Form 20-F
period 2020-12-31
BARCLAYS PLC
filed 2021-02-18
CIK 312069

UNITED

STATES
SECURITIES

AND

EXCHANGE

COMMISSION
WASHINGTON,

DC

20549
FORM

20-F
(Mark

One)

☐

REGISTRATION

STATEMENT

PURSUANT

TO

SECTION

12(b)

OR

12(g)

OF

THE

SECURITIES

EXCHANGE

ACT

OF

1934

OR
☑

ANNUAL

REPORT

PURSUANT

TO

SECTION

13

OR

15(d)

OF

THE

SECURITIES

EXCHANGE

ACT

OF

1934

For

the

fiscal

year

ended

December

31,

2020

OR
☐
TRANSITION

REPORT

PURSUANT

TO

SECTION

13

OR

15(d)

OF

THE

SECURITIES

EXCHANGE

ACT

OF

1934

For

the

transition

period

from

to

OR
☐
SHELL

COMPANY

REPORT

PURSUANT

TO

SECTION

13

OR

15(d)

OF

THE

SECURITIES

EXCHANGE

ACT

OF

1934

Date

of

event

requiring

this

shell

company

report

Commission

file

number
Barclays

PLC
1-09246

BARCLAYS

PLC
(Exact

Name

of

Registrant

as

Specified

in

its

Charter)
ENGLAND
(Jurisdiction

of

Incorporation

or

Organization)
1

CHURCHILL

PLACE,

LONDON

E14

5HP,

ENGLAND
(Address

of

Principal

Executive

Offices)
GARTH

WRIGHT,

+44

(0)20

7116

3170,

GARTH.WRIGHT@BARCLAYS.COM
1

CHURCHILL

PLACE,

LONDON

E14

5HP,

ENGLAND
(Name,

Telephone,

E-mail

and/or

Facsimile

number

and

Address

of

Company

Contact

Person)
Securities

registered

or

to

be

registered

pursuant

to

Section

12(b)

of

the

Act:

Title

of

each

class
Trading

symbol(s)
Name

of

each

exchange
on

which

registered
25p

ordinary

shares*
Not

applicable*
New

York

Stock

Exchange*
American

Depositary

Shares,

each

representing

four

25p

ordinary

shares
BCS
New

York

Stock

Exchange
4.338%

Fixed-to-Floating

Rate

Senior

Notes

due

2024
BCS24A
New

York

Stock

Exchange
Floating

Rate

Senior

Notes

due

2024
BCS24B
New

York

Stock

Exchange
4.972%

Fixed-to-Floating

Rate

Senior

Notes

due

2029
BCS29
New

York

Stock

Exchange
4.610%

Fixed-to-Floating

Rate

Senior

Notes

due

2023
BCS23B
New

York

Stock

Exchange
Floating

Rate

Senior

Notes

due

2023
BCS23C
New

York

Stock

Exchange
4.375%

Fixed

Rate

Subordinated

Notes

due

2024
BCS24
New

York

Stock

Exchange
3.65%

Fixed

Rate

Senior

Notes

due

2025
BCS25
New

York

Stock

Exchange
5.25%

Fixed

Rate

Senior

Notes

due

2045
BCS45
New

York

Stock

Exchange
3.25%

Fixed

Rate

Senior

Notes

due

2021
BCS21B
New

York

Stock

Exchange
4.375%

Fixed

Rate

Senior

Notes

due

2026
BCS26
New

York

Stock

Exchange
5.20%

Fixed

Rate

Subordinated

Notes

due

2026
BCS26A
New

York

Stock

Exchange
3.20%

Fixed

Rate

Senior

Notes

due

2021
BCS21
New

York

Stock

Exchange
Floating

Rate

Senior

Notes

due

2021
BCS21A
New

York

Stock

Exchange
Floating

Rate

Senior

Notes

due

2023
BCS23
New

York

Stock

Exchange
3.684%

Fixed

Rate

Senior

Notes

due

2023
BCS23A
New

York

Stock

Exchange
4.337%

Fixed

Rate

Senior

Notes

due

2028
BCS28
New

York

Stock

Exchange
4.950%

Fixed

Rate

Senior

Notes

due

2047
BCS47
New

York

Stock

Exchange
4.836%

Fixed

Rate

Subordinated

Callable

Notes

due

2028
BCS28A
New

York

Stock

Exchange
3.250%

Fixed

Rate

Senior

Notes

due

2033
BCS33
New

York

Stock

Exchange
3.932%

Fixed-to-Floating

Rate

Senior

Notes

due

2025
BCS25A
New

York

Stock

Exchange
5.088%

Fixed-to-Floating

Rate

Subordinated

Notes

due

2030
BCS30
New

York

Stock

Exchange
2.852%

Fixed-to-Floating

Rate

Senior

Notes

due

2026
BCS26B
New

York

Stock

Exchange
2.645%

Fixed

Rate

Resetting

Senior

Callable

Notes

due

2031
BCS31
New

York

Stock

Exchange
3.564%

Fixed

Rate

Resetting

Subordinated

Callable

Notes

due

2035
BCS35
New

York

Stock

Exchange
1.007%

Fixed

Rate

Resetting

Senior

Callable

Notes

due

2024
BCS24C
New

York

Stock

Exchange
*
Not

for

trading,

but

in

connection

with

the

registration

of

American

Depository

Shares,

pursuant

to

the

requirements

to

the

Securities

and
Exchange

Commission.

Securities

registered

or

to

be

registered

pursuant

to

Section

12(g)

of

the

Act:

None
Securities

for

which

there

is

a

reporting

obligation

pursuant

to

Section

15(d)

of

the

Act:

None
Indicate

the

number

of

outstanding

shares

of

each

of

the

issuer’s

classes

of

capital

or

common

stock

as

of

the

close

of

the

period

covered

by

the
annual

report.
25p

ordinary

shares
17,359,296,032
Indicate

by

check

mark

if

the

registrant

is

a

well-known

seasoned

issuer,

as

defined

in

Rule

405

of

the

Securities

Act.
Yes
☑

No
☐
If

this

report

is

an

annual

or

transition

report,

indicate

by

check

mark

if

the

registrant

is

not

required

to

file

reports

pursuant

to

Section

13

or

15(d)

of
the

Securities

Exchange

Act

1934.
Yes
☐

No
☑
Note

–

Checking

the

box

above

will

not

relieve

any

registrant

required

to

file

reports

pursuant

to

Section

13

or

15(d)

of

the

Securities

Exchange

Act
of

1934

from

their

obligations

under

those

Sections.
Indicate

by

check

mark

whether

the

registrant

(1)

has

filed

all

reports

required

to

be

filed

by

Section

13

or

15(d)

of

the

Securities

Exchange

Act

of
1934

during

the

preceding

12

months

(or

for

such

shorter

period

that

the

registrant

was

required

to

file

such

reports),

and

(2)

has

been

subject

to
such

filing

requirements

for

the

past

90

days.
Yes
☑

No
☐
Indicate

by

check

mark

whether

the

registrant

has

submitted

electronically

every

Interactive

Data

File

required

to

be

submitted

pursuant

to

Rule

405
of

Regulation

S-T

(§

232.405

of

this

chapter)

during

the

preceding

12

months

(or

for

such

shorter

period

that

the

registrant

was

required

to

submit
and

submit

such

files).

Yes
☑

No
☐
Indicate

by

check

mark

whether

the

registrant

is

a

large

accelerated

filer,

an

accelerated

filer,

a

non-accelerated

filer,

or

an

emerging

growth
company.

See

definition

of

“large

accelerated

filer”,

“accelerated

filer”

and

“emerging

growth

company”

in

Rule

12b-2

of

the

Exchange

Act:
Large

Accelerated

Filer
☑
Accelerated

Filer
☐
Non-Accelerated

Filer
☐
Emerging

growth

company
☐
If

an

emerging

growth

company

that

prepares

its

financial

statements

in

accordance

with

U.S.

GAAP,

indicate

by

check

mark

if

the

registrant

has
elected

not

to

use

the

extended

transition

period

for

complying

with

any

new

or

revised

financial

accounting

standards†

provided

pursuant

to
Section

13(a)

of

the

Exchange

Act.
☐
†

The

term

“new

or

revised

financial

accounting

standard”

refers

to

any

update

issued

by

the

Financial

Accounting

Standards

Board

to

its
Accounting

Standards

Codification

after

April

5,

2012.
Indicate

by

check

mark

whether

the

registrant

has

filed

a

report

on

and

attestation

to

its

management’s

assessment

of

the

effectiveness

of

its
internal

control

over

financial

reporting

under

Section

404(b)

of

the

Sarbanes-Oxley

Act

(15

U.S.C.

7262(b))

by

the

registered

public

accounting

firm
that

prepared

or

issued

its

audit

report.
☑
*Indicate

by

check

mark

which

basis

of

accounting

the

registrant

has

used

to

prepare

the

financial

statements

included

in

this

filing:
U.S.

GAAP
☐
International

Financial

Reporting

Standards

as

issued

by

the

International

Accounting

Standards

Board

☑
Other
☐
*If

“Other”

has

been

checked

in

response

to

the

previous

question,

indicate

by

check

mark

which

financial

statement

item

the

registrant

has

elected
to

follow:
Item

17
☐
Item

18
☐
If

this

is

an

annual

report,

indicate

by

check

mark

whether

the

registrant

is

a

shell

company

(as

defined

in

Rule

12b-2

of

the

Exchange

Act).
Yes
☐

No
☑
(APPLICABLE

ONLY

TO

ISSUERS

INVOLVED

IN

BANKRUPTCY

PROCEEDINGS

DURING

THE

PAST

FIVE

YEARS)
Indicate

by

check

mark

whether

the

registrant

has

filed

all

documents

and

reports

required

to

be

filed

by

Section

12,

13

or

15(d)

of

the

Securities
Exchange

Act

of

1934

subsequent

to

the

distribution

of

securities

under

a

plan

confirmed

by

a

court.
Yes
☐

No
☐

SEC

Form

20-F

Cross

reference

information
Form

20-F

item

number
Page

and

caption

references
in

this

document*
1
Identity

of

Directors,

Senior

Management

and

Advisers
Not

applicable
2
Offer

Statistics

and

Expected

Timetable
Not

applicable
3
Key

Information
A.

Selected

financial

data
187,

189,

308
B.

Capitalization

and

indebtedness
Not

applicable
C.

Reason

for

the

offer

and

use

of

proceeds
Not

applicable
D.

Risk

factors
91-101
4
Information

on

the

Company
A.

History

and

development

of

the

company
i

(Notes),

184-205,

271-274

(Note

26),

299-301
(Note

41),

305,

313
B.

Business

overview
ii

(Market

and

other

data),

152,

162,

178-183,
191-197,

224-225

(Note

2)
C.

Organizational

structure
289-292

(Notes

34

and

35),

324-327
D.

Property,

plants

and

equipment
261-

265

(Notes

20

and

21)
4A
Unresolved

staff

comments
Not

applicable
5
Operating

and

Financial

Review

and

Prospects
A.

Operating

results
88-109,

145,

168,

173-177,

184-205,

239-247
(Note

14)
B.

Liquidity

and

capital

resources
145,

150-162,

163-164,

171-172,

216,

219,

239-
247

(Note

14),

275-278

(Notes

27

and

28),

289-
290

(Note

34),

293-294

(Note

37),

328-338
C.

Research

and

development,

patents

and

licenses,

etc.
43
D.

Trend

information
91-101,

150-175,

184-205
E.

Off

-balance

sheet

arrangements
112

-115,

133-134,

160,

270

(Note

25),

290-292
(Note

35)
F.

Tabular

disclosure

of

contractual

obligations
330
G.

Safe

harbor
ii

(Forward-looking

statements)
6
Directors,

Senior

Management

and

Employees
A.

Directors

and

senior

management
3-6,

317-319
B.

Compensation
47-50,

57,

68-73,

77,

169-170,

282-288

(Notes
32

and

33),

296-298

(Note

39),

322-323
C.

Board

practices
3-6,

14-22,

40,

54-90
D.

Employees
81-85,

191,

193,

197,

224-225

(Note

2)
E.

Share

ownership
77,

282-283

(Note

32),

296-298

(Note

39),

322-
323
7
Major

Shareholders

and

Related

Party

Transactions
A.

Major

shareholders
44,

316
B.

Related

party

transactions
C.

Interests

of

experts

and

counsel
296-298

(Note

39),

347
Not

applicable
8
Financial

Information
A.

Consolidated

statements

and

other

financial

information
207-302,

306
B.

Significant

changes
Not

applicable
9
The

Offer

and

Listing
A.

Offer

and

listing

details
308,

315
B.

Plan

of

distribution
Not

applicable
C.

Markets
308,

315
D.

Selling

shareholders
Not

applicable
E.

Dilution
Not

applicable
F.

Expenses

of

the

issue
Not

applicable
10
Additional

Information
A.

Share

capital
Not

applicable
B.

Memorandum

and

Articles

of

Association
43-45,

305-307
C.

Material

contracts
54-56,

78
D.

Exchange

controls
313
E.

Taxation
309-312
F.

Dividends

and

paying

agents
Not

applicable
G.

Statement

by

experts
Not

applicable
H.

Documents

on

display
313
I.

Subsidiary

information
289-290

(Note

34),

324-327
11
Quantitative

and

Qualitative

Disclosure

about

Market

Risk
86-183,

239-259

(Notes

14-17)
12
Description

of

Securities

Other

than

Equity

Securities
A.

Debt

Securities
Not

applicable
B.

Warrants

and

Rights
Not

applicable
C.

Other

Securities
Not

applicable
D.

American

Depositary

Shares
308,

314
13
Defaults,

Dividends

Arrearages

and

Delinquencies
Not

applicable
14
Material

Modifications

to

the

Rights

of

Security

Holders

and

Use

of

Proceeds
Not

applicable
15
Controls

and

Procedures
A.

Disclosure

controls

and

procedures
317
B.

Management’s

annual

report

on

internal

control

over

financial

reporting
39-40
C.

Attestation

report

of

the

registered

public

accounting

firm
207-210
D.

Changes

in

internal

control

over

financial

reporting
40
16A
Audit

Committee

Financial

Expert
14-15
16B
Code

of

Ethics
315

16C
Principal

Accountant

Fees

and

Services
21-22,

298

(Note

40)
16D
Exemptions

from

the

Listing

Standards

for

Audit

Committees
Not

applicable
16E
Purchases

of

Equity

Securities

by

the

Issuer

and

Affiliated

Purchasers
44
16F
Change

in

Registrant’s

Certifying

Accountant
Not

applicable
16G
Corporate

Governance
315
16H
Mine

Safety

Disclosure
Not

applicable
17
Financial

Statements
Not

applicable

(See

Item

8)
18
Financial

Statements
Not

applicable

(See

Item

8)
19 Exhibits
Exhibit

Index
*

Captions

have

been

included

only

in

respect

of

pages

with

multiple

sections

on

the

same

page

in

order

to

identify

the

relevant

caption

on

that
page

covered

by

the

corresponding

Form

20-F

item

number.

Making

a

difference
Barclays

PLC
2020

Annual

Report

on

Form

20

-F

Notes
The

terms

Barclays

or

Group

refer

to

Barclays

PLC

together

with

its

subsidiaries.

Unless

otherwise

stated,

the

income

statement

analysis

compares
the

year

ended

31

December

2020

to

the

corresponding

twelve

months

of

2019

and

balance

sheet

analysis

as

at

31

December

2020

with
comparatives

relating

to

31

December

2019.

The

abbreviations

‘£m’

and

‘£bn’

represent

millions

and

thousands

of

millions

of

Pounds

Sterling
respectively;

the

abbreviations

‘$m’

and

‘$bn’

represent

millions

and

thousands

of

millions

of

US

Dollars

respectively;

and

the

abbreviations

‘€m’
and

‘€bn’

represent

millions

and

thousands

of

millions

of

Euros

respectively.
There

are

a

number

of

key

judgement

areas,

for

example

impairment

calculations,

which

are

based

on

models

and

which

are

subject

to

ongoing
adjustment

and

modifications.

Reported

numbers

reflect

best

estimates

and

judgements

at

the

given

point

in

time.
Relevant

terms

that

are

used

in

this

document

but

are

not

defined

under

applicable

regulatory

guidance

or

International

Financial

Reporting
Standards

(IFRS)

are

explained

in

the

results

glossary

that

can

be

accessed

at

home.barclays/investor-relations/reports-and-events/latest-financial-
results.
The

information

in

this

announcement,

which

was

approved

by

the

Board

of

Directors

on

17

February

2021,

does

not

comprise

statutory

accounts
within

the

meaning

of

Section

434

of

the

Companies

Act

2006.

Statutory

accounts

for

the

year

ended

31

December

2020,

which

contain

an
unmodified

audit

report

under

Section

495

of

the

Companies

Act

2006

(which

does

not

make

any

statements

under

Section

498

of

the

Companies
Act

2006),

will

be

delivered

to

the

Registrar

of

Companies

in

accordance

with

Section

441

of

the

Companies

Act

2006.
Barclays

is

a

frequent

issuer

in

the

debt

capital

markets

and

regularly

meets

with

investors

via

formal

road-shows

and

other

ad

hoc

meetings.
Consistent

with

its

usual

practice,

Barclays

expects

that

from

time

to

time

over

the

coming

quarter

it

will

meet

with

investors

globally

to

discuss
these

results

and

other

matters

relating

to

the

Group.
Non-IFRS

performance

measures
Barclays

management

believes

that

the

non-IFRS

performance

measures

included

in

this

document

provide

valuable

information

to

the

readers

of
the

financial

statements

as

they

enable

the

reader

to

identify

a

more

consistent

basis

for

comparing

the

businesses’

performance

between

financial
periods

and

provide

more

detail

concerning

the

elements

of

performance

which

the

managers

of

these

businesses

are

most

directly

able

to
influence

or

are

relevant

for

an

assessment

of

the

Group.

They

also

reflect

an

important

aspect

of

the

way

in

which

operating

targets

are

defined
and

performance

is

monitored

by

Barclays

management.

However,

any

non-IFRS

performance

measures

in

this

document

are

not

a

substitute

for
IFRS

measures

and

readers

should

consider

the

IFRS

measures

as

well.

Refer

to

the

appendix

on

pages

198

to

205

for

further

information

and
calculations

of

non-IFRS

performance

measures

included

throughout

this

document,

and

the

most

directly

comparable

IFRS

measures.
Key

non-IFRS

measures

included

in

this

document,

and

the

most

directly

comparable

IFRS

measures,

are:
–

Attributable

profit/(loss)

excluding

litigation

and

conduct

represents

attributable

profit/(loss)

excluding

litigation

and

conduct

charges.

The
comparable

IFRS

measure

is

attributable

profit/(loss).

A

reconciliation

is

provided

on

pages

202

to

205;
–

Average

allocated

equity

represents

the

average

shareholders’

equity

that

is

allocated

to

the

businesses.

The

comparable

IFRS

measure

is
average

equity.

A

reconciliation

is

provided

on

pages

202

to

205;
–

Average

allocated

tangible

equity

is

calculated

as

the

average

of

the

previous

month’s

period

end

allocated

tangible

equity

and

the

current
month’s

period

end

allocated

tangible

equity.

The

average

allocated

tangible

equity

for

the

period

is

the

average

of

the

monthly

averages

within

that
period.

Period

end

allocated

tangible

equity

is

calculated

as

13.0%

(2019:

13.0%)

of

RWAs

for

each

business,

adjusted

for

capital

deductions,
excluding

goodwill

and

intangible

assets,

reflecting

the

assumptions

the

Group

uses

for

capital

planning

purposes.

Head

Office

allocated

tangible
equity

represents

the

difference

between

the

Group’s

tangible

shareholders’

equity

and

the

amounts

allocated

to

businesses.

The

comparable

IFRS
measure

is

average

equity.

A

reconciliation

is

provided

on

pages

202

to

205;
–

Average

tangible

shareholders’

equity

is

calculated

as

the

average

of

the

previous

month’s

period

end

tangible

equity

and

the

current

month’s
period

end

tangible

equity.

The

average

tangible

shareholders’

equity

for

the

period

is

the

average

of

the

monthly

averages

within

that

period.

The
comparable

IFRS

measure

is

average

equity.

A

reconciliation

is

provided

on

pages

202

to

205;
–

Basic

earnings

per

share

excluding

litigation

and

conduct

is

calculated

by

dividing

statutory

profit

after

tax

attributable

to

ordinary

shareholders
excluding

litigation

and

conduct

charges,

by

the

basic

weighted

average

number

of

shares.

The

comparable

IFRS

measure

is

basic

earnings

per
share.

A

reconciliation

is

provided

on

pages

202

to

205;
–

Cost:

income

ratio

excluding

litigation

and

conduct

represents

operating

expenses

excluding

litigation

and

conduct

charges,

divided

by

total
income.

The

comparable

IFRS

measure

is

cost:

income

ratio.

A

reconciliation

is

provided

on

pages

202

to

205;
–

Operating

expenses

excluding

litigation

and

conduct

represents

operating

expenses

excluding

litigation

and

conduct

charges.

The

comparable
IFRS

measure

is

operating

expenses.

A

reconciliation

is

provided

on

pages

202

to

205;
–

Operating

expenses

excluding

litigation

and

conduct,

and

a

Guaranteed

Minimum

Payments

(GMP)

charge

of

£140m

for

2018

represents
operating

expenses

excluding

litigation

and

conduct

charges,

and

a

GMP

charge

of

£140m

for

2018.

The

comparable

IFRS

measure

is

operating
expenses.

A

reconciliation

is

provided

on

page

187;
–

Pre-provision

profits

is

calculated

by

excluding

credit

impairment

charges

from

profit

before

tax.

The

comparable

IFRS

measure

is

profit

before
tax.

A

reconciliation

is

provided

on

pages

202

to

205;
–

Pre-provision

profits

excluding

litigation

and

conduct

is

calculated

by

excluding

litigation

and

conduct,

and

credit

impairment

charges

from

profit
before

tax.

The

comparable

IFRS

measure

is

profit

before

tax.

A

reconciliation

is

provided

on

pages

202

to

205;
–

Profit/(loss)

before

tax

excluding

litigation

and

conduct

represents

profit/(loss)

before

tax

excluding

litigation

and

conduct

charges.

The
comparable

IFRS

measure

is

profit/(loss)

before

tax.

A

reconciliation

is

provided

on

pages

202

to

205;
–

Return

on

average

allocated

equity

represents

the

return

on

shareholders’

equity

that

is

allocated

to

the

businesses.

The

comparable

IFRS
measure

is

return

on

equity.

A

reconciliation

is

provided

on

page

200;
–

Return

on

average

allocated

tangible

equity

is

calculated

as

the

annualised

profit

after

tax

attributable

to

ordinary

equity

holders

of

the

parent,

as
a

proportion

of

average

allocated

tangible

equity.

The

comparable

IFRS

measure

is

return

on

equity.

A

reconciliation

is

provided

on

page

201;

–

Return

on

average

allocated

tangible

equity

excluding

litigation

and

conduct

is

calculated

as

the

annualised

profit

after

tax

attributable

to

ordinary
equity

holders

of

the

parent

excluding

litigation

and

conduct

charges,

as

a

proportion

of

average

allocated

tangible

equity.

The

comparable

IFRS
measure

is

return

on

equity.

A

reconciliation

is

provided

on

page

202;
–

Return

on

average

tangible

shareholders’

equity

is

calculated

as

the

annualised

profit

after

tax

attributable

to

ordinary

equity

holders

of

the

parent,
as

a

proportion

of

average

shareholders’

equity

excluding

non-controlling

interests

and

other

equity

instruments

adjusted

for

the

deduction

of
intangible

assets

and

goodwill.

The

comparable

IFRS

measure

is

return

on

equity.

A

reconciliation

is

provided

on

page

204;

and
–

Tangible

net

asset

value

per

share

is

calculated

by

dividing

shareholders’

equity,

excluding

non-controlling

interests

and

other

equity

instruments,
less

goodwill

and

intangible

assets,

by

the

number

of

issued

ordinary

shares.

A

reconciliation

is

provided

on

page

205.
Forward-looking

statements
This

document

contains

certain

forward-looking

statements

within

the

meaning

of

Section

21E

of

the

US

Securities

Exchange

Act

of

1934,

as
amended,

and

Section

27A

of

the

US

Securities

Act

of

1933,

as

amended,

with

respect

to

the

Group.

Barclays

cautions

readers

that

no

forward-
looking

statement

is

a

guarantee

of

future

performance

and

that

actual

results

or

other

financial

condition

or

performance

measures

could

differ
materially

from

those

contained

in

the

forward-looking

statements.

These

forward-looking

statements

can

be

identified

by

the

fact

that

they

do

not
relate

only

to

historical

or

current

facts.

Forward-looking

statements

sometimes

use

words

such

as

‘may’,

‘will’,

‘seek’,

‘continue’,

‘aim’,

‘anticipate’,
‘target’,

‘projected’,

‘expect’,

‘estimate’,

‘intend’,

‘plan’,

‘goal’,

‘believe’,

‘achieve’

or

other

words

of

similar

meaning.

Forward-looking

statements

can
be

made

in

writing

but

also

may

be

made

verbally

by

members

of

the

management

of

the

Group

(including,

without

limitation,

during

management
presentations

to

financial

analysts)

in

connection

with

this

document.

Examples

of

forward-looking

statements

include,

among

others,

statements

or
guidance

regarding

or

relating

to

the

Group’s

future

financial

position,

income

growth,

assets,

impairment

charges,

provisions,

business

strategy,
capital,

leverage

and

other

regulatory

ratios,

capital

distributions

(including

dividend

payout

ratios

and

expected

payment

strategies),

projected
levels

of

growth

in

the

banking

and

financial

markets,

projected

costs

or

savings,

any

commitments

and

targets,

estimates

of

capital

expenditures,
plans

and

objectives

for

future

operations,

projected

employee

numbers,

IFRS

impacts

and

other

statements

that

are

not

historical

fact.

By

their
nature,

forward-looking

statements

involve

risk

and

uncertainty

because

they

relate

to

future

events

and

circumstances.

The

forward-looking
statements

speak

only

as

at

the

date

on

which

they

are

made.

Forward-looking

statements

may

be

affected

by:

changes

in

legislation;

the
development

of

standards

and

interpretations

under

IFRS,

including

evolving

practices

with

regard

to

the

interpretation

and

application

of
accounting

and

regulatory

standards;
the

outcome

of

current

and

future

legal

proceedings

and

regulatory

investigations;

future

levels

of

conduct
provisions;

the

policies

and

actions

of

governmental

and

regulatory

authorities;

the

Group’s

ability

along

with

government

and

other

stakeholders

to
manage

and

mitigate

the

impacts

of

climate

change

effectively;

geopolitical

risks;

and

the

impact

of

competition.

In

addition,

factors

including

(but
not

limited

to)

the

following

may

have

an

effect:

capital,

leverage

and

other

regulatory

rules

applicable

to

past,

current

and

future

periods;

UK,

US,
Eurozone

and

global

macroeconomic

and

business

conditions;

the

effects

of

any

volatility

in

credit

markets;

market

related

risks

such

as

changes

in
interest

rates

and

foreign

exchange

rates;

effects

of

changes

in

valuation

of

credit

market

exposures;

changes

in

valuation

of

issued

securities;
volatility

in

capital

markets;

changes

in

credit

ratings

of

any

entity

within

the

Group

or

any

securities

issued

by

such

entities;

direct

and

indirect
impacts

of

the

coronavirus

(COVID-19)

pandemic;

instability

as

a

result

of

the

UK’s

exit

from

the

European

Union

(EU),

the

effects

of

the

EU-UK
Trade

and

Cooperation

Agreement

and

the

disruption

that

may

subsequently

result

in

the

UK

and

globally;

the

risk

of

cyber-attacks,

information

or
security

breaches

or

technology

failures

on

the

Group’s

business

or

operations;

and

the

success

of

future

acquisitions,

disposals

and

other

strategic
transactions.

A

number

of

these

influences

and

factors

are

beyond

the

Group’s

control.

As

a

result,

the

Group’s

actual

financial

position,

future
results,

capital

distributions,

capital,

leverage

or

other

regulatory

ratios

or

other

financial

and

non-financial

metrics

or

performance

measures

may
differ

materially

from

the

statements

or

guidance

set

forth

in

the

Group’s

forward-looking

statements.
Subject

to

our

obligations

under

the

applicable

laws

and

regulations

of

any

relevant

jurisdiction,

(including,

without

limitation,

the

UK

and

the

US),

in
relation

to

disclosure

and

ongoing

information,

we

undertake

no

obligation

to

update

publicly

or

revise

any

forward-looking

statements,

whether

as

a
result

of

new

information,

future

events

or

otherwise.
Market

and

other

data
This

document

contains

information,

including

statistical

data,

about

certain

Barclays

markets

and

its

competitive

position.

Except

as

otherwise
indicated,

this

information

is

taken

or

derived

from

Datastream

and

other

external

sources.

Barclays

cannot

guarantee

the

accuracy

of

information
taken

from

external

sources,

or

that,

in

respect

of

internal

estimates,

a

third

party

using

different

methods

would

obtain

the

same

estimates

as
Barclays.
Uses

of

Internet

addresses
This

document

contains

inactive

textual

addresses

to

internet

websites

operated

by

us

and

third

parties.

Reference

to

such

websites

is

made

for
information

purposes

only,

and

information

found

at

such

websites

is

not

incorporated

by

reference

into

this

document.
References

to

Strategic

Report,

Pillar

3

Report

and

TCFD

Report
This

document

contains

references

throughout

to

the

Barclays

PLC

Strategic

Report,

Pillar

3

Report

and

TCFD

Report.

References

to

the
aforementioned

reports

are

made

for

information

purposes

only,

and

information

found

in

said

reports

is

not

incorporated

by

reference

into

this
document.

Barclays

PLC

2020

Annual

Report

on

Form

20-F
Contents
What’s

inside

this

report
Governance
◾

Governance

contents
2
◾

Directors’

report
11
◾

Remuneration

report
47
◾

Our

people

and

culture
81
Risk

review
◾

Risk

review

contents
86
◾

Risk

management
88
◾

Material

existing

and

emerging

risks
91
◾

Climate

change

risk

management
102
◾

Principal

risk

management
104
◾

Risk

performance
110
◾

Supervision

and

regulation
178
Financial

review
◾

Financial

review

contents
184
◾

Key

performance

indicators
185
◾

Consolidated

summary

income

statement
187
◾

Income

statement

commentary
188
◾

Consolidated

summary

balance

sheet
189
◾

Balance

sheet

commentary
190
◾

Analysis

of

results

by

business
191
◾

Non-IFRS

performance

measures
196
Financial

statements
◾

Financial

statements

contents
206
◾

Consolidated

financial

statements
212
◾

Notes

to

the

financial

statements
220
Shareholder

information
◾

Key

dates,

Annual

General

Meeting,

Dividends,

and

other

useful
information
303

Our

Governance

Barclays

PLC

2020

Annual

Report

on

Form

20-F
Welcome

to

our

Governance

report.

This

report

explains

the

composition

of

our

Board

and

Executive
Committee,

how

our

governance

framework

operates

and

our

key

areas

of

focus

in

2020.
Aim

of

our

governance

The

primary

aim

of

our

governance

is

that

it:
◾

seeks

to

ensure

that

our

decision-making

is

aligned

to

our

purpose

and

values
◾

creates

long

-term

sustainable

value

for

our

shareholders,

having

regard

to

the

interests

of

all

our

stakeholders
◾

is

effective

in

providing

constructive

challenge,

advice

and

support

to

management
◾

provides

checks

and

balances

and

drives

informed,

collaborative

and

accountable

decision-making.
Compliance

with

the

Code

and

Regulations

Our

Governance

report

reflects

the

requirements

of

the

2018

UK

Corporate

Governance

Code

(the

‘Code’)

and

the

Companies
(Miscellaneous

Reporting)

Regulations

2018

(the

‘Regulations’).
To

view

our

specific

compliance

as

against

the

Code,

please

see

pages

35

to

40.
Certain

additional

information,

signposted

throughout

this

report,

is

available

at
home.barclays/corporategovernance.

Directors’

report
Board

of

Directors
3
Executive

Committee
7
Directors’

report
8
Our

key

areas

of

focus

in

202
11
Key

priorities
12
Board

Audit

Committee

report
14
Board

Nominations

Committee

report
23
Board

Risk

Committee

report
29
How

we

comply
35
Other

statutory

information
41
Remuneration

report
47

Directors’

report:

Board

of

Directors
3

Barclays

PLC

2020

Annual

Report

on

Form

20-F
Overview

of

key

developments

in

2020
The

challenges

presented

by

the

COVID-19

pandemic

reinforced

the

importance

for

the

Board

of

our

purpose

in

everything

we

do

and,

in
particular,

embedding

it

in

our

response

to

the

pandemic.

We

want

to

reinforce

that

clarity

and

conviction

about

our

purpose

and

our

values,

and
stay

true

to

that

way

of

thinking

about

how

we

take

action

at

pace.

Accordingly,

during

2020,

the

Board

approved

the

introduction

of

a

new,
extended

narrative

of

the

Group’s

purpose

and

the

refreshed

descriptions

of

our

values

to

make

sure

they

are

still

relevant

for

the

challenges
ahead.

You

can

read

more

about

how

the

Board

oversaw

the

evolution

of

our

purpose

and

values

on

page

12.

Throughout

the

COVID-19

pandemic,

the

Board

has

been

keenly

focussed

on

protecting

the

health

and

well-being

of

our

colleagues

and
supporting

our

customers,

clients

and

other

stakeholders,

whilst

at

the

same

time

maintaining

the

financial

and

operational

integrity

of

the
Barclays

Group.
Nigel

Higgins
Group

Chairman
Appointed:

2

May

2019
Relevant

skills
and

experience
Nigel

is

the

Group

Chairman.

He

is

also

Chairman

of

Barclays

Bank

PLC.

Nigel

has

extensive

experience

in,

and

understanding

of,

banking

and

financial

services,

gained

through

a

36-year
career

at

Rothschild

&

Co.

where

he

was

most

recently

Deputy

Chairman.

Prior

to

that

he

was

Chairman

of

the

Group
Executive

Committee

and

Managing

Partner

of

Rothschild

&

Co.
He

is

a

seasoned

business

leader

with

a

strong

track

record

in

leading

and

chairing

a

range

of

organisations

and

in
acting

as

a

strategic

adviser

to

multiple

major

international

corporations

and

governments.

The

breadth

of

Nigel’s
knowledge

and

operational

experience

with

international

banking

groups,

building

teams

and

culture

and

growing
businesses

are

all

hugely

beneficial

to

Barclays,

and

enables

Nigel

to

contribute

to

the

strategic

direction

and

long-term
sustainable

success

of

Barclays.
Key

current
appointments
Chairman,

Sadler’s

Wells;

Non-Executive

Director,

Tetra

Laval

Group
Board

Committee
membership
Board

Nominations

Committee

(Chair)
Jes

Staley

Group

Chief

Executive
Appointed:

1

December

2015
Relevant

skills
and

experience
Jes

has

nearly

four

decades

of

extensive

experience

in

banking

and

financial

services.

He

brings

a

wealth

of

investment
banking

knowledge

to

the

Board

as

well

as

strong

executive

leadership,

and

this

contribution

is

reflected

in

Barclays’
strategy

and

long-term

sustainable

success

of

the

business.

He

previously

worked

for

more

than

30

years

at

JP

Morgan
where

he

initially

trained

as

a

commercial

banker,

later

advancing

to

the

leadership

of

major

businesses

involving
equities,

private

banking

and

asset

management,

and

ultimately

heading

JP

Morgan’s

Global

Investment

Bank.
Key

current
appointments
Board

Member,

Bank

Policy

Institute;

Board

Member,

Institute

of

International

Finance
Board

Committee
membership
None
Brian

Gilvary

Senior

Independent

Director
Appointed:

1

February

2020
Relevant

skills
and

experience
Brian

was

appointed

to

the

Board

with

effect

from

1

February

2020

and

took

on

the

role

of

Senior

Independent

Director
on

1

January

2021.

He

is

an

experienced

executive

having

served

on

the

Board

of

BP

p.l.c.

as

Chief

Financial

Officer
from

2012

to

2020.

Brian’s

BP

career

spanned

Upstream,

Downstream

and

Trading

based

in

the

UK,

USA

and

Europe.
Previously,

he

held

several

senior

financial

and

commercial

roles,

including

member

of

the

Board

of

TNK-BP

(a

BP
Russian

JV),

Chief

Executive

of

BP’s

commodity

trading

division

and

Commercial

Director

of

the

downstream

division.
His

other

senior

level

experience

includes

serving

on

the

Boards

of

various

commercial

and

charitable

organisations.
Brian

was

also

Chairman

of

the

FTSE

100

Group

of

Finance

Directors

from

2018

to

2020,

a

member

of

the

UK

Treasury
Financial

Management

Review

Board

from

2014-2017

and

has

served

on

various

HRH

Prince

of

Wales’

Business

in

the
Community

Leadership

Teams

from

2007-2009.

Brian

brings

to

the

Board

his

extensive

experience

of

management,
finance

and

strategy

gained

at

BP

and

other

public

and

private

Boards,

along

with

deep

experience

of

US

and

UK
shareholder

engagement.

His

experience

with,

and

understanding

of,

the

challenges

and

opportunities

inherent

in
advancing

a

sustainable

energy

future

will

be

invaluable

as

Barclays

considers

how

it

can

help

to

accelerate

the
transition

to

a

low-carbon

world.

Key

current
appointments
Non-Executive

Director,

Air

Liquide

S.A.;

Executive

Chairman,

INEOS

Energy,

an

INEOS

group

company
Board

Committee
membership
Board

Remuneration

Committee,

Board

Nominations

Committee

(from

1

January

2021),

Board

Risk

Committee

(from

1
January

2021)

Directors’

report:

Board

of

Directors
4

Barclays

PLC

2020

Annual

Report

on

Form

20-F
Crawford

Gillies
Non-Executive

(prior

to

1

January

2021

Senior

Independent

Director)
Appointed:

1

May

2014
Relevant

skills
and

experience
Crawford

is

a

senior

member

of

the

Board

having

held

the

role

of

Senior

Independent

Director

prior

to

1

January

2021.
He

is

also

Chair

of

Barclays

Bank

UK

PLC

(subject

to

regulatory

approval).

He

has

extensive

business

transformation
and

management

experience

at

executive

and

board

level

spanning

over

30

years.

Beneficial

to

the

Board

and

to
Barclays’

strategy

and

long-term

sustainable

success

is

his

key

understanding

of

stakeholder

needs

and

his

experience
in

international

and

cross-sector

organisations,

strong

leadership

and

strategic

decision-making.

Key

current
appointments
Chairman,

Edrington

Group
Board

Committee
membership
Board

Audit

Committee,

(until

31

December

2020),

Board

Nominations

Committee

Board,

Remuneration

Committee
(Chair)
Mike

Ashley
Non-Executive
Appointed:

18

September

2013
Relevant

skills
and

experience
Mike

has

deep

knowledge

of

accounting,

auditing

and

associated

regulatory

issues,

having

previously

worked

at

KPMG
for

over

20

years.

Mike’s

former

roles

include

acting

as

the

lead

engagement

partner

on

the

audits

of

large

financial
services

groups

including

HSBC,

Standard

Chartered

and

the

Bank

of

England,

as

Head

of

Quality

and

Risk
Management

for

KPMG

Europe

LLP

and

as

KPMG

UK’s

Ethics

Partner.

The

Board

benefits

from

his

extensive
experience

in

accounting,

auditing

and

financial

reporting

and

therefore

Mike

continues

to

contribute

to

the

long-term
sustainable

success

of

the

business.
Key

current
appointments
Member,

Cabinet

Office

Board;

Member,

International

Ethics

Standards

Board

for

Accountants;

Member,

ICAEW

Ethics
Standards

Committee;

Treasurer,

The

Scout

Association
Board

Committee
membership
Board

Audit

Committee

(Chair),

Board

Nominations

Committee,

Board

Risk

Committee
Tim

Breedon

CBE
Non-Executive
Appointed:

1

November

2012
Relevant

skills
and

experience
Tim’s

continued

contribution

to

Barclays’

strategy

and

long-term

sustainable

success

comes

from

his

extensive

financial
services

experience,

knowledge

of

risk

management

and

UK

and

EU

regulation,

as

well

as

an

understanding

of

key
investor

issues.

He

had

a

distinguished

career

with

Legal

&

General,

where,

among

other

roles,

he

was

the

Group

CEO
until

June

2012;

this

experience

enables

Tim

to

provide

challenge,

advice

and

support

to

management

on

business
performance

and

decision-making.
Key

current
appointments
Chairman,

Apax

Global

Alpha

Limited;

Non-Executive

Director,

Quilter

PLC
Board

Committee
membership
Board

Audit

Committee,

Board

Nominations

Committee,

Board

Remuneration

Committee,

Board

Risk

Committee

(Chair)
Sir

Ian

Cheshire
Non-Executive
Appointed:

3

April

2017
Relevant

skills
and

experience
Sir

Ian

is

a

member

of

the

Board

and

until

31

December

2020

was

Chair

of

Barclays

Bank

UK

PLC.

He

contributes

to

the
Board

substantial

business

experience,

particularly

in

the

international

retail

sector

from

his

lengthy

executive

career

at
the

Kingfisher

Group,

as

well

as

experience

in

sustainability

and

environmental

matters

which

are

important

to

the
Group’s

strategy

and

long-term

sustainable

success.

Sir

Ian

holds

strong

credentials

in

leadership,

is

involved

with

many
charitable

organisations,

such

as

The

Prince

of

Wales’s

Charitable

Foundation,

and

is

highly

regarded

by

the
Government

for

his

work

with

various

Government

departments.

Key

current
appointments
Chairman,

Menhaden

plc;

Trustee,

Institute

for

Government;

Non-Executive

Director,

British

Telecommunications

plc
Board

Committee
membership
Board

Nominations

Committee

(until

31

December

2020)

Directors’

report:

Board

of

Directors
5

Barclays

PLC

2020

Annual

Report

on

Form

20-F
Mohamed

A.

El-Erian
Non-Executive
Appointed:

1

January

2020
Relevant

skills
and

experience
Mohamed

is

a

highly

respected

economist

and

investor,

with

considerable

experience

in

the

asset

management

industry
and

multilateral

institutions.

He

is

the

President

of

Queens’

College

Cambridge

and

a

part-time

advisor

to

Allianz,

the
corporate

parent

of

Pacific

Investment

Management

Company

(PIMCO

LLC),

where

he

formerly

served

as

Chief
Executive

and

Co-Chief

Investment

Officer.

As

well

as

serving

on

several

advisory

committees

and

boards,

Mohamed

is
a

regular

columnist

for

Bloomberg

Opinion

and

a

contributing

editor

at

the

Financial

Times.

He

has

also

published

widely
on

international

economic

and

financial

topics.

He

spent

15

years

at

the

IMF,

where

he

served

as

Deputy

Director

before
moving

to

the

private

sector

and

financial

services.

Mohamed’s

acute

knowledge

and

understanding

of

international
economics

and

the

financial

services

sector

strengthens

the

Board’s

capacity

for

overseeing

the

strategic

direction

and
development

of

the

Group.

Mohamed’s

knowledge

and

experience

enable

him

to

contribute

to

the

long-term

sustainable
success

and

strategy

of

the

business.
Key

current
appointments
Lead

Independent

Director,

Under

Armour

Inc.;

Chief

Economic

Advisor,

Allianz

SE;

Chairman,

Gramercy

Funds
Management;

Senior

Advisor,

Investcorp

Bank

BSC;

President,

Queens’

College,

Cambridge

University

Board

Committee
membership
Board

Risk

Committee
Dawn

Fitzpatrick
Non-Executive
Appointed:

25

September

2019
Relevant

skills
and

experience
Dawn

is

a

highly

experienced

financial

executive

who

holds

the

role

of

Chief

Investment

Officer

at

Soros

Fund
Management

LLC.

Her

previous

experience

includes

25

years

with

UBS

and

its

predecessor

organisations,

most

recently
as

Head

of

Investments

for

UBS

Asset

Management.

Her

knowledge

of

the

businesses

and

markets

in

which

the

Group
operates

further

strengthens

the

depth

and

range

of

relevant

sector

skills

and

experience

across

the

Board.

This

enables
Dawn

to

challenge

and

contribute

effectively

to

the

Group’s

operations

and

the

long-term

sustainable

success

of

the
business.
Key

current
appointments
Chief

Investment

Officer,

Soros

Fund

Management

LLC;

Member,

The

New

York

Federal

Reserve’s

Investor

Advisory
Committee

on

Financial

Markets;

Member,

Advisory

Board

and

Investment

Committee

of

the

Open

Society

Foundations’
Economic

Justice

Programme
Board

Committee
membership
Board

Risk

Committee
Mary

Francis

CBE
Non-Executive
Appointed:1

October

2016
Relevant

skills
and

experience
Mary

has

extensive

and

diverse

board-level

experience

across

a

range

of

industries,

including

her

previous

Non-
Executive

Directorships

of

the

Bank

of

England,

Alliance

&

Leicester,

Aviva,

Centrica

and

Swiss

Re

Group.

Through

her
former

senior

executive

positions

with

HM

Treasury,

the

Prime

Minister’s

Office,

and

as

Director

General

of

the
Association

of

British

Insurers,

she

brings

to

the

Board

a

strong

understanding

of

the

interaction

between

public

and
private

sectors,

skills

in

strategic

decision-making

and

reputation

management

and

promotes

strong

board

governance
values,

which

enables

her

to

continue

to

contribute

effectively

to

the

long-term

sustainable

success

of

the

Group.
Key

current
appointments
Non-Executive

Director,

Valaris

PLC;

Senior

Independent

Director,

PensionBee

Ltd;

Member

of

Advisory

Panel,

The
Institute

of

Business

Ethics;

Member,

UK

Takeover

Appeal

Board
Board

Committee
membership
Board

Remuneration

Committee
Tushar

Morzaria

Group

Finance

Director
Appointed:

15

October

2013
Relevant

skills
and

experience
Tushar

is

a

chartered

accountant

and

joined

the

Barclays

Board

and

Executive

Committee

as

Group

Finance

Director

in
October

2013.

As

part

of

his

role

he

is

responsible

for

Finance,

Tax,

Treasury,

Investor

Relations

and

Strategy.

His
extensive

knowledge

of

strategic

financial

management,

investment

banking

and

operational

and

regulatory

relations
enable

him

to

contribute

effectively

to

Barclays

long-term

sustainable

success.

He

has

worked

in

investment

banking

for
most

of

his

career

and

held

various

roles

at

SG

Warburg,

Credit

Suisse

and

JPMorgan.

Immediately

prior

to

joining
Barclays

he

was

CFO

of

the

Corporate

and

Investment

Bank

at

JPMorgan

Chase.

Tushar

is

currently

Chair

of

the
Working

Group

on

Sterling

Risk

Free

Reference

Rates

and

a

non-executive

director

on

the

BP

p.l.c.

board

and

a
member

of

its

Audit

and

Remuneration

Committees.
Key

current
appointments
Non-Executive

Director,

BP

p.l.c.;

Member,

100

Group

Main

Committee;

Chair,

Sterling

Risk

Free

Reference

Rates
Working

Group
Board

Committee
membership
None

Directors’

report:

Board

of

Directors
6

Barclays

PLC

2020

Annual

Report

on

Form

20-F
Diane

Schueneman
Non-Executive
Appointed:

25

June

2015
Relevant

skills
and

experience
Diane

is

a

member

of

the

Board,

Chair

of

Barclays

Execution

Services

Limited

and

a

member

of

the

Board

of

Barclays
US

LLC.

She

brings

to

Barclays

a

wealth

of

experience

in

managing

global,

cross-discipline

business

operations,

client
services

and

technology

in

the

financial

services

industry,

which

enables

her

to

robustly

challenge

the

Group’s

strategy
and

support

the

long-term

sustainable

success

of

Barclays.

Diane

had

an

extensive

career

at

Merrill

Lynch,

holding

a
variety

of

senior

roles,

including

responsibility

for

banking,

brokerage

services

and

technology

provided

to

the

company’s
retail

and

middle

market

clients.
Key

current
appointments
None
Board

Committee
membership
Board

Audit

Committee,

Board

Nominations

Committee,

Board

Risk

Committee
Stephen

Shapiro
Group

General

Counsel

and

Group

Company

Secretary
Appointed:

1

November

2017
Relevant

skills

and
experience
Stephen

joined

Barclays

in

November

2017

as

Group

Company

Secretary

and

was

subsequently

appointed

Group
General

Counsel

in

August

2020,

in

addition

to

his

role

as

Group

Company

Secretary.

Before

joining

Barclays

Stephen
served

as

the

Group

Company

Secretary

and

Deputy

General

Counsel

of

SABMiller

plc,

and

prior

to

this,

he

practised
law

as

a

partner

in

a

law

firm

in

South

Africa,

and

subsequently

in

corporate

law

and

M&A

at

Hogan

Lovells

in

the

UK.
Stephen

has

extensive

experience

in

corporate

governance,

legal,

regulatory

and

compliance

matters.

Stephen

serves
as

Vice

Chair

of

the

GC100,

the

association

of

General

Counsel

and

Company

Secretaries

working

in

FTSE

100
companies,

and

has

previously

served

as

Chairman

of

the

ICC

UK’s

Committee

on

Anti-Corruption.

Directors’

report:

Executive

Committee
7

Barclays

PLC

2020

Annual

Report

on

Form

20-F
In

2020

we

further

refreshed

the

composition

of

the

Executive

Committee

(ExCo)

to

ensure,

as

our

most

senior

management

forum

for

the
Group,

it

continues

to

have

the

right

balance

of

skills

and

experience

that

we

need

to

deliver

our

strategic

ambitions.

Through

the

appointments
made

during

the

year,

we

have

sought

to

strengthen

the

senior

management

of

the

Group,

bringing

fresh

perspectives

and

talents

to

bear

on
important

areas

of

our

business.
We

have

created

a

new

role

on

the

ExCo

to

ensure

that

societal

engagement

and

our

climate

change

ambitions

are

at

the

heart

of

our

decision-
making.

We

have

also

created

the

roles

of

Co-President

of

Barclays

Bank

PLC,

so

that

our

Corporate

Bank,

Banking

and

Markets

businesses
work

more

closely

together,

driving

stronger

collaboration

across

the

CIB

and

delivering

the

Power

of

One

Barclays

for

the

benefit

of

our
customers

and

clients:
New

roles
Head

of

Public

Policy

and

Corporate

Responsibility
Sasha

Wiggins
Global

Head

of

Banking

and

Co-President

of

Barclays

Bank

PLC
Paul

Compton
Global

Head

of

Markets

and

Co-President

of

Barclays

Bank

PLC
C.S.

Venkatakrishnan
Paul

and

Venkat

were

previously

members

of

the

ExCo

in

their

respective

capacities

as

President

of

Barclays

Bank

PLC

and

Group

Chief

Risk
Officer.

Joe

McGrath

stepped

down

from

the

ExCo

on

31

December

2020

and

we

are

immensely

grateful

for

his

continued

contribution

as
Chairman

of

Investment

Banking.
New

Appointments

to

the

ExCo
Group

Chief

Risk

Officer
Taalib

Shah
Group

General

Counsel
Stephen

Shapiro
Bob

Hoyt

stepped

down

as

Group

General

Counsel

in

July

2020.

Directors’

report

Barclays

PLC

2020

Annual

Report

on

Form

20-F
The

Board

remains

committed,

through

our

governance

framework,

to

driving

purpose-led

decision-
making

and

to

delivering

accountability

to

our

stakeholders
Our

governance

framework

The

Board

views

governance

as

how

it

makes

decisions

and

provides

oversight

in

order

to

promote

Barclays’

success

for

the

long-term

benefit
of

its

shareholders

having

regard

to

the

interests

of

its

other

key

stakeholders

–

our

clients,

customers,

colleagues

and

the

communities

in

which
we

operate.

Effective

governance

facilitates

the

delivery

of

Barclays’

purpose

and

strategy,

particularly

in

challenging

times.

Barclays

is

a

large,

diversified

organisation.

The

Board

is

committed,

through

our

governance

framework,

to

driving

purpose-led

decision-
making

and

to

delivering

accountability

to

our

stakeholders.

Our

Group-wide

governance

framework

has

been

designed

to

facilitate

the

effective
management

of

the

Group

across

its

diverse

businesses

by

our

Group

CEO

and

his

ExCo,

whilst

preserving

the

constructive

challenge,

support
and

oversight

of

the

Group’s

major

subsidiary

boards

in

the

UK,

Ireland

and

the

US,

consistent

with

their

respective

legal

and

regulatory
responsibilities

and

in

compliance

with

UK

ring-fencing

requirements.

The

Barclays

PLC

(BPLC)

Board

is

responsible

for

setting

the

strategic

direction

and

risk

appetite

of

the

Group

and

is

the

ultimate

decision-
making

body

for

matters

of

Group-wide

strategic,

financial,

regulatory

or

reputational

significance.
BPLC

is

the

Group

parent

company

and

has

a

premium

listing

on

the

London

Stock

Exchange.

Each

of

its

main

operating

entities,

Barclays
Bank

PLC

(BBPLC),

Barclays

Bank

UK

PLC

(BBUKPLC),

Barclays

Bank

Ireland

PLC,

Barclays

US

LLC

and

Barclays

Bank

Delaware,

has

its
own

board

comprising

Executive

and

Non-Executive

Directors.

Each

also

has

its

own

board

committees.

These

main

operating

companies

are
supported

by

BX,

the

Group-wide

service

company

providing

technology,

operations

and

functional

services

to

businesses

across

the

Group.

Membership

of

the

BPLC

and

BBPLC

Boards

was

consolidated

and

streamlined

in

2019,

and

this

has

led

to

significantly

improved

coordination
and

efficiency

and

reduced

complexity

and

duplication.

Membership

of

the

BBPLC

Board

became

a

subset

of

the

BPLC

Board,

with

all
members

of

the

BPLC

Board,

except

the

Senior

Independent

Director

(SID),

the

Chairman

of

BBUKPLC

and

one

other

Non-Executive

Director,
also

serving

on

the

board

of

BBPLC.

In

2020,

the

Nominations

Committee

reviewed

the

effectiveness

of

the

consolidated

structure

and
considered

that

this

partial

consolidation

had

continued

to

deliver

its

intended

benefits

and

was

operating

effectively,

giving

due

regard

to
matters

relevant

to

each

individual

entity.

You

can

read

more

about

the

Nominations

Committee’s

role

in

driving

and

reviewing

the

effectiveness
of

our

governance

framework

on

pages

23

to

28.
Board

composition
In

2020,

the

Board

welcomed

the

addition

of

two

new

Non-Executive

Directors:

◾

Mohamed

A.

El-Erian,

who

was

appointed

on

1

January

2020;

and

◾

Brian

Gilvary,

who

was

appointed

on

1

February

2020.

Both

appointments

have

brought

valuable

insight

and

experience

to

the

Board,

relevant

to

the

markets

and

geographies

in

which

Barclays
operates.

In

December

2020,

the

Board

was

very

pleased

to

announce

that

Julia

Wilson

will

join

the

Board

as

a

Non-Executive

Director

with

effect

from

1
April

2021.

She

will

also

join

the

Audit

Committee.

Julia’s

appointment

reflects

our

commitment

to

strengthening

our

Board

through

the

addition
of

further

highly

respected

individuals

with

strong

financial

services

expertise.

She

will

bring

significant

corporate

finance,

tax

and

accounting
experience

to

the

Board

and

we

look

forward

to

welcoming

her

ahead

of

our

AGM.
As

reported

in

our

2019

Annual

Report,

Matthew

Lester

stepped

down

from

the

Board

on

1

January

2020.

Mary

Anne

Citrino

stepped

down
from

the

Board

on

30

September

2020

in

order

to

dedicate

more

time

to

her

other

board

commitments.

We

are

grateful

to

them

both

for

their
service

to

Barclays.

In

line

with

the

Group’s

plans

for

orderly

succession,

Sir

Ian

Cheshire

stepped

down

as

a

Non-Executive

Director

and

Chair

of

BBUKPLC

on

31
December

2020

and

was

succeeded

by

Crawford

Gillies

with

effect

from

1

January

2021

(subject

to

regulatory

approval).

Crawford’s

track
record

and

deep

knowledge

of

the

Group,

including

BBUKPLC,

position

him

well

for

this

role.

He

remains

on

the

BPLC

Board

alongside

his

role
on

the

BBUKPLC

Board

and

we

consider

that

the

ongoing

benefits

of

having

the

Chair

of

one

of

our

principal

subsidiaries

as

a

member

of

the
BPLC

Board

to

be

significant.

Upon

his

appointment

to

the

BBUKPLC

Board,

Crawford

ceased

to

be

the

SID

of

BPLC

and

was

succeeded

in
that

role

by

Brian

Gilvary

with

effect

from

1

January

2021.

Sir

Ian

has

agreed

to

remain

on

the

BPLC

Board

until

the

AGM

in

May

2021

to

help
ensure

a

smooth

transition.

The

Board

is

enormously

grateful

to

Sir

Ian

for

the

tremendous

work

that

he

has

undertaken

on

behalf

of

the

Group
and

BBUKPLC

in

particular.

Crawford

will

continue

to

chair

the

Remuneration

Committee

until

1

March

2021,

when

he

will

be

succeeded

in

that
role

by

Brian

Gilvary

(subject

to

regulatory

approval).

At

that

time,

Brian

will

have

served

as

a

member

of

the

Remuneration

Committee

for

12
months

as

recommended

by

the

Code.

Brian

also

joined

the

Risk

and

Nominations

Committees

with

effect

from

1

January

2021.

You

can

read
more

about

the

membership

of

each

of

our

Board

Committees

on

pages

14

to

34

and

79

to

80.
Efforts

are

ongoing

to

further

complement

the

current

range

of

skills

on

the

Board

through

the

recruitment

of

an

additional

Non-Executive
Director

with

technology

experience.

The

benefits

of

increased

diversity

remain

at

the

forefront

of

this

search.

We

continue

to

believe

that

a
board

with

the

right

balance

of

skills,

experience

and

diversity

–

of

gender,

ethnicity,

cognitive

and

personal

strengths

and

social

backgrounds

-
is

critical

to

the

sustainable

delivery

of

value

to

our

shareholders.

Tim

Breedon

will

have

been

on

the

Board

for

nine

years

in

November

2021

and

Mike

Ashley

will

have

been

on

the

Board

for

nine

years

in
September

2022

and,

therefore,

the

Board

is

currently

focussed

on

identifying

and

developing

potential

successors

for

their

roles

as

Risk
Committee

Chair

and

Audit

Committee

Chair

respectively.
You

can

read

more

about

the

Board’s

composition,

diversity

and

succession

planning,

including

recent

changes

and

the

appointment

of

Julia
Wilson

in

the

report

of

the

Nominations

Committee

on

pages

23

to

28.

Directors’

report

Barclays

PLC

2020

Annual

Report

on

Form

20-F
Board

Governance

Framework
Barclays

PLC
Responsible

for

the

overall

leadership

of

the

Group

(with

direct

oversight

of

matters

relating

to

reputation,

environment

and

culture)
Audit

Committee
Assesses

the

integrity

of

the
Group’s

financial

statements

Evaluates

the

effectiveness

of
the

Group’s

internal

controls
Scrutinises

the

activities

and
performance

of

internal
and

external

auditors
Reviews

and

monitors

the
Group’s

whistleblowing
policies
Nominations

Committee
Reviews

the

composition

of

the
Board

Recommends

the

appointment

of
new

Directors

Considers

succession

plans

for
key

Board

and

ExCo

positions
Oversees

the

annual

Board
effectiveness

review
Risk

Committee
Monitors

and

recommends
the

Group’s

financial,
operational

and

legal

risk
appetite
Monitors

the

Group’s
financial,

operational,

conduct
and
legal

risk

profile
Considers

and

reports

on

key
financial

and

non-financial

risk
issues
Oversees

conduct

and
compliance

and

the

leadership

of
the

Risk

and

Compliance
functions

Remuneration

Committee
Sets

overarching

principles
and

parameters

of
remuneration

across

the
Group
Considers

and

approves
remuneration

for

the
Chair,

Executive
Directors,

other

senior
executives

and

certain
Group

employees
Oversees

remuneration
issues
For

more

information

see

page
14
For

more

information

see

page
23
For

more

information

see

page
29
For

more

information

see

page
47
Principal

committees
The

principal

Committees

of

the

Board,

and

the

core

responsibilities

of

each

Committee,

are

described

in

the

‘Board

Governance

Framework’
table

above.
The

remit

of

each

Committee

is

set

out

in

brief

in

the

table,

and

you

can

read

more

about

the

Committees

and

their

work

on

pages

14

to

34

and
79

to

80.
Measuring

our

effectiveness

We

believe

that

an

effective

board

is

one

which

delivers

value

for

its

stakeholders

–

our

shareholders,

clients,

customers,

communities

and
colleagues.

We

assess

the

effectiveness

of

our

Board,

its

Committees

and

Board

members

each

year.
In

respect

of

2020,

the

Board

effectiveness

review

was

conducted

internally,

in

line

with

the

Code,

by

the

Group

Company

Secretary,

overseen
by

the

SID.

The

SID

and

Group

Company

Secretary

were

well

placed

to

do

this,

having

previously

conducted

the

2019

review

using

broadly
similar

methodology.

As

the

Code

requires

an

externally

facilitated

evaluation

to

be

undertaken

every

three

years,

in

2021

our

effectiveness
review

will

be

undertaken

by

an

external

evaluator.
You

can

read

more

about

the

2020

process

and

progress

against

the

2019

review

on

pages

23

to

24.

Directors’

report

Barclays

PLC

2020

Annual

Report

on

Form

20-F

Directors’

report

Barclays

PLC

2020

Annual

Report

on

Form

20-F
Key

areas

of

focus

in

2020

Effective

governance

facilitates

the

delivery

of

Barclays’

purpose

and

strategy,

particularly

in

challenging

times.

We

believe

that

effective

governance

facilitates

the

delivery

of

Barclays’

purpose

and

strategy,

particularly

in

challenging

times.

Throughout

the
COVID-19

pandemic,

our

Board

has

been

keenly

focussed

on

protecting

the

health

and

well-being

of

our

workforce

and

supporting

our
customers,

clients

and

other

stakeholders,

whilst

ensuring

that

Barclays

remains

secure

and

resilient,

both

financially

and

operationally.

The
challenges

created

by

the

COVID-19

pandemic,

provided

the

Board

with

a

unique

opportunity

to

consider

how

to

balance

decisions

in

a

way
that

optimises

our

purpose

and

takes

into

account

the

interests

of

all

our

stakeholders.

As

highlighted

in

our

Chairman’s

introduction,

this

requires

a

Board

in

which

constructive

challenge,

openness

and

diversity

of

background

and
opinion

are

prized,

along

with

a

commitment

to

act

fairly

and

in

the

interests

of

all

our

stakeholders.

The

Board

is

well

placed

to

help

Barclays
stay

true

to

its

purpose.
You

can

read

more

about

the

key

areas

of

focus

for

the

Board

in

2020

on

pages

11

to

13.
The

Board

discharged

its

responsibilities

in

2020

as

described

in

the

high-level

flow

diagram

on

this

page.

Directors’

report

Barclays

PLC

2020

Annual

Report

on

Form

20-F
Key

priorities
Reviewing

our

Purpose

and

Values
In

2019,

the

Board

considered,

together

with

management,

the

extent

to

which

our

purpose

had

been

fully

embedded

across

the

Group.

Whilst
concluding

that

our

purpose

was

integrated

into

many

of

our

key

processes

and

decision-making

forums,

the

Board

was

of

the

view

that

there
was

potential

for

our

purpose

to

be

reinvigorated

such

that

it

is

better

connected

with

our

stakeholders

and

what

we

do

on

a

day

to

day

basis

as
a

bank

and

is

deeply

embedded

in

our

decision-making.

The

last

12

months

have

been

immensely

challenging

for

the

firm

and

our

colleagues,

but

they

have

also

shown

Barclays

at

its

best:

who

we
are,

what

we

stand

for,

and

how

quickly

we

can

move

to

get

things

done.
We

want

to

reinforce

that

clarity

and

conviction

about

our

purpose

and

our

values,

and

stay

true

to

that

way

of

thinking

about

how

we

take

action
at

pace.

Accordingly,

during

2020,

the

Board

approved

the

introduction

of

a

new,

extended

narrative

of

the

Group’s

purpose

and

the

refreshed
descriptions

of

our

values

to

make

sure

they

are

still

relevant

for

the

challenges

ahead.

Our

reinvigorated

purpose

to

‘deploy

finance

responsibly

to

support

people

and

businesses,

acting

with

empathy

and

integrity,

championing
innovation

and

sustainability,

for

the

common

good

and

the

long

term’

is

intended

to

serve

as

an

expression

of

purpose

which

encapsulates

our
position

as

a

universal

bank

providing

global

financial

services

and

resonates

with

colleagues

and

all

of

our

stakeholders.

We

updated

and

refreshed

the

language

in

the

descriptors

for

each

Value

to

better

reflect

who

we

are

today,

modern

societal

expectations,

and
things

we

should

explicitly

prioritise

–

such

as

inclusion

and

sustainability.

Our

values

remain

core

to

how

we

individually

‘show

up’

in

the
organisation;

they

are

our

moral

compass

and

will

continue

to

be

used

as

a

mandatory

measure

of

individual

performance.
We

believe

that

positive

culture,

supported

by

effective

leadership

and

a

consistent

‘tone

from

the

top’,

is

crucial

to

our

success.

As

such,
culture

remains

a

core

focus

for

the

Board

and

it

is

reviewed

in

a

number

of

ways

including:

◾

analysis

of

colleague

survey

results,

reviewing

and

discussing

colleague

sentiment

and

feedback

on

areas

including

colleague

wellbeing

and
engagement
◾

direct

engagement

with

colleagues

locally

to

hear

their

views

through

channels

such

as

town

hall

meetings,

talent

sessions

and

office

visits
◾

review

of

our

people

policies,

which

are

designed

to

provide

equal

opportunities

and

create

an

inclusive

culture,

in

line

with

our

values

and

in
support

of

our

long-term

success.

The

Board

reviewed

Barclays’

method

of

workforce

engagement

during

2020

and

concluded

that

it

had

been

effective,

with

many

direct
engagement

mechanisms

moving

to

digital

channels.

Our

workforce

policies

and

practices

were

also

reviewed

and

the

Board

agreed

they

were
consistent

with

our

values

and

supported

the

long-term

sustainable

success

of

the

Group.

Feedback

from

our

colleagues

indicated

that

the
COVID-19

pandemic

had

accentuated

many

aspects

of

our

culture,

manifesting

itself

in

improved

execution

speeds,

higher

levels

of

colleague
engagement

and

a

belief

among

a

majority

of

colleagues

that

our

culture

had

improved.

The

Board

has

also

carefully

reviewed

and

endorsed
how

we

define

the

way

in

which

we

want

to

get

things

done

at

Barclays

–

what

we

will

call

our

mindset:

‘Empower.

Challenge.

Drive.’
Alongside

our

strategy,

and

our

strong

commercial

positioning,

our

purpose,

values

and

mindset

will

provide

the

foundations

to

move

to

the

next
phase

of

our

cultural

and

commercial

journey,

supporting

us

in

fulfilling

our

obligations

to

our

shareholders,

colleagues,

customers,

clients

and
wider

society,

in

the

spirit

of

the

common

good.
How

the

Board

thinks

about

strategy

The

current

COVID-19

related

challenges

are

unprecedented

in

nature

and,

as

the

Board

has

discussed

at

length,

the

macro-economic
environment

brings

a

significant

degree

of

uncertainty.

This

has

far-reaching

impacts

across

the

Group,

raising

significant

matters

for
consideration

by

the

Board

in

the

context

of

the

Board’s

responsibility

for

the

long-term

sustainable

success

of

Barclays,

generating

value

for
shareholders

and

contributing

to

wider

society,

as

well

as

for

the

culture

of

the

Group

more

broadly.

It

has

also

required

the

Board

to

focus

on
how

best

to

try

to

protect

the

health

and

well-being

of

colleagues

and

customers

and,

particularly

in

the

context

of

the

AGM

arrangements,

that
of

shareholders

as

well.

Updates

presented

to

the

Board

through

the

pandemic

have

reported

on

a

range

of

stakeholder

interests

including
matters

which

are

key

to

the

Group’s

reputation,

such

as

business

model

impacts,

colleague

considerations,

support

for

customers,

clients

and
the

communities

in

which

Barclays

operates,

engagement

with

regulators,

and

the

Group’s

support

for

customers

and

communities

through

the
pandemic.

You

can

find

further

details

of

this

in

our

Section

172

statement

in

the

Strategic

Report

available

at
home.barclays/annualreport .
To

clearly

establish

and

implement

the

Group’s

strategy,

and

be

effective,

with

management,

in

addressing

the

challenges

arising

from

the
pandemic,

the

Board

has

continued

to

deepen

its

understanding

of

the

Group’s

business

and

the

risks

and

opportunities

it

faces.

As

such,

a
prioritised

series

of

‘deep

dives’

forms

an

important

part

of

each

Board

meeting,

enabling

the

Board

to

spend

a

good

proportion

of

its

time
considering

longer-term

and

strategic

issues

and

the

Group’s

operational

resilience,

with

strategy

considered

at

every

Board

meeting,

rather
than

in

a

set

piece

event

once

a

year.

This

has

been

particularly

beneficial

in

the

context

of

the

dynamic

and

evolving

environment

during

2020,
and

has

allowed

the

Board

to

discuss

the

impact

of

the

pandemic

on

the

different

businesses

within

the

Group

and

to

provide

support

and
constructive

challenge

to

management

in

addressing

diverse

challenges

by

business

and

geography.

The

approval

of

the

Group’s

Medium
Term

Plan,

in

which

our

strategy

is

embedded,

was

reviewed

by

the

Board

at

its

September,

November

and

December

meetings.
Deep

dive

topics

were

informed

by

discussions

with

our

shareholders

and

other

stakeholders,

as

well

as

formal

and

informal

Board

discussions.
In

response

to

the

growing

pandemic,

during

2020

our

deep

dives

programme

was

kept

under

review

to

give

time

to

the

discussion

of

new
topics

flowing

directly

from

the

COVID-19

pandemic.

Deep

dive

topics

discussed

by

the

Board

during

the

year

covered

a

wide

range

of

topics,

including

our

purpose

and

values,

the

Group’s
operational

mind-set

during

the

COVID-19

pandemic,

the

unwinding

of

crisis

measures,

and

our

climate

change

strategy,

alongside

updates
from

selected

individual

businesses

and

from

key

Group

functions

including

Compliance,

Legal,

Risk

and

HR.

As

in

previous

years,

we

gave

considerable

focus

to

developments

in

the

regulatory

environment,

to

our

key

correspondence

with

regulators
during

the

year

in

the

context

of

their

annual

assessments

and

reviews,

and

to

our

engagement

with

our

principal

regulators

in

the

UK

and

the
US

in

particular.

The

oversight

of

risk

profile

and

of

our

control

environment

is

also

a

core

Board

responsibility

and,

in

addition

to

the

detailed

oversight

of

these
matters

by

the

relevant

Board

Committees,

has

been

addressed

at

Board

meetings

throughout

the

year.

Governance

through

the

pandemic
Given

the

dynamic

environment

brought

about

by

the

COVID-19

pandemic,

the

Board

needed

to

operate

in

“crisis”

mode

and

shift

its

focus

from
long

term

value

creation

to

addressing

the

short

and

medium-term

implications

of

the

pandemic.

As

part

of

the

Board’s

direct

oversight

of
matters

relating

to

reputation,

updates

were

presented

to

the

Board

throughout

the

COVID-19

pandemic

reporting

on

a

range

of

stakeholder
interests

and

matters

key

to

our

reputation.

Directors’

report

Barclays

PLC

2020

Annual

Report

on

Form

20-F
You

can

read

more

about

the

Board’s

response

to

the

COVID-19

pandemic,

including

the

difficult

decision

to

cancel

our

ordinary

share

full

year
2019

dividend,

the

establishment

of

a

Board

COVID-19

Response

Committee

and

the

need

to

revise

our

2020

AGM

arrangements

in

order

to
comply

with

UK

Government

guidance

and

to

protect

the

health

and

wellbeing

of

our

shareholders,

colleagues

and

other

stakeholders

in

our
Section

172

Statement

in

the

Strategic

Report

available

at
home.barclays/annualreport
.

The

Board

will

keep

the

considerable

benefits

of
shareholder

engagement

in

the

AGM

at

the

forefront

of

its

planning

for

the

2021

AGM.

This

is

an

evolving

situation

and

we

will

keep
shareholders

apprised

of

our

plans

as

they

develop.

Further

information

will

be

made

available

in

our

2021

Notice

of

Meeting

and

on

our
website

in

due

course.
Climate

change

The

Board

has

direct

oversight

of

social

and

environmental

matters,

including

climate

change.

The

Board

recognised

that

Barclays

can,

and
should,

make

a

real

contribution

to

tackling

climate

change,

and

help

to

accelerate

the

transition

to

a

low-carbon

economy.

In

the

first

quarter

of
2020

the

Board

established

a

Board

Climate

Committee,

to

oversee

our

activities

in

this

critically

important

area.
You

can

read

more

about

our

climate

change

strategy

and

stakeholder

engagement

in

our

Section

172

Statement

and

in

the

Society

and
environment

section

of

our

Strategic

Report

available

at

home.barclays/annualreport
.

You

can

also

find

out

more

about

our

climate

change
plans

on

our

website

at
home.barclays/climatechange.
Our

investor

and

stakeholder

engagement
Despite

the

impact

of

the

COVID-19

pandemic

limiting

the

scope

for

‘in-person’

meetings

due

to

restrictions

introduced

during

the

course

of

the
year,

we

were

able

to

continue

our

extensive

engagement

programme

with

institutional

equity

and

fixed

income

investors

through

a

range

of
‘virtual’

formats.

Our

Executive

Directors,

as

well

as

other

senior

management

representatives,

supported

by

our

Investor

Relations

team,
engaged

regularly

with

existing

shareholders

and

target

investors

throughout

the

year.

Our

engagement

programme

also

included

a

series

of
video

conference

calls

with

our

major

shareholders

and

other

stakeholders

(including

proxy

advisory

agencies

and

investor

associations)

on

our
climate

change

ambition

and

commitments.

In

addition,

throughout

the

year

our

Chairman,

Nigel

Higgins,

frequently

spoke

with

our
shareholders

and

other

stakeholders.

You

can

read

more

about

our

continued

engagement

with

our

investors,

in

our

Strategic

Report

available
at home.barclays/annualreport .
Meaningful

engagement

with

our

colleagues

has

long

been

a

key

priority

of

the

Board

and

you

can

read

about

our

workforce

engagement

model
in

the

People

and

culture

section

on

pages

81

to

85.

More

information

about

our

broader

stakeholder

engagement

is

described

in

the

Strategic
Report

available

at
home.barclays/annualreport .

Directors’

report:

Board

Audit

Committee

report
14

Barclays

PLC

2020

Annual

Report

on

Form

20-F
Maintaining

robust

internal

controls

throughout

the

pandemic

Dear

Fellow

Shareholders
2020

was

a

challenging

year

in

terms

of

monitoring

the

internal

and

business

controls

environment

alongside

reviewing

the

Group’s

financial
performance

in

light

of

the

COVID-19

pandemic.

The

calculation

of

expected

credit

loss

(ECL)

in

accordance

with

IFRS

9

was

a

major

focus

for

the

Committee

during

the

year

as

the

calculation
of

credit

impairment

charges

proved

challenging

due

to

ongoing

macroeconomic

uncertainty

and

evolving

consensus.

The

ECL

models

are
based

on

historical

relationships

between

macroeconomic

variables

and

credit

impairment

outcomes

that

pre-dated

the

impact

of

the

COVID-19
pandemic,

in

particular

the

unprecedented

level

of

government

support

provided

to

businesses

and

consumers

in

both

the

UK

and

in

the

US.
Given

the

forward

looking

nature

of

IFRS

9

provisioning,

the

ECL

models

showed,

as

expected,

a

significant

degree

of

sensitivity

to

the

current
economic

uncertainty.

Whilst,

as

noted

below,

the

Committee

is

satisfied

that

the

overall

ECL

provision

level

is

appropriate,

it

must

be
recognised

that

the

profit

and

loss

impact

reflects

the

difference

between

the

opening

and

closing

stock

of

provisions

after

accounting

for

write-
offs

in

the

period.

The

lack

of

significant

increases

in

the

latter

at

present,

due

to

government

support

measures,

magnifies

the

sensitivity

of

the
provision

charge

to

changes

in

assumptions.
To

date

the

impact

of

climate

change

on

the

Group’s

financial

statements

has

been

very

limited.

However,

the

Committee

expects

that

to
change

over

time

and

will

continue

to

keep

under

review

both

this

and

the

extent

and

accuracy

of

disclosures

regarding

the

Group’s
environmental

impact.
In

relation

to

Barclays’

internal

control

environment,

the

Committee

noted

that

the

Barclays

Internal

Control

Environment

Programme

(BICEP)
which

commenced

in

January

2017

and

was

focussed

on

strengthening

the

internal

control

environment

across

the

Group,

successfully
completed

in

March

2020.

The

Group’s

control

environment

is

now

in

a

much

stronger

position,

which

helped

to

deal

with

the

operational
challenges

which

the

COVID-19

pandemic

has

presented.

Management

has

operated

within

a

robust

framework

for

identifying

and

responding
to

control

issues

with

appropriate

reporting

to

the

Committee

and

other

Board

Committees.

The

Committee

was

pleased

to

note

that,

effective
25

June

2020,

the

Federal

Reserve

Board

(FRB)

announced

the

termination

of

its

enforcement

action

initiated

against

Barclays

Bank

PLC

in
May

2015

with

regard

to

business

practices

relating

to

its

US

FX,

Rates,

Commodities,

Government

Bonds

and

Credit

Derivatives

activities;

the
FRB

was

satisfied

with

the

remediation

actions

taken

by

the

Group

to

enhance

its

firm-wide

compliance

systems

and

controls

relating

to

those
activities.

Termination

of

the

action

was

contingent

upon

completion

by

the

Group

of

a

review

of

relevant

policies

and

procedures,

which

has
now

been

achieved.
In

assessing

general

control

issues

for

disclosure

in

this

Annual

Report,

the

Committee

continued

to

apply

similar

concepts

to

those

used

for
assessing

internal

financial

controls

for

the

purposes

of

the

US

Sarbanes-Oxley

Act

(SOx).

The

Committee

remained

of

the

view

that

there

are
no

control

issues

that

are

considered

to

be

a

material

weakness

and

which

merit

specific

disclosure.
During

2020,

I

held

regular

meetings

with

the

Chair

of

the

BBUKPLC

Board

Audit

Committee

and

with

the

Chair

of

the

Barclays

US

LLC

audit
committee.

I

also

attended

the

meetings

of

the

Barclays

Bank

Ireland

PLC

audit

committee

and

BBUKPLC

audit

committee

which

considered
the

main

year-end

accounting

issues,

and

I

will

be

attending

the

Barclays

US

LLC

audit

committee

meeting

in

March

2021.

The

Chair

of

the
BBUKPLC

Board

Audit

Committee

attended

the

meeting

of

the

Committee

at

which

the

control

environment

of

BBUKPLC

was

considered

as
part

of

the

Committee’s

year-end

evaluation.

I

also

continued

to

meet

frequently

with

members

of

senior

management,

including

the

Group
Finance

Director

and

Chief

Internal

Auditor.

Barclays

Internal

Audit

(BIA)

is

a

key

component

in

supporting

the

Committee’s

work.

I

am

pleased

with

the

way

that

the

function

has

performed
throughout

the

year,

particularly

in

scoping,

performing

and

reporting

the

outcomes

of

its

work

both

to

management

and

the

Committee

in

an
environment

where

the

scope

of

its

audit

plan,

as

approved

in

December

2019,

has

had

to

change

owing

to

the

operational

and

risk

challenges
brought

on

by

the

COVID-19

pandemic.

As

the

pandemic

took

hold,

I

spoke

weekly

with

the

Chief

Internal

Auditor

and

her

key

management
team.

A

BIA

Contingency

Plan

was

established

and

invoked

in

response

to

the

pandemic,

outlining

heightened

management,

reporting

and
escalation

protocols

for

BIA,

both

as

a

Third

Line

of

Defence

and

a

function

within

the

Group.
I

have

also

continued

my

regular

engagement

with

the

Group’s

regulators,

both

in

the

UK

and

US.

This

has

encompassed

not

only

my

work

as
the

Chair

of

the

Committee,

but

also

my

role

as

the

Group’s

Whistleblowing

Champion.

In

that

respect,

I

oversaw

the

production

of

the

second
of

three

annual

reports

which

we

agreed

to

submit

to

the

FCA

and

PRA

in

the

UK

and

to

the

New

York

Department

of

Financial

Services
regarding

our

whistleblowing

programme.
Committee

effectiveness
The

2020

Committee

effectiveness

review

was

conducted

in

accordance

with

the

Code.

This

internal

review

involved

completion

of

a

tailored
questionnaire

by

Committee

members

and

standing

attendees

(which

included

our

external

lead

audit

engagement

partner),

in

line

with

the
approach

adopted

for

all

Board

Committees

in

2020.

The

review

is

an

important

part

of

the

way

Barclays

monitors

and

improves

Committee
performance

and

effectiveness,

maximising

strengths

and

highlighting

areas

for

further

development.
The

results

confirm

that

the

Committee

is

operating

effectively.

It

is

considered

well-constituted

and

provides

an

effective

and

appropriately
broad

level

of

challenge

and

oversight

of

the

areas

within

its

remit.

It

was

suggested

that

the

Committee

may

benefit

from

an

additional

member
with

specialist

financial

reporting

and

management

expertise,

with

feedback

noting

that

this

would

be

addressed

following

the

appointment

of
Julia

Wilson

as

a

new

member

of

the

Committee

when

she

joins

the

BPLC

Board

in

April

2021.

In

particular,

the

review

indicates

that

the
Committee

has

continued

to

operate

effectively

in

the

context

of

the

COVID-19

pandemic.
My

role

as

Chair

in

balancing

a

demanding

agenda

efficiently

so

that

time

is

allocated

to

the

most

significant

items

for

discussion

was
recognised.

The

Committee

has

a

broad

remit

and

has

taken

on

additional

responsibilities

during

recent

years,

for

example

the

oversight

of

tax
matters,

so

continued

focus

on

this

area

will

be

beneficial.

The

review

commented

that

the

Committee’s

interaction

with

the

Board,

Board

Committees

and

senior

management

is

considered

effective,
noting

in

particular

that

the

Committee’s

interaction

with

the

Board

Risk

Committee

works

well.

The

review

highlighted

that

reporting

to

the
Committee

on

issues

relevant

to

the

Committee’s

remit

relating

to

BBUKPLC

had

been

streamlined

and

effective.

Following

the

consolidation

of
the

membership

of

the

Committee

with

the

BBPLC

Board

Audit

Committee,

coverage

of

BBPLC

matters

within

concurrent

meetings

was
considered

adequate.
Changes

to

Committee

composition
Having

taken

on

the

role

of

Chair

of

BBUKPLC

at

the

end

of

December

2020,

Crawford

Gillies

left

the

Committee.

I

look

forward

to

welcoming
Julia

Wilson

as

a

new

member

of

the

Committee

when

she

joins

the

BPLC

Board

in

April

2021.
Looking

ahead
In

2021,

the

Committee

will

continue

to

monitor

the

key

IFRS

9

processes,

particularly

in

light

of

the

development

of

the

COVID-19

pandemic,
the

uncertain

economic

environment

and

related

impact

upon

the

Group.

There

is

always

a

balance

to

be

struck

between

the

sophistication

of
models

and

the

ability

to

adapt

them

to

changing

circumstances

and

run

them

on

a

timely

basis

using

different

assumptions

and

scenarios.

In
implementing

IFRS

9,

the

Group

developed

a

number

of

highly

complex

and

sophisticated

models

for

ECL

which

have

been

particularly

Directors’

report:

Board

Audit

Committee

report
15

Barclays

PLC

2020

Annual

Report

on

Form

20-F
challenged

in

the

pandemic,

which

is

a

situation

also

impacting

a

number

of

the

Group’s

peers.

Going

forward,

therefore,

management

is
looking

to

simplify

the

model

environment

significantly,

whilst

at

the

same

time

making

it

more

readily

responsive

to

major

changes

in

the
economic

environment.

These

changes

will

also

provide

increased

flexibility

to

perform

sensitivity

analysis.

The

Committee

is

fully

supportive

of
this

effort

and

will

be

monitoring

this

development

closely.
The

Committee

will

also

seek

to

monitor

the

sustainability

of

the

continuing

evolution

of

the

internal

control

environment,

notwithstanding

so
many

Group

processes

having

“returned

to

Satisfactory”

as

part

of

the

now

successfully

completed

BICEP

initiative;

and

to

continue

the

scrutiny
of

the

control

issues

and

new

working

arrangements

resulting

from,

or

associated

with,

the

impact

of

the

COVID-19

pandemic.

We

will

also

be
looking

to

assess

the

reporting

of

control

issues

–

with

increasing

focus

on

the

remaining

key

areas

of

focus

as

well

as

to

monitor

the
satisfactory

completion

of

various

ongoing

remediation

programmes.
Mike

Ashley
Chair,

Board

Audit

Committee
17

February

2021

Directors’

report:

Board

Audit

Committee

report
16

Barclays

PLC

2020

Annual

Report

on

Form

20-F
Committee

composition

and

meetings
The

Committee

is

composed

solely

of

independent

Non-Executive

Directors,

with

membership

designed

to

provide

the

breadth

of

financial
expertise

and

commercial

acumen

it

needs

to

fulfil

its

responsibilities.

Its

members

as

a

whole

have

recent

and

relevant

experience

of

the
banking

and

financial

services

sector,

in

addition

to

general

management

and

commercial

experience;

and

are

financially

literate.

In

particular,
Mike

Ashley,

who

is

the

designated

financial

expert

on

the

Committee

for

the

purposes

of

SOx,

is

a

former

audit

partner

who,

during

his
executive

career,

acted

as

lead

engagement

partner

on

the

audits

of

a

number

of

large

financial

services

groups.

When

she

joins

the

Committee
in

April

2021,

Julia

Wilson

will

also

bring

deep

technical

experience

to

the

Committee,

including

corporate

finance,

tax

and

accounting

expertise.
You

can

find

more

details

of

the

experience

of

the

current

Committee

members

in

their

biographies

on

pages

3

to

6.
During

2020,

the

Committee

met

10

times

(2019:

10

times)

and

the

chart

below

shows

how

it

allocated

its

time.

Attendance

by

members

at
Committee

meetings

is

also

shown

below.

Committee

meetings

were

attended

by

representatives

from

management,

including

the

Group

CEO,
Group

FD,

Chief

Internal

Auditor,

Chief

Controls

Officer,

Chief

Risk

Officer,

Chief

Operating

Officer,

Group

General

Counsel

and

Group

Chief
Compliance

Officer,

as

well

as

representatives

from

the

businesses

and

other

functions,

and

from

BBPLC

senior

management

reflecting

the
streamlined

operation

of

the

BPLC

and

BBPLC

Committee

meetings.
The

lead

audit

engagement

partner

of

KPMG,

Michelle

Hinchliffe,

also

attended

Committee

meetings.

The

Committee

held

a

number

of
separate

private

sessions

with

each

of

the

Chief

Internal

Auditor

and

the

lead

audit

engagement

partner

during

2020,

which

were

not

attended
by

management.
Role

of

the

Committee
The

role

of

the

Committee

is

to

review

and

monitor,

among

other

things:
◾

the

integrity

of

the

Group’s

financial

statements

and

related

announcements
◾

the

effectiveness

of

the

Group’s

internal

controls
◾

the

independence

and

effectiveness

of

the

internal

and

external

audit

process
◾

the

Group’s

relationship

with

the

external

auditors
◾

the

effectiveness

of

the

Group’s

whistleblowing

policies

and

procedures.
The

Committee’s

terms

of

reference

are

available

at

home.barclays/who-we-are/our-governance/board-committees

Directors’

report:

Board

Audit

Committee

report
17

Barclays

PLC

2020

Annual

Report

on

Form

20-F
Ensuring

reporting

integrity

and

an

effective

controls

environment
Area

of

focus
Reporting

issue
Role

of

the

Committee
Conclusion

/

action

taken
Fair,

balanced

and
understandable

reporting
(including

Country-

by-Country
Reporting

and

Modern

Slavery
Statement)
In

light

of

the

Board’s

obligation
under

the

Code,

the

Committee
assesses

external

reporting

to
ensure

it

is

fair,

balanced

and
understandable.
In

addition

to

this

Annual

Report
and

associated

year-end

reports,
the

Committee

also

reviewed

the
Group’s

quarterly

reports

and

the
presentations

to

analysts.

The

Committee

informed

these
reviews

by:
◾

consideration

of

reports

of

the
Disclosure

Committee

which
included

views

on

content,
accuracy

and

tone
◾

direct

questioning

of
management,

including

the
Group

CEO

and

Group

FD,

on
the

transparency

and

accuracy
of

disclosures
◾

consideration

of
management’s

response

to
letters

issued

by

the

Financial
Reporting

Council

(FRC)

and
other

industry

reporting
guidance
◾

evaluation

of

the

output

of

the
Group’s

internal

control
assessments

and

SOx

s404
internal

control

process
◾

consideration

of

the

results

of
management’s

processes
relating

to

financial

reporting
matters

and

evidencing

the
representations

provided

to
the

external

auditors.
The

Committee

considered

the
extensive

disclosures

regarding
the

COVID-19

pandemic

relating
not

just

to

the

impact

on

the
financial

statements,

but

also

the
actions

taken

and

support
provided

by

the

Group

to

ensure
they

met

the

required

standard.
In

relation

to

the

former,

the
Committee

considered

in
particular

the

ECL

judgements
and

disclosures

from

a

IFRS9
perspective

in

light

of

guidance
issued

by

regulators

as

part

of
their

response

to

the

COVID-19
pandemic,

including

(among
other

things)

capital

measures

in
relation

to

IFRS9

transitional
relief

and

impact

of

government
support

schemes

and

other
support

measures

from

central
banks

and

regulators.
Having

evaluated

all

of

the
available

information,

the
assurances

by

management

and
underlying

processes

used

to
prepare

the

published

financial
information,

the

Committee
concluded

and

advised

the

Board
that

the

2020

Annual

Report

and
financial

statements

are

fair,
balanced

and

understandable.
Going

concern

and

long-term
viability
(refer

to

the

Viability

Statement
on

pages

50

and

51)
Barclays

is

required

to

assess
whether

it

is

appropriate

to
prepare

the

financial

statements
on

a

going

concern

basis

and
also,

in

accordance

with

the
Code,

Barclays

must

provide

a
statement

of

its

viability.
The

Committee

considered

both
the

going

concern

assumption
and

the

form

and

content

of

the
Viability

Statement

having

regard
to:
◾

the

MTP

and

WCR
◾

the

forecasted

liquidity

and
funding

profile
◾

the

results

of

stress

tests
based

on

internal

assumptions
as

reviewed

by

the

Board

Risk
Committee
◾

current

risk

and

strategy
disclosures
◾

changes

to

capital

ratios.
The

Committee

recommended

to
the

Board

that

the

financial
statements

should

be

prepared
on

a

going

concern

basis

and
that

there

were

no

material
uncertainties

that

may

cast
significant

doubt

on

the

Group’s
ability

to

continue

as

a

going
concern;

and

noted

that

capital
ratios

remained

above

minimum
mandatory

requirements.
The

Committee

also

agreed

that
the

appropriate

time

frame

for

the
Viability

Statement

continued

to
be

three

years

and
recommended

the

Viability
Statement

to

the

Board

for
approval.
Impairment

of

Financial
Instruments
(refer

to

Note

7

to

the

financial
statements)
ECLs

are

modelled

using

a

range
of

forecast

economic

scenarios.
They

use

forward

looking

models
which

require

judgements

to

be
made

over

modelling
assumptions,

including:
-

the

determination

of
macroeconomic

scenarios

to

be
used
-

the

methodology

for

weighting
scenarios
-

the

establishment

of

criteria

to
determine

significant
deterioration

in

credit

quality
-

the

application

of

management
adjustments

to

the

modelled
output.
The

latter

has

been

particularly
relevant

in

2020

as

the

models
were

not

designed

to

take
account

of

the

unprecedented
level

of

government

support

for
both

businesses

and

consumers
during

the

pandemic.
As

part

of

its

monitoring,

the
Committee

considered

a

number
of

reports

from

management

on:
◾

the

economic

impact

of

the
COVID-19

pandemic

◾

the

impact

of

the

uncertain
macroeconomic

environment
and

effectiveness

of
government

support

measures
◾

the

continued

development
and

embedding

of

controls
over

the

internal

processes
supporting

the

ECL

calculation
and

related

assessment

of
SOx

compliance

(including

by
the

external

auditors)
◾

model

changes

◾

regeneration

of

the

macro-
economic

variables

and
associated

weighting
◾

adjustments

made

to

the
modelled

output

to

reflect
updated

data

and

known
model

deficiencies,

including
in

relation

to

the

impact

of
government

support
◾

comparisons

between

actual
Having

considered

and
scrutinised

the

reports,

the
Committee

agreed

with
management’s

conclusion

that
the

impairment

provision
(including

specifically

the
£4,838m

for

credit

impairment
charges)

was

appropriate.

In
particular,

the

Committee

agreed
with

the

judgement

exercised

by
management

in

determining

post-
model

adjustments

on

the
assumption

that

government
support

is

likely

largely

to

defer,
rather

than

eliminate,

the

impact
of

the

current

economic

stresses.
The

Committee

also

agreed

with
management

that

it

was
important

to

develop

the

ECL
models

so

that

they

are

more
responsive

to

changing

economic
scenarios.
In

light

of

the

increased

inherent
uncertainty

of

the

ECL
calculation,

the

Committee

Directors’

report:

Board

Audit

Committee

report
18

Barclays

PLC

2020

Annual

Report

on

Form

20-F
experience

and

forecast
losses
encouraged

management

to
continue

increasing

disclosures
relating

to

the

provision

and

its
sensitivity

to

key

variables.
Goodwill

and

Intangible
Impairments
(refer

to

Note

22

to

the

financial
statements)
The

valuations

of

goodwill

and
intangible

assets

are

assessed
on

the

basis

of

discounted
forecast

future

earnings,

which

in
the

current

economic
circumstances

are

significantly
reduced.

In

addition,

given

the
nature

of

the

Group’s

business
and

the

significant

component

of
earnings

attributable

to

net
interest

income,

such

forecasts
are

particularly

sensitive

to

the
level

of

long

term

interest

rates
and

the

shape

of

the

yield

curve.
The

Committee

considered

the
allocation

of

goodwill

and
intangibles

to

the

cash
generating

units,

ensuring
consistency

with

the

treatment
adopted

in

prior

years.
The
Committee

also

discussed

with
management

methodology

for
assessing

value

in

use

given

the
reduction

in

headroom

which
required

a

more

detailed

review
than

in

earlier

years.

In

particular,
the

Committee

reviewed

the
basis

for

allocating

net

tangible
equity

to

the

relevant

cash
generating

units.

The

Committee
also

considered

management’s
forecast

future

earnings

(as
shown

by

the

MTP

after

taking
account

of

subsequent

key
changes

in

the

macro-economic
environment

which

might

be
expected

to

impact

the
impairment

assessment)

and

the
extrapolation

of

those

earnings
out

beyond

that

time.

Finally

the
Committee

considered

the
sensitivity

analyses

prepared

by
management,

which

indicated
what

changes

to

assumptions
would

trigger

the

need

for
impairment.
The

Committee

was

satisfied

that
the

forecasts

supported

the
recoverability

of

the

goodwill

and
intangibles

and

no

impairment
was

required.
As

expected,
however,

the

headroom

was
significantly
decreased

from

prior

years

and
the

sensitivity

analyses
illustrated

that

comparatively
small

changes

in

key
assumptions

could

lead

to
impairment.

The

Committee
therefore

carefully

reviewed

the
disclosures

made

to
ensure

that

the

key

sensitivities
and

the

potential

impacts

were
appropriately

highlighted

Conduct

provisions

(refer

to

Note

24

to

the

financial
statements)
Barclays

makes

certain
assumptions

and

estimates,
analysis

of

which

underpins
provisions

made

for

the

costs

of
customer

redress.
With

a

view

to

evaluating
adequacy

of

the

provisions,

the
Committee

analysed:
◾

the

judgements

and

estimates
made

with

regard

to

Barclays’
provisioning

for

the

remaining
PPI

claims
◾

the

estimated

extent

of
compensation

payable

to
customers

in

respect

of

non-
delivery

of

certain

expected
benefits
◾

the

possibility

of

conduct

issue
claims

arising

as

a

result

of
the

changed

working
environment

in

the

context

of
the

COVID-19

pandemic
◾

the

possibility

of

claims

arising
from

the

Group’s

participation
in

government

loan

schemes
to

support

customers

against
the

impact

of

the

pandemic,
taking

account

of

work

carried
out

by

the

Risk

Committee

on
the

underlying

risks

and
management’s

mitigating
actions.
The

Committee

noted

that,
following

the

imposition

of

the
deadline

in

relation

to

PPI

claims,
the

significance

of

conduct
provisions

has

considerably
declined.

The

Committee

agreed

with
management

that

the

overall
level

of

provision

in

relation

to

the
various

conduct

matters

was
adequate

and

appropriate

at
£497m

as

at

the

end

of

the

year.
Legal,

competition

and

regulatory
provisions
(refer

to

Notes

24

and

26

to

the
financial

statements)
Barclays

is

engaged

in

various
legal,

competition

and

regulatory
matters

which

may

give

rise

to
provisioning

based

on

the

facts.
The

level

of

provisioning

is
subject

to

management
judgement

on

the

basis

of

legal
advice

and

is,

therefore,

an

area
of

focus

for

the

Committee.
The

Committee

evaluated

advice
on

the

status

of

current

legal,
competition

and

regulatory
matters.

It

considered
management’s

judgements

on
the

level

of

provision

to

be

taken
and

accompanying

disclosure.
The

Committee

discussed
provisions

and

utilisation

and,
having

reviewed

the

information
available

to

determine

what

was
both

probable

and

could

be
reliably

estimated,

the

Committee
agreed

that

the

level

of

provision
at

the

year-end

was

appropriate.
The

Committee

also

considered
that

the

disclosures

made
provided

the

appropriate
information

for

investors.
Valuations
(refer

to

Notes

13

to

17

to

the
financial

statements)
Barclays

exercises

judgement

in
the

valuation

and

disclosure

of
financial

instruments,

derivative
assets

and

certain

portfolios,
particularly

where

quoted

market
prices

are

not

available.
The

Committee:
◾

evaluated

reports

outlining

the
Group’s

material

valuation
judgements
◾

monitored

the

valuation
methods

applied,

including
changes

in

light

of

the

COVID-
The

Committee

noted

that

there
were

no

new

significant

valuation
judgements

at

the

end

of

the
year.
The

Committee

was

satisfied

with
the

accounting

treatment

in

Directors’

report:

Board

Audit

Committee

report
19

Barclays

PLC

2020

Annual

Report

on

Form

20-F
19

pandemic
◾

considered

pensions

liability
valuations.

respect

of

the

various

matters.
Tax
(refer

to

Note

9

to

the

financial
statements)
Barclays

is

subject

to

taxation

in
a

number

of

jurisdictions

globally
and

makes

judgements

with
regard

to

provisioning

for

tax

at
risk

and

to

the

recognition

and
measurement

of

deferred

tax
assets.
The

Committee

is

responsible

for
considering

the

Group’s

tax
strategy

and

overseeing
compliance

with

the

Group’s

Tax
Code

of

Conduct.

In

this

regard
the

Committee

received

reports
from

the

Tax

Management
Oversight

Committee

and,

in
particular,

considered

the

upward
revaluation

of

UK

deferred

tax
assets

due

to

cancellation

of

a
scheduled

2%

UK

corporation

tax
cut

which

had

been

due

to

take
place

in

April

2020

and

additional
tax

considerations

arising

from
the

COVID-19

pandemic.
The

Committee

reviewed

the
appropriateness

of

provisions
made

for

uncertain

tax

positions.
The

Committee

also

confirmed
that

the

estimates

and
assumptions

used

in

assessing
the

recoverability

of

deferred

tax
assets

were

supported

by

the
MTP.
The

Committee

was

satisfied

that
specific

strategies

were

in

line
with

the

Group’s

Tax

Code

of
Conduct

and

on

behalf

of

the
Board

approved

the

UK

Tax
Strategy

statement

published

as
part

of

the

Country-by-Country
Report.
The

Committee

noted

that

the
uncertain

tax

positions

covered

a
diverse

range

of

issues

and,

as

a
consequence,

agreed

with
management’s

view

that

there
was

not

a

significant

risk

of

a
material

adjustment

during

the
next

year.
The

Committee

was

also
satisfied

that

deferred

tax

assets
recognition

was

appropriate.
Internal

controls

and

business
control

environment
(read

more

about

Barclays’
internal

control

and

risk
management

processes

on
pages

39

to

40).
The

effectiveness

of

the

overall
control

environment,

including
the

status

of

any

significant
control

issues

and

the

progress
of

specific

remediation

plans.
The

Committee:
◾

monitored

finalisation

of
BICEP

which

completed

at

the
end

of

March

2020

as

well

as
ongoing

sustainability

of

the
enhanced

control

environment
◾

evaluated

and

tracked

the
status

of

the

most

significant
control

issues

through

regular
reports

from

the

Chief

Controls
Officer,

including

updates

on
lessons

learned

and
progress
relating

to

remediation

areas,
as

well

as

priorities

looking
forward

to

sustain

and
strengthen

the

control
environment
◾

focussed

on

reports

relating

to
individual

businesses

and
functions

on

the

control
aspects

of

key

matters

such
as

IBOR

transition

and

post-
Brexit

transition

period

control
preparedness,

operational
resilience

and

controls,
particularly

in

the

context

of
the

impact

of

the

COVID-19
pandemic,

cyber

security

and
data

management

controls
◾

received

independent
evaluations

from

BIA

and
external

auditors.
The

Committee

has

focussed

on
the

ability

of

the

Group

to
maintain

strong

internal

controls
in

the

context

of

the

challenges
brought

about

by

the

COVID-19
pandemic,

the

huge

increase

in
number

of

staff

working

remotely
and

the

pressure

on

systems,
branch

facilities

and

customer
service

levels

generally.

Raising

concerns
The

adequacy

of

the

Group’s
arrangements

to

allow
employees

to

raise

concerns

in
confidence

and

anonymously
without

fear

of

retaliation;

and

the
outcomes

of

any

substantiated
cases.
The

Committee

has

received
reports

from

management

and
monitored

whistleblowing

metrics
and

retaliation

reports.
During

2020

the

Committee
received

reports,

including

a
year-end

annual

report,

on
whistleblowing

from

management
and

noted

that

the

whistleblowing
programme

continued

to

operate
satisfactorily

during

the

Covid-19
pandemic.

Internal

audit
The

performance

of

BIA

and
delivery

of

the

internal

audit

plan,
including

scope

of

work
performed,

the

level

of

resources,
and

the

methodology

and
coverage

of

the

internal

audit
plan.
The

Committee

has

during

the
year
◾

monitored

BIA’s
implementation

of

the

first

year
of

its

three-year

internal

audit
plan

ending

December

2022
◾

approved

the

establishment

of
the

Internal

Audit

Contingency
Plan,

in

response

to

the
The

Committee

received

BIA’s
annual

review

of

its

charter

and
reviewed

BIA’s

performance
report,

including

quality
assurance.

The

Committee

also

agreed
BIA’s

proposed

2021

Audit

Plan,
noting

the

related

methodology,

Directors’

report:

Board

Audit

Committee

report
20

Barclays

PLC

2020

Annual

Report

on

Form

20-F
COVID-19

pandemic
◾

reviewed

BIA’s

audit

reports

in
relation

to

specific

audits,
noting

that

any

planned

audits
cancelled

in

2020

owing

to

the
COVID-19

pandemic

would

be
rescheduled

for

2021,

as
appropriate
◾

tracked

the

levels

of

adverse
audits

and

issues

raised

by
BIA

and

monitored

related
remediation

plans
◾

discussed

BIA’s

assessment
of

the

management

control
approach

and

control
environment

in

the

Group
companies

and

functions.
deliverables

and

level

of
resources

to

be

allocated

in
respect

of

internal

audit
execution

and

delivery,

data
analytics,

people,

diversity

and
leadership

as

well

as

governance
and

management

information.
External

audit
The

work

and

performance

of
KPMG.
The

Committee:
◾

met

with

key

members

of

the
KPMG

audit

team

to

discuss
the

2020

Audit

Plan

and
KPMG’s

areas

of

focus
◾

assessed

regular

reports

from
KPMG

on

the

progress

of

the
2020

audit

and

any

material
accounting

and

control

issues
identified
◾

discussed

KPMG’s

feedback
on

Barclays’

critical

accounting
estimates

and

judgements
◾

discussed

KPMG’s

draft

report
on

certain

control

areas

and
the

control

environment

ahead
of

the

2020

year-end
◾

considered

the

draft

SOx
control

report

and

the

draft
audit

opinion.
The

Committee

approved

the
2020

Audit

Plan

and

the

main
areas

of

focus

for

the

year.
Read

more

about

the
Committee’s

role

in

assessing
the

performance,

effectiveness
and

independence

of

the

external
auditor

on

the

next

page.

Directors’

report:

Board

Audit

Committee

report
21

Barclays

PLC

2020

Annual

Report

on

Form

20-F
External

auditor
Following

an

external

audit

tender

in

2015,

KPMG

was

appointed

as

Barclays’

Statutory

Auditor

with

effect

from

the

2017

financial

year.

Michelle

Hinchliffe

of

KPMG

is

Barclays’

lead

audit

engagement

partner

and

was

appointed

to

this

role

with

effect

from

the

2018

financial

year.
Assessing

external

auditor

effectiveness,

objectivity

and

independence

and

non-audit

services
The

Board

Audit

Committee

is

responsible

for

assessing

the

effectiveness,

objectivity

and

independence

of

the

Group’s

auditor,

KPMG.

This
responsibility

was

discharged

throughout

the

year

at

formal

Committee

meetings,

during

private

meetings

with

KPMG

and

through

discussions
with

key

Group

executives.

In

addition

to

the

matters

noted

above,

the

Committee

also:
◾

approved

the

terms

of

the

audit

engagement

letter

and

associated

fees,

on

behalf

of

the

Board
◾

discussed

and

agreed

revisions

to

the

Group

policy

on

the
Provision

of

Services

by

the

Group

Statutory

Auditor

and

regularly

analysed

reports
from

management

on

the

non-audit

services

provided

to

Barclays
◾

evaluated

and

approved

revisions

to

the

Group

policy

on
Employment

of

Employees

or

Workers

from

the

Statutory

Auditor

and

ensured
compliance

with

the

policy

by

regularly

assessing

reports

from

management

detailing

any

appointments

made
◾

was

briefed

by

KPMG

on

critical

accounting

judgements

and

estimates

and

internal

controls

over

financial

reporting
◾

assessed

any

potential

threats

to

independence

that

were

self-identified

and

reported

by

KPMG
◾

considered

and

discussed

the

audit

quality

inspection

report

on

KPMG

issued

by

the

FRC’s

Audit

Quality

Review

(AQR)

team

in

relation

to

its
review

of

KPMG’s

audit

of

the

financial

statements

for

the

period

ended

31

December

2018.
As

well

as

receiving

the

AQR

team’s

formal

report

the

Committee

benefited,

as

on

a

previous

occasion,

from

a

presentation

by

the

AQR

team
which

was

greatly

appreciated.

This

presentation,

which

was

also

attended

by

the

Chair

of

the

BBUKPLC

Audit

Committee,

allowed

the
Committee

to

discuss

the

main

findings

of

the

AQR

in

some

detail.

As

foreshadowed

last

year,

the

AQR

team

had

identified

certain

areas

for
improvement

in

KPMG’s

audit

work,

particularly

in

relation

to

the

depth

of

substantive

testing

of

financial

derivative

instruments

and

both
controls

and

substantive

work

in

relation

to

ECL

estimates

under

IFRS9.

Again,

as

noted

last

year,

KPMG

had

already

increased

its

coverage
of

these

areas

both

in

the

2019

audit

and

in

planning

for

its

2020

audit.

It

became

apparent,

however,

during

the

Committee’s

discussions

with
the

AQR

team

and

subsequent

interaction

with

KPMG,

that

the

expectations

continue

to

evolve

particularly

in

relation

to

the

substantive

testing
of

IFRS

ECL

models,

requiring

some

element

of

code

review

and

reperformance

of

nearly

all

of

the

Group’s

models

by

KPMG.

The

Committee
acknowledges

that

the

level

of

audit

work

required

is

a

matter

of

auditor

judgement

and

more

work

can

always

be

carried

out,

and

the

AQR
team’s

comments

can

be

helpful

in

this

respect.

However,

we

do

have

some

concern

over

the

level

of

incremental

audit

evidence

obtained

from
these

procedures,

particularly

in

the

current

year

when

the

models

themselves

are

more

than

usually

supportive

of

the

judgement

necessarily
exercised

by

management,

rather

than

determinative

of

the

level

of

impairment

provision

required.

We

are

also

conscious

of

the

need

to
balance

the

sufficiency

of

audit

evidence

needed

with

the

time

required,

by

both

auditors

and

the

Group’s

own

employees,

to

execute

on

this
expanded

level

of

work.

The

Committee

encouraged

KPMG

to

continue

its

dialogue

with

the

AQR

team

on

addressing

the

feedback

and

to
amend

its

approach

to

the

audit

work

as

required,

but

at

the

same

time

to

seek

to

arrive

at

a

more

general

consensus

with

both

the

other

major
firms

and

audit

regulators

on

an

appropriate

approach

for

the

future.

KPMG’s

performance,

independence

and

objectivity

during

2020

were

also

formally

assessed

at

the

beginning

of

2021

by

way

of

a
questionnaire

completed

by

key

stakeholders

across

the

Group,

including

the

chairs

of

the

audit

committees

of

the

Group’s

main

operating
companies

(BBUKPLC,

Barclays

US

LLC

and

Barclays

Bank

Ireland

PLC).

The

questionnaire

was

designed

to

evaluate

KPMG’s

audit

process
and

addressed

matters

such

as

the

quality

of

planning

and

communication,

technical

knowledge,

the

level

of

scrutiny

and

challenge

applied

and
KPMG’s

understanding

of

the

business,

as

well

as

key

issues

relevant

to

the

COVID-19

pandemic.

In

addition,

as

in

the

prior

year,

KPMG
nominated

a

senior

partner

of

the

audit

team

reporting

to

the

lead

audit

engagement

partner

to

have

specific

responsibility

for

ensuring

audit
quality.

The

Committee

therefore

met

with

the

partner

concerned,

without

the

lead

audit

engagement

partner

present,

to

receive

a

report

on

his
assessment

of

audit

quality

bearing

in

mind

particularly

the

comments

received

from

the

AQR

team.
Taking

into

account

the

result

of

all

of

the

above,

the

Committee

considered

that

KPMG

maintained

its

independence

and

objectivity

and

that
the

audit

process

was

effective.

Non-audit

services
In

order

to

safeguard

the

auditor’s

independence

and

objectivity,

Barclays

has

in

place

a

policy

setting

out

the

circumstances

in

which

the
auditor

may

be

engaged

to

provide

services

other

than

those

covered

by

the

Group

audit.

The

Policy

applies

to

all

Barclays

subsidiaries

and
other

material

entities

over

which

Barclays

has

significant

influence.

The

core

principle

of

the

Policy

is

that

non-audit

services

(other

than

those
legally

required

to

be

carried

out

by

the

Group’s

auditor)

should

be

performed

by

the

auditor

only

in

certain

controlled

circumstances.

The

Policy
sets

out

those

types

of

services

that

are

permitted

(‘Permitted’

services).

A

summary

of

the

Policy

can

be

found

at
home.barclays/who–we-
are/our-governance/auditor-independence .
The

Policy

is

reviewed

on

an

annual

basis

to

ensure

that

it

is

fit

for

purpose

and

that

it

reflects

applicable

rules

and

guidelines.

The

Policy

is

aligned

both

with

the

FRC’s

requirements

and

with

KPMG’s

own

internal

policy

on

non-audit

services

for

FTSE

350

companies
which

broadly

restricts

non-audit

work

to

services

that

are

‘closely

related’

to

the

audit.

The

Committee

approved

an

updated

Policy

in

2020
which

reflected

the

revised

FRC

Ethical

Standard

“white

list”

of

permitted

non-audit/

additional

services.
Any

changes

to

the

Policy

are

approved

at

a

Group

level

by

the

Committee.

This

is

in

accordance

with

laws

applicable

in

the

UK

and

FRC
guidance,

pursuant

to

which

audit

committees

of

Public

Interest

Entities

(such

as

Barclays)

are

required

to

approve

non-audit

services

provided
by

their

auditors

to

such

entities;

and

subsidiary

Public

Interest

Entities

in

the

UK

–

such

as

BBUKPLC

and

BBPLC

–

can

rely

on

the

approval

of
non-audit

services

by

the

ultimate

parent’s

audit

committee.

Pursuant

to

the

Policy,

audit

services

and

the

fee

cap,

are

monitored

by

the

relevant
audit

committee,

as

appropriate.
Under

the

Policy,

except

for

specific

categories

of

‘Permitted’

services

that

require

explicit

Committee

approval,

the

Committee

has

pre-
approved

all

‘Permitted’

services

for

which

fees

are

less

than

£100,000.

However,

all

proposed

work,

regardless

of

the

amount

of

the

fees,

must
be

sponsored

by

a

senior

executive

and

recorded

on

a

centralised

online

system,

with

a

detailed

explanation

of

the

clear

commercial

benefit
arising

from

engaging

the

auditor

over

other

potential

service

providers.

The

lead

audit

engagement

partner

must

also

confirm

that

the
engagement

has

been

approved

in

accordance

with

the

auditor’s

own

internal

ethical

standards

and

does

not

pose

any

threat

to

the

auditor’s
independence

or

objectivity.

All

requests

to

engage

the

auditor

are

assessed

by

independent

management

(who

are

not

involved

in

any

work

to
which

the

proposed

engagement

relates)

before

work

can

commence.

Requests

for

‘Permitted’

service

types

in

respect

of

which

the

fees

are
expected

to

meet

or

exceed

the

above

threshold

but

expected

to

be

less

than

£250,000

must

be

approved

by

the

Chair

of

the

Committee

before
work

is

permitted

to

begin.

Services

where

the

fees

are

expected

to

be

£250,000

or

higher

must

be

approved

by

the

Committee

as

a

whole.

All
expenses

and

disbursements

must

be

included

in

the

fees

calculation.
During

2020,

all

engagements

for

which

expected

fees

met

or

exceeded

the

above

thresholds

were

evaluated

by

either

the

Committee

Chair

or
the

Committee

members

as

a

whole,

who,

before

confirming

any

approval,

assured

themselves

that

there

was

justifiable

reason

for

engaging

Directors’

report:

Board

Audit

Committee

report
22

Barclays

PLC

2020

Annual

Report

on

Form

20-F
the

auditor

and

that

its

independence

and

objectivity

would

not

be

threatened.

No

requests

to

use

KPMG

were

declined

by

the

Committee

in
2020

(2019:

none).

On

a

quarterly

basis,

the

Committee

scrutinised

details

of

individually

approved

and

pre-approved

services

undertaken

by
KPMG

in

order

to

satisfy

itself

that

they

posed

no

risk

to

independence,

either

in

isolation

or

on

an

aggregated

basis.
For

the

purposes

of

the

Policy,

the

Committee

has

determined

that

any

pre-approved

service

of

a

value

of

under

£50,000

is

to

be

regarded

as
trivial

in

terms

of

its

impact

on

Barclays’

financial

statements

and

has

required

the

Group

Financial

Controller

to

specifically

review

and

confirm
to

the

Committee

that

any

pre-approved

service

with

a

value

of

between

£50,000

and

£100,000

may

be

regarded

as

such.

The

Committee
undertook

a

review

of

pre-approved

services

at

its

meeting

in

December

2020.
The

fees

payable

to

KPMG

for

the

year

ended

31

December

2020

amounted

to

£60m

(2019:

£56m),

of

which

£12m

(2019:

£11m)

was

payable
in

respect

of

non-audit

services.

A

breakdown

of

the

fees

payable

to

the

auditor

for

statutory

audit

and

non-audit

work

can

be

found

in

Note

40
of

the

financial

statements.

Of

the

£12m

of

non-audit

services

provided

by

KPMG

during

2020,

the

significant

categories

of

engagement,

i.e.
services

where

the

fees

amounted

to

more

than

£500,000,

included:
◾

audit-related

services:

services

in

connection

with

Client

Assets

Sourcebook

(CASS)

audits

(while

the

CASS

audit

fell

within

the

auditor’s
scope

of

services,

the

fees

for

such

services

did

not

form

part

of

the

global

fee

arrangements

and

therefore

required

separate

Committee
approval

pursuant

to

the

Policy);
◾

audit-related

services:

services

in

connection

with

regulatory,

compliance

and

internal

control

reports

and

audit

procedures,

required

by

law

or
regulation

to

be

provided

by

the

Statutory

Auditor;

and
◾

other

attest

and

assurance

services:

ongoing

attestation

and

assurance

services

for

treasury

and

capital

markets

transactions

to

meet
regulatory

requirements,

including

regular

reporting

obligations

and

verification

reports.
The

Statutory

Audit

Services

for

Large

Companies

Market

Investigation

(Mandatory

Use

of

Competitive

Tender

Processes

and

Audit
Committee

Responsibilities)

Order

2014
An

external

audit

tender

was

conducted

in

2015

and

the

decision

was

made

to

appoint

KPMG

as

Barclays’

external

auditor

with

effect

from

the
2017

financial

year,

with

PwC

resigning

as

the

Group’s

Statutory

Auditor

at

the

conclusion

of

the

2016

audit.
Barclays

is

in

compliance

with

the

requirements

of

The

Statutory

Audit

Services

for

Large

Companies

Market

Investigation

(Mandatory

Use

of
Competitive

Tender

Processes

and

Audit

Committee

Responsibilities)

Order

2014,

which

relates

to

the

frequency

and

governance

of

tenders

for
the

appointment

of

the

external

auditor

and

the

setting

of

a

policy

on

the

provision

of

non-audit

services.
Provided

that

KPMG

continues

to

maintain

its

independence

and

objectivity,

and

the

Committee

remains

satisfied

with

its

performance,

the
Group

has

no

intention

of

tendering

for

an

alternative

external

auditor

before

the

end

of

the

current

required

period

of

10

years.

Directors’

report:

Board

Nominations

Committee

report
23

Barclays

PLC

2020

Annual

Report

on

Form

20-F
Delivering

effectiveness

and

diversity
Balancing

decisions

in

a

way

that

optimises

our

purpose

requires

a

Board

in

which

constructive

challenge,

openness

and

diversity

of
background

and

opinion

are

prized,

along

with

a

commitment

to

act

fairly

and

in

the

interests

of

all

stakeholders.

Achieving

this

-

through

its
focus

on

the

composition

of

the

Board,

its

Committees

and

the

ExCo

and

ensuring

that

each

has

the

right

balance

of

skills,

experience

and
diversity

of

background

and

opinion

and

by

creating

a

pipeline

of

succession

to

these

and

other

senior

management

key

roles

-

is

the

main

role
of

the

Nominations

Committee.
Key

to

the

Board’s

effectiveness

is

how

the

Board

operates

in

practice

–

we

continue

to

focus

on

simplification

in

the

context

of

our

agendas,
papers

and

presentations.

As

part

of

our

drive

for

simplification,

the

Board

and

Committee

membership

of

BPLC

and

BBPLC

was

consolidated
and

streamlined

in

2019

to

increase

effectiveness

and

reduce

duplication

whilst

still

enabling

the

appropriate

focus

on

matters

relevant

to

each
entity.

You

can

read

more

about

this

partial

consolidation

on

page

18.

The

Committee

reviewed

the

effectiveness

of

the

consolidated

Board

and
Committee

structure

in

2020

and

remains

confident

that

the

consolidated

structure

delivers

its

intended

benefits

in

our

governance

processes
while

ensuring

that

the

spirit

of

the

ring-fencing

legislation

is

respected

in

any

decision-making

affecting

BBUKPLC.

In

discharging

its
responsibilities,

the

Committee

takes

into

account

feedback

from

key

stakeholders

(including

our

regulators

and

shareholders)

and

Board
discussions

more

widely.
The

Committee

considered

the

effectiveness

of

the

Board

during

the

COVID-19

pandemic

and

concluded

that

the

Board

had

performed

well
through

the

pandemic,

with

the

establishment

of

a

COVID-19

Crisis

Response

Committee

and

its

very

regular

cadence

of

meetings.

As

a
practical

matter,

the

Board

was

required

to

convene

remotely

in

order

to

comply

with

government

guidance.

Informal

Board

discussions

also
took

place

during

this

period,

the

objective

of

which

was

to

operate

as

a

virtual

alternative

for

the

sort

of

conversations

the

Board

would
generally

have

informally

when

meeting

together

in

person.

These

informal

discussions

also

had

the

aim

of

maintaining

the

Board’s

connectivity
and

collegiality,

and

of

helping

to

draw

out

some

of

the

questions

on

the

Board’s

mind

during

this

period

for

discussion

during

the

Board
meetings.

The

Committee

concluded

that

collaboration

between

the

Board

and

senior

management

had

helped

ensure

an

effective

and

robust
response

to

the

pandemic.

You

can

read

more

about

our

Board

governance

during

the

pandemic

on

pages

12

and

13.
Committee

membership
The

Committee

is

composed

solely

of

Non-Executive

Directors

and

is

chaired

by

our

Group

Chairman.

Details

on

Committee

membership

and
meeting

attendance

are

set

out

on

page

13.

Directors’

report:

Board

Nominations

Committee

report
24

Barclays

PLC

2020

Annual

Report

on

Form

20-F

Directors’

report:

Board

Nominations

Committee

report
25

Barclays

PLC

2020

Annual

Report

on

Form

20-F
Principal

activities

The

Committee’s

allocation

of

time

during

2020

is

set

out

on

page

82

and

the

Committee’s

principal

activities

during

2020

are

set

out

below.
Committee

responsibilities

1.

Ensuring

the

right

individuals

are

appointed

–

in

line

with

suitability

criteria

–

who

can

discharge

the

duties

and

responsibilities
of

Directors.
2.

Effective

ExCo,

Board

and

Committee

composition,

through

focus

on

appointment

and

succession

based

on

merit

and

skill,
through

a

diversity

lens.
3.

Leading

candidate

search

and

identification.
4.

Regular

review

of

succession

planning

and

recommendations

for

key

executive

and

non-executive

roles.
5.

Monitoring

of

time

commitments

for

incoming

and

existing

Directors

to

ensure

sufficient

time

for

effective

discharge

of

duties.
6.

Monitoring

compliance

against

corporate

governance

guidelines

and

the

Diversity

Policy,

including

yearly

review

and

any
recommendations

for

enhancements.
7.

Ensuring

compliance

by

the

Board

with

legal

and

regulatory

requirements.
8.

Individual

Director,

Board

and

Committee

effectiveness

reviews

and

implementing

any

required

actions.
9.

Considering

and

authorising,

subject

to

ratification

by

the

Board,

any

conflicts

of

interest.
Principal

activities

Committee

responsibilities

Approval

of

changes

to

ExCo

roles

and

remits.

1,

2,

3,

4

Approval

of

key

executive

appointments

including

Group

Head

of

Corporate,

Public

and

Regulatory

Affairs,
Group

General

Counsel,

Group

Chief

Risk

Officer

and

Heads

of

Banking

and

Markets.
1,2,3,4

Consideration

and

approval

of

changes

in

the

composition

of

the

Group’s

main

subsidiary

boards.

1,2,3,4
Candidate

evaluation

for

both

executive

and

non-executive

current

and

future

roles

including

review

of

core
skills

and

(for

internal

candidates)

scrutiny

of

internal

feedback.

1,2,3,4

Review

of

the

balance

of

skills

and

diversity

on

the

Board,

and

leading

the

search

and

recruitment

process
(including

conflict

analysis)

for

potential

candidates.

The

Committee

utilised

external

search

consultants

Egon
Zehnder

and

Spencer

Stuart

to

facilitate

the

targeted

external

mapping

and

search

processes

based

on

agreed
and

reviewed

criteria.

1,2,3,4,6,9
Directors’

tenure

and

effectiveness

review,

and

identifying

candidates

for

re-election.

1,2,4,6,7,8
Approval

of

the

appointment

of

Brian

Gilvary

as

Senior

Independent

Director

and

to

the

Nominations

and

Risk
Committees.

1,2,3,4,5
Approval

of

appointment

of

Julia

Wilson

as

an

additional

Non-Executive

Director,

effective

1

April

2021,

and
approval

of

changes

in

Board

Committee

composition

during

the

year.
1,2,3,5
Review

of

ExCo

composition

and

succession

planning

for

strengths

and

diversity,

focusing

on

the

development
of

ExCo

members

and

key

successors.

2,3,4,6
Review

recommendations

and

suggested

improvements

arising

from

the

2019

Board

effec

tiveness

review.

1,2,7,8
Approved

that

the

2020

effectiveness

review

be

conducted

internally,

led

by

the

Group

Company

Secretary

with
support

from

the

SID

and

Nominations

Committee

oversight.

8
Consideration

of

Director

training

and

development,

including

revision

of

deep

dive

schedule

in

response

to
COVID-19

pandemic.

7,8
Review

and

approval

of

size,

composition

and

succession

planning

for

Board

and

the

Board

committees.

1,2,5
Board

effectiveness

through

the

COVID-19

pandemic,

including

COVID-19

emergency

cover

plan

for

key
executive

roles.

7,8
Changes

to

the

Board

in

2020
We

welcomed

two

new

Non-Executive

Directors

to

the

Board

in

2020

-

Mohamed

A.

El-Erian

(appointed

1

January

2020)

and

Brian

Gilvary
(appointed

1

February

2020).

Their

respective

skills

and

experience

are

set

out

in

their

biographies

on

pages

3

to

5.

The

Board

was

also

very
pleased

to

announce

that

Julia

Wilson

(currently

the

Finance

Director

of

3i

Group

PLC

and

Senior

Independent

Director

of

Legal

&

General
Group

PLC)

will

join

the

Board

as

a

Non-Executive

Director

and

a

member

of

the

Board

Audit

Committee

with

effect

from

1

April

2021.

Julia

will
be

retiring

as

Senior

Independent

Director

of

Legal

&

General

Group

PLC

in

March

2021,

before

taking

up

her

role

on

the

Board.

Julia’s
appointment

reflects

Barclays’

commitment

to

strengthening

the

Board

through

the

addition

of

further

highly

respected

individuals

with

strong
financial

services

expertise.
As

reported

in

our

2019

Annual

Report,

Matthew

Lester

stepped

down

from

the

Board

on

1

January

2020.

Mary

Anne

Citrino

stepped

down
from

the

Board

on

30

September

2020.
Further

details

regarding

changes

to

our

Board

composition

during

2020

are

provided

in

the

Directors’

Report

on

pages

8

to

13.
Board

composition
The

appointment

of

Julia

Wilson,

effective

1

April

2021,

will

temporarily

increase

the

size

of

the

Board

from

12

to

13

before

it

reduces

to

12
following

the

resignation

of

Sir

Ian

Cheshire

at

the

conclusion

of

the

2021

AGM.

Whilst

we

are

keen

to

bring

a

further

Director

with

technology
experience

on

board,

we

have

not

yet

identified

a

suitable

candidate.

We

intend

to

carry

on

our

search,

with

the

primary

aim

of

finding

a
candidate

with

sufficient

board

experience

and

the

relevant

skills

to

make

a

meaningful

contribution

to

Board

deliberations.

We

strongly

believe
that

the

Board

remains

effective

taking

into

account

the

need

to

be

small

enough

to

operate

in

an

effective,

efficient

and

collaborative

manner,
the

need

to

be

large

enough

to

have

an

appropriate

mix

of

skills

and

diversity

and

to

support

succession

planning

and

the

additional

roles

and
responsibilities

of

some

of

our

Directors

on

the

boards

of

BBPLC,

BBUKPLC,

Barclays

US

LLC

and

BX.

Directors’

report:

Board

Nominations

Committee

report
26

Barclays

PLC

2020

Annual

Report

on

Form

20-F
As

mentioned

above,

the

Committee

is

keen

to

complement

the

current

range

of

skills

on

the

Board

with

additional

technology

experience

to
enhance

the

Board’s

ability

to

provide

informed

and

constructive

challenge

to

management

and

therefore

its

effectiveness.

Independent
external

search

firm

Spencer

Stuart

is

undertaking

a

full

search

against

this

brief

following

searches

previously

undertaken

by

Egon

Zehnder.
Capturing

the

clear

benefits

of

diversity

of

background

and

opinion

is

at

the

forefront

of

that

search.

Spencer

Stuart

and

Egon

Zehnder

do

not
have

any

connection

to

Barclays

or

any

of

the

Directors

other

than

to

assist

with

searches

for

executive

and

non-executive

talent.

Working

alongside

Spencer

Stuart,

the

Committee

has

set

rigorous

criteria

for

the

role

it

is

seeking

to

fill,

both

in

terms

of

experience

and
personal

qualities,

and

has

conducted

an

extensive

search

and

selection

process.

The

Committee

continues

to

review

the

search

remit

and

give
further

consideration

to

the

desired

skills

and

experience,

in

order

to

ensure

due

consideration

is

given

to

strong

potential

candidates.

Open
advertising

for

Board

positions

was

not

used

this

year.

The

Committee

reviewed

the

Non-Executive

Director

selection

and

appointment

process

in

2020,

which

was

refreshed

in

2019,

and

concluded
that

no

changes

were

required

to

the

current

process.
Diversity

We

believe

that

diversity

at

Board,

ExCo

and

senior

management

level

-

of

gender,

ethnicity,

cognitive

and

personal

strengths

and

social
backgrounds

-

is

an

essential

element

in

maintaining

a

competitive

advantage

and

effective

governance,

as

well

as

mitigating

the

risk

of

“group
think”.

The

Board

Diversity

Policy,

which

has

been

adopted

by

the

Board
,

confirms

that

the

Committee

will

consider

candidates

on

merit

against
objective

criteria

with

due

regard

to

the

benefits

of

diversity

when

identifying

suitable

candidates

for

appointment

to

the

Board.
At

the

end

of

2019

we

had

met

our

Board

gender

diversity

target

of

33%.

Following

changes

in

Board

composition

in

2020,

as

at

31

December
2020

the

Board’s

gender

diversity

was

25%.

With

the

appointment

of

Julia

Wilson

(effective

1

April

2021)

and

Sir

Ian

Cheshire

stepping

down
from

the

Board

at

the

conclusion

of

the

2021

AGM,

this

will

increase

to

33%,

in

line

with

both

the

Board

Diversity

Policy

and

the

Hampton
Alexander

Review

target.

In

2020,

the

Committee

reviewed

whether

the

level

of

the

Board

gender

diversity

target

was

still

appropriate,

given
that

it

was

set

in

2018

and

concluded

that

it

should

remain

at

33%.

Group-wide,

Barclays

has

set

a

number

of

targets

focused

on

creating

more

gender

diversity

in

its

wider

workforce,

including

its

ambition

to
achieve

28%

female

Managing

Directors

and

Directors

by

the

end

of

2021.

You

can

read

more

about

gender

diversity

at

Barclays,

including
data

on

the

percentage

of

females

at

Managing

Director

and

Director

level,

on

Group

ExCo

and

within

ExCo

direct

reports

and

in

Barclays’
wider

workforce

in

our

People

and

culture

section

on

pages

81

to

82.
As

at

31

December

2020,

17%

of

the

Board

was

from

an

ethnically

diverse

background,

meeting

the

recommendations

contained

within

the
Parker

Review

Committee

Report

into

the

Ethnic

Diversity

of

UK

Boards.

Alongside

the

Board,

the

Committee

continues

to

champion

the
Group’s

Global

Race

at

Work

agenda,

designed

to

reinforce

Barclays’

zero

tolerance

stance

on

racism

and

improve

opportunities

and
representation

for

ethnically

diverse

colleagues.

In

October,

Barclays

implemented

a

12-point

Race

at

Work

action

plan

focused

on

opening

up
opportunities

to

attract,

develop

and

add

to

our

Black

talent.

The

plan

comprises

a

thorough

set

of

actions,

using

data

to

set

goals

and

measure
success,

and

will

be

expanded

in

2021

to

include

other

ethnically

diverse

colleagues,

as

well

as

customers,

clients

and

communities.

You

can

find

more

information

on

diversity

and

inclusion,

including

Barclays’

Global

Race

at

Work

agenda

and

latest

Ethnicity

data

within

our
wider

workforce

in

our

‘People

and

culture’

section

on

pages

81

to

85

and

in

our
Diversity

and

Inclusion

Report

published

which,

will

be

made
available

on

our

website.
Succession
Robust

succession

planning

for

both

the

Board

and

the

ExCo

takes

into

account

current

and

future

business

needs

and

ensures

a

good

balance
of

skills,

experience

and

effectiveness

whilst

recognising

the

benefits

of

diversity.
Effective

succession

planning

should

take

into

account

contingency

planning

(for

any

unforeseen

departures

or

unexpected

absences),

medium
term

planning

(orderly

refreshing

of

the

Board,

Committees

and

the

ExCo)

and

long-term

planning

(looking

ahead

to

the

skills

that

may

be
required

on

the

Board

and

the

ExCo

in

the

future).
A

number

of

changes

have

been

made

this

year

to

the

composition

of

our

ExCo

in

order

to

ensure

that

it

continues

to

have

the

depth

of

skills
and

experience

that

we

need

to

deliver

our

strategic

ambitions.

The

Committee

reviews

and

discusses

all

ExCo

changes

prior

to
announcement,

taking

into

account

executive

succession

plans,

and

considers

all

the

changes

to

the

ExCo

composition

during

the

year.

You
can

find

more

information

about

the

changes

made

to

the

composition

of

our

ExCo

on

page

7.
With

regard

to

Board

succession

planning,

Tim

Breedon

will

have

been

on

the

Board

for

nine

years

in

November

2021

and

Mike

Ashley

will
have

been

on

the

Board

for

nine

years

in

September

2022,

and

the

Committee

is

giving

further

consideration

to

potential

successors

for

their
respective

roles

of

Board

Risk

Committee

Chair

and

Board

Audit

Committee

Chair.
Director

training

and

development
In

accordance

with

its

Terms

of

Reference

(available

at
home.barclays/who-we-are/our-governance/board-committee
),

the

Committee
supports

the

Group

Chairman

in

developing

and

monitoring

effective

induction,

training

and

development

for

the

Board.
Opportunities

for

in-person

Director

training

were

more

limited

in

2020

as

a

result

of

social

distancing

guidance

and

as

the

Board

and

senior
management

focussed

on

the

Group’s

response

to

the

COVID-19

pandemic.

However,

Director

training

and

development

was

supported
through

Board

deep

dives

and

through

Risk

deep

dives

and

Function

reviews

described

on

pages

12

to

13.

Risk

deep

dive

topics

covered

in
2020

had

a

strategic

focus

and

areas

covered

included

Interest

Rate

Risk

in

the

Banking

Book

and

the

implications

of

a

low

rate

environment

for
the

Group’s

financial

operating

model.
The

Board

also

received

an

annual

briefing

on

regulatory

responsibilities,

including

the

Senior

Managers

Regime

and

on

Barclays’

conduct

and
financial

crime

policies

and

standards.
Board

induction

schedules

for

incoming

Non-Executive

Directors

were

reviewed

and

refined,

with

sessions

covering

Board

engagement,
strategy,

culture

and

people,

finance,

specific

business

areas,

risk

and

controls,

internal

audit,

governance

matters

and

additional

meetings

with
the

business.
Review

of

Board,

Committee

and

individual

Director

effectiveness
Progress

against

2019

Board

Effectiveness

Review

The

2019

review

outlined

the

following

key

recommendations:

◾

That

consideration

be

given

to

facilitating

deeper

discussion

of

complex

issues

without

significantly

increasing

demands

on

the

Board’s

time.
◾

That

consideration

be

given

to

adding

greater

technology

expertise

to

the

Board,

through

greater

external

input

or

by

looking

to

expand

or
adjust

Board

membership.
◾

That

consideration

be

given

to

increasing

input

to

the

Board

from

outside

Barclays

on

a

wider

range

of

issues.

Directors’

report:

Board

Nominations

Committee

report
27

Barclays

PLC

2020

Annual

Report

on

Form

20-F
◾

That

the

Barclays’

ongoing

structured

approach

to

workforce

engagement

should

include

appropriate

opportunities

for

Board

members

to
engage

directly

with

employees.

In

2020,

progress

was

planned,

and

in

some

respects

made,

on

each

of

these

matters,

but

disruption

due

to

the

demands

of

the

pandemic

has
made

it

difficult

to

achieve

all

the

progress

we

would

have

liked.

For

example,

we

experienced

increased

pressure

on

the

Board’s

time

and
agendas,

which

often

had

to

be

revised

at

short

notice

to

deal

with

urgent

pandemic-related

matters.

The

effect

of

this

was

that,

first,

it

was
often

not

possible

to

achieve

the

extent

of

debate

and

depth

of

discussion

that

had

been

planned

before

the

pandemic;

secondly,

the

scope

for
accommodating

external

input

in

addition

to

the

considerable

expertise

on

the

Board

was

limited

and,

thirdly,

opportunities

for

Board

members
to

increase

their

direct

engagement

with

the

workforce

were

restricted.

Notwithstanding

this,

we

continued

with

searches

for

suitably

qualified

and

experienced

non-executive

directors

with

technology

expertise,
although

these

have

not

yet

yielded

suitable

candidates.

In

addition,

whilst

direct

physical

engagement

with

the

workforce

has

been

restricted,
Board

members

did

undertake

virtual

engagement

where

possible

throughout

the

year,

for

example

by

way

of

virtual

“town

hall”

meeting.
We

are

committed

to

building

on

the

progress

made

this

year

and,

to

the

extent

not

fully

addressed,

we

will

carry

these

recommendations
forward

to

2021

and

will

take

action

to

address

them

with

the

Board

as

appropriate.

2020

Board

Effectiveness

Review
The

2020

Board

effectiveness

review

was

conducted

internally,

in

line

with

the

Code,

and

was

led

by

the

Group

Company

Secretary,

overseen
by

the

SID.

The

review

followed

a

structured

interview

process

with

Board

members,

senior

management

and

other

stakeholders,

including

our
auditors.

The

full

and

frank

feedback

of

interviewees

provides

an

important

input

into

the

further

development

of

the

performance

and

effectiveness

of

the
Board,

in

particular

in

identifying

areas

in

which

the

Board

could

be

more

effective.

This

feedback

is

shared

with

the

Chairman

and

the

other
members

of

the

Board

by

reference

to

the

key

themes

and

recommendations

that

have

been

identified.
Feedback

from

this

review

indicated

that

the

composition

of

the

Board

is

considered

to

be

strong,

with

the

latest

additions

to

the

Board,

Brian
Gilvary,

Dawn

Fitzpatrick

and

Mohamed

El-Erian

each

having

settled

in

well,

contributing

meaningfully

to

the

quality

of

discussion.
Board

members

commented

particularly

favourably

on

the

“tone

from

the

top”

set

by

the

Chairman

and

the

other

members

of

the

Board,

the
strength

and

diversity

of

views

of

Board

members

contributing

to

a

complete

absence

of

“group

think”

in

discussions,

the

inclusive

style

of

the
Chairman

and

the

healthy

relationship

developed

with

management.

Challenge

by

the

Board

was

considered

to

be

strong

yet

constructive

and
collegiate.

The

Board

is

considered

to

have

performed

well

through

the

pandemic,

with

the

establishment

of

a

COVID-19

Crisis

Response

Committee

and
its

very

regular

cadence

of

meetings

having

enabled

the

Board

to

exercise

close

and

effective

oversight

of

the

bank’s

role

in

supporting
customers,

clients

and

colleagues

whilst

remaining

secure

and

resilient,

both

operationally

and

financially,

in

a

rapidly

evolving

and

dynamic
environment.
2020

Board

Effectiveness

Review:

Recommendations
◾

The

inevitable

challenges

of

conducting

Board

meetings

virtually

and

being

unable

to

get

together

in

person

made

it

more

challenging

for

the
recently

appointed

non-executive

directors,

in

particular,

and

the

Board

as

a

whole,

to

build

and

deepen

relationships

both

with

each

other

and
with

management

to

the

extent

they

would

have

liked.

This

was

also

perceived

to

have

made

it

more

difficult

for

those

more

recently
appointed

directors

to

quickly

gain

an

in-depth

understanding

of

the

bank

and

the

key

challenges

facing

it

than

would

have

been

the

case

had
travel

and

physical

meetings

been

possible

to

a

greater

extent

than

they

were

in

the

last

year.

Consideration

will

be

given

to

how

best

to
address

this

both

whilst

the

pandemic-related

restrictions

continue

and

once

a

degree

of

normalcy

has

been

restored.
◾

Whilst

good

progress

has

been

made

in

holding

more

in-depth

discussions

at

the

Board

on

strategic

matters,

significant

disruption

to

the
Board’s

agenda

and

increased

pressure

on

the

Board’s

time

due

to

the

pandemic

has

meant

that

not

all

deep

dive

topics

have

benefitted

from
as

much

debate

and

discussion

as

would

have

been

optimal.

This

is

being

addressed

in

2021

by

scheduling

fewer

deep

dives

and

allocating
more

time

to

each

of

them.

◾

Once

pandemic-related

restrictions

have

been

lifted,

consideration

should

be

given

to

providing

more

opportunities

for

Board

members

to

visit
parts

of

the

business

in

person

in

order

both

to

gain

a

broader

understanding

of

the

business

and

to

help

facilitate

direct

engagement

with

the
workforce

in

those

locations.

◾

There

would

be

benefit

in

working

with

management

to

access

opportunities

to

learn

from,

and

to

escalate

more

quickly,

the

insights

gained
from

the

handling

of

past

issues

and

the

reviews

conducted

of

the

root

causes,

and

to

embed

those

learnings

into

the

business.
The

review

concluded

that

the

Board

operated

effectively

throughout

2020,

and

continues

to

do

so.
Review

of

Nominations

Committee

effectiveness
The

2020

Committee

effectiveness

review

was

conducted

in

accordance

with

the

Code.

This

internal

review

involved

completion

of

a

tailored
questionnaire

by

Committee

members

and

senior

management,

in

line

with

the

approach

adopted

for

all

Board

Committees

in

2020.

The

review
is

an

important

part

of

the

way

Barclays

monitors

and

improves

Committee

performance

and

effectiveness,

maximising

strengths

and
highlighting

areas

for

further

development.
The

results

confirm

that

the

Committee

is

operating

effectively.

This

year’s

review

highlights

that

the

Committee

continues

to

be

well

constituted
and

that

the

role

and

responsibilities

of

the

Committee

are

clear

and

well

understood.

The

Committee’s

interaction

with

the

Board,

Board
Committees

and

senior

management

is

considered

effective.

This

year’s

review

noted

that

the

Committee

continued

to

operate

effectively

in

the
context

of

the

COVID-19

pandemic.
The

review

noted

that

the

Committee

may

benefit

from

a

more

formalised

meeting

schedule.

Due

to

the

nature

of

the

Committee’s

roles

and
responsibilities

this

may

not

always

be

possible,

but

further

consideration

will

be

given

to

this

during

the

year.

In

response

to

a

request

to

provide

feedback

on

interaction

with

subsidiary

committees,

the

review

noted

that

the

Committee’s

interaction

with
the

BBUKPLC

Board

Nominations

Committee

had

been

effective.

Following

the

consolidation

of

the

membership

of

the

Committee

with

the
BBPLC

Board

Nominations

Committee,

coverage

of

BBPLC

within

concurrent

meetings

was

considered

effec

tive.
Review

of

the

effectiveness

of

the

other

Committees
In

addition

to

reviewing

its

own

effectiveness,

the

Committee

also

reviewed

the

outcomes

of

the

effectiveness

reviews

conducted

by

the

Audit,
Remuneration

and

Risk

Committees,

which

had

also

been

conducted

by

way

of

tailored

questionnaire.

You

can

read

about

those

reviews

in

the
individual

Committee

reports

elsewhere

in

this

Governance

Report.
Following

consideration

of

the

findings

of

the

2020

Board

and

Board

Committee

effectiveness

reviews,

the

Committee

remains

satisfied

that

the
Board

and

each

of

the

Board

Committees

are

operating

effectively.

Directors’

report:

Board

Nominations

Committee

report
28

Barclays

PLC

2020

Annual

Report

on

Form

20-F
Individual

Director

effectiveness
All

Directors

in

office

at

the

end

of

2020

were

subject

to

an

individual

effectiveness

review

which

was

conducted

in

early

2021.

The

Chairman
considered

each

Director’s

individual

contribution

to

the

Board

as

well

as

any

feedback

received

as

part

of

the

broader

Board

and

Committee
effectiveness

review.

The

reviews

were

conducted

by

the

Chairman

and

the

Chairman’s

review

was

conducted

by

the

SID.

The

Committee

reviewed

the

independence

of

the

Non-Executive

Directors

and,

in

the

cases

of

Tim

Breedon,

Mike

Ashley

and

Crawford

Gillies,
all

of

whom

have

served

on

the

Board

for

more

than

six

years,

their

independence

was

subjected

to

a

more

rigorous

review.

Based

on

these

reviews,

the

Board

accepted

the

view

of

the

Committee

that

each

Director

to

be

proposed

for

re-election

at

the

2021

AGM
continues

to

be

effective

and

contributes

to

Barclays’

long-term

sustainable

success.
In

accordance

with

the

Code,

all

of

the

current

Directors

of

the

Company,

other

than

Sir

Ian

Cheshire

who

is

stepping

down

from

the

Board

at
the

end

of

the

AGM,

will

be

submitting

themselves

for

election

or

re-election

at

the

2021

AGM

to

be

held

on

5

May

2021

and

will

be

unanimously
recommended

by

the

Board

for

election

or

re-election

as

appropriate.

As

part

of

its

decision

in

respect

of

Mr

Staley,

the

Board

has

had

regard
to

the

conclusions

it

reached

last

year,

which

conclusions

remain

unchanged,

in

relation

to

the

investigation

by

the

PRA

and

the

FCA,

details

of
which

were

disclosed

in

our

2019

Annual

Report

and

which

remain

ongoing.

Directors’

report:

Board

Risk

Committee

report
29

Barclays

PLC

2020

Annual

Report

on

Form

20-F
Effective

risk

management

in

challenging

times
Dear

Fellow

Shareholders
2020

was

a

particularly

challenging

year

for

risk

management,

as

the

COVID-19

pandemic

introduced

new

risks

to

the

Group,

as

well

as
increasing

the

severity

and

correlation

of

those

risks

already

being

monitored

and

managed.

During

the

first

half

of

the

year,

the

Committee
focused

on

the

emerging

economic,

market

and

operational

impacts

of

the

measures

put

in

place

by

governments

to

slow

the

spread

of

the
pandemic,

as

well

as

the

effectiveness

of

the

various

extraordinary

fiscal

and

monetary

measures

taken

to

mitigate

the

financial

impact

on
companies

and

individuals.

Whilst

the

situation

stabilised

to

some

extent

in

the

second

half

of

the

year

as

lockdowns

proved

reasonably
effective

in

containing

the

virus

and

there

were

positive

developments

with

respect

to

potential

vaccines,

the

global

economic,

market

and
political

situation

remains

difficult

and

the

Committee

continues

to

work

with

management

to

position

the

Group

conservatively

in

response

to
the

heightened

risk

environment.
Financial

risk
The

Committee

m

onitored

developments

related

to

the

COVID-19

pandemic

closely,

including

transmission

of

the

virus

and

associated
operational

and

economic

impacts.

The

mandatory

lockdown

measures

imposed

by

governments

globally

resulted

in

sudden

and

severe

GDP
contractions

in

most

major

economies.

However,

government

support

measures

and

significant

central

bank

policy

easing

acted

to

soften

the
negative

effects

to

a

degree.

The

Committee

concentrated

initially

on

the

capital

and

liquidity

stress

on

the

Group,

as

precautionary

drawing

by

clients

on

revolving

credit
facilities

reduced

cash

holdings

and

inflated

risk-weighted

assets,

which

were

also

being

pushed

higher

by

general

market

volatility.

As

the
stress

continued,

focus

moved

to

assessing

the

short

and

medium

term

credit

risk

implications

of

rising

unemployment

and

exposure

to
corporates

in

certain

sectors,

including,

travel,

leisure

and

consumer

discretionary.

Credit

risk

positioning

was

already

conservative

before

the
pandemic

took

hold,

so

the

Committee

reviewed

any

additional

actions

taken

by

management,

comparing

them

with

those

envisaged

under
previous

stress

test

scenarios.

The

economic

shock

also

triggered

a

requirement

to

refresh

the

Group’s

ICAAP

and

ILAAP

and

this

exercise
confirmed

that

the

Bank

continued

to

operate

within

its

risk

appetite.
The

Committee

continued

to

review

the

performance

of

the

UK

and

US

consumer

credit

exposure

portfolios

and

the

impact

which

government
support

schemes

and

other

support

measures

from

central

banks

and

regulators

have

had

on

these

exposures.

Whilst

performance

has
remained

robust,

the

Committee

noted

the

risk

of

rising

delinquencies

and

further

credit

impairment

as

support

schemes

expire.

In

response

to

the

economic

and

market

impacts

of

the

COVID-19

pandemic,

central

banks

materially

eased

monetary

policy,

including

cutting
interest

rates

to

record

lows.

This

supported

asset

markets

but

increased

margin

pressure

on

banks

resulting

from

very

low

or

negative

interest
rates,

whilst

also

presenting

operational

challenges.

The

Committee

has

reviewed

the

impact

of

low

or

negative

interest

rates

on

the

Group

on

a
number

of

occasions

in

recent

years

and

impressed

upon

management

the

need

to

be

prepared

both

operationally

and

financially

for

such

an
eventuality.

Policy

tools

available

to

central

banks

to

deal

with

further

economic

weakness

have

been

limited;

and

the

abundance

of

liquidity
has

influenced

risk-pricing

in

financial

markets.

These

factors

have

contributed

to

the

potential

for

extreme

market

moves

to

occur.

These

risks
have

been

actively

managed

by

the

Group’s

Risk

function,

and

the

Committee

has

maintained
regular

oversight

of

the

overall

risk

profile

of

the
Group’s

balance

sheet

and

actions

taken.

The

Committee

also

reviewed

geopolitical

risks,

in

particular

deteriorating

relations

between

the

US

and

China.

These

risks

present

a

threat

to
global

growth

recovery

efforts.

UK

risks

remained

a

focus

for

the

Committee

due

to

the

economic

uncertainty

arising

as

the

UK

formally

left

the

EU

at

the

end

of

January

2020
and

the

transition

period

began.

As

negotiations

regarding

the

future

trading

relationship

with

the

EU

remained

ongoing

throughout

most

of

the
year

leading

up

to

the

eventual

conclusion

of

the

free

trade

agreement

just

before

the

end

of

the

transition

period

on

31

December

2020,

the
Committee

focused

on

the

operational

resilience

of

the

Group

in

the

face

of

the

risk

of

the

macro-economic

impact

of

a

failure

to

negotiate

such
an

agreement.
During

the

year

the

Committee

monitored

developments

in

Oil

&

Gas

markets,

notably

the

severe

stress

in

Q2

2020.

The

Committee

reviewed
in

detail

exposures

in

the

Oil

&

Gas

portfolio

and

potential

losses

from

a

sustained

price

stress.

The

Committee

continues

to

manage

Conduct

risk

following

the

dissolution

of

the

Board

Reputation

Committee

in

2019.

In

addition

to

focusing
on

the

Conduct

risk

profile

of

the

Group’s

core

businesses,

the

Committee

has

identified

a

number

of

key

conduct

themes

requiring

active
management.
Notable

amongst

these

is

the

risk

that,

in

response

to

the

COVID-19

pandemic,

rapid

introduction

of

new

products

(such

as

Bounce

Back

Loans
in

the

UK)

or

changes

to

existing

products

and

practices

(such

as

the

granting

of

payment

holidays)

will

be

reviewed

subsequently

and

found

by
regulators

or

other

stakeholders

to

be

inadequate

in

some

way.

The

Committee

has

encouraged

management

to

maintain

focus

on

the

Group’s
established

Conduct

risk

controls

to

minimise

this

risk,

despite

the

rapidly

changing

environment.
Finally,

the

Committee

reviewed

the

significant

enhancements

the

Group

has

made

in

its

approach

to

the

management

of

Climate

change

risk.
The

climate

change

stress

test,

which

was

first

executed

in

2019,

was

further

developed

in

2020

with

enhancements

to

several

climate

change
stress

approaches.

This

exercise

will

support

the

Group’s

response

to

the

forthcoming

Bank

of

England

(BoE)

industry-wide

stress

test.

Operational

risk
Operational

risk

was

heightened

in

2020

due

to

the

impact

of

the

COVID-19

pandemic

and,

in

particular,

the

Committee

considered

closely
operational

resilience,

as

the

workforce

largely

switched

to

remote

working.

The

operation

of

contact

centres

was

particularly

impacted

by
mandatory

lockdown

measures.

The

Committee

focused,

in

particular,

on

efforts

to

restore

capacity

in

call

centres

in

order

to

support

customers
in

financial

difficulty.

During

the

year,

the

Committee

continued

to

monitor

and

challenge

the

progress

being

made

in

the

identification,

assessment

and

management
of

Operational

risk.

Two

complementary

risk

management

tools

used

by

management

are

the

Risk

and

Control

Self

Assessments

(RCSAs)

and
Structured

Scenario

Assessments

(SSAs).
The

RCSAs

give

‘day-to-day’

coverage

of

the

risk

and

control

environment

of

the

Group.

They

are

built

on

a

foundation

of

the

actual

processes
the

Group

employs

and

the

risks

it

faces

from

its

activities.

This

approach

enables

management

to

improve

identification

and

management

of
Operational

risks

going

forward

and

also

to

review

in

detail

risk

events

that

have

occurred

in

order

to

identify

root

causes.
The

SSAs

are

used

to

evaluate

Operational

risk

arising

from

more

extreme

but

plausible

situations

and

so

complement

the

RCSA

approach;

in
combination

they

enable

the

Committee

to

oversee

the

risk

the

Group

faces

at

both

ends

of

the

risk

likelihood

spectrum.

The

SSAs

are

also

an
important

input

to

the

Group’s

Operational

risk

stress

testing

and

capital

frameworks.

During

the

course

of

the

year

the

Committee’s

SSA

focus
was

on

reviewing

the

specific

risk

scenario

of

data

privacy

and

mis-use

(a

Conduct

risk

theme).

Directors’

report:

Board

Risk

Committee

report
30

Barclays

PLC

2020

Annual

Report

on

Form

20-F
Risk

appetite

and

risk

models
One

of

the

most

important

roles

of

the

Committee

is

to

recommend

to

the

Board

an

appropriate

risk

appetite

for

the

Group.

This

represents

the
amount

of

risk

the

Group

is

able

to

take

to

earn

an

appropriate

return

whilst

meeting

minimum

internal

and

regulatory

capital

requirements

in

a
severe

but

plausible

stress

environment.

The

Committee

analyses

Barclays

performance

in

both

its

internally-generated

stress

tests

and

those
run

externally

by

such

bodies

as

the

BoE,

the

European

Banking

Authority

and

the

FRB

and,

following

such

analysis,

will

recommend
adjustments

to

the

Group’s

overall

risk

profile.
For

the

Group’s

internal

stress

test,

the

Committee

received

a

detailed

briefing

on

the

process

being

applied

and

was

satisfied

that

the
internally-generated

scenario

was

appropriately

calibrated,

and

stressed

particular

vulnerabilities

of

the

Group.

The

Committee

was

further
satisfied

that

the

Group

would

meet

internal

and

regulatory

requirements

for

capital

and

liquidity

in

such

a

scenario.
The

Committee

continued

to

oversee

the

improvement

of

model

risk

management

in

the

Group

and

the

ongoing

validation

of

the

Group’s
models,

with

specific

progress

and

methodology

enhancements

in

the

model

outputs

supporting

the

Group’s

stress

tests,

including

the

Internal
Capital

Adequacy

Assessment

Process

(ICAAP)

and

Internal

Liquidity

Adequacy

Assessment

Process

(ILAAP).

The

Group’s

models

are

the
core

foundation

upon

which

the

majority

of

its

internal

assessment

processes

run.

The

Committee

is

pleased

to

report

that

progress

has
continued

during

2020

to

embed

the

Model

risk

management

framework

as

evidenced

by

an

increasingly

stable

model

inventory

and

further
improvements

in

documentation

and

control.

However,

models

remain

a

key

risk

area

for

the

Group

and

the

Committee

is

closely

monitoring

the
development

of

the

Group’s

approach

whilst

noting

that

the

extreme

market

and

economic

conditions

experienced

during

2020

will

have
affected

the

performance

of

many

of

the

existing

models

in

use.
Risk

function
The

Committee

is

responsible

for

ensuring

the

independence

and

effectiveness

of

the

Risk

function,

whose

primary

role

is

the

oversight

and
challenge

of

risk-taking

as

the

Second

Line

of

Defence.

It

accomplishes

this

by

establishing

the

policies,

limits,

rules

and

constraints

under
which

first

line

activities

shall

be

performed,

consistent

with

the

Group’s

risk

appetite

and

through

monitoring

the

performance

of

the

first

line

of
defence

against

these

policies,

limits

and

constraints.

The

Committee’s

responsibilities

include

designing

a

consistent

classification

of

the

risks
faced

by

the

Group

in

order

to

organise

their

management

and

reporting;

designing

and

operating

the

process

of

setting

risk

appetite

and
material

limits

for

the

Group

as

a

whole

and

its

main

entities;

setting

or

approving

strategies

for

approvals

of

transactions,

and

indeed

approving
significant

individual

agreements;

and

establishing

key

controls

requirements

to

which

customer-facing

areas

of

Barclays

must

adhere

in

the
conduct

of

their

businesses.
The

Committee

reviewed

the

Risk

function’s

own

assessment

of

its

capability

in

late

2020

which

showed

that

the

function

continues

to

meet
expectations

in

providing

effective

and

independent

oversight

with

strong

stewardship

and

technical

competency.

The

Committee

also

oversaw
a

number

of

changes

to

the

senior

management

of

the

Risk

function,

including

and

consequent

upon

the

appointment

of

the

Group’s

new

Chief
Risk

Officer,

Taalib

Shaah.

It

was

encouraging

that

these

changes

were

achieved

through

internal

succession,

supporting

the

stability

of

the
function.
Compliance

function
The

purpose

of

the

Compliance

function

is

to

provide

oversight

of

Conduct

risk

management

practices

as

part

of

Barclays’

second

line

of
defence.

Compliance

participates

in

the

prevention,

detection

and

management

of

breaches

of

applicable

laws,

rules,

regulations

and

relevant
procedures

and

has

a

key

role

in

helping

to

strengthen

the

culture

of

Barclays

and

achieve

the

right

conduct

outcomes.

The

Committee

supports
the

independence

of

the

Compliance

function

from

the

operational

functions

so

that

it

has

sufficient

authority,

stature,

resources

and

access

to
the

management

body.
The

Committee

monitored

the

delivery

of

the

Compliance

function’s

Annual

Plan

for

2020

and

approved

the

Compliance

Annual

Plan

for

2021.
Committee

effectiveness
The

2020

Committee

effectiveness

review

was

conducted

in

accordance

with

the

Code.

This

internal

review

involved

completion

of

a

tailored
questionnaire

by

Committee

members

and

senior

management,

in

line

with

the

approach

adopted

for

all

Board

Committees

in

2020.

The

review
is

an

important

part

of

the

way

Barclays

monitors

and

improves

Committee

performance

and

effectiveness,

maximising

strengths

and
highlighting

areas

for

further

development.
The

results

of

the

review

were

positive

and

indicated

that

the

Committee

is

operating

effectively;

and

that

it

is

well

constituted

and

provides

an
effective

and

broad

level

of

challenge

and

oversight

of

the

areas

within

its

remit.

The

Committee

was

considered

to

be

both

challenging

and
influential,

providing

strong

support

to

the

new

Group

Chief

Risk

Officer.

The

review

noted

that

the

Committee

has

a

broad

remit

having

taken
on

oversight

of

Conduct

and

Compliance

matters

in

2019

following

the

disbanding

of

the

Reputation

Committee

and

that

a

continued

focus

on
these

areas

was

considered

to

be

beneficial.

The

review

concluded

that

the

Committee’s

interaction

with

the

Board,

Board

Committees

and
senior

management

is

considered

effective.
Following

the

consolidation

of

the

membership

of

the

Committee

with

the

BBPLC

risk

committee,

coverage

of

BBPLC

matters

within

concurrent
meetings

was

considered

appropriate.

In

particular,

this

year’s

review

noted

that

the

Committee

continued

to

operate

effectively

in

the

context

of
the

COVID-19

pandemic

and

that

recent

appointments

to

the

Committee

had

strengthened

its

depth

of

experience.
Changes

to

Committee

composition
I

am

pleased

to

have

been

able

to

welcome

to

the

Committee

Dawn

Fitzpatrick

and

Mohamed

A.

El-Erian

during

2020

and

Brian

Gilvary

at

the
beginning

of

2021,

who

together

will

add

considerable

relevant

experience

and

expertise

to

the

Committee.

Looking

ahead
In

2021,

the

Committee

will

continue

to

focus

on

the

impact

of

the

external

environment

on

the

Group’s

risk

profile,

particularly

with

regard

to

the
ongoing

impact

of

the

COVID-19

pandemic,

the

consequences

of

the

UK’s

withdrawal

from

the

EU,

broader

geopolitical

developments

following
the

US

presidential

election

in

November

2020

and

the

impact

of

initiatives

to

limit

the

extent

of

climate

change.
Tim

Breedon
Chair,

Board

Risk

Committee

February

2021

Directors’

report:

Board

Risk

Committee

report
31

Barclays

PLC

2020

Annual

Report

on

Form

20-F
Committee

meetings
During

2020,

the

Committee

met

11

times

and

the

chart

below

shows

how

it

allocated

its

time

during

those

meetings.

Given

the

COVID-19
pandemic,

meetings

were

primarily

held

by

video

and

audio

conference.

Attendance

by

members

at

Committee

meetings

is

shown

on

this

page.
Committee

meetings

were

attended

by

representatives

from

management,

including

the

Group

Chief

Executive

Officer,

Group

Finance

Director,
Group

Chief

Internal

Auditor,

Group

Chief

Risk

Officer,

Group

Treasurer,

Group

Chief

Compliance

Officer

and

Group

General

Counsel,

as

well
as

representatives

from

the

businesses

and

other

representatives

from

the

Risk

function.

The

lead

audit

engagement

partner

of

KPMG,

Michelle
Hinchliffe,

also

attended

Committee

meetings.

The

Committee

held

a

number

of

separate

private

sessions

with

the

Group

Chief

Risk

Officer

and
the

Group

Chief

Compliance

Officer,

which

were

not

attended

by

management.
Committee

roles

and

responsibilities
The

Committee

is

responsible

for

reviewing

on

behalf

of

the

Board

management’s

recommendations

on

the

principal

risks

as

set

out

in

the
Group’s

ERMF

with

the

exception

of

Reputation

risk,

which

is

a

matter

reserved

to

the

Board,

and

in

particular:
◾

reviewing,

on

behalf

of

the

Board,

the

management

of

those

principal

risks

in

the

ERMF

◾

considering

and

recommending

to

the

Board

the

Group’s

risk

appetite

and

tolerances

for

those

principal

risks
◾

reviewing,

on

behalf

of

the

Board,

the

Group’s

risk

profile

for

those

principal

risks
◾

commissioning,

receiving

and

considering

reports

on

key

risk

issues
◾

safeguarding

the

independence,

and

overseeing

the

performance,

of

Barclays’

Risk

and

Compliance

functions.

The

Committee’s

terms

of

reference

are

available

at
home.barclays/corporategovernance.
Primary

activities
The

Committee

has

discharged

its

responsibilities

diligently

in

2020,

reviewing

Group

exposures

in

the

context

of

the

current

and

emerging

risks
facing

Barclays.

It

has

sought

to

promote

a

strong

culture

of

disciplined

risk

management.

Directors’

report:

Board

Risk

Committee

report
32

Barclays

PLC

2020

Annual

Report

on

Form

20-F
Areas

of

focus
Matters

addressed
Role

of

Committee

Conclusion/action

taken
Risk

appetite

and
stress

testing

i.e.

the

level

of

risk
the

Group

chooses
to

take

in

pursuit

of
its

business
objectives,

including
testing

whether

the
Group’s

financial
position

and

risk
profile

provide
sufficient

resilience
to

withstand

the
impact

of

severe
economic

scenarios.
The

risk

context

to

the
MTP,

the

financial
parameters

and
constraints

and
mandate

and

scale
limits

for

specific
business

risk
exposures;

the

Group’s
internal

stress

testing
exercises,

including
scenario

selection

and
financial

constraints,
stress

testing

themes
and

the

results

and
implications

of

stress
tests,

including

those
run

by

the

BoE.
◾

To

advise

the

Board

on

the
appropriate

risk

appetite

and
tolerance

for

the

Principal
risks,

including

the

proposed
overall

Group

risk

appetite
and

limits.
◾

To

discuss

and

agree

stress
loss

and

mandate

and

scale
limits

for

Credit

risk,

Market
risk

and

Treasury

and

Capital
risk.
◾

To

consider

and

approve
internal

stress

test

themes
and

the

financial

constraints
and

scenarios

for

stress
testing

risk

appetite

for

the
MTP.
◾

To

evaluate

the

results

of

the
BoE’s

annual

cyclical

stress
(ACS)

test

and

the

BoE’s
Biennial

Exploratory
Scenario.
◾

To

consider

the

feedback
from

the

FRB

on

the

Barclays
US

LLC’s

Comprehensive
Capital

Analysis

and

Review
(CCAR)

following

the
submission

of

the

CCAR
stress

test

results.
Early

in

the

year

the

Committee

reviewed

and
recommended

the

proposed

risk

appetite

to

the

Board

for
approval,

and

discussed

and

approved

the

mandate

and
scale

limits

for

the

Group

for

2020,

which

included
changes

to

A-level

stress

loss

limits.

Subsequent
changes

were

approved

during

the

course

of

the

year.
The

Committee

reviewed

proposed

enhancements

to

the
Group’s

stress

testing

processes

and

models

such

as
taking

into

account

structural

projections.

The

Group

was

not

required

to

conduct

an

ACS

test
during

the

period

under

review,

although,

later

in

2020

in
the

context

of

the

consideration

of

the

MTP

and

risk
appetite

for

2021,

the

Committee

considered

and
approved

the

stress

scenarios

for

an

Internal

Stress

Test,
a

Reverse

Stress

Test

and

a

climate

change

stress

test.

The

Committee

received

updates

on

the

positive
qualitative

and

quantitative

results

of

the

2020

CCAR
submission

to

the

FRB,

which

for

the

first

time

had

been
run

during

a

period

of

stress,

demonstrating

significant
progress

on

remediation

of

certain

areas

following
regulatory

feedback

from

the

FRB.

Subsequently,

the
FRB

required

US

banks,

including

Barclays

US

LLC,

to
resubmit

capital

plans

using

new

supervisory

and

internal
baseline

stress

scenarios,

which

were

reviewed

by

the
Committee.
In

the

context

of

the

Company’s

strategic

planning
process,

the

Committee

continued

periodically
throughout

the

year

to

review

and/or

approve

the

risk
appetite

statement

consisting

of

both

quantitative
constraints

and

qualitative

risk

appetite

statements

by
various

Principal

risks.
Capital

and
funding
i.e.

having

sufficient
capital

and

financial
resources

to

meet
the

Group’s
regulatory
requirements

and

its
obligations

as

they
fall

due,

to

maintain
its

credit

rating,

to
support

growth

and
strategic

options.
The

trajectory

to
achieving

required
regulatory

and

internal
targets

and

capital

and
leverage

ratios.
◾

To

review,

on

a

regular

basis,
capital

performance

against
plan,

tracking

the

capital
trajectory,

any

challenges
and

opportunities

and
regulatory

policy
developments.
◾

To

assess,

on

a

regular
basis,

liquidity

performance
against

both

internal

and
regulatory

requirements.
◾

To

monitor

capital

and
funding

requirements.
The

Committee

considered

and

approved

the

Group’s
2020

ICAAP

and

the

Group’s

2020

ILAAP.

During

the
course

of

the

year

the

Committee

noted

regulatory
feedback

on

the

ICAAP

and

ILAAP,

reviewed

updates

to
the

ICAAP

and

ILAAP

to

reflect

the

impact

of

the

COVID-
19

pandemic,

overseeing

a

continued

improvement

in
processes

and

a

refresh

of

both

ICAAP

and

ILAAP

in

the
fourth

quarter.
The

Committee

examined

and

supported

the

forecast
capital

and

funding

trajectory

and

the

actions

identified
by

management

to

manage

the

Group’s

capital

position,
taking

into

account

the

impact

of

the

COVID-19
pandemic,

uncertainties

relating

to

the

end

of

the

post-
Brexit

transition

period

and

other

macro-economic
factors.

Following

the

outbreak

of

the

COVID-19

pandemic,

the
Committee

reviewed

and

scrutinised

the

Group

COVID-
19

stress

scenarios,

reflecting

the

adoption

of

more
prudent

assumptions

given

the

Company’s

assessment
of

the

economic

impact

of

the

pandemic.

The

extent

of
the

economic

shock

triggered

a

requirement

to

re-run

key
aspects

of

the

ICAAP

and

ILAAP.

The

Committee

noted
amendments

to

the

individual

allocation

of

risk

appetite
by

business

and

risk

type

in

light

of

the

pandemic

and
acknowledged

that

at

all

times

the

Company

had
remained

within

its

overall

Risk

Appetite.

The

Committee

has

also

received

and

considered

regular
updates

on

the

potential

risk

impacts

of

LIBOR

transition
and

negative

interest

rates.

Directors’

report:

Board

Risk

Committee

report
33

Barclays

PLC

2020

Annual

Report

on

Form

20-F
Political

and
economic

risk
i.e.

the

impact

on

the
Group’s

risk

profile

of
political

and
economic
developments

and
macroeconomic
conditions.
The

potential

impact

on
the

Group’s

risk

profile
of

geopolitical
developments,

as

well
as

continuing

to
monitor

the

political
and

economic

impact
of

post-Brexit

transition
period

scenarios.
◾

To

consider

the

impact

of
COVID-19

on

the

business
directly

and

indirectly.
◾

To

review

and

discuss

plans
for

the

impacts

of

Brexit
under

various

post-transition
period

scenarios.
◾

To

consider

trends

in

the

UK
and

US

economies.
◾

To

assess

the

geopolitical
tensions

in

both

the

Eurozone
and

China

◾

To

review

potential
consequences

of

the

BoE
statement

regarding

negative
interest.
The

Committee

monitored

the

Group’s

performance
throughout

the

year

in

light

of

the

COVID-19

pandemic,
including

considering

the

impact

of

government

support
schemes

and

other

support

measures

from

central

banks
and

regulators.

The

Committee

monitored

potential

post-Brexit

risk
impacts

and,

in

particular,

considered

the

risk

of

there
being

no

free

trade

agreement

between

the

EU

and

the
UK

in

place

at

the

end

of

the

transition

period.

The
Committee

also

considered

the

possibility

of

negative
interest

rates

being

introduced

by

the

BoE

following

a
post-Brexit

shock

or

as

part

of

its

COVID-19

support
measures

to

the

UK

economy,

reviewing

in

particular

any
potential

impact

to

the

Group’s

capital

and

liquidity
positions.
The

Committee

monitored

the

Group’s

performance

in
light

of

a

backdrop

of

uncertain

global

political

and
economic

conditions,

with

particular

focus

on

tensions

in
the

Eurozone

and

also

in

China,

following

the
introduction

of

new

security

laws

in

Hong

Kong.
Credit

risk
i.e.

the

potential

for
financial

loss

if
customers

fail

to

fulfil
their

contractual
obligations.
Conditions

in

the

UK
housing

market;

levels
of

UK

consumer
indebtedness;
unemployment

levels

in
the

US

and

UK;

and
the

performance

of

the
UK

and

US

cards
businesses,

including
levels

of

impairment.
◾

To

assess

conditions

in

the
UK

property

market

and
monitor

signs

of

stress.
◾

To

monitor

management’s
tracking

and

responding

to
persistent

rising

levels

of
consumer

indebtedness,
particularly

unsecured

credit
in

both

the

UK

and

US.
◾

To

monitor

unemployment
trends

and

COVID-19
pandemic

financial

support
incentives,

particularly

in

both
the

UK

and

US.
◾

To

review

leveraged

finance
portfolios

in

order

to

assess
maintenance

within

risk
appetite

and

manageable
limits.

◾

To

review

business
development

activities

in

the
CIB.
The

Committee

reviewed

the

risk

aspects

associated
with

the

Group’s

support

of

customers

through

the
COVID-19

pandemic

in

line

with

the

UK

government’s
expectations,

including

(among

other

things)

payment
holidays

and

forbearance

for

customers

in

financial
difficulty.

The

Committee

considered

the

appropriate

capital

and
impairment

treatment

for

customers

exiting

payment
holidays

and

the

risk

of

more

severe

economic

stress.

The

Committee

considered

the

risks

arising

from

the
participation

of

BBUKPLC

in

the

CBILS

and

BBLS
government

loan

schemes,

in

particular

the

potential
default

rate

arising

from

conduct,

legal,

operational,
fraud,

AML/KYC

and

look-back

risks

associated

with
exposures

under

such

schemes.

The

Committee

noted
that

the

deteriorating

economic

outlook

was

expected

to
lead

to

delinquencies

and

impairment.

The

Committee
assessed

the

risks

associated

with

mortgage
collateralisation

of

loans

relating

to

the

UK

housing
market,

given

the

increase

in

Barclays’

market

share,
noting

that

exposure

to

high

LTV

loans

was

low.

The

Committee

received

updates

on

the

risks

from

the
CIB.

The

Committee

noted

that

the

equities

business

and
the

structured

hedging

programmes

had

held

up

well
during

the

pandemic,

as

had

leveraged

finance.

Operational

risk
i.e.

costs

arising

from
human

factors,
inadequate
processes

and
systems

or

external
events.
The

Group’s
operational

risk

capital
requirements

and

any
material

changes

to

the
Group’s

operational
risk

profile

and
performance

of

specific
operational

risks
against

agreed

risk
appetite.
◾

To

track

operational

risk

key
indicators.

◾

To

consider

specific

areas

of
operational

risks,

including
fraud,

conduct

risk,

cyber
risk,

execution

risk,
technology

and

data,
including

the

controls

that
had

been

put

in

place

for
managing

and

avoiding

such
risks.
◾

To

review

Barclays’

approach
to

scenario

analyses

as

a

risk
management

tool

and

assess
a

range

of

SSAs

which

had
been

created

to

support
assessments

and
management

of

tail

risk

within
the

business,

stress

testing
and

risk

tolerance.
The

Committee

focussed

attention

on

the

financial

and
capital

implications

of

operational

risk

throughout

the
year,

particularly

in

light

of

the

impact

of

the

COVID-19
pandemic

as

the

workforce

largely

switched

to

remote
working.
The

Committee

approved

and

recommended

the

2020
Operational

Risk

Appetite

Statement

to

the

Board,

which
included

increased

financial

loss

limits

for

fraud

and
transaction

operations.

Due

to

the

COVID-19

pandemic,
the

Operational

risk

profile

of

the

Group

increased

to

a
material

extent.

The

Committee

focussed

on

ensuring
that

the

technology

systems

remained

stable

and

that
heightened

fraud

monitoring

and

cyber-security

was

in
place.

The

Committee

was

briefed

by

management

as

part

of

a
specific

Operational

risk

deep

dive

on

various

key

risks,
including

those

relating

to

settlements,

erroneous
payments,

suppliers,

cyber-security

and

wellbeing

(the
Committee

being

concerned

for

colleague

wellbeing
within

the

Group

in

light

of

the

pandemic

and

the

risks
arising

from

any

adverse

impact

on

levels

of

colleague
engagement).

The

Committee

reviewed

updates

to

practices

in

relation
to

the

new

and

amended

products

approval

process,
which

were

of

particular

interest

to

regulators

in

light

of
the

pandemic.

Directors’

report:

Board

Risk

Committee

report
34

Barclays

PLC

2020

Annual

Report

on

Form

20-F
Model

risk
i.e.

the

risk

of

the
potential

adverse
consequences

from
financial
assessments

or
decisions

based

on
incorrect

or

misused
model

outputs

and
reports.
Model

risk

governance.
◾

To

evaluate

the
appropriateness

of

the

Model
risk

management

framework
and

monitor

progress

on

the
implementation

of

an
enhanced

modelling
framework,

including
receiving

updates

on

findings
in

relation

to

specific
modelling

processes.
The

Committee

scrutinised

management’s

proposals

in
relation

to

managing

Model

risk,

which

increased

during
the

year

as

a

result

of

the

consequences

of

the

COVID-
19

pandemic,

given

that

models

needed

to

be

adjusted,
re-built

and/or

re-calibrated

given

the

unprecedented
nature

and

impact

of

the

COVID-19

pandemic.

The
Committee

noted

the

importance

of

Post-Model
Adjustment

and

scrutiny

by

the

Independent

Valuat

ion
Unit,

particularly

in

the

context

of

provisioning

against
impairment.
Risk

framework
and

governance
The

frameworks,
policies

and

tools

in
place

to

support
effective

risk
management

and
oversight.
◾

To

track

the

progress

of
significant

risk

management
projects,

achieving
compliance

with

the

Basel
Committee

for

Banking
Supervision

(BCBS239)

risk
data

aggregation

principles
and

the

RCSA

process
across

the

Group.
◾

To

assess

risk

management
matters

raised

by

Barclays’
regulators

and

the

actions
being

taken

by

management
to

respond.
◾

To

review

the

design

of

the
ERMF.
The

Committee

monitored

the

delivery

of

projects
susceptible

to

the

impact

of

significant

risks,

notably

the
COVID-19

pandemic,

macro-economic

developments,
post-Brexit

trade

deal

uncertainties,

climate

change,
stress

testing

and

cyber-attacks.

The

Committee
discussed

and

approved

an

annual

refresh

of

the
Principal

Risks

Framework,

which

was

supported

by

the
ERMF

and

included

climate

change

references

within
each

Principal

risk,

it

being

decided

that

Climate

risk
would

become

one

of

the

Principal

risks

within

the

ERMF
from

2022.
The

Committee

reviewed

reports

from

management
prepared

in

light

of

the

current

macro-economic
environment,

which

showed

that

management

had
created

various

“watchlist”

categories

based

on

particular
sectors

and

the

severity

of

their

credit

deterioration,
which

were

aligned

to

the

IFRS

9

staging

approach.
The

Committee

reviewed

the

performance

of

the

Group’s
activities

as

against

its

RCSAs,

noting

that

the

overall
residual

risk

continued

to

decrease,

driven

by

the
continued

focus

on

controls

remediation,

the

RCSA
process

being

key

to

supporting

a

robust

and

effective
risk

and

control

culture

within

Barclays.
The

Committee

continued

to

monitor

management’s
progress

in

achieving

compliance

with

all

aspects

of
BCBS239,

receiving

updates

on

the

level

of
implementation

during

the

year

and

progress

made
towards

achieving

full

compliance

by

early

2021.
The

risk-related

guidance

or

review

reports

received

from
regulators

and

related

management

responses

were
reported

to,

and

reviewed

by,

the

Committee

in

a

timely
manner

during

the

year.

The

Committee

also

received

updates

during

the

year
from

BIA

in

relation

to

its

assessments

following

audits

in
relation

to

the

Risk,

as

well

as

the

Compliance,

functions.
Remuneration
The

scope

of

any

risk
adjustments

to

be
taken

into

account

by
the

Board
Remuneration
Committee

when
making

remuneration
decisions

for

2020.
◾

To

debate

the

Risk

function’s
view

of

performance,

making
a

recommendation

to

the
Board

Remuneration
Committee

on

the

financial
and

operational

risk

factors

to
be

taken

into

account

in
remuneration

decisions

for
2020.
The

Committee

discussed

the

report

of

the

Group

Chief
Risk

Officer

and

considered

the

2020

ex-ante

risk

adjustment

methodology,

which

had
been

updated

to

address

feedback

from

the

Board’s
Remuneration

Committee

and,

in

particular,

in

relation

to
‘Conduct’

measures.

The

Committee

noted

the

impact

of
the

COVID-19

pandemic

on

Conduct

risk

which

would

in
turn

impact

remuneration

decisions.

Conduct

Risk
i.e.

the

risk

of
detriment

to
customers

from

the
inappropriate

supply
of

financial

services.
Conduct

robust

reviews
of

any

current

and
emerging

risks

arising
from

the

inappropriate
provision

of

financial
services,

including
instances

of

wilful
negligent

misconduct.
◾

To

receive

updates

from
management

on

Conduct

risk
and

consider

performance
against

key

Conduct

risk
indicators

and

the

status

of
initiatives

in

place

to

address
those

risks

to

further
strengthen

the

culture

of

the
business.
◾

To

review

the

effectiveness

of
the

Conduct

risk

framework
and

approve

any
amendments

to

it.
◾

To

review

the

Compliance
function’s

Annual

Compliance
Plan.
The

Committee

reviewed

Compliance’s

contribution

in
supporting

Barclays’

response

to

the

COVID-19
pandemic

through

the

monitoring

of

areas

of

heightened
Conduct

risk

and

overseeing

the

implementation

of
additional

controls,

particularly

in

the

context

of

ongoing
remediation

activities

and

monitoring

working

from

home
arrangements,

new

products

and

reprioritisation

of

risks.

During

the

year

the

Committee

assessed

the

Conduct
themes

in

the

context

of

Conduct

risk.

Towards

year

end
the

Committee

approved

the

revised

Conduct

risk
management

framework.

During

the

year

the

Committee

reviewed

the

Compliance
function’s

performance

of

activities

against

its
Compliance

Plan

for

2020;

and

towards

year

end
approved

the

Annual

Compliance

Plan

for

2021.

Directors’

report:

How

we

comply
35

Barclays

PLC

2020

Annual

Report

on

Form

20-F
How

we

comply
The

UK

Corporate

Governance

Code
As

Barclays

PLC

is

listed

on

the

London

Stock

Exchange,

we

apply

the

principles

and

provisions

of

the

Code,

as

set

out

below.

Barclays

PLC
is

reporting

against

the

requirements

of

the

latest

version

of

the

Code

in

this

Annual

Report,

which

was

published

in

2018.
A

copy

of

the

Code

can

be

found

at

frc.org.uk.

For

the

year

ended

31

December

2020,

and

as

at

the

date

of

this

report,

we

are

pleased

to
confirm

that

Barclays

PLC

has

complied

in

full

with

the

Code’s

principles

and

provisions.
Disclosure

Guidance

and

Transparency

Rules
By

virtue

of

the

information

included

in

this

Governance

section

of

the

Annual

eport,

we

comply

with

the

corporate

governance

statement
requirements

of

the

FCA’s

Disclosure

Guidance

and

Transparency

Rules.

Certain

additional

information

that

is

required

to

be

disclosed
pursuant

to

DTR7.2.6

can

be

found

on

pages

41

to

46.
New

York

Stock

Exchange

(NYSE)
Barclays

is

permitted

by

NYSE

rules

to

follow

UK

corporate

governance

practices

instead

of

those

applied

in

the

US

and

any

significant
variations

are

explained

on

page

315.

Board

leadership

and

company

purpose
Role

of

the

Board
As

highlighted

earlier

in

this

report,

our

governance

is

structured

to

deliver

an

effective

and

entrepreneurial

Board

which:
◾

is

effective

in

providing

challenge,

advice

and

support

to

management
◾

provides

checks

and

balances

and

encourages

constructive

challenge
◾

drives

informed,

collaborative

and

accountable

decision-making
◾

creates

long-term

sustainable

value

for

our

shareholders,

having

regard

to

our

other

stakeholders.
Culture
The
Barclays

Way

sets

the

framework

for

achieving

a

dynamic

and

positive

culture.

The

Board

supports
The

Barclays

Way

and

the

Barclays
Purpose

and

Values.

It

promotes

personal

accountability

and

leadership

and

monitors

our

culture

to

satisfy

itself

as

to

the

alignment

of

Barclays’
culture

to

its

purpose,

values

and

strategy.

See

pages

11
and

13

for

more

details.
Our

whistleblowing

policy

enables

employees

to

raise

any

matters

of

concern

anonymously

and

is

embedded

into

our

business.

For

more

detail
please

refer

to

page

19
of

the

Board

Audit

Committee

report.
Relations

with

shareholders

and

stakeholders
The

Board

recognises

the

importance

of

listening

to,

and

understanding

the

views

of

stakeholders

in

order

to

inform

the

Board’s

decision-
making.

You

can

read

more

about

how

we

engage

with

our

stakeholders,

including

what

they

told

us

in

2020

and

how

we

responded,

including
in

relation

to

the

Group’s

climate

change

strategy

and

responding

to

challenges

arising

from

the

COVID-19

pandemic,

in

our

Strategic

Report
available

at
home.barclays/annualreport
.

Our

comprehensive

Investor

Relations

engagement

helps

the

Board

to

understand

investor

views

about

Barclays,

which

are

communicated
regularly

to

the

Board;

and

our

Group

Chairman

engages

with

shareholders

on

governance

and

related

matters.

Our

Investor

Relations
programme

was

adjusted

to

a

virtual

format

for

2020

which

ensured

we

enjoyed

a

high

level

of

activity

with

existing

and

target

investors

despite
restrictions

on

face

to

face

meetings.
Our

shareholder

communication

guidelines

are

available

on

our

website

at
home.barclays/investorrelations
.

Institutional

investors
In

2020,

the

Directors,

in

conjunction

with

the

senior

executive

team

and

Investor

Relations

colleagues,

participated

in

a

number

of

virtual
investor

meetings,

seminars

and

conferences

across

many

locations,

given

‘in

person’

meetings

were

limited

due

to

the

COVID-19

pandemic.
We

held

conference

calls/webcasts

for

our

quarterly

results

briefings

and

an

in-person

presentation

of

our

2019

full

year

results

for

both

our
equity

and

fixed

income

investors.
During

2020,

discussions

with

investors

included,

but

were

not

limited

to:
◾

Credit

conditions

and

our

ability

to

manage

risk

appropriately

through

the

COVID-19

pandemic

◾

The

impact

of

low

interest

rates

and

reduced

levels

of

consumer

spending

on

our

income

generation
◾

Regulatory

restriction

on

dividends

across

all

UK

banks,

to

allow

continued

support

for

the

economy
◾

Barclays’

commitment

to

tackling

climate

change.

Private

shareholders
During

2020,

we

continued

to

communicate

with

our

private

shareholders

through

shareholder

mailings

and

through

the

information

available

on
our

website

and

through

our

AGM.

Although

shareholders

were

unable

to

attend

in

person

due

the

COVID-19

pandemic,

shareholders

were
able

to

submit

questions

ahead

of

the

AGM

and

all

questions

were

responded

to

individually

and

answers

to

frequently

asked

questions

were
published

on

our

website.

Shareholders

can

also

choose

to

sign

up

to

Shareview

so

that

they

receive

information

about

Barclays

PLC

and

their
shareholding

directly

by

email.

We

continue

to

endeavour

to

trace

shareholders

who

did

not

take

up

their

share

entitlement

following

the

Rights
Issue

in

September

2013,

and

offered

a

Share

Dealing

Service

aimed

at

shareholders

with

relatively

small

shareholdings

for

whom

it

might
otherwise

be

uneconomical

to

deal

in

Barclays

shares.

For

more

detail,

please

see

pages

303

to

304.
The

2020

AGM
The

Board

was

disappointed

that

the

2020

AGM

was

impacted

by

the

COVID-19

pandemic

and

shareholders

were

unable

to

attend

in

person.
The

Board

and

the

senior

executive

team

consider

our

AGM

to

be

a

key

opportunity

for

shareholder

engagement,

particularly

with

our

private
shareholders

and

for

shareholders

to

ask

questions

of

the

Board.

A

number

of

Directors,

including

the

Group

Chairman,

are

normally

available
for

informal

discussion

before

or

after

an

AGM.

Given

that

shareholders

were

unable

to

attend

in

person,

they

were

strongly

encouraged

to
submit

questions

to

the

Board

in

advance

of

the

meeting.

All

questions

received

were

answered

individually

and

answers

to

frequently

asked
questions

were

published

on

our

website.

Directors’

report:

How

we

comply
36

Barclays

PLC

2020

Annual

Report

on

Form

20-F
Voting

in

respect

of

all

of

the

resolutions

proposed

by

the

Board

at

the

2020

AGM

was

conducted

by

way

of

a

poll,

thereby

giving

weight

to

the
number

of

shares

held

by

shareholders

rather

than

simply

attributing

a

notional

one

vote

to

each

shareholder

voting.

With

the

exception

of

the
shareholder

requisitioned

Resolution

30,

all

resolutions

were

passed

with

votes

‘For’

ranging

from

90.60%

to

99.93%

of

the

total

votes

cast.

A

climate

change

resolution

(Resolution

30)

was

requisitioned

by

a

group

of

shareholders

co-ordinated

by

ShareAction.

The

resolution

was

not
supported

by

the

Board,

which

proposed

its

own

climate

change

resolution

(Resolution

29)

and

recommended

that

shareholders

vote

in

favour
of

Resolution

29

and

not

Resolution

30.

After

dialogue,

ShareAction

and

many

of

the

co-filers

of

Resolution

30

recommended

that

shareholders
vote

in

favour

of

both

Resolution

29

and

Resolution

30.

Resolution

29

(the

resolution

recommended

by

the

Board)

was

duly

passed

with
overwhelming

shareholder

support

(with

99.93%

of

votes

cast,

representing

68.8%

of

the

register,

being

in

favour

of

that

resolution).

Resolution
30,

which

was

not

supported

by

the

Board,

was

not

passed,

and

the

level

of

shareholder

support

for

it

fell

well

short

of

the

75%

majority

required
for

it

to

pass.

23.95%

of

the

votes

cast

were

cast

"for"

Resolution

30,

representing

14.35%

of

the

register.
Based

on

its

extensive

engagement

with

shareholders

prior

to

the

AGM,

which

involved

discussions

with

shareholders

holding

a

very

significant
percentage

of

Barclays’

share

capital,

Barclays

understands

from

those

shareholders

spoken

to

who

voted

in

favour

of

Resolution

30

why

they
did

so.

Those

shareholders

represent

a

very

large

proportion

of

the

votes

cast

"For"

Resolution

30

and

they

explained

to

Barclays,

either

in
writing

or

orally,

in

the

course

of

that

engagement

their

reasons

for

supporting

Resolution

30.

Barclays

has

thus

gained

a

clear

understanding

of
the

reasons

behind

the

voting

outcome

in

respect

of

Resolution

30.
Following

the

2020

AGM,

to

begin

the

process

of

embedding

into

the

business

the

changes

required

by

Resolution

29,

the

Board

approved

the
creation

of

a

new

ExCo

role

focussed

on

driving

the

execution

and

evolution

of

Barclays’

climate

strategy.
On

30

November

2020,

Barclays

published

an

update

on

its

climate

strategy,

detailing

the

methodology

it

will

follow,

the

metrics

for

measuring
its

progress

and

the

targets

against

which

it

will

report,

all

of

which

were

developed

with

the

help

of

a

range

of

stakeholders.

For

more
information

on

Barclays’

climate

strategy,

please

see

our

Strategic

Report

available

at
home.barclays/annualreport

and

the

Barclays

ESG
Report.
Looking

ahead

to

the

2021

AGM,

the

Board

currently

intends

to

hold

the

AGM

on

5

May

2021

at

11:00am,

subject

to

the

ongoing

COVID-19
pandemic

and

any

UK

Government

guidance

on

social

distancing,

non-essential

travel

and/or

public

gatherings.

Guidance

on

whether

physical
attendance

by

shareholders

will

be

possible

will

be

determined

nearer

the

time

of

the

AGM.

We

will

keep

the

considerable

benefits

of
shareholder

engagement

in

the

AGM

at

the

forefront

of

our

planning

for

the

2021

AGM.

Further

details

will

be

provided

in

the

Notice

of

AGM.
In

the

future,

and

when

circumstances

permit,

the

Board

expects

to

alternate

AGM

venues

between

London

and

a

venue

other

than

London
where

the

Company

has

a

significant

business

or

customer

presence.
Stakeholder

engagement
The

Board

continues

to

seek

to

understand

all

stakeholders’

views,

and

the

impact

of

our

behaviour

and

business

on

customers

and

clients,
colleagues,

suppliers,

communities

and

society

more

broadly.

Accordingly,

the

Board

monitors

key

indicators

across

areas

such

as

culture,
citizenship,

conduct,

and

customer

and

client

satisfaction

on

an

ongoing

basis.

In

2020,

we

engaged

extensively

with

shareholders

and

other

stakeholders

(including

proxy

advisory

agencies

and

investor

associations)

on

key
topics

including

our

commitment

to

tackle

climate

change

and

our

response

to

the

COVID-19

pandemic.
We

will

publish

the

Barclays

ESG

Report

at

the

same

time

as

this

Report,

which

will

be

made

available

on

our

website

at
home.barclays/annualreport.
Throughout

2020,

we

have

engaged

with

our

stakeholders

through

a

variety

of

means

including

surveys,

participation

in

forums

and

global

and
regional

industry

initiatives.

As

a

result

of

COVID-19,

many

of

our

events

this

year

have

been

web

based,

although

where

possible

we

have
supported

key

workers

with

site

visits.

This

will

continue

in

2021,

subject

again

to

the

constraints

arising

from

the

pandemic.
For

further

detail

about

how

we

engaged

with

our

customers

and

clients,

colleagues,

society

and

investors

in

2020,

including

what

they

told

us
and

how

we

responded,

please

see

our

Strategic

Report

available

at
home.barclays/annualreport
.

Colleague

engagement
The

Group

has

a

long-standing

commitment

to

the

importance

and

value

of

colleague

engagement.

Our

colleagues

make

a

critical

difference

to
our

success,

and

our

investment

in

them

protects

and

strengthens

our

culture.

In

addition

to

our

annual

employee

survey,

in

2020

we

ran
regular

‘Here

to

Listen’

surveys

to

understand

how

colleagues

were

feeling

during

the

COVID-19

pandemic

with

a

specific

focus

on

wellbeing,
working

remotely

and

work/life

balance.

You

can

read

more

about

our

commitment

to

our

colleagues

and

our

workforce

engagement,

including
survey

results

and

our

support

of

colleagues

during

the

COVID-19

pandemic,

in

our

People

and

culture

section

on

pages

81

to

85

and

in

our
Strategic

Report

available

at
home.barclays/annualreport .
Conflicts

of

interest
In

accordance

with

the

Companies

Act

2006

and

Barclays

PLC

Articles

of

Association

(the

Articles),

the

Board

has

the

authority

to

authorise
conflicts

of

interest

and

this

ensures

that

the

influence

of

third

parties

does

not

compromise

the

independent

judgement

of

the

Board.

Directors
are

required

to

declare

any

potential

or

actual

conflicts

of

interest

that

could

interfere

with

their

ability

to

act

in

the

best

interests

of

the

Group.
The

Group

Company

Secretary

maintains

a

conflicts

register,

which

is

a

record

of

actual

and

potential

conflicts,

together

with

any

Board
authorisation

of

the

conflicts.

The

authorisations

are

for

an

indefinite

period

but

are

reviewed

annually

by

the

Nominations

Committee,

which
also

considers

the

effectiveness

of

the

process

for

authorising

Directors’

conflicts

of

interest.

The

Board

retains

the

power

to

vary

or

terminate
these

authorisations

at

any

time.
Division

of

responsibilities
Roles

on

the

Board
Executive

and

Non-Executive

Directors

share

the

same

duties.

However,

in

line

with

the

principles

of

the

Code,

a

clear

division

of
responsibilities

has

been

established.
The

Group

Chairman

is

responsible

for:
◾

leading

the

Board

and

its

overall

effectiveness
◾

demonstrating

objective

judgement
◾

promoting

a

culture

of

openness

and

constructive

challenge

and

debate

between

all

Directors
◾

facilitating

constructive

board

relations

and

the

effective

contribution

of

all

Non-Executive

Directors
◾
ensuring

Directors

receive

accurate,

clear

and

timely

information.

Directors’

report:

How

we

comply

37

Barclays

PLC

2020

Annual

Report

on

Form

20-F
Responsibility

for

the

day-to-day

management

of

the

Group

is

delegated

to

the

Group

Chief

Executive

Officer

who

is

supported

in

this

role

by
the

ExCo.

Further

information

on

the

membership

of

the

ExCo

can

be

found

on

page

7.
As

a

Board

we

have

set

out

our

expectations

of

each

Director

in

Barclays’

Charter

of

Expectations
.

This

includes

role

profiles

and

the
behaviours

and

competencies

required

for

each

role

on

the

Board,

namely

the

Group

Chairman,

Group

Deputy

Chairman

(to

the

extent

one

is
required),

the

SID,

Non-Executive

Directors,

Executive

Directors

and

Committee

Chairs.

Consistent

with

our
Charter

of

Expectations,
the

Non-Executive

Directors

provide

effective

oversight

and

scrutiny,

strategic

guidance

and
constructive

challenge,

whilst

holding

the

Executive

Directors

to

account

against

their

agreed

performance

objectives.

The

Non-Executive
Directors,

led

by

the

Nominations

Committee,

have

primary

responsibility

for

the

appointment

and

removal

of

the

Executive

Directors.
The

SID

provides

a

sounding

board

for

the

Group

Chairman,

acts

as

an

intermediary

for

the

other

Directors

when

necessary

and

is

available

to
shareholders

if

they

have

concerns

that

have

not

been

addressed

through

the

normal

channels.
The
Charter

of

Expectations

is

reviewed

annually

to

ensure

it

remains

relevant

and

accurately

reflects

the

requirements

of

the

Code,

the
Regulations

and

industry

best

practice.

A

copy

of

the
Charter

of

Expectations

can

be

found

at
home.barclays/who-we-are/our-
governance/board-responsibilities .
Information

provided

to

the

Board
It

is

the

responsibility

of

the

Group

Chairman,

to

ensure

that

Board

agendas

are

focused

on

key

strategy,

risk,

performance

and

other

value
creation

issues,

and

that

members

of

the

Board

receive

timely

and

high-quality

information

to

enable

them

to

make

sound

decisions

and
promote

the

success

of

the

Company.

Working

in

collaboration

with

the

Group

Chairman,

the

Group

Company

Secretary

is

responsible

for
ensuring

good

governance

and

information

flow,

to

ensure

an

effective

Board.
Throughout

the

year,

both

the

Executive

Directors

and

senior

executives

kept

the

Board

informed

of

key

business

developments

through

regular
updates.

These

are

in

addition

to

the

presentations

that

the

Board

and

Board

Committees

receive

as

part

of

their

formal

meetings.

Directors

are
able

to

seek

independent

and

professional

advice

at

Barclays’

expense,

if

required,

to

enable

them

to

fulfil

their

obligations

as

members

of

the
Board.
Attendance
Directors

are

expected

to

attend

every

Board

meeting.

In

2020,

attendance

was

very

strong

both

at

scheduled

and

additional

meetings
(including

those

called

at

short

notice),

as

reflected

in

the

table

below.

The

Group

Chairman

met

privately

with

the

Non-Executive

Directors

on

at
least

three

occasions.

If,

owing

to

exceptional

circumstances,

a

Director

was

not

able

to

attend

a

Board

meeting,

he

or

she

ensured

that

his

or
her

views

were

made

known

to

the

Group

Chairman

in

advance

of

the

meeting.

In

addition,

the

SID

met

the

other

Non-Executive

Directors
individually,

without

the

Group

Chairman,

to

appraise

the

Group

Chairman’s

performance,

the

details

of

which

are

included

on

page

28
.
Due

to
the

circumstances

of

the

pandemic,

the

Board

met

an

additional

six

times

during

the

course

of

the

year.

The

high

level

of

attendance

at

these
additional

meetings,

many

of

which

were

scheduled

at

short

notice,

is

a

testament

to

the

commitment

of

each

of

our

current

Directors.
Board

attendance
in

2020
Independent/Executive

Scheduled
meetings
eligible

to
attend

Scheduled
meetings
attended

%
attendance
Additional
meetings

eligible
to

attend

Additional
meetings
attended

Chairman
Nigel

Higgins

On

appointment
1 7 7 100% 6 6
Executive
Directors

Jes

Staley

Executive

Director

7 7 100% 4 4
Tushar

Morzaria

Executive

Director

7 7 100% 4 4
Non-Executive
Directors

Mike

Ashley
Independent

7 7 100% 6 6
Tim

Breedon
Independent 7 7 100% 6 5
Sir

Ian

Cheshire
Independent 7 7 100% 6 6
Mohamed

El-Erian
Independent 7 7 100% 6 6
Dawn

Fitzpatrick
Independent 7 7 100% 6 6
Mary

Francis
Independent 7 7 100% 6 6
Crawford

Gillies
Senior

Independent
Director 2

7 7 100% 6 6
Brian

Gilvary
Independent
3
7 7 100% 6 6
Diane

Schueneman
Independent 7 7 100% 6 6
Former

Directors

Mary

Anne

Citrino
Independent 7 5 71% 6 5
Board

Committee

cross-membership
The

table

below

shows

the

number

of

cross-memberships

of

the

Non-Executive

Directors

across

the

Board

Committees

as

at

31

December
2020.

Board

Audit

Committee
Board

Nominations

Committee
Board

Remuneration
Committee
Board

Risk

Committee
3 3 1
Board

Remuneration
Committee

1 2
Board

Nominations

Committee
4
Composition

of

the

Board
In

line

with

the

requirements

of

the

Code,

a

majority

of

the

Board

is

comprised

of

independent

Non-Executive

Directors.

Our

Nominations
Committee

considers

the

independence

of

our

Non-Executive

Directors

annually,

having

regard

to

the

independence

criteria

set

out

in

the

Code.
As

part

of

this

process,

our

Nominations

Committee

keeps

under

review

the

length

of

tenure

of

all

Directors,

which

can

affect

independence,
and

makes

any

recommendations

to

the

Board

accordingly.

1

As

required

by

the

Code,

the

Chairman

was

independent

on

appointment.

2

Brian

Gilvary

did

not

succeed

Crawford

Gillies

as

Senior

Independent

Director

until

1

January

2021.
3

As

above.

Directors’

report:

How

we

comply
38

Barclays

PLC

2020

Annual

Report

on

Form

20-F
The

independence

of

Tim

Breedon,

Mike

Ashley

and

Crawford

Gillies,

all

of

whom

have

served

on

the

Board

for

more

than

six

years,

was
subjected

to

a

more

rigorous

review.

The

Nominations

Committee

remains

satisfied

that

the

lengths

of

their

tenure

have

no

impact

on

their
respective

levels

of

independence

or

the

effectiveness

of

their

contributions.

The

Board

considers

all

of

the

Non-Executive

Directors

to

be
independent.
During

2020,

both

Matthew

Lester

and

Mary

Anne

Citrino

stepped

down

from

the

Board.

Neither

raised

raise

any

concerns

about

the

operation
of

the

Board

or

management.

You

can

read

more

about

the

changes

to

Board

composition

in

2020

and

steps

taken

to

further

strengthen

the

Board

in

the

report

of

our
Nominations

Committee

on

pages

23

to

28.
Time

commitment
All

potential

new

Directors

are

asked

to

disclose

their

other

significant

commitments.

The

Nominations

Committee

then

takes

this

into

account
when

considering

a

proposed

appointment

to

ensure

that

Directors

can

discharge

their

responsibilities

to

Barclays

effectively.

This

means

not
only

attending

and

preparing

for

formal

Board

and

Board

Committee

meetings,

but

also

making

time

to

understand

the

business

and

to
undertake

training.

As

stated

in

our

Charter

of

Expectations
,

the

time

commitment

is

agreed

with

each

Non-Executive

Director

on

an

individual
basis.

In

addition,

all

Directors

must

seek

approval

before

accepting

any

significant

new

commitment.

Set

out

below

is

the

average

time
commitment

expected

for

the

role

of

Non-Executive

Directors

and

the

other

Non-Executive

positions

on

the

Board.
Time

Commitment

Role

Expected

time

commitment

Chairman
Equivalent

to

up

to

80%

of

full-time

position.

Senior

Independent

Director

As

required

to

fulfil

the

role.

Non-Executive

Director

35-40

days

per

year

(membership

of

one

Board

Committee

included,
increasing

to

50

days

a

year

if

member

of

two

Board

Committees).

Committee

Chairs

At

least

80

days

per

year

(including

Non-Executive

Director

time
commitment)

for

Audit

and

Risk

Committee

Chairs

and

at

least

60
days

for

the

Remuneration

Committee

Chair.

Where

circumstances

require

it,

all

Directors

are

expected

to

commit

additional

time

as

necessary

to

their

work

on

the

Board.

The

Group
Company

Secretary

maintains

a

record

of

each

Director’s

commitments.

For

the

year

ended

31

December

2020

and

as

at

the

date

of
publication,

the

Board

is

satisfied

that

none

of

the

Directors

is

over-committed

and

that

each

of

the

Directors

allocates

sufficient

time

to

his

or
her

role

in

order

to

discharge

their

responsibilities

effectively.
Composition,

succession

and

evaluation
We

have

a

Nominations

Committee,

the

purpose

and

activities

of

which

are

contained

in

the

Nominations

Committee

Report

on

pages

23

to

28.
Board

appointments
All

appointments

to

the

Board

and

senior

management

are

viewed

through

a

diversity

lens

and

are

based

on

merit

and

objective

criteria,

which
focus

on

the

skills

and

experience

required

for

the

Board’s

effectiveness

and

the

delivery

of

the

Group

strategy.

Board

appointments

are

made
following

a

rigorous

and

transparent

process

facilitated

by

the

Nominations

Committee,

with

the

aid

of

an

external

search

consultancy

firm.

You
can

read

more

about

the

work

of

the

Nominations

Committee

on

pages

23

to

28.
Diversity

across

the

Group

remains

a

key

area

of

focus.

For

more

detail

on

our

actions

to

increase

diversity

please

see

pages

83

to

85.
The

Nominations

Committee

regularly

reviews

the

composition

of

the

Board,

Board

Committees

and

the

ExCo.

It

frequently

considers

the

skills
required

for

the

Board,

its

Board

Committees

and

the

ExCo,

identifying

the

core

competencies,

diversity

and

experience

required.

This,

along
with

the

annual

evaluation,

helps

to

refresh

the

thinking

on

Board,

Board

Committee

and

ExCo

composition

and

to

determine

a

timeline

for
proposed

new

appointments.

For

the

Board,

it

is

standard

practice

to

appoint

any

new

Non-Executive

Director,

or

Chair

for

an

initial

three-year
term,

subject

to

annual

re-election

at

the

AGM,

which

may

be

extended

for

up

to

a

further

three-year

term.

As

such,

Non-Executive

Directors
typically

serve

up

to

a

total

of

six

years.
All

Directors

are

subject

to

election

or

re-election

each

year

by

shareholders

at

the

AGM.
Each

year

we

carry

out

an

effectiveness

review

in

order

to

evaluate

our

performance,

as

a

Board

as

well

as

the

performance

of

each

of

the
Board

Committees

and

individual

Directors.

More

information

on

the

2020

Board

evaluation

and

effectiveness

review

can

be

found

on

pages

26
to

28.
Our

Board

member’s

biographies

showing

their

relevant

skills

and

experience,

Board

Committee

m

emberships

and

other

principal

appointments
can

be

found

on

pages

3

to

6.

Details

of

changes

to

the

Board

in

2020

and

up

to

the

date

of

this

Report

are

disclosed

on

pages

7

to

8.
The

service

contracts

for

the

Executive

Directors

and

the

letters

of

appointment

for

the

Group

Chairman

and

Non-Executive

Directors

are
available

for

inspection

at

our

registered

office

and

at

the

AGM.
Induction
On

appointment

to

the

Board,

all

Directors

receive

a

comprehensive

induction

that

is

tailored

to

the

new

Director’s

individual

requirements.

The
induction

schedule

is

designed

to

provide

the

new

Director

with

an

understanding

of

how

the

Group

works

and

the

key

issues

that

it

faces.

The
Group

Company

Secretary

consults

the

Chairman

when

designing

an

induction

schedule

giving

consideration

to

the

particular

needs

of

a

new
Director.

When

a

Director

is

joining

a

Board

Committee,

the

schedule

includes

an

induction

to

the

operation

of

that

committee.
Following

their

appointment,

Mohamed

A.

El-Erian

and

Brian

Gilvary

have

received

such

inductions.

They

have

each

met

with

the

Group
Company

Secretary,

the

current

Non-Executive

Directors,

members

of

the

ExCo

and

certain

other

senior

executives,

as

part

of

that

process.
Training

and

development
In

order

to

continue

to

contribute

effectiv

ely

to

Board

and

Board

Committee

meetings,

Directors

are

regularly

provided

with

the

opportunity

to
take

part

in

ongoing

training

and

development

and

can

also

request

specific

training

as

required.

Opportunities

for

Director

training

were

more

limited

in

2020

as

a

result

of

social

distancing

guidance

and

as

the

Board

and

senior

management
focussed

on

the

Group’s

response

to

the

COVID-19

pandemic.

However,

training

and

development

was

also

supported

through

the

Board

deep
dives,

Risk

deep

dives

and

Function

reviews

described

on

page

12.

In

addition,

the

Board

received

its

annual

briefing

on

regulatory
responsibilities,

including

the

Senior

Managers

Regime.

Directors’

report:

How

we

comply
39

Barclays

PLC

2020

Annual

Report

on

Form

20-F
Audit,

Risk

and

Internal

Control
Accountability
Internal

governance

processes

have

been

developed

to

ensure

the

effective

operation

of

the

individual

boards

and

board

committees

of

each

of
BPLC,

BBUKPLC

and

BBPLC

respectively,

in

recognition

of

the

fact

that

this

is

key

to

the

development

and

execution

of

the

Group’s

strategy.
Generally,

there

is

one

set

of

rules

for

the

Group,

Group-wide

frameworks,

policies

and

standards

are

adopted

throughout

the

Group

unless
local

laws

or

regulations

(for

example,

the

ring-fencing

obligations

applicable

to

BBUKPLC)

require

otherwise,

or

the

ExCo

decides

otherwise

in
a

particular

instance.
The

Board

has

a

Board

Audit

Committee

and

a

Board

Risk

Committee.

The

purposes

and

activities

of

the

Board

Audit

and

Board

Risk
Committees

are

contained

within

their

respective

reports

on

pages

14

and

29

respectively.
Internal

and

external

audit

functions
The

Board,

together

with

the

Board

Audit

Committee,

is

responsible

for

ensuring

the

independence

and

effectiveness

of

the

internal

and
external

audit

functions.

For

this

reason,

the

Board

Audit

Committee

members

met

regularly

with

the

Group

Chief

Internal

Auditor

and

the
KPMG

lead

audit

engagement

partner,

without

management

present.

The

appointment

and

removal

of

the

Group

Chief

Internal

Auditor

is

a
matter

reserved

to

the

Board

Audit

Committee

and

the

appointment,

and

removal,

of

the

external

auditor,

is

a

matter

reserved

to

the

Board.
Neither

task

is

delegated

to

management.

This

is

explained

in

detail

on

pages

14

to

22

of

the

Board

Audit

Committee

report.
Company’s

position

and

prospects
The

Board,

together

with

the

Board

Audit

Committee,

is

responsible

for

ensuring

the

integrity

of

this

Annual

Report

and

that

the

financial
statements

as

a

whole

present

a

fair,

balanced

and

understandable

assessment

of

our

performance,

position

and

prospects.

This

is

explained

in
detail

on

pages

14

to

20

of

the

Board

Audit

Committee

report.
Risk

management

and

internal

control
The

Directors

are

responsible

for

ensuring

that

management

maintains

an

effective

system

of

risk

management

and

internal

control

and

for
assessing

its

effectiveness.

Such

a

system

is

designed

to

identify,

evaluate

and

manage,

rather

than

eliminate,

the

risk

of

failure

to

achieve
business

objectives

and

can

only

provide

reasonable,

and

not

absolute,

assurance

against

material

misstatement

or

loss.
The

Group

is

committed

to

operating

within

a

strong

system

of

internal

control.

Barclays

has

an

overarching

framework

that

sets

out

the
approach

of

the

Group

to

internal

governance,
The

Barclays

Guide
.

This

establishes

the

mechanisms,

principles

and

processes

through

which
management

implements

the

strategy

set

by

the

Board.
Processes

are

in

place

for

identifying,

evaluating

and

managing

the

Principal

Risks

facing

the

Group

in

accordance

with

the

‘Guidance

on

Risk
Management,

Internal

Control

and

Related

Financial

and

Business

Reporting’,

published

by

the

FRC.

A

key

component

of
The

Barclays

Guide
is

the

ERMF.

The

purpose

of

the

ERMF

is

to

identify

and

set

minimum

requirements

in

respect

of

the

main

risks

to

the

strategic

objectives

of

the
Group.

There

are

eight

Principal

Risks

under

the

ERMF:

Credit

risk,

Market

risk,

Treasury

and

Capital

risk,

Operational

risk,

Model

risk,
Reputation

risk,

Conduct

risk

and

Legal

risk.

The

system

of

risk

management

and

internal

control

is

set

out

in

the

risk

frameworks

relating

to
each

of

our

eight

Principal

Risks

and

the

Barclays

Control

Framework,

which

details

requirements

for

the

delivery

of

control

responsibilities.
Group-wide

frameworks,

policies

and

standards

enable

Barclays

to

meet

regulators’

expectations

relating

to

internal

control

and

assurance.
Effectiveness

of

internal

controls
Key

controls

are

assessed

on

a

regular

basis

for

both

design

and

operating

effectiveness.

Issues

arising

out

of

these

assessments,

where
appropriate,

are

reported

to

the

Board

Audit

Committee.

The

Board

Audit

Committee

oversees

the

control

environment

(and

remediation

of
related

issues)

and

you

can

read

more

about

the

work

of

the

Board

Audit

Committee

on

pages

14

to

22.
The

Board

Audit

Committee

also

reviews

annually

the

risk

management

and

internal

control

system,

which

includes

the

ERMF.

It

has

concluded
that,

throughout

the

year

ended

31

December

2020

and

to

date,

the

Group

has

operated

a

sound

system

of

internal

control

that

provides
reasonable

assurance

of

financial

and

operational

controls

and

compliance

with

laws

and

regulations.

For

more

details

on

that

evaluation

and

its
conclusions

please

see

pages

14

to

22.
The

review

of

the

effectiveness

of

the

system

of

risk

management

and

internal

control

is

achieved

through

reviewing

the

effectiveness

of

the
frameworks,

principles

and

processes

contained

within
The

Barclays

Guide
,

the

ERMF

and

the

Barclays

Control

Framework.
Regular

reports

are

made

by

management

to

the

Board

Risk

Committee

and

the

Board

covering

significant

risks,

measurement

methodologies
and

appropriate

risk

appetite

for

the

Group.
Further

details

of

risk

management

procedures

and

material

existing

and

emerging

risks

are

given

in

the

Risk

review

and

Risk

management
sections

on

pages

86

to

177.
Controls

over

financial

reporting
A

framework

of

disclosure

controls

and

procedures

is

in

place

to

support

the

approval

of

the

financial

statements

of

the

Group.
Specific

governance

committees

are

responsible

for

examining

the

financial

reports

and

disclosures

to

ensure

that

they

have

been

subject

to
adequate

verification

and

comply

with

applicable

standards

and

legislation.
Where

appropriate,

these

committees

report

their

conclusions

to

the

Board

Audit

Committee,

which

debates

such

conclusions

and

provides
further

challenge.

Finally,

the

Board

scrutinises

and

approves

results

announcements

and

the

Annual

Report

and

ensures

that

appropriate
disclosures

have

been

made.

This

governance

process

ensures

that

both

management

and

the

Board

are

given

sufficient

opportunity

to

debate
and

challenge

the

financial

statements

of

the

Group

and

other

significant

disclosures

before

they

are

made

public.
Management’s

report

on

internal

control

over

financial

reporting
Management

is

responsible

for

establishing

and

maintaining

adequate

internal

control

over

financial

reporting

under

the

supervision

of

the
principal

executive

and

financial

officers,

to

provide

reasonable

assurance

regarding

the

reliability

of

financial

reporting

and

the

preparation

of
financial

statements,

in

accordance

with

international

accounting

standards

in

conformity

with

the

requirements

of

the

Companies

Act

2006

and
prepared

in

accordance

with

international

financial

reporting

standards

as

issued

by

the

IASB

and

adopted

pursuant

to

Regulation

(EC)

No
1606/2002

as

it

applies

in

the

European

Union

(‘IFRSs

as

adopted

by

the

EU’).

Internal

control

over

financial

reporting

includes

policies

and
procedures

that

pertain

to

the

maintenance

of

records

that,

in

reasonable

detail:
◾

accurately

and

fairly

reflect

transactions

and

dispositions

of

assets
◾

provide

reasonable

assurances

that

transactions

are

recorded

as

necessary

to

permit

preparation

of

financial

statements

in

accordance

with
IFRS

and

that

receipts

and

expenditures

are

being

made

only

in

accordance

with

authorisations

of

management

and

the

respective

Directors
◾

provide

reasonable

assurance

regarding

prevention

or

timely

detection

of

unauthorised

acquisition,

use

or

disposition

of

assets

that

could
have

a

material

effect

on

the

financial

statements.

Directors’

report:

How

we

comply
40

Barclays

PLC

2020

Annual

Report

on

Form

20-F
Internal

control

systems,

no

matter

how

well

designed,

have

inherent

limitations

and

may

not

prevent

or

detect

misstatements.

Also,

projections
of

any

evaluation

of

effectiveness

to

future

periods

are

subject

to

the

risk

that

internal

controls

may

become

inadequate

because

of

changes

in
conditions

or

that

the

degree

of

compliance

with

the

policies

or

procedures

may

deteriorate.
Management

has

assessed

the

internal

control

over

financial

reporting

as

of

31

December

2020.

In

making

its

assessment,

management
utilised

the

criteria

set

out

in

the

2013

COSO

framework

and

concluded

that,

based

on

its

assessment,

the

internal

control

over

financial
reporting

was

effective

as

of

31

December

2020.
Our

independent

registered

public

accounting

firm

has

issued

a

report

on

the

Group’s

internal

control

over

financial

reporting,

which

is

set

out

on
pages

207

to

210.
The

system

of

internal

financial

and

operational

controls

is

also

subject

to

regulatory

oversight

in

the

UK

and

overseas.

Further

information

on
supervision

by

the

financial

services

regulators

is

provided

under

Supervision

and

Regulation

in

the

Risk

review

section

on

pages

178

to

183.
Changes

in

internal

control

over

financial

reporting
There

have

been

no

changes

that

occurred

during

the

period

covered

by

this

Report,

which

have

materially

affected

or

are

reasonably

likely

to
materially

affect

the

Group’s

internal

control

over

financial

reporting.
Remuneration
The

Company

has

a

Board

Remuneration

Committee,

the

purpose

and

activities

of

which

are

described

in

the

Board

Remuneration

Committee
reports

on

pages

47

to

80.
The

Board

has

delegated

responsibility

for

the

consideration

and

approval

of

the

remuneration

arrangements

of

the

Group

Chairman,

the
Executive

Directors,

other

senior

executives

and

certain

Group

employees

to

the

Board

Remuneration

Committee.

The

Board

Remuneration
Committee,

when

considering

the

remuneration

policies

and

practices,

seeks

to

ensure

that

they

support

our

strategy

and

promote

the

long-
term

success

of

the

business

and

that

they

are

aligned

to

the

successful

delivery

of

the

Group’s

strategy.

All

executive

and

senior

management

remuneration

policies

are

developed

in

accordance

with

the

Group’s

formal

and

transparent

procedures
(ensuring

that

no

Director

is

involved

in

deciding

his/her

own

remuneration

outcome)

and

having

regard

to

workforce

remuneration

and

related
policies

and

the

alignment

of

incentives

and

rewards

with

culture.

All

Board

Remuneration

Committee

members

demonstrate

independent

judgement

and

discretion

when

determining

and

approving
remuneration

outcomes.

The

Board

as

a

whole,

with

the

Non-Executive

Directors

abstaining,

considers

annually

the

fees

paid

to

Non-Executive
Directors.

Information

on

the

purpose

of

the

Board

Remuneration

Committee

and

its

activities

in

2020

can

be

found

in

the

Remuneration

report

on

pages
47

to

80.

Directors’

report:

Other

statutory

information
41

Barclays

PLC

2020

Annual

Report

on

Form

20-F
Other

statutory

information

The

Directors

present

their

report

together

with

the

audited

accounts

for

the

year

ended

31

December

2020.
Other

information

that

is

relevant

to

the

Directors’

report,

and

which

is

incorporated

by

reference

into

this

report,

can

be

located

as

follows:
Remuneration

policy,

including

details

of

the

remuneration

of

each

Director

and

Directors’

interests

in

shares

57
Governance

Statement

2
Risk

review

86
Disclosures

required

pursuant

to

Large

and

Medium-sized

Companies

and

Groups

(Accounts

and

Reports)

Regulations

2008

as

updated

by
Companies

(Miscellaneous

Reporting)

Regulations

2018

can

be

found

on

the

following

pages:
Engagement

with

employees

(Sch.

7,

Para

11

and

11A

Regs

2008/2018)

81-85
Policy

concerning

the

employment

of

disabled

persons

(Sch.

7,

para

10

Regs

2008)

81
Engagement

with

Suppliers,

customers

and

others

in

a

business

relationship

(Sch.

7,

Para

11B

Regs

2008/2018)

42
Financial

instruments

(Sch.

7,

para

6

Regs

2008)

238-261
Hedge

accounting

policy

(Sch.

7,

para

6

Regs

2008)

239

Disclosures

required

pursuant

to

Listing

Rule

9.8.4R

can

be

found

on

the

following

pages:
Long-term

incentive

schemes

73
Waiver

of

Director

emoluments

297
Allotment

for

cash

of

equity

securities

288
Waiver

of

dividends

41
Profit

and

dividends

Statutory

profit

after

tax

for

2020

was

£2,461m

(2019:

£3,354m).

The

2020

full

year

dividend

of

1.0p

per

share

will

be

paid

on

1

April

2021

to
shareholders

whose

names

are

on

the

Register

of

Members

at

the

close

of

business

on

26

February

2021.

With

no

half

year

dividend

paid

in
2020,

the

total

distribution

for

2020

is

1.0p

(2019:

3,0p)

per

ordinary

share.

As

a

result

of

the

cancellation

of

the

2019

full

year

dividend

in

April
2020,

no

dividends

were

paid

in

2020

(2019:

£1,201m).
Barclays

has

decided

to

cease

to

offer

the

scrip

dividend

programme

and

will

no

longer

offer

a

scrip

alternative

for

dividends.

For

those
shareholders

who

wish

to

elect

to

use

their

cash

dividends

to

purchase

additional

ordinary

shares

in

the

market,

rather

than

receive

a

cash
payment,

Barclays

has

arranged

for

its

registrar,

Equiniti,

to

provide

and

administer

a

dividend

re-investment

plan

(DRIP).

Further

details
regarding

the

DRIP

can

be

found

at

www.barclays.com
The

nominee

company

of

certain

Barclays’

employee

benefit

trusts

holding

shares

in

Barclays

in

connection

with

the

operation

of

our

share
plans

has

lodged

evergreen

dividend

waivers

on

shares

held

by

it

that

have

not

been

allocated

to

employees.

As

no

dividends

were

paid

in
2020,

the

total

amount

of

dividends

waived

during

the

year

ended

31

December

2020

was

£nil

(2019:

£1.58m).
The

Board

notes

that

in

determining

any

proposed

distributions

to

shareholders,

the

Board

will

consider

the

expectation

of

servicing

more

senior
securities.
Board

of

Directors
The

names

of

the

current

Directors

of

Barclays

PLC,

along

with

their

biographical

details,

are

set

out

on

pages

3

and

6

and

are

incorporated

into
this

Directors’

report

by

reference.

Changes

to

Directors

during

the

year

are

set

out

below.
Name Role
Effective

date

of

appointment

/

resignation
Mohamed

A.

El-Erian
Non-Executive

Director
Appointed

1

January

2020
Brian

Gilvary
Non-Executive

Director
Appointed

1

February

2020
Matthew

Lester
Non-Executive

Director
Resigned

1

January

2020
Mary

Anne

Citrino
Non-Executive

Director
Resigned

30

September

2020
Appointment

and

retirement

of

Directors

The

appointment

and

retirement

of

Directors

is

governed

by

our

Articles,

the

Code,

the

Companies

Act

2006

and

related

legislation.
The

Articles

may

be

amended

only

by

a

special

resolution

of

the

shareholders.

The

Board

has

the

power

to

appoint

additional

Directors

or

to

fill
a

casual

vacancy

amongst

the

Directors

and

any

Director

so

appointed

holds

office

only

until

the

next

AGM

and

m

ay

offer

himself/herself

for

re-
election.

The

Code

recommends

that

all

directors

of

FTSE

350

companies

should

be

subject

to

annual

re-election.

Other

that

Sir

Ian

Cheshire
who

is

stepping

down

from

the

Board

at

the

2021

AGM,

all

Directors

(including

Julia

Wilson

who

joins

the

Board

on

1

April

2021)

will

stand

for
election

or

re-election

at

the

2021

AGM.
Directors’

indemnities

Qualifying

third

party

indemnity

provisions

(as

defined

by

section

234

of

the

Companies

Act

2006)

were

in

force

during

the

course

of

the
financial

year

ended

31

December

2020

for

the

benefit

of

the

then

Directors

and,

at

the

date

of

this

report,

are

in

force

for

the

benefit

of

the
Directors

in

relation

to

certain

losses

and

liabilities

which

they

may

incur

(or

have

incurred)

in

connection

with

their

duties,

powers

or

office.

In
addition,

the

Group

maintains

Directors’

&

Officers’

Liability

Insurance

which

gives

appropriate

cover

for

legal

action

brought

against

its
Directors.

Directors’

report:

Other

statutory

information
42

Barclays

PLC

2020

Annual

Report

on

Form

20-F
Qualifying

pension

scheme

indemnity

provisions

(as

defined

by

section

235

of

the

Companies

Act

2006)

were

in

force

during

the

course

of

the
financial

year

ended

31

December

2020

for

the

benefit

of

the

then

directors;

and

at

the

date

of

this

report

are

in

force

for

the

benefit

of

directors
of

Barclays

Pension

Funds

Trustees

Limited

as

trustee

of

the

Barclays

Bank

UK

Retirement

Fund,

Barclays

Capital

International

Pension
Scheme

(No.1)

and

Barclays

PLC

Funded

Unapproved

Retirement

Benefits

Scheme.

The

directors

of

the

trustee

are

indemnified

against
liability

incurred

in

connection

with

the

trustee’s

activities

in

relation

to

the

Barclays

Bank

UK

Retirement

Fund,

Barclays

Capital

International
Pension

Scheme

(No.1)

and

Barclays

PLC

Funded

Unapproved

Retirement

Benefits

Scheme.
Political

donations

The

Group

did

not

give

any

money

for

political

purposes

in

the

UK,

the

EU

or

outside

the

EU,

nor

did

it

make

any

political

donations

to

political
parties

or

other

political

organisations

or

to

any

independent

election

candidates,

nor

did

it

incur

any

political

expenditure

during

the

year.
In

accordance

with

the

US

Federal

Election

Campaign

Act,

Barclays

provides

administrative

support

to

a

federal

Political

Action

Committee
(PAC)

in

the

US,

funded

by

the

voluntary

political

contributions

of

eligible

employees.

The

PAC

is

not

controlled

by

Barclays

and

all

decisions
regarding

the

amounts

and

recipients

of

contributions

are

directed

by

a

steering

committee

comprising

employees

eligible

to

contribute

to

the
PAC.

Contributions

to

political

organisations

reported

by

the

PAC

during

the

calendar

year

2020

totalled

$113,500

(2019:

$46,000).
Country-by-Country

reporting
The

Capital

Requirements

(Country-by-Country

reporting)

Regulations

2013

require

the

Company

to

publish

additional

information

in

respect

of
the

year

ended

31

December

2020.

This

information

is

available

on

the

Barclays

website:
home.barclays/annualreport .
Supporting

our

suppliers
Our

engagement

with

suppliers

is

important.

The

Directors

have

regard,

via

management

oversight,

to

the

need

to

foster

business

relationships
with

suppliers

and,

as

such,

engage

with

them

to

ensure

adherence

to

the

Barclays’

Supplier

Code

of

Conduct

and

Supply

Control

obligations
which

cover

our

expectations

of

suppliers.
Adherence

is

confirmed

through

pre-contract

attestation.

Further,

Barclays

PLC

is

a

signatory

to

the

Prompt

Payment

Code

in

the

UK,
committing

to

pay

our

suppliers

within

clearly

defined

terms.

In

2019,

we

achieved

88%

(2018:

85%)

on-time

payment

by

value

to

our

suppliers,
meeting

our

public

commitment

to

the

suppliers

of

85%.
Environment

Barclays

focuses

on

addressing

environmental

issues

where

we

believe

we

have

the

greatest

potential

to

make

a

difference.

As

part

of

our
ambition

to

be

a

net

zero

bank

by

2050,

we

continue

to

work

towards

aligning

our

financing

with

the

Paris

Agreement

(see

Strategic

Report)

and
continue

to

reduce

our

operational

carbon

footprint.

2020

performance

update

In

line

with

Barclays’

ambition

to

be

a

net

zero

bank,

Barclays

remains

committed

to

managing

our

own

operational

footprint

and

transitioning

to
a

low-carbon

economy.

In

2020,

we

achieved

a

71%

scope

1

and

2

emission

reduction

against

our

2018

baseline,

and

we

continue

to

offset

our
residual

emissions

from

our

operations

and

business

travel.

This

reduction

was

principally

achieved

through

the

expansion

of

our

renewable
electricity

purchasing

programme

across

Continental

Europe,

United

Kingdom

Hong

Kong,

Japan,

Singapore

and

the

United

States.

Our

current
renewable

electricity

consumption

currently

stands

at

74%

against

our

interim

target

of

procuring

90%

of

our

electricity

from

renewable

sources
by

2021.

We

have

disclosed

global

greenhouse

gas

(GHG)

emissions

and

energy

use

data

as

required

by

the

Large

and

Medium-sized

Companies

and
Groups

(Accounts

and

Reports)

Regulations

2008.

Additional

disclosures

on

(i)

financing

solutions

for

the

lower

carbon

economy,

(ii)
environmental

risk

management

and

(iii)

management

of

our

carbon

and

environmental

footprint

are

set

out

in

our

Strategic

Report,
Environmental,

Social

and

Governance

(ESG)

Report

and

TCFD

Report,

available

on

our

website

at
home.barclays/annualreport .

Directors’

report:

Other

statutory

information
43

Barclays

PLC

2020

Annual

Report

on

Form

20-F
Current

Reporting

Year
a
2020
Previous

Reporting

Year
2019

UK

&

Offshore
Area
Global

GHG
Emissions

UK

&

Offshore

Area
Global

GHG
Emissions
Group

GHG

Emissions
b

Total

CO
2
e

(tonnes)
104,476 197,504 146,050 273,954
Scope

1

CO2e

emissions

(tonnes)
c 12,605 18,839 17,284 23,835
Scope

2

CO2e

emissions

(tonnes)
d 83,303 159,532 98,929 181,983
Scope

3

CO2e

emissions

(tonnes)
e 8,569 19,133 29,837 68,137
Energy

consumption

used

to

calculate

above

Scope
1

and

2

emissions

(kWh)
395,742,619 621,694,988
436,114,042 679,310,592
Intensity

Ratio
Total

Full

Time

Employees

(FTE)
47,700 83,000 47,800 80,800
Total

CO2e

per

FTE

(tonnes)
f 2.19 2.38 3.06 3.39
Market

based

emissions
Scope

2

CO2e

market

based

emissions

(tonnes)
d

7,172 64,233
7,226 89,528
Total

gross

Scope

1

&

2

(market

based)

emissions
(tonnes)

19,777 83,071
24,509 113,363
Notes
a

The

carbon

reporting

year

for

our

GHG

emissions

is

1

October

to

30

September.

The

carbon

reporting

year

is

not

fully

aligned

to

the

financial

reporting

year

covered

by

this
Directors’

Report.

Details

of

our

approach

to

assurance

over

the

data

is

set

out

in

the

2020

Barclays

ESG

Report.
b

The

methodology

used

to

calculate

our

GHG

emissions

is

the

‘Greenhouse

Gas

Protocol

(GHG):

A

Corporate

Accounting

and

Reporting

Standard

(Revised

Edition)’,

defined
by

the

World

Resources

Institute/World

Business

Council

for

Sustainable

Development

(ERI/WBCSD).

We

have

adopted

the

operational

control

approach

on

reporting
boundaries

to

define

our

reporting

boundary.

Where

properties

are

covered

by

Barclays’

consolidated

financial

statements

but

are

leased

to

tenants

and

Barcla

ys

is

not
responsible

for

utility

costs,

these

emissions

are

not

included

in

the

Group

GHG

emission

calculations.

Where

Barclays

is

responsible

for

the

utility

costs,

these

emissions

are
included.

We

continuously

review

and

update

our

performance

data

base

d

on

updated

carbon

emission

factors,

improvements

in

data

quality

and

updates

to

estimates
previously

applied.

For

2020

we

have

applied

the

latest

emission

factors

available

at

the

time

of

reporting.

Where

our

performance

has

changed

by

more

than

1%

we

have
restated

these

figures.

This

year

2019

scope

2

emissions

have

been

updated

to

reflect

additional

consumption

data

which

was

not

available

at

the

time

of

reporting

and
updates

to

residual

mix

factors

specifically

in

the

US

which

is

the

material

contributor

to

the

scope

2

market

based

emissions

restatement.

The

previously

reported

figure

was
110,017tCO2e

(scope

2

market

based)

&

185,743tCO2e

(location

based).
c

Scope

covers

GHG

emissions

from

activities

for

which

the

Group

is

responsible,

including

emis

sions

from

the

direct

combustion

of

fuels

and

the

operation

of

facilities.

In

the
case

of

company

owned

vehicles,

emissions

are

limited

to

UK

vehicles

only

as

this

is

the

only

country

in

which

the

Group

owns

vehicles.

d

Scope

2

covers

GHG

emissions

from

electricity,

heat,

cooling

and

steam

purchased

for

own

use.

Market

based

emissions

have

been

reported

for

2019

and

2020.

We

have
used

a

zero

emission

factor

where

we

have

renewable

contracts

already

in

place

in

the

UK,

US,

Hong

Kong,

Japan,

Singapore

and

Continental

Europe.

e

Scope

covers

indirect

emissions

from

business

travel.

Business

travel

for

these

purposes

comprises

of:

global

flights

and

ground

transport

within

the

UK,

US

and

India,
however

in

the

case

of

the

US

and

India

ground

transport

covers

onwards

car

hire

only

which

has

been

provided

directly

by

the

supplier).

Ground

transportation

data
(excluding

scope

1

emissions

from

company

owned

vehicles)

covers

only

countries

where

robust

data

is

available

directly

from

the

supplier.
f

Intensity

ratio

calculations

have

been

calculated

using

location

based

emission

factors

only.
g

Energy

consumption

data

i

s

captured

through

utility

billing;

meter

reads

or

estimates.

Principal

measures

we

have

undertaken

in

2020

to

improve

energy

efficiency

include

the
following:

◾

We

have

reduced

our

Group

energy

consumption

by

8%

versus

2019

as

a

result

of

reduced

operating

hours

of

our

property

portfolio

as

our

global

workforce

transitioned

to
remote

working

as

a

result

of

COVID-19

pandemic

.
◾

We

continue

to

work

on

improving

the

operational

efficiency

of

our

property

portfolio

and

in

2020

conducted

energy

efficiency

projects

globally

which

have

achieved

a

total
energy

reduction

of

8GWhs

since

implementation.

The

achieved

reductions

can

be

broken

down

by

principal

categories

such

as

building

optimisation

projects

saving

3,600
MW

h:

a

3,100

MWh

saving

from

adjusting

our

HVAC

systems

to

align

with

reduced

operational

hours

of

our

buildings

globally;

power

optimisation

improvements

in

our
APAC

portfolio

saving

1,170

MWh;

and

end

of

life

asset

replacements

together

with

the

installati

on

of

LED

lighting

in

our

buildings

which

have

achieved

a

combined
450MWh

saving.
Research

and

development

In

the

ordinary

course

of

business,

the

Group

develops

new

products

and

services

in

each

of

its

business

divisions.
Share

capital

Share

capital

structure
The

Company

has

ordinary

shares

in

issue.

The

Company’s

Articles

also

allow

for

the

issuance

of

sterling,

US

dollar,

euro

and

yen

preference
shares

(“preference

shares”).

No

preference

shares

have

been

issued

as

at

16

February

2021

(the

latest

practicable

date

for

inclusion

in

this
report).

Ordinary

shares

therefore

represent

100%

of

the

total

issued

share

capital

as

at

31

December

2020

and

as

at

16

February

2021

(the
latest

practicable

date

for

inclusion

in

this

report)
.
Details

of

the

movement

in

ordinary

share

capital

during

the

year

can

be

found

in

Note

28

on

page

277.
Voting
Every

member

who

is

present

in

person

or

represented

at

any

general

meeting

of

the

Company,

and

who

is

entitled

to

vote,

has

one

vote

on

a
show

of

hands.

Every

proxy

present

has

one

vote.

The

proxy

will

have

one

vote

for,

and

one

vote

against,

a

resolution

if

he/she

has

been
instructed

to

vote

for,

or

against,

the

resolution

by

different

members

or

in

one

direction

by

a

member

while

another

member

has

permitted

the
proxy

discretion

as

to

how

to

vote.

On

a

poll,

every

member

who

is

present

or

represented

and

who

is

entitled

to

vote

has

one

vote

for

every

share

held.

In

the

case

of

joint
holders,

only

the

vote

of

the

senior

holder

(as

determined

by

order

in

the

share

register)

or

his/her

proxy

may

be

counted.

If

any

sum

payable
remains

unpaid

in

relation

to

a

member’s

shareholding,

that

member

is

not

entitled

to

vote

that

share

or

exercise

any

other

right

in

relation

to

a
meeting

of

the

Company

unless

the

Board

otherwise

determines.
If

any

member,

or

any

other

person

appearing

to

be

interested

in

any

of

the

Company’s

ordinary

shares,

is

served

with

a

notice

under

section
793

of

the

Companies

Act

2006

and

does

not

supply

the

Company

with

the

information

required

in

the

notice,

then

the

Board,

in

its

absolute
discretion,

may

direct

that

that

member

shall

not

be

entitled

to

attend

or

vote

at

any

meeting

of

the

Company.

The

Board

may

further

direct

that,
if

the

shares

of

the

defaulting

member

represent

0.25%

or

more

of

the

issued

shares

of

the

relevant

class,

dividends

or

other

monies

payable

on
those

shares

shall

be

retained

by

the

Company

until

the

direction

ceases

to

have

effect

and

no

transfer

of

those

shares

shall

be

registered
(other

than

certain

specified

‘excepted

transfers’).

A

direction

ceases

to

have

effect

seven

days

after

the

Company

has

received

the

information

Directors’

report:

Other

statutory

information
44

Barclays

PLC

2020

Annual

Report

on

Form

20-F
requested,

or

when

the

Company

is

notified

that

an

excepted

transfer

of

all

of

the

relevant

shares

to

a

third

party

has

occurred,

or

as

the

Board
otherwise

determines.
Transfers

Ordinary

shares

may

be

held

in

either

certificated

or

uncertificated

form.

Certificated

ordinary

shares

may

be

transferred

in

writing

in

any

usual
or

other

form

approved

by

the

Group

Company

Secretary

and

executed

by

or

on

behalf

of

the

transferor.

Transfers

of

uncertificated

ordinary
shares

must

be

made

in

accordance

with

the

Companies

Act

2006

and

the

CREST

Regulations.
The

Board

is

not

bound

to

register

a

transfer

of

partly-paid

ordinary

shares

or

fully-paid

shares

in

exceptional

circumstances

approved

by

the
FCA.

The

Board

may

also

decline

to

register

an

instrument

of

transfer

of

certificated

ordinary

shares

unless

it

is

(i)

duly

stamped,

deposited

at
the

prescribed

place

and

accompanied

by

the

share

certificate(s)

and

such

other

evidence

as

reasonably

required

by

the

Board

to

evidence
right

to

transfer,

(ii)

it

is

in

respect

of

one

class

of

shares

only,

and

(iii)

it

is

in

favour

of

a

single

transferee

or

not

more

than

four

joint

transferees
(except

in

the

case

of

executors

or

trustees

of

a

member).

In

accordance

with

the

provisions

of

section

84

of

the

Small

Business,

Enterprise

and

Employment

Act

2015,

preference

shares

may

be

issued
only

in

registered

form.

Preference

shares

shall

be

transferred

in

writing

in

any

usual

or

other

form

approved

by

the

Group

Company

Secretary
and

executed

by

or

on

behalf

of

the

transferor.

The

Company’s

registrar

shall

register

such

transfers

of

preference

shares

by

making

the
appropriate

entries

in

the

register

of

preference

shares.

Each

preference

share

shall

confer,

in

the

event

of

a

winding

up

or

any

return

of

capital
by

reduction

of

capital

(other

than,

unless

otherwise

provided

by

their

terms

of

issue,

a

redemption

or

purchase

by

the

Company

of

any

of

its
issued

shares,

or

a

reduction

of

share

capital),

the

right

to

receive

out

of

the

surplus

assets

of

the

Company

available

for

distribution

amongst
the

members

and

in

priority

to

the

holders

of

the

ordinary

shares

and

any

other

shares

in

the

Company

ranking

junior

to

the

relevant

series

of
preference

shares

and
pari

passu

with

any

other

class

of

preference

shares

(other

than

any

class

of

shares

then

in

issue

ranking

in

priority

to
the

relevant

series

of

preference

shares),

repayment

of

the

amount

paid

up

or

treated

as

paid

up

in

respect

of

the

nominal

value

of

the
preference

share

together

with

any

premium

which

was

paid

or

treated

as

paid

when

the

preference

share

was

issued

in

addition

to

an

amount
equal

to

accrued

and

unpaid

dividends.
Variation

of

rights

The

rights

attached

to

any

class

of

shares

may

be

varied

either

with

the

consent

in

writing

of

the

holders

of

at

least

75%

in

nominal

value

of

the
issued

shares

of

that

class,

or

with

the

sanction

of

a

special

resolution

passed

at

a

separate

meeting

of

the

holders

of

the

shares

of

that

class.
The

rights

of

shares

shall

not

(unless

expressly

provided

by

the

rights

attached

to

such

shares)

be

deemed

varied

by

the

creation

of

further
shares

ranking

equally

with

them

or

subsequent

to

them.
Limitations

on

foreign

shareholders

There

are

no

restrictions

imposed

by

the

Articles

or

(subject

to

the

effect

of

any

economic

sanctions

that

may

be

in

force

from

time

to

time)

by
current

UK

laws

which

relate

only

to

non-residents

of

the

UK

and

which

limit

the

rights

of

such

non-residents

to

hold

or

(when

entitled

to

do

so)
vote

the

ordinary

shares.
Exercisability

of

rights

under

an

employee

share

scheme

Employee

Benefit

Trusts

(EBTs)

operate

in

connection

with

certain

of

the

Group’s

Employee

Share

Plans

(“Plans”).

The

trustees

of

the

EBTs
may

exercise

all

rights

attached

to

the

shares

in

accordance

with

their

fiduciary

duties

other

than

as

specifically

restricted

in

the

documents
governing

the

Plans.

The

trustees

of

the

EBTs

have

informed

the

Company

that

their

normal

policy

is

to

abstain

from

voting

in

respect

of

the
Barclays

shares

held

in

trust.

The

trustees

of

the

Global

Sharepurchase

EBT

and

UK

Sharepurchase

EBT

may

vote

in

respect

of

Barclays
shares

held

in

the

EBTs,

but

only

as

instructed

by

participants

in

those

Plans

in

respect

of

their

partnership

shares

and

(when

vested)

matching
and

dividend

shares.

The

trustees

will

not

otherwise

vote

in

respect

of

shares

held

in

the

Sharepurchase

EBTs.

Special

rights
There

are

no

persons

holding

securities

that

carry

special

rights

with

regard

to

the

control

of

the

company.

Major

shareholders
Major

shareholders

do

not

have

different

voting

rights

from

those

of

other

shareholders.

Information

provided

to

the

Company

by

substantial
shareholders

pursuant

to

the

FCA’s

Disclosure

Guidance

and

Transparency

Rules

is

published

via

a

Regulatory

Information

Service

and

is
available

on

the

Company’s

website.

As

at

31

December

2020,

the

Company

had

been

notified

under

Rule

5

of

the

Disclosure

Guidance

and
Transparency

Rules

of

the

following

holdings

of

voting

rights

in

its

shares.
Person

interested
Number

of

Barclays

Shares
%

of

total

voting

rights
attaching

to

issued

share
capital a
Nature

of

holding

(direct

or
indirect)
BlackRock

Inc
b 944,022,209 5.78 indirect
Qatar

Holding

LLC
c
1,017,455,690

5.86 direct
Sherborne

Investors
d 943,949,089 5.48 indirect
The

Capital

Group

Companies

Inc
e
843,819,487 4.87 indirect
Norges

Bank
521,031,852 3.00 direct
Notes
a

The

percentage

of

voting

rights

detailed

above

was

calculated

at

the

time

of

the

relevant

disclosures

made

in

accordance

with

Rule

of

the

Disclosure

Guidance

and
Transparency

Rules,

with

the

exception

of

Qatar

Holding

which

has

been

rebased

against

the

issued

share

capital

as

at

31

December

2020,

because

its

last

disclosure

was
made

on

1

December

2016.
b

Total

shown

includes

6,687,206

contracts

for

difference

to

which

voting

rights

are

attached.

Part

of

the

holding

is

held

as

America

n

Depositary

Receipts.

On

28

January

2021,
BlackRock,

Inc.

disclosed

by

way

of

a

Schedule

13G

filed

with

the

SEC

beneficial

ownership

of

1,303,744,297

ordinary

shares

of

the

Company

as

of

31

December

2020,
representing

7.5%

of

that

class

of

shares.
c

Qatar

Holding

LLC

is

wholly

-owned

by

Qatar

Investment

Authority.
d

We

understand

from

disclosures

that

the

Sherborne

shares

are

held

via

three

funds

ultimately

controlled

by

Edward

Bramson

and

Stephen

Welker

in

their

capacity

as
managing

directors

of

Sherborn

e

Investors

Management

GP,

LLC

(Sherborne

Management

GP),

an

d

Sherborne

Investors

GP,

LLC.

Sherborne

Management

GP

is

the
general

partner

of

Sherborne

Investors

Management

LP

(Sherborne

Investors)

which

is

the

investment

manager

of

each

of

the

three

funds

beneficially

interested

in

the
Sherborne

shares,

being

Whistle

Investors

LLC,

Whistle

Investors

II

LLC

and

Whistle

Investors

III

LLC.

Amendment

No.2

to

a

Schedule

13D

filing,

filed

on

November

2019,
also

disclosed

that

certain

funded

derivative

transacti

ons,

which

were

used

to

purchase

505,086,254

of

such

shares,

have

been

extended

to

expire

on

various

dates

during

the
period

beginning

14

December

2021

(previously

21

October

2019)

and

ending

22

July

2022

(previously

16

March

2021).
e

The

Capital

Group

Companies

Inc

(CG)

holds

its

shares

via

CG

Management

companies.

Part

of

the

CG

holding

is

held

as

American

Depositary

Receipts.
Between

31

December

2020

and

16

February

2021

(the

latest

practicable

date

for

inclusion

in

this

report),

the

Company

has

not

received

any
additional

notifications

pursuant

to

Rule

5

of

the

Disclosure

Guidance

and

Transparency

Rules.

Directors’

report:

Other

statutory

information
45

Barclays

PLC

2020

Annual

Report

on

Form

20-F
Powers

of

Directors

to

issue

or

buy

back

the

Company’s

shares
The

powers

of

the

Directors

are

determined

by

the

Companies

Act

2006

and

the

Company’s

Articles.

The

Directors

are

authorised

to

issue

and
allot

shares

and

to

buy

back

shares

subject

to

annual

shareholder

approval

at

the

AGM.

Such

authorities

were

granted

by

shareholders

at

the
2020

AGM.

It

will

be

proposed

at

the

2021

AGM

that

the

Directors

be

granted

new

authorities

to

allot

and

buy

back

shares.
Repurchase

of

shares
The

Company

did

not

repurchase

any

of

its

ordinary

shares

during

2020

(2019:

none).

As

at

16
February

2021

(the

latest

practicable

date

for
inclusion

in

this

report)

the

Company

had

an

unexpired

authority

to

repurchase

ordinary

shares

up

to

a

maximum

of

1,733m

ordinary

shares.

Distributable

Reserves
As

at

31

December

2020,

the

distributable

reserves

of

the

Company

were

£24,386m

(2019:

£22,457m).
Change

of

control
There

are

no

significant

agreements

to

which

the

Company

is

a

party

that

are

affected

by

a

change

of

control

of

the

Company

following

a
takeover

bid.

There

are

no

agreements

between

the

Company

and

its

Directors

or

employees

providing

for

compensation

for

loss

of

office

or
employment

that

occurs

because

of

a

takeover

bid.
Disclosure

of

Information

to

the

auditor

Each

Director

confirms

that,

so

far

as

he/she

is

aware,

there

is

no

relevant

audit

information

of

which

our

auditor

is

unaware

and

that

each

of

the
Directors

has

taken

all

the

steps

that

he/she

ought

to

have

taken

as

a

Director

to

make

himself/herself

aware

of

any

relevant

audit

information
and

to

establish

that

our

auditor

is

aware

of

that

information.

This

confirmation

is

given

pursuant

to

section

418

of

the

Companies

Act

2006

and
should

be

interpreted

in

accordance

with,

and

subject

to,

those

provisions.
Directors’

responsibilities

The

following

statement,

which

should

be

read

in

conjunction

with

the

Auditor’s

report

set

out

on

page

207

to

210,

is

made

with

a

view

to
distinguishing

for

shareholders

the

respective

responsibilities

of

the

Directors

and

of

the

auditor

in

relation

to

the

accounts.
Going

concern

The

Group’s

business

activities

and

factors

likely

to

affect

its

future

development

and

performance

are

disclosed

in

the

Strategic

Report
available

at
home.barclays/annualreport

and

Risk

Review

section

of

this

document.

The

financial

performance

is

disclosed

within

the

financial
review

with

funding,

liquidity

and

capital

details

contained

within

the

risk

performance

section.

The

Group’s

objectives

and

policies

in

managing
the

financial

risks

to

which

it

is

exposed

are

discussed

in

the

Risk

management

section.
The

Directors

considered

it

appropriate

to

prepare

the

financial

statements

on

a

going

concern

basis.
In

preparing

each

of

the

Group

and

Parent

company

financial

statements,

the

Directors

are

required

to:
◾

assess

the

Group

and

Parent

company’s

ability

to

continue

as

a

going

concern,

disclosing,

as

applicable,

matters

related

to

going

concern;

◾

use

the

going

concern

basis

of

accounting

unless

they

either

intend

to

liquidate

the

Group

or

the

Parent

company

or

to

cease

operations,

or
have

no

realistic

alternative

but

to

do

so.
Preparation

of

accounts
The

Directors

are

required

by

the

Companies

Act

2006

to

prepare

Group

and

Company

accounts

for

each

financial

year

and,

with

regard

to
Group

accounts,

in

accordance

with

Article

4

of

the

IAS

Regulation.

The

Directors

have

prepared

Group

and

Company

accounts:

a)

in
accordance

with

international

accounting

standards

in

conformity

with

the

requirements

of

the

Companies

Act

2006;

and

b)

international
financial

reporting

standards

as

issued

by

the

IASB

and

adopted

pursuant

to

Regulation

(EC)

No.

1606/2002

as

it

applies

in

the

European
Union.

Pursuant

to

the

Companies

Act

2006,

the

Directors

must

not

approve

the

accounts

unless

they

are

satisfied

that

they

give

a

true

and

fair
view

of

the

state

of

affairs

of

the

Barclays

Group

and

the

Company

and

of

their

profit

or

loss

for

that

period.
The

Directors

consider

that,

in

preparing

the

financial

statements,

the

Group

and

the

Company

have

used

appropriate

accounting

policies,
supported

by

reasonable

judgements

and

estimates,

and

that

all

accounting

standards

which

they

consider

to

be

applicable

have

been

followed.
The

Directors

are

satisfied

that

the

Annual

Report

and

Financial

Statements,

taken

as

a

whole,

are

fair,

balanced

and

understandable,

and
provide

the

information

necessary

for

shareholders

to

assess

the

Group’s

and

Company’s

position

and

performance,

business

model

and
strategy.
The

Directors

are

responsible

for

such

internal

control

as

they

determine

is

necessary

to

enable

the

preparation

of

financial

statements

that

are
free

from

material

misstatement,

whether

due

to

fraud

or

error.
Directors’

responsibility

statement

The

Directors

have

responsibility

for

ensuring

that

the

Company

and

the

Group

keep

accounting

records

which

disclose

with

reasonable
accuracy

the

financial

position

of

the

Company

and

the

Group

and

which

enable

them

to

ensure

that

the

accounts

comply

with

the

Companies
Act

2006.
The

Directors

are

also

responsible

for

preparing

a

Strategic

Report,

Directors’

Report,

Directors’

Remuneration

Report

and

Corporate
Governance

Statement

in

accordance

with

applicable

law

and

regulations.

The

Directors

are

responsible

for

the

maintenance

and

integrity

of

the

Annual

Report

and

Financial

statements

as

they

appear

on

our

website.
Legislation

in

the

UK

governing

the

preparation

and

dissemination

of

financial

statements

may

differ

from

legislation

in

other

jurisdictions
.
The

Directors

have

a

general

responsibility

for

taking

such

steps

as

are

reasonably

open

to

them

to

safeguard

the

assets

of

the

Group

and

to
prevent

and

detect

fraud

and

other

irregularities.
The

Directors,

whose

names

and

functions

are

set

out

on

pages

3

to

6,

confirm

to

the

best

of

their

knowledge

that:
(a)
the

financial

statements,

prepared

in

accordance

with

the

applicable

set

of

accounting

standards,

give

a

true

and

fair

view

of

the

assets,
liabilities,

financial

position

and

profit

or

loss

of

the

Company

and

the

undertakings

included

in

the

consolidation

taken

as

a

whole;

and
(b)
the

management

report,

on

pages

to

13,

which

is

incorporated

in

the

Directors’

Report,

includes

a

fair

review

of

the

development

and
performance

of

the

business

and

the

position

of

the

Company

and

the

undertakings

included

in

the

consolidation

taken

as

a

whole,
together

with

a

description

of

the

principal

risks

and

uncertainties

that

they

face.

Directors’

report:

Other

statutory

information
46

Barclays

PLC

2020

Annual

Report

on

Form

20-F
By

order

of

the

Board

Stephen

Shapiro
Group

Company

Secretary

17

February

2021

Registered

in

England.

Company

No.

48839

Remuneration

report

Barclays

PLC

2020

Annual

Report

on

Form

20-F
Annual

Statement

from

the

Chair

of

the

Board

Remuneration

Committee
Contents
Page
Annual

statement
47
Remuneration

philosophy
52
Fair

Pay
53
Employee

remuneration

policy
54
Directors’

remuneration

policy
55
Annual

report

on

Directors’

remuneration
57
Remuneration

committee
Meetings
attended
Crawford

Gillies
10/10
Tim

Breedon
9/10
Mary

Francis
10/10
Brian

Gilvary

(from

1

March

2020)
6/7
Dear

Fellow

Shareholders
I

am

pleased

to

present

the

Directors’

Remuneration

Report

for

2020,

and

my

last

statement

to

you

as

Chair

of

the

Remuneration

Committee.

I
know

that

my

successor,

Brian

Gilvary,

will

be

an

excellent

replacement

and

I

wish

him

all

the

very

best

when

he

assumes

the

chair

in

March.
It

has

been

an

exceptionally

challenging

year

for

a

great

many

of

us,

and

one

with

far

reaching

consequences

for

our

economy

and

our

society.
In

this

context,

the

Committee

has

faced

some

extremely

difficult

decisions

about

the

most

appropriate

way

to

remunerate

colleagues

for

some
outstanding

work

over

the

last

12

months.

We

have

taken

a

number

of

important

considerations

into

account,

including

our

financial

and

non-
financial

performance

in

both

relative

and

absolute

terms,

the

views

and

expectations

of

our

stakeholders,

and

the

differing

contributions

of

our
businesses

to

the

Group’s

financial

resilience,
which

has

in

turn

enabled

us

to

support

customers,

clients

and

the

communities

that

we

serve.
Our

deliberations

have

been

extensive,

and

I

want

to

use

this

statement

to

be

transparent

with

you

about

our

decision-making.
As

ever,

we

have

been

guided

by

the

principles

of

our

Fair

Pay

agenda

and,

in

particular,

the

importance

of

properly

recognising

the

contribution
of

our

junior

colleagues.

You

can

read

more

about

our

approach

to

fairness

in

our

third

annual

Fair

Pay

Report,

published

alongside

this
document.

Consistent

with

previous

years,

we

have

also

published

our

UK

pay

gap

figures

and

a

narrative

explaining

them.

Performance
Rewarding

sustainable

performance

remains

a

crucial

aspect

of

the

way

the

Committee

considers

its

decisions.

We

recognise

the

pandemic’s
impact

on

our

financial

performance,

with

reductions

in

PBT

and

RoTE

following

a

number

of

years

of

sustained

annual

improvements
a
.

We

are
however

proud

of

what

we

have

achieved

as

an

organisation

in

a

truly

difficult

year.

Not

only

have

we

remained

fully

open

for

business,
supporting

our

customers

and

clients

as

they

navigate

the

pandemic,

we

have

demonstrated

ourselves

to

be

extremely

resilient,

remaining
profitable

in

each

quarter

despite

the

challenging

macroeconomic

environment,

while

continuing

to

demonstrate

a

capacity

for

strong

capital
generation.

Consequently,

we

have

today

announced

a

total

payout

equivalent

to

c.5p

per

share,

comprising

a

1.0p

2020

full

year

dividend

and
the

intention

to

initiate

a

share

buyback

of

up

to

£700m

which

I

know

will

be

welcome.
We

have

entered

2021

in

a

position

of

strength

and

stability

for

the

future;

well

capitalised

and

importantly

well-positioned

to

support

an
economic

recovery.

Our

business

diversification

has

meant

that

our

investment

banking

businesses

have

been

able

to

benefit

from

the

increased

volatility

and

wider
trading

margins

observed

during

2020.

This,

together

with

strong

relative

performance

as

evidenced

particularly

by

the

continued

improvement
in

Markets

market

share
b
,

has

meant

that

these

businesses

have

significantly

outperformed

expectations.

Income

in

our

Markets

businesses

is
up

45%

year

on

year

and

in

Banking,

income

is

up

8%

year

on

year

–

the

biggest

annual

improvements

since

the

reconfiguration

of

those
businesses.
As

a

result,

Group

income

was

up

on

2019

despite

an

incredibly

challenging

year

for

our

Corporate

Bank

and

consumer

businesses,

impacted
as

they

were

by

lower

income

and

materially

higher

impairment

charges

in

the

wake

of

the

COVID-19

pandemic.

This

capacity

for

one

part

of
the

Group’s

performance

to

offset

another

is

an

illustration

of

the

benefits

of

the

diversification

that

is

inherent

in

our

universal

banking

model.
This

has

helped

our

ability

to

support

the

economy

and

society

at

a

time

of

acute

need.

As

set

out

in

Nigel

Higgins’

and

Jes

Staley’s

letters

to

shareholders,

we

have

delivered

an

enormous

amount

of

financial

support

for

our
customers

and

clients

this

year,

including

facilitating

c.

£27bn

of

finance

to

British

businesses,

waiving

millions

of

pounds

in

fees

for

customers
and

helping

corporate

clients

and

governments

raise

billions

to

strengthen

their

balance

sheets

(underwriting

c.

£1.5

trillion

of

new

issuance
c ).
We

have

been

able

to

do

a

significant

amount

for

wider

society

too,

whether

through

the

launch

of

our

£100m

COVID-19

Community

Aid
Package,

or

in

the

steps

we

have

taken

on

the

road

to

becoming

a

net

zero

bank

by

2050.
Notes
a

Ex

L&C.
b

Source:

Coalition

Greenwich,

Preliminary

FY20

Competitor

Analysis.

Market

share

represents

Barclays

share

of

the

Global

Industry

Revenue

Pool.

Analysis

is

based

on
Barclays

internal

business

structure

and

internal

revenues.
c

Across

Equity

and

Debt

Cap

ital

Markets

in

Q220-Q420.

Remuneration

report

Barclays

PLC

2020

Annual

Report

on

Form

20-F
Group

income
£21,766m
2019:

£21,632m
2018:

£21,136m
Group

profit

before

tax
(excluding

L&C)
£3,218m
2019:

£6,206m
2018:

£5,701m
Group

RoTE
(excluding

L&C)
3.4%
2019:

9.0%
2018:

8.5%
Cost:

income

ratio
(excluding

L&C)
61%
a
2019:

62%
a
2018:

66%
CET1

ratio
15.1%
2019:

13.8%
2018:

13.2%
Group

compensation

to

income
ratio b
34.2%
2019:

33.9%
2018:

34.1%
Group

incentive

pool
£1,580m
2019:

£1,490m
2018:

£1,649m
Notes
a

Excludes

£368m

of

structural

cost

actions

(2019:

£150m)

and

£95m

spend

to

date

of

Barclays’

Community

Aid

Package.
b

2018

Group

compensation

to

income

ratio

excludes

£140m

relating

to

GMP

charge

post-retirement

benefits.
Colleague

remuneration
Throughout

the

pandemic,

our

colleagues

–

many

of

whom

were

on

the

frontline

supporting

customers

–

have

worked

incredibly

hard

to

keep
things

running.

Our

financial

resilience

has

allowed

us

to

help

them

too,

for

instance

by

offering

full

pay

to

those

unable

to

work

because

they
were

isolating

or

caring

for

dependants.

We

increased

overtime

rates

to

support

colleagues

given

their

need

to

work

significantly

extended
hours,

to

both

manage

the

unprecedented

demands

from

customers

and

clients

as

well

as

the

temporary

loss

of

some

geographical

locations
dues

to

local

lockdowns.

Additionally,

we

enhanced

our

benefits

where

needed,

including

improving

medical

benefit

provision

in

India

and
meeting

additional

childcare

needs

where

required.

We

did

not

put

any

staff

on

furlough

(indeed

hiring

additional

colleagues,

with

overall
headcount

up

slightly

on

2019),

and

implemented

a

temporary

moratorium

on

redundancies.

The

Committee’s

determination

of

the

annual

incentive

pool

includes

consideration

of

a

number

of

factors,

such

as

financial

performance,
delivery

of

our

strategy,

risk

and

conduct.

We

consider

Barclays’

performance

as

a

Group,

but

also

take

into

account

the

performance

of
individual

businesses

within

that

Group,

as

well

as

those

businesses’

contributions

to

our

strategic

targets

and

vision,

and

their

importance

to
our

future

success.

Assessing

and

rewarding

performance

in

this

way

also

means

that

the

Group

incentive

pool

does

not

always

move

directly

in

line

with

the
Group’s

overall

financial

performance.

In

2019,

while

financial

performance

was

up

and

non-financial

performance

was

also

very

strong,

the
incentive

pool

was

reduced

to

support

our

continued

progression

towards

our

strategic

targets

in

terms

of

delivering

greater

returns

to
shareholders.

This

year,

we

have

had

to

consider

how

we

balance

the

need

to

maintain

our

successful

universal

banking

model,

with

the
financial

challenges

that

we

and

others

have

faced.
For

many

businesses,

such

as

our

Corporate

Bank

and

consumer

businesses

(including

Barclays

UK

–

our

ring-fenced

bank)

profit

before

tax

is
down,

driven

by

lower

income

and

higher

impairment

costs.

At

the

same

time,

strategic

delivery

has

been

very

strong,

continuing

to

make
progress

on

our

digital

agenda

and

focussing

on

our

customer

and

client

experiences.

Balancing

these

different

considerations,

the

incentive
pools

for

all

of

these

businesses

are

down

this

year,

reflecting

the

lower

financial

performance

outcomes.

However,

consistent

with

our

Fair

Pay

agenda,

we

have

chosen

to

protect

outcomes

for

our

junior

colleagues

and,

as

a

result,

the

greatest
reductions

in

incentives

will

be

observed

for

more

senior

colleagues

in

these

businesses.

It

has

been

junior

colleagues

in

many

businesses

who
have

been

on

the

front

line

directly

supporting

customers

and

clients

during

the

pandemic

and

the

Committee

felt

it

appropriate

to

reward

those
efforts.

Additionally,

the

Committee

believes

it

is

right

to

recognise

the

outstanding

work

of

our

investment

banking

colleagues

this

year,

particularly
given

the

continued

financial

performance

improvements

of

those

businesses

and

their

significant

contribution

to

the

Group’s

overall

financial
resilience.

Since

2018,

the

profitability
a

of

the

Corporate

and

Investment

Bank

has

increased

by

51%

(2020

up

31%

on

2019),

with

the

associated
improvement

in

returns.

This

strong

performance

has

been

driven

by

increases

in

investment

banking

revenues,

specifically

in

FICC

and
equities,

where

we

have

continued

to

grow

market

share
b
.

We

are

the

only

scale

British

investment

bank;

we

operate

globally

and,

importantly,
we

have

a

leading

presence

in

the

US

(correspondingly,

almost

three-quarters

of

the

incentive

pool

for

the

investment

bank

businesses

relates
to

populations

outside

the

UK).

Our

investment

banking

businesses

provide

us

with

a

point

of

strategic

advantage

as

we

move

into

2021

and
beyond,

providing

an

important

diversification

of

income

stream,

particularly

at

a

time

of

so

much

transformation

and

challenge

in

the

retail
banking

sector.

It

is

appropriate

that

we

reward

the

exceptional

collective

effort

of

these

colleagues,

albeit

with

the

appropriate

restraint.

Taking

all

of

this

into

account,

the

Committee

has

approved

a

Group

incentive

pool

of

£1,580m.

This

represents

a

relatively

modest

increase
across

the

investment

banking

businesses,

reductions

for

all

other

businesses

and

appropriate

recognition

for

the

contributions

of

our

more
junior

colleagues.

The

unusual

dynamic

for

2020

is

the

significantly

lower

contribution

to

the

Group

financial

results

from

our

Corporate

banking
and

consumer

businesses,

driven

principally

by

impairment.

While

the

incentive

pools

in

those

areas

have

been

reduced

as

noted

above,

they
are

relatively

small

in

relation

to

the

overall

incentive

pool.

The

result

is

that

significant

reductions

in

financial

contributions

originating

from
those

business

areas

cannot

be

directly

reflected

in

proportionate

reductions

to

the

overall

incentive

pool.
We

believe

that

this

outcome

is

appropriate

given

the

performance

delivered,

and

that

it

is

consistent

with

our

philosophy

of

rewarding
sustainable

performance,

which

in

turn

supports

our

long-term

strategy

of

delivering

improved

returns

to

shareholders.

As

always,

a

significant
portion

of

the

pool

is

delivered

in

shares,

most

of

which

will

be

deferred

over

a

number

of

years.
Note
a

Excluding

L&C
b

Source:

Coalition

Greenwich,

Preliminary

FY20

Competitor

Analysis.

Market

share

represents

Barclays

share

of

the

Global

Industry

Revenue

Pool.

Analysis

is

based

on
Barclays

internal

business

structure

and

internal

revenues.

Remuneration

report

Barclays

PLC

2020

Annual

Report

on

Form

20-F
Executive

Director

remuneration
The

Executive

Directors

responded

quickly

to

the

pandemic,

agreeing

to

postpone

increases

to

their

Fixed

Pay

which

had

been

proposed

as
part

of

the

new

Directors’

Remuneration

Policy

introduced

last

year.

They

also

took

the

decision

to

donate

one-third

of

their

Fixed

Pay

for

six
months

to

our

COVID-19

Community

Aid

Package.

The

Committee

also

decided

to

postpone

the

first

instalment

of

their

2017-2019

LTIP
awards,

which

had

been

due

to

be

released

in

June

2020,

until

2021.

The

Executive

Directors

requested,

and

the

Committee

accepted,

that
their

2020

Fixed

Pay

increases

(now

approved)

be

postponed

again,

until

at

least

the

second

half

of

this

year

when

the

Committee

will
reconsider

the

implementation

with

them,

in

light

of

the

prevailing

external

environment.
The

Committee

has

considered

at

length

the

appropriateness

of

bonus

and

LTIP

outcomes

for

the

Executive

Directors

for

2020.

Annual
bonuses

were

assessed

against

the

financial,

strategic

and

personal

measures

that

were

set

out

in

the

Directors’

Remuneration

Report

for
2019.

While

Group

income

was

up

slightly

year

on

year

and

costs

well

controlled,

the

impact

of

the

pandemic

on

impairment

resulted

in
significantly

reduced

2020

bonus

outcomes,

38.6%

of

max

for

the

CEO

and

GFD,

down

materially

from

the

outcomes

for

2019

(75.0%

and
75.9%

respectively).

Similarly,

the

outcome

for

the

2018-2020

LTIP

was

also

materially

impacted

by

impairment,

with

an

outcome

of

23%

of
maximum,

down

from

48.5%

for

the

2017-2019

LTIP.
While

the

Committee

did

review

the

continued

appropriateness

of

the

respective

plan

measures

and

targets

given

the

exogenous

nature

of

the
pandemic,

it

prioritised

the

need

to

ensure

appropriate

alignment

between

the

outcomes

for

the

Executive

Directors

with

the

experience

of
investors.

In

particular,

this

included

the

sector-wide

cancellation

of

the

2019

dividend

in

line

with

UK

regulatory

expectations

and

the

associated
delay

in

the

benefit

of

that

distribution

experienced

by

our

shareholders.

While

this

benefit

will

likely

be

realised

in

the

future,

given

the

additional
capital

retained

and

the

recommencement

of

distributions,

the

delay

was

considered

by

the

Committee,

alongside

the

broader

challenges

facing
society

as

a

whole.
We

believe

the

outcomes

on

both

bonus

and

LTIP

align

appropriately

with

stakeholder

considerations.

They

take

into

account

financial
performance

outcomes,

very

strong

non-financial

delivery

and

the

exceptional

contributions

of

the

Executive

Directors-

both

the

outstanding
leadership

provided

during

the

year,

and

the

positive

impact

of

a

multiyear

strategy

and

transformation

that

has

enabled

us

to

continue

to

deliver
so

effectively

for

stakeholders

during

a

time

of

such

challenge.
Total

variable

pay

(annual

bonus

and

LTIP)

will

be

primarily

delivered

in

shares

for

the

Executive

Directors,

aligning

more

closely

to

the
shareholder

experience

during

this

particularly

difficult

period.

The

Executive

Directors

continue

to

build

substantial

shareholdings,

and

neither
have

sold

any

shares

since

their

appointments.

We

have

not

changed

in-flight

bonus

and

LTIP

arrangements

and

have

not

altered

the

performance

measures

or

targets

for

these

plans.
The

Committee

has

also

considered

the

performance

measures

for

the

2021

bonus

and

2021-2023

LTIP

very

carefully.

The

bonus

measures
are

unchanged,

as

they

continue

to

represent

relevant

building

blocks

towards

our

key

longer–term

financial

goals.
For

the

2021-2023

LTIP,

we

have

decided

to

broaden

the

measures

on

which

the

financial

assessment

will

be

based.

As

we

continue

to
navigate

through

a

more

volatile

macroeconomic

environment,

this

will

better

balance

our

long

term

assessment

of

the

Executive

Directors’
financial

performance.

RoTE

and

CIR

will

be

maintained

as

measures,

though

RoTE

will

be

tested

at

the

end

of

the

cycle,

helping

to

determine
how

effectively

the

Executive

Directors

navigate

the

financial

recovery

and

steer

Barclays

back

towards

our

targets

over

the

medium

term.

In
addition

to

RoTE,

we

will

be

adding

CET1

and

relative

Total

Shareholder

Return

(TSR)

measures.

The

addition

of

a

CET1

measure

reflects

the
continued

importance

of

our

prudential

stability

and

balance

sheet

strength,

particularly

in

the

coming

potentially

difficult

years.

Adding

a

relative
TSR

measure

acknowledges

the

challenges

associated

with

calibrating

absolute

performance

targets

in

the

current

uncertain

environment,
providing

instead

a

relative

performance

lens

that

is

not

subject

to

the

same

difficulties,

while

maintaining

a

50%

total

weighting

on

returns
measures.

In

addition,

we

are

adding

a

specific

Climate

measure

with

a

weighting

of

10%

to

the

non-financial

assessment

of

the

2021-2023

LTIP,

reflecting
our

ambition

to

be

net

zero

by

2050,

including

our

commitment

to

align

our

financing

with

the

goals

of

the

Paris

Climate

Agreement.

Further

details

on

Executive

Director

remuneration,

including

the

consideration

of

windfall

gains

on

the

2020-2022

LTIP,

and

the

full

details

of
the

new

LTIP

to

be

granted

for

2021-2023

are

set

out

in

this

report.
Looking

ahead
As

we

move

into

2021,

the

Committee

will

be

ensuring

that

the

new

Purpose,

Values

and

Mindset

are

reflected

in

our

remuneration

policies

and
approaches,

as

we

work

to

embed

them

throughout

the

organisation.
I

would

like

to

thank

my

fellow

Committee

members

for

their

guidance

and

expertise

during

my

tenure,

as

well

as

all

of

the

stakeholders

with
whom

I

have

been

fortunate

enough

to

engage.

I

look

forward

to

continuing

to

serve

Barclays

as

the

Chair

of

the

Board

of

Barclays

Bank

UK
PLC.
Crawford

Gillies
Chair,

Board

Remuneration

Committee
February

2021

Remuneration

report

Barclays

PLC

2020

Annual

Report

on

Form

20-F

Remuneration

report

Barclays

PLC

2020

Annual

Report

on

Form

20-F
Remuneration

philosophy
To

attract

and

retain

the

people

who

can

best

deliver

for

our

customers

and

clients,

we

must

pay

fairly

and

appropriately

–

balancing

the
interests

of

all

our

stakeholders.

Our

policies

and

practices

reward

sustainable

performance

in

line

with

our

values

and

risk

expectations.

They
are

fair,

transparent

and

as

simple

as

possible.

This

is

our

remuneration

philosophy.

It’s

how

we

have

continued

to

make

remuneration
decisions

and

set

remuneration

policies

during

2020,

and

it

applies

to

all

of

our

employees

globally,

as

well

as

our

Executive

Directors.
Philosophy
Attract

and

retain

talent

needed

to

deliver
Barclays’

strategy

Long-term

success

depends

on

the

talent

of

our

employees.

This

means

attracting

and

retaining
an

appropriate

range

of

talent

to

deliver

against

our

strategy,

and

paying

the

right

amount

for
that

talent
Align

pay

with

investor

and

other
stakeholder

interests

Remuneration

should

be

designed

with

appropriate

consideration

of

the

views,

rights

and
interests

of

stakeholders.

This

means

listening

to

our

shareholders,

other

investors,

regulators,
government,

customers

and

employees

and

ensuring

their

views

are

appropriately

considered

in
remuneration

decision-making
Reward

sustainable

performance

Sustainable

performance

means

making

a

positive

contribution

to

stakeholders,

in

both

the

short
and

longer

term,

playing

a

valuable

role

in

society
Support

Barclays’

Values

and

culture

Results

must

be

achieved

in

a

manner

consistent

with

our

Values.

Our

Values

and

culture

should
drive

the

way

that

business

is

conducted
Align

with

risk

appetite,

risk

exposure

and
conduct

expectations

Designed

to

reward

employees

for

achieving

results

in

line

with

the

Group’s

risk

appetite

and
conduct

expectations
Be

fair,

transparent

and

as

simple

as
possible

We

are

committed

to

ensuring

pay

is

fair,

simple

and

transparent

for

all

our

stakeholders.

This
means

all

employees

and

stakeholders

should

understand

how

we

reward

our

employees

and
fairness

should

be

a

lens

through

which

we

make

remuneration

decisions
Our

philosophy

in

action
The

pay

decisions

set

out

in

this

report

are

a

result

of

the

application

of

our

remuneration

philosophy

during

2020.

Our

philosophy

and

the

way

that

we

approach

remuneration

is

designed

to

be

as

simple

and

clear

as

possible,

while

ensuring

strong

alignment
with

risk,

conduct

and

our

Values.

It

is

closely

aligned

with

Provision

40

of

the

FRC’s

UK

Corporate

Governance

Code,

and

we

have

continued
to

be

transparent

on

the

resulting

outcomes

in

this

report.

Specifically

relating

to

our

Executive

Directors,

we

have

reviewed

the

performance

measures

for

the

forward-looking

incentives,

and

in

particular
have

updated

the

financial

performance

measures

for

the

2021-2023

Long

Term

Incentive

Plan

(LTIP)

to

ensure

that

they

remain

appropriate

in
light

of

current

circumstances

and

challenges.

Alongside

our

strategic

non-financial

performance

objectives,

this

will

ensure

that

the

link
between

the

delivery

of

our

strategy

(and

long-term

performance)

and

individual

awards

continues

to

be

reinforced.

The

report

sets

out
minimum

and

maximum

potential

outcomes

under

each

plan

for

reference.

Furthermore,

the

alignment

of

executive

pay

to

culture

is

enhanced
by

the

inclusion

of

the

responsibility

to

embed

our

updated

Purpose,

Values

and

Mindset

throughout

the

organisation

in

the

personal

objectives
for

our

Group

CEO.

We

consider

the

views

of

all

of

our

stakeholders

in

remuneration

decision-making.

In

2020,

we

have

achieved

this

by

meeting

with

institutional
shareholders

to

understand

their

views

on

our

new

policy

(including

how

it

should

be

implemented),

engaging

extensively

with

our

regulators

to
support

their

actions

as

a

result

of

the

pandemic,

and

continuing

our

partnership

with

Unite

in

the

UK

to

understand

the

views

of

their

members
and

negotiate

a

new

pay

deal,

delivering

an

above

inflation

increase.

We

used

our

2019

Fair

Pay

report

to

share

information

on

our

approach

to
pay

with

colleagues,

including

how

executive

remuneration

aligns

with

wider

company

pay

policy,

and

are

now

publishing

our

third

report

to

help
do

the

same

for

2020.

Remuneration

report

Barclays

PLC

2020

Annual

Report

on

Form

20-F
Fair

Pay
Paying

fairly

and

transparently

is

a

priority

at

Barclays.

The

Fair

Pay

agenda

brings

together

the

five

themes

which

explain

how

we

think

about
fair

pay

at

Barclays.

We

use

our

Fair

Pay

Report

to

engage

our

employees

on

pay,

explaining

our

approach

to

fair

pay,

including

the

alignment
of

the

Executive

Directors’

and

employee

pay.

We

encourage

you

to

read

the

full

Fair

Pay

Report

which

can

be

found

on
home.barclays/annualreport.
Our

approach

to

fair

pay

helped

guide

our

remuneration

decision-making

in

2020.

In

turn,

this

enhanced

the

support

we

were

able

to

provide

to
our

customers

and

clients,

colleagues

and

society

throughout

the

COVID-19

pandemic.

Customers

and

Clients
●

Our

focus

was

on

ensuring

that

we

were
available

for

our

Customers

and

Clients
despite

the

challenges

of

COVID-related
absences

and

the

temporary

loss

of
some

geographical

locations

due

to

local
lockdowns.

We

supported

this

effort

by
providing

Colleagues

with

additional
overtime

rates

where

needed
●

A

number

of

actions

were

taken

for
Customers

and

Clients

who

needed
additional

financial

support,

as

well

as
facilitating

the

delivery

of

c.

£27bn

of
lending

to

British

businesses

under

the
UK

Government’s

schemes.

Our
Colleagues

took

on

significant

extra

work
during

the

pandemic

to

make

this

happen

Colleagues
●

Enhanced

flexibility

was

introduced

for

all
colleagues

with

other

commitments

e.g.
the

need

to

care

for

dependants,
including

children,

and

where

it

was

not
possible

for

them

to

complete

their

full
hours,

we

continued

to

pay

them

their

full
salary

and

benefits
●

Separate

reporting

was

implemented

for
COVID-related

sickness

absence,
extending

our

existing

sick

pay

provisions
●

We

did

not

put

any

staff

on

furlough,

and
placed

a

moratorium

on

redundancies

in
the

early

months

of

the

pandemic
Society
●

We

have

matched

donations

through

our
Community

Aid

Package

from

our
colleagues

and

our

Directors,

supporting
the

communities

most

impacted

by

the
pandemic
●

Our

Executive

Directors

and

Chairman
contributed

one

third

of

their

fixed

pay

for
six

months

to

charities

delivering

COVID-
19

relief
●

In

the

UK,

we

supported

colleagues

who
volunteered

to

support

health

or

social
care,

with

up

to

four

weeks

of

paid

leave
Our

approach

to

fair

pay

enhanced

our

support

for

customers

and

clients,

colleagues

and

society

during

COVID-19.
As

well

as

using

the

Fair

Pay

agenda

to

guide

our

approach

to

remuneration

in

relation

to

the

pandemic,

we

have

also

continued

to

focus

on
advancing

the

agenda

as

it

relates

to

each

of

the

themes.

The

key

highlights

for

2020

are

shown

below.
Fair

Pay

for

the

lowest

paid:
●

Continued

to

progress

our

work

on

global
living

wages,

reviewing

more

locations
than

in

2019
●

Worked

with

Unite

to

agree

a

new

pay
deal,

ensuring

that

it

was

consistent

with
our

Fair

Pay

agenda
●

Enhanced

medical

provision

for

all
colleagues

in

the

UK

and

India,

providing
access

to

a

range

of

online

services

and
appointments
Equal

opportunities

to

progress:
●

Implemented

a

detailed

action

plan

on
Race

at

Work

that

will

open

up
opportunities

to

attract,

develop

and

add
to

our

great

Black

talent
.
●

Further

developed

our

diversity
dashboards

for

senior

leaders

which

now
reflect

both

gender

and

ethnic

diversity
●

Our

female

senior

leadership

continued
to

increase

and

is

now

26%,

up

from
25%

at

the

end

of

2019
Listening

to

employees:
●

We

launched

our

Inclusion

Index

for

the
first

time

to

measure

our

objective

to

be

a
truly

inclusive

organisation
●

We

engaged

with

Unite

throughout

the
pandemic,

focusing

on

the

physical

and
mental

wellbeing

of

our

colleagues
Equal

pay:
●

We

are

explicit

that

pay

decisions

must
not

take

into

account

gender,

age,
ethnicity,

disability,

sexual

orientation

or
any

other

protected

characteristic

●

All

grievances

raised

by

employees,
including

any

issues

relating

to

pay

are
investigated

as

appropriate
Alignment

of

employee

and

executive
remuneration:
●

Our

pay

policies

are

strongly

aligned
across

the

wider

workforce,

senior
employees

and

Executive

Directors
●

The

Directors’

remuneration

policy

has
been

refreshed,

aligning

Executive
Director

pension

contributions

with

the
wider

workforce

Remuneration

report

Barclays

PLC

2020

Annual

Report

on

Form

20-F
Employee

remuneration

policy
As

outlined

earlier,

Barclays

has

a

clearly

articulated

remuneration

philosophy.

This

continues

to

drive

our

thinking

in

how

we

structure

and
determine

remuneration

for

all

employees

from

the

most

senior

(as

well

as

our

Executive

Directors)

to

our

new

apprentices

and

graduates.

As
part

of

our

annual

review

we

assessed

our

remuneration

policies

and

practices

for

alignment

with

Barclays’

Purpose

and

Value,

our
remuneration

philosophy

and

our

Fair

Pay

agenda,

including

ensuring

appropriate

alignment

between

the

Directors’

remuneration

policy

and
remuneration

approaches

for

senior

management

and

the

wider

workforce.

We

continue

to

ensure

that

we

comply

with

all

prevailing

regulation.

We

identify

individuals

whose

roles

may

expose

Barclays

to

material

risk,
and

assess

and

structure

their

pay

in

a

way

which

encourages

alignment

of

their

interests

and

Barclays.

Further

information

in

relation

to
Material

Risk

Takers

(“MRTs”)

is

set

out

in

Appendix

E

of

the

Barclays

PLC

Pillar

3

Report.
The

table

below

provides

a

summary

of

the

remuneration

approach

for

employees

below

Board

level.
Element Operation
Salary
Salaries

reflect

individuals’

skills

and

experience

and

are

reviewed

annually.

They

are

increased

where

justified

by

role

change,

increased

responsibility

or

a

change

in

the
appropriate

market

rate.

Salaries

may

also

be

increased

in

line

with

local

statutory

requirements

and
in

line

with

union

and

works

council

commitments.

We

have

been

a

real

living

wage

employer

in

the

UK

since

2013,

and

continue

to

work

with

the

Fair
Wage

Network

to

complete

an

annual

review

of

our

pay

levels

against

living

wage

benchmarks
across

locations

globally.
Role

Based

Pay

(RBP)
A

small

number

of

senior

employees

(c.1%

UK

employees)

receive

a

class

of

fixed

pay

called

RBP

to
recognise

the

seniority,

scale

and

complexity

of

their

role.

This

may

change

where

justified

by

role

or
responsibility

change

or

a

change

in

the

appropriate

m

arket

rate.
Pension

and

benefits
The

provision

of

a

competitive

package

of

benefits

is

important

to

attracting

and

retaining

the

talent
needed

to

deliver

Barclays’

strategy.

Employees

have

access

to

a

range

of

country-specific
company-funded

benefits,

including

pension

schemes,

healthcare,

life

assurance

and

other

voluntary
employee

funded

benefits.

Employer

pension

contributions

for

the

UK

workforce

are

at

least

at

the

level

of

those

for

the
Executive

Directors,

and

are

set

at

a

minimum

of

10%

of

salary

(a

minimum

of

12%

for

more

junior
colleagues).
Annual

bonus
Annual

bonuses

incentivise

and

reward

the

achievement

of

Group,

business

and

individual
objectives,

and

reward

employees

for

demonstrating

individual

behaviours

in

line

with

Barclays’
Values.

All

employees

are

considered,

subject

to

eligibility

criteria.

For

senior

employees,

an

appropriate

proportion

of

their

annual

bonus

is

deferred

to

future

years.
Deferred

bonuses

are

generally

delivered

in

equal

portions

as

deferred

cash

and

shares.

They

are
subject

to

either

a

3,

5

or

7-year

deferral

period

(and

further

holding

periods

of

six

or

12

months

for
deferrals

in

shares)

in

line

with

regulatory

requirements.

Consistent

with

regulation,

the

remuneration

of

MRTs

is

subject

to

the

2:1

maximum

ratio

of

variable
to

fixed

remuneration.
Share

plans
We

encourage

wider

employee

share

ownership

through

the

all-employee

share

plans,

with

plans
available

to

99%

of

colleagues

globally.
Performance

management
Performance

assessment

is

based

on

“what”

is

achieved

in

relation

to

individual,

team

and

business
objectives,

as

well

as

“how”

this

is

achieved

in

the

context

of

Barclays’

Values.

Both

elements

are
assessed

independently

of

each

other

with

no

requirement

to

have

an

overall

rating.

This

reinforces
the

equal

importance

of

the

“what”

and

“how”.
Risk

and

conduct
Risk

and

conduct

is

taken

seriously

at

Barclays

and

the

Committee

ensures

that

there

are

in

year
adjustments,

malus

or

clawback

applied

to

individual

remuneration,

where

appropriate.

In

addition

to

individual

adjustments,

the

Committee

considers

collective

adjustments

to

the

incentive
pool

for

risk

and

conduct.

For

2020,

the

total

impact

of

risk

and

conduct

related

collective
adjustments

is

a

reduction

of

c.

£80m.
More

information

on

our

approach

to

Performance

Management,

and

Risk

and

Conduct

are

set

out

in

Appendix

E

of

the

Barclays

PLC

2020
Pillar

3

Report,

which

can

be

found

on

home.barclays/annualreport.

Remuneration

report

Barclays

PLC

2020

Annual

Report

on

Form

20-F
Directors’

remuneration

policy
The

forward-looking

remuneration

policy

for

Executive

Directors

and

Non-Executive

Directors

was

approved

at

the

AGM

held

on

7

May

2020
and

applies

for

three

years

from

that

date.

A

summary

of

the

policy,

including

key

remuneration

elements,

is

set

out

below

and

is

provided

for
information

only.

The

full

policy,

including

recruitment

and

leaver

provisions,

can

be

found

on

pages

93

to

103

of

the

2019

Annual

Report.
Summary

remuneration

policy

–

Executive

Directors
Element

and

purpose
Operation
Fixed

Pay
To

reward

skills

and

experience
appropriate

for

the

scale,
complexity

and

responsibilities
of

the

role

and

to

provide

the
basis

for

a

competitive
remuneration

package
Fixed

Pay

is

determined

based

on

the

individual’s

role,

skills

and

experience

with

reference

to

market
practice

and

market

data

(on

which

the

Committee

receives

independent

advice).

Delivered

50%

in

cash

(paid

monthly)

and

50%

in

shares.

The

shares

are

delivered

quarterly

and

are
subject

to

a

holding

period

with

restrictions

lifting

over

five

years

(20%

each

year).

As

the

Executive
Directors

beneficially

own

the

shares,

they

will

be

entitled

to

any

dividends

paid

on

those

shares.

Increases

will

normally

be

aligned

to

the

annual

increase

for

UK

employees,

and

will

take

into
account

changes

in

responsibilities

and

market

conditions.
Pension

To

enable

Executive

Directors

to
build

long-term

retirement
savings
Delivered

as

an

annual

cash

allowance

in

lieu

of

participation

in

a

pension

arrangement.

The

maximum

annual

cash

allowance

is

5%

of

Fixed

Pay

(equivalent

to

10%

of

fixed

cash).

Benefits
To

provide

a

competitive

and
cost

effective

benefits

package
appropriate

to

the

role
and

location
A

number

of

benefits

are

provided

including,

but

not

restricted

to,

private

medical

cover,

annual
health

check,

life

and

ill

health

income

protection,

and

use

of

a

Company

vehicle

and

driver

when
required

for

business

purposes

(including

any

tax

liabilities

that

may

arise

from

this

benefit).

The

maximum

value

of

benefits

is

determined

by

the

nature

of

the

benefit

itself

and

costs

of

provision
may

depend

on

external

factors,

e.g.

insurance

costs.
Annual

bonus
To

reward

delivery

of

short-term
financial

targets

set

each

year,
the

individual

performance

of

the
Executive

Directors

in

achieving
those

targets,

and

their
contribution

to

delivering
Barclays’

strategic

objectives.
Delivery

in

part

in

shares
with

holding

period

increases
alignment

with

shareholders.

Deferred

bonuses
encourage

longer

term
focus

and

retention
The

maximum

annual

bonus

opportunity

is

93%

of

Fixed

Pay

(cash

and

shares)

for

the

CEO

and
90%

of

Fixed

Pay

(cash

and

shares)

for

the

GFD.
Individual

bonuses

are

entirely

discretionary

(any

amount

may

be

awarded
from

zero

to

the

maximum

value)

and

decisions

are

based

on

the

Committee’s

judgement

of
Executive

Directors’

performance

in

the

year,

measured

against

Group

and

personal

objectives.
Delivered

as

a

combination

of

cash

and

shares,

a

proportion

of

which

may

be

deferred

and/or

subject
to

a

holding

period.

Deferral

proportions

and

vesting

profiles

will

be

structured

so

that,
in

combination

with

any

LTIP

award,

the

proportion

of

variable

pay

that

is

deferred

is

no

less

than
that

required

by

regulations

(currently

60%).

Non-deferred

cash

components

of

any

bonus

are

paid

following

the

performance

year

to

which

they
relate,

normally

in

March.

Non-deferred

share

bonuses

are

subject

to

a

holding

period

(after

the
payment

of

tax)

in

line

with

regulations

and

with

release

no

faster

than

permitted

by

regulations
(currently

one

year).
Deferred

share

bonuses

are

structured

so

that

no

deferred

shares

vest

faster

than

permitted

by
regulations.

Vesting

is

also

subject

to

the

provisions

of

the

plan

rules

including

employment

and

the
malus

and

clawback

provisions.

Any

shares

that

vest

are

subject

to

an

additional

holding

period
(after

payment

of

tax)

in

line

with

regulations

and

release

no

faster

than

permitted

by

regulations
(currently

one

year).
The

Committee

will

consider

the

previously

disclosed

financial

and

non-financial

(including

personal
objectives)

measures

in

determining

the

annual

bonus

for

the

Executive

Directors.

Financial

factors
will

guide

at

least

60%

of

the

bonus

opportunity.

The

Committee

has

the

discretion

to

vary

the

measures

and

their

respective

weightings

within

each
category.

The

measures

and

weightings

will

be

disclosed

annually

as

part

of

the

annual

report

on
Directors’

remuneration,

at

the

beginning

of

the

performance

year

(typically

February).
Long

Term

Incentive

Plan

(LTIP)
award
To

incentivise

execution
of

Barclays’

strategy

over
a

multi-year

period.
Long-term

performance
measurement,

deferral

and
holding

periods

encourage
a

long-term

view

and

align
Executive

Directors’

interests
with

those

of

shareholders
The

maximum

annual

LTIP

award

for

the

CEO

is

140%

of

Fixed

Pay

(cash

and

shares)

and

134%

of
Fixed

Pay

(cash

and

shares)

for

the

GFD.

LTIP

awards

are

made

by

the

Committee

following

discussion

of

recommendations

made

by

the
Chairman

(for

the

Group

Chief

Executive’s

LTIP

award)

and

by

the

Group

Chief

Executive

(for

other
Executive

Directors’

LTIP

awards)

based

on

satisfactory

performance

over

the

prior

year.

LTIP

awards

are

structured

so

that

when

combined

with

the

annual

bonus

the

proportion

of

variable
pay

that

is

deferred

is

no

less

than

that

required

by

regulations

(currently

60%).

No

award

vests

before

the

third

anniversary

of

grant

and

an

award

vests

no

faster

than

permitted

by
regulations

(currently

in

five

equal

tranches

with

the

first

tranche

vesting

on

or

around

the

third
anniversary

of

grant

and

the

last

tranche

vesting

on

or

around

the

seventh

anniversary

of

the

grant
date).

Any

shares

that

vest

are

subject

to

an

additional

holding

period

(after

payment

of

tax)

in

line
with

regulations,

with

restrictions

lifting

no

faster

than

permitted

by

regulations

(currently

1

year).
Vesting

is

dependent

on

performance

measures

and

service.

Forward-looking

performance

measures

will

be

based

on

financial

performance

and

other

long-term
strategic

measures.

Measures

and

weightings

will

be

set

in

advance

of

each

grant.

Remuneration

report

Barclays

PLC

2020

Annual

Report

on

Form

20-F
The

Committee

has

discretion

to

change

the

weightings

but

financial

measures

will

be

at

least

70%
of

the

total

opportunity.
The

Committee

has

discretion,

and

in

line

with

the

plan

rules

approved

by

shareholders,

in
exceptional

circumstances

to

amend

targets,

measures,

or

the

number

of

awards

if

an

event
happens

(for

example,

a

major

transaction)

that,

in

the

opinion

of

the

Committee,

causes

the

original
targets

or

measures

to

be

no

longer

appropriate

or

such

adjustment

to

be

reasonable.

The
Committee

also

has

the

discretion

to

reduce

the

vesting

of

any

award,

including

to

nil,

if

it

deems

that
the

outcome

is

not

consistent

with

performance

delivered.
All

employee

share

plans
To

provide

an

opportunity
for

Executive

Directors

to
voluntarily

invest

in

the
Company

through

UK

HMRC
employee

tax

advantaged

share
schemes
Executive

Directors

are

entitled

to

participate

in:
(i)

Barclays

Sharesave

under

which

they

can

make

monthly

savings

out

of

post-tax

pay

over

a

period
of

three

or

five

years

linked

to

the

grant

of

an

option

over

Barclays’

shares

which

can

be

at

a

discount
of

up

to

20%

on

the

share

price

set

at

the

start.
(ii)

Barclays

Sharepurchase

under

which

they

can

make

contributions

(monthly

or

lump

sum)

out

of
pre-tax

pay

(if

based

in

the

UK)

which

are

used

to

acquire

Barclays’

shares.
Risk

and

conduct

adjustment,
malus

and

clawback
Malus

and

clawback

provisions
discourage

excessive

risk-taking
and

inappropriate

behaviours
Any

bonus

or

LTIP

awarded

is

subject

to

malus

and

clawback

provisions.

The

malus

provisions

enable

the

Committee

to

reduce

the

amount

of

unvested

bonus

or

LTIP
(including

to

nil)

prior

to

vesting

in

specified

circumstances,

including,

but

not

limited

to:

■

a

participant

deliberately

misleading

Barclays,

the

market

and/or

shareholders

in

relation

to

the
financial

performance

of

the

Barclays

Group

■

a

participant

causing

harm

to

Barclays’

reputation

or

where

his/her

actions

have

amounted

to
misconduct,

incompetence

or

negligence
■

a

material

restatement

of

the

financial

statements

of

the

Barclays

Group

or

any

subsidiary,

or

the
Group

or

any

business

unit

suffering

a

material

downturn

in

its

financial

performance

■

a

material

failure

of

risk

management

in

the

Barclays

Group

■

a

significant

deterioration

in

the

financial

health

of

the

Barclays

Group.

The

clawback

provisions

enable

amounts

to

be

recovered

after

they

have

vested

(for

a

period

of
seven

years

from

grant/10

years

in

circumstances

where

a

relevant

investigation

is

ongoing

at

the
end

of

the

initial

seven

year

period)

where

(i)

a

participant’s

actions

or

omissions

have

amounted

to
misbehaviour

or

material

error

and/or

(ii)

Barclays

or

the

relevant

business

unit

has

suffered

a
material

failure

of

risk

management.
Outside

appointments
To

encourage

self-

development
Executive

Directors

may

accept

one

Non-Executive

Director

Board

appointment

in

another

listed
company.

The

Chairman’s

approval

must

be

sought

before

accepting

an

appointment.

Fees

may

be

retained

by
the

Executive

Director.
Shareholding

requirement
To

further

enhance

the
alignment

of

shareholders’

and
Executive

Directors’

interests

in
long-term

value

creation
Executive

Directors

have

a

contractual

obligation

to

build

up

a

shareholding

equivalent

to

the
maximum

variable

pay

opportunity

within

five

years

from

the

date

of

appointment

as

Executive
Director.

Executive

Directors

will

have

a

reasonable

period

to

build

up

to

this

requirement

again

if

it

is

not

met
because

of

a

significant

share

price

depreciation.

Executive

Directors

also

have

a

contractual

obligation

to

maintain

their

shareholding

for

two

years
following

the

last

day

of

active

service.

Shares

that

count

towards

the

requirement

are

beneficially

owned

shares

including

any

vested

share
awards

subject

only

to

holding

periods

(including

vested

LTIPs,

vested

deferred

share

bonuses,
Fixed

pay

shares,

and

any

legacy

RBP

shares).

Shares

from

unvested

deferred

share

bonuses

and
unvested

LTIPs

do

not

count

towards

the

requirement

during

employment,

but

will

count

towards
post-termination

requirements

(net

of

tax)

provided

that

there

are

no

remaining

untested

performance
conditions.
Shareholding

requirement

for

the

CEO

is

a

minimum

of

233%

of

Fixed

Pay

and

for

the

GFD

is

224%
of

Fixed

Pay.
Discretion
In

addition

to

the

various

operational

discretions

that

the

Committee

can

exercise

in

the

performance
of

its

duties

(including

those

discretions

set

out

in

the

Company’s

share

plans),

the

Committee
reserves

the

right

to

make

either

minor

or

administrative

amendments

to

the

policy

to

benefit

its
operation

or

to

make

more

material

amendments

in

order

to

comply

with

new

laws,

regulations
and/or

regulatory

guidance.

The

Committee

would

only

exercise

this

right

if

it

believed

it

was

in

the
best

interests

of

the

Company

to

do

so

and

where

it

is

not

possible,

practicable

or

proportionate

to
seek

or

await

shareholder

approval

in

a

General

Meeting.

Remuneration

report

Barclays

PLC

2020

Annual

Report

on

Form

20-F
Summary

remuneration

policy

–

Non-Executive

Directors
Element

and

purpose
Operation
Fees
Reflect

individual

responsibilities
and

membership

of

Board
Committees

and

are

set

to

attract
Non-Executive

Directors

who

have
relevant

skills

and
experience

to

oversee

the
implementation

of

our

strategy
The

Chairman

is

paid

an

all-inclusive

fee

for

all

Board

responsibilities.

The

Chairman

has

a

time
commitment

equivalent

of

up

to

80%

of

a

full-time

role.

The

other

Non-Executive

Directors

receive

a

basic

Board

fee,

with

additional

fees

payable

where
individuals

serve

as

a

member

or

Chairman

of

a

Committee

of

the

Board

and

some

Non-Executive
Directors

may

also

receive

fees

as

directors

of

subsidiary

companies

of

Barclays

PLC.
Fees

are

periodically

reviewed

by

the

Board

against

those

for

Non-Executive

Directors

in

companies
of

similar

size

and

complexity.
Benefits
To

provide

a

competitive

and

cost
effective

benefits

package
appropriate

to

the

role

and

location
The

Chairman

is

provided

with

private

medical

cover

subject

to

the

terms

of

the

Barclays’

scheme
rules

from

time

to

time,

and

is

provided

with

the

use

of

a

Company

vehicle

and

driver

when

required
for

business

purposes

(including

settlement

of

any

tax

liabilities

that

may

arise

from

this

benefit).
Benefits

which

are

minor

in

nature

and

in

any

event

do

not

exceed

a

cost

of

£500

may

be

provided

to
Non-Executive

Directors

in

specific

circumstances.
Non-Executive

Directors

are

not

eligible

to

join

Barclays’

pension

plans.
Shareholding

requirements
Chairman:

£100,000

(Non-Executive

Directors:

£30,000)

gross

before

deduction

of

tax

and

other
statutory

deductions

per

annum

of

each

Non-Executive

Director’s

basic

fee

is

used

to

purchase
Barclays’

shares

which

are

retained

on

the

Non-Executive

Director’s

behalf

until

they

retire

from

the
Board.

Remuneration

report

Barclays

PLC

2020

Annual

Report

on

Form

20-F
Annual

report

on

Directors’

remuneration
This

section

explains

how

our

Directors’

remuneration

policy

was

implemented

for

2020
Executive

Directors
Single

total

figure

for

2020

remuneration

(audited)
The

following

table

shows

a

single

total

figure

for

2020

remuneration

in

respect

of

qualifying

service

for

each

Executive

Director

together

with
comparative

figures

for

2019.
1

Fixed

Pay
£000
2

Pension
£000
3

Taxable
benefits
£000
Total

Fixed
Pay
£000
4

Annual
bonus
£000
5

LTIP
£000
Total
variable

pay
£000
Total
£000
Jes

Staley
2020 2,350
a
215 64 2,629 843 541
b
1,384 4,013
2019 2,350 396 58 2,804 1,647 1,478 c 3,125 5,929
Tushar

Morzaria
2020 1,650
a
123 58 1,831 573 364
b
937 2,768
2019 1,650 200 53 1,903 1,123 942 c 2,065 3,968
Notes
a

Fixed

Pay

is

reflected

before

contributions

made

by

the

Executive

Directors

to

COVID

-19

charitable

causes,

equal

to

one-third

of

Fixed

Pay

for

six

months.

b

The

LTIP

amounts

include

a

29%

share

price

depreciation

between

date

of

grant

and

vesting

date

(based

on

Q4

2020

average

share

price).
c

The

LTIP

amounts

include

a

14%

share

price

depreciation

between

date

of

grant

and

estimated

value

at

vest

based

on

Q4

2019

average

share

price.

The

release

of

the

first
tranche

of

the

LTIP

vest

was

delayed

from

June

2020

to

March

2021

and

as

such

the

amount

has

not

been

restated.

Additional

information

in

respect

of

each

element

of

pay

for

the

Executive

Directors

(audited)
1)

Fixed

Pay
Fixed

Pay

is

delivered

50%

in

cash

and

50%

in

shares

(subject

to

a

five-year

holding

period

lifting

pro

rata).
2)

Pension
Executive

Directors

are

paid

cash

in

lieu

of

pension

contributions.

The

pension

cash

allowance

in

2020

was

£396,000

per

annum

until

6

May
2020

and

£117,500

thereafter

for

Jes

Staley

and

£200,000

per

annum

until

6

May

2020

and

£82,500

per

annum

thereafter

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

2020.

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
2020

Outcome
Performance

measure
Weighting Threshold
(20%)
Maximum
(100%)
2020
Actual
Jes

Staley
Tushar
Morzaria
Profit

before

tax

excluding

L&C

and
other

material

items
with

CET1

ratio
underpin
50% £6.2bn £7.1bn £3.2bn 0% 0%
Cost:

income

ratio

excluding

L&C
and

other

material

items
a
10% 62.5% 59.6% 61.0% 6.1% 6.1%
Strategic

non-financial
20%
Performance

against

strategic

measures,

organized
around

three

main

categories:

Customers

and

Clients,
Colleagues

and

Society
15.5% 15.5%
Personal 20%
Individual

performance

against

each

of

the

Executive
Directors’

personal

objectives

assessed

by

the
Committee
17% 17%
Total 100% 38.6% 38.6%
Final

outcome

following
Committee

discretion
38.6% 38.6%
Note
a

£368m

of

structural

cost

actions

and

£95m

spend

to

date

of

Barclays’

Community

Aid

Package

are

treated

as

material

items

and

excluded

from

the

2020

CIR.

Remuneration

report

Barclays

PLC

2020

Annual

Report

on

Form

20-F
Strategic

non-financial

(20%

weighting)
Progress

in

relation

to

each

of

the

strategic

non-financial

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

15.5%

out

of

a

maximum

of

20%.

The

detail

supporting
this

assessment

is

provided

in

the

table

below:
Customers

and

Clients
Measure Criteria Performance Commentary Outcome
Net

promoter
scores®

(NPS)
Improve

Barclays

UK:

+19
Barclaycard

UK:
+12
US

Consumer
Bank:

+35
Barclays

UK:

+15

(2019:
+18)
o

Relative

position
improved

to

5
th
(2019:

7
th )
Barclaycard

UK:

+8
(2019:

+11)
o

Relative

position
improved

to

joint
3
rd

(2019:

4
th
)

US

Consumer

Bank:

+35
(2019:

+33)
(Source;

NICE

Satmetrix
Survey)
●

NPS

scores

across

the

UK

market

have
softened

during

the

pandemic

●

While

reduced,

Barclays

UK

NPS

is

less
impacted

than

for

the

majority

of

peers

with
relative

position

for

Barclays

UK

and
Barclaycard

UK

improving
●

The

NPS

for

the

US
Consumer

Bank

in

2020

was

+35,
demonstrating

an

increase

on

our

2019
score
On

track
Complaints
Reduce

UK
customer
complaints
Down

32%

excluding

PPI
in

Barclays

UK
Reduction

in

customer

complaints

observed
before

and

during

the

pandemic

–

driven

by
both

by

the

pandemic

itself

and

by

robust
management

actions
On

track
Digital

Increase

digital
engagement
Barclays

App

Users:

9.2m
(2019:

8.4m)
Consumer,

Cards

&
Payments

US

digital
engagement:

71.4%
(2019:

71.0%)
●

Made

significant

improvements

to

our
Barclays

apps,

including

enhanced

payment
alerts

and

the

ability

to

see

itemised

receipts

●

Designed

and

executed

a

digital

application
system

to

facilitate

delivery

of

UK
Government’s

business

support

schemes
within

days

●

Consumer,

Cards

&

Payments

US

digital
engagement

up

slightly

from

2019
On

track
Global

Markets
revenue

ranking
and

share
Maintain

client
rankings

and
increase

market
share
6
th
(maintained

since
2019)
Fee

share

increased

to
4.9%

(2019:

4.3%)
●

Global

revenue

ranking

maintained

at

6th
(Source:

Coalition

Greenwich

Preliminary
FY20

Competitor

Analysis.

Market

share
represents

Barclays

share

of

the

Global
Industry

Revenue

Pool.

Analysis

is

based

on
Barclays

internal

business

structure

and
internal

revenues)
●

Fee

share

increased

during

the

year
Ahead

of

track
Global

Banking
fee

ranking

and
share
Fee

share

3.6%

(down
from

4.2%

in

2019)

7 th

(down

from

6
th

in

2019)
●

Strongest

Banking

fees

since

2014
●

Decrease

in

Global

Fee

Rank

largely
attributable

to

decline

in

activity

in
historically

strong

sectors

for

Barclays
(Source:

Dealogic

for

the

period

covering

1
January

to

31

December

2020)
Slightly

behind

track
Supporting
customers

and
clients

during
COVID-19
Put

financial
resilience

to

use
in

supporting
customers

and
clients
Facilitated

c.

£27bn

in
lending

to

British
businesses
Over

650

branches
remained

open
throughout

the

pandemic
More

than

680,000
payment

holidays
provided

to

customers
●

Barclays

UK

lent

equivalent

of

four

years

of
traditional

lending

volumes

in

less

than

12
months

to

British

businesses

under

the
Bounce

Back

Loan

and

Coronavirus
Business

Interruption

Loan

Schemes
●

Helped

corporate

clients

in

Barclays
International

raise

in

excess

of

£15.1bn
under

the

UK

Government’s

lending
schemes
●

Helped

corporate

clients

and

governments
raise

billions

to

strengthen

their

balance
sheets

(underwriting

c.

£1.5

trillion

of

new
issuance 4
)

Ahead

of

track
Total

Customers

and

Clients:

5%
4
Across

Equity

and

Debt

Capital

Markets

in

Q220

-Q420.

Remuneration

report

Barclays

PLC

2020

Annual

Report

on

Form

20-F
Colleagues
Measure Criteria Performance Commentary Outcome
Diversity
28%

females

at
Managing
Director

and
Director

level
by

2021
26.5% a

in

2020,
increasing

slightly

more
than

1.5

percentage
points

from

2019
●

Strong

progress

towards

target

of

28%
●

For

the

UK,

the

equivalent

is

29%

at

the

end
of

2020
On

track
Inclusion
Improve

key
metrics
87%

of

respondents

in

our
Your

View

survey

would
recommend

Barclays

as

a
good

place

to

work

(2019:
80%)
●

Overall

Inclusion

Index

score

76%

(new

for
2020),

while

89%

of

colleagues

say

they

feel
included

in

their

team

(2019:

85%)
●

82%

of

colleagues

told

us

that

they

believe
leaders

are

committed

to

building

a

diverse
workforce

(2019:

76%)
Slightly

ahead

of

track
Engagement Maintain
engagement

at
healthy

levels;
improve

scores
relating

to

tools
and

resources
Overall

engagement
score

from

Your

View
survey

83%

(2019:

77%)
77%

of

colleagues

believe
they

have

the

work

tools
and

resources

needed

to
achieve

excellent
performance,

up

21%
points

on

last

year
●

Significant

increases

in

engagement

and
scores

relating

to

tools

and

resources,
supported

by

a

successful

move

to

remote
working

for

over

70,000

colleagues

at

its
peak
●

83%

of

colleagues

said

that

Barclays
supports

employee

efforts

to

enhance

their
well-being

(2019:

74%)
Ahead

of

track
Conduct

and
Culture
Performance
assessed

in
light

of

broader
context
90%

of

colleagues

believe
strongly

in

the

goals

and
objectives

of

Barclays
(2019:

87%)
94%

of

employees

in

Your
View
survey

believe

that

they
and

their

teams

role-
model

the

Values

(2019:
92%)
●

Good

improvement

in

most

relevant

survey
scores,

though

“safe

to

speak

up

at
Barclays”

is

down

one

percentage

point

on
2019
●

84%

of

colleagues

believe

we

are

all

in

this
together

at

Barclays

(new

for

2020)
On

track
Supporting
Colleagues
during

COVID-
19
Put

financial
resilience

to
use

in
supporting
colleagues
Supported

colleagues
with

full

pay

for

COVID-
related

absence

and
enhanced

overtime

rates
for

customer-facing
colleagues

early

in

the
pandemic
Announced

a

moratorium
on

restructuring

for

the
earlier

months

of

the
pandemic
●

Responded

quickly

at

the

onset

of

the
pandemic,

developing

principles

to

support
colleagues
●

Ensured

that

those

unable

to

work

as

a
result

of

COVID-related

illness,

self-isolation,
shielding

or

caring

responsibilities

continued
to

received

full

pay
●

Supported

UK

key

workers

with

their
additional

childcare

needs

in

the

height

of
the

pandemic
Ahead

of

track
Total

Colleagues:

5%
Note
a

Represented

to

1dp

for

the

purposes

of

the

assessment,

rounded

for

simplicity.

Actual

outcome

26.46%.

Remuneration

report

Barclays

PLC

2020

Annual

Report

on

Form

20-F
Society
Measure Criteria Performance Commentary Outcome
Social

and
environmental
financing
Grow

social
and
environmental
financing
(£150bn

by
2025)
£60.9bn

(£34.8bn

in
2019)
●

Significant

increase,

up

75%

from

2019,

with
a

total

of

£124.2bn

of

environmental

&

social
financing

provided

since

2018
Ahead

of

track
Global

carbon
emissions

reduction
Reduce

carbon
footprint

(80%
reduction

by
2021,
accelerated
from

2025)
71%

reduction

against

the
2018

baseline

●

Further

progress

towards

the

80%

reduction
by

2021
●

In

2020,

we

continued

our

work

on
improving

the

operational

efficiency

of

our
property

portfolio,

achieving

a

total

of

8GWh
of

energy

savings
On

track
Renewable

electricity
90%

renewable
electricity

by
2021;

100%

by
2030

at

the
latest
74%

(2019:

60%)
●

On

track

to

meet

2021

target
●

74%

renewable

electricity

across

operations
in

the

UK,

continental

Europe,

Hong

Kong,
Japan,

Singapore

and

the

US
On

track
LifeSkills
10

million
people
upskilled

2018-
22
2.33

million

people
upskilled
●

Strong

progress

under

more

challenging
circumstances,

6.9m

people

upskilled

since
2018
Ahead

of

track
Connect

with

Work

250,000

people
placed

into
work
2019-2022
By

the

end

of

2020

more
than

116,000

people
helped

into

work

(2020:
49,700;

2019:

66,600)
●

Despite

a

very

challenging

environment,
good

progress

was

delivered

and

while
target

is

still

250,000

by

2022

there

is

some
catching

up

to

do
●

Successfully

adapted

programmes

to

more
effectively

support

job

seekers

and

our
partners

facing

a

new

employment
landscape

in

light

of

the

COVID-19
pandemic
Slightly

behind

track
Unreasonable

Impact
(partnership

with

the
Unreasonable

Group)
Support

250
businesses
solving
social

and
environmental
challenges
(2016-2022)
163

growth-stage
ventures

had

joined

the
programme

by

the

end

of
2020
●

Continued

to

make

good

progress

towards
the

2022

target
●

Barclays

and

Unreasonable

Group

launched
the

Unreasonable

Impact

COVID-19
Response

–

a

US$2m

fund

for
entrepreneurial

solutions

addressing
challenges

resulting

from

the

pandemic
On

track
Supporting

Society
during

COVID-19
Put

financial
resilience

to
use

in
supporting
society
Adapted

and

enhanced
programmes

throughout
the

year,

supporting
Society

through

the
pandemic
●

In

the

UK,

we

supported

colleagues

who
volunteered

to

support

health

or

social

care,
with

up

to

four

weeks

of

paid

leave
●

Nine

new

charity

partnerships

announced

for
LifeSkills

to

help

tackle

key

issues

facing

UK
labour

market

as

well

as

continued

support
for

groups

and

individuals

most

in

need
during

the

Covid-19

outbreak
Ahead

of

track
Total

Society:

5.5%
Overall

(out

of

a

maximum

possible

20%):

15.5%
Further

details

on

our

approach

to

Key

Performance

Indicators

are

included

in

the

Strategic

report

available

at
home.barclays/annualreport .

Remuneration

report

Barclays

PLC

2020

Annual

Report

on

Form

20-F
Individual

outcomes

including

assessment

of

personal

objectives
Individual

performance

against

each

of

the

Executive

Directors’

personal

objectives

(20%

weighting

overall)

was

assessed

by

the

Committee
(objectives

as

set

out

on

page

115

of

the

2019

Annual

Report).
The

below

summarises

their

performance

against

the

shared

personal

objectives.
Shared

objectives

for

Jes

Staley

and
Tushar

Morzaria
Outcomes
Continue

to

deliver

improving
shareholder

returns,

including

a

focus
on

delivering

a

RoTE

improvement
versus

2019
•

Benefits

of

the

diversification

inherent

in

universal

banking

model

provided

resilience
through

the

economic

cycle
•

Remained

profitable

in

every

quarter,

capital

accretive

overall

•

While

Group

RoTE

has

reduced,

returns

in

the

Corporate

and

Investment

Bank

have
continued

to

improve

year-on-year.
•

Overall

performance

has

enabled

us

to

continue

to

support

customers,

clients,

colleagues
and

society,

to

be

well-positioned

to

deliver

a

dividend

in

2020,

and

to

further

improve
shareholder

returns

going

forward
Maintain

robust

capital

ratios

across
the

Group

and

within

the

main
operating

entities
•

Strong

capital

position

has

been

maintained

throughout

the

pandemic
•

Group

CET1

is

strong

at

15.1%,

similarly,

strong

capital

ratios

prevail

in

all

main

operating
entities
Seek

opportunities

for

further

cost
efficiencies,

enabling

reinvestment

into
strategic

priorities

and

growth
initiatives
•

Operating

expenses

increased

1%

from

2019

as

a

result

of

structural

cost

actions

and
COVID-related

costs
•
Absent

structural

cost

actions

and

Barclays’

Community

Aid

Package,

cost:

income

ratio
would

have

been

61%

(down

1

percentage

point

on

the

equivalent

for

2019),

advancing
towards

the

target

of

below

60%

over

time
Continue

to

drive

our

technology
agenda

across

the

Group,

to

support
improving

customer

and

client
experience
•

Continued

focus

on

automation

to

enhance

customer

experience

and

reach
•

Continued

investment

in

iPortal,

our

digital

self-service

platform

in

Corporate

Banking
•

Scale

of

network

and

platforms

in

the

Markets

business

continues

to

increase,

including
BARX

and

options

offerings
•

Successfully

moved

70,000

colleagues

to

working

remotely
Continue

to

focus

on

external

societal
and

environmental

stewardship
•

Adopted

an

ambition

to

become

net

zero

by

2050

and

to

align

all

our

financing

activities
with

the

goals

of

the

Paris

Climate

Agreement
•

Developed

BlueTrack™

to

measure

financed

emissions

and

track

them

over

time

against

a
decreasing

‘carbon

limit’

on

the

activity

we

finance
•

Launched

Sustainable

Impact

Capital

Initiative

to

invest

£175m

over

the

next

five

years

in
the

equity

of

innovative

and

environmentally-focused

private

companies
•

Ensured

access

to

banking

for

those

who

wouldn’t

otherwise

qualify

for

accounts

with
614,000

Barclays

Basic

Current

accounts
•

Provided

free

banking

to

over

134,000

not-for-profit

organisations

through

our

Community
Accounts
•

Strong

focus

on

supporting

communities

throughout

the

pandemic
In

addition

to

the

shared

personal

objectives

described

above,

the

table

below

summarises

Jes

Staley’s

performance

against

the

objectives
specific

to

him.
Jes

Staley’s

objectives
Outcomes
Oversee

the

effective

management

of
the

risk

and

controls

agenda,

including
cyber

risks
•

Control

Environment

continues

to

strengthen,

with

an

increase

in

satisfactory

Control
Environment

ratings

across

the

Group
•

Continued

investment

in

Cyber

protection,

benchmarking

ourselves

using

the

NIST+
framework

(Industry

recognised

Framework

for

Cyber

Security).

•

Significantly

enhanced

cyber

control

profile

to

support

increased

remote

working

with

no
significant

risk

events

or

change

in

security

posture,

despite

the

expanded

attack

surface
rendering

colleagues

more

vulnerable

to

exploitation
Ensure

continued

focus

on

customer
and

client

outcomes,

in

particular
further

reductions

in

complaints
•

Strong

progress

in

relation

to

Barclays

UK

complaints

reduction,

and

while

some

reduction
relates

to

lower

volumes

and

more

favourable

customer

sentiment,

complaints

were

also
down

in

Q1

and

in

the

period

after

the

initial

lockdown

when

volumes

increased
•

Focus

on

supporting

customers

and

clients

through

the

pandemic,

including

more

than
680,000

payments

holidays

for

individuals,

and

facilitating

c.

£27bn

of

financing

through

the
UK

Government’s

schemes
•

Jes

has

enhanced

focus

on

personal

client

engagement

with

significant

increase

in
participation

in

client

meetings

and

events
Continue

to

develop

a

high-performing
culture

in

line

with

our

values,

with

a
focus

on

employee

engagement,
succession

planning,

talent

and
diversity
•

Employee

engagement

is

significantly

up

at

83%

(2019:

77%),

with

the

annual

YourView
survey

showing

many

positive

results
•

Jes

has

driven

continued

progress

towards

our

female

senior

leadership

target

of

28%

by
the

end

of

2021

(up

to

26.5%
a
),

driven

by

increased

focus

on

measurement

and
accountability

at

a

business

and

function

level
•

Put

in

place

a

Race

at

Work

Steering

Committee

and

supported

the

launch

of

a

detailed
action

plan

to

emphasise

our

commitment

to

attract,

develop

and

retain

Black

professionals

Remuneration

report

Barclays

PLC

2020

Annual

Report

on

Form

20-F
at

Barclays
•

Jes

has

strengthened

the

CIB

leadership

team,

laying

strong

foundations

for

future

talent
pipelines
Drive

growth

in

fee-based,

technology-
led

annuity

businesses

with

lower
capital

intensity
•
Launched

Plan

&

Invest,

a

new

digital

investment

service

that

provides

customers

with

a
simpler

way

to

invest

for

the

future

without

needing

to

be

an

expert.
•
New

value-added

services

introduced

around

core

payments

products

(including

digital
receipts)
•
Completion

of

pan-European

transaction

banking

capability

build

across

nine

key

EU
markets
Effectively

manage

relationships

with
all

external

stakeholders
•

Jes

has

collaborated

proactively

with

UK

regulators

throughout

the

year,

working

to

support
the

broader

UK

economy

•

High-level

of

engagement

with

UK

Government

throughout

the

year

in

support

of

the

UK
economy
•

Engaged

extensively

with

shareholders

Note
a

Represented

to

1dp

for

the

purposes

of

the

assessment,

rounded

for

simplicity.

Actual

outcome

26.46%.
Recognising

his

very

strong

performance

against

both

his

individual

and

shared

personal

objectives

during

2020,

and

his

exceptional

leadership
of

the

organisation

through

the

pandemic,

the

Committee

assessed

that

an

outcome

of

17%

out

of

a

maximum

of

20%

was

appropriate.
The

Committee

reflected

on

the

aggregate

outcome

for

Jes

Staley

under

the

formulaic

components

of

the

annual

bonus

framework

which
delivered

38.6%

of

the

maximum

opportunity,

being

£843,000,

of

which

53%

will

be

deferred

under

the

Share

Value

Plan.

The

Committee
believes

this

overall

bonus

outcome

for

Jes

is

aligned

appropriately

with

stakeholder

considerations.

It

takes

into

account

the

financial
outcomes,

the

very

strong

non-financial

delivery

and

Jes'

exceptional

contribution

and

outstanding

leadership

during

the

year,

and

appropriately
reflects

the

transformation

that

has

enabled

us

to

continue

to

deliver

for

stakeholders

during

these

challenging

times.

The

table

below

summarises

Tushar

Morzaria’s

performance

against

the

objectives

specific

to

him.
Tushar

Morzaria’s

objectives
Outcomes
Continue

to

optimise

financial
management

and

reporting
(particularly

through

technology)

to
drive

benefits

across

the

Group
•

Finance

technology

transformation

three-year

plan

is

on

track,

including

the

delivery

of
general

ledger

migration

to

centralise

global

financial

reporting,

driving

cost

savings

and
reducing

operational

risk
•

Technology

enhancements

accelerated

both

the

financial

and

regulatory

close

processes,
delivering

critical

management

information

more

quickly

and

allowing

senior

executives

to
focus

on

forward

looking

business

execution
Further

improve

capital

productivity
through

enhancing

capital

allocation
and

the

measurement

of

capital
returns
•

Prioritised

the

focus

on

robust

capitalisation

to

ensure

that

Barclays

could

continue

to

serve
customers

and

clients

whilst

maintaining

strong

capital

levels

to

ensure

the

bank

remained
secure

throughout

the

crisis

and

is

in

a

position

to

return

capital

to

shareholders
•

Capital

Returns

Forum

continued

to

review

business

returns

for

the

medium

term

to

ensure
appropriate

capital

allocation

and

productivity

across

the

group
Oversee

the

effective

management

of
the

risk

and

controls

agenda

in

Group
Finance,

Strategy,

Tax

and

Treasury
•

Control

Environment

and

Management

Control

Approach

rated

satisfactory

for

Finance
(including

Strategy,

Tax

and

Treasury)

as

part

of

the

annual

internal

audit

process
Continue

to

focus

on

employee
engagement,

talent

and

diversity

in
Group

Finance,

Strategy,

Tax

and
Treasury
•

Employee

engagement

across

Finance,

(including

Treasury,

Tax,

Strategy

and

Investor
Relations)

increased

from

76%

in

2019

to

82%

in

2020
•

Continued

improvement

in

gender

diversity

at

senior

levels

within

Finance

(including
Treasury,

Tax,

Strategy

and

Investor

Relations),

now

at

31%

compared

to

26%

at

the

end

of
2019
•

Ongoing

focus

on

talent

development

and

succession

planning

using

a

mix

of

external
recruitment

and

internal

mobility,

resulted

in

improved

bench

strength

and

experience
across

all

functions
Effectively

manage

relationships

with
key

stakeholders

including

regulators
and

investors
•

Strong

reputation

among

peers

and

regulators

has

led

to

appointment

and

continued

service
as

Chair

of

the

Sterling

Risk

Free

Reference

Rates

Working

Group
•

Continued

to

maintain

effective

and

open

relationships

with

regulators

and

the

investment
community
The

Committee

also

recognised

Tushar

Morzaria’s

very

strong

performance

against

both

his

individual

and

shared

personal

objectives

during
2020,

assessing

that

an

outcome

of

17%

out

of

a

maximum

of

20%

was

appropriate.

In

aggregate,

this

results

in

an

overall

formulaic

outcome
for

Tushar

of

38.6%

or

£573,000,

of

which

30%

will

be

deferred

under

the

Share

Value

Plan.
In

line

with

the

DRP,

and

due

to

the

regulations

prohibiting

dividend

equivalents

being

paid

on

unvested

deferred

share

awards,

the

number

of
shares

awarded

to

each

Executive

Director

under

the

Share

Value

Plan

will

be

calculated

using

a

share

price

at

the

date

of

award,

discounted
to

reflect

the

absence

of

dividend

equivalents

during

the

vesting

period.

The

valuation

will

be

aligned

to

IFRS

2,

with

the

market

expectations

of
dividends

during

the

deferral

period

being

assessed

by

an

independent

adviser.

These

shares

will

vest

in

two

equal

tranches

on

the

first

and

Remuneration

report

Barclays

PLC

2020

Annual

Report

on

Form

20-F
second

anniversary

(subject

to

the

rules

of

the

Share

Value

Plan

as

amended

from

time

to

time).

All

shares

(whether

deferred

or

not)

are
subject

to

a

further

one-year

holding

period

from

the

point

of

release.

2020

bonuses

are

subject

to

clawback

provisions

and,

additionally,
unvested

deferred

2020

bonuses

are

subject

to

malus

provisions

which

enable

the

Committee

to

reduce

the

vesting

level

of

deferred

bonuses
(including

to

nil).
5)

LTIP
The

LTIP

amount

included

in

the

single

total

figure

is

the

value

of

the

amount

scheduled

to

be

released

in

relation

to

the

LTIP

award
granted

in

2018

in

respect

of

the

performance

period

2018-2020

(by

reference

to

Q4

2020

average

share

price).

Release

is

dependent
on,

among

other

things,

performance

over

the

period

from

1

January

2018

to

31

December

2020

with

straight-line

vesting

applied
between

the

threshold

and

maximum

points

for

the

financial

measures.

The

performance

achieved

against

the

performance

targets

is
as

follows:
Performance

measure
Weighting Threshold
Maximum

vesting
Actual
%

of

award
vesting
Average

return

on

tangible
equity

(RoTE)

excluding
material

items
a

b
50%
10%

of

award

vests

for
RoTE

of

7.75%
RoTE

of

10.25%
7.0% 0%
A

CET1

underpin

also
applied.
Average

cost:

income

ratio
excluding

material

items
b

c
20%
4%

of

award

vests

for
average

cost:

income
ratio

of

62.5%
Average

cost:

income

ratio

of
58%
63.4% 0%
Risk

Scorecard
(detailed

on

page

64)
15%
The

Risk

Scorecard

captures

a

range

of

risks

and

is

aligned
with

the

annual

incentive

risk

alignment

framework

reviewed
with

the

regulators.

The

current

framework

measures
performance

against

three

broad

categories

–

Capital

and
Liquidity,

Control

Environment

and

Conduct

–

using

a
combination

of

quantitative

and

qualitative

metrics.
12.0%
Strategic

non-financial
(detailed

on

pages

65

and
66)
15%
Performance

is

measured

against

the

strategic

non-financial
measures.

The

Committee

determined

the

percentage

of

the
award

that

may

vest

between

0%

and

15%.

The

measures
are

organised

around

three

equally

weighted

categories:
Customers

and

Clients,

Colleagues

and

Society.
11.0%
Total

100% 23.0%
Final

outcome

approved

by

the

Committee
23.0%
Notes
a

Based

on

an

assumed

CET1

ratio

of

c.13

-13.5%
b

Material

items

include

litigation

and

conduct

in

2018,

2019

and

2020

(including

PPI

and

settlement

with

regard

to

RMBS).
c

£368m

of

structural

cost

actions

and

£95m

spend

to

date

of

Barclays’

Community

Aid

Package

are

treated

as

material

items

and

excluded

from

the

2020

CIR.

Remuneration

report

Barclays

PLC

2020

Annual

Report

on

Form

20-F
A

summary

of

the

Committee’s

assessment

against

the

Risk

Scorecard

performance

measure

over

the

three-year

performance

period

is
provided

below.

Each

category

is

equally

weighted

at

5%.
Category Performance Outcome
Capital

and
Liquidity
◾

Group

CET

ratio

grew

from

13.3%

to

15.1%

over

the

period,

and

remained

comfortably
above

the

regulatory

minimum

throughout.
◾

Stress

tests

show

that

the

bank

is

positioned

to

withstand

a

protracted

recession

triggered
by

COVID-19,

and

potential

prolonged

impact

of

the

exit

of

the

UK

from

the

European
Union.
◾

Our

Liquidity

Coverage

Ratio

was

significantly

above

the

100%

regulatory

requirement
throughout

the

period.
4.5%
Control
Environment
◾

The

Barclays

Internal

Control

Environment

Programme

(BICEP),

which

commenced

in
January

2017

and

was

focused

on

strengthening

the

internal

control

environment

across

the
Group,

successfully

completed

in

March

2020.

The

Group’s

control

environment

is

now

in

a
much

stronger

position,

which

helped

to

deal

with

the

operational

challenges

presented

by
the

COVID-19

pandemic.
◾

Effective

25

June

2020,

the

Federal

Reserve

Board

(FRB)

announced

the

termination

of

its
enforcement

action

against

Barclays

Bank

PLC

with

regard

to

certain

business

practices,
having

been

satisfied

with

remediation

actions

taken

to

enhance

compliance

systems

and
controls

in

those

areas
4.0%
Conduct
◾

Barclays

is

committed

to

continuing

to

drive

the

right

culture

throughout

the

organisation.
Senior-level

conduct

breaches

are

viewed

as

a

proxy

for

a

good

culture

led

‘from

the

top’.
These

remained

low

throughout

the

period.
◾

Barclays

operated

at

the

overall

set

tolerance

for

Conduct

Risk

throughout

the

period,

and
remains

focused

on

making

continuous

improvements

to

manage

Conduct

Risk

effectively

3.5%
Total 12.0.%

Remuneration

report

Barclays

PLC

2020

Annual

Report

on

Form

20-F
A

summary

of

the

Committee’s

assessment

against

the

Strategic

non-financial

performance

measures

over

the

three-year

performance

period
is

provided

below.

Each

category

is

equally

weighted

at

5%.
Category Criteria Performance Outcome
Customers

and
clients
Barclays

UK

NPS®
Barclaycard

UK
NPS®
Improve
●

Barclays

UK

and

Barclaycard

UK

NPS

scores
improved

from

2017

to

2019,

with

substantial
improvement

in

particular

in

Barclays

UK

NPS,

up
from

+14

in

2017

to

+18

in

2019
●

While

NPS

scores

reduced

in

2020,

Barclays

UK
NPS

is

less

impacted

than

for

the

majority

of

peers
●

Relative

scores

improved

over

the

period

from

joint
6
th

to

5
th

for

Barclays

UK

and

from

6
th

to

joint

3
rd

for
Barclaycard

UK

over

the

period
3.5.%
BUK

complaints
reduction

(ex

PPI)
Reduce
complaints
●

Solid

progress

in

Complaints

reduction

in

Barclays
UK

since

2017
●

In

2020,

reduction

in

customer

complaints

observed
before

and

during

the

pandemic
Barclays

App

users
Digitally

active
customers
CCP

US

Customer
Digital

Engagement
Increase
digital
engagement
●

Significant

increase

in

the

number

of

Barclays

App
users

from

5.5m

in

2017

to

9.2m

in

2020

with

many
new

features

introduced

in

the

app

over

this

period
●

Steady

increase

in

BUK

digitally

active

customers
over

the

period
●

CCP

US

Customer

Digital

Engagement

increased
to

71.4%
Global

Markets
ranking

Global

Markers

fee
share
Maintain

client
rankings

and
increase
market

share
●

Global

Markets

ranking

improved

from

8th

in

2017
to

6
th

in

2020

●

Global

Markets

fee

share

increased

from

3.6%

in
2017,

to

4.9%

in

2020
(Source:

Coalition

Greenwich,

Preliminary

FY20
Competitor

Analysis.

Market

share

represents
Barclays

share

of

the

Global

Industry

Revenue
Pool.

Analysis

is

based

on

Barclays

internal
business

structure

and

internal

revenues.)
Global

Banking
ranking

Global

Banking

fee
share
●

There

was

an

increase

in

our

Global

Banking

Fee
Rank

from

7
th

in

2017

to

6
th

in

2019
●

While

2020

was

a

very

strong

year

in

revenues,
ranking

fell

back

to

7th

largely

due

to

a

decline

in
activity

in

the

sectors

where

we

are

strongest

●

As

a

result,

fee

share

was

down

slightly

over

the
period
(Source:

Dealogic

for

the

period

covering

1

January
to

31

December

2020)
Colleagues Diversity
%

females

at
Managing

Director
and

Director

level
2021

target

of
28%
●

Women

in

senior

leadership

(Managing

Directors
and

Directors)

increased

from

23.2%

in

2017

to
26.5%
a

in

2020,

making

steady

progress

towards
the

2021

target

of

28%
●

Equivalent

figure

for

the

UK

is

now

29%
3.5%
Inclusion
“I

would
recommend
Barclays

as

a

good
place

to

work”
Improve

from
2017
●

The

percentage

of

colleagues

who

would
recommend

Barclays

as

a

good

place

to

work

has
increased

over

the

period

to

87%

(2017:

82%)
●

By

2020,

94%

of

colleagues

believed

that

they

and
their

teams

do

a

good

job

of

role-modelling

the
values

–

above

90%

scored

throughout

the

period
Employee
engagement
Maintain
engagement
at

healthy
levels
●

Engagement

levels

across

Barclays

are

now

at
83%

-

5

points

up

on

2017.

●

Significant

improvement

observed

during

2020,

with
corresponding

increases

in

the

number

of
employees

saying

that

they

have

the

tools

and
resources

to

achieve

excellent

performance

–

a

key
deliverable

for

2019

and

2020
“My

team

actively
seeks

feedback

to
understand
Customer

and
Improve

from
2017
●

The

percentage

of

colleagues

who

believe

that

their
team

actively

seeks

feedback

to

understand
Customer

and

Client

expectations

has

been

Remuneration

report

Barclays

PLC

2020

Annual

Report

on

Form

20-F
Client

expectations”

maintained

at

a

strong

level

throughout

the

period
Society
Environmental

and
social

financing
Facilitate
£150bn

over
2018-25
●

Consistently

exceeded

targets,

a

total

of

£124.2bn
of

financing

delivered

between

2018

and

2020
against

a

target

of

£150bn

by

2025
●

Environmental

financing

increased

year

on

year
during

the

period
4.0%
Carbon

emissions
reduction
Reduce
operational
carbon
emissions

-
80%

by

2021
(accelerated
from

2025)
Renewable
electricity

-
90%

by

2021
●

Carbon

emissions

reduced

by

38%

by

2018

(over
2015

baseline),

exceeding

the

2018

target.

Further
reduction

of

71%

against

the

2018

baseline

to

date
●

Renewable

electricity

now

at

74%,

very

good
progress

towards

target

of

90%

by

2021
People

upskilled
Upskill

10
million

from
2018-22
Place

250,000
people

into
work

2019-22
●

6.9m

people

upskilled

between

2018

and

2020,
making

excellent

progress

towards

our

aspiration

of
helping

10m

people

by

2022
●

Good

progress

toward

Connect

with

Work

target,
with

more

than

116,000

people

placed

into

work

in
two

years,

despite

the

challenges

of

the

pandemic
during

2020
Total 11.0%
Note
a

Represented

to

1dp

for

the

purposes

of

the

assessment,

rounded

for

simplicity.

Actual

outcome

26.46%.
The

LTIP

award

is

also

subject

to

a

discretionary

underpin

whereby

the

Committee

must

be

satisfied

with

the

underlying

financial

health

of

the
Group.

The

Committee

was

satisfied

that

this

underpin

was

met,

and

accordingly

determined

that

the

award

should

vest

at

23.0%

of

the
maximum

number

of

shares

under

the

total

award,

to

be

released

in

five

equal

tranches

annually,

starting

from

March

2021.

After

release,

the
shares

are

subject

to

an

additional

12

month

holding

period.

Remuneration

report

Barclays

PLC

2020

Annual

Report

on

Form

20-F
LTIP

awards

granted

during

2020
An

award

was

made

to

Jes

Staley

and

Tushar

Morzaria

on

9th

March

2020

under

the

2020-2022

LTIP

at

a

share

price

of

£0.8003,

which

has
been

discounted

to

reflect

the

absence

of

dividend

equivalents

during

the

vesting

period,

in

accordance

with

our

DRP.

This

is

the

price

used

to
calculate

the

number

of

shares

below.
%

of

Total

Fixed
Pay
Number

of
shares
Face

value

at
grant
Performance
period
Jes

Staley
120% 4,117,455 £3,295,200 2020-2022
Tushar

Morzaria
120% 2,773,959 £2,220,000 2020-2022
The

performance

measures

for

the

2020-2022

LTIP

awards

are

as

follows:
Performance

measure
Weighting Threshold
Maximum

vesting
Average

return

on
tangible

equity

(RoTE)
ex

litigation

and
conduct

and

other
material

items
50%
10%

of

award

vests

for

RoTE

of

9.0%

(based

on

an
assumed

CET1

ratio

at

the

target

of

c.13.5%)
RoTE

of

10.5%
Vesting

of

this

element

will

depend

on

CET1

levels

during

the

performance

period:
●

In

line

with

regulatory

requirements,

if

the

CET1

ratio

goes

below

the

MDR

hurdle

during

the
performance

period,

the

Committee

will

consider

what

part,

if

any,

of

this

element

should

vest.
Average

cost:

income
ratio

ex

litigation

and
conduct

and

other
material

items
20%
4%

of

award

vests

for

cost:

income

ratio

of

60%
Cost:

income

ratio

of

58.5%
Risk

Scorecard
15%
The

Risk

Scorecard

captures

a

range

of

risks

and

is

aligned

with

the

annual

incentive

risk

alignment
framework

shared

with

the

regulators.

The

current

framework

measures

performance

against

three
broad

categories

–

Capital

and

Liquidity,

Control

Environment

and

Conduct

–

using

a

combination

of
quantitative

and

qualitative

metrics.

The

framework

may

be

updated

from

time

to

time

in

line

with

the
Group’s

risk

strategy.

Specific

targets

within

each

of

the

categories

are

deemed

to

be

commercially
sensitive.

Retrospective

disclosure

will

be

made

in

the

2022

Remuneration

Report,

subject

to
commercial

sensitivity

no

longer

remaining.
Strategic
non-financial
15%
The

evaluation

will

focus

on

key

performance

measures

from

the

Performance

Measurement
Framework,

with

a

detailed

retrospective

narrative

on

progress

throughout

the

period

against

each
category.

Performance

against

the

strategic

non-financial

measures

will

be

assessed

by

the
Committee

to

determine

the

percentage

of

the

award

that

may

vest

between

0%

and

15%.

The
measures

are

organised

around

three

main

categories:

Customer

and

Client,

Colleagues

and
Society.

Each

of

the

three

main

categories

has

equal

weighting.

Measures

will

likely

include,

but

not
be

limited

to,

the

following:
●

Customers

and

Clients:

Improve

Net

Promoter

Scores,

reduce

UK

customer

complaints,

increase
digital

engagement,

maintain

client

rankings

and

increase

market

shares

within

CIB
●

Colleagues:

Continue

to

increase

the

%

of

women

in

leadership

roles,

maintain

engagement

at
healthy

levels,

improve

key

metrics

from

2019,

including

Enable

scores
●

Society:

Grow

social

and

environmental

financing,

reduce

carbon

footprint

and

increase

use

of
renewable

energy,

continue

investing

in

our

communities.
Straight-line

vesting

applies

between

the

threshold

and

maximum

points

in

respect

of

the

financial

measures.
The

award

of

the

2020-2022

LTIP

was

made

in

March

2020

at

a

time

following

share

price

depreciation

following

the

onset

of

the

COVID-19
pandemic.

The

market

share

price

was

22%

down

on

the

market

share

price

at

the

prior

year

grant

due

to

various

global

factors,

which

we
believe

were

mostly

not

specific

to

Barclays.

Under

the

LTIP,

the

Committee

has

full

discretion

to

ensure

that

the

final

outcomes

are

warranted
based

on

the

performance

of

the

Group

in

light

of

all

relevant

factors

and

that

there

have

not

been

any

windfall

gains.

The

factors

considered

in
making

this

assessment

will

be

described

at

the

time

of

vest.

Remuneration

report

Barclays

PLC

2020

Annual

Report

on

Form

20-F
Executive

Directors:

Statement

of

implementation

of

remuneration

policy

in

2021
An

overview

of

how

the

remuneration

policy

will

be

implemented

for

Executive

Directors

in

2021

is

set

out

in

the

subsequent

sections.
The

following

chart

provides

an

illustrative

indication

of

how

2021

remuneration

will

be

delivered

to

the

Executive

Directors.

1
Fixed

pay

increases

for

the

Executive

Directors

agreed

under

the

new

Directors’

remuneration

policy

in

2020

have

been

further

postponed

until
at

least

H2

2021.

Should

the

increases

take

effect

in

H2

2021,

the

Fixed

Pay

for

Jes

Staley

would

increase

to

£2,400,000

and

for

Tushar
Morzaria

it

would

increase

to

£1,725,000,

and

cash

in

lieu

of

pension

would

also

increase

to

£120,000

and

£86,250

respectively.
2021

Fixed

Pay
At

the

onset

of

the

pandemic,

the

Executive

Directors

requested

that

the

Fixed

Pay

increases

proposed

as

part

of

the

Directors’

remuneration
policy

be

postponed

until

at

least

2021.

Given

the

current

macroeconomic

environment,

the

Executive

Directors

have

asked

that

these
increases

continue

to

be

postponed

until

at

least

H2

2021.

The

increases

will

be

reviewed

again

with

the

Committee

towards

the

end

of

H1
2021.

Remuneration

report

Barclays

PLC

2020

Annual

Report

on

Form

20-F
2021

annual

bonus

performance

measures
Performance

measures

with

appropriately

stretching

targets

have

been

selected

to

cover

a

range

of

financial

and

non-financial

goals

that
support

the

key

strategic

objectives

of

the

Company.

The

performance

measures

and

weightings

are

shown

below.
Financial

(60%

weighting)

A

performance

target
range

has

been

set

for
each

financial

measure
Drive

a

profitable

diversified

banking

model

that

is

resilient

through

economic

cycles
Profit

before

tax

(excluding

material

items)
(50%

weighting)
Payout

of

this

element

will

depend

on

the

CET1

ratio

at

the

end

of

the

performance

year.

In

line

with

regulatory
requirements,

if

the

CET1

ratio

is

below

the

MDR

hurdle

at

the

end

of

the

performance

year,

the

Committee

will
consider

what

part

if

any

of

this

element

should

pay

out.
Cost:

income

ratio

(excluding

material

items)
(10%

weighting)
Strategic

non-financial
(20%

weighting)
The

evaluation

will

focus
on

a

range

of

key

metrics
across

stakeholder
groups,

with

a

detailed
retrospective

narrative

on
progress

throughout

the
period

against

each
category.

Performance
against

the

measures

will
be

assessed

by

the
Committee

to

determine
the

percentage

of

the
award

that

may

vest
between

0%

and

20%.
Each

of

the

three

main
categories

has

equal
weighting.
The

measures

are

organised

around

three

main

categories:

Customers

and

Clients,

Colleagues

and

Society.
Measures

will

likely

include,

but

not

be

limited

to:
Customers

and

Clients:
Drive

world

class

outcomes

for

customers

and

clients

and

continue

to

support

them

through

the

pandemic:
●

Improve

Net

Promoter

Scores
●

Reduce

BUK

customer

complaints

and

improve

resolution

time
●

Maintain

client

ranking

and

market

share

within

CIB
●

Increase

digital

engagement
Colleagues:
Protect

and

strengthen

our

culture

through

our

Purpose,

Values

and

Mindset
●

Continue

to

improve

diversity

in

leadership

roles

●

Improve

inclusion

indicators
●

Maintain

engagement

at

healthy

levels
●

Maintain

culture

and

conduct

indicators
Society:
Drive

a

focus

on

the

sustainable

impact

of

our

business
●

Progress

towards

our

2030

£100bn

green

financing

commitment
●

Deliver

against

our

near

term

financing

emissions

targets

(2025)
●

Reduce

carbon

footprint

and

increase

use

of

renewable

energy
●

Continue

investing

in

our

communities

Personal

(20%

weighting)
Joint

personal

objectives:
Lead

the

investment

proposition

for

Barclays

and

ensure

a

strong

balance

sheet

which

underpins

returns

potential
●

Deliver

improving

shareholder

returns,

with

a

focus

on

RoTE

●

Maintain

robust

capital

ratios

across

the

Group

and

within

the

main

operating

entities

●

Seek

opportunities

for

further

cost

efficiencies,

enabling

reinvestment

into

strategic

priorities

and

growth
initiatives
●

Optimise

partnerships

within

the

Group

to

deliver

the

whole

of

Barclays

to

our

clients

●

Continue

to

drive

our

technology

agenda

across

the

Group

to

support

improving

customer

and

client
experience
●

Drive

growth

in

fee-based,

technology-led

annuity

businesses

with

lower

capital

intensity
Jes

Staley:
●

Embed

the

new

Purpose,

updated

Values

and

Mindset

across

the

organisation
●

Continue

to

develop

a

high

performing

culture

in

line

with

our

values,

with

a

focus

on

employee
engagement,

succession

planning,

talent

and

diversity
●

Ensure

a

continued

focus

on

customer

and

client

outcomes
●

Empower

the

effective

management

of

the

risk

and

controls

agenda,

including

cyber

risks
●

Continue

to

focus

on

external

societal

and

environmental

stewardship
●

Effectively

manage

relationships

with

key

external

stakeholders

and

society

more

broadly
Tushar

Morzaria:
●

Continue

to

optimise

financial

management

and

reporting

(particularly

through

technology)

to

drive
benefits

across

the

Group
●

Further

improve

capital

productivity

through

enhancing

capital

allocation

and

the

measurement

of

capital
returns
●

Oversee

the

effective

management

of

the

risk

and

controls

agenda

across

Group

Finance,

Strategy,

Tax
and

Treasury
●

Retain

focus

on

colleague

agenda

across

Group

Finance,

Strategy,

Tax

and

Treasury
●

Effectively

manage

relationships

with

key

external

stakeholders

including

regulators

and

investors

Remuneration

report

Barclays

PLC

2020

Annual

Report

on

Form

20-F
2021-2023

LTIP
The

Committee

decided

to

make

an

award

under

the

2021-2023

LTIP

cycle

to

Jes

Staley

and

Tushar

Morzaria

with

a

face

value

at

grant

of
140%

of

Fixed

Pay

for

the

CEO

and

134%

of

Fixed

Pay

for

the

GFD.

This

maximum

award

was

determined

following

a

detailed

review

of

their
individual

performance

throughout

2020

and

significant

personal

contribution

to

the

resilience

of

the

Group,

and

the

Committee

was

comfortable
that

this

is

commensurate

with

performance

delivered.

This

share

based

award

ensures

alignment

with

future

performance

over

the

three-year
assessment

period,

as

well

as,

shareholder

alignment

over

the

long

release

period

(up

to

eight

years

from

initial

award).
The

objective

of

the

LTIP

is

to

incentivise

the

Executive

Directors

to

deliver

on

the

long-term

strategy,

without

encouraging

excessive

risk-
taking.

In

its

deliberations

on

the

appropriate

financial

performance

measures

for

the

2021-2023

LTIP

cycle,

the

Committee

reflected

on

the
significant

remaining

macroeconomic

uncertainty.

Given

the

challenges

that

such

uncertainty

introduces

to

the

calibration

of

absolute

financial
targets,

the

Committee

decided

to

introduce

a

relative

performance

measure,

in

the

form

of

25%

relative

Total

Shareholder

Return.

The
weighting

of

the

RoTE

measure

will

be

correspondingly

reduced

to

25%

(from

50%

in

the

previous

cycle)

to

retain

a

total

of

50%

on

returns-type
measures.

It

will

be

tested

in

2023,

the

final

year

of

the

performance

period,

to

help

in

determining

how

effectively

the

Executive

Directors
navigate

the

financial

recovery

and

steer

Barclays

back

towards

our

targets

over

the

medium

term.
An

additional

challenge

arising

from

such

uncertainty

going

into

2021

and

beyond

will

be

to

ensure

that

the

Group

remains

appropriately
focused

on

prudential

stability

and

balance

sheet

strength,

while

continuing

to

be

able

to

support

our

customers

and

clients,

and

the

economies
in

which

we

operate.

Given

this

focus,

the

Committee

decided

to

introduce

a

standalone

CET1

measure

for

10%

of

the

award.

CIR

is

also
maintained

as

an

average

measure

over

the

performance

period,

with

its

weighting

slightly

reduced

to

10%.
As

noted

above,

the

unique

societal

and

resulting

macroeconomic

circumstances

have

created

significant

challenges

in

calibrating

absolute
longer-term

plan

targets.

Given

the

inherent

uncertainty,

and

the

desire

to

avoid

setting

targets

that

in

retrospect

turn

out

to

be

much

more
challenging

or

simpler

than

intended,

the

Committee

wanted

to

ensure

that

the

performance

targets

for

RoTE

and

CIR

appropriately

reflect

the
full

range

of

potential

outcomes

around

the

current

forecasts

(acknowledging

that

the

various

potential

macroeconomic

risks

and

opportunities
are

largely

outside

the

direct

control

of

the

Executive

Directors).

This

will

ensure

that

the

LTIP

has

the

desired

effect

of

continuing

to

motivate
and

retain

the

executives

throughout

the

performance

period,

whilst

still

requiring

a

very

strong

performance

for

full

vesting.

Given

this

basis

for
the

calibration

of

the

ranges,

the

vesting

proportion

for

attaining

threshold

performance

has

been

correspondingly

reduced

from

the

previous
20%

to

0%.

This

does

not

impact

the

TSR

or

CET1

measures.

The

Committee

retains

ultimate

discretion

to

ensure

that

the

outcomes

are
appropriate

in

light

of

all

relevant

factors

at

the

end

of

the

performance

period.
The

Committee

also

considered

how

our

ambition

to

be

net

zero

by

2050

should

be

reflected

in

pay

for

the

Executive

Directors.

The

decision
was

to

include

a

standalone

Climate

measure

within

the

LTIP,

providing

clear

alignment

between

the

LTIP

outcome,

up

to

a

maximum

of

10%,
and

progress

towards

our

targets

which

will

help

us

to

become

net

zero

by

2050.

To

accommodate

the

addition

of

the

Climate

measure,

the
weighting

for

the

Risk

Scorecard

and

Strategic

non-financial

measures

(excluding

Climate)

will

be

reduced

to

10%

each.
Performance

against

the

Risk

Scorecard

has

improved

over

the

last

three

years,

giving

an

outcome

of

12%

out

of

15%

for

the

2018-2020

LTIP.
While

it

is

very

important

that

the

Executive

Directors

focus

on

maintaining

performance

in

this

area,

the

Committee

felt

comfortable

that

a

lower
weighting

could

be

applied.
The

2021-2023

LTIP

award

will

be

subject

to

the

following

forward-looking

performance

measures.
Performance

measure
Weighting Threshold
Maximum

vesting
2023

return

on

tangible
equity

(RoTE)

ex
material

items
a
25%
0%

of

award

vests

for

RoTE

of

6.0%

rising

on

a

straight

line
basis
RoTE

of

12.0%
Average

cost:

income
ratio

ex

material

items
10%
0%

of

award

vests

for

average

cost:

income

ratio

of

65.0%

rising
on

a

straight

line

basis
Average

cost:

income

ratio

of
62.0%
Maintain

CET

1

ratio
within

the

target

range
10%
If

CET1

is

below

MDA

hurdle
b

+180bps

during

the

period,

the
Committee

will

consider

what

portion

of

this

element

should

vest,
based

on

the

causes

of

the

CET1

reduction.
If

CET1

is

above

MDA

hurdle

+280bps

but

does

not

make
progress

towards

the

range

over

the

period,

the

Committee

will
consider

what

portion

of

this

element

should

vest,

based

on

the
reasons

for

the

elevated

levels

of

CET1

versus

target

range

and
the

associated

impacts.
CET1

ratio

between

180bps
and

280bps

above

MDA

hurdle
throughout

the

period
Relative

Total
Shareholder

Return
(TSR)
25%

6.25%

vests

for

performance
c

at

median

of

the

peer

group
d
rising

on

a

straight-line

basis
Performance

at

the

upper
quartile
Risk

Scorecard
10%
The

Risk

Scorecard

captures

a

range

of

risks

and

is

aligned

with

the

annual

incentive

risk

alignment
framework

shared

with

the

regulators.

The

current

framework

measures

performance

against

three
broad

categories

–

Capital

and

Liquidity,

Control

Environment

and

Conduct

–

using

a

combination

of
quantitative

and

qualitative

metrics.

The

framework

may

be

updated

from

time

to

time

in

line

with

the
Group’s

risk

strategy.

Specific

targets

within

each

of

the

categories

are

deemed

to

be

commercially
sensitive.

Retrospective

disclosure

will

be

made

in

the

2023

Remuneration

Report,

subject

to
commercial

sensitivity

no

longer

remaining.
Climate 10%
The

evaluation

will

focus

on

progress

towards

our

ambition

to

be

a

net

zero

bank

by

2050

including:
●

our

commitment

to

align

our

financing

with

the

goals

of

the

Paris

Climate

Agreement;

and
●

our

commitment

to

£100bn

of

green

financing

by

2030.
There

will

be

detailed

retrospective

narrative

on

progress

over

the

period,

including

consideration

of
progress

towards

other

relevant

targets.

Performance

will

be

assessed

by

the

Committee

to
determine

the

percentage

of

the

award

that

may

vest

between

0%

and

10%.
Strategic
non-financial
10%
The

evaluation

will

focus

on

key

performance

measures

from

the

Performance

Measurement
Framework,

with

a

detailed

retrospective

narrative

on

progress

throughout

the

period

against

each

Remuneration

report

Barclays

PLC

2020

Annual

Report

on

Form

20-F
category.

Performance

against

the

strategic

non-financial

measures

will

be

assessed

by

the
Committee

to

determine

the

percentage

of

the

award

that

may

vest

between

0%

and

10%.

The
measures

are

organised

around

three

main

categories:

Customer

and

Client,

Colleagues

and
Society

(Citizenship).

Each

of

the

three

main

categories

has

equal

weighting.

Measures

will

likely
include,

but

not

be

limited

to,

the

following:
Customers

and

Clients:

Drive

world

class

outcomes

for

customers

and

clients

and

continue

to

support

them

through

the
pandemic:

improve

Net

Promoter

Scores,

reduce

BUK

customer

complaints

and

improve

resolution
time,

maintain

client

ranking

and

market

share

within

CIB,

increase

digital

engagement.
Colleagues:

Protect

and

strengthen

our

culture

through

our

Purpose,

Values

and

Mindset:

continue

to

improve
diversity

in

leadership

roles,

improve

inclusion

indicators,

maintain

engagement

at

healthy

levels

and
maintain

culture

and

conduct

indicators.
Society

(Citizenship):

Drive

a

focus

on

the

sustainable

impact

of

our

business:

continue

investing

in

our

communities,
including

LifeSkills,

Connect

with

Work

and

Unreasonable

Impact.
Notes
a

Based

on

an

assumed

CET1

ratio

at

the

mid

-point

of

the

Group

target

range,

13-

14%
b

Currently

11.2%
c

Performance

assessed

over

the

period

from

1

January

2021

to

31

December

2023.

Start

and

end

TSR

data

will

be

the

Q4

average

for

2020

and

2023

respectively

and

will

be
measured

in

GBP

for

each

company.

d

The

peer

group

is

comprised

of

multinational

banks

in

Europe

and

North

America

of

comparable

size

to

Barclays

and

whose

TSR

has

a

high

degree

of

correlation

with
Barclays’.

The

constituents

of

the

comparator

group

are

reviewed

annually,

prior

to

each

new

LTIP

grant.

The

peer

group

for

the

2021

-23

award

is:

Banco

Santander,

Bank

of
America,

BBVA,

BNP

Paribas,

Citigroup,

Credit

Agricole,

Credi

t

Suisse,

Deutsche

Bank,

HSBC,

ING

Groep,

Lloyds

Banking

Group,

Morgan

Stanley,

NatWest

Group,

Societe
Generale,

Standard

Chartered,

UBS,

Unicredit

Remuneration

report

Barclays

PLC

2020

Annual

Report

on

Form

20-F
Illustrative

scenarios

for

Executive

Directors’

remuneration
The

charts

below

show

the

potential

value

of

the

current

Executive

Directors’

2021

total

remuneration

in

three

main

scenarios:

‘Minimum’

(i.e.
Fixed

Pay,

Pension

and

benefits),

‘Mid-point’

(i.e.

Fixed

Pay,

Pension,

benefits

and

50%

of

the

maximum

variable

pay

that

may

be

awarded)
and

‘Maximum’

(i.e.

Fixed

Pay,

Pension,

benefits

and

the

maximum

variable

pay

that

may

be

awarded).

For

the

purposes

of

these

charts,

the
value

of

benefits

is

based

on

an

estimated

annual

value

for

2021

regular

contractual

benefits.

Additional

ad

hoc

benefits

may

arise,

for

example,
overseas

relocation

of

Executive

Directors,

but

will

always

be

provided

in

line

with

the

DRP.

A

significant

proportion

of

the

potential

remuneration

of

the

Executive

Directors

is

variable

and

is

therefore

performance

related.

It

is

also

subject
to

deferral,

additional

holding

periods,

malus

and

clawback.

In

line

with

reporting

requirements,

we

have

provided

an

indication

of

the

maximum
remuneration

receivable,

assuming

share

price

appreciation

of

50%

on

the

LTIP.

Remuneration

report

Barclays

PLC

2020

Annual

Report

on

Form

20-F
Additional

remuneration

disclosures
Group

performance

graph

and

Group

CEO

remuneration
The

performance

graph

below

illustrates

the

performance

of

Barclays

over

the

financial

years

from

2011

to

2020

in

terms

of

total

shareholder
return

compared

with

that

of

the

companies

comprising

the

FTSE

100

index.

The

index

has

been

selected

because

it

represents

a

cross-section
of

leading

UK

companies.
The

table

below

presents

the

single

figure

for

remuneration

and

annual

incentive

and

long-term

incentive

plan

outcomes

for

the

Group

Chief
Executive

over

the

past

10

years.
Year 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020
Group

Chief
Executive
Robert
Diamond
Robert
Diamond
Anthony
Jenkins
Anthony
Jenkins
Anthony
Jenkins
Anthony
Jenkins
John
McFarlane
Jes
Staley
Jes
Staley
Jes
Staley
Jes
Staley
Jes
Staley
Jes
Staley
Single

total
remuneration
figure

CEO
11,070 a 1,892 529 1,602 5,467 c 3,399 305 277 4,233 3,873 3,362 5,929 4,013
Annual
bonus

award
as

a

%

of
maximum
80% 0% 0% 0% 57% 48% N/A N/A 60% 48.5% 48.3% 75.0% 38.6%
Long-term
incentive
plan

vesting
as

a

%

of
maximum
N/A b 0% N/A b N/A b 30% 39% N/A b N/A b N/A b N/A b N/A b 48.5% 23%
Notes
a

This

figure

includes

£5,745k

tax

equalisation

as

set

out

in

the

2011

Remuneration

Report.

Robert

Diamond

was

tax

equalised

on

tax

above

the

UK

rate

where

that

could

not
be

offset

by

a

double

tax

treaty.
b

Not

a

participant

in

a

long

-term

incentive

award

which

vested

in

the

period.
c

Antony

Jenkins’

2014

pay

is

higher

than

in

earlier

years

since

he

declined

a

bonus

in

2012

and

2013

and

did

not

have

LTIP

vesting

in

those

years.
Group

CEO

Pay

ratio
The

table

below

shows

the

ratios

of

the

Group

Chief

Executive’s

total

remuneration

to

the

remuneration

of

UK

employees

since

2018.

The
change

in

the

pay

ratios

for

2020

is

explained

in

more

detail

below.
Option 25
th

percentile
Median 75
th

percentile
2020 A
137

x
90

x
51

x
2019 A
213

x
140

x
77

x
2018 A
126

x
85

x
45

x
The

regulations

provide

three

options

which

may

be

used

to

calculate

total

pay

for

the

employees

at

the

25th

percentile,

median

and

75th
percentile.

Following

guidance

issued

by

some

proxy

advisers

and

institutional

shareholders,

we

have

selected

Option

A

to

calculate

total

pay
for

each

calendar

year

using

the

employee

population

on

the

31
st

of

December

of

each

respective

year.

Option

A

calculates

total

pay

for

all

employees

on

the

same

basis

as

the

single

figure

for

remuneration

is

calculated

for

Executive

Directors.
Total

pay

for

each

employee

includes

earned

fixed

pay,

which

is

made

up

of

salary,

Role

Based

Pay

(RBP)

and

relevant

allowances,

annual
incentives

awarded

for

the

2020

calendar

year,

and

an

estimate

of

pension

and

benefits

for

2020.

Other

elements

of

pay

such

as

overtime

and
shift

allowances

have

been

excluded

as

previously.

The

estimate

of

pension

for

each

employee

is

based

on

the

percentage

currently

available
to

new

hires

in

the

UK

(between

10%

for

the

more

senior

and

12%

for

the

more

junior

Corporate

Grades).

The

estimate

of

benefits

is

based

on
the

cost

of

core

benefits

available

at

each

Corporate

Grade,

including

private

medical

insurance,

income

protection

and

life

assurance.
Calculations

use

full-time

equivalent

pay

data

taken

from

our

HR

systems

for

all

employees.

Remuneration

report

Barclays

PLC

2020

Annual

Report

on

Form

20-F
Total

pay

and

Fixed

Pay

for

the

employees

at

the

25th

percentile,

median

and

75th

percentile

are

set

out

in

the

table

below.
25
th

percentile
Median 75
th

percentile
Total

pay
Fixed

Pay
Total

pay
Fixed

Pay
Total

pay
Fixed

Pay
2020 £29,380 £24,706 £44,631 £37,460 £79,324 £64,272
2019 1 £27,875 £23,348 £42,362 £35,158 £77,488 £62,263
2018 1 £26,587 £21,899 £39,390 £32,202 £74,685 £60,000
1

Fixed

Pay

figures

for

2018

and

2019

have

been

restated

to

also

include

relevant

allowances

(such

as

the

London

mobility

allowance

and
legacy

supplementary

cash

allowances)

in

additional

to

earned

salary.

2020

fixed

pay

figures

include

earned

salary

and

the

London

mobility
allowance.

2020

total

pay

also

includes

increases

to

employer

funded

pension

contributions

(up

to

12%

for

junior

colleagues)

where

relevant.

The

pay

ratios

have

decreased

between

2019

and

2020,

largely

due

to

a

decrease

in

the

CEO

total

single

figure

of

remuneration,

although
employee

total

pay

has

also

increased

by

5%

at

the

LQ

and

median,

and

by

2%

at

the

UQ.

The

decrease

in

the

CEO

single

figure

of

remuneration

from

2019

to

2020

is

a

result

of

lower

outcomes

on

the

CEO’s

annual

bonus

and

LTIP
due

to

reduced

performance

against

financial

measures

during

the

COVID-19

pandemic,

as

well

as

the

decrease

in

Executive

Director

pension
contributions

which

were

reduced

as

part

of

the

new

DRP

in

May

2020.

The

impact

of

the

reduced

financial

performance

on

pay

for

the

median
employee

is

minimal,

given

the

comparatively

higher

proportion

of

fixed

pay,

and

the

Company’s

approach

to

protecting

annual

incentives
outcomes

for

the

more

junior

colleagues,

in

line

with

our

approach

to

fair

pay

and

to

reward

their

contributions

to

supporting

customers

and
clients

during

the

pandemic.

Barclays

remuneration

philosophy

is

set

out

earlier

in

this

report,

and

all

remuneration

decisions

for

Executive

Directors

and

the

wider

workforce
are

made

within

this

framework.

The

CEO

pay

ratio

is

one

of

the

outcomes

of

all

of

these

decisions,

which

are

explained

in

more

detail

in

the
Chairman’s

statement.
Total

remuneration

of

the

employees

in

the

Barclays

Group
The

table

shows

the

number

of

employees

in

the

Barclays

Group

as

at

31

December

2019

and

2020

in

bands

by

reference

to

total
remuneration.

Total

remuneration

comprises

salary,

RBP,

other

allowances,

bonus

and

the

value

at

award

of

LTIP

awards.
Barclays

is

a

global

business

and

particularly

within

the

investment

banking

businesses

a

large

proportion

of

our

business

and

employees

are
based

outside

of

the

UK,

with

a

strong

presence

in

the

US.

Of

those

employees

earning

above

£1m

in

total

remuneration

for

2020

in

the

table
below,

59%

are

based

in

the

US,

and

only

33%

in

the

UK

and

8%

in

the

rest

of

the

world.
Remuneration

band
Number

of

employees
2020 2019
£0

to

£25,000
27,446 26,706
£25,001

to

£50,000
27,815 26,989
£50,001

to

£100,000
18,799 18,266
£100,001

to

£250,000
11,534 11,428
£250,001

to

£500,000
2,217 2,259
£500,001

to

£1,000,000
882 884
£1,000,001

to

£2,000,000
325 290
£2,000,001

to

£3,000,000
71 68
£3,000,001

to

£4,000,000
31 23
£4,000,001

to

£5,000,000
10 5
£5,000,001

to

£6,000,000
8 11
Above

£6,000,000
3 2

Remuneration

report

Barclays

PLC

2020

Annual

Report

on

Form

20-F
Annual

percentage

change

in

remuneration

of

Directors’

and

employees
The

table

below

shows

the

percentage

change

in

the

Executive

Directors’

Fixed

Pay,

benefits

and

bonus

between

2019

and

2020

compared
with

the

percentage

change

in

each

of

those

components

of

pay

for

UK

based

employees,

and

employees

of

the

Barclays

PLC

(BPLC),

the
parent

company

of

the

Group.
Fixed

Pay
Benefits
Annual
bonus
2019/

2020
Group

CEO
0% 10% -49%
Group

FD
0% 9% -49%
Median

UK

employee
7% 20% -16%
Median

employee

of

BPLC
7% 26% -16%
For

the

Executive

Directors,

percentage

change

figures

are

calculated

using

the

single

total

figure

for

2020

remuneration

table.

Their

increases
in

benefits

from

2019

to

2020

are

due

to

increased

costs

of

the

provision

of

private

medical

cover,

life

assurance

and

income

protection.

Similarly,

for

the

UK

employees

and

employees

of

BPLC,

the

increase

in

median

benefits

value

between

2019

and

2020

is

also

due

to

an
increase

in

the

costs

of

the

provision

of

private

medical

cover,

life

assurance

and

income

protection.
For

the

UK

employees,

in

addition

to

typical

salary

increases,

the

7%

increase

in

median

fixed

pay

also

reflects

the

impact

of

the

Barclays

UK
Reward

Strategy

changes

(effective

July

2019).

This

amended

how

pay

is

structured

for

c.19,500

employees

in

line

with

our

approach

to

fair
pay.

For

the

impacted

employees,

a

portion

of

previous

bonus

opportunity

was

transferred

into

fixed

pay,

ensuring

a

larger

proportion

of

their
overall

pay

package

is

fixed,

pensionable

and

is

not

impacted

by

business

performance.

These

increases

in

fixed

pay

and

reductions

in

bonus
opportunity

are

reflected

in

pay

for

the

second

half

of

2019

and

full

year

for

2020,

also

contributing

to

the

16%

decrease

in

median

bonus.

BPLC

only

employs

a

very

small

number

of

Head

Office

employees

(56

for

2020).

Between

2019

and

2020,

BPLC

experienced

significant
headcount

movement

with

around

half

the

2019

BPLC

employees,

predominantly

at

more

junior

levels,

moving

to

other

Legal

employing

entities
in

2020.

In

order

to

make

a

meaningful

year

on

year

comparison,

the

figures

are

therefore

based

on

all

individuals

employed

by

BPLC

in

both
years.
The

table

below

shows

the

percentage

change

in

fees

for

the

Chairman

and

the

Non-Executive

Directors

between

2019

and

2020.

Non-
Executive

Directors

who

joined

on

or

after

1

January

2020

are

not

included.
As

set

out

in

the

2019

Directors’

Remuneration

Report,

all

Non-Executive

Directors

other

than

the

Chairman

received

an

increase

of

£10,000

to
their

basic

Board

fee

from

1

January

2020

–

the

first

increase

to

this

fee

since

2011.

The

Chairman

receives

an

all-inclusive

fee

which

was

not
increased.

Fees

were

also

increased

by

£10,000

for

the

Chairs

of

the

Audit

and

Risk

Committees

(the

first

increases

since

2011

and

2017
respectively)

and

by

£5,000

for

members

of

the

Risk

Committee

(last

increased

in

2011).

Other

increases

relate

to

set

fees

for

additional
responsibilities

taken

on

by

the

Non-Executive

Directors

in

2020.
Fees
2019/

2020
Nigel

Higgins
b 0%
Mike

Ashley
a 19%
24%
2%
0%
36%
-3%
4%
4%
Tim

Breedon
a
24%
Sir

Ian

Cheshire
2%
Mary

Anne

Citrino
a,b 33%
Dawn

Fitzpatrick
b,c
36%
Mary

Francis
a -3%
Crawford

Gillies
4%
Diane

Schueneman
a 3%
Notes
a

These

Non-Executive

Directors

joined

the

Board

of

BBPLC

in

September

2019

and

received

a

pro-rata

fee

for

that

year.

For

2020,

the

full

year

fee

of

£30,000

was

paid.

The
same

applies

to

the

Board

fees

for

BCSL

for

Mike

Ashley

and

Tim

Breedon,

for

which

an

annual

fee

of

£20,000

is

paid.

A

significant

portion

of

the

change

in

fees

relates

to
these

additional

responsibilities.

b

For

those

who

were

appointed

during

2019

or

who

stood

down

during

2020,

fees

are

pro-rated

up

for

the

purposes

of

this

comparison.
c

Dawn

Fitzpatrick

joined

the

Risk

Committee

on

1

January

2020

and

received

the

fee

of

£30,000

for

this

additional

responsibility

from

that

date.

This

accounts

for

27%

of

the
increase.
Relative

importance

of

spend

on

pay
A

year

on

year

comparison

of

Group

compensation

costs

and

distributions

to

shareholders

are

shown

below.

Remuneration

report

Barclays

PLC

2020

Annual

Report

on

Form

20-F
Chairman

and

Non-Executive

Directors
Remuneration

for

Non-Executive

Directors

reflects

their

responsibilities,

time

commitment

and

the

level

of

fees

paid

to

Non-Executive

Directors
of

comparable

major

UK

companies.

Fees

are

pro-rated

for

periods

of

service.
Non-Executive

Directors

are

reimbursed

expenses

that

are

incurred

for

business

reasons.

Any

tax

that

arises

on

these

reimbursed

expenses
is

paid

by

Barclays.
Chairman

and

Non-Executive

Directors:

Single

total

figure

for

2020

fees

(audited)
Fees Benefits Total
2020
£000
2019
£000
2020
£000
2019
£000
2020
£000
2019
£000
Chairman
Nigel

Higgins
a
800 541 6 3 806 544
John

McFarlane
272 - 6 278
Non-Executive

Directors
Mike

Ashley
b,

c
265 222 - - 265 222
Tim

Breedon
b,

c
295 238 - - 295 238
Sir

Ian

Cheshire
d
490 480 - - 490 480
Mary

Anne

Citrino
b
113 113 - - 113 113
Mohamed

El-Erian
b 135 - - - 135 -
Dawn

Fitzpatrick
b 150 29 - - 150 29
Mary

Francis
b
150 155 - - 150 155
Crawford

Gillies
241 231 - - 241 231
Brian

Gilvary
108 - - - 108 -
Sir

Gerry

Grimstone
80 - - 80
Reuben

Jeffery

III
41 - - 41
Matthew

Lester
143 - - 143
Dambisa

Moyo
46 - - 46
Diane

Schueneman
b,e
390 377 - - 390 377
Mike

Turner
36 - - 36
Total 3,137 3,004 6 9 3,143 3,013
Notes
a

Nigel

Higgins

does

not

receive

a

fee

in

respect

of

his

role

as

Chairman

of

Barclays

Bank

PLC.

During

2020,

Nigel

donated

one-third

of

his

fees

for

a

six

month

period

to
charitable

causes

supporting

the

response

to

COVID-19.
b

These

Non-Executive

Directors

are

appointed

to

the

Board

of

Barclays

Bank

PLC.

They

receive

an

additional

annual

fee

of

£30,000,

paid

by

Barclays

Bank

PLC

in

respect

of
this

appointment

(pro

rata

for

service

in

2019).
c

These

Non-Executive

Directors

received

an

additional

annual

fee

of

£20,000

for

their

services

to

Barclays

Capital

Securities

Limited

(pro-rata

for

service

in

2019).
d

Sir

Ian

Cheshire’s

figures

include

fees

of

£400,000

for

his

role

as

Chairman

of

Barclays

Bank

UK

PLC.
e

Diane

Schueneman

is

Chair

of

Barclays

Execution

Services

Limited

(the

Group

Service

Company)

and

is

a

member

of

the

Barclays

US

LLC

(the

US

Intermediate

Holding
Company)

Board.

The

2020

figure

includes

fees

of

£70,000

for

her

role

on

the

Barclays

Execution

Services

Limited

Board

and

$180k

(£140k)

for

her

role

on

the

Barclays

US
LLC

Board.
Chairman

and

Non-Executive

Directors:

Statement

of

implementation

of

remuneration

policy

in

2021
Fees

for

the

Chairman

and

Non-Executive

Directors

for

2021

are

shown

below.

The

fees

were

last

reviewed

in

2019

and

revised

for

2020,

there
have

been

no

subsequent

amendments.
1

January

2021
£000
1

January

2020
£000
Chairman a 800 800
Board

member
90 90
Additional

responsibilities
Senior

Independent

Director
36 36
Chairman

of

Board

Audit

or

Risk

Committee

80 80
Chairman

of

the

Board

Remuneration

Committee

70 70
Membership

of

Board

Audit,

Remuneration

or

Risk

Committee
30 30
Membership

of

Board

Nominations

Committee
15 15
Notes
a

The

Chairman

does

not

receive

any

fees

in

addition

to

the

Chairman

fees.

Remuneration

report

Barclays

PLC

2020

Annual

Report

on

Form

20-F
Directors’

shareholdings

and

share

interests
Interests

in

Barclays

PLC

shares

(audited)
The

table

below

shows

shares

owned

beneficially

by

all

the

Directors

(including

any

shares

owned

beneficially

by

their

connected

persons)

and
shares

over

which

Executive

Directors

hold

awards,

which

are

subject

to

either

deferral

terms

and/or

performance

measures.

The

shares

shown
below

that

are

subject

to

performance

measures

are

the

maximum

number

of

shares

that

may

be

released.
The

total

shares

at

16

February

2021

were

the

same

for

all

Directors

in

service

as

at

31

December

2020.
Owned

outright

as

at

31
December

2020

(or

date

of
retirement

from

the

board

if
earlier)
Unvested
Total

as

at

31
December

2020

(or
date

of

retirement
from

the

Board,

if
earlier)
Subject

to
performance
measures
Not

subject

to
performance
measures
Executive

Directors
Jes

Staley
5,733,176 9,470,652 1,901,952 17,105,780
Tushar

Morzaria
3,995,583 6,350,669 1,135,548 11,481,800
Chairman
Nigel

Higgins
1,550,900 - - 1,550,900
Non-Executive

Directors
Mike

Ashley
360,527 - - 360,527
Tim

Breedon
180,641 - - 180,641
Sir

Ian

Cheshire
117,183 - - 117,183
Mary

Anne

Citrino
27,696 - - 27,696
Mohamed

A.

El-Erian
119,777 - - 119,777
Dawn

Fitzpatrick
923,380 - - 923,380
Mary

Francis
46,332 - - 46,332
Crawford

Gillies
200,146 - - 200,146
Brian

Gilvary
138,794 - - 138,794
Diane

Schueneman
75,804 - - 75,804
Executive

Directors’

shareholdings

and

share

interests

(audited)
The

chart

below

shows

the

value

of

Barclays’

shares

held

beneficially

by

Jes

Staley

and

Tushar

Morzaria

that

count

towards

the

shareholding
requirement

as

at

31

December

2020

using

the

Q4

2020

Barclays’

ordinary

share

price

of

£1.2677.

The

shareholding

requirement

is

233%

of
Fixed

Pay

for

Jes

Staley

and

224%

of

Fixed

Pay

for

Tushar

Morzaria.

The

current

Executive

Directors

have

five

years

from

their

respective
dates

of

appointment

to

meet

this

requirement.

Remuneration

report

Barclays

PLC

2020

Annual

Report

on

Form

20-F
Service

contracts

and

letters

of

appointment
All

Executive

Directors

have

a

service

contract,

whereas

all

Non-Executive

Directors

have

a

letter

of

appointment.

Copies

of

the

service
contracts

and

letters

of

appointment

are

available

for

inspection

at

the

Company’s

registered

office.

The

effective

dates

of

the

current

Directors’
appointments

disclosed

in

their

service

contracts

or

letters

of

appointment

are

shown

in

the

table

below.
As

stated

in

the

letters

of

appointment,

the

Chairman

and

Non-Executive

Directors

are

appointed

for

an

initial

term

of

three

years

and

are
subject

to

annual

re-election

by

shareholders.

On

expiry

of

the

initial

term

and

subject

to

the

needs

of

the

Board,

Non-Executive

Directors

may
be

invited

to

serve

a

further

three

years.

Non-Executive

Directors

appointed

beyond

six

years

will

be

at

the

discretion

of

the

Board

Nominations
Committee.
Effective

date

of

appointment
Chairman
Nigel

Higgins
1

March

2019

(Non-Executive

Director)
2

May

2019

(Chairman)
Executive

Directors
Jes

Staley
1

December

2015
Tushar

Morzaria
15

October

2013
Non-Executive

Directors
Mike

Ashley
18

September

2013
Tim

Breedon
1

November

2012
Sir

Ian

Cheshire
3

April

2017
Mohamed

A.

El-Erian
1

January

2020
Dawn

Fitzpatrick
25

September

2019
Mary

Francis
1

October

2016
Crawford

Gillies
1

May

2014
Brian

Gilvary
1

February

2020
Diane

Schueneman
25

June

2015
Payments

to

former

Directors

(audited)
Former

Group

Finance

Director:

Chris

Lucas
In

2020,

Chris

Lucas

continued

to

be

eligible

to

receive

life

assurance

cover,

private

medical

cover

and

payments

under

the

Executive

Income
Protection

Plan

(EIPP).

Full

details

of

his

eligibility

under

the

EIPP

were

disclosed

in

the

2013

Directors’

Remuneration

Report

(page

115

of

the
2013

Annual

Report).

Chris

Lucas

did

not

receive

any

other

payment

or

benefit

in

2020.
Former

Non-Executive:

Reuben

Jeffery

III
Reuben

Jeffery

III

was

appointed

as

a

member

of

the

Barclays

US

LLC

(the

US

Intermediate

Holding

Company)

Board

until

28

August

2020.

He
received

fees

of

$150,000

per

annum

for

this

role

on

the

Barclays

US

LLC

Board,

pro-rated

for

his

period

of

service

in

line

with

policy.
Previous

AGM

voting

outcomes
The

table

below

shows

the

voting

result

in

respect

of

our

remuneration

report

and

Directors’

remuneration

policy

at

the

AGM

held

on

7

May
2020.
Shareholder

votes

on

remuneration
For

%

of

votes

cast
Number
Against

%

of

votes

cast
Number
Withheld
Number
Vote

on

the

2019

Remuneration

Report

at

the

2020

AGM
95.78%
11,354,434,198
4.22%
500,456,293 90,893,005
Vote

on

the

Directors’

remuneration

policy

at

the

2020

AGM
96.29%
11,308,670,932
3.71%
436,091,600 201,020,969
At

the

AGM

held

on

24

April

2014,

96.02%

(10,364,453,159

votes)

of

shareholders

of

Barclays

PLC

voted

for

the

resolution

in

respect

of

a

fixed
to

variable

remuneration

ratio

of

1:2

for

‘Remuneration

Code

Staff

’

(now

known

as

MRTs).

On

14

December

2017,

the

Board

of

Barclays

PLC
as

shareholder

of

Barclays

Bank

PLC

approved

the

resolution

that

Barclays

Bank

PLC

and

any

of

its

current

and

future

subsidiaries

be
authorised

to

apply

a

ratio

of

the

fixed

to

variable

components

of

total

remuneration

of

their

MRTs

that

exceeds

1:1,

provided

the

ratio

does

not
exceed

1:2.

On

15

November

2018,

the

Board

of

Barclays

PLC

as

shareholder

of

Barclays

Bank

UK

PLC

approved

an

equivalent

resolution

in
relation

to

MRTs

within

Barclays

Bank

UK

PLC

and

any

of

its

subsidiaries.

Remuneration

report

Barclays

PLC

2020

Annual

Report

on

Form

20-F
Barclays

Board

Remuneration

Committee
The

Committee

is

responsible

for

overseeing

Barclays’

remuneration

as

described

in

more

detail

below.
Terms

of

Reference
The

role

of

the

Committee

is

to:
◾

set

the

overarching

principles

and

parameters

of

remuneration

policy

across

the

Group;
◾

consider

and

approve

the

remuneration

arrangements

of

(i)

the

Chairman,

(ii)

the

Executive

Directors,

(iii)

members

of

the

Barclays

Group
Executive

Committee

and

any

other

senior

executives

specified

by

the

Committee

from

time

to

time,

and

(iv)

all

other

Group

employees
whose

total

annual

compensation

exceeds

an

amount

determined

by

the

Committee

from

time

to

time

(currently

£2m);

and
◾

exercise

oversight

for

remuneration

issues.
The

Committee

considers

the

overarching

objectives,

principles

and

parameters

of

remuneration

policy

across

the

Group

to

ensure

it

is

adopting
a

coherent

approach

in

respect

of

all

employees.

In

discharging

this

responsibility,

the

Committee

seeks

to

ensure

that

the

policy

is

fair

and
transparent,

avoids

complexity

and

assesses,

among

other

things,

the

impact

of

pay

arrangements

in

supporting

the

Group’s

culture,

values

and
strategy

and

on

all

elements

of

risk

management.

The

Committee

also

approves

incentive

pools

for

each

of

the

Group,

Barclays

Bank

PLC,
Barclays

Bank

UK

PLC

and

BX,

periodically

reviews

(at

least

annually)

all

material

matters

of

retirement

benefit

design

and

governance,

and
exercises

judgement

in

the

application

of

remuneration

policies

to

promote

the

long-term

success

of

the

Group

for

the

benefit

of

shareholders.
The

Committee

and

its

members

work

as

necessary

with

other

Board

Committees,

and

is

authorised

to

select

and

appoint

its

own

advisers

as
required.
Committee

Effectiveness

in

2020

The

2020

Committee

effectiveness

review

was

conducted

in

accordance

with

the

Code.

This

internal

review

involved

completion

of

a

tailored
questionnaire

by

Committee

members

and

senior

management,

in

line

with

the

approach

adopted

for

all

Board

Committees

in

2020.

The

review
is

an

important

part

of

the

way

Barclays

monitors

and

improves

Committee

performance

and

effectiveness,

maximising

strengths

and
highlighting

areas

for

further

development.
The

results

confirm

that

the

Committee

is

operating

effectively.

The

Committee

continues

to

be

well

constituted

and

provides

an

effective

level
of

challenge

and

oversight

of

the

areas

within

its

remit.

In

particular,

feedback

indicates

that

the

Committee

continued

to

operate

effectively
during

the

year

in

the

context

of

the

COVID-19

pandemic,

notwithstanding

the

need

to

convene

remotely.

It

was

also

noted

that

the

Committee
spends

time

on

key

judgement

areas,

which

was

of

particular

importance

during

2020.

Consideration

will

be

given

to

adding

an

additional
member

of

the

Committee,

in

light

of

Crawford

Gillies

stepping

down

as

Committee

Chair

at

the

end

of

February

2021.

The

Committee’s

interaction

with

the

Board,

Board

Committees

and

senior

management

is

considered

effective,

with

continued

positive
engagement

and

dialogue

with

senior

management.

It

was

also

noted

that

the

natural

overlay

with

the

Board

Risk

Committee

had

been
reflected

formally

in

the

Committee’s

Terms

of

Reference

during

the

year.

In

response

to

a

request

to

provide

feedback

on

interaction

with
subsidiary

committees,

the

Committee’s

interaction

with

the

principal

subsidiary

remuneration

committees

was

also

considered

effective,

and

in
line

with

regulatory

requirements.
Following

the

consolidation

of

the

membership

of

the

Committee

with

the

BBPLC

Board

Remuneration

Committee

in

September

2019

(with

the
exception

of

the

Committee

Chair

and

Brian

Gilvary,

who

attend

as

observers

only

for

matters

relating

to

BBPLC),

coverage

of

BBPLC

matters
within

aligned

meetings

was

considered

adequate.
Advisers

to

the

Committee
The

Committee

appointed

PricewaterhouseCoopers

(PwC)

as

the

independent

adviser

in

October

2017.

The

Committee

considered

the
independence

and

objectivity

of

advice

provided

by

PwC

during

the

year

to

the

Committee

and

was

satisfied

that

it

is

independent

and

objective.
PwC

is

a

signatory

to

the

voluntary

UK

Code

of

Conduct

for

executive

remuneration

consultants.
PwC

was

paid

£121,000

(excluding

VAT)

in

fees

for

their

advice

to

the

Committee

in

2020

relating

to

the

Executive

Directors

(either

exclusively
or

along

with

other

employees

within

the

Committee’s

Terms

of

Reference).

In

addition

to

advising

the

Committee,

PwC

provided

unrelated
consulting

advice

to

the

Group

in

respect

of

strategic

advice

on

business,

operational

models

and

cost,

corporate

taxation,

climate-related
financial

disclosures,

data

strategy,

technology

consulting

and

internal

audit.
Throughout

2020,

Willis

Towers

Watson

(WTW)

continued

to

provide

the

Committee

with

market

data

on

compensation

when

considering
incentive

levels

and

remuneration

packages.

WTW

were

paid

£65,000

(excluding

VAT)

in

fees

for

their

services.

In

addition

to

the

services
provided

to

the

Committee,

WTW

also

provides

pensions

and

benefits

advice,

insurance

brokerage

and

pensions

advice

and

administration
services

to

the

Barclays

Bank

UK

Retirement

Fund.
In

the

course

of

its

deliberations,

the

Committee

also

considers

the

views

of

the

Group

Chief

Executive,

the

Group

Human

Resources

Director
and

the

Group

Reward

and

Performance

Director.

The

Group

Finance

Director

and

the

Group

Chief

Risk

Officer

provide

regular

updates

on
Group

and

business

financial

performance

and

risk

profiles

respectively.
No

Barclays’

employee

or

Director

participates

in

discussions

with,

or

decisions

of,

the

Committee

relating

to

his

or

her

own

remuneration.
No

other

advisers

provided

services

to

the

Committee

in

the

year.

Remuneration

report

Barclays

PLC

2020

Annual

Report

on

Form

20-F
Remuneration

Committee

activity

in

2020
The

following

provides

a

summary

of

the

Committee’s

activity

during

2020

and

at

the

January

and

February

2021

meetings

at

which

2020
remuneration

decisions

were

finalised.

The

Committee

is

also

provided

with

updates

at

each

scheduled

meeting

on:

operation

of

the
Committee’s

Control

Framework

on

hiring,

retention

and

termination,

headcount

and

employee

attrition,

and

extant

LTIP

performance.
Remuneration

Committee

activity

in

2020

Jan

2020
Feb

2020
Jul
2020
Oct

2020
Dec

2020
Jan

2021
Feb

2021
Overall
remuneration
Incentive

funding

proposals
including

risk

adjustments
▪ ▪

▪ ▪ ▪ ▪
2019

Remuneration

Report

▪

Group

Fixed

Pay

budgets
▪

▪

▪
Finance

and

Risk

updates
▪ ▪

▪ ▪ ▪ ▪
Incentive

funding

approach

▪

Barclays’

Fair

Pay

agenda

and
Pay

Gaps

▪ ▪ ▪

▪
2020

Remuneration

Report

▪

▪
Wider

workforce

considerations
▪ ▪ ▪ ▪ ▪ ▪ ▪
Executive
Directors’

and
senior
executives’
remuneration
Executive

Directors’

and

senior
executives’

bonus

outcomes
▪ ▪

▪ ▪ ▪
Review

of

Directors'
Remuneration

Policy
▪ ▪

Annual

bonus

and

LTIP
performance

measures

and
target

calibration

▪

▪ ▪ ▪
Governance
Regulatory

and

stakeholder
matters
▪ ▪ ▪ ▪ ▪ ▪ ▪
Discussion

with

independent
adviser
▪ ▪ ▪ ▪ ▪ ▪
Remuneration

Review

Panel
update

▪ ▪ ▪ ▪

▪
Review

of

Committee
effectiveness

▪

▪
There

were

five

additional

Remuneration

Committee

meetings

during

the

course

of

2020.

The

Committee

met

in

February,

April

(2

meetings),
June

and

September

to

consider

regulatory

matters,

Executive

Directors’

remuneration

in

the

context

of

COVID-19

and

leadership

changes
across

the

organisation.

Our

people

and

culture
81

Barclays

PLC

2020

Annual

Report

on

Form

20-F
The

strength

and

success

of

Barclays

is

in

our

people.

We

want

to

support

their

health

and

wellbeing,

enable

them

to

build

their

career

and
empower

and

motivate

them

to

be

able

to

provide

excellent

service.
Supporting

our

colleagues
Events

over

the

last

12

months

have

affected

all

our

lives,

and

the

disruption

has

been

significant.

Nevertheless,

we

have

continued

to

invest

in
our

colleagues

in

order

to

strengthen

our

business

and

protect

our

culture.

Our

people

have

shown

extraordinary

adaptability

and

resilience,

and
thanks

to

them

so

has

Barclays.
As

ever,

our

approach

to

our

people

is

informed

by

the

latest

thinking

in

behavioural

and

data

science,

and

by

our

capacity

to

track

effectiveness
and

progress

over

time.
Measuring

success
Colleague

engagement
83%
2019:

77%
Females

at

Managing

Director

and

Director

level
26%
2019:

25%
“I

would

recommend

Barclays

as

a

good

place

to

work”
87%
2019:

80%
“I

believe

that

my

team

and

I

do

a

good

job

of

role

modelling

the

Values

every

day”
94%
2019:

92%
Adapting

to

challenge
Throughout

the

COVID-19

pandemic,

colleagues

around

the

world

have

been

working

incredibly

hard

to

continue

to

support

our

customers

and
clients.

Many

were

designated

as

frontline

or

critical

workers

in

the

countries

in

which

they

work.

70,000

colleagues

m

oved

to

remote

working.
At

all

times,

we

have

worked

tirelessly

to

prioritise

each

other’s

safety

and

wellbeing,

as

well

as

to

taking

all

necessary

steps

to

slow

the

spread
of

the

virus.
We

put

in

place

a

set

of

global

principles

to

ensure

we

were

doing

as

much

as

possible

to

support

our

people.

This

included

instigation

of

new
working

patterns

and

technology.

We

also

helped

colleagues

cope

with

some

of

the

personal

challenges

the

pandemic

created,

including
offering

paid

leave

to

support

self-quarantine,

sickness

or

care

for

dependants,

financial

help

with

childcare

and

advice

made

available

to

help
protect

physical

and

mental

health.

Through

our

colleague

surveys,

we

have

also

regularly

checked

in

with

our

people

to

better

understand

the
impact

that

working

through

the

pandemic

has

had.
Barclays

continues

to

believe

that

people

working

together

in

the

same

physical

location

reinforces

our

culture

and

helps

with

collaboration

and
inspiration.

Where

possible,

and

in

line

with

local

government

guidance,

we

have

instigated

gradual

returns

to

the

office

in

certain

parts

of

the
business

and

in

certain

parts

of

the

world.

In

time,

with

the

safety

and

wellbeing

of

colleagues

as

our

first

priority,

we

envisage

more

people

will
return

to

on-site

working.

In

advance

of

this,

we

have

already

put

in

place

additional

measures

to

ensure

we

are

COVID-secure,

including

risk
assessments

at

our

sites

and

Return

to

Office

Crews

to

support

social

distancing

and

minimise

risks.
Over

the

last

12

months,

we

have

learnt

an

enormous

amount

about

the

benefits

and

challenges

of

working

more

flexibly.

Ultimately,

we

believe
this

will

inform

our

ambitions

for

future

ways

of

working.
Hiring

the

best

people
We

continue

to

focus

on

hiring

people

with

skills

that

help

us

accelerate

our

digital

transformation,

as

well

as

the

fast-changing

needs

of

our
customers

and

clients.

Our

people

and

culture
82

Barclays

PLC

2020

Annual

Report

on

Form

20-F
We

are

investing

in

our

key

sites,

including

our

global

campuses,

strategically

placed
in

both

urban

and

rural

areas.

At

the

heart

of

our

hiring

strategy

is

our

ability

to

match
locations

to

the

local

talent

pool

in

that

area.

This

includes

reaching

out

to

local
communities

and

upskilling

local

students.

We

are

acting

swiftly

to

adapt

to

changes
in

hiring

demands

and

volumes

because

of

COVID-19,

particularly

in

customer-facing
areas

where

it

is

now,

more

than

ever,

key

that

we

are

providing

support.
We

retain

an

emphasis

on

hiring

from

within.

In

2020,

we

filled

around

36%

of

role
vacancies

internally

and

added

a

further

961

graduates

to

our

internal

pipeline

of
future

leaders.

This

was

one

of

our

most

gender

diverse

class

of

graduates

ever,

with
almost

40%

female.

COVID-19

has

meant

moving

all

candidates

to

a

virtual
experience,

including

for

over

2,500

graduates,

interns

and

apprentices.

To

ensure
individuals

feel

supported

and

connected

to

the

business,

we

have

appointed

talent
coaches

and

created

extra

opportunities

for

virtual

networking

and

collaboration

so
that

social

connections

are

formed.

We

also

continue

to

invest

in

our

flagship

career
development

programmes,

including

our

AFTER

programme

to

support

those

who
have

been

in

the

armed

forces.
People

with

different

perspectives

and

life

experiences

make

our

organisation
stronger.

We

are

committed

to

attracting,

developing

and

retaining

a

workforce

that

is
as

diverse

and

inclusive

as

possible.

We

are

an

equal

opportunities

employer

and
our

policies

require

us

to

give

full

and

fair

consideration

to

all

populations

based

on
their

competencies,

strengths

and

potential.

As

ever,

we

are

increasingly

relying

on
data

and

analytics

so

we

can

understand

how

to

improve

our

hiring

process.
We

also

know

the

importance

of

measuring

our

progress.

In

particular,

we

have

set
ourselves

a

number

of

targets

to

ensure

we

are

creating

a

more

gender

diverse
workforce.

Our

ambition

is

to

achieve

28%

female

Managing

Directors

and

Directors
by

the

end

of

2021.

Currently

26%

of

our

Managing

Directors

and

Directors

are
female,

and

29%

of

our

UK

Managing

Directors

and

Directors

are

female.
Developing

talent

for

the

future
In

response

to

the

pandemic,

all

development

content

went

virtual

in

2020,

and

we
invested

a

total

of

£23m

in

training.

We

launched

e-learning

programmes

to

help
people

working

from

home

during

the

COVID-19

pandemic,

as

well

as

online

training
to

provide

information

to

help

keep

everyone

safe.

Through

our

regular

Here

to
Listen

surveys,

we

have

listened

carefully

to

what

colleagues

have

told

us

about

the
realities

of

working

remotely,

and

tailored

our

training

and

support

materials
accordingly.
A

wide

range

of

development

opportunities

are

available

to

help

colleagues

build
their

careers,

delivered

through

our

digital

learning

platform,

Learning

Lab,

which
makes

development

more

available

than

ever.

We

also

continue

to

operate

our

two
flagship

leadership

development

programmes:

our

Enterprise

Leaders

Programme;
and

our

Strategic

Leaders

Programme,

driven

by

our

belief

that

quality

leadership
makes

a

difference

to

our

success.

We

track

the

progression

of

people

that

have
participated

in

these

programmes

to

see

how

effective

they

are.
We

have

invested

in

the

tools,

programmes

and

technology

needed

to

enable

colleagues

to

work

smarter,

collaborate

more

easily

and

so

that
we

can

unlock

the

power

of

the

connections

between

our

people.

In

our

latest

Your

View

survey,

77%

of

colleagues

told

us

they

have

the

work
tools

and

resources

needed

to

achieve

excellent

performance,

up

21%

on

last

year.

We

also

want

to

help

colleagues

balance

their

work

life

with
their

personal

commitments,

supporting

career

development

opportunities

at

each

life

stage.

We

offer

enhanced

maternity,

paternity,

adoption
and

shared

parental

entitlements

in

all

our

major

jurisdictions.
We

remain

committed

to

closing

pay

gaps

at

Barclays.

Our

UK

Pays

Gaps

for

2020

are

disclosed

here

at

home.barclays/diversity.
Note
a

With

the

appointment

of

Julia

Wilson

(effective

1

April

2021)

and

Sir

Ian

Cheshire

stepping

down

from

the

Board

at

the

conclusion

of

the

2021

AGM,

the

percentage

of

females
on

the

BPLC

Board

of

Directors

will

increase

to

33%.

You

can

read

more

about

gender

diversity

on

the

Board

in

the

report

of

the

Board

Nominations

Committee

on

page

82

of
Part

2

of

the

Report.

Our

people

and

culture
83

Barclays

PLC

2020

Annual

Report

on

Form

20-F
Highlights
Graduate

hires
961
Average

training

hours

per

annum

per

employee

(payroll)
13
Voluntary

employee

turnover
6%
Employee

turnover
9%
Creating

an

inclusive

and

supportive

culture
Creating

an

inclusive

and

supportive

culture

is

not

only

the

right

thing

to

do,

but

also
best

for

our

business.

It

creates

a

sense

of

belonging

and

value

and

enables
colleagues

to

perform

at

their

best.

We

focus

on

five

areas:

disability,

gender,
LGBT+,

multicultural,

and

multigenerational.

Each

area

is

embedded

in

the

business
through

colleague

networks

to

provide

support

and

advice,

create

development
opportunities

and

raise

awareness

of

issues

and

challenges.

Membership

of

our
colleague

diversity

networks

is

at

an

all-time

high,

with

over

23,000

colleagues

now
involved

in

one

or

more

of

our

diversity

networks.

This

also

influences

our

people
policies,

teaching

us

how

we

need

to

adapt

to

give

our

people

the

support

they

need
to

succeed.
In

2020,

we

increased

our

focus

on

embedding

a

culture

of

inclusion

and
encouraged

colleagues

to

become

allies

in

the

workplace.

Through

a

new

toolkit

we
supported

them

to

take

conscious,

positive

steps

to

make

everyone

feel

that

they
belong,

and

develop

empathy

towards

another

group’s

challenges

or

issues.

In

our
Your

View

survey,

84%

of

colleagues

told

us

they

believe

we

are

all

in

this

together
at

Barclays,

while

82%

say

they

believe

leaders

are

committed

to

building

a

diverse
workforce.
We

also

closely

track

the

ever-changing

composition

of

our

people

through

online
dashboards,

to

make

sure

that

our

senior

leaders

understand

the

diverse

makeup
and

needs

of

the

organisation

they

lead.

In

2020,

we

launched

our

Inclusion

Index,
which

is

one

way

we

have

been

able

to

measure

how

included

our

colleagues

feel.

It
has

enabled

us

to

use

data

to

assess

the

impact

of

our

initiatives

and

lay

a
benchmark

for

monitoring

progress

year

on

year.

Our

overall

Inclusion

Index

score
for

2020

is

76%,

while

89%

of

colleagues

say

they

feel

included

in

their

team.
Events

last

year

rightly

prompted

organisations

like

ours

to

appraise

what

we

have
been

doing

to

aid

the

fight

against

racism,

and

to

ask

ourselves

whether

we

can

do
more.

Over

recent

months,

Barclays

has

worked

extensively

with

its

Black

colleague
forums

in

both

the

UK

and

the

US

to

produce

a

Race

at

Work

Action

Plan.

The

plan
comprises

a

thorough

set

of

actions

that

will

open

up

new

opportunities

to

attract,
develop,

and

add

to

our

great

Black

talent,

using

data

to

measure

success.

From
2021,

we

will

expand

our

plan

to

include

all

ethnically

diverse

groups

as

well

as
actions

to

enhance

our

long-standing

support

for

citizenship

programmes

dedicated
to

tackling

racial

inequalities

in

communities,

as

well

as

support

of

this

agenda

for
customers

and

clients.
We

want

to

become

one

of

the

most

accessible

and

inclusive

FTSE

companies

for
all

our

customers,

clients

and

colleagues.

We

require

managers

to

give

full

and

fair
consideration

to

those

with

a

disability

on

the

basis

of

strengths,

potential

and

ability,

both

when

hiring

and

managing.

We

also

ensure
opportunities

for

training,

career

development

and

promotion

are

available

to

all.

As

part

of

the

UK

Government

Disability

Confident

scheme,

we
encourage

applications

from

people

with

a

disability,

or

a

physical

or

mental

health

condition.

In

response

to

feedback

at

the

end

of

2019,

we
undertook

a

review

of

workplace

adjustment

processes

in

order

to

improve

our

colleagues’

experience.
Through

our

BeWell

programme,

we

continue

to

provide

expert

advice

and

guidance

on

the

practical

steps

colleagues

can

take

to

look

after
their

physical

and

mental

health.

In

2020,

our

Mental

Health

Awareness

e-learning

became

mandatory,

and

we

regularly

check

in

with
managers

to

ensure

they

are

supporting

colleagues’

wellbeing.

We

were

also

one

of

the

first

businesses

to

sign

up

to

the

Mental

Health

at

Work
Commitment.

In

our

Your

View

survey,

83%

of

colleagues

told

us

that

Barclays

supports

their

efforts

to

enhance

their

wellbeing.
Note
Under

the

Companies

Act

2006,

Barclays

is

required

to

report

on

the

gender

breakdown

of

our

employees,

‘senior

managers’,

and

the

Board

of

Barclays

PLC’s

Directors.

The
Group’s

global

workforce

was

89,015

(48,447

male,

40,563

female,

5

unavailable),

with

495

senior

managers

(388

male,

107

female),

and

the

Board

of

Barclays

PLC

had

12
directors

(9

male,

3

female)

as

at

31

December

2020.

This

i

s

on

a

headcount

basis,

including

colleagues

on

long

term

leave.

Unavailable

refers

to

colleagues

who

do

not

record
their

gender

in

our

systems.

‘Senior

managers’

includes

Barclays

PLC

Group

Executive

Committee

members,

their

direct

reports

and

directors

o

n

the

boards

of

undertakings

of
the

Group,

but

excludes

Directors

on

the

Board

of

Barclays

PLC.

Where

such

persons

hold

multiple

directorships

across

the

Group

they

are

only

counted

once.

The

definition

of
‘senior

managers’

within

this

disclosure

has

a

narrower

scope

than

the

Managing

Director.

Our

people

and

culture
84

Barclays

PLC

2020

Annual

Report

on

Form

20-F
A

continuous

conversation

with

colleagues
We

think

colleague

engagement

should

be

a

two-way

exercise,

with

equal

weight
placed

on

listening

to

our

people

as

it

is

on

keeping

them

informed.

We

want

to

be
able

to

consider

our

colleagues’

perspective

when

we

make

decisions,

including

at
the

most

senior

level.
Our

regular

Here

to

Listen

and

Your

View

surveys

are

a

key

part

of

how

we

track
engagement.

In

2020,

in

part

in

response

to

the

challenge

of

the

COVID-19
pandemic,

we

improved

the

effectiveness

and

regularity

of

how

we

do

this.
We

saw

a

5

percentage

point

increase

in

the

response

rate

to

our

annual

Your

View
employee

engagement

survey

with

67%

of

colleagues

responding.

The

results
showed

an

increase

in

our

engagement

levels,

up

6

percentage

points,

to

83%,

and
an

increase

of

7

percentage

points,

to

87%,

of

colleagues

saying

they

would
recommend

Barclays

as

a

good

place

to

work.

We

were

also

very

pleased

to

see

that
our

colleagues

have

continued

their

focus

on

customer

and

client

feedback,

with

81%
responding

favourably

to

this

question.

In

addition,

94%

of

respondents

said

they
believe

they

and

their

teams

do

a

good

job

of

role

modelling

the

Values

every

day,

an
increase

of

2

percentage

points.
Overall,

we

are

encouraged

by

our

ability

to

work

remotely

in

many

more

roles

than
we

had

previously

thought

possible.

Our

colleagues

told

us

that

they

enjoyed

having
more

flexibility

in

their

lives,

with

78%

saying

they

have

been

able

to

balance

personal
and

work

demands,

and

76%

saying

there

is

effective

collaboration

between

teams.
With

that

said,

we

recognise

there

are

also

areas

where

we

need

to

do

more.

We

saw
a

1

percentage

point

drop

to

78%

this

year

in

the

number

of

colleagues

who

feel

it

is
safe

to

speak

up,

while

colleague

feedback

also

indicates

we

have

room

to

make

our
internal

processes

more

user

friendly,

with

only

65%

of

colleagues

saying

work
processes

make

it

easy

for

employees

to

be

productive.

Our

people

and

culture
85

Barclays

PLC

2020

Annual

Report

on

Form

20-F
We

maintain

an

engagement

approach

that

is

in

line

with

the

UK’s

Financial
Reporting

Council

(FRC)

governance

requirements.

This

extends

to

those

who

work
for

us

indirectly

as

well,

such

as

contractors,

although

in

a

more

limited

way.

As

of
2020,

our

supplier

Code

of

Conduct

requires

organisations

with

more

than

250
employees

to

demonstrate

that

they

have

an

effective

workforce

engagement
approach

of

their

own.
The

results

from

our

surveys

are

an

important

part

of

the

conversations

our

Executive
Committee

and

Board

have

about

our

culture

and

how

we

run

Barclays.

We

also
update

the

Board

and

its

relevant

sub-committees

throughout

the

year.
We

monitor

our

culture

across

the

organisation,

and

in

individual

business

areas,
through

culture

dashboards.

These

combine

colleague

survey

data

with

other

metrics
about

our

business,

so

leadership

can

identify

areas

of

continued

strength

of

our
culture

and

areas

of

focus

for

leaders.
In

addition

to

these

data

sources,

our

leaders

engage

regularly

with

colleagues
locally

to

hear

what

they

think.

Where

possible

this

year,

leaders

visited

branches

or
trading

floors

to

support

colleagues

during

the

COVID-19

pandemic.

However,

the
majority

of

engagement

activities

moved

to

virtual

forums,

with

opportunities

for

face-
to-face

engagement

being

more

limited

due

to

social

distancing

requirements,
including

large-scale

virtual

town

halls,

training

and

development

activity,

mentoring,
informal

breakfast

sessions,

committee

membership,

ex-officio

roles,

diversity

and
wellbeing

programmes,

focus

and

consultative

groups.
Direct

engagement,

a

comprehensive

reporting

approach

and

dedicated

time

at
Board

meetings,

helps

our

Board

take

the

issues

of

interest

to

our

colleagues

into
account

in

their

decision-making.

This

has

enabled

them

to

confirm

that

our
workforce

engagement

approach

is

effective.
We

make

sure

we

are

keeping

everyone

up

to

date

on

the

strategy,

performance

and
progress

of

the

organisation

through

a

strategic,

multichannel

approach.

This
combines

leader-led

engagement,

digital

and

print

communication,

blogs,

vlogs

and
podcasts.

In

response

to

the

COVID-19

pandemic,

this

year

we

also

provided
additional

regular

updates

to

colleagues

to

provide

practical

advice

and

support,
including

via

a

dedicated

COVID-19

intranet

page.
We

also

engage

with

our

people

collectively

through

a

strong

and

effective
partnership

with

Unite,

as

well

as

the

Barclays

Group

European

Forum,

which
represents

all

colleagues

within

the

European

Union,

and

other

colleague

forums.

In
2020

we

worked

together

closely

with

the

specific

goal

of

ensuring

the

safety

and
wellbeing

of

our

colleagues

throughout

the

COVID-19

pandemic.

Unite

strongly
supported

the

transition

of

many

colleagues

to

homeworking,

as

well

as

the
introduction

of

measures

to

protect

colleagues

working

in

our

branches

and

offices.
As

we

progress

to

return

more

colleagues

to

work,

our

union

partners

remain
centrally

involved.
We

regularly

brief

our

union

partners

on

the

strategy

and

progress

of

the

business,
seeking

their

input

on

ways

in

which

we

can

improve

the

colleague

experience

of
working

for

Barclays.

The

collective

bargaining

coverage

of

Unite

in

the

UK
represents

around

84%

of

our

UK

workforce

and

50%

of

our

global

workforce.

We
consult

in

detail

with

colleague

representatives

on

major

change

programmes
affecting

our

people.

We

do

this

to

help

us

minimise

compulsory

job

losses

wherever
possible,

including

through

voluntary

redundancy

and

redeployment.
Our

policies
Our

people

policies

are

designed

to

provide

equal

opportunities

and

create

an

inclusive

culture,

in

line

with

our

Values

and

in

support

of

our
long-term

success.

They

also

reflect

relevant

employment

law,

including

the

provisions

of

the

Universal

Declaration

of

Human

Rights

and

ILO
Declaration

on

Fundamental

Principles

and

Rights

at

Work.
We

expect

our

people

to

treat

each

other

with

dignity

and

respect,

and

do

not

tolerate

discrimination,

bullying,

harassment

or

victimisation

on
any

grounds.
We

are

committed

to

paying

our

people

fairly

and

equitably

relative

to

their

role,

skills,

experience

and

performance

–

in

a

way

that

balances

the
needs

of

all

our

stakeholders.

That

means

our

remuneration

policies

reward

sustainable

performance

that

is

in

line

with

our

Purpose

and
Values,

as

well

as

our

risk

expectations.

You

can

find

more

information

in

our

Fair

Pay

Report,

available

on

home.barclays/annualreport
We

encourage

our

people

to

benefit

from

Barclays’

performance

by

enrolling

in

our

share

ownership

plans,

further

strengthening

their
commitment

to

the

organisation.

The

Directors’

Remuneration

Report

sets

out

updates

on

remuneration

outcomes

and

developments

during
2020,

including

the

implementation

of

the

new

Directors’

Remuneration

Policy

approved

at

the

2020

AGM.
For

more

information

on

our

Fair

Pay

Report

go

online

at

home.barclays/annualreport

Risk

review
Content
86

Barclays

PLC

2020

Annual

Report

on

Form

20-F
The

management

of

risk

is

a

critical

underpinning

to

the

execution

of

Barclays’

strategy.

The
material

risks

and

uncertainties

the

Group

faces

across

its

business

and

portfolios

are

key

areas
of

management

focus.
Barclays’

risk

disclosures

are

provided

in

the

Annual

Report

and

in

the

Barclays

PLC

Pillar

3

Report

2020.
Annual
Report
Pillar

3
Report
Risk

management

strategy
Overview

of

Barclays’

approach

to

risk
management.

A

detailed

overview

together
with

more

specific

information

on

policies

that
the

Group

determines

to

be

of

particular
significance

in

the

current

operating
environment

can

be

found

in

the

Barclays

PLC
Pillar

3

Report

2020

or

at

barclays.com
◾

Enterprise

Risk

Management

Framework

(ERMF)
◾

Segregation

of

duties

–

the

“Three

Lines

of

Defence”

model
◾

Principal

risks
◾

Risk

appetite

for

the

principal

risks
◾

Risk

committees
◾

Frameworks,

policies

and

standards
◾

Assurance
◾

Effectiveness

of

risk

management

arrangements
◾

Learning

from

our

mistakes
◾

Barclays’

risk

culture
◾

Group-wide

risk

management

tools
◾

Risk

management

in

the

setting

of

strategy
88
88
88
88
89
n/a
n/a
n/a
n/a
89
n/a
n/a
150
150
151
151
152
153
153
153
154
154
154
158
Material

existing

and

emerging
risks

Insight

into

the

level

of

risk

across

our
business

and

portfolios,

the

material

existing
and

emerging

risks

and

uncertainties

we

face
and

the

key

areas

of

management

focus.
◾

Material

existing

and

emerging

risks

potentially

impacting

more
than

one

principal

risk
91 n/a
◾

Credit

risk
95 n/a
◾

Market

risk
96 n/a
◾

Treasury

and

capital

risk

96 n/a
◾

Operational

risk

97 n/a
◾

Model

risk
99 n/a
◾

Conduct

risk

99 n/a
◾

Reputation

risk
100 n/a
◾

Legal

risk

and

legal,

competition

and

regulatory

matters
100 n/a
Climate

change

risk

management
Overview

of

Barclays’

approach

to

managing
climate

change

risk.
◾

Overview,

organisation

and

structure
◾

Risk

management

policy
102
102
n/a
n/a
Principal

risk

management
Barclays’

approach

to

risk

management

for
each

principal

risk

with

focus

on

organisation
and

structure

and

roles

and

responsibilities.
◾

Credit

risk

management
104 159
◾

Management

of

credit

risk

mitigation

techniques

and

counterparty
credit

risk
n/a 160
◾

Market

risk

management
105 180
◾

Management

of

securitisation

exposures
n/a 189
◾

Treasury

and

capital

risk

management
106 193
◾

Operational

risk

management
107 201
◾

Model

risk

management
108 205
◾

Conduct

risk

management
108 208
◾

Reputation

risk

management
108 210
◾

Legal

risk

management
109 212
Risk

performance
Credit

risk:

The

risk

of

loss

to

the

Group

from
the

failure

of

clients,

customers

or
counterparties,

including

sovereigns,

to

fully
honour

their

obligations

to

the

Group,
including

the

whole

and

timely

payment

of
principal,

interest,

collateral

and

other
receivables.
◾

Credit

risk

overview

and

summary

of

performance
◾

Maximum

exposure

and

effects

of

netting,

collateral

and

risk
transfer
◾

Expected

Credit

Losses
◾

Movements

in

gross

exposure

and

impairment

allowance
including

provisions

for

loan

commitments

and

financial
guarantees
◾

Management

adjustments

to

models

for

impairment
◾

Measurement

uncertainty

and

sensitivity

analysis
◾

Analysis

of

the

concentration

of

credit

risk
◾

The

Group’s

approach

to

management

and

representation

of
credit

quality
◾

Analysis

of

specific

portfolios

and

asset

types
◾

Forbearance
◾

Analysis

of

debt

securities
◾

Analysis

of

derivatives
111
111
114
118
123
124
133
135
139
139
142
145
n/a
n/a
n/a
n/a
n/a
n/a
n/a
n/a
n/a
n/a
n/a
n/a

Risk

review
Content
87

Barclays

PLC

2020

Annual

Report

on

Form

20-F
Annual
Report
Pillar

3
Report
Market

risk:

The

risk

of

a

loss

arising

from
potential

adverse

changes

in

the

value

of

the
Group’s

assets

and

liabilities

from

fluctuation
in

market

variables

including,

but

not

limited
to,

interest

rates,

foreign

exchange,

equity
prices,

commodity

prices,

credit

spreads,
implied

volatilities

and

asset

correlations.
◾

Market

risk

overview

and

summary

of

performance
◾

Balance

sheet

view

of

trading

and

banking

books
◾

Review

of

management

measures
◾

Review

of

regulatory

measures
146
n/a
146
n/a
124
125
126
127
Treasury

and

capital

risk

–

Liquidity:
The
risk

that

the

Group

is

unable

to

meet

its
contractual

or

contingent

obligations

or

that

it
does

not

have

the

appropriate

amount,

tenor
and

composition

of

funding

and

liquidity

to
support

its

assets.
◾

Liquidity

risk

overview

and

summary

of

performance
◾

Liquidity

risk

stress

testing
◾

Liquidity

pool
◾

Funding

structure

and

funding

relationships
◾

Contractual

maturity

of

financial

assets

and

liabilities
◾

Asset

encumbrance
150
150
153
154
157
n/a
n/a
n/a
n/a
n/a
n/a
221
Treasury

and

capital

risk

–

Capital:
The

risk
that

the

Group

has

an

insufficient

level

or
composition

of

capital

to

support

its

normal
business

activities

and

to

meet

its

regulatory
capital

requirements

under

normal

operating
environments

or

stressed

conditions

(both
actual

and

as

defined

for

internal

planning

or
regulatory

testing

purposes).

This

also
includes

the

risk

from

the

Group’s

pension
plans.
◾

Capital

risk

overview

and

summary

of

performance
◾

Regulatory

minimum

capital

and

leverage

requirements
◾

Analysis

of

capital

resources
◾

Analysis

of

risk

weighted

assets
◾

Analysis

of

leverage

ratio

and

exposures
◾

Minimum

requirement

for

own

funds

and

eligible

liabilities
◾

Foreign

exchange

risk
◾

Pension

risk

review
161
161
163
165
166
167
168
169
n/a
8
17
25
30
n/a
40
41
Treasury

and

capital

risk

–

Interest

rate
risk

in

the

banking

book:
The

risk

that

the
Group

is

exposed

to

capital

or

income

volatility
because

of

a

mismatch

between

the

interest
rate

exposures

of

its

(non-traded)

assets

and
liabilities.
◾

Interest

rate

risk

in

the

banking

book

overview

and

summary

of
performance
◾

Net

interest

income

sensitivity
◾

Analysis

of

equity

sensitivity
◾

Volat

ility

of

the

fair

value

through

other

comprehensive

income
(FVOCI)

portfolio

in

the

liquidity

pool
171
171
172
172
42
42
43
43
Operational

risk:
The

risk

of

loss

to

the
Group

from

inadequate

or

failed

processes

or
systems,

human

factors

or

due

to

external
events

(for

example

fraud)

where

the

root
cause

is

not

due

to

credit

or

market

risks.
◾

Operational

risk

overview

and

summary

of

performance
◾

Operational

risk

profile
173
173
145
147
Model

risk:
The

risk

of

the

potential

adverse
consequences

from

financial

assessments

or
decisions

based

on

incorrect

or

misused
model

outputs

and

reports.
◾

Model

risk

overview

and

summary

of

performance
176 n/a
Conduct

risk:
The

risk

of

detriment

to
customers,

clients,

market

integrity,

effective
competition

or

Barclays

from

the

inappropriate
supply

of

financial

services,

including
instances

of

wilful

or

negligent

misconduct.
◾

Conduct

risk

overview

and

summary

of

performance
176 n/a
Reputation

risk:
The

risk

that

an

action,
transaction,

investment,

event,

decision,

or
business

relationship

will

reduce

trust

in

the
Group’s

integrity

and/or

competence.
◾

Reputation

risk

overview

and

summary

of

performance
176 n/a
Legal

risk:
The

risk

of

loss

or

imposition

of
penalties,

damages

or

fines

from

the

failure

of
the

Group

to

meet

its

legal

obligations
including

regulatory

or

contractual
requirements.
◾

Legal

risk

overview

and

summary

of

performance
176 n/a
Supervision

and

regulation
The

Group’s

operations,

including

its

overseas
offices,

subsidiaries

and

associates,

are
subject

to

a

significant

body

of

rules

and
regulations.
◾

Supervision

of

the

Group
◾

Global

regulatory

developments
◾

Financial

regulatory

framework
178
178
180
n/a
n/a
n/a
Pillar

3

Report
Contains

extensive

information

on

risk

as

well
as

capital

management.
◾

Notes

on

basis

of

preparation
◾

Scope

of

application

of

Basel

rules
n/a
n/a
3
6
Risk

and

capital

position

review:
Provides

a
detailed

breakdown

of

Barclays’

regulatory
capital

adequacy

and

how

this

relates

to
Barclays’

risk

management
.
◾

Group

capital

resources,

requirements,

leverage

and

liquidity
◾

Analysis

of

credit

risk
◾

Analysis

of

counterparty

credit

risk
◾

Analysis

of

market

risk
◾

Analysis

of

securitisation

exposures
◾

Analysis

of

operational

risk
n/a
n/a
n/a
n/a
n/a
n/a
15
45
108

145

Risk

review
Risk

management
Barclays’

risk

management

strategy
88

Barclays

PLC

2020

Annual

Report

on

Form

20-F
Barclays’

risk

management

strategy
This

section

introduces

the

Group’s

approach

to

managing

and

identifying

risks,

and

for

fostering

a

strong

risk

culture.
Enterprise

Risk

Management

Framework

(ERMF)
The

ERMF

sets

the

strategic

approach

for

risk

management

by

defining

standards,

objectives

and

responsibilities

for

all

areas

of

the

Group.

It

is
then

approved

by

the

Barclays

PLC

Board

on

recommendation

of

the

Group

Chief

Risk

Officer.

It

supports

senior

management

in

effective

risk
management

and

developing

a

strong

risk

culture.
The

ERMF

sets

out:
◾

Segregation

of

duties:

The

ERMF

defines

a

Three

Lines

of

Defence

mo

del.
◾

Principal

risks

faced

by

the

Group.

This

list

guides

the

organisation

of

the

risk

management

function,

and

the

identification,

management

and
reporting

of

risks.
◾

Risk

appetite

requirements.

This

helps

define

the

level

of

risk

we

are

willing

to

undertake

in

our

business.
◾

Roles

and

responsibilities

for

risk

management:

The

ERMF

sets

out

the

accountabilities

of

the

Group

CEO

and

other

senior

managers,

as

well
as

Barclays

PLC

committees.
The

ERMF

is

complemented

by

frameworks,

policies

and

standards

which

are

mainly

aligned

to

individual

principal

risks:
◾

Frameworks

cover

the

management

approach

for

a

collection

of

related

activities

and

define

the

associated

policies

used

to

govern

them.
◾

Policies

set

out

principles

and

other

core

requirements

for

the

activities

of

the

Group.

Policies

describe

“what”

must

be

done.
◾

Standards

set

out

the

key

control

objectives

that

describe

how

the

requirements

set

out

in

the

policy

are

met,

and

who

needs

to

carry

them
out.

Standards

describe

“how”

controls

should

be

undertaken.
Segregation

of

duties

-

the

"Three

Lines

of

Defence"

model
The

ERMF

sets

out

a

clear

lines

of

defence

model.

All

colleagues

are

responsible

for

understanding

and

managing

risks

within

the

context

of
their

individual

roles

and

responsibilities,

as

set

out

below:
◾

First

line

comprises

all

employees

engaged

in

the

revenue

generating

and

client

facing

areas

of

the

Group

and

all

associated

support
functions,

including

Finance,

Treasury,

and

Human

Resources.

The

first

line

is

responsible

for

identifying

and

managing

the

risks

they
generate,

establishing

a

control

framework,

and

escalating

risk

events

to

Risk

and

Compliance.
◾

Second

line

is

comprised

of

the

Risk

and

Compliance

functions.

The

role

of

the

second

line

is

to

establish

the

limits,

rules

and

constraints
under

which

first

line

activities

shall

be

performed,

consistent

with

the

risk

appetite

of

the

Group,

and

to

monitor

the

performance

of

the

first
line

against

these

limits

and

constraints.

Note

that

limits

for

a

number

of

first

line

activities,

related

to

operational

risk,

will

be

set

by

the

first
line

and

overseen

by

the

Chief

Controls

Office.

These

will

remain

subject

to

supervision

by

the

second

line.
◾

Third

line

of

defence

is

Internal

Audit,

who

are

responsible

for

providing

independent

assurance

over

the

effectiveness

of

governance,

risk
management

and

control

over

current,

systemic

and

evolving

risks.
◾

The

Legal

function

provides

support

to

all

areas

of

the

bank

and

is

not

formally

part

of

any

of

the

three

lines.

However,

it

is

subject

to

second
line

oversight.
Principal

risks
The

ERMF

identifies

eight

principal

risks

and

sets

out

associated

responsibilities

and

expectations

around

risk

management

standards.

The
principal

risks

are:

credit

risk,

market

risk,

treasury

and

capital

risk,

operational

risk,

model

risk,

conduct

risk,

reputation

risk

and

legal

risk.

Each

of

the

principal

risks

is

overseen

by

an

accountable

executive

within

the

Group

who

is

responsible

for

the

framework,

policies

and
standards

that

detail

the

related

requirements.

Risk

reports

to

executive

and

Board

committees

are

clearly

organised

by

principal

risk.

In
addition,

certain

risks

span

more

than

one

principal

risk;

these

are

also

subject

to

the

ERMF

and

are

reported

to

executive

and

Board
committees.
Risk

appetite

for

the

principal

risks
Risk

appetite

is

defined

as

the

level

of

risk

which

the

Group’s

businesses

are

prepared

to

accept

in

the

conduct

of

their

activities.

It

provides

a
basis

for

ongoing

dialogue

between

management

and

Board

with

respect

to

the

Group’s

current

and

evolving

risk

profile,

allowing

strategic

and
financial

decisions

to

be

made

on

an

informed

basis.
Risk

appetite

is

approved

by

the

Barclays

PLC

Board

and

disseminated

across

legal

entities.

Total

Group

risk

appetite

is

supported

by

limits

to
control

exposures

and

activities

that

have

material

concentration

risk

implications.

Risk

review
Risk

management
Barclays’

risk

management

strategy
89

Barclays

PLC

2020

Annual

Report

on

Form

20-F
Risk

committees
Various

committees

also

fulfil

important

roles

and

responsibilities.

Barclays

business

level

product/risk

type

committees

consider

risk

matters
relevant

to

their

business,

and

escalate

as

required

to

the

Group

Risk

Committee

(GRC),

whose

Chairman,

in

turn,

escalates

to

the

Barclays
PLC

Board

Committees

and

the

Barclays

PLC

Board.
In

addition

to

setting

the

risk

appetite

of

the

Group,

the

Board

is

responsible

for

approving

the

ERMF,

and

reviewing

all

reputation

risk

matters.

It
receives

regular

information

on

the

risk

profile

of

the

bank,

and

has

ultimate

responsibility

for

risk

appetite

and

capital

plans.
Further,

there

are

two

Board-level

committees

which

oversee

the

application

of

the

ERMF

and

implementation

of

key

aspects,

the

Barclays

PLC
Board

Risk

Committee

(BRC)

and

the

Barclays

PLC

Board

Audit

Committee

(BAC).

Membership

of

these

committees

is

comprised

solely

of
non-executive

directors

providing

independent

oversight

and

challenge.

Additionally,

the

Barclays

PLC

Board

Remuneration

Committee

oversee
pay

practices

focusing

on

aligning

pay

to

sustainable

performance.

◾
The

Barclays

PLC

Board

Risk

Committee

(BRC):

The

BRC

monitors

the

Group’s

risk

profile

against

the

agreed

appetite.

Where

actual
performance

differs

from

expectations,

the

actions

taken

by

management

are

reviewed

to

ascertain

that

the

BRC

is

comfortable

with

them.
The

BRC

also

reviews

certain

key

risk

methodologies,

the

effectiveness

of

risk

management,

and

the

Group’s

risk

profile,

including

the
material

issues

affecting

each

business

portfolio

and

forward

risk

trends.

The

committee

also

commissions

in-depth

analyses

of

significant

risk
topics,

which

are

presented

by

the

Group

CRO

or

senior

risk

managers.
◾
The

Barclays

PLC

Board

Audit

Committee

(BAC):
The

BAC

receives

regular

reports

on

the

effectiveness

of

internal

control

systems,
quarterly

reports

on

material

control

issues

of

significance,

quarterly

papers

on

accounting

judgements

(including

impairment)

and

a

quarterly
review

of

the

adequacy

of

impairment

allowances,

relative

to

the

risk

inherent

in

the

portfolios,

the

business

environment,

and

Barclays
policies

and

methodologies.
◾
The

Barclays

PLC

Board

Remuneration

Committee

(RemCo):

The

RemCo

receives

a

report

on

risk

management

performance

and

risk
profile,

and

proposals

on

ex-ante

and

ex-post

risk

adjustments

to

variable

remuneration.

These

inputs

are

considered

in

the

setting

of
performance

incentives.

The

terms

of

reference

and

additional

details

on

membership

and

activities

for

each

of

the

principal

Board

committees

are

available

from

the
corporate

governance

section

of

the

Barclays

website

at:

home.barclays/about-barclays/barclays-corporate-governance.html.
The

GRC

is

the

most

senior

executive

body

responsible

for

reviewing

and

monitoring

the

risk

profile

of

the

Group.

This

includes

coverage

of

all
principal

risks,

and

any

other

material

risks,

to

which

the

Group

is

exposed.

The

GRC

reviews

and

recommends

the

proposed

risk

appetite

and
relative

limits

to

the

BRC.

The

committee

covers

all

business

units

and

legal

entities

with

the

Group

and

incorporates

specific

coverage

of
Barclays

Bank

Group.
Barclays’

risk

culture
Risk

culture

can

be

defined

as

the

norms,

attitudes

and

behaviours

related

to

risk

awareness,

risk

taking

and

risk

management.

This

is

reflected
in

how

the

Group

identifies,

escalates

and

manages

risk

matters.
Barclays

is

committed

to

maintaining

a

robust

risk

culture

in

which:
◾

management

expect,

model

and

reward

the

right

behaviours

from

a

risk

and

control

perspective;
◾

colleagues

identify,

manage

and

escalate

risk

and

control

matters,

and

meet

their

responsibilities

around

risk

management.

Risk

review
Risk

management
Barclays’

risk

management

strategy
90

Barclays

PLC

2020

Annual

Report

on

Form

20-F
Specifically,

all

employees

regardless

of

their

positions,

functions

or

locations

must

play

their

part

in

the

Group’s

risk

management.

Employees
are

required

to

be

familiar

with

risk

management

policies

which

are

relevant

to

their

responsibilities,

know

how

to

escalate

actual

or

potential

risk
issues,

and

have

a

role-appropriate

level

of

awareness

of

the

risk

management

process

as

defined

by

the

ERMF.
Our

Code

of

Conduct

–

the

Barclays

Way
Globally,

all

colleagues

must

attest

to

the

“Barclays

Way”,

our

Code

of

Conduct,

and

comply

with

all

frameworks,

policies

and

standards
applicable

to

their

roles.

The

Code

of

Conduct

outlines

the

purpose

and

values

which

govern

our

“Barclays

Way”

of

working

across

our

business
globally.

It

constitutes

a

reference

point

covering

the

aspects

of

colleagues’

working

relationships,

with

other

Barclays

employees,

customers
and

clients,

governments

and

regulators,

business

partners,

suppliers,

competitors

and

the

broader

community.

Risk

review
Material

existing

and

emerging

risks
91

Barclays

PLC

2020

Annual

Report

on

Form

20-F
Material

existing

and

emerging

risks

to

the

Group’s

future

performance
The

Group

has

identified

a

broad

range

of

risks

to

which

its

businesses

are

exposed.

Material

risks

are

those

to

which

senior

management

pay
particular

attention

and

which

could

cause

the

delivery

of

the

Group’s

strategy,

results

of

operations,

financial

condition

and/or

prospects

to
differ

materially

from

expectations.

Emerging

risks

are

those

which

have

unknown

components,

the

impact

of

which

could

crystallise

over

a
longer

time

period.

In

addition,

certain

other

factors

beyond

the

Group’s

control,

including

escalation

of

terrorism

or

global

conflicts,

natural
disasters,

pandemics

and

similar

events,

although

not

detailed

below,

could

have

a

similar

impact

on

the

Group.

Material

existing

and

emerging

risks

potentially

impacting

more

than

one

principal

risk
i)

Risks

relating

to

the

impact

of

COVID-19
The

COVID-19

pandemic

has

had,

and

continues

to

have,

a

material

impact

on

businesses

around

the

world

and

the

economic

environments

in
which

they

operate.

There

are

a

number

of

factors

associated

with

the

pandemic

and

its

impact

on

global

economies

that

could

have

a

material
adverse

effect

on

(among

other

things)

the

profitability,

capital

and

liquidity

of

financial

institutions

such

as

Barclays.
The

COVID-19

pandemic

has

caused

disruption

to

the

Group’s

customers,

suppliers

and

staff

globally.

Most

jurisdictions

in

which

the

Group
operates

have

implemented

severe

restrictions

on

the

movement

of

their

respective

populations,

with

a

resultant

significant

impact

on

economic
activity

in

those

jurisdictions.

These

restrictions

are

being

determined

by

the

governments

of

individual

jurisdictions

(including

through

the
implementation

of

emergency

powers)

and

impacts

(including

the

timing

of

implementation

and

any

subsequent

lifting

or

extension

of
restrictions)

may

vary

from

jurisdiction

to

jurisdiction

and/or

within

jurisdictions.

It

remains

unclear

how

the

COVID-19

pandemic

will

evolve
through

2021

(including

whether

there

will

be

further

waves

of

the

COVID-19

pandemic,

whether

COVID-19

vaccines

approved

for

use

by
regulatory

authorities

will

be

deployed

successfully

with

desired

results,

whether

further

new

strains

of

COVID-19

will

emerge

and

whether,

and
in

what

manner,

additional

restrictions

will

be

imposed

and/or

existing

restrictions

extended)

and

the

Group

continues

to

monitor

the

situation
closely.

However,

despite

the

COVID-19

contingency

plans

established

by

the

Group,

the

ability

to

conduct

business

may

be

adversely

affected
by

disruptions

to

infrastructure,

business

processes

and

technology

services,

resulting

from

the

unavailability

of

staff

due

to

illness

or

the

failure
of

third

parties

to

supply

services.

This

may

cause

significant

customer

detriment,

costs

to

reimburse

losses

incurred

by

the

Group’s

customers,
potential

litigation

costs

(including

regulatory

fines,

penalties

and

other

sanctions),

and

reputational

damage.

In

many

of

the

jurisdictions

in

which

the

Group

operates,

schemes

have

been

initiated

by

central

banks,

national

governments

and

regulators

to
provide

financial

support

to

parts

of

the

economy

most

impacted

by

the

COVID-19

pandemic.

These

schemes

have

been

designed

and
implemented

at

pace,

meaning

lenders

(including

Barclays)

continue

to

address

operational

issues

which

have

arisen

in

connection

with

the
implementation

of

the

schemes,

including

resolving

the

interaction

between

the

schemes

and

existing

law

and

regulation.

In

addition,

the

full
extent

of

how

these

schemes

will

impact

the

Group’s

customers

and

therefore

the

impact

on

the

Group

remains

uncertain

at

this

stage.
However,

certain

actions

(such

as

the

introduction

of

payment

holidays

for

various

consumer

lending

products

or

the

cancellation

or

waiver

of
fees

associated

with

certain

products)

may

negatively

impact

the

effective

interest

rate

earned

on

the

Group’s

portfolios

and

may

reduce

fee
income

being

earned

on

certain

products

and

negatively

impact

the

Group’s

profitability.

Furthermore,

the

introduction

of,

and

participation

in,
central-bank

supported

loan

and

other

financing

schemes

introduced

as

a

result

of

the

COVID-19

pandemic

may

negatively

impact

the

Group’s
RWAs,

level

of

impairment

and,

in

turn,

capital

position

(particularly

when

any

transitional

relief

applied

to

the

calculation

of

RWAs

and
impairment

expires).

This

may

be

exacerbated

if

the

Group

is

required

by

any

government

or

regulator

to

offer

forbearance

or

additional
financial

relief

to

borrowers

or

if

the

Group

is

unable

to

rely

on

guarantees

provided

by

governments

in

connection

with

financial

support
schemes

as

a

result

of

the

Group’s

failure

to

comply

with

scheme

requirements

or

otherwise.
As

these

schemes

and

other

financial

support

schemes

provided

by

national

governments

(such

as

job

retention

and

furlough

schemes)

expire,
are

withdrawn

or

are

no

longer

supported,

economic

growth

may

be

negatively

impacted

which

may

impact

the

Group’s

results

of

operations
and

profitability.

In

addition,

the

Group

may

experience

a

higher

volume

of

defaults

and

delinquencies

in

certain

portfolios

and

may

initiate
collection

and

enforcement

actions

to

recover

defaulted

debts.

Where

defaulting

borrowers

are

harmed

by

the

Group’s

conduct,

this

may

give
rise

to

civil

legal

proceedings,

including

class

actions,

regulatory

censure,

potentially

significant

fines

and

other

sanctions,

and

reputational
damage.

Other

legal

disputes

may

also

arise

between

the

Group

and

defaulting

borrowers

relating

to

matters

such

as

breaches

or

enforcement
of

legal

rights

or

obligations

arising

under

loan

and

other

credit

agreements.

Adverse

findings

in

any

such

matters

may

result

in

the

Group’s
rights

not

being

enforced

as

intended.

For

further

details,

refer

to

“viii)

Legal

risk

and

legal,

competition

and

regulatory

matters”

below.
The

actions

taken

by

various

governments

and

central

banks,

in

particular

in

the

United

Kingdom

and

the

United

States,

may

indicate

a

view

on
the

potential

severity

of

any

economic

downturn

and

post

recovery

environment,

which

from

a

commercial,

regulatory

and

risk

perspective

could
be

significantly

different

to

past

crises

and

persist

for

a

prolonged

period.

The

COVID-19

pandemic

has

led

to

a

weakening

in

gross

domestic
product

(GDP)

in

most

jurisdictions

in

which

the

Group

operates

and

an

expectation

of

higher

unemployment

in

those

same

jurisdictions.

These
factors

all

have

a

significant

impact

on

the

modelling

of

expected

credit

losses

(ECLs)

by

the

Group.

As

a

result,

the

Group

experienced

higher
ECLs

in

2020

compared

to

prior

periods

and

this

trend

may

continue

in

2021.

The

economic

environment

remains

uncertain

and

future
impairment

charges

may

be

subject

to

further

volatility

(including

from

changes

to

macroeconomic

variable

forecasts)

depending

on

the
longevity

of

the

COVID-19

pandemic

and

related

containment

measures

and

the

efficacy

of

any

COVID-19

vaccines,

as

well

as

the

longer

term
effectiveness

of

central

bank,

government

and

other

support

measures.

For

further

details

on

macroeconomic

variables

used

in

the

calculation
of

ECLs,

refer

to

the

credit

risk

performance

section.

In

addition,

ECLs

may

be

adversely

impacted

by

increased

levels

of

default

for

single

name
exposures

in

certain

sectors

directly

impacted

by

the

COVID-19

pandemic

(such

as

the

oil

and

gas,

retail,

airline,

and

hospitality

and

leisure
sectors).

Furthermore,

the

Group

relies

on

models

to

support

a

broad

range

of

business

and

risk

management

activities,

including

informing

business
decisions

and

strategies,

measuring

and

limiting

risk,

valuing

exposures

(including

the

calculation

of

impairment),

conducting

stress

testing

and
assessing

capital

adequacy.

Models

are,

by

their

nature,

imperfect

and

incomplete

representations

of

reality

because

they

rely

on

assumptions
and

inputs,

and

so

they

may

be

subject

to

errors

affecting

the

accuracy

of

their

outputs

and/or

misused.

This

may

be

exacerbated

when

dealing
with

unprecedented

scenarios,

such

as

the

COVID-19

pandemic,

due

to

the

lack

of

reliable

historical

reference

points

and

data.

For

further
details

on

model

risk,

refer

to

“v)

Model

risk”

below.

The

disruption

to

economic

activity

globally

caused

by

the

COVID-19

pandemic

could

adversely

impact

the

Group’s

other

assets

such

as
goodwill

and

intangibles,

and

the

value

of

Barclays

PLC’s

investments

in

subsidiaries.

It

could

also

impact

the

Group’s

income

due

to

lower
lending

and

transaction

volumes

due

to

volatility

or

weakness

in

the

capital

markets.

Other

potential

risks

include

credit

rating

migration

which
could

negatively

impact

the

Group’s

RWAs

and

capital

position,

and

potential

liquidity

stress

due

to

(among

other

things)

increased

customer
drawdowns,

notwithstanding

the

significant

initiatives

that

governments

and

central

banks

have

put

in

place

to

support

funding

and

liquidity.
Furthermore,

a

significant

increase

in

the

utilisation

of

credit

cards

by

Barclaycard

customers

could

have

a

negative

impact

on

the

Group’s
RWAs

and

capital

position.

Risk

review
Material

existing

and

emerging

risks
92

Barclays

PLC

2020

Annual

Report

on

Form

20-F
Furthermore,

in

order

to

support

lending

activity

to

promote

economic

growth,

governments

and/or

regulators

may

limit

management’s

flexibility
in

managing

its

business,

require

the

deployment

of

capital

in

particular

business

lines

or

otherwise

restrict

or

limit

capital

distributions

and
capital

allocation.

Any

and

all

such

events

mentioned

above

could

have

a

material

adverse

effect

on

the

Group’s

business,

financial

condition,

results

of
operations,

prospects,

liquidity,

capital

position

and

credit

ratings

(including

potential

credit

rating

agency

changes

of

outlooks

or

ratings),

as

well
as

on

the

Group’s

customers,

employees

and

suppliers.
ii)

Business

conditions,

general

economy

and

geopolitical

issues
The

Group’s

operations

are

subject

to

potentially

unfavourable

global

and

local

economic

and

market

conditions,

as

well

as

geopolitical
developments,

which

may

have

a

material

effect

on

the

Group’s

business,

results

of

operations,

financial

condition

and

prospects.
A

deterioration

in

global

or

local

economic

and

market

conditions

may

lead

to

(among

other

things):

(i)

deteriorating

business,

consumer

or
investor

confidence

and

lower

levels

of

fixed

asset

investment

and

productivity

growth,

which

in

turn

may

lead

to

lower

client

activity,

including
lower

demand

for

borrowing

from

creditworthy

customers;

(ii)

higher

default

rates,

delinquencies,

write-offs

and

impairment

charges

as
borrowers

struggle

with

the

burden

of

additional

debt;

(iii)

subdued

asset

prices

and

payment

patterns,

including

the

value

of

any

collateral

held
by

the

Group;

(iv)

mark

-to-market

losses

in

trading

portfolios

resulting

from

changes

in

factors

such

as

credit

ratings,

share

prices

and

solvency
of

counterparties;

and

(v)

revisions

to

calculated

ECLs

leading

to

increases

in

impairment

allowances.

In

addition,

the

Group’s

ability

to

borrow
from

other

financial

institutions

or

raise

funding

from

external

investors

may

be

affected

by

deteriorating

economic

conditions

and

market
disruption.

Geopolitical

events

may

lead

to

further

financial

instability

and

affect

economic

growth.

In

particular:
◾

Global

GDP

growth

weakened

sharply

in

the

first

half

of

2020

as

a

result

of

the

COVID-19

pandemic.

Whilst

a

number

of

central

banks

and
governments

implemented

financial

stimulus

packages

to

counter

the

economic

impact

of

the

pandemic,

recovery

has

been

slower

than
anticipated

and

concerns

remain

as

to

whether

(a)

there

will

be

subsequent

waves

of

the

COVID-19

pandemic,

(b)

further

financial

stimulus
will

be

required

and/or

(c)

governments

will

be

required

to

significantly

increase

taxation

to

fund

these

commitments.

All

of

these

factors

could
adversely

affect

economic

growth,

affect

specific

industries

or

countries

or

affect

the

Group’s

employees

and

business

operations

in

affected
countries.

See

“i)

Risks

relating

to

the

impact

of

COVID-19”

above

for

further

details.
◾

In

the

UK,

the

decision

to

leave

the

European

Union

(EU)

may

give

rise

to

further

economic

and

political

consequences

including

for
investment

and

market

confidence

in

the

UK

and

the

remainder

of

EU.

See

“(iii)The

UK’s

withdrawal

from

the

European

Union”

below

for
further

details.
◾

A

significant

proportion

of

the

Group’s

portfolio

is

located

in

the

US,

including

a

major

credit

card

portfolio

and

a

range

of

corporate

and
investment

banking

exposures.

The

possibility

of

significant

continued

changes

in

US

policy

in

certain

sectors

(including

trade,

healthcare

and
commodities)

may

have

an

impact

on

the

Group’s

associated

portfolios.

Stress

in

the

US

economy,

weakening

GDP

and

the

associated
exchange

rate

fluctuations,

heightened

trade

tensions

(such

as

the

current

dispute

between

the

US

and

China),

an

unexpected

rise

in
unemployment

and/or

an

increase

in

interest

rates

could

lead

to

increased

levels

of

impairment,

resulting

in

a

negative

impact

on

the

Group’s
profitability.
◾

An

escalation

in

geopolitical

tensions

or

increased

use

of

protectionist

measures

may

negatively

impact

the

Group’s

business

in

the

affected
regions.
◾

In

China

the

pace

of

credit

growth

remains

a

concern,

given

the

high

level

of

leverage

and

despite

government

and

regulatory

action.

A
stronger

than

expected

slowdown

could

result

if

authorities

fail

to

appropriately

manage

growth

during

the

transition

from

manufacturing
towards

services

and

the

end

of

the

investment

and

credit-led

boom.

Deterioration

in

emerging

markets

could

affect

the

Group

if

it

results

in
higher

impairment

charges

via

sovereign

or

counterparty

defaults.
iii)

The

UK’s

withdrawal

from

the

European

Union
There

are

a

number

of

factors

associated

with

the

UK’s

withdrawal

from

the

EU,

which

could

have

a

material

adverse

effect

on

the

Group’s
business,

results

of

operations,

financial

condition

and

prospects.
Trade

and

economic

activity

between

the

EU

and

UK
The

EU-UK

Trade

and

Cooperation

Agreement

(TCA),

which

provides

a

new

economic

and

social

partnership

between

the

EU

and

UK
(including

zero

tariffs

and

zero

quotas

on

all

goods

that

comply

with

the

appropriate

rules

of

origin)

came

into

force

provisionally

on

1

January
2021.
The

TCA

is

a

new,

unprecedented

arrangement

between

the

EU

and

the

UK,

and

there

is

some

uncertainty

as

to

its

operation

and

the

manner
in

which

trading

arrangements

will

be

enforced

by

both

the

EU

and

the

UK.

Furthermore,

the

EU

and/or

the

UK

can

invoke

trade

remedies
(such

as

tariffs

and

non-tariff

barriers)

against

each

other

in

certain

circumstances

under

the

TCA.

Resultant

trading

disruption

may

have

a
significant

impact

on

economic

activity

in

the

EU

and

the

UK

which

(in

turn)

could

have

a

material

adverse

effect

on

the

Group’s

business,
results

of

operations,

financial

condition

and

prospects.

Unstable

economic

conditions

could

result

in

(among

other

things):
◾

a

recession

in

the

UK

and/or

one

or

more

member

states

of

the

EEA

in

which

it

operates,

with

lower

growth,

higher

unemployment

and

falling
property

prices,

which

could

lead

to

increased

impairments

in

relation

to

a

number

of

the

Group’s

portfolios

(including,

but

not

limited

to,

its

UK
mortgage

portfolio,

unsecured

lending

portfolio

(including

credit

cards)

and

commercial

real

estate

exposures);
◾

increased

market

volatility

(in

particular

in

currencies

and

interest

rates),

which

could

impact

the

Group’s

trading

book

positions

and

affect

the
underlying

value

of

assets

in

the

banking

book

and

securities

held

by

the

Group

for

liquidity

purposes;
◾

a

credit

rating

downgrade

for

one

or

more

members

of

the

Group

(either

directly

or

indirectly

as

a

result

of

a

downgrade

in

the

UK

sovereign
credit

ratings),

which

could

significantly

increase

the

Group’s

cost

of

and/or

reduce

its

access

to

funding,

widen

credit

spreads

and

materially
adversely

affect

the

Group’s

interest

margins

and

liquidity

position;

and/or
◾

a

widening

of

credit

spreads

more

generally

or

reduced

investor

appetite

for

the

Group’s

debt

securities,

which

could

negatively

impact

the
Group’s

cost

of

and/or

access

to

funding.
Current

provision

of

financial

services
The

TCA

does

not

cover

financial

services

regulation.

Accordingly,

UK-based

entities

within

the

Group

(such

as

Barclays

Bank

PLC

and
Barclays

Bank

UK

PLC)

are

no

longer

able

to

rely

on

the

European

passporting

framework

for

financial

services.

Barclays

Bank

PLC

and
Barclays

Capital

Securities

Limited

have

put

in

place

new

arrangements

in

the

provision

of

cross-border

banking

and

investment

services

to
customers

and

counterparties

in

the

EEA

(including

by

servicing

EEA

clients

through

the

Group’s

EEA

hub

(Barclays

Bank

Ireland

PLC),

whilst
Barclays

Bank

UK

PLC

remains

focused

on

UK

customers.

Risk

review
Material

existing

and

emerging

risks
93

Barclays

PLC

2020

Annual

Report

on

Form

20-F
The

TCA

was

accompanied

by

a

Joint

Declaration

on

Financial

Services,

requiring

the

parties

to

agree

a

Memorandum

of

Understanding
(MoU),

by

March

2021,

establishing

the

framework

for

cooperation

in

financial

services.

The

MoU

will

also

cover

how

to

move

forward

on
equivalence

determinations

between

the

EU

and

the

UK.

There

can

be

no

assurance

that

the

EU

and

the

UK

will

reach

further

agreement

on

equivalence

decisions.

As

a

result,

equivalence

decisions
which

would

enable

UK

firms

to

access

EEA

clients

on

a

cross

border

basis

for

certain

markets

products,

cannot

be

relied

upon

to

allow

UK-
based

entities

within

the

Group

to

meet

all

of

the

needs

of

customers

and

clients

based

in

the

EEA.

However,

there

are

certain

other

types

of
equivalence

decisions

which

are

material

to

the

operations

of

the

Group.

To

date,

the

EU

and

the

UK

have

only

agreed

a

temporary

position

on
mutual

equivalence

in

relation

to

clearing

and

settlement

(CCP

equivalence).

If

the

current

mutual,

temporary

equivalence

decision

in

relation

to
CCP

equivalence

expires

and

is

not

replaced,

this

could

have

a

material

adverse

effect

on

the

Group’s

business

as

well

as

its

clients.

In
addition,

HM

Treasury

has

made

certain

unilateral

equivalence

decisions,

(including

under

the

Capital

Requirements

Regulation

(CRR)

and

the
removal

of

such

decisions

could

have

a

material

impact

on

the

operations

of

the

Group.

The

Group

provides

the

majority

of

its

cross-border

banking

and

investment

services

to

EEA

clients

via

Barclays

Bank

Ireland

PLC.

Additionally,
in

certain

EEA

Member

States,

Barclays

Bank

PLC

and

Barclays

Capital

Securities

Limited

(BCSL)

have

applied

for

and

received

cross

border
licences

to

enable

them

to

continue

to

conduct

a

limited

range

of

activities,

including

accessing

EEA

trading

venues

and

interdealer

trading.

As
a

result

of

the

onshoring

of

EU

legislation

in

the

UK

and

the

exercise

of

the

UK

regulators’

Temporary

Transitional

Powers,

UK-based

entities
within

the

Group

are

currently

subject

to

substantially

the

same

rules

and

regulations

as

prior

to

the

UK’s

withdrawal

from

the

EU.

It

is

the

UK’s
intention

eventually

to

recast

onshored

EU

legislation

as

part

of

UK

legislation

and

PRA

and

FCA

rules,

which

could

result

in

changes

to
regulatory

requirements

in

the

UK.
If

the

regulatory

regimes

for

EU

and

UK

financial

services

change

further,

or

if

temporary

permissions

and

equivalence

decisions

expire,

and

are
not

replaced,

the

provision

of

cross-border

banking

and

investment

services

across

the

Group

may

become

more

complex

and

costly

which
could

have

a

material

adverse

effect

on

the

Group’s

business

and

results

of

operations

and

could

result

in

the

Group

modifying

its

legal

entity,
capital

and

funding

structures

and

business

mix,

exiting

certain

business

activities

altogether

or

not

expanding

in

areas

despite

otherwise
attractive

potential

returns.

This

may

also

be

exacerbated

if,

Barclays

Bank

Ireland

PLC

expands

further

and,

as

a

result

of

its

growth

and
importance

to

the

Group

and

the

EEA

banking

system

as

a

whole,

Barclays

Bank

Ireland

PLC

is

made

subject

to

higher

capital

requirements

or
restrictions

are

imposed

by

regulators

on

capital

allocation

and

capital

distributions

by

Barclays

Bank

Ireland

PLC.
iv)

The

impact

of

interest

rate

changes

on

the

Group’s

profitability
Changes

to

interest

rates

are

significant

for

the

Group,

especially

given

the

uncertainty

as

to

the

direction

of

interest

rates

and

the

pace

at

which
they

may

change

particularly

in

the

Group’s

main

markets

of

the

UK

and

the

US.

A

continued

period

of

low

interest

rates

and

flat

yield

curves,

including

any

further

rate

cuts

and/or

negative

interest

rates,

may

affect

and
continue

to

put

pressure

on

the

Group’s

net

interest

margins

(the

difference

between

its

lending

income

and

borrowing

costs)

and

could
adversely

affect

the

profitability

and

prospects

of

the

Group.
Interest

rate

rises

could

positively

impact

the

Group’s

profitability

as

retail

and

corporate

business

income

increases

due

to

margin

de-
compression.

However,

further

increases

in

interest

rates,

if

larger

or

more

frequent

than

expected,

could

lead

to

generally

weaker

than
expected

growth,

reduced

business

confidence

and

higher

unemployment.

This,

in

turn,

could

cause

stress

in

the

lending

portfolio

and
underwriting

activity

of

the

Group

with

resultant

higher

credit

losses

driving

an

increased

impairment

charge

which

would

most

notably

impact
retail

unsecured

portfolios

and

wholesale

non-investment

grade

lending

and

could

have

a

material

effect

on

the

Group’s

business,

results

of
operations,

financial

condition

and

prospects.
In

addition,

changes

in

interest

rates

could

have

an

adverse

impact

on

the

value

of

the

securities

held

in

the

Group’s

liquid

asset

portfolio.
Consequently,

this

could

create

more

volatility

than

expected

through

the

Group’s

Fair

Value

through

Other

Comprehensive

Income

(FVOCI)
reserves.
v)

Competition

in

the

banking

and

financial

services

industry
The

Group

operates

in

a

highly

competitive

environment

(in

particular,

in

the

UK

and

US)

in

which

it

must

evolve

and

adapt

to

the

significant
changes

as

a

result

of

financial

regulatory

reform,

technological

advances,

increased

public

scrutiny

and

current

economic

conditions.

The
Group

expects

that

competition

in

the

financial

services

industry

will

continue

to

be

intense

and

may

have

a

material

adverse

effect

on

the
Group’s

future

business,

results

of

operations

and

prospects.

New

competitors

in

the

financial

services

industry

continue

to

emerge.

For

example,

technological

advances

and

the

growth

of

e-commerce
have

made

it

possible

for

non-banks

to

offer

products

and

services

that

traditionally

were

banking

products.

This

has

allowed

financial
institutions

and

other

companies

to

provide

electronic

and

internet-based

financial

solutions,

including

electronic

securities

trading,

payments
processing

and

online

automated

algorithmic-based

investment

advice.

Furthermore,

both

financial

institutions

and

their

non-banking
competitors

face

the

risk

that

payments

processing

and

other

services

could

be

significantly

disrupted

by

technologies,

such

as
cryptocurrencies,

that

require

no

intermediation.

New

technologies

have

required

and

could

require

the

Group

to

spend

more

to

modify

or

adapt
its

products

or

make

additional

capital

investments

in

its

businesses

to

attract

and

retain

clients

and

customers

or

to

match

products

and
services

offered

by

its

competitors,

including

technology

companies.

Ongoing

or

increased

competition

may

put

pressure

on

the

pricing

for

the

Group’s

products

and

services,

which

could

reduce

the

Group's
revenues

and

profitability,

or

may

cause

the

Group

to

lose

market

share,

particularly

with

respect

to

traditional

banking

products

such

as
deposits,

bank

accounts

and

mortgage

lending.

This

competition

may

be

on

the

basis

of

quality

and

variety

of

products

and

services

offered,
transaction

execution,

innovation,

reputation

and

price.

The

failure

of

any

of

the

Group’s

businesses

to

meet

the

expectations

of

clients

and
customers,

whether

due

to

general

market

conditions,

under-performance,

a

decision

not

to

offer

a

particular

product

or

service,

changes

in
client

and

customer

expectations

or

other

factors,

could

affect

the

Group’s

ability

to

attract

or

retain

clients

and

customers.

Any

such

impact
could,

in

turn,

reduce

the

Group’s

revenues.
vi)

Regulatory

change

agenda

and

impact

on

business

model
The

Group

remains

subject

to

ongoing

significant

levels

of

regulatory

change

and

scrutiny

in

many

of

the

countries

in

which

it

operates
(including,

in

particular,

the

UK

and

the

US).

As

a

result,

regulatory

risk

will

remain

a

focus

for

senior

management.

Furthermore,

a

more
intensive

regulatory

approach

and

enhanced

requirements

together

with

the

potential

lack

of

international

regulatory

co-ordination

as

enhanced
supervisory

standards

are

developed

and

implemented

may

adversely

affect

the

Group’s

business,

capital

and

risk

management

strategies
and/or

may

result

in

the

Group

deciding

to

modify

its

legal

entity,

capital

and

funding

structures

and

business

mix,

or

to

exit

certain

business
activities

altogether

or

not

to

expand

in

areas

despite

otherwise

attractive

potential.
There

are

several

significant

pieces

of

legislation

and

areas

of

focus

which

will

require

significant

management

attention,

cost

and

resource,
including:

Risk

review
Material

existing

and

emerging

risks
94

Barclays

PLC

2020

Annual

Report

on

Form

20-F
◾

Changes

in

prudential

requirements

may

impact

minimum

requirements

for

own

funds

and

eligible

liabilities

(MREL)

(including

requirements
for

internal

MREL),

leverage,

liquidity

or

funding

requirements,

applicable

buffers

and/or

add-ons

to

such

minimum

requirements

and

risk
weighted

assets

calculation

methodologies

all

as

may

be

set

by

international,

EU

or

national

authorities.

Such

or

similar

changes

to

prudential
requirements

or

additional

supervisory

and

prudential

expectations,

either

individually

or

in

aggregate,

may

result

in,

among

other

things,

a
need

for

further

management

actions

to

meet

the

changed

requirements,

such

as:

-

increasing

capital,

MREL

or

liquidity

resources,

reducing

leverage

and

risk

weighted

assets;

-

restricting

distributions

on

capital

instruments;

-

modifying

the

terms

of

outstanding

capital

instruments;

-

modifying

legal

entity

structure

(including

with

regard

to

issuance

and

deployment

of

capital,

MREL

and

funding);

-

changing

the

Group’s

business

mix

or

exiting

other

businesses;

and/or

-

undertaking

other

actions

to

strengthen

the

Group’s

position.
◾

The

derivatives

market

has

been

the

subject

of

particular

focus

for

regulators

in

recent

years

across

the

G20

countries

and

beyond,

with
regulations

introduced

which

require

the

reporting

and

clearing

of

standardised

over

the

counter

(OTC)

derivatives

and

the

mandatory
margining

of

non-cleared

OTC

derivatives.

These

regulations

may

increase

costs

for

market

participants,

as

well

as

reduce

liquidity

in

the
derivatives

markets,

in

particular

if

there

are

areas

of

overlapping

or

conflicting

regulation.

More

broadly,

changes

to

the

regulatory

framework
(in

particular,

the

review

of

the

second

Markets

in

Financial

Instruments

Directive

and

the

implementation

of

the

Benchmarks

Regulation)
could

entail

significant

costs

for

market

participants

and

may

have

a

significant

impact

on

certain

markets

in

which

the

Group

operates.
◾

The

Group

and

certain

of

its

members

are

subject

to

supervisory

stress

testing

exercises

in

a

number

of

jurisdictions.

These

exercises
currently

include

the

programmes

of

the

Bank

of

England,

the

European

Banking

Authority

(EBA),

the

Federal

Deposit

Insurance

Corporation
(FDIC)

and

the

Federal

Reserve

Board

(FRB).

Failure

to

meet

the

requirements

of

regulatory

stress

tests,

or

the

failure

by

regulators

to
approve

the

stress

test

results

and

capital

plans

of

the

Group,

could

result

in

the

Group

or

certain

of

its

members

being

required

to

enhance
their

capital

position,

limit

capital

distributions

or

position

additional

capital

in

specific

subsidiaries.
For

further

details

on

the

regulatory

supervision

of,

and

regulations

applicable

to,

the

Group,

see

the

Supervision

and

regulation

section.
vii)

The

impact

of

climate

change

on

the

Group’s

business
The

risks

associated

with

climate

change

are

subject

to

rapidly

increasing

societal,

regulatory

and

political

focus,

both

in

the

UK

and
internationally.

Embedding

climate

risk

into

the

Group’s

risk

framework

in

line

with

regulatory

expectations,

and

adapting

the

Group’s

operations
and

business

strategy

to

address

the

financial

risks

resulting

from

both:

(i)

the

physical

risk

of

climate

change;

and

(ii)

the

risk

from

the

transition
to

a

low

carbon

economy,

could

have

a

significant

impact

on

the

Group’s

business.
Physical

risks

from

climate

change

arise

from

a

number

of

factors

and

relate

to

specific

weather

events

and

longer-term

shifts

in

the

climate.
The

nature

and

timing

of

extreme

weather

events

are

uncertain

but

they

are

increasing

in

frequency

and

their

impact

on

the

economy

is
predicted

to

be

more

acute

in

the

future.

The

potential

impact

on

the

economy

includes,

but

is

not

limited

to,

lower

GDP

growth,

higher
unemployment

and

significant

changes

in

asset

prices

and

profitability

of

industries.

Damage

to

the

properties

and

operations

of

borrowers
could

impair

asset

values

and

the

creditworthiness

of

customers

leading

to

increased

default

rates,

delinquencies,

write-offs

and

impairment
charges

in

the

Group’s

portfolios.

In

addition,

the

Group’s

premises

and

resilience

may

also

suffer

physical

damage

due

to

weather

events
leading

to

increased

costs

for

the

Group.
As

the

economy

transitions

to

a

low-carbon

economy,

financial

institutions

such

as

the

Group

may

face

significant

and

rapid

developments

in
stakeholder

expectations,

policy,

law

and

regulation

which

could

impact

the

lending

activities

the

Group

undertakes,

as

well

as

the

risks
associated

with

its

lending

portfolios,

and

the

value

of

the

Group’s

financial

assets.

As

sentiment

towards

climate

change

shifts

and

societal
preferences

change,

the

Group

may

face

greater

scrutiny

of

the

type

of

business

it

conducts,

adverse

media

coverage

and

reputational
damage,

which

may

in

turn

impact

customer

demand

for

the

Group's

products,

returns

on

certain

business

activities

and

the

value

of

certain
assets

and

trading

positions

resulting

in

impairment

charges.

In

addition,

the

impacts

of

physical

and

transition

climate

risks

can

lead

to

second

order

connected

risks,

which

have

the

potential

to

affect

the
Group’s

retail

and

wholesale

portfolios.

The

impacts

of

climate

change

may

increase

losses

for

those

sectors

sensitive

to

the

effects

of

physical
and

transition

risks.

Any

subsequent

increase

in

defaults

and

rising

unemployment

could

create

recessionary

pressures,

which

may

lead

to
wider

deterioration

in

the

creditworthiness

of

the

Group’s

clients,

higher

ECLs,

and

increased

charge-offs

and

defaults

among

retail

customers.
If

the

Group

does

not

adequately

embed

risks

associated

with

climate

change

into

its

risk

framework

to

appropriately

measure,

manage

and
disclose

the

various

financial

and

operational

risks

it

faces

as

a

result

of

climate

change,

or

fails

to

adapt

its

strategy

and

business

model

to

the
changing

regulatory

requirements

and

market

expectations

on

a

timely

basis,

it

may

have

a

material

and

adverse

impact

on

the

Group’s

level

of
business

growth,

competitiveness,

profitability,

capital

requirements,

cost

of

funding,

and

financial

condition.
For

further

details

on

the

Group’s

approach

to

climate

change,

see

the

climate

change

risk

management

section.
viii)

Impact

of

benchmark

interest

rate

reforms

on

the

Group
For

several

years,

global

regulators

and

central

banks

have

been

driving

international

efforts

to

reform

key

benchmark

interest

rates

and
indices,

such

as

the

London

Interbank

Offered

Rate

(LIBOR),

which

are

used

to

determine

the

amounts

payable

under

a

wide

range

of
transactions

and

make

them

more

reliable

and

robust.

This

has

resulted

in

significant

changes

to

the

methodology

and

operation

of

certain
benchmarks

and

indices,

the

adoption

of

alternative

“risk-free”

reference

rates

and

the

proposed

discontinuation

of

certain

reference

rates
(including

LIBOR),

with

further

changes

anticipated,

including

UK,

EU

and

US

legislative

proposals

to

deal

with

‘tough

legacy’

contracts

that
cannot

convert

into

or

cannot

add

fall-back

risk-free

reference

rates.

The

consequences

of

reform

are

unpredictable

and

may

have

an

adverse
impact

on

any

financial

instruments

linked

to,

or

referencing,

any

of

these

benchmark

interest

rates.
Uncertainty

as

to

the

nature

of

such

potential

changes,

the

availability

and/or

suitability

of

alternative

“risk-free”

reference

rates

and

other
reforms

may

adversely

affect

a

broad

range

of

transactions

(including

any

securities,

loans

and

derivatives

which

use

LIBOR

to

determine

the
amount

of

interest

payable

that

are

included

in

the

Group’s

financial

assets

and

liabilities)

that

use

these

reference

rates

and

indices

and
introduce

a

number

of

risks

for

the

Group,

including,

but

not

limited

to:

Risk

review
Material

existing

and

emerging

risks
95

Barclays

PLC

2020

Annual

Report

on

Form

20-F
◾
Conduct

risk:

in

undertaking

actions

to

transition

away

from

using

certain

reference

rates

(such

as

LIBOR)

to

new

alternative,

risk-free

rates,
the

Group

faces

conduct

risks.

These

may

lead

to

customer

complaints,

regulatory

sanctions

or

reputational

impact

if

the

Group

is

considered
to

be

(among

other

things)

(i)

undertaking

market

activities

that

are

manipulative

or

create

a

false

or

misleading

impression,

(ii)

misusing
sensitive

information

or

not

identifying

or

appropriately

managing

or

mitigating

conflicts

of

interest,

(iii)

providing

customers

with

inadequate
advice,

misleading

information,

unsuitable

products

or

unacceptable

service,

(iv)

not

taking

a

consistent

approach

to

remediation

for
customers

in

similar

circumstances,

(v)

unduly

delaying

the

communication

and

migration

activities

in

relation

to

client

exposure,

leaving

them
insufficient

time

to

prepare

or

(vi)

colluding

or

inappropriately

sharing

information

with

competitors;
◾
Financial

risks:

the

valuation

of

certain

of

the

Group’s

financial

assets

and

liabilities

may

change.

Moreover,

transitioning

to

alternative

“risk-
free”

reference

rates

may

impact

the

ability

of

members

of

the

Group

to

calculate

and

model

amounts

receivable

by

them

on

certain

financial
assets

and

determine

the

amounts

payable

on

certain

financial

liabilities

(such

as

debt

securities

issued

by

them)

because

currently
alternative

“risk-free”

reference

rates

(such

as

the

Sterling

Overnight

Index

Average

(SONIA)

and

the

Secured

Overnight

Financing

Rate
(SOFR))

are

look-back

rates

whereas

term

rates

(such

as

LIBOR)

allow

borrowers

to

calculate

at

the

start

of

any

interest

period

exactly

how
much

is

payable

at

the

end

of

such

interest

period.

This

may

have

a

material

adverse

effect

on

the

Group’s

cashflows;
◾
Pricing

risk:

changes

to

existing

reference

rates

and

indices,

discontinuation

of

any

reference

rate

or

indices

and

transition

to

alternative
“risk-free”

reference

rates

may

impact

the

pricing

mechanisms

used

by

the

Group

on

certain

transactions;
◾
Operational

risk:

changes

to

existing

reference

rates

and

indices,

discontinuation

of

any

reference

rate

or

index

and

transition

to

alternative
“risk-free”

reference

rates

may

require

changes

to

the

Group’s

IT

systems,

trade

reporting

infrastructure,

operational

processes,

and

controls.
In

addition,

if

any

reference

rate

or

index

(such

as

LIBOR)

is

no

longer

available

to

calculate

amounts

payable,

the

Group

may

incur

additional
expenses

in

amending

documentation

for

new

and

existing

transactions

and/or

effecting

the

transition

from

the

original

reference

rate

or

index
to

a

new

reference

rate

or

index;

and
◾
Accounting

risk:

an

inability

to

apply

hedge

accounting

in

accordance

with

IFRS

could

lead

to

increased

volatility

in

the

Group’s

financial
results

and

performance.
Any

of

these

factors

may

have

a

material

adverse

effect

on

the

Group’s

business,

results

of

operations,

financial

condition

and

prospects.
For

further

details

on

the

impacts

of

benchmark

interest

rate

reforms

on

the

Group,

see

Note

41.
ix)

Holding

company

structure

of

Barclays

PLC

and

its

dependency

on

distributions

from

its

subsidiaries
Barclays

PLC

is

a

holding

company

and

its

principal

sources

of

income

are,

and

are

expected

to

continue

to

be,

distributions

(in

the

form

of
dividends

and

interest

payments)

from

operating

subsidiaries

which

also

hold

the

principal

assets

of

the

Group.

As

a

separate

legal

entity,
Barclays

PLC

relies

on

such

distributions

in

order

to

be

able

to

meet

its

obligations

as

they

fall

due

(including

its

payment

obligations

with
respect

to

its

debt

securities)

and

to

create

distributable

reserves

for

payment

of

dividends

to

ordinary

shareholders.

The

ability

of

Barclays

PLC’s

subsidiaries

to

pay

dividends

and

interest

and

Barclays

PLC’s

ability

to

receive

such

distributions

from

its
investments

in

its

subsidiaries

and

other

entities

will

be

subject

not

only

to

such

subsidiaries’

and

other

entities'

financial

performance

and
macroeconomic

conditions

but

also

to

applicable

local

laws

and

other

restrictions

(including

restrictions

imposed

by

governments

and/or
regulators,

such

as

those

imposed

as

part

of

the

UK

Government’s

response

to

the

COVID-19

pandemic,

which

limit

management’s

flexibility

in
managing

the

business

and

taking

action

in

relation

to

capital

distributions

and

capital

allocation).

These

laws

and

restrictions

could

limit

the
payment

of

dividends

and

distributions

to

Barclays

PLC

by

its

subsidiaries

and

any

other

entities

in

which

it

holds

an

investment

from

time

to
time,

which

could

restrict

Barclays

PLC’s

ability

to

meet

its

obligations

and/or

to

pay

dividends

to

ordinary

shareholders.
x)

Application

of

resolution

measures

and

stabilisation

powers

under

the

Banking

Act
Under

the

Banking

Act

2009,

as

amended

(Banking

Act),

substantial

powers

are

granted

to

the

Bank

of

England

(or,

in

certain

circumstances,
HM

Treasury),

in

consultation

with

the

PRA,

the

FCA

and

HM

Treasury,

as

appropriate,

as

part

of

a

special

resolution

regime

(SRR).

These
powers

enable

the

relevant

UK

resolution

authority

to

implement

resolution

measures

and

stabilisation

options

with

respect

to

a

UK

bank

or
investment

firm

and

certain

of

its

affiliates

(currently

including

Barclays

PLC)

(each,

a

relevant

entity)

in

circumstances

in

which

the

relevant

UK
resolution

authority

is

satisfied

that

the

resolution

conditions

are

met.

The

SRR

consists

of

five

stabilisation

options:

(i)

private

sector

transfer

of
all

or

part

of

the

business

or

shares

of

the

relevant

entity,

(ii)

transfer

of

all

or

part

of

the

business

of

the

relevant

entity

to

a

“bridge

bank”
established

by

the

Bank

of

England,

(iii)

transfer

to

an

asset

management

vehicle

wholly

or

partly

owned

by

HM

Treasury

or

the

Bank

of
England,

(iv)

the

cancellation,

transfer

or

dilution

of

the

relevant

entities'

equity

(including

Barclays

PLC’s

ordinary

share

capital)

and

write-down
or

conversion

of

the

relevant

entity’s

capital

instruments

and

liabilities

(the

bail-in

tool)

and

(v)

temporary

public

ownership

(i.e.

nationalisation).

In

addition,

the

relevant

UK

resolution

authority

may,

in

certain

circumstances,

in

accordance

with

the

Banking

Act

require

the

permanent

write-
down

or

conversion

into

equity

of

any

outstanding

tier

1

capital

instruments,

tier

2

capital

instruments

and

internal

MREL

prior

to

the

exercise

of
any

stabilisation

option

(including

the

bail-in

tool).

Any

such

action

could

result

in

the

dilution

of

Barclays

PLC’s

ordinary

share

capital.
Shareholders

should

assume

that,

in

a

resolution

situation,

public

financial

support

will

only

be

available

to

a

relevant

entity

as

a

last

resort

after
the

relevant

UK

resolution

authorities

have

assessed

and

used,

to

the

maximum

extent

practicable,

the

resolution

tools,

including

the

bail-in

tool
(the

Bank

of

England’s

preferred

approach

for

the

resolution

of

the

Group

is

a

bail-in

strategy

with

a

single

point

of

entry

at

Barclays

PLC).

The
exercise

of

any

of

such

powers

under

the

Banking

Act

or

any

suggestion

of

any

such

exercise

could

materially

adversely

affect

the

value

of
Barclays

PLC

ordinary

shares

and

could

lead

to

shareholders

losing

some

or

all

of

their

investment.
In

addition,

any

safeguards

within

the

Banking

Act

(such

as

the

‘no

creditor

worse

off'

principle)

may

not

result

in

compensation

to

shareholders
that

is

equivalent

to

the

full

losses

incurred

by

them

in

the

resolution

and

there

can

be

no

assurance

that

shareholders

would

recover

such
compensation

promptly.
Material

existing

and

emerging

risks

impacting

individual

principal

risks
i)

Credit

risk
Credit

risk

is

the

risk

of

loss

to

the

Group

from

the

failure

of

clients,

customers

or

counterparties,

including

sovereigns,

to

fully

honour

their
obligations

to

members

of

the

Group,

including

the

whole

and

timely

payment

of

principal,

interest,

collateral

and

other

receivables.
a)

Impairment
The

introduction

of

the

impairment

requirements

of

IFRS

9

Financial

Instruments,

resulted

in

impairment

loss

allowances

that

are

recognised
earlier,

on

a

more

forward-looking

basis

and

on

a

broader

scope

of

financial

instruments,

and

may

continue

to

have

a

material

impact

on

the
Group’s

business,

results

of

operations,

financial

condition

and

prospects.

Risk

review
Material

existing

and

emerging

risks
96

Barclays

PLC

2020

Annual

Report

on

Form

20-F
Measurement

involves

complex

judgement

and

impairment

charges

could

be

volatile,

particularly

under

stressed

conditions.

Unsecured
products

with

longer

expected

lives,

such

as

credit

cards,

are

the

most

impacted.

Taking

into

account

the

transitional

regime,

the

capital
treatment

on

the

increased

reserves

has

the

potential

to

adversely

impact

the

Group’s

regulatory

capital

ratios.
In

addition,

the

move

from

incurred

losses

to

ECLs

has

the

potential

to

impact

the

Group’s

performance

under

stressed

economic

conditions

or
regulatory

stress

tests.

For

more

information,

refer

to

Note

1.
b)

Specific

sectors

and

concentrations
The

Group

is

subject

to

risks

arising

from

changes

in

credit

quality

and

recovery

rates

of

loans

and

advances

due

from

borrowers

and
counterparties

in

any

specific

portfolio.

Any

deterioration

in

credit

quality

could

lead

to

lower

recoverability

and

higher

impairment

in

a

specific
sector.

The

following

are

areas

of

uncertainties

to

the

Group’s

portfolio

which

could

have

a

material

impact

on

performance:
◾
UK

retail,

hospitality

and

leisure.
Softening

demand,

rising

costs

and

a

structural

shift

to

online

shopping

is

fuelling

pressure

on

the

UK

High
Street

and

other

sectors

heavily

reliant

on

consumer

discretionary

spending.

As

these

sectors

continue

to

reposition

themselves,

the

trend
represents

a

potential

risk

in

the

Group’s

UK

corporate

portfolio

from

the

perspective

of

its

interactions

with

both

retailers

and

their

landlords.
◾
Consumer

affordability
has

remained

a

key

area

of

focus,

particularly

in

unsecured

lending.

Macroeconomic

factors,

such

as

rising
unemployment,

that

impact

a

customer’s

ability

to

service

debt

payments

could

lead

to

increased

arrears

in

both

unsecured

and

secured
products.
◾
UK

real

estate

market.
UK

property

represents

a

significant

portion

of

the

overall

Group

retail

credit

exposure.

In

2020,

property

prices
fluctuated

significantly.

In

the

first

half

of

2020

the

Group’s

retail

exposure

experienced

a

suppressed

UK

real

estate

market

due

to

the

impact
of

the

COVID-19

pandemic,

whilst

the

second

half

of

2020

saw

increased

activity

as

financial

support

schemes

and

a

temporary

stamp

duty
cut

took

effect.

However,

there

can

be

no

assurance

that

the

recovery

in

the

UK

real

estate

market

will

continue

in

2021

especially

as

the
longer

term

macroeconomic

effects

of

the

COVID-19

pandemic

are

felt,

financial

support

schemes

are

withdrawn

and

stamp

duty

cuts

are
reversed,

and

growth

across

the

UK

has

slowed,

particularly

in

London

and

the

South

East

where

the

Group

has

a

high

exposure.

The
Group’s

corporate

exposure

is

vulnerable

to

the

impacts

of

the

ongoing

COVID-19

stress,

with

particular

weakness

in

retail

property

as

a
result

of

reduced

rent

collections

and

residential

development.

The

Group

is

at

risk

of

increased

impairment

from

a

material

fall

in

property
prices.

◾
Leverage

finance

underwriting.
The

Group

takes

on

sub-investment

grade

underwriting

exposure,

including

single

name

risk,

particularly

in
the

US

and

Europe.

The

Group

is

exposed

to

credit

events

and

market

volatility

during

the

underwriting

period.

Any

adverse

events

during

this
period

may

potentially

result

in

loss

for

the

Group,

or

an

increased

capital

requirement

should

there

be

a

need

to

hold

the

exposure

for

an
extended

period.
◾
Italian

mortgage

and

wholesale

exposure.
The

Group

is

exposed

to

a

decline

in

the

Italian

economic

environment

through

a

mortgage
portfolio

in

run-off

and

positions

to

wholesale

customers.

The

Italian

economy

was

severely

impacted

by

the

COVID-19

pandemic

in

2020

and
recovery

has

been

slower

than

anticipated.

Should

the

Italian

economy

deteriorate

further

or

any

recovery

take

longer

to

materialise,

there
could

be

a

material

adverse

effect

on

the

Group’s

results

of

operations

including,

but

not

limited

to,

increased

credit

losses

and

higher
impairment

charges.
◾
Oil

&

Gas

sector.
The

Group’s

corporate

credit

exposure

includes

companies

whose

performance

is

dependent

on

the

oil

and

gas

sector.
Weaker

demand

for

energy

products,

in

particular

as

a

result

of

the

COVID-19

pandemic,

combined

with

a

sustained

period

of

lower

energy
prices

has

led

to

the

erosion

of

balance

sheet

strength,

particularly

for

higher

cost

producers

and

those

businesses

who

supply

goods

and
services

to

the

oil

and

gas

sector.

Any

recovery

from

the

drop

in

demand

is

likely

to

remain

volatile

and

energy

prices

could

remain

subdued
at

low

levels

for

the

foreseeable

future,

below

the

break-even

point

for

some

companies.

Furthermore,

in

the

longer

term,

costs

associated
with

the

transition

towards

renewable

sources

of

energy

may

place

great

demands

on

companies

that

the

Group

has

exposure

to

globally.
These

factors

could

have

a

material

adverse

effect

on

the

Group’s

business,

results

of

operations

and

financial

condition

through

increased
impairment

charges.
The

Group

also

has

large

individual

exposures

to

single

name

counterparties,

both

in

its

lending

activities

and

in

its

financial

services

and
trading

activities,

including

transactions

in

derivatives

and

transactions

with

brokers,

central

clearing

houses,

dealers,

other

banks,

mutual

and
hedge

funds

and

other

institutional

clients.

The

default

of

such

counterparties

could

have

a

significant

impact

on

the

carrying

value

of

these
assets.

In

addition,

where

such

counterparty

risk

has

been

mitigated

by

taking

collateral,

credit

risk

may

remain

high

if

the

collateral

held

cannot
be

realised,

or

has

to

be

liquidated

at

prices

which

are

insufficient

to

recover

the

full

amount

of

the

loan

or

derivative

exposure.

Any

such
defaults

could

have

a

material

adverse

effect

on

the

Group’s

results

due

to,

for

example,

increased

credit

losses

and

higher

impairment
charges.
For

further

details

on

the

Group’s

approach

to

credit

risk,

see

the

credit

risk

management

and

credit

risk

performance

sections.
ii)

Market

risk
Market

risk

is

the

risk

of

loss

arising

from

potential

adverse

change

in

the

value

of

the

Group’s

assets

and

liabilities

from

fluctuation

in

market
variables

including,

but

not

limited

to,

interest

rates,

foreign

exchange,

equity

prices,

commodity

prices,

credit

spreads,

implied

volatilities

and
asset

correlations.

Economic

and

financial

market

uncertainties

remain

elevated,

as

the

path

of

the

COVID-19

pandemic

is

inherently

difficult

to

predict.

Further
waves

of

the

COVID-19

pandemic,

deployment

of

COVID-19

vaccines

not

being

as

successful

as

desired,

intensifying

social

unrest

that

weighs
on

market

sentiment,

and

deteriorating

trade

and

geopolitical

tensions

are

some

of

the

factors

that

could

heighten

market

risks

for

the

Group’s
portfolios.
In

addition,

the

Group’s

trading

business

is

generally

exposed

to

a

prolonged

period

of

elevated

asset

price

volatility,

particularly

if

it

negatively
affects

the

depth

of

marketplace

liquidity.

Such

a

scenario

could

impact

the

Group’s

ability

to

execute

client

trades

and

may

also

result

in

lower
client

flow-driven

income

and/or

market-based

losses

on

its

existing

portfolio

of

market

risks.

These

can

include

having

to

absorb

higher

hedging
costs

from

rebalancing

risks

that

need

to

be

managed

dynamically

as

market

levels

and

their

associated

volatilities

change.
It

is

difficult

to

predict

changes

in

market

conditions,

and

such

changes

could

have

a

material

adverse

effect

on

the

Group’s

business,

results

of
operations,

financial

condition

and

prospects.
For

further

details

on

the

Group’s

approach

to

market

risk,

see

the

market

risk

management

and

market

risk

performance

sections.
iii)

Treasury

and

capital

risk
There

are

three

primary

types

of

treasury

and

capital

risk

faced

by

the

Group:
a)

Liquidity

risk

Risk

review
Material

existing

and

emerging

risks
97

Barclays

PLC

2020

Annual

Report

on

Form

20-F
Liquidity

risk

is

the

risk

that

the

Group

is

unable

to

meet

its

contractual

or

contingent

obligations

or

that

it

does

not

have

the

appropriate

amount,
tenor

and

composition

of

funding

and

liquidity

to

support

its

assets.

This

could

cause

the

Group

to

fail

to

meet

regulatory

liquidity

standards

or
be

unable

to

support

day-to-day

banking

activities.

Key

liquidity

risks

that

the

Group

faces

include:
◾
The

stability

of

the

Group’s

current

funding

profile:
In

particular,

that

part

which

is

based

on

accounts

and

deposits

payable

on

demand

or
at

short

notice,

could

be

affected

by

the

Group

failing

to

preserve

the

current

level

of

customer

and

investor

confidence.

The

Group

also
regularly

accesses

the

money

and

capital

markets

to

provide

short-term

and

long-term

funding

to

support

its

operations.

Several

factors,
including

adverse

macroeconomic

conditions,

adverse

outcomes

in

conduct

and

legal,

competition

and

regulatory

matters

and

loss

of
confidence

by

investors,

counterparties

and/or

customers

in

the

Group,

can

affect

the

ability

of

the

Group

to

access

the

capital

markets

and/or
the

cost

and

other

terms

upon

which

the

Group

is

able

to

obtain

market

funding.
◾
Credit

rating

changes

and

the

impact

on

funding

costs:
Rating

agencies

regularly

review

credit

ratings

given

to

Barclays

PLC

and

certain
members

of

the

Group.

Credit

ratings

are

based

on

a

number

of

factors,

including

some

which

are

not

within

the

Group’s

control

(such

as
political

and

regulatory

developments,

changes

in

rating

methodologies,

macroeconomic

conditions

and

the

sovereign

credit

ratings

of

the
countries

in

which

the

Group

operates).
Whilst

the

impact

of

a

credit

rating

change

will

depend

on

a

number

of

factors

(including

the

type

of

issuance

and

prevailing

market

conditions),
any

reductions

in

a

credit

rating

(in

particular,

any

downgrade

below

investment

grade)

may

affect

the

Group’s

access

to

the

money

or

capital
markets

and/or

terms

on

which

the

Group

is

able

to

obtain

market

funding,

increase

costs

of

funding

and

credit

spreads,

reduce

the

size

of

the
Group’s

deposit

base,

trigger

additional

collateral

or

other

requirements

in

derivative

contracts

and

other

secured

funding

arrangements

or

limit
the

range

of

counterparties

who

are

willing

to

enter

into

transactions

with

the

Group.

Any

of

these

factors

could

have

a

material

adverse

effect
on

the

Group’s

business,

results

of

operations,

financial

condition

and

prospects.
b)

Capital

risk

Capital

risk

is

the

risk

that

the

Group

has

an

insufficient

level

or

composition

of

capital

to

support

its

normal

business

activities

and

to

meet

its
regulatory

capital

requirements

under

normal

operating

environments

or

stressed

conditions

(both

actual

and

as

defined

for

internal

planning

or
regulatory

stress

testing

purposes).

This

includes

the

risk

from

the

Group’s

pension

plans.

Key

capital

risks

that

the

Group

faces

include:
◾
Failure

to

meet

prudential

capital

requirements:
This

could

lead

to

the

Group

being

unable

to

support

some

or

all

of

its

business

activities,
a

failure

to

pass

regulatory

stress

tests,

increased

cost

of

funding

due

to

deterioration

in

investor

appetite

or

credit

ratings,

restrictions

on
distributions

including

the

ability

to

meet

dividend

targets,

and/or

the

need

to

take

additional

measures

to

strengthen

the

Group's

capital

or
leverage

position.
◾
Adverse

changes

in

FX

rates

impacting

capital

ratios:

The

Group

has

capital

resources,

risk

weighted

assets

and

leverage

exposures
denominated

in

foreign

currencies.

Changes

in

foreign

currency

exchange

rates

may

adversely

impact

the

Sterling

equivalent

value

of

these
items.

As

a

result,

the

Group’s

regulatory

capital

ratios

are

sensitive

to

foreign

currency

movements.

Failure

to

appropriately

manage

the
Group’s

balance

sheet

to

take

account

of

foreign

currency

movements

could

result

in

an

adverse

impact

on

the

Group’s

regulatory

capital

and
leverage

ratios.
◾
Adverse

movements

in

the

pension

fund:

Adverse

movements

in

pension

assets

and

liabilities

for

defined

benefit

pension

schemes

could
result

in

deficits

on

a

funding

and/or

accounting

basis.

This

could

lead

to

the

Group

making

substantial

additional

contributions

to

its

pension
plans

and/or

a

deterioration

in

its

capital

position.

Under

IAS

19,

the

liabilities

discount

rate

is

derived

from

the

yields

of

high

quality

corporate
bonds.

Therefore,

the

valuation

of

the

Group’s

defined

benefits

schemes

would

be

adversely

affected

by

a

prolonged

fall

in

the

discount

rate
due

to

a

persistent

low

interest

rate

and/or

credit

spread

environment.

Inflation

is

another

significant

risk

driver

to

the

pension

fund

as

the
liabilities

are

adversely

impacted

by

an

increase

in

long-term

inflation

expectations.
c)

Interest

rate

risk

in

the

banking

book

Interest

rate

risk

in

the

banking

book

is

the

risk

that

the

Group

is

exposed

to

capital

or

income

volatility

because

of

a

mismatch

between

the
interest

rate

exposures

of

its

(non-traded)

assets

and

liabilities.

The

Group’s

hedge

programmes

for

interest

rate

risk

in

the

banking

book

rely

on
behavioural

assumptions

and,

as

a

result,

the

success

of

the

hedging

strategy

cannot

be

guaranteed.

A

potential

mismatch

in

the

balance

or
duration

of

the

hedge

assumptions

could

lead

to

earnings

deterioration.

A

decline

in

interest

rates

in

G3

currencies

may

also

compress

net
interest

margin

on

retail

portfolios.

In

addition,

the

Group’s

liquid

asset

portfolio

is

exposed

to

potential

capital

and/or

income

volatility

due

to
movements

in

market

rates

and

prices.

For

further

details

on

the

Group’s

approach

to

treasury

and

capital

risk,

see

the

treasury

and

capital

risk

management

and

treasury

and

capital
risk

performance

sections.
iv)

Operational

risk
Operational

risk

is

the

risk

of

loss

to

the

Group

from

inadequate

or

failed

processes

or

systems,

human

factors

or

due

to

external

events

where
the

root

cause

is

not

due

to

credit

or

market

risks.

Examples

include:

a)

Operational

resilience
The

Group

functions

in

a

highly

competitive

market,

with

market

participants

that

expect

consistent

and

smooth

business

processes.

The

loss

of
or

disruption

to

business

processing

is

a

material

inherent

risk

within

the

Group

and

across

the

financial

services

industry,

whether

arising
through

impacts

on

the

Group’s

technology

systems,

real

estate

services

including

its

retail

branch

network,

or

availability

of

personnel

or
services

supplied

by

third

parties.

Failure

to

build

resilience

and

recovery

capabilities

into

business

processes

or

into

the

services

of

technology,
real

estate

or

suppliers

on

which

the

Group’s

business

processes

depend,

may

result

in

significant

customer

detriment,

costs

to

reimburse
losses

incurred

by

the

Group’s

customers,

and

reputational

damage.
b)

Cyber-attacks
Cyber-attacks

continue

to

be

a

global

threat

that

is

inherent

across

all

industries,

with

a

spike

in

both

number

and

severity

of

attacks

observed
recently.

The

financial

sector

remains

a

primary

target

for

cyber

criminals,

hostile

nation

states,

opportunists

and

hacktivists.

The

Group,

like
other

financial

institutions,

experiences

numerous

attempts

to

compromise

its

cyber

security.

Risk

review
Material

existing

and

emerging

risks
98

Barclays

PLC

2020

Annual

Report

on

Form

20-F
The

Group

dedicates

significant

resources

to

reducing

cyber

security

risks,

but

it

cannot

provide

absolute

security

against

cyber-attacks.
Malicious

actors

are

increasingly

sophisticated

in

their

methods,

seeking

to

steal

money,

gain

unauthorised

access

to,

destroy

or

manipulate
data,

and

disrupt

operations,

and

some

of

their

attacks

may

not

be

recognised

until

launched,

such

as

zero-day

attacks

that

are

launched

before
patches

and

defences

can

be

readied.

Cyber-attacks

can

originate

from

a

wide

variety

of

sources

and

target

the

Group

in

numerous

ways,
including

attacks

on

networks,

systems,

or

devices

used

by

the

Group

or

parties

such

as

service

providers

and

other

suppliers,

counterparties,
employees,

contractors,

customers

or

clients,

presenting

the

Group

with

a

vast

and

complex

defence

perimeter.

Moreover,

the

Group

does

not
have

direct

control

over

the

cyber

security

of

the

systems

of

its

clients,

customers,

counterparties

and

third-party

service

providers

and
suppliers,

limiting

the

Group’s

ability

to

effectively

defend

against

certain

threats.
A

failure

in

the

Group’s

adherence

to

its

cyber

security

policies,

procedures

or

controls,

employee

malfeasance,

and

human,

governance

or
technological

error

could

also

compromise

the

Group’s

ability

to

successfully

defend

against

cyber-attacks.

Furthermore,

certain

legacy
technologies

that

are

at

or

approaching

end-of-life

may

not

be

able

to

be

able

to

maintained

to

acceptable

levels

of

security.

The

Group

has
experienced

cyber

security

incidents

and

near-misses

in

the

past,

and

it

is

inevitable

that

additional

incidents

will

occur

in

the

future.

Cyber
security

risks

will

continue

to

increase,

due

to

factors

such

as

the

increasing

demand

across

the

industry

and

customer

expectations

for
continued

expansion

of

services

delivered

over

the

Internet;

increasing

reliance

on

Internet-based

products,

applications

and

data

storage;

and
changes

in

ways

of

working

by

the

Group’s

employees,

contractors,

and

third

party

service

providers

and

suppliers

and

their

sub-contractors

in
response

to

the

COVID-19

pandemic.

Bad

actors

have

taken

advantage

of

remote

working

practices

and

modified

customer

behaviours

during
the

COVID-19

pandemic,

exploiting

the

situation

in

novel

ways

that

may

elude

defences.
Common

types

of

cyber-attacks

include

deployment

of

malware,

including

destructive

ransomware;

denial

of

service

and

distributed

denial

of
service

(DDoS)

attacks;

infiltration

via

business

email

compromise,

including

phishing,

or

via

social

engineering,

including

vishing

and

smishing;
automated

attacks

using

botnets;

and

credential

validation

or

stuffing

attacks

using

login

and

password

pairs

from

unrelated

breaches.

A
successful

cyber-attack

of

any

type

has

the

potential

to

cause

serious

harm

to

the

Group

or

its

clients

and

customers,

including

exposure

to
potential

contractual

liability,

litigation,

regulatory

or

other

government

action,

loss

of

existing

or

potential

customers,

damage

to

the

Group’s
brand

and

reputation,

and

other

financial

loss.

The

impact

of

a

successful

cyber-attack

also

is

likely

to

include

operational

consequences

(such
as

unavailability

of

services,

networks,

systems,

devices

or

data)

remediation

of

which

could

come

at

significant

cost.

Regulators

worldwide

continue

to

recognise

cyber

security

as

an

increasing

systemic

risk

to

the

financial

sector

and

have

highlighted

the

need
for

financial

institutions

to

improve

their

monitoring

and

control

of,

and

resilience

to

cyber-attacks.

A

successful

cyber-attack

may,

therefore,
result

in

significant

regulatory

fines

on

the

Group.
For

further

details

on

the

Group’s

approach

to

cyber-attacks,

see

the

operational

risk

performance

section.
c)

New

and

emergent

technology
Technology

is

fundamental

to

the

Group’s

business

and

the

financial

services

industry.

Technological

advancements

present

opportunities

to
develop

new

and

innovative

ways

of

doing

business

across

the

Group,

with

new

solutions

being

developed

both

in-house

and

in

association
with

third-party

companies.

For

example,

payment

services

and

securities,

futures

and

options

trading

are

increasingly

occurring

electronically,
both

on

the

Group’s

own

systems

and

through

other

alternative

systems,

and

becoming

automated.

Whilst

increased

use

of

electronic

payment
and

trading

systems

and

direct

electronic

access

to

trading

markets

could

significantly

reduce

the

Group’s

cost

base,

it

may,

conversely,

reduce
the

commissions,

fees

and

margins

made

by

the

Group

on

these

transactions

which

could

have

a

material

adverse

effect

on

the

Group’s
business,

results

of

operations,

financial

condition

and

prospects.
Introducing

new

forms

of

technology,

however,

has

the

potential

to

increase

inherent

risk.

Failure

to

evaluate,

actively

manage

and

closely
monitor

risk

exposure

during

all

phases

of

business

development

could

introduce

new

vulnerabilities

and

security

flaws

and

have

a

material
adverse

effect

on

the

Group’s

business,

results

of

operations,

financial

condition

and

prospects.
d)

External

fraud

The

nature

of

fraud

is

wide-ranging

and

continues

to

evolve,

as

criminals

continually

seek

opportunities

to

target

the

Group’s

business

activities
and

exploit

changes

to

customer

behaviour

and

product

and

channel

use

(such

as

the

increased

use

of

digital

products

and

enhanced

online
services)

or

exploit

new

products

(such

as

loans

provided

under

the

UK

Government’s

Bounce

Back

Loan

Scheme

and

the

Coronavirus
Business

Interruption

Loan

Scheme,

which

have

been

designed

to

support

customers

and

clients

during

the

COVID-19

pandemic).

Fraud
attacks

can

be

very

sophisticated

and

are

often

orchestrated

by

highly

organised

crime

groups

who

use

ever

more

sophisticated

techniques

to
target

customers

and

clients

directly

to

obtain

confidential

or

personal

information

that

can

be

used

to

commit

fraud.

The

UK

market

has

also
seen

significant

growth

in

“scams”

where

the

Group

takes

increased

levels

of

liability

as

part

of

a

voluntary

code

to

provide

additional
safeguards

to

customers

and

clients

who

are

tricked

into

making

payments

to

fraudsters.

The

impact

from

fraud

can

lead

to

customer

detriment,
financial

losses

(including

the

reimbursement

of

losses

incurred

by

customers),

loss

of

business,

missed

business

opportunities

and

reputational
damage,

all

of

which

could

have

a

material

adverse

impact

on

the

Group’s

business,

results

of

operations,

financial

condition

and

prospects.
e)

Data

management

and

information

protection

The

Group

holds

and

processes

large

volumes

of

data,

including

personally

identifiable

information,

intellectual

property,

and

financial

data

and
the

Group’s

businesses

are

subject

to

complex

and

evolving

laws

and

regulations

governing

the

privacy

and

protection

of

personal

information
of

individuals,

including

Regulation

(EU)

2016/679

(General

Data

Protection

Regulation

(GDPR)).

The

protected

parties

can

include:

(i)

the
Group’s

clients

and

customers,

and

prospective

clients

and

customers;

(ii)

clients

and

customers

of

the

Group’s

clients

and

customers;

(iii)
employees

and

prospective

employees;

and

(iv)

employees

of

the

Group’s

suppliers,

counterparties

and

other

external

parties.

The

international

nature

of

both

the

Group’s

business

and

its

IT

infrastructure

also

means

that

personal

information

may

be

available

in
countries

other

than

those

from

where

it

originated.

Accordingly,

the

Group

needs

to

ensure

that

its

collection,

use,

transfer

and

storage

of
personal

information

complies

with

all

applicable

laws

and

regulations

in

all

relevant

jurisdictions,

which

could:

(i)

increase

the

Group’s
compliance

and

operating

costs;

(ii)

impact

the

development

of

new

products

or

services,

impact

the

offering

of

existing

products

or

services,

or
affect

how

products

and

services

are

offered

to

clients

and

customers;

(iii)

demand

significant

oversight

by

the

Group’s

management;

and

(iv)
require

the

Group

to

review

some

elements

of

the

structure

of

its

businesses,

operations

and

systems

in

less

efficient

ways.

Concerns

regarding

the

effectiveness

of

the

Group’s

measures

to

safeguard

personal

information,

or

even

the

perception

that

those

measures
are

inadequate,

could

expose

the

Group

to

the

risk

of

loss

or

unavailability

of

data

or

data

integrity

issues

and/or

cause

the

Group

to

lose
existing

or

potential

clients

and

customers,

and

thereby

reduce

the

Group’s

revenues.

Furthermore,

any

failure

or

perceived

failure

by

the

Group
to

comply

with

applicable

privacy

or

data

protection

laws

and

regulations

may

subject

it

to

potential

contractual

liability,

litigation,

regulatory

or
other

government

action

(including

significant

regulatory

fines)

and

require

changes

to

certain

operations

or

practices

which

could

also

inhibit
the

Group’s

development

or

marketing

of

certain

products

or

services,

or

increase

the

costs

of

offering

them

to

customers.

Any

of

these

events
could

damage

the

Group’s

reputation

and

otherwise

materially

adversely

affect

its

business,

results

of

operations,

financial

condition

and
prospects.
f)

Algorithmic

trading

Risk

review
Material

existing

and

emerging

risks
99

Barclays

PLC

2020

Annual

Report

on

Form

20-F
In

some

areas

of

the

investment

banking

business,

trading

algorithms

are

used

to

price

and

risk

manage

client

and

principal

transactions.

An
algorithmic

error

could

result

in

erroneous

or

duplicated

transactions,

a

system

outage,

or

impact

the

Group’s

pricing

abilities,

which

could

have
a

material

adverse

effect

on

the

Group’s

business,

results

of

operations,

financial

condition

and

prospects

and

reputation.

g)

Processing

error
The

Group’s

businesses

are

highly

dependent

on

its

ability

to

process

and

monitor,

on

a

daily

basis,

a

very

large

number

of

transactions,

many
of

which

are

highly

complex

and

occur

at

high

volumes

and

frequencies,

across

numerous

and

diverse

markets

in

many

currencies.

As

the
Group’s

customer

base

and

geographical

reach

expand

and

the

volume,

speed,

frequency

and

complexity

of

transactions,

especially

electronic
transactions

(as

well

as

the

requirements

to

report

such

transactions

on

a

real-time

basis

to

clients,

regulators

and

exchanges)

increase,
developing,

maintaining

and

upgrading

operational

systems

and

infrastructure

becomes

more

challenging,

and

the

risk

of

systems

or

human
error

in

connection

with

such

transactions

increases,

as

well

as

the

potential

consequences

of

such

errors

due

to

the

speed

and

volume

of
transactions

involved

and

the

potential

difficulty

associated

with

discovering

errors

quickly

enough

to

limit

the

resulting

consequences.
Furthermore,

events

that

are

wholly

or

partially

beyond

the

Group’s

control,

such

as

a

spike

in

transaction

volume,

could

adversely

affect

the
Group’s

ability

to

process

transactions

or

provide

banking

and

payment

services.
Processing

errors

could

result

in

the

Group,

among

other

things,

(i)

failing

to

provide

information,

services

and

liquidity

to

clients

and
counterparties

in

a

timely

manner;

(ii)

failing

to

settle

and/or

confirm

transactions;

(iii)

causing

funds

transfers,

capital

markets

trades

and/or
other

transactions

to

be

executed

erroneously,

illegally

or

with

unintended

consequences;

and

(iv)

adversely

affecting

financial,

trading

or
currency

markets.

Any

of

these

events

could

materially

disadvantage

the

Group’s

customers,

clients

and

counterparties

(including

them
suffering

financial

loss)

and/or

result

in

a

loss

of

confidence

in

the

Group

which,

in

turn,

could

have

a

material

adverse

effect

on

the

Group’s
business,

results

of

operations,

financial

condition

and

prospects.
h)

Supplier

exposure
The

Group

depends

on

suppliers

for

the

provision

of

many

of

its

services

and

the

development

of

technology.

Whilst

the

Group

depends

on
suppliers,

it

remains

fully

accountable

for

any

risk

arising

from

the

actions

of

suppliers.

The

dependency

on

suppliers

and

sub-contracting

of
outsourced

services

introduces

concentration

risk

where

the

failure

of

specific

suppliers

could

have

an

impact

on

the

Group’s

ability

to

continue
to

provide

material

services

to

its

customers.

Failure

to

adequately

manage

supplier

risk

could

have

a

material

adverse

effect

on

the

Group’s
business,

results

of

operations,

financial

condition

and

prospects.
i)

Estimates

and

judgements

relating

to

critical

accounting

policies

and

capital

disclosures
The

preparation

of

financial

statements

requires

the

application

of

accounting

policies

and

judgements

to

be

made

in

accordance

with

IFRS.
Regulatory

returns

and

capital

disclosures

are

prepared

in

accordance

with

the

relevant

capital

reporting

requirements

and

also

require
assumptions

and

estimates

to

be

made.

The

key

areas

involving

a

higher

degree

of

judgement

or

complexity,

or

areas

where

assumptions

are
significant

to

the

consolidated

and

individual

financial

statements,

include

credit

impairment

charges,

taxes,

fair

value

of

financial

instruments,
goodwill

and

intangible

assets,

pensions

and

post-retirement

benefits,

and

provisions

including

conduct

and

legal,

competition

and

regulatory
matters

(see

the

notes

to

the

audited

financial

statements

for

further

details).

There

is

a

risk

that

if

the

judgement

exercised,

or

the

estimates

or
assumptions

used,

subsequently

turn

out

to

be

incorrect,

this

could

result

in

material

losses

to

the

Group,

beyond

what

was

anticipated

or
provided

for.

Further

development

of

accounting

standards

and

capital

interpretations

could

also

materially

impact

the

Group’s

results

of
operations,

financial

condition

and

prospects.
j)

Tax

risk
The

Group

is

required

to

comply

with

the

domestic

and

international

tax

laws

and

practice

of

all

countries

in

which

it

has

business

operations.
There

is

a

risk

that

the

Group

could

suffer

losses

due

to

additional

tax

charges,

other

financial

costs

or

reputational

damage

as

a

result

of

failing
to

comply

with

such

laws

and

practice,

or

by

failing

to

manage

its

tax

affairs

in

an

appropriate

manner,

with

much

of

this

risk

attributable

to

the
international

structure

of

the

Group.

In

addition,

increasing

reporting

and

disclosure

requirements

around

the

world

and

the

digitisation

of

the
administration

of

tax

has

potential

to

increase

the

Group’s

tax

compliance

obligations

further.
k)

Ability

to

hire

and

retain

appropriately

qualified

employees
As

a

regulated

financial

institution,

the

Group

requires

diversified

and

specialist

skilled

colleagues.

The

Group’s

ability

to

attract,

develop

and
retain

a

diverse

mix

of

talent

is

key

to

the

delivery

of

its

core

business

activity

and

strategy.

This

is

impacted

by

a

range

of

external

and

internal
factors,

such

as

the

UK’s

decision

to

leave

the

EU

and

the

enhanced

individual

accountability

applicable

to

the

banking

industry.

Failure

to
attract

or

prevent

the

departure

of

appropriately

qualified

and

skilled

employees

could

have

a

material

adverse

effect

on

the

Group’s

business,
results

of

operations,

financial

condition

and

prospects.

Additionally,

this

may

result

in

disruption

to

service

which

could

in

turn

lead

to
disenfranchising

certain

customer

groups,

customer

detriment

and

reputational

damage.
For

further

details

on

the

Group’s

approach

to

operational

risk,

see

the

operational

risk

management

and

operational

risk

performance

sections.
v)

Model

risk
Model

risk

is

the

risk

of

potential

adverse

consequences

from

financial

assessments

or

decisions

based

on

incorrect

or

misused

model

outputs
and

reports.

The

Group

relies

on

models

to

support

a

broad

range

of

business

and

risk

management

activities,

including

informing

business
decisions

and

strategies,

measuring

and

limiting

risk,

valuing

exposures

(including

the

calculation

of

impairment),

conducting

stress

testing,
assessing

capital

adequacy,

supporting

new

business

acceptance

and

risk

and

reward

evaluation,

managing

client

assets,

and

meeting
reporting

requirements.
Models

are,

by

their

nature,

imperfect

and

incomplete

representations

of

reality

because

they

rely

on

assumptions

and

inputs,

and

so

they

may
be

subject

to

errors

affecting

the

accuracy

of

their

outputs

and/or

misused.

This

may

be

exacerbated

when

dealing

with

unprecedented
scenarios,

such

as

the

COVID-19

pandemic,

due

to

the

lack

of

reliable

historical

reference

points

and

data.

For

instance,

the

quality

of

the

data
used

in

models

across

the

Group

has

a

material

impact

on

the

accuracy

and

completeness

of

its

risk

and

financial

metrics.

Model

errors

or
misuse

may

result

in

(among

other

things)

the

Group

making

inappropriate

business

decisions

and/or

inaccuracies

or

errors

being

identified

in
the

Group’s

risk

management

and

regulatory

reporting

processes.

This

could

result

in

significant

financial

loss,

imposition

of

additional

capital
requirements,

enhanced

regulatory

supervision

and

reputational

damage,

all

of

which

could

have

a

material

adverse

effect

on

the

Group’s
business,

results

of

operations,

financial

condition

and

prospects.
For

further

details

on

the

Group’s

approach

to

model

risk,

see

the

model

risk

management

and

model

risk

performance

sections.
vi)

Conduct

risk
Conduct

risk

is

the

risk

of

detriment

to

customers,

clients,

market

integrity,

effective

competition

or

the

Group

from

the

inappropriate

supply

of
financial

services,

including

instances

of

wilful

or

negligent

misconduct.

This

risk

could

manifest

itself

in

a

variety

of

ways:

Risk

review
Material

existing

and

emerging

risks
100

Barclays

PLC

2020

Annual

Report

on

Form

20-F
a)

Employee

misconduct
The

Group’s

businesses

are

exposed

to

risk

from

potential

non-compliance

with

its

policies

and

standards

and

instances

of

wilful

and

negligent
misconduct

by

employees,

all

of

which

could

result

in

potential

customer

and

client

detriment,

enforcement

action

(including

regulatory

fines
and/or

sanctions),

increased

operation

and

compliance

costs,

redress

or

remediation

or

reputational

damage

which

in

turn

could

have

a

material
adverse

effect

on

the

Group’s

business,

results

of

operations,

financial

condition

and

prospects.

Examples

of

employee

misconduct

which

could
have

a

material

adverse

effect

on

the

Group’s

business

include

(i)

employees

improperly

selling

or

marketing

the

Group’s

products

and
services;

(ii)

employees

engaging

in

insider

trading,

market

manipulation

or

unauthorised

trading;

or

(iii)

employees

misappropriating

confidential
or

proprietary

information

belonging

to

the

Group,

its

customers

or

third

parties.

These

risks

may

be

exacerbated

in

circumstances

where

the
Group

is

unable

to

rely

on

physical

oversight

and

supervision

of

employees

(such

as

during

the

COVID-19

pandemic

where

employees

have
worked

remotely).
b)

Customer

engagement

The

Group

must

ensure

that

its

customers,

particularly

those

that

are

vulnerable,

are

able

to

make

well-informed

decisions

on

how

best

to

use
the

Group’s

financial

services

and

understand

that

they

are

appropriately

protected

if

something

goes

wrong.

Poor

customer

outcomes

can
result

from

the

failure

to:

(i)

communicate

fairly

and

clearly

with

customers;

(ii)

provide

services

in

a

timely

and

fair

manner;

and

(iii)

undertake
appropriate

activity

to

address

customer

detriment,

including

the

adherence

to

regulatory

and

legal

requirements

on

complaint

handling.

The
Group

is

at

risk

of

financial

loss

and

reputational

damage

as

a

result.
c)

Product

design

and

review

risk
Products

and

services

must

meet

the

needs

of

clients,

customers,

markets

and

the

Group

throughout

their

lifecycle,

However,

there

is

a

risk

that
the

design

and

review

of

the

Group’s

products

and

services

fail

to

reasonably

consider

and

address

potential

or

actual

negative

outcomes,
which

may

result

in

customer

detriment,

enforcement

action

(including

regulatory

fines

and/or

sanctions),

redress

and

remediation

and
reputational

damage.

Both

the

design

and

review

of

products

and

services

are

a

key

area

of

focus

for

regulators

and

the

Group,

and

this

focus
is

set

to

continue

in

2021.
d)

Financial

crime
The

Group

may

be

adversely

affected

if

it

fails

to

effectively

mitigate

the

risk

that

third

parties

or

its

employees

facilitate,

or

that

its

products

and
services

are

used

to

facilitate,

financial

crime

(money

laundering,

terrorist

financing,

breaches

of

economic

and

financial

sanctions,

bribery

and
corruption,

and

the

facilitation

of

tax

evasion).

UK

and

US

regulations

covering

financial

institutions

continue

to

focus

on

combating

financial
crime.

Failure

to

comply

may

lead

to

enforcement

action

by

the

Group’s

regulators,

including

severe

penalties,

which

may

have

a

material
adverse

effect

on

the

Group’s

business,

financial

condition

and

prospects.
e)

Regulatory

focus

on

culture

and

accountability
Regulators

around

the

world

continue

to

emphasise

the

importance

of

culture

and

personal

accountability

and

enforce

the

adoption

of

adequate
internal

reporting

and

whistleblowing

procedures

to

help

to

promote

appropriate

conduct

and

drive

positive

outcomes

for

customers,

colleagues,
clients

and

markets.

The

requirements

and

expectations

of

the

UK

Senior

Managers

Regime,

Certification

Regime

and

Conduct

Rules

have
reinforced

additional

accountabilities

for

individuals

across

the

Group

with

an

increased

focus

on

governance

and

rigour.

Failure

to

meet

these
requirements

and

expectations

may

lead

to

regulatory

sanctions,

both

for

the

individuals

and

the

Group.
For

further

details

on

the

Group’s

approach

to

conduct

risk,

see

the

conduct

risk

management

and

conduct

risk

performance

sections.
vii)

Reputation

risk
Reputation

risk

is

the

risk

that

an

action,

transaction,

investment,

event,

decision

or

business

relationship

will

reduce

trust

in

the

Group’s
integrity

and/or

competence.

Any

material

lapse

in

standards

of

integrity,

compliance,

customer

service

or

operating

efficiency

may

represent

a

potential

reputation

risk.
Stakeholder

expectations

constantly

evolve,

and

so

reputation

risk

is

dynamic

and

varies

between

geographical

regions,

groups

and

individuals.
A

risk

arising

in

one

business

area

can

have

an

adverse

effect

upon

the

Group’s

overall

reputation

and

any

one

transaction,

investment

or

event
(in

the

perception

of

key

stakeholders)

can

reduce

trust

in

the

Group’s

integrity

and

competence.

The

Group’s

association

with

sensitive

topics
and

sectors

has

been,

and

in

some

instances

continues

to

be,

an

area

of

concern

for

stakeholders,

including

(i)

the

financing

of,

and
investments

in,

businesses

which

operate

in

sectors

that

are

sensitive

because

of

their

relative

carbon

intensity

or

local

environmental

impact;
(ii)

potential

association

with

human

rights

violations

(including

combating

modern

slavery)

in

the

Group’s

operations

or

supply

chain

and

by
clients

and

customers;

and

(iii)

the

financing

of

businesses

which

manufacture

and

export

military

and

riot

control

goods

and

services.
Reputation

risk

could

also

arise

from

negative

public

opinion

about

the

actual,

or

perceived,

manner

in

which

the

Group

conducts

its

business
activities,

or

the

Group’s

financial

performance,

as

well

as

actual

or

perceived

practices

in

banking

and

the

financial

services

industry

generally.
Modern

technologies,

in

particular

online

social

media

channels

and

other

broadcast

tools

that

facilitate

communication

with

large

audiences

in
short

time

frames

and

with

minimal

costs,

may

significantly

enhance

and

accelerate

the

distribution

and

effect

of

damaging

information

and
allegations.

Negative

public

opinion

may

adversely

affect

the

Group’s

ability

to

retain

and

attract

customers,

in

particular,

corporate

and

retail
depositors,

and

to

retain

and

motivate

staff,

and

could

have

a

material

adverse

effect

on

the

Group’s

business,

results

of

operations,

financial
condition

and

prospects.
In

addition

to

the

above,

reputation

risk

has

the

potential

to

arise

from

operational

issues

or

conduct

matters

which

cause

detriment

to
customers,

clients,

market

integrity,

effective

competition

or

the

Group

(see

“iv)

Operational

risk”

above).

For

further

details

on

the

Group’s

approach

to

reputation

risk,

see

the

reputation

risk

management

and

reputation

risk

performance

sections.
viii)

Legal

risk

and

legal,

competition

and

regulatory

matters
The

Group

conducts

activities

in

a

highly

regulated

global

market

which

exposes

it

and

its

employees

to

legal

risk

arising

from

(i)

the

multitude

of
laws

and

regulations

that

apply

to

the

businesses

it

operates,

which

are

highly

dynamic,

may

vary

between

jurisdictions,

and

are

often

unclear

in
their

application

to

particular

circumstances

especially

in

new

and

emerging

areas;

and

(ii)

the

diversified

and

evolving

nature

of

the

Group’s
businesses

and

business

practices.

In

each

case,

this

exposes

the

Group

and

its

employees

to

the

risk

of

loss

or

the

imposition

of

penalties,
damages

or

fines

from

the

failure

of

members

of

the

Group

to

meet

their

respective

legal

obligations,

including

legal

or

contractual

requirements.
Legal

risk

may

arise

in

relation

to

any

number

of

the

material

existing

and

emerging

risks

identified

above.

Risk

review
Material

existing

and

emerging

risks
101

Barclays

PLC

2020

Annual

Report

on

Form

20-F
A

breach

of

applicable

legislation

and/or

regulations

by

the

Group

or

its

employees

could

result

in

criminal

prosecution,

regulatory

censure,
potentially

significant

fines

and

other

sanctions

in

the

jurisdictions

in

which

the

Group

operates.

Where

clients,

customers

or

other

third

parties
are

harmed

by

the

Group’s

conduct,

this

may

also

give

rise

to

civil

legal

proceedings,

including

class

actions.

Other

legal

disputes

may

also
arise

between

the

Group

and

third

parties

relating

to

matters

such

as

breaches

or

enforcement

of

legal

rights

or

obligations

arising

under
contracts,

statutes

or

common

law.

Adverse

findings

in

any

such

matters

may

result

in

the

Group

being

liable

to

third

parties

or

may

result

in

the
Group’s

rights

not

being

enforced

as

intended.
Details

of

legal,

competition

and

regulatory

matters

to

which

the

Group

is

currently

exposed

are

set

out

in

Note

26.

In

addition

to

matters
specifically

described

in

Note

26,

the

Group

is

engaged

in

various

other

legal

proceedings

which

arise

in

the

ordinary

course

of

business.

The
Group

is

also

subject

to

requests

for

information,

investigations

and

other

reviews

by

regulators,

governmental

and

other

public

bodies

in
connection

with

business

activities

in

which

the

Group

is,

or

has

been,

engaged.
The

outcome

of

legal,

competition

and

regulatory

matters,

both

those

to

which

the

Group

is

currently

exposed

and

any

others

which

may

arise

in
the

future,

is

difficult

to

predict.

In

connection

with

such

matters,

the

Group

may

incur

significant

expense,

regardless

of

the

ultimate

outcome,
and

any

such

matters

could

expose

the

Group

to

any

of

the

following

outcomes:

substantial

monetary

damages,

settlements

and/or

fines;
remediation

of

affected

customers

and

clients;

other

penalties

and

injunctive

relief;

additional

litigation;

criminal

prosecution;

the

loss

of

any
existing

agreed

protection

from

prosecution;

regulatory

restrictions

on

the

Group’s

business

operations

including

the

withdrawal

of
authorisations;

increased

regulatory

compliance

requirements

or

changes

to

laws

or

regulations;

suspension

of

operations;

public

reprimands;
loss

of

significant

assets

or

business;

a

negative

effect

on

the

Group’s

reputation;

loss

of

confidence

by

investors,

counterparties,

clients

and/or
customers;

risk

of

credit

rating

agency

downgrades;

potential

negative

impact

on

the

availability

and/or

cost

of

funding

and

liquidity;

and/or
dismissal

or

resignation

of

key

individuals.

In

light

of

the

uncertainties

involved

in

legal,

competition

and

regulatory

matters,

there

can

be

no
assurance

that

the

outcome

of

a

particular

matter

or

matters

(including

formerly

active

matters

or

those

arising

after

the

date

of

this

Annual
Report)

will

not

have

a

material

adverse

effect

on

the

Group’s

business,

results

of

operations,

financial

condition

and

prospects.

Risk

review
Climate

change

risk

management
102

Barclays

PLC

2020

Annual

Report

on

Form

20-F
Climate

change

risk

management
Overview
The

Group

has

a

longstanding

commitment

to

Environmental

Risk

Management

(ERM)

and

its

approach,

aided

by

regulatory

initiatives,

has
continued

to

evolve,

incorporating

climate

change

in

recent

years

as

the

understanding

of

associated

risks

has

grown.

A

dedicated
Sustainability

team

considers

how

the

Group

approaches

wider

sustainability

and

environmental,

social

and

governance

(ESG)

matters,

working
closely

with

the

ERM

function.
In

2020

the

bank

has

implemented

a

Financial

and

Operational

Risks

of

Climate

Change

Plan

built

around

three

main

pillars:

1.

Embedding

climate

risk

into

Enterprise

Risk

Management

Framework

(ERMF),

via

the

Climate

Change

Financial

and

Operational

Risk
Policy

2.

Developing

methodologies

and

including

climate

in

stress

testing

(see

Barclays

PLC

Climate-related

financial

disclosures

2020,

Risk
management

section)
3.

Developing

a

carbon

methodology

to

assess

risk

within

high

emitting

sectors

(see

Barclays

PLC

Climate-related

financial

disclosures

2020,
Strategy

section).
For

more

detail

on

how

climate

change

risks

arise

and

their

impact

on

the

Group,

refer

to

the

‘material

existing

and

emerging

risks’

section.
Organisation

and

structure
On

behalf

of

the

Board,

the

BRC

reviews

and

approves

the

Group’s

approach

to

managing

the

financial

and

operational

risks

associated

with
climate

change.

Reputation

risk

is

the

responsibility

of

the

Board,

which

directly

handles

the

most

material

issues

facing

the

Group.

Broader
sustainability

matters

and

other

reputation

risk

issues

associated

with

climate

change

are

co-ordinated

by

the

Sustainability

team.
Two

new

roles

were

introduced

in

2020:

a

Group

Head

of

Public

Policy

and

Corporate

Responsibility,

reporting

to

the

CEO;

and

a

Group

Head
of

Climate

Risk

appointed

to

develop

Barclays’

climate

risk

methodologies

and

manage

climate

risk

in

the

portfolio.

W

orking

groups

have

been
established

to

support

management

of

climate

risk

at

Barclays

International

and

Barclays

Bank

UK

Group.
Risk

management

–

Policy
Financial

and

Operational

Risks:
The

Group’s
‘Climate

Change

Financial

Risk

and

Operational

Risk

Policy’

considers

climate

change

as

an

overarching

risk

impacting

certain
principal

risks:

credit

risk,

market

risk,

treasury

&

capital

risk

and

operational

risk.

The

policy

is

jointly

owned

by

the

relevant

Principal

Risk
Delegates

with

oversight

by

the

BRC.

The

policy

was

implemented

in

2020,

including

being

embedded

across

28

policies

and

standards.
Each

relevant

Principal

Risk

Delegate

has

developed

a

methodology

and

implementation

plan

for

quantifying

climate

change

risk.

Risk

review
Climate

change

risk

management
103

Barclays

PLC

2020

Annual

Report

on

Form

20-F
Linking

with

ESG

and

Reputation

Risk:
The

Group

has

developed

an

internal

standard

to

reflect

its

net

zero

carbon

ambition

in

more

detail

and

together

with

other

climate-related
Standards

(such

as

the

Forestry

&

Palm

Oil

Standard),

these

now

determine

the

approach

to

climate

change

and

relevant

sensitive

sectors.
These

standards

sit

under

the

management

of

reputation

risk

within

the

ERMF

and

are

enforced

through

an

existing

transaction

origination,
review

and

approval

process.

Risk

review
Principal

risk

management
104

Barclays

PLC

2020

Annual

Report

on

Form

20-F
Credit

risk

management

(audited)
The

risk

of

loss

to

the

Group

from

the

failure

of

clients,

customers

or

counterparties,

including

sovereigns,

to

fully

honour

their

obligations

to

the
Group,

including

the

whole

and

timely

payment

of

principal,

interest,

collateral

and

other

receivables.
Overview
The

credit

risk

that

the

Group

faces

arises

from

wholesale

and

retail

loans

and

advances

together

with

the

counterparty

credit

risk

arising

from
derivative

contracts

with

clients;

trading

activities,

including:

debt

securities,

settlement

balances

with

market

counterparties,

FVOCI

(Fair

Value
through

Other

Comprehensive

Income)

assets

and

reverse

repurchase

loans.
Credit

risk

management

objectives

are

to:
◾

maintain

a

framework

of

controls

to

oversee

credit

risk;
◾

identify,

assess

and

measure

credit

risk

clearly

and

accurately

across

the

Group

and

within

each

separate

business,

from

the

level

of
individual

facilities

up

to

the

total

portfolio;
◾

control

and

plan

credit

risk

taking

in

line

with

external

stakeholder

expectations

and

avoiding

undesirable

concentrations;
◾

monitor

credit

risk

and

adherence

to

agreed

controls.
Organisation,

roles

and

responsibilities
The

first

line

of

defence

has

primary

responsibility

for

managing

credit

risk

within

the

risk

appetite

and

limits

set

by

the

Risk

function,

supported
by

a

defined

set

of

policies,

standards

and

controls.

In

the

entities,

business

risk

committees

(attended

by

the

first

line)

monitor

and

review

the
credit

risk

profile

of

each

business

unit

where

the

most

material

issues

are

escalated

to

the

Retail

Credit

Risk

Management

Committee,
Wholesale

Credit

Risk

Management

Committee

and

Group

Risk

Committee.
Wholesale

and

retail

portfolios

are

managed

separately

to

reflect

the

differing

nature

of

the

assets;

wholesale

balances

tend

to

be

larger

and

are
managed

on

an

individual

basis,

while

retail

balances

are

greater

in

number

but

lesser

in

value

and

are,

therefore,

managed

in

aggregated
segments.
The

responsibilities

of

the

credit

risk

management

teams

in

the

businesses,

the

sanctioning

team

and

other

shared

services

include:

sanctioning
new

credit

agreements

(principally

wholesale);

setting

strategies

for

approval

of

transactions

(principally

retail);

setting

risk

appetite;

monitoring
risk

against

limits

and

other

parameters;

maintaining

robust

processes,

data

gathering,

quality,

storage

and

reporting

methods

for

effective

credit
risk

management;

performing

effective

turnaround

and

workout

scenarios

for

wholesale

portfolios

via

dedicated

restructuring

and

recoveries
teams;

maintaining

robust

collections

and

recovery

processes/units

for

retail

portfolios;

and

review

and

validation

of

credit

risk

measurement
models.

The

credit

risk

management

teams

in

each

legal

entity

are

accountable

to

the

relevant

Legal

Entity

CRO,

who

reports

to

the

Group
CRO.
For

wholesale

portfolios,

credit

risk

managers

are

organised

in

sanctioning

teams

by

geography,

industry

and/or

product.

In

wholesale

portfolios,
credit

risk

approval

is

undertaken

by

experienced

credit

risk

professionals

operating

within

a

clearly

defined

delegated

authority

framework,

with
only

the

most

senior

credit

officers

assigned

the

higher

levels

of

delegated

authority.

The

largest

credit

exposures,

which

are

outside

the

Risk
Sanctioning

Unit

or

Risk

Distribution

Committee

authority,

require

the

support

of

a

legal

entity

Senior

Credit

Officer.

For

exposures

in

excess

of
the

legal

entity

Senior

Credit

Officer’s

authority,

approval

by

Group

Senior

Credit

Officer/Board

Risk

Committee

is

also

required.

The

Group
Credit

Risk

Committee,

attended

by

legal

entity

Senior

Credit

Officers,

provides

a

formal

mechanism

for

the

Group

Senior

Credit

Officer

to
exercise

the

highest

level

of

credit

authority

over

the

most

material

Group

single

name

exposures.

Credit

risk

mitigation
The

Group

employs

a

range

of

techniques

and

strategies

to

actively

mitigate

credit

risks.

These

can

broadly

be

divided

into

three

types:
◾

netting

and

set-off
◾

collateral
◾

risk

transfer.
Netting

and

set-off
Credit

risk

exposures

can

be

reduced

by

applying

netting

and

set-off.

For

derivative

transactions,

the

Group’s

normal

practice

is,

on

a

legal
entity

basis,

to

enter

into

standard

master

agreements

with

counterparties

(e.g.

ISDAs).

These

master

agreements

typically

allow

for

netting

of
credit

risk

exposure

to

a

counterparty

resulting

from

derivative

transactions

against

the

obligations

to

the

counterparty

in

the

event

of

default,
and

so

produce

a

lower

net

credit

exposure.

These

agreements

may

also

reduce

settlement

exposure

(e.g.

for

foreign

exchange

transactions)
by

allowing

payments

on

the

same

day

in

the

same

currency

to

be

set-off

against

one

another.
Collateral
The

Group

has

the

ability

to

call

on

collateral

in

the

event

of

default

of

the

counterparty,

comprising:
◾
home

loans:

a

fixed

charge

over

residential

property

in

the

form

of

houses,

flats

and

other

dwellings;
◾
wholesale

lending:

a

fixed

charge

over

commercial

property

and

other

physical

assets,

in

various

forms;
◾
other

retail

lending:

includes

charges

over

motor

vehicles

and

other

physical

assets;

second

lien

charges

over

residential

property;

and
finance

lease

receivables;
◾
derivatives:

the

Group

also

often

seeks

to

enter

into

a

margin

agreement

(e.g.

Credit

Support

Annex)

with

counterparties

with

which

the
Group

has

master

netting

agreements

in

place.

These

annexes

to

master

agreements

provide

a

mechanism

for

further

reducing

credit

risk,
whereby

collateral

(margin)

is

posted

on

a

regular

basis

(typically

daily)

to

collateralise

the

mark

to

market

exposure

of

a

derivative

portfolio
measured

on

a

net

basis;
◾
reverse

repurchase

agreements:

collateral

typically

comprises

highly

liquid

securities

which

have

been

legally

transferred

to

the

Group
subject

to

an

agreement

to

return

them

for

a

fixed

price;

and
◾
financial

guarantees

and

similar

off-balance

sheet

commitments:

cash

collateral

may

be

held

against

these

arrangements.
Risk

transfer
A

range

of

instruments

including

guarantees,

credit

insurance,

credit

derivatives

and

securitisation

can

be

used

to

transfer

credit

risk

from

one
counterparty

to

another.

These

mitigate

credit

risk

in

two

main

ways:
◾

if

the

risk

is

transferred

to

a

counterparty

which

is

more

creditworthy

than

the

original

counterparty,

then

overall

credit

risk

is

reduced
◾

where

recourse

to

the

first

counterparty

remains,

both

counterparties

must

default

before

a

loss

materialises.

This

is

less

likely

than

the

default
of

either

counterparty

individually

so

credit

risk

is

reduced.

Risk

review
Principal

risk

management
105

Barclays

PLC

2020

Annual

Report

on

Form

20-F
Detailed

policies

are

in

place

to

appropriately

recognise

and

record

credit

risk

mitigation.

For

more

information,

refer

to

pages

177

to

179

of
the
Barclays

PLC

Pillar

3

Report

2020

(unaudited).
Governance

and

oversight

of

ECLs

under

IFRS

9
The

Group’s

organisational

structure

and

internal

governance

processes

oversee

the

estimation

of

ECL

across

several

areas,

including:

i)
setting

requirements

in

policy,

including

key

assumptions

and

the

application

of

key

judgements;

ii)

the

design

and

execution

of

models;

and

iii)
review

of

ECL

results.
i)

Impairment

policy

requirements

are

set

and

reviewed

regularly,

at

a

minimum

annually,

to

maintain

adherence

to

accounting

standards.

Key
judgements

inherent

in

policy,

including

the

estimated

life

of

revolving

credit

facilities

and

the

quantitative

criteria

for

assessing

the

significant
increase

in

credit

risk

(SICR),

are

separately

supported

by

analytical

study.

In

particular,

the

quantitative

thresholds

used

for

assessing

SICR
are

subject

to

a

number

of

internal

validation

criteria,

particularly

in

retail

portfolios

where

thresholds

decrease

as

the

origination

PD

of

each
facility

increases.

Key

policy

requirements

are

also

typically

aligned

to

the

Group’s

credit

risk

management

strategy

and

practices,

for
example,

wholesale

customers

that

are

risk

managed

on

an

individual

basis

are

assessed

for

ECL

on

an

individual

basis

upon

entering

Stage
3;

furthermore,

key

internal

risk

management

indicators

of

high

risk

are

used

to

set

SICR

policy,

for

example,

retail

customers

identified

as
High

Risk

Management

Accounts

are

automatically

deemed

to

have

met

the

SICR

criteria.
ii)

ECL

is

estimated

in

line

with

internal

policy

requirements

using

models

which

are

validated

by

a

qualified

independent

party

to

the

model
development

area,

the

Independent

Validation

Unit

(IVU),

before

first

use

and

at

a

minimum

annually

thereafter.

Each

m

odel

is

designated

an
owner

who

is

responsible

for:
◾

Model

maintenance:

monitoring

of

model

performance

including

backtesting

by

comparing

predicted

ECL

versus

flow

into

stage

3

and
coverage

ratios;

proposing

material

changes

for

independent

IVU

approval;

and

recalibrating

model

parameters

on

more

timely

data;

and

◾

Proposing

post-model

adjustments

(PMA)

to

address

model

weaknesses

or

to

account

for

situations

where

known

or

expected

risk

factors
and

information

have

not

been

considered

in

the

modelling

process.

Each

PMA

above

an

absolute

and

relative

threshold

is

approved

by

the
IVU

for

a

set

time

period

(usually

a

maximum

of

six

months)

together

with

a

plan

for

remediation

where

related

to

a

model

deficiency.

The
most

material

PMAs

are

also

approved

by

the

CRO.
Models

must

also

assess

ECL

across

a

range

of

future

economic

conditions.

These

economic

scenarios

are

generated

via

an

independent
model

and

ultimately

set

by

the

Senior

Scenario

Review

Committee.

Economic

scenarios

are

regenerated

at

a

minimum

annually,

to

align

with
the

Group’s

medium

term

planning

exercise,

but

also

if

the

external

consensus

of

the

UK

or

US

economy

materially

worsen.

Each

model

used
in

the

estimation

of

ECL,

including

key

inputs,

are

governed

by

a

series

of

internal

controls,

which

include

the

validation

of

completeness

and
accuracy

of

data

in

golden

source

systems,

documented

data

transformations

and

documented

lineage

of

data

transfers

between

systems.
iii)

The

Group

Impairment

Committee,

formed

of

members

from

both

Finance

and

Risk

and

attended

by

both

the

Group

Finance

Director

and

the
Group

CRO,

is

responsible

for

overseeing

impairment

policy

and

practice

across

the

Group

and

will

approve

impairment

results.

Reported
results

and

key

messages

are

communicated

to

the

BAC,

which

has

an

oversight

role

and

provides

challenge

of

key

assumptions,

including
the

basis

of

the

scenarios

adopted.

Impairment

results

are

then

factored

into

management

decision

making,

including

but

not

limited

to,
business

planning,

risk

appetite

setting

and

portfolio

management.
Market

risk

management

(audited)
The

risk

of

loss

arising

from

potential

adverse

changes

in

the

value

of

the

Group’s

assets

and

liabilities

from

fluctuation

in

market

variables
including,

but

not

limited

to,

interest

rates,

foreign

exchange,

equity

prices,

commodity

prices,

credit

spreads,

implied

volatilities

and

asset
correlations.
Overview
Market

risk

arises

primarily

as

a

result

of

client

facilitation

in

wholesale

markets,

involving

market

making

activities,

risk

management

solutions
and

execution

of

syndications.

Upon

execution

of

a

trade

with

a

client,

the

Group

will

look

to

hedge

against

the

risk

of

the

trade

moving

in

an
adverse

direction.

Mismatches

between

client

transactions

and

hedges

result

in

market

risk

due

to

changes

in

asset

prices,

volatility

or
correlations.
Organisation,

roles

and

responsibilities

Market

risk

in

the

businesses

resides

primarily

in

Barclays

International

and

Treasury.

These

businesses

have

the

mandate

to

assume

market
risk.

The

front

office

and

Treasury

trading

desks

are

responsible

for

managing

market

risk

on

a

day-to-day

basis,

where

they

are

required

to
understand

and

adhere

to

all

limits

applicable

to

their

businesses.

The

Market

Risk

team

supports

the

trading

desks

with

the

day-to-day

limit
management

of

market

risk

exposures

through

governance

processes

which

are

outlined

in

supporting

market

risk

policies

and

standards.
Market

risk

oversight

and

challenge

is

provided

by

business

committees

and

Group

committees,

including

the

Market

Risk

Committee

(MRC).
The

objectives

of

market

risk

management

are

to:

◾

identify,

understand

and

control

market

risk

by

robust

measurement,

limit

setting,

reporting

and

oversight
◾

facilitate

business

growth

within

a

controlled

and

transparent

risk

management

framework
◾

control

market

risk

in

the

businesses

according

to

the

allocated

appetite.
To

meet

the

above

objectives,

a

governance

structure

is

in

place

to

manage

these

risks

consistent

with

the

ERMF.

The

BRC

recommends

market

risk

appetite

to

the

Board

for

their

approval.

The

Market

Risk

Principal

Risk

Lead

(PR

Lead)

is

responsible

for

the
Market

Risk

Control

Framework

and,

under

delegated

authority

from

the

Group

CRO,

agrees

with

the

business

CROs

a

limit

framework

within
the

context

of

the

approved

market

risk

appetite.
The

MRC

reviews

and

makes

recommendations

concerning

the

group-wide

market

risk

profile.

This

includes

overseeing

the

operation

of

the
Market

Risk

Framework

and

associated

standards

and

policies;

reviewing

market

or

regulatory

issues

and

limits

and

utilisation.

The

committee
is

chaired

by

the

PR

Lead

and

attendees

include

the

business

heads

of

market

risk

and

business

aligned

market

risk

managers.
In

addition

to

MRC,

the

Corporate

and

Investment

Bank

Risk

Committee

(‘CIBRC’)

is

the

main

forum

in

which

market

risk

exposures

are
discussed

and

reviewed

with

senior

business

heads.

The

Committee

is

chaired

by

the

CRO

of

Barclays

International

and

meets

weekly,
covering

current

market

events,

notable

market

risk

exposures,

and

key

risk

topics.

New

business

initiatives

are

generally

socialised

at

CIBRC
before

any

changes

to

risk

appetite

or

associated

limits

are

considered

in

other

governance

committees.
The

head

of

each

business

is

accountable

for

all

market

risks

associated

with

its

activities,

while

the

head

of

the

market

risk

team

covering

each
business

is

responsible

for

implementing

the

risk

control

framework

for

market

risk.

Risk

review
Principal

risk

management
106

Barclays

PLC

2020

Annual

Report

on

Form

20-F
For

m

ore

information

on

market

risk

management,

refer

to

the

Barclays

PLC

Pillar

3

Report

2020

(unaudited).
Management

value

at

risk

(VaR)
VaR

is

an

estimate

of

the

potential

loss

arising

from

unfavourable

market

movements

if

the

current

positions

were

to

be

held

unchanged

for

one
business

day.

For

internal

market

risk

management

purposes,

a

historical

simulation

methodology

with

a

two-year

equally

weighted

historical
period,

at

the

95%

confidence

level

is

used

for

all

trading

books

and

some

banking

books.
Limits

are

applied

at

the

total

level

as

well

as

by

risk

factor

type,

which

are

then

cascaded

down

to

particular

trading

desks

and

businesses

by
the

market

risk

management

function.
See

the

market

risk

performance

section

for

a

review

of

management

VaR

in

2020.
Treasury

and

capital

risk

management
This

comprises:
Liquidity

risk:
The

risk

that

the

Group

is

unable

to

meet

its

contractual

or

contingent

obligations

or

that

it

does

not

have

the

appropriate
amount,

tenor

and

composition

of

funding

and

liquidity

to

support

its

assets.
Capital

risk:
The

risk

that

the

Group

has

an

insufficient

level

or

composition

of

capital

to

support

its

normal

business

activities

and

to

meet

its
regulatory

capital

requirements

under

normal

operating

environments

or

stressed

conditions

(both

actual

and

as

defined

for

internal

planning

or
regulatory

testing

purposes).

This

also

includes

the

risk

from

the

Group’s

pension

plans.
Interest

rate

risk

in

the

banking

book:
The

risk

that

the

Group

is

exposed

to

capital

or

income

volatility

because

of

a

mismatch

between

the
interest

rate

exposures

of

its

(non-traded)

assets

and

liabilities.
The

Treasury

function

manages

treasury

and

capital

risk

exposure

on

a

day-to-day

basis

with

the

Group

Treasury

Committee

acting

as

the
principal

management

body.

The

Treasury

and

Capital

Risk

function

is

responsible

for

oversight

and

provide

insight

into

key

capital,

liquidity,
interest

rate

risk

in

the

banking

book

(IRRBB)

and

pension

risk

management

activities.
Liquidity

risk

management

(audited)
Overview
The

efficient

management

of

liquidity

is

essential

to

the

Group

in

order

to

retain

the

confidence

of

the

financial

markets

and

maintain

the
sustainability

of

the

business.

The

liquidity

risk

control

framework

is

used

to

manage

all

liquidity

risk

exposures

under

both

typical

and

stressed
conditions.

The

framework

is

designed

to

maintain

liquidity

resources

that

are

sufficient

in

amount,

quality

and

funding

tenor

profile

to

support
the

liquidity

risk

appetite

as

expressed

by

the

Barclays

PLC

Board.

The

liquidity

risk

appetite

is

monitored

against

both

internal

and

regulatory
liquidity

metrics.
Organisation,

roles

and

responsibilities
Treasury

has

the

primary

responsibility

for

managing

liquidity

risk

within

the

set

risk

appetite.

Both

Risk

and

Treasury

contribute

to

the
production

of

the

Internal

Liquidity

Adequacy

Assessment

Process

(ILAAP).

The

Treasury

and

Capital

Risk

function

is

responsible

for

the
management

and

governance

of

the

liquidity

risk

mandate,

as

defined

by

the

Board.
The

liquidity

risk

control

framework

is

designed

to

deliver

the

appropriate

term

and

structure

of

funding,

consistent

with

the

liquidity

risk

appetite
set

by

the

Board.

The

control

framework

incorporates

a

range

of

ongoing

business

management

tools

to

monitor,

limit

and

stress

test

the
Group’s

balance

sheet,

contingent

liabilities

and

the

recovery

plan.

Limit

setting

and

transfer

pricing

are

tools

that

are

designed

to

control

the
level

of

liquidity

risk

taken

and

drive

the

appropriate

mix

of

funds.

Together,

these

tools

reduce

the

likelihood

that

a

liquidity

stress

event

could
lead

to

an

inability

to

meet

Group’s

obligations

as

they

fall

due.
The

Board

approves

the

Group

funding

plan,

internal

stress

tests,

regulatory

stress

test

results,

recovery

plan

and

Liquidity

Risk

Appetite.

The
Group

Treasury

Committee

is

responsible

for

monitoring

and

managing

liquidity

risk

in

line

with

the

Group’s

funding

management

objectives,
funding

plan

and

risk

appetite.

The

Treasury

and

Capital

Risk

Committee

monitors

and

reviews

the

liquidity

risk

profile

and

control

environment,
providing

second

line

oversight

of

the

management

of

liquidity

risk.

The

Board

Risk

Committee

reviews

the

risk

profile,

and

annually

reviews

risk
appetite

and

the

impact

of

stress

scenarios

on

the

Group

funding

plan/forecast

in

order

to

agree

the

Group’s

projected

funding

abilities.
Capital

risk

management

(audited)
Overview
Capital

risk

is

managed

through

ongoing

monitoring

and

management

of

the

capital

position,

regular

stress

testing

and

a

robust

capital
governance

framework.

The

objectives

of

the

framework

are

to

maintain

adequate

capital

for

the

Group

and

legal

entities

to

withstand

the
impact

of

the

risks

that

may

arise

under

normal

and

stressed

conditions,

and

maintain

adequate

capital

to

cover

current

and

forecast

business
needs

and

associated

risks

to

provide

a

viable

and

sustainable

business

offering.
Organisation,

roles

and

responsibilities
Treasury

has

the

primary

responsibility

for

managing

and

monitoring

capital.

The

Treasury

and

Capital

Risk

function

provides

oversight

of
capital

risk

and

is

an

independent

risk

function

that

reports

to

the

Group

CRO.

Production

of

the

Barclays

PLC

Internal

Capital

Adequacy
Assessment

Process

(ICAAP)

is

the

responsibility

of

Treasury.
Capital

risk

management

is

underpinned

by

a

control

framework

and

policy.

The

capital

management

strategy,

outlined

in

the

Group

and

legal
entity

capital

plans,

is

developed

in

alignment

with

the

control

framework

and

policy

for

capital

risk,

and

is

implemented

consistently

in

order

to
deliver

on

the

Group’s

objectives.
The

Board

approves

the

Group

capital

plan,

internal

stress

tests

and

results

of

regulatory

stress

tests,

and

the

Group

recovery

plan.

The

Group
Treasury

Committee

is

responsible

for

monitoring

and

managing

capital

risk

in

line

with

the

Group’s

capital

management

objectives,

capital

plan
and

risk

frameworks.

The

Treasury

and

Capital

Risk

Committee

monitors

and

reviews

the

capital

risk

profile

and

control

environment,

providing
second

line

oversight

of

the

management

of

capital

risk.

The

BRC

reviews

the

risk

profile,

and

annually

reviews

risk

appetite

and

the

impact

of
stress

scenarios

on

the

Group

capital

plan/forecast

in

order

to

agree

the

Group’s

projected

capital

adequacy.

Local

man

agement

assures

compliance

with

an

entity’s

minimum

regulatory

capital

requirements

by

reporting

to

local

Asset

and

Liability
Committees

(ALCOs)

with

oversight

by

the

Group

Treasury

Committee,

as

required.

In

2020,

Barclays

complied

with

all

regulatory

minimum
capital

requirements.

Risk

review
Principal

risk

management
107

Barclays

PLC

2020

Annual

Report

on

Form

20-F
Pension

risk
The

Group

maintains

a

number

of

defined

benefit

pension

schemes

for

past

and

current

employees.

The

ability

of

schemes

to

meet

pension
payments

is

achieved

with

investments

and

contributions.
Pension

risk

arises

because

the

market

value

of

pension

fund

assets

might

decline;

investment

returns

might

reduce;

or

the

estimated

value

of
pension

liabilities

might

increase.

The

Group

monitors

the

pension

risks

arising

from

its

defined

benefit

pension

schemes

and

works

with
Trustees

to

address

shortfalls.

In

these

circumstances,

the

Group

could

be

required

or

might

choose

to

make

extra

contributions

to

the

pension
fund.

The

Group’s

main

defined

benefit

scheme

was

closed

to

new

entrants

in

2012
.

Interest

rate

risk

in

the

banking

book

management

(IRRBB)
Overview
Interest

rate

risk

in

the

banking

book

is

driven

by

customer

deposit

taking

and

lending

activities,

investments

in

the

liquid

asset

portfolio

and
funding

activities.

As

per

the

Group’s

policy

to

remain

within

the

defined

risk

appetite,

hedging

strategies

are

executed

to

mitigate

the

risks.
However,

the

Group

remains

susceptible

to

interest

rate

risk

and

other

non-traded

market

risks

from

key

sources:
◾
Interest

rate

and

repricing

risk:

the

risk

that

net

interest

income

could

be

adversely

impacted

by

a

change

in

interest

rates,

differences

in

the
timing

of

interest

rate

changes

between

assets

and

liabilities,

and

other

constraints

on

interest

rate

changes

as

per

product

terms

and
conditions.
◾
Customer

behavioural

risk:
the

risk

that

net

interest

income

could

be

adversely

impacted

by

the

discretion

that

customers

and
counterparties

may

have

in

respect

of

being

able

to

vary

their

contractual

obligations

with

Barclays.

This

risk

is

often

referred

to

by

industry
regulators

as

‘embedded

option

risk’.
◾
Investment

risks

in

the

liquid

asset

portfolio:
the

risk

that

the

fair

value

of

assets

held

in

the

liquid

asset

portfolio

and

associated

risk
management

portfolios

could

be

adversely

impacted

by

market

volatility,

creating

volatility

in

capital

directly.
Organisation,

roles

and

responsibilities
The

entity

ALCOs,

together

with

the

Group

Treasury

Committee,

are

responsible

for

monitoring

and

managing

IRRBB

risk

in

line

with

the
Group’s

management

objectives

and

risk

frameworks.

The

GRC

and

Treasury

and

Capital

Risk

Committee

monitors

and

reviews

the

IRRBB

risk
profile

and

control

environment,

providing

second

line

oversight

of

the

management

of

IRRBB.

The

BRC

reviews

the

interest

rate

risk

profile,
including

annual

review

of

the

risk

appetite

and

the

impact

of

stress

scenarios

on

the

interest

rate

risk

of

the

Group’s

banking

books.
In

addition,

the

Group’s

IRRBB

policy

sets

out

the

processes

and

key

controls

required

to

identify

all

IRRBB

risks

arising

from

banking

book
operations,

to

monitor

the

risk

exposures

via

a

set

of

metrics

with

a

frequency

in

line

with

the

risk

management

horizon,

and

to

manage

these
risks

within

agreed

risk

appetite

and

limits.
Operational

risk

management
The

risk

of

loss

to

the

Group

from

inadequate

or

failed

processes

or

systems,

human

factors

or

due

to

external

events

(for

example

fraud)

where
the

root

cause

is

not

due

to

credit

or

market

risks.
Overview
The

management

of

operational

risk

has

three

key

objectives:
◾

deliver

an

operational

risk

capability

owned

and

used

by

business

leaders

to

enable

sound

risk

decisions

over

the

long

term;
◾

provide

the

frameworks,

policies

and

standards

to

enable

management

to

meet

their

risk

management

responsibilities

while

the

second

line

of
defence

provides

robust,

independent,

and

effective

oversight

and

challenge;

and
◾

deliver

a

consistent

and

aggregated

measurement

of

operational

risk

that

will

provide

clear

and

relevant

insights,

so

that

the

right
management

actions

can

be

taken

to

keep

the

operational

risk

profile

consistent

with

the

Group’s

strategy,

the

stated

risk

appetite

and
stakeholder

needs.
The

Group

operates

within

a

system

of

internal

controls

that

enables

business

to

be

transacted

and

risk

taken

without

exposing

it

to
unacceptable

potential

losses

or

reputational

damages.
Organisation,

roles

and

responsibilities
The

prime

responsibility

for

the

management

of

operational

risk

and

the

compliance

with

control

requirements

rests

within

the

business

and
functional

units

where

the

risk

arises.

The

operational

risk

profile

and

control

environment

is

reviewed

by

management

through

business

risk
committees

and

control

committees.

Operational

risk

issues

escalated

from

these

meetings

are

considered

through

the

second

line

of

defence
review

meetings.

Depending

on

their

nature,

the

outputs

of

these

meetings

are

presented

to

the

Operational

Risk

Profile

Forum,
the

Operational
Risk

Committee,

the

BRC

or

the

BAC.

In

addition,

specific

reports

are

prepared

by

Operational

Risk

on

a

regular

basis

for

the

GRC

and

the
BRC.
Legal

entities,

businesses

and

functions

are

required

to

report

their

operational

risks

on

both

a

regular

and

an

event-driven

basis.

The

reports
include

a

profile

of

the

material

risks

that

may

threaten

the

achievement

of

their

objectives

and

the

effectiveness

of

key

controls,

operational

risk
events

and

a

review

of

scenarios.
The

Group

Head

of

Operational

Risk

is

responsible

for

establishing,

owning

and

maintaining

an

appropriate

group-wide

Operational

Risk
Framework

and

for

overseeing

the

portfolio

of

operational

risk

across

the

Group.
The

Operational

Risk

function

acts

in

a

second

line

of

defence

capacity,

and

is

responsible

for

defining

and

overseeing

the

implementation

of
the

framework

and

monitoring

the

Group’s

operational

risk

profile.

The

Operational

Risk

function

alerts

management

when

risk

levels

exceed
acceptable

tolerance

in

order

to

drive

timely

decision

making

and

actions

by

the

first

line

of

defence.
Operational

risk

categories
Operational

risks

are

grouped

into

risk

categories

to

support

effective

risk

management,

measurement

and

reporting.

These

comprise:

Data
Management

Risk;

Financial

Reporting

Risk;

Fraud

Risk;

Information

Security

Risk;

Operational

Resilience

Planning

Risk;

Payments

Process
Risk;

People

Risk;

Premises

Risk;

Physical

Security

Risk;

Strategic

Investment

Change

Management

Risk;

Supplier

Risk;

Tax

Risk;

Technology
Risk;

and

Transaction

Operations

Risk.
In

addition

to

the

above,

operational

risk

encompasses

risks

associated

with

prudential

regulation.

This

includes

the

risk

of

failing

to:

adhere

to
prudential

regulatory

requirements,

provide

regulatory

submissions;

or

monitor

and

manage

adherence

to

new

prudential

regulatory
requirements.
Risk

themes
Barclays

also

recognises

that

there

are

certain

threats/risk

drivers

that

are

more

thematic

and

have

the

potential

to

impact

the

Group’s

strategic

Risk

review
Principal

risk

management
108

Barclays

PLC

2020

Annual

Report

on

Form

20-F
objectives.

These

are

risk

themes

which

require

an

overarching

and

integrated

risk

management

approach.

The

Group’s

risk

themes

include
Cyber,

Data,

and

Resilience.
For

definitions

of

the

Group’s

operational

risk

categories

and

risk

themes,

refer

to

the

management

of

operational

risk

section

in

the

Barclays
PLC

Pillar

3

Report

2020.
Model

risk

management
The

risk

of

the

potential

adverse

consequences

from

financial

assessments

or

decisions

based

on

incorrect

or

misused

model

outputs

and
reports.
Overview
The

Group

uses

models

to

support

a

broad

range

of

activities,

including

informing

business

decisions

and

strategies,

measuring

and

limiting

risk,
valuing

exposures,

conducting

stress

testing,

assessing

capital

adequacy,

managing

client

assets,

and

meeting

reporting

requirements.
Since

models

are

imperfect

and

incomplete

representations

of

reality,

they

may

be

subject

to

errors

affecting

the

accuracy

of

their

output.

Model
errors

and

misuse

are

the

primary

sources

of

model

risk.
Organisation,

roles

and

responsibilities
The

Group

has

a

dedicated

Model

Risk

Management

(MRM)

function

that

consists

of

four

teams:

(i)

Independent

Validation

Unit

(IVU),
responsible

for

model

validation

and

approval;

(ii)

Model

Governance

and

Controls

(MGC),

responsible

for

regulatory,

audit,

policy,

standards,
conformance

and

controls;

(iii)

Strategy

and

Transformation

responsible

for

inventory,

strategy,

communications

and

business

management

and
(iv)

Model

Risk

Measurement

and

Quantification

(MRMQ),

responsible

for

the

design

of

the

framework

and

methodology

to

accurately

measure
and

quantify

model

risk.
The

model

risk

management

framework

consists

of

the

model

risk

policy

and

standards.

The

policy

prescribes

Group-wide,

end-to-end
requirements

for

the

identification,

measurement

and

management

of

model

risk,

covering

model

documentation,

development,

implementation,
monitoring,

annual

review,

independent

validation

and

approval,

change

and

reporting

processes.

The

policy

is

supported

by

global

standards
covering

model

inventory,

documentation,

validation,

complexity

and

materiality,

testing

and

monitoring,

overlays,

risk

appetite,

as

well

as
vendor

models

and

stress

testing

challenger

models.
The

function

reports

to

the

Group

CRO

and

operates

a

global

framework.

Implementation

of

best

practice

standards

is

a

central

objective

of

the
Group.

The

key

model

risk

management

activities

include:

◾

Correctly

identifying

models

across

all

relevant

areas

of

the

Group,

and

recording

models

in

the

Group

Models

Database

(GMD),

the

Group-
wide

model

inventory.
◾

Enforcing

that

every

model

has

a

model

owner

who

is

accountable

for

the

model.

The

model

owner

must

sign

off

models

prior

to

submission

to
IVU

for

validation

and

maintain

that

the

model

presented

to

IVU

is

and

remains

fit

for

purpose.
◾

Overseeing

that

every

model

is

subject

to

validation

and

approval

by

IVU,

prior

to

being

implemented

and

on

a

continual

basis.
◾

Defining

model

risk

appetite

in

terms

of

risk

tolerance,

and

qualitative

metrics

which

are

used

to

track

and

report

model

risk.
Conduct

risk

management
The

risk

of

detriment

to

customers,

clients,

market

integrity,

effective

competition

or

Barclays

from

the

inappropriate

supply

of

financial

services,
including

instances

of

wilful

or

negligent

misconduct.
Overview
The

Group

defines,

manages

and

mitigates

conduct

risk

with

the

objective

of

providing

good

customer

and

client

outcomes,

protecting

market
integrity

and

promoting

effective

competition.
Conduct

risk

incorporates

risks

associated

with

the

maintenance

of

Market

Integrity,

Customer

Protection

and

Product

and

Services

Lifecycle
Governance

and

the

prevention

of

Financial

Crime.

Organisation,

roles

and

responsibilities
The

Conduct

Risk

Management

Framework

(CRMF)

outlines

how

the

Group

manages

and

measures

its

conduct

risk

profile.

The

Group

Chief
Compliance

Officer

is

accountable

for

developing,

maintaining

and

overseeing

a

group-wide

CRMF.

This

includes

defining

and

owning

the

relevant
conduct

risk

policies

which

detail

the

control

objectives,

principles

and

other

core

requirements

for

the

activities

of

the

Group.

It

is

the

responsibility
of

the

first

line

of

defence

to

establish

controls

to

manage

its

performance

and

assess

conformance

to

these

policies

and

controls.

Senior

managers

are

accountable

within

their

areas

of

responsibility

for

owning

and

managing

conduct

risk

in

accordance

with

the

CRMF,

as
defined

within

their

regulatory

Statement

of

Responsibilities.

Compliance

as

an

independent

second

line

function

is

designed

to

help

prevent,

detect

and

manage

breaches

of

applicable

laws,

rules,

regulations
and

procedures

and

has

a

key

role

in

helping

Barclays

achieve

the

right

conduct

outcomes

and

evolve

a

conduct-focused

culture.

The

governance

of

conduct

risk

within

the

Group

is

fulfilled

through

management

committees

and

forums

operated

by

the

first

and

second

lines

of
defence

with

clear

escalation

and

reporting

lines

to

the

Board.

The

Barclays

Group

and

Barclays

Bank

Group

Risk

Committee

and

the

Barclays
Bank

UK

Group

Risk

Committee

are

the

primary

second

line

governance

committees

for

the

oversight

of

the

Conduct

Risk

Profile.

The

risk
committees’

responsibilities

include

the

identification

and

discussion

of

any

emerging

conduct

risks

exposures

in

their

respective

entities.
Reputation

risk

management
The

risk

that

an

action,

transaction,

investment,

event,

decision,

or

business

relationship

will

reduce

trust

in

the

Group’s

integrity

and/or
competence.
Overview
A

reduction

of

trust

in

the

Group’s

integrity

and

competence

may

reduce

the

attractiveness

of

the

Group

to

stakeholders

and

could

lead

to
negative

publicity,

loss

of

revenue,

regulatory

or

legislative

action,

loss

of

existing

and

potential

client

business,

reduced

workforce

morale

and
difficulties

in

recruiting

talent.

Ultimately

it

may

destroy

shareholder

value.
Organisation,

roles

and

responsibilities
Barclays

Group

ExCo

is

the

most

senior

executive

body

responsible

for

reviewing

and

monitoring

the

effectiveness

of

the

Group’s

management

of
reputation

risk.

Risk

review
Principal

risk

management
109

Barclays

PLC

2020

Annual

Report

on

Form

20-F
The

Group

Chief

Compliance

Officer

is

accountable

for

developing

a

Reputation

Risk

Management

Framework

(RRMF),

and

the

Group

Head

of
Corporate

Relations

is

responsible

for

developing

a

reputation

risk

policy

and

associated

standards,

including

tolerances

against

which

data

is
monitored,

reported

on

and

escalated,

as

required.

The

RRMF

sets

out

what

is

required

to

manage

reputation

risk

across

the

Group.
The

primary

responsibility

for

identifying

and

managing

reputation

risk

and

adherence

to

the

control

requirements

sits

with

the

business

and

support
functions

where

the

risk

arises.
Barclays

Bank

Group

and

Barclays

Bank

UK

Group

are

required

to

operate

within

established

reputation

risk

appetite,

and

their

component
businesses

prepare

reports

for

their

respective

Risk

and

Board

Risk

Committees

highlighting

their

most

significant

current

and

potential

reputation
risks

and

issues

and

how

they

are

being

managed.

These

reports

are

a

key

internal

source

of

information

for

the

quarterly

reputation

risk

reports

which
are

prepared

for

Barclays

Group

ExCo

and

the

Board.
Legal

risk

management

The

risk

of

loss

or

imposition

of

penalties,

damages

or

fines

from

the

failure

of

the

Group

to

meet

its

legal

obligations

including

regulatory

or
contractual

requirements.
Overview

The

Group

has

no

tolerance

for

wilful

breaches

of

laws,

regulations

or

other

legal

obligations.

However,

the

multitude

of

laws

and

regulations
across

the

globe

are

highly

dynamic

and

their

application

to

particular

circumstances

is

often

unclear.

This

results

in

a

high

level

of

inherent
legal

risk

which

the

Group

seeks

to

mitigate

through

the

operation

of

a

Group-wide

legal

risk

management

framework,

including

the
implementation

of

Group-wide

legal

risk

policies

requiring

the

engagement

of

legal

professionals

in

situations

that

have

the

potential

for

legal
risk.

Notwithstanding

these

mitigating

actions,

the

Group

operates

with

a

level

of

residual

legal

risk,

for

which

the

Group

has

limited

tolerance.
Organisation,

roles

and

responsibilities
The

Group’s

businesses

and

functions

have

primary

responsibility

for

identifying

and

escalating

legal

risk

in

their

area

as

well

as

responsibility
for

adherence

to

minimum

control

requirements.
The

Legal

Function

organisation

and

coverage

model

aligns

legal

expertise

to

businesses,

functions,

products,

activities

and

geographic
locations

so

that

the

Group

receives

support

from

appropriate

legal

professionals,

working

in

partnership

to

manage

legal

risk.

The

senior
management

of

the

Legal

Function

oversees,

challenges

and

monitors

the

legal

risk

profile

and

effectiveness

of

the

legal

risk

control
environment

across

the

Group.

The

Legal

Function

does

not

sit

in

any

of

the

Three

Lines

of

Defence

but

supports

them

all.
The

Group

General

Counsel

is

responsible

for

maintaining

a

Group-wide

legal

risk

management

framework.

This

includes

defining

the

relevant
legal

risk

policies

and

oversight

of

the

implementation

of

controls

to

manage

and

escalate

legal

risk.

The

legal

risk

profile

and

control

environment

is

reviewed

by

management

through

business

risk

committees

and

control

committees.

The

Group
Risk

Committee

is

the

most

senior

executive

body

responsible

for

reviewing

and

monitoring

the

effectiveness

of

risk

management

across

the
Group.

Escalation

paths

from

this

committee

exist

to

the

Barclays

PLC

Board

Risk

Committee.

Risk

review
Risk

performance
Credit

risk
110

Barclays

PLC

2020

Annual

Report

on

Form

20-F
Credit

risk:

summary

of

contents
Page
Credit

risk

represents

a

significant

risk

and

mainly
arises

from

exposure

to

wholesale

and

retail

loans

and
advances

together

with

the

counterparty

credit

risk
arising

from

derivative

contracts

entered

into

with
clients.
◾

Credit

risk

overview

and

summary

of

performance
◾

Maximum

exposure

and

effects

of

netting,

collateral

and

risk

transfer
111
111
This

section

outlines

the

expected

credit

loss
allowances,

the

movements

in

allowances

during

the
period,

material

management

adjustments

to

model
output

and

measurement

uncertainty

and

sensitivity
analysis.
◾

Expected

Credit

Losses
-

Loans

and

advances

at

amortised

cost

by

stage
-

Loans

and

advances

at

amortised

cost

by

product
-

Movement

in

gross

exposure

and

impairment

allowance

for

loans

and
advances

at

amortised

cost
-

Stage

2

decomposition
-

Stage

3

decomposition
◾

Management

adjustments

to

models

for

impairment
◾

Measurement

uncertainty

and

sensitivity

analysis
114
114
116
118
122
122
123
124
The

Group

reviews

and

monitors

risk

concentrations

in
a

variety

of

ways.

This

section

outlines

performance
against

key

concentration

risks.
◾

Analysis

of

the

concentration

of

credit

risk
-

Geographic

concentrations
-

Industry

concentrations
◾

Approach

to

management

and

representation

of

credit

quality
-

Asset

credit

quality
-

Debt

securities
-

Balance

sheet

credit

quality
-

Credit

exposures

by

internal

PD

grade
133
133
134
135
135
135
135
137
Credit

risk

monitors

exposure

performance

across

a
range

of

significant

portfolios.
◾

Analysis

of

specific

portfolios

and

asset

types
-

Secured

home

loans
-

Credit

cards,

unsecured

loans

and

other

retail

lending
-

Exposure

to

UK

commercial

real

estate
139
139
140
141
The

Group

monitors

exposures

to

assets

where

there
is

a

heightened

likelihood

of

default

and

assets

where
an

actual

default

has

occurred.

From

time

to

time,
suspension

of

certain

aspects

of

client

credit
agreements

are

agreed,

generally

during

temporary
periods

of

financial

difficulties

where

the

Group

is
confident

that

the

client

will

be

able

to

remedy

the
suspension.

This

section

outlines

the

current

exposure
to

assets

with

this

treatment.
◾

Forbearance
-

Retail

forbearance

programmes
-

Wholesale

forbearance

programmes
142
143
144
This

section

provides

an

analysis

of

credit

risk

on

debt
securities

and

derivatives.
◾

Analysis

of

debt

securities
◾

Analysis

of

derivatives

Risk

review
Risk

performance
Credit

risk
111

Barclays

PLC

2020

Annual

Report

on

Form

20-F
All

disclosures

in

this

section

are

unaudited

unless

otherwise

stated.
Overview
Credit

risk

represents

a

significant

risk

to

the

Group

and

mainly

arises

from

exposure

to

wholesale

and

retail

loans

and

advances

together

with
the

counterparty

credit

risk

arising

from

derivative

contracts

entered

into

with

clients.
Credit

risk

disclosures

include

many

of

the

recommendations

of

the

Taskforce

on

Disclosures

about

Expected

Credit

Losses

(DECL)

and

it

is
expected

that

relevant

disclosures

will

continue

to

be

developed

in

future

periods.
The

impact

of

the

COVID-19

pandemic

has

increased

the

level

of

judgement

that

management

have

been

required

to

exercise

over

the

course
of

2020.

Customer

and

client

default

rates

have

remained

relatively

stable

despite

the

impact

of

the

pandemic

and

volatile

macroeconomic
environment.

In

retail

cards,

credit

profiles

improved

or

were

stable

versus

pre-pandemic

levels

as

a

result

of

government

support

measures

and
customer

deleveraging.

In

wholesale,

furlough

and

liquidity

funding

schemes

are

supporting

businesses

through

the

pandemic,

with

limited
credit

deterioration.

This

lack

of

deterioration,

combined

in

some

cases

with

improving

economics,

is

leading

to

large

scale

credit

loss

stock
releases

on

a

modelled

basis

in

pockets

of

the

portfolio.

Given

this

backdrop,

management

has

applied

COVID-19

specific

adjustments

to
modelled

outputs

to

ensure

the

full

potential

impacts

of

stress

are

provided

for.

These

adjustments

address

the

temporary

nature

of

ongoing
government

support,

the

uncertainty

in

relation

to

the

timing

of

stress

and

the

degree

to

which

economic

consensus

has

yet

captured

the

range
of

economic

uncertainty,

particularly

in

the

UK.

Refer

to

the

Management

adjustment

to

models

for

impairment

section

on

page

123

for

further
details.
Further

detail

can

be

found

in

the

Financial

statements

section

in

Note

7

Credit

impairment

charges.

Descriptions

of

terminology

can

be

found

in
the

glossary,

available

at

home.barclays/annualreport.
Summary

of

performance

in

the

period
Credit

impairment

charges

increased

to

£4,838m

(2019

£1,912m)

due

to

the

deterioration

in

economic

outlook

driven

by

the

COVID-19

global
pandemic.

The

current

year

charge

is

broadly

driven

by

£2,323m

of

non-default

provision

for

potential

future

customer

and

client

stress

and
£800m

of

single

name

deterioration.

The

Expected

Credit

Loss

(ECL)

provision

remains

highly

uncertain

as

the

economic

impact

of

the

global
pandemic

continues

to

evolve.

The

Group

loan

loss

rate

was

138bps

(2019:

55bps).
Refer

to

the

credit

risk

management

section

for

details

of

governance,

policies

and

procedures.
Key

metrics
Increase

in

impairment

allowances

of
£2,769m
Impairment

allowances

on

loans

and

advances

at

amortised

cost,

including

off-balance

sheet

elements

of

the

allowance,

increased

by

£2,769m
to

£9,399m

(2019:

£6,630m).

The

increase

is

driven

by

Barclays

International

£1,828m,

Barclays

UK

£855m,

and

Head

Office

£86m.

Refer

to
the

Expected

Credit

Losses

section

for

further

details.
M

aximum

exposure

and

effects

of

netting,

collateral

and

risk

transfer
Basis

of

preparation
The

following

tables

present

a

reconciliation

between

the

maximum

exposure

and

its

net

exposure

to

credit

risk,

reflecting

the

financial

effects

of
risk

mitigation

reducing

the

exposure.

For

financial

assets

recognised

on

the

balance

sheet,

maximum

exposure

to

credit

risk

represents

the

balance

sheet

carrying

value

after
allowance

for

impairment.

For

off-balance

sheet

guarantees,

the

maximum

exposure

is

the

maximum

amount

that

the

Group

would

have

to

pay
if

the

guarantees

were

to

be

called

upon.

For

loan

commitments

and

other

credit

related

commitments

that

are

irrevocable

over

the

life

of

the
respective

facilities,

the

maximum

exposure

is

the

full

amount

of

the

committed

facilities.
This

and

subsequent

analyses

of

credit

risk

exclude

other

financial

assets

not

subject

to

credit

risk,

mainly

equity

securities.
The

Group

mitigates

the

credit

risk

to

which

it

is

exposed

through

netting

and

set-off,

collateral

and

risk

transfer.

Further

detail

on

the

Group’s
policies

to

each

of

these

forms

of

credit

enhancement

is

presented

on

pages

177

to

179

of

the

Barclays

PLC

Pillar

3

Report

2020

(unaudited).
Overview
As

at

31

December

2020,

the

Group’s

net

exposure

to

credit

risk,

after

taking

into

account

credit

risk

mitigation,

increased

by

10%

to

£876.8bn.
Overall,

the

extent

to

which

the

Group

holds

mitigation

against

its

total

exposure

increased

to

46%

(2019:

43%).
Of

the

unmitigated

on

balance

sheet

exposure,

a

significant

portion

relates

to

cash

held

at

central

banks,

cash

collateral

and

settlement
balances,

and

debt

securities

issued

by

governments

all

of

which

are

considered

to

be

lower

risk.

The

increase

in

the

Group’s

net

exposure

to
credit

risk

is

driven

by

increases

in

cash

held

at

central

banks,

cash

collateral

and

settlement

balances,

trading

portfolio

assets,

derivative
financial

instruments,

financial

assets

at

fair

value

through

other

comprehensive

income,

and

off

-balance

sheet

loan

commitments.

Trading
portfolio

liability

positions,

which

to

a

significant

extent

economically

hedge

trading

portfolio

assets

but

which

are

not

held

specifically

for

risk
management

purposes,

are

excluded

from

the

analysis.

The

credit

quality

of

counterparties

to

derivatives,

financial

investments

and

wholesale
loan

assets

are

predominantly

investment

grade.

Further

analysis

on

the

credit

quality

of

assets

is

presented

in

the

approach

to

management
and

representation

of

credit

quality

section.
Collateral

obtained
Where

collateral

has

been

obtained

in

the

event

of

default,

the

Group

does

not,

ordinarily,

use

such

assets

for

its

own

operations

and

they

are
usually

sold

on

a

timely

basis.

The

carrying

value

of

assets

held

by

the

Group

as

at

31

December

2020,

as

a

result

of

the

enforcement

of
collateral,

was

£6m

(2019:

£6m).

Risk

review
Risk

performance
Credit

risk
112

Barclays

PLC

2020

Annual

Report

on

Form

20-F
Maximum

exposure

and

effects

of

netting,

collateral

and

risk

transfer

(audited)
Maximum
exposure
Netting

and
set-off
Cash
collateral
Non-cash
collateral
Risk
transfer
Net
exposure
As

at

31

December

2020
£m £m £m £m £m £m
On-balance

sheet:
Cash

and

balances

at

central

banks
191,127 - - - - 191,127
Cash

collateral

and

settlement

balances
101,367 - - - - 101,367
Loans

and

advances

at

amortised

cost:
Home

loans
159,647 - (284) (159,203) (85) 75
Credit

cards,

unsecured

loans

and

other

retail

lending
40,813 - (967) (3,825) (195) 35,826
Wholesale

loans
142,172 (6,988) (62) (37,103) (23,963) 74,056
Total

loans

and

advances

at

amortised

cost
342,632 (6,988) (1,313) (200,131) (24,243) 109,957
Of

which

credit-impaired

(Stage

3):
Home

loans
1,813 - (14) (1,796) - 3
Credit

cards,

unsecured

loans

and

other

retail

lending
921 - (14) (237) (2) 668
Wholesale

loans
2,525 - (4) (872) (232) 1,417
Total

credit-impaired

loans

and

advances

at

amortised

cost
5,259 - (32) (2,905) (234) 2,088
Reverse

repurchase

agreements

and

other

similar

secured
lending 9,031 - - (9,031) - -
Trading

portfolio

assets:
Debt

securities
56,482 - - (391) - 56,091
Traded

loans
8,348 - - (374) - 7,974
Total

trading

portfolio

assets
64,830 - - (765) - 64,065
Financial

assets

at

fair

value

through

the

income

statement:
Loans

and

advances
30,879 - (9) (23,677) - 7,193
Debt

securities
1,693 - - (292) - 1,401
Reverse

repurchase

agreements
137,616 - (672) (136,537) - 407
Other

financial

assets
343 - - - - 343
Total

financial

assets

at

fair

value

through

the

income

statement
170,531 - (681) (160,506) - 9,344
Derivative

financial

instruments
302,446 (233,080) (43,291) (4,773) (6,409) 14,893
Financial

assets

at

fair

value

through

other

comprehensive
income 77,927 - - (106) (1,385) 76,436
Other

assets
850 - - - - 850
Total

on-balance

sheet
1,260,741 (240,068) (45,285) (375,312) (32,037) 568,039
Off-balance

sheet:
Contingent

liabilities
21,609 - (1,095) (2,135) (282) 18,097
Loan

commitments
333,049 - (128) (40,714) (1,520) 290,687
Total

off-balance

sheet
354,658 - (1,223) (42,849) (1,802) 308,784
Total

1,615,399 (240,068) (46,508) (418,161) (33,839) 876,823
Off

-balance

sheet

exposures

are

shown

gross

of

provisions

of

£1,064m

(2019:

£322m).

See

Note

25

for

further

details.

In

addition

to

the

above,
the

Group

holds

forward

starting

reverse

repos

with

notional

contract

amounts

of

£34.6bn

(2019:

£31.1bn).

The

balances

are

fully

collateralised.
Wholesale

loans

and

advances

at

amortised

cost

include

£12.1bn

of

BBLs,

CBILs

and

CLBILs

extended

in

2020

and

supported

by

UK
government

guarantees

£11.5

bn,

which

are

included

within

the

Risk

transfer

column

in

the

table.

For

further

information

on

credit

risk

mitigation
techniques,

refer

to

the

Credit

risk

management

section.

Risk

review
Risk

performance
Credit

risk
113

Barclays

PLC

2020

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

credit-impaired

(Stage

3):
Home

loans
1,809 - (2) (1,785) (14) 8
Credit

cards,

unsecured

loans

and

other

retail

lending
1,074 - (12) (250) (2) 810
Wholesale

loans
1,812 - (9) (909) (20) 874
Total

credit-impaired

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
358,982 - (484) (51,420) (2,109) 304,969
Total

1,414,036 (183,634) (36,261) (372,691) (21,180) 800,270

Risk

review
Risk

performance
Credit

risk
114

Barclays

PLC

2020

Annual

Report

on

Form

20-F
Expected

Credit

Losses
Loans

and

advances

at

amortised

cost

by

stage
The

table

below

presents

an

analysis

of

loans

and

advances

at

amortised

cost

by

gross

exposure,

impairment

allowance,

impairment

charge
and

coverage

ratio

by

stage

allocation

and

business

segment

as

at

31

December

2020.

Also

included

are

off

-balance

sheet

loan

commitments
and

financial

guarantee

contracts

by

gross

exposure

and

impairment

allowance

and

coverage

ratio

by

stage

allocation

as

at

31

December

2020.
Impairment

allowance

under

IFRS

9

considers

both

the

drawn

and

the

undrawn

counterparty

exposure.

For

retail

portfolios,

the

total

impairment
allowance

is

allocated

to

the

drawn

exposure

to

the

extent

that

the

allowance

does

not

exceed

the

exposure

as

ECL

is

not

reported

separately.
Any

excess

is

reported

on

the

liability

side

of

the

balance

sheet

as

a

provision.

For

wholesale

portfolios,

the

impairment

allowance

on

the
undrawn

exposure

is

reported

on

the

liability

side

of

the

balance

sheet

as

a

provision.
Loans

and

advances

at

amortised

cost

by

stage

(audited)
Gross

exposure
Impairment

allowance
Net
exposure
Stage

1
Stage

2

Stage

3
Total
Stage

1
Stage

2

Stage

3
Total
As

at

31

December

2020
£m £m £m £m £m £m £m £m £m
Barclays

UK
153,250 23,896 2,732 179,878 332 1,509 1,147 2,988 176,890
Barclays

International
a 21,048 5,500 1,992 28,540 396 1,329 1,205 2,930 25,610
Head

Office
4,267 720 844 5,831 4 51 380 435 5,396
Total

Barclays

Group

retail
178,565 30,116 5,568 214,249 732 2,889 2,732 6,353 207,896
Barclays

UK
31,918 4,325 1,126 37,369 13 129 116 258 37,111
Barclays

International
a 79,911 16,565 2,270 98,746 288 546 859 1,693 97,053
Head

Office
570

-

33 603

-

-

31 31 572
Total

Barclays

Group

wholesale
b
112,399 20,890 3,429 136,718 301 675 1,006 1,982 134,736
Total

loans

and

advances

at
amortised

cost
290,964 51,006 8,997 350,967 1,033 3,564 3,738 8,335 342,632
Off

-balance

sheet

loan

commitments
and

financial

guarantee

contracts
c 289,939 52,891 2,330 345,160 256 758 50 1,064 344,096
Total d 580,903 103,897 11,327 696,127 1,289 4,322 3,788 9,399 686,728
Loan

impairment

charge
and

loan

loss

rate
Coverage

ratio

Loan
impairment
charge
Loan

loss
rate
Stage

1
Stage

2

Stage

3
Total
As

at

31

December

2020
% % % % £m bps
Barclays

UK
0.2 6.3 42.0 1.7 1,070 59
Barclays

International
a
1.9 24.2 60.5 10.3 1,680 589
Head

Office
0.1 7.1 45.0 7.5 91 156
Total

Barclays

Group

retail
0.4 9.6 49.1 3.0 2,841 133
Barclays

UK
- 3.0 10.3 0.7 154 41
Barclays

International
a 0.4 3.3 37.8 1.7 914 93
Head

Office
- - 93.9 5.1

-

-
Total

Barclays

Group

wholesale
b 0.3 3.2 29.3 1.4 1,068 78
Total

loans

and

advances

at
amortised

cost
0.4 7.0 41.5 2.4 3,909 111
Off

-balance

sheet

loan

commitments
and

financial

guarantee

contracts
c
0.1 1.4 2.1 0.3 776
Other

financial

assets

subject

to
impairment d 153
Total
e
0.2 4.2 33.4 1.4 4,838
Notes
a

Private

Banking

have

refined

the

methodology

to

classify

£5bn

of

their

exposure

between

Wholesale

and

Retail

during

the

year.

b

Includes

Wealth

and

Private

Banking

exposures

measured

on

an

individual

customer

exposure

basis,

and

excludes

Business

Banking

exposures

that

are

managed

on

a
collective

basis.

The

net

impact

is

a

difference

in

total

exposure

of

£7,551

m

of

balances

reported

as

wholesale

loans
i
n

the

Loans

and

advances

at

amortised

cost

by

product
disclosure.
c

Excludes

loan

commitments

and

fi

nancial

guarantees

of

£9.5bn

carried

at

fair

value.
d

Other

financial

assets

subject

to

impairment

not

included

in

the

table

above

include

cash

collateral

and

settlement

balances,

financial

assets

at

fair

value

through

other
comprehensive

income

and

other

assets.

These

have

a

total

gross

exposure

of

£180.3

b

n

and

impairment

allowance

of

£165

m

.

This

comprises

£11m

ECL

on

£175.7bn

Stage
1

assets,

£9m

on

£4.4bn

Stage

2

fair

value

through

other

comprehensive

income

assets

,

other

assets,

cash

collateral

and

settlement

assets

and

£145m

on

£154m

Stage

3
other

assets.
e

The

loan

loss

rate

is

138bps

after

applying

th

e

total

impairment

charge

of

£4,838

m.

Risk

review
Risk

performance
Credit

risk
115

Barclays

PLC

2020

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
27,891 2,397 1,124 31,412 16 38 108 162 31,250
Barclays

International
92,615 8,113 1,615 102,343 136 248 447 831 101,512
Head

Office
2,974 - 37 3,011 - - 35 35 2,976
Total

Barclays

Group

wholesale
a 123,480 10,510 2,776 136,766 152 286 590 1,028 135,738
Total

loans

and

advances

at
amortised

cost
299,266 38,234 7,923 345,423 707 2,373 3,228 6,308 339,115
Off

-balance

sheet

loan

commitments
and

financial

guarantee

contracts
b 321,140 19,185 935 341,260 97 170 55 322 340,938
Total
c
620,406 57,419 8,858 686,683 804 2,543 3,283 6,630 680,053
Loan

impairment

charge
and

loan

loss

rate
Coverage

ratio

Loan
impairment
charge
Loan

loss
rate
Stage

1
Stage

2

Stage

3
Total
As

at

31

December

2019
% % % % £m bps
Barclays

UK
0.1 5.5 39.8 1.5 661 39
Barclays

International
1.3 19.2 72.5 7.4 999 296
Head

Office
0.1 7.2 36.9 5.6 27 44
Total

Barclays

Group

retail
0.3 7.5 51.3 2.5 1,687 81
Barclays

UK
0.1 1.6 9.6 0.5 33 11
Barclays

International
0.1 3.1 27.7 0.8 113 11
Head

Office
- - 94.6 1.2 - -
Total

Barclays

Group

wholesale
a
0.1 2.7 21.3 0.8 146 11
Total

loans

and

advances

at
amortised

cost
0.2 6.2 40.7 1.8 1,833 53
Off

-balance

sheet

loan

commitments
and

financial

guarantee

contracts
b
- 0.9 5.9 0.1 71
Other

financial

assets

subject

to
impairment c 8
Total
d
0.1 4.4 37.1 1.0 1,912
Notes
a

Included

in

the

above

analysis

are

Wealth

and

Private

Banking

exposures

measured

on

an

indi

vidual

customer

exposure

basis,

and

excludes

Business

Banking

exposures
that

are

managed

on

a

collective

basis.

The

net

impact

is

a

difference

in

total

exposure

of

£6,434m

of

balances

reported

as

wholesale

loans

in

the

Loans

and

advances

at
amortised

cost

by

product

disclosure.
b

Excludes

loan

commitments

a

nd

financial

guarantees

of

£17.7bn

carried

at

fair

value.
c

Other

financial

assets

subject

to

impairment

not

included

in

the

table

above

include

cash

collateral

and

settlement

balances,

financial

assets

at

fair

value

through

other
comprehensive

income

and

other

assets.

These

have

a

total

gross

exposure

of

£149.3

bn

and

im

pairment

allowance

of

£24

m.

This

comprises

£12m

ECL

on

£148.5bn

Stage

1
assets

£2m

on

£0.8bn

Stage

2

fair

value

through

other

comprehensive

income

assets,

cash

collateral

and

settlement

balances

and

£10m

on

£10m

Stage

3

other

assets.
d

The

loan

loss

rate

is

55bps

after

applying

the

total

impairment

charge

of

£1,912

m.

Risk

review
Risk

performance
Credit

risk
116

Barclays

PLC

2020

Annual

Report

on

Form

20-F
Loans

and

advances

at

amortised

cost

by

product

(audited)
The

table

below

presents

a

breakdown

of

loans

and

advances

at

amortised

cost

and

the

impairment

allowance

with

stage

allocation

by

asset
classification.
Loans

and

advances

at

amortised

cost

by

product

(audited)
Stage

2
As

at

31

December

2020
Stage

1
Not

past

due
<=30

days
past

due
>30

days
past

due
Total
Stage

3
Total
Gross

exposure
£m £m £m £m £m £m £m
Home

loans
138,639 16,651 1,785 876 19,312 2,234 160,185
Credit

cards,

unsecured

loans

and

other

retail

lending
33,021 9,470 544 306 10,320 3,172 46,513
Wholesale

loans

119,304 19,501 1,097 776 21,374 3,591 144,269
Total
290,964 45,622 3,426 1,958 51,006 8,997 350,967
Impairment

allowance
Home

loans
33 57 13 14 84 421 538
Credit

cards,

unsecured

loans

and

other

retail

lending
680 2,382 180 207 2,769 2,251 5,700
Wholesale

loans

320 650 50 11 711 1,066 2,097
Total
1,033 3,089 243 232 3,564 3,738 8,335
Net

exposure
Home

loans
138,606 16,594 1,772 862 19,228 1,813 159,647
Credit

cards,

unsecured

loans

and

other

retail

lending
32,341 7,088 364 99 7,551 921 40,813
Wholesale

loans

118,984 18,851 1,047 765 20,663 2,525 142,172
Total 289,931 42,533 3,183 1,726 47,442 5,259 342,632
Coverage

ratio
% % % % % % %
Home

loans
- 0.3 0.7 1.6 0.4 18.8 0.3
Credit

cards,

unsecured

loans

and

other

retail

lending
2.1 25.2 33.1 67.6 26.8 71.0 12.3
Wholesale

loans

0.3 3.3 4.6 1.4 3.3 29.7 1.5
Total 0.4 6.8 7.1 11.8 7.0 41.5 2.4
As

at

31

December

2019
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

117,398 9,090 365 675 10,130 1,812 129,340
Total
298,559 31,948 2,273 1,640 35,861 4,695 339,115
Coverage

ratio
% % % % % % %
Home

loans
- 0.3 0.9 1.8 0.4 16.1 0.3
Credit

cards,

unsecured

loans

and

other

retail

lending
1.2 16.4 32.1 49.8 18.7 68.5 8.1
Wholesale

loans

0.1 3.0 2.4 1.3 2.9 23.2 0.8
Total
0.2 5.7 7.4 14.3 6.2 40.7 1.8

Risk

review
Risk

performance
Credit

risk
117

Barclays

PLC

2020

Annual

Report

on

Form

20-F
Loans

and

advances

at

amortised

cost

by

selected

sectors
The

table

below

presents

a

breakdown

of

loans

and

advances

at

amortised

cost

and

the

impairment

allowance,

with

gross

exposure

and

stage
allocation

for

selected

industry

sectors

within

the

wholesale

loans

portfolio.

The

industry

sectors

have

been

selected

based

upon

the

level

of
management

focus

they

have

received

following

the

onset

of

the

COVID-19

pandemic.

The

credit

risk

industry

concentration

disclosure

in

the
Analysis

of

the

concentration

of

credit

risk

section

represents

all

the

industry

categories

and

the

below

only

covers

a

subset

of

that

table.

The

gross

loans

and

advances

to

selected

sectors

have

increased

over

the

year

as

a

result

of

additional

drawdowns

on

committed

credit

lines
provided

by

the

bank.

Overall

limits

and

exposures

have

remained

broadly

stable

over

the

year

whilst

provisions

have

increased

in

light

of

the
heightened

stress.

The

wholesale

portfolio

also

benefits

from

a

hedge

protection

programme

that

enables

effective

risk

management

against
systemic

losses.
Loans

and

advances

at

amortised

cost

by

selected

sectors
Gross

exposure
Impairment

allowance
Stage

1
Stage

2

Stage

3
Total
Stage

1
Stage

2

Stage

3
Total
As

at

31

December

2020
£m £m £m £m £m £m £m £m
Air

travel
367 525 56 948 9 27 23 59
Hospitality

and

leisure
4,440 2,387 313 7,140 53 115 61 229
Oil

and

gas
1,754 854 465 3,073 31 27 140 198
Retail 3,907 1,153 283 5,343 78 51 108 237
Shipping 308 389 12 709 2 30 1 33
Transportation 1,148 253 125 1,526 19 10 57 86
Total 11,924 5,561 1,254 18,739 192 260 390 842
Total

of

Wholesale

exposures
10% 26% 35% 13% 60% 37% 37% 40%
Gross

exposure
Impairment

allowance
Stage

1
Stage

2

Stage

3
Total
Stage

1
Stage

2

Stage

3
Total
As

at

31

December

2019
£m £m £m £m £m £m £m £m
Air

travel
194 31 26 251 - - 24 24
Hospitality

and

leisure
4,321 851 199 5,371 8 18 29 55
Oil

and

gas
2,539 612 136 3,287 8 24 47 79
Retail 3,395 777 207 4,379 11 24 85 120
Shipping 357 52 7 416 1 - 3 4
Transportation 873 82 89 1,044 5 5 54 64
Total 11,679 2,405 664 14,748 33 71 242 346
Total

of

Wholesale

exposures
10% 23% 28% 11% 23% 24% 44% 35%
A

£0.2bn

adjustment

has

been

applied

to

selected

sectors

in

Stage

1

to

increase

the

ECL

coverage

on

these

names

in

line

with

the

average
Stage

2

coverage

of

the

respective

sector.

This

adjustment

is

materially

in

response

to

the

increased

stress

in

these

sectors

not

captured
through

the

ECL

models.

An

additional

£0.1bn

adjustment

is

held

against

undrawn

exposure

which

does

not

appear

in

the

table.
The

coverage

ratio

for

selected

sectors

has

increased

from

2.3%

as

at

31

December

2019

to

4.5%

as

at

31

December

2020.

Risk

review
Risk

performance
Credit

risk
118

Barclays

PLC

2020

Annual

Report

on

Form

20-F
Movement

in

gross

exposures

and

impairment

allowance

including

provisions

for

loan

commitments

and
financial

guarantees
The

following

tables

present

a

reconciliation

of

the

opening

to

the

closing

balance

of

the

exposure

and

impairment

allowance.

An

explanation

of
the

terms:

12-month

ECL,

lifetime

ECL

and

credit-impaired

is

included

in

Note

7.

Transfers

between

stages

in

the

tables

have

been

reflected

as
if

they

had

taken

place

at

the

beginning

of

the

year.

The

movements

are

measured

over

a

12-month

period.
Loans

and

advances

at

amortised

cost

(audited)
Stage

1
Stage

2
Stage

3
Total
Gross
exposure ECL
Gross
exposure ECL
Gross
exposure ECL
Gross
exposure ECL
£m £m £m £m £m £m £m £m
Home

loans
As

at

1

January

2020
135,713 22 17,043 64 2,155 346 154,911 432
Transfers

from

Stage

1

to

Stage

2
(8,724) (1) 8,724 1 - - - -
Transfers

from

Stage

2

to

Stage

1
4,618 14 (4,618) (14) - - - -
Transfers

to

Stage

3
(308) - (420) (10) 728 10 - -
Transfers

from

Stage

3
47 1 219 2 (266) (3) - -
Business

activity

in

the

year
22,548 7 714 2 4 - 23,266 9
Changes

to

models

used

for

calculation
a - - - - - - - -
Net

drawdowns,

repayments,

net

re-
measurement

and

movements

due

to
exposure

and

risk

parameter

changes
(6,195) (9) (841) 42 (57) 105 (7,093) 138
Final

repayments
(9,060) (1) (1,509) (3) (308) (15) (10,877) (19)
Disposals c - - - - - - - -
Write

-offs
d - - - - (22) (22) (22) (22)
As

at

31

December

2020
e 138,639 33 19,312 84 2,234 421 160,185 538
Credit

cards,

unsecured

loans

and

other

retail

lending
As

at

1

January

2020
46,012 542 10,759 2,007 3,409 2,335 60,180 4,884
Transfers

from

Stage

1

to

Stage

2
(6,571) (134) 6,571 134 - - - -
Transfers

from

Stage

2

to

Stage

1
3,080 482 (3,080) (482) - - - -
Transfers

to

Stage

3
(712) (25) (1,162) (398) 1,874 423 - -
Transfers

from

Stage

3
76 39 67 12 (143) (51) - -
Business

activity

in

the

year
5,598 67 324 83 59 28 5,981 178
Changes

to

models

used

for

calculation
a
- 13 - 296 - - - 309
Net

drawdowns,

repayments,

net

re-
measurement

and

movements

due

to
exposure

and

risk

parameter

changes
b
(9,678) (229) (2,706) 1,174 (10) 1,353 (12,394) 2,298
Final

repayments
(3,291) (67) (270) (37) (204) (84) (3,765) (188)
Disposals
c
(1,493) (8) (183) (20) (204) (144) (1,880) (172)
Write

-offs
d - - - - (1,609) (1,609) (1,609) (1,609)
As

at

31

December

2020
e
33,021 680 10,320 2,769 3,172 2,251 46,513 5,700
Wholesale

loans
As

at

1

January

2020
117,541 143 10,432 302 2,359 547 130,332 992
Transfers

from

Stage

1

to

Stage

2
(12,531) (35) 12,531 35 - - - -
Transfers

from

Stage

2

to

Stage

1
4,121 40 (4,121) (40) - - - -
Transfers

to

Stage

3
(1,137) (4) (875) (58) 2,012 62 - -
Transfers

from

Stage

3
471 22 247 13 (718) (35) - -
Business

activity

in

the

year
27,863 46 2,336 149 634 85 30,833 280
Changes

to

models

used

for

calculation
a - - - - - - - -
Net

drawdowns,

repayments,

net

re-
measurement

and

movements

due

to
exposure

and

risk

parameter

changes
13,828 130 3,811 339 (64) 799 17,575 1,268
Final

repayments
(28,458) (22) (2,977) (29) (299) (59) (31,734) (110)
Disposals c (2,394) - (10) - - - (2,404) -
Write

-offs
d - - - - (333) (333) (333) (333)
As

at

31

December

2020
e 119,304 320 21,374 711 3,591 1,066 144,269 2,097
Notes
a

Changes

to

models

used

for

calculation

include

a

£309m

adjustment

which

largely

represents

model

remediation

to

correct

for

over

recovery

of

debt

in

UK

unsecured

lending.

Barclays
continually

review

the

output

of

models

to

determine

accuracy

of

the

ECL

calculation

including

review

of

model

monitoring,

external

benchmarking

and

experience

of

model

operation

over
an

extended

period

of

time.

This

ensures

that

the

models

used

continue

to

reflect

the

risks

inherent

across

the

businesses.
b

Transfers

and

risk

parameters

change

has

seen

an

ECL

increase

which

is

materially

driven

by

stage

migration

in

response

to

the

macroeconomic

scenario

updates,

partially

offset

by

a

net
release

in

ECL

of

£0.6bn

due

to

a

reclassification

of

£2bn

gross

loans

and

advances

from

Stage

2

to

Stage

1

in

credit

cards

and

unsecured

loans.

The

reclassification

followed

a

review

of
back-testing

of

results

which

indicated

that

origination

probability

of

default

characteristics

were

unnecessarily

moving

Sage

1

accounts

into

Stage

2.
c

The

£1.9bn

disposals

reported

within

Credit

cards,

unsecured

loans

and

other

retail

lending

portfolio

include

£1.7bn

sale

of

motor

financing

business

within

the

Barclays

Partner

Finance
business

and

£0.2bn

relate

to

debt

sales

undertaken

during

the

year.

The

£2.4bn

disposal

reported

within

W

holesale

loans

include

sale

of

debt

securities

as

part

of

Group

Treasury
Operations.
d

In

2020,

gross

write-offs

amounted

to

£1,964m

(2019:

£1,883m)

and

post

write-off

recoveries

amounted

to

£35m

(2019:

£124m).

Net

write-offs

represent

gross

write-offs

less

post

write-off
recoveries

and

amounted

to

£1,929m

(2019:

£1,759m).
e

Other

financial

assets

subject

to

impairment

not

included

in

the

table

above

include

cash

collateral

and

settlement

balances,

financial

assets

at

fair

value

through

other

comprehensive
income

and

other

assets.

These

have

a

total

gross

exposure

of

£180.3bn

(December

2019:

£149.3bn)

and

impairment

allowance

of

£165m

(December

2019:

£24m).

This

comprises

£11m
ECL

(December

2019:

£12m)

on

£175.7bn

Stage

1

assets

(December

2019:

£148.5bn),

£9m

(December

2019:

£2m)

on

£4.4bn

Stage

2

fair

value

through

other

comprehensive

income
assets,

cash

collateral

and

settlement

assets

(December

2019:

£0.8bn)

and

£145m

(December

2019:

£10m)

on

£154m

Stage

3

other

assets

(December

2019:

£10m).

Risk

review
Risk

performance
Credit

risk
119

Barclays

PLC

2020

Annual

Report

on

Form

20-F
Reconciliation

of

ECL

movement

to

impairment

charge/(release)

for

the

period
£m
Home

loans
128
Credit

cards,

unsecured

loans

and

other

retail

lending
2,597
Wholesale

loans
1,438
ECL

movement

excluding

assets

derecognised

due

to

disposals

and

write-offs
4,163
Recoveries

and

reimbursements
a (399)
Exchange

and

other

adjustments
b 145
Impairment

charge

on

loan

commitments

and

financial

guarantees
776
Impairment

charge

on

other

financial

assets
c 153
Income

statement

charge

for

the

period
4,838

Notes
a

Recoveries

and

reimbursements

includes

£364m

for

reimbursements

expected

to

be

received

under

the

arrangement

where

Group

has

entered

into

financial

guarantee
contracts

which

provide

credit

protection

over

certain

loans

assets

with

third

parties.

Cash

recoveries

of

previously

written

off

amounts

to

£35m

.
b

Includes

foreign

exchange

and

interest

and

fees

in

suspense.
c

Other

financial

assets

subject

to

impairment

not

included

in

the

table

above

include

cash

collateral

and

settlement

balances,

financial

assets

at

fair

value

through

other

comprehensive
income

and

other

assets.

These

have

a

total

gross

exposure

of

£180.3bn

(December

2019:

£149.3bn)

and

impairment

allowance

of

£165m

(December

2019:

£24m).

This

comprises

£11m
ECL

(December

2019:

£12m)

on

£175.7bn

Stage

1

assets

(December

2019:

£148.5bn),

£9m

(December

2019:

£2m)

on

£4.4bn

Stage

2

fair

value

through

other

comprehensive

income
assets,

cash

collateral

and

settlement

assets

(December

2019:

£0.8bn)

and

£145m

(December

2019:

£10m)

on

£154m

Stage

3

other

assets

(December

2019:

£10m).
Loan

commitments

and

financial

guarantees

(audited)
Stage

1
Stage

2
Stage

3
Total
Gross
exposure ECL
Gross
exposure ECL
Gross
exposure ECL
Gross
exposure ECL
£m £m £m £m £m £m £m £m
Home

loans
As

at

1

January

2020
9,542 - 500 - 4 - 10,046 -
Net

transfers

between

stages
(82) - 78 - 4 - - -
Business

activity

in

the

year
7,975 - - - - - 7,975 -
Net

drawdowns,

repayments,

net

re-
measurement

and

movement

due

to
exposure

and

risk

parameter

changes
(5,332) - (27) - (2) - (5,361) -
Limit

management

and

final

repayments
(242) - (35) - (1) - (278) -
As

at

31

December

2020
11,861 - 516 - 5 - 12,382 -
Credit

cards,

unsecured

loans

and

other

retail

lending
As

at

1

January

2020
125,759 35 6,238 71 250 14 132,247 120
Net

transfers

between

stages
(5,477) 43 4,725 (40) 752 (3) - -
Business

activity

in

the

year
5,214 2 158 3 2 1 5,374 6
Net

drawdowns,

repayments,

net

re-
measurement

and

movement

due

to
exposure

and

risk

parameter

changes
1,298 (22) 1,636 272 (671) 15 2,263 265
Limit

management

and

final

repayments
(12,423) (3) (640) (1) (104) (4) (13,167) (8)
As

at

31

December

2020
114,371 55 12,117 305 229 23 126,717 383
Wholesale

loans
As

at

1

January

2020
185,839 62 12,447 99 681 41 198,967 202
Net

transfers

between

stages
(28,325) 67 27,319 (72) 1,006 5 - -
Business

activity

in

the

year
42,917 32 4,708 102 774 2 48,399 136
Net

drawdowns,

repayments,

net

re-
measurement

and

movement

due

to
exposure

and

risk

parameter

changes
13,637 47 (44) 338 (69) (20) 13,524 365
Limit

management

and

final

repayments
(50,361) (7) (4,172) (14) (296) (1) (54,829) (22)
As

at

31

December

2020
163,707 201 40,258 453 2,096 27 206,061 681

Risk

review
Risk

performance
Credit

risk
120

Barclays

PLC

2020

Annual

Report

on

Form

20-F
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
Write

-offs
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
Write

-offs
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
Write

-offs
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

(December

2018:

£nil).

Risk

review
Risk

performance
Credit

risk
121

Barclays

PLC

2020

Annual

Report

on

Form

20-F
Reconciliation

of

ECL

movement

to

impairment

charge/(release)

for

the

period
£m
Home

loans
(1)
Credit

cards,

unsecured

loans

and

other

retail

lending
1,863
Wholesale

loans
191
ECL

movement

excluding

assets

derecognised

due

to

disposals

and

write-offs
2,053
Recoveries

and

reimbursements
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

£10m

)

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
Limit

management

and

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
Limit

management

and

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
Limit

management

and

final

repayments
(44,914) (24) (4,666) (36) (266) (3) (49,846) (63)
As

at

31

December

2019
185,839 62 12,447 99 681 41 198,967 202

Risk

review
Risk

performance
Credit

risk
122

Barclays

PLC

2020

Annual

Report

on

Form

20-F
Stage

2

decomposition
Loans

and

advances

at

amortised

cost
a
2020 2019
Gross

exposure
Impairment
allowance
Gross

exposure
Impairment
allowance
As

at

31

December
£m

£m
£m

£m
Quantitative

test
36,754 3,252 24,034 2,059
Qualitative

test
11,865 273 12,733 278
30

days

past

due

backstop
2,387 39 1,467 36
Total

Stage

2
51,006 3,564
38,234 2,373

Note
a

Where

balances

satisfy

more

than

one

of

the

above

three

criteria

for

determining

a

significant

increase

in

credit

risk,

the

corresponding

gross

exposure

and

ECL

has

been
assigned

in

order

of

categories

presented.
Stage

2

exposures

are

predominantly

identified

using

quantitative

tests

where

the

lifetime

PD

has

deteriorated

more

than

a

pre-determined
amount

since

origination

during

the

year

driven

by

changes

in

macroeconomic

variables.

This

is

augmented

by

inclusion

of

accounts

meeting
the

designated

high

risk

criteria

(including

watchlist)

for

the

portfolio

under

the

qualitative

test.

Qualitative

tests

predominantly

include

£8.5bn
(2019:

£9.3bn)

in

Barclays

UK

of

which

£7.1bn

(2019:

£7.4bn)

relates

to

UK

Home

Finance,

£1.0bn

(2019:

£1.1bn)

relates

to

Business

Banking
and

£0.1bn

(2019:

£0.4bn)

relates

to

Barclaycard

UK.

A

further

£3.3bn

(2019:

£3.4bn)

relates

to

Barclays

International

of

which

£2bn

(2019:
£1.7bn)

relates

to

Corporate

and

Investment

Bank,

£0.3bn

(2019:

£0.9bn)

relates

to

Barclaycard

International

and

£0.7bn

(2019:

£0.7bn)

relates
to

Private

Bank.
A

small

number

of

other

accounts

(1%

of

impairment

allowances

and

5%

of

gross

exposure)

are

included

in

Stage

2.

These

accounts

are

not
otherwise

identified

by

the

quantitative

or

qualitative

tests

but

are

more

than

30

days

past

due.

The

percentage

triggered

by

these

backstop
criteria

is

a

measure

of

the

effectiveness

of

the

Stage

2

criteria

in

identifying

deterioration

prior

to

delinquency.

These

balances

include

items

in
the

Corporate

and

Investment

Bank

for

reasons

such

as

outstanding

interest

and

fees

rather

than

principal

balances.
For

further

detail

on

the

three

criteria

for

determining

a

significant

increase

in

credit

risk

required

for

Stage

2

classification,

refer

to

Note

7.
Stage

3

decomposition
Loans

and

advances

at

amortised

cost
2020 2019
Gross

exposure
Impairment
allowance
Gross

exposure
Impairment
allowance
As

at

31

December
£m

£m
£m

£m
Exposures

not

charged-off

including

within

cure

period
a 3,773 831
3,540 857
Exposures

individually

assessed

or

in

recovery

book
b 5,224 2,907
4,383 2,371
Total

Stage

3
8,997 3,738 7,923 3,228

Notes
a

Includes

£2.6bn

(2019:

£2.5bn)

of

gross

exposure

in

a

cure

period

that

must

remain

in

Stage

3

for

a

minimum

of

12

months

before

moving

to

Stage

2.
b

Exposures

individually

assessed

or

in

recovery

book

cannot

cure

out

of

Stage

3.

Risk

review
Risk

performance
Credit

risk
123

Barclays

PLC

2020

Annual

Report

on

Form

20-F
Management

adjustments

to

models

for

impairment

(audited)
Management

adjustments

to

impairment

models

are

applied

in

order

to

factor

in

certain

conditions

or

changes

in

policy

that

are

not

fully
incorporated

into

the

impairment

models,

or

to

reflect

additional

facts

and

circumstances

at

the

period

end.

Management

adjustments

are
reviewed

and

incorporated

into

future

model

development

where

applicable.
Total

management

adjustments

to

impairment

allowance

are

presented

by

product

below.
Management

adjustments

to

models

for

impairment

(audited)
a
2020 2019
Management
adjustments

to
impairment
allowances
Proportion

of
total

impairment
allowances
Management
adjustments

to
impairment
allowances
Proportion

of

total
impairment
allowancesb
As

at

31

December
£m %
£m %
Home

loans
131 24.3 57 13.2
Credit

cards,

unsecured

loans

and

other

retail

lending
1,234 20.3 308 6.2
Wholesale

loans
23 0.8 (25) (2.1)
Total 1,388 14.8 340 5.1
Management

adjustments

to

models

for

impairment

charges

(audited)
a
Impairment
allowance

pre
management
adjustments
c
Economic
uncertainty
adjustments
Other
adjustments
Total
impairment
allowance
As

at

31

December

2020
£m £m £m £m
Home

loans
407 21 110 538
Credit

cards,

unsecured

loans

and

other

retail

lending
4,849 1,625 (391) 6,083
Wholesale

loans
2,755 421 (398) 2,778
Total 8,011 2,067 (679) 9,399

Notes
a

Positive

values

relate

to

an

increase

in

impairment

allowance.
b

The

2019

comparative

figures

have

been

restated

to

impairment

allowance

on

both

drawn

and

undrawn

exposures.
c

Includes

£6.8

bn

of

modelled

ECL,

£0.9bn

of

individually

assessed

impairments

and

£0.3bn

ECL

fr

om

non-modelled

exposures.
Economic

uncertainty

adjustments
The

pandemic

impacted

the

global

economy

throughout

2020

and

macroeconomic

forecasts

indicate

longer

term

impacts

will

result

in

higher
unemployment

levels

and

customer

and

client

stress.

However,

to

date,

little

real

credit

deterioration

has

occurred,

largely

as

a

result

of
government

and

bank

support.

Observed

30

day

arrears

rates

in

consumer

loans

in

particular

have

remained

stable

in

both

US

cards

(2020:
2.5%;

2019:

2.7%)

and

UK

cards

(2020:

1.7%;

2019:

1.7%).

A

similar

phenomenon

is

observed

in

wholesale,

where

the

average

risk

profile

of
the

portfolio

has

broadly

remained

stable

during

the

year

and

has

not

deteriorated

in

line

with

the

macroeconomic

crisis.

Given

this

backdrop,

management

has

applied

COVID-19

specific

adjustments

to

modelled

outputs

to

ensure

the

full

potential

impacts

of

stress
are

provided

for.

These

adjustments

address

the

temporary

nature

of

ongoing

government

support,

the

uncertainty

in

relation

to

the

timing

of
stress

and

the

degree

to

which

economic

consensus

has

not

yet

captured

the

range

of

economic

uncertainty.
The

COVID-19

adjustments

of

£2.1bn

broadly

comprised

the

following:
◾

Use

of

expert

judgment

to

adjust

the

probability

of

default

£0.7bn

to

pre-COVID

levels

to

reflect

the

impact

of

temporary

support

measures

on
underlying

customer

behaviour,

partially

offset

by

government

guarantees

£(0.1)bn

which

are

materially

against

BBLs;
◾

Adjusting

macroeconomic

variables

deemed

temporarily

influenced

by

support

measures,

enabling

models

to

consume

the

expected

stress
£1.2bn;
◾

A

£0.3bn

adjustment

has

been

applied

to

selected

sectors

in

Stage

1

to

increase

the

ECL

coverage

on

these

names

in

line

with

the

average
Stage

2

coverage.

This

adjustment

is

materially

in

response

to

the

increased

stress

in

these

sectors

not

captured

through

the

ECL

models.
Other

adjustments
Home

loans:

The

low

average

LTV

nature

of

the

UK

Home

Loans

portfolio

means

that

modelled

ECL

estimates

are

low

in

all

but

the

most
severe

economic

scenarios.

An

adjustment

is

held

to

maintain

an

appropriate

level

of

ECL.
Credit

cards,

unsecured

loans

and

other

retail

lending:

Includes

a

net

release

in

ECL

of

£0.6bn

due

to

a

reclassification

of

£2bn

gross

loans
and

advances

from

Stage

2

to

Stage

1

in

credit

cards

and

unsecured

loans.

The

reclassification

followed

a

review

of

back-testing

of

results
which

indicated

that

origination

probability

of

default

characteristics

were

unnecessarily

moving

Stage

1

accounts

into

Stage

2.
Wholesale

loans:

Adjustments

include

a

release

in

the

Investment

Bank

to

limit

excessive

ECL

sensitivity

to

the

macroeconomic

variable

for
Federal

Tax

Receipts

and

a

correction

to

Corporate

and

Investment

Bank

ECL

to

adjust

for

model

inaccuracies

informed

by

back-testing.
Management

adjustments

of

£340m

in

2019

largely

comprises

a

£210m

PMA

to

compensate

for

over-recovery

of

debt

in

UK

unsecured

lending,
and

subsequently

fixed

within

the

underlying

model;

and

£150m

for

UK

economic

uncertainty,

now

subsumed

within

managements

broader
approach

to

economic

uncertainty.

Risk

review
Risk

performance
Credit

risk
124

Barclays

PLC

2020

Annual

Report

on

Form

20-F
Measurement

uncertainty

and

sensitivity

analysis
The

measurement

of

ECL

involves

complexity

and

judgement,

including

estimation

of

probabilities

of

default

(PD),

loss

given

default

(LGD),

a
range

of

unbiased

future

economic

scenarios,

estimation

of

expected

lives,

estimation

of

exposures

at

default

(EAD)

and

assessing

significant
increases

in

credit

risk.
The

Group

uses

a

five-scenario

model

to

calculate

ECL.

An

external

consensus

forecast

is

assembled

from

key

sources,

including

HM

Treasury
(short

and

medium

term

forecasts),

Bloomberg

(based

on

median

of

economic

forecasts)

and

the

Urban

Land

Institute

(for

US

House

Prices),
which

forms

the

Baseline

scenario.

In

addition,

two

adverse

scenarios

(Downside

1

and

Downside

2)

and

two

favourable

scenarios

(Upside

1
and

Upside

2)

are

derived,

with

associated

probability

weightings.

The

adverse

scenarios

are

calibrated

to

a

broadly

similar

severity

to

Barclays’
internal

stress

tests

and

stress

scenarios

provided

by

regulators

whilst

also

considering

IFRS

9

specific

sensitivities

and

non-linearity.

Downside
2

is

benchmarked

to

the

Bank

of

England’s

stress

scenarios

and

to

the

most

severe

scenario

from

Moody’s

inventory,

but

is

not

designed

to

be
the

same.

The

favourable

scenarios

are

calibrated

to

reflect

upside

risks

to

the

Baseline

scenario

to

the

extent

that

is

broadly

consistent

with
recent

favourable

benchmark

scenarios.

All

scenarios

are

regenerated

at

a

minimum

semi-annually.

The

scenarios

include

eight

economic
variables,

(GDP,

unemployment,

House

Price

Index

(HPI)

and

base

rates

in

both

the

UK

and

US

markets),

and

expanded

variables

using
statistical

models

based

on

historical

correlations.

The

upside

and

downside

shocks

are

designed

to

evolve

over

a

five-year

stress

horizon,

with
all

five

scenarios

converging

to

a

steady

state

after

approximately

eight

years.
Scenarios

used

to

calculate

the

Group’s

ECL

charge

were

reviewed

and

updated

regularly

throughout

2020,

following

the

outbreak

of

the
COVID-19

pandemic

in

the

first

quarter.

The

current

Baseline

scenario

reflects

the

latest

consensus

economic

forecasts

with

a

steady

recovery
in

GDP

in

the

UK

and

the

US,

and

unemployment

continuing

to

decrease

in

the

US

and

peaking

at

Q221

in

the

UK

followed

by

a

steady

decline.
In

the

downside

scenarios,

an

economic

downturn

in

early

2021

in

the

UK

and

the

US

begins

to

recover

later

in

the

year,

with

unemployment
increasing

to

the

end

of

2021.

In

the

upside

scenarios,

the

strong

rebound

in

UK

and

US

GDP

continues

into

2021,

following

the

bounce-back

in
growth

in

Q320

and,

subsequently,

the

projections

stay

above

the

year

on

year

growth

rates

seen

in

the

Baseline

for

a

prolonged

period

of

time
before

finally

reverting

to

the

long

term

run

rate.

This

reflects

the

assumption

of

approved

vaccines

being

successfully

rolled

out

throughout
2021

and

pent

up

savings

being

deployed

into

a

more

certain

consumer

environment

to

drive

significant

growth.

Scenario

weights

have

been
updated

to

reflect

the

latest

economics.

As

a

result

of

government

and

bank

support

measures,

significant

credit

deterioration

has

not

yet

occurred.

This

delay

increases

uncertainty

on
the

timing

of

the

stress

and

the

realisation

of

defaults.

Management

has

applied

COVID-19

specific

adjustments

to

modelled

outputs

to

reflect
the

temporary

nature

of

ongoing

government

support,

the

uncertainty

in

relation

to

the

timing

of

stress

and

the

degree

to

which

economic
consensus

has

yet

captured

the

range

of

economic

uncertainty,

particularly

in

the

UK.

As

a

result,

ECL

is

higher

than

would

be

the

case

if

it
were

based

on

the

forecast

economic

scenarios

alone.
Scenario

weights

(audited)
The

methodology

for

estimating

probability

weights

for

each

of

the

scenarios

involves

a

comparison

of

the

distribution

of

key

historical

UK

and
US

macroeconomic

variables

against

the

forecast

paths

of

the

five

scenarios.

The

methodology

works

such

that

the

Baseline

(reflecting

current
consensus

outlook)

has

the

highest

weight

and

the

weights

of

adverse

and

favourable

scenarios

depend

on

the

deviation

from

the

Baseline;

the
further

from

the

Baseline,

the

smaller

the

weight.

This

is

reflected

in

the

table

below

where

the

probability

weights

of

the

scenarios

are

shown.

A
single

set

of

five

scenarios

is

used

across

all

portfolios

and

all

five

weights

are

normalised

to

equate

to

100%.

The

same

scenarios

and

weights
that

are

used

in

the

estimation

of

expected

credit

losses

are

also

used

for

Barclays

internal

planning

purposes.

The

impacts

across

the

portfolios
are

different

because

of

the

sensitivities

of

each

of

the

portfolios

to

specific

macroeconomic

variables,

for

example,

mortgages

are

highly
sensitive

to

house

prices,

credit

cards

and

unsecured

consumer

loans

are

highly

sensitive

to

unemployment.
The

range

of

forecast

paths

generated

in

the

calculation

of

the

weights

at

31

December

2020

is

much

wider

than

in

previous

periods

due

to

the
uncertainty

caused

by

COVID-19,

thus

the

Upside

and

Downside

scenarios

are

further

away

from

the

tails

of

the

distribution

than

previously,
resulting

in

a

more

even

spread

of

weights

than

at

31

December

2019.

The

economic

environment

remains

uncertain

and

future

impairment

charges

may

be

subject

to

further

volatility

(including

from

changes

to
macroeconomic

variable

forecasts)

depending

on

the

longevity

of

the

COVID-19

pandemic

and

related

containment

measures,

as

well

as

the
longer

term

effectiveness

of

central

bank,

government

and

other

support

measures.

The

tables

below

show

the

key

consensus

macroeconomic

variables

used

in

the

five

scenarios

(3

year

annual

paths),

the

probability

weights
applied

to

each

scenario

and

the

macroeconomic

variables

by

scenario

using

‘specific

bases’

i.e.

the

most

extreme

position

of

each

variable

in
the

context

of

the

scenario,

for

example,

the

highest

unemployment

for

downside

scenarios

and

the

lowest

unemployment

for

upside

scenarios.
5-year

average

tables

and

movement

over

time

graphs

provide

additional

transparency.
Annual

paths

show

quarterly

averages

for

the

year

(unemployment

and

base

rate)

or

change

in

the

year

(GDP

and

HPI).

Expected

worst

point

is
the

most

negative

quarter

in

the

relevant

3

year

period,

which

is

calculated

relative

to

the

start

point

for

GDP

and

HPI.

Risk

review
Risk

performance
Credit

risk
125

Barclays

PLC

2020

Annual

Report

on

Form

20-F
Baseline

average

macroeconomic

variables

used

in

the

calculation

of

ECL
2021 2022 2023
Expected

Worst
Point

As

at

31

December

2020

%

%
%

%
UK

GDP
a
6.3 3.3 2.6 1.2
UK

unemployment
b
6.7 6.4 5.8 7.4
UK

HPI
c
2.4 2.3 5.0 0.6
UK

bank

rate
- (0.1) - (0.1)
US

GDP
a
3.9 3.1 2.9 1.0
US

unemployment
d
6.9 5.7 5.6 7.5
US

HPI
e
2.8 4.7 4.7 0.7
US

federal

funds

rate
0.3 0.3 0.3 0.3
2020 2021 2022
Expected

Worst
Point

As

at

31

December

2019

%

%
%

%
UK

GDP
a
1.3 1.5 1.6 0.3
UK

unemployment
b
4.1 4.2 4.2 4.2
UK

HPI
c
1.9 3.1 3.6 0.3
UK

bank

rate
0.6 0.5 0.8 0.5
US

GDP
a
2.1 1.9 1.9 0.5
US

unemployment
d
3.6 3.9 4.0 4.0
US

HPI
e
3.4 2.9 2.8 1.0
US

federal

funds

rate
1.7 1.5 1.7 1.5
Downside

2

average

macroeconomic

variables

used

in

the

calculation

of

ECL
2021 2022 2023
Expected

Worst
Point

As

at

31

December

2020

%

%
%

%
UK

GDP
a
(3.9) 6.5 2.6 (11.0)
UK

unemployment
b
8.0 9.3 7.8 10.1
UK

HPI
c
(13.6) (10.8) 0.5 (23.0)
UK

bank

rate
(0.2) (0.2) (0.1) (0.2)
US

GDP
a
(2.4) 3.6 2.1 (6.0)
US

unemployment
d
13.4 11.9 10.1 13.7
US

HPI
e
(17.2) (0.7) 0.6 (17.8)
US

federal

funds

rate
0.3 0.3 0.3 0.3
2020 2021 2022
Expected

Worst
Point

As

at

31

December

2019

%

%
%

%
UK

GDP
a
1.3 1.5 1.6 0.3
UK

unemployment
b
4.1 4.2 4.2 4.2
UK

HPI
c
1.9 3.1 3.6 0.3
UK

bank

rate
0.6 0.5 0.8 0.5
US

GDP
a
2.1 1.9 1.9 0.5
US

unemployment
d
3.6 3.9 4.0 4.0
US

HPI
e
3.4 2.9 2.8 1.0
US

federal

funds

rate
1.7 1.5 1.7 1.5

Risk

review
Risk

performance
Credit

risk
126

Barclays

PLC

2020

Annual

Report

on

Form

20-F
Downside

1

average

macroeconomic

variables

used

in

the

calculation

of

ECL
2021 2022 2023
Expected

Worst
Point

As

at

31

December

2020

%

%
%

%
UK

GDP
a
0.1 6.6 3.2 (7.0)
UK

unemployment
b
7.3 8.0 6.9 8.4
UK

HPI
c
(6.7) (3.5) 1.7 (10.0)
UK

bank

rate
(0.1) (0.1) - (0.1)
US

GDP
a
0.4 3.6 2.3 (3.0)
US

unemployment
d
11.0 8.9 6.9 11.5
US

HPI
e
(5.9) 1.8 2.6 (5.9)
US

federal

funds

rate
0.3 0.3 0.3 0.3
2020 2021 2022
Expected

Worst
Point

As

at

31

December

2019

%

%
%

%
UK

GDP
a
0.6 0.3 0.6 0.1
UK

unemployment
b
4.7 5.7 5.7 5.8
UK

HPI
c
(2.6) (4.1) (1.7) (8.2)
UK

bank

rate
1.7 2.8 2.8 0.8
US

GDP
a
1.2 0.4 0.8 0.2
US

unemployment
d
4.0 5.1 5.3 5.4
US

HPI
e
1.2 0.5 0.8 0.5
US

federal

funds

rate
2.6 3.0 3.0 2.0
Upside

2

average

macroeconomic

variables

used

in

the

calculation

of

ECL
2021 2022 2023
Expected

Worst
Point

As

at

31

December

2020

%

%
%

%
UK

GDP
a
12.2 5.3 3.9 5.0
UK

unemployment
b
6.2 5.5 4.8 7.4
UK

HPI
c
6.6 10.4 10.8 1.1
UK

bank

rate
0.1 0.3 0.3 0.1
US

GDP
a
7.1 4.6 4.0 3.4
US

unemployment
d
5.5 4.3 4.1 6.1
US

HPI
e
8.8 9.1 8.9 1.7
US

federal

funds

rate
0.3 0.4 0.6 0.3
2020 2021 2022
Expected

Worst
Point

As

at

31

December

2019

%

%
%

%
UK

GDP
a
3.0 4.0 3.4 0.9
UK

unemployment
b
3.7 3.4 3.5 3.9
UK

HPI
c
6.8 10.8 9.9 1.0
UK

bank

rate
0.6 0.5 0.5 0.5
US

GDP
a
3.4 4.2 3.6 1.0
US

unemployment
d
3.3 3.0 3.0 3.5
US

HPI
e
7.4 7.6 7.2 1.6
US

federal

funds

rate
1.7 1.5 1.5 1.5

Risk

review
Risk

performance
Credit

risk
127

Barclays

PLC

2020

Annual

Report

on

Form

20-F
Upside

1

average

macroeconomic

variables

used

in

the

calculation

of

ECL
2021 2022 2023
Expected

Worst
Point

As

at

31

December

2020

%

%
%

%
UK

GDP
a
9.3 3.9 3.4 3.5
UK

unemployment
b
6.4 6.0 5.2 7.4
UK

HPI
c
4.6 6.1 6.1 0.8
UK

bank

rate
0.1 0.1 0.3 0.1
US

GDP
a
5.5 4.0 3.7 2.1
US

unemployment
d
6.0 4.8 4.6 6.7
US

HPI
e
6.8 6.7 6.3 1.4
US

federal

funds

rate
0.3 0.3 0.5 0.3
2020 2021 2022
Expected

Worst
Point

As

at

31

December

2019

%

%
%

%
UK

GDP
a
2.2 2.8 2.5 0.6
UK

unemployment
b
3.9 3.8 3.9 4.0
UK

HPI
c
5.0 7.0 6.8 0.7
UK

bank

rate
0.6 0.5 0.5 0.5
US

GDP
a
2.8 3.3 2.9 0.8
US

unemployment
d
3.5 3.6 3.7 3.7
US

HPI
e
5.1 4.7 4.4 1.4
US

federal

funds

rate
1.7 1.5 1.5 1.5
Notes
a

Average

Real

GDP

seasonally

adjusted

change

in

year;

expected

worst

point

is

the

minimum

growth

relative

to

Q420

(2019:

Q419)

based

on

a

12

quarter

period.
b

Averag

e

UK

unemployment

rate

16-year+;

expected

worst

point

is

the

highest

rate

in

the

12

quarter

period

starting

Q121

(2019:

Q120).
c

Change

in

year

end

UK

HPI

=

Halifax

All

Houses,

All

Buyers

index,

relative

to

prior

year

end;

worst

point

is

based

on

minimum

growth

relative

to

Q420

(2019:

Q419)

based

on
a

12

quarter

period

.
d

Average

US

civi

lian

unemployment

rate

16

-year+;

expected

worst

point

is

the

highest

rate

in

the

12

quarter

period

starting

Q121

(2019:

Q120).
e

Change

in

year

end

US

HPI

=

FHFA

house

price

index,

relative

to

prior

year

end;

worst

point

is

based

on

minimum

growth

relative

to

Q420

(2019:

Q419)

based

on

a

12
quarter

period.
Scenario

probability

weighting

(audited)
Upside

2
Upside

1
Baseline
Downside

1
Downside

2

%

%

%

%

%
As

at

31

December

2020
Scenario

probability

weighting
20.2 24.2 24.7 15.5 15.4
As

at

31

December

2019
Scenario

probability

weighting
10.1 23.1 40.8 22.7 3.3
Specific

bases

shows

the

most

extreme

position

of

each

variable

in

the

context

of

the

scenario,

for

example,

the

highest

unemployment

for
downside

scenarios,

average

unemployment

for

baseline

scenarios

and

lowest

unemployment

for

upside

scenarios.

GDP

and

HPI

downside
and

upside

scenario

data

represents

the

lowest

and

highest

points

relative

to

the

start

point

in

the

20

quarter

period.

Risk

review
Risk

performance
Credit

risk
128

Barclays

PLC

2020

Annual

Report

on

Form

20-F
Macroeconomic

variables

used

in

the

calculation

of

ECL

(specific

bases)
a

(audited)
Upside

2
Upside

1
Baseline
Downside

1
Downside

2

%

%

%

%

%
As

at

31

December

2020
UK

GDP
b
14.2 8.8 0.7 (22.1) (22.1)
UK

unemployment
c
4.0 4.0 5.7 8.4 10.1
UK

HPI
d
48.2 30.8 3.6 (4.5) (18.3)
UK

bank

rate
c
0.1 0.1 - 0.6 0.6
US

GDP
b
15.7 12.8 1.6 (10.6) (10.6)
US

unemployment
c
3.8 3.8 6.4 13.0 13.7
US

HPI
d
42.2 30.9 3.8 (3.7) (15.9)
US

federal

funds

rate
c
0.1 0.1 0.3 1.3 1.3
As

at

31

December

2019
UK

GDP
b
15.4 11.7 1.5 0.2 (4.6)
UK

unemployment
c
3.4 3.8 4.1 5.8 8.8
UK

HPI
d
41.1 28.8 2.8 (6.3) (31.1)
UK

bank

rate
c
0.5 0.5 0.7 2.8 4.0
US

GDP
b
17.9 14.9 2.1 0.5 (3.0)
US

unemployment
c
3.0 3.5 3.9 5.4 8.5
US

HPI
d
35.8 23.7 3.2 0.3 (16.7)
US

federal

funds

rate
c
1.5 1.5 1.8 3.0 3.5
Average

basis

represents

the

average

quarterly

value

of

variables

in

the

20

quarter

period

with

GDP

and

HPI

based

on

yearly

average

and
quarterly

CAGRs

respectively.
Macroeconomic

variables

used

in

the

calculation

of

ECL

(5-year

averages)
a

(audited)
Upside

2
Upside

1
Baseline
Downside

1
Downside

2

%

%

%

%

%
As

at

31

December

2020
UK

GDP
e
2.5 1.6 0.7 0.1 (0.9)
UK

unemployment
f
5.0 5.3 5.7 6.5 7.2
UK

HPI
g
8.2 5.5 3.6 (0.2) (3.6)
UK

bank

rate
f 0.3 0.2 - - (0.1)
US

GDP
e
2.9 2.4 1.6 0.8 0.1
US

unemployment
f
5.3 5.7 6.4 8.3 10.4
US

HPI
g
7.3 5.5 3.8 0.8 (3.0)
US

federal

funds

rate
f 0.5 0.5 0.3 0.3 0.3
As

at

31

December

2019
UK

GDP
e 2.9 2.2 1.5 0.8 (0.6)
UK

unemployment
f
3.6 3.9 4.1 5.1 7.0
UK

HPI
g 7.1 5.2 2.8 (1.1) (6.9)
UK

bank

rate
f 0.6 0.6 0.7 2.1 3.1
US

GDP
e 3.4 2.9 2.1 1.3 (0.1)
US

unemployment
f
3.2 3.7 3.9 4.7 6.6
US

HPI
g 6.3 4.3 3.2 1.6 (3.4)
US

federal

funds

rate
f 1.7 1.7 1.8 2.8 3.2

Notes
a

UK

GDP

=

Real

GDP

growth

seasonally

adjusted;

UK

unemployment

=

UK

unemployment

rate

16-year+;

UK

HPI

=

Halifax

All

Houses,

All

Buyers

Index;

US

GDP

=

Real

GDP
growth

seasonally

adjusted;

US

unemployment

=

US

civilian

unemployment

rate

16-

year+;

US

HPI

=

FHFA

house

price

index.

b

Maximum

growth

relative

to

Q419

(2019:

Q418),

based

on

20

quarter

period

in

Upside

scenarios;

5-year

yearly

average

CAGR

in

Baseline;

minimum

growth

relative

to

Q419
(2019:

Q418),

based

on

20

quarter

period

in

Downside

scenarios.
c

Lowest

quarter

in

Upside

scenarios;

5-year

average

in

Baseline;

highest

quarter

in

Downside

scenarios.

Period

based

on

20

quarters

from

Q120

(2019:

Q119)
d

Maximum

growth

relative

to

Q419

(2019:

Q418),

based

on

20

quarter

period

in

Upside

scenarios;

5-year

quarter

end

CAGR

in

Baseline;

minimum

growth

relative

to

Q419
(2019:

Q418),

based

on

20

quarter

period

in

Downside

scenarios.
e

5-year

yearly

average

CAGR,

starting

2019

(2019:

2018)
f

5-year

average,

Period

based

on

20

quarters

from

Q120

(2019:

Q119

)
g

5-year

quarter

end

CAGR,

starting

Q419

(2019:

Q418)
2019

data

presented

on

a

revised,

simplified

basis

for

ease

of

comparison.

Risk

review
Risk

performance
Credit

risk
129

Barclays

PLC

2020

Annual

Report

on

Form

20-F
The

graphs

below

plot

the

historical

data

for

GDP

growth

rate

and

unemployment

rate

in

the

UK

and

US

as

well

as

the

forecasted

data

under
each

of

the

five

scenarios.

GDP

growth

based

on

year

on

year

growth

each

quarter

(Q/(Q-4))
ECL

under

100%

weighted

scenarios

for

modelled

portfolios

(audited)
The

table

below

shows

the

ECL

assuming

scenarios

have

been

100%

weighted.

Model

exposures

are

allocated

to

a

stage

based

on

the
individual

scenario

rather

than

through

a

probability-weighted

approach

as

required

for

Barclays

reported

impairment

allowances.

As

a

result,

it
is

not

possible

to

back

solve

to

the

final

reported

weighted

ECL

from

the

individual

scenarios

as

a

balance

may

be

assigned

to

a

different

st

age
dependent

on

the

scenario.

Model

exposure

uses

exposure

at

default

(EAD)

values

and

is

not

directly

comparable

to

gross

exposure

used

in
prior

disclosures.

For

Credit

cards,

unsecured

loans

and

other

retail

lending,

an

average

EAD

measure

is

used

(12

month

or

lifetime,

depending
on

stage

allocation

in

each

scenario).

Therefore,

the

model

exposure

movement

into

Stage

2

is

higher

than

the

corresponding

Stage

1
reduction.
All

ECL

using

a

m

odel

is

included,

with

the

exception

of

Treasury

assets

(£13m

of

ECL),

providing

additional

coverage

as

compared

to

the

2019
year-end

disclosure.

Non-modelled

exposures

and

ma

nagement

adjustments

are

excluded.

Management

adjustments

can

be

found

in

the
Management

adjustments

to

models

for

impairment

section.
Model

exposures

allocated

to

Stage

3

do

not

change

in

any

of

the

scenarios

as

the

transition

criteria

relies

only

on

observable

evidence

of
default

as

at

31

December

2020

and

not

on

macroeconomic

scenarios.
The

Downside

2

scenario

represents

a

severe

global

recession

with

substantial

falls

in

both

UK

and

US

GDP.

Unemployment

in

UK

markets
rises

towards

10%

and

US

markets

rises

towards

14%

and

there

are

substantial

falls

in

asset

prices

including

housing.

Under

the

Downside

2
scenario,

model

exposure

moves

between

stages

as

the

economic

environment

weakens.

This

can

be

seen

in

the

movement

of

£27bn

of

model
exposure

into

Stage

2

between

the

Weighted

and

Downside

2

scenario.

ECL

increases

in

Stage

2

predominantly

due

to

unsecured

portfolios

as
economic

conditions

deteriorate.

Risk

review
Risk

performance
Credit

risk
130

Barclays

PLC

2020

Annual

Report

on

Form

20-F
Scenarios
As

at

31

December

2020
Weighted
Upside

2
Upside

1
Baseline
Downside

1
Downside

2
Stage

1

Model

Exposure

(£m)
Home

loans
131,422 134,100 133,246 132,414 130,547 128,369
Credit

cards,

unsecured

loans

and

other

retail

lending
51,952 53,271 52,932 51,995 50,168 48,717
Wholesale

loans
149,099 155,812 154,578 152,141 144,646 131,415
Stage

1

Model

ECL

(£m)
Home

loans
6 4 5 6 14 42
Credit

cards,

unsecured

loans

and

other

retail

lending
392 316 340 372 415 415
Wholesale

loans
262 242 258 249 278 290
Stage

1

Coverage

(%)
Home

loans
- - - - - -
Credit

cards,

unsecured

loans

and

other

retail

lending
0.8 0.6 0.6 0.7 0.8 0.9
Wholesale

loans
0.2 0.2 0.2 0.2 0.2 0.2
Stage

2

Model

Exposure

(£m)
Home

loans
19,180 16,502 17,356 18,188 20,055 22,233
Credit

cards,

unsecured

loans

and

other

retail

lending
13,399 10,572 11,579 13,176 16,477 19,322
Wholesale

loans
32,677 25,963 27,198 29,635 37,130 50,361
Stage

2

Model

ECL

(£m)
Home

loans
37 31 32 33 42 63
Credit

cards,

unsecured

loans

and

other

retail

lending
2,207 1,618 1,837 2,138 2,865 3,564
Wholesale

loans
1,410 952 1,047 1,223 1,771 2,911
Stage

2

Coverage

(%)
Home

loans
0.2 0.2 0.2 0.2 0.2 0.3
Credit

cards,

unsecured

loans

and

other

retail

lending
16.5 15.3 15.9 16.2 17.4 18.4
Wholesale

loans
4.3 3.7 3.8 4.1 4.8 5.8
Stage

3

Model

Exposure

(£m)
Home

loans
1,778 1,778 1,778 1,778 1,778 1,778
Credit

cards,

unsecured

loans

and

other

retail

lending
2,585 2,585 2,585 2,585 2,585 2,585
Wholesale

loans
a 2,211 2,211 2,211 2,211 2,211 2,211
Stage

3

Model

ECL

(£m)
Home

loans
307 282 286 290 318 386
Credit

cards,

unsecured

loans

and

other

retail

lending
2,003 1,947 1,972 2,001 2,055 2,078
Wholesale

loans
a 146 128 134 141 157 184
Stage

3

Coverage

(%)
Home

loans
17.3 15.9 16.1 16.3 17.9 21.7
Credit

cards,

unsecured

loans

and

other

retail

lending
77.5 75.3 76.3 77.4 79.5 80.4
Wholesale

loans
a 6.6 5.8 6.1 6.4 7.1 8.3
Total

Model

ECL

(£m)
Home

loans
350 317 323 329 374 491
Credit

cards,

unsecured

loans

and

other

retail

lending
4,602 3,881 4,149 4,511 5,335 6,057
Wholesale

loans
a 1,818 1,322 1,439 1,613 2,206 3,385
Total

ECL
6,770 5,520 5,911 6,453 7,915 9,933

Note
a

Material

wholesale

loan

defaults

are

individually

assessed

across

different

recovery

strategies.

As

a

result,

ECL

of

£902m

is

reported

as

individually

assessed

i

mpairments

in
the

table

below.
Reconciliation

to

total

ECL
£m
Total

model

ECL
6,770
ECL

from

individually

assessed

impairments
902
ECL

from

non-modelled

and

other

management

adjustments
a 1,727
Total

ECL
9,399

Note
a

Includes

£1.4bn

of

post

model

adjustments

and

£0.3bn

ECL

from

non-modelled

exposures.
The

dispersion

of

results

around

the

Baseline

is

an

indication

of

uncertainty

around

the

future

projections.

The

disclosure

highlights

the

results
of

the

alternative

scenarios

enabling

the

reader

to

understand

the

extent

of

the

impact

on

exposure

and

ECL

from

the

upside/downside
scenarios.

Consequently,

the

use

of

five

scenarios

with

associated

weightings

results

in

a

total

weighted

ECL

uplift

from

the

Baseline

ECL

of
5%,

largely

driven

by

credit

card

losses

which

have

more

linear

loss

profiles

than

UK

home

loans

and

wholesale

loan

positions.

Risk

review
Risk

performance
Credit

risk
131

Barclays

PLC

2020

Annual

Report

on

Form

20-F
Home

loans:

Total

weighted

ECL

of

£350m

represents

a

6%

increase

over

the

Baseline

ECL

(£329m),

and

coverage

ratios

remain

steady
across

the

Upside

scenarios,

Baseline

and

Downside

1

scenario.

However,

total

ECL

increases

in

the

Downside

2

scenario

to

£491m,

driven

by
a

significant

fall

in

UK

HPI

(18.3%)

reflecting

the

non-linearity

of

the

UK

portfolio.

Credit

cards,

unsecured

loans

and

other

retail

lending:

Total

weighted

ECL

of

£4,602m

represents

a

2%

increase

over

the

Baseline

ECL
(£4,511

m)

reflecting

the

range

of

economic

scenarios

used,

mainly

impacted

by

Unemployment

and

other

key

retail

variables.

Total

ECL
increases

to

£6,057m

under

the

Downside

2

scenario,

mainly

driven

by

Stage

2,

where

coverage

rates

increase

to

18.4%

from

a

weighted
scenario

approach

of

16.5%

and

circa

£6bn

increase

in

model

exposure

that

meets

the

Significant

Increase

in

Credit

Risk

criteria

and

transitions
from

Stage

1

to

Stage

2.
Wholesale

loans:

Total

weighted

ECL

of

£1,818m

represents

a

13%

increase

over

the

Baseline

ECL

(£1,613m)

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
15,947 13,773 14,433 15,380 18,770 33,168
Stage

2

Model

ECL

(£m)
Home

loans
41 33 34 36 47 170
Credit

cards,

unsecured

loans

and

other

retail

lending
1,844 1,412 1,562 1,771 2,384 4,285
Wholesale

loans
414 285 323 374 579 1,427
Stage

2

Coverage

(%)
Home

loans
0.2 0.2 0.2 0.2 0.3 0.8
Credit

cards,

unsecured

loans

and

other

retail

lending
13.8 12.3 12.9 13.5 15.2 21.8
Wholesale

loans
2.6 2.1 2.2 2.4 3.1 4.3
Stage

3

Model

Exposure

(£m)
Home

loans
1,670 1,670 1,670 1,670 1,670 1,670
Credit

cards,

unsecured

loans

and

other

retail

lending
3,008 3,008 3,008 3,008 3,008 3,008
Wholesale

loans
a
1,489 1,489 1,489 1,489 1,489 1,489
Stage

3

Model

ECL

(£m)
Home

loans
268 262 264 266 272 316
Credit

cards,

unsecured

loans

and

other

retail

lending
2,198 2,154 2,174 2,195 2,235 2,292
Wholesale

loans
a
118 111 114 117 127 128
Stage

3

Coverage

(%)
Home

loans
16.0 15.7 15.8 15.9 16.3 18.9
Credit

cards,

unsecured

loans

and

other

retail

lending
73.1 71.6 72.3 73.0 74.3 76.2
Wholesale

loans
a
7.9 7.4 7.6 7.9 8.5 8.6
Total

Model

ECL

(£m)
Home

loans
315 299 303 307 326 505
Credit

cards,

unsecured

loans

and

other

retail

lending
4,547 4,056 4,231 4,461 5,130 7,105
Wholesale

loans
a
741 558 611 679 977 1,852
Total

ECL
5,603 4,913 5,145 5,447 6,433 9,462

Note
a

Material

wholesale

loan

defaults

are

individually

assessed

across

different

recovery

strategies.

As

a

result,

ECL

of

£419m

is

reported

as

individually

assessed

impairments

in
the

table

below.

Risk

review
Risk

performance
Credit

risk
132

Barclays

PLC

2020

Annual

Report

on

Form

20-F
Reconciliation

to

total

ECL
a
£m
Total

model

ECL
5,603
ECL

from

individually

assessed

impairments
419
ECL

from

non-modelled

and

other

management

adjustments
608
Total

ECL
6,630

Note
a

The

table

has

been

re-presented

to

separately

show

the

impact

of

individually

assessed

impairments

of

£419m.

This

was

included

in

the

Barclays

PLC

Annual

Report

2019
with

non-modelled

and

other

adjustments

of

£268m.

Non-

modelled

and

other

adjustments

are

now

disclosed

within

the

other

management

adjustments

category

of

£608m.
Staging

sensitivity

(audited)
An

increase

of

1%

(£3,510m)

of

total

gross

exposure

into

Stage

2

(from

Stage

1),

would

result

in

an

increase

in

ECL

impairment

allowance

of
£232m

based

on

applying

the

difference

in

Stage

2

and

Stage

1

average

impairment

coverage

ratios

to

the

movement

in

gross

exposure

(refer
to

Loans

and

advances

at

amortised

cost

by

product).

Risk

review
Risk

performance
Credit

risk
133

Barclays

PLC

2020

Annual

Report

on

Form

20-F
Analysis

of

the

concentration

of

credit

risk
A

concentration

of

credit

risk

exists

when

a

number

of

counterparties

are

located

in

a

common

geographical

region

or

are

engaged

in

similar
activities

and

have

similar

economic

characteristics

that

would

cause

their

ability

to

meet

contractual

obligations

to

be

similarly

affected

by
changes

in

economic

or

other

conditions.

The

Group

implements

limits

on

concentrations

in

order

to

mitigate

the

risk.

The

analyses

of

credit

risk
concentrations

presented

below

are

based

on

the

location

of

the

counterparty

or

customer

or

the

industry

in

which

they

are

engaged.

Further
detail

on

the

Group

policies

with

regard

to

managing

concentration

risk

is

presented

in

the

Barclays

PLC

Pillar

3

Report

2020

(unaudited).
Geographic

concentrations
As

at

31

December

2020,

the

geographic

concentration

of

the

Group’s

assets

remained

broadly

consistent

with

2019.

Exposure

is

concentrated
in

the

UK

39%

(2019:

40%),

in

the

Americas

33%

(2019:

34%)

and

Europe

21%

(2019:

20%).
Credit

risk

concentrations

by

geography

(audited)
United
Kingdom Americas Europe Asia
Africa

and
Middle

East
Total
£m £m £m £m £m £m
As

at

31

December

2020
On-balance

sheet:
Cash

and

balances

at

central

banks
66,459 36,063 69,963 17,987 655 191,127
Cash

collateral

and

settlement

balances
33,893 27,287 30,121 9,558 508 101,367
Loans

and

advances

at

amortised

cost
262,231 41,094 24,949 10,728 3,630 342,632
Reverse

repurchase

agreements

and

other

similar

secured

lending
10 152 373 8,285 211 9,031
Trading

portfolio

assets
9,829 31,000 17,107 5,948 946 64,830
Financial

assets

at

fair

value

through

the

income

statement
34,229 88,327 25,709 14,742 7,524 170,531
Derivative

financial

instruments
93,430 90,801 101,102 14,532 2,581 302,446
Financial

assets

at

fair

value

through

other

comprehensive

income
10,672 27,504 28,607 11,006 138 77,927
Other

assets
608 185 57 - - 850
Total

on-balance

sheet
511,361 342,413 297,988 92,786 16,193 1,260,741
Off-balance

sheet:
Contingent

liabilities
5,876 10,122 3,809 1,222 580 21,609
Loan

commitments
112,561 175,926 38,836 4,169 1,557 333,049
Total

off-balance

sheet
118,437 186,048 42,645 5,391 2,137 354,658
Total
629,798 528,461 340,633 98,177 18,330 1,615,399
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
458,595 283,267 239,628 63,434 10,130 1,055,054
Off-balance

sheet:
Contingent

liabilities
7,539 10,838 3,862 1,562 726 24,527
Loan

commitments
105,350 188,109 36,033 3,166 1,797 334,455
Total

off-balance

sheet
112,889 198,947 39,895 4,728 2,523 358,982
Total 571,484 482,214 279,523 68,162 12,653 1,414,036
Industry

concentrations
The

concentration

of

the

Group’s

assets

by

industry

remained

broadly

consistent

year

on

year.

As

at

31

December

2020,

total

assets
concentrated

in

banks

and

other

financial

institutions

was

40%

(2019:

36%),

predominantly

within

derivative

financial

instruments.

The
proportion

of

the

overall

balance

concentrated

in

governments

and

central

banks

was

21%

(2019:

19%),

cards,

unsecured

loans

and

other
personal

lending

was

10%

(2019:

10%)

and

in

home

loans

remained

stable

at

11

%

(2019:

12%).

Further

details

on

material

and

emerging

risks
can

be

found

on

pages

91

to

101.

Risk

review
Risk

performance
Credit

risk
134

Barclays

PLC

2020

Annual

Report

on

Form

20-F
Credit

risk

concentrations

by

industry

(audited)
Banks
Other
financial
insti-
tutions
Manu-
facturing
Const-
ruction
and

property
Govern-
ment

and
central
bank
Energy
and
water
Whole-
sale
and

retail
distri-
bution

and
leisure
Business
and
other
services
Home
loans
Cards,

unsecured
loans

and

other
personal

lending Other Total
£m £m £m £m £m £m £m £m £m £m £m £m
As

at

31

December

2020
On-balance

sheet:
Cash

and

balances

at
central

banks
56 84 - - 190,981 - - 6 - - - 191,127
Cash

collateral

and
settlement

balances

17,986 67,305 375 35 13,946 871 30 575 - - 244 101,367
Loans

and

advances

at
amortised

cost
8,133 22,062 8,142 26,125 28,445 4,722 12,569 19,538 159,647 41,312 11,937 342,632
Reverse

repurchase
agreements

and

other
similar

secured

lending
706 7,964 - - 361 - - - - - - 9,031
Trading

portfolio

assets
2,743 11,464 4,104 516 35,902 3,052 1,883 2,625 - - 2,541 64,830
Financial

assets

at

fair
value

through

the

income
statement
21,824 131,943 608 5,668 5,530 13 64 3,712 971 - 198 170,531
Derivative

financial
instruments
155,767 116,526 4,126 2,725 11,649 3,288 1,235 2,361 - - 4,769 302,446
Financial

assets

at

fair
value

through

other
comprehensive

income
18,829 5,843 1 425 51,955 - - 733 - - 141 77,927
Other

assets
439 224 6 12 1 10 18 98 - 34 8 850
Total

on-balance

sheet
226,483 363,415 17,362 35,506 338,770 11,956 15,799 29,648 160,618 41,346 19,838 1,260,741
Off-balance

sheet:
Contingent

liabilities
1,150 5,501 3,187 1,260 1,678 3,223 1,005 2,283 - 155 2,167 21,609
Loan

commitments
1,813 53,936 39,638 14,002 1,398 25,780 17,165 24,554 12,385 119,807 22,571 333,049
Total

off-balance

sheet
2,963 59,437 42,825 15,262 3,076 29,003 18,170 26,837 12,385 119,962 24,738 354,658
Total 229,446 422,852 60,187 50,768 341,846 40,959 33,969 56,485 173,003 161,308 44,576 1,615,399
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
3,159 55,858 45,697 15,061 3,685 33,195 15,783 25,763 10,060 124,950 25,771 358,982
Total 188,160 328,675 60,007 50,054 274,055 45,202 27,271 52,316 164,897 180,202 43,197 1,414,036

Risk

review
Risk

performance
Credit

risk
135

Barclays

PLC

2020

Annual

Report

on

Form

20-F
The

approach

to

management

and

representation

of

credit

quality
Asset

credit

quality

The

credit

quality

distribution

is

based

on

the

IFRS

9

12-month

probability

of

default

(PD)

at

the

reporting

date

to

ensure

comparability

with

other
ECL

disclosures

in

the

Expected

Credit

Losses

section.
The

following

internal

measures

are

used

to

determine

credit

quality

for

loans:
Default

Grade
Retail

and

Wholesale

lending
Probability

of

default
Credit

Quality

Description
1-3
0.0

to

<0.05%
Strong
4-5

0.05

to

<0.15%
6-8

0.15

to

<0.30%
9-11

0.30

to

<0.60%
12-14
0.60

to

<2.15%
Satisfactory
15-19
19

2.15

to

<10%
10

to

<11.35%
20-21
11.35

to

<100%
Higher

Risk
22 100%
Credit

Impaired
For

retail

clients,

a

range

of

analytical

tools

is

used

to

derive

the

probability

of

default

of

clients

at

inception

and

on

an

ongoing

basis.
For

loans

that

are

not

past

due,

these

descriptions

can

be

summarised

as

follows:
Strong:

there

is

a

very

high

likelihood

of

the

asset

being

recovered

in

full.
Satisfactory:

while

there

is

a

high

likelihood

that

the

asset

will

be

recovered

and

therefore,

of

no

cause

for

concern

to

the

Group,

the

asset

may
not

be

collateralised,

or

may

relate

to

unsecured

retail

facilities.

At

the

lower

end

of

this

grade

there

are

customers

that

are

being

more

carefully
monitored,

for

example,

corporate

customers

which

are

indicating

some

evidence

of

deterioration,

mortgages

with

a

high

loan

to

value,

and
unsecured

retail

loans

operating

outside

normal

product

guidelines.
Higher

risk:

there

is

concern

over

the

obligor’s

ability

to

make

payments

when

due.

However,

these

have

not

yet

converted

to

actual
delinquency.

There

may

also

be

doubts

over

the

value

of

collateral

or

security

provided.

However,

the

borrower

or

counterparty

is

continuing

to
make

payments

when

due

and

is

expected

to

settle

all

outstanding

amounts

of

principal

and

interest.
Loans

that

are

past

due

are

monitored

closely,

with

impairment

allowances

raised

as

appropriate

and

in

line

with

the

Group’s

impairment
policies.

Debt

securities
For

assets

held

at

fair

value,

the

carrying

value

on

the

balance

sheet

will

include,

among

other

things,

the

credit

risk

of

the

issuer.

Most

listed
and

some

unlisted

securities

are

rated

by

external

rating

agencies.

The

Group

mainly

uses

external

credit

ratings

provided

by

Standard

&
Poor’s,

Fitch

or

Moody’s.

Where

such

ratings

are

not

available

or

are

not

current,

the

Group

will

use

its

own

internal

ratings

for

the

securities.
Balance

sheet

credit

quality
The

following

tables

present

the

credit

quality

of

the

Group’s

assets

exposed

to

credit

risk.
Overview
As

at

31

December

2020,

the

ratio

of

the

Group’s

on-balance

sheet

assets

classified

as

strong

(0.0

to

<0.60%)

remained

stable

at

87%

(2019:
86%)

of

total

assets

exposed

to

credit

risk.

Further

analysis

of

debt

securities

by

issuer

and

issuer

type

and

netting

and

collateral

arrangements
on

derivative

financial

instruments

is

presented

in

the

Analysis

of

debt

securities

section

and

Analysis

of

derivatives

section.

Risk

review
Risk

performance
Credit

risk
136

Barclays

PLC

2020

Annual

Report

on

Form

20-F
Balance

sheet

credit

quality

(audited)
PD

range
Total
PD

range
Total
0.0

to
<0.60%
0.60

to
<11.35%
11.35

to
100%
0.0

to
<0.60%
0.60

to
<11.35%
11.35

to
100%
£m £m £m £m % % % %
As

at

31

December

2020
Cash

and

balances

at

central

banks
191,127 - - 191,127 100 - - 100
Cash

collateral

and

settlement

balances
90,633 10,725 9 101,367 89 11 - 100
Loans

and

advances

at

amortised

cost:
Home

loans
150,748 6,310 2,589 159,647 94 4 2 100
Credit

cards,

unsecured

and

other

retail

lending
15,870 22,427 2,516 40,813 39 55 6 100
Wholesale

loans
105,968 31,538 4,666 142,172 75 22 3 100
Total

loans

and

advances

at

amortised

cost
272,586 60,275 9,771 342,632 79 18 3 100
Reverse

repurchase

agreements

and

other

similar
secured

lending
9,019 12 - 9,031 100 - - 100
Trading

portfolio

assets:
Debt

securities
51,395 4,871 216 56,482 91 9 - 100
Traded

loans
704 5,107 2,537 8,348 9 61 30 100
Total

trading

portfolio

assets
52,099 9,978 2,753 64,830 81 15 4 100
Financial

assets

at

fair

value

through

the

income
statement:
Loans

and

advances
16,467 14,369 43 30,879 53 47 - 100
Debt

securities
1,126 521 46 1,693 66 31 3 100
Reverse

repurchase

agreements
95,376 41,566 674 137,616 70 30 - 100
Other

financial

assets
330 13 - 343 96 4 - 100
Total

financial

assets

at

fair

value

through

the
income

statement
113,299 56,469 763 170,531 67 33 - 100
Derivative

financial

instruments
282,617 19,352 477 302,446 94 6 - 100
Financial

assets

at

fair

value

through

other
comprehensive

income
77,919 8 - 77,927 100 - - 100
Other

assets
778 68 4 850 92 8 - 100
Total

on-balance

sheet
1,090,077 156,887 13,777 1,260,741 87 12 1 100
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
906,101 138,060 10,893 1,055,054 86 13 1 100

Risk

review
Risk

performance
Credit

risk
137

Barclays

PLC

2020

Annual

Report

on

Form

20-F
Credit

exposures

by

internal

PD

grade
The

below

tables

represents

credit

risk

profile

by

PD

grade

for

loans

and

advances

at

amortised

cost,

contingent

liabilities

and

loan
commitments.
Stage

1

higher

risk

assets,

presented

gross

of

associated

collateral

held,

are

of

weaker

credit

quality

but

have

not

significantly

deteriorated
since

origination.

Examples

would

include

leveraged

corporate

loans

or

non-prime

credit

cards.
IFRS

9

Stage

1

and

Stage

2

classification

is

not

dependent

solely

on

the

absolute

probability

of

default

but

on

elements

that

determine

a
Significant

Increase

in

Credit

Risk

(see

Note

7),

including

relative

movement

in

probability

of

default

since

initial

recognition.

There

is

therefore
no

direct

relationship

between

credit

quality

and

IFRS

9

stage

classification.
Credit

risk

profile

by

internal

PD

grade

for

loans

and

advances

at

amortised

cost

(audited)
Gross

carrying

amount
Allowance

for

ECL
Net
exposure
Coverage
ratio
Grading
PD

range
Credit

quality
description
Stage

1
Stage

2
Stage

3
Total
Stage

1
Stage

2
Stage

3
Total
% £m £m £m £m £m £m £m £m £m %
As

at

31

December

2020
1-3
0.0

to

<0.05%
Strong
82,312 3,095 - 85,407 6 35 - 41 85,366
-
4-5
0.05

to

<0.15%
Strong
101,309 9,715 - 111,024 34 25 - 59 110,965
0.1
6-8
0.15

to

<0.30%
Strong
30,697 6,263 - 36,960 47 64 - 111 36,849
0.3
9-11
0.30

to

<0.60%
Strong
34,601 5,093 - 39,694 120 168 - 288 39,406
0.7
12-14
0.60

to

<2.15%
Satisfactory
29,498 8,399 - 37,897 379 593 - 972 36,925
2.6
15-19
2.15

to

<10%
Satisfactory
8,125 9,136 - 17,261 302 1,283 - 1,585 15,676
9.2
19
10

to

<11.35%
Satisfactory
3,505 4,437 - 7,942 73 195 - 268 7,674
3.4
20-21
11.35

to

<100%
Higher

Risk
917 4,868 - 5,785 72 1,201 - 1,273 4,512
22.0
22 100%
Credit

Impaired
- - 8,997 8,997 - - 3,738 3,738 5,259
41.5
Total 290,964 51,006 8,997 350,967 1,033 3,564 3,738 8,335 342,632 2.4
As

at

31

December

2019
1-3
0.0

to

<0.05%
Strong
91,993 1,615 - 93,608 13 13 - 26 93,582
-
4-5
0.05

to

<0.15%
Strong
92,668 7,704 - 100,372 12 12 - 24 100,348
-
6-8
0.15

to

<0.30%
Strong
29,187 4,444 - 33,631 23 5 - 28 33,603
0.1
9-11
0.30

to

<0.60%
Strong
34,515 2,932 - 37,447 91 16 - 107 37,340
0.3
12-14
0.60

to

<2.15%
Satisfactory
35,690 4,341 - 40,031 210 187 - 397 39,634
1.0
15-19
2.15

to

<10%
Satisfactory
9,041 9,190 - 18,231 232 981 - 1,213 17,018
6.7
19
10

to

<11.35%
Satisfactory
5,235 3,629 - 8,864 62 104 - 166 8,698
1.9
20-21
11.35

to

<100%
Higher

Risk
937 4,379 - 5,316 64 1,055 - 1,119 4,197
21.0
22 100%
Credit

Impaired
- - 7,923 7,923 - - 3,228 3,228 4,695
40.7
Total 299,266 38,234 7,923 345,423 707 2,373 3,228 6,308 339,115 1.8

Risk

review
Risk

performance
Credit

risk
138

Barclays

PLC

2020

Annual

Report

on

Form

20-F
Credit

risk

profile

by

internal

PD

grade

for

contingent

liabilities

(audited)
a
Gross

carrying

amount
Allowance

for

ECL
Net
exposure
Coverage
ratio
Grading
PD

range
Credit

quality
description
Stage

1
Stage

2
Stage

3
Total
Stage

1
Stage

2
Stage

3
Total
% £m £m £m £m £m £m £m £m £m %
As

at

31

December

2020
1-3
0.0

to

<0.05%
Strong
6,178 189 - 6,367 1 - - 1 6,366
-
4-5
0.05

to

<0.15%
Strong
2,765 428 - 3,193 3 2 - 5 3,188
0.2
6-8
0.15

to

<0.30%
Strong
1,468 165 - 1,633 3 3 - 6 1,627
0.4
9-11
0.30

to

<0.60%
Strong
3,524 552 - 4,076 5 33 - 38 4,038
0.9
12-14
0.60

to

<2.15%
Satisfactory
2,712 546 - 3,258 8 25 - 33 3,225
1.0
15-19
2.15

to

<10%
Satisfactory
305 398 - 703 7 21 - 28 675
4.0
19
10

to

<11.35%
Satisfactory
264 423 - 687 17 83 - 100 587
14.6
20-21
11.35

to

<100%
Higher

Risk
40 769 - 809 - 61 - 61 748
7.5
22 100%
Credit

Impaired
- - 654 654 - - 10 10 644
1.5
Total 17,256 3,470 654 21,380 44 228 10 282
21,098
1.3
As

at

31

December

2019
1-3
0.0

to

<0.05%
Strong
6,947 118 - 7,065 3 - - 3 7,062
-
4-5
0.05

to

<0.15%
Strong
4,199 40 - 4,239 1 - - 1 4,238
-
6-8
0.15

to

<0.30%
Strong
2,953 103 - 3,056 1 - - 1 3,055
-
9-11
0.30

to

<0.60%
Strong
4,551 136 - 4,687 2 2 - 4 4,683
0.1
12-14
0.60

to

<2.15%
Satisfactory
2,529 654 - 3,183 7 8 - 15 3,168
0.5
15-19
2.15

to

<10%
Satisfactory
663 244 - 907 4 8 - 12 895
1.3
19
10

to

<11.35%
Satisfactory
421 172 - 593 9 9 - 18 575
3.0
20-21
11.35

to

<100%
Higher

Risk
117 282 - 399 - 30 - 30 369
7.5
22 100%
Credit

Impaired
- - 355 355 - - 5 5 350
1.4
Total 22,380 1,749 355 24,484 27 57 5 89
24,395
0.4
Credit

risk

profile

by

internal

PD

grade

for

loan

commitments

(audited)
a
Gross

carrying

amount
Allowance

for

ECL
Net
exposure
Coverage
ratio
Grading
PD

range
Credit

quality
description
Stage

1
Stage

2
Stage

3
Total
Stage

1
Stage

2
Stage

3
Total
% £m £m £m £m £m £m £m £m £m %
As

at

31

December

2020
1-3
0.0

to

<0.05%
Strong
60,525 5,525 - 66,050 4 2 - 6 66,044
-
4-5
0.05

to

<0.15%
Strong
74,860 6,322 - 81,182 12 16 - 28 81,154
-
6-8
0.15

to

<0.30%
Strong
51,255 6,719 - 57,974 17 47 - 64 57,910
0.1
9-11
0.30

to

<0.60%
Strong
43,650 6,950 - 50,600 17 72 - 89 50,511
0.2
12-14
0.60

to

<2.15%
Satisfactory
30,994 9,908 - 40,902 119 131 - 250 40,652
0.6
15-19
2.15

to

<10%
Satisfactory
5,702 4,971 - 10,673 27 113 - 140 10,533
1.3
19
10

to

<11.35%
Satisfactory
4,886 5,129 - 10,015 11 25 - 36 9,979
0.4
20-21
11.35

to

<100%
Higher

Risk
811 3,897 - 4,708 5 124 - 129 4,579
2.7
22 100%
Credit

Impaired
- - 1,676 1,676 - - 40 40 1,636
2.4
Total 272,683 49,421 1,676 323,780 212 530 40 782
322,998
0.2
As

at

31

December

2019
1-3
0.0

to

<0.05%
Strong
85,908 1,025 - 86,933 2 1 - 3 86,930
-
4-5
0.05

to

<0.15%
Strong
70,112 1,889 - 72,001 5 1 - 6 71,995
-
6-8
0.15

to

<0.30%
Strong
53,340 1,019 - 54,359 8 1 - 9 54,350
-
9-11
0.30

to

<0.60%
Strong
44,097 1,592 - 45,689 13 1 - 14 45,675
-
12-14
0.60

to

<2.15%
Satisfactory
36,112 3,955 - 40,067 30 26 - 56 40,011
0.1
15-19
2.15

to

<10%
Satisfactory
4,913 3,857 - 8,770 8 55 - 63 8,707
0.7
19
10

to

<11.35%
Satisfactory
3,662 2,106 - 5,768 4 7 - 11 5,757
0.2
20-21
11.35

to

<100%
Higher

Risk
616 1,993 - 2,609 - 21 - 21 2,588
0.8
22 100%
Credit

Impaired
- - 580 580 - - 50 50 530
8.6
Total 298,760 17,436 580 316,776 70 113 50 233
316,543
0.1

Note
a

Excludes

loan

commitments

and

financial

guarantees

of

£9.5bn

(2019:

£17.7

bn)

carried

at

fair

value.

Risk

review
Risk

performance
Credit

risk
139

Barclays

PLC

2020

Annual

Report

on

Form

20-F
Analysis

of

specific

portfolios

and

asset

types
This

section

provides

an

analysis

of

principal

portfolios

and

businesses,

in

particular,

home

loans,

credit

cards,

unsecured

loans

and

other

retail
lending.
Secured

home

loans
The

UK

home

loans

portfolio

comprises

first

lien

home

loans

and

accounts

for

93%

(2019:

92%)

of

the

Group’s

total

home

loan

balances.
Home

loans

principal

portfolios
Barclays

UK
As

at

31

December
2020 2019
Gross

loans

and

advances

(£m)
148,343 143,259
90

day

arrears

rate,

excluding

recovery

book

(%)
0.2 0.2
Annualised

gross

charge-off

rates

-

180

days

past

due

(%)
0.6 0.6
Recovery

book

proportion

of

outstanding

balances

(%)
0.6 0.5
Recovery

book

impairment

coverage

ratio

(%)
a
3.2
5.2

Note
a

2019

numbers

have

been

restated

to

factor

in

Wealth

accounts

to

align

with

2020

figures.
Within

the

UK

home

loans

portfolio:
◾

Gross

loans

and

advances

increased

by

£5.1bn

(3.6%)

following

increases

across

both

Residential

(3.1%)

and

Buy

to

Let

(BTL)

(6.6%)
books.

◾

Owner-occupied

interest-only

home

loans

comprised

22.1%

(2019:

23.4%)

of

total

balances.
◾

The

average

balance

weighted

LTV

on

owner

occupied

loans

dropped

to

49.9%

(2019:

50.2%).

The

primary

driver

of

the

decrease

in

the

LTV
of

the

portfolio

was

strong

UK

house

price

growth

through

2020

particularly

following

the

buoyant

purchase

market

in

Q3

and

Q4.

In

addition,
new

high

LTV

lending

was

greatly

reduced.
◾

BTL

home

loans

comprised

14.0%

(2019:

13.6%)

of

total

balances.

In

BTL,

the

average

balance

weighted

LTV

dropped

to

55.3%

(2019:
56.5%)

primarily

driven

by

positive

house

price

growth

in

2020.
Home

loans

principal

portfolios

-

distribution

of

balances

by

LTV
a
Distribution

of

balances
Distribution

of

impairment

allowance
Coverage

ratio
Stage

1
Stage

2
Stage

3
Total
Stage

1
Stage

2
Stage

3
Total
Stage

1
Stage

2
Stage

3
Total
Barclays

UK
% % % % % % % % % % % %
As

at

31

December

2020
<=75%
75.7 11.6 0.6 87.9 17.9 15.0 19.0 51.9 - 0.1 1.8 -
>75%

and

<=90%
10.8 0.8 - 11.6 9.7 14.8 7.6 32.1 0.1 1.2 16.0 0.2
>90%

and

<=100%
0.4 - - 0.4 0.8 1.5 2.2 4.5 0.1 2.6 35.7 0.7
>100%
0.1 - - 0.1 0.7 3.4 7.4 11.5 0.7 10.3 69.1 8.0
As

at

31

December

2019
<=75% 76.0 10.7 0.7 87.4 4.2 15.4 28.5 48.1 - 0.1 2.2 -
>75%

and

<=90%
10.4 0.7 - 11.1 2.7 11.5 12.6 26.8 - 0.9 19.7 0.1
>90%

and

<=100%
1.3 0.1 - 1.4 0.8 2.5 4.9 8.2 - 1.8 54.4 0.3
>100% 0.1 - - 0.1 0.2 4.1 12.6 16.9 0.2 8.7 107.4 9.0

Note
a

Portfolio

marked

to

market

based

on

the

most

updated

valuation

including

recovery

book

balances.

Updated

valuations

reflect

the

application

of

the

latest

HPI

available

as

at

31
December

2020.
Home

loans

principal

portfolios

-

average

LTV
Barclays

UK
As

at

31

December
2020 2019
Overall

portfolio

LTV(%):
Balance

weighted
50.7 51.1
Valuation

weighted
a
37.6 37.9
For

>100%

LTVs:
Balances

(£m)
129 160
Marked

to

market

collateral

(£m)
112
140
Average

LTV:

balance

weighted

(%)
138.2 133.5
Average

LTV:

valuation

weighted

(%)
120.6 119.7
Balances

in

recovery

book

(%)
10.8
10.0

Risk

review
Risk

performance
Credit

risk
140

Barclays

PLC

2020

Annual

Report

on

Form

20-F
Home

loans

principal

portfolios

-

new

lending
Barclays

UK
As

at

31

December
2020 2019
New

bookings

(£m)
22,776 25,530
New

home

loan

proportion

above

>90%

LTV

(%)
2.6 4.2
Average

LTV

on

new

home

loans:

balance

weighted

(%)
67.5 67.9
Average

LTV

on

new

home

loans:

valuation

weighted

(%)
a 59.6 59.8

Note
a

2019

numbers

have

been

restated

to

factor

in

Wealth

accounts

to

align

with

2020

figures.
New

bookings

reduced

by

10.8%

with

a

decrease

in

new

flows

across

both

portfolios:

6.1%

decrease

in

owner

occupied

and

34.8%

decrease

in
the

BTL

portfolio.

This

decrease

was

driven

by

supply

and

demand

effects

of

the

COVID-19

pandemic.

Demand

was

impacted

by

a

significant
shrinking

of

the

market

in

Q2

although

this

was

partially

offset

by

a

resurgent

Q3

and

Q4.

High

LTV

supply

was

reduced

by

credit

management
actions.
During

2020,

a

total

of

128k

payment

holidays

were

provided

to

customers.

At

31

December

2020,

the

book

value

of

the

portfolio

where

payment
holidays

remain

in

place

was

£2.2bn,

representing

1.5%

of

the

portfolio.
Head

Office:
Italian

home

loans

and

advances

at

amortised

cost

reduced

to

£5.7bn

(2019:

£6.0bn)

and

continue

to

run-off

since

new

bookings
ceased

in

2016.

The

portfolio

is

secured

on

residential

property

with

an

average

balance

weighted

mark

to

market

LTV

of

62.1%

(2019:

64.4%).
90-day

arrears

remained

broadly

stable

at

1.7%

(2019:

1.8%)

and

gross

charge-off

rate

increased

to

1.0%

(2019:

0.8%).
At

31

December

2020,
the

book

value

of

the

portfolio

where

payment

holidays

remain

in

place

was

£181.7m,

representing

3.2%

of

the

portfolio
Credit

cards,

unsecured

loans

and

other

retail

lending
The

principal

portfolios

listed

below

accounted

for

84%

(2019:

87%)

of

the

Group’s

total

credit

cards,

unsecured

loans

and

other

retail

lending.
Credit

cards,

unsecured

loans

and

other

retail

lending

principal

portfolios
Gross

loans

and
advances
30

day

arrears,
excluding
recovery

book
90

day

arrears,
excluding
recovery

book
Annualised
gross

write

-off
rate
Annualised

net
write

-off

rate
£m % % % %
As

at

31

December

2020
Barclays

UK
UK

cards
11,911 1.7 0.8 2.9 2.9
UK

personal

loans
4,591 2.3 1.2 3.4 3.1
Barclays

Partner

Finance
a
2,469 0.5 0.3 1.1 1.1
Barclays

International
US

cards
16,845 2.5 1.4 5.6 5.6
Germany

consumer

lending
3,458 1.9 0.8 1.2 1.1
As

at

31

December

2019
Barclays

UK
UK

cards
16,457 1.7 0.8 1.6 1.6
UK

personal

loans
6,139 2.1 1.0 3.2 2.9
Barclays

International
US

cards
22,041 2.7 1.4 4.5 4.4
Barclays

Partner

Finance
a 4,134 0.9 0.3 1.7 1.7
Germany

consumer

lending
b 3,683 1.8 0.7 1.1 1.0

Notes
a

On

1

April

2020,

the

Barclays

Partner

Finance

business

moved

from

Barclays

International

to

Barclays

UK.

The

2019

comparative

figures

have

not

been

restated.
b

2019

Germany

consumer

lending

numbers

have

been

restated

to

include

the

Fundy

unsecured

portfolio

and

other

adjustments

to

write

off

rates.
UK

cards:
30

and

90

day

arrears

rates

remained

stable

at

1.7%

and

0.8%

respectively,

despite

balances

reducing

by

c.£4.5bn.

Delinquency
rates

initially

increased

as

some

customers

missed

payments

prior

to

payment

holidays

being

initiated.

Subsequently

payment

holidays

and
government

support

schemes

were

introduced

which,

coupled

with

significantly

lower

spend

and

balance

growth

activities,

resulted

in
suppressed

flows

into

delinquency

cycles.

Upon

exit

from

payment

holidays

the

majority

of

customers

were

able

to

resume

making

payments.
During

2020,

a

total

of

178k

payment

holidays

were

provided

to

customers.

At

31

December

2020,

the

book

value

of

the

portfolio

where
payment

holidays

remain

in

place

was

£93m,

representing

0.8%

of

the

portfolio.
UK

personal

loans:
30

and

90

day

arrears

rates

both

increased

by

0.2%

to

2.3%

and

1.2%

respectively

driven

by

a

25%

reduction

in

overall
balances,

coupled

with

a

higher

flow

in

to

delinquency

of

customers

previously

granted

a

payment

holiday.

During

2020,

a

total

of

84k

payment
holidays

were

provided

to

customers.

At

31

December

2020,

the

book

value

of

the

portfolio

where

payment

holidays

remain

in

place

was
£85.4m,

representing

1.9%

of

the

portfolio.
Barclays

Partner

Finance:

30

day

arrears

rate

reduced

to

0.5%

(2019:

0.9%)

due

to

the

sale

of

the

motor

financing

business

and

the

impact

of
payment

holidays

however

the

vast

majority

of

these

were

exited

and

customers

resumed

making

payments.

A

total

of

17k

payment

holidays
were

provided

to

customers

and

18k

payment

holidays

were

provided

to

motor

financing

business

customers

in

the

year.

At

31

December

2020,
the

book

value

of

the

portfolio

where

payment

holidays

remain

in

place

was

£6.6m,

representing

0.3%

of

the

portfolio.

Risk

review
Risk

performance
Credit

risk
141

Barclays

PLC

2020

Annual

Report

on

Form

20-F
US

cards:

30

days

arrears

rate

decreased

to

2.5%

(2019:

2.7%)

due

to

government

support

schemes

and

payment

holidays

resulting

in

fewer
accounts

entering

into

delinquency.

90

day

arrears

rate

remained

stable

at

1.4%.

Write

-off

rates

were

in

line

with

seasonal

trends.

A

total

of
251k

payment

holidays

were

provided

to

customers

in

the

year.

At

31

December

2020,

the

book

value

of

the

portfolio

where

payment

holidays
remain

in

place

was

£54.7m,

representing

0.3%

of

the

portfolio.
Germany

consumer

lending:

Increases

in

30

and

90

days

arrears

rates

were

primarily

driven

by

the

drop

in

the

overall

balances.

A

total

of

9k
payment

holidays

were

provided

to

customers

in

the

year.

At

31

December

2020,

the

book

value

of

the

portfolio

where

payment

holidays

remain
in

place

was

£0.24m,

representing

0.01%

of

the

portfolio.
Exposure

to

UK

commercial

real

estate

(CRE)
The

UK

CRE

portfolio

includes

property

investment,

development,

trading

and

house

builders

but

excludes

social

housing

and

contractors.

UK

CRE

summary
2020
2019
As

at

31

December
UK

CRE

loans

and

advances

(£m)
9,969 9,051
Stage

3

balances

(£m)
384 254
Stage

3

balances

as

%

of

UK

CRE

balances

(%)
3.9 2.8
Impairment

allowances

(£m)
99 52
Stage

3

coverage

ratio

(%)
19.7 7.5
Total

collateral

(£m)
a 26,240 26,876

Year

ended

31

December
Impairment

charge

(£m)
47
6

Note
a

Based

on

the

most

recent

valuation

assessment.
Maturity

analysis

of

exposure

to

UK

CRE
Contractual

maturity

of

UK

CRE

loans

and

advances

at

amortised

cost
Stage

3
balances
Not

more

than
six

months
Over

six
months

but
not

more

than
one

year
Over

one

year
but

not

more
than

two
years
Over

two
years

but

not
more

than

five
years
Over

five
years

but

not
more

than

ten
years
Over

ten
years
Total

loans
and

advances
As

at

31

December
£m £m £m £m £m £m £m £m
2020
384 171 132 398 3,227 4,357 1,299 9,969
2019
254 146 111 377 3,088 3,687 1,388 9,051

Risk

review
Risk

performance
Credit

risk
142

Barclays

PLC

2020

Annual

Report

on

Form

20-F
Forbearance
Forbearance

measures

consist

of

concessions

towards

a

debtor

that

is

experiencing

or

about

to

experience

difficulties

in

meeting

their

financial
commitments

(‘financial

difficulties’).
Analysis

of

forbearance
programmes a
Gross

balances
Impairment

allowances
Stage

1
Stage

2
Stage

3
Total
Stage

1
Stage

2
Stage

3
Total
£m £m £m £m £m £m £m £m
As

at

31

December

2020
Barclays

UK
59 144 374 577 3 77 106 186
Barclays

International
1 2 350 353 - 1 198 199
Head

Office
- - 126 126 - - 18 18
Total

retail
60 146 850 1,056 3 78 322 403
Barclays

UK
- 48 534 582 - 3 54 57
Barclays

International
- 1,373 1,460 2,833 - 86 564 650
Head

Office
- - - - - - - -
Total

wholesale
- 1,421 1,994 3,415 - 89 618 707
Group

total
60 1,567 2,844 4,471 3 167 940 1,110
As

at

31

December

2019
Barclays

UK
- 147 298 445 - 35 92 127
Barclays

International
- 2 225 227 - 1 158 159
Head

Office
- - 130 130 - - 8 8
Total

retail
- 149 653 802 - 36 258 294
Barclays

UK
- 47 449 496 - 4 31 35
Barclays

International
- 918 1,016 1,934 - 37 226 263
Head

Office
- - - - - - - -
Total

wholesale
- 965 1,465 2,430 - 41 257 298
Group

total
- 1,114 2,118 3,232 - 77 515 592
Note
a

For

2020

year

end,

there

has

been

a

standardisation

of

the

definition

of

forbearance

across

the

Group.

2019

balances

have

not

been

restated.
Balances

on

forbearance

programmes

increased

38%

as

a

limited

range

of

clients

across

Corporate

and

Investment

Bank,

some

impacted

by
the

COVID-19

pandemic,

proceeded

through

restructuring.
Retail

balances

on

forbearance

increased

32%,

reflecting

an

increase

in

Barclays

UK

and

Barclays

International.
Wholesale

balances

subject

to

forbearance

rose

to

£3.4bn

(2019:

£2.4bn)

with

higher

exposure

in

Corporate

Bank

and

Investment

Bank

of
£624m

and

£312m

respectively.

Impairment

allowances

rose

to

£707m

(2019:

£298m)

following

a

small

number

of

material

single

name
charges

in

the

year.

Barclays

International

accounted

for

83%

of

wholesale

forbearance

with

corporate

cases

representing

82%

of

all

forborne
balances.

Risk

review
Risk

performance
Credit

risk
143

Barclays

PLC

2020

Annual

Report

on

Form

20-F
Retail

forbearance

programmes
Forbearance

on

the

Group’s

principal

retail

portfolios

is

presented

below.

The

principal

portfolios

account

for

100%

(2019:

100%)

of

total

retail
forbearance

balances.
Analysis

of

key

portfolios

in

forbearance

programmes
a
Gross

balances

on
forbearance
programmes
Marked

to
market

LTV
of
forbearance
balances:
balance
weighted
Marked

to
market

LTV

of
forbearance
balances:
valuation
weighted
Impairment
allowances
marked

against
balances

on
forbearance
programmes
Total

balances
on

forbearance
programmes
coverage

ratio
Total
%

of

gross
retail

loans
and
advances
£m % % % £m %
As

at

31

December

2020
Barclays

UK
UK

home

loans
135 0.1 40.2 29.0 2 1.4
UK

cards
384 3.2 n/a n/a 151 39.3
UK

personal

loans
54 1.2 n/a n/a 31 57.6
Barclays

partner

finance
b 4 0.1 n/a n/a 2 49.0
Barclays

International
US

cards
286 1.7 n/a n/a 155 54.2
Germany

consumer

lending
67 1.9 n/a n/a 44 65.0
Head

Office
Italian

home

loans
126 2.2 59.2 43.2 18 14.5
As

at

31

December

2019
Barclays

UK
UK

home

loans
137 0.1 42.7 31.0 - -
UK

cards
254 1.5 n/a n/a 97 38.2
UK

personal

loans
54 0.9 n/a n/a 30 55.3
Barclays

International
US

cards
183 0.8 n/a n/a 131 71.6
Barclays

partner

finance
b 3 0.1 n/a n/a 2 66.7
Germany

consumer

lending
37 1.0 n/a n/a 23 60.9
Head

Office
Italian

home

loans
130 2.2 60.6 44.9 8 5.9

Notes
a

For

2020

year

end,

there

has

been

a

standardisation

of

the

definition

of

forbearance

across

the

Group.

2019

balances

have

not

been

restated
b

On

1

April

2020,

the

Barclays

Partner

Finance

business

moved

from

Barclays

International

to

Barclays

UK.

The

2019

comparative

figures

have

not

been

restated.
UK

home

loans:
Forbearance

balances

reduced

to

£135m

(2019:

137m)

due

to

availability

of

payment

holidays

for

those

in

short

term

financial
difficulties

due

to

the

COVID-19

pandemic.

The

use

of

payment

holidays

does

not

necessitate

the

reclassification

of

assets

as

forborne.
UK

cards:
Gross

balances

on

forbearance

programmes

increased

to

£384m

(2019:

£254m)

due

to

increasing

numbers

of

customers

utilising
breathing

space

during

the

pandemic

and

£101m

due

to

the

impact

of

the

standardisation

of

the

definition

of

forbearance.

UK

personal

loans:
Gross

balances

on

forbearance

programmes

remained

stable

at

£54m

(2019:

£54m)

due

to

the

impact

of

customers
utilising

temporary

COVID-19

relief

instead

of

longer

term

forbearance

options

offset

by

£9m

due

to

the

impact

of

the

standardisation

of

the
definition

of

forbearance.
Barclays

Partner

Finance:
Gross

balances

on

forbearance

programmes

remained

broadly

stable.
US

cards:
Forbearance

balances

increased

to

£286m

(2019:

£183m)

due

to

the

impact

of

the

standardisation

of

the

definition

of

forbearance

of
£143m

partially

offset

by

the

impact

of

fewer

forbearance

enrolments.

Germany

consumer

lending:
Forbearance

balances

increased

to

£67m

(2019:

£37m)

due

to

the

impact

of

the

standardisation

of

the

definition
of

forbearance.
Italian

home

loans:
Forbearance

balances

reduced

to

£126m

(2019:

£130m)

due

to

a

natural

exit

from

forbearance

status

as

the

portfolio

is

in
run-off.

Risk

review
Risk

performance
Credit

risk
144

Barclays

PLC

2020

Annual

Report

on

Form

20-F
Wholesale

forbearance

programmes
The

tables

below

detail

balance

information

for

wholesale

forbearance

cases.
Analysis

of

wholesale

balances

in

forbearance

programmes
a
Gross

balances

on

forbearance
programmes
Impairment
allowances
marked

against
balances

on
forbearance
programmes
Total

balances
on

forbearance
programmes
coverage

ratio
Total

balances
%

of

gross
wholesale

loans
and

advances
£m % £m %
As

at

31

December

2020
Barclays

UK
582 1.6 57 9.8
Barclays

International
2,833 2.9 650 22.9
Total 3,415 2.5 707 20.7
As

at

31

December

2019
Barclays

UK
496 1.6 35 7.1
Barclays

International
1,934 1.9 263 13.6
Total 2,430 1.8 298 12.3

Note
a

For

2020

year

end,

there

has

been

a

standardisation

of

the

definition

of

forbearance

across

the

Group.

2019

balances

have

not

been

restated.
Analysis

of

debt

securities
Debt

securities

include

government

securities

held

as

part

of

the

Group’s

treasury

management

portfolio

for

liquidity

and

regulatory

purposes,
and

are

for

use

on

a

continuing

basis

in

the

activities

of

the

Group.
The

following

tables

provide

an

analysis

of

debt

securities

held

by

the

Group

for

trading

and

investment

purposes

by

issuer

type,

and

where

the
Group

held

government

securities

exceeding

10%

of

shareholders’

equity.

Further

information

on

the

credit

quality

of

debt

securities

is
presented

in

the

Balance

sheet

credit

quality

section.
Debt

securities
2020 2019
As

at

31

December
£m % £m %
Of

which

issued

by:

Governments

and

other

public

bodies
105,496 66.0 91,058 65.1
Corporate

and

other

issuers
39,733 24.9 39,231 28.1
US

agency
8,742 5.5 4,480 3.2
Mortgage

and

asset

backed

securities
5,745 3.6 5,084 3.6
Total 159,716 100.0 139,853 100.0
Government

securities
Fair

value
2020 2019
As

at

31

December
£m £m
United

States
30,363 32,145
United

Kingdom
23,873 28,010
Japan 16,258 6,679

Risk

review
Risk

performance
Credit

risk
145

Barclays

PLC

2020

Annual

Report

on

Form

20-F
Analysis

of

derivatives
The

tables

below

set

out

the

fair

values

of

the

derivative

assets

together

with

the

value

of

those

assets

subject

to

enforceable

counterparty
netting

arrangements

for

which

the

Group

holds

offsetting

liabilities

and

eligible

collateral.
Derivative

assets

(audited)
2020 2019
Balance

sheet
assets

Counterparty
netting
Net
exposure
Balance

sheet
assets

Counterparty
netting
Net
exposure
As

at

31

December
£m £m £m £m £m £m
Foreign

exchange
85,115 68,108 17,007
56,606 44,284 12,322
Interest

rate
172,334 128,072 44,262
142,468 106,589 35,879
Credit

derivatives
4,605 3,584 1,021
8,215 6,589 1,626
Equity

and

stock

index
38,972 32,183 6,789
20,806 17,517 3,289
Commodity

derivatives
1,420 1,133 287
1,141 1,019 122
Total

derivative

assets
302,446 233,080 69,366 229,236 175,998 53,238
Cash

collateral

held
43,291 33,411
Net

exposure

less

collateral
26,075 19,827
Derivative

asset

exposures

would

be

£276bn

(2019:

£209bn)

lower

than

reported

under

IFRS

if

netting

were

permitted

for

assets

and

liabilities
with

the

same

counterparty

or

for

which

the

Group

holds

cash

collateral.

Similarly,

derivative

liabilities

would

be

£276bn

(2019:

£212bn)

lower
reflecting

counterparty

netting

and

collateral

placed.

In

addition,

non-cash

collateral

of

£5bn

(2019:

£6bn)

was

held

in

respect

of

derivative
assets.

The

Group

received

collateral

from

clients

in

support

of

over

the

counter

derivative

transactions.

These

transactions

are

generally
undertaken

under

International

Swaps

and

Derivative

Association

(ISDA)

agreements

governed

by

either

UK

or

New

York

law.
The

table

below

sets

out

the

fair

value

and

notional

amounts

of

OTC

derivative

instruments

by

type

of

collateral

arrangement.
Derivatives

by

collateral

arrangement
2020 2019
Notional
contract
amount
Fair

value
Notional

contract
amount
Fair

value
Assets Liabilities Assets Liabilities
£m £m £m £m £m £m
Unilateral

in

favour

of

Barclays
Foreign

exchange
28,431 618 (532) 32,441 398 (422)
Interest

rate
6,580 982 (10) 5,202 859 (13)
Credit

derivatives
227 2
-

338 3 (1)
Equity

and

stock

index
860 17 (77) 158 5 (27)
Total

unilateral

in

favour

of

Barclays
36,098 1,619 (619) 38,139 1,265 (463)
Unilateral

in

favour

of

counterparty
Foreign

exchange
16,420 545 (1,003) 11,230 424 (1,206)
Interest

rate
36,973 3,524 (4,543) 44,360 3,094 (4,210)
Credit

derivatives
287
-

-

116
-

(1)
Equity

and

stock

index
451 146 (22) 494 298 (40)
Total

unilateral

in

favour

of

counterparty
54,131 4,215 (5,568)
56,200 3,816 (5,457)
Bilateral

arrangement
Foreign

exchange
5,154,176 79,337 (77,919) 4,484,380 51,571 (51,001)
Interest

rate
13,267,129 161,909 (155,453) 12,303,652 131,700 (128,096)
Credit

derivatives
365,757 3,348 (3,490) 390,790 5,034 (4,923)
Equity

and

stock

index
453,990 15,376 (18,399) 210,267 8,925 (11,178)
Commodity

derivatives
4,235 89 (100) 7,269 294 (210)
Total

bilateral

arrangement
19,245,287 260,059 (255,361) 17,396,358 197,524 (195,408)
Uncollateralised

derivatives
Foreign

exchange
269,417 4,277 (4,589) 379,741 4,117 (4,216)
Interest

rate
250,857 4,583 (2,131) 284,168 4,697 (1,668)
Credit

derivatives
18,629 324 (419) 8,142 216 (474)
Equity

and

stock

index
10,850 3,268 (7,596) 21,131 1,400 (4,540)
Commodity

derivatives
9
-

(10) 58 9 (46)
Total

uncollateralised

derivatives
549,762 12,452 (14,745) 693,240 10,439 (10,944)
Total

OTC

derivative

assets/(liabilities)
19,885,278 278,345 (276,293) 18,183,937 213,044 (212,272)

Risk

review
Risk

performance
Market

risk
146

Barclays

PLC

2020

Annual

Report

on

Form

20-F
Summary

of

contents
Page
Outlines

key

measures

used

to

summarise

the

market
risk

profile

of

the

bank

such

as

value

at

risk

(VaR).
◾

Market

risk

overview

and

summary

of

performance
146
The

Group

discloses

details

on

management
measures

of

market

risk.

Total

management

VaR
includes

all

trading

positions

and

is

presented

on

a
diversified

basis

by

risk

factor.

This

section

also

outlines

the

macroeconomic
conditions

modelled

as

part

of

the

Group’s

risk
management

framework.
◾

Traded

market

risk
◾

Review

of

management

measures
-

The

daily

average,

maximum

and

minimum

values

of

management
VaR
-

Business

scenario

stresses
146
146
146
147
All

disclosures

in

this

section

are

unaudited

unless

otherwise

stated.
Overview
This

section

contains

key

statistics

describing

the

market

risk

profile

of

the

Group.

The

market

risk

management

section

provides

a

description
of

management

VaR

.
Measures

of

market

risk

in

the

Group

and

accounting

measures
Traded

market

risk

measures

such

as

VaR

and

balance

sheet

exposure

measures

have

fundamental

differences:
◾

balance

sheet

measures

show

accruals-based

balances

or

marked

to

market

values

as

at

the

reporting

date;
◾

VaR

measures

also

take

account

of

current

marked

to

market

values,

but

in

addition

hedging

effects

between

positions

are

considered;
◾

market

risk

measures

are

expressed

in

terms

of

changes

in

value

or

volatilities

as

opposed

to

static

values.
For

these

reasons,

it

is

not

possible

to

present

direct

reconciliations

of

traded

market

risk

and

accounting

measures.
Summary

of

performance

in

the

period
Average

management

VaR

increased

to

£32m

in

2020

(2019:

£23m),

driven

by

an

increase

in

market

volatility

in

late

Q1

and

Q2

during

the
initial

phase

of

the

COVID-19

pandemic.

Management

VaR

stabilised

and

declined

in

the

second

half

of

the

year.
Traded

market

risk

review
Review

of

management

measures
The

following

disclosures

provide

details

on

management

measures

of

market

risk.

Refer

to

the

market

risk

management

section

of

the

Barclays
PLC

Pillar

3

Report

2020

(unaudited)

for

more

detail

on

management

measures

and

the

differences

when

compared

to

regulatory

measures.
The

table

below

shows

the

total

management

VaR

on

a

diversified

basis

by

risk

factor.

To

tal

management

VaR

includes

all

trading

positions

in
CIB

and

Treasury

and

it

is

calculated

with

a

one-day

holding

period.
Limits

are

applied

against

each

risk

factor

VaR

as

well

as

total

m

anagement

VaR,

which

are

then

cascaded

further

by

risk

managers

to

each
business.
The

daily

average,

maximum

and

minimum

values

of

management

VaR
Management

VaR

(95%,

one

day)

(audited)

2020 2019
Average High a Low a Average High a Low a
For

the

year

ended

31

December
£m £m £m £m £m £m
Credit

risk

20 38 10 12 17 8
Interest

rate

risk

10 17 6 6 11 3
Equity

risk

13 35 6 10 22 5
Basis

risk

10 16 7 8 11 6
Spread

risk

5 9 3 4 5 3
Foreign

exchange

risk

5 7 2 3 5 2
Commodity

risk

1 1 - 1 2 -
Inflation

risk

2 3 1 2 3 1
Diversification

effect
a
(34) n/a n/a (23) n/a n/a
Total

management

VaR
32 57 18 23 29 17

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
147

Barclays

PLC

2020

Annual

Report

on

Form

20-F
Group

Management

VaR

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

2020,

the

scenario

analyses

showed

that

the

largest

market

risk

related

impacts

would

be

due

to

a

severe

deterioration

in

financial

liquidity
and

an

associated

global

recession.

Risk

review
Risk

performance
Treasury

and

Capital

risk
148

Barclays

PLC

2020

Annual

Report

on

Form

20-F
Treasury

and

Capital

risk:

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
150
150
150
152
152
The

liquidity

pool

is

held

unencumbered

and

is
intended

to

offset

stress

outflows.
◾

Liquidity

pool
-

Composition

of

the

liquidity

pool
-

Liquidity

pool

by

currency
-

Management

of

the

liquidity

pool
-

Contingent

liquidity
153
153
153
153
153
The

basis

for

sound

liquidity

risk

management

is

a
funding

structure

that

reduces

the

probability

of

a
liquidity

stress

leading

to

an

inability

to

meet

funding
obligations

as

they

fall

due.
◾

Funding

structure

and

funding

relationships
-

Deposit

funding
-

Wholesale

funding
154
154
154
Provides

details

on

the

contractual

maturity

of

all
financial

instruments

and

other

assets

and

liabilities.
◾

Contractual

maturity

of

financial

assets

and

liabilities
157
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
-

Capital
-

Leverage
161
161
161
161
This

section

outlines

the

Group’s

capital

ratios,

capital
composition,

and

provides

information

on

significant
movements

in

CET1

capital

during

the

year.
◾

Analysis

of

capital

resources
-

Capital

ratios
-

Capital

resources
-

Movement

in

CET1

capital
163
163
163
164
This

section

outlines

risk

weighted

assets

by

risk

type,
business

and

macro

drivers.
◾

Analysis

of

risk

weighted

assets
-

Risk

weighted

assets

by

risk

type

and

business
-

Movement

analysis

of

risk

weighted

assets
165
165
165
This

section

outlines

the

Group’s

leverage

ratios,
leverage

exposure

composition,

and

provides
information

on

significant

movements

in

the

IFRS

and
leverage

balance

sheet.
◾

Analysis

of

leverage

ratios

and

exposures
-

Leverage

ratios

and

exposures
166
166
This

section

outlines

the

Group’s

Minimum
requirement

for

own

funds

and

Eligible

Liabilities
(MREL)

position

and

ratios.
◾

Minimum

Requirement

for

own

funds

and

Eligible

Liabilities

167
The

Group

discloses

the

two

sources

of

foreign
exchange

risk

that

it

is

exposed

to.
◾

Foreign

exchange

risk
-

Transactional

foreign

currency

exposure
-

Translational

foreign

exchange

exposure
-

Functional

currency

of

operations
168
168
168
168
A

review

focusing

on

the

UK

retirement

fund,

which
represents

the

majority

of

the

Group’s

total

retirement
benefit

obligation.
◾

Pension

risk

review
-

Assets

and

liabilities
-

IAS

19

position
-

Risk

measurement
169
169
169

Risk

review
Risk

performance
Treasury

and

Capital

risk
149

Barclays

PLC

2020

Annual

Report

on

Form

20-F
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
171
171
171

172

Risk

review
Risk

performance
Treasury

and

Capital

risk
150

Barclays

PLC

2020

Annual

Report

on

Form

20-F
Liquidity

risk
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

framework,

refer

to

page

194

to

197

of

the

Barclays

PLC

Pillar

3

Report

2020

(unaudited).
Summary

of

performance
The

liquidity

pool

at

£266bn

(December

2019:

£211

bn)

reflects

the

Group’s

prudent

approach

to

liquidity

management.

The

Liquidity

Coverage
Ratio

(LCR)

remained

well

above

the

100%

regulatory

requirement

at

162%

(December

2019:

160%),

equivalent

to

a

surplus

of

£99bn
(December

2019:

£78bn).

The

increase

in

the

liquidity

pool,

LCR

and

surplus

over

the

year

was

driven

by

a

16%

growth

in

deposits,

which

was
largely

a

consequence

of

government

and

central

bank

policy

response

to

the

COVID-19

pandemic.

The

reduction

in

Q420

reflects

actions
taken

to

manage

down

surplus

liquidity

proactively

as

the

prevailing

uncertainty

from

earlier

in

the

year

abated.
During

the

year,

the

Group

issued

£7.9bn

of

minimum

requirement

for

own

funds

and

eligible

liabilities

(MREL)

instruments

in

a

range

of

tenors
and

currencies.
Barclays

Bank

PLC

continued

to

issue

in

the

shorter-term

and

medium-term

markets

and

Barclays

Bank

UK

PLC

continued

to

issue

in

the
shorter-term

markets

and

maintains

an

active

secured

funding

programme.

This

funding

capacity

enables

the

respective

entities

maintain

their
stable

and

diversified

funding

bases.
The

Group’s

reliance

on

short-term

wholesale

funding,

as

measured

by

the

proportion

of

wholesale

funding

maturing

in

less

than

one

year

was
broadly

flat

year-on-year.

At

31

December

2020,

it

was

29%

(December

2019:

28%).
Key

metrics
Liquidity

Coverage

Ratio
162%
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

based

on

internal

liquidity

risk

assessments

and,

external

regulatory

requirements
namely

the

Capital

Requirements

Regulation

(CRR)

LCR

as

amended

by

CRR

II.
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

Risk

review
Risk

performance
Treasury

and

Capital

risk
151

Barclays

PLC

2020

Annual

Report

on

Form

20-F
Key

LRA

assumptions
For

the

year

ended

31

December

2020
Drivers

of

Liquidity

Risk
LRA

Combined

stress

–

key

assumptions
Wholesale

Secured

and

Unsecured
Funding

Risk
-

Zero

rollover

of

maturing

wholesale

unsecured

funding
-

Loss

of

repo

capacity

on

non-extremely

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

buy-backs,

swap

tear-ups

and

incresed

prime
brokerage

margin

debits
Funding

Concentration

Risk
-

Liquidity

held

against

largest

wholesale

funding

counterparty

refusing

to

roll
As

at

31

December

2020,

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

31
December

2020,

the

Group

remained

compliant

with

this

internal

metric.

Risk

review
Risk

performance
Treasury

and

Capital

risk
152

Barclays

PLC

2020

Annual

Report

on

Form

20-F
Liquidity

regulation
The

Group

monitors

its

position

against

the

LCR,

and

the

Net

Stable

Funding

Ratio

(NSFR)

as

defined

in

the

CRR,

as

amended

by

CRR

II
b .
The

LCR

is

designed

to

promote

short-term

resilience

of

a

bank’s

liquidity

risk

profile

by

holding

sufficient

High

Quality

Liquid

Assets

to

survive
an

acute

stress

scenario

lasting

for

30

days.

The

NSFR

has

been

developed

to

promote

a

sustainable

maturity

structure

of

assets

and

liabilities.
The

original

LCR

Delegated

Act

underwent

a

revision

in

April

2020
a
.

The

key

areas

which

were

updated

include

rules

around

the

recognition

of
securitisations

as

High

Quality

Liquid

Assets

(requiring

them

to

be

simple,

transparent

and

standardised)

as

well

as

an

update

to

the

stressed
inflow/outflow

rates

for

repurchase

agreements,

reverse

repurchase

agreements

and

collateral

swaps.

These

revisions

were

consistent

with

the
requirements

of

the

Basel

standards.
Detailed

NSFR

provisions

were

contained

in

CRR

II.

Barclays

expects

all

its

entities

in

scope

of

NSFR

requirements

to

be

compliant

at

their
respective

date

of

implementation.
Regulatory

developments

and

impact

of

the

UK’s

withdrawal

from

the

European

Union
LCR
The

European

Union

(Withdrawal)

Act

2018
c

ensures

“direct

EU

legislation”

operative

in

the

UK

immediately

before

“exit

day”

(31

December
2020)

continues

to

be

in

force

unless

otherwise

specified.

This

ensures

that

the

LCR

provisions

operative

in

the

UK

before

“exit

day”

contained
in

the

CRR

(as

amended

by

CRR

II)

and

LCR

Delegated

Act

continue

to

apply

in

the

UK

subject

to

the

temporary

transitional

powers

(TTP)
available

to

UK

regulators

to

delay

or

phase-in

on-shoring

changes.
The

relief

made

available

under

the

TTP

extends

to

the

recognition

of

EU

member

states’

sovereign

debt

as

Level

1

HQLA
d

up

to

31

March
2022

unless

the

relevant

equivalence

decision

is

made

earlier.
NSFR
The

NSFR

rules

were

not

operative

in

the

UK

prior

to

“exit

day”

and

therefore

they

were

not

automatically

on-shored

into

UK

domestic

law

and
the

UK

is

under

no

direct

obligation

to

align

to

the

requirements

contained

in

CRR

II.

Instead

the

NSFR

will

be

subject

to

implementation

by

the
UK’s

PRA.

In

November

2020

the

PRA

published

a

joint

statement

with

HM

Treasury

and

the

Financial

Conduct

Authority
e

that

the

implementation

of

the
outstanding

provisions

of

CRR

II

in

the

UK

would

be

moved

from

June

2021

to

January

2022.

The

PRA

intends

to

consult

during

the

course

of
2021

which

will

determine

how

closely

implementation

of

the

NSFR

in

the

UK

will

align

with

the

EU

requirements

of

CRR

II.
This

does

not

apply

to

Barclays

Bank

Ireland

(BBI)

which

remains

subject

to

the

NSFR

requirements

as

set

out

in

CRR

II

due

to

be

implemented
in

June

2021.
Notes
a

Commission

Delegated

Regulation

(EU)

2015/61

of

10

October

2014

to

supplement

Regulation

(EU)

No

575/2013

of

the

European

Parliament

and

Council

with

regard

to
liquidity

coverage

requirement

for

Credit

Institutions,

as

it

forms

part

of

domestic

law

by

virtue

of

section

3

of

the

European

Union

(Withdrawal)

Act

2018,

and

as

amended

from
time

to

time.
b

Capital

Requirements

Regulation

II

(CRRII

):

Regulation

(EU)

No

575/2013

as

amended

by

Regulation

(EU)

2019/87.
c

Section

3

of

the

European

Union

(Withdrawal)

Act

2018.
d

Part

15

of

“Capital

Requirements

Regulation:

Guidance

on

the

PRA’s

use

of

the

transitional

direction”.
e

Joint

statement

on

the

implementation

of

prudential

reforms

in

the

Financial

Services

Bill

.
Liquidity

coverage

ratio
The

external

LCR

requirement

is

prescribed

by

the

regulator

taking

into

account

the

relative

stability

of

different

sources

of

funding

and

potential
incremental

funding

requirements

in

a

stress.

2020 2019
As

at

31

December
£bn £bn
Eligible

liquidity

buffer
258 206
Net

stress

outflows
(159) (128)
Surplus 99 78
Liquidity

coverage

ratio
162% 160%
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
153

Barclays

PLC

2020

Annual

Report

on

Form

20-F
Liquidity

pool

The

Group

liquidity

pool

as

at

31

December

2020

was

£266bn

(2019:

£211

bn).

During

2020,

the

month-end

liquidity

pool

ranged

from

£218bn

to
£332bn

(2019:

£211

bn

to

£256bn),

and

the

mo

nth-end

average

balance

was

£287bn

(2019:

£235bn).

The

liquidity

pool

is

held

unencumbered
and

is

intended

to

offset

stress

outflows.

It

comprises

the

following

cash

and

unencumbered

assets.
Composition

of

the

Group

liquidity

pool

as

at

31

December

2020
Liquidity

pool
Liquidity

pool

of

which

CRR

LCR

eligible
c
2019
Cash
Level

1
Level

2A
Liquidity

pool
£bn £bn £bn £bn £bn
Cash

and

deposits

with

central

banks
a
197 192 - - 153
Government

bonds
b
AAA

to

AA-
31 - 29 1 31
A+

to

A-
13 - 6 7 2
BBB+

to

BBB-
1 - 1 - 3
Total

government

bonds
45 - 36 8 36
Other

Government

guaranteed

issuers,

PSEs

and

GSEs

10 - 8 1 9
International

organisations

and

MDBs
6 - 5 - 7
Covered

bonds

8 - 6 2
6
Other - - - - -
Total

other
24 - 19 3 22
Total

as

at

31

December

2020
266 192 55 11 211
Total

as

at

31

December

2019
211 150 50 3

Notes
a

Includes

cash

held

at

central

banks

and

surplus

cash

at

central

banks

related

to

payment

schemes.

Of

which

over

98%

(2019:

over

98%)

was

placed

with

the

Bank

of
England,

US

Federal

Reserve,

European

Central

Bank,

Bank

of

Japan

and

Swiss

National

Bank.
b

Of

which

over

78%

(2019:

over

79%)

comprised

UK,

US,

French,

German,

Japanese,

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

2020
60 50 80 76 266
Liquidity

pool

as

at

31

December

2019
52 42 67 50 211
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

31

December

2020,

64%

(2019:

67%)

of

the

liquidity

pool

was

located

in

Barclays

Bank

PLC,

23%

(2019:

20%)

in

Barclays

Bank

UK

PLC
and

7%

(2019:

6%)

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

m

arket-wide

or

combined

liquidity

stress,

liquidity

available

via

market

sources

could

be

severely

disrupted.

In
circumstances

where

market

liquidity

is

unavailable

or

available

only

at

significantly

elevated

prices,

the

Group

could

generate

liquidity

via
central

bank

facilities.

To

this

end,

as

at

31

December

2020,

the

Group

had

£99.2bn

(December

2019:

79.7bn)

of

assets

prepositioned

at
various

central

banks.

For

more

detail

on

the

Group’s

other

unencumbered

assets,

see

pages

221

to

223

of

the

Barclays

PLC

Pillar

3

Report

2020

(unaudited).

Risk

review
Risk

performance
Treasury

and

Capital

risk
154

Barclays

PLC

2020

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
2020 2019 2020 2019
Assets
£bn £bn
Liabilities
£bn £bn
Loans

and

advances

at

amortised

cost
a 335 335
Deposits

at

amortised

cost
481 416
Group

liquidity

pool
266 211
<1

Year

wholesale

funding
43 41
>1

Year

wholesale

funding
102 106
Reverse

repurchase

agreements,

trading

portfolio
assets,

cash

collateral

and

settlement

balances
376 298
Repurchase

agreements,

trading

portfolio

liabilities,
cash

collateral

and

settlement

balances
324 247
Derivative

financial

instruments
302 229
Derivative

financial

instruments
301 229
Other

assets
b 71 67
Other

liabilities
32 35
Equity 67 66
Total

assets
1,350 1,140
Total

liabilities
1,350 1,140

Notes
a

Adjusted

for

liquidity

pool

debt

securities

reported

at

amortised

costs

of

£8bn

(December

2019:

£4bn).
b

Other

assets

include

fair

value

assets

that

are

not

part

of

reverse

repurchase

agreements

or

trading

portfolio

assets,

and

other

asset

categories.
Deposit

funding

(audited)
2020 2019
Funding

of

loans

and

advances
Loans

and
advances

at
amortised

cost
Deposits

at
amortised

cost
Loan:

deposit
ratio a
Loan:

deposit
ratio
As

at

31

December

2020
£bn £bn % %
Barclays

UK
214 240 89% 96%
Barclays

International
123 241 51% 63%
Head

Office
6

-

Barclays

Group
343 481 71% 82%

Note
a

The

loan:

deposit

ratio

is

calculated

as

loans

and

advances

at

amortised

cost

divided

by

deposits

at

amortised

cost.
As

at

31

December

2020,

£209bn

(2019:

£181bn)

of

total

customer

deposits

were

insured

through

the

UK

Financial

Services

Compensation
Scheme

(FSCS)

and

other

similar

schemes.

In

addition

to

these

customer

deposits

£2bn

(2019:

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
provides

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

Risk

review
Risk

performance
Treasury

and

Capital

risk
155

Barclays

PLC

2020

Annual

Report

on

Form

20-F
The

Group

expects

to

continue

issuing

public

wholesale

debt

from

Barclays

PLC

(the

Parent

company),

in

order

to

maintain

compliance

with
indicative

MREL

requirements

and

maintain

a

stable

and

diverse

funding

base

by

type,

currency

and

market.

During

the

year,

the

Group

issued
£7.9bn

of

MREL

instruments

from

Barclays

PLC

(the

Parent

company)

in

a

range

of

different

currencies

and

tenors.
Barclays

Bank

PLC

continued

to

issue

in

the

shorter-term

and

medium-term

notes

markets

including

a

$1.75bn

two

year

senior

bond

issuance
in

May,

and

repurchased

a

$1.5bn

7.625%

Contingent

Capital

Notes

in

December.

Barclays

Bank

UK

PLC

continued

to

issue

in

the

shorter-
term

markets

and

maintains

an

active

secured

funding

program.

This

funding

capacity

enables

the

respective

entities

maintain

their

stable

and
diversified

funding

bases.
As

at

31

December

2020,

the

Group’s

total

wholesale

funding

outstanding

(excluding

repurchase

agreements)

was

£145.0bn

(2019:

£147.1bn),
of

which

£17.1bn

(2019:

£19.6bn)

was

secured

funding

and

£127.9bn

(2019:

£127.5bn)

unsecured

funding.

Unsecured

funding

includes
£54.8bn

(2019:

£51.1bn)

of

privately

placed

senior

unsecured

notes

issued

through

a

variety

of

distribution

channels

including

intermediaries
and

private

banks.
Wholesale

funding

of

£42.7bn

(2019:

£40.6bn

matures

in

less

than

one

year,

representing

29%

(December

2019:

28%)

of

total

wholesale
funding

outstanding.

This

includes

£20.3bn

(2019:

£16.3bn)

related

to

term

funding
b
.

Although

not

a

requirement,

the

liquidity

pool

exceeded

the
wholesale

funding

maturing

in

less

than

one

year

by

£223bn

(2019:

£170bn).
Barclays

Bank

Group

and

Barclays

Bank

UK

Group

also

support

various

central

bank

monetary

initiatives,

such

as

the

Bank

of

England’s

Term
Funding

Scheme

(TFS)

and

Term

Funding

Scheme

with

additional

incentives

for

SMEs

(TFSME),

and

the

European

Central

Bank’s

Targeted
Long-Term

Refinancing

Operations

(TLTRO)

.

These

are

reported

under

‘repurchase

agreements

and

other

similar

secured

borrowing’

on

the
balance

sheet.
In

2020,

Barclays

repaid

£11.2bn

of

TFS

drawings

early,

reducing

the

outstanding

drawn

balance

under

TFS

to

£1.4bn

as

at

31

December
2020.

Additionally,

£6.6bn

of

TFSME

and

£2.2bn

of

TLTRO

drawings

during

the

year

were

outstanding

at

the

year-end.
Maturity

profile

of

wholesale

funding
a,b
<1

month
1-3
months
3-6
months
6-12
months
<1

year
1-2

years
2-3

years
3-4

years
4-5

years
>5

years
Total
£bn £bn £bn £bn £bn £bn £bn £bn £bn £bn £bn
Barclays

PLC

(the

Parent

company)
Senior

unsecured

(Public

benchmark)
1.1 1.1 - 1.2 3.4 1.4 7.7 5.6 5.1 13.5 36.7
Senior

unsecured

(Privately

placed)
0.1 - - 0.1 0.2 - 0.2 0.2 - 0.7 1.3
Subordinated

liabilities
- - - - - - - 0.9 - 6.8 7.7
Barclays

Bank

PLC

(including
subsidiaries)
Certificates

of

deposit

and

commercial
paper - 5.4 3.1 5.6 14.1 0.5 0.1 - - - 14.7
Asset

backed

commercial

paper
1.4 5.0 0.7 - 7.1 - - - - - 7.1
Senior

unsecured

(Public

benchmark)
- 0.5 0.1 0.1 0.7 1.3 0.1 1.1 - 0.9 4.1
Senior

unsecured

(Privately

placed)
c 0.8 2.3 2.2 4.2 9.5 7.1 6.4 3.9 4.9 21.7 53.5
Asset

backed

securities
- - - 0.5 0.5 0.8 0.4 0.5 0.2 1.4 3.8
Subordinated

liabilities
1.4 0.2 3.2 0.3 5.1 2.2 - 0.1 - 1.2 8.6
Barclays

Bank

UK

PLC

(including
subsidiaries)
Certificates

of

deposit

and

commercial
paper - 0.9 0.2 0.1 1.2 - - - - - 1.2
Senior

unsecured

(Public

benchmark)
- - - - - - - - - 0.1 0.1
Covered

bonds
0.9 - - - 0.9 2.3 1.8 - - 1.2 6.2
Total

as

at

31

December

2020
5.7 15.4 9.5 12.1 42.7 15.6 16.7 12.3 10.2 47.5 145.0
Of

which

secured
2.3 5.0 0.7 0.5 8.5 3.1 2.2 0.5 0.2 2.6 17.1
Of

which

unsecured
3.4 10.4 8.8 11.6 34.2 12.5 14.5 11.8 10.0 44.9 127.9
Total

as

at

31

December

2019
4.5 11.6 9.4 15.1 40.6 19.8 12.1 15.1 11.6 47.9 147.1
Of

which

secured
1.6 5.3 2.3 0.5 9.7 0.9 2.5 2.4 0.9 3.2 19.6
Of

which

unsecured
2.9 6.3 7.1 14.6 30.9 18.9 9.6 12.7 10.7 44.7 127.5

Notes
a

The

composition

of

wholesale

funds

comprises

the

balance

sheet

reported

financial

liabilities

at

fair

value,

debt

securities

in

issue

and

subordinated

liabilities.

It

does

not
include

participation

in

the

central

bank

facilities

reported

within

repurchase

agreements

and

other

similar

secured

borrowing.
b

Term

funding

comprises

public

benchmark

and

privately

placed

senior

unsecured

notes,

covered

bonds,

asset

-backed

securities

and

subordinated

debt

where

the

original
maturity

of

the

instrument

was

more

than

one

year.
c

Includes

structured

notes

of

£45.4bn,

of

which

£8.7bn

matures

within

one

year.

Risk

review
Risk

performance
Treasury

and

Capital

risk
156

Barclays

PLC

2020

Annual

Report

on

Form

20-F
Currency

composition

of

wholesale

debt
As

at

31

December

2020,

the

proportion

of

wholesale

funding

by

major

currencies

was

as

follows:
Currency

composition

of

wholesale

funding
USD EUR GBP Other
% % % %
Certificates

of

deposit

and

commercial

paper
44 38 17 1
Asset

backed

commercial

paper
78 13 9 -
Senior

unsecured

(Public

benchmark)
57 21 15 7
Senior

unsecured

(Privately

placed)
71 12 7 10
Covered

bonds

/

Asset

backed

securities
34 29 37 -
Subordinated

liabilities
52 25 21 2
Total

as

at

31

December

2020
61 20 13 6
Total

as

at

31

December

2019
60 22 13 5
To

manage

cross

currency

refinancing

risk,

the

Group

manages

to

currency

mismatch

limits,

which

limit

risk

at

specific

maturities.

Risk

review
Risk

performance
Treasury

and

Capital

risk
157

Barclays

PLC

2020

Annual

Report

on

Form

20-F
Contractual

maturity

of

financial

assets

and

liabilities

The

table

below

provides

detail

on

the

contractual

maturity

of

all

financial

instruments

and

other

assets

and

liabilities.

Derivatives

(other

than
those

designated

in

a

hedging

relationship)

and

trading

portfolio

assets

and

liabilities

are

included

in

the

‘on

demand’

column

at

their

fair

value.
Liquidity

risk

on

these

items

is

not

managed

on

the

basis

of

contractual

maturity

since

they

are

not

held

for

settlement

according

to

such
maturity

and

will

frequently

be

settled

before

contractual

maturity

at

fair

value.

Derivatives

designated

in

a

hedging

relationship

are

included
according

to

their

contractual

maturity.
Contractual

maturity

of

financial

assets

and

liabilities

(audited)
As

at
31

December

2020
On
demand
Not

more
than

three
months
Over

three
months

but
not

more
than

six
months
Over

six
months

but
not

more
than

nine
months
Over

nine
months

but
not

more
than

one
year
Over

one
year

but

not
more

than
two

years
Over

two
years

but
not

more
than

three
years
Over

three
years

but
not

more
than

five
years
Over

five
years

but
not

more
than

ten
years
Over

ten
years Total
£m £m £m £m £m £m £m £m £m £m £m
Assets
Cash

and

balances

at
central

banks
190,347 182 598 - - - - - - - 191,127
Cash

collateral

and
settlement

balances
1,177 100,190 - - - - - - - - 101,367
Loans

and

advances

at
amortised

cost
14,098 11,970 8,388 4,956 5,234 25,392 22,133 36,286 47,944 166,231 342,632
Reverse

repurchase
agreements

and

other
similar

secured

lending
150 8,698 - - - - 183 - - - 9,031
Trading

portfolio

assets
127,950 - - - - - - - - - 127,950
Financial

assets

at

fair
value

through

the
income

statement
17,377 123,044 7,548 6,960 4,151 4,911 1,346 2,431 2,345 5,038 175,151
Derivative

financial
instruments 301,880 23 - - - 70 55 310 87 21 302,446
Financial

assets

at

fair
value

through

other
comprehensive

income
- 9,655 3,517 1,393 948 6,469 5,566 17,552 24,450 9,138 78,688
Other

financial

assets
357 451 19 22 - 1 - - - - 850
Total

financial

assets
653,336 254,213 20,070 13,331 10,333 36,843 29,283 56,579 74,826 180,428 1,329,242
Other

assets
20,272
Total

assets
1,349,514
Liabilities
Deposits

at

amortised
cost 410,894 41,468 15,886 5,073 3,082 2,264 625 601 764 379 481,036
Cash

collateral

and
settlement

balances
1,900 83,523 - - - - - - - - 85,423
Repurchase
agreements

and

other
similar

secured
borrowing 4 3,276 - - - 1,400 2,329 7,073 - 92 14,174
Debt

securities

in

issue
- 16,344 4,048 5,100 1,937 5,780 10,402 13,608 12,721 5,856 75,796
Subordinated

liabilities
- 1,589 3,209 294 - 2,192 14 989 6,915 1,139 16,341
Trading

portfolio
liabilities 47,405 - - - - - - - - - 47,405
Financial

liabilities
designated

at

fair

value
15,555 172,153 8,677 5,067 2,938 8,594 6,939 8,580 8,344 12,918 249,765
Derivative

financial
instruments 299,795 1 49 - - 79 67 185 196 403 300,775
Other

financial

liabilities
101 2,915 49 46 45 738 156 273 436 210 4,969
Total

financial
liabilities 775,654 321,269 31,918 15,580 8,002 21,047 20,532 31,309 29,376 20,997 1,275,684
Other

liabilities
6,948
Total

liabilities
1,282,632
Cumulative

liquidity
gap (122,318) (189,374) (201,222) (203,471) (201,140) (185,344) (176,593) (151,323) (105,873) 53,558 66,882

Risk

review
Risk

performance
Treasury

and

Capital

risk
158

Barclays

PLC

2020

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
Expected

maturity

date

may

differ

from

the

contractual

dates,

to

account

for:
◾

trading

portfolio

assets

and

liabilities

and

derivative

financial

instruments,

which

may

not

be

held

to

maturity

as

part

of

the

Group’s

trading
strategies
◾

corporate

and

retail

deposits,

reported

under

deposits

at

amortised

cost,

are

repayable

on

demand

or

at

short

notice

on

a

contractual

basis.

In
practice,

their

behavioural

maturity

is

typically

longer

than

their

contractual

maturity,

and

therefore

these

deposits

provide

stable

funding

for

the
Group’s

operations

and

liquidity

needs

because

of

the

broad

base

of

customers,

both

numerically

and

by

depositor

type
◾

loans

to

corporate

and

retail

customers,

which

are

included

within

loans

and

advances

at

amortised

cost

and

financial

assets

at

fair

value,

may
be

repaid

earlier

in

line

with

terms

and

conditions

of

the

contract
◾

debt

securities

in

issue,

subordinated

liabilities,

and

financial

liabilities

designated

at

fair

value,

may

include

early

redemption

features.

Risk

review
Risk

performance
Treasury

and

Capital

risk
159

Barclays

PLC

2020

Annual

Report

on

Form

20-F
Contractual

maturity

of

financial

liabilities

on

an

undiscounted

basis

The

table

below

presents

the

cash

flows

payable

by

the

Group

under

financial

liabilities

by

remaining

contractual

maturities

at

the

balance

sheet
date.

The

amounts

disclosed

in

the

table

are

the

contractual

undiscounted

cash

flows

of

all

financial

liabilities

(i.e.

nominal

values).
The

balances

in

the

below

table

do

not

agree

directly

to

the

balances

in

the

consolidated

balance

sheet

as

the

table

incorporates

all

cash

flows,
on

an

undiscounted

basis,

related

to

both

principal

as

well

as

those

associated

with

all

future

coupon

payments.
Derivative

financial

instruments

held

for

trading

and

trading

portfolio

liabilities

are

included

in

the

on

demand

column

at

their

fair

value.
Contractual

maturity

of

financial

liabilities

-

undiscounted

(audited)
On
demand
Not

more
than

three
months
Over

three
months

but
not

more
than

six
months
Over

six
months

but
not

more
than

one
year
Over

one
year

but

not
more

than
three

years
Over

three
years

but
not

more
than

five
years
Over

five
years

but
not

more
than

ten
years
Over

ten
years Total
£m £m £m £m £m £m £m £m £m
As

at

31

December

2020
Deposits

at

amortised

cost
410,894 41,468 15,886 8,156 2,893 599 768 385 481,049
Cash

collateral

and

settlement
balances 1,900 83,523 - - - - - - 85,423
Repurchase

agreements

and
other

similar

secured

borrowing
4 3,276 - - 3,729 7,089 - 154 14,252
Debt

securities

in

issue
- 16,368 4,058 7,061 16,684 14,715 14,882 9,852 83,620
Subordinated

liabilities
- 1,597 3,328 311 2,498 1,152 8,578 1,587 19,051
Trading

portfolio

liabilities
47,405 - - - - - - - 47,405
Financial

liabilities

designated

at
fair

value
15,555 172,186 8,683 8,007 15,604 8,586 8,369 20,835 257,825
Derivative

financial

instruments
299,795 1 49 - 147 187 204 443 300,826
Other

financial

liabilities
101 2,929 62 116 981 338 557 248 5,332
Total

financial

liabilities
775,654 321,348 32,066 23,651 42,536 32,666 33,358 33,504 1,294,783
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
631,133 252,919 28,457 26,944 53,245 29,885 32,586 33,385 1,088,554

Risk

review
Risk

performance
Treasury

and

Capital

risk
160

Barclays

PLC

2020

Annual

Report

on

Form

20-F
Maturity

of

off-balance

sheet

commitments

received

and

given
The

table

below

presents

the

maturity

split

of

the

Group’s

off-balance

sheet

commitments

received

and

given

at

the

balance

sheet

date.

The
amounts

disclosed

in

the

table

are

the

undiscounted

cash

flows

(i.e.

nominal

values)

on

the

basis

of

earliest

opportunity

at

which

they

are
available.
Maturity

analysis

of

off-balance

sheet

commitments

received

(audited)
On
demand
Not

more
than

three
months
Over

three
months
but

not
more

than
six

months
Over

six
months
but

not
more

than
nine
months
Over

nine
months
but

not
more

than
one

year
Over

one
year

but
not

more
than

two
years
Over

two
years

but
not

more
than

three
years
Over

three
years

but
not

more
than

five
years
Over

five
years

but
not

more
than

ten
years
Over

ten
years Total
£m £m £m £m £m £m £m £m £m £m £m
As

at

31

December
2020
Guarantees,

letters

of
credit

and

credit
insurance 26,368 86 37 68 8 18 14 47 40 25 26,711
Other

commitments
received 92 - - - - - - - - - 92
Total

off-balance

sheet
commitments

received
26,460 86 37 68 8 18 14 47 40 25 26,803
As

at

31

December
2019
Guarantees,

letters

of
credit

and

credit
insurance 13,091 106 22 81 - 11 12 21 12 34 13,390
Other

commitments
received 91 - - - - - - - - - 91
Total

off-balance

sheet
commitments

received
13,182 106 22 81 - 11 12 21 12 34 13,481
Maturity

analysis

of

off-balance

sheet

commitments

given

(audited)
On
demand
Not

more
than

three
months
Over

three
months
but

not
more

than
six
months
Over

six
months
but

not
more

than
nine
months
Over

nine
months
but

not
more

than
one

year
Over

one
year

but
not

more
than

two
years
Over

two
years

but
not

more
than

three
years
Over

three
years

but
not

more
than

five
years
Over

five
years

but
not

more
than

ten
years
Over

ten
years Total
£m £m £m £m £m £m £m £m £m £m £m
As

at

31

December
2020
Contingent

liabilities
21,307 213 57 6 1 25 - - - - 21,609
Documentary

credits
and

other

short-term
trade

related
transactions 1,084 1 1 - - - - - - - 1,086
Standby

facilities,

credit
lines

and

other
commitments 330,499 564 93 123 95 160 199 202 21 7 331,963
Total

off-balance

sheet
commitments

given
352,890 778 151 129 96 185 199 202 21 7 354,658
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
353,496 1,502 879 1,098 779 412 140 301 142 233 358,982

Risk

review
Risk

performance
Treasury

and

Capital

risk
161

Barclays

PLC

2020

Annual

Report

on

Form

20-F
Capital

risk
All

disclosures

in

this

section

are

unaudited

unless

otherwise

stated.
Overvie

w

The

CET1

ratio,

among

other

metrics,

is

a

measure

of

the

capital

strength

and

resilience

of

Barclays.

Maintenance

of

our

capital

resources

is
vital

in

order

to

meet

the

overall

regulatory

capital

requirement,

to

withstand

the

impact

of

the

risks

that

may

arise

under

normal

and

stressed
conditions,

and

to

cover

current

and

forecast

business

needs

and

associated

risks

to

provide

a

viable

and

sustainable

business

offering.
This

section

provides

an

overview

of

the

Group’s:

(i)

CET1

capital,

leverage

and

own

funds

and

eligible

liabilities

requirements;

(ii)

capital
resources;

(iii)

risk

weighted

assets

(RWAs);

(iv)

leverage

ratios

and

exposures;

and

(v)

own

funds

and

eligible

liabilities.
More

details

on

monitoring

and

managing

capital

risk

may

be

found

in

the

risk

management

sections

of

the

Barclays

PLC

Pillar

3

Report

2020
(unaudited).
Summary

of

performance

in

the

period
The

Group
continues

to

be

in

excess

of

overall

capital

requirements,

minimum

leverage

requirements

and

MREL

requirements.
The

CET1

ratio

increased

to

15.1%

(December

2019:

13.8%).
CET1

capital

increased

by

£5.5bn

to

£46.3bn

reflecting

resilient

capital

generation

through

£7.9bn

of

profit

before

tax,

excluding

credit
impairment

charges

of

£4.8bn,

and

a

£1.0bn

increase

due

to

the

cancellation

of

the

full

year

2019

dividend.

These

increases

were

partially
offset

by

£0.9bn

of

AT1

coupons

paid

and

the

announced

1.0p

full

year

2020

dividend.

The

CET1

capital

increase

also

reflects

regulatory
measures

for

IFRS

9

transitional

relief,

prudent

valuation

and

qualifying

software

assets.
RWAs

increased

by

£11.1

bn

to

£306.2bn

primarily

due

to

higher

market

volatility,

increased

client

activity

and

a

reduction

in

credit

quality

within
CIB,

partially

offset

by

lower

consumer

lending.
The

average

UK

leverage

ratio

increased

to

5.0%

(December

2019:

4.5%)

primarily

driven

by

the

increase

in

T1

capital.

The

average

leverage
exposure

increased

to

£1,147bn

(December

2019:

£1,143bn)

primarily

driven

by

an

increase

in

Securities

Financing

Transactions

(SFTs)

and
Trading

Portfolio

Assets

(TPAs)

largely

driven

by

an

increase

in

secured

lending

and

client

activity

within

CIB,

partially

offset

by

the

PRA’s

early
adoption

of

CRR

II

settlement

netting.
Key

metrics
Common

Equity

Tier

1

ratio
15.1%
Average

UK

leverage

ratio
5.0%
UK

leverage

ratio
5.3%
Own

funds

and

eligible

liabilities

ratio

as

a

percentage

of

CRR

leverage

exposures
a
8.2%
Own

funds

and

eligible

liabilities

ratio

as

a

percentage

of

RWAs
33.6%
Note
a

Fully

loaded

CRR

leverage

exposure

is

calculated

without

applying

the

transitional

arrangements

of

the

CRR

as

amended

by

CRR

II.
Minimum

capital

requirement

s
The

Group’s

Overall

Capital

Requirement

for

CET1

is

11.2

%

comprising

a

4.5%

Pillar

1

minimum,

a

2.5%

Capital

Conservation

Buffer

(CCB),

a
1.5%

Global

Systemically

Important

Institution

(G-SII)

buffer,

a

2.7%

Pillar

2A

requirement

and

a

0.0%

Countercyclical

Capital

Buffer

(CCyB).
The

Group’s

CCyB

is

based

on

the

buffer

rate

applicable

for

each

jurisdiction

in

which

the

Group

has

exposures.

On

11

March

2020,

the
Financial

Policy

Committee

(FPC)

set

the

CCyB

rate

for

UK

exposures

at

0%

with

immediate

effect.

The

buffer

rates

set

by

other

national
authorities

for

non-UK

exposures

are

not

currently

material.

Overall,

this

results

in

a

0.0%

CCyB

for

the

Group.

The

Group’s

Pillar

2A

requirement

as

per

the

PRA’s

Individual

Capital

Requirement

is

4.8%

of

which

at

least

56.25%

needs

to

be

met

with
CET1

capital,

equating

to

approximately

2.7%

of

RWAs.

The

Pillar

2A

requirement

is

subject

to

at

least

annual

review

and

has

been

set

as

a
nominal

capital

amount.

This

is

based

on

a

point

in

time

assessment

and

the

requirement

(when

expressed

as

a

proportion

of

RWAs)

will
change

depending

on

the

total

RWAs

at

each

reporting

period.

Minimum

leverage

requirements
The

Group

is

subject

to

a

leverage

ratio

requirement

of

3.8%

as

at

31

December

2020.

This

comprises

the

3.25%

minimum

requirement,

a

G-SII
additional

leverage

ratio

buffer

(G-SII

ALRB)

of

0.53%

and

a

countercyclical

leverage

ratio

buffer

of

0.0%.

Although

the

leverage

ratio

is
expressed

in

terms

of

T1

capital,

75%

of

the

minimum

requirement,

equating

to

2.4375%,

needs

to

be

met

with

CET1

capital.

In

addition,

the

G-
SII

ALRB

must

be

covered

solely

with

CET1

capital.

The

CET1

capital

held

against

the

0.53%

G-SII

ALRB

was

£6.0bn.

Risk

review
Risk

performance
Treasury

and

Capital

risk
162

Barclays

PLC

2020

Annual

Report

on

Form

20-F
Minimum

requirements

for

own

funds

and

eligible

liabilities
The

Group

is

required

to

meet

the

higher

of:

(i)

the

requirements

set

by

the

BoE

based

on

RWAs

and

the

higher

of

average

and

UK

leverage
exposures;

and

(ii)

the

requirements

in

CRR

as

amended

by

CRR

II

based

on

RWAs

and

CRR

leverage

exposures.

The

MREL

requirements
are

subject

to

phased

implementation

and

will

be

fully

implemented

by

1

January

2022.

On

19

January

2021

the

BoE

published

indicative

MREL

requirements

that

show

the

Group’s

highest

requirement

in

2022

will

be

7.70%

of

CRR
leverage

exposure,

based

on

30

September

2020

exposures.

The

BoE

is

currently

reviewing

the

MREL

calibration

and

intends

to

make

any
policy

changes

by

the

end

of

2021.

Separately,

the

FPC

intends

to

review

the

UK

leverage

framework

in

2021

and

this,

along

with

any

MREL
policy

changes,

may

result

in

a

different

MREL

requirement

from

1

January

2022

than

that

which

is

currently

proposed.

CET1

capital

cannot

be
counted

towards

both

MREL

and

the

capital

buffers,

meaning

that

the

buffers

will

effectively

be

applied

above

MREL

requirements.

Significant

regulatory

updates

in

the

period
Under

the

withdrawal

agreement

between

the

UK

and

the

EU,

the

11

-month

transition

period

expired

at

11pm

on

31

December

2020.

Any
references

to

CRR

as

amended

by

CRR

II

mean,

unless

otherwise

specified,

CRR

as

amended

by

CRR

II,

as

it

forms

part

of

UK

law

pursuant
to

the

European

Union

(Withdrawal)

Act

2018

and

subject

to

the

TTP

available

to

UK

regulators

to

delay

or

phase-in

on-shoring

changes

to

UK
regulatory

requirements

arising

at

the

end

of

the

transition

period

until

31

March

2022,

as

at

the

applicable

reporting

date.

Throughout

the

TTP
period,

the

BoE

and

PRA

are

expected

to

review

the

UK

legislation

framework

and

any

disclosures

made

by

the

Group

will

be

subject

to

any
resulting

guidance.

The

following

regulatory

updates

formed

part

of

CRR

as

amended

by

CRR

II

prior

to

31

December

2020

and

subsequently

form

part

of

UK

law
as

defined

above.
On

22

April

2020,

the

regulatory

technical

standards

on

prudent

valuation

were

amended

to

include

an

increase

to

diversification

factors

applied
to

certain

additional

valuation

adjustments.

The

amendments

temporarily

reduced

the

additional

value

adjustment

deduction

(PVA)

and

were
applied

until

31

December

2020

inclusive.
On

27

June

2020,

CRR

as

amended

by

CRR

II,

was

further

amended

to

accelerate

specific

CRR

II

measures

and

implement

a

new

IFRS

9
transitional

relief

calculation.

Previously

due

to

be

implemented

in

June

2021,

the

accelerated

measures

primarily

relate

to

non-deduction

of
prudently

valued

software

assets

from

CET1

capital,

the

CRR

leverage

calculation

to

include

additional

settlement

netting

and

limited

changes
to

the

calculation

of

RWAs.

For

UK

leverage

calculations,

the

PRA

early

adopted

the

CRR

II

settlement

netting

measure

in

April

2020.
The

IFRS

9

transitional

arrangements

have

been

extended

by

two

years

and

a

new

modified

calculation

has

been

introduced.

100%

relief

will
be

applied

to

increases

in

stage

1

and

stage

2

provisions

from

1

January

2020

throughout

2020

and

2021;

75%

in

2022;

50%

in

2023;

25%

in
2024

with

no

relief

applied

from

2025.

The

phasing

out

of

transitional

relief

on

the

“day

1”

impact

of

IFRS

9

as

well

as

increases

in

stage

1

and
stage

2

provisions

between

1

January

2018

and

31

December

2019

under

the

modified

calculation

remain

unchanged

and

continue

to

be
subject

to

70%

transitional

relief

throughout

2020;

50%

for

2021;

25%

for

2022

and

with

no

relief

applied

from

2023.
On

23

December

2020,

a

new

regulatory

technical

standard

on

the

prudential

treatment

of

qualifying

software

assets

was

adopted

into

EU

law
replacing

the

CET1

capital

deduction

with

prudential

amortisation

up

to

a

3-year

period.

Intangible

assets

that

are

no

longer

deducted

are
subject

to

100%

risk

weight

instead.

Following

its

stated

intention

to

consult,

on

12

February

2021

the

PRA

launched

a

consultation

on

certain

items

within

the

Basel

standards

that
remain

to

be

implemented

in

the

UK

as

well

as

setting

out

proposed

new

PRA

CRR

rules.

The

proposals

include

reverting

to

the

previous
treatment

of

100%

CET1

capital

deduction

for

qualifying

software

assets

by

the

end

of

2021,

meaning

the

benefit

in

the

CET1

ratio

is

likely

to

be
reversed

in

future

periods.

Risk

review
Risk

performance
Treasury

and

Capital

risk
163

Barclays

PLC

2020

Annual

Report

on

Form

20-F
Capital

resources
Capital

ratios
a,b,c
As

at

31

December
2020 2019
CET1
15.1%
13.8%
Tier

1

(T1)
19.0%
17.7%
Total

regulatory

capital
22.1%
21.6%
Capital

resources

(audited)
2020
2019
As

at

31

December
£m
£m
Total

equity

excluding

non-controlling

interests

per

the

balance

sheet
65,797 64,429
Less:

other

equity

instruments

(recognised

as

AT1

capital)
(11,172) (10,871)
Adjustment

to

retained

earnings

for

foreseeable

dividends

and

other

equity

coupons
(204) (1,096)
Other

regulatory

adjustments

and

deductions
Additional

value

adjustments

(PVA)
(1,146) (1,746)
Goodwill

and

intangible

assets
(6,914) (8,109)
Deferred

tax

assets

that

rely

on

future

profitability

excluding

temporary

differences
(595) (479)
Fair

value

reserves

related

to

gains

or

losses

on

cash

flow

hedges
(1,575) (1,002)
Gains

or

losses

on

liabilities

at

fair

value

resulting

from

own

credit
870 260
Defined

benefit

pension

fund

assets
(1,326) (1,594)
Direct

and

indirect

holdings

by

an

institution

of

own

CET1

instruments
(50) (50)
Adjustment

under

IFRS

9

transitional

arrangements
2,556 1,126
Other

regulatory

adjustments
55 (55)
CET1

capital
46,296 40,813
AT1

capital

Capital

instruments

and

related

share

premium

accounts
11,172
10,871
Qualifying

AT1

capital

(including

minority

interests)

issued

by

subsidiaries

646
687
Other

regulatory

adjustments

and

deductions
(80) (130)
AT1

capital
11,738
11,428
T1

capital
58,034 52,241
T2

capital
Capital

instruments

and

related

share

premium

accounts
7,836
7,650
Qualifying

T2

capital

(including

minority

interests)

issued

by

subsidiaries
1,893
3,984
Credit

risk

adjustments

(excess

of

impairment

over

expected

losses)
57
16
Other

regulatory

adjustments

and

deductions
(160) (250)
Total

regulatory

capital
67,660
63,641

Notes
a

CET1,

T1

and

T2

capital,

and

RWAs

are

calculated

applying

the

transitional

arrangements

of

the

CRR

as

amended

by

CRR

II.

This

includes

IFRS

9

transitional

arrangements
and

the

grandfathering

of

CRR

and

CRR

II

non-compliant

capital

instruments.
b

The

fully

loaded

CET1

ratio,

as

is

relevant

for

assessing

against

the

conversion

trigger

in

Barclays

PLC

AT1

securities,

was

14.3%,

with

£43.7bn

of

CET1

capital

and

£305.3bn
of

RWAs

calculated

without

applying

the

transitional

arrangements

of

the

CRR

as

amended

by

CRR

II.
c

The

Group’s

CET1

ratio,

as

is

relevant

for

assessing

against

the

conversion

trigger

in

Barclays

Bank

PLC

7.625%

Contingent

Capital

Notes,

was

15.1%.

For

this

calculation
CET1

capital

and

RWAs

are

calculated

applying

the

transitional

arrangements

under

the

CRR

as

amended

by

CRR

II,

including

the

IFRS

9

transitional

arrangements.

The
benefit

of

the

Financial

Servi

ces

Authority

(FSA)

October

2012

interpretation

of

the

transitional

provisions,

relating

to

the

implementation

of

CRD

IV,

expired

in

December
2017.

Risk

review
Risk

performance
Treasury

and

Capital

risk
164

Barclays

PLC

2020

Annual

Report

on

Form

20-F
Movement

in

CET1

capital
2020
£m
Opening

balance

as

at

1

January
40,813
Profit

for

the

period

attributable

to

equity

holders
2,383
Own

credit

relating

to

derivative

liabilities
29
Dividends

and

other

equity

coupons

paid

and

foreseen
35
Increase

in

retained

regulatory

capital

generated

from

earnings
2,447
Net

impact

of

share

schemes
115
Fair

value

through

other

comprehensive

income

reserve
192
Currency

translation

reserve
(473)
Other

reserves
(48)
Decrease

in

other

qualifying

reserves
(214)
Pension

remeasurements

within

reserves
(111)
Defined

benefit

pension

fund

asset

deduction
268
Net

impact

of

pensions
157
Additional

value

adjustments

(PVA)
600
Goodwill

and

intangible

assets
1,195
Deferred

tax

assets

that

rely

on

future

profitability

excluding

those

arising

from

temporary

differences
(116)
Adjustment

under

IFRS

9

transitional

arrangements
1,430
Other

regulatory

adjustments
(16)
Increase

in

regulatory

capital

due

to

adjustments

and

deductions
3,093
Closing

balance

as

at

31

December
46,296
CET1

capital

increased

£5.5bn

to

£46.3bn

(December

2019:

£40.8bn).
£2.4bn

of

capital

generated

from

profits,

and

a

£1.0bn

increase

due

to

the

cancellation

of

the

full

year

2019

dividend

were

partially

offset

by
£0.9bn

of

AT1

coupons

paid

and

£0.2bn

dividends

foreseen

for

the

announced

2020

full

year

dividend.

Other

significant

movements

in

the
period

were:
◾

A

£0.5bn

decrease

in

the

currency

translation

reserve

mainly

driven

by

the

depreciation

of

period

end

USD

against

GBP
◾

A

£0.6bn

increase

due

to

a

reduction

in

PVA

which

includes

the

temporary

increase

to

diversification

factors

applied

to

certain

additional
valuation

adjustments
◾

A

£1.2bn

increase

due

to

a

reduction

in

the

goodwill

and

intangible

assets

deduction

driven

by

a

new

regulatory

technical

standard

replacing
the

deduction

with

prudential

amortisation

up

to

a

3-year

period

on

qualifying

software

assets
◾

A

£1.4bn

increase

in

the

IFRS

9

transitional

relief

after

tax,

following

new

impairment

charges

and

the

implementation

of

new

regulatory
measures

which

allow

for

100%

relief

on

increases

in

stage

1

and

stage

2

impairment

throughout

2020

and

2021

Risk

review
Risk

performance
Treasury

and

Capital

risk
165

Barclays

PLC

2020

Annual

Report

on

Form

20-F
Risk

weighted

assets
Risk

weighted

assets

(RWAs)

by

risk

type

and

business
Credit

risk
Counterparty

credit

risk
Market

risk
Operational
risk
Total

RWAs
Std IRB Std IRB
Settlement
Risk CVA Std IMA
As

at

31

December

2020
£m £m £m £m £m £m £m £m £m £m
Barclays

UK
7,360 54,340 394

-

-

136 72

-

11,359 73,661

Corporate

and

Investment

Bank
24,660 73,792 12,047 20,280 246 2,351 13,123 22,363 23,343 192,205

Consumer,

Cards

and

Payments
19,754 3,041 177 45

-

31

-

71 6,996 30,115
Barclays

International
44,414 76,833 12,224 20,325 246 2,382 13,123 22,434 30,339 222,320
Head

Office
4,153 6,869

-

-

-

-

-

-

(800) 10,222
Barclays

Group
55,927 138,042 12,618 20,325 246 2,518 13,195 22,434 40,898 306,203
As

at

31

December

2019
Barclays

UK
5,189 57,455 235 - - 23 178 - 11,821 74,901

Corporate

and

Investment

Bank
25,749 62,177 12,051 16,875 276 2,470 12,854 17,626 21,475 171,553

Consumer,

Cards

and

Payments
27,209 2,706 92 37 - 11 - 103 7,532 37,690
Barclays

International
52,958 64,883 12,143 16,912 276 2,481 12,854 17,729 29,007 209,243
Head

Office
5,104 5,754 - - - - - - 129 10,987
Barclays

Group
63,251 128,092 12,378 16,912 276 2,504 13,032 17,729 40,957 295,131
Movement

analysis

of

risk

weighted

assets
Credit

risk

Counterparty

credit
risk
Market

risk
Operational

risk
Total

RWAs
Risk

weighted

assets
£m £m £m £m £m
As

at

31

December

2019
191,343 32,070 30,761 40,957 295,131
Book

size
(6,573) 2,232 9,188 (59) 4,788
Acquisitions

and

disposals
(165) - - - (165)
Book

quality
9,081 1,365 - - 10,446
Model

updates
2,796 150 - - 2,946
Methodology

and

policy
(851) (110) (4,320) - (5,281)
Foreign

exchange

movement
a (1,662) - - - (1,662)
Total

RWA

movements
2,626 3,637 4,868 (59) 11,072
As

at

31

December

2020
193,969 35,707 35,629 40,898 306,203

Note
a

Foreign

excha

nge

movement

does

not

include

foreign

exchange

for

counterparty

credit

risk

or

market

risk.
Overall

RWAs

increased

£11.1bn

to

£306.2bn

(December

2019:

£295.1bn).

Significant

movements

in

the

period

were:
Credit

risk

RWAs

increased

£2.6bn:
◾

A

£6.6bn

decrease

in

book

size

primarily

due

to

lower

consumer

lending

partially

offset

by

growth

in

mortgages

within

BUK
◾

A

£9.1bn

increase

in

book

quality

due

to

a

reduction

in

credit

quality

primarily

within

CIB
◾

A

£2.8bn

increase

in

model

updates

primarily

due

to

modelled

risk

weight

recalibrations
◾

A

£0.9bn

decrease

in

methodology

and

policy

primarily

due

the

application

of

revised

SME

discount

factors

under

CRR

II,

partially

offset

by

an
increase

due

to

the

risk

weighting

of

qualifying

software

assets

that

are

no

longer

deducted

from

CET1

capital
◾

A

£1.7bn

decrease

due

to

the

depreciation

of

period

end

USD

against

GBP
Counterparty

credit

risk

RWAs

increased

£3.6bn:

◾

A

£2.2bn

increase

in

book

size

primarily

due

to

an

increase

in

trading

activities

across

SFTs

and

derivatives
◾

A

£1.4bn

increase

in

book

quality

primarily

due

to

a

reduction

in

credit

quality

within

CIB
Market

risk

RWAs

increased

£4.9bn:
◾

A

£9.2bn

increase

in

book

size

primarily

due

to

an

increase

in

trading

activities

and

higher

market

volatility
◾

A

£4.3bn

decrease

in

methodology

and

policy

primarily

due

to

the

removal

of

a

Risk

Not

In

VaR

(RNIV)

and

a

reduction

in

pre

COVID-19

VaR
backtesting

exceptions

Risk

review
Risk

performance
Treasury

and

Capital

risk
166

Barclays

PLC

2020

Annual

Report

on

Form

20-F
Leverage

ratios

and

exposures
The

Group

is

required

to

disclose

an

average

UK

leverage

ratio

which

is

based

on

capital

on

the

last

day

of

each

month

in

the

quarter

and

an
exposure

measure

for

each

day

in

the

quarter.

The

Group

is

also

required

to

disclose

a

UK

leverage

ratio

based

on

capital

and

exposure

on

the
last

day

of

the

quarter.

Both

approaches

exclude

qualifying

claims

on

central

banks

from

the

leverage

exposures

and

include

the

PRA’s

early
adoption

of

CRR

II

settlement

netting.

The

FPC

intends

to

review

the

UK

leverage

framework

in

2021.
Leverage

ratios
a,b
2020 2019
As

at

31

December
£m £m
Average

UK

leverage

ratio
5.0% 4.5%
Average

T1

capital
c 57,069 51,823
Average

UK

leverage

exposure
1,146,919 1,142,819
UK

leverage

ratio
5.3% 5.1%
CET1

capital
46,296 40,813
AT1

capital
11,092 10,741
T1

capital
c
57,388 51,554
UK

leverage

exposure
1,090,907 1,007,721
UK

leverage

exposure
2020 2019
As

at

31

December
£m £m
Accounting

assets
Derivative

financial

instruments
302,446 229,236
Derivative

cash

collateral
64,798 56,589
Securities

financing

transactions

(SFTs)
164,034 111,307
Loans

and

advances

and

other

assets
818,236 743,097
Total

IFRS

assets
1,349,514
1,140,229
Regulatory

consolidation

adjustments
(1,144)
(1,170)
Derivatives

adjustments
Derivatives

netting
(272,275)
(207,756)
Adjustments

to

cash

collateral
(57,414)
(48,464)
Net

written

credit

protection
14,986
13,784
Potential

future

exposure

(PFE)

on

derivatives
117,010
119,118
Total

derivatives

adjustments
(197,693) (123,318)
SFTs

adjustments
21,114 18,339
Regulatory

deductions

and

other

adjustments
(17,469) (11,984)
Weighted

off-balance

sheet

commitments
113,704 105,289
Qualifying

central

bank

claims
(155,890) (119,664)
Settlement

netting
(21,229) -
UK

leverage

exposure
1,090,907 1,007,721

Notes
a

Fully

loaded

average

UK

leverage

ratio

was

4.8%,

with

£54

.6bn

of

T1

capital

and

£1,144bn

of

leverage

exposure.

Fully

loaded

UK

leverage

ratio

was

5.0%,

with

£54.8

bn

of

T1
capital

and

£1,088bn

of

leverage

exposure.

Fully

loaded

UK

leverage

ratios

are

calculated

without

applying

the

transitional

arrangements

of

the

CRR

as

amended

by

CRR

II.

b

Capital

and

leverage

measures

are

calculated

applying

the

transitional

arrangements

of

the

CRR

as

amended

by

CRR

II.
c

The

T1

capital

is

calculated

in

line

with

the

PRA

Handbook

.

Risk

review
Risk

performance
Treasury

and

Capital

risk
167

Barclays

PLC

2020

Annual

Report

on

Form

20-F
The

average

UK

leverage

ratio

increased

to

5.0%

(December

2019:

4.5%)

primarily

driven

by

the

increase

in

T1

capital.

The

average

leverage
exposure

increased

to

£1,147bn

(December

2019:

£1,143bn)

primarily

driven

by

an

increase

in

SFTs

and

TPAs

largely

driven

by

an

increase

in
secured

lending

and

client

activity

within

CIB,

partially

offset

by

the

PRA’s

early

adoption

of

CRR

II

settlement

netting.
The

UK

leverage

ratio

increased

to

5.3%

(December

2019:

5.1%)

primarily

driven

by

an

increase

of

£5.8bn

in

Tier

1

capital

partially

offset

by

an
increase

in

the

UK

leverage

exposure

of

£83.2bn.

The

UK

leverage

exposure

increase

of

£83.2bn

was

primarily

driven

by:
◾

A

£52.7bn

increase

in

SFTs

and

£75.1bn

of

loans

advances

and

other;

partially

offset

by
◾

A

£36.2bn

decrease

due

to

the

exemption

of

qualifying

central

bank

claims;

and
◾

A

£21.2bn

decrease

due

to

the

PRA’s

adoption

of

CRR

II

settlement

netting

The

Group

also

discloses

a

CRR

leverage

ratio
a

within

its

additional

regulatory

disclosures

prepared

in

accordance

with

EBA

guidelines

on
disclosure

under

Part

Eight

of

the

CRR

(see

Barclays

PLC

Pillar

3

Report

2020,

due

to

be

published

on

18

February

2021

and

which

will

be
available

at

home.barclays/investor-relations/reports-and-events/latest-financial-results).
Note
a

CRR

leverage

ratio

as

amended

by

CRR

II.
Minimum

requirement

for

own

funds

and

eligible

liabilities
Own

funds

and

eligible

liabilities

ratios
a,b
As

a

percentage

of

RWAs
As

a

percentage

of

CRR

leverage
exposure
As

at

31

December
2020 2019 2020 2019
Total

Barclays

PLC

(the

Parent

company)

own

funds

and

eligible

liabilities
32.7%
31.2%
8.0%
8.2%
Total

own

funds

and

eligible

liabilities,

including

eligible

Barclays

Bank

PLC
instruments c 33.6% 32.8% 8.2% 8.6%
Own

funds

and

eligible

liabilities
a,b
2020 2019
£m £m
CET1

capital
46,296
40,813
AT1

capital

instruments

and

related

share

premium

accounts
d 11,092
10,741
T2

capital

instruments

and

related

share

premium

accounts
d 7,733
7,416
Eligible

liabilities
35,086
33,025
Total

Barclays

PLC

(the

Parent

company)

own

funds

and

eligible

liabilities
100,207 91,995
Qualifying

AT1

capital

(including

minority

interests)

issued

by

subsidiaries
646
687
Qualifying

T2

capital

(including

minority

interests)

issued

by

subsidiaries
1,893
3,984
Total

own

funds

and

eligible

liabilities,

including

eligible

Barclays

Bank

PLC
instruments c 102,746
96,666
Total

RWAs
306,203 295,131
Total

CRR

leverage

exposure
e 1,254,157 1,126,259

Notes
a

CET1,

T1

and

T2

capital,

and

RWAs

are

calculated

applying

the

transitional

arrangements

of

the

CRR

as

amended

by

CRR

II.

This

includes

IFRS

9

transitional

arrangements
and

the

grandfathering

of

CRR

and

CRR

II

non-compliant

capital

instruments.
b

The

BoE

has

set

external

MREL

bas

ed

on

the

higher

of

RWAs

and

CRR

or

UK

leverage

exposures

which

could

result

in

the

binding

measure

changing

in

future

periods.

The
31

December

2020

Barclays

PLC

(the

Parent

company)

own

funds

and

eligible

liabilities

ratio

as

a

percentage

of

the

UK

levera

ge

exposure

was

9.2%

and

as

a

percentage

of
the

average

UK

leverage

exposure

was

8.7%.
c

Own

funds

instruments

issued

by

subsidiaries

will

not

be

counted

towards

MREL

from

1

January

2022.
d

Includes

other

AT1

capital

regulatory

adjustments

and

deductions

of

£80m

(December

2019:

£130m

),

and

other

T2

credit

risk

adjustments

and

deductions

of

£103

m
(December

2019

:

£234m).
e

Fully

loaded

CRR

leverage

exposure

is

calculated

without

applying

the

transitional

arrangements

of

the

CRR

as

amended

by

CRR

II.

Risk

review
Risk

performance
Treasury

and

Capital

risk
168

Barclays

PLC

2020

Annual

Report

on

Form

20-F
Foreign

exchange

risk

(audited)
The

Group

is

exposed

to

two

sources

of

foreign

exchange

risk.
a)

Transactional

foreign

currency

exposure
Transactional

foreign

currency

exposures

represent

exposure

on

banking

assets

and

liabilities,

denominated

in

currencies

other

than

the
functional

currency

of

the

transacting

entity.
The

Group’s

risk

management

policies

are

designed

to

prevent

the

holding

of

significant

open

positions

in

foreign

currencies

outside

the

trading
portfolio

managed

by

Barclays

International

which

is

monitored

through

VaR.
Banking

book

transactional

foreign

exchange

risk

outside

of

Barclays

International

is

monitored

on

a

daily

basis

by

the

market

risk

function

and
minimised

by

the

businesses.
b)

Translational

foreign

exchange

exposure
The

Group’s

investments

in

overseas

subsidiaries

and

branches

create

capital

resources

denominated

in

foreign

currencies,

principally

USD
and

EUR.

Changes

in

the

GBP

value

of

the

net

investments

due

to

foreign

currency

movements

are

captured

in

the

currency

translation
reserve,

resulting

in

a

movement

in

CET1

capital.
The

Group’s

strategy

is

to

minimise

the

volatility

of

the

capital

ratios

caused

by

foreign

exchange

movements,

by

matching

the

CET1

capital
movements

to

the

revaluation

of

the

Group’s

foreign

currency

RWA

exposures.
Functional

currency

of

operations

(audited)
Foreign
currency

net
investments
Borrowings
which

hedge
the

net
investments
Derivatives
which

hedge
the

net
investments
Structural
currency
exposures

pre-
economic
hedges
Economic
hedges
Remaining
structural
currency
exposures
£m £m £m £m £m £m
As

at

31

December

2020
USD
24,204 (7,666) (764) 15,774 (6,193) 9,581
EUR 5,275 (952) (3) 4,320 (286) 4,034
JPY
582 - - 582 - 582
Other

currencies
2,020 (42) (24) 1,954 - 1,954
Total 32,081 (8,660) (791) 22,630 (6,479) 16,151
As

at

31

December

2019
USD 25,607 (10,048) (1,111) 14,448 (5,339) 9,109
EUR 3,068 (3) - 3,065 (1,122) 1,943
JPY 533 - - 533 - 533
Other

currencies
2,001 - (34) 1,967 - 1,967
Total 31,209 (10,051) (1,145) 20,013 (6,461) 13,552
Economic

hedges

relate

to

exposures

arising

on

foreign

currency

denominated

preference

share

and

AT1

instruments.

These

are

accounted

for
at

historical

cost

under

IFRS

and

do

not

qualify

as

hedges

for

accounting

purposes.

The

gain

or

loss

arising

from

changes

in

the

GBP

value

of
these

instruments

is

recognised

on

redemption

in

retained

earnings.
During

2020,

total

structural

currency

exposure

net

of

hedging

instruments

increased

by

£2.6bn

to

£16.2bn

(2019:

£13.6bn).

Foreign

currency
net

investments

increased

by

£0.9bn

to

£32.1bn

(2019:

£31.2bn)

driven

predominantly

by

a

£2.2bn

increase

in

EUR,

£0.1bn

increase

in

other
currencies

offset

by

a

£1.4bn

decrease

in

USD.

The

hedges

associated

with

these

investments

decreased

by

£1.7bn

to

£9.5bn

(2019:
£11

.2bn).

Risk

review
Risk

performance
Treasury

and

Capital

risk
169

Barclays

PLC

2020

Annual

Report

on

Form

20-F
Pension

risk

review
The

UK

Retirement

Fund

(UKRF)

represents

approximately

97%

(2019:

97%)

of

the

Group’s

total

retirement

benefit

obligations

globally.

As
such

this

risk

review

section

focuses

exclusively

on

the

UKRF.

The

UKRF

is

closed

to

new

entrants

and

there

is

no

new

final

salary

benefit
being

accrued.

Existing

active

members

accrue

a

combination

of

a

cash

balance

benefit

and

a

defined

contribution

element.

Pension

risk

arises
as

the

market

value

of

the

pension

fund

assets

may

decline,

investment

returns

may

reduce

or

the

estimated

value

of

the

pension

liabilities

may
increase.
Refer

to

the

Management

of

pension

risk

section

in

the

Barclays

PLC

Pillar

3

Report

2020

(unaudited)

for

more

information

on

how

pension

risk
is

managed.
Assets
The

Trustee

Board

of

the

UKRF

defines

its

overall

long-term

investment

strategy

with

investments

across

a

broad

range

of

asset

classes.

This
results

in

an

appropriate

mix

of

return

seeking

assets

as

well

as

liability

matching

assets

to

better

match

future

pension

obligations.

The

two
largest

market

risks

within

the

asset

portfolio

are

interest

rates

and

equities.

The

split

of

scheme

assets

is

shown

within

Note

33.

The

fair

value
of

the

UKRF

assets

was

£33.9bn

as

at

31

December

2020

(2019:

£31.4bn).
Liabilities
The

UKRF

retirement

benefit

obligations

are

a

series

of

future

cash

flows

with

relatively

long

duration.

On

an

IAS

19

basis

these

cash

flows

are
sensitive

to

changes

in

the

expected

long-term

price

inflation

rate

(RPI)

and

the

discount

rate

(GBP

AA

corporate

bond

yield):
◾

An

increase

in

long-term

expected

inflation

corresponds

to

an

increase

in

liabilities;
◾

A

decrease

in

the

discount

rate

corresponds

to

an

increase

in

liabilities.
Pension

risk

is

generated

through

the

Group’s

defined

benefit

schemes

and

this

risk

is

set

to

reduce

over

time

as

the

main

defined

benefit
scheme

is

closed

to

new

entrants.

The

chart

below

outlines

the

shape

of

the

UKRF’s

liability

cash

flow

profile

as

at

31

December

2020

that
takes

account

of

the

future

inflation

indexing

of

payments

to

beneficiaries.

The

majority

of

the

cash

flows

(approximately

95%)

fall

between

0
and

40

years,

peaking

between

11

and

20

years

and

reducing

thereafter.

The

shape

may

vary

depending

on

changes

to

inflation

and

longevity
expectations

and

any

members

who

elect

to

transfer

out.

Transfers

out

will

bring

forward

the

liability

cash

flows.
For

more

detail

on

the

UKRF’s

financial

and

demographic

assumptions,

see

Note

33

to

the

financial

statements.
Proportion

of

liability

cash

flows
The

graph

above

shows

the

evolution

of

the

UKRF’s

net

IAS

19

position

over

the

last

two

years.

During

2020

the

reduction

in

the

IAS

19
position

was

driven

by

the

net

effect

of

bank

contributions

and

a

structured

transaction

agreed

between

the

Bank

and

the

Trustee

which
deferred

the

regulatory

capital

impact

of

the

contributions

until

2023-2025.

Credit

spreads

tightening

during

the

year

had

a

negative

impact
which

was

broadly

offset

by

changes

in

other

market

levels,

in

particular

equity

prices

and

interest

rates,

and

updates

to

the

discount

rate
methodology

and

demographic

assumptions.
Refer

to

Note

33

for

the

sensitivity

of

the

UKRF

to

changes

in

key

assumptions

and

further

information

on

the

structured

transaction.
Risk

measurement
In

line

with

Barclays’

risk

management

framework

the

assets

and

liabilities

of

the

UKRF

are

modelled

within

a

VaR

framework

to

show

the
volatility

of

the

pension

position

at

a

total

portfolio

level.

This

enables

the

risks,

diversification

and

liability

matching

characteristics

of

the

UKRF
obligations

and

investments

to

be

adequately

captured.

VaR

is

measured

and

monitored

on

a

monthly

basis.

Risks

are

reviewed

and

reported
regularly

at

forums

including

the

Board

Risk

Committee,

the

Group

Risk

Committee,

the

Pensions

Management

Group

and

the

Pension
Executive

Board.

The

VaR

model

takes

into

account

the

valuation

of

the

liabilities

on

an

IAS

19

basis

(see

Note

33).

The

Trustee

receives
quarterly

VaR

measures

on

a

funding

basis.
The

pension

liability

is

also

sensitive

to

post-retirement

mortality

assumptions

which

are

reviewed

regularly

(See

Note

33

for

more

details).

To
mitigate

part

of

this

risk

the

UKRF

has

entered

into

a

longevity

swap

hedging

approximately

a

quarter

of

current

pensioner

liabilities.
In

addition,

the

impact

of

pension

risk

to

the

Group

is

taken

into

account

as

part

of

the

stress

testing

process.

Stress

testing

is

performed
internally

on

at

least

an

annual

basis.

The

UKRF

exposure

is

also

included

as

part

of

regulatory

stress

tests.

Barclays

defined

benefit

pension

schemes

affects

capital

in

two

ways:
◾

An

IAS

19

deficit

is

treated

as

a

liability

on

the

Group’s

balance

sheet.

Movement

in

a

deficit

due

to

remeasurements,

including

actuarial
losses,

are

recognised

immediately

through

Other

Comprehensive

Income

and

as

such

reduces

shareholders’

equity

and

CET1

capital.

An
IAS

19

surplus

is

treated

as

an

asset

on

the

balance

sheet

and

increases

shareholders’

equity;

however,

it

is

deducted

for

the

purposes

of
determining

CET1

capital.

Risk

review
Risk

performance
Treasury

and

Capital

risk
170

Barclays

PLC

2020

Annual

Report

on

Form

20-F
◾

In

the

Group’s

statutory

balance

sheet

an

IAS

19

surplus

or

deficit

is

partially

offset

by

a

deferred

tax

liability

or

asset

respectively.

These

may
or

may

not

be

recognised

for

calculating

CET1

capital

depending

on

the

overall

deferred

tax

position

of

the

Group

at

the

particular

time.
Pension

risk

is

taken

into

account

in

the

Pillar

2A

capital

assessment

undertaken

by

the

PRA

at

least

annually.

The

Pillar

2A

requirement

forms
part

of

the

Group’s

Overall

Capital

Requirement

for

CET1

capital,

Tier

1

capital

and

total

capital.

More

detail

on

minimum

regulatory
requirements

can

be

found

in

the

Overall

capital

requirements

section.

Risk

review
Risk

performance
Treasury

and

Capital

risk
171

Barclays

PLC

2020

Annual

Report

on

Form

20-F
Interest

rate

risk

in

the

banking

book
All

disclosures

in

this

section

are

unaudited

unless

otherwise

stated.
Overview
The

treasury

and

capital

risk

framework

covers

interest

rate

sensitive

exposures

held

in

the

banking

book,

mostly

relating

to

accrual

accounted
and

FVOCI

instruments.

The

potential

volatility

of

net

interest

income

is

measured

by

an

Annual

Earnings

at

Risk

(AEaR)

metric

which

is
monitored

regularly

and

reported

to

senior

management

and

the

Barclays

PLC

Board

Risk

Committee

as

part

of

the

limit

monitoring

framework.
For

further

detail

on

the

interest

rate

risk

in

the

banking

book

governance

and

framework

refer

to

pages

199

to

200

of

the

Barclays

PLC

Pillar

3
Report

2020

(unaudited).
Summary

of

performance

in

the

period
NII

sensitivity

to

a

-25bp

shock

to

rates

has

increased

year

on

year

due

to

additional

margin

compression

exposure

driven

by

central

bank

rate
cuts

and

growth

in

customer

deposit

balances

through

the

year.

The

increased

margin

compression

exposure

is

partially

mitigated

by

hedging
and

potential

margin

decompression

benefit

on

variable

rate

loans.

Key

metrics
AEaR
-£408m
AEaR

across

the

Group

from

a

negative

25bps

shock

to

forward

interest

rate

curves.
Net

interest

income

sensitivity
The

table

below

shows

a

sensitivity

analysis

on

pre-tax

net

interest

income

for

non-traded

financial

assets

and

liabilities,

including

the

effect

of

any
hedging.

NII

sensitivity

uses

the

Annual

Earnings

at

Risk

(AEaR)

metric

as

described

on

page

200

of

the

Barclays

PLC

Pillar

3

Report

2020
(unaudited).

Note

that

this

metric

assumes

an

instantaneous

parallel

change

to

forward

interest

rate

curves.

The

model

does

not

apply

floors

to
shocked

market

rates,

but

does

recognize

contractual

product

specific

interest

rate

floors

where

relevant.

The

main

model

assumptions

are:

(i)
one-year

ahead

time

horizon;

(ii)

balance

sheet

is

held

constant;

(iii)

balances

are

adjusted

for

assumed

behavioural

profiles

(i.e.

considers

that
customers

may

prepay

the

mortgages

before

the

contractual

maturity);

and

(iv)

behavioural

assumptions

are

kept

unchanged

in

all

rate

scenarios.
Net

interest

income

sensitivity

(AEaR)

by

business

unit
a

(audited)
Barclays

UK
Barclays
International
Head

Office
Total
£m £m £m £m
As

at

31

December

2020
+25bps 10 86 4 100
-25bps (141) (263) (4) (408)
As

at

31

December

2019
+25bps 16 25 4 45
-25bps (57) (74) (4) (135)

Note
a

The

Group’s

customer

banking

book

hedging

activity

is

risk

reducing

from

an

NII

sensitivity

perspective.

The

hedges

in

place

remove

interest

rate

risk

and

smooth

income
over

the

medium

term.

The

NII

sensitivity

for

the

Group

at

31

December

2020

without

hedging

in

place

for

+/-25bp

rate

shocks

would

be

£177m/£(485)m

respectively.
NII

sensitivity

asymmetry

arises

due

to

the

current

low

level

of

interest

rates

as

some

customer

products

have

embedded

floors.

NII

sensitivity

to
a

-25bp

shock

to

rates

has

increased

year

on

year

due

to

additional

margin

compression

exposure

driven

by

central

bank

rate

cuts

and

growth
in

customer

deposit

balances

through

the

year.
NII

Sensitivity

to

a

+25bps

shock

has

increased

year

on

year

primarily

driven

by

the

growth

in
customer

deposit

balances.
Net

interest

income

sensitivity

(AEaR)

by

currency

(audited)
2020 2019
+25

basis
points
-25

basis
points
+25

basis
points
-25

basis
points
As

at

31

December
£m £m £m £m
GBP 48 (313) 38 (93)
USD 48 (63) 29 (32)
EUR 10 (34) (10) (20)
Other

currencies
(6) 2 (12) 10
Total 100 (408) 45 (135)

Risk

review
Risk

performance
Treasury

and

Capital

risk
172

Barclays

PLC

2020

Annual

Report

on

Form

20-F
Analysis

of

equity

sensitivity
Equity

sensitivity

measures

the

overall

impact

of

a

+/-

25bps

movement

in

interest

rates

on

retained

earnings,

fair

value

through

other
comprehensive

income

(FVOCI),

cash

flow

hedge

reserves

and

pensions.

For

non-NII

items

a

DV01

metric

is

used,

which

is

an

indicator

of

the
shift

in

value

for

a

1

basis

point

movement

in

the

yield

curve.
Analysis

of

equity

sensitivity

(audited)
2020 2019
+25

basis
points
-25

basis
points
+25

basis
points
-25

basis
points
As

at

31

December
£m £m £m £m
Net

interest

income
100 (408) 45 (135)
Taxation

effects

on

the

above
(27) 110 (11) 34
Effect

on

profit

for

the

year
73 (298) 34 (101)
As

percentage

of

net

profit

after

tax
3.0% (12.1%) 1.0% (3.0%)
Effect

on

profit

for

the

year

(per

above)
73 (298) 34 (101)
Fair

value

through

other

comprehensive

income

reserve
(437) 453
(321) 329
Cash

flow

hedge

reserve
(570) 570 (534) 534
Taxation

effects

on

the

above
272 (276) 214 (216)
Effect

on

equity
(662) 449 (608) 546
As

percentage

of

equity
(1.0%) 0.7% (0.9%) 0.8%
Movements

in

the

FVOCI

reserve

impact

CET1

capital.

However,

movements

in

the

pensions

remeasurement

reserve

recognised

in

FVOCI
only

affect

CET1

capital

if

there

is

an

IAS

19

pension

deficit.

Movements

in

the

cash

flow

hedge

reserve

do

not

affect

CET1

capital.
Volatility

of

the

FVOCI

portfolio

in

the

liquidity

pool
Changes

in

value

of

FVOCI

exposures

flow

directly

through

capital

via

the

FVOCI

reserve.

The

volatility

of

the

value

of

the

FVOCI

investments

in
the

liquidity

pool

is

captured

and

managed

through

a

value

measure

rather

than

an

earning

measure,

i.e.

non-traded

market

risk

VaR.
Although

the

underlying

methodology

to

calculate

the

non-traded

VaR

is

identical

to

the

one

used

in

traded

management

VaR,

the

two

measures
are

not

directly

comparable.

The

non-traded

VaR

represents

the

volatility

to

capital

driven

by

the

FVOCI

exposures.

These

exposures

are

in

the
banking

book

and

do

not

meet

the

criteria

for

trading

book

treatment.
Analysis

of

volatility

of

the

FVOCI

portfolio

in

the

liquidity

pool
2020 2019
Average High Low Average High Low
For

the

year

ended

31

December
£m £m £m £m £m £m
Non-traded

market

value

at

risk

(daily,

95%)
52 68 36 45 53 35
DVaR

trended

upwards

in

H1

2020

due

to

an

increase

in

time

series

volatility

caused

by

the

COVID-19

pandemic

stress.

Risk

in

the

liquidity
pool

was

reduced

at

the

start

of

Q3,

which

caused

a

downward

trend

in

DVaR,

and

was

stable

in

Q4.

Risk

review
Risk

performance
Operational

risk
173

Barclays

PLC

2020

Annual

Report

on

Form

20-F
All

disclosures

in

this

section

are

unaudited

unless

otherwise

stated.
Overview
Operational

risks

are

inherent

in

the

Group’s

business

activities

and

it

is

not

cost

effective

or

possible

to

attempt

to

eliminate

all

operational
risks.

The

Operational

Risk

Framework

is

therefore

focused

on

identifying

operational

risks,

assessing

them

and

managing

them

within

the
Group’s

approved

risk

appetite.

The

Operational

Risk

principal

risk

comprises

the

following

risks:

Data

Management

Risk;

Financial

Reporting

Risk;

Fraud

Risk;

Information
Security

Risk,

Operational

Resilience

Planning

Risk,

Payments

Process

Risk;

People

Risk;

Physical

Security

Risk;

Premises

Risk;

Supplier
Risk;

Tax

Risk;

Technology

Risk

and

Transaction

Operations

Risk.

The

operational

risk

profile

is

also

informed

by

a

number

of

risk

themes:
Cyber,

Data,

and

Resilience.

These

represent

threats

to

the

Group

that

extend

across

multiple

risk

types,

and

therefore

require

an

integrated
risk

management

approach.
For

definitions

of

these

risks

refer

to

pages

202

to

203

of

the

Barclays

PLC

Pillar

3

Report

2020.

In

order

to

provide

complete

coverage

of

the
potential

adverse

impacts

on

the

Group

arising

from

operational

risk,

the

operational

risk

taxonomy

extends

beyond

the

risks

listed

above

to
cover

operational

risks

associated

with

other

principal

risks

too.
This

section

provides

an

analysis

of

the

Group’s

operational

risk

profile,

including

events

above

the

Group’s

reportable

threshold,

which

have
had

a

financial

impact

in

2020.

The

Group’s

operational

risk

profile

is

informed

by

bottom-up

risk

assessments

undertaken

by

each

business

unit
and

top-down

qualitative

review

by

the

Operational

Risk

specialists

for

each

risk

type.

Fraud,

Transaction

Operations,

Information

Security

and
Technology

continue

to

be

highlighted

as

key

operational

risk

exposures.

For

information

on

conduct

risk

events,

see

the

conduct

risk

section.
Summary

of

performance

in

the

period
During

2020,

total

operational

risk

losses
a

increased

to

£212m

(2019:

£184m)

while

the

number

of

recorded

events

for

2020

(2,381)

increased
slightly

from

the

level

for

2019

(2,165).

The

total

operational

risk

losses

for

the

year

were

mainly

driven

by

events

falling

within

the

Execution,
Delivery

&

Process

Management

and

External

Fraud

categories,

which

tend

to

be

high

volume

but

low

impact

events.
Key

metrics
79%
of

the

Group’s

net

reportable

operational

risk

events

had

a

loss

value

of

£50,000

or

less
72%
of

events

by

number

are

due

to

External

Fraud
68%
of

losses

are

from

events

aligned

to

Execution,

Delivery

and

Process

Management
Operational

risk

profile
Within

operational

risk,

there

are

a

large

number

of

smaller

value

risk

events.

In

2020,

79%

(2019:

83%)

of

the

Group’s

reportable

operational
risk

events

by

volume

had

a

value

of

less

than

£50,000

each.

Cumulatively,

events

under

this

£50,000

threshold

accounted

for

only

17%

(2019:
18%)

of

the

Group’s

total

net

operational

risk

losses.

A

small

proportion

of

operational

risk

events

have

a

material

impact

on

the

financial

results
of

the

Group.
The

analysis

below

presents

the

Group’s

operational

risk

events

by

Basel

event

category:

Risk

review
Risk

performance
Operational

risk
174

Barclays

PLC

2020

Annual

Report

on

Form

20-F
◾

Execution,

Delivery

and

Process

Management

impacts

remain

the

highest

contributor

to

total

losses

increasing

to

£144m

(2019:

£111m)

and
accounting

for

68%

(2019:

60%)

of

total

operational

risk

losses.

The

events

in

this

category

are

typical

of

the

banking

industry

as

a

whole
where

high

volumes

of

transactions

are

processed

on

a

daily

basis,

mapping

mainly

to

Barclays

Transaction

Operations

risk

type.

The

overall
frequency

of

events

in

this

category

remained

broadly

stable

year-on-year

at

24%

of

total

events

by

volume

(2019:

27%).
◾

External

Fraud

remains

the

category

with

the

highest

frequency

of

events

at

72%

of

total

events

in

2020

(2019:

68%).

In

this

category,

high
volume,

low

value

events

are

driven

by

transactional

fraud

often

related

to

debit

and

credit

card

usage.

Ratio

of

losses

in

this

category
remained

stable

at

26%

of

total

2020

losses

(2019:

30%).

◾

Business

Disruption

and

System

Failures

accounted

for

a

reduced

share

of

total

impacts

at

5%

(2019:

9%),

with

actual

losses

down

to

£10m
(2019:

£17m)

and

volume

of

events

fell

down

to

51

(2019:

93).
Investment

continues

to

be

made

in

improving

the

control

environment

across

the

Group.

Particular

areas

of

focus

include

new

and

enhanced
fraud

prevention

systems

and

tools

to

combat

the

increasing

level

of

fraud

attempts

being

made

and

to

minimise

any

disruption

to

genuine
transactions.

Fraud

remains

an

industry

wide

threat

and

the

Group

continues

to

work

closely

with

external

partners

on

various

prevention
initiatives.

Risk

review
Risk

performance
Operational

risk
175

Barclays

PLC

2020

Annual

Report

on

Form

20-F
Operational

Resilience

is

and

has

been

a

key

area

of

focus

for

the

Group.

The

COVID-19

pandemic

is

the

most

severe

global

health

emergency
the

World

Health

Organization

(WHO)

has

ever

declared.

While

overall,

the

Group

proved

to

be

resilient,

the

COVID-19

pandemic

has

caused
disruption

to

the

Group’s

customers,

suppliers,

and

staff

globally.

The

COVID-19

pandemic

has

reinforced

our

continued

focus

on

resilience
risk.

Due

to

the

COVID-19

pandemic,

the

Group

experienced

operational

disruptions

primarily

during

the

Group’s

and

its

suppliers’

transition

to

a
Work

-from-Home

environment

and

in

response

to

high

market

volatility.

Further,

the

prolonged

nature

of

the

event

identified

the

need

to
enhance

our

resilience

planning

program

to

improve

our

response

to

similar

events

with

an

extreme

and

prolonged

impact.

Despite

these
issues,

the

early

activation

of

our

Crisis

Leadership

Team

facilitated

swift

and

decisive

actions

to

limit

and

manage

the

impacts

which

resulted

in
normal

risk

exposures

as

reported

above.

For

additional

information

on

the

risk

exposure

due

to

the

COVID-19

pandemic,

see

the

operational
risk

management

section.
Likewise,

operational

risk

associated

with

cyber-security

remains

a

top

focus

for

the

Group.

The

sophistication

of

threat

actors

continues

to

grow
as

noted

by

multiple

external

risk

events

observed

throughout

the

year.

Multiple

ransomware

attacks

across

the

global

Barclays

supplier

base
were

observed

and

we

worked

closely

with

the

affected

suppliers

to

manage

potential

impacts

to

the

Group

and

its

clients

and

customers.

The
Group’s

cyber-security

events

were

managed

within

its

risk

tolerances

and

there

were

limited

to

no

loss

events

associated

with

cyber-security
recorded

within

the

event

categories

above.

For

additional

information

on

the

Bank’s

cyber-security

risk

exposure,

see

the

operational

risk
management

section.
For

further

information,

refer

to

the

operational

risk

management

section.

Risk

review
Risk

performance
Model

risk,

Conduct

risk,

Reputation

risk

and

Legal

risk
176

Barclays

PLC

2020

Annual

Report

on

Form

20-F
All

disclosures

in

this

section

are

unaudited

unless

otherwise

stated.
Model

risk

Since

the

inception

of

model

risk

as

a

principal

risk,

key

achievements

to

date

include

creating

a

firm

wide

model

inventory,

design

and

roll

out
of

a

robust

Model

Risk

Management

(MRM)

framework

and

the

validation

of

high

materiality

models.

In

2020,

the

framework

and

governance

of
model

risk

was

further

improved

by:
◾

strengthening

the

model

inventory

management

infrastructure

by

moving

onto

a

new

strategic

technology

platform,

which

will

enable

future
enhancements

and

automation

of

controls;
◾

progressing

the

validation

of

low

materiality

models

to

achieve

95%

target

for

models

under

governance;

◾

enhancing

model

risk

management

oversight

with

the

establishment

of

dedicated

MRM

forums

which

bring

together

model

developers,

model
owners

and

model

validators.
In

2021,

MRM

will

continue

to

focus

on

the

validation

of

low

materiality

models,

further

embedding

of

validation

and

governance

activities

and

on
expanding

the

coverage

of

the

MRM

framework

to

new

model

types.
Conduct

risk
Barclays

is

committed

to

continuing

to

drive

the

right

culture

throughout

all

levels

of

the

organisation.

The

Group

will

continue

to

enhance
effective

management

of

conduct

risk

and

appropriately

consider

the

relevant

tools,

governance

and

management

information

in

decision-
making

processes.

Focus

on

management

of

Conduct

Risk

is

ongoing

and,

alongside

other

relevant

business

and

control

management
information,

the

Trading

Entity

Conduct

Risk

Dashboards

are

a

key

component

of

this.
The

Group

continues

to

review

the

role

and

impact

of

conduct

risk

events

and

issues

in

remuneration

decisions

at

both

the

individual

and
business

level.
During

2020,

the

coronavirus

pandemic

created

new

risks

and

heightened

existing

ones.

To

date,

the

Group

has

focused

on

managing

the
heightened

inherent

conduct

risks

and

continues

to

monitor

these

as

the

pandemic

continues.
Businesses

have

continued

to

assess

the

potential

customer,

client

and

market

impacts

of

strategic

change.

As

part

of

the

2020

medium-term
planning

process,

material

conduct

risks

associated

with

strategic

and

financial

plans

were

assessed.
Throughout

2020,

conduct

risks

were

raised

by

each

business

area

for

consideration

by

relevant

Board

level

committees.

These

committees
reviewed

the

risks

raised

and

whether

management’s

proposed

actions

were

appropriate

to

mitigate

the

risks

effectively.
The

Group

continued

to

incur

costs

in

relation

to

litigation

and

conduct

matters,

refer

to

Note

26

Legal,

competition

and

regulatory

matters

and
Note

24

Provisions

for

further

details.

Costs

include

customer

redress

and

remediation,

as

well

as

fines

and

settlements.

Resolution

of

these
matters

remains

a

necessary

and

important

part

of

delivering

the

Group’s

strategy

and

an

ongoing

commitment

to

improve

oversight

of

culture
and

conduct.
Trading

Entity

Conduct

Risk

Dashboards,

setting

out

key

indicators

in

relation

to

Conduct

and

Financial

Crime,

are

provided

to

the

respective
Board

Risk

Committees

and

senior

management.

These

continue

to

be

evolved

and

enhanced

to

allow

effective

oversight

and

decision-making.
Barclays

has

operated

at

the

overall

set

tolerance

for

conduct

risk

throughout

2020.

The

tolerance

adherence

is

assessed

by

the

business

areas
through

key

indicators,

which

are

aggregated

to

provide

an

overall

risk

profile

rating

and

reported

to

the

relevant

Trading

Entity

Board

level
Committees

as

part

of

the

Conduct

Risk

Dashboard.
The

Group

remains

focused

on

the

continuous

improvements

being

made

to

manage

risk

effectively

with

an

emphasis

on

enhancing
governance

and

management

information

to

identify

risk

at

earlier

stages.
Reputation

risk
Barclays

is

committed

to

identifying

reputation

risks

and

issues

as

early

as

possible

and

managing

them

appropriately.

At

a

Group

level

throughout
2020,

reputation

risks

and

issues

were

overseen

by

the

Board

which

reviews

the

processes

and

policies

by

which

Barclays

identifies

and

manages
reputation

risk.

Within

the

Barclays

Bank

UK

Group

and

the

Barclays

Bank

Group

reputation

risks

and

issues

were

overseen

by

the

respective

risk
and

board

risk

committees.

The

top

live

and

emerging

reputation

risks

and

issues

within

the

Barclays

Bank

UK

Group

and

the

Barclays

Bank

Group
are

included

within

an

over-arching

quarterly

report

at

the

respective

Board

level.

The

Board

reviewed

risks

escalated

by

the

businesses

and

considered

whether

management’s

proposed

actions,

for

example

attaching

conditions
to

proposed

client

transactions

or

increased

engagement

with

impacted

stakeholders,

were

appropriate

to

mitigate

the

risks

effectively.

The

Board
also

received

regular

updates

with

regard

to

key

reputation

risks

and

issues,

including:

Barclays’

response

to

the

pandemic;

Barclays’

association
with

sensitive

sectors;

access

to

banking;

lending

practices

and

the

resilience

of

key

Barclays

systems

and

processes.
The

Group

continued

to

incur

costs

in

relation

to

litigation

and

conduct

matters,

refer

to

Note

26

Legal,

competition

and

regulatory

matters

and

Note
24

Provisions

for

further

details.

Costs

include

customer

redress

and

remediation,

as

well

as

fines

and

settlements.

Resolution

of

these

matters
remains

an

ongoing

commitment

to

improve

oversight

of

culture

and

conduct

and

management

of

reputation.
In

2020,

Corporate

Relations

received

695

referrals

from

across

the

businesses

(498

referrals

in

2019)

for

consideration.

These

referrals

covered

a
variety

of

potentially

controversial

sectors

and

topics

including,

but

not

limited

to,

environmental

and

social

risks.
As

part

of

Barclays

2020

Medium

Term

Planning

process,

material

reputation

risks

associated

with

strategic

and

financial

plans

were

also

assessed.
Legal

risk

The

Group

remains

committed

to

continuous

improvements

to

manage

legal

risk

effectively.

A

number

of

enhancements

have

been
implemented

during

2020,

including

a

refresh

of

the

Group-wide

legal

risk

management

framework

and

a

review

and

update

of

the

supporting
legal

risk

policies,

legal

risk

tolerances

and

risk

appetite.

Legal

risk

reporting

has

been

enhanced

both

in

terms

of

format

and

content.

There

has
also

been

a

re-write

of

the

Group-wide

legal

risk

mandatory

training,

reinforced

by

ongoing

engagement

with

and

education

of

the

Group’s
businesses

and

functions

by

Legal

Function

colleagues.

Risk

review
Risk

performance
Model

risk,

Conduct

risk,

Reputation

risk

and

Legal

risk
177

Barclays

PLC

2020

Annual

Report

on

Form

20-F
Throughout

2020,

the

Group

has

operated

within

set

tolerances

for

legal

risk.

Tolerance

adherence

is

assessed

through

key

indicators,

which
are

also

used

to

evaluate

the

legal

risk

profile

and

are

reviewed,

at

least

annually,

through

the

relevant

risk

and

control

committees.

Minimum
mandatory

controls

to

manage

legal

risks

are

set

out

in

the

legal

risk

standards

and

are

subject

to

ongoing

monitoring.

Risk

review
Supervision

and

regulation
178

Barclays

PLC

2020

Annual

Report

on

Form

20-F
Supervision

of

the

Group

The

Group’s

operations,

including

its

overseas

branches,

subsidiaries

and

associates,

are

subject

to

a

large

number

of

rules

and

regulations
that

are

a

condition

for

authorisation

to

conduct

banking

and

financial

services

business

in

each

of

the

jurisdictions

in

which

the

Group

operates.
These

apply

to

business

operations,

impact

financial

returns

and

include

capital,

leverage

and

liquidity

requirements,

authorisation,

registration
and

reporting

requirements,

restrictions

on

certain

activities,

conduct

of

business

regulations

and

many

others.

Regulatory

developments

impact

the

Group

globally.

We

focus

particularly

on

UK,

US

and

EU

regulation

due

to

the

location

of

the

Group’s
principal

areas

of

business.

Regulations

elsewhere

may

also

have

a

significant

impact

on

the

Group

due

to

the

location

of

its

branches,
subsidiaries

and,

in

some

cases,

clients.

For

more

information

on

the

risks

related

to

the

supervision

and

regulation

of

the

Group,

including
regulatory

change,

see

the

material

existing

and

emerging

risk

entitled

‘Regulatory

Change

agenda

and

impact

on

Business

Model’

in

the
Material

existing

and

emerging

risks

section.
Supervision

in

the

UK

In

the

UK,

day-to-day

regulation

and

supervision

of

the

Group

is

divided

between

the

Prudential

Regulation

Authority

(PRA)

(a

division

of

the
Bank

of

England

(BoE))

and

the

Financial

Conduct

Authority

(FCA).

In

addition,

the

Financial

Policy

Committee

(FPC)

of

the

BoE

has

influence
on

the

prudential

requirements

that

may

be

imposed

on

the

banking

system

through

its

powers

of

direction

and

recommendation.
Barclays

Bank

PLC

and

Barclays

Bank

UK

PLC

are

authorised

credit

institutions

and

subject

to

prudential

supervision

by

the

PRA

and

subject
to

conduct

regulation

and

supervision

by

the

FCA.

The

Group

is

also

subject

to

prudential

supervision

by

the

PRA

on

a

group

consolidated
basis.

Barclays

Capital

Securities

Limited

is

authorised

and

supervised

by

the

PRA

as

a

PRA-designated

investment

firm

and

subject

to

conduct
regulation

and

supervision

by

the

FCA.

Barclays

Execution

Services

Limited

is

an

appointed

representative

of

Barclays

Bank

PLC,

Barclays
Bank

UK

PLC

and

Clydesdale

Financial

Services

Limited.
The

Group

is

also

subject

to

regulatory

initiatives

undertaken

by

the

UK

Payment

Systems

Regulator

(PSR),

as

a

participant

in

payment
systems

regulated

by

the

PSR.
The

PRA’s

supervision

of

the

Group

is

conducted

through

a

variety

of

regulatory

tools,

including

the

collection

of

information

by

way

of
prudential

returns

or

cross-firm

reviews,

reports

obtained

from

skilled

persons,

regular

supervisory

visits

to

firms

and

regular

meetings

with
management

and

directors

to

discuss

issues

such

as

strategy,

governance,

financial

resilience,

operational

resilience,

risk

management,

and
recovery

and

resolution.
Both

the

PRA

and

the

FCA

apply

standards

that

either

anticipate

or

go

beyond

requirements

established

by

global

or

EU

standards,

whether

in
relation

to

capital,

leverage

and

liquidity,

resolvability

and

resolution

or

matters

of

conduct.
The

FCA’s

supervision

of

the

UK

firms

in

the

Group

is

carried

out

through

a

combination

of

proactive

engagement,

regular

thematic

work

and
project

work

based

on

the

FCA’s

sector

assessments,

which

analyse

the

different

areas

of

the

market

and

the

risks

that

may

lie

ahead.
The

FCA

and

the

PRA

also

apply

the

Senior

Managers

and

Certification

Regime

(the

SMCR)

which

imposes

a

regulatory

approval,

individual
accountability

and

fitness

and

propriety

framework

in

respect

of

senior

or

key

individuals

within

relevant

firms.
FCA

supervision

has

focused

on

conduct

risk

and

customer/client

outcomes,

including

product

design,

customer

behaviour,

market

operations,
LIBOR

transition,

fair

pricing,

affordability,

access

to

cash,

and

fair

treatment

of

vulnerable

customers.
PRA

supervision

has

focused

on

capital

management,

credit

risk

management,

Board

effectiveness,

operational

resilience

and

resolvability.

Both

the

PRA

and

the

FCA

have

assessed

the

impact

of

COVID-19

and

Brexit

on

UK

financial

markets

and

customers.

Supervision

in

the

EU
The

Group’s

operations

in

Europe

are

authorised

and

regulated

by

a

combination

of

its

home

regulators

and

host

regulators

in

the

European
countries

where

the

Group

operates.

Barclays

Bank

Ireland

PLC

is

licensed

as

a

credit

institution

by

the

Central

Bank

of

Ireland

(CBI)

and

is

designated

as

a

significant

institution
falling

under

direct

supervision

on

a

solo

basis

by

the

European

Central

Bank

(ECB)

for

prudential

purposes.

Barclays

Bank

Ireland

PLC’s

EU
branches

are

supervised

by

the

ECB

and

are

also

subject

to

direct

supervision

for

local

conduct

purposes

by

national

supervisory

authorities

in
the

jurisdictions

where

they

are

established.

Barclays

Bank

Ireland

PLC

is

also

subject

to

supervision

by

the

CBI

as

home

state

or

competent
authority

under

various

EU

financial

services

directives

and

regulations.

Brexit
The

EU-UK

Trade

and

Cooperation

Agreement

(TCA),

which

provides

a

new

economic

and

social

partnership

between

the

EU

and

UK,

came
into

force

provisionally

on

1

January

2021.

The

TCA

does

not

cover

the

provision

of

financial

services

into

the

EU

and

there

is

no

agreement

on
passporting,

equivalence

or

regulatory

cooperation.

Therefore,

UK-based

entities

within

the

Group

(such

as

Barclays

Bank

PLC

and

Barclays
Bank

UK

PLC)

are

no

longer

able

to

rely

on

the

EU

passporting

framework

for

the

provision

of

financial

services

to

EU

clients.

Accordingly,
Barclays

Bank

PLC

and

Barclays

Capital

Securities

Limited

have

put

in

place

new

arrangements

in

the

provision

of

cross-border

banking

and
investment

services

to

customers

and

counterparties

in

the

EEA,

including

by

servicing

EEA

clients

through

the

Group’s

EEA

hub

(Barclays
Bank

Ireland

PLC).

As

a

ring-fenced

bank,

Barclays

Bank

UK

Group

products

are

designed

for

customers

within

the

UK.

In

light

of

the

UK
leaving

the

EU,

Barclays

Bank

UK

Group

has

continued

to

review

the

services

offered

to

customers

in

the

EEA,

taking

into

account

a

number

of
factors,

including

the

regulatory

landscape

across

the

EEA

and,

where

relevant,

feedback

from

EEA

regulators.

As

a

result,

it

has

made

the
decision

to

exit

certain

products

and

services

offered

to

EEA

customers

and

closure

processes

are

ongoing.

Barclays

Bank

UK

Group

continues
to

keep

its

strategy

under

review

for

its

remaining

EEA

customers.
The

EU

and

the

UK

have

agreed

to

establish

structured

regulatory

cooperation

on

financial

services,

with

the

aim

of

establishing

a

durable

and
stable

relationship,

based

on

a

shared

commitment

to

preserve

financial

stability,

market

integrity,

and

the

protection

of

investors

and
consumers.

The

EU

and

the

UK

have

committed

to

agreeing

a

Memorandum

of

Understanding

setting

out

a

“framework”

for

regulatory
cooperation

in

financial

services

by

March

2021.

We

anticipate

that

consideration

will

be

given

to

equivalence

determinations

as

part

of

the
discussions.

Mutual

equivalence

decisions

between

the

UK

and

EU

relating

to

market

access

would

allow

UK-based

entities

within

the

Group

to

offer

a
restricted

number

of

financial

products

and

services

to

customers

and

clients

based

in

the

EEA,

including

permanent

access

to

EU

trading
venues

as

well

as

allowing

EEA

based

clients

to

access

some

UK

originated

products

and

services,

including

permanent

access

to

UK

trading
venues.

However,

the

EU

equivalence

regime

is

very

different

to

benefiting

from

passporting

rights;

the

equivalence

regimes

that

facilitate
access

to

customers

and

clients

based

in

the

EEA

under

EU

law

differ

significantly

in

their

scope,

operation

and

impact.

Equivalence

decisions
do

not

cover

services

to

retail

customers,

for

example.

Under

the

current

framework,

equivalence

decisions

can

be

revoked

at

any

time.

To

Risk

review
Supervision

and

regulation
179

Barclays

PLC

2020

Annual

Report

on

Form

20-F
date,

the

EU

and

UK

have

only

agreed

a

temporary

position

on

mutual

equivalence

in

relation

to

clearing

and

settlement

(CCPs).

In

addition,
HM

Treasury

has

made

certain

unilateral

equivalence

decisions,

including

under

the

Capital

Requirements

Regulation

(CRR)

and

European
Market

Infrastructure

Regulation

(EMIR).

‘Onshoring’

was

the

process

of

amending

EU

legislation

and

regulatory

requirements

in

the

UK

so

that

they

work

in

a

UK-only

context,

including
directly

applicable

EU

legislation

such

as

EU

regulations

and

decisions

that

form

part

of

UK

law

by

virtue

of

the

European

Union

(Withdrawal)
Act

2018,

now

that

the

Brexit

transition

period

has

ended.
The

onshoring

process

means

that

there

are

some

areas

where

the

requirements

on

UK

firms

and

other

regulated

persons

have

changed.

To
help

UK

firms

adapt

to

their

new

requirements,

HM

Treasury

gave

UK

financial

regulators

the

power

to

make

transitional

provisions

to

financial
services

legislation

for

a

temporary

period.

This

is

known

as

the

Temporary

Transitional

Power

(TTP).
The

FCA

has

applied

the

TTP

on

a

broad

basis

from

the

end

of

the

transition

period

until

31

March

2022.

This

means

UK

firms

and

other
regulated

persons

do

not

generally

need

to

adjust

to

the

changes

to

their

UK

regulatory

obligations

brought

about

by

onshoring

straight

away,
although

there

are

some

exceptions

to

this

and

obligations

which

have

changed

and

which

took

effect

from

1

January

2021

include

reporting
obligations

under

various

EU

financial

services

directives

and

regulations,

certain

requirements

under

the

Market

Abuse

Regulation,

issuer
rules,

contractual

recognition

of

bail-in,

securitisation,

use

of

credit

ratings,

mortgage

lending

after

the

transition

period

against

land

in

the

EEA,
payments

services

and

certain

other

matters.
On

31

December,

the

FCA

published

a

statement

on

its

use

of

the

TTP

to

modify

the

UK’s

derivatives

trading

obligation

(the

UK

DTO).

Without
mutual

equivalence,

some

firms

and

EEA

clients

will

be

caught

by

a

conflict

of

law

between

the

EU

DTO

and

the

UK

DTO.

The

FCA

is

therefore
using

the

TTP

to

modify

the

application

of

the

UK

DTO.

Where

firms

that

are

subject

to

the

UK

DTO

trade

with,

or

on

behalf

of,

EU

clients

that
are

subject

to

the

EU

DTO,

they

will

be

able

to

transact

or

execute

those

trades

on

EU

venues

providing

that:

(i)

firms

take

reasonable

steps

to
be

satisfied

the

client

does

not

have

arrangements

in

place

to

execute

the

trade

on

a

trading

venue

to

which

both

the

UK

and

EU

have

granted
equivalence

(for

example,

a

US

venue

such

as

a

swap

execution

facility);

and

(ii)

the

EU

venue

has

the

necessary

regulatory

status

to

do
business

in

the

UK

(such

venues

include

those

that

are

a

Recognised

Overseas

Investment

Exchange,

have

been

granted

the

relevant
temporary

permission,

or

are

certain

that

they

benefit

from

the

Overseas

Person

Exclusion).

This

modification

of

the

application

of

the

UK

DTO
applies

to

UK

firms,

EU

firms

using

the

UK’s

temporary

permissions

regime,

and

branches

of

overseas

firms

in

the

UK.

Transactions

concluded
by

an

EEA

UCITS

fund

or

an

EEA

AIF

are

currently

outside

the

scope

of

the

UK

DTO.

The

relief

under

the

TTP

does

not

apply

to

trades

with
non-EU

clients,

proprietary

trading

conducted,

for

example,

to

hedge

a

firm’s

own

risk

exposure,

and

trades

between

UK

branches

of

EU

firms.
These

trades

remain

subject

to

the

UK

DTO

and

firms

are

required

to

take

reasonable

steps

to

ensure

compliance

during

Q1

2021.

The

FCA
will

consider

by

31

March

2021

whether

market

or

regulatory

developments

warrant

a

review

of

its

approach.
On

28

December

2020,

the

PRA

published

a

policy

statement

(PS30/20)

on

changes

to

its

rules,

as

well

as

the

use

of

temporary

transitional
directions.

The

PRA’s

transitional

direction

and

the

majority

of

the

provisions

in

the

rulebook

instrument

came

into

force

at

the

end

of

the
transition

period

on

31

December

2020.

The

transitional

direction

delays

onshoring

changes

that

fall

within

the

PRA's

remit.

The

PRA

TTP

will
apply

until

31

March

2022,

unless

otherwise

stated

in

the

direction

or

it

is

varied

or

revoked

before

then.
As

a

result

of

the

onshoring

of

EU

legislation

in

the

UK

and

the

exercise

of

the

TTPs,

UK

firms

in

the

Group

are

currently

subject

to

substantially
the

same

rules

and

regulations

as

before

Brexit.

The

UK

intends

to

recast

onshored

EU

legislation

into

PRA

and

FCA

rules

and

to

complete

UK
implementation

of

the

remaining

Basel

III

reforms.

The

regulatory

regimes

for

EU

and

UK

financial

services

may

change

further,

and

temporary
permissions

and

equivalence

decisions

may

expire,

and

not

be

replaced,

which

would

result

in

further

adjustments

to

the

UK

regulatory
landscape.

Supervision

in

the

US
Barclays

PLC,

Barclays

Bank

PLC

and

its

New

York

branch,

and

Barclays

Bank

PLC’s

US

subsidiaries

are

subject

to

a

comprehensive
regulatory

framework

involving

numerous

statutes,

rules

and

regulations

in

the

US.

For

example,

the

Group’s

US

activities

and

operations

are
subject

to

supervision

and

regulation

by

the

Board

of

Governors

of

the

Federal

Reserve

System

(FRB),

as

well

as

additional

supervision,
requirements

and

restrictions

imposed

by

other

federal

and

state

regulators

and

self-regulatory

organisations

(SROs).

In

some

cases,

US
requirements

may

impose

restrictions

on

the

Group’s

global

activities,

in

addition

to

its

activities

in

the

US.
Barclays

PLC,

Barclays

Bank

PLC,

Barclays

US

Holdings

Limited

(BUSHL),

Barclays

US

LLC

(BUSL),

and

Barclays

Group

US

Inc.

(BGUS)

are
regulated

as

bank

holding

companies

(BHCs)

by

the

FRB.

BUSL

is

the

Group’s

top-tier

US

holding

company

that

holds

substantially

all

of

the
Group’s

US

subsidiaries

(including

Barclays

Capital

Inc.

and

Barclays

Bank

Delaware).

BUSL

is

subject

to

requirements

in

respect

of

capital
adequacy,

capital

planning

and

stress

testing,

risk

management

and

governance,

liquidity,

leverage

limits,

large

exposure

limits,

activities
restrictions

and

financial

regulatory

reporting.

Barclays

Bank

PLC’s

New

York

branch

is

also

subject

to

enhanced

prudential

standards

relating
to,

among

other

things,

liquidity

and

risk

management.
Barclays

PLC,

Barclays

Bank

PLC,

BUSHL

and

BUSL

have

elected

to

be

treated

as

financial

holding

companies

(FHCs)

under

the

Bank
Holding

Company

Act

of

1956.

FHC

status

allows

these

entities

to

engage

in

a

variety

of

financial

and

related

activities,

directly

or

through
subsidiaries,

including

underwriting,

dealing

and

market

making

in

securities.

Failure

to

maintain

FHC

status

could

result

in

increasingly
stringent

penalties

and,

ultimately,

in

the

closure

or

cessation

of

certain

operations

in

the

US.
In

addition

to

oversight

by

the

FRB,

Barclays

Bank

PLC’s

New

Yor

k

branch

and

many

of

the

Group’s

subsidiaries

are

regulated

by

additional
authorities

based

on

the

location

or

activities

of

those

entities.

The

New

York

branch

of

Barclays

Bank

PLC

is

subject

to

supervision

and
regulation

by

the

New

York

State

Department

of

Financial

Services

(NYSDFS).

Barclays

Bank

Delaware,

a

Delaware

chartered

bank,

is

subject
to

supervision

and

regulation

by

the

Delaware

Office

of

the

State

Bank

Commissioner,

the

Federal

Deposit

Insurance

Corporation

(FDIC),

the
Federal

Reserve

Bank

of

New

York

and

the

Consumer

Financial

Protection

Bureau

(CFPB).

The

deposits

of

Barclays

Bank

Delaware

are
insured

by

the

FDIC.

Barclays

PLC,

Barclays

Bank

PLC,

BUSHL,

BUSL,

and

BGUS

are

required

to

act

as

a

source

of

strength

for

Barclays
Bank

Delaware.

This

could,

among

other

things,

require

these

entities

to

inject

capital

into

Barclays

Bank

Delaware

if

it

fails

to

meet

applicable
regulatory

capital

requirements.

The

Group’s

US

securities

broker/dealer

and

investment

banking

operations,

are

conducted

primarily

through

Barclays

Capital

Inc.,

and

are

also
subject

to

ongoing

supervision

and

regulation

by

the

Securities

and

Exchange

Commission

(SEC),

the

Financial

Industry

Regulatory

Authority
(FINRA)

and

other

government

agencies

and

SROs

under

US

federal

and

state

securities

laws.

The

Group’s

US

futures,

options

and

swaps-related

activities,

including

client

clearing

operations

are

subject

to

ongoing

supervision

and
regulation

by

the

Commodity

Futures

Trading

Commission

(CFTC),

the

National

Futures

Association

and

other

SROs.

Barclays

Bank

PLC

is
also

a

US

registered

swap

dealer

and

is

subject

to

the

FRB

swaps

rules

with

respect

to

margin

and

capital

requirements.
Supervision

in

Asia

Pacific
The

Group’s

operations

in

Asia

Pacific

are

supervised

and

regulated

by

a

broad

range

of

national

banking

and

financial

services

regulators.

Risk

review
Supervision

and

regulation
180

Barclays

PLC

2020

Annual

Report

on

Form

20-F
Prudential

regulation
Certain

Basel

III

standards

were

implemented

in

EU

law

through

the

Capital

Requirements

Regulation

(CRR)

and

the

Capital

Requirements
Directive

IV

(CRD

IV),

as

amended

by

CRR

II

and

CRD

V.

Under

the

terms

of

the

EU-UK

Withdrawal

Agreement

of

24

January

2020,

the

Group
remained

subject

to

the

EU

regulatory

framework

until

the

end

of

the

transition

period

on

31

December

2020.

Beyond

the

minimum

standards
required

by

CRR,

the

PRA

has

expected

the

Group,

in

common

with

other

major

UK

banks

and

building

societies,

to

meet

a

7%

Common
Equity

Tier

1

(CET1)

ratio

at

the

level

of

the

consolidated

group

since

1

January

2016.
Global

systemically

important

banks

(G-SIBs),

such

as

the

Group,

are

subject

to

a

number

of

additional

prudential

requirements,

including

the
requirement

to

hold

additional

loss-absorbing

capacity

and

additional

capital

buffers

above

the

level

required

by

Basel

III

standards.

The

level

of
the

G-SIB

buffer

is

set

by

the

Financial

Stability

Board

(FSB)

according

to

a

bank’s

systemic

importance

and

can

range

from

1%

to

3.5%

of

risk-
weighted

assets

(RWAs).

The

G-SIB

buffer

must

be

met

with

CET1.

In

November

2020,

the

FSB

published

an

update

to

its

list

of

G-SIBs,
maintaining

the

1.5%

G-SIB

buffer

that

applies

to

the

Group.
The

Group

is

also

subject

to

a

‘combined

buffer

requirement’

consisting

of

(i)

a

capital

conservation

buffer,

and

(ii)

a

countercyclical

capital
buffer

(CCyB).

The

CCyB

is

based

on

rates

determined

by

the

regulatory

authorities

in

each

jurisdiction

in

which

the

Group

maintains
exposures.

In

March

2020,

the

FPC

cut

the

UK

CCyB

rate

to

0%

with

immediate

effect

in

order

to

support

the

supply

of

credit

expected

as

a
result

of

the

COVID-19

pandemic.
The

PRA

requires

UK

firms

to

hold

additional

capital

to

cover

risks

which

the

PRA

assesses

are

not

fully

captured

by

the

Pillar

1

capital
requirement.

The

PRA

sets

this

additional

capital

requirement

(Pillar

2A)

at

least

annually,

derived

from

each

firm’s

individual

capital

guidance.
Under

current

PRA

rules,

the

Pillar

2A

must

be

met

with

at

least

56%

CET1

capital

and

no

more

than

25%

tier

2

capital.

In

addition,

the

capital
that

firms

use

to

meet

their

minimum

requirements

(Pillar

1

and

Pillar

2A)

cannot

be

counted

towards

meeting

the

combined

buffer

requirement.
As

part

of

its

approach

to

ring

fencing,

the

FPC

established

a

framework

to

apply

a

firm-specific

systemic

risk

buffer

(SRB)

which

could

be

set
between

0%

and

3%

of

RWAs

and

which

must

be

met

solely

with

CET1

capital.

The

purpose

of

the

SRB

was

to

increase

the

capacity

of

ring-
fenced

bodies,

such

as

Barclays

Bank

UK

PLC,

to

absorb

stress.

The

buffer

rate

applicable

to

the

Group’s

ring-fenced

sub-group

was

set

at

1%
with

effect

from

August

2019.

In

response

to

the

economic

shock

from

COVID-19,

the

PRA

and

FPC

held

firms’

SRB

rates

at

their

existing
levels

until

December

2021.

With

the

implementation

of

CRD

V,

the

Other

Systemically

Important

Institutions

Buffer

(O-SII

buffer)

replaced

the
SRB.

As

part

of

the

implementation

of

CRD

V,

the

PRA

and

FPC

confirmed

that

the

Barclays

Bank

UK

PLC

O-SII

buffer

would

be

held

at

the
historic

SRB

rate

of

1%

until

reassessment

in

December

2021,

with

any

future

adjustment

to

the

O-SII

buffer

applicable

from

January

2023.
The

PRA

may

also

impose

a

'PRA

buffer'

to

cover

risks

over

a

forward

looking

planning

horizon,

including

with

regard

to

firm-specific

stresses

or
management

and

governance

weaknesses.

If

the

PRA

buffer

is

imposed

on

a

specific

firm,

it

must

be

met

separately

to

the

combined

buffer
requirement,

and

must

be

met

fully

with

CET1

capital.
In

the

US,

in

October

2019,

the

FRB

and

other

US

regulatory

agencies

released

final

rules

to

tailor

the

applicability

of

prudential

requirements
for

large

domestic

US

banking

organisations,

foreign

banking

organisations

and

their

intermediate

holding

companies

(IHCs),

including

BUSL.
BUSL

is

a

“Category

III”

IHC.

BUSL

(and

Barclays

Bank

Delaware)

is

therefore

subject

to

reduced

(calibrated

at

85%)

standardised

liquidity
requirements,

including

the

liquidity

coverage

ratio,

which

has

been

implemented

by

the

US

regulatory

agencies,

and

the

NSFR,

which

will
become

effective

on

1

July

2021.

In

June

2018

and

October

2019,

the

FRB

finalised

rules

regarding

single

counterparty

credit

limits

(SCCL).

The

SCCL

apply

to

the

largest

US
BHCs

and

foreign

banks’

(including

the

Group’s)

US

operations.

The

SCCL

creates

two

separate

limits

for

foreign

banks,

the

first

on

combined
US

operations

(CUSO)

and

the

second

on

the

US

IHC

(BUSL).

The

SCCL

for

US

BHCs,

including

BUSL,

requires

that

exposure

to

an
unaffiliated

counterparty

of

BUSL

not

exceed

25%

of

BUSL’s

tier

1

capital.

With

respect

to

the

CUSO,

the

SCCL

rule

allows

certification

to

the
FRB

that

a

foreign

bank

complies

with

comparable

home

country

regulation.
Barclays

Bank

PLC

is

not

required

to

comply

with

the

CUSO

requirement

until

1

July

2021.

Stress

testing
The

Group

and

certain

of

its

members

are

subject

to

supervisory

stress

testing

exercises

in

a

number

of

jurisdictions,

designed

to

assess

the
resilience

of

banks

to

adverse

economic

or

financial

developments

and

ensure

that

they

have

robust,

forward-looking

capital

planning

processes
that

account

for

the

risks

associated

with

their

business

profile.

Assessment

by

regulators

is

on

both

a

quantitative

and

qualitative

basis,

the
latter

focusing

on

such

elements

as

data

provision,

stress

testing

capability

including

model

risk

management

and

internal

management
processes

and

controls.
Recovery

and

Resolution
Stabilisation

and

resolution

framework

The

UK

framework

for

recovery

and

resolution

was

established

by

the

Banking

Act

2009,

as

amended.

The

EU

framework

was

established

by
the

2014

Bank

Recovery

and

Resolution

Directive

(BRRD),

as

amended

by

BRRD

II.

The

BoE,

as

the

UK

resolution

authority,

has

the

power

to

resolve

a

UK

financial

institution

that

is

failing

or

likely

to

fail

by

exercising

several
stabilisation

options,

including

transferring

such

institution’s

business

or

securities

to

a

commercial

purchaser

or

a

‘bridge

bank’

owned

by

the
BoE

or

transferring

the

institution

into

temporary

public

ownership.

When

exercising

any

of

its

stabilisation

powers,

the

BoE

must

generally
provide

that

shareholders

bear

first

losses,

followed

by

creditors

in

accordance

with

the

priority

of

their

claims

in

insolvency.
In

order

to

enable

the

exercise

of

its

stabilisation

powers,

the

BoE

may

impose

a

temporary

stay

on

the

rights

of

creditors

to

terminate,
accelerate

or

close

out

contracts,

or

override

events

of

default

or

termination

rights

that

might

otherwise

be

invoked

as

a

result

of

a

resolution
action

and

modify

contractual

arrangements

in

certain

circumstances

(including

a

variation

of

the

terms

of

any

securities).

HM

Treasury

may
also

amend

the

law

for

the

purpose

of

enabling

it

to

use

its

powers

under

this

regime

effectively,

potentially

with

retrospective

effect.

In

addition,

the

BoE

has

the

power

to

permanently

write-down,

or

convert

into

equity,

tier

1

capital

instruments,

tier

2

capital

instruments

and
eligible

liabilities

at

the

point

of

non-viability

of

the

bank.

The

BoE’s

preferred

approach

for

the

resolution

of

the

Group

is

a

bail-in

strategy

with

a

single

point

of

entry

at

Barclays

PLC.

Under

such

a
strategy,

Barclays

PLC’s

subsidiaries

would

remain

operational

while

Barclays

PLC’s

capital

instruments

and

eligible

liabilities

would

be

written
down

or

converted

to

equity

in

order

to

recapitalise

the

Group

and

allow

for

the

continued

provision

of

services

and

operations

throughout

the
resolution.

The

order

in

which

the

bail-in

tool

is

applied

reflects

the

hierarchy

of

capital

instruments

under

CRD

IV

and

otherwise

respecting

the
hierarchy

of

claims

in

an

ordinary

insolvency.

Accordingly,

the

more

subordinated

the

claim,

the

more

likely

losses

will

be

suffered

by

owners

of
the

claim.

Risk

review
Supervision

and

regulation
181

Barclays

PLC

2020

Annual

Report

on

Form

20-F
The

PRA

has

made

rules

that

require

authorised

firms

to

draw

up

recovery

plans

and

resolution

packs,

as

required

by

the

BRRD.

Recovery
plans

are

designed

to

outline

credible

actions

that

authorised

firms

could

implement

in

the

event

of

severe

stress

in

order

to

restore

their
business

to

a

stable

and

sustainable

condition.

Removal

of

potential

impediments

to

an

orderly

resolution

of

a

banking

group

or

one

or

more

of
its

subsidiaries

is

considered

as

part

of

the

BoE’s

and

PRA’s

supervisory

strategy

for

each

firm,

and

the

PRA

can

require

firms

to

make
significant

changes

in

order

to

enhance

resolvability.

The

Group

currently

provides

the

PRA

with

a

recovery

plan

annually

and

with

a

resolution
pack

as

requested.
In

July

2019,

the

BoE

and

PRA

published

final

policies

on

the

Resolvability

Assessment

Framework

(RAF),

designed

to

increase

transparency
and

accountability

and

clarify

the

responsibilities

on

firms

with

respect

to

resolution.

Firms

are

required

to

develop

capabilities

by

1

January
2022

covering

three

resolvability

outcomes:

(i)

adequate

financial

resources;

(ii)

being

able

to

continue

to

do

business

through

resolution

and
restructuring;

and

(iii)

being

able

to

communicate

and

co-ordinate

within

the

firm

and

with

authorities.

The

first

self-assessment

report

on

these
capabilities

is

expected

to

be

submitted

to

the

PRA/BoE

by

October

2021

with

public

disclosures

by

both

firms

and

the

PRA/BoE

in

June

2022
(and

every

two

years

thereafter).

While

regulators

in

many

jurisdictions

have

indicated

a

preference

for

single

point

of

entry

resolution

for

the

Group,

additional

resolution

or
bankruptcy

provisions

may

apply

to

certain

Group

entities

or

branches.
In

the

US,

BUSL

is

subject

to

the

Orderly

Liquidation

Authority

established

by

Title

II

of

the

Dodd-Frank

Act

(DFA),

a

regime

for

the

orderly
liquidation

of

systemically

important

financial

institutions

by

the

FDIC,

as

an

alternative

to

proceedings

under

the

US

Bankruptcy

Code.

In
addition,

the

licensing

authorities

of

Barclays

Bank

PLC

New

York

branch

and

of

Barclays

Bank

Delaware

have

the

authority

to

take

possession
of

the

business

and

property

of

the

applicable

branch

or

entity

they

license

and/or

to

revoke

or

suspend

such

licence.

In

the

US,

Title

I

of

the

DFA,

as

amended,

and

the

implementing

regulations

issued

by

the

FRB

and

the

FDIC

require

each

bank

holding
company

with

assets

of

$250bn

or

more,

including

those

within

the

Group,

to

prepare

and

submit

a

plan

for

the

orderly

resolution

of

subsidiaries
and

operations

in

the

event

of

future

material

financial

distress

or

failure.

The

Group’s

next

submission

of

the

US

Resolution

Plan

in

respect

of
its

US

operations

will

be

a

“targeted

plan”

due

on

17

December

2021.
Barclays

Bank

Ireland

PLC,

as

a

significant

institution

under

the

Single

Resolution

Mechanism

Regulation

(SRMR),

is

subject

to

the

powers

of
the

Single

Resolution

Board

(SRB)

as

the

Eurozone

resolution

authority.

The

CBI

and

the

ECB

require

Barclays

Bank

Ireland

PLC

to

submit

a
standalone

BRRD-compliant

recovery

plan

on

an

annual

basis.

The

SRB

has

the

power

to

require

data

submissions

specific

to

Barclays

Bank
Ireland

PLC

under

powers

conferred

upon

it

by

the

BRRD

and

the

SRMR.

The

SRB

will

exercise

these

powers

to

determine

the

optimal
resolution

strategy

for

Barclays

Bank

Ireland

PLC

in

the

context

of

the

BoE’s

preferred

resolution

strategy

of

single

point

of

entry

with

bail-in

at
Barclays

PLC.

The

SRB

also

has

the

power

under

the

BRRD

and

the

SRMR

to

develop

a

resolution

plan

for

Barclays

Bank

Ireland

PLC.
TLAC

and

MREL
The

Group

is

subject

to

a

Minimum

Requirement

for

own

funds

and

Eligible

Liabilities

(MREL),

which

includes

a

component

reflecting

the

FSB’s
standards

on

total

loss

absorbency

capacity

(TLAC).

The

MREL

requirements

will

be

fully

implemented

by

1

January

2022,

at

which

time

G-SIBs

with

resolution

entities

incorporated

in

the

UK

will
be

required

to

meet

an

MREL

equivalent

to

the

higher

of:

(i)

two

times

the

sum

of

their

Pillar

1

and

Pillar

2A

requirements;

or

(ii)

the

higher

of
two

times

their

leverage

ratio

or

6.75%

of

leverage

exposures.

Internal

MREL

for

operating

subsidiaries

is

subject

to

a

scalar

in

the

75-90%
range

of

the

external

requirement

that

would

apply

to

the

subsidiary

if

it

were

a

resolution

entity.

The

starting

point

for

the

scalar

is

90%

for

ring-
fenced

bank

sub-groups.
Barclays

Bank

Ireland

PLC

is

subject

to

the

SRB’s

MREL

policy,

as

issued

in

May

2020,

in

respect

of

the

internal

MREL

that

it

will

be

required

to
issue

to

the

Group.

The

SRB’s

current

calibration

of

internal

MREL

for

non-resolution

entities

is

expressed

as

two

ratios

that

have

to

be

met

in
parallel:

(a)

two

times

the

sum

of:

(i)

the

firm’s

Pillar

1

requirement;

(ii)

its

Pillar

2

requirement;

and

(b)

two

times

the

leverage

ratio.

The

SRB’s
policy

does

not

envisage

the

application

of

any

scalar

in

respect

of

the

internal

MREL

requirement.
In

the

US,

the

FRB’s

TLAC

rule

includes

provisions

that

require

BUSL

to

have:

(i)

a

specified

outstanding

amount

of

eligible

long-term

debt;

(ii)

a
specified

outstanding

amount

of

TLAC

(consisting

of

common

and

preferred

equity

regulatory

capital

plus

eligible

long-term

debt);

and

(iii)

a
specified

common

equity

buffer.

In

addition,

the

FRB’s

TLAC

rule

prohibits

BUSL,

for

so

long

as

the

Group’s

overall

resolution

plan

treats

BUSL
as

a

non-resolution

entity,

from

issuing

TLAC

to

entities

other

than

those

within

the

Group.
Bank

Levy

and

FSCS
The

BRRD

established

a

requirement

for

EU

member

states

to

set

up

a

pre-funded

resolution

financing

arrangement

with

funding

equal

to

1%
of

covered

deposits

by

31

December

2024

to

cover

the

costs

of

bank

resolutions.

The

UK

has

implemented

this

requirement

by

way

of

a

tax

on
the

balance

sheets

of

banks

known

as

the

‘Bank

Levy’.

In

addition,

the

UK

has

a

statutory

compensation

fund

called

the

Financial

Services

Compensation

Scheme

(FSCS),

which

is

funded

by

way

of
annual

levies

on

most

authorised

financial

services

firms.
Structural

reform
In

the

UK,

the

Financial

Services

(Banking

Reform)

Act

2013

put

in

place

a

framework

for

ring-fencing

certain

operations

of

large

banks.

Ring-
fencing

requires,

among

other

things,

the

separation

of

the

retail

and

smaller

deposit-taking

business

activities

of

UK

banks

into

a

legally
distinct,

operationally

separate

and

economically

independent

entity,

which

is

not

permitted

to

undertake

a

range

of

activities.
US

regulation

places

further

substantive

limits

on

the

activities

that

may

be

conducted

by

banks

and

holding

companies,

including

foreign
banking

organisations

such

as

the

Group.

The

‘Volcker

Rule’,

which

was

part

of

the

DFA

and

which

came

into

effect

in

the

US

in

2015,

prohibits
banking

entities

from

undertaking

certain

proprietary

trading

activities

and

limits

such

entities’

ability

to

sponsor

or

invest

in

certain

private

equity
funds

and

hedge

funds

(in

each

case

broadly

defined).

As

required

by

the

rule,

the

Group

has

developed

and

implemented

an

extensive
compliance

and

monitoring

programme

addressing

proprietary

trading

and

covered

fund

activities

(both

inside

and

outside

of

the

US).

Market

infrastructure

regulation
In

recent

years,

regulators

as

well

as

global-standard

setting

bodies

such

as

the

International

Organisation

of

Securities

Commissions

(IOSCO)
have

focused

on

improving

transparency

and

reducing

risk

in

markets,

particularly

risks

related

to

over-the-counter

(OTC)

transactions.

This
focus

has

resulted

in

a

variety

of

new

regulations

across

the

G20

countries

and

beyond

that

require

or

encourage

on-venue

trading,

clearing,
posting

of

margin

and

disclosure

of

pre-trade

and

post-trade

information.

Risk

review
Supervision

and

regulation
182

Barclays

PLC

2020

Annual

Report

on

Form

20-F
The

European

Market

Infrastructure

Regulation

(EMIR)

has

introduced

requirements

designed

to

improve

transparency

and

reduce

the

risks
associated

with

the

derivatives

market.

EMIR

has

potential

operational

and

financial

impacts

on

the

Group,

including

by

imposing

new

collateral
requirements.

Over

the

coming

months

alterations

to

the

existing

derivative

margin

rules

are

expected

to

be

finalised.

The

Markets

in

Financial

Instruments

Directive

and

Markets

in

Financial

Instruments

Regulation

(collectively

referred

to

as

MiFID

II)

have
affected

many

of

the

markets

in

which

the

Group

operates,

the

instruments

in

which

it

trades

and

the

way

it

transacts

with

market

counterparties
and

other

customers.

MiFID

II

is

currently

undergoing

a

review

process,

including

as

part

of

the

EU’s

ongoing

focus

on

the

development

of

a
stronger

Capital

Markets

Union.
The

EU

Regulation

on

Sustainability-Related

Disclosures

introduces

disclosure

obligations

requiring

financial

institutions

to

explain

how

they
integrate

environmental,

social

and

governance

factors

in

their

investment

decisions

for

certain

financial

products.

In

addition,

the

EU

Taxonomy
Regulation

provides

for

a

general

framework

for

the

development

of

an

EU-wide

classification

system

for

environmentally

sustainable

economic
activities.

Finally,

the

UK

and

EU

regulators

are

consulting

on,

amongst

other

things,

proposals

for

regulatory

measures

to

enhance

climate

and
environmental

disclosures

and

climate

risk

assessments,

which

will

have

an

impact

on

the

Group’s

existing

practices

in

these

areas.
The

EU

Benchmarks

Regulation

applies

to

the

administration,

contribution

and

use

of

benchmarks

within

the

EU.

Financial

institutions

within

the
EU

are

prohibited

from

using

benchmarks

unless

their

administrators

are

authorised,

registered

or

otherwise

recognised

in

the

EU,

subject

to
transitional

provisions

expiring

on

1

January

2022

(or

31

December

2022

under

the

UK

onshored

Benchmarks

Regulation).

Amendments

to
extend

these

provisions

are

underway

for

both

the

EU

and

UK

Benchmarks

Regulations.

The

FCA

has

stated

that

it

does

not

intend

to

support
LIBOR

after

the

end

of

2021.

International

initiatives

in

conjunction

with

global

regulators

are

therefore

underway

to

develop

alternative
benchmarks

and

risk-free

rate

fallback

arrangements,

including

updates

to

existing,

as

well

as

new,

applicable

legislation.
US

regulators

have

imposed

similar

rules

as

the

EU

with

respect

to

the

mandatory

on-venue

trading

and

clearing

of

certain

derivatives,

and
post-trade

transparency,

as

well

as

in

relation

to

the

margining

of

OTC

derivatives.

US

regulators

have

finalised

certain

aspects

of

their

rules
with

respect

to

their

application

on

a

cross-border

basis,

including

with

respect

to

their

registration

requirements

in

relation

to

non-US

swap
dealers

and

security-based

swap

dealers.

The

regulators

may

adopt

further

rules,

or

provide

further

guidance,

regarding

cross-border
applicability.

In

December

2017,

the

CFTC

and

the

European

Commission

recognised

the

trading

venues

of

each

other’s

jurisdiction

to

allow
market

participants

to

comply

with

mandatory

on-venue

trading

requirements

while

trading

on

certain

venues

recognised

by

the

other
jurisdiction.

In

November

2020,

the

CFTC

extended

temporary

relief

that

would

permit

trading

venues

and

market

participants

located

in

the

UK
to

continue

to

rely

on

this

mutual

recognition

framework

following

the

withdrawal

of

the

UK

from

the

EU.
Certain

participants

in

US

swap

markets

are

required

to

register

with

the

CFTC

as

‘swap

dealers’

or

‘major

swap

participants’

and/or,

beginning
in

November

2021,

with

the

SEC

as

‘security-based

swap

dealers’

or

‘major

security-based

swap

participants’.

Such

registrants

are

subject

to
CFTC,

and

will

be

subject

to

SEC,

regulation

and

oversight.

Entities

required

to

register

as

swap

dealers

are

subject

to

business

conduct,
record-keeping

and

reporting

requirements

under

CFTC

rules.

Barclays

Bank

PLC

is

subject

to

regulation

by

the

FRB,

and

has

provisionally
registered

with

the

CFTC

as

a

swap

dealer.
Accordingly,

Barclays

Bank

PLC

is

subject

to

CFTC

rules

on

business

conduct,

record-keeping

and

reporting

and

to

FRB

rules

on

capital

and
margin.

The

CFTC

has

approved

certain

comparability

determinations

that

permit

substituted

compliance

with

non-US

regulatory

regimes

for
certain

swap

regulations.

Substituted

compliance

is

permitted

for

certain

transaction-level

requirements,

where

applicable,

only

with

respect

to
transactions

between

a

non-US

swap

dealer

and

a

non-US

counterparty,

whereas

entity-level

determinations

generally

apply

on

an

entity-wide
basis

regardless

of

counterparty

status.

In

November

2020,

the

CFTC

extended

temporary

relief

that

would

permit

swap

dealers

located

in

the
UK

to

continue

to

rely

on

existing

CFTC

substituted

compliance

determinations

with

respect

to

EU

requirements

in

the

event

of

a

withdrawal

of
the

UK

from

the

EU.

In

addition,

the

CFTC

has

issued

guidance

that

would

require

a

non-US

swap

dealer

to

comply

with

certain

CFTC

rules

in
connection

with

transactions

that

are

“arranged,

negotiated

or

executed”

from

the

US.

The

CFTC

has

provided

temporary

no-action

relief

from
application

of

the

guidance.

In

July

2020

the

CFTC

adopted

rules

that,

for

certain

CFTC

requirements,

codify

on

a

permanent

basis,

the
temporary

no-action

relief

for

transactions

that

are

arranged,

negotiated

or

executed

in

the

US.

The

final

rules

also

codify

certain

aspects

of

the
CFTC’s

current

cross-border

framework

with

respect

to

internal

and

external

business

conduct

requirements,

and

it

is

expected

that

the

CFTC
will

introduce

additional

rules

addressing

the

application

of

the

cross-border

framework

to

mandatory

clearing,

trading

and

reporting
requirements.

In

October

2017,

the

CFTC

issued

an

order

permitting

substituted

compliance

with

EU

margin

rules

for

certain

uncleared
derivatives.

However,

as

the

Group

is

subject

to

the

margin

rules

of

the

FRB,

it

will

not

benefit

from

the

CFTC’s

action

unless

the

FRB

takes

a
similar

approach.
The

SEC

has

finalised

the

rules

governing

security

based

swap

dealer

registration

in

2015,

and

registration

of

security-based

swap

dealers,

as
well

as

compliance

with

applicable

security

based

swap

dealer

requirements,

is

expected

to

begin

in

November

2021.
It

is

anticipated

that

Barclays

Bank

PLC

and/or

one

or

more

of

its

affiliates

will

be

required

to

register

as

a

security-based

swap

dealer

and

will
be

required

to

comply

with

the

SEC’s

rules

for

security-based

swap

dealers.

These

rules

may

impose

costs

and

other

requirements

or
restrictions

that

could

impact

our

business.

As

with

similar

CFTC

rules,

it

is

expected

that

substituted

compliance

will

be

available

for

certain
security-based

swap

dealer

requirements;

however,

the

SEC

is

currently

considering

applications

for

substituted

compliance

but

has

only

issued
a

final

comparability

determination

for

Germany,

and

the

ultimate

scope

and

applicability

of

other

determinations,

including

in

respect

of

the

UK,
remains

unclear.
Other

regulation
Culture
Our

regulators

have

enhanced

their

focus

on

the

promotion

of

cultural

values

as

a

key

area

for

banks,

although

they

generally

view

the
responsibility

for

reforming

culture

as

primarily

sitting

with

the

industry.
Data

protection

and

PSD2
Most

countries

where

the

Group

operates

have

comprehensive

laws

requiring

openness

and

transparency

about

the

collection

and

use

of
personal

information,

and

protection

against

loss

and

unauthorised

or

improper

access.

The

EU’s

General

Data

Protection

Regulation

(GDPR)
created

a

broadly

harmonised

privacy

regime

across

EU

member

states,

introducing

mandatory

breach

notification,

enhanced

individual

rights,
a

need

to

openly

demonstrate

compliance,

and

significant

penalties

for

breaches.

The

extraterritorial

effect

of

the

GDPR

means

entities
established

outside

the

EU

may

fall

within

the

Regulation’s

ambit

when

offering

goods

or

services

to

European

based

customers

or

clients.
Following

the

UK’s

withdrawal

from

the

EU,

the

UK

continues

to

apply

the

GDPR

framework

(as

onshored

into

UK

law

and

hence

now

referred
to

as

the

‘UK

GDPR’

-

this

sits

alongside

an

amended

version

of

the

UK

Data

Protection

Act

2018).

Two

years

after

its

introduction

the

GDPR
has

become

the

global

touchstone

as

countries

around

the

world

either

usher

in

or

contemplate

similar

data

privacy

laws,

or

align

their

existing
legislation.

During

2020

new

privacy

laws

have

been

passed

in

Switzerland,

took

effect

in

Brazil

and

Dubai,

and

were

proposed

in

India

and
China.

Risk

review
Supervision

and

regulation
183

Barclays

PLC

2020

Annual

Report

on

Form

20-F
In

the

US,

Barclays

US

Consumer

Bank

is

subject

to

the

US

Federal

Gramm-Leach-Bliley

Act

(GLBA)

and

the

California

Consumer

Privacy

Act
of

2018,

which

came

into

effect

on

1

January

2020

(CCPA).

The

GLBA

limits

the

use

and

disclosure

of

non-public

personal

information

to

non-
affiliated

third

parties

and

requires

financial

institutions

to

provide

written

notice

of

their

privacy

policies

and

practices.

Any

violations

of

the
GLBA

could

subject

the

US

Consumer

Bank

to

additional

reporting

requirements

or

regulatory

investigation

or

audits

by

the

financial

regulators.
The

CCPA

only

applies

to

personal

information

that

is

not

collected,

processed,

sold

or

disclosed

pursuant

to

the

GLBA,

and

it

requires

the

US
Consumer

Bank

to

provide

California

consumers

with

additional

disclosures

regarding

the

collection,

use

and

sharing

of

personal

information,
and

grants

California

consumers

access,

deletion,

and

other

rights

with

respect

to

their

personal

information.

The

CCPA

subjects

the

US
Consumer

Bank

to

enforcement

penalties

by

the

Attorney

General

of

the

State

of

California,

and

grants

a

private

right

of

action

with

respect

to
certain

data

breaches.

From

14

September

2019,

new

rules

apply

under

the

revised

Payment

Services

Directive

(PSD2)

that

affect

the

way

banks

and

other

payment
services

providers

check

that

the

person

requesting

access

to

an

account

or

trying

to

make

a

payment

is

permitted

to

do

so.

This

is

referred

to
as

strong

customer

authentication

(SCA).

In

April

2020,

the

FCA

provided

an

additional

six

months

(to

14

September

2021)

for

the

industry

to
implement

SCA

for

e-commerce.
Cyber

security

and

operational

resilience

Regulators

in

the

UK,

the

EU

and

the

US

continue

to

focus

on

cyber

security

risk

management,

organisational

operational

resilience

and

overall
soundness

across

all

financial

services

firms,

with

customer

and

market

expectations

of

continuous

access

to

financial

services

at

an

all-time
high.

This

is

evidenced

by

the

publication

of

a

number

of

proposed

laws

and

changes

to

regulatory

frameworks.

For

example,

the

UK

regulators
published

for

consultation

a

new

framework

for

operational

resilience

that

focuses

on

the

identification

of

important

business

services,

setting
impact

tolerances

for

them,

and

then

testing

against

them.

The

European

Commission

has

proposed

legislation

on

cyber

security

and
operational

resilience

for

the

financial

services

sector,

including

oversight

of

third

party

service

providers.

The

regulatory

focus

has

been

further
heightened

by

the

COVID-19

pandemic.

The

existing

and

anticipated

requirements

for

increased

controls

will

serve

to

improve

industry
standardisation

and

resilience

capabilities,

enhancing

our

ability

to

deliver

services

during

periods

of

potential

disruption.

However,

such
measures

are

likely

to

result

in

increased

technology

and

compliance

costs

for

the

Group.
Sanctions

and

financial

crime
The

UK

Bribery

Act

2010

introduced

a

new

form

of

corporate

criminal

liability

focused

broadly

on

a

company’s

failure

to

prevent

bribery

on

its
behalf.

The

Criminal

Finances

Act

2017

introduced

new

corporate

criminal

offences

of

failing

to

prevent

the

facilitation

of

UK

and

overseas

tax
evasion.

Both

pieces

of

legislation

have

broad

application

and

in

certain

circumstances

may

have

extraterritorial

impact

on

entities,

persons

or
activities

located

outside

the

UK,

including

Barclays

PLC’s

subsidiaries

outside

the

UK.

The

UK

Bribery

Act

requires

the

Group

to

have
adequate

procedures

to

prevent

bribery

which,

due

to

the

extraterritorial

nature

of

the

Act,

makes

this

both

complex

and

costly.

Additionally,

the
Criminal

Finances

Act

requires

the

Group

to

have

reasonable

prevention

procedures

in

place

to

prevent

the

criminal

facilitation

of

tax

evasion

by
persons

acting

for,

or

on

behalf

of,

the

Group.

In

May

2018,

the

Sanctions

and

Anti-Money

Laundering

Act

became

law

in

the

UK.

The

Act

allows

for

the

adoption

of

an

autonomous

UK
sanctions

regime,

as

well

as

a

more

flexible

licensing

regime

post-Brexit.

On

6

July

2020,

the

UK

Government

announced

the

first

sanctions

that
have

been

implemented

independently

by

the

UK

outside

the

auspices

of

the

UN

and

EU.

The

autonomous

UK

sanctions

regime

came

into
force

on

1

January

2021.

Those

sanctions

apply

within

the

UK

and

in

relation

to

the

conduct

of

all

UK

persons

wherever

they

are

in

the

world;
they

also

apply

to

overseas

branches

of

UK

companies.
In

the

US,

the

Bank

Secrecy

Act,

the

USA

PATRIOT

Act

2001,

the

Anti-Money

Laundering

Act

of

2020

and

regulations

thereunder

contain
numerous

anti-money

laundering

and

anti-terrorist

financing

requirements

for

financial

institutions.

In

addition,

the

Group

is

subject

to

the

US
Foreign

Corrupt

Practices

Act,

which

prohibits,

among

other

things,

corrupt

payments

to

foreign

government

officials.

It

is

also

subject

to

various
economic

sanctions

laws,

regulations

and

executive

orders

administered

by

the

US

government,

which

prohibit

or

restrict

some

or

all

business
activities

and

other

dealings

with

or

involving

certain

individuals,

entities,

groups,

countries

and

territories.
In

some

cases,

US

state

and

federal

regulations

addressing

sanctions,

money

laundering

and

other

financial

crimes

may

impact

entities,
persons

or

activities

located

or

undertaken

outside

the

US,

including

Barclays

PLC

and

its

subsidiaries.

US

government

authorities

have
aggressively

enforced

these

laws

against

financial

institutions

in

recent

years.

Failure

of

a

financial

institution

to

ensure

compliance

with

such
laws

could

have

serious

legal,

financial

and

reputational

consequences

for

the

institution.

Financial

review

Contents
184

Barclays

PLC

2020

Annual

Report

on

Form

20-F
A

review

of

the

Group’s

performance,

including

the

key

performance

indicators,

and

the
contribution

of

each

of

our

businesses

to

the

overall

performance

of

the

Group.
Page
Financial

review
◾

Key

performance

indicators
185
◾

Consolidated

summary

income

statement

187
◾

Income

statement

commentary

188
◾

Consolidated

summary

balance

sheet
189
◾

Balance

sheet

commentary
190
◾

Analysis

of

results

by

business
191
◾

Non-IFRS

performance

measures

Financial

review

Key

performance

indicators
185

Barclays

PLC

2020

Annual

Report

on

Form

20-F
In

assessing

the

financial

performance

of

the

Group,

management

uses

a

range

of

KPIs

which

focus

on

the

Group’s

financial

strength,

the
delivery

of

sustainable

returns

and

cost

management.

Barclays

continues

to

target

greater

than

10%

RoTE

over

time.

However,

given

the
COVID-19

pandemic

a

meaningful

improvement

in

returns

versus

2019

was

not

possible

due

to

the

challenging

operating

environment.

Cost
discipline

remains

a

priority

and

management

continues

to

target

a

cost:

income

ratio

lower

than

60%

over

time.
Non-IFRS

performance

measures
The

Group’s

management

believes

that

the

non-IFRS

performance

measures

included

in

this

document

provide

valuable

information

to

the
readers

of

the

financial

statements

as

they

enable

the

reader

to

identify

a

more

consistent

basis

for

comparing

the

businesses’

performance
between

financial

periods,

and

provide

more

detail

concerning

the

elements

of

performance

which

the

managers

of

these

businesses

are

most
directly

able

to

influence

or

are

relevant

for

an

assessment

of

the

Group.

They

also

reflect

an

important

aspect

of

the

way

in

which

operating
targets

are

defined

and

performance

is

monitored

by

management.

However,

any

non-IFRS

performance

measures

in

this

document

are

not

a
substitute

for

IFRS

measures

and

readers

should

consider

the

IFRS

measures

as

well.

Refer

to

the

non-IFRS

performance

measures

section
for

further

information

and

calculations

of

non-IFRS

performance

measures

included

throughout

this

section

and

the

most

directly

comparable
IFRS

measures.
Definition
Why

is

it

important

and

how

the

Group

performed
Common

Equity

Tier

1
(CET1)

ratio
Capital

requirements

are

part
of

the

regulatory

framework
governing

how

banks

and
depository

institutions

are
supervised.

Capital

ratios
express

a

bank’s

capital

as

a
percentage

of

its

RWAs

as
defined

by

the

PRA.
CET1

ratio

is

a

measure

of
capital

that

is

predominantly
common

equity

defined

by

the
CRR,

as

amended

by

CRR

II.
The

Group’s

capital

management

objective

is

to

maximise

shareholder

value
by

prudently

managing

the

level

and

mix

of

its

capital

to:

ensure

the

Group
and

all

of

its

subsidiaries

are

appropriately

capitalised

relative

to

their
regulatory

minimum

and

stressed

capital

requirements,

support

the

Group’s
risk

appetite,

growth

and

strategic

options,

while

seeking

to

maintain

a

robust
credit

proposition

for

the

Group

and

its

subsidiaries.
The

CET1

ratio

increased

to

15.1%

(2019:

13.8%),

reflecting

headroom

of
3.9%

above

the

MDA

hurdle

of

11.2%.

CET1

capital

increased

by

£5.5bn

to
£46.3bn

reflecting

resilient

capital

generation

through

£7.9bn

of

profit

before
tax,

excluding

credit

impairment

charges

of

£4.8bn

and

a

£1.0bn

increase

due
to

the

cancellation

of

the

full

year

2019

dividend.

These

increases

were
partially

offset

by

£0.9bn

of

AT1

coupons

paid

and

the

announced

1.0p

full
year

2020

dividend.

The

CET1

capital

increase

also

reflects

regulatory
measures

for

IFRS

9

transitional

relief,

prudent

valuation

and

qualifying
software

assets.

RWAs

increased

by

£11.1bn

to

£306.2bn

primarily

due

to
higher

market

volatility,

increased

client

activity

and

a

reduction

in

credit
quality

within

CIB,

partially

offset

by

lower

consumer

lending.

Group

target:

a

CET1

ratio

in

the

range

of

13-14%.
CET1

ratio
15.1%
2019:

13.8%
2018:

13.2%

Financial

review

Key

performance

indicators
186

Barclays

PLC

2020

Annual

Report

on

Form

20-F
Definition
Why

is

it

important

and

how

the

Group

performed
Operating

expenses
Operating

expenses

excluding
litigation

and

conduct.
Barclays

views

operating

expenses

as

a

key

strategic

area

for

banks;

those

who
actively

manage

costs

and

control

them

effectively

will

gain

a

strong

competitive
advantage.
Group

total

operating

expenses

decreased

10%

to

£13.9bn.

The

reduction

reflected
the

non-recurrence

of

a

£1.4bn

PPI

provision

in

the

prior

year.
Group

operating

expenses

increased

1%

to

£13.7bn,

including

structural

cost

actions
and

additional

COVID-19

related

costs,

resulting

in

a

cost:

income

ratio,

excluding
litigation

and

conduct

of

63%

(2019:

63%).

Excluding

structural

cost

actions

of

£0.4bn
(2019:

£0.1bn)

and

£0.1bn

spend

to

date

of

Barclays’

Community

Aid

Package,
operating

expenses

would

have

been

£13.3bn

(2019:

£13.4bn),

reflecting

disciplined
cost

management

and

efficiencies,

resulting

in

a

cost:

income

ratio

of

61%

(2019:
62%).
Total

operating
expenses
£13.9bn
2019:

£15.4bn
2018:

£16.2bn
Operating

expenses
£13.7bn
2019:

£13.6bn
2018:

£13.9bn
a
Cost:

income

ratio
Operating

expenses

divided
by

total

income.
This

is

a

measure

management

uses

to

assess

the

productivity

of

the

business
operations.

Managing

the

cost

base

is

a

key

execution

priority

for

management

and
includes

a

review

of

all

categories

of

discretionary

spending

and

an

analysis

of

how

we
can

run

the

business

to

ensure

that

costs

increase

at

a

slower

rate

than

income.

The

Group

cost:

income

ratio,

including

litigation

and

conduct,

reduced

to

64%

(2019:
71%)

due

to

favourable

income

and

the

prior

year

including

a

PPI

provision

of

£1.4bn.

The

Group

cost:

income

ratio,

excluding

litigation

and

conduct,

was

stable

at

63%
(2019:

63%).

As

favourable

income

was

offset

by

£0.4bn

of

structural

cost

actions

and
additional

COVID-19

related

costs.
Group

target:

a

cost:

income

ratio

below

60%

over

time.
Cost:

income

ratio
64%
2019:

71%
2018:

77%
Cost:

income

ratio
excluding

litigation
and

conduct
63%
2019:

63%
2018:

66%
Return

on

average
shareholders’

equity
RoE

is

calculated

as

profit
after

tax

attributable

to
ordinary

shareholders,

as

a
proportion

of

average
shareholders’

equity

excluding
non-controlling

interests

and
other

equity

instruments.
This

measure

indicates

the

return

generated

by

the

management

of

the

business
based

on

shareholders’

equity.

RoE

for

the

Group

was

2.7%

(2019:

4.5%).
Group

RoE
2.7%
2019:

4.5%
2018:

3.1%
Return

on

average

tangible
shareholders’

equity
RoTE

is

calculated

as

profit
after

tax

attributable

to
ordinary

shareholders,

as

a
proportion

of

average
shareholders’

equity

excluding
non-controlling

interests

and
other

equity

instruments
adjusted

for

the

deduction

of
intangible

assets

and

goodwill.
This

measure

indicates

the

return

generated

by

the

management

of

the

business
based

on

shareholders’

tangible

equity.

Achieving

a

target

RoTE

demonstrates

the
organisation's

ability

to

execute

its

strategy

and

align

management's

interests

with

the
shareholders'.

RoTE

lies

at

the

heart

of

the

Group's

capital

allocation

and

performance
management

process.

RoTE

for

the

Group,

excluding

litigation

and

conduct,

was

3.4%

(2019:

9.0%)

due

to
lower

profit

before

tax

including

materially

higher

credit

impairment

charges

relating

to
the

COVID-19

pandemic

and

higher

operating

expenses,

partially

offset

by

favourable
income.

RoTE

for

the

Group

was

3.2%

(2019:

5.3%)

due

to

attributable

profit

of

£1.5bn

(2019:
£2.5bn).

The

prior

year

included

a

PPI

provision

of

£1.4bn.
Group

target:

RoTE

of

greater

than

10%

over

time.

Group

RoTE
excluding

litigation
and

conduct
3.4%
2019:

9.0%
2018:

8.5%
Group

RoTE
3.2%
2019:

5.3%
2018:

3.6%

Note
a

Group

operating

expenses,

excluding

litigation

and

conduct,

and

a

GMP

charge

of

£140m.

Financial

review

Consolidated

summary

income

statement
187

Barclays

PLC

2020

Annual

Report

on

Form

20-F
2020 2019 2018 2017 2016
For

the

year

ended

31

December
£m £m £m £m £m
Continuing

operations
Interest

income
11,892 15,456 14,541 13,631 14,541
Interest

expense
(3,770) (6,049) (5,479) (3,786) (4,004)
Net

interest

income
8,122 9,407 9,062 9,845 10,537
Fee

and

commission

income
8,641 9,122 8,893 8,751 8,570
Fee

and

commission

expense
(2,070) (2,362) (2,084) (1,937) (1,802)
Net

fee

and

commission

income
6,571 6,760 6,809 6,814 6,768
Other

income
7,073 5,465 5,265 4,417 4,146
Total

income
21,766 21,632 21,136 21,076 21,451
Credit

impairment

charges
(4,838) (1,912) (1,468) (2,336) (2,373)
Operating

costs
(13,434) (13,359) (13,627) (13,884) (14,565)
UK

bank

levy

(299) (226) (269) (365) (410)
Operating

expenses

(13,733)
(13,585) (13,896) (14,249) (14,975)
GMP

charge

-
- (140) - -
Litigation

and

conduct
(153)
(1,849) (2,207) (1,207) (1,363)
Total

operating

expenses
(13,886)
(15,434) (16,243) (15,456) (16,338)
Other

net

income
23
71 69 257 490
Profit

before

tax
3,065
4,357 3,494 3,541 3,230
Tax

charge
(604)
(1,003) (911) (2,066) (865)
Profit

after

tax

in

respect

of

continuing

operations
2,461
3,354 2,583 1,475 2,365
(Loss)/profit

after

tax

in

respect

of

discontinued

operation
-
- - (2,195) 591
Non-controlling

interests

in

respect

of

continuing

operations
(78)
(80) (234) (249) (346)
Non-controlling

interests

in

respect

of

discontinued

operation
-
- - (140) (402)
Other

equity

instrument

holders
(857)
(813) (752) (639) (457)
Attributable

profit/(loss)
1,526
2,461 1,597 (1,748) 1,751
Selected

financial

statistics
Basic

earnings/(loss)

per

share
8.8p
14.3p 9.4p (10.3p) 10.4p
Diluted

earnings/(loss)

per

share
8.6p
14.1p 9.2p (10.1p) 10.3p
Dividend

per

ordinary

share
1.0p
3.0p 6.5p 3.0p 4.5p
Return

on

average

shareholders’

equity
2.7%
4.5% 3.1% (3.1%) 3.0%
Return

on

average

tangible

shareholders’

equity
3.2%
5.3% 3.6% (3.6%) 3.6%
Cost:

income

ratio
64%
71% 77% 73% 76%
Return

on

average

total

assets
0.11%
0.19% 0.13% (0.14%) 0.13%
Dividend

payout

ratio
b -
49% 48% (29%) 43%
Average

total

equity

to

average

total

assets
4.9%
5.2% 5.2% 5.7% 5.3%
Performance

measures

excluding

litigation

and

conduct
a
Profit

before

tax
3,218
6,206 5,701 4,748 4,593
Attributable

profit/(loss)
1,638
4,194 3,733

(598)
3,036
Return

on

average

tangible

shareholders’

equity
3.4%
9.0% 8.5% (1.2%) 6.2%
Cost:

income

ratio
63%
63% 66% 68% 70%

Note
a

Refer

to

the

Non

-IFRS

performance

measures

section

for

further

information

and

calculations

of

performance

measures

excluding

litigation

and

conduct

.
b

Total

dividends

paid

to

ordinary

equity

holders

of

the

parent

during

the

year

divided

by

profit

after

tax

attributable

to

ordinary

equity

holders

of

the

parent.
The

financial

information

above

is

extracted

from

the

published

accounts.

This

information

should

be

read

together

with

the

information

included
in

the

accompanying

consolidated

financial

statements.

Financial

review

Income

statement

commentary

188

Barclays

PLC

2020

Annual

Report

on

Form

20-F
2020

compared

to

2019
RoE

was

2.7%

(2019:

4.5%).

Statutory

RoTE

was

3.2%

(2019:

5.3%)

and

statutory

EPS

was

8.8p

(2019:

14.3p).
Profit

before

tax

was

£3,065m

(2019:

£4,357m).

Excluding

litigation

and

conduct,

profit

before

tax

was

£3,218m

(2019:

£6,206m).
Pre-provision

profits
a

were

broadly

stable

at

£8,056m

despite

the

pandemic,

benefitting

from

the

Group’s

diversified

business

model,

which
included

a

strong

performance

in

CIB

offset

by

headwinds

in

Barclays

UK

and

CC&P.
Total

income

increased

to

£21,766m

(2019:

£21,632m).

Barclays

UK

income

decreased

14%.

Barclays

International

income

increased

8%,

with
CIB

income

up

22%

and

CC&P

income

down

22%.
Credit

impairment

charges

increased

to

£4,838m

(2019:

£1,912m)

due

to

the

deterioration

in

economic

outlook

driven

by

the

COVID-19
pandemic.

The

current

year

charge

is

broadly

driven

by

£2,323m

of

non-default

provision

for

expected

future

customer

and

client

stress

and
£800m

of

single

name

wholesale

loan

charges.

The

expected

credit

loss

(ECL)

provision

remains

highly

uncertain

as

the

economic

impact

of
the

global

pandemic

continues

to

evolve.
Operating

expenses

increased

1%

to

£13,733m,

including

structural

cost

actions

and

additional

COVID-19

related

costs,

resulting

in

a

cost:
income

ratio

of

64%

(2019:

71%).

The

cost:

income

ratio,

excluding

litigation

and

conduct,

was

63%

(2019:

63%).

Excluding

structural

cost
actions

of

£368m

(2019:

£150m)

and

£95m

spend

to

date

of

Barclays’

COVID-19

Community

Aid

Package,

operating

expenses

would

have
been

£13,270m

(2019:

£13,435m),

reflecting

disciplined

cost

management

and

efficiencies,

resulting

in

a

cost:

income

ratio

of

61%

(2019:
62%).
Attributable

profit

was

£1,526m

(2019:

£2,461m),

generating

a

RoE

of

2.7%

(2019:

4.5%)

and

EPS

of

8.8p

(2019:

14.3p).

Excluding

litigation
and

conduct,

attributable

profit

was

£1,638m

(2019:

£4,194m),

generating

a

RoTE

of

3.4%

(2019:

9.0%)

and

EPS

of

9.5p

(2019:

24.4p).
Please

refer

to

the

Financial

review

section

in

the

Annual

Report

on

Form

20-F

2019

for

a

comparative

discussion

of

2019

financial

results
compared

to

2018.

Note
a

Excluding

litigation

and

conduct.

Financial

review

Consolidated

summary

balance

sheet
189

Barclays

PLC

2020

Annual

Report

on

Form

20-F
2020
2019 2018 2017 2016
As

at

31

December
£m
£m £m £m £m
Assets
Cash

and

balances

at

central

banks

191,127 150,258 177,069 171,082 102,353
Cash

collateral

and

settlement

balances
101,367 83,256 77,222 77,168 90,135
Loans

and

advances

at

amortised

cost
342,632 339,115 326,406 324,048 345,900
Reverse

repurchase

agreements

and

other

similar

secured

lending
9,031 3,379 2,308 12,546 13,454
Trading

portfolio

assets
127,950 114,195 104,187 113,760 80,240
Financial

assets

at

fair

value

through

the

income

statement
175,151 133,086 149,648 116,281 78,608
Derivative

financial

instruments
302,446 229,236 222,538 237,669 346,626
Financial

investments
-

-

-

58,915 63,317
Financial

assets

at

fair

value

through

other

comprehensive

income
78,688 65,750 52,816
-

-

Assets

included

in

disposal

groups

classified

as

held

for

sale
-

-

-

1,193 71,454
Other

assets
21,122 21,954 21,089 20,586 21,039
Total

assets
1,349,514 1,140,229 1,133,283 1,133,248 1,213,126
Liabilities
Deposits

at

amortised

cost
481,036 415,787 394,838 398,701 390,744
Cash

collateral

and

settlement

balances
85,423 67,341 67,522 68,143 80,648
Repurchase

agreements

and

other

similar

secured

borrowings
14,174 14,517 18,578 40,338 19,760
Debt

securities

in

issue
a 75,796 76,369 82,286 73,314 75,932
Subordinated

liabilities
16,341 18,156 20,559 23,826 23,383
Trading

portfolio

liabilities

47,405 36,916 37,882 37,351 34,687
Financial

liabilities

designated

at

fair

value
249,765 204,326 216,834 173,718 96,031
Derivative

financial

instruments
300,775 229,204 219,643 238,345 340,487
Liabilities

included

in

disposal

groups

classified

as

held

for

sale
-

-

-

-

65,292
Other

liabilities
11,917 11,953 11,362 13,496 14,797
Total

liabilities
1,282,632 1,074,569 1,069,504 1,067,232 1,141,761
Equity
Called

up

share

capital

and

share

premium
4,637 4,594 4,311 22,045 21,842
Other

equity

instruments
11,172
10,871 9,632 8,941 6,449
Other

reserves
4,461 4,760 5,153 5,383 6,051
Retained

earnings

45,527 44,204 43,460 27,536 30,531
Total

equity

excluding

non-controlling

interests
65,797 64,429 62,556 63,905 64,873
Non-controlling

interests
1,085 1,231 1,223 2,111 6,492
Total

equity
66,882 65,660 63,779 66,016 71,365
Total

liabilities

and

equity
1,349,514
1,140,229 1,133,283 1,133,248 1,213,126
Net

asset

value

per

ordinary

share
315p 309p 309p 322p 344p
Tangible

net

asset

value

per

share
269p 262p 262p 276p 290p
Number

of

ordinary

shares

of

Barclays

PLC

(in

millions)
17,359 17,322 17,133 17,060 16,963
Year

-end

USD

exchange

rate
1.37 1.32 1.28 1.35 1.23
Year

-end

EUR

exchange

rate
1.11 1.18 1.12 1.13 1.17
Note
a

Debt

securities

in

issue

include

covered

bonds

of

£6.2bn

(2019:

£7.0bn).

Financial

review

Balance

sheet

commentary
190

Barclays

PLC

2020

Annual

Report

on

Form

20-F
Total

assets
Total

assets

increased

£210bn

to

£1,350bn.

Cash

and

balances

at

central

banks

increased

by

£41bn

to

£191bn

and

financial

assets

at

fair

value

through

other

comprehensive

income
increased

£13bn

to

£79bn,

due

to

an

increase

in

the

liquidity

pool

predominantly

driven

by

an

increase

in

customer

deposits.

Derivative

financial

instrument

assets

increased

£73bn

to

£302bn,

driven

by

a

decrease

in

major

interest

rate

curves

and

increased

client
activity.

Cash

collateral

and

settlement

balances

increased

by

£18bn

to

£101bn,

predominantly

due

to

increased

activity.

Loans

and

advances

at

amortised

cost

increased

£4bn

to

£343bn,

which

reflected

£12bn

of

lending

under

the

government

backed

loan
schemes

and

£5bn

of

mortgage

growth,

partially

offset

by

lower

unsecured

lending

balances
Trading

portfolio

assets

increased

£14bn

to

£128bn

due

to

increased

client

activity

and

financial

assets

at

fair

value

through

the

income
statement

increased

£42bn

to

£175bn

due

to

reverse

repurchase

agreements

and

similar

secured

lending.

Total

liabilities
Total

liabilities

increased

£208bn

to

£1,283bn.

Deposits

at

amortised

cost

increased

£65bn

to

£481bn

primarily

due

to

CIB

clients

increasing

liquidity,

and

lower

consumer

spending

levels

Derivative

financial

instruments

liabilities

increased

£72bn

to

£301bn,

driven

by

a

decrease

in

major

interest

rate

curves

and

increased

client
activity.

This

is

consistent

with

the

movement

in

derivative

financial

instrument

assets.

Cash

collateral

and

settlement

balances

increased

by
£18bn

to

£85bn

predominantly

due

to

increased

activity.
Trading

portfolio

liabilities

increased

£10bn

due

to

increased

client

activity

to

£47bn

and

financial

liabilities

designated

at

fair

value

increased

by
£45bn

due

to

repurchase

agreements

and

similar

secured

borrowing.
Total

shareholders’

equity
Total

shareholders’

equity

increased

£1.4bn

to

£65.8bn.

Other

equity

instruments

increased

£0.3bn

to

£11.2bn

due

to

the

issuance

of

a

$1.5bn

AT1

instrument,

partially

offset

by

a

redemption

of

a
€1.0bn

AT1

instrument.

AT1

securities

are

perpetual

subordinated

contingent

convertible

securities

structured

to

qualify

as

AT1

instruments
under

prevailing

capital

rules

applicable

as

at

the

relevant

issue

date.

The

cash

flow

hedging

reserve

increased

£0.6bn

to

£1.6bn

as

a

result

of

fair

value

movements

on

interest

rate

swaps

held

for

hedging

purposes
due

to

a

decrease

in

major

interest

rate

curves.
The

currency

translation

reserve

decreased

£0.4bn

to

£2.9bn

due

to

strengthening

of

GBP

against

USD

of

4%,

when

comparing

year-end
closing

rates.

The

own

credit

reserve

decreased

£0.6bn

to

£1.0bn

debit,

principally

reflecting

Barclays’

lower

cost

of

funding.

Retained

earnings

increased

£1.3bn

to

£45.5bn

mainly

due

to

profits

of

£1.5bn.

Net

asset

value

per

share

increased

to

315p.

Tangible

net

asset

value

per

share

increased

7p

to

269p

as

9p

earnings

per

share

were

offset

by
net

negative

reserve

movements

of

2p.

Financial

review

Analysis

of

results

by

business
191

Barclays

PLC

2020

Annual

Report

on

Form

20-F
Barclays

UK
2020 2019 2018
£m £m £m
Income

statement

information
Net

interest

income
5,234 5,888 6,028
Net

fee,

commission

and

other

income
1,113 1,465 1,355
Total

income
6,347 7,353 7,383
Credit

impairment

charges
(1,467) (712) (826)
Net

operating

income
4,880 6,641 6,557
Operating

costs

(4,270) (3,996) (4,075)
UK

bank

levy
(50) (41) (46)
Operating

expenses
(4,320) (4,037) (4,121)
Litigation

and

conduct
(32) (1,582) (483)
Total

operating

expenses
(4,352) (5,619) (4,604)
Other

net

income
18 - 3
Profit

before

tax
546 1,022 1,956
Attributable

profit
325 281 1,198
Balance

sheet

information
Loans

and

advances

to

customers

at

amortised

cost
£205.4bn £193.7bn £187.6bn
Total

assets
£289.1bn £257.8bn £249.7bn
Customer

deposits

at

amortised

cost
£240.5bn £205.5bn £197.3bn
Loan:

deposit

ratio
89% 96% 96%
Risk

weighted

assets
£73.7bn £74.9bn £75.2bn
Key

facts
Average

LTV

of

mortgage

portfolio
a 51% 51% 49%
Average

LTV

of

new

mortgage

lending
a
68% 68% 65%
Number

of

branches
859 963 1,058
Mobile

banking

active

customers
9.2m 8.4m 7.3m
30

day

arrears

rate

-

Barclaycard

Consumer

UK
1.7% 1.7% 1.8%
Number

of

employees

(full

time

equivalent)
21,300 21,400 22,600
Performance

measures
Return

on

average

allocated

equity
2.4% 2.0% 8.8%
Return

on

average

allocated

tangible

equity
3.2% 2.7% 11.9%
Average

allocated

equity
£13.7bn £13.9bn £13.6bn
Average

allocated

tangible

equity
£10.1bn £10.3bn £10.0bn
Cost:

income

ratio
69% 76% 62%
Loan

loss

rate

(bps)
68 36 43
Net

interest

margin

2.61% 3.09% 3.23%
Performance

measures

excluding

litigation

and

conduct
b
Profit

before

tax
578 2,604 2,439
Attributable

profit
343 1,813 1,670
Return

on

average

allocated

tangible

equity
3.4% 17.5% 16.7%
Cost:

income

ratio
68% 55% 56%

Notes
a

Average

loan

to

value

of

mortgages

is

balance

weighted

and

reflects

both

residential

and

BTL

mortgage

portfolios

within

the

Home

Loans

portfolio.
b

Refer

to

the

Non

-IFRS

performance

measures

section

for

further

information

and

calculations

of

performance

measures

excluding

litigation

and

conduct

.

Financial

review

Analysis

of

results

by

business
192

Barclays

PLC

2020

Annual

Report

on

Form

20-F
Analysis

of

Barclays

UK
2020 2019 2018
£m £m £m
Analysis

of

total

income
Personal

Banking
3,522 4,009 4,006
Barclaycard

Consumer

UK
1,519 1,992 2,104
Business

Banking
1,306 1,352 1,273
Total

income
6,347 7,353 7,383
Analysis

of

credit

impairment

charges
Personal

Banking
(380) (195) (173)
Barclaycard

Consumer

UK
(881) (472) (590)
Business

Banking
(206) (45) (63)
Total

credit

impairment

charges
(1,467) (712) (826)
Analysis

of

loans

and

advances

to

customers

at

amortised

cost
Personal

Banking
£157.3bn £151.9bn £146.0bn
Barclaycard

Consumer

UK
£9.9bn £14.7bn £15.3bn
Business

Banking
£38.2bn £27.1bn £26.3bn
Total

loans

and

advances

to

customers

at

amortised

cost
£205.4bn £193.7bn £187.6bn
Analysis

of

customer

deposits

at

amortised

cost
Personal

Banking
£179.7bn £159.2bn £154.0bn
Barclaycard

Consumer

UK
£0.1bn - -
Business

Banking
£60.7bn £46.3bn £43.3bn
Total

customer

deposits

at

amortised

cost
£240.5bn £205.5bn £197.3bn
2020

compared

to

2019
Profit

before

tax

was

£546m

and

RoE

was

2.4%

(2019:

2.0%).

Profit

before

tax,

excluding

litigation

and

conduct,

decreased

78%

to

£578m.
RoTE

was

3.4%

(2019:

17.5%)

reflecting

a

challenging

operating

environment

and

materially

higher

credit

impairment

charges.
Total

income

decreased

14%

to

£6,347m.

Net

interest

income

reduced

11%

to

£5,234m

with

a

net

interest

margin

of

2.61%

(2019:

3.09%).

Net
fee,

commission

and

other

income

decreased

24%

to

£1,113m

.
Personal

Banking

income

decreased

12%

to

£3,522m,

reflecting

deposit

margin

compression

from

lower

interest

rates,

lower

unsecured

lending
balances,

and

COVID-19

customer

support

actions,

partially

offset

by

balance

growth

in

deposits

and

mortgages,

as

well

as

the

transfer

of
Barclays

Partner

Finance

(BPF)

from

Barclays

International

in

Q220.
Barclaycard

Consumer

UK

income

decreased

24%

to

£1,519m

as

reduced

borrowing

and

spend

levels

by

customers

resulted

in

a

lower

level

of
interest

earning

lending

(IEL)

balances,

as

well

as

lower

debt

sales.
Business

Banking

income

decreased

3%

to

£1,306m

due

to

deposit

margin

compression

from

lower

interest

rates,

lower

transactional

fee
volumes

as

a

result

of

COVID-19

and

related

customer

support

actions,

partially

offset

by

lending

and

deposit

balance

growth

from

continued
support

for

SMEs

through

£11.0bn

of

BBLS

and

CBILS

loans.
Credit

impairment

charges

increased

to

£1,467m

(2019:

£712m)

due

to

the

deterioration

in

economic

outlook

driven

by

the

COVID-19
pandemic.

The

current

year

charge

is

broadly

driven

by

£847m

of

non-default

provision

for

expected

future

customer

and

client

stress.

As

at

31
December

2020,

30

and

90

day

arrears

rates

in

UK

cards

were

1.7%

(Q419:

1.7%)

and

0.8%

(Q419:

0.8%)

respectively.
Operating

expenses

increased

7%

to

£4,320m

reflecting

investment

spend

including

structural

cost

actions,

higher

servicing

and

financial
assistance

costs,

and

the

transfer

of

BPF,

partially

offset

by

efficiency

savings.
Loans

and

advances

to

customers

at

amortised

cost

increased

6%

to

£205.4bn

predominantly

from

continued

support

for

SMEs

through
£11.0bn

of

BBLS

and

CBILS

lending,

£5.1bn

of

mortgage

growth

following

a

strong

flow

of

new

applications

as

well

as

strong

customer
retention

and

the

£2.4bn

transfer

of

BPF,

partially

offset

by

£6.6bn

lower

unsecured

lending

balances.
Customer

deposits

at

amortised

cost

increased

17%

to

£240.5bn

reflecting

an

increase

of

£20.5bn

and

£14.4bn

in

Personal

Banking

and
Business

Banking

respectively,

further

strengthening

the

liquidity

position

and

contributing

to

a

loan:

deposit

ratio

of

89%

(2019:

96%).
RWAs

decreased

to

£73.7bn

(December

2019:

£74.9bn)

driven

by

lower

unsecured

lending

balances,

partially

offset

by

growth

in

mortgages
and

the

transfer

of

BPF.
Please

refer

to

the

Financial

review

section

in

the

Annual

Report

on

Form

20-F

2019

for

a

comparative

discussion

of

2019

financial

results
compared

to

2018.

Financial

review

Analysis

of

results

by

business
193

Barclays

PLC

2020

Annual

Report

on

Form

20-F
Barclays

International
2020 2019 2018
£m £m £m
Income

statement

information
Net

interest

income
3,282 3,941 3,815
Net

trading

income
6,920 4,199 4,450
Net

fee,

commission

and

other

income
5,719 6,535 5,761
Total

income
15,921
14,675 14,026
Credit

impairment

charges
(3,280)
(1,173) (658)
Net

operating

income
12,641 13,502 13,368
Operating

costs
(8,765) (9,163) (9,324)
UK

bank

levy

(240) (174) (210)
Operating

expenses
(9,005) (9,337) (9,534)
Litigation

and

conduct
(48) (116) (127)
Total

operating

expenses
(9,053) (9,453) (9,661)
Other

net

income
28 69 68
Profit

before

tax
3,616 4,118 3,775
Attributable

profit
2,220 2,816 2,599
Balance

sheet

information
Loans

and

advances

at

amortised

cost
£122.7bn
£132.8bn £127.2bn
Trading

portfolio

assets
£127.7bn
£113.3bn £104.0bn
Derivative

financial

instrument

assets

£301.8bn
£228.9bn £222.1bn
Financial

assets

at

fair

value

through

the

income

statement
£170.7bn
£128.4bn £144.7bn
Cash

collateral

and

settlement

balances
£97.5bn
£79.4bn £74.3bn
Other

assets
£221.4bn
£178.6bn £189.8bn
Total

assets
£1,041.8bn £861.4bn £862.1bn
Deposits

at

amortised

cost
£240.5bn £210.0bn £197.2bn
Derivative

financial

instrument

liabilities
£300.4bn £228.9bn £219.6bn
Loan:

deposit

ratio
51% 63% 65%
Risk

weighted

assets
£222.3bn £209.2bn £210.7bn
Key

facts
Number

of

employees

(full

time

equivalent)
10,800 11,200 12,400
Performance

measures
Return

on

average

allocated

equity
6.9% 8.7% 8.1%
Return

on

average

allocated

tangible

equity
7.1% 9.0% 8.4%
Average

allocated

equity
£32.1bn £32.2bn £32.3bn
Average

allocated

tangible

equity
£31.5bn £31.2bn £31.0bn
Cost:

income

ratio
57% 64% 69%
Loan

loss

rate

(bps)
257 86 50
Net

interest

margin
3.64% 4.07% 4.11%
Performance

measures

excluding

litigation

and

conduct
a
Profit

before

tax
3,664 4,234 3,902
Attributable

profit
2,258 2,906 2,705
Return

on

average

allocated

tangible

equity
7.2% 9.3% 8.7%
Cost:

income

ratio
57% 64% 68%

Note
a

Refer

to

the

Non

-IFRS

performance

measures

section

for

further

information

and

calculations

of

performance

measures

excluding

litigation

and

conduct

.

Financial

review

Analysis

of

results

by

business
194

Barclays

PLC

2020

Annual

Report

on

Form

20-F
Analysis

of

Barclays

International
2020 2019 2018
Corporate

and

Investment

Bank
£m £m £m
Income

statement

information
FICC 5,138 3,364 2,863
Equities 2,471 1,887 2,037
Markets 7,609 5,251 4,900
Advisory 561 776 708
Equity

capital

markets
473 329 300
Debt

capital

markets
1,697 1,430 1,523
Banking

fees
2,731 2,535 2,531
Corporate

lending
590 765 878
Transaction

banking
1,546 1,680 1,627
Corporate 2,136 2,445 2,505
Other a - - (171)
Total

income
12,476 10,231 9,765
Credit

impairment

(charges)/releases
(1,559) (157) 150
Net

operating

income
10,917 10,074 9,915
Operating

costs
(6,689) (6,882) (7,093)
UK

bank

levy
(226) (156) (188)
Operating

expenses
(6,915) (7,038) (7,281)
Litigation

and

conduct
(4) (109) (68)
Total

operating

expenses

(6,919) (7,147) (7,349)
Other

net

income
6 28 27
Profit

before

tax
4,004
2,955 2,593
Attributable

profit
2,554
1,980 1,781
Balance

sheet

information
Loans

and

advances

at

amortised

cost
£92.4bn £92.0bn £86.4bn
Trading

portfolio

assets
£127.5bn £113.3bn £104.0bn
Derivative

financial

instrument

assets
£301.7bn £228.8bn £222.1bn
Financial

assets

at

fair

value

through

the

income

statement
£170.4bn £127.7bn £144.2bn
Cash

collateral

and

settlement

balances
£96.7bn £78.5bn £73.4bn
Other

assets
£194.9bn £155.3bn £160.4bn
Total

assets
£983.6bn £795.6bn £790.5bn
Deposits

at

amortised

cost
£175.2bn £146.2bn £136.3bn
Derivative

financial

instrument

liabilities
£300.3bn £228.9bn £219.6bn
Risk

weighted

assets
£192.2bn £171.5bn £170.9bn
Performance

measures
Return

on

average

allocated

equity
9.4% 7.6% 6.8%
Return

on

average

allocated

tangible

equity
9.5% 7.6% 6.9%
Average

allocated

equity
£27.0bn £25.9bn £26.2bn
Average

allocated

tangible

equity
£27.0bn £25.9bn £26.0bn
Cost:

income

ratio
55% 70% 75%
Performance

measures

excluding

litigation

and

conduct
b
Profit

before

tax
4,008 3,064 2,661
Attributable

profit
2,556 2,064 1,843
Return

on

average

allocated

tangible

equity
9.5% 8.0% 7.1%
Cost:

income

ratio
55% 69% 75%

Notes
a

From

2019,

treasury

items

previously

included

in

Other

have

been

allocated

to

businesses.
b

Refer

to

the

non-IFRS

performance

measures

section

for

further

information

and

calculations

of

performance

measures

excluding

litigation

and

conduct

.

Financial

review

Analysis

of

results

by

business
195

Barclays

PLC

2020

Annual

Report

on

Form

20-F
Analysis

of

Barclays

International
2020 2019 2018
Consumer,

Cards

and

Payments
£m £m £m
Income

statement

information
Net

interest

income
2,198 2,822 2,731
Net

fee,

commission,

trading

and

other

income

1,247 1,622 1,530
Total

income
3,445 4,444 4,261
Credit

impairment

charges
(1,721) (1,016) (808)
Net

operating

income
1,724 3,428 3,453
Operating

costs
(2,076) (2,281) (2,231)
UK

bank

levy
(14) (18) (22)
Operating

expenses
(2,090) (2,299) (2,253)
Litigation

and

conduct
(44) (7) (59)
Total

operating

expenses
(2,134) (2,306) (2,312)
Other

net

income
22 41 41
(Loss)/profit

before

tax
(388) 1,163 1,182
Attributable

(loss)/profit
(334)
836 818
Balance

sheet

information
Loans

and

advances

at

amortised

cost
£30.3bn £40.8bn £40.8bn
Total

assets
£58.2bn £65.8bn £71.6bn
Deposits

at

amortised

cost
£65.3bn £63.8bn £60.9bn
Risk

weighted

assets
£30.1bn £37.7bn £39.8bn
Key

facts
30

day

arrears

rates

-

Barclaycard

US
2.5% 2.7% 2.7%
US

cards

customer

FICO

score

distribution
<660 13% 14% 14%
>660 87% 86% 86%
Total

number

of

Barclaycard

payments

clients
c.365,000 c.376,000 c.374,000
Value

of

payments

processed
a £274bn £354bn £344bn
Performance

measures
Return

on

average

allocated

equity
(6.6%) 13.3% 13.5%
Return

on

average

allocated

tangible

equity
(7.5%) 15.8% 16.5%
Average

allocated

equity
£5.1bn £6.3bn £6.1bn
Average

allocated

tangible

equity
£4.5bn
£5.3bn £5.0bn
Cost:

income

ratio
62% 52% 54%
Loan

loss

rate

(bps)
517 234 185
Performance

measures

excluding

litigation

and

conduct
b
(Loss)/profit

before

tax
(344) 1,170 1,241
Attributable

(loss)/profit
(298) 842 862
Return

on

average

allocated

tangible

equity
(6.7%) 15.9% 17.3%
Cost:

income

ratio
61% 52% 53%

Notes
a

Includes

£268bn

(2019:

£272bn;

2018:

£268bn)

of

merchant

acquiring

payments

.
b

Refer

to

the

Non

-IFRS

performance

measures

section

for

further

information

and

calculations

of

performance

measures

excluding

litigation

and

conduct

.

Financial

review

Analysis

of

results

by

business
196

Barclays

PLC

2020

Annual

Report

on

Form

20-F
2020

compared

to

2019
Profit

before

tax

was

£3,616m.

RoE

was

6.9%

(2019:

8.7%),

CIB

RoE

was

9.4%

(2019:

7.6%)

and

CC&P

RoE

was

(6.6)%

(2019:

13.3%).

Profit
before

tax,

excluding

litigation

and

conduct,

decreased

13%

to

£3,664m

with

a

RoTE

of

7.2%

(2019:

9.3%),

reflecting

a

RoTE

of

9.5%

(2019:
8.0%)

in

CIB

and

(6.7)%

(2019:

15.9%)

in

CC&P.
Total

income

increased

to

£15,921m

(2019:

£14,675m).
CIB

income

increased

22%

to

£12,476m

driven

by

Markets

and

Banking

which

both

had

their

best

ever

year

on

a

comparable

basis
a .
Markets

income

increased

45%

to

£7,609m

reflecting

gains

in

market

share

as

well

as

an

increase

in

market

size
b
.

FICC

income

increased

53%
to

£5,138m

driven

by

strong

performances

in

macro

and

credit,

mainly

reflecting

wider

spreads.

Equities

income

increased

31%

to

£2,471m
driven

by

derivatives

and

cash

due

to

higher

levels

of

client

activity

and

volatility.
Banking

fees

income

increased

8%

to

£2,731m

as

a

strong

performance

in

equity

and

debt

capital

markets,

driven

by

market

size,

was

offset

by
lower

fee

income

in

advisory,

which

was

impacted

by

a

reduced

fee

pool
c .
Within

Corporate,

Transaction

banking

income

decreased

8%

to

£1,546m

as

deposit

balance

growth

was

more

than

offset

by

margin
compression.

Corporate

lending

income

decreased

by

23%

to

£590m

reflecting

c.

£210m

of

losses

on

the

mark

to

market

of

lending

and

related
hedge

positions,

and

the

carry

costs

of

those

hedges.
CC&P

income

decreased

22%

to

£3,445m

reflecting

lower

cards

balances,

margin

compression

and

reduced

payments

activity,

which

were
impacted

by

the

COVID-19

pandemic,

and

the

transfer

of

BPF

to

Barclays

UK

in

Q220.

Q220

included

a

c.£100m

valuation

loss

on

Barclays’
preference

shares

in

Visa

Inc.

resulting

from

the

impact

of

the

Supreme

Court

ruling

concerning

charges

paid

by

merchants.
Credit

impairment

charges

increased

to

£3,280m

(2019:

£1,173m).

CIB

credit

impairment

charges

increased

to

£1,559m

(2019:

£157m)

due

to
the

deterioration

in

economic

outlook

driven

by

the

COVID-19

pandemic.

The

current

year

charge

is

broadly

driven

by

£711m

of

non-default
provision

for

future

expected

customer

and

client

stress

and

c.£800m

of

single

name

wholesale

loan

charges.

CC&P

credit

impairment

charges
increased

to

£1,721m

(2019:

£1,016m)

due

to

the

deterioration

in

economic

outlook

driven

by

the

COVID-19

pandemic.

The

current

year

charge
is

broadly

driven

by

£752m

of

non-default

provisions

for

future

expected

customer

and

client

stress.

As

at

31

December

2020,

30

and

90

day
arrears

in

US

cards

were

2.5%

(Q419:

2.7%)

and

1.4%

(Q419:

1.4%)

respectively.
Operating

expenses

decreased

4%

to

£9,005m.

CIB

operating

expenses

decreased

2%

to

£6,915m

due

to

cost

efficiencies

and

discipline

in

the
current

environment

partially

offset

by

a

higher

bank

levy

charge

mainly

due

to

the

non-recurrence

of

prior

year

adjustments.

CC&P

operating
expenses

decreased

9%

to

£2,090m

reflecting

cost

efficiencies,

lower

marketing

spend

due

to

the

impacts

of

the

COVID-19

pandemic

and
transfer

of

BPF.
Loans

and

advances

at

amortised

cost

decreased

£10.1bn

to

£122.7bn

due

to

lower

unsecured

lending

balances

in

CC&P.
Trading

portfolio

assets

increased

£14.4bn

to

£127.7bn

due

to

increased

client

activity.
Derivative

financial

instruments

assets

increased

£72.9bn

and

liabilities

increased

£71.5bn

to

£301.8bn

and

£300.4bn

respectively

driven

by

a
decrease

in

major

interest

rate

curves

and

increased

client

activity.
Financial

assets

at

fair

value

through

the

income

statement

increased

£42.3bn

to

£170.7bn

driven

by

reverse

repurchase

agreements

and
similar

secured

lending.
Cash

collateral

and

settlements

increased

£18.1bn

to

£97.5bn

predominantly

due

to

increased

activity.
Other

assets

increased

£42.8bn

to

£221.4bn

due

to

an

increase

in

cash

at

central

banks

and

securities

within

the

liquidity

pool.
Deposits

at

amortised

cost

increased

£30.5bn

to

£240.5bn

due

to

CIB

clients

increasing

liquidity.
RWAs

increased

to

£222.3bn

(December

2019:

£209.2bn)

primarily

due

to

increased

market

volatility,

client

activity

and

a

reduction

in

credit
quality

within

CIB,

partially

offset

by

lower

CC&P

balances.
Please

refer

to

the

Financial

review

section

in

the

Annual

Report

on

Form

20-F

2019

for

a

comparative

discussion

of

2019

financial

results
compared

to

2018.

Notes
a

Period

covering

Q114

–

Q420.

Pre

2014

financials

were

not

restated

following

re-

segmentation

in

Q116.
b

Data

source:

Coalition

Greenwich,

Preliminary

FY20

Competitor

Analysis.

Market

share

represents

Barclays

share

of

the

Global

Industry

Revenue

Pool.

Analysis

is

based
on

Barclays

internal

business

structure

and

internal

revenues
c

Data

source:

Dealogic

for

the

period

covering

1

January

to

31

December

2020.

Financial

review

Analysis

of

results

by

business
197

Barclays

PLC

2020

Annual

Report

on

Form

20-F
Head

Office
2020 2019 2018
£m £m £m
Income

statement

information
Net

interest

income
(393) (422) (781)
Net

fee,

commission

and

other

income
(109) 26 508
Total

income

(502)
(396) (273)
Credit

impairment

(charges)/releases
(91)
(27) 16
Net

operating

expenses
(593) (423) (257)
Operating

costs
(399) (200) (228)
UK

bank

levy
(9) (11) (13)
Operating

expenses
(408) (211) (241)
GMP

charge

- - (140)
Litigation

and

conduct
(73) (151) (1,597)
Total

operating

expenses
(481) (362) (1,978)
Other

net

(expenses)/income
(23) 2 (2)
Loss

before

tax

(1,097) (783) (2,237)
Attributable

loss
(1,019) (636) (2,200)
Balance

sheet

information
Total

assets
£18.6bn
£21.0bn £21.5bn
Risk

weighted

assets
£10.2bn
£11.0bn £26.0bn
Key

facts
Number

of

employees

(full

time

equivalent)
50,900 48,200 48,500
Performance

measures
Average

allocated

equity
£10.6bn £8.5bn £6.2bn
Average

allocated

tangible

equity
£6.7bn £5.1bn £3.1bn
Performance

measures

excluding

litigation

and

conduct
a
Loss

before

tax
(1,024)
(632) (640)
Attributable

loss
(963)
(525) (642)

Note
a

Refer

to

the

Non

-IFRS

performance

measures

section

for

further

information

and

calculations

of

performance

measures

excluding

litigation

and

conduct

.

2020

compared

to

2019
Loss

before

tax

was

£1,097m

(2019:

£783m).

Loss

before

tax,

excluding

litigation

and

conduct,

was

£1,024m

(2019:

£632m).
Total

income

was

an

expense

of

£502m

(2019:

£396m),

which

reflected

treasury

items

and

hedge

accounting,

mark-to-market

losses

on

legacy
investments

and

funding

costs

on

legacy

capital

instruments,

including

£85m

from

repurchases

of

some

of

the

Barclays

Bank

PLC

7.625%
Contingent

Capital

Notes.

This

was

partially

offset

by

the

recognition

of

dividends

on

Barclays’

stake

in

Absa

Group

Limited.
Credit

impairment

increased

to

£91m

(2019:

£27m)

due

to

the

deterioration

in

economic

outlook

driven

by

the

COVID-19

pandemic.

The

current
year

charge

is

broadly

driven

by

provision

for

future

expected

customer

stress

in

the

Italian

home

loan

portfolio.
Operating

expenses

were

£408m

(2019:

£211m),

which

included

c.£150m

of

cost

actions,

principally

related

to

the

discontinued

use

of

certain
software

assets

and

£95m

of

charitable

donations

from

Barclays’

COVID-19

Community

Aid

Package.
Other

net

expenses

were

£23m

(2019:

income

of

£2m),

which

included

a

fair

value

loss

on

an

investment

in

an

associate.
RWAs

decreased

to

£10.2bn

(December

2019:

£11.0bn)

driven

by

the

reduction

in

value

of

Barclays’

stake

in

Absa

Group

Limited.
Please

refer

to

the

Financial

review

section

in

the

Annual

Report

on

Form

20-F

2019

for

a

comparative

discussion

of

2019

financial

results
compared

to

2018.

Financial

review

Non-IFRS

performance

measures
198

Barclays

PLC

2020

Annual

Report

on

Form

20-F
The

Group’s

management

believes

that

the

non-IFRS

performance

measures

included

in

this

document

provide

valuable

information

to

the
readers

of

the

financial

statements

as

they

enable

the

reader

to

identify

a

more

consistent

basis

for

comparing

the

businesses’

performance
between

financial

periods,

and

provide

more

detail

concerning

the

elements

of

performance

which

the

managers

of

these

businesses

are

most
directly

able

to

influence

or

are

relevant

for

an

assessment

of

the

Group.

They

also

reflect

an

important

aspect

of

the

way

in

which

operating
targets

are

defined

and

performance

is

monitored

by

management.
However,

any

non-IFRS

performance

measures

in

this

document

are

not

a

substitute

for

IFRS

measures

and

readers

should

consider

the

IFRS
measures

as

well.
Non-IFRS

performance

measures

glossary
Measure Definition
Loan:

deposit

ratio
Loans

and

advances

at

amortised

cost

divided

by

deposits

at

amortised

cost.

The

components

of

the
calculation

have

been

included

on

page

154.
Period

end

allocated

tangible
equity
Allocated

tangible

equity

is

calculated

as

13.0%

(2019:

13.0%)

of

RWAs

for

each

business,

adjusted

for
capital

deductions,

excluding

goodwill

and

intangible

assets,

reflecting

the

assumptions

the

Group

uses
for

capital

planning

purposes.

Head

Office

allocated

tangible

equity

represents

the

difference

between
the

Group’s

tangible

shareholders’

equity

and

the

amounts

allocated

to

businesses.
Average

tangible
shareholders’

equity
Calculated

as

the

average

of

the

previous

month’s

period

end

tangible

equity

and

the

current

month’s
period

end

tangible

equity.

The

average

tangible

shareholders’

equity

for

the

period

is

the

average

of

the
monthly

averages

within

that

period.
Average

allocated

tangible
equity
Calculated

as

the

average

of

the

previous

month’s

period

end

allocated

tangible

equity

and

the

current
month’s

period

end

allocated

tangible

equity.

The

average

allocated

tangible

equity

for

the

period

is

the
average

of

the

monthly

averages

within

that

period.
Return

on

average

tangible
shareholders’

equity
Statutory

profit

after

tax

attributable

to

ordinary

equity

holders

of

the

parent,

as

a

proportion

of

average
shareholders’

equity

excluding

non-controlling

interests

and

other

equity

instruments

adjusted

for

the
deduction

of

intangible

assets

and

goodwill.

The

components

of

the

calculation

have

been

included

on
pages

201.
Return

on

average

allocated
tangible

equity
Statutory

profit

after

tax

attributable

to

ordinary

equity

holders

of

the

parent,

as

a

proportion

of

average
allocated

tangible

equity.

The

components

of

the

calculation

have

been

included

on

page

200.
Cost:

income

ratio
Total

operating

expenses

divided

by

total

income.
Loan

loss

rate
Quoted

in

basis

points

and

represents

total

impairment

charges

divided

by

gross

loans

and

advances
held

at

amortised

cost

at

the

balance

sheet

date.

The

components

of

the

calculation

have

been

included
on

page

114.
Net

interest

margin
Net

interest

income

divided

by

the

sum

of

average

customer

assets.

The

components

of

the

calculation
have

been

included

on

page

199.
Tangible

net

asset

value

per

share
Calculated

by

dividing

shareholders’

equity,

excluding

non-controlling

interests

and

other

equity
instruments,

less

goodwill

and

intangible

assets,

by

the

number

of

issued

ordinary

shares.

The
components

of

the

calculation

have

been

included

on

page

205.
Performance

measures
excluding

litigation

and
conduct
Calculated

by

excluding

litigation

and

conduct

charges

from

performance

measures.

The

components

of
the

calculations

have

been

included

on

pages

202

to

204.
Pre-provision

profits
Calculated

by

excluding

credit

impairment

charges

from

profit

before

tax.

The

components

of

the
calculation

have

been

included

on

pages

202

to

204.
Pre-provision

profits
excluding

litigation

and
conduct
Calculated

by

excluding

credit

impairment

charges,

and

litigation

and

conduct

charges

from

profit

before
tax.

The

components

of

the

calculation

have

been

included

on

pages

to

204.

Financial

review

Non-IFRS

performance

measures
199

Barclays

PLC

2020

Annual

Report

on

Form

20-F
Margins

analysis
2020 2019
Net

interest
income
Average
customer

assets
Net

interest
margin
Net

interest
income
Average
customer

assets
Net

interest
margin
For

the

year

ended

31

December
£m £m % £m £m %
Barclays

UK
5,234 200,317 2.61 5,888 190,849 3.09
Barclays

International
a,b 3,382 92,909 3.64 4,021 98,824 4.07
Total

Barclays

UK

and

Barclays

International
8,616 293,226 2.94 9,909 289,673 3.42
Other
c
(494) (502)
Total

Barclays

Group
8,122 9,407

Notes
a

Barclays

International

margins

include

IEL

balances

within

the

investment

banking

business.
b

Barclays

has

amended

the

presentation

of

the

premium

paid

for

purchased

financial

guarantees

which

are

embedded

in

notes

it

issues

directly

to

the

market.

From

Q420
onwards,

the

full

note

coupon

is

presented

as

interest

expense

within

net

interest

income.

The

financial

guarantee

element

of

the

coupon,

for

these

notes,

had

previously

been
recognised

in

net

investment

income.

The

reclassification

of

£99m

in

2020

has

caused

a

reduction

in

the

2020

Barclays

International

and

Barclays

Group

net

interest

margins
of

0.11%

and

0.03%

respectively.

Had

the

equivalent

2019

expenses

been

recognised

in

net

interest

income,

the

Barclays

International

and

Barclays

Group

net

interest
margins

would

have

been

4.04%

and

3.41%

respectively.
c

Other

includes

Head

Office

and

non-lending

related

investment

banking

businesses

not

included

in

Barclays

International

margins.
The

Group

net

interest

margin

decreased

48bps

to

2.94%.

Barclays

UK

net

interest

margin

decreased

48bps

to

2.61%

reflecting

the

impact

of
lower

UK

interest

rates,

COVID-19

customer

support

actions,

as

well

as

the

mix

impact

of

strong

mortgage

growth

and

lower

unsecured

lending
balances.

Barclays

International

net

interest

margin

decreased

43bps

to

3.64%

mainly

reflecting

lower

cards

balances.

The

Group

combined

product

and

equity

structural

hedge

notional

as

at

31

December

2020

was

£188bn,

with

an

average

duration

of

2.5

to

3
years.

Group

net

interest

income

includes

gross

structural

hedge

contributions

of

£1.7bn

(2019:

£1.8bn)

and

net

structural

hedge

contributions
of

£1.2bn

(2019:

£0.5bn).

Gross

structural

hedge

contributions

represent

the

absolute

level

of

interest

earned

from

the

fixed

receipts

on

the
basket

of

swaps

in

the

structural

hedge,

while

the

net

structural

hedge

contributions

represent

the

net

interest

earned

on

the

difference

between
the

structural

hedge

rate

and

prevailing

floating

rates.

Financial

review

Non-IFRS

performance

measures
200

Barclays

PLC

2020

Annual

Report

on

Form

20-F
Returns
Return

on

average

tangible

equity

is

calculated

as

profit

for

the

period

attributable

to

ordinary

equity

holders

of

the

parent

as

a

proportion

of
average

tangible

equity

for

the

period,

excluding

non-controlling

and

other

equity

interests

for

businesses.

Allocated

tangible

equity

has

been
calculated

as

13.0%

(2019:

13.0%)

of

RWAs

for

each

business,

adjusted

for

capital

deductions,

excluding

goodwill

and

intangible

assets,
reflecting

the

assumptions

the

Group

uses

for

capital

planning

purposes.

Head

Office

average

allocated

tangible

equity

represents

the
difference

between

the

Group’s

average

tangible

shareholders’

equity

and

the

amounts

allocated

to

businesses.
Profit/(loss)
attributable

to
ordinary

equity
holders

of

the
parent
Average

tangible

equity
Return

on
average
tangible

equity
£m £bn %
For

the

year

ended

31

December

2020
Barclays

UK
325 10.1 3.2

Corporate

and

Investment

Bank
2,554 27.0 9.5

Consumer,

Cards

and

Payments
(334) 4.5 (7.5)
Barclays

International
2,220 31.5 7.1
Head

Office
(1,019) 6.7 n/m
Barclays

Group
1,526 48.3 3.2
For

the

year

ended

31

December

2019
Barclays

UK
281 10.3 2.7

Corporate

and

Investment

Bank
1,980 25.9 7.6

Consumer,

Cards

and

Payments
836 5.3 15.8
Barclays

International
2,816 31.2 9.0
Head

Office
(636) 5.1 n/m
Barclays

Group
2,461 46.6 5.3
For

the

year

ended

31

December

2018
Barclays

UK
1,198 10.0 11.9

Corporate

and

Investment

Bank
1,781 26.0 6.9

Consumer,

Cards

and

Payments
818 5.0 16.5
Barclays

International
2,599 31.0 8.4
Head

Office
(2,200) 3.1 n/m
Barclays

Group
1,597 44.1 3.6

Financial

review

Non-IFRS

performance

measures
201

Barclays

PLC

2020

Annual

Report

on

Form

20-F
Profit/(loss)
attributable

to
ordinary

equity
holders

of

the
parent
Average

equity
Return

on
average
equity
£m £bn %
For

the

year

ended

31

December

2020
Barclays

UK
325 13.7 2.4

Corporate

and

Investment

Bank
2,554 27.0 9.4

Consumer,

Cards

and

Payments
(334) 5.1 (6.6)
Barclays

International
2,220 32.1 6.9
Head

Office
(1,019) 10.6 n/m
Barclays

Group
1,526 56.4 2.7
For

the

year

ended

31

December

2019
Barclays

UK
281 13.9 2.0

Corporate

and

Investment

Bank
1,980 25.9 7.6

Consumer,

Cards

and

Payments
836 6.3 13.3
Barclays

International
2,816 32.2 8.7
Head

Office
(636) 8.5 n/m
Barclays

Group
2,461 54.6 4.5
For

the

year

ended

31

December

2018
Barclays

UK
1,198 13.6 8.8

Corporate

and

Investment

Bank
1,781 26.2 6.8

Consumer,

Cards

and

Payments
818 6.1 13.5
Barclays

International
2,599 32.3 8.1
Head

Office
(2,200) 6.2 n/m
Barclays

Group
1,597 52.1 3.1

Financial

review

Non-IFRS

performance

measures
202

Barclays

PLC

2020

Annual

Report

on

Form

20-F
Performance

measures

excluding

litigation

and

conduct
For

the

year

ended

31

December

2020
Barclays

UK
Corporate

and
Investment
Bank
Consumer,
Cards

and
Payments
Barclays
International
Head

Office
Barclays
Group
Cost:

income

ratio
£m £m £m £m £m £m
Total

operating

expenses
(4,352) (6,919) (2,134) (9,053) (481) (13,886)
Impact

of

litigation

and

conduct
32 4 44 48 73 153
Operating

expenses
(4,320) (6,915) (2,090) (9,005) (408) (13,733)
Total

income
6,347 12,476 3,445 15,921 (502) 21,766
Cost:

income

ratio

excluding

litigation

and

conduct
68% 55% 61% 57% n/m 63%
Profit

before

tax
Profit/(loss)

before

tax
546 4,004 (388) 3,616 (1,097) 3,065
Impact

of

litigation

and

conduct
32 4 44 48 73 153
Profit/(loss)

before

tax

excluding

litigation

and

conduct
578 4,008 (344) 3,664 (1,024) 3,218
Profit

attributable

to

ordinary

equity

holders

of

the
parent
Attributable

profit/(loss)
325 2,554 (334) 2,220 (1,019) 1,526
Post-tax

impact

of

litigation

and

conduct
18 2 36 38 56 112
Profit/(loss)

attributable

to

ordinary

equity

holders

of
the

parent

excluding

litigation

and

conduct
343 2,556 (298) 2,258 (963) 1,638
Return

on

average

tangible

shareholders'

equity
Average

shareholders'

equity
£13.7bn £27.0bn £5.1bn £32.1bn £10.6bn £56.4bn
Average

goodwill

and

intangibles
(£3.6bn) - (£0.6bn) (£0.6bn) (£3.9bn) (£8.1bn)
Average

tangible

shareholders'

equity

£10.1bn £27.0bn £4.5bn £31.5bn £6.7bn £48.3bn
Return

on

average

tangible

shareholders'

equity
excluding

litigation

and

conduct
3.4% 9.5% (6.7%) 7.2% n/m 3.4%
Basic

earnings

per

ordinary

share
Basic

weighted

average

number

of

shares
17,300m
Basic

earnings

per

ordinary

share

excluding

litigation
and

conduct
9.5p
Pre-provision

profits
Profit

before

tax

excluding

credit

impairment

charges
and

litigation

and

conduct
£m
Profit

before

tax
3,065
Impact

of

credit

impairment

charges
4,838
Profit

before

tax

excluding

credit

impairment

charges
7,903
Impact

of

litigation

and

conduct
153
Profit

before

tax

excluding

credit

impairment

charges
and

litigation

and

conduct
8,056

Financial

review

Non-IFRS

performance

measures
203

Barclays

PLC

2020

Annual

Report

on

Form

20-F
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
Average

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
24.4p
Pre-provision

profits
Profit

before

tax

excluding

credit

impairment

charges
and

litigation

and

conduct
£m
Profit

before

tax
4,357
Impact

of

credit

impairment

charges
1,912

Profit

before

tax

excluding

credit

impairment

charges
6,269

Impact

of

litigation

and

conduct
1,849

Profit

before

tax

excluding

credit

impairment

charges
and

litigation

and

conduct
8,118

Financial

review

Non-IFRS

performance

measures
204

Barclays

PLC

2020

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
Average

goodwill

and

intangibles
(£3.6bn) (£0.2bn) (£1.1bn) (£1.3bn) (£3.1bn) (£8.0bn)
Average

tangible

shareholders'

equity
£10.0bn £26.0bn £5.0bn £31.0bn £3.1bn £44.1bn
Return

on

average

tangible

shareholders'

equity
excluding

litigation

and

conduct
16.7% 7.1% 17.3% 8.7% n/m 8.5%
Basic

earnings

per

ordinary

share
Basic

weighted

average

number

of

shares
17,075m
Basic

earnings

per

ordinary

share

excluding

litigation
and

conduct
21.9p
Pre-provision

profits
Profit

before

tax

excluding

credit

impairment

charges
and

litigation

and

conduct
£m
Profit

before

tax
3,494
Impact

of

credit

impairment

charges
1,468
Profit

before

tax

excluding

credit

impairment

charges
4,962
Impact

of

litigation

and

conduct
2,207
Profit

before

tax

excluding

credit

impairment

charges
and

litigation

and

conduct
7,169

Financial

review

Non-IFRS

performance

measures
205

Barclays

PLC

2020

Annual

Report

on

Form

20-F
Tangible

net

asset

value

per

share
2020
2019 2018
£m
£m £m
Total

equity

excluding

non-controlling

interests
65,797 64,429 62,556
Other

equity

instruments
(11,172) (10,871) (9,632)
Shareholders'

equity

attributable

to

ordinary

shareholders

of

the

parent
54,625
53,558 52,924
Goodwill

and

intangibles
(7,948)
(8,119) (7,973)
Tangible

shareholders'

equity

attributable

to

ordinary

shareholders

of

the

parent
46,677 45,439 44,951
Shares

in

issue
17,359m 17,322m 17,133m
Net

asset

value

per

share
315p
309p 309p
Tangible

net

asset

value

per

share
269p 262p 262p

Financial

statements

Barclays

PLC

2020

Annual

Report

on

Form

20-F
Detailed

analysis

of

our

financial

statements,

independently

audited

and

providing

in-depth
disclosure

on

the

financial

performance

of

the

Group.
Barclays

has

adopted

the

British

Bankers’

Association

(BBA)

Code

for

Financial

Reporting

Disclosure

as

adopted

by

UK

Finance

in

2017

and
has

prepared

the

2020

Annual

Report

in

compliance

with

the

BBA

Code.

Barclays

is

committed

to

continuously

reflect

the

objectives

of
reporting

set

out

in

the

BBA

Code.
Consolidated

financial

statements
Page

Note
◾

Report

of

Independent

Registered

Public

Accounting

Firm
207 n/a
◾

Consolidated

income

statement
211 n/a
◾

Consolidated

statement

of

comprehensive

income
212 n/a
◾

Consolidated

balance

sheet
213 n/a
◾

Consolidated

statement

of

changes

in

equity
214 n/a
◾

Consolidated

cash

flow

statement
216 n/a
◾

Parent

company

accounts
217 n/a
Notes

to

the

financial

statements
◾

Significant

accounting

policies
220 1

Financial

performance

and

returns
◾

Segmental

reporting
224 2
◾

Net

interest

income
226 3
◾

Net

fee

and

commission

income
226 4
◾

Net

trading

income
229 5
◾

Net

investment

income
229 6
◾

Credit

impairment

charges
230 7
◾

Operating

expenses
233 8
◾

Tax
234 9
◾

Earnings

per

share
237 10
◾

Dividends

on

ordinary

shares
237 11
Assets

and

liabilities

held

at

fair

value
◾

Trading

portfolio
238 12
◾

Financial

assets

at

fair

value

through

the

income

statement
238 13
◾

Derivative

financial

instruments
239 14
◾

Financial

assets

at

fair

value

through

other

comprehensive

income
248 15
◾

Financial

liabilities

designated

at

fair

value
248 16
◾

Fair

value

of

financial

instruments
249 17
◾

Offsetting

financial

assets

and

financial

liabilities
259 18
Assets

at

amortised

cost

and

other
◾

Loans

and

advances

and

deposits

at

amortised

cost
261 19
investments
◾

Property,

plant

and

equipment
261 20
◾

Leases
263 21
◾

Goodwill

and

intangible

assets
265 22
Accruals,

provisions,

contingent
◾

Other

liabilities
269 23
liabilities

and

legal

proceedings
◾

Provisions
269 24
◾

Contingent

liabilities

and

commitments
270 25
◾

Legal,

competition

and

regulatory

matters
271 26
Capital

instruments,

equity

and
◾

Subordinated

liabilities
275 27
reserves
◾

Ordinary

shares,

share

premium

and

other

equity
277 28
◾

Reserves
279 29
◾

Non-controlling

interests
279 30
Employee

benefits
◾

Staff

costs
281 31
◾

Share-based

payments
282 32
◾

Pensions

and

post-retirement

benefits
284 33
Scope

of

consolidation
◾

Principal

subsidiaries
289 34
◾

Structured

entities
290 35
◾

Investments

in

associates

and

joint

ventures
293 36
◾

Securitisations
293 37
◾

Assets

pledged,

collateral

received

and

assets

transferred
294 38
Other

disclosure

matters
◾

Related

party

transactions

and

Directors’

remuneration
296 39
◾

Auditor’s

remuneration
298 40
◾

Interest

rate

benchmark

reform
299 41
◾

Barclays

PLC

(the

Parent

company)
301 42

Report

of

Independent

Registered

Public

Accounting

Firm
207

Barclays

PLC

2020

Annual

Report

on

Form

20-F
To

the

Shareholders

and

Board

of

Directors
Barclays

PLC:
Opinions

on

the

Consolidated

Financial

Statements

and

Internal

Control

Over

Financial

Reporting

We

have

audited

the

accompanying

consolidated

balance

sheets

of

Barclays

PLC

and

subsidiaries

(the

Company)

as

of

December

31,

2020
and

2019,

the

related

consolidated

income

statements,

consolidated

statements

of

comprehensive

income,

consolidated

statements

of

changes
in

equity,

and

consolidated

cash

flows

statements

for

each

of

the

years

in

the

three-year

period

ended

December

31,

2020,

and

the

related
notes

and

specific

disclosures

described

in

Note

1

of

the

consolidated

financial

statements

as

being

part

of

the

consolidated

financial
statements

(collectively,

the

consolidated

financial

statements).

We

also

have

audited

the

Company’s

internal

control

over

financial

reporting

as
of

December

31,

2020,

based

on

criteria

established

in
Internal

Control

–

Integrated

Framework
(2013)

issued

by

the

Committee

of

Sponsoring
Organizations

of

the

Treadway

Commission.
In

our

opinion,

the

consolidated

financial

statements

referred

to

above

present

fairly,

in

all

material

respects,

the

financial

position

of

the
Company

as

of

December

31,

2020

and

2019,

and

the

results

of

its

operations

and

its

cash

flows

for

each

of

the

years

in

the

three-year

period
ended

December

31,

2020,

in

conformity

with

International

Financial

Reporting

Standards,

as

issued

by

the

International

Accounting

Standards
Board.

Also

in

our

opinion,

the

Company

maintained,

in

all

material

respects,

effective

internal

control

over

financial

reporting

as

of
December

31,

2020

based

on

criteria

established

in
Internal

Control

–

Integrated

Framework

(2013)

issued

by

the

Committee

of

Sponsoring
Organizations

of

the

Treadway

Commission.
Basis

for

Opinions

The

Company’s

management

is

responsible

for

these

consolidated

financial

statements,

for

maintaining

effective

internal

control

over

financial
reporting,

and

for

its

assessment

of

the

effectiveness

of

internal

control

over

financial

reporting,

included

in

the

accompanying
Management’s
report

on

internal

control

over

financial

reporting
.

Our

responsibility

is

to

express

an

opinion

on

the

Company’s

consolidated

financial

statements
and

an

opinion

on

the

Company’s

internal

control

over

financial

reporting

based

on

our

audits.

We

are

a

public

accounting

firm

registered

with
the

Public

Company

Accounting

Oversight

Board

(United

States)

(PCAOB)

and

are

required

to

be

independent

with

respect

to

the

Company

in
accordance

with

the

U.S.

federal

securities

laws

and

the

applicable

rules

and

regulations

of

the

Securities

and

Exchange

Commission

and

the
PCAOB.
We

conducted

our

audits

in

accordance

with

the

standards

of

the

PCAOB.

Those

standards

require

that

we

plan

and

perform

the

audits

to
obtain

reasonable

assurance

about

whether

the

consolidated

financial

statements

are

free

of

material

misstatement,

whether

due

to

error

or
fraud,

and

whether

effective

internal

control

over

financial

reporting

was

maintained

in

all

material

respects.

Our

audits

of

the

consolidated

financial

statements

included

performing

procedures

to

assess

the

risks

of

material

misstatement

of

the
consolidated

financial

statements,

whether

due

to

error

or

fraud,

and

performing

procedures

that

respond

to

those

risks.

Such

procedures
included

examining,

on

a

test

basis,

evidence

regarding

the

amounts

and

disclosures

in

the

consolidated

financial

statements.

Our

audits

also
included

evaluating

the

accounting

principles

used

and

significant

estimates

made

by

management,

as

well

as

evaluating

the

overall
presentation

of

the

consolidated

financial

statements.

Our

audit

of

internal

control

over

financial

reporting

included

obtaining

an

understanding

of
internal

control

over

financial

reporting,

assessing

the

risk

that

a

material

weakness

exists,

and

testing

and

evaluating

the

design

and

operating
effectiveness

of

internal

control

based

on

the

assessed

risk.

Our

audits

also

included

performing

such

other

procedures

as

we

considered
necessary

in

the

circumstances.

We

believe

that

our

audits

provide

a

reasonable

basis

for

our

opinions.
Definition

and

Limitations

of

Internal

Control

Over

Financial

Reporting

A

company’s

internal

control

over

financial

reporting

is

a

process

designed

to

provide

reasonable

assurance

regarding

the

reliability

of

financial
reporting

and

the

preparation

of

financial

statements

for

external

purposes

in

accordance

with

generally

accepted

accounting

principles.

A
company’s

internal

control

over

financial

reporting

includes

those

policies

and

procedures

that

(1)

pertain

to

the

maintenance

of

records

that,

in
reasonable

detail,

accurately

and

fairly

reflect

the

transactions

and

dispositions

of

the

assets

of

the

company;

(2)

provide

reasonable

assurance
that

transactions

are

recorded

as

necessary

to

permit

preparation

of

financial

statements

in

accordance

with

generally

accepted

accounting
principles,

and

that

receipts

and

expenditures

of

the

company

are

being

made

only

in

accordance

with

authorizations

of

management

and
directors

of

the

company;

and

(3)

provide

reasonable

assurance

regarding

prevention

or

timely

detection

of

unauthorized

acquisition,

use,

or
disposition

of

the

company’s

assets

that

could

have

a

material

effect

on

the

financial

statements.
Because

of

its

inherent

limitations,

internal

control

over

financial

reporting

may

not

prevent

or

detect

misstatements.

Also,

projections

of

any
evaluation

of

effectiveness

to

future

periods

are

subject

to

the

risk

that

controls

may

become

inadequate

because

of

changes

in

conditions,

or
that

the

degree

of

compliance

with

the

policies

or

procedures

may

deteriorate.
Critical

Audit

Matters
The

critical

audit

matters

communicated

below

are

matters

arising

from

the

current

period

audit

of

the

consolidated

financial

statements

that
were

communicated

or

required

to

be

communicated

to

the

audit

committee

and

that:

(1)

relate

to

accounts

or

disclosures

that

are

material

to
the

consolidated

financial

statements

and

(2)

involved

our

especially

challenging,

subjective,

or

complex

judgments.

The

communication

of
critical

audit

matters

does

not

alter

in

any

way

our

opinion

on

the

consolidated

financial

statements,

taken

as

a

whole,

and

we

are

not,

by
communicating

the

critical

audit

matters

below,

providing

separate

opinions

on

the

critical

audit

matters

or

on

the

accounts

or

disclosures

to
which

they

relate.
Impairment

allowance

for

loans

and

advances

at

amortized

cost,

including

off-balance

sheet

elements

of

the

allowance
As

discussed

in

the

credit

risk

disclosures

on

pages

111

to

145,

the

Company’s

impairment

allowance

for

loans

and

advances,

including

off-
balance

sheet

elements

at

amortized

cost

was

£9.4bn

as

at

31

December

2020.

We

identified

the

assessment

of

impairment

allowance

for

loans

and

advances

at

amortized

cost,

including

off

-balance

sheet

elements

as

a
critical

audit

matter.

A

high

degree

of

audit

effort,

including

specialized

skills

and

knowledge,

was

required

because

it

involved

significant
measurement

uncertainty.

Specifically,

complex

and

subjective

auditor

judgement

was

required

to

assess

the

following:
◾

Model

estimations

–

Complex

and

subjective

auditor

judgement

was

applied

in

assessing

the

Company’s

modelled

estimations

of

Expected
Credit

Losses

(“ECL”)

due

to

the

inherently

judgmental

nature

of

the

underlying

models,

namely

the

IFRS

9

Probability

of

Default

(“PD”),

the
Loss

Given

Default

(“LGD”),

the

Probability

of

Survival

(“PS”)

and

the

Exposure

at

Default

(“EAD”).

The

IFRS

9

PD

and

revolving

PS

models
are

the

key

drivers

of

complexity

in

the

Company’s

calculation

of

impairment

allowance

for

loans

and

advances

at

amortized

cost,

including
off

-balance

sheet

elements

and

also

impact

the

staging

of

assets;

Report

of

Independent

Registered

Public

Accounting

Firm
208

Barclays

PLC

2020

Annual

Report

on

Form

20-F
◾

Economic

scenarios

–

Complex

and

subjective

auditor

judgement

was

applied

in

assessing

the

forward-looking

economic

scenarios

used

by
the

Company

and

the

probability

weightings

applied

to

them,

especially

when

considering

the

uncertain

economic

environment;

and,
◾

Qualitative

adjustments

–

Adjustments

to

the

model-driven

impairment

allowance

for

loans

and

advances

at

amortized

cost,

including

off-
balance

sheet

elements

are

raised

by

the

Company

to

address

known

model

limitations

or

emerging

trends

as

well

as

risks

not

captured

by
models.

These

adjustments

represent

approximately

14.8%

of

the

impairment

allowance

for

loans

and

advances

at

amortized

cost,
including

off-balance

sheet

elements.

Complex

and

subjective

auditor

judgement

was

applied

in

assessing

qualitative

adjustments

to

the
model-driven

impairment

allowance

due

to

the

inherent

estimation

uncertainty

associated

with

these

adjustments,

especially

in

relation

to
adjustments

introduced

to

respond

to

the

impact

of

economic

uncertainty.
In

addition,

auditor

judgment

was

required

to

evaluate

the

sufficiency

of

audit

evidence

obtained.
The

following

are

the

primary

procedures

we

performed

to

address

this

critical

audit

matter.
◾

We

evaluated

the

design

and

tested

the

operating

effectiveness

of

certain

internal

controls

over

the

Company’s

process

for

estimating

the
impairment

allowance

for

loans

and

advances

at

amortized

cost,

including

off

-balance

sheet

elements.

This

included

controls

relating

to

the
(1)

application

of

the

staging

criteria,

(2)

model

validation,

implementation

and

monitoring,

(3)

authorization

and

calculation

of

qualitative
adjustments

and

management

overlays,

and

(4)

selection

and

implementation

of

economic

variables

and

the

controls

over

the

economic
scenario

selection

and

probabilities.
◾

We

involved

credit

risk

modelling

professionals

with

specialized

skills

and

knowledge,

who

assisted

in

the

following:
o

evaluating

the

Company’s

impairment

methodologies

for

compliance

with

IFRS

(including

the

staging

criteria

used);
o

reperforming

and

inspecting

model

code

for

the

calculation

of

certain

components

of

the

ECL

model

(including

the

staging

criteria)

to
assess

its

consistency

with

the

Company’s

approved

staging

criteria

and

the

output

of

the

model;
o

evaluating

for

a

selection

of

models

which

were

changed

or

updated

during

the

year

as

to

whether

the

changes

(including

the

updated
model

code)

were

appropriate

by

assessing

the

updated

model

methodology

against

the

applicable

accounting

standard;

o

evaluating

the

model

output

for

a

selection

of

models

by

inspecting

the

corresponding

model

functionality

and

independently
implementing

the

model

by

rebuilding

the

model

code

and

comparing

our

independent

output

with

management’s

output;

and
o

assessing

and

reperforming,

for

a

selection

of

models,

the

reasonableness

of

the

model

predictions

by

comparing

them

against

actual
results

and

evaluating

the

resulting

differences.
◾

In

addition,

we

involved

economic

professionals

with

specialized

skills

and

knowledge,

who

assisted

in:
o

assessing

the

reasonableness

of

the

Company’s

methodology

for

determining

the

economic

scenarios

used

and

the

probability
weightings

applied

to

them;

o

assessing

key

economic

variables

which

included

comparing

samples

of

economic

variables

to

external

sources;
o

assessing

the

overall

reasonableness

of

the

economic

forecasts

by

comparing

the

Company’s

forecasts

to

our

own

modelled

forecasts;
and
o

assessing

the

reasonableness

of

the

Company’s

qualitative

adjustments

by

challenging

key

economic

assumptions

applied

in

their
calculation

based

on

external

sources.
We

evaluated

the

collective

results

of

the

procedures

performed

to

assess

the

sufficiency

of

the

audit

evidence

obtained

related

to

the
Company’s

impairment

allowance

for

loans

and

advances

at

amortized

cost,

including

off-balance

sheet

elements

of

the

allowance.
Valuation

of

certain

difficult-to-value

financial

instruments

recorded

at

fair

value
As

discussed

in

Note

17

to

the

Company’s

consolidated

financial

statements,

the

balance

of

financial

assets

and

liabilities

recorded

at

fair

value
as

at

December

31,

2020

was

£684.2bn

and

£597.9bn,

respectively.

Of

these

amounts,

Level

3

assets

(£15.0bn)

and

liabilities

(£6.6bn)
represented

2.2%

of

the

Company’s

financial

assets

carried

at

fair

value

and

1.0%

of

the

Company’s

financial

liabilities

carried

at

fair

value.

The
Company

has

Level

2

financial

assets

at

fair

value

of

£575.1bn

and

financial

liabilities

at

fair

value

of

£558.0bn.

Included

in

these

amounts

are
certain

difficult-to-value

fair

value

financial

instruments

for

which

the

Company

is

required

to

apply

valuation

techniques

which

often

involve

the
exercise

of

significant

judgement

and

the

use

of

assumptions

and

valuation

models.

We

identified

the

valuation

of

certain

difficult

-to-value

financial

instruments

recorded

at

fair

value

as

a

critical

audit

m

atter.

This

is

because

there
was

significant

measurement

uncertainty

associated

with

the

fair

value

estimates

of

these

instruments

and

subjective

auditor

judgment

was
required

to

evaluate

pricing

data

inputs,

valuation

models

and

fair

value

adjustments

(“FVA”),

including

portfolio-level

FVAs

related

to

credit

and
funding

(commonly

referred

to

as

“XVAs”).

The

following

are

the

primary

procedures

we

performed

to

address

this

critical

audit

matter:
◾

We

evaluated

the

design

and

tested

the

operating

effectiveness

of

certain

internal

controls

over

the

Company’s

process

to

measure

fair
value

of

these

portfolios.

This

included

controls

related

to

(1)

the

independent

price

verification

(‘IPV’)

of

certain

market

pricing

data

inputs,
(2)

the

determination

or

calculation

of

FVAs,

including

exit

adjustments

(to

mark

the

portfolio

to

bid

or

offer

prices),

model

shortcoming
reserves

to

address

model

limitations

and

XVAs

and

(3)

the

validation,

implementation

and

usage

of

valuation

models

including

assessment
of

the

impact

of

model

limitations

and

assumptions;
◾

For

a

selection

of

material

collateral

disputes

identified

through

management’s

control

we

challenged

management’s

valuation

where
significant

fair

value

differences

were

observable

through

comparison

with

the

market

participant’s

valuation

on

the

other

side

of

the

trade;
◾

For

a

subset

of

portfolios

that

are

subject

to

collateralization,

we

assessed

the

valuation

methodology,

and

in

certain

instances

for

trades
that

are

subject

to

collateral

disputes,

developed

an

independent

estimate

of

fair

value

for

those

trades

based

on

external

datasets.
◾

We

performed

a

retrospective

review

by

inspecting

significant

gains

and

losses

on

a

selection

of

new

trades,

trade

exits,

novations

and
restructurings

and

evaluated

whether

these

data

points

indicated

elements

of

fair

value

not

incorporated

in

the

current

valuation
methodologies;

Report

of

Independent

Registered

Public

Accounting

Firm
209

Barclays

PLC

2020

Annual

Report

on

Form

20-F
◾

We

inspected

movements

in

unobservable

inputs

throughout

the

period

to

assess

whether

gains

or

losses

generated

were

in

line

with

the
accounting

standards;
◾

We

involved

valuation

professionals

with

specialized

skills

and

knowledge

who

assisted

in

the

following:
o

assessing

the

conceptual

soundness

of

significant

models

and

methodologies

used

in

calculating

fair

values,

risk

exposures

and

in
calculating

FVAs;

and
o

developing

an

independent

estimate

of

fair

value

for

a

selection

of

trades

from

the

above

portfolios

and

challenging

the

Company

where
their

valuations

were

outside

our

tolerance.
Recoverability

of

goodwill

and

intangible

assets
As

discussed

in

Note

22

to

the

consolidated

financial

statements,

the

Company

had

goodwill

and

intangible

assets

with

a

carrying

value

of
£3.9bn

and

£4.1bn

respectively

at

31

December

2020.

The

Company

performs

impairment

testing

for

its

intangible

assets

with

indefinite

useful
lives

and

its

goodwill

acquired

in

business

combinations

at

least

on

an

annual

basis,

by

comparing

the

recoverable

amount

of

a

cash

generating
unit

(‘CGU’)

with

its

respective

carrying

amount.

The

methodology

for

the

determination

of

the

tangible

equity

of

the

individual

cash

generating
units

utilizes

a

capital

allocation

rate

that

reflects

the

relative

risk

profile

of

the

CGU.

The

CGU-specific

goodwill

and

intangible

assets

are
subsequently

added

to

the

CGU-specific

tangible

equity

to

arrive

at

the

carrying

value

subject

to

the

impairment

test.

The

recoverable

amount

is
based

on

the

value

in

use

(‘VIU’)

of

each

CGU,

as

determined

by

management's

discounted

estimated

future

cash

flows.
We

identified

the

recoverability

of

the

Company's

goodwill

and

intangible

assets

as

a

critical

audit

matter.

Subjective

and

complex

auditor
judgement

was

required

in

evaluating

the

underlying

significant

assumptions,

including

the

capital

allocation

rate

used

to

determine

the

carrying
value

of

the

CGU,

the

estimated

future

cash

flows,

which

have

been

forecasted

using

the

Group’s

Medium

Term

Plan

(‘MTP’)

and

include
adjustments

from

those

MTP

cash

flows

to

reflect

developments

in

macro-economic

conditions

and

business

developments,

and

the

discount
rate

and

the

terminal

growth

rate

used

to

extrapolate

future

cash

flows

beyond

the

period

covered

by

management’s

forecasts.

Minor

changes
to

those

assumptions

could

have

a

significant

effect

on

the

Company’s

assessment

of

the

carrying

amount

of

goodwill

and

intangible

assets.

In

addition,

specialized

skills

and

knowledge

were

required

in

assessing

the

reasonableness

of

the

discount

rate

used

and

the

methodology
over

the

determination

of

the

carrying

value

of

each

CGU

on

the

basis

of

its

capital

allocation,

as

well

as

management’s

calculation

of

VIU,

to
assess

their

compliance

with

the

requirements

of

the

accounting

standard.

The

following

are

the

primary

procedures

we

performed

to

address

this

critical

audit

matter.
◾
We

evaluated

the

design

and

tested

the

operating

effectiveness

of

certain

internal

controls

over

the

Company’s

methodology

and

process

to
estimate

the

VIU

of

each

CGU

and

capital

allocation

rate.

This

included

controls

over

application

of

the

impairment

methodology,
preparation

of

the

estimated

future

cash

flows,

and

review

of

the

significant

assumptions

in

determining

the

VIU.

◾
We

compared

certain

assumptions,

including

certain

estimated

future

cash

flows,

the

discount

rates

and

the

terminal

growth

rate

to
externally

derived

data

including

analyst

broker

reports,

peer

bank

data

and

projected

economic

growth.
◾
We

involved

valuations

professionals

with

specialized

skills

and

knowledge

who

assisted

in:
o
evaluating

the

reasonableness

of

the

discount

rate

used

by

independently

developing

discount

rate

ranges

using

external

data

sources
and

peer

bank

data;

and
o
assessing

whether

the

methodology

over

the

determination

of

the

carrying

value

of

each

CGU

on

the

basis

of

its

capital

allocation,

as
well

as

management’s

calculation

of

VIU

is

compliant

with

the

requirements

of

the

accounting

standard.
◾
We

performed

a

retrospective

review

by

comparing

the

MTP

from

previous

years

to

actual

results

to

assess

the

Company’s

ability

to
accurately

prepare

forecasts.
Valuation

of

the

defined

benefit

pension

obligation

and

certain

difficult-to-value

pension

assets

in

respect

of

UK

Retirement

Fund
(‘UKRF’)
As

discussed

in

Note

33

to

the

consolidated

financial

statements,

the

Company

operates

defined

benefit

pension

plans

and

the

majority

of

the
balance

relates

to

the

UKRF.

The

total

fair

value

of

the

defined

benefit

pension

obligation

and

the

associated

assets

offsetting

these

obligations
as

of

31

December

2020

was

£33.2bn

and

£34.7bn,

respectively.

Of

these

amounts,

£32.1bn

of

the

obligation

and

£33.9bn

of

the

asset

are
related

to

UKRF.

The

determination

of

the

Company’s

defined

benefit

pension

asset

with

respect

to

these

plans

is

dependent

on

the

selection

of
certain

actuarial

assumptions,

including

the

discount

rate

used.

In

addition,

the

UKRF

is

invested

in

a

diverse

portfolio

which

includes

certain
difficult

-to-value

pension

plan

assets,

including

property

and

private

equity

investments.

We

identified

the

valuation

of

the

defined

benefit

pension

obligation

and

certain

difficult

-to-value

pension

assets

in

respect

of

UKRF

as

a

critical
audit

matter.

Subjective

and

complex

auditor

judgement,

including

specialized

skills

and

knowledge,

was

required

in

evaluating

the

discount
rates,

retail

price

index

(‘RPI’)

volatility

impact

on

pension

increases

and

mortality

assumptions

used,

as

well

as

the

methodology

used

by
Company

to

determine

these

assumptions,

as

small

changes

would

have

a

significant

impact

on

the

measurement

of

the

defined

benefit
pension

obligation.

In

addition,

specialized

skills

and

knowledge

were

required

in

assessing

the

valuation

of

certain

difficult

-to-value

pension
plan

assets,

specifically

property

and

private

equity

investments,

due

to

the

subjective

nature

of

judgements

required

of

management

and

the
measurement

uncertainty

associated

with

the

use

of

lagged

prices.

The

following

are

the

primary

procedures

we

performed

to

address

this

critical

audit

matter.
◾

We

evaluated

the

design

and

tested

the

operating

effectiveness

of

certain

internal

controls

over

the

Company’s

defined

benefit

pension
obligation

process.

This

included

controls

related

to

(1)

management’s

review

of

IAS19

assumptions

including

discount

rate,

RPI

volatility
impact

on

pension

increases

and

mortality

assumptions

as

well

as

the

methodology

used,

(2)

investment

controls

including

over

property
valuation

and

(3)

private

equity

retrospective

review

controls.
◾

We

involved

actuarial

professionals

with

specialized

skills

and

knowledge

who

assisted

in

an

independent

assessment

of

the

methodology
used,

as

well

as

the

following

for

the

discount

rate,

pension

increases,

and

mortality

rates

used

by

the

Company:

Report

of

Independent

Registered

Public

Accounting

Firm
210

Barclays

PLC

2020

Annual

Report

on

Form

20-F
o

assessing

the

appropriateness

of

the

Company’s

methodology

for

determining

the

assumptions

by

comparing

to

generally

accepted
actuarial

methods;

and

o

evaluating

the

reasonableness

of

selected

assumptions

against

publicly

available

benchmark

information.
◾

We

involved

property

professionals

with

specialized

skills

and

knowledge

who

assisted

in

the

following:
o

evaluating

the

fair

value

of

the

property

portfolio

by

analysing

the

year

on

year

movement;

and
o

assessing

the

movement

of

fair

value

within

the

property

portfolio

and

challenging

the

returns

per

the

Company’s

expert

for

a

selection
of

specific

properties

within

the

portfolio

on

the

basis

of

equivalent

yields

observed

in

the

applicable

property

market.
◾

For

a

selection

of

private

equity

interests,

we

performed

a

retrospective

review

by

comparing

the

Company’s

previous

estimates

of

fair

value
of

the

net

asset

value

(‘NAV’)

to

the

NAVs

audited

by

third

parties

to

assess

the

Company’s

ability

to

accurately

estimate

fair

value.
◾

We

evaluated

the

reasonableness

of

the

Company’s

best

estimate

of

the

fair

value

of

its

private

equity

interests

by

developing

an
independent

estimate

of

market

movement

based

on

the

Company’s

specific

portfolio

and

its

associated

market

exposure

and

equivalent
indices.

/s/

KPMG

LLP
We

have

served

as

the

Company’s

auditor

since

2017.
London,

United

Kingdom
February

17,

2021

Consolidated

financial

statements
Consolidated

income

statement
211

Barclays

PLC

2020

Annual

Report

on

Form

20-F
2020
2019 2018
For

the

year

ended

31

December
Notes
£m
£m £m
Interest

and

similar

income
3 11,892 15,456 14,541
Interest

and

similar

expense
3 (3,770) (6,049) (5,479)
Net

interest

income
8,122
9,407 9,062
Fee

and

commission

income
4 8,641 9,122 8,893
Fee

and

commission

expense
4 (2,070) (2,362) (2,084)
Net

fee

and

commission

income
6,571 6,760 6,809
Net

trading

income
5
7,029
4,235 4,566
Net

investment

income
6
13
1,131 585
Other

income
31
99 114
Total

income
21,766 21,632 21,136
Credit

impairment

charges
7 (4,838) (1,912) (1,468)
Net

operating

income
16,928 19,720 19,668
Staff

costs
31 (8,097) (8,315) (8,629)
Infrastructure

costs
8 (3,323) (2,970) (2,950)
Administration

and

general

expenses
8 (2,313) (2,300) (2,457)
Litigation

and

conduct
8 (153) (1,849) (2,207)
Operating

expenses
8 (13,886) (15,434) (16,243)
Share

of

post-tax

results

of

associates

and

joint

ventures
6 61 69
Profit

on

disposal

of

subsidiaries,

associates

and

joint

ventures
17 10 -
Profit

before

tax

3,065
4,357 3,494
Taxation 9
(604)
(1,003) (911)
Profit

after

tax
2,461 3,354 2,583
Attributable

to:
Equity

holders

of

the

parent

1,526 2,461 1,597
Other

equity

instrument

holders
857 813 752
Total

equity

holders

of

the

parent
2,383 3,274 2,349
Non-controlling

interests
30 78 80 234
Profit

after

tax
2,461 3,354 2,583
Earnings

per

share
p p p
Basic

earnings

per

ordinary

share
10 8.8 14.3 9.4
Diluted

earnings

per

share
10 8.6 14.1 9.2

Consolidated

financial

statements
Consolidated

statement

of

comprehensive

income
212

Barclays

PLC

2020

Annual

Report

on

Form

20-F
2020
2019 2018
For

the

year

ended

31

December
£m
£m £m
Profit

after

tax
2,461 3,354 2,583
Other

comprehensive

income/(loss)

that

may

be

recycled

to

profit

or

loss:
Currency

translation

reserve
Currency

translation

differences
a (473) (544) 834
Fair

value

through

other

comprehensive

income

reserve

movements

relating

to

debt
securities
Net

gains/(losses)

from

changes

in

fair

value
2,902 2,901 (553)
Net

(gains)/losses

transferred

to

net

profit

on

disposal
(295) (502) 48
Net

losses

due

to

impairment
2 1 4
Net

(losses)/gains

due

to

fair

value

hedging
(2,000) (2,172) 236
Other

movements
- (5) (26)
Tax (155) (57) 65
Cash

flow

hedging

reserve
Net

gains/(losses)

from

changes

in

fair

value
1,299 724 (344)
Net

gains

transferred

to

net

profit
(510) (277) (332)
Tax (216) (105) 175
Other 5 16 30
Other

comprehensive

income/(loss)

that

may

be

recycled

to

profit

or

loss
559
(20) 137
Other

comprehensive

income/(loss)

not

recycled

to

profit

or

loss:
Retirement

benefit

remeasurements
(80) (280) 412
Fair

value

through

other

comprehensive

income

reserve

movements

relating

to

equity
instruments (262) (95) (260)
Own

credit
(810) (316) 77
Tax 198 150 (118)
Other

comprehensive

income/(loss)

not

recycled

to

profit

or

loss
(954) (541) 111
Other

comprehensive

income/(loss)

for

the

year
(395) (561) 248
Total

comprehensive

income

for

the

year
2,066 2,793 2,831
Attributable

to:
Equity

holders

of

the

parent
1,988 2,713 2,597
Non-controlling

interests
78 80 234
Total

comprehensive

income

for

the

year
2,066 2,793 2,831

Note
a

Includes

£17

m

gain

(2019:

£15m

gain

;

2018:

£41m

loss

)

on

recycling

of

currency

translation

differences.

Consolidated

financial

statements
Consolidated

balance

sheet
213

Barclays

PLC

2020

Annual

Report

on

Form

20-F
2020 2019
As

at

31

December
Notes
£m
£m
Assets
Cash

and

balances

at

central

banks
191,127 150,258
Cash

collateral

and

settlement

balances
101,367 83,256
Loans

and

advances

at

amortised

cost
19 342,632 339,115
Reverse

repurchase

agreements

and

other

similar

secured

lending
9,031 3,379
Trading

portfolio

assets
12 127,950 114,195
Financial

assets

at

fair

value

through

the

income

statement
13 175,151 133,086
Derivative

financial

instruments

14 302,446 229,236
Financial

assets

at

fair

value

through

other

comprehensive

income
15 78,688 65,750
Investments

in

associates

and

joint

ventures
36 781 721
Goodwill

and

intangible

assets
22 7,948 8,119
Property,

plant

and

equipment
20 4,036 4,215
Current

tax

assets
477 412
Deferred

tax

assets
9 3,444 3,290
Retirement

benefit

assets
33 1,814 2,108
Other

assets
2,622 3,089
Total

assets

1,349,514 1,140,229
Liabilities
Deposits

at

amortised

cost
19 481,036 415,787
Cash

collateral

and

settlement

balances
85,423 67,341
Repurchase

agreements

and

other

similar

secured

borrowing
14,174 14,517
Debt

securities

in

issue
75,796 76,369
Subordinated

liabilities
27 16,341 18,156
Trading

portfolio

liabilities
12 47,405 36,916
Financial

liabilities

designated

at

fair

value
16 249,765 204,326
Derivative

financial

instruments
14 300,775 229,204
Current

tax

liabilities
645 313
Deferred

tax

liabilities
9 15 23
Retirement

benefit

liabilities
33 291 348
Other

liabilities
23 8,662 8,505
Provisions 24 2,304 2,764
Total

liabilities
1,282,632 1,074,569
Equity
Called

up

share

capital

and

share

premium
28 4,637 4,594
Other

equity

instruments
28 11,172 10,871
Other

reserves
29 4,461 4,760
Retained

earnings

45,527 44,204
Total

equity

excluding

non-controlling

interests
65,797 64,429
Non-controlling

interests
30 1,085 1,231
Total

equity

66,882 65,660
Total

liabilities

and

equity

1,349,514 1,140,229
The

Board

of

Directors

approved

the

financial

statements

on

pages

211

to

302

on

17

February

2021.
Nigel

Higgins
Group

Chairman
James

E

Staley
Group

Chief

Executive
Tushar

Morzaria
Group

Finance

Director

Consolidated

financial

statements
Consolidated

statement

of

changes

in

equity
214

Barclays

PLC

2020

Annual

Report

on

Form

20-F
Called

up
share

capital
and

share
premium
a
Other

equity
instruments
a
Other
reserves
b
Retained
earnings
Total

equity
excluding
non-
controlling
interests
Non-
controlling
interests
Total

equity
£m £m £m £m £m £m £m
Balance

as

at

1

January

2020
4,594 10,871 4,760 44,204 64,429 1,231 65,660
Profit

after

tax
- 857 - 1,526 2,383 78 2,461
Currency

translation

movements
- - (473) - (473) - (473)
Fair

value

through

other

comprehensive
income

reserve
- - 192 - 192 - 192
Cash

flow

hedges
- - 573 - 573 - 573
Retirement

benefit

remeasurements
- - - (111) (111) - (111)
Own

credit

reserve
- - (581) - (581) - (581)
Other - - - 5 5 - 5
Total

comprehensive

income

for

the

year
- 857 (289) 1,420 1,988 78 2,066
Employee

share

schemes

and

hedges

thereof
43 - - 303 346 - 346
Issue

and

exchange

of

other

equity
instruments - 311 - (55) 256 (158) 98
Other

equity

instruments

coupons

paid
- (857) - - (857) - (857)
Increase

in

treasury

shares
- - (207) - (207) - (207)
Vesting

of

shares

under

employee

share
schemes - - 197 (347) (150) - (150)
Dividends

paid
- - - - - (79) (79)
Other

reserve

movements
- (10) - 2 (8) 13 5
Balance

as

at

31

December

2020
4,637 11,172 4,461 45,527 65,797 1,085 66,882
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

Note

29.

Consolidated

financial

statements
Consolidated

statement

of

changes

in

equity
215

Barclays

PLC

2020

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

31

December

2018
4,311 9,632 5,153 43,460 62,556 1,223 63,779

Notes
a

For

further

details

refer

to

Note

28.
b

For

further

details

refer

to

Note

29.

Consolidated

financial

statements
Consolidated

cash

flow

statement
216

Barclays

PLC

2020

Annual

Report

on

Form

20-F
2020 2019 a 2018 a
For

the

year

ended

31

December
Notes £m £m £m
Reconciliation

of

profit

before

tax

to

net

cash

flows

from

operating

activities:
Profit

before

tax
3,065 4,357 3,494
Adjustment

for

non-cash

items:
Credit

impairment

charges
4,838 1,912 1,468
Depreciation,

amortisation

and

impairment

of

property,

plant,

equipment

and

intangibles
1,734 1,520 1,261
Other

provisions,

including

pensions
1,365 2,336 2,594
Net

loss

on

disposal

of

investments

and

property,

plant

and

equipment
47 7 28
Other

non-cash

movements

including

exchange

rate

movements
c (2,977) (280) (4,488)
Changes

in

operating

assets

and

liabilities:
Net

decrease/(increase)

in

cash

collateral

and

settlement

balances
b 4,321 (6,436) 680
Net

increase

in

loans

and

advances

to

banks

and

customers
c (4,365) (2,255) (11,049)
Net

increase

in

reverse

repurchase

agreements

and

other

similar

lending
(5,652) (1,071) (1,711)
Net

increase

in

deposits

65,249 20,949 14,996
Net

(decrease)/increase

in

debt

securities

in

issue
(6,309) (9,911) 8,972
Net

(increase)/decrease

in

repurchase

agreements

and

other

similar

borrowing
(343) (4,061) 3,525
Net

(increase)/decrease

in

derivative

financial

instruments
(1,845) 2,863 (3,571)
Net

(increase)/decrease

in

trading

assets
(13,755) (10,008) 9,958
Net

increase/(decrease)

in

trading

liabilities
10,489 (966) 531
Net

decrease/(increase)

in

financial

assets

and

liabilities

at

fair

value

through

the

income

statement
3,374 4,054 (12,686)
Net

decrease/(increase)

in

other

assets
452 (412) 489
Net

decrease

in

other

liabilities
(1,500) (2,872) (4,755)
Corporate

income

tax

paid
(683) (228) (548)
Net

cash

from

operating

activities
57,505 (502) 9,188
Purchase

of

debt

securities

at

amortised

cost
c (14,671) (14,729) (4,539)
Proceeds

from

sale

or

redemption

of

debt

securities

at

amortised

cost
c 8,480 3,590 5,109
Purchase

of

financial

assets

at

fair

value

through

other

comprehensive

income
(91,744) (92,365) (106,669)
Proceeds

from

sale

or

redemption

of

financial

assets

at

fair

value

through

other

comprehensive

income
80,895 81,202 107,539
Purchase

of

property,

plant

and

equipment

and

intangibles
(1,324) (1,793) (1,402)
Proceeds

from

sale

of

property,

plant

and

equipment

and

intangibles
- 46 18
Other

cash

flows

associated

with

investing

activities
(12) 84 1,191
Net

cash

from

investing

activities
(18,376) (23,965) 1,247
Dividends

paid

and

other

coupon

payments

on

equity

instruments
(936) (1,912) (1,658)
Issuance

of

subordinated

debt
27 1,438 1,352 221
Redemption

of

subordinated

debt
27 (3,258) (3,248) (3,246)
Issue

of

shares

and

other

equity

instruments
28 1,165 3,582 1,964
Repurchase

of

shares

and

other

equity

instruments
(1,056) (2,668) (3,582)
Issuance

of

debt

securities
d 5,736 3,994 -
Net

purchase

of

treasury

shares

(357) (410) (486)
Net

cash

from

financing

activities
2,732
690 (6,787)
Effect

of

exchange

rates

on

cash

and

cash

equivalents
1,668
(3,347) 4,160
Net

increase/(decrease)

in

cash

and

cash

equivalents
43,529
(27,124) 7,808
Cash

and

cash

equivalents

at

beginning

of

year
166,613
193,737 185,929
Cash

and

cash

equivalents

at

end

of

year
210,142
166,613 193,737
Cash

and

cash

equivalents

comprise:
Cash

and

balances

at

central

banks
191,127 150,258 177,069
Loans

and

advances

to

banks

with

original

maturity

less

than

three

months
5,955 8,021 7,676
Cash

collateral

balances

with

central

banks

with

original

maturity

less

than

three

months
b 12,204 7,854 8,075
Treasury

and

other

eligible

bills

with

original

maturity

less

than

three

months
856 480 917
210,142
166,613 193,737

Notes
a

2019

and

2018

comparative

figures

have

been

restated

to

make

the

cash

flow

statement

more

relevant

following

a

review

of

the

disclosure

and

the

accounting

policies

applied.
Amendments

have

been

made

to

the

classification

of

cash

collateral

reported

within

cash

and

cash

equivalents

and

to

the

presentation

of

items

within

net

cash

flows

from
operating

and

investing

activities.

Footnotes

b

and

c

below

quantify

the

impact

of

the

changes

to

the

respective

cash

flow

categories

in

prior

periods

and

provide

further

detail

.
b

‘Cash

collateral

balances

with

central

banks

with

original

maturity

less

than

three

months’

was

previously

labelled

‘Cash

collateral

and

settlement

balances

with

banks

with
original

maturity

less

than

three

months’.

This

line

item

has

been

restated

to

include

only

balances

that

the

Group

holds

at

central

banks

related

to

payment

schemes.
Previously,

cash

collateral

and

settlement

balances

with

non-central

bank

counterparties

were

also

classified

as

cash

equivalents

and

included

within

this

balance.
Comparatives

have

been

restated.

The

effect

of

this

change

decreased

cash

and

cash

equivalents

by

£16,774m

as

at

31

December

2019,

£17,429m

as

at

31

December

2018
and

£18,683

as

at

31

December

2017.

As

a

result,

net

cash

from

operating

activities

increased

by

£655m

in

2019

and

£1,254m

in

2018

representing

the

net
decrease/(increase)

in

the

cash

collateral

and

settlement

bala

nces

line

item

in

those

periods

.
c

Movements

in

cash

and

cash

equivalents

relating

to

debt

securities

at

amortised

cost

were

previously

shown

within

loans

and

advances

to

banks

and

customers

in

operating
activities.

These

debt

securities

holdings

are

now

considered

to

be

part

of

the

investing

activity

performed

by

the

Group

following

a

change

in

accounting

policy

and

have

been
presented

within

investing

activities

in

2020.

Comparatives

have

been

restated.

The

effect

of

this

change

was

to

reclassify

£11,139m

of

net

cash

outflows

from

operating
activities

to

investing

activities

in

2019

and

inflows

of

£570m

in

2018.
d

Issuance

of

debt

securities

included

in

financing

activities

relate

to

instruments

that

qualify

as

eligible

liabilities

and

satisfy

regulatory

requirements

for

MREL

instruments

which
came

into

effect

during

2019.
Interest

received

was

£18,748m

(2019:

£34,061m;

2018:

£26,254m)
and

interest

paid

was

£9,577m

(2019:

£23,186m;

2018:

£16,124m).

The
Group

is

required

to

maintain

balances

with

central

banks

and

other

regulatory

authorities

and

these

amounted

to

£3,392m

(2019:

£4,893m;
2018:

£4,717m).

For

the

purposes

of

the

cash

flow

statement,

cash

comprises

cash

on

hand

and

demand

deposits

and

cash

equivalents
comprise

highly

liquid

investments

that

are

convertible

into

cash

with

an

insignificant

risk

of

changes

in

value

with

original

maturities

of

three
months

or

less.

Repurchase

and

reverse

repurchase

agreements

are

not

considered

to

be

part

of

cash

equivalents.

Financial

statements

of

Barclays

PLC
Parent

company

accounts

217

Barclays

PLC

2020

Annual

Report

on

Form

20-F
Statement

of

comprehensive

income
2020 2019 2018
For

the

year

ended

31

December
Notes

£m £m £m
Dividends

received

from

subsidiaries
42 763 1,560 15,360
Net

interest

(expense)/income
(175)
214 (101)
Other

income
42 1,192 1,760 923
Impairment

of

subsidiary
42 (2,573) - -
Operating

expenses
(241) (267) (312)
(Loss)/profit

before

tax
(1,034) 3,267 15,870
Taxation 16 (86) 79
(Loss)/profit

after

tax
(1,018) 3,181 15,949
Other

comprehensive

income
-
- -
Total

comprehensive

(loss)/income
(1,018) 3,181 15,949
(Loss)/profit

after

tax

attributable

to:
Ordinary

equity

holders
(1,875) 2,368 15,197
Other

equity

instrument

holders
857
813 752
(Loss)/profit

after

tax
(1,018) 3,181 15,949
Total

comprehensive

(loss)/income

attributable

to:
Ordinary

equity

holders
(1,875) 2,368 15,197
Other

equity

instrument

holders
857 813 752
Total

comprehensive

(loss)/income
(1,018) 3,181 15,949
For

the

year

ended

31

December

2020,

loss

after

tax

was

£1,018m

(2019:

profit

£3,181m)

and

total

comprehensive

loss

was

£1,018m

(2019:
income

£3,181m).

The

Company

has

60

members

of

staff

(2019:

79).
Balance

sheet
2020
2019
As

at

31

December
Notes

£m

£m

Assets
Investment

in

subsidiaries
42 58,886 59,546
Loans

and

advances

to

subsidiaries
24,710 28,850
Financial

assets

at

fair

value

through

the

income

statement

42 17,521 10,348
Derivative

financial

instruments
7
58
Other

assets
65 2
Total

assets
101,189 98,804
Liabilities
Deposits

at

amortised

cost
482 500
Subordinated

liabilities
42
7,724
7,656
Debt

securities

in

issue
42
28,428
30,564
Financial

liabilities

designated

at

fair

value
42 9,507 3,498
Other

liabilities
176 119
Total

liabilities
46,317 42,337
Equity
Called

up

share

capital
28
4,340
4,331
Share

premium

account
28 297 263
Other

equity

instruments
28 11,169 10,865
Other

reserves
394 394
Retained

earnings
38,672 40,614
Total

equity
54,872 56,467
Total

liabilities

and

equity
101,189 98,804
The

financial

statements

on

pages

217

to

219

and

the

accompanying

note

on

pages

301

to

302

were

approved

by

the

Board

of

Directors

on

17
February

2021

and

signed

on

its

behalf

by:
Nigel

Higgins

James

E

Staley

Tushar

Morzaria
Group

Chairman

Group

Chief

Executive

Group

Finance

Director

Financial

statements

of

Barclays

PLC
Parent

company

accounts

218

Barclays

PLC

2020

Annual

Report

on

Form

20-F
Statement

of

changes

in

equity

Called

up
share

capital
and

share
premium
Other

equity
instruments
Other

reserves
Retained
earnings
Total

equity
Notes £m £m £m £m £m
Balance

as

at

1

January

2020
4,594 10,865 394 40,614 56,467
Profit/(loss)

after

tax

and

other

comprehensive

income
-

857
-

(1,875) (1,018)
Issue

of

shares

under

employee

share

schemes
43
-

-

20 63
Issue

and

exchange

of

other

equity

instruments
-

304
-

(73) 231
Vesting

of

shares

under

employee

share

schemes
-

-

-

(14) (14)
Dividends

paid
11
-

-

-

-

-

Other

equity

instruments

coupons

paid
-

(857)
-

-

(857)
Balance

as

at

31

December

2020
4,637 11,169 394 38,672 54,872
Balance

as

at

1

January

2019
4,311 9,633 394 39,842 54,180
Profit

after

tax

and

other

comprehensive

income
-

813
-

2,368 3,181
Issue

of

new

ordinary

shares
182
-

-

-

182
Issue

of

shares

under

employee

share

schemes
101
-

-

20 121
Issue

and

exchange

of

other

equity

instruments
-

1,232
-

(396) 836
Vesting

of

shares

under

employee

share

schemes
-

-

-

(19) (19)
Dividends

paid
11
-

-

-

(1,201) (1,201)
Other

equity

instruments

coupons

paid
-

(813)
-

-

(813)
Balance

as

at

31

December

2019
4,594 10,865 394 40,614 56,467
Statement

of

changes

in

equity

Called

up
share

capital
and

share
premium
Other

equity
instruments
Other

reserves
Retained
earnings
Total

equity
Notes £m £m £m £m £m
Balance

as

at

1

January

2018
22,045 8,943 394 7,834 39,216
Profit

after

tax

and

other

comprehensive

income
-

752
-

15,197 15,949
Issue

of

new

ordinary

shares
88
-

-

-

88
Issue

of

shares

under

employee

share

schemes
51
-

-

24 75
Issue

and

exchange

of

other

equity

instruments
-

692
-

(308) 384
Vesting

of

shares

under

employee

share

schemes
-

-

-

(23) (23)
Dividends

paid
11
-

-

-

(768) (768)
Other

equity

instruments

coupons

paid
-

(752)
-

-

(752)
Capital

reorganisation
(17,873)
-

-

17,873
-

Other

reserve

movements
-

(2)
-

13 11
Balance

as

at

31

December

2018
4,311 9,633 394 39,842 54,180

Financial

statements

of

Barclays

PLC
Parent

company

accounts

219

Barclays

PLC

2020

Annual

Report

on

Form

20-F
Cash

flow

statement
2020 2019 2018
For

the

year

ended

31

December
£m £m £m
Reconciliation

of

profit

before

tax

to

net

cash

flows

from

operating

activities:
(Loss)/profit

before

tax
(1,034) 3,267 15,870
Adjustment

for

non-cash

items:
Impairment

of

subsidiary
2,573 - -
Dividends

in

specie
- - (14,294)
Other

non-cash

items
528 (582) 653
Changes

in

operating

assets

and

liabilities
- 87 55
Net

cash

generated

from

operating

activities
2,067 2,772 2,284
Capital

contribution

to

and

investment

in

subsidiary
(393) (1,187) (2,680)
Net

cash

used

in

investing

activities
(393)
(1,187) (2,680)
Issue

of

shares

and

other

equity

instruments
1,175 3,597 1,953
Redemption

of

other

equity

instruments
(898) (2,668) (1,532)
Net

increase

in

loans

and

advances

to

subsidiaries

of

the

Parent
(4,732) (4,464) (7,767)
Net

increase

in

debt

securities

in

issue
3,720 2,588 9,174
Proceeds

of

borrowings

and

issuance

of

subordinated

debt
158 1,194 -
Dividends

paid
- (1,019) (680)
Coupons

paid

on

other

equity

instruments
(857) (813) (752)
Net

cash

generated

from

financing

activities
(1,434) (1,585) 396
Net

increase

in

cash

and

cash

equivalents
240 - -
Cash

and

cash

equivalents

at

beginning

of

year
- - -
Cash

and

cash

equivalents

at

end

of

year
240 - -
Net

cash

generated

from

operating

activities

includes:
Dividends

received
763
1,560 1,066
Interest

(paid)/received
(175)
214 (101)
The

Parent

company’s

principal

activity

is

to

hold

the

investment

in

its

wholly-owned

subsidiaries,

Barclays

Bank

PLC,

Barclays

Bank

UK

PLC,
Barclays

Execution

Services

Limited

and

Barclays

Principal

Investments

Limited.

Dividends

received

are

treated

as

operating

income.

Notes

to

the

financial

statements
For

the

year

ended

31

December

2020
220

Barclays

PLC

2020

Annual

Report

on

Form

20-F
This

section

describes

the

Group’s

significant

policies

and

critical

accounting

estimates

that

relate

to

the

financial

statements

and

notes

as

a
whole.

If

an

accounting

policy

or

a

critical

accounting

estimate

relates

to

a

particular

note,

the

accounting

policy

and/or

critical

accounting
estimate

is

contained

with

the

relevant

note.
1

Significant

accounting

policies
1.

Reporting

entity
These

financial

statements

are

prepared

for

Barclays

PLC

and

its

subsidiaries

(the

Group)

under

Section

399

of

the

Companies

Act

2006.

The
Group

is

a

major

global

financial

services

provider

engaged

in

retail

banking,

credit

cards,

wholesale

banking,

investment

banking,

wealth
management

and

investment

management

services.

In

addition,

separate

financial

statements

have

been

presented

for

the

holding

company.
2.

Compliance

with

International

Financial

Reporting

Standards
The

consolidated

financial

statements

of

the

Group,

and

the

separate

financial

statements

of

Barclays

PLC,

have

been

prepared

in

accordance
with

international

accounting

standards

in

conformity

with

the

requirements

of

the

Companies

Act

2006

and

in

accordance

with

International
Financial

Reporting

Standards

(IFRS)

and

interpretations

(IFRICs)

as

issued

by

the

IASB

and

adopted

pursuant

to

Regulation

(EC)

No
1606/2002

as

it

applies

in

the

European

Union.

These

standards

have

also

been

endorsed

by

the

UK.

The

principal

accounting

policies

applied
in

the

preparation

of

the

consolidated

and

separate

financial

statements

are

set

out

below,

and

in

the

relevant

notes

to

the

financial

statements.
These

policies

have

been

consistently

applied

with

the

exception

of

the

early

adoption

of
Interest

Rate

Benchmark

Reform

–

Phase

2
(Amendments

to

IFRS

9,

IAS

39,

IFRS

7,

IFRS

4

and

IFRS16)

which

was

applied

from

1

January

2020.
3.

Basis

of

preparation
The

consolidated

and

separate

financial

statements

have

been

prepared

under

the

historical

cost

convention

modified

to

include

the

fair
valuation

of

investment

property,

and

particular

financial

instruments,

to

the

extent

required

or

permitted

under

IFRS

as

set

out

in

the

relevant
accounting

policies.

They

are

stated

in

millions

of

pounds

Sterling

(£m),

the

functional

currency

of

Barclays

PLC.
The

financial

statements

have

been

prepared

on

a

going

concern

basis,

in

accordance

with

the

Companies

Act

2006

as

applicable

to
companies

using

IFRS.

The

financial

statements

are

prepared

on

a

going

concern

basis,

as

the

Board

is

satisfied

that

the

Group

and

the

parent
company

have

the

resources

to

continue

in

business

for

a

period

of

at

least

12

months

from

approval

of

the

financial

statements.

In

making

this

assessment,

the

Board

has

considered

a

wide

range

of

information

relating

to

present

and

future

conditions

and

includes

a
review

of

a

working

capital

report

(WCR).

The

WCR

is

used

by

the

Directors

to

assess

the

future

performance

of

the

business

and

that

it

has

the
resources

in

place

that

are

required

to

meet

its

ongoing

regulatory

requirements.

The

assessment

is

based

upon

business

plans

which

contain
future

projections

of

profitability

taken

from

the

Group’s

three

year

medium-term

plan

as

well

as

projections

of

regulatory

capital

requirements
and

business

funding

needs.

The

WCR

also

includes

an

assessment

of

the

impact

of

internally

generated

stress

testing

scenarios

on

the
liquidity

and

capital

requirement

forecasts.

The

stress

tests

used

were

based

upon

an

assessment

of

reasonably

possible

downside

economic
scenarios

that

the

Group

could

experience.

The

WCR

showed

that

the

Group

had

sufficient

capital

in

place

to

support

its

future

business

requirements

and

remained

above

its

regulatory
minimum

requirements

in

the

stress

scenarios.

Accordingly,

the

Directors

concluded

that

there

was

a

reasonable

expectation

that

the

Group
and

parent

company

has

adequate

resources

to

continue

as

a

Going

Concern

for

a

period

of

at

least

12

months

from

the

date

of

approval

of

the
financial

statements.
4.

Accounting

policies
The

Group

prepares

financial

statements

in

accordance

with

IFRS.

The

Group’s

significant

accounting

policies

relating

to

specific

financial
statement

items,

together

with

a

description

of

the

accounting

estimates

and

judgements

that

were

critical

to

preparing

them,

are

set

out

under
the

relevant

notes.

Accounting

policies

that

affect

the

financial

statements

as

a

whole

are

set

out

below.
(i)

Consolidation
The

Group

applies

IFRS

10
Consolidated

financial

statements
.
The

consolidated

financial

statements

combine

the

financial

statements

of

Barclays

PLC

and

all

its

subsidiaries.

Subsidiaries

are

entities

over
which

Barclays

PLC

has

control.

The

Group

has

control

over

another

entity

when

the

Group

has

all

of

the

following:

1)

power

over

the

relevant

activities

of

the

investee,

for

example

through

voting

or

other

rights
2)

exposure

to,

or

rights

to,

variable

returns

from

its

involvement

with

the

investee,

and
3)

the

ability

to

affect

those

returns

through

its

power

over

the

investee.
The

assessment

of

control

is

based

on

the

consideration

of

all

facts

and

circumstances.

The

Group

reassesses

whether

it

controls

an

investee

if
facts

and

circumstances

indicate

that

there

are

changes

to

one

or

more

of

the

three

elements

of

control.
Intra-group

transactions

and

balances

are

eliminated

on

consolidation.

Consistent

accounting

policies

are

used

throughout

the

Group

for

the
purposes

of

the

consolidation.
Changes

in

ownership

interests

in

subsidiaries

are

accounted

for

as

equity

transactions

if

they

occur

after

control

has

already

been

obtained
and

they

do

not

result

in

loss

of

control.
As

the

consolidated

financial

statements

include

partnerships

where

the

Group

member

is

a

partner,

advantage

has

been

taken

of

the
exemption

under

Regulation

7

of

the

Partnership

(Accounts)

Regulations

2008

with

regard

to

preparing

and

filing

of

individual

partnership
financial

statements.
Details

of

the

principal

subsidiaries

are

given

in

Note

34.
(ii)

Foreign

currency

translation
The

Group

applies

IAS

21
The

Effects

of

Changes

in

Foreign

Exchange

Rates
.

Transactions

in

foreign

currencies

are

translated

into

Sterling

at
the

rate

ruling

on

the

date

of

the

transaction.

Foreign

currency

monetary

balances

are

translated

into

Sterling

at

the

period

end

exchange

rates.
Exchange

gains

and

losses

on

such

balances

are

taken

to

the

income

statement.

Non-monetary

foreign

currency

balances

in

relation

to

items
measured

in

terms

of

historical

cost

are

carried

at

historical

transaction

date

exchange

rates.

Non-monetary

foreign

currency

balances

in
relation

to

items

measured

at

fair

value

are

translated

using

the

exchange

rate

at

the

date

when

the

fair

value

was

measured.

Notes

to

the

financial

statements
For

the

year

ended

31

December

2020
221

Barclays

PLC

2020

Annual

Report

on

Form

20-F
1

Significant

accounting

policies

continued
The

Group’s

foreign

operations

(including

subsidiaries,

joint

ventures,

associates

and

branches)

based

mainly

outside

the

UK

may

have
different

functional

currencies.

The

functional

currency

of

an

operation

is

the

currency

of

the

main

economy

to

which

it

is

exposed.
Prior

to

consolidation

(or

equity

accounting)

the

assets

and

liabilities

of

non-Sterling

operations

are

translated

at

the

period

end

exchange

rate
and

items

of

income,

expense

and

other

comprehensive

income

are

translated

into

Sterling

at

the

rate

on

the

date

of

the

transactions.
Exchange

differences

arising

on

the

translation

of

foreign

operations

are

included

in

currency

translation

reserves

within

equity.

These

are
transferred

to

the

income

statement

when

the

Group

disposes

of

the

entire

interest

in

a

foreign

operation,

when

partial

disposal

results

in

the
loss

of

control

of

an

interest

in

a

subsidiary,

when

an

investment

previously

accounted

for

using

the

equity

method

is

accounted

for

as

a
financial

asset,

or

on

the

disposal

of

an

autonomous

foreign

operation

within

a

branch.
(iii)

Financial

assets

and

liabilities
The

Group

applies

IFRS

9
Financial

Instruments

to

the

recognition,

classification

and

measurement,

and

derecognition

of

financial

assets

and
financial

liabilities

and

the

impairment

of

financial

assets.

The

Group

applies

the

requirements

of

IAS

39
Financial

Instruments:

Recognition

and
Measurement

for

hedge

accounting

purposes.

Recognition
The

Group

recognises

financial

assets

and

liabilities

when

it

becomes

a

party

to

the

terms

of

the

contract.

Trade

date

or

settlement

date
accounting

is

applied

depending

on

the

classification

of

the

financial

asset.
Classification

and

measurement
Financial

assets

are

classified

on

the

basis

of

two

criteria:

i)

the

business

model

within

which

financial

assets

are

managed,

and

ii)

their

contractual

cash

flow

characteristics

(whether

the

cash

flows

represent

‘solely

payments

of

principal

and

interest’

(SPPI)).
The

Group

assesses

the

business

model

criteria

at

a

portfolio

level.

Information

that

is

considered

in

determining

the

applicable

business

model
includes

(i)

policies

and

objectives

for

the

relevant

portfolio,

(ii)

how

the

performance

and

risks

of

the

portfolio

are

managed,

evaluated

and
reported

to

management,

and

(iii)

the

frequency,

volume

and

timing

of

sales

in

prior

periods,

sales

expectation

for

future

periods,

and

the
reasons

for

such

sales.
The

contractual

cash

flow

characteristics

of

financial

assets

are

assessed

with

reference

to

whether

the

cash

flows

represent

SPPI.

In

assessing
whether

contractual

cash

flows

are

SPPI

compliant,

interest

is

defined

as

consideration

primarily

for

the

time

value

of

money

and

the

credit

risk
of

the

principal

outstanding.

The

time

value

of

money

is

defined

as

the

element

of

interest

that

provides

consideration

only

for

the

passage

of
time

and

not

consideration

for

other

risks

or

costs

associated

with

holding

the

financial

asset.

Terms

that

could

change

the

contractual

cash
flows

so

that

it

would

not

meet

the

condition

for

SPPI

are

considered,

including:

(i)

contingent

and

leverage

features,

(ii)

non-recourse
arrangements

and

(iii)

features

that

could

modify

the

time

value

of

money.
Financial

assets

are

measured

at

amortised

cost

if

they

are

held

within

a

business

model

whose

objective

is

to

hold

financial

assets

in

order

to
collect

contractual

cash

flows,

and

their

contractual

cash

flows

represent

SPPI.
Financial

assets

are

measured

at

fair

value

through

other

comprehensive

income

if

they

are

held

within

a

business

model

whose

objective

is
achieved

by

both

collecting

contractual

cash

flows

and

selling

financial

assets,

and

their

contractual

cash

flows

represent

SPPI.
Other

financial

assets

are

measured

at

fair

value

through

profit

and

loss.

There

is

an

option

to

make

an

irrevocable

election

on

initial

recognition
for

non

traded

equity

investments

to

be

measured

at

fair

value

through

other

comprehensive

income,

in

which

case

dividends

are

recognised

in
profit

or

loss,

but

gains

or

losses

are

not

reclassified

to

profit

or

loss

upon

derecognition,

and

the

impairment

requirements

of

IFRS

9

do

not
apply.
The

accounting

policy

for

each

type

of

financial

asset

or

liability

is

included

within

the

relevant

note

for

the

item.

The

Group’s

policies

for
determining

the

fair

values

of

the

assets

and

liabilities

are

set

out

in

Note

17.
Derecognition
The

Group

derecognises

a

financial

asset,

or

a

portion

of

a

financial

asset,

from

its

balance

sheet

where

the

contractual

rights

to

cash

flows
from

the

asset

have

expired,

or

have

been

transferred,

usually

by

sale,

and

with

them

either

substantially

all

the

risks

and

rewards

of

the

asset
or

significant

risks

and

rewards,

along

with

the

unconditional

ability

to

sell

or

pledge

the

asset.
Financial

liabilities

are

de-recognised

when

the

liability

has

been

settled,

has

expired

or

has

been

extinguished.

An

exchange

of

an

existing
financial

liability

for

a

new

liability

with

the

same

lender

on

substantially

different

terms

–

generally

a

difference

of

10%

or

more

in

the

present
value

of

the

cash

flows

or

a

substantive

qualitative

amendment

–

is

accounted

for

as

an

extinguishment

of

the

original

financial

liability

and

the
recognition

of

a

new

financial

liability.
Transactions

in

which

the

Group

transfers

assets

and

liabilities,

portions

of

them,

or

financial

risks

associated

with

them

can

be

complex

and

it
may

not

be

obvious

whether

substantially

all

of

the

risks

and

rewards

have

been

transferred.

It

is

often

necessary

to

perform

a

quantitative
analysis.

Such

an

analysis

compares

the

Group’s

exposure

to

variability

in

asset

cash

flows

before

the

transfer

with

its

retained

exposure

after
the

transfer.
A

cash

flow

analysis

of

this

nature

may

require

judgement.

In

particular,

it

is

necessary

to

estimate

the

asset’s

expected

future

cash

flows

as
well

as

potential

variability

around

this

expectation.

The

method

of

estimating

expected

future

cash

flows

depends

on

the

nature

of

the

asset,
with

market

and

market-implied

data

used

to

the

greatest

extent

possible.

The

potential

variability

around

this

expectation

is

typically

determined
by

stressing

underlying

parameters

to

create

reasonable

alternative

upside

and

downside

scenarios.

Probabilities

are

then

assigned

to

each
scenario.

Stressed

parameters

may

include

default

rates,

loss

severity,

or

prepayment

rates.

Notes

to

the

financial

statements
For

the

year

ended

31

December

2020
222

Barclays

PLC

2020

Annual

Report

on

Form

20-F
1

Significant

accounting

policies

continued
Accounting

for

reverse

repurchase

and

repurchase

agreements

including

other

similar

lending

and

borrowing
Reverse

repurchase

agreements

(and

stock

borrowing

or

similar

transaction)

are

a

form

of

secured

lending

whereby

the

Group

provides

a

loan
or

cash

collateral

in

exchange

for

the

transfer

of

collateral,

generally

in

the

form

of

marketable

securities

subject

to

an

agreement

to

transfer

the
securities

back

at

a

fixed

price

in

the

future.

Repurchase

agreements

are

where

the

Group

obtains

such

loans

or

cash

collateral,

in

exchange

for
the

transfer

of

collateral.
The

Group

purchases

(a

reverse

repurchase

agreement)

or

borrows

securities

subject

to

a

commitment

to

resell

or

return

them.

The

securities
are

not

included

in

the

balance

sheet

as

the

Group

does

not

acquire

the

risks

and

rewards

of

ownership.

Consideration

paid

(or

cash

collateral
provided)

is

accounted

for

as

a

loan

asset

at

amortised

cost,

unless

it

is

designated

or

mandatorily

at

fair

value

through

profit

and

loss.

The

Group

may

also

sell

(a

repurchase

agreement)

or

lend

securities

subject

to

a

commitment

to

repurchase

or

redeem

them.

The

securities
are

retained

on

the

balance

sheet

as

the

Group

retains

substantially

all

the

risks

and

rewards

of

ownership.

Consideration

received

(or

cash
collateral

provided)

is

accounted

for

as

a

financial

liability

at

amortised

cost,

unless

it

is

designated

at

fair

value

through

profit

and

loss.
(iv)

Issued

debt

and

equity

instruments
The

Group

applies

IAS

32,
Financial

Instruments:

Presentation
,

to

determine

whether

funding

is

either

a

financial

liability

(debt)

or

equity.
Issued

financial

instruments

or

their

components

are

classified

as

liabilities

if

the

contractual

arrangement

results

in

the

Group

having

an
obligation

to

either

deliver

cash

or

another

financial

asset,

or

a

variable

number

of

equity

shares,

to

the

holder

of

the

instrument.

If

this

is

not

the
case,

the

instrument

is

generally

an

equity

instrument

and

the

proceeds

included

in

equity,

net

of

transaction

costs.

Dividends

and

other

returns
to

equity

holders

are

recognised

when

paid

or

declared

by

the

members

at

the

AGM

and

treated

as

a

deduction

from

equity.
Where

issued

financial

instruments

contain

both

liability

and

equity

components,

these

are

accounted

for

separately.

The

fair

value

of

the

debt

is
estimated

first

and

the

balance

of

the

proceeds

is

included

within

equity.
5.

New

and

amended

standards

and

interpretations
The

accounting

policies

adopted

are

consistent

with

those

of

the

previous

financial

year,

with

the

exception

of

the

early

adoption

of
Interest

Rate
Benchmark

Reform

–

Phase

2
(Amendments

to

IFRS

9,

IAS

39,

IFRS

7,

IFRS

4

and

IFRS

16)

which

was

applied

from

1

January

2020.
IFRS

9,

IAS

39,

IFRS

7,

IFRS

4

and

IFRS

16

–

Amendments

relating

to

Interest

Rate

Benchmark

Reform

(Phase

2

amendments)
IFRS

9,

IAS

39,

IFRS

7,

IFRS

4

and

IFRS

16

were

amended

in

August

2020,

which

are

effective

for

periods

beginning

on

or

after

1

January
2021

with

earlier

adoption

permitted.

The

Group

elected

to

early

adopt

the

amendments

with

effect

from

1

January

2020.

The

amendments
have

been

endorsed

by

the

EU

and

by

the

UK.
IFRS

9

allows

companies

when

they

first

apply

IFRS

9,

to

make

an

accounting

policy

choice

to

continue

to

apply

the

hedge

accounting
requirements

of

IAS

39.

The

Group

made

the

election

to

continue

to

apply

the

IAS

39

hedge

accounting

requirements,

and

consequently,

the
amendments

to

IAS

39

in

respect

of

hedge

accounting

have

been

adopted

by

the

Group.

The

objective

of

the

amendments

is

to

provide

certain

reliefs

to

companies

when

changes

are

made

to

the

contractual

cash

flows

or

hedging
relationships

resulting

from

interest

rate

benchmark

reform.

The

reliefs

adopted

by

the

Group

have

been

described

below.
Changes

in

the

basis

for

determining

contractual

cash

flows
A

change

in

the

basis

of

determining

the

contractual

cash

flows

of

a

financial

instrument

that

are

required

by

the

reform

is

accounted

for

by
updating

the

effective

interest

rate,

without

the

recognition

of

an

immediate

gain

or

loss.

This

practical

expedient

is

only

applied

where

(1)

the
change

to

the

contractual

cash

flows

is

necessary

as

a

direct

consequence

of

the

reform

and

(2)

the

new

basis

for

determining

the

contractual
cash

flows

is

economically

equivalent

to

the

previous

basis.

For

changes

made

in

addition

to

those

required

by

the

reform,

the

practical
expedient

is

applied

first,

after

which

the

normal

IFRS

9

requirements

for

modifications

of

financial

instruments

is

applied.
Hedge

accounting
The

IAS

39

requirements

in

respect

of

hedge

accounting

have

been

amended

in

two

phases.

The

Phase

1

amendments,

which

were

adopted
by

the

Group

in

2019,

provide

relief

to

the

hedge

accounting

requirements

prior

to

changing

a

hedge

relationship

due

to

the

interest

rate
benchmark

reform

(refer

to

Note

14).

The

Phase

2

amendments

provide

relief

when

changes

are

made

to

hedge

relationships

as

a

result

of

the
interest

rate

benchmark

reform.

The

Phase

2

amendments

adopted

by

the

Group

are

described

below.
◾

Under

a

temporary

exception,

changes

to

the

hedge

designation

and

hedge

documentation

due

to

the

interest

rate

benchmark

reform

would
not

constitute

the

discontinuation

of

the

hedge

relationship

nor

the

designation

of

a

new

hedging

relationship.
◾

In

respect

of

the

retrospective

hedge

effectiveness

assessment,

the

Group

may

elect

on

a

hedge-by-hedge

basis

to

reset

the

cumulative

fair
value

changes

to

zero

when

the

exception

to

the

retrospective

assessment

ends

(Phase

1

relief).

Any

hedge

ineffectiveness

will

continue

to
be

me

asured

and

recognised

in

full

in

profit

or

loss.
◾

Amounts

accumulated

in

the

cash

flow

hedge

reserve

would

be

deemed

to

be

based

on

the

alternative

benchmark

rate

(on

which

the

hedge
future

cash

flows

are

determined)

when

there

is

a

change

in

basis

for

determining

the

contractual

cash

flows.
◾

For

hedges

of

groups

of

items

(such

as

those

forming

part

of

a

macro

cash

flow

hedging

strategy),

the

amendments

provide

relief

for

items
within

a

designated

group

of

items

that

are

amended

for

changes

directly

required

by

the

reform.
◾

In

respect

of

whether

a

risk

component

of

a

hedged

item

is

separately

identifiable,

the

amendments

provide

temporary

relief

to

entities

to

meet
this

requirement

when

an

alternative

risk

free

rate

(RFR)

financial

instrument

is

designated

as

a

risk

component.

These

amendments

allow
entities

upon

designation

of

the

hedge

to

assume

that

the

separately

identifiable

requirement

is

met

if

the

entity

reasonably

expects

the

RFR
risk

will

become

separately

identifiable

within

the

next

24

months.

This

relief

applies

to

each

RFR

on

a

rate-by-rate

basis

and

starts

when

the
entity

first

designates

the

RFR

as

a

non-contractually

specified

risk

component.

Notes

to

the

financial

statements
For

the

year

ended

31

December

2020
223

Barclays

PLC

2020

Annual

Report

on

Form

20-F
1

Significant

accounting

policies

continued
The

amendments

to

IFRS

7

require

certain

disclosures

to

be

made

to

enable

users

of

financial

statements

to

understand

the

effect

of

interest
rate

benchmark

reform

on

an

entity’s

financial

instruments

and

risk

management

strategy.

Refer

to

Note

41

where

these

disclosures

have

been
included.
Future

accounting

developments
The

following

accounting

standards

have

been

issued

by

the

IASB

but

are

not

yet

effective:
IFRS

17

–

Insurance

contracts
In

May

2017,

the

IASB

issued

IFRS

17
Insurance

Contracts
,

a

comprehensive

new

accounting

standard

for

insurance

contracts

covering
recognition

and

measurement,

presentation

and

disclosure.

Once

effective,

IFRS

17

will

replace

IFRS

4
Insurance

Contracts

that

was

issued

in
2005.
IFRS

17

applies

to

all

types

of

insurance

contracts

(i.e.

life,

non-life,

direct

insurance

and

re-insurance),

regardless

of

the

type

of

entities

that
issue

them,

as

well

as

to

certain

guarantees

and

financial

instruments

with

discretionary

participation

features.

A

few

scope

exceptions

will
apply.

In

June

2020,

the

IASB

published

amendments

to

IFRS

17.

The

amendments

that

are

relevant

to

the

Group

are

the

scope

exclusion

for

credit
card

contracts

and

similar

contracts

that

provide

insurance

coverage,

the

optional

scope

exclusion

for

loan

contracts

that

transfer

significant
insurance

risk,

and

the

clarification

that

only

financial

guarantees

issued

are

in

scope

of

IFRS

9.
The

amendments

also

defer

the

effective

date

of

IFRS

17,

including

the

above

amendments,

to

annual

reporting

periods

beginning

on

or

after

1
January

2023.
IFRS

17,

including

the

amendments

to

IFRS

17,

has

not

yet

been

endorsed

by

the

EU

as

of

the

date

that

the

financial

statements

are

authorised
for

issue.

Following

the

UK’s

withdrawal

from

the

EU

on

31

December

2020,

the

UK-adopted

international

accounting

standards

will

be

applicable.

IFRS
17,

including

the

amendments

to

IFRS

17,

has

not

yet

been

endorsed

by

the

UK.

The

Group

is

currently

assessing

the

expected

impact

of
adopting

this

standard.
6.

Critical

accounting

estimates

and

judgements
The

preparation

of

financial

statements

in

accordance

with

IFRS

requires

the

use

of

estimates.

It

also

requires

management

to

exercise
judgement

in

applying

the

accounting

policies.

The

key

areas

involving

a

higher

degree

of

judgement

or

complexity

or

areas

where

assumptions
are

significant

to

the

consolidated

and

individual

financial

statements

are

highlighted

under

the

relevant

note.

Critical

accounting

estimates

and
judgements

are

disclosed

in:
◾

Credit

impairment

charges

on

page

230
◾

Tax

on

page

234
◾

Fair

value

of

financial

instruments

on

page

249
◾

Goodwill

and

intangible

assets

on

page

265
◾

Pensions

and

post-retirement

benefits

–

obligations

on

page

284
◾

Provisions

including

conduct

and

legal,

competition

and

regulatory

matters

on

page

271.
7.

Other

disclosures
To

improve

transparency

and

ease

of

reference,

by

concentrating

related

information

in

one

place,

certain

disclosures

required

under

IFRS
have

been

included

within

the

Risk

review

section

as

follows:
◾

Credit

risk

on

pages

104

to

105

and

110

to

145
◾

Market

risk

on

page

105

to

106

and

146

to

147
◾

Treasury

and

capital

risk

–

liquidity

on

pages

106

and

148

to

160
◾

Treasury

and

capital

risk

–

capital

on

pages

106

to

107

and

161

to

170.
These

disclosures

are

covered

by

the

Audit

opinion

(included

on

pages

207

to

210)

where

referenced

as

audited.
8.

Parent

company

accounts
The

Parent

Company’s

financial

statements

on

pages

217

to

219

also

form

part

of

the

notes

to

the

consolidated

financial

statements.

Notes

to

the

financial

statements
Financial

performance

and

returns
224

Barclays

PLC

2020

Annual

Report

on

Form

20-F
The

notes

included

in

this

section

focus

on

the

results

and

performance

of

the

Group.

Information

on

the

income

generated,

expenditure
incurred,

segmental

performance,

tax,

earnings

per

share

and

dividends

are

included

here.

For

further

detail

on

performance,

see

income
statement

commentary

within

Financial

review

(unaudited).
2

Segmental

reporting
Presentation

of

segmental

reporting
The

Group’s

segmental

reporting

is

in

accordance

with

IFRS

8
Operating

Segments
.

Operating

segments

are

reported

in

a

manner

consistent
with

the

internal

reporting

provided

to

the

Executive

Committee,

which

is

responsible

for

allocating

resources

and

assessing

performance

of

the
operating

segments,

and

has

been

identified

as

the

chief

operating

decision

maker.

All

transactions

between

business

segments

are

conducted
on

an

arm’s-length

basis,

with

intra-segment

revenue

and

costs

being

eliminated

in

Head

Office.

Income

and

expenses

directly

associated

with
each

segment

are

included

in

determining

business

segment

performance.
The

Group

is

a

British

universal

bank

diversified

by

business,

geography

and

income

type,

serving

consumer

and

wholesale

customers

and
clients

globally

and

for

segmental

reporting

purposes

it

defines

its

two

operating

divisions

as

Barclays

UK

and

Barclays

International.
◾
Barclays

UK

comprises

our

UK

Personal

Banking,

UK

Business

Banking

and

Barclaycard

Consumer

UK

businesses.

These

businesses

are
carried

on

by

our

UK

ring-fenced

bank

(Barclays

Bank

UK

PLC)

and

certain

other

entities

within

the

Group.
◾
Barclays

International

comprises

our

Corporate

and

Investment

Bank

and

Consumer,

Cards

and

Payments

businesses.

These

businesses
are

carried

on

by

our

non

ring-fenced

bank

(Barclays

Bank

PLC)

and

its

subsidiaries,

as

well

as

by

certain

other

entities

within

the

Group.
The

below

table

also

includes

Head

Office

which

comprises

head

office,

Barclays

Execution

Services

FTE

and

legacy

businesses.
Analysis

of

results

by

business
Barclays

UK

Barclays
International

Head

Office
Group

results
£m £m £m £m
For

the

year

ended

31

December

2020
Total

income
6,347 15,921 (502) 21,766
Credit

impairment

charges
(1,467) (3,280) (91) (4,838)
Net

operating

income/(expenses)
4,880 12,641 (593) 16,928
Operating

costs
(4,270) (8,765) (399) (13,434)
UK

bank

levy
(50) (240) (9) (299)
Litigation

and

conduct
(32) (48) (73) (153)
Total

operating

expenses
(4,352) (9,053) (481) (13,886)
Other

net

income/(expenses)
a 18 28 (23) 23
Profit/(loss)

before

tax

546 3,616 (1,097) 3,065
Total

assets

(£bn)
289.1 1,041.8 18.6 1,349.5
Number

of

employees

(full

time

equivalent)
21,300 10,800 50,900 83,000
Average

number

of

employees

(full

time

equivalent)
81,800

Note
a

Other

net

income/(expenses)

represents

the

share

of

post

-tax

results

of

associates

and

joint

ventures,

profit

(or

loss)

on

disposal

of

subsidiaries,

associates

and

joint

ventures,
and

gains

on

acquisitions.
On

1

April

2020,

assets

of

£2.2bn

relating

to

the

Barclays

Partner

Finance

business

were

moved

from

Barclays

International

to

Barclays

UK,
with

net

operating

income

of

£19m

and

loss

before

tax

of

£5m

subsequently

recognised

in

Barclays

UK

for

the

rest

of

2020.

The

2019

and

2018
comparative

figures

have

not

been

restated.
Barclays

UK

Barclays
International

Head

Office
Group

results
£m £m £m £m
For

the

year

ended

31

December

2019
Total

income
7,353 14,675 (396) 21,632
Credit

impairment

charges
(712) (1,173) (27) (1,912)
Net

operating

income/(expenses)
6,641 13,502 (423) 19,720
Operating

costs
(3,996) (9,163) (200) (13,359)
UK

bank

levy
(41) (174) (11) (226)
Litigation

and

conduct
(1,582) (116) (151) (1,849)
Total

operating

expenses
(5,619) (9,453) (362) (15,434)
Other

net

income
a - 69 2 71
Profit/(loss)

before

tax

1,022 4,118 (783) 4,357
Total

assets

(£bn)
257.8 861.4 21.0 1,140.2
Number

of

employees

(full

time

equivalent)
21,400 11,200 48,200 80,800
Average

number

of

employees

(full

time

equivalent)
82,700

Note
a

Other

net

income

/(expenses)

represents

the

share

of

post

-tax

results

of

associates

and

joint

ventures,

profit

(or

loss)

on

disposal

of

subsidiaries,

associates

and

joint

ventures,
and

gains

on

acquisitions.

Notes

to

the

financial

statements
Financial

performance

and

returns
225

Barclays

PLC

2020

Annual

Report

on

Form

20-F
Analysis

of

results

by

business
Barclays

UK

Barclays
International

Head

Office
Group

results
£m £m £m £m
For

the

year

ended

31

December

2018
Total

income
7,383 14,026 (273) 21,136
Credit

impairment

(charges)/releases
(826) (658) 16 (1,468)
Net

operating

income/(expenses)
6,557 13,368 (257) 19,668
Operating

costs
(4,075) (9,324) (228) (13,627)
UK

bank

levy
(46) (210) (13) (269)
GMP

charge
- - (140) (140)
Litigation

and

conduct
(483) (127) (1,597) (2,207)
Total

operating

expenses
(4,604) (9,661) (1,978) (16,243)
Other

net

income/(expenses)
a 3 68 (2) 69
Profit/(loss)

before

tax
1,956 3,775 (2,237) 3,494
Total

assets

(£bn)
249.7 862.1 21.5 1,133.3
Number

of

employees

(full

time

equivalent)

22,600

12,400

48,500

83,500

Note
a

Other

net

income/(expenses)

represents

the

share

of

post

-tax

results

of

associates

and

joint

ventures,

profit

(or

loss)

on

disposal

of

subsidiaries,

associates

and

joint

ventures,

and

gains

on

acquisitions.
Income

by

geographic

region
a
2020 2019 2018
For

the

year

ended

31

December
£m £m £m
United

Kingdom
11,211 11,809 11,529
Europe

2,059 1,754 1,617
Americas

7,425 7,064 7,058
Africa

and

Middle

East
36 59 43
Asia

1,035 946 889
Total 21,766 21,632 21,136
Income

from

individual

countries

which

represent

more

than

5%

of

total

income
a
2020 2019 2018
For

the

year

ended

31

December
£m £m £m
United

Kingdom
11,211 11,809 11,529
United

States

7,318 6,939 6,911

Note
a

The

geographical

analysis

is

based

on

the

location

of

the

office

where

the

transactions

are

recorded.

Notes

to

the

financial

statements
Financial

performance

and

returns
226

Barclays

PLC

2020

Annual

Report

on

Form

20-F
3

Net

interest

income
Accounting

for

interest

income

and

expenses
Interest

income

on

loans

and

advances

at

amortised

cost

and

financial

assets

at

fair

value

through

other

comprehensive

income,

and

interest
expense

on

financial

liabilities

held

at

amortised

cost,

are

calculated

using

the

effective

interest

method

which

allocates

interest,

and

direct

and
incremental

fees

and

costs,

over

the

expected

lives

of

the

assets

and

liabilities.
The

effective

interest

method

requires

the

Group

to

estimate

future

cash

flows,

in

some

cases

based

on

its

experience

of

customers’

behaviour,
considering

all

contractual

terms

of

the

financial

instrument,

as

well

as

the

expected

lives

of

the

assets

and

liabilities.

The

Group

incurs

certain

costs

to

originate

credit

card

balances

with

the

most

significant

being

co-brand

partner

fees.

To

the

extent

these

costs
are

attributed

to

customers

that

continuously

carry

an

outstanding

balance

(revolvers)

and

incremental

to

the

origination

of

credit

card

balances,
they

are

capitalised

and

subsequently

included

within

the

calculation

of

the

effective

interest

rate.

They

are

amortised

to

interest

income

over
the

period

of

expected

repayment

of

the

originated

balance.

Costs

attributed

to

customers

that

settle

their

outstanding

balances

each

period
(transactors)

are

deferred

on

the

balance

sheet

as

a

cost

of

obtaining

a

contract

and

amortised

to

fee

and

commission

expense

over

the

life

of
the

customer

relationship

(refer

to

Note

4).

There

are

no

other

individual

estimates

involved

in

the

calculation

of

effective

interest

rates

that

are
material

to

the

results

or

financial

position.
2020 2019 a 2018 a
£m £m £m
Cash

and

balances

at

central

banks
275
1,091 1,123
Loans

and

advances

at

amortised

cost
10,180
12,450 12,073
Fair

value

through

other

comprehensive

income
776
1,032 1,029
Negative

interest

on

liabilities
68
13 35
Other

593
870 281
Interest

and

similar

income
11,892 15,456 14,541
Deposits

at

amortised

cost
(1,030) (2,449) (2,250)
Debt

securities

in

issue
b
(1,360) (1,906) (1,677)
Subordinated

liabilities
(670) (1,068) (1,223)
Negative

interest

on

assets
(344) (278) (270)
Other (366) (348) (59)
Interest

and

similar

expense
(3,770) (6,049) (5,479)
Net

interest

income
8,122 9,407 9,062

Notes
a

Comparatives

for

negative

interest

income

on

liabilities

and

negative

interest

expense

on

assets

have

been

re

-presented

from

Other

interest

income

and

Other

interest
expense.
b

Barclays

has

amended

the

presentation

of

the

premium

paid

for

purchased

financial

guarantees

which

are

embedded

in

notes

it

issues

directly

to

the

market.

From

20

20
onwards,

the

full

note

coupon

(£99m)

is

presented

as

interest

expense

within

net

interest

income.

The

financial

guarantee

element

of

the

coupon

had

previously

been
recognised

in

net

investment

income

(2019:

£25m;

2018:

£1m).

The

comparatives

have

not

been

restated.
Interest

and

similar

income

presented

above

represents

interest

revenue

calculated

using

the

effective

interest

method.

Costs

to

originate

credit
card

balances

of

£698m

(2019:

£697m;

2018:

£596m)

have

been

amortised

to

interest

and

similar

income

during

the

year.

Interest

and

similar
income

includes

£40m

(2019:

£48m;

2018:

£53m)

accrued

on

impaired

loans.

Other

interest

expense

includes

£70m

(2019:

£76m)

relating

to
IFRS

16

lease

interest

expenses.

4

Net

fee

and

commission

income
Accounting

for

net

fee

and

commission

income
The

Group

applies

IFRS

15

Revenue

from

Contracts

with

Customers.

IFRS

15

establishes

a

five-step

model

governing

revenue

recognition.
The

five-step

model

requires

the

Group

to

(i)

identify

the

contract

with

the

customer,

(ii)

identify

each

of

the

performance

obligations

included

in
the

contract,

(iii)

determine

the

amount

of

consideration

in

the

contract,

(iv)

allocate

the

consideration

to

each

of

the

identified

performance
obligations

and

(v)

recognise

revenue

as

each

performance

obligation

is

satisfied.
The

Group

recognises

fee

and

commission

income

charged

for

services

provided

by

the

Group

as

the

services

are

provided,

for

example,

on
completion

of

the

underlying

transaction.

Where

the

contractual

arrangements

also

result

in

the

Group

recognising

financial

instruments

in
scope

of

IFRS

9,

such

financial

instruments

are

initially

recognised

at

fair

value

in

accordance

with

IFRS

9

before

applying

the

provisions

of
IFRS

15.

Fee

and

commission

income

is

disaggregated

below

by

fee

types

that

reflect

the

nature

of

the

services

offere

d

across

the

Group

and

operating
segments,

in

accordance

with

IFRS

15.

The

below

table

includes

a

total

for

fees

in

scope

of

IFRS

15.

Refer

to

Note

2

for

more

detailed
information

about

operating

segments.

Notes

to

the

financial

statements
Financial

performance

and

returns
227

Barclays

PLC

2020

Annual

Report

on

Form

20-F
2020
Barclays

UK
Barclays
International
Head

Office
Total
£m £m £m £m
Fee

type
Transactional 810 2,353 - 3,163
Advisory 159 693 2 854
Brokerage

and

execution
212 1,173 - 1,385
Underwriting

and

syndication
- 2,867 - 2,867
Other 71 173 9 253
Total

revenue

from

contracts

with

customers
1,252 7,259 11 8,522
Other

non-contract

fee

income
- 119 - 119
Fee

and

commission

income
1,252 7,378 11 8,641
Fee

and

commission

expense
(308) (1,754) (8) (2,070)
Net

fee

and

commission

income
944 5,624 3 6,571
2019
Barclays

UK
Barclays
International
Head

Office
Total
£m £m £m £m
Fee

type
Transactional 1,074 2,809 - 3,883
Advisory 177 903 - 1,080
Brokerage

and

execution
208 1,131 - 1,339
Underwriting

and

syndication
- 2,358 - 2,358
Other 92 242 12 346
Total

revenue

from

contracts

with

customers
1,551 7,443 12 9,006
Other

non-contract

fee

income
- 116 - 116
Fee

and

commission

income
1,551 7,559 12 9,122
Fee

and

commission

expense
(365) (1,990) (7) (2,362)
Net

fee

and

commission

income
1,186 5,569 5 6,760
2018
Barclays

UK
Barclays
International
Head

Office
Total
£m £m £m £m
Fee

type
Transactional 1,102 2,614 - 3,716
Advisory 209 850 - 1,059
Brokerage

and

execution
153 1,073 - 1,226
Underwriting

and

syndication
- 2,462 - 2,462
Other 78 207 27 312
Total

revenue

from

contracts

with

customers
1,542 7,206 27 8,775
Other

non-contract

fee

income
- 118 - 118
Fee

and

commission

income
1,542 7,324 27 8,893
Fee

and

commission

expense
(360) (1,707) (17) (2,084)
Net

fee

and

commission

income
1,182 5,617 10 6,809
Fee

types
Transactional
Transactional

fees

are

service

charges

on

deposit

accounts,

cash

management

services

and

transactional

processing

fees.

These

include
interchange

and

merchant

fee

income

generated

from

credit

and

bank

card

usage.

Transaction

and

processing

fees

are

recognised

at

the

point
in

time

the

transaction

occurs

or

service

is

performed.

Interchange

and

me

rchant

fees

are

recognised

upon

settlement

of

the

card

transaction
payment.
The

Group

incurs

certain

card

related

costs

including

those

related

to

cardholder

reward

programmes

and

payments

to

co-brand

partners.
Cardholder

reward

programmes

costs

related

to

customers

that

settle

their

outstanding

balance

each

period

(transactors)

are

expensed

when
incurred

and

presented

in

fee

and

commission

expense

while

costs

related

to

customers

that

continuously

carry

an

outstanding

balance
(revolvers)

are

included

in

the

effective

interest

rate

of

the

receivable

(refer

to

Note

3).

Payments

to

partners

for

new

cardholder

account
originations

related

to

transactor

accounts

are

deferred

as

costs

to

obtain

a

contract

under

IFRS

15,

while

costs

related

to

revolver

accounts

are

Notes

to

the

financial

statements
Financial

performance

and

returns
228

Barclays

PLC

2020

Annual

Report

on

Form

20-F
included

in

the

effective

interest

rate

of

the

receivable

(refer

to

Note

3).

Those

costs

deferred

under

IFRS

15

are

capitalised

and

amortised

over
the

estimated

life

of

the

customer

relationship.

Payments

to

co-brand

partners

based

on

revenue

sharing

are

presented

as

a

reduction

of

fee
and

commission

income

while

payments

based

on

profitability

are

presented

in

fee

and

commission

expense.
Advisory
Advisory

fees

are

generated

from

wealth

management

services

and

investment

banking

advisory

services

related

to

mergers,

acquisitions

and
financial

restructurings.

Wealth

management

advisory

fees

are

earned

over

the

period

the

services

are

provided

and

are

generally

recognised
quarterly

when

the

market

value

of

client

assets

is

determined.

Investment

banking

advisory

fees

are

recognised

at

the

point

in

time

when

the
services

related

to

the

transaction

have

been

completed

under

the

terms

of

the

engagement.

Investment

banking

advisory

costs

are

recognised
as

incurred

in

fee

and

commission

expense

if

direct

and

incremental

to

the

advisory

services

or

are

otherwise

recognised

in

operating
expenses.
Brokerage

and

execution
Brokerage

and

execution

fees

are

earned

for

executing

client

transactions

with

various

exchanges

and

over-the-counter

markets

and

assisting
clients

in

clearing

transactions.

Brokerage

and

execution

fees

are

recognised

at

the

point

in

time

the

associated

service

has

been

completed
which

is

generally

the

trade

date

of

the

transaction.
Underwriting

and

syndication
Underwriting

and

syndication

fees

are

earned

for

the

distribution

of

client

equity

or

debt

securities

and

the

arrangement

and

administration

of

a
loan

syndication.

This

includes

commitment

fees

to

provide

loan

financing.

Underwriting

fees

are

generally

recognised

on

trade

date

if

there

is
no

remaining

contingency,

such

as

the

transaction

being

conditional

on

the

closing

of

an

acquisition

or

another

transaction.

Underwriting

costs
are

deferred

and

recognised

in

fee

and

commission

expense

when

the

associated

underwriting

fees

are

recorded.

Syndication

fees

are

earned
for

arranging

and

administering

a

loan

syndication;

however,

the

associated

fee

may

be

subject

to

variability

until

the

loan

has

been

syndicated
to

other

syndicate

members

or

until

other

contingencies

have

been

resolved

and

therefore

the

fee

revenue

is

deferred

until

the

uncertainty

is
resolved.
Included

in

the

underwriting

and

syndication

fees

are

loan

commitment

fees

which

are

not

presented

as

part

of

the

carrying

value

of

the

loan

in
accordance

with

IFRS

9.

Such

commitment

fees

are

recognised

over

time

through

to

the

contractual

maturity

of

the

commitment.
Contract

assets

and

contract

liabilities
The

Group

had

no

material

contract

assets

or

contract

liabilities

as

at

31

December

2020

(2019:

nil;

2018:

nil).
Impairment

of

fee

receivables

and

contract

assets
During

2020,

there

have

been

no

material

impairments

recognised

in

relation

to

fees

receivable

and

contract

assets

(2019:

nil;

2018:

nil).

Fees
in

relation

to

transactional

business

can

be

added

to

outstanding

customer

balances.

These

amounts

may

be

subsequently

impaired

as

part

of
the

overall

loans

and

advances

balance.
Remaining

performance

obligations
The

Group

applies

the

practical

expedient

of

IFRS

15

and

does

not

disclose

information

about

remaining

performance

obligations

that

have
original

expected

durations

of

one

year

or

less

or

because

the

Group

has

a

right

to

consideration

that

corresponds

directly

with

the

value

of

the
service

provided

to

the

client

or

customer.
Costs

incurred

in

obtaining

or

fulfilling

a

contract
The

Group

expects

that

incremental

costs

of

obtaining

a

contract

such

as

success

fee

and

commission

fees

paid

are

recoverable

and

therefore
capitalised

such

contract

costs

in

the

amount

of

£141m

at

31

December

2020

(2019:

£159m;

2018:

£125m).
Capitalised

contract

costs

are

amortised

based

on

the

transfer

of

services

to

which

the

asset

relates

which

typically

ranges

over

the

expected
life

of

the

relationship.

In

2020,

the

amount

of

amortisation

was

£36m

(2019:

£30m;

2018:

£30m)

and

there

was

no

impairment

loss

recognised
in

connection

with

the

capitalised

contract

costs

(2019:

nil;

2018:

nil).

Notes

to

the

financial

statements
Financial

performance

and

returns
229

Barclays

PLC

2020

Annual

Report

on

Form

20-F
5

Net

trading

income
Accounting

for

net

trading

income
In

accordance

with

IFRS

9,

trading

positions

are

held

at

fair

value,

and

the

resulting

gains

and

losses

are

included

in

the

income

statement,
together

with

interest

and

dividends

arising

from

long

and

short

positions

and

funding

costs

relating

to

trading

activities.
Income

arises

from

both

the

sale

and

purchase

of

trading

positions,

margins

which

are

achieved

through

market

making

and

customer

business
and

from

changes

in

fair

value

caused

by

movements

in

interest

and

exchange

rates,

equity

prices

and

other

market

variables.
Gains

or

losses

on

non-trading

financial

instruments

designated

or

mandatorily

at

fair

value

with

changes

in

fair

value

recognised

in

the

income
statement

are

included

in

net

trading

income

where

the

business

model

is

to

manage

assets

and

liabilities

on

a

fair

value

basis

which

includes
use

of

derivatives

or

where

an

instrument

is

designated

at

fair

value

to

eliminate

an

accounting

mismatch

and

the

related

instrument's

gain

and
losses

are

reported

in

trading

income.
2020 2019 2018
£m £m £m
Net

gains

from

financial

instruments

held

for

trading
5,342
2,941 3,292
Net

gains

from

financial

instruments

designated

at

fair

value
700 256 267
Net

gains

from

financial

instruments

mandatorily

at

fair

value
987 1,038 1,007
Net

trading

income
7,029 4,235 4,566
6

Net

investment

income
Accounting

for

net

investment

income
Dividends

are

recognised

when

the

right

to

receive

the

dividend

has

been

established.

Other

accounting

policies

relating

to

net

investment
income

are

set

out

in

Note

13

and

Note

15.
2020 2019 2018
£m £m £m
Net

(losses)/gains

from

financial

instruments

mandatorily

at

fair

value
(50) 510 226
Net

gains

from

disposal

of

debt

instruments

at

fair

value

through

other

comprehensive

income
295 502 158
Net

(losses)/gains

from

disposal

of

financial

assets

and

liabilities

measured

at

amortised

cost
a (61) 257 38
Dividend

income
37 76 91
Net

(losses)/gains

on

other

investments
b (208) (214) 72
Net

investment

income
13 1,131 585

Notes
a

Included

within

the

2020

balance

are

losses

of

£115m

relating

to

the

partial

redemption

of

contingent

capital

notes.

Included

within

the

2019

balance

are

gains

of

£170m
relating

to

the

sale

of

debt

securities

as

part

of

the

Group’s

Treasury

operations.

b

Barclays

has

amended

the

presentation

of

the

premium

paid

for

purchased

financial

guarantees

which

are

embedded

in

notes

it

issues

directly

to

the

market.

From

2020
onwards,

the

full

note

coupon

is

presented

as

interest

expense

within

net

interest

income.

The

financial

guarantee

element

of

the

coupon

had

previously

been

recognised

in
net

investment

incom

e.

The

reclassif

ication

into

interest

expense

is

£99m

for

2020

(2019:

£25m,

2018:

£1m).

The

comparatives

have

not

been

restated.

Notes

to

the

financial

statements
Financial

performance

and

returns
230

Barclays

PLC

2020

Annual

Report

on

Form

20-F
7

Credit

impairment

charges
Accounting

for

the

impairment

of

financial

assets

Impairment

In

accordance

with

IFRS

9,

the

Group

is

required

to

recognise

expected

credit

losses

(ECLs)

based

on

unbiased

forward-looking

information

for
all

financial

assets

at

amortised

cost,

lease

receivables,

debt

financial

assets

at

fair

value

through

other

comprehensive

income,

loan
commitments

and

financial

guarantee

contracts.

At

the

reporting

date,

an

allowance

(or

provision

for

loan

commitments

and

financial

guarantees)

is

required

for

the

12

month

(Stage

1)

ECLs.

If
the

credit

risk

has

significantly

increased

since

initial

recognition

(Stage

2),

or

if

the

financial

instrument

is

credit

impaired

(Stage

3),

an
allowance

(or

provision)

should

be

recognised

for

the

lifetime

ECLs.

The

measurement

of

ECL

is

calculated

using

three

main

components:

(i)

probability

of

default

(PD)

(ii)

loss

given

default

(LGD)

and

(iii)

the
exposure

at

default

(EAD).

The

12

month

and

lifetime

ECLs

are

calculated

by

multiplying

the

respective

PD,

LGD

and

the

EAD.

The

12

month

and

lifetime

PDs

represent
the

PD

occurring

over

the

next

12

months

and

the

remaining

maturity

of

the

instrument

respectively.

The

EAD

represents

the

expected

balance
at

default,

taking

into

account

the

repayment

of

principal

and

interest

from

the

balance

sheet

date

to

the

default

event

together

with

any
expected

drawdowns

of

committed

facilities.

The

LGD

represents

expected

losses

on

the

EAD

given

the

event

of

default,

taking

into

account,
among

other

attributes,

the

mitigating

effect

of

collateral

value

at

the

time

it

is

expected

to

be

realised

and

the

time

value

of

money.

Determining

a

significant

increase

in

credit

risk

since

initial

recognition:
The

Group

assesses

when

a

significant

increase

in

credit

risk

has

occurred

based

on

quantitative

and

qualitative

assessments.

The

credit

risk

of
an

exposure

is

considered

to

have

significantly

increased

when:
i)

Quantitative

test
The

annualised

lifetime

PD

has

increased

by

more

than

an

agreed

threshold

relative

to

the

equivalent

at

origination.
PD

deterioration

thresholds

are

defined

as

percentage

increases,

and

are

set

at

an

origination

score

band

and

segment

level

to

ensure

the

test
appropriately

captures

significant

increases

in

credit

risk

at

all

risk

levels.

Generally,

thresholds

are

inversely

correlated

to

the

origination

PD,

i.e.
as

the

origination

PD

increases,

the

threshold

value

reduces.
The

assessment

of

the

point

at

which

a

PD

increase

is

deemed

‘significant’,

is

based

upon

analysis

of

the

portfolio’s

risk

profile

against

a
common

set

of

principles

and

performance

metrics

(consistent

across

both

retail

and

wholesale

businesses),

incorporating

expert

credit
judgement

where

appropriate.

Application

of

quantitative

PD

floors

does

not

represent

the

use

of

the

low

credit

risk

exemption

as

exposures

can
separately

move

into

Stage

2

via

the

qualitative

route

described

below.

Wholesale

assets

apply

a

100%

increase

in

PD

and

0.2%

PD

floor

to

determine

a

significant

increase

in

credit

risk.
Retail

assets

apply

bespoke

relative

increase

and

absolute

PD

thresholds

based

on

product

type

and

origination

PD.

Thresholds

are

subject

to
maximums

defined

by

Group

policy

and

typically

apply

minimum

relative

thresholds

of

50-100%

and

a

maximum

relative

threshold

of

400%.
For

existing/historical

exposures

where

origination

point

scores

or

data

are

no

longer

available

or

do

not

represent

a

comparable

estimate

of
lifetime

PD,

a

proxy

origination

score

is

defined,

based

upon:

◾

back-population

of

the

approved

lifetime

PD

score

either

to

origination

date

or,

where

this

is

not

feasible,

as

far

back

as

possible

(subject

to

a
data

start

point

no

later

than

1

January

2015);

or
◾

use

of

available

historical

account

performance

data

and

other

customer

information,

to

derive

a

comparable

‘proxy’

estimation

of

origination
PD.
ii)

Qualitative

test
This

is

relevant

for

accounts

that

meet

the

portfolio’s

‘high

risk’

criteria

and

are

subject

to

closer

credit

monitoring.
High

risk

customers

may

not

be

in

arrears

but

either

through

an

event

or

an

observed

behaviour

exhibit

credit

distress.

The

definition

and
assessment

of

high

risk

includes

as

wide

a

range

of

information

as

reasonably

available,

such

as

industry

and

Group-wide

customer

level

data,
including

but

not

limited

to

bureau

scores

and

high

consumer

indebtedness

index,

wherever

possible

or

relevant.
Whilst

the

high

risk

populations

applied

for

IFRS

9

impairment

purposes

are

aligned

with

risk

management

processes,

they

are

also

regularly
reviewed

and

validated

to

ensure

that

they

capture

any

incremental

segments

where

there

is

evidence

of

credit

deterioration.
iii)

Backstop

criteria
This

is

relevant

for

accounts

that

are

more

than

30

calendar

days

past

due.

The

30

days

past

due

criteria

is

a

backstop

rather

than

a

primary
driver

of

moving

exposures

into

Stage

2.
The

criteria

for

determining

a

significant

increase

in

credit

risk

for

assets

with

bullet

repayments

follows

the

same

principle

as

all

other

assets,
i.e.

quantitative,

qualitative

and

backstop

tests

are

all

applied.
Exposures

will

move

back

to

Stage

1

once

they

no

longer

meet

the

criteria

for

a

significant

increase

in

credit

risk.

This

means

that,

at

a

minimum
all

payments

must

be

up-to-date,

the

PD

deterioration

test

is

no

longer

met,

the

account

is

no

longer

classified

as

high

risk,

and

the

customer
has

evidenced

an

ability

to

maintain

future

payments.

Exposures

are

only

removed

from

Stage

3

and

re-assigned

to

Stage

2

once

the

original

default

trigger

event

no

longer

applies.

Exposures

being
removed

from

Stage

3

must

no

longer

qualify

as

credit

impaired,

and:
a)

the

obligor

will

also

have

demonstrated

consistently

good

payment

behaviour

over

a

12-month

period,

by

making

all

consecutive

contractual
payments

due

and,

for

forborne

exposures,

the

relevant

EBA

defined

probationary

period

has

also

been

successfully

completed

or;
b)

(for

non-forborne

exposures)

the

performance

conditions

are

defined

and

approved

within

an

appropriately

sanctioned

restructure

plan,
including

12

months’

payment

history

have

been

met.

Notes

to

the

financial

statements
Financial

performance

and

returns
231

Barclays

PLC

2020

Annual

Report

on

Form

20-F
Management

overlays

and

other

exceptions

to

model

outputs

are

applied

only

if

consistent

with

the

objective

of

identifying

significant

increases
in

credit

risk.
Forward-looking

information
The

measurement

of

ECL

involves

complexity

and

judgement,

including

estimation

of

PD,

LGD,

a

range

of

unbiased

future

economic

scenarios,
estimation

of

expected

lives

(where

contractual

life

is

not

appropriate),

and

estimation

of

EAD

and

assessing

significant

increases

in

credit

risk.
Credit

losses

are

the

expected

cash

shortfalls

from

what

is

contractually

due

over

the

expected

life

of

the

financial

instrument,

discounted

at

the
original

effective

interest

rate

(EIR).

ECLs

are

the

unbiased

probability-weighted

credit

losses

determined

by

evaluating

a

range

of

possible
outcomes

and

considering

future

economic

conditions.
The

Group

uses

a

five-scenario

model

to

calculate

ECL.

An

external

consensus

forecast

is

assembled

from

key

sources,

including

HM

Treasury
(short

and

medium

term

forecasts),

Bloomberg

(based

on

median

of

economic

forecasts)

and

the

Urban

Land

Institute

(for

US

House

Prices),
which

forms

the

baseline

scenario.

In

addition,

two

adverse

scenarios

(Downside

1

and

Downside

2)

and

two

favourable

scenarios

(Upside

1
and

Upside

2)

are

derived,

with

associated

probability

weightings.

The

adverse

scenarios

are

calibrated

to

a

similar

severity

to

internal

stress
tests,

whilst

also

considering

IFRS

9

specific

sensitivities

and

non-linearity.

Downside

2

is

benchmarked

to

the

Bank

of

England’s

annual

cyclical
scenarios

and

to

the

most

severe

scenario

from

Moody’s

inventory,

but

is

not

designed

to

be

the

same.

The

favourable

scenarios

are

calibrated
to

be

symmetric

to

the

adverse

scenarios,

subject

to

a

ceiling

calibrated

to

relevant

recent

favourable

benchmark

scenarios.

The

scenarios
include

eight

economic

variables

(GDP,

unemployment,

House

Price

Index

(HPI)

and

base

rates

in

both

the

UK

and

US

markets)

and

expanded
variables

using

statistical

models

based

on

historical

correlations.

The

upside

and

downside

shocks

are

designed

to

evolve

over

a

five-year
stress

horizon,

with

all

five

scenarios

converging

to

a

steady

state

after

approximately

eight

years.
The

methodology

for

estimating

probability

weights

for

each

of

the

scenarios

involves

a

comparison

of

the

distribution

of

key

historical

UK

and
US

macroeconomic

variables

against

the

forecast

paths

of

the

five

scenarios.

The

methodology

works

such

that

the

baseline

(reflecting

current
consensus

outlook)

has

the

highest

weight

and

the

weights

of

adverse

and

favourable

scenarios

depend

on

the

deviation

from

the

baseline;

the
further

from

the

baseline,

the

smaller

the

weight.

A

single

set

of

five

scenarios

is

used

across

all

portfolios

and

all

five

weights

are

normalised

to
equate

to

100%.

The

same

scenarios

and

weights

that

are

used

in

the

estimation

of

expected

credit

losses

are

also

used

for

the

Group

internal
planning

purposes.

The

impacts

across

the

portfolios

are

different

because

of

the

sensitivities

of

each

of

the

portfolios

to

specific
macroeconomic

variables,

for

example,

mortgages

are

highly

sensitive

to

house

prices,

and

credit

cards

and

unsecured

consumer

loans

are
highly

sensitive

to

unemployment.

Definition

of

default,

credit

impaired

assets,

write-offs,

and

interest

income

recognition
The

definition

of

default

for

the

purpose

of

determining

ECLs,

and

for

internal

credit

risk

management

purposes,

has

been

aligned

to

the
Regulatory

Capital

CRR

Article

178

definition

of

default,

to

maintain

a

consistent

approach

with

IFRS

9

and

associated

regulatory

guidance.

The
Regulatory

Capital

CRR

Article

178

definition

of

default

considers

indicators

that

the

debtor

is

unlikely

to

pay,

includes

exposures

in

forbearance
and

is

no

later

than

when

the

exposure

is

more

than

90

days

past

due

or

180

days

past

due

in

the

case

of

UK

mortgages.

When

exposures

are
identified

as

credit

impaired

at

the

time

when

they

are

purchased

or

originated

interest

income

is

calculated

on

the

carrying

value

net

of

the
impairment

allowance.
An

asset

is

considered

credit

impaired

when

one

or

more

events

occur

that

have

a

detrimental

impact

on

the

estimated

future

cash

flows

of

the
financial

asset.

This

comprises

assets

defined

as

defaulted

and

other

individually

assessed

exposures

where

imminent

default

or

actual

loss

is
identified.
Uncollectable

loans

are

written

off

against

the

related

allowance

for

loan

impairment

on

completion

of

the

Group’s

internal

processes

and

when
all

reasonably

expected

recoverable

amounts

have

been

collected.

Subsequent

recoveries

of

amounts

previously

written

off

are

credited

to

the
income

statement.

The

timing

and

extent

of

write-offs

may

involve

some

element

of

subjective

judgement.

Nevertheless,

a

write-off

will

often

be
prompted

by

a

specific

event,

such

as

the

inception

of

insolvency

proceedings

or

other

formal

recovery

action,

which

makes

it

possible

to
establish

that

some

or

the

entire

advance

is

beyond

realistic

prospect

of

recovery.
Accounting

for

purchased

financial

guarantee

contracts
The

Group

may

enter

into

a

financial

guarantee

contract

which

requires

the

issuer

of

such

contract

to

reimburse

the

Group

for

a

loss

it

incurs
because

a

specified

debtor

fails

to

make

payment

when

due

in

accordance

with

the

terms

of

a

debt

instrument.

For

these

separate

financial
guarantee

contracts,

the

Group

recognises

a

reimbursement

asset

aligned

with

the

recognition

of

the

underlying

ECLs,

if

it

is

considered
virtually

certain

that

a

reimbursement

would

be

received

if

the

specified

debtor

fails

to

make

payment

when

due

in

accordance

with

the

terms

of
the

debt

instrument.
Loan

modifications

and

renegotiations

that

are

not

credit-impaired
When

modification

of

a

loan

agreement

occurs

as

a

result

of

commercial

restructuring

activity

rather

than

due

to

the

credit

risk

of

the

borrower,
an

assessment

must

be

performed

to

determine

whether

the

terms

of

the

new

agreement

are

substantially

different

from

the

terms

of

the
existing

agreement.

This

assessment

considers

both

the

change

in

cash

flows

arising

from

the

modified

terms

as

well

as

the

change

in

overall
instrument

risk

profile.

In

respect

of

payment

holidays

granted

to

borrowers

which

are

not

due

to

forbearance,

if

the

revised

cash

flows

on

a
present

value

basis

(based

on

the

original

EIR)

are

not

substantially

different

from

the

original

cash

flows,

the

loan

is

not

considered

to

be
substantially

modified.

Where

terms

are

substantially

different,

the

existing

loan

will

be

derecognised

and

a

new

loan

will

be

recognised

at

fair

value,

with

any
difference

in

valuation

recognised

immediately

within

the

income

statement,

subject

to

observability

criteria.
Where

terms

are

not

substantially

different,

the

loan

carrying

value

will

be

adjusted

to

reflect

the

present

value

of

modified

cash

flows
discounted

at

the

original

EIR,

with

any

resulting

gain

or

loss

recognised

immediately

within

the

income

statement

as

a

modification

gain

or

loss.

Note

1

sets

out

details

for

changes

in

the

basis

of

determining

the

contractual

cash

flows

of

a

financial

instrument

that

are

required

by

interest
rate

benchmark

reform.
Expected

life
Lifetime

ECLs

must

be

measured

over

the

expected

life.

This

is

restricted

to

the

maximum

contractual

life

and

takes

into

account

expected
prepayment,

extension,

call

and

similar

options.

The

exceptions

are

certain

revolver

financial

instruments,

such

as

credit

cards

and

bank

Notes

to

the

financial

statements
Financial

performance

and

returns
232

Barclays

PLC

2020

Annual

Report

on

Form

20-F
overdrafts,

that

include

both

a

drawn

and

an

undrawn

component

where

the

entity’s

contractual

ability

to

demand

repayment

and

cancel

the
undrawn

commitment

does

not

limit

the

entity’s

exposure

to

credit

losses

to

the

contractual

notice

period.

For

revolving

facilities,

expected

life

is
analytically

derived

to

reflect

the

behavioural

life

of

the

asset,

i.e.

the

full

period

over

which

the

business

expects

to

be

exposed

to

credit

risk.
Behavioural

life

is

typically

based

upon

historical

analysis

of

the

average

time

to

default,

closure

or

withdrawal

of

facility.

Where

data

is
insufficient

or

analysis

inconclusive,

an

additional

‘maturity

factor’

may

be

incorporated

to

reflect

the

full

estimated

life

of

the

exposures,

based
upon

experienced

judgement

and/or

peer

analysis.

Potential

future

modifications

of

contracts

are

not

taken

into

account

when

determining

the
expected

life

or

EAD

until

they

occur.
Discounting
ECLs

are

discounted

at

the

EIR

at

initial

recognition

or

an

approximation

thereof

and

consistent

with

income

recognition.

For

loan

commitments
the

EIR

is

the

rate

that

is

expected

to

apply

when

the

loan

is

drawn

down

and

a

financial

asset

is

recognised.

Issued

financial

guarantee
contracts

are

discounted

at

the

risk

free

rate.

Lease

receivables

are

discounted

at

the

rate

implicit

in

the

lease.

For

variable/floating

rate

financial
assets,

the

spot

rate

at

the

reporting

date

is

used

and

projections

of

changes

in

the

variable

rate

over

the

expected

life

are

not

made

to

estimate
future

interest

cash

flows

or

for

discounting.
Modelling

techniques
ECLs

are

calculated

by

multiplying

three

main

components,

being

the

PD,

LGD

and

the

EAD,

discounted

at

the

original

EIR.

The

regulatory
Basel

Committee

of

Banking

Supervisors

(BCBS)

ECL

calculations

are

leveraged

for

IFRS

9

modelling

but

adjusted

for

key

differences

which
include:
◾

BCBS

requires

12

month

through

the

economic

cycle

losses

whereas

IFRS

9

requires

12

months

or

lifetime

point

in

time

losses

based

on
conditions

at

the

reporting

date

and

multiple

forecasts

of

the

future

economic

conditions

over

the

expected

lives;
◾

IFRS

9

models

do

not

include

certain

conservative

BCBS

model

floors

and

downturn

assessments

and

require

discounting

to

the

reporting
date

at

the

original

EIR

rather

than

using

the

cost

of

capital

to

the

date

of

default;
◾

Management

adjustments

are

made

to

modelled

output

to

account

for

situations

where

known

or

expected

risk

factors

and

information

have
not

been

considered

in

the

modelling

process,

for

example

forecast

economic

scenarios

for

uncertain

political

events;

and
◾

ECL

is

measured

at

the

individual

financial

instrument

level,

however

a

collective

approach

where

financial

instruments

with

similar

risk
characteristics

are

grouped

together,

with

apportionment

to

individual

financial

instruments,

is

used

where

effects

can

only

be

seen

at

a
collective

level,

for

example

for

forward-looking

information.
For

the

IFRS

9

impairment

assessment,

the

Group’s

risk

models

are

used

to

determine

the

PD,

LGD

and

EAD.

For

Stage

2

and

3,

the

Group
applies

lifetime

PDs

but

uses

12

month

PDs

for

Stage

1.

The

ECL

drivers

of

PD,

EAD

and

LGD

are

modelled

at

an

account

level

which
considers

vintage,

among

other

credit

factors.

Also,

the

assessment

of

significant

increase

in

credit

risk

is

based

on

the

initial

lifetime

PD

curve,
which

accounts

for

the

different

credit

risk

underwritten

over

time.
Forbearance
A

financial

asset

is

subject

to

forbearance

when

it

is

modified

due

to

the

credit

distress

of

the

borrower.

A

modification

made

to

the

terms

of

an
asset

due

to

forbearance

will

typically

be

assessed

as

a

non-substantial

modification

that

does

not

result

in

derecognition

of

the

original

loan,
except

in

circumstances

where

debt

is

exchanged

for

equity.

Both

performing

and

non-performing

forbearance

assets

are

classified

as

Stage

3

except

where

it

is

established

that

the

concession

granted
has

not

resulted

in

diminished

financial

obligation

and

that

no

other

regulatory

definition

of

default

criteria

have

been

triggered,

in

which

case

the
asset

is

classified

as

Stage

2.

The

minimum

probationary

period

for

non-performing

forbearance

is

12

months

and

for

performing

forbearance,
24

months.

Hence,

a

minimum

of

36

months

is

required

for

non-performing

forbearance

to

move

out

of

a

forborne

state.
No

financial

instrument

in

forbearance

can

transfer

back

to

Stage

1

until

all

of

the

Stage

2

thresholds

are

no

longer

met

and

can

only

move

out
of

Stage

3

when

no

longer

credit

impaired.
Critical

accounting

estimates

and

judgements
IFRS

9

impairment

involves

several

important

areas

of

judgement,

including

estimating

forward

looking

modelled

parameters

(PD,

LGD

and
EAD),

developing

a

range

of

unbiased

future

economic

scenarios,

estimating

expected

lives

and

assessing

significant

increases

in

credit

risk,
based

on

the

Group’s

experience

of

managing

credit

risk.

The

determination

of

expected

life

is

most

material

for

Barclays

credit

card

portfolios
which

is

obtained

via

behavioural

life

analysis

to

materially

capture

the

risk

of

these

facilities.

Within

the

retail

and

small

businesses

portfolios,

which

comprise

large

numbers

of

small

homogenous

assets

with

similar

risk

characteristics
where

credit

scoring

techniques

are

generally

used,

the

impairment

allowance

is

calculated

using

forward

looking

modelled

parameters

which
are

typically

run

at

account

level.

There

are

many

models

in

use,

each

tailored

to

a

product,

line

of

business

or

customer

category.

Judgement
and

knowledge

is

needed

in

selecting

the

statistical

methods

to

use

when

the

models

are

developed

or

revised.

The

impairment

allowance
reflected

in

the

financial

statements

for

these

portfolios

is

therefore

considered

to

be

reasonable

and

supportable.

The

impairment

charge
reflected

in

the

income

statement

for

retail

portfolios

is

£3,116

m

(2019:

£1,696m;

2018:

£1,598m)

of

the

total

impairment

charge

on

loans

and
advances

and

off

balance

sheet

loan

commitments

and

financial

guarantee

contracts.
For

individually

significant

assets

in

Stage

3,

impairment

allowances

are

calculated

on

an

individual

basis

and

all

relevant

considerations

that
have

a

bearing

on

the

expected

future

cash

flows

across

a

range

of

economic

scenarios

are

taken

into

account.

These

considerations

can

be
particularly

subjective

and

can

include

the

business

prospects

for

the

customer,

the

realisable

value

of

collateral,

the

Group’s

position

relative

to
other

claimants,

the

reliability

of

customer

information

and

the

likely

cost

and

duration

of

the

work-out

process.

The

level

of

the

impairment
allowance

is

the

difference

between

the

value

of

the

discounted

expected

future

cash

flows

(discounted

at

the

loan’s

original

effective

interest
rate),

and

its

carrying

amount.

Furthermore,

judgements

change

with

time

as

new

information

becomes

available

or

as

work-out

strategies
evolve,

resulting

in

frequent

revisions

to

the

impairment

allowance

as

individual

decisions

are

taken.

Changes

in

these

estimates

would

result

in
a

change

in

the

allowances

and

have

a

direct

impact

on

the

impairment

charge.

The

impairment

charge

reflected

in

the

financial

statements

in
relation

to

wholesale

portfolios

is

a

charge

of

£1,569m

(2019:

£208m

charge;

2018:

£133m

release)

of

the

total

impairment

charge

on

loans

and
advances

and

off

balance

sheet

loan

commitments

and

financial

guarantee

contracts.

Further

information

on

impairment

allowances,
impairment

charges,

measurement

uncertainty,

sensitivity

analysis

and

related

credit

information

is

set

out

within

the

Credit

risk

performance
section.

Temporary

adjustments

to

calculated

IFRS9

impairment

allowances

may

be

applied

in

limited

circumstances

to

account

for

situations

where
known

or

expected

risk

factors

or

information

have

not

been

considered

in

the

ECL

assessment

or

modelling

process.

For

further

information
please

see

page

114

in

the

credit

risk

performance

section.

Notes

to

the

financial

statements
Financial

performance

and

returns
233

Barclays

PLC

2020

Annual

Report

on

Form

20-F
2020 2019 2018
Impairment
charges
Recoveries
and
reimburse-
ments a Total
Impairment
charges
Recoveries
and
reimburse-
ments
a
Total
Impairment
charges
Recoveries
and
reimburse-
ments
a
Total
£m £m £m
£m £m £m £m £m £m
Loans

and

advances
4,308 (399) 3,909 1,957 (124) 1,833 1,785 (195) 1,590
Provision

for

undrawn

contractually
committed

facilities

and

guarantees
provided 776 - 776 71 - 71 (125) - (125)
Loans

impairment
5,084 (399) 4,685 2,028 (124) 1,904 1,660 (195) 1,465
Cash

collateral

and

settlement

balances
2 - 2 1 - 1 (1) - (1)
Financial

assets

at

fair

value

through
other

comprehensive

income
2 - 2 1 - 1 4 - 4
Other

financial

assets

measured

at

cost
149 - 149 6 - 6 - - -
Credit

impairment

charges
5,237 (399) 4,838
2,036 (124) 1,912 1,663 (195) 1,468

Note
a

Recoveries

and

reimbursements

includes

£364m

for

reimbursements

expected

to

be

received

under

the

arrange

ment

where

Group

has

entered

into

financial

guarantee
contracts

which

provide

credit

protection

over

certain

loans

assets

with

third

parties.

Cash

recoveries

of

previously

written

off

amounts

to

£35m.
Write-offs

subject

to

enforcement

activity
The

contractual

amount

outstanding

on

financial

assets

that

were

written

off

during

the

year

and

that

are

still

subject

to

enforcement

activity

is
£1,246m

(2019:

£1,660m).

This

is

lower

than

the

write-offs

presented

in

the

movement

in

gross

exposures

and

impairment

allowance

table

due
to

assets

sold

during

the

year

post

write-offs

and

post

write-off

recoveries.
Modification

of

financial

assets
Financial

assets

with

a

loss

allowance

measured

at

an

amount

equal

to

lifetime

ECL

of

£4,275m

(2019:

£1,383m)

were

subject

to

non-
substantial

modification

during

the

year,

with

a

resulting

loss

of

£34m

(2019:

£22m).

The

gross

carrying

amount

of

financial

assets

for

which

the
loss

allowance

has

changed

to

a

12

month

ECL

during

the

year

amounts

to

£1,194m

(2019:

£401m).
8

Operating

expenses
2020
2019 2018
£m
£m £m
Infrastructure

costs
Property

and

equipment
1,556 1,409 1,360
Depreciation

and

amortisation
a 1,539 1,487 1,252
Lease

payments
a 34 41 329
Impairment

of

property,

equipment

and

intangible

assets
194 33 9
Total

infrastructure

costs
3,323 2,970 2,950
Administration

and

general

expenses
Consultancy,

legal

and

professional

fees
567 590 729
Marketing

and

advertising
330 425 495
UK

bank

levy
299
226 269
Other

administration

and

general

expenses
1,117
1,059 964
Total

administration

and

general

expenses
2,313 2,300 2,457
Staff

costs
8,097 8,315 8,629
Provisions

for

litigation

and

conduct
153 1,849 2,207
Operating

expenses
13,886 15,434 16,243

Note
a

Following

the

adoption

of

IFRS

16

from

1

January

2019,

the

depreciation

charge

associated

with

right

of

use

assets

is

reported

within

the

depreciation

and

amortisation
charge

for

2019

and

2020

.
For

further

details

on

staff

costs

including

accounting

policies,

refer

to

Note

31.

Notes

to

the

financial

statements
Financial

performance

and

returns
234

Barclays

PLC

2020

Annual

Report

on

Form

20-F
9

Tax
Accounting

for

income

taxes
The

Group

applies

IAS

12
Income

Taxes
in

accounting

for

taxes

on

income.

Income

tax

payable

on

taxable

profits

(current

tax)

is

recognised

as
an

expense

in

the

periods

in

which

the

profits

arise.

Withholding

taxes

are

also

treated

as

income

taxes.

Income

tax

recoverable

on

tax
allowable

losses

is

recognised

as

a

current

tax

asset

only

to

the

extent

that

it

is

regarded

as

recoverable

by

offsetting

against

taxable

profits
arising

in

the

current

or

prior

periods.

Current

tax

is

measured

using

tax

rates

and

tax

laws

that

have

been

enacted

or

substantively

enacted

at
the

balance

sheet

date.

Deferred

tax

assets

are

recognised

to

the

extent

that

it

is

probable

that

taxable

profit

will

be

available

against

which

the

deductible

temporary
differences,

and

the

carry

forward

of

unused

tax

credits

and

unused

tax

losses

can

be

utilised,

except

in

certain

circumstances

where

the
deferred

tax

asset

relating

to

the

deductible

temporary

difference

arises

from

the

initial

recognition

of

an

asset

or

liability

in

a

transaction

that

is
not

a

business

combination

and,

at

the

time

of

the

transaction,

affects

neither

the

accounting

profit

nor

taxable

profit

or

loss.

Deferred

tax

is
determined

using

tax

rates

and

legislation

enacted

or

substantively

enacted

by

the

balance

sheet

date

which

are

expected

to

apply

when

the
deferred

tax

asset

is

realised

or

the

deferred

tax

liability

is

settled.

Deferred

tax

ass

ets

and

liabilities

are

only

offset

when

there

is

both

a

legal
right

to

set-off

and

an

intention

to

settle

on

a

net

basis.

The

Group

considers

an

uncertain

tax

position

to

exist

when

it

considers

that

ultimately,

in

the

future,

the

amount

of

profit

subject

to

tax

may

be
greater

than

the

amount

initially

reflected

in

the

Group’s

tax

returns.

The

Group

accounts

for

provisions

in

respect

of

uncertain

tax

positions

in
two

different

ways.

A

current

tax

provision

is

recognised

when

it

is

considered

probable

that

the

outcome

of

a

review

by

a

tax

authority

of

an

uncertain

tax

position
will

alter

the

amount

of

cash

tax

due

to,

or

from,

a

tax

authority

in

the

future.

From

recognition,

the

current

tax

provision

is

then

measured

at

the
amount

the

Group

ultimately

expects

to

pay

the

tax

authority

to

resolve

the

position.

Effective

from

1

January

2019,

the

Group

changed

its
accounting

policy

on

the

accrual

of

interest

and

penalty

amounts

in

respect

of

uncertain

income

tax

positions

and

now

recognises

such

amounts
as

an

expense

within

profit

before

tax

and

will

continue

to

do

so

in

future

periods.

The

prior

periods’

tax

charges

have

not

been

restated
because

the

accrual

for

interest

and

penalties

in

those

periods

in

respect

of

uncertain

tax

positions

was

not

material.

Deferred

tax

provisions

are

adjustments

made

to

the

carrying

value

of

deferred

tax

assets

in

respect

of

uncertain

tax

positions.

A

deferred

tax
provision

is

recognised

when

it

is

considered

probable

that

the

outcome

of

a

review

by

a

tax

authority

of

an

uncertain

tax

position

will

result

in

a
reduction

in

the

carrying

value

of

the

deferred

tax

asset.

From

recognition

of

a

provision,

measurement

of

the

underlying

deferred

tax

asset

is
adjusted

to

take

into

account

the

expected

impact

of

resolving

the

uncertain

tax

position

on

the

loss

or

temporary

difference

giving

rise

to

the
deferred

tax

asset.

The

approach

taken

to

measurement

takes

account

of

whether

the

uncertain

tax

position

is

a

discrete

position

that

will

be

reviewed

by

the

tax
authority

in

isolation

from

any

other

position,

or

one

of

a

number

of

issues

which

are

expected

to

be

reviewed

together

concurrently

and
resolved

simultaneously

with

a

tax

authority.

The

Group’s

measurement

of

provisions

is

based

upon

its

best

estimate

of

the

additional

profit

that
will

become

subject

to

tax.

For

a

discrete

position,

consideration

is

given

only

to

the

me

rits

of

that

position.

Where

a

number

of

issues

are
expected

to

be

reviewed

and

resolved

together,

the

Group

will

take

into

account

not

only

the

merits

of

its

position

in

respect

of

each

particular
issue

but

also

the

overall

level

of

provision

relative

to

the

aggregate

of

the

uncertain

tax

positions

across

all

the

issues

that

are

expected

to

be
resolved

at

the

same

time.

In

addition,

in

assessing

provision

levels,

it

is

assumed

that

tax

authorities

will

review

uncertain

tax

positions

and

that
all

facts

will

be

fully

and

transparently

disclosed.

Critical

accounting

estimates

and

judgements
There

are

two

key

areas

of

judgement

that

impact

the

reported

tax

position.

Firstly,

the

level

of

provisioning

for

uncertain

tax

positions;

and
secondly,

the

recognition

and

measurement

of

deferred

tax

assets.

The

Group

does

not

consider

there

to

be

a

significant

risk

of

a

material

adjustment

to

the

carrying

amount

of

current

and

deferred

tax

balances,
including

provisions

for

uncertain

tax

positions

in

the

next

financial

year.

The

provisions

for

uncertain

tax

positions

cover

a

diverse

range

of
issues

and

reflect

advice

from

external

counsel

where

relevant.

It

should

be

noted

that

only

a

proportion

of

the

total

uncertain

tax

positions

will
be

under

audit

at

any

point

in

time,

and

could

therefore

be

subject

to

challenge

by

a

tax

authority

over

the

next

year.

Deferred

tax

assets

have

been

recognised

based

on

business

profit

forecasts.

Details

on

the

recognition

of

deferred

tax

assets

are

provided

in
this

note.
2020 2019 2018
£m £m £m
Current

tax

charge/(credit)
Current

year
1,255

1,037

689

Adjustments

in

respect

of

prior

years
31

(45) (214)
1,286

992

475

Deferred

tax

charge/(credit)
Current

year
(830)
86

442

Adjustments

in

respect

of

prior

years
148

(75) (6)
(682)
11

436

Tax

charge
604

1,003

911

The

table

below

shows

the

reconciliation

between

the

actual

tax

charge

and

the

tax

charge

that

would

result

from

applying

the

standard

UK
corporation

tax

rate

to

the

Group’s

profit

before

tax.

Notes

to

the

financial

statements
Financial

performance

and

returns
235

Barclays

PLC

2020

Annual

Report

on

Form

20-F
2020 2020
2019 2019 2018 2018
£m %
£m % £m %
Profit

before

tax
3,065 4,357 3,494
Tax

charge

based

on

the

standard

UK

corporation

tax

rate

of

19%

(2019:
19%;

2018:

19%)

582
19.0%

828
19.0%

664
19.0%

Impact

of

profits/losses

earned

in

territories

with

different

statutory

rates
to

the

UK

(weighted

average

tax

rate

is

25.1%

(2019:

24.2%;

2018:
21.9%)) 188
6.1%

227
5.2%

100
2.9%

Recurring

items:

Adjustments

in

respect

of

prior

years
179
5.8%

(120) (2.7%) (220) (6.3%)
Non-creditable

taxes

including

withholding

taxes
109
3.5%

150
3.4%

156
4.5%

Impact

of

UK

bank

levy

being

non-deductible
57
1.9%

43
1.0%

51
1.5%

Non-deductible

expenses
48
1.6%

45
1.0%

81
2.3%

Tax

adjustments

in

respect

of

share-based

payments
26
0.8%

(6) (0.1%) 17
0.5%

Impact

of

Barclays

Bank

PLC's

overseas

branches

being

taxed

both
locally

and

in

the

UK
25
0.8%

15
0.3%

16
0.5%

Banking

surcharge

and

other

items
6
0.2%

57
1.3%

104
2.9%

Changes

in

recognition

of

deferred

tax

and

effect

of

unrecognised

tax
losses (123) (4.0%) (82) (1.9%) (104) (3.0%)
AT1

tax

credit
(165) (5.4%) (157) (3.6%) (148) (4.3%)
Non-taxable

gains

and

income
(208) (6.8%) (260) (6.0%) (245) (7.0%)
Non-recurring

items:
Remeasurement

of

UK

deferred

tax

assets

due

to

cancellation

of

rate
change (118) (3.8%) -
-

-
-

Non-deductible

provisions

for

UK

customer

redress
(7) (0.2%) 263
6.1%

93
2.7%

Non-deductible

provisions

for

investigations

and

litigation

5
0.2%

-
-

346
9.9%

Total

tax

charge
604 19.7% 1,003 23.0% 911 26.1%
Factors

driving

the

effective

tax

rate
The

effective

tax

rate

of

19.7%

is

higher

than

the

UK

corporation

tax

rate

of

19%

primarily

due

to

profits

earned

outside

the

UK

being

taxed

at
local

statutory

tax

rates

that

are

higher

than

the

UK

tax

rate,

adjustments

in

respect

of

prior

years,

non-creditable

taxes

and

non-deductible
expenses

including

UK

bank

levy.

These

factors,

which

have

each

increased

the

effective

tax

rate,

are

largely

offset

by

the

impact

of

non-
taxable

gains

and

income,

tax

relief

on

payments

made

under

AT1

instruments,

the

use

of

unrecognised

tax

losses

in

the

period

and
adjustments

for

the

remeasurement

of

UK

deferred

tax

assets

as

a

result

of

the

UK

corporation

tax

rate

being

maintained

at

19%.
The

Group’s

future

tax

charge

will

be

sensitive

to

the

geographic

mix

of

profits

earned,

the

tax

rates

in

force

and

changes

to

the

tax

rules

in

the
jurisdictions

that

the

Group

operates

in.
Tax

in

the

consolidated

statement

of

comprehensive

income
The

tax

relating

to

each

component

of

other

comprehensive

income

can

be

found

in

the

consolidated

statement

of

comprehensive

income

which
includes

within

Other

a

tax

credit

of

£5m

(2019:

£16m)

on

other

items

including

share-based

payments.
Deferred

tax

assets

and

liabilities
The

deferred

tax

amounts

on

the

balance

sheet

were

as

follows:
2020 2019
£m £m
US

Intermediate

Holding

Company

Tax

Group

('IHC

Tax

Group')
1,001

1,037

US

Branch

Tax

Group
1,048

1,015

UK

Tax

Group
886

818

Other

(outside

the

UK

and

US

tax

groups)
509

420

Deferred

tax

asset

3,444

3,290

Deferred

tax

liability

(15) (23)
Net

deferred

tax

3,429

3,267

US

deferred

tax

assets

in

the

IHC

and

US

Branch

Tax

Groups

The

deferred

tax

asset

in

the

IHC

Tax

Group

of

£1,001m

(2019:

£1,037m)

relates

entirely

to

temporary

differences

and

includes

£nil

(2019:
£54m)

relating

to

tax

losses

and

the

deferred

tax

asset

in

Barclays

Bank

PLC’s

US

Branch

Tax

Group

of

£1,048m

(2019:

£1,015m)

also

relates
entirely

to

temporary

differences

and

includes

£nil

(2019:

£84m)

relating

to

tax

losses.
The

deferred

tax

asset

in

the

IHC

Tax

Group

of

£1,001m

(2019:

£1,037m)

also

includes

£330m

(2019:

£359m)

arising

from

prior

net

operating
loss

conversion.

Under

New

York

State

and

City

tax

rules

the

amounts

can

be

carried

forward

and

will

expire

in

2034.

Business

profit

forecasts
indicate

these

amounts

will

be

fully

recovered

before

expiry.

They

are

included

within

the

other

temporary

differences

category

in

the

table
below.

Notes

to

the

financial

statements
Financial

performance

and

returns
236

Barclays

PLC

2020

Annual

Report

on

Form

20-F
UK

Tax

Group

deferred

tax

asset
The

deferred

tax

asset

in

the

UK

Tax

Group

of

£886m

(2019:

£818m)

includes

£565m

(2019:

£268m)

relating

to

tax

losses,

with

the

balance
relating

to

temporary

differences.

There

is

no

time

limit

on

utilisation

of

UK

tax

losses

and

business

profit

forecasts

indicate

that

these

will

be
fully

recovered.
Other

deferred

tax

assets

(outside

the

UK

and

US

tax

groups)
The

deferred

tax

asset

of

£509m

(2019:

£420m)

in

other

entities

within

the

Group

includes

£170m

(2019:

£117

m)

relating

to

tax

losses.

These
deferred

tax

assets

relate

to

a

number

of

different

territories

and

their

recognition

is

based

on

profit

forecasts

or

local

country

law

which

indicate
that

it

is

probable

that

those

deferred

tax

assets

will

be

fully

recovered.
Of

the

deferred

tax

asset

of

£509m

(2019:

£420m),

an

amount

of

£8m

(2019:

£10m)

relates

to

entities

which

have

suffered

a

loss

in

either

the
current

or

prior

year

and

for

which

the

utilisation

of

the

deferred

tax

is

dependent

on

future

taxable

profits.

This

has

been

taken

into

account

in
reaching

the

above

conclusion

that

these

deferred

tax

assets

will

be

fully

recovered

in

the

future.

The

table

below

shows

movements

on

deferred

tax

assets

and

liabilities

during

the

year.

The

amounts

are

different

from

those

disclosed

on

the
balance

sheet

and

in

the

preceding

table

as

they

are

presented

before

offsetting

asset

and

liability

balances

where

there

is

a

legal

right

to

set-off
and

an

intention

to

settle

on

a

net

basis.
Fixed

asset
timing
differences
Fair

value
through

other
comprehensive
income
Cash
flow
hedges
Retirement
benefit
obligations
Loan
impairment
allowance
Other
provisions
Share-based
payments

and
deferred
compensation
Other
temporary
differences
Tax

losses
carried
forward Total
£m £m £m £m £m £m £m £m £m £m
Assets
1,338 119 - 38 501 128 344 1,458 523 4,449
Liabilities
(31) (18) (181) (640) - - - (312) - (1,182)
At

1

January

2020
1,307 101 (181) (602) 501 128 344 1,146 523 3,267
Income

statement
129 - - 6 156 22 20 134 215 682
Other

comprehensive
income

and

reserves
- (137) (377) (191) - - 5 238 - (462)
Other

movements
(12) (2) (8) 4 9 (7) (6) (33) (3) (58)
1,424 (38) (566) (783) 666 143 363 1,485 735 3,429
Assets
1,465 - - 43 666 143 363 1,564 735 4,979
Liabilities
(41) (38) (566) (826) - - - (79) - (1,550)
At

31

December

2020
1,424 (38) (566) (783) 666 143 363 1,485 735 3,429
Assets 1,292 180 39 46 601 112 359 1,377 529 4,535
Liabilities (16) (35) (10) (435) - - - (262) - (758)
At

1

January

2019
1,276 145 29 (389) 601 112 359 1,115 529 3,777
Income

statement
51 - - (4) (49) 23 (19) (31) 18 (11)
Other

comprehensive
income

and

reserves
- (42) (210) (205) (40) 2 9 72 - (414)
Other

movements
(20) (2) - (4) (11) (9) (5) (10) (24) (85)
1,307 101 (181) (602) 501 128 344 1,146 523 3,267
Assets 1,338 119 - 38 501 128 344 1,458 523 4,449
Liabilities (31) (18) (181) (640) - - - (312) - (1,182)
At

31

December

2019
1,307 101 (181) (602) 501 128 344 1,146 523 3,267
Other

movements

include

the

impact

of

changes

in

foreign

exchange

rates

as

well

as

deferred

tax

amounts

relating

to

acquisitions

and
disposals.

The

amount

of

deferred

tax

assets

expected

to

be

recovered

after

more

than

12

months

is

£4,544m

(2019:

£3,945m).

The

amount

of

deferred
tax

liability

expected

to

be

settled

after

more

than

12

months

is

£1,510m

(2019:

£1,199m).

These

amounts

are

before

offsetting

asset

and
liability

balances

where

there

is

a

legal

right

to

set-off

and

an

intention

to

settle

on

a

net

basis.

Unrecognised

deferred

tax
Tax

losses

and

temporary

differences
Deferred

tax

assets

have

not

been

recognised

in

respect

of

gross

deductible

temporary

differences

of

£125m

(2019:

£213m),

unused

tax

credits
of

£236m

(2019:

£247m),

and

gross

tax

losses

of

£20,913m

(2019:

£19,582m).

The

tax

losses

include

capital

losses

of

£3,947m

(2019:
£3,980m).

Of

these

tax

losses,

£139m

(2019:

£41m)

expire

within

five

years,

£236m

(2019:

£239m)

expire

within

six

to

10

years,

£7,271m
(2019:

£5,178m)

expire

within

11

to

20

years

and

£13,267m

(2019:

£14,124m)

can

be

carried

forward

indefinitely.

Deferred

tax

assets

have

not
been

recognised

in

respect

of

these

items

because

it

is

not

probable

that

future

taxable

profits

and

gains

will

be

available

against

which

they

can
be

utilised
.

Group

investments

in

subsidiaries,

branches

and

associates

Deferred

tax

is

not

recognised

in

respect

of

the

value

of

the

Group's

investments

in

subsidiaries,

branches

and

associates

where

the

Group

is
able

to

control

the

timing

of

the

reversal

of

the

temporary

differences

and

it

is

probable

that

such

differences

will

not

reverse

in

the

foreseeable
future.

The

aggregate

amount

of

these

temporary

differences

for

which

deferred

tax

liabilities

have

not

been

recognised

was

£0.8bn
(2019:
£0.7bn).

Notes

to

the

financial

statements
Financial

performance

and

returns
237

Barclays

PLC

2020

Annual

Report

on

Form

20-F
10

Earnings

per

share
2020 2019 2018
£m £m £m
Profit

attributable

to

ordinary

equity

holders

of

the

parent

1,526 2,461 1,597
2020 2019 2018
million million million
Basic

weighted

average

number

of

shares

in

issue
17,300 17,200 17,075
Number

of

potential

ordinary

shares
368 282 308
Diluted

weighted

average

number

of

shares
17,668 17,482 17,383
Basic

earnings

per

share
Diluted

earnings

per

share
2020 2019 2018 2020 2019 2018
p p p p p p
Earnings

per

ordinary

share
8.8 14.3 9.4 8.6 14.1 9.2
The

calculation

of

basic

earnings

per

share

is

based

on

the

profit

attributable

to

equity

holders

of

the

parent

and

the

basic

weighted

average
number

of

shares

excluding

treasury

shares

held

in

employee

benefit

trusts

or

held

for

trading.

When

calculating

the

diluted

earnings

per

share,
the

weighted

average

number

of

shares

in

issue

is

adjusted

for

the

effects

of

all

expected

dilutive

potential

ordinary

shares

held

in

respect

of
Barclays

PLC,

totalling

368m

(2019:

282m)

shares.

The

total

number

of

share

options

outstanding,

under

schemes

considered

to

be

potentially
dilutive,

was

719m

(2019:

533m).

These

options

have

strike

prices

ranging

from

£0.84

to

£2.27.
Of

the

total

number

of

employee

share

options

and

share

awards

at

31

December

2020,

69m

(2019:

43m)

were

anti-dilutive.
The

100m

(2019:

125m)

increase

in

the

basic

weighted

average

number

of

shares

are

primarily

due

to

shares

issued

under

employee

share
schemes.
11

Dividends

on

ordinary

shares
In

response

to

a

request

from

the

PRA,

and

to

preserve

additional

capital

for

use

in

serving

Barclays

customers

and

clients

through

the
extraordinary

challenges

presented

by

the

COVID-19

pandemic,

the

Board

agreed

to

cancel

the

6.0p

per

ordinary

share

full

year

2019

dividend.

The

Directors

have

approved

a

total

dividend

in

respect

of

2020

of

1.0p

per

ordinary

share

of

25p

each.

The

full

year

dividend

for

2020

of

1.0p
per

ordinary

share

will

be

paid

on

1

April

2021

to

shareholders

on

the

Share

Register

on

26

February

2021.

On

31

December

2020,

there

were
17,359m

ordinary

shares

in

issue.

The

financial

statements

for

the

year

ended

31

December

2020

do

not

reflect

this

dividend,

which

will

be
accounted

for

in

shareholders’

equity

as

an

appropriation

of

retained

profits

in

the

year

ending

31

December

2021.

Dividends

are

funded

out

of
distributable

reserves.
The

Directors

have

confirmed

their

intention

to

initiate

a

share

buyback

of

up

to

£700m

after

the

balance

sheet

date.

The

share

buyback

is
expected

to

commence

in

the

first

quarter

of

2021.

The

financial

statements

for

the

year

ended

31

December

2020

do

not

reflect

the

impact

of
the

proposed

share

buyback,

which

will

be

accounted

for

as

and

when

shares

are

repurchased

by

the

Company.

Notes

to

the

financial

statements

Assets

and

liabilities

held

at

fair

value
238

Barclays

PLC

2020

Annual

Report

on

Form

20-F
The

notes

included

in

this

section

focus

on

assets

and

liabilities

the

Group

holds

and

recognises

at

fair

value.

Fair

value

refers

to

the

price

that
would

be

received

to

sell

an

asset

or

the

price

that

would

be

paid

to

transfer

a

liability

in

an

orderly

transaction

between

market

participants

at
the

measurement

date,

which

may

be

an

observable

market

price

or,

where

there

is

no

quoted

price

for

the

instrument,

may

be

an

estimate
based

on

available

market

data.

Detail

regarding

the

Group’s

approach

to

managing

market

risk

can

be

found

in

the

Market

risk

management
section.
12

Trading

portfolio
Accounting

for

trading

portfolio

assets

and

liabilities
In

accordance

with

IFRS

9,

all

assets

and

liabilities

held

for

trading

purposes

are

held

at

fair

value

with

gains

and

losses

in

the

changes

in

fair
value

taken

to

the

income

statement

in

net

trading

income

(Note

5).
Trading

portfolio

assets
Trading

portfolio

liabilities
2020 2019 2020 2019
£m £m £m £m
Debt

securities

and

other

eligible

bills
56,482 52,739 (30,102) (23,741)
Equity

securities
62,192
56,000
(17,303)
(13,175)
Traded

loans
8,348 5,378 - -
Commodities 928 78 - -
Trading

portfolio

assets/(liabilities)
127,950 114,195 (47,405) (36,916)
13

Financial

assets

at

fair

value

through

the

income

statement
Accounting

for

financial

assets

mandatorily

at

fair

value
Financial

assets

that

are

held

for

trading

are

recognised

at

fair

value

through

profit

or

loss.

In

addition,

financial

assets

are

held

at

fair

value
through

profit

or

loss

if

they

do

not

contain

contractual

terms

that

give

rise

on

specified

dates

to

cash

flows

that

are

SPPI,

or

if

the

financial

asset
is

not

held

in

a

business

model

that

is

either

(i)

a

business

model

to

collect

the

contractual

cash

flows

or

(ii)

a

business

model

that

is

achieved
by

both

collecting

contractual

cash

flows

and

selling.

Accounting

for

financial

assets

designated

at

fair

value
Financial

assets,

other

than

those

held

for

trading,

are

classified

in

this

category

if

they

are

so

irrevocably

designated

at

inception

and

the

use

of
the

designation

removes

or

significantly

reduces

an

accounting

mismatch.
Subsequent

changes

in

fair

value

for

these

instruments

are

recognised

in

the

income

statement

in

net

investment

income,

except

if

reporting

it
in

trading

income

reduces

an

accounting

mismatch.

The

details

on

how

the

fair

value

amounts

are

derived

for

financial

assets

at

fair

value

are

described

in

Note

17.
Designated

at

fair

value
Mandatorily

at

fair

value
Total
2020 2019 2020 2019 2020 2019
£m £m £m £m £m £m
Loans

and

advances
5,600 4,900 25,279 17,792 30,879 22,692
Debt

securities
292
3,995
1,401
1,254
1,693
5,249
Equity

securities
- - 4,620 7,495 4,620 7,495
Reverse

repurchase

agreements

and

other

similar

secured

lending
19 40 137,597 96,847 137,616 96,887
Other

financial

assets
- - 343 763 343 763
Financial

assets

at

fair

value

through

the

income
statement 5,911 8,935 169,240 124,151 175,151 133,086
Credit

risk

of

financial

assets

designated

at

fair

value

and

related

credit

derivatives
The

following

table

shows

the

maximum

exposure

to

credit

risk,

the

changes

in

fair

value

attributable

to

changes

in

credit

risk,

and

the
cumulative

changes

in

fair

value

since

initial

recognition

for

loans

and

advances.

The

table

does

not

include

debt

securities

and

reverse
repurchase

agreements

and

other

similar

secured

lending

designated

at

FV

as

they

have

minimal

exposure

to

credit

risk.

Reverse

repurchase
agreements

are

collateralised

and

debt

securities

are

primarily

relating

to

high

quality

sovereigns.
Maximum

exposure

as

at

31
December
Changes

in

fair

value

during

the
year

ended
Cumulative

changes

in

fair

value
from

inception
2020 2019 2020 2019 2020 2019
£m £m £m £m £m £m
Loans

and

advances

designated

at

fair

value,
attributable

to

credit

risk
5,600 4,900 (47) 4 (73) (26)
Value

mitigated

by

related

credit

derivatives

795 - 3 - 3 -

Notes

to

the

financial

statements

Assets

and

liabilities

held

at

fair

value
239

Barclays

PLC

2020

Annual

Report

on

Form

20-F
14

Derivative

financial

instruments

Accounting

for

derivatives
Derivative

instruments

are

contracts

whose

value

is

derived

from

one

or

more

underlying

financial

instruments

or

indices

defined

in

the

contract.
They

include

swaps,

forward-rate

agreements,

futures,

options

and

combinations

of

these

instruments

and

primarily

affect

the

Group’s

net
interest

income,

net

trading

income

and

derivative

assets

and

liabilities.

Notional

amounts

of

the

contracts

are

not

recorded

on

the

balance
sheet.

Derivatives

are

used

to

hedge

interest

rate,

credit

risk,

inflation

risk,

exchange

rate,

commodity

equity

exposures,

and

exposures

to
certain

indices

such

as

house

price

indices

and

retail

price

indices

related

to

non-trading

positions.

All

derivative

instruments

are

held

at

fair

value

through

profit

or

loss,

except

for

derivatives

that

are

in

a

designated

cash

flow

or

net

investment
hedge

accounting

relationship.

Derivatives

are

classified

as

assets

when

their

fair

value

is

positive

or

as

liabilities

when

their

fair

value

is
negative.

This

includes

terms

included

in

a

contract

or

financial

liability

(the

host),

which,

had

it

been

a

standalone

contract,

would

have

met

the
definition

of

a

derivative.

If

these

are

separated

from

the

host,

i.e.

when

the

economic

characteristics

of

the

embedded

derivative

are

not

closely
related

with

those

of

the

host

contract

and

the

combined

instrument

is

not

measured

at

fair

value

through

profit

or

loss,

then

they

are

accounted
for

in

the

same

way

as

derivatives.

For

financial

assets,

the

requirements

are

whether

the

financial

assets

contain

contractual

terms

that

give
rise

on

specified

dates

to

cash

flows

that

are

SPPI,

and

consequently

the

requirements

for

accounting

for

embedded

derivatives

are

not
applicable

to

financial

assets.

Hedge

accounting
The

Group

applies

the

requirements

of

IAS

39
Financial

Instruments:

Recognition

and

Measurement

for

hedge

accounting

purposes.

The

Group
applies

hedge

accounting

to

represent

the

economic

effects

of

its

interest

rate,

currency

and

contractually

linked

inflation

risk

management
strategies.

Where

derivatives

are

held

for

risk

management

purposes,

and

when

transactions

meet

the

required

criteria

for

documentation

and
hedge

effectiveness,

the

Group

applies

fair

value

hedge

accounting,

cash

flow

hedge

accounting,

or

hedging

of

a

net

investment

in

a

foreign
operation,

as

appropriate

to

the

risks

being

hedged.

The

Group

has

applied

the

‘Amendments

to

IFRS

9,

IAS

39

and

IFRS

7

Interest

Rate

Benchmark

Reform’

issued

in

September

2019.

In
accordance

with

the

transition

provisions,

the

amendments

have

been

adopted

retrospectively

to

hedging

relationships

that

existed

at

the

start
of

the

reporting

period

or

were

designated

thereafter,

and

to

the

amount

accumulated

in

the

cash

flow

hedge

reserve

at

that

date.
The

amendments

provide

temporary

relief

from

applying

specific

hedge

accounting

requirements

to

hedging

relationships

directly

affected

by
IBOR

(‘Interbank

Offered

Rates’)

reform.

The

reliefs

have

the

effect

that

IBOR

reform

should

not

generally

cause

hedge

accounting

to

terminate.
However,

any

hedge

ineffectiveness

continues

to

be

recorded

in

the

income

statement.

Furthermore,

the

amendments

set

out

triggers

for

when
the

reliefs

will

end,

which

include

the

uncertainty

arising

from

interest

rate

benchmark

reform

no

longer

being

present.
In

summary,

the

reliefs

provided

by

the

amendments

that

apply

to

the

Group

are:
◾

When

considering

the

‘highly

probable’

requirement,

the

Group

has

assumed

that

the

IBOR

interest

rates

upon

which

our

hedged

items

are
based

do

not

change

as

a

result

of

IBOR

Reform.
◾

In

assessing

whether

the

hedge

is

expected

to

be

highly

effective

on

a

forward-looking

basis

the

Group

has

assumed

that

the

IBOR

interest
rates

upon

which

the

cash

flows

of

the

hedged

items

and

the

interest

rate

swaps

that

hedge

them

are

based

are

not

altered

by

IBOR

reform.
◾

The

Group

will

not

discontinue

hedge

accounting

during

the

period

of

IBOR-related

uncertainty

solely

because

the

retrospective

effectiveness
falls

outside

the

required

80–125%

range.
◾

The

Group

has

not

recycled

the

cash

flow

hedge

reserve

relating

to

the

period

after

the

reforms

are

expected

to

take

effect.
◾

The

Group

has

assessed

whether

the

hedged

IBOR

risk

component

is

a

separately

identifiable

risk

only

when

it

first

designates

a

hedged

item
in

a

fair

value

hedge

and

not

on

an

ongoing

basis.
The

Group

has

elected

to

early

adopt

the

‘Amendments

to

IFRS

9,

IAS

39,

IFRS

7,

IFRS

4

and

IFRS

16

Interest

Rate

Benchmark

Reform

–
Phase

2’

issued

in

August

2020.

The

Phase

2

amendments

provide

relief

when

changes

are

made

to

hedge

relationships

as

a

result

of

the
interest

rate

benchmark

reform.

The

Phase

2

amendments

adopted

by

the

Group

are:

◾

Under

a

temporary

exception,

the

Group

has

considered

that

changes

to

the

hedge

designation

and

hedge

documentation

due

to

the

interest
rate

benchmark

reform

would

not

constitute

the

discontinuation

of

the

hedge

relationship

nor

the

designation

of

a

new

hedging

relationship.
◾

In

respect

of

the

retrospective

hedge

effectiveness

assessment,

the

Group

may

elect,

on

a

hedge-by-hedge

basis,

to

reset

the

cumulative

fair
value

changes

to

zero

when

the

exception

to

the

retrospective

assessment

ends

(Phase

1

relief).

Any

hedge

ineffectiveness

will

continue

to
be

measured

and

recognised

in

full

in

profit

or

loss.
◾

The

Group

has

deemed

the

amounts

accumulated

in

the

cash

flow

hedge

reserve

to

be

based

on

the

alternative

benchmark

rate

(on

which
the

hedge

future

cash

flows

are

determined)

when

there

is

a

change

in

basis

for

determining

the

contractual

cash

flows.
◾

For

hedges

of

groups

of

items

(such

as

those

forming

part

of

a

macro

cash

flow

hedging

strategy),

the

amendments

provide

relief

for

items
within

a

designated

group

of

items

that

are

amended

for

changes

directly

required

by

the

reform.
◾

In

respect

of

whether

a

risk

component

of

a

hedged

item

is

separately

identifiable,

the

amendments

provide

temporary

relief

to

entities

to

meet
this

requirement

when

an

alternative

risk

free

rate

(RFR)

financial

instrument

is

designated

as

a

risk

component.

These

amendments

allow

the
Group

upon

designation

of

the

hedge

to

assume

that

the

separately

identifiable

requirement

is

met

if

the

Group

reasonably

expects

the

RFR
risk

will

become

separately

identifiable

within

the

next

24

months.

The

Group

applies

this

relief

to

each

RFR

on

a

rate-by-rate

basis

and

starts
when

the

Group

first

designates

the

RFR

as

a

non-contractually

specified

risk

component.
Fair

value

hedge

accounting

Changes

in

fair

value

of

derivatives

that

qualify

and

are

designated

as

fair

value

hedges

are

recorded

in

the

income

statement,

together

with
changes

in

the

fair

value

of

the

hedged

asset

or

liability

that

are

attributable

to

the

hedged

risk.

The

fair

value

changes

adjust

the

carrying

value
of

the

hedged

asset

or

liability

held

at

amortised

cost.
If

hedge

relationships

no

longer

meet

the

criteria

for

hedge

accounting,

hedge

accounting

is

discontinued.

For

fair

value

hedges

of

interest

rate
risk,

the

fair

value

adjustment

to

the

hedged

item

is

amortised

to

the

income

statement

over

the

period

to

maturity

of

the

previously

designated
hedge

relationship

using

the

effective

interest

method.

If

the

hedged

item

is

sold

or

repaid,

the

unamortised

fair

value

adjustment

is

recognised
immediately

in

the

income

statement.

For

items

classified

as

fair

value

through

other

comprehensive

income,

the

hedge

accounting

adjustment
is

included

in

other

comprehensive

income.

Cash

flow

hedge

accounting

Notes

to

the

financial

statements

Assets

and

liabilities

held

at

fair

value
240

Barclays

PLC

2020

Annual

Report

on

Form

20-F
For

qualifying

cash

flow

hedges,

the

fair

value

gain

or

loss

associated

with

the

effective

portion

of

the

cash

flow

hedge

is

recognised

initially

in
other

comprehensive

income,

and

then

recycled

to

the

income

statement

in

the

periods

when

the

hedged

item

will

affect

profit

or

loss.

Any
ineffective

portion

of

the

gain

or

loss

on

the

hedging

instrument

is

recognised

in

the

income

statement

immediately.
When

a

hedging

instrument

expires

or

is

sold,

or

when

a

hedge

no

longer

meets

the

criteria

for

hedge

accounting,

any

cumulative

gain

or

loss
existing

in

equity

at

that

time

remains

in

equity

and

is

recognised

when

the

hedged

item

is

ultimately

recognised

in

the

income

statement.

When
a

forecast

transaction

is

no

longer

expected

to

occur,

the

cumulative

gain

or

loss

that

was

recognised

in

equity

is

immediately

transferred

to

the
income

statement.
Hedges

of

net

investments

The

Group’s

net

investments

in

foreign

operations,

including

monetary

items

accounted

for

as

part

of

the

net

investment,

are

hedged

for

foreign
currency

risks

using

both

derivatives

and

foreign

currency

borrowings.

Hedges

of

net

investments

are

accounted

for

similarly

to

cash

flow
hedges;

the

effective

portion

of

the

gain

or

loss

on

the

hedging

instrument

is

being

recognised

directly

in

other

comprehensive

income

and

the
ineffective

portion

being

recognised

immediately

in

the

income

statement.

The

cumulative

gain

or

loss

recognised

in

other

comprehensive
income

is

recognised

in

the

income

statement

on

the

disposal

or

partial

disposal

of

the

foreign

operation,

or

other

reductions

in

the

Group’s
investment

in

the

operation.
Total

derivatives
2020 2019
Notional
contract
amount
Fair

value
Notional

contract

amount
Fair

value
Assets Liabilities Assets Liabilities
£m £m £m £m £m £m
Total

derivative

assets/(liabilities)

held

for

trading
43,169,971 301,880 (299,795) 42,111,110 229,063 (228,617)
Total

derivative

assets/(liabilities)

held

for

risk

management
189,784 566 (980) 181,375 173 (587)
Derivative

assets/(liabilities)
43,359,755 302,446 (300,775) 42,292,485 229,236 (229,204)
Further

information

on

netting

arrangements

of

derivative

financial

instruments

can

be

found

within

Note

18.

Notes

to

the

financial

statements

Assets

and

liabilities

held

at

fair

value
241

Barclays

PLC

2020

Annual

Report

on

Form

20-F
The

fair

values

and

notional

amounts

of

derivative

instruments

held

for

trading

and

held

for

risk

management

are

set

out

in

the

following

table:
Derivatives

held

for

trading

and

held

for

risk

management
2020 2019
Notional

contract

amount
Fair

value
Notional

contract

amount
Fair

value
Assets Liabilities Assets Liabilities
£m £m £m £m £m £m
Derivatives

held

for

trading
Foreign

exchange

derivatives
OTC

derivatives
5,461,057 84,401 (84,043) 4,906,647 56,480 (56,845)
Derivatives

cleared

by

central

counterparty
78,946 335 (335) 74,698 84 (145)
Exchange

traded

derivatives
14,034 3 (3) 18,520 12 (31)
Foreign

exchange

derivatives
5,554,037 84,739 (84,381) 4,999,865 56,576 (57,021)
Interest

rate

derivatives
OTC

derivatives
13,547,990 170,808 (161,157) 12,627,808 140,207 (133,401)
Derivatives

cleared

by

central

counterparty
18,737,415 965 (885) 17,428,460 867 (1,093)
Exchange

traded

derivatives
2,971,966 371 (360) 5,041,948 1,251 (1,265)
Interest

rate

derivatives
35,257,371 172,144 (162,402) 35,098,216 142,325 (135,759)
Credit

derivatives
OTC

derivatives
384,900 3,674 (3,909) 399,386 5,253 (5,399)
Derivatives

cleared

by

central

counterparty
462,945 931 (1,095) 426,130 2,962 (2,687)
Credit

derivatives
847,845 4,605 (5,004) 825,516 8,215 (8,086)
Equity

and

stock

index

derivatives
OTC

derivatives
466,151 18,807 (26,094) 232,050 10,628 (15,785)
Exchange

traded

derivatives
927,114 20,165 (20,521) 841,994 10,178 (10,849)
Equity

and

stock

index

derivatives
1,393,265 38,972 (46,615) 1,074,044 20,806 (26,634)
Commodity

derivatives
OTC

derivatives
4,244 89 (110) 7,327 303 (256)
Exchange

traded

derivatives
113,209 1,331 (1,283) 106,142 838 (861)
Commodity

derivatives
117,453 1,420 (1,393) 113,469 1,141 (1,117)
Derivative

assets/(liabilities)

held

for

trading
43,169,971 301,880 (299,795) 42,111,110 229,063 (228,617)
Total

OTC

derivatives
19,864,342 277,779 (275,313) 18,173,218 212,871 (211,686)
Total

derivatives

cleared

by

central

counterparty
19,279,306 2,231 (2,315) 17,929,288 3,913 (3,925)
Total

exchange

traded

derivatives
4,026,323 21,870 (22,167) 6,008,604 12,279 (13,006)
Derivative

assets/(liabilities)

held

for

trading
43,169,971 301,880 (299,795) 42,111,110 229,063 (228,617)
Derivatives

held

for

risk

management
Derivatives

designated

as

cash

flow

hedges
OTC

foreign

exchange

derivatives
6,596 351
-

-

-

-

OTC

interest

rate

derivatives
2,433 35
-

1,195 7 (1)
Interest

rate

derivatives

cleared

by

central

counterparty
65,408
-

-

66,578
-

-

Derivatives

designated

as

cash

flow

hedges
74,437 386
-

67,773 7 (1)
Derivatives

designated

as

fair

value

hedges
OTC

interest

rate

derivatives
11,116 155 (980) 8,379 136 (586)
Interest

rate

derivatives

cleared

by

central

counterparty
103,440
-

-

104,078
-

-

Derivatives

designated

as

fair

value

hedges
114,556 155 (980) 112,457 136 (586)
Derivatives

designated

as

hedges

of

net

investments
OTC

foreign

exchange

derivatives
791 25
-

1,145 30
-

Derivatives

designated

as

hedges

of

net

investments
791 25
-

1,145 30
-

Derivative

assets/(liabilities)

held

for

risk

management
189,784 566 (980) 181,375 173 (587)
Total

OTC

derivatives
20,936 566 (980) 10,719 173 (587)
Total

derivatives

cleared

by

central

counterparty
168,848
-

-

170,656
-

-

Derivative

assets/(liabilities)

held

for

risk

management
189,784 566 (980) 181,375 173 (587)

Notes

to

the

financial

statements

Assets

and

liabilities

held

at

fair

value
242

Barclays

PLC

2020

Annual

Report

on

Form

20-F
Hedge

accounting
Hedge

accounting

is

applied

predominantly

for

the

following

risks:
◾

Interest

rate

risk

–

arises

due

to

a

mismatch

between

fixed

interest

rates

and

floating

interest

rates.

Interest

rate

risk

also

includes

exposure

to
inflation

risk

for

certain

types

of

investments.
◾

Currency

risk

–

arises

due

to

assets

or

liabilities

being

denominated

in

different

currencies

than

the

functional

currency

of

the

relevant

entity.
At

a

consolidated

level,

currency

risk

also

arises

when

the

functional

currency

of

subsidiaries

are

different

from

the

parent.
◾

Contractually

linked

inflation

risk

–

arises

from

financial

instruments

within

contractually

specified

inflation

risk.

The

Group

does

not

hedge
inflation

risk

that

arises

from

other

activities.
In

order

to

hedge

these

risks,

the

Group

uses

the

following

hedging

instruments:
◾

Interest

rate

derivatives

to

swap

interest

rate

exposures

into

either

fixed

or

variable

rates.
◾

Currency

derivatives

to

swap

foreign

currency

exposures

into

the

entity’s

functional

currency,

and

net

investment

exposure

to

local

currency.
◾

Inflation

derivatives

to

swap

inflation

exposure

into

either

fixed

or

variable

interest

rates.
In

some

cases,

certain

items

which

are

economically

hedged

may

be

ineligible

hedged

items

for

the

purposes

of

IAS

39,

such

as

core

deposits
and

equity.

In

these

instances,

a

proxy

hedging

solution

can

be

utilised

whereby

portfolios

of

floating

rate

assets

are

designated

as

eligible
hedged

items

in

cash

flow

hedges.
In

some

hedging

relationships,

the

Group

designates

risk

components

of

hedged

items

as

follows:
◾

Benchmark

interest

rate

risk

as

a

component

of

interest

rate

risk,

such

as

the

LIBOR

or

Risk

Free

Rate

(RFR)

component.
◾

Inflation

risk

as

a

contractually

specified

component

of

a

debt

instrument.
◾

Spot

exchange

rate

risk

for

foreign

currency

financial

assets

or

financial

liabilities.
◾

Components

of

cash

flows

of

hedged

items,

for

example

certain

interest

payments

for

part

of

the

life

of

an

instrument.
Using

the

benchmark

interest

rate

risk

results

in

other

risks,

such

as

credit

risk

and

liquidity

risk,

being

excluded

from

the

hedge

accounting
relationship.

LIBOR

is

considered

the

predominant

interest

rate

risk

and

therefore

the

hedged

items

change

in

fair

value

on

a

fully

proportionate
basis

with

reference

to

this

risk.
In

respect

of

many

of

the

Group’s

hedge

accounting

relationships,

the

hedged

item

and

hedging

instrument

change

frequently

due

to

the
dynamic

nature

of

the

risk

management

and

hedge

accounting

strategy.

The

Group

applies

hedge

accounting

to

dynamic

scenarios,
predominantly

in

relation

to

interest

rate

risk,

with

a

combination

of

hedged

items

in

order

for

its

financial

statements

to

reflect

as

closely

as
possible

the

economic

risk

management

undertaken.

In

some

cases,

if

the

hedge

accounting

objective

changes,

the

relevant

hedge

accounting
relationship

is

de-designated

and

is

replaced

with

a

different

hedge

accounting

relationship.
Changes

in

the

GBP

value

of

net

investments

due

to

foreign

currency

movements

are

captured

in

the

currency

translation

reserve,

resulting

in

a
movement

in

CET1

capital.

The

Group

mitigates

this

by

matching

the

CET1

capital

movements

to

the

revaluation

of

the

foreign

currency

RWA
exposures.

Net

investment

hedges

are

designated

where

necessary

to

reduce

the

exposure

to

movement

in

a

particular

exchange

rate

to

within
limits

mandated

by

Risk.

As

far

as

possible,

existing

external

currency

liabilities

are

designated

as

the

hedging

instruments.
The

hedging

instruments

share

the

same

risk

exposures

as

the

hedged

items.

Hedge

effectiveness

is

determined

with

reference

to

quantitative
tests,

predominantly

regression

testing,

but

to

the

extent

hedging

instruments

are

exposed

to

different

risks

than

the

hedged

items,

this

could
result

in

hedge

ineffectiveness

or

hedge

accounting

failures.
Sources

of

ineffectiveness

include

the

following:
◾

Mismatches

between

the

contractual

terms

of

the

hedged

item

and

hedging

instrument,

including

basis

differences.
◾

Changes

in

credit

risk

of

the

hedging

instruments.
◾

If

a

hedging

relationship

becomes

over-hedged,

for

example

in

hedges

of

net

investments

if

the

net

asset

value

designated

at

the

start

of

the
period

falls

below

the

amount

of

the

hedging

instrument.
◾

Cash

flow

hedges

using

external

swaps

with

non-zero

fair

values.
◾

The

effects

of

the

forthcoming

reforms

to

IBOR

because

these

might

take

effect

at

a

different

time

and

have

a

different

impact

on

hedged
items

and

hedging

instruments.
Across

all

benchmarks

which

Barclays

is

materially

exposed

to,

there

is

still

uncertainty

regarding

the

precise

timing

and

effects

of

IBOR

reform.
There

is

yet

to

be

full

consensus

regarding

methodologies

for

converging

existing

IBORs

to

their

final

benchmark

rates.

As

such,

Barclays

has
not

incorporated

any

change

in

assumptions

for

affected

benchmarks

into

its

expectations

or

calculations.

Barclays

does,

however,

assume
sufficient

liquidity

in

IBOR

linked

benchmarks

to

provide

reliable

valuation

calculations

of

both

hedged

items

and

hedging

instruments
(notwithstanding

reliefs

already

applied

within

the

financial

reporting).
The

following

table

summarises

the

significant

hedge

accounting

exposures

impacted

by

the

IBOR

reform

(see

Note

41

for

further

updates)

as
at

31

December

2020:

Notes

to

the

financial

statements

Assets

and

liabilities

held

at

fair

value
243

Barclays

PLC

2020

Annual

Report

on

Form

20-F
Nominal

amount
of

hedged

items
directly
impacted

by
IBOR

reform

Nominal

amount
of

hedging
instruments
directly
impacted

by
IBOR

reform
Current

benchmark

rate
Expected

convergence

to

RFR
£m £m
GBP

London

Interbank

Offered

rate

(LIBOR)
Reformed

Sterling

Overnight

Index

Average

(SONIA)
15,740 14,276
USD

LIBOR
Secured

Overnight

Financing

Rate

(SOFR)
29,154 28,832
Euro

Overnight

Index

Average

(EONIA)
Euro

Short-Term

Rate

(€STR)
5,128 5,128
JPY

LIBOR
Tokyo

Overnight

Average

(TONA)
1,262 1,262
CHF

LIBOR
Swiss

Average

Rate

Overnight

(SARON)
145 145
All

Other

IBORs
Various

Other

RFRs
111 111
Total 51,540 49,754

Notes

to

the

financial

statements

Assets

and

liabilities

held

at

fair

value
244

Barclays

PLC

2020

Annual

Report

on

Form

20-F
Hedged

items

in

fair

value

hedges
Accumulated

fair

value

adjustment
included

in

carrying

amount
Hedged

item

statement

of

financial

position

classification

and

risk
category
Carrying

amount
Total
Of

which:
Accumulated

fair
value

adjustment

on
items

no

longer

in

a
hedge

relationship
Change

in

fair
value

used

as

a
basis

to
determine
ineffectiveness
Hedge
ineffectiveness
recognised

in
the

income
statement a
£m £m £m £m £m
2020
Assets
Loans

and

advances

at

amortised

cost
-

Interest

rate

risk
9,858 2,289 (638) 1,583 111
-

Inflation

risk
545 345 - 25 3
Debt

securities

classified

at

amortised

cost
-

Interest

rate

risk
1,440 23 - 18 (7)
-

Inflation

risk
4,071 (43) - 453 3
Financial

assets

at

fair

value

through

other

comprehensive
income
-

Interest

rate

risk
41,544 1,284 351 825 (13)
-

Inflation

risk
10,821 367 (9) 307 1
Total

assets
68,279 4,265 (296) 3,211 98
Liabilities
Debt

securities

in

issue
-

Interest

rate

risk
(50,438) (2,859) (24) (1,466) (56)
Total

liabilities
(50,438) (2,859) (24) (1,466) (56)
Total

hedged

items
17,841 1,406 (320) 1,745 42
2019
Assets
Loans

and

advances

at

amortised

cost
-

Interest

rate

risk
8,442 694 (643) 1,030 76
-

Inflation

risk
525 325 - (2) 1
Debt

securities

classified

at

amortised

cost

-

Interest

rate

risk
2,974 (1) - (1) -
-

Inflation

risk
2,258 (41) - (41) 1
Financial

assets

at

fair

value

through

other

comprehensive
income

-

Interest

rate

risk
32,169 922 494 2,046 (4)
-

Inflation

risk
7,811 87 - 111 (16)
Total

assets
54,179 1,986 (149) 3,143 58
Liabilities

Debt

securities

in

issue

-

Interest

rate

risk
(55,589) (1,574) (75) (1,445) (13)
Total

liabilities
(55,589) (1,574) (75) (1,445) (13)
Total

hedged

items
(1,410) 412 (224) 1,698 45

Note
a

Hedge

ineffectiveness

is

recognised

in

net

interest

income.
For

items

classified

as

fair

value

through

other

comprehensive

income,

the

hedge

accounting

adjustment

is

not

included

in

the

carrying

amount,
but

rather

adjusts

other

comprehensive

income.

Notes

to

the

financial

statements

Assets

and

liabilities

held

at

fair

value
245

Barclays

PLC

2020

Annual

Report

on

Form

20-F
The

following

table

shows

the

fair

value

hedging

instruments

which

are

carried

on

the

Group’s

balance

sheet:
Carrying

value
Nominal

amount
Change

in

fair
value

used

as

a
basis

to
determine
ineffectiveness
Nominal

amount
directly
impacted

by
IBOR

reform
Derivative
assets

Derivative
liabilities
Loan

liabilities
Hedge

type
Risk

category
£m £m £m £m £m £m
As

at

31

December

2020
Fair

value

Interest

rate

risk
120 (166) - 103,623 (925) 30,072
Inflation

risk
35 (815) - 10,933 (778) 1,487
Total 155 (980) - 114,556 (1,703) 31,559
As

at

31

December

2019
Fair

value

Interest

rate

risk
110 (44) - 104,568 (1,571) 55,552
Inflation

risk
26 (542) - 7,889 (82) 6,101
Total 136 (586) - 112,457 (1,653) 61,653
The

following

table

profiles

the

expected

notional

values

of

current

hedging

instruments

in

future

years:
2020 2021 2022 2023 2024 2025
2026

and

later
As

at

31

December
£m £m £m £m £m £m £m
Fair

value

hedges

of:
Interest

rate

risk

(outstanding

notional

amount)
103,623 94,402 81,916 72,281 58,001 47,244 40,243
Inflation

risk

(outstanding

notional

amount)
10,933 10,128 8,817 7,966 6,051 5,062 4,348
There

are

1,906

(2019:

2,308)

interest

rate

risk

fair

value

hedges

with

an

average

fixed

rate

of

1.87%

(2019:

2.13%)

across

the

relationships
and

104

(2019:

117)

inflation

risk

fair

value

hedges

with

an

average

rate

of

0.63%

(2019:

0.70%)

across

the

relationships.

Notes

to

the

financial

statements

Assets

and

liabilities

held

at

fair

value
246

Barclays

PLC

2020

Annual

Report

on

Form

20-F
Hedged

items

in

cash

flow

hedges

and

hedges

of

net

investments

in

foreign

operations
Description

of

hedge

relationship

and

hedged

risk
Change

in
value

of
hedged

item
used

as

the
basis

for
recognising
ineffectiveness
Balance

in
cash

flow
hedging
reserve

for
continuing
hedges
Balance

in
currency
translation
reserve

for
continuing
hedges
Balances
remaining

in
cash

flow
hedging

reserve
for

which

hedge
accounting

is

no
longer

applied
Balances
remaining

in
currency
translation
reserve

for
which

hedge
accounting

is

no
longer

applied
Hedging
gains

or
losses
recognised
in

other
comprehensi
ve

income
Hedge
ineffectivene
ss
recognised
in

the

income
statement a
£m £m £m £m £m £m £m
2020
Cash

flow

hedge

of:
Interest

rate

risk
Loans

and

advances

at

amortised

cost
(1,124) (598) - (1,370) - (1,124) 27
Foreign

exchange

risk
Loans

and

advances

at

amortised

cost
(70) (15) - - - (70) -
Debt

securities

classified

at

amortised

cost
(278) (65) - - - (278) -
Inflation

risk
Debt

securities

classified

at

amortised

cost
(41) (65) - - - (41) 1
Total

cash

flow

hedge
(1,513) (743) - (1,370) - (1,513) 28
Hedge

of

net

investment

in

foreign
operations
USD

foreign

operations
(240) - 857 - - (240) -
EUR

foreign

operations
(17) - (2) - - (17) -
Other

foreign

operations
(9) - 47 - 186 (9) -
Total

foreign

operations
(266) - 902 - 186 (266) -
2019
Cash

flow

hedge

of:
Interest

rate

risk
Loans

and

advances

at

amortised

cost
(696) (223) - (1,072) - (706) 43
Inflation

risk
Debt

securities

classified

at

amortised

cost
(29) (26) - - - (25) 2
Total

cash

flow

hedge
(725) (249) - (1,072) - (731) 45
Hedge

of

net

investment

in

foreign
operations

USD

foreign

operations
215 - 1,087 - - 215 -
EUR

foreign

operations
70 - (1) - 16 70 -
Other

foreign

operations
3 - 1 - 240 3 -
Total

foreign

operations
288 - 1,087 - 256 288 -

Note
a

Hedge

ineffectiveness

is

recognised

in

net

interest

income.

Notes

to

the

financial

statements

Assets

and

liabilities

held

at

fair

value
247

Barclays

PLC

2020

Annual

Report

on

Form

20-F
The

following

table

shows

the

cash

flow

and

net

investment

hedging

instruments

which

are

carried

on

the

Group’s

balance

sheet:
Carrying

value
Nominal

amount
Change

in

fair
value

used

as

a
basis

to
determine
ineffectiveness
Nominal

amount
directly
impacted

by
IBOR

reform
Derivative
assets

Derivative
liabilities
Loan

liabilities
Hedge

type
Risk

category
£m £m £m £m £m £m
As

at

31

December

2020
Cash

flow
Interest

rate

risk
33 - - 65,042 1,151 18,195
Foreign

exchange

risk
351 - - 6,596 348 -
Inflation

risk
2 - - 2,799 42 -
Total 386 - - 74,437 1,541 18,195
Net

investment
Foreign

exchange

risk
25 - (8,660) 9,451 265 -
As

at

31

December

2019
Cash

flow
Interest

rate

risk
3 (1) - 66,515 739 15,223
Inflation

risk
4 - - 1,258 31 -
Total 7 (1) - 67,773 770 15,223
Net

investment
Foreign

exchange

risk
30 - (10,051) 11,196 288 -
There

are

29

(2019:

nil)

foreign

exchange

risk

cash

flow

hedges

with

an

average

foreign

exchange

rate

of

135.29

JPY:

1

GBP

(2019:

nil)

across
the

relationships.
The

Group’s

risk

exposure

is

directly

affected

by

interest

rate

benchmark

reform,

across

both

its

cash

flow

hedge

accounting

activities;

where
IBOR-linked

derivatives

are

designated

as

a

cash

flow

hedge

of

IBOR-linked

cash

flows,

and

its

fair

value

hedge

accounting

activities;

where
IBOR-linked

derivatives

are

designated

as

a

fair

value

hedge

of

fixed

interest

rate

assets

and

liabilities.

Further

information

on

the

group’s

risk
exposure

and

response

can

be

found

in

Note

41.
The

effect

on

the

income

statement

and

other

comprehensive

income

of

recycling

amounts

in

respect

of

cash

flow

hedges

and

net

investment
hedges

of

foreign

operations

is

set

out

in

the

following

table:
2020 2019
Amount
recycled

from
other
comprehensive
income

due

to
hedged

item
affecting

income
statement
Amount
recycled

from
other
comprehensive
income

due

to
sale

of
investment,

or
cash

flows

no
longer

expected
to

occur
Amount

recycled
from

other
comprehensive
income

due

to
hedged

item
affecting

income
statement
Amount

recycled
from

other
comprehensive
income

due

to
sale

of
investment,

or
cash

flows

no
longer

expected
to

occur
Description

of

hedge

relationship

and

hedged

risk
£m £m £m £m
Cash

flow

hedge

of

interest

rate

risk
Recycled

to

net

interest

income
489 17 259 18
Cash

flow

hedge

of

foreign

exchange

risk
Recycled

to

net

interest

income
268 - - -
Hedge

of

net

investment

in

foreign

operations

Recycled

to

other

income
- (4)
- 15

Notes

to

the

financial

statements

Assets

and

liabilities

held

at

fair

value
248

Barclays

PLC

2020

Annual

Report

on

Form

20-F
15

Financial

assets

at

fair

value

through

other

comprehensive

income
Accounting

for

financial

assets

at

fair

value

through

other

comprehensive

income

(FVOCI)
Financial

assets

that

are

debt

instruments

held

in

a

business

model

that

is

achieved

by

both

collecting

contractual

cash

flows

and

selling

and
that

contain

contractual

terms

that

give

rise

on

specified

dates

to

cash

flows

that

are

SPPI

are

measured

at

FVOCI.

They

are

subsequently

re-
measured

at

fair

value

and

changes

therein

(except

for

those

relating

to

impairment,

interest

income

and

foreign

currency

exchange

gains

and
losses)

are

recognised

in

other

comprehensive

income

until

the

assets

are

sold.

Interest

(calculated

using

the

effective

interest

method)

is
recognised

in

the

income

statement

in

net

interest

income

(Note

3).

Upon

disposal,

the

cumulative

gain

or

loss

recognised

in

other
comprehensive

income

is

included

in

net

investment

income

(Note

6).
In

determining

whether

the

business

model

is

achieved

by

both

collecting

contractual

cash

flows

and

selling

financial

assets,

it

is

determined
that

both

collecting

contractual

cash

flows

and

selling

financial

assets

are

integral

to

achieving

the

objective

of

the

business

model.

The

Group
will

consider

past

sales

and

expectations

about

future

sales

to

establish

if

the

business

model

is

achieved.
For

equity

securities

that

are

not

held

for

trading,

the

Group

may

make

an

irrevocable

election

on

initial

recognition

to

present

subsequent
changes

in

the

fair

value

of

the

instrument

in

other

comprehensive

income

(except

for

dividend

income

which

is

recognised

in

profit

or

loss).
Gains

or

losses

on

the

de-recognition

of

these

equity

securities

are

not

transferred

to

profit

or

loss.

These

assets

are

also

not

subject

to

the
impairment

requirements

and

therefore

no

amounts

are

recycled

to

the

income

statement.

Where

the

Group

has

not

made

the

irrevocable
election

to

present

subsequent

changes

in

the

fair

value

of

the

instrument

in

other

comprehensive

income,

equity

securities

are

measured

at

fair
value

through

profit

or

loss.
2020 2019
£m £m
Debt

securities

and

other

eligible

bills
77,736 64,103
Equity

securities
761 1,023
Loans

and

advances
191 624
Financial

assets

at

fair

value

through

other

comprehensive

income
78,688 65,750
16

Financial

liabilities

designated

at

fair

value
Accounting

for

liabilities

designated

at

fair

value

through

profit

and

loss
In

accordance

with

IFRS

9,

financial

liabilities

may

be

designated

at

fair

value,

with

gains

and

losses

taken

to

the

income

statement

within

net
trading

income

(Note

5)

and

net

investment

income

(Note

6).
Movements

in

own

credit

are

reported

through

other

comprehensive

income,
unless

the

effects

of

changes

in

the

liability's

credit

risk

would

create

or

enlarge

an

accounting

mismatch

in

P&L.

In

these

scenarios,

all

gains
and

losses

on

that

liability

(including

the

effects

of

changes

in

the

credit

risk

of

the

liability)

are

presented

in

P&L.

On

derecognition

of

the
financial

liability

no

amount

relating

to

own

credit

risk

are

recycled

to

the

income

statement.

The

Group

has

the

ability

to

make

the

fair

value
designation

when

holding

the

instruments

at

fair

value

reduces

an

accounting

mismatch

(caused

by

an

offsetting

liability

or

asset

being

held

at
fair

value),

or

is

managed

by

the

Group

on

the

basis

of

its

fair

value,

or

includes

terms

that

have

substantive

derivative

characteristics

(Note

14).
The

details

on

how

the

fair

value

amounts

are

arrived

at

for

financial

liabilities

designated

at

fair

value

are

described

in

Note

17.
2020 2019
Fair

value
Contractual
amount

due
on

maturity
Fair

value
Contractual
amount

due
on

maturity
£m £m £m £m
Debt

securities
50,437 57,650 49,559 56,891
Deposits 21,706 22,107 25,526 25,725
Repurchase

agreements

and

other

similar

secured

borrowing
177,371 177,389 128,547 128,706
Other

financial

liabilities
251 251 694 694
Financial

liabilities

designated

at

fair

value
249,765 257,397
204,326 212,016
The

cumulative

own

credit

net

loss

recognised

is

£954m

(2019:

£373m

loss).

Notes

to

the

financial

statements

Assets

and

liabilities

held

at

fair

value
249

Barclays

PLC

2020

Annual

Report

on

Form

20-F
17

Fair

value

of

financial

instruments
Accounting

for

financial

assets

and

liabilities

–

fair

values
Financial

instruments

that

are

held

for

trading

are

recognised

at

fair

value

through

profit

or

loss.

In

addition,

financial

assets

are

held

at

fair

value
through

profit

or

loss

if

they

do

not

contain

contractual

terms

that

give

rise

on

specified

dates

to

cash

flows

that

are

SPPI,

or

if

the

financial

asset
is

not

held

in

a

business

model

that

is

either

(i)

a

business

model

to

collect

the

contractual

cash

flows

or

(ii)

a

business

model

that

is

achieved
by

both

collecting

contractual

cash

flows

and

selling.

Subsequent

changes

in

fair

value

for

these

instruments

are

recognised

in

the

income
statement

in

net

investment

income,

except

if

reporting

it

in

trading

income

reduces

an

accounting

mismatch.

All

financial

instruments

are

initially

recognised

at

fair

value

on

the

date

of

initial

recognition

(including

transaction

costs,

other

than

financial
instruments

held

at

fair

value

through

profit

or

loss)

and

depending

on

the

subsequent

classification

of

the

financial

asset

or

liability,

may
continue

to

be

held

at

fair

value

either

through

profit

or

loss

or

other

comprehensive

income.

The

fair

value

of

a

financial

instrument

is

the

price
that

would

be

received

to

sell

an

asset

or

paid

to

transfer

a

liability

in

an

orderly

transaction

between

market

participants

at

the

measurement
date.
Wherever

possible,

fair

value

is

determined

by

reference

to

a

quoted

market

price

for

that

instrument.

For

many

of

the

Group’s

financial

assets
and

liabilities,

especially

derivatives,

quoted

prices

are

not

available

and

valuation

models

are

used

to

estimate

fair

value.

The

models

calculate
the

expected

cash

flows

under

the

terms

of

each

specific

contract

and

then

discount

these

values

back

to

a

present

value.

These

models

use

as
their

basis

independently

sourced

market

inputs

including,

for

example,

interest

rate

yield

curves,

equities

and

commodities

prices,

option
volatilities

and

currency

rates.
For

financial

liabilities

measured

at

fair

value,

the

carrying

amount

reflects

the

effect

on

fair

value

of

changes

in

own

credit

spreads

derived

from
observable

market

data

such

as

in

primary

issuance

and

redemption

activity

for

structured

notes.

On

initial

recognition,

it

is

presumed

that

the

transaction

price

is

the

fair

value

unless

there

is

observable

information

available

in

an

active
market

to

the

contrary.

The

best

evidence

of

an

instrument’s

fair

value

on

initial

recognition

is

typically

the

transaction

price.

However,

if

fair
value

can

be

evidenced

by

comparison

with

other

observable

current

market

transactions

in

the

same

instrument,

or

is

based

on

a

valuation
technique

whose

inputs

include

only

data

from

observable

markets,

then

the

instrument

should

be

recognised

at

the

fair

value

derived

from

such
observable

market

data.
For

valuations

that

have

made

use

of

unobservable

inputs,

the

difference

between

the

model

valuation

and

the

initial

transaction

price

(Day

One
profit)

is

recognised

in

profit

or

loss

either:

on

a

straight-line

basis

over

the

term

of

the

transaction;

or

over

the

period

until

all

model

inputs

will
become

observable

where

appropriate;

or

released

in

full

when

previously

unobservable

inputs

become

observable.
Various

factors

influence

the

availability

of

observable

inputs

and

these

may

vary

from

product

to

product

and

change

over

time.

Factors

include
the

depth

of

activity

in

the

relevant

market,

the

type

of

product,

whether

the

product

is

new

and

not

widely

traded

in

the

marketplace,

the
maturity

of

market

modelling

and

the

nature

of

the

transaction

(bespoke

or

generic).

To

the

extent

that

valuation

is

based

on

models

or

inputs
that

are

not

observable

in

the

market,

the

determination

of

fair

value

can

be

more

subjective,

dependent

on

the

significance

of

the

unobservable
input

to

the

overall

valuation.

Unobservable

inputs

are

determined

based

on

the

best

information

available,

for

example

by

reference

to

similar
assets,

similar

maturities

or

other

analytical

techniques.
The

sensitivity

of

valuations

used

in

the

financial

statements

to

possible

changes

in

significant

unobservable

inputs

is

shown

on

page

257.
Critical

accounting

estimates

and

judgements
The

valuation

of

financial

instruments

often

involves

a

significant

degree

of

judgement

and

complexity,

in

particular

where

valuation

models
make

use

of

unobservable

inputs

(‘Level

3’

assets

and

liabilities).

This

note

provides

information

on

these

instruments,

including

the

related
unrealised

gains

and

losses

recognised

in

the

period,

a

description

of

significant

valuation

techniques

and

unobservable

inputs,

and

a

sensitivity
analysis.
Valuation
IFRS

13
Fair

value

measurement

requires

an

entity

to

classify

its

assets

and

liabilities

according

to

a

hierarchy

that

reflects

the

observability

of
significant

market

inputs.

The

three

levels

of

the

fair

value

hierarchy

are

defined

below.
Quoted

market

prices

–

Level

1

Assets

and

liabilities

are

classified

as

Level

1

if

their

value

is

observable

in

an

active

market.

Such

instruments

are

valued

by

reference

to
unadjusted

quoted

prices

for

identical

assets

or

liabilities

in

active

markets

where

the

quoted

price

is

readily

available,

and

the

price

represents
actual

and

regularly

occurring

market

transactions.

An

active

market

is

one

in

which

transactions

occur

with

sufficient

volume

and

frequency

to
provide

pricing

information

on

an

ongoing

basis.

Valuation

technique

using

observable

inputs

–

Level

2

Assets

and

liabilities

classified

as

Level

2

have

been

valued

using

models

whose

inputs

are

observable

either

directly

or

indirectly.

Valuations
based

on

observable

inputs

include

assets

and

liabilities

such

as

swaps

and

forwards

which

are

valued

using

market

standard

pricing
techniques,

and

options

that

are

commonly

traded

in

markets

where

all

the

inputs

to

the

market

standard

pricing

models

are

observable.

Valuation

technique

using

significant

unobservable

inputs

–

Level

3

Assets

and

liabilities

are

classified

as

Level

3

if

their

valuation

incorporates

significant

inputs

that

are

not

based

on

observable

market

data
(unobservable

inputs).

A

valuation

input

is

considered

observable

if

it

can

be

directly

observed

from

transactions

in

an

active

market,

or

if

there
is

compelling

external

evidence

demonstrating

an

executable

exit

price.

Unobservable

input

levels

are

generally

determined

via

reference

to
observable

inputs,

historical

observations

or

using

other

analytical

techniques.

Notes

to

the

financial

statements

Assets

and

liabilities

held

at

fair

value
250

Barclays

PLC

2020

Annual

Report

on

Form

20-F
17

Fair

value

of

financial

instruments
continued
The

following

table

shows

the

Group’s

assets

and

liabilities

that

are

held

at

fair

value

disaggregated

by

valuation

technique

(fair

value

hierarchy)
and

balance

sheet

classification:
Assets

and

liabilities

held

at

fair

value
2020 2019
Valuation

technique

using
Valuation

technique

using
Level

1
Level

2
Level

3
Total
Level

1
Level

2
Level

3
Total
As

at

31

December
£m £m £m £m
£m £m £m £m
Trading

portfolio

assets
60,671 65,416 1,863 127,950 60,352 51,579 2,264 114,195
Financial

assets

at

fair

value

through

the
income

statement
4,503 162,142 8,506 175,151 10,445 114,141 8,500 133,086
Derivative

financial

assets
9,155 288,822 4,469 302,446 5,439 220,642 3,155 229,236
Financial

assets

at

fair

value

through
other

comprehensive

income
19,792 58,743 153 78,688 18,755 46,566 429 65,750
Investment

property
- - 10 10 - - 13 13
Total

assets
94,121 575,123 15,001 684,245
94,991 432,928 14,361 542,280
Trading

portfolio

liabilities
(24,391) (22,986) (28) (47,405) (20,977) (15,939) - (36,916)
Financial

liabilities

designated

at

fair
value (159) (249,251) (355) (249,765) (82) (203,882) (362) (204,326)
Derivative

financial

liabilities
(8,762) (285,774) (6,239) (300,775) (5,305) (219,910) (3,989) (229,204)
Total

liabilities
(33,312) (558,011) (6,622) (597,945)
(26,364) (439,731) (4,351) (470,446)
The

following

table

shows

the

Group’s

Level

3

assets

and

liabilities

that

are

held

at

fair

value

disaggregated

by

product

type:
Level

3

assets

and

liabilities

held

at

fair

value

by

product

type
2020 2019
Assets Liabilities Assets Liabilities
£m £m £m £m
Interest

rate

derivatives

1,613 (1,615) 605 (812)
Foreign

exchange

derivatives

144 (143) 291 (298)
Credit

derivatives
196 (351) 539 (342)
Equity

derivatives

2,498 (4,112) 1,711 (2,528)
Commodity

derivatives

18 (18) 9 (9)
Corporate

debt

698 (3) 521 -
Reverse

repurchase

and

repurchase

agreements

- (174) - (167)
Non-asset

backed

loans

6,394 - 6,811 -
Asset

backed

securities

767 (24) 756 -
Equity

cash

products

542 - 1,228 -
Private

equity

investments
873 (14) 899 (19)
Other a 1,258 (168) 991 (176)
Total 15,001 (6,622)
14,361 (4,351)

Note
a

Other

includes

commercial

real

estate

loans,

asset

backed

loans,

funds

and

fund

-

linked

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
251

Barclays

PLC

2020

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

total

return

swaps

(TRS).
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

Notes

to

the

financial

statements

Assets

and

liabilities

held

at

fair

value
252

Barclays

PLC

2020

Annual

Report

on

Form

20-F
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
Description
:

Includes

investments

in

equity

holdings

in

operating

companies

not

quoted

on

a

public

exchange.

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

(2019:

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
253

Barclays

PLC

2020

Annual

Report

on

Form

20-F
Analysis

of

movements

in

Level

3

assets

and

liabilities
As

at

1
January
2020
Total

gains

and
losses

in

the

period
recognised

in

the
income

statement
Total

gains
or

losses
recognised
in

OCI
Transfers

As

at

31
December
2020
Purchase
s Sales Issues Settlements
Trading
income
Other
income In Out
£m £m £m £m £m £m £m £m £m £m £m
Corporate

debt
120

77

(6)

-

-

(35)

-

-

12

(17)
151

Non-asset

backed

loans
974

1,955

(2,182)

-

(12) (10)

-

-

39

(55)
709

Asset

backed

securities
656

458

(428)

-

(40) (25)

-

-

90

(25)
686

Equity

cash

products
392

5

(149)

-

-

(41)

-

-

11

(4)
214

Other
122

-

-

-

-

(21)

-

-

2

-

103

Trading

portfolio

assets
2,264

2,495

(2,765)

-

(52) (132)

-

-

154

(101)
1,863

Non-asset

backed

loans
5,494

1,102

(283)

-

(706)
426

-

-

-

(453)
5,580

Equity

cash

products
835

15

(404)

-

-

(93) (36)

-

9

-

326

Private

equity

investments
900

84

(54)

-

(3)

-

(56)

-

15

(12)
874

Other
1,271

3,718

(3,606)

-

(32)
32

(43)

-

386

-

1,726

Financial

assets

at

fair
value

through

the

income
statement
8,500

4,919

(4,347)

-

(741)
365

(135)

-

410

(465)
8,506

Non-asset

backed

loans
343

-

-

-

(237)

-

-

-

-

-

106

Asset

backed

securities
86

-

(35)

-

-

-

-

(4)

-

-

47

Financial

assets

at

fair
value

through

other
comprehensive

income
429

-

(35)

-

(237)

-

-

(4)

-

-

153

Investment

property
13

-

(2)

-

-

-

(1)

-

-

-

10

Trading

portfolio

liabilities

-

(27)

-

-

-

(1)

-

-

-

-

(28)
Financial

liabilities
designated

at

fair

value
(362)

-

3

(21)
1

20

4

-

(38)
38

(355)
Interest

rate

derivatives
(206)
17

(12)

-

85

109

-

-

(18)
23

(2)
Foreign

exchange
derivatives
(7)

-

-

-

21

(16)

-

-

(19)
22

1

Credit

derivatives
198

(125)
24

-

(371)
24

-

-

(21)
116

(155)
Equity

derivatives
(819) (699) (43)

-

105

(101)

-

-

(13) (44) (1,614)
Net

derivative

financial
instruments
a
(834) (807) (31)

-

(160)
16

-

-

(71)
117

(1,770)
Total
10,010

6,580

(7,177) (21) (1,189)
268

(132) (4)
455

(411)
8,379

Note
a

The

derivative

financial

instruments

are

represented

on

a

net

basis.

On

a

gross

basis,

derivative

financial

assets

are

£4,469

m

(2019:

£3,155m)
and

derivative

financial
liabilities

are

£6,239m

(2019:

£3,989m)

.

Notes

to

the

financial

statements

Assets

and

liabilities

held

at

fair

value
254

Barclays

PLC

2020

Annual

Report

on

Form

20-F
Analysis

of

movements

in

Level

3

assets

and

liabilities
As

at

1
January
2019 Purchases Sales Issues
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

-

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
424

(834)
Total
13,548 8,160 (8,951) (42) (2,089) 41 245 59 337 (1,298) 10,010

Notes

to

the

financial

statements

Assets

and

liabilities

held

at

fair

value
255

Barclays

PLC

2020

Annual

Report

on

Form

20-F
Unrealised

gains

and

losses

on

Level

3

financial

assets

and

liabilities
The

following

table

discloses

the

unrealised

gains

and

losses

recognised

in

the

year

arising

on

Level

3

financial

assets

and

liabilities

held

at
year

end.
Unrealised

gains

and

losses

recognised

during

the

period

on

Level

3

assets

and

liabilities

held

at

year

end
2020 2019
Income

statement
Other
compre-
hensive
income
Income

statement
Other

compre-
hensive
income
Trading
income
Other
income Total
Trading
income
Other

income
Total
As

at

31

December
£m £m £m £m
£m £m £m £m
Trading

portfolio

assets
(114) - - (114) (57) - - (57)
Financial

assets

at

fair

value

through

the

income
statement 399 (89) - 310 346 246 - 592
Fair

value

through

other

comprehensive

income
- - (1) (1) - - 60 60
Investment

property
- (1) - (1) - (1) - (1)
Trading

portfolio

liabilities
- - - - - - - -
Financial

liabilities

designated

at

fair

value
20 (1) - 19 64 - - 64
Net

derivative

financial

instruments

(91) - - (91) (459) - - (459)
Total 214 (91) (1) 122 (106) 245 60 199
Significant

unobservable

inputs
The

following

table

discloses

the

valuation

techniques

and

significant

unobservable

inputs

for

assets

and

liabilities

recognised

at

fair

value

and
classified

as

Level

3

along

with

the

range

of

values

used

for

those

significant

unobservable

inputs:
Valuation

technique(s)
c
Significant

unobservable
inputs
2020
Range
2019
Range
Min Max Min Max Units
a
Derivative

financial
instruments
b
Interest

rate

derivatives
Discounted

cash

flows
Inflation

forwards
1 3 1 3%
Credit

spread
17 1,831 41 1,620 bps
Comparable

pricing
Price - 84 - 37 points
Option

model
Inflation

volatility
31 227 47 190
bps

vol
Interest

rate

volatility
6 489 8 431
bps

vol
FX

-

IR

correlation
(30) 78 (30) 78%
IR

-

IR

correlation
(20) 99 (30) 100%
Credit

derivatives
Discounted

cash

flows
Credit

spread
5 480
72 200 bps
Comparable

pricing
Price
- 100
- 155 points
Equity

derivatives
Option

model
Equity

volatility
1 110 1 200%
Equity

-

equity
correlation (45) 100 (20) 100%
Discounted

cash

flow
Discounted

margin
(225) 3,000 (500) 1,100 bps
Non-derivative

financial
instruments
Non-asset

backed

loans
Discounted

cash

flows
Loan

spread
31 1,518
31 1,884 bps
Credit

spread
200 300
180 1,223 bps
Price

133 points
Yield 5 8 6 12%
Comparable

pricing
Price

123 points
Asset

backed

securities
Comparable

pricing
Price - 112 - 99 points
Private

equity

investments
EBITDA

multiple
EBITDA

multiple
14 16 5 16 Multiple
Earnings

multiple
Earnings

multiple
3 28 - 27 Multiple
Discounted

cash

flow
Discount

margin
1 10 8 10%
Corporate

debt
Comparable

pricing
Price
- 127
- 100 points
Other d
Discounted

cash

flows
Credit

spread
146 483 126 649 bps
Notes
a

The

units

used

to

disclose

ranges

for

significant

unobservable

inputs

are

percentages,

points

and

basis

points.

Points

are

a

percentage

of

par;

for

example,

100

points

equals
100%

of

par.

A

basis

point

equals

1/100th

of

1%;

for

example,

150

basis

points

equals

1.5%.
b

Certain

derivative

instruments

are

classified

as

Level

3

due

to

a

significant

unobservable

credit

spread

input

into

the

calculation

of

the

Credit

Valuation

Adjustment

for

the

instruments.

The

range

of

significant

unobs

ervable

credit

spreads

is

between

17-

1831bps

(2019:

41-

1,620bps).
c

A

range

has

not

been

provided

for

Net

Asset

Value

as

there

would

be

a

wide

range

reflecting

the

diverse

nature

of

the

positions.
d

Other

includes

commercial

real

estate

loans.

Notes

to

the

financial

statements

Assets

and

liabilities

held

at

fair

value
256

Barclays

PLC

2020

Annual

Report

on

Form

20-F
The

following

section

describes

the

significant

unobservable

inputs

identified

in

the

table

above,

and

the

sensitivity

of

fair

value

measurement

of
the

instruments

categorised

as

Level

3

assets

or

liabilities

to

increases

in

significant

unobservable

inputs.

Wh

ere

sensitivities

are

described,

the
inverse

relationship

will

also

generally

apply.
Where

reliable

interrelationships

can

be

identified

between

significant

unobservable

inputs

used

in

fair

value

measurement,

a

description

of
those

interrelationships

is

included

below.
Forwards
A

price

or

rate

that

is

applicable

to

a

financial

transaction

that

will

take

place

in

the

future.
In

general,

a

significant

increase

in

a

forward

in

isolation

will

result

in

a

fair

value

increase

for

the

contracted

receiver

of

the

underlying
(currency,

bond,

commodity,

etc.),

but

the

sensitivity

is

dependent

on

the

specific

terms

of

the

instrument.
Credit

spread
Credit

spreads

typically

represent

the

difference

in

yield

between

an

instrument

and

a

benchmark

security

or

reference

rate.

Credit

spreads
reflect

the

additional

yield

that

a

market

participant

demands

for

taking

on

exposure

to

the

credit

risk

of

an

instrument

and

form

part

of

the

yield
used

in

a

discounted

cash

flow

calculation.
In

general,

a

significant

increase

in

credit

spread

in

isolation

will

result

in

a

movement

in

a

fair

value

decrease

for

a

cash

asset.
For

a

derivative

instrument,

a

significant

increase

in

credit

spread

in

isolation

can

result

in

a

fair

value

increase

or

decrease

depending

on

the
specific

terms

of

the

instrument.
Volatility
Volatility

is

a

measure

of

the

variability

or

uncertainty

in

return

for

a

given

derivative

underlying.

It

is

an

estimate

of

how

much

a

particular
underlying

instrument

input

or

index

will

change

in

value

over

time.

In

general,

volatilities

are

implied

from

observed

option

prices.

For
unobservable

options

the

implied

volatility

may

reflect

additional

assumptions

about

the

nature

of

the

underlying

risk,

and

the

strike/maturity
profile

of

a

specific

contract.
In

general

a

significant

increase

in

volatility

in

isolation

will

result

in

a

fair

value

increase

for

the

holder

of

a

simple

option,

but

the

sensitivity

is
dependent

on

the

specific

terms

of

the

instrument.

There

may

be

interrelationships

between

unobservable

volatilities

and

other

unobservable

inputs

(e.g.

when

equity

prices

fall,

implied

equity
volatilities

generally

rise)

but

these

are

generally

specific

to

individual

markets

and

may

vary

over

time.
Correlation
Correlation

is

a

measure

of

the

relationship

between

the

movements

of

two

variables.

Correlation

can

be

a

significant

input

into

valuation

of
derivative

contracts

with

more

than

one

underlying

instrument.

Credit

correlation

generally

refers

to

the

correlation

between

default

processes
for

the

separate

names

that

make

up

the

reference

pool

of

a

CDO

structure.
A

significant

increase

in

correlation

in

isolation

can

result

in

a

fair

value

increase

or

decrease

depending

on

the

specific

terms

of

the

instrument.
Comparable

price
Comparable

instrument

prices

are

used

in

valuation

by

calculating

an

implied

yield

(or

spread

over

a

liquid

benchmark)

from

the

price

of

a
comparable

observable

instrument,

then

adjusting

that

yield

(or

spread)

to

account

for

relevant

differences

such

as

maturity

or

credit

quality.
Alternatively,

a

price-to-price

basis

can

be

assumed

between

the

comparable

and

unobservable

instruments

in

order

to

establish

a

value.
In

general,

a

significant

increase

in

comparable

price

in

isolation

will

result

in

an

increase

in

the

price

of

the

unobservable

instrument.

For
derivatives,

a

change

in

the

comparable

price

in

isolation

can

result

in

a

fair

value

increase

or

decrease

depending

on

the

specific

terms

of

the
instrument.
Loan

spread
Loan

spreads

typically

represent

the

difference

in

yield

between

an

instrument

and

a

benchmark

security

or

reference

rate.

Loan

spreads
typically

reflect

credit

quality,

the

level

of

comparable

assets

such

as

gilts

and

other

factors,

and

form

part

of

the

yield

used

in

a

discounted

cash
flow

calculation.

The

ESHLA

portfolio

primarily

consists

of

long-dated

fixed

rate

loans

extended

to

counterparties

in

the

UK

Education,

Social

Housing

and

Local
Authority

sectors.

The

loans

are

categorised

as

Level

3

in

the

fair

value

hierarchy

due

to

their

illiquid

nature

and

the

significance

of
unobservable

loan

spreads

to

the

valuation.

Valuation

uncertainty

arises

from

the

long-dated

nature

of

the

portfolio,

the

lack

of

secondary
market

in

the

loans

and

the

lack

of

observable

loan

spreads.

The

majority

of

ESHLA

loans

are

to

borrowers

in

heavily

regulated

sectors

that

are
considered

extremely

low

credit

risk,

and

have

a

history

of

near

zero

defaults

since

inception
.
While

the

overall

loan

spread

range

is

from

31bps
to

1,518bps

(2019:

31bps

to

1,884bps),

the

vast

majority

of

spreads

are

concentrated

towards

the

bottom

end

of

this

range,

with

97%

of

the
loan

notional

being

valued

with

spreads

less

than

200bps

consistently

for

both

years.
In

general,

a

significant

increase

in

loan

spreads

in

isolation

will

result

in

a

fair

value

decrease

for

a

loan.
EBITDA

multiple
EBITDA

multiple

is

the

ratio

of

the

valuation

of

the

investment

to

the

earnings

before

interest,

taxes,

depreciation

and

amortisation.

In

general,

a

significant

increase

in

the

multiple

will

result

in

a

fair

value

increase

for

an

investment.

Notes

to

the

financial

statements

Assets

and

liabilities

held

at

fair

value
257

Barclays

PLC

2020

Annual

Report

on

Form

20-F
Sensitivity

analysis

of

valuations

using

unobservable

inputs
2020 2019
Favourable

changes
Unfavourable

changes
Favourable

changes
Unfavourable

changes
Income
statement Equity
Income
statement Equity
Income
statement Equity
Income
statement Equity
£m £m £m £m
£m £m £m £m
Interest

rate

derivatives
82 - (123) - 44 - (127) -
Foreign

exchange

derivatives
6 - (11) - 5 - (7) -
Credit

derivatives
55 - (44) - 73 - (47) -
Equity

derivatives
174 - (179) - 114 - (119) -
Commodity

derivatives
2 - (2) - - - - -
Corporate

debt
16 - (14) - 11 - (16) -
Non-asset

backed

loans
190 3 (409) (3) 214 8 (492) (8)
Equity

cash

products
158 - (141) - 123 - (175) -
Private

equity

investments
199 - (227) - 205 - (235) -
Other a 21 - (21) - 1 - (1) -
Total 903 3 (1,171) (3)
790 8 (1,219) (8)

Note
a

Other

include

s

commercial

real

estate

loans

and

asset

backed

loans

.
The

effect

of

stressing

unobservable

inputs

to

a

range

of

reasonably

possible

alternatives,

alongside

considering

the

impact

of

using

alternative
models,

would

be

to

increase

fair

values

by

up

to

£906m

(2019:

£798m)

or

to

decrease

fair

values

by

up

to

£1,174m

(2019:

£1,227m)

with
substantially

all

the

potential

effect

impacting

profit

and

loss

rather

than

reserves.

Fair

value

adjustments
Key

balance

sheet

valuation

adjustments

are

quantified

below:
2020 2019
£m £m
Exit

price

adjustments

derived

from

market

bid-offer

spreads
(493)
(429)
Uncollateralised

derivative

funding
(115)
(57)
Derivative

credit

valuation

adjustments
(268)
(135)
Derivative

debit

valuation

adjustments
113
155
Exit

price

adjustments

derived

from

market

bid-offer

spreads
The

Group

uses

mid-market

pricing

where

it

is

a

market

maker

and

has

the

ability

to

transact

at,

or

better

than,

mid

price

(which

is

the

case
for

certain

equity,

bond

and

vanilla

derivative

markets).

For

other

financial

assets

and

liabilities,

bid-offer

adjustments

are

recorded

to

reflect
the

exit

level

for

the

expected

close

out

strategy.

The

methodology

for

determining

the

bid-offer

adjustment

for

a

derivative

portfolio

involves
calculating

the

net

risk

exposure

by

offsetting

long

and

short

positions

by

strike

and

term

in

accordance

with

the

risk

management

and
hedging

strategy.
Bid-offer

levels

are

generally

derived

from

market

quotes

such

as

broker

data.

Less

liquid

instruments

may

not

have

a

directly

observable

bid-
offer

level.

In

such

instances,

an

exit

price

adjustment

may

be

derived

from

an

observable

bid-offer

level

for

a

comparable

liquid

instrument,

or
determined

by

calibrating

to

derivative

prices,

or

by

scenario

or

historical

analysis.
Exit

price

adjustments

derived

from

market

bid-offer

spreads

have

increased

by

£64m
to

£493m

as

a

result

of

movements

in

market

bid

offer
spreads.
Discounting

approaches

for

derivative

instruments

Collateralised
In

line

with

market

practice,

the

methodology

for

discounting

collateralised

derivatives

takes

into

account

the

nature

and

currency

of

the
collateral

that

can

be

posted

within

the

relevant

credit

support

annex

(CSA).

The

CSA

aware

discounting

approach

recognises

the

‘cheapest

to
deliver’

option

that

reflects

the

ability

of

the

party

posting

collateral

to

change

the

currency

of

the

collateral.
Uncollateralised
A

fair

value

adjustment

of

£115m
is

applied

to

account

for

the

impact

of

incorporating

the

cost

of

funding

into

the

valuation

of

uncollateralised
and

partially

collateralised

derivative

portfolios

and

collateralised

derivatives

where

the

terms

of

the

agreement

do

not

allow

the

rehypothecation
of

collateral

received.

This

adjustment

is

referred

to

as

the

Funding

Fair

Valu

e

Adjustment

(FFVA).

FFVA

has

increased

by

£58m

to

£115

m

as

a
result

of

moves

in

input

funding

spreads

and

an

update

to

methodology.
FFVA

incorporates

a

scaling

factor

which

is

an

estimate

of

the

extent

to

which

the

cost

of

funding

is

incorporated

into

observed

traded

levels.
On

calibrating

the

scaling

factor,

it

is

with

the

assumption

that

Credit

Valuation

Adjustments

(CVA)

and

Debit

Valuation

Adjustments

(DVA)

are
retained

as

valuation

components

incorporated

into

such

levels.
The

effect

of

incorporating

this

scaling

factor

at

31

December

2020

was

to
reduce

FFVA

by

£115

m

(2019:

£170m).
Derivative

credit

and

debit

valuation

adjustments
CVA

and

DVA

are

incorporated

into

derivative

valuations

to

reflect

the

impact

on

fair

value

of

counterparty

credit

risk

and

Barclays’

own

credit
quality

respectively.

These

adjustments

are

calculated

for

uncollateralised

and

partially

collateralised

derivatives

across

all

asset

classes.

CVA
and

DVA

are

calculated

using

estimates

of

exposure

at

default,

probability

of

default

and

recovery

rates,

at

a

counterparty

level.

Counterparties

Notes

to

the

financial

statements

Assets

and

liabilities

held

at

fair

value
258

Barclays

PLC

2020

Annual

Report

on

Form

20-F
include

(but

are

not

limited

to)

corporates,

sovereigns

and

sovereign

agencies

and

supranationals.
Exposure

at

default

is

generally

estimated

through

the

simulation

of

underlying

risk

factors

through

approximating

with

a

more

vanilla

structure,
or

by

using

current

or

scenario-based

mark

to

market

as

an

estimate

of

future

exposure.

Probability

of

default

and

recovery

rate

information

is

generally

sourced

from

the

CDS

markets.

Where

this

information

is

not

available,

or
considered

unreliable,

alternative

approaches

are

taken

based

on

mapping

internal

counterparty

ratings

onto

historical

or

market-based

default
and

recovery

information.

In

particular,

this

applies

to

sovereign

related

names

where

the

effect

of

using

the

recovery

assumptions

implied

in
CDS

levels

would

imply

a

£32m

(2019:

£36m)

increase

in

CVA.
CVA

increased

by

£133m

to

£268m

as

a

result

of

an

increased

uncollateralised

and

partially

collateralised

derivative

asset

and

widening

input
counterparty

credit

spreads.

DVA

decreased

by

£42m

to

£113m

as

a

result

of

an

update

to

methodology

partially

offset

by

widening

input

own
credit

spreads.
Correlation

between

counterparty

credit

and

underlying

derivative

risk

factors,

termed

‘wrong-way,’

or

‘right-way’

risk,

is

not

systematically
incorporated

into

the

CVA

calculation

but

is

adjusted

where

the

underlying

exposure

is

directly

related

to

the

counterparty.

Barclays

continues

to

monitor

market

practices

and

activity

to

ensure

the

approach

to

uncollateralised

derivative

valuation

remains

appropriate.
Portfolio

exemptions
The

Group

uses

the

portfolio

exemption

in

IFRS

13
Fair

Value

Measurement

to

measure

the

fair

value

of

groups

of

financial

assets

and
liabilities.

Instruments

are

measured

using

the

price

that

would

be

received

to

sell

a

net

long

position

(i.e.

an

asset)

for

a

particular

risk

exposure
or

to

transfer

a

net

short

position

(i.e.

a

liability)

for

a

particular

risk

exposure

in

an

orderly

transaction

between

market

participants

at

the
balance

sheet

date

under

current

market

conditions.

Accordingly,

the

Group

measures

the

fair

value

of

the

group

of

financial

assets

and
liabilities

consistently

with

how

market

participants

would

price

the

net

risk

exposure

at

the

measurement

date.
Unrecognised

gains

as

a

result

of

the

use

of

valuation

models

using

unobservable

inputs
The

amount

that

has

yet

to

be

recognised

in

income

that

relates

to

the

difference

between

the

transaction

price

(the

fair

value

at

initial
recognition)

and

the

amount

that

would

have

arisen

had

valuation

models

using

unobservable

inputs

been

used

on

initial

recognition,

less
amounts

subsequently

recognised,

is

£116

m

(2019:

£113

m)

for

financial

instruments

measured

at

fair

value

and

£247m

(2019:

£255m)

for
financial

instruments

carried

at

amortised

cost.

There

are

additions

of

£27m

(2019:

£41m),

and

amortisation

and

releases

of

£24m

(2019:

£69m)
for

financial

instruments

measured

at

fair

value

and

additions

of

£6m

(2019:

£7m)

and

amortisation

and

releases

of

£14m

(2019:

£14m)

for
financial

instruments

measured

at

amortised

cost.

Third

party

credit

enhancements
Structured

and

brokered

certificates

of

deposit

issued

by

Barclays

are

insured

up

to

$250,000

per

depositor

by

the

Federal

Deposit

Insurance
Corporation

(FDIC)

in

the

US.

The

FDIC

is

funded

by

premiums

that

Barclays

and

other

banks

pay

for

deposit

insurance

coverage.

The

carrying
value

of

these

issued

certificates

of

deposit

that

are

designated

under

the

IFRS

9

fair

value

option

includes

this

third

party

credit

enhancement.
The

on-balance

sheet

value

of

these

brokered

certificates

of

deposit

amounted

to

£1,494m

(2019:

£3,218m).

Notes

to

the

financial

statements

Assets

and

liabilities

held

at

fair

value
259

Barclays

PLC

2020

Annual

Report

on

Form

20-F
Comparison

of

carrying

amounts

and

fair

values

for

assets

and

liabilities

not

held

at

fair

value
The

following

table

summarises

the

fair

value

of

financial

assets

and

liabilities

measured

at

amortised

cost

on

the

Group’s

balance

sheet:
2020
2019

Carrying
amount
Fair

value
Level

1
Level

2
Level

3
Carrying
amount
Fair

value
Level

1
Level

2
Level

3
As

at

31

December
£m £m £m £m £m £m £m £m £m £m
Financial

assets
Loans

and

advances

at
amortised

cost
342,632 340,516 8,824 81,322 250,370 339,115 337,510 11,145 73,378 250,985
Reverse

repurchase
agreements

and

other

similar
secured

lending

9,031 9,031 - 9,031 - 3,379 3,379 - 3,379 -

Financial

liabilities
Deposits

at

amortised

cost
(481,036) (481,106) (396,124) (82,874) (2,108) (415,787) (415,807) (327,329) (78,659) (9,819)
Repurchase

agreements

and
other

similar

secured

borrowing

(14,174) (14,174) - (14,174) - (14,517) (14,517) - (14,517) -
Debt

securities

in

issue

(75,796) (77,813) - (75,957) (1,856) (76,369) (78,512) - (76,142) (2,370)
Subordinated

liabilities

(16,341) (16,918) - (16,918) - (18,156) (18,863) - (18,863) -
The

fair

value

is

an

estimate

of

the

price

that

would

be

received

to

sell

an

asset

or

paid

to

transfer

a

liability

in

an

orderly

transaction

between
market

participants

at

the

measurement

date.

As

a

wide

range

of

valuation

techniques

are

available,

it

may

not

be

appropriate

to

directly
compare

this

fair

value

information

to

independent

market

sources

or

other

financial

institutions.

Different

valuation

methodologies

and
assumptions

can

have

a

significant

impact

on

fair

values

which

are

based

on

unobservable

inputs.
Financial

assets
The

carrying

value

of

financial

assets

held

at

amortised

cost

is

determined

in

accordance

with

the

relevant

accounting

policy

in

Note

19.
Loans

and

advances

at

amortised

cost
The

fair

value

of

loans

and

advances,

for

the

purpose

of

this

disclosure,

is

derived

from

discounting

expected

cash

flows

in

a

way

that

reflects
the

current

market

price

for

lending

to

issuers

of

similar

credit

quality.

Where

market

data

or

credit

information

on

the

underlying

borrowers

is
unavailable,

a

number

of

proxy/extrapolation

techniques

are

employed

to

determine

the

appropriate

discount

rates.
Reverse

repurchase

agreements

and

other

similar

secured

borrowing
The

fair

value

of

reverse

repurchase

agreements

approximates

carrying

amount

as

these

balances

are

generally

short

dated

and

fully
collateralised.
Financial

liabilities
The

carrying

value

of

financial

liabilities

held

at

amortised

cost

is

determined

in

accordance

with

the

accounting

policy

in

Note

1.
Deposits

at

amortised

cost
In

many

cases,

the

fair

value

disclosed

approximates

carrying

value

because

the

instruments

are

short

term

in

nature

or

have

interest

rates

that
reprice

frequently,

such

as

customer

accounts

and

other

deposits

and

short-term

debt

securities.
The

fair

value

for

deposits

with

longer-term

maturities,

mainly

time

deposits,

are

estimated

using

discounted

cash

flows

applying

either

market
rates

or

current

rates

for

deposits

of

similar

remaining

maturities.

Consequently,

the

fair

value

discount

is

minimal.

Repurchase

agreements

and

other

similar

secured

borrowing
The

fair

value

of

repurchase

agreements

approximates

carrying

amounts

as

these

balances

are

generally

short

dated.
Debt

securities

in

issue
Fair

values

of

other

debt

securities

in

issue

are

based

on

quoted

prices

where

available,

or

where

the

instruments

are

short

dated,

carrying
amount

approximates

fair

value.

Subordinated

liabilities
Fair

values

for

dated

and

undated

convertible

and

non-convertible

loan

capital

are

based

on

quoted

market

rates

for

the

issuer

concerned

or
issuers

with

similar

terms

and

conditions.
18

Offsetting

financial

assets

and

financial

liabilities
In

accordance

with

IAS

32
Financial

Instruments:

Presentation
,

the

Group

reports

financial

assets

and

financial

liabilities

on

a

net

basis

on

the
balance

sheet

only

if

there

is

a

legally

enforceable

right

to

set-off

the

recognised

amounts

and

there

is

intention

to

settle

on

a

net

basis,

or

to
realise

the

asset

and

settle

the

liability

simultaneously.

The

following

table

shows

the

impact

of

netting

arrangements

on:
◾

all

financial

assets

and

liabilities

that

are

reported

net

on

the

balance

sheet
◾

all

derivative

financial

instruments

and

reverse

repurchase

and

repurchase

agreements

and

other

similar

secured

lending

and

borrowing
agreements

that

are

subject

to

enforceable

master

netting

arrangements

or

similar

agreements,

but

do

not

qualify

for

balance

sheet

netting.
The

‘Net

amounts’

presented

are

not

intended

to

represent

the

Group’s

actual

exposure

to

credit

risk,

as

a

variety

of

credit

mitigation

strategies
are

employed

in

addition

to

netting

and

collateral

arrangements.

Notes

to

the

financial

statements

Assets

and

liabilities

held

at

fair

value
260

Barclays

PLC

2020

Annual

Report

on

Form

20-F
Amounts

subject

to

enforceable

netting

arrangements
Amounts

not
subject

to
enforceable
netting
arrangements
c
Balance
sheet

total
d
Effects

of

offsetting

on-balance

sheet
Related

amounts

not

offset
Gross
amounts
Amounts
offset
a
Net

amounts
reported

on
the

balance
sheet
Financial
instruments
Financial
collateral
b
Net

amount
£m £m £m £m £m £m £m £m
As

at

31

December

2020
Derivative

financial

assets
342,649 (44,305) 298,344 (233,080) (48,064) 17,200 4,102 302,446
Reverse

repurchase

agreements
and

other

similar

secured

lending
e 448,134 (306,398) 141,736 - (141,352) 384 4,911 146,647
Total

assets
790,783 (350,703) 440,080 (233,080) (189,416) 17,584 9,013 449,093
Derivative

financial

liabilities
(333,943) 41,982 (291,961) 233,080 46,804 (12,077) (8,814) (300,775)
Repurchase

agreements

and
other

similar

secured

borrowing
e (476,912) 306,398 (170,514) - 170,514 - (21,031) (191,545)
Total

liabilities
(810,855) 348,380 (462,475) 233,080 217,318 (12,077) (29,845) (492,320)
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
(661,350) 307,201 (354,149) 175,998 168,690 (9,461) (18,119) (372,268)

Notes
a

Amounts

offset

for

derivative

financial

assets

additionally

includes

cash

collateral

netted

of

£4,990m

(2019:

£4,099m).

Amounts

offset

for

derivative

financial

liabilities
additionally

includes

cash

collateral

netted

of

£7,313m

(2019:

£5,465m).

Settlements

assets

and

liabilities

have

been

offset

amounting

to

£18,143

m

(2019:

£14,079m).

b

Financial

collateral

of

£48,064m

(2019:

£38,922m)

was

received

in

respect

of

derivative

assets,

including

£43,291

m

(2019:

£33,411m)

of

cash

collateral

and

£4,773m

(2019:
£5,511m)

of

non-cash

collateral.

Financial

collateral

of

£46,804m

(2019:

£38,632m)

was

placed

in

respect

of

derivative

liabilities,

including

£42,730

m

(2019:

£35,712m)

of

cash
collateral

and

£4,074m

(2019:

£2,920m)

of

non-cash

collateral.

The

collateral

amounts

are

limited

to

net

balance

sheet

exposure

so

as

to

not

include

overcollateralisation.
c

This

column

includes

contractual

rights

of

set-off

that

are

subject

to

uncertainty

under

the

laws

of

the

relevant

jurisdiction.
d

The

balance

sheet

total

is

the

sum

of

‘Net

amounts

reported

on

the

balance

sheet’

that

are

subject

to

enforceable

netting

arrangements

and

‘Amounts

not

subject

to
enforceable

netting

arrangements’.
e

Reverse

repurchase

agreements

and

other

similar

secured

lending

of

£146,647m

(2019:

£100,266m)

is

split

by

fair

value

£137,616m

(2019:

£96,887m)

and

amortised

cost
£9,031m

(2019:

£3,379m).

Repurchase

agreements

and

other

similar

secured

borrowing

of

£191,545m

(2019:

£143,064m)

is

split

by

fair

value

£177,371m

(2019:

£128,547m)
and

amortised

cost

£14,174m

(2019:

£14,517m).
Derivative

assets

and

liabilities
The

‘Financial

instruments’

column

identifies

financial

assets

and

liabilities

that

are

subject

to

set-off

under

netting

agreements,

such

as

the
ISDA

Master

Agreement

or

derivative

exchange

or

clearing

counterparty

agreements,

whereby

all

outstanding

transactions

with

the

same
counterparty

can

be

offset

and

close-out

netting

applied

across

all

outstanding

transactions

covered

by

the

agreements

if

an

event

of

default

or
other

predetermined

events

occur.
Financial

collateral

refers

to

cash

and

non-cash

collateral

obtained,

typically

daily

or

weekly,

to

cover

the

net

exposure

between

counterparties
by

enabling

the

collateral

to

be

realised

in

an

event

of

default

or

if

other

predetermined

events

occur.
Repurchase

and

reverse

repurchase

agreements

and

other

similar

secured

lending

and

borrowing
The

‘Amounts

offset’

column

identifies

financial

assets

and

liabilities

that

are

subject

to

set-off

under

netting

agreements,

such

as

Global

Master
Repurchase

Agreements

and

Global

Master

Securities

Lending

Agreements,

whereby

all

outstanding

transactions

with

the

same

counterparty
can

be

offset

and

close-out

netting

applied

across

all

outstanding

transactions

covered

by

the

agreements

if

an

event

of

default

or

other
predetermined

events

occur.
Financial

collateral

typically

comprises

highly

liquid

securities

which

are

legally

transferred

and

can

be

liquidated

in

the

event

of

counterparty
default.
These

offsetting

and

collateral

arrangements

and

other

credit

risk

mitigation

strategies

used

by

the

Group

are

further

explained

in

the

Credit

risk
management

section.

Notes

to

the

financial

statements
Assets

at

amortised

cost

and

other

investments
261

Barclays

PLC

2020

Annual

Report

on

Form

20-F
The

notes

included

in

this

section

focus

on

the

Group’s

loans

and

advances

and

deposits

at

amortised

cost,

leases,

property,

plant

and
equipment

and

goodwill

and

intangible

assets.

Details

regarding

the

Group’s

liquidity

and

capital

position

can

be

found

in

the

Treasury

and
capital

risk

section.
19

Loans

and

advances

and

deposits

at

amortised

cost
Accounting

for

loans

and

advances

and

deposits

held

at

amortised

cost
Loans

and

advances

to

customers

and

banks,

customer

accounts,

debt

securities

and

most

financial

liabilities,

are

held

at

amortised

cost.

That
is,

the

initial

fair

value

(which

is

normally

the

amount

advanced

or

borrowed)

is

adjusted

for

repayments

and

the

amortisation

of

coupon,

fees
and

expenses

to

represent

the

effective

interest

rate

of

the

asset

or

liability.

Balances

deferred

on-balance

sheet

as

effective

interest

rate
adjustments

are

amortised

to

interest

income

over

the

life

of

the

financial

instrument

to

which

they

relate.
Financial

assets

that

are

held

in

a

business

model

to

collect

the

contractual

cash

flows

and

that

contain

contractual

terms

that

give

rise

on
specified

dates

to

cash

flows

that

are

SPPI,

are

measured

at

amortised

cost.

The

carrying

value

of

these

financial

assets

at

initial

recognition
includes

any

directly

attributable

transaction

costs.

Refer

to

Note

1

for

details

on

‘solely

payments

of

principal

and

interest’.
In

determining

whether

the

business

model

is

a

‘hold

to

collect’

model,

the

objective

of

the

business

model

must

be

to

hold

the

financial

asset

to
collect

contractual

cash

flows

rather

than

holding

the

financial

asset

for

trading

or

short-term

profit

taking

purposes.

While

the

objective

of

the
business

model

must

be

to

hold

the

financial

asset

to

collect

contractual

cash

flows

this

does

not

mean

the

Group

is

required

to

hold

the
financial

assets

until

maturity.

When

determining

if

the

business

model

objective

is

to

collect

contractual

cash

flows

the

Group

will

consider

past
sales

and

expectations

about

future

sales.
Loans

and

advances

and

deposits

at

amortised

cost
2020 2019
As

at

31

December
£m £m
Loans

and

advances

at

amortised

cost

to

banks
8,900 9,624
Loans

and

advances

at

amortised

cost

to

customers
309,927 311,739
Debt

securities

at

amortised

cost
23,805 17,752
Total

loans

and

advances

at

amortised

cost
342,632 339,115
Deposits

at

amortised

cost

from

banks
17,343 15,402
Deposits

at

amortised

cost

from

customers
463,693 400,385
Total

deposits

at

amortised

cost
481,036 415,787
20

Property,

plant

and

equipment
Accounting

for

property,

plant

and

equipment
The

Group

applies

IAS

16
Property

Plant

and

Equipment

and

IAS

40
Investment

Properties
.
Property,

plant

and

equipment

is

stated

at

cost,

which

includes

direct

and

incremental

acquisition

costs

less

accumulated

depreciation

and
provisions

for

impairment,

if

required.

Subsequent

costs

are

capitalised

if

these

result

in

enhancement

of

the

asset.

Depreciation

is

provided

on

the

depreciable

amount

of

items

of

property,

plant

and

equipment

on

a

straight-line

basis

over

their

estimated

useful
economic

lives.

Depreciation

rates,

methods

and

the

residual

values

underlying

the

calculation

of

depreciation

of

items

of

property,

plant

and
equipment

are

kept

under

review

to

take

account

of

any

change

in

circumstances.

The

Group

uses

the

following

annual

rates

in

calculating
depreciation:
Annual

rates

in

calculating

depreciation
Depreciation

rate

Freehold

land

Freehold

buildings

and

long-leasehold

property

(more

than

50

years

to

run)

Leasehold

property

over

the

remaining

life

of

the

lease

(less

than

50

years

to

run)
Costs

of

adaptation

of

freehold

and

leasehold

property
Equipment

installed

in

freehold

and

leasehold

property
Computers

and

similar

equipment
Fixtures

and

fittings

and

other

equipment
Not

depreciated

2-3.3%
Over

the

remaining

life

of

the

lease

6-10%
6-10%
17-33%
9-20%
Costs

of

adaptation

and

installed

equipment

are

depreciated

over

the

shorter

of

the

life

of

the

lease

or

the

depreciation

rates

noted

in

the

table
above.

Investment

property
The

Group

initially

recognises

investment

property

at

cost,

and

subsequently

at

fair

value

at

each

balance

sheet

date,

reflecting

market
conditions

at

the

reporting

date.

Gains

and

losses

on

remeasurement

are

included

in

the

income

statement.

Notes

to

the

financial

statements
Assets

at

amortised

cost

and

other

investments
262

Barclays

PLC

2020

Annual

Report

on

Form

20-F
Investment
property Property Equipment
Leased

assets
Right

of

use
assets a Total
£m £m £m £m £m £m
Cost
As

at

1

January

2020
13 3,938 2,977 9 1,826 8,763
Additions - 193 246 - 85 524
Disposals (1) (96) (100) - (14) (211)
Exchange

and

other

movements
(2) (33) (41) - 37 (39)
As

at

31

December

2020
10 4,002 3,082 9 1,934 9,037
Accumulated

depreciation

and

impairment
As

at

1

January

2020
- (1,901) (2,306) (9) (332) (4,548)
Depreciation

charge
- (187) (223) - (231) (641)
Impairment - (25) (2) - (15) (42)
Disposals - 82 92 - 2 176
Exchange

and

other

movements
- 18 27 - 9 54
As

at

31

December

2020
- (2,013) (2,412) (9) (567) (5,001)
Net

book

value

10 1,989 670 - 1,367 4,036
Cost
As

at

1

January

2019
9 3,684 2,956 9 1,748 8,406
Additions 5 377 337 - 95 814
Disposals - (73) (251) - (10) (334)
Exchange

and

other

movements
(1) (50) (65) - (7) (123)
As

at

31

December

2019
13 3,938 2,977 9 1,826 8,763
Accumulated

depreciation

and

impairment
As

at

1

January

2019
- (1,792) (2,322) (9) (104) (4,227)
Depreciation

charge
- (178) (229) - (226) (633)
Impairment - (11) (1) - (2) (14)
Disposals - 56 205 - - 261
Exchange

and

other

movements
- 24 41 - - 65
As

at

31

December

2019
- (1,901) (2,306) (9) (332) (4,548)
Net

book

value

13 2,037 671 - 1,494 4,215

Note
a

Right

of

use

(ROU)

asset

balances

relate

to

property

leases

under

IFRS

16.

Refer

to

Note

21

for

further

details.
Property

rentals

of

£11m

(2019:

£22m)

have

been

included

in

other

income.
The

fair

value

of

investment

property

is

determined

by

reference

to

current

market

prices

for

similar

properties,

adjusted

as

necessary

for
condition

and

location,

or

by

reference

to

recent

transactions

updated

to

reflect

current

economic

conditions.

Discounted

cash

flow

techniques
may

be

employed

to

calculate

fair

value

where

there

have

been

no

recent

transactions,

using

current

external

market

inputs

such

as

market
rents

and

interest

rates.

Valuations

are

carried

out

by

management

with

the

support

of

appropriately

qualified

independent

valuers.

Refer

to
Note

17

for

further

details.

Notes

to

the

financial

statements
Assets

at

amortised

cost

and

other

investments
263

Barclays

PLC

2020

Annual

Report

on

Form

20-F
21

Leases
Accounting

for

leases

under

IFRS

16

effective

from

1

January

2019
IFRS

16

applies

to

all

leases

with

the

exception

of

licenses

of

intellectual

property,

rights

held

by

licensing

agreement

within

the

scope

of

IAS

38
Intangible

Assets,

service

concession

arrangements,

leases

of

biological

assets

within

the

scope

of

IAS

41
Agriculture

and

leases

of

minerals,
oil,

natural

gas

and

similar

non-regenerative

resources.

IFRS

16

includes

an

accounting

policy

choice

for

a

lessee

to

elect

not

to

apply

IFRS

16
to

remaining

assets

within

the

scope

of

IAS

38

Intangible

Assets

which

the

Group

has

decided

to

apply.

When

the

Group

is

the

lessee,

it

is

required

to

recognise

both:
◾

A

lease

liability,

measured

at

the

present

value

of

remaining

cash

flows

on

the

lease,

and

◾

A

right

of

use

(ROU)

asset,

measured

at

the

amount

of

the

initial

measurement

of

the

lease

liability,

plus

any

lease

payments

made

prior

to
commencement

date,

initial

direct

costs,

and

estimated

costs

of

restoring

the

underlying

asset

to

the

condition

required

by

the

lease,

less

any
lease

incentives

received.
Subsequently

the

lease

liability

will

increase

for

the

accrual

of

interest,

resulting

in

a

constant

rate

of

return

throughout

the

life

of

the

lease,

and
reduce

when

payments

are

made.

The

right

of

use

asset

will

amortise

to

the

income

statement

over

the

life

of

the

lease.

The

lease

liability

is
remeasured

when

there

is

a

change

in

one

of

the

following:
◾

Future

lease

payments

arising

from

a

change

in

an

index

or

rate;
◾

The

Group’s

estimate

of

the

amount

expected

to

be

payable

under

a

residual

value

guarantee;

or
◾

The

Group’s

assessment

of

whether

it

will

exercise

a

purchase,

extension

or

termination

option.

When

the

lease

liability

is

remeasured,

a

corresponding

adjustment

is

made

to

the

carrying

amount

of

the

ROU

asset,

or

is

recorded

in

the
income

statement

if

the

carrying

amount

of

the

ROU

asset

has

been

reduced

to

nil.

On

the

balance

sheet,

the

ROU

assets

are

included

within

property,

plant

and

equipment

and

the

lease

liabilities

are

included

within

other
liabilities.

The

Group

applies

the

recognition

exemption

in

IFRS

16

for

leases

with

a

term

not

exceeding

12

months.

For

these

leases

the

lease

payments
are

recognised

as

an

expense

on

a

straight

line

basis

over

the

lease

term

unless

another

systematic

basis

is

more

appropriate.

When

the

Group

is

the

lessor,

the

lease

must

be

classified

as

either

a

finance

lease

or

an

operating

lease.

A

finance

lease

is

a

lease

which
confers

substantially

all

the

risks

and

rewards

of

the

leased

assets

on

the

lessee.

An

operating

lease

is

a

lease

where

substantially

all

of

the
risks

and

rewards

of

the

leased

asset

remain

with

the

lessor.

When

the

lease

is

deemed

a

finance

lease,

the

leased

asset

is

not

held

on

the

balance

sheet;

instead

a

finance

lease

receivable

is

recognised
representing

the

minimum

lease

payments

receivable

under

the

terms

of

the

lease,

discounted

at

the

rate

of

interest

implicit

in

the

lease.
When

the

lease

is

deemed

an

operating

lease,

the

lease

income

is

recognised

on

a

straight-line

basis

over

the

period

of

the

lease

unless
another

systematic

basis

is

more

appropriate.

The

Group

holds

the

leased

assets

on-balance

sheet

within

property,

plant

and

equipment.

Accounting

for

finance

leases

under

IAS

17

for

2018
Under

IAS

17,

a

finance

lease

is

a

lease

which

confers

substantially

all

the

risks

and

rewards

of

the

leased

assets

on

the

lessee.

Where

the
Group

is

the

lessor,

the

leased

asset

is

not

held

on

the

balance

sheet;

instead

a

finance

lease

receivable

is

recognised

representing

the
minimum

lease

payments

receivable

under

the

terms

of

the

lease,

discounted

at

the

rate

of

interest

implicit

in

the

lease.

Where

the

Group

is

the
lessee,

the

leased

asset

is

recognised

in

property,

plant

and

equipment

and

a

finance

lease

liability

is

recognised,

representing

the

minimum
lease

payments

payable

under

the

lease,

discounted

at

the

rate

of

interest

implicit

in

the

lease.
Interest

income

or

expense

is

recognised

in

interest

receivable

or

payable,

allocated

to

accounting

periods

to

reflect

a

constant

periodic

rate

of
return.
Accounting

for

operating

leases

under

IAS

17

for

2018
An

operating

lease

under

IAS

17

is

a

lease

where

substantially

all

of

the

risks

and

rewards

of

the

leased

assets

remain

with

the

lessor.

Where
the

Group

is

the

lessor,

lease

income

is

recognised

on

a

straight-line

basis

over

the

period

of

the

lease

unless

another

systematic

basis

is

more
appropriate.

The

Group

holds

the

leased

assets

on-balance

sheet

within

property,

plant

and

equipment.
Where

the

Group

is

the

lessee,

rentals

payable

are

recognised

as

an

expense

in

the

income

statement

on

a

straight-line

basis

over

the

lease
term

unless

another

systematic

basis

is

more

appropriate.
As

a

Lessor
Finance

lease

receivables

are

included

within

loans

and

advances

at

amortised

cost.

The

Group

specialises

in

the

provision

of

leasing

and

other
asset

finance

facilities

across

a

broad

range

of

asset

types

to

business

and

individual

customers.

The

following

table

sets

out

a

maturity

analysis

of

lease

receivables,

showing

the

lease

payments

to

be

received

after

the

reporting

date.

Notes

to

the

financial

statements
Assets

at

amortised

cost

and

other

investments
264

Barclays

PLC

2020

Annual

Report

on

Form

20-F
2020
2019
Gross
investment
in

finance
lease
receivables
Future
finance
income
Present
value

of
minimum
lease
payments
receivable
Unguarantee
d

residual
values
Gross
investment

in
finance

lease
receivables
Future
finance
income
Present

value
of

minimum
lease
payments
receivable
Unguaranteed
residual
values
£m £m £m £m £m £m £m £m
Not

more

than

one

year
535 (26) 509 70
1,403 (115) 1,288 77
One

to

two

year
312 (15) 297 45 909 (76) 833 53
Two

to

three

year
215 (12) 203 52 593 (49) 544 45
Three

to

four

year
107 (6) 101 27 354 (28) 326 43
Four

to

five

year
52 (3) 49 18 123 (8) 115 19
Over

five

years
24 (1) 23 13 115 (17) 98 22
Total 1,245 (63) 1,182 225 3,497 (293) 3,204 259
As

a

part

of

a

strategic

review,

Barclays

Partner

Finance

sold

its

motor

point

of

sale

finance

portfolio

that

led

to

a

decrease

in

gross

investment
in

finance

lease

receivables.

The

Group

does

not

have

any

material

operating

leases

as

a

lessor.
The

impairment

allowance

for

finance

lease

receivables

amounted

to

£29m

(2019:

£55m).
Finance

lease

income
Finance

lease

income

is

included

within

interest

income.

The

following

table

shows

amounts

recognised

in

the

income

statement

during

the
year.
2020 2019
£m £m
Finance

income

from

net

investment

in

lease
55
141
(Loss)/profit

on

sales
(25)
6
As

a

Lessee

The

Group

leases

various

offices,

branches

and

other

premises

under

non-cancellable

lease

arrangements

to

meet

its

operational

business
requirements.

In

some

instances,

Barclays

will

sublease

property

to

third

parties

when

it

is

no

longer

needed

to

meet

business

requirements.
Currently,

Barclays

does

not

have

any

material

subleasing

arrangements.
ROU

asset

balances

relate

to

property

leases

only.

Refer

to

Note

20

for

a

breakdown

of

the

carrying

amount

of

ROU

assets.
The

total

expenses

recognised

during

the

year

for

short

term

leases

were

£4m

(2019:

£14m).

The

portfolio

of

short

term

leases

to

which
Barclays

is

exposed

at

the

end

of

the

year

is

not

dissimilar

to

the

expenses

recognised

in

the

year.
Lease

liabilities
2020 2019
£m £m
As

at

1

January
1,563 1,696
Interest

expense
70 76
New

leases
85 94
Disposals
(15)
(19)
Cash

payments
(306) (289)
Exchange

and

other

movements
47 5
As

at

31

December

(see

Note

23)

1,444
1,563
The

below

table

sets

out

a

maturity

analysis

of

undiscounted

lease

liabilities,

showing

the

lease

payments

to

be

paid

after

the

reporting

date.
Undiscounted

lease

liabilities

maturity

analysis
2020 2019
£m £m
Not

more

than

one

year
255 296
One

to

two

years
221 252
Two

to

three

years

198 208
Three

to

four

years
176
186
Four

to

five

years
162 165
Five

to

ten

years
557 565
Greater

than

ten

years
248 310
Total

undiscounted

lease

liabilities

as

at

31

December
1,817 1,982

Notes

to

the

financial

statements
Assets

at

amortised

cost

and

other

investments
265

Barclays

PLC

2020

Annual

Report

on

Form

20-F
In

addition

to

the

cash

flows

identified

above,

Barclays

is

exposed

to:
◾

Variable

lease

payments:

This

variability

will

typically

arise

from

either

inflation

index

instruments

or

market

based

pricing

adjustments.
Currently,

Barclays

has

809

(2019:

939)

leases

out

of

the

total

1,329

(2019:

1,467)

leases

which

have

variable

lease

payment

terms

based

on
market

based

pricing

adjustments.

Of

the

gross

cash

flows

identified

above,

£1,096m

(2019:

£1,526m)

is

attributable

to

leases

with

some
degree

of

variability

predominately

linked

to

market

based

pricing

adjustments.
◾

Extension

and

termination

options:

The

table

above

represents

Barclays

best

estimate

of

future

cash

out

flows

for

leases,

including
assumptions

regarding

the

exercising

of

contractual

extension

and

termination

options.

The

above

gross

cash

flows

have

been

reduced

by
£446m

(2019:

£474m)

for

leases

where

Barclays

is

highly

expected

to

exercise

an

early

termination

option.

However,

there

is

no

significant
impact

where

Barclays

is

expected

to

exercise

an

extension

option.
The

Group

currently

does

not

have

any

significant

sale

and

lease

back

transactions.

The

Group

does

not

have

any

restrictions

or

covenants
imposed

by

the

lessor

on

its

property

leases

which

restrict

its

businesses.

22

Goodwill

and

intangible

assets
Accounting

for

goodwill

and

intangible

assets
Goodwill
The

carrying

value

of

goodwill

is

determined

in

accordance

with

IFRS

3
Business

Combinations

and

IAS

36
Impairment

of

Assets.
Goodwill

arising

on

the

acquisition

of

subsidiaries

represents

the

excess

of

the

fair

value

of

the

purchase

consideration

over

the

fair

value

of

the
Group’s

share

of

the

assets

acquired

and

the

liabilities

and

contingent

liabilities

assumed

on

the

date

of

the

acquisition.
Goodwill

is

reviewed

annually

for

impairment,

or

more

frequently

when

there

are

indications

that

impairment

may

have

occurred.

The

test
involves

comparing

the

carrying

value

of

a

cash

generating

unit

(CGU)

including

goodwill

with

the

present

value

of

the

pre-tax

cash

flows,
discounted

at

a

rate

of

interest

that

reflects

the

inherent

risks,

of

the

CGU

to

which

the

goodwill

relates,

or

the

CGU’s

fair

value

if

this

is

higher.
Intangible

assets
Intangible

assets

other

than

goodwill

are

accounted

for

in

accordance

with

IAS

38
Intangible

Assets
.
Intangible

assets

are

initially

recognised

when

they

are

separable

or

arise

from

contractual

or

other

legal

rights,

the

cost

can

be

measured
reliably

and,

in

the

case

of

intangible

assets

not

acquired

in

a

business

combination,

where

it

is

probable

that

future

economic

benefits
attributable

to

the

assets

will

flow

from

their

use.
For

internally

generated

intangible

assets,

only

costs

incurred

during

the

development

phase

are

capitalised.

Expenditures

in

the

research
phase

are

expensed

when

it

is

incurred.
Intangible

assets

are

stated

at

cost

(which

is,

in

the

case

of

assets

acquired

in

a

business

combination,

the

acquisition

date

fair

value)

less
accumulated

amortisation

and

impairment,

if

any,

and

are

amortised

over

their

useful

lives

in

a

manner

that

reflects

the

pattern

to

which

they
contribute

to

future

cash

flows,

generally

using

the

amortisation

periods

set

out

below:
Annual

rates

in

calculating

amortisation
Amortisation

period
Goodwill

Internally

generated

software
a
Other

software
Customer

lists
Licences

and

other
Not

amortised
12

months

to

6

years
12

months

to

6

years
12

months

to

25

years
12

months

to

25

years
Intangible

assets

are

reviewed

for

impairment

when

there

are

indications

that

impairment

may

have

occurred.

Intangible

assets

not

yet

available
for

use

are

reviewed

annually

for

impairment.

Notes

to

the

financial

statements
Assets

at

amortised

cost

and

other

investments
266

Barclays

PLC

2020

Annual

Report

on

Form

20-F
Intangible

assets
Goodwill
Internally

generated

software
Other

software
Customer

lists
Licences

and

other
Total
£m £m £m £m £m £m
2020
Cost

As

at

1

January

2020
4,760 6,643 505 1,465 489 13,862
Additions

and

disposals
(37) 646 131 - 22 762
Exchange

and

other

movements
(7) (42) 3 (46) (21) (113)
As

at

31

December

2020
4,716 7,247 639 1,419 490 14,511
Accumulated

amortisation

and

impairment
As

at

1

January

2020
(861) (2,989) (279) (1,250) (364) (5,743)
Disposals 37 97 10 - 3 147
Amortisation

charge
- (771) (51) (43) (33) (898)
Impairment

charge
- (147) (6) - - (153)
Exchange

and

other

movements
(1) 31 (2) 41 15 84
As

at

31

December

2020
(825) (3,779) (328) (1,252) (379) (6,563)
Net

book

value
3,891 3,468 311 167 111 7,948
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

31

December

2019
(861) (2,989) (279) (1,250) (364) (5,743)
Net

book

value
3,899 3,654 226 215 125 8,119

Note
a

Exceptions

to

the

above

rate

relate

to

useful

lives

of

certain

core

banking

platforms

that

are

assessed

individually

and,

if

appropriate,

amortised

over

longer

periods

ranging
from

10

to

15

years.
Goodwill
Goodwill

and

Intangible

assets

are

allocated

to

business

operations

according

to

business

segments

as

follows:
2020 2019
Goodwill Intangibles Total Goodwill Intangibles Total
£m £m £m £m £m £m
Barclays

UK
3,560 1,618 5,178 3,526 1,520 5,046
Barclays

International
289 2,435 2,724 329 2,686 3,015
Head

Office
42 4 46 44 14 58
Total 3,891 4,057 7,948 3,899 4,220 8,119

Notes

to

the

financial

statements
Assets

at

amortised

cost

and

other

investments
267

Barclays

PLC

2020

Annual

Report

on

Form

20-F
Critical

accounting

estimates

and

judgements
Goodwill
Testing

goodwill

for

impairment

involves

a

significant

amount

of

judgement.

Goodwill

is

allocated

to

CGUs

for

the

purpose

of

impairment

testing.

The

review

of

goodwill

for

impairment

involves

calculating

a

value

in

use

(VIU)

valuation

which

is

compared

to

the

carrying

value

of

a

CGU
associated

with

the

goodwill

to

determine

whether

any

impairment

has

occurred.

This

includes

the

identification

of

independent

CGUs

across
the

organisation

and

the

allocation

of

goodwill

to

those

CGUs.

The

calculation

of

a

value

in

use

contains

a

high

degree

of

uncertainty

in

estimating

the

future

cash

flows

and

the

rates

used

to

discount

them.

Key
judgements

include

determining

the

carrying

value

of

the

CGU,

the

cash

flows

and

discount

rates

used

in

the

calculation.

◾

The

cash

flow

forecasts

used

by

management

involve

judgement

and

are

based

upon

a

view

of

the

future

prospects

of

the

business

and

market
conditions

at

the

point

in

time

the

assessment

is

prepared.

The

estimation

of

pre-tax

cash

flows

is

sensitive

to

the

periods

for

which

detailed
forecasts

are

available

and

to

assumptions

regarding

long-term

sustainable

cash

flows.
◾

The

discount

rates

applied

to

the

future

cash

flows

also

involve

judgement

as

they

can

have

a

significant

impact

on

the

valuation.

The

discount
rates

used

are

compared

to

market

participants

to

ensure

that

they

are

appropriate

and

based

on

an

estimated

cost

of

equity

for

each

CGU.

◾

The

choice

of

a

terminal

growth

rate

used

to

determine

the

present

value

of

the

future

cash

flows

of

the

CGUs

is

also

a

judgement

that

can

impact
the

outcome

of

the

assessment.

The

terminal

growth

rate

and

discount

rates

used

may

vary

due

to

external

market

rates

and

economic

conditions
that

are

beyond

management’s

control.
Further

details

of

some

of

the

key

judgements

are

set

out

below.

2020

impairment

review
The

2020

impairment

review

was

performed

during

Q4

2020.

Given

the

change

in

the

macroeconomic

and

interest

rate

outlook,

this

review

was
performed

across

all

material

CGUs.

The

review

identified

that

a

number

of

the

CGUs

have

been

adversely

impacted

by

changes

in

their
operating

environment,

in

particular

retail

and

business

banking

activity.

A

detailed

assessment

has

been

performed,

with

the

approach

and
results

of

this

analysis

set

out

below.
Determining

the

carrying

value

of

CGUs
The

carrying

value

for

each

CGU

is

the

sum

of

the

tangible

equity,

goodwill

and

intangible

balances

associated

with

that

CGU.
The

Group

manages

the

assets

and

liabilities

of

its

CGUs

with

reference

to

tangible

equity

of

the

respective

businesses.

That

tangible

equity

is
derived

from

the

level

of

risk

weighted

assets

(RWAs)

and

capital

required

to

be

deployed

in

the

CGU

and

therefore

reflects

its

relative

risk,

as
well

as

the

level

of

capital

management

consider

a

market

participant

would

require

to

hold

and

retain

to

support

business

growth.

The

goodwill

held

across

the

group

has

been

allocated

to

the

CGU

where

it

originated,

based

upon

historical

records.

The

intangible

balances
are

allocated

to

the

CGUs

based

upon

their

expected

usage

of

these

assets.

Cash

flows
The

5-year

cash

flows

used

in

the

calculation

are

based

on

the

formally

agreed

medium

term

plans

approved

by

the

Board.

These

are

prepared
using

macroeconomic

assumptions

which

management

consider

reasonable

and

supportable,

and

reflect

business

agreed

initiatives

for

the
forecast

period.

The

macroeconomic

assumptions

underpinning

the

medium

term

plan

were

determined

in

August

2020

and

management

has
considered

whether

there

are

subsequent

significant

changes

in

those

assumptions

which

would

adversely

impact

the

results

of

the

impairment
review.
As

required

by

IAS

36,

all

estimates

of

future

cash

flows

exclude

cash

inflows

or

outflows

that

are

expected

to

arise

from

restructuring

initiatives
where

a

constructive

obligation

to

carry

out

the

plan

does

not

yet

exist.

The

Education,

Social

Housing

and

Local

Authority

(ESHLA)

portfolio

has

been

excluded

from

the

Business

Banking

CGU

cash

flows.

This

is

a
legacy

loan

portfolio

which

was

previously

within

the

Non-Core

bank

and

was

not

part

of

the

business

to

which

the

goodwill

relates.

As

such,

the
cash

flows

relating

to

this

portfolio

have

been

excluded

from

the

Business

Banking

VIU

calculation.

The

Personal

Banking

CGU

cash

flows

have

been

extended

to

a

sixth

year

(prior

to

the

calculation

of

terminal

values

below)

to

reflect

an
observed

15bp

inflexion

point

in

the

yield

curve

which

was

beyond

the

period

of

the

medium

term

plan.

Discount

rates
IAS

36

requires

that

the

discount

rate

used

in

a

value

in

use

calculation

reflects

the

pre-tax

rate

an

investor

would

require

if

they

were

to

choose
an

investment

that

would

generate

similar

cash

flows

to

those

that

the

entity

expects

to

generate

from

the

asset.

In

determining

the

discount
rate,

management

have

identified

the

cost

of

equity

associated

with

market

participants

that

closely

resemble

our

cash

generating

units

and
adjusted

them

for

tax

to

arrive

at

the

pre-tax

equivalent

rate.

A

range

of

discount

rates

have

been

used

across

the

CGU’s

ranging

from

12.0%

to
16.3%

(2019:

11.0%

to

13.3%).

Terminal

growth

rate
The

terminal

growth

rate

is

used

to

estimate

the

effect

of

projecting

cash

flows

to

the

end

of

an

asset’s

useful

economic

life.

It

is

management’s
judgement

that

the

cash

flows

associated

with

the

CGUs

will

grow

in

line

with

the

major

economies

in

which

we

operate.

In

prior

years,

the
growth

rate

used

had

been

based

upon

estimated

economic

growth

rates

(GDP).

Given

macroeconomic

uncertainty,

inflation

rates

are

now
considered

a

better

approximation

of

future

growth

rates

and

are

therefore

the

basis

of

terminal

growth

rates

applied.
The

terminal

growth

rate
used

is

2.0%

(2019:1.5%).
Outcome

of

goodwill

and

intangibles

review
The

Personal

Banking

and

Business

Banking

retail

banking

CGUs

carry

the

majority

of

the

Group’s

goodwill

balance,

predominantly

as

a
consequence

of

the

Woolwich

acquisition.

The

goodwill

within

Personal

Banking

was

£2,752m

(2019:

£2,718m),

of

which

£2,501m

(2019:

£2,501m)
was

attributable

to

Woolwich,

and

within

Business

Banking

was

£629m

(2019:

£629m),

fully

attributable

to

Woolwich.

Notes

to

the

financial

statements
Assets

at

amortised

cost

and

other

investments
268

Barclays

PLC

2020

Annual

Report

on

Form

20-F
The

outcome

of

the

impairment

review

for

Personal

Banking

and

Business

Banking

are

set

out

below:

Cash

generating

unit
Tangible

equity
Goodwill Intangibles
Carrying

value
Value

in

use
Value

in

use
exceeding
carrying

value
Value

in

use
exceeding
carrying

value
2019
£m £m £m £m £m £m £m
Personal

Banking
4,650 2,752 1,407 8,809
8,932 123 2,570
Business

Banking
1,353 629 190 2,172
2,912 740 1,981
Total 6,003 3,381 1,597 10,981 11,844 863 4,551
Based

on

management’s

plans

and

assumptions

the

value

in

use

exceeds

the

carrying

value

of

the

CGUs

and

no

impairment

has

been

indicated.

However,

the

extent

to

which

the

recoverable

amounts

exceed

the

carrying

values

for

the

Personal

Banking

and

Business

Banking

CGUs

has
reduced

significantly

in

comparison

to

the

2019

impairment

review,

reflective

of

the

challenging

macroeconomic

and

interest

rate

outlook.
Intangible

assets
During

the

year

internally

generated

software

assets

related

to

the

discontinuation

of

obsolete

systems

resulted

in

these

assets

being

impaired

by
£153m.
Sensitivity

of

key

judgements
The

CGU’s

are

sensitive

to

possible

adverse

changes

in

the

key

assumptions

that

support

the

recoverable

amount:
Cash

flows:

The

medium

term

plans

used

to

determine

the

cash

flows

used

in

the

VIU

calculation

rely

on

macroeconomic

forecasts,

including
interest

rates,

GDP

and

unemployment,

and

forecast

levels

of

market

and

client

activity.

Interest

rate

assumptions

impact

planned

cash

flows

from
both

customer

income

and

structural

hedge

contributions

and

therefore

cash

flow

expectations

are

highly

sensitive

to

movements

in

the

yield

curve.
The

cash

flows

also

contain

assumptions

with

regards

to

the

prudential

and

financial

conduct

regulatory

environment

which

may

be

subject

to
change.

Given

the

current

level

of

economic

uncertainty,

a

10%

reduction

in

cash

flows

has

been

provided

to

show

the

sensitivity

of

the

outcome

to
a

change

in

these

key

assumptions.

Discount

rate:

The

discount

rate

should

reflect

the

market

risk

free

rate

adjusted

for

the

inherent

risks

of

the

business

it

is

applied

to.

Management
have

identified

discount

rates

for

comparable

businesses

and

consider

these

to

be

a

reasonable

estimate

of

a

suitable

market

rate

for

the

profile

of
the

business

unit

being

tested.

The

risk

that

these

discount

rates

may

not

be

appropriate

is

quantified

below

and

show

the

impact

of

a

100

bps
change

in

the

discount

rate.
Terminal

growth

rate:

The

terminal

growth

rate

is

used

to

estimate

the

cash

flows

into

perpetuity

based

on

the

expected

longevity

of

the

CGU’s
businesses.

The

terminal

growth

rate

is

sensitive

to

uncertainties

in

the

macroeconomic

environment.

The

risk

that

using

inflation

data

may

not

be
appropriate

for

its

determination

is

quantified

below

and

shows

the

impact

of

100

bps

change

in

the

terminal

value.
Allocated

capital

rate:

Tangible

equity

is

allocated

based

on

the

level

of

risk

weighted

assets

(RWAs)

and

capital

required

to

be

deployed

in

the
CGU

which

is

dependent

on

the

relative

risk

of

businesses.

The

capital

ratio

used

in

determining

the

level

of

tangible

equity

allocated

to

the

CGU
and

its

capital

cash

flows

could

move

over

time.

The

impact

of

a

50

bps

increase

in

capital

ratio

is

quantified

below.
The

sensitivity

of

the

value

in

use

to

key

judgements

in

the

calculations

is

set

out

below:

Cash

generating

unit
Carrying
value
Value

in
use
Value

in
use
exceedin
g
carrying
value
Discount
rate
Terminal
growth
rate
Reduction

in

headroom
Change

required

to

reduce

headroom

to
zero
100

bps
increase
in

the
discount
rate
100

bps
decrease
in
terminal
growth
rate
50

bps
increase
to
allocated
capital
rate
10%
reduction
in
forecaste
d

cash
flows
Discount
rate
Terminal
growth
rate
Allocated
capital
rate
Cashflow
s
£m £m £m % % £m £m £m £m % % % %
Personal

Banking
8,809 8,932 123 13.51 2.0 (893) (623) (220) (972)
0.1 (0.2) 0.3 (1.3)
Business

Banking
2,172 2,912 740 13.81 2.0 (205) (128) (60) (206)
4.6 (9.7) 6.2 (35.9)
Total 10,981 11,844 863
The

sensitivity

analysis

highlights

that

there

could

be

an

impairment

in

the

recoverable

value

of

the

goodwill

associated

with

Personal

Banking

if
there

were

to

be

a

change

in

management

cash

flow

forecasts,

discount

rate

or

allocated

capital

rate.

Management

continue

to

review

the
recoverability

of

its

goodwill

positions

as

the

macroeconomic

conditions

remain

uncertain.

Notes

to

the

financial

statements
Accruals,

provisions,

contingent

liabilities

and

legal

proceedings
269

Barclays

PLC

2020

Annual

Report

on

Form

20-F
The

notes

included

in

this

section

focus

on

the

Group’s

accruals,

provisions

and

contingent

liabilities.

Provisions

are

recognised

for

present
obligations

arising

as

consequences

of

past

events

where

it

is

probable

that

a

transfer

of

economic

benefit

will

be

necessary

to

settle

the
obligation,

and

it

can

be

reliably

estimated.

Contingent

liabilities

reflect

potential

liabilities

that

are

not

recognised

on

the

balance

sheet.
23

Other

liabilities
2020 2019
£m £m
Accruals

and

deferred

income
3,683 3,472
Other

creditors
3,447 3,257
Items

in

the

course

of

collection

due

to

other

banks
88 213
Lease

liabilities

(refer

to

Note

21)
1,444 1,563
Other

liabilities
8,662 8,505
24

Provisions
Accounting

for

provisions
The

Group

applies

IAS

37
Provisions,

Contingent

Liabilities

and

Contingent

Assets
in

accounting

for

non-financial

liabilities.
Provisions

are

recognised

for

present

obligations

arising

as

consequences

of

past

events

where

it

is

more

likely

than

not

that

a

transfer

of
economic

benefit

will

be

necessary

to

settle

the

obligation,

which

can

be

reliably

estimated.

Provision

is

made

for

the

anticipated

cost

of
restructuring,

including

redundancy

costs,

when

an

obligation

exists;

for

example,

when

the

Group

has

a

detailed

formal

plan

for

restructuring

a
business

and

has

raised

valid

expectations

in

those

affected

by

the

restructuring

by

announcing

its

main

features

or

starting

to

implement

the
plan.
Critical

accounting

estimates

and

judgements
The

financial

reporting

of

provisions

involves

a

significant

degree

of

judgement

and

is

complex.

Identifying

whether

a

present

obligation

exists
and

estimating

the

probability,

timing,

nature

and

quantum

of

the

outflows

that

may

arise

from

past

events

requires

judgements

to

be

made
based

on

the

specific

facts

and

circumstances

relating

to

individual

events

and

often

requires

specialist

professional

advice.

When

matters

are
at

an

early

stage,

accounting

judgements

and

estimates

can

be

difficult

because

of

the

high

degree

of

uncertainty

involved.

Management
continues

to

monitor

matters

as

they

develop

to

re-evaluate

on

an

ongoing

basis

whether

provisions

should

be

recognised,

however

there

can
remain

a

wide

range

of

possible

outcomes

and

uncertainties,

particularly

in

relation

to

legal,

competition

and

regulatory

matters,

and

as

a

result
it

is

often

not

practicable

to

make

meaningful

estimates

even

when

matters

are

at

a

more

advanced

stage.

The

complexity

of

such

matters

often

requires

the

input

of

specialist

professional

advice

in

making

assessments

to

produce

estimates.
Customer

redress

and

legal,

competition

and

regulatory

matters

are

areas

where

a

higher

degree

of

professional

judgement

is

required.

The
amount

that

is

recognised

as

a

provision

can

also

be

very

sensitive

to

the

assumptions

made

in

calculating

it.

This

gives

rise

to

a

large

range

of
potential

outcomes

which

require

judgement

in

determining

an

appropriate

provision

level.

See

below

for

information

on

payment

protection
redress

and

Note

26

for

more

detail

of

legal,

competition

and

regulatory

matters.
Undrawn
contractually
committed
facilities

and
guarantees
a
Customer

redress
Legal,
competition
and
regulatory
matters
Onerous
contracts
Redundancy
and
restructuring
Payment
Protection
Insurance
Other
customer
redress
Sundry
provisions Total
£m £m £m £m £m £m £m £m
As

at

1

January

2020
42 143 322 1,155 420 376 306 2,764
Additions 24 194 806 - 186 106 192 1,508
Amounts

utilised
(13) (109) - (979) (195) (171) (118) (1,585)
Unused

amounts

reversed
(25) (60) (30) (47) (44) (45) (92) (343)
Exchange

and

other

movements
- (10) (34) - 1 2 1 (40)
As

at

31

December

2020
28 158 1,064 129 368 268 289 2,304

Note
a

Undrawn

contractually

committed

facilities

and

guarantees

provisions

are

accounted

for

under

IFRS

9.
Provisions

expected

to

be

recovered

or

settled

within

no

more

than

12

months

after

31

December

2020

were

£1,751m

(2019:

£2,457m).
Onerous

contracts
Onerous

contract

provisions

comprise

an

estimate

of

the

costs

involved

with

fulfilling

the

terms

and

conditions

of

contracts

net

of

any
expected

benefits

to

be

received.
Redundancy

and

restructuring
These

provisions

comprise

the

estimated

cost

of

restructuring,

including

redundancy

costs

where

an

obligation

exists.

Additions

made

during
the

year

relate

to

formal

restructuring

plans

and

have

either

been

utilised,

or

reversed,

where

total

costs

are

now

expected

to

be

lower

than
the

original

provision

amount.
Undrawn

contractually

committed

facilities

and

guarantees
Impairment

allowance

under

IFRS

9

considers

both

the

drawn

and

the

undrawn

counterparty

exposure.

For

retail

portfolios,

the

total
impairment

allowance

is

allocated

to

the

drawn

exposure

to

the

extent

that

the

allowance

does

not

exceed

the

exposure

as

ECL

is

not

reported
separately.

Any

excess

is

reported

on

the

liability

side

of

the

balance

sheet

as

a

provision.

For

wholesale

portfolios,

the

impairment

allowance
on

the

undrawn

exposure

is

reported

on

the

liability

side

of

the

balance

sheet

as

a

provision.

For

further

information,

refer

to

Credit

risk

section

Notes

to

the

financial

statements
Accruals,

provisions,

contingent

liabilities

and

legal

proceedings
270

Barclays

PLC

2020

Annual

Report

on

Form

20-F
for

loan

commitments

and

financial

guarantees

on

page

119.
Customer

redress
Customer

redress

provisions

comprise

the

estimated

cost

of

making

redress

payments

to

customers,

clients

and

counterparties

for

losses

or
damages

associated

with

inappropriate

judgement

in

the

execution

of

the

Group’s

business

activities.

Other

than

Payment

Protection
Insurance,

there

are

no

significant

individual

customer

redress

provisions

at

31

December

2020.
Legal,

competition

and

regulatory

matters
The

Group

is

engaged

in

various

legal

proceedings,

both

in

the

UK

and

a

number

of

other

overseas

jurisdictions,

including

the

US.

For

further
information

in

relation

to

legal

proceedings

and

discussion

of

the

associated

uncertainties,

refer

to

Note

26.

Sundry

provisions
This

category

includes

provisions

that

do

not

fit

into

any

of

the

other

categories,

such

as

fraud

losses

and

dilapidation

provisions.
Payment

Protection

Insurance

(PPI)

redress
As

at

31

December

2020

Barclays

had

recognised

cumulative

provisions

totalling

£10.9bn

(December

2019:

£11bn)

,

including

a

£55m

release
in

Q4

2020

on

resolution

of

the

items

received

in

Q3

2019

and

claims

from

the

Official

Receiver

with

whom

we

reached

agreement

in

Q3

2020,
against

the

cost

of

PPI

redress

and

associated

processing

costs.

Utilisation

of

the

cumulative

provisions

to

date

is

£10.8bn

(December

2019:
£9.8bn),

leaving

a

residual

provision

of

£0.1bn

(December

2019:

£1.2bn)

to

be

utilised

in

2021.

This

represents

Barclays

best

estimate

as

at

31
December

2020

based

on

information

available.
25

Contingent

liabilities

and

commitments
Accounting

for

contingent

liabilities
Contingent

liabilities

are

possible

obligations

whose

existence

will

be

confirmed

only

by

uncertain

future

events,

and

present

obligations

where
the

transfer

of

economic

resources

is

uncertain

or

cannot

be

reliably

measured.

Contingent

liabilities

are

not

recognised

on

the

balance

sheet
but

are

disclosed

unless

the

likelihood

of

an

outflow

of

economic

resources

is

remote.
The

following

table

summarises

the

nominal

principal

amount

of

contingent

liabilities

and

commitments

which

are

not

recorded

on-balance
sheet:
2020
2019
£m £m
Guarantees

and

letters

of

credit

pledged

as

collateral

security
15,665 17,606
Performance

guarantees,

acceptances

and

endorsements
5,944 6,921
Total

contingent

liabilities
21,609
24,527
Of

which:

Financial

guarantees

carried

at

fair

value
229 43
Documentary

credits

and

other

short-term

trade

related

transactions
1,086 1,291
Standby

facilities,

credit

lines

and

other

commitments
331,963 333,164
Total

commitments
333,049 334,455
Of

which:

Loan

commitments

carried

at

fair

value
9,269 17,679
Expected

credit

losses

held

against

contingent

liabilities

and

commitments

equal

£1,064m

(2019:

£322m)

and

are

reported

in

Note

24.

Further
details

on

contingent

liabilities

relating

to

legal

and

competition

and

regulatory

matters

can

be

found

in

Note

26.

Notes

to

the

financial

statements
Accruals,

provisions,

contingent

liabilities

and

legal

proceedings
271

Barclays

PLC

2020

Annual

Report

on

Form

20-F
26

Legal,

competition

and

regulatory

matters
The

Group

faces

legal,

competition

and

regulatory

challenges,

many

of

which

are

beyond

our

control.

The

extent

of

the

impact

of

these

matters
cannot

always

be

predicted

but

may

materially

impact

our

operations,

financial

results,

condition

and

prospects.

Matters

arising

from

a

set

of
similar

circumstances

can

give

rise

to

either

a

contingent

liability

or

a

provision,

or

both,

depending

on

the

relevant

facts

and

circumstances.

The

recognition

of

provisions

in

relation

to

such

matters

involves

critical

accounting

estimates

and

judgments

in

accordance

with

the

relevant
accounting

policies

as

described

in

Note

24,

Provisions.

We

have

not

disclosed

an

estimate

of

the

potential

financial

impact

or

effect

on

the
Group

of

contingent

liabilities

where

it

is

not

currently

practicable

to

do

so.

Various

matters

detailed

in

this

note

seek

damages

of

an

unspecified
amount.

While

certain

matters

specify

the

damages

claimed,

such

claimed

amounts

do

not

necessarily

reflect

the

Group’s

potential

financial
exposure

in

respect

of

those

matters.

Matters

are

ordered

under

headings

corresponding

to

the

financial

statements

in

which

they

are

disclosed.

1.

Barclays

PLC

and

Barclays

Bank

PLC
Investigations

into

certain

advisory

services

agreements

and

related

civil

action

FCA

proceedings
In

2008,

Barclays

Bank

PLC

and

Qatar

Holdings

LLC

entered

into

two

advisory

service

agreements

(the

Agreements).

The

Financial

Conduct
Authority

(FCA)

conducted

an

investigation

into

whether

the

Agreements

may

have

related

to

Barclays

PLC’s

capital

raisings

in

June

and
November

2008

(the

Capital

Raisings)

and

therefore

should

have

been

disclosed

in

the

announcements

or

public

documents

relating

to

the
Capital

Raisings.

In

2013,

the

FCA

issued

warning

notices

(the

Notices)

finding

that

Barclays

PLC

and

Barclays

Bank

PLC

acted

recklessly

and
in

breach

of

certain

disclosure-related

listing

rules,

and

that

Barclays

PLC

was

also

in

breach

of

Listing

Principle

3.

The

financial

penalty
provided

in

the

Notices

is

£50m.

Barclays

PLC

and

Barclays

Bank

PLC

continue

to

contest

the

findings.

Following

the

conclusion

of

the

Serious
Fraud

Office

(SFO)

proceedings

against

certain

former

Barclays

executives

resulting

in

their

acquittals,

the

FCA

proceedings,

which

were
stayed,

have

resumed.

All

charges

brought

by

the

SFO

against

Barclays

PLC

and

Barclays

Bank

PLC

in

relation

to

the

Agreements

were
dismissed

in

2018.
Civil

action
PCP

Capital

Partners

LLP

and

PCP

International

Finance

Limited

(PCP)

are

seeking

damages

of

up

to

approximately

£819m

from

Barclays
Bank

PLC

for

fraudulent

misrepresentation

and

deceit,

arising

from

alleged

statements

made

by

Barclays

Bank

PLC

to

PCP

in

relation

to

the
terms

on

which

securities

were

to

be

issued

to

potential

investors,

allegedly

including

PCP,

in

the

November

2008

capital

raising.

The

trial

took
place

in

2020

and

the

High

Court

has

indicated

that

judgment

is

imminent.

The

outcome

of

the

judgment,

and

any

financial

impact

on

the

Group,
is

unknown.

Barclays

Bank

PLC

is

defending

the

claim.
Investigations

into

LIBOR

and

other

benchmarks

and

related

civil

actions
Regulators

and

law

enforcement

agencies,

including

certain

competition

authorities,

from

a

number

of

governments

have

conducted
investigations

relating

to

Barclays

Bank

PLC’s

involvement

in

allegedly

manipulating

certain

financial

benchmarks,

such

as

LIBOR.

The

SFO
closed

its

investigation

with

no

action

to

be

taken

against

the

Group.

Various

individuals

and

corporates

in

a

range

of

jurisdictions

have
threatened

or

brought

civil

actions

against

the

Group

and

other

banks

in

relation

to

the

alleged

manipulation

of

LIBOR

and/or

other

benchmarks.

USD

LIBOR

civil

actions
The

majority

of

the

USD

LIBOR

cases,

which

have

been

filed

in

various

US

jurisdictions,

have

been

consolidated

for

pre-trial

purposes

in

the

US
District

Court

in

the

Southern

District

of

New

York

(SDNY).

The

complaints

are

substantially

similar

and

allege,

among

other

things,

that
Barclays

PLC,

Barclays

Bank

PLC,

Barclays

Capital

Inc.

(BCI)

and

other

financial

institutions

individually

and

collectively

violated

provisions

of
the

US

Sherman

Antitrust

Act

(Antitrust

Act),

the

US

Commodity

Exchange

Act

(CEA),

the

US

Racketeer

Influenced

and

Corrupt

Organizations
Act

(RICO),

the

Securities

Exchange

Act

of

1934

and

various

state

laws

by

manipulating

USD

LIBOR

rates.
Putative

class

actions

and

individual

actions

seek

unspecified

damages

with

the

exception

of

three

lawsuits,

in

which

the

plaintiffs

are

seeking

a
combined

total

of

approximately

$900m

in

actual

damages

and

additional

punitive

damages

against

all

defendants,

including

Barclays

Bank
PLC.

Some

of

the

lawsuits

also

seek

trebling

of

damages

under

the

Antitrust

Act

and

RICO.

Barclays

Bank

PLC

has

previously

settled

certain
claims.

Two

class

action

settlements

where

Barclays

Bank

PLC

has

respectively

paid

$7.1m

and

$20m

have

received

final

court

approval.
Sterling

LIBOR

civil

actions
In

2016,

two

putative

class

actions

filed

in

the

SDNY

against

Barclays

Bank

PLC,

BCI

and

other

Sterling

LIBOR

panel

banks

alleging,

among
other

things,

that

the

defendants

manipulated

the

Sterling

LIBOR

rate

in

violation

of

the

Antitrust

Act,

CEA

and

RICO,

were

consolidated.

The
defendants’

motion

to

dismiss

the

claims

was

granted

in

2018.

The

plaintiffs

have

appealed

the

dismissal.
Japanese

Yen

LIBOR

civil

actions
In

2012,

a

putative

class

action

was

filed

in

the

SDNY

against

Barclays

Bank

PLC

and

other

Japanese

Yen

LIBOR

panel

banks

by

a

lead
plaintiff

involved

in

exchange-traded

derivatives

and

members

of

the

Japanese

Bankers

Association’s

Euroyen

Tokyo

Interbank

Offered

Rate
(Euroyen

TIBOR)

panel.

The

complaint

alleges,

among

other

things,

manipulation

of

the

Euroyen

TIBOR

and

Yen

LIBOR

rates

and

breaches

of
the

CEA

and

the

Antitrust

Act.

In

2014,

the

court

dismissed

the

plaintiff’s

antitrust

claims,

and,

in

2020,

the

court

dismissed

the

plaintiff’s
remaining

CEA

claims.

The

plaintiff

has

appealed

the

lower

court’s

dismissal

of

such

claims.
In

2015,

a

second

putative

class

action,

making

similar

allegations

to

the

above

class

action,

was

filed

in

the

SDNY

against

Barclays

PLC,
Barclays

Bank

PLC

and

BCI.

The

plaintiffs

filed

an

amended

complaint

in

2020,

and

the

defendants

have

filed

a

motion

to

dismiss.
SIBOR/SOR

civil

action
In

2016,

a

putative

class

action

was

filed

in

the

SDNY

against

Barclays

PLC,

Barclays

Bank

PLC,

BCI

and

other

defendants,

alleging
manipulation

of

the

Singapore

Interbank

Offered

Rate

(SIBOR)

and

Singapore

Swap

Offer

Rate

(SOR).

In

2018,

the

court

dismissed

all

claims
against

Barclays

PLC,

Barclays

Bank

PLC

and

BCI.

The

plaintiffs

have

appealed

the

dismissal.

ICE

LIBOR

civil

actions
In

2019,

several

putative

class

actions

were

filed

in

the

SDNY

against

Barclays

PLC,

Barclays

Bank

PLC,

BCI,

other

financial

institution
defendants

and

Intercontinental

Exchange

Inc.

and

certain

of

its

affiliates

(ICE),

asserting

antitrust

claims

that

defendants

manipulated

USD
LIBOR

through

defendants’

submissions

to

ICE.

These

actions

have

been

consolidated.

The

defendants’

motion

to

dismiss

was

granted

in
2020.

The

plaintiffs

have

appealed

the

dismissal.

In

August

2020,

an

ICE

LIBOR-related

action

was

filed

in

the

US

District

Court

for

the

Northern

Notes

to

the

financial

statements
Accruals,

provisions,

contingent

liabilities

and

legal

proceedings
272

Barclays

PLC

2020

Annual

Report

on

Form

20-F
District

of

California

on

behalf

of

individual

borrowers

and

consumers

of

loans

and

credit

cards

with

variable

interest

rates

linked

to

USD

ICE
LIBOR.

Non-US

benchmarks

civil

actions
Legal

proceedings

(which

include

the

claims

referred

to

below

in

‘Local

authority

civil

actions

concerning

LIBOR’)

have

been

brought

or
threatened

against

Barclays

Bank

PLC

(and,

in

certain

cases,

Barclays

Bank

UK

PLC)

in

the

UK

in

connection

with

alleged

manipulation

of
LIBOR,

EURIBOR

and

other

benchmarks.

Proceedings

have

also

been

brought

in

a

number

of

other

jurisdictions

in

Europe

and

Israel.
Additional

proceedings

in

other

jurisdictions

may

be

brought

in

the

future.

Foreign

Exchange

investigations

and

related

civil

actions

In

2015,

the

Group

reached

settlements

totalling

approximately

$2.38bn

with

various

US

federal

and

state

authorities

and

the

FCA

in

relation

to
investigations

into

certain

sales

and

trading

practices

in

the

Foreign

Exchange

market.

Under

the

related

plea

agreement

with

the

US
Department

of

Justice

(DoJ),

which

received

final

court

approval

in

January

2017,

the

Group

agreed

to

a

term

of

probation

of

three

years,

which
expired

in

January

2020.

The

Group

also

continues

to

provide

relevant

information

to

certain

authorities.
The

European

Commission

is

one

of

a

number

of

authorities

still

conducting

an

investigation

into

certain

trading

practices

in

Foreign

Exchange
markets.

The

European

Commission

announced

two

settlements

in

May

2019

and

the

Group

paid

penalties

totalling

approximately

€210m.

In
June

2019,

the

Swiss

Competition

Commission

announced

two

settlements

and

the

Group

paid

penalties

totalling

approximately

CHF

27m.

The
financial

impact

of

the

ongoing

matters

is

not

expected

to

be

material

to

the

Group’s

operating

results,

cash

flows

or

financial

position.
Various

individuals

and

corporates

in

a

range

of

jurisdictions

have

threatened

or

brought

civil

actions

against

the

Group

and

other

banks

in
relation

to

alleged

manipulation

of

Foreign

Exchange

markets.
FX

opt

out

civil

action

In

2018,

Barclays

Bank

PLC

and

BCI

settled

a

consolidated

action

filed

in

the

SDNY,

alleging

manipulation

of

Foreign

Exchange

markets
(Consolidated

FX

Action),

for

a

total

amount

of

$384m.

Also

in

2018,

a

group

of

plaintiffs

who

opted

out

of

the

Consolidated

FX

Action

filed

a
complaint

in

the

SDNY

against

Barclays

PLC,

Barclays

Bank

PLC,

BCI

and

other

defendants.

Some

of

the

plaintiff’s

claims

were

dismissed

in
2020.
Retail

basis

civil

action
In

2015,

a

putative

class

action

was

filed

against

several

international

banks,

including

Barclays

PLC

and

BCI,

on

behalf

of

a

proposed

class

of
individuals

who

exchanged

currencies

on

a

retail

basis

at

bank

branches

(Retail

Basis

Claims).

The

SDNY

has

ruled

that

the

Retail

Basis
Claims

are

not

covered

by

the

settlement

agreement

in

the

Consolidated

FX

Action.

The

Court

subsequently

dismissed

all

Retail

Basis

Claims
against

the

Group

and

all

other

defendants.

The

plaintiffs

have

filed

an

amended

complaint.
State

law

FX

civil

action
In

2017,

the

SDNY

dismissed

consolidated

putative

class

actions

brought

under

federal

and

various

state

laws

on

behalf

of

proposed

classes

of
(i)

stockholders

of

Exchange

Traded

Funds

and

others

who

purportedly

were

indirect

investors

in

FX

instruments,

and

(ii)

investors

who

traded
FX

instruments

through

FX

dealers

or

brokers

not

alleged

to

have

manipulated

Foreign

Exchange

Rates.

Barclays

Bank

PLC

and

BCI

have
settled

the

claim,

which

has

received

final

court

approval.

The

financial

impact

of

the

settlement

is

not

material

to

the

Group’s

operating

results,
cash

flows

or

financial

position.

Non-US

FX

civil

actions
Legal

proceedings

have

been

brought

or

are

threatened

against

Barclays

PLC,

Barclays

Bank

PLC,

BCI

and

Barclays

Execution

Services
Limited

(BX)

in

connection

with

alleged

manipulation

of

Foreign

Exchange

in

the

UK,

a

number

of

other

jurisdictions

in

Europe,

Israel

and
Australia

and

additional

proceedings

may

be

brought

in

the

future.
These

include

two

purported

class

actions

filed

against

Barclays

PLC,

Barclays

Bank

PLC,

BX,

BCI

and

other

financial

institutions

in

the

UK
Competition

Appeal

Tribunal

in

2019

following

the

settlements

with

the

European

Commission

described

above.

Also

in

2019,

a

separate

claim
was

filed

in

the

UK

in

the

High

Court

of

Justice

by

various

banks

and

asset

management

firms

against

Barclays

Bank

PLC

and

other

financial
institutions

alleging

breaches

of

European

and

UK

competition

laws

related

to

FX

trading.
Metals

investigations

and

related

civil

actions

Barclays

Bank

PLC

previously

provided

information

to

the

DoJ,

the

US

Commodity

Futures

Trading

Commission

and

other

authorities

in
connection

with

investigations

into

metals

and

metals-based

financial

instruments.

A

number

of

US

civil

complaints,

each

on

behalf

of

a

proposed

class

of

plaintiffs,

have

been

consolidated

and

transferred

to

the

SDNY.

The
complaints

allege

that

Barclays

Bank

PLC

and

other

members

of

The

London

Gold

Market

Fixing

Ltd.

manipulated

the

prices

of

gold

and

gold
derivative

contracts

in

violation

of

the

Antitrust

Act

and

other

federal

laws.

This

consolidated

putative

class

action

remains

pending.

A

separate
US

civil

complaint

by

a

proposed

class

of

plaintiffs

against

a

number

of

banks,

including

Barclays

Bank

PLC,

BCI

and

BX,

alleging

manipulation
of

the

price

of

silver

in

violation

of

the

CEA,

the

Antitrust

Act

and

state

antitrust

and

consumer

protection

laws,

has

been

dismissed

as

against
the

Barclays

entities.

The

plaintiffs

have

the

option

to

seek

the

court’s

permission

to

appeal.
Civil

actions

have

also

been

filed

in

Canadian

courts

against

Barclays

PLC,

Barclays

Bank

PLC,

Barclays

Capital

Canada

Inc.

and

BCI

on
behalf

of

proposed

classes

of

plaintiffs

alleging

manipulation

of

gold

and

silver

prices.

US

residential

mortgage

related

civil

actions
There

are

various

pending

civil

actions

relating

to

US

Residential

Mortgage-Backed

Securities

(RMBS),

including

four

actions

arising

from
unresolved

repurchase

requests

submitted

by

Trustees

for

certain

RMBS,

alleging

breaches

of

various

loan-level

representations

and
warranties

(R&Ws)

made

by

Barclays

Bank

PLC

and/or

a

subsidiary

acquired

in

2007

(the

Acquired

Subsidiary).

The

unresolved

repurchase
requests

had

an

original

principal

balance

of

approximately

$2.1bn.

The

Trustees

have

also

alleged

that

the

relevant

R&Ws

may

have

been
breached

with

respect

to

a

greater

(but

unspecified)

amount

of

loans

than

previously

stated

in

the

unresolved

repurchase

requests.

These

repurchase

actions

are

ongoing.

In

one

repurchase

action,

the

New

York

Court

of

Appeals

held

that

claims

related

to

certain

R&Ws

are
time-barred.

Barclays

Bank

PLC

has

reached

a

settlement

to

resolve

two

of

the

repurchase

actions,

which

is

subject

to

final

court

approval.

The
financial

impact

of

the

settlement

is

not

expected

to

be

material

to

the

Group’s

operating

results,

cash

flows

or

financial

position.

The

remaining
two

repurchase

actions

are

pending.

Notes

to

the

financial

statements
Accruals,

provisions,

contingent

liabilities

and

legal

proceedings
273

Barclays

PLC

2020

Annual

Report

on

Form

20-F
In

2020,

a

civil

litigation

claim

was

filed

in

the

New

Mexico

First

Judicial

District

Court

by

the

State

of

New

Mexico

against

seven

banks,
including

BCI,

on

behalf

of

two

New

Mexico

state

pension

funds

and

the

New

Mexico

State

Investment

Council

relating

to

legacy

RMBS
purchases.

As

to

BCI,

the

complaint

alleges

that

the

funds

purchased

approximately

$22m

in

RMBS

underwritten

by

BCI.

The

plaintiffs

have
asserted

claims

under

New

Mexico

state

law,

which

provides

for

the

ability

to

claim

treble

damages

and

civil

penalties.

Government

and

agency

securities

civil

actions

and

related

matters
Certain

governmental

authorities

have

conducted

investigations

into

activities

relating

to

the

trading

of

certain

government

and

agency

securities
in

various

markets.

The

Group

provided

information

in

cooperation

with

such

investigations.

In

January

2021,

the

Mexican

Competition

Authority
concluded

its

investigation

into

activities

relating

to

the

trading

of

Mexican

government

bonds

and

granted

Barclays

Bank

Mexico

S.A.

immunity
from

fines.

Civil

actions

have

also

been

filed

on

the

basis

of

similar

allegations,

as

described

below.
Treasury

auction

securities

civil

actions
Consolidated

putative

class

action

complaints

filed

in

US

federal

court

against

Barclays

Bank

PLC,

BCI

and

other

financial

institutions

under

the
Antitrust

Act

and

state

common

law

allege

that

the

defendants

(i)

conspired

to

manipulate

the

US

Treasury

securities

market

and/or

(ii)
conspired

to

prevent

the

creation

of

certain

platforms

by

boycotting

or

threatening

to

boycott

such

trading

platforms.

The

defendants

have

filed

a
motion

to

dismiss.
In

addition,

certain

plaintiffs

have

filed

a

related,

direct

action

against

BCI

and

certain

other

financial

institutions,

alleging

that

defendants
conspired

to

fix

and

manipulate

the

US

Treasury

securities

market

in

violation

of

the

Antitrust

Act,

the

CEA

and

state

common

law.
Supranational,

Sovereign

and

Agency

bonds

civil

actions
Civil

antitrust

actions

have

been

filed

in

the

SDNY

and

Federal

Court

of

Canada

in

Toronto

against

Barclays

Bank

PLC,

BCI,

BX,

Barclays
Capital

Securities

Limited

and,

with

respect

to

the

civil

action

filed

in

Canada

only,

Barclays

Capital

Canada,

Inc.

and

other

financial

institutions
alleging

that

the

defendants

conspired

to

fix

prices

and

restrain

competition

in

the

market

for

US

dollar-denominated

Supranational,

Sovereign
and

Agency

bonds.

In

one

of

the

actions

filed

in

the

SDNY,

the

court

granted

the

defendants’

motion

to

dismiss

the

plaintiffs’

complaint,

which

the

plaintiffs

have
appealed.

The

plaintiffs

have

voluntarily

dismissed

the

other

SDNY

action.

Variable

Rate

Demand

Obligations

civil

actions
Civil

actions

have

been

filed

against

Barclays

Bank

PLC

and

BCI

and

other

financial

institutions

alleging

the

defendants

conspired

or

colluded

to
artificially

inflate

interest

rates

set

for

Variable

Rate

Demand

Obligations

(VRDOs).

VRDOs

are

municipal

bonds

with

interest

rates

that

reset

on
a

periodic

basis,

most

commonly

weekly.

Two

actions

in

state

court

have

been

filed

by

private

plaintiffs

on

behalf

of

the

states

of

Illinois

and
California.

Two

putative

class

action

complaints,

which

have

been

consolidated,

have

been

filed

in

the

SDNY.

In

the

SDNY

class

action,

certain
of

the

plaintiff’s

claims

were

dismissed

in

November

2020.
Government

bond

civil

actions
In

a

putative

class

action

filed

in

the

SDNY

in

2019,

plaintiffs

alleged

that

BCI

and

certain

other

bond

dealers

conspired

to

fix

the

prices

of

US
government

sponsored

entity

bonds

in

violation

of

US

antitrust

law.

BCI

agreed

to

a

settlement

of

$87m,

which

received

final

court

approval

in
2020.

Separately,

various

entities

in

Louisiana,

including

the

Louisiana

Attorney

General

and

the

City

of

Baton

Rouge,

have

commenced
litigation

against

Barclays

Bank

PLC

and

other

financial

institutions

making

similar

allegations

as

the

SDNY

class

action

plaintiffs.
In

2018,

a

separate

putative

class

action

against

various

financial

institutions

including

Barclays

PLC,

Barclays

Bank

PLC,

BCI,

Barclays

Bank
Mexico,

S.A.,

and

certain

other

subsidiaries

of

the

Group

was

consolidated

in

the

SDNY.

The

plaintiffs

asserted

antitrust

and

state

law

claims
arising

out

of

an

alleged

conspiracy

to

fix

the

prices

of

Mexican

Government

bonds.

Barclays

PLC

has

settled

the

claim

for

$5.7m,

which

is
subject

to

final

court

approval.

Odd-lot

corporate

bonds

antitrust

class

action
In

2020,

BCI,

together

with

other

financial

institutions,

were

named

as

defendants

in

a

putative

class

action.

The

complaint

alleges

a

conspiracy
to

boycott

developing

electronic

trading

platforms

for

odd-lots

and

price

fixing.

Plaintiffs

demand

unspecified

money

damages.

The

defendants
have

filed

a

motion

to

dismiss.

Interest

rate

swap

and

credit

default

swap

US

civil

actions

Barclays

PLC,

Barclays

Bank

PLC

and

BCI,

together

with

other

financial

institutions

that

act

as

market

makers

for

interest

rate

swaps

(IRS)

are
named

as

defendants

in

several

antitrust

class

actions

which

were

consolidated

in

the

SDNY

in

2016.

The

complaints

allege

the

defendants
conspired

to

prevent

the

development

of

exchanges

for

IRS

and

demand

unspecified

money

damages.

In

2018,

trueEX

LLC

filed

an

antitrust

class

action

in

the

SDNY

against

a

number

of

financial

institutions

including

Barclays

PLC,

Barclays

Bank
PLC

and

BCI

based

on

similar

allegations

with

respect

to

trueEX

LLC’s

development

of

an

IRS

platform.

In

2017,

Tera

Group

Inc.

filed

a
separate

civil

antitrust

action

in

the

SDNY

claiming

that

certain

conduct

alleged

in

the

IRS

cases

also

caused

the

plaintiff

to

suffer

harm

with
respect

to

the

Credit

Default

Swaps

market.

In

2018

and

2019,

respectively,

the

court

dismissed

certain

claims

in

both

cases

for

unjust
enrichment

and

tortious

interference

but

denied

motions

to

dismiss

the

federal

and

state

antitrust

claims,

which

remain

pending.
BDC

Finance

L.L.C.

In

2008,

BDC

Finance

L.L.C.

(BDC)

filed

a

complaint

in

the

NY

Supreme

Court,

demanding

damages

of

$298m,

alleging

that

Barclays

Bank
PLC

had

breached

a

contract

in

connection

with

a

portfolio

of

total

return

swaps

governed

by

an

ISDA

Master

Agreement

(collectively,

the
Agreement).

Following

a

trial,

the

court

ruled

in

2018

that

Barclays

Bank

PLC

was

not

a

defaulting

party,

which

was

affirmed

on

appeal.

In
October

2020,

the

trial

court

granted

Barclays

Bank

PLC’s

motion

for

summary

judgment

on

its

counterclaims

against

BDC.

BDC

has

appealed.
In

2011,

BDC’s

investment

advisor,

BDCM

Fund

Adviser,

L.L.C.

and

its

parent

company,

Black

Diamond

Capital

Holdings,

L.L.C.

also

sued
Barclays

Bank

PLC

and

BCI

in

Connecticut

State

Court

for

unspecified

damages

allegedly

resulting

from

Barclays

Bank

PLC’s

conduct

relating
to

the

Agreement,

asserting

claims

for

violation

of

the

Connecticut

Unfair

Trade

Practices

Act

and

tortious

interference

with

business

and
prospective

business

relations.

This

case

is

currently

stayed.

Notes

to

the

financial

statements
Accruals,

provisions,

contingent

liabilities

and

legal

proceedings
274

Barclays

PLC

2020

Annual

Report

on

Form

20-F
Civil

actions

in

respect

of

the

US

Anti-Terrorism

Act

There

are

a

number

of

civil

actions,

on

behalf

of

more

than

4,000

plaintiffs,

filed

in

US

federal

courts

in

the

US

District

Court

in

the

Eastern
District

of

New

York

(EDNY)

and

SDNY

against

Barclays

Bank

PLC

and

a

number

of

other

banks.

The

complaints

generally

allege

that

Barclays
Bank

PLC

and

those

banks

engaged

in

a

conspiracy

to

facilitate

US

dollar-denominated

transactions

for

the

Government

of

Iran

and

various
Iranian

banks,

which

in

turn

funded

acts

of

terrorism

that

injured

or

killed

plaintiffs

or

plaintiffs’

family

members.

The

plaintiffs

seek

to

recover
damages

for

pain,

suffering

and

mental

anguish

under

the

provisions

of

the

US

Anti-Terrorism

Act,

which

allow

for

the

trebling

of

any

proven
damages.

The

court

granted

the

defendants’

motion

to

dismiss

three

actions

in

the

EDNY.

Plaintiffs

have

appealed

in

one

action.

The

court

also

granted
the

defendants’

motion

to

dismiss

another

action

in

the

SDNY.

The

remaining

actions

are

stayed

pending

decisions

in

these

cases.

Shareholder

derivative

action
A

purported

Barclays

shareholder

filed

a

putative

derivative

action

in

New

York

state

court

against

BCI

and

a

number

of

current

and

former
members

of

the

Board

of

Directors

of

Barclays

PLC

and

senior

executives

or

employees

of

the

Group.

The

shareholder

filed

the

claim

on

behalf
of

Barclays

PLC,

alleging

that

the

individual

defendants

harmed

the

company

through

breaches

of

their

duties

under

the

Companies

Act

2006.
The

plaintiff

seeks

damages

for

the

losses

that

Barclays

PLC

allegedly

suffered.

2.

Barclays

PLC,

Barclays

Bank

PLC

and

Barclays

Bank

UK

PLC
Investigation

into

collections

and

recoveries

relating

to

unsecured

lending
Since

2018,

the

FCA

has

been

investigating

whether

the

Group

implemented

effective

systems

and

controls

with

respect

to

collections

and
recoveries

and

whether

it

paid

due

consideration

to

the

interests

of

customers

in

default

and

arrears.

In

December

2020,

Barclays

Bank

UK

PLC
and

Barclays

Bank

PLC

settled

with

the

FCA

and

agreed

to

pay

a

total

penalty

of

£26m.
Investigation

into

UK

cards’

affordability
The

FCA

is

investigating

certain

aspects

of

the

affordability

assessment

processes

used

by

Barclays

Bank

UK

PLC

and

Barclays

Bank

PLC

for
credit

card

applications

made

to

Barclays’

UK

credit

card

business.

Barclays

is

providing

information

in

cooperation

with

the

investigation.
HM

Revenue

&

Customs

(HMRC)

assessments

concerning

UK

Value

Added

Tax

In

2018,

HMRC

issued

notices

that

have

the

effect

of

removing

certain

overseas

subsidiaries

that

have

operations

in

the

UK

from

Barclays’

UK
VAT

group,

in

which

group

supplies

between

members

are

generally

free

from

VAT.

The

notices

have

retrospective

effect

and

correspond

to
assessments

of

£181m

(inclusive

of

interest),

of

which

Barclays

would

expect

to

attribute

an

amount

of

approximately

£128m

to

Barclays

Bank
UK

PLC

and

£53m

to

Barclays

Bank

PLC.

HMRC’s

decision

has

been

appealed

to

the

First

Tier

Tribunal

(Tax

Chamber).
Local

authority

civil

actions

concerning

LIBOR

Following

settlement

by

Barclays

Bank

PLC

of

various

governmental

investigations

concerning

certain

benchmark

interest

rate

submissions
referred

to

above

in

‘Investigations

into

LIBOR

and

other

benchmarks

and

related

civil

actions’,

in

the

UK,

certain

local

authorities

have

brought
claims

against

Barclays

Bank

PLC

and

Barclays

Bank

UK

PLC

asserting

that

they

entered

into

loans

in

reliance

on

misrepresentations

made

by
Barclays

Bank

PLC

in

respect

of

its

conduct

in

relation

to

LIBOR.

Barclays

Bank

PLC

and

Barclays

Bank

UK

PLC

have

applied

to

strike

out

the
claims.
3.

Barclays

PLC
Alternative

trading

systems
Barclays

PLC

has

been

named

as

a

defendant

in

a

claim

brought

in

the

UK

in

the

High

Court

of

Justice

by

various

shareholders

regarding
Barclays

PLC’s

share

price

based

on

the

allegations

contained

within

a

complaint

by

the

New

York

State

Attorney

General

(NYAG)

in

2014.

The
NYAG

complaint

was

filed

against

Barclays

PLC

and

BCI

in

the

Supreme

Court

of

the

State

of

New

York

alleging,

among

other

things,

that
Barclays

PLC

and

BCI

engaged

in

fraud

and

deceptive

practices

in

connection

with

LX,

BCI’s

SEC-registered

alternative

trading

system.

Such
claim

was

settled

in

2016,

as

previously

disclosed.

This

new

shareholder

claim

is

seeking

unquantified

damages,

although

Barclays

PLC

has
not

yet

been

served.
General
The

Group

is

engaged

in

various

other

legal,

competition

and

regulatory

matters

in

the

UK,

the

US

and

a

number

of

other

overseas

jurisdictions.
It

is

subject

to

legal

proceedings

brought

by

and

against

the

Group

which

arise

in

the

ordinary

course

of

business

from

time

to

time,

including
(but

not

limited

to)

disputes

in

relation

to

contracts,

securities,

debt

collection,

consumer

credit,

fraud,

trusts,

client

assets,

competition,

data
management

and

protection,

intellectual

property,

money

laundering,

financial

crime,

employment,

environmental

and

other

statutory

and
common

law

issues.
The

Group

is

also

subject

to

enquiries

and

examinations,

requests

for

information,

audits,

investigations

and

legal

and

other

proceedings

by
regulators,

governmental

and

other

public

bodies

in

connection

with

(but

not

limited

to)

consumer

protection

measures,

compliance

with
legislation

and

regulation,

wholesale

trading

activity

and

other

areas

of

banking

and

business

activities

in

which

the

Group

is

or

has

been
engaged.

The

Group

is

cooperating

with

the

relevant

authorities

and

keeping

all

relevant

agencies

briefed

as

appropriate

in

relation

to

these
matters

and

others

described

in

this

note

on

an

ongoing

basis.
At

the

present

time,

Barclays

PLC

does

not

expect

the

ultimate

resolution

of

any

of

these

other

matters

to

have

a

material

adverse

effect

on

the
Group’s

financial

position.

However,

in

light

of

the

uncertainties

involved

in

such

matters

and

the

matters

specifically

described

in

this

note,

there
can

be

no

assurance

that

the

outcome

of

a

particular

matter

or

matters

(including

formerly

active

matters

or

those

matters

arising

after

the

date
of

this

note)

will

not

be

material

to

Barclays

PLC’s

results,

operations

or

cash

flow

for

a

particular

period,

depending

on,

among

other

things,

the
amount

of

the

loss

resulting

from

the

matter(s)

and

the

amount

of

profit

otherwise

reported

for

the

reporting

period.

Notes

to

the

financial

statements
Capital

instruments,

equity

and

reserves
275

Barclays

PLC

2020

Annual

Report

on

Form

20-F
The

notes

included

in

this

section

focus

on

the

Group’s

loan

capital

and

shareholders’

equity

including

issued

share

capital,

retained

earnings,
other

equity

balances

and

interests

of

minority

shareholders

in

our

subsidiary

entities

(non-controlling

interests).

For

more

information

on

capital
management

and

how

the

Group

maintains

sufficient

capital

to

meet

our

regulatory

requirements

refer

to

the

Capital

risk

management

section.
27

Subordinated

liabilities
Accounting

for

subordinated

liabilities
Subordinated

liabilities

are

measured

at

amortised

cost

using

the

effective

interest

method

under

IFRS

9.
2020 2019
£m £m
As

at

1

January
18,156 20,559
Issuances 1,438 1,352
Redemptions (3,464) (3,248)
Other 211 (507)
As

at

31

December
16,341 18,156
Issuances

of

£1,438m

comprise

£782m

USD

3.564%

Fixed

Rate

Resetting

Subordinated

Callable

Notes

and

£500m

3.75%

Fixed

Rate
Resetting

Subordinated

Callable

Notes,

both

issued

externally

by

Barclays

PLC

and

£156m

USD

Floating

Rate

Notes

issued

externally

by

a
Barclays

subsidiary.
Redemptions

of

£3,464m

comprise

a

£1,126m

partial

redemption

of

USD

7.625%

Contingent

Capital

Notes

issued

externally

by

Barclays

Bank
PLC

and

full

redemptions

of

£1,124m

EUR

2.625%

Fixed

Rate

Subordinated

Callable

Notes

issued

externally

by

Barclays

PLC,

£842m

USD
5.14%

Lower

Tier

2

Notes

issued

externally

by

Barclays

Bank

PLC

and

£342m

USD

Floating

Rate

Notes

and

£30m

USD

Fixed

Rate

Notes,
both

issued

externally

by

Barclays

subsidiaries.
Other

movements

predominantly

include

foreign

exchange

movements

and

fair

value

hedge

adjustments.
Subordinated

liabilities

include

accrued

interest

and

comprise

undated

and

dated

subordinated

liabilities

as

follows:
2020 2019
£m £m
Undated

subordinated

liabilities
308 303
Dated

subordinated

liabilities
16,033 17,853
Total

subordinated

liabilities
16,341 18,156
None

of

the

Group’s

subordinated

liabilities

are

secured.
Undated

subordinated

liabilities
a
2020 2019
Initial

call

date
£m £m
Barclays

Bank

PLC

issued
Tier

One

Notes

(TONs)
6%

Callable

Perpetual

Core

Tier

One

Notes
2032
17
16
6.86%

Callable

Perpetual

Core

Tier

One

Notes

(USD

179m)
2032
205
203
Reserve

Capital

Instruments

(RCIs)
5.3304%

Step-up

Callable

Perpetual

Reserve

Capital

Instruments
2036
56
53
Undated

Notes
Junior

Undated

Floating

Rate

Notes

(USD

38m)
Any

interest

payment

date
28
29
Total

undated

subordinated

liabilities
308
303

Note
a

Instrument

values

are

disclosed

to

the

nearest

million
.
Undated

subordinated

liabilities
Undated

subordinated

liabilities

are

issued

by

Barclays

Bank

PLC

and

its

subsidiaries

for

the

development

and

expansion

of

the

business

and

to
strengthen

the

capital

bases.

The

principal

terms

of

the

undated

subordinated

liabilities

are

described

below:
Subordination
All

undated

subordinated

liabilities

rank

behind

the

claims

against

the

bank

of

depositors

and

other

unsecured

unsubordinated

creditors

and
holders

of

dated

subordinated

liabilities

in

the

following

order:

Junior

Undated

Floating

Rate

Notes;

followed

by

TONs

and

RCIs

ranking

pari
passu

with

each

other.
Interest
The

Junior

Undated

Notes

are

floating

rate

notes

where

rates

are

fixed

periodically

in

advance

based

on

the

related

market

rate.
The

TONs

and

RCIs

bear

a

fixed

rate

of

interest

until

the

initial

call

date.

After

the

initial

call

date,

in

the

event

that

they

are

not

redeemed,

the
TONs

and

RCIs

will

bear

interest

at

rates

fixed

periodically

in

advance

based

on

market

rates.

Notes

to

the

financial

statements
Capital

instruments,

equity

and

reserves
276

Barclays

PLC

2020

Annual

Report

on

Form

20-F
Payment

of

interest
No

payment

of

principal

or

any

interest

may

be

made

in

relation

to

the

TONs

and

RCIs

unless

Barclays

Bank

PLC

satisfies

a

specified

solvency
test.
Barclays

Bank

PLC

may

elect

to

defer

any

payment

of

interest

on

the

RCIs.

Any

such

deferred

payment

of

interest

must

be

paid

on

the

earlier
of:

(i)

the

date

of

redemption

of

the

RCIs,

and

(ii)

the

coupon

payment

date

falling

on

or

nearest

to

the

tenth

anniversary

of

the

date

of

deferral

of
such

payment.

Whilst

such

deferral

is

continuing,

(i)

neither

Barclays

Bank

PLC

nor

Barclays

PLC

may

declare

or

pay

a

dividend,

subject

to
certain

exceptions,

on

any

of

its

ordinary

shares

or

preference

shares

and

(ii)

certain

restrictions

on

the

redemption,

purchase

or

reduction

of
their

respective

share

capital

and

certain

other

securities

also

apply.
Barclays

Bank

PLC

may

elect

to

defer

any

payment

of

interest

on

the

TONs

if

it

determines

that

it

is,

or

such

payment

would

result

in

it

being,

in
non-compliance

with

capital

adequacy

requirements

and

policies

of

the

PRA.

Any

such

deferred

payment

of

interest

will

only

be

payable

on

a
redemption

of

the

TONs.

Until

such

time

as

Barclays

Bank

PLC

next

makes

a

payment

of

interest

on

the

TONs,

(i)

neither

Barclays

Bank

PLC
nor

Barclays

PLC

may

declare

or

pay

a

dividend,

subject

to

certain

exceptions,

on

any

of

their

respective

ordinary

shares

or

preference

shares,
or

make

payments

of

interest

in

respect

of

Barclays

Bank

PLC’s

Reserve

Capital

Instruments

and

(ii)

certain

restrictions

on

the

redemption,
purchase

or

reduction

of

their

respective

share

capital

and

certain

other

securities

also

apply.
Repayment
All

undated

subordinated

liabilities

are

repayable

at

the

option

of

Barclays

Bank

PLC,

generally

in

whole,

at

the

initial

call

date

and

on

any
subsequent

coupon

or

interest

payment

date.

In

addition,

each

issue

of

undated

subordinated

liabilities

is

repayable,

at

the

option

of

Barclays
Bank

PLC

in

whole

for

certain

tax

reasons,

either

at

any

time,

or

on

an

interest

payment

date.

There

are

no

events

of

default

except

non-
payment

of

principal

or

mandatory

interest.

Any

repayments

require

the

prior

consent

of

the

PRA.
Other
All

issues

of

undated

subordinated

liabilities

are

non-convertible.
Dated

subordinated

liabilities
a
2020 2019
Initial

call

date
Maturity

date
£m £m
Barclays

PLC

issued
2.625%

Fixed

Rate

Subordinated

Callable

Notes

(EUR

1,250m)
2020 2025
-
1,072
2%

Fixed

Rate

Subordinated

Callable

Notes

(EUR

1,500m)
2023 2028
1,384
1,309
4.375%

Fixed

Rate

Subordinated

Notes

(USD

1,250m)

2024
990
995
3.75%

Fixed

Rate

Resetting

Subordinated

Callable

Notes

(SGD

200m)
2025 2030
119
116
3.75%

Fixed

Rate

Resetting

Subordinated

Callable

Notes

(GBP

500m)
2025 2030
504
-
5.20%

Fixed

Rate

Subordinated

Notes

(USD

2,050m)
2026
1,610
1,561
4.836%

Fixed

Rate

Subordinated

Callable

Notes

(USD

2,000m)
2027 2028
1,627
1,578
5.088%

Fixed-to-Floating

Rate

Subordinated

Callable

Notes

(USD

1,500m)
2029 2030
1,213
1,152
3.564%

Fixed

Rate

Resetting

Subordinated

Callable

Notes

(USD

1,000m)
2030 2035
703
-
Barclays

Bank

PLC

issued
5.14%

Lower

Tier

2

Notes

(USD

1,094m)
2020
-
832
6%

Fixed

Rate

Subordinated

Notes

(EUR

1,500m)
2021
1,427
1,375
9.5%

Subordinated

Bonds

(ex-Woolwich

Plc)
2021
221
239
Subordinated

Floating

Rate

Notes

(EUR

100m)
2021
90
85
10%

Fixed

Rate

Subordinated

Notes

2021
2,108
2,157
10.179%

Fixed

Rate

Subordinated

Notes

(USD

1,521m)
2021
1,101
1,123
Subordinated

Floating

Rate

Notes

(EUR

50m)
2022
45
43
6.625%

Fixed

Rate

Subordinated

Notes

(EUR

1,000m)
2022
982
957
7.625%

Contingent

Capital

Notes

(USD

3,000m)
2022
1,132
2,284
Subordinated

Floating

Rate

Notes

(EUR

50m)
2023
45
42
5.75%

Fixed

Rate

Subordinated

Notes
2026
351
350
5.4%

Reverse

Dual

Currency

Subordinated

Loan

(JPY

15,000m)
2027
108
105
6.33%

Subordinated

Notes

2032
64
62
Subordinated

Floating

Rate

Notes

(EUR

68m)
2040 61 58
External

issuances

by

other

subsidiaries
2025
146
358
Total

dated

subordinated

liabilities
16,033 17,853

Note
a

Instrument

values

are

disclosed

to

the

nearest

million
.
Dated

subordinated

liabilities
Dated

subordinated

liabilities

are

issued

by

Barclays

PLC,

Barclays

Bank

PLC

and

its

subsidiaries

for

the

development

and

expansion

of

their
business

and

to

strengthen

their

respective

capital

bases.

The

principal

terms

of

the

dated

subordinated

liabilities

are

described

below:
Subordination

Notes

to

the

financial

statements
Capital

instruments,

equity

and

reserves
277

Barclays

PLC

2020

Annual

Report

on

Form

20-F
Dated

subordinated

liabilities

issued

by

Barclays

PLC

ranks

behind

the

claims

against

Barclays

PLC

of

unsecured

unsubordinated

creditors

but
before

the

claims

of

the

holders

of

its

equity.
All

dated

subordinated

liabilities

externally

issued

by

Barclays

Bank

PLC

rank

behind

the

claims

against

the

bank

of

depositors

and

other
unsecured

unsubordinated

creditors

but

before

the

claims

of

the

undated

subordinated

liabilities

and

the

holders

of

its

equity.

The

dated
subordinated

liabilities

externally

issued

by

other

subsidiaries

are

similarly

subordinated

as

the

external

subordinated

liabilities

issued

by
Barclays

Bank

PLC.
Interest
Interest

on

the

Floating

Rate

Notes

is

fixed

periodically

in

advance,

based

on

the

related

market

rates.

Interest

on

Fixed

Rate

Notes

is

set

by

reference

to

market

rates

at

the

time

of

issuance

and

fixed

until

maturity.
Interest

on

the

4.836%

Fixed

Rate

Subordinated

Callable

Notes,

2%

Fixed

Rate

Subordinated

Callable

Notes

3.75%

SGD

Fixed

Rate

Resetting
Subordinated

Callable

Notes,

3.75%

GBP

Fixed

Rate

Resetting

Subordinated

Callable

Notes

and

the

3.564%

Fixed

Rate

Resetting
Subordinated

Callable

Notes
are

fixed

until

the

call

date.

After

the

respective

call

dates,

in

the

event

that

they

are

not

redeemed,

the

interest
rates

will

be

reset

and

fixed

until

maturity

based

on

a

market

rate.

Interest

on

the

5.088%

Fixed-to-Floating

Rate

Subordinated

Callable

Notes
are

fixed

until

the

call

date.

After

the

call

date,

in

the

event

that

they

are

not

redeemed,

the

interest

rate

will

reset

periodically

in

advance

based
on

market

rates.
Repayment
Those

subordinated

liabilities

with

a

call

date

are

repayable

at

the

option

of

the

issuer,

on

conditions

governing

the

respective

debt

obligations,
some

in

whole

or

in

part,

and

some

only

in

whole.

The

remaining

dated

subordinated

liabilities

outstanding

at

31

December

2020

are
redeemable

only

on

maturity,

subject

in

particular

cases

to

provisions

allowing

an

early

redemption

in

the

event

of

certain

changes

in

tax

law,

or
to

certain

changes

in

legislation

or

regulations.

Any

repayments

prior

to

maturity

require,

in

the

case

of

Barclays

PLC

and

Barclays

Bank

PLC,

the

prior

consent

of

the

PRA,

or

in

the

case

of
the

overseas

issues,

the

approval

of

the

local

regulator

for

that

jurisdiction

and

of

the

PRA

in

certain

circumstances.
There

are

no

committed

facilities

in

existence

at

the

balance

sheet

date

which

permit

the

refinancing

of

debt

beyond

the

date

of

maturity.
Other
The

7.625%

Contingent

Capital

Notes

will

be

automatically

transferred

from

investors

to

Barclays

PLC

(or

another

entity

within

the

Group)

for

nil
consideration

in

the

event

the

Barclays

PLC

transitional

CET1

ratio

falls

below

7%.
28

Ordinary

shares,

share

premium,

and

other

equity
Called

up

share

capital,

allotted

and

fully

paid
Number

of
shares
Ordinary

share
capital
Ordinary

share
premium
Total

share
capital

and
share

premium

Other
equity
instruments
m £m £m £m £m
As

at

1

January

2020
17,322 4,331 263 4,594 10,871
Issued

to

staff

under

share

incentive

plans
37 9 34 43 -
AT1

securities

issuance
- - - - 1,142
AT1

securities

redemption
- - - - (831)
Other

movements
- - - - (10)
As

at

31

December

2020
17,359 4,340 297 4,637 11,172
As

at

1

January

2019
17,133 4,283 28 4,311 9,632
Issued

to

staff

under

share

incentive

plans
76 19 82 101 -
Issuances

relating

to

Scrip

Dividend

Programme
113 29 153 182 -
AT1

securities

issuance
- - - - 3,500
AT1

securities

redemption
- - - - (2,262)
Other

movements
- - - - 1
As

at

31

December

2019
17,322 4,331 263 4,594 10,871
Called

up

share

capital
Called

up

share

capital

comprises

17,359m

(2019:

17,322m)

ordinary

shares

of

25p

each.

Share

repurchase
At

the

2020

AGM

on

7

May

2020,

Barclays

PLC

was

authorised

to

repurchase

up

to

an

aggregate

of

1,733m

of

its

ordinary

shares

of

25p.

The
authorisation

is

effective

until

the

AGM

in

2021

or

the

close

of

business

on

30

June

2021,

whichever

is

the

earlier.

No

share

repurchases

were
made

during

either

2020

or

2019.

Notes

to

the

financial

statements
Capital

instruments,

equity

and

reserves
278

Barclays

PLC

2020

Annual

Report

on

Form

20-F
Other

equity

instruments
Other

equity

instruments

of

£11,172

m

(2019:

£10,871m)

include

AT1

securities

issued

by

Barclays

PLC.

The

AT1

securities

are

perpetual
securities

with

no

fixed

maturity

and

are

structured

to

qualify

as

AT1

instruments

under

prevailing

capital

rules

applicable

as

at

the

relevant
issue

date.
In

2020,

there

was

one

issuance

of

AT1

instruments,

in

the

form

of

Fixed

Rate

Resetting

Perpetual

Subordinated

Contingent

Convertible
Securities

(2019:

three

issuances),

totalling

£1,142m

(2019:

£3,500m)

which

includes

issuance

costs

of

£4m

(2019:

£11m)

.

There

was

also

one
redemption

in

2020

(2019:

three

redemptions),

totalling

£831m

(2019:

£2,262m).
AT1

equity

instruments
2020 2019
Initial

call

date
£m £m
AT1

equity

instruments

-

Barclays

PLC
8.0%

Perpetual

Subordinated

Contingent

Convertible

Securities

(EUR

1,000m)
2020
-
830
7.875%

Perpetual

Subordinated

Contingent

Convertible

Securitiesª
2022
986
995
7.875%

Perpetual

Subordinated

Contingent

Convertible

Securities

(USD

1,500m)
2022
1,131
1,131
7.25%

Perpetual

Subordinated

Contingent

Convertible

Securities
2023
1,245
1,245
7.75%

Perpetual

Subordinated

Contingent

Convertible

Securities

(USD

2,500m)
2023
1,925
1,925
5.875%

Perpetual

Subordinated

Contingent

Convertible

Securities
2024
1,244
1,244
8%

Perpetual

Subordinated

Contingent

Convertible

Securities

(USD

2,000m)
2024
1,509
1,509
7.125%

Perpetual

Subordinated

Contingent

Convertible

Securitiesª
2025
994
996
6.375%

Perpetual

Subordinated

Contingent

Convertible

Securities
2025
996
996
6.125%

Perpetual

Subordinated

Contingent

Convertible

Securities

(USD

1,500m)
2025
1,142
-
Total

AT1

equity

instruments
11,172
10,871

Note
a

Reported

net

of

securities

held

by

the

Group.
The

principal

terms

of

the

AT1

securities

are

described

below:
◾

AT1

securities

rank

behind

the

claims

against

Barclays

PLC

of

1)

unsubordinated

creditors;

2)

claims

which

are

expressed

to

be

subordinated
to

the

claims

of

unsubordinated

creditors

of

Barclays

PLC

but

not

further

or

otherwise;

or

3)

claims

which

are,

or

are

expressed

to

be,

junior

to
the

claims

of

other

creditors

of

Barclays

PLC,

whether

subordinated

or

unsubordinated,

other

than

claims

which

rank,

or

are

expressed

to
rank,

pari

passu

with,

or

junior

to,

the

claims

of

holders

of

the

AT1

securities.
◾

AT1

securities

are

undated

and

are

redeemable,

at

the

option

of

Barclays

PLC,

in

whole

on

(i)

the

initial

call

date,

or

on

any

fifth

anniversary
after

the

initial

call

date

or

(ii)

any

day

falling

in

a

named

period

ending

on

the

initial

reset

date,

or

on

any

fifth

anniversary

after

the

initial

reset
date.

In

addition,

the

AT1

securities

are

redeemable,

at

the

option

of

Barclays

PLC,

in

whole

in

the

event

of

certain

changes

in

the

tax

or
regulatory

treatment

of

the

securities.

Any

redemptions

require

the

prior

consent

of

the

PRA.
◾

AT1

securities

bear

a

fixed

rate

of

interest

until

the

initial

call

date

or

the

initial

reset

date,

as

the

case

may

be.

After

the

initial

call

date

or

the
initial

reset

date,

as

the

case

may

be,

in

the

event

that

they

are

not

redeemed,

the

AT1

securities

will

bear

interest

at

rates

fixed

periodically

in
advance

for

five-year

periods

based

on

market

rates.
◾

Interest

on

the

AT1

securities

will

be

due

and

payable

only

at

the

sole

discretion

of

Barclays

PLC,

and

Barclays

PLC

has

sole

and

absolute
discretion

at

all

times

and

for

any

reason

to

cancel

(in

whole

or

in

part)

any

interest

payment

that

would

otherwise

be

payable

on

any

interest
payment

date.
All

AT1

securities

will

be

converted

into

ordinary

shares

of

Barclays

PLC,

at

a

pre-determined

price,

should

the

fully

loaded

CET1

ratio

of

the
Group

fall

below

7%.

Notes

to

the

financial

statements
Capital

instruments,

equity

and

reserves
279

Barclays

PLC

2020

Annual

Report

on

Form

20-F
29

Reserves

Currency

translation

reserve

The

currency

translation

reserve

represents

the

cumulative

gains

and

losses

on

the

retranslation

of

the

Group’s

net

investment

in

foreign
operations,

net

of

the

effects

of

hedging.
Fair

value

through

other

comprehensive

income

reserve

The

fair

value

through

other

comprehensive

income

reserve

represents

the

changes

in

the

fair

value

of

fair

value

through

other

comprehensive
income

investments

since

initial

recognition.
Cash

flow

hedging

reserve
The

cash

flow

hedging

reserve

represents

the

cumulative

gains

and

losses

on

effective

cash

flow

hedging

instruments

that

will

be

recycled

to
profit

or

loss

when

the

hedged

transactions

affect

profit

or

loss.
Own

credit

reserve
The

own

credit

reserve

reflects

the

cumulative

own

credit

gains

and

losses

on

financial

liabilities

at

fair

value.

Amounts

in

the

own

credit

reserve
are

not

recycled

to

profit

or

loss

in

future

periods.
Other

reserves

and

treasury

shares
Other

reserves

relate

to

redeemed

ordinary

and

preference

shares

issued

by

the

Group.

Treasury

shares

relate

to

Barclays

PLC

shares

held

in

relation

to

the

Group’s

various

share

schemes.

These

schemes

are

described

in

Note

32.
Treasury

shares

are

deducted

from

shareholders’

equity

within

other

reserves.

A

transfer

is

made

to

retained

earnings

in

line

with

the

vesting

of
treasury

shares

held

for

the

purposes

of

share-based

payments.
2020 2019
£m £m
Currency

translation

reserve
2,871 3,344
Fair

value

through

other

comprehensive

income

reserve
5 (187)
Cash

flow

hedging

reserve
1,575 1,002
Own

credit

reserve
(954) (373)
Other

reserves

and

treasury

shares
964 974
Total 4,461 4,760
30

Non-controlling

interests
Profit

attributable

to

non-
controlling

interest
Equity

attributable

to

non-
controlling

interest
Dividends

paid

to

non-
controlling

interest
2020 2019 2020 2019 2020 2019
£m £m £m £m £m £m
Barclays

Bank

PLC

issued:
–

Preference

shares
42
41
529
529
42
41
–

Upper

Tier

2

instruments
37
39
533
691
37
39
Other

non-controlling

interests
(1)
-
23
11
-
-
Total 78 80 1,085 1,231 79 80
In

2020,

there

were

no

issuances

(2019:

none)

and

one

redemption

of

£158m

(2019:

none)

relating

to

the

7.125%

Undated

Subordinated

Notes.
Barclays

Bank

PLC

and

protective

rights

of

non-controlling

interests
Barclays

PLC

holds

100%

of

the

voting

rights

of

Barclays

Bank

PLC.

As

at

31

December

2020,

Barclays

Bank

PLC

has

in

issue

preference
shares

and

Upper

Tier

2

instruments.
These

are

non-controlling

interests

to

the

Group.
A

fixed

coupon

rate

is

attached

to

all

Upper

Tier

2

instruments

until

the

initial

call

date,

with

the

exception

of

the

9%

Bonds,

which

are

fixed

for
the

life

of

the

issue

and

the

Series

1,

Series

2

and

Series

3

Undated

Notes,

which

are

floating

rate

at

rates

fixed

periodically

in

advance

based
on

market

rates.
After

the

initial

call

date,

in

the

event

they

are

not

redeemed,

coupon

payments

in

relation

to

the

6.125%

Undated

Notes,

and

the

9.25%

Bonds
are

fixed

periodically

in

advance

for

five-year

periods

based

on

market

rates.

Coupon

payments

for

all

other

Upper

Tier

2

instruments

are

at
rates

fixed

periodically

in

advance

based

on

market

rates.
The

payment

of

preference

share

dividends

and

Upper

Tier

2

coupons

are

typically

at

the

discretion

of

Barclays

Bank

PLC,

except

for

coupon
payments

that

become

compulsory

where

Barclays

PLC

has

declared

or

paid

a

dividend

on

ordinary

shares,

or

in

certain

cases,

any

class

of
preference

shares,

in

the

preceding

six-month

period.

Barclays

Bank

PLC

is

not

obliged

to

make

a

payment

of

interest

on

its

9.25%

Perpetual
Subordinated

Bonds

if,

in

the

immediately

preceding

12

month

interest

period,

a

dividend

has

not

been

paid

on

any

class

of

its

share

capital.
Coupons

not

paid

becomes

payable

in

each

case

if

such

a

dividend

is

subsequently

paid

or

in

certain

other

circumstances.

No

dividend

or
coupon

payments

may

be

made

unless

Barclays

Bank

PLC

satisfies

a

specified

solvency

test.
Under

the

terms

of

these

instruments,

Barclays
PLC

may

not

pay

dividends

on

ordinary

shares

until

a

dividend

or

coupon

is

next

paid

on

these

instruments

or

the

instruments

are

redeemed

or
purchased

by

Barclays

Bank

PLC.

There

are

no

restrictions

on

Barclays

Bank

PLC’s

ability

to

remit

capital

to

the

Parent

as

a

result

of

these
issued

instruments.
Preference

share

redemptions

are

typically

at

the

discretion

of

Barclays

Bank

PLC.

Upper

Tier

2

instruments

are

repayable,

at

the

option

of
Barclays

Bank

PLC

generally

in

whole

at

the

initial

call

date

and

on

any

subsequent

coupon

payment

date

or,

in

the

case

of

the

6.125%

Notes

to

the

financial

statements
Capital

instruments,

equity

and

reserves
280

Barclays

PLC

2020

Annual

Report

on

Form

20-F
Undated

Notes

and

the

9.25%

Perpetual

Bonds,

on

any

fifth

anniversary

after

the

initial

call

date.

In

addition,

each

issue

of

Upper

Tier

2
instruments

is

repayable,

at

the

option

of

Barclays

Bank

PLC,

in

whole

for

certain

tax

reasons,

either

at

any

time,

or

on

an

interest

payment
date.

There

are

no

events

of

default

except

non-payment

of

principal

or

mandatory

interest.

Any

repayments

or

redemptions

require

the

prior
consent

of

the

PRA,

and

in

respect

of

the

preference

shares,

any

such

redemption

will

be

subject

to

the

Companies

Act

2006

and

the

Articles

of
Barclays

Bank

PLC.
2020 2019
Instrument
£m £m
Preference

Shares:
US

Dollar

Preference

Shares
318
318
Euro

Preference

Shares
211
211
Total

Barclays

Bank

PLC

Preference

Shares
529 529
Upper

Tier

2

Instruments:
Undated

Floating

Rate

Primary

Capital

Notes

Series

1
93 93
Undated

Floating

Rate

Primary

Capital

Notes

Series

2
179 179
5.03%

Undated

Reverse

Dual

Currency

Subordinated

Loan

(JPY8bn)
39 39
5.0%

Reverse

Dual

Currency

Undated

Subordinated

Loan

(JPY12bn)
53 53
Undated

Floating

Rate

Primary

Capital

Notes

Series

3

(£145m)
20 20
9%

Permanent

Interest

Bearing

Capital

Bonds

(£100m)
40 40
7.125%

Undated

Subordinated

Notes

(£525m)
- 158
6.125%

Undated

Subordinated

Notes

(£550m)
34 34
9.25%

Perpetual

Subordinated

Bonds

(ex

Woolwich)

(£150m)
75 75
Total

Upper

Tier

2

Instruments
533
691

Notes

to

the

financial

statements
Employee

benefits
281

Barclays

PLC

2020

Annual

Report

on

Form

20-F
The

notes

included

in

this

section

focus

on

the

costs

and

commitments

associated

with

employing

our

staff.
31

Staff

costs
Accounting

for

staff

costs
The

Group

applies

IAS

19
Employee

benefits

in

its

accounting

for

most

of

the

components

of

staff

costs.
Short-term

employee

benefits

–

salaries,

accrued

performance

costs

and

social

security

are

recognised

over

the

period

in

which

the

employees
provide

the

services

to

which

the

payments

relate.
Performance

costs

–

recognised

to

the

extent

that

the

Group

has

a

present

obligation

to

its

employees

that

can

be

measured

reliably

and

are
recognised

over

the

period

of

service

that

employees

are

required

to

work

to

qualify

for

the

payments.
Deferred

cash

and

share

awards

are

made

to

employees

to

incentivise

performance

over

the

period

employees

provide

services.

To

receive
payment

under

an

award,

employees

must

provide

service

over

the

vesting

period.

The

period

over

which

the

expense

for

deferred

cash

and
share

awards

is

recognised

is

based

upon

the

period

employees

consider

their

services

contribute

to

the

awards.

For

past

awards,

the

Group
considers

that

it

is

appropriate

to

recognise

the

awards

over

the

period

from

the

date

of

grant

to

the

date

that

the

awards

vest.

In

relation

to
awards

granted

from

2017,

the

Group,

taking

into

account

the

changing

employee

understanding

surrounding

those

awards,

considered

it
appropriate

for

expense

to

be

recognised

over

the

vesting

period

including

the

financial

year

prior

to

the

grant

date.

The

accounting

policies

for

share-based

payments,

and

pensions

and

other

post-retirement

benefits

are

included

in

Note

32

and

Note

33
respectively.
2020 2019 2018
£m £m £m
Incentive

awards

granted:
Current

year

bonus
1,090 1,058 1,131
Deferred

bonus
490 432 518
Total

incentive

awards

granted
1,580
1,490 1,649
Reconciliation

of

incentive

awards

granted

to

income

statement

charge:
Less:

deferred

bonuses

granted

but

not

charged

in

current

year
(335)
(293) (359)
Add:

current

year

charges

for

deferred

bonuses

from

previous

years
293
308 299
Other

differences

between

incentive

awards

granted

and

income

statement

charge
(34)
(48) (33)
Income

statement

charge

for

performance

costs
1,504 1,457 1,556
Other

income

statement

charges:
Salaries 4,322 4,332 4,200
Social

security

costs
613 573 558
Post-retirement

benefits
a 519 501 619
Other

compensation

costs
479 480 413
Total

compensation

costs
b 7,437 7,343 7,346
Other

resourcing

costs:
Outsourcing 342 433 594
Redundancy

and

restructuring
102 132 133
Temporary

staff

costs
102 256 386
Other 114 151 170
Total

other

resourcing

costs
660 972 1,283
Total

staff

costs
8,097 8,315 8,629

Notes
a

Post-retirement

benefits

charge

includes

£279m

(2019:

£270m;

201

8:

£236m)

in

respect

of

defined

contribution

schemes

and

£240m

(2019:

£231m;

201

8:

£383m)

in

respect
of

defined

benefit

schemes.

b

£451m

(2019:

£439m;

201

8:

£296

m)

of

Group

compensation

was

capitalised

as

internally

generated

software.

Notes

to

the

financial

statements
Employee

benefits
282

Barclays

PLC

2020

Annual

Report

on

Form

20-F
32

Share-based

payments

Accounting

for

share-based

payments
The

Group

applies

IFRS

2
Share-based

Payments

in

accounting

for

employee

remuneration

in

the

form

of

shares.

Employee

incentives

include

awards

in

the

form

of

shares

and

share

options,

as

well

as

offering

employees

the

opportunity

to

purchase

shares
on

favourable

terms.

The

cost

of

the

employee

services

received

in

respect

of

the

shares

or

share

options

granted

is

recognised

in

the

income
statement

over

the

period

that

employees

provide

services.

The

overall

cost

of

the

award

is

calculated

using

the

number

of

shares

and

options
expected

to

vest

and

the

fair

value

of

the

shares

or

options

at

the

date

of

grant.

The

number

of

shares

and

options

expected

to

vest

takes

into

account

the

likelihood

that

performance

and

service

conditions

included

in

the
terms

of

the

awards

will

be

met.

Failure

to

meet

the

non-vesting

condition

is

treated

as

a

cancellation,

resulting

in

an

acceleration

of

recognition
of

the

cost

of

the

employee

services.
The

fair

value

of

shares

is

the

market

price

ruling

on

the

grant

date,

in

some

cases

adjusted

to

reflect

restrictions

on

transferability.

The

fair
value

of

options

granted

is

determined

using

option

pricing

models

to

estimate

the

numbers

of

shares

likely

to

vest.

These

take

into

account

the
exercise

price

of

the

option,

the

current

share

price,

the

risk-free

interest

rate,

the

expected

volatility

of

the

share

price

over

the

life

of

the

option
and

other

relevant

factors.

Market

conditions

that

must

be

met

in

order

for

the

award

to

vest

are

also

reflected

in

the

fair

value

of

the

award,

as
are

any

other

non-vesting

conditions

–

such

as

continuing

to

make

payments

into

a

share-based

savings

scheme.

The

charge

for

the

year

arising

from

share-based

payment

schemes

was

as

follows:
Charge

for

the

year
2020 2019 2018
£m
£m £m
Deferred

Share

Value

Plan

and

Share

Value

Plan
245 272 262
Others 184 206 187
Total

equity

settled
429 478 449
Cash

settled
2
3 1
Total

share-based

payments

431
481 450
The

terms

of

the

main

current

plans

are

as

follows:
Share

Value

Plan

(SVP)
The

SVP

was

introduced

in

March

2010.

SVP

awards

have

been
granted

to

participants

in

the

form

of

a

conditional

right

to

receive

Barclays
PLC

shares

or

provisional

allocations

of

Barclays

PLC

shares

which

vest

or

are

considered

for

release

over

a

period

of

three,

five

or

seven
years.

Participants

do

not

pay

to

receive

an

award

or

to

receive

a

release

of

shares.

For

awards

granted

before

December

2017,

the

grantor
may

also

make

a

dividend

equivalent

payment

to

participants

on

release

of

a

SVP

award.

SVP

awards

are

also

made

to

eligible

employees

for
recruitment

purposes.

All

awards

are

subject

to

potential

forfeiture

in

certain

leaver

scenarios.
Deferred

Share

Value

Plan

(DSVP)
The

DSVP

was

introduced

in

February

2017.

The

terms

of

the

DSVP

are

materially

the

same

as

the

terms

of

the

SVP

as

described

above,

save
that

Executive

Directors

are

not

eligible

to

participate

in

the

DSVP

and

the

DSVP

operates

over

market

purchase

shares

only.
Other

schemes

In

addition

to

the

SVP

and

DSVP,

the

Barclays

Group

operates

a

number

of

other

schemes

settled

in

Barclays

PLC

Shares

including

Sharesave
(both

UK

and

Ireland),

Sharepurchase

(both

UK

and

overseas),

and

the

Barclays

Group

Long

Term

Incentive

Plan.

A

delivery

of

upfront

shares
to

‘Material

Risk

Takers’

can

be

made

as

a

Share

Incentive

Award

(Holding

Period).
Share

option

and

award

plans
The

weighted

average

fair

value

per

award

granted,

weighted

average

share

price

at

the

date

of

exercise/release

of

shares

during

the

year,
weighted

average

contractual

remaining

life

and

number

of

options

and

awards

outstanding

(including

those

exercisable)

at

the

balance

sheet
date

were

as

follows:
2020 2019
Weighted
average

fair
value

per

award
granted

in

year
Weighted
average

share
price

at
exercise/release
during

year
Weighted
average
remaining
contractual
life
Number

of
options/
awards
outstanding
Weighted
average

fair

value
per

award
granted

in

year
Weighted
average

share
price

at
exercise/release
during

year
Weighted
average
remaining
contractual
life
Number

of
options/
awards
outstanding
£ £
in

years
(000s) £ £
in

years
(000s)
DSVP

and
SVP
a,b 1.06 1.24 1 416,941
1.43 1.60 1 331,491
Others a 0.23-1.24 1.04-1.68 0-3 356,033 0.40-1.60 1.57-1.70 0-3 232,259

Notes
a

Options/award

granted

over

Barclays

PLC

shares.

b

Weighted

average

exercise

price

is

not

applicable

for

SVP

and

DSVP

awards

as

these

are

not

share

option

schemes.
SVP

and

DSVP

are

nil

cost

awards

on

which

the

performance

conditions

are

substantially

completed

at

the

date

of

grant.

Consequently,

the

fair
value

of

these

awards

is

based

on

the

market

value

at

that

date.
Sharesave

has

a

contractual

life

of

3

and

5

years,

the

expected

volatility

is

32.17%

for

3

years

and

30.32%

for

5

years.

The

risk

free

interest
rates

used

for

valuations

are

0.02%

and

0.08%

for

3

and

5

years

respectively.

Notes

to

the

financial

statements
Employee

benefits
283

Barclays

PLC

2020

Annual

Report

on

Form

20-F
Movements

in

options

and

awards
The

movement

in

the

number

of

options

and

awards

for

the

major

schemes

and

the

weighted

average

exercise

price

of

options

was:
DSVP

and

SVP
a,b Others a,c
Number

(000s)
Number

(000s)
Weighted

average

ex.

price

(£)
2020 2019 2020 2019 2020 2019
Outstanding

at

beginning

of

year/acquisition
date

331,491 274,469 232,259 217,952 1.29 1.41
Granted

in

the

year
232,379 219,392 365,166 215,694 0.84 1.19
Exercised/released

in

the

year
(132,376) (145,324) (123,042) (151,827) 1.22 1.21
Less:

forfeited

in

the

year
(14,553) (17,046) (105,068) (42,331) 1.24 1.51
Less:

expired

in

the

year
- - (13,282) (7,229) 1.35 2.08
Outstanding

at

end

of

year
416,941 331,491 356,033 232,259 0.96 1.29
Of

which

exercisable:
- - 30,833 32,376 1.66 1.32

Notes
a

Options/award

granted

over

Barclays

PLC

shares.

b

Weighted

average

exercise

price

is

not

applicable

for

SVP

and

DSVP

awards

as

these

are

not

share

option

schemes.
c

The

number

of

awards

within

Others

at

the

end

of

the

year

principally

relates

to

Sharesave

(number

of

awards

exercisable

at

end

of

year

was

11

,677,049

).

The

weighted
average

exercise

price

relates

to

Sharesave.
Awards

and

options

granted

under

the

Group’s

share

plans

may

be

satisfied

using

new

issue

shares,

treasury

shares

and

market

purchase
shares.

Awards

granted

under

the

DSVP

may

be

satisfied

using

market

purchase

shares

only.
There

were

no

significant

modifications

to

the

share-based

payments

arrangements

in

2020

and

2019.
As

at

31

December

2020,

the

total

liability

arising

from

cash-settled

share-based

payments

transactions

was

£2m

(2019:

£3m).
Holdings

of

Barclays

PLC

shares

and

hedges
Various

employee

benefit

trusts

established

by

the

Group

hold

shares

in

Barclays

PLC

to

meet

obligations

under

the

Barclays

share-based
payment

schemes.

The

total

number

of

Barclays

shares

held

in

these

employee

benefit

trusts

at

31

December

2020

was

17.1m

(2019:

13.1m).
Dividend

rights

have

been

waived

on

all

these

shares.

The

total

market

value

of

the

shares

held

in

trust

based

on

the

year

end

share

price

of
£1.27

(2019:

£1.80)

was

£22m

(2019:

£24m).

For

accounting

of

treasury

shares,

see

Note

29.
The

Group

has

entered

into

physically

settled

forward

contracts

to

hedge

the

settlement

of

certain

share-based

payment

schemes.

The

fixed
forward

price

to

be

paid

under

these

contracts

is

£126m

and

has

been

recorded

in

retained

earnings.

Notes

to

the

financial

statements
Employee

benefits
284

Barclays

PLC

2020

Annual

Report

on

Form

20-F
33

Pensions

and

post-retirement

benefits
Accounting

for

pensions

and

post-retirement

benefits
The

Group

operates

a

number

of

pension

schemes

and

post-employment

benefit

schemes.
Defined

contribution

schemes

–

the

Group

recognises

contributions

due

in

respect

of

the

accounting

period

in

the

income

statement.

Any
contributions

unpaid

at

the

balance

sheet

date

are

included

as

a

liability.
Defined

benefit

schemes

–

the

Group

recognises

its

obligations

to

members

of

each

scheme

at

the

period

end,

less

the

fair

value

of

the

scheme
assets

after

applying

the

asset

ceiling

test.

Each

scheme’s

obligations

are

calculated

using

the

projected

unit

credit

method.

Scheme

assets

are

stated

at

fair

value

as

at

the

period

end.
Changes

in

pension

scheme

liabilities

or

assets

(remeasurements)

that

do

not

arise

from

regular

pension

cost,

net

interest

on

net

defined
benefit

liabilities

or

assets,

past

service

costs,

settlements

or

contributions

to

the

scheme,

are

recognised

in

other

comprehensive

income.
Remeasurements

comprise

experience

adjustments

(differences

between

previous

actuarial

assumptions

and

what

has

actually

occurred),

the
effects

of

changes

in

actuarial

assumptions,

return

on

scheme

assets

(excluding

amounts

included

in

the

interest

on

the

assets)

and

any
changes

in

the

effect

of

the

asset

ceiling

restriction

(excluding

amounts

included

in

the

interest

on

the

restriction).
Post-employment

benefit

schemes

–

the

cost

of

providing

healthcare

benefits

to

retired

employees

is

accrued

as

a

liability

in

the

financial
statements

over

the

period

that

the

employees

provide

services

to

the

Group,

using

a

methodology

similar

to

that

for

defined

benefit

pension
schemes.
Pension

schemes
UK

Retirement

Fund

(UKRF)
The

UKRF

is

the

Group’s

main

scheme,

representing

97%

of

the

Group’s

total

retirement

benefit

obligations.

Barclays

Bank

PLC

is

the

principal
employer

of

the

UKRF.

The

UKRF

was

closed

to

new

entrants

on

1

October

2012,

and

comprises

10

sections,

the

two

most

significant

of

which
are:

◾

Afterwork,

which

comprises

a

contributory

cash

balance

defined

benefit

element,

and

a

voluntary

defined

contribution

element.

The

cash
balance

element

is

accrued

each

year

and

revalued

until

Normal

Retirement

Age

in

line

with

the

increase

in

Retail

Price

Index

(RPI)

(up

to

a
maximum

of

5%

p.a.).

An

increase

of

up

to

2%

a

year

may

also

be

added

at

Barclays’

discretion.

The

costs

of

ill-health

retirements

and

death
in

service

benefits

for

Afterwork

members

are

borne

by

the

UKRF.

The

main

risks

that

Barclays

runs

in

relation

to

Afterwork

are

limited
although

additional

contributions

are

required

if

pre-retirement

investment

returns

are

not

sufficient

to

provide

for

the

benefits.
◾

The

1964

Pension

Scheme.

Most

employees

recruited

before

July

1997

built

up

benefits

in

this

non-contributory

defined

benefit

scheme

in
respect

of

service

up

to

31

March

2010.

Pensions

were

calculated

by

reference

to

service

and

pensionable

salary.

From

1

April

2010,
members

became

eligible

to

accrue

future

service

benefits

in

either

Afterwork

or

the

Pension

Investment

Plan

(PIP),

a

historic

defined
contribution

section

which

is

now

closed

to

future

contributions.

The

risks

that

Barclays

runs

in

relation

to

the

1964

section

are

typical

of

final
salary

pension

schemes,

principally

that

investment

returns

fall

short

of

expectations,

that

inflation

exceeds

expectations,

and

that

retirees

live
longer

than

expected.
Barclays

Pension

Savings

Plan

(BPSP)
The

BPSP

is

a

defined

contribution

scheme

providing

benefits

for

all

new

UK

hires

from

1

October

2012,

BPSP

is

not

subject

to

the

same
investment

return,

inflation

or

life

expectancy

risks

for

Barclays

that

defined

benefit

schemes

are.

Members’

benefits

reflect

contributions

paid
and

the

level

of

investment

returns

achieved.

Other
Apart

from

the

UKRF

and

the

BPSP,

Barclays

operates

a

number

of

smaller

pension

and

long-term

employee

benefits

and

post-retirement
healthcare

plans

globally,

the

largest

of

which

are

the

US

defined

benefit

schemes.

Many

of

the

schemes

are

funded,

with

assets

backing

the
obligations

held

in

separate

legal

vehicles

such

as

trusts.

Others

are

operated

on

an

unfunded

basis.

The

benefits

provided,

the

approach

to
funding,

and

the

legal

basis

of

the

schemes,

reflect

local

environments.

Governance
The

UKRF

operates

under

trust

law

and

is

managed

and

administered

on

behalf

of

the

members

in

accordance

with

the

terms

of

the

Trust

Deed
and

Rules

and

all

relevant

legislation.

The

Corporate

Trustee

is

Barclays

Pension

Funds

Trustees

Limited,

a

private

limited

company

and

a
wholly

owned

subsidiary

of

Barclays

Bank

PLC.

The

Trustee

is

the

legal

owner

of

the

assets

of

the

UKRF

which

are

held

separately

from

the
assets

of

the

Group.
The

Trustee

Board

comprises

six

Management

Directors

selected

by

Barclays,

of

whom

three

are

independent

Directors

with

no

relationship
with

Barclays

(and

who

are

not

members

of

the

UKRF),

plus

three

Member

Nominated

Directors

selected

from

eligible

active

staff,

deferred

and
pensioner

members

who

apply

for

the

role.
The

BPSP

is

a

Group

Personal

Pension

arrangement

which

operates

as

a

collection

of

personal

pension

plans.

Each

personal

pension

plan

is

a
direct

contract

between

the

employee

and

the

BPSP

provider

(Legal

&

General

Assurance

Society

Limited),

and

is

regulated

by

the

FCA.
Similar

principles

of

pension

governance

apply

to

the

Group’s

other

pension

schemes,

depending

on

local

legislation.
Amounts

recognised
The

following

tables

include

amounts

recognised

in

the

income

statement

and

an

analysis

of

benefit

obligations

and

scheme

assets

for

all
Group

defined

benefit

schemes.

The

net

position

is

reconciled

to

the

assets

and

liabilities

recognised

on

the

balance

sheet.

The

tables

include
funded

and

unfunded

post-retirement

benefits.

Notes

to

the

financial

statements
Employee

benefits
285

Barclays

PLC

2020

Annual

Report

on

Form

20-F
Income

statement

charge
2020 2019 2018
£m £m £m
Current

service

cost
243
231 243
Net

finance

cost
(40) (48) (24)
Past

service

cost
(4) - 134
Other

movements
1 2 5
Total 200 185 358
Balance

sheet

reconciliation
2020 2019
Total
Of

which

relates
to

UKRF
Total
Of

which

relates
to

UKRF
£m £m £m £m
Benefit

obligation

at

beginning

of

the

year
(30,333) (29,304) (28,269) (27,301)
Current

service

cost
(243) (217) (231) (210)
Interest

costs

on

scheme

liabilities
(573) (549) (747) (718)
Past

service

cost
4 - - -
Remeasurement

(loss)/gain

–

financial
(3,439) (3,358) (3,087) (2,964)
Remeasurement

(loss)/gain

–

demographic
(281) (286) 223 214
Remeasurement

(loss)/gain

–

experience
244 237 277 266
Employee

contributions
(5) (1)
(5) (1)
Benefits

paid
1,406 1,370 1,459 1,410
Exchange

and

other

movements
30 - 47 -
Benefit

obligation

at

end

of

the

year
(33,190) (32,108) (30,333) (29,304)
Fair

value

of

scheme

assets

at

beginning

of

the

year
32,093 31,362 29,722 29,036
Interest

income

on

scheme

assets
613 595 795 774
Employer

contribution
265 248
755 731
Remeasurement

–

return

on

scheme

assets

greater

than

discount

rate
3,411 3,328 2,312 2,230
Employee

contributions
5 1 5 1
Benefits

paid
(1,406) (1,370) (1,459) (1,410)
Exchange

and

other

movements
(268) (249) (37) -
Fair

value

of

scheme

assets

at

end

of

the

year
34,713 33,915
32,093 31,362
Net

surplus
1,523 1,807
1,760 2,058
Retirement

benefit

assets
1,814 1,807
2,108 2,058
Retirement

benefit

liabilities
(291) - (348) -
Net

retirement

benefit

assets
1,523 1,807 1,760 2,058
Included

within

the

benefit

obligation

was

£867m

(2019:

£759m)

relating

to

overseas

pensions

and

£215m

(2019:

£202m)

relating

to

other

post-
employment

benefits.

As

at

31

December

2020,

the

UKRF’s

scheme

assets

were

in

surplus

versus

IAS

19

obligations

by

£1,807m

(2019:

£2,058m).

The

movement
for

the

UKRF

was

driven

by

a

net

decrease

in

the

discount

rate

and

changes

to

pension

increase

assumptions,

offset

partially

by

higher

than
assumed

asset

returns.

During

the

year

the

UKRF

invested

in

non-transferable

listed

senior

gilt-backed

notes

for

£750m,

partially

financed

by
£500m

deficit

contributions

(the

“Heron

2”

transaction).

The

net

impact

of

£250m

on

plan

assets

is

shown

as

an

outflow

under

“Exchange

and
other

movements”;

further

details

of

Heron

2

can

found

on

page

288.
The

weighted

average

duration

of

the

benefit

payments

reflected

in

the

defined

benefit

obligation

for

the

UKRF

is

17

years.

The

UKRF

expected
benefits

are

projected

to

be

paid

out

for

in

excess

of

50

years,

although

25%

of

the

total

benefits

are

expected

to

be

paid

in

the

next

10

years;
30%

in

years

11

to

20

and

25%

in

years

20

to

30.

The

remainder

of

the

benefits

are

expected

to

be

paid

beyond

30

years.
Of

the

£1,370m

(2019:

£1,410m)

UKRF

benefits

paid

out,

£520m

(2019:

£580m)

related

to

transfers

out

of

the

fund.
Where

a

scheme’s

assets

exceed

its

obligation,

an

asset

is

recognised

to

the

extent

that

it

does

not

exceed

the

present

value

of

future
contribution

holidays

or

refunds

of

contributions

(the

asset

ceiling).

In

the

case

of

the

UKRF

the

asset

ceiling

is

not

applied

as,

in

certain
specified

circumstances

such

as

wind-up,

the

Group

expects

to

be

able

to

recover

any

surplus.

Similarly,

a

liability

in

respect

of

future

minimum
funding

requirements

is

not

recognised.

The

Trustee

does

not

have

a

substantive

right

to

augment

benefits,

nor

do

they

have

the

right

to

wind
up

the

plan

except

in

the

dissolution

of

the

Group

or

termination

of

contributions

by

the

Group.

The

application

of

the

asset

ceiling

to

other

plans
and

recognition

of

additional

liabilities

in

respect

of

future

minimum

funding

requirements

are

considered

on

an

individual

plan

basis.
Critical

accounting

estimates

and

judgements
Actuarial

valuation

of

the

schemes’

obligation

is

dependent

upon

a

series

of

assumptions.

Below

is

a

summary

of

the

main

financial

and
demographic

assumptions

adopted

for

the

UKRF.

Notes

to

the

financial

statements
Employee

benefits
286

Barclays

PLC

2020

Annual

Report

on

Form

20-F
2020
2019
Key

UKRF

financial

assumptions
%

p.a.
%

p.a.
Discount

rate
1.29 1.92
Inflation

rate

(RPI)
2.99 3.02
The

UKRF

discount

rate

assumption

for

2020

was

based

on

a

standard

Willis

Towers

Watson

RATE

Link

model.

The

UKRF

discount

rate
assumption

for

2019

was

based

on

a

variant

of

the

standard

Willis

Towers

Watson

RATE

Link

model

that

included

all

bonds

rated

AA

by

at

least
one

of

the

four

major

ratings

agencies,

and

assumed

that

forward

rates

after

year

30

were

flat.

The

change

in

discount

rate

methodology

as

at
31

December

2020

led

to

a

remeasurement

gain

of

£1.2bn.

The

RPI

inflation

assumption

for

2020

was

set

by

reference

to

the

Bank

of
England’s

implied

inflation

curve.

The

inflation

assumption

incorporates

a

deduction

of

20

basis

points

as

an

allowance

for

an

inflation

risk
premium.

The

methodology

used

to

derive

the

inflation

assumptions

is

consistent

with

that

used

at

the

prior

year

end.
The

UKRF’s

post-retirement

mortality

assumptions

are

based

on

a

best

estimate

assumption

derived

from

an

analysis

in

2019

of

the

UKRF’s
own

post-retirement

mortality

experience,

and

taking

account

of

recent

evidence

from

published

mortality

surveys.

An

allowance

has

been

made
for

future

mortality

improvements

based

on

the

2019

core

projection

model

published

by

the

Continuous

Mortality

Investigation

Bureau

subject
to

a

long-term

trend

of

1.5%

per

annum

in

future

improvements.

The

methodology

used

is

consistent

with

the

prior

year

end,

except

that

the
2018

core

projection

model

was

used

at

2019.

The

table

below

shows

how

the

assumed

life

expectancy

at

60,

for

members

of

the

UKRF,

has
varied

over

the

past

three

years:
Assumed

life

expectancy
2020
2019 2018
Life

expectancy

at

60

for

current

pensioners

(years)
–

Males
27.2 27.1 27.7
–

Females
29.4 29.3 29.4
Life

expectancy

at

60

for

future

pensioners

currently

aged

40

(years)
–

Males
29.0
28.9 29.2
–

Females
31.2 31.1 31.0
On

11

December

2020,

the

UKRF

entered

into

a

£5bn

longevity

swap

to

hedge

around

a

quarter

of

current

pensioner

liabilities

against
unexpected

increases

in

life

expectancy.

The

swap

will

form

part

of

the

UKRF’s

investment

portfolio

and

provide

income

in

the

event

that
pensions

are

paid

out

for

longer

than

expected.

The

UKRF

Trustee

established

a

Guernsey

based

captive

insurer

(Barclays

UKRF

No.1

IC
Limited)

to

act

as

an

insurance

intermediary

between

the

UKRF

and

swap

provider.

The

swap

is

not

included

directly

within

the

balance

sheet

of
Barclays

PLC

as

it

is

an

asset

of

the

UKRF.

At

31

December

2020,

the

swap

is

valued

at

nil

fair

value

as

it

is

considered

to

remain

at

fair

market
value

for

both

parties

over

the

very

limited

period

from

11

December

2020

to

31

December

2020.

Sensitivity

analysis

on

actuarial

assumptions
The

sensitivity

analysis

has

been

calculated

by

valuing

the

UKRF

liabilities

using

the

amended

assumptions

shown

in

the

table

below

and
keeping

the

remaining

assumptions

the

same

as

disclosed

in

the

table

above,

except

in

the

case

of

the

inflation

sensitivity

where

other
assumptions

that

depend

on

assumed

inflation

have

also

been

amended

correspondingly.

The

difference

between

the

recalculated

liability
figure

and

that

stated

in

the

balance

sheet

reconciliation

table

above

is

the

figure

shown.

The

selection

of

these

movements

to

illustrate

the
sensitivity

of

the

defined

benefit

obligation

to

key

assumptions

should

not

be

interpreted
as

Barclays

expressing

any

specific

view

of

the
probability

of

such

movements

happening.
Change

in

key

assumptions
2020 2019
(Decrease)/
Increase

in
UKRF

defined
benefit
obligation
(Decrease)/
Increase

in

UKRF
defined

benefit
obligation
£bn £bn
Discount

rate
0.5%

p.a.

increase
(2.5) (2.3)
0.25%

p.a.

increase
(1.3) (1.2)
0.25%

p.a.

decrease
1.4 1.2
0.5%

p.a.

decrease
2.9 2.6
Assumed

RPI
0.5%

p.a.

increase
1.8 1.5
0.25%

p.a.

increase
0.9 0.8
0.25%

p.a.

decrease
(0.9) (0.7)
0.5%

p.a.

decrease
(1.8) (1.4)
Life

expectancy

at

60
One

year

increase
1.2 1.0
One

year

decrease
(1.2) (1.0)
Assets
A

long-term

investment

strategy

has

been

set

for

the

UKRF,

with

its

asset

allocation

comprising

a

mixture

of

equities,

bonds,

property

and

other
appropriate

assets.

This

recognises

that

different

asset

classes

are

likely

to

produce

different

long-term

returns

and

some

asset

classes

may

be
more

volatile

than

others.

The

long-term

investment

strategy

ensures,

among

other

aims,

that

investments

are

adequately

diversified.

Notes

to

the

financial

statements
Employee

benefits
287

Barclays

PLC

2020

Annual

Report

on

Form

20-F
The

UKRF

also

employs

derivative

instruments,

where

appropriate,

to

achieve

a

desired

exposure

or

return,

or

to

match

assets

more

closely

to
liabilities.

The

value

of

assets

shown

reflects

the

assets

held

by

the

scheme,

with

any

derivative

holdings

reflected

on

a

fair

value

basis.

The

value

of

the

assets

of

the

schemes

and

their

percentage

in

relation

to

total

scheme

assets

were

as

follows:
Analysis

of

scheme

assets
Total
Of

which

relates

to

UKRF
Quoted a
£m
Unquoted a
£m
Value
£m
%

of

total

fair
value

of

scheme
assets
%
Quoted a
£m
Unquoted a
£m
Value
£m
%

of

total

fair
value

of

scheme
assets
%
As

at

31

December

2020
Equities

567 1,498 2,065 5.9 378 1,498 1,876 5.5
Private

equities
- 2,233 2,233 6.4 - 2,233 2,233 6.6
Bonds

-

fixed

government
4,205 110 4,315 12.4 3,932 110 4,042 11.9
Bonds

-

index-linked

government
10,706 1,014 11,720 33.8 10,697 1,014 11,711 34.6
Bonds

-

corporate

and

other
7,439 1,678 9,117 26.3 7,214 1,678 8,892 26.2
Property
10 1,416 1,426 4.1 - 1,416 1,416 4.2
Infrastructure - 1,812 1,812 5.2 - 1,812 1,812 5.3
Cash

and

liquid

assets
64 1,830 1,894 5.5 46 1,830 1,876 5.5
Mixed

investment

funds
9 - 9 - - - - -
Other
14 108 122 0.4 - 57 57 0.2
Fair

value

of

scheme

assets

23,014 11,699 34,713 100.0 22,267 11,648 33,915 100.0
As

at

31

December

2019
b
Equities

942 1,568 2,510 7.8 768 1,568 2,336 7.4
Private

equities
- 2,083 2,083 6.5 - 2,083 2,083 6.6
Bonds

-

fixed

government
3,574 300 3,874 12.1 3,303 299 3,602 11.5
Bonds

-

index-linked

government
10,355 681 11,036 34.4 10,345 682 11,027 35.2
Bonds

-

corporate

and

other
6,260 2,297 8,557 26.6 6,069 2,295 8,364 26.7
Property 11 1,633 1,644 5.1 - 1,633 1,633 5.2
Infrastructure - 1,558 1,558 4.9 - 1,558 1,558 5.0
Cash

and

liquid

assets
596 170 766 2.4 576 169 745 2.4
Mixed

investment

funds
- - - - - - - -
Other - 65 65 0.2 - 14 14 -
Fair

value

of

scheme

assets

21,738 10,355 32,093 100.0 21,061 10,301 31,362 100.0

Notes
a

Valuations

on

unquoted

assets

are

provided

by

the

underlying

managers

or

qualified

independent

valuers.

Valuations

on

complex

instruments

are

based

on

UKRF

custodian
valuations.

All

valuations

are

determined

in

accordance

with

relevant

industry

guidance.
b

Analysis

of

scheme

assets

for

2019

is

resta

ted

with

a

quoted/unquoted

split.
Included

within

the

fair

value

of

scheme

assets

were

nil

(2019:

nil)

relating

to

shares

in

Barclays

PLC

and

nil

(2019:

nil)

relating

to

bonds

issued
by

Barclays

PLC.

The

UKRF

also

invests

in

pooled

investment

vehicles

which

may

hold

shares

or

debt

issued

by

Barclays

PLC.
The

UKRF

assets

above

do

not

include

the

Senior

Notes

asset

referred

to

in

the

section

below

on

Triennial

Valuation,

as

these

are

non-
transferable

instruments

and

not

recognised

under

IAS

19.
Approximately

45%

of

the

UKRF

assets

are

invested

in

liability-driven

investment

strategies;

primarily

UK

gilts

as

well

as

interest

rate

and
inflation

swaps.

These

are

used

to

better

match

the

assets

to

its

liabilities.

The

swaps

are

used

to

reduce

the

scheme’s

inflation

and

duration
risks

against

its

liabilities.
Triennial

valuation
The

latest

annual

update

as

at

30

September

2020

showed

the

funding

deficit

had

improved

to

£0.9bn

from

the

£2.3bn

shown

at

the

30
September

2019

triennial

valuation.

The

improvement

was

mainly

due

to

£1.0bn

of

deficit

reduction

contributions

paid

over

the

year.
The

main

differences

between

the

funding

and

accounting

assumptions

are

a

different

approach

to

setting

the

discount

rate

and

a

more
conservative

longevity

assumption

for

funding.
The

deficit

reduction

contributions

agreed

with

the

UKRF

Trustee

as

part

of

the

30

September

2019

triennial

valuation

recovery

plan

are

shown
in

the

table

below.

Notes

to

the

financial

statements
Employee

benefits
288

Barclays

PLC

2020

Annual

Report

on

Form

20-F
Deficit

reduction

contributions
under

the

30

September

2019
valuation
Year
£m
Cash

paid:
2020 500
Future

commitments:
2021 700
2022 294
2023 286
2024

-

2026
-
On

12

June

2020,

Barclays

Bank

PLC

paid

the

£500m

deficit

reduction

contribution

agreed

for

2020

and

at

the

same

time

the

UKRF

subscribed
for

non-transferrable

listed

senior

fixed

rate

notes

for

£750m,

backed

by

UK

gilts

(the

Senior

Notes).

These

Senior

Notes

entitle

the

UKRF

to
semi-annual

coupon

payments

for

five

years,

and

full

repayment

in

cash

in

three

equal

tranches

in

2023,

2024,

and

at

final

maturity

in

2025.

The
Senior

Notes

were

issued

by

Heron

Issuer

Number

2

Limited

(Heron

2),

an

entity

that

is

consolidated

within

the

Group

under

IFRS

10.

As

a
result

of

the

investment

in

Senior

Notes,

the

regulatory

capital

impact

of

the

£500m

deficit

reduction

contribution

paid

on

12

June

2020

takes
effect

in

2023,

2024

and

2025

on

maturity

of

the

notes.

As

the

UKRF's

investment

in

the

Senior

Notes

does

not

qualify

as

a

plan

asset

under
IAS

19,

the

£500m

deficit

reduction

contribution

does

not

appear

in

the

IAS19

plan

assets

nor

as

an

employer

contribution

as

at

31

December
2020,

and

the

additional

£250m

scheme

investment

appears

as

an

outflow

in

the

balance

sheet

reconciliation

under

'Exchange

and

other
movements’.

The

£250m

additional

investment

by

the

UKRF

in

the

Senior

Notes

has

a

positive

capital

impact

in

2020

which

is

reduced

equally
in

2023,

2024

and

2025

on

the

maturity

of

the

notes.

Heron

2

acquired

a

total

of

£750m

of

gilts

from

Barclays

Bank

PLC

for

cash

to

support
payments

on

the

senior

notes.

A

transaction

with

a

similar

structure

was

agreed

as

part

of

the

2019

triennial

actuarial

valuation.

On

11
December

2019,

Barclays

Bank

PLC

paid

the

£500m

deficit

reduction

contribution

agreed

for

2019

and

at

the

same

time

the

UKRF

subscribed
for

non-transferrable

listed

senior

fixed

rate

notes

for

£500m,

backed

by

UK

gilts

(the

Senior

Notes).

These

Senior

Notes

entitle

the

UKRF

to
semi-annual

coupon

payments

for

five

years,

and

full

repayment

in

cash

at

maturity

in

2024.

As

the

UKRF's

investment

in

these

Senior

Notes
does

not

qualify

as

a

plan

asset

under

IAS

19,

the

2019

£500m

deficit

reduction

contribution

does

not

appear

in

the

IAS

19

plan

assets.

No
liability

is

recognised

under

IAS

19

for

the

obligation

to

make

deficit

reduction

contributions

or

to

repay

the

Senior

Notes,

as

settlement

gives
rise

to

both

a

reduction

in

cash

and

a

corresponding

increase

in

net

defined

benefit

assets.
The

deficit

reduction

contributions

are

in

addition

to

the

regular

contributions

to

meet

the

Group’s

share

of

the

cost

of

benefits

accruing

over
each

year.

The

next

funding

valuation

of

the

UKRF

is

due

to

be

completed

in

2023

with

an

effective

date

of

30

September

2022.
Other

support

measures

agreed

which

remain

in

place
Collateral

–

The

UKRF

Trustee

and

Barclays

Bank

PLC

have

entered

into

an

arrangement

whereby

a

collateral

pool

has

been

put

in

place

to
provide

security

for

the

UKRF

funding

deficit

as

it

increases

or

decreases

over

time.

The

collateral

pool

is

currently

made

up

of

government
securities,

and

agreement

was

made

with

the

Trustee

to

cover

at

least

100%

of

the

funding

deficit

with

an

overall

cap

of

£9bn.

The

arrangement
provides

the

UKRF

Trustee

with

dedicated

access

to

the

pool

of

assets

in

the

event

of

Barclays

Bank

PLC

not

paying

a

deficit

reduction
contribution

to

the

UKRF

or

in

the

event

of

Barclays

Bank

PLC’s

insolvency.

These

assets

are

included

within

Note

38

Assets

pledged,

collateral
received

and

assets

transferred.
Support

from

Barclays

PLC

–

In

the

event

of

Barclays

Bank

PLC

not

paying

a

deficit

reduction

contribution

payment

required

by

a

specified

pre-
payment

date,

Barclays

PLC

has

entered

into

an

arrangement

whereby

it

will

be

required

to

use,

in

first

priority,

dividends

received

from
Barclays

Bank

UK

PLC

(if

any)

to

invest

the

proceeds

in

Barclays

Bank

PLC

(up

to

the

maximum

amount

of

the

deficit

reduction

contribution
unpaid

by

Barclays

Bank

PLC).

The

proceeds

of

the

investment

will

be

used

to

discharge

Barclays

Bank

PLC’s

unpaid

deficit

reduction
contribution.
Participation

–

As

permitted

under

the

Financial

Services

and

Markets

Act

2000

(Banking

Reform)

(Pensions)

Regulations

2015,

Barclays

Bank
UK

PLC

is

a

participating

employer

in

the

UKRF

and

will

remain

so

during

a

transitional

phase

until

September

2025

as

set

out

in

a

deed

of
participation.

Barclays

Bank

UK

PLC

will

make

contributions

for

the

future

service

of

its

employees

who

are

currently

Afterwork

members

and,

in
the

event

of

Barclays

Bank

PLC’s

insolvency

during

this

period

provision

has

been

made

to

require

Barclays

Bank

UK

PLC

to

become

the
principal

employer

of

the

UKRF.

Barclays

Bank

PLC’s

Section

75

debt

would

be

triggered

by

the

insolvency

(the

debt

would

be

calculated

after
allowing

for

the

payment

to

the

UKRF

of

the

collateral

above).
Defined

benefit

contributions

paid

with

respect

to

the

UKRF

were

as

follows:
Contributions

paid
£m
2020 748
2019 1,231
2018 741
There

were

nil

(2019:

nil;

2018:

nil)

Section

75

contributions

included

within

the

Group’s

contributions

paid

as

no

participating

employers

left

the
UKRF

in

2020.
The

Group’s

expected

contribution

to

the

UKRF

in

respect

of

defined

benefits

in

2021

is

£959m

(2020:

£743m).

In

addition,

the

expected
contributions

to

UK

defined

contribution

schemes

in

2021

is

£35m

(2020:

£33m)

to

the

UKRF

and

£209m

(2020:

£185m)

to

the

BPSP.

Notes

to

the

financial

statements
Scope

of

consolidation
289

Barclays

PLC

2020

Annual

Report

on

Form

20-F
The

notes

included

in

this

section

present

information

on

the

Group’s

investments

in

subsidiaries,

joint

ventures

and

associates

and

its

interests
in

structured

entities.

Detail

is

also

given

on

securitisation

transactions

the

Group

has

entered

into

and

arrangements

that

are

held

off-balance
sheet.
34

Principal

subsidiaries
The

Group

applies

IFRS

10
Consolidated

Financial

Statements
.

The

consolidated

financial

statements

combine

the

financial

statements

of

the
Group

and

all

its

subsidiaries.

Subsidiaries

are

entities

over

which

the

Group

has

control.

Under

IFRS

10,

this

is

when

the

Group

is

exposed

or
has

rights

to

variable

returns

from

its

involvement

in

the

entity

and

has

the

ability

to

affect

those

returns

through

its

power

over

the

entity.
The

Group

reassesses

whether

it

controls

an

entity

if

facts

and

circumstances

indicate

that

there

have

been

changes

to

its

power,

its

rights

to
variable

returns

or

its

ability

to

use

its

power

to

affect

the

amount

of

its

returns.
Intra-group

transactions

and

balances

are

eliminated

on

consolidation

and

consistent

accounting

policies

are

used

throughout

the

Group

for

the
purposes

of

the

consolidation.

Changes

in

ownership

interests

in

subsidiaries

are

accounted

for

as

equity

transactions

if

they

occur

after

control
has

been

obtained

and

they

do

not

result

in

loss

of

control.
The

significant

judgements

used

in

applying

this

policy

are

set

out

below.
Accounting

for

investment

in

subsidiaries
In

the

individual

financial

statements

of

Barclays

PLC,

investments

in

subsidiaries

are

stated

at

cost

less

impairment.
Principal

subsidiaries

for

the

Group

are

set

out

below.

This

includes

those

subsidiaries

that

are

most

significant

in

the

context

of

the

Group’s
business,

results

or

financial

position.
Principal

place

of
business

or
incorporation
Percentage

of

voting
rights

held
Non-controlling
interests

-

proportion

of
ow

nership

interests
Non-controlling
interests

-
proportion

of

voting
interests
Company

name
Nature

of

business
% % %
Barclays

Bank

PLC
United

Kingdom
Banking,

holding

company
100 2 -
Barclays

Bank

UK

PLC
United

Kingdom
Banking,

holding

company
100 - -
Barclays

Bank

Ireland

PLC
Ireland Banking 100 - -
Barclays

Execution

Services
Limited
United

Kingdom
Service

company
100 - -
Barclays

Capital

Inc.
United

States
Securities

dealing
100 - -
Barclays

Capital

Securities

Limited
United

Kingdom
Securities

dealing
100 - -
Barclays

Securities

Japan

Limited
Japan
Securities

dealing
100 - -
Barclays

US

LLC
United

States
Holding

company
100 - -
Barclays

Bank

Delaware
United

States
Credit

card

issuer

100 - -
The

country

of

registration

or

incorporation

is

also

the

principal

area

of

operation

of

each

of

the

above

subsidiaries.

Ownership

interests

are

in

some

cases

different

to

voting

interests

due

to

the

existence

of

non-voting

equity

interests,

such

as

preference
shares.

Refer

to

Note

30

for

more

information.

Determining

whether

the

Group

has

control

of

an

entity

is

generally

straightforward

based

on

ownership

of

the

majority

of

the

voting

capital.
However,

in

certain

instances,

this

determination

will

involve

judgement,

particularly

in

the

case

of

structured

entities

where

voting

rights

are
often

not

the

determining

factor

in

decisions

over

the

relevant

activities.

This

judgement

will

involve

assessing

the

purpose

and

design

of

the
entity.

It

will

also

often

be

necessary

to

consider

whether

the

Group,

or

another

involved

party

with

power

over

the

relevant

activities,

is

acting

as
a

principal

in

its

own

right

or

as

an

agent

on

behalf

of

others.

There

is

also

often

considerable

judgement

involved

in

the

ongoing

assessment

of

control

over

structured

entities.

In

this

regard,

where

market
conditions

have

deteriorated

such

that

the

other

investors’

exposures

to

the

structure’s

variable

returns

have

been

substantively

eliminated,

the
Group

may

conclude

that

the

managers

of

the

structured

entity

are

acting

as

its

agent

and

therefore

will

consolidate

the

structured

entity.

An

interest

in

equity

voting

rights

exceeding

50%

would

typically

indicate

that

the

Group

has

control

of

an

entity.

However,

the

entity

set

out
below

is

excluded

from

consolidation

because

the

Group

does

not

have

exposure

to

its

variable

returns.

Percentage

of

voting
rights

held
Equity

shareholders'
funds
Retained

profit

for

the
year
Country

of

registration

or

incorporation
Company

name
% £m £m
Cayman

Islands
Palomino

Limited
100 - -
This

entity

is

managed

by

an

external

counterparty

and

consequently

is

not

controlled

by

the

Group.

Interests

relating

to

this

entity

are

included
in

Note

35.
Significant

restrictions
As

is

typical

for

a

group

of

its

size

and

international

scope,

there

are

restrictions

on

the

ability

of

Barclays

PLC

to

obtain

distributions

of
capital,

access

the

assets

or

repay

the

liabilities

of

members

of

its

Group

due

to

the

statutory,

regulatory

and

contractual

requirements

of

its
subsidiaries

and

due

to

the

protective

rights

of

non-controlling

interests.

These

are

considered

below.
Regulatory

requirements
Barclays’

principal

subsidiary

companies

have

assets

and

liabilities

before

intercompany

eliminations

of

£1,795bn

(2019:

£1,474bn)

and

Notes

to

the

financial

statements
Scope

of

consolidation
290

Barclays

PLC

2020

Annual

Report

on

Form

20-F
£1,703bn

(2019:

£1,388bn)

respectively.

Certain

of

these

assets

and

liabilities

are

subject

to

prudential

regulation

and

regulatory

capital
requirements

in

the

countries

in

which

they

are

regulated.

These

require

entities

to

maintain

minimum

capital

levels

which

cannot

be

returned
to

the

parent

company,

Barclays

PLC,

on

a

going

concern

basis.

In

order

to

meet

capital

requirements,

subsidiaries

may

issue

certain

equity-accounted

and

debt-accounted

financial

instruments

and

non-
equity

instruments

such

as

Tier

1

and

Tier

2

capital

instruments

and

other

forms

of

subordinated

liabilities.

Refer

to

Note

27

and

Note

28
for

particulars

of

these

instruments.

These

instruments

may

be

subject

to

cancellation

clauses

or

preference

share

restrictions

that

would
limit

the

ability

of

the

entity

to

repatriate

the

capital

on

a

timely

basis.
Liquidity

requirements
Regulated

subsidiaries

of

the

Group

are

required

to

meet

applicable

PRA

or

local

regulatory

requirements

pertaining

to

liquidity.

Some

of

the
regulated

subsidiaries

include

Barclays

Bank

PLC

and

Barclays

Capital

Securities

Limited

(which

are

regulated

on

a

combined

basis

under

a
Domestic

Liquidity

Sub-Group

(DoLSub)

arrangement),

Barclays

Bank

UK

PLC,

Barclays

Bank

Ireland

PLC,

Barclays

Capital

Inc.

and

Barclays
Bank

Delaware.

Refer

to

the

Liquidity

risk

section

for

further

details

of

liquidity

requirements,

including

those

of

the

Group’s

significant
subsidiaries.
Statutory

requirements

The

Group’s

subsidiaries

are

subject

to

statutory

requirements

not

to

make

distributions

of

capital

and

unrealised

profits

and

generally

to
maintain

solvency.

These

requirements

restrict

the

ability

of

subsidiaries

to

make

remittances

of

dividends

to

Barclays

PLC,

the

ultimate

parent,
except

in

the

event

of

a

legal

capital

reduction

or

liquidation.

In

most

cases,

the

regulatory

restrictions

referred

to

above

exceed

the

statutory
restrictions.
Asset

encumbrance
The

Group

uses

its

financial

assets

to

raise

finance

in

the

form

of

securitisations

and

through

the

liquidity

schemes

of

central

banks,

as

well

as
to

provide

security

to

the

UK

Retirement

Fund.

Once

encumbered,

the

assets

are

not

available

for

transfer

around

the

Group.

The

assets
typically

affected

are

disclosed

in

Note

38.
Other

restrictions
The

Group

is

required

to

maintain

balances

with

central

banks

and

other

regulatory

authorities,

and

these

amounted

to

£3,392m

(2019:
£4,893m).
35

Structured

entities
A

structured

entity

is

an

entity

in

which

voting

or

similar

rights

are

not

the

dominant

factor

in

deciding

control.

Structured

entities

are

generally
created

to

achieve

a

narrow

and

well-defined

objective

with

restrictions

around

their

ongoing

activities.

Depending

on

the

Group’s

power

over

the

activities

of

the

entity

and

its

exposure

to

and

ability

to

influence

its

own

returns,

it

may

consolidate
the

entity.

In

other

cases,

it

may

sponsor

or

have

exposure

to

such

an

entity

but

not

consolidate

it.
Consolidated

structured

entities
The

Group

has

contractual

arrangements

which

may

require

it

to

provide

financial

support

to

the

following

types

of

consolidated

structured
entities:
◾

Securitisation

vehicles:

The

Group

uses

securitisation

as

a

source

of

financing

and

a

means

of

risk

transfer.

Refer

to

Note

37

for

further

detail.
◾

Commercial

paper

(CP)

and

medium-term

conduits:

The

Group

provided

£11.7

bn

(2019:

£8.3bn)

in

undrawn

contractual

backstop

liquidity
facilities

to

CP

conduits.
◾

Employee

benefit

trusts:

The

Group

provides

capital

contributions

to

employee

benefit

trusts

to

enable

them

to

meet

obligations

to

employees
in

relation

to

share-based

remuneration

arrangements.
◾

Other

trusts:

During

2020,

the

Group

provided

undrawn

liquidity

facilities

of

£2.9bn

(2019:

£2.5bn)

to

certain

trusts.
Unconsolidated

structured

entities

in

which

the

Group

has

an

interest
An

interest

in

a

structured

entity

is

any

form

of

contractual

or

non-contractual

involvement

which

creates

variability

in

returns

arising

from

the
performance

of

the

entity

for

the

Group.

Such

interests

include

holdings

of

debt

or

equity

securities,

derivatives

that

transfer

financial

risks

from
the

entity

to

the

Group,

lending,

loan

commitments,

financial

guarantees

and

investment

management

agreements.
Interest

rate

swaps,

foreign

exchange

derivatives

that

are

not

complex

and

which

expose

the

Group

to

insignificant

credit

risk

by

being

senior

in
the

payment

waterfall

of

a

securitisation

and

derivatives

that

are

determined

to

introduce

risk

or

variability

to

a

structured

entity

are

not
considered

to

be

an

interest

in

an

entity

and

have

been

excluded

from

the

disclosures

below.
The

nature

and

extent

of

the

Group’s

interests

in

structured

entities

is

summarised

below:

Notes

to

the

financial

statements
Scope

of

consolidation
291

Barclays

PLC

2020

Annual

Report

on

Form

20-F
Summary

of

interests

in

unconsolidated

structured

entities
Secured
financing
Short-term
traded
interests
Traded
derivatives
Other

interests
Total
£m £m £m £m £m
As

at

31

December

2020
Assets
Trading

portfolio

assets
- 11,361 - - 11,361
Financial

assets

at

fair

value

through

the

income

statement
56,265 - - 2,864 59,129
Derivative

financial

instruments
- - 2,968 - 2,968
Financial

assets

at

fair

value

through

other

comprehensive

income
- - - 153 153
Loans

and

advances

at

amortised

cost
- - - 20,946 20,946
Reverse

repurchase

agreements

and

other

similar

secured

lending
10 - - - 10
Other

assets
- - - 16 16
Total

assets
56,275 11,361 2,968 23,979 94,583
Liabilities
Derivative

financial

instruments
- - 7,075 - 7,075
As

at

31

December

2019
Assets
Trading

portfolio

assets
- 9,585 - 76 9,661
Financial

assets

at

fair

value

through

the

income

statement
32,859 - - 2,659 35,518
Derivative

financial

instruments
- - 2,369 - 2,369
Financial

assets

at

fair

value

through

other

comprehensive

income
- - - 391 391
Loans

and

advances

at

amortised

cost
- - - 19,061 19,061
Reverse

repurchase

agreements

and

other

similar

secured

lending
77 - - - 77
Other

assets
- - - 28 28
Total

assets
32,936 9,585 2,369 22,215 67,105
Liabilities
Derivative

financial

instruments
- - 3,171 2,437 5,608
Secured

financing

arrangements,

short-term

traded

interests

and

traded

derivatives

are

typically

managed

under

market

risk

management
policies

described

in

the

Market

risk

management

section

which

includes

an

indication

of

the

change

of

risk

measures

compared

to

last

year.
For

this

reason,

the

total

assets

of

these

entities

are

not

considered

meaningful

for

the

purposes

of

understanding

the

related

risks

and

so

have
not

been

presented.

Other

interests

include

conduits

and

lending

where

the

interest

is

driven

by

normal

customer

demand.
Secured

financing

The

Group

routinely

enters

into

reverse

repurchase

contracts,

stock

borrowing

and

similar

arrangements

on

normal

commercial

terms

where

the
counterparty

to

the

arrangement

is

a

structured

entity.

Due

to

the

nature

of

these

arrangements,

especially

the

transfer

of

collateral

and

ongoing
margining,

the

Group

has

minimal

exposure

to

the

performance

of

the

structured

entity

counterparty.

This

includes

margin

lending

which

is
presented

under

financial

assets

at

fair

value

through

the

income

statement

to

align

to

the

balance

sheet

presentation.
Short-term

traded

interests
The

Group

buys

and

sells

interests

in

structured

entities

as

part

of

its

trading

activities,

for

example,

retail

mortgage-backed

securities,
collateralised

debt

obligations

and

similar

interests.

Such

interests

are

typically

held

individually

or

as

part

of

a

larger

portfolio

for

no

more

than
90

days.

In

such

cases,

the

Group

typically

has

no

other

involvement

with

the

structured

entity

other

than

the

securities

it

holds

as

part

of

trading
activities

and

its

maximum

exposure

to

loss

is

restricted

to

the

carrying

value

of

the

asset.
As

at

31

December

2020,

£10,682m

(2019:

£8,903m)

of

the

Group’s

£11,361m

(2019:

£9,585m)

short-term

traded

interests

were

comprised

of
debt

securities

issued

by

asset

securitisation

vehicles.
Traded

derivatives
The

Group

enters

into

a

variety

of

derivative

contracts

with

structured

entities

which

reference

market

risk

variables

such

as

interest

rates,
foreign

exchange

rates

and

credit

indices

among

other

things.

The

main

derivative

types

which

are

considered

interests

in

structured

entities
include

index-based

and

entity

specific

credit

default

swaps,

balance

guaranteed

swaps,

total

return

swaps,

commodities

swaps,

and

equity
swaps.

A

description

of

the

types

of

derivatives

and

the

risk

management

practices

are

detailed

in

Note

14.

The

risk

of

loss

may

be

mitigated
through

ongoing

margining

requirements

as

well

as

a

right

to

cash

flows

from

the

structured

entity

which

are

senior

in

the

payment

waterfall.
Such

margining

requirements

are

consistent

with

market

practice

for

many

derivative

arrangements

and

in

line

with

the

Group’s

normal

credit
policies.
Derivative

transactions

require

the

counterparty

to

provide

cash

or

other

collateral

under

margining

agreements

to

mitigate

counterparty

credit
risk.

The

Group

is

mainly

exposed

to

settlement

risk

on

these

derivatives

which

is

mitigated

through

daily

margining.

Total

notional

contract
amounts

were

£153,894m

(2019:

£314,170m).
Except

for

credit

default

swaps

where

the

maximum

exposure

to

loss

is

the

swap

notional

amount,

it

is

not

possible

to

estimate

the

maximum
exposure

to

loss

in

respect

of

derivative

positions

as

the

fair

value

of

derivatives

is

subject

to

changes

in

market

rates

of

interest,

exchange

Notes

to

the

financial

statements
Scope

of

consolidation
292

Barclays

PLC

2020

Annual

Report

on

Form

20-F
rates

and

credit

indices

which

by

their

nature

are

uncertain.

In

addition,

the

Group’s

losses

would

be

subject

to

mitigating

action

under

its

traded
market

risk

and

credit

risk

policies

that

require

the

counterparty

to

provide

collateral

in

cash

or

other

assets

in

most

cases.
Other

interests

in

unconsolidated

structured

entities
The

Group’s

interests

in

structured

entities

not

held

for

the

purposes

of

short-term

trading

activities

are

set

out

below,

summarised

by

the
purpose

of

the

entities

and

limited

to

significant

categories,

based

on

maximum

exposure

to

loss.
Nature

of

interest
Multi-seller
conduit
programmes Lending Other Total
£m £m £m £m
As

at

31

December

2020
Trading

portfolio

assets
-

-

-

-

Financial

assets

at

fair

value

through

the

income

statement
-

98 2,766 2,864
Financial

assets

at

fair

value

through

other

comprehensive

income
-

106 47 153
Loans

and

advances

at

amortised

cost
5,146 12,721 3,079 20,946
Other

assets
8 3 5 16
Total

on-balance

sheet

exposures
5,154 12,928 5,897 23,979
Total

off

-balance

sheet

notional

amounts
11,750 7,555
-

19,305
Maximum

exposure

to

loss
16,904 20,483 5,897 43,284
Total

assets

of

the

entity
87,004 159,804 36,083 282,891
As

at

31

December

2019
Trading

portfolio

assets
-

-

76 76
Financial

assets

at

fair

value

through

the

income

statement
-

159 2,500 2,659
Financial

assets

at

fair

value

through

other

comprehensive

income
-

-

391 391
Loans

and

advances

at

amortised

cost
5,930 8,132 4,999 19,061
Other

assets
17 4 7 28
Total

on-balance

sheet

exposures
5,947 8,295 7,973 22,215
Total

off

-balance

sheet

notional

amounts
8,649 3,751 1,621 14,021
Maximum

exposure

to

loss
14,596 12,046 9,594 36,236
Total

assets

of

the

entity
78,716 145,181 34,099 257,996
Maximum

exposure

to

loss
Unless

specified

otherwise

below,

the

Group’s

maximum

exposure

to

loss

is

the

total

of

its

on-balance

sheet

positions

and

its

off-balance

sheet
arrangements,

being

loan

commitments

and

financial

guarantees.

Exposure

to

loss

is

mitigated

through

collateral,

financial

guarantees,

the
availability

of

netting

and

credit

protection

held.
Multi-seller

conduit

programme
The

multi-seller

conduit

engages

in

providing

financing

to

various

clients

and

holds

whole

or

partial

interests

in

pools

of

receivables

or

similar
obligations.

These

instruments

are

protected

from

loss

through

overcollateralisation,

seller

guarantees,

or

other

credit

enhancements

provided
to

the

conduit.

The

Group’s

off-balance

sheet

exposure

included

in

the

table

above

represents

liquidity

facilities

that

are

provided

to

the

conduit
for

the

benefit

of

the

holders

of

the

commercial

paper

issued

by

the

conduit

and

will

only

be

drawn

where

the

conduit

is

unable

to

access

the
commercial

paper

market.

If

these

liquidity

facilities

are

drawn,

the

Group

is

protected

from

loss

through

overcollateralisation,

seller

guarantees,
or

other

credit

enhancements

provided

to

the

conduit.
Lending
The

portfolio

includes

lending

provided

by

the

Group

to

unconsolidated

structured

entities

in

the

normal

course

of

its

lending

business

to

earn
income

in

the

form

of

interest

and

lending

fees

and

includes

loans

to

structured

entities

that

are

generally

collateralised

by

property,

equipment
or

other

assets.

All

loans

are

subject

to

the

Group’s

credit

sanctioning

process.

Collateral

arrangements

are

specific

to

the

circumstances

of
each

loan

with

additional

guarantees

and

collateral

sought

from

the

sponsor

of

the

structured

entity

for

certain

arrangements.

During

the

period
the

Group

incurred

an

impairment

of

£23m

(2019:

£7m)

against

such

facilities.
Other
This

includes

fair

value

loans

with

structured

entities

where

the

market

risk

is

materially

hedged

with

corresponding

derivative

contracts,
interests

in

debt

securities

issued

by

securitisation

vehicles

and

drawn

and

undrawn

loan

facilities

to

these

entities.

In

addition,

other

includes
investment

funds

with

interests

restricted

to

management

fees

based

on

performance

of

the

fund

and

trusts

held

on

behalf

of

beneficiaries

with
interests

restricted

to

unpaid

fees.
Assets

transferred

to

sponsored

unconsolidated

structured

entities
Assets

transferred

to

sponsored

unconsolidated

structured

entities

were

£730m

(2019:

£471m).

Notes

to

the

financial

statements
Scope

of

consolidation
293

Barclays

PLC

2020

Annual

Report

on

Form

20-F
36

Investments

in

associates

and

joint

ventures
Accounting

for

associates

and

joint

ventures
The

Group

applies

IAS

28
Investments

in

Associates

and

IFRS

11
Joint

Arrangements
.

Associates

are

entities

in

which

the

Group

has
significant

influence,

but

not

control,

over

the

operating

and

financial

policies.

Generally

the

Group

holds

more

than

20%,

but

less

than

50%,

of
their

voting

shares.

Joint

ventures

are

arrangements

where

the

Group

has

joint

control

and

rights

to

the

net

assets

of

the

entity.

The

Group’s

investments

in

associates

and

joint

ventures

are

initially

recorded

at

cost

and

increased

(or

decreased)

each

year

by

the

Group’s
share

of

the

post

acquisition

profit/(loss).

The

Group

ceases

to

recognise

its

share

of

the

losses

of

equity

accounted

associates

when

its

share
of

the

net

assets

and

amounts

due

from

the

entity

have

been

written

off

in

full,

unless

it

has

a

contractual

or

constructive

obligation

to

make
good

its

share

of

the

losses.

In

some

cases,

investments

in

these

entities

may

be

held

at

fair

value

through

profit

or

loss,

for

example,

those
held

by

private

equity

businesses.

There

are

no

individually

significant

investments

in

joint

ventures

or

associates

held

by

the

Group.

2020 2019
Associates
Joint

ventures
Total Associates
Joint

ventures
Total
£m £m £m £m £m £m
Equity

accounted
464 317 781 457 264 721
Held

at

fair

value

through

profit

or

loss
- 437 437 - 516 516
Total 464 754 1,218 457 780 1,237
Summarised

financial

information

for

the

Group’s

equity

accounted

associates

and

joint

ventures

is

set

out

below.

The

amounts

shown

are

the
Group’s

share

of

the

net

income

of

the

investees

for

the

year

ended

31

December

2020,

with

the

exception

of

certain

undertakings

for

which

the
amounts

are

based

on

accounts

made

up

to

dates

not

earlier

than

three

months

before

the

balance

sheet

date.
Associates
Joint

ventures
2020 2019 2020 2019
£m £m £m £m
Profit/(loss)

from

continuing

operations
(24) 10 24 43
Other

comprehensive

income/(expense)
(3) - (6) 2
Total

comprehensive

income/(loss)

from

continuing

operations
(27) 10 18 45
Unrecognised

shares

of

the

losses

of

individually

immaterial

associates

and

joint

ventures

were

£nil

(2019:

£nil).
The

Barclays

commitments

and

contingencies

to

its

associates

and

joint

ventures

comprised

unutilised

credit

facilities

provided

to

customers

of
£1,897m

(2019:

£1,726m).

In

addition,

the

Group

has

made

commitments

to

finance

or

otherwise

provide

resources

to

its

joint

ventures

and
associates

of

£443m

(2019:

£403m).
37

Securitisations
Accounting

for

securitisations
The

Group

uses

securitisations

as

a

source

of

finance

and

a

means

of

risk

transfer.

Such

transactions

generally

result

in

the

transfer

of
contractual

cash

flows

from

portfolios

of

financial

assets

to

holders

of

issued

debt

securities.
Securitisations

may,

depending

on

the

individual

arrangement,

result

in

continued

recognition

of

the

securitised

assets

and

the

recognition

of

the
debt

securities

issued

in

the

transaction;

lead

to

partial

continued

recognition

of

the

assets

to

the

extent

of

the

Group’s

continuing

involvement

in
those

assets

or

lead

to

derecognition

of

the

assets

and

the

separate

recognition,

as

assets

or

liabilities,

of

any

rights

and

obligations

created

or
retained

in

the

transfer.

Full

derecognition

only

occurs

when

the

Group

transfers

both

its

contractual

right

to

receive

cash

flows

from

the

financial
assets,

or

retains

the

contractual

rights

to

receive

the

cash

flows,

but

assumes

a

contractual

obligation

to

pay

the

cash

flows

to

another

party
without

material

delay

or

reinvestment,

and

also

transfers

substantially

all

the

risks

and

rewards

of

ownership,

including

credit

risk,

prepayment
risk

and

interest

rate

risk.
In

the

course

of

its

normal

banking

activities,

the

Group

makes

transfers

of

financial

assets,

either

where

legal

rights

to

the

cash

flows

from

the
asset

are

passed

to

the

counterparty

or

beneficially,

where

the

Group

retains

the

rights

to

the

cash

flows

but

assumes

a

responsibility

to

transfer
them

to

the

counterparty.

Depending

on

the

nature

of

the

transaction,

this

may

result

in

derecognition

of

the

assets

in

their

entirety,

partial
derecognition

or

no

derecognition

of

the

assets

subject

to

the

transfer.

A

summary

of

the

main

transactions,

and

the

assets

and

liabilities

and

the

financial

risks

arising

from

these

transactions,

is

set

out

below:
Transfers

of

financial

assets

that

do

not

result

in

derecognition
Securitisations
The

Group

was

party

to

securitisation

transactions

involving

its

credit

card

balances

and

other

personal

lending.

In

these

transactions,

the
assets,

interests

in

the

assets,

or

beneficial

interests

in

the

cash

flows

arising

from

the

assets,

are

transferred

to

a

special

purpose

entity,

which
then

issues

interest

bearing

debt

securities

to

third

party

investors.

Securitisations

may,

depending

on

the

individual

arrangement,

result

in

continued

recognition

of

the

securitised

assets

and

the

recognition

of

the
debt

securities

issued

in

the

transaction.

Partial

continued

recognition

of

the

assets

to

the

extent

of

the

Group’s

continuing

involvement

in

those
assets

can

also

occur

or

derecognition

of

the

assets

and

the

separate

recognition,

as

assets

or

liabilities,

of

any

rights

and

obligations

created

or
retained

in

the

transfer.

The

following

table

shows

the

carrying

amount

of

securitised

assets

that

have

not

resulted

in

full

derecognition,

together

with

the

associated
liabilities,

for

each

category

of

asset

on

the

balance

sheet:

Notes

to

the

financial

statements
Scope

of

consolidation
294

Barclays

PLC

2020

Annual

Report

on

Form

20-F
2020
2019
Assets
Liabilities

Assets
Liabilities

Carrying
amount

Fair

value
Carrying
amount

Fair

value
Carrying
amount

Fair

value
Carrying
amount

Fair

value
£m £m £m £m £m £m £m £m
Loans

and

advances

at

amortised
cost
Credit

cards,

unsecured

and

other
retail

lending
1,033 1,121 (1,019) (1,033) 3,516 3,678 (2,918) (2,922)
Balances

included

within

loans

and

advances

at

amortised

cost

represent

securitisations

where

substantially

all

the

risks

and

rewards

of

the
asset

have

been

retained

by

the

Group.
The

relationship

between

the

transferred

assets

and

the

associated

liabilities

is

that

holders

of

notes

may

only

look

to

cash

flows

from

the
securitised

assets

for

payments

of

principal

and

interest

due

to

them

under

the

terms

of

their

notes,

although

the

contractual

terms

of

their

notes
may

be

different

to

the

maturity

and

interest

of

the

transferred

assets.
For

transfers

of

assets

in

relation

to

repurchase

agreements,

refer

to

Note

38.
Continuing

involvement

in

financial

assets

that

have

been

derecognised
In

some

cases,

the

Group

may

have

transferred

a

financial

asset

in

its

entirety

but

may

have

continuing

involvement

in

it.

This

arises

in

asset
securitisations

where

loans

and

asset

backed

securities

were

derecognised

as

a

result

of

the

Group’s

involvement

with

asset

backed

securities,
residential

mortgage

backed

securities

and

commercial

mortgage

backed

securities.

Continuing

involvement

largely

arises

from

providing
financing

into

these

structures

in

the

form

of

retained

notes,

which

do

not

bear

first

losses.
The

table

below

shows

the

potential

financial

implications

of

such

continuing

involvement:
Continuing

involvement
a
Gain/(loss)

from

continuing
involvement
Carrying

amount

Fair

value
Maximum
exposure

to

loss
For

the

year
ended
Cumulative

to

31
December
Type

of

transfer
£m £m £m £m £m
2020
Asset

backed

securities
56 56 56 1 1
Residential

mortgage

backed

securities
49 49 49 1 1
Commercial

mortgage

backed

securities
243 237 243 2 6
Total 348 342 348 4 8
2019
Commercial

mortgage

backed

securities
189 188 189 1 4
Total 189 188 189 1 4

Note
a

Assets

which

represent

the

Group’s

continuing

involvement

in

derecognised

assets

are

recorded

in

Loans

and

advances

at

amortised

cost

and

Debt

securities

at

FVTP&L.

38

Assets

pledged,

collateral

received

and

assets

transferred
Assets

are

pledged

or

transferred

as

collateral

to

secure

liabilities

under

repurchase

agreements,

securitisations

and

stock

lending

agreements
or

as

security

deposits

relating

to

derivatives.

Assets

transferred

are

non-cash

assets

transferred

to

a

third

party

that

do

not

qualify

for
derecognition

from

the

Group

balance

sheet,

for

example

because

Barclays

retains

substantially

all

the

exposure

to

those

assets

under

an
agreement

to

repurchase

them

in

the

future

for

a

fixed

price.
Assets

pledged

or

transferred

as

collateral

include

all

assets

categorised

as

encumbered

in

the

disclosure

on

pages

222

to

223

of

the

Barclays
PLC

Pillar

3

Report

2020

(unaudited),

other

than

those

held

in

commercial

paper

conduits.

In

these

transactions,

the

Group

will

be

required

to
step

in

to

provide

financing

itself

under

a

liquidity

facility

if

the

vehicle

cannot

access

the

commercial

paper

market.
Where

non-cash

assets

are

pledged

or

transferred

as

collateral

for

cash

received,

the

asset

continues

to

be

recognised

in

full,

and

a

related
liability

is

also

recognised

on

the

balance

sheet.

Where

non-cash

assets

are

pledged

or

transferred

as

collateral

in

an

exchange

for

non-cash
assets,

the

transferred

asset

continues

to

be

recognised

in

full,

and

there

is

no

associated

liability

as

the

non-cash

collateral

received

is

not
recognised

on

the

balance

sheet.

The

Group

is

unable

to

use,

sell

or

pledge

the

transferred

assets

for

the

duration

of

the

transaction

and
remains

exposed

to

interest

rate

risk

and

credit

risk

on

these

pledged

assets.

Unless

stated,

the

counterparty's

recourse

is

not

limited

to

the
transferred

assets.
The

following

table

summarises

the

nature

and

carrying

amount

of

the

assets

pledged

as

security

against

these

liabilities:

Notes

to

the

financial

statements
Scope

of

consolidation
295

Barclays

PLC

2020

Annual

Report

on

Form

20-F
2020
2019
£m
£m
Cash

collateral

and

settlements
72,042 64,400
Loans

and

advances

at

amortised

cost
37,257 39,354
Trading

portfolio

assets
77,198 65,532
Financial

assets

at

fair

value

through

the

income

statement
5,584 10,104
Financial

assets

at

fair

value

through

other

comprehensive

income
22,185 9,278
Assets

pledged
214,266
188,668
The

following

table

summarises

the

transferred

financial

assets

and

the

associated

liabilities:
Transferred
assets
Associated
liabilities
£m £m
At

31

December

2020
Derivatives 77,574 (77,574)
Repurchase

agreements
65,673 (44,076)
Securities

lending

arrangements
61,183 -
Other 9,836 (7,408)
214,266 (129,058)
At

31

December

2019
Derivatives 68,609 (68,609)
Repurchase

agreements
52,840 (35,708)
Securities

lending

arrangements
49,106 -
Other 18,113 (12,005)
188,668 (116,322)
Included

within

Other

are

agreements

where

a

counterparty's

recourse

is

limited

to

the

transferred

assets.

The

relationship

between

the
transferred

assets

and

the

associated

liabilities

is

that

holders

of

notes

may

only

look

to

cash

flows

from

the

securitised

assets

for

payments

of
principal

and

interest

due

to

them

under

the

terms

of

their

notes.
Carrying

value
Fair

value
Transferred
assets
Associated
liabilities
Transferred
assets
Associated
liabilities
Net

position
£m £m £m £m £m
2020
Recourse

to

transferred

assets

only
1,033 (1,019) 1,121 (1,033) 88
2019
Recourse

to

transferred

assets

only
3,516 (2,918) 3,678 (2,922) 756
The

Group

has

an

additional

£6.3bn

(2019:

£12bn)

of

loans

and

advances

within

its

asset

backed

funding

programmes

that

can

readily

be

used
to

raise

additional

secured

funding

and

are

available

to

support

future

issuances.

Total

assets

pledged

includes

a

collateral

pool

put

in

place

to

provide

security

for

the

UKRF

funding

deficit.

Refer

to

Note

33

for

further

details.
Collateral

held

as

security

for

assets
Under

certain

transactions,

including

reverse

repurchase

agreements

and

stock

borrowing

transactions,

the

Group

is

allowed

to

resell

or

re-
pledge

the

collateral

held.

The

fair

value

at

the

balance

sheet

date

of

collateral

accepted

and

re-pledged

or

transferred

to

others

was

as

follows:
2020 2019
£m £m
Fair

value

of

securities

accepted

as

collateral
793,573 656,598
Of

which

fair

value

of

securities

re-pledged/transferred

to

others
685,300
554,988
Additional

disclosure

has

been

included

in

collateral

and

other

credit

enhancements

in

the

Risk

review

section.

Assets

pledged

as

collateral
include

all

assets

categorised

as

encumbered

in

the

disclosure

on

pages

222

to

223

of

the

Barclays

PLC

Pillar

3

Report

2020

(unaudited).

Notes

to

the

financial

statements
Other

disclosure

matters
296

Barclays

PLC

2020

Annual

Report

on

Form

20-F
The

notes

included

in

this

section

focus

on

related

party

transactions,

Auditors’

remuneration

and

Directors’

remuneration.

Related

parties
include

any

subsidiaries,

associates,

joint

ventures

and

Key

Management

Personnel.
39

Related

party

transactions

and

Directors’

remuneration

Related

party

transactions
Parties

are

considered

to

be

related

if

one

party

has

the

ability

to

control

the

other

party

or

exercise

significant

influence

over

the

other

party

in
making

financial

or

operational

decisions,

or

one

other

party

controls

both.
Subsidiaries
Transactions

between

Barclays

PLC

and

its

subsidiaries

meet

the

definition

of

related

party

transactions.

Where

these

are

eliminated

on
consolidation,

they

are

not

disclosed

in

the

Group’s

financial

statements.

Transactions

between

Barclays

PLC

and

its

subsidiaries

are

fully
disclosed

in

Barclays

PLC’s

financial

statements.

A

list

of

the

Group’s

principal

subsidiaries

is

shown

in

Note

34.
Associates,

joint

ventures

and

other

entities
The

Group

provides

banking

services

to

its

associates,

joint

ventures

and

the

Group

pension

funds

(principally

the

UK

Retirement

Fund),
providing

loans,

overdrafts,

interest

and

non-interest

bearing

deposits

and

current

accounts

to

these

entities

as

well

as

other

services.

Group
companies

also

provide

investment

management

and

custodian

services

to

the

Group

pension

schemes.

All

of

these

transactions

are
conducted

on

the

same

terms

as

third

party

transactions.

Summarised

financial

information

for

the

Group’s

investments

in

associates

and

joint
ventures

is

set

out

in

Note

36.
Amounts

included

in

the

Group’s

financial

statements,

in

aggregate,

by

category

of

related

party

entity

are

as

follows:
Associates
Joint

ventures
Pension

funds
£m £m £m
For

the

year

ended

and

as

at

31

December

2020
Total

income
- 10 5
Credit

impairment

charges
- - -
Operating

expenses
(26) - (1)
Total

assets
- 1,388 4
Total

liabilities
66 - 69
For

the

year

ended

and

as

at

31

December

2019
Total

income
- 12 5
Credit

impairment

charges
- - -
Operating

expenses
(46) - -
Total

assets
- 1,303 3
Total

liabilities
- - 75
Total

liabilities

includes

derivatives

transacted

on

behalf

of

the

pension

funds

of

£13m

(2019:

£6m).
Key

Management

Personnel
Key

Management

Personnel

are

defined

as

those

persons

having

authority

and

responsibility

for

planning,

directing

and

controlling

the

activities
of

Barclays

PLC

(directly

or

indirectly)

and

comprise

the

Directors

and

Officers

of

Barclays

PLC,

certain

direct

reports

of

the

Group

Chief
Executive

and

the

heads

of

major

business

units

and

functions.
The

Group

provides

banking

services

to

Key

Management

Personnel

and

persons

connected

to

them.

Transactions

during

the

year

and

the
balances

outstanding

were

as

follows:
Loans

outstanding
2020 2019
£m £m
As

at

1

January
7.2 7.2
Loans

issued

during

the

year
a 2.3 4.8
Loan

repayments

during

the

year
b (0.3) (4.8)
As

at

31

December

9.2 7.2

Notes
a

Includes

loans

issued

to

existing

Key

Management

Personnel

and

new

or

existing

loans

issued

to

newly

appointed

Key

Management

Personnel.
b

Includes

loan

repayments

by

existing

Key

Management

Personnel

and

loans

to

former

Key

Management

Personnel.
No

allowances

for

impairment

were

recognised

in

respect

of

loans

to

Key

Management

Personnel

(or

any

connected

person).

Notes

to

the

financial

statements
Other

disclosure

matters
297

Barclays

PLC

2020

Annual

Report

on

Form

20-F
Deposits

outstanding
2020 2019
£m £m
As

at

1

January
12.1
6.9
Deposits

received

during

the

year
a
41.6 36.0
Deposits

repaid

during

the

year
b (43.3)
(30.8)
As

at

31

December

10.4
12.1

Notes
a

Includes

deposits

received

from

existing

Key

Management

Personnel

and

new

or

existing

deposits

received

from

newly

appointed

Key

Management

Personnel.
b

Includes

deposits

repaid

by

existing

Key

Management

Personnel

and

deposits

of

former

Key

Management

Personnel.
Total

commitments

outstanding
Total

commitments

outstanding

refers

to

the

total

of

any

undrawn

amounts

on

credit

cards

and/or

overdraft

facilities

provided

to

Key
Management

Personnel.

Total

commitments

outstanding

as

at

31

December

2020

were

£0.9m

(2019:

£0.8m).
All

loans

to

Key

Management

Personnel

(and

persons

connected

to

them)

were

made

in

the

ordinary

course

of

business;

were

made

on
substantially

the

same

terms,

including

interest

rates

and

collateral,

as

those

prevailing

at

the

same

time

for

comparable

transactions

with

other
persons;

and

did

not

involve

more

than

a

normal

risk

of

collectability

or

present

other

unfavourable

features.
Remuneration

of

Key

Management

Personnel
Total

remuneration

awarded

to

Key

Management

Personnel

below

represents

the

awards

made

to

individuals

that

have

been

approved

by

the
Board

Remuneration

Committee

as

part

of

the

latest

remuneration

decisions,

and

is

consistent

with

the

approach

adopted

for

disclosures

set
out

in

the

Directors’

Remuneration

Report.

Costs

recognised

in

the

income

statement

reflect

the

accounting

charge

for

the

year

included

within
operating

expenses.

The

difference

between

the

values

awarded

and

the

recognised

income

statement

charge

principally

relates

to

the
recognition

of

deferred

costs

for

prior

year

awards.

Figures

are

provided

for

the

period

that

individuals

met

the

definition

of

Key

Management
Personnel.
2020 2019
£m £m
Salaries

and

other

short-term

benefits
41.6 38.5
Pension

costs
- 0.1
Other

long-term

benefits
8.2 8.7
Share-based

payments
13.2 13.4
Employer

social

security

charges

on

emoluments
7.2 7.4
Costs

recognised

for

accounting

purposes
70.2 68.1
Employer

social

security

charges

on

emoluments
(7.2) (7.4)
Other

long-term

benefits

–

difference

between

awards

granted

and

costs

recognised
- (0.6)
Share-based

payments

–

difference

between

awards

granted

and

costs

recognised
1.1 2.2
Total

remuneration

awarded
64.1
62.3
Disclosure

required

by

the

Companies

Act

2006
The

following

information

regarding

the

Barclays

PLC

Board

of

Directors

is

presented

in

accordance

with

the

Companies

Act

2006:
2020 2019
£m £m
Aggregate

emoluments
a 8.4 8.5
Amounts

paid

under

LTIPs
b - 0.8
8.4 9.3

Notes
a

The

aggregate

emoluments

include

amounts

paid

for

the

2020

year.

In

addition,

deferred

share

awards

for

2020

with

a

total

value

at

grant

of

£0.6m

(2019:

£2m)

will

be

made
to

James

E

Staley

and

Tushar

Morzaria

which

will

only

vest

subject

to

meeting

certain

conditions.
b

No

LTIP

amounts

were

received

by

the

Executive

Directors

in

2020

as

the

release

of

the

first

tranche

of

the

2017-2019

LTIP

was

delayed

from

June

2020

to

March

2021.

The
LTIP

figure

in

the

single

total

figure

tabl

e

for

Executive

Directors’

2020

remuneration

in

the

Directors’

Remuneration

Report

relates

to

the

2018

–

2020

LTIP

cycle.
There

were

no

pension

contributions

paid

to

defined

contribution

schemes

on

behalf

of

Directors

(2019:

£nil).

There

were

no

notional

pension
contributions

to

defined

contribution

schemes.
As

at

31

December

2020,

there

were

no

Directors

accruing

benefits

under

a

defined

benefit

scheme

(2019:

nil).
Directors’

and

Officers’

shareholdings

and

options
The

beneficial

ownership

of

ordinary

share

capital

of

Barclays

PLC

by

all

Directors

and

Officers

of

Barclays

PLC

(involving

26

persons)

at

31
December

2020

amounted

to

27,470,067

(2019:

22,789,126)

ordinary

shares

of

25p

each

(0.16%

of

the

ordinary

share

capital

outstanding).
As

at

31

December

2020,

Executive

Directors

and

Officers

of

Barclays

PLC

(involving

16

persons)

held

options

to

purchase

a

total

of

78,495
(2019:

40,428)

Barclays

PLC

ordinary

shares

of

25p

each

at

a

weighted

average

price

of

101p

under

Sharesave.
Advances

and

credit

to

Directors

and

guarantees

on

behalf

of

Directors

Notes

to

the

financial

statements
Other

disclosure

matters
298

Barclays

PLC

2020

Annual

Report

on

Form

20-F
In

accordance

with

Section

413

of

the

Companies

Act

2006,

the

total

amount

of

advances

and

credits

made

available

in

2020

to

persons

who
served

as

Directors

during

the

year

was

£0.1m

(2019:

£0.3m).

The

total

value

of

guarantees

entered

into

on

behalf

of

Directors

during

2020

was
£nil

(2019:

£nil).
40

Auditor’s

remuneration
Auditor’s

remuneration

is

included

within

consultancy,

legal

and

professional

fees

in

administration

and

general

expenses

and

comprises:
2020 2019 2018
£m £m £m
Audit

of

the

Barclays

Group's

annual

accounts
9 10 8
Other

services:
Audit

of

the

Company's

subsidiaries
a 38 35 32
Other

audit

related

fees
b 10 9 9
Other

services
2 2 2
Total

Auditor's

remuneration
59 56 51

Notes
a

Comprises

the

fees

for

the

statutory

audit

of

subsidiaries

both

inside

and

outside

the

UK

and

fees

for

work

performed

by

associates

of

KPMG

in

respect

of

the

consolidated
financial

statements

of

the

Company.
b

Comprises

services

in

relation

to

statutory

and

regulatory

filings.

These

include

audit

services

for

the

review

of

the

interim

financial

information

under

the

Listing

Rules

of

the
UK

listing

authority.
Under

SEC

regulations,

the

remuneration

of

our

auditors

is

required

to

be

presented

as

follows:

audit

fees

£52m

(2019:

£50m,

2018:

£45m),
audit-related

fees

£6m

(2019:

£5m,

2018:

£5m),

tax

fees

£nil

(2019:

£nil,

2018:

£nil),

and

all

other

fees

£1m

(2019:

£1m,

2018:

£1m).

Notes

to

the

financial

statements
Other

disclosure

matters
299

Barclays

PLC

2020

Annual

Report

on

Form

20-F
41

Interest

rate

benchmark

reform
Following

the

financial

crisis,

the

reform

and

replacement

of

benchmark

interest

rates

such

as

IBOR

has

become

a

priority

for

global

regulators.
The

UK’s

Financial

Conduct

Authority

(FCA)

and

other

global

regulators

have

instructed

market

participants

to

prepare

for

the

cessation

of
LIBOR

after

the

end

of

2021,

and

to

adopt

“near

Risk-Free

Rates”

(RFRs).

While

it

is

expected

that

most

reforms

affecting

the

Group

will

be
completed

by

the

end

of

2021,

consultations

and

possible

regulatory

changes

are

in

progress.

This

may

mean

that

some

LIBORs

continue

to

be
published

beyond

that

date.
The

Group’s

risk

exposure

is

predominately

to

GBP,

USD,

JPY

and

CHF

LIBOR

and

Euro

Overnight

Index

Average

(EONIA)

with

the

vast
majority

concentrated

in

derivatives

within

the

Corporate

and

Investment

Bank.

Some

additional

exposure

resides

on

floating

rate

loans

and
advances,

repurchase

agreements

and

debt

securities

held

and

issued

within

the

Corporate

and

Investment

Bank.

Retail

lending

and

mortgage
exposure

in

Barclays

UK

is

minimal.
The

Group

does

not

consider

there

to

be

risk

in

respect

of

the

Euro

Interbank

Offered

Rate

(EURIBOR)

arising

from

IBOR

reform

as

at

31
December

2020.

This

is

because

the

calculation

methodology

of

EURIBOR

changed

during

2019

and

the

reform

of

EURIBOR

is

complete.

In
July

2019,

the

Belgian

Financial

Services

and

Markets

Authority

(as

the

administrator

of

EURIBOR)

granted

authorisation

with

respect

to
EURIBOR

under

the

European

Union

Benchmarks

Regulation.

This

allows

market

participants

to

continue

to

use

EURIBOR

after

1

January
2021

for

both

existing

and

new

contracts.

The

EUR

Risk

Free

Rate

Working

Group

has

not

contemplated

the

cessation

of

EURIBOR.

The
Group

expects

that

EURIBOR

will

continue

to

exist

as

a

benchmark

rate

for

the

foreseeable

future.
There

are

key

differences

between

IBORs

and

RFRs.

IBORs

are

‘term

rates’,

which

means

that

they

are

published

for

a

borrowing

period

(for
example

three

months),

and

they

are

‘forward-looking’,

because

they

are

published

at

the

beginning

of

a

borrowing

period,

based

upon

an
estimated

inter-bank

borrowing

cost

for

the

period.

RFRs

are

based

upon

overnight

rates

from

actual

transactions,

and

are

therefore

published
after

the

end

of

the

overnight

borrowing

period.

Furthermore,

IBORs

include

a

credit

spread

over

the

RFRs.

Therefore,

to

transition

existing
contracts

and

agreements

to

RFRs,

adjustments

for

term

and

credit

differences

may

need

to

be

applied

to

RFR-linked

rates.

The

methodologies
for

determining

these

adjustments

are

undergoing

in-depth

consultations

by

industry

working

groups,

on

behalf

of

the

respective

global
regulators

and

related

market

participants.
How

the

Group

is

managing

the

transition

to

alternative

benchmark

rates

Barclays

has

established

a

Group-wide

LIBOR

Transition

Programme,

with

oversight

from

the

Group

Finance

Director.

The

Programme

spans
all

business

lines

and

has

cross-functional

governance

which

includes

Legal,

Conduct

Risk,

Client

Engagement

and

Communications,

Risk,

and
Finance.

The

Transition

Programme

aims

to

drive

strategic

execution,

and

identify,

manage

and

resolve

key

risks

and

issues

as

they

arise.
Accountable

Executives

are

in

place

within

key

working

groups

across

businesses

and

workstreams.

Barclays’

transition

plans

primarily

focus
on

G5

currencies

while

providing

quarterly

updates

on

progress

and

exposures

to

the

PRA/FCA

and

other

regulators

as

required.
The

Transition

Programme

follows

a

risk

based

approach,

using

recognised

‘change

delivery’

control

standards,

to

drive

strategic

execution,
and

identify,

manage

and

resolve

key

risks

and

issues

as

they

arise.

Accountable

Executives

are

in

place

within

key

working

groups,

with
overall

Board

oversight

delegated

to

the

Board

Risk

Committee

and

the

Group

Finance

Director.

Barclays

performs

a

prominent

stewardship
role

to

drive

orderly

transition

via

our

representation

on

official

sector

and

industry

working

groups

across

all

major

jurisdictions

and

product
classes.

Additionally,

the

Group

Finance

Director

is

Chair

of

the

UK’s

‘Working

Group

on

Sterling

Risk-Free

Reference

Rates’,

whose

m

andate
is

to

catalyse

a

broad-based

transition

to

using

SONIA

(‘Sterling

Overnight

Index

Average’)

as

the

primary

sterling

interest

rate

benchmark

in
bond,

loan

and

derivatives

markets.

Approaches

to

transition

exposure

expiring

post

the

expected

end

dates

for

LIBOR

vary

by

product

and

nature

of

counterparty.

The

Group

is
actively

engaging

with

the

counterparties

to

transition

or

include

appropriate

fallback

provisions

and

transition

mechanisms

in

its

floating

rate
assets

and

liabilities

with

maturities

after

2021,

when

most

IBORs

are

expected

to

cease

to

be

published.

For

the

derivative

population,
adherence

to

the

ISDA

IBOR

Fallbacks

Protocol

now

provides

Barclays

with

an

efficient

mechanism

to

amend

outstanding

trades

to

incorporate
fallbacks.

Beyond

the

ISDA

IBOR

Fallbacks

Protocol,

there

will

be

options

to

terminate

or

bilaterally

agree

new

terms

with

counterparties.
Barclays

expects

derivative

contracts

facing

central

clearing

counterparties

to

follow

a

market-wide,

standardised

approach

to

reform.
Market

participants

are

currently

awaiting

publication

of

the

results

of

ICE

Benchmark

Administration’s

consultation

on

plans

to

cease
publication

of

most

LIBORs

at

end

2021,

with

certain,

actively

used

USD

LIBOR

tenors

continuing

to

be

provided

until

end

June

2023.

The

FCA
expects

to

enable

publication

of

a

synthetic

LIBOR

rate

for

at

least

certain

actively

used

GBP

LIBOR

tenors

to

facilitate

roll-off

of

relevant
contracts

that

cannot

be

actively

transitioned

by

end

2021.
Progress

made

during

2020
During

2020,

the

Group

has

successfully

delivered

Alternative

RFR

product

capabilities

and

alternatives

to

LIBOR

across

loans,

bonds

and
derivatives.

Good

progress

has

been

made

in

relation

to

client

outreach

and

we

have

been

actively

engaging

with

customers

and

counterparties
to

transition

or

include

the

appropriate

fallback

provisions.

The

Group

has

in

place

detailed

plans,

processes

and

procedures

to

support

the
transition

of

the

remainder

during

2021.

Barclays

has

adhered

to

the

ISDA

IBOR

Fallbacks

Protocol

for

its

major

derivative

dealing

entities

and
we

continue

to

track

progress

and

engage

with

clients

on

their

own

adherence.

Following

the

progress

made

during

2020,

the

Group

continues
to

deliver

technology

and

business

process

changes

to

ensure

operational

readiness

in

preparation

for

LIBOR

cessation

and

transitions

to
RFRs

that

will

be

necessary

during

2021

in

line

with

official

sector

expectations

and

milestones.
Risks

to

which

the

Group

is

exposed

as

a

result

of

the

transition

IBOR

reform

exposes

the

Group

to

various

risks,

which

are

being

managed

through

the

LIBOR

Transition

Programme.

The

material

risks
identified

include

those

set

out

below:

◾
Conduct

and
Litigation

Risk:

This

is

the

risk

that

poor

customer

outcomes

are

brought

about

as

a

direct

result

of

inappropriate

or

negligent
conduct

on

the

part

of

Barclays,

in

connection

with

IBOR

transition.

◾
Operational

Risk
:

The

LIBOR

Transition

Programme

cuts

across

all

businesses

and

functions.

There

are

a

number

of

implementation
challenges

arising

from

transition,

including

technology,

operations,

client

communication

and

the

measurement

of

valuation,

giving

rise

to
additional

operational

risks.
◾
Market

Risk:
Changes

to

Barclays

Market

Risk

profile

are

expected

due

to

IBOR

transition.

These

changes

are

expected

to

be

managed
within

risk

appetite.

IBOR

transition

will

also

impact

the

basis

risk

profile

both

at

the

cessation

event

(when

broadly

all

LIBOR

contracts

fall
back

to

alternatives)

as

well

as

in

the

interim

period

when

alternative

rates

are

referenced

in

contracts.

Notes

to

the

financial

statements
Other

disclosure

matters
300

Barclays

PLC

2020

Annual

Report

on

Form

20-F
◾
Counterparty

Credit

Risk:

LIBOR

replacement

presents

an

increased

risk

of

clients

wishing

to

renegotiate

the

terms

of

existing

transactions.
This

is

dependent

on

client

behaviour

and

the

outcome

of

resulting

negotiations

and

could

change

the

credit

risk

profile

of

client

exposure.

◾
Financial

Risk:

There

is

a

risk

to

Barclays

and

its

clients

that

markets

are

disrupted

due

to

IBOR

reform.

This

could

give

rise

to

financial
losses

should

Barclays

be

unable

to

operate

effectively

in

financial

markets.
◾
Accounting

Risk:

This

would

occur

if

the

hedged

items

and

hedging

instruments

of

Barclays

hedging

relationships

were

to

transition

away
from

IBORs:

at

different

times;

to

different

benchmarks;

or

using

divergent

methodologies

resulting

in

significant

volatility

to

the

income
statement

either

through

hedge

accounting

ineffectiveness

or

failure

of

the

hedge

accounting

relationships.
A

disorderly

cessation

of

LIBOR

would

carry

substantial

economic,

legal,

regulatory,

reputational

and

operational

risks

for

Barclays

and

the
industry

in

general.

Barclays’

expectation

is

that

the

transition

away

from

LIBOR

will

be

carefully

managed

and

that

measures

including

the
broad

adoption

of

ISDA

IBOR

Fallbacks

Protocol,

the

approach

the

Central

Clearing

Counterparties

are

expected

to

follow,

proactive

client
engagement,

regulatory

action

and/or

terminating

or

bilaterally

amending

contracts

where

clients

do

not

wish

to

adopt

new

conventions

(e.g.
ISDA

IBOR

Fallbacks

Protocol),

can

mitigate

the

risks

associated

with

a

disorderly

cessation.
The

Group

does

not

expect

material

changes

to

its

risk

management

approach

and

strategy

as

a

result

of

interest

rate

benchmark

reform.
The

following

table

summarises

the

significant

exposures

impacted

by

interest

rate

benchmark

reform

as

at

31

December

2020:
GBP

LIBOR
USD

LIBOR
JPY

LIBOR

CHF

LIBOR
Others Total
£m £m £m £m £m £m
Non-derivative

financial

assets
Loans

and

advances

at

amortised

cost
30,179 18,109 173 18 1,725 50,204
Reverse

repurchase

agreements

and

other

similar
secured

lending
- 334 - - - 334
Financial

assets

at

fair

value

through

the

income
statement 3,496 6,373 - 283 209 10,361
Financial

assets

at

fair

value

through

other
comprehensive

income
186 114 - - 8 308
Non-derivative

financial

assets
33,861 24,930 173 301 1,942 61,207
Non-derivative

financial

liabilities
Debt

securities

in

issue
(1,023) (10,718) (1,201) - - (12,942)
Subordinated

liabilities
(71) (1,592) - - - (1,663)
Financial

liabilities

designated

at

fair

value
(149) (1,273) (759) - (139) (2,320)
Non-derivative

financial

liabilities
(1,243) (13,583) (1,960) - (139) (16,925)
Standby

facilities,

credit

lines

and

other
commitments
18,944 74,011 - 74 15,951 108,980
The

table

above

represents

the

exposures

to

interest

rate

benchmark

reform

by

balance

sheet

account,

which

have

yet

to

transition.

The
exposure

disclosed

is

for

positions

with

contractual

maturities

after

31

December

2021.

Balances

reported

at

amortised

cost

are

disclosed

at
their

gross

carrying

value

and

do

not

include

any

expected

credit

losses

that

may

be

held

against

them.

Balances

reported

at

fair

value

are
disclosed

at

their

fair

value

on

the

balance

sheet

date.

The

Group

also

has

exposure

to

interest

rate

benchmark

reform

in

respect

of

its

cash

collateral

balances

across

some

of

its

Credit

Support
Annex

agreements,

predominantly

in

EONIA.

This

exposure

is

not

included

within

the

table

above

due

to

its

short

dated

nature.

GBP

LIBOR
USD

LIBOR
EONIA
JPY

LIBOR

CHF

LIBOR
Others Total
£m £m £m £m £m £m £m
Derivative

notional

contract

amount
OTC

interest

rate

derivatives
592,827 2,832,802 457,844 754,206 25,681 41,782 4,705,142
OTC

interest

rate

derivatives

-

cleared

by

central
counterparty
1,684,553 2,891,029 638,202 1,091,479 119,382 198,113 6,622,758
Exchange

traded

interest

rate

derivatives
300,182 333,705 - - 2,494 - 636,381
OTC

foreign

exchange

derivatives
155,285 589,334 - 93,108 31,257 1,921 870,905
OTC

equity

and

stock

index

derivatives
1,845 7,946 544 1,929 491 2,141 14,896
Derivative

notional

contract

amount
2,734,692 6,654,816 1,096,590 1,940,722 179,305 243,957 12,850,082
The

table

above

represents

the

derivative

exposures

to

interest

rate

benchmark

reform,

which

have

yet

to

transition.

The

exposure

disclosed

is
for

positions

with

contractual

maturities

after

31

December

2021.

Derivatives

are

reported

by

using

the

notional

contract

amount

and

where
derivatives

have

both

pay

and

receive

legs

with

exposure

to

benchmark

reform

such

as

cross

currency

swaps,

the

notional

contract

amount

is
disclosed

for

both

legs.

As

at

31

December

2020,

there

were

£264bn

of

cross

currency

swaps

where

both

the

pay

and

receive

legs

are
impacted

by

interest

rate

benchmark

reform.
The

Group

also

had

£28bn

of

Barclays

issued

debt

retained

by

the

group,

impacted

by

the

interest

rate

benchmark

reform,

predominately

in
GBP

and

USD

LIBOR.

Notes

to

the

financial

statements
Other

disclosure

matters
301

Barclays

PLC

2020

Annual

Report

on

Form

20-F
The

table

below

provides

detail

on

the

contractual

maturity

of

the

above

exposures:
Over

one

year
but

not

more
than

two

years
Over

two

years
but

not

more
than

five

years
Over

five

years
but

not

more
than

ten

years
Over

ten

years
Total
Current

benchmark

rate
£m £m £m £m £m
Non-derivative

financial

assets
GBP

LIBOR
4,771 11,309 2,409 15,372 33,861
USD

LIBOR
8,389 14,654 1,715 172 24,930
JPY

LIBOR
11 144 - 18 173
CHF

LIBOR
22 73 90 116 301
Other 931 713 60 238 1,942
Non-derivative

financial

assets
14,124 26,893 4,274 15,916 61,207
Non-derivative

financial

liabilities
GBP

LIBOR
(1,055) (116) - (72) (1,243)
USD

LIBOR
(5,529) (3,623) (4,174) (257) (13,583)
JPY

LIBOR
(1,289) (145) (241) (285) (1,960)
CHF

LIBOR
- - - - -
Other (12) (5) - (122) (139)
Non-derivative

financial

liabilities
(7,885) (3,889) (4,415) (736) (16,925)
Equity
GBP

LIBOR
- - - (3,500) (3,500)
USD

LIBOR
- - - (3,131) (3,131)
Equity - - - (6,631) (6,631)
Derivative

notional

contract

amount
GBP

LIBOR
890,497 767,769 491,063 585,363 2,734,692
USD

LIBOR
2,020,529 2,572,716 1,350,762 710,809 6,654,816
EONIA 397,989 421,460 212,185 64,956 1,096,590
JPY

LIBOR
327,669 582,200 731,942 298,911 1,940,722
CHF

LIBOR
46,868 73,792 46,010 12,635 179,305
Other 50,775 96,657 72,127 24,398 243,957
Derivative

notional

contract

amount
3,734,327 4,514,594 2,904,089 1,697,072 12,850,082
Standby

facilities,

credit

lines

and

other

commitments
GBP

LIBOR
5,134 12,016 505 1,289 18,944
USD

LIBOR
15,368 56,300 735 1,608 74,011
CHF

LIBOR
- 74 - - 74
Other 2,897 12,170 862 22 15,951
Standby

facilities,

credit

lines

and

other

commitments
23,399 80,560 2,102 2,919 108,980
42

Barclays

PLC

(the

Parent

company)
Total

income
Dividends

received

from

subsidiaries
Dividends

received

from

subsidiaries

of

£763m

(2019:

£1,560m,

2018:

£15,360m)

largely

relates

to

dividends

received

from

Barclays

Bank

PLC
£263m,

Barclays

Execution

Services

Limited

£250m

and

Barclays

Bank

UK

PLC

£220m.

The

dividends

received

in

2018

included

both

a
dividend

in

specie,

representing

the

transfer

of

the

holding

in

Barclays

Bank

UK

PLC

from

Barclays

Bank

PLC

to

Barclays

PLC,

and

ordinary
dividends

from

subsidiaries.
The

dividends

received

from

its

banking

subsidiaries

were

paid

up

to

Barclays

PLC

prior

to

the

announcement

made

by

the

PRA

on

31

March
2020

that

capital

be

preserved

for

use

in

serving

Barclays

customers

and

clients

through

the

extraordinary

challenges

presented

by

the

COVID-
19

pandemic.

As

part

of

a

response

to

this

announcement,

Barclays

PLC

took

steps

to

provide

additional

capital

to

its

banking

subsidiaries.
Further

detail

can

be

found

in

the

notes

below.
Other

income
Other

income

of

£1,192m

(2019:

£1,760m,

2018:

£923m)

includes

£857m

(2019:

£813m,

2018:

£752m)

of

income

received

from

gross

coupon
payments

on

Barclays

Bank

PLC

and

Barclays

Bank

UK

PLC

issued

AT1

securities
and

£248m

(2019:

£947m)

of

fair

value

and

foreign
exchange

losses

on

other

positions

with

subsidiaries.

Total

assets

and

liabilities
Investment

in

subsidiaries
The

investment

in

subsidiaries

of

£58,886m

(2019:

£59,546m)

predominantly

relates

to

investments

in

Barclays

Bank

PLC

of

£44,015m

(2019:
£42,363m)

and

Barclays

Bank

UK

PLC

of

£14,245m

(2019:

16,595m)

which

includes

holdings

of

their

AT1

securities

of

£10,995m

(2019:

Notes

to

the

financial

statements
Other

disclosure

matters
302

Barclays

PLC

2020

Annual

Report

on

Form

20-F
£10,843m).
The

decrease

of

£660m

during

the

year

was

predominantly

driven

by

a

£2,573m

impairment

in

the

cost

of

investment

of

Barclays
Bank

UK

PLC

and

the

redemption

of

AT1

holdings

of

€1,000m,

partially

offset

by

capital

contributions

to

Barclays

Bank

PLC

totaling

£1,500m
and

Barclays

Bank

UK

PLC

totaling

£220m,

as

well

as

additional

AT1

holdings

of

$1,500m

in

Barclays

Bank

PLC.
At

the

end

of

each

reporting

period

an

impairment

review

is

undertaken

in

respect

of

investment

in

the

ordinary

shares

of

subsidiaries.
Impairment

is

indicated

where

the

investment

exceeds

the

recoverable

amount.

The

recoverable

amount

is

calculated

as

a

value

in

use

(VIU)
which

is

derived

from

the

present

value

of

future

cash

flows

expected

to

be

received

from

the

investment.

The

VIU

calculations

use

forecast
attributable

profit

based

on

financial

budgets

approved

by

management,

covering

a

five

year

period

as

an

approximation

of

future

cash

flows
discounted

using

a

pre-tax

discount

rate

appropriate

to

the

subsidiary

being

tested.

A

terminal

growth

rate

has

then

been

applied

to

the

cash
flows

thereafter

which

is

based

upon

expectations

of

future

inflation

rates.

The

review

identified

an

impairment

in

the

investment

in

Barclays
Bank

UK

PLC

(see

below).

For

the

other

investment

in

subsidiaries

the

value

in

use

calculated

was

higher

than

the

carrying

value.
Impairment

in

subsidiaries
Due

to

the

impact

of

the

COVID-19

pandemic

on

the

macroeconomic

environment,

the

review

identified

impairment

of

the

investment

in
Barclays

Bank

UK

PLC

of

£2,573m,

reducing

its

carrying

value

to

£11,672

m.

The

VIU

calculation

uses

5-year

profit

before

tax

forecasts

based
on

the

formally

agreed

medium

term

plans

approved

by

the

Board

as

an

approximation

of

future

cash

flows.

The

Personal

Banking

cash

flows
specific

to

Barclays

Bank

UK

PLC

contained

in

the

calculation

have

been

extended

to

a

sixth

year

(prior

to

the

calculation

of

terminal

values)

to
reflect

an

observed

15bp

inflexion

point

in

the

yield

curve

which

was

beyond

the

period

of

the

medium

term

plan.

A

discount

rate

of

13.8%

(2019:

13.7%)

has

been

applied

to

the

cash

flow

forecast.

In

determining

the

discount

rate,

management

have
identified

a

cost

of

equity

associated

with

a

market

participant

that

closely

resemble

the

subsidiary

and

adjusted

for

tax

to

arrive

at

the

pre-tax
equivalent

rate.

A

terminal

growth

rate

of

2.0%

(2019:

1.6%)

has

been

used

to

calculate

a

terminal

value

for

the

investment.
In

prior

years

the
terminal

growth

rate

used

has

been

based

on

estimated

economic

growth

rates

(GDP).

Due

to

the

macroeconomic

uncertainties

management
now

consider

inflation

rates

to

provide

a

better

approximation

of

future

long

term

growth.
A

1%

increase

in

the

discount

rate

or

terminal

growth

rate

would

increase

the

impairment

amount

in

Barclays

Bank

UK

by

£1,056m

and

£714m
respectively.

A

reduction

in

the

forecasted

cash

flows

by

10%

per

annum

would

increase

impairment

by

£1,061m.

Loans

and

advances

in

subsidiaries
During

the

year,

loans

and

advances

to

subsidiaries

decreased

by

£4,140m

to

£24,710m

(2019:

£28,850m).

The

decrease

was

driven

by

the
maturity

of

£1,200m

dated

subordinated

loans

and

waiving

£1,000m

of

dated

subordinated

loans

in

relation

to

Barclays

Bank

PLC,

the

maturity
of

£1,100m

dated

subordinated

notes

in

relation

to

Barclays

Bank

UK

PLC,

the

£900m

partial

buy

back

of

dated

subordinated

loans

from
Barclays

Bank

PLC

and

Barclays

Bank

UK

PLC

and

a

£220m

reduction

used

to

fund

a

capital

contribution

to

Barclays

Bank

UK

PLC.

This

was
partially

offset

by

c£1,300m

new

issuances

of

dated

subordinated

notes

by

Barclays

Bank

UK

PLC

to

Barclays

PLC.
Financial

assets

and

liabilities

designated

at

fair

value
Financial

liabilities

designated

at

fair

value

of

£9,507m

(2019:

£3,498m)

includes

new

issuances

during

the

year

of

$2,500m

Fixed

Rate
Resetting

Senior

Callable

Notes,

$1,750m

Fixed-to-Floating

Rate

Senior

Callable

Notes,

€2,000m

Reset

Notes,

£400m

Reset

Notes

and

$300m
Zero

Coupon

Callable

Notes.

The

proceeds

raised

through

these

transactions

were

used

to

invest

in

subsidiaries

of

Barclays

PLC

and

are
included

within

the

financial

assets

designated

at

fair

value

through

the

income

statement

balance

of

£17,521m

(2019:

£10,348m).

The

effect

of
changes

in

the

liabilities’

fair

value,

including

those

due

to

credit

risk,

is

expected

to

offset

the

changes

in

the

fair

value

of

the

related

financial
asset

in

the

income

statement
The

difference

between

the

financial

liabilities’

carrying

amount

and

the

contractual

amount

on

maturity

is

£324m
(2019:

£174m).
Subordinated

liabilities

and

debt

securities

in

issue
During

the

year,

Barclays

PLC

issued

£500m

and

$1,000m

of

Fixed

Rate

Resetting

Subordinated

Callable

Notes,

which

are

included

within

the
subordinated

liabilities

balance

of

£7,724m

(2019:

£7,656m)

and

redeemed

€1,250m

Fixed

Rate

Subordinated

Callable

Notes.
Debt

securities

in
issue

of

£28,428m

(2019:

£30,564m)

have

reduced

in

the

year

due

to

the

maturity

of

positions

with

subsidiaries

as

well

as

the

partial

buy

back
of

Senior

Fixed

Rate

Notes

of

€330m

and

Senior

Floating

Rate

Notes

of

$776m.

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

£4,637m

(2019:

£4,594m).

The

increase

in

the

year

is

primarily

due

to

shares
issued

under

employee

share

schemes.
Other

equity

instruments

Other

equity

instruments

of

£11,169

m

(2019:

£10,865m)

comprises

AT1

securities

issued

by

Barclays

PLC.

AT1

securities

are

perpetual
subordinated

contingent

convertible

securities

structured

to

qualify

as

AT1

instruments

under

prevailing

capital

rules

applicable

as

at

the
relevant

issue

date.

During

the

year

there

has

been

a

new

AT1

issuance

with

principal

amount

totaling

$1,500m

(£1,142m)

and

a

redemption

of
principal

amount

€1,000m

(£831m).

For

further

details,

please

refer

to

Note

28.

Shareholder

information

Barclays

PLC

2020

Annual

Report

on

Form

20-F
Annual

General

Meeting

(AGM)
Looking

ahead

to

the

2021

AGM,

the

Board

currently

intends

to

hold

the

AGM

on

5

May

2021

at

11:00am

,

subject

to

the

ongoing

COVID-19
pandemic

and

any

UK

Government

guidance

on

social

distancing,

non-essential

travel

and/or

public

gatherings.
The

arrangements

for

the

Company’s

2021

AGM

and

details

of

the

resolutions

to

be

proposed,

together

with

explanatory

notes,

will

be

set

out

in
the

Notice

of

AGM

to

be

published

on

the

Company’s

website

(www.barclays.com)
Guidance

on

whether

physical

attendance

by

shareholders

will

be

possible

will

be

determined

nearer

the

time

of

the

AGM.

We

will

keep

the
considerable

benefits

of

shareholder

engagement

in

the

AGM

at

the

forefront

of

our

planning

for

the

2021

AGM.

Further

details

will

be

provided
in

the

Notice

of

AGM.
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

Equiniti.
Dividends
The

Barclays

PLC

2020

full

year

dividend

for

the

year

ended

31

December

2020

will

be

1.0p

per

share,

making

the

2020

total

dividend

1.0p.
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
Dividend

Re-investment

Plan
Barclays

has

decided

to

cease

to

offer

the

scrip

dividend

programme

and

will

no

longer

offer

a

scrip

alternative

for

dividends.

For

those
shareholders

who

wish

to

elect

to

use

their

cash

dividends

to

purchase

additional

ordinary

shares

in

the

market,

rather

than

receive

a

cash
payment,

Barclays

has

arranged

for

its

registrar,

Equiniti,

to

provide

and

administer

a

dividend

re-investment

plan

(DRIP).

Further

details
regarding

the

DRIP

can

be

found

at

www.barclays.com

and

www.shareview.co.uk/info/drip
Managing

your

shares

online
Shareview

Barclays

shareholders

can

go

online

to

manage

their

shareholding

and

find

out

about

Barclays

performance

by

joining

Shareview.

Through
Shareview,

you:

◾

will

receive

the

latest

updates

from

Barclays

direct

to

your

email;

◾

can

update

your

address

and

bank

details

online;
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

2020,

we
continued

the

tracing

process

to

reunite

these

shareholders

with

their

SNTU

monies

and

any

unclaimed

dividends

and

by

the

end

of

the

year,
we

had

returned

approximately

£26,978

to

our

shareholders,

(2019:

approximately

£23,000).

Since

2015,

we

have

returned

approximately
£4.2m

to

our

shareholders.
Donations

to

charity
We

launched

a

Share

Dealing

Service

in

October

2017

aimed

at

shareholders

with

relatively

small

shareholdings

for

whom

it

might

otherwise

be
uneconomical

to

deal.

One

option

open

to

shareholders

was

to

donate

their

sale

proceeds

to

ShareGift.

As

a

result

of

this

initiative,

the

total
donated

to

ShareGift

since

2015

is

over

£461,267.
Useful

contact

details
Equiniti
The

Barclays

share

register

is

maintained

by

Equiniti.

If

you

have

any

questions

about

your

Barclays

shares,

please

contact

Equiniti

by

visiting
shareview.co.uk
0371

384

2055
a
(in

the

UK)
+44

121

415

7004
(from

overseas)
0371

384

2255
a
(for

the

hearing

impaired

in

the

UK)
+44

121

415

7028
(for

the

hearing

impaired

from

overseas)

Shareholder

information

Barclays

PLC

2020

Annual

Report

on

Form

20-F
Aspect

House,

Spencer

Road,

Lancing,

West

Sussex

BN99

6DA
To

find

out

more,

contact

Equiniti

or

visit:
home.barclays/dividends
American

Depositary

Receipts

(ADRs)
ADRs

represent

the

ownership

of

Barclays

PLC

shares

which

are

traded

on

the

New

York

Stock

Exchange.

ADRs

carry

prices,

and

pay
dividends,

in

US

dollars.
If

you

have

any

questions

about

ADRs,

please

contact

Shareowner

Services:
StockTransfer@equiniti.com

or

visit
adr.com
+1

800

990

1135
(toll

free

in

US

and

Canada)
+1

651

453

2128
(outside

the

US

and

Canada)
Shareowner

Services,

PO

Box

64504,

St

Paul,

MN

55164-0504,

USA
Delivery

of

ADR

certificates

and

overnight

mail
Shareowner

Services,

1110

Centre

Point

Curve,

Suite

101,

Mendota

Heights,

MN

55120,

USA
Qualifying

US

and

Canadian

resident

ADR

holders

should

contact

Shareowner

Services

for

further

details

regarding

the

DRIP
Shareholder

Relations
To

give

us

your

feedback

or

if

you

have

any

questions,

please

contact:
privateshareholderrelations@barclays.com
Shareholder

Relations

Barclays

PLC
1

Churchill

Place

London

E14

5HP
Share

price
Information

on

the

Barclays

share

price

and

other

share

price

tools

are

available

at:
home.barclays/investorrelations
Alternative

formats
Shareholder

documents

can

be

provided

in

large

print,

audio

CD

or

Braille

free

of

charge

by

calling

Equiniti.
0371

384

2055
a
(in

the

UK)
+44

121

415

7004
(from

overseas)
Audio

versions

of

the

Strategic

Report

will

also

be

available

at

the

AGM.
Key

dates
1

April

2021
Full

year

dividend

payment

date
30

April

2021
Q1

Results

Announcement
5

May

2021
Annual

General

Meeting

at

11.00am
Shareholder

security

Shareholders

should

be

wary

of

any

cold

calls

with

an

offer

to

buy

or

sell

shares.

Fraudsters

use

persuasive

and

high

pressure

techniques

to
lure

shareholders

into

high-risk

investments

or

scams.

You

should

treat

any

unsolicited

calls

with

caution.

Please

keep

in

mind

that

firms

authorised

by

the

Financial

Conduct

Authority

(FCA)

are

unlikely

to

contact

you

out

of

the

blue.

You

should
consider

getting

independent

financial

or

professional

advice

from

someone

unconnected

to

the

respective

firm

before

you

hand

over

any
money.

Report

a

scam
If

you

suspect

that

you

have

been

approached

by

fraudsters

please

tell

the

FCA

using

the

share

fraud

reporting

form

at

fca.org.uk/scams.

You
can

also

call

the

FCA

Helpline

on

0800

111

6768

or

through

Action

Fraud

on

0300

123

2040.
Note
a

Lines

open

8.30am

to

5.30pm

(UK

time)

Monday

to

Friday,

excluding

public

holidays.

Additional

information

Barclays

PLC

2020

Annual

Report

on

Form

20-F
Additional

shareholder

information
Articles

of

Association

Barclays

PLC

(the

“Company”)

is

a

public

limited

company

registered

in

England

and

Wales

under

company

number

48839.

Barclays,

originally
named

Barclay

&

Company

Limited,

was

incorporated

in

England

and

Wales

on

20

July

1896

under

the

Companies

Acts

1862

to

1890

as

a
company

limited

by

shares.

The

company

name

was

changed

to

Barclays

Bank

Limited

on

17

February

1917

and

it

was

registered

on

15
February

1982

as

a

public

limited

company

under

the

Companies

Acts

1948

to

1980.

On

1

January

1985,

the

company

changed

its

name

to
Barclays

PLC.

Under

the

Companies

Act

2006

a

company’s

Memorandum

of

Association

now

need

only

contain

the

names

of

the

subscribers

and

the

number
of

shares

each

subscriber

has

agreed

to

take.

For

companies

in

existence

as

of

1

October

2009,

all

other

provisions

which

were

contained

in
the

company’s

Memorandum

of

Association,

including

the

company’s

objects,

are

now

deemed

to

be

contained

in

the

company’s

articles.

The
Companies

Act

2006

also

states

that

a

company’s

objects

are

unrestricted

unless

the

company’s

articles

provide

otherwise.
The

Articles

of

Association

were

adopted

at

the

Company’s

Annual

General

Meeting

(“AGM”)

on

30

April

2010

and

amended

at

the

AGM

of

the
Company

on

25

April

2013.

The

following

is

a

summary

and

explanation

of

the

current

Articles

of

Association,

which

are

available

for

inspection.
Directors

(i)

The

minimum

number

of

Directors

(excluding

alternate

Directors)

is

five.

There

is

no

maximum

limit.

There

is

no

age

limit

for

Directors.
(ii)

Excluding

executive

remuneration

and

any

other

entitlement

to

remuneration

for

extra

services

(including

service

on

board

committees)
under

the

Articles,

a

Director

is

entitled

to

a

fee

at

a

rate

determined

by

the

Board

but

the

aggregate

fees

paid

to

all

Directors

shall

not

exceed
£2,000,000

per

annum

or

such

higher

amount

as

may

be

approved

by

an

ordinary

resolution

of

the

Company.

Each

Director

is

entitled

to
reimbursement

for

all

reasonable

travelling,

hotel

and

other

expenses

properly

incurred

by

him/her

in

or

about

the

performance

of

his/her

duties.
(iii)

No

Director

may

act

(either

himself/herself

or

through

his/her

firm)

as

an

auditor

of

the

Company.

A

Director

may

hold

any

other

office

of

the
Company

on

such

terms

as

the

Board

shall

determine.

(iv)

At

each

AGM

of

the

Company,

one

third

of

the

Directors

(rounded

down)

are

required

under

the

Articles

of

Association

to

retire

from

office
by

rotation

and

may

offer

themselves

for

re-election.

The

Directors

so

retiring

are

first,

those

who

wish

to

retire

and

not

offer

themselves

for

re-
election,

and,

second

those

who

have

been

longest

in

office

(and

in

the

case

of

equality

of

service

length

are

selected

by

lot).

Other

than

a
retiring

Director,

no

person

shall

(unless

recommended

by

the

Board)

be

eligible

for

election

unless

a

member

notifies

the

Company

Secretary
in

advance

of

his/her

intention

to

propose

a

person

for

election.

It

is

Barclays’

practice

that

all

Directors

offer

themselves

for

re-election

annually
in

accordance

with

the

UK

Corporate

Governance

Code.
(v)

The

Board

has

the

power

to

appoint

additional

Directors

or

to

fill

a

casual

vacancy

amongst

the

Directors.

Any

Director

so

appointed

holds
office

until

the

next

AGM,

when

he/she

may

offer

himself/herself

for

reappointment.

He/she

is

not

taken

into

account

in

determining

the

number
of

Directors

retiring

by

rotation.
(vi)The

Board

may

appoint

any

Director

to

any

executive

position

or

employment

in

the

Company

on

such

terms

as

they

determine.

(vii)The

Company

may

by

ordinary

resolution

remove

a

Director

before

the

expiry

of

his/her

period

of

office

(without

prejudice

to

a

claim

for
damages

for

breach

of

contract

or

otherwise)

and

may

by

ordinary

resolution

appoint

another

person

who

is

willing

to

act

to

be

a

Director

in
his/her

place.

(viii)

A

Director

may

appoint

either

another

Director

or

some

other

person

approved

by

the

Board

to

act

as

his/her

alternate

with

power

to

attend
Board

meetings

and

generally

to

exercise

the

functions

of

the

appointing

Director

in

his/her

absence

(other

than

the

power

to

appoint

an
alternate).
(ix)

The

Board

may

authorise

any

matter

in

relation

to

which

a

Director

has,

or

can

have,

a

direct

interest

that

conflicts,

or

possibly

may

conflict
with,

the

Company’s

interests.

Only

Directors

who

have

no

interest

in

the

matter

being

considered

will

be

able

to

authorise

the

relevant

matter
and

they

may

impose

limits

or

conditions

when

giving

authorisation

if

they

think

this

is

appropriate.
(x)

A

Director

may

hold

positions

with

or

be

interested

in

other

companies

and,

subject

to

legislation

applicable

to

the

Company

and

the

FCA’s
requirements,

may

contract

with

the

Company

or

any

other

company

in

which

the

Company

is

interested.

A

Director

may

not

vote

or

count
towards

the

quorum

on

any

resolution

concerning

any

proposal

in

which

he/she

(or

any

person

connected

with

him/her)

has

a

material

interest
(other

than

by

virtue

of

his/her

interest

in

securities

of

the

Company)

or

if

he/she

has

a

duty

which

conflicts

or

may

conflict

with

the

interests

of
the

Company,

unless

the

resolution

relates

to

any

proposal:
(a)

to

indemnify

a

Director

or

provide

him/her

with

a

guarantee

or

security

in

respect

of

money

lent

by

him/her

to,

or

any

obligation

incurred

by
him/her

or

any

other

person

for

the

benefit

of

(or

at

the

request

of),

the

Company

(or

any

other

member

of

the

Group);
(b)

to

indemnify

or

give

security

or

a

guarantee

to

a

third

party

in

respect

of

a

debt

or

obligation

of

the

Company

(or

any

other

member

of

the
Group)

for

which

the

Director

has

personally

assumed

responsibility;
(c)

to

obtain

insurance

for

the

benefit

of

Directors;
(d)

involving

the

acquisition

by

a

Director

of

any

securities

of

the

Company

(or

any

other

member

of

the

Group)

pursuant

to

an

offer

to

existing
holders

of

securities

or

to

the

public;
(e)

that

the

Director

underwrite

any

issue

of

securities

of

the

Company

(or

any

other

member

of

the

Group);
(f)

concerning

any

other

company

in

which

the

Director

is

interested

as

an

officer

or

creditor

or

Shareholder

but,

broadly,

only

if

he/she

(together
with

his/her

connected

persons)

is

directly

or

indirectly

interested

in

less

than

1%

of

either

any

class

of

the

issued

equity

share

capital

or

of

the
voting

rights

of

that

company;

and

Additional

information

Barclays

PLC

2020

Annual

Report

on

Form

20-F
(g)

concerning

any

other

arrangement

for

the

benefit

of

employees

of

the

Company

(or

any

other

member

of

the

Group)

under

which

the
Director

benefits

or

stands

to

benefit

in

a

similar

manner

to

the

employees

concerned

and

which

does

not

give

the

Director

any

advantage

which
the

employees

to

whom

the

arrangement

relates

would

not

receive.
(xi)

A

Director

may

not

vote

or

be

counted

in

the

quorum

on

any

resolution

which

concerns

his/her

own

employment

or

appointment

to

any

office
of

the

Company

or

any

other

company

in

which

the

Company

is

interested.
(xii)

Subject

to

applicable

legislation,

the

provisions

described

in

sub-paragraphs

(x)

and

(xi)

may

be

relaxed

or

suspended

by

an

ordinary
resolution

of

the

members

of

the

Company

or

any

applicable

governmental

or

other

regulatory

body.
(xiii)

A

Director

is

required

to

hold

an

interest

in

ordinary

shares

having

a

nominal

value

of

at

least

£500,

which

currently

equates

to

2,000
Ordinary

Shares

unless

restricted

from

acquiring

or

holding

such

interest

by

any

applicable

law

or

regulation

or

any

applicable

governmental

or
other

regulatory

body.

A

Director

may

act

before

acquiring

those

shares

but

must

acquire

the

qualification

shares

within

two

months

from

his/her
appointment.

Where

a

Director

is

unable

to

acquire

the

requisite

number

of

shares

within

that

time

owing

to

law,

regulation

or

requirement

of
any

governmental

or

other

relevant

authority,

he/she

must

acquire

the

shares

as

soon

as

reasonably

practicable

once

the

restriction(s)

end.
(xiv)

The

Board

may

exercise

all

of

the

powers

of

the

Company

to

borrow

money,

to

mortgage

or

charge

its

undertaking,

property

and

uncalled
capital

and

to

issue

debentures

and

other

securities.
Classes

of

Shares
The

Company

only

has

Ordinary

Shares

in

issue.

The

Articles

of

Association

also

provide

for

pound

sterling

preference

shares

of

£100

each,
US

dollar

preference

shares

of

US$100

each,

US

dollar

preference

shares

of

$0.25

each,

euro

preference

shares

of

€100

each

and

yen
preference

shares

of

¥10,000

each

(together,

the

“Preference

Shares”).

In

accordance

with

the

authority

granted

at

the

AGM

on

25

April

2013,
Preference

Shares

may

be

issued

by

the

Board

from

time

to

time

in

one

or

more

series

with

such

rights

and

subject

to

such

restrictions

and
limitations

as

the

Board

may

determine.

No

Preference

Shares

have

been

issued

to

date.

Dividends
Subject

to

the

provisions

of

the

Articles

and

applicable

legislation,

the

Company

in

general

meeting

may

declare

dividends

on

the

Ordinary
Shares

by

ordinary

resolution,

but

any

such

dividend

may

not

exceed

the

amount

recommended

by

the

Board.

The

Board

may

also

pay

interim
or

final

dividends

if

it

appears

they

are

justified

by

the

Company’s

financial

position.

Each

Preference

Share

confers

the

right

to

a

preferential

dividend

(“Preference

Dividend”)

payable

in

such

currency

at

such

rates

(whether

fixed
or

calculated

by

reference

to

or

in

accordance

with

a

specified

procedure

or

mechanism),

on

such

dates

and

on

such

other

terms

as

may

be
determined

by

the

Board

prior

to

allotment

thereof.
The

Preference

Shares

rank

in

regard

to

payment

of

dividends

in

priority

to

the

holders

of

Ordinary

Shares

and

any

other

class

of

shares

in

the
Company

ranking

junior

to

the

Preference

Shares.

Dividends

may

be

paid

on

the

Preference

Shares

if,

in

the

opinion

of

the

Board,

the

Company

has

sufficient

distributable

profits,

after

payment
in

full

or

the

setting

aside

of

a

sum

to

provide

for

all

dividends

payable

on

(or

in

the

case

of

shares

carrying

a

cumulative

right

to

dividends,
before)

the

relevant

dividend

payment

date

on

any

class

of

shares

in

the

Company

ranking

pari

passu

with

or

in

priority

to

the

relevant

series

of
Preference

Shares

as

regards

participation

in

the

profits

of

the

Company.

If

the

Board

considers

that

the

distributable

profits

of

the

Company

available

for

distribution

are

insufficient

to

cover

the

payment

in

full

of
Preference

Dividends,

Preference

Dividends

shall

be

paid

to

the

extent

of

the

distributable

profits

on

a

pro

rata

basis.
Notwithstanding

the

above,

the

Board

may,

at

its

absolute

discretion,

determine

that

any

Preference

Dividend

which

would

otherwise

be

payable
may

either

not

be

payable

at

all

or

only

payable

in

part.
If

any

Preference

Dividend

on

a

series

of

Preference

Shares

is

not

paid,

or

is

only

paid

in

part,

for

the

reasons

described

above,

holders

of
Preference

Shares

will

not

have

a

claim

in

respect

of

such

non-payment.

If

any

dividend

on

a

series

of

Preference

Shares

is

not

paid

in

full

on

the

relevant

dividend

payment

date,

a

dividend

restriction

shall

apply.

The
dividend

restriction

means

that,

subject

to

certain

exceptions,

neither

the

Company

nor

Barclays

Bank

may

(a)

pay

a

dividend

on,

or

(b)

redeem,
purchase,

reduce

or

otherwise

acquire,

any

of

their

respective

ordinary

shares,

other

preference

shares

or

other

share

capital

ranking

equal

or
junior

to

the

relevant

series

of

Preference

Shares

until

the

earlier

of

such

time

as

the

Company

next

pays

in

full

a

dividend

on

the

relevant

series
of

Preference

Shares

or

the

date

on

which

all

of

the

relevant

series

of

Preference

Shares

are

redeemed.
All

unclaimed

dividends

payable

in

respect

of

any

share

may

be

invested

or

otherwise

made

use

of

by

the

Board

for

the

benefit

of

the

Company
until

claimed.

If

a

dividend

is

not

claimed

after

12

years

of

it

becoming

payable,

it

is

forfeited

and

reverts

to

the

Company.
The

Board

may,

with

the

approval

of

an

ordinary

resolution

of

the

Company,

offer

Shareholders

the

right

to

choose

to

receive

an

allotment

of
additional

fully

paid

Ordinary

Shares

instead

of

cash

in

respect

of

all

or

part

of

any

dividend.

The

Company

currently

provides

a

scrip

dividend
programme

pursuant

to

an

authority

granted

at

the

AGM

held

on

25

April

2013

and

renewed

at

the

AGM

on

1

May

2018.
Redemption

and

Purchase
Subject

to

applicable

legislation

and

the

rights

of

the

other

shareholders,

any

share

may

be

issued

on

terms

that

it

is,

at

the

option

of

the
Company

or

the

holder

of

such

share,

redeemable.

The

Directors

are

authorised

to

determine

the

terms,

conditions

and

manner

of

redemption
of

any

such

shares

under

the

Articles

of

Association.

Calls

on

capital

The

Directors

may

make

calls

upon

the

members

in

respect

of

any

monies

unpaid

on

their

shares.

A

person

upon

whom

a

call

is

made

remains
liable

even

if

the

shares

in

respect

of

which

the

call

is

made

have

been

transferred.

Interest

will

be

chargeable

on

any

unpaid

amount

called

at

a
rate

determined

by

the

Board

(of

not

more

than

20%

per

annum).

Additional

information

Barclays

PLC

2020

Annual

Report

on

Form

20-F
If

a

member

fails

to

pay

any

call

in

full

(following

notice

from

the

Board

that

such

failure

will

result

in

forfeiture

of

the

relevant

shares),

such
shares

(including

any

dividends

declared

but

not

paid)

may

be

forfeited

by

a

resolution

of

the

Board,

and

will

become

the

property

of

the
Company.

Forfeiture

shall

not

absolve

a

previous

member

for

amounts

payable

by

him/her

(which

may

continue

to

accrue

interest).
The

Company

also

has

a

lien

over

all

partly

paid

shares

of

the

Company

for

all

monies

payable

or

called

on

that

share

and

over

the

debts

and
liabilities

of

a

member

to

the

Company.

If

any

monies

which

are

the

subject

of

the

lien

remain

unpaid

after

a

notice

from

the

Board

demanding
payment,

the

Company

may

sell

such

shares.
Annual

and

other

general

meetings

The

Company

is

required

to

hold

an

AGM

in

addition

to

such

other

general

meetings

as

the

Directors

think

fit.

The

type

of

the

meeting

will

be
specified

in

the

notice

calling

it.

Under

the

Companies

Act

2006,

the

AGM

must

be

held

within

six

months

of

the

financial

year

end.

A

general
meeting

may

be

convened

by

the

Board

on

requisition

in

accordance

with

the

applicable

legislation.
In

the

case

of

an

AGM,

a

minimum

of

21

clear

days’

notice

is

required.

The

notice

must

be

in

writing

and

must

specify

the

place,

the

day

and

the
hour

of

the

meeting,

and

the

general

nature

of

the

business

to

be

transacted.

A

notice

convening

a

meeting

to

pass

a

special

resolution

shall
specify

the

intention

to

propose

the

resolution

as

such.

The

accidental

failure

to

give

notice

of

a

general

meeting

or

the

non-receipt

of

such
notice

will

not

invalidate

the

proceedings

at

such

meeting.
Subject

as

noted

above,

all

Shareholders

are

entitled

to

attend

and

vote

at

general

meetings.

The

Articles

do,

however,

provide

that
arrangements

may

be

made

for

simultaneous

attendance

at

a

satellite

meeting

place

or,

if

the

meeting

place

is

inadequate

to

accommodate

all
members

and

proxies

entitled

to

attend,

another

meeting

place

may

be

arranged

to

accommodate

such

persons

other

than

that

specified

in

the
notice

of

meeting,

in

which

case

Shareholders

may

be

excluded

from

the

principal

place.
Holders

of

Preference

Shares

have

no

right

to

receive

notice

of,

attend

or

vote

at,

any

general

meetings

of

the

Company

as

a

result

of

holding
Preference

Shares.
Notices

A

document

or

information

may

be

sent

by

the

Company

in

hard

copy

form,

electronic

form,

by

being

made

available

on

a

website,

or

by
another

means

agreed

with

the

recipient,

in

accordance

with

the

provisions

set

out

in

the

Companies

Act

2006.

Accordingly,

a

document

or
information

may

only

be

sent

in

electronic

form

to

a

person

who

has

agreed

to

receive

it

in

that

form

or,

in

the

case

of

a

company,

who

has

been
deemed

to

have

so

agreed

pursuant

to

applicable

legislation.

A

document

or

information

may

only

be

sent

by

being

made

available

on

a

website
if

the

recipient

has

agreed

to

receive

it

in

that

form

or

has

been

deemed

to

have

so

agreed

pursuant

to

applicable

legislation,

and

has

not
revoked

that

agreement.
In

respect

of

joint

holdings,

documents

or

information

shall

be

sent

to

the

joint

holder

whose

name

stands

first

in

the

register.
A

member

who

(having

no

registered

address

within

the

UK)

has

not

supplied

an

address

in

the

UK

at

which

documents

or

information

may

be
sent

in

hard

copy

form,

or

an

address

to

which

notices,

documents

or

information

may

be

sent

or

supplied

by

electronic

means,

is

not

entitled

to
have

documents

or

information

sent

to

him/her.
In

addition,

the

Company

may

cease

to

send

notices

to

any

member

who

has

been

sent

documents

on

two

consecutive

occasions

over

a

period
of

at

least

12

months

and

when

each

of

those

documents

is

returned

undelivered

or

notification

is

received

that

they

have

not

been

delivered.
Capitalisation

of

profits

The

Company

may,

by

ordinary

resolution,

upon

the

recommendation

of

the

Board

capitalise

all

or

any

part

of

an

amount

standing

to

the

credit
of

a

reserve

or

fund

to

be

set

free

for

distribution

provided

that

amounts

from

the

share

premium

account,

capital

redemption

reserve

or

any
profits

not

available

for

distribution

should

be

applied

only

in

paying

up

unissued

shares

to

be

allotted

to

members

credited

as

fully

paid

and

no
unrealised

profits

shall

be

applied

in

paying

up

debentures

of

the

Company

or

any

amount

unpaid

on

any

share

in

the

capital

of

the

Company.
Indemnity
Subject

to

applicable

legislation,

every

current

and

former

Director

or

other

officer

of

the

Company

(other

than

any

person

engaged

by

the
company

as

auditor)

shall

be

indemnified

by

the

Company

against

any

liability

in

relation

to

the

Company,

other

than

(broadly)

any

liability

to

the
Company

or

a

member

of

the

Group,

or

any

criminal

or

regulatory

fine.

Additional

information

Barclays

PLC

2020

Annual

Report

on

Form

20-F
Dividends

on

the

ordinary

shares

of

Barclays

PLC

The

dividends

declared

for

each

of

the

last

five

years

were:
Pence

per

25p

ordinary

share
2020 2019 2018 2017 2016
Half

year
- 3.00 2.50 1.00 1.00
Full

year
1.00 - 4.00 2.00 2.00
Total 1.00 3.00 6.50 3.00 3.00
US

Dollars

per

25p

ordinary

share
2020 2019 2018 2017 2016
Half

year
- 0.04 0.03 0.01 0.01
Full

year
0.01 - 0.05 0.02 0.02
Total 0.01 0.04 0.08 0.03 0.03
The

gross

dividends

applicable

to

an

American

Depositary

Share

(ADS)

representing

four

ordinary

shares,

before

deduction

of

withholding

tax,
are

as

follows:
US

Dollars

per

American

Depositary

Share
2020 2019 2018 2017 2016
Half

year
- 0.15 0.13 0.05 0.05
Full

year
0.06 - 0.21 0.10 0.10
Total 0.06 0.15 0.34 0.15 0.15
The

final

dividends

shown

above

are

expressed

in

Dollars

translated

at

the

closing

spot

rate

for

Pounds

Sterling

as

determined

by

Bloomberg

at
5pm

in

New

York

City

(the

‘Closing

Spot

Rate’)

on

the

latest

practicable

date

for

inclusion

in

this

report.

No

representation

is

made

that

Pounds
Sterling

amounts

have

been,

or

could

have

been,

or

could

be,

converted

into

Dollars

at

these

rates.
Trading

market

for

ordinary

shares

of

Barclays

PLC

The

principal

trading

market

for

Barclays

PLC

ordinary

shares

is

the

London

Stock

Exchange.

At

the

close

of

business

on

31

December

2020,
17,359,296,032

ordinary

shares

were

in

issue.
Ordinary

share

listings

were

also

obtained

on

the

New

York

Stock

Exchange

(NYSE)

with

effect

from

9

September

1986.

Trading

on

the

NYSE
is

in

the

form

of

ADSs

under

the

symbol

‘BCS’.

Each

ADS

represents

four

ordinary

shares

and

is

evidenced

by

an

American

Depositary

Receipt
(ADR).

The

ADR

depositary

is

JP

Morgan

Chase

Bank,

N.A.

Details

of

trading

activity

are

published

in

the

stock

tables

of

leading

daily
newspapers

in

the

US.
There

were

413

ADR

holders

and

1,655

recorded

holders

of

ordinary

shares

with

US

addresses

at

31

December

2020,

whose

shareholdings
represented

approximately

3.60%

of

total

outstanding

ordinary

shares

on

that

date.

Since

a

certain

number

of

the

ordinary

shares

and

ADRs
were

held

by

brokers

or

other

nominees,

the

number

of

recorded

holders

in

the

US

may

not

be

representative

of

the

number

of

beneficial
holders

or

of

their

country

of

residence.

Additional

information

Barclays

PLC

2020

Annual

Report

on

Form

20-F
Shareholdings

at

31

December

2020
a
Number

of
shareholders
Percentage

of
holders
Shares

held
Percentage

of
capital
% %
Classification

of

shareholders
Personal

Holders
232,282 97.40 402,031,578 2.31
Banks

and

Nominees
2,306 0.97 14,596,933,657 84.09
Other

Companies
3,893 1.67 2,360,325,147 13.60
Insurance

Companies
1 - 208 -
Pension

Funds
4 - 5,442 -
Total 238,486 100.00 17,359,296,032 100.00
Shareholding

range
1

-

100
16,824 7.05 623,483 -
101

-

250

50,247 21.07 10,299,399 0.06
251

-

500
64,522 27.05 22,625,643 0.13
501

-

1,000
38,141 15.99 27,001,571 0.16
1,001

-

5,000
48,354 20.28 107,607,686 0.62
5,001

-

10,000
10,677 4.48 75,191,484 0.43
10,001

-

25,000
6,357 2.67 96,414,702 0.56
25,001

-

50,000
1,515 0.64 51,517,339 0.30
50,001

and

over
1,849 0.78 16,968,084,725 17.75
Total 238,486 100.00 17,359,296,032 100.00
United

States

Holdings
1,655 0.69 3,983,403 0.02

Note

a

These

figures

do

not

inclu

de

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

2020

to

5

April

2021

(inclusive),

a

nil

rate

of

UK

income

tax

applies

to

the

first

£2,000

of

Total

Dividend

Income
received

by

an

individual

shareholder

in

that

tax

year

(the

‘Nil

Rate

Amount’).

For

the

2018-2019

and

2019-2020

tax

years,

the

Nil

Rate

Amount
was

£2,000.

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

Additional

information

Barclays

PLC

2020

Annual

Report

on

Form

20-F
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

Re-Investment

Plan
Where

a

shareholder

elects

to

purchase

Shares

using

their

cash

dividend

as

part

of

the

Dividend

Re-Investment

Plan,

such

shareholder

will
generally

be

liable

for

UK

tax

on

the

amount

of

the

dividend

as

described

in

(i)

Taxation

of

dividends

above,

in

the

same

way

as

the

shareholder
would

have

been

on

the

receipt

of

a

cash

dividend.

For

capital

gains

purposes,

the

base

cost

of

Shares

purchased

under

the

Dividend

Re-
Investment

Plan

will

be

the

amount

of

the

cash

dividend

used

to

purchase

such

Shares.
(iii)

Taxation

of

capital

gains
The

disposal

of

Shares

(including,

for

the

avoidance

of

doubt,

any

shares

purchased

as

part

of

the

Dividend

Re-Investment

Plan

or

previously
purchased

as

part

of

the

Scrip

Dividend

Programme)

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

Shares

(including,

for

the

avoidance

of

doubt,

any

Shares

purchased

as

part

of

the

Dividend

Re-Investment

Plan

or

previously
purchased

as

part

of

the

Scrip

Dividend

Programme)

will

generally

be

subject

to

UK

stamp

duty

or

stamp

duty

reserve

tax

(although

see

the
comments

below

as

regards

ADSs

in

the

section

‘Taxation

of

US

holders

–

UK

stamp

duty

and

stamp

duty

reserve

tax’).

Any

document

effecting
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

Shares

(including,

for

the

avoidance

of

doubt,

any

Shares

purchased

as

part

of
the

Dividend

Re-Investment

Plan

or

previously

purchased

as

part

of

the

Scrip

Dividend

Programme).

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

Additional

information

Barclays

PLC

2020

Annual

Report

on

Form

20-F
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

Yo

rk

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

federal

income
tax

purposes

with

respect

to

its

2019

or

2020

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

Additional

information

Barclays

PLC

2020

Annual

Report

on

Form

20-F
Ta

xable

sale

or

other

disposition

of

Shares
Subject

to

the

PFIC

rules

discussed

below,

upon

a

sale

or

other

taxable

disposition

of

the

Shares,

US

Holders

generally

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

Long-term

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

mark-to-
market

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
Ta

x

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

Convention

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

non-US

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

Additional

information

Barclays

PLC

2020

Annual

Report

on

Form

20-F
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

2020

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

There

was

no

distribution

of

dividends

in

the

year

ended

31

December

2020

and

therefore

no

dividend

fee

per

ADS

was

charged

for

the

period.
Fees

and

payments

made

by

the

ADR

depositary

to

Barclays

The

ADR

depositary

has

agreed

to

provide

Barclays

with

an

amount

based

on

any

cash

dividend,

issuance

and

cancellations

fees

charged
during

each

twelve-month

period

for

expenses

incurred

by

Barclays

in

connection

with

the

ADS

program.

Barclays

has

not

yet

received

any
such

amounts

from

the

ADR

depositary

for

the

year

ended

31

December

2020.

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

2020

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

in

the

Directors’

Report.
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

Directors

as

defined

under

Rule

10A-3.

However,

we

follow

the

Code
recommendations,

rather

than

the

NYSE

Rules,

regarding

the

responsibilities

of

the

Board

Audit

Committee

(except

for

applicable

mandatory
responsibilities

under

the

Sarbanes-Oxley

Act)

,

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

in

the

Directors’

Report.
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
Shareholder

Approval

of

Equity-compensation

Plans
The

NYSE

listing

standards

require

that

shareholders

must

be

given

the

opportunity

to

vote

on

all

equity-compensation

plans

and

material
revisions

to

those

plans.

We

comply

with

UK

requirements,

which

are

similar

to

the

NYSE

standards.

However,

the

Board

does

not

explicitly
take

into

consideration

the

NYSE’s

detailed

definition

of

what

are

considered

‘material

revisions’.

Additional

information

Barclays

PLC

2020

Annual

Report

on

Form

20-F
Major

shareholders
Major

shareholders

do

not

have

different

voting

rights

from

those

of

other

shareholders.

Information

provided

to

the

Company

by

substantial
shareholders

pursuant

to

the

FCA’s

Disclosure

Guidance

and

Transparency

Rules

are

published

via

a

Regulatory

Information

Service

and

is
available

on

the

Company’s

website.
Refer

to

the

Directors’

report,

Other

statutory

information

section

for

a

breakdown

of

major

shareholders

as

at

31

December

2020.
Comparatives

for

2019

and

2018

are

presented

below.
As

at

31

December

2019,

the

Company

had

been

notified

under

Rule

5

of

the

Disclosure

and

Transparency

Rules

of

the

UKLA

of

the

following
holdings

of

voting

rights

in

its

shares:
2019
Holder
Number

of
Barclays

shares
%

of

total

voting
rights

attached
to

issued

share
capital
a
BlackRock

Inc
b 1,039,595,156 6.02
Qatar

Holding

LLC
c 1,017,455,690 5.87
Sherborne

Investors
d 943,949,089 5.48
The

Capital

Group

Companies

Inc
e 855,511,385 4.96

Notes
a

The

percentage

of

voting

rights

detailed

above

was

calculated

at

the

time

of

the

relevant

disclosures

made

in

accordance

with

Rule

of

the

Disclosure

Guidance

and
Transparency

Rules.
b

Total

shown

includes

6,950,721

contracts

for

difference

to

which

voting

rights

are

attached.

Part

of

the

holding

is

held

as

American

Depositary

Receipts.

On

4

February

2020,
BlackRock

Inc.

disclosed

by

way

of

a

Schedule

13G

filed

wit

h

the

Securities

Exchange

Commission

beneficial

ownership

of

1,149,011,610

ordinary

shares

of

the

company,
representing

6.6%

of

that

class

of

shares.
c

Qatar

Holding

LLC

is

wholly

-owned

by

Qatar

Investment

Authority.
d

We

understand

from

disclosures

that

the

Sherborne

shares

are

held

via

three

funds

ultimately

controlled

by

Edward

Bramson

and

Stephen

Welker

in

their

capacity

as
managing

directors

of

Sherborne

Investors

Management

GP,

LLC

(Sherborne

Management

GP),

and

Sherborne

Investors

GP,

LLC.

Sherborn

e

Management

GP

is

the
general

partner

of

Sherborne

Investors

Management

LP

(Sherborne

Investors)

which

is

the

investment

manager

of

each

of

the

three

funds

beneficially

interested

in

the
Sherborne

shares

being

Whistle

Investors

LLC,

Whistle

Investors

II

LLC

and

Whistle

Investors

III

LLC.

Amendment

No.2

to

a

Schedule

13D

filing,

filed

on

November

2019,
also

disclosed

that

certain

funded

derivative

transactions,

which

were

used

to

purchase

505,086,254

of

such

shares,

have

been

extended

to

expire

on

various

dates

during

the
period

beginning

14

December

2021

(previously

21

October

2019)

and

ending

22

July

2022

(previously

16

March

2021).
e

The

Capital

Group

Companies

Inc

(CG)

holds

its

shares

via

CG

Management

companies.

Part

of

the

CG

holding

is

held

as

American

Depositary

Receipts.
As

at

31

December

2018,

the

Company

had

been

notified

under

Rule

5

of

the

Disclosure

and

Transparency

Rules

of

the

UKLA

of

the

following
holdings

of

voting

rights

in

its

shares:
2018
Holder
Number

of
Barclays

shares
%

of

total

voting
rights

attached
to

issued

share
capital a
The

Capital

Group

Companies

Inc
b 1,172,090,125 6.84
Qatar

Holding

LLC
c 1,017,455,690 5.94
BlackRock

Inc
d 1,018,388,143 5.95
Sherborne

Investors
e 923,787,634 5.41
Norges

Bank
514,068,594 3.00

Notes
a

The

percentage

of

voting

rights

detailed

above

was

calculated

at

the

time

of

the

relevant

disclosures

made

in

accordance

with

Rule

5

of

the

Disclosure

Guidance

and
Transparency

Rules.
b

The

Capital

Group

Companies

Inc

(CG)

holds

its

shares

via

CG

Management

companies

and

funds.

Part

of

the

CG

holding

is

held

as

American

Depositary

Receipts.

On

14
February

2019,

CG

disclosed

by

way

of

a

Schedule

13G

filed

with

the

SEC,

beneficial

ownership

of

277,002,140

ordinary

shares

of

the

Company

as

of

31

December

2018,
representing

1.6%

of

that

class

of

shares.
c

Qatar

Holding

LLC

(QH)

is

wholly

-owned

by

Qatar

Investment

Authority.
d

Total

shown

includes

8,879,783

contracts

for

difference

to

which

voting

rights

are

attached.

Part

of

the

holding

is

held

as

American

Depositary

Receipts.

On

4

February

2019,
BlackRock,

Inc.

disclosed

by

way

of

a

Schedule

13G

filed

with

the

SEC

beneficial

ownership

of

1,119,810,169

ordinary

shares

of

the

Company

as

of

31

December

2018,
representing

6.5%

of

that

class

of

shares

.
e

We

understand

from

disclosures

that

the

Sherborne

Shares

are

held

via

three

funds

ultimately

controlled

by

Edward

Bramson

and

Stephen

Welker

in

their

capacity

as
managing

directors

of

Sherborne

Investors

Management

GP,

LLC

(Sherborne

Management

GP)

a

nd

Sherbor

ne

Investors

GP,

LLC.

Sherborne

Management

GP

is

the

general
partner

of

Sherborne

Investors

Management

LP

(Sherborne

Investors)

which

is

the

investment

manager

to

two

of

the

funds,

Whistle

Investors

LLC

and

Whistle

Investors

II
LLC.

Sherborne

Investors

Management

(Guernsey)

LLC,

the

investment

manager

to

the

third

fund,

SIGC,

LP,

is

wholly

owned

by

Sherborne

Investors.

On

February

2019,
Sherborne

Investors

disclosed

by

way

of

a

Schedule

13D

filed

with

the

SEC

beneficial

ownership

of

943,949,089

ordinary

shares

of

the

Company

as

of

29

January

2019,
representing

approximately

5.5%

of

that

class

of

shares.

Such

Schedule

13D

also

disclosed

Edward

Bramson

and

Stephen

Welker

as

the

ultimate

deemed

beneficial

owners
of

the

Sherborne

Shares

and

that

505,

086,254

of

such

shares

were

purchased

through

funded

derivative

transactions.

Additional

information

Barclays

PLC

2020

Annual

Report

on

Form

20-F
Disclosure

controls

and

procedures
The

Chief

Executive,

James

E

Staley,

and

the

Group

Finance

Director,

Tushar

Morzaria,

conducted

with

Group

Management

an

evaluation

of
the

effectiveness

of

the

design

and

operation

of

the

Group’s

disclosure

controls

and

procedures

of

each

of

Barclays

PLC

as

at

31

December
2020,

which

are

defined

as

those

controls

and

procedures

designed

to

ensure

that

information

required

to

be

disclosed

in

reports

filed

or
submitted

under

the

US

Securities

Exchange

Act

of

1934

is

recorded,

processed,

summarised

and

reported

within

the

time

periods

specified

in
the

US

Securities

and

Exchange

Commission’s

rules

and

forms.

As

of

the

date

of

the

evaluation,

the

Chief

Executive

and

Group

Finance
Director

concluded

that

the

design

and

operation

of

these

disclosure

controls

and

procedures

were

effective.
Board

of

Directors
See

the

Directors’

report

for

biographies.
Group

Executive

Committee
Officers

of

the

Group
Date

of
Appointment

as
Officer
James

E

Staley
Group

Chief

Executive
2015
Paul

Compton
Global

Head

of

Banking,

Co-President

of

Barclays

Bank

PLC

(BBPLC)
2016
Alistair

Currie
Head

of

Barclays

Corporate

Banking
2019
Stephen

Dainton
Deputy

Head

of

Markets
2019
Matt

Hammerstein
CEO,

Barclays

UK
2019
Tushar

Morzaria
Group

Finance

Director
2013
Laura

Padovani
Group

Chief

Compliance

Officer
2017
Mark

Ashton

Rigby
Group

Chief

Operating

Officer,

Chief

Executive

Officer,

BX
2019
Tristram

Roberts
Group

HR

Director
2015
Taalib

Shaah
Group

Chief

Risk

Officer
2020
Stephen

Shapiro
Group

General

Counsel

and

Company

Secretary
2017
Ashok

Vaswani
CEO,

Consumer

Banking

and

Payments
2012
C

S

Venkatakrishnan

Global

Head

of

Markets,

Co-President

of

Barclays

Bank

PLC

(BBPLC)
2016
Sasha

Wiggins
Group

Head

of

Public

Policy

and

Corporate

Responsibility
2020
Jes

Staley,

Group

Chief

Executive,

Executive

Director
See

the

Directors’

report

for

biography.
Tushar

Morzaria,

Group

Finance

Director,

Executive

Director
See

the

Directors’

report

for

biography.
Mark

Ashton-Rigby,

Group

Chief

Operating

Officer,

Chief

Executive

Officer,

BX
In

his

role

as

Group

Chief

Operating

Officer,

Mark

is

responsible

for

Barclays

Operations

and

Technology,

leading

on

the

ambition

to

be

a

world-
class

provider

of

simple,

efficient,

innovative

and

secure

Operation

and

Technology

services

to

Barclays’

trading

entities,

generating

sustainable
growth

and

returns.

Mark’s

responsibilities

also

include

Real

Estate,

Controls,

and

the

Chief

Data

Office.

Mark

is

also

Chief

Executive

Officer,
Barclays

Execution

Services

(BX).

In

that

capacity,

Mark

leads

the

continuous

enhancement

of

Barclays’

operating

structure,

to

drive

efficiency
across

the

organisation

and

generate

excellent

outcomes

for

our

customers

and

clients.

Mark

joined

Barclays

in

September

2016

as

Group
Chief

Information

Officer.

In

this

role,

Mark

was

responsible

for

the

bank’s

global

technology

systems

and

infrastructure,

and

led

on

the
transformation

of

the

technology

foundations

across

our

retail

and

wholesale

businesses.

The

increased

digitisation

of

our

consumer

offering
demonstrates

that

our

technology

infrastructure

and

innovation

capabilities

are

a

competitive

advantage

for

Barclays,

building

a

compelling
client

value

proposition.

Prior

to

joining

Barclays,

Mark

was

Chief

Information

Officer

for

JP

Morgan’s

Corporate

and

Investment

bank.

Prior

to
that,

he

held

various

Senior

Technology

roles

at

UBS

and

Deutsche

Bank.
Paul

Compton,

Global

Head

of

Banking,

Co-President

of

Barclays

Bank

PLC

(BBPLC)
Paul

Compton

is

Global

Head

of

Banking,

Co-President

of

Barclays

Bank

PLC

(BBPLC),

and

a

member

of

the

Group

Executive

Committee

of
Barclays,

based

in

New

York.

Paul

leads

the

provision

of

our

financial

advisory,

capital

raising,

financing

and

risk

management

services

to
corporations,

governments

and

financial

institutions

worldwide,

and,

together

with

C.S.

Venkatakrishnan,

is

responsible

for

overseeing

the
Corporate

and

Investment

Bank,

which

comprises

our

global

Banking,

Markets

and

Corporate

Banking

businesses.

Prior

to

his

appointment

as
Global

Head

of

Banking

and

Co-President

of

BBPLC

in

October

2020,

Paul

served

as

President

of

BBPLC,

and

previously

as

Barclays

Group
Chief

Operating

Officer,

and

as

Chief

Executive

Officer

of

Barclays

Execution

Services

(BX),

delivering

operations

and

technology

services

to
Barclays

businesses

globally.

Before

joining

Barclays

in

2016,

Paul

served

for

nearly

two

decades

in

a

variety

of

senior

roles

at

JPMorgan
Chase,

including

Group

Chief

Administrative

Officer,

and

Chief

Financial

Officer

and

Chief

Administrative

Officer

of

the

Investment

Bank.
Previous

to

JPMorgan,

Paul

spent

years

as

Principal

at

Ernst

&

Young

in

the

Brisbane,

Australia

and

New

York

offices.
Alistair

Currie,

Head

of

Barclays

Corporate

Banking
Alistair

Currie

joined

Barclays

in

August

2017

as

Chief

Operating

Officer

&

Head

of

Product

for

Corporate

Banking

and

is

a

member

of

the
Corporate

Banking

and

the

Barclays

International

COO

Executive

Committees.

In

October

2017

Alistair

became

Co-Head

of

Corporate

Banking
and

in

September

2018

Alistair

was

appointed

as

Head

of

Corporate

Banking.

Prior

to

joining

Barclays,

Alistair

was

at

the

ANZ

Banking

Group
in

Australia

where

he

most

recently

held

the

role

of

Group

Chief

Operating

Officer,

responsible

for

technology,

shared

services,

operations

and
property,

and

played

a

key

role

in

the

ANZ’s

digital

transformation.

Before

taking

up

this

role

in

2011,

he

had

previously

joined

ANZ

in

2008

as
Managing

Director,

Transaction

Banking.

Before

ANZ,

Alistair

spent

18

years

at

HSBC

in

a

variety

of

international

banking

roles

in

the

UK,
Middle

East

and

Asia

including

President

and

CEO

of

HSBC,

Taiwan,

between

2007

and

2008.

As

Regional

Head

of

Tr

ade

Services,

HSBC
Asia

Office

in

Hong

Kong

from

2004

to

2007,

Alistair

further

developed

HSBC’s

market-leading

trade

finance

position

in

the

region

and

from
2001

to

2004,

he

was

COO,

Wells

Fargo

HSBC

Trade

Bank

NA,

San

Francisco.

With

27

years

as

a

banking

professional,

Mr.

Currie

has

a
wealth

of

experience

in

institutional,

large

corporate,

mid

-corporate

and

consumer

client

segments

as

well

as

transaction

banking,

trade

finance,
cash

management

and

technology,

and

a

track

record

in

delivering

business

transformation

and

high

quality

customer

outcomes.
Stephen

Dainton,

Deputy

Head

of

Markets
Stephen

Dainton

is

Deputy

Head

of

Markets

and

a

member

of

the

Group

Executive

Committee

of

Barclays,

based

in

London.

He

is

responsible
for

Global

Sales,

Senior

Relationship

Management

(SRM)

and

Financing.

Stephen

has

over

30

years

of

experience

in

global

markets

across
trading,

sales,

risk,

capital

markets,

structuring,

and

research.

He

joined

Barclays

in

September

2017

as

Global

Head

of

Equities

and

Co

Head

Additional

information

Barclays

PLC

2020

Annual

Report

on

Form

20-F
of

Markets.

Prior

to

Barclays,

Stephen

spent

14

years

at

Credit

Suisse

where

he

served

as

Co-Head

of

Global

Markets

for

the

EMEA

region.

He
joined

Credit

Suisse

in

2003

in

the

Equity

Division

and

went

on

to

become

Head

of

Equities

for

the

region,

before

assuming

his

global

markets
role.

Previously,

Stephen

worked

at

Goldman

Sachs

as

Head

of

US

and

International

Equities,

based

in

New

York.

He

has

also

held

roles

in
Equities

at

Donaldson,

Lufkin

&

Jenrette

in

both

London

and

New

York.
Matt

Hammerstein,

CEO,

Barclays

UK
Matt

Hammerstein

is

the

CEO

for

Barclays

Bank

UK,

covering

Retail

Banking,

Investments

and

Wea

lth

UK,

Business

Banking

and

Barclaycard
UK.

Prior

to

becoming

CEO,

Matt

was

Head

of

Retail

Lending

covering

both

the

secured

and

unsecured

lending

businesses.

Matt

joined
Barclays

in

2004

as

Director

of

Group

Strategy,

later

progressing

to

become

the

Group

Chief

of

Staff;

a

key

strategic

role

in

which

he

provided
vital

support

to

the

Group

CEO

during

the

financial

crisis.

Matt

went

on

to

manage

Barclays

Group

Corporate

Strategy

and

Corporate

Relations,
Barclays

Customer

and

Client

Experience

in

Retail

and

Business

Banking

and

Barclays

UK

Retail

Products

and

Segments.

Before

Joining
Barclays,

Matt

was

a

Senior

Management

Consultant

at

Marakon

Associates

where

he

worked

for

years

in

the

financial

services,

consumer
products

and

energy

sectors

within

the

Americas

and

Europe.
Laura

Padovani,

Group

Chief

Compliance

Officer
Laura

is

currently

the

Group

Chief

Compliance

Officer

for

Barclays

and

has

worked

at

the

bank

since

2015.

Laura

joined

the

bank

as

the

Head
of

Global

Compliance

Services

and

was

promoted

to

the

role

of

Group

Chief

Compliance

Officer

in

2018.

Laura

joined

from

American

Express
and

has

over

25

years

of

financial

services

experience.

She

started

her

career

with

American

Express

in

Argentina

in

1991

where

she
established

the

first

Compliance

office

and

co-ordinated

their

Legal

function.

Laura

moved

to

New

York

in

1997

to

assist

with

the

development
of

the

Global

Anti-Money

Laundering

Program

for

American

Express.

In

2000,

Laura

broadened

her

Financial

Services

experience

moving

to
Aviva

as

the

Head

of

International

Compliance

responsible

for

all

non-UK

offices

across

North

America,

Europe

and

Asia

Pacific.

Laura

returned
to

American

Express

in

2004

focused

on

Global

Consumer

Financial

Services

and

European

Emerging

Markets,

and

then

as

the

Global

Head

of
International

Regulatory

Compliance.

Laura

is

fluent

in

Spanish

and

Italian

and

has

been

involved

in

many

networking

initiatives

for

Women,
both

at

American

Express

and

now

at

Barclays.

She

is

also

the

global

executive

sponsor

for

Spectrum,

Barlcays’

LGBTQ

network
Tristram

Roberts,

Group

HR

Director
Tristram

is

the

Group

Human

Resources

Director

and

a

member

of

the

Group

Executive

Committee.

Tristram

joined

Barclays

in

July

2013

as
HR

Director

for

the

Investment

Bank.

His

remit

was

expanded

in

May

2014

to

include

HR

responsibilities

for

Barclays

Non-Core,

and

he

became
the

Group

HR

Director

in

December

2015.

Prior

to

Barclays,

Tristram

was

Head

of

Human

Resources

for

Global

Functions

and

Operations

&
Technology

at

HSBC,

as

well

as

Group

Head

of

Performance

and

Reward.

Previously,

he

was

Group

Reward

and

Policy

Director

for

Vodafone
Group

plc.

Tristram

began

his

career

in

consulting.

He

became

a

partner

with

Arthur

Andersen

in

2001

and

was

subsequently

a

partner

with
both

Deloitte

and

KPMG.
Taalib

Shaah,

Group

Chief

Risk

Officer
Taalib

Shaah

is

Group

Chief

Risk

Officer

for

Barclays,

based

in

London.

He

is

responsible

for

helping

to

define,

set

and

manage

the

risk

profile
of

the

bank

and

leads

the

risk

management

organisation

across

the

group.

He

is

a

member

of

the

Group

Executive

Committee.

Taalib

joined
Barclays

in

late

2014

as

Chief

Risk

Officer

for

the

Investment

Bank

and

in

2017

assumed

the

role

of

Chief

Risk

Officer

for

Barclays

International
(BBPLC),

responsible

for

the

Corporate

and

Investment

Bank,

the

Private

Bank

and

the

Cards

&

Payments

business.

He

assumed

his

current
role

in

October

2020.

Prior

to

Barclays,

Taalib

spent

four

years

at

Citigroup

where

he

was

most

recently

Chief

Risk

Officer

for

Market

Risk,

Real
Estate

Credit,

Treasury,

Private

Equity

and

Head

of

Model

Validation.

Previously,

Taalib

spent

17

years

at

Credit

Suisse,

working

in

various
areas,

including

risk

and

the

front

office.

He

began

his

career

at

Ernst

and

Young.
Stephen

Shapiro,

Group

General

Counsel

and

Company

Secretary
Stephen

joined

Barclays

in

November

2017

as

Group

Company

Secretary

and

was

subsequently

appointed

Group

General

Counsel

in

August
2020,

in

addition

to

his

role

as

Company

Secretary.

Before

joining

Barclays

Stephen

served

as

the

Group

Company

Secretary

and

Deputy
General

Counsel

of

SABMiller

plc,

and

prior

to

this,

he

practised

law

as

a

partner

in

a

law

firm

in

South

Africa,

and

subsequently

in

corporate
law

and

M&A

at

Hogan

Lovells

in

the

UK.

Stephen

has

extensive

experience

in

corporate

governance,

legal,

regulatory

and

compliance

matters.
Stephen

serves

as

Vice

Chair

of

the

GC100,

the

association

of

General

Counsel

and

Company

Secretaries

working

in

FTSE

100

companies,
and

has

previously

served

as

Chairman

of

the

ICC

UK’s

Committee

on

Anti-Corruption.
Ashok

Vaswani,

CEO,

Consumer

Banking

&

Payments
Ashok

Vaswani

is

the

Chief

Executive

Officer

of

Consumer

Banking

and

Payments

overseeing

the

execution

of

plans

for

the

Group's

consumer
banking,

private

banking

and

payments

businesses

across

Asia,

UK,

Europe

and

the

US.

Prior

to

this

Ashok

was

the

CEO

for

Barclays

Bank
UK,

covering

Retail

Banking,

Wealth,

Business

Banking

and

Barclaycard

UK.

Ashok

joined

Barclays

in

2010,

managing

the

credit

card

business
across

the

UK,

Europe

and

the

Nordics,

becoming

chairman

of

Entercard.

He

went

on

to

manage

Barclays

in

Africa,

Barclays

Retail

Business
Bank

globally

and

Barclays

Personal

and

Corporate

Banking.

Ashok

is

a

member

of

Barclays

Executive

Committee,

and

a

board

member

for
Pratham

Board

and

the

Trustee

Board

at

Citizens

Advice.

He

also

sits

on

the

advisory

boards

of

a

number

of

institutions

such

as

Rutberg

&

Co
and

is

Founder

Director

of

Lend-a-Hand,

a

non-profit

organisation

focused

on

rural

education

in

India.

Ashok

has

previously

served

as

a

Non-
Executive

Director

on

the

Board

of

Barclays

Africa

Group

Limited,

The

Board

of

Directors,

Telenor

ASA

and

the

advisory

boards

of

S.

P.

Jain
Institute

of

Management,

Insead

Singapore

and

Visa

Asia

Pacific.

Prior

to

Barclays,

Ashok

was

a

partner

with

a

JP

Morgan

Chase

funded
private

equity

firm

–

Brysam

Global

Partners,

which

was

focused

on

building

retail

financial

service

businesses

in

emerging

markets.

Ashok

has
demonstrated

a

passion

for

building

and

managing

businesses

across

the

globe.

He

started

his

career

in

Mumbai,

India

and

since

then,

has
worked

and

lived

in

Asia,

Europe,

the

Middle

East

and

the

US.

Ashok

spent

twenty

years

with

Citigroup.

His

last

position

at

Citigroup

was

CEO,
Asia

Pacific.

Ashok

was

also

a

member

of

the

Citigroup

Operating

Committee,

the

Citigroup

Management

Committee,

and

the

Global

Consumer
Planning

Group.
C.S.

Venkatakrishnan,

Global

Head

of

Markets,

Co-President

of

Barclays

Bank

PLC

(BBPLC)
C.S.

Venkatakrishnan

(“Venkat”)

is

Global

Head

of

Markets,

Co-President

of

Barclays

Bank

PLC

(BBPLC),

and

a

member

of

the

Group
Executive

Committee

of

Barclays,

based

in

New

York.

Venkat

leads

our

Credit,

Equities,

Macro,

and

Securitized

Products

businesses,

and,
together

with

Paul

Compton,

is

responsible

for

overseeing

the

Corporate

and

Investment

Bank,

which

comprises

our

global

Banking,

Markets
and

Corporate

Banking

businesses.

Prior

to

his

appointment

as

Global

Head

of

Markets

and

Co-President

of

BBPLC

in

October

2020,

Venkat
served

as

Chief

Risk

Officer

at

Barclays.

Prior

to

joining

Barclays

in

2016,

he

worked

at

JP

Morgan

Chase

from

1994,

holding

senior

roles

in
Asset

Management

where

he

was

Chief

Investment

Officer

for

approximately

$200

billion

in

Global

Fixed

Income,

as

well

as

in

Investment
Banking,

and

in

Risk.

Venkat

is

the

executive

sponsor

for

Embrace,

the

global

multi-cultural

network

at

Barclays.
Sasha

Wiggins,

Group

Head

of

Public

Policy

and

Corporate

Responsibility

Additional

information

Barclays

PLC

2020

Annual

Report

on

Form

20-F
Sasha

Wiggins

is

the

Group

Head

of

Public

Policy

and

Corporate

Responsibility

at

Barclays,

based

in

London.

She

is

a

member

of

the

bank’s
Group

Executive

Committee.

Sasha

is

responsible

for

leading

Barclays’

efforts

in

tackling

climate

change,

and

for

integrating

the

bank’s
ambition

and

commitments

to

help

accelerate

the

transition

to

a

low-carbon

economy

into

the

business.

She

also

has

accountability

for

the
bank’s

sustainability

and

citizenship

agendas,

and

for

ensuring

the

company’s

societal

purpose

is

present

in

strategic

decision-making

at

the
highest

levels

in

the

organisation.

In

addition,

Sasha

has

overall

responsibility

for

Corporate

Relations

and

Regulatory

Relations,

and

is

also
Group

Chief

of

Staff

to

the

Group

Chief

Executive.

Sasha

joined

Barclays

in

2002,

progressing

through

a

number

of

roles

in

the

Private

Bank.

In
2015,

she

was

appointed

CEO

of

Barclays

Bank

Ireland,

overseeing

the

Corporate

Banking

and

Wealth

businesses

in

the

region.

She
subsequently

became

Head

of

East

and

South

East

for

UK

Corporate

Banking

coverage

in

2017

where

she

was

responsible

for

developing

and
executing

the

bank’s

strategy

for

the

mid

-corporate

client

segment.

Sasha

was

appointed

the

Group

Chief

of

Staff

in

2018,

and

assumed

her
current

role

in

May

2020,

joining

the

Group

Executive

Committee.

Additional

information

Barclays

PLC

2020

Annual

Report

on

Form

20-F
Section

13(r)

to

the

US

Securities

Exchange

Act

of

1934

(Iran

sanctions

and

related

disclosure)
Section

13(r)

of

the

U.S.

Securities

Exchange

Act

of

1934

as

amended

(the

“Exchange

Act”)

requires

each

SEC

reporting

issuer

to

disclose

in
its

annual

and,

if

applicable,

quarterly

reports

whether

it

or

any

of

its

affiliates

have

knowingly

engaged

in

certain

activities,

transactions

or
dealings

relating

to

Iran

or

with

the

Government

of

Iran

or

certain

designated

natural

persons

or

entities

involved

in

terrorism

or

the

proliferation
of

weapons

of

mass

destruction

during

the

period

covered

by

the

report.

The

requirement

includes

disclosure

of

activities

not

prohibited

by

U.S.
or

other

law

even

if

conducted

outside

the

U.S.

by

non-U.S.

companies

or

affiliates

in

compliance

with

local

law.

Pursuant

to

Section

13(r)

of

the
Exchange

Act

we

note

the

following

in

relation

to

activity

occurring

in

2020,

the

period

covered

by

this

annual

report,

or

in

relation

to

activity

we
became

aware

of

in

2020

relating

to

disclosable

activity

prior

to

the

reporting

period.

Except

as

noted

below,

Barclays

intends

to

continue

the
activities

described.

Barclays

does

not

allocate

profits

at

the

level

of

these

activities,

which

in

any

event

would

not

be

significant,

and

we
therefore

report

only

gross

revenue

where

measurable.

Barclays

attributed

revenue

of

approximately

GBP

425

in

2020

in

relation

to

the
activities

disclosed

below.
Legacy

Guarantees
Between

1993

and

2006,

Barclays

entered

into

several

guarantees

for

the

benefit

of

Iranian

banks

in

connection

with

the

supply

of

goods

and
services

by

Barclays

customers

to

Iranian

buyers.

These

were

counter

guarantees

issued

to

Iranian

banks

to

support

guarantees

issued

by
these

banks

to

the

Iranian

buyers.

The

Iranian

banks

and

a

number

of

the

Iranian

buyers

were

subsequently

designated

as

Specially
Designated

Nationals

and

Blocked

Persons

(“SDN”)

by

the

U.S.

Department

of

the

Treasury,

Office

of

Foreign

Assets

Control

(“OFAC”).

In
addition,

between

1993

and

2005,

Barclays

entered

into

similar

guarantees

for

the

benefit

of

a

Syrian

bank

that

was

subsequently

designated
pursuant

to

the

Weap

ons

of

Mass

Destruction

Proliferators

Sanctions

Regulations

(“WMDPSR”)

in

August

2011.
These

guarantees

were

issued

either

on:
(i)

an

“extend

or

pay”

basis,

which

means

that,

although

the

guarantee

is

of

limited

duration

on

its

face,

until

there

is

full

performance

under

the
contract

to

provide

goods

and

services,

the

terms

of

the

guarantee

require

Barclays

to

maintain

the

guarantee

or

pay

the

beneficiary

bank
the

full

amount

of

the

guarantee;

or
(ii)

the

basis

that

Barclays

obligations

can

only

be

discharged

with

the

consent

of

the

beneficiary

counterparty.
Barclays

is

not

able

to

exit

its

obligations

under

the

above

guarantees

unilaterally,

and

thus

it

maintains

a

limited

legacy

portfolio

of

these
guarantees,

which

were

in

compliance

with

applicable

laws

and

regulations

at

the

time

they

were

entered

into.

Barclays

intends

to

terminate

the
guarantees

where

an

agreement

can

be

reached

with

the

counterparty,

in

accordance

with

applicable

laws

and

regulations.

Barclays

attributed
no

revenue

in

2020

in

relation

to

this

activity.
Lease

Payments
Barclays

is

party

to

a

long-term

lease,

entered

into

in

1979,

with

the

National

Iranian

Oil

Company

(“NIOC”),

pursuant

to

which

Barclays

rents
part

of

NIOC

House

in

London

for

a

Barclays

branch.

The

lease

is

for

60

years,

contains

no

early

termination

clause,

and

has

19

years
remaining.

Barclays

makes

quarterly

lease

payments

in

GBP

to

an

entity

that

is

owned

by

the

Government

of

Iran.

The

payments

are

made

in
accordance

with

applicable

laws

and

regulations.

Barclays

attributed

no

revenue

in

2020

in

relation

to

this

activity.
Local

Clearing

Systems
Banks

based

in

the

United

Arab

Emirates

(“UAE”),

including

certain

Iranian

banks

that

are

SDNs,

participate

in

the

various

banking

payment
and

settlement

systems

used

in

the

UAE

(the

“UAE

Clearing

Systems”).

Barclays,

by

virtue

of

its

banking

activities

in

the

UAE,

participates

in
the

UAE

Clearing

Systems,

in

accordance

with

applicable

laws

and

regulations.

In

order

to

mitigate

the

risk

of

engaging

in

transactions

in

which
participant

Iranian

SDN

banks

may

be

involved,

Barclays

has

implemented

restrictions

relating

to

its

involvement

in

the

UAE

Clearing

Systems.
Barclays

attributed

no

revenue

in

2020

in

relation

to

this

activity.
Payments

Notified
A

Barclays

customer

was

designated

pursuant

to

the

Global

Terrorism

Sanctions

Regulations

in

March

2016.

Barclays

continues

to

receive
credit

card

repayments

from

this

customer

in

accordance

with

applicable

laws

and

regulations.

A

block

continues

to

be

applied

to

the

card

to
prevent

any

further

spending.

Barclays

attributed

revenue

of

approximately

GBP

345

in

2020

in

relation

to

this

activity.
Barclays

maintains

customer

relationships

with

certain

UK-incorporated

medical

manufacturing

companies.

In

2020,

Barclays

processed

two
payments,

for

the

benefit

of

our

customers,

relating

to

the

export

of

medical

devices

to

privately-owned

Iranian

entities.

The

end

users

of

these
medical

devices

include

hospitals,

medical

universities,

or

clinics

that

may

be

owned

or

controlled

by,

or

affiliated

with,

the

Government

of

Iran.
The

payments

were

made

in

accordance

with

applicable

laws

and

regulations

and

all

payments

were

received

from

the

privately-owned

Iranian
entities;

no

payments

were

received

directly

from

any

SDN

or

entity

owned

or

controlled

by,

or

affiliated

with,

the

Government

of

Iran.

Although
OFAC

has

issued

general

licenses

relating

to

the

sale

of

medical

devices,

these

licenses

do

not

apply

to

sales

of

non-U.S.

origin

items

by

non-
U.S.

persons.

Barclays

attributed

revenue

of

approximately

GBP

10

in

2020

in

relation

to

this

activity.
Barclays

maintains

customer

relationships

with

several

individuals

who

work

for

UK-based

entities

that

are

ultimately

owned

by

the

Government
of

Iran

and

are

SDNs.

Payments

are

received,

in

GBP,

from

a

UK-based

payment

services

company

or

in

cash,

and

are

credited

to

the
customers’

accounts

with

Barclays.

The

payments

are

processed

in

accordance

with

applicable

laws

and

regulations.

No

payments

are

received
directly

from

any

entity

owned

by

the

Government

of

Iran

or

any

SDN.

Barclays

attributed

no

revenue

in

2020

in

relation

to

this

activity.
Barclays

maintains

a

relationship

with

Her

Majesty's

Revenue

&

Customs

(“HMRC”),

a

UK

Government

agency,

which

receives

funds

from
Iranian

SDN

financial

institutions

in

relation

to

the

settlement

of

tax

liabilities

with

the

UK

Government.

The

payments

are

received

by

Barclays
and

credited

to

the

HMRC

account.

The

payment

activity

is

covered

by

a

license

issued

by

UK

Her

Majesty’s

Treasury

(“HMT”),

another

UK
Government

agency.

Barclays

also

received

a

one-off

credit

to

HMRC’s

accounts,

from

HMT,

to

settle

the

tax

liabilities

of

an

Iranian

SDN
financial

institution.

Barclays

attributed

revenue

of

approximately

GBP

30

in

2020

in

relation

to

this

activity.
Barclays

processed

four

transactions

to

embassies

of

the

Government

of

Iran

in

the

European

Union

(“EU”)

in

relation

to

fees

for

renewing
Iranian

passports

or

replacing

Iranian

passports

that

had

been

lost

or

stolen.

The

payments

were

processed

in

accordance

with

applicable

laws
and

regulations.

Barclays

attributed

no

revenue

in

2020

in

relation

to

this

activity.
In

November

2020,

a

Barclays

customer

was

designated

as

an

SDN

pursuant

to

the

WMDPSR.

The

customer

had

two

accounts

with

Barclays,
containing

total

credits

of

less

than

GBP

1,

both

of

which

were

inactive

since

2010.

Barclays

exited

the

relationship

with

the

customer

and
closed

the

accounts.

Barclays

attributed

no

revenue

in

2020

in

relation

to

this

activity.

Additional

information

Barclays

PLC

2020

Annual

Report

on

Form

20-F
In

2020,

Barclays

processed

one

GBP

through

payment

from

an

entity

in

the

Netherlands,

affiliated

with

the

Government

of

Iran,

to

a

UK-based
barristers’

chambers.

Neither

entity

is

a

customer

of

Barclays.

The

payment

was

for

legal

services

provided

by

the

barristers’

chambers

related
to

two

pending

cases

between

Iran

and

the

U.S.

before

the

International

Court

of

Justice

(“ICJ”)

in

The

Hague.

The

payment

was

processed

in
accordance

with

applicable

laws

and

regulations.

OFAC’s

regulations

generally

authorize

the

provision

of

legal

services

to

the

Government

of
Iran

related

to

the

conduct

of

legal

proceedings

before

the

ICJ

involving

Iran

and

the

United

States.

However,

the

payment

for

legal

fees

did

not
fall

within

the

scope

of

any

authorization

from

OFAC

(nor

was

it

required

to,

as

there

was

no

U.S.

jurisdictional

nexus).

Barclays

attributed
revenue

of

approximately

GBP

15

in

2020

in

relation

to

this

activity.
Barclays

maintains

a

customer

relationship

with

a

UK-incorporated

charity

that

works

in

the

areas

of

blood

cancer

and

stem

cell

transplantation.
In

2020,

Barclays

processed

one

EUR

payment,

on

behalf

of

our

customer,

where

the

ultimate

beneficiary

of

the

payment

was

affiliated

with

the
Government

of

Iran.

The

payment

was

for

the

procurement

of

a

blood

sample

from

an

individual

in

Iran

and

shipping

of

the

sample

to

the

UK

to
determine

whether

the

individual

was

a

potential

donor

match

to

a

patient

in

the

UK.

The

payment

was

processed

in

accordance

with

applicable
laws

and

regulations.

Barclays

attributed

revenue

of

approximately

GBP

10

in

2020

in

relation

to

this

activity.
Barclays

maintains

a

customer

relationship

with

a

UK

university

specialising

in

medicine.

They

are

part

of

a

consortium

that

includes

a
Government

of

Iran

university,

which

has

received

funding

from

the

EU

to

conduct

research

into

a

tropical

disease.

Our

customer

is

the
administrator

for

the

consortium

and

is

responsible

for

distributing

the

funding.

Barclays

processes

grant

payments

to

the

Government

of

Iran
university’s

account

at

an

Iranian

SDN

financial

institution.

All

payments

were

processed

in

accordance

with

applicable

laws

and

regulations.
Barclays

attributed

revenue

of

approximately

GBP

15

in

2020

in

relation

to

this

activity.

Additional

information

Barclays

PLC

2020

Annual

Report

on

Form

20-F
Summary

of

Barclays

Group

share

and

cash

plans

and

long-term

incentive

plans
Barclays

operates

a

number

of

share,

cash

and

long-term

incentive

plans.

The

principal

plans

used

for

awards

made

in

or,

in

respect

of,

the
2020

performance

year

are

shown

in

the

table

below.

Awards

are

granted

by

the

Barclays

PLC

Board

Remuneration

Committee

(the
“Committee”),

and

are

subject

to

the

applicable

plan

rules

(as

amended

from

time

to

time).

Share

awards

are

granted

over

ordinary

shares

in
Barclays

PLC

(“Shares”).

Barclays

has

a

number

of

employee

benefit

trusts

which

operate

in

conjunction

with

these

plans.

In

some

cases

the
trustee

purchases

Shares

in

the

market

to

satisfy

awards;

in

others,

new

issue

or

treasury

Shares

may

be

used

to

satisfy

awards

where

the
appropriate

shareholder

approval

has

been

obtained.
Summary

of

principal

share

and

cash

plans

and

long-term

incentive

plans

Name

of

plan
Eligible

employees
Executive
Directors
eligible Delivery
Design

details
Deferred

Share
Value

Plan
(DSVP)
All

employees
(excluding
Directors)

No
Deferred

Share

awards,

typically
released

in

instalments

over

a
three,

five

or

seven

year

period,
dependent

on

future

service

and
subject

to

malus

provisions
-

Plan

typically

used

for

mandatory

deferral

of

a
proportion

of

bonus

into

Shares

where

bonus

is
above

a

threshold

(set

annually

by

the
Committee).
-

This

plan

typically

works

in

tandem

with

the

CVP
(below).
-

DSVP

awards

vest

over

three,

five

or

seven

years
dependent

on

future

service.
-

Vesting

is

subject

to

malus,

suspension

provisions
and

the

other

provisions

of

the

rules

of

the

DSVP.
-

For

awards

granted

before

2018,

dividend
equivalents

may

be

released

based

on

the

number
of

Shares

under

award

that

are

released.
-

On

cessation

of

employment,

eligible

leavers

(as
set

out

in

the

rules

of

the

DSVP)

normally

remain
eligible

for

release

(on

the

scheduled

release
dates)

subject

to

the

Committee

and/or

trustee
discretion.

For

other

leavers,

awards

will

normally
lapse.
-

On

change

of

control,

awards

may

vest

at

the
Committee’s

and/or

trustee’s

discretion.
-

For

DSVP

awards

made

to

Material

Risk

Takers
(“MRTs”),

a

holding

period

of

either

6

or

12

months
will

apply

to

Shares

(after

tax)

on

release.
Share

Value

Plan
(SVP)
All

employees
(including
executive
Directors)

Yes
Deferred

Share

awards,

typically
released

in

instalments

over

a
three,

five

or

seven

year

period,
dependent

on

future

service

and
subject

to

malus

provisions
-

The

SVP

is

in

all

material

respects

the

same

as
the

DSVP

described

above.

The

principle
differences

are

that

(i)

executive

Directors

may
only

participate

in

the

SVP

and

(ii)

under

the
DSVP,

if

a

MRT

whose

award

is

deferred

over

five
or

seven

years

resigns

after

the

third

anniversary
of

grant,

they

will

automatically

be

treated

as

an
eligible

leaver

in

respect

of

any

unvested

tranches
of

that

award.
Cash

Value

Plan
(CVP)
All

employees
(excluding
Directors)

No
Deferred

cash

award

typically
released

in

instalments

over

a
three,

five

or

seven

year

period,
dependent

on

future

service

and
subject

to

malus

provisions
-

The

CVP

is

typically

used

for

mandatory

deferral

of
a

proportion

of

bonus

where

bonus

is

above

a
threshold

(set

annually

by

the

Committee.
-

This

plan

typically

works

in

tandem

with

the

DSVP.
-

CVP

awards

vest

over

three,

five

or

seven

years
dependent

on

future

service.
-

Vesting

is

subject

to

malus,

suspension

provisions
and

the

other

provisions

of

the

rules

of

the

CVP.
-

Participants

granted

awards

before

2020

may

be
awarded

a

service

credit

of

10%

of

the

initial

value
of

the

award

on

the

third

anniversary

of

a

grant.
-

Change

of

control

and

leaver

provisions

are

as

for
DSVP.
Barclays

Long
Term

Incentive
Plan

(LTIP)
Selected
employees
(including
executive
Directors)
Yes
Awards

over

Shares

subject

to
risk-adjusted

performance
conditions

and

malus

provisions
-

Awarded

on

a

discretionary

basis

with

participation
reviewed

by

the

Committee.
-

Awards

only

vest

if

the

risk-adjusted

performance
conditions

are

satisfied

over

a

three

year

period.
-

LTIP

awards

vest

over

seven

years

dependent

on
future

service.
-

Vesting

is

subject

to

malus,

suspension

provisions
and

the

other

provisions

of

the

rules

of

the

LTIP.
-

Any

Shares

released

under

the

LTIP

award

(after
payment

of

tax)

will

be

subject

to

an

additional
holding

period

of

no

less

than

the

minimum
regulatory

requirements

(currently

12

months).

Additional

information

Barclays

PLC

2020

Annual

Report

on

Form

20-F
-

On

cessation

of

employment,

eligible

leavers
normally

remain

eligible

for

release

(on

the
scheduled

release

dates)

pro-rated

for

time

and
performance.

For

other

leavers,

awards

will
normally

lapse.
-

On

change

of

control,

awards

may

vest

at

the
Committee’s

discretion.
Sharesave
All

employees

in
the

UK

and
Ireland
Yes
Options

over

Shares

at

a
discount

of

20%,

with

Shares
delivered

or

cash

value

of
savings

returned

after

three

to
five

years
-

HMRC

tax

advantaged

plan

in

the

UK

and
approved

by

the

Revenue

Commissioners

in
Ireland.
-

Opportunity

to

purchase

Shares

at

a

discount

price
(currently

a

20%

discount)

set

on

award

date

with
savings

made

over

three

or

five

year

term.
-

Maximum

individual

savings

of

£300

per

month

or
the

Euro

equivalent

in

Ireland.
-

On

cessation

of

employment,

eligible

leavers

may
exercise

options

and

acquire

Shares

to

the

extent
of

their

savings

for

six

months.
-

On

change

of

control,

participants

may

exercise
options

and

acquire

Shares

to

the

extent

of

their
savings

for

six

months.
Sharepurchase
All

employees

in
the

UK
Yes
Shares

purchased

from

gross
salary

deductions

and
Dividend/Matching

Shares

are
held

in

trust

for

three

to

five

years
-

HMRC

tax

advantaged

plan

in

the

UK.
-

Participants

may

purchase

up

to

£1,800

of

Shares
each

tax

year

(“Partnership

Shares”).
-

Barclays

matches

the

first

£600

of

Partnership
Shares

on

a

one

for

one

basis

for

each

tax

year
(“Matching

Shares”).
-

Dividends

received

are

awarded

as

Dividend
Shares.
-

Partnership

Shares

may

be

withdrawn

at

any

time
(though

if

removed

prior

to

three

years

from

award,
the

corresponding

Matching

Shares

are

forfeited).
-

Depending

on

reason

for

and

timing

of

leaving,
Matching

Shares

may

be

forfeited.
-

On

change

of

control,

participants

are

able

to
instruct

the

Sharepurchase

trustee

how

to

act

or
vote

on

their

behalf

in

relation

to

their

Shares.
Global
Sharepurchase
Employees

in
certain

non-UK
jurisdictions
Yes
Shares

purchased

from

net
salary

deductions

and
Dividend/Matching

Shares

are
held

in

trust

for

three

to

five

years
-

Global

Sharepurchase

is

an

extension

of

the
Sharepurchase

plan

(above).
-

Operates

in

substantially

the

same

way

as
Sharepurchase

but

without

the

tax

advantages.

Additional

information

Barclays

PLC

2020

Annual

Report

on

Form

20-F
Related

undertakings
The

Group’s

corporate

structure

consists

of

a
number

of

related

undertakings,

comprising
subsidiaries,

joint

ventures,

associates

and
significant

other

interests.

A

full

list

of

these
undertakings,

the

country

of

incorporation

and

the
ownership

of

each

share

class

is

set

out

below.
The

information

is

provided

as

at

31

December
2020.

The

entities

are

grouped

by

the

countries

in

which
they

are

incorporated.

The

profits

earned

by

the
activities

of

these

entities

are

in

some

cases

taxed
in

countries

other

than

the

country

of
incorporation.

Barclays’

2020

Country

Snapshot
provides

details

of

where

the

Group

carries

on

its
business,

where

its

profits

are

subject

to

tax

and
the

taxes

it

pays

in

each

country

it

operates

in.
Wholly

owned

subsidiaries

Unless

otherwise

stated

the

undertakings

below
are

wholly

owned

and

consolidated

by

Barclays
and

the

share

capital

disclosed

comprises
ordinary

and/or

common

shares,

100%

of

the
nominal

value

of

which

is

held

by

the

Group
subsidiaries.

Notes
A
Directly

held

by

Barclays

PLC
Class

E

Preference

Shares,

Class

F

Ordinary

B
Partnership

Interest
Shares,

Class

F

Preference

Shares,

Class

H

2012,

C
Membership

Interest

Ordinary

Shares,

Class

H

2012

Preference
D
Trust

Interest
Shares,

Class

H

Ordinary

Shares,

Class

H
E
Guarantor
Preference

Shares,

Class

I

Preference

Shares,
F
Preference

Shares
Class

J

Ordinary

Shares,

Class

J

Preference

Shares
G
A

Preference

Shares
W
First

Class

Common

Shares,

Second

Class
H
B

Preference

Shares
Common

Shares
I
Ordinary/Common

Shares

in

addition

to

other
X
PEF

Carry

Shares
shares Y
EUR

Tracker

1

Shares,

GBP

Tracker

1

Shares,
J
A

Ordinary

Shares
USD

Tracker

1

Shares,

USD

Tracker

2

Shares,

USD
K
B

Ordinary

Shares
Tracker

3

Shares
L
C

Ordinary

Shares
Z
Not

Consolidated

(see

Note

35

Structured

M
F

Ordinary

Shares
entities)
N
W

Ordinary

Shares
AA
USD

Linked

Ordinary

Shares
O
First

Preference

Shares,

Second

Preference

BB
Redeemable

Class

B

Shares
Shares CC
Capital

Contribution

Shares
P
Registered

Address

not

in

country

of

DD
Nominal

Shares
incorporation
EE
Class

A

Redeemable

Preference

Shares
Q
Core

Shares,

Insurance

(Classified)

Shares

FF
Class

B

Redeemable

Preference

Shares
R
B,

C,

D,

E

(94.36%),

F

(94.36%),

G

(94.36%),

H
GG
A

Shares

–

Tranche

I,

Premium

–

Tranche

I,

C

(94.36%),

I

(94.36%),

J

(95.23%)

and

K

Class

Shares

–

Tranche

II,

Premium

–

Tranche

II

Shares II
D

Ordinary

Shares
S
A

Unit

Shares,

B

Unit

Shares
T
Non-Redeemable

Ordinary

Shares
U
C

Preference

Shares,

D

Preference

Shares
V
Class

A

Ordinary

Shares,

Class

B

Ordinary

Shares,
Class

C

Ordinary

Shares,

Class

C

Preference

Shares,

Class

D

Ordinary

Shares,

Class

D
Preference

Shares,

Class

E

Ordinary

shares,

Wholly

owned

subsidiaries
Note
Wholly

owned

subsidiaries
Note
Wholly

owned

subsidiaries
Note
United

Kingdom
Barclays

Security

Trustee

Limited

A
Kirsche

Investments

Limited
-

1

Churchill

Place,

London,

E14

5HP
Barclays

Services

(Japan)

Limited
Long

Island

Assets

Limited
Aequor

Investments

Limited

Barclays

Shea

Limited
Maloney

Investments

Limited
Ardencroft

Investments

Limited
Barclays

Singapore

Global

Shareplans

Menlo

Investments

Limited
B

D

&

B

Investments

Limited
Nominee

Limited
Mercantile

Credit

Company

Limited
B.P.B.

(Holdings)

Limited
Barclays

Term

Funding

Limited

Liability

B
Mercantile

Leasing

Company

(No.132)

Limited

Barclay

Leasing

Limited

Partnership
MK

Opportunities

LP
B
Barclays

(Barley)

Limited

(In

Liquidation)
J,

K
Barclays

UK

Investments

Limited
Murray

House

Investment

Management

Limited
Barclays

Aldersgate

Investments

Limited
Barclays

Unquoted

Investments

Limited
(In

Liquidation)
Barclays

Asset

Management

Limited

Barclays

Unquoted

Property

Investments

Naxos

Investments

Limited
Barclays

Bank

PLC
A,

F,

I
Limited
North

Colonnade

Investments

Limited
Barclays

Bank

UK

PLC
A
Barclays

Wealth

Nominees

Limited
Northwharf

Investments

Limited
I,

X
Barclays

Capital

Asia

Holdings

Limited
Barclayshare

Nominees

Limited
Northwharf

Nominees

Limited
Barclays

Capital

Finance

Limited
Barcosec

Limited
Radbroke

Mortgages

UK

Limited
Barclays

Capital

Japan

Securities

Holdings

Barsec

Nominees

Limited
Real

Estate

Participation

Management

Limited
Limited
BB

Client

Nominees

Limited
Real

Estate

Participation

Services

Limited
Barclays

Capital

Nominees

(No.2)

Limited

BMBF

(No.24)

Limited
Relative

Value

Investments

UK

Limited

Liability
B
Barclays

Capital

Nominees

(No.3)

Limited

BMI

(No.9)

Limited
Partnership
Barclays

Capital

Nominees

Limited
BNRI

ENG

2013

Limited

Partnership
B
Relative

Value

Trading

Limited
Barclays

Capital

Securities

Client

Nominee

BNRI

ENG

2014

Limited

Partnership
B
Roder

Investments

No.

1

Limited
I,

Y
Limited

BNRI

ENG

GP

LLP
B
Roder

Investments

No.

2

Limited
I,

Y
Barclays

Capital

Securities

Limited
F,

I
BNRI

England

2010

Limited

Partnership
B
RVT

CLO

Investments

LLP
B
Barclays

CCP

Funding

LLP
B
BNRI

England

2011

Limited

Partnership
B
Solution

Personal

Finance

Limited
Barclays

Converted

Investments

(No.2)

Limited
BNRI

England

2012

Limited

Partnership
B
Surety

Trust

Limited
Barclays

Direct

Investing

Nominees

Limited
Carnegie

Holdings

Limited
I,

J,

K
Sustainable

Impact

Capital

Limited
Barclays

Directors

Limited
Chapelcrest

Investments

Limited
Swan

Lane

Investments

Limited
Barclays

Equity

Holdings

Limited
Clydesdale

Financial

Services

Limited
US

Real

Estate

Holdings

No.1

Limited
Barclays

Execution

Services

Limited
A
Cobalt

Investments

Limited
US

Real

Estate

Holdings

No.2

Limited
Barclays

Executive

Schemes

Trustees

Limited
Cornwall

Homes

Loans

Limited
US

Real

Estate

Holdings

No.3

Limited
Barclays

Financial

Planning

Nominee

Company
CP

Flower

Guaranteeco

(UK)

Limited

(In

E
US

Real

Estate

Holdings

No.4

Limited

Limited Liquidation)
Wedd

Jefferson

(Nominees)

Limited
Barclays

Funds

Investments

Limited
CPIA

England

2009

Limited

Partnership
B
Westferry

Investments

Limited
Barclays

Global

Shareplans

Nominee

Limited
CPIA

England

No.2

Limited

Partnership
B
Woolwich

Homes

Limited
Barclays

Group

Holdings

Limited
DMW

Realty

Limited
Woolwich

Qualifying

Employee

Share

Barclays

Group

Operations

Limited
Dorset

Home

Loans

Limited
Ownership

Trustee

Limited
Barclays

Industrial

Development

Limited
Durlacher

Nominees

Limited

Zeban

Nominees

Limited
Barclays

Industrial

Investments

Limited
Eagle

Financial

and

Leasing

Services

(UK)

-

Hill

House,

1

Little

New

Street,

London,
Barclays

Insurance

Services

Company

Limited
Limited
EC4A

3TR
Barclays

International

Holdings

Limited

Equity

Value

Investments

No.1

Limited
Barclays

Nominees

(Branches)

Limited

(In
Barclays

Investment

Management

Limited

Equity

Value

Investments

No.2

Limited
Liquidation)
Barclays

Investment

Solutions

Limited
Finpart

Nominees

Limited

Gerrard

Management

Services

Limited

(In
Barclays

Leasing

(No.9)

Limited
FIRSTPLUS

Financial

Group

Limited

Liquidation)
Barclays

Long

Island

Limited
Foltus

Investments

Limited
Lombard

Street

Nominees

Limited

(In

Barclays

Marlist

Limited
Global

Dynasty

Natural

Resource

Private

B Liquidation)
Barclays

Mercantile

Business

Finance

Limited
Equity

Limited

Partnership
Ruthenium

Investments

Limited

(In

Barclays

Nominees

(George

Yard)

Limited
Z
Globe

Nominees

Limited
Liquidation)
Barclays

Pension

Funds

Trustees

Limited

Hawkins

Funding

Limited
Woolwich

Plan

Managers

Limited

(In

Barclays

Principal

Investments

Limited
A,

J,
K
Heraldglen

Limited

I,

O
liquidation)
Barclays

Private

Bank

Isle

of

Wight

Home

Loans

Limited
Woolwich

Surveying

Services

Limited

(In

Barclays

SAMS

Limited

J.V.

Estates

Limited

liquidation)

Additional

information

Barclays

PLC

2020

Annual

Report

on

Form

20-F
Related

undertakings
continued
Wholly

owned

subsidiaries
Note
Wholly

owned

subsidiaries
Note
Wholly

owned

subsidiaries
Note
-

5

The

North

Colonnade,

London,

E14

4BB
China
Barclays

Securities

Japan

Limited
Leonis

Investments

LLP
B
-

Room

213,

Building

1,

No.

1000

Chenhui

Barclays

Wealth

Services

Limited
-

Aurora

Building,

120

Bothwell

Street,
Rvh

Road,

Zhangjiang

Hi-Tech

Park,

Shanghai
Glasgow,

G2

7JS
Barclays

Technology

Centre

(Shanghai)
Jersey
R.C.

Grieg

Nominees

Limited
Company

Limited

(In

Liquidation)
-

2
nd

Floor,

Gaspé

House,

66-72

Esplanade,
-

50

Lothian

Road,

Festival

Square,

Edinburgh,
St.

Helier,

JE1

1GH
EH3

9WJ
Germany
Barclays

Services

Jersey

Limited
BNRI

PIA

Scot

GP

Limited
-

TaunusTurm,

Taunustor

1,

60310,

Frankfurt
-

5

Espalanade,

St

Helier,

JE2

3QA
BNRI

Scots

GP,

LLP
B
Barclays

Capital

Effekten

GmbH
Barclays

Wealth

Management

Jersey

Limited
Pecan

Aggregator

LP
B
-

Stuttgarter

Straße

55-57,

73033

Göppingen
BIFML

PTC

Limited
-

Logic

House,

Waterfront

Business

Park,
Holding

Stuttgarter

Straße

GmbH

(In

-

13

Castle

Street,

St.

Helier,

JE4

5UT
Fleet

Road,

Fleet,

GU51

3SB
Liquidation)

Barclays

Index

Finance

Trust
S
The

Logic

Group

Enterprises

Limited
-

Lime

Grove

House,

Green

Street,

St

Helier,
The

Logic

Group

Holdings

Limited
J Guernsey
JE1

2ST
-

9,

allée

Scheffer,

L-2520,

Luxembourg
-

P.O.

Box

33,

Dorey

Court,

Admiral

Park,

St.
Barbridge

Limited

(In

Liquidation)
I,

DD

Barclays

Claudas

Investments

Partnership
B,

P

Peter

Port,

GY1

4AT
-

13

Library

Place,

St

Helier,

JE4

8NE
Barclays

Pelleas

Investments

Limited

B,

P
Barclays

UKRF

No.1

IC

Limited
Z
Barclays

Nominees

(Jersey)

Limited
Partnership
Barclays

UKRF

ICC

Limited
Z
Barclaytrust

Channel

Islands

Limited
Barclays

Blossom

Finance

General

Partnership

B,

P
Barclays

Insurance

Guernsey

PCC

Limited
Q
-

Estera

Trust

(Jersey)

Limited,

13-14
-

PO

BOX

41,

Floor

2,

Le

Marchant

House,

Le
Esplanade,

St

Helier,

JE1

1EE
Argentina

Truchot,

St

Peter

Port,

GY1

3BE
MK

Opportunities

GP

Ltd
-

855

Leandro

N.Alem

Avenue,

8th

Floor,
Barclays

Nominees

(Guernsey)

Limited

(In
Buenos

Aires
Liquidation)
Korea,

Republic

of
Compañía

Sudamerica

S.A.
-

A-1705

Yeouido

Park

Center,

28-3
-

Marval,

O’Farrell

&

Mairal,

Av.

Leandro

N.
Hong

Kong
Yeouido

-dong,

Yeongdeungpo

-gu,

Seoul
Alem

882,

Buenos

Aires,

C1001AAQ
-

42nd

floor

Citibank

Tower,

Citibank

Plaza,
Barclays

Korea

GP

Limited
Compañia

Regional

del

Sur

S.A.
3

Garden

Road
Barclays

Bank

(Hong

Kong

Nominees)

Limited

Luxembourg
Brazil
(in

Liquidation)
-

9,

allée

Scheffer,

L-2520
-

Av.

Brigadeiro

Faria

Lima,

No.

4.440,

12th
Barclays

Capital

Asia

Nominees

Limited

(In
Barclays

Alzin

Investments

S.à

r.l.
Floor,

Bairro

Itaim

Bibi,

Sao

Paulo,

CEP,
Liquidation)
Barclays

Bayard

Investments

S.à

r.l.
J,

K
04538

-132
-

Level

41,

Cheung

Kong

Center,

2

Queen's
Barclays

Bedivere

Investments

S.à

r.l.
Barclays

Brasil

Assessoria

Financeira

Ltda
Road,

Central
Barclays

Bordang

Investments

S.à

r.l.
BNC

Brazil

Consultoria

Empresarial

Ltda
Barclays

Capital

Asia

Limited
Barclays

BR

Investments

S.à

r.l.

Barclays

Cantal

Investments

S.à

r.l.
Canada India
Barclays

Capital

Luxembourg

S.à

r.l.
-

333

Bay

Street,

Suite

4910,

Toronto

ON

M5H
-

208

Ceejay

House,

Shivsagar

Estate,

Dr

A

Barclays

Capital

Trading

Luxembourg

S.à

r.l.
J,

K
2R2
Beasant

Road,

Worli,

Mumbai,

400

018
Barclays

Claudas

Investments

S.à

r.l.
Barclays

Capital

Canada

Inc.
Barclays

Securities

(India)

Private

Limited
Barclays

Equity

Index

Investments

S.à

r.l.
-

Stikeman

Elliot

LLP,

199

Bay

Street,

5300
Barclays

Wealth

Trustees

(India)

Private

Limited
Barclays

International

Luxembourg

Dollar
Commerce

Court

West,

Toronto

ON

M5L

1B9
-

5
th

to

12
th

Floor

(Part),

Building

G2,

Gera
Holdings

S.à

r.l.
Barclays

Corporation

Limited
Commerzone

SEZ,

Survey

No.65,

Kharadi,

Barclays

Lamorak

Investments

S.à

r.l.
T
-

5

The

North

Colonnade

London,

E14

4BB
Pune,

411014
Barclays

Leto

Investments

S.à

r.l.
CPIA

Canada

Holdings
B,

P
Barclays

Global

Service

Centre

Private

Limited
Barclays

Luxembourg

EUR

Holdings

S.à

r.l
T
-

Level

10,

Block

B6,

Nirlon

Knowledge

Park,
Barclays

Luxembourg

Finance

S.à

r.l.
Cayman

Islands

Off

Western

Express

Highway,

Goregaon
Barclays

Luxembourg

GBP

Holdings

S.à

r.l.
T
-

Maples

Corporate

Services

Limited,

PO

Box
(East),

Mumbai,

40063
Barclays

Luxembourg

Global

Funding

S.à

r.l.

309,

Ugland

House,

George

Town,

Grand
Barclays

Investments

&

Loans

(India)

Private
F,

I
Barclays

Luxembourg

Holdings

S.à

r.l.
I,

AA
Cayman,

KY1-1104
Limited
Barclays

Luxembourg

Holdings

SSC
B
Alymere

Investments

Limited
G,

H,

I
Barclays

Pelleas

Investments

S.à

r.l.
Analytical

Trade

UK

Limited
Ireland
-

68-70

Boulevard

de

la

Petrusse,

L-2320
Barclays

Capital

(Cayman)

Limited
-

One

Molesworth

Street,

Dublin

2,

D02RF29
Adler

Toy

Holding

Sarl
Barclays

Securities

Financing

Limited
F,

I
Barclaycard

International

Payments

Limited
Braven

Investments

No.1

Limited
Barclays

Bank

Ireland

Public

Limited

Company
Mauritius
Calthorpe

Investments

Limited
Barclays

Europe

Client

Nominees

Designated
-

C/O

Rogers

Capital

Corporate

Services
Capton

Investments

Limited
Activity

Company
Limited,

3
rd

Floor,

Rogers

House,

No.5
Claudas

Investments

Limited
I,EE,F
F
Barclays

Europe

Firm

Nominees

Designated
President

John

Kennedy

Street,

Port

Louis
Claudas

Investments

Two

Limited
Activity

Company
Barclays

Capital

Mauritius

Limited

(In

CPIA

Investments

No.1

Limited
V
Barclays

Europe

Nominees

Designated

Activity
Liquidation)
CPIA

Investments

No.2

Limited
F,

I
Company
Barclays

Capital

Securities

Mauritius

Limited
Gallen

Investments

Limited
-

25-28

North

Wall

Quay,

Dublin

1,

D01H104
-

Fifth

Floor,

Ebene

Esplanade,

24

Cybercity,
Hurley

Investments

No.1

Limited
Erimon

Home

Loans

Ireland

Limited
Ebene
JV

Assets

Limited
L
-70

Sir

John

Rogerson’s

Quay,

Dublin

2
Barclays

Mauritius

Overseas

Holdings

Limited
Mintaka

Investments

No.

4

Limited
Barclays

Finance

Ireland

Limited

OGP

Leasing

Limited
Mexico
Palomino

Limited
Z
Isle

of

Man
-

Paseo

de

la

Reforma

505,

41

Floor,

Torre
Pelleas

Investments

Limited
-

P

O

Box

9,

Victoria

Street,

Douglas,

IM99

1AJ
Mayor,

Col.

Cuauhtemoc,

CP

06500
Pippin

Island

Investments

Limited
Barclays

Nominees

(Manx)

Limited
Barclays

Bank

Mexico,

S.A.
K,

M
Razzoli

Investments

Limited

F,

I

Barclays

Private

Clients

International

Limited
J,

K
Barclays

Capital

Casa

de

Bolsa,

S.A.

de

C.V.
K,

M

RVH

Limited

F,

I
-2
nd

Floor,

St

Georges

Court,

Upper

Church

Grupo

Financiero

Barclays

Mexico,

S.A.

de

C.V.
K,

M

Wessex

Investments

Limited
Street,

Douglas,

IM1

1EE
Servicios

Barclays,

S.A.

de

C.V.
-

Walkers

Corporate

Limited,

Cayman
Barclays

Holdings

(isle

of

Man)

Limited

(In

Corporate

Centre,

27

Hospital

Road,

George
Liquidation)

Monaco
Town,

KY1-

9008
-

31

Avenue

de

la

Costa,

Monte

Carlo

BP

339
Long

Island

Holding

B

Limited
Japan
Barclays

Private

Asset

Management

(Monaco)
-

10-1,

Roppongi

6-chome,

Minato-ku,
S.A.M
Tokyo
Barclays

Funds

and

Advisory

Japan

Limited

Additional

information

Barclays

PLC

2020

Annual

Report

on

Form

20-F
Related

undertakings

continued
Wholly

owned

subsidiaries
Note
Wholly

owned

subsidiaries
Note
Other

Related

Undertakings
% Note
Philippines
US

Secured

Investments

LLC
CC
Cayman

Islands
-

21/F,

Philamlife

Tower,

8767

Paseo

de

Verain

Investments

LLC
-PO

Box

309GT,

Ugland

House,
Roxas,

Makati

City,

1226
Wilmington

Riverfront

Receivables

LLC
J,

K
South

Church

Street,

Grand
Meridian

(SPV-AMC)

Corporation
-Corporation

Service

Company,

80

State

Cayman,

KY1-1104
Street,

Albany,

NY,

12207

-2543
Barclays

US

Holdings

Limited

90 J
Saudi

Arabia
Barclays

Payment

Solutions

Inc.
Third

Energy

Holdings

Limited
78.94

F,

J,

K,

Z

-

3
rd

Floor

Al

Dahna

Center,

114

Al-Ahsa
-

Corporation

Service

Company,

100

Pearl

Street,

PO

Box

1454,

Riyadh

11431
Street,

17
th

Floor,

MC-CSC1,

Hartford,

Korea,

Republic

of
Barclays

Saudi

Arabia

(In

Liquidation)
CT

06103
-

18
th

Floor,

Daishin

Finance

Centre,
Barclays

Capital

Inc.

343,

Samil-daero,

Jung-go,

Seoul
Singapore

-

745

Seventh

Avenue,

New

York

NY

10019
Woori

BC

Pegasus

Securitization
70.00 W
-

10

Marina

Boulevard,

#24-01

Marina

Bay

Alynore

Investments

Limited

Partnership
B
Specialty

Co.,

Limited

Financial

Centre,

Tower

2,

018983
Glenwood

Ave,

Suite

550,

Raleigh,

NC,

Barclays

Capital

Futures

(Singapore)

Private
27608
Luxembourg
Limited
Barclays

US

GPF

Inc.
-

9,

allée

Scheffer,

L-2520
Barclays

Capital

Holdings

(Singapore)

Private
Equifirst

Corporation

(In

Liquidation)
BNRI

Limehouse

No.1

Sarl
96.30 R
Limited
Preferred

Funding

S.à

r.l.
33.33 FF
Barclays

Merchant

Bank

(Singapore)

Ltd.
Zimbabwe
Preferred

Investments

S.à

r.l.
33.33
FF,

I
-

2

Premium

Close,

Mount

Pleasant

Business

Spain
Park,

Mount

Pleasant,

Harare
Malta
-

Calle

Jose,

Abascal

51,

28003,

Madrid
Branchcall

Computers

(Pvt)

Limited
-

RS2

Buildings,

Fort

Road,

Mosta
Barclays

Tenedora

De

Inmuebles

SL.
Other

Related

Undertakings
Unless

otherwise

stated,

the

undertakings

below

are
consolidated

and

the

share

capital

disclosed

comprises
ordinary

and/or

common

shares

which

are

held

by

subsidiaries
of

the

Group.

The

Group’s

overall

ownership

percentage

is
provided

for

each

undertaking.
MST

1859

BVP

Galvani

Global,

S.A.U.
RS2

Software

PLC
18.25 Z
Switzerland
Monaco
-

Chemin

de

Grange

Canal

18-20,

PO

Box

-

31

Avenue

de

la

Costa,
3941,

1211,

Geneva
Monte

Carlo
Barclays

Bank

(Suisse)

SA
Societe

Civile

Immobiliere

31

Avenue
75.00
Barclays

Switzerland

Services

SA
de

la

Costa
BPB

Holdings

SA
Other

Related

Undertakings
% Note Netherlands
United

States
United

Kingdom
-

Alexanderstraat

18,

2514

JM,

The

-

Corporation

Service

Company,

251

Little
-

1

Churchill

Place,

London,

E14

5HP
Hague
Falls

Drive,

Wilmington,

DE

19808
Barclaycard

Funding

PLC
75.00 J
Tulip

Oil

Holding

BV
30.36
GG,

Z
Analytical

Trade

Holdings

LLC
PSA

Credit

Company

Limited

50.00
J,

L
Analytical

Trade

Investments

LLC
BB
(In

Liquidation)
Portugal
Archstone

Equity

Holdings

Inc
Barclays

Covered

Bond

Funding

LLP

(In

50.00 B
Av.

Manuel

Júlio

Carvalho

e

Costa,

Barclays

Bank

Delaware
F,

I
Liquidation)
no.

15-A,

2750-423

Cascais
Barclays

Capital

Derivatives

Funding

LLC
C
Barclays

Covered

Bonds

Limited
50.00 B
Projepolska,

S.A.

(In

Liquidation)
24.50 Z
Barclays

Capital

Energy

Inc.
Liability

Partnership
Barclays

Capital

Equities

Trading

GP
B
-

St

Helen’s,

1

Undershaft,

London,
South

Africa
Barclays

Capital

Holdings

Inc.
G,

H,

I
EC3P

3DQ
-

9

Elektron

Road,

Techno

Park,
Barclays

Capital

Real

Estate

Finance

Inc.
Igloo

Regeneration

(General

Partner)
25.00
L,

Z
Stellenbosch

7600
Barclays

Capital

Real

Estate

Holdings

Inc.
Limited
Imalivest

Mineral

Resources

LP
66.63
J,

K,

Z
Barclays

Capital

Real

Estate

Inc.
-

3

-

5

London

Road,

Rainham,

Kent,
Barclays

Commercial

Mortgage

Securities

LLC
C
ME8

7RG
Sweden
Barclays

Dryrock

Funding

LLC
C
Trade

Ideas

Limited
20.00 Z
-

c/o

ForeningsSparbanken

AB,
Barclays

Electronic

Commerce

Holdings

Inc.
-

50

Lothian

Road,

Festival

Square,
105

34

Stockholm
Barclays

Financial

LLC
C
Edinburgh,

EH3

9WJ
EnterCard

Group

AB
40.00
K,

Z
Barclays

Group

US

Inc.
G,

I
Equistone

Founder

Partner

II

L.P.
20.00
B,

Z
Barclays

Insurance

U.S.

Inc.
Equistone

Founder

Partner

III

L.P.
35.00
B,

Z
United

States

of

America
Barclays

Oversight

Management

Inc.
-

Enigma,

Wavendon

Business

Park

-

Corporation

Services

Company,
Barclays

Receivables

LLC
C
Milton

Keynes,

MK17

8LX
251

Little

Falls,

Drive

Wilmington,
Barclays

Services

Corporation
Intelligent

Processing

Solutions

Limited
19.50 Z
DE,

19808
Barclays

Services

LLC
C
-

65A

Basinghall

Street,

London,
DG

Solar

Lessee

II,

LLC
75.00
C,

Z
Barclays

US

CCP

Funding

LLC
C
EC2V

5DZ
DG

Solar

Lessee,

LLC
75.00
C,

Z
Barclays

US

Funding

LLC
C
Cyber

Defence

Alliance

Limited
25.00
E,

Z
-Corporation

Trust

Company,

Barclays

US

Investments

Inc.
J,

K
-

Gate

House,

Turnpike

Road,

High
Corporation

Trust

Centre,

1209

Barclays

US

LLC

G,H,I,
U
Wycombe,

Buckinghamshire

HP12
Orange

Street,

Wilmington

DE

BCAP

LLC
C 3NR 19801
Crescent

Real

Estate

Member

LLC
C
GW

City

Ventures

Limited
50.00
K,

Z
VS

BC

Solar

Lessee

I

LLC
50.00
C,

Z
Curve

Investments

GP
B
GN

Tower

Limited
50.00 Z
Subsidiaries

by

virtue

of

control
The

related

undertakings

below

are

Subsidiaries

in
accordance

with

s.1162

Companies

Act

2006

as

Barclays
can

exercise

dominant

influence

or

control

over

them.
Gracechurch

Services

Corporation
-

55

Baker

Street,

London,

W1U

7EU
Lagalla

Investments

LLC
Formerly

H

Limited

(In

Liquidation)
70.32

J,Z,K,L,II
Long

Island

Holding

A

LLC
C
-

Haberfield

Old

Moor

Road,
LTDL

Holdings

LLC
C
Wennington,

Lancaster,

LA2

8PD
Marbury

Holdings

LLC
Full

House

Holdings

Limited
67.42

J,Z,K.L,II
Preferred

Liquidity,

LLC
J
-

6th

Floor

60

Gracechurch
Subsidiaries

by

virtue

of

control
% Note
Procella

Investments

No.2

LLC
C

Street,

London,

EC3V

0HR
United

Kingdom
Procella

Investments

No.3

LLC
C
-

13-15

York

Buildings,

London,
-

1

Churchill

Place,

London,

E14
Relative

Value

Holdings,

LLC
WC2N

6JU
5HP
Surrey

Funding

Corporation
BGF

Group

PLC
24.58

Z
Oak

Pension

Asset

Management

00.00 Z
Sussex

Purchasing

Corporation
-

Aurora

Building,

120

Bothwell
Limited
Sutton

Funding

LLC
C
Street,

Glasgow,

G2

7JS
Water

Street

Investments

Limited
00.00 Z
TPProperty

LLC
C
Buchanan

Wharf

(Glasgow)
78.00 E
Management

Limited
Cayman

Islands
-

PO

Box

309GT,

Ugland

House,
South

Church

Street,

Grand
Cayman,

KY1-1104
Hornbeam

Limited
00.00
Z

Additional

information

Barclays

PLC

2020

Annual

Report

on

Form

20-F
Related

undertakings
continued
Joint

Ventures
The

related

undertakings

below

are

Joint
Ventures

in

accordance

with

s.

18,

Schedule
4,

The

Large

and

Medium-sized

Companies
and

Groups

(Accounts

and

Reports)
Regulations

2008

and

are

proportionally
consolidated.
Joint

Ventures
% Note
United

Kingdom
-

All

Saints

Triangle,

Caledonian
Road,

London,

N1

9UT
Vaultex

UK

Limited
50.00
Joint

management

factors
The

Joint

Venture

Board

comprises

two
Barclays

representative

directors,

two

JV
partner

directors

and

three

non-JV

partner
directors.

The

Board

are

responsible

for
setting

the

company

strategy

and

budgets.

Additional

information
Additional

financial

disclosure
328

Barclays

PLC

2020

Annual

Report

on

Form

20-F
Deposits

and

short-term

borrowings
Deposits
Deposits

include

deposits

from

banks

and

customer

accounts.
2020 2019 2018
Average

for

the

year

ended

31

December
£m £m £m
Deposits

at

amortised

cost
UK 364,736 329,810 313,829
Europe 47,365 39,191 32,707
Americas 37,032 31,531 33,441
Asia 12,509 8,809 6,761
Africa 8,865 7,589 7,273
Total

deposits

at

amortised

cost
470,507 416,930 394,011
2020 2019 2018
For

the

year

ended

31

December
a
£m £m £m
Deposits

at

amortised

cost
481,036
415,787 394,838
In

offices

in

the

United

Kingdom:
Current

and

demand

accounts
-

interest

free
132,484 98,207 94,074
-

interest

bearing
40,543 34,362 31,309
Savings

accounts
145,376 128,290 123,789
Other

time

deposits

-

retail
11,549 14,585 12,677
Other

time

deposits

-

wholesale
70,125 64,774 64,675
Total

repayable

in

offices

in

the

United

Kingdom
400,077 340,218 326,524
In

offices

outside

the

United

Kingdom:
Current

and

demand

accounts
-

interest

free
15,309 10,613 11,091
-

interest

bearing
13,772 12,932 12,240
Savings

accounts
14,940 14,109 13,801
Other

time

deposits
36,938 37,915 31,182
Total

repayable

in

offices

outside

the

United

Kingdom
80,959 75,569 68,314

Deposits

at

amortised

cost

in

offices

in

the

United

Kingdom

received

from

non-residents

amounted

to

£34,370m
(2019:

£32,685m).
Note
a

The

UK/Non-UK

deposit

analysis

is

based

on

the

location

of

the

office

where

the

transactions

are

recorded.

Additional

information
Additional

financial

disclosure
329

Barclays

PLC

2020

Annual

Report

on

Form

20-F
Short-term

borrowings
Short-term

borrowings

include

deposits

from

banks,

commercial

paper,

negotiable

certificates

of

deposit

and

repurchase

agreements.
Deposits

from

banks
Deposits

from

banks

are

taken

from

a

wide

range

of

counterparties

and

generally

have

maturities

of

less

than

one

year.
2020 2019 2018
£m £m £m
Year

-end

balance
17,343 15,402 14,166
Average

balance
a
25,255 22,162 19,736
Maximum

balance
a
38,215 27,009 26,426
Average

interest

rate

during

year
0.3% 1.5% 2.0%
Year

-end

interest

rate
0.5% 2.2% 2.7%

Notes
a

Calculated

based

on

month

-end

balances.
Commercial

paper
Commercial

paper

is

issued

by

the

Group,

mainly

in

the

United

States,

generally

in

denominations

of

not

less

than

$100,000,

with

maturities

of
up

to

270

days.

2020
2019 2018
£m
£m £m
Year

-end

balance
14,430 14,269 14,479
Average

balance
a 20,939 18,289 12,192
Maximum

balance
a 25,427 21,086 15,192
Average

interest

rate

during

year
1.2% 1.2% 1.1%
Year

-end

interest

rate
1.8% 1.5% 0.9%

Note
a

Calculated

based

on

month

-end

balances.
Negotiable

certificates

of

deposit
Negotiable

certificates

of

deposits

are

issued

mainly

in

the

United

Kingdom

and

United

States,

generally

in

denominations

of

not

less

than
$100,000.

2020 2019 2018
£m £m £m
Year

-end

balance
7,160 8,056 10,861
Average

balance
a 13,418 11,153 18,485
Maximum

balance
a 19,317 13,769 24,098
Average

interest

rate

during

year
1.0% 2.8% 1.2%
Year

-end

interest

rate
1.8% 3.9% 2.0%

Note
a

Calculated

based

on

month

-end

balances.
Repurchase

agreements
Repurchase

agreements

are

entered

into

with

both

customers

and

banks

and

generally

have

maturities

of

not

more

than

three

months.
2020 2019 2018
£m £m £m
Year

-end

balance
14,174 14,517 18,578
Average

balance
a 21,015 17,036 19,962
Maximum

balance
a 35,958 22,292 23,341
Average

interest

rate

during

year
0.3% 0.9% 0.9%
Year

-end

interest

rate
0.5% 1.4% 1.0%

Note
a

Calculated

based

on

month

-end

balances.

Additional

information
Additional

financial

disclosure
330

Barclays

PLC

2020

Annual

Report

on

Form

20-F
Commitments

and

contractual

obligations
Commercial

commitments

include

guarantees,

contingent

liabilities

and

standby

facilities.
Commercial

commitments
Amount

of

commitment

expiration

per

period
Less

than

one
year

Between

one

to
three

years
Between

three
to

five

years

After

five

years
Total

amounts
committed
£m £m £m £m £m
As

at

31

December

2020
Guarantees

and

letters

of

credit

pledged

as

collateral

security

15,642

23
-

-

15,665
Performance

guarantees,

acceptances

and

endorsements

5,942

2
-

-

5,944
Documentary

credits

and

other

short-term

trade

related

transactions

1,086
-

-

-

1,086
Standby

facilities,

credit

lines

and

other

commitments

331,374

359

202

28

331,963
As

at

31

December

2019
Guarantees

and

letters

of

credit

pledged

as

collateral

security

17,493

107

6
-

17,606
Performance

guarantees,

acceptances

and

endorsements

6,810

78

22

11

6,921
Documentary

credits

and

other

short-term

trade

related

transactions

1,291
-

-

-

1,291
Standby

facilities,

credit

lines

and

other

commitments

332,160

367

273

364

333,164
Contractual

obligations

include

debt

securities

and

purchase

obligations.
Contractual

obligations

Payments

due

by

period
Less

than

one
year
Between

one

to

three

years
Between

three
to

five

years
After

five

years

Total
£m £m £m £m £m
As

at

31

December

2020
Long-term

debt
a 32,723 19,182 15,867 34,899 102,671
Purchase

obligations
981 1,387 342 125 2,835
Total 33,704 20,569 16,209 35,024 105,506
As

at

31

December

2019
Long-term

debt
a
27,979 22,152 20,418 36,272 106,821
Purchase

obligations
651 951 463 128 2,193
Total 28,630 23,103 20,881 36,400 109,014

Note
a

Long-term

debt

has

been

prepared

to

reflect

cash

flows

on

an

undiscounted

basis

,

which

includes

interest

payments.
Net

cash

flows

from

derivatives

used

to

hedge

long-term

debt

amount

to

£3.3bn

(2019:

£2.4bn).
Further

information

on

the

contractual

maturity

of

the

Group’s

assets

and

liabilities

is

given

in

the

Liquidity

risk

section.

Additional

information
Additional

financial

disclosure
331

Barclays

PLC

2020

Annual

Report

on

Form

20-F
Securities
Investment

securities

include

securities

reported

within

loans

and

advances

at

amortised

cost

and

financial

assets

at

fair

value

through

other
comprehensive

income.

Other

securities

include

securities

reported

within

trading

portfolio

and

financial

assets

at

fair

value

through

the

income
statement.
Analysis

of

securities
2020 2019 2018
As

at

31

December
£m £m £m
Investment

securities
US

government,

other

public

bodies

and

agencies
18,192 16,952 14,323
United

Kingdom

government
16,680 17,617 9,400
Other

government
33,337 18,748 16,067
Mortgage

and

asset

backed

securities
4,012 2,730 2,119
Corporate

and

other

issuers
29,320 25,817 14,856
Debt

securities
101,541 81,864 56,765
Equity

securities

761 1,023 1,122
Investment

securities
102,302
82,887 57,887
Other

securities
US

government,

other

public

bodies

and

agencies
21,005 19,782 23,890
United

Kingdom

government
7,193 10,393 10,155
Other

government
17,831 12,045 9,825
Mortgage

and

asset

backed

securities

1,733 2,354 2,024
Corporate

and

other

issuers
10,413 13,415 15,911
Debt

securities
58,175 57,989 61,805
Equity

securities

66,812 63,495 45,584
Other

securities
124,987
121,484 107,389
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
Total
Amount Yield Amount Yield Amount Yield Amount Yield Amount Yield
As

at

31

December

2020
£m % £m % £m % £m % £m %
US

government,

other

public
bodies

and

agencies
3,211 1.3% 8,119 0.6% 5,259 1.1% 1,603 2.5% 18,192 1.0%
United

Kingdom

government
653 1.3% 8,002 1.4% 2,085 2.0% 5,940 1.1% 16,680 1.3%
Other

government
8,435 0.6% 11,443 1.1% 9,474 0.8% 3,985 1.6% 33,337 0.9%
Other

issuers

4,648 1.2% 16,271 1.6% 7,365 1.1% 5,048 1.0% 33,332 1.3%
Total

book

value
16,947 0.9% 43,835 1.2% 24,183 1.0% 16,576 1.3% 101,541 1.1%
The

yield

for

each

range

of

maturities

is

calculated

by

dividing

the

annualised

interest

income

prevailing

at

the

reporting

date

by

the

book

value
of

securities

held

at

that

date.
The

above

table

is

only

for

debt

securities

held

at

the

reporting

date

and

does

not

include

associated

hedges.

Additional

information
Additional

financial

disclosure
332

Barclays

PLC

2020

Annual

Report

on

Form

20-F
Average

balance

sheet
Average

balances

are

based

upon

monthly

averages.
Assets
2020
Average
balance
Interest

income
Interest
expenseᵃ
Total

net
interest Rate
£m £m £m £m %
Cash

and

balances

at

central

banks
UK
79,242 133 (19) 114 0.1
Cash

and

balances

at

central

banks
Non-UK
123,183 142 (281) (139) (0.1)
Cash

and

balances

at

central

banks
Total 202,425 275 (300) (25) -
Loans

and

advances

at

amortised

cost
UK 286,214 7,194 - 7,194 2.5
Loans

and

advances

at

amortised

cost
Non-UK 72,177 2,986 (4) 2,982 4.1
Loans

and

advances

at

amortised

cost
b Total 358,391 10,180 (4) 10,176 2.8
Cash

collateral
UK 65,225 214 (31) 183 0.3
Cash

collateral
Non-UK 18,110 36 - 36 0.2
Cash

collateral
Total 83,335 250 (31) 219 0.3
Reverse

repurchase

agreements
UK 1,893 16 - 16 0.8
Reverse

repurchase

agreements
Non-UK 8,917 4 (9) (5) (0.1)
Reverse

repurchase

agreements
Total 10,810 20 (9) 11 0.1
Interest

earning

assets

at

fair

value

through

other

comprehensive
income UK 71,931 721 - 721 1.0
Interest

earning

assets

at

fair

value

through

other

comprehensive
income Non-UK 2,927 55 - 55 1.9
Interest

earning

assets

at

fair

value

through

other
comprehensive

income
Total 74,858 776 - 776 1.0
Other

interest

and

similar

income
c 391 - 391 -
Total

interest

earning

assets

not

at

fair

value

through

income
statement 729,819 11,892 (344) 11,548 1.6
Less:

interest

and

similar

expense
(3,770) 344 (3,426) -
Net

interest
729,819 8,122 - 8,122 -
Financial

assets

at

fair

value

through

income

statement
UK 187,927
Financial

assets

at

fair

value

through

income

statement
Non-UK 76,369
Financial

assets

at

fair

value

through

income

statement
Total 264,296
Total

interest

earning

assets
994,115
Impairments (7,969)
Non-interest

earning

assets
425,438
Total 1,411,584
Percentage

of

total

average

interest

earning

assets

in

offices
outside

the

UK
30%

Notes
a

For

the

purposes

of

the

average

balance

sheet,

negative

interest

earned

o

n

assets

(which

is

presented

within

interest

and

similar

expense

in

the

statutory

accounts)

is
included

in

determining

the

total

net

interest

figure.

This

presentation

is

deemed

appropriate

to

represent

the

return

associated

with

each

asset

class

in

the

table.
b

Loans

and

advances

at

amortised

cost

include

all

doubtful

lending.

Interest

receivable

on

such

lending

has

been

included

to

the

extent

to

which

either

cash

payments

have
been

received

or

interest

has

been

accrued

in

accordance

with

the

income

recog

nition

policy

of

the

Barclays

Group.
c

Other

interest

and

similar

income

principally

includes

interest

income

relating

to

hedging

activity.

Additional

information
Additional

financial

disclosure
333

Barclays

PLC

2020

Annual

Report

on

Form

20-F
Assets
2019
Average
balance
Interest

income
Interest

expenseᵃ
Total

net
interest Rate
£m £m £m £m %
Cash

and

balances

at

central

banks
UK 70,371 465 (28) 437 0.6
Cash

and

balances

at

central

banks
Non-UK 101,423 626 (233) 393 0.4
Cash

and

balances

at

central

banks
Total 171,794 1,091 (261) 830 0.5
Loans

and

advances

at

amortised

cost
UK 271,607 8,682 - 8,682 3.2
Loans

and

advances

at

amortised

cost
Non-UK 71,976 3,768 (3) 3,765 5.2
Loans

and

advances

at

amortised

cost
b
Total 343,583 12,450 (3) 12,447 3.6
Cash

collateral
UK 59,446 394 (14) 380 0.6
Cash

collateral
Non-UK 7,400 49 - 49 0.7
Cash

collateral
Total 66,846 443 (14) 429 0.6
Reverse

repurchase

agreements
UK 2,990 57 - 57 1.9
Reverse

repurchase

agreements
Non-UK 2,041 11 - 11 0.5
Reverse

repurchase

agreements
Total 5,031 68 - 68 1.4
Interest

earning

assets

at

fair

value

through

other

comprehensive
income UK 63,366 957 - 957 1.5
Interest

earning

assets

at

fair

value

through

other

comprehensive
income Non-UK 2,961 75 - 75 2.5
Interest

earning

assets

at

fair

value

through

other
comprehensive

income
Total 66,327 1,032 - 1,032 1.6
Other

interest

and

similar

income
c 372 - 372 -
Total

interest

earning

assets

not

at

fair

value

through

income
statement 653,581 15,456 (278) 15,178 2.3
Less:

interest

and

similar

expense
(6,049) 278 (5,771) -
Net

interest
653,581 9,407 - 9,407 -
Financial

assets

at

fair

value

through

income

statement
UK 192,300
Financial

assets

at

fair

value

through

income

statement
Non-UK 68,031
Financial

assets

at

fair

value

through

income

statement
Total 260,331
Total

interest

earning

assets
913,912
Impairments (6,574)
Non-interest

earning

assets
356,756
Total 1,264,094
Percentage

of

total

average

interest

earning

assets

in

offices
outside

the

UK
28%

Notes
a

Comparatives

for

negative

interest

income

on

liabilities

and

negative

interest

expense

on

assets

have

been

re

-presented.

Negative

interest

earned

on

assets

(which

is
presented

within

interest

and

similar

expense

in

the

statutory

accounts)

is

included

in

determining

the

total

net

interest

figure.

This

presentation

is

deemed

appropriate

to
represent

the

return

associated

with

each

asset

class

in

the

table.
b

Loans

and

advances

at

amortised

cost

include

all

doubtful

lending.

Interest

receivable

on

such

lending

has

been

included

to

the

extent

to

which

ei

ther

cash

payments

have
been

received

or

interest

has

been

accrued

in

accordance

with

the

income

recognition

policy

of

the

Barclays

Group.
c

Other

interest

and

similar

income

principally

includes

interest

income

relating

to

hedging

activity.

Additional

information
Additional

financial

disclosure
334

Barclays

PLC

2020

Annual

Report

on

Form

20-F
Assets
2018
Average
balance
Interest

income
Interest
expenseᵃ
Total

net
interest Rate
£m £m £m £m %
Cash

and

balances

at

central

banks
UK 70,719 297 (48) 249 0.4
Cash

and

balances

at

central

banks
Non-UK 106,370 826 (208) 618 0.6
Cash

and

balances

at

central

banks
Total 177,089 1,123 (256) 867 0.5
Loans

and

advances

at

amortised

cost
UK 262,796 8,744 - 8,744 3.3
Loans

and

advances

at

amortised

cost
Non-UK 66,619 3,329 (2) 3,327 5.0
Loans

and

advances

at

amortised

cost
b
Total 329,415 12,073 (2) 12,071 3.7
Cash

collateral
UK 52,218 324 (12) 312 0.6
Cash

collateral
Non-UK 5,343 47 - 47 0.9
Cash

collateral
Total 57,561 371 (12) 359 0.6
Reverse

repurchase

agreements
UK 857 2 - 2 0.2
Reverse

repurchase

agreements
Non-UK 855 10 - 10 1.2
Reverse

repurchase

agreements
Total 1,712 12 - 12 0.7
Interest

earning

assets

at

fair

value

through

other

comprehensive
income UK 53,499 956 - 956 1.8
Interest

earning

assets

at

fair

value

through

other

comprehensive
income Non-UK 2,850 73 - 73 2.6
Interest

earning

assets

at

fair

value

through

other
comprehensive

income
Total 56,349 1,029 - 1,029 1.8
Other

interest

and

similar

income
c - (67) - (67)
Total

interest

earning

assets

not

at

fair

value

through

income
statement 622,126 14,541 (270) 14,271 2.3
Less:

interest

and

similar

expense
- (5,479) 270 (5,209)
Net

interest
622,126 9,062 - 9,062
Financial

assets

at

fair

value

through

income

statement
UK 171,318
Financial

assets

at

fair

value

through

income

statement
Non-UK 73,153
Financial

assets

at

fair

value

through

income

statement
Total 244,471
Total

interest

earning

assets
866,597
Impairments (6,875)
Non-interest

earning

assets
349,877
Total 1,209,599
Percentage

of

total

average

interest

earning

assets

in

offices
outside

the

UK
29%

Notes
a

Comparatives

for

negative

interest

income

on

liabilities

and

negative

interest

expense

on

assets

have

been

re

-presented.

Negative

interest

earned

on

assets

(which

is
presented

within

interest

and

similar

expense

in

the

statutory

accounts)

is

included

in

determining

the

total

net

interest

figure.

This

presentation

is

deemed

appropriate

to
represent

the

return

associated

with

each

asset

class

in

the

table.
b

Loans

and

advances

at

amortised

cost

incl

ude

all

doubtful

lending.

Interest

receivable

on

such

lending

has

been

included

to

the

extent

to

which

either

cash

payments

have
been

received

or

interest

has

been

accrued

in

accordance

with

the

income

recognition

policy

of

the

Barclays

Group.
c

Other

interest

and

similar

income

principally

includes

interest

income

relating

to

hedging

activity.

Additional

information
Additional

financial

disclosure
335

Barclays

PLC

2020

Annual

Report

on

Form

20-F
Liabilities
2020
Average
balance
Interest
expense
Interest

incomeᵃ
Total

net
interest Rate
£m £m £m £m %
Deposits

at

amortised

cost
UK 272,031 586 (15) 571 0.2
Deposits

at

amortised

cost
Non-UK 70,382 444 (15) 429 0.6
Deposits

at

amortised

cost
Total 342,413 1,030 (30) 1,000 0.3
Cash

collateral
UK 52,869 96 (31) 65 0.1
Cash

collateral
Non-UK 13,921 38 - 38 0.3
Cash

collateral
Total 66,790 134 (31) 103 0.2
Debt

securities

in

issue
UK 67,529 1,006 - 1,006 1.5
Debt

securities

in

issue
Non-UK 23,543 354 (2) 352 1.5
Debt

securities

in

issue
Total 91,072 1,360 (2) 1,358 1.5
Subordinated

liabilities
UK 18,845 662 - 662 3.5
Subordinated

liabilities
Non-UK 220 8 - 8 3.6
Subordinated

liabilities
Total 19,065 670 - 670 3.5
Repurchase

agreements
UK 19,694 68 - 68 0.3
Repurchase

agreements
Non-UK 1,321 7 (5) 2 0.2
Repurchase

agreements
Total 21,015 75 (5) 70 0.3
Other

interest

and

similar

expense
b - 501 - 501 -
Total

interest

bearing

liabilities

not

at

fair

value

through

P&L
540,355 3,770 (68) 3,702 0.7
Interest

bearing

liabilities

at

fair

value

through

P&L
UK 240,792
Interest

bearing

liabilities

at

fair

value

through

P&L
Non-UK 51,890
Interest

bearing

liabilities

at

fair

value

through

P&L
Total 292,682
Total

interest

bearing

liabilities
833,037
Interest

free

customer

deposits
UK
115,234
Interest

free

customer

deposits
Non-UK 12,860
Interest

free

customer

deposits
Total 128,094
Other

non-interest

bearing

liabilities
381,243
Shareholders'

equity
69,210
Total 1,411,584
Percentage

of

total

average

interest

bearing

liabilities

in
offices

outside

the

UK
19%

Notes
a

For

the

purposes

of

the

average

balance

sheet,

negative

interest

earned

on

liabilities

(which

is

presented

within

interest

and

similar

income

in

the

statutory

accounts)

is
included

in

determining

the

total

net

interest

figure.

This

presentation

is

deemed

a

ppropriate

to

represent

the

return

associated

with

each

asset

class

in

the

table.
b

Other

interest

and

similar

expense

principally

includes

interest

expense

relating

to

hedging

activity.

Additional

information
Additional

financial

disclosure
336

Barclays

PLC

2020

Annual

Report

on

Form

20-F
Liabilities
2019
Average
balance
Interest

expense
Interest

incomeᵃ
Total

net

interest Rate
£m £m £m £m %
Deposits

at

amortised

cost
UK 244,387 1,306 - 1,306 0.5
Deposits

at

amortised

cost
Non-UK 67,556 1,143 (1) 1,142 1.7
Deposits

at

amortised

cost
Total 311,943 2,449 (1) 2,448 0.8
Cash

collateral
UK 50,638 214 (10) 204 0.4
Cash

collateral
Non-UK 8,332 82 - 82 1.0
Cash

collateral
Total 58,970 296 (10) 286 0.5
Debt

securities

in

issue
UK 61,053 1,134 - 1,134 1.9
Debt

securities

in

issue
Non-UK 25,730 772 (2) 770 3.0
Debt

securities

in

issue
Total 86,783 1,906 (2) 1,904 2.2
Subordinated

liabilities
UK 19,499 1,046 - 1,046 5.4
Subordinated

liabilities
Non-UK 374 22 - 22 5.9
Subordinated

liabilities
Total 19,873 1,068 - 1,068 5.4
Repurchase

agreements
UK 14,655 127 - 127 0.9
Repurchase

agreements
Non-UK 2,381 20 - 20 0.8
Repurchase

agreements
Total 17,036 147 - 147 0.9
Other

interest

and

similar

expense
b - 183 - 183 -
Total

interest

bearing

liabilities

not

at

fair

value

through

P&L
494,605 6,049 (13) 6,036 1.2
Interest

bearing

liabilities

at

fair

value

through

P&L
UK 232,242
Interest

bearing

liabilities

at

fair

value

through

P&L
Non-UK 62,304
Interest

bearing

liabilities

at

fair

value

through

P&L
Total 294,546
Total

interest

bearing

liabilities
789,151
Interest

free

customer

deposits
UK 94,733
Interest

free

customer

deposits
Non-UK 10,375
Interest

free

customer

deposits
Total 105,108
Other

non-interest

bearing

liabilities
307,952
Shareholders'

equity
61,883
Total 1,264,094
Percentage

of

total

average

interest

bearing

liabilities

in
offices

outside

the

UK
21%

Notes
a

Comparatives

for

negative

interest

income

on

liabilities

and

negative

interest

expense

on

assets

have

been

re

-presented.

Negative

interest

earned

on

liabilities

(which

is
presented

within

interest

and

similar

income

in

the

statutory

accounts)

is

included

i

n

determining

the

total

net

interest

figure.

This

presentation

is

deemed

appropriate

to
represent

the

return

associated

with

each

asset

class

in

the

table.
b

Other

interest

and

similar

expense

principally

includes

interest

expense

relating

to

hedging

acti

vity.

Additional

information
Additional

financial

disclosure
337

Barclays

PLC

2020

Annual

Report

on

Form

20-F
Liabilities
2018
Average
balance
Interest

expense
Interest

incomeᵃ
Total

net

interest Rate
£m £m £m £m %
Deposits

at

amortised

cost
UK 235,002 1,301 - 1,301 0.6
Deposits

at

amortised

cost
Non-UK 57,576 949 - 949 1.6
Deposits

at

amortised

cost
Total 292,578 2,250 - 2,250 0.8
Cash

collateral
UK 44,782 176 (7) 169 0.4
Cash

collateral
Non-UK 5,498 70 - 70 1.3
Cash

collateral
Total 50,280 246 (7) 239 0.5
Debt

securities

in

issue
UK 48,973 1,123 - 1,123 2.3
Debt

securities

in

issue
Non-UK 32,177 554 (28) 526 1.6
Debt

securities

in

issue
Total 81,150 1,677 (28) 1,649 2.0
Subordinated

liabilities
UK 21,369 1,208 - 1,208 5.7
Subordinated

liabilities
Non-UK 145 15 - 15 10.3
Subordinated

liabilities
Total
21,514 1,223 - 1,223 5.7
Repurchase

agreements
UK 13,660 157 - 157 1.1
Repurchase

agreements
Non-UK 6,302 35 - 35 0.6
Repurchase

agreements
Total 19,962 192 - 192 1.0
Other

interest

and

similar

expense
b - (109) - (109) -
Total

interest

bearing

liabilities

not

at

fair

value

through

P&L
465,484 5,479 (35) 5,444 1.2
Interest

bearing

liabilities

at

fair

value

through

P&L
UK 225,502
Interest

bearing

liabilities

at

fair

value

through

P&L
Non-UK 56,872
Interest

bearing

liabilities

at

fair

value

through

P&L
Total
282,374
Total

interest

bearing

liabilities
747,858
Interest

free

customer

deposits
UK 91,935
Interest

free

customer

deposits
Non-UK 9,496
Interest

free

customer

deposits
Total 101,431
Other

non-interest

bearing

liabilities
298,521
Shareholders'

equity
61,789
Total 1,209,599
Percentage

of

total

average

interest

bearing

liabilities

in
offices

outside

the

UK
21%

Notes
a

Comparatives

for

negative

interest

income

on

liabilities

and

negative

interest

expense

on

assets

have

been

re

-presented.

Negative

interest

earned

on

liabilities

(which

is
presented

within

interest

and

similar

income

in

the

statutory

accounts)

is

included

i

n

determining

the

total

net

interest

figure.

This

presentation

is

deemed

appropriate

to
represent

the

return

associated

with

each

asset

class

in

the

table.
b

Other

interest

and

similar

expense

principally

includes

interest

expense

relating

to

hedging

acti

vity.

Additional

information
Additional

financial

disclosure
338

Barclays

PLC

2020

Annual

Report

on

Form

20-F
Changes

in

total

interest

–

volume

and

rate

analysis
The

following

tables

allocate

changes

in

interest

between

changes

in

volume

and

changes

in

interest

rates

for

the

last

two

years.

Volume

and
rate

variances

have

been

calculated

on

the

movement

in

the

average

balances

and

the

change

in

the

interest

rates

on

average

interest

earning
assets

and

average

interest

bearing

liabilities.

Where

variances

have

arisen

from

changes

in

both

volumes

and

interest

rates,

these

have

been
allocated

proportionately

between

the

two.
Interest

income
2020/2019

Change

due

to
increase/(decrease)

in:
2019/2018

Change

due

to
increase/(decrease)

in:
Total
change Volume Rate
Total

change
Volume Rate
£m £m £m £m £m £m
Cash

and

balances

at

central

banks
UK (323)

47
(370)

188
(1)

189
Cash

and

balances

at

central

banks
Non-UK (532)

71
(603) (225) (29) (196)
Cash

and

balances

at

central

banks
Total (855)

118
(973) (37) (30) (7)
Loans

and

advances

at

amortised

cost
UK (1,488)

447
(1,935) (62)

286
(348)
Loans

and

advances

at

amortised

cost
Non-UK (783)

10
(793)

438

275

163
Loans

and

advances

at

amortised

cost
Total (2,271)

457
(2,728)

376

561
(185)
Cash

collateral
UK
(197)

32
(229)

68

43

25
Cash

collateral
Non-UK (13)

39
(52)

2

16
(14)
Cash

collateral
Total (210)

71
(281)

70

59

11
Reverse

repurchase

agreements
UK (41) (16) (25)

55

12

43
Reverse

repurchase

agreements
Non-UK (16)

5
(21)

1

9
(8)
Reverse

repurchase

agreements
Total (57) (11) (46)

56

21

35
Interest

earning

assets

at

fair

value

through

other
comprehensive

income
UK (236)

116
(352)

1

162
(161)
Interest

earning

assets

at

fair

value

through

other
comprehensive

income
Non-UK (20) (1) (19)

2

3
(1)
Interest

earning

assets

at

fair

value

through

other
comprehensive

income
Total (256)

115
(371)

3

165
(162)
Other

interest

income

19
-

19

439
-

439
Total

interest

receivable
(3,630)

750
(4,380)

907

776

131
Interest

expense
2020/2019

Change

due

to
increase/(decrease)

in:
2019/2018

Change

due

to
increase/(decrease)

in:
Total
change Volume Rate
Total

change
Volume Rate
£m £m £m £m £m £m
Deposits

at

amortised

cost
UK (735)

125
(860)

5

51
(46)
Deposits

at

amortised

cost
Non-UK (713)

46
(759)

193

168

25
Deposits

at

amortised

cost
Total (1,448)

171
(1,619)

198

219
(21)
Cash

collateral
UK (139)

9
(148)

35

23

12
Cash

collateral
Non-UK (44)

36
(80)

12

30
(18)
Cash

collateral
Total (183)

45
(228)

47

53
(6)
Debt

securities

in

issue
UK (128)

114
(242)

11

249
(238)
Debt

securities

in

issue
Non-UK (418) (61) (357)

244
(122)

366
Debt

securities

in

issue
Total (546)

53
(599)

255

127

128
Subordinated

liabilities
UK (385) (34) (351) (161) (103) (58)
Subordinated

liabilities
Non-UK (14) (7) (7)

7

15
(8)
Subordinated

liabilities
Total (399) (41) (358) (154) (88) (66)
Repurchase

agreements
UK (59)

35
(94) (30)

11
(41)
Repurchase

agreements
Non-UK (18) (6) (12) (15) (28)

13
Repurchase

agreements
Total (77)

29
(106) (45) (17) (28)
Other

interest

expense

319
-

319

291
-

291
Total

interest

payable
(2,334)

257
(2,591)

294

298

Additional

information
Additional

financial

disclosure
339

Barclays

PLC

2020

Annual

Report

on

Form

20-F
Credit

risk

additional

disclosure
This

section

of

the

report

contains

supplementary

information

that

is

more

detailed

or

contains

longer

histories

than

the

data

presented

in

the
Risk

review

section.

Risk

elements

in

loans

and

advances

at

amortised

cost
There

are

three

main

higher

credit

risk

elements

identified

in

loans

and

advances

at

amortised

cost:
Loans

assessed

as

Stage

3

credit

impaired
Stage

3

credit

impaired

loans

are

loans

in

default

assessed

for

lifetime

expected

credit

losses.

Further

details

on

the

approach

to

expected
credit

loss

provisioning

under

IFRS

9,

including

the

classification

into

stages

of

gross

exposures

and

approach

to

the

measurement

of

lifetime
expected

credit

losses,

can

be

found

in

Note

1.

Loans

greater

than

90

days

past

due

not

considered

Stage

3

credit

impaired
Under

a

US

reporting

framework,

all

accruing

loans

greater

than

90

days

past

due

are

considered

to

be

at

higher

risk

of

loss.

The

Group
classifies

all

loans

and

advances

past

due

90

days

except

mortgages

as

Stage

3

credit

impaired

loans

and

therefore

these

are

already
considered

a

higher

credit

risk.

However,

in

addition

to

Stage

3

gross

loans

and

advances

past

due

greater

than

90

days

as

at

31

December
2020,

there

are

a

further

£167m

of

Stage

2

mortgage

loans

between

90

to

180

days

past

due.
Restructured

loans

not

included

above
Restructured

loans

comprises

loans

not

included

above

where,

for

economic

or

legal

reasons

related

to

the

debtor’s

financial

difficulties,

a
concession

has

been

granted

to

the

debtor

that

would

not

otherwise

be

considered.

For

information

on

restructured

loans

refer

to

disclosures

on
forbearance

in

the

credit

risk

section.

These

risk

elements

in

loans

and

advances

may

be

analysed

between

the

United

Kingdom

and

Rest

of

the

World

as

follows:
Risk

elements

in

loans

and

advances

at

amortised

cost
2020 2019 2018 2017 a 2016 a
As

at

31

December
£m £m £m £m £m
Gross

stage

3

credit

impaired

loans

(2017

–

2016:
Individually

impaired

loans)
United

Kingdom
4,828
4,552 5,150 2,648 2,688
Rest

of

the

world
4,169 3,371 3,353 1,756 1,926
Total 8,997 7,923 8,503 4,404 4,614
Accruing

gross

loans

which

are

not

stage

3

credit

impaired
loans

and

are

contractually

overdue

90

days

or

more

as

to
principal

or

interest

(2017

–

2016:

Accruing

gross

loans
which

are

not

individually

impaired

loans

and

are
contractually

overdue

90

days

or

more

as

to

principal

or
interest)
United

Kingdom
167 139 167 752 810
Rest

of

the

world
-

-

-

516 664
Total 167 139 167 1,268 1,474
Other

gross

restructured

loans

(2017

–

2016:

Impaired

and
restructured

loans)
b
United

Kingdom
-

-

-

-

-

Rest

of

the

world
-

-

-

-

-

Total
-

-

-

-

-

Total

risk

elements

in

loans

and

advances

at

amortised
cost
United

Kingdom
4,995
4,691 5,317 3,400 3,498
Rest

of

the

world
4,169 3,371 3,353 2,272 2,590
Total 9,164 8,062 8,670 5,672 6,088

Note
a

The

comparatives

for

2017

and

2016

have

been

presented

on

an

IAS

39

basis.
b

Prior

year

comparatives

have

been

restated

to

ensure

a

consistent

basis

of

reporting

with

2020.
Interest

forgone

on

risk

elements

in

loans

and

advances

at

amortised

cost
2020 2019 a 2018 a
£m £m £m
Interest

income

that

would

have

been

recognised

under

the

original

contractual

terms
United

Kingdom
117 108 141
Rest

of

the

World
69 83 77
Total 186 191 218

Note
a

Prior

year

comparatives

have

been

restated

to

ensure

a

consistent

basis

of

reporting

with

2020.

Additional

information
Additional

financial

disclosure
340

Barclays

PLC

2020

Annual

Report

on

Form

20-F
Potential

problem

loans
Potential

problem

loans

are

those

loans

for

which

serious

doubt

exists

as

to

the

ability

of

the

borrower

to

continue

to

comply

with

repayment
terms

in

the

near

future.
The

loans

and

advances

at

amortised

cost

by

product

disclosure

in

the

credit

risk

section

includes

gross

exposure

and

associated

impairment
allowance

for

assets

classified

as

Stage

2,

but

not

past

due

i.e.

assets

satisfying

the

criteria

for

a

Significant

Increase

in

Credit

Risk,

but

which
are

still

complying

with

repayment

terms.

Forbearance

measures

consist

of

concessions

towards

a

debtor

that

is

experiencing

or

is

about

to

experience

difficulties

in

meeting

their
financial

commitments.

Both

performing

and

non-performing

forbearance

assets

are

classified

as

Stage

3

except

where

it

is

established

that

the
concession

granted

has

not

resulted

in

diminished

financial

obligation

and

that

no

other

regulatory

definition

of

default

criteria

has

been
triggered,

in

which

case

the

asset

is

classified

as

Stage

2.

The

minimum

probationary

period

for

non-performing

forbearance

is

12

months

and
for

performing

forbearance,

24

months.

Hence,

a

minimum

of

36

months

is

required

for

non-performing

forbearance

to

move

out

of

a

forborne
state.

Further

details

can

be

found

in

the

credit

risk

section.
In

order

to

assess

asset

credit

quality,

12-month

PDs

are

used

to

map

assets

into

strong,

satisfactory,

higher

risk

or

credit

impaired.

A

credit

risk
profile

by

internal

PD

grade

for

gross

loans

and

advances

at

amortised

cost

and

allowance

for

ECL

is

shown

in

the

credit

risk

section,

analysing
each

of

these

categories

by

stage.
Wholesale

accounts

that

are

deemed

to

contain

heightened

levels

of

risk

are

recorded

on

graded

watchlists

comprising

four

categories,

graded
in

line

with

the

perceived

severity

of

the

risk

attached

to

the

lending,

and

its

probability

of

default.

Where

a

counterparty’s

financial

health

gives
grounds

for

concern,

it

is

immediately

placed

into

the

appropriate

category.

Once

an

account

has

been

placed

on

a

watchlist,

the

exposure

is
monitored

and,

where

appropriate,

exposure

reductions

are

effected.

Further

information

on

monitoring

weaknesses

in

portfolios

can

be

found

in
the

Barclays

PLC

Pillar

3

Report

2020

(unaudited).

Additional

information
Additional

financial

disclosure
341

Barclays

PLC

2020

Annual

Report

on

Form

20-F
Impairment
The

comparatives

for

2017

and

2016

are

presented

on

an

IAS

39

basis.
Movements

in

allowance

for

impairment

by

geography
2020 2019 2018 2017 2016
£m £m £m £m £m
Allowance

for

impairment

as

at

1

January
6,308
6,770 7,102 4,620 4,921
Exchange

and

other

adjustments
(381)
(834) (226) (293) (816)
Amounts

written

off:
United

Kingdom
(715)
(732) (949) (1,111) (1,272)
Europe
(202)
(98) (62) (157) (218)
Americas
(1,043)
(1,037) (862) (1,038) (664)
Africa

and

Middle

East
(3) (9) - (9) (20)
Asia
(1)
(7) (18) (14) (19)
New

and

increased/(released)

impairment

allowance:
United

Kingdom
1,787
1,087 842 1,345 1,371
Europe
425
116 84 110 260
Americas
1,931
1,072 809 1,192 1,025
Africa

and

Middle

East
192
(30) 32 23 44
Asia
37
10 18 (16) 8
Allowance

for

impairment

as

at

31

December
8,335 6,308 6,770 4,652 4,620
Average

loans

and

advances

at

amortised

cost

for

the

year
358,391 343,583 329,415 296,068 304,805
Analysis

of

impairment

charges
2020 2019 2018 2017 2016
As

at

31

December
£m
£m £m £m £m
Impairment

charges:
United

Kingdom
1,527 786 742 1,138 1,130
Europe 472 127 48 92 242
Americas 1,686 927 758 1,084 921
Africa

and

Middle

East
189 (14) 17 22 43
Asia 35 8 25 (16) 7
Loans

and

advances

at

amortised

cost
3,909
1,833 1,590 2,320 2,343
Provision

for

undrawn

contractually

committed

facilities

and

guarantees
provided
776
71 (125) 13 9
Loans

impairment
4,685 1,904 1,465 2,333 2,352
Cash

collateral

and

settlement

balances
2 1 (1) - -
Financial

investments
- - - 3 21
Other

financial

assets

measured

at

amortised

cost

149 6 - - -
Financial

assets

at

fair

value

through

other

comprehensive

income
2 1 4 - -
Impairment

charges
4,838
1,912 1,468 2,336 2,373

Additional

information
Additional

financial

disclosure
342

Barclays

PLC

2020

Annual

Report

on

Form

20-F
The

industry

classifications

in

the

tables

below

have

been

prepared

at

the

level

of

the

borrowing

entity.

This

means

that

a

loan

to

a

subsidiary

of
a

major

corporation

is

classified

by

the

industry

in

which

the

subsidiary

operates,

even

though

the

Parent’s

predominant

business

may

be

in

a
different

industry.
Total

impairment

charges

on

loans

and

advances

at

amortised

cost

by

industry
2020
2019 2018 2017 2016
As

at

31

December
£m
£m £m £m £m
United

Kingdom:
Financial

institutions
(37) (3) 71 (42) (1)
Manufacturing 26 (6) (2) (11) 39
Construction 32 1 - 10 7
Property 154 16 (13) (10) (13)
Energy

and

water
12 6 - 35 12
Wholesale

and

retail

distribution

and

leisure
67 42 (38) 51 38
Business

and

other

services
175 24 (97) 220 56
Home

loans
21 6 1 31 (4)
Cards,

unsecured

and

other

personal

lending
1,008 685 877 856 975
Other 69 15 (57) (2) 20
Total

United

Kingdom
1,527
786 742 1,138 1,129
Overseas
2,382
1,048 848 1,182 1,214
Total

impairment

charges
3,909 1,833 1,590 2,320 2,343
Allowance

for

impairment

by

industry
2020
a
2019 2018 2017 2016
As

at

31

December
£m % £m % £m % £m % £m %
United

Kingdom:
Financial

institutions
80 1.0 65 1.0 68 1.0 11 0.2 5 0.1
Manufacturing 49 0.6 42 0.7 38 0.6 34 0.7 60 1.3
Construction 64 0.8 43 0.7 41 0.6 37 0.8 35 0.8
Property 222 2.7 81 1.3 94 1.4 48 1.0 89 1.9
Government

and

central

bank
1 - 1 - 11 0.2 1 - - -
Energy

and

water
58 0.7 21 0.3 6 0.1 108 2.3 114 2.5
Wholesale

and

retail

distribution

and

leisure
355 4.3 159 2.5 140 2.1 186 4.0 143 3.1
Business

and

other

services
247 3.0 205 3.2 196 2.9 482 10.4 252 5.5
Home

loans
110 1.3 93 1.5 98 1.4 137 2.9 144 3.1
Cards,

unsecured

and

other

personal

lending
2,761 33.1 2,440 38.7 2,766 40.9 1,671 35.9 1,653 35.8
Other 152 1.8 95 1.5 102 1.5 42 0.9 49 1.1
Total

United

Kingdom
4,099 49.2 3,246 51.5 3,560 52.6 2,757 59.3 2,544 55.1
Overseas
4,236 50.8
3,062 48.5 3,210 47.4 1,895 40.7 2,076 44.9
Total 8,335 100.0 6,308 100.0 6,770 100.0 4,652 100.0 4,620 100.0

Note
a

Other

financial

assets

subject

to

impairment

not

included

in

the

table

above

include

£165m

impairment

allowance

relating

to

cash

collateral

and

settlement

balances,

financial
assets

at

fair

value

through

other

comprehensive

income

and

other

assets.

Additional

information
Additional

financial

disclosure
343

Barclays

PLC

2020

Annual

Report

on

Form

20-F
Amounts

written

off

and

recovered

by

industry
Amounts

written

off
Recoveries

of

amounts

previously

written

off
2020 2019 2018 2017 2016 2020 a 2019 2018 2017 2016
As

at

31

December
£m £m £m £m £m £m £m £m £m £m
United

Kingdom:
Financial

institutions
26 6 8 2 2 18 5 2 47 1
Manufacturing 3 2 12 2 15 14 4 3 3 3
Construction 8 9 7 10 5 3 1 1 3 1
Property 21 42 46 22 18 5 13 6 1 11
Energy

and

water
3 - 4 32 - 12 - - - 2
Wholesale

and

retail

distribution

and

leisure
23 13 48 23 25 35 20 15 8 5
Business

and

other

services
37 49 227 105 52 40 6 9 9 10
Home

loans
5 10 10 13 11 1 1 3 - -
Cards,

unsecured

and

other

personal

lending
578 593 552 897 1,134 25 41 93 132 206
Other 11 8 35 5 10 31 5 7 4 2
Total

United

Kingdom
715 732 949 1,111 1,272 184 96 139 207 241
Overseas 1,249 1,151 942 1,218 921 215 28 56 127 125
Total 1,964
1,883 1,891 2,329 2,193
399
124 195 334 366

Note
a

Recoveries

include

£364m

for

reimbursements

expected

to

be

received

under

the

arrangement

where

the

Group

has

entered

into

financial

guarantee

contracts

which

provide
credit

protection

over

certain

loans

assets

with

third

parties.

Cash

recoveries

of

previously

written

off

amounts

to

£35m.
Impairment

ratios
2020 2019 2018 2017 2016
% % % % %
Impairment

charges

as

a

percentage

of

average

loans

and

advances

at

amortised

cost
1.31 0.56 0.45 0.79 0.78
Amounts

written

off

(net

of

recoveries)

as

a

percentage

of

average

loans

and

advances

at
amortised

cost
0.44 0.51 0.51 0.67 0.60
Allowance

for

impairment

balance

as

a

percentage

of

loans

and

advances

at

amortised

cost

as
at

31

December
2.37 1.83 2.03 1.42 1.32

Additional

information
Additional

financial

disclosure
344

Barclays

PLC

2020

Annual

Report

on

Form

20-F
Maturity

analysis

of

gross

loans

and

advances

at

amortised

cost
Maturity

analysis

of

gross

loans

and

advances

at

amortised

cost
On

demand
Not

more
than

three
months
Over

three
months

but
not

more
than

six
months

Over

six
months

but
not

more
than

one
year
Over

one
year

but
not

more
than

three
years
Over

three
years

but
not

more
than

five
years
Over

five
years

but
not

more
than

ten
years
Over

ten
years Total
As

at

31

December

2020
£m £m £m £m £m £m £m £m £m
United

Kingdom
Corporate

lending
2,173 3,845 1,642 3,283 15,150 9,666 18,090 20,557 74,406
Other

lending

to

customers

in

the

United
Kingdom 4,225 975 2,569 1,959 10,830 11,422 21,998 137,948 191,926
Total

United

Kingdom

6,398 4,820 4,211 5,242 25,980 21,088 40,088 158,505 266,332
Europe 3,456 2,854 947 1,693 8,134 3,231 2,482 3,176 25,973
Americas 3,935 2,725 1,867 2,813 13,064 7,859 6,017 5,724 44,004
Africa

and

Middle

East
879 803 232 423 427 443 452 203 3,862
Asia 1,218 1,271 1,378 386 1,435 4,749 117 242 10,796
Total

gross

loans

and

advances

at
amortised

cost
15,886 12,473 8,635 10,557 49,040 37,370 49,156 167,850 350,967
As

at

31

December

2019
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
16,073 11,030 13,298 15,010 45,337 38,238 41,715 164,722 345,423

Additional

information
Additional

financial

disclosure
345

Barclays

PLC

2020

Annual

Report

on

Form

20-F
Industrial

and

geographical

concentrations

of

Gross

loans

and

advances

at

amortised

cost
Gross

loans

and

advances

at

amortised

cost

by

industry
2020 2019 2018 2017 a 2016 a
As

at

31

December
£m £m £m £m £m
Financial

institutions
30,384 29,366 28,237 35,654 49,648
Manufacturing 8,287 8,392 8,849 9,193 12,198
Construction 4,236 2,877 2,802 3,284 3,525
Property 22,194 21,673 20,933 20,364 20,831
Government

and

central

bank
28,449 23,851 12,776 9,090 9,312
Energy

and

water
4,943 5,442 5,582 5,644 7,154
Wholesale

and

retail

distribution

and

leisure
12,992 10,224 11,809 12,605 13,070
Business

and

other

services
20,107 17,420 19,989 20,381 21,390
Home

loans
160,185 154,911 150,735 147,460 145,184
Cards,

unsecured

loans

and

other

personal

lending
46,929 60,045 60,561 57,245 59,851
Other 12,261 11,222 10,903 7,780 8,357
Gross

loans

and

advances

at

amortised

cost
350,967 345,423 333,176 328,700 350,520
Gross

loans

and

advances

at

amortised

cost

in

the

UK
2020
2019 2018 2017
a
2016
a
As

at

31

December
£m
£m £m £m £m
Financial

institutions
7,878 7,268 6,200 6,233 8,200
Manufacturing 5,741 4,904 4,440 6,198 6,816
Construction 4,071 2,623 2,593 3,025 3,254
Property 19,637 18,876 18,036 18,168 18,145
Government

and

central

bank
19,140 19,902 7,867 7,906 7,226
Energy

and

water
2,454 2,777 2,668 2,501 2,229
Wholesale

and

retail

distribution

and

leisure
11,205 8,547 9,970 10,617 10,586
Business

and

other

services
14,325 12,460 15,092 16,385 16,425
Home

loans
149,964 144,734 138,323 134,820 131,945
Cards,

unsecured

loans

and

other

personal

lending
23,035 30,808 31,139 30,786 31,260
Other 8,882 7,806 7,348 6,220 6,464
Gross

loans

and

advances

at

amortised

cost

in

the

UK
266,332
260,705 243,676 242,859 242,550
Gross

loans

and

advances

at

amortised

cost

in

Europe
2020 2019 2018 2017 a 2016 a
As

at

31

December
£m £m £m £m £m
Financial

institutions
5,986
5,958 5,950 6,143 5,541
Manufacturing
906
1,072 1,335 1,347 2,522
Construction
127
133 85 80 30
Property 515 510 716 734 1,047
Government

and

central

bank
2,513
1,849 1,778 323 702
Energy

and

water
831
827 676 621 1,217
Wholesale

and

retail

distribution

and

leisure
616
752 735 808 907
Business

and

other

services
898 907 991 1,023 1,014
Home

loans
8,139
8,387 10,563 11,578 12,189
Cards,

unsecured

loans

and

other

personal

lending
4,930
5,108 5,076 4,483 4,283
Other
512
883 839 632 385
Gross

loans

and

advances

at

amortised

cost

in

Europe
25,973 26,386 28,744 27,772 29,837

Additional

information
Additional

financial

disclosure
346

Barclays

PLC

2020

Annual

Report

on

Form

20-F
Gross

loans

and

advances

at

amortised

cost

in

the

Americas
2020 2019 2018 2017 a 2016 a
As

at

31

December
£m £m £m £m £m
Financial

institutions
12,614 12,374 12,458 18,559 30,348
Manufacturing 1,096 1,782 2,426 1,262 2,348
Construction 5 77 71 147 204
Property 1,824 2,161 2,097 1,272 1,463
Government

and

central

bank
395 471 2,869 - 162
Energy

and

water
1,397 1,437 1,667 1,986 2,709
Wholesale

and

retail

distribution

and

leisure
774 635 613 660 949
Business

and

other

services
4,384 3,623 2,973 2,629 3,322
Home

loans
771 646 715 567 595
Cards,

unsecured

loans

and

other

personal

lending
18,236 23,445 23,756 21,486 23,700
Other 2,508 2,099 2,187 523 828
Gross

loans

and

advances

at

amortised

cost

in

the
Americas 44,004 48,750 51,832 49,091 66,628
Gross

loans

and

advances

at

amortised

cost

in

Africa

and

Middle

East
2020
2019 2018 2017
a
2016
a
As

at

31

December
£m
£m £m £m £m
Financial

institutions
1,422 948 1,319 1,066 1,065
Manufacturing 138 160 51 13 60
Construction - - - - 2
Property 72 55 55 112 80
Government

and

central

bank
297 269 262 860 1,031
Energy

and

water
59 116 200 252 494
Wholesale

and

retail

distribution

and

leisure
100 67 123 219 328
Business

and

other

services
326 363 221 64 237
Home

loans
843 728 698 378 357
Cards,

unsecured

loans

and

other

personal

lending
562 534 494 406 494
Other 43 31 96 97 200
Gross

loans

and

advances

at

amortised

cost

in

Africa

and
Middle

East
3,862 3,271 3,519 3,467 4,348
Gross

loans

and

advances

at

amortised

cost

in

Asia
2020 2019 2018 2017
a
2016
a
As

at

31

December
£m £m £m £m £m
Financial

institutions
2,484 2,818 2,310 3,653 4,494
Manufacturing 406 474 597 373 452
Construction 33 44 53 32 35
Property 146 71 29 78 96
Government

and

central

bank
6,104 1,360 - 1 191
Energy

and

water
202 285 371 284 505
Wholesale

and

retail

distribution

and

leisure
297 223 368 301 300
Business

and

other

services
174 67 712 280 392
Home

loans
468 416 436 117 98
Cards,

unsecured

loans

and

other

personal

lending
166 150 96 84 114
Other 316 403 433 308 480
Gross

loans

and

advances

at

amortised

cost

in

Asia
10,796 6,311 5,405 5,511 7,157

Note
a

The

comparatives

for

2017

and

2016

have

been

presented

on

an

IAS

39

basis.
Interest

rate

sensitivity

of

gross

loans

and

advances

at

amortised

cost
2020 2019
Fixed

rate
Variable

rate
Total
Fixed

rate
Variable

rate
Total
As

at

31

December
£m £m £m £m £m £m
Gross

loans

and

advances

at

amortised

cost
171,982 178,985 350,967
158,819 186,604 345,423

Additional

information
Additional

financial

disclosure
347

Barclays

PLC

2020

Annual

Report

on

Form

20-F
Foreign

outstandings

for

countries

where

this

exceeds

0.75%

of

total

Group

assets
a
As

%

of

assets
Total
Banks

and

other
financial
institutions
Government

and
official
institutions
Commercial
industrial

and
other

private
sectors
Financial
guarantees
% £m £m £m £m £m
As

at

31

December

2020
United

States
9.5 128,531 86,065 22,665 18,710 1,091
France 1.2 16,085 12,691 2,429 937 28
As

at

31

December

2019
United

States
9.4 107,178 64,929 20,668 20,798 783
Germany 1.3 15,216 10,787 2,886 1,447 96
France 1.0 11,269 9,979 - 1,231 59
Netherlands 0.9 10,246 7,224 738 2,084 200
As

at

31

December

2018
United

States
8.7 98,695 61,457 17,324 18,713 1,201
Germany 2.1 24,269 5,062 17,240 1,851 116
France 1.8 20,017 12,269 3,636 4,077 35

Notes
a

Foreign

outstanding

includes

cross

border

exposure

in

non-local

currency

of

the

Barclays

branches

and

subsidiaries,

and

in

country

foreign

currency

exp

osure.
b

Figures

are

net

of

short

securities.
Off-balance

sheet

and

other

credit

exposures
2020
2019 2018
As

at

31

December
£m
£m £m
Off-balance

sheet

exposures
Contingent

liabilities
21,609 24,527 20,303
Commitments 333,049 334,455 324,223
On-balance

sheet

exposures
Trading

portfolio

assets
127,950 114,195 104,187
Financial

assets

at

fair

value

through

the

income

statement
175,151 133,086 149,648
Derivative

financial

instruments
302,446 229,236 222,538
Financial

assets

at

fair

value

through

other

comprehensive

income
78,688 65,750 52,816
Notional

principal

amounts

of

credit

derivatives
2020
2019 2018
As

at

31

December
£m
£m £m
Credit

derivatives

held

or

issued

for

trading

purposes
a 847,845 825,516 759,075

Note
a

Includes

credit

derivatives

held

as

economic

hedges

which

are

not

designated

as

hedges

for

accounting

purposes.
Related

party

transactions

additional

disclosure
For

US

disclosure

purposes,

the

aggregate

emoluments

of

all

Directors

and

Officers

of

Barclays

PLC

who

held

office

during

the

year

(2020:

28
persons,

2019:

31

persons,

2018:

24

persons)

for

the

year

ended

31

December

2020

amounted

to

£70.2m

(2019:

£68.0m,

2018:

£64.3m).

In
addition,

the

aggregate

amount

set

aside

for

the

year

ended

31

December

2020,

to

provide

pension

benefits

for

the

Directors

and

Officers
amounted

to

£nil

(2019:

£0.1m,

2018:

£nil).

Glossary

of

terms
348

Barclays

PLC

2020

Annual

Report

on

Form

20-F
‘Advanced-Internal

Ratings

Based

(A-IRB)’

See

‘Internal

Ratings

Based

(IRB)’.

‘Acceptances

and

endorsements’

An

acceptance

is

an

undertaking

by

a

bank

to

pay

a

bill

of

exchange

drawn

on

a

customer.

Reimbursement

of
an

acceptance

by

the

customer

is

normally

immediate.

Endorsements

are

residual

liabilities

of

the

Barclays

Group

in

respect

of

bills

of
exchange

which

have

been

paid

and

subsequently

rediscounted.

‘Additional

Tier

1

(AT

1)

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

(e.g.

Barclays)
trading

in

US

financial

markets.
‘Americas’

Geographic

segment

comprising

the

US,

Canada

and

countries

where

Barclays

operates

within

Latin

America.
‘Annual

Earnings

at

Risk

(AEaR)’
A

measure

of

the

potential

change

in

Net

Interest

Income

(NII)

due

to

an

interest

rate

movement

over

a

one-
year

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

a

Collateralised

Debt

Obligation

(CDO),

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
‘Bank

of

England

(BoE)’
The

central

bank

of

the

United

Kingdom

with

devolved

responsibility

for

managing

monetary

policy

and

to

oversee
regulation

of

the

UK’s

financial

sector.

Through

the

Prudential

Regulation

Committee,

the

BoE

exercises

control

over

the

PRA.
‘Barclays

Africa’

or

‘Absa’

or

‘Absa

Group

Limited’
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

Value

ratio

is

calculated

using

the

following

formula:

LTV

=

((loan

1

balance

x

Marked

to

market

(MTM)

LTV%

for
loan

1)

+

(loan

2

balance

x

Marked

to

market

(MTM)

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

Glossary

of

terms
349

Barclays

PLC

2020

Annual

Report

on

Form

20-F
‘Barclays

Operating

businesses’
The

core

Barclays

businesses

operated

by

Barclays

UK

(which

include

the

UK

Personal

Banking;

UK

Business
Banking

and

the

Barclaycard

Consumer

UK

businesses)

and

Barclays

International

(the

large

UK

Corporate

business;

the

International
Corporate

and

Private

Bank

businesses;

the

Investment

Bank;

the

Barclaycard

International

business;

and

Payments).
‘Barclays

Execution

Services’

or

‘BX’

or

‘Group

Service

Company’
Barclays

Execution

Services

Limited,

the

Group

services

company

set

up

to
provide

services

to

Barclays

UK

and

Barclays

International

to

deliver

operational

continuity.

‘Barclays

International’
The

segment

of

Barclays

held

by

Barclays

Bank

PLC.

The

division

includes

the

large

UK

Corporate

business;

the
International

Corporate

and

Private

Bank

businesses;

the

Investment

Bank;

the

Barclaycard

International

business;

and

Payments.
‘Barclays

UK’
The

segment

of

Barclays

held

by

Barclays

Bank

UK

PLC.

The

division

includes

the

UK

Personal

Banking;

UK

Business

Banking
and

the

Barclaycard

Consumer

UK

businesses.

Following

a

transfer

from

Barclays

International

in

Q2

2020,

this

also

includes

Barclays

Partner
Finance

(BPF).
‘Basel

3’

The

third

of

the

Basel

Accords,

setting

minimum

requirements

and

standards

that

apply

to

internationally

active

banks.

Basel

3

is

a

set
of

measures

developed

by

the

Basel

Committee

on

Banking

Supervision

aiming

to

strengthen

the

regulation,

supervision

and

risk

management
of

banks.
‘Basel

Committee

on

Banking

Supervision

(BCBS)’

or

‘The

Basel

Committee’

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

or

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

section

of

the

Barclays

PLC

Annual

Report,

changes

in

RWAs

caused

by

factors

such

as
underlying

customer

behaviour

or

demographics

leading

to

changes

in

risk

profile.
‘Book

size’
In

the

context

of

the

Capital

Risk

section

of

the

Barclays

PLC

Annual

Report
,

changes

in

RWAs

driven

by

business

activity,

including
net

originations

or

repayments.
‘Bounce

Back

Loan

Scheme

(BBLS)’
A

UK

Government

(British

Business

Bank)

backed

loan

scheme

which

allows

small

and

medium-sized
businesses

to

borrow

between

£2,000

and

£50,000.

The

UK

Government

guarantees

100%

of

the

loan

and

pays

the

first

12

months

of

interest
on

behalf

of

the

borrowers,

subject

to

terms

and

conditions.
‘Business

Banking’

Business

Banking

in

Barclays

UK
offers

specialist

advice,

products

and

services

to

small

and

medium

enterprises

in

the

UK.
‘Business

Lending’
Business

Lending

in

Barclays

UK

primarily

relates

to

small

and

medium

enterprises

typically

with

a

turnover

up

to

£16m.

‘Business

scenario

stresses’

Multi

asset

scenario

analysis

of

extreme,

but

plausible

events

that

may

impact

the

market

risk

exposures

of

the
Investment

Bank.
‘Buy

to

let

mortgage’
A

mortgage

where

the

intention

of

the

customer

is

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

entered

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

capital

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

Glossary

of

terms
350

Barclays

PLC

2020

Annual

Report

on

Form

20-F
‘Central

Counterparty’

or

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

the

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

A

security

issued

by

a

third

party

which

references

Asset

Backed

Securities

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

in

the

security.
‘Combined

Buffer

Requirement

(CBR)’
In

the

context

of

the

CRD

capital

obligations,

the

total

Common

Equity

Tier

1

capital

required

to

meet

the
combined

requirements

of

the

Capital

Conservation

Buffer,

the

GSII

Buffer

or

the

OSII

buffer

as

applicable,

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
‘Commissions

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

related

products,

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

Capital

Charge

(CRCC)’
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
Barclays

US

Consumer

Bank,

Payments

(including

merchant

acquiring

and

commercial

payments),
Barclaycard

Germany

and

the

Private

Bank.

‘Contingent

Capital

Notes

(CCNs)’

Interest

bearing

debt

securities

issued

by

the

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

See

‘Contingent
Capital

Notes

(CCNs)’.
‘Coronavirus

Business

Interruption

Loan

Scheme

(CBILS)’
A

loan

scheme

by

the

British

Business

Bank

(BBB)

to

support

UK

based

small

and
medium-sized

businesses

(turnover

of

up

to

£45

million)

adversely

impacted

by

COVID-19.

The

CBILS

scheme

provides

loans

up

to

£5

million
which

are

backed

by

an

80%

UK

Government

(BBB)

guarantee.

The

UK

Government

will

pay

interest

and

fees

for

the

first

12

months

on

behalf
of

the

borrowers,

subject

to

terms

and

conditions.

Glossary

of

terms
351

Barclays

PLC

2020

Annual

Report

on

Form

20-F
Coronavirus

Large

Business

Interruption

Loan

Scheme

(CLBILS)’
A

loan

scheme

by

the

British

Business

Bank

(BBB)

to

support

UK

based
medium-sized

businesses

(turnover

above

£45

million,

but

with

no

access

to

CCFF)

adversely

impacted

by

COVID-19,

The

CBILS

scheme
provides

loans

of

up

to

£200

million

which

are

backed

by

an

80%

UK

Government

(BBB)

guarantee.

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
‘Cost:

income

ratio’

Total

operating

expenses

divided

by

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

risk

(CCR)’

The

risk

that

a

counterparty

to

a

transaction

could

default

before

the

final

settlement

of

a

transaction’s

cash
flows.

In

the

context

of

RWAs,

a

component

of

RWAs

that

represents

the

risk

of

loss

from

derivatives,

repurchase

agreements

and

similar
transactions

as

a

result

of

the

default

of

the

counterparty.
‘Coverage

ratio’

This

represents

the

percentage

of

impairment

allowance

reserve

against

the

gross

exposure.
‘Covered

bonds’

Debt

securities

backed

by

a

portfolio

of

mortgages

that

are

segregated

from

the

issuer’s

other

assets

solely

for

the

benefit

of
the

holders

of

the

covered

bonds.

‘Covid

Corporate

Finance

Facility

(CCFF)’

Bank

of

England

(BOE)

scheme

to

support

liquidity

among

larger

investment

grade

firms

which

make
a

material

UK

contribution,

helping

to

bridge

coronavirus

disruption

to

their

cash

flows.

The

Bank

of

England

provides

liquidity

by

purchasing
short-term

debt

in

the

form

of

commercial

paper

from

corporates.

Barclays

acts

as

dealer.
‘CRD

IV’
The

Fourth

Capital

Requirements

Directive,

comprising

an

EU

Directive

and

an

accompanying

Regulation

(CRR)

that

together
prescribe

EU

capital

adequacy

and

liquidity

requirements,

and

which

implements

Basel

3

in

the

European

Union.
‘CRD

V’
The

Fifth

Capital

Requirements

Directive,

comprising

an

EU

amending

Directive

and

an

accompanying

amending

Regulation

(CRR

II)
that

together

prescribe

EU

capital

adequacy

and

liquidity

requirements,

and

which

implements

enhanced

Basel

3

proposals

in

the

European
Union.
‘Credit

conversion

factor

(CCF)’
A

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

advances,

and

available

for

sale

and

other

assets.
‘Credit

quality

step’

In

the

context

of

the

Standardised

Approach

to

calculating

credit

risk

RWAs

,

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

types:

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

Calculated

in

accordance

with

Article

429

of

the

CRR.
‘CRR

leverage

ratio’
Calculated

using

the

CRR

definition

of

“Tier

1

capital”

for

the

numerator

and

the

CRR

definition

of

“leverage

exposure”

as
the

denominator.
‘Customer

assets’

Represents

loans

and

advances

to

customers.

Average

balances

are

calculated

as

the

sum

of

all

daily

balances

for

the

year
to

date

divided

by

number

of

days

in

the

year

to

date.

Glossary

of

terms
352

Barclays

PLC

2020

Annual

Report

on

Form

20-F
‘Customer

deposits’

In

the

context

of

the

Liquidity

Risk

section,

money

deposited

by

all

individuals

and

companies

that

are

not

credit

institutions.
Such

funds

are

recorded

as

liabilities

in

the

Barclays

Group’s

balance

sheet

under

“deposits

at

amortised

cost”.

‘Customer

liabilities’

See

‘Customer

deposits’.

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

de-
recognition

from

the

balance

sheet.

‘Debt

securities

in

issue’

Transferable

securities

evidencing

indebtedness

of

the

Barclays

Group.

These

are

liabilities

of

the

Barclays

Group

and
include

certificates

of

deposit

and

commercial

paper.

‘Default

grades’

The

Barclays

Group

classifies

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

a

defaulting

member.

‘Derivatives

netting’

Adjustments

applied

across

asset

and

liability

mark-to-market

derivative

positions

pursuant

to

legally

enforceable

bilateral
netting

agreements

and

eligible

cash

collateral

received

in

derivative

transactions

that

meet

the

requirements

of

BCBS

270

(Basel

III

leverage
ratio

framework

and

disclosure

requirements).
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

The

Barclays

Group’s

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

the

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

Glossary

of

terms
353

Barclays

PLC

2020

Annual

Report

on

Form

20-F
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

a

bank,

or

consequences

thereof,

that

may

put

a

certain

amount

of

a

bank’s
resources

at

risk.
‘Exposure

at

Default

(EAD)’

The

estimation

of

the

extent

to

which

the

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

CRR.
‘External

ratings

based

approach

/

internal

assessment

approach

(Sec

ERBA

/

IAA)’

Under

the

SEC-ERBA

approach,

regulatory

capital

is
assigned

to

securitisation

tranches

on

the

basis

of

their

external

credit

rating.

SEC-ERBA

approach

can

also

be

used

for

unrated

ABCP
exposures

where

the

institution

has

the

regulatory

permission

to

use

the

Internal

Assessment

approach

(IAA)

to

assign

a

credit

rating

to

the
unrated

ABCP

exposure.
‘Federal

Reserve

Board

(FRB)’
The

Board

of

Governors

of

the

Federal

Reserve

System,

commonly

known

as

the

Federal

Reserve

Board,

is
responsible

for-

amongst

other

things

–

setting

monetary

policy

in

the

US.
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
'Foundation

Internal

Ratings

Based

(F-IRB)’

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

involve

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

Glossary

of

terms
354

Barclays

PLC

2020

Annual

Report

on

Form

20-F
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

Regulation

(GDPR)’
GDPR

(Regulation

(EU)

2016/679)

is

a

regulation

by

which

the

European

Parliament,

the

Council
of

the

European

Union

and

the

European

Commission

intend

to

strengthen

and

unify

data

protection

for

all

individuals

within

the

European
Union.
‘General

market

risk’

The

risk

of

a

price

change

in

a

financial

instrument

due

to

a

change

in

the

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

global

systemically

important

banks.

‘G-SII

additional

leverage

ratio

buffer

(G-SII

ALRB)’
A

macroprudential

buffer

that

applies

to

G-SIBs

and

other

major

domestic

UK

banks

and
building

societies,

including

banks

that

are

subject

to

ring-fencing

requirements.

The

G-SII

ALRB

will

be

calibrated

as

35%

(on

a

phased

basis)
of

the

combined

Systemic

Risk

Buffers

that

apply

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

represent

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

Comprises

head

office,

Barclays

Services

FTE

and

legacy

businesses.

‘High-Net-Worth’

Businesses

within

Barclays

UK

and

Barclays

International

that

provide

banking

and

other

services

to

high

net

worth
customers.

‘High

quality

liquidity

assets

(HQLA)’

It

comprises

eligible

and

unencumbered

cash

or

assets

that

can

be

converted

into

cash

at

little

or

no

loss
of

value

in

private

markets,

to

meet

liquidity

needs

arising

from

a

liquidity

stress

scenario

or

event.

Please

refer

to

‘Level

1

assets’

and

‘Level

2
assets’.

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
'Internal

Model

Approach

(IMA)’
In

the

context

of

RWAs,

RWAs

for

which

the

exposure

amount

has

been

derived

via

the

use

of

a

PRA

approved
internal

market

risk

model.
'Internal

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

Glossary

of

terms
355

Barclays

PLC

2020

Annual

Report

on

Form

20-F
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

Adequacy

Assessment

Process

(ICAAP)’
It

describes

how

the

firm

identifies,

manages

and

qualifies

the

risks

it

is

exposed

to,

in
pursuit

of

its

business

strategy.

It

assesses

whether

the

quality

and

quantity

of

capital

is

available

to

absorb

capital

losses

for

the

risks

the

firm
undertakes.

The

capital

adequacy

is

assessed

on

a

point

of

time

basis

and

on

a

forward

looking

basis

taking

into

account

baseline

and

stressed
economic

capital

conditions.

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

IRB

(F-IRB):

the

bank

applies

its

own

PD

as

for

Advanced,

but

it

uses

standard

parameters

for

the

LGD

and

the

credit
conversion

factor.

The

Foundation

IRB

approach

is

specifically

designed

for

wholesale

credit

exposures.

Hence

retail,

equity,
securitisation

positions

and

non-credit

obligations

asset

exposures

are

treated

under

standardised

or

A-IRB.

‘Internal

Ratings

Based

approach

(SEC-IRBA)’
This

is

a
method

to

calculate

risk-weighted

exposure

amounts

for

securitisation

positions.

Under
this

method,

an

institution

must

be

able

to

model

regulatory

capital

requirements

for

underlying

exposures

in

the

securitisation

as

if

these

had
not

been

securitised

(‘K
IRB
’),

subject

to

certain

other

inputs

and

criteria.
‘Investment

Bank’
The

Barclays

Group’s

investment

bank

which
consists

of

origination

led

and

returns

focused

markets

and

banking

business,
and

which

forms

part

of

the

Corporate

and

Investment

Bank

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

definitions

booklets,

and

a

credit

support

annex.

The

ISDA

Master

Agreement

is

published

by

the

International

Swaps
and

Derivatives

Association,

commonly

known

as

“ISDA”.

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

Income

(NII),

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

Liquidity

Coverage

Ratio

(LCR),

Level

2A

assets,

including,

e.g.

lower
quality

government

securities,

covered

bonds

and

corporate

debt

securities,

and

Level

2B

assets,

including,

e.g.

lower

rated

corporate

bonds,
residential

mortgage

backed

securities

and

equities

that

meet

certain

conditions.

Glossary

of

terms
356

Barclays

PLC

2020

Annual

Report

on

Form

20-F
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

High-
quality

liquid

assets

should

be

unencumbered,

liquid

in

markets

during

a

time

of

stress

and,

ideally,

be

central

bank

eligible.

These

include,

e.g.

cash

and

claims

on

central

governments

and

central

banks.

‘Liquidity

Pool’

The

Barclays

Group

liquidity

pool

comprises

cash

at

central

banks

and

highly

liquid

collateral

specifically

held

by

the

Barclays
Group

as

a

contingency

to

enable

the

bank

to

m

eet

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

Framework,

which

is

sanctioned

by

the
Board

Risk

Committee,

incorporates

liquidity

policies,

systems

and

controls

that

the

Barclays

Group

has

implemented

to

manage

liquidity

risk
within

tolerances

approved

by

the

Board

and

regulatory

agencies.
‘Litigation

and

conduct

charges’

or

‘Litigation

and

conduct’
Litigation

and

conduct

charges

include

regulatory

fines,

litigation

settlements

and
conduct-related

customer

redress.
‘Loan

loss

rate’

Quoted

in

basis

points

and

represents

total

impairment

charges

divided

by

gross

loans

and

advances

held

at

amortised

cost

at
the

balance

sheet

date.
‘Loan

to

deposit

ratio’

or

‘Loan:

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

ratio’.

‘London

Interbank

Offered

Rate

(LIBOR)’

A

benchmark

interest

rate

at

which

banks

can

borrow

funds

from

other

banks

in

the

London

interbank
market.

‘Loss

Given

Default

(LGD)’

The

percentage

of

Exposure

at

Default

(EAD)

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

marked

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

agreement’

An

agreement

that

provides

for

a

single

net

settlement

of

all

financial

instruments

and

collateral

covered

by

the
agreement

in

the

event

of

the

counterparty’s

default

or

bankruptcy

or

insolvency,

resulting

in

a

reduced

exposure.
‘Master

trust

securitisation

programme’

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
‘Maximum

Distributable

Amount

(MDA)’
The

MDA

is

a

factor

representing

the

available

distributable

profit

whilst

remaining

in

excess

of

its
combined

buffer

requirement.

CRD

IV

places

restrictions

on

a

bank’s

dividend

decisions

depending

on

its

proximity

to

meeting

the

buffer.
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

section

of

the

Barclays

PLC

Annual

Report,

the

effect

on

RWAs

of

methodology
changes

driven

by

regulatory

policy

changes.

‘MiFID

II’
The

Markets

in

Financial

Instruments

Directive

2004/39/EC

(known

as

"MiFID

I”)

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
357

Barclays

PLC

2020

Annual

Report

on

Form

20-F
‘Model

risk’
The

risk

of

the

potential

adverse

consequences

from

financial

assessments

or

decisions

based

on

incorrect

or

misused

model
outputs

and

reports.

‘Model

updates’
In

the

context

of

the

Capital

Risk

section

of

the

Barclays

PLC

Annual

Report,

changes

in

RWAs

caused

by

model
implementation,

changes

in

model

scope

or

any

changes

required

to

address

model

malfunctions.
‘Model

validation’
Process

through

which

models

are

independently

challenged,

tested

and

verified

to

prove

that

they

have

been

built,
implemented

and

used

correctly,

and

that

they

continue

to

be

fit-for-purpose.
‘Modelled

VaR’

In

the

context

of

RWAs,

market

risk

calculated

using

Value

at

Risk

models

laid

down

by

the

CRR

and

supervised

by

the

PRA.

‘Money

market

funds’

Investment

funds

typically

invested

in

short-term

debt

securities.

‘Monoline

derivatives’

Derivatives

with

a

m

onoline

insurer

such

as

credit

default

swaps

referencing

the

underlying

exposures

held.
‘Moody’s’

A

credit

rating

agency.

‘Mortgage

Servicing

Rights

(MSR)’
A

contractual

agreement

in

which

the

right

to

service

an

existing

mortgage

is

sold

by

the

original

lender

to
another

party

that

specialises

in

the

various

functions

involved

with

servicing

mortgages.
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

(NII)

divided

by

the

sum

of

average

customer

assets.
‘Net

investment

income’

Changes

in

the

fair

value

of

financial

instruments

designated

at

fair

value,

dividend

income

and

the

net

result

on
disposal

of

available

for

sale

assets.

‘Net

Stable

Funding

Ratio

(NSFR)’

The

ratio

of

available

stable

funding

to

required

stable

funding

over

a

one-year

time

horizon,

assuming

a
stressed

scenario.

The

ratio

is

required

to

be

over

100%.

Available

stable

funding

would

include

such

items

as

equity

capital,

preferred

stock
with

a

maturity

of

over

one

year,

or

liabilities

with

a

maturity

of

over

one

year.

The

required

amount

of

stable

funding

is

calculated

as

the

sum

of
the

value

of

the

assets

held

and

funded

by

the

institution,

multiplied

by

a

specific

required

stable

funding

factor

assigned

to

each

particular

asset
type,

added

to

the

amount

of

potential

liquidity

exposure

multiplied

by

its

associated

required

stable

funding

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

the

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
‘Operating

leverage’

Operating

expenses

compared

to

total

income

less

credit

impairment

charges

and

other

provisions.

‘Operational

risk’

The

risk

of

loss

to

the

bank

from

inadequate

or

failed

processes

or

systems,

human

factors

or

due

to

external

events

(e.g.
fraud)

where

the

root

cause

is

not

due

to

credit

or

market

risks.
‘Operational

Riskdata

eXchange

Association

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

Glossary

of

terms
358

Barclays

PLC

2020

Annual

Report

on

Form

20-F
‘Other

systemically

important

institutions

(OSII)’
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
‘Own

funds

and

eligible

liabilities

ratio’

A

risk-based

ratio

representing

the

own

funds

and

eligible

liabilities

of

the

institution

expressed

as

a
percentage

of

total

RWAs.
‘Past

due

items’
Refers

to

loans

where

the

borrower

has

failed

to

make

a

payment

when

due

under

the

terms

of

the

loan

contract.
‘Payment

Protection

Insurance

(PPI)

redress’

Provision

for

the

settlement

of

PPI

mis

-selling

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

(2019:

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

risk

and
operational

risk.
‘Pillar

2A

requirements’
The

additional

regulatory

capital

requirement

to

meet

risks

not

captured

under

Pillar

1

requirements.

These
requirements

are

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

‘Principal

Risks’

The

principal

risks

affecting

the

Barclays

Group,

as

described

in

the

Risk

Review

section

of

the

Barclays

PLC

Annual

Report.
‘Pro-cyclicality’

Movements

in

financial

variables

(including

capital

requirements)

following

natural

fluctuations

in

the

economic

cycle,

where

the
subsequent

impact

on

lending

or

other

market

behaviours

acts

as

an

amplification

of

the

economic

cycle

by

the

financial

sector.
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

put

in

place

to

reduce

earnings

volatility

on

product

balances

with

instant

access

(such

as

non-
interest

bearing

current

accounts

and

managed

rate

deposits)

and

to

smoothen

the

income

over

a

medium/long

term.

Glossary

of

terms
359

Barclays

PLC

2020

Annual

Report

on

Form

20-F
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

Africa

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

Capital

Requirements

Regulation

(CRR

Article

154.4).

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

‘Recovery

book

Impairment

Coverage

Ratio’

Impairment

allowance

held

against

recoveries

balances

expressed

as

a

percentage

of

balance

in
recoveries.

‘Recovery

book

proportion

of

outstanding

balances’

Represents

the

amount

of

recoveries

(gross

month-end

customer

balances

of

all

accounts
that

have

charged-off)

as

at

the

period

end

compared

to

total

outstanding

balances.

The

size

of

the

recoveries

book

would

ultimately

have

an
impact

on

the

overall

impairment

requirement

on

the

portfolio.

Balances

in

recovery

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

case,

renegotiation

can

result

in

an

extension

of

the

due

date

of

payment

or

repayment

plans
under

which

the

Barclays

Group

offers

a

concessionary

rate

of

interest

to

genuinely

distressed

borrowers.

This

will

result

in

the

asset

continuing
to

be

overdue,

and

individually

impaired

if

the

renegotiated

payments

of

interest

and

principal

will

not

recover

the

original

carrying

amount

of

the
asset.

In

other

cases,

renegotiation

will

lead

to

a

new

agreement,

which

is

treated

as

a

new

loan.
‘Repurchase

agreement

(Repo)’

or

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

future),

it

is

a
Repurchase

agreement

or

Repo;

for

the

counterparty

to

the

transaction

(buying

the

security

and

agreeing

to

sell

in

the

future),

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

of

up

to

£5m.

‘Return

on

average

Risk

Weighted

Assets’

Statutory

profit

after

tax

as

a

proportion

of

average

RWAs.

‘Return

on

average

tangible

shareholders’

equity

(RoTE)’
Profit

after

tax

attributable

to

ordinary

equity

holders

of

the

parent,

as

a

proportion

of
average

shareholders’

equity

excluding

non-controlling

interests

and

other

equity

instruments

adjusted

for

the

deduction

of

intangible

assets

and
goodwill.

Glossary

of

terms
360

Barclays

PLC

2020

Annual

Report

on

Form

20-F
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

non-performance

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
‘Settlement

Netting’

Netting

approach

used

in

the

calculation

of

the

leverage

exposure

measure

whereby

firms

may

calculate

their

exposure
value

of

regular

way

purchases

and

sales

awaiting

settlement

in

accordance

with

Article

429g

of

CRR,

as

amended

by

Regulation

(EU)
2019/876

(CRR

2).

‘Settlement

risk’

The

risk

that

settlement

in

a

transfer

system

will

not

take

place

as

expected,

usually

owing

to

a

party

defaulting

on

one

or

more
settlement

obligations.
‘Significant

Increase

in

Credit

Risk

(SICR)’

Barclays

assesses

when

a

significant

increase

in

credit

risk

has

occurred

based

on

quantitative

and
qualitative

assessments.
‘Small

and

Medium-Sized

Enterprises

(SME)’

An

enterprise

which

employs

fewer

than

250

persons

and

which

has

an

annual

turnover

which
does

not

exceed

EUR

50

million,

and

/

or

an

annual

balance

sheet

total

not

exceeding

EUR

43

million.

Within

the

SME

category,

a

small
enterprise

is

defined

as

an

enterprise

which

employs

fewer

than

50

persons

and

whose

annual

turnover

and/or

annual

balance

sheet

total

does
not

exceed

EUR

10

million.

This

is

defined

in

accordance

with

Commission

Recommendation

2003/361/EC

of

6

May

2003

concerning

the
definition

of

micro,

small

and

medium

sized

enterprises.
‘Slotting’

Slotting

is

an

internal

Barclays

terminology

for

what

is

known

as

“Specialised

Lending”

in

the

IRB

approach

as

described

in

Capital
Requirements

Regulation

(CRR

Article

147.8).

A

standard

set

of

rules

are

required

to

be

used

in

credit

risk

RWA

calculations,

based

upon

an
assessment

of

factors

such

as

the

financial

strength

of

the

counterparty.

The

requirements

for

the

application

of

the

Specialised

Lending
approach

are

detailed

in

CRR

Article

153.5.
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

2000.

Barclays

is

required

to

hold

an

amount

of

CET1

capital

that

is

equal

to

or
greater

than

its

Additional

Leverage

Ratio

Buffer.
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

Glossary

of

terms
361

Barclays

PLC

2020

Annual

Report

on

Form

20-F
‘Standardised

approach

(SEC-SA)’

This

is

a

method

to

calculate

risk-weighted

exposure

amounts

for

securitisation

positions.

Under

this
method,

an

institution

must

be

able

calculate

regulatory

capital

requirements

per

standardized

approach

for

underlying

exposures

in

the
securitisation

as

if

these

had

not

been

securitised

(‘K
SA
’),

subject

to

certain

other

inputs

and

criteria.
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

or

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

Includes

the

legacy

structured

credit

portfolio

primarily

comprising

derivative

exposures

and

financing

exposures

to

structured
credit

vehicles.
‘Structured

finance

or

structured

notes’

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

Value

(TNAV)’

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

Basel

III

and

applicable

to

banks’

wholesale

trading

activities.
‘The

Standardised

Approach

(TSA)’
Under

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

monitor

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

Glossary

of

terms
362

Barclays

PLC

2020

Annual

Report

on

Form

20-F
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

ratio

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

or

‘wholesale

lending’

Lending

to

larger

businesses,

financial

institutions

and

sovereign

entities.

‘Write

-off

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

write-offs

less

post

write-off

recoveries.

‘Wrong

-way

risk’
Arises

in

a

trading

exposure

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
4.12
Appointment

Letter

–

Mary

Francis

(incorporated

by

reference

to

the

2018

Form

20-F

filed

on

February

21,

2019)
4.13
Appointment

Letter

–

Mike

Ashley

(incorporated

by

reference

to

the

2018

Form

20-F

filed

on

February

21,

2019)
4.14
Appointment

Letter

–

Tim

Breedon

(incorporated

by

reference

to

the

2018

Form

20-F

filed

on

February

21,

2019)
4.15
Appointment

Letter

–

Nigel

Higgins

(incorporated

by

reference

to

the

2019

Form

20-F

filed

on

February

13,

2020)
4.16
Appointment

Letter

–

Dawn

Fitzpatrick

(incorporated

by

reference

to

the

2019

Form

20-F

filed

on

February

13,

2020)
4.17
Appointment

Letter

–

Mohamed

A.

El-Erian

(incorporated

by

reference

to

the

2019

Form

20-F

filed

on

February

13,

2020)
4.18
Appointment

Letter

–

Brian

Gilvary

(incorporated

by

reference

to

the

2019

Form

20-F

filed

on

February

13,

2020)
8.1
List

of

subsidiaries.

The

list

of

subsidiaries

of

Barclays

PLC

can

be

found

on

page

324

of

the

Form

20-F.
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

2020.
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
Date

February

18,

2021
Barclays

PLC
(Registrant)

By
/s/

Tushar

Morzaria

Tushar

Morzaria,

Group

Finance

Director