Form 20-F
period 2021-12-31
BARCLAYS PLC
filed 2022-02-23
CIK 312069

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended 31 December 2021
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _______________to _______________

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report _______________

Commission file number	Barclays PLC	1-09246

BARCLAYS PLC
(Exact Name of Registrant as Specified in its Charter)

England
(Jurisdiction of Incorporation or Organization)

1 CHURCHILL PLACE, LONDON E14 5HP, England
(Address of Principal Executive Offices)

GARTH WRIGHT, +44 (0)20 7116 3170, GARTH.WRIGHT@BARCLAYS.COM
1 CHURCHILL PLACE, LONDON E14 5HP, England
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport

Title of each class	Trading symbol(s)	Name of each exchange on which registered

25p ordinary shares*	Not applicable*	New York Stock Exchange*

American Depositary Shares, each representing four 25p ordinary shares	BCS	New York Stock Exchange

4.338% Fixed-to-Floating Rate Senior Notes due 2024	BCS24A	New York Stock Exchange

Floating Rate Senior Notes due 2024	BCS24B	New York Stock Exchange

4.972% Fixed-to-Floating Rate Senior Notes due 2029	BCS29	New York Stock Exchange

4.610% Fixed-to-Floating Rate Senior Notes due 2023	BCS23B	New York Stock Exchange

Floating Rate Senior Notes due 2023	BCS23C	New York Stock Exchange

4.375% Fixed Rate Subordinated Notes due 2024	BCS24	New York Stock Exchange

3.65% Fixed Rate Senior Notes due 2025	BCS25	New York Stock Exchange

5.25% Fixed Rate Senior Notes due 2045	BCS45	New York Stock Exchange

4.375% Fixed Rate Senior Notes due 2026	BCS26	New York Stock Exchange

5.20% Fixed Rate Subordinated Notes due 2026	BCS26A	New York Stock Exchange

Floating Rate Senior Notes due 2023	BCS23	New York Stock Exchange

3.684% Fixed Rate Senior Notes due 2023	BCS23A	New York Stock Exchange

4.337% Fixed Rate Senior Notes due 2028	BCS28	New York Stock Exchange

4.950% Fixed Rate Senior Notes due 2047	BCS47	New York Stock Exchange

4.836% Fixed Rate Subordinated Callable Notes due 2028	BCS28A	New York Stock Exchange

3.250% Fixed Rate Senior Notes due 2033	BCS33	New York Stock Exchange

3.932% Fixed-to-Floating Rate Senior Notes due 2025	BCS25A	New York Stock Exchange

5.088% Fixed-to-Floating Rate Subordinated Notes due 2030	BCS30	New York Stock Exchange

2.852% Fixed-to-Floating Rate Senior Notes due 2026	BCS26B	New York Stock Exchange

2.645% Fixed Rate Resetting Senior Callable Notes due 2031	BCS31	New York Stock Exchange

3.564% Fixed Rate Resetting Subordinated Callable Notes due 2035	BCS35	New York Stock Exchange

1.007% Fixed Rate Resetting Senior Callable Notes due 2024	BCS24C	New York Stock Exchange

2.667% Fixed Rate Resetting Senior Callable Notes due 2032	BCS32	New York Stock Exchange

3.811% Fixed Rate Resetting Subordinated Callable Notes due 2042	BCS42	New York Stock Exchange

2.279% Fixed Rate Resetting Senior Callable Notes due 2027	BCS27	New York Stock Exchange

2.894% Fixed Rate Resetting Senior Callable Notes due 2032	BCS32A	New York Stock Exchange

3.330% Fixed Rate Resetting Senior Callable Notes due 2042	BCS42A	New York Stock Exchange
* Not for trading, but in connection with the registration of American Depository Shares, pursuant to the requirements to the Securities and Exchange Commission.

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

25p ordinary shares	16,752,457,128
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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
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
Yes ☐ No ☐

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport

SEC Form 20-F Cross reference information

Form 20-F item number		Page and caption references in this document*

1	Identity of Directors, Senior Management and Advisers	Not applicable

2	Offer Statistics and Expected Timetable	Not applicable
3	Key Information
A. [Reserved]
	B. Capitalization and indebtedness	Not applicable
	C. Reason for the offer and use of proceed	Not applicable
	D. Risk factors	102-113
4	Information on the Company
	A. History and development of the company	i (Notes), 11 – 14, 193 – 211, 274 – 278 (Note 26), 303 – 307 (Note 41), 312, 317
	B. Business overview	ii (Market and other data), 104 – 105, 187 – 192, 228 – 229 (Note 2)
	C. Organizational structure	293 – 296 (Notes 34 and 35), 329 - 332
	D. Property, plants and equipment	264 - 267 (Notes 20 and 21)
4A	Unresolved staff comments	Not applicable
5	Operating and Financial Review and Prospects
	A. Operating result	31 – 33, 100 – 121, 109, 179 – 180, 184 – 185, 187 – 192, 244 – 251 (Note 14)
	B. Liquidity and capital resource	108, 119, 163 – 172, 174 – 175, 182 – 183, 220, 223, 244 – 251 (Note 14), 279 – 283 (Notes 27 and 28), 293 – 294 (Note 34), 298 – 299 (Note 37), 333 – 345
	C. Research and development, patents and licenses, etc	50
	D. Trend information	102 – 113, 161 – 183, 197 - 199
	E. Critical Accounting Estimates	Not applicable
F. [Reserved]
G. [Reserved]
6	Directors, Senior Management and Employees
	A. Directors and senior management	3 – 6, 47 – 59, 321 - 322
	B. Compensation	56 – 77, 78 – 83, 286 - 292 (Notes 32 and 33), 301 - 303 (Note 39), 324 - 325
	C. Board practice	4 – 9, 22 – 30, 39 – 46, 56 – 77, 98 – 100, 100 - 101
	D. Employee	92 – 94, 200, 202, 206, 228 - 229 (Note 2)
	E. Share ownership	89, 286 - 287 (Note 32), 301 - 303 (Note 39), 324 - 325
7	Major Shareholders and Related Party Transactions
	A. Major shareholder	52, 320
	B. Related party transaction	301 - 303 (Note 39), 345
	C. Interest of experts and counsel	Not applicable
8	Financial Information
	A. Consolidated statements and other financial information	212 – 309, 314
	B. Significant change	Not applicable
9	The Offer and Listing
	A. Offer and listing detail	314, 319
	B. Plan of distribution	Not applicable
	C. Market	314, 319
	D. Selling shareholder	Not applicable

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport

	E. Dilution	Not applicable
	F. Expenses of the issue	Not applicable
10	Additional Information
	A. Share capital	Not applicable
	B. Memorandum and Articles of Association	47 – 59, 312 - 314
	C. Material contract	62 – 66, 89
	D. Exchange control	317
	E. Taxation	315 - 317
	F. Dividends and paying agent	Not applicable
	G. Statement by expert	Not applicable
	H. Documents on display	317
	I. Subsidiary information	293 - 294 (Note 34), 329 - 332
11	Quantitative and Qualitative Disclosure about Market Risk	98 – 192, 244 - 262 (Notes 14-17)
12	Description of Securities Other than Equity Securities
	A. Debt Securities	Not applicable
	B. Warrants and Rights	Not applicable
	C. Other Securities	Not applicable
	D. American Depository Shares	318
13	Defaults, Dividend Averages and Delinquencies	Not applicable
14	Material Modifications to the Rights of Security Holders and Use of Proceeds	Not applicable
15	Controls and Procedures
	A. Disclosure controls and procedures	321
	B. Management's annual report on internal control over financial reporting	45
	C. Attestation report of the registered public accounting firm	213 - 214
	D. Changes in internal control over financial reporting	46
16A	Audit Committee Financial Expert	22 - 30
16B	Code of Ethics	319
16C	Principal Accountant Fees and Services	303 (Note 40)
16D	Exemptions from Listing Standards for Audit Committees	Not applicable
16E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	322
16F	Change in Registrant's Certifying Accountant	Not applicable
16G	Corporate Governance	39 – 46, 319
16H	Mine Safety Disclosure	Not applicable
16I	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections	Not applicable
17	Financial Statements	Not applicable (See item 8)
18	Financial Statements	Not applicable (See item 8)
19	Exhibits	Exhibit Index

* Captions have been included only in respect of pages with multiple sections on the same page in order to identify the relevant caption on that page covered by the corresponding Form 20-F item number.

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport

2021 Annual Report on Form 20-F

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport

Notes
The terms Barclays or Group refer to Barclays PLC together with its subsidiaries. Unless otherwise stated, the income statement analysis compares the year ended 31 December 2021 to the corresponding twelve months of 2020 and balance sheet analysis as at 31 December 2021 with comparatives relating to 31 December 2020. The abbreviations ‘£m’ and ‘£bn’ represent millions and thousands of millions of Pounds Sterling respectively; the abbreviations ‘$m’ and ‘$bn’ represent millions and thousands of millions of US Dollars respectively; and the abbreviations ‘€m’ and ‘€bn’ represent millions and thousands of millions of Euros respectively.

There are a number of key judgement areas, for example impairment calculations, which are based on models and which are subject to ongoing adjustment and modifications. Reported numbers reflect best estimates and judgements at the given point in time.

Relevant terms that are used in this document but are not defined under applicable regulatory guidance or International Financial Reporting Standards (IFRS) are explained in the results glossary that can be accessed at home.barclays/investor-relations/reports-and-events/latest-financial-results.

The information in this document, which was approved by the Board of Directors on 22 February 2022, does not comprise statutory accounts within the meaning of Section 434 of the Companies Act 2006. Statutory accounts for the year ended 31 December 2021, which contain an unmodified audit report under Section 495 of the Companies Act 2006 (which does not make any statements under Section 498 of the Companies Act 2006), will be delivered to the Registrar of Companies in accordance with Section 441 of the Companies Act 2006.

Barclays is a frequent issuer in the debt capital markets and regularly meets with investors via formal road-shows and other ad hoc meetings. Consistent with its usual practice, Barclays expects that from time to time over the coming quarter it will meet with investors globally to discuss these results and other matters relating to the Group.

Non-IFRS performance measures
Barclays' management believes that the non-IFRS performance measures included in this document provide valuable information to the readers of the financial statements as they enable the reader to identify a more consistent basis for comparing the businesses’ performance between financial periods and provide more detail concerning the elements of performance which the managers of these businesses are most directly able to influence or are relevant for an assessment of the Group. They also reflect an important aspect of the way in which operating targets are defined and performance is monitored by Barclays' management. However, any non-IFRS performance measures in this document are not a substitute for IFRS measures and readers should consider the IFRS measures as well. Refer to the appendix on pages 207 to 211 for further information and calculations of non-IFRS performance measures included throughout this document, and the most directly comparable IFRS measures.

Key non-IFRS measures included in this document, and the most directly comparable IFRS measures, are:

– Average allocated equity represents the average shareholders’ equity that is allocated to the businesses. The comparable IFRS measure is average equity. A reconciliation is provided on page 209;

– Average allocated tangible equity is calculated as the average of the previous month’s period end allocated tangible equity and the current month’s period end allocated tangible equity. The average allocated tangible equity for the period is the average of the monthly averages within that period. Period end allocated tangible equity is calculated as 13.5% (2020: 13.0%) of RWAs for each business, adjusted for capital deductions, excluding goodwill and intangible assets, reflecting the assumptions the Group uses for capital planning purposes. Head Office allocated tangible equity represents the difference between the Group’s tangible shareholders’ equity and the amounts allocated to businesses. The comparable IFRS measure is average equity. A reconciliation is provided on page 209;

– Average tangible shareholders’ equity is calculated as the average of the previous month’s period end tangible equity and the current month’s period end tangible equity. The average tangible shareholders’ equity for the period is the average of the monthly averages within that period. The comparable IFRS measure is average equity. A reconciliation is provided on page 209;

– Return on average allocated equity represents the return on shareholders’ equity that is allocated to the businesses. The comparable IFRS measure is return on equity. A reconciliation is provided on page 211;

– Return on average allocated tangible equity is calculated as the annualised profit after tax attributable to ordinary equity holders of the parent, as a proportion of average allocated tangible equity. The comparable IFRS measure is return on equity. A reconciliation is provided on page 208;

– Return on average tangible shareholders’ equity excluding structural cost actions and the re-measurement of UK DTAs is calculated as the annualised profit after tax attributable to ordinary equity holders of the parent excluding structural cost actions and the re-measurement of UK DTAs, as a proportion of average allocated tangible equity. The comparable IFRS measure is return on equity. A reconciliation is provided on page 210;

– Return on average tangible shareholders’ equity excluding structural cost actions and community aid package is calculated as the annualised profit after tax attributable to ordinary equity holders of the parent excluding structural cost actions and community aid package, as a proportion of average allocated tangible equity. The comparable IFRS measure is return on equity. A reconciliation is provided on page 210;

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport

– Return on average tangible shareholders’ equity is calculated as the annualised profit after tax attributable to ordinary equity holders of the parent, as a proportion of average shareholders’ equity excluding non-controlling interests and other equity instruments adjusted for the deduction of intangible assets and goodwill. The comparable IFRS measure is return on equity. A reconciliation is provided on page 209; and

– Tangible net asset value per share is calculated by dividing shareholders’ equity, excluding non-controlling interests and other equity instruments, less goodwill and intangible assets, by the number of issued ordinary shares. A reconciliation is provided on page 210.

Forward-looking statements
This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to the Group. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results or other financial condition or performance measures could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as ‘may’, ‘will’, ‘seek’, ‘continue’, ‘aim’, ‘anticipate’, ‘target’, ‘projected’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’, ‘achieve’ or other words of similar meaning. Forward-looking statements can be made in writing but also may be made verbally by members of the management of the Group (including, without limitation, during management presentations to financial analysts) in connection with this document. Examples of forward-looking statements include, among others, statements or guidance regarding or relating to the Group’s future financial position, income growth, assets, impairment charges, provisions, business strategy, capital, leverage and other regulatory ratios, capital distributions (including dividend pay-out ratios and expected payment strategies), projected levels of growth in the banking and financial markets, projected costs or savings, any commitments and targets (including, without limitation, environmental, social and governance (ESG) commitments and targets), estimates of capital expenditures, plans and objectives for future operations, projected employee numbers, IFRS impacts and other statements that are not historical fact. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances. The forward-looking statements speak only as at the date on which they are made. Forward-looking statements may be affected by a number of factors, including, without limitation: changes in legislation, the development of standards and interpretations under IFRS, including evolving practices with regard to the interpretation and application of accounting and regulatory standards, emerging and developing ESG reporting standards, the outcome of current and future legal proceedings and regulatory investigations, future levels of conduct provisions, the policies and actions of governmental and regulatory authorities, the Group’s ability along with governments and other stakeholders to measure, manage and mitigate the impacts of climate change effectively, environmental, social and geopolitical risks, and the impact of competition. In addition, factors including (but not limited to) the following may have an effect: capital, leverage and other regulatory rules applicable to past, current and future periods; UK, US, Eurozone and global macroeconomic and business conditions; the effects of any volatility in credit markets; market related risks such as changes in interest rates and foreign exchange rates; effects of changes in valuation of credit market exposures; changes in valuation of issued securities; volatility in capital markets; changes in credit ratings of any entity within the Group or any securities issued by such entities; direct and indirect impacts of the coronavirus (COVID-19) pandemic; instability as a result of the UK’s exit from the European Union (“EU”), the effects of the EU-UK Trade and Cooperation Agreement and the disruption that may subsequently result in the UK and globally; the risk of cyber-attacks, information or security breaches or technology failures on the Group’s reputation, business or operations; and the success of future acquisitions, disposals and other strategic transactions. A number of these influences and factors are beyond the Group’s control. As a result, the Group’s actual financial position, future results, capital distributions, capital, leverage or other regulatory ratios or other financial and non-financial metrics or performance measures or ability to meet commitments and targets may differ materially from the statements or guidance set forth in the Group’s forward-looking statements.

Subject to Barclays’ obligations under the applicable laws and regulations of any relevant jurisdiction, (including, without limitation, the UK and the US), in relation to disclosure and ongoing information, we undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport

Contents
What's inside this report

Governance	■Governance contents	2
	■Directors’ report	3
	■Remuneration report	54
	■Our people and culture	92

Risk review	■Risk review contents	98
	■Risk management	100
	■Material existing and emerging risks	102
	■Climate change risk management	114
	■Principal risk management	116
	■Risk performance	122
	■Supervision and regulation	187

Financial review	■Financial review contents	193
	■Key performance indicators	194
	■Consolidated summary income statement	196
	■Income statement commentary	197
	■Consolidated summary balance sheet	198
	■Balance sheet commentary	199
	■Analysis of results by business	200
	■Non-IFRS performance measures	207

Financial statements	■Financial statements contents	212
	■Consolidated financial statements	215
	■Notes to the financial statements	224

Shareholder information	■Key dates, Annual General Meeting, dividends, and other useful information	310

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	1

Our Governance
Welcome to our 2021 Governance report. In this report you can see the composition of our Board and our Executive Committee, and find out how our governance framework operates, along with information about the Board's key areas of focus in 2021.
Aim of our governance
The primary aim of our governance is that it:
■seeks to ensure that our decision-making is aligned to our Purpose, Values and Mindset
■creates long-term sustainable value for our shareholders, having regard to the interests of all our stakeholders
■is effective in providing constructive challenge, advice and support to management
■provides checks and balances and drives informed, collaborative and accountable decision-making.

Compliance with the Code and Regulations
Our Governance report reflects the requirements of the 2018 UK Corporate Governance Code (the Code) and the Companies (Miscellaneous Reporting) Regulations 2018 (the Regulations).

To view our specific compliance as against the Code, please see pages 39 to 46.

Certain additional information, signposted throughout this report, is available at home.barclays/corporategovernance

Directors’ report
■Our Board of Directors	3
■Group Executive Committee	7
■Our Governance Framework	8
■Key Board Activities in 2021	11
■Board Nominations Committee report	15
■Board Audit Committee report	22
■Board Risk Committee report	31
■How we comply	39
■Other statutory information	47

Remuneration report	54

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	2

Directors’ report: Our Board of Directors

Informed by our Purpose, responsible for setting our strategic direction
Nigel Higgins
Group Chairman
C.S. Venkatakrishnan
Group Chief Executive

Brian Gilvary
Senior Independent
Director
Mike Ashley
Independent
Non-Executive
Director
Robert Berry
Independent
Non-Executive
Director

Tim Breedon CBE
Independent
Non-Executive
Director
Mohamed A. El-Erian
Independent
Non-Executive
Director
Dawn Fitzpatrick
Independent
Non-Executive
Director

Mary Francis CBE
Independent
Non-Executive
Director
Crawford Gillies
Independent Non-Executive
Director
Tushar Morzaria
Group Finance
Director

Diane Schueneman
Independent
Non-Executive
Director
Julia Wilson
Independent
Non-Executive
Director
Stephen Shapiro
Group General
Counsel and Group
Company Secretary

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	3

Nigel Higgins
Group Chairman
Appointed:
March 2019 (Board), May 2019 (Chairman)
Skills, experience and contribution:
•Seasoned business leader with extensive experience in, and understanding of, banking and the financial services industry
•Strong track record in leading and chairing organisations
•Significant experience in providing strategic advice to major international organisations and governments
•Keenly focused on culture and corporate governance
Nigel spent 36 years at Rothschild & Co. where he was most recently Deputy Chairman. Prior to that he was Chairman of the Group Executive Committee and Managing Partner of Rothschild & Co.
Key current appointments:
Chairman, Sadler’s Wells; Non- Executive Director, Tetra Laval Group
C.S. Venkatakrishnan
Group Chief Executive
Appointed:
November 2021
Skills, experience and contribution:
•Highly regarded leader with significant banking and financial services experience
•Extensive experience in risk management
•Deep understanding of the business and the markets within which the Group operates
Prior to his appointment as Group Chief Executive, Venkat served as Head of Global Markets and Co-President of Barclays Bank PLC from October 2020 and Group Chief Risk Officer from 2016 to 2020. Venkat is the executive sponsor for Embrace, the global multi-cultural network at Barclays. Prior to joining Barclays in 2016, Venkat worked at JPMorgan Chase from 1994, holding senior roles in Asset Management where he was Chief Investment Officer in Global Fixed Income, as well as in Investment Banking, and in Risk.
Key current appointments:
Board Member, Institute of International Finance; Advisory member to the Board, Massachusetts Institute of Technology Golub Centre for Finance and Policy
Brian Gilvary
Senior Independent Director (SID)
Appointed:
February 2020 (Board), January 2021 (SID)
Skills, experience and contribution:
•Extensive senior level experience of management, finance and strategy
•Deep experience of US and UK shareholder engagement
•Significant experience with, and understanding of, the challenges and opportunities inherent in advancing a sustainable energy future
Brian spent much of his career with bp p.l.c. in senior leadership roles, where he was most recently Chief Financial Officer. His other senior-level experience includes serving on the boards of various commercial and charitable organisations. Brian was Chair of the FTSE 100 Group of Finance Directors, a member of the UK Treasury Financial Management Review Board and has served on various HRH Prince of Wales' Business in the Community Leadership Teams.
Key current appointments:
Executive Chairman, INEOS Energy, an INEOS group company

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	4

Mike Ashley
Independent Non-Executive Director
Appointed:
September 2013
Skills, experience and contribution:
•Specialised knowledge of accounting and audit related matters
•Extensive experience of auditing large international financial institutions
•Deep financial services and regulatory knowledge and experience
Mike previously worked at KPMG for over 20 years. Mike's former roles include acting as the lead engagement partner on the audits of large financial services groups including HSBC, Standard Chartered and the Bank of England, as Head of Quality and Risk Management for KPMG Europe LLP and as KPMG UK's Ethics Partner.
Key current appointments:
Member, Cabinet Office Board; Member, UK Endorsement Board; Member, ICAEW Ethics Standards Committee; Treasurer, The Scout Association
Robert Berry
Independent Non-Executive Director
Appointed:
February 2022
Skills, experience and contribution:
•Proven track record of management of risk exposure for a global financial institution and building a modern group-wide risk management organisation
•Strong record of integrating risk management with strategy
•Significant experience in finance, model development and trading
Robert was appointed to the Board on 8 February 2022 and, with effect from 1 March 2022, will take over the role of Chair of the Board Risk Committee (subject to regulatory approval) and become a member of the Board Audit Committee. Robert had a 28-year career at Goldman Sachs, where, most recently, he was the Co-Deputy Chief Risk Officer until 2018.
Key current appointments:
Board President, Alina Lodge
Tim Breedon CBE
Independent Non-Executive Director
Appointed:
November 2012
Skills, experience and contribution:
•Significant experience in strategic planning
•Extensive financial services experience
•Detailed knowledge of risk management and UK and EU regulation
Tim is a member of the Board and is also Chair of Barclays Bank Ireland PLC (also referred to as Barclays Europe). He had a distinguished career with Legal & General, where, among other roles, he was the Group Chief Executive Officer until June 2012. Tim also served as Chair of the Association of British Insurers. Tim will retire as a member and Chair of the Board Risk Committee and a member of the Board Nominations Committee with effect from 28 February 2022.
Key current appointments:
Chairman, Apax Global Alpha Limited; Non-Executive Director, Quilter PLC
Mohamed A. El-Erian
Independent Non-Executive Director
Appointed:
January 2020
Skills, experience and contribution:
•Highly respected economist and investor
•Extensive experience in the asset management industry and multilateral institutions
•Deep knowledge and understanding of international economics and financial services sector
Mohamed is Chief Economic Advisor at Allianz SE, the corporate parent of PIMCO (Pacific Investment Management Company LLC) where he formerly served as Chief Executive and Co-Chief Investment Officer. Mohamed is a regular columnist for Bloomberg Opinion and a contributing editor at the Financial Times. He spent 15 years at the IMF where he served as Deputy Director before moving to the private sector and financial services. He currently serves as President of Queens' College, Cambridge University.
Key current appointments:
Lead Independent Director, Under Armour Inc.; Chief Economic Adviser, Allianz SE; Chairman, Gramercy Funds Management; Senior Advisor, Investcorp Bank BSC
Dawn Fitzpatrick
Independent Non-Executive Director
Appointed:
September 2019
Skills, experience and contribution:
•Extensive management experience of international financial institutions
•Strong financial and strategic leadership experience
•Detailed knowledge of the markets in which the Group operates
Dawn holds the role of Chief Executive Officer and Chief Investment Officer at Soros Fund Management LLC. Her previous experience includes 25 years with UBS, most recently as Head of Investments for UBS Asset Management.
Key current appointments:
Chief Executive Officer and Chief Investment Officer, Soros Fund Management LLC; Member, The New York Federal Reserve’s Investor Advisory Committee on Financial Markets; Member, Advisory Board and Investment Committee of the Open Society Foundations’ Economic Justice Programme;
Advisory Council Member, The Bretton Woods Committee
Mary Francis CBE
Independent Non-Executive Director
Appointed:
October 2016
Skills, experience and contribution:
•Extensive board-level experience across a range of industries
•Strong focus on reputation management and promoting board governance values
•Detailed understanding of the interaction between public and private sectors
Mary's previous appointments include Non-Executive Directorships at the Bank of England, Alliance & Leicester, Aviva, Centrica and Swiss Re Group. In her executive career, Mary held senior positions with both HM Treasury and the Prime Minister's Office and served as Director General of the Association of British Insurers.
Key current appointments:
Senior Independent Director, PensionBee Group PLC; Member, UK Takeover Appeal Board

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	5

Crawford Gillies
Independent Non-Executive
Director
Appointed:
May 2014
Skills, experience and contribution:
•Extensive business transformation and management experience in international and cross-sector organisations
•Deep understanding and experience of stakeholder engagement
•Strong leadership qualities and expert at strategic decision-making
Crawford is a member of the Board having previously held the roles of Senior Independent Director and Chair of the Board Remuneration Committee. He is Chair of Barclays Bank UK PLC. Crawford has held a number of roles during his 30-year career including Managing Partner Europe of Bain & Company, Chair of Scottish Enterprise and the Confederation of British Industry London (CBI) and Non-Executive Director roles at both Standard Life and SSE.
Key current appointments:
Chairman, Edrington Group
Tushar Morzaria
Group Finance
Director
Appointed:
October 2013*
Skills, experience and contribution:
•Extensive knowledge of strategic financial management, investment banking and operational and regulatory relations
•Deep understanding of equity and debt capital management
•Significant financial leadership experience of international financial institutions
Tushar is a chartered accountant and Group Finance Director with responsibility for Finance, Tax, Treasury, Investor Relations and Strategy. Immediately prior to joining Barclays, Tushar was Chief Financial Officer of the Corporate and Investment Bank at JPMorgan Chase and before that, held various roles at SG Warburg, Credit Suisse and JPMorgan Chase.
Key current appointments:
Non-Executive Director bp p.l.c.; Member, 100 Group Main Committee; Chair, Sterling Risk Free Reference Rates Working Group
*On 22 February 2022, Tushar notified the Board of his intention to retire from the Board and as Group Finance Director, and the Board has agreed that this will take effect on 22 April 2022.
Diane Schueneman
Independent Non-Executive Director
Appointed:
June 2015
Skills, experience and contribution:
•Significant experience of managing global, cross-discipline business operations and client services in the financial services industry
•Strong transformational programme experience
•Extensive technology and information security expertise
Diane is Chair of Barclays Execution Services Limited and a member of the Board of Barclays US LLC. Diane was previously Global Chief Infrastructure Officer of Merrill Lynch, where she was responsible for all technology and operations across retail, corporates and banking.
Key current appointments:
None
Julia Wilson
Independent Non-Executive Director
Appointed:
April 2021
Skills, experience and contribution:
•Significant board and executive-level strategic and financial leadership experience
•Extensive accounting, audit and financial services expertise
•Strong UK regulatory experience
Julia is a chartered accountant and is the Group Finance Director of 3i Group plc, having served on its board since 2008. Prior to joining 3i she was Group Director of Corporate Finance at Cable & Wireless where she also held a number of finance related roles. Julia was appointed as a Non-Executive Director at Legal & General Group PLC in 2011. She chaired L&G’s Audit Committee between 2013 and 2016 and was Senior Independent Director from 2016 until she stepped down from L&G in March 2021.
Key current appointments:
Group Finance Director, Director, 3i Group plc;
Chair, The 100 Group of FTSE 100 Finance Director

Stephen Shapiro
Group General Counsel
and Group Company Secretary
Appointed:
November 2017
Relevant skills and experience
Stephen is an experienced lawyer and company secretary with a deep understanding of legal, corporate governance and regulatory matters. Holding the combined role of Group General Counsel and Group Company Secretary, he oversees Barclays’ global Legal and Corporate Secretariat functions. Stephen is also a member of the Group Executive Committee (ExCo).
Career
Stephen previously served as the Group Company Secretary and Deputy General Counsel of SABMiller plc. Prior to this, he practised law as a partner in a law firm in South Africa, and subsequently in corporate law and M&A at Hogan Lovells in the UK. He was appointed as Group Company Secretary of Barclays in November 2017 and was subsequently appointed Group General Counsel in August 2020, in addition to his role as Company Secretary. Stephen is an active industry contributor and serves as a member of the GC100 Executive Committee, the association of General Counsel and Company Secretaries working in FTSE 100 companies, having previously served as Vice-Chair until January 2022. Stephen also previously served as Chairman of the ICC UK’s Committee on Anti-Corruption.

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	6

Directors’ report: Our Group Executive Committee
Barclays has a deep bench of senior leadership talent, with a balance of skills and experience to deliver our strategic ambitions.
Continuity in Barclays’ strategy and leadership within ExCo
C.S. Venkatakrishnan (known as Venkat) was appointed as the Group Chief Executive on 1 November 2021, as detailed in the report of the Board Nominations Committee on pages 15 to 21. Shortly after his appointment, Venkat announced a series of changes to the roles of the existing members of the ExCo, with effect from 9 November 2021. These changes will ensure that, as our most senior management committee for the Group, ExCo is well-placed to support Venkat in his new role. ExCo will continue to have the right balance of skills and experience that we need in order to deliver for our stakeholders, and to not only maintain, but accelerate the Group's performance. The changes detailed below remain subject to regulatory approval where necessary.
Changes to ExCo in 2021
On Venkat's appointment as Group Chief Executive, Paul Compton became the sole President of Barclays Bank PLC (BBPLC) and the Global Head of the
Corporate and Investment Bank. Paul joined Barclays in 2016, initially as the Chief Operating Officer, and was most recently a Co-President of BBPLC (alongside Venkat), and the Global Head of Banking. Paul has been the driving force behind our success with the Power of One Barclays initiative – bringing the whole organisation more closely together to deliver the best of Barclays to our clients.
Stephen Dainton stepped down from ExCo to take on the role of Co-Head of Global Markets alongside Adeel Khan, reporting into Paul Compton. We are grateful to Stephen for his continued contribution as he takes on his new role.
Ashok Vaswani, previously Chief Executive Officer, Consumer Banking and Payments, stepped down from ExCo in order to take on a new role as the Chief Digital Strategy Officer. We firmly believe that digital will be one of the defining opportunities for financial services in the coming years and Ashok has a huge depth of digital expertise, to help us capitalise on these opportunities. We are incredibly grateful for his continued contribution in his new role, which will help Venkat and ExCo to continue to explore, and take advantage of digital opportunities to reshape the Group.
Alistair Currie became Global Head of Consumer Banking and Payments, taking over from Ashok. Alistair defined and delivered a very successful strategy in his previous role as Head of the Corporate Bank, and created a fantastic platform for the business’s future growth. His deep experience of digital transformation, in particular, is a major asset in his new role as Global Head of Consumer Banking and Payments.

C.S. Venkatakrishnan
Group Chief Executive
Tushar Morzaria
Group Finance Director
Mark Ashton Rigby
Group Chief Operating Officer and Chief Executive, BX

Paul Compton
Global Head of the Corporate and Investment Bank and President of BBPLC
Alistair Currie
Global Head of Consumer Banking and Payments
Matt Hammerstein
Chief Executive Officer, Barclays UK

Laura Padovani
Group Chief Compliance Officer
Tristram Roberts
Group Human Resources Director
Taalib Shah
Group Chief Risk Officer

Stephen Shapiro
Group General Counsel and Group Company Secretary
Sasha Wiggins
Group Head of Public Policy & Corporate Responsibility

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	7

Directors’ report: Our Governance Framework
Governance is how the Board makes decisions and provides oversight.
A Group-wide governance framework to facilitate the effective management of the Group across its diverse businesses
Board Governance
At Barclays we think of governance as how the Board makes decisions and provides oversight in order to promote Barclays’ success for the long-term benefit of our shareholders having regard to the interests of our other priority stakeholder groups – our clients, customers, colleagues and the society in which we operate.
The Barclays PLC (BPLC) Board sets the purpose and strategic direction and risk appetite of the Group and is the ultimate decision-making body for matters of Group-wide strategic, financial, regulatory or reputational significance. A bespoke corporate governance framework sets out those matters reserved solely to the decision-making power of the Board.
The Matters Reserved to the Board specifies those decisions to be taken by the Board, including but not limited to material decisions relating to strategy, risk appetite, medium term plans, capital and liquidity plans, risk management and controls frameworks, approval of financial statements, approval of large transactions, approval of share allotments and dividends. The Board has delegated the responsibility for making and implementing operational decisions and running the Group’s business on a day-to-day basis to the Group Chief Executive and his senior management team.
Individual roles on the Board and their responsibilities are set out in our Charter of Expectations. This includes role profiles and the behaviours and competencies required for each role on the Board, namely the Chair, Non-Executive Directors, Executive Directors and Committee Chairs. In accordance with the Charter of Expectations, Non-Executive Directors are responsible for providing effective oversight and scrutiny, strategic guidance and constructive challenge whilst holding the Executive Directors to account against their agreed performance objectives.
The membership of the BPLC and BBPLC Boards was partially consolidated and streamlined in 2019, leading to significantly improved coordination and efficiency and reducing complexity and unnecessary duplication.
The Board is supported in its work by its Committees, each of which has its own Committee terms of reference, which clearly set out its remit and decision-making powers. The principal Committees of the Board and their core responsibilities are set out in the 'Board Governance Framework' on page 9. This structure enables the Board to spend a significant proportion of its time focusing on the strategic direction of the Group.
The Chairs of each of the Board Committees provide a report on the work of the Committee at every Board meeting. In line with best practice, the Board Committees are comprised only of Non-Executive Directors. You can find out more about the Committees, their membership and their work during 2021 on pages 15 to 38 and 90 to 91.
We believe that an effective Board is one which delivers value for our four priority stakeholder groups – our customers and clients, colleagues, society and investors. We assess the effectiveness of our Board, its Committees and Board members annually. You can read about the 2021 effectiveness review, and progress against the 2020 review and recommendations carried forward, in the report of the Board Nominations Committee on pages 15 to 21.
Changes to our Board during 2021
In 2021, the Board welcomed the addition of two new Directors:
▪Venkat, who was appointed as the Group Chief Executive and Executive Director on 1 November 2021
▪Julia Wilson, who was appointed as a Non-Executive Director on 1 April 2021.
Brian Gilvary succeeded Crawford Gillies in the role of SID with effect from 1 January 2021.
Jes Staley stepped down as Group Chief Executive and Director of BPLC and BBPLC on 31 October 2021 and, as reported in our 2020 Annual Report, Sir Ian Cheshire stepped down from the Board on 5 May 2021.
You can read more about changes to Board composition during 2021, and succession planning for the Board, Board Committees and ExCo, including succession planning for the role of Group Chief Executive which led to Venkat's appointment as Jes Staley's successor and consideration of Non-Executive Director independence, in the report of the Board Nominations Committee on pages 15 to 21.
More recently, Robert Berry joined the Board as a Non-Executive Director with effect from 8 February 2022.
On 22 February 2022, Tushar Morzaria notified the Board of his intention to retire from the Board and as Group Finance Director, and the Board has agreed that this will take effect on 22 April 2022, with Anna Cross succeeding him as a member of the Board and as Group Finance Director on 23 April 2022.

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	8

Directors’ report continued
Our Board Governance Framework
Board of Barclays PLC
Responsible for the overall leadership of the Group (with direct oversight of matters relating to reputation, environment and culture)
Nominations
Committee

•Reviews the composition of the Board
•Recommends the appointment of new Directors
•Considers succession plans for Board, Board Committee and ExCo positions
•Oversees the annual Board, Board Committee and Director effectiveness review
For more information see page 15
Audit
Committee

▪Assesses the integrity of the Group’s financial statements
▪Evaluates the effectiveness of the Group’s internal controls
▪Scrutinises the activities and performance of internal and external auditors
▪Reviews and monitors the Group’s whistleblowing policies
For more information see page 22
Risk
Committee

▪Monitors and recommends the Group’s financial, operational and legal risk appetite
▪Monitors the Group’s financial, operational, conduct and legal risk profile
▪Considers and reports on key financial and non-financial risk issues
▪Oversees conduct and compliance and the leadership of the Risk and Compliance functions
For more information see page 31
Remuneration
Committee

▪Sets overarching principles and parameters of remuneration across the Group
▪Considers and approves remuneration for the Chair, Executive Directors, other senior executives and certain Group employees
▪Oversees remuneration issues
For more information see page 90

Group-wide Governance
BPLC, a premium listed company on the London Stock Exchange, is the parent company for the Group. The Group has a number of key operating entities, BBPLC, Barclays Bank UK PLC (BBUKPLC), Barclays Bank Ireland PLC (known as Barclays Europe), Barclays US LLC and Barclays Bank Delaware, each of which has its own board (comprising Executive and Non-Executive Directors) and board committees. Barclays Execution Services (known as BX) is our Group-wide service company and supports these main operating companies by providing technology, operations and functional services to businesses across the Group.
We have designed a Group-wide governance framework in order to facilitate the effective management of the Group across its diverse businesses by our Group Chief Executive and his ExCo, while preserving the constructive challenge, support and oversight of the Group’s major subsidiary boards in the UK, Ireland and the US, consistent with their respective legal and regulatory responsibilities and in compliance with UK ring-fencing requirements.
The Group’s corporate governance manual clearly sets out guidelines as to how the Barclays Group entities and their respective Boards and Board Committees should interact, while also providing guidance and clarity for management and Directors as to how these relationships and processes should work in practice. It is a dynamic document that continues to evolve with the changing nature of the Group.
How the Board discharged its responsibilities in 2021
Please refer to the high-level flow diagram on page 10 for details of the framework within which the Board discharges its responsibilities. You can read about the key activities of the Board during 2021 on pages 11 to 14.

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	9

Directors’ report continued

Board composition as at 31 December 2021

Balance of Non-Executive Directors – Executive Directors

No. of Directors

1
9
2
Chairman
Non-Executive Directors
Executive Directors

Length of tenure (Chairman and Non-Executive Directors)

No. of Directors

5
1
3
1
0-3 years
3-6 years
6-9 years
9+ years[b]

Gender balance

No. of Directors

8
4
Male
Female

Industry experience[c]

No. of Directors

12
Financial services
8
Political/regulatory experience
9
Current/recent Chair/CEO
4
Accountancy/ auditing
1
Operations/ technology
1
Retail/ marketing

Board allocation of time[a]

%

2021
60
14
23
4
2020
58
7
27
8
Strategy formulation and implementation monitoring
Finance (including capital and liquidity)
Governance and risk (including regulatory issues)
Other (including remuneration)

International experience[d]

No. of Directors

9
International (UK)
6
International (US)
6
International (Rest of the World)

Notes
a    The percentages are subject to rounding and therefore may not equal 100% when rounded.
Including ad hoc meetings.
b     Please refer to the report of the Board Nominations Committee on page 15 to 21 in relation to the tenure and continued independence of Tim Breedon, who has served on the Board for more than nine years.
c    Individual Directors may fall into one or more categories.
d    In relation to board experience based on the location of the headquarters/registered office of a company.

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	10

Directors’ report continued
Key Board Activities in 2021
The continuation and evolution of the COVID-19 pandemic formed the defining backdrop to the year and consequently its impact on the Group constituted one of the Board’s areas of focus for 2021. This theme ran through a wide range of areas, from the associated economic uncertainties to our future ways of working.
Against this backdrop, the Board retained its focus on our strategy, including in the context of our refreshed Purpose and newly launched Barclays Mindset. In November, the Board appointed Venkat to take on the role of Group Chief Executive. Venkat is now driving forwards the implementation of the clear strategy that the Board has established.
Beyond its consideration of the COVID-19 pandemic and its impacts, the Board spent time discussing a broad range of financial and non-financial areas over the course of the year including a variety of ESG, and Diversity and Inclusion matters, as well as the Group’s return to distributions. Alongside overarching strategy considerations, significant attention was given to consideration in detail of our climate strategy.
You can read more about some key areas of focus for the Board in 2021 in this section.
Embedding our Purpose and Mindset and continuing to build a supportive and inclusive culture
The Board recognises that business success cannot be separated from the culture of the Group and strongly believes that the Group should have a common Purpose and a single Mindset.
Following the work completed in 2020 on reinvigorating our Purpose, the Board oversaw the launch of the Group-wide Mindset – Empower, Challenge and Drive – in February 2021. Our Mindset defines the way in which we want to get things done at Barclays.
The Board reviewed the implementation and embedment of the Mindset, challenging management to ensure the global nature of the Group’s footprint was taken into account. The Board discussed how the success of the Mindset would be tracked and measured, including the launch of a new recognition platform which enables the recognition of colleagues displaying the Barclays’ Mindset (as well as our shared Values). The Board also reviewed the newly created Mindset Dashboard which highlights early insights and areas of focus, as well as management actions that are being taken to embed and enact the Mindset going forward.
Mindset is a core part of the Group’s culture and a core focus for the Board. The Board receives feedback on our culture through a number of channels including:
•receiving reports on the outcome of colleague survey results (including measurement of progress against the Mindset), and colleague views on areas such as wellbeing and ways of working
•direct engagement with colleagues locally to hear their views through channels such as town hall meetings, listening sessions on our flagship talent programmes and office visits. In 2021, this included an inaugural Global Inclusion Summit for over 600 senior leaders including our Group Chief Executive.
At the end of 2021, the Board reviewed the multiple workforce engagement mechanisms employed which enable management and the Board to listen to colleagues, monitor organisational culture and take colleague feedback into account in our key decision-making processes. It also discussed the key insights that management had gained from those mechanisms and the actions that had been, and are planned to be, taken to address colleague feedback.
Our people and culture section on pages 92 to 97 includes more information on workforce matters, including the Barclays Mindset.

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	11

Directors’ report continued
Continuing our support through the COVID-19 pandemic
During 2021, the Board continued to monitor Barclays’ response to the impact of the COVID-19 pandemic on the Group’s activities across the globe, making decisions to support each of the following key stakeholder groups:
.

Customers and clients
The Board discussed the difficulties that many of our customers and clients were experiencing such as making repayments on their mortgages and experiencing challenges with cash flow to ensure the adequacy of the support that Barclays was providing to its customers and clients.	This support included repayment holidays, as well as the UK Government support schemes for businesses, such as the Bounce Back Loan Scheme (BBLS).
.
Colleagues
The Board was keenly aware of the impact of the COVID-19 pandemic for our colleagues, closely overseeing the support provided to them, whilst also having regard to colleagues' health and wellbeing. The Board considered in particular the situation in India where it was clear that the impact of the COVID-19 pandemic differed from city to city, in order to ensure that there was an increased focus on colleague engagement and support during this difficult time.

One of the Board’s key focus areas in 2021 was the consideration of our strategy regarding the return to office of our colleagues and how Barclays would move to a future way of working.	The Board was keen to ensure a balanced and flexible approach, which met both the needs of the business whilst also preserving the benefits of flexible working. It reviewed the plans for a phased return to office developed by the ExCo with the wellbeing, and health and safety of colleagues a key consideration. As a result, and as detailed in Our people and culture section on page 92, the opportunity to work in a hybrid pattern has been extended to many colleagues (spending part of their time working from a Barclays site and part of their time working from home).
.
Society
During the year, the Board discussed the extension of Barclays’ 100x100 Programme to support communities impacted by COVID-19. This forms part of Barclays’ £100m COVID-19 Community Aid Package and has been delivering vital relief to vulnerable communities throughout the COVID-19 pandemic.	In 2021, this included support in the form of donations to organisations providing emergency relief in India.
.
Investors
In 2021, Barclays held its first 'hybrid' Annual General Meeting (AGM); a combined physical and electronic meeting. The Board shared the frustration and disappointment of our shareholders that, like the 2020 AGM, the 2021 AGM was impacted by the COVID-19 pandemic preventing shareholders from attending in person. Recognising the value of the AGM as a means of engaging with our shareholders, the Board decided to hold a hybrid AGM in order to maximise engagement whilst respecting the Government restrictions and guidance in place at the time. The hybrid nature of the meeting meant that shareholders were able to attend remotely by means of electronic facilities and to vote and to raise questions (either via the electronic platform or by telephone) in real time.	For information about our 2021 AGM and our forthcoming 2022 AGM, please see the How we comply section on pages 39 to 46.

Given Barclays’ financial position, the Board also considered it appropriate to approve the payment of a dividend and a share buyback programme at both the FY 2020 Results and the HY 2021 Results. For more details of this return to distributions, please see below.

For details of shareholder and investor (retail and institutional) engagement throughout the year, please refer to the How we comply section on pages 39 to 46.

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	12

Directors’ report continued
Strategy
The Board considered strategy matters at each of its Board meetings throughout 2021 continuing to deepen its understanding of the Group’s business and the risks and opportunities Barclays and the wider banking industry faces with a prioritised series of ‘deep dive’ sessions. This enabled the Board to spend a good proportion of its time considering longer-term and strategic issues.
Deep dive topics were informed by discussions with our shareholders and other stakeholders, as well as formal and informal Board discussions. Deep dive topics discussed by the Board covered a broad range of topics, including Payments, Investments and Advice, Transaction Banking, US Consumer Bank, Risk areas including Cyber, Ransomware and Cloud, as well as Conduct risk. In addition, the Board received updates from individual business areas and from key Group functions including Legal, Compliance, Public Policy and Corporate Responsibility, Risk and HR.
Key decisions:
▪Endorsement of strategy
▪Approval of the Group’s Medium Term Plan (MTP)

Succession
The Board approved Venkat's appointment as the new Group Chief Executive with effect from 1 November 2021. Succession planning for the Board, the Board Committees and ExCo is a key focus for the Board and the Nominations Committee. You can read more about Venkat's appointment and the succession planning for the role of Group Chief Executive which led to Venkat’s appointment as Jes Staley’s successor, and details of the work the Board Nominations Committee has undertaken with respect to succession planning for the Board, Board Committees and ExCo, in the report of the Board Nominations Committee on pages 15 to 21.
Key decisions:
▪Appointment of Venkat as Group Chief Executive
Delivering on Diversity and Inclusion
The Board, together with management, remains focused on building a supportive and inclusive culture and driving measurable progress. One specific area of focus during 2021 was the Group’s Race at Work ambitions and progress made against its Race at Work Action Plan. The Board reviewed and discussed the progress that had been made against these ambitions and oversaw the publication of our inaugural Diversity and Inclusion Report, as well as the appointment of the Group Chief Diversity officer and a new Global Head of Race at Work.
The Board discussed management’s review of Barclays’ workforce policies and practices which are designed to support Barclays’ efforts to attract, develop and retain diverse talent, and embed an inclusive culture. The Board agreed with management that the workforce policies and practices remain consistent with Barclays’ Values and support Barclays’ long-term sustainable success.
In addition, the Board scrutinised the existing Board Diversity Policy which includes a gender diversity target (33% female) and adopted an updated Policy on 9 February 2021. The updated Policy includes a new ethnic diversity target aligned with the Parker Review (at least one Board member to be a Person of Colour). The Board reconfirmed its commitment to these targets on 9 February 2022. Further detail can be found in the report of our Board Nominations Committee on page 18.
The Board reviewed Barclays’ response to the diversity consultation papers jointly issued by Barclays' regulators, the Prudential Regulation Authority (the PRA), the Financial Conduct Authority (the FCA) and the Bank of England (the BoE), and discussed the practical challenges to the implementation of the proposals.
Key decisions:
•Adoption of an updated Board Diversity Policy
Sustainability and ESG (including Climate)
Barclays' climate ambition, set by the Board, is to be a net zero bank by 2050 and Barclays is committed to Paris alignment across all of its financing activities. Within this context, the Board is focused on the delivery of this ambition. Towards the end of 2021, our Group Chief Executive addressed more than 1,500 clients, investors and corporates at Barclays' Investment Bank's flagship ESG conference 'Making the transition' to discuss Barclays' role in the transition.
During 2021, the Board:
•monitored and provided oversight of Barclays' climate strategy and policies and discussed in detail its progress and evolution
•considered the proposed scope of the 'Say on Climate' vote that was announced at the 2021 AGM and which will be put to shareholders at the 2022 AGM. Further details of the 'Say on Climate' vote will be set out in the 2022 Notice of AGM
•reinforced its strategic climate leadership ambition including Barclays' status as a founding member of the Net Zero Banking Alliance together with other banks across multiple countries
•reviewed the potential financial, operational, commercial and legal implications of Barclays’ climate strategy
•considered climate-related data and reporting, and discussed how progress could be monitored
•agreed that the ESG report should form part of the Annual Report
•reviewed and approved the updated ERMF which included Climate risk as a Principal Risk with effect from 1 January 2022.
The Board also recognises that the Group has a core social duty to execute its business well, efficiently, responsibly, and to a high quality. The Board accordingly received a deep dive presentation on social impact (the S Strategy), considering how the S Strategy linked to Barclays’ Values and in particular considered the approach we take for our communities.
In 2021, a new Group Head of Sustainability was appointed to assist the Group Head of Public Policy and Corporate Responsibility in taking forward the Group’s ESG agenda.

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	13

Directors’ report continued
The Board received regular updates on Public Policy and Corporate Responsibility matters (together with Group Reputation Risk Reports) from the Group Head of Public Policy and Corporate Responsibility (PPCR). These updates covered matters such as key government and regulatory policy, regulatory engagement and ESG matters including climate and modern slavery. Four climate-specific updates were provided to the Board by the Group Head of PPCR and the Group Head of Sustainability, covering areas such as progress on our climate strategy, policy updates, industry trends, stakeholder engagement and target-setting.
In line with our commitment to offer shareholders a 'Say on Climate', we will be publishing an update on our climate strategy, targets and methodology in advance of the 2022 AGM.
Key decisions:
▪Approval of the Group’s ESG report for 2020
▪Approval of the Group’s 2020 Modern Slavery Statement
▪Approval in principle of Barclays' approach to 'Say on Climate'
▪Approval in principle of Barclays’ climate strategy
▪Approval of the Group’s Taskforce on Climate-related Financial Disclosures Report for 2020
▪Approval of the Group's Enterprise Risk Management Framework (ERMF) including Climate risk as a Principal Risk within the ERMF
Return to Distributions for 2021
In response to the impact of the COVID-19 pandemic, the PRA made a public statement in 2020 and wrote to the CEOs of a number of banks, including Barclays, requesting that dividend payments and buybacks be suspended temporarily. 2021 saw the PRA permit the resumption of capital distributions by UK financial institutions provided that boards operate within the PRA’s framework.
The Board considered the Group’s capital distributions strategy, having regard to the appropriate balance of dividends and share buybacks and considering other uses of excess capital as well as the longer-term approach to distributions.
Having undertaken this assessment, and noting the strength of our business, the Board decided for the FY 2020 Results to approve the payment of a dividend of 1p per share, coupled with a share buyback programme of up to £700m. Given Barclays’ strong capital position and strong business performance at the HY 2021 Results, the Board approved a half year dividend for the period ended 30 June 2021 of 2p per share and a share buyback of up to £500m.
Following the withdrawal of the SCRIP dividend programme, the Board also approved the introduction of a dividend reinvestment plan (DRIP) for those shareholders who wish to elect to use their dividend payments to purchase additional ordinary shares, rather than receive a cash payment.
Key decisions:
▪Approval of a full year dividend for the year ended 31 December 2020 of 1p per share and approval of a share buyback of up to £700m
▪Approval of a half year dividend for the period ended 30 June 2021 of 2p per share and approval of a share buyback of up to £500m
▪Approval of the introduction of a DRIP

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	14

Directors’ report: Board Nominations Committee report
Balancing skills, experience and diversity to support the continued delivery of the Group’s strategy.
Robust succession planning for the Board, Committees and ExCo
Having the right balance of skills, experience and diversity of background and opinion on the Board is key to supporting the continued delivery of the Group’s strategy, and to providing, informed and constructive challenge to management whilst acting fairly and in the interests of all stakeholders. The Committee plays a vital role in ensuring we are able to achieve this, with its focus on effective Board, Board Committee and ExCo composition and robust succession planning for these and other critical senior management roles.
As reflected in the Committee’s allocation of time, succession planning was an area of significant focus during the year, notably in the context of the Board’s appointment of Venkat as our new Group Chief Executive. The Committee and the Board were pleased to have identified strong internal successors for the roles of Group Chief Executive, and Group Finance Director, following ongoing review of the succession planning for these roles during 2020 and 2021. At the time of his appointment, Venkat held the role of Head of Markets and Global Co-Head of the CIB, and had been identified by the Committee and the Board as the ‘Ready Now’ successor for the role of Group Chief Executive. The Board is confident that Venkat will be a great leader of Barclays.
The Chairman (with the support of the Committee) has overseen a significant refresh of the Board since his appointment, with the appointment of five new independent Non-Executive Directors, Dawn Fitzpatrick, Mohamed El-Erian, Brian Gilvary, Julia Wilson and Robert Berry since 2019, as well as reviewing succession planning for key Board roles including the role of Board Risk Committee Chair as outlined further below. These Board appointments have brought new and diverse perspectives to the Board, enhancing its effectiveness and also providing valuable input and support to the work of its Committees.

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	15

Directors’ report: Board Nominations Committee report continued
During the course of 2021, the Committee considered and assessed the skills and experience required for the Board looking ahead over the next four years, taking account of the anticipated needs of the Board, its Committees and the business, as well as the ordinary course retirements of a number of long-serving Directors. The Committee agreed a series of priorities which will be considered and refreshed as it reviews potential additions to the Board and manages a robust and orderly succession plan. As ever, diversity remains a priority in all our searches.
As important as the 'who' is the 'how': a key part of the Board's effectiveness is how it operates in practice.
In 2021, we continued to strive for simplicity and clear focus in the Board’s agendas, papers and presentations, building on the progress made in previous years. The Board continued to operate on the basis of a partial consolidation and streamlining of the BPLC and BBPLC Boards which was implemented in 2019, whereby the membership of the BBPLC Board became a subset of the BPLC Board, with all members of the BPLC Board, except the SID, the Chair of BBUKPLC and one other Non-Executive Director, also serving on the Board of BBPLC. In addition, having the Chairs of some of the Group’s main subsidiaries as members of the BPLC Board, has continued to support significantly improved coordination and efficiency, whilst enabling appropriate focus on the matters relevant to each entity.
This year’s Board Effectiveness Review specifically reviewed the effectiveness of the Board and Board Committee structure during the year, and the results of the review confirmed that our Board governance structure continues to deliver its intended benefits whilst respecting the spirit of the ring-fencing legislation in relation to decision-making affecting BBUKPLC.
Committee membership
The Committee is composed solely of Non-Executive Directors and is chaired by our Chairman. Details on Committee membership and meeting attendance are set out on page 15.
Principal activities
The Committee’s allocation of time during 2021 is set out on page 15 and the Committee’s principal activities during 2021 are set out on this page.
In discharging its responsibilities, the Committee takes into account feedback from key stakeholders and from Board discussions more widely.
Committee responsibilities
1    Ensuring the right individuals are appointed – in line with suitability criteria – who can discharge the duties and responsibilities of Directors.
2     Planning for effective ExCo, Board and Committee composition, through focusing on appointment and succession based on merit and skill, through a diversity lens.
3     Leading candidate search and identification.
4     Regularly reviewing succession planning and recommendations for key executive and non-executive roles.
5     Monitoring time commitments for incoming and existing Directors to ensure sufficient time for effective discharge of duties.
6     Monitoring compliance against corporate governance guidelines and the Diversity Policy, including yearly review and any recommendations for enhancements.
7     Ensuring compliance by the Board with legal and regulatory requirements.
8     Agreeing the approach to individual Director, Board and Committee effectiveness reviews and implementing any required actions.
9     Considering and authorising, subject to ratification by the Board, conflicts of interest.

Approval of the appointment of Venkat as Group Chief Executive.	1||2||3||4
Candidate evaluation for both executive and non-executive current and future roles including review of core skills and (for internal candidates) scrutiny of internal feedback.	1||2||3||4
Review of the balance of skills and diversity on the Board, and leading the search and recruitment process (including conflict analysis) for potential candidates. The Committee utilised external search consultants Spencer Stuart and Egon Zehnder to facilitate the targeted external mapping and search processes based on agreed and reviewed criteria.
1||2||3||4|6|9
Review of Directors’ tenure and effectiveness, and identifying candidates for re-election at the AGM.	I1|2|4|5|6|7|8
Approval of changes in Board Committee composition during the year, including the appointment of Dawn Fitzpatrick as a member of the Board Remuneration Committee.	1|2I|3|4|5
Review and approval of the extension of Tim Breedon’s tenure as a Non-Executive Director – refer to page 19 for further information.	1||2||4||6||7
Review of ExCo composition and succession planning for strengths and diversity of the development of ExCo members and key successors.	1|3||4||6
Review of recommendations and suggested improvements arising from the 2020 Board effectiveness review.	1||2||7||8
Oversight of the externally facilitated 2021 Board Effectiveness Review undertaken by Christopher Saul Associates (CSA).	8
Consideration of Director training and development, including the Board briefing session.	7||8
Review and approval of size, composition and succession planning for the Board and the Board Committees, including updates on succession planning for the Group’s main subsidiary company Boards.	1||2||4|5
Review and update of the Board Diversity Policy in February 2021, including re-affirming the existing gender diversity target (33% female) and adopting a new ethnic diversity target aligned with the Parker Review on the ethnic diversity of UK Boards (at least one Board member to be a Person of Colour) – refer to page 18 for further information.
2||6

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	16

Directors’ report: Board Nominations Committee report continued
Changes to the Board in 2021:
Group Chief Executive
With effect from 1 November 2021, Venkat took over as Group Chief Executive, and became an Executive Director of BPLC and BBPLC.
Venkat brings significant skills and experience to the Board, as set out in his biography on page 4. He has over 26 years of experience in financial services, and since joining Barclays in March 2016 has held the roles of Group Chief Risk Officer (from 2016 to 2020) and Global Head of Markets & Co-President of BBPLC (from October 2020 until his appointment as Group Chief Executive).
As part of the Board’s oversight over long-term succession planning, the Committee reviewed succession planning for the role of Group Chief Executive in September 2020. This review included discussion regarding potential internal and external candidates, including an external market mapping review, which was refreshed again over the summer of 2021. Reflecting on the market mapping exercise, the Committee noted the likely challenges around the recruitment of an external candidate with the requisite skill set and experience, and also discussed development for Venkat as part of the approach to 'ready' key successors.
Venkat’s appointment to the role of Global Head of Markets & Co-President of BBPLC in October 2020, which followed the Committee’s discussions in 2020, was designed to build on and develop his commercial experience and to provide a potential internal candidate for Group Chief Executive succession. With regard to the latter, the Board put in place development for Venkat for the role of Group Chief Executive, and had been working to this for the 12-month period leading up to Venkat’s appointment. This included Venkat attending regular meetings with the Chairman, the Chair of the Board Risk Committee, and through external mentoring.
In considering Venkat’s appointment, the Committee – and the Board – took into account feedback on his development, and from ongoing discussions with Board members over the previous year which demonstrated broad support for Venkat as a possible internal successor as Group Chief Executive. The Committee and the Board also had regard to Venkat’s significant strength as an enterprise leader as part of the Group ExCo, his expanded leadership and commercial experience through his appointment to the Global Head of Markets role, including leading Front Office personnel and engaging directly with clients and key stakeholders of the CIB, as well as his background in Risk.
The Committee and the Board also took into account the broader contributions Venkat had made to Group-wide areas such as Barclays’ ESG agenda (through the development of Green Finance initiatives and the development of the BlueTrack™ methodology), and to Barclays’ diversity agenda. The Committee and the Board had regard to the stability that his appointment as an internal candidate would bring to the Group’s key stakeholder groups, in particular shareholders, colleagues, and customers/clients.
Jes Staley stepped down as Group Chief Executive and as a Director of BPLC and BBPLC with effect from 31 October 2021.
Changes to the Board in 2021:
Non-Executive Directors
We welcomed a new Non-Executive Director in 2021, Julia Wilson, who was appointed as a Non-Executive Director and as a member of the Board Audit Committee with effect from 1 April 2021. Julia’s appointment reflects our commitment to strengthening our Board through the addition of highly respected individuals with strong financial services expertise. She brings significant corporate finance, tax and accounting experience to the Board and to the Board Audit Committee, and the details of her skills and experience are set out in her biography on page 6.
The Board was also pleased to announce that Robert Berry (latterly Co-Deputy Chief Risk Officer of Goldman Sachs prior to his retirement in 2018) joined the Board as a Non-Executive Director on 8 February 2022, and will become Chair of the Board Risk Committee (subject to regulatory approval) and a member of the Board Audit Committee with effect from 1 March 2022.
As foreshadowed in our 2020 Annual Report, Sir Ian Cheshire stepped down from the Board at the conclusion of the 2021 AGM on 5 May 2021. We are grateful to Sir Ian for his contribution to Barclays, in particular as Chair of BBUKPLC until 31 December 2020 and the important role he played in establishing the Board of our ring-fenced bank.
In light of Crawford Gillies’ appointment as Chair of the BBUKPLC Board on 1 January 2021, Brian Gilvary succeeded Crawford in the roles of SID (with effect from 1 January 2021) and Board Remuneration Committee Chair (with effect from 1 March 2021). As at the date of succeeding Crawford as Board Remuneration Committee Chair, Brian had served as a member of the Board Remuneration Committee for a period of 12 months as recommended by the Code.
In light of the time commitment associated with his appointment as Chair of Barclays Bank Ireland PLC in April 2021, during the year Tim Breedon stepped down as a member of the Board Remuneration and Audit Committees. Tim will also retire as a member and Chair of the Board Risk Committee, and as a member of this Committee, with effect from 28 February 2022. Tim has served as Chair of the Board Risk Committee since 2014 (and as a member since 2012). The Board is grateful to Tim for his valuable contribution to each of these Committees and the Board is pleased that he will remain part of the Group as Chair of Barclays Bank Ireland PLC and through his ongoing membership of the Board as a Non-Executive Director.
In addition, Dawn Fitzpatrick was appointed as a member of the Board Remuneration Committee with effect from 1 July 2021.
Board size
The appointment of Julia Wilson, effective 1 April 2021, temporarily increased the size of the Board from 12 to 13 before it reduced to 12 following the resignation of Sir Ian Cheshire on 5 May 2021. The size of the Board returned to 13, following the departure of Jes Staley on 31 October 2021, Venkat’s appointment on 1 November 2021 and Robert Berry’s appointment on 8 February 2022.
The Committee is confident that the size of the Board remains effective taking into account the need to be small enough to operate in an efficient and collaborative manner and the need to be large enough to have an appropriate mix of skills and diversity and to support succession planning and the additional roles and responsibilities of some of our Directors on Board Committees, and on the Boards of BBPLC, BBUKPLC, Barclays US LLC, BX and Barclays Bank Ireland PLC.
Non-Executive Director recruitment
In addition to discussions at formal meetings, the Board and the Committee have discussed succession in detail at regular points in 2021, as detailed on page 19. This included consideration of longer-term succession planning (looking ahead to the skills that may be required on the Board in the future) and medium-term succession planning to ensure the orderly refreshing of the Board and its Committees.
As a result of our long-term and medium-term succession planning in 2021, as noted on page 19, we have reviewed our search criteria to complement the current range of skills on the Board with additional Non-Executive Directors. The Committee approved a series of skills-based priorities for potential candidates which is now underpinning our searches going into 2022, with the aim of finding candidates with sufficient board experience and the relevant skills to make a meaningful contribution to Board deliberations, and enhance the Board’s ability to provide informed and constructive challenge to management in the development of the Group’s strategy, and therefore its effectiveness. As noted above, these priorities are reflective of the skills and experience anticipated to be required for the Board over the next four years, taking account of the needs of the Board, its Committees and the business, as well as ordinary course retirements of a number of long-serving Directors.

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	17

Directors’ report: Board Nominations Committee report continued
Our priorities include identifying potential candidates with technology experience, continuing our previous search as detailed in our 2020 Annual Report, as well as for a finance professional with recent and relevant financial experience.
The search for potential candidates with technology experience has remained challenging. Going into 2022, the Committee has discussed broadening the search base, including in regard to the particular nature of the technology experience that might be desirable.
Independent external search firms Spencer Stuart and Egon Zehnder have supported our search for potential Board candidates during the year. Capturing the clear benefits of diversity of background and opinion is at the forefront of that search. Spencer Stuart and Egon Zehnder do not have any connection to Barclays or any of the Directors other than to assist with searches for executive and non-executive talent.
The Committee has set rigorous criteria for the roles it is seeking to fill based on the strategic priorities identified in 2021, both in terms of experience and personal qualities. The Committee continues to review the search remit and give further consideration to the desired skills and experience, in order to ensure due consideration is given to strong potential candidates that would further enhance the effectiveness of the Board. Open advertising for Board positions was not used this year.
The Committee reviewed the Non-Executive Director selection and appointment process in 2021, which was refreshed in 2019, and concluded that no material changes were required to the current process. It was agreed that, where possible, all Board members should have the opportunity to meet potential candidates, and also that searches for potential candidates should be coordinated across the Group’s significant subsidiaries where appropriate.
As referenced above, Robert Berry joined the Board as a Non-Executive Director on 8 February 2022, and will become Chair of the Board Risk Committee (subject to regulatory approval) and a member of the Board Audit Committee with effect from 1 March 2022.
Robert will bring to the Board robust risk management expertise and a proven track record of risk management for a global financial institution, as he takes on the important role of Chair of the Board Risk Committee. He will also bring an international perspective having worked and lived in the United States for much of his life. The Committee and the Board are confident that he will be a positive addition to the balance, skills and experience of the Board and the Board Risk and Audit Committees.
Diversity
Both the Committee and the Board recognise and embrace the benefits of diversity – of gender, ethnicity, cognitive and personal strengths and social backgrounds – at Board, ExCo and senior management level, and consider this an essential element of maintaining a competitive advantage and effective governance, as well as mitigating the risk of ‘group think’.
Further to the Committee’s recommendation, the Board adopted a revised version of the Board Diversity Policy on 9 February 2021, re-affirming the existing gender diversity target (33% female) and adopting a new ethnic diversity target aligned with the Parker Review on the ethnic diversity of UK Boards (at least one Board member to be a Person of Colour). The Board Diversity Policy confirms that the Committee will consider candidates on merit against objective criteria with due regard to the benefits of diversity when identifying suitable candidates for appointment to the Board. The Board reconfirmed its commitment to these targets on 9 February 2022. You can read more about the Board’s consideration of diversity and inclusion related matters on page 13.
Following changes in Board composition in 2020, the Board’s gender diversity was 25% female as at 31 December 2020. With the appointment of Julia Wilson to the Board, and Sir Ian Cheshire stepping down, as at 31 December 2021 Board gender diversity was 33% female, in line with both the Board Diversity Policy and the Hampton Alexander Review target.
Ensuring diversity at Board Committee level remains a priority for the Board and the Committee. As at 31 December 2021, the gender diversity of each of the Board Committees was as follows: Board Audit Committee - 67% female; Board Remuneration Committee - 67% female; Board Risk Committee - 33% female; and Board Nominations Committee - 17% female.
Whilst the appointment of Robert Berry as a Non-Executive Director (effective 8 February 2022) took us to 31% (as at the date of this report), just below the Board’s gender diversity target of 33% female, the Committee remains committed to continuing to bring the very best, diverse talent we can attract to the Board.
Group-wide, Barclays remains committed to improving the diversity of its leaders and has set a number of targets focused on creating more gender diversity in its wider workforce, including its ambition to achieve 28% female Managing Directors and Directors by the end of 2021. You can read more about gender diversity at Barclays, including data on the percentage of females at Managing Director and Director level, on Group ExCo and within ExCo direct reports and in Barclays’ wider workforce in Our people and culture section on pages 92 to 97.
As at 31 December 2021, 25% of the Board was from an ethnically diverse background, meeting the recommendations contained within the Parker Review Committee Report into the Ethnic Diversity of UK Boards and the ethnic diversity target in the Board Diversity Policy.
The Parker Review and Board Diversity Policy ethnicity targets continue to be met following the appointment of Robert Berry on 8 February 2022 (and as at the date of this report), although the percentage of Directors from an ethnically diverse background has reduced from 25% to 23%.
Alongside the Board, the Committee continues to champion the Group’s Race at Work Action Plan, designed to increase the number of under-represented minority employees in our wider workforce; providing more Black and ethnically diverse colleagues with access to career and development opportunities; creating a culture of allyship; and being transparent and measuring our outcomes. Venkat, our Group Chief Executive, has made a significant contribution to Barclays’ diversity agenda, and is the executive sponsor for Embrace, the global multicultural network at Barclays. As described on page 13, the Board received regular updates during the year on the Group’s Race at Work ambitions and progress against its Race at Work Action Plan.
You can find more information on diversity and inclusion, including Barclays’ Race at Work Action Plan and targets to increase the number of under-represented minority employees in the UK and US within our wider workforce by the end of 2025, in Our people and culture section on pages 92 to 97. You can also read more in our Diversity and Inclusion Report, which will be made available on our website.
Non-Executive Director Independence
The Committee reviewed the independence of the Non-Executive Directors and, in the cases of Mike Ashley, Crawford Gillies and Diane Schueneman, all of whom have served on the Board for more than six years, and Tim Breedon who has served on the Board for more than nine years, their independence was subjected to a more rigorous review. The Committee remains satisfied that the lengths of their tenure have no impact on their respective levels of independence or the effectiveness of their contributions. The Committee and the Board consider all of the Non-Executive Directors to be independent.

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	18

Directors’ report: Board Nominations Committee report continued
For details of the Committee’s review of the independence of Tim Breedon in the context of the extension of his tenure beyond a nine-year term, please refer to the Succession section below.
Succession
Robust succession planning for both the Board and the ExCo, taking into account current and anticipated future business needs and ensuring a good balance of skills, experience and effectiveness while recognising the benefits of diversity, is a key role of the Committee. In addition to formal meetings, as noted in further detail above, the Committee has discussed succession at regular points throughout 2021, including with the Board.
Effective succession planning should take into account contingency planning (for any unforeseen departures or unexpected absences), medium-term planning (orderly refreshing of the Board, Committees and the ExCo) and long-term planning (looking ahead to the skills that may be required on the Board and the ExCo in the future).
The succession planning for the role of Group Chief Executive is described in further detail on page 17 above.
On 1 November 2021, Tim Breedon had served on the Board for nine years. The Board considers that Tim's breadth of financial services sector experience and deep knowledge of risk and regulatory issues continues to bring significant value to Board discussions, and that his continued tenure as a Non-Executive Director will support a smooth transition of the role of Board Risk Committee Chair in March 2022 (as described on pages 17 to 18).
The Board also considers it advantageous to Group-wide decision-making and appropriate in the near term for the Chairs of the Group's significant subsidiaries to sit on the BPLC Board, considering that it brings important insight to Board discussions, and connectivity with our significant subsidiaries. Accordingly, given Tim's role as Chair of Barclays Bank Ireland PLC, the Group's principal European subsidiary, the Board believes it is appropriate for Tim to continue as an independent Non-Executive Director on the Board. This is consistent with the approach in respect of Crawford Gillies (who is also the Chair of BBUKPLC) and Diane Schueneman (who is also the Chair of BX).
Tim remains strongly independent and continues to provide effective challenge, advice and support to management on business performance and decision-making. Having undertaken a rigorous review of Tim's performance as a Non-Executive Director and taking into account other relevant factors that might be considered likely to impair, or could appear to impair, independence including as set out in Provision 10 of the Code, the Board considers Tim to be independent.
Tim stepped down as a member of the Audit and Remuneration Committees on 31 October 2021 as noted above.
Following Venkat’s appointment as Group Chief Executive, a number of changes were made to the roles of the existing members of our ExCo with effect from 9 November 2021, to ensure that it continues to have the right balance of skills and experience that we need to deliver for our stakeholders and continue to accelerate our performance. The Committee reviews and discusses all ExCo changes prior to announcement, taking into account executive succession plans, and considers all the changes to ExCo composition during the year. You can read more about the changes made to the roles of the existing members of the ExCo on page 7.
Director training and development
In accordance with its Terms of Reference available at home.barclays/who-we-are/our-governance/board-committees, the Committee supports the Chairman in developing and monitoring effective induction, training and development for the Board.
Opportunities for in-person Director training remained limited in 2021 due to the impact of the COVID-19 pandemic and social distancing guidance. However, Directors continued to deepen their understanding of the business through Board deep dives, briefings for Board members on key risk topics, and Group function reviews, as described in more detail on page 13. Deep dive topics covered in 2021 covered many areas of the business including Payments, Investments and Advice, Transaction Banking, US Consumer Bank, and Risk areas including Cyber, Ransomware and Cloud, as well as Conduct risk.
In addition, the Board received updates from selected individual business areas and from key Group functions including Legal, Compliance, Risk and HR. The Board also continued to receive regular updates on Public Policy and Corporate Responsibility matters, as described on page 14, on Reputation Risk matters (for which the Board has direct oversight), as well as a broad range of topics including Barclays’ government, industry and regulatory advocacy in addition to ESG matters including climate change. Board members were also invited to attend an Operational Resilience ‘teach-in’ session at the Board Risk Committee’s October 2021 meeting, which focused on the Group’s approach to resilience and evolving regulatory expectations in this area.
The Board also received an annual briefing on regulatory responsibilities, including the Senior Managers Regime and on Barclays’ conduct and financial crime policies and standards.
Following his appointment as Group Chief Executive and Executive Director of BPLC and BBPLC, Venkat received a tailored Executive Director induction to the Board which included sessions covering Board governance key matters such as Directors’ duties, Senior Managers Regime and Conduct rules, indemnity and insurance cover for Directors, conflicts of interest, disclosure requirements pursuant to the Market Abuse Regime and the Disclosure Guidance and Transparency Rules (DTRs), the Group Securities Dealing Code, US Corporate Compliance and the Code. Venkat has also had regular one-to-one meetings with the Chairman throughout his induction period, which also included attending one-to-one meetings with each of the Non-Executive Directors, and the Chairs of the Group’s main subsidiary Boards (including the Chair of Barclays US LLC).
A comprehensive Non-Executive Director induction was completed for Julia Wilson, with sessions covering Board engagement and introductions, strategy, culture, finance, specific business areas, risk, sustainability and ESG, compliance, internal audit, governance matters and additional meetings with the business. A Non-Executive Director induction is currently in progress for Robert Berry, following his appointment to the Board on 8 February 2022.
Brian Gilvary received a briefing on his responsibilities as the Board Remuneration Committee Chair from the Group Reward and Performance director, and a briefing from Crawford Gillies (as outgoing Board Remuneration Committee Chair) by way of a formal handover meeting in accordance with the requirements of the Senior Managers Regime. He also received a briefing on his responsibilities under the Code as SID.
In addition, Dawn Fitzpatrick received an induction in relation to her appointment as a new member of the Board Remuneration Committee. The induction covered Barclays’ remuneration philosophy and Fair Pay Agenda, governance, the regulatory environment, the Directors’ Remuneration Policy, Barclays’ incentive pools, risk adjustments and wider context relating to Fair Pay, Pay Gaps and Wider Workforce issues.
Board members who joined the boards of the Group’s main subsidiary companies during 2021, including Crawford Gillies as Chair of BBUKPLC and Tim Breedon as Chair of Barclays Bank Ireland PLC, have also received comprehensive inductions in respect of these businesses which has further broadened their knowledge and understanding of the Group and brought helpful insight to the Board.

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	19

Directors’ report: Board Nominations Committee report continued
In 2022, we plan to reprise the bi-annual briefing sessions delivered to the Board prior to the onset of the COVID-19 pandemic. These sessions were intended to deepen and broaden the Board's understanding of some of the more complex and technical areas of the business, typically covering three or four topics per session. Subject to any changes in social distancing guidance, it is anticipated that these sessions will be conducted in person in the US and the UK, with Non-Executive Directors from our significant subsidiaries in attendance, and would be combined with a site visit which would also provide the Board with an opportunity for direct workforce engagement.
Review of Board, Committee and individual Director effectiveness
Progress against 2020 Board Effectiveness Review, including recommendations carried forward
As reported in our last Annual Report, we carried forward certain recommendations which had been partially addressed in light of disruption due to the demands of the COVID-19 pandemic. These included the following recommendations:
■schedule fewer deep dives and allocate more time to each of them in 2021, to allow for increased discussion and debate, and facilitate deeper discussion of complex issues without significantly increasing demands on the Board’s time
■increase input to the Board from outside Barclays on a wider range of issues
■consider providing Board members with more opportunities to visit parts of the business in person (once COVID-19 pandemic-related restrictions are lifted), to gain a broader understanding of the business and to help facilitate direct workforce engagement
■add greater technology expertise to the Board, through greater external input or by looking to expand or adjust Board membership.
Whilst we made good progress against some of these recommendations, the ongoing restrictions arising from the COVID-19 pandemic, particularly the continued lack of opportunity for in-person engagement and informal interaction, made matters such as scheduling business site visits to facilitate greater business and colleague engagement challenging.
While good efforts have been made to provide opportunities for online engagement and our Chairman was able to travel to the US when the opportunity allowed, we hope that we will be able to enable more of these things in the year ahead.
As noted in further detail above, we are continuing to search for a suitable candidate with technology expertise, who also can contribute to the overall effectiveness and diversity of the Board.
The Board deep dives schedule provided the basis for a dynamic programme of strategic business reviews during 2021, and was updated throughout the year to take account of feedback from Board members and the Group’s strategic priorities, as well as key developments. During the course of the year, the Chairman continued to invest a significant amount of time with management developing the key questions for the Board’s consideration in the deep dive papers, and re-instituted an annual corporate strategy discussion which provides an important framework against which to set the deep dives, consolidates areas of strategic follow up, and which also provides opportunity for a more wide-ranging discussion regarding the challenges and opportunities for the business. Going into 2022, and with the Board now having considered the main business areas and strategic issues through the deep dives schedule, the Board has determined that it is now appropriate to revert to a more typical agenda cadence and approach to the consideration of strategy. Feedback from our 2021 Board Effectiveness Review also highlighted that there was merit in now refreshing these sessions.
2021 Board, Board Committee and Individual Director Effectiveness Reviews: Process
The 2021 evaluation of the performance of the BPLC Board, Board Committees and individual Directors was externally facilitated, as required by the Code.
Further to a selection process facilitated by the Committee to identify a suitable external facilitator, which involved consideration of a number of potential facilitators, CSA, an independent, external corporate governance advisory firm was chosen to facilitate the 2021 review.
CSA was chosen on the basis that it offered not only the relevant skills but also some prior knowledge of the Group in the context of past advisory roles of CSA and its Managing Director (as disclosed below), and thus the ability to provide more insightful feedback. CSA has no connection to the Group or any individual Director, save as disclosed below.
In 2017 to 2018 and February 2020, CSA was engaged by Barclays in an advisory capacity (alongside external legal counsel, Slaughter and May) in relation to certain legal and regulatory matters. From July 2019 to June 2021, CSA’s Managing Director, Christopher Saul, provided mentoring support to a current member of the ExCo. Whilst acting in his capacity as a partner at Slaughter and May (from which he retired in April 2016), Christopher Saul gave legal advice to Barclays in relation to certain corporate law related matters. CSA and Christopher Saul have no current advisory or mentoring engagements relating to Barclays, its Board or ExCo.
The Committee considered CSA’s independence prior to the firm’s appointment and was confident that, notwithstanding that CSA and Christopher Saul had previously advised Barclays as outlined above, CSA would not be constrained in its ability to express an independent view as the external facilitator of the 2021 Board, Board Committee and individual Director effectiveness evaluation.
The Boards of each of BBPLC, BBUKPLC and Barclays Bank Ireland PLC also elected to appoint CSA to undertake an independent, external evaluation of their effectiveness, and CSA’s review of the effectiveness of BBPLC’s Board, Board Committees and individual Directors was conducted in parallel with the BPLC review given the partially consolidated structure of the BPLC and BBPLC Boards.
As part of the BPLC and BBPLC review, CSA conducted a structured one-on-one interview process with each member of the Board, all members of ExCo, certain members of the BBPLC ExCo, and the lead audit engagement partner of the Group’s auditor, KPMG, to obtain feedback on the effectiveness of the Board, the Board Committees and individual directors throughout 2021. CSA also observed certain meetings of the Board and the Board Committees during September, October, November and December 2021. CSA issued its final reports on the findings of the effectiveness review to the Boards of BPLC and BBPLC in December 2021.
CSA’s feedback provides an important input into the further development of the performance and effectiveness of the Board, in particular in identifying areas in which the Board could be more effective.

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	20

Directors’ report: Board Nominations Committee report continued
Feedback from the review indicated that the Board is operating effectively and that the Board is collegiate, positive, professional and supportive, yet challenging, and benefits from a strong mix of skills and experience with contributions by all Directors during meetings despite restrictions on physical attendance as a result of the continuing COVID-19 pandemic. Meetings were considered to be well and inclusively chaired, including in hybrid format.
It was noted that the Board takes timely and well-informed decisions, and has a good understanding of the Group’s business. Constructive challenge of management by Non-Executive Directors was observed, noting significant positive development in the Board’s relationship with management which was observed as being constructive and respectful.
The size of the Board was considered to be effective, with a variety of skills and backgrounds. This enabled meaningful and stimulating diversity of thought and contribution, whilst acknowledging the potential benefits of appointing an additional Non-Executive Director with an understanding of digitally-led consumer-facing businesses. This would be given further consideration in the context of the current search for an additional Non-Executive Director with technology expertise. The Chairman’s inclusive and thoughtful style, and progress made in refreshing the Board, were recognised.
Board succession planning was observed as being very much front of mind for the Non-Executive Directors, and the transition following Venkat’s appointment as Group Chief Executive was seen to be progressing well.
Feedback from the review confirms that concurrent meetings of the BPLC and BBPLC Boards remain effective and work well in practice, with Board Committees operating effectively and being duly integrated into overall Board processes. In addition, the roles of Crawford Gillies, Diane Schueneman and Tim Breedon as the Chairs of BBUKPLC, BX and Barclays Bank Ireland PLC were felt to facilitate the sharing of additional perspectives relating to these significant subsidiaries.
2021 Board Effectiveness Review: Recommendations
The Committee has reviewed the Board Effectiveness Review report recommendations from CSA and will be giving further consideration to the implementation of the following matters during 2022:
■whilst feedback indicated that Board deep dive sessions were generally appreciated by members, consideration should be given to how the approach to these sessions might be refreshed
■since it had been necessary for the Board to devote a significant part of its agenda to immediate challenges and business strategy over the last two years through the COVID-19 pandemic, consideration should be given to how future Board agendas might be moved more towards important aspects of corporate strategy, including enhanced focus on capital allocation and issues presented by the external environment over the next three to five years
■further consideration should be given to increasing input to the Board from thought leaders, customers and others to provide relevant outside perspectives
■the process of making Board papers shorter and more focused should be continued.
The Board has already taken action to address some of these recommendations, including – as outlined above – reverting to a more typical agenda cadence and approach to the consideration of strategy. The other items will be subject to further consideration and discussion through the course of this year.
Review of Nominations Committee effectiveness
The 2021 Committee effectiveness review was externally facilitated, as required by the Code. The Board appointed CSA to facilitate the review. As part of its review, CSA conducted one-on-one interviews with each member of the Committee, the Group Human Resources Director and Group Company Secretary, and observed the December 2021 Committee meeting. The review is an important part of the way Barclays monitors and improves Committee performance and effectiveness, enabling the Board to build on areas of strength, and highlighting areas for further development.
Feedback from the review indicated that the Committee is operating effectively, with a good level of debate and clear decision-making. The Committee is considered well chaired, with a good level of engagement by other Committee members and constructive challenge of management observed. Succession planning for the Board and ExCo was recognised as having been at the core of the Committee’s role during the year, noting that the Committee also considered matters relating to Board succession for its key subsidiaries such as BBUKPLC and Barclays Bank Ireland PLC.
The review recommended that there may be benefit in a further reflection upon Committee membership and the desired composition and scope of activities of the Committee, given that other Non-Executive Directors attended a number of Committee meetings in 2021 in light of there having been some important matters to be considered regarding succession planning and the desire to hear from all Non-Executive Directors on these matters. While routine matters were covered in line with the Committee’s terms of reference, it was noted that the Committee may benefit from a more formalised meeting schedule and training sessions for members, as suggested in previous evaluations. It was acknowledged, however, that a more formalised meeting schedule might not always be possible in the context of the nature of the Committee’s roles and responsibilities and that opportunities for in-person training had remained limited in 2021 as a result of the ongoing COVID-19 pandemic. Further consideration will be given to these points during the year.
Review of the effectiveness of the other Committees
In addition to facilitating the review of this Committee’s effectiveness, CSA facilitated the effectiveness reviews of the Board Audit, Remuneration and Risk Committees, which were also conducted by way of one-on-one interviews with Committee members and relevant senior management, in the same manner as the review of the Board Nominations Committee. As part of its reviews, CSA also observed meetings of the Board Audit, Remuneration and Risk Committees. You can read about those reviews in the individual Committee reports elsewhere in this Governance report.
Following consideration of the findings of the 2021 Board and Board Committee effectiveness reviews facilitated by CSA, the Committee remains satisfied that the Board and each of the Board Committees are operating effectively.
Individual Director effectiveness
All Directors in office at the end of 2021 were subject to an individual effectiveness review as part of the external review facilitated by the Group Chairman with input and feedback from CSA. CSA considered each Director’s individual contribution to the Board as well as any feedback received as part of the broader Board and Committee effectiveness review.
Based on the feedback obtained through the individual effectiveness reviews facilitated by CSA, the Board supported the view of the Nominations Committee that each Director to be proposed for election or re-election at the 2022 AGM continues to be effective and contributes to Barclays’ long-term sustainable success.
In accordance with the Code, all of the current Directors of the Company who will be continuing in office, and Anna Cross in her capacity as a Director from 23 April 2022, intend to submit themselves for election or re-election at the 2022 AGM to be held on 4 May 2022 and will be unanimously recommended by the Board for election or re-election as appropriate.
Group Finance Director succession
Tushar Morzaria has informed the Board of his intention to retire as Group Finance Director and from the Board and the Committee recommended to the Board the appointment of a strong internal candidate, Anna Cross, as his successor. Anna was identified over a year ago as the Board's preferred successor, following a review of potential internal and external candidates.

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	21

Directors’ report: Board Audit Committee report
Overseeing the integrity of our financial disclosures and the effectiveness of the internal control environment.
Keenly focused on the Group's internal control environment
Dear Fellow Shareholders
As the COVID-19 pandemic extended into 2021, the Committee continued to pay close attention to the reporting of the Group's financial performance as well as monitoring closely the impact on the internal control environment.
Although the macroeconomic environment remains challenging, more positive developments signal an improved growth and unemployment outlook in many economies. The path to recovery, however, is still uncertain as the impact of the withdrawal of the various government and central bank support measures as well as new inflationary pressures is not yet fully reflected in the macroeconomic consensus. As in 2020, the COVID-19 pandemic has increased the level of judgement that management has been required to exercise over the course of 2021 and to date. The Committee has considered in detail how management has applied COVID-19 specific adjustments to its expected credit losses (ECL) charge to ensure the full potential impacts of credit stress are provided for. These adjustments address the temporary nature of government support, the uncertain timing of an economic stress and reflect where economic consensus used in the ECL calculation may not yet have captured the range of economic uncertainty, particularly in the UK.
The Committee continued to oversee the ongoing evolution and enhancement of the internal control environment, noting that most of the Group's operations have now achieved a Satisfactory rating. The Committee also closely monitored the control issues, including in respect of a number of ongoing remediation programmes (particularly in the trading areas) and responses to regulatory findings in both the UK and US. Given the ongoing impact of the COVID-19 pandemic throughout 2021, the Committee has considered at length the impact of this both on our colleagues working arrangements and on our operational environment. It has overseen management's development and roll out of new 'hybrid' working arrangements for the Group with a focus on the control environment elements.
As part of its determination of whether any control issues required specific disclosure in this Annual Report, the Committee continued to apply similar concepts to those used for assessing internal financial controls for the purposes of the US Sarbanes-Oxley Act (SOx). The Committee reached the conclusion that there are no control issues that are considered to be a material weakness and which merit specific disclosure.
As in previous years, I held frequent meetings with the Chair of the BBUKPLC Board Audit Committee and I also had discussions with the Chairs of the Board Audit Committees of Barclays US LLC and Barclays Bank Ireland PLC during 2021. I have also recently attended a meeting of the Barclays Bank Ireland PLC Board Audit Committee, and I will be attending meetings of the BBUKPLC Board Audit Committee and the Barclays US LLC Board Audit Committee later in 2022. I also continued to meet frequently with members of senior management, including in particular the Group Finance Director and Group Chief Internal Auditor.
Barclays Internal Audit (BIA) is a key component in supporting the Committee’s work. I am pleased with the way that the function has performed throughout the year, with respect to scoping, performing and reporting the outcomes of its work both to management and the Committee. I held regular meetings with the Group Chief Internal Auditor and members of her senior management team to ensure that I was aware of current work programmes and any emerging issues. I also agreed the Group Chief Internal Auditor’s objectives and the outcomes of her performance assessment and remuneration. I was delighted to have the opportunity to meet some of the BIA team in person whilst in New York towards the end of 2021.
I have continued my regular engagement with the Group’s regulators, both in the UK and US. This has encompassed not only my work as the Chair of the Committee, but also my role as the Group’s Whistleblowing Champion. In that respect, I oversaw the production of the third and final annual report which we had agreed to submit to the FCA and PRA in the UK and to the New York Department of Financial Services regarding our whistleblowing programme.
Barclays' climate strategy has been a key area of focus for the Group during 2021. The impact of climate change on the Group’s financial statements continues to be limited at this time, but this is an area that the Committee will continue to monitor.

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	22

Directors’ report: Board Audit Committee report continued
Committee effectiveness
The 2021 Committee effectiveness review was externally facilitated, as required by the Code. The review is an important part of the way Barclays monitors and improves Committee performance and effectiveness, maximising strengths and highlighting areas for further development.
The Board appointed CSA to facilitate the review. As part of the review, CSA conducted one-on-one interviews with each member of the Committee, the Group Finance Director, Group Chief Operating Officer, Group Chief Compliance Officer, Group Chief Risk Officer and Group Chief Internal Auditor. CSA also observed the September and October 2021 Committee meetings.
Feedback from the review confirms that the Committee is operating effectively, with constructive engagement with management observed in meetings and appropriate challenge. The appointment of Julia Wilson as an additional member of the Committee in April 2021 was noted as a very positive addition to the balance of skills and experience of the Committee, particularly in light of her significant corporate finance, tax and accounting expertise.
The review also confirms that concurrent meetings of the BPLC and the BBPLC Board Audit Committees continue to be effective, with reporting of Committee proceedings at Board meetings pitched at an appropriate level of detail. A good level of interaction with the BBUKPLC Board Audit Committee was also reported.
It was noted that the Board’s strategic priorities for Non-Executive Director recruitment included those with recent and relevant financial experience, which would be of benefit to the Committee.
The review recommended that consideration be given to how the Committee’s future agendas might be shaped more towards ‘bigger picture’ issues, whilst acknowledging the Committee’s broad remit, the complexity of Barclays and the expectations of the Group’s regulators. A continued focus on the split of work between the Board and the Committee, and potential overlap between the work of the Committee and the subsidiary Board Audit Committees, was considered to be beneficial.
Changes to Committee composition
As noted above, Julia Wilson joined the Committee at the time of her appointment as a Director of BPLC in April 2021. The Committee has benefited from her expertise and her previous audit committee experience at Legal & General Group PLC. On 31 October 2021, Tim Breedon stepped down from the Committee. I would like to extend both my personal thanks and the Committee’s gratitude to Tim for his valuable insights and contribution to the work of the Committee during his tenure. I also look forward to welcoming Robert Berry as a new member of the Committee on 1 March 2022, further to his recent appointment to the Board.
Looking ahead
In 2022 it is anticipated that the Committee’s main focus in respect of financial reporting will continue to be on the ECL charge. I noted last year the intention of management to simplify the models used for ECL forecasting which should make them more readily responsive to major changes in the economic environment as well as providing greater flexibility to run different scenarios to support sensitivity analysis. This development is underway, but given the ongoing disruption caused by the COVID-19 pandemic is inevitably taking longer than might have been hoped. Nonetheless the first new models are projected to be deployed during 2022 and the Committee will be monitoring this closely. Also in 2022, the Committee will increase its review of the Group’s regulatory reporting processes which is an area of increasing regulatory focus both in the UK and US, not just for Barclays but for the industry as a whole. To support this, the Committee will continue to receive regular reports from the Regulatory Management Oversight Committee on the more significant and judgemental interpretations applied in the Group’s regulatory reporting.
With respect to internal audit, the Committee has recently commissioned Ernst and Young to perform the independent External Quality Assessment (EQA) review of BIA which is required every five years.
As regards internal controls, the Committee will look to assure itself that management continues to make progress on the various remediation programmes and is also positioned to meet the various commitments given to regulators on issues they have raised. It is also likely that there will be continuing developments in relation to new ways of working, the control implications of which the Committee will wish to be assured about.

Mike Ashley
Chair, Board Audit Committee
22 February 2022

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	23

Directors’ report: Board Audit Committee report continued
Committee composition and meetings
The Committee is composed solely of independent Non-Executive Directors. Membership of the Committee is designed to provide the breadth of financial expertise and commercial acumen that the Committee needs to fulfil its responsibilities. Its members as a whole have recent and relevant experience of the banking and financial services sector, in addition to general management and commercial experience; and are financially literate. Mike Ashley, the Committee Chair, who is the designated financial expert on the Committee for the purposes of SOx, is a former audit partner who, during his executive career, acted as lead engagement partner on the audits of a number of large financial services groups. Having joined the Committee in April 2021, Julia Wilson has brought to the Committee significant financial, tax and accounting experience, coupled with strong financial services expertise. You can find more details of the experience of the current Committee members in their biographies on pages 3 to 6.
During 2021, the Committee met 11 times including one ad hoc meeting (2020: 10 times) and the chart opposite shows how the Committee allocated its time. Attendance by members at Committee meetings is also shown opposite. Committee meetings were attended by representatives from management, including the Group Chief Executive, Group Finance Director, Group Chief Internal Auditor, Group Chief Controls Officer, Group Chief Risk Officer, Group Chief Operating Officer, Group General Counsel and Group Chief Compliance Officer, as well as representatives from the businesses and other functions, and from BBPLC senior management reflecting the partially consolidated operation of the BPLC and BBPLC Committee meetings.
The lead audit engagement partner of KPMG, Michelle Hinchliffe, also attended Committee meetings. The Committee held a number of separate private sessions with each of the Group Chief Internal Auditor and the lead audit engagement partner during 2021, which were not attended by management.
Michelle Hinchliffe is standing down as lead audit engagement partner following the conclusion of the audit. The Committee has approved the appointment of Stuart Crisp of KPMG as the new lead engagement partner. The Committee would like to take this opportunity to express its thanks to Michelle for her work on behalf of shareholders and her contribution to the Committee’s deliberations during her tenure as lead audit engagement partner.
Role of the Committee
The role of the Committee is to review and monitor, among other things:
▪the integrity of the Group’s financial statements and related announcements
▪the effectiveness of the Group’s internal controls
▪the independence and effectiveness of the internal and external audit processes
▪the Group’s relationship with the external auditor
▪the effectiveness of the Group’s whistleblowing procedures.
The Committee’s terms of reference are available at home.barclays/who-we-are/our-governance/board-committees

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	24

Directors’ report: Board Audit Committee report continued
Primary activities
The Committee has diligently discharged its responsibilities in 2021, reviewing the effectiveness of internal control environment, and internal and external audit processes, as well as the integrity of financial statements and related announcements having regard to the current macroeconomic environment.

Areas of focus	Matters addressed	Role of Committee	Conclusion/action taken
Fair, balanced and understandable reporting (including Country- by-Country Reporting and Modern Slavery Statement)	In light of the Board’s obligation under the Code, the Committee assesses external reporting to ensure it is fair, balanced and understandable.	In addition to this Annual Report and associated year-end reports, the Committee also reviewed the Group’s quarterly reports and the presentations to analysts. The Committee informed these reviews by:
In light of the ongoing effects of the COVID-19 pandemic during 2021, the Committee continued to closely scrutinise the Group's disclosures regarding the impact of the COVID-19 pandemic, both in relation to the impact on the financial statements and the actions taken and support provided by the Group to ensure they met the required standard. With regard to the Group's financial disclosures, the Committee paid particular attention to the ECL judgements and related IFRS 9 disclosures, having regard to guidance issued by regulators as part of their response to the COVID-19 pandemic.
Having evaluated all of the available information, the assurances by management and underlying processes used to prepare the published financial information, the Committee concluded and advised the Board that the 2021 Annual Report and financial statements are fair, balanced and understandable.

▪consideration of reports of the Disclosure Committee which included views on content, accuracy and tone
▪direct questioning of management, including the Group Chief Executive and Group Finance Director, on the transparency and accuracy of disclosures
▪consideration of management’s response to letters issued by the Financial Reporting Council (FRC) and other industry reporting guidance
▪evaluation of the output of the Group’s internal control assessments and SOx s404 internal control process
▪consideration of the results of management’s processes relating to financial reporting matters and evidencing the representations provided to the external auditors.

Distributions and return of capital to shareholders	The Committee assesses the distributable reserves position.	In 2021, the PRA permitted the resumption of capital distributions by UK financial institutions provided that boards operate within the PRA’s framework. The Committee considered management’s proposals for distributions (dividends and share buy-backs) for the full year ended 31 December 2020 and for the 2021 half-year ended 30 June 2021.	Having regard to the distributable reserves available to the Company, the Committee reviewed and reported to the Board on proposals for (1) a dividend for the financial year ended 31 December 2020 of 1p per share along with a share buyback of up to £700m; and (2) a dividend for the half year ended 30 June 2021 of 2p per share, along with a share buy-back of up to £500m.
Going concern and long-term viability	Barclays is required to assess whether it is appropriate to prepare the financial statements on a going concern basis. In accordance with the Code, Barclays must provide a statement of its viability.	The Committee considered both the going concern assumption and the form and content of the Viability Statement taking into account:
The Committee recommended to the Board that the financial statements should be prepared on a going concern basis and that there were no material uncertainties that would impact the going concern statement which required disclosure. The Committee noted that forecast capital ratios remained above minimum mandatory requirements.
The Committee agreed that the appropriate timeframe for the Viability Statement continued to be three years in line with the MTP and recommended the Viability Statement to the Board for approval.

▪the MTP and Working Capital Report
▪the forecast capital, liquidity and funding profiles
▪the results of stress tests based on internal and regulatory assumptions
▪current risk and strategy disclosures.

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	25

Directors’ report: Board Audit Committee report continued

Areas of focus	Matters addressed	Role of Committee	Conclusion/action taken
Impairment of Financial Instruments (refer to Note 7 to the financial statements)	ECLs are modelled using a range of forecast economic scenarios. They use forward-looking models which require judgements to be made over modelling assumptions, including:	As part of its monitoring, the Committee considered a number of reports from management on:
Having considered and scrutinised the reports, the Committee agreed with management’s conclusion that the impairment provision (including specifically the £653m for credit impairment releases) was appropriate.
The Committee reviewed closely the refreshed macroeconomic scenarios and the judgement exercised by management in determining post-model adjustments, in particular at the end of the year, the emerging risks associated with the Omicron variant of COVID-19 and the related ongoing economic uncertainty.
The Committee discussed with management the modelled ECL outputs and reviewed the plans to redevelop and enhance the ECL model control environment.

▪the economic impact of the ongoing COVID-19 pandemic
▪the impact of the ongoing uncertain macroeconomic environment, the effectiveness of government support measures and the impact of the tapering and, ultimately, cessation of such measures
▪model changes and model validation
▪refresh of the macroeconomic variables and associated weighting
▪adjustments made to the modelled output to reflect updated data and known model deficiencies, including in relation to the impact of government support
▪comparisons between actual experience and forecast losses.

▪the determination of macroeconomic scenarios to be used
▪the methodology for weighting of scenarios
▪the criteria used to determine significant deterioration in credit quality
▪the application of management adjustments to the ECL modelled output.

Impairments of Goodwill and Intangibles (refer to Note 22 to the financial statements)	The carrying value of goodwill and intangible assets is assessed on the basis of discounted forecast future earnings. Given the significant component of earnings attributable to net interest income, such forecasts are particularly sensitive to the level of long-term interest rates and assumed levels of future lending. The period over which intangible assets are amortised appropriately reflects the useful economic life.
The Committee considered the allocation of goodwill and intangibles to the cash-generating units, ensuring consistency with the treatment adopted in prior years.
The Committee discussed with management its amortisation policy with respect to intangible assets, particularly in light of the Group's strategy to further digitise and migrate applications to cloud-based technology.
Finally, the Committee considered the sensitivity analyses prepared by management, which indicated what changes to assumptions would trigger any need for impairments.

The Committee was satisfied that the forecasts supported the recoverability of the goodwill and intangibles and no impairment was required.
The Committee carefully reviewed the disclosures made to ensure that the key sensitivities and the potential impacts were appropriately highlighted, noting that the headroom on most businesses had increased compared to the previous year and, in particular, that given the improvement in macroeconomic outlook and forecast performance of the businesses in BBUKPLC, the impairment taken on the investment in BBUKPLC was reversed.

Conduct provisions (refer to Note 24 to the financial statements)	Barclays makes certain assumptions and estimates, analysis of which underpins provisions made for the costs of customer redress.	With a view to evaluating the adequacy of the provisions, the Committee analysed the judgements and estimates made with regards to Barclays' provisioning for legacy conduct issues.	The Committee agreed with management that the overall level of provision in relation to the various conduct matters was adequate and appropriate at £310m as at the end of 2021.

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	26

Directors’ report: Board Audit Committee report continued

Areas of focus	Matters addressed	Role of Committee	Conclusion/action taken
Legal, competition and regulatory provisions (refer to Notes 24 and 26 to the financial statements)
Barclays is engaged in various legal, competition and regulatory matters which may give rise to provisioning based on the facts.
The level of provisioning is subject to management judgement on the basis of legal advice and is, therefore, an area of focus for the Committee.
		The Committee evaluated advice on the status of current legal, competition and regulatory matters. It considered management’s judgements on the level of provision to be taken and accompanying disclosures.	The Committee discussed provisions and utilisation and, having reviewed the information available to determine what was both probable and could be reliably estimated, the Committee agreed that the level of provision at the year end was appropriate. The Committee reviewed the disclosures made in respect of legal, competition and regulatory matters and concluded that they provided the appropriate information for investors.
Valuations (refer to Notes 13 to 17 to the financial statements)	Barclays exercises judgement in the valuation and disclosure of financial instruments, derivative assets and certain portfolios, particularly where quoted market prices are not available.	The Committee:	The Committee noted that there were no new significant valuation judgements at the end of the year. The Committee was satisfied with the accounting treatment in respect of the various matters.
▪evaluated reports outlining the Group's material valuation judgements
▪considered valuations in the light of benchmark reform, in particular the transition from interbank offered rates
▪monitored the valuation methods applied and revisions to certain valuation approaches including for derivatives under Credit Support Annexes
▪considered the Valuation Committee's report on the main assumptions underlying the valuation of the Group's main pension scheme as advised by the actuary.

Tax (refer to Note 9 to the financial statements)	Barclays is subject to taxation in a number of jurisdictions globally and makes judgements with regard to provisioning for tax at risk and to the recognition and measurement of deferred tax assets.
The Committee is responsible for considering the Group's tax strategy and overseeing compliance with the Group's Tax Principles. To support this, the Committee received reports from the Tax Management Oversight Committee and, in particular, considered the substantial amount of tax and fiscal policy change that was underway both in the UK and elsewhere.
The Committee reviewed the appropriateness of provisions made for uncertain tax positions, including VAT.
The Committee also reviewed the estimates and assumptions used in assessing the recoverability of deferred tax assets which were supported by the MTP and consistent with those made in relation to the recoverability of goodwill and intangibles.

The Committee was satisfied that specific strategies were in line with the Group's Tax Principles and on behalf of the Board approved the UK Tax Strategy statement published as part of the Country-by-Country Report.
The Committee noted that the uncertain tax positions covered a diverse range of issues and, as a consequence, agreed with management's view that there was not a significant risk of a material adjustment during the next year.
The Committee was also satisfied that deferred tax assets recognition was appropriate.

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	27

Directors’ report: Board Audit Committee report continued

Areas of focus	Matters addressed	Role of Committee	Conclusion/action taken
Internal controls and business control environment (read more about Barclays' internal control and risk management processes on pages 45 to 46)	The effectiveness of the overall control environment, including the status of any significant control issues and the progress of specific remediation plans.
The Committee:
•evaluated and tracked the status of the more significant control issues through regular reports from the Chief Controls Officer, including updates on the progress of remediation programmes, ongoing COVID-19 related issues and return to office planning
•discussed reports relating to individual Group entities, businesses and functions on the control aspects of key matters such as the COVID-19 related environment including Government loan schemes and return to office planning
•received an update on operational resilience, which included a review of the operational resilience planning framework
•received an annual update on data protection
•received independent evaluations from BIA and external auditors
•monitored Client Assets Sourcebook (CASS) updates and compliance with CASS.

Throughout 2021, the Committee has:
▪scrutinised the pathway to 'Return to Satisfactory' in respect of internal controls (operated by the various functions and businesses) that were not already rated 'Satisfactory'
▪reviewed the 2020 Risk and Control Self Assessment (RCSA) results and monitored the 2021 RCSA plan.

Raising concerns	The adequacy of the Group’s arrangements to allow employees to raise concerns in confidence and anonymously without fear of retaliation, and the outcomes of any substantiated cases.	The Committee has received reports from management and monitored whistleblowing metrics and retaliation reports including consideration as to potential whistleblowing trends which might emerge.	The Committee received detailed semi-annual reports on whistleblowing from management, with a thematic review having been completed in connection with the Group's response to the COVID-19 pandemic.
Internal audit	The performance of BIA and delivery of the internal audit plan, including scope of work performed, the level of resources, and the methodology and coverage of the internal audit plan.
The Committee has during the year:
▪scrutinised and agreed internal audit plans, methodology and deliverables for 2021
▪reviewed BIA's audit reports in relation to specific audits, key areas of focus and themes
▪tracked the levels of adverse audits and issues raised by BIA and monitored related remediation plans
▪received regular updates on resourcing, a deep dive into the audit team and the move to hybrid working
▪discussed BIA's assessment of the management control approach and control environment in the Group companies and functions
▪noted the appointment of the Chief Internal Auditor for BBPLC
▪continued to monitor BIA's implementation of its three-year internal audit plan ending December 2022.

The Committee reviewed BIA's Audit Results and Performance Reports, and Quality Assurance reports. The Committee also reviewed and approved BIA's Audit Charter.
At the end of the year, the Committee approved the 2022 Audit Plan, detailing the number of audits to be undertaken in 2022 and the focus areas. It noted the deliverables and level of resources to be allocated in respect of internal audit execution and delivery, data analytics, diversity and leadership as well as governance and management information.

External audit	The work and performance of KPMG.
The Committee:
•met with key members of the KPMG audit team to discuss the 2021 Audit Plan and KPMG’s areas of focus
•assessed regular reports from KPMG on the progress of the 2021 audit and any material accounting and control issues identified
•discussed KPMG’s feedback on Barclays’ critical accounting estimates and judgements
•discussed KPMG’s draft report on certain control areas and the control environment ahead of the 2021 year end
•received a report on KPMG’s audit quality initiatives and key interventions in the audit cycles
•considered the draft SOx control report and the draft audit opinion.

The Committee approved the 2021 Audit Plan and the main areas of focus for the year.
The Committee approved the appointment of a new lead audit engagement partner.
Read more about the Committee’s role in assessing the performance, effectiveness and independence of the external auditor below.

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	28

Directors’ report: Board Audit Committee report continued
External auditor
Following an external audit tender in 2015, KPMG was appointed as Barclays’ Statutory Auditor with effect from the 2017 financial year. Michelle Hinchliffe of KPMG is Barclays’ lead audit engagement partner and was appointed to this role with effect from the 2018 financial year. As noted above, Michelle Hinchliffe will be retiring from the role in 2022. Following detailed discussions with KPMG and the Committee's approval, Michelle's successor, Stuart Crisp, will be taking over from her as lead audit engagement partner with effect from February 2022.
Assessing external auditor effectiveness, objectivity and independence and non-audit services
The Committee is responsible for assessing the effectiveness, objectivity and independence of the Group’s auditor, KPMG. This responsibility was discharged by the Committee throughout the year at formal meetings, during private meetings with KPMG and through discussions with key Group executives. In addition to the matters noted above, the Committee also:
•approved the terms of the audit engagement letter and associated fees, on behalf of the Board
•discussed the Group policy on the Provision of Services by the Group Statutory Auditor (the Policy) and reviewed regular reports from management on the non-audit services provided by KPMG to Barclays
•evaluated and approved revisions to the Group policy on Engagement of Employees and Workers of the Statutory Auditor and ensured compliance with the policy by regularly assessing reports from management detailing any appointments made
•was briefed by KPMG on critical accounting judgements and estimates and internal controls over financial reporting
•assessed any potential threats to independence that were self-identified and reported by KPMG.
In previous years, the FRC's Audit Quality Review (AQR) team had identified areas for improvement in KPMG’s audit work, particularly in relation to its bank audits, and its documented audit approach and guidance for auditing the requirements of IFRS 9 including the minimum procedures to be performed. As noted last year, KPMG had invested significantly in this area and considered that, based on the steps it had already taken, it would be able to demonstrate improvements in its future year-end audits.
The AQR did not review KPMG's audit of Barclays for the year ended 31 December 2020 but the FRC did walk through certain elements of KPMG's IFRS 13 audit work in connection with an assessment of progress against audit quality improvement action plans. The FRC walkthrough was not graded and while some areas for further enhancement were identified, improvements were noted as compared to previous AQR inspections. We welcome this constructive engagement between the FRC and KPMG.
The Committee had been satisfied with the degree of work that KPMG had proposed to undertake, noting incremental testing, particularly in areas identified as key audit matters. Further to this, KPMG informed us that, as a consequence of the FRC’s observations in the aforementioned walkthrough, they have made additional improvements to their firm methodologies which have been applied to the current year’s audit of Barclays.
KPMG’s performance, independence and objectivity during 2021 were also formally assessed at the beginning of 2022 by way of a questionnaire completed by key stakeholders across the Group, including the chairs of the Board Audit Committees of the Group’s main operating companies (BBUKPLC, Barclays US LLC and Barclays Bank Ireland PLC). The questionnaire was designed to evaluate KPMG’s audit process and addressed matters such as the quality of planning and communication, technical knowledge, the level of scrutiny and challenge applied and KPMG’s understanding of the business.
In addition, as in 2020, KPMG nominated a senior partner of the audit team reporting to the lead audit engagement partner to have specific responsibility for ensuring audit quality. The Committee therefore met with the partner concerned, without the lead audit engagement partner present, to receive a report on his assessment of audit quality.
Taking into account the result of all of the above, the Committee considered that KPMG maintained its independence and objectivity and that the audit process was effective.
Non-audit services
In order to safeguard the auditor’s independence and objectivity, Barclays has in place the Policy setting out the circumstances in which the auditor may be engaged to provide services other than those covered by the Group audit. The Policy applies to all Barclays’ subsidiaries and other material entities over which Barclays has significant influence. The core principle of the Policy is that non-audit services (other than those legally required to be carried out by the Group’s auditor) should be performed by the auditor only in certain controlled circumstances. The Policy sets out those types of services that are permitted (Permitted services). A summary of the Policy can be found at home.barclays/who-we-are/our-governance/auditor-independence/

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	29

Directors’ report: Board Audit Committee report continued
The Policy is reviewed on an annual basis to ensure that it is fit for purpose and that it reflects applicable rules and guidelines. The Policy is aligned with both the FRC’s requirements and KPMG’s own internal policy on non-audit services for FTSE 350 companies which broadly restricts non-audit work to services that are ‘closely related’ to the audit. During 2021, the Committee reviewed and approved the Policy in its current form on the basis it continued to reflect current applicable rules and guidelines and met the needs of the business. Any changes to the Policy are required to be approved at a Group level by the Committee. This is in accordance with laws applicable in the UK and FRC guidance, pursuant to which audit committees of Public Interest Entities (such as Barclays) are required to approve non-audit services provided by their auditors to such entities; and subsidiary Public Interest Entities in the UK – such as BBUKPLC and BBPLC – can rely on the approval of non-audit services by the ultimate parent’s Board Audit Committee. Pursuant to the Policy, audit services and the fee cap are monitored by the relevant Board Audit Committee, as appropriate.
Under the Policy, except for specific categories of Permitted services that require explicit Committee approval, the Committee has pre-approved all Permitted services for which fees are less than £100,000. However, all proposed work, regardless of the amount of the fees, must be sponsored by a senior executive and recorded on a centralised online system, with a detailed explanation of the clear commercial benefit arising from engaging the auditor over other potential service providers. The lead audit engagement partner must also confirm that the engagement has been approved in accordance with the auditor’s own internal ethical standards and does not pose any threat to the auditor’s independence or objectivity. All requests to engage the auditor are assessed by independent management (who are not involved in any work to which the proposed engagement relates) before work can commence. Requests for Permitted service types in respect of which the fees are expected to meet or exceed the above threshold but expected to be less than £250,000 must be approved by the Chair of the Committee (or an appropriate alternate) before work is permitted to begin. Services where the fees are expected to be £250,000 or higher must be approved by the Committee as a whole. All expenses and disbursements must be included in the fees calculation.
During 2021, all engagements for which expected fees met or exceeded the above thresholds were evaluated by either the Committee Chair or the Committee members as a whole, who, before confirming any approval, assured themselves that there was justifiable reason for engaging the auditor and that its independence and objectivity would not be threatened. No requests to use KPMG were declined by the Committee in 2021 (2020: none). On a quarterly basis, the Committee scrutinised details of individually approved and pre-approved services undertaken by KPMG in order to satisfy itself that they posed no risk to independence, either in isolation or on an aggregated basis.
For the purposes of the Policy, the Committee has determined that any pre-approved service of a value of under £50,000 is to be regarded as trivial in terms of its impact on Barclays' financial statements and has required the Group Financial Controller to specifically review and confirm to the Committee that any pre-approved service with a value of between £50,000 and £100,000 may be regarded as such. The Committee undertook a review of pre-approved services at its meeting in December 2021.
The fees payable to KPMG for the year ended 31 December 2021 amounted to £62m (2020: £59m), of which £12m (2020: £12m) was payable in respect of non-audit services. A breakdown of the fees payable to the auditor for statutory audit and non-audit work can be found in Note 40 of the financial statements. Of the £12m of non-audit services provided by KPMG during 2021, the significant categories of engagement, i.e. services where the fees amounted to more than £500,000, included:
•audit-related services: services in connection with CASS audits
•other services in connection with regulatory, compliance and internal control reports and specific audit procedures, required by law or regulation to be provided by the statutory auditor
•other attestation and assurance services, such as ongoing attestation and assurance services for treasury and capital markets transactions to meet regulatory requirements, including regular reporting obligations and verification reports.
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
As explained in previous Committee reports, provided that KPMG continues to maintain its independence and objectivity, and the Committee remains satisfied with its performance, the Group has no intention of tendering for an alternative external auditor before the end of the current required period of 10 years. Accordingly, any tender would be in respect of the 2027 financial year onwards and is likely to take place in 2025. The Committee believes it would not be appropriate to tender before this date as it recognises that whilst it is important to ensure the audit firm remains objective and does not become overly familiar with management, there is an important balance to be struck with the investment of time required both from management and any completely new audit team for them to gain sufficient understanding of such a large complex organisation to ensure a top quality audit. The Committee is also conscious that the lead engagement partner will have changed twice since KPMG's tenure and that there have also been significant changes of senior management – both of which serve to reduce any threat of overfamiliarity. The Committee will give further consideration over the next two years to its audit tendering strategy to take account, as appropriate, of the outcome of the UK audit reform proposals.

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	30

Directors’ report: Board Risk Committee report
Remaining watchful of the wider global implications of the COVID-19 pandemic, alongside other macro themes.
Responsible risk management

Dear Fellow Shareholders
Much like 2020, 2021 has presented a number of challenges for risk management. 2021 started with the UK having just entered its second lockdown as cases of COVID-19 continued to rise, ahead of the vaccine roll-out which shifted sentiment towards a return to economic activity by the middle of 2021. Large stimulus measures such as UK furlough schemes and the corporate and SME loan schemes were extended into 2021, with the Committee keeping a close eye on the risks inherent with a tapering of these as well as the significant monetary stimulus provided by central banks. The Risk Committee remained watchful of the wider global implications of the COVID-19 pandemic, alongside other macro themes, including the consequences of the UK’s withdrawal from the EU, the risk of a disorderly market correction, the evolving interest rate environment, US/China political tensions and other potential policy and geopolitical developments following the US Presidential election at the end of 2020.
Climate risk
The risks associated with climate change are increasingly well understood and, reflecting the importance of this global issue, Climate risk has been elevated to become a Principal Risk within our ERMF from 1 January 2022. The Committee began the year with a detailed training session on the financial and operational risks of climate change to enable the Committee to deepen its understanding of this complex and evolving risk. The training session covered Barclays’ governance in this space, progress made over the preceding 12 months and areas of key focus for 2021 and beyond. The Committee considered both the scenarios and models used for the Climate Internal Stress Test. The training session assisted with the Committee’s discussions around the methodology to be used for the BoE's industry-wide Climate Biennial Exploratory Scenario (CBES), the results of which were approved by the Committee in September.
Financial risk
The Committee continued to monitor closely developments related to the COVID-19 pandemic, including the changes in transmission of the virus and associated variants and the positive effects of the vaccine programme roll-outs. The extension of government support schemes and stimulus measures assisted with a return to economic activity but the Committee monitored their removal carefully noting that this would be a risk to growth.
The Committee considered a broad range of potential impacts including evolving inflation expectations, unemployment rates, delayed defaults as support measures were withdrawn, and longer- term structural risks, including the significant increase in global indebtedness in response to the COVID-19 pandemic. During the second half of the year, the Committee focused on the continued improvement in the global economic outlook while considering the risks to the recovery from supply chain constraints and bouts of rising infection rates amid new strains of the virus. The Committee reviewed and approved the Group’s Internal Capital Adequacy Assessment Process (ICAAP) and Internal Liquidity Adequacy Assessment Process (ILAAP) during the course of 2021, concluding that the Group was appropriately capitalised and had adequate liquidity resources. Economic conditions were such that no out-of-cycle refresh of either the ICAAP or the ILAAP was required.
The Committee monitored the risks associated with the Government loan schemes and the withdrawal of those schemes, including the potential for fraud and the risks linked to collection and recoveries.
The Committee continued to review the evolving interest rate environment on the Group, receiving detailed updates on the Group's preparedness both operationally and financially for the potential for negative interest rates in response to regulatory requests. As sentiment pivoted towards the recovery and whether rising inflation was transitory or more structural given the combination of pent-up corporate and consumer demand and supply bottlenecks, the Committee shifted its focus to the risks of a more disorderly normalisation of policy rates.
The Committee remained vigilant to the continued economic uncertainty of the UK’s withdrawal from the EU following the end of the transition period on 31 December 2020. The Committee considered event risks that remained despite a trade deal being reached. It also considered the resulting fragility of the UK economy given the combination of macroeconomic factors, including the COVID-19 pandemic, as well as more idiosyncratic risks, including trade relations with the EU and beyond, as well as the potential for another independence referendum in Scotland.
The Committee continued to monitor geopolitical risks, including in the Eurozone, as well as in China, in particular the market implications for the deteriorating relations between the US and China. These risks present a threat to global growth recovery efforts.
Conduct risk
The Committee continued to focus on Conduct risk, with key areas of focus including the heightened inherent risk associated with the impact of the COVID-19 pandemic (for example, Markets traders working from home), the impact of the transition away from LIBOR and adapting the Group's practices to comply with regulatory change. In addition to focusing on the Conduct risk profile of the Group’s core businesses, the Committee also received reports on ‘Lessons Learned’ as a result of industry developments and events.

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	31

Directors’ report: Board Risk Committee report continued
Operational risk
Operational risk remained heightened in 2021 due to the impact of the COVID-19 pandemic. The Committee considered closely operational resilience, with a teach-in dedicated to the Group’s approach to resilience and increased regulatory scrutiny and regulator expectations. The Committee also received briefings on the Group’s approach to identifying important business services and their associated impact tolerances in advance of their final approval, expected in early 2022.
During the year, the Committee continued to monitor and challenge the progress being made in the identification, assessment and management of Operational risk. The primary risk management tools used by management are the RCSAs.
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
During the year the Committee received detailed updates on key risk areas including cyber risk and the risk associated with the use of cryptocurrency to strengthen the Committee’s understanding of the potential these risks pose and to understand how the Group continued to strengthen its oversight in these areas.
Risk appetite and risk models
One of the most important roles of the Committee is to recommend to the Board an appropriate risk appetite for the Group. This represents the amount of risk the Group is able to take to earn an appropriate return while meeting minimum internal and regulatory capital requirements in a severe but plausible stress environment. The Committee analyses Barclays’ performance in both its internally generated stress tests and those developed externally by such bodies as the BoE and the Federal Reserve Board (FRB) in the US and, following such analysis, may recommend adjustments to the Group’s overall risk profile.
For the Group’s internal stress test, the Committee received a detailed briefing on the methodology approach and approved the internally generated scenario narrative theme and the macroeconomic projections that informed the scenario severity. The Committee was satisfied that the Group would meet internal and regulatory requirements for capital and liquidity in such a scenario.
The Committee continued to oversee model risk management and the ongoing validation of the Group’s models. The Group’s models are the core foundation upon which the majority of its internal assessment processes run. The Committee noted the continued progress made during 2021 to embed the Model risk management framework as evidenced by an increasingly stable model inventory and further improvements in documentation and control. However, models remain a key risk area for the Group and the Committee is closely monitoring the development of the Group’s approach and its regulators’ expectations in this regard.
Risk function
The Committee is responsible for ensuring the independence and effectiveness of the Risk function, whose primary role is the oversight and challenge of risk taking as the second line of defence. It accomplishes this by establishing the policies, limits, rules and constraints under which activities of the first line of defence shall be performed, consistent with the Group’s risk appetite and through monitoring the adherence of the first line of defence against these policies, limits and constraints. The Committee’s responsibilities include (i) designing a consistent classification of the risks faced by the Group in order to organise their management and reporting, (ii) designing and operating the process of setting risk appetite and material limits for the Group as a whole and its main entities, (iii) setting or approving strategies for approvals of transactions, and those significant individual agreements, as well as (iv) establishing key controls requirements to which customer-facing areas of Barclays must adhere in the conduct of their businesses.
The Committee reviewed the Risk function’s own assessment of its capability in late 2021 which showed that the function continues to meet expectations in providing effective and independent oversight and identified areas for enhancement.
Compliance function
The purpose of the Compliance function is to strengthen the culture of Barclays by providing oversight of the management of Conduct risk. Compliance participates in the prevention, detection and management of breaches of applicable laws, rules, regulations and procedures and has a key role in helping Barclays achieve the right Conduct outcomes and evolve a conduct-focused culture. The Committee maintains oversight of the Compliance function, and supports the independence of the function from the operational functions to ensure that Compliance has sufficient authority, stature, resources and access to the management body.
The Committee monitored the delivery of, and approved updates to, the Compliance function's Annual Plan for 2021 and approved the Annual Compliance Plan for 2022.
Committee effectiveness
The 2021 Committee effectiveness review was externally facilitated, as required by the Code. The review is an important part of the way Barclays monitors and improves Committee performance and effectiveness, maximising strengths and highlighting areas for further development.
The Board appointed CSA to facilitate the review. As part of the review, CSA conducted one-on-one interviews with each member of the Committee, the Group Chief Risk Officer, Group Finance Director, Group Chief Operating Officer, Group Chief Compliance Officer and Group Chief Internal Auditor. CSA also observed the September and October 2021 Committee meetings.
Feedback from the review confirms that the Committee is operating effectively, considering Barclays’ risk appetite and risk profile in a thoughtful and forensic way, with its core mandate well understood by its members and proactive challenge of management. It was noted that more recent additions to the Committee in 2019 and 2020 brought valuable markets insight and experience.
A continued focus on the split of work between the Board and the Committee, and potential overlap between the work of the Committee and the subsidiary Board Risk Committees, was considered to be beneficial. Feedback noted that there was no undue duplication between the Committee and the Board Audit Committee.

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	32

Directors’ report: Board Risk Committee report continued
The review suggested that there may be benefit in the Committee taking time to reflect further upon likely major risk themes in the macro environment over the next three to five years, and how future Committee agendas might be shaped towards bigger picture issues.
Changes to Committee composition
Following his appointment to the Board on 8 February 2022, Robert Berry will succeed me as Chair of this Committee with effect from 1 March 2022 (subject to regulatory approval). Robert will bring to the Committee robust risk management expertise, and you can read more about his appointment on pages 17 and 18, and you can find details of his skills and experience in his biography on page 5.

Tim Breedon
Chair, Board Risk Committee
22 February 2022
Committee meetings
During 2021, the Committee met 11 times (including two ad hoc meetings) and the attendance by members at these meetings is shown on this page. As well as its members, Committee meetings were attended by representatives from management including the Group Chief Executive, Group Finance Director, Group Chief Internal Auditor, Group Chief Risk Officer, Group Treasurer, Group Chief Compliance Officer and Group General Counsel, as well as representatives from the businesses and additional members from the Risk function. The Committee held a number of sessions with the Group Chief Risk Officer and the Group Chief Compliance Officer, which were not attended by management. The lead audit engagement partner of KPMG, Michelle Hinchliffe, also attended all of the Committee meetings. Michelle Hinchliffe is standing down as lead audit engagement partner following the conclusion of the most recent audit. Stuart Crisp of KPMG has been appointed as the new lead engagement partner.
Committee roles and responsibilities
The Committee is responsible for reviewing on behalf of the Board management’s recommendations on the Principal Risks as set out in the Group’s ERMF with the exception of Reputation risk, which is a matter reserved to the Board, and in particular:
▪reviewing, on behalf of the Board, the management of those Principal Risks in the ERMF
▪considering and recommending to the Board the Group’s risk appetite and tolerances for those Principal Risks
▪reviewing, on behalf of the Board, the Group’s risk profile for those Principal Risks
▪commissioning, receiving and considering reports on key risk issues
▪safeguarding the independence, and overseeing the performance, of Barclays’ Risk and Compliance functions.
The Committee’s terms of reference are available at home.barclays/who-we-are/our-governance/board-committees

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	33

Directors’ report: Board Risk Committee report continued
Primary activities
The Committee has diligently discharged its responsibilities in 2021, reviewing Group exposures in the context of the current and emerging risks facing Barclays. The Committee has sought to promote a strong culture of disciplined risk management.

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
•To advise the Board on the appropriate risk appetite and tolerance for the Principal Risks, including the proposed overall Group risk appetite and limits.
•To discuss and agree stress loss and mandate and scale limits for Credit risk, Market risk and Treasury and Capital risk.
•To consider and approve internal stress test themes, and consider the financial constraints and scenarios, for stress testing risk appetite for the MTP.
•To evaluate the results of the BoE’s annual cyclical stress test and the BoE’s Biennial Exploratory Scenario.
•To consider the feedback from the FRB on the Barclays US LLC’s Comprehensive Capital Analysis and Review (CCAR) following the submission of the CCAR stress test results.

In early 2021, the Committee reviewed and recommended the proposed operational risk appetite statement to the Board for approval. The Committee also discussed and approved the mandate and scale limits for the Group during 2021, with subsequent changes to these limits being reviewed and approved later in the year.
In the first half of the year, the Committee received a briefing on Stress Tests, which provided an overview of the Stress Testing schedule for 2021.
The Committee reviewed proposed enhancements to the Group’s stress testing processes and models such as an update to Model risk tolerances. During 2021, Committee members attended briefings on stress testing and risk appetite and limit setting (which was also attended by Board members).
In response to the COVID-19 pandemic, the BoE temporarily changed its approach to stress testing and introduced a 2021 Solvency Stress Test. The approach to this test, along with the final results were reviewed and approved by the Committee, along with the results of the Reverse Internal Stress Test. The Committee also reviewed an assessment of actual macroeconomic variables against the Internal Stress Test scenarios and reviewed the Internal Stress Test scenario theme and severity for 2021 to ensure that they remained appropriate for risk appetite and capital adequacy and approved the Internal Stress Test narrative theme.
The Committee received and discussed the results of an internal Climate Stress Test. This assisted in deepening Barclays' understanding of climate risks, as did the Committee’s discussion about the scenarios for the CBES and Barclays’ approach to climate-specific modelling. The Committee subsequently discussed and approved the results of the CBES.
The Committee received updates on the CCAR submission to the FRB, including an assessment of the models used and overlays applied in the 2021 CCAR submission. The updates covered both the quantitative and qualitative results of the submission.
As part of the Group's strategic planning process, the Committee recommended to the Board for approval the risk appetite statement consisting of both quantitative and qualitative statements. This included a constraint and qualitative statement for Climate risk (which became a Principal Risk in 2022).

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	34

Directors’ report: Board Risk Committee report continued

Areas of focus	Matters addressed	Role of Committee	Conclusion/action taken
Capital and funding
i.e. having sufficient capital and financial resources to meet the Group’s regulatory requirements and its obligations as they fall due, to maintain its credit rating, to support growth and strategic options.
The trajectory to achieving required regulatory and internal targets and capital and leverage ratios.
•To review, on a regular basis, capital performance against plan, tracking the capital trajectory, any challenges and opportunities and regulatory policy developments.
•To assess, on a regular basis, liquidity performance against both internal and regulatory requirements.
•To monitor capital and funding requirements.

The Committee received a preliminary assessment of the ICAAP and the ILAAP in January. This was followed by a series of individual meetings between management and Committee members. The Committee subsequently discussed and approved the Group's 2021 ICAAP and the Group's 2021 ILAAP prior to its submission to the PRA.
The Committee continued to oversee improvements to the Liquidity Risk Appetite frameworks, as well as a review of the ICAAP framework with a focus on internal modelling approaches. Regulatory feedback on the ICAAP and ILAAP was noted throughout the year. During the course of the year, although monitored, no additional updates were required to the ICAAP and ILAAP following the changes that had been made in 2020.
The Committee reviewed the forecast capital and funding trajectory and the actions identified by management to manage the Group's capital position, taking into account macroeconomic factors including the ongoing COVID-19 pandemic.
The Committee challenged, reviewed and recommended to the Board for approval the Group Recovery Plan, which forms a part of the Group’s capital and liquidity risk management framework.
The Committee also discussed and recommended to the Board for approval its first Group Resolvability Self-Assessment which is the final major aspect to the BoE’s resolution regime for banks.
The Committee received updates on the progress of the global transition to alternative risk-free rates, including on preparations by the LIBOR Transition Programme to manage and mitigate the financial and non-financial risks associated with transition.
The Committee also considered the structural hedge programme and reviewed and discussed management’s hedging strategy proposals.

Political and economic risk i.e. the impact on the Group’s risk profile of political and economic developments and macroeconomic conditions.	The potential impact on the Group’s risk profile of geopolitical developments, as well as continuing to monitor the political and economic impact of post-Brexit transition period scenarios.
▪To consider the ongoing impact of COVID-19 on the business directly and indirectly.
▪To consider trends in the UK and US economies.
▪To assess the geopolitical tensions in both the Eurozone and China.
▪To review potential consequences of the BoE statement regarding negative interest rates.
▪To review exposures to emerging markets.
▪To review and discuss plans for the impacts of Brexit post-transition.
▪To establish and examine key risk themes in order to monitor the evolving risk environment in which Barclays operates, the response of management, and the changing risk profile of the Group.

The Committee continued to monitor the Group's performance throughout the year with respect to the ongoing COVID-19 pandemic, taking into account the end of furlough in the UK, and the roll off of other UK government support schemes and the impact of other support measures from central banks and regulators. The Committee also received updates on the impact of vaccination roll-outs across the key markets in which the Group operates.
Whilst the risk of negative rates has receded during the course of 2021, the Committee continued to have regard to the evolving interest rate environment, reviewing in particular operational readiness and any potential impact to the Group's capital and liquidity positions.
The Committee monitored the Group's performance in light of geopolitical risks including tensions in the Eurozone related to both Brexit and COVID-19, and also in China in connection with technology, human rights and territorial claims and US/China political relations.
The Committee also considered the risk management implications of growth initiatives in emerging markets.
During the first part of the year, the Committee continued to monitor any potential post-Brexit risk impacts which might still remain even following the trade deal being reached, as well as monitoring the US political landscape following the Presidential election.

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	35

Directors’ report: Board Risk Committee report continued

Areas of focus	Matters addressed	Role of Committee	Conclusion/action taken
Credit risk i.e. the potential for financial loss if customers, clients or counterparties fail to fully honour their obligations.	Conditions in the UK housing market; levels of UK consumer indebtedness; unemployment levels in the US and UK; and the performance of the UK and US cards businesses, including levels of impairment.
▪To assess conditions in the UK property market and monitor signs of stress.
▪To monitor management’s tracking and responding to persistent rising levels of consumer indebtedness, particularly unsecured credit in both the UK and US.
▪To monitor unemployment trends and COVID-19 pandemic financial support incentives, particularly in both the UK and US.
▪To review leveraged finance portfolios in order to assess maintenance within risk appetite and manageable limits.
▪To review business development activities in the CIB.
The Committee considered the risk with the Group's support of customers through the COVID-19 pandemic including the changes that were taking place to government schemes such as the end of payment holidays, replacement of existing loan schemes with the new Recovery Loan Scheme, and the launch of the new Help to Buy 2. The Committee monitored the key portfolio metrics including impairment as Barclays' key markets emerged from the COVID-19 pandemic, noting that the underlying portfolio performance remained resilient with limited migration to Watch List.
The Committee discussed reports from management on the risks arising from Barclays' participation in Government loan schemes in the UK, including a deep-dive on the risk position of the BBLS. The Committee discussed the legal risk position of the BBLS, the probability of high levels of default as well as potential fraud, credit, conduct, reputational and operational risks. The Committee reviewed reports on the leveraged finance business, taking into account the overall risk profile of the business. The Committee received regular reports on the risks from the CIB and has continued to oversee improvements to the risk and control environment in the Markets business.
Operational risk i.e. the risk of loss arising from inadequate or failed processes and systems, human factors or due to external events.	The Group’s operational risk capital requirements and any material changes to the Group’s operational risk profile and performance of specific operational risks against agreed risk appetite.
▪To track operational risk key indicators.
▪To consider specific areas of operational risks, including fraud, conduct risk, cyber risk, execution risk, technology and data, including the controls that had been put in place for managing and avoiding such risks.
▪To review Barclays’ approach to scenario analyses as a risk management tool.

The Committee approved and recommended to the Board the 2021 Operational Risk Appetite Statement. The Operational risk profile of the Group remained heightened due to the ongoing COVID-19 pandemic.
The Committee was briefed by management on a variety of topical Operational risks including those relating to transactional operations risk, climate change, colleagues and their wellbeing (particularly in light of the ongoing COVID-19 pandemic), fraud, erroneous payments, cybersecurity and the use of cloud platforms.
The Committee continued to monitor enhancements that were made to the processes for new and amended product approvals for subsidiaries within the Group.
The Committee also considered closely Operational resilience, with a teach-in dedicated to the Group’s approach to resilience and regulatory expectations including with respect to identifying important business services and impact tolerances.

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	36

Directors’ report: Board Risk Committee report continued

Areas of focus	Matters addressed	Role of Committee	Conclusion/action taken
Model risk i.e. the potential for adverse consequences from decisions based on incorrect or misused model outputs and reports.	Model risk governance.
▪To evaluate the appropriateness of the Model risk management framework and monitor progress on the implementation of an enhanced modelling framework, including receiving updates on findings in relation to specific modelling processes.

The Committee reviewed and approved changes to the Model risk tolerances which were described through a set of qualitative statements and associated metrics that would monitor the completeness and effectiveness of the Control Framework.
In addition, the Committee reviewed and discussed regular updates on Model risk including progress made against the multi-year enhancement plan to the risk management framework, as well as details on the approach being taken to develop regulatory models.
The Committee monitored and discussed the scope of the Model risk management implementation including scrutinising which models had been brought into governance and the rationale for exclusion of models.
To support the regulatory requirements in this area, the Committee discussed the remit of the independent Model Strategy and Oversight Team which was being formed to provide oversight on strategic modelling decisions.

Risk framework and governance	The frameworks, policies and tools in place to support effective risk management and oversight.
▪To track the progress of significant risk management projects, achieving compliance with the Basel Committee for Banking Supervision (BCBS239) risk data aggregation principles and the RCSA process across the Group.
▪To assess risk management matters raised by Barclays’ regulators and the actions being taken by management to respond.
▪To review the design of the ERMF.

The Committee discussed the annual refresh of the Principal Risk Frameworks as well as recommending the updated ERMF to the Board for approval. This year, the Committee reviewed the first Climate Risk Framework to support Climate risk becoming a Principal Risk within the ERMF in 2022.
The Committee continued to oversee management's progress towards achieving full compliance with all aspects of BCBS239, receiving regular reports on levels of compliance and expected milestones.
The Committee reviewed reports from management on guidance, letters and reviews received from regulators. The Committee examined management's responses to the matters raised and monitored remediation programmes.

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	37

Directors’ report: Board Risk Committee report continued

Areas of focus	Matters addressed	Role of Committee	Conclusion/action taken
Remuneration	The scope of any risk adjustments to be taken into account by the Board Remuneration Committee when making remuneration decisions for 2021.
▪To debate the Risk function’s view of performance, making a recommendation to the Board Remuneration Committee on the financial and operational risk factors to be taken into account in remuneration decisions for 2021.
The Committee considered the report of the Group Chief Risk Officer and considered the 2021 ex-ante risk adjustment methodology.
Conduct Risk i.e. the risk of poor outcomes to customers, clients and markets, arising from the delivery of the Group's products and services.	Conduct robust reviews of any current and emerging risks arising from the delivery of Barclays' products and services.
•To receive updates from management on Conduct risk and consider performance against key Conduct risk indicators and the status of initiatives in place to address those risks to further strengthen the culture of the business.
•To review the effectiveness of the Conduct risk framework.
•To review the Compliance function’s Annual Compliance Plan.

During 2021, the Committee was provided with regular updates on Conduct Risk, including a continued focus on COVID-19 and its impacts, and the assessments of potential risks to the Group following market events. The Committee also received updates on lessons learned reviews, undertaken in response to industry developments and events, and continued to monitor ongoing remediation activities.
The Committee discussed with management the Conduct and Risk culture of the Group both in the context of the Barclays’ Values and Mindset and from a colleague wellbeing perspective.
During the year, the Committee reviewed the Compliance function's effectiveness and performance of activities against its Compliance Plan for 2021, and towards year end approved the Annual Compliance Plan for 2022.

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	38

Directors’ report: How we comply
For the year ended 31 December 2021, and as at the date of this report, Barclays PLC has complied in full with the Code’s principles and provisions.
Reporting against the Code's principles and provisions

The UK Corporate Governance Code
As a company listed on the London Stock
Exchange, Barclays PLC applies the
principles and provisions of the Code.
A copy of the Code can be found
at frc.org.uk. For the year ended
31 December 2021, and as at the date
of this report, we are pleased to confirm
that Barclays PLC has complied in full
with the requirements of the Code.
This section sets out how we comply
with the Code.
Disclosure Guidance and Transparency Rules
By virtue of the information included in
this Governance section of the Annual
Report, we comply with the corporate
governance statement requirements of
the FCA’s DTRs. Certain additional
information that is required to be
disclosed pursuant to DTR7.2.6
can be found on pages 47 to 52.
New York Stock Exchange (NYSE)
Barclays is permitted by NYSE rules to follow UK corporate governance practices instead of those applied in the US and any significant variations are explained on page 319.

Board leadership and company purpose
Role of the Board
Our governance is designed to deliver an effective and entrepreneurial Board which:
•is effective in providing challenge, advice and support to management
•provides checks and balances and encourages constructive challenge
•drives informed, collaborative and accountable decision-making
•creates long-term sustainable value for our shareholders, having regard to the interests of all our other stakeholders.
You can read more about our governance in the context of the Board, including our Group-wide governance framework and how the Board discharged its responsibilities during 2021, on pages 8 to 14.
Culture
The Barclays Way sets out our Purpose, Values and Mindset, and is the Code of Conduct for everyone working at Barclays, providing a clear path for achieving a dynamic and positive culture within the Group.
The Board is fully supportive of The Barclays Way and our Purpose, Values and Mindset, and you can read more about Board's role in this area, including how the Board receives feedback on our culture through a number of channels to ensure it is aligned to our Purpose, Values and Mindset, on page 11.
Our Group Whistleblowing Standard enables employees to raise any matters of concern anonymously and is embedded into our business. You can read more about the role of the Board Audit Committee in reviewing and monitoring the Group's Whistleblowing policies on page 28.
Relations with shareholders and stakeholders
Considering the views and interests of our stakeholders is an important part of the way in which the Board makes decisions and provides oversight and challenge.
Our comprehensive investor relations engagement helps to inform the Board about investors’ views on Barclays, which are communicated regularly to the Board; and our Chairman engages with shareholders on governance and related matters. Our Investor Relations programme returned to a more normalised process in 2021, combining both virtual and in-person formats, as we adapted to new ways of working, allowing high-quality interaction in the ways our investors prefer.
Our shareholder communication guidelines are available on our website at home.barclays/investor-relations/shareholder-information/.
Institutional investors
In 2021, the Directors, in conjunction with the senior executive team and Investor Relations colleagues, were able to participate in investor meetings, seminars and conferences across many locations, increasingly in person. We held conference calls and webcasts for our quarterly results briefings for both our equity and fixed income investors, and look forward to continuing this engagement through 2022.
During 2021, discussions with investors included, but were not limited to:
•the impact of the COVID-19 pandemic on Barclays, including macroeconomic effects of higher inflation and interest rates
•opportunities arising from the subsequent reopening of global economies, and the recovery in consumer and corporate activity
•drivers of sustained double-digit Group return on average tangible shareholders' equity (RoTE) post-COVID-19 pandemic

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	39

Directors’ report: How we comply continued
•Group Chief Executive succession and its impact on the Group’s strategic priorities and targets over the medium term
•capital allocation and shareholder distributions, while managing capital towards our target range
•the advance of the climate agenda and furtherance of the Barclays’ climate strategy.
Private shareholders
During 2021, we continued to actively communicate with our private shareholders through shareholder mailings, information available on our website and at our AGM. Our Private Shareholder Relations team is also available to support with any feedback or questions from shareholders. You can read more about our 2021 AGM on this page.
The Group issues regulatory announcements via the Regulatory News Service (RNS) and shareholders can subscribe to receive notifications of such announcements via our website home.barclays/investor-relations/investor-news/regulatory-news-email-alerts/.
More information for shareholders is available on pages 310 to 311 , which includes details on signing up to Shareview (which enables shareholders to easily manage their shareholdings and personal information online), receiving dividends electronically, how we return unclaimed funds to shareholders and useful contacts.
The 2021 AGM
The Board shared the frustration of our shareholders that, like our 2020 AGM, the 2021 AGM was impacted by the COVID-19 pandemic and shareholders were unable to attend in person. The Board and the senior executive team consider our AGM to be an important event in our corporate calendar, providing a key opportunity for shareholder engagement, particularly with our private shareholders, and for shareholders to ask questions of the Board.
In order to maximise shareholder engagement whilst respecting the COVID-19 restrictions and guidance in place at the time, in 2021 we held the AGM as a combined physical and electronic meeting (a ‘hybrid’ AGM) for the first time. This enabled shareholders to attend the 2021 AGM virtually using electronic facilities and to vote and raise questions in real time, either by telephone or using the electronic facilities. In addition to raising questions at the 2021 AGM itself, shareholders were able to submit questions to the Board in advance of the meeting, as in previous years. All questions received ahead of the 2021 AGM were answered individually and answers to frequently asked questions were published on our website ahead of the meeting.
Voting on all of the resolutions at the 2021 AGM was conducted by way of a poll, thereby giving weight to the number of shares held by shareholders rather than simply attributing a notional one vote to each shareholder voting. With the exception of the shareholder requisitioned Resolution 29, all resolutions were passed with votes ‘For’ ranging from 91.54% to 99.97% of the total votes cast.
Shareholders voted in favour of amending our Articles of Association (Articles) at the 2021 AGM to include, amongst other changes, specific provisions on how a hybrid general meeting can be conducted, to allow for maximum flexibility in how we might convene and conduct AGMs in future years.
A climate change resolution (Resolution 29) was requisitioned by a group of shareholders co-ordinated by Market Forces. The Board did not consider Resolution 29 to be in the best interests of BPLC and its shareholders as a whole, and recommended that shareholders vote against Resolution 29 for the following reasons (as detailed in the 2021 Notice of AGM available at home.barclays/investor-relations/reports-and-events/general-meetings/):
▪firstly, our new climate change strategy was adopted in 2020 to align Barclays to the goals of the Paris Agreement
▪secondly, meaningful progress in the 12 months leading to the 2021 AGM had been made to design, refine and embed our detailed approach across Barclays
▪thirdly, the Board continued to believe that Barclays can make the greatest difference by supporting the transition to a low-carbon economy, rather than by simply phasing out support for some of the clients who are most engaged in it.
Resolution 29, which was not supported by the Board, was not passed, and the level of shareholder support for it fell well short of the 75% majority required for it to pass. Only 14.04% of the votes cast were cast ‘For’ Resolution 29, representing 8.92% of the register.
In line with Barclays' announcement at the 2021 AGM to offer shareholders a 'Say on Climate', shareholders will be asked to vote on Barclays' climate strategy at the 2022 AGM. Further details of the 'Say on Climate' vote will be set out in the 2022 Notice of AGM.
The 2022 AGM
Looking ahead to the 2022 AGM, the Board currently intends to hold the AGM in Manchester on 4 May 2022 at 11:00am as a combined physical and electronic meeting, to allow for shareholders to attend and vote in person or virtually using electronic facilities, should they prefer.
Our plans remain, of course, subject to the ongoing COVID-19 pandemic and any UK Government guidance or restrictions in place at the relevant time, but the Board very much hopes to be able to welcome shareholders to the 2022 AGM in person. Further details will be provided in our 2022 Notice of AGM.
As stated in our 2021 Notice of AGM, it is the Board’s intention on an annual basis to alternate AGM venues between London and a venue other than London where Barclays has a significant business or customer presence.
Stakeholder engagement
Seeking to understand all stakeholders’ views, and the impact of our behaviour and business on our customers and clients, colleagues, suppliers, communities and society more broadly, is a key part of how the Board makes decisions and provides oversight and challenge. Accordingly, the Board monitors key indicators across areas such as culture, citizenship, conduct, and customer and client satisfaction on an ongoing basis.
We engaged extensively with shareholders and other stakeholders (including proxy advisory agencies and investor associations) in 2021 on key topics including strategic priorities, governance and succession planning, as well as further engagement on Barclays' climate strategy.
Throughout 2021, we have engaged with our stakeholders through a variety of means including surveys, participation in forums and global and regional industry initiatives.

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	40

Directors’ report: How we comply continued
Colleague engagement
Our colleagues are critical to our success, and the Board recognises that our continued investment in them protects and strengthens our culture.
Barclays has a long-standing commitment to the importance and value of colleague engagement, and in 2021 we continued to listen to colleagues and keep them informed in a number of ways. This included conducting regular 'Here to Listen' employee surveys, first launched in 2020, to make sure we were staying abreast of colleague feedback during the COVID-19 pandemic, as well as our annual 'Your View' employee survey.
You can read more about our commitment to our colleagues and our workforce engagement, including survey results and how we continue to support our colleagues, in the Our people and culture section on pages 92 to 97.
Conflicts of interest
In accordance with the Companies Act 2006 and BPLC Articles, the Board has the authority to authorise conflicts of interest and this ensures that the influence of third parties does not compromise the independent judgement of the Board. Directors are required to declare any potential or actual conflicts of interest that could interfere with their ability to act in the best interests of the Group.
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
The Chair is responsible for:
•leading the Board and its overall effectiveness
•demonstrating objective judgement
•promoting a culture of openness and constructive challenge and debate between all Directors
•facilitating constructive board relations and the effective contribution of all Non-Executive Directors
•ensuring Directors receive accurate, clear and timely information.
Responsibility for the day-to-day management of the Group is delegated to the Group Chief Executive, who is supported in this role by the ExCo. You can find further information on the membership of the ExCo on page 7.
As a Board we have set out our expectations of each Director in Barclays’ Charter of Expectations. This includes role profiles and the behaviours and competencies required for each role on the Board, namely the Chair, Deputy Chair (to the extent one is required), the SID, Non-Executive Directors, Executive Directors and Committee Chairs.
Our Non-Executive Directors provide effective oversight and scrutiny, strategic guidance and constructive challenge, holding the Executive Directors to account against their agreed performance objectives. The Non-Executive Directors, led by the Nominations Committee, have primary responsibility for the appointment and removal of the Executive Directors.
The SID provides a sounding board for the Chair, acting as an intermediary for the other Directors when necessary. Our SID is available to shareholders should they have concerns that have not been addressed through the normal engagement channels.
The Charter of Expectations is reviewed annually to ensure it remains relevant and accurately reflects the requirements of the Code, the Regulations and industry best practice.
A copy of the Charter of Expectations can be found at home.barclays/who-we-are/our-governance/board-responsibilities
Information provided to the Board
It is the responsibility of the Chair to set the Board agenda, primarily focused on strategy, performance, value creation, culture, stakeholders and accountability, and to ensure that Board members receive timely and high-quality information to enable them to make sound decisions and promote the success of BPLC. Working in collaboration with the Chair, the Group Company Secretary is responsible for ensuring good governance and information flow, to ensure an effective Board.
Throughout the year, both the Executive Directors and senior executives kept the Board informed of key business developments through regular updates. These are in addition to the presentations that the Board and Board Committees receive as part of their formal meetings. Where required to enable them to fulfil their obligations as members of the Board, Directors are able to seek independent and professional advice at Barclays’ expense.

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	41

Directors’ report: How we comply continued
Attendance
Directors are expected to attend every Board meeting. In 2021, attendance was very strong both at scheduled meetings and the ad hoc meeting (called at short notice), as reflected in the table below. The Chairman met privately, on a quarterly basis, with each Non-Executive Director. If, owing to exceptional circumstances, a Director was not able to attend a Board meeting, the relevant Director ensured that their views were made known to the Chairman in advance of the meeting. The attendance record of Directors at scheduled and ad hoc meetings during 2021 is a testament to the commitment of each of our current Directors.

Board attendance in 2021	Independent/Executive	Scheduled Meetings eligible to attend	Scheduled Meetings attended	% attendance	Ad hoc Meetings eligible to attend	Ad hoc Meetings attended
Chairman
Nigel Higgins	On appointment[a]	14	14	100%	1	1
Executive Directors
C.S. Venkatakrishnan	Executive Director	4	4	100%	0	0
Tushar Morzaria	Executive Director	14	14	100%	0	0
Non-Executive Directors[b]
Mike Ashley	Independent	14	14	100%	1	1
Tim Breedon	Independent	14	13	93%	1	1
Mohamed A. El-Erian	Independent	14	14	100%	1	1
Dawn Fitzpatrick	Independent	14	14	100%	1	1
Mary Francis	Independent	14	14	100%	1	1
Crawford Gillies	Independent	14	14	100%	1	1
Brian Gilvary	SID[c]	14	14	100%	1	1
Diane Schueneman	Independent	14	14	100%	1	1
Julia Wilson	Independent	12	12	100%	1	1
Former Directors
Jes Staley	Executive Director	10	10	100%	0	0
Sir Ian Cheshire	Independent	3	3	100%	0	0
Notes
a     As required by the Code, the Chairman was independent on appointment.
b Robert Berry did not join the Board until 8 February 2022.
c Brian Gilvary succeeded Crawford Gillies as SID on 1 January 2021.

Board Committee cross-membership
The table below shows the number of cross-memberships of the Non-Executive Directors across the Board Committees as at 31 December 2021.

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	42

Directors’ report: How we comply continued
Composition of the Board
In line with the requirements of the Code, a majority of the Board is comprised of independent Non-Executive Directors. The independence of our Non-Executive Directors is considered by the Nominations Committee on an annual basis, having regard to the independence criteria set out in the Code. As part of this process, our Nominations Committee keeps under review the length of tenure of all Directors, which can affect independence, and makes any recommendations to the Board accordingly.
The independence of Mike Ashley, Crawford Gillies and Diane Schueneman, all of whom have served on the Board for more than six years, and Tim Breedon who has served on the Board for more than nine years, was subjected to a more rigorous review. The Nominations Committee remains satisfied that the lengths of their tenure have no impact on their respective levels of independence or the effectiveness of their contributions. The Nominations Committee and the Board consider all of the Non-Executive Directors to be independent.
In the case of Tim Breedon, having undertaken a rigorous review of his performance as a Non-Executive Director and taking into account other relevant factors that might be considered likely to impair, or could appear to impair, independence including as set out in Provision 10 of the Code, the Nominations Committee and the Board consider Tim to be independent.
During 2021, both Jes Staley and Sir Ian Cheshire stepped down from the Board. Neither raised any concerns about the operation of the Board or management.
You can read more about changes to Board composition and steps taken to further strengthen the Board and consideration of Non-Executive Director independence, including the Nomination Committee's review of Tim Breedon's independence and the appointment of Robert Berry in 2022, in the report of our Nominations Committee on pages 15 to 21.
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
In addition, all Directors must seek approval (providing an indication of expected time commitments) before accepting any significant new commitment outside of Barclays. Prior to approving any significant new external commitment for a Director, the Board undertakes a review of all relevant facts and circumstances, including the role and time commitment involved and the nature of the external organisation. In 2021, all external appointment requests were approved on the basis that the Board was comfortable with any actual or potential conflicts and the Board was confident that the Director in question remained able to devote such time necessary to discharge their duties to Barclays effectively.
Set out on this page is the average time commitment expected for the role of Non-Executive Directors and the other Non-Executive positions on the Board.
Expected time commitment

Role	Expected time commitment
Chair	Equivalent of up to 80% of full-time position.
Senior Independent Director	As required to fulfil the role.
Non-Executive Director	35-40 days per year (membership of one Board Committee included, increasing to 50 days a year if member of two Board Committees).
Committee Chairs	At least 80 days per year (including Non-Executive Director time commitment) for Audit and Risk Committee Chairs and at least 60 days for the Remuneration Committee Chair.
Where circumstances require it, all Directors are expected to commit additional time as necessary to their work on the Board. The Group Company Secretary maintains a record of each Director’s commitments. For the year ended 31 December 2021 and as at the date of publication, the Board is satisfied that none of the Directors is over-committed and that each of the Directors allocates sufficient time to their role in order to discharge their responsibilities effectively.

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	43

Directors’ report: How we comply continued
Composition, succession and evaluation
We have a Nominations Committee, the purpose and activities of which are contained in the report of our Nominations Committee on pages 15 to 21.
Board appointments
All Board and senior management appointments are viewed through a diversity lens and are based on merit and objective criteria, which focus on the skills and experience required for the Board’s effectiveness and the delivery of the Group strategy. Board appointments are made following a rigorous and transparent process facilitated by the Nominations Committee, with the aid of external search consultancy firms.
The Board adopted a revised version of the Board Diversity Policy on 9 February 2021, re-affirming the existing gender diversity target (33% female) and adopting a new ethnic diversity target aligned with the Parker Review on the ethnic diversity of UK Boards (at least one Board member to be a Person of Colour). The Board reconfirmed its commitment to these targets on 9 February 2022.
You can read more about diversity at Board level in the report of our Nominations Committee on page 18, and about Barclays' continued commitment to diversity and inclusion in Our people and culture section on pages 92 to 97.
The composition of the Board, Board Committees and the ExCo is regularly reviewed by the Nominations Committee. It frequently considers the skills required for the Board, Board Committees and the ExCo, identifying the core competencies, diversity and experience required. This, along with the annual effectiveness evaluation, helps to refresh the thinking on Board, Board Committee and ExCo composition and to determine a timeline for proposed new appointments. For the Board, it is standard practice to appoint any new Non-Executive Director or Chair for an initial three-year term, subject to annual re-election at the AGM, which may be extended for up to a further three-year term. As such, Non-Executive Directors typically serve up to a minimum of six years but this period may be extended where the Nominations Committee considers it appropriate.
All Directors are subject to election or re-election (as appropriate) each year by shareholders at the AGM.
Each year, we carry out an effectiveness review in order to evaluate our performance, as a Board, as well as the performance of each of the Board Committees and individual Directors. You can read more about the 2021 Board, Board Committee and Individual Effectiveness review, which was externally facilitated (as required by the Code), in the report of our Nominations Committee on pages 20 to 21.
You can find biographies for each member of the Board, including details of their relevant skills, experience and contribution, Board Committee memberships and other principal appointments on pages 3 to 6. Details of changes to the Board in 2021 and up to the date of this report, together with details of Board appointments, tenure, independence and succession planning are disclosed in the report of our Nominations Committee on pages 15 to 21.
The service contracts for the Executive Directors and the letters of appointment for the Group Chairman and Non-Executive Directors are available for inspection at our registered office and at the AGM.
Induction
On appointment to the Board, all Directors receive a comprehensive induction that is tailored to the new Director’s individual requirements. The induction schedule is designed to provide the new Director with an understanding of how the Group works and the key issues that it faces. The Group Company Secretary consults the Chair when designing a bespoke induction schedule, taking into account the particular needs of a new Director. When a Director is joining a Board Committee, the schedule includes an induction to the operation of that committee.
Following their appointments to the Board in 2021, Venkat and Julia Wilson each received tailored inductions. Robert Berry’s induction is in progress, following his appointment to the Board on 8 February 2022. You can read more about their inductions, Dawn Fitzpatrick's induction to the Board Remuneration Committee and Brian Gilvary's briefings in relation to his role as Board Remuneration Committee Chair and responsibilities as SID in the report of our Nominations Committee on page 19.
Training and development
In order to support the effective contribution by Board and Board Committee members, we regularly provide Directors with the opportunity to take part in ongoing training and development. Directors can also request specific training, as required.
Whilst opportunities for in-person Director training remained limited in 2021 due to the impact of the COVID-19 pandemic and ongoing social distancing guidance, training and development was supported through the Board deep dives, briefings for Board members on key risk topics, and Function reviews described on page 13.
The Board also received an annual briefing on regulatory responsibilities, including the Senior Managers Regime and on Barclays’ conduct and financial crime policies and standards.
The Nominations Committee supports the Chair in developing and monitoring effective induction, training and development for the Board, and you can read more on pages 19 to 20.

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	44

Directors’ report: How we comply continued
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
The Board has a Board Audit Committee and a Board Risk Committee. The purposes and activities of the Board Audit and Board Risk Committees are contained within their respective reports on pages 22 and 31 respectively.
Internal and external audit functions
The Board, together with the Board Audit Committee, is responsible for ensuring the independence and effectiveness of the internal and external audit functions. For this reason, the Board Audit Committee members met regularly with the Group Chief Internal Auditor and the KPMG lead audit engagement partner, without management present. The appointment and removal of the Group Chief Internal Auditor is a matter reserved to the Board Audit Committee and the appointment, and removal, of the external auditor, is a matter reserved to the Board. Neither task is delegated to management. More detail is provided on pages 28 to 30 of the Board Audit Committee report.
Company’s position and prospects
The Board, together with the Board Audit Committee, is responsible for ensuring the integrity of this Annual Report and that the financial statements as a whole present a fair, balanced and understandable assessment of our performance, position and prospects. This is explained in detail on page 25 of the Board Audit Committee report.
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
The Group is committed to operating within a strong system of internal control. Barclays has an overarching framework that sets out the approach of the Group to internal governance, The Barclays Guide. This establishes the mechanisms, principles and processes through which management implements the strategy set by the Board.
Processes are in place for identifying, evaluating and managing the Principal Risks facing the Group in accordance with the ‘Guidance on Risk Management, Internal Control and Related Financial and Business Reporting’, published by the FRC. A key component of The Barclays Guide is the ERMF. The purpose of the ERMF is to identify and set minimum requirements in respect of the main risks to the strategic objectives of the Group. There are nine Principal Risks under the ERMF: Credit risk, Market risk, Treasury and Capital risk, Operational risk, Climate risk, Model risk, Reputation risk, Conduct risk and Legal risk. The system of risk management and internal control is set out in the risk frameworks relating to each of our nine Principal Risks and the Barclays Control Framework, which details requirements for the delivery of control responsibilities. Group-wide frameworks, policies and standards enable Barclays to meet regulators’ expectations relating to internal control and assurance.
Effectiveness of internal controls
Key controls are assessed on a regular basis for both design and operating effectiveness. Issues arising out of these assessments, where appropriate, are reported to the Board Audit Committee. The Board Audit Committee oversees the control environment (and remediation of related issues) and you can read more about its work on pages 22 to 30. The Board Audit Committee also reviews annually the risk management and internal control system, which includes the ERMF. It has concluded that, throughout the year ended 31 December 2021 and to date, the Group has operated a sound system of internal control that provides reasonable assurance of financial and operational controls and compliance with laws and regulations. For more details on that evaluation and its conclusions please see page 28.
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
Further details of risk management procedures and material existing and emerging risks are given in the Risk review and Risk management sections on pages 98 to 192.
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
Management’s report on internal control over financial reporting
Management is responsible for establishing and maintaining adequate internal control over financial reporting under the supervision of the principal executive and financial officers, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements, in accordance with (a) UK-adopted international accounting standards; and (b) International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), including interpretations issued by the IFRS Interpretations Committee.

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	45

Directors’ report: How we comply continued
Internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that, in reasonable detail:
•accurately and fairly reflect transactions and dispositions of assets
•provide reasonable assurances that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS and that receipts and expenditures are being made only in accordance with authorisations of management and the respective Directors
•provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use or disposition of assets that could have a material effect on the financial statements.
Internal control systems, no matter how well designed, have inherent limitations and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that internal controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.
Management has assessed the internal control over financial reporting as at 31 December 2021. In making its assessment, management utilised the criteria set out in the 2013 COSO framework and concluded that, based on its assessment, the internal control over financial reporting was effective as at 31 December 2021.
The system of internal financial and operational controls is also subject to regulatory oversight in the UK and overseas. Further information on supervision by the financial services regulators is provided under Supervision and Regulation in the Risk review section on pages 187 to 192.
Changes in internal control over financial reporting
There have been no changes that occurred during the period covered by this report, which have materially affected or are reasonably likely to materially affect the Group’s internal control over financial reporting.
Remuneration
We have a Board Remuneration Committee, the purpose and activities of which are described in the Remuneration report on pages 54 to 91.
The Board has delegated responsibility for the consideration and approval of the remuneration arrangements of the Chairman, the Executive Directors, other senior executives and certain Group employees to the Board Remuneration Committee. The Board Remuneration Committee, when considering the remuneration policies and practices, seeks to ensure that they support our strategy and promote the long-term success of the business and that they are aligned to the successful delivery of the Group’s strategy.
All executive and senior management remuneration policies are developed in accordance with the Group’s formal and transparent procedures (ensuring that no Director is involved in deciding their own remuneration outcome) and having regard to workforce remuneration and related policies and the alignment of incentives and rewards with culture.
All Board Remuneration Committee members demonstrate independent judgement and discretion when determining and approving remuneration outcomes. The Board as a whole, with the Non-Executive Directors abstaining, considers annually the fees paid to Non-Executive Directors.
You can find further information on the purpose of the Board Remuneration Committee and its activities in 2021 in the Remuneration report on pages 54 to 91.

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	46

Directors’ report: Other statutory information
The Directors present their report together with the audited accounts for the year ended 31 December 2021.
Other statutory information

Other information that is relevant to the Directors’ report, and which is incorporated by reference into this report, can be located as follows:

Page
Remuneration policy, including details of the remuneration of each Director and Directors’ interests in shares	62
Governance Statement	2
Risk review	98
Disclosures required pursuant to Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008 as updated by Companies (Miscellaneous Reporting) Regulations 2018 can be found on the following pages:

Page
Engagement with employees (Sch. 7, Para 11 and 11A 2008/2018 Regs)	92 to 97
Policy concerning the employment of disabled persons (Sch. 7, para 10 2008 Regs)	97
Engagement with suppliers, customers and others in a business relationship (Sch. 7, Para 11 B 2008/2018 Regs)	48
Financial instruments (Sch. 7, para 6 2008 Regs)	244
Hedge accounting policy (Sch. 7, para 6 2008 Regs)	247
Disclosures required pursuant to Listing Rule 9.8.4R can be found on the following pages:

Page
Long-term incentive schemes	64
Waiver of Director emoluments	91
Allotment for cash of equity securities	282
Waiver of dividends	47

Profit and dividends
Statutory profit after tax for 2021 was £7,226m (2020: £2,461m). The 2021 full year dividend of 4.0p per ordinary share will be paid on 5 April 2022 to shareholders whose names are on the Register of Members at the close of business on 4 March 2022. With the 2021 half year dividend totalling 2.0p per ordinary share, paid in September 2021, the total distribution for 2021 is 6.0p (2020: nil) per ordinary share. The half year and full year dividends for 2021 amounted to £512m (2020: nil). BPLC also completed share buy-back programmes during 2021, further details of which can be found on page 52.
Shareholders may have their dividends reinvested in Barclays by joining the Barclays DRIP. Further details regarding the DRIP can be found at home.barclays/dividends and shareview.co.uk/info/drip
The nominee company of certain Barclays’ employee benefit trusts holding shares in Barclays in connection with the operation of our share plans has lodged evergreen dividend waivers on shares held by it that have not been allocated to employees. The total amount of dividends waived during the year ended 31 December 2021 was £1.02m (2020: nil).
Board of Directors
The names of the current Directors of BPLC, along with their biographical details, are set out on pages 3 to 6 and are incorporated into this Directors’ report by reference. Changes to Directors during the year and up to the date of this report are set out below.
.

Name	Role	Effective date
Julia Wilson	Non- Executive Director	Appointed 1 April 2021
Sir Ian Cheshire	Non-Executive Director	Stepped down 5 May 2021
Jes Staley	Executive Director	Stepped down 31 October 2021
C.S. Venkatakrishnan	Executive Director	Appointed 1 November 2021
Robert Berry	Non-Executive Director	Appointed 8 February 2022

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	47

Directors’ report: Other statutory information continued
Appointment and retirement of Directors
The appointment and retirement of Directors is governed by our Articles, the Code, the Companies Act 2006 and related legislation.
The Articles may be amended only by a special resolution of the shareholders. The Board has the power to appoint additional Directors or to fill a casual vacancy among the Directors and any Director so appointed holds office only until the next AGM and may offer himself/herself for re-election. The Code recommends that all directors of FTSE 350 companies should be subject to annual re-election. All Directors who will be continuing in office, and Anna Cross in her capacity as a Director from 23 April 2022, intend to offer themselves for election or re-election (as appropriate) at the 2022 AGM.
Directors’ indemnities
‘Qualifying third party indemnity’ provisions (as defined by section 234 of the Companies Act 2006) were in force during the course of the financial year ended 31 December 2021 for the benefit of the then Directors of the Company and the then Directors of certain of the Company's subsidiaries and, at the date of this report, are in force for the benefit of the Directors of the Company and the Directors of certain of the Company's subsidiaries in relation to certain losses and liabilities which they may incur (or have incurred) in connection with their duties, powers or office. The Group also maintains Directors’ & Officers’ Liability Insurance which gives appropriate cover for legal action brought against its Directors.
Qualifying pension scheme indemnity provisions (as defined by section 235 of the Companies Act 2006) were in force during the course of the financial year ended 31 December 2021 for the benefit of the then directors, and at the date of this report are in force for the benefit of directors of Barclays Pension Funds Trustees Limited as trustee of the Barclays Bank UK Retirement Fund, and Barclays Executive Schemes Trustees Limited as Trustee of Barclays Capital International Pension Scheme (No.1) and Barclays PLC Funded Unapproved Retirement Benefits Scheme. The directors of the trustees are indemnified against liability incurred in connection with the trustees’ activities in relation to the Barclays Bank UK Retirement Fund, Barclays Capital International Pension Scheme (No.1) and Barclays PLC Funded Unapproved Retirement Benefits Scheme.
Political donations
The Group did not give any money for political purposes in the UK or outside the UK, nor did it make any political donations to political parties or other political organisations or to any independent election candidates, nor did it incur any political expenditure during the year. In accordance with the US Federal Election Campaign Act, Barclays provides administrative support to a federal Political Action Committee (PAC) in the US, funded by the voluntary political contributions of eligible employees. The PAC is not controlled by Barclays and all decisions regarding the amounts and recipients of contributions are directed by a steering committee comprising employees eligible to contribute to the PAC. Contributions to political organisations reported by the PAC during the calendar year 2021 totalled $29,000 (2020 $113,500).
Country-by-Country reporting
The Capital Requirements (Country-by-Country reporting) Regulations 2013 require the Company to publish additional information in respect of the year ended 31 December 2021. This information is available on the Barclays website: home.barclays/annualreport.
Supporting our suppliers
Our engagement with suppliers is important and we engage with them regularly to ensure adherence to the Barclays’ Supplier Code of Conduct and Supply Control obligations. As part of the bank’s ESG strategy, we are focused on environmental and social responsibility in our supply chain, initially across three pillars of diversity and inclusion, the environment and modern slavery.

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	48

Directors’ report: Other statutory information continued
Environment
As part of its ambition to be a net zero bank by 2050, Barclays is working to achieving net zero operations1 and supply chain emissions. Barclays has been carbon neutral for its Scope 12, Scope 23 and Scope 3 (business travel)4 emissions since 2020. We are defining net zero operations as the state in which we will achieve a greenhouse gas (GHG) reduction of our scope 1 and scope 2 emissions by at least 90%, against a 2018 baseline, and use carbon removals to eliminate any residual operational emissions that we cannot yet abate. We are defining carbon neutral as first reducing carbon dioxide emissions then counterbalancing carbon dioxide emissions for scope 1, scope 2 and scope 3 business travel with carbon offsets.
In 2020, we disclosed that we were already net zero from our own operations, based on the common understanding at that time, that ‘net zero’ and ‘carbon neutral’ were interchangeable terms. To reflect the most recent interpretations of both of these terms in public discourse, we will make a distinction between net zero operations and carbon neutral in our disclosures from now on. The standards available to understand and define net zero are rapidly evolving. We will continue to review and develop our own approach to net zero operations as this subject area matures.
We have been carbon neutral since 2020 by reducing or eliminating sources of carbon dioxide emissions associated with our operations and business travel and by compensating any remaining emissions by purchasing carbon credits under the Verified Carbon Standard (VCS). We intend to remain carbon neutral, while investing in the continued decarbonisation of our operations and in the development of a net zero pathway for the emissions from our supply chain.
In line with our commitment to offer shareholders a ‘Say on Climate’, we will be publishing an update on our climate strategy, targets and methodology in advance of the 2022 AGM. This will include 2030 targets for two new sectors, Cement and Metals (Steel). Further details of the 'Say on Climate' vote will be set out in the 2022 Notice of AGM.
Progress to date
We are transforming the way we operate by switching to renewable energy sources, increasing energy efficiency, adopting new ways of working and removing fossil fuels from our campuses. In 2021, 94% of the electricity used across our global property portfolio came from renewable sources. The transition to renewable sources of energy contributed to Barclays exceeding its target of 80% GHG emissions reduction for scope 1 and scope 2 (market-based) emissions by achieving an 86% reduction in 2021. At the same time as continuing our transition to renewable electricity, we intend to decarbonise our global property portfolio by progressively eliminating the use of fossil fuels currently used to heat and cool our buildings. We will continue removing the use of natural gas in our buildings, replacing gas boilers with carbon-free heating technologies when feasible. We will also continue to embed circular economy principles to reduce waste in our buildings and support the regeneration of natural systems.
We have disclosed global GHG emissions and energy use data as required by the Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008. See the ESG Data Hub for further details on our annual operational GHG emissions since 2018, including our scope 1, scope 2 and scope 3 business travel location-based and market-based emissions. We further provide insights on our annual waste production, energy and water consumption and renewable electricity consumption by country. You may find extensive information relating to how we track our operational footprint at: home.barclays/sustainability/esg-resource-hub/
1     Operations include company cars, offices, retail branches and data centres where Barclays have operational control.
2     Scope 1 emissions include our direct GHG emissions from natural gas, fuel oil, company cars and HFC refrigerants.
3     Scope 2 emissions include our indirect GHG emissions from purchased electricity and purchased steam and chilled water.
4     Scope 3 business travel emissions are our indirect emissions from commercial air travel and other transport.

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	49

Directors’ report: Other statutory information continued

GHG Emissions Table and Notes
	Current Reporting Year 2021[a]		Previous Reporting Year 2020
	UK & Offshore Area	Global GHG Emissions	UK & Offshore Area	Global GHG Emissions
Group GHG Emissions[b]
Total CO2e (tonnes)	85,313	148,618	107,157	189,304
Scope 1 CO2e emissions (tonnes)[c]	15,684	21,986	15,339	21,512
Scope 2 CO2e emissions (tonnes)[d]	68,710	124,226	83,252	148,658
Scope 3 CO2e emissions (tonnes)[e]	919	2,406	8,566	19,134
Energy consumption used to calculate above Scope 1 and 2 emissions (kWh)	370,497,921	553,048,003	396,436,272	598,036,644
Intensity Ratio
Total Full-Time Employees (FTE)	44,100	81,600	47,700	83,000
Total CO2e per FTE (tonnes)[f]	1.93	1.82	2.25	2.28
Market-based emissions
Scope 2 CO2e market-based emissions (tonnes)[d]	3,767	13,400	6,400	48,192
Total gross Scopes 1 and 2 (market-based) emissions (tonnes)	19,451	35,386	21,739	69,704
Notes
a    The carbon reporting year for our GHG emissions is 1 October to 30 September. The carbon reporting year is not fully aligned to the financial reporting year covered by this Directors’ Report. Details of our approach to assurance over the data is set out in the 2021 Barclays Strategic Report.
b    The methodology used to calculate our GHG emissions follows the 'Greenhouse Gas Protocol (GHG): A Corporate Accounting and Reporting Standard (Revised Edition)', defined by the World Resources Institute/World Business Council for Sustainable Development (WRI/WBCSD). We have adopted the operational control approach to define our reporting boundary. Emissions from leased buildings where Barclays do not manage the utility are excluded. Where Barclays is responsible for the utility costs, these emissions are included. Estimating the GHG emissions of working from home is a new activity with little or no precedent and with no common standard which is why we have not yet included it in our annual GHG inventory. We are evaluating different methodologies to estimate our remote working emissions moving forward. For 2021, we have applied the latest emission factors available at the time of reporting. We continuously review and update our performance data based on updated carbon emission factors, improvements in data quality and updates to estimates previously applied. We have recalculated this information from our previous 2020 reporting year. Where the recalculation of our performance using updated carbon emissions factors and improvements in data quality and estimates has resulted in a change of more than 5% we have represented these figures in the table above. In 2021, we conducted a review of our GHG emissions inventory for scope 1 and scope 2 to improve the transparency of our public emissions disclosure. Historically, Barclays have chosen to account for third party managed data centres under Scope 1 and Scope 2. Based on our review, and with due regard to the GHG Protocol Guidelines and Operational Control definitions, we have updated our GHG accounting policy and reallocated the emissions of third party managed data centres under scope 3 ‘downstream leased assets’, which will be reported in future. This reallocation is reflective of our limited control over energy sources at third party managed data centres. We have therefore re-baselined our historic emissions for 2018 and updated our reported figures for subsequent years. The previously reported scope 2 (location based) emissions were: 2018 (203,100 tCO2e), 2019 (182,000 tCO2e) and 2020 (159,500 tCO2e). In addition, a correction to underlying fugitive consumption data was identified, which has resulted in an adjustment to 2018-2020 fugitives emissions. The previously reported scope 1 emissions were: 2018 (25,900 tCO2e), 2019 (23,800 tCO2e) and 2020 (18,800 tCO2e).
c    Scope 1 emissions include our direct GHG emissions from natural gas, fuel oil, company cars and HFC refrigerants. In the case of company-owned vehicles, emissions are limited to UK vehicles only as this is the only country in which the Group owns vehicles.
d    Scope 2 GHG emissions include our direct GHG emissions from purchased electricity, purchased heat, cooling and steam . Market-based emissions have been reported for 2020 and 2021. We have used a zero emission factor where we have green tariffs or energy attribute certificates in place in the UK, US, Hong Kong, Japan, India Singapore and Continental Europe. Where we are not consuming renewable electricity we have used the appropriate residual mix factor for the country in question.
e    Scope 3 covers indirect emissions from business travel only. Business travel for these purposes compromises of: global flights and ground transport within the UK, US and India, however, in the case of the US and India ground transport covers onwards car hire only which has been provided directly by the supplier). Ground transportation data (excluding Scope 1 emissions from company-owned vehicles) covers only countries where robust data is available directly from the supplier.
f    Intensity ratio calculations have been calculated using location-based emission factors only.
g    Energy consumption data is captured through utility billing; meter reads or estimates. Principal measures we have undertaken in 2021 to improve energy efficiency include the following:
•we have reduced our Group energy consumption by 7.5% versus 2020 due to reduced operating hours of our offices as our global workforce continued to work remotely as a result of COVID-19 in addition to a number of energy optimisation and efficiency initiatives in 2021, achieving a total reduction of 1.4 GWh since implementation.
•our energy efficiency measures for 2021 can be broken down by principal categories such as end of life asset replacement projects saving 46 MWh; a 760 MWh saving from building optimisation projects; 397 MWh saving from adjusting our HVAC systems to align with reduced operational hours of our buildings globally; a 52 MWh saving from the installation of our brand new solar self-generation plant in Pune, India and installation of LED lighting together with power optimisation activities in select buildings which have achieved a combined 171 MWh saving.
Research and development
In the ordinary course of business, the Group develops new products and services in each of its business divisions.

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	50

Directors’ report: Other statutory information continued
Share capital
Share capital structure
The Company has ordinary shares in issue. The Company’s Articles also allow for the issuance of sterling, US dollar, euro and yen preference shares (preference shares). No preference shares have been issued as at 21 February 2022 (the latest practicable date for inclusion in this report). Ordinary shares therefore represent 100% of the total issued share capital as at 31 December 2021 and as at 21 February 2022 (the latest practicable date for inclusion in this report).
Details of the movement in ordinary share capital during the year can be found in Note 28 on page 282.
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
On a poll, every member who is present or represented and who is entitled to vote has one vote for every share held. In the case of joint holders, only the vote of the senior holder (as determined by the order in the share register) or his/her proxy may be counted. If any sum payable remains unpaid in relation to a member’s shareholding, that member is not entitled to vote that share or exercise any other right in relation to a meeting of the Company unless the Board otherwise determines.
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
The Board is not bound to register a transfer of partly paid ordinary shares or fully paid shares in exceptional circumstances approved by the FCA. The Board may also decline to register an instrument of transfer of certificated ordinary shares unless it is (i) duly stamped, deposited at the prescribed place and accompanied by the share certificate(s) and such other evidence as reasonably required by the Board to evidence right to transfer, (ii) it is in respect of one class of shares only, and (iii) it is in favour of a single transferee or not more than four joint transferees (except in the case of executors or trustees of a member).
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
The Company is not aware of any agreements between holders of securities that may result in restrictions on the transfer of securities or voting rights.
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
Special rights
There are no persons holding securities that carry special rights with regard to the control of the Company.

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	51

Directors’ report: Other statutory information continued
Major shareholders
Major shareholders do not have different voting rights from those of other shareholders. Information provided to the Company by substantial shareholders (holding voting rights of 3% or more in the financial instruments of the Company) pursuant to the DTRs are published via a Regulatory Information Service and is available on the Company’s website. As at 31 December 2021, the Company had been notified under Rule 5 of the DTRs of the following holdings of voting rights in its shares.

Person interested	Number of Barclays Shares	% of total voting rights attaching to issued share capital[a]	Nature of holding (direct or indirect)
BlackRock Inc[b]	944,022,209	5.78	indirect
Qatar Holding LLC[c]	1,017,455,690	5.99	direct
Notes
a    The percentage of voting rights detailed above was calculated at the time of the relevant disclosures made in accordance with Rule 5 of the DTRs.
b    Total shown includes 6,687,206 contracts for difference to which voting rights are attached. Part of the holding is held as American Depositary Receipts. On 8 February 2022, BlackRock, Inc. disclosed by way of a Schedule 13G filed with the SEC beneficial ownership of 1,401,752,691 ordinary shares of the Company as at 31 December 2021, representing 8.4% of that class of shares.
c    Qatar Holding LLC is wholly owned by Qatar Investment Authority. On 2 February 2022, Qatar Investment Authority disclosed by way of a Schedule 13G filed with the SEC beneficial ownership of 847,620,690 ordinary shares of the Company as at 31 December 2021, representing 5.06% of that class of shares.

Between 31 December 2021 and 21 February 2022 (the latest practicable date for inclusion in this report), the Company has not received any additional notifications pursuant to Rule 5 of the DTRs.
Powers of Directors to issue or buy back the Company’s shares
The powers of the Directors are determined by the Companies Act 2006 and the Company’s Articles. The Directors are authorised to issue and allot shares and to buy back shares subject to annual shareholder approval at the AGM. Such authorities were granted by shareholders at the 2021 AGM. It will be proposed at the 2022 AGM that the Directors be granted new authorities to allot and buy back shares.
Repurchase of shares
On 19 March 2021 and 2 August 2021 the Company commenced share buy-back programmes to purchase its ordinary shares of £0.25p each up a maximum consideration of £700m and £500m, respectively, The first share bu-yback programme concluded on 23 April 2021 and the second share buy-back programme concluded on 30 November 2021. The Company repurchased 377,356,751 ordinary shares at a volume weighted average price of 185.5008 pence per share during the first buy-back programme and 266,987,647 ordinary shares at a volume weighted average price of 187.2746 pence per share during the second buy-back programme. The purpose of the buy-back programmes was to reduce the Company’s number of outstanding ordinary shares.
In aggregate, the Company purchased 644,344,398 ordinary shares during 2021 with a nominal value of £161m (this represented 3.84% of the Company's issued share capital as at 31 December 2021) for an aggregate consideration of £1,200m excluding taxes and expenses. All of the repurchased ordinary shares have been cancelled.
No further shares have been repurchased since the completion of the second share buyback programme on 30 November 2021. The maximum number of ordinary shares which could be repurchased by the Company as part of any share buy-back under the authority for on-market share buy-backs granted at the 2021 AGM is 1,469,543,259 ordinary shares (being 1,736,530,906 less the 266,987,647 shares repurchased as part of the second share buy-back programme).
Distributable Reserves
As at 31 December 2021, the distributable reserves of the Company were £20,750m (2020: £24,386m).
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
Directors’ responsibilities
The following statement, which should be read in conjunction with the Auditor’s report set out on pages 213 to 214, is made with a view to distinguishing for shareholders the respective responsibilities of the Directors and of the auditor in relation to the accounts.
Going concern
The Group’s business activities and factors likely to affect its future development and performance are disclosed in the Strategic report and Risk Review sections of this report. The financial performance is disclosed within the Financial Review with funding, liquidity and capital details contained within the Risk Performance section. The Group’s objectives and policies in managing the financial risks to which it is exposed are discussed in the Risk Management section.
The Directors considered it appropriate to prepare the financial statements on a going concern basis.
In preparing each of the Group and Parent company financial statements, the Directors are required to:
•assess the Group and Parent company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern;
•use the going concern basis of accounting unless they either intend to liquidate the Group or the Parent company or to cease operations, or have no realistic alternative but to do so.

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	52

Directors’ report: Other statutory information continued
Preparation of accounts
The Directors are required by the Companies Act 2006 to prepare Group and Company accounts for each financial year and, with regard to Group accounts, in accordance with UK-adopted international accounting standards. The Directors have prepared these accounts in accordance with (a) UK-adopted international accounting standards; and (b) IFRS as issued by the IASB, including interpretations issued by the IFRS Interpretations Committee. Pursuant to the Companies Act 2006, the Directors must not approve the accounts unless they are satisfied that they give a true and fair view of the state of affairs of the Group and the Company and of their profit or loss for that period.
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
The Directors, whose names and functions are set out on pages 3 to 6, confirm to the best of their knowledge that:
(a) the financial statements, prepared in accordance with (a) UK-adopted international accounting standards; and (b) IFRS as issued by the IASB, including interpretations issued by the IFRS Interpretations Committee, give a true and fair view of the assets, liabilities, financial position and profit or loss of the Company and the undertakings included in the consolidation taken as a whole; and
(b) the management report, on pages 8 to 14, which is incorporated in the Directors’ report, includes a fair review of the development and performance of the business and the position of the Company and the undertakings included in the consolidation taken as a whole, together with a description of the Principal Risks and uncertainties that they face.
Auditor’s report
The Auditor’s report on the Financial Statements of Barclays PLC for the year ended 31 December 2021 was unmodified and its statement under section 496 of the Companies Act 2006 was also unmodified.
By order of the Board

Stephen Shapiro
Company Secretary
22 February 2022
Registered in England. Company No. 48839
Registered office: 1 Churchill Place,
London E14 5HP

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	53

Remuneration report
Annual Statement from the Chair of
the Board Remuneration Committee

Contents
▪Annual statement	54
▪Remuneration philosophy	59
▪Fair Pay at a glance	61
▪Employee remuneration policy summary	62
▪Directors’ remuneration policy summary	63
▪Annual report on Directors’ remuneration	67
Remuneration Committee

Member	Meetings attended/eligible to attend (including ad hoc meetings)
Brian Gilvary	7/7
Crawford Gillies	2/2
(1 Jan 2021–28 Feb 2021)
Dawn Fitzpatrick	3/3
(from 1 July 2021 onwards)
Mary Francis	7/7
Tim Breedon	5/5
(1 Jan 2021–31 Oct 2021)
You can find more information on our approach to pay fairness in our Fair Pay Report at home.barclays/annualreport
Our UK pay gap figures for 2021 and narrative explaining them are available at home.barclays/diversity
Dear Fellow Shareholders
On behalf of the Board, I am pleased to present the Remuneration report for 2021, my first as Chair of the Remuneration Committee.
We have had a number of changes to the Committee since last year's Remuneration report. I would like to thank my predecessor, Crawford Gillies, for his significant contribution over almost seven years on the Committee. I would also like to thank Tim Breedon for his contribution over eight years on the Committee, and to welcome Dawn Fitzpatrick.
Thanks too to shareholders for the support shown at our last Annual General Meeting for how we implemented our Directors' remuneration policy (DRP) during 2020, under Crawford's leadership.
As the Group Chief Executive sets out in his review, we have a robust strategy in place. Our universal banking model and diversified income have provided resilience, despite the ongoing impact of the COVID-19 pandemic, and we have delivered a record profit before tax in 2021, enabling us to announce a return of over £2.5bn of capitala to shareholders.
As always, the Committee has taken a number of important considerations into account when making remuneration decisions in respect of 2021 performance. We have looked carefully at Barclays’ financial and non-financial performance, in both absolute and relative terms. We have considered delivery of our strategy, as well as risk and conduct. We have also considered the competitive market for hiring and retaining talent. We have weighed the views and expectations of you as shareholders, of our customers and clients, of our colleagues and of our stakeholders in wider society. Our Fair Pay agenda continues to underpin all of our remuneration decisions. That means ensuring that we are recognising the contributions of all our colleagues, junior and senior, supporting and paying all colleagues fairly for the work they do. You can read more in our annual Fair Pay Report, published alongside this Annual Report. We have also published our UK pay gap figures and a narrative explaining them.
With these considerations in mind, allow me to set out the key decisions taken this year and our focus for 2022.
Jes Staley
As outlined in the Nominations Committee Report, the Board agreed with Jes Staley that he would step down from his role as Group Chief Executive and as an Executive Director of Barclays PLC (BPLC) and Barclays Bank PLC (BBPLC) with immediate effect on 31 October 2021. The treatment of his remuneration on stepping down was set out in the announcement of those Board changes on 1 November 2021 and is in line with the DRP. He is legally and contractually entitled to 12 months' notice, during which he continues to receive his Fixed Pay, pension allowance and other benefits, and to receive repatriation costs to the US.
Since Mr Staley was appointed, in 2015, only 16% of his variable remuneration has vestedb. A similar portion has lapsed without vesting. The significant majority, almost 70%, remains unvested, comprising a combination of deferred bonus and Long Term Incentive Plan (LTIP) awards. Subsequent to the Board changes that were announced in November, in line with its normal procedures, the Committee exercised its discretion to suspend the vesting of all of Mr Staley's unvested awards, pending further developments in respect of the regulatory and legal proceedings related to the ongoing FCA and PRA investigation regarding Mr Staley.
No further remuneration decisions have been made in respect of Mr Staley. The Committee will consider these matters further, in conjunction with the BPLC and BBPLC Boards, as and when it considers appropriate but does not currently expect to make further decisions on this until the conclusion of those regulatory and legal proceedings. Any such decisions in the future will be disclosed in future remuneration reports.
Notes
a    Includes total dividend for 2021 of 6.0p per share and total share buybacks announced in relation to 2021 of £1.5bn.
b    At the Q4 2021 average share price.

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	54

Performance
Our commitment, as ever, is to a remuneration approach that rewards sustainable performance.
Our financial performance during 2021 continued to benefit from the diversification that is inherent in our universal banking model. The Corporate and Investment Bank continued to perform well, with record levels of profitability, offsetting some of the challenges brought by the COVID-19 pandemic and the low interest rate environment.
Barclays UK and Consumer, Cards and Payments benefited from the ongoing economic recovery, and are well positioned. Cost discipline kept Group base costsa flat, with efficiency savings reinvested to drive income growth.
We remain well capitalised, with a CET1 ratio of 15.1%, and have delivered a full year Return on Tangible Equity of 13.4%, meeting our greater-than-10% target. Consequently, we were able to meaningfully increase returns to our shareholders, announcing over £2.5bn of capital returned in respect of 2021, via a total dividend of 6p per share and £1.5bn of announced share buybacks. This is equivalent to a total payout of 15p per share. As the Group Chief Executive sets out in his review, continuing to return capital to shareholders on a consistent basis remains important to Barclays.
In parallel, the Committee continues to work on ensuring that we are rewarding performance that is sustainable. This year marked an important step forward in that effort, with the launch of the Barclays’ Mindset. The Mindset acts as an operating manual for how to get things done at Barclays, focusing on three key elements that are core to our success – Empower, Challenge and Drive. These in turn help drive ‘The Power of One Barclays’, our effort to bring our organisation closer together to create synergies and deliver more value for our stakeholders. This way of thinking is embedded in the organisation and initial feedback suggests that it resonates with colleagues as a way of driving long-term success. Over time, we believe it will provide a means of helping us to continue delivering sustainable performance.

Notes
a    Excluding performance costs and structural cost actions.
b    Determined by Barclays using the Massachusetts Institute of Technology Living Wage Calculator, a well-established market-based approach for determining living wages in the US.
c    On a comparable basis, period covering 2014-2021. Pre 2014 financials were not restated following re-segmentation in 2016.

Colleague remuneration
Paying at least a living wage to all our colleagues is at the heart of our Fair Pay agenda. For all our locations, we continue to ensure that we at least meet living wage benchmarks for each country and we have also been cognisant of the inflationary pressures in many jurisdictions. We worked closely with Unite the Union to agree a 2022 UK pay deal for c.43,000 employees with a total salary increase budget of 4.25%, and in addition increased anyone paid below £11 per hour to that amount, or more in London, exceeding the benchmarks set by the Living Wage Foundation. In the US, we made increases to bring lower-paid colleagues at least into alignment with the MIT living wageb, and in India our salary increase budget was over 10% in order to keep pace with local market pressures. Across our business, we targeted the salary spend so there are higher average increases for the most junior colleagues. Due to the pandemic, we accelerated the roll-out of remote access to medical support to colleagues in a number of our key locations during 2021. In India, we provided salary advances and supplemented medical cover to support colleagues through the devastating impact of the Delta variant of COVID-19. Our Fair Pay Report brings together the different ways we think about fair pay at Barclays and provides an update on our progress in putting fairness at the heart of the way we pay our people.
This year’s incentive pool reflects the consideration of all the elements set out at the start of this statement, including financial and non-financial performance, delivery of our strategy, risk, conduct, expectations of stakeholders and our commitment to fair pay.
In particular, the Committee wanted to take into account that all three of our main lines of business – Barclays UK, Consumer, Cards and Payments and the Corporate and Investment Bank – have performed well in 2021, with all three demonstrating robust profitability and delivering double-digit returns on equity.
The Committee took into account the strong performance in the Corporate and Investment Bank, where our colleagues continued to make a significant contribution to the global recovery through the economic activity they have facilitated. Record Investment Banking fees and Equities income were achievedc and this has had a material impact on the overall success of the Group.
At the same time, the Committee recognised the progress made in the delivery of our strategic digital agenda, including the ongoing transformation of Barclays UK, with an acute focus on improving customer and client experiences. Consistent with our approach last year, we were also mindful of the fact that it is often more junior employees who have been on the front line, directly supporting customers and clients during the pandemic. The Committee felt it appropriate to continue to reward those efforts.
Group income
£21,940m
2020: £21,766m
Group profit before tax
£8,414m
2020: £3,065m
Group RoTE
13.4%
2020: 3.2%
Cost: income ratio
66%
2020: 64%
CET1 ratio
15.1%
2020: 15.1%
Group compensation to income ratio
34.7%
2020: 34.2%
Group incentive pool
£1,945m
2020: £1,580m

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	55

Finally, we felt it important to recognise the huge effort made across the firm to maintain operational resilience throughout the COVID-19 pandemic, to enable the continued support of our customers and clients, driven in particular by colleagues in Barclays Execution Services (BX).
Taking all of this into account, the Committee has approved a Group incentive pool of £1.945bn. This represents an increase that recognises the strong performance across all businesses, following reductions in the incentive pool across many areas of the Group last year.
This level of incentive funding has enabled us to respond to the extremely competitive global market for talent, as well as the need to ensure our pay remains competitive to help attract and retain the talent required to deliver against our near-term and longer-term objectives. In areas where we had concerns that compensation might be becoming uncompetitive in comparison with our peers, we were able to take steps to address that.
We believe that this level of incentive funding is appropriate given what has been delivered and that it is consistent with our philosophy of rewarding sustainable performance, which in turn supports our long-term strategy of delivering continued strong returns to shareholders. In considering the incentive pool, we sought to strike an appropriate balance between a range of complex and at times conflicting factors. We recognise the strong performance that has been achieved, and the need to appropriately reward the teams and individuals responsible for that performance. At the same time, we were cognisant of the importance of maintaining cost discipline and not paying more than is necessary. The importance of reflecting performance is key, and both the Committee and management are clear that if performance falls in future years then the pool will reduce as appropriate.
As always, a significant portion of the pool is delivered in shares, most of which will be deferred over a number of years, ensuring alignment with shareholders. Those deferrals are subject to malus conditions. For Material Risk Takers, including the Executive Directors, deferrals and the upfront elements of incentive awards are also subject to clawback conditions, which may apply in a broad set of circumstances including individual misbehaviour and/ or material failures of risk management.
Executive Director remuneration
Implementing Fixed Pay increases
The DRP that shareholders approved in May 2020 included plans to increase Fixed Pay for Tushar Morzaria and Jes Staley. As reported last year, at the request of the Executive Directors, those increases were postponed in light of the prevailing external environment at that time. As a result of improvements in the economic environment since then, in July 2021 the Committee implemented those delayed increases.
Setting Venkat's remuneration on his appointment as Group Chief Executive
C.S. Venkatakrishnan (known as Venkat) was appointed Group Chief Executive with effect from 1 November 2021. The remuneration arrangements that the Committee agreed on his appointment reflect his role and responsibilities and are in accordance with the DRP.
Venkat’s Fixed Pay was set at £2.7m, delivered 50% in cash and 50% in shares. Fixed Pay shares are delivered quarterly, subject to a holding period with restrictions lifting over five years. This level of Fixed Pay was a reduction from that for his previous role as Head of Global Markets and Co-President of Barclays Bank PLC. Venkat also receives cash payments in lieu of pension in line with the DRP, equal to 5% of his Fixed Pay (equivalent to 10% of Fixed cash), which totalled £135,000 per annum on appointment. He receives standard benefits, including medical cover and life assurance, and is eligible to receive relocation support in line with our standard approach, including temporary accommodation in London, in accordance with the DRP. On an annual basis, Venkat is eligible to be considered for a discretionary incentive award and LTIP award in line with the DRP, up to a maximum value of 93% of Fixed Pay for bonus and up to 140% of Fixed Pay for the LTIP.
Determining Executive Director pay outcomes
In the context of the Group’s strong performance in 2021, the Committee considered the Executive Directors’ bonus and LTIP outcomes.
For 2021, Venkat was awarded a pro-rata discretionary incentive award for his part-year performance as Group Chief Executive, following his appointment. Although Venkat has started his new role as Group Chief Executive well, with real purpose, we did not consider it realistic to set strategic personal objectives and assess performance against those objectives after only two months in post. As a result, this bonus decision was based on the financial and non-financial measures only, scaling up the weighting of each to cover the entire bonus opportunity without any element based on personal objectives. Venkat received a separate discretionary incentive award in respect of the portion of 2021 when he was Head of Markets and Co-President of Barclays Bank PLC, which is not included within this report as it does not relate to his time as an Executive Director. For Tushar, his annual bonus was assessed against the financial, strategic and personal measures that were set out in the 2020 Remuneration report.
On the financial bonus measures, profit before tax significantly exceeded the level required to trigger a 100% outcome for that element of the bonus. Profit before tax for 2021 reached record levels, and higher than the top of the profit before tax target range for all previous bonus cycles. This, combined with a cost: income ratio also ahead of the maximum target and with good performance against the strategic non-financial measures, resulted in a 2021 bonus outcome equal to 94.4% of maximum for Venkat, and 94.5% of maximum for Tushar after factoring in his performance against his personal objectives. The outcome for the 2019-2021 LTIP was lower, at 55%, impacted by the performance challenges resulting from the COVID-19 pandemic, particularly during 2020.

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	56

The Committee reflected on the appropriateness of these outcomes, for both the 2021 bonus and 2019-2021 LTIP. We reviewed the underlying financial health of the Group, which is strong and well-capitalised. We considered the bonus outcomes in the context of the bonus outcomes for the wider workforce, ensuring appropriate alignment both this year and over a multi-year period, and also compared to historical outcomes for the Executive Directors in the context of performance each year. We concluded that the outcomes are appropriate in the context of the performance achieved and that no discretionary adjustment was warranted.
No changes were made to any in-flight LTIP awards and the performance measures and targets for those awards have not been altered.
The Committee decided to grant awards under the 2022-2024 LTIP cycle with a face value at grant of 140% of Fixed Pay for Venkat and 134% of Fixed Pay for Tushar, reflecting strong 2021 performance.
The Executive Directors' pay in 2022
An annual review of Fixed Pay for the Executive Directors, in the same way and at the same time as for the wider workforce, was introduced as a feature of the DRP in 2020 but had not been operated to date due to the COVID-19 pandemic. In February 2022, the Committee reviewed the level of Fixed Pay for Venkat and Tushar in line with that approach and we will do this annually in the future. The maximum total compensation opportunity for both Venkat and Tushar is driven by their level of Fixed Pay, and for both of them is materially behind market when compared to the equivalent opportunity for comparable roles at our international banking peers. Given this relative market positioning, the Committee agreed to increase Fixed Pay by 3% for Venkat and 3% for Tushar, resulting in Fixed Pay of £2,780,000 and £1,775,000 respectively from 1 March 2022. This percentage increase is lower than the average increase across the wider workforce, including the 4.25% 2022 UK pay deal agreed with Unite. Even after these Fixed Pay increases, the total compensation opportunity that results for each
Executive Director remains well behind our international banking peers.
The Committee carefully considered the performance measures for the 2022 bonus and the 2022-2024 LTIP. The bonus measures for 2022 are in line with those for 2021, with one key amendment. For 2022, we have increased the weighting of the Strategic non-financial element from 20% to 25%, with a corresponding reduction to the weighting of the Personal objectives from 20% to 15%, to enable a greater focus on climate-related measures. Within the Strategic non-financial element, the Customers and clients and Colleagues sections are retained, and are each weighted at 7.5%, with a new Climate and sustainability section in place of the Society section, weighted at 10%. This section now primarily focuses on climate-related measures, including progress towards our green financing commitments and reducing our own carbon footprint, as well as delivering the strategy to achieve our ambition to be a net zero bank by 2050. This reflects the focus and importance that we attach to the Group's delivery on its climate objectives. The other bonus measures remain substantially unchanged.
For the 2022-2024 LTIP, changes have been made to align more closely with the evolution of the bonus measures. The strategic non-financial element of this LTIP cycle will include a Climate and sustainability category, in place of the standalone Climate measure, with a weighting of 10%. The other measures are largely unchanged.
Shareholder alignment
Total variable pay (annual bonus and LTIP) for the Executive Directors will be delivered primarily in shares that must be retained for a period of between one and eight years from award, aligning the Executive Directors' interests more closely to the shareholder experience. Venkat already has a significant shareholding and will continue building this over the coming years towards the level stipulated under the personal shareholding requirements, while Tushar continues to hold substantial shareholdings over and above the required level.
Group Finance Director succession
As indicated in the letters from the Chairman and Group Chief Executive introducing this Annual Report, on 22 February 2022 Tushar Morzaria informed the Board of his intention to retire from the Board and as Group Finance Director, and the Board has agreed that this will take effect on 22 April 2022. The remuneration details in connection with his retirement and for his successor, Anna Cross, will be set out in a separate announcement to the market on 23 February 2022, and are not reflected in this Remuneration report.
Looking ahead
Our current DRP, approved by shareholders at the 2020 AGM for a period of three years, is nearing its end. As we move into 2022, the Committee will be reviewing our DRP and considering how it should evolve. We will also discuss this with stakeholders, including our largest institutional shareholders, to understand their perspectives.
Beyond this, the Committee will continue its focus on rewarding sustainable performance. We are pleased with Barclays’ performance this year and the progress made over recent years to transform the bank. We remain committed to making sure that the way we pay our people continues to support the long-term health and success of the Group.

Brian Gilvary
Chair, Board Remuneration Committee
February 2022

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	57

Executive Director remuneration outcomes at a glance

C.S. Venkatakrishnan

Annual bonus[a]

£395k

94.4% of maximum

94.4%

Annual bonus performance measures (% weighting)

Financial (75%)

Profit before tax (excluding material items) (62.5%)

100.0%

Cost: income ratio (excluding material items) (12.5%)

100.0%

Strategic non-financial (25%)

77.5%

Bonus weightings

25%
75%
Financial
Non-Financial

The Committee determined that it was not possible to set meaningful strategic personal objectives for the two months that he served as Group Chief Executive.

Total remuneration outcomes[b]

£m

2021
£0.874m
Max for 2021
£0.898m
Fixed Pay
Annual bonus
Pension and benefits
LTIP

Share ownership

Date of appointment 1 November 2021

£000

6,291
2,535
Actual
Requirement

C.S. Venkatakrishnan has until 1 November 2026 (five years from the date of his appointment as Executive Director) to meet this shareholding requirement.

As at 31 December 2021 based on Q4 2021 average share price of £1.9144 and an annualised Fixed Pay of £2,700k for C.S. Venkatakrishnan.

Tushar Morzaria

Annual bonus

£1,467k

94.5% of maximum

94.5%

Annual bonus performance measures (% weighting)

Financial (60%)

Profit before tax (excluding material items) (50%)

100.0%

Cost: income ratio (excluding material items) (10%)

100.0%

Strategic non-financial (20%)

77.5%

Personal objectives (20%)

95.0%

2019-2021 LTIP

£1,902k

55.0% of maximum

55.0%

LTIP performance measures (% weighting)

Financial (70%)

Average RoTE (excluding L&C and other material items) (50%)

64.0%

Cost: income ratio (excluding L&C and other material items) (20%)

0.0%

Risk scorecard (15%)

76.7%

Strategic non-financial (15%)

76.7%

Total remuneration outcomes

£m

2021
£5.193m
2020
£2.908m
Max for 2021
£6.835m
Fixed Pay
Annual bonus
Pension and benefits
LTIP

Share ownership

Date of appointment 15 October 2013

£000

9,015
3,864
Actual
Requirement

As at 31 December 2021 based on Q4 2021 average share price of £1.9144 and an annualised Fixed Pay of £1,725k for Tushar Morzaria.

b Values for two months in respect of his services provided as an Executive Director for 2021, with part-year bonus eligibility and no participation in the 2019-2021 LTIP cycle vesting following the end of 2021.

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	58

Remuneration report
Remuneration philosophy

To attract and retain the people who can best deliver for our customers and clients, we must pay fairly and appropriately – balancing the interests of all our stakeholders. Our policies and practices are transparently communicated and enable us to reward sustainable performance in line with our Values, Mindset and risk expectations. This is our remuneration philosophy.

Philosophy
Attract and retain talent needed to deliver Barclays’ strategy	Long-term success depends on the talent of our employees. This means attracting and retaining an appropriate range of talent to deliver against our strategy, and paying the right amount for that talent.
Align pay with investor and other stakeholder interests	Remuneration should be designed with appropriate consideration of the views, rights and interests of stakeholders. This means listening to our shareholders, other investors, regulators, government, customers and employees and ensuring their views are appropriately represented in remuneration decision-making.
Reward sustainable performance	Sustainable performance means making a positive and enduring difference to investors, customers and communities, taking pride in leaving things better than we found them and playing a valuable role in society.
Support Barclays’ Values and culture	Results must be achieved in a manner consistent with our Values. Our Values, culture and Mindset should drive the way that business is conducted.
Align with risk appetite, risk exposure and conduct expectations	Designed to reward employees for achieving results in line with the Group’s risk appetite and conduct expectations.
Be fair, transparent and as simple as possible	We are committed to ensuring pay is fair, simple and transparent for all our stakeholders. All employees and stakeholders should understand how we reward our employees and fairness should be a lens through which we make remuneration decisions.

Our philosophy in action
Our remuneration philosophy applies to all of our employees globally, including our Executive Directors. The pay decisions set out in this report are a result of the application of our remuneration philosophy during 2021.
Our philosophy and the way that we approach remuneration is designed to be as simple and clear as possible, while ensuring strong alignment with risk and conduct as well as our Values and Mindset. It is closely aligned with Provision 40 of the FRC’s UK Corporate Governance Code, as shown in the table that follows, and we have continued to be transparent on the resulting outcomes in this report.
We consider the views of all of our stakeholders in remuneration decision-making. In 2021, we achieved this by meeting with institutional shareholders to understand their views on our 2020 pay outcomes, engaging extensively with our regulators to ensure appropriate compliance with new regulatory requirements, and continuing our partnership with Unite the Union in the UK to understand the views of their members and agree a new pay deal. We used our 2020 Fair Pay Report and internal communication channels to share information on our approach to pay with colleagues, including how executive remuneration aligns with the wider company pay policy, and are now publishing our fourth Fair Pay Report to help do the same for 2021.
Specifically relating to our Executive Directors, we review the performance measures for the forward-looking incentives each year to ensure that we maintain alignment with our strategic priorities and KPIs, and to ensure that the measures we select continue to be appropriate in light of current circumstances and challenges. Alongside our key financial measures, our strategic non-financial performance objectives will ensure that the link between individual incentive outcomes and the delivery of our strategy, and the achievement of sustainable long-term performance, continues to be reinforced. The alignment of executive pay to our culture is further enhanced by the inclusion of the responsibility to embed our Mindset across the organisation and continue to develop a high-performing culture in line with our Values in the personal objectives for our Group Chief Executive.

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	59

Remuneration report
Remuneration philosophy continued
Alignment with Provision 40 of the UK Corporate Governance Code

Code requirements	How the Committee has addressed the requirement
Clarity – remuneration arrangements should be transparent and promote effective engagement with shareholders and the workforce
–Developed a clear remuneration philosophy with aligned policies and practices for Executive Directors and the wider workforce
–Our Fair Pay Report, which sets out how pay fairness is central to what we stand for, is used to engage with our shareholders and our colleagues
–Regular consultation on remuneration with our largest institutional shareholders

Simplicity – remuneration structures should avoid complexity and their rationale and operation should be easy to understand
–Clear disclosure of rationale for and operation of each element of the DRP
–Executive Directors incentivised via annual bonus with deferral and LTIP
–Prospective disclosure of bonus metrics and LTIP targets, and full retrospective disclosure of outcomes against financial and non-financial targets and criteria, with full supporting commentary

Risk – remuneration arrangements should ensure reputational and other risks from excessive rewards, and behavioural risks that can arise from target-based incentive plans, are identified and mitigated
–Assessment of 'What' and 'How' performance is achieved
–Ex-ante and ex-post risk factored into the assessment of business performance
–Significant deferral into shares, to align with shareholder experience
–Committee discretion to adjust all variable remuneration outcomes
–Malus and clawback provisions apply to all elements of variable remuneration

Predictability – the range of possible values of rewards to individual Directors and any other limits or discretions should be identified and explained at the time of approving the policy	–Regulatory caps on incentive outcomes –Scenario charts illustrate potential pay-outs under each element of the DRP –Key areas of Committee discretion clearly outlined in the DRP
Proportionality – the link between individual awards, the delivery of strategy and the long-term performance of the company should be clear. Outcomes should not reward poor performance
–Annual bonus and LTIP measures reviewed each year to maintain alignment to strategic priorities / KPIs
–Significant deferral into shares, to align with shareholder experience
–Committee discretion, malus and clawback provisions apply to all elements of variable remuneration, to ensure risk-alignment for the Executive Directors

Alignment to culture – incentive schemes should drive behaviours consistent with company purpose, values and strategy
–The Committee reviews all policies and practices, including incentive schemes, ensuring alignment to the Group's Purpose, Values, Mindset and conduct expectations
–Key aspect of remuneration philosophy is rewarding sustainable performance
–Executive Directors' bonus and LTIP based on a balanced scorecard of financial and non-financial measures, with financial measures aligned to external financial targets and non financial measures aligned to supporting Customers and clients, Colleagues and Society
–Commitment to pay fairness across the workforce
–Executive Director remuneration outcomes considered in the context of outcomes across the wider workforce

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	60

Remuneration report
Remuneration philosophy continued
Fair pay at a glance
We have developed our approach over a number of years in making sure that fairness is a key, and explicit, consideration in the way we make all our pay decisions.
Our approach to fair pay helped guide our remuneration decision- making in 2021.
We have developed our approach over a number of years. Since we first published our ‘Fair Pay Agenda’ in 2018, we have made good progress in making sure that fairness is a key, and explicit, consideration in the way we make all our pay decisions.
This year, we published additional fair pay communications material to our employees to explain how the pay and performance approach aligns to the Fair
Pay agenda. The employee materials also include a description of the alignment between the wider workforce and Executive Directors' pay policies and practices. Colleagues can provide real-time feedback to help us identify if there is a need for additional information or explanation.
We also use our Fair Pay Report to engage with our shareholders and other external stakeholders on pay, explaining our approach to fair pay, including the alignment of the Executive Directors’ and employee pay. We encourage you to read the full Fair Pay Report.

Fair pay for
the lowest paid
Paying fairly for work done, in a simple and transparent way.
–Continued to progress our work on global living wages, reviewing all our locations around the world to ensure we pay a living wage, and increasing minimum pay in the UK and US above local living wage levels.
–Provided salary advances and supplemented medical cover to support colleagues in India through the devastating impact of the Delta variant of COVID-19.
–Simplified incentives for colleagues in US contact centres by replacing four historical plans with a single, consistent and more transparent approach.
–Enhanced medical benefits in the UK and US, and offered at a lower cost for junior colleagues in the US.

Equal pay
commitment
Rewarding employees fairly for their contribution and making sure pay and performance decisions never take into account any protected characteristics.
–Explicit communication to managers that pay decisions must not take into account gender, age, ethnicity, disability, sexual orientation, religion, marital status, pregnancy, maternity, parental leave or any other protected characteristic.
–All grievances raised by employees, including any issues relating to pay, are investigated.

Equal opportunities
to progress
Providing equal employment opportunities to all, so everyone can enjoy a successful career at Barclays.
–Published Race at Work Ambitions in the UK and US to increase the number of colleagues from underrepresented ethnic minorities.
–Introduced granular ethnicity pay gap reporting in the UK, separating out the differences in pay between Black, Asian and Multiracial colleagues compared to white colleagues.
–Achieved our 2021 female senior leadership (Managing Directors and Directors) target of 28%, up from 24% at the end of 2018 when the target was set.
–Published our new Gender Ambition to increase the proportion of female senior leaders to 33% by the end of 2025.
Alignment of employee and
Executive Director pay
Linking both Executive and employee pay to sustainable business performance.
–Our pay policies are strongly aligned across the wider workforce, senior employees and Executive Directors of Barclays PLC.
–Where pay policies differ, this is aligned to differences in seniority and ability to influence business performance.
–Pay outcomes continue to be aligned with financial and non-financial performance .
Listening to
our colleagues
Engaging with colleagues to understand their views on the culture of the organisation and enabling the representation of employees in remuneration decision-making.
–The Inclusion Index score measures how included our colleagues feel. For 2021 it is 79%, up from 76% in 2020.
–Launched our Wellbeing Index, to measure the wellbeing of colleagues and how it changes over time.
–Engaged with Unite the Union on a range of topics including fair pay, the UK pay deal and employee wellbeing.

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	61

Remuneration report
Employee remuneration policy summary
As outlined earlier, Barclays has a clearly articulated remuneration philosophy. This continues to drive our thinking in how we structure and determine remuneration for all employees from the most senior (including our Executive Directors) to our new apprentices and graduates. As part of our annual review we assessed our remuneration policies and practices for alignment with Barclays’ Purpose, Values and Mindset, our remuneration philosophy and our Fair Pay agenda, including ensuring appropriate alignment between the Directors’ remuneration policy and remuneration approaches for senior management and the wider workforce.
We continue to ensure that we comply with all prevailing regulations. We identify individuals whose roles may expose Barclays to material risk, and assess and structure their pay in a way which encourages alignment of their interests with those of Barclays and our shareholders.
The table below provides a summary of the remuneration approach for employees below Board level.
Summary remuneration policy – employees below Board level

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
Pension and benefits
The provision of a competitive package of benefits is important to attracting and retaining the talent needed to deliver Barclays’ strategy. Employees have access to a range of country-specific company-funded benefits, including pension schemes, healthcare, life assurance and other voluntary employee-funded benefits.
Employer pension contributions for the UK workforce are at least at the level of those for the Executive Directors, and are set at a minimum of 10% of salary (a minimum of 12% for more junior colleagues).

Annual bonus
Annual bonuses incentivise and reward the achievement of Group, business and individual objectives, and reward employees for demonstrating individual behaviours in line with Barclays’ Values and Mindset. All employees are considered, subject to eligibility criteria.
For senior employees, an appropriate proportion of their annual bonus is deferred to future years. Deferred bonuses are generally delivered in equal portions as deferred cash and shares. They are subject to either a three, four, five or seven-year deferral period (and for MRTs further holding periods of six or 12 months for deferrals in shares) in line with regulatory requirements.
Consistent with regulation, the remuneration of MRTs is subject to the 2:1 maximum ratio of variable to fixed remuneration.

Share plans	We encourage wider employee share ownership through the all-employee share plans, with plans available to 99% of colleagues globally.
Performance management	Performance assessment is based on two core dimensions: ‘what’ has been delivered against agreed individual, team and business objectives, as well as ‘how’ this has been achieved in line with our Barclays’ Values and Mindset. Both dimensions are assessed and rated independently of each other with no requirement to have an overall rating. This reinforces the equal importance of the ‘what’ and ‘how’.
Risk and conduct
Risk and conduct is taken seriously at Barclays and the Committee ensures that there are in-year adjustments, malus or clawback applied to individual remuneration, where appropriate.
In addition to individual adjustments, the Committee considers collective adjustments to the incentive pool for risk and conduct. For 2021, the total impact of risk and conduct-related collective adjustments is a reduction of c.£95m.

More information on our approach to performance management, and risk and conduct, as well as information in relation to Material Risk Takers (MRTs), including the number of MRTs by remuneration band paid over €1m, are set out in Appendix E of the Barclays PLC 2021 Pillar 3 Report.

Barclays PLC 2021 Pillar 3 Report can be found online at home.barclays/annualreport

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	62

Remuneration report
Directors’ remuneration policy summary
The forward-looking remuneration policy for Executive Directors and Non-Executive Directors was approved at the AGM held on 7 May 2020 and applies for three years from that date. A summary of the policy, including key remuneration elements, is set out below and is provided for information only. The full policy can be found on pages 93 to 103 of the 2019 Annual Report.
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
Pension	Delivered as an annual cash allowance in lieu of participation in a pension arrangement. The maximum annual cash allowance is 5% of Fixed Pay (equivalent to 10% of fixed cash).
To enable Executive Directors to build long-term retirement savings
Benefits
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

To provide a competitive and cost-effective benefits package appropriate to the role and location
All-employee share plans
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

To provide an opportunity for Executive Directors to voluntarily invest in the Company through UK HMRC employee tax advantaged share schemes
Annual bonus
The maximum annual bonus opportunity is 93% of Fixed Pay (cash and shares) for the Group Chief Executive and 90% of Fixed Pay (cash and shares) for the Group Finance Director.
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

To reward delivery of short-term financial targets set each year, the individual performance of the Executive Directors in achieving those targets, and their contribution to delivering Barclays’ strategic objectives
Delivery in part in shares with holding period increases alignment with shareholders
Deferred bonuses encourage longer-term focus and retention

Barclays PLC 2019 Annual Report can be found online at home.barclays/annualreport

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	63

Element and purpose	Operation
Long Term Incentive Plan (LTIP) award
The maximum annual LTIP award for the Group Chief Executive is 140% of Fixed Pay (cash and shares) and 134% of Fixed Pay (cash and shares) for the Group Finance Director. LTIP awards are made by the Committee following discussion of recommendations made by the Chairman (for the Group Chief Executive’s LTIP award) and by the Group Chief Executive (for other Executive Directors’ LTIP awards) based on satisfactory performance over the prior year.
LTIP awards are structured so that when combined with the annual bonus the proportion of variable pay that is deferred is no less than that required by regulations (currently 60%).
No award vests before the third anniversary of grant and an award vests no faster than permitted by regulations (currently in five equal tranches with the first tranche vesting on or around the third anniversary of grant and the last tranche vesting on or around the seventh anniversary of the grant date). Any shares that vest are subject to an additional holding period (after payment of tax) in line with regulations, with restrictions lifting no faster than permitted by regulations (currently one year).
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
Long-term performance measurement, deferral and holding periods encourage a long-term view and align Executive Directors’ interests with those of shareholders

Risk and conduct adjustment, malus and clawback
Any bonus or LTIP awarded is subject to malus and clawback provisions. The malus provisions enable the Committee to reduce the amount of unvested bonus or LTIP (including to nil) prior to vesting in specified circumstances, including, but not limited to:

Malus and clawback provisions discourage excessive risk taking and inappropriate behaviours

▪a participant deliberately misleading Barclays, the market and/or shareholders in relation to the financial performance of the Barclays Group
▪a participant causing harm to Barclays’ reputation or where his/her actions have amounted to misconduct, incompetence or negligence
▪a material restatement of the financial statements of the Barclays Group or any subsidiary, or the Group or any business unit suffering a material downturn in its financial performance
▪a material failure of risk management in the Barclays Group
▪a significant deterioration in the financial health of the Barclays Group.

The clawback provisions enable amounts to be recovered after they have vested (for a period of seven years from grant/10 years in circumstances where a relevant investigation is ongoing at the end of the initial seven-year period) where (i) a participant’s actions or omissions have amounted to misbehaviour or material error and/or (ii) Barclays or the relevant business unit has suffered a material failure of risk management.

Shareholding requirement
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
Shareholding requirement for the Group Chief Executive is a minimum of 233% of Fixed Pay and for the Group Finance Director is 224% of Fixed Pay.

To further enhance the alignment of shareholders’ and Executive Directors’ interests in long-term value creation
Outside appointments
Executive Directors may accept one Non-Executive Director Board appointment in another listed company. The Chairman’s approval must be sought before accepting an appointment. Fees may be retained by the Executive Director.

To encourage self-development
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

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	64

Summary remuneration policy – Executive Directors recruitment
Approval of the remuneration packages offered on appointment to any new Executive Director is a specific requirement of the Committee’s Terms of Reference. The terms of such packages must be approved by the Committee in consultation with the Chairman and (except for the terms of his own remuneration) the Group Chief Executive. Any new Executive Director’s package would include the same elements as those of the existing Executive Directors, as shown below. Where a senior executive is promoted to the Board, his or her existing contractual commitments agreed prior to his or her appointment may still be honoured in accordance with the terms of the relevant commitment, including the continued vesting of any pre-existing deferred bonus or long-term incentive awards.

Element	Operation
Fixed Pay
Determined by skills and experience appropriate for the scale, complexity and responsibilities of the role, and by market practice, market conditions and ability to recruit.
In line with financial regulations, Fixed Pay is a derivative of total compensation opportunity. Executive Directors’ total compensation is benchmarked against comparable roles in the following banks: Bank of America, BNP Paribas, Citigroup, Credit Suisse, Deutsche Bank, HSBC, JP Morgan Chase & Co, Lloyds, Morgan Stanley, Standard Chartered and UBS. The Committee may amend the list of comparator companies to ensure it remains relevant to Barclays or if circumstances make this necessary (for example, as a result of takeovers or mergers).
Fixed Pay will only exceed amounts paid to current Executive Directors, as considered reasonable by the Committee, by reference to these factors. Once appointed, increases will normally be aligned to the annual increase for UK employees, and will take into account changes in responsibilities and market conditions.

Determined by skills, experience, market practice, market conditions and ability to recruit
Pension	In line with policy.
Benefits	In line with policy.
Annual bonus	In line with policy.
LTIP award	In line with policy.
Summary remuneration policy – Executive Directors payment for loss of office
The Committee's approach to payments in the event of termination is to take account of the individual circumstances including the reason for termination, individual performance, contractual obligations and the terms of the deferred bonus plans and LTIPs in which the Executive Director participates.

Element	Operation
Notice period in Executive Directors' service contracts	For existing Executive Directors, 12 months' notice from the Company and six months' notice from the Executive Director. For new Executive Director hires, six months’ notice from the Company and six months’ notice from the Executive Director. Executive Directors may be required to work during the notice period or may be placed on garden leave or, if not required to work the full notice period, may be provided with pay in lieu of notice (subject to mitigation where relevant).
Pay during notice period or payment in lieu of notice per service contracts	Fixed Pay payable and continuation of pension allowance and other contractual benefits while an employee during notice period.
Treatment of annual bonus on termination	No automatic entitlement to bonus on termination, but may be considered at the Committee’s discretion, pro-rated for service, and subject to performance measures being met. No bonus would be payable in the case of gross misconduct or resignation.
Treatment of unvested deferred bonus awards
In the case of death or if the Executive Director is an ‘eligible leaver’ the Executive Director would continue to be eligible to be considered for unvested portions of deferred awards, subject to the rules of the relevant plan, unless the Committee determines otherwise in exceptional circumstances. ‘Eligible leaver’ is defined as leaving due to injury, disability or ill health, retirement, redundancy, the business or company which employs the Executive Director ceasing to be part of the Group or the employer terminating employment, other than in circumstances which amount to gross misconduct or dismissal for cause. In addition, the Committee will apply its discretion to treat resignation on or after the fifth anniversary of the date of grant as ‘eligible leaver’ status. Outstanding deferred bonus awards would lapse if the Executive Director leaves by reason of resignation prior to the fifth anniversary, is terminated for gross misconduct or cause, or is otherwise not designated an ‘eligible leaver’.
Deferred awards are subject to malus provisions which enable the Committee to reduce the vesting level of deferred bonuses (including to nil) and once vested are subject to clawback provisions (as described above).

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	65

Element	Operation
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
In an ‘eligible leaver’ situation, awards may be considered for release on the scheduled release date. On death, awards are accelerated. In both cases, awards are pro-rated for time (over the whole performance period, including the assessment period prior to grant) and performance, subject to the Committee’s discretion to determine otherwise, in accordance with the plan rules, as amended from time to time. After release, the shares are subject to an additional holding period to the extent required by regulations (currently a minimum 12-month holding period applies). Outstanding unvested awards under the LTIP would lapse if the Executive Director leaves by reason of resignation prior to the fifth anniversary, is terminated for gross misconduct, or is otherwise not designated an ‘eligible leaver’.
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

Fees
Reflect individual responsibilities and membership of Board Committees and are set to attract Non-Executive Directors who have relevant skills and experience to oversee the implementation of our strategy

The Chair is paid an all-inclusive fee for all Board responsibilities. The Chair has a time commitment equivalent of up to 80% of a full-time role. The other Non-Executive Directors receive a basic Board fee, with additional fees payable where individuals serve as a member or Chair of a Committee of the Board and some Non-Executive Directors may also receive fees as directors of subsidiary companies of Barclays PLC.
Fees are periodically reviewed by the Board against those for Non-Executive Directors in companies of similar size and complexity.

Benefits
The Chair is provided with private medical cover subject to the terms of the Barclays’ scheme rules from time to time, and is provided with the use of a Company vehicle and driver when required for business purposes (including settlement of any tax liabilities that may arise from this benefit). Benefits which are minor in nature and in any event do not exceed a cost of £500 may be provided to Non-Executive Directors in specific circumstances. Non-Executive Directors are not eligible to join Barclays’ pension plans.

To provide a competitive and cost-effective benefits package appropriate to the role and location
Shareholding requirement
Per annum £100,000 of the Chair’s and £30,000 for each of the Non-Executive Directors’ gross fees (before deduction of tax and other statutory deductions) are used to purchase Barclays’ shares which are retained on the Non-Executive Director’s behalf until they retire from the Board.

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	66

Remuneration report
Annual report on Directors’ remuneration
This section explains how our Directors’ remuneration policy was implemented for 2021

Executive Directors
Single total figure for 2021 remuneration (audited)
The following table shows a single total figure for 2021 remuneration in respect of qualifying service for each Executive Director together with comparative figures for 2020.

		1) Fixed Pay £000	2) Pension £000	3) Taxable benefits £000	Total Fixed Pay £000	4) Annual bonus £000	5) LTIP £000	Total variable pay £000	Total £000
C.S. Venkatakrishnan[a]	2021	450	23	6	479	395	–[b]	395	874
	2020	–	–	–	–	–	–	–	–
Tushar Morzaria	2021	1,688	84	52	1,824	1,467	1,902[c]	3,369	5,193
	2020	1,650[d]	123	58	1,831	573	504[e]	1,077	2,908
Jes Staley[f]	2021	1,975	99	47	2,121	–[g]	–[g]	–[g]	2,121
	2020	2,350[d]	215	64	2,629	843[g]	748[e,g]	1,591[g]	4,220
Notes
a    C. S. Venkatakrishnan was appointed as Group Chief Executive on 1 November 2021. The remuneration included in the table above for 2021 is in respect of his services as an Executive Director during 2021.
b The LTIP amount for 2021 relates to awards granted in 2019. No LTIP award was granted to C.S. Venkatakrishnan in 2019 as he was not an Executive Director at that time.
c    The LTIP amount for 2021 relates to awards granted in 2019, with vesting based on performance measured over 2019 to 2021. The value shown includes a 56% share price appreciation between the date of grant and the vesting date of the first tranche, estimated based on the Q4 2021 average share price of £1.91, as the 2021 Annual Report was finalised prior to the vesting date.
d    Fixed Pay for 2020 is shown before contributions made by Tushar Morzaria and Jes Staley to COVID-19 charitable causes, equal to one-third of Fixed Pay for six months.
e    The LTIP amounts for 2020 relate to awards granted in 2018, with vesting based on performance measured over 2018 to 2020. The values shown include a 1% share price depreciation between the date of grant and the vesting date, based on the share price on the vesting date of the first tranche, which was £1.75. The 2020 LTIP values disclosed in the 2020 Remuneration report were estimates, based on the Q4 2020 average share price, as the 2020 Annual Report was finalised prior to the vesting date.
f    Jes Staley stepped down as Group Chief Executive and an Executive Director on 31 October 2021. The remuneration included in the table above for 2021 is in respect of his services as an Executive Director during 2021.
g    The Committee has made no decisions in respect of Mr Staley's remuneration for his performance during 2021, and has suspended the vesting of all of Mr Staley's unvested deferred remuneration awards, including the LTIP award granted to him in March 2019 that normally would have been shown in the table above, as explained earlier in this Remuneration report.

Additional information in respect of each element
of pay for the Executive Directors (audited)
1) Fixed Pay
Fixed Pay is delivered 50% in cash, paid monthly, and 50% in shares, delivered quarterly. The shares are subject to a holding period, with restrictions lifting over five years, 20% each year.
During 2020, in response to the pandemic, Tushar Morzaria and Jes Staley asked to postpone increases to their Fixed Pay that shareholders had approved at the 2020 AGM as part of the new DRP. The economic environment improved in 2021 and the postponed Fixed Pay increases were implemented with effect from 1 July 2021. Fixed Pay for Tushar Morzaria increased from £1,650,000 to £1,725,000 and for Jes Staley increased from £2,350,000 to £2,400,000. On appointment as Group Chief Executive, Fixed Pay for C.S. Venkatakrishnan was set at £2,700,000, to deliver an appropriate starting total compensation opportunity, in line with the DRP. This is lower than his Fixed Pay in his previous role, as Head of Global Markets and Co-President of Barclays Bank PLC. More information on Fixed Pay is set out on page 78.
2) Pension
Executive Directors are paid cash in lieu of pension contributions equal to 5% of their Fixed Pay (equivalent to 10% of fixed cash). The pension cash allowance paid during 2021 was £22,500 for C.S. Venkatakrishnan and £98,750 for Jes Staley, for the respective periods they each served as Group Chief Executive during the year, and £84,375 for Tushar Morzaria. No other benefits were received by Executive Directors from any Barclays' pension plan.
3) Taxable benefits
Taxable benefits include private medical cover, life assurance, income protection, tax advice, car allowance and the use of a Company vehicle and driver when required for business purposes. For C.S. Venkatakrishnan, the benefits figure also includes the cost to the Company during 2021 of providing him with temporary accommodation in London, following his appointment as Group Chief Executive, which was c.£5,500. Under the terms of his relocation to London, temporary accommodation in London will be provided to him for a period of up to two years following his appointment, the annualised cost of which including tax gross up is expected to be c.£190,000.
4) 2021 annual bonus
The bonus amount included in the single total figure is the value awarded or scheduled to be awarded in Q1 following the financial year to which it relates.
In determining the bonus in respect of 2021 performance, the Committee considered the performance achieved against the Financial and Strategic non-financial performance measures that had been set to reflect Company priorities for 2021. A summary of the assessment of performance and resulting annual bonus outcomes for C.S. Venkatakrishnan and Tushar Morzaria is provided in the table that follows.

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	67

Remuneration report
Annual report on Directors’ remuneration continued

For C.S. Venkatakrishnan, while he is considered to have performed well in his first two months as Group Chief Executive, the Committee determined that it was not realistic to set strategic personal objectives for those two months. As a result, his bonus in respect of that period was determined by increasing the weightings of the Financial and Strategic non-financial performance measures to cover the entire bonus opportunity, resulting in weightings of 75% and 25% respectively, while pro-rating the bonus opportunity for the proportion of 2021 that he served as Group Chief Executive. In 2022, the standard weighting to Personal objectives will apply.
For Tushar Morzaria, performance against the Personal objectives set for him, and the shared Personal objectives set for him and Jes Staley, was assessed in the normal way. Financial measures were weighted at 60%, Strategic non-financial weighted at 20% and Personal objectives weighted at 20%.
For Jes Staley, the Committee has not made any remuneration decisions at this stage and will consider these matters further as and when it considers appropriate but does not currently expect to make further decisions on this until the conclusion of the regulatory and legal proceedings related to the ongoing FCA and PRA investigation regarding Mr Staley.
2021 annual bonus outcomes

	Threshold	Maximum	2021 Actual	C.S. Venkatakrishnan		Tushar Morzaria
				Weighting	2021 Outcome	Weighting	2021 Outcome
Profit before tax (excluding material items), with CET1 ratio underpin	£3.2bn	£6.0bn	£9.1bna	62.5%	62.5%	50.0%	50.0%
Cost: income ratio (excluding material items)	68.0%	63.0%	62.9%[a]	12.5%	12.5%	10.0%	10.0%
Strategic non-financial	Performance against strategic measures, organised around three main categories: Customers and clients, Colleagues and Society			25.0%	19.4%	20.0%	15.5%
Personal	Individual performance against each of the Executive Director's personal objectives assessed by the Committee			n/a	n/a	20.0%	19.0%
Total				100.0%	94.4%	100.0%	94.5%
Final 2021 annual bonus outcome following Committee discretion					94.4%		94.5%
Notes
a    £648m of structural cost actions treated as material items and excluded from 2021 profit before tax and cost: income ratio. Structural cost actions primarily relate to the real estate review in Q221 and Barclays UK transformation costs.

Based on the Financial and Strategic non-financial assessment outlined above, for C.S. Venkatakrishnan the Committee determined an overall formulaic bonus outcome of 94.4% of the maximum opportunity. This equates to £395,000, after pro-rating the bonus opportunity for the proportion of 2021 that he served as Group Chief Executive and an Executive Director, of which 83% will be deferred under the Share Value Plan. For Tushar Morzaria, the Committee also recognised his outstanding performance against his individual and shared Personal objectives during 2021, assessing that an outcome of 19% out of a maximum of 20% was appropriate in that respect, which resulted in an overall formulaic outcome for Tushar of 94.5%. This equates to £1,467,000, of which 73% will be deferred under the Share Value Plan.
The Committee reflected on the appropriateness of these outcomes for the 2021 bonus, in the context of the performance achieved against the Financial measures, Strategic non-financial measures and, where applicable, Personal objectives. The Committee considered the underlying financial health of the Group, which is strong and well-capitalised. The outcomes for the Financial measures adjust for structural cost actions, which include costs in support of the BUK transformation. The Committee satisfied itself that the portion of these costs relating to colleague redundancy was appropriate to be excluded, as this part of the transformation is in response to changing customer behaviours and the broader evolution of the UK retail banking environment and not a result of the COVID-19 pandemic (and similarly for the Financial measures for the 2019-2021 LTIP). Consideration was also given to the strong start that C.S. Venkatakrishnan made during 2021 as he commenced his new role as Group Chief Executive, and the performance of Tushar Morzaria during 2021 against the Personal objectives set at the beginning of the year. The bonus outcomes were considered in the context of the bonus outcomes for the wider workforce, ensuring appropriate alignment both this year and over a multi-year period, and also by comparing to historical outcomes for the Executive Directors in the context of performance year on year. The Committee believes that the overall 2021 bonus outcomes above are aligned appropriately with stakeholder considerations and with the performance achieved. Based on this, the Committee concluded that no discretionary adjustment was warranted.
In line with the DRP, and due to the regulations prohibiting dividend equivalents being paid on unvested deferred share awards, the number of shares awarded to each Executive Director under the Share Value Plan will be calculated using a share price at the date of award, discounted to reflect the absence of dividend equivalents during the vesting period. The valuation will be aligned to IFRS 2, with the market expectations of dividends during the deferral period being assessed by an independent adviser. The shares will vest in tranches over years one to seven (subject to the rules of the Share Value Plan as amended from time to time) such that vesting, in combination with the LTIP, is no faster than pro-rata. As a result, all of the shares for C.S. Venkatakrishnan and the majority of shares for Tushar Morzaria in respect of the 2021 performance year will vest in two equal tranches on the first and second anniversary of grant. All shares (whether deferred or not) are subject to a further one-year holding period from the point of release. 2021 bonuses are subject to clawback provisions and the deferred elements of 2021 bonuses are subject to malus provisions, which enable the Committee to delay or reduce the vesting of unvested deferred bonuses (including to nil).
Further detail follows on the assessment of the Strategic non-financial measures, and performance against Personal objectives where applicable.

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	68

Remuneration report
Annual report on Directors’ remuneration continued

Assessment of the Strategic non-financial measures for the 2021 annual bonus
Progress in relation to each of the Strategic non-financial measures, organised around three equally weighted categories, was assessed by the Committee. Within each of the three categories, the overall outcome was assessed based on the following scale: 0% to 1% Behind track on most measures, 1.5% to 3% Slightly behind track on most measures, 3.5% to 5.5% On track or slightly ahead of track for most measures, and 6% or 7% Ahead of track on most measures.
On this basis, the Committee agreed an overall outcome for the Strategic non-financial measures of 15.5% out of a maximum of 20%, which is the outcome reflected in the table above for Tushar Morzaria. The equivalent outcome for C.S. Venkatakrishnan, after scaling up the weighting of the Strategic non-financial measures from 20% to 25%, is 19.4% out of 25%. The detail supporting this assessment is provided in the table that follows.
The measures used in the Strategic non-financial assessment for bonus reflect key strategic priorities of the Bank. Most outcomes are either measured by an external provider (such as NPS or Investment Banking and Global Markets rank and fee share data) or are subject to independent ‘limited assurance’, including all Society measures with the exception of the Unreasonable Impact measure (which is delivered in partnership with the Unreasonable Group).
Customers and clients

Measure	Criteria	Performance	Commentary	Outcome
Investment Banking fee ranking and share	Maintain client rankings and market share	6th (up from 7th in 2020) Fee share increased to 3.7% (up from 3.6% in 2020)
–Improved position from 7th to 6th with a small improvement in global fee share
–Improved performance in both of key focus areas of M&A and ECM. Global M&A fee rank improved by two places to 8th, and gained 110bps in IPO fee share
(Source: Dealogic for the period covering 1 January 2020 to 31 December 2021)
Ahead of track
Global Markets revenue ranking and share		6th (maintained since 2020) Revenue share decreased to 4.6% (down from 4.8% in 2020)
–Global revenue ranking maintained at 6th. Largest non-US bank
(Source: Coalition Greenwich, Preliminary FY21 Competitor Analysis. Market share represents Barclays share of the Global Industry Revenue Pool. Analysis is based on Barclays internal business structure and internal revenues. Rank result is against the Coalition Index Banks. FY20 market share has been restated from last year’s published value based on latest analysis)
On track
Net promoter scores® (NPS)	Improve	Barclays UK: +11 (2020: +15) Barclaycard UK: +4 (2020: +8) US Consumer Bank: +37 (2020: +35)
–NPS scores declined for Barclays UK and Barclaycard, driven partly by softening of NPS scores across the sector and partly through a decline in our service due to resource demand trade-offs
–Relative positioning in comparison to peers was maintained at 3rd for Barclaycard and reverted back to 2019 levels for BUK (2021: 7th; 2020: 5th; 2019: 7th)
–The NPS for the US Consumer Bank improved to +37 in 2021 from +35 in 2020
Slightly behind track
Complaints	Reduce BUK customer complaints and improve resolution time	BUK Total Complaints (Excl PPI): -17%
–Significant reduction in customer complaints, driven by robust management actions and increased customer preference to use digital channels. This is despite an increase in customer transactions and interactions in 2021
–Improvement in the number of complaints resolved within 3 days (53% in 2020 to 60% in 2021)
Ahead of track
Digital	Increase digital engagement	Barclays App active users: 9.7m (2020: 9.2m) Consumer, Cards & Payments US digital engagement: 71.8% (2020: 71.4%)
–Barclays App registrations continue to increase. Reached 10m Barclays App registrations, 9.7m active users and exceeded 3 billion logins
–Made significant improvements to our Barclays App, including functionality enabling eligible Barclaycard customers in financial difficulty to set up a repayment plan within the app
–The US Consumer business continued to invest in the digital servicing model, partner app functionalities and expanding the product range. Digital active user rate increased slightly from 2020
On track
Total Customers and clients: 5.0%
Refer to home.barclays/sustainability/esg-resource-hub/ for more information on the ESG measures.

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	69

Remuneration report
Annual report on Directors’ remuneration continued

Colleagues

Measure	Criteria	Performance	Commentary	Outcome
Diversity	28% females at Managing Director and Director level by 2021	28% in 2021, increasing from 26.5%[a] in 2020	–Achieved our target by the end of 2021 –For the UK, the equivalent was 30% at the end of 2021	On track
Inclusion	Improve inclusion indicators	Inclusion Index from Your View survey 79% (2020: 76%)	–88% of colleagues told us that they feel included in their team (2020: 89%) –82% of colleagues told us they believe that senior leaders are truly committed to building a diverse workforce (2020: 82%)	Slightly ahead of track
Engagement	Maintain engagement at healthy levels
Employee Engagement score from Your View survey 82% (2020: 83%)
83% of colleagues believe they have been able to balance their personal and work-life demands, up 5 percentage points on last year (2020: 78%)

–Overall Wellbeing Index score of 84% (new for 2021), while 88% of colleagues said that their line managers are supporting their efforts to maintain their wellbeing (2020: 88%)
–83% of employees would recommend Barclays as a good place to work (2020: 87%)
On track
Conduct and Culture	Maintain culture and conduct indicators
92% of employees in Your View survey believe that they and their team role model the Values (2020: 94%)
89% of employees in Your View survey believe that they and their team role model the Mindset (new for 2021)

–Slight improvement in percentage of employees who said they feel it is “safe to speak up at Barclays”, up one percentage point on 2020
–Vast majority of colleagues believe that they and their teams role-model the Values and Mindset every day
On track
Supporting Colleagues during COVID-19	Put financial resilience to use in supporting colleagues	Supported colleagues with full pay for COVID-related absence and enhanced medical support
–Provided salary advances and supplemented medical cover to support colleagues in India through the impact of COVID-19
–In the US, ensured that any treatments related to COVID-19 were 100% covered under medical insurance
–Enhanced medical benefits in the US, and offered medical insurance at a lower cost for junior colleagues in the US
Ahead of track
Total Colleagues: 4.5%
Note
a    Represented to 1 decimal place as per the 2020 Remuneration report. Rounded in the Strategic Report to 26%; actual outcome 26.46%.

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	70

Remuneration report
Annual report on Directors’ remuneration continued

Society

Measure	Criteria	Performance	Commentary	Outcome
Green financing	Progress towards our commitment to facilitate £100bn of green financing by 2030	£29.8bn (£17.6bn in 2020)
–Significant increase in green financing, up 69% from 2020, with a total of £62.2bn of green financing facilitated since 2018 against our 2030 target of £100bn
–Social, Environment and Sustainability linked financing commitment of £150bn for 2018-2025 delivered four years early in 2021. On a cumulative basis, £193.3bn facilitated from 2018 to the end of 2021
–Invested £30m in sustainability-focused start-ups through our Sustainable Impact Capital programme
Ahead of track
Emissions financing	Deliver against our near-term financing emissions targets (2025) 30% reduction in power portfolio emissions intensity 15% reduction in energy portfolio absolute emissions	Power portfolio emissions intensity (in KgCO2/MWh): 8% down versus 2020 Energy portfolio absolute emissions (in MtCO2): 22% down versus 2020
–First year of measuring the reduction in client emissions that we finance using our BlueTrack™ methodology (launched in late 2020)
–Currently ahead of target for Energy and on-track for Power, though progress is likely to be non-linear and will be reflective of the specific pathways that companies take
On track
Global greenhouse gas (GHG) emissions reduction in our operations	GHG scope 1 and 2 emissions (market-based) reduced against 2018 baseline by 80% by 2021	86% reduction against 2018 baseline	–Exceeded our target of 80% reduction in our GHG scope 1 and 2 emissions (market-based) –Carbon neutral since 2020, compensating any remaining emissions by purchasing carbon credits	Ahead of track
Renewable electricity	90% renewable electricity by 2021; 100% by 2030 at the latest	94% (2020: 79%)	–Surpassed our target of procuring 90% of our electricity from renewable sources by 2021	Slightly ahead of track
LifeSkills – people upskilled	10 million people upskilled (2018-2022)	2.9 million people upskilled in 2021 (2020: 2.3million)	–Strong progress in 2021. 9.8m people upskilled since 2018 against a 10m target by the end of 2022	Ahead of track
LifeSkills – people placed into work	250,000 people placed into work (2019-2022)	77,100 people placed into work in 2021 (2020: 49,700)	–Strong progress in 2021. 193,400 people placed into work since 2019 against a 250,000 target by the end of 2022	Slightly ahead of track
Unreasonable Impact (partnership with the Unreasonable Group)	250 businesses solving social and environmental challenges to be supported (2016-2022)	216 growth-stage ventures had joined the programme by end of 2021
–Good progress in 2021
–Barclays and Unreasonable Group celebrated five years of partnership, with Unreasonable Impact now supporting 216 growth-stage ventures solving social and environmental challenges and collectively supporting thousands of jobs across the world
On track
Total Society: 6.0%
Overall strategic non-financial outcome for C.S. Venkatakrishnan (scaled up to be out of a maximum possible 25%)				19.4%
Overall strategic non-financial outcome for Tushar Morzaria (out of a maximum possible 20%)				15.5%
Further details on our approach to Key Performance Indicators are included in the Strategic report.

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	71

Remuneration report
Annual report on Directors’ remuneration continued

Assessment of performance against the Personal objectives set for the 2021 annual bonus (20% weighting for Tushar Morzaria)
The individual performance of Tushar Morzaria was assessed by the Committee, against both the Personal objectives set for him and the shared Personal objectives set for him and Jes Staley in early 2021 (as set out on page 131 of the 2020 Annual Report).
As stated earlier, for C.S. Venkatakrishnan the Committee determined his bonus in respect of the portion of 2021 that he served as Group Chief Executive by increasing the weightings of the financial and strategic non-financial performance measures to cover the entire bonus opportunity. As a result, personal objectives for this two-month period were not set and performance against such objectives was not assessed. For Jes Staley, the Committee has not made any remuneration decisions at this stage, as explained earlier in this Remuneration report.
The table below summarises performance against the Personal objectives that Tushar Morzaria shared with Jes Staley.

Shared objectives for Tushar Morzaria and Jes Staley	Outcomes
Deliver improving shareholder returns, with a focus on RoTE
–Benefits of Barclays’ diversified business model continue to be demonstrated and all operating divisions delivered double-digit returns
–Delivered a record Group profit before tax of £8.4bn (2020: £3.1bn) and achieved a Group RoTE of 13.4% (2020: 3.2%) aligned with our medium-term target of greater than 10%
–Substantially increased returns to shareholders, equivalent to 15.0p per share, consisting of a total dividend of 6.0p per share and £1.5bn announced share buybacks in respect of 2021

Maintain robust capital ratios across the Group and within the main operating entities
–Strong capital position has been maintained, with the Group’s CET1 ratio 15.1% at year end (2020: 15.1%)
–Similarly strong capital ratios prevail in all main operating entities: at 31 December 2021, Barclays Bank PLC’s CET1 ratio was 13.0% and Barclays Bank UK PLC’s CET1 ratio was 15.2%, in each case exceeding regulatory minimums

Seek opportunities for further cost efficiencies, enabling reinvestment into strategic priorities and growth initiatives
–Strong control of costs; total operating expenses were flat at £12.0bn excluding structural cost actions and performance costs. This has enabled investment spend on: strategic investments; technology and digital; cyber, fraud and regulatory controls; and amortisation of capitalised costs
–Efficiency savings were achieved in 2021 from: technology productivity; process optimisation; smart procurement; and the real estate strategy
–Structural cost actions in 2021 totalled £648m, with cost savings expected to be realised from 2023 onwards

Optimise partnerships within the Group to deliver the whole of Barclays to our clients
–The Power of One Barclays is about colleagues uniting across businesses to put our clients' needs, opportunities and experience first. For example, the Green Structured Notes programme, launched as a partnership between Equities and Treasury, embodies the Power of the One Barclays philosophy to expand our green product offering for clients
–The Group Chief Executive was involved in a number of key Power of One Barclays client meetings and client pitches, which assisted in securing new client business including one of the largest IPOs within the Financial Institutions Group in 2021

Continue to drive our technology agenda across the Group to support improving customer and client experience
–The continuing shift towards digital adoption and demand for digital financial services has helped accelerate our digital agenda, and our focus on creating new business models built around digital customer engagement
–We continued to enhance the Barclays App, reaching 10m registrations and over 3 billion logins. Customers cannot only transact and pay in the App but can complete hundreds of journeys end-to-end digitally, e.g. card management ‘on-the-go’ and ‘in-app support’ for those requiring assistance making credit card repayments
–During 2021, we launched a first-of-its-kind payment option, known as Instalments for Amazon, allowing UK consumers to access a line of credit for their basket of purchases following a simple and quick, one-time application process

Drive growth in fee-based, technology-led annuity businesses with lower capital intensity
–Good progress had been made in leveraging the investment we have made in our payments capabilities, and our aim is to deliver an additional £900m of income from payments activity by 2023
–Successfully established new partnerships, including a long-term partnership agreement with Gap Inc., significant new client relationships, with Center Parcs and the UK Ministry of Defence, and expanded our relationship with Amazon

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	72

Remuneration report
Annual report on Directors’ remuneration continued

The table below summarises Tushar Morzaria’s performance against the objectives specific to him.

Tushar Morzaria’s objectives	Outcomes
Continue to optimise financial management and reporting (particularly through technology) to drive benefits across the Group
–Significant efficiency gains achieved by leveraging data science and advanced analytics, resulting in more resilient, scalable processes, strengthened controls and accelerated financial reporting
–Migration of key reporting to a leading cloud-based reporting platform, for production of external reports, system-based document editing and enhanced version control, driving efficiency and control
–Empowered and upskilled colleagues using streamlined reporting and innovative technology, e.g. digital dashboards

Further improve capital productivity through enhancing capital allocation and the measurement of capital returns
–Barclays’ diversified business model delivered a record profit before tax of £8.4bn (2020: £3.1bn), attributable profit of £6.4bn (2020: £1.5bn), a RoTE of 13.4% (2020: 3.2%) and EPS of 37.5p (2020: 8.8p)
–The Group Capital Returns Forum was integrated into the Treasury Committee during the year, creating greater alignment and enabling further progress on our capital productivity, measurement and allocation goals

Oversee the effective management of the risk and controls agenda across Group Finance, Strategy, Tax and Treasury	–Control Environment and Management Control Approach overall rated satisfactory for 2021 –Liquidity transformation programme on track and full BCBS compliance is planned for the end of 2022
Retain focus on colleague agenda across Group Finance, Strategy, Tax and Treasury
–High levels of colleague engagement were maintained across Finance, at 82% (2020: 82%)
–Strong progress again this year against three key areas of people focus: Skills for the Future; Wellbeing; and Diversity & Inclusion

Effectively manage relationships with key external stakeholders including regulators and investors	–Continued to maintain effective and open relationships with regulators and the investment community –High level of credibility with regulators, investors, analysts and rating agencies
5) Vesting of the 2019-2021 LTIP cycle
The LTIP value included in the single total figure for 2021 for Tushar Morzaria is based on the amount that will be released on 9 March 2022 in relation to the 2019-2021 LTIP award granted in 2019. The value that will vest has been estimated using the Q4 2021 average share price of £1.9144. Release is dependent on, among other things, performance over the period from 1 January 2019 to 31 December 2021, with straight-line vesting applied between the threshold and maximum points for the financial measures.
The performance achieved against the performance targets is shown in the table that follows.
No LTIP award was granted to C.S. Venkatakrishnan in 2019 as he was not an Executive Director at that time. For Jes Staley, the Committee exercised its discretion to suspend the vesting of all of his unvested awards, including the LTIP award granted in 2019, as explained earlier in this Remuneration report. No decision has been taken as to any potential vesting of this award for Mr Staley.

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	73

Remuneration report
Annual report on Directors’ remuneration continued

2019-2021 LTIP outcomes

Performance measure	Weighting	Threshold	Maximum vesting	Actual	% of award vesting
Average return on tangible equity (RoTE) (excluding litigation and conduct and other material items)[a,b]	50%	10% of award vests for RoTE of 8.5% A CET1 underpin also applied	50% of award vests for RoTE of 10.5%	9.6%	32.0%
2021 Cost: income ratio (excluding litigation and conduct and other material items)[c]	20%	4% of award vests for average cost: income ratio of 60%	20% of award vests for Cost: income ratio of 58.5%	62.1%	0.0%
Risk scorecard (detailed below)	15%	The Risk scorecard captures a range of risks and is aligned with the annual incentive risk alignment framework reviewed with the regulators. The current framework measures performance against three broad categories – Capital and liquidity, Control environment and Conduct – using a combination of quantitative and qualitative metrics			11.5%
Strategic non-financial (detailed on pages 69 and 70)	15%	Performance is measured against the Strategic non-financial measures. The Committee determined the percentage of the award that may vest between 0% and 15%. The measures are organised around three equally weighted categories: Customers and clients, Colleagues and Society			11.5%
Total					55.0%
Final 2019-2021 LTIP vesting outcome approved by the Committee					55.0%
Notes
a     Based on adjusting tangible equity to be consistent with a CET1 ratio that aligns with the assumptions the Group uses for capital planning purposes (13.0% to 13.5% over the performance period and broadly in line with the Group CET1 ratio target).
b    RoTE excludes material items and litigation & conduct. Material items for 2021 consist of structural cost actions (£648m, or £489m post-tax) and a tax benefit (£462m) due to the remeasurement of UK deferred tax assets. Material items for 2020 consist of structural cost actions (post-tax £268m) and Barclays’ COVID -19 Community Aid package (post-tax £66m). Structural cost actions for 2021 primarily relate to the real estate review in Q221 and Barclays UK transformation costs.
c     2021 CIR excludes material items and litigation & conduct. Material items for 2021 consist of structural cost actions (£648m). Structural cost actions primarily relate to the real estate review in Q221 and Barclays UK transformation costs.

Assessment of the Risk scorecard for the 2019-2021 LTIP
A summary of the Committee’s assessment against the Risk scorecard performance measure over the three-year performance period is provided below. Each category was equally weighted at 5%.

Category	Performance	Outcome
Capital and liquidity	–Group CET1 ratio grew from 13.2% to 15.1% over the period, and remained comfortably above the regulatory minimum throughout –Stress tests show that the bank is positioned to withstand a period of deteriorating economic imbalances due to post COVID-19 heightened demand and climate transition pressures –Our Liquidity Coverage Ratio was significantly above the 100% regulatory requirement throughout the period	4.5%
Control environment	–The internal control environment continued to be strengthened, with most of the Group's operations achieving a ‘Satisfactory’ rating –Fraud, Transaction Operations, Information Security and Technology continue to be highlighted as key operational risk exposures	3.0%
Conduct	–Barclays overall operated within Conduct Risk tolerance throughout the period –Trading Entity conduct risk dashboards continued to evolve, to allow effective oversight and decision-making –The Group remains focused on the continuous improvements being made to manage risk effectively with an emphasis on enhancing governance and management information to identify risk at earlier stages	4.0%
Overall Risk scorecard outcome for the 2019-2021 LTIP		11.5%

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	74

Remuneration report
Annual report on Directors’ remuneration continued

Assessment of the Strategic non-financial measures for the 2019-2021 LTIP
A summary of the Committee’s assessment against the Strategic non-financial performance measures over the three-year performance period follows. Each category was equally weighted at 5%.

Category	Measure	Criteria	Performance	Outcome
Customers and clients	Investment Banking ranking Investment Banking fee share	Maintain client ranking and increase market share	–There was an increase in our Global Banking Fee Rank from 7th in 2018 to 6th in 2021, although fee share was down over the period (Source: Dealogic for the period covering 1 January 2018 to 31 December 2021)	3.5%
Global Markets ranking Global Markets revenue share
–Global Markets ranking has improved from 7th in 2018 to 6th in 2021
–Fee share has increased across the performance period
(Source: Coalition Greenwich, Preliminary FY21 Competitor Analysis. Market share represents Barclays share of the Global Industry Revenue Pool. Analysis is based on Barclays internal business structure and internal revenues. Rank result is against the Coalition Index Banks. FY20 market share has been restated from last year’s published value based on latest analysis)

	Barclays UK NPS® Barclaycard UK NPS® US Consumer Bank NPS®	Improve (consider both absolute and relative performance)
–Barclays UK and Barclaycard UK NPS rankings have remained relatively consistent over the period, between 5th and 7th for Barclays UK (ending at 7th) and between 3rd and 4th for Barclaycard UK (ending at 3rd)
–Although the absolute NPS score of BUK improved initially, it subsequently reduced in line with what has been observed for UK peers over the COVID-19 pandemic. Likewise, Barclaycard UK absolute NPS scores remained positive but reduced over 2020 and 2021 in line with peers
–US consumer NPS reduced at the beginning of the period, improving over 2020 and 2021

	Barclays UK complaints reduction (ex PPI)	Reduce complaints	–Solid progress in complaints reduction in Barclays UK since 2018 –In 2021, reduction in customer complaints despite increase in customer transactions and interactions
	Active App users (Barclays & Barclaycard) Digitally active customers CCP US Customer Digital Engagement	Increase digital engagement
–Significant increase in number of Barclays App users over the period from 6.2m in 2018 to 9.7m in 2021, with new features introduced throughout this period
–Steady increase in BUK digitally active customers over the period
–CCP US Customer Digital Engagement increased to 71.8%

Colleagues	Diversity % of females at Managing Director and Director level	2021 target of 28%	–Achieved our women in senior leadership (Managing Directors and Directors) target of 28% for 2021, with steady increases each year, from 24% in 2018 –Equivalent figure for the UK is 30%	3.5%
	Inclusion "I would recommend Barclays as a good place to work"	Maintain at healthy levels
–The percentage of colleagues who would recommend Barclays as a good place to work has remained at healthy levels throughout the period, 80% or above in each year
–The Inclusion Index is at 79% for 2021 up from 76% in 2020, the first year it was introduced
–By 2021, 92% of colleagues believed that they and their teams do a good job of role-modelling the Barclays Values every day – above 90% scored throughout the period

	Employee engagement	Maintain at healthy levels	–Engagement levels across Barclays are now at 82%, up 3% percentage points on 2018 –87% of colleagues believe strongly in the goals and objectives of Barclays
	"My team actively seeks feedback to understand customer and client expectations"	Maintain at healthy levels	–The percentage of colleagues who believe that their team actively seeks feedback to understand customer and client expectations has been maintained at a strong level (above 80%) throughout the period

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	75

Remuneration report
Annual report on Directors’ remuneration continued

Category	Measure	Criteria	Performance	Outcome
Society	Social, environmental and sustainability-linked financing	Facilitate £150bn over 2018-2025	–On a cumulative basis, a total of £193.3bn of social, environmental and sustainability-linked financing facilitated between 2018 and the end of 2021, exceeding the target four years early –Environmental financing increased year on year during the period	4.5%
	GHG emissions reduction in our operations	GHG scope 1 and 2 emissions (market-based) reduced by 80% by 2021 against a 2018 baseline Renewable electricity to 90% by 2021
–GHG scope 1 and 2 emissions (market-based) reduced each year of the performance period. The overall reduction exceeded the target for progress by 2021
–Significant increase in renewable electricity use over the period, with 94% of electricity now coming from renewable sources, 4 percentage points above the 2021 target of 90%

	LifeSkills	Upskill 10 million people from 2018-2022 Place 250,000 people into work from 2019-2022
–9.8m people upskilled between 2018 and 2021, making excellent progress towards our aspiration of helping 10m people by 2022
–Good progress toward LifeSkills – placed into work target, with more than 193,400 people placed into work since 2019, despite the challenges of the pandemic in 2020 and 2021. On track to achieve 2022 target

Overall Strategic non-financial outcome for the 2019-2021 LTIP				11.5%
The LTIP award is also subject to a discretionary underpin whereby the Committee must be satisfied with the underlying financial health of the Group. The Committee was satisfied that this underpin was met, and accordingly determined that the award held by Tushar Morzaria should vest at 55% of the maximum number of shares under the total award, to be released in five equal tranches annually, starting from March 2022. After release, the shares are subject to an additional 12-month holding period.
LTIP awards granted during 2021
An award was granted to each of Tushar Morzaria and Jes Staley on 8th March 2021 under the 2021-2023 LTIP, based on a value per share of £1.43938, which was derived from the share price less a discount to reflect the absence of dividends or equivalents during the vesting period, in accordance with the DRP. This is the value used to calculate the number of shares below.
For Jes Staley, the Committee exercised its discretion to suspend the vesting of all of his unvested awards, including the LTIP award granted on 8 March 2021, as explained earlier in this Remuneration report. No LTIP award was granted to C.S. Venkatakrishnan in March 2021 as he was not an Executive Director at that time.

	% of Fixed Pay	Number of shares	Face value at grant	Performance period
Tushar Morzaria	134%	1,536,078	£2,211,000	2021-2023
Jes Staley	140%	2,285,706	£3,290,000	2021-2023

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	76

Remuneration report
Annual report on Directors’ remuneration continued

The performance measures for the 2021-2023 LTIP awards are as follows:

Performance measure	Weighting	Threshold	Maximum vesting
2023 return on tangible equity (RoTE) (excluding material items)[a]	25%	0% of award vests for RoTE of 6.0%, rising on a straight-line basis	25% of award vests for RoTE of 12.0%
Average cost: income ratio (excluding material items)	10%	0% of award vests for average cost: income ratio of 65.0%, rising on a straight-line basis	10% of award vests for average cost: income ratio of 62.0%
Maintain CET 1 ratio within the target range	10%
If CET1 is below MDA hurdle[b] +180bps during the period, the Committee will consider what portion of this element should vest, based on the causes of the CET1 reduction.
If CET1 is above MDA hurdle +280bps but does not make progress towards the range over the period, the Committee will consider what portion of this element should vest, based on the reasons for the elevated levels of CET1 versus target range and the associated impacts.
			CET1 ratio between 180bps and 280bps above MDA hurdle throughout the period, or CET1 ratio more than 280bps above MDA hurdle but making progress towards the target range during the period.
Relative Total Shareholder Return (TSR)	25%	6.25% of award vests for performance[c] at median of the peer group[d] rising on a straight-line basis	25% of award vests for performance at or above the upper quartile
Risk scorecard	10%	The Risk scorecard captures a range of risks and is aligned with the annual incentive risk alignment framework shared with regulators. The current framework measures performance against three broad categories – Capital and liquidity, Control environment and Conduct – using a combination of quantitative and qualitative metrics. The framework may be updated from time to time in line with the Group’s risk strategy. Specific targets within each of the categories are deemed to be commercially sensitive. Retrospective disclosure will be made in the 2023 Remuneration Report, subject to commercial sensitivity no longer remaining.
Climate	10%	The evaluation will focus on progress towards our ambition to be a net zero bank by 2050 including:
		–our commitment to align our financing with the goals of the Paris Climate Agreement –our commitment to facilitate £100bn of green financing by 2030.
		There will be detailed retrospective narrative on progress over the period, including consideration of progress towards other relevant targets. Performance will be assessed by the Committee to determine the percentage of the award that may vest, between 0% and 10%.
Strategic non-financial	10%	The evaluation will focus on key performance measures from the Performance Measurement Framework, with a detailed retrospective narrative on progress throughout the period against each category. Performance against the strategic non-financial measures will be assessed by the Committee to determine the percentage of the award that may vest between 0% and 10%. The measures are organised around three main categories: Customers and clients, Colleagues and Society (Citizenship). Each of the three main categories has equal weighting. Measures will likely include, but not be limited to, the following:
		Customers and clients
		Drive world-class outcomes for customers and clients and continue to support them through the pandemic: improve Net Promoter Scores, reduce BUK customer complaints and improve resolution time, maintain client ranking and market share within CIB, increase digital engagement.
		Colleagues
		Protect and strengthen our culture through our Purpose, Values and Mindset: continue to improve diversity in leadership roles, improve inclusion indicators, maintain engagement at healthy levels and maintain culture and conduct indicators.
		Society (Citizenship)
		Drive a focus on the sustainable impact of our business: continue investing in our communities, including LifeSkills – upskilled in the UK, LifeSkills – placed into work globally and Unreasonable Impact.
Notes
a    Based on an assumed CET1 ratio at the mid-point of the Group target range, 13-14%.
b    Currently 11.1%.
c    Performance assessed over the period from 1 January 2021 to 31 December 2023. Start and end TSR data will be the Q4 average for 2020 and 2023 respectively and will be measured in GBP for each company.
d    The peer group is comprised of multinational banks in Europe and North America of comparable size to Barclays and whose weekly returns have a high degree of correlation with Barclays'. The constituents of the comparator group are reviewed annually, prior to each new LTIP grant. The peer group for the 2021-2023 LTIP award is: Banco Santander, Bank of America, BBVA, BNP Paribas, Citigroup, Credit Agricole, Credit Suisse, Deutsche Bank, HSBC, ING Groep, Lloyds Banking Group, Morgan Stanley, NatWest Group, Societe Generale, Standard Chartered, UBS, Unicredit.

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	77

Remuneration report
Annual report on Directors’ remuneration continued

Executive Directors:
Statement of implementation of remuneration policy in 2022
An overview of how the DRP will be implemented for Executive Directors in 2022 is set out in the subsequent sections. The following chart illustrates how 2022 remuneration will be delivered to the Executive Directors.

	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	Implementation in 2022
Fixed pay	Cash										C.S. Venkatakrishnan £2,780,000 Tushar Morzaria £1,775,000
	Shares	Restrictions lifting over 5 years
Pension	Cash in lieu of pension										C.S. Venkatakrishnan £139,000 Tushar Morzaria £88,750
Annual bonus	Performance period	Cash									C.S. Venkatakrishnan up to 93% of Fixed Pay Tushar Morzaria up to 90% of Fixed Pay
		Shares	Holding period
			Shares	Holding period
				Shares	Holding period
LTIP	Preliminary performance period	Performance period			Shares	Holding period					C.S. Venkatakrishnan up to 140% of Fixed Pay Tushar Morzaria up to 134% of Fixed Pay
						Shares	Holding period
							Shares	Holding period
								Shares	Holding period
									Shares	Holding period
2022 Fixed Pay and market competitiveness of the Executive Directors’ total compensation opportunity
Immediately prior to C.S. Venkatakrishnan’s appointment as Group Chief Executive, effective from 1 November 2021, the Committee considered the level of Fixed Pay he should receive, taking into consideration the role, his skills and experience and pay levels at other comparable firms (on which the Committee receives independent advice), in the context of wider workforce pay levels and the experience of our stakeholders. Pay benchmarking data is used as a reference point to ensure that the total compensation opportunity provided to the Executive Directors is competitive compared to other large and complex international banks. Banking regulation in the UK and Europe caps variable pay as a percentage of Fixed Pay for senior roles including the Executive Directors and so providing a competitive level of total compensation within the constraint of those regulations is a key driver of the Executive Directors’ Fixed Pay levels.
The Committee determined the level of Fixed Pay for C.S. Venkatakrishnan on appointment as Group Chief Executive as £2,700,000 per annum. In doing so, they concluded that the total compensation opportunity that this provides was an appropriate starting point, while noting that it was low compared with international banking peers and that this should be kept under review each year. This level of Fixed Pay was lower than he received for his previous role, as Head of Global Markets and Co-President of Barclays Bank PLC, though it was more than his predecessor as Group Chief Executive received.
The regulatory limit on the level of variable pay relative to fixed pay in banks results in the need to provide both Executive Directors with a level of Fixed Pay that is higher than the Committee might otherwise choose, to ensure the total compensation opportunity is competitive. To mitigate some of the impacts of that higher Fixed Pay, it is delivered half in cash, paid monthly via payroll in a similar way to salary for other employees, and half in shares, which are granted quarterly and released in instalments over 5 years, creating significant alignment with shareholder interests over the longer term.
An annual review of the Executive Directors' Fixed Pay, in the same way and at the same time as for the wider workforce, is a feature of the DRP approved by shareholders in 2020, but was not undertaken in 2021 due to the COVID-19 pandemic. In February 2022, the Committee reviewed the Fixed Pay for each Executive Director as part of the year-end payround process for colleagues across the Group. The Committee considered the maximum total compensation opportunity of each Executive Director, driven by their respective levels of Fixed Pay, and noted that in each case the opportunity is materially less than that at most other comparable international banks. As a result, the Committee determined that Fixed Pay would be increased to £2,780,000 for C.S. Venkatakrishnan, a 3% increase, and to £1,775,000 for Tushar Morzaria, also a 3% increase, effective 1 March 2022. The Committee noted that these are lower percentage increases than the average fixed pay increase for the wider workforce, and in particular for other UK colleagues, given the 4.25% salary spend agreed as part of the 2022 UK pay deal with Unite.

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	78

Remuneration report
Annual report on Directors’ remuneration continued

Since the introduction of the DRP in the 2019 Annual Report, approved by shareholders at the AGM in 2020, Tushar’s Fixed Pay has increased once, by 4.5% in July 2021 (the implementation of Fixed Pay increases postponed from 2020 at the request of the Executive Directors). Combining that with the 2022 payround increase, the total Fixed Pay increase he has received since 2019 is 7.6%. Across our Unite-recognised colleagues in the UK, the compound average salary increase over the same period was 9.1%. For C.S. Venkatakrishnan, the Committee also considered whether a Fixed Pay increase in March 2022, following the determination of his current level of Fixed Pay on his appointment as Group Chief Executive, was appropriate, and confirmed that this is not out of line with the treatment of other colleagues who were promoted during the year, if their pay rates are below the benchmark.
The charts that follow compare each Executive Director's maximum total compensation opportunity for 2022 against the equivalent opportunity across international banking peers. This shows that even after these Fixed Pay increases the maximum total compensation opportunity is significantly behind international banking peers, falling in the lower part of the third quartile for both C.S. Venkatakrishnan and Tushar Morzaria.
The charts also show a comparison of the maximum total compensation opportunity of each Executive Director with the equivalent roles at the companies that make up the FTSE 30 (i.e. the 30 largest FTSE 100 constituents by market capitalisation). This shows that the Executive Directors’ maximum total compensation opportunity is more competitive, but not inappropriate, compared to the FTSE 30 group. The Committee noted that it would be unlikely for the Group to fill either of the Executive Director roles by recruiting from the other FTSE 30 companies, recognising the necessity for candidates for these roles to have the right breadth and depth of banking knowledge and experience, particularly given Barclays’ diversified business model including significant corporate banking, investment banking and global markets businesses. However, this comparison is provided alongside the international banking peer group to provide additional UK context.
Executive Director total maximum compensation opportunity relative to market benchmarks

Notes:
–Barclays and market benchmark data reflects maximum total compensation opportunity, excluding pensions and benefits
–Benchmark data for the international banking peer group and FTSE 30 was provided by Willis Towers Watson, based on publicly disclosed data in respect of each firm's 2020 or 2020/21 financial years, incorporating assumptions where companies do not disclose a maximum total compensation opportunity
–Barclays’ current peer group comprises the following international banks: Bank of America, BNP Paribas, Citigroup, Credit Suisse Group, Deutsche Bank, HSBC Holdings, JP Morgan Chase & Co, Lloyds Banking Group, Morgan Stanley, Standard Chartered and UBS Group, which is unchanged from the group set out in the DRP

2022 annual bonus performance measures
Performance measures with appropriately stretching targets have been selected to cover a range of financial and non-financial goals that support the key strategic objectives of the Company. The bonus measures for 2022 are in line with those for 2021, with one key amendment. For 2022, the weighting of the Strategic non-financial element has been increased from 20% to 25%, with a corresponding reduction to the weighting of the Personal objectives from 20% to 15%, to enable a greater focus on climate-related measures. Within the Strategic non-financial element, the Customers and clients and Colleagues sections are retained, and are each weighted at 7.5%, with a new Climate and sustainability section in place of the Society section, weighted at 10%. This section primarily focuses on climate-related measures, including progress towards our green financing commitments and reducing our own carbon footprint, as well as delivering the strategy to achieve our ambition to be a net zero bank by 2050. This change in bonus measures reflects the focus and importance attached to the Group's delivery on its climate objectives. For the Group Chief Executive, although for 2021 the bonus was determined solely based on the Financial and Strategic non-financial elements, for 2022 assessment against Personal objectives will also apply, in the usual way.

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	79

Remuneration report
Annual report on Directors’ remuneration continued

Performance measure	Weighting	Metrics
Profit before tax (excluding material items)	50%	A performance target range has been set for this financial measure, which will be disclosed in the next Remuneration report. Pay-out of this element will also depend on the CET1 ratio at the end of the performance year. In line with regulatory requirements, if the CET1 ratio is below the MDR hurdle at the end of the performance year, the Committee will consider what part if any of this element should pay out.
Cost: income ratio (excluding material items)	10%	A performance target range has been set for this financial measure, which will be disclosed in the next Remuneration report.
Strategic non-financial The evaluation will focus on a range of key metrics across stakeholder groups, with a detailed retrospective narrative on progress against each category throughout the period. Performance against the measures will be assessed by the Committee to determine the percentage of the award that may vest between 0% and 25%. Each of the three main categories is weighted as shown.	25%
The measures are organised around three main categories and measures will likely include, but not be limited to, the following:
Customers and clients (weighted 7.5%) – drive world class outcomes for customers and clients:
–Improve Net Promoter Scores
–Reduce BUK customer complaints and improve resolution time
–Maintain client ranking and market share within CIB
–Increase digital engagement
Colleagues (weighted 7.5%) – protect and strengthen our culture through our Purpose, Values and Mindset:
–Continue to improve diversity in leadership positions
–Improve inclusion indicators
–Maintain engagement at healthy levels
–Maintain culture and conduct indicators
Climate and sustainability (weighted 10%) – progress to be measured against four key objectives:
–Progress towards our green financing commitments
–Reduce operational and supply chain carbon footprint and increase use of renewable energy
–Deliver the strategy to achieve our ambition to be a net zero bank by 2050 and to align our financing with the Paris Agreement
–Continue to invest in our communities

Personal	15%
Joint personal objectives:
–Deliver improving shareholder returns, with a focus on RoTE
–Maintain robust capital ratios across the Group and within the main operating entities
–Actively deploy the range of Barclays' businesses and capabilities to support customers and clients as we collectively transition to a low carbon economy
–Continue to deliver sustainable growth in the Corporate and Investment Bank
–Continue to drive our technology agenda across the Group to support improving customer and client services and experience

C.S. Venkatakrishnan:
–Ensure a continued focus on customer and client outcomes
–Continue to embed the Mindset across the organisation in support of our Purpose
–Continue to develop a high-performing culture in line with our Values, with a focus on employee engagement, succession planning, talent and diversity
–Empower the effective management of the risk and controls agenda
–Effectively manage relationships with key external stakeholders and society more broadly

Tushar Morzaria:
–Continue to optimise financial management and reporting (particularly through technology) to drive benefits across the Group
–Continue to progress the transformation of the Treasury function, including strategic treasury and liquidity platforms
–Oversee the effective management of the risk and controls agenda across Group Finance, Strategy, Tax and Treasury
–Retain focus on the colleague agenda across Group Finance, Strategy, Tax and Treasury, driving employee engagement, continuing to improve diversity, developing senior talent and succession planning
–Effectively manage relationships with key external stakeholders including regulators and investors

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	80

Remuneration report
Annual report on Directors’ remuneration continued

2022-2024 LTIP awards and performance measures
The Committee decided to grant awards under the 2022-2024 LTIP cycle to C.S. Venkatakrishnan and Tushar Morzaria with face values at grant equal to 140% and 134% of Fixed Pay respectively, which will be based on Fixed Pay before applying the 1 March 2022 increases outlined earlier in this Remuneration report. Those maximum award multiples were determined following a detailed review of their individual performance throughout 2021 and recognising their significant personal contributions. This share-based award ensures alignment with future performance over the three-year assessment period, as well as shareholder alignment over the long release period (up to eight years from initial award).
For the 2022-2024 LTIP, changes have been made to align more closely with the evolution of the strategic non-financial measures. The strategic non-financial element of this LTIP cycle will include a ‘Climate and sustainability’ category, in place of the standalone Climate measure, with a weighting of 10%. The other measures are largely unchanged.
The 2022-2024 LTIP award will be subject to the following forward-looking performance measures.

Performance measure	Weighting	Threshold	Maximum vesting
Average return on tangible equity (RoTE) (excluding material items)[a]	25%	0% of award vests for RoTE of 7.0%, rising on a straight-line basis	25% of award vests for RoTE of 11.0% or higher
Average cost: income ratio (excluding material items)	10%	0% of award vests for average cost: income ratio of 65.0%, rising on a straight-line basis	10% of award vests for average cost: income ratio of 59.0% or lower
Maintain CET1 ratio within the target range	10%
If CET1 is below the MDA hurdle[b] + 190 bps during the period, the Committee will consider what portion of this element should vest, based on the reasons for the CET1 shortfall
If CET1 is above MDA hurdle + 290bps but does not make progress towards the range over the period, the Committee will consider what portion of the element should vest, based on the reasons for the elevated levels of CET1 versus target range and the associated impacts
			If CET1 is between 190bps and 290bps above the MDA hurdle throughout the period or If CET1 is above the MDA hurdle +290bps but making progress towards the target range
Relative Total Shareholder Return (TSR)[c]	25%	6.25% vests for performance at the median of the peer group[d], rising on a straight-line basis	25% of award vests for performance at or above the peer group upper quartile
Strategic non-financials	20%
The evaluation will focus on key performance measures from the Performance Measurement Framework, with a detailed retrospective narrative on progress against each category throughout the period. Performance against the strategic non-financial measures will be assessed by the Committee to determine the percentage of the award that may vest between 0% and 20%. The measures are organised around three main categories and measures will likely include, but not be limited to, the following:
Customers and clients (weighted 5%) – drive world class outcomes for customers and clients:
Improve Net Promoter Scores; reduce BUK customer complaints and improve resolution time; maintain client rankings and market share within CIB; and increase digital engagement.
Colleagues (weighted 5%) – protect and strengthen our culture through our Purpose, Values and Mindset:
Continue to improve diversity in leadership roles; improve inclusion indicators; maintain engagement at healthy levels; and maintain culture and conduct indicators.
Climate and sustainability (weighted 10%) – progress to be measured against four key objectives:
Progress towards our green financing commitments; reduce operational and supply chain carbon footprint and increase use of renewable energy; progress towards achieving our ambition to be a net zero bank by 2050; and aligning our financing with the Paris Agreement, and continue to invest in our communities.

Risk scorecard	10%	The Risk scorecard captures a range of risks and is aligned with the annual incentive risk alignment framework shared with the regulators. The current framework measures performance against three broad categories – Capital and liquidity, Control environment and Conduct – using a combination of quantitative and qualitative metrics. The framework may be updated from time to time in line with the Group’s risk strategy. Specific targets within each of the categories are deemed to be commercially sensitive. Retrospective narrative on performance will be disclosed in the 2024 Remuneration report, subject to commercial sensitivity no longer remaining.
Notes
a     Based on an assumed CET1 ratio at the mid-point of the Group target range, 13-14%.
b     Currently 11.1%.
c     Performance assessed over the period from 1 January 2022 to 31 December 2024. Start and end TSR data will be the Q4 average for 2021 and 2024 respectively and will be measured in GBP for each company.
d     The peer group is comprised of multinational banks in Europe and North America of comparable size to Barclays and whose weekly returns have a high degree of correlation with Barclays’. The constituents of the comparator group are reviewed annually, prior to each new LTIP grant. The peer group for the 2022–2024 LTIP award is: Banco Santander, Bank of America, BBVA, BNP Paribas, Citigroup, Credit Agricole, Credit Suisse, Deutsche Bank, HSBC, ING Groep, Lloyds Banking Group, Morgan Stanley, NatWest Group, Societe Generale, Standard Chartered, UBS, Unicredit.

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	81

Remuneration report
Annual report on Directors’ remuneration continued

Illustrative scenarios for Executive Directors’ total remuneration opportunity
The charts below show the potential value of the current Executive Directors’ 2022 total remuneration in three main scenarios: ‘Minimum’ (i.e. Fixed Pay, pension and benefits only, with no annual bonus award or LTIP), ‘Mid-point’ (i.e. Fixed Pay, pension, benefits and 50% of the maximum variable pay that may be awarded) and ‘Maximum’ (i.e. Fixed Pay, pension, benefits and the maximum variable pay that may be awarded). For the purposes of these charts, the value of benefits is based on an estimated annual value for 2022 regular contractual benefits. Additional ad hoc benefits may arise, for example, overseas relocation of Executive Directors, but will always be provided in line with the DRP.
A significant proportion of the potential remuneration of the Executive Directors is variable and is therefore performance related. It is also subject to deferral, additional holding periods, malus and clawback. In line with reporting requirements, we have provided an indication of the maximum remuneration receivable, assuming share price appreciation of 50% on the LTIP.

Group Finance Director succession
As indicated in the letters from the Chairman and Group Chief Executive introducing this Annual Report, on 22 February 2022 Tushar Morzaria informed the Board of his intention to retire from the Board and as Group Finance Director, and the Board has agreed that this will take effect on 22 April 2022. The remuneration details in connection with his retirement and for his successor, Anna Cross, will be set out in a separate announcement to the market on 23 February 2022, and are not reflected in this Remuneration report.

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	82

Remuneration report
Annual report on Directors’ remuneration continued

Additional remuneration disclosures
Group performance graph and Group Chief Executive remuneration
The performance graph below compares the total shareholder return of Barclays shares with the total shareholder return of the FTSE 100 index over the ten years ended 31 December 2021. The FTSE 100 index has been selected because it represents a cross-section of leading UK companies, of which Barclays is a long-standing constituent.

Year	2012		2013	2014	2015			2016	2017	2018	2019	2020	2021
Group Chief Executive	Robert Diamond	Antony Jenkins	Antony Jenkins	Antony Jenkins	Antony Jenkins	John McFarlane	Jes Staley	Jes Staley	Jes Staley	Jes Staley	Jes Staley	Jes Staley	Jes Staley	C.S. Venkata- krishnan
Single total remuneration figure Group Chief Executive	1,892	529	1,602	5,467[a]	3,399	305	277	4,233	3,873	3,362	5,929	4,220[b]	2,121[c]	874[d]
Annual bonus award as a % of maximum	0.0%	0.0%	0.0%	57.0%	48.0%	n/a	n/a	60.0%	48.5%	48.3%	75.0%	38.6%	n/ac	94.4%
Long-term incentive plan vesting as a % of maximum	0.0%	n/ae	n/ae	30.0%	39.0%	n/ae	n/ae	n/ae	n/ae	n/ae	48.5%	23%	n/ac	n/ae
Notes
a    Antony Jenkins’ 2014 pay is higher than in earlier years since he declined a bonus in 2012 and 2013 and did not have LTIP vesting in those years.
b    2020 remuneration outcomes reflect 2018-2020 LTIP value restated for the actual share price on the date of vesting.
c    Jes Staley stepped down as Group Chief Executive on 31 October 2021. The remuneration shown for 2021 is in respect of his services as an Executive Director between 1 January 2021 and 31 October 2021. This figure does not include variable remuneration as the Committee has made no decisions in respect of Mr Staley's variable remuneration in respect of performance during 2021, and has suspended the vesting of all of his unvested deferred remuneration awards including the LTIP award granted to him in March 2019, as explained earlier in this Remuneration report.
d    C.S. Venkatakrishnan was appointed as Group Chief Executive on 1 November 2021. The remuneration shown for 2021 is in respect of his services as an Executive Director between 1 November 2021 and 31 December 2021.
e    Not applicable as the individual was not a participant in a long-term incentive award that vested in the period.

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	83

Remuneration report
Annual report on Directors’ remuneration continued

Group Chief Executive pay ratio
The table below shows the ratios of the Group Chief Executive’s total remuneration to the total remuneration of UK employees since 2018. The change in the pay ratios for 2021 is explained in more detail below.

	Option	25th percentile	Median	75th percentile
2021[a]	A	95 x	62 x	35 x
2020[b]	A	144 x	95 x	53 x
2019	A	213 x	140 x	77 x
2018	A	126 x	85 x	45 x
Notes
a    2021 Group Chief Executive pay ratio figures are calculated using the sum of 2021 remuneration for C.S. Venkatakrishnan and Jes Staley (as per the single total figure for remuneration table) in respect of their periods of service as Group Chief Executive in 2021.
b    2020 Group Chief Executive pay ratio figures have been updated to reflect the restatement of the 2018-2020 LTIP value based on the share price at the time of vesting.

The regulations provide three options which may be used to calculate total pay for the employees at the 25th percentile, median and 75th percentile. Following guidance issued by some proxy advisers and institutional shareholders, we have selected Option A to calculate total pay for each calendar year, each year using the employee population on 31 December.
Option A calculates total pay for all employees on the same basis that the single total figure for remuneration is calculated for Executive Directors. Total pay for each employee includes earned fixed pay, which is made up of salary, Role Based Pay and relevant allowances, annual incentives awarded for the 2021 calendar year, and an estimate of pension and benefits for 2021. Other elements of pay such as overtime and shift allowances have been excluded. The estimate of pension for each employee is based on the percentage currently available to new hires in the UK (10% of salary for the more senior and 12% for the more junior corporate grades). The estimate of benefits is based on the cost of core benefits available at each corporate grade, including private medical insurance, income protection and life assurance. Calculations use full-time equivalent pay data taken from our HR systems for all UK employees.
Total pay and fixed pay for the employees at the 25th percentile, median and 75th percentile are set out in the table below.

	25th percentile		Median		75th percentile
	Total pay	Fixed Pay	Total pay	Fixed Pay	Total pay	Fixed Pay
2021	£31,404	£26,035	£48,253	£39,461	£85,407	£67,408
2020	£29,380	£24,706	£44,631	£37,460	£79,324	£64,272
2019	£27,875	£23,348	£42,362	£35,158	£77,488	£62,263
2018	£26,587	£21,899	£39,390	£32,202	£74,685	£60,000
The Group Chief Executive pay ratios have decreased between 2020 and 2021, largely due to a decrease in the Group Chief Executive remuneration, which is calculated using the sum of 2021 remuneration for C.S. Venkatakrishnan and Jes Staley for their respective periods of service as Group Chief Executive in the year, as per the single total figure for 2021 remuneration table. Over the same time period, employee total pay increased by 7% at the lower quartile and by 8% at each of the median and upper quartile, also contributing to the decrease in pay ratios. The increases in median fixed pay and bonus between 2020 and 2021 are explained in more detail in the section that follows, which covers the annual percentage change in remuneration of Directors and employees.
The decrease in the Group Chief Executive single total figure for remuneration from 2020 to 2021 is due to two factors. Firstly, C.S. Venkatakrishan’s remuneration for his two months of service as Group Chief Executive during 2021 does not include any value in respect of LTIP, as no 2019-2021 LTIP award was granted to him given that he was not an Executive Director at the time of grant. Secondly, Jes Staley's 2021 single total figure for the 10 months of 2021 that he served as Group Chief Executive does not include any bonus or LTIP value, as no remuneration decisions have been made in respect of Mr Staley, and his unvested LTIP and deferred bonus awards have been suspended, as explained earlier in this Remuneration report.
Barclays remuneration philosophy is set out earlier in this report, and all remuneration decisions for Executive Directors and the wider workforce are made within this framework. The Group Chief Executive pay ratio is one of the outcomes of all of these decisions, which are explained in more detail in the Committee Chair’s annual statement.

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	84

Remuneration report
Annual report on Directors’ remuneration continued

Annual percentage change in remuneration of Directors and employees
The table below shows the percentage change in the Executive Directors’ Fixed Pay, benefits and bonus each year between 2019 and 2021 compared with the percentage change in each of those components of pay for UK-based employees of Barclays Group and for employees of the Barclays PLC (BPLC), the parent company of the Group.

		Fixed pay	Benefits	Annual bonus
2020/2021	C.S. Venkatakrishnan[a]	n/a	n/a	n/a
	Tushar Morzaria	2%	-10%	156%
	Jes Staley[b]	1%	-12%	n/a
	Median UK employee	5%	6%	42%
	Median employee of BPLC[c]	11%	–	38%
2019/2020	Tushar Morzaria	–	9%	-49%
	Jes Staley	–	10%	-49%
	Median UK employee	7%	20%	-16%
	Median employee of BPLC[c]	7%	26%	-16%
Notes
a    C.S. Venkatakrishnan was appointed as Group Chief Executive on 1 November 2021. No percentage change figures can be calculated for 2020/21 as C.S. Venkatakrishnan did not receive any remuneration in respect of services provided as an Executive Director in 2020.
b    Jes Staley's remuneration figures for 2021 are pro-rated up for the purpose of this comparison. The Committee has not made any remuneration decisions at this stage, as explained earlier in this Remuneration report.
c    The BPLC comparison is included because this is a statutory requirement, though BPLC employs only a very small number of Head Office employees (45 for 2021).

For the Executive Directors, percentage change figures for 2020 to 2021 are calculated using the single total figure for the 2021 remuneration table.
For Fixed Pay, the increases from 2020 to 2021 for Jes Staley and Tushar Morzaria reflect the increases approved by shareholders at the 2020 AGM, which were postponed at the request of the Executive Directors due to the COVID-19 pandemic, and only implemented with effect from 1 July 2021 as economic conditions improved. Their reductions in benefits over the same time period are largely due to reductions in tax compliance costs.
For bonus, in many parts of the Group bonuses were down in 2020 but the Committee chose to protect outcomes for junior colleagues, consistent with our Fair Pay agenda, and as a result the greatest reductions in incentives from 2019 to 2020 were seen for more senior colleagues. The incentive approach for the Executive Directors is significantly more structured than for most other employees, as required by institutional shareholders for Directors of UK-listed companies, and this more structured approach leads to greater year-on-year volatility in incentive outcomes, both up and down, for the Executive Directors compared to the norms for other colleagues. This can be seen in the much larger than average year-on-year reduction in bonus for Jes Staley and Tushar Morzaria from 2019 to 2020.
Moving from 2020 into 2021, the Group’s performance was significantly stronger, with record profit before tax in 2021 and all three main lines of business delivering double-digit returns on equity. The significant increase in Tushar Morzaria’s bonus reflects that stronger financial performance, which resulted in a maximum pay-out against the financial elements of the Executive Directors’ 2021 bonus measures, alongside an outstanding personal performance in 2021 and outcomes for the Strategic non-financial measures that were strong, comparable with 2020. Tushar Morzaria’s bonus paid out at 94.5% of maximum in 2021 and 38.6% of maximum in 2020.
In determining the 2021 bonus outcomes for the Executive Directors, the Committee considered the context of the bonus outcomes for the wider workforce, ensuring appropriate alignment both this year and over a multi-year period, and also compared to historical outcomes for the Executive Directors in the context of performance each year. They also reviewed the underlying financial health of the Group, which is strong and well-capitalised. They concluded that the outcomes were appropriate in the context of the performance achieved.
For the UK employees, the 5% increase in median fixed pay reflects increases awarded during 2021 in the normal course of business, and also a change in the make-up of the UK population. In 2021, as part of the broader BUK transformation, the profile of a number of customer facing roles changed. To support the new business model, over 2,000 branch colleagues developed new skills and were promoted to recognise their broader, more-complex customer support responsibilities. Their previous lower-graded roles were not replaced. This promotion of employees into more highly-skilled and more highly-paid roles also contributed to the upward shift in median fixed pay. The increase in median bonus for UK employees is driven in part by the same demographic shift in the population, but mainly as a result of the increase in bonus pool from 2020 to 2021, reflecting improved organisational performance.
BPLC only employs a very small number of Head Office employees (45 for 2021) and there is frequent movement of employees between BPLC and other entities within the Barclays Group. In order to make a meaningful year-on-year comparison, the figures are therefore based on all individuals employed by BPLC in both years (39 individuals). The fixed pay increase for this population of 11%, which is higher than that for the median UK employee Group-wide, is driven by a few market adjustments in this small population. The bonus increase is broadly in line with the increase for the median employee across the UK workforce and is largely due to the year-on-year increase in bonus pool reflecting business performance.

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	85

Remuneration report
Annual report on Directors’ remuneration continued

The table below shows the percentage change in fees each year between 2019 and 2021 for the Chairman and the Non-Executive Directors serving on Barclays' Board during 2021. Non-Executive Directors who joined on or after 1 January 2021 are not included. The percentage change in fees between 2020 and 2021 relate to set fees for additional responsibilities taken on by the Non-Executive Directors. Increases in fees between 2019 and 2020 are largely attributable to the increase in Non-Executive Director basic Board and Committee fees effective 1 January 2020, as set out in the 2019 Remuneration report.

	2020 / 2021 Fees	2019 / 2020 Fees
Nigel Higgins	0%	0%[a]
Mike Ashley	0%	19%
Tim Breedon	64%[b]	24%
Mohamed A. El-Erian	11%	n/a
Dawn Fitzpatrick	14%	36%[a]
Mary Francis	8%	-3%
Crawford Gillies	108%[c]	4%
Brian Gilvary	95%[a,d]	n/a
Diane Schueneman	-4%	3%
Sir Ian Cheshire	‑82%[a,e]	2%
Notes
a     For those who were appointed during 2019 or 2020 or those who stood down during 2021, fees are pro-rated up for the relevant year for the purpose of this comparison.
b    The increase in fees from 2020 to 2021 is primarily due to Tim Breedon's appointment as Chair of Barclays Bank Ireland PLC with effect from 16 April 2021.
c    The increase in fees from 2020 to 2021 is primarily due to Crawford Gillies' additional responsibilities following his appointment as Chair of Barclays Bank UK PLC with effect from 1 January 2021, for which he receives an annual fee of £400,000.
d     The increase in fees from 2020 to 2021 is due to Brian Gilvary's additional responsibilities in 2021, including becoming Senior Independent Director with effect from 1 January 2021, Chair of the Remuneration Committee with effect from 1 March 2021 and joining the Risk and Nominations Committees with effect from 1 January 2021.
e     Sir Ian Cheshire stepped down as Chair of Barclays Bank UK PLC with effect from 31 December 2020 but remained on the Board of Barclays PLC until the conclusion of the 2021 AGM on 5 May 2021. For his service in 2021, he received a fee of £90,000 pro-rata, which is reflected in his change in fees from 2020 to 2021.

Relative importance of spend on pay
A year-on-year comparison of Group compensation costs and of distributions to shareholders is shown below. The distributions shown relate to dividends paid and share buyback programmes completed during the year. The distributions for 2021 do not include the dividends and share buyback programme announced on 23 February 2022.

Notes
a    Relates to costs arising from salaries and other elements of fixed pay, social security costs, post-retirement benefits and other compensation costs.
b    The chart shows dividends paid and share buyback programmes completed during the year, i.e. for 2021, the figure represents the 2020 full year dividend paid in April 2021, the share buyback programme announced with the 2020 results, which concluded on 23 April 2021, the 2021 half year dividend paid in September 2021, and the share buyback programme announced with the half year results, which concluded on 30 November 2021. The dividends and share buyback programme announced on 23 February 2022 are not reflected in this chart.

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	86

Remuneration report
Annual report on Directors’ remuneration continued

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
Chairman and Non-Executive Directors: Single total figure for 2021 remuneration (audited)

		Fees[a]		Benefits		Total
	2021	2020	2021	2020	2021	2020
	£000	£000	£000	£000	£000	£000
Chairman
Nigel Higgins[b]	800	800	8	6	808	806
Non-Executive Directors
Mike Ashley	265	265	–	–	265	265
Tim Breedon[c]	483	295	–	–	483	295
Mohamed A. El-Erian	150	135	–	–	150	135
Dawn Fitzpatrick	170	150	–	–	170	150
Mary Francis	162	150	–	–	162	150
Crawford Gillies[d]	502	241	–	–	502	241
Brian Gilvary[e]	234	108	–	–	234	108
Diane Schueneman	374	390	–	–	374	390
Julia Wilson[f]	90	–	–	–	90	–
Former Directors
Sir Ian Cheshire[g]	31	490	–	–	31	490
Total	3,261	3,024	8	6	3,269	3,030
Notes
a    The annual fees received in 2021 by each Non-Executive Director include fees for Board Committee memberships and/or subsidiary Board positions. Fees shown in the table above are pro-rated (where appropriate) for periods of service. Key changes in appointments during 2021 are identified in notes c to g below.
b    Nigel Higgins does not receive a fee in respect of his role as Chairman of Barclays Bank PLC.
c    Tim Breedon was appointed Chair of Barclays Bank Ireland PLC with effect from 16 April 2021. The 2021 figure includes €330,000 (£284,000) for this appointment (pro-rata for service in 2021).
d     Crawford Gillies was appointed as Chair of Barclays Bank UK PLC with effect from 1 January 2021. The 2021 figure includes £400,000 for this appointment.
e     Brian Gilvary succeeded Crawford Gillies as Senior Independent Director with effect from 1 January 2021 and as Chair of the Remuneration Committee with effect from 1 March 2021. The 2021 figure includes £36,000 and £70,000 (pro-rata for service in 2021) respectively, for these appointments.
f    Julia Wilson was appointed to the Board and as a member of the Audit Committee with effect from 1 April 2021. The 2021 figure includes £90,000 and £30,000 respectively, for these appointments (pro-rata for service in 2021).
g    Sir Ian Cheshire stepped down as Chair of Barclays Bank UK PLC with effect from 31 December 2020, but remained on the Board of Barclays PLC until the conclusion of the 2021 AGM on 5 May 2021. The 2021 figure includes £90,000 for this appointment (pro-rata for service in 2021).
Chairman and Non-Executive Directors: Statement of implementation of remuneration policy in 2022
Fees for the Chairman and Non-Executive Directors for 2022 are shown below. The fees were last reviewed in 2019 and revised for 2020, since then there have been no subsequent amendments.

	1 January 2022	1 January 2021
	£000	£000
Chairman[a]	800	800
Board member	90	90
Additional responsibilities
Senior Independent Director	36	36
Chairman of Board Audit or Risk Committee	80	80
Chairman of the Board Remuneration Committee	70	70
Membership of Board Audit, Remuneration or Risk Committee	30	30
Membership of Board Nominations Committee	15	15
Note
a    The Chairman does not receive any fees in addition to the Chairman fees.

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	87

Remuneration report
Annual report on Directors’ remuneration continued

Directors’ shareholdings and share interests
Interests in Barclays PLC shares (audited)
The table below shows the number of shares owned beneficially by each person who served as a Director during 2021 (including any shares owned beneficially by their connected persons). For the Executive Directors, it shows the number of shares over which each holds awards that are subject to either deferral terms or to deferral terms plus performance measures, and the number of shares owned outright includes shares purchased by the Director as well as shares received in relation to remuneration. The numbers shown for shares that are subject to performance measures represent the maximum number of shares that may be released if those performance measures were to be satisfied in full.
The total share interests at 21 February 2022 were the same as shown below for all Directors in service as at 31 December 2021.

	Owned outright as at 31 December 2021 (or date of retirement from the Board, if earlier)	Unvested		Total as at 31 December 2021 (or date of retirement from the Board, if earlier)
		Subject to performance measures	Not subject to performance measures
Executive Directors
C.S. Venkatakrishnan[a]	1,324,255	–	2,515,405	3,839,660
Tushar Morzaria	4,709,125	6,116,662	1,261,545	12,087,332
Chairman
Nigel Higgins	1,580,995	–	–	1,580,995
Non-Executive Directors
Mike Ashley	369,863	–	–	369,863
Tim Breedon	189,664	–	–	189,664
Mohamed A. El-Erian	129,881	–	–	129,881
Dawn Fitzpatrick	933,596	–	–	933,596
Mary Francis	55,696	–	–	55,696
Crawford Gillies	209,282	–	–	209,282
Brian Gilvary	173,080	–	–	173,080
Diane Schueneman	89,430	–	–	89,430
Julia Wilson[b]	12,094	–	–	12,094
Former Directors
Jes Staley[c]	6,778,026	9,084,779	2,139,674	18,002,479
Sir Ian Cheshire[d]	122,449	–	–	122,449
Notes
a    C.S. Venkatakrishnan was appointed to the Board with effect from 1 November 2021.
b    Julia Wilson was appointed to the Board with effect from 1 April 2021.
c    Jes Staley stepped down as an Executive Director with effect from 31 October 2021 and as a result his shareholdings are shown as at that date. The Committee has exercised its discretion to suspend the vesting of all of Mr Staley's unvested awards, as explained earlier in this Remuneration report.
d    Sir Ian Cheshire stepped down as a Non-Executive Director with effect from 5 May 2021 and as a result his shareholdings are shown as at that date.

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	88

Remuneration report
Annual report on Directors’ remuneration continued

Executive Directors’ shareholdings and share interests (audited)
The charts below show the value of Barclays shares held beneficially as at 31 December 2021 by C.S. Venkatakrishnan and Tushar Morzaria, or as at 31 October 2021 for Jes Staley, being his last day of active service, in each case using the Q4 2021 average Barclays’ ordinary share price of £1.9144.
The shareholding requirement is 233% of year-end Fixed Pay for C.S. Venkatakrishnan and 224% of year-end Fixed Pay for Tushar Morzaria. C.S. Venkatakrishnan has five years from 1 November 2021, his date of appointment as Group Chief Executive, to meet this requirement. Barclays shares held beneficially by each Executive Director count towards the shareholding requirement.
For Jes Staley, the shareholding requirement is 233% of his Fixed Pay on his last day of active service as an Executive Director and the requirement continues to apply for two years following his last day of active service. As he has stepped down as an Executive Director, in addition to the shares that he beneficially owns counting towards the requirement, shares from unvested deferred share bonuses and unvested LTIPs (net of tax) can also be counted, provided that there are no remaining untested performance conditions. The chart below includes only the beneficially owned shares.

Service contracts and letters of appointment
Each Executive Director has a service contract, whereas the Chairman and Non-Executive Directors each have a letter of appointment. Copies of the service contracts and letters of appointment are available for inspection at the Company’s registered office. The effective dates of the current Directors’ appointments disclosed in their service contracts or letters of appointment are shown in the table below.
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

Effective date of appointment
Chairman
Nigel Higgins	1 March 2019 (as a Non-Executive Director) 2 May 2019 (as Chairman)
Executive Directors
C.S. Venkatakrishnan	1 November 2021
Tushar Morzaria	15 October 2013
Non-Executive Directors
Mike Ashley	18 September 2013
Robert Berry	8 February 2022
Tim Breedon	1 November 2012
Mohamed A. El-Erian	1 January 2020
Dawn Fitzpatrick	25 September 2019
Mary Francis	1 October 2016
Crawford Gillies	1 May 2014
Brian Gilvary	1 February 2020
Diane Schueneman	25 June 2015
Julia Wilson	1 April 2021

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	89

Remuneration report
Annual report on Directors’ remuneration continued

Payments to former Directors (audited)
Former Group Chief Executive: Jes Staley
On stepping down from his role as Group Chief Executive and as an Executive Director of Barclays PLC, on 31 October 2021, Mr Staley was entitled to 12 months' notice from Barclays, under his contract of employment. During his notice period, he continues to receive his Fixed Pay (£2.4m per annum delivered half in cash, paid monthly, and half in Barclays shares, awarded each quarter), pension allowance (£120,000 per annum, paid monthly) and other benefits, in line with the DRP. The amounts that he received during 2021, after stepping down, amounted to Fixed Pay in cash of £200,000, Fixed Pay in shares of £200,000, pension allowance of £20,000 and other benefits with a value of approximately £6,000. He is also contractually entitled to receive repatriation costs to the US, in line with the DRP, though these have not yet been incurred. No decisions have yet been made in respect of any further remuneration payments to be made to Mr Staley, as outlined in the annual statement from the Chair of the Remuneration Committee.
Former Group Finance Director: Chris Lucas
In 2021, Chris Lucas continued to be eligible to receive life assurance cover, private medical cover and payments under the Executive Income Protection Plan (EIPP). Full details of his eligibility under the EIPP were disclosed in the 2013 Remuneration report (page 115 of the 2013 Annual Report). Chris Lucas did not receive any other payment or benefit in 2021.
Former Chairs or Non-Executive Directors
No payments were made to former Chairs or Non-Executive Directors during 2021.
Previous AGM voting outcomes
The table below shows the shareholder voting result in respect of our 2020 Remuneration report (approved by shareholders at the AGM held on 5 May 2021) and Directors’ remuneration policy (approved by shareholders at the AGM held on 7 May 2020).

	For % of votes cast Number	Against % of votes cast Number	Withheld Number
Vote on the 2020 Remuneration Report at the 2021 AGM	99.25%	0.75%
	11,981,557,904	90,709,782	222,296,011
Vote on the Directors’ remuneration policy at the 2020 AGM	96.29%	3.71%
	11,308,670,932	436,091,600	201,020,969
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
Terms of Reference
The role of the Committee is to:
–set the overarching principles and parameters of remuneration policy across the Group;
–consider and approve the remuneration arrangements of (i) the Chairman, (ii) the Executive Directors, (iii) members of the Barclays Group Executive Committee and any other senior executives specified by the Committee from time to time, and (iv) all other Group employees whose total annual compensation exceeds an amount determined by the Committee from time to time; and
–exercise oversight for remuneration issues.
The Committee considers the overarching objectives, principles and parameters of remuneration policy across the Group to ensure it is adopting a coherent approach in respect of all employees. In discharging this responsibility, the Committee seeks to ensure that the policy is fair and transparent, avoids complexity and assesses, among other things, the impact of pay arrangements in supporting the Group’s culture, Values and strategy and on all elements of risk management. The Committee also approves incentive pools for each of the Group, Barclays Bank PLC, Barclays Bank UK PLC and BX, periodically reviews (at least annually) all material matters of retirement benefit design and governance, and exercises judgement in the application of remuneration policies to promote the long-term success of the Group for the benefit of shareholders. The Committee and its members work as necessary with other Board Committees, and the Committee is authorised to select and appoint its own advisers as required.

The Committee’s terms of reference are available at home.barclays/who-we-are/our-governance/board-committees

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	90

Remuneration report
Annual report on Directors’ remuneration continued

Advisers to the Committee
The Committee appointed PricewaterhouseCoopers (PwC) as the independent adviser in October 2017. The Committee considered the advice provided by PwC to the Committee during the year and was satisfied that the advice is independent and objective. PwC is a signatory to the voluntary code of conduct in relation to executive remuneration consulting in the UK.
PwC was paid £125,000 (excluding VAT) in fees for their advice to the Committee in 2021 relating to the Executive Directors (either exclusively or along with other employees within the Committee’s Terms of Reference). In addition to advising the Committee, PwC provided unrelated consulting advice to the Group in respect of strategic advice on business, regulation, operational models and cost, corporate taxation, technology, pensions and HR issues.
Throughout 2021, Willis Towers Watson (WTW) provided the Committee with market data on compensation as context when considering incentive levels and remuneration packages. WTW were paid £85,000 (excluding VAT) in fees for their services. In addition to the services provided to the Committee, WTW also provides pensions and benefits advice and insurance brokerage services to Barclays Group, and pensions advice and administration services to a number of the Group's pension funds.
In the course of its deliberations, the Committee also considers the views of the Group Chairman, the Group Chief Executive, the Group Human Resources Director and the Group Reward and Performance Director. The Group Finance Director and the Group Chief Risk Officer provide regular updates on Group and business financial performance and risk profiles, respectively. The Head of Corporate Communications attended when requested to advise on reward communications and disclosures. The Group General Counsel and Company Secretary advised on legal and governance-related matters.
No Barclays employee or Director participates in discussions with, or decisions of, the Committee relating to his or her own remuneration. No other advisers provided services to the Committee in the year.
Committee effectiveness in 2021
The 2021 Committee effectiveness review was externally facilitated, as required by the Code. The review is an important part of the way Barclays monitors and improves Committee performance and effectiveness, maximising strengths and highlighting areas for further development.
The Board appointed Christopher Saul Associates (CSA) to facilitate the review. As part of its review, CSA conducted one-on-one interviews with each member of the Committee and the Group Human Resources Director. CSA also observed the November 2021 Committee meeting.
Feedback from the review confirms that the Committee is operating effectively, with constructive engagement with management and appropriate challenge observed in meetings, coupled with balanced contributions from Committee members during meetings. Feedback also highlights that the Committee is able to make important decisions at pace. In addition, feedback noted that consideration was still being given to adding an additional member to the Committee in light of Crawford Gillies having stepped down in February 2021.
Committee activity in 2021
The following provides a summary of the Committee’s activity during 2021 and at the January and February 2022 meetings at which 2021 remuneration decisions were finalised. The Committee is also provided with updates at each scheduled meeting on: operation of the Committee’s Control Framework on hiring, retention and termination, headcount and employee attrition, and extant LTIP performance.

		January 2021	February 2021	June 2021	November 2021	December 2021	January 2022	February 2022
Overall remuneration	Finance and Risk updates	▪	▪	▪	▪	▪	▪	▪
	Incentive funding proposals including risk adjustments	▪	▪		▪	▪	▪	▪
	2020 Remuneration Report		▪
	Group Fixed Pay budgets		▪		▪	▪	▪	▪
	Wider workforce considerations	▪	▪	▪	▪	▪	▪	▪
	Incentive funding approach			▪
	Barclays’ Fair Pay agenda and Report		▪	▪	▪	▪	▪	▪
	2021 Remuneration Report					▪	▪	▪
Executive Directors’ and senior executives’ remuneration	Executive Directors’ and senior executives’ bonus outcomes	▪	▪			▪	▪	▪
	Annual bonus and LTIP performance measures and target calibration	▪	▪			▪	▪
Governance	Regulatory and stakeholder matters	▪	▪	▪	▪	▪	▪	▪
	Discussion with independent adviser		▪	▪	▪	▪	▪	▪
	Remuneration Review Panel update		▪	▪	▪	▪	▪
	Review of Committee effectiveness		▪				▪
There were two additional Committee meetings, one each in April and October 2021, the first to consider remuneration for a number of senior positions and the second to consider the remuneration aspects related to the Group Chief Executive succession.

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	91

Our people and culture
We want to recruit, retain and engage the talented people that Barclays needs to succeed, providing an environment that enables them to build their careers and achievements.
A culture of
togetherness
Our colleagues are critical to our success. We know that the past two years have been challenging for a lot of our people, in different ways, impacting both our personal and professional lives. We are proud of the way colleagues responded to these challenges, and for the way they have continued to support our customers and clients around the world. We have learnt a lot about ourselves over this period, and we have invested in supporting people in a number of ways. In particular, our focus has been on culture, mindset, wellbeing and development. As ever, our approach is informed by the latest thinking in behavioural and data science, and our ability to track effectiveness and progress over time.
Measuring
where we are
Colleague engagement
82%
2020: 83%
Females at Managing Director and Director level
28%
2020: 26%
“I would recommend Barclays as a good place to work”
83%
2020: 87%
“I believe that my team and I do a good job of role modelling Values every day”
92%
2020: 94%
“I believe my team and I do a good job of role modelling our Mindset every day”
September 2021:
89%
April 2021: 88%
The Barclays Mindset
At the beginning of the COVID-19 pandemic, we observed a number of improvements in the way people were working at Barclays. We reflected on how we could capture these positive developments for the long term and responded this year by launching the Barclays Mindset.
Our Mindset acts as an operating manual for how to get things done at Barclays. It focuses on three key elements that are core to our success – Empower, Challenge and Drive. Our research shows that when we demonstrate behaviours aligned to these three elements, outcomes are better, colleagues are more engaged and they are more likely to stay longer to build their career at Barclays.
We have worked hard to encourage this new way of thinking across our organisation, including in the way we hire people, manage performance and recognise success. We have established a global network of over 330 Mindset Champions, working to support its rollout and communicate with colleagues. We have also developed a Mindset Dashboard to measure impact and to help leaders identify where we need to do more to embed this way of thinking.
Initial findings suggest our Mindset resonates with colleagues, with 83% telling us they believe it is the right Mindset to drive success at Barclays, and 89% of colleagues saying they believe their teams do a good job of role modelling our Mindset every day.
Hiring great people
We are focused on hiring people with the skills and capabilities to support our strategy. At the heart of our hiring approach is a focus on strengthening our relationships with local talent pools in the areas within which we are hiring, including reaching out to local communities and upskilling local students. For example, our partnerships with universities in Glasgow have been important in developing a robust pipeline of apprentices and graduates at the global campus we officially opened there this year. Our other global campuses in Whippany and Pune leverage similar local hiring arrangements.

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	92

Our people and culture continued
The COVID-19 pandemic has required us to adapt to changes in hiring demands and volumes. This has been particularly important in customer-facing areas where we know it is critical that we are providing support to our customers. We have also taken steps to enhance our candidate assessment processes, including factoring in the new Barclays Mindset so we can ensure we're attracting and hiring candidates with the capability to Empower, Challenge and Drive.
People with different perspectives and life experiences make our organisation stronger, so we are committed to attracting, developing and retaining a workforce that is as diverse and inclusive as possible. We are an equal opportunities employer and give full and fair consideration to all populations based on their competencies, strengths and potential. You can find more information in our Diversity and Inclusion Report at home.barclays/annualreport.
We retain an emphasis on hiring from within. This year, we filled 39% of vacancies internally and added a further 851 graduates to our internal pipeline of future leaders. We also continue to invest in our flagship career development programmes, including our AFTER programme to support those who have been in the armed forces. After a period of in-depth research, we launched new global programmes this year, managing 2,039 graduates, interns and apprentices.
Our Glasgow campus
Our Glasgow campus is a 500,000 square foot site on the banks of the river Clyde. This is a brownfield area transformed into a new city centre park and is the first Barclays campus to implement a zero waste strategy.
The campus will house Technology, Operations, and Functions teams – bringing new high-value roles to the city. Barclays has grown its workforce in Glasgow by over 90% in the last four years and is on track to have around 5,000 employees on campus by 2023.
One of the top priorities while developing the site was to create a world class accessible workspace. We wanted to create a welcoming, inclusive environment for people with physical, cognitive and sensory disabilities, incorporating design for neurodiversity and including people on the autism spectrum. The project team commissioned accessible design specialists, Motionspot, and embarked upon a two-year partnership with Scottish Autism to ensure they met this crucial objective.
As the world of work transforms in the wake of the pandemic, the Glasgow campus will enable a hybrid approach to office working, striking the right balance between collaboration and flexibility.
Beyond the highly-skilled new roles being created within Barclays, the campus is rooted in the local community and economy, with a focus on using local suppliers and contractors wherever possible.
This is the latest step in Barclays’ global location strategy which is focused on bringing teams closer together to drive innovation and collaboration.
Developing people for the future
At Barclays, we believe that everyone has the potential to continuously grow. We are committed to cultivating a culture of lifelong learning and our development proposition is designed to support colleagues at every stage of their career.
A wide range of development opportunities are available to help colleagues build their careers, delivered through our digital learning platform, Learning Lab.
This year we launched a new partnership with LinkedIn Learning, providing extensive digital development to all colleagues globally. We also have a number of corporate memberships with industry experts, allowing our colleagues to remain up to date with the latest developments and trends. In line with our professional qualification guidance, Barclays encourages colleagues to study for degree programmes and professional qualifications that benefit the business and support their development.
We are also committed to cultivating leadership skills among colleagues, whether they are in a leadership role or not. The Barclays Leadership Framework provides a guide to support colleagues with their own leadership development, and applies across all levels – from new line managers to our Group Executive Committee. We also continue to operate three flagship leadership development programmes: our Enterprise Leaders Summit, our Strategic Leaders Programme and Aspire.
We measure the success of our development offering through our colleague surveys, Your View and Here to Listen, tracking the progression of participants from our leadership development programmes, as well as tracking our levels of retention, and internal mobility. These measures feed into our training and development approach, enabling us to focus action on the right areas for our workforce.
Notes
a     With the appointment of Robert Berry (effective 8 February 2022), the percentage of females on the BPLC Board of Directors decreased to 31%. You can read more about gender diversity on the Board in the report of the Board Nominations Committee on page 15.

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	93

Our people and culture continued
Highlights
Graduate hires
851
2020: 961
Average training days per annum per employee (payroll)
2
2020: 1.7
Average training hours per annum per employee (payroll)
15
2020: 13
Voluntary employee turnover
11%
2020: 6%
Employee turnover
14%
2020: 9%
We promote a culture of continuous feedback, encouraging all colleagues to have regular performance conversations with their line manager throughout the year. This happens in addition to the annual performance review process that applies to all permanent employees. In these conversations, both ‘what’ has been achieved as well as ‘how’ it has been achieved are reviewed. This ensures our colleagues are able to keep broadening their skills, emphasising their personal development and working in a way that reflects our Values and Mindset.
We also want to help colleagues balance their work life with their personal commitments, supporting career development opportunities at each life stage. We offer enhanced maternity, paternity, adoption and shared parental entitlements in all our major jurisdictions.
NOTE:
Under the Companies Act 2006 (the 'Companies Act'), Barclays is required to report on the gender breakdown of our employees, ‘senior managers’, and the Board of Barclays PLC's Directors. The Group’s global workforce was 88,565 (48,453 male, 40,058 female, 54 unavailable), with 434 senior managers (342 male, 92 female), and the Board of Barclays PLC had 12 directors (8 male, 4 female) as at 31 December 2021. This is on a headcount basis, including colleagues on long-term leave. Unavailable refers to colleagues who do not record their gender in our systems. The ‘male’ and ‘female’ gender splits disclosed in this paragraph are based on Companies Act disclosure requirements and numbers are taken from our employee records which are maintained pursuant to applicable rules and regulations on employee record keeping. For further information on the Group’s approach to building a more inclusive company, including a broader range of gender data and characteristics please see our voluntary disclosures included in our Diversity & Inclusion report, published on our website at home.barclays/annualreport. ‘Senior managers’ is defined by the Companies Act, and is different to both our Senior Managers under the FCA and PRA Senior Managers regime, and our Director and Managing Director corporate grades. It includes Barclays PLC Group Executive Committee members, their direct reports and directors on the boards of undertakings of the Group, but excludes Directors on the Board of Barclays PLC. Where such persons hold multiple directorships across the Group they are only counted once. The definition of 'senior managers' within this disclosure has a narrower scope than the Managing Director and Director female representation data provided.
Building a supportive and inclusive culture
Building a supportive and inclusive culture is not only the right thing to do, but also what is best for our business. It creates a sense of belonging and enables colleagues to perform to their highest capability.
We focus on six areas of diversity and inclusion: disability, gender, LGBT+, multicultural, multigenerational and socioeconomic inclusion. We have Employee Resource Groups in place across each of these areas to provide support and advice, create development opportunities and raise awareness of issues and challenges. Membership of our Employee Resource Groups is at an all-time high, with over 25,000 colleagues now involved in one or more. Their insight and experiences help influence our people policies and inform the commitments and actions we take as an organisation to give our people the support they need to succeed.
We strive to embed a culture of inclusion through our allyship initiatives, encouraging colleagues to become allies and to focus on understanding and eliminating barriers faced by underrepresented groups. We provide a toolkit for these colleagues to help them take conscious, positive steps to make everyone feel that they belong. In our Your View survey, 79% of colleagues told us they believe we are all in this together at Barclays, while 82% say they believe leaders are committed to building a diverse workforce.
We remain committed to improving the diversity of our leaders and to closing pay gaps at Barclays. We aim for diverse promotion assessors and panels, helping us to ensure the widest available pool of talent is considered for promotion. We actively provide development opportunities for leaders of the future such as ex-officio roles and places on our development programmes. As of the end of 2021, 28% of our global Managing Directors and Directors were female, and 30% of our UK Managing Directors and Directors were female.

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	94

Our people and culture continued
Digital Unleashed
Digital Unleashed is Barclays flagship digital and technology speaker series, open to every colleague in the bank. It is delivered virtually and in partnership with a network of internal and external industry thought leaders, and is sponsored by our global senior leadership. The event is designed to empower colleagues to build their digital skills and to help drive a culture of innovation. In 2021, the event combined 11 live sessions, with a range of podcasts and curated online learning resources, delivering a fully rounded learning experience for colleagues. Over 2,000 colleagues attended one or more of the live events, with more watching mobile enabled replays and accessing content through our digital learning platform, Learning Lab.
We closely track the ever-changing composition of our people through online dashboards that make sure our senior leaders understand the diverse makeup and needs of the organisation they lead. Our Inclusion Index, launched in 2020, continues to allow us to measure colleagues’ experience of how inclusive the Barclays culture is and gives us a benchmark for monitoring progress year on year. Our overall Inclusion Index score for 2021 is 79%, up from 76% last year. 88% of colleagues say they feel included in their team.
Through our Race at Work Action Plan, we are working to close the gaps in the UK and US where some ethnicities are significantly underrepresented at Barclays. We are focusing our efforts across four areas: increasing the number of underrepresented minority employees we hire; providing access to career and development opportunities; creating a culture of allyship across the organisation; and being transparent and measuring our outcomes, allowing us to see the impact our actions are having over time.
In the UK, we aim to increase the number of underrepresented minority employees by 25% by the end of 2025. This will take us to 5% overall. In the US, we aim to increase the number of underrepresented minority employees by 20% by the end of 2025. This will take us to 21% overall. In the UK and the US, we aim to at least double the number of Black employees at Managing Director and Director level by the end of 2022, which we are on track to meet.
This year, we continued to review the provision of Workplace Adjustments for colleagues with disabilities to further our strategy for a more globally consistent and supportive experience. We encourage managers to check in regularly with their teams and to emphasise the importance of safe working and appropriate workstation setup. As part of the UK Government Disability Confident scheme, we encourage applications from people with a disability, or a physical or mental health condition. We require managers to give full and fair consideration to those with a disability on the basis of strengths, potential and ability, both when hiring and managing. We also ensure opportunities for training, career development and promotion are available to all.
Mental health and wellbeing continues to be a major focus, with 88% of colleagues telling us their manager supports their efforts to maintain wellbeing. Through our Be Well programme, we continue to provide expert advice and guidance on the practical steps colleagues can take to look after their physical and mental health. In 2021, we focused on three key areas in particular: a continued commitment to make Barclays a ‘mental health confident’ organisation, further development of our supportive culture and a renewed emphasis on sustainable working.
This year, we launched a new Wellbeing Index, with a starting score of 84%, giving us a metric for measuring the wellbeing of colleagues and informing the Be Well programme. We are very pleased to see colleagues’ ability to balance their personal and work demands has improved from 78% in 2020 to 83% in 2021. In time, it will mean we can better understand the impact of particular activities on colleagues wellbeing and continue to evolve the Be Well programme offering.
We continue to promote our wellbeing offerings, including the global Be Well portal, with 43% of colleagues registered. Throughout the year, we executed leader-led campaigns to offer practical guidance on looking after physical and mental health, enhancing wellbeing and resilience and a continued focus on safe working. We also focused on stress manageability through ongoing campaigns, and the promotion of Health and Wellbeing workshops. We launched Developing our supportive culture e-learning with 89% completion. We were one of the first businesses to sign up to the Mental Health at Work Commitment and we continue to deploy Mental Health Awareness as required e-learning.
You can find more information in our Diversity & Inclusion Report available at home.barclays/annualreport

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	95

Our people and culture continued

Multi-generational split

Age of employees

%

Colleagues with an undeclared age (0.03% of our 2021 global population) have not been included in calculations

*0.2
20.4
38.5
23.8
14.2
2.9
2021
*0.3
21.8
38.5
22.9
13.7
2.8
2020
* <20
>=20 & <30
>=30 & <40
>=40 & <50
>=50 & <60
> 60 years

Beyond the pandemic
We continue to follow government guidance relating to COVID-19 in all the jurisdictions we operate in, taking a prudent and considered approach to return to office that prioritises the health, safety and wellbeing of colleagues.
Where possible, and in line with local government guidance, we have undertaken a programme to gradually increase the number of colleagues returning to working in the office at least some of the time.
Throughout the pandemic, we have kept our buildings operating safely for key workers by maintaining health and safety measures. In advance of colleagues returning, we risk-assessed all our buildings and provided training to colleagues on the safety measures that would be in place as they returned. We continue to evaluate and adjust these measures in accordance with government guidance and the latest epidemiology.
In the early stages of the pandemic, Barclays put in place a set of global principles to ensure we were doing as much as possible to support our colleagues. We have kept these principles in place and evolved them with the changing nature of the pandemic. The principles and provisions have helped colleagues cope with some of the personal challenges the pandemic has created, including offering additional paid leave to support self-quarantine, isolation, vaccination, sickness or care for dependants and advice made available to help support physical and mental health. Colleagues who have returned to on-site working did so on a voluntary basis and we have worked closely with any colleagues who have concerns about returning, to understand those concerns and support them.
We are also thinking carefully about the future of work at Barclays. We want to balance the best of the past with the best of what we have proved possible during the pandemic. We have adopted the principle that the optimal physical location for a role is largely determined by the nature and requirements of that role. At the same time, it is important to us that everyone at Barclays, no matter what their role, maintains a strong connection to their colleagues at a Barclays site.
In support of our approach to future ways of working, we have revised and relaunched our principles, process and guidance on Working Flexibly. At Barclays, we encourage colleagues to work flexibly to balance and integrate their work and other life commitments, enhance their wellbeing and effectiveness at work and feel included, irrespective of personal circumstances. We have expanded the opportunity for many colleagues to work in a hybrid pattern, spending part of their time working from a Barclays site and part of their time working from home. Over the course of the year, colleagues have begun to transition to this new, hybrid way of working. We are taking a test and learn approach, and ways of working will continue to iterate into 2022 as we focus on balancing the benefits of working on site with more flexible solutions.

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	96

Our people and culture continued
Listening to colleagues and keeping
them informed
We think colleague engagement should be a two-way exercise, with equal weight placed on listening to our people and on keeping them informed. We want to be able to consider our colleagues’ perspective when we make decisions, including at the most senior level.
Our Your View survey is the primary mechanism for how we track engagement and monitor our culture. In addition, this year we continued to run regular Here to Listen surveys, first launched in 2020, to make sure we're staying abreast of colleague feedback during the COVID-19 pandemic. Results from these regular surveys are shared directly with leadership, so action can be taken to continue to provide the appropriate support for colleagues.
The results from our surveys are also an important part of the conversations our Board and Executive Committee have about our culture and how we run Barclays. These survey results help our Board and Executive Committee take into account our colleagues' views in their decision-making. We update the Board and its relevant sub-committees throughout the year and in addition, our leaders engage regularly with colleagues to hear what they think, visiting branches, trading floors and offices as well as hosting virtual forums. Direct engagement, a comprehensive reporting approach and dedicated time at Board meetings, enables the Board to determine that our workforce engagement approach is effective. We make sure we are keeping everyone up to date on the strategy, performance and progress of the organisation, through a combination of leader-led engagement, digital and print communication, blogs, vlogs and podcasts.
Our people are also encouraged to seek the views of colleagues with different perspectives and experiences via a series of monthly events and podcasts called Courageous Conversations that provides a platform for meaningful conversations on diversity, equity and inclusion topics.
We engage with our people collectively through a strong and effective partnership with Unite, as well as the Barclays Group European Forum, representing colleagues within the European Union, and other colleague forums. We regularly brief our union partners on the strategy and progress of the business, seeking their input on ways in which we can improve the colleague experience of working for Barclays. The collective bargaining coverage of Unite in the UK represents 84% of our UK workforce and 48% of our global workforce. We consult in detail with colleague representatives on major change programmes affecting our people. We do this to help us minimise compulsory job losses, including through voluntary redundancy and redeployment, with a focus on reskilling.
We maintain an engagement approach that is in line with the UK’s Financial Reporting Council (FRC) governance recommendations. This extends to those who work for us indirectly as well, such as contractors. As of 2021, the Barclays Third Party Supplier Code of Conduct states that all third parties with greater than 250 employees must demonstrate through annual reporting that effective workforce engagement mechanisms are in place to provide channels for the workforce to share ideas and concerns with senior management and the board.
Our policies
Our people policies are designed to recruit the best people, provide equal opportunities and create an inclusive culture, in line with our Values and in support of our long-term success. They also reflect relevant employment law, including the provisions of the Universal Declaration of Human Rights and International Labour Organisation (ILO) Declaration on the Fundamental Principles and Rights at Work.
We expect our people to treat each other with dignity and respect, and do not tolerate discrimination, bullying, harassment or victimisation on any grounds.
We are committed to paying our people fairly and appropriately relative to their role, skills, experience and performance – in a way that balances the needs of all our stakeholders. That means our remuneration policies reward sustainable performance that is in line with our Purpose and Values, as well as our risk expectations.
You can find more information in our Fair Pay Report at home.barclays/annualreport
We encourage our people to benefit from Barclays’ performance by enrolling in our share ownership plans, further strengthening their commitment to the organisation.
You can find out more information in the Directors’ Remuneration Report in this Report.

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	97

Risk review
The management of risk is a critical underpinning to the execution of Barclays’ strategy. The material risks and uncertainties the Group faces across its business and portfolios are key areas of management focus.

		Annual Report	Pillar 3 Report
Risk management strategy	■Enterprise Risk Management Framework (ERMF)	100	150
Overview of Barclays’ approach to risk management. A detailed overview together with more specific information on policies that the Group determines to be of particular significance in the current operating environment can be found in the Barclays PLC Pillar 3 Report 2021 or at barclays.com	■Segregation of duties – the ‘Three Lines of Defence’ model	100	150
	■Principal risks	101	151
	■Risk appetite for the principal risks	101	151
	■Risk committees	101	152
	■Frameworks, policies and standards	n/a	153
	■Assurance	n/a	153
	■Effectiveness of risk management arrangements	n/a	153
	■Learning from our mistakes	n/a	154
	■Barclays’ risk culture	101	154
	■Group-wide risk management tools	n/a	154
	■Risk management in the setting of strategy	n/a	158
Material existing and emerging risks	■Material existing and emerging risks potentially impacting more than one principal risk	102	n/a
Insight into the level of risk across our business and portfolios, the material existing and emerging risks and uncertainties we face and the key areas of management focus.	■Climate risk	106	n/a
	■Credit risk	107	n/a
	■Market risk	108	n/a
	■Treasury and capital risk	108	n/a
	■Operational risk	109	n/a
	■Model risk	111	n/a
	■Conduct risk	112	n/a
	■Reputation risk	112	n/a
	■Legal risk and legal, competition and regulatory matters	113	n/a
Principal risk management	■Climate risk management	114	n/a
Barclays’ approach to risk management for each principal risk with focus on organisation and structure and roles and responsibilities.	■Credit risk management	116	159
	■Management of credit risk mitigation techniques and counterparty credit risk	n/a	177
	■Market risk management	117	180
	■Management of securitisation exposures	n/a	189
	■Treasury and capital risk management	118	193
	■Operational risk management	119	201
	■Model risk management	120	205
	■Conduct risk management	121	208
	■Reputation risk management	121	210
	■Legal risk management	121	212
Risk performance	■Credit risk overview and summary of performance	123	n/a
Credit risk: The risk of loss to the Group from the failure of clients, customers or counterparties, including sovereigns, to fully honour their obligations to the Group, including the whole and timely payment of principal, interest, collateral and other receivables.	■Maximum exposure and effects of netting, collateral and risk transfer	123	n/a
	■Expected Credit Losses	126	n/a
	■Movements in gross exposure and impairment allowance including provisions for loan commitments and financial guarantees	130	n/a
	■Management adjustments to models for impairment	135	n/a
	■Measurement uncertainty and sensitivity analysis	137	n/a
	■Analysis of the concentration of credit risk	146	n/a
	■The Group’s approach to management and representation of credit quality	148	n/a
	■Analysis of specific portfolios and asset types	152	n/a
	■Forbearance	155	n/a
	■Analysis of debt securities	157	n/a
	■Analysis of derivatives	158	n/a

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	98

		Annual Report	Pillar 3 Report
Market risk: The risk of loss arising from potential adverse changes in the value of the Group’s assets and liabilities from fluctuation in market variables including, but not limited to, interest rates, foreign exchange, equity prices, commodity prices, credit spreads, implied volatilities and asset correlations.	■Market risk overview and summary of performance	159	125
	■Balance sheet view of trading and banking books	n/a	126
	■Review of management measures	159	127
	■Review of regulatory measures	n/a	128
Treasury and capital risk – Liquidity: The risk that the Group is unable to meet its contractual or contingent obligations or that it does not have the appropriate amount, tenor and composition of funding and liquidity to support its assets.	■Liquidity risk overview and summary of performance	161	n/a
	■Liquidity risk stress testing	163	n/a
	■Liquidity pool	165	n/a
	■Funding structure and funding relationships	166	n/a
	■Contractual maturity of financial assets and liabilities	169	n/a
	■Asset encumbrance	n/a	221
Treasury and capital risk – Capital: The risk that the Group has an insufficient level or composition of capital to support its normal business activities and to meet its regulatory capital requirements under normal operating environments and stressed conditions (both actual and as defined for internal planning or regulatory testing purposes). This also includes the risk from the Group’s pension plans.	■Capital risk overview and summary of performance	173	n/a
	■Regulatory minimum capital and leverage requirements	173	8
	■Analysis of capital resources	174	17
	■Analysis of risk-weighted assets	176	25
	■Analysis of leverage ratio and exposures	177	30
	■Minimum requirement for own funds and eligible liabilities	178	n/a
	■Foreign exchange risk	179	41
	■Pension risk review	180	42
Treasury and capital risk – Interest rate risk in the banking book: The risk that the Group is exposed to capital or income volatility because of a mismatch between the interest rate exposures of its (non-traded) assets and liabilities.	■Interest rate risk in the banking book overview and summary of performance	182	43
	■Net interest income sensitivity	182	43
	■Analysis of equity sensitivity	183	44
	■Volatility of the fair value through other comprehensive income (FVOCI) portfolio in the liquidity pool	183	44
Operational risk: The risk of loss to the Group from inadequate or failed processes or systems, human factors or due to external events (for example, fraud) where the root cause is not due to credit or market risks.	■Operational risk overview and summary of performance	184	145
	■Operational risk profile	184	147
Model risk: The potential for adverse consequences from decisions based on incorrect or misused model outputs and reports.	■Model risk overview and summary of performance	186	n/a
Conduct risk: The risk of poor outcomes for, or harm to, customers, clients and markets, arising from the delivery of the Group’s products and services.	■Conduct risk overview and summary of performance	186	n/a
Reputation risk: The risk that an action, transaction, investment, event, decision, or business relationship will reduce trust in the Group’s integrity and/or competence.	■Reputation risk overview and summary of performance	186	n/a
Legal risk: The risk of loss or imposition of penalties, damages or fines from the failure of the Group to meet its legal obligations, including regulatory or contractual requirements.	■Legal risk overview and summary of performance	186	n/a
Supervision and regulation	■Supervision of the Group	187	n/a
The Group’s operations, including its overseas offices, subsidiaries and associates, are subject to a significant body of rules and regulations.	■Global regulatory developments	187	n/a
	■Financial regulatory framework	188	n/a
Pillar 3 Report	■Notes on basis of preparation	n/a	5
Contains extensive information on risk as well as capital management.	■Scope of application of Basel rules	n/a	6
Risk and capital position review: Provides a detailed breakdown of Barclays’ regulatory capital adequacy and how this relates to Barclays’ risk management.	■Group capital resources, requirements, leverage and liquidity	n/a	15
	■Analysis of credit risk	n/a	46
	■Analysis of counterparty credit risk	n/a	109
	■Analysis of market risk	n/a	125
	■Analysis of securitisation exposures	n/a	132
	■Analysis of operational risk	n/a	145

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	99

Risk review
Risk management
Barclays’ risk management strategy
This section introduces the Group’s approach to managing and identifying risks, and for fostering a strong risk culture.
Enterprise Risk Management Framework (ERMF)
The ERMF outlines the highest level principles for risk management by setting out standards, objectives and key responsibilities of different groups of employees of the Group.
It is then approved by the Barclays PLC Board on recommendation of the Group Board Risk Committee and the Group Chief Risk Officer.
The ERMF sets out:
▪principal risks faced by the Group which guides the organisation of the risk management function
▪risk appetite requirements. This helps define the level of risk we are willing to undertake in our business
▪Risk Management and Segregation of duties: The ERMF defines a Three Lines of Defence model
▪Roles and responsibilities for key risk management and governance structure: The accountabilities of the Group CEO, Group CRO and other senior managers, as well as overview of Barclays PLC committees.
The ERMF is complemented by frameworks, policies and standards which are mainly aligned to individual principal risks:
▪frameworks cover the management processes for a collection of related activities and define the associated policies used to govern them
▪policies set out principles, control objectives and other core requirements for the activities of the Group. Policies describe ‘what’ must be done
▪standards set out the key control requirements that describe 'how' the requirements set out in the policy are met.
Segregation of duties –
the ‘Three Lines of Defence’ model
The ERMF sets out a clear lines of defence model. All colleagues are responsible for understanding and managing risks within the context of their individual roles and responsibilities, as set out below.
▪The First line comprises all employees engaged in the revenue-generating and client-facing areas of the Group and all associated support functions, including Finance, Operations, Treasury, and Human Resources. The first line is responsible for identifying and managing the risks in which they are engaged in, developing a control framework, and escalating risk events to Risk and Compliance.
▪The Second line is comprised of the Risk and Compliance functions. The role of the second line is to establish the limits, rules and constraints, policies and standards under which first line activities shall be performed, consistent with the risk appetite of the Group, and to monitor the performance of the first line against these limits, rules and constraints. Controls for first line activities, especially those related to operational risk, will ordinarily be established by the control officers operating within the control framework of the firm. These will remain subject to supervision by the second line.
▪The Third line of defence is Internal Audit, who are responsible for providing independent assurance over the effectiveness of governance, risk management and control over current, systemic and evolving risks.
▪The Legal function provides support to all areas of the bank and is not formally part of any of the three lines, however, it is subject to second line oversight with respect to operational and conduct risks.

Board
Committees
Barclays PLC Board
Barclays PLC
Board Risk
Committee
Barclays PLC
Board Audit
Committee
Barclays PLC
Board
Remuneration
Committee
Management
Level
Committees/
Forums
Barclays Group
ExCo
Group Risk Committee
Group
Remuneration
Review Panel
Business Level
Committees/
Forums
Barclays Group Product/
Risk Type Committees

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	100

Risk review
Risk management continued
Principal risks
The ERMF identifies nine principal risks namely: credit risk, market risk, treasury and capital risk, climate risk, operational risk, model risk, conduct risk, reputation risk and legal risk. Note that climate risk was added in January 2022; see page 114 for more information.
Each of the principal risks is overseen by an accountable executive within the Group who is responsible for the framework, policies and standards that set out associated responsibilities and expectations and detail the related requirements around risk management. In addition, certain risks span across more than one principal risk .
Risk appetite
Risk appetite is defined as the level of risk which the Group is prepared to accept in the conduct of their activities. It provides a basis for ongoing dialogue between management and Board with respect to the Group’s current and evolving risk profile, allowing strategic and financial decisions to be made on an informed basis.
Risk appetite is approved by the Barclays PLC Board in aggregate and disseminated across legal entities and businesses, supported by limits to enable and control specific exposures and activities that have material concentration risk implications.
Risk committees
Barclays product/risk type committees consider risk matters relevant to their business, and escalate as required to the Group Risk Committee (GRC), whose Chairman, in turn, escalates to the Barclays PLC Board Committees and the Barclays PLC Board.
In addition to setting the risk appetite of the Group, the Board is responsible for approving the ERMF, and reviewing all reputation risk matters. It receives regular information on the risk profile of the Group, and has ultimate responsibility for risk appetite and capital plans.
Further, there are two Board-level committees which oversee the application of the ERMF and implementation of key aspects, the Barclays PLC Board Risk Committee (BRC) and the Barclays PLC Board Audit Committee (BAC). Additionally, the Barclays PLC Board Remuneration Committee oversee pay practices focusing on aligning pay to sustainable performance.
•The Barclays PLC Board Risk Committee (BRC): the BRC monitors the Group’s risk profile against the agreed appetite. Where actual performance differs from expectations, the actions taken by management are reviewed to ascertain that the BRC is comfortable with them. The BRC also reviews certain key risk methodologies, the effectiveness of risk management, and the Group’s risk profile, including the material issues affecting each business portfolio and forward risk trends. The committee also commissions in-depth analysis of significant risk topics, which are presented by the Group CRO or senior risk managers.
•The Barclays PLC Board Audit Committee (BAC): the BAC receives regular reports on the effectiveness of internal control systems, quarterly reports on material control issues of significance, quarterly papers on accounting judgements (including impairment), and a quarterly review of the adequacy of impairment allowances, relative to the risk inherent in the portfolios, the business environment, and Barclays policies and methodologies.
•The Barclays PLC Board Remuneration Committee (RemCo): the RemCo receives proposals on ex-ante and ex-post risk adjustments to variable remuneration based on risk management performance including events, issues and the wider risk profile. These inputs are considered in the setting of performance incentives.
The terms of reference and additional details on membership and activities for each of the principal Board committees are available from the corporate governance section of the Barclays website at: home.barclays/who-we-are/our-governance/board-committees/
The GRC is the most senior executive body responsible for reviewing and monitoring the risk profile of the Group. This includes coverage of all principal risks, and any other material risks, to which the Group is exposed. The GRC reviews and recommends the proposed risk appetite and relative limits to the BRC. The committee covers all business units and legal entities of the Group and incorporates specific coverage of Barclays Bank Group.
Barclays’ risk culture
Risk culture can be defined as the norms, attitudes and behaviours related to risk awareness, risk taking and risk management. This is reflected in how the Group identifies, escalates and manages risk matters.
Barclays is committed to maintaining a robust risk culture in which:
•management expect, model and reward the right behaviours from a risk and control perspective
•colleagues identify, manage and escalate risk and control matters, and meet their responsibilities around risk management.
The Group CEO works with the Executive Management to embed a strong risk culture within the firm, with particular regard to the identification, escalation and management of risk matters, in accordance with the ERMF. Specifically, all employees regardless of their positions, functions or locations must play their part in the Group’s risk management. Employees are required to be familiar with risk management policies which are relevant to their responsibilities, know how to escalate actual or potential risk issues, and have a role-appropriate level of awareness of the risk management process as defined by the ERMF.
Our Code of Conduct – the Barclays Way
Globally, all colleagues must attest to the ‘Barclays Way’, our Code of Conduct, and comply with all frameworks, policies and standards applicable to their roles. The Code of Conduct outlines the Purpose, Values and Mindset which govern our ‘Barclays Way’ of working across our business globally. It constitutes a reference point covering all aspects of colleagues’ working relationships, and provides guidance on working with other Barclays employees, customers and clients, governments and regulators, business partners, suppliers, competitors and the broader community.

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	101

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
Material existing and emerging risks potentially impacting more than one principal risk
i) Risks relating to the impact of COVID-19
The COVID-19 pandemic has had, and continues to have, a material impact on businesses around the world and the economic environments in which they operate. Additionally, the impacts of the economic downturn resulting from the COVID-19 pandemic and post-recovery environment, from a commercial, regulatory and risk perspective could be significantly different to past crises and persist for a prolonged period. As a result, there are a number of factors associated with the COVID-19 pandemic and its impact on global economies that have had and could continue to have a material adverse effect on the profitability, capital and liquidity of the Group.
The COVID-19 pandemic has caused disruption to the Group’s customers, suppliers and staff globally. Most jurisdictions in which the Group operates, implemented severe restrictions on the movement of their respective populations, with a resultant significant impact on economic activity in those jurisdictions. While a number of restrictions have been eased with the roll-out of COVID-19 vaccination programmes, others still remain in place and future developments are highly uncertain. In some jurisdictions, restrictions that had been previously lifted were re-imposed in response to a resurgence in cases. These decisions are being taken by the governments of individual jurisdictions (including through the implementation of emergency powers) and impacts (including any subsequent lifting, extension or reimposition of restrictions) may vary from jurisdiction to jurisdiction and/or within jurisdictions. It remains unclear how the COVID-19 pandemic will evolve through 2022 (including whether there will be further waves of the COVID-19 pandemic, whether COVID-19 vaccines continue to prove effective, whether further new strains of COVID-19 will emerge and whether, and in what manner, additional restrictions will be imposed and/or existing restrictions extended) and the Group continues to monitor the situation closely.
However, despite the COVID-19 contingency plans established by the Group, the ability to conduct business may be adversely affected by disruptions to infrastructure and supply chains, business processes and technology services, resulting from the unavailability of staff due to illness or the failure of third parties to supply services. This may cause significant customer detriment, costs to reimburse losses incurred by the Group’s customers, potential litigation costs (including regulatory fines, penalties and other sanctions), and reputational damage.
In many of the jurisdictions in which the Group operates, schemes were initiated by central banks, national governments and regulators to provide financial support to parts of the economy most impacted by the COVID-19 pandemic. The rapid introduction and varying nature of these support schemes, as well as customer expectations, required the Group to implement large-scale changes in a short period of time, leading to an increase in certain risks faced by the Group, including operational risk, conduct risk, reputation risk and fraud risk. These risks are likely to be heightened further as and when those government and other support schemes expire, are withdrawn or are no longer supported. Furthermore, the impact from participating in government and central bank-supported loan and other financing schemes may be exacerbated if the Group is required by any government or regulator to offer forbearance or additional financial relief to borrowers or if the Group is unable to rely on guarantees provided by governments in connection with financial support schemes.
As these schemes and other financial support schemes provided by national governments (such as job retention and furlough schemes, payment deferrals and mass lending schemes) expire, are withdrawn or are no longer supported, there is a risk that economic growth and employment may be negatively impacted which may, in turn, impact the Group’s results of operations and profitability. In addition, the Group may experience a higher volume of defaults and delinquencies in certain portfolios which may negatively impact the Group’s RWAs, level of impairment and, in turn, capital position, and may initiate collection and enforcement actions to recover defaulted debts. The inception of large-scale collections and recovery programmes (including the use of third party debt collection agents) may also create significant risk if (because of the complexity, speed and scale of these programmes) defaulting borrowers are harmed by the Group’s conduct, which may also give rise to civil legal proceedings, including class actions, regulatory censure, potentially significant fines and other sanctions, and reputational damage. Other legal disputes may also arise between the Group and defaulting borrowers relating to matters such as breaches or enforcement of legal rights or obligations arising under loan and other credit agreements. Adverse findings in any such matters may result in the Group’s rights not being enforced as intended.
Changes in macroeconomic variables such as gross domestic product (GDP) and unemployment have a significant impact on the modelling of expected credit losses (ECLs) by the Group. As a result, the Group experienced higher ECLs in 2020 compared to prior periods though this trend was reversed in 2021 as economic conditions partially recovered. The economic environment remains uncertain and future impairment charges may be subject to further volatility (including from changes to macroeconomic variable forecasts) depending on the longevity of the COVID-19 pandemic and related containment measures and the continued efficacy of any COVID-19 vaccines, as well as the longer- term effectiveness of central bank, government and other support measures. For further details on macroeconomic variables used in the calculation of ECLs, refer to the credit risk performance section. In addition, ECLs may be adversely impacted by increased levels of default for single name exposures in certain sectors directly impacted by the COVID-19 pandemic (such as the retail, airline, and hospitality and leisure sectors).
Furthermore, the Group relies on models to support a broad range of business and risk management activities, including informing business decisions and strategies, measuring and limiting risk, valuing exposures (including the calculation of impairment), conducting stress testing and assessing capital adequacy. Models are, by their nature, imperfect and incomplete representations of reality because they rely on assumptions and inputs, and so they may be subject to errors affecting the accuracy of their outputs and/or misused. This may be exacerbated when dealing with unprecedented scenarios, such as the COVID-19 pandemic, due to the lack of reliable historical reference points and data. For further details on model risk, refer to ‘vi) Model risk’ below.
There can be no assurance that economic activity will return to pre-pandemic levels and, accordingly, there could be further adverse impacts on the Group’s income and profitability caused by lower lending and transaction volumes due to volatility or weakness in the capital markets. Furthermore, in order to support lending activity to promote economic growth, governments and/or regulators may limit management’s flexibility in managing its business, require the deployment of capital in particular business lines or otherwise restrict or limit capital distributions and capital allocation.

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	102

Risk review
Material existing and emerging risks continued
Any and all such events mentioned above could have a material adverse effect on the Group’s business, results of operations, financial condition, prospects, liquidity, capital position and credit ratings (including potential credit rating agency changes of outlooks or ratings), as well as on the Group’s customers, employees and suppliers.
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
Geopolitical events may lead to further financial instability and affect economic growth. In particular:
•Global GDP growth recovered in 2021 from the severe contraction in 2020 as a result of the COVID-19 pandemic. While government support packages, accommodative monetary policy and the lifting of certain restrictions on movement bolstered economic growth and confidence in 2021, the global outlook remains highly uncertain, especially regarding: (a) ongoing concerns about how the COVID-19 pandemic may develop; (b) the disruptive impact of the COVID-19 pandemic on supply chains; and (c) how long inflationary pressures will persist and whether central banks will succeed in normalising monetary policy. These factors could adversely affect economic growth, affect specific industries or countries or affect the Group’s employees and business operations in affected countries. Refer to 'i) Risks relating to the impact of COVID-19' above for further details.
•In the UK, the UK Government's subsidised job retention and furlough schemes, which were implemented as a response to the COVID-19 pandemic, came to an end on 30 September 2021. Prior to the end of the job retention and furlough schemes, the UK labour market performed more favourably than initially predicted at the start of the COVID-19 pandemic, with low unemployment rates and the number of employees on UK company payrolls surpassing pre-pandemic levels. However, the end of the job retention and furlough schemes, exacerbated by further uncertainty arising from the impact of new strains of COVID-19 (including the Omicron variant), may cause upward pressure on unemployment which may result in higher impairment charges.
•Recent increases in inflation have been partly driven by a rebalancing of supply and demand, following the relaxation of restrictions on movement that were imposed during the COVID-19 pandemic. Monetary policy remains highly accommodative, increasing the risk that more abrupt government action will be necessary later if inflation does not prove transitory. A prolonged period of rising inflation may develop into slow or stagnant economic growth if combined with slowing economic expansion and elevated unemployment. Inflation may be further driven by supply chain disruptions and labour shortages, the imposition of further restrictions on movement due to the failure to contain the spread of COVID-19 and structural changes in the UK economy after the UK's exit from the European Union.
•A significant proportion of the Group’s portfolio is located in the US, including a major credit card portfolio and a range of corporate and investment banking exposures. The possibility of significant continued changes in US policy in certain sectors (including trade, healthcare and commodities) may have an impact on the Group’s associated portfolios. Stress in the US economy, weakening GDP and the associated exchange rate fluctuations, heightened trade tensions (such as between the US and China), an unexpected rise in unemployment and/or an increase in interest rates could lead to increased levels of impairment, which may have a material adverse effect on the Group's results of operations and profitability.
•An escalation in geopolitical tensions or increased use of protectionist measures may have a material adverse effect on the Group’s business in the affected regions.
•In China the pace of credit growth remains a concern, given the high level of leverage and despite government and regulatory action. A stronger than expected slowdown could result if authorities fail to manage growth appropriately during the transition from manufacturing towards services and the end of the investment and credit-led boom. Deterioration in emerging markets could have a material adverse effect on the Group's results of operations if contagion results in higher impairment charges via sovereign or counterparty defaults.
•Trading disruption between the EU and the UK may have a significant impact on economic activity in the EU and the UK which, in turn, could have a material adverse effect on the Group’s business, results of operations, financial condition and prospects. Unstable economic conditions could result in (among other things):
–a recession in the UK and/or one or more member states of the EEA in which it operates, with lower growth, higher unemployment and falling property prices, which could lead to increased impairments in relation to a number of the Group’s portfolios (including, but not limited to, its UK mortgage portfolio, unsecured lending portfolio (including credit cards) and commercial real estate exposures)
–increased market volatility (in particular in currencies and interest rates), which could impact the Group’s trading book positions and affect the underlying value of assets in the banking book and securities held by the Group for liquidity purposes
–a credit rating downgrade for one or more members of the Group (either directly or indirectly as a result of a downgrade in the UK sovereign credit ratings), which could significantly increase the Group’s cost of and/or reduce its access to funding, widen credit spreads and materially adversely affect the Group’s interest margins and liquidity position and/or
–a widening of credit spreads more generally or reduced investor appetite for the Group’s debt securities, which could negatively impact the Group’s cost of and/or access to funding.

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	103

Risk review
Material existing and emerging risks continued
iii) The impact of interest rate changes on the Group’s profitability
Changes to interest rates are significant for the Group, especially given the uncertainty as to the direction of interest rates and the pace at which they may change, particularly in the Group’s main markets of the UK and the US.
A period of low interest rates and flat yield curves, including any rate cuts and/or negative interest rates, may affect and put pressure on the Group’s net interest margins (the difference between its lending income and borrowing costs) and could adversely affect the profitability and prospects of the Group.
Interest rate rises could positively impact the Group’s profitability as retail and corporate business income increases due to margin decompression. However, further increases in interest rates, if larger or more frequent than expected, could lead to generally weaker than expected growth, reduced business confidence and higher unemployment. This, combined with the impact interest rate rises may have on the affordability of loan arrangements for borrowers, could cause stress in the lending portfolio and underwriting activity of the Group with resultant higher credit losses driving an increased impairment charge which would most notably impact retail unsecured portfolios and wholesale non-investment grade lending and could have a material effect on the Group’s business, results of operations, financial condition and prospects.
In addition, changes in interest rates could have an adverse impact on the value of the securities held in the Group’s liquid asset portfolio. Consequently, this could create more volatility than expected through the Group’s Fair Value through Other Comprehensive Income (FVOCI) reserve.
iv) Competition in the banking and financial services industry
The Group operates in a highly competitive environment (in particular, in the UK and US) in which it must evolve and adapt to the significant changes as a result of financial regulatory reform, technological advances, increased public scrutiny and prevailing economic conditions. The Group expects that competition in the financial services industry will continue to be intense and may have a material adverse effect on the Group’s future business, results of operations, financial condition and prospects.
New competitors in the financial services industry continue to emerge. Technological advances and the growth of ecommerce have made it possible for non- banks to offer products and services that traditionally were banking products such as electronic securities trading, payments processing and online automated algorithmic-based investment advice. Furthermore, payments processing and other services could be significantly disrupted by technologies, such as blockchain (used in cryptocurrency systems) and 'buy now pay later' lending, both of which are currently subject to lower levels of regulatory oversight. Furthermore, the introduction of Central Bank Digital Currencies could potentially have significant impacts on the banking system and the role of commercial banks within it by disrupting the current provision of banking products and services. It could allow new competitors, some previously hindered by banking regulation (such as FinTechs), to provide customers with access to banking facilities and increase disintermediation of banking services.
New technologies have required and could require the Group to spend more to modify or adapt its products or make additional capital investments in its businesses to attract and retain clients and customers or to match products and services offered by its competitors, including technology companies.
Ongoing or increased competition and/or disintermediation of banking services may put pressure on the pricing for the Group’s products and services, which could reduce the Group’s revenues and profitability, or may cause the Group to lose market share, particularly with respect to traditional banking products such as deposits, bank accounts and mortgage lending. This competition may be on the basis of quality and variety of products and services offered, transaction execution, innovation, reputation and price. The failure of any of the Group’s businesses to meet the expectations of clients and customers, whether due to general market conditions, underperformance, a decision not to offer a particular product or service, changes in client and customer expectations or other factors, could affect the Group’s ability to attract or retain clients and customers. Any such impact could, in turn, reduce the Group’s revenues.
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
There are several significant pieces of legislation and areas of focus which will require considerable management attention, cost and resource, including:
•Changes in prudential requirements may impact minimum requirements for own funds and eligible liabilities (MREL) (including requirements for internal MREL), leverage, liquidity or funding requirements, applicable buffers and/or add-ons to such minimum requirements and risk weighted assets calculation methodologies all as may be set by international, EU or national authorities. This includes the upcoming implementation of the remaining Basel III reforms, as well as the expected incorporation of risks associated with climate change into the prudential framework and increased scrutiny of firms’ governance and risk management frameworks (including in respect of climate change and Environmental, Social and Governance ( ESG ) risks). Such or similar changes to prudential requirements or additional supervisory and prudential expectations, as well as requirements imposed by the Group's regulators under the resolution framework, either individually or in aggregate, may result in, among other things, a need for further management actions to meet the changed requirements, such as:
–increasing capital, MREL or liquidity resources, reducing leverage and risk weighted assets
–modifying the terms of outstanding capital instruments
– modifying legal entity structure (including with regard to issuance and deployment of capital, MREL and funding)
–changing the Group’s business mix or exiting other businesses and/or
–undertaking other actions to strengthen the Group’s position or resolvability.
•The derivatives market has been the subject of particular focus for regulators in recent years across the G20 countries and beyond, with regulations introduced which require the on-venue trading and clearing of standardised over the counter (OTC) derivatives and the mandatory margining of non-cleared OTC derivatives. These regulations may increase costs for market participants, as well as reduce liquidity in the derivatives markets, in particular, if there are areas of overlapping or conflicting regulation. More broadly, changes to the regulatory framework could entail significant costs for market participants and may have a significant impact on certain markets in which the Group operates.

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	104

Risk review
Material existing and emerging risks continued
•The Group and certain of its members are subject to supervisory stress testing exercises in a number of jurisdictions. These exercises currently include the programmes of the Bank of England, the European Banking Authority (EBA) and the Federal Reserve Board (FRB). Failure to meet the requirements of regulatory stress tests, or the failure by regulators to approve the stress test results and capital plans of the Group, could result in the Group or certain of its members being required to enhance their capital position, limit capital distributions or position additional capital in specific subsidiaries.
•As a result of the on-shoring of EU legislation in the UK, UK-based entities within the Group are currently subject to substantially the same rules and regulations as prior to the UK’s withdrawal from the EU. It is the UK’s intention to recast on-shored EU legislation as part of UK legislation and PRA and FCA rules, which could result in changes to regulatory requirements in the UK. If the regulatory regimes for EU and UK financial services change further, the provision of cross-border banking and investment services across the Group may become more complex and costly which could have a material adverse effect on the Group’s business and results of operations and could result in the Group modifying its legal entity, capital and funding structures and business mix, exiting certain business activities altogether or not expanding in areas despite otherwise attractive potential returns. This may also be exacerbated if Barclays Bank Ireland PLC expands further and, as a result of its growth and importance to the Group and the EEA banking system as a whole, Barclays Bank Ireland PLC is made subject to higher capital requirements or restrictions are imposed by regulators, on capital allocation and capital distributions by Barclays Bank Ireland PLC.
For further details on the regulatory supervision of, and regulations applicable to, the Group, refer to the Supervision and regulation section.
vi) Impact of benchmark interest rate reforms on the Group
Global regulators and central banks in the UK, US and EU have been driving international efforts to reform key benchmark interest rates and indices, such as the London Interbank Offered Rate (LIBOR), which are used to determine the amounts payable under a wide range of transactions and make them more reliable and robust. These benchmark reforms have resulted in significant changes to the methodology and operation of certain benchmarks and indices, the adoption of alternative risk-free reference rates (RFRs), the discontinuation of certain reference rates (including LIBOR), and the introduction of implementing legislation and regulations. Specifically, regulators in the UK, US and EU directed that certain non-US dollar LIBOR tenors would cease at the end of 2021. Furthermore, certain US dollar LIBOR tenors are to cease by the end of June 2023, and restrictions have been imposed on new use of US dollar LIBOR. Notwithstanding these developments, given the unpredictable consequences of benchmark reform, any of these developments could have an adverse impact on market participants, including the Group, in respect of any financial instruments linked to, or referencing, any of these benchmark interest rates. Uncertainty associated with such potential changes, including the availability and/or suitability of alternative RFRs, the participation of customers and third party market participants in the transition process, challenges with respect to required documentation changes, and impact of legislation to deal with certain legacy contracts that cannot convert into or add fall-back RFRs before cessation of the benchmark they reference, may adversely affect a broad range of transactions (including any securities, loans and derivatives which use LIBOR or any other affected benchmark to determine the interest payable which are included in the Group’s financial assets and liabilities) that use these reference rates and indices, and present a number of risks for the Group, including but not limited to:
•Conduct risk: in undertaking actions to transition away from using certain reference rates (such as LIBOR) to new alternative RFRs, the Group faces conduct risks. These may lead to customer complaints, regulatory sanctions or reputational impact if the Group is considered to be (among other things): (i) undertaking market activities that are manipulative or create a false or misleading impression; (ii) misusing sensitive information or not identifying or appropriately managing or mitigating conflicts of interest; (iii) providing customers with inadequate advice, misleading information, unsuitable products or unacceptable service; (iv) not taking a consistent approach to remediation for customers in similar circumstances; (v) unduly delaying the communication and migration activities in relation to client exposure, leaving them insufficient time to prepare; or (vi) colluding or inappropriately sharing information with competitors.
•Litigation risk: members of the Group may face legal proceedings, regulatory investigations and/or other actions or proceedings regarding (among other things): (i) the conduct risks identified above, (ii) the interpretation and enforceability of provisions in LIBOR-based contracts, and (iii) the Group’s preparation and readiness for the replacement of LIBOR with alternative RFRs.
•Financial risk: the valuation of certain of the Group’s financial assets and liabilities may change. Moreover, transitioning to alternative RFRs may impact the ability of members of the Group to calculate and model amounts receivable by them on certain financial assets and determine the amounts payable on certain financial liabilities (such as debt securities issued by them) because certain alternative RFRs (such as the Sterling Overnight Index Average (SONIA) and the Secured Overnight Financing Rate (SOFR)) are look-back rates whereas term rates (such as LIBOR) allow borrowers to calculate at the start of any interest period exactly how much is payable at the end of such interest period. This may have a material adverse effect on the Group’s cash flows.
•Pricing risk: changes to existing reference rates and indices, discontinuation of any reference rate or indices and transition to alternative RFRs may impact the pricing mechanisms used by the Group on certain transactions.
•Operational risk: changes to existing reference rates and indices, discontinuation of any reference rate or index and transition to alternative RFRs may require changes to the Group’s IT systems, trade reporting infrastructure, operational processes, and controls. In addition, if any reference rate or index (such as LIBOR) is no longer available to calculate amounts payable, the Group may incur additional expenses in amending documentation for new and existing transactions and/or effecting the transition from the original reference rate or index to a new reference rate or index.
•Accounting risk: an inability to apply hedge accounting in accordance with IAS 39 could lead to increased volatility in the Group’s financial results and performance.
Any of these factors may have a material adverse effect on the Group’s business, results of operations, financial condition, prospects and reputation.
For further details on the impacts of benchmark interest rate reforms on the Group, refer to Note 41.

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	105

Risk review
Material existing and emerging risks continued
vii) Change delivery and execution risks
The Group will need to adapt and/or transform the way it conducts business in response to changing customer behaviour and needs, technological developments, regulatory expectations, increased competition and cost management initiatives. Accordingly, effective management of transformation projects is required to successfully deliver the Group's strategic priorities, involving delivering both on externally driven programmes, as well as key business initiatives to deliver revenue growth, product enhancement and operational efficiency outcomes. The magnitude, complexity and, at times, concurrent demands of the projects required to meet these priorities can result in heightened execution risk.
The ability to execute the Group’s strategy may be limited by operational capacity and the increasing complexity of the regulatory environment in which the Group operates. In addition, whilst the Group continues to pursue cost management initiatives, they may not be as effective as expected and cost saving targets may not be met.
The failure to successfully deliver or achieve any of the expected benefits of these strategic initiatives and/or the failure to meet customer and stakeholder expectations could have a material adverse effect on the Group’s business, results of operations, financial condition, customer outcomes, prospects and reputation.
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
The ability of Barclays PLC’s subsidiaries to pay dividends and interest and Barclays PLC’s ability to receive such distributions from its investments in its subsidiaries and other entities will be subject not only to the financial performance of such subsidiaries and entities and prevailing macroeconomic conditions but also to applicable local laws, capital regulations (including internal MREL requirements) and other restrictions (including restrictions imposed by governments and/or regulators, which limit management’s flexibility in managing the business and taking action in relation to capital distributions and capital allocation). These laws and restrictions could limit the payment of dividends and distributions to Barclays PLC by its subsidiaries and any other entities in which it holds an investment from time to time, which could restrict Barclays PLC’s ability to meet its obligations and/or to pay dividends to ordinary shareholders.
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
The SRR consists of five stabilisation options: (i) private sector transfer of all or part of the business or shares of the relevant entity; (ii) transfer of all or part of the business of the relevant entity to a ‘bridge bank’ established by the Bank of England; (iii) transfer to an asset management vehicle wholly or partly owned by HM Treasury or the Bank of England; (iv) the cancellation, transfer or dilution of the relevant entities’ equity (including Barclays PLC’s ordinary share capital) and write-down or conversion of the relevant entity’s capital instruments and liabilities (the bail-in tool); and (v) temporary public ownership (i.e. nationalisation).
In addition, the relevant UK resolution authority may, in certain circumstances, in accordance with the Banking Act require the permanent write-down or conversion into equity of any outstanding Tier 1 capital instruments, Tier 2 capital instruments and internal MREL prior to, or together with, the exercise of any stabilisation option. Any such action could result in the dilution of Barclays PLC’s ordinary share capital, restrict Barclays PLC’s ability to meet its obligations and/or to pay dividends to ordinary shareholders.
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
In addition, any safeguards within the Banking Act (such as the ‘no creditor worse off’ principle) may not result in compensation to shareholders that is equivalent to the full losses incurred by them in the resolution and there can be no assurance that shareholders would recover such compensation promptly.
Material existing and emerging risks impacting individual principal risks
i) Climate risk
The risks associated with climate change are subject to rapidly increasing societal, regulatory and political focus, both in the UK and internationally. Embedding climate risk into the Group’s risk framework in line with regulatory expectations and requirements, and adapting the Group’s operations and strategy to address the financial risks resulting from both: (i) the physical risk of climate change; and (ii) the risk from the transition to a low-carbon economy, could have a significant impact on the Group’s business, results of operations, financial condition and prospects, the Group's customers and clients and the creditworthiness of the Group's counterparties.
Physical risks from climate change arise from a number of factors and relate to specific weather events and longer-term shifts in the climate. The nature and timing of extreme weather events are uncertain but they are increasing in frequency and their impact on the economy is predicted to be more acute in the future.
The potential impact on the economy includes, but is not limited to, lower GDP growth, higher unemployment and significant changes in asset prices and profitability of industries. Damage to properties and operations of borrowers could impair asset values and the creditworthiness of customers leading to increased default rates, delinquencies, write-offs and impairment charges in the Group’s portfolios. In addition, the Group’s premises and resilience may also suffer physical damage due to weather events leading to increased costs for the Group.
As the economy transitions to a low-carbon economy, financial institutions such as the Group may face significant and rapid developments in stakeholder expectations, policy, law and regulation which could impact the lending activities the Group undertakes, as well as the risks associated with its lending portfolios, and the value of the Group’s financial assets. As sentiment towards climate change shifts and societal preferences change, the Group may face greater scrutiny of the type of business it conducts, adverse media coverage and reputational damage, which may in turn impact customer demand for the Group’s products, returns on certain business activities and the value of certain assets and trading positions resulting in impairment charges.

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	106

Risk review
Material existing and emerging risks continued
In addition, the impacts of physical and transition climate risks can lead to second order connected risks, which have the potential to affect the Group’s retail and wholesale portfolios. The impacts of climate change may increase losses for those sectors sensitive to the effects of physical and transition risks. For example, the Group’s UK mortgage and agriculture portfolios are particularly exposed to both the physical and transition risks of climate change. The mortgage portfolio is affected by the risks of flooding, subsidence and energy efficiency performance requirements, all of which may impact property valuations, whilst the agriculture portfolio is exposed to flooding and drought, as well as the potential for legislative changes and changes in consumer behaviour. Furthermore, any subsequent increase in defaults and rising unemployment could create recessionary pressures, which may lead to wider deterioration in the creditworthiness of the Group’s clients, higher ECLs, and increased charge-offs and defaults among retail customers.
With effect from 1 January 2022, climate risk became one of the principal risks within the Group’s Enterprise Risk Management Framework. Failure to adequately embed risks associated with climate change into its risk framework to appropriately measure, manage and disclose the various financial and operational risks it faces as a result of climate change or failure to adapt the Group's strategy and business model to the changing regulatory requirements and market expectations on a timely basis, may have a material and adverse impact on the Group’s level of business growth, competitiveness, profitability, capital requirements, cost of funding, and financial condition.
In March 2020, the Group announced its ambition to become a net zero bank by 2050 and its commitment to align all of its financing activities with the goals and timelines of the Paris Agreement. In order to reach these ambitions and targets or any other climate-related ambitions or targets the Group may commit to in future, the Group will need to incorporate climate considerations into its strategy, business model, the products and services it provides to customers and its financial and non-financial risk management processes (including processes to measure and manage the various financial and non-financial risks the Group faces as a result of climate change). The Group also needs to ensure that its strategy and business model adapt to changing national and international standards, industry and scientific practices, regulatory requirements and market expectations regarding climate change, which remain under continuous development and are subject to different interpretations. There can be no assurance that these standards, practices, requirements and expectations will not be interpreted differently than what was the Group’s understanding when defining its climate-related ambitions and targets, or change in a manner that substantially increases the cost or effort for the Group to achieve such ambitions and targets. In addition, the Group’s ambitions and targets may prove to be considerably more difficult or even impossible to achieve under such changing circumstances. This may be exacerbated if the Group chooses or is required to accelerate its climate-related ambitions or targets as a result of (among other things) UK or international regulatory developments or stakeholder expectations. Achieving the Group’s climate-related ambitions and targets will also depend on a number of factors outside the Group’s control, including (among other things) availability of data to measure and assess the climate impact of the Group’s customers, advancements of low-carbon technologies and supportive public policies in the markets where the Group operates. If these external factors and other changes do not occur, or do not occur on a timely basis, the Group may fail to achieve its climate-related ambitions and targets and this could have a material adverse effect on the Group’s business, results of operations, financial condition, prospects and reputation.
For further details on the Group’s approach to climate change, refer to the climate change risk management section.
ii) Credit risk
Credit risk is the risk of loss to the Group from the failure of clients, customers or counterparties, including sovereigns, to fully honour their obligations to members of the Group, including the whole and timely payment of principal, interest, collateral and other receivables.
a) Impairment
Impairment is calculated in line with the requirements of IFRS9 which results in recognition of loss allowances, based on ECLs, on a forward-looking basis using a broad scope of financial instruments. Measurement involves complex judgement and impairment charges are potentially volatile, particularly under stressed conditions, which could have a material adverse effect on the Group's business, results of operations, financial condition and prospects.
For further details, refer to Note 7.
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
•UK retail, hospitality and leisure: softening demand, rising costs and a structural shift to online shopping, which have been exacerbated due to restrictions imposed during the COVID-19 pandemic and changes in consumer behaviour, continue to pressurise the UK High Street and other sectors heavily reliant on consumer discretionary spending. As these sectors continue to reposition themselves, the trend represents a potential risk in the Group’s UK corporate portfolio as a higher probability of default exists for retailers, hospitality providers and their landlords while this transition takes place.
•Consumer affordability: this has remained a key area of focus, particularly in unsecured lending. Macroeconomic factors, such as unemployment, higher interest rates or broader inflationary pressures, that impact a customer’s ability to service debt payments could lead to increased arrears in both unsecured and secured products.
•UK real estate market: UK property represents a significant portion of the overall Group retail and corporate credit exposure. In 2021, property prices rose, particularly in the residential property market where customers took advantage of temporary changes in stamp duty rates or sought more space as home working became more prevalent during the COVID-19 pandemic. However, there can be no assurance that house price growth will continue in 2022. House price growth and fewer new high loan-to-value (LTV) mortgages in 2020 and the beginning of 2021 have diluted the Group’s high LTV stock to very low levels but there is potential for house prices to fall, especially in London and the South East of the UK where the Group has a high exposure. In addition, small segments of the housing market could be subject to specific valuation impacts (for example, certain properties within the Group's residential loan portfolio may be subject to remediation activities relating to fire safety standards). The Group’s corporate exposure is vulnerable to the impacts of the ongoing COVID-19 stress, with particular weakness in retail property as a result of reduced rent collections and residential development constrained by supply chain issues. The Group remains at risk of increased impairment from a material fall in property prices.

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	107

Risk review
Material existing and emerging risks continued
•Leverage finance underwriting: the Group takes on sub-investment grade underwriting exposure, including single name risk, particularly in the US and Europe. The Group is exposed to credit events and market volatility during the underwriting period. Any adverse events during this period may potentially result in loss for the Group, or an increased capital requirement should there be a need to hold the exposure for an extended period.
•Oil & Gas sector: the Group’s corporate credit exposure includes companies whose performance is dependent on the oil and gas sector. Whilst market prices have recovered in 2021, a sustained period of lower energy prices in recent years has led to the erosion of balance sheet strength, particularly for higher cost producers and those businesses which supply goods and services to the oil and gas sector. In the longer term, costs associated with the transition towards renewable sources of energy may place greater financial demands on companies that the Group has exposure to globally. These factors could have a material adverse effect on the Group’s business, results of operations, financial condition and prospects through increased impairment charges.
•Air travel: the COVID-19 pandemic has caused a significant reduction in demand for air travel as both the willingness and ability to travel have reduced, impacting revenues of the Group’s clients and their ability to service their debt obligations. While the situation is expected to improve as travel restrictions are eased, changes in consumer behaviour both due to COVID-19 and climate change create uncertainty for the sector. Furthermore, the possibility of further global and regional pandemics pose additional risks for the sector.
The Group also has large individual exposures to single name counterparties, both in its lending activities and in its financial services and trading activities, including transactions in derivatives and transactions with brokers, central clearing houses, dealers, other banks, mutual and hedge funds and other institutional clients. The default of such counterparties could have a significant impact on the carrying value of these assets. In addition, where such counterparty risk has been mitigated by taking collateral, credit risk may remain high if the collateral held cannot be monetised, or has to be liquidated at prices which are insufficient to recover the full amount of the loan or derivative exposure. Any such defaults could have a material adverse effect on the Group’s results due to, for example, increased credit losses and higher impairment charges.
For further details on the Group’s approach to credit risk, refer to the credit risk management and credit risk performance sections.
iii) Market risk
Market risk is the risk of loss arising from potential adverse changes in the value of the Group’s assets and liabilities from fluctuation in market variables including, but not limited to, interest rates, foreign exchange, equity prices, commodity prices, credit spreads, implied volatilities and asset correlations.
Economic and financial market uncertainties remain elevated, as the path of the COVID-19 pandemic is inherently difficult to predict. Further waves of the COVID-19 pandemic, a disruptive adjustment to monetary policy normalisation, intensifying social unrest that weighs on market sentiment, and deteriorating trade and geopolitical tensions are some of the factors that could heighten market risks for the Group’s portfolios.
In addition, the Group’s trading business is generally exposed to a prolonged period of elevated asset price volatility, particularly if it adversely affects market liquidity. Such a scenario could impact the Group’s ability to execute client trades and may also result in lower client flow-driven income and/or market-based losses on its existing portfolio of market risks. These can include higher hedging costs from rebalancing risks that need to be managed dynamically as market levels and their associated volatilities change.
It is difficult to predict changes in market conditions, and such changes could have a material adverse effect on the Group’s business, results of operations, financial condition and prospects.
For further details on the Group’s approach to market risk, refer to the market risk management and market risk performance sections.
iv) Treasury and capital risk
There are three primary types of treasury and capital risk faced by the Group:
a) Liquidity risk
Liquidity risk is the risk that the Group is unable to meet its contractual or contingent obligations or that it does not have the appropriate amount, tenor and composition of funding and liquidity to support its assets. This could cause the Group to fail to meet internal and/or regulatory liquidity requirements, make repayments as they fall due or be unable to support day-to-day banking activities. Key liquidity risks that the Group faces include:
•Stability of the Group’s deposit funding profile: deposits which are payable on demand or at short notice could be affected by the Group failing to preserve the current level of customer and investor confidence.
•Ongoing access to wholesale funding: the Group regularly accesses the money and capital markets to provide short-term and long-term unsecured and secured funding to support its operations. A loss of counterparty confidence, or adverse market conditions could lead to a reduction in the tenor, or an increase in the costs, of the Group’s unsecured and secured wholesale funding.
•Impacts of market volatility: adverse market conditions, with increased volatility in asset prices can negatively impact the Group’s liquidity position through increased derivative margin requirements and/or wider haircuts when monetising liquidity pool securities, and make it more difficult to execute secured financing transactions.
•Intraday liquidity usage: increased collateral requirements at payments and securities settlement systems could negatively impact the Group’s liquidity position, as cash and liquid assets required for intraday purposes are unavailable to meet other outflows.
•Off-balance sheet commitments: deterioration in economic and market conditions could cause customers to draw on off-balance sheet commitments provided to them, for example revolving credit facilities, negatively affecting the Group’s liquidity position.
•Credit rating changes and the impact on funding costs: any reductions in a credit rating (in particular, any downgrade below investment grade) may affect the Group’s access to the money or capital markets and/or terms on which the Group is able to obtain market funding (for example, this could lead to increased costs of funding and wider credit spreads, the triggering of additional collateral or other requirements in derivative contracts and other secured funding arrangements, or limits on the range of counterparties who are willing to enter into transactions with the Group).

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	108

Risk review
Material existing and emerging risks continued
b) Capital risk
Capital risk is the risk that the Group has an insufficient level or composition of capital to support its normal business activities and to meet its regulatory capital requirements under normal operating environments and stressed conditions (both actual and as defined for internal planning or regulatory stress testing purposes). This also includes the risk from the Group’s pension plans. Key capital risks that the Group faces include:
•Failure to meet prudential capital requirements: this could lead to the Group being unable to support some or all of its business activities, a failure to pass regulatory stress tests, increased cost of funding due to deterioration in investor appetite or credit ratings, restrictions on distributions including the ability to meet dividend targets, and/or the need to take additional measures to strengthen the Group’s capital or leverage position.
•Adverse changes in FX rates impacting capital ratios: the Group has capital resources, risk weighted assets and leverage exposures denominated in foreign currencies. Changes in foreign currency exchange rates may adversely impact the sterling equivalent value of these items. As a result, the Group’s regulatory capital ratios are sensitive to foreign currency movements. Failure to appropriately manage the Group’s balance sheet to take account of foreign currency movements could result in an adverse impact on the Group’s regulatory capital and leverage ratios.
•Adverse movements in the pension fund: adverse movements in pension assets and liabilities for defined benefit pension schemes could result in deficits on a technical provision and/or IAS 19 accounting basis. This could lead to the Group making substantial additional contributions to its pension plans and/or a deterioration in its capital position. Under IAS 19, the liabilities discount rate is derived from the yields of high-quality corporate bonds. Therefore, the valuation of the Group’s defined benefits schemes would be adversely affected by a prolonged fall in the discount rate due to a persistent low interest rate and/or credit spread environment. Inflation is another significant risk driver to the pension fund as the liabilities are adversely impacted by an increase in long-term inflation expectations.
c) Interest rate risk in the banking book
Interest rate risk in the banking book is the risk that the Group is exposed to capital or income volatility because of a mismatch between the interest rate exposures of its (non-traded) assets and liabilities. The Group’s hedging programmes for interest rate risk in the banking book rely on behavioural assumptions and, as a result, the effectiveness of the hedging strategy cannot be guaranteed. A potential mismatch in the balance or duration of the hedging assumptions could lead to earnings deterioration. A decline in interest rates in sterling, US dollars or euros may also compress net interest margin on retail and corporate portfolios. In addition, the Group’s liquid asset portfolio is exposed to potential capital and/or income volatility due to movements in market rates and prices which may have a material adverse effect on the capital position of the Group.
For further details on the Group’s approach to treasury and capital risk, refer to the treasury and capital risk management and treasury and capital risk performance sections.
v) Operational risk
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
b) Cyberattacks
Cyberattacks continue to be a global threat that is inherent across all industries, with the number and severity of attacks continuing to rise. The financial sector remains a primary target for cybercriminals, hostile nation states, opportunists and hacktivists. The Group, like other financial institutions, experiences numerous attempts to compromise its cybersecurity.
The Group dedicates significant resources to reducing cybersecurity risks, but it cannot provide absolute security against cyberattacks. Malicious actors are increasingly sophisticated in their methods, seeking to steal money, gain unauthorised access to, destroy or manipulate data, and disrupt operations, and some of their attacks may not be recognised until launched, such as zero-day attacks that are launched before patches and defences can be readied. Cyberattacks can originate from a wide variety of sources and target the Group in numerous ways, including attacks on networks, systems, or devices used by the Group or parties such as service providers and other suppliers, counterparties, employees, contractors, customers or clients, presenting the Group with a vast and complex defence perimeter. Moreover, the Group does not have direct control over the cybersecurity of the systems of its clients, customers, counterparties and third party service providers and suppliers, limiting the Group’s ability to effectively defend against certain threats. Some of the Group’s third party service providers and suppliers have experienced successful attempts to compromise their cybersecurity. These included ransomware attacks that disrupted the service providers’ or suppliers’ operations and, in some cases, had a limited impact on the Group’s operations. Such cyberattacks are likely to continue.
A failure in the Group’s adherence to its cybersecurity policies, procedures or controls, employee malfeasance, and human, governance or technological error could also compromise the Group’s ability to successfully defend against cyberattacks. Furthermore, certain legacy technologies that are at or approaching end-of-life may not be able to maintain acceptable levels of security. The Group has experienced cybersecurity incidents and near-misses in the past, and it is inevitable that additional incidents will occur in the future. Cybersecurity risks will continue to increase, due to factors such as the increasing demand across the industry and customer expectations for continued expansion of services delivered over the internet; increasing reliance on internet-based products, applications and data storage; and changes in ways of working by the Group’s employees, contractors, and third party service providers and suppliers and their subcontractors as a potentially long-term consequence of the COVID-19 pandemic. Bad actors have taken advantage of remote working practices and modified customer behaviours that have taken hold during the COVID-19 pandemic, exploiting the situation in novel ways that may elude defences.

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	109

Risk review
Material existing and emerging risks continued
Common types of cyberattacks include deployment of malware to obtain covert access to systems and data; ransomware attacks that render systems and data unavailable through encryption; denial of service and distributed denial of service (DDoS) attacks; infiltration via business email compromise; social engineering, including phishing, vishing and smishing; automated attacks using botnets; and credential validation or stuffing attacks using login and password pairs from unrelated breaches. A successful cyberattack of any type has the potential to cause serious harm to the Group or its clients and customers, including exposure to potential contractual liability, litigation, regulatory or other government action, loss of existing or potential customers, damage to the Group’s brand and reputation, and other financial loss. The impact of a successful cyberattack is also likely to include operational consequences (such as unavailability of services, networks, systems, devices or data), remediation of which could come at significant cost.
Regulators worldwide continue to recognise cybersecurity as an increasing systemic risk to the financial sector and have highlighted the need for financial institutions to improve their monitoring and control of, and resilience to cyberattacks. A successful cyberattack may, therefore, result in significant regulatory fines for the Group.
For further details on the Group’s approach to cyberattacks, refer to the operational risk performance section. For further details on cyber security regulation applicable to the Group, refer to the Supervision and regulation section.
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
d) External fraud
The nature of fraud is wide-ranging and continues to evolve, as criminals continually seek opportunities to target the Group’s business activities and exploit changes to customer behaviour and product and channel use (such as the increased use of digital products and enhanced online services) or exploit new products. Fraud attacks can be very sophisticated and are often orchestrated by highly organised crime groups who use ever more sophisticated techniques to target customers and clients directly to obtain confidential or personal information that can be used to commit fraud. The UK market has also seen significant growth in ‘scams’ where the Group takes increased levels of liability as part of a voluntary code to provide additional safeguards to customers and clients who are tricked into making payments to fraudsters. The impact from fraud can lead to customer detriment, financial losses (including the reimbursement of losses incurred by customers), loss of business, missed business opportunities and reputational damage, all of which could have a material adverse impact on the Group’s business, results of operations, financial condition and prospects.
e) Data management and information protection
The Group holds and processes large volumes of data, including personal information, intellectual property, and financial data and the Group’s businesses are subject to complex and evolving laws and regulations governing the privacy and protection of personal information of individuals. The protected parties can include: (i) the Group’s clients and customers, and prospective clients and customers; (ii) clients and customers of the Group’s clients and customers; (iii) employees and prospective employees; and (iv) employees of the Group’s suppliers, counterparties and other external parties. The international nature of both the Group’s business and its IT infrastructure also means that personal information may be available in countries other than those from where it originated. Accordingly, the Group needs to ensure that its collection, use, transfer and storage of personal information complies with all applicable laws and regulations in all relevant jurisdictions (including as such new and existing regulations continue to be implemented, interpreted and applied), which could: (i) increase the Group’s compliance and operating costs, particularly in the context of ensuring that adequate data protection and data transfer mechanisms are in place; (ii) impact the development of new products or services, impact the offering of existing products or services, or affect how products and services are offered to clients and customers; (iii) demand significant oversight by the Group’s management; and (iv) require the Group to review some elements of the structure of its businesses, operations and systems in less efficient ways. Concerns regarding the effectiveness of the Group’s measures to safeguard personal information, or even the perception that those measures are inadequate, could expose the Group to the risk of loss or unavailability of data or data integrity issues and/or cause the Group to lose existing or potential clients and customers, and thereby reduce the Group’s revenues. Furthermore, any failure or perceived failure by the Group to comply with applicable privacy or data protection laws and regulations (and the evolving standards imposed by data protection authorities in connection therewith) may subject it to potential contractual liability, litigation, regulatory or other government investigation or action (including significant regulatory fines) and require changes to certain operations or practices which could also inhibit the Group’s development or marketing of certain products or services, or increase the costs of offering them to customers. Any of these events could damage the Group’s reputation, subject the Group to material fines or other monetary penalties, make the Group liable to the payment of compensatory damages, divert management's time and attention, lead to enhanced regulatory oversight and otherwise materially adversely affect its business, results of operations, financial condition and prospects.
For further details on data protection regulation applicable to the Group, refer to the supervision and regulation section.
f) Algorithmic trading
In some areas of the investment banking business, trading algorithms are used to price and risk manage client and principal transactions. An algorithmic error could result in erroneous or duplicated transactions, a system outage, or impact the Group’s pricing abilities, which could have a material adverse effect on the Group’s business, results of operations, financial condition, prospects and reputation.

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	110

Risk review
Material existing and emerging risks continued
g) Processing errors
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
Processing errors could result in the Group, among other things: (i) failing to provide information, services and liquidity to clients and counterparties in a timely manner; (ii) failing to settle and/or confirm transactions; (iii) causing funds transfers, capital markets trades and/or other transactions to be executed erroneously, illegally or with unintended consequences; and (iv) adversely affecting financial, trading or currency markets. Any of these events could materially disadvantage the Group’s customers, clients and counterparties (including them suffering financial loss) and/or result in a loss of confidence in the Group which, in turn, could have a material adverse effect on the Group’s business, results of operations, financial condition and prospects.
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
i) Estimates and judgements relating to critical accounting policies and regulatory disclosures
The preparation of financial statements requires the application of accounting policies and judgements to be made in accordance with IFRS. Regulatory returns and capital disclosures are prepared in accordance with the relevant capital reporting requirements and also require assumptions and estimates to be made. The key areas involving a higher degree of judgement or complexity, or areas where assumptions are significant to the consolidated and individual financial statements, include credit impairment provisions, taxes, fair value of financial instruments, goodwill and intangible assets, pensions and post-retirement benefits, and provisions including conduct and legal, competition and regulatory matters (refer to the notes to the audited financial statements for further details). There is a risk that if the judgement exercised, or the estimates or assumptions used, subsequently turn out to be incorrect, this could result in material losses to the Group, beyond what was anticipated or provided for. Further development of accounting standards and regulatory interpretations could also materially impact the Group’s results of operations, financial condition and prospects.
j) Tax risk
The Group is required to comply with the domestic and international tax laws and practice of all countries in which it has business operations. There is a risk that the Group could suffer losses due to additional tax charges, other financial costs or reputational damage as a result of failing to comply with such laws and practice, or by failing to manage its tax affairs in an appropriate manner, with much of this risk attributable to the international structure of the Group. In addition, increasing tax authority focus on reporting and disclosure requirements around the world and the digitisation of the administration of tax has potential to increase the Group’s tax compliance obligations further. For example, the OECD and G20 Inclusive Framework on Base Erosion and Profit Shifting has announced plans to introduce a global minimum tax from 2023 which, if enacted, will increase the Group’s tax compliance obligations. In addition, the proposed Build Back Better Act includes proposals to implement changes to US international tax provisions which may require systems and process changes if enacted. Any systems and process changes associated with these changes introduce additional operational risk.
k) Ability to hire and retain appropriately qualified employees
As a regulated financial institution, the Group requires diversified and specialist skilled colleagues. The Group’s ability to attract, develop and retain a diverse mix of talent is key to the delivery of its core business activity and strategy. This is impacted by a range of external and internal factors, such as potential effects on employee engagement and wellbeing from long-term periods of working remotely. Failure to attract or prevent the departure of appropriately qualified and skilled employees could have a material adverse effect on the Group’s business, results of operations, financial condition and prospects. Additionally, this may result in disruption to service which could in turn lead to disenfranchising certain customer groups, customer detriment and reputational damage.
For further details on the Group’s approach to operational risk, refer to the operational risk management and operational risk performance sections.
vi) Model risk
Model risk is the potential for adverse consequences from decisions based on incorrect or misused model outputs and reports. The Group relies on models to support a broad range of business and risk management activities, including informing business decisions and strategies, measuring and limiting risk, valuing exposures (including the calculation of impairment), conducting stress testing, assessing capital adequacy, supporting new business acceptance and risk and reward evaluation, managing client assets, and meeting reporting requirements.
Models are, by their nature, imperfect representations of reality and have some degree of uncertainty because they rely on assumptions and inputs, and so are subject to intrinsic uncertainty, errors and inappropriate use affecting the accuracy of their outputs. This may be exacerbated when dealing with unprecedented scenarios, such as the COVID-19 pandemic, due to the lack of reliable historical reference points and data. For instance, the quality of the data used in models across the Group has a material impact on the accuracy and completeness of its risk and financial metrics. Model uncertainty, errors and inappropriate use may result in (among other things) the Group making inappropriate business decisions and/or inaccuracies or errors in the Group’s risk management and regulatory reporting processes. This could result in significant financial loss, imposition of additional capital requirements, enhanced regulatory supervision and reputational damage, all of which could have a material adverse effect on the Group’s business, results of operations, financial condition and prospects.
For further details on the Group’s approach to model risk, refer to the model risk management and model risk performance sections.

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	111

Risk review
Material existing and emerging risks continued
vii) Conduct risk
Conduct risk is the risk of poor outcomes for, or harm to, customers, clients and markets, arising from the delivery of the Group's products and services. This risk could manifest itself in a variety of ways, including:
a) Market integrity
The Group’s businesses are exposed to risk from potential non-compliance with its policies and standards and instances of wilful and negligent misconduct by employees, all of which could result in potential customer and client detriment, enforcement action (including regulatory fines and/or sanctions), increased operation and compliance costs, redress or remediation or reputational damage which in turn could have a material adverse effect on the Group’s business, results of operations, financial condition and prospects. Examples of employee misconduct which could have a material adverse effect on the Group’s business include: (i) employees improperly selling or marketing the Group’s products and services; (ii) employees engaging in insider trading, market manipulation or unauthorised trading; or (iii) employees misappropriating confidential or proprietary information belonging to the Group, its customers or third parties. These risks may be exacerbated in circumstances where the Group is unable to rely on physical oversight and supervision of employees (such as during the COVID-19 pandemic where employees have worked remotely).
b) Customer protection
The Group must ensure that its customers, particularly those that are vulnerable, are able to make well-informed decisions on how best to use the Group’s financial services and understand that they are appropriately protected if something goes wrong. Poor customer outcomes can result from the failure to: (i) communicate fairly and clearly with customers; (ii) provide services in a timely and fair manner; (iii) handle and protect customer data appropriately; and (iv) undertake appropriate activity to address customer detriment, including the adherence to regulatory and legal requirements on complaint handling. The Group is at risk of financial loss and reputational damage as a result.
c) Product design and review risk
Products and services must meet the needs of clients, customers, markets and the Group throughout their life cycle, However, there is a risk that the design and review of the Group’s products and services fail to reasonably consider and address potential or actual negative outcomes, which may result in customer detriment, enforcement action (including regulatory fines and/or sanctions), redress and remediation and reputational damage. Both the design and review of products and services are a key area of focus for regulators and the Group.
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
e) Regulatory focus on culture and accountability
Regulators around the world continue to emphasise the importance of culture and personal accountability and enforce the adoption of adequate internal reporting and whistleblowing procedures to help to promote appropriate conduct and drive positive outcomes for customers, colleagues, clients and markets. The requirements and expectations of the UK Senior Managers Regime, Certification Regime and Conduct Rules have reinforced additional accountabilities for individuals across the Group with an increased focus on governance and rigour, with similar requirements also introduced in other jurisdictions globally. Failure to meet these requirements and expectations may lead to regulatory sanctions, both for the individuals and the Group.
For further details on the Group’s approach to conduct risk, refer to the conduct risk management and conduct risk performance sections.
viii) Reputation risk
Reputation risk is the risk that an action, transaction, investment, event, decision or business relationship will reduce trust in the Group’s integrity and/or competence.
Any material lapse in standards of integrity, compliance, customer service or operating efficiency may represent a potential reputation risk. Stakeholder expectations constantly evolve, and so reputation risk is dynamic and varies between geographical regions, groups and individuals. A risk arising in one business area can have an adverse effect upon the Group’s overall reputation and any one transaction, investment or event (in the perception of key stakeholders) can reduce trust in the Group’s integrity and competence. The Group’s association with sensitive topics and sectors has been, and in some instances continues to be, an area of concern for stakeholders, including: (i) the financing of, and investments in, businesses which operate in sectors that are sensitive because of their relative carbon intensity or local environmental impact; (ii) potential association with human rights violations (including combating modern slavery) in the Group’s operations or supply chain and by clients and customers; and (iii) the financing of businesses which manufacture and export military and riot control goods and services.
Reputation risk could also arise from negative public opinion about the actual, or perceived, manner in which the Group (including its employees, clients and other associations) conducts its business activities, or the Group’s financial performance, as well as actual or perceived practices in banking and the financial services industry generally. Modern technologies, in particular, online social media channels and other broadcast tools that facilitate communication with large audiences in short time frames and with minimal costs, may significantly enhance and accelerate the distribution and effect of damaging information and allegations. Negative public opinion may adversely affect the Group’s ability to retain and attract customers, in particular, corporate and retail depositors, and to retain and motivate staff, and could have a material adverse effect on the Group’s business, results of operations, financial condition and prospects.
In addition to the above, reputation risk has the potential to arise from operational issues or conduct matters which cause detriment to customers, clients, market integrity, effective competition or the Group (refer to ‘v) Operational risk’ above).
For further details on the Group’s approach to reputation risk, refer to the reputation risk management and reputation risk performance sections.

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	112

Risk review
Material existing and emerging risks continued
ix) Legal risk and legal, competition and regulatory matters
The Group conducts activities in a highly regulated global market which exposes it and its employees to legal risk arising from: (i) the multitude of laws and regulations that apply to the businesses it operates, which are highly dynamic, may vary between jurisdictions and/or conflict, and are often unclear in their application to particular circumstances especially in new and emerging areas; and (ii) the diversified and evolving nature of the Group’s businesses and business practices. In each case, this exposes the Group and its employees to the risk of loss or the imposition of penalties, damages or fines from the failure of members of the Group to meet their respective legal obligations, including legal or contractual requirements. Legal risk may arise in relation to any number of the material existing and emerging risks identified above.
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
Details of legal, competition and regulatory matters to which the Group is currently exposed are set out in Note 26. In addition to matters specifically described in Note 26, the Group is engaged in various other legal proceedings which arise in the ordinary course of business. The Group is also subject to requests for information, investigations and other reviews by regulators, governmental and other public bodies in connection with business activities in which the Group is, or has been, engaged and may (from time to time) be subject to legal proceedings and other investigations relating to financial and non-financial disclosures made by members of the Group (including, but not limited to, in relation to ESG disclosures). Additionally, due to the increasing number of new climate and sustainability-related laws and regulations (or laws and regulatory processes seeking to protect the energy sector from any risks of divestment or challenges in accessing finance), growing demand from investors and customers for environmentally sustainable products and services, and regulatory scrutiny, financial institutions, including the Group, may through their business activities face increasing litigation, conduct, enforcement and contract liability risks related to climate change, environmental degradation and other social, governance and sustainability-related issues. Furthermore, there is a risk that shareholders, campaign groups, customers and other interest groups could seek to take legal action against the Group for financing or contributing to climate change and environmental degradation.
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

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	113

Risk review
Climate change risk management
Climate risk management
The impact on Financial and Operational Risks arising from climate change through, physical risks, risks associated with transitioning to a lower-carbon economy and connected risks arising as a result of second order impacts on portfolios of these two drivers.
Overview
Given the increasing risks associated with climate change, and to support the Group’s ambition to be a net zero bank by 2050, it was agreed that climate risk would become a principal risk from 2022. To support this decision, in 2021 the Group delivered a Climate Risk Integration Plan with three overarching objectives:
1.     Governance Framework: Develop a Principal Risk Framework and Risk Appetite Statement and integrate climate drivers into limit setting.
2.     Scenario Analysis: Refine methodologies used for the 2020 scenario analysis to support the Bank of England Biennial Exploratory Scenario on climate change, with specific focus on wholesale credit and physical risk modelling.
3.     Carbon Modelling: Enhance the BlueTrackTM model to further develop the approach for the Energy sector, expand coverage to Cement and Metals and consider the overall net zero ambition of the Group.
For more detail on how climate risks arise and their impact on the Group, refer to the ‘material existing and emerging risks’ section.

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
In 2021 the Head of Climate Risk took the role of Climate Principal Risk owner, reporting directly to the Group Chief Risk Officer.
To support the oversight of Barclays Group climate risk profile a Climate Risk Committee (CRC) has been established. The CRC is a sub-committee of the Group Risk Committee (GRC), the most senior executive body responsible for review and challenge of risk practices and risk profile, for climate risk and other principal risk types. The authority of the CRC is delegated by the GRC. The management of climate risk is supported by working groups established by Barclays Bank Group and Barclays Bank UK Group.

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	114

Risk review
Principal risk management continued
The Climate Risk Framework (CRF) was developed in 2021 to support the Enterprise Risk Management Framework and outlines the key principles for managing climate risk.
Climate risk across certain other Principal Risk types is managed via a ‘Climate Change Financial Risk and Operational Risk Policy’, which is embedded in each of the following Principal Risk Frameworks and contains key principles for identifying and quantifying climate risk, with supporting reporting and governance.

Risk Type	Risk Identification	Risk Measurement
Credit risk	Identified as part of sovereign, portfolio and obligor credit annual reviews.	Measured using a Credit Risk Materiality Matrix completed for obligor/obligee groups with elevated exposure to climate change risk. Retail portfolios are monitored through regular reporting of climate metrics and are assessed against mandate triggers where appropriate.

Market risk	Identified using stress tests, aggregate market risk exposures from climate-related risks.	Measured by using adverse multi-asset stress scenarios applied to individual risk factors reflecting climate change risks across sectors, countries and regions.
Treasury and capital risk	Identified using stress tests and analysis to assess the exposures which may be impacted by climate-related risks.	Measured as part of stress testing and key risk indicator monitoring.
Operational risk	Confirmed operational risks associated with climate change are included in the Bank’s Operational Risk Taxonomy. Climate risk included within the Strategic Risk Assessment process.	Established reporting on internal and external climate related risk events to the Operational Risk Committee. Risk tolerances for premises and resilience risks are reviewed so these adequately capture climate-related risk drivers.
-
Risks resulting from climate change aligned to Model, Conduct, Reputation and Legal Principal Risks are out of the scope of the CRF and continue to be managed under their respective Principal Risk Frameworks. As climate risk continues to evolve, the effect upon these risks may change. Specific consideration of the impact of these changes will be covered as part of these frameworks.
A Climate Risk Appetite at Barclays Group level was introduced in line with the Barclays Group’s risk appetite approach. It establishes a direct link between strategic plans and risk appetite, supporting Barclays’ ambition to be a net zero bank by 2050.
Linking with ESG and Reputation Risk:
Barclays has published a Climate Change Statement, which sets out the strategic ambition to support economies and clients through the net zero transition, as well as appetite for conducting business with particularly sensitive energy sub-sectors. It is supported by an internal Climate Change Standard, which outlines the controls and approach to these sectors in more detail, including requirements for enhanced due diligence for restricted activities (such as outlined in the Group Forestry & Palm Oil Standard). These standards are enforced through an existing transaction origination, review and approval process.
A dedicated Sustainability team considers how the Group approaches wider sustainability and environmental, social and governance (ESG) matters, working closely with the Environmental Risk Management function.

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	115

Risk review
Principal risk management continued
Risk review
Principal risk management
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
Credit risk management objectives are to:
•maintain a framework of controls to oversee credit risk
•identify, assess and measure credit risk clearly and accurately across the Group and within each separate business, from the level of individual facilities up to the total portfolio
•control and plan credit risk taking in line with external stakeholder expectations and avoiding undesirable concentrations
•monitor credit risk and adherence to agreed controls.
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
•netting and set-off
•collateral
•risk transfer.
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
Collateral
The Group has the ability to call on collateral in the event of default of the counterparty, comprising:
•home loans: a fixed charge over residential property in the form of houses, flats and other dwellings
•wholesale lending: a fixed charge over commercial property and other physical assets, in various forms
•other retail lending: includes charges over motor vehicles and other physical assets; second lien charges over residential property; and finance lease receivables
•derivatives: the Group also often seeks to enter into a margin agreement (e.g. Credit Support Annex) with counterparties with which the Group has master netting agreements in place. These annexes to master agreements provide a mechanism for further reducing credit risk, whereby collateral (margin) is posted on a regular basis (typically daily) to collateralise the mark to market exposure of a derivative portfolio measured on a net basis
•reverse repurchase agreements: collateral typically comprises highly liquid securities which have been legally transferred to the Group subject to an agreement to return them for a fixed price
•financial guarantees and similar off-balance sheet commitments: cash collateral may be held against these arrangements.

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	116

Risk review
Principal risk management continued
Risk transfer
A range of instruments including guarantees, credit insurance, credit derivatives and securitisation can be used to transfer credit risk from one counterparty to another. These mitigate credit risk in two main ways:
•if the risk is transferred to a counterparty which is more creditworthy than the original counterparty, then overall credit risk is reduced
•where recourse to the first counterparty remains, both counterparties must default before a loss materialises. This is less likely than the default of either counterparty individually so credit risk is reduced.
Detailed policies are in place to appropriately recognise and record credit risk mitigation. For more information, refer to pages 177 to 179 of the Barclays PLC Pillar 3 Report 2021 (unaudited).
Governance and oversight of ECLs under IFRS 9
The Group’s organisational structure and internal governance processes oversee the estimation of ECL across several areas, including: i) setting requirements in policy, including key assumptions and the application of key judgements; ii) the design and execution of models; and iii) review of ECL results.
i) Impairment policy requirements are set and reviewed regularly, at a minimum annually, to maintain adherence to accounting standards. Key judgements inherent in policy, including the estimated life of revolving credit facilities and the quantitative criteria for assessing the significant increase in credit risk (SICR), are separately supported by analytical study. In particular, the quantitative thresholds used for assessing SICR are subject to a number of internal validation criteria, particularly in retail portfolios where thresholds decrease as the origination Probability of Default (PD) of each facility increases. Key policy requirements are also typically aligned to the Group’s credit risk management strategy and practices, for example, wholesale customers that are risk managed on an individual basis are assessed for ECL on an individual basis upon entering Stage 3; furthermore, key internal risk management indicators of high risk are used to set SICR policy, for example, retail customers identified as high risk account management are automatically deemed to have met the SICR criteria.
ii) ECL is estimated in line with internal policy requirements using models which are validated by a qualified independent party to the model development area, the Independent Validation Unit (IVU), before first use and at a minimum annually thereafter. Each model is designated an owner who is responsible for:
•model maintenance: monitoring of model performance including backtesting by comparing predicted ECL versus flow into stage 3 and coverage ratios; proposing material changes for independent IVU approval; and recalibrating model parameters on more timely data
•proposing post-model adjustments (PMA) to address model weaknesses or to account for situations where known or expected risk factors and information have not been considered in the modelling process. All PMAs relating to model deficiencies, regardless of value are approved by IVU for a set time period. PMAs representing Expert Judgement are validated by Risk, as the second line of defence and approved for a set time period. The most material PMAs are also approved by the CRO.
Models must also assess ECL across a range of future economic conditions. These economic scenarios are generated via an independent model and ultimately set by the Senior Scenario Review Committee. Economic scenarios are regenerated at a minimum twice annually but more frequently if deemed appropriate, and also to align with the Group’s medium term planning exercise. Each model used in the estimation of ECL, including key inputs, are governed by a series of internal controls, which include the validation of completeness and accuracy of data in golden source systems, documented data transformations and documented lineage of data transfers between systems.
i) The Group Impairment Committee, formed of members from both Finance and Risk and attended by both the Group Finance Director and the Group CRO, is responsible for overseeing impairment policy and practice across the Group and will approve impairment results. Reported results and key messages are communicated to the BAC, which has an oversight role and provides challenge of key assumptions, including the basis of the scenarios adopted. Impairment results are then factored into management decision making, including but not limited to, business planning, risk appetite setting and portfolio management.
Market risk management (audited)
The risk of loss arising from potential adverse changes in the value of the Group’s assets and liabilities from fluctuation in market variables including, but not limited to, interest rates, foreign exchange, equity prices, commodity prices, credit spreads, implied volatilities and asset correlations.
Overview
Market risk arises primarily as a result of client facilitation in wholesale markets, involving market-making activities, risk management solutions and execution of syndications. Upon execution of a trade with a client, the Group will look to hedge against the risk of the trade moving in an adverse direction. Mismatches between client transactions and hedges result in market risk due to changes in asset prices, volatility or correlations.
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
The objectives of market risk management are to:
•identify, understand and control market risk by robust measurement, limit setting, reporting and oversight
•facilitate business growth within a controlled and transparent risk management framework
•control market risk in the businesses according to the allocated appetite.
To meet the above objectives, a governance structure is in place to manage these risks consistent with the ERMF.

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	117

Risk review
Principal risk management continued
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
For more information on market risk management, refer to the Barclays PLC Pillar 3 Report 2021 (unaudited).
Management value at risk (VaR)
VaR is an estimate of the potential loss arising from unfavourable market movements if the current positions were to be held unchanged for one business day. For internal market risk management purposes, a historical simulation methodology with a one-year equally weighted historical period, at the 95% confidence level is used for all trading books and some banking books.
Limits are applied at the total level as well as by risk factor type, which are then cascaded down to particular trading desks and businesses by the market risk management function.
See the market risk performance section for a review of management VaR.

Treasury and capital risk management
This comprises:
Liquidity risk: The risk that the Group is unable to meet its contractual or contingent obligations or that it does not have the appropriate amount, tenor and composition of funding and liquidity to support its assets.
Capital risk: The risk that the Group has an insufficient level or composition of capital to support its normal business activities and to meet its regulatory capital requirements under normal operating environments and stressed conditions (both actual and as defined for internal planning or regulatory testing purposes). This also includes the risk from the Group’s pension plans.
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
Liquidity risk management (audited)
Overview
The efficient management of liquidity is essential to the Group in order to retain the confidence of the financial markets and maintain the sustainability of the business. Treasury and Capital Risk have created a framework to manage all liquidity risk exposures under both normal and stressed conditions. The framework is designed to maintain liquidity resources that are sufficient in amount, quality and funding tenor profile to remain within the liquidity risk appetite as expressed by the Barclays PLC Board. The liquidity risk appetite is monitored against both internal and regulatory liquidity metrics.
Organisation, roles and responsibilities
Treasury has the primary responsibility for managing liquidity risk within the set risk appetite. Both Risk and Treasury contribute to the production of the Internal Liquidity Adequacy Assessment Process (ILAAP). The Treasury and Capital Risk function is responsible for the management and governance of the liquidity risk mandate, as defined by the Board.
The framework established by treasury and capital risk is designed to deliver the appropriate term and structure of funding, consistent with the liquidity risk appetite set by the Board. The framework incorporates a range of ongoing business management tools to monitor, limit and stress test the Group’s balance sheet, contingent liabilities and the recovery plan. Limit setting and transfer pricing are tools that are designed to control the level of liquidity risk taken and drive the appropriate mix of funds. Together, these tools reduce the likelihood that a liquidity stress event could lead to an inability to meet Group’s obligations as they fall due.
The Board approves the Group funding plan, internal stress tests, regulatory stress test results, recovery plan and liquidity risk appetite. The Group Treasury Committee is responsible for monitoring and managing liquidity risk in line with the Group’s funding management objectives, funding plan and risk appetite. The Treasury and Capital Risk Committee monitors and reviews the liquidity risk profile and control environment, providing second line oversight of the management of liquidity risk. The Board Risk Committee reviews the risk profile, and reviews liquidity risk appetite at least annually and the impact of stress scenarios on the Group funding plan/forecast in order to agree the Group’s projected funding abilities.
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

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	118

Risk review
Principal risk management continued
Organisation, roles and responsibilities
Treasury has the primary responsibility for managing and monitoring capital adequacy. The Treasury and Capital Risk function provides oversight of capital risk. Production of the Barclays PLC Internal Capital Adequacy Assessment Process (ICAAP) is the responsibility of Treasury.
Capital risk management is underpinned by a control framework and policy. The capital management strategy, outlined in the Group and legal entity capital plans, is developed in alignment with the control framework and policy for capital risk, and is implemented consistently in order to deliver on the Group’s objectives.
The Board approves the Group capital plan, internal stress tests and results of regulatory stress tests, and the Group recovery plan. The Group Treasury Committee is responsible for monitoring and managing capital risk in line with the Group’s capital management objectives, capital plan and risk frameworks. The Treasury and Capital Risk Committee monitors and reviews the capital risk profile and control environment, providing second line oversight of the management of capital risk. The BRC reviews the risk profile, and reviews risk appetite at least annually and the impact of stress scenarios on the Group capital plan/forecast in order to agree the Group’s projected capital adequacy.
Local management assures compliance with an entity’s minimum regulatory capital requirements by reporting to local Asset and Liability Committees (ALCOs) with oversight by the Group Treasury Committee, as required. In 2021, Barclays complied with all regulatory minimum capital requirements.
Pension risk
The Group maintains a number of defined benefit pension schemes for past and current employees. The ability of schemes to meet pension payments is achieved with investments and contributions.
Pension risk arises because the market value of pension fund assets might decline; investment returns might reduce; or the estimated value of pension liabilities might increase. The Group monitors the pension risks arising from its defined benefit pension schemes and works with the relevant pension fund’s trustees to address shortfalls. In these circumstances, the Group could be required or might choose to make extra contributions to the pension fund. The Group’s main defined benefit scheme was closed to new entrants in 2012.
Interest rate risk in the banking book management (IRRBB)
Overview
Interest rate risk in the banking book is driven by customer deposit taking and lending activities, investments in the liquid asset portfolio and funding activities. As per the Group’s policy to remain within the defined risk appetite, hedging strategies are executed to mitigate the various IRRBB risks that result from these activities. However, the Group remains susceptible to interest rate risk and other non-traded market risks from the following key sources:
•Interest rate and repricing risk: the risk that net interest income could be adversely impacted by a change in interest rates, differences in the timing of interest rate changes between assets and liabilities, and other constraints on interest rate changes as per product terms and conditions.
•Customer behavioural risk: the risk that net interest income could be adversely impacted by the discretion that customers and counterparties may have in respect of being able to vary their contractual obligations with Barclays. This risk is often referred to by industry regulators as ‘embedded option risk’.
•Investment risks in the liquid asset portfolio: the risk that the fair value of assets held in the liquid asset portfolio and associated risk management portfolios could be adversely impacted by market volatility, creating volatility in capital directly.
Organisation, roles and responsibilities
The entity ALCOs and/or treasury committees, together with the Group Treasury Committee, are responsible for monitoring and managing IRRBB risk in line with the Group’s management objectives and risk frameworks. The GRC and Treasury and Capital Risk Committee monitors and reviews the IRRBB risk profile and control environment, providing second line oversight of the management of IRRBB. The BRC reviews the interest rate risk profile, including review of the risk appetite at least annually and the impact of stress scenarios on the interest rate risk of the Group’s banking books.
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
Overview
The management of operational risk has three key objectives:
•deliver an operational risk capability owned and used by business leaders to enable sound risk decisions over the long term
•provide the frameworks, policies and standards to enable management to meet their risk management responsibilities while the second line of defence provides robust, independent, and effective oversight and challenge
•deliver a consistent and aggregated measurement of operational risk that will provide clear and relevant insights, so that the right management actions can be taken to keep the operational risk profile consistent with the Group’s strategy, the stated risk appetite and stakeholder needs.
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

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	119

Risk review
Principal risk management continued
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
The Operational Risk function acts in a second line of defence capacity, and is responsible for defining and overseeing the implementation of the framework and monitoring the Group’s operational risk profile. The Operational Risk function alerts management when risk levels exceed acceptable tolerance in order to drive timely decision- making and actions by the first line of defence.
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
In addition to the above, operational risk encompasses risks associated with prudential regulation. This includes the risk of failing to: adhere to prudential regulatory requirements; provide regulatory submissions; or monitor and manage adherence to new prudential regulatory requirements.
Risk themes
Barclays also recognises that there are certain threats/risk drivers that are more thematic and have the potential to impact the Group’s strategic objectives. These are risk themes which require an overarching and integrated risk management approach. The Group’s risk themes include Cyber, Data, and Resilience.
For definitions of the Group’s operational risk categories and risk themes, refer to the management of operational risk section in the Barclays PLC Pillar 3 Report 2021.
Model risk management
The potential for adverse consequences from decisions based on incorrect or misused model outputs and reports.
Overview
The Group uses models to support a broad range of activities, including informing business decisions and strategies, measuring and limiting risk, valuing exposures, conducting stress testing, assessing capital adequacy, managing client assets, and meeting reporting requirements.
Organisation, roles and responsibilities
The Group has a dedicated Model Risk Management (MRM) function that consists of four teams: (i) Independent Validation Unit (IVU), responsible for model validation and approval; (ii) Model Governance (MG), responsible for model risk governance, controls and reporting, including ownership of the Model Risk Framework, the Group Model Risk Policy and the associated standards; (iii) Strategy and Transformation responsible for inventory, strategy, communications and business management; and (iv) Model Risk Measurement and Quantification (MRMQ), responsible for the design of the framework and methodology to measure and, where possible, quantify model risk. It is also responsible for the strategic Validation Centre of Excellence (VCoE), which is an independent quality assurance function within MRM with the mandate to review and challenge validation outcomes.
The model risk management framework consists of the model risk policy and standards. The policy prescribes Group-wide, end-to-end requirements for the identification, measurement and management of model risk, covering model documentation, development, monitoring, annual review, independent validation and approval, change and reporting processes. The policy is supported by global standards covering model inventory, documentation, validation, complexity and materiality, testing and monitoring, overlays, risk appetite, as well as vendor models and stress testing challenger models.
The function reports to the Group CRO and operates a global framework. Implementation of best practice standards is a central objective of the Group.
The key model risk management activities include:
•Correctly identifying models across all relevant areas of the Group, and recording models in the Group Models Database (GMD), the Group-wide model inventory.
•Enforcing that every model has a model owner who is accountable for the model. The model owner must sign off models prior to submission to IVU for validation and maintain that the model presented to IVU is and remains fit for purpose.
•Overseeing that every model is subject to validation and approval by IVU, prior to being used and on a continual basis.
•Defining model risk appetite in terms of risk tolerance, and qualitative metrics which are used to track and report model risk.

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	120

Risk review
Principal risk management continued

Conduct Risk management
The risk of poor outcomes for, or harm to, customers, clients and markets, arising from the delivery of the Group’s products and services.
Overview
The Group defines, manages and mitigates conduct risk with the objective of providing good customer and client outcomes, protecting market integrity and promoting effective competition.
Conduct risk incorporates market integrity, customer protection, financial crime and product design and review risks.
Organisation, roles and responsibilities
The Conduct Risk Management Framework (CRMF) outlines how the Group manages and measures its conduct risk profile. The Group Chief Compliance Officer is accountable for developing, maintaining and overseeing the CRMF. This includes defining and owning the relevant conduct risk policies which detail the control objectives, principles and other core requirements for the activities of the Group. It is the responsibility of the first line of defence to establish controls to manage its performance and assess conformance to these policies and controls.
Senior managers are accountable within their areas of responsibility for owning and managing conduct risk in accordance with the CRMF, as defined within their regulatory Statement of Responsibilities.
Compliance as an independent second line function helps to prevent, detect and manage breaches of applicable laws, rules, regulations and procedures and has a key role in helping Barclays achieve the right conduct outcomes and evolve a conduct-focused culture.
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
Organisation, roles and responsibilities
Barclays PLC Board is the most senior body responsible for reviewing and monitoring the effectiveness of the Group’s management of reputation risk.
The Group Chief Compliance Officer is accountable for developing a Reputation Risk Management Framework (RRMF), and the Group Head of Public Policy and Corporate Responsibility is responsible for developing a reputation risk policy and associated standards, including tolerances against which data is monitored, reported on and escalated, as required. The RRMF sets out what is required to manage reputation risk across the Group.
The primary responsibility for identifying and managing reputation risk and adherence to the control requirements sit with the business and support functions where the risk arises.
Barclays Bank Group and Barclays Bank UK Group are required to operate within established reputation risk appetite, and their component businesses prepare reports highlighting their most significant current and potential reputation risks and issues and how they are being managed. These reports are a key internal source of information for the quarterly reputation risk reports which are prepared for Barclays Group ExCo and the Board.
The Group Reputation Risk Committee is a sub-committee of the Group Executive Committee, authorised to manage material reputation risks and issues as they are brought to the attention of the committee via relevant reputation risk assessment and escalation processes.

Legal Risk management
The risk of loss or imposition of penalties, damages or fines from the failure of the Group to meet its legal obligations, including regulatory or contractual requirements.
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
Organisation, roles and responsibilities
The Group's businesses and functions have primary responsibility for identifying and escalating legal risk in their area as well as responsibility for adherence to minimum control requirements.
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
The Group General Counsel is responsible for developing and maintaining a Group-wide legal risk management framework. This includes defining the relevant legal risk policies, developing Group-wide risk appetite for legal risk, and oversight of the implementation of controls to manage and escalate legal risk.
The legal risk profile and control environment is reviewed by management through business risk committees and control committees. The Group Risk Committee is the most senior executive body responsible for reviewing and monitoring the effectiveness of risk management across the Group. Escalation paths from this committee exist to the Barclays PLC Board Risk Committee.

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	121

Risk review: Credit risk
Risk performance
Credit risk: summary of contents

		Page
Credit risk represents a significant risk and mainly arises from exposure to wholesale and retail loans and advances together with the counterparty credit risk arising from derivative contracts entered into with clients.	■Credit risk overview and summary of performance	123
	■Maximum exposure and effects of netting, collateral and risk transfer	124
This section outlines the expected credit loss allowances, the movements in allowances during the period, material management adjustments to model output and measurement uncertainty and sensitivity analysis.	■Expected Credit Losses	126
	–Loans and advances at amortised cost by stage	126
	–Loans and advances at amortised cost by product	128
	–Movement in gross exposure and impairment allowance for loans and advances at amortised cost	130
	–Stage 2 decomposition	134
	–Stage 3 decomposition	134
	■Management adjustments to models for impairment	135
	■Measurement uncertainty and sensitivity analysis	137
The Group reviews and monitors risk concentrations in a variety of ways. This section outlines performance against key concentration risks.	■Analysis of the concentration of credit risk	146
	–Geographic concentrations	146
	–Industry concentrations	146
	■Approach to management and representation of credit quality	148
	–Asset credit quality	148
	–Debt securities	148
	–Balance sheet credit quality	148
	–Credit exposures by internal PD grade	150
Credit risk monitors exposure performance across a range of significant portfolios.	■Analysis of specific portfolios and asset types	152
	–Secured home loans	152
	–Credit cards, unsecured loans and other retail lending	153
	–Government supported loans	154
The Group monitors exposures to assets where there is a heightened likelihood of default and assets where an actual default has occurred. From time to time, suspension of certain aspects of client credit agreements are agreed, generally during temporary periods of financial difficulties where the Group is confident that the client will be able to remedy the suspension. This section outlines the current exposure to assets with this treatment.	■Forbearance	155
	–Retail forbearance programmes	156
	–Wholesale forbearance programmes	157
This section provides an analysis of credit risk on debt securities and derivatives.	■Analysis of debt securities	157
	■Analysis of derivatives	158

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	122

Risk review: Credit risk
Risk performance continued
Credit risk
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
The continued impact of the COVID-19 pandemic has meant that management was required to monitor economic uncertainty judgement over the course of 2021. Customer and client default rates have remained relatively stable despite the impact of the pandemic and volatile macroeconomic environment.
In retail cards, credit profiles did not show material deterioration due to continued government support measures in some geographies and customer deleveraging. In wholesale, watch list balances continue to improve. However, the degree of economic uncertainty remains relatively high: credit deterioration may still occur when support measures are fully withdrawn across geographies; emerging supply chain disruption and inflationary pressures may challenge economic stability. Given this backdrop, management has maintained economic uncertainty adjustments to modelled outputs to address these sources of uncertainties and ensure that the potential impact of stress are provided for. This uncertainty continues to be captured in two distinct ways: firstly, the identification of customers and clients who may be more vulnerable to the withdrawal of support and emerging economic instability and secondly, model uncertainty which does not capture certain macroeconomic and risk parameter uncertainties which are applied at a portfolio level. Refer to the Management adjustment to models for impairment section on page 237 for further details.
Further detail can be found in the Financial statements section in Note 7 Credit impairment charges. Descriptions of terminology can be found in the glossary, available at home.barclays/annualreport.
Key metrics
Decrease in impairment allowances of
£3,115m
Impairment allowances on loans and advances at amortised cost including off-balance sheet elements of the allowance, decreased by £3,115m to £6,284m (2020: £9,399m). The decrease is driven by Barclays International £1,801m, Barclays UK £1,252m, and Head Office £62m. Refer to the Expected Credit Losses section for further details.

Summary of performance in the period
Credit impairment release of £(653)m (2020: £4,838m charge) due to the improved macroeconomics outlook and reduced unsecured lending balances and low delinquency. Economic uncertainty adjustments have been maintained in respect of customers and clients considered to be potentially more vulnerable as government and other support schemes have started to reduce.
Refer to the credit risk management section for details of governance, policies and procedures.

Maximum exposure and effects of netting, collateral and risk transfer
Basis of preparation
The following tables present a reconciliation between the Group's maximum exposure and its net exposure to credit risk, reflecting the financial effects of risk mitigation reducing the Group's exposure.
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
The Group mitigates the credit risk to which it is exposed through netting and set-off, collateral and risk transfer. Further detail on the Group’s policies to each of these forms of credit enhancement is presented on pages 177 to 179 of the Barclays PLC Pillar 3 Report 2021 (unaudited).
Overview
As at 31 December 2021, the Group’s net exposure to credit risk, after taking into account credit risk mitigation, increased 4% to £912bn (2020: £877bn). Overall, the extent to which the Group holds mitigation against its total exposure slightly decreased to 44% (2020: 46%).
Of the unmitigated on balance sheet exposure, a significant portion relates to cash held at central banks, cash collateral and settlement balances, and debt securities issued by governments all of which are considered to be lower risk. The increase in the Group’s net exposure to credit risk is mainly driven by increases in cash held at central banks and off-balance sheet loan commitments. Trading portfolio liability positions, which to a significant extent economically hedge trading portfolio assets but which are not held specifically for risk management purposes, are excluded from the analysis. The credit quality of counterparties to derivatives, financial investments and wholesale loan assets are predominantly investment grade. Further analysis on the credit quality of assets is presented in the approach to management and representation of credit quality section.

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	123

Risk review: Credit risk
Risk performance continued
Collateral obtained
Where collateral has been obtained in the event of default, the Group does not, ordinarily, use such assets for its own operations and they are usually sold on a timely basis. The carrying value of assets held by the Group as at 31 December 2021, as a result of the enforcement of collateral, was £22m (2020: £6m).

Maximum exposure and effects of netting, collateral and risk transfer (audited)
	Maximum exposure	Netting and set-off	Cash collateral	Non-cash collateral	Risk transfer	Net exposure
As at 31 December 2021	£m	£m	£m	£m	£m	£m
On-balance sheet:
Cash and balances at central banks	238,574	—	—	—	—	238,574
Cash collateral and settlement balances	92,542	—	—	—	—	92,542
Loans and advances at amortised cost:
Home loans	169,205	—	(339)	(168,627)	(146)	93
Credit cards, unsecured loans and other retail lending	41,793	—	(1,050)	(4,560)	(252)	35,931
Wholesale loans	150,453	(5,001)	(128)	(42,691)	(23,104)	79,529
Total loans and advances at amortised cost	361,451	(5,001)	(1,517)	(215,878)	(23,502)	115,553
Of which credit-impaired (Stage 3):
Home loans	1,725	—	(11)	(1,714)	—	—
Credit cards, unsecured loans and other retail lending	828	—	(29)	(229)	(3)	567
Wholesale loans	2,161	—	(1)	(717)	(765)	678
Total credit-impaired loans and advances at amortised cost	4,714	—	(41)	(2,660)	(768)	1,245
Reverse repurchase agreements and other similar secured lending	3,227	—	—	(3,227)	—	—
Trading portfolio assets:
Debt securities	50,864	—	—	(461)	—	50,403
Traded loans	12,525	—	—	(268)	—	12,257
Total trading portfolio assets	63,389	—	—	(729)	—	62,660
Financial assets at fair value through the income statement:
Loans and advances	38,667	—	—	(31,263)	—	7,404
Debt securities	2,305	—	—	(319)	—	1,986
Reverse repurchase agreements	145,014	—	(1,428)	(143,057)	—	529
Other financial assets	111	—	—	—	—	111
Total financial assets at fair value through the income statement	186,097	—	(1,428)	(174,639)	—	10,030
Derivative financial instruments	262,572	(202,519)	(34,598)	(5,887)	(5,738)	13,830
Financial assets at fair value through other comprehensive income	60,851	—	—	(53)	(1,164)	59,634
Other assets	1,212	—	—	—	—	1,212
Total on-balance sheet	1,269,915	(207,520)	(37,543)	(400,413)	(30,404)	594,035

Off-balance sheet:
Contingent liabilities	21,346	—	(906)	(1,367)	(256)	18,817
Loan commitments	345,711	—	(141)	(44,777)	(1,668)	299,125
Total off-balance sheet	367,057	—	(1,047)	(46,144)	(1,924)	317,942

Total	1,636,972	(207,520)	(38,590)	(446,557)	(32,328)	911,977
Off-balance sheet exposures are shown gross of provisions of £542m (2020: £1,064m). See Note 25 for further details. In addition to the above, the Group holds forward starting reverse repos with notional contract amounts of £39.3bn (2020: £34.6bn). These balances are fully collateralised. Wholesale loans and advances at amortised cost include £11.4bn (2020: £12.2bn) of BBLs, CBILs and CLBILs supported by UK government guarantees of £11.0bn (2020: £11.7bn), which are included within the Risk transfer column in the table. For further information on credit risk mitigation techniques, refer to the Credit risk management section.

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	124

Risk review: Credit risk
Risk performance continued

Maximum exposure and effects of netting, collateral and risk transfer (audited)
	Maximum exposure	Netting and set-off	Cash collateral	Non-cash collateral	Risk transfer	Net exposure
As at 31 December 2020	£m	£m	£m	£m	£m	£m
On-balance sheet:
Cash and balances at central banks	191,127	—	—	—	—	191,127
Cash collateral and settlement balances	101,367	—	—	—	—	101,367
Loans and advances at amortised cost:
Home loans	159,647	—	(284)	(159,203)	(85)	75
Credit cards, unsecured loans and other retail lending	40,813	—	(967)	(3,825)	(195)	35,826
Wholesale loans	142,172	(6,988)	(62)	(37,103)	(23,963)	74,056
Total loans and advances at amortised cost	342,632	(6,988)	(1,313)	(200,131)	(24,243)	109,957
Of which credit-impaired (Stage 3):
Home loans	1,813	—	(14)	(1,796)	—	3
Credit cards, unsecured loans and other retail lending	921	—	(14)	(237)	(2)	668
Wholesale loans	2,525	—	(4)	(872)	(232)	1,417
Total credit-impaired loans and advances at amortised cost	5,259	—	(32)	(2,905)	(234)	2,088
Reverse repurchase agreements and other similar secured lending	9,031	—	—	(9,031)	—	—
Trading portfolio assets:
Debt securities	56,482	—	—	(391)	—	56,091
Traded loans	8,348	—	—	(374)	—	7,974
Total trading portfolio assets	64,830	—	—	(765)	—	64,065
Financial assets at fair value through the income statement:
Loans and advances	30,879	—	(9)	(23,677)	—	7,193
Debt securities	1,693	—	—	(292)	—	1,401
Reverse repurchase agreements	137,616	—	(672)	(136,537)	—	407
Other financial assets	343	—	—	—	—	343
Total financial assets at fair value through the income statement	170,531	—	(681)	(160,506)	—	9,344
Derivative financial instruments	302,446	(233,080)	(43,291)	(4,773)	(6,409)	14,893
Financial assets at fair value through other comprehensive income	77,927	—	—	(106)	(1,385)	76,436
Other assets	850	—	—	—	—	850
Total on-balance sheet	1,260,741	(240,068)	(45,285)	(375,312)	(32,037)	568,039

Off-balance sheet:
Contingent liabilities	21,609	—	(1,095)	(2,135)	(282)	18,097
Loan commitments	333,049	—	(128)	(40,714)	(1,520)	290,687
Total off-balance sheet	354,658	—	(1,223)	(42,849)	(1,802)	308,784

Total	1,615,399	(240,068)	(46,508)	(418,161)	(33,839)	876,823

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	125

Risk review: Credit risk
Risk performance continued
Expected Credit Losses
Loans and advances at amortised cost by stage
The table below presents an analysis of loans and advances at amortised cost by gross exposure, impairment allowance, impairment charge and coverage ratio by stage allocation and business segment as at 31 December 2021. Also included are off-balance sheet loan commitments and financial guarantee contracts by gross exposure and impairment allowance and coverage ratio by stage allocation as at 31 December 2021.
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

Loans and advances at amortised cost by stage (audited)
	Gross exposure				Impairment allowance				Net exposure
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
As at 31 December 2021	£m	£m	£m	£m	£m	£m	£m	£m	£m
Barclays UK	160,695	22,779	2,915	186,389	261	949	728	1,938	184,451
Barclays International	25,981	2,691	1,566	30,238	603	795	858	2,256	27,982
Head Office	3,735	429	705	4,869	2	36	347	385	4,484
Total Barclays Group retail	190,411	25,899	5,186	221,496	866	1,780	1,933	4,579	216,917
Barclays UK	35,571	1,917	969	38,457	153	43	111	307	38,150
Barclays International	92,341	13,275	1,059	106,675	187	192	458	837	105,838
Head Office	542	2	21	565	—	—	19	19	546
Total Barclays Group wholesale[a]	128,454	15,194	2,049	145,697	340	235	588	1,163	144,534
Total loans and advances at amortised cost	318,865	41,093	7,235	367,193	1,206	2,015	2,521	5,742	361,451
Off-balance sheet loan commitments and financial guarantee contracts[b]	312,142	34,815	1,298	348,255	217	302	23	542	347,713
Total[c]	631,007	75,908	8,533	715,448	1,423	2,317	2,544	6,284	709,164

					Loan impairment charge and loan loss rate
	Coverage ratio				Loan impairment charge/(release)	Loan loss rate
	Stage 1	Stage 2	Stage 3	Total
As at 31 December 2021%		%	%	%	£m	bps
Barclays UK	0.2	4.2	25.0	1.0	(227)	—
Barclays International	2.3	29.5	54.8	7.5	181	60
Head Office	0.1	8.4	49.2	7.9	—	—
Total Barclays Group retail	0.5	6.9	37.3	2.1	(46)	—
Barclays UK	0.4	2.2	11.5	0.8	122	32
Barclays International	0.2	1.4	43.2	0.8	(197)	—
Head Office	—	—	90.5	3.4	—	—
Total Barclays Group wholesale[a]	0.3	1.5	28.7	0.8	(75)	—
Total loans and advances at amortised cost	0.4	4.9	34.8	1.6	(121)	—
Off-balance sheet loan commitments and financial guarantee contracts[b]	—	0.9	1.8	0.2	(514)
Other financial assets subject to impairment[c]					(18)
Total	0.2	3.1	29.8	0.9	(653)
Notes
a    Includes Wealth and Private Banking exposures measured on an individual customer exposure basis, and excludes Business Banking exposures, including BBLs of £9.4bn that are managed on a collective basis and reported within BUK Retail. The net impact is a difference in total exposure of £5,994m of balances reported as wholesale loans in the Loans and advances at amortised cost by product disclosure.
b    Excludes loan commitments and financial guarantees of £18.8bn carried at fair value.
c    Other financial assets subject to impairment not included in the table above include cash collateral and settlement balances, financial assets at fair value through other comprehensive income and other assets. These have a total gross exposure of £155.2bn and impairment allowance of £114m. This comprises £6m ECL on £154.9bn Stage 1 assets, £1m on £157m Stage 2 fair value through other comprehensive income assets, other assets, cash collateral and settlement assets and £107m on £110m Stage 3 other assets.

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	126

Risk review: Credit risk
Risk performance continued

Loans and advances at amortised cost by stage (audited)
	Gross exposure				Impairment allowance				Net exposure
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
As at 31 December 2020	£m	£m	£m	£m	£m	£m	£m	£m	£m
Barclays UK	153,250	23,896	2,732	179,878	332	1,509	1,147	2,988	176,890
Barclays International[a]	21,048	5,500	1,992	28,540	396	1,329	1,205	2,930	25,610
Head Office	4,267	720	844	5,831	4	51	380	435	5,396
Total Barclays Group retail	178,565	30,116	5,568	214,249	732	2,889	2,732	6,353	207,896
Barclays UK	31,918	4,325	1,126	37,369	13	129	116	258	37,111
Barclays International[a]	79,911	16,565	2,270	98,746	288	546	859	1,693	97,053
Head Office	570	—	33	603	—	—	31	31	572
Total Barclays Group wholesale[b]	112,399	20,890	3,429	136,718	301	675	1,006	1,982	134,736
Total loans and advances at amortised cost	290,964	51,006	8,997	350,967	1,033	3,564	3,738	8,335	342,632
Off-balance sheet loan commitments and financial guarantee contracts[c]	289,939	52,891	2,330	345,160	256	758	50	1,064	344,096
Total[d]	580,903	103,897	11,327	696,127	1,289	4,322	3,788	9,399	686,728

					Loan impairment charge and loan loss rate
	Coverage ratio				Loan impairment charge	Loan loss rate
	Stage 1	Stage 2	Stage 3	Total
As at 31 December 2020%		%	%	%	£m	bps
Barclays UK	0.2	6.3	42.0	1.7	1,070	59
Barclays International[a]	1.9	24.2	60.5	10.3	1,680	589
Head Office	0.1	7.1	45.0	7.5	91	156
Total Barclays Group retail	0.4	9.6	49.1	3.0	2,841	133
Barclays UK	—	3.0	10.3	0.7	154	41
Barclays International[a]	0.4	3.3	37.8	1.7	914	93
Head Office	—	—	93.9	5.1	—	—
Total Barclays Group wholesale[b]	0.3	3.2	29.3	1.4	1,068	78
Total loans and advances at amortised cost	0.4	7.0	41.5	2.4	3,909	111
Off-balance sheet loan commitments and financial guarantee contracts[c]	0.1	1.4	2.1	0.3	776
Other financial assets subject to impairment[d]					153
Total[e]	0.2	4.2	33.4	1.4	4,838
Notes
a    Private Banking have refined the methodology to classify £5bn of their exposure between Wholesale and Retail during the year.
b    Included in the above analysis are Wealth and Private Banking exposures measured on an individual customer exposure basis, and excludes Business Banking exposures that are managed on a collective basis. The net impact is a difference in total exposure of £7,551m of balances reported as wholesale loans in the Loans and advances at amortised cost by product disclosure.
c    Excludes loan commitments and financial guarantees of £9.5bn carried at fair value.
d    Other financial assets subject to impairment not included in the table above include cash collateral and settlement balances, financial assets at fair value through other comprehensive income and other assets. These have a total gross exposure of £180.3bn and impairment allowance of £165m. This comprises £11m ECL on £175.7bn Stage 1 assets £9m on £4.4bn Stage 2 fair value through other comprehensive income assets, cash collateral and settlement balances and £145m on £154m Stage 3 other assets.
e    The loan loss rate is 138bps after applying the total impairment charge of £4,838m.

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	127

Risk review: Credit risk
Risk performance continued
Loans and advances at amortised cost by product (audited)
The table below presents a breakdown of loans and advances at amortised cost and the impairment allowance with stage allocation by asset classification.

Loans and advances at amortised cost by product (audited)
		Stage 2
As at 31 December 2021	Stage 1	Not past due	<=30 days past due	>30 days past due	Total	Stage 3	Total
Gross exposure	£m	£m	£m	£m	£m	£m	£m
Home loans	148,058	17,133	1,660	707	19,500	2,122	169,680
Credit cards, unsecured loans and other retail lending	37,840	5,102	300	248	5,650	2,332	45,822
Wholesale loans	132,967	15,246	306	391	15,943	2,781	151,691
Total	318,865	37,481	2,266	1,346	41,093	7,235	367,193

Impairment allowance
Home loans	19	46	6	7	59	397	475
Credit cards, unsecured loans and other retail lending	824	1,493	85	123	1,701	1,504	4,029
Wholesale loans	363	248	4	3	255	620	1,238
Total	1,206	1,787	95	133	2,015	2,521	5,742

Net exposure
Home loans	148,039	17,087	1,654	700	19,441	1,725	169,205
Credit cards, unsecured loans and other retail lending	37,016	3,609	215	125	3,949	828	41,793
Wholesale loans	132,604	14,998	302	388	15,688	2,161	150,453
Total	317,659	35,694	2,171	1,213	39,078	4,714	361,451

Coverage ratio	%	%	%	%	%	%	%
Home loans	—	0.3	0.4	1.0	0.3	18.7	0.3
Credit cards, unsecured loans and other retail lending	2.2	29.3	28.3	49.6	30.1	64.5	8.8
Wholesale loans	0.3	1.6	1.3	0.8	1.6	22.3	0.8
Total	0.4	4.8	4.2	9.9	4.9	34.8	1.6

As at 31 December 2020
Gross exposure	£m	£m	£m	£m	£m	£m	£m
Home loans	138,639	16,651	1,785	876	19,312	2,234	160,185
Credit cards, unsecured loans and other retail lending	33,021	9,470	544	306	10,320	3,172	46,513
Wholesale loans	119,304	19,501	1,097	776	21,374	3,591	144,269
Total	290,964	45,622	3,426	1,958	51,006	8,997	350,967

Impairment allowance
Home loans	33	57	13	14	84	421	538
Credit cards, unsecured loans and other retail lending	680	2,382	180	207	2,769	2,251	5,700
Wholesale loans	320	650	50	11	711	1,066	2,097
Total	1,033	3,089	243	232	3,564	3,738	8,335

Net exposure
Home loans	138,606	16,594	1,772	862	19,228	1,813	159,647
Credit cards, unsecured loans and other retail lending	32,341	7,088	364	99	7,551	921	40,813
Wholesale loans	118,984	18,851	1,047	765	20,663	2,525	142,172
Total	289,931	42,533	3,183	1,726	47,442	5,259	342,632

Coverage ratio	%	%	%	%	%	%	%
Home loans	—	0.3	0.7	1.6	0.4	18.8	0.3
Credit cards, unsecured loans and other retail lending	2.1	25.2	33.1	67.6	26.8	71.0	12.3
Wholesale loans	0.3	3.3	4.6	1.4	3.3	29.7	1.5
Total	0.4	6.8	7.1	11.8	7.0	41.5	2.4
The increase in coverage on Credit cards, unsecured loans and other retail lending Stage 2 not past due is driven by a reduction in balances and the economic uncertainty adjustments held for specific customers and clients who may be more vulnerable to the full withdrawal of support and emerging economic uncertainty.

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	128

Risk review: Credit risk
Risk performance continued
Loans and advances at amortised cost by selected sectors
The table below presents a breakdown of drawn exposure and impairment allowance for loans and advances at amortised cost , with stage allocation for selected industry sectors within the wholesale loans portfolio. The industry sectors have been selected based upon the level of management focus they have received following the onset of the COVID-19 pandemic. The credit risk industry concentration disclosure in the analysis of the concentration of credit risk section represents all the industry categories and the below only covers a subset of that table.
The gross loans and advances to selected sectors have decreased over the year driven by repayments and lower drawdowns. The reduction in provisions is informed by the improved macroeconomic outlook over the course of 2021, partially offset by management judgements to reflect the risk of uncertainty still prevailing within these sectors. The wholesale portfolio also benefits from a hedge protection programme that enables effective risk management against systemic losses. An additional £0.1bn (2020: £0.1bn) impairment allowance has been applied to the undrawn exposures not included in the table below

Loans and advances at amortised cost by selected sectors
	Gross exposure				Impairment allowance
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
As at 31 December 2021	£m	£m	£m	£m	£m	£m	£m	£m
Air travel	232	201	94	527	9	5	37	51
Hospitality and leisure	4,898	986	377	6,261	26	19	45	90
Oil and gas	1,765	576	62	2,403	14	9	21	44
Retail	3,901	780	192	4,873	38	14	39	91
Shipping	382	201	25	608	9	8	0	17
Transportation	1,166	417	156	1,739	18	9	29	56
Total	12,344	3,161	906	16,411	114	64	171	349
Total of wholesale exposures (%)	9%	20%	33%	11%	31%	25%	28%	28%

	Gross exposure				Impairment allowance
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
As at 31 December 2020	£m	£m	£m	£m	£m	£m	£m	£m
Air travel	367	525	56	948	9	27	23	59
Hospitality and leisure	4,440	2,387	313	7,140	53	115	61	229
Oil and gas	1,754	854	465	3,073	31	27	140	198
Retail	3,907	1,153	283	5,343	78	51	108	237
Shipping	308	389	12	709	2	30	1	33
Transportation	1,148	253	125	1,526	19	10	57	86
Total	11,924	5,561	1,254	18,739	192	260	390	842
Total of wholesale exposures (%)	10%	26%	35%	13%	60%	37%	37%	40%
The coverage ratio for selected sectors has decreased from 4.5% as at 31 December 2020 to 2.1% as at 31 December 2021 due to improved macroeconomic outlook. Non Default coverage remains elevated as compared to Pre COVID level.
Exposure to UK Commercial Real Estate £8.5bn (2020: £9.9bn) remained stable and is predominantly in Stage1 82% (2020: 83%). The loan portfolio is well collateralised, hence a low coverage of 1% (ECL: £0.1bn). Exposure included in Stage 3 is 4% (2020: 4%) having a coverage ratio of 17% (2020: 20%).

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	129

Risk review: Credit risk
Risk performance continued
Movement in gross exposures and impairment allowance including provisions for loan commitments and financial guarantees
The following tables present a reconciliation of the opening to the closing balance of the exposure and impairment allowance. An explanation of the methodology used to determine credit impairment provisions is included in Note 7. Transfers between stages in the tables have been reflected as if they had taken place at the beginning of the year. The movements are measured over a 12-month period.

Loans and advances at amortised cost (audited)
	Stage 1		Stage 2		Stage 3		Total
	Gross exposure	ECL	Gross exposure	ECL	Gross exposure	ECL	Gross exposure	ECL
	£m	£m	£m	£m	£m	£m	£m	£m
Home loans
As at 1 January 2021	138,639	33	19,312	84	2,234	421	160,185	538
Transfers from Stage 1 to Stage 2	(7,672)	(2)	7,672	2	—	—	—	—
Transfers from Stage 2 to Stage 1	5,336	32	(5,336)	(32)	—	—	—	—
Transfers to Stage 3	(282)	—	(469)	(9)	751	9	—	—
Transfers from Stage 3	35	1	203	5	(238)	(6)	—	—
Business activity in the year[a]	32,744	7	1,243	5	4	—	33,991	12
Refinements to models used for calculation[b]	—	—	—	(4)	—	38	—	34
Net drawdowns, repayments, net re-measurement and movements due to exposure and risk parameter changes	(8,131)	(50)	(1,090)	12	(216)	(26)	(9,437)	(64)
Final repayments	(12,039)	(2)	(2,009)	(4)	(392)	(18)	(14,440)	(24)
Disposals[c]	(572)	—	(26)	—	—	—	(598)	—
Write-offs[d]	—	—	—	—	(21)	(21)	(21)	(21)
As at 31 December 2021[e]	148,058	19	19,500	59	2,122	397	169,680	475

Credit cards, unsecured loans and other retail lending
As at 1 January 2021	33,021	680	10,320	2,769	3,172	2,251	46,513	5,700
Transfers from Stage 1 to Stage 2	(1,894)	(78)	1,894	78	—	—	—	—
Transfers from Stage 2 to Stage 1	4,717	1,174	(4,717)	(1,174)	—	—	—	—
Transfers to Stage 3	(529)	(22)	(790)	(370)	1,319	392	—	—
Transfers from Stage 3	55	26	32	19	(87)	(45)	—	—
Business activity in the year[a]	7,842	119	257	62	42	19	8,141	200
Refinements to models used for calculation[b]	—	(5)	—	(33)	—	14	—	(24)
Net drawdowns, repayments, net re-measurement and movements due to exposure and risk parameter changes[f]	(2,793)	(1,030)	(848)	389	(165)	620	(3,806)	(21)
Final repayments	(2,579)	(40)	(498)	(39)	(212)	(92)	(3,289)	(171)
Disposals[c]	—	—	—	—	(287)	(205)	(287)	(205)
Write-offs[d]	—	—	—	—	(1,450)	(1,450)	(1,450)	(1,450)
As at 31 December 2021[e]	37,840	824	5,650	1,701	2,332	1,504	45,822	4,029

Wholesale loans
As at 1 January 2021	119,304	320	21,374	711	3,591	1,066	144,269	2,097
Transfers from Stage 1 to Stage 2	(6,115)	(19)	6,115	19	—	—	—	—
Transfers from Stage 2 to Stage 1	9,137	257	(9,137)	(257)	—	—	—	—
Transfers to Stage 3	(804)	(4)	(377)	(21)	1,181	25	—	—
Transfers from Stage 3	580	23	410	22	(990)	(45)	—	—
Business activity in the year[a]	34,804	95	1,774	18	283	50	36,861	163
Refinements to models used for calculation[b]	—	8	—	11	—	—	—	19
Net drawdowns, repayments, net re-measurement and movements due to exposure and risk parameter changes	(417)	(268)	721	(68)	(211)	67	93	(269)
Final repayments	(22,219)	(34)	(4,734)	(174)	(545)	(131)	(27,498)	(339)
Disposals[c]	(1,303)	(15)	(203)	(6)	(163)	(47)	(1,669)	(68)
Write-offs[d]	—	—	—	—	(365)	(365)	(365)	(365)
As at 31 December 2021[e]	132,967	363	15,943	255	2,781	620	151,691	1,238
Notes
a    Business activity in the year does not include additional drawdowns on the existing facility which are reported under 'Net drawdowns, repayments, net re-measurement and movements due to exposure and risk parameter changes'.
b    Refinements to models used for calculation include a £34m movement in Home loans, £24m in Credit cards, unsecured loans and other retail lending and £19m in Wholesale loans. These reflect methodology changes made during the year. Barclays continually review the output of models to determine accuracy of the ECL calculation including review of model monitoring, external benchmarking and experience of model operation over an extended period of time. This ensures that the models used continue to reflect the risks inherent across the businesses.

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	130

Risk review: Credit risk
Risk performance continued
c    The £598m disposals reported within Home loans relate to transfer of facilities to a non-consolidated special purpose vehicle for the purpose of securitisation. The £287m disposals reported within Credit cards, unsecured loans and other retail lending portfolio relate to debt sales undertaken during the year. The £1.7bn disposal reported within Wholesale loans includes a £1.0bn sale of Barclays Asset Finance and a £0.7bn of debt sales.
d    In 2021, gross write-offs amounted to £1,836m (2020: £1,964m) and post write-off recoveries amounted to £66m (2020: £35m). Net write-offs represent gross write-offs less post write-off recoveries and amounted to £1,770m (2020: £1,929m).
e    Other financial assets subject to impairment not included in the table above include cash collateral and settlement balances, financial assets at fair value through other comprehensive income and other assets. These have a total gross exposure of £155.2bn (December 2020: £180.3bn) and impairment allowance of £114m (December 2020: £165m). This comprises £6m ECL (December 2020: £11m) on £154.9bn Stage 1 assets (December 2020: £175.7bn), £1m (December 2020: £9m) on £157m Stage 2 fair value through other comprehensive income assets, cash collateral and settlement assets (December 2020: £4.4bn) and £107m (December 2020: £145m) on £110m Stage 3 other assets (December 2020: £154m).
f    Transfers and risk parameters change include a £0.3bn (2020: £0.6bn) net release in ECL arising from reclassification of £1.9bn (2020: £2.0bn) gross loans and advances from Stage 2 to Stage 1 in Credit cards, unsecured loans and other retail lending. The reclassification followed a review of back-testing of results which indicated that accuracy of origination probability of default characteristics require management adjustments to correct and was first established in Q220.

Reconciliation of ECL movement to credit impairment (release)/charge for the period	£m
Home loans	(42)
Credit cards, unsecured loans and other retail lending	(16)
Wholesale loans	(426)
ECL movement excluding assets derecognised due to disposals and write-offs	(484)
Recoveries and reimbursements[a]	240
Exchange and other adjustments[b]	123
Credit impairment release on loan commitments and financial guarantees	(514)
Credit impairment release on other financial assets[c]	(18)
Credit impairment release for the year	(653)
Notes
a    Recoveries and reimbursements includes a net reduction in amounts recoverable from financial guarantee contracts held with third parties of £306m and cash recoveries of previously written off amounts of £66m.
b    Includes foreign exchange and interest and fees in suspense.
c    Other financial assets subject to impairment not included in the table above include cash collateral and settlement balances, financial assets at fair value through other comprehensive income and other assets. These have a total gross exposure of £155.2bn (December 2020: £180.3bn) and impairment allowance of £114m (December 2020: £165m). This comprises £6m ECL (December 2020: £11m) on £154.9bn Stage 1 assets (December 2020: £175.7bn), £1m (December 2020: £9m) on £157m Stage 2 fair value through other comprehensive income assets, cash collateral and settlement assets (December 2020: £4.4bn) and £107m (December 2020: £145m) on £110m Stage 3 other assets (December 2020: £154m).

Loan commitments and financial guarantees (audited)
	Stage 1		Stage 2		Stage 3		Total
	Gross exposure	ECL	Gross exposure	ECL	Gross exposure	ECL	Gross exposure	ECL
	£m	£m	£m	£m	£m	£m	£m	£m
Home loans
As at 1 January 2021	11,861	—	516	—	5	—	12,382	—
Net transfers between stages	(131)	—	124	—	7	—	—	—
Business activity in the year	7,034	—	—	—	—	—	7,034	—
Net drawdowns, repayments, net re-measurement and movement due to exposure and risk parameter changes	(7,556)	—	(64)	—	(4)	—	(7,624)	—
Limit management and final repayments	(375)	—	(44)	—	(5)	—	(424)	—
As at 31 December 2021	10,833	—	532	—	3	—	11,368	—

Credit cards, unsecured loans and other retail lending
As at 1 January 2021	114,371	55	12,117	305	229	23	126,717	383
Net transfers between stages	5,769	206	(6,379)	(213)	610	7	—	—
Business activity in the year	11,206	—	430	—	2	—	11,638	—
Net drawdowns, repayments, net re-measurement and movement due to exposure and risk parameter changes	(742)	(207)	217	(24)	(526)	(10)	(1,051)	(241)
Limit management and final repayments	(7,785)	(4)	(667)	(7)	(97)	—	(8,549)	(11)
As at 31 December 2021	122,819	50	5,718	61	218	20	128,755	131

Wholesale loans
As at 1 January 2021	163,707	201	40,258	453	2,096	27	206,061	681
Net transfers between stages	8,227	221	(7,174)	(215)	(1,053)	(6)	—	—
Business activity in the year	44,085	14	4,658	102	10	—	48,753	116
Net drawdowns, repayments, net re-measurement and movement due to exposure and risk parameter changes	8,819	(229)	(151)	7	515	(11)	9,183	(233)
Limit management and final repayments	(46,348)	(40)	(9,026)	(106)	(491)	(7)	(55,865)	(153)
As at 31 December 2021	178,490	167	28,565	241	1,077	3	208,132	411

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	131

Risk review: Credit risk
Risk performance continued

Loans and advances at amortised cost (audited)
	Stage 1		Stage 2		Stage 3		Total
	Gross exposure	ECL	Gross exposure	ECL	Gross exposure	ECL	Gross exposure	ECL
	£m	£m	£m	£m	£m	£m	£m	£m
Home loans
As at 1 January 2020	135,713	22	17,043	64	2,155	346	154,911	432
Transfers from Stage 1 to Stage 2	(8,724)	(1)	8,724	1	—	—	—	—
Transfers from Stage 2 to Stage 1	4,618	14	(4,618)	(14)	—	—	—	—
Transfers to Stage 3	(308)	—	(420)	(10)	728	10	—	—
Transfers from Stage 3	47	1	219	2	(266)	(3)	—	—
Business activity in the year[a]	22,548	7	714	2	4	—	23,266	9
Refinements to models used for calculation[b]	—	—	—	—	—	—	—	—
Net drawdowns, repayments, net re-measurement and movements due to exposure and risk parameter changes	(6,195)	(9)	(841)	42	(57)	105	(7,093)	138
Final repayments	(9,060)	(1)	(1,509)	(3)	(308)	(15)	(10,877)	(19)
Disposals[c]	—	—	—	—	—	—	—	—
Write-offs[d]	—	—	—	—	(22)	(22)	(22)	(22)
As at 31 December 2020[e]	138,639	33	19,312	84	2,234	421	160,185	538

Credit cards, unsecured loans and other retail lending
As at 1 January 2020	46,012	542	10,759	2,007	3,409	2,335	60,180	4,884
Transfers from Stage 1 to Stage 2	(6,571)	(134)	6,571	134	—	—	—	—
Transfers from Stage 2 to Stage 1	3,080	482	(3,080)	(482)	—	—	—	—
Transfers to Stage 3	(712)	(25)	(1,162)	(398)	1,874	423	—	—
Transfers from Stage 3	76	39	67	12	(143)	(51)	—	—
Business activity in the year[a]	5,598	67	324	83	59	28	5,981	178
Refinements to models used for calculation[b]	—	13	—	296	—	—	—	309
Net drawdowns, repayments, net re-measurement and movements due to exposure and risk parameter changes[f]	(9,678)	(229)	(2,706)	1,174	(10)	1,353	(12,394)	2,298
Final repayments	(3,291)	(67)	(270)	(37)	(204)	(84)	(3,765)	(188)
Disposals[c]	(1,493)	(8)	(183)	(20)	(204)	(144)	(1,880)	(172)
Write-offs[d]	—	—	—	—	(1,609)	(1,609)	(1,609)	(1,609)
As at 31 December 2020[e]	33,021	680	10,320	2,769	3,172	2,251	46,513	5,700

Wholesale loans
As at 1 January 2020	117,541	143	10,432	302	2,359	547	130,332	992
Transfers from Stage 1 to Stage 2	(12,531)	(35)	12,531	35	—	—	—	—
Transfers from Stage 2 to Stage 1	4,121	40	(4,121)	(40)	—	—	—	—
Transfers to Stage 3	(1,137)	(4)	(875)	(58)	2,012	62	—	—
Transfers from Stage 3	471	22	247	13	(718)	(35)	—	—
Business activity in the year[a]	27,863	46	2,336	149	634	85	30,833	280
Refinements to models used for calculation[b]	—	—	—	—	—	—	—	—
Net drawdowns, repayments, net re-measurement and movements due to exposure and risk parameter changes	13,828	130	3,811	339	(64)	799	17,575	1,268
Final repayments	(28,458)	(22)	(2,977)	(29)	(299)	(59)	(31,734)	(110)
Disposals[c]	(2,394)	—	(10)	—	—	—	(2,404)	—
Write-offs[d]	—	—	—	—	(333)	(333)	(333)	(333)
As at 31 December 2020[e]	119,304	320	21,374	711	3,591	1,066	144,269	2,097
Notes
a    Business activity in the year does not include additional drawdowns on the existing facility which are reported under 'Net drawdowns, repayments, net re-measurement and movements due to exposure and risk parameter changes'.
b    Refinements to models used for calculation include a £309m adjustment which largely represents model remediation for over recovery of debt in UK unsecured lending. Barclays continually review the output of models to determine accuracy of the ECL calculation including review of model monitoring, external benchmarking and experience of model operation over an extended period of time. This ensures that the models used continue to reflect the risks inherent across the businesses.
c    The £1.9bn disposals reported within Credit cards, unsecured loans and other retail lending portfolio includes £1.7bn sale of motor financing business within the Barclays Partner Finance business and £0.2bn relate to debt sales undertaken during the year. The £2.4bn disposal reported within Wholesale loans include sale of debt securities as part of the Group Treasury operations.
d     In 2020, gross write-offs amounted to £1,964m (2019: £1,883m) and post write-off recoveries amounted to £35m (2019: £124m). Net write-offs represent gross write-offs less post write-off recoveries and amounted to £1,929m (2019: £1,759m).

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	132

Risk review: Credit risk
Risk performance continued
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
f    Transfers and risk parameter changes has seen an ECL increase which is materially driven by stage migration in response to the macroeconomic scenario updates, partially offset by a net release in ECL of £0.6bn due to a reclassification of £2.0bn gross loans and advances from Stage 2 to Stage 1 in credit cards and unsecured loans. The reclassification followed a review of back-testing of results which indicated that origination probability of default characteristics were unnecessarily moving Stage 1 accounts into Stage 2.

Reconciliation of ECL movement to credit impairment charge/(release) for the period	£m
Home loans	128
Credit cards, unsecured loans and other retail lending	2,597
Wholesale loans	1,438
ECL movement excluding assets derecognised due to disposals and write-offs	4,163
Recoveries and reimbursements[a]	(399)
Exchange and other adjustments[b]	145
Credit impairment charge on loan commitments and financial guarantees	776
Credit impairment charge on other financial assets[c]	153
Credit impairment charge for the year	4,838
Notes
a    Recoveries and reimbursements includes £364m for reimbursements expected to be received under the arrangement where Group has entered into financial guarantee contracts which provide credit protection over certain loan assets with third parties. Cash recoveries of previously written off amounts to £35m.
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

Loan commitments and financial guarantees (audited)
	Stage 1		Stage 2		Stage 3		Total
	Gross exposure	ECL	Gross exposure	ECL	Gross exposure	ECL	Gross exposure	ECL
	£m	£m	£m	£m	£m	£m	£m	£m
Home loans
As at 1 January 2020	9,542	—	500	—	4	—	10,046	—
Net transfers between stages	(82)	—	78	—	4	—	—	—
Business activity in the year	7,975	—	—	—	—	—	7,975	—
Net drawdowns, repayments, net re-measurement and movement due to exposure and risk parameter changes	(5,332)	—	(27)	—	(2)	—	(5,361)	—
Limit management and final repayments	(242)	—	(35)	—	(1)	—	(278)	—
As at 31 December 2020	11,861	—	516	—	5	—	12,382	—

Credit cards, unsecured loans and other retail lending
As at 1 January 2020	125,759	35	6,238	71	250	14	132,247	120
Net transfers between stages	(5,477)	43	4,725	(40)	752	(3)	—	—
Business activity in the year	5,214	2	158	3	2	1	5,374	6
Net drawdowns, repayments, net re-measurement and movement due to exposure and risk parameter changes	1,298	(22)	1,636	272	(671)	15	2,263	265
Limit management and final repayments	(12,423)	(3)	(640)	(1)	(104)	(4)	(13,167)	(8)
As at 31 December 2020	114,371	55	12,117	305	229	23	126,717	383

Wholesale loans
As at 1 January 2020	185,839	62	12,447	99	681	41	198,967	202
Net transfers between stages	(28,325)	67	27,319	(72)	1,006	5	—	—
Business activity in the year	42,917	32	4,708	102	774	2	48,399	136
Net drawdowns, repayments, net re-measurement and movement due to exposure and risk parameter changes	13,637	47	(44)	338	(69)	(20)	13,524	365
Limit management and final repayments	(50,361)	(7)	(4,172)	(14)	(296)	(1)	(54,829)	(22)
As at 31 December 2020	163,707	201	40,258	453	2,096	27	206,061	681

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	133

Risk review: Credit risk
Risk performance continued
Stage 2 decomposition

Loans and advances at amortised cost[a]
	2021		2020
	Gross exposure	Impairment allowance	Gross exposure	Impairment allowance
As at 31 December	£m	£m	£m	£m
Quantitative test	29,096	1,612	36,754	3,252
Qualitative test	10,891	372	11,865	273
30 days past due backstop	1,106	31	2,387	39
Total Stage 2	41,093	2,015	51,006	3,564
Note
a    Where balances satisfy more than one of the above three criteria for determining a significant increase in credit risk, the corresponding gross exposure and ECL has been assigned in order of categories presented.
Stage 2 exposures are predominantly identified using quantitative tests where the lifetime PD has deteriorated more than a pre-determined amount since origination during the year driven by changes in macroeconomic variables. This is augmented by inclusion of accounts meeting the designated high risk criteria (including watchlist) for the portfolio under the qualitative test. Qualitative tests predominantly include £8.3bn (2020: £8.5bn) in Barclays UK of which £6.8bn (2020: £7.1bn) relates to UK Home Finance, £1.0bn (2020: £1.0bn) relates to Business Banking and £0.2bn (2020: £0.1bn) relates to Barclaycard UK. A further £2.6bn (2020: £3.3bn) relates to Barclays International of which £1.4bn (2020: £2.0bn) relates to Corporate and Investment Bank and £1.1bn (2020: £1.0bn) relates to Consumer, Cards and Payments.
A small number of other accounts (2% of impairment allowances and 3% of gross exposure) are included in Stage 2. These accounts are not otherwise identified by the quantitative or qualitative tests but are more than 30 days past due. The percentage triggered by these backstop criteria is a measure of the effectiveness of the Stage 2 criteria in identifying deterioration prior to delinquency. These balances include items in the Corporate and Investment Bank for reasons such as outstanding interest and fees rather than principal balances.
For further detail on the three criteria for determining a significant increase in credit risk required for Stage 2 classification, refer to Note 7.
Stage 3 decomposition

Loans and advances at amortised cost
	2021		2020
	Gross exposure	Impairment allowance	Gross exposure	Impairment allowance
As at 31 December	£m	£m	£m	£m
Exposures not charged-off including within cure period[a]	3,894	657	3,773	831
Exposures individually assessed or in recovery book[b]	3,341	1,864	5,224	2,907
Total Stage 3	7,235	2,521	8,997	3,738
Notes
a    Includes £2.9bn (2020: £2.6bn) of gross exposure in a cure period that must remain in Stage 3 for a minimum of 12 months before moving to Stage 2.
b    Exposures individually assessed or in recovery book cannot cure out of Stage 3.

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	134

Risk review: Credit risk
Risk performance continued
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
Total management adjustments to impairment allowance are presented by product below:

Overview of management adjustments to models for impairment allowance (audited)[a]
	2021		2020
	Management adjustments to impairment allowances	Proportion of total impairment allowances	Management adjustments to impairment allowances	Proportion of total impairment allowances

As at 31 December	£m	%	£m	%
Home loans	103	21.7	131	24.3
Credit cards, unsecured loans and other retail lending	1,362	32.7	1,234	20.3
Wholesale loans	21	1.3	23	0.8
Total	1,486	23.6	1,388	14.8
Note
a    Positive values reflect an increase in impairment allowance and negative values reflect a reduction in the impairment allowance.

Management adjustments to models are presented by product below: (audited)[a]
	Impairment allowance pre management adjustments[b]	Economic uncertainty adjustments(a)	Other adjustments(b)	Total adjustments(a+b)	Total impairment allowance[c]

As at 31 December 2021	£m	£m	£m	£m	£m
Home loans	372	72	31	103	475
Credit cards, unsecured loans and other retail lending	2,798	1,217	145	1,362	4,160
Wholesale loans[d]	1,628	403	(382)	21	1,649
Total	4,798	1,692	(206)	1,486	6,284

As at 31 December 2020	£m	£m	£m	£m	£m
Home loans	407	21	110	131	538
Credit cards, unsecured loans and other retail lending	4,849	1,625	(391)	1,234	6,083
Wholesale loans[d]	2,755	421	(398)	23	2,778
Total	8,011	2,067	(679)	1,388	9,399
Notes
a    Positive values reflect an increase in impairment allowance and negative values reflect a reduction in the impairment allowance.
b    Includes £4.1bn (2020: £6.8bn) of modelled ECL, £0.5bn (2020: £0.9bn) of individually assessed impairments and £0.2bn (2020: £0.3bn) ECL from non-modelled exposures.
c    Total impairment allowance consist of ECL stock on drawn and undrawn exposure.
d    Other adjustments include £(0.4)bn related to Bounce Back Loan government guarantees in 2021. In the prior year, the adjustment was £(0.1)bn) and was presented under economic uncertainty.

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	135

Risk review: Credit risk
Risk performance continued
Economic uncertainty adjustments
Throughout the COVID-19 pandemic in 2020 and 2021, macroeconomic forecasts anticipated lasting impacts to unemployment levels and customer and client stress. More recent macroeconomic forecasts indicated that the outlook has improved, with measures of government and bank support having tapered down and no material deterioration in customer delinquencies observed to date. However, the degree of economic uncertainty remains relatively high: credit deterioration may still occur when support measures are fully withdrawn across geographies; emerging supply chain disruption and inflationary pressures may challenge economic stability; and economic consensus may not capture the range of economic uncertainty associated with fast moving new COVID-19 variants such as Omicron.
Given this backdrop, management has recognised economic uncertainty adjustments to modelled outputs to address these sources of uncertainties and ensure that the potential impacts of stress are provided for. This uncertainty continues to be captured in two distinct ways. Firstly, customer uncertainty: the identification of customers and clients who may be more vulnerable to the withdrawal of support schemes and emerging economic instability; and secondly, model uncertainty: to capture the impact from model limitations and sensitivities to specific macroeconomic parameters which are applied at a portfolio level.
The economic uncertainty adjustments of £1.7bn (2020: £2.1bn) includes customer and client uncertainty provisions of £1.5bn (2020: £1.7bn) and model uncertainty provisions of £0.2bn (2020: £0.4bn).
Customer uncertainty provisions comprises:
a. An adjustment of £0.4bn (2020: £0.7bn) to adjust the probability of default (PDs) to pre-COVID-19 levels to offset the temporary improvement to PDs in light of reduced customer spend behaviour and support measures. The decrease of £0.3bn is primarily driven by some normalisation of customer spending behaviour during the year resulting in a partial release of the PMA.
b. A vulnerable customer adjustment of £1.1bn (2020: £1.0bn) has been applied to customers and clients considered potentially vulnerable to the withdrawal of support schemes and emerging economic instability against which lifetime coverage is applied. This is split between credit cards, unsecured loans and other retail lending of £0.8bn (2020: £0.8bn) and wholesale loans of £0.3bn (2020: £0.2bn). The latter includes an adjustment of £0.1bn (2020: nil) to reflect possible cross default risk on Barclays lending in respect of clients who have taken bounce back loans.
Model uncertainty provisions reduced by £0.2bn reflecting an update in adjustment in response to the modelled provisions following the update in the Q421 scenarios.
Other adjustments
Other adjustments are operational in nature and are expected to remain in place until they can be corrected in the underlying models. These adjustments result from data limitations and model performance related issues identified through established governance processes. The quantum of adjustments reduced in response to the Q421 scenarios as well as model enhancements made during the year. Material adjustments consists of the following:
Home loans: The low average LTV nature of the UK Home Loans portfolio means that modelled ECL estimates are low and do not reflect the tail risk with severe economic stress. An adjustment is made to maintain an appropriate level of ECL informed by model monitoring.
Credit cards, unsecured loans and other retail lending: Includes an adjustment for model inaccuracies informed by model monitoring and a reclassification of loans and advances from Stage 2 to Stage 1 in credit cards. The reclassification followed a review of back-testing results which indicated that accuracy of origination probability of default characteristics require management adjustments to correct and was first established in Q220. This adjustment has reduced driven by the improved macroeconomic scenarios in Q421 and the reduction in exposure on this portfolio.
Wholesale loans: Materially comprises of an adjustment applied on bounce back loans of £(0.4)bn to reverse out the modelled charge which does not consider the government guarantee when calculating the ECL.
Management adjustments of £(0.4)bn within wholesale loans in 2020 primarily comprised an adjustment to offset modelled ECL output in the Investment Bank to limit excessive ECL sensitivity to the macroeconomic variable for Federal Tax Receipts.

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	136

Risk review: Credit risk
Risk performance continued
Measurement uncertainty and sensitivity analysis
Management has applied economic uncertainty and other adjustments to modelled ECL outputs. Economic uncertainty adjustments reflect the potential vulnerability of specific customers and clients who may be more vulnerable to the full withdrawal of support and emerging economic instability and the degree to which economic consensus may not have captured the range of economic uncertainty associated with new variants of COVID-19. As a result, ECL is higher than would be the case if it were based on forecast economic scenarios alone.
The measurement of modelled ECL involves complexity and judgement, including estimation of probabilities of default (PD), loss given default (LGD), a range of unbiased future economic scenarios, estimation of expected lives, estimation of exposures at default (EAD) and assessing significant increases in credit risk. The Group uses a five-scenario model to calculate ECL. An external consensus forecast is assembled from key sources, including HM Treasury (short and medium term forecasts), Bloomberg (based on median of economic forecasts) and the Urban Land Institute (for US House Prices), which forms the Baseline scenario. In addition, two adverse scenarios (Downside 1 and Downside 2) and two favourable scenarios (Upside 1 and Upside 2) are derived, with associated probability weightings. The adverse scenarios are calibrated to a broadly similar severity to Barclays’ internal stress tests and stress scenarios provided by regulators whilst also considering IFRS 9 specific sensitivities and non-linearity. The favourable scenarios are designed to reflect plausible upside risks to the Baseline scenario which are broadly consistent with the economic narrative approved by the Senior Scenario Review Committee. All scenarios are regenerated at a minimum semi-annually. The scenarios include eight key economic variables (GDP, unemployment, House Price Index (HPI) and base rates in both the UK and US markets), and expanded variables using statistical models based on historical correlations. The upside and downside shocks are designed to evolve over a five-year stress horizon, with all five scenarios converging to a steady state after approximately eight years.
Scenarios used to calculate the Group’s ECL charge were reviewed and updated regularly throughout 2021, following the continuation of the COVID-19 pandemic throughout the year, including the emergence of the Omicron variant and the global vaccination rollout. The current Baseline scenario reflects the latest consensus economic forecasts; the steady recovery in GDP in both the UK and US continues with UK GDP returning to pre-COVID-19 pandemic levels by Q222. UK unemployment peaks at 5.0% in Q122 and US unemployment continues to decline. In the Downside 2 scenario, inflation continues to accelerate and the UK bank rate is increased to 4.0% and the US federal funds rate is increased to 3.5%, by the end of 2022, leading to a further downturn in GDP until Q323. Unemployment peaks in Q323 at 9.2% in the UK and 9.5% in the US. In the Upside 2 scenario, inflation expectations and global energy prices stabilise and GDP growth rises as COVID-19 risks continue to decline helping to release more of the pent-up demand and accumulated household savings into the economy. Unemployment rates decline gradually.
The methodology for estimating probability weights used in calculating ECL involves simulating a range of future paths for UK and US GDP using historical data. The five scenarios are mapped against the distribution of these future paths, with the median centred around the Baseline such that scenarios further from the Baseline attract a lower weighting. A single set of five scenarios is used across all portfolios and all five weights are normalised to equate to 100%. The same scenarios and weights that are used in the estimation of expected credit losses are also used for Barclays' internal planning purposes. The impacts across the portfolios are different because of the sensitivities of each of the portfolios to specific macroeconomic variables, for example, mortgages are highly sensitive to house prices, credit cards and unsecured consumer loans are highly sensitive to unemployment.
The changes to the scenario weights in 2021 primarily reflect changes made to the severity of the scenarios. The Downside 2 scenario has been aligned with the internal stress test, which is informed by a weaker GDP outlook. The effect of this is to move the Downside 2 scenario further away from the Baseline, resulting in a lower weighting. For further details see page 140..
Although the macroeconomic outlook has improved, the level of uncertainty remains relatively high. A key judgement is the extent to which economic uncertainty experienced throughout the COVID-19 pandemic now reflects additional challenges, namely inflationary pressures and global supply chain disruptions. Inflationary headwinds have yet to materially impact customer affordability and corporate profitability data. A balanced approach has therefore been adopted in the sizing of expert judgements as we move away from a period characterised by significant customer support.
The economic uncertainty adjustments of £1.7bn (2021: £2.1bn) have been applied as overlays to the modelled ECL output. These adjustments consist of a customer and client uncertainty provision of £1.5bn (2021: £1.7bn) and a model uncertainty provision of £0.2bn (2021: £0.4bn). For further details see pages 135 to 136.
The tables below show the key macroeconomic variables used in the five scenarios (5 year annual paths), the probability weights applied to each scenario and the macroeconomic variables by scenario using ‘specific bases’ i.e. the most extreme position of each variable in the context of the scenario, for example, the highest unemployment for downside scenarios and the lowest unemployment for upside scenarios. 5-year average tables and movement over time graphs provide additional transparency. Annual paths show quarterly averages for the year (unemployment and base rate) or change in the year (GDP and HPI).

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	137

Risk review: Credit risk
Risk performance continued

Baseline average macroeconomic variables used in the calculation of ECL
	2021	2022	2023	2024	2025
As at 31 December 2021%		%	%	%	%
UK GDP[a]	6.2	4.9	2.3	1.9	1.7
UK unemployment[b]	4.8	4.7	4.5	4.3	4.2
UK HPI[c]	4.7	1.0	1.9	1.9	2.3
UK bank rate	0.1	0.8	1.0	1.0	0.8
US GDP[a]	5.5	3.9	2.6	2.4	2.4
US unemployment[d]	5.5	4.2	3.6	3.6	3.6
US HPI[e]	11.8	4.5	5.2	4.9	5.0
US federal funds rate	0.2	0.3	0.9	1.2	1.3

	2020	2021	2022	2023	2024
As at 31 December 2020%		%	%	%	%
UK GDP[a]	(10.1)	6.3	3.3	2.6	2.0
UK unemployment[b]	4.5	6.7	6.4	5.8	5.1
UK HPI[c]	6.1	2.4	2.3	5.0	2.4
UK bank rate	0.2	0.0	(0.1)	0.0	0.1
US GDP[a]	(4.4)	3.9	3.1	2.9	2.9
US unemployment[d]	8.4	6.9	5.7	5.6	5.6
US HPI[e]	2.3	2.8	4.7	4.7	4.7
US federal funds rate	0.5	0.3	0.3	0.3	0.4

Downside 2 average macroeconomic variables used in the calculation of ECL
	2021	2022	2023	2024	2025
As at 31 December 2021%		%	%	%	%
UK GDP[a]	6.2	0.2	(4.0)	2.8	4.3
UK unemployment[b]	4.8	7.2	9.0	7.6	6.3
UK HPI[c]	4.7	(14.3)	(21.8)	11.9	15.2
UK bank rate	0.1	2.2	3.9	3.1	2.2
US GDP[a]	5.5	(0.8)	(3.5)	2.5	3.2
US unemployment[d]	5.5	6.4	9.1	8.1	6.4
US HPI[e]	11.8	(6.6)	(9.0)	5.9	6.7
US federal funds rate	0.2	2.1	3.4	2.6	2.0

	2020	2021	2022	2023	2024
As at 31 December 2020%		%	%	%	%
UK GDP[a]	(10.1)	(3.9)	6.5	2.6	1.4
UK unemployment[b]	4.5	8.0	9.3	7.8	6.3
UK HPI[c]	6.1	(13.6)	(10.8)	0.5	1.5
UK bank rate	0.2	(0.2)	(0.2)	(0.1)	(0.1)
US GDP[a]	(4.4)	(2.4)	3.6	2.1	2.0
US unemployment[d]	8.4	13.4	11.9	10.1	8.2
US HPI[e]	2.3	(17.2)	(0.7)	0.6	1.3
US federal funds rate	0.5	0.3	0.3	0.3	0.3
Notes
a    Average Real GDP seasonally adjusted change in year.
b    Average UK unemployment rate 16-year+.
c    Change in year end UK HPI = Halifax All Houses, All Buyers index, relative to prior year end.
d    Average US civilian unemployment rate 16-year+.
e    Change in year end US HPI = FHFA house price index, relative to prior year end.

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	138

Risk review: Credit risk
Risk performance continued

Downside 1 average macroeconomic variables used in the calculation of ECL
	2021	2022	2023	2024	2025
As at 31 December 2021%		%	%	%	%
UK GDP[a]	6.2	2.8	(0.7)	2.3	2.9
UK unemployment[b]	4.8	6.2	6.8	6.0	5.3
UK HPI[c]	4.7	(6.8)	(10.5)	6.9	8.6
UK bank rate	0.1	1.6	2.7	2.3	1.6
US GDP[a]	5.5	1.6	(0.4)	2.4	2.7
US unemployment[d]	5.5	5.4	6.6	6.1	5.2
US HPI[e]	11.8	(1.2)	(2.1)	4.8	5.2
US federal funds rate	0.2	1.3	2.3	2.1	1.8

	2020	2021	2022	2023	2024
As at 31 December 2020%		%	%	%	%
UK GDP[a]	(10.1)	0.1	6.6	3.2	1.8
UK unemployment[b]	4.5	7.3	8.0	6.9	5.8
UK HPI[c]	6.1	(6.7)	(3.5)	1.7	2.0
UK bank rate	0.2	(0.1)	(0.1)	0.0	0.0
US GDP[a]	(4.4)	0.4	3.6	2.3	2.2
US unemployment[d]	8.4	11.0	8.9	6.9	6.1
US HPI[e]	2.3	(5.9)	1.8	2.6	3.6
US federal funds rate	0.5	0.3	0.3	0.3	0.3

Upside 2 average macroeconomic variables used in the calculation of ECL
	2021	2022	2023	2024	2025
As at 31 December 2021%		%	%	%	%
UK GDP[a]	6.2	7.2	4.0	2.7	2.1
UK unemployment[b]	4.8	4.5	4.1	4.0	4.0
UK HPI[c]	4.7	8.5	9.0	5.2	4.2
UK bank rate	0.1	0.2	0.5	0.5	0.3
US GDP[a]	5.5	5.3	4.1	3.5	3.4
US unemployment[d]	5.5	3.9	3.4	3.3	3.3
US HPI[e]	11.8	10.6	8.5	7.2	6.6
US federal funds rate	0.2	0.3	0.4	0.7	1.0

	2020	2021	2022	2023	2024
As at 31 December 2020%		%	%	%	%
UK GDP[a]	(10.1)	12.2	5.3	3.9	2.9
UK unemployment[b]	4.5	6.2	5.5	4.8	4.4
UK HPI[c]	6.1	6.6	10.4	10.8	7.3
UK bank rate	0.2	0.1	0.3	0.3	0.5
US GDP[a]	(4.4)	7.1	4.6	4.0	3.5
US unemployment[d]	8.4	5.5	4.3	4.1	4.1
US HPI[e]	2.3	8.8	9.1	8.9	7.5
US federal funds rate	0.5	0.3	0.4	0.6	0.9
Notes
a    Average Real GDP seasonally adjusted change in year.
b    Average UK unemployment rate 16-year+.
c    Change in year end UK HPI = Halifax All Houses, All Buyers index, relative to prior year end.
d    Average US civilian unemployment rate 16-year+.
e    Change in year end US HPI = FHFA house price index, relative to prior year end.

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	139

Risk review: Credit risk
Risk performance continued

Upside 1 average macroeconomic variables used in the calculation of ECL
	2021	2022	2023	2024	2025
As at 31 December 2021%		%	%	%	%
UK GDP[a]	6.2	6.0	3.1	2.3	1.9
UK unemployment[b]	4.8	4.6	4.3	4.2	4.1
UK HPI[c]	4.7	5.0	5.0	3.9	3.3
UK bank rate	0.1	0.6	0.8	0.8	0.5
US GDP[a]	5.5	4.6	3.4	2.9	2.9
US unemployment[d]	5.5	4.0	3.5	3.5	3.5
US HPI[e]	11.8	8.3	7.0	6.0	5.7
US federal funds rate	0.2	0.3	0.6	1.0	1.1

	2020	2021	2022	2023	2024
As at 31 December 2020%		%	%	%	%
UK GDP[a]	(10.1)	9.3	3.9	3.4	2.5
UK unemployment[b]	4.5	6.4	6.0	5.2	4.7
UK HPI[c]	6.1	4.6	6.1	6.1	4.7
UK bank rate	0.2	0.1	0.1	0.3	0.3
US GDP[a]	(4.4)	5.5	4.0	3.7	3.3
US unemployment[d]	8.4	6.0	4.8	4.6	4.6
US HPI[e]	2.3	6.8	6.7	6.3	5.6
US federal funds rate	0.5	0.3	0.3	0.5	0.8
Notes
a    Average Real GDP seasonally adjusted change in year.
b    Average UK unemployment rate 16-year+.
c    Change in year end UK HPI = Halifax All Houses, All Buyers index, relative to prior year end.
d    Average US civilian unemployment rate 16-year+.
e    Change in year end US HPI = FHFA house price index, relative to prior year end.

Scenario probability weighting (audited)
	Upside 2	Upside 1	Baseline	Downside 1	Downside 2
	%	%	%	%	%
As at 31 December 2021
Scenario probability weighting	20.9	27.2	30.1	14.8	7.0
As at 31 December 2020
Scenario probability weighting	20.2	24.2	24.7	15.5	15.4
Specific bases shows the most extreme position of each variable in the context of the scenario, for example, the highest unemployment for downside scenarios, average unemployment for baseline scenarios and lowest unemployment for upside scenarios. GDP and HPI downside and upside scenario data represents the lowest and highest points relative to the start point in the 20 quarter period.

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	140

Risk review: Credit risk
Risk performance continued

Macroeconomic variables (specific bases)[a]
	Upside 2	Upside 1	Baseline	Downside 1	Downside 2
As at 31 December 2021%		%	%	%	%
UK GDP[b]	21.4	18.3	3.4	(1.6)	(1.6)
UK unemployment[c]	4.0	4.1	4.5	7.0	9.2
UK HPI[d]	35.7	23.8	2.4	(12.7)	(29.9)
UK bank rate	0.1	0.1	0.7	2.8	4.0
US GDP[b]	22.8	19.6	3.4	1.5	(1.3)
US unemployment[c]	3.3	3.5	4.1	6.8	9.5
US HPI[d]	53.3	45.2	6.2	2.2	(5.0)
US federal funds rate	0.1	0.1	0.8	2.3	3.5

As at 31 December 2020
UK GDP[b]	14.2	8.8	0.7	(22.1)	(22.1)
UK unemployment[c]	4.0	4.0	5.7	8.4	10.1
UK HPI[d]	48.2	30.8	3.6	(4.5)	(18.3)
UK bank rate	0.1	0.1	0.0	0.6	0.6
US GDP[b]	15.7	12.8	1.6	(10.6)	(10.6)
US unemployment[c]	3.8	3.8	6.4	13.0	13.7
US HPI[d]	42.2	30.9	3.8	(3.7)	(15.9)
US federal funds rate	0.1	0.1	0.3	1.3	1.3
Average basis represents the average quarterly value of variables in the 20 quarter period with GDP and HPI based on yearly average and quarterly CAGRs respectively.

Macroeconomic variables (5 year averages)[a]
	Upside 2	Upside 1	Baseline	Downside 1	Downside 2
As at 31 December 2021%		%	%	%	%
UK GDP[e]	4.4	3.9	3.4	2.7	1.8
UK unemployment[f]	4.3	4.4	4.5	5.8	7.0
UK HPI[g]	6.3	4.4	2.4	0.3	(2.0)
UK bank rate	0.3	0.5	0.7	1.7	2.3
US GDP[e]	4.4	3.9	3.4	2.4	1.3
US unemployment[f]	3.9	4.0	4.1	5.7	7.1
US HPI[g]	8.9	7.7	6.2	3.6	1.4
US federal funds rate	0.5	0.6	0.8	1.5	2.1

As at 31 December 2020
UK GDP[e]	2.5	1.6	0.7	0.1	(0.9)
UK unemployment[f]	5.0	5.3	5.7	6.5	7.2
UK HPI[g]	8.2	5.5	3.6	(0.2)	(3.6)
UK bank rate	0.3	0.2	0.0	0.0	(0.1)
US GDP[e]	2.9	2.4	1.6	0.8	0.1
US unemployment[f]	5.3	5.7	6.4	8.3	10.4
US HPI[g]	7.3	5.5	3.8	0.8	(3.0)
US federal funds rate	0.5	0.5	0.3	0.3	0.3
Notes
a    UK GDP = Real GDP growth seasonally adjusted; UK unemployment = UK unemployment rate 16-year+; UK HPI = Halifax All Houses, All Buyers Index; US GDP = Real GDP growth seasonally adjusted; US unemployment = US civilian unemployment rate 16-year+; US HPI = FHFA house price index. 20 quarter period starts from Q121 (2020: Q120).
b    Maximum growth relative to Q420 (2020: Q419), based on 20 quarter period in Upside scenarios; 5-year yearly average CAGR in Baseline; minimum growth relative to Q420 (2020: Q419), based on 20 quarter period in Downside scenarios.
c    Lowest quarter in Upside scenarios; 5-year average in Baseline; highest quarter in Downside scenarios. Period based on 20 quarters from Q121 (2020: Q120).
d    Maximum growth relative to Q420 (2020: Q419), based on 20 quarter period in Upside scenarios; 5-year quarter end CAGR in Baseline; minimum growth relative to Q420 (2020: Q419), based on 20 quarter period in Downside scenarios.
e    5-year yearly average CAGR, starting 2020 (2020: 2019).
f    5-year average, Period based on 20 quarters from Q121 (2020: Q120).
g    5-year quarter end CAGR, starting Q420 (2020: Q419).

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	141

Risk review: Credit risk
Risk performance continued
The graphs below plot the historical data for GDP growth rate and unemployment rate in the UK and US as well as the forecasted data under each of the five scenarios.

UK GDP

%
30
20
10
0
-10
-20
-30
2017
2019
2021
2023
2025
2027
2029

UK unemployment

%
12
10
8
6
4
2
0
2017
2019
2021
2023
2025
2027
2029

US GDP

%
15
10
5
0
-5
-10
-15
2017
2019
2021
2023
2025
2027
2029

US unemployment

%
16
14
12
10
8
6
4
2
0
2017
2019
2021
2023
2025
2027
2029

GDP growth based on year on year growth each quarter (Q/(Q-4)).

ECL under 100% weighted scenarios for modelled portfolios (audited)
The table below shows the ECL assuming scenarios have been 100% weighted. Model exposures are allocated to a stage based on the individual scenario rather than through a probability-weighted approach as required for Barclays reported impairment allowances. As a result, it is not possible to back solve to the final reported weighted ECL from the individual scenarios as a balance may be assigned to a different stage dependent on the scenario. Model exposure uses exposure at default (EAD) values and is not directly comparable to gross exposure used in prior disclosures. For Credit cards, unsecured loans and other retail lending, an average EAD measure is used (12-month or lifetime, depending on stage allocation in each scenario). Therefore, the model exposure movement into Stage 2 is higher than the corresponding Stage 1 reduction.
All ECL using a model is included, with the exception of Treasury assets (£3.9m of ECL). Non-modelled exposures and management adjustments are excluded. For information on management adjustments, please see pages 135 to 136.
Model exposures allocated to Stage 3 do not change in any of the scenarios as the transition criteria relies only on observable evidence of default as at 31 December 2021 and not on macroeconomic scenarios.
The Downside 2 scenario represents a severe global recession with substantial falls in both UK and US GDP. Unemployment in UK markets rises towards 9.2% and US markets rises towards 9.5% and there are substantial falls in asset prices including housing. Under the Downside 2 scenario, model exposure moves between stages as the economic environment weakens. This can be seen in the movement of £23.6bn of model exposure into Stage 2 between the Weighted and Downside 2 scenario. ECL increases in Stage 2 predominantly due to unsecured portfolios as economic conditions deteriorate.

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	142

Risk review: Credit risk
Risk performance continued

	Scenarios
As at 31 December 2021	Weighted	Upside 2	Upside 1	Baseline	Downside 1	Downside 2
Stage 1 Model exposure (£m)
Home loans	137,279	139,117	138,424	137,563	135,544	133,042
Credit cards, unsecured loans and other retail lending	45,503	46,170	45,963	45,751	43,131	38,820
Wholesale loans	174,249	177,453	176,774	175,451	169,814	161,998
Stage 1 Model ECL (£m)
Home loans	4	2	2	3	6	14
Credit cards, unsecured loans and other retail lending	324	266	272	279	350	418
Wholesale loans	290	240	262	286	327	350
Stage 1 Coverage (%)
Home loans	—	—	—	—	—	—
Credit cards, unsecured loans and other retail lending	0.7	0.6	0.6	0.6	0.8	1.1
Wholesale loans	0.2	0.1	0.1	0.2	0.2	0.2
Stage 2 Model exposure (£m)
Home loans	22,915	21,076	21,769	22,631	24,649	27,151
Credit cards, unsecured loans and other retail lending	7,200	6,260	6,521	6,795	9,708	14,290
Wholesale loans	32,256	29,052	29,732	31,054	36,692	44,507
Stage 2 Model ECL (£m)
Home loans	15	10	11	12	22	47
Credit cards, unsecured loans and other retail lending	1,114	925	988	1,058	1,497	3,295
Wholesale loans	572	431	467	528	851	1,510
Stage 2 Coverage (%)
Home loans	0.1	—	0.1	0.1	0.1	0.2
Credit cards, unsecured loans and other retail lending	15.5	14.8	15.2	15.6	15.4	23.1
Wholesale loans	1.8	1.5	1.6	1.7	2.3	3.4
Stage 3 Model exposure (£m)
Home loans	1,724	1,724	1,724	1,724	1,724	1,724
Credit cards, unsecured loans and other retail lending	1,922	1,922	1,922	1,922	1,922	1,922
Wholesale loans[a]	1,811	1,811	1,811	1,811	1,811	1,811
Stage 3 Model ECL (£m)
Home loans	303	292	295	299	320	346
Credit cards, unsecured loans and other retail lending	1,255	1,236	1,245	1,255	1,277	1,297
Wholesale loans[a]	323	321	322	323	326	332
Stage 3 Coverage (%)
Home loans	17.6	16.9	17.1	17.3	18.6	20.1
Credit cards, unsecured loans and other retail lending	65.3	64.3	64.8	65.3	66.4	67.5
Wholesale loans[a]	17.8	17.7	17.8	17.8	18	18.3
Total Model ECL (£m)
Home loans	322	304	308	314	348	407
Credit cards, unsecured loans and other retail lending	2,693	2,427	2,505	2,592	3,124	5,010
Wholesale loans[a]	1,185	992	1,051	1,137	1,504	2,192
Total ECL	4,200	3,723	3,864	4,043	4,976	7,609
Note
a    Material wholesale loan defaults are individually assessed across different recovery strategies. As a result, ECL of £524m is reported as individually assessed impairments in the table below.

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	143

Risk review: Credit risk
Risk performance continued

Reconciliation to total ECL	£m
Total model ECL	4,200
ECL from individually assessed impairments	524
ECL from non-modelled and other management adjustments[a]	1,560
Total ECL	6,284
Note
a    Includes £1.5bn of post model adjustments, of which £0.2bn is included as part of total model ECL and £0.2bn ECL from non-modelled exposures.
The dispersion of results around the Baseline is an indication of uncertainty around the future projections. The disclosure highlights the results of the alternative scenarios enabling the reader to understand the extent of the impact on exposure and ECL from the upside/downside scenarios. Consequently, the use of five scenarios with associated weightings results in a total weighted ECL uplift from the Baseline ECL of 3.9%, largely driven by credit card losses which have more linear loss profiles than UK home loans and wholesale loan positions.
Home loans: Total weighted ECL of £322m represents a 2.5% increase over the Baseline ECL (£314m), and coverage ratios remain steady across the Upside scenarios, Baseline and Downside 1 scenario. However, total ECL increases in the Downside 2 scenario to £407m, driven by a significant fall in UK HPI (29.9%) reflecting the non-linearity of the UK portfolio.
Credit cards, unsecured loans and other retail lending: Total weighted ECL of £2,693m represents a 3.9% increase over the Baseline ECL (£2,592m) reflecting the range of economic scenarios used, mainly impacted by Unemployment and other key retail variables. Total ECL increases to £5,010m under the Downside 2 scenario, mainly driven by Stage 2, where coverage rates increase to 23.1% from a weighted scenario approach of 15.5% and circa £7.1bn increase in model exposure that meets the Significant Increase in Credit Risk criteria and transitions from Stage 1 to Stage 2.
Wholesale loans: Total weighted ECL of £1,185m represents a 4.2% increase over the Baseline ECL (£1,137m) reflecting the range of economic scenarios used, with exposures in the Investment Bank particularly sensitive to the Downside 2 scenario.

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	144

Risk review: Credit risk
Risk performance continued

	Scenarios
As at 31 December 2020	Weighted	Upside 2	Upside 1	Baseline	Downside 1	Downside 2
Stage 1 Model exposure (£m)
Home loans	131,422	134,100	133,246	132,414	130,547	128,369
Credit cards, unsecured loans and other retail lending	51,952	53,271	52,932	51,995	50,168	48,717
Wholesale loans	149,099	155,812	154,578	152,141	144,646	131,415
Stage 1 Model ECL (£m)
Home loans	6	4	5	6	14	42
Credit cards, unsecured loans and other retail lending	392	316	340	372	415	415
Wholesale loans	262	242	258	249	278	290
Stage 1 Coverage (%)
Home loans	—	—	—	—	—	—
Credit cards, unsecured loans and other retail lending	0.8	0.6	0.6	0.7	0.8	0.9
Wholesale loans	0.2	0.2	0.2	0.2	0.2	0.2
Stage 2 Model exposure (£m)
Home loans	19,180	16,502	17,356	18,188	20,055	22,233
Credit cards, unsecured loans and other retail lending	13,399	10,572	11,579	13,176	16,477	19,322
Wholesale loans	32,677	25,963	27,198	29,635	37,130	50,361
Stage 2 Model ECL (£m)
Home loans	37	31	32	33	42	63
Credit cards, unsecured loans and other retail lending	2,207	1,618	1,837	2,138	2,865	3,564
Wholesale loans	1,410	952	1,047	1,223	1,771	2,911
Stage 2 Coverage (%)
Home loans	0.2	0.2	0.2	0.2	0.2	0.3
Credit cards, unsecured loans and other retail lending	16.5	15.3	15.9	16.2	17.4	18.4
Wholesale loans	4.3	3.7	3.8	4.1	4.8	5.8
Stage 3 Model exposure (£m)
Home loans	1,778	1,778	1,778	1,778	1,778	1,778
Credit cards, unsecured loans and other retail lending	2,585	2,585	2,585	2,585	2,585	2,585
Wholesale loans[a]	2,211	2,211	2,211	2,211	2,211	2,211
Stage 3 Model ECL (£m)
Home loans	307	282	286	290	318	386
Credit cards, unsecured loans and other retail lending	2,003	1,947	1,972	2,001	2,055	2,078
Wholesale loans[a]	146	128	134	141	157	184
Stage 3 Coverage (%)
Home loans	17.3	15.9	16.1	16.3	17.9	21.7
Credit cards, unsecured loans and other retail lending	77.5	75.3	76.3	77.4	79.5	80.4
Wholesale loans[a]	6.6	5.8	6.1	6.4	7.1	8.3
Total Model ECL (£m)
Home loans	350	317	323	329	374	491
Credit cards, unsecured loans and other retail lending	4,602	3,881	4,149	4,511	5,335	6,057
Wholesale loans[a]	1,818	1,322	1,439	1,613	2,206	3,385
Total ECL	6,770	5,520	5,911	6,453	7,915	9,933
Note
a    Material wholesale loan defaults are individually assessed across different recovery strategies. As a result, ECL of £902m is reported as individually assessed impairments in the table below.

Reconciliation to total ECL[a]	£m
Total model ECL	6,770
ECL from individually assessed impairments	902
ECL from non-modelled and other management adjustments	1,727
Total ECL	9,399
Note
a    Includes £1.4bn of post-model adjustment and £0.3bn ECL from non-model exposures.

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	145

Risk review: Credit risk
Risk performance continued
Analysis of the concentration of credit risk
A concentration of credit risk exists when a number of counterparties are located in a common geographical region or are engaged in similar activities and have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions. The Group implements limits on concentrations in order to mitigate the risk. The analyses of credit risk concentrations presented below are based on the location of the counterparty or customer or the industry in which they are engaged. Further detail on the Group policies with regard to managing concentration risk is presented in the Barclays PLC Pillar 3 Report 2021 (unaudited).

Geographic concentrations
As at 31 December 2021, the geographic concentration of the Group’s assets remained broadly consistent with 2020. Exposure is concentrated in the UK 40% (2020: 39%), in the Americas 35% (2020: 33%) and in Europe 19% (2020: 21%).

Credit risk concentrations by geography (audited)
	United Kingdom	Americas	Europe	Asia	Africa and Middle East	Total
	£m	£m	£m	£m	£m	£m
As at 31 December 2021
On-balance sheet:
Cash and balances at central banks	114,959	38,735	76,846	7,789	245	238,574
Cash collateral and settlement balances	34,249	28,469	21,822	7,260	742	92,542
Loans and advances at amortised cost	270,261	51,599	24,352	11,039	4,200	361,451
Reverse repurchase agreements and other similar secured lending	9	123	401	2,508	186	3,227
Trading portfolio assets	12,926	29,539	15,092	4,943	889	63,389
Financial assets at fair value through the income statement	28,737	95,478	30,083	21,800	9,999	186,097
Derivative financial instruments	78,710	92,010	75,247	14,709	1,896	262,572
Financial assets at fair value through other comprehensive income	7,661	27,391	19,235	6,164	400	60,851
Other assets	949	223	39	1	—	1,212
Total on-balance sheet	548,461	363,567	263,117	76,213	18,557	1,269,915

Off-balance sheet:
Contingent liabilities	5,527	10,328	3,957	1,131	403	21,346
Loan commitments	105,844	192,303	40,523	5,104	1,937	345,711
Total off-balance sheet	111,371	202,631	44,480	6,235	2,340	367,057
Total	659,832	566,198	307,597	82,448	20,897	1,636,972

As at 31 December 2020
On-balance sheet:
Cash and balances at central banks	66,459	36,063	69,963	17,987	655	191,127
Cash collateral and settlement balances	33,893	27,287	30,121	9,558	508	101,367
Loans and advances at amortised cost	262,231	41,094	24,949	10,728	3,630	342,632
Reverse repurchase agreements and other similar secured lending	10	152	373	8,285	211	9,031
Trading portfolio assets	9,829	31,000	17,107	5,948	946	64,830
Financial assets at fair value through the income statement	34,229	88,327	25,709	14,742	7,524	170,531
Derivative financial instruments	93,430	90,801	101,102	14,532	2,581	302,446
Financial assets at fair value through other comprehensive income	10,672	27,504	28,607	11,006	138	77,927
Other assets	608	185	57	—	—	850
Total on-balance sheet	511,361	342,413	297,988	92,786	16,193	1,260,741

Off-balance sheet:
Contingent liabilities	5,876	10,122	3,809	1,222	580	21,609
Loan commitments	112,561	175,926	38,836	4,169	1,557	333,049
Total off-balance sheet	118,437	186,048	42,645	5,391	2,137	354,658
Total	629,798	528,461	340,633	98,177	18,330	1,615,399
Industry concentrations
The concentration of the Group’s assets by industry remained broadly consistent year on year. As at 31 December 2021, total assets concentrated in banks and other financial institutions was 38% (2020: 40%), predominantly within derivative financial instruments. The proportion of the overall balance concentrated in governments and central banks was 23% (2020: 21%), cards, unsecured loans and other personal lending was 10% (2020: 10%) and in home loans remained stable at 11% (2020: 11%). Further details on material and emerging risks can be found on pages 102 to 113.

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	146

Risk review: Credit risk
Risk performance continued

Credit risk concentrations by industry (audited)
	Banks	Other financial insti- tutions	Manu- facturing	Const- ruction and property	Govern- ment and central bank	Energy and water	Whole- sale and retail distri- bution and leisure	Business and other services	Home loans	Cards, unsecured loans and other personal lending	Other	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
As at 31 December 2021
On-balance sheet:
Cash and balances at central banks	52	74	—	—	238,448	—	—	—	—	—	—	238,574
Cash collateral and settlement balances	14,811	61,581	320	79	14,526	390	60	366	—	68	341	92,542
Loans and advances at amortised cost	8,519	32,332	6,701	25,722	30,827	4,345	11,455	19,113	169,205	42,198	11,034	361,451
Reverse repurchase agreements and other similar secured lending	645	2,049	—	—	533	—	—	—	—	—	—	3,227
Trading portfolio assets	2,586	8,817	4,881	1,097	32,574	4,043	1,734	4,716	—	—	2,941	63,389
Financial assets at fair value through the income statement	26,074	131,264	771	7,999	13,945	87	181	3,753	1,595	—	428	186,097
Derivative financial instruments	120,666	117,400	4,169	1,898	7,233	3,544	1,172	2,696	—	—	3,794	262,572
Financial assets at fair value through other comprehensive income	14,441	4,274	—	662	40,872	—	—	455	—	—	147	60,851
Other assets	618	450	1	3	8	—	2	104	—	21	5	1,212
Total on-balance sheet	188,412	358,241	16,843	37,460	378,966	12,409	14,604	31,203	170,800	42,287	18,690	1,269,915

Off-balance sheet:
Contingent liabilities	1,006	5,356	3,080	1,341	1,682	3,284	1,209	2,518	—	73	1,797	21,346
Loan commitments	1,395	55,071	42,587	16,673	1,362	26,461	16,299	25,682	11,656	121,680	26,845	345,711
Total off-balance sheet	2,401	60,427	45,667	18,014	3,044	29,745	17,508	28,200	11,656	121,753	28,642	367,057
Total	190,813	418,668	62,510	55,474	382,010	42,154	32,112	59,403	182,456	164,040	47,332	1,636,972

As at 31 December 2020
On-balance sheet:
Cash and balances at central banks	56	84	—	—	190,981	—	—	6	—	—	—	191,127
Cash collateral and settlement balances	17,986	67,305	375	35	13,946	871	30	575	—	—	244	101,367
Loans and advances at amortised cost	8,133	22,062	8,142	26,125	28,445	4,722	12,569	19,538	159,647	41,312	11,937	342,632
Reverse repurchase agreements and other similar secured lending	706	7,964	—	—	361	—	—	—	—	—	—	9,031
Trading portfolio assets	2,743	11,464	4,104	516	35,902	3,052	1,883	2,625	—	—	2,541	64,830
Financial assets at fair value through the income statement	21,824	131,943	608	5,668	5,530	13	64	3,712	971	—	198	170,531
Derivative financial instruments	155,767	116,526	4,126	2,725	11,649	3,288	1,235	2,361	—	0	4,769	302,446
Financial assets at fair value through other comprehensive income	18,829	5,843	1	425	51,955	—	—	733	—	—	141	77,927
Other assets	439	224	6	12	1	10	18	98	—	34	8	850
Total on-balance sheet	226,483	363,415	17,362	35,506	338,770	11,956	15,799	29,648	160,618	41,346	19,838	1,260,741

Off-balance sheet:
Contingent liabilities	1,150	5,501	3,187	1,260	1,678	3,223	1,005	2,283	—	155	2,167	21,609
Loan commitments	1,813	53,936	39,638	14,002	1,398	25,780	17,165	24,554	12,385	119,807	22,571	333,049
Total off-balance sheet	2,963	59,437	42,825	15,262	3,076	29,003	18,170	26,837	12,385	119,962	24,738	354,658
Total	229,446	422,852	60,187	50,768	341,846	40,959	33,969	56,485	173,003	161,308	44,576	1,615,399

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	147

Risk review: Credit risk
Risk performance continued
The approach to management and representation of credit quality
Asset credit quality
The credit quality distribution is based on the IFRS 9 12-month probability of default (PD) at the reporting date to ensure comparability with other ECL disclosures in the Expected Credit Losses section.
The following internal measures are used to determine credit quality for loans:

Default Grade	Retail and Wholesale lending Probability of default	Credit Quality Description
1-3	0.0 to <0.05%	Strong
4-5	0.05 to <0.15%
6-8	0.15 to <0.30%
9-11	0.30 to <0.60%
12-14	0.60 to <2.15%	Satisfactory
15-19	2.15 to <10%
19	10 to <11.35%
20-21	11.35 to <100%	Higher Risk
22	100%	Credit Impaired
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
Overview
As at 31 December 2021, the ratio of the Group’s on-balance sheet assets classified as strong (0.0 to <0.60%) remained stable at 87% (2020: 87%) of total assets exposed to credit risk. Further analysis of debt securities by issuer and issuer type and netting and collateral arrangements on derivative financial instruments is presented in the Analysis of debt securities section and Analysis of derivatives section.

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	148

Risk review: Credit risk
Risk performance continued

Balance sheet credit quality (audited)
	PD range			Total	PD range			Total
	0.0 to <0.60%	0.60 to <11.35%	11.35 to 100%		0.0 to <0.60%	0.60 to <11.35%	11.35 to 100%
	£m	£m	£m	£m	%	%	%	%
As at 31 December 2021
Cash and balances at central banks	238,574	—	—	238,574	100	—	—	100
Cash collateral and settlement balances	83,257	9,275	10	92,542	90	10	—	100
Loans and advances at amortised cost:
Home loans	161,314	5,547	2,344	169,205	96	3	1	100
Credit cards, unsecured loans and other retail lending	25,664	14,293	1,836	41,793	62	34	4	100
Wholesale loans	104,823	40,437	5,193	150,453	70	27	3	100
Total loans and advances at amortised cost	291,801	60,277	9,373	361,451	80	17	3	100
Reverse repurchase agreements and other similar secured lending	3,141	86	—	3,227	97	3	—	100
Trading portfolio assets:
Debt securities	44,652	5,735	477	50,864	88	11	1	100
Traded loans	2,172	10,144	209	12,525	17	81	2	100
Total trading portfolio assets	46,824	15,879	686	63,389	74	25	1	100
Financial assets at fair value through the income statement:
Loans and advances	19,642	18,979	46	38,667	51	49	—	100
Debt securities	1,389	864	52	2,305	61	37	2	100
Reverse repurchase agreements	108,437	36,047	530	145,014	75	25	—	100
Other financial assets	93	18	—	111	84	16	—	100
Total financial assets at fair value through the income statement	129,561	55,908	628	186,097	70	30	—	100
Derivative financial instruments	246,628	15,678	266	262,572	94	6	—	100
Financial assets at fair value through other comprehensive income	60,845	6	—	60,851	100	—	—	100
Other assets	1,155	55	2	1,212	95	5	—	100
Total on-balance sheet	1,101,786	157,164	10,965	1,269,915	87	12	1	100

As at 31 December 2020
Cash and balances at central banks	191,127	—	—	191,127	100	—	—	100
Cash collateral and settlement balances	90,633	10,725	9	101,367	89	11	—	100
Loans and advances at amortised cost:					—	—	—	—
Home loans	150,748	6,310	2,589	159,647	94	4	2	100
Credit cards, unsecured loans and other retail lending	15,870	22,427	2,516	40,813	39	55	6	100
Wholesale loans	105,968	31,538	4,666	142,172	75	22	3	100
Total loans and advances at amortised cost	272,586	60,275	9,771	342,632	79	18	3	100
Reverse repurchase agreements and other similar secured lending	9,019	12	—	9,031	100	—	—	100
Trading portfolio assets:
Debt securities	51,395	4,871	216	56,482	91	9	—	100
Traded loans	704	5,107	2,537	8,348	9	61	30	100
Total trading portfolio assets	52,099	9,978	2,753	64,830	81	15	4	100
Financial assets at fair value through the income statement:
Loans and advances	16,467	14,369	43	30,879	53	47	—	100
Debt securities	1,126	521	46	1,693	66	31	3	100
Reverse repurchase agreements	95,376	41,566	674	137,616	70	30	—	100
Other financial assets	330	13	—	343	96	4	—	100
Total financial assets at fair value through the income statement	113,299	56,469	763	170,531	67	33	—	100
Derivative financial instruments	282,617	19,352	477	302,446	94	6	—	100
Financial assets at fair value through other comprehensive income	77,919	8	—	77,927	100	—	—	100
Other assets	778	68	4	850	92	8	—	100
Total on-balance sheet	1,090,077	156,887	13,777	1,260,741	87	12	1	100

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	149

Risk review: Credit risk
Risk performance continued
Credit exposures by internal PD grade
The below tables represent credit risk profile by PD grade for loans and advances at amortised cost, contingent liabilities and loan commitments.
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

Credit risk profile by internal PD grade for loans and advances at amortised cost (audited)
			Gross carrying amount				Allowance for ECL				Net exposure	Coverage ratio
Grading	PD range	Credit quality description	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	%		£m	£m	£m	£m	£m	£m	£m	£m	£m	%
As at 31 December 2021
1 - 3	0.0 to <0.05%	Strong	95,795	1,554	—	97,349	283	8	—	291	97,058	0.3
4 - 5	0.05 to <0.15%	Strong	83,818	3,584	—	87,402	19	3	—	22	87,380	—
6 - 8	0.15 to <0.30%	Strong	58,409	9,722	—	68,131	41	12	—	53	68,078	0.1
9 - 11	0.30 to <0.60%	Strong	35,794	3,649	—	39,443	129	29	—	158	39,285	0.4
12 - 14	0.60 to <2.15%	Satisfactory	30,654	7,090	—	37,744	326	264	—	590	37,154	1.6
15 - 19	2.15 to <10%	Satisfactory	7,977	6,645	—	14,622	230	780	—	1,010	13,612	6.9
19	10 to <11.35%	Satisfactory	5,572	4,364	—	9,936	99	326	—	425	9,511	4.3
20 - 21	11.35 to <100%	Higher Risk	846	4,485	—	5,331	79	593	—	672	4,659	12.6
22	100%	Credit Impaired	—	—	7,235	7,235	—	—	2,521	2,521	4,714	34.8
Total			318,865	41,093	7,235	367,193	1,206	2,015	2,521	5,742	361,451	1.6

As at 31 December 2020
1 - 3	0.0 to <0.05%	Strong	82,312	3,095	—	85,407	6	35	—	41	85,366	—
4 - 5	0.05 to <0.15%	Strong	101,309	9,715	—	111,024	34	25	—	59	110,965	0.1
6 - 8	0.15 to <0.30%	Strong	30,697	6,263	—	36,960	47	64	—	111	36,849	0.3
9 - 11	0.30 to <0.60%	Strong	34,601	5,093	—	39,694	120	168	—	288	39,406	0.7
12 - 14	0.60 to <2.15%	Satisfactory	29,498	8,399	—	37,897	379	593	—	972	36,925	2.6
15 - 19	2.15 to <10%	Satisfactory	8,125	9,136	—	17,261	302	1,283	—	1,585	15,676	9.2
19	10 to <11.35%	Satisfactory	3,505	4,437	—	7,942	73	195	—	268	7,674	3.4
20 - 21	11.35 to <100%	Higher Risk	917	4,868	—	5,785	72	1,201	—	1,273	4,512	22.0
22	100%	Credit Impaired	—	—	8,997	8,997	—	—	3,738	3,738	5,259	41.5
Total			290,964	51,006	8,997	350,967	1,033	3,564	3,738	8,335	342,632	2.4

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	150

Risk review: Credit risk
Risk performance continued

Credit risk profile by internal PD grade for contingent liabilities (audited)[a]
			Gross carrying amount				Allowance for ECL				Net exposure	Coverage ratio
Grading	PD range	Credit quality description	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	%		£m	£m	£m	£m	£m	£m	£m	£m	£m	%
As at 31 December 2021
1 - 3	0.0 to <0.05%	Strong	6,389	172	—	6,561	8	1	—	9	6,552	0.1
4 - 5	0.05 to <0.15%	Strong	2,929	503	—	3,432	2	2	—	4	3,428	0.1
6 - 8	0.15 to <0.30%	Strong	1,996	199	—	2,195	2	2	—	4	2,191	0.2
9 - 11	0.30 to <0.60%	Strong	2,794	216	—	3,010	4	1	—	5	3,005	0.2
12 - 14	0.60 to <2.15%	Satisfactory	1,990	287	—	2,277	19	8	—	27	2,250	1.2
15 - 19	2.15 to <10%	Satisfactory	817	479	—	1,296	5	10	—	15	1,281	1.2
19	10 to <11.35%	Satisfactory	607	254	—	861	21	42	—	63	798	7.3
20 - 21	11.35 to <100%	Higher Risk	141	1,162	—	1,303	3	77	—	80	1,223	6.1
22	100%	Credit Impaired	—	—	180	180	—	—	2	2	178	1.1
Total			17,663	3,272	180	21,115	64	143	2	209	20,906	1.0

As at 31 December 2020
1 - 3	0.0 to <0.05%	Strong	6,178	189	—	6,367	1	—	—	1	6,366	—
4 - 5	0.05 to <0.15%	Strong	2,765	428	—	3,193	3	2	—	5	3,188	0.2
6 - 8	0.15 to <0.30%	Strong	1,468	165	—	1,633	3	3	—	6	1,627	0.4
9 - 11	0.30 to <0.60%	Strong	3,524	552	—	4,076	5	33	—	38	4,038	0.9
12 - 14	0.60 to <2.15%	Satisfactory	2,712	546	—	3,258	8	25	—	33	3,225	1.0
15 - 19	2.15 to <10%	Satisfactory	305	398	—	703	7	21	—	28	675	4.0
19	10 to <11.35%	Satisfactory	264	423	—	687	17	83	—	100	587	14.6
20 - 21	11.35 to <100%	Higher Risk	40	769	—	809	—	61	—	61	748	7.5
22	100%	Credit Impaired	—	—	654	654	—	—	10	10	644	1.5
Total			17,256	3,470	654	21,380	44	228	10	282	21,098	1.3

Credit risk profile by internal PD grade for loan commitments (audited)[a]
			Gross carrying amount				Allowance for ECL				Net exposure	Coverage ratio
Grading	PD range	Credit quality description	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	%		£m	£m	£m	£m	£m	£m	£m	£m	£m	%
As at 31 December 2021
1 - 3	0.0 to <0.05%	Strong	104,204	3,034	—	107,238	6	4	—	10	107,228	—
4 - 5	0.05 to <0.15%	Strong	68,986	5,524	—	74,510	10	5	—	15	74,495	—
6 - 8	0.15 to <0.30%	Strong	30,968	2,387	—	33,355	8	6	—	14	33,341	—
9 - 11	0.30 to <0.60%	Strong	40,539	2,524	—	43,063	8	6	—	14	43,049	—
12 - 14	0.60 to <2.15%	Satisfactory	30,065	4,713	—	34,778	81	30	—	111	34,667	0.3
15 - 19	2.15 to <10%	Satisfactory	7,091	3,516	—	10,607	21	37	—	58	10,549	0.5
19	10 to <11.35%	Satisfactory	10,407	3,091	—	13,498	8	13	—	21	13,477	0.2
20 - 21	11.35 to <100%	Higher Risk	2,219	6,754	—	8,973	11	58	—	69	8,904	0.8
22	100%	Credit Impaired	—	—	1,118	1,118	—	—	21	21	1,097	1.9
Total			294,479	31,543	1,118	327,140	153	159	21	333	326,807	0.1

As at 31 December 2020
1 - 3	0.0 to <0.05%	Strong	60,525	5,525	—	66,050	4	2	—	6	66,044	—
4 - 5	0.05 to <0.15%	Strong	74,860	6,322	—	81,182	12	16	—	28	81,154	—
6 - 8	0.15 to <0.30%	Strong	51,255	6,719	—	57,974	17	47	—	64	57,910	0.1
9 - 11	0.30 to <0.60%	Strong	43,650	6,950	—	50,600	17	72	—	89	50,511	0.2
12 - 14	0.60 to <2.15%	Satisfactory	30,994	9,908	—	40,902	119	131	—	250	40,652	0.6
15 - 19	2.15 to <10%	Satisfactory	5,702	4,971	—	10,673	27	113	—	140	10,533	1.3
19	10 to <11.35%	Satisfactory	4,886	5,129	—	10,015	11	25	—	36	9,979	0.4
20 - 21	11.35 to <100%	Higher Risk	811	3,897	—	4,708	5	124	—	129	4,579	2.7
22	100%	Credit Impaired	—	—	1,676	1,676	—	—	40	40	1,636	2.4
Total			272,683	49,421	1,676	323,780	212	530	40	782	322,998	0.2
Note
a    Excludes loan commitments and financial guarantees of £18.8bn (2020: £9.5bn) carried at fair value.

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	151

Risk review: Credit risk
Risk performance continued
Analysis of specific portfolios and asset types
This section provides an analysis of principal portfolios and businesses, in particular, home loans, credit cards, unsecured loans and other retail lending and a summary of government supported loans.
Secured home loans
The UK home loans portfolio comprises first lien home loans and accounts for 93% (2020: 93%) of the Group’s total home loan balances.

Home loans principal portfolios
	Barclays UK
As at 31 December	2021	2020
Gross loans and advances (£m)	158,192	148,343
>90 day arrears, excluding recovery book (%)	0.1	0.2
Annualised gross charge-off rates – 180 days past due (%)	0.5	0.6
Recovery book proportion of outstanding balances (%)	0.6	0.6
Recovery book impairment coverage ratio (%)	4.2	3.2
Within the UK home loans portfolio:
•gross loans and advances increased by £9.8bn (6.6%) following an increase in Residential (7.8%), while Buy to Let (BTL) remained broadly stable
•owner-occupied interest-only home loans comprised 19.0% (2020: 22.1%) of total balances. The average balance weighted LTV on owner occupied loans increased to 50.3% (2020: 49.9%)
•BTL home loans comprised 13.1% (2020: 14.0%) of total balances. In BTL, the average balance weighted LTV dropped to 53.4% (2020: 55.3%).

Home loans principal portfolios - distribution of balances by LTV[a]
	Distribution of balances				Distribution of impairment allowance				Coverage ratio
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Barclays UK	%	%	%	%	%	%	%	%	%	%	%	%
As at 31 December 2021
<=75%	77.2	11.3	0.7	89.2	8.3	17.7	31.9	57.9	—	0.1	2.4	—
>75% and <=90%	9.3	0.6	—	9.9	4.8	10.7	11.7	27.2	—	1.0	22.6	0.1
>90% and <=100%	0.9	—	—	0.9	0.9	1.0	2.9	4.8	0.1	1.9	87.5	0.3
>100%	—	—	—	—	0.2	1.0	8.9	10.1	0.4	6.4	100.0	14.1
As at 31 December 2020
<=75%	75.7	11.6	0.6	87.9	17.9	15.0	19.0	51.9	—	0.1	1.8	—
>75% and <=90%	10.8	0.8	—	11.6	9.7	14.8	7.6	32.1	0.1	1.2	16.0	0.2
>90% and <=100%	0.4	—	—	0.4	0.8	1.5	2.2	4.5	0.1	2.6	35.7	0.7
>100%	0.1	—	—	0.1	0.7	3.4	7.4	11.5	0.7	10.3	69.1	8.0
Note
a    Portfolio marked to market based on the most updated valuation including recovery book balances. Updated valuations reflect the application of the latest HPI available as at 31 December 2021.

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	152

Risk review: Credit risk
Risk performance continued

Home loans principal portfolios – average LTV
	Barclays UK
As at 31 December	2021	2020
Overall portfolio LTV (%):
Balance weighted %	50.7	50.7
Valuation weighted %	37.5	37.6
For >100% LTVs:
Balances £m	58	129
Marked to market collateral £m	47	112
Average LTV: Balance weighted %	160.9	138.2
Average LTV: Valuation weighted %	129.1	120.6
% of balances in recoveries	14.5	10.8

Home loans principal portfolios - new lending
	Barclays UK
As at 31 December 2021	2021	2020
New home loan bookings (£m)	33,945	22,776
New home loan proportion above 90% LTV (%)	1.9	2.6
Average LTV on new home loan: balance weighted (%)	69.5	67.5
Average LTV on new home loan: valuation weighted (%)	61.9	59.6

New bookings: The increased level of new business in 2021 was driven by elevated demand in the house purchase market supported by government intervention including stamp duty relief. Barclays maintained its share of the market, supported by re-introduction of HLTV (> 85% LTV) products and reversal of some policy tightening introduced in 2020.
Head Office: Italian home loans and advances at amortised cost reduced to £4.7bn (2020: £5.7bn) and continue to run-off since new bookings ceased in 2016. The portfolio is secured on residential property with an average balance weighted mark to market LTV of 60.4% (2020: 62.1%). 90-day arrears decreased to 1.3% (2020: 1.7%) and gross charge-off rate decreased to 0.3% (2020: 1.0%) due to continuous reduction of delinquent balances.

Credit cards, unsecured loans and other retail lending
The principal portfolios listed below accounted for 82% (2020: 84%) of the Group’s total credit cards, unsecured loans and other retail lending.

Credit cards and unsecured loans principal portfolios
	Gross exposure	30 day arrears rate, excluding recoveries book	90 day arrears rate, excluding recoveries book	Annualised gross write-off rates	Annualised net write-off rates
	£m	%	%	%	%
As at 31 December 2021
Barclays UK
UK cards	9,933	1.0	0.2	4.1	4.0
UK personal loans	4,011	1.5	0.7	3.5	3.2
Barclays Partner Finance	2,471	0.4	0.2	1.4	1.4
Barclays International
US cards	17,779	1.6	0.8	4.3	4.2
Germany consumer lending	3,559	1.5	0.7	0.9	0.8
As at 31 December 2020
Barclays UK
UK cards	11,911	1.7	0.8	2.9	2.9
UK personal loans	4,591	2.3	1.2	3.4	3.1
Barclays Partner Finance	2,469	0.5	0.3	1.1	1.1
Barclays International
US cards	16,845	2.5	1.4	5.6	5.6
Germany consumer lending	3,458	1.9	0.8	1.2	1.1

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	153

Risk review: Credit risk
Risk performance continued
UK cards: 30 and 90 day arrears rates reduced significantly to 1.0% (2020: 1.7%) and 0.2% (2020: 0.8%) respectively, with balances reducing by £2.0bn. Whilst performance had been on an improving trend as a result of reduced spend and increased repayments due to government support as a response to COVID-19 and lower flows into delinquency, the main driver was a change in the point of charge off from 180 days to 120 days past due. Higher write offs primarily reflected a higher level of debt sales.
UK personal loans: 30 and 90 day arrears rates reduced significantly to 1.5% (2020: 2.3%) and 0.7% (2020: 1.2%) respectively, with balances reducing by £0.6bn. Similar to UK cards, the main driver was a change in the point of charge off from 180 days to 120 days past due. Higher write offs primarily reflected a higher level of debt sales. Barclays Partner Finance: 30 and 90 day arrears rates both reduced by 0.1% as a result of slightly lower entry rates and flows through the delinquency cycles.
US cards: 30 and 90 day arrears rates improved and remain below pre-pandemic levels due to continued benefit from government support schemes throughout the pandemic and industry payment deferrals that were made available to consumers.
Germany consumer lending: 30 and 90 day arrears rates reduced in 2021 due to improved payment behaviour of formerly high-risk customers as unemployment eased, and the benefit from government support in the local market continued.
Government supported loans
Throughout the COVID-19 pandemic Barclays has supported its customers and clients by participating in the UK Government's Bounce Back Loan Scheme (BBLs), Coronavirus Business Interruption Loan Scheme (CBILs), Coronavirus Large Business Interruption Loan Scheme (CLBILs) and the Recovery Loan Scheme (RLS).

Government supported loans
	Gross exposure				Impairment allowance			Impairment coverage		Government guaranteed exposure
	Stage 1	Stage 2	Stage 3	Total	Modelled impairment	Management adjustment	Impairment post management adjustment	Pre management adjustment	Post management adjustment	Total
	£m	£m	£m	£m	£m	£m	£m	%	%	£m
As at 31 December 2021
Barclays UK
BBLs	7,881	797	704	9,382	396	(380)	16	4.2	0.2	9,366
CBILs	900	110	47	1,057	12	(7)	5	1.1	0.5	845
RLSs	11	—	1	12	—	—	—	2.7	2.7	10
Barclays International
CBILs	619	146	6	771	5	—	5	0.6	0.6	617
CLBILs	163	56	2	221	1	—	1	0.4	0.4	177
RLSs	1	—	—	1	—	—	—	4.7	4.7	1
Total	9,575	1,109	760	11,444	414	(387)	27	3.6	0.2	11,016

As at 31 December 2020
Barclays UK
BBLs	9,413	373	130	9,916	68	(68)	—	1	—	9,916
CBILs	1,042	37	20	1,099	6	—	6	1	1	879
RLSs	—	—	—	—	—	—	—	—	—	—
Barclays International
CBILs	846	112	1	959	12	—	12	1	1	768
CLBILs	184	23	8	215	2	—	2	1	1	171
RLSs	—	—	—	—	—	—	—	—	—	—
Total	11,485	545	159	12,189	88	(68)	20	1	—	11,734

The BBLs and CBILs schemes were launched to provide financial support to smaller and medium-sized businesses and CLBILs for larger businesses in the UK who may experience financial difficulties as a result of the COVID-19 outbreak. The RLS aims to help UK businesses access finance as they recover and grow following the COVID-19 pandemic. These loans are guaranteed by the Government at 100% for BBLs and 80% for CBILs, CLBILs and RLS as at the balance sheet date.
Management adjustments of £(380)m and £(7)m are applied as the underlying ECL models do not currently fully recognise the 100% and 80% government guarantee against BBLs and CBILs exposure within BUK Business Banking. In instances where Barclays has assessed the BBLs exposure to have not met strict assessment criteria, no claim has been made against the government guarantee resulting in an impairment allowance against these loans of £16m at the year-end.
Additionally, while the government supported loans are covered by guarantees, many BBLs customers have other financing arrangements with Barclays which are not covered by the government guarantee. Noting the elevated levels of delinquency across the BBLs population, Barclays has applied an adjustment of £0.1bn to the £2.5bn gross exposure to BBLs customers outside the scheme.

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	154

Risk review: Credit risk
Risk performance continued
Forbearance
Forbearance measures consist of concessions towards a debtor that is experiencing or about to experience difficulties in meeting their financial commitments (‘financial difficulties’).

Analysis of forbearance programmes
	Balances				Impairment allowance
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	£m	£m	£m	£m	£m	£m	£m	£m
As at 31 December 2021
Barclays UK	140	140	737	1,017	2	46	284	332
Barclays International	1	3	244	248	—	1	152	153
Head Office	—	—	116	116	—	—	15	15
Total retail	141	143	1,097	1,381	2	47	451	500
Barclays UK	59	76	494	629	—	2	48	50
Barclays International	—	1,051	961	2,012	—	38	321	359
Head Office				—				—
Total wholesale	59	1,127	1,455	2,641	—	40	369	409
Group total	200	1,270	2,552	4,022	2	87	820	909

As at 31 December 2020
Barclays UK	59	144	374	577	3	77	106	186
Barclays International	1	2	350	353	—	1	198	199
Head Office	—	—	126	126	—	—	18	18
Total retail	60	146	850	1,056	3	78	322	403
Barclays UK	—	48	534	582	—	3	54	57
Barclays International	—	1,373	1,460	2,833	—	86	564	650
Head Office				—				—
Total wholesale	—	1,421	1,994	3,415	—	89	618	707
Group total	60	1,567	2,844	4,471	3	167	940	1,110
Retail balances on forbearance increased 31%, reflecting an increase in Barclays UK due to the application of EBA's definition of forbearance across the Group to standardise reporting.
Wholesale balances subject to forbearance decreased to £2.6bn (2020: £3.4bn) with reduced exposure in Corporate Bank and Investment Bank of £400m and £238m respectively. Impairment allowances reduced to £409m (2020: £707m) with balance reductions driving lower ECL, a range of cases returning from forbearance and one notable write off. Barclays International accounted for 76% of wholesale forbearance with corporate cases representing 84% of these balances.

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	155

Risk review: Credit risk
Risk performance continued
Retail forbearance programmes
Forbearance on the Group’s principal retail portfolios is presented below. The principal portfolios account for 99% (2020: 100%) of total retail forbearance balances.

Analysis of key portfolios in forbearance programmes
	Balances on forbearance programmes		Marked to market LTV of forbearance balances: balance weighted	Marked to market LTV of forbearance balances: valuation weighted	Impairment allowances marked against balances on forbearance programmes	Total balances on forbearance programmes coverage ratio
	Total	% of gross retail loans and advances

	£m	£m	%	%	£m	%
As at 31 December 2021
Barclays UK
UK home loans	293	0.2	42.2	30.0	3	1.0
UK cards	577	5.8	n/a	n/a	242	41.9
UK personal loans	120	3.0	n/a	n/a	69	57.9
Barclays Partner Finance	15	0.6	n/a	n/a	9	61.6
Barclays International
US cards	196	1.1	n/a	n/a	122	62.2
Germany consumer lending	51	1.4	n/a	n/a	31	60.7
Head Office
Italian home loans	116	2.4	58.4	41.9	15	13.2

As at 31 December 2020
Barclays UK
UK home loans	135	0.1	40.2	29.0	2	1.4
UK cards	384	3.2	n/a	n/a	151	39.3
UK personal loans	54	1.2	n/a	n/a	31	57.6
Barclays Partner Finance	4	0.1	n/a	n/a	2	49.0
Barclays International
US cards	286	1.7	n/a	n/a	155	54.2
Germany consumer lending	67	1.9	n/a	n/a	44	65.0
Head Office
Italian home loans	126	2.2	59.2	43.2	18	14.5
UK home loans: Forbearance balances increased to £293m (2020: £135m) including £91m due to a standardisation of the definition of forbearance to comply with EBA Reporting rules. On a like for like basis, the increase of £67m was driven by extended periods of support to COVID-19 payment holiday exits during H1. Forbearance flow is now back to pre COVID-19 levels.
UK cards: Gross balances on forbearance programmes increased to £577m (2020: £384m), reflecting an increase of £423m due to a standardisation of the definition of forbearance to comply with EBA Reporting rules. On a like for like basis, the decrease of £230m was driven by the reduced asset base as well as fewer customers requiring support compared to the peak of the COVID-19 pandemic.
UK personal loans: Gross balances on forbearance programmes increased to £120m (2020: £54m), reflecting an increase of £114m due to a standardisation of the definition of forbearance to comply with EBA Reporting rules. On a like for like basis, the decrease of £48m was due to the reduced asset base as well as fewer customers requiring support compared to the peak of the COVID-19 pandemic.
Barclays Partner Finance: The increase in gross balances on forbearance programmes reflected standardisation of the definition of forbearance to comply with EBA Reporting rules.
US cards: Forbearance balances decreased to £196m (2020: £286m) due to the impact of lower delinquency driving fewer forbearance enrollments.
Germany consumer lending: Forbearance balances decreased to £51m (2020: £67m) due to lower customer demand.
Italian home loans: Forbearance balances reduced to £116m (2020: £126m) due to a natural exit from forbearance status as the portfolio is in run-off and reduction in the volumes of new concessions.

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	156

Risk review: Credit risk
Risk performance continued
Wholesale forbearance programmes
The table below details balance information for wholesale forbearance cases.

Analysis of wholesale balances in forbearance programmes
	Balances on forbearance programmes		Impairment allowances marked against balances on forbearance programmes	Total balances on forbearance programmes coverage ratio
	Total balances	% of gross wholesale loans and advances

	£m	%	£m	%
As at 31 December 2021
Barclays UK	629	1.6	50	7.9
Barclays International	2,012	1.9	359	17.8
Total	2,641	1.8	409	15.5

As at 31 December 2020
Barclays UK	582	1.6	57	9.8
Barclays International	2,833	2.9	650	22.9
Total	3,415	2.5	707	20.7
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

Debt securities
	2021		2020
As at 31 December	£m	%	£m	%
Of which issued by:
Governments and other public bodies	94,730	65.0	105,496	66.0
Corporate and other issuers	36,916	25.3	39,733	24.9
US agency	4,364	3.0	8,742	5.5
Mortgage and asset backed securities	9,788	6.7	5,745	3.6
Total	145,798	100.0	159,716	100.0

Government securities
	Fair value
	2021	2020
As at 31 December	£m	£m
United States	30,023	30,363
United Kingdom	27,409	23,873
Japan	8,555	16,258

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	157

Risk review: Credit risk
Risk performance continued
Analysis of derivatives
The tables below set out the fair values of the derivative assets together with the value of those assets subject to enforceable counterparty netting arrangements for which the Group holds offsetting liabilities and eligible collateral.

Derivative assets (audited)
	2021			2020
	Balance sheet assets	Counterparty netting	Net exposure	Balance sheet assets	Counterparty netting	Net exposure
As at 31 December	£m	£m	£m	£m	£m	£m
Foreign exchange	76,975	60,525	16,450	85,115	68,108	17,007
Interest rate	125,905	92,669	33,236	172,334	128,072	44,262
Credit derivatives	5,682	4,525	1,157	4,605	3,584	1,021
Equity and stock index	51,723	43,084	8,639	38,972	32,183	6,789
Commodity derivatives	2,287	1,717	570	1,420	1,133	287
Total derivative assets	262,572	202,520	60,052	302,446	233,080	69,366
Cash collateral held			34,598			43,291
Net exposure less collateral			25,454			26,075
Derivative asset exposures would be £237bn (2020: £276bn) lower than reported under IFRS if netting were permitted for assets and liabilities with the same counterparty or for which the Group holds cash collateral. Similarly, derivative liabilities would be £(235)bn (2020: £(276)bn) lower reflecting counterparty netting and collateral placed. In addition, non-cash collateral of £6bn (2020: £5bn) was held in respect of derivative assets. The Group received collateral from clients in support of over the counter derivative transactions. These transactions are generally undertaken under International Swaps and Derivative Association (ISDA) agreements governed by either UK or New York law.
The table below sets out the fair value and notional amounts of OTC derivative instruments by type of collateral arrangement.

Derivatives by collateral arrangement
	2021			2020
	Notional contract amount	Fair value		Notional contract amount	Fair value
		Assets	Liabilities		Assets	Liabilities
	£m	£m	£m	£m	£m	£m
Unilateral in favour of Barclays
Foreign exchange	26,905	437	(635)	28,431	618	(532)
Interest rate	6,790	816	(6)	6,580	982	(10)
Credit derivatives	1,200	24	(202)	227	2	—
Equity and stock index	245	33	(4)	860	17	(77)
Total unilateral in favour of Barclays	35,140	1,310	(847)	36,098	1,619	(619)
Unilateral in favour of counterparty
Foreign exchange	22,987	385	(883)	16,420	545	(1,003)
Interest rate	36,230	3,162	(3,684)	36,973	3,524	(4,543)
Credit derivatives	152	1	—	287	—	—
Equity and stock index	507	159	(21)	451	146	(22)
Total unilateral in favour of counterparty	59,876	3,707	(4,588)	54,131	4,215	(5,568)
Bilateral arrangement
Foreign exchange	5,261,708	71,624	(68,186)	5,154,176	79,337	(77,919)
Interest rate	13,956,001	116,656	(108,723)	13,267,129	161,909	(155,453)
Credit derivatives	570,968	3,635	(4,190)	365,757	3,348	(3,490)
Equity and stock index	259,066	12,749	(15,965)	453,990	15,376	(18,399)
Commodity derivatives	4,485	54	(102)	4,235	89	(100)
Total bilateral arrangement	20,052,228	204,718	(197,166)	19,245,287	260,059	(255,361)
Uncollateralised derivatives
Foreign exchange	403,523	4,348	(4,526)	269,417	4,277	(4,589)
Interest rate	227,093	3,244	(1,759)	250,857	4,583	(2,131)
Credit derivatives	34,184	347	(360)	18,629	324	(419)
Equity and stock index	18,865	5,881	(8,478)	10,850	3,268	(7,596)
Commodity derivatives	185	2	(5)	9	—	(10)
Total uncollateralised derivatives	683,850	13,822	(15,128)	549,762	12,452	(14,745)
Total OTC derivative assets/(liabilities)	20,831,094	223,557	(217,729)	19,885,278	278,345	(276,293)

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	158

Risk review: Market risk
Risk performance continued
Summary of contents

		Page
Outlines key measures used to summarise the market risk profile of the bank such as value at risk (VaR).	■Market risk overview and summary of performance	159
The Group discloses details on management measures of market risk. Total management VaR includes all trading positions and is presented on a diversified basis by risk factor. This section also outlines the macroeconomic conditions modelled as part of the Group’s risk management framework.	■Traded market risk	159
	■Review of management measures	160
	–The daily average, maximum and minimum values of management	160
	–Business scenario stresses VaR	160
Market risk
All disclosures in this section are unaudited unless otherwise stated.
Overview
This section contains key statistics describing the market risk profile of the Group. The market risk management section provides a description of management VaR.
Measures of market risk in the Group and accounting measures
Traded market risk measures such as VaR and balance sheet exposure measures have fundamental differences:
■balance sheet measures show accruals-based balances or marked to market values as at the reporting date;
■VaR measures also take account of current marked to market values, but in addition hedging effects between positions are considered;
■market risk measures are expressed in terms of changes in value or volatilities as opposed to static values.
For these reasons, it is not possible to present direct reconciliations of traded market risk and accounting measures.
Summary of performance in the period
Average management VaR decreased by 41% to £19m in 2021 (2020: £32m), driven by reduced risk taking, lower market volatility and the impact of a methodology update in March 2021 which changed the historical lookback period of the VaR model from two years to one year. The methodology change has increased the responsiveness of the model to changes over time in volatility levels in the lookback period.
Traded market risk review
Review of management measures
The following disclosures provide details on management measures of market risk. Refer to the market risk management section of the Barclays PLC Pillar 3 Report 2021 (unaudited) for more detail on management measures and the differences when compared to regulatory measures.
The table below shows the total management VaR on a diversified basis by risk factor. Total management VaR includes all trading positions in CIB and Treasury and it is calculated with a one-day holding period.
Limits are applied against each risk factor VaR as well as total management VaR, which are then cascaded further by risk managers to each business.

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	159

Risk review: Market risk
Risk performance continued
The daily average, maximum and minimum values of management VaR

Management VaR (95%, one day) (audited)
	2021			2020
	Average	High[a]	Low[a]	Average	High[a]	Low[a]
For the year ended 31 December	£m	£m	£m	£m	£m	£m
Credit risk	14	30	7	20	38	10
Interest rate risk	7	15	4	10	17	6
Equity risk	9	29	4	13	35	6
Basis risk	6	10	3	10	16	7
Spread risk	4	6	3	5	9	3
Foreign exchange risk	4	16	1	5	7	2
Commodity risk	—	1	—	1	1	—
Inflation risk	3	5	2	2	3	1
Diversification effect[a]	(28)	n/a	n/a	(34)	n/a	n/a
Total management VaR	19	36	6	32	57	18
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
In 2021, the scenario analyses showed that the largest market risk related impacts would be due to a severe deterioration in financial liquidity and an associated global recession.

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	160

Risk review: Treasury and Capital risk
Risk performance continued
Treasury and Capital risk: summary of contents

		Page
Liquidity risk performance
The risk that the firm is unable to meet its contractual or contingent obligations or that it does not have the appropriate amount, tenor and composition of funding and liquidity to support its assets. This section provides an overview of the Group’s liquidity risk.	■Liquidity overview and summary of performance	163
	■Liquidity risk stress testing	163
	–Liquidity risk appetite	163
	–Liquidity regulation	164
	–Liquidity coverage ratio	164
The liquidity pool is held unencumbered and is intended to offset stress outflows.	■Liquidity pool	165
	–Composition of the liquidity pool	165
	–Liquidity pool by currency	165
	–Management of the liquidity pool	165
	–Contingent liquidity	165
The basis for sound liquidity risk management is a funding structure that reduces the probability of a liquidity stress leading to an inability to meet funding obligations as they fall due.	■Funding structure and funding relationships	166
	–Deposit funding	166
	–Wholesale funding	167
Provides details on the contractual maturity of all financial instruments and other assets and liabilities.	■Contractual maturity of financial assets and liabilities	169
Capital risk performance
Capital risk is the risk that the firm has an insufficient level or composition of capital to support its normal business activities and to meet its regulatory capital requirements under normal operating environments or stressed conditions (both actual and as defined for internal planning or regulatory testing purposes). This also includes the risk from the firm’s pension plans. This section details the Group’s capital position providing information on both capital resources and capital requirements. It also provides details of the leverage ratios and exposures.	■Capital risk overview and summary of performance	173
	■Regulatory minimum capital, leverage and MREL requirements	173
	–Capital	173
	–Leverage	173
This section outlines the Group’s capital ratios, capital composition, and provides information on significant movements in CET1 capital during the year.	■Analysis of capital resources	174
	■Capital ratios	174
	–Capital resources	174
	–Movement in CET1 capital	175
This section outlines risk weighted assets by risk type, business and macro drivers.	■Analysis of risk weighted assets	176
	–Risk weighted assets by risk type and business	176
	–Movement analysis of risk weighted assets	176
This section outlines the Group’s leverage ratios, leverage exposure composition, and provides information on significant movements in the IFRS and leverage balance sheet.	■Analysis of leverage ratios and exposures	177
	–Leverage ratios and exposures	177
This section outlines the Group’s Minimum requirement for own funds and Eligible Liabilities (MREL) position and ratios.	–Minimum requirement for own funds and eligible liabilities	178
This section outlines the impact of regulatory changes as implemented by the Prudential Regulation Authority on the Group's capital and leverage ratios, indicative as at 01.01.22	■Regulatory changes as implemented by the Prudential Regulation Authority	178
The Group discloses the two sources of foreign exchange risk that it is exposed to.	■Foreign exchange risk	179
	–Transactional foreign currency exposure	179
	–Translational foreign exchange exposure	179
	–Functional currency of operations	179
A review focusing on the UK retirement fund, which represents the majority of the Group’s total retirement benefit obligation.	■Pension risk review	180
	–Assets and liabilities	180
	–IAS 19 position	180
	–Risk measurement	181

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	161

Risk review: Treasury and Capital risk
Risk performance continued

Interest rate risk in the banking book performance
A description of the non-traded market risk framework is provided.
The Group discloses a sensitivity analysis on pre-tax net interest income for non-trading financial assets and liabilities. The analysis is carried out by business unit and currency.
The Group measures some non-traded market risks, in particular prepayment, recruitment, and residual risk using an economic capital methodology.
The Group discloses the overall impact of a parallel shift in interest rates on other comprehensive income and cash flow hedges.
The Group measures the volatility of the value of the FVOCI instruments in the liquidity pool through non-traded market risk VaR.
■Net interest income sensitivity	182
–by business unit	182
–by currency	183
■Analysis of equity sensitivity	183
■Volatility of the FVOCI portfolio in the liquidity pool	183

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	162

Risk review: Treasury and Capital risk
Risk performance continued
Liquidity risk
All disclosures in this section are unaudited unless otherwise stated.
Overview
The Group has a liquidity risk control framework that meets the PRA standards and is designed to maintain liquidity resources that are sufficient in amount and quality, and a funding profile that is appropriate to meet the Group’s Liquidity Risk Appetite (LRA). The Liquidity Framework is delivered via a combination of policy formation, review and governance, analysis, stress testing, limit setting and monitoring.
This section provides an analysis of the Group’s: (i) summary of performance, (ii) liquidity risk stress testing, iii) liquidity pool, (iv) funding structure and funding relationships, (v) credit ratings, and (vi) contractual maturity of financial assets and liabilities.
For further detail on liquidity risk governance and framework, refer to page195 to 200 of the Barclays PLC Pillar 3 Report 2021 (unaudited).
Key metrics
Liquidity Coverage Ratio
168%
Summary of performance
The liquidity pool at £291bn (December 2020: £266bn) reflects the Group’s prudent approach to liquidity management. The Liquidity Coverage Ratio (LCR) remained well above the 100% regulatory requirement at 168% (December 2020: 162%), equivalent to a surplus of £116bn (December 2020: £99bn). The increase in the liquidity pool, LCR and surplus over the year was driven by continued deposit growth, borrowing from the Bank of England's Term Funding Scheme with additional incentives for SMEs (TFSME) and an increase in wholesale funding, which were partly offset by an increase in business funding consumption .
During the year, the Group issued £11bn of minimum requirement for own funds and eligible liabilities (MREL) instruments in a range of tenors and currencies.
Barclays Bank PLC continued to issue in the shorter-term and medium-term markets and Barclays Bank UK PLC continued to issue in the shorter-term markets and maintain active secured funding programmes. This funding capacity enables the respective entities maintain their stable and diversified funding bases.
The Group’s reliance on short-term wholesale funding, as measured by the proportion of wholesale funding maturing in less than one year increased year-on-year. At 31 December 2021, it was 36% (December 2020: 29%).
Liquidity risk stress testing
Under the Liquidity Framework, the Group has established a liquidity risk appetite (LRA) together with the appropriate limits for the management of the liquidity risk. This is the level of liquidity risk the Group chooses to take in pursuit of its business objectives and in meeting its regulatory obligations. The Group sets its internal liquidity risk appetite based on internal liquidity risk assessments and, external regulatory requirements namely the Liquidity Coverage Ratio (LCR).
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
As part of the LRA, the Group runs three short-term liquidity stress scenarios, aligned to the PRA’s prescribed stresses:
•90 days market-wide stress event
•30 days Barclays-specific stress event
•combined 30 days market-wide and Barclays-specific stress event

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	163

Risk review: Treasury and Capital risk
Risk performance continued
Key LRA assumptions
For the year ended 31 December 2021

Drivers of Liquidity Risk	LRA Combined stress – key assumptions
Wholesale Secured and Unsecured Funding Risk	■Zero rollover of maturing wholesale unsecured funding
■Loss of repo capacity on non-extremely liquid repos at contractual maturity date
■ Roll of repo for extremely liquid repo at wider haircut at contractual maturity date
■Withdrawal of contractual buyback obligations, excess client futures margin, Prime Brokerage (PB) client cash and overlifts
■Haircuts applied to the market value of marketable assets held in the liquidity buffer
Retail and Corporate Funding Risk	■Retail and Corporate deposit outflows as counterparties seek to diversify their deposit balances
Intraday Liquidity Risk
■Liquidity held to meet increased intraday liquidity usage due to payment and receipts volatility, loss of unsecured credit lines and haircuts applied to collateral values used to back secured creditlines, in a stress

Intra-Group Liquidity Risk	■Liquidity support for material subsidiaries. Surplus liquidity held within certain subsidiaries is not taken as a benefit to the wider Group
Cross-Currency Liquidity Risk	■Deterioration in FX market capacity that may result in restriction in net currency positions
Off-Balance Sheet Liquidity Risk	■Drawdown on committed facilities based on facility and counterparty type
■Collateral outflows due to a two-notch credit rating downgrade
■Increase in the Group's initial margin requirement across all major exchanges
■Variation margin outflows from collateralised risk positions
■Outflow of collateral owing but not called
■Loss of internal sources of funding within the PB synthetics business
Franchise-Viability Risk
■Liquidity held to enable the firm to meet select non-contractual obligations to ensure market confidence in the firm is maintained, including debt buy-backs, swap tear-ups and increased prime brokerage margin debits

Funding Concentration Risk	■Liquidity held against largest wholesale funding counterparty refusing to roll
As at 31 December 2021, the Group held eligible liquid assets well in excess of 100% of net stress outflows of the 30 days combined scenario, which has the highest net outflows of the three short-term liquidity stress scenarios.
The Group also runs a long term liquidity stress test, which measures the anticipated outflows over a 12 months market-wide scenario. As at 31 December 2021, the Group remained compliant with this internal metric.
Liquidity regulation
Certain Basel III standards including those relating to the introduction of the liquidity adequacy requirement measured through the LCR were implemented in EU law through CRR, as amended by CRRII, and the Capital Requirements Directive IV. These standards were retained in the UK regulatory framework via a series of onshoring instruments as part of the UK’s withdrawal from the EU. In October 2021, the PRA published the final policy statement setting out its planned implementation of supplementary Basel III standards, including the Net Stable Funding Ratio (NSFR). These came into effect in the UK on 1 January 2022 from which date the Group monitors its position against both the LCR and NSFR.
The LCR is designed to promote short-term resilience of a bank’s liquidity risk profile by holding sufficient High Quality Liquid Assets (HQLA) to survive an acute stress scenario lasting for 30 days. The NSFR has been developed to promote a sustainable and stable structure of assets and liabilities. Barclays is compliant with the NSFR requirement in effect from 1 January 2022.
As a result of the UK’s withdrawal from the EU, EEA government bonds and central bank exposures no longer automatically qualify as Level 1 HQLA. This would impact both the LCR and NSFR metrics. In December 2021, following its consultation process on implementing CRR II in the UK, the PRA introduced a modification by consent (MBC) which would allow for the ongoing recognition of EEA government and central bank assets as Level 1 HQLA for the purposes of the LCR and NSFR. Barclays applied for this MBC which was granted by the PRA in December 2021.
Liquidity coverage ratio
The external LCR requirement is prescribed by the regulator taking into account the relative stability of different sources of funding and potential incremental funding requirements in a stress.

	2021	2020
As at 31 December	£bn	£bn
Eligible liquidity buffer	285	258
Net stress outflows	(169)	(159)
Surplus	116	99
Liquidity coverage ratio	168%	162%
As part of the LRA, Barclays also establishes the minimum LCR limit. The Group plans to maintain its surplus to the internal and regulatory stress requirements at an efficient level, while continuously assessing risks to market funding conditions and its liquidity position and taking actions to manage the size of the liquidity pool as appropriate.

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	164

Risk review: Treasury and Capital risk
Risk performance continued
Liquidity pool
The Group liquidity pool as at 31 December 2021 was £291bn (2020: £266bn). During 2021, the month-end liquidity pool ranged from £290bn to £337bn (2020: £218bn to £332bn), and the month-end average balance was £303bn (2020: £287bn). The liquidity pool is held unencumbered and is intended to offset stress outflows. It comprises the following cash and unencumbered assets.

Composition of the Group liquidity pool as at 31 December 2021
		Liquidity pool of which CRR LCR eligible[c]			2020
	Liquidity pool	Cash	Level 1	Level 2A	Liquidity pool
	£bn	£bn	£bn	£bn	£bn
Cash and deposits with central banks[a]	245	243	—	—	197

Government bonds[b]
AAA to AA-	26	—	23	—	31
A+ to A-	2	—	—	2	13
BBB+ to BBB-	—	—	—	—	1
Total government bonds	28	—	23	2	45

Other
Government guaranteed issuers, PSEs and GSEs	6	—	5	1	10
International organisations and MDBs	5	—	5	—	6
Covered bonds	6	—	4	2	8
Other	1	—	—	—	—
Total other	18	—	14	3	24
Total as at 31 December 2021	291	243	37	5	266
Total as at 31 December 2020	266	192	55	11
Notes
a    Includes cash held at central banks and surplus cash at central banks related to payment schemes. Of which over 99% (2020: over 98%) was placed with the Bank of England, US Federal Reserve, European Central Bank, Bank of Japan and Swiss National Bank.
b    Of which over 82% (2020: over 78%) comprised UK, US, French, German, Japanese, Swiss and Dutch securities.
c    The LCR eligible liquidity pool is adjusted for trapped liquidity and other regulatory deductions. It also incorporates other CRR (as amended by CRR II) qualifying assets that are not eligible under Barclays’ internal risk appetite.
The Group liquidity pool is well diversified by major currency and the Group monitors LRA stress scenarios for major currencies.

Liquidity pool by currency
	USD	EUR	GBP	Other	Total
	£bn	£bn	£bn	£bn	£bn
Liquidity pool as at 31 December 2021	59	52	132	48	291
Liquidity pool as at 31 December 2020	60	50	80	76	266
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
As at 31 December 2021, 58% (2020: 64%) of the liquidity pool was located in Barclays Bank PLC, 30% (2020: 23%) in Barclays Bank UK PLC and 7% (2020: 7%) in Barclays Bank Ireland PLC. The residual portion of the liquidity pool is held outside of these entities, predominantly in the US subsidiaries, to meet entity-specific stress outflows and local regulatory requirements. To the extent the use of this portion of the liquidity pool is restricted due to local regulatory requirements, it is assumed to be unavailable to the rest of the Group in calculating the LCR.
Contingent liquidity
In addition to the Group liquidity pool, the Group has access to other unencumbered assets which provide a source of contingent liquidity. While these are not relied on in the Group’s LRA, a portion of these assets may be monetised in a stress to generate liquidity through their use as collateral for secured funding or through outright sale.
In a Barclays-specific, market-wide or combined liquidity stress, liquidity available via market sources could be severely disrupted. In circumstances where market liquidity is unavailable or available only at significantly elevated prices, the Group could generate liquidity via central bank facilities. To this end, as at 31 December 2021, the Group had £93.3bn (December 2020: £99.2bn) of assets positioned at various central banks.
For more detail on the Group’s other unencumbered assets, see pages 221 to 223 of the Barclays PLC Pillar 3 Report 2021 (unaudited).

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	165

Risk review: Treasury and Capital risk
Risk performance continued
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
These funding relationships are summarised below:

	2021	2020		2021	2020
Assets	£bn	£bn	Liabilities	£bn	£bn
Loans and advances at amortised cost[a]	358	335	Deposits at amortised cost	519	481
Group liquidity pool	291	266	<1 Year wholesale funding	61	43
			>1 Year wholesale funding	107	102
Reverse repurchase agreements, trading portfolio assets, cash collateral and settlement balances	388	376	Repurchase agreements, trading portfolio liabilities, cash collateral and settlement balances	330	324
Derivative financial instruments	263	302	Derivative financial instruments	257	301
Other assets[b]	84	71	Other liabilities	40	32
			Equity	70	67
Total assets	1,384	1,350	Total liabilities	1,384	1,350
Notes
a    Adjusted for liquidity pool debt securities reported at amortised costs of £3bn (December 2020: £8bn).
b    Other assets include fair value assets that are not part of reverse repurchase agreements or trading portfolio assets, and other asset categories.

Deposit funding (audited)
	2021			2020
Funding of loans and advances	Loans and advances at amortised cost	Deposits at amortised cost	Loan: deposit ratio[a]	Loan: deposit ratio
As at 31 December 2021	£bn	£bn	%	%
Barclays UK	222	260	85%	89%
Barclays International	134	259	52%	51%
Head Office	5	—
Barclays Group	361	519	70%	71%
Note
a    The loan: deposit ratio is calculated as loans and advances at amortised cost divided by deposits at amortised cost.

As at 31 December 2021, £222bn (2020: £209bn) of total customer deposits were insured through the UK Financial Services Compensation Scheme (FSCS) and other similar schemes. In addition to these customer deposits £1.3bn (2020: £2bn) of other liabilities are insured by other governments.
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

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	166

Risk review: Treasury and Capital risk
Risk performance continued
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
The Group expects to continue issuing public wholesale debt from Barclays PLC (the Parent company), in order to maintain compliance with indicative MREL requirements and maintain a stable and diverse funding base by type, currency and market. During the year, the Group issued £11.0bn of MREL instruments from Barclays PLC (the Parent company) in a range of different currencies and tenors.
Barclays Bank PLC continued to issue in the shorter-term markets and maintain active medium-term notes programmes. Barclays Bank UK PLC continued to issue in the shorter-term markets and maintain active secured funding programmes. This funding capacity enables the respective entities to maintain their stable and diversified funding bases.
As at 31 December 2021, the Group’s total wholesale funding outstanding (excluding repurchase agreements) was £167.5bn (2020: £145.0bn), of which £16.6bn (2020: £17.1bn) was secured funding and £150.9bn (2020: £127.9bn) unsecured funding. Unsecured funding includes £59.7bn (2020: £54.8bn) of privately placed senior unsecured notes issued through a variety of distribution channels including intermediaries and private banks.
Wholesale funding of £60.7bn (2020: £42.7bn) matures in less than one year, representing 36% (December 2020: 29%) of total wholesale funding outstanding. This includes £18.9bn (2020: £20.3bn) related to term fundingb. Although not a requirement, the liquidity pool exceeded the wholesale funding maturing in less than one year by £230bn (2020: £223bn).
Barclays Bank Group and Barclays Bank UK Group also support various central bank monetary initiatives, such as the Bank of England’s Term Funding Scheme with additional incentives for SMEs (TFSME), and the European Central Bank’s Targeted Long-Term Refinancing Operations (TLTRO). These are reported under ‘repurchase agreements and other similar secured borrowing’ on the balance sheet.
In 2021, Barclays repaid £1.4bn of Term Funding Scheme (TFS) drawings early, reducing the outstanding drawn balance under TFS to £0.0bn as at 31 December 2021. In addition, Barclays drew an additional £15.4bn under the TFSME and an additional £0.5bn under the TLTRO; £22.0bn TFSME and £2.7bn TLTRO balances were outstanding at the year-end.

Maturity profile of wholesale funding[a,b]
	<1 month	1-3 months	3-6 months	6-12 months	<1 year	1-2 years	2-3 years	3-4 years	4-5 years	>5 years	Total
	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Barclays PLC (the Parent company)
Senior unsecured (Public benchmark)	—	0.8	—	—	0.8	7.4	5.5	5.5	5.8	15.6	40.6
Senior unsecured (Privately placed)	—	—	—	—	—	0.1	0.1	—	—	1.0	1.2
Subordinated liabilities	—	—	—	—	—	—	0.9	—	1.5	6.8	9.2
Barclays Bank PLC (including subsidiaries)
Certificates of deposit and commercial paper	0.7	11.2	10.2	9.0	31.1	0.2	0.1	—	—	—	31.4
Asset backed commercial paper	2.3	4.2	0.6	—	7.1	—	—	—	—	—	7.1
Senior unsecured (Public benchmark)	—	—	1.3	—	1.3	—	0.9	—	—	0.4	2.6
Senior unsecured (Privately placed)c	1.2	2.1	3.1	5.3	11.7	7.1	8.6	4.6	4.0	22.5	58.5
Asset backed securities	0.1	—	—	0.5	0.6	0.1	2.0	0.1	0.3	1.4	4.5
Subordinated liabilities	—	1.0	—	1.3	2.3	—	0.1	—	0.4	0.8	3.6
Barclays Bank UK PLC (including subsidiaries)
Certificates of deposit and commercial paper	2.9	0.2	0.5	—	3.6	—	—	—	—	—	3.6
Senior unsecured (Public benchmark)	—	—	—	—	—	—	—	—	—	0.2	0.2
Covered bonds	—	2.2	—	—	2.2	1.8	—	—	—	1.0	5.0
Total as at Total as at 31 December 21	7.2	21.7	15.7	16.1	60.7	16.7	18.2	10.2	12.0	49.7	167.5
Of which secured	2.4	6.4	0.6	0.5	9.9	1.9	2.0	0.1	0.3	2.4	16.6
Of which unsecured	4.8	15.3	15.1	15.6	50.8	14.8	16.2	10.1	11.7	47.3	150.9
Total as at Total as at 31 December 20	5.7	15.4	9.5	12.1	42.7	15.6	16.7	12.3	10.2	47.5	145.0
Of which secured	2.3	5.0	0.7	0.5	8.5	3.1	2.2	0.5	0.2	2.6	17.1
Of which unsecured	3.4	10.4	8.8	11.6	34.2	12.5	14.5	11.8	10.0	44.9	127.9
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
c    Includes structured notes of £50.1bn, of which £10.9bn matures within one year.

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	167

Risk review: Treasury and Capital risk
Risk performance continued
Currency composition of wholesale debt
As at 31 December 2021, the proportion of wholesale funding by major currencies was as follows:

Currency composition of wholesale funding
	USD	EUR	GBP	Other
	%	%	%	%
Certificates of deposit and commercial paper	50	43	6	1
Asset backed commercial paper	82	13	5	—
Senior unsecured (Public benchmark)	57	21	14	8
Senior unsecured (Privately placed)	65	15	9	11
Covered bonds / Asset backed securities	48	22	30	—
Subordinated liabilities	66	24	7	3
Total as December 31, 2021	59	24	11	6
Total as December 31, 2020	61	20	13	6
To manage cross currency refinancing risk, the Group manages to currency mismatch limits, which limit risk at specific maturities.

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	168

Risk review: Treasury and Capital risk
Risk performance continued
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

Contractual maturity of financial assets and liabilities (audited)
As at 31 December 2021	On demand	Not more than three months	Over three months but not more than six months	Over six months but not more than nine months	Over nine months but not more than one year	Over one year but not more than two years	Over two years but not more than three years	Over three years but not more than five years	Over five years but not more than ten years	Over ten years	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Assets
Cash and balances at central banks	238,369	205	—	—	—	—	—	—	—	—	238,574
Cash collateral and settlement balances	2,807	89,735	—	—	—	—	—	—	—	—	92,542
Loans and advances at amortised cost	19,749	8,670	8,879	5,291	10,192	23,716	26,037	47,614	39,822	171,481	361,451
Reverse repurchase agreements and other similar secured lending	58	2,984	—	—	—	184	—	—	—	1	3,227
Trading portfolio assets	147,035	—	—	—	—	—	—	—	—	—	147,035
Financial assets at fair value through the income statement	24,257	127,085	9,281	7,042	3,451	5,889	5,394	2,590	2,564	4,419	191,972
Derivative financial instruments	261,678	58	48	—	—	82	145	537	15	9	262,572
Financial assets at fair value through other comprehensive income	—	4,280	1,488	1,245	1,419	3,834	8,205	13,188	18,226	9,868	61,753
Other financial assets	707	474	26	2	—	1	—	—	1	2	1,213
Total financial assets	694,660	233,491	19,722	13,580	15,062	33,706	39,781	63,929	60,628	185,780	1,360,339
Other assets											23,946
Total assets											1,384,285
Liabilities
Deposits at amortised cost	454,961	40,755	13,524	2,994	3,724	2,025	433	241	545	231	519,433
Cash collateral and settlement balances	2,983	76,388	—	—	—	—	—	—	—	—	79,371
Repurchase agreements and other similar secured borrowing	20	6,621	—	—	—	2,195	8,925	10,504	—	87	28,352
Debt securities in issue	—	24,399	12,606	5,845	3,254	9,792	8,957	12,948	12,218	8,848	98,867
Subordinated liabilities	—	1,007	—	74	1,218	27	1,063	1,885	5,603	1,882	12,759
Trading portfolio liabilities	54,169	—	—	—	—	—	—	—	—	—	54,169
Financial liabilities designated at fair value	14,342	158,059	17,065	10,557	3,909	7,861	9,185	8,558	7,746	13,678	250,960
Derivative financial instruments	255,747	4	22	18	5	124	177	302	122	362	256,883
Other financial liabilities	184	4,331	43	42	40	691	145	266	420	139	6,301
Total financial liabilities	782,406	311,564	43,260	19,530	12,150	22,715	28,885	34,704	26,654	25,227	1,307,095
Other liabilities											6,979
Total liabilities											1,314,074
Cumulative liquidity gap	(87,746)	(165,819)	(189,357)	(195,307)	(192,395)	(181,404)	(170,508)	(141,283)	(107,309)	53,244	70,211

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	169

Risk review: Treasury and Capital risk
Risk performance continued

Contractual maturity of financial assets and liabilities (audited)
As at 31 December 2020	On demand	Not more than three months	Over three months but not more than six months	Over six months but not more than nine months	Over nine months but not more than one year	Over one year but not more than two years	Over two years but not more than three years	Over three years but not more than five years	Over five years but not more than ten years	Over ten years	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Assets
Cash and balances at central banks	190,347	182	598	—	—	—	—	—	—	—	191,127
Cash collateral and settlement balances	1,177	100,190	—	—	—	—	—	—	—	—	101,367
Loans and advances at amortised cost	14,098	11,970	8,388	4,956	5,234	25,392	22,133	36,286	47,944	166,231	342,632
Reverse repurchase agreements and other similar secured lending	150	8,698	—	—	—	—	183	—	—	—	9,031
Trading portfolio assets	127,950	—	—	—	—	—	—	—	—	—	127,950
Financial assets at fair value through the income statement	17,377	123,044	7,548	6,960	4,151	4,911	1,346	2,431	2,345	5,038	175,151
Derivative financial instruments	301,880	23	—	—	—	70	55	310	87	21	302,446
Financial assets at fair value through other comprehensive income	—	9,655	3,517	1,393	948	6,469	5,566	17,552	24,450	9,138	78,688
Other financial assets	357	451	19	22	—	1	—	—	—	—	850
Total financial assets	653,336	254,213	20,070	13,331	10,333	36,843	29,283	56,579	74,826	180,428	1,329,242
Other assets											20,272
Total assets											1,349,514
Liabilities
Deposits at amortised cost	410,894	41,468	15,886	5,073	3,082	2,264	625	601	764	379	481,036
Cash collateral and settlement balances	1,900	83,523	—	—	—	—	—	—	—	—	85,423
Repurchase agreements and other similar secured borrowing	4	3,276	—	—	—	1,400	2,329	7,073	—	92	14,174
Debt securities in issue	—	16,344	4,048	5,100	1,937	5,780	10,402	13,608	12,721	5,856	75,796
Subordinated liabilities	—	1,589	3,209	294	—	2,192	14	989	6,915	1,139	16,341
Trading portfolio liabilities	47,405	—	—	—	—	—	—	—	—	—	47,405
Financial liabilities designated at fair value	15,555	172,153	8,677	5,067	2,938	8,594	6,939	8,580	8,344	12,918	249,765
Derivative financial instruments	299,795	1	49	—	—	79	67	185	196	403	300,775
Other financial liabilities	101	2,915	49	46	45	738	156	273	436	210	4,969
Total financial liabilities	775,654	321,269	31,918	15,580	8,002	21,047	20,532	31,309	29,376	20,997	1,275,684
Other liabilities											6,948
Total liabilities											1,282,632
Cumulative liquidity gap	(122,318)	(189,374)	(201,222)	(203,471)	(201,140)	(185,344)	(176,593)	(151,323)	(105,873)	53,558	66,882
Expected maturity date may differ from the contractual dates, to account for:
•trading portfolio assets and liabilities and derivative financial instruments, which may not be held to maturity as part of the Group’s trading strategies
•corporate and retail deposits, reported under deposits at amortised cost, are repayable on demand or at short notice on a contractual basis. In practice, their behavioural maturity is typically longer than their contractual maturity, and therefore these deposits provide stable funding for the Group’s operations and liquidity needs because of the broad base of customers, both numerically and by depositor type
•loans to corporate and retail customers, which are included within loans and advances at amortised cost and financial assets at fair value, may be repaid earlier in line with terms and conditions of the contract
•debt securities in issue, subordinated liabilities, and financial liabilities designated at fair value, may include early redemption features.

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	170

Risk review: Treasury and Capital risk
Risk performance continued
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
Derivative financial instruments held for trading and trading portfolio liabilities are included in the on demand column at their fair value.

Contractual maturity of financial liabilities - undiscounted (audited)
	On demand	Not more than three months	Over three months but not more than six months	Over six months but not more than one year	Over one year but not more than three years	Over three years but not more than five years	Over five years but not more than ten years	Over ten years	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
As at 31 December 2021
Deposits at amortised cost	454,961	40,755	13,524	6,718	2,461	239	559	261	519,478
Cash collateral and settlement balances	2,983	76,388	—	—	—	—	—	—	79,371
Repurchase agreements and other similar secured borrowing	20	6,621	—	—	11,356	10,885	—	146	29,028
Debt securities in issue	—	24,450	12,625	9,075	19,225	14,060	14,147	13,690	107,272
Subordinated liabilities	—	1,063	—	1,379	1,213	2,316	6,627	2,867	15,465
Trading portfolio liabilities	54,169	—	—	—	—	—	—	—	54,169
Financial liabilities designated at fair value	14,342	158,094	17,096	14,558	17,445	8,908	7,949	22,062	260,454
Derivative financial instruments	255,747	5	22	24	305	316	134	449	257,002
Other financial liabilities	184	4,344	57	111	932	327	502	162	6,619
Total financial liabilities	782,406	311,720	43,324	31,865	52,937	37,051	29,918	39,637	1,328,858

As at 31 December 2020
Deposits at amortised cost	410,894	41,468	15,886	8,156	2,893	599	768	385	481,049
Cash collateral and settlement balances	1,900	83,523	—	—	—	—	—	—	85,423
Repurchase agreements and other similar secured borrowing	4	3,276	—	—	3,729	7,089	—	154	14,252
Debt securities in issue	—	16,368	4,058	7,061	16,684	14,715	14,882	9,852	83,620
Subordinated liabilities	—	1,597	3,328	311	2,498	1,152	8,578	1,587	19,051
Trading portfolio liabilities	47,405	—	—	—	—	—	—	—	47,405
Financial liabilities designated at fair value	15,555	172,186	8,683	8,007	15,604	8,586	8,369	20,835	257,825
Derivative financial instruments	299,795	1	49	—	147	187	204	443	300,826
Other financial liabilities	101	2,929	62	116	981	338	557	248	5,332
Total financial liabilities	775,654	321,348	32,066	23,651	42,536	32,666	33,358	33,504	1,294,783

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	171

Risk review: Treasury and Capital risk
Risk performance continued
Maturity of off-balance sheet commitments received and given
The table below presents the maturity split of the Group’s off-balance sheet commitments received and given at the balance sheet date. The amounts disclosed in the table are the undiscounted cash flows (i.e. nominal values) on the basis of earliest opportunity at which they are available.

Maturity analysis of off-balance sheet commitments received (audited)
	On demand	Not more than three months	Over three months but not more than six months	Over six months but not more than nine months	Over nine months but not more than one year	Over one year but not more than two years	Over two years but not more than three years	Over three years but not more than five years	Over five years but not more than ten years	Over ten years	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
As at 31 December 2021
Guarantees, letters of credit and credit insurance	25,613	31	21	10	12	4	12	83	65	19	25,870
Other commitments received	455	—	—	—	—	—	—	—	—	—	455
Total off-balance sheet commitments received	26,068	31	21	10	12	4	12	83	65	19	26,325

As at 31 December 2020
Guarantees, letters of credit and credit insurance	26,368	86	37	68	8	18	14	47	40	25	26,711
Other commitments received	92	—	—	—	—	—	—	—	—	—	92
Total off-balance sheet commitments received	26,460	86	37	68	8	18	14	47	40	25	26,803

Maturity analysis of off-balance sheet commitments given (audited)
	On demand	Not more than three months	Over three months but not more than six months	Over six months but not more than nine months	Over nine months but not more than one year	Over one year but not more than two years	Over two years but not more than three years	Over three years but not more than five years	Over five years but not more than ten years	Over ten years	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
As at 31 December 2021
Contingent liabilities	21,207	135	4	—	—	—	—	—	—	—	21,346
Documentary credits and other short-term trade related transactions	1,582	2	—	—	—	—	—	—	—	—	1,584
Standby facilities, credit lines and other commitments	344,055	—	—	—	—	72	—	—	—	—	344,127
Total off-balance sheet commitments given	366,844	137	4	—	—	72	—	—	—	—	367,057

As at 31 December 2020
Contingent liabilities	21,307	213	57	6	1	25	—	—	—	—	21,609
Documentary credits and other short-term trade related transactions	1,084	1	1	—	—	—	—	—	—	—	1,086
Standby facilities, credit lines and other commitments	330,499	564	93	123	95	160	199	202	21	7	331,963
Total off-balance sheet commitments given	352,890	778	151	129	96	185	199	202	21	7	354,658

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	172

Risk review: Treasury and Capital risk
Risk performance continued
Capital risk
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
More details on monitoring and managing capital risk may be found in the risk management sections of the Barclays PLC Pillar 3 Report 2021 (unaudited).
Key metrics
Common Equity Tier 1 ratio
15.1%
Average UK leverage ratio
4.9%
UK leverage ratio
5.3%
Own funds and eligible liabilities ratio as a percentage of CRR leverage exposuresa,b
8.0%

Notes
a    Fully loaded CRR leverage exposure is calculated without applying the transitional arrangements of the CRR as amended by CRR II.
b    Excludes subsidiary issuances which cannot be counted towards the Group’s MREL from 1 January 2022. The own funds and eligible liabilities ratio including subsidiary issuances was 8.1%.
Summary of performance in the period
The Group continues to be in excess of overall capital, leverage and MREL regulatory requirements.
CET1 capital increased by £1.2bn to £47.5bn as profit before tax of £8.4bn was partially offset by share buybacks, 2021 dividends and equity coupons paid and foreseen as well as pensions deficit contribution payments.
RWAs increased £7.9bn to £314.1bn primarily resulting from the recalibration of the modelled market risk stress period, increased client and trading activity within CIB and growth in mortgages within Barclays UK, partially offset by lower unsecured balances.
The average UK leverage ratio decreased to 4.9% (December 2020: 5.0%). The average leverage exposure increased by £80.2bn to £1,227.1bn largely driven by an increase in securities financing transactions (SFTs), potential future exposure (PFE) on derivatives and trading portfolio assets (TPAs) .
As at 31 December 2021, Barclays PLC (the Parent company) had £108.2bn of own funds and eligible liabilities equating to 8% of CRR leverage exposures. This was in excess of the Group’s MREL requirement to hold £93.9bn of own funds and eligible liabilities, equating to 6.9% of CRR leverage exposures.
Minimum capital requirements
The Group’s Overall Capital Requirement for CET1 is 11.1% comprising a 4.5% Pillar 1 minimum, a 2.5% Capital Conservation Buffer (CCB), a 1.5% Global Systemically Important Institution (G-SII) buffer, a 2.6% Pillar 2A requirement and a 0% Countercyclical Capital Buffer (CCyB).
The Group’s CCyB is based on the buffer rate applicable for each jurisdiction in which the Group has exposures. On 11 March 2020, the Financial Policy Committee (FPC) set the CCyB rate for UK exposures at 0% with immediate effect. The buffer rates set by other national authorities for non-UK exposures are not currently material. Overall, this results in a 0.0% CCyB for the Group. On 13 December 2021, the FPC announced that a CCyB rate of 1% for UK exposures has been re-introduced and will be applicable from 13 December 2022.
As at 31 December 2021, the Group’s Pillar 2A requirement as per the PRA’s Individual Capital Requirement was set as a nominal amount. When expressed as a percentage of RWAs this was 4.6% of which at least 56.25% needed to be met with CET1 capital, equating to approximately 2.6% of RWAs. The Pillar 2A requirement is subject to at least annual review and is based on a point in time assessment.
Minimum leverage requirements
The Group is subject to a leverage ratio requirement of 3.8% as at 31 December 2021. This comprises the 3.25% minimum requirement, a G-SII additional leverage ratio buffer (G-SII ALRB) of 0.53% and a countercyclical leverage ratio buffer of 0.0%. Although the leverage ratio is expressed in terms of T1 capital, 75% of the minimum requirement, equating to 2.4375%, needs to be met with CET1 capital. In addition, the G-SII ALRB must be covered solely with CET1 capital. The CET1 capital held against the 0.53% G-SII ALRB was £6.0bn.
Minimum requirements for own funds and eligible liabilities
As at 31 December 2021, the Group was required to meet the higher of: (i) the MREL set by the Bank of England (BoE); and (ii) the requirements in CRR as amended by CRR II, both of which have RWA and leverage measures.
CET1 capital cannot be counted towards both MREL and the capital buffers, meaning that the buffers will effectively be applied above MREL requirements.
Significant regulatory updates in the period
Following the withdrawal of the UK from the EU, any references to CRR as amended by CRR II mean, unless otherwise specified, CRR as amended by CRR II, as it forms part of UK law pursuant to the European Union (Withdrawal) Act 2018 and subject to the temporary transitional powers (TTP) available to UK regulators to delay or phase-in on-shoring changes to UK regulatory requirements arising at the end of the transition period until 31 March 2022, as at the applicable reporting date.

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	173

Risk review: Treasury and Capital risk
Risk performance continued
Capital resources

Capital ratios[a,b,c]
As at 31 December	2021	2020
CET1	15.1%	15.1%
Tier 1 (T1)	19.2%	19.0%
Total regulatory capital	22.3%	22.1%

Capital resources (audited)
	2021	2020
As at 31 December	£m	£m
Total equity excluding non-controlling interests per the balance sheet	69,222	65,797
Less: other equity instruments (recognised as AT1 capital)	(12,259)	(11,172)
Adjustment to retained earnings for foreseeable ordinary share dividends	(666)	(174)
Adjustment to retained earnings for foreseeable repurchase of shares	—	—
Adjustment to retained earnings for foreseeable other equity coupons	(32)	(30)

Other regulatory adjustments and deductions
Additional value adjustments (PVA)	(1,585)	(1,146)
Goodwill and intangible assets	(6,804)	(6,914)
Deferred tax assets that rely on future profitability excluding temporary differences	(1,028)	(595)
Fair value reserves related to gains or losses on cash flow hedges	852	(1,575)
Gains or losses on liabilities at fair value resulting from own credit	892	870
Defined benefit pension fund assets	(2,619)	(1,326)
Direct and indirect holdings by an institution of own CET1 instruments	(50)	(50)
Adjustment under IFRS 9 transitional arrangements	1,229	2,556
Other regulatory adjustments	345	55
CET1 capital	47,497	46,296

AT1 capital
Capital instruments and related share premium accounts	12,259	11,172
Qualifying AT1 capital (including minority interests) issued by subsidiaries	637	646
Other regulatory adjustments and deductions	(80)	(80)
AT1 capital	12,816	11,738

T1 capital	60,313	58,034

T2 capital
Capital instruments and related share premium accounts	8,713	7,836
Qualifying T2 capital (including minority interests) issued by subsidiaries	1,113	1,893
Credit risk adjustments (excess of impairment over expected losses)	73	57
Other regulatory adjustments and deductions	(160)	(160)
Total regulatory capital	70,052	67,660

Total RWAs	314,136	306,203
Notes
aCET1, T1 and T2 capital, and RWAs are calculated applying the transitional arrangements of the CRR as amended by CRR II. This includes IFRS 9 transitional arrangements and the grandfathering of CRR and CRR II non-compliant capital instruments.
bThe fully loaded CET1 ratio, as is relevant for assessing against the conversion trigger in Barclays PLC AT1 securities, was 14.7%, with £46.3bn of CET1 capital and £313.9bn of RWAs calculated without applying the transitional arrangements of the CRR as amended by CRR II.
cThe Group’s CET1 ratio, as is relevant for assessing against the conversion trigger in Barclays Bank PLC 7.625% Contingent Capital Notes, was 15.1%. For this calculation CET1 capital and RWAs are calculated applying the transitional arrangements under the CRR as amended by CRR II, including the IFRS 9 transitional arrangements. The benefit of the Financial Services Authority (FSA) October 2012 interpretation of the transitional provisions, relating to the implementation of CRD IV, expired in December 2017.

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	174

Risk review: Treasury and Capital risk
Risk performance continued

Movement in CET1 capital
2021
£m
Opening balance as at 1 January 2021	46,296

Profit for the period attributable to equity holders	7,179
Own credit relating to derivative liabilities	16
Ordinary share dividends paid and foreseen	(1,004)
Purchased and foreseeable share repurchase	(1,200)
Other equity coupons paid and foreseen	(806)
Increase in retained regulatory capital generated from earnings	4,185

Net impact of share schemes	187
Fair value through other comprehensive income reserve	(288)
Currency translation reserve	(131)
Other reserves	(2)
Decrease in other qualifying reserves	(234)

Pension remeasurements within reserves	643
Defined benefit pension fund asset deduction	(1,293)
Net impact of pensions	(650)

Additional value adjustments (PVA)	(439)
Goodwill and intangible assets	110
Deferred tax assets that rely on future profitability excluding those arising from temporary differences	(433)
Adjustment under IFRS 9 transitional arrangements	(1,327)
Other regulatory adjustments	(11)
Decrease in regulatory capital due to adjustments and deductions	(2,100)
Closing balance as at 31 December 2021	47,497
CET1 capital increased £1.2bn to £47.5bn (December 2020: £46.3bn).
£7.2bn of capital generated from profits were partially offset by distributions of £3bn comprising:
•£1bn of dividends paid and foreseen for ordinary shares, which includes £0.3bn half year dividend and a £0.7bn accrual towards the 2021 full year dividend
•£1.2bn for share buybacks made up of £0.7bn for the share buyback announced with FY20 results and £0.5bn for the share buyback announced with H121 results; and
•£0.8bn of equity coupons paid
Other significant movements in the period were:
•A £1.3bn decrease in IFRS 9 transitional relief, after tax, primarily due to credit impairment releases, impairment migrations from Stage 2 to Stage 3 and a decrease to the amount of relief applied to the pre-2020 impairment charge reducing to 50% in 2021 from 70% in 2020
•A £0.7bn decrease as a result of movements relating to pensions, largely due to deficit contribution payments of £0.35bn in April 2021 and September 2021
•A £0.4bn increase in the PVA deduction due to the reversal of temporary COVID-19 relief measures which increased diversification factors applied to certain additional valuation adjustments during 2020

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	175

Risk review: Treasury and Capital risk
Risk performance continued
Risk weighted assets

Risk weighted assets (RWAs) by risk type and business
	Credit risk		Counterparty credit risk				Market risk		Operational risk	Total RWAs
	Std	IRB	Std	IRB	Settlement risk	CVA	Std	IMA
As at 31 December 2021	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Barclays UK	7,195	53,408	426	—	—	138	100	—	11,022	72,289
Corporate and Investment Bank	29,420	64,416	15,223	19,238	105	2,289	17,306	27,308	25,359	200,664
Consumer, Cards and Payments	20,770	2,749	215	18	—	21	—	57	6,391	30,221
Barclays International	50,190	67,165	15,438	19,256	105	2,310	17,306	27,365	31,750	230,885
Head Office	4,733	7,254	—	—	—	—	—	—	(1,025)	10,962
Barclays Group	62,118	127,827	15,864	19,256	105	2,448	17,406	27,365	41,747	314,136

As at 31 December 2020
Barclays UK	7,360	54,340	394	—	—	136	72	—	11,359	73,661
Corporate and Investment Bank	24,660	73,792	12,047	20,280	246	2,351	13,123	22,363	23,343	192,205
Consumer, Cards and Payments	19,754	3,041	177	45	—	31	—	71	6,996	30,115
Barclays International	44,414	76,833	12,224	20,325	246	2,382	13,123	22,434	30,339	222,320
Head Office	4,153	6,869	—	—	—	—	—	—	(800)	10,222
Barclays Group	55,927	138,042	12,618	20,325	246	2,518	13,195	22,434	40,898	306,203

Movement analysis of risk weighted assets
	Credit risk	Counterparty credit risk	Market risk	Operational risk	Total RWAs
Risk weighted assets	£m	£m	£m	£m	£m
As at 31 December 2020	193,969	35,707	35,629	40,898	306,203
Book size	(1,106)	1,838	1,295	849	2,876
Acquisitions and disposals	(1,095)	—	—	—	(1,095)
Book quality	175	(102)	—	—	73
Model updates	(950)	(186)	6,927	—	5,791
Methodology and policy	(345)	416	920	—	991
Foreign exchange movement [a]	(703)	—	—	—	(703)
Total RWA movements	(4,024)	1,966	9,142	849	7,933
As at 31 December 2021	189,945	37,673	44,771	41,747	314,136
Note
a    Foreign exchange movement does not include foreign exchange for counterparty credit risk, market risk or operational risk.
Overall RWAs increased £7.9bn to £314.1bn (December 2020: £306.2bn). Significant movements in the period were:
Credit risk RWAs decreased £4.0bn:
•A £1.1bn decrease in book size mainly driven by lower lending, partially offset by growth in mortgages within Barclays UK
•A £1.1bn decrease in acquisitions and disposals mainly driven by disposal of wholesale loans during the year
•A £1.0bn decrease in model updates primarily due to modelled risk weight recalibrations
Counterparty credit risk RWAs increased £2.0bn:
•A £1.8bn increase in book size primarily due to an increase in client and trading activities within SFTs, partially offset by a reduction in derivatives
Market risk RWAs increased £9.1bn:
•A £1.3bn increase in book size primarily due to an increase in client and trading activities
•A £6.9bn increase in model updates driven by an increase in Stressed Value at Risk (SVaR) due to a model adjustment to reflect market movements during the COVID-19 stressed period following recalibration of the period, which was delayed until 2021 as a result of COVID-19 relief measures afforded by the PRA
•A £0.9bn increase in methodology and policy driven by the application of Pillar 1 Structural FX charge, partially offset by a change in the historical lookback period of the VaR model from two years to one year

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	176

Risk review: Treasury and Capital risk
Risk performance continued
Leverage ratios and exposures
The Group is required to disclose an average UK leverage ratio which is based on capital on the last day of each month in the quarter and an exposure measure for each day in the quarter. The Group is also required to disclose a UK leverage ratio based on capital and exposure on the last day of the quarter.

Leverage ratios[a,b]
	2021	2020
As at 31 December	£m	£m
Average UK leverage ratio	4.9%	5.0%
Average T1 capital[c]	59,796	57,069
Average UK leverage exposure	1,227,134	1,146,919

UK leverage ratio	5.3%	5.3%

CET1 capital	47,497	46,296
AT1 capital	12,179	11,092
T1 capital[c]	59,676	57,388

UK leverage exposure	1,135,997	1,090,907

UK leverage exposure
	2021	2020
As at 31 December	£m	£m
Accounting assets
Derivative financial instruments	262,572	302,446
Derivative cash collateral	58,177	64,798
Securities financing transactions	170,853	164,034
Loans and advances and other assets	892,683	818,236
Total IFRS assets	1,384,285	1,349,514

Regulatory consolidation adjustments	(3,665)	(1,144)

Derivatives adjustments
Derivatives netting	(236,881)	(272,275)
Adjustments to collateral	(50,929)	(57,414)
Net written credit protection	15,509	14,986
Potential future exposure on derivatives	137,291	117,010
Total derivatives adjustments	(135,010)	(197,693)

SFTs adjustments	24,544	21,114

Regulatory deductions and other adjustments	(20,219)	(17,469)

Weighted off-balance sheet commitments	113,140	113,704

Qualifying central bank claims	(210,134)	(155,890)

Settlement netting	(16,944)	(21,229)

UK leverage exposure	1,135,997	1,090,907
Notes
a    Fully loaded average UK leverage ratio was 4.8%, with £58.5bn of T1 capital and £1,225.8bn of leverage exposure. Fully loaded UK leverage ratio was 5.2%, with £58.4bn of T1 capital and £1,134.8bn of leverage exposure. Fully loaded UK leverage ratios are calculated without applying the transitional arrangements of the CRR as amended by CRR II.
b    Capital and leverage measures are calculated applying the transitional arrangements of the CRR as amended by CRR II.
c    The T1 capital is calculated in line with the PRA Handbook.
The average UK leverage ratio decreased to 4.9% (December 2020: 5.0%). The average leverage exposure increased by £80.2bn to £1,227.1bn (December 2020: £1,146.9bn) largely driven by balance sheet increases in SFTs and TPAs as well as, PFE on derivatives.
The UK leverage ratio remained stable at 5.3% (December 2020: 5.3%) primarily driven by a £2.3bn increase in T1 capital offset by a £45.1bn increase in UK leverage exposure. The UK leverage exposure increase to £1,136.0bn (December 2020: £1,090.9bn) was primarily driven by a £20.3bn increase in PFE on derivatives, a £19.1bn increase in TPAs due to increased trading activity in CIB, £18.8bn increase in loans and advances at amortised cost, and a £6.8bn increase in SFTs, offset by a £16.9bn decrease in assets at fair value through other comprehensive income due to disposals.
The Group also discloses a CRR leverage ratioa within its additional regulatory disclosures prepared in accordance with EBA guidelines on disclosure under Part Eight of the CRR (see Barclays PLC Pillar 3 Report 2021, due to be published on 23 February 2022 and which will be available at home.barclays/investor-relations/reports-and-events/annual-reports).
Note
a    CRR leverage ratio as amended by CRR II.

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	177

Risk review: Treasury and Capital risk
Risk performance continued
Minimum requirement for own funds and eligible liabilities

MREL requirements including buffers[a,b]	Requirement (£m):			Requirement (%):
	As at 31.12.2021	As at 30.09.2021	As at 31.12.2020	As at 31.12.2021	As at 30.09.2021	As at 31.12.2020
Requirement based on RWAs	77,302	76,174	75,918	24.6%	24.8%	24.8%
Requirement based on CRR leverage exposure (minimum requirement)	93,861	94,438	87,529	6.9%	6.9%	7.0%

Own funds and eligible liabilities[a,b]				£m	£m	£m
CET1 capital				47,497	47,302	46,296
AT1 capital instruments and related share premium accounts[c]				12,179	12,172	11,092
T2 capital instruments and related share premium accounts[c]				8,626	8,865	7,733
Eligible liabilities				39,889	38,787	35,086
Total Barclays PLC (the Parent company) own funds and eligible liabilities				108,191	107,126	100,207

Total RWAs				314,136	307,464	306,203
Total CRR leverage exposure				1,354,284	1,368,259	1,254,157

Own funds and eligible liabilities ratios as a percentage of:				As at 31.12.2021	As at 30.09.2021	As at 31.12.2020
Total RWAs				34.4%	34.8%	32.7%
Total CRR leverage exposure				8.0%	7.8%	8.0%
Notes
a    CET1, T1 and T2 capital, and RWAs are calculated applying the transitional arrangements of the CRR as amended by CRR II. This includes IFRS 9 transitional arrangements and the grandfathering of CRR and CRR II non-compliant capital instruments.
b    As at 31 December 2021, Own funds and eligible liabilities including instruments issued by subsidiaries was £109.9bn.
c    Includes other AT1 capital regulatory adjustments and deductions of £80m (December 2020: £80m), and other T2 credit risk adjustments and deductions of £87m (December 2020: £103m).

Regulatory changes as implemented by the Prudential Regulation Authority
The PRA has implemented several regulatory changes impacting the calculation of the CET1 ratio within the UK. Changes have also been implemented following the review of the UK Leverage framework and the setting of MREL requirements. All changes took effect from 1 January 2022.
Capital and RWAs
On 19 July 2019, the EBA published a report on the implementation of IRB roadmap changes. These have subsequently been implemented by the PRA via several Policy Statements. Key changes include revisions to the criteria for definition of default, PD and LGD estimation to ensure supervisory consistency and increase transparency of IRB models.
On 14 October 2021, the PRA finalised their implementation of Basel standards through Policy Statement 22/21. The finalised requirements included the introduction of the Standardised Approach for Counterparty Credit Risk (SA-CCR) which replaces the Current Exposure Method (CEM) for Standardised derivative exposures as a more risk sensitive approach. The PRA also confirmed the intention to revert to the previous treatment of 100% CET1 capital deduction for qualifying software assets, meaning the c.35bps benefit in the CET1 ratio will be reversed.
UK Leverage Ratio Framework
On 8 October 2021, the PRA published its Policy Statement on the UK leverage ratio framework. The Policy Statement confirms that UK banks will be subject to a single UK leverage ratio requirement meaning that the CRR leverage ratio will no longer apply for UK banks. Whilst largely upholding the existing framework, technical changes generally align to the Basel III standards with the exception of the qualifying claims on central banks exemption. Central bank claims can be excluded from the UK leverage ratio measure as long as they are matched by qualifying liabilities (rather than deposits). Minimum requirements for the Group remain the same with minimum requirements also expected to be applied at the individual level from 1 January 2023. Individual requirements may be replaced with a sub-consolidated measure, subject to permission from the PRA.
MREL requirements
On 3 December 2021 the BoE set new MREL requirements via an updated Statement of Policy removing the requirements under CRR, meaning that from 1 January 2022 the Group will be required to meet the higher of (i) 2 times 8% Pillar 1 and 4.6% Pillar 2A requirement; and (ii) 6.75% of UK leverage exposure. Using the rebased 1 January 2022 RWAs and UK leverage exposure, the MREL requirement is expected to be £93.6bn based on RWAs. The Group currently holds £108.2bn of own funds and eligible liabilities which is above the expected 2022 minimum requirement. The Statement of Policy also confirmed that own funds instruments issued by subsidiaries cannot count towards the Group's MREL from 1 January 2022.

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	178

Risk review: Treasury and Capital risk
Risk performance continued
Barclays has calculated RWAs, Leverage exposures and Capital and Leverage ratios reflecting our interpretation of the latest rules and guidance.

Impacts due to implementation of regulatory changes - indicative as at 01.01.22	As at 31.12.21	Rebased as at 01.01.22

	£bn	£bn
CET1 ratio	15.1%	14.3%
CET1 capital	47.5	45.8
Total RWAs[a,b]	314.1	320.5

UK leverage ratio	5.3%	5.3%
T1 capital	59.7	58.0
UK leverage exposure	1,136.0	1,102.1

MREL requirement based on UK leverage exposures[c]		87.3
MREL requirement based on RWAs (minimum requirement)[c]		93.6
Notes
a Includes expected impact on CVA of roll out of SA-CCR across 60 day average period..
b IRB roadmap impact based on latest available data by portfolio, majority is based on 31 December 2021..
c MREL requirement for 31 December 2021 was £93.9bn based on CRR leverage exposures which no longer apply for UK banks from 1 January 2022..

Barclays CET1 ratio is expected to decrease by c.80bps as a result of the regulatory changes which took effect from 1 January 2022, due to the reversal of the software intangibles benefit, implementation of IRB roadmap changes, introduction of SA-CCR and amortisation of IFRS 9 transitional relief.
The UK Leverage ratio is expected to remain broadly stable following the introduction of SA-CCR and exclusion of central bank claims matched by qualifying liabilities, partially offset by the reversal of the software intangibles benefit.
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

Functional currency of operations (audited)
	Foreign currency net investments	Borrowings which hedge the net investments	Derivatives which hedge the net investments	Structural currency exposures pre-economic hedges	Economic hedges	Remaining structural currency exposures
	£m	£m	£m	£m	£m	£m
As at 31 December 2021
USD	25,958	(7,707)	(2,356)	15,895	(7,389)	8,506
EUR	8,453	(3,408)	(3)	5,042	(268)	4,774
JPY	614	(97)	—	517	—	517
Other currencies	2,448	—	(64)	2,384	—	2,384
Total	37,473	(11,212)	(2,423)	23,838	(7,657)	16,181

As at 31 December 2020
USD	24,204	(7,666)	(764)	15,774	(6,193)	9,581
EUR	5,275	(952)	(3)	4,320	(286)	4,034
JPY	582	—	—	582	—	582
Other currencies	2,020	(42)	(24)	1,954	—	1,954
Total	32,081	(8,660)	(791)	22,630	(6,479)	16,151
Economic hedges relate to exposures arising on foreign currency denominated preference share and AT1 instruments. These are accounted for at historical cost under IFRS and do not qualify as hedges for accounting purposes. The gain or loss arising from changes in the GBP value of these instruments is recognised on redemption in retained earnings.
During 2021, total structural currency exposure net of hedging instruments remained stable at £16.2bn (2020: £16.2bn). Foreign currency net investments increased by £5.4bn to £37.5bn (2020: £32.1bn) driven predominantly by a £3.2bn increase in EUR, £1.7bn increase in USD and £0.5bn increase in other currencies. The hedges associated with these investments increased by £4.1bn to £13.6bn (2020: £9.5bn).

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	179

Risk review: Treasury and Capital risk
Risk performance continued
Pension risk review
The UK Retirement Fund (UKRF) represents approximately 97% (2020: 97%) of the Group’s total retirement benefit obligations globally. As such this risk review section focuses exclusively on the UKRF. The UKRF is closed to new entrants and there is no new final salary benefit being accrued. Existing active members accrue a combination of a cash balance benefit and a defined contribution element. Pension risk arises as the market value of the pension fund assets may decline, investment returns may reduce or the estimated value of the pension liabilities may increase.
Refer to the Management of pension risk section in the Barclays PLC Pillar 3 Report 2021 (unaudited) for more information on how pension risk is managed.
Assets
The Trustee Board of the UKRF defines its overall long-term investment strategy with investments across a broad range of asset classes. This results in an appropriate mix of return seeking assets as well as liability matching assets to better match future pension obligations. The two largest market risks within the asset portfolio are interest rates and equities. The split of scheme assets is shown within Note 33 to the financial statements. The fair value of the UKRF assets was £34.7bn as at 31 December 2021 (2020: £33.9bn).
Liabilities
The UKRF retirement benefit obligations are a series of future cash flows with relatively long duration. On an IAS 19 basis these cash flows are sensitive to changes in the expected long-term price inflation rate (RPI) and the discount rate (GBP AA corporate bond yield):
•An increase in long-term expected inflation corresponds to an increase in liabilities;
•A decrease in the discount rate corresponds to an increase in liabilities.
Pension risk is generated through the Group’s defined benefit schemes and this risk is set to reduce over time as the main defined benefit scheme is closed to new entrants. The chart below outlines the shape of the UKRF’s liability cash flow profile as at 31 December 2021 that takes account of the future inflation indexing of payments to beneficiaries. The majority of the cash flows (approximately 95%) fall between 0 and 40 years, peaking between 11 and 20 years and reducing thereafter. The shape may vary depending on changes to inflation and longevity expectations and any members who elect to transfer out. Transfers out will bring forward the liability cash flows.
For more detail on the UKRF’s financial and demographic assumptions, see Note 33 to the financial statements.

Proportion of liability cash flows
%

Net IAS 19 position
£bn
The graph above shows the evolution of the UKRF’s net IAS 19 position over the last two years. During 2021 the increase in the IAS 19 pension surplus was driven by high asset returns and scheduled deficit reduction contributions. Higher realised inflation over the year had a negative impact by increasing the projected liabilities, which was partially offset by updates to the demographic assumptions.
Refer to Note 33 to the financial statements for the sensitivity of the UKRF to changes in key assumptions.

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	180

Risk review: Treasury and Capital risk
Risk performance continued
Risk measurement
In line with Barclays’ risk management framework the assets and liabilities of the UKRF are modelled within a VaR framework to show the volatility of the pension position at a total portfolio level. This enables the risks, diversification and liability matching characteristics of the UKRF obligations and investments to be adequately captured. VaR is measured and monitored on a monthly basis. Risks are reviewed and reported regularly at forums including the Board Risk Committee, the Group Risk Committee, the Pensions Management Group and the Pension Executive Board. The VaR model takes into account the valuation of the liabilities on an IAS 19 basis (see Note 33 to the financial statements). The Trustee receives quarterly VaR measures on a funding basis.
The pension liability is also sensitive to post-retirement mortality assumptions which are reviewed regularly (See Note 33 to the financial statements). To mitigate part of this risk the UKRF has entered into a longevity swap hedging approximately a quarter of current pensioner liabilities.
In addition, the impact of pension risk to the Group is taken into account as part of the stress testing process. Stress testing is performed internally on at least an annual basis. The UKRF exposure is also included as part of regulatory stress tests.
Barclays defined benefit pension schemes affects capital in two ways:
•An IAS 19 deficit is treated as a liability on the Group’s balance sheet. Movement in a deficit due to remeasurements, including actuarial losses, are recognised immediately through Other Comprehensive Income and as such reduces shareholders’ equity and CET1 capital. An IAS 19 surplus is treated as an asset on the balance sheet and increases shareholders’ equity; however, it is deducted for the purposes of determining CET1 capital.
•In the Group’s statutory balance sheet an IAS 19 surplus or deficit is partially offset by a deferred tax liability or asset respectively. These may or may not be recognised for calculating CET1 capital depending on the overall deferred tax position of the Group at the particular time.
Pension risk is taken into account in the Pillar 2A capital assessment undertaken by the PRA at least annually. The Pillar 2A requirement forms part of the Group’s Overall Capital Requirement for CET1 capital, Tier 1 capital and total capital. More detail on minimum regulatory requirements can be found in the Overall capital requirements section.

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	181

Risk review: Treasury and Capital risk
Risk performance continued
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
For further detail on the interest rate risk in the banking book governance and framework refer to pages 199 to 200 of the Barclays PLC Pillar 3 Report 2021 (unaudited).
Key metrics
AEaR
-£158m
AEaR across the Group from a -25bps shock to forward interest rate curves.
Summary of performance in the period
•NII sensitivity to a -25bp shock to rates has decreased year on year due to reduced margin compression exposure driven by actual and expected central bank rate increases. In the +25bp shocks, the decompression of margins in the base scenario reduces sensitivity to further up shocks.
Net interest income sensitivity
The table below shows a sensitivity analysis on pre-tax net interest income for non-traded financial assets and liabilities, including the effect of any hedging. This analysis is not a forward guidance on NII and is intended as a quantification of risk exposure utilising the AEaR metric as described on page 200 of the Barclays PLC Pillar 3 Report 2021 (unaudited). Note that this metric assumes an instantaneous parallel change to forward interest rate curves. The model does not apply floors to shocked market rates, but does recognise contractual product specific interest rate floors where relevant.
The main model assumptions are: (i) one-year ahead time horizon; (ii) balance sheet is held constant; (iii) balances are adjusted for customer behaviour (i.e. considers that customers may prepay before the contractual maturity or withdraw their deposits); and (iv) behavioural assumptions are kept unchanged in all rate scenarios.

Net interest income sensitivity (AEaR) by business unit (audited)
	Barclays UK	Barclays International	Head Office	Total
As at 31 December	£m	£m	£m	£m
2021
+25bps	(2)	68	5	71
-25bps	(54)	(99)	(5)	(158)

2020
+25bps	10	86	4	100
-25bps	(141)	(263)	(4)	(408)
Note
•+25bps AEaR in Barclays International reflects refined modelling of pricing assumptions for 2021. Based on these assumptions, the 2020 scenario would have shown an AEaR of £121m.
•The Group’s customer banking book hedging activity is risk reducing from an NII sensitivity perspective. The hedges in place remove interest rate risk and smooth income over the medium term. The NII sensitivity for the Group at 31 December 2021 without hedging in place for +/-25bp rate shocks would be £218m/£305m respectively.

NII asymmetry arises due to the current low interest rate levels and the effect of embedded floors in customer products. NII sensitivity to a -25bp shock to rates has decreased year on year due to reduced margin compression exposure driven by actual and expected central bank rate increases. NII sensitivity to a +25bps shock has similarly decreased year on year driven by the expectation of rate rises in the outlook and the decompression of product margins in the base case.

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	182

Risk review: Treasury and Capital risk
Risk performance continued

Net interest income sensitivity (AEaR) by currency (audited)
As at 31 December
	2021		2020
	+25 basis points	-25 basis points	+25 basis points	-25 basis points
	£m	£m	£m	£m
GBP	14	(85)	48	(313)
USD	58	(62)	48	(63)
EUR	5	(15)	10	(34)
Other currencies	(6)	4	(6)	2
Total	71	(158)	100	(408)
Note
+25bps AEaR in Barclays International reflects refined modelling of pricing assumptions for 2021. Based on these assumptions, the 2020 scenario would have shown a GBP AEaR of £83m.

Analysis of equity sensitivity
Equity sensitivity measures the overall impact of a +/-25bps movement in interest rates on retained earnings, FVOCI, cash flow hedge reserves and pensions. For non-NII items a DV01 metric is used, which is an indicator of the shift in value for a 1bp movement in the yield curve.

Analysis of equity sensitivity (audited)
As at 31 December	2021		2020
	+25 basis points	-25 basis points	+25 basis points	-25 basis points
	£m	£m	£m	£m
Net interest income	71	(158)	100	(408)
Taxation effects on the above	(15)	33	(27)	110
Effect on profit for the year	56	(125)	73	(298)
As percentage of net profit after tax	0.8%	(1.7%)	3.0%	(12.1%)

Effect on profit for the year (per above)	56	(125)	73	(298)
Fair value through other comprehensive income reserve	(479)	408	(437)	453
Cash flow hedge reserve	(859)	859	(570)	570
Taxation effects on the above	361	(342)	272	(276)
Effect on equity	(921)	800	(662)	449
As percentage of equity	(1.3%)	1.2%	(1.0%)	0.7%
Note
+25bps AEaR in Barclays International reflects refined modelling of pricing assumptions for 2021. Based on these assumptions, the 2020 scenario would have shown an effect on equity of £(636)m.

VaR remained broadly within a £10m range in H1 2021. The range widened in H2 2021 reflecting outright interest rates risk positioning, which was initially reduced before subsequently being increased. The portfolio de-risked in both outright and asset swap in Q4 which caused a downward trend in VaR.

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

Analysis of volatility of the FVOCI portfolio in the liquidity pool
	2021			2020
	Average	High	Low	Average	High	Low
For the year ended 31 December	£m	£m	£m	£m	£m	£m
Non-traded market value at risk (daily, 95%)	51	62	34	52	68	36
VaR trend remained in ~£10m range in H1 2021. The range widened in H2 and was generally driven by outright interest rates risk positioning, which was initially reduced before subsequently being increased. The portfolio de-risked in both outright and asset swap in Q4 which caused a downward trend in VaR.

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	183

Risk review: Operational risk
Risk performance continued
Operational risk
All disclosures in this section are unaudited unless otherwise stated.
Overview
Operational risks are inherent in the Group’s business activities and it is not cost effective or possible to attempt to eliminate all operational risks. The Operational Risk Framework is therefore focused on identifying operational risks, assessing them and managing them within the Group’s approved risk appetite.
The Operational Risk principal risk comprises the following risks: Data Management Risk; Financial Reporting Risk; Fraud Risk; Information Security Risk, Operational Recovery Planning Risk, Payments Process Risk; People Risk; Physical Security Risk; Premises Risk; Risk Reporting; Strategic Investment Change Management Risk; Supplier Risk; Tax Risk; Technology Risk and Transaction Operations Risk. The operational risk profile is also informed by a number of risk themes: Cyber, Data, and Resilience. These represent threats to the Group that extend across multiple risk types, and therefore require an integrated risk management approach.
For definitions of these risks refer to pages 201 to 204 of the Barclays PLC Pillar 3 Report 2021. In order to provide complete coverage of the potential adverse impacts on the Group arising from operational risk, the operational risk taxonomy extends beyond the risks listed above to cover operational risks associated with other principal risks too.
This section provides an analysis of the Group’s operational risk profile, including events above the Group’s reportable threshold, which have had a financial impact in 2021. The Group’s operational risk profile is informed by bottom-up risk assessments undertaken by each business unit and top-down qualitative review for each risk type. Fraud, Transaction Operations, Information Security and Technology continue to be highlighted as key operational risk exposures.
For information on conduct risk events, see the conduct risk section.
Key metrics
84%
of the Group’s net reportable operational risk events had a loss value of £50,000 or less
84%
of events by number are due to External Fraud
51%
of losses are from events aligned to External Fraud
48%
of losses are from events aligned to Execution, Delivery and Process Management

Summary of performance in the period
During 2021, total operational risk lossesa decreased to £157m (2020: £217m) while the number of recorded events for 2021 (2,722) increased from the level for 2020 (2,258). The total operational risk losses for the year were mainly driven by events falling within the Execution, Delivery & Process Management and External Fraud categories, which tend to be high volume but low impact events.

Operational risk profile
Within operational risk, there are a large number of smaller value risk events. In 2021, 84% (2020: 78%) of the Group’s reportable operational risk events by volume had a value of less than £50,000 each. Cumulatively, events under this £50,000 threshold accounted for only 29% (2020: 16%) of the Group’s total net operational risk losses. A small proportion of operational risk events have a material impact on the financial results of the Group.

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	184

Risk review: Operational risk
Risk performance continued
The analysis below presents the Group’s operational risk events by Basel event category:

Operational risk events by BASEL event category[a]

Event category	Year	% of total risk events by count	% of total risk events by value
Internal fraud	2021	0.0%	0.0%
Internal fraud	2020	0.2%	0.1%
External fraud	2021	83.8%	50.5%
External fraud	2020	70.5%	23.4%
Execution delivery and process management	2021	14.3%	47.5%
Execution delivery and process management	2020	25.2%	70.2%
Employment practices and workplace safety	2021	0.3%	0.1%
Employment practices and workplace safety	2020	1.5%	1.6%
Damage to physical assets	2021	0.0%	0.0%
Damage to physical assets	2020	0.1%	0.1%
Clients, products and business practices	2021	0.1%	0.2%
Clients, products and business practices	2020	0.1%	0.0%
Business disruption and system failures	2021	1.5%	1.8%
Business disruption and system failures	2020	2.3%	4.6%

Note

Note
a    The data disclosed includes operational risk losses for reportable events impacting the Barclays Bank UK Group business areas, having impact of > £10,000 and excludes events that are conduct or legal risk, aggregate and boundary events. A boundary event is an operational risk event that results in a credit risk impact. Due to the nature of risk events that keep evolving, prior year losses are updated.

•External Fraud remains the category with the highest frequency of events at 84% of total events in 2021 (2020: 71%). Impacts from events arising from External Fraud increased in 2021 to £79m (2020: £51m) and accounted for 51% of total 2021 losses (2020: 23%). In this category, high volume, low value events are driven by transactional fraud often related to debit and credit card usage.
•Execution, Delivery and Process Management impacts fell to £75m (2020: £152m) and accounted for 48% (2020: 70%) of total operational risk losses. The events in this category are typical of the banking industry as a whole where high volumes of transactions are processed on a daily basis, mapping mainly to Barclays Transaction Operations risk type. The overall frequency of events in this category also decreased to 14% of total events by volume (2020: 25%).
Investment continues to be made in improving the control environment across the Group. Particular areas of focus include new and enhanced fraud prevention systems and tools to combat the increasing level of fraud attempts being made whilst minimising disruption to genuine transactions. Fraud remains an industry wide threat and the Group continues to work closely with external partners on various prevention initiatives.
Operational Resilience remains a key area of focus for the Group. The COVID-19 pandemic is the most severe global health emergency the World Health Organization (WHO) has ever declared. While overall, the Group has continued to prove resilient and actual losses have not materially increased due to the effects of the pandemic, the COVID-19 pandemic has caused disruption to the Group’s customers, suppliers, and staff globally. The COVID-19 pandemic has reinforced our continued focus on resilience and the Group continues to monitor potential operational disruptions associated with both the Group's and its suppliers' transition to a Work-from-Home environment and in response to initially high market volatility. The Group continues to strengthen its resilience approach across its most important business services to improve recoverability and assurance thereof.
Operational risk associated with cybersecurity remains a top focus for the Group. The sophistication of threat actors continues to grow as noted by multiple external risk events observed throughout the year. Ransomware attacks across the global Barclays supplier base were observed and we worked closely with the affected suppliers to manage potential impacts to the Group and its clients and customers. The Group’s cybersecurity events were managed within its risk tolerances and there were no material loss events associated with cybersecurity recorded within the event categories above.
For further information, refer to the operational risk management section.

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	185

Risk review: Model risk, Conduct risk, Reputation risk and Legal risk
Model risk, Conduct risk, Reputation risk and Legal risk
All disclosures in this section are unaudited unless otherwise stated.
Model risk
Barclays is committed to continuously improving model risk management and made a number of enhancements in 2021, including:
•strengthening the periodic assessment of the design and operating effectiveness of model risk controls to ensure adherence to model risk framework, policies and standards across the model risk lifecycle
•enhancing model risk assessment and appetite management with the design of a new Model Risk Uncertainty Assessment to measure and report model uncertainty, enabling risk-based decision making and remediation prioritisation
•improving model risk governance through the implementation and embedment of MRM led forums
•expanding its quality assurance function and its operating model to improve consistency and quality of the challenges raised, assess the relevance and soundness of the responses received from model owners, and continue to review the rationale for decisions made by validators
•improving model inventory data quality through enhanced platform controls and related processes
In 2022, MRM will continue to focus on the validation of additional low materiality models, embedding of validation and governance activities , further roll-out of Model Risk Uncertainty Assessment across the model population and expanding the coverage of the MRM framework to new /emerging model types.
Conduct risk
Barclays is committed to continuing to drive the right culture throughout all levels of the organisation. The Group will continue to enhance effective management of conduct risk and appropriately consider the relevant tools, governance and management information in decision-making processes. Focus on management of conduct risk is ongoing and, alongside other relevant business and control management information, the Trading Entity conduct risk dashboard is a key component of this.
The Group continues to review the role and impact of conduct risk events and issues in remuneration decisions at both the individual and business level.
Throughout 2021, the Group maintained focus on the new and heightened inherent conduct risks created by the coronavirus pandemic and continues to monitor these on an ongoing basis.
Businesses have continued to assess the potential customer, client and market impacts of strategic change. As part of the 2021 medium- term planning process, material conduct risks associated with strategic and financial plans were assessed.
Throughout 2021, conduct risks were raised by each business area for consideration by relevant Board level committees. These committees reviewed the risks raised and whether management’s proposed actions were appropriate to mitigate the risks effectively.
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
Trading Entity conduct risk dashboards, setting out key indicators in relation to conduct and risk, are provided to the respective Board Risk Committees and senior management. These continue to be evolved and enhanced to allow effective oversight and decision-making. Barclays has operated at the overall set tolerance for conduct risk throughout 2021. The tolerance adherence is assessed by the business areas through key indicators and reported to the relevant Trading Entity Board Committees as part of the conduct risk dashboards.
The Group remains focused on the continuous improvements being made to manage risk effectively with an emphasis on enhancing governance and management information to identify risk at earlier stages.
Reputation risk
Barclays is committed to identifying reputation risks and issues as early as possible and managing them appropriately. At a Group level throughout 2021, reputation risks and issues were overseen by the Board which reviews the processes and policies which Barclays identifies and manages reputation risk. Within the Barclays Bank UK Group and the Barclays Bank Group reputation risks and issues were overseen by the respective risk and Board risk committees. The top live and emerging reputation risks and issues within the Barclays Bank UK Group and the Barclays Bank Group are included within an over-arching quarterly report at the respective Board level.
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
The Group continued to incur costs in relation to litigation and conduct matters, refer to Note 26 Legal, competition and regulatory matters and Note 24 Provisions for further details. Costs include customer redress and remediation, as well as fines and settlements. Resolution of these matters remains an ongoing commitment to improve oversight of culture and conduct and management of reputation risks.
As part of Barclays 2021 Medium Term Planning process, material reputation risks associated with strategic and financial plans were also assessed.
Legal risk
The Group remains committed to continuous improvements in managing legal risk effectively. During 2021, improvements included a refresh of the Group-wide legal risk management framework and a review and update of the supporting legal risk policies, standards and mandatory training, reinforced by ongoing engagement with and education of the Group’s businesses and functions by Legal Function colleagues. Legal risk tolerances and legal risk appetite have also been reviewed.
Throughout 2021, the Group has operated within set tolerances for legal risk. Tolerances adherence is assessed through key indicators, which are also used to evaluate the legal risk profile and are reviewed, at least annually, through the relevant risk and control committees. Minimum mandatory controls to manage legal risks are set out in the legal risk standards and are subject to ongoing monitoring.

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	186

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
Barclays Bank PLC and Barclays Bank UK PLC are authorised credit institutions and subject to prudential supervision by the PRA and subject to conduct regulation and supervision by the FCA. The Group is also subject to prudential supervision by the PRA on a group consolidated basis. Barclays PLC has submitted an application for approval by the PRA as a financial holding company. Barclays Capital Securities Limited is authorised and supervised by the PRA as a PRA-designated investment firm and subject to conduct regulation and supervision by the FCA. Barclays Execution Services Limited is an appointed representative of Barclays Bank PLC, Barclays Bank UK PLC and Clydesdale Financial Services Limited.
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
FCA supervision has focused on conduct risk and customer/client outcomes, including product design, customer behaviour, market operations, fair pricing, affordability, access to cash, and fair treatment of vulnerable customers.
PRA supervision has focused on financial resilience, credit risk management, Board effectiveness, operational resilience, climate risk and resolvability, where resolvability is reviewed in conjunction with the Resolution Directorate (a separate division of the BoE).
Both the PRA and the FCA have assessed the impact of COVID-19 and Brexit on UK financial markets and customers as well as the orderly transition away from LIBOR.
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
The Group provides the majority of its cross-border banking and investment services to EEA clients via Barclays Bank Ireland PLC. Additionally, in certain EEA Member States, Barclays Bank PLC and Barclays Capital Securities Limited (BCSL) have cross-border licences to enable them to continue to conduct a limited range of activities, including accessing EEA trading venues and interdealer trading. Barclays Bank PLC also has a Paris branch (to facilitate access to Target 2), which is regulated by the ACPR.
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

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	187

Risk review
Supervision and regulation continued
Barclays PLC, Barclays Bank PLC, BUSHL and BUSL have financial holding company (FHC) status under the Bank Holding Company Act of 1956. FHC status allows these entities to engage in a variety of financial and related activities, directly or through subsidiaries, including underwriting, dealing and market making in securities. Failure to maintain FHC status could result in increasingly stringent penalties and, ultimately, in the closure or cessation of certain operations in the US.
In addition to oversight by the FRB, Barclays Bank PLC’s New York branch and many of the Group’s subsidiaries are regulated by additional authorities based on the location or activities of those entities. The New York branch of Barclays Bank PLC is subject to supervision and regulation by the New York State Department of Financial Services (NYSDFS). Barclays Bank Delaware, a Delaware chartered bank, is subject to supervision and regulation by the Delaware Office of the State Bank Commissioner, the Federal Deposit Insurance Corporation (FDIC), the FRB and the Consumer Financial Protection Bureau (CFPB). The deposits of Barclays Bank Delaware are insured by the FDIC. Barclays PLC, Barclays Bank PLC, BUSHL, BUSL, and BGUS are required to act as a source of strength for Barclays Bank Delaware. This could, among other things, require these entities to inject capital into Barclays Bank Delaware if it fails to meet applicable regulatory capital requirements.
The Group’s US securities broker/dealer and investment banking operations, are conducted primarily through Barclays Capital Inc., and are also subject to ongoing supervision and regulation by the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority (FINRA) and other government agencies and SROs under US federal and state securities laws. BCI is also registered as Futures Commission Merchant with the Commodity Futures Trading Commission (CFTC), through which the Group conducts its US futures and options on futures business, including client clearing operations, which are subject to ongoing supervision and regulation by the CFTC, the National Futures Association and other SROs.
Under the US framework for regulating swaps and security-based swaps established under Title VII of the Dodd-Frank Act, the Commodity Futures Trading Commission (CFTC) has regulatory authority over swaps, the SEC has regulatory authority over security-based swaps, and the Commissions jointly regulate mixed swaps. Accordingly, the Group’s US swaps and security-based swaps related activities are conducted by Barclays Bank PLC and are subject to ongoing supervision and regulation by, the CFTC and the National Futures Association, and the SEC and FINRA, respectively. Barclays Bank PLC is provisionally registered as a Swap Dealer with the CFTC and conditionally registered as a Security-based Swap Dealer with the SEC. Barclays Bank PLC is also subject to the FRB swaps rules with respect to margin and capital requirements.
Supervision in Asia Pacific
The Group’s operations in Asia Pacific are supervised and regulated by a broad range of national banking and financial services regulators.
Prudential regulation
Certain Basel III standards were implemented in EU law through the Capital Requirements Regulation (CRR) and the Capital Requirements Directive IV (CRD IV), as amended by CRR II and CRD V. These standards were retained in the UK regulatory framework via a series of onshoring instruments as part of the UK’s withdrawal from the European Union. Beyond the minimum standards required by CRR, the PRA has expected the Group, in common with other major UK banks and building societies, to meet a 7% Common Equity Tier 1 (CET1) ratio at the level of the consolidated group since 1 January 2016.
Global systemically important banks (G-SIBs), such as the Barclays Group, are subject to a number of additional prudential requirements, including the requirement to hold additional loss-absorbing capacity and additional capital buffers above the level required by Basel III standards. The level of the G-SIB buffer is set by the Financial Stability Board (FSB) according to a bank’s systemic importance and can range from 1% to 3.5% of risk-weighted assets (RWAs). The G-SIB buffer must be met with CET1. In November 2021, the FSB published an update to its list of G-SIBs, maintaining the 1.5% G-SIB buffer that applies to the Group.
The Group is also subject to a ‘combined buffer requirement’ consisting of (i) a capital conservation buffer, and (ii) a countercyclical capital buffer (CCyB). The CCyB is based on rates determined by the regulatory authorities in each jurisdiction in which the Group maintains exposures. In March 2020, the FPC cut the UK CCyB rate to 0% with immediate effect in order to support the supply of credit expected as a result of the COVID-19 pandemic. At its meeting in December 2021, the FPC agreed that it would raise the UK CCyB rate to 1% with effect from 13 December 2022.
The PRA requires UK firms to hold additional capital to cover risks which the PRA assesses are not fully captured by the Pillar 1 capital requirement. The PRA sets this additional capital requirement (Pillar 2A) at least annually, derived from each firm’s individual capital guidance. Under current PRA rules, the Pillar 2A must be met with at least 56.25% CET1 capital and no more than 25% tier 2 capital. In addition, the capital that firms use to meet their minimum requirements (Pillar 1 and Pillar 2A) cannot be counted towards meeting the combined buffer requirement.
As part of its approach to ring fencing, the FPC established a framework to apply a firm-specific systemic risk buffer (SRB) which could be set between 0% and 3% of RWAs and which had to be met solely with CET1 capital. The purpose of the SRB was to increase the capacity of ring-fenced bodies, such as Barclays Bank UK PLC, to absorb stress. The buffer rate applicable to the Group’s ring-fenced sub-group was set at 1% with effect from August 2019. With the implementation of CRD V, the Other Systemically Important Institutions Buffer (O-SII buffer) replaced the SRB. As part of the implementation of CRD V, the PRA and FPC confirmed that the Barclays Bank UK PLC O-SII buffer would be held at the historic SRB rate of 1% until reassessment in December 2021. On 8 October 2021, the PRA extended the O-SII buffer rate of 1% for a further year, with any future adjustment to the O-SII buffer applicable from January 2024.
The PRA may also impose a 'PRA buffer' to cover risks over a forward looking planning horizon, including with regard to firm-specific stresses or management and governance weaknesses. If the PRA buffer is imposed on a specific firm, it must be met separately to the combined buffer requirement, and must be met fully with CET1 capital.

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	188

Risk review
Supervision and regulation continued
In July 2021 and October 2021, the PRA, respectively, published a policy statement and confirmation, setting out its planned implementation of certain Basel III standards, including the net stable funding ratio (NSFR), the new counterparty credit risk standard (SA-CCR) and rules on large exposures. As part of this policy statement, the PRA also confirmed that it would maintain its approach of requiring the deduction of software assets from capital. The PRA will consult shortly on the implementation of the remaining Basel III standards, which include a revised standardised approach for credit risk, the elimination of modelled approaches for certain credit risk exposure categories, a new standardised approach for operational risk, a new market risk approach and the implementation of an output floor requiring reported RWAs calculated under standardised and modelled approaches to be a minimum of 72.5% of fully standardised calculations. The EU has also launched its legislative process for implementing these remaining Basel III reforms. In October 2021, the FPC and PRA published a policy statement setting out changes to the leverage ratio framework, including applying the leverage ratio requirement on an individual basis and making sub-consolidation available as an alternative to individual application where a firm has subsidiaries that can be consolidated.
In the US, in October 2019, the FRB and other US regulatory agencies released final rules to tailor the applicability of prudential requirements for large domestic US banking organisations, foreign banking organisations and their intermediate holding companies (IHCs), including BUSL. BUSL is a “Category III” IHC. BUSL (and Barclays Bank Delaware) is therefore subject to reduced (calibrated at 85%) standardised liquidity requirements, including the liquidity coverage ratio and NSFR.
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
Barclays Bank PLC was not required to comply with the CUSO requirement until 1 January 2022, with the first certification applicable for Q1 2022 results.
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
In addition, the BoE has the power to permanently write-down, or convert into equity, tier 1 capital instruments, tier 2 capital instruments and internal eligible liabilities at the point of non-viability of the bank.
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
Under the Resolvability Assessment Framework (RAF) firms are required to have in place capabilities covering three resolvability outcomes: (i) adequate financial resources; (ii) being able to continue to do business through resolution and restructuring; and (iii) being able to communicate and co-ordinate within the firm and with authorities. The first self-assessment report on these capabilities was submitted by the Group to the PRA/BoE in 2021 with public disclosures required by both firms and the PRA/BoE in June 2022 (and every two years thereafter).
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
In the US, Title I of the DFA, as amended, and the implementing regulations issued by the FRB and the FDIC require each bank holding company with assets of $250bn or more, including those within the Group, to prepare and submit a plan for the orderly resolution of subsidiaries and operations in the event of future material financial distress or failure. The Group submitted a “targeted plan” in December 2021. The Group’s next submission of the US Resolution Plan in respect of its US operations will be a “full plan” due in 2024.

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	189

Risk review
Supervision and regulation continued
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
The MREL requirements were fully implemented by 1 January 2022, at which time G-SIBs with resolution entities incorporated in the UK will be required to meet an MREL equivalent to the higher of: (i) two times the sum of their Pillar 1 and Pillar 2A requirements; or (ii) the higher of two times their leverage ratio or 6.75% of leverage exposures. Internal MREL for operating subsidiaries is subject to a scalar in the 75-90% range of the external requirement that would apply to the subsidiary if it were a resolution entity. The starting point for the scalar is 90% for ring-fenced bank sub-groups.
Barclays Bank Ireland PLC is subject to the SRB’s MREL policy, as issued in May 2021, in respect of the internal MREL that it will be required to issue to the Group. The SRB’s current calibration of internal MREL for non-resolution entities is expressed as two ratios that have to be met in parallel: (a) two times the sum of: (i) the firm’s Pillar 1 requirement; (ii) its Pillar 2 requirement; and (b) two times the leverage ratio. The SRB’s policy does not envisage the application of any scalar in respect of the internal MREL requirement.
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
The European Market Infrastructure Regulation (EMIR) has introduced requirements designed to improve transparency and reduce the risks associated with the derivatives market. EMIR has potential operational and financial impacts on the Group, including by imposing new collateral requirements on a broader range of market participants from 2022. If not extended, the EU’s equivalence decision for UK Central Clearing Counterparties (CCPs), and exemption for certain intragroup transactions from the EMIR derivatives clearing and margin obligations, both due to expire at the end of June 2022, could also have operational and financial impacts on the Group.
The Markets in Financial Instruments Directive and Markets in Financial Instruments Regulation (collectively referred to as MiFID II) have affected many of the markets in which the Group operates, the instruments in which it trades and the way it transacts with market counterparties and other customers. MiFID II is currently undergoing a review process in both the EU and the UK, including as part of the EU’s ongoing focus on the development of a stronger Capital Markets Union and the UK’s Wholesale Markets Review.
The EU Regulation on Sustainability-Related Disclosures introduces disclosure obligations requiring financial institutions to explain how they integrate environmental, social and governance factors in their investment decisions for certain financial products. In addition, the EU Taxonomy Regulation provides for a general framework for the development of an EU-wide classification system for environmentally sustainable economic activities. In the UK, the FCA has announced that the UK Green Taxonomy Technical Screening Criteria will be finalised by the end of 2022. Reporting against the Taxonomy will form part of the UK’s new Sustainability Disclosure Requirements (SDR). Certain companies will be required to disclose which portion of their activities are Taxonomy-aligned. The structure of the Taxonomy draws on the EU approach and has six environmental objectives (climate change mitigation, climate change adaptation, sustainable use and protection of water and marine resources, transition to a circular economy, pollution prevention and control and protection and restoration of biodiversity). The UK regulators are also consulting on a new SDR Framework for firms as well as investment product disclosures, including a new sustainable investment labelling regime.
The EU and UK Benchmarks Regulation apply to the administration, contribution and use of benchmarks within the EU and the UK, respectively. Financial institutions within the EU or the UK, as applicable, are prohibited from using benchmarks unless their administrators are authorised, registered or otherwise recognised in the EU or the UK, respectively. The FCA has stated that it does not intend to support LIBOR after the end of 2021. Global regulators in conjunction with the industry have developed and are continuing to develop alternative benchmarks and risk-free rate fallback arrangements, including updates to existing, as well as new, applicable legislation.

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	190

Risk review
Supervision and regulation continued
US regulators have imposed similar rules as the EU with respect to the mandatory on-venue trading and clearing of certain derivatives, and post-trade transparency, as well as in relation to the margining of OTC derivatives. US regulators have finalised certain aspects of their rules with respect to their application on a cross-border basis, including with respect to their registration requirements in relation to non-US swap dealers and security-based swap dealers. The regulators may adopt further rules, or provide further guidance, regarding cross-border applicability. In December 2017, the CFTC and the European Commission recognised the trading venues of each other’s jurisdiction to allow market participants to comply with mandatory on-venue trading requirements while trading on certain venues recognised by the other jurisdiction. In November 2021, the CFTC extended temporary relief that would permit trading venues and market participants located in the UK to continue to rely on this mutual recognition framework following the withdrawal of the UK from the EU.
Certain participants in US swap markets are required to register with the CFTC as ‘swap dealers’ or ‘major swap participants’ and with the SEC as ‘security-based swap dealers’ or ‘major security-based swap participants’. Such registrants are subject to CFTC and SEC regulation and oversight. Entities required to register as swap dealers and security-based swap dealers are subject to business conduct, record-keeping and reporting requirements under both CFTC and SEC rules. Barclays Bank PLC is also subject to regulation by the FRB, and is both provisionally registered with the CFTC as a swap dealer and conditionally registered with the SEC as a security-based swap dealer.
Accordingly, Barclays Bank PLC is subject to CFTC rules on business conduct, record-keeping and reporting and to FRB rules on capital and margin. The CFTC has approved certain comparability determinations that permit substituted compliance with non-US regulatory regimes for certain swap regulations. Substituted compliance is permitted for certain transaction-level requirements, where applicable, only with respect to transactions between a non-US swap dealer and certain non-US counterparties, whereas entity-level determinations generally apply on an entity-wide basis regardless of counterparty status. In November 2021, the CFTC extended temporary relief that would permit swap dealers located in the UK to continue to rely on existing CFTC substituted compliance determinations with respect to EU requirements in the event of a withdrawal of the UK from the EU. In July 2020 the CFTC adopted no-action relief from application of CFTC transaction level requirements to transactions between a non-US swap dealer and a non-US counterparty that are “arranged, negotiated or executed” by personnel of the swap dealer or its agent in the US. The final rules also codify certain aspects of the CFTC’s current cross-border framework with respect to internal and external business conduct requirements.
As of 1 November 2021, Barclays Bank PLC became conditionally registered as a security-based swap dealer with the SEC and subject to SEC rules on business conduct, recordkeeping and reporting, similar to the CFTC rules noted above. The SEC approved certain comparability determinations that permit conditional substituted compliance with non-US regulatory regimes for certain security-based swap regulations. Due to the conditionality of the determinations Barclays Bank PLC is relying on substituted compliance only with respect to a few entity-wide regulations. Many of the regulations under the CFTC and SEC regimes are complementary, however, the SEC does require non-US security-based swap dealers to comply with certain SEC rules in connection with transactions that are “arranged, negotiated or executed” from the US expanding the scope and impact of the SEC regime to transactions with a greater number of non-US counterparties. As noted above, Barclays Bank PLC is subject to FRB rules on capital and margin.
Other regulation
Consumer protection, culture, and diversity and inclusion
In May 2021, the FCA published a consultation paper proposing the imposition of a new consumer duty on firms. The duty looks to set higher expectations for the standard of care that firms provide to customers and will impact all aspects of Barclays' retail businesses, including every customer journey, product and service as well as our relationships with partners, suppliers and third parties. This will result in significant implementation costs and there will also be higher ongoing costs for the industry as a result of extensive monitoring and evidential requirements. Final rules are due to be published by July 2022.
Our regulators have enhanced their focus on the promotion of cultural values as a key area for banks, although they generally view the responsibility for reforming culture as primarily sitting with the industry. The UK regulators have also begun focusing on diversity and inclusion in financial services firms, with the Bank of England, PRA and FCA having published a joint discussion paper and the FCA having published a consultation paper on this topic in July 2021.
Data protection and PSD2
Most countries where the Group operates have comprehensive laws requiring openness and transparency about the collection and use of personal information, and protection against loss and unauthorised or improper access. Regulations regarding data protection are increasing in number, as well as levels of enforcement, as manifested in increased amounts of fines and the severity of other penalties. We expect that personal privacy and data protection will continue to receive attention and focus from regulators, as well as public scrutiny and attention.
The EU’s General Data Protection Regulation (GDPR) created a broadly harmonised privacy regime across EU member states, introducing mandatory breach notification, enhanced individual rights, a need to openly demonstrate compliance, and significant penalties for breaches. The extraterritorial effect of the GDPR means entities established outside the EU may fall within the Regulation’s ambit when offering goods or services to European based customers or clients. Following the UK’s withdrawal from the EU, the UK continues to apply the GDPR framework (as onshored into UK law and hence now referred to as the ‘UK GDPR’ - this sits alongside an amended version of the UK Data Protection Act 2018). The GDPR has become the global touchstone as countries around the world either usher in or contemplate similar data privacy laws, or align their existing legislation. In 2020, the European Court of Justice (CJEU) invalidated the EU-US Privacy Shield as a mechanism for transferring EU personal data to the US and placed additional requirements on the use of standard contractual clauses (SCCs) for transfers of personal information to third countries. In 2021, the European Commission published new SCCs to meet the requirements of GDPR and the CJEU decision, known as Schrems II. Implementing the new SCCs, which involve case-by-case transfer impact assessments and other safeguards, is likely to result in increased compliance costs for the Group. During 2020 and 2021 new privacy laws were passed in Switzerland, took effect in Brazil, Mainland China and Dubai, and were proposed in India. Noncompliance with any of these requirements could lead to regulatory fines and other penalties.

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	191

Risk review
Supervision and regulation continued
In the US, Barclays US Consumer Bank is subject to the US Federal Gramm-Leach-Bliley Act (GLBA) the California Consumer Privacy Act of 2018, which came into effect on 1 January 2020 (CCPA) and the California Privacy Rights Act which was passed in November 2020 (CPRA) and will take effect in January 2023 with respect to data collected as early as January 2022. The GLBA limits the use and disclosure of non-public personal information to non-affiliated third parties and requires financial institutions to provide written notice of their privacy policies and practices and implement certain information security policies and practices. Any violations of the GLBA could subject the US Consumer Bank to additional reporting requirements or regulatory investigation or audits by the financial regulators. The CCPA applies to personal information that is not collected, processed, sold or disclosed pursuant to the GLBA, and it requires the US Consumer Bank to provide California consumers (as defined in the law) with additional disclosures regarding the collection, use and sharing of personal information, and grants California consumers access, deletion, and other rights with respect to their personal information, including the right to opt-out of certain sales or transfers of such personal information. The CCPA subjects the US Consumer Bank to enforcement penalties by the Attorney General of the State of California, and grants a private right of action with respect to certain data breaches. The CPRA significantly modifies the CCPA, including by imposing additional obligations on covered companies and expanding consumers’ rights with respect to certain sensitive personal information, and creates a new state agency that will be vested with authority to implement and enforce both the CCPA and the CPRA, potentially resulting in further uncertainty in the interpretation and enforcement of both laws. In addition, all 50 states have laws including obligations to provide notification of security breaches of computer databases that contain personal information to affected individuals, state officers and others.
In addition, in May 2020, the National People’s Congress of the PRC approved the PRC Civil Code, which took effect on 1 January 2021. Pursuant to the PRC Civil Code, the collection, storage, use, process, transmission, provision and disclosure of personal information shall follow the principles of legitimacy, properness and necessity.
From 2019, new rules apply under the revised Payment Services Directive (PSD2) that affect the way banks and other payment services providers check that the person requesting access to an account or trying to make a payment is permitted to do so. This is referred to as strong customer authentication (SCA). The deadline for implementing SCA for e-commerce has been extended by the FCA to 14 March 2022.
Cyber security and operational resilience
Regulators in the UK, the EU and the US continue to focus on cyber security risk management, organisational operational resilience and overall soundness across all financial services firms, with customer and market expectations of continuous access to financial services remaining at an all-time high.
The regulatory focus has been further heightened by the increasing number of high-profile ransomware and other supply chain attacks seen across the industry during the COVID-19 pandemic. This is evidenced by the continuing publication of proposed laws and changes to regulatory frameworks globally. For example, legislation has been introduced in the US that aims to expand cyber security notification requirements for critical infrastructure, whilst in the UK a new framework for operational resilience focused on the identification of, and setting impact tolerances for, important business services came into effect in March 2021. In 2022, the European Union’s Digital Operational Resilience Act (DORA) is expected to introduce comprehensive and sector specific regulation on ICT incident reporting, testing and third party risk management, and provide for direct oversight of critical third party ICT providers servicing the EU financial services sector. However, such measures are likely to result in increased technology and compliance costs for the Group.
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
The Sanctions and Anti-Money Laundering Act became law in the UK in 2018. The Act allows for the adoption of an autonomous UK sanctions regime, as well as a more flexible licensing regime post-Brexit. On 6 July 2020, the UK Government announced the first sanctions that have been implemented independently by the UK outside the auspices of the UN and EU. The autonomous UK sanctions regime came into force on 1 January 2021. The sanctions apply within the UK and in relation to the conduct of all UK persons wherever they are in the world; they also apply to overseas branches of UK companies.
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

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	192

Financial review
Contents
Financial review
A review of the Group’s performance, including the key performance indicators, and the contribution of each of our businesses to the overall performance of the Group.

Financial review	•Key performance indicators	194
	•Consolidated summary income statement	196
	•Income statement commentary	197
	•Consolidated summary balance sheet	198
	•Balance sheet commentary	199
	•Analysis of results by business	200
	•Non-IFRS performance measures	207

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	193

Financial review
Key performance indicators
In assessing the financial performance of the Group, management uses a range of KPIs which focus on the Group’s financial strength, the delivery of sustainable returns and cost management. Barclays continues to target RoTE of greater than 10% over the medium term. Cost discipline remains a priority and management continues to target a cost: income ratio below 60%.
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
The CET1 ratio was stable at 15.1% (2020: 15.1%). CET1 capital increased by £1.2bn to £47.5bn as profit before tax of £8.4bn was partially offset by share buybacks, 2021 dividends and equity coupons paid and foreseen, as well as pensions deficit contribution payments. RWAs increased £7.9bn to £314.1bn primarily resulting from the recalibration of the modelled market risk stress period, increased client and trading activity within CIB and growth in mortgages within Barclays UK, partially offset by lower unsecured balances.
Group target: a CET1 ratio in the range of 13-14%.
		CET1 ratio
Capital requirements are part of the regulatory framework governing how banks and depository institutions are supervised. Capital ratios express a bank’s capital as a percentage of its RWAs as defined by the PRA. CET1 ratio is a measure of capital that is predominantly common equity defined by the CRR, as retained in the UK regulatory framework through on-shoring instruments as part of the UK’s withdrawal from the European Union, and amended by CRR II with effect from 1 January 2022.		15.1%
		2020: 15.1% 2019: 13.8%

Return on average shareholders’ equity
RoE is calculated as profit after tax attributable to ordinary shareholders, as a proportion of average shareholders’ equity excluding non-controlling interests and other equity instruments.
	This measure indicates the return generated by the management of the business based on shareholders' equity. RoE for the Group was 11.5% (2020: 2.7%).	Group RoE 11.5% 2020: 2.7% 2019: 4.5%
Return on average tangible shareholders’ equity
This measure indicates the return generated by the management of the business based on shareholders’ tangible equity. Achieving a target RoTE demonstrates the organisation’s ability to execute its strategy and align management’s interests with the shareholders’. RoTE lies at the heart of the Group’s capital allocation and performance management process.
RoTE for the Group was 13.4% (2020: 3.2%) due to record profit before tax including a net credit impairment release and increased income, partially offset by higher operating expenses.
Group target: RoTE of greater than 10%.
RoTE based on a CET1 ratio of 13.5%, excluding litigation and conduct, structural cost actions and the re-measurement of UK DTA’s was 15.3% (2020: 4.4%)[a]. A CET1 ratio of 13.5% is used, which is the mid-point of the target range of 13%-14%.
		Group RoTE
RoTE is calculated as profit after tax attributable to ordinary shareholders, as a proportion of average shareholders’ equity excluding non-controlling interests and other equity instruments adjusted for the deduction of intangible assets and goodwill.		13.4%
		2020: 3.2% 2019: 5.3%

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	194

Definition	Why is it important and how the Group performed
Total operating expenses
Barclays views total operating expenses as a key strategic area for banks; those who actively manage costs and control them effectively will gain a strong competitive advantage.
Group total operating expenses increased 4% to £14.4bn, due to structural cost actions of £0.6bn primarily relating to the real estate review in Q221 and Barclays UK transformation costs in Q421, higher performance costs that reflect improved returns, and continued investment and business growth. This was partially offset by the benefit from the depreciation of average USD against GBP, efficiency savings and a lower UK bank levy charge, primarily due to the reduced rate.
Excluding structural cost actions and performance costs, Group total operating expenses were flat at £12.0bn, as efficiency saving were reinvested to drive income growth.
Excluding structural cost actions of £0.6bn (2020: £0.4bn), operating expenses would have been £13.8bn (2020: £13.5bn).
		Total operating expenses[b]
		£14.4bn
		2020: £13.9bn 2019: £15.4bn
Cost: income ratio
This is a measure management uses to assess the productivity of the business operations. Managing the cost base is a key execution priority for management and includes a review of all categories of discretionary spending and an analysis of how we can run the business to ensure that costs increase at a slower rate than income.
The Group cost: income ratio was 66% (2020: 64%) as increased income was offset by higher operating expenses, including £0.6bn of structural cost actions.
The Group cost: income ratio, excluding structural cost actions of £0.6bn (2020: £0.4bn) was 63% (2020: 62%).
Group target: a cost: income ratio below 60%.
		Cost: income ratio
Total operating expenses divided by total income.		66%
		2020: 64% 2019: 71%
Notes
a 2020 based on a 13.0% CET1 ratio, excluding litigation and conduct, structural cost actions and COVID-19 community aid package. Refer to the Non-IFRS performance measures section for further information and calculations.
b    Includes litigation and conduct, 2021: £177m, 2020: £153m and 2019: £1,849m, of which £1,400m relates to Payment Protection Insurance.

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	195

Financial review
Consolidated summary income statement

	2021	2020	2019	2018	2017
For the year ended 31 December	£m	£m	£m	£m	£m
Continuing operations
Interest income	11,240	11,892	15,456	14,541	13,631
Interest expense	(3,167)	(3,770)	(6,049)	(5,479)	(3,786)
Net interest income	8,073	8,122	9,407	9,062	9,845
Fee and commission income	9,880	8,641	9,122	8,893	8,751
Fee and commission expense	(2,206)	(2,070)	(2,362)	(2,084)	(1,937)
Net fee and commission income	7,674	6,571	6,760	6,809	6,814
Other income	6,193	7,073	5,465	5,265	4,417
Total income	21,940	21,766	21,632	21,136	21,076

Credit impairment releases/(charges)	653	(4,838)	(1,912)	(1,468)	(2,336)

Operating costs	(14,092)	(13,434)	(13,359)	(13,627)	(13,884)
UK bank levy	(170)	(299)	(226)	(269)	(365)
GMP charge	—	—	—	(140)	—
Litigation and conduct	(177)	(153)	(1,849)	(2,207)	(1,207)
Total operating expenses	(14,439)	(13,886)	(15,434)	(16,243)	(15,456)

Other net income	260	23	71	69	257

Profit before tax	8,414	3,065	4,357	3,494	3,541
Tax charge	(1,188)	(604)	(1,003)	(911)	(2,066)
Profit after tax in respect of continuing operations	7,226	2,461	3,354	2,583	1,475
Loss after tax in respect of discontinued operation	—	—	—	—	(2,195)
Non-controlling interests in respect of continuing operations	(47)	(78)	(80)	(234)	(249)
Non-controlling interests in respect of discontinued operation	—	—	—	—	(140)
Other equity instrument holders	(804)	(857)	(813)	(752)	(639)
Attributable profit/(loss)	6,375	1,526	2,461	1,597	(1,748)

Selected financial statistics
Basic earnings/(loss) per share	37.5p	8.8p	14.3p	9.4p	(10.3p)
Diluted earnings/(loss) per share	36.6p	8.6p	14.1p	9.2p	(10.1p)
Return on average shareholders’ equity	11.5%	2.7%	4.5%	3.1%	(3.1%)
Return on average tangible shareholders’ equity	13.4%	3.2%	5.3%	3.6%	(3.6%)
Cost: income ratio	66%	64%	71%	77%	73%
The financial information above is extracted from the published accounts. This information should be read together with the information included in the accompanying consolidated financial statements.

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	196

Financial review
Income statement commentary
2021 compared to 2020a
Barclays’ diversified business model delivered a record profit before tax of £8,414m (2020: £3,065m), RoE of 11.5% (2020: 2.7%), RoTE of 13.4% (2020: 3.2%) and earnings per share (EPS) of 37.5p (2020: 8.8p).
Total income increased to £21,940m (2020: £21,766m). Barclays UK income increased 3%. Barclays International income decreased 2%, with CIB income down 1% and CC&P income down 3%. Excluding the impact of the 8% depreciation of average USD against GBP, total income was up, reflecting Barclays’ diversified income streams.
Credit impairment net release of £653m (2020: £4,838m charge). The net release included a reversal of £1.3bn in non-default charges, primarily reflecting the improved macroeconomic outlook. Excluding this reversal, the charge was £0.7bn, reflecting reduced unsecured lending balances and low delinquency. Economic uncertainty adjustments have been maintained firstly in respect of customers and clients who may be more vulnerable to the withdrawal of support schemes and emerging economic uncertainty, and secondly, model uncertainty which does not capture certain macroeconomic and risk parameter uncertainties. The reduction in unsecured lending balances and growth in secured balances have contributed to a decrease in the Group’s loan coverage ratio to 1.6% (December 2020: 2.4%). Coverage ratios in unsecured loan portfolios remained elevated compared to pre-COVID-19 pandemic levels.
Total operating expenses increased 4% to £14,439m, due to structural cost actions of £648m primarily relating to the real estate review in Q221 and Barclays UK transformation costs in Q421, higher performance costs that reflect improved returns, and continued investment and business growth. This was partially offset by the benefit from the depreciation of average USD against GBP, efficiency savings and a lower UK bank levy charge, primarily due to the reduced rate. This resulted in a cost: income ratio of 66% (2020: 64%). Excluding structural cost actions of £648m (2020: £368m), operating expenses would have been £13,791m (2020: £13,518m), resulting in a cost: income ratio of 63% (2020: 62%).
The effective tax rate was 14.1% (2020: 19.7%). This reflects a £462m tax benefit recognised for the re-measurement of the Group’s UK deferred tax assets (DTAs) as a result of the enactment in 2021 of a UK corporation tax rate increase from 19% to 25% effective from 1 April 2023.
Attributable profit was £6,375m (2020: £1,526m).
Please refer to the Financial review section in the Annual Report on Form 20-F 2020 for a comparative discussion of the 2020 financial results compared to 2019.
Note
a    The 8% depreciation of average USD against GBP adversely impacted income and profits and positively impacted total operating expenses.

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	197

Financial review
Consolidated summary balance sheet

	2021	2020	2019	2018	2017
As at 31 December	£m	£m	£m	£m	£m
Assets
Cash and balances at central banks	238,574	191,127	150,258	177,069	171,082
Cash collateral and settlement balances	92,542	101,367	83,256	77,222	77,168
Loans and advances at amortised cost	361,451	342,632	339,115	326,406	324,048
Reverse repurchase agreements and other similar secured lending	3,227	9,031	3,379	2,308	12,546
Trading portfolio assets	147,035	127,950	114,195	104,187	113,760
Financial assets at fair value through the income statement	191,972	175,151	133,086	149,648	116,281
Derivative financial instruments	262,572	302,446	229,236	222,538	237,669
Financial investments	—	—	—	—	58,915
Financial assets at fair value through other comprehensive income	61,753	78,688	65,750	52,816	—
Assets included in disposal groups classified as held for sale	—	—	—	—	1,193
Other assets	25,159	21,122	21,954	21,089	20,586
Total assets	1,384,285	1,349,514	1,140,229	1,133,283	1,133,248
Liabilities
Deposits at amortised cost	519,433	481,036	415,787	394,838	398,701
Cash collateral and settlement balances	79,371	85,423	67,341	67,522	68,143
Repurchase agreements and other similar secured borrowings	28,352	14,174	14,517	18,578	40,338
Debt securities in issue[a]	98,867	75,796	76,369	82,286	73,314
Subordinated liabilities	12,759	16,341	18,156	20,559	23,826
Trading portfolio liabilities	54,169	47,405	36,916	37,882	37,351
Financial liabilities designated at fair value	250,960	249,765	204,326	216,834	173,718
Derivative financial instruments	256,883	300,775	229,204	219,643	238,345
Other liabilities	13,280	11,917	11,953	11,362	13,496
Total liabilities	1,314,074	1,282,632	1,074,569	1,069,504	1,067,232
Equity
Called up share capital and share premium	4,536	4,637	4,594	4,311	22,045
Other equity instruments	12,259	11,172	10,871	9,632	8,941
Other reserves	1,770	4,461	4,760	5,153	5,383
Retained earnings	50,657	45,527	44,204	43,460	27,536
Total equity excluding non-controlling interests	69,222	65,797	64,429	62,556	63,905
Non-controlling interests	989	1,085	1,231	1,223	2,111
Total equity	70,211	66,882	65,660	63,779	66,016
Total liabilities and equity	1,384,285	1,349,514	1,140,229	1,133,283	1,133,248

Net asset value per ordinary share	340p	315p	309p	309p	322p
Tangible net asset value per share	292p	269p	262p	262p	276p
Number of ordinary shares of Barclays PLC (in millions)	16,752	17,359	17,322	17,133	17,060

Year-end USD exchange rate	1.35	1.37	1.32	1.28	1.35
Year-end EUR exchange rate	1.19	1.11	1.18	1.12	1.13
Note
a    Debt securities in issue include covered bonds of £5.0bn (2020: £6.2bn).

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	198

Financial review
Balance sheet commentary
Total assets
Total assets increased £35bn to £1,384bn.
Cash and balances at central banks increased by £47bn to £239bn, predominantly driven by strong growth in customer deposits. Financial assets at fair value through other comprehensive income decreased £17bn to £62bn.
Derivative financial instrument assets decreased £40bn to £263bn, driven by an increase in major interest rate curves. Cash collateral and settlement balances decreased by £9bn to £93bn, predominantly due to reduced derivative balances.
Loans and advances at amortised cost increased £19bn to £361bn, which reflected increased lending across Barclays UK and Barclays International, including £10bn of mortgage growth.
Trading portfolio assets increased £19bn to £147bn due to increased client activity and financial assets at fair value through the income statement increased £17bn to £192bn due to reverse repurchase agreements and similar secured lending.
Total liabilities
Total liabilities increased £31bn to £1,314bn.
Deposits at amortised cost increased £38bn to £519bn primarily due to clients increasing liquidity, and lower consumer spending levels.
Derivative financial instruments liabilities decreased £44bn to £257bn, driven by an increase in major interest rate curves. This is consistent with the movement in derivative financial instrument assets. Cash collateral and settlement balances decreased by £6bn to £79bn predominantly due to reduced mark-to-market balances.
Trading portfolio liabilities increased £7bn due to increased client activity to £54bn and financial liabilities designated at fair value increased £1bn to £251bn due to repurchase agreements and similar secured borrowing.
Total shareholders’ equity
Total shareholders’ equity increased £3.3bn to £70.2bn.
Other equity instruments increased £1.1bn to £12.3bn due to the issuance of a $1.5bn AT1 instrument. AT1 securities are perpetual subordinated contingent convertible securities structured to qualify as AT1 instruments under prevailing capital rules applicable as at the relevant issue date.
Other reserves decreased by £2.7bn, mainly due to a reduction in the cash flow hedging reserve of £2.4bn to £0.9bn debit, as a result of fair value movements on interest rate swaps held for hedging purposes due to an increase in major interest rate curves.
Retained earnings increased £5.1bn to £50.7bn, mainly due to profits of £6.4bn, offset by share repurchases of £1.2bn and dividends of £0.5bn.
Net asset value per share increased 25p to 340p. Tangible net asset value per share increased 23p to 292p as 38p earnings per share were offset by net negative reserve movements of 15p.

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	199

Financial review
Analysis of results by business

Barclays UK

		2021		2020		2019
		£m		£m		£m
Income statement information
Net interest income		5,202		5,234		5,888
Net fee, commission and other income		1,334		1,113		1,465
Total income		6,536		6,347		7,353
Credit impairment releases/(charges)		365		(1,467)		(712)
Net operating income		6,901		4,880		6,641
Operating costs		(4,357)		(4,270)		(3,996)
UK bank levy		(36)		(50)		(41)
Operating expenses		(4,393)		(4,320)		(4,037)
Litigation and conduct		(37)		(32)		(1,582)
Total operating expenses		(4,430)		(4,352)		(5,619)
Other net income		—		18		—
Profit before tax		2,471		546		1,022
Attributable profit		1,756		325		281

Balance sheet information
Loans and advances to customers at amortised cost		£208.8bn		£205.4bn		£193.7bn
Total assets		£321.2bn		£289.1bn		£257.8bn
Customer deposits at amortised cost		£260.6bn		£240.5bn		£205.5bn
Loan: deposit ratio		85%		89%		96%
Risk weighted assets		£72.3bn		£73.7bn		£74.9bn

Key facts
Average LTV of mortgage portfolio[a]		51%		51%		51%
Average LTV of new mortgage lending[a]		70%		68%		68%
Number of branches		666		859		963
Mobile banking active customers		9.7m		9.2m		8.4m
30 day arrears rate - Barclaycard Consumer UK		1.0%		1.7%		1.7%
Number of employees (full time equivalent)[b]		7,100		21,300		21,400

Performance measures
Return on average allocated equity		13.0%		2.4%		2.0%
Return on average allocated tangible equity		17.6%		3.2%		2.7%
Average allocated equity	£13.6	bn	£13.7	bn	£13.9	bn
Average allocated tangible equity		£10.0bn		£10.1bn		£10.3bn
Cost: income ratio		68%		69%		76%
Loan loss rate (bps)		—		68		36
Net interest margin		2.52%		2.61%		3.09%
Notes
a    Average Loan to Value of mortgages is balance weighted and reflects both residential and BTL mortgage portfolios within the Home Loans portfolio.
b    Barclays UK has transformed its business this year and consolidated all Customer Care employees, who directly serve customers, into Barclays Execution Services, within the Head Office segment, to improve customer service and experience. Costs are recharged, while FTE's are reported within Head Office, as at 31 December 2021 10,700 FTE were impacted by the move from Barclays UK to Head Office, prior years have not been restated.

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	200

Financial review
Analysis of results by business continued
Analysis of Barclays UK

	2021	2020	2019
	£m	£m	£m
Analysis of total income
Personal Banking	3,883	3,522	4,009
Barclaycard Consumer UK	1,250	1,519	1,992
Business Banking	1,403	1,306	1,352
Total income	6,536	6,347	7,353

Analysis of credit impairment releases/(charges)
Personal Banking	28	(380)	(195)
Barclaycard Consumer UK	404	(881)	(472)
Business Banking	(67)	(206)	(45)
Total credit impairment releases/(charges)	365	(1,467)	(712)

Analysis of loans and advances to customers at amortised cost
Personal Banking	£165.4bn	£157.3bn	£151.9bn
Barclaycard Consumer UK	£8.7bn	£9.9bn	£14.7bn
Business Banking	£34.7bn	£38.2bn	£27.1bn
Total loans and advances to customers at amortised cost	£208.8bn	£205.4bn	£193.7bn

Analysis of customer deposits at amortised cost
Personal Banking	£196.4bn	£179.7bn	£159.2bn
Barclaycard Consumer UK	—	£0.1bn	—
Business Banking	£64.2bn	£60.7bn	£46.3bn
Total customer deposits at amortised cost	£260.6bn	£240.5bn	£205.5bn
2021 compared to 2020
Profit before tax increased to £2,471m (2020: £546m). RoE was 13.0% (2020: 2.4%). RoTE was 17.6% (2020: 3.2%) reflecting an improving UK operating environment.
Total income increased 3% to £6,536m. Net interest income reduced 1% to £5,202m with a net interest margin of 2.52% (2020: 2.61%) as strong customer retention and improved margins in mortgages were more than offset by lower unsecured lending balances. Net fee, commission and other income increased 20% to £1,334m, returning back towards pre-COVID-19 pandemic levels.
Personal Banking income increased 10% to £3,883m, reflecting strong growth in mortgages, alongside improved margins during the first three quarters, balance growth in deposits and the non-recurrence of COVID-19 customer support actions. This was partially offset by deposit margin compression from lower interest rates and lower unsecured lending balances.
Barclaycard Consumer UK income decreased 18% to £1,250m, as repayments by customers and reduced borrowing resulted in a lower level of IEL balances. However, IEL balances began to stabilise throughout the second half of 2021.
Business Banking income increased 7% to £1,403m due to lending and deposit balance growth from £12.1bn of government scheme lending and the non-recurrence of COVID-19 and related customer support actions, partially offset by deposit margin compression from lower interest rates.
Credit impairment net release of £365m (2020: £1,467m charge) was driven by an improved macroeconomic outlook and lower unsecured lending balances due to customer repayments and lower delinquencies. As at 31 December 2021, 30 and 90 day arrears rates in UK cards were 1.0% (Q420: 1.7%) and 0.2% (Q420: 0.8%) respectively.
Total operating expenses increased 2% to £4,430m primarily reflecting increased investment spend, including structural cost actions of £288m (2020: £150m). Excluding structural cost actions, operating expenses would have been broadly stable at £4,142m (2020: £4,202m), with higher operational and customer service costs, primarily driven by increased volumes, offset by efficiency savings.
Loans and advances to customers at amortised cost increased 2% to £208.8bn predominantly from £9.9bn of mortgage growth following a strong flow of new applications as well as strong customer retention. This was offset by a £2.2bn decrease in the Education, Social Housing and Local Authority (ESHLA) portfolio carrying value as interest rate yield curves steepened, £1.6bn lower unsecured lending balances and £1.3bn lower Business Banking balances as repayment of government scheme lending commences.
Customer deposits at amortised cost increased 8% to £260.6bn reflecting an increase of £16.7bn and £3.5bn in Personal Banking and Business Banking respectively, further strengthening the liquidity position and contributing to a loan: deposit ratio of 85% (December 2020: 89%).
RWAs decreased to £72.3bn (December 2020: £73.7bn) driven by a reduction in unsecured lending and the value of the ESHLA portfolio, partially offset by growth in mortgages.
Please refer to the Financial review section in the Annual Report on Form 20-F 2020 for a comparative discussion of the 2020 financial results compared to 2019.

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	201

Financial review
Analysis of results by business continued
Barclays International

	2021		2020		2019
	£m		£m		£m
Income statement information
Net interest income	3,263		3,282		3,941
Net trading income	5,693		6,920		4,199
Net fee, commission and other income	6,709		5,719		6,535
Total income	15,665		15,921		14,675
Credit impairment releases/(charges)	288		(3,280)		(1,173)
Net operating income	15,953		12,641		13,502
Operating costs	(9,076)		(8,765)		(9,163)
UK bank levy	(134)		(240)		(174)
Litigation and conduct	(125)		(48)		(116)
Total operating expenses	(9,335)		(9,053)		(9,453)
Other net income	40		28		69
Profit before tax	6,658		3,616		4,118
Attributable profit	4,817		2,220		2,816

Balance sheet information
Loans and advances at amortised cost	£133.8bn		£122.7bn		£132.8bn
Trading portfolio assets	£146.9bn		£127.7bn		£113.3bn
Derivative financial instrument assets	£261.5bn		£301.8bn		£228.9bn
Financial assets at fair value through the income statement	£188.2bn		£170.7bn		£128.4bn
Cash collateral and settlement balances	£88.1bn		£97.5bn		£79.4bn
Other assets	£225.6bn		£221.4bn		£178.6bn
Total assets	£1,044.1bn		£1,041.8bn		£861.4bn
Deposits at amortised cost	£258.8bn		£240.5bn		£210.0bn
Derivative financial instrument liabilities	£256.4bn		£300.4bn		£228.9bn
Loan: deposit ratio	52%		51%		63%
Risk weighted assets	£230.9bn		£222.3bn		£209.2bn

Key facts
Number of employees (full time equivalent)	10,400		10,800		11,200

Performance measures
Return on average allocated equity	14.5%		6.9%		8.7%
Return on average allocated tangible equity	14.9%		7.1%		9.0%
Average allocated equity	£33.1bn	£32.1	bn	£32.2	bn
Average allocated tangible equity	£32.4bn		£31.5bn		£31.2bn
Cost: income ratio	60%		57%		64%
Loan loss rate (bps)	—		257		86
Net interest margin	4.01%		3.64%		4.07%

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	202

Financial review
Analysis of results by business continued
Analysis of Barclays International

		2021		2020		2019
Corporate and Investment Bank		£m		£m		£m
Income statement information
Net interest income		1,351		1,084		1,119
Net trading income		5,652		6,975		4,413
Net fee, commission and other income		5,331		4,417		4,699
Total income		12,334		12,476		10,231
Credit impairment releases / (charges)		473		(1,559)		(157)
Net operating income		12,807		10,917		10,074
Operating costs		(6,818)		(6,689)		(6,882)
UK bank levy		(128)		(226)		(156)
Litigation and conduct		(17)		(4)		(109)
Total operating expenses		(6,963)		(6,919)		(7,147)
Other net income		2		6		28
Profit before tax		5,846		4,004		2,955
Attributable profit		4,202		2,554		1,980

Balance sheet information
Loans and advances at amortised cost		£100.0bn		£92.4bn		£92.0bn
Trading portfolio assets		£146.7bn		£127.5bn		£113.3bn
Derivative financial instrument assets		£261.5bn		£301.7bn		£228.8bn
Financial assets at fair value through the income statement		£188.1bn		£170.4bn		£127.7bn
Cash collateral and settlement balances		£87.2bn		£96.7bn		£78.5bn
Other assets		£195.8bn		£194.9bn		£155.3bn
Total assets		£979.3bn		£983.6bn		£795.6bn
Deposits at amortised cost		£189.4bn		£175.2bn		£146.2bn
Derivative financial instrument liabilities		£256.4bn		£300.3bn		£228.9bn
Risk weighted assets		£200.7bn		£192.2bn		£171.5bn

Performance measures
Return on average allocated equity		14.8%		9.4%		7.6%
Return on average allocated tangible equity		14.9%		9.5%		7.6%
Average allocated equity	£28.3	bn	£27.0	bn	£25.9	bn
Average allocated tangible equity		£28.3bn		£27.0bn		£25.9bn
Cost: income ratio		56%		55%		70%

Analysis of total income
FICC		3,448		5,138		3,364
Equities		2,967		2,471		1,887
Global Markets		6,415		7,609		5,251
Advisory		921		561		776
Equity capital markets		813		473		329
Debt capital markets		1,925		1,697		1,430
Investment Banking fees		3,659		2,731		2,535
Corporate lending		588		590		765
Transaction banking		1,672		1,546		1,680
Corporate		2,260		2,136		2,445
Other		—		—		—
Total income		12,334		12,476		10,231

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	203

Financial review
Analysis of results by business continued
Analysis of Barclays International continued

		2021		2020		2019
Consumer, Cards and Payments		£m		£m		£m
Income statement information
Net interest income		1,912		2,198		2,822
Net fee, commission, trading and other income		1,419		1,247		1,622
Total income		3,331		3,445		4,444
Credit impairment charges		(185)		(1,721)		(1,016)
Net operating income		3,146		1,724		3,428
Operating costs		(2,258)		(2,076)		(2,281)
UK bank levy		(6)		(14)		(18)
Litigation and conduct		(108)		(44)		(7)
Total operating expenses		(2,372)		(2,134)		(2,306)
Other net income		38		22		41
Profit/(loss) before tax		812		(388)		1,163
Attributable profit/(loss)		615		(334)		836

Balance sheet information
Loans and advances at amortised cost		£33.8bn		£30.3bn		£40.8bn
Total assets		£64.8bn		£58.2bn		£65.8bn
Deposits at amortised cost		£69.4bn		£65.3bn		£63.8bn
Risk weighted assets		£30.2bn		£30.1bn		£37.7bn

Key facts
30 day arrears rates - Barclaycard US		1.6%		2.5%		2.7%
US cards customer FICO score distribution
<660		10%		13%		14%
>660		90%		87%		86%
Total number of Barclaycard payments clients		c.380,000		c.365,000		c.376,000
Value of payments processed[a]		£277bn		£274bn		£354bn

Performance measures
Return on average allocated equity		12.8%		(6.6)%		13.3%
Return on average allocated tangible equity		15.0%		(7.5%)		15.8%
Average allocated equity	£4.8	bn	£5.1	bn	£6.3	bn
Average allocated tangible equity		£4.1bn		£4.5bn		£5.3bn
Cost: income ratio		71%		62%		52%
Loan loss rate (bps)		51		517		234

Analysis of total income
International Cards and Consumer Bank		2,092		2,433
Private Bank		781		707
Unified Payments		458		305
Total income		3,331		3,445
Note
a    Includes £270bn (2020: £268bn; 2019: £272bn) of merchant acquiring payments.

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	204

Financial review
Analysis of results by business continued
2021 compared to 2020
Profit before tax increased 84% to £6,658m with a RoE of 14.5% and a RoTE of 14.9% (2020: 7.1%), reflecting a RoE of 14.8% (2020: 9.4%) and RoTE of 14.9% (2020: 9.5%) in CIB and a RoE of 12.8% (2020: (6.6%)) and a RoTE of 15.0% (2020: (7.5)%) in CC&P.
The 8% depreciation of average USD against GBP adversely impacted income and profits and positively impacted total operating expenses.
Total income decreased to £15,665m (2020: £15,921m).
CIB income decreased 1% to £12,334m.
Global Markets income decreased 16% to £6,415m as a strong performance in Equities, representing the best full year on a comparable basisa, was more than offset by FICC. Equities income increased 20% to £2,967m driven by strong client activity in derivatives and increased client balances in financing. FICC income decreased 33% to £3,448m due to tighter spreads and the non-recurrence of prior year client activity levels.
Investment Banking fees income, representing the best full year on a comparable basisa, increased 34% to £3,659m driven by a strong performance in Advisory and Equity capital markets reflecting an increase in the fee pool and an increased market shareb.
Within Corporate, Transaction banking income increased 8% to £1,672m driven by deposits and higher payments volumes. Corporate lending income was stable at £588m (2020: £590m) driven by a current year fair value loan write-off on a single name and increased cost of hedging, whilst the prior year included net losses from the mark-to-market of lending and related hedge positions.
CC&P income decreased 3% to £3,331m.
International Cards and Consumer Bank income decreased 14% to £2,092m reflecting lower average cards balances whilst balances increased during the second half of 2021.

Private Bank income increased 10% to £781m, reflecting client balance growth and a gain on a property sale.
Unified Payments income increased 50% to £458m driven by the non-recurrence of a c.£100m valuation loss on Barclays’ preference shares in Visa Inc. in Q220, which have subsequently been fully disposed of in FY21, and merchant acquiring turnover growth following the easing of lockdown restrictions.
Credit impairment net release of £288m (2020: £3,280m charge) was driven by an improved macroeconomic outlook. CIB credit impairment net release of £473m (2020: £1,559m charge) was also supported by net single name wholesale loan releases and a benign credit environment. CC&P credit impairment charge of £185m (2020: £1,721m) was partially driven by lower delinquencies and higher customer repayments. As at 31 December 2021, 30 and 90 day arrears in US cards were 1.6% (Q420: 2.5%) and 0.8% (Q420: 1.4%) respectively.
Total operating expenses increased 3% to £9,335m. CIB total operating expenses increased 1% to £6,963m due to higher performance costs, that reflect an improvement in returns, partly offset by a lower bank levy charge, primarily due to the reduced rate. CC&P total operating expenses increased 11% to £2,372m driven by the impact of higher investment spend, including an increase in marketing and costs for existing and new partnerships, and customer remediation costs related to a legacy portfolio.
Loans and advances at amortised cost increased £11.1bn to £133.8bn due to increased lending across CIB and CC&P.
Trading portfolio assets increased £19.2bn to £146.9bn predominantly due to increased activity in Equities.
Derivative financial instruments assets decreased £40.3bn and liabilities decreased £44.0bn to £261.5bn and £256.4bn respectively, driven by an increase in major interest rate curves and reduced client activity in FICC.
Financial assets at fair value through the income statement increased £17.5bn to £188.2bn driven by increased secured lending.
Cash collateral and settlement balances decreased £9.4bn to £88.1bn.
Deposits at amortised cost increased £18.3bn to £258.8bn due to clients increasing liquidity.
RWAs increased to £230.9bn (December 2020: £222.3bn) primarily resulting from the recalibration of the modelled market risk stress period, and increased client and trading activity within CIB.
Please refer to the Financial review section in the Annual Report on Form 20-F 2020 for a comparative discussion of the 2020 financial results compared to 2019.
Notes
a    Period covering 2014 - 2021. Pre 2014 financials were not restated following re-segmentation in 2016.
b    Data source: Dealogic for the period covering 1 January to 31 December 2021.

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	205

Financial review
Analysis of results by business continued
Head Office

	2021	2020	2019
	£m	£m	£m
Income statement information
Net interest income	(392)	(393)	(422)
Net fee, commission and other income	131	(109)	26
Total income	(261)	(502)	(396)
Credit impairment charges	—	(91)	(27)
Net operating expenses	(261)	(593)	(423)
Operating costs	(659)	(399)	(200)
UK bank levy	—	(9)	(11)
Litigation and conduct	(15)	(73)	(151)
Total operating expenses	(674)	(481)	(362)
Other net income / (expenses)	220	(23)	2
Loss before tax	(715)	(1,097)	(783)
Attributable loss	(198)	(1,019)	(636)

Balance sheet information
Total assets	£19.0bn	£18.6bn	£21.0bn
Risk weighted assets	£11.0bn	£10.2bn	£11.0bn

Key facts
Number of employees (full time equivalent)[a]	64,100	50,900	48,200

Performance measures
Average allocated equity	£8.7bn	£10.6bn	£8.5bn
Average allocated tangible equity	£5.0bn	£6.7bn	£5.1bn
Note
a    Barclays UK has transformed its business this year and consolidated all Customer Care employees, who directly serve customers, into Barclays Execution Services, within the Head Office segment, to improve customer service and experience. Costs are recharged, while FTE's are reported within Head Office, as at 31 December 2021 10,700 FTE were impacted by the move from Barclays UK to Head Office, prior years have not been restated.

2021 compared to 2020
Loss before tax was £715m (2020: £1,097m).
Total income was an expense of £261m (2020: £502m), which primarily reflected hedge accounting, funding costs on legacy capital instruments and treasury items, partially offset by mark-to-market gains on legacy investments and the recognition of dividends on Barclays’ stake in Absa Group Limited.
Total operating expenses were £674m (2020: £481m), which included £266m relating to structural cost actions taken as part of the real estate review in Q221, as well as costs associated with the discontinued use of software assets.
Other net income was £220m (2020: £23m expense) driven by a fair value gain on investments held by the Business Growth Fund in which Barclays has an associate interest.
RWAs were £11.0bn (December 2020: £10.2bn).
Please refer to the Financial review section in the Annual Report on Form 20-F 2020 for a comparative discussion of the 2020 financial results compared to 2019.

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	206

Financial review
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
Non-IFRS performance measures glossary

Measure	Definition
Loan: deposit ratio	Loans and advances at amortised cost divided by deposits at amortised cost. The components of the calculation have been included on page 166.
Period end allocated tangible equity	Allocated tangible equity is calculated as 13.5% (2020 and 2019: 13.0%) of RWAs for each business, adjusted for capital deductions, excluding goodwill and intangible assets, reflecting the assumptions the Group uses for capital planning purposes. Head Office allocated tangible equity represents the difference between the Group’s tangible shareholders’ equity and the amounts allocated to businesses.
Average tangible shareholders’ equity	Calculated as the average of the previous month’s period end tangible equity and the current month’s period end tangible equity. The average tangible shareholders’ equity for the period is the average of the monthly averages within that period.
Average allocated tangible equity	Calculated as the average of the previous month’s period end allocated tangible equity and the current month’s period end allocated tangible equity. The average allocated tangible equity for the period is the average of the monthly averages within that period.
Return on average tangible shareholders’ equity	Statutory profit after tax attributable to ordinary equity holders of the parent, as a proportion of average shareholders’ equity excluding non-controlling interests and other equity instruments adjusted for the deduction of intangible assets and goodwill. The components of the calculation have been included on pages 208.
Return on average allocated tangible equity	Statutory profit after tax attributable to ordinary equity holders of the parent, as a proportion of average allocated tangible equity. The components of the calculation have been included on page 208.
Cost: income ratio	Total operating expenses divided by total income.
Loan loss rate	Quoted in basis points and represents total impairment charges divided by gross loans and advances held at amortised cost at the balance sheet date. The components of the calculation have been included on page 126. Quoted as zero when credit impairment is a net release.
Net interest margin	Net interest income divided by the sum of average customer assets. The components of the calculation have been included on page 208.
Tangible net asset value per share	Calculated by dividing shareholders’ equity, excluding non-controlling interests and other equity instruments, less goodwill and intangible assets, by the number of issued ordinary shares. The components of the calculation have been included on page 210.

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	207

Financial review
Non-IFRS performance measures continued
Margins analysis

For the year ended 31 December	2021			2020
	Net interest income	Average customer assets	Net interest margin	Net interest income	Average customer assets	Net interest margin
	£m	£m	%	£m	£m	%
Barclays UK	5,202	206,628	2.52	5,234	200,317	2.61
Barclays International[a]	3,149	78,530	4.01	3,382	92,909	3.64
Total Barclays UK and Barclays International	8,351	285,158	2.93	8,616	293,226	2.94
Other[b]	(278)			(494)
Total Barclays Group	8,073			8,122
Notes
a    Barclays International margins include IEL balances within the corporate and investment banking business.
b    Other includes Head Office and non-lending related corporate and investment banking businesses not included in Barclays International margins.

The Group net interest margin remained stable with a 1bps decrease to 2.93%. Barclays UK net interest margin decreased 9bps to 2.52%, reflecting the impact of lower UK interest rates as well as the mix impact of strong mortgage growth and lower unsecured lending balances. Barclays International net interest margin increased 37bps to 4.01% reflecting the mix impact of lower average lending balances in the CIB.
The Group’s combined product and equity structural hedge notional as at 31 December 2021 was £228bn (December 2020: £188bn), with an average duration of close to 3 years (2020: average duration 2.5 to 3 years). Group net interest income includes gross structural hedge contributions of £1,415m (2020: £1,650m) and net structural hedge contributions of £1,187m (2020: £1,246m). Gross structural hedge contributions represent the absolute interest income earned from the fixed receipts on the basket of swaps in the structural hedge, while the net structural hedge contributions represent the net interest earned on the difference between the structural hedge rate and prevailing floating rates.
Returns
Return on average tangible equity is calculated as profit for the period attributable to ordinary equity holders of the parent as a proportion of average tangible equity for the period, excluding non-controlling and other equity interests for businesses. Allocated tangible equity has been calculated as 13.5% (2020 and 2019: 13.0%) of RWAs for each business, adjusted for capital deductions, excluding goodwill and intangible assets, reflecting the assumptions the Group uses for capital planning purposes. Head Office average allocated tangible equity represents the difference between the Group’s average tangible shareholders’ equity and the amounts allocated to businesses.

	Profit/(loss) attributable to ordinary equity holders of the parent	Average tangible equity	Return on average tangible equity
	£m	£bn	%
For the year ended 31 December 2021
Barclays UK	1,756	10.0	17.6
Corporate and Investment Bank	4,202	28.3	14.9
Consumer, Cards and Payments	615	4.1	15.0
Barclays International	4,817	32.4	14.9
Head Office	(198)	5.0	n/m
Barclays Group	6,375	47.4	13.4

For the year ended 31 December 2020
Barclays UK	325	10.1	3.2
Corporate and Investment Bank	2,554	27.0	9.5
Consumer, Cards and Payments	(334)	4.5	(7.5)
Barclays International	2,220	31.5	7.1
Head Office	(1,019)	6.7	n/m
Barclays Group	1,526	48.3	3.2

For the year ended 31 December 2019
Barclays UK	281	10.3	2.7
Corporate and Investment Bank	1,980	25.9	7.6
Consumer, Cards and Payments	836	5.3	15.8
Barclays International	2,816	31.2	9.0
Head Office	(636)	5.1	n/m
Barclays Group	2,461	46.6	5.3

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	208

Financial review
Non-IFRS performance measures continued
Performance measures

For the year ended 31 December 2021
Return on average tangible shareholders' equity	Barclays UK	Corporate and Investment Bank	Consumer, Cards and Payments	Barclays International	Head Office	Barclays Group
	£m	£m	£m	£m	£m	£m
Attributable profit/(loss)	1,756	4,202	615	4,817	(198)	6,375

Average shareholders' equity	£13.6bn	£28.3bn	£4.8bn	£33.1bn	£8.7bn	£55.4bn
Average goodwill and intangibles	£(3.6)bn	—	£(0.7)bn	£(0.7)bn	£(3.7)bn	£(8.0)bn
Average tangible shareholders' equity	£10.0bn	£28.3bn	£4.1bn	£32.4bn	£5.0bn	£47.4bn

Return on average tangible shareholders' equity	17.6%	14.9%	15.0%	14.9%	n/m	13.4%

For the year ended 31 December 2020
Return on average tangible shareholders' equity	Barclays UK	Corporate and Investment Bank	Consumer, Cards and Payments	Barclays International	Head Office	Barclays Group
	£m	£m	£m	£m	£m	£m
Attributable profit/(loss)	325	2,554	(334)	2,220	(1,019)	1,526

Average shareholders' equity	£13.7bn	£27.0bn	£5.1bn	£32.1bn	£10.6bn	£56.4bn
Average goodwill and intangibles	(£3.6bn)	—	(£0.6bn)	(£0.6bn)	(£3.9bn)	(£8.1bn)
Average tangible shareholders' equity	£10.1bn	£27.0bn	£4.5bn	£31.5bn	£6.7bn	£48.3bn

Return on average tangible shareholders' equity	3.2%	9.5%	(7.5%)	7.1%	n/m	3.2%

For the year ended 31 December 2019
Return on average tangible shareholders' equity	Barclays UK	Corporate and Investment Bank	Consumer, Cards and Payments	Barclays International	Head Office	Barclays Group
	£m	£m	£m	£m	£m	£m
Attributable profit/(loss)	281	1,980	836	2,816	(636)	2,461

Average shareholders' equity	£13.9bn	£25.9bn	£6.3bn	£32.2bn	£8.5bn	£54.6bn
Average goodwill and intangibles	(£3.6bn)	—	(£1.0bn)	(£1.0bn)	(£3.4bn)	(£8.0bn)
Average tangible shareholders' equity	£10.3bn	£25.9bn	£5.3bn	£31.2bn	£5.1bn	£46.6bn

Return on average tangible shareholders' equity	2.7%	7.6%	15.8%	9.0%	n/m	5.3%

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	209

Financial review
Non-IFRS performance measures continued

Return on average tangible shareholders’ equity, excluding litigation and conduct, structural cost actions and the re-measurement of UK DTAs
2021
Profit attributable to ordinary equity holders of the parent	£m
Attributable profit	6,375
Post-tax impact of litigation and conduct	136
Post-tax impact of structural cost actions	489
Re-measurement of UK DTAs	(462)
Profit attributable to ordinary equity holders of the parent, excluding litigation and conduct, structural cost actions and the re-measurement of UK DTAs	6,538

Barclays Group return on average tangible shareholders’ equity
Barclays Group average tangible shareholders’ equity	£47.4bn
Barclays Group average tangible shareholders’ equity based on a CET1 ratio of 13.5%	£42.7bn

Barclays Group return on average tangible shareholders’ equity based on a CET1 ratio of 13.5%	14.9%
Barclays Group return on average tangible shareholders’ equity, excluding litigation and conduct, structural cost actions and the re-measurement of UK DTAs, based on a CET1 ratio of 13.5%	15.3%

Return on average tangible shareholders’ equity, excluding litigation and conduct, structural cost actions and COVID-19 community aid package
2020
Profit attributable to ordinary equity holders of the parent	£m
Attributable profit	1,526
Post-tax impact of litigation and conduct	112
Post-tax impact of structural cost actions	268
Post-tax impact of COVID-19 community aid package	66
Profit attributable to ordinary equity holders of the parent, excluding litigation and conduct, structural cost actions and COVID-19 community aid package	1,972

Barclays Group return on average tangible shareholders’ equity
Barclays Group average tangible shareholders’ equity	£48.3bn
Barclays Group average tangible shareholders’ equity based on a CET1 ratio of 13.0%	£45.1bn

Barclays Group return on average tangible shareholders’ equity based on a CET1 ratio of 13.0%	3.4%
Barclays Group return on average tangible shareholders’ equity, excluding litigation and conduct, structural cost actions and COVID-19 community aid package, based on a CET1 ratio of 13.0%	4.4%

Tangible net asset value per share

	2021	2020	2019
	£m	£m	£m
Total equity excluding non-controlling interests	69,222	65,797	64,429
Other equity instruments	(12,259)	(11,172)	(10,871)
Shareholders' equity attributable to ordinary shareholders of the parent	56,963	54,625	53,558
Goodwill and intangibles	(8,061)	(7,948)	(8,119)
Tangible shareholders’ equity attributable to ordinary shareholders of the parent	48,902	46,677	45,439

Shares in issue	16,752m	17,359m	17,322m

Net asset value per share	340p	315p	309p
Tangible net asset value per share	292p	269p	262p

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	210

Financial review
Non-IFRS performance measures continued

	Profit/(loss) attributable to ordinary equity holders of the parent	Average equity	Return on average equity
	£m	bn	%
For the year ended 31 December 2021
Barclays UK	1,756	13.6	13.0
Corporate and Investment Bank	4,202	28.3	14.8
Consumer, Cards and Payments	615	4.8	12.8
Barclays International	4,817	33.1	14.5
Head Office	(198)	8.7	n/m
Barclays Group	6,375	55.4	11.5

For the year ended 31 December 2020
Barclays UK	325	13.7	2.4
Corporate and Investment Bank	2,554	27.0	9.4
Consumer, Cards and Payments	(334)	5.1	(6.6)
Barclays International	2,220	32.1	6.9
Head Office	(1,019)	10.6	n/m
Barclays Group	1,526	56.4	2.7

For the year ended 31 December 2019
Barclays UK	281	13.9	2.0
Corporate and Investment Bank	1,980	25.9	7.6
Consumer, Cards and Payments	836	6.3	13.3
Barclays International	2,816	32.2	8.7
Head Office	(636)	8.5	n/m
Barclays Group	2,461	54.6	4.5

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	211

Financial statements

Financial statements
Detailed analysis of our statutory accounts, independently audited and providing in-depth disclosure on the financial performance of the Group.
Barclays has adopted the British Bankers’ Association (BBA) Code for Financial Reporting Disclosure as adopted by UK Finance in 2017 and has prepared the 2021 Annual Report in compliance with the BBA Code. Barclays is committed to continuously reflect the objectives of reporting set out in the BBA Code.

		Page	Note
Consolidated financial statements	Independent Auditor’s Report (Auditor number 1118)	213	n/a
	Consolidated income statement	215	n/a
	Consolidated statement of comprehensive income	216	n/a
	Consolidated balance sheet	217	n/a
	Consolidated statement of changes in equity	218	n/a
	Consolidated cash flow statement	220	n/a
	Parent company accounts	221	n/a

Notes to the financial statements
	Significant accounting policies	224	1
Financial performance and returns	Segmental reporting	228	2
	Net interest income	230	3
	Net fee and commission income	231	4
	Net trading income	233	5
	Net investment income	233	6
	Credit impairment charges	234	7
	Operating expenses	238	8
	Tax	238	9
	Earnings per share	242	10
	Dividends on ordinary shares	242	11
Assets and liabilities held at fair value	Trading portfolio	243	12
	Financial assets at fair value through the income statement	243	13
	Derivative financial instruments	244	14
	Financial assets at fair value through other comprehensive income	252	15
	Financial liabilities designated at fair value	252	16
	Fair value of financial instruments	253	17
	Offsetting financial assets and financial liabilities	263	18
Assets at amortised cost and other investments	Loans and advances and deposits at amortised cost	264	19
	Property, plant and equipment	264	20
	Leases	266	21
	Goodwill and intangible assets	268	22
Accruals, provisions, contingent liabilities and legal proceedings	Other liabilities	272	23
	Provisions	272	24
	Contingent liabilities and commitments	273	25
	Legal, competition and regulatory matters	274	26
Capital instruments, equity and reserves	Subordinated liabilities	279	27
	Ordinary shares, share premium and other equity	282	28
	Reserves	283	29
	Non-controlling interests	284	30
Employee benefits	Staff costs	285	31
	Share-based payments	286	32
	Pensions and post-retirement benefits	288	33
Scope of consolidation	Principal subsidiaries	293	34
	Structured entities	294	35
	Investments in associates and joint ventures	297	36
	Securitisations	298	37
	Assets pledged, collateral received and assets transferred	299	38
Other disclosure matters	Related party transactions and Directors’ remuneration	301	39
	Auditor’s remuneration	303	40
	Interest rate benchmark reform	303	41
	Barclays PLC (the Parent company)	308	42

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	212

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors Barclays PLC:
Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting
We have audited the accompanying consolidated balance sheets of Barclays PLC and subsidiaries (the Company) as of December 31, 2021 and 2020, the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity, and consolidated cash flow statements for each of the years in the three-year period ended December 31, 2021, and the related notes and specific disclosures described in Note 1 of the consolidated financial statements as being part of the consolidated financial statements (collectively, the consolidated financial statements). We also have audited the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2021, in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021 based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
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
Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgements. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.
Impairment allowance for loans and advances at amortized cost, including off-balance sheet elements of the allowance
As discussed in the credit risk disclosures on pages 122 to 158, the Company’s impairment allowance for loans and advances, including off-balance sheet elements at amortized cost was £6.3bn as at 31 December 2021.
We identified the assessment of impairment allowance for loans and advances at amortized cost, including off balance sheet elements as a critical audit matter. A high degree of audit effort, including specialized skills and knowledge was required because it involved significant measurement uncertainty. Complex and subjective auditor judgement was required to assess the following:
▪Model estimations – Complex and subjective auditor judgement was applied in assessing the Company’s modelled estimations of Expected Credit Losses (“ECL”) due to the inherently judgemental nature of the underlying models and underlying assumptions, namely the IFRS 9 Probability of Default (“PD”) models, the Loss Given Default (“LGD”) models, the Probability of Survival (“PS”) models and the Exposure at Default (“EAD”) models. Certain IFRS 9 models and model assumptions are the key drivers of complexity and subjectivity, and minor changes to those models and model assumptions could have a significant effect on the Company’s calculation of the ECL estimate.
▪Economic scenarios – Complex and subjective auditor judgement was applied in assessing the forward-looking economic scenarios used by the Company, the probability weightings applied to them and the complexity of models used to derive the probability weightings.
▪Qualitative adjustments – Complex and subjective auditor judgement was applied in assessing qualitative adjustments to the model-driven impairment allowance due to the inherent estimation uncertainty associated with these adjustments, especially in relation to adjustments introduced to respond to the continuous impact of economic uncertainty.
In addition, auditor judgement was required to evaluate the sufficiency of audit evidence obtained.
The following are the primary procedures we performed to address this critical audit matter.
▪We evaluated the design and tested the operating effectiveness of certain internal controls over the Company’s process for estimating the impairment allowance for loans and advances at amortized cost, including off-balance sheet elements. This included controls relating to the (1) application of the staging criteria, (2) model validation, implementation and monitoring, (3) authorization and calculation of qualitative adjustments and management overlays, and (4) selection and implementation of economic variables and the controls over the economic scenario selection and probabilities.
▪We involved credit risk modelling professionals with specialized skills and knowledge, who assisted in the following:
◦evaluating the Company’s impairment methodologies for compliance with IFRS 9;

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	213

Report of Independent Registered Public Accounting Firm
◦inspecting model code for the calculation of certain components of the ECL model to assess its consistency with the Company’s approved staging criteria and the output of the model;
◦evaluating for a selection of models which were changed or updated during the year as to whether the changes (including the updated model code) were appropriate by assessing the updated model methodology against the applicable accounting standard;
◦reperforming the calculation of certain post model adjustments to assess consistency with the post model adjustment methodologies;
◦evaluating the model output for a selection of models by inspecting the corresponding model functionality and independently implementing the model by rebuilding the model code and comparing our independent output with management’s output; and
◦reperforming and assessing, for a selection of models, the reasonableness of the model predictions by comparing them against actual results and evaluating the resulting differences.
▪In addition, we involved economic professionals with specialized skills and knowledge, who assisted in:
◦assessing the reasonableness of the Company’s methodology and models used for determining the economic scenarios used and the probability weightings applied to them;
◦assessing key economic variables which included comparing a selection of economic variables to external sources;
◦assessing the overall reasonableness of the economic forecasts by comparing the Company’s forecasts to our own modelled forecasts; and
◦assessing the reasonableness of the Company’s qualitative adjustments by challenging key economic assumptions applied in their calculation based on external sources.
We evaluated the collective results of the procedures performed to assess the sufficiency of the audit evidence obtained related to the Company’s impairment allowance for loans and advances at amortized cost, including off-balance sheet elements of the allowance.
Valuation of certain difficult-to-value financial instruments recorded at fair value
As discussed in Note 17 to the Company’s consolidated financial statements, the balance of financial assets and liabilities recorded at fair value as at December 31, 2021 was £663bn and £562bn, respectively. Of these amounts, Level 3 assets (£16bn) and liabilities (£6.5bn) represented 2.4% of the Company’s financial assets carried at fair value and 1.2% of the Company’s financial liabilities carried at fair value. The Company has Level 2 financial assets at fair value of £533bn and financial liabilities at fair value of £521bn. Included in these amounts are certain difficult-to-value fair value financial instruments for which the Company is required to apply valuation techniques which often involve the exercise of significant judgement and the use of assumptions and valuation models.
We identified the valuation of certain difficult-to-value financial instruments recorded at fair value as a critical audit matter. This is because there was significant measurement uncertainty associated with the fair value estimates of these instruments and subjective auditor judgement, including specialized skills and knowledge, was required to evaluate pricing data inputs, valuation models and fair value adjustments (“FVA”), including portfolio-level FVAs related to credit and funding (commonly referred to as “XVAs”).
The following are the primary procedures we performed to address this critical audit matter:
▪We evaluated the design and tested the operating effectiveness of certain internal controls over the Company’s process to measure fair value of these portfolios. This included controls related to (1) the independent price verification (‘IPV’) of certain market pricing data inputs, (2) the determination or calculation of FVAs, including exit adjustments (to mark the portfolio to bid or offer prices), model shortcoming reserves to address model limitations and XVAs and (3) the validation, implementation and usage of valuation models including assessment of the impact of model limitations and assumptions;
▪For a selection of collateral disputes identified through management’s control we challenged management’s valuation where significant fair value differences were observable through comparison with the market participant’s valuation on the other side of the trade;
▪We performed a retrospective review by inspecting significant gains and losses on a selection of new trades, trade exits, novations and restructurings and evaluated whether these data points indicated elements of fair value not incorporated in the current valuation methodologies;
▪We inspected movements in certain unobservable inputs throughout the period to assess whether gains or losses generated were in line with the accounting standards;
▪We involved valuation professionals with specialized skills and knowledge who assisted in the following:
i.assessing the conceptual soundness of significant models and methodologies used in calculating fair values, risk exposures and in calculating FVAs;
ii.utilising collateral dispute data to identify fair value financial instruments with significant fair value differences against market counterparties and developing an independent estimate of the fair value of such financial instruments; and
iii.developing an independent estimate of fair value for a selection of trades from the above portfolios and challenging the Company where their valuations were outside our tolerance.
UK Pension Scheme – Defined Benefit Obligation (‘DBO’) assumptions
As discussed in Note 33 to the consolidated financial statements, the Company operates multiple defined benefit pension plans with the majority of the balance relating to the UKRF. The total fair value of the defined benefit pension obligation as of 31 December 2021 was £31.9bn. Of this amount, £30.9bn related to UKRF. The determination of the Company’s defined benefit pension obligation with respect to these plans is dependent on certain actuarial assumptions, including the discount rate, inflation rate (or retail price index) and mortality assumptions.
We identified the valuation of the defined benefit pension obligation in respect of UKRF as a critical audit matter. Subjective and complex auditor judgement, including specialized skills and knowledge, was required in evaluating the discount rates, retail price index (‘RPI’) and mortality assumptions used, as small changes would have a significant impact on the measurement of the defined benefit pension obligation.
The following are the primary procedures we performed to address this critical audit matter:
a.We evaluated the design and tested the operating effectiveness of certain internal controls over the Company’s defined benefit pension obligation process. This included controls related to management’s review of IAS19 assumptions including discount rate, RPI and mortality assumptions;
b.We involved actuarial professionals with specialized skills and knowledge who assisted in assessing the Company’s discount rate, RPI and mortality assumptions by evaluating those assumptions against expectations derived from external sources.

/s/ KPMG LLP
We have served as the Company’s auditor since 2017.
London, United Kingdom
February 22, 2022

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	214

Consolidated financial statements

Consolidated income statement

		2021	2020	2019
For the year ended 31 December	Notes	£m	£m	£m
Interest and similar income	3	11,240	11,892	15,456
Interest and similar expense	3	(3,167)	(3,770)	(6,049)
Net interest income		8,073	8,122	9,407
Fee and commission income	4	9,880	8,641	9,122
Fee and commission expense	4	(2,206)	(2,070)	(2,362)
Net fee and commission income		7,674	6,571	6,760
Net trading income	5	5,794	7,029	4,235
Net investment income	6	311	13	1,131
Other income		88	31	99
Total income		21,940	21,766	21,632
Credit impairment releases/(charges)	7	653	(4,838)	(1,912)
Net operating income		22,593	16,928	19,720
Staff costs	31	(8,511)	(8,097)	(8,315)
Infrastructure costs	8	(3,614)	(3,323)	(2,970)
Administration and general expenses	8	(2,137)	(2,313)	(2,300)
Litigation and conduct	8	(177)	(153)	(1,849)
Operating expenses	8	(14,439)	(13,886)	(15,434)
Share of post-tax results of associates and joint ventures		260	6	61
Profit on disposal of subsidiaries, associates and joint ventures		—	17	10
Profit before tax		8,414	3,065	4,357
Taxation	9	(1,188)	(604)	(1,003)
Profit after tax		7,226	2,461	3,354

Attributable to:
Equity holders of the parent		6,375	1,526	2,461
Other equity instrument holders		804	857	813
Total equity holders of the parent		7,179	2,383	3,274
Non-controlling interests	30	47	78	80
Profit after tax		7,226	2,461	3,354

Earnings per share		p	p	p
Basic earnings per ordinary share	10	37.5	8.8	14.3
Diluted earnings per share	10	36.6	8.6	14.1

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	215

Consolidated financial statements
Consolidated statement
of comprehensive income

	2021	2020	2019
For the year ended December 31	£m	£m	£m
Profit after tax	7,226	2,461	3,354

Other comprehensive income/(loss) that may be recycled to profit or loss:
Currency translation reserve
Currency translation differences[a]	(131)	(473)	(544)
Fair value through other comprehensive income reserve movements relating to debt securities
Net (losses)/gains from changes in fair value	(1,668)	2,902	2,901
Net gains transferred to net profit on disposal	(305)	(295)	(502)
Net (gains)/losses relating to (releases of) impairment	(8)	2	1
Net gains/(losses) due to fair value hedging	1,354	(2,000)	(2,172)
Other movements	—	—	(5)
Tax	198	(155)	(57)
Cash flow hedging reserve
Net gains/(losses) from changes in fair value	(2,280)	1,299	724
Net gains transferred to net profit	(1,173)	(510)	(277)
Tax	1,025	(216)	(105)
Other	—	5	16
Other comprehensive (loss)/income that may be recycled to profit or loss	(2,988)	559	(20)

Other comprehensive income/(loss) not recycled to profit or loss:
Retirement benefit remeasurements	1,298	(80)	(280)
Fair value through other comprehensive income reserve movements relating to equity instruments	141	(262)	(95)
Own credit	(106)	(810)	(316)
Tax	(563)	198	150
Other comprehensive income/(loss) not recycled to profit or loss	770	(954)	(541)

Other comprehensive loss for the year	(2,218)	(395)	(561)

Total comprehensive income for the year	5,008	2,066	2,793

Attributable to:
Equity holders of the parent	4,961	1,988	2,713
Non-controlling interests	47	78	80
Total comprehensive income for the year	5,008	2,066	2,793
Note
a    Includes £26m loss (2020: £17m gain; 2019: £15m loss) on recycling of currency translation differences to net profit.

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	216

Consolidated financial statements
Consolidated balance sheet

		2021	2020
As at December 31	Notes	£m	£m
Assets
Cash and balances at central banks		238,574	191,127
Cash collateral and settlement balances		92,542	101,367
Loans and advances at amortised cost	19	361,451	342,632
Reverse repurchase agreements and other similar secured lending		3,227	9,031
Trading portfolio assets	12	147,035	127,950
Financial assets at fair value through the income statement	13	191,972	175,151
Derivative financial instruments	14	262,572	302,446
Financial assets at fair value through other comprehensive income	15	61,753	78,688
Investments in associates and joint ventures	36	999	781
Goodwill and intangible assets	22	8,061	7,948
Property, plant and equipment	20	3,555	4,036
Current tax assets		261	477
Deferred tax assets	9	4,619	3,444
Retirement benefit assets	33	3,879	1,814
Other assets		3,785	2,622
Total assets		1,384,285	1,349,514
Liabilities
Deposits at amortised cost	19	519,433	481,036
Cash collateral and settlement balances		79,371	85,423
Repurchase agreements and other similar secured borrowing		28,352	14,174
Debt securities in issue		98,867	75,796
Subordinated liabilities	27	12,759	16,341
Trading portfolio liabilities	12	54,169	47,405
Financial liabilities designated at fair value	16	250,960	249,765
Derivative financial instruments	14	256,883	300,775
Current tax liabilities		739	645
Deferred tax liabilities	9	37	15
Retirement benefit liabilities	33	311	291
Other liabilities	23	10,505	8,662
Provisions	24	1,688	2,304
Total liabilities		1,314,074	1,282,632
Equity
Called up share capital and share premium	28	4,536	4,637
Other equity instruments	28	12,259	11,172
Other reserves	29	1,770	4,461
Retained earnings		50,657	45,527
Total equity excluding non-controlling interests		69,222	65,797
Non-controlling interests	30	989	1,085
Total equity		70,211	66,882
Total liabilities and equity		1,384,285	1,349,514

The Board of Directors approved the financial statements on pages 215 to 309 on 22 February 2022.

Nigel Higgins
Group Chairman

C.S. Venkatakrishnan
Group Chief Executive

Tushar Morzaria
Group Finance Director

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	217

Consolidated financial statements
Consolidated statement
of changes in equity

	Called up share capital and share premium[a]	Other equity instruments[a]	Other reserves[b]	Retained earnings	Total equity excluding non-controlling interests	Non-controlling interests	Total equity
	£m	£m	£m	£m	£m	£m	£m
Balance as at 1 January 2021	4,637	11,172	4,461	45,527	65,797	1,085	66,882
Profit after tax	—	804	—	6,375	7,179	47	7,226
Currency translation movements	—	—	(131)	—	(131)	—	(131)
Fair value through other comprehensive income reserve	—	—	(288)	—	(288)	—	(288)
Cash flow hedges	—	—	(2,428)	—	(2,428)	—	(2,428)
Retirement benefit remeasurements	—	—	—	643	643	—	643
Own credit reserve	—	—	(14)	—	(14)	—	(14)
Total comprehensive income for the year	—	804	(2,861)	7,018	4,961	47	5,008
Employee share schemes and hedging thereof	60	—	—	235	295	—	295
Issue and redemption of other equity instruments	—	1,078	—	6	1,084	(75)	1,009
Other equity instruments coupons paid	—	(804)	—	—	(804)	—	(804)
Increase in treasury shares	—	—	(240)	—	(240)	—	(240)
Vesting of shares under employee share schemes	—	—	241	(410)	(169)	—	(169)
Dividends paid	—	—	—	(512)	(512)	(44)	(556)
Repurchase of shares	(161)	—	161	(1,200)	(1,200)	—	(1,200)
Other reserve movements	—	9	8	(7)	10	(24)	(14)
Balance as at 31 December 2021	4,536	12,259	1,770	50,657	69,222	989	70,211

Balance as at 1 January 2020	4,594	10,871	4,760	44,204	64,429	1,231	65,660
Profit after tax	—	857	—	1,526	2,383	78	2,461
Currency translation movements	—	—	(473)	—	(473)	—	(473)
Fair value through other comprehensive income reserve	—	—	192	—	192	—	192
Cash flow hedges	—	—	573	—	573	—	573
Retirement benefit remeasurements	—	—	—	(111)	(111)	—	(111)
Own credit reserve	—	—	(581)	—	(581)	—	(581)
Other	—	—	—	5	5	—	5
Total comprehensive income for the year	—	857	(289)	1,420	1,988	78	2,066
Employee share schemes and hedging thereof	43	—	—	303	346	—	346
Issue and exchange of other equity instruments	—	311	—	(55)	256	(158)	98
Other equity instruments coupons paid	—	(857)	—	—	(857)	—	(857)
Increase in treasury shares	—	—	(207)	—	(207)	—	(207)
Vesting of shares under employee share schemes	—	—	197	(347)	(150)	—	(150)
Dividends paid	—	—	—	—	—	(79)	(79)
Other reserve movements	—	(10)	—	2	(8)	13	5
Balance as at 31 December 2020	4,637	11,172	4,461	45,527	65,797	1,085	66,882
Notes
a    For further details refer to Note 28.
b    For further details refer to Note 29.

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	218

Consolidated financial statements

	Called up share capital and share premium[a]	Other equity instruments[a]	Other reserves[b]	Retained earnings	Total equity excluding non-controlling interests	Non-controlling interests	Total equity
	£m	£m	£m	£m	£m	£m	£m
Balance as at 1 January 2019	4,311	9,632	5,153	43,460	62,556	1,223	63,779
Profit after tax	—	813	—	2,461	3,274	80	3,354
Currency translation movements	—	—	(544)	—	(544)	—	(544)
Fair value through other comprehensive income reserve	—	—	71	—	71	—	71
Cash flow hedges	—	—	342	—	342	—	342
Retirement benefit remeasurements	—	—	—	(194)	(194)	—	(194)
Own credit reserve	—	—	(252)	—	(252)	—	(252)
Other	—	—	—	16	16	—	16
Total comprehensive income for the year	—	813	(383)	2,283	2,713	80	2,793
Issue of new ordinary shares	182	0	—	0	182	—	182
Employee share schemes and hedges thereof	101	0	—	478	579	—	579
Issue and exchange of other equity instruments	—	1,238	—	(406)	832	—	832
Other equity instruments coupons paid	—	(813)	—	—	(813)	—	(813)
Increase in treasury shares	—	—	(224)	—	(224)	—	(224)
Vesting of shares under employee share schemes	—	—	214	(404)	(190)	—	(190)
Dividends paid	—	—	—	(1,201)	(1,201)	(80)	(1,281)
Other reserve movements	—	1	—	(6)	(5)	8	3
Balance as at 31 December 2019	4,594	10,871	4,760	44,204	64,429	1,231	65,660
Notes
aFor further details refer to Note 28.
bFor further details refer to Note 29.

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	219

Consolidated financial statements
Consolidated cash flow statement

		2021	2020	2019
For the year ended 31 December	Notes	£m	£m	£m
Reconciliation of profit before tax to net cash flows from operating activities:
Profit before tax		8,414	3,065	4,357
Adjustment for non-cash items:
Credit impairment (releases)/charges		(653)	4,838	1,912
Depreciation, amortisation and impairment of property, plant, equipment and intangibles		2,076	1,734	1,520
Other provisions, including pensions		248	1,365	2,336
Net loss on disposal of investments and property, plant and equipment		39	47	7
Other non-cash movements including exchange rate movements		3,093	(2,977)	(280)
Changes in operating assets and liabilities
Net decrease/(increase) in cash collateral and settlement balances		4,101	4,321	(6,436)
Net increase in loans and advances at amortised cost		(10,728)	(4,365)	(2,255)
Net decrease/(increase) in reverse repurchase agreements and other similar secured lending		5,804	(5,652)	(1,071)
Net increase in deposits at amortised cost		38,397	65,249	20,949
Net increase/(decrease) in debt securities in issue		18,131	(6,309)	(9,911)
Net increase/(decrease) in repurchase agreements and other similar secured borrowing		14,178	(343)	(4,061)
Net (increase)/decrease in derivative financial instruments		(4,018)	(1,845)	2,863
Net increase in trading portfolio assets		(19,085)	(13,755)	(10,008)
Net increase/(decrease) in trading portfolio liabilities		6,764	10,489	(966)
Net (increase)/decrease in financial assets and liabilities at fair value through the income statement		(15,626)	3,374	4,054
Net (increase)/decrease in other assets		(2,133)	452	(412)
Net increase/(decrease) in other liabilities		1,252	(1,500)	(2,872)
Corporate income tax paid		(1,335)	(683)	(228)
Net cash from operating activities		48,919	57,505	(502)
Purchase of debt securities at amortised cost		(12,500)	(14,671)	(14,729)
Proceeds from sale or redemption of debt securities at amortised cost		3,757	8,480	3,590
Purchase of financial assets at fair value through other comprehensive income		(75,673)	(91,744)	(92,365)
Proceeds from sale or redemption of financial assets at fair value through other comprehensive income		89,342	80,895	81,202
Purchase of property, plant and equipment and intangibles		(1,720)	(1,324)	(1,793)
Proceeds from sale of property, plant and equipment and intangibles		—	—	46
Disposal of subsidiaries and associates, net of cash disposed		1,057	—	—
Other cash flows associated with investing activities		7	(12)	84
Net cash from investing activities		4,270	(18,376)	(23,965)
Dividends paid and other coupon payments on equity instruments		(1,360)	(936)	(1,912)
Issuance of subordinated liabilities	27	1,890	1,438	1,352
Redemption of subordinated liabilities	27	(4,807)	(3,258)	(3,248)
Issue of shares and other equity instruments		1,118	1,165	3,582
Repurchase of shares and other equity instruments		(1,275)	(1,056)	(2,668)
Issuance of debt securities[a]		8,415	5,736	3,994
Redemption of debt securities[a]		(3,475)	—	—
Net purchase of treasury shares		(399)	(357)	(410)
Net cash from financing activities		107	2,732	690
Effect of exchange rates on cash and cash equivalents		(4,232)	1,668	(3,347)
Net increase/(decrease) in cash and cash equivalents		49,064	43,529	(27,124)
Cash and cash equivalents at beginning of year		210,142	166,613	193,737
Cash and cash equivalents at end of year		259,206	210,142	166,613
Cash and cash equivalents comprise:
Cash and balances at central banks		238,574	191,127	150,258
Loans and advances to banks with original maturity less than three months		6,488	5,955	8,021
Cash collateral balances with central banks with original maturity less than three months		13,532	12,204	7,854
Treasury and other eligible bills with original maturity less than three months		612	856	480
Cash and cash equivalents at end of year		259,206	210,142	166,613
Note
a    Issuance of debt securities and Redemption of debt securities included in financing activities relate to instruments that qualify as eligible liabilities and satisfy regulatory requirements for MREL instruments which came into effect during 2019. Refer to Note 1, paragraph 4(vi), for further details.
Interest received was £17,194m (2020: £18,748m; 2019: £34,061m) and interest paid was £8,063m (2020: £9,577m; 2019: £23,186m). These amounts include interest paid and received arising from trading activities. Dividends received were £20m (2020: £37m; 2019: £76m). The Group is required to maintain balances with central banks and other regulatory authorities. These amounted to £4,750m (2020: £3,392m; 2019: £4,893m) and are included within the Cash and cash equivalents. For the purposes of the cash flow statement, cash comprises cash on hand and demand deposits and cash equivalents comprise highly liquid investments that are convertible into cash with an insignificant risk of changes in value with original maturities of three months or less. Repurchase and reverse repurchase agreements are not considered to be part of cash equivalents.

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	220

Financial statements of Barclays PLC
Parent company accounts

Statement of comprehensive income
		2021	2020	2019
For the year ended 31 December	Notes	£m	£m	£m
Dividends received from subsidiary	42	1,356	763	1,560
Net interest (expense)/income		(161)	(175)	214
Other income	42	659	1,192	1,760
Impairment reversal/(charge) of investment in subsidiary	42	2,573	(2,573)	—
Operating expenses		(160)	(241)	(267)
Profit/(loss) before tax		4,267	(1,034)	3,267
Taxation		76	16	(86)
Profit/(loss) after tax		4,343	(1,018)	3,181
Other comprehensive income		—	—	—
Total comprehensive income/(loss)		4,343	(1,018)	3,181
Profit/(loss) after tax attributable to:
Ordinary equity holders		3,539	(1,875)	2,368
Other equity instrument holders		804	857	813
Profit/(loss) after tax		4,343	(1,018)	3,181
Total comprehensive income/(loss) attributable to:
Ordinary equity holders		3,539	(1,875)	2,368
Other equity instrument holders		804	857	813
Total comprehensive income/(loss)		4,343	(1,018)	3,181
For the year ended 31 December 2021, profit after tax was £4,343m (2020: loss £1,018m) and total comprehensive income was £4,343m (2020: loss £1,018m). The Company has 65 members of staff (2020: 60).

Balance sheet
		2021	2020
As at 31 December	Notes	£m	£m
Assets
Investment in subsidiaries	42	62,528	58,886
Loans and advances to subsidiaries	42	22,072	24,710
Financial assets at fair value through the income statement	42	25,091	17,521
Derivative financial instruments		4	7
Other assets		68	65
Total assets		109,763	101,189
Liabilities
Deposits at amortised cost		488	482
Debt securities in issue	42	25,658	28,428
Subordinated liabilities	42	9,301	7,724
Financial liabilities designated at fair value	42	16,319	9,507
Derivative financial instruments		43	—
Other liabilities		117	176
Total liabilities		51,926	46,317
Equity
Called up share capital	28	4,188	4,340
Share premium account	28	348	297
Other equity instruments	28	12,241	11,169
Other reserves		555	394
Retained earnings		40,505	38,672
Total equity		57,837	54,872
Total liabilities and equity		109,763	101,189
The financial statements on pages 221 to 223 and the accompanying note on page 308 to 309 were approved by the Board of Directors on 22 February 2022 and signed on its behalf by:
Nigel Higgins
Group Chairman
C.S.Venkatakrishnan
Group Chief Executive
Tushar Morzaria
Group Finance Director

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	221

Financial statements of Barclays PLC

Statement of changes in equity
		Called up share capital and share premium	Other equity instruments	Other reserves	Retained earnings	Total equity
	Notes	£m	£m	£m	£m	£m
Balance as at 1 January 2021		4,637	11,169	394	38,672	54,872
Profit after tax and other comprehensive income		—	804	—	3,539	4,343
Issue of shares under employee share schemes		60	—	—	29	89
Issue and exchange of other equity instruments		—	1,072	—	—	1,072
Vesting of shares under employee share schemes		—	—	—	(18)	(18)
Dividends paid	11	—	—	—	(512)	(512)
Other equity instruments coupons paid		—	(804)	—	—	(804)
Repurchase of shares		(161)	—	161	(1,200)	(1,200)
Other reserve movements		—	—	—	(5)	(5)
Balance as at 31 December 2021		4,536	12,241	555	40,505	57,837
Balance as at 1 January 2020		4,594	10,865	394	40,614	56,467
Profit/(loss) after tax and other comprehensive income		—	857	—	(1,875)	(1,018)
Issue of new ordinary shares		—	—	—	—	—
Issue of shares under employee share schemes		43	—	—	20	63
Issue and exchange of other equity instruments		—	304	—	(73)	231
Vesting of shares under employee share schemes		—	—	—	(14)	(14)
Dividends paid	11	—	—	—	—	—
Other equity instruments coupons paid		—	(857)	—	—	(857)
Balance as at 31 December 2020		4,637	11,169	394	38,672	54,872

Statement of changes in equity
		Called up share capital and share premium	Other equity instruments	Other reserves	Retained earnings	Total equity
	Notes	£m	£m	£m	£m	£m
Balance as at 1 January 2019		4,311	9,633	394	39,842	54,180
Profit after tax and other comprehensive income		—	813	—	2,368	3,181
Issue of new ordinary shares		182	—	—	—	182
Issue of shares under employee share schemes		101	—	—	20	121
Issue and exchange of other equity instruments		—	1,232	—	(396)	836
Vesting of shares under employee share schemes		—	—	—	(19)	(19)
Dividends paid	11	—	—	—	(1,201)	(1,201)
Other equity instruments coupons paid		—	(813)	—	—	(813)
Balance as at 31 December 2019		4,594	10,865	394	40,614	56,467

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	222

Cash flow statement
	2021	2020[b]	2019[b]
For the year ended 31 December	£m	£m	£m
Reconciliation of profit before tax to net cash flows from operating activities:
Profit/(loss) before tax	4,267	(1,034)	3,267
Adjustment for non-cash items:
Impairment (reversal)/charge of investment in subsidiary	(2,573)	2,573
Other non-cash items	383	528	(582)
Changes in operating assets and liabilities	17	—	87
Net cash generated from operating activities	2,094	2,067	2,772
Net increase in loans and advances to subsidiaries of the Parent[a,b]	(6,118)	(4,732)	(4,464)
Capital contribution to and investment in subsidiary	(1,083)	(393)	(1,187)
Net cash used in investing activities	(7,201)	(5,125)	(5,651)
Issue of shares and other equity instruments	1,114	1,175	3,597
Redemption of other equity instruments	—	(898)	(2,668)
Net increase in debt securities in issue[c]	4,939	3,720	2,588
Proceeds of borrowings and issuance of subordinated debt	1,579	158	1,194
Repurchase of shares	(1,200)	—	—
Dividends paid	(512)	—	(1,019)
Coupons paid on other equity instruments	(804)	(857)	(813)
Net cash generated from financing activities	5,116	3,298	2,879
Net increase in cash and cash equivalents	9	240	—
Cash and cash equivalents at beginning of year	240	—	—
Cash and cash equivalents at end of year	249	240	—

Net cash generated from operating activities includes:
Dividends received	1,356	763	1,560
Net interest (paid)/received	(161)	(175)	214
Notes
a    Includes financial assets at fair value through the income statement.
b    Following a review of the Barclays parent company cash flow statement, in order to make the cash flow statement more relevant, cash movements resulting from loans and advances to subsidiaries are now presented within investing activities, whereas previously they were presented in financing activities. Comparatives have been restated. The effect of this change was to increase the net cash outflow due to investing activities increased by £4,732m in 2020 and £4,464m in 2019, with the net cash inflow relating to financing activities increasing by the same amount .
c    Includes financial liabilities designated at fair value.
The Parent company’s principal activity is to hold the investment in its wholly-owned subsidiaries, Barclays Bank PLC, Barclays Bank UK PLC, Barclays Execution Services Limited and Barclays Principal Investments Limited. Dividends received are treated as operating income.

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	223

Notes to the financial statements
For the year ended 31 December 2021
This section describes the Group’s significant policies and critical accounting estimates that relate to the financial statements and notes as a whole. If an accounting policy or a critical accounting estimate relates to a particular note, the accounting policy and/or critical accounting estimate is contained with the relevant note.
1 Significant accounting policies
1. Reporting entity
Barclays PLC is a public company limited by shares registered in England under company number 48839, having its registered office at 1 Churchill Place, London, E14 5HP.
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
2. Compliance with International Financial Reporting Standards
The consolidated financial statements of the Group, and the separate financial statements of Barclays PLC, have been prepared in accordance with UK-adopted international accounting standards.
The consolidated financial statements of the Group, and the separate financial statements of Barclays PLC, have also been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), including interpretations issued by the IFRS Interpretations Committee, as there are no applicable differences from IFRS as issued by the IASB for the periods presented.
The principal accounting policies applied in the preparation of the consolidated and separate financial statements are set out below, and in the relevant notes to the financial statements. These policies have been consistently applied, with the exception of the Interest Rate Benchmark Reform Phase 2 amendments (amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16) which were applied from 1 January 2020.
3. Basis of preparation
The consolidated and separate financial statements have been prepared under the historical cost convention modified to include the fair valuation of investment property, and particular financial instruments, to the extent required or permitted under IFRS as set out in the relevant accounting policies. These financial statements are stated in millions of pounds Sterling (£m), the functional currency of Barclays PLC.
The financial statements have been prepared for Barclays PLC and its subsidiaries (the Group) under Section 399 of the Companies Act 2006 as applicable to companies using IFRS. The financial statements are prepared on a going concern basis, as the Board is satisfied that the Group and the parent company have the resources to continue in business for a period of at least 12 months from approval of the financial statements.
In making this assessment, the Board has considered a wide range of information relating to present and future conditions and includes a review of a working capital report (WCR). The WCR is used by the Board to assess the future performance of the Group and that it has the resources in place that are required to meet its ongoing regulatory requirements. The assessment is based upon business plans which contain future projections of profitability taken from the Group’s medium-term plan as well as projections of regulatory capital requirements and business funding needs. The WCR also includes an assessment of the impact of internally generated stress testing scenarios on the liquidity and capital requirement forecasts. The stress tests used were based upon an assessment of reasonably possible downside economic scenarios that the Group could experience.
The WCR showed that the Group had sufficient capital and liquidity in place to support its future business requirements and remained above its regulatory minimum requirements in the stress scenarios. Accordingly, the Directors concluded that there was a reasonable expectation that the Group and parent company has adequate resources to continue as a Going Concern for a period of at least 12 months from the date of approval of the financial statements.
4. Accounting policies
The Group prepares financial statements in accordance with IFRS. The Group’s significant accounting policies relating to specific financial statement items, together with a description of the accounting estimates and judgements that were critical to preparing those items, are set out under the relevant notes. Accounting policies that affect the financial statements as a whole are set out below.
(i) Consolidation
The Group applies IFRS 10 Consolidated financial statements.
The consolidated financial statements combine the financial statements of Barclays PLC and all its subsidiaries. Subsidiaries are entities over which Barclays PLC has control. The Group has control over another entity when the Group has all of the following:
1)power over the relevant activities of the investee, for example through voting or other rights
2)exposure to, or rights to, variable returns from its involvement with the investee, and
3)the ability to affect those returns through its power over the investee.
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

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	224

Notes to the financial statements
For the year ended 31 December 2021 continued
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
Prior to consolidation (or equity accounting) the assets and liabilities of non-Sterling operations are translated at the period end exchange rate and items of income, expense and other comprehensive income are translated into Sterling at the rate on the date of the transactions. Exchange differences arising on the translation of foreign operations are included in currency translation reserves within equity. These are transferred to the income statement when the Group disposes of the entire interest in a foreign operation, when partial disposal results in the loss of control of an interest in a subsidiary, when an investment previously accounted for using the equity method is accounted for as a financial asset, or on the disposal of a foreign operation within a branch.
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
Classification and measurement
Financial assets are classified on the basis of two criteria:
i)the business model within which financial assets are managed, and
ii)their contractual cash flow characteristics (whether the cash flows represent ‘solely payments of principal and interest’ (SPPI)).
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
Derecognition
The Group derecognises a financial asset, or a portion of a financial asset, from its balance sheet where (i) the contractual rights to cash flows from the asset have expired, or (ii) the contractual rights to cash flows from the asset have been transferred (usually by sale) and with them either (a) substantially all the risks and rewards of the asset have been transferred, or (b) where neither substantially all the risks and reward have been transferred or retained, where control over the asset has been lost.
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

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	225

Notes to the financial statements
For the year ended 31 December 2021 continued
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
(v) Changes in the basis for determining contractual cash flows resulting from interest rate benchmark reform
A change in the basis of determining the contractual cash flows of a financial instrument that is required by interest rate benchmark reform is accounted for by updating the effective interest rate, without the recognition of an immediate gain or loss. This practical expedient is only applied where (1) the change to the contractual cash flows is necessary as a direct consequence of the reform and (2) the new basis for determining the contractual cash flows is economically equivalent to the previous basis. For changes made in addition to those required by the interest rate benchmark reform, the practical expedient is applied first, after which the normal IFRS 9 requirements for modifications of financial instruments is applied.
Refer to Note 14 for further details regarding hedge accounting policies in respect of interest rate benchmark reform.
Refer to Note 41 for further disclosure related to interest rate benchmark reform.
(vi) Cash flow statement
Cash comprises cash on hand and balances at central banks. Cash equivalents comprise loans and advances to banks, cash collateral balances with central banks related to payment schemes and treasury and other eligible bills, all with original maturities of three months or less. Repurchase and reverse repurchase agreements are not considered to be part of cash equivalents.
Investments in debt securities at amortised cost, presented within loans and advances on the balance sheet, are deemed to be investing activities for the purposes of the cash flow statement, except those instruments considered to be cash equivalents.
Debt securities issued and redeemed are considered to be operating activities, except qualifying eligible liabilities that satisfy regulatory requirements for MREL instruments (or have previously satisfied these requirements since 2019 when they came into effect), which are considered to be financing activities.
5. New and amended standards and interpretations
The accounting policies adopted have been consistently applied, with the exception of the Interest Rate Benchmark Reform Phase 2 amendments (amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16) which were applied from 1 January 2020.
Future accounting developments
The following accounting standards have been issued by the IASB but are not yet effective:

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	226

Notes to the financial statements
For the year ended 31 December 2021 continued
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
IFRS 17, including the 2020 amendments to IFRS 17, has been endorsed by the EU. Following the UK’s withdrawal from the EU on 31 December 2020, the UK-adopted international accounting standards will be applicable. IFRS 17, including the amendments to IFRS 17, has not yet been endorsed by the UK. The Group does not expect the impact of IFRS 17 to be material.
Disclosure of Accounting Policies - Amendments to IAS 1 and IFRS Practice Statement 2
In February 2021 the IASB issued amendments to IAS 1 that require entities to disclose their material accounting policies rather than their significant accounting policies. The amendments to IFRS Practice Statement 2 provide guidance on the concept of materiality and its application to accounting policy information.
Under the amendments, accounting policy information is material if, when considered together with other information included in an entity’s financial statements, it can reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements.
The amendments are effective for annual periods beginning on or after 1 January 2023, and will be applied from that date.
Definition of Accounting Estimate - Amendments to IAS 8
In February 2021 the IASB issued amendments to IAS 8 that replace the definition of a change in accounting estimates with a definition of accounting estimates.
Under the new definition, accounting estimates are clarified as monetary amounts in financial statements that are subject to measurement uncertainty. Where an entity's accounting policy requires an item to be measured at monetary amounts that cannot be observed directly, it should develop an accounting estimate to achieve this objective.
The amendments are effective for annual periods beginning on or after 1 January 2023, and will be applied from that date.
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
▪Credit impairment charges on page 234
▪Tax on page 238
▪Fair value of financial instruments on page 253
▪Goodwill and intangible assets on page 268
▪Pensions and post-retirement benefits – obligations on page 288
▪Provisions including conduct and legal, competition and regulatory matters on page 272.
7. Other disclosures
To improve transparency and ease of reference, by concentrating related information in one place, certain disclosures required under IFRS have been included within the Risk review section as follows:
▪Credit risk on pages 116 to 117 and 123 to 158
▪Market risk on page 117 to 118 and 159 to 160
▪Treasury and capital risk – liquidity on pages 118 and 163 to 172
▪Treasury and capital risk – capital on pages 118 to 119 and 173 to 179.
These disclosures are covered by the Audit opinion (included on pages 213 to 214) where referenced as audited.

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	227

Notes to the financial statements
For the year ended 31 December 2021 continued
Financial performance and returns
The notes included in this section focus on the results and performance of the Group. Information on the income generated, expenditure incurred, segmental performance, tax, earnings per share and dividends are included here. For further detail on performance, see income statement commentary within Financial review (unaudited).
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
▪Barclays UK consists of our UK Personal Banking, UK Business Banking and Barclaycard Consumer UK businesses. These businesses are carried on by our UK ring-fenced bank (Barclays Bank UK PLC) and certain other entities within the Group.
▪Barclays International consists of our Corporate and Investment Bank and Consumer, Cards and Payments businesses. These businesses are carried on by our non ring-fenced bank (Barclays Bank PLC) and its subsidiaries, and certain other entities within the Group.
The below table also includes Head Office which comprises head office and legacy businesses, as well as the FTE employed by Barclays Execution Services.

Analysis of results by business
	Barclays UK	Barclays International	Head Office	Group results
	£m	£m	£m	£m
For the year ended 31 December 2021
Total income	6,536	15,665	(261)	21,940
Credit impairment releases	365	288	—	653
Net operating income/(expenses)	6,901	15,953	(261)	22,593
Operating costs	(4,357)	(9,076)	(659)	(14,092)
UK bank levy	(36)	(134)	—	(170)
Litigation and conduct	(37)	(125)	(15)	(177)
Total operating expenses	(4,430)	(9,335)	(674)	(14,439)
Other net income[a]	—	40	220	260
Profit/(loss) before tax	2,471	6,658	(715)	8,414
Total assets (£bn)	321.2	1,044.1	19.0	1,384.3
Number of employees (full time equivalent)[b]	7,100	10,400	64,100	81,600
Average number of employees (full time equivalent)				82,900
Notes
a    Other net income represents the share of post-tax results of associates and joint ventures, profit on disposal of subsidiaries, associates and joint ventures, and gains on acquisitions.
b    Barclays UK has transformed its business this year and consolidated all Customer Care employees, who directly serve customers, into Barclays Execution Services, within the Head Office segment, to improve customer service and experience. Costs are recharged, while FTE's are reported within Head Office, as at 31 December 2021 10,700 FTE were impacted by the move from Barclays UK to Head Office, prior years have not been restated.

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	228

Notes to the financial statements
For the year ended 31 December 2021 continued

	Barclays UKb	Barclays International[b]	Head Office	Group results
	£m	£m	£m	£m
For the year ended 31 December 2020
Total income	6,347	15,921	(502)	21,766
Credit impairment charges	(1,467)	(3,280)	(91)	(4,838)
Net operating income/(expenses)	4,880	12,641	(593)	16,928
Operating costs	(4,270)	(8,765)	(399)	(13,434)
UK bank levy	(50)	(240)	(9)	(299)
Litigation and conduct	(32)	(48)	(73)	(153)
Total operating expenses	(4,352)	(9,053)	(481)	(13,886)
Other net income/(expenses)[a]	18	28	(23)	23
Profit/(loss) before tax	546	3,616	(1,097)	3,065
Total assets (£bn)	289.1	1,041.8	18.6	1,349.5
Number of employees (full time equivalent)	21,300	10,800	50,900	83,000
Average number of employees (full time equivalent)				81,800
Notes
a    Other net income/(expenses) represents the share of post-tax results of associates and joint ventures, profit (or loss) on disposal of subsidiaries, associates and joint ventures, and gains on acquisitions.
b    On ### April 2020, assets of £2.2bn relating to the Barclays Partner Finance business were moved from Barclays International to Barclays UK, with net operating income of £19m and loss before tax of £5m subsequently recognised in Barclays UK for the rest of 2020. The 2019 comparative figures have not been restated.

	Barclays UK	Barclays International	Head Office	Group results
	£m	£m	£m	£m
For the year ended 31 December 2019
Total income	7,353	14,675	(396)	21,632
Credit impairment charges	(712)	(1,173)	(27)	(1,912)
Net operating income/(expenses)	6,641	13,502	(423)	19,720
Operating costs	(3,996)	(9,163)	(200)	(13,359)
UK bank levy	(41)	(174)	(11)	(226)
Litigation and conduct	(1,582)	(116)	(151)	(1,849)
Total operating expenses	(5,619)	(9,453)	(362)	(15,434)
Other net income[a]	—	69	2	71
Profit/(loss) before tax	1,022	4,118	(783)	4,357
Total assets (£bn)	257.8	861.4	21.0	1,140.2
Number of employees (full time equivalent)	21,400	11,200	48,200	80,800
Average number of employees (full time equivalent)				82,700
Note
a    Other net income represents the share of post-tax results of associates and joint ventures, profit (or loss) on disposal of subsidiaries, associates and joint ventures, and gains on acquisitions.

Income by geographic region[a]
	2021	2020	2019
For the year ended 31 December	£m	£m	£m
United Kingdom	11,256	11,211	11,809
Europe	2,372	2,059	1,754
Americas	7,199	7,425	7,064
Africa and Middle East	45	36	59
Asia	1,068	1,035	946
Total	21,940	21,766	21,632
.
Income from individual countries which represent more than 5% of total income[a]
	2021	2020	2019
For the year ended 31 December	£m	£m	£m
United Kingdom	11,256	11,211	11,809
United States	7,048	7,318	6,939
Note
a    The geographical analysis is based on the location of the office where the transactions are recorded.

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	229

Notes to the financial statements
For the year ended 31 December 2021 continued
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

	2021	2020	2019
	£m	£m	£m
Cash and balances at central banks	184	275	1,091
Loans and advances at amortised cost	9,540	10,180	12,450
Fair value through other comprehensive income	550	776	1,032
Negative interest on liabilities	248	68	13
Other	718	593	870
Interest and similar income	11,240	11,892	15,456
Deposits at amortised cost	(561)	(1,030)	(2,449)
Debt securities in issue[a]	(1,340)	(1,360)	(1,906)
Subordinated liabilities	(507)	(670)	(1,068)
Negative interest on assets	(374)	(344)	(278)
Other	(385)	(366)	(348)
Interest and similar expense	(3,167)	(3,770)	(6,049)
Net interest income	8,073	8,122	9,407
Note
a    Barclays has amended the presentation of the premium paid for purchased financial guarantees which are embedded in notes it issues directly to the market. From 2020 onwards, the full note coupon is presented as interest expense within net interest income. The financial guarantee element of the coupon had previously been recognised in net investment income. The comparatives of £25m in 2019 have not been restated.

Interest and similar income presented above represents interest revenue calculated using the effective interest method. Costs to originate credit card balances of £652m (2020: £698m; 2019: £697m) have been amortised to interest and similar income during the year. Interest and similar income includes £37m (2020: £40m; 2019: £48m) accrued on impaired loans. Other interest expense includes £64m (2020: £70m; 2019:£76m) relating to IFRS 16 lease interest expenses.

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	230

Notes to the financial statements
For the year ended 31 December 2021 continued
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

	2021
	Barclays UK	Barclays International	Head Office	Total
	£m	£m	£m	£m
Fee type
Transactional	871	2,572	—	3,443
Advisory	172	1,096	1	1,269
Brokerage and execution	228	1,135	—	1,363
Underwriting and syndication	—	3,425	—	3,425
Other	74	182	3	259
Total revenue from contracts with customers	1,345	8,410	4	9,759
Other non-contract fee income	—	121	—	121
Fee and commission income	1,345	8,531	4	9,880
Fee and commission expense	(218)	(1,983)	(5)	(2,206)
Net fee and commission income	1,127	6,548	(1)	7,674

	2020
	Barclays UK	Barclays International	Head Office	Total
	£m	£m	£m	£m
Fee type
Transactional	810	2,353	—	3,163
Advisory	159	693	2	854
Brokerage and execution	212	1,173	—	1,385
Underwriting and syndication	—	2,867	—	2,867
Other	71	173	9	253
Total revenue from contracts with customers	1,252	7,259	11	8,522
Other non-contract fee income	—	119	—	119
Fee and commission income	1,252	7,378	11	8,641
Fee and commission expense	(308)	(1,754)	(8)	(2,070)
Net fee and commission income	944	5,624	3	6,571

	2019
	Barclays UK	Barclays International	Head Office	Total
	£m	£m	£m	£m
Fee type
Transactional	1,074	2,809	—	3,883
Advisory	177	903	—	1,080
Brokerage and execution	208	1,131	—	1,339
Underwriting and syndication	—	2,358	—	2,358
Other	92	242	12	346
Total revenue from contracts with customers	1,551	7,443	12	9,006
Other non-contract fee income	—	116	—	116
Fee and commission income	1,551	7,559	12	9,122
Fee and commission expense	(365)	(1,990)	(7)	(2,362)
Net fee and commission income	1,186	5,569	5	6,760

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	231

Notes to the financial statements
For the year ended 31 December 2021 continued
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
The Group incurs certain card related costs including those related to cardholder reward programmes and payments to co-brand partners. Cardholder reward programmes costs related to customers that settle their outstanding balance each period (transactors) are expensed when incurred and presented in fee and commission expense while costs related to customers that continuously carry an outstanding balance (revolvers) are included in the effective interest rate of the receivable (refer to Note 3). Payments to partners for new cardholder account originations related to transactor accounts are deferred as costs to obtain a contract under IFRS 15, while costs related to revolver accounts are included in the effective interest rate of the receivable (refer to Note 3). Those costs deferred under IFRS 15 are capitalised and amortised over the estimated life of the customer relationship. Payments to co-brand partners based on revenue sharing are presented as a reduction of fee and commission income while payments based on profitability are presented in fee and commission expense.
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
Contract assets and contract liabilities
The Group had no material contract assets or contract liabilities as at 31 December 2021 (2020: £nil; 2019: £nil).
Impairment of fee receivables and contract assets
During 2021, there have been no material impairments recognised in relation to fees receivable and contract assets (2020: £nil; 2019: £nil). Fees in relation to transactional business can be added to outstanding customer balances. These amounts may be subsequently impaired as part of the overall loans and advances balance.
Remaining performance obligations
The Group applies the practical expedient of IFRS 15 and does not disclose information about remaining performance obligations that have original expected durations of one year or less or because the Group has a right to consideration that corresponds directly with the value of the service provided to the client or customer.
Costs incurred in obtaining or fulfilling a contract
The Group expects that incremental costs of obtaining a contract such as success fee and commission fees paid are recoverable and therefore capitalised such contract costs. Capitalised contract costs net of amortisation as at 31 December 2021 is £154m (2020: £141m; 2019: £159m).
Capitalised contract costs are amortised based on the transfer of services to which the asset relates which typically ranges over the expected life of the relationship. In 2021, the amount of amortisation was £36m (2020: £36m; 2019: £30m) and there was no impairment loss recognised in connection with the capitalised contract costs (2020: £nil; 2019: £nil).

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	232

Notes to the financial statements
For the year ended 31 December 2021 continued
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

	2021	2020	2019
	£m	£m	£m
Net gains on financial instruments held for trading	3,992	5,342	2,941
Net gains on financial instruments designated at fair value	692	700	256
Net gains on financial instruments mandatorily at fair value	1,110	987	1,038
Net trading income	5,794	7,029	4,235

6 Net investment income
Accounting for net investment income
Dividends are recognised when the right to receive the dividend has been established. Other accounting policies relating to net investment income are set out in Note 13 and Note 15.

	2021	2020	2019
	£m	£m	£m
Net gains/(losses) from financial instruments mandatorily at fair value	73	(50)	510
Net gains from disposal of debt instruments at fair value through other comprehensive income	305	295	502
Net gains/(losses) from disposal of financial assets and liabilities measured at amortised cost[a]	114	(61)	257
Dividend income	20	37	76
Net (losses)/gains on other investments[b]	(201)	(208)	(214)
Net investment income	311	13	1,131
Notes
a    Included within the 2021 balance are gains of £83m relating to the sale of loans and advances at amortised cost. Included within the 2020 balance are losses of £115m relating to partial redemption of contingent capital notes.
b    Barclays has amended the presentation of the premium paid for purchased financial guarantees which are embedded in notes it issues directly to the market. From 2020 onwards, the full note coupon is presented as interest expense within net interest income. The financial guarantee element of the coupon had previously been recognised in net investment income. The comparative of £25m in 2019 has not been restated.

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	233

Notes to the financial statements
For the year ended 31 December 2021 continued
7 Credit impairment charge/(release)
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
For existing/historical exposures where origination point scores or data are no longer available or do not represent a comparable estimate of lifetime PD, a proxy origination score is defined, based upon:
•back-population of the approved lifetime PD score either to origination date or, where this is not feasible, as far back as possible (subject to a data start point no later than 1 January 2015); or
•use of available historical account performance data and other customer information, to derive a comparable ‘proxy’ estimation of origination PD.
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

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	234

Notes to the financial statements
For the year ended 31 December 2021 continued
Exposures are only removed from Stage 3 and re-assigned to Stage 2 once the original default trigger event no longer applies. Exposures being removed from Stage 3 must no longer qualify as credit impaired, and:
a)the obligor will also have demonstrated consistently good payment behaviour over a 12-month period, by making all consecutive contractual payments due and, for forborne exposures, the relevant EBA defined probationary period has also been successfully completed or;
b)(for non-forborne exposures) the performance conditions are defined and approved within an appropriately sanctioned restructure plan, including 12 months’ payment history have been met.
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

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	235

Notes to the financial statements
For the year ended 31 December 2021 continued
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
Expected life
Lifetime ECLs must be measured over the expected life. This is restricted to the maximum contractual life and takes into account expected prepayment, extension, call and similar options. The exceptions are certain revolving financial instruments, such as credit cards and bank overdrafts, that include both a drawn and an undrawn component where the entity’s contractual ability to demand repayment and cancel the undrawn commitment does not limit the entity’s exposure to credit losses to the contractual notice period. For revolving facilities, expected life is analytically derived to reflect the behavioural life of the asset, i.e. the full period over which the business expects to be exposed to credit risk. Behavioural life is typically based upon historical analysis of the average time to default, closure or withdrawal of facility. Where data is insufficient or analysis inconclusive, an additional ‘maturity factor’ may be incorporated to reflect the full estimated life of the exposures, based upon experienced judgement and/or peer analysis. Potential future modifications of contracts are not taken into account when determining the expected life or EAD until they occur.
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
Modelling techniques
The regulatory Basel Committee of Banking Supervisors (BCBS) ECL calculations are leveraged for IFRS 9 modelling but adjusted for key differences which include:
▪BCBS requires 12 month through the economic cycle losses whereas IFRS 9 requires 12 months or lifetime point in time losses based on conditions at the reporting date and multiple forecasts of the future economic conditions over the expected lives;
▪IFRS 9 models do not include certain conservative BCBS model floors and downturn assessments and require discounting to the reporting date at the original EIR rather than using the cost of capital to the date of default;
▪Management adjustments are made to modelled output to account for situations where known or expected risk factors and information have not been considered in the modelling process, for example forecast economic scenarios for uncertain political events; and
▪ECL is measured at the individual financial instrument level, however a collective approach where financial instruments with similar risk characteristics are grouped together, with apportionment to individual financial instruments, is used where effects can only be seen at a collective level, for example for forward-looking information.
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
No financial instrument in forbearance can transfer back to Stage 1 until all of the Stage 2thresholds are no longer met and can only move out of Stage 3 when no longer credit impaired.

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	236

Notes to the financial statements
For the year ended 31 December 2021 continued
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
Within the retail and small businesses portfolios, which comprise large numbers of small homogenous assets with similar risk characteristics where credit scoring techniques are generally used, the impairment allowance is calculated using forward looking modelled parameters which are typically run at account level. There are many models in use, each tailored to a product, line of business or customer category. Judgement and knowledge is needed in selecting the statistical methods to use when the models are developed or revised. Management adjustments to impairment models, which contain an element of subjectivity, are applied in order to factor in certain conditions or changes in policy that are not fully incorporated into the impairment models, or to reflect additional facts and circumstances at the period end. Management adjustments are reviewed and incorporated into future model development where appropriate. The impairment release reflected in the income statement for retail portfolios is £289m (2020: £3,116m charge; 2019: £1,696m charge) of the total impairment release on loans and advances and off balance sheet loan commitments and financial guarantee contracts.
For individually significant assets in Stage 3, impairment allowances are calculated on an individual basis and all relevant considerations that have a bearing on the expected future cash flows across a range of economic scenarios are taken into account. These considerations can be particularly subjective and can include the business prospects for the customer, the realisable value of collateral, the Group’s position relative to other claimants, the reliability of customer information and the likely cost and duration of the work-out process. The level of the impairment allowance is the difference between the value of the discounted expected future cash flows (discounted at the loan’s original effective interest rate), and its carrying amount. Furthermore, judgements change with time as new information becomes available or as work-out strategies evolve, resulting in frequent revisions to the impairment allowance as individual decisions are taken. Changes in these estimates would result in a change in the allowances and have a direct impact on the impairment charge. The impairment release reflected in the financial statements in relation to wholesale portfolios is £346m (2020: £1,569m charge; 2019: £208m release) of the total impairment release on loans and advances and off balance sheet loan commitments and financial guarantee contracts.
Further information on impairment allowances, impairment charges, management adjustments to models for impairment, measurement uncertainty, sensitivity analysis and related credit information is set out within the Credit risk performance section.
Temporary adjustments to calculated IFRS9 impairment allowances may be applied in limited circumstances to account for situations where known or expected risk factors or information have not been considered in the ECL assessment or modelling process. For further information please see page 135 in the credit risk performance section.

	2021			2020			2019
	Impairment charges	Recoveries and reimburse-ments[a]	Total	Impairment charges	Recoveries and reimburse-ments[a]	Total	Impairment charges	Recoveries and reimburse-ments[a]	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Loans and advances	(361)	240	(121)	4,308	(399)	3,909	1,957	(124)	1,833
Provision for undrawn contractually committed facilities and guarantees provided	(514)	—	(514)	776	—	776	71	—	71
Loans impairment	(875)	240	(635)	5,084	(399)	4,685	2,028	(124)	1,904
Cash collateral and settlement balances	(4)	—	(4)	2	—	2	1	—	1
Financial assets at fair value through other comprehensive income	(8)	—	(8)	2	—	2	1	—	1
Other financial assets measured at cost	(6)	—	(6)	149	—	149	6	—	6
Credit impairment (releases)/charges	(893)	240	(653)	5,237	(399)	4,838	2,036	(124)	1,912
Note
a    Recoveries and reimbursements includes a net reduction in amounts recoverable from financial guarantee contracts held with third parties of £306m (2020 gain: £364m) and cash recoveries of previously written off amounts of £66m (2020: £35m) .

Write-offs that can be subjected to enforcement activity
The contractual amount outstanding on financial assets that were written off during the year and that can still be subjected to enforcement activity is £1,190m (2020: £1,246m). This is lower than the write-offs presented in the movement in gross exposures and impairment allowance table due to assets sold during the year post write-offs and post write-off recoveries.
Modification of financial assets
Financial assets with a loss allowance measured at an amount equal to lifetime ECL of £3,446m (2020: £4,275m) were subject to non-substantial modification during the year, with a resulting loss of £11m (2020: £34m). The gross carrying amount of financial assets subject to non-substantial modification for which the loss allowance has changed to a 12 month ECL during the year amounts to £419m (2020: £1,194m).

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	237

Notes to the financial statements
For the year ended 31 December 2021 continued
8 Operating expenses

	2021	2020	2019
	£m	£m	£m
Infrastructure costs
Property and equipment	1,506	1,556	1,409
Depreciation and amortisation	1,673	1,539	1,487
Lease payments	32	34	41
Impairment of property, equipment and intangible assets	403	194	33
Total infrastructure costs	3,614	3,323	2,970
Administration and general expenses
Consultancy, legal and professional fees	610	567	590
Marketing and advertising	399	330	425
UK bank levy	170	299	226
Other administration and general expenses	958	1,117	1,059
Total administration and general expenses	2,137	2,313	2,300
Staff costs	8,511	8,097	8,315
Provisions for litigation and conduct	177	153	1,849
Operating expenses[a]	14,439	13,886	15,434
Note
a    Operating expenses includes £648m relating to structural cost actions of which £266m pertains to impairment of property taken as part of real estate review.

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
Deferred tax assets are recognised to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilised. Deferred tax liabilities are recognised for all taxable temporary differences except from the initial recognition of goodwill. Deferred tax is not recognised where the temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss. Deferred tax is determined using tax rates and legislation enacted or substantively enacted by the balance sheet date which are expected to apply when the deferred tax asset is realised or the deferred tax liability is settled. Deferred tax assets and liabilities are only offset when there is both a legal right to set-off and an intention to settle on a net basis.
The Group considers an uncertain tax position to exist when it considers that ultimately, in the future, the amount of profit subject to tax may be greater than the amount initially reflected in the Group’s tax returns. The Group accounts for provisions in respect of uncertain tax positions in two different ways.
A current tax provision is recognised when it is considered probable that the outcome of a review by a tax authority of an uncertain tax position will alter the amount of cash tax due to, or from, a tax authority in the future. From recognition, the current tax provision is then measured at the amount the Group ultimately expects to pay the tax authority to resolve the position. The accrual of interest and penalty amounts in respect of uncertain income tax positions is recognised as an expense within profit before tax.
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

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	238

Notes to the financial statements
For the year ended 31 December 2021 continued
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

	2021	2020	2019
	£m	£m	£m
Current tax charge/(credit)
Current year	1,467	1,255	1,037
Adjustments in respect of prior years	317	31	(45)
	1,784	1,286	992
Deferred tax (credit)/charge
Current year	(352)	(830)	86
Adjustments in respect of prior years	(244)	148	(75)
	(596)	(682)	11
Tax charge	1,188	604	1,003
The table below shows the reconciliation between the actual tax charge and the tax charge that would result from applying the standard UK corporation tax rate to the Group’s profit before tax.

	2021	2021	2020	2020	2019	2019
	£m	%	£m	%	£m	%
Profit before tax	8,414		3,065		4,357
Tax charge based on the standard UK corporation tax rate of 19% (2020: 19%; 2019: 19% )	1,599	19.0%	582	19.0%	828	19.0%
Impact of profits/losses earned in territories with different statutory rates to the UK (weighted average tax rate is 22.4% (2020: 25.1%; 2019: 24.2% ))	285	3.4%	188	6.1%	227	5.2%

Recurring items:
Non-creditable taxes including withholding taxes	134	1.6%	109	3.5%	150	3.4%
Banking surcharge and other items	83	1.0%	6	0.2%	57	1.3%
Non-deductible expenses	80	1.0%	48	1.6%	45	1.0%
Adjustments in respect of prior years	73	0.9%	179	5.8%	(120)	(2.7%)
Impact of UK bank levy being non-deductible	32	0.4%	57	1.9%	43	1.0%
Impact of Barclays Bank PLC's overseas branches being taxed both locally and in the UK	25	0.3%	25	0.8%	15	0.3%
Tax adjustments in respect of share-based payments	(5)	(0.1%)	26	0.8%	(6)	(0.1%)
Changes in recognition of deferred tax and effect of unrecognised tax losses	(140)	(1.7%)	(123)	(4.0%)	(82)	(1.9%)
Tax relief on payments made under AT1 instruments	(149)	(1.8%)	(165)	(5.4%)	(157)	(3.6%)
Non-taxable gains and income	(367)	(4.4%)	(208)	(6.8%)	(260)	(6.0%)

Non-recurring items:
Remeasurement of UK deferred tax assets due to tax rate changes	(462)	(5.5%)	(118)	(3.8%)	—	—
Non-deductible provisions for UK customer redress	—	—	(7)	(0.2%)	263	6.1%
Non-deductible provisions for investigations and litigation	—	—	5	0.2%	—	—
Total tax charge	1,188	14.1%	604	19.7%	1,003	23.0%

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	239

Notes to the financial statements
For the year ended 31 December 2021 continued
Factors driving the effective tax rate
The effective tax rate of 14.1% is lower than the UK corporation tax rate of 19% primarily due to adjustments for the remeasurement of UK deferred tax assets as a result of the enactment in 2021 of an increase in the UK corporation tax rate to 25% from 1 April 2023, the impact of non-taxable gains and income, tax relief on payments made under AT1 instruments and the use of unrecognised tax losses in the period. These factors, which have each decreased the effective tax rate, are partially offset by profits earned outside the UK being taxed at local statutory tax rates that are higher than the UK tax rate and non-creditable taxes.
The Group’s future tax charge will be sensitive to the geographic mix of profits earned, the tax rates in force and changes to the tax rules in the jurisdictions that the Group operates in. In its Budget held in October 2021, the UK Government announced that the banking surcharge rate will be reduced from 8% to 3% from 1 April 2023. This reduction in the banking surcharge rate was substantively enacted on 2 February 2022 and is a non-adjusting post balance sheet event. If the reduction in the banking surcharge rate had been substantively enacted at the balance sheet date then this would have resulted in the Group’s UK deferred tax assets being remeasured and decreasing with a tax charge in the income statement of £346m and tax credit within other comprehensive income of £87m.
In October 2021, the OECD and G20 Inclusive Framework on Base Erosion and Profit Shifting announced plans to introduce a global minimum tax rate of 15% from 2023. The model rules, which set out the scope of and the mechanism for calculating the global minimum tax, were released by the OECD on 20 December 2021. The Group is reviewing the model rules and awaiting the OECD’s anticipated publication of further guidance, as well as new legislation expected to be released by governments implementing this new tax regime, and will assess the potential impact of new legislation during 2022.
In the USA, a proposed Build Back Better Act has been passed by the House of Representatives but has not been passed by the Senate and at this time it is uncertain whether the Act will progress further. The proposed Act passed by the House of Representatives included proposals to implement material changes to international tax provisions, including amendments to the Base Erosion and Anti-Abuse Tax and the imposition of an alternative minimum tax based on accounting profits. It is unclear at this time whether any of these proposals could have a significant impact on the Group if enacted. The Group will continue to monitor developments and assess the potential impact of any future legislative changes ultimately enacted.
Tax in the consolidated statement of comprehensive income
The tax relating to each component of other comprehensive income can be found in the consolidated statement of comprehensive income which includes within Other a tax credit of £nil (2020: £5m). The total amount recognised in relation to the remeasurement of UK deferred tax through other comprehensive income was a £111m charge (2020: £52m).
Tax included directly in equity
Tax included directly in equity comprises a £58m credit (2020: £18m) relating to share-based payments and deductible costs on issuing other equity instruments.
Deferred tax assets and liabilities
The deferred tax amounts on the balance sheet were as follows:

	2021	2020
	£m	£m
UK Tax Group	2,183	886
US Intermediate Holding Company Tax Group ('IHC Tax Group')	1,004	1,001
US Branch Tax Group	1,002	1,048
Other (outside the UK and US tax groups)	430	509
Deferred tax asset	4,619	3,444
Deferred tax liability	(37)	(15)
Net deferred tax	4,582	3,429
US deferred tax assets in the IHC and US Branch Tax Groups
The deferred tax asset in the IHC Tax Group of £1,004m (2020: £1,001m) includes £1m (2020: £nil) relating to tax losses, with the balance relating to temporary differences. The deferred tax asset in Barclays Bank PLC’s US Branch Tax Group of £1,002m (2020: £1,048m) relates entirely to temporary differences.
In relation to the IHC Tax Group, these temporary differences include £301m (2020: £330m) arising from New York State and City prior net operating loss conversion which can be carried forward and will expire in 2034. Business profit forecasts indicate these amounts will be fully recovered before expiry.
UK Tax Group deferred tax asset
The deferred tax asset in the UK Tax Group of £2,183m (2020: £886m) includes £1,098m (2020: £565m) relating to tax losses, with the balance relating to temporary differences. There is no time limit on utilisation of UK tax losses and business profit forecasts indicate that these losses will be fully recovered.

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	240

Notes to the financial statements
For the year ended 31 December 2021 continued
Other deferred tax assets (outside the UK and US tax groups)
The deferred tax asset of £430m (2020: £509m) in other entities within the Group includes £121m (2020: £170m) relating to tax losses. These deferred tax assets relate to a number of different territories and their recognition is based on profit forecasts or local country law which indicate that it is probable that those deferred tax assets will be fully recovered.
Of the deferred tax asset of £430m (2020: £509m), an amount of £9m (2020: £8m) relates to entities which have suffered a loss in either the current or prior year and for which the utilisation of the deferred tax is dependent on future taxable profits. This has been taken into account in reaching the above conclusion that these deferred tax assets will be fully recovered in the future.
The table below shows movements on deferred tax assets and liabilities during the year. The amounts are different from those disclosed on the balance sheet and in the preceding table as they are presented before offsetting asset and liability balances where there is a legal right to set-off and an intention to settle on a net basis.

	Fixed asset timing differences	Fair value through other comprehensive income	Cash flow hedges	Retirement benefit obligations	Loan impairment allowance	Other provisions	Share-based payments and deferred compensation	Other temporary differences	Tax losses carried forward	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Assets	1,465	—	—	43	666	143	363	1,564	735	4,979
Liabilities	(41)	(38)	(566)	(826)	—	—	—	(79)	—	(1,550)
As at 1 January 2021	1,424	(38)	(566)	(783)	666	143	363	1,485	735	3,429
Income statement	184	(6)	—	5	39	7	12	(130)	485	596
Other comprehensive income and reserves	—	198	1,088	(855)	—	—	36	97	—	564
Other movements	(3)	1	(1)	(1)	(12)	—	3	6	—	(7)
	1,605	155	521	(1,634)	693	150	414	1,458	1,220	4,582
Assets	1,647	155	521	40	693	150	414	1,524	1,220	6,364
Liabilities	(42)	—	—	(1,674)	—	—	—	(66)	—	(1,782)
As at 31 December 2021	1,605	155	521	(1,634)	693	150	414	1,458	1,220	4,582

Assets	1,338	119	—	38	501	128	344	1,458	523	4,449
Liabilities	(31)	(18)	(181)	(640)	—	—	—	(312)	—	(1,182)
As at 1 January 2020	1,307	101	(181)	(602)	501	128	344	1,146	523	3,267
Income statement	129	—	—	6	156	22	20	134	215	682
Other comprehensive income and reserves	—	(137)	(377)	(191)	—	—	5	238	—	(462)
Other movements	(12)	(2)	(8)	4	9	(7)	(6)	(33)	(3)	(58)
	1,424	(38)	(566)	(783)	666	143	363	1,485	735	3,429
Assets	1,465	—	—	43	666	143	363	1,564	735	4,979
Liabilities	(41)	(38)	(566)	(826)	—	—	—	(79)	—	(1,550)
As at 31 December 2020	1,424	(38)	(566)	(783)	666	143	363	1,485	735	3,429
Other movements include the impact of changes in foreign exchange rates as well as deferred tax amounts relating to acquisitions and disposals.
The amount of deferred tax assets expected to be recovered after more than 12 months is £5,886m (2020: £4,544m). The amount of deferred tax liability expected to be settled after more than 12 months is £1,778m (2020: £1,510m). These amounts are before offsetting asset and liability balances where there is a legal right to set-off and an intention to settle on a net basis.
Unrecognised deferred tax
Tax losses and temporary differences
Deferred tax assets have not been recognised in respect of gross deductible temporary differences of £110m (2020: £125m), unused tax credits of £283m (2020: £236m), and gross tax losses of £22,835m (2020: £20,913m). The tax losses include capital losses of £3,981m (2020: £3,947m). Of these tax losses, £63m (2020: £139m) expire within five years, £370m (2020: £236m) expire within six to ten years, £10,529m (2020: £7,271m) expire within 11 to 20 years and £11,873m (2020: £13,267m) can be carried forward indefinitely. Deferred tax assets have not been recognised in respect of these items because it is not probable that future taxable profits and gains will be available against which they can be utilised.
Group investments in subsidiaries, branches and associates
Deferred tax is not recognised in respect of the value of the Group's investments in subsidiaries, branches and associates where the Group is able to control the timing of the reversal of the temporary differences and it is probable that such differences will not reverse in the foreseeable future. The aggregate amount of these temporary differences for which deferred tax liabilities have not been recognised was £0.9bn (2020: £0.8bn).

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	241

Notes to the financial statements
For the year ended 31 December 2021 continued
10 Earnings per share

	2021	2020	2019
	£m	£m	£m
Profit attributable to ordinary equity holders of the parent	6,375	1,526	2,461

	2021	2020	2019
	million	million	million
Basic weighted average number of shares in issue	16,985	17,300	17,200
Number of potential ordinary shares	435	368	282
Diluted weighted average number of shares	17,420	17,668	17,482

	Basic earnings per share			Diluted earnings per share
	2021	2020	2019	2021	2020	2019
	p	p	p	p	p	p
Earnings per ordinary share	37.5	8.8	14.3	36.6	8.6	14.1
The calculation of basic earnings per share is based on the profit attributable to equity holders of the parent and the basic weighted average number of shares excluding treasury shares held in employee benefit trusts or held for trading. When calculating the diluted earnings per share, the weighted average number of shares in issue is adjusted for the effects of all expected dilutive potential ordinary shares held in respect of Barclays PLC, totaling 435m (2020: 368m) shares. The total number of share options outstanding, under schemes considered to be potentially dilutive, was 688m (2020: 719m). These options have strike prices ranging from £0.84 to £1.66.
Of the total number of employee share options and share awards at 31 December 2021, 5m (2020: 69m) were anti-dilutive.
The 315m decrease (2020: 100m increase) in the basic weighted average number of shares is primarily due to the impact of the share buyback programmes completed in the year.
11 Dividends on ordinary shares
The Directors have approved a total dividend in respect of 2021 of 6p per ordinary share of 25p each. The full year dividend for 2021 of 4p per ordinary share will be paid on 5 April 2022 to shareholders on the Share Register on 4 March 2022. On 31 December 2021, there were 16,752m ordinary shares in issue. The financial statements for the year ended 31 December 2021 do not reflect this dividend, which will be accounted for in shareholders’ equity as an appropriation of retained profits in the year ending 31 December 2022.
The Directors have confirmed their intention to initiate a share buyback of up to £1.0bn after the balance sheet date. The share buyback is expected to commence in the first quarter of 2022. The financial statements for the year ended 31 December 2021 do not reflect the impact of the proposed share buyback, which will be accounted for as and when shares are repurchased by the Company.
The 2021 financial statements include the 2021 half year dividend of £339m (2020: nil); a full year dividend declared in relation to 2020 of £173m (2020: nil) and two share buybacks, £700m completed in H1 2021 (2020: nil) and £500m completed in H2 2021 (2020: nil) . Dividends and share buybacks are funded out of distributable reserves.

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	242

Notes to the financial statements
For the year ended 31 December 2021 continued
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

	Trading portfolio assets		Trading portfolio liabilities
	2021	2020	2021	2020
	£m	£m	£m	£m
Debt securities and other eligible bills	50,864	56,482	(34,957)	(30,102)
Equity securities	83,113	62,192	(19,212)	(17,303)
Traded loans	12,525	8,348	—	—
Commodities	533	928	—	—
Trading portfolio assets/(liabilities)	147,035	127,950	(54,169)	(47,405)
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
The details on how the fair value amounts are derived for financial assets at fair value are described in Note 17.

	Designated at fair value		Mandatorily at fair value		Total
	2021	2020	2021	2020	2021	2020
	£m	£m	£m	£m	£m	£m
Loans and advances	5,579	5,600	33,088	25,279	38,667	30,879
Debt securities	319	292	1,986	1,401	2,305	1,693
Equity securities	—	—	5,875	4,620	5,875	4,620
Reverse repurchase agreements and other similar secured lending	—	19	145,014	137,597	145,014	137,616
Other financial assets	—	—	111	343	111	343
Financial assets at fair value through the income statement	5,898	5,911	186,074	169,240	191,972	175,151

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	243

Notes to the financial statements
For the year ended 31 December 2021 continued
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

	Maximum exposure as at 31 December		Changes in fair value during the year ended		Cumulative changes in fair value from inception
	2021	2020	2021	2020	2021	2020
	£m	£m	£m	£m	£m	£m
Loans and advances designated at fair value, attributable to credit risk	5,579	5,600	5	(47)	(19)	(73)
Value mitigated by related credit derivatives	1,617	795	(3)	3	(3)	3
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
The Group applies the ‘Amendments to IFRS 9, IAS 39 and IFRS 7 Interest Rate Benchmark Reform’ issued in September 2019 (the Phase 1 amendments). The amendments provide temporary relief from applying specific hedge accounting requirements to hedging relationships directly affected by IBOR (‘Interbank Offered Rates’) reform. The reliefs have the effect that IBOR reform should not generally cause hedge accounting to terminate. However, any hedge ineffectiveness continues to be recorded in the income statement. Furthermore, the amendments set out triggers for when the reliefs will end, which include the uncertainty arising from interest rate benchmark reform no longer being present.
In summary, the reliefs provided by the Phase 1 amendments are:
▪When considering the ‘highly probable’ requirement, the Group has assumed that the IBOR interest rates upon which our hedged items are based do not change as a result of IBOR Reform.
▪In assessing whether the hedge is expected to be highly effective on a forward-looking basis the Group has assumed that the IBOR interest rates upon which the cash flows of the hedged items and the interest rate swaps that hedge them are based are not altered by IBOR reform.
▪The Group will not discontinue hedge accounting during the period of IBOR-related uncertainty solely because the retrospective effectiveness falls outside the required 80–125% range.
▪The Group has not recycled the cash flow hedge reserve relating to the period after the reforms are expected to take effect.
▪The Group has assessed whether the hedged IBOR risk component is a separately identifiable risk only when it first designates a hedged item in a fair value hedge and not on an ongoing basis.
The Group also applies the ‘Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 Interest Rate Benchmark Reform – Phase 2’ issued in August 2020. The Phase 2 amendments provide relief when changes are made to hedge relationships as a result of the interest rate benchmark reform.

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	244

Notes to the financial statements
For the year ended 31 December 2021 continued
In summary, the reliefs provided by the Phase 2 amendments are:
▪Under a temporary exception, the Group has considered that changes to the hedge designation and hedge documentation due to the interest rate benchmark reform would not constitute the discontinuation of the hedge relationship nor the designation of a new hedging relationship.
▪In respect of the retrospective hedge effectiveness assessment, the Group may elect, on a hedge-by-hedge basis, to reset the cumulative fair value changes to zero when the exception to the retrospective assessment ends (Phase 1 relief). Any hedge ineffectiveness will continue to be measured and recognised in full in profit or loss.
▪The Group has deemed the amounts accumulated in the cash flow hedge reserve to be based on the alternative benchmark rate (on which the hedge future cash flows are determined) when there is a change in basis for determining the contractual cash flows.
▪For hedges of groups of items (such as those forming part of a macro cash flow hedging strategy), the amendments provide relief for items within a designated group of items that are amended for changes directly required by the reform.
▪In respect of whether a risk component of a hedged item is separately identifiable, the amendments provide temporary relief to entities to meet this requirement when an alternative risk free rate (RFR) financial instrument is designated as a risk component. These amendments allow the Group upon designation of the hedge to assume that the separately identifiable requirement is met if the Group reasonably expects the RFR risk will become separately identifiable within the next 24 months. The Group applies this relief to each RFR on a rate-by-rate basis and starts when the Group first designates the RFR as a non-contractually specified risk component.
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

Total derivatives
	2021			2020
	Notional contract amount	Fair value		Notional contract amount	Fair value
		Assets	Liabilities		Assets	Liabilities
	£m	£m	£m	£m	£m	£m
Total derivative assets/(liabilities) held for trading	47,812,774	261,678	(255,747)	43,169,971	301,880	(299,795)
Total derivative assets/(liabilities) held for risk management	219,551	894	(1,136)	189,784	566	(980)
Derivative assets/(liabilities)	48,032,325	262,572	(256,883)	43,359,755	302,446	(300,775)
As part of the industry wide IBOR transition during the year, interest rate swap contracts held with Central Clearing Counterparties (CCPs) have been converted to alternative benchmarks. Operationally, this involved the CCPs splitting each contract into multiple component operational parts in order to preserve accrued IBOR cash flows. Legally, Barclays remains party to only one contract, and as such all notional amounts quoted in this disclosure reflect the legal contract notional. In total, 'operational-only' trade notional amounts of £1,828bn primarily with London Clearing House & Japan Securities Clearing Corporation have been explicitly excluded from these disclosures.
Further information on netting arrangements of derivative financial instruments can be found within Note 18.

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	245

Notes to the financial statements
For the year ended 31 December 2021 continued
The fair values and notional amounts of derivative instruments held for trading and held for risk management are set out in the following table:

Derivatives held for trading and held for risk management
	2021			2020
	Notional contract amount	Fair value		Notional contract amount	Fair value
		Assets	Liabilities		Assets	Liabilities
	£m	£m	£m	£m	£m	£m
Derivatives held for trading
Foreign exchange derivatives
OTC derivatives	5,705,108	75,959	(74,226)	5,461,057	84,401	(84,043)
Derivatives cleared by central counterparty	99,664	171	(208)	78,946	335	(335)
Exchange traded derivatives	20,084	10	(3)	14,034	3	(3)
Foreign exchange derivatives	5,824,856	76,140	(74,437)	5,554,037	84,739	(84,381)
Interest rate derivatives
OTC derivatives	14,216,846	123,819	(113,051)	13,547,990	170,808	(161,157)
Derivatives cleared by central counterparty	19,398,748	1,122	(845)	18,737,415	965	(885)
Exchange traded derivatives	5,200,838	905	(907)	2,971,966	371	(360)
Interest rate derivatives	38,816,432	125,846	(114,803)	35,257,371	172,144	(162,402)
Credit derivatives
OTC derivatives	606,504	4,007	(4,752)	384,900	3,674	(3,909)
Derivatives cleared by central counterparty	665,600	1,675	(1,809)	462,945	931	(1,095)
Credit derivatives	1,272,104	5,682	(6,561)	847,845	4,605	(5,004)
Equity and stock index derivatives
OTC derivatives	278,683	18,822	(24,468)	466,151	18,807	(26,094)
Exchange traded derivatives	1,469,078	32,901	(33,174)	927,114	20,165	(20,521)
Equity and stock index derivatives	1,747,761	51,723	(57,642)	1,393,265	38,972	(46,615)
Commodity derivatives
OTC derivatives	4,670	56	(107)	4,244	89	(110)
Exchange traded derivatives	146,951	2,231	(2,197)	113,209	1,331	(1,283)
Commodity derivatives	151,621	2,287	(2,304)	117,453	1,420	(1,393)
Derivative assets/(liabilities) held for trading	47,812,774	261,678	(255,747)	43,169,971	301,880	(299,795)

Total OTC derivatives	20,811,811	222,663	(216,604)	19,864,342	277,779	(275,313)
Total derivatives cleared by central counterparty	20,164,012	2,968	(2,862)	19,279,306	2,231	(2,315)
Total exchange traded derivatives	6,836,951	36,047	(36,281)	4,026,323	21,870	(22,167)
Derivative assets/(liabilities) held for trading	47,812,774	261,678	(255,747)	43,169,971	301,880	(299,795)

Derivatives held for risk management
Derivatives designated as cash flow hedges
OTC foreign exchange derivatives	7,592	798	—	6,596	351	—
OTC interest rate derivatives	788	—	(3)	2,433	35	—
Interest rate derivatives cleared by central counterparty	105,933	—	—	65,408	—	—
Derivatives designated as cash flow hedges	114,313	798	(3)	74,437	386	—
Derivatives designated as fair value hedges
OTC interest rate derivatives	8,480	59	(1,118)	11,116	155	(980)
Interest rate derivatives cleared by central counterparty	94,335	—	(11)	103,440	—	—
Derivatives designated as fair value hedges	102,815	59	(1,129)	114,556	155	(980)
Derivatives designated as hedges of net investments
OTC foreign exchange derivatives	2,423	37	(4)	791	25	—
Derivatives designated as hedges of net investments	2,423	37	(4)	791	25	—
Derivative assets/(liabilities) held for risk management	219,551	894	(1,136)	189,784	566	(980)

Total OTC derivatives	19,283	894	(1,125)	20,936	566	(980)
Total derivatives cleared by central counterparty	200,268	—	(11)	168,848	—	—
Derivative assets/(liabilities) held for risk management	219,551	894	(1,136)	189,784	566	(980)

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	246

Notes to the financial statements
For the year ended 31 December 2021 continued
Hedge accounting
Hedge accounting is applied predominantly for the following risks:
▪Interest rate risk – arises due to a mismatch between fixed interest rates and floating interest rates. Interest rate risk also includes exposure to inflation risk for certain types of investments.
▪Currency risk – arises due to assets or liabilities being denominated in different currencies than the functional currency of the relevant entity. At a consolidated level, currency risk also arises when the functional currency of subsidiaries are different from the parent.
▪Contractually linked inflation risk – arises from financial instruments within contractually specified inflation risk. The Group does not hedge inflation risk that arises from other activities.
In order to hedge these risks, the Group uses the following hedging instruments:
▪Interest rate derivatives to swap interest rate exposures into either fixed or variable rates.
▪Currency derivatives to swap foreign currency exposures into the entity’s functional currency, and net investment exposure to local currency.
▪Inflation derivatives to swap inflation exposure into either fixed or variable interest rates.
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
In some hedging relationships, the Group designates risk components of hedged items as follows:
▪Benchmark interest rate risk as a component of interest rate risk, such as the LIBOR or Risk Free Rate (RFR) component.
▪Inflation risk as a contractually specified component of a debt instrument.
▪Spot exchange rate risk for foreign currency financial assets or financial liabilities.
▪Components of cash flows of hedged items, for example certain interest payments for part of the life of an instrument.
Using the benchmark interest rate risk results in other risks, such as credit risk and liquidity risk, being excluded from the hedge accounting relationship. Following market-wide interest rate benchmark reform, sensitivity to risk-free rates is considered to be the predominant interest rate risk and therefore the hedged items (which often reference risk-free or similar 'overnight' rates) change in fair value on a proportionate basis with reference to this risk.
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
Sources of ineffectiveness include the following:
▪Mismatches between the contractual terms of the hedged item and hedging instrument, including basis differences.
▪Changes in credit risk of the hedging instruments.
▪If a hedging relationship becomes over-hedged, for example in hedges of net investments if the net asset value designated at the start of the period falls below the amount of the hedging instrument.
▪Cash flow hedges using external swaps with non-zero fair values.
▪The effects of the reforms to IBOR because these might take effect at a different time and have a different impact on hedged items and hedging instruments.
The Group's risk exposure continues, in part, to be affected by interest rate benchmark reform. In most cases, hedged items and hedging instruments are expected to transition to relevant risk-free rates at the end of their current cash flow period. For GBP LIBOR contracts, where uncertainty around the timing and effects of LIBOR reform continues beyond the end of the current cash flow period, financial instruments are generally expected to utilise 'synthetic LIBOR' (as permitted by the FCA on a temporary basis until their contracts are fully remediated). USD LIBOR linked hedge accounting relationships are still exposed to uncertainty regarding the precise timing and effects of benchmark reform. USD LIBOR benchmarks will cease to be published from 30 June 2023, but certain hedged items and hedging instruments continue to contractually reference these benchmarks beyond the cessation date.

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	247

Notes to the financial statements
For the year ended 31 December 2021 continued
The following table summarises the significant hedge accounting exposures impacted by the IBOR reform (see Note 41 for further updates) as at 31 December 2021:

Current benchmark rate	Expected convergence to RFR	Nominal amount of hedged items directly impacted by IBOR reform	Nominal amount of hedging instruments directly impacted by IBOR reform
		£m	£m
GBP London Interbank Offered rate (LIBOR)	Reformed Sterling Overnight Index Average (SONIA)	10,032	200
USD LIBOR	Secured Overnight Financing Rate (SOFR)	25,744	25,288
Singapore Swap Offered Rate (SOR)	Singapore Overnight Rate Average (SORA)	110	110
Total		35,886	25,598

The disparity in outstanding GBP notionals between hedged items and hedging instruments results from a temporary timing mismatch where derivative contracts have been transitioned to SONIA prior to 31 December, whereas hedged items are expected to transition early 2022.

Hedged items in fair value hedges
		Accumulated fair value adjustment included in carrying amount
Hedged item statement of financial position classification and risk category	Carrying amount	Total	Of which: Accumulated fair value adjustment on items no longer in a hedge relationship	Change in fair value used as a basis to determine ineffectiveness	Hedge ineffectiveness recognised in the income statements[a]
	£m	£m	£m	£m	£m
2021
Assets
Loans and advances at amortised cost
- Interest rate risk	8,512	671	(642)	(1,643)	33
- Inflation risk	556	354	—	9	—
Debt securities classified at amortised cost
- Interest rate risk	1,378	(39)	—	(75)	(18)
- Inflation risk	4,087	400	—	(16)	(1)
Financial assets at fair value through other comprehensive income
- Interest rate risk	31,485	(258)	32	(1,436)	39
- Inflation risk	9,066	470	(32)	161	13
Total assets	55,084	1,598	(642)	(3,000)	66
Liabilities
Debt securities in issue
- Interest rate risk	(48,251)	(1,084)	86	1,606	(48)
Total liabilities	(48,251)	(1,084)	86	1,606	(48)
Total hedged items	6,833	514	(556)	(1,394)	18

2020
Assets
Loans and advances at amortised cost
- Interest rate risk	9,858	2,289	(638)	1,583	111
- Inflation risk	545	345	—	25	3
Debt securities classified at amortised cost
- Interest rate risk	1,440	23	—	18	(7)
- Inflation risk	4,071	(43)	—	453	3
Financial assets at fair value through other comprehensive income
- Interest rate risk	41,544	1,284	351	825	(13)
- Inflation risk	10,821	367	(9)	307	1
Total assets	68,279	4,265	(296)	3,211	98
Liabilities
Debt securities in issue
- Interest rate risk	(50,438)	(2,859)	(24)	(1,466)	(56)
Total liabilities	(50,438)	(2,859)	(24)	(1,466)	(56)
Total hedged items	17,841	1,406	(320)	1,745	42
Note
a    Hedge ineffectiveness is recognised in net interest income.

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	248

Notes to the financial statements
For the year ended 31 December 2021 continued
For items classified as fair value through other comprehensive income, the hedge accounting adjustment is not included in the carrying amount, but rather adjusts other comprehensive income.
The following table shows the fair value hedging instruments which are carried on the Group’s balance sheet:

		Carrying value			Nominal amount	Change in fair value used as a basis to determine ineffectiveness	Nominal amount directly impacted by IBOR reform
		Derivative assets	Derivative liabilities	Loan liabilities
Hedge type	Risk category	£m	£m	£m	£m	£m	£m
As at 31 December 2021
Fair value	Interest rate risk	54	(11)	—	92,447	1,554	15,577
	Inflation risk	5	(1,118)	—	10,368	(142)	1,624
	Total	59	(1,129)	—	102,815	1,412	17,201

As at 31 December 2020
Fair value	Interest rate risk	120	(166)	—	103,623	(925)	30,072
	Inflation risk	35	(815)	—	10,933	(778)	1,487
	Total	155	(980)	—	114,556	(1,703)	31,559
The following table profiles the expected notional values of current hedging instruments in future years:

	2021	2022	2023	2024	2025	2026	2027 and later
As at 31 December	£m	£m	£m	£m	£m	£m	£m
Fair value hedges of:
Interest rate risk (outstanding notional amount)	92,447	87,025	79,475	67,206	55,080	44,801	37,652
Inflation risk (outstanding notional amount)	10,368	9,874	8,999	6,503	5,445	3,472	1,159

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	249

Notes to the financial statements
For the year ended 31 December 2021 continued
There are 1,782 (2020: 1,906) interest rate risk fair value hedges with an average fixed rate of 1.88% (2020: 1.87%) across the relationships and 96 (2020: 104) inflation risk fair value hedges with an average rate of 0.51% (2020: 0.63%) across the relationships.

Hedged items in cash flow hedges and hedges of net investments in foreign operations
Description of hedge relationship and hedged risk	Change in value of hedged item used as the basis for recognising ineffectiveness	Balance in cash flow hedging reserve for continuing hedges	Balance in currency translation reserve for continuing hedges	Balances remaining in cash flow hedging reserve for which hedge accounting is no longer applied	Balances remaining in currency translation reserve for which hedge accounting is no longer applied	Hedging gains or losses recognised in other comprehensive income	Hedge ineffectiveness recognised in the income statement[a]
	£m	£m	£m	£m	£m	£m	£m
2021
Cash flow hedge of:
Interest rate risk
Loans and advances at amortised cost	2,465	1,536	—	(492)	—	2,465	(347)
Foreign exchange risk
Loans and advances at amortised cost	(88)	(16)	—	—	—	(88)	1
Debt securities classified at amortised cost	(356)	123	—	—	—	(356)	1
Inflation risk
Debt securities classified at amortised cost	252	204	—	(12)	—	252	(22)
Total cash flow hedge	2,273	1,847	—	(504)	—	2,273	(367)
Hedge of net investment in foreign operations
USD foreign operations	138	—	943	—	—	138	—
EUR foreign operations	(117)	—	100	—	—	(117)	—
Other foreign operations	(3)	—	44	—	186	(3)	—
Total foreign operations	18	—	1,087	—	186	18	—

2020
Cash flow hedge of:
Interest rate risk
Loans and advances at amortised cost	(1,124)	(598)	—	(1,370)	—	(1,124)	27
Foreign exchange risk
Loans and advances at amortised cost	(70)	(15)	—	—	—	(70)	—
Debt securities classified at amortised cost	(278)	(65)	—	—	—	(278)	—
Inflation risk
Debt securities classified at amortised cost	(41)	(65)	—	—	—	(41)	1
Total cash flow hedge	(1,513)	(743)	—	(1,370)	—	(1,513)	28
Hedge of net investment in foreign operations
USD foreign operations	(240)	—	857	—	—	(240)	—
EUR foreign operations	(17)	—	(2)	—	—	(17)	—
Other foreign operations	(9)	—	47	—	186	(9)	—
Total foreign operations	(266)	—	902	—	186	(266)	—
Note
a    Hedge ineffectiveness is recognised in net interest income.

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	250

Notes to the financial statements
For the year ended 31 December 2021 continued
The following table shows the cash flow and net investment hedging instruments which are carried on the Group’s balance sheet:

		Carrying value			Nominal amount	Change in fair value used as a basis to determine ineffectiveness	Nominal amount directly impacted by IBOR reform
		Derivative assets	Derivative liabilities	Loan liabilities
Hedge type	Risk category	£m	£m	£m	£m	£m	£m
As at 31 December 2021
Cash flow	Interest rate risk	—	—	—	102,629	(2,812)	8,397
	Foreign exchange risk	798	—	—	7,592	446	—
	Inflation risk	—	(3)	—	4,092	(274)	—
	Total	798	(3)	—	114,313	(2,640)	8,397
Net investment	Foreign exchange risk	37	(4)	(11,212)	13,635	(239)	—

As at 31 December 2020
Cash flow	Interest rate risk	33	—	—	65,042	1,151	18,195
	Foreign exchange risk	351	—	—	6,596	348	—
	Inflation risk	2	—	—	2,799	42	—
	Total	386	—	—	74,437	1,541	18,195
Net investment	Foreign exchange risk	25	—	(8,660)	9,451	265	—
There are 36 (2020: 29) foreign exchange risk cash flow hedges with an average foreign exchange rate of 137.85 JPY: 1 GBP (2020: 135.29 JPY: 1 GBP) across the relationships.
The effect on the income statement and other comprehensive income of recycling amounts in respect of cash flow hedges and net investment hedges of foreign operations is set out in the following table:

	2021		2020
	Amount recycled from other comprehensive income due to hedged item affecting income statement	Amount recycled from other comprehensive income due to sale of investment, or cash flows no longer expected to occur	Amount recycled from other comprehensive income due to hedged item affecting income statement	Amount recycled from other comprehensive income due to sale of investment, or cash flows no longer expected to occur
Description of hedge relationship and hedged risk	£m	£m	£m	£m
Cash flow hedge of interest rate risk
Recycled to net interest income	541	2	489	17
Cash flow hedge of foreign exchange risk
Recycled to other income	630	—	268	—
Hedge of net investment in foreign operations
Recycled to other income	—	(26)	—	(4)
A detailed reconciliation of the movements of the cash flow hedging reserve and the currency translation reserve is as follows:

	2021		2020
	Cash flow hedging reserve	Currency translation reserve	Cash flow hedging reserve	Currency translation reserve
	£m	£m	£m	£m
Balance on 1 January	1,575	2,871	1,002	3,344
Currency translation movements	(7)	(139)	50	(743)
Hedging gains/(losses) for the year	(2,273)	(18)	1,249	266
Amounts reclassified in relation to cash flows affecting profit or loss	(1,173)	26	(510)	4
Tax	1,025	—	(216)	—
Balance on 31 December	(853)	2,740	1,575	2,871
In 2020, amounts recycled from other comprehensive income of £268m in respect of cash flow hedges of foreign exchange risk were presented within 'Hedging gains/(losses) for the year'. For 2021, the corresponding current year amounts of £630m were presented within 'Amounts reclassified in relation to cash flows affecting profit or loss'.

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	251

Notes to the financial statements
For the year ended 31 December 2021 continued
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

	2021	2020
	£m	£m
Debt securities and other eligible bills	60,798	77,736
Equity securities	902	761
Loans and advances	53	191
Financial assets at fair value through other comprehensive income	61,753	78,688
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
The details on how the fair value amounts are arrived at for financial liabilities designated at fair value are described in Note 17.

	2021		2020
	Fair value	Contractual amount due on maturity	Fair value	Contractual amount due on maturity
	£m	£m	£m	£m
Debt securities	53,647	61,946	50,437	57,650
Deposits	29,246	29,673	21,706	22,107
Repurchase agreements and other similar secured borrowing	168,060	168,129	177,371	177,389
Other financial liabilities	7	7	251	251
Financial liabilities designated at fair value	250,960	259,755	249,765	257,397
The cumulative own credit net loss recognised is £960m (2020: £954m loss).

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	252

Notes to the financial statements
For the year ended 31 December 2021 continued
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
The sensitivity of valuations used in the financial statements to possible changes in significant unobservable inputs is shown on page 260.
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
Valuation
IFRS 13 Fair value measurement requires an entity to classify its assets and liabilities according to a hierarchy that reflects the observability of significant market inputs. The three levels of the fair value hierarchy are defined below with judgement applied in determining the boundary between Level 2 and 3 classification.
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

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	253

Notes to the financial statements
For the year ended 31 December 2021 continued
The following table shows the Group’s assets and liabilities that are held at fair value disaggregated by valuation technique (fair value hierarchy) and balance sheet classification:

Assets and liabilities held at fair value
	2021				2020
	Valuation technique using				Valuation technique using
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
As at 31 December	£m	£m	£m	£m	£m	£m	£m	£m
Trading portfolio assets	80,926	63,828	2,281	147,035	60,671	65,416	1,863	127,950
Financial assets at fair value through the income statement	5,093	177,167	9,712	191,972	4,503	162,142	8,506	175,151
Derivative financial assets	6,150	252,412	4,010	262,572	9,155	288,822	4,469	302,446
Financial assets at fair value through other comprehensive income	22,009	39,706	38	61,753	19,792	58,743	153	78,688
Investment property	—	—	7	7	—	—	10	10
Total assets	114,178	533,113	16,048	663,339	94,121	575,123	15,001	684,245

Trading portfolio liabilities	(27,529)	(26,613)	(27)	(54,169)	(24,391)	(22,986)	(28)	(47,405)
Financial liabilities designated at fair value	(174)	(250,376)	(410)	(250,960)	(159)	(249,251)	(355)	(249,765)
Derivative financial liabilities	(6,571)	(244,253)	(6,059)	(256,883)	(8,762)	(285,774)	(6,239)	(300,775)
Total liabilities	(34,274)	(521,242)	(6,496)	(562,012)	(33,312)	(558,011)	(6,622)	(597,945)
The following table shows the Group’s Level 3 assets and liabilities that are held at fair value disaggregated by product type:

Level 3 assets and liabilities held at fair value by product type
	2021		2020
	Assets	Liabilities	Assets	Liabilities
	£m	£m	£m	£m
Interest rate derivatives	1,091	(1,351)	1,613	(1,615)
Foreign exchange derivatives	376	(374)	144	(143)
Credit derivatives	323	(709)	196	(351)
Equity derivatives	2,220	(3,625)	2,498	(4,112)
Corporate debt	1,205	(21)	698	(3)
Reverse repurchase and repurchase agreements	13	(172)	—	(174)
Non-asset backed loans	6,405	—	6,394	—
Asset backed securities	558	—	767	(24)
Equity cash products	393	—	542	—
Private equity investments	1,095	(6)	873	(14)
Other[a]	2,369	(238)	1,276	(186)
Total	16,048	(6,496)	15,001	(6,622)
Note
a    Other includes commercial real estate loans, asset backed loans, funds and fund-linked products, issued debt, government sponsored debt, commodity derivatives and investment property.

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

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	254

Notes to the financial statements
For the year ended 31 December 2021 continued
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
Corporate debt
Description:Primarily corporate bonds.
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
Observability:Within this loan population, the loan spread is generally unobservable. Unobservable loan spreads are determined by incorporating funding costs, the level of comparable assets such as gilts, issuer credit quality and other factors.
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
Observability:Where an asset backed product does not have an observable market price and the valuation is determined using a discounted cash flow analysis, the instrument is considered unobservable.

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	255

Notes to the financial statements
For the year ended 31 December 2021 continued
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
Other
Description: Other includes commercial real estate loans,, asset backed loans, funds and fund-linked products, issued debt, government sponsored debt, commodity derivatives and investment property.
Assets and liabilities reclassified between Level 1 and Level 2
During the period, there were no material transfers between Level 1 and Level 2 (2020: there were no material transfers between Level 1 and Level 2).
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

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	256

Notes to the financial statements
For the year ended 31 December 2021 continued

Analysis of movements in Level 3 assets and liabilities
	As at 1 January 2021					Total gains and (losses) in the period recognised in the income statement		Total gains or (losses) recognised in OCI	Transfers		As at 31 December 2021
		Purchases	Sales	Issues	Settlements	Trading income	Other income		In	Out
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Corporate debt	151	310	(123)	—	(12)	38	—	—	41	(16)	389
Non-asset backed loans	709	1,580	(1,409)	—	(85)	(1)	—	—	45	(81)	758
Asset backed securities	686	209	(370)	—	—	(69)	—	—	114	(116)	454
Equity cash products	214	45	(53)	—	4	23	—	—	80	(10)	303
Other	103	117	(2)	—	(61)	(3)	—	—	248	(25)	377
Trading portfolio assets	1,863	2,261	(1,957)	—	(154)	(12)	—	—	528	(248)	2,281

Non-asset backed loans	5,580	1,380	(306)	—	(748)	(181)	(174)	—	113	(17)	5,647
Equity cash products	326	3	(247)	—	—	—	7	—	1	—	90
Private equity investments	874	166	(24)	—	(9)	—	163	—	35	(110)	1,095
Other	1,726	11,253	(9,983)	—	(185)	2	20	—	48	(1)	2,880
Financial assets at fair value through the income statement	8,506	12,802	(10,560)	—	(942)	(179)	16	—	197	(128)	9,712

Non-asset backed loans	106	—	—	—	—	—	—	—	—	(106)	0
Asset backed securities	47	—	—	—	(7)	—	—	(2)	—	—	38
Financial assets at fair value through other comprehensive income	153	—	—	—	(7)	—	—	(2)	—	(106)	38

Investment property	10	—	(2)	—	—	—	(1)	—	—	—	7

Trading portfolio liabilities	(28)	(5)	23	—	—	(6)	—	—	(12)	1	(27)

Financial liabilities designated at fair value	(355)	(4)	—	(101)	66	21	(1)	—	(68)	32	(410)

Interest rate derivatives	(2)	20	—	—	105	(255)	—	—	90	(218)	(260)
Foreign exchange derivatives	1	—	—	—	40	(2)	—	—	10	(47)	2
Credit derivatives	(155)	(239)	9	—	(45)	34	—	—	10	—	(386)
Equity derivatives	(1,614)	90	(1)	—	(15)	(4)	—	—	(3)	142	(1,405)
Net derivative financial instruments[a]	(1,770)	(129)	8	—	85	(227)	—	—	107	(123)	(2,049)

Total	8,379	14,925	(12,488)	(101)	(952)	(403)	14	(2)	752	(572)	9,552
Note
a    The derivative financial instruments are represented on a net basis. On a gross basis, derivative financial assets are £4,010m (2020: £4,469m) and derivative financial liabilities are £6,059m (2020: £6,239m).

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	257

Notes to the financial statements
For the year ended 31 December 2021 continued

Analysis of movements in Level 3 assets and liabilities
	As at 1 January 2020					Total gains and (losses) in the period recognised in the income statement		Total gains or (losses) recognised in OCI	Transfers		As at 31 December 2020
		Purchases	Sales	Issues	Settlements	Trading income	Other income		In	Out
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Corporate debt	120	77	(6)	—	—	(35)	—	—	12	(17)	151
Non-asset backed loans	974	1,955	(2,182)	—	(12)	(10)	—	—	39	(55)	709
Asset backed securities	656	458	(428)	—	(40)	(25)	—	—	90	(25)	686
Equity cash products	392	5	(149)	—	—	(41)	—	—	11	(4)	214
Other	122	—	—	—	—	(21)	—	—	2	—	103
Trading portfolio assets	2,264	2,495	(2,765)	—	(52)	(132)	—	—	154	(101)	1,863

Non-asset backed loans	5,494	1,102	(283)	—	(706)	426	—	—	—	(453)	5,580
Equity cash products	835	15	(404)	—	—	(93)	(36)	—	9	—	326
Private equity investments	900	84	(54)	—	(3)	—	(56)	—	15	(12)	874
Other	1,271	3,718	(3,606)	—	(32)	32	(43)	—	386	—	1,726
Financial assets at fair value through the income statement	8,500	4,919	(4,347)	—	(741)	365	(135)	—	410	(465)	8,506

Non-asset backed loans	343	—	—	—	(237)	—	—	—	—	—	106
Asset backed securities	86	—	(35)	—	—	—	—	(4)	—	—	47
Financial assets at fair value through other comprehensive income	429	—	(35)	—	(237)	—	—	(4)	—	—	153

Investment property	13	—	(2)	—	—	—	(1)	—	—	—	10

Trading portfolio liabilities	—	(27)	—	—	—	(1)	—	—	—	—	(28)

Financial liabilities designated at fair value	(362)	—	3	(21)	1	20	4	—	(38)	38	(355)

Interest rate derivatives	(206)	17	(12)	—	85	109	—	—	(18)	23	(2)
Foreign exchange derivatives	(7)	—	—	—	21	(16)	—	—	(19)	22	1
Credit derivatives	198	(125)	24	—	(371)	24	—	—	(21)	116	(155)
Equity derivatives	(819)	(699)	(43)	—	105	(101)	—	—	(13)	(44)	(1,614)
Net derivative financial instruments	(834)	(807)	(31)	—	(160)	16	—	—	(71)	117	(1,770)

Total	10,010	6,580	(7,177)	(21)	(1,189)	268	(132)	(4)	455	(411)	8,379
Unrealised gains and losses on Level 3 financial assets and liabilities
The following table discloses the unrealised gains and losses recognised in the year arising on Level 3 financial assets and liabilities held at year end.

Unrealised gains and losses recognised during the period on Level 3 assets and liabilities held at year end
	2021				2020
	Income statement		Other compre- hensive income	Total	Income statement		Other compre- hensive income	Total
	Trading income	Other income			Trading income	Other income
As at 31 December	£m	£m	£m	£m	£m	£m	£m	£m
Trading portfolio assets	(67)	—	—	(67)	(114)	—	—	(114)
Financial assets at fair value through the income statement	(176)	154	—	(22)	399	(89)	—	310
Fair value through other comprehensive income	—	—	—	—	—	—	(1)	(1)
Investment property	—	—	—	—	—	(1)	—	(1)
Trading portfolio liabilities	(5)	—	—	(5)	—	—	—	—
Financial liabilities designated at fair value	16	(1)	—	15	20	(1)	—	19
Net derivative financial instruments	(196)	—	—	(196)	(91)	—	—	(91)
Total	(428)	153	—	(275)	214	(91)	(1)	122

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	258

Notes to the financial statements
For the year ended 31 December 2021 continued
Significant unobservable inputs
The following table discloses the valuation techniques and significant unobservable inputs for assets and liabilities recognised at fair value and classified as Level 3 along with the range of values used for those significant unobservable inputs:

	Valuation technique(s)[a]	Significant unobservable inputs	2021 Range		2020 Range
			Min	Max	Min	Max	Units[b]
Derivative financial instruments[c]
Interest rate derivatives	Discounted cash flows	Inflation forwards	—	3	1	3%
		Credit spread	9	1,848	17	1,831	bps
	Correlation Model	Inflation forwards	(20)	(13)	(20)	(13)%
	Comparable pricing	Price	—	38	—	84	points
	Option model	Inflation volatility	31	130	31	227	bps vol
		Interest rate volatility	5	600	6	489	bps vol
		FX - IR correlation	(20)	78	(30)	78%
		IR - IR correlation	(100)	99	(20)	99%
Credit derivatives	Discounted cash flows	Credit spread	2	2,925	5	480	bps
	Comparable pricing	Price	—	—	—	100	points
Equity derivatives	Option model	Equity volatility	2	108	1	110%
		Equity - equity correlation	10	100	(45)	100%
	Discounted cash flow	Discounted margin	(129)	93	(225)	3,000	bps
Foreign exchange derivatives	Option Model	Option Volatility	—	100	—	30	points
Non-derivative financial instruments
Non-asset backed loans	Discounted cash flows	Loan spread	31	1,552	31	1,518	bps
		Credit spread	200	300	200	300	bps
		Price	—	112	—	104	points
		Yield	3	10	5	8%
	Comparable pricing	Price	—	145	—	137	points
Asset backed securities	Comparable pricing	Price	—	120	—	112	points
Private equity investments	EBITDA multiple	EBITDA multiple	16	20	14	16	Multiple
	Earnings multiple	Earnings multiple	5	28	3	28	Multiple
	Discounted cash flow	Credit Spread	725	1,916	1,387	1,916	bps
		Discount margin	8	10	1	10%
Corporate debt	Comparable pricing	Price	—	284	—	127	points
	Discounted Cash Flows	Loan Spread	229	854	—	—	bps
		Price	—	100	—	104	points
Commercial Real Estate loans	Discounted cash flows	Credit spread	68	543	146	483	bps
Equity cash products	Discounted cash flows	Discount Margin	26	34	49	49	bps
Notes
a    A range has not been provided for Net Asset Value as there would be a wide range reflecting the diverse nature of the positions.
b The units used to disclose ranges for significant unobservable inputs are percentages, points and basis points. Points are a percentage of par; for example, 100 points equals 100% of par. A basis point equals 1/100th of 1%; for example, 150 basis points equals 1.5%.
c    Certain derivative instruments are classified as Level 3 due to a significant unobservable credit spread input into the calculation of the Credit Valuation Adjustment for the instruments. The range of significant unobservable credit spreads is between 32-1848bps (2020: 17-1,831bps).
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

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	259

Notes to the financial statements
For the year ended 31 December 2021 continued
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
The ESHLA portfolio primarily consists of long-dated fixed rate loans extended to counterparties in the UK Education, Social Housing and Local Authority sectors. The loans are categorised as Level 3 in the fair value hierarchy due to their illiquid nature and the significance of unobservable loan spreads to the valuation. Valuation uncertainty arises from the long-dated nature of the portfolio, the lack of secondary market in the loans and the lack of observable loan spreads. The majority of ESHLA loans are to borrowers in heavily regulated sectors that are considered extremely low credit risk, and have a history of near zero defaults since inception. While the overall loan spread range is from 31bps to 1,552bps (2020: 31bps to 1,518bps), the vast majority of spreads are concentrated towards the bottom end of this range, with 97% of the loan notional being valued with spreads less than 200bps consistently for both years.
In general, a significant increase in loan spreads in isolation will result in a fair value decrease for a loan.
EBITDA multiple
EBITDA multiple is the ratio of the valuation of the investment to the earnings before interest, taxes, depreciation and amortisation.
In general, a significant increase in the multiple will result in a fair value increase for an investment.

Sensitivity analysis of valuations using unobservable inputs
	2021				2020
	Favourable changes		Unfavourable changes		Favourable changes		Unfavourable changes
	Income statement	Equity	Income statement	Equity	Income statement	Equity	Income statement	Equity
	£m	£m	£m	£m	£m	£m	£m	£m
Interest rate derivatives	51	—	(79)	—	82	—	(123)	—
Foreign exchange derivatives	20	—	(28)	—	6	—	(11)	—
Credit derivatives	111	—	(103)	—	55	—	(44)	—
Equity derivatives	187	—	(195)	—	174	—	(179)	—
Corporate debt	38	—	(28)	—	16	—	(14)	—
Non-asset backed loans	165	—	(256)	—	190	3	(409)	(3)
Equity cash products	42	—	(61)	—	158	—	(141)	—
Private equity investments	246	—	(236)	—	199	—	(227)	—
Other[a]	20	—	(19)	—	23	—	(23)	—
Total	880	—	(1,005)	—	903	3	(1,171)	(3)
Note
a    Other includes commercial real estate loans and asset backed loans, funds and fund-linked products, issued debt, government sponsored debt, commodity derivatives and investmen property.

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	260

Notes to the financial statements
For the year ended 31 December 2021 continued
The effect of stressing unobservable inputs to a range of reasonably possible alternatives, alongside considering the impact of using alternative models, would be to increase fair values by up to £880m (2020: £906m) or to decrease fair values by up to £1,005m (2020: £1,174m) with substantially all the potential effect impacting profit and loss rather than reserves.
Fair value adjustments
Key balance sheet valuation adjustments are quantified below:

	2021	2020
	£m	£m
Exit price adjustments derived from market bid-offer spreads	(506)	(493)
Uncollateralised derivative funding	(127)	(115)
Derivative credit valuation adjustments	(212)	(268)
Derivative debit valuation adjustments	91	113
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
Exit price adjustments derived from market bid-offer spreads have increased by £13m to £506m.
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
Uncollateralised
A fair value adjustment of £127m is applied to account for the impact of incorporating the cost of funding into the valuation of uncollateralised and partially collateralised derivative portfolios and collateralised derivatives where the terms of the agreement do not allow the rehypothecation of collateral received. This adjustment is referred to as the Funding Fair Value Adjustment (FFVA). FFVA has increased by £12m to £127m as a result of underlying moves in the exposure profile of the derivative portfolio in scope.
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
CVA decreased by £56m to £212m as a result of tightening input counterparty credit spreads. DVA decreased by £22m to £91m as a result of tightening input own credit spreads.
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

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	261

Notes to the financial statements
For the year ended 31 December 2021 continued
Unrecognised gains as a result of the use of valuation models using unobservable inputs
The amount that has yet to be recognised in income that relates to the difference between the transaction price (the fair value at initial recognition) and the amount that would have arisen had valuation models using unobservable inputs been used on initial recognition, less amounts subsequently recognised, is £133m (2020: £116m) for financial instruments measured at fair value and £230m (2020: £247m) for financial instruments carried at amortised cost. There are additions of £59m (2020: £27m), and amortisation and releases of £42m (2020: £24m) for financial instruments measured at fair value and additions of £nil (2020: £6m) and amortisation and releases of £17m (2020: £14m) for financial instruments measured at amortised cost.
Third party credit enhancements
Structured and brokered certificates of deposit issued by Barclays are insured up to $250,000 per depositor by the Federal Deposit Insurance Corporation (FDIC) in the US. The FDIC is funded by premiums that Barclays and other banks pay for deposit insurance coverage. The carrying value of these issued certificates of deposit that are designated under the IFRS 9 fair value option includes this third party credit enhancement. The on-balance sheet value of these brokered certificates of deposit amounted to £790m (2020: £1,494m).
Comparison of carrying amounts and fair values for assets and liabilities not held at fair value
The following table summarises the fair value of financial assets and liabilities measured at amortised cost on the Group’s balance sheet:

	2021					2020
	Carrying amount	Fair value	Level 1	Level 2	Level 3	Carrying amount	Fair value	Level 1	Level 2	Level 3
As at 31 December	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Financial assets
Loans and advances at amortised cost	361,451	362,424	17,381	83,191	261,852	342,632	340,516	8,824	81,322	250,370
Reverse repurchase agreements and other similar secured lending	3,227	3,227	—	3,227	—	9,031	9,031	—	9,031	—

Financial liabilities
Deposits at amortised cost	(519,433)	(519,436)	(434,431)	(83,501)	(1,504)	(481,036)	(481,106)	(396,124)	(82,874)	(2,108)
Repurchase agreements and other similar secured borrowing	(28,352)	(28,358)	—	(28,358)	—	(14,174)	(14,174)	—	(14,174)	—
Debt securities in issue	(98,867)	(100,657)	—	(98,364)	(2,293)	(75,796)	(77,813)	—	(75,957)	(1,856)
Subordinated liabilities	(12,759)	(13,334)	—	(13,267)	(67)	(16,341)	(16,918)	—	(16,918)	—
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

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	262

Notes to the financial statements
For the year ended 31 December 2021 continued
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
▪all financial assets and liabilities that are reported net on the balance sheet
▪all derivative financial instruments and reverse repurchase and repurchase agreements and other similar secured lending and borrowing agreements that are subject to enforceable master netting arrangements or similar agreements, but do not qualify for balance sheet netting.
The ‘Net amounts’ presented are not intended to represent the Group’s actual exposure to credit risk, as a variety of credit mitigation strategies are employed in addition to netting and collateral arrangements.

	Amounts subject to enforceable netting arrangements						Amounts not subject to enforceable netting arrangements[c]	Balance sheet total[d]
	Effects of offsetting on-balance sheet			Related amounts not offset
	Gross amounts	Amounts offset[a]	Net amounts reported on the balance sheet	Financial instruments	Financial collateral[b]	Net amount
	£m	£m	£m	£m	£m	£m	£m	£m
As at 31 December 2021
Derivative financial assets	279,568	(24,137)	255,431	(202,519)	(40,485)	12,427	7,141	262,572
Reverse repurchase agreements and other similar secured lending[e]	514,360	(370,003)	144,357	—	(143,854)	503	3,884	148,241
Total assets	793,928	(394,140)	399,788	(202,519)	(184,339)	12,930	11,025	410,813
Derivative financial liabilities	(274,356)	23,606	(250,750)	202,519	34,321	(13,910)	(6,133)	(256,883)
Repurchase agreements and other similar secured borrowing[e]	(535,653)	370,003	(165,650)	—	165,650	—	(30,762)	(196,412)
Total liabilities	(810,009)	393,609	(416,400)	202,519	199,971	(13,910)	(36,895)	(453,295)

As at 31 December 2020
Derivative financial assets	342,649	(44,305)	298,344	(233,080)	(48,064)	17,200	4,102	302,446
Reverse repurchase agreements and other similar secured lending[e]	448,134	(306,398)	141,736	—	(141,352)	384	4,911	146,647
Total assets	790,783	(350,703)	440,080	(233,080)	(189,416)	17,584	9,013	449,093
Derivative financial liabilities	(333,943)	41,982	(291,961)	233,080	46,804	(12,077)	(8,814)	(300,775)
Repurchase agreements and other similar secured borrowing[e]	(476,912)	306,398	(170,514)	—	170,514	—	(21,031)	(191,545)
Total liabilities	(810,855)	348,380	(462,475)	233,080	217,318	(12,077)	(29,845)	(492,320)
Notes
a    Amounts offset for derivative financial assets additionally includes cash collateral netted of £3,815m (2020: £4,990m). Amounts offset for derivative financial liabilities additionally includes cash collateral netted of £4,346m (2020: £7,313m). Settlements assets and liabilities have been offset amounting to £22,837m (2020: £18,143m).
b    Financial collateral of £40,485m (2020: £48,064m) was received in respect of derivative assets, including £34,598m (2020: £43,291m) of cash collateral and £5,887m (2020: £4,773m) of non-cash collateral. Financial collateral of £34,321m (2020: £46,804m) was placed in respect of derivative liabilities, including £32,031m (2020: £42,730m) of cash collateral and £2,290m (2020: £4,074m) of non-cash collateral. The collateral amounts are limited to net balance sheet exposure so as to not include overcollateralisation.
c    This column includes contractual rights of set-off that are subject to uncertainty under the laws of the relevant jurisdiction.
d    The balance sheet total is the sum of ‘Net amounts reported on the balance sheet’ that are subject to enforceable netting arrangements and ‘Amounts not subject to enforceable netting arrangements’.
e    Reverse repurchase agreements and other similar secured lending of £148,241m (2020: £146,647m) is split by fair value £145,014m (2020: £137,616m) and amortised cost £3,227m (2020: £9,031m). Repurchase agreements and other similar secured borrowing of £196,412m (2020: £191,545m) is split by fair value £168,060m (2020: £177,371m) and amortised cost £28,352m (2020: £14,174m).
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

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	263

Notes to the financial statements
For the year ended 31 December 2021 continued
Assets at amortised cost and other investments
The notes included in this section focus on the Group’s loans and advances and deposits at amortised cost, leases, property, plant and equipment and goodwill and intangible assets. Details regarding the Group’s liquidity and capital position can be found in the Treasury and capital risk section.
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

Loans and advances and deposits at amortised cost
	2021	2020
As at 31 December	£m	£m
Loans and advances at amortised cost to banks	9,698	8,900
Loans and advances at amortised cost to customers	319,922	309,927
Debt securities at amortised cost	31,831	23,805
Total loans and advances at amortised cost	361,451	342,632

Deposits at amortised cost from banks	17,819	17,343
Deposits at amortised cost from customers	501,614	463,693
Total deposits at amortised cost	519,433	481,036
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

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	264

Notes to the financial statements
For the year ended 31 December 2021 continued
Investment property
The Group initially recognises investment property at cost, and subsequently at fair value at each balance sheet date, reflecting market conditions at the reporting date. Gains and losses on remeasurement are included in the income statement.

	Investment property	Property	Equipment	Right of use assets[a]	Total
	£m	£m	£m	£m	£m
Cost
As at 1 January 2021	10	4,002	3,091	1,934	9,037
Additions	—	274	189	32	495
Disposals	(2)	(160)	(74)	(114)	(350)
Exchange and other movements	(1)	15	4	68	86
As at 31 December 2021	7	4,131	3,210	1,920	9,268
Accumulated depreciation and impairment
As at 1 January 2021	—	(2,013)	(2,421)	(567)	(5,001)
Depreciation charge	—	(249)	(222)	(204)	(675)
Impairment[b]	—	(106)	—	(170)	(276)
Disposals	—	136	66	60	262
Exchange and other movements	—	(23)	(9)	9	(23)
As at 31 December 2021	—	(2,255)	(2,586)	(872)	(5,713)
Net book value	7	1,876	624	1,048	3,555
Cost
As at 1 January 2020	13	3,938	2,986	1,826	8,763
Additions	—	193	246	85	524
Disposals	(1)	(96)	(100)	(14)	(211)
Exchange and other movements	(2)	(33)	(41)	37	(39)
As at 31 December 2020	10	4,002	3,091	1,934	9,037
Accumulated depreciation and impairment
As at 1 January 2020	—	(1,901)	(2,315)	(332)	(4,548)
Depreciation charge	—	(187)	(223)	(231)	(641)
Impairment	—	(25)	(2)	(15)	(42)
Disposals	—	82	92	2	176
Exchange and other movements	—	18	27	9	54
As at 31 December 2020	—	(2,013)	(2,421)	(567)	(5,001)
Net book value	10	1,989	670	1,367	4,036
Notes
a    Right of use (ROU) asset balances relate to property leases under IFRS 16. Refer to Note 21 for further details.
b    Impairment charge includes £266m related to structural cost action in relation to the real estate review.
Property rentals of £16m (2020: £11m) have been included in other income.
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

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	265

Notes to the financial statements
For the year ended 31 December 2021 continued
21 Leases
Accounting for leases
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
When the Group is the lessee, it is required to recognise both:
▪A lease liability, measured at the present value of remaining cash flows on the lease, and
▪A right of use (ROU) asset, measured at the amount of the initial measurement of the lease liability, plus any lease payments made prior to commencement date, initial direct costs, and estimated costs of restoring the underlying asset to the condition required by the lease, less any lease incentives received.
Subsequently the lease liability will increase for the accrual of interest, resulting in a constant rate of return throughout the life of the lease, and reduce when payments are made. The right of use asset will amortise to the income statement over the life of the lease. The lease liability is remeasured when there is a change in one of the following:
▪Future lease payments arising from a change in an index or rate;
▪The Group’s estimate of the amount expected to be payable under a residual value guarantee; or
▪The Group’s assessment of whether it will exercise a purchase, extension or termination option.
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
As a Lessor
Finance lease receivables are included within loans and advances at amortised cost.
The following table sets out a maturity analysis of lease receivables, showing the lease payments to be received after the reporting date.

	2021				2020
	Gross investment in finance lease receivables	Future finance income	Present value of minimum lease payments receivable	Unguaranteed residual values	Gross investment in finance lease receivables	Future finance income	Present value of minimum lease payments receivable	Unguaranteed residual values
	£m	£m	£m	£m	£m	£m	£m	£m
Not more than one year	29	(3)	26	—	535	(26)	509	70
One to two year	19	(2)	17	—	312	(15)	297	45
Two to three year	6	—	6	—	215	(12)	203	52
Three to four year	2	—	2	—	107	(6)	101	27
Four to five year	1	—	1	—	52	(3)	49	18
Over five years	1	—	1	—	24	(1)	23	13
Total	58	(5)	53	—	1,245	(63)	1,182	225
Barclays Asset Finance provided leasing and other asset finance facilities across a broad range of asset types to business and individual customers. In 2021, the Group sold the leasing portfolio held by Barclays Asset Finance leading to a decrease in gross investment in finance lease receivables. There is no impairment allowance for finance lease receivables in current year (2020: £29m).
The Group does not have any material operating leases as a lessor.

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	266

Notes to the financial statements
For the year ended 31 December 2021 continued
Finance lease income
Finance lease income is included within interest income. The following table shows amounts recognised in the income statement during the year.

	2021	2020
	£m	£m
Finance income from net investment in lease	21	55
Profit/(loss) on sales	1	(25)

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
The total expenses recognised during the year for short term leases were £3m (2020: £4m). The portfolio of short term leases to which Barclays is exposed at the end of the year is not dissimilar to the expenses recognised in the year.

Lease liabilities
	2021	2020
	£m	£m
As at 1 January	1,444	1,563
Interest expense	64	70
New leases	43	85
Disposals	(54)	(15)
Cash payments	(258)	(306)
Exchange and other movements	78	47
As at 31 December (see Note 23)	1,317	1,444
The below table sets out a maturity analysis of undiscounted lease liabilities, showing the lease payments to be paid after the reporting date.

Undiscounted lease liabilities maturity analysis
	2021	2020
	£m	£m
Not more than one year	230	255
One to two years	215	221
Two to three years	197	198
Three to four years	182	176
Four to five years	149	162
Five to ten years	503	557
Greater than ten years	163	248
Total undiscounted lease liabilities as at 31 December	1,639	1,817
In addition to the cash flows identified above, Barclays is exposed to:
▪Variable lease payments: This variability will typically arise from either inflation index instruments or market based pricing adjustments. Currently, Barclays has 609 (2020: 809) leases out of the total 1,111 (2020: 1,329) leases which have variable lease payment terms based on market based pricing adjustments. Of the gross cash flows identified above, £1,196m (2020: £1,096m) is attributable to leases with some degree of variability predominately linked to market based pricing adjustments.
▪Extension and termination options: The table above represents Barclays best estimate of future cash out flows for leases, including assumptions regarding the exercising of contractual extension and termination options. The above gross cash flows have been reduced by £434m (2020: £446m) for leases where Barclays is highly expected to exercise an early termination option. However, there is no significant impact where Barclays is expected to exercise an extension option.
In 2021, the Group recorded a gain on sale relating to a sale and leaseback transaction of the Monaco branch premises of £33m.
The Group does not have any restrictions or covenants imposed by the lessor on its property leases which restrict its businesses.

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	267

Notes to the financial statements
For the year ended 31 December 2021 continued
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
Goodwill is reviewed annually for impairment, or more frequently when there are indications that impairment may have occurred. The test involves comparing the carrying value of a cash generating unit (CGU) including goodwill with the present value of the pre-tax cash flows, discounted at a rate of interest that reflects the inherent risks, of the CGU to which the goodwill relates, or the CGU's fair value if this is higher.
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
For internally generated intangible assets, only costs incurred during the development phase are capitalised. Expenditure in the research phase is expensed when it is incurred.
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

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	268

Notes to the financial statements
For the year ended 31 December 2021 continued

		Intangible assets
	Goodwill	Internally generated software	Other software	Customer lists	Licences and other	Total
	£m	£m	£m	£m	£m	£m
2021
Cost
As at 1 January 2021	4,716	7,247	639	1,419	490	14,511
Additions and disposals	—	(52)	(9)	(5)	404	338
Exchange and other movements	2	(15)	(4)	17	14	14
As at 31 December 2021	4,718	7,180	626	1,431	908	14,863
Accumulated amortisation and impairment
As at 1 January 2021	(825)	(3,779)	(328)	(1,252)	(379)	(6,563)
Disposals	—	894	15	5	3	917
Amortisation charge	—	(867)	(51)	(36)	(44)	(998)
Impairment charge	—	(127)	—	—	—	(127)
Exchange and other movements	—	(5)	—	(17)	(9)	(31)
As at 31 December 2021	(825)	(3,884)	(364)	(1,300)	(429)	(6,802)
Net book value	3,893	3,296	262	131	479	8,061
2020
Cost
As at 1 January 2020	4,760	6,643	505	1,465	489	13,862
Additions and disposals	(37)	646	131	—	22	762
Exchange and other movements	(7)	(42)	3	(46)	(21)	(113)
As at 31 December 2020	4,716	7,247	639	1,419	490	14,511
Accumulated amortisation and impairment
As at 1 January 2020	(861)	(2,989)	(279)	(1,250)	(364)	(5,743)
Disposals	37	97	10	—	3	147
Amortisation charge	—	(771)	(51)	(43)	(33)	(898)
Impairment charge	—	(147)	(6)	—	—	(153)
Exchange and other movements	(1)	31	(2)	41	15	84
As at 31 December 2020	(825)	(3,779)	(328)	(1,252)	(379)	(6,563)
Net book value	3,891	3,468	311	167	111	7,948

Goodwill
Goodwill and Intangible assets are allocated to business operations according to business segments as follows:

	2021			2020
	Goodwill	Intangibles	Total	Goodwill	Intangibles	Total
	£m	£m	£m	£m	£m	£m
Barclays UK	3,560	1,233	4,793	3,560	1,618	5,178
Barclays International	291	2,930	3,221	289	2,435	2,724
Head Office	42	5	47	42	4	46
Total	3,893	4,168	8,061	3,891	4,057	7,948

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	269

Notes to the financial statements
For the year ended 31 December 2021 continued
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
▪The cash flow forecasts used by management involve judgement and are based upon a view of the future prospects of the business and market conditions at the point in time the assessment is prepared. The estimation of pre-tax cash flows is sensitive to the periods for which detailed forecasts are available and to assumptions regarding long-term sustainable cash flows.
▪The discount rates applied to the future cash flows also involve judgement as they can have a significant impact on the valuation. The discount rates used are compared to market participants to ensure that they are appropriate and based on an estimated cost of equity for each CGU.
▪The choice of a terminal growth rate used to determine the present value of the future cash flows of the CGUs is also a judgement that can impact the outcome of the assessment. The terminal growth rate and discount rates used may vary due to external market rates and economic conditions that are beyond management’s control.
Further details of some of the key judgements are set out below.
2021 impairment review
The 2021 impairment review was performed during Q4 2021 . In comparison to the prior year, the macroeconomic outlook has improved, with expectations of increased interest rates. However, unsecured balances are lower, reflecting reduced borrowing and higher repayments by customers. These factors impact favourably and adversely on the operating environments of the CGUs. A detailed assessment has been performed, with the approach and results of this analysis set out below.
Determining the carrying value of CGUs
The carrying value for each CGU is the sum of the tangible equity, goodwill and intangible asset balances associated with that CGU.
The Group manages the assets and liabilities of its CGUs with reference to the tangible equity of the respective businesses. That tangible equity is derived from the level of risk weighted assets (RWAs) and capital required to be deployed in the CGU and therefore reflects its relative risk, as well as the level of capital that management consider a market participant would be required to hold and retain to support business growth.
The goodwill held across the Group has been allocated to the CGU where it originated, based upon historical records. The intangible asset balances are allocated to the CGUs based upon their expected usage of these assets.
Cash flows
The five-year cash flows used in the calculation are based on the formally agreed medium term plans approved by the Board. These are prepared using macroeconomic assumptions which management consider reasonable and supportable, and reflect business agreed initiatives for the forecast period. The macroeconomic assumptions underpinning the medium term plan were determined in August 2021 and management has considered whether there are subsequent significant changes in those assumptions which would adversely impact the results of the impairment review.
As required by IAS 36, all estimates of future cash flows exclude cash inflows or outflows that are expected to arise from restructuring initiatives where a constructive obligation to carry out the plan does not yet exist.
In line with prior year treatment, the Education, Social Housing and Local Authority (ESHLA) portfolio has been excluded from the Business Banking CGU cash flows. This is a legacy loan portfolio which was previously within the Non-Core bank and was not part of the business to which the goodwill relates. As such, the cash flows relating to this portfolio have been excluded from the Business Banking VIU calculation.
The Personal Banking CGU cash flows reflect increases in the yield curve observed during the course of 2021 and have not been extended to a sixth year. The 2020 impairment review used a sixth year to reflect an observed 15bp inflexion point in the yield curve which was beyond the period of the medium term plan.
Discount rates
IAS 36 requires that the discount rate used in a value in use calculation reflects the pre-tax rate an investor would require if they were to choose an investment that would generate similar cash flows to those that the entity expects to generate from the asset. In determining the discount rate, management have identified the cost of equity associated with market participants that closely resemble the Group's CGUs and adjusted them for tax to arrive at the pre-tax equivalent rate. A range of discount rates have been used across the CGUs ranging from 12.5% to 15.1% (2020: 12.0% to 16.3%).

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	270

Notes to the financial statements
For the year ended 31 December 2021 continued
Terminal growth rate
The terminal growth rate is used to estimate the effect of projecting cash flows to the end of an asset’s useful economic life. It is management’s judgement that the cash flows associated with the CGUs will grow in line with the major economies in which the Group operates. Inflation rates are used as an approximation of future growth rates and form the basis of the terminal growth rates applied. The terminal growth rate used is 2.0% (2020:2.0%).
Outcome of goodwill and intangibles review
The Personal Banking and Business Banking retail banking CGUs carry the majority of the Group’s goodwill balance, predominantly as a consequence of the Woolwich acquisition. The goodwill within Personal Banking was £2,752m (2020: £2,752m), of which £2,501m (2020: £2,501m) was attributable to Woolwich, and within Business Banking was £629m (2020: £629m), fully attributable to Woolwich. The recoverable amount for both Personal Banking and Business Banking have increased in comparison to the 2020 impairment review, reflective of improvements in the interest rate and macroeconomic outlook.
The largest portion of the Group’s intangible assets sit within the Cards and Payments CGU, with an allocation of £1,351m (2020: £1,096m). The extent to which the recoverable amount of the Cards and Payments CGU exceeds its carrying value has reduced in comparison to the 2020 impairment review as a result of investment in new intangible assets and a reduction in card balances, reflecting reduced borrowing and higher repayments by customers.
Based on management’s plans and assumptions the value in use exceeds the carrying value of the CGUs and no impairment has been indicated.
The outcome of the impairment review for Personal Banking, Business Banking and Cards and Payments are set out below:

Cash generating unit	Tangible equity	Goodwill	Intangibles	Carrying value	Value in use	Value in use exceeding carrying value	Value in use exceeding carrying value 2020
	£m	£m	£m	£m	£m	£m	£m
Personal Banking	5,194	2,752	997	8,943	10,432	1,489	123
Business Banking	1,459	629	169	2,257	5,880	3,623	740
Cards and Payments	2,946	195	1,351	4,492	5,517	1,025	1,360
Total	9,599	3,576	2,517	15,692	21,829	6,137	2,223
Sensitivity of key judgements
The CGUs are sensitive to possible adverse changes in the key assumptions that support the recoverable amount:
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
Discount rate: The discount rate should reflect the market risk-free rate adjusted for the inherent risks of the business it is applied to. Management have identified discount rates for comparable businesses and consider these to be a reasonable estimate of a suitable market rate for the profile of the business unit being tested. The risk that these discount rates may not be appropriate is quantified below and shows the impact of a 100 bps change in the discount rate.
Terminal growth rate: The terminal growth rate is used to estimate the cash flows into perpetuity based on the expected longevity of the CGUs' businesses. The terminal growth rate is sensitive to uncertainties in the macroeconomic environment. The risk that using inflation data may not be appropriate for its determination is quantified below and shows the impact of 100 bps change in the terminal growth rate.
Allocated capital rate: Tangible equity is allocated based on the level of risk weighted assets (RWAs) and capital required to be deployed in the CGU which is dependent on the relative risk of businesses. The capital ratio used in determining the level of tangible equity allocated to the CGU and its capital cash flows could move over time. The impact of a 50bps increase in capital ratio is quantified below.
The sensitivity of the value in use to key judgements in the calculations is set out below:

Cash generating unit	Carrying value	Value in use	Value in use exceeding carrying value	Discount rate	Terminal growth rate	Reduction in headroom				Change required to reduce headroom to zero
						100 bps increase in the discount rate	100 bps decrease in terminal growth rate	50 bps increase to allocated capital rate	10% reduction in forecasted cash flows	Discount rate	Terminal growth rate	Allocated capital rate	Cashflows
	£m	£m	£m	%	%	£m	£m	£m	£m	%	%	%	%
Personal Banking	8,943	10,432	1,489	14.2	2.0	(946)	(655)	(291)	(1,219)	1.7	(2.6)	2.6	(12.2)
Cards and Payments	4,492	5,517	1,025	14.7	2.0	(597)	(433)	(227)	(774)	1.8	(2.7)	2.3	(13.3)
Total	13,435	15,949	2,514

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	271

Notes to the financial statements
For the year ended 31 December 2021 continued
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
23 Other liabilities

	2021	2020
	£m	£m
Accruals and deferred income	4,173	3,683
Other creditors	4,793	3,447
Items in the course of collection due to other banks	202	88
Lease liabilities (refer to Note 21)	1,317	1,444
Liabilities included in disposal groups classified as held for sale	20	—
Other liabilities	10,505	8,662
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
The complexity of such matters often requires the input of specialist professional advice in making assessments to produce estimates. Customer redress and legal, competition and regulatory matters are areas where a higher degree of professional judgement is required. The amount that is recognised as a provision can also be very sensitive to the assumptions made in calculating it. This gives rise to a large range of potential outcomes which require judgement in determining an appropriate provision level. See Note 26 for more detail of legal, competition and regulatory matters.

			Undrawn contractually committed facilities and guarantees[a]		Legal, competition and regulatory matters	Sundry provisions	Total
	Onerous contracts	Redundancy and restructuring		Customer redress
	£m	£m	£m	£m	£m	£m	£m
As at 1 January 2021	28	158	1,064	497	268	289	2,304
Additions	6	316	124	188	72	198	904
Amounts utilised	(11)	(82)	—	(318)	(62)	(140)	(613)
Unused amounts reversed	(18)	(25)	(638)	(54)	(44)	(101)	(880)
Exchange and other movements	—	(41)	(8)	(3)	(8)	33	(27)
As at 31 December 2021	5	326	542	310	226	279	1,688
Note
a    Undrawn contractually committed facilities and guarantees provisions are accounted for under IFRS 9.
Provisions expected to be recovered or settled within no more than 12 months after 31 December 2021 were £1,534m (2020: £1,751m).

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	272

Notes to the financial statements
For the year ended 31 December 2021 continued
Onerous contracts
Onerous contract provisions comprise an estimate of unavoidable costs involved with fulfilling the terms and conditions of contracts net of any expected benefits to be received.
Redundancy and restructuring
These provisions comprise the estimated cost of restructuring, including redundancy costs where an obligation exists. Additions made during the year relate to formal restructuring plans and have either been utilised, or reversed where total costs are now expected to be lower than the original provision amount.
Undrawn contractually committed facilities and guarantees
Impairment allowance under IFRS 9 considers both the drawn and the undrawn counterparty exposure. For retail portfolios, the total impairment allowance is allocated to the drawn exposure to the extent that the allowance does not exceed the exposure as ECL is not reported separately. Any excess is reported on the liability side of the balance sheet as a provision. For wholesale portfolios, the impairment allowance on the undrawn exposure is reported on the liability side of the balance sheet as a provision. For further information, refer to the Credit risk section for loan commitments and financial guarantees on page 131.
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

25 Contingent liabilities and commitments
Accounting for contingent liabilities
Contingent liabilities are possible obligations whose existence will be confirmed only by uncertain future events and present obligations where the transfer of economic resources is uncertain or cannot be reliably measured. Contingent liabilities are not recognised on the balance sheet but are disclosed unless the likelihood of an outflow of economic resources is remote.
The following table summarises the nominal principal amount of contingent liabilities and commitments which are not recorded on-balance sheet:

	2021	2020
	£m	£m
Guarantees and letters of credit pledged as collateral security	15,549	15,665
Performance guarantees, acceptances and endorsements	5,797	5,944
Total contingent liabilities and financial guarantees	21,346	21,609
Of which: Financial guarantees carried at fair value	231	229

Documentary credits and other short-term trade related transactions	1,584	1,086
Standby facilities, credit lines and other commitments	344,127	331,963
Total commitments	345,711	333,049
Of which: Loan commitments carried at fair value	18,571	9,269
Expected credit losses held against contingent liabilities and commitments equal £542m (2020: £1,064m) and are reported in Note 24. Further details on contingent liabilities relating to legal and competition and regulatory matters can be found in Note 26.

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	273

Notes to the financial statements
For the year ended 31 December 2021 continued
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
The recognition of provisions in relation to such matters involves critical accounting estimates and judgments in accordance with the relevant accounting policies applicable to Note 24, Provisions. We have not disclosed an estimate of the potential financial impact or effect on the Group of contingent liabilities where it is not currently practicable to do so. Various matters detailed in this note seek damages of an unspecified amount. While certain matters specify the damages claimed, such claimed amounts do not necessarily reflect the Group’s potential financial exposure in respect of those matters.
Matters are ordered under headings corresponding to the financial statements in which they are disclosed.
1. Barclays PLC and Barclays Bank PLC
Investigations into certain advisory services agreements
FCA proceedings
In 2008, Barclays Bank PLC and Qatar Holdings LLC entered into two advisory service agreements (the Agreements). The Financial Conduct Authority (FCA) conducted an investigation into whether the Agreements may have related to Barclays PLC’s capital raisings in June and November 2008 (the Capital Raisings) and therefore should have been disclosed in the announcements or public documents relating to the Capital Raisings. In 2013, the FCA issued warning notices (the Notices) finding that Barclays PLC and Barclays Bank PLC acted recklessly and in breach of certain disclosure-related listing rules, and that Barclays PLC was also in breach of Listing Principle 3. The financial penalty provided in the Notices is £50m. Barclays PLC and Barclays Bank PLC continue to contest the findings. Following the conclusion of the Serious Fraud Office (SFO) proceedings against certain former Barclays executives resulting in their acquittals, the FCA proceedings, which were stayed, have resumed and a hearing before the Regulatory Decisions Committee is scheduled for the first quarter of 2022.
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
Putative class actions and individual actions seek unspecified damages with the exception of three lawsuits, in which the plaintiffs are seeking a combined total of approximately $100m in actual damages and additional punitive damages against all defendants, including Barclays Bank PLC. Some of the lawsuits also seek trebling of damages under the Antitrust Act and RICO. Barclays Bank PLC has previously settled certain claims. Two class action settlements where Barclays Bank PLC has respectively paid $7.1m and $20m have received final court approval. Barclays Bank PLC also settled a further matter for $7.5m.
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
In 2015, a second putative class action, making similar allegations to the above class action, was filed in the SDNY against Barclays PLC, Barclays Bank PLC and BCI. The plaintiffs filed an amended complaint in 2020. In 2021, the case was dismissed as against most defendants, including the Barclays entities. The plaintiffs and remaining defendants are seeking reconsideration of the decision.
SIBOR/SOR civil action
In 2016, a putative class action was filed in the SDNY against Barclays PLC, Barclays Bank PLC, BCI and other defendants, alleging manipulation of the Singapore Interbank Offered Rate (SIBOR) and Singapore Swap Offer Rate (SOR). In 2018, the court dismissed all claims against Barclays PLC, Barclays Bank PLC and BCI. The plaintiffs’ appeal of the dismissal of their claims was granted in March 2021 and the matter has been remanded to the lower court for further proceedings. Defendants’ petition for U.S. Supreme Court review was denied. Additionally, plaintiffs have filed an amended complaint, which defendants have moved to dismiss.

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	274

Notes to the financial statements
For the year ended 31 December 2021 continued
ICE LIBOR civil actions
In 2019, several putative class actions were filed in the SDNY against a panel of banks, including Barclays PLC, Barclays Bank PLC, BCI, other financial institution defendants and Intercontinental Exchange Inc. and certain of its affiliates (ICE), asserting antitrust claims that defendants manipulated USD LIBOR through defendants’ submissions to ICE. These actions have been consolidated. The defendants’ motion to dismiss was granted in 2020 and the plaintiffs appealed. In February 2022, the dismissal was affirmed on appeal.
In August 2020, an ICE LIBOR-related action was filed by a group of individual plaintiffs in the US District Court for the Northern District of California on behalf of individual borrowers and consumers of loans and credit cards with variable interest rates linked to USD ICE LIBOR. Plaintiffs’ motions seeking, among other things, preliminary and permanent injunctions to enjoin the defendants from continuing to set LIBOR or enforce any financial instrument that relies in whole or in part on USD LIBOR were denied. The defendants have moved to dismiss the case.
Non-US benchmarks civil actions
Legal proceedings (which include the claims referred to below in ‘Local authority civil actions concerning LIBOR’) have been brought or threatened against Barclays Bank PLC (and, in certain cases, Barclays Bank UK PLC) and other banks in the UK in connection with alleged manipulation of LIBOR, EURIBOR and other benchmarks. Proceedings have also been brought in a number of other jurisdictions in Europe and Israel. Additional proceedings in other jurisdictions may be brought in the future.
Credit Default Swap civil action
A putative antitrust class action is pending in New Mexico federal court against Barclays Bank PLC, BCI, and various other financial institutions. The plaintiffs, the New Mexico State Investment Council and certain New Mexico pension funds, allege that the defendants conspired to manipulate the benchmark price used to value Credit Default Swap (CDS) contracts at settlement (i.e. the CDS final auction price). The plaintiffs allege violations of US antitrust laws and the CEA, and unjust enrichment under state law.
Foreign Exchange investigations and related civil actions
In 2015, the Group reached settlements totalling approximately $2.38bn with various US federal and state authorities and the FCA in relation to investigations into certain sales and trading practices in the Foreign Exchange market.
The European Commission announced two settlements in May 2019 and the Group paid penalties totalling approximately €210m. In June 2019, the Swiss Competition Commission announced two settlements and the Group paid penalties totalling approximately CHF27m. In December 2021, the European Commission announced a final settlement which required the Group to pay penalties totalling approximately €54m, which amount has been provided for in previous periods. The financial impact of any ongoing matters is not expected to be material to the Group’s operating results, cash flows or financial position.
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
Non-US FX civil actions
Legal proceedings have been brought or are threatened against Barclays PLC, Barclays Bank PLC, BCI and Barclays Execution Services Limited (BX) in connection with alleged manipulation of Foreign Exchange in the UK, a number of other jurisdictions in Europe, Israel, Brazil and Australia and additional proceedings may be brought in the future.
These include two purported class actions filed against Barclays PLC, Barclays Bank PLC, BX, BCI and other financial institutions in the UK Competition Appeal Tribunal in 2019 following the settlements with the European Commission described above. Also in 2019, a separate claim was filed in the UK in the High Court of Justice (High Court), and subsequently transferred to the UK Competition Appeal Tribunal, by various banks and asset management firms against Barclays Bank PLC and other financial institutions alleging breaches of European and UK competition laws related to FX trading.

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	275

Notes to the financial statements
For the year ended 31 December 2021 continued
Metals related civil actions
A number of US civil complaints, each on behalf of a proposed class of plaintiffs, have been consolidated and transferred to the SDNY. The complaints allege that Barclays Bank PLC and other members of The London Gold Market Fixing Ltd. manipulated the prices of gold and gold derivative contracts in violation of the Antitrust Act and other federal laws. The parties have reached a joint settlement to resolve this matter for $50m, which is subject to court approval. The financial impact of Barclays’ share of the joint settlement is not expected to be material to the Group’s operating results, cash flows or financial position. A separate US civil complaint by a proposed class of plaintiffs against a number of banks, including Barclays Bank PLC, BCI and BX, alleging manipulation of the price of silver in violation of the CEA, the Antitrust Act and state antitrust and consumer protection laws, has been dismissed as against the Barclays entities. The plaintiffs have the option to seek the court’s permission to appeal.
Civil actions have also been filed in Canadian courts against Barclays PLC, Barclays Bank PLC, Barclays Capital Canada Inc. and BCI on behalf of proposed classes of plaintiffs alleging manipulation of gold and silver prices.
US residential mortgage related civil actions
There are various pending civil actions relating to US Residential Mortgage-Backed Securities (RMBS), including four actions arising from unresolved repurchase requests submitted by Trustees for certain RMBS, alleging breaches of various loan-level representations and warranties (R&Ws) made by Barclays Bank PLC and/or a subsidiary acquired in 2007. The unresolved repurchase requests had an original principal balance of approximately $2.1bn. The Trustees have also alleged that the relevant R&Ws may have been breached with respect to a greater (but unspecified) amount of loans than previously stated in the unresolved repurchase requests.
These repurchase actions are ongoing. In one repurchase action, the New York Court of Appeals held that claims related to certain R&Ws are time-barred. Barclays Bank PLC has reached settlements to resolve two of the repurchase actions, subject to final court approval. Final court approval has been granted in relation to one of those matters and payment will be completed in the first quarter of 2022. The other matter is scheduled for a hearing in 2022 to seek approval for the settlement. The financial impact of the settlement is not expected to be material to the Group’s operating results, cash flows or financial position. The remaining two repurchase actions are pending.
In 2020, a civil litigation claim was filed in the New Mexico First Judicial District Court by the State of New Mexico against six banks, including BCI, on behalf of two New Mexico state pension funds and the New Mexico State Investment Council relating to legacy RMBS purchases. As to BCI, the complaint alleges that the funds purchased approximately $22m in RMBS underwritten by BCI. The parties have reached a joint settlement to resolve this matter for $32.5m. The financial impact of BCI’s share of the joint settlement is not material to the Group’s operating results, cash flows or financial position.
Government and agency securities civil actions
Treasury auction securities civil actions
Consolidated putative class action complaints filed in US federal court against Barclays Bank PLC, BCI and other financial institutions under the Antitrust Act and state common law allege that the defendants (i) conspired to manipulate the US Treasury securities market and/or (ii) conspired to prevent the creation of certain platforms by boycotting or threatening to boycott such trading platforms. The court dismissed the consolidated action in March 2021. The plaintiffs have filed an amended complaint, which the defendants have moved to dismiss.
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
In one of the actions filed in the SDNY, the court granted the defendants’ motions to dismiss the plaintiffs’ complaint. The dismissal was affirmed on appeal and this matter is now concluded. The plaintiffs have voluntarily dismissed the other SDNY action. In the Federal Court of Canada action, the plaintiffs reached settlements with a small number of banks in 2020 (not including Barclays Capital Canada Inc.), but the plaintiffs have not commenced the class certification process and the action remains at an early stage.
Variable Rate Demand Obligations civil actions
Civil actions have been filed against Barclays Bank PLC and BCI and other financial institutions alleging the defendants conspired or colluded to artificially inflate interest rates set for Variable Rate Demand Obligations (VRDOs). VRDOs are municipal bonds with interest rates that reset on a periodic basis, most commonly weekly. Two actions in state court have been filed by private plaintiffs on behalf of the states of Illinois and California. Three putative class action complaints have been consolidated in the SDNY. In the consolidated SDNY class action, certain of the plaintiff’s claims were dismissed in November 2020 and defendants’ motion for partial dismissal of the amended consolidated complaint is pending. In the California action, the plaintiffs’ claims were dismissed in June 2021. The plaintiffs have appealed the dismissal.
Government bond civil actions
In a putative class action filed in the SDNY in 2019, plaintiffs alleged that BCI and certain other bond dealers conspired to fix the prices of US Government sponsored entity bonds in violation of US antitrust law. BCI agreed to a settlement of $87m, which received final court approval in 2020. Separately, various entities in Louisiana, including the Louisiana Attorney General and the City of Baton Rouge, commenced litigation against Barclays Bank PLC and other financial institutions making similar allegations as the SDNY class action plaintiffs. The parties have reached a settlement to resolve these matters. The financial impact of the settlement is not material to the Group’s operating results, cash flows or financial position.
In 2018, a separate putative class action against various financial institutions including Barclays PLC, Barclays Bank PLC, BCI, Barclays Bank Mexico, S.A., and certain other subsidiaries of the Group was consolidated in the SDNY. The plaintiffs asserted antitrust and state law claims arising out of an alleged conspiracy to fix the prices of Mexican Government bonds. The Barclays entities have settled the claim for $5.7m, and the settlement has received final court approval.

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	276

Notes to the financial statements
For the year ended 31 December 2021 continued
Odd-lot corporate bonds antitrust class action
In 2020, BCI, together with other financial institutions, were named as defendants in a putative class action. The complaint alleges a conspiracy to boycott developing electronic trading platforms for odd-lots and price fixing. Plaintiffs demand unspecified money damages. The defendants’ motion to dismiss was granted in 2021. Plaintiffs have appealed the dismissal.
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
BDC Finance L.L.C.
In 2008, BDC Finance L.L.C. (BDC) filed a complaint in the Supreme Court of the State of New York (NY Supreme Court), demanding damages of $298m, alleging that Barclays Bank PLC had breached a contract in connection with a portfolio of total return swaps governed by an ISDA Master Agreement (the Agreement). Following a trial, the court ruled in 2018 that Barclays Bank PLC was not a defaulting party, which was affirmed on appeal. In April 2021, the trial court entered judgement in favour of Barclays Bank PLC for $3.3m and as yet to be determined legal fees and costs. BDC appealed. In January 2022, the appellate court reversed the trial court’s summary judgment decision in favour of Barclays Bank PLC and remanded the case to the lower court for further proceedings.
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
Civil actions in respect of the US Anti-Terrorism Act
There are a number of civil actions, on behalf of more than 4,000 plaintiffs, filed in US federal courts in the US District Court in the Eastern District of New York (EDNY) and SDNY against Barclays Bank PLC and a number of other banks. The complaints generally allege that Barclays Bank PLC and those banks engaged in a conspiracy to facilitate US dollar-denominated transactions for the Iranian Government and various Iranian banks, which in turn funded acts of terrorism that injured or killed plaintiffs or plaintiffs’ family members. The plaintiffs seek to recover damages for pain, suffering and mental anguish under the provisions of the US Anti-Terrorism Act, which allow for the trebling of any proven damages.
The court granted the defendants’ motions to dismiss three out of the six actions in the EDNY. Plaintiffs have appealed in one action. The remaining actions are stayed pending a decision on the appeal. Out of the two actions in the SDNY, the court also granted the defendants’ motion to dismiss the first action, which is stayed pending a decision on the EDNY appeal. The second SDNY action is stayed, pending any appeal on the dismissal of the first.
Shareholder derivative action
In November 2020, a purported Barclays shareholder filed a putative derivative action in New York state court against BCI and a number of current and former members of the Board of Directors of Barclays PLC and senior executives or employees of the Group. The shareholder filed the claim on behalf of nominal defendant Barclays PLC, alleging that the individual defendants harmed the company through breaches of their duties, including under the Companies Act 2006. The plaintiff seeks damages on behalf of Barclays PLC for the losses that Barclays PLC allegedly suffered as a result of these alleged breaches. An amended complaint was filed in April 2021, which BCI and certain other defendants have moved to dismiss.
Derivative transactions civil action
In 2021, Vestia (a Dutch housing association) brought a claim against Barclays Bank PLC in the UK in the High Court in relation to a series of derivative transactions entered into with Barclays Bank PLC between 2008 and 2011, seeking damages of £329m. Barclays Bank PLC is defending the claim and has made a counterclaim.
Timeshare loans, skilled person review, and associated matters
In August 2020, the FCA granted an application by Clydesdale Financial Services Limited (CFS), which trades as Barclays Partner Finance and houses Barclays’ point-of-sale finance business, for a validation order with respect to certain loans to customers brokered between April 2014 and April 2016 by Azure Services Limited (ASL), a timeshare operator, which did not, at the point of sale, hold the necessary broker licence. As a condition to the validation order, the FCA required CFS to undertake a skilled person review of the assessment of affordability processes for the loans brokered by ASL (ASL Loans) as well as CFS’ policies and procedures for assessing affordability and oversight of brokers more generally, and dictated a remediation methodology in the event that ASL Loans did not pass the affordability test. CFS has voluntarily agreed to remediate the ASL Loans, which is expected to amount to £37.4m, in accordance with the FCA’s methodology and the remediation exercise is at an advanced stage. The remaining scope of the skilled person review is complete. The skilled person made a number of observations, some of which were adverse, about both current and historic affordability practices as well as current oversight practices. CFS is not required to conduct a full back book review but, subject to agreement with the FCA, will be reviewing discrete cohorts of loans to determine whether historic affordability and/or broker oversight practices may have caused customer harm. Where harm is identified, CFS’ intention is to remediate.

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	277

Notes to the financial statements
For the year ended 31 December 2021 continued
Following on from the skilled person review, there is ongoing dialogue with the FCA regarding other loans brokered by ASL and entered into outside the April 2014 to April 2016 period. Separately there is ongoing dialogue with the Financial Ombudsman Service (FOS) regarding a number of other complaints involving timeshare loans.
It is not currently possible to predict the outcome of this dialogue with the FCA or the FOS or the financial impact on the Group.
2. Barclays PLC, Barclays Bank PLC and Barclays Bank UK PLC
Investigation into UK cards’ affordability
The FCA has been investigating certain aspects of the affordability assessment processes used by Barclays Bank UK PLC and Barclays Bank PLC for credit card applications made to Barclays’ UK credit card business. In October 2021, the FCA confirmed that this investigation was closed with no further action.
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
Local authority civil actions concerning LIBOR
Following settlement by Barclays Bank PLC of various governmental investigations concerning certain benchmark interest rate submissions referred to above in ‘Investigations into LIBOR and other benchmarks and related civil actions’, in the UK, certain local authorities brought claims in 2018 against Barclays Bank PLC and Barclays Bank UK PLC asserting that they entered into loans between 2006 and 2008 in reliance on misrepresentations made by Barclays Bank PLC in respect of its conduct in relation to LIBOR. Barclays Bank PLC and Barclays Bank UK PLC were successful in their applications to strike out the claims. The claims have been settled on terms such that the parties have agreed not to pursue these claims further and to bear their own costs. The financial impact of the settlements is not material to the Group's operating results, cash flows or financial position.
3. Barclays PLC
Alternative trading systems
In 2020, a claim was brought against Barclays PLC in the UK in the High Court by various shareholders regarding Barclays PLC’s share price based on the allegations contained within a complaint by the New York State Attorney General (NYAG) in 2014. Such claim was settled in 2016, as previously disclosed. The more recent claim seeks unquantified damages. The NYAG complaint was filed against Barclays PLC and BCI in the NY Supreme Court alleging, among other things, that Barclays PLC and BCI engaged in fraud and deceptive practices in connection with LX, BCI’s SEC-registered alternative trading system.
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

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	278

Notes to the financial statements
For the year ended 31 December 2021 continued
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
27 Subordinated liabilities
Accounting for subordinated liabilities
Subordinated liabilities are measured at amortised cost using the effective interest method under IFRS 9.

	2021	2020
	£m	£m
As at 1 January	16,341	18,156
Issuances	1,890	1,438
Redemptions	(4,807)	(3,464)
Other	(665)	211
As at 31 December	12,759	16,341
Issuances of £1,890m comprise £855m EUR 1.125% Fixed Rate Resetting Subordinated Callable Notes and £724m USD 3.811% Fixed Rate Resetting Subordinated Callable Notes, both issued externally by Barclays PLC and £229m USD Floating Rate Notes and £82m ZAR Floating Rate Notes issued externally by Barclays subsidiaries.
Redemptions of £4,807m comprise £1,961m GBP 10% Fixed Rate Subordinated Notes, £1,339m EUR 6% Fixed Rate Subordinated Notes, £1,075m USD 10.179% Fixed Rate Subordinated Notes, £200m GBP 9.5% Subordinated Bonds and £86m EUR Subordinated Floating Rate Notes, issued externally by Barclays Bank PLC and £146m USD Floating Rate Notes issued externally by a Barclays subsidiary.
Other movements predominantly comprise foreign exchange movements, fair value hedge adjustments and reclassification from Debt Securities in Issue of £67m Undated Subordinated Loan Notes (secured) issued externally by a Barclays securitisation special purpose vehicle (SPV) in 2020.
Subordinated liabilities include accrued interest and comprise undated and dated subordinated liabilities as follows:

	2021	2020
	£m	£m
Undated subordinated liabilities	355	308
Dated subordinated liabilities	12,404	16,033
Total subordinated liabilities	12,759	16,341
None of the Group’s subordinated liabilities are secured other than the £67m Undated Subordinated Loan Notes (secured).

Undated subordinated liabilities[a]
		2021	2020
	Initial call date	£m	£m
Barclays Bank PLC issued
Tier One Notes (TONs)
6% Callable Perpetual Core Tier One Notes	2032	15	17
6.86% Callable Perpetual Core Tier One Notes (USD 179m)	2032	194	205
Reserve Capital Instruments (RCIs)
5.3304% Step-up Callable Perpetual Reserve Capital Instruments	2036	51	56
Undated Notes
Junior Undated Floating Rate Notes (USD 38m)	Any interest payment date	28	28
Barclays securitisation SPV issued
Undated Subordinated Loan Notes (secured)
Undated Subordinated Loan Notes (secured) (GBP 67m)	At any time	67	—
Total undated subordinated liabilities		355	308
Note
a    Instrument values are disclosed to the nearest million.

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	279

Notes to the financial statements
For the year ended 31 December 2021 continued
Undated subordinated liabilities
The undated subordinated liabilities that are issued by Barclays Bank PLC and its subsidiaries are for the development and expansion of the businesses and to strengthen the capital bases. The principal terms of such undated subordinated liabilities are described below:
Subordination
All undated subordinated liabilities rank behind the claims against Barclays Bank PLC of depositors and other unsecured unsubordinated creditors and holders of dated subordinated liabilities in the following order: Junior Undated Floating Rate Notes; followed by TONs and RCIs ranking pari passu with each other.
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
Undated Subordinated Loan Notes (secured)
The Undated Subordinated Loan Notes (secured) are direct, secured, subordinated and limited recourse obligations of the SPV issuer issued in connection with a securitisation of assets originated by a subsidiary of Barclays PLC. Payments of principal and interest are subject to the relevant priority of payments for the securitisation. The security is held on trust for the holders of such loan notes and the other secured creditors to the securitisation and any proceeds from the enforcement of such security shall be applied in accordance with the post enforcement priority of payments. Such loan notes have interest calculated periodically based on overnight market interest rates for Sterling and will mature on the first interest payment date following the date which is 12 months after the contractual maturity date of the longest dated remaining eligible receivable at the end of the revolving period for asset additions. Such loan notes may be accelerated upon the SPV issuer’s non-payment, breach of other obligations, material misrepresentation, insolvency, repudiation or change of control or it becomes unlawful for the SPV issuer to perform its obligations. The loans notes are non-convertible.

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	280

Notes to the financial statements
For the year ended 31 December 2021 continued

Dated subordinated liabilities[a]
			2021	2020
	Initial call date	Maturity date	£m	£m
Barclays PLC issued
2% Fixed Rate Subordinated Callable Notes (EUR 1,500m)	2023	2028	1,283	1,384
4.375% Fixed Rate Subordinated Notes (USD 1,250m)		2024	974	990
3.75% Fixed Rate Resetting Subordinated Callable Notes (GBP 500m)	2025	2030	483	504
3.75% Fixed Rate Resetting Subordinated Callable Notes (SGD 200m)	2025	2030	113	119
5.20% Fixed Rate Subordinated Notes (USD 2,050m)		2026	1,564	1,610
1.125% Fixed Rate Resetting Subordinated Callable Notes (EUR 1,000m)	2026	2031	833	—
4.836% Fixed Rate Subordinated Callable Notes (USD 2,000m)	2027	2028	1,564	1,627
5.088% Fixed-to-Floating Rate Subordinated Callable Notes (USD 1,500m)	2029	2030	1,162	1,213
3.564% Fixed Rate Resetting Subordinated Callable Notes (USD 1,000m)	2030	2035	696	703
3.811% Fixed Rate Resetting Subordinated Callable Notes (USD 1,000m)	2041	2042	782	—
Barclays Bank PLC issued
6% Fixed Rate Subordinated Notes (EUR 1,500m)		2021	—	1,427
9.5% Subordinated Bonds (ex-Woolwich Plc)		2021	—	221
Subordinated Floating Rate Notes (EUR 100m)		2021	—	90
10% Fixed Rate Subordinated Notes		2021	—	2,108
10.179% Fixed Rate Subordinated Notes (USD 1,521m)		2021	—	1,101
Subordinated Floating Rate Notes (EUR 50m)		2022	42	45
6.625% Fixed Rate Subordinated Notes (EUR 1,000m)		2022	889	982
7.625% Contingent Capital Notes (USD 3,000m)		2022	1,133	1,132
Subordinated Floating Rate Notes (EUR 50m)		2023	42	45
5.75% Fixed Rate Subordinated Notes		2026	322	351
5.4% Reverse Dual Currency Subordinated Loan (JPY 15,000m)		2027	97	108
6.33% Subordinated Notes		2032	59	64
Subordinated Floating Rate Notes (EUR 68m)		2040	57	61
External issuances by other subsidiaries		2026	311	146
Total dated subordinated liabilities			12,404	16,033
Note
a    Instrument values are disclosed to the nearest million.

Dated subordinated liabilities
Dated subordinated liabilities are issued by Barclays PLC, Barclays Bank PLC and its subsidiaries for the development and expansion of their businesses and to strengthen their respective capital bases. The principal terms of the dated subordinated liabilities are described below:
Subordination
Dated subordinated liabilities issued by Barclays PLC ranks behind the claims against Barclays PLC of unsecured unsubordinated creditors but before the claims of the holders of its equity.
All dated subordinated liabilities externally issued by Barclays Bank PLC rank behind the claims against Barclays Bank PLC of depositors and other unsecured unsubordinated creditors but before the claims of the undated subordinated liabilities and the holders of its equity. The dated subordinated liabilities externally issued by other subsidiaries are similarly subordinated as the external subordinated liabilities issued by Barclays Bank PLC.
Interest
Interest on the Floating Rate Notes is fixed periodically in advance, based on the related market rates.
Interest on Fixed Rate Notes is set by reference to market rates at the time of issuance and fixed until maturity.
Interest on the 4.836% Fixed Rate Subordinated Callable Notes, 2% Fixed Rate Subordinated Callable Notes, 3.75% SGD Fixed Rate Resetting Subordinated Callable Notes, 3.75% GBP Fixed Rate Resetting Subordinated Callable Notes, 3.811% Fixed Rate Resetting Subordinated Callable notes, 1.125% Fixed Rate Resetting Subordinated Callable Notes, and the 3.564% Fixed Rate Resetting Subordinated Callable Notes are fixed until the call date. After the respective call dates, in the event that they are not redeemed, the interest rates will be reset and fixed until maturity based on a market rate. Interest on the 5.088% Fixed-to-Floating Rate Subordinated Callable Notes is fixed until the call date. After the call date, in the event that they are not redeemed, the interest rate will reset periodically in advance based on market rates.
Repayment
Those subordinated liabilities with a call date are repayable at the option of the issuer on such call date in accordance with the conditions governing the respective debt obligations, some in whole or in part, and some only in whole. The remaining dated subordinated liabilities outstanding at 31 December 2021 are redeemable only on maturity, subject in particular cases to provisions allowing an early redemption in the event of certain changes in tax law, or to certain changes in legislation or regulations.

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	281

Notes to the financial statements
For the year ended 31 December 2021 continued
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
28 Ordinary shares, share premium, and other equity

Called up share capital, allotted and fully paid
	Number of shares	Ordinary share capital	Ordinary share premium	Total share capital and share premium	Other equity instruments
	m	£m	£m	£m	£m
As at 1 January 2021	17,359	4,340	297	4,637	11,172
Issued to staff under share incentive plans	37	9	51	60	—
AT1 securities issuance	—	—	—	—	1,078
Repurchase of shares	(644)	(161)	—	(161)	—
Other movements	—	—	—	—	9
As at 31 December 2021	16,752	4,188	348	4,536	12,259

As at 1 January 2020	17,322	4,331	263	4,594	10,871
Issued to staff under share incentive plans	37	9	34	43	—
AT1 securities issuance	—	—	—	—	1,142
AT1 securities redemption	—	—	—	—	(831)
Other movements	—	—	—	—	(10)
As at 31 December 2020	17,359	4,340	297	4,637	11,172
Called up share capital
Called up share capital comprises 16,752m (2020: 17,359m) ordinary shares of 25p each.
Share repurchase
At the 2021 AGM on 5 May 2021, Barclays PLC was authorised to repurchase up to an aggregate of 1,737m of its ordinary shares of 25p. The authorisation is effective until the AGM in 2022 or the close of business on 30 June 2022, whichever is the earlier. During 2021, 644m shares were repurchased with a total nominal value of £161m (2020: none).
Other equity instruments
Other equity instruments of £12,259m (2020: £11,172m) include AT1 securities issued by Barclays PLC. The AT1 securities are perpetual securities with no fixed maturity and are structured to qualify as AT1 instruments under prevailing capital rules applicable as at the relevant issue date.
In 2021, there was one issuance of AT1 instruments, in the form of Fixed Rate Resetting Perpetual Subordinated Contingent Convertible Securities, for £1,078m (2020: one issuance for £1,142m) which includes issuance costs of £4m (2020: £4m). There were no redemptions in 2021 (2020: one redemption of £831m).

AT1 equity instruments
		2021	2020
	Initial call date	£m	£m
AT1 equity instruments - Barclays PLC
7.875% Perpetual Subordinated Contingent Convertible Securities[a]	2022	995	986
7.875% Perpetual Subordinated Contingent Convertible Securities (USD 1,500m)	2022	1,131	1,131
7.25% Perpetual Subordinated Contingent Convertible Securities	2023	1,245	1,245
7.75% Perpetual Subordinated Contingent Convertible Securities (USD 2,500m)[a]	2023	1,924	1,925
5.875% Perpetual Subordinated Contingent Convertible Securities	2024	1,244	1,244
8% Perpetual Subordinated Contingent Convertible Securities (USD 2,000m)	2024	1,509	1,509
7.125% Perpetual Subordinated Contingent Convertible Securities[a]	2025	996	994
6.375% Perpetual Subordinated Contingent Convertible Securities	2025	996	996
6.125% Perpetual Subordinated Contingent Convertible Securities (USD 1,500m)[a]	2025	1,141	1,142
4.375% Perpetual Subordinated Contingent Convertible Securities (USD 1,500m)	2028	1,078	—
Total AT1 equity instruments		12,259	11,172
Note
a    Reported net of securities held by the Group.

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	282

Notes to the financial statements
For the year ended 31 December 2021 continued
The principal terms of the AT1 securities are described below:
▪AT1 securities rank behind the claims against Barclays PLC of 1) unsubordinated creditors; 2) claims which are expressed to be subordinated to the claims of unsubordinated creditors of Barclays PLC but not further or otherwise; or 3) claims which are, or are expressed to be, junior to the claims of other creditors of Barclays PLC, whether subordinated or unsubordinated, other than claims which rank, or are expressed to rank, pari passu with, or junior to, the claims of holders of the AT1 securities.
▪AT1 securities are undated and are redeemable, at the option of Barclays PLC, in whole on (i) the initial reset date, or on any fifth anniversary after the initial reset date or (ii) any day falling in a named period ending on the initial reset date, or on any fifth anniversary after the initial reset date. In addition, the AT1 securities are redeemable, at the option of Barclays PLC, in whole in the event of certain changes in the tax or regulatory treatment of the securities. Any redemptions require the prior consent of the PRA.
▪AT1 securities bear a fixed rate of interest until the initial reset date. After the initial reset date, in the event that they are not redeemed, the AT1 securities will bear interest at rates fixed periodically in advance for five-year periods based on market rates.
▪Interest on the AT1 securities will be due and payable only at the sole discretion of Barclays PLC, and Barclays PLC has sole and absolute discretion at all times and for any reason to cancel (in whole or in part) any interest payment that would otherwise be payable on any interest payment date.
All AT1 securities will be converted into ordinary shares of Barclays PLC, at a pre-determined price, should the fully loaded CET1 ratio of the Group fall below 7%
29 Reserves
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

	2021	2020
	£m	£m
Currency translation reserve	2,740	2,871
Fair value through other comprehensive income reserve	(283)	5
Cash flow hedging reserve	(853)	1,575
Own credit reserve	(960)	(954)
Other reserves and treasury shares	1,126	964
Total	1,770	4,461

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	283

Notes to the financial statements
For the year ended 31 December 2021 continued
30 Non-controlling interests

	Profit attributable to non-controlling interest		Equity attributable to non-controlling interest		Dividends paid to non-controlling interest
	2021	2020	2021	2020	2021	2020
	£m	£m	£m	£m	£m	£m
Barclays Bank PLC issued:
– Preference shares	27	42	529	529	27	42
– Upper Tier 2 instruments	17	37	458	533	17	37
Other non-controlling interests	3	(1)	2	23	—	—
Total	47	78	989	1,085	44	79
In 2021, there were no issuances (2020: none) and one redemption of £75m (2020: £158m) relating to the 9.25% perpetual subordinated bonds.
Barclays Bank PLC and protective rights of non-controlling interests
Barclays PLC holds 100% of the voting rights of Barclays Bank PLC. As at 31 December 2021, Barclays Bank PLC has in issue preference shares and Upper Tier 2 instruments. These are non-controlling interests to the Group.
A fixed coupon rate is attached to all Upper Tier 2 instruments until the initial call date, with the exception of the 9% Bonds, which are fixed for the life of the issue and the Series 1, Series 2 and Series 3 Undated Notes, which are floating rate at rates fixed periodically in advance based on market rates.
After the initial call date, in the event they are not redeemed, coupon payments in relation to the 6.125% Undated Notes are fixed periodically in advance for five-year periods based on market rates. Coupon payments for all other Upper Tier 2 instruments are at rates fixed periodically in advance based on market rates.
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
Preference share redemptions are typically at the discretion of Barclays Bank PLC. Upper Tier 2 instruments are repayable, at the option of Barclays Bank PLC generally in whole at the initial call date and on any subsequent coupon payment date or, in the case of the 6.125% Undated Notes on any fifth anniversary after the initial call date. In addition, each issue of Upper Tier 2 instruments is repayable, at the option of Barclays Bank PLC, in whole for certain tax reasons, either at any time, or on an interest payment date. There are no events of default except non-payment of principal or mandatory interest. Any repayments or redemptions require the prior consent of the PRA, and in respect of the preference shares, any such redemption will be subject to the Companies Act 2006 and the Articles of Barclays Bank PLC.

	2021	2020
Instrument	£m	£m
Preference Shares:
US Dollar Preference Shares	318	318
Euro Preference Shares	211	211
Total Barclays Bank PLC Preference Shares	529	529

Upper Tier 2 Instruments:
Undated Floating Rate Primary Capital Notes Series 1	93	93
Undated Floating Rate Primary Capital Notes Series 2	179	179
5.03% Undated Reverse Dual Currency Subordinated Loan (JPY8bn)	39	39
5.0% Reverse Dual Currency Undated Subordinated Loan (JPY12bn)	53	53
Undated Floating Rate Primary Capital Notes Series 3 (£145m)	20	20
9% Permanent Interest Bearing Capital Bonds (£100m)	40	40
6.125% Undated Subordinated Notes (£550m)	34	34
9.25% Perpetual Subordinated Bonds (ex Woolwich) (£150m)	—	75
Total Upper Tier 2 Instruments	458	533

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	284

Notes to the financial statements
For the year ended 31 December 2021 continued
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
The accounting policies for share-based payments, and pensions and other post-retirement benefits are included in Note 32 and Note 33 respectively.

	2021	2020	2019
	£m	£m	£m
Incentive awards granted:
Current year bonus	1,278	1,090	1,058
Deferred bonus	667	490	432
Total incentive awards granted	1,945	1,580	1,490

Reconciliation of incentive awards granted to income statement charge:
Less: deferred bonuses granted but not charged in current year	(457)	(335)	(293)
Add: current year charges for deferred bonuses from previous years	280	293	308
Other differences between incentive awards granted and income statement charge	(23)	(34)	(48)
Income statement charge for performance costs	1,745	1,504	1,457

Other income statement charges:
Salaries	4,290	4,322	4,332
Social security costs	619	613	573
Post-retirement benefits[a]	539	519	501
Other compensation costs	431	479	480
Total compensation costs[b]	7,624	7,437	7,343

Other resourcing costs:
Outsourcing	357	342	433
Redundancy and restructuring	296	102	132
Temporary staff costs	109	102	256
Other	125	114	151
Total other resourcing costs	887	660	972

Total staff costs	8,511	8,097	8,315
Notes
a    Post-retirement benefits charge includes £289m (2020: £279m; 2019: £270m) in respect of defined contribution schemes and £250m (2020: £240m; 2019: £231m) in respect of defined benefit schemes.
b    £484m (2020: £451m; 2019: £439m) of Group compensation was capitalised as internally generated software and excluded from the Staff cost disclosed above .

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	285

Notes to the financial statements
For the year ended 31 December 2021 continued
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
The charge for the year arising from share-based payment schemes was as follows:

	Charge for the year
	2021	2020	2019
	£m	£m	£m
Deferred Share Value Plan and Share Value Plan	256	245	272
Others	216	184	206
Total equity settled	472	429	478
Cash settled	5	2	3
Total share-based payments	477	431	481
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
Share option and award plans
The weighted average fair value per award granted, weighted average share price at the date of exercise/release of shares during the year, weighted average contractual remaining life and number of options and awards outstanding (including those exercisable) at the balance sheet date were as follows:

	2021				2020
	Weighted average fair value per award granted in year	Weighted average share price at exercise/release during year	Weighted average remaining contractual life	Number of options/ awards outstanding	Weighted average fair value per award granted in year	Weighted average share price at exercise/release during year	Weighted average remaining contractual life	Number of options/ awards outstanding
	£	£	in years	(000s)	£	£	in years	(000s)
DSVP and SVP[a,b]	1.62	1.76	1	413,859	1.06	1.24	1	416,941
Others[a]	0.64-1.80	1.75-1.92	0-3	335,976	0.23-1.24	1.04-1.68	0-3	356,033
Notes
a    Options/award granted over Barclays PLC shares.
b    Weighted average exercise price is not applicable for SVP and DSVP awards as these are not share option schemes.

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	286

Notes to the financial statements
For the year ended 31 December 2021 continued
SVP and DSVP are nil cost awards on which the performance conditions are substantially completed at the date of grant. Consequently, the fair value of these awards is based on the market value at that date.
Sharesave has a contractual life of 3 and five years, the expected volatility is 30.97% for 3 years and 29.76% for 5 years. The risk free interest rates used for valuations are 1.20% and 1.18% for 3 and 5 years respectively.
Movements in options and awards
The movement in the number of options and awards for the major schemes and the weighted average exercise price of options was:

	DSVP and SVP[a,b]		Others[a,c]
	Number (000s)		Number (000s)		Weighted average ex. price (£)
	2021	2020	2021	2020	2021	2020
Outstanding at beginning of year/acquisition date	416,941	331,491	356,033	232,259	0.96	1.29
Granted in the year	187,667	232,379	120,385	365,166	1.43	0.84
Exercised/released in the year	(160,460)	(132,376)	(107,688)	(123,042)	1.38	1.22
Less: forfeited in the year	(30,289)	(14,553)	(24,489)	(105,068)	0.95	1.24
Less: expired in the year	—	—	(8,265)	(13,282)	1.67	1.35
Outstanding at end of year	413,859	416,941	335,976	356,033	0.95	0.96
Of which exercisable:	—	—	28,609	30,833	1.23	1.66
Notes
a    Options/award granted over Barclays PLC shares.
b    Weighted average exercise price is not applicable for SVP and DSVP awards as these are not share option schemes.
c    The number of awards within Others at the end of the year principally relates to Sharesave (number of awards exercisable at end of year was 8,821,715). The weighted average exercise price relates to Sharesave.
Awards and options granted under the Group’s share plans may be satisfied using new issue shares, treasury shares and market purchase shares. Awards granted under the DSVP may be satisfied using market purchase shares only.
There were no significant modifications to the share-based payments arrangements in 2021 and 2020.
As at 31 December 2021, the total liability arising from cash-settled share-based payments transactions was £5m (2020: £2m).
Holdings of Barclays PLC shares and hedges
Various employee benefit trusts established by the Group hold shares in Barclays PLC to meet obligations under the Barclays share-based payment schemes. The total number of Barclays shares held in these employee benefit trusts at 31 December 2021 was 12.9m (2020: 17.1m). Dividend rights have been waived on all these shares. The total market value of the shares held in trust based on the year end share price of £1.87 (2020: £1.27) was £24m (2020: £22m). For accounting of treasury shares, see Note 29.
The Group has entered into physically settled forward contracts to hedge the settlement of certain share-based payment schemes. The fixed forward price to be paid under these contracts is £416m and has been recorded in retained earnings.

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	287

Notes to the financial statements
For the year ended 31 December 2021 continued
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
Pension schemes
UK Retirement Fund (UKRF)
The UKRF is the Group’s main scheme, representing 97% of the Group’s total retirement benefit obligations. Barclays Bank PLC is the principal employer of the UKRF. The UKRF was closed to new entrants on 1 October 2012, and comprises 10 sections, the two most significant of which are:
▪Afterwork, which comprises a contributory cash balance defined benefit element, and a voluntary defined contribution element. The cash balance element is accrued each year and revalued until Normal Retirement Age in line with the increase in Retail Price Index (RPI) (up to a maximum of 5% p.a.). An increase of up to 2% a year may also be added at Barclays’ discretion. The costs of ill-health retirements and death in service benefits for Afterwork members are borne by the UKRF. The main risks that Barclays runs in relation to Afterwork are limited although additional contributions are required if pre-retirement investment returns are not sufficient to provide for the benefits.
▪The 1964 Pension Scheme. Most employees recruited before July 1997 built up benefits in this non-contributory defined benefit scheme in respect of service up to 31 March 2010. Pensions were calculated by reference to service and pensionable salary. From 1 April 2010, members became eligible to accrue future service benefits in either Afterwork or the Pension Investment Plan, a historic defined contribution section which is now closed to future contributions. The risks that Barclays runs in relation to the 1964 section are typical of final salary pension schemes, principally that investment returns fall short of expectations, that inflation exceeds expectations, and that retirees live longer than expected.
Barclays Pension Savings Plan (BPSP)
The BPSP is a defined contribution scheme providing benefits for all new UK hires from 1 October 2012, BPSP is not subject to the same investment return, inflation or life expectancy risks for Barclays that defined benefit schemes are. Members’ benefits reflect contributions paid and the level of investment returns achieved.
Other
Apart from the UKRF and the BPSP, Barclays operates a number of smaller pension and long-term employee benefits and post-retirement healthcare plans globally, the largest of which are the US defined benefit and defined contribution schemes. Many of the schemes are funded, with assets backing the obligations held in separate legal vehicles such as trusts. Others are operated on an unfunded basis. The benefits provided, the approach to funding, and the legal basis of the schemes, reflect local environments.
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
Similar principles of pension governance apply to the Group’s other pension schemes, depending on local legislation.

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	288

Notes to the financial statements
For the year ended 31 December 2021 continued
Amounts recognised
The following tables include amounts recognised in the income statement and an analysis of benefit obligations and scheme assets for all Group defined benefit schemes. The net position is reconciled to the assets and liabilities recognised on the balance sheet. The tables include funded and unfunded post-retirement benefits.

Income statement charge
	2021	2020	2019
	£m	£m	£m
Current service cost	247	243	231
Net finance cost	(26)	(40)	(48)
Past service cost	—	(4)	—
Other movements	3	1	—
Total	224	200	183

Balance sheet reconciliation
	2021		2020
	Total	Of which relates to UKRF	Total	Of which relates to UKRF
	£m	£m	£m	£m
Benefit obligation at beginning of the year	(33,190)	(32,108)	(30,333)	(29,304)
Current service cost	(247)	(225)	(243)	(217)
Interest costs on scheme liabilities	(422)	(405)	(573)	(549)
Past service cost	—	—	4	—
Remeasurement (loss)/gain – financial	848	820	(3,439)	(3,358)
Remeasurement (loss)/gain – demographic	53	50	(281)	(286)
Remeasurement (loss)/gain – experience	(249)	(259)	244	237
Employee contributions	(4)	—	(5)	(1)
Benefits paid	1,309	1,268	1,406	1,370
Exchange and other movements	3	—	30	—
Benefit obligation at end of the year	(31,899)	(30,859)	(33,190)	(32,108)
Fair value of scheme assets at beginning of the year	34,713	33,915	32,093	31,362
Interest income on scheme assets	448	434	613	595
Employer contribution	971	955	265	248
Remeasurement – return on scheme assets greater than discount rate	653	642	3,411	3,328
Employee contributions	4	—	5	1
Benefits paid	(1,309)	(1,268)	(1,406)	(1,370)
Exchange and other movements	(13)	—	(268)	(249)
Fair value of scheme assets at end of the year	35,467	34,678	34,713	33,915
Net surplus	3,568	3,819	1,523	1,807
Retirement benefit assets	3,879	3,819	1,814	1,807
Retirement benefit liabilities	(311)	—	(291)	—
Net retirement benefit assets	3,568	3,819	1,523	1,807
Included within the benefit obligation was £821m (2020: £867m) relating to overseas pensions and £219m (2020: £215m) relating to other post-employment benefits.
As at 31 December 2021, the UKRF’s scheme assets were in surplus versus IAS 19 obligations by £3,819m (2020: £1,807m). The movement for the UKRF was driven by £700m of deficit reduction contributions, higher corporate bond yields and favorable asset returns, partially offset by higher expected long term price inflation.
The weighted average duration of the benefit payments reflected in the defined benefit obligation for the UKRF is 16 years. The UKRF expected benefits are projected to be paid out for in excess of 50 years, although 25% of the total benefits are expected to be paid in the next 10 years; 30% in years 11 to 20 and 25% in years 20 to 30. The remainder of the benefits are expected to be paid beyond 30 years.
Of the £1,268m (2020: £1,370m) UKRF benefits paid out, £419m (2020: £520m) related to transfers out of the fund.
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

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	289

Notes to the financial statements
For the year ended 31 December 2021 continued
Critical accounting estimates and judgements
Actuarial valuation of the schemes’ obligation is dependent upon a series of assumptions. Below is a summary of the main financial and demographic assumptions adopted for the UKRF.

	2021	2020
Key UKRF financial assumptions	% p.a.	% p.a.
Discount rate	1.84	1.29
Inflation rate (RPI)	3.56	2.99
The UKRF discount rate assumption for 2021 was based on a standard Willis Towers Watson RATE Link model. The RPI inflation assumption for 2021 was set by reference to the Bank of England’s implied inflation curve. The inflation assumption incorporates a deduction of 20 basis points as an allowance for an inflation risk premium. The methodology used to derive the discount rate and inflation assumptions is consistent with that used at the prior year end.
The UKRF’s post-retirement mortality assumptions are based on a best estimate assumption derived from an analysis in 2019 of the UKRF’s own post-retirement mortality experience, and taking account of recent evidence from published mortality surveys. An allowance has been made for future mortality improvements based on the 2020 core projection model published by the Continuous Mortality Investigation Bureau subject to a long-term trend of 1.5% per annum in future improvements. The methodology used is consistent with the prior year end, except that the 2019 core projection model was used at 2020. The table below shows how the assumed life expectancy at 60, for members of the UKRF, has varied over the past three years:

Assumed life expectancy	2021	2020	2019
Life expectancy at 60 for current pensioners (years)
– Males	27.3	27.2	27.1
– Females	29.6	29.4	29.3
Life expectancy at 60 for future pensioners currently aged 40 (years)
– Males	29.1	29.0	28.9
– Females	31.4	31.2	31.1
The UKRF entered into a £5bn longevity swap in 2020 covering around a quarter of the pensioner liabilities. The swap is part of the UKRF’s investment portfolio and provide income in the event that pensions are paid out for longer than expected. The swap is not included directly within the balance sheet of Barclays PLC as it is an asset of the UKRF. At 31 December 2021, the swap is valued at nil (2020:nil) as experience since the swap was effected has been neutral.
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

Change in key assumptions
	2021	2020
	(Decrease)/ Increase in UKRF defined benefit obligation	(Decrease)/ Increase in UKRF defined benefit obligation
	£bn	£bn
Discount rate
0.5% p.a. increase	(2.3)	(2.5)
0.25% p.a. increase	(1.2)	(1.3)
0.25% p.a. decrease	1.3	1.4
0.5% p.a. decrease	2.6	2.9
Assumed RPI
0.5% p.a. increase	1.6	1.8
0.25% p.a. increase	0.8	0.9
0.25% p.a. decrease	(0.8)	(0.9)
0.5% p.a. decrease	(1.6)	(1.8)
Life expectancy at 60
One year increase	1.2	1.2
One year decrease	(1.2)	(1.2)

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	290

Notes to the financial statements
For the year ended 31 December 2021 continued
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
The value of the assets of the schemes and their percentage in relation to total scheme assets were as follows:

Analysis of scheme assets
	Total				Of which relates to UKRF
	Quoted[a] £m	Unquoted[a] £m	Value £m	% of total fair value of scheme assets %	Quoted[a] £m	Unquoted[a] £m	Value £m	% of total fair value of scheme assets %
As at 31 December 2021
Equities	214	1,377	1,591	4.5	86	1,377	1,463	4.2
Private equities	—	2,991	2,991	8.4	—	2,991	2,991	8.6
Bonds - fixed government	2,387	95	2,482	7.0	2,083	95	2,178	6.3
Bonds - index-linked government	13,478	679	14,157	39.9	13,455	679	14,134	40.8
Bonds - corporate and other	6,223	2,854	9,077	25.6	5,986	2,854	8,840	25.5
Property	14	1,490	1,504	4.3	—	1,490	1,490	4.3
Infrastructure	—	1,815	1,815	5.1	—	1,815	1,815	5.2
Cash and liquid assets	189	1,577	1,766	5.0	176	1,577	1,753	5.1
Mixed investment funds	9	—	9	—	—	—	—	—
Other	19	56	75	0.2	—	14	14	—
Fair value of scheme assets	22,533	12,934	35,467	100.0	21,786	12,892	34,678	100.0

As at 31 December 2020
Equities	567	1,498	2,065	5.9	378	1,498	1,876	5.5
Private equities	—	2,233	2,233	6.4	—	2,233	2,233	6.6
Bonds - fixed government	4,205	110	4,315	12.4	3,932	110	4,042	11.9
Bonds - index-linked government	10,706	1,014	11,720	33.8	10,697	1,014	11,711	34.6
Bonds - corporate and other	7,439	1,678	9,117	26.3	7,214	1,678	8,892	26.2
Property	10	1,416	1,426	4.1	—	1,416	1,416	4.2
Infrastructure	—	1,812	1,812	5.2	—	1,812	1,812	5.3
Cash and liquid assets	64	1,830	1,894	5.5	46	1,830	1,876	5.5
Mixed investment funds	9	—	9	—	—	—	—	—
Other	14	108	122	0.4	—	57	57	0.2
Fair value of scheme assets	23,014	11,699	34,713	100.0	22,267	11,648	33,915	100.0
Note
a    Valuations of unquoted assets are provided by the underlying managers or qualified independent valuers. Valuations of complex instruments are based on UKRF custodian valuations. All valuations are determined in accordance with relevant industry guidance.

Included within the fair value of scheme assets were nil (2020: nil) relating to shares in Barclays PLC and nil (2020: nil) relating to bonds issued by Barclays PLC. The UKRF also invests in pooled investment vehicles which may hold shares or debt issued by Barclays PLC.
The UKRF assets above do not include the Senior Notes asset referred to in the section below on Triennial Valuation, as these are non-transferable instruments and not recognised under IAS 19.
Approximately 45% of the UKRF assets are invested in liability-driven investment strategies; primarily UK gilts as well as interest rate and inflation swaps. These are used to better match the assets to its liabilities. The swaps are used to reduce the scheme’s inflation and duration risks against its liabilities.
Triennial valuation
The latest annual update as at 30 September 2021 showed the funding position had improved to a surplus of £0.6bn from a deficit of £0.9bn shown at 30 September 2020. The improvement was mainly due to £0.7bn of deficit reduction contributions and favourable asset returns, partially offset by higher expected long term price inflation.
The main differences between the funding and accounting assumptions are a different approach to setting the discount rate and a more conservative longevity assumption for funding.

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	291

Notes to the financial statements
For the year ended 31 December 2021 continued
The deficit reduction contributions agreed with the UKRF Trustee as part of the 30 September 2019 triennial valuation recovery plan are shown in the table below.

Deficit reduction contributions under the 30 September 2019 valuation
Year	£m
Cash paid:
2021	700
Future commitments:
2022	294
2023	286
2024 and beyond	—
During 2019 and 2020 the UKRF subscribed for non-transferrable listed senior fixed rate notes for £1,250m, backed by UK gilts (the Senior Notes). These Senior Notes entitle the UKRF to semi-annual coupon payments for five years, and full repayment in cash in three tranches: £250m in 2023, £750m in 2024, and £250m at final maturity in 2025. The regulatory capital impact, which otherwise would have occurred in 2019 and 2020 from the regular deficit reduction contributions, takes effect in 2023, 2024 and 2025 on maturity of the notes. As the UKRF's investment in these Senior Notes does not qualify as a plan asset under IAS 19, the £1,250m does not appear in the IAS 19 plan assets. The Senior Notes were issued by Heron Issuer Limited (Heron) for £500m and Heron Issuer Number 2 Limited (Heron 2) for £750m, entities consolidated within the Group under IFRS 10. Heron and Heron 2 acquired a total of £1,250m of gilts from Barclays Bank PLC for cash to support payments on the Senior Notes. There were no further transactions of this type in 2021.
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
Support from Barclays PLC – In the event of Barclays Bank PLC not paying a deficit reduction contribution payment required by a specified pre-payment date, Barclays PLC has entered into an arrangement whereby it will be required to use, in first priority, dividends received from Barclays Bank UK PLC (if any) to invest the proceeds in Barclays Bank PLC (up to the maximum amount of the deficit reduction contribution unpaid by Barclays Bank PLC). The proceeds of the investment will be used to discharge Barclays Bank PLC’s unpaid deficit reduction contribution.
Participation – As permitted under the Financial Services and Markets Act 2000 (Banking Reform) (Pensions) Regulations 2016, Barclays Bank UK PLC is a participating employer in the UKRF and will remain so during a transitional phase until September 2025 as set out in a deed of participation. Barclays Bank UK PLC will make contributions for the future service of its employees who are currently Afterwork members and, in the event of Barclays Bank PLC’s insolvency during this period provision has been made to require Barclays Bank UK PLC to become the principal employer of the UKRF. Barclays Bank PLC’s Section 75 debt would be triggered by the insolvency (the debt would be calculated after allowing for the payment to the UKRF of the collateral above).
Defined benefit contributions paid with respect to the UKRF were as follows:

Contributions paid
£m
2021	955
2020	748
2019	1,231
There were nil (2020: nil; 2019: nil) Section 75 contributions included within the Group’s contributions paid as no participating employers left the UKRF in 2021.
The Group’s expected contribution to the UKRF in respect of defined benefits in 2022 is £546m (2021: £959m). In addition, the expected contributions to UK defined contribution schemes in 2022 is £33m (2021: £35m) to the UKRF and £221m (2021: £209m) to the BPSP.

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	292

Notes to the financial statements
For the year ended 31 December 2021 continued
Scope of consolidation
The notes included in this section present information on the Group’s investments in subsidiaries, joint ventures and associates and its interests in structured entities. Detail is also given on securitisation transactions the Group has entered into and arrangements that are held off-balance sheet.
34 Principal subsidiaries
The Group applies IFRS 10 Consolidated Financial Statements. The consolidated financial statements combine the financial statements of the Group and all its subsidiaries. Subsidiaries are entities over which the Group has control. Under IFRS 10, this is when the Group is exposed or has rights to variable returns from its involvement in the entity and has the ability to affect those returns through its power over the entity.
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

	Principal place of business or incorporation		Percentage of voting rights held	Non-controlling interests - proportion of ownership interests	Non-controlling interests - proportion of voting interests
Company name		Nature of business	%	%	%
Barclays Bank PLC	United Kingdom	Banking, holding company	100	2	—
Barclays Bank UK PLC	United Kingdom	Banking, holding company	100	—	—
Barclays Bank Ireland PLC	Ireland	Banking	100	—	—
Barclays Execution Services Limited	United Kingdom	Service company	100	—	—
Barclays Capital Inc.	United States	Securities dealing	100	—	—
Barclays Capital Securities Limited	United Kingdom	Securities dealing	100	—	—
Barclays Securities Japan Limited	Japan	Securities dealing	100	—	—
Barclays US LLC	United States	Holding company	100	—	—
Barclays Bank Delaware	United States	Credit card issuer	100	—	—
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

		Percentage of voting rights held	Equity shareholders' funds	Retained profit for the year
Company name	Country of registration or incorporation	%	£m	£m
Palomino Limited	Cayman Islands	100	—	—
This entity is managed by an external counterparty and consequently is not controlled by the Group. Interests relating to this entity are included in Note 35.

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	293

Notes to the financial statements
For the year ended 31 December 2021 continued
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
Regulatory requirements
Barclays’ principal subsidiary companies have assets and liabilities before intercompany eliminations of £1,833bn (2020: £1,795bn) and £1,737bn (2020: £1,703bn) respectively. Certain of these assets and liabilities are subject to prudential regulation and regulatory capital requirements in the countries in which they are regulated. These require entities to maintain minimum capital levels which cannot be returned to the parent company, Barclays PLC, on a going concern basis.
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
Other restrictions
The Group is required to maintain balances with central banks and other regulatory authorities, and these amounted to £4,750m (2020: £3,392m).
35 Structured entities
A structured entity is an entity in which voting or similar rights are not the dominant factor in deciding who controls the entity. Voting rights may relate to administrative tasks only, with the relevant activities of the entity being directed by means of contractual arrangements. Structured entities are generally created to achieve a narrow and well-defined objective with restrictions around their ongoing activities.
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
•Securitisation vehicles: The Group uses securitisation as a source of financing and a means of risk transfer. Where entities are controlled by the Group, they are consolidated. Refer to Note 37 for further detail.
▪Commercial Paper (CP) conduits: These entities issue CP and use the proceeds to lend to clients as part of the Group's multi-seller conduit programme. The Group has provided £17.2bn (2020: £16.9bn) in contractual liquidity facilities to the CP conduits that the Group consolidates. These amounts represent the maximum the conduits can lend externally. The amounts of CP conduit lending (drawn and undrawn) to unconsolidated structured entities can be seen in Other interests in unconsolidated structured entities under multi-seller conduit programme in the Nature of interest table.
▪Employee benefit trusts: The Group provides capital contributions to employee benefit trusts to enable them to meet obligations to employees in relation to share-based remuneration arrangements.
▪Tender Option Bond (TOB) trusts: During 2021, the Group provided undrawn liquidity facilities of £3.3bn (2020: £2.9bn) to consolidated TOB trusts. These trusts invest in fixed income instruments issued by state, local or other municipalities in the United States, funded by long-term senior floating-rate notes and junior residual securities.
Unconsolidated structured entities
The term ‘unconsolidated structured entities’ refers to structured entities not controlled by Barclays, and are established either by Barclays or a third party. An interest in a structured entity is any form of contractual or non-contractual involvement which creates variability in returns arising from the performance of the entity for the Group. Such interests include holdings of debt or equity securities, derivatives that transfer financial risks from the entity to the Group, lending, loan commitments, financial guarantees and investment management agreements.

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	294

Notes to the financial statements
For the year ended 31 December 2021 continued
The Group enters into transactions with unconsolidated structured entities in the normal course of business to facilitate customer transactions, to provide risk management services and for specific investment opportunities. This is predominantly within the CIB business. Structured entities may take the form of funds, trusts, securitisation vehicles, and private investment companies. The largest transactions for Barclays include loans and derivatives with hedge fund structures and special purpose entities, multi-seller conduit lending, holding notes issued by securitisation vehicles, and facilitating customer requirements through funds.
The nature and extent of the Group’s interests in structured entities is summarised below:

Summary of interests in unconsolidated structured entities
	Secured financing	Short-term traded interests	Traded derivatives	Other interests	Total
	£m	£m	£m	£m	£m
As at 31 December 2021
Assets
Trading portfolio assets	—	7,170	—	—	7,170
Financial assets at fair value through the income statement	61,816	—	—	3,490	65,306
Derivative financial instruments	—	—	5,160	—	5,160
Financial assets at fair value through other comprehensive income	—	—	—	91	91
Loans and advances at amortised cost	—	—	—	28,227	28,227
Reverse repurchase agreements and other similar secured lending	104	—	—	—	104
Other assets	—	—	—	17	17
Total assets	61,920	7,170	5,160	31,825	106,075
Liabilities
Derivative financial instruments	—	—	9,543	—	9,543

As at 31 December 2020
Assets
Trading portfolio assets	—	11,361	—	—	11,361
Financial assets at fair value through the income statement	56,265	—	—	2,864	59,129
Derivative financial instruments	—	—	2,968	—	2,968
Financial assets at fair value through other comprehensive income	—	—	—	153	153
Loans and advances at amortised cost	—	—	—	20,946	20,946
Reverse repurchase agreements and other similar secured lending	10	—	—	—	10
Other assets	—	—	—	16	16
Total assets	56,275	11,361	2,968	23,979	94,583
Liabilities
Derivative financial instruments	—	—	7,075	—	7,075
Secured financing arrangements, short-term traded interests and traded derivatives are typically managed under market risk management policies described in the Market risk management section which includes an indication of the change of risk measures compared to last year. For this reason, the total assets of these entities are not considered meaningful for the purposes of understanding the related risks and so have not been presented. Other interests include conduits and lending where the interest is driven by normal customer demand. As at 31 December 2021, there were 5,891 (2020: 3,394) structured entities that Barclays entered into transactions with.
Secured financing
The Group routinely enters into reverse repurchase contracts, margin lending, stock borrowing and similar arrangements on normal commercial terms where the counterparty to the arrangement is a structured entity. Due to the nature of these arrangements, especially the transfer of collateral and ongoing margining, the Group is able to manage its variable exposure to the performance of the structured entity counterparty. The counterparties included in secured financing mainly include hedge fund limited structures, investment companies and special purpose entities.
Short-term traded interests
As part of its market making activities, the Group buys and sells interests in structured vehicles, which are predominantly debt securities issued by asset securitisation vehicles. Such interests are typically held individually or as part of a larger portfolio for no more than 90 days. In such cases, the Group typically has no other involvement with the structured entity other than the securities it holds as part of trading activities and its maximum exposure to loss is restricted to the carrying value of the asset.
Traded derivatives
The Group enters into a variety of derivative contracts with structured entities which reference market risk variables such as interest rates, foreign exchange rates and credit indices among other things. The main derivative types which are considered interests in structured entities include index-based and entity specific credit default swaps, balance guaranteed swaps, total return swaps, commodities swaps, and equity swaps. Interest rate swaps, foreign exchange derivatives that are not complex and which expose the Group to insignificant credit risk by being senior in the payment waterfall of a securitisation and derivatives that are determined to introduce risk or variability to a structured entity are not considered to be an interest in an entity and have been excluded from the disclosures.

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	295

Notes to the financial statements
For the year ended 31 December 2021 continued

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
Derivative transactions require the counterparty to provide cash or other collateral under margining agreements to mitigate counterparty credit risk. The Group is mainly exposed to settlement risk on these derivatives which is mitigated through daily margining. Total notional contract amounts were £217,055m (2020: £153,894m).
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
Other interests in unconsolidated structured entities
The Group’s interests in structured entities not held for the purposes of short-term trading activities are set out below, summarised by the nature of the interest and limited to significant categories, based on maximum exposure to loss.

Nature of interest
	Multi-seller conduit programme	Lending	Other	Total	Of which: Barclays owned, not consolidated entities[a]
	£m	£m	£m	£m	£m
As at 31 December 2021
Financial assets at fair value through the income statement	—	70	3,420	3,490	3,335
Financial assets at fair value through other comprehensive income	—	53	38	91	—
Loans and advances at amortised cost	5,184	14,538	8,505	28,227	—
Other assets	8	4	5	17	—
Total on-balance sheet exposures	5,192	14,665	11,968	31,825	3,335
Total off-balance sheet notional amounts	11,015	9,426	—	20,441	—
Maximum exposure to loss	16,207	24,091	11,968	52,266	3,335
Total assets of the entity	65,441	166,238	52,873	284,552	11,513

As at 31 December 2020
Financial assets at fair value through the income statement	—	98	2,766	2,864	2,698
Financial assets at fair value through other comprehensive income	—	106	47	153	—
Loans and advances at amortised cost	5,146	12,721	3,079	20,946	—
Other assets	8	3	5	16	—
Total on-balance sheet exposures	5,154	12,928	5,897	23,979	2,698
Total off-balance sheet notional amounts	11,750	7,555	—	19,305	—
Maximum exposure to loss	16,904	20,483	5,897	43,284	2,698
Total assets of the entity	87,004	159,804	44,362	291,170	11,008
Note
a    Comprises of Barclays owned, not consolidated structured entities per IFRS 10 Consolidated Financial Statements, and Barclays sponsored entities, Refer to Note 34 Principal subsidiaries for more details on consolidation.
Maximum exposure to loss
Unless specified otherwise below, the Group’s maximum exposure to loss is the total of its on-balance sheet positions and its off-balance sheet arrangements, being loan commitments and financial guarantees. Exposure to loss is mitigated through collateral, financial guarantees, the availability of netting and credit protection held.
Multi-seller conduit programme
Barclays' multi-seller conduit programme engages in providing financing to various clients and holds whole or partial interests in pools of receivables or similar obligations. These instruments are protected from loss through over-collateralisation, seller guarantees, or other credit enhancements provided to the conduit entities. The Group’s off-balance sheet exposure included in the table above represents liquidity facilities that are provided to the conduit for the benefit of the holders of the commercial paper issued by the conduit and will only be drawn where the conduit is unable to access the commercial paper market. If these liquidity facilities are drawn, the Group is protected from loss through over-collateralisation, seller guarantees, or other credit enhancements provided to the conduit.
Lending
The portfolio includes lending provided by the Group to unconsolidated structured entities in the normal course of its lending business to earn income in the form of interest and lending fees and includes loans to structured entities that are generally collateralised by property, equipment or other assets. All loans are subject to the Group’s credit sanctioning process. Collateral arrangements are specific to the circumstances of each loan with additional guarantees and collateral sought from the sponsor of the structured entity for certain arrangements. During the period the Group incurred an impairment of £28m (2020: £23m) against such facilities.

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	296

Notes to the financial statements
For the year ended 31 December 2021 continued
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
Assets transferred to sponsored unconsolidated structured entities
Barclays is considered to sponsor another entity if, it had a key role in establishing that entity, it transferred assets to the entity, the Barclays name appears in the name of the entity or it provides guarantees on the entity’s performance. As at 31 December 2021, assets transferred to sponsored unconsolidated structured entities were £1,662m (2020: £730m).
36 Investments in associates and joint ventures
Accounting for associates and joint ventures
The Group applies IAS 28 Investments in Associates and IFRS 11 Joint Arrangements. Associates are entities in which the Group has significant influence, but not control, over the operating and financial policies. Generally the Group holds more than 20%, but less than 50%, of their voting shares. Joint ventures are arrangements where the Group has joint control and rights to the net assets of the entity.
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
The equity accounted Associates includes the Groups investment in the Business Growth Fund £699m (2020: £441m) which has increased due to a fair value gain in its investments by £220m (2020: £(23)m).

	2021			2020
	Associates	Joint ventures	Total	Associates	Joint ventures	Total
	£m	£m	£m	£m	£m	£m
Equity accounted	722	277	999	464	317	781
Held at fair value through profit or loss	—	444	444	—	437	437
Total	722	721	1,443	464	754	1,218
Summarised financial information for the Group’s equity accounted associates and joint ventures is set out below. The amounts shown are the Group’s share of the net income of the investees for the year ended 31 December 2021, with the exception of certain undertakings for which the amounts are based on accounts made up to dates not earlier than three months before the balance sheet date.

	Associates		Joint ventures
	2021	2020	2021	2020
	£m	£m	£m	£m
Profit/(loss) from continuing operations	219	(24)	35	24
Other comprehensive income/(loss)	1	(3)	5	(6)
Total comprehensive income/(loss) from continuing operations	220	(27)	40	18
Unrecognised shares of the losses of individually immaterial associates and joint ventures were £nil (2020: £nil).
The Barclays commitments and contingencies to its associates and joint ventures comprised unutilised credit facilities provided to customers of £1,760m (2020: £1,897m). In addition, the Group has made commitments to finance or otherwise provide resources to its joint ventures and associates of £482m (2020: £443m).

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	297

Notes to the financial statements
For the year ended 31 December 2021 continued
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
The following table shows the carrying amount of securitised assets that have not resulted in full derecognition, together with the associated liabilities, for each category of asset on the balance sheet:

	2021				2020
	Assets		Liabilities		Assets		Liabilities
	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value
	£m	£m	£m	£m	£m	£m	£m	£m
Loans and advances at amortised cost
Credit cards, unsecured and other retail lending	1,303	1,423	(1,225)	(1,219)	1,033	1,121	(1,019)	(1,033)
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
If Barclays transfers a financial asset but does not transfer or retain substantially all the risk and rewards of the asset and retains control over it, the transferred assets is recognised to the extent of Barclays’ continuing involvement. In 2021, financial assets of £249m (2020: £nil) was transferred in this manner and the carrying value of the asset representing continued involvement is included in the table above.
For transfers of assets in relation to repurchase agreements, refer to Note 38.

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	298

Notes to the financial statements
For the year ended 31 December 2021 continued
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
The table below shows the potential financial implications of such continuing involvement:

	Continuing involvement[a]			Gain/(loss) from continuing involvement
	Carrying amount	Fair value	Maximum exposure to loss	For the year ended	Cumulative to Cumulative to 31 December
Type of transfer	£m	£m	£m	£m	£m
2021
Asset backed securities	25	25	25	1	2
Residential mortgage backed securities	574	574	574	3	4
Commercial mortgage backed securities	311	307	311	5	11
Total	910	906	910	9	17

2020
Asset backed securities	56	56	56	1	1
Residential mortgage backed securities	49	49	49	1	1
Commercial mortgage backed securities	243	237	243	2	6
Total	348	342	348	4	8
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
Assets pledged or transferred as collateral include all assets categorised as encumbered in the disclosure on pages 221 to 223 of the Barclays PLC Pillar 3 Report 2021 (unaudited), other than those held in commercial paper conduits. In these transactions, the Group will be required to step in to provide financing itself under a liquidity facility if the vehicle cannot access the commercial paper market.
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
The following table summarises the nature and carrying amount of the assets pledged as security against these liabilities:

	2021	2020
	£m	£m
Cash collateral and settlements	66,138	72,042
Loans and advances at amortised cost	65,216	37,257
Trading portfolio assets	71,518	77,198
Financial assets at fair value through the income statement	5,595	5,584
Financial assets at fair value through other comprehensive income	13,748	22,185
Assets pledged	222,215	214,266

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	299

Notes to the financial statements
For the year ended 31 December 2021 continued
The following table summarises the transferred financial assets and the associated liabilities:

	Transferred assets	Associated liabilities
	£m	£m
At 31 December 2021
Derivatives	66,744	(66,744)
Repurchase agreements	71,820	(49,543)
Securities lending arrangements	69,316	—
Other	14,335	(12,121)
	222,215	(128,408)

At 31 December 2020
Derivatives	77,574	(77,574)
Repurchase agreements	65,673	(44,076)
Securities lending arrangements	61,183	—
Other	9,836	(7,408)
	214,266	(129,058)
Included within Other are agreements where a counterparty's recourse is limited to the transferred assets. The relationship between the transferred assets and the associated liabilities is that holders of notes may only look to cash flows from the securitised assets for payments of principal and interest due to them under the terms of their notes.

	Carrying value		Fair value
	Transferred assets	Associated liabilities	Transferred assets	Associated liabilities	Net position
	£m	£m	£m	£m	£m
2021
Recourse to transferred assets only	1,303	(1,225)	1,423	(1,219)	204
2020
Recourse to transferred assets only	1,033	(1,019)	1,121	(1,033)	88
The Group has an additional £5.8bn (2020: £6.3bn) of loans and advances within its asset backed funding programmes that can readily be used to raise additional secured funding and are available to support future issuances.
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

	2021	2020
	£m	£m
Fair value of securities accepted as collateral	928,999	793,573
Of which fair value of securities re-pledged/transferred to others	814,448	685,300
Additional disclosure has been included in collateral and other credit enhancements in the Risk review section. Assets pledged as collateral include all assets categorised as encumbered in the disclosure on pages 221 to 223 of the Barclays PLC Pillar 3 Report 2021 (unaudited).
The notes included in this section focus on related party transactions, Auditors’ remuneration and Directors’ remuneration. Related parties include any subsidiaries, associates, joint ventures and Key Management Personnel.

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	300

Notes to the financial statements
For the year ended 31 December 2021 continued
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
Amounts included in the Group’s financial statements, in aggregate, by category of related party entity are as follows:

	Associates	Joint ventures	Pension funds
	£m	£m	£m
For the year ended and as at 31 December 2021
Total income	—	50	5
Credit impairment charges	—	—	—
Operating expenses	(20)	—	(1)
Total assets	—	1,278	3
Total liabilities	177	—	81
For the year ended and as at 31 December 2020
Total income	—	10	5
Credit impairment charges	—	—	—
Operating expenses	(26)	—	(1)
Total assets	—	1,388	4
Total liabilities	66	—	69
Total liabilities includes derivatives transacted on behalf of the pension funds of £18m (2020: £13m).
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
The Group provides banking services to Key Management Personnel and persons connected to them. Transactions during the year and the balances outstanding were as follows:

Loans outstanding
	2021	2020
	£m	£m
As at 1 January	9.2	7.2
Loans issued during the year[a]	0.4	2.3
Loan repayments during the year[b]	(1.8)	(0.3)
As at 31 December	7.8	9.2
Notes
a    Includes loans issued to existing Key Management Personnel and new or existing loans issued to newly appointed Key Management Personnel.
b    Includes loan repayments by existing Key Management Personnel and loans to former Key Management Personnel.

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	301

Notes to the financial statements
For the year ended 31 December 2021 continued
No allowances for impairment were recognised in respect of loans to Key Management Personnel (or any connected person).

Deposits outstanding
	2021	2020
	£m	£m
As at 1 January	10.4	12.1
Deposits received during the year[a]	37.6	41.6
Deposits repaid during the year[b]	(38.9)	(43.3)
As at 31 December	9.1	10.4
Notes
a    Includes deposits received from existing Key Management Personnel and new or existing deposits received from newly appointed Key Management Personnel.
b    Includes deposits repaid by existing Key Management Personnel and deposits of former Key Management Personnel.

Total commitments outstanding
Total commitments outstanding refers to the total of any undrawn amounts on credit cards and/or overdraft facilities provided to Key Management Personnel. Total commitments outstanding as at 31 December 2021 were £0.6m (2020: £0.9m).
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

	2021	2020
	£m	£m
Salaries and other short-term benefits	37.8	41.6
Pension costs	—	—
Other long-term benefits	8.5	8.2
Share-based payments	12.2	13.2
Employer social security charges on emoluments	7.2	7.2
Costs recognised for accounting purposes	65.7	70.2
Employer social security charges on emoluments	(7.2)	(7.2)
Other long-term benefits – difference between awards granted and costs recognised	3.1	—
Share-based payments – difference between awards granted and costs recognised	6.9	1.1
Total remuneration awarded	68.5	64.1
Disclosure required by the Companies Act 2006
The following information regarding the Barclays PLC Board of Directors is presented in accordance with the Companies Act 2006:

	2021	2020
	£m	£m
Aggregate emoluments[a]	8.2	8.4
Amounts paid under LTIPs[b]	1.2	—
	9.4	8.4
Notes
a    The aggregate emoluments include amounts paid for the 2021 year. In addition, deferred share awards for 2021 with a total value at grant of £1.4m (2020: £0.6m) will be made to CS Venkatakrishnan and Tushar Morzaria which will only vest subject to meeting certain conditions.
b    The figure above for "Amounts paid under LTIPs" in 2021 relates to LTIP awards that were released to Jes Staley and Tushar Morzaria in 2021. This includes the first tranche of the 2017 LTIP, the release of which was delayed from June 2020 to March 2021. Dividend shares released on the awards are excluded. The LTIP figure in the single total figure table for Executive Directors' 2021 remuneration in the Directors' Remuneration report relates to the award that is scheduled to be released in 2022 in respect of the 2019-2021 LTIP cycle.

There were no pension contributions paid to defined contribution schemes on behalf of Directors (2020: £nil). There were no notional pension contributions to defined contribution schemes.
As at 31 December 2021, there were no Directors accruing benefits under a defined benefit scheme (2020: nil).

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	302

Notes to the financial statements
For the year ended 31 December 2021 continued
Directors’ and Officers’ shareholdings and options
The beneficial ownership of ordinary share capital of Barclays PLC by all Directors and Officers of Barclays PLC (involving 22 persons) at 31 December 2021 amounted to 17,876,352 (2020: 27,470,067) ordinary shares of 25p each (0.11% of the ordinary share capital outstanding).
As at 31 December 2021, Executive Directors and Officers of Barclays PLC (involving 12 persons) held options to purchase a total of 62,268 (2020: 78,495) Barclays PLC ordinary shares of 25p each at a weighted average price of 93p under Sharesave.
Advances and credit to Directors and guarantees on behalf of Directors
In accordance with Section 413 of the Companies Act 2006, the total amount of advances and credits made available in 2021 to persons who served as Directors during the year was £0.2m (2020: £0.1m). The total value of guarantees entered into on behalf of Directors during 2021 was £nil (2020: £nil).
40 Auditor’s remuneration
Auditor’s remuneration is included within consultancy, legal and professional fees in administration and general expenses and comprises:

	2021	2020	2019
	£m	£m	£m
Audit of the Barclays Group's annual accounts	9	9	10
Other services:
Audit of the Company's subsidiaries[a]	41	38	35
Other audit related fees[b]	10	10	9
Other services	2	2	2
Total Auditor's remuneration	62	59	56
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
Audit scope changes are finalised following the completion of the audit and recognised when agreed. The 2021 audit fee includes £3m (2020: £2m) relating to the previous year’s audit.
Under SEC regulations the remuneration of our auditors is required to be presented as follows: audit fees £55m (2020: £52m, 2019: £50m), audit-related fees £6m (2020: £6m, 2019: £5m), tax fees £nil (2020: £nil, 2019: £nil), and all other fees £1m (2020: £1m, 2019: £1m).
41 Interest rate benchmark reform
Following the financial crisis, the reform and replacement of benchmark interest rates such as LIBOR has been a priority for global regulators. As a result, the UK’s Financial Conduct Authority (FCA) and other global regulators instructed market participants to prepare for the cessation of most LIBOR rates after the end of 2021, and to adopt “near Risk-Free Rates” (RFRs).
Pursuant to FCA announcements during 2021, panel bank submissions for all GBP, JPY and CHF LIBOR and Euro Overnight Index Average (EONIA) LIBOR tenors ceased, and representative LIBOR rates also ceased after 31 December 2021. For USD, certain actively used tenors will continue to be provided until June 2023, however in line with the US banking regulators’ joint statement, Barclays ceased issuing or entering into new contracts that use USD LIBOR as a reference rate from 31 December 2021, other than in relation to those allowable use cases set out under the FCA's prohibition notice (ref 21A). These include market making in support of client activity; or transactions that reduce or hedge the Barclays' or any client of the Barclays' US dollar LIBOR exposure on contracts entered into before 1 January 2022.
The Group’s exposure to rates subject to benchmark interest rate reform has been predominantly to GBP, USD, JPY and CHF LIBOR and EONIA with the vast majority concentrated in derivatives within the Corporate and Investment Bank. Some additional exposure resides on floating rate loans and advances, repurchase agreements and debt securities held and issued within the Corporate and Investment Bank. Retail lending and mortgage exposure in Barclays UK to LIBOR is minimal. Following transition activity in late 2021 and early 2022, GBP, USD (one week and two month tenors), JPY and CHF LIBOR and EONIA positions (“2021 scope”) have transitioned onto RFRs, and while there are a number of IBORs yet to cease, the Group’s risk exposure is now mainly to USD LIBOR.
There are key differences between IBORs and RFRs. IBORs are ‘term rates’, which means that they are published for a borrowing period (for example three months), and they are ‘forward-looking’, because they are published at the beginning of a borrowing period, based upon an estimated inter-bank borrowing cost for the period. RFRs are based upon overnight rates from actual transactions, and are therefore published after the end of the overnight borrowing period. Furthermore, IBORs include a credit spread over the RFRs. Therefore, to transition existing contracts and agreements to RFRs, adjustments for term and credit differences may need to be applied to RFR-linked rates. The methodologies for these adjustments have been determined through in-depth consultations by industry working groups, on behalf of the respective global regulators and related market participants.

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	303

Notes to the financial statements
For the year ended 31 December 2021 continued
How the Group is managing the transition to alternative benchmark rates
Barclays has established a Group-wide LIBOR Transition Programme, with oversight from the Group Finance Director. The Transition Programme spans all business lines and has cross-functional governance which includes Legal, Compliance, Conduct Risk, Client Engagement and Communications, Risk, and Finance. The Transition Programme aims to drive strategic execution, and identify, manage and resolve key risks and issues as they arise. Barclays’ transition plans primarily focus on G5 currencies while providing quarterly updates on progress and exposures to the PRA/FCA and other regulators as required.
The Transition Programme follows a risk based approach, using recognised ‘change delivery’ control standards. Accountable Executives are in place within key working groups and workstreams, with overall Board oversight delegated to the Board Risk Committee and the Group Finance Director. Barclays performs a prominent stewardship role to drive orderly transition via our representation on official sector and industry working groups across all major jurisdictions and product classes. Additionally, the Group Finance Director is Chair of the UK’s ‘Working Group on Sterling Risk-Free Reference Rates’ (UK £RFRWG), whose mandate is to catalyse a broad-based transition to using SONIA (‘Sterling Overnight Index Average’) as the primary sterling interest rate benchmark in bond, loan and derivatives markets.
Approaches to transition exposure expiring post the expected end dates for LIBOR vary by product and nature of counterparty. The Group has actively engaged with the counterparties to transition or include appropriate fallback provisions and transition mechanisms in its floating rate assets and liabilities with maturities after 2021, when relevant IBORs excluding USD LIBOR cease to be published. The fallback will provide the relevant replacement rate, in the case of the ISDA Protocol this is the RFR plus a credit adjusted spread, that should be used post cessation or pre-cessation of the relevant IBOR. For the derivative population, adherence to the ISDA IBOR Fallbacks Protocol has provided Barclays with an efficient mechanism to amend outstanding trades to incorporate fallbacks. Beyond the ISDA IBOR Fallbacks Protocol, other options have included terminating or bilaterally agreeing new terms with counterparties. Derivative contracts facing central clearing counterparties have followed a market-wide, standardised approach to reform through a series of CCP-led conversions.
The FCA has authorised broad usage of synthetic LIBOR as a temporary solution for the ‘tough legacy’ population of unremediated contracts for GBP and JPY. Given cleared derivatives for the 2021 scope transitioned via CCP driven conversions, synthetic LIBOR does not apply in this context. Barclays’ strategy remains to actively transition LIBOR exposure where viable, and/or to implement and utilise robust contractual fallbacks where possible. Where contracts remain unremediated, they may be able to utilise synthetic LIBOR on a temporary basis. Barclays will continue to monitor, assess and limit the reliance on synthetic LIBOR.
As announced by the FCA on 5 March 2021, USD LIBOR tenors (except 1 week and 2 month tenors) will cease to be representative from 30 June 2023. As detailed above, the key area of focus for transition prior to 2022 was on the other non-USD IBOR currency-tenors that ceased to be published at the end of 2021. Cessation of new USD LIBOR trading and transition of USD LIBOR exposures is the priority for the Barclays LIBOR Transition Programme in 2022/23. Clients and colleagues have been notified that we have prohibited entering into new USD LIBOR transactions (with narrow permitted exceptions) from 1 January 2022 in line with regulatory expectations.
Whilst synthetic LIBOR will be published on a temporary basis for 1, 3 and 6 month tenors of GBP and JPY LIBOR to assist the transition of certain exposures, no synthetic rate has been announced for USD LIBOR. New York State legislation has been enacted (with US Federal legislation to follow) which provides a solution for contracts governed under New York law for USD LIBOR to the Secured Overnight Financing Rate (SOFR) transition with the additional benefit of statutory contract continuity and safe harbour protection. This contrasts with the legislation implemented in the UK which provides for statutory contract continuity with safe harbour protection only for the administrator, and could expose market participants to additional litigation risk. Clients have been engaged on the transition of their legacy USD LIBOR exposures through active transition or the implementation of fallbacks, and have been issued with communications on key regulatory developments in the transition away from USD LIBOR.
Progress made during 2021
During 2021, the Group delivered RFR product capabilities and alternatives to LIBOR across loans, bonds, securities financing transactions and derivatives required for LIBOR cessation to support transition of legacy contracts. Barclays has transitioned over 99% (by gross notional exposure) of legacy positions in those rates within the 2021 scope, onto new RFRs in line with official sector expectations and milestones. This has been achieved through bilateral negotiation of contracts with clients, including the use of appropriate fallback provisions (which became effective post 31 December 2021, however, note that the switch onto the RFR may not take place until next reset post 31 December 2021 and so exposures may still be reported as LIBOR) and taking part in large scale transition events at a number of Central Counterparty Clearing Houses (London Clearing House (LCH), Chicago Mercantile Exchange (CME), EUREX and Japan Securities Clearing Corporation (JSCC) for OTC derivatives and Intercontinental Exchange (ICE) EU and LCH CurveGlobal for exchange traded derivatives). In relation to those contracts yet to be transitioned, we remain in active dialogue with clients. Barclays transitioned the EONIA / LIBOR language in all active Credit Support Annexes (CSAs) via a number of mechanisms, primarily through bilateral CSA amendments but also by means of adherence to the ISDA 2021 EONIA Collateral Agreement Fallbacks Protocol. Barclays delivered technology and business process changes required to ensure operational readiness in preparation for LIBOR cessation and transitions to RFRs for those benchmark rates ceasing at the end of 2021. Any incremental Technology or Business Process changes required to support USD LIBOR cessation will be delivered ahead of 30 June 2023. Whilst the majority of IBOR exposures have moved to RFRs, where appropriate other rates such as fixed rates or Bank of England base rates have also been used.
Risks to which the Group is exposed as a result of the transition
Global regulators and central banks in the UK, US and EU have been driving international efforts to reform key benchmark interest rates and indices, such as LIBOR, which are used to determine the amounts payable under a wide range of transactions and make them more reliable and robust. These benchmark reforms have resulted in significant changes to the methodology and operation of certain benchmarks and indices, the adoption of RFRs, the discontinuation of certain reference rates (including LIBOR), and the introduction of implementing legislation and regulations. Specifically, regulators in the UK, US and EU have directed that certain non-US dollar LIBOR tenors cease at the end of 2021. Certain US dollar LIBOR tenors are to cease by the end of June 2023, and restrictions have been imposed on new use of USD LIBOR. Notwithstanding these developments, given the unpredictable consequences of benchmark reform, any of these developments could have an adverse impact on market participants, including the Group, in respect of any financial instruments linked to, or referencing, any of these benchmark interest rates.

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	304

Notes to the financial statements
For the year ended 31 December 2021 continued
Uncertainty associated with such potential changes, including the availability and/or suitability of alternative RFRs, the participation of customers and third-party market participants in the transition process; challenges with respect to required documentation changes; and impact of legislation to deal with ‘certain legacy’ contracts that cannot convert into or add fall-back RFRs before cessation of the benchmark they reference, may adversely affect a broad range of transactions (including any securities, loans and derivatives which use LIBOR or any other affected benchmark to determine the amount of interest payable that are included in the Group’s financial assets and liabilities) that use these reference rates and indices, and present a number of risks for the Group, including, but not limited to:
▪Conduct risk: in undertaking actions to transition away from using certain reference rates (such as LIBOR) to new alternative RFRs, the Group faces conduct risks. These may lead to customer complaints, regulatory sanctions or reputational impact if the Group is considered to be (among other things) (i) undertaking market activities that are manipulative or create a false or misleading impression, (ii) misusing sensitive information or not identifying or appropriately managing or mitigating conflicts of interest, (iii) providing customers with inadequate advice, misleading information, unsuitable products or unacceptable service, (iv)not taking a consistent approach to remediation for customers in similar circumstances, (v) unduly delaying the communication and migration activities in relation to client exposure, leaving them insufficient time to prepare, or (vi) colluding or inappropriately sharing information with competitors.
▪Litigation risk: members of the Group may face legal proceedings, regulatory investigations and/or other actions or proceedings regarding (among other things) (i) the conduct risks identified above, (ii) the interpretation and enforceability of provisions in LIBOR-based contracts, and (iii) the Group’s preparation and readiness for the replacement of LIBOR with alternative RFRs.
▪Financial risk: the valuation of certain of the Group’s financial assets and liabilities may change. Moreover, transitioning to alternative RFRs may impact the ability of members of the Group to calculate and model amounts receivable by them on certain financial assets and determine the amounts payable on certain financial liabilities (such as debt securities issued by them) because certain alternative RFRs (such as SONIA and the SOFR) are look-back rates whereas term rates (such as LIBOR) allow borrowers to calculate at the start of any interest period exactly how much is payable at the end of such interest period. This may have a material adverse effect on the Group’s cash flows.
▪Pricing risk: changes to existing reference rates and indices, discontinuation of any reference rate or indices and transition to alternative RFRs may impact the pricing mechanisms used by the Group on certain transactions.
▪Operational risk: changes to existing reference rates and indices, discontinuation of any reference rate or index and transition to alternative RFRs may require changes to the Group’s IT systems, trade reporting infrastructure, operational processes, and controls. In addition, if any reference rate or index (such as LIBOR) is no longer available to calculate amounts payable, the Group may incur additional expenses in amending documentation for new and existing transactions and/or effecting the transition from the original reference rate or index to a new reference rate or index.
▪Accounting risk: an inability to apply hedge accounting in accordance with IAS 39 could lead to increased volatility in the Group’s financial results and performance.
Any of these factors may have a material adverse effect on the Group’s business, results of operations, financial condition, prospects and reputation. While a number of the above risks in relation to transition of legacy 2021 scope onto RFRs have been substantially mitigated, they remain relevant in relation to USD and related LIBOR rate transitions.
The Group does not expect material changes to its risk management approach and strategy as a result of interest rate benchmark reform.
The following table summarises the significant exposures impacted by interest rate benchmark reform:

	GBP LIBOR	USD LIBOR	JPY LIBOR	CHF LIBOR	Others[b]	Total
As at 31 December 2021	£m	£m	£m	£m	£m	£m
Non-derivative financial assets
Loans and advances at amortised cost	14,166	15,812	25	229	431	30,663
Reverse repurchase agreements and other similar secured lending	—	186	—	—	—	186
Financial assets at fair value through the income statement	185	8,538	5	327	194	9,249
Financial assets at fair value through other comprehensive income	—	—	—	—	—	—
Non-derivative financial assets	14,351	24,536	30	556	625	40,098
Non-derivative financial liabilities
Debt securities in issue	—	(6,137)	(1,083)	—	—	(7,220)
Subordinated liabilities	—	(1,088)	—	—	(113)	(1,201)
Financial liabilities designated at fair value	(708)	(212)				(920)
Non-derivative financial liabilities	(708)	(7,437)	(1,083)	—	(113)	(9,341)
Equity
Other equity instruments	—	(3,374)	(92)	—	—	(3,466)
Standby facilities, credit lines and other commitments[a]	60,490	42,767	1,284	371	12,724	117,636

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	305

Notes to the financial statements
For the year ended 31 December 2021 continued

	GBP LIBOR	USD LIBOR	JPY LIBOR	CHF LIBOR	Others[b]	Total
As at 31 December 2020	£m	£m	£m	£m	£m	£m
Non-derivative financial assets
Loans and advances at amortised cost	30,179	18,109	173	18	1,725	50,204
Reverse repurchase agreements and other similar secured lending	—	334	—	—	—	334
Financial assets at fair value through the income statement	3,496	6,373	—	283	209	10,361
Financial assets at fair value through other comprehensive income	186	114	—	—	8	308
Non-derivative financial assets	33,861	24,930	173	301	1,942	61,207
Non-derivative financial liabilities
Debt securities in issue	(1,023)	(10,718)	(1,201)	—	—	(12,942)
Subordinated liabilities	(71)	(1,592)	—	—	—	(1,663)
Financial liabilities designated at fair value	(149)	(1,273)	(759)	—	(139)	(2,320)
Non-derivative financial liabilities	(1,243)	(13,583)	(1,960)	—	(139)	(16,925)
Equity
Other equity instruments	(3,500)	(3,131)	—	—	—	(6,631)
Standby facilities, credit lines and other commitments[a]	18,944	74,011	—	74	15,951	108,980
Notes
a    There has been a change on how exposures for multi currency loan facilities are reported in 2021, from base currency to the currency which needs to be remediated first. This has resulted in an increase in GBP LIBOR and a corresponding reduction in USD LIBOR exposure of £34bn. 2020 comparatives have not been restated to reflect this change.
b    Includes EUR LIBOR and SOR
The table above represents the exposures to interest rate benchmark reform by balance sheet account, which have yet to transition. The exposure disclosed is for positions with contractual maturities after 31 December 2021 (apart from USD, which is for maturities after 30 June 2023). Trades with exposures to other IBORs whose respective cessation dates is in the future and mature before that date have been excluded (2020: exposures are disclosed for maturities after 31 December 2021 for all rates). Balances reported at amortised cost are disclosed at their gross carrying value and do not include any expected credit losses that may be held against them.
The following table represents the derivative exposures to interest rate benchmark reform, which have yet to transition:

	GBP LIBOR	USD LIBOR	EONIA	JPY LIBOR	CHF LIBOR	Others[a]	Total
As at 31 December 2021	£m	£m	£m	£m	£m	£m	£m
Derivative notional contract amount
OTC interest rate derivatives	240,183	2,283,236	7,811	140,357	4,396	61,937	2,737,920
OTC interest rate derivatives - cleared by central counterparty	—	2,228,399	—	—	—	168,649	2,397,048
Exchange traded interest rate derivatives	—	466,339	—	—	—	—	466,339
OTC foreign exchange derivatives	183,477	461,680	—	122,823	32,900	1,419	802,299
OTC equity and stock index derivatives	—	9,949	—	—	—	—	9,949
Derivative notional contract amount	423,660	5,449,603	7,811	263,180	37,296	232,005	6,413,555

	GBP LIBOR	USD LIBOR	EONIA	JPY LIBOR	CHF LIBOR	Others[a]	Total
As at 31 December 2020	£m	£m	£m	£m	£m	£m	£m
Derivative notional contract amount
OTC interest rate derivatives	592,827	2,832,802	457,844	754,206	25,681	41,782	4,705,142
OTC interest rate derivatives - cleared by central counterparty	1,684,553	2,891,029	638,202	1,091,479	119,382	198,113	6,622,758
Exchange traded interest rate derivatives	300,182	333,705	—	—	2,494	—	636,381
OTC foreign exchange derivatives	155,285	589,334	—	93,108	31,257	1,921	870,905
OTC equity and stock index derivatives	1,845	7,946	544	1,929	491	2,141	14,896
Derivative notional contract amount	2,734,692	6,654,816	1,096,590	1,940,722	179,305	243,957	12,850,082
Note
a    Includes EUR LIBOR, SOR and STIBOR

The exposure disclosed is for positions with contractual maturities after 31 December 2021 (apart from USD, which is for maturities after 30 June 2023). Trades with exposures to other IBORs whose respective cessation dates is in the future and mature before that date have been excluded (2020: exposures are disclosed for maturities after 31 December 2021 for all rates). Derivatives are reported by using the notional contract amount and where derivatives have both pay and receive legs with exposure to benchmark reform such as cross currency swaps, the notional contract amount is disclosed for both legs. As at 31 December 2021, there were £256bn (2020: £264bn) of cross currency swaps where both the pay and receive legs are impacted by interest rate benchmark reform.
The Group also had £9bn (2020: £28bn) of Barclays issued debt retained by the group, impacted by the interest rate benchmark reform, in USD LIBOR (2020: predominately in GBP and USD LIBOR.)

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	306

Notes to the financial statements
For the year ended 31 December 2021 continued
Fallback clauses
The 31 December 2021 exposure has been broken up into those with robust fallbacks and those without. Fallbacks here are defined as any mechanism involving a ‘switch’ or ‘hardwire’ or a contractual agreement to transition to an automatically selected rate. One of the most commonly used is the ISDA 2020 IBOR Protocol published in October 2020 which enabled market participants to incorporate fallback provisions into legacy non-cleared derivatives and certain non-derivatives transactions. Market participants who have adhered to the ISDA 2020 IBOR Protocol agree, between adhering parties, that their legacy contracts will be amended to include the relevant fallback provisions. In addition to this, ISDA developed bilateral Swap Rate Fallbacks templates for GBP and JPY Swap Rate bilateral derivative trades with the GBP ICE Swap Rate fallback provisions being published in August 2021 and the JPY ISDA Swap Rate fallback provisions being published in November 2021. Whilst the fallback provisions have been applied to the majority of trades, with some limited exceptions being worked through, the switch to the replacement rate as a result of fallback provision inclusion may not take place until the next rate reset post the cessation or pre-cessation event.
The following tables present a breakdown of the exposures to IBOR reform (excluding USD LIBOR and other IBORs whose respective cessation dates is in the future) with fallbacks in place and those without:

	With appropriate fallback clause					Without appropriate fallback clause
	GBP LIBOR	JPY LIBOR	CHF LIBOR	EUR LIBOR	Total	GBP LIBOR	JPY LIBOR	CHF LIBOR	EUR LIBOR	Total
As at 31 December 2021	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Non-derivative financial assets
Loans and advances at amortised cost	9,434	5	215	412	10,066	4,732	20	14	19	4,785
Financial assets at fair value through the income statement	125	5	327	8	465	60	—	—	186	246
Non-derivative financial assets	9,559	10	542	420	10,531	4,792	20	14	205	5,031
Non-derivative financial liabilities
Debt securities in issue	—	(1,083)	—	—	(1,083)	—	—	—	—	—
Subordinated liabilities	—	—	—	—	—	—	—	—	—	—
Financial liabilities designated at fair value	(708)	—	—	—	(708)	—	—	—	—	—
Non-derivative financial liabilities	(708)	(1,083)	—	—	(1,791)	—	—	—	—	—
Equity
Other equity instruments	—	(92)	—	—	(92)	—	—	—	—	—
Standby facilities, credit lines and other commitments	36,573	653	371	9,362	46,959	23,917	631	—	3,362	27,910

The majority of the remaining exposures without fallbacks in place are either undrawn facilities or syndicated facilities where the transition is led by a third party agent. Work is ongoing with clients and agents to transition facilities or insert fallbacks prior to the next rate reset. There may be some scenarios where synthetic LIBOR is temporarily used whilst Barclays continues to work with the client to remediate their exposures, with little expectation of longer term usage.

	With appropriate fallback clause						Without appropriate fallback clause
	GBP LIBOR	EONIA	JPY LIBOR	CHF LIBOR	EUR LIBOR	Total	GBP LIBOR	EONIA	JPY LIBOR	CHF LIBOR	EUR LIBOR	Total
As at 31 December 2021	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Derivative notional contract amount
OTC interest rate derivatives	230,967	7,568	135,719	4,361	3,626	382,241	9,216	243	4,638	35	403	14,535
OTC foreign exchange derivatives	183,203	—	122,822	32,900	—	338,925	274	—	1	—	—	275
Derivative notional contract amount	414,170	7,568	258,541	37,261	3,626	721,166	9,490	243	4,639	35	403	14,810

Exposures that have not actively transitioned and do not have robust fallbacks in place will not necessarily need to apply the FCA’s approach to ‘tough legacy’ and utilise synthetic LIBOR rates. In many cases, work is ongoing to transition trades or insert fallbacks prior to the next rate reset. There may be some scenarios where synthetic LIBOR is temporarily used whilst Barclays continues to work with the client to remediate their exposures, with little expectation of longer term usage. It is also key to note that not all remaining exposures can leverage synthetic LIBOR. CHF LIBOR, EUR LIBOR and EONIA do not have any synthetic LIBOR available and only the more commonly used, 1M, 3M and 6M GBP LIBOR and JPY LIBOR tenors have a synthetic rate being published. The volume of these residual exposures is very low and work is focused on transitioning these prior to next reset.
The majority of remaining exposures where no synthetic rate is available are bilateral derivatives using GBP/JPY Swap Rates within the Markets businesses. The focus for these is agreeing the bilateral swap rate fallbacks that were published by ISDA in August (for GBP) and November (for JPY) 2021. Continued uptake of these bilateral fallbacks has been seen in early 2022.

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	307

Notes to the financial statements
For the year ended 31 December 2021 continued
42 Barclays PLC (the Parent company)
Total income
Dividends received from subsidiaries
Dividends received from subsidiaries of £1,356m (2020: £763m, 2019: £1,560m) largely relates to dividends received from Barclays Bank PLC £794m, Barclays Bank UK PLC £510m and Barclays Execution Services Limited £82m.
The dividends received in 2020 from its banking subsidiaries were paid up to Barclays PLC prior to the announcement made by the PRA on 31March 2020 that capital be preserved for use in serving Barclays customers and clients through the extraordinary challenges presented by the COVID-19 pandemic. As part of a response to this announcement, Barclays PLC took steps to provide additional capital to its banking subsidiaries.
Other income
Other income of £659m (2020: £1,192m, 2019: £1,760m) includes £804m (2020: £857m, 2019: £813m) of income received from gross coupon payments on Barclays Bank PLC and Barclays Bank UK PLC issued AT1 securities and £250m (2020: £248m) of fair value and foreign exchange losses on other positions with subsidiaries.
Total assets and liabilities
Investment in subsidiaries
The investment in subsidiaries of £62,528m (2020: £58,886m) predominantly relates to investments in the ordinary shares of Barclays Bank PLC of £35,590m (2020: £35,590m) and their AT1 securities of £9,493m (2020: £8,425m), as well as investments in the ordinary shares of Barclays Bank UK PLC of £14,245m (2020: 11,675m) and their AT1 securities of £2,570m (2020: £2,570m). The increase of £3,642m during the year was predominantly driven by a £2,573m reversal of impairment in the cost of investment of Barclays Bank UK PLC and increased AT1 holdings of $1,500m in Barclays Bank PLC.
Impairment in subsidiaries
At the end of each reporting period an impairment review is undertaken in respect of investment in the ordinary shares of subsidiaries. Where impairment may be indicated a test of the carrying value against the recoverable value is performed. Impairment being indicated where the investment exceeds the recoverable amount. The recoverable amount is calculated as a value in use (VIU) which is derived from the present value of future cash flows expected to be received from the investment. The VIU calculations use forecast attributable profit based on financial budgets approved by management, covering a five year period as an approximation of future cash flows discounted using a pre-tax discount rate appropriate to the subsidiary being tested. A terminal growth rate has then been applied to the cash flows thereafter which is based upon expectations of future inflation rates. The review identified the value in use calculated was higher than the carrying value for all subsidiaries.
Due to the improved market conditions and interest rate environment for the Group’s UK banking business compared to December 2020 the review further identified that the accumulated impairment for the investment in Barclays Bank UK PLC of £2,573m no longer existed. The VIU of Barclays Bank UK PLC was found to be significantly higher than both the carrying amount of the investment and the gross cost of the investment and hence all accumulated impairment has been reversed in December 2021. For Barclays Bank UK PLC, a discount rate of 14.5% (2020: 13.8%) has been applied to the cash flow forecast. In determining the discount rate, management have identified a cost of equity associated with market participants that closely resemble the subsidiary and adjusted for tax to arrive at the pre-tax equivalent rate. A terminal growth rate of 2.0% (2020: 2.0%) has been used to calculate a terminal value for the investment based on inflation rates to approximate future long term growth.
Loans and advances in subsidiaries
During the year, loans and advances to subsidiaries decreased by £2,638m to £22,072m (2020: £24,710m). The decrease was driven by the maturity of £2,400m dated subordinated loans in relation to Barclays Bank PLC and the maturity of £1,100m dated subordinated notes in relation to Barclays Bank UK PLC. This was partially offset by c£1,600m new issuances of dated subordinated notes by Barclays Bank PLC to Barclays PLC.
Financial assets and liabilities designated at fair value
Financial liabilities designated at fair value of £16,319m (2020: £9,507m) primarily included new issuances during the year of $5,000m and €1,500m Fixed Rate Resetting Senior Callable Notes, €750m Floating Rate Senior Callable Notes and $500m Zero Coupon Callable Notes. The proceeds raised through these transactions were used to invest in subsidiaries of Barclays PLC and are included within the financial assets designated at fair value through the income statement balance of £25,091m (2020: £17,521m). The effect of changes in the liabilities’ fair value, including those due to credit risk, is expected to offset the changes in the fair value of the related financial asset in the income statement The difference between the financial liabilities’ carrying amount and the contractual amount on maturity is £271m (2020: £324m).
Subordinated liabilities and debt securities in issue
During the year, Barclays PLC issued €1,000m and $1,000m of Fixed Rate Resetting Subordinated Callable Notes, which are included within the subordinated liabilities balance of £9,301m (2020: £7,724m). Debt securities in issue of £25,658m (2020: £28,428m) have reduced in the year due to the maturity of positions with subsidiaries.
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

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	308

Notes to the financial statements
For the year ended 31 December 2021 continued
Total equity
Called up share capital and share premium
Called up share capital and share premium of Barclays PLC is £4,536m (2020: £4,637m). The decrease in the year is primarily due to 644m shares repurchased with a total nominal value of £161m. This decrease was offset by shares issued under employee share schemes.
Other equity instruments
Other equity instruments of £12,241m (2020: £11,169m) comprises AT1 securities issued by Barclays PLC. AT1 securities are perpetual subordinated contingent convertible securities structured to qualify as AT1 instruments under prevailing capital rules applicable as at the relevant issue date. During the year there has been a new AT1 issuance with principal amount totaling $1,500m (£1,078m). For further details, please refer to Note 28.
Further information on the parent company financials are detailed on pages 221 to 223.

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	309

Shareholder information
Annual General Meeting (AGM)
The Barclays PLC 2022 AGM will be held on Wednesday 4 May 2022 at 11:00 (UK time) at Manchester Central Convention Complex, Petersfield, Manchester, M2 3GX and on an electronic platform as described in the Notice of Meeting, to be published on the Company's website (home.barclays/agm).
Keep your personal details up to date
Please remember to tell Equiniti if:
▪you move
▪you need to update your bank or building society details.
If you are a Shareview member, you can update your bank or building society account or address details online. If you are not a Shareview member and you hold 2,500 shares or less, you can update details quickly and easily over the telephone using the Equiniti contact details overleaf. If you hold more than 2,500 shares you will need to write to Equiniti.
Dividends
The Barclays PLC 2021 full year dividend for the year ended 31 December 2021 will be 4.0p per share, making the 2021 total dividend 6.0p per share.
Save time and receive your dividends faster by having them paid directly into your bank or building society account
It is easy to set up payment directly to your bank account by completing a bank mandate, meaning your money will be in your bank account on the dividend payment date. If you hold 2,500 shares or less, you can provide your bank or building society details quickly and easily over the telephone using the Equiniti contact details overleaf. If you hold more than 2,500 shares, please contact Equiniti for details of how to change your payment instruction.
Dividend Reinvestment Plan
Barclays offers a share alternative in the form of a dividend reinvestment plan (DRIP) for those shareholders who wish to elect to use their dividend payments to purchase additional ordinary shares, rather than receive a cash payment. The DRIP is provided and administered by Barclays’ registrar, Equiniti . Further details regarding the DRIP can be found at home.barclays/dividends and www.shareview.co.uk/info/drip.
Dividend Payments
Barclays has made the decision that from February 2023, dividends will no longer be paid by cheque. All future dividends will be credited to a shareholder’s nominated bank account or building society. We believe this decision is beneficial for our shareholders to safeguard dividends by using a more secure payment method, as well as removing our environmental impact of printing and posting cheques. We will be writing to shareholders with more information about our intention to cease payment of dividends by cheque when we send out our full year dividend stationery.
Managing your shares online
Shareview
Barclays shareholders can go online to manage their shareholding and find out about Barclays performance by joining Shareview. Through Shareview, you:
▪will receive the latest updates from Barclays direct to your email;
▪can update your address and bank details online;
▪can vote in advance of general meetings.
To join Shareview, please follow these three easy steps:
Step 1 Go to portfolio.shareview.co.uk
Step 2 Register for electronic communications by following the instructions on screen
Step 3 You will be sent an activation code in the post the next working day
Returning funds to shareholders
Over 60,000 shareholders did not cash their Shares Not Taken Up (SNTU) cheque following the Rights Issue in September 2013. In 2021, we continued the tracing process to reunite these shareholders with their SNTU monies and any unclaimed dividends and by the end of the year, we had returned approximately £480,309 to our shareholders, in addition to approximately £27,000 in 2020, £23,000 returned in 2019, £65,000 returned in 2018, £212,000 returned in 2017, £1.65m returned in 2016 and £2.2m in 2015.
Reducing our Environmental Impact
In line with our targets to reduce our environmental footprint, as part of our Notice of AGM mailing we will be writing to those shareholders who currently receive a paper copy of our Annual Report to ask them to reconsider their shareholder communication preferences. The Annual Report will continue to be available online at home.barclays/investor-relations/reports-and-events/annual-reports/.
Useful contact details
Equiniti
The Barclays share register is maintained by Equiniti. If you have any questions about your Barclays shares, please contact Equiniti by visiting shareview.co.uk
0371 384 2055a
(in the UK)
+44 121 415 7004
(from overseas)
0371 384 2255a
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
If you have any questions about ADRs, please contact Shareowner Services:
StockTransfer@equiniti.com or visit adr.com

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	310

Shareholder information
+1 800 990 1135
(toll free in the US and Canada)
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
To give us your feedback or if you have any questions, please contact:
privateshareholderrelations@barclays.com
Shareholder Relations, Barclays PLC, 1 Churchill Place, London E14 5HP
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
5 April 2022
Full year dividend payment date
28 April 2022
Q1 Results Announcement
4 May 2022
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
Note
aLines open 8.30am to 5.30pm (UK time) Monday to Friday, excluding public holidays.

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	311

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
The current Articles of Association were adopted at the Company’s Annual General Meeting (“AGM”) on 5 May 2021, in substitution for and to the exclusion of Articles adopted on 30 April 2010 and amended on 25 April 2013.
The following is a summary and explanation of the current Articles of Association, which are available for inspection.
Directors
(i)The minimum number of Directors (excluding alternate Directors) is five. There is no maximum limit. There is no age limit for Directors.
(ii)Excluding executive remuneration and any other entitlement to remuneration for extra services (including service on board committees) under the Articles, a Director is entitled to a fee at a rate determined by the Board but the aggregate fees paid to all Directors shall not exceed £2,000,000 per annum or such higher amount as may be approved by an ordinary resolution of the Company. Each Director is entitled to reimbursement for all reasonable travelling, hotel and other expenses properly incurred by him/her in or about the performance of his/her duties.
(iii)No Director may act (either himself/herself or through his/her firm) as an auditor of the Company. A Director may hold any other office of the Company on such terms as the Board shall determine.
(iv)At each AGM of the Company, one third of the Directors (rounded down) are required under the Articles of Association to retire from office by rotation and may offer themselves for re-election. The Directors so retiring are first, those who wish to retire and not offer themselves for re-election, and, second those who have been longest in office (and in the case of equality of service length are selected by lot). Other than a retiring Director, no person shall (unless recommended by the Board) be eligible for election unless a member notifies the Company Secretary in advance of his/her intention to propose a person for election. It is Barclays’ practice that all Directors offer themselves for re-election annually in accordance with the UK Corporate Governance Code.
(v)The Board has the power to appoint additional Directors or to fill a casual vacancy amongst the Directors. Any Director so appointed holds office until the next AGM, when he/she may offer himself/herself for reappointment. He/she is not taken into account in determining the number of Directors retiring by rotation.
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
(viii)A Director may appoint either another Director or some other person approved by the Board to act as his/her alternate with power to attend Board meetings and generally to exercise the functions of the appointing Director in his/her absence (other than the power to appoint an alternate).
(ix)The Board may authorise any matter in relation to which a Director has, or can have, a direct interest that conflicts, or possibly may conflict with, the Company’s interests. Only Directors who have no interest in the matter being considered will be able to authorise the relevant matter and they may impose limits or conditions when giving authorisation if they think this is appropriate.
(x)A Director may hold positions with or be interested in other companies and, subject to legislation applicable to the Company and the FCA’s requirements, may contract with the Company or any other company in which the Company is interested. A Director may not vote or count towards the quorum on any resolution concerning any proposal in which he/she (or any person connected with him/her) has a material interest (other than by virtue of his/her interest in securities of the Company) or if he/she has a duty which conflicts or may conflict with the interests of the Company, unless the resolution relates to any proposal:
(a)to indemnify a Director or provide him/her with a guarantee or security in respect of money lent by him/her to, or any obligation incurred by him/her or any other person for the benefit of (or at the request of), the Company (or any other member of the Group);
(b)to indemnify or give security or a guarantee to a third party in respect of a debt or obligation of the Company (or any other member of the Group) for which the Director has personally assumed responsibility;
(c)to obtain insurance for the benefit of Directors;
(d)involving the acquisition by a Director of any securities of the Company (or any other member of the Group) pursuant to an offer to existing holders of securities or to the public;
(e)that the Director underwrite any issue of securities of the Company (or any other member of the Group);
(f)concerning any other company in which the Director is interested as an officer or creditor or Shareholder but, broadly, only if he/she (together with his/her connected persons) is directly or indirectly interested in less than 1% of either any class of the issued equity share capital or of the voting rights of that company; and
(g)concerning any other arrangement for the benefit of employees of the Company (or any other member of the Group) under which the Director benefits or stands to benefit in a similar manner to the employees concerned and which does not give the Director any advantage which the employees to whom the arrangement relates would not receive.
(xi)A Director may not vote or be counted in the quorum on any resolution which concerns his/her own employment or appointment to any office of the Company or any other company in which the Company is interested.
(xii)Subject to applicable legislation, the provisions described in sub-paragraphs (x) and (xi) may be relaxed or suspended by an ordinary resolution of the members of the Company or any applicable governmental or other regulatory body.
(xiii)A Director is required to hold an interest in ordinary shares having a nominal value of at least £500, which currently equates to 2,000 Ordinary Shares unless restricted from acquiring or holding such interest by any applicable law or regulation or any applicable governmental or other regulatory body. A Director may act before acquiring those shares but must acquire the qualification shares within two months from his/her appointment. Where a Director is unable to acquire the requisite number of shares within that time owing to law, regulation or requirement of any governmental or other relevant authority, he/she must acquire the shares as soon as reasonably practicable once the restriction(s) end.
(xiv)The Board may exercise all of the powers of the Company to borrow money, to mortgage or charge its undertaking, property and uncalled capital and to issue debentures and other securities.
Classes of Shares
The Company only has Ordinary Shares in issue. The Articles of Association also provide for pound sterling preference shares of £100 each, US dollar preference shares of US$100 each, US dollar preference shares of $0.25 each, euro preference shares of €100 each and yen preference shares of ¥10,000 each (together, the “Preference Shares”). In accordance with the authority granted at the AGM on 5 May 2021, Preference Shares may be issued by the Board from time to time in one or more series with such rights and subject to such restrictions and limitations as the Board may determine. No Preference Shares have been issued to date.

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	312

Additional information

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
All unclaimed dividends payable in respect of any share may be invested or otherwise made use of by the Board for the benefit of the Company until claimed. If a dividend is not claimed after 12 years of it becoming payable, it is forfeited and reverts to the Company. The Company shall hold the net proceeds from the sale of shares owned by untraced Shareholders for a period of six years after which the proceeds shall belong to the Company.
The Board may, with the approval of an ordinary resolution of the Company, offer Shareholders the right to choose to receive an allotment of additional fully paid Ordinary Shares instead of cash in respect of all or part of any dividend. The Company currently provides a dividend reinvestment programme but has the option to provide a scrip dividend programme pursuant to an authority renewed at the AGM on 1 May 2018.
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
Subject as noted above, all Shareholders are entitled to attend and vote at general meetings. The Articles do, however, provide that arrangements may be made for simultaneous attendance at a satellite meeting place or, if the meeting place is inadequate to accommodate all members and proxies entitled to attend, another meeting place may be arranged to accommodate such persons other than that specified in the notice of meeting, in which case Shareholders may be excluded from the principal place. The Articles also allow for a hybrid meeting, whereby Shareholders may attend by electronic means or physically.
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

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	313

Additional information

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
Dividends on the ordinary shares of Barclays PLC
The dividends declared for each of the last five years were:

Pence per 25p ordinary share
	2021	2020	2019	2018	2017
Half year	2.00	—	3.00	2.50	1.00
Full year	4.00	1.00	—	4.00	2.00
Total	6.00	1.00	3.00	6.50	3.00

US Dollars per 25p ordinary share
	2021	2020	2019	2018	2017
Half year	0.03	—	0.04	0.03	0.01
Full year	0.05	0.01	—	0.05	0.02
Total	0.08	0.01	0.04	0.08	0.03
The gross dividends applicable to an American Depositary Share (ADS) representing four ordinary shares, before deduction of withholding tax, are as follows:

US Dollars per American Depositary Share
	2021	2020	2019	2018	2017
Half year	0.11	—	0.15	0.13	0.05
Full year	0.22	0.06	—	0.21	0.10
Total	0.33	0.06	0.15	0.34	0.15
The final dividends shown above are expressed in Dollars translated at the closing spot rate for Pounds Sterling as determined by Bloomberg at 5pm in New York City (the ‘Closing Spot Rate’) on the latest practicable date for inclusion in this report. No representation is made that Pounds Sterling amounts have been, or could have been, or could be, converted into Dollars at these rates.
Trading market for ordinary shares of Barclays PLC
The principal trading market for Barclays PLC ordinary shares is the London Stock Exchange. At the close of business on 31 December 2021,16,752,457,128 ordinary shares were in issue.
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
There were 393 ADR holders and 1,626 recorded holders of ordinary shares with US addresses at 31 December 2021, whose shareholdings represented approximately 3.78% of total outstanding ordinary shares on that date. Since a certain number of the ordinary shares and ADRs were held by brokers or other nominees, the number of recorded holders in the US may not be representative of the number of beneficial holders or of their country of residence.

Shareholdings at 31 December 2021[a]
	Number of shareholders	Percentage of holders	Shares held	Percentage of capital
		%		%
Classification of shareholders
Personal Holders	226,123	97.70	384,793,471	2.30
Banks and Nominees	1,855	0.80	13,917,495,420	83.09
Other Companies	3,348	1.50	2,448,162,587	14.61
Insurance Companies	1	—	208	—
Pension Funds	1	—	5,442	—
Total	231,331	100	16,752,457,128	100
Shareholding range
1 - 100	16,923	7.32	620,911	—
101 - 250	49,356	21.34	10,045,978	0.06
251 - 500	62,664	27.09	21,946,087	0.13
501 - 1,000	36,806	15.91	26,004,671	0.16
1,001 - 5,000	46,095	19.93	102,207,117	0.61
5,001 - 10,000	10,110	4.37	71,061,669	0.42
10,001 - 25,000	6,023	2.60	91,233,618	0.54
25,001 - 50,000	1,454	0.63	49,600,770	0.30
50,001 and over	1,900	0.82	16,379,736,307	97.78
Total	231,331	100.00	16,752,457,128	100
United States Holdings	1,626	0.70	4,193,907	0.03
Note
aThese figures do not include Barclays Sharestore members.

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	314

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
(i)Taxation of dividends
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
For the tax year from 6 April 2021 to 5 April 2022 (inclusive), a nil rate of UK income tax applies to the first £2,000 of Total Dividend Income received by an individual shareholder in that tax year (the ‘Nil Rate Amount’). For the 2018-2019, 2019-2020 and 2020-2021 tax years, the Nil Rate Amount was £2,000. For the 2016-2017 and 2017-2018 tax years, the Nil Rate Amount was £5,000.
Where the Total Dividend Income received by an individual shareholder in a tax year exceeds the relevant Nil Rate Amount for that tax year, the excess amount (the ‘Remaining Dividend Income’) will be subject to UK income tax at the following current rates:
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
(ii)Taxation of shares under the Dividend Re-Investment Plan
Where a shareholder elects to purchase Shares using their cash dividend as part of the Dividend Re-Investment Plan, such shareholder will generally be liable for UK tax on the amount of the dividend as described in (i) Taxation of dividends above, in the same way as the shareholder would have been on the receipt of a cash dividend. For capital gains purposes, the base cost of Shares purchased under the Dividend Re-Investment Plan will be the amount of the cash dividend used to purchase such Shares.
(iii)Taxation of capital gains
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
(iv)Stamp duty and stamp duty reserve tax
Dealings in Shares (including, for the avoidance of doubt, any Shares purchased as part of the Dividend Re-Investment Plan or previously purchased as part of the Scrip Dividend Programme) will generally be subject to UK stamp duty or stamp duty reserve tax (although see the comments below as regards ADSs in the section ‘Taxation of US holders – UK stamp duty and stamp duty reserve tax’). Any document effecting the transfer on sale of Shares will generally be liable to stamp duty at 0.5% of the consideration paid for that transfer (rounded up to the next £5). An unconditional agreement to transfer Shares, or any interest therein, will generally be subject to stamp duty reserve tax at 0.5% of the consideration given. Such liability to stamp duty reserve tax will be cancelled, or a right to a repayment (generally with interest) in respect of the stamp duty reserve tax liability will arise, if the agreement is completed by a duly stamped transfer within six years of the agreement having become unconditional. Both stamp duty and stamp duty reserve tax are normally the liability of the transferee.
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

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	315

Additional information

(v)Inheritance tax
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
Taxation of US Holders
The following is a summary of certain US federal income tax considerations and certain UK tax considerations to the purchase, ownership and disposition of Ordinary Shares of Barclays PLC or ADSs representing such Ordinary Shares (the "Shares") that are likely to be relevant for US Holders (as defined below) who own the Shares as capital assets for tax purposes. This discussion is not a comprehensive analysis of all the potential US or UK tax consequences that may be relevant to US Holders and does not discuss particular tax consequences that may be applicable to US Holders who may be subject to special tax rules, such as banks, brokers or dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting for securities holdings, financial institutions, tax-exempt organisations, regulated investment companies, life insurance companies, entities or arrangements that are treated as partnerships for US federal income tax purposes (or partners therein), holders that own or are treated as owning 10% or more of the stock of Barclays PLC measured either by voting power or value, holders that hold Shares as part of a straddle or a hedging or conversion transaction, holders that purchase or sell Shares as part of a wash sale, holders whose functional currency is not the US Dollar, or holders who are resident, or who are carrying on a trade, in the UK. The summary also does not address state or local taxes or any aspect of US federal taxation other than US federal income taxation (such as the estate and gift tax, the alternative minimum tax or the Medicare tax on net investment income). Investors are advised to consult their tax advisers regarding the tax implications of their particular holdings, including the consequences under applicable state and local law, and in particular whether they are eligible for the benefits of the Treaty (as defined below).
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
Taxation of dividends
Subject to the PFIC rules discussed below, the gross amount of any distribution of cash or property with respect to the Shares (including any amount withheld in respect of UK taxes) that is paid out of Barclays PLC’s current or accumulated earnings and profits (as determined for US federal income tax purposes) will be includable in a US Holder’s taxable income as ordinary dividend income on the day such US Holder receives the dividend, in the case of Ordinary Shares, or the date the Depositary receives the dividends, in the case of ADRs, and will not be eligible for the dividends-received deduction allowed to corporations under the Code.
Subject to certain exceptions for short-term positions, dividends paid by Barclays PLC to an individual with respect to the Shares will generally be subject to taxation at a preferential rate if the dividends are “qualified dividend income.” Dividends paid on the Shares will be treated as qualified dividend income if (i) the Shares are readily tradable on an established securities market in the United States or Barclays PLC is eligible for the benefits of a comprehensive tax treaty with the United States that the US Treasury determines is satisfactory for purposes of this provision and that includes an exchange of information program, and (ii) Barclays PLC was not a PFIC (as defined below) in the year of the distribution or the immediately preceding taxable year. The ADRs are listed on the New York Stock Exchange, and will qualify as readily tradable on an established securities market so long as they are so listed. In addition, the US Treasury has determined that the Treaty meets the requirements for reduced rates of taxation, and Barclays PLC believes that it is eligible for the benefits of the Treaty. Based on its audited financial statements and relevant market and shareholder date, Barclays PLC believes that it was not treated as a PFIC for US federal income tax purposes with respect to its 2020 or 2021 taxable years. In addition, based on its audited financial statements and current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, Barclays PLC does not anticipate becoming a PFIC for its current taxable year or in the foreseeable future.
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
Taxation of passive foreign investment companies (PFICs)
Barclays PLC believes that its Shares should not be treated as stock of a passive foreign investment company (“PFIC”) for US federal income tax purposes, but this conclusion is a factual determination that is made annually and thus may be subject to change. In general, Barclays PLC will be a PFIC with respect to a US Holder if, for any taxable year in which a US Holder holds the Shares, either (i) at least 75% of the gross income of Barclays PLC for the taxable year is passive income, or (ii) at least 50% of the value, generally determined on the basis of a quarterly average, of Barclays PLC’s assets is attributable to assets that produce or are held for the production of passive income (including cash). With certain exceptions, a US Holder’s Shares will be treated as stock of a PFIC if Barclays PLC was a PFIC at any time during such holder’s holding period in its Shares.
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

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	316

Additional information

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

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	317

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
–Share distributions, stock splits, rights issues, mergers
–Exchange of securities or other transactions or event or other distribution affecting the ADSs or deposited securities
$5.00 or less per 100 ADSs (or portion thereof) evidenced by the new ADSs delivered
Receiving or distributing cash dividends	Distribution of cash dividends	$0.02 or less per ADS[a]
Selling or exercising rights	Distribution or sale of securities, the fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities	$5.00 or less per each 100 ADSs (or portion thereof)
Withdrawing an underlying ordinary share	Acceptance of ADSs surrendered for withdrawal of deposited ordinary shares	$5.00 or less for each 100 ADSs (or portion thereof)
General depositary services, particularly those charged on an annual basis	Other services performed by the ADR depositary in administering the ADS program	No fee currently payable
Expenses of the ADR depositary
Expenses incurred on behalf of Holders in connection with:
–Expenses of the ADR depositary in connection with the conversion of foreign currency into US dollars (which are paid out of such foreign currency)
–Taxes and other governmental charges
–Cable, telex and facsimile transmission/delivery
–Transfer or registration fees, if applicable, for the registration of transfers or underlying ordinary shares
–Any other charge payable by ADR depositary or its agents
Expenses payable at the sole discretion of the ADR depositary by billing Holders or by deducting charges from one or more cash dividends or other cash distributions
Note
aThe fee in relation to the distribution of cash dividends was $0.0043273 per ADS in respect of dividends paid in the year ended 31 December 2021.

Fees and payments made by the ADR depositary to Barclays
The ADR depositary has agreed to provide Barclays with an amount based on any cash dividend, issuance and cancellations fees charged during each twelve-month period for expenses incurred by Barclays in connection with the ADS program. Barclays is entitled to $643,109.26 for the year ended 31 December 2021, though such amount has not yet been paid to Barclays by the ADR depositary. In 2021, Barclays received $373,733 relating to ADR activity for the year ended 31 December 2020.
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

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	318

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
Code of Ethics
The NYSE Rules require that domestic US companies adopt and disclose a code of business conduct and ethics for Directors, officers and employees. The Barclays Way was introduced in 2013, this is a Code of Conduct which outlines the Values and Behaviours which govern our way of working across our business globally. The Barclays Way has been adopted on a Group-wide basis by all Directors, Officers and employees. The Barclays Way is available to view on the Barclays website at home.barclays/about-barclays/barclays-values.
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

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	319

Additional information

Major shareholders
Major shareholders do not have different voting rights from those of other shareholders. Information provided to the Company by substantial shareholders pursuant to the FCA’s Disclosure Guidance and Transparency Rules are published via a Regulatory Information Service and is available on the Company’s website.
Refer to the Directors’ report, Other statutory information section for a breakdown of major shareholders as at 31 December 2021. Comparatives for 2020 and 2019 are presented below.
As at 31 December 2020, the Company had been notified under Rule 5 of the Disclosure and Transparency Rules of the UKLA of the following holdings of voting rights in its shares:

2020
Holder	Number of Barclays shares	% of total voting rights attached to issued share capital[a]
BlackRock Inc[b]	944,022,209	5.78
Qatar Holding LLC[c]	1,017,455,690	5.86
Sherborne Investors[d]	943,949,089	5.48
The Capital Group Companies Inc[e]	843,819,487	4.87
Norges Bank	521,031,852	3.00

Notes
aThe percentage of voting rights detailed above was calculated at the time of the relevant disclosures made in accordance with Rule 5 of the Disclosure Guidance and Transparency Rules.
bTotal shown includes 6,687,206 contracts for difference to which voting rights are attached. Part of the holding is held as American Depositary Receipts. On 28 January 2020, BlackRock Inc. disclosed by way of a Schedule 13G filed with the Securities Exchange Commission beneficial ownership of 1,303,744,297 ordinary shares of the company as at 31 December 2020,,representing 7.5% of that class of shares.
cQatar Holding LLC is wholly-owned by Qatar Investment Authority.
dWe understand from disclosures that the Sherborne shares are held via three funds ultimately controlled by Edward Bramson and Stephen Welker in their capacity as managing directors of Sherborne Investors Management GP, LLC (Sherborne Management GP), and Sherborne Investors GP, LLC. Sherborne Management GP is the general partner of Sherborne Investors Management LP (Sherborne Investors) which is the investment manager of each of the three funds beneficially interested in the Sherborne shares being Whistle Investors LLC, Whistle Investors II LLC and Whistle Investors III LLC. Amendment No.2 to a Schedule 13D filing, filed on 7 November 2019, also disclosed that certain funded derivative transactions, which were used to purchase 505,086,254 of such shares, have been extended to expire on various dates during the period beginning 14 December 2021 (previously 21 October 2019) and ending 22 July 2022 (previously 16 March 2021).
eThe Capital Group Companies Inc (CG) holds its shares via CG Management companies. Part of the CG holding is held as American Depositary Receipts.

As at 31 December 2019, the Company had been notified under Rule 5 of the Disclosure and Transparency Rules of the UKLA of the following holdings of voting rights in its shares:

2019
Holder	Number of Barclays shares	% of total voting rights attached to issued share capital[a]
BlackRock Inc[b]	1,039,595,156	6.02
Qatar Holding LLC[c]	1,017,455,690	5.87
Sherborne Investors[d]	943,949,089	5.48
The Capital Group Companies Inc[e]	855,511,385	4.96
Notes
aThe percentage of voting rights detailed above was calculated at the time of the relevant disclosures made in accordance with Rule 5 of the Disclosure Guidance and Transparency Rules.
bTotal shown includes 6,950,721 contracts for difference to which voting rights are attached. Part of the holding is held as American Depositary Receipts. On 4 February 2020, BlackRock Inc. disclosed by way of a Schedule 13G filed with the Securities Exchange Commission beneficial ownership of 1,149,011,610 ordinary shares of the company, representing 6.6% of that class of shares.
cQatar Holding LLC is wholly-owned by Qatar Investment Authority.
dWe understand from disclosures that the Sherborne shares are held via three funds ultimately controlled by Edward Bramson and Stephen Welker in their capacity as managing directors of Sherborne Investors Management GP, LLC (Sherborne Management GP), and Sherborne Investors GP, LLC. Sherborne Management GP is the general partner of Sherborne Investors Management LP (Sherborne Investors) which is the investment manager of each of the three funds beneficially interested in the Sherborne shares being Whistle Investors LLC, Whistle Investors II LLC and Whistle Investors III LLC. Amendment No.2 to a Schedule 13D filing, filed on 7 November 2019, also disclosed that certain funded derivative transactions, which were used to purchase 505,086,254 of such shares, have been extended to expire on various dates during the period beginning 14 December 2021 (previously 21 October 2019) and ending 22 July 2022 (previously 16 March 2021).
eThe Capital Group Companies Inc (CG) holds its shares via CG Management companies. Part of the CG holding is held as American Depositary Receipts.

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	320

Additional information

Disclosure controls and procedures
The Chief Executive, C.S. Venkatakrishnan, and the Group Finance Director, Tushar Morzaria, conducted with Group Management an evaluation of the effectiveness of the design and operation of the Group’s disclosure controls and procedures of each of Barclays PLC as at 31 December 2021, which are defined as those controls and procedures designed to ensure that information required to be disclosed in reports filed or submitted under the US Securities Exchange Act of 1934 is recorded, processed, summarised and reported within the time periods specified in the US Securities and Exchange Commission’s rules and forms. As of the date of the evaluation, the Chief Executive and Group Finance Director concluded that the design and operation of these disclosure controls and procedures were effective.
Board of Directors
See the Directors’ report for biographies.

Group Executive Committee
Officers of the Group		Date of Appointment as Officer
C S Venkatakrishnan	Group Chief Executive	2021
Paul Compton	Global Head of the Corporate & Investment Bank and President of Barclays Bank PLC (BBPLC)	2016
Alistair Currie	Global Head of Consumer Banking and Payments	2019
Matt Hammerstein	CEO, Barclays UK	2019
Tushar Morzaria	Group Finance Director	2013
Laura Padovani	Group Chief Compliance Officer	2017
Mark Ashton Rigby	Group Chief Operating Officer, Chief Executive Officer, BX	2019
Tristram Roberts	Group HR Director	2015
Taalib Shaah	Group Chief Risk Officer	2020
Stephen Shapiro	Group General Counsel and Company Secretary	2017
Sasha Wiggins	Group Head of Public Policy and Corporate Responsibility	2020
C.S. Venkatakrishnan, Group Chief Executive, Executive Director
See the Directors’ report for biography.
Tushar Morzaria, Group Finance Director, Executive Director
See the Directors’ report for biography.
Mark Ashton-Rigby, Group Chief Operating Officer, Chief Executive Officer, BX
In his role as Group Chief Operating Officer, Mark is responsible for Barclays Operations and Technology, leading on the ambition to be a world-class provider of simple, efficient, innovative and secure Operation and Technology services to Barclays’ trading entities, generating sustainable growth and returns. Mark’s responsibilities also include Real Estate, Controls, and the Chief Data Office. Mark is also Chief Executive Officer, Barclays Execution Services (BX). In that capacity, Mark leads the continuous enhancement of Barclays’ operating structure, to drive efficiency across the organisation and generate excellent outcomes for our customers and clients. Mark joined Barclays in September 2016 as Group Chief Information Officer. In this role, Mark was responsible for the bank’s global technology systems and infrastructure, and led on the transformation of the technology foundations across our retail and wholesale businesses. The increased digitisation of our consumer offering demonstrates that our technology infrastructure and innovation capabilities are a competitive advantage for Barclays, building a compelling client value proposition. Prior to joining Barclays, Mark was Chief Information Officer for JP Morgan’s Corporate and Investment bank. Prior to that, he held various Senior Technology roles at UBS and Deutsche Bank.
Paul Compton, Global Head of the Corporate & Investment Bank and President of Barclays Bank PLC
Paul Compton is Global Head of Corporate & Investment Bank, and President of Barclays Bank PLC (BBPLC), and a member of the Group Executive Committee of Barclays, based in New York. Paul leads the provision of funding, financing, strategic and risk management for money managers, financial institutions, governments, supranational organisations and corporate clients, and is responsible for overseeing the Corporate and Investment Bank, which comprises our global Banking, Markets and Corporate Banking businesses. Prior to his appointment as Global Head of Corporate and Investment Bank & President of Barclays Bank PLC in November 2021, Paul served as Global Head of Investment Banking and Co-President of BBPLC and previously as Barclays Group Chief Operating Officer, and as Chief Executive Officer of Barclays Execution Services (BX), delivering operations and technology services to Barclays businesses globally. Before joining Barclays in 2016, Paul served for nearly two decades in a variety of senior roles at JPMorgan Chase, including Group Chief Administrative Officer, and Chief Financial Officer and Chief Administrative Officer of the Investment Bank.
Prior to JPMorgan, Paul spent 10 years as a Principal at Ernst & Young in the Brisbane, Australia and New York offices.
Alistair Currie, Global Head of Consumer Banking and Payments
Alistair became Global Head of Consumer Banking and Payments in November 2021. He leads the ongoing transformation of the consumer banking and payments business as they become more digitally focussed, efficient and returns driven, whilst delivering excellent customer service. Alistair joined Barclays in August 2017 as Chief Operating Officer & Head of Product for Corporate Banking and is a member of the Corporate Banking and the Barclays International COO Executive Committees. In October 2017 Alistair became Co-Head of Corporate Banking and in September 2018 Alistair was appointed as Head of Corporate Banking. Prior to joining Barclays, Alistair was at the ANZ Banking Group in Australia where he most recently held the role of Group Chief Operating Officer, responsible for technology, shared services, operations and property, and played a key role in the ANZ’s digital transformation. Before taking up this role in 2011, he had previously joined ANZ in 2008 as Managing Director, Transaction Banking. Before ANZ, Alistair spent 18 years at HSBC in a variety of international banking roles in the UK, Middle East and Asia including President and CEO of HSBC, Taiwan, between 2007 and 2008. As Regional Head of Trade Services, HSBC Asia Office in Hong Kong from 2004 to 2007, Alistair further developed HSBC’s market-leading trade finance position in the region and from 2001 to 2004, he was COO, Wells Fargo HSBC Trade Bank NA, San Francisco. With 27 years as a banking professional, Mr. Currie has a wealth of experience in institutional, large corporate, mid-corporate and consumer client segments as well as transaction banking, trade finance, cash management and technology, and a track record in delivering business transformation and high quality customer outcomes.
Matt Hammerstein, CEO, Barclays UK
Matt Hammerstein is the CEO for Barclays Bank UK, covering Retail Banking, Investments and Wealth UK, Business Banking and Barclaycard UK. Prior to becoming CEO, Matt was Head of Retail Lending covering both the secured and unsecured lending businesses. Matt joined Barclays in 2004 as Director of Group Strategy, later progressing to become the Group Chief of Staff; a key strategic role in which he provided vital support to the Group CEO during the financial crisis. Matt went on to manage Barclays Group Corporate Strategy and Corporate Relations, Barclays Customer and Client Experience in Retail and Business Banking and Barclays UK Retail Products and Segments. Before Joining Barclays, Matt was a Senior Management Consultant at Marakon Associates where he worked for 12 years in the financial services, consumer products and energy sectors within the Americas and Europe. Matt is a member of the BBUK Board and sits on the Money and Pensions Service Adult Advisory Group. Matt is also a Member of the FCA Practitioner Panel and Trustee of the Charities Aid Foundation AMERICA and active ambassador in Barclays for inclusion, wellbeing and anything that makes the workplace more fun.

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	321

Additional information

Laura Padovani, Group Chief Compliance Officer
Laura is currently the Group Chief Compliance Officer for Barclays and has worked at the bank since joining as the Head of Global Compliance Services in 2015. In 2016, Laura's role was expanded to cover the Compliance Chief of Staff Office, where she would deputise for the Chief Compliance Officer in various capacities.. Laura joined from American Express and has over 25 years of financial services experience. She started her career with American Express in Argentina in 1991 where she established the first Compliance office and co-ordinated their Legal function. Laura moved to New York in 1997 to assist with the development of the Global Anti-Money Laundering Program for American Express. In 2000, Laura broadened her Financial Services experience moving to Aviva as the Head of International Compliance responsible for all non-UK offices across North America, Europe and Asia Pacific. Laura returned to American Express in 2004 focused on Global Consumer Financial Services and European Emerging Markets, and then as the Global Head of International Regulatory Compliance. Laura is fluent in Spanish and Italian and has been involved in many networking initiatives for Women, both at American Express and now at Barclays.
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
Stephen Shapiro, Group General Counsel and Company Secretary
Stephen previously served as the Group Company Secretary and Deputy General Counsel of SABMiller plc. Prior to this, he practised law as a partner in a law firm in South Africa, and subsequently in corporate law and M&A at Hogan Lovells in the UK. He was appointed as Group Company Secretary of Barclays in November 2017 and was subsequently appointed Group General Counsel in August 2020, in addition to his role as Company Secretary. Stephen is an active industry contributor and serves as a member of the GC100 Executive Committee, the association of General Counsel and Company Secretaries working in FTSE 100 companies, having previously served as Vice Chair until January 2022. Stephen also previously served as Chairman of the ICC UK’s Committee on Anti-Corruption.
Sasha Wiggins, Group Head of Public Policy and Corporate Responsibility
Sasha Wiggins is the Group Head of Public Policy and Corporate Responsibility at Barclays, based in London. She is a member of the bank’s Group Executive Committee. Sasha is responsible for leading Barclays’ efforts in tackling climate change, and for integrating the bank’s ambition and commitments to help accelerate the transition to a low-carbon economy into the business. She also has accountability for the bank’s sustainability and citizenship agendas, and for ensuring the company’s societal purpose is present in strategic decision-making at the highest levels in the organisation. In addition, Sasha has overall responsibility for Corporate Relations and Regulatory Relations, and is also Group Chief of Staff to the Group Chief Executive. Sasha joined Barclays in 2002, progressing through a number of roles in the Private Bank. In 2015, she was appointed CEO of Barclays Bank Ireland, overseeing the Corporate Banking and Wealth businesses in the region. She subsequently became Head of East and South East for UK Corporate Banking coverage in 2017 where she was responsible for developing and executing the bank’s strategy for the mid-corporate client segment. Sasha was appointed the Group Chief of Staff in 2018, and assumed her current role in May 2020, joining the Group Executive Committee. Sasha has significant experience of communicating with stakeholders, including C-suite clients, regulators, Government Ministers, as well as the media. She is a fellow of the Chartered Institute for Securities & Investment and has over 20 years investment experience. Sasha also dedicates considerable time and energy to the diversity agenda, speaking at many internal and external events.
Repurchase of shares

Month	Period	Total Shares Purchased	Average Price Paid Per Share (pence)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate GBP Value) of Shares that May Yet be Purchased Under the Plans or Programs
Jan-21	Month 1
Feb-21	Month 2				£700,000,000
Mar-21	Month 3	142,567,773	183.32p	142,567,773	£438,642,389
Apr-21	Month 4	234,788,978	186.82p	377,356,751	£—
May-21	Month 5
Jun-21	Month 6
Jul-21	Month 7				£500,000,000
Aug-21	Month 8	80,240,000	181.78p	457,596,751	£354,138,380
Sep-21	Month 9	73,323,060	181.94p	530,919,811	£220,737,358
Oct-21	Month 10	39,152,859	197.36p	570,072,670	£143,465,034
Nov-21	Month 11	74,271,728	193.16p	644,344,398	£—
Dec-21	Month 12

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	322

Additional information

Section 13(r) to the US Securities Exchange Act of 1934 (Iran sanctions and related disclosure)
Section 13(r) of the U.S. Securities Exchange Act of 1934 as amended (the “Exchange Act”) requires each SEC reporting issuer to disclose in its annual and, if applicable, quarterly reports whether it or any of its affiliates have knowingly engaged in certain activities, transactions or dealings relating to Iran or with the Government of Iran or certain designated natural persons or entities involved in terrorism or the proliferation of weapons of mass destruction during the period covered by the report. The requirement includes disclosure of activities not prohibited by U.S. or other law even if conducted outside the U.S. by non-U.S. companies or affiliates in compliance with local law. Pursuant to Section 13(r) of the Exchange Act we note the following in relation to activity occurring in 2021, the period covered by this annual report, or in relation to activity we became aware of in 2021 relating to disclosable activity prior to the reporting period. Except as noted below, Barclays intends to continue the activities described. Barclays does not allocate profits at the level of these activities, which in any event would not be significant, and we therefore report only gross revenue where measurable. Barclays attributed revenue of approximately GBP 14,290 in relation to the activities disclosed below.
Legacy Guarantees
Between 1992 and 2006, Barclays entered into several guarantees for the benefit of Iranian banks in connection with the supply of goods and services by Barclays customers to Iranian buyers (the “Iranian guarantees”). These were counter guarantees issued to Iranian banks to support guarantees issued by these banks to the Iranian buyers. The Iranian banks and a number of the Iranian buyers were either subsequently designated as Specially Designated Nationals and Blocked Persons (“SDN”) by the U.S. Department of the Treasury, Office of Foreign Assets Control (“OFAC”), or are owned by the Government of Iran. In addition, between 1993 and 2005, Barclays entered into similar guarantees for the benefit of a Syrian bank that was subsequently designated pursuant to the Weapons of Mass Destruction Proliferators Sanctions Regulations (“WMDPSR”) in August 2011 (the “WMDPSR guarantees”).
These guarantees were issued either on:
i.an “extend or pay” basis, which means that, although the guarantee is of limited duration on its face, until there is full performance under the contract to provide goods and services, the terms of the guarantee require Barclays to maintain the guarantee or pay the beneficiary bank the full amount of the guarantee; or
ii.the basis that Barclays obligations can only be discharged with the consent of the beneficiary counterparty.
Barclays is not able to exit its obligations under the above guarantees unilaterally, and thus it maintains a limited legacy portfolio of these guarantees, which were in compliance with applicable laws and regulations at the time they were entered into. Barclays intends to terminate the guarantees where an agreement can be reached with the counterparty, in accordance with applicable laws and regulations. Barclays attributed no revenue in 2021 in relation to the Iranian guarantees. Barclays attributed revenue of approximately GBP 14,000 in 2021 in relation to the WMDPSR guarantees.
Lease Payments
Barclays is party to a long-term lease, entered into in 1979, with the National Iranian Oil Company (“NIOC”), pursuant to which Barclays rents part of NIOC House in London for a Barclays branch. The lease is for 60 years, contains no early termination clause, and has 18 years remaining. Barclays makes quarterly lease payments in GBP to the bank account of an entity that is owned by the Government of Iran. This bank account is maintained with an Iranian SDN bank that is ultimately owned by the Government of Iran. The payments are made in accordance with applicable laws and regulations. Barclays attributed no revenue in 2021 in relation to this activity.
Local Clearing Systems
Banks based in the United Arab Emirates (“UAE”), including certain Iranian SDN banks, participate in the various banking payment and settlement systems used in the UAE (the “UAE Clearing Systems”). Barclays, by virtue of its banking activities in the UAE, participates in the UAE Clearing Systems, in accordance with applicable laws and regulations. In order to mitigate the risk of engaging in transactions in which participant Iranian SDN banks may be involved, Barclays has implemented restrictions relating to its involvement in the UAE Clearing Systems. Barclays attributed no revenue in 2021 in relation to this activity.
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
Payments Notified
A Barclays customer was designated pursuant to the Global Terrorism Sanctions Regulations (“GTSR”) in March 2016. Barclays continued to receive credit card repayments from this customer in accordance with applicable laws and regulations. A block continues to be applied to the card to prevent any further spending. Barclays attributed revenue of approximately GBP 115 in 2021 in relation to this activity.
Barclays maintains a customer relationship with a UK-incorporated medical manufacturing company. In 2021, Barclays processed a number of payments, for the benefit of our customer, relating to the export of medical devices to a privately-owned Iranian entity. The end users of these medical devices include hospitals, medical universities, or clinics that may be owned or controlled by, or affiliated with, the Government of Iran. The payments were made in accordance with applicable laws and regulations and all payments were received from the privately-owned Iranian entity; no payments were received directly from any SDN or entity owned or controlled by, or affiliated with, the Government of Iran. Although OFAC has issued general licenses relating to the sale of medical devices to Iran, these licenses do not apply to sales of non-U.S. origin items by non-U.S. persons. Barclays attributed revenue of approximately GBP 120 in 2021 in relation to this activity.
Barclays maintains customer relationships with several individuals who are employed by a UK-based SDN entity that is ultimately owned by the Government of Iran. Payments are received in GBP from a UK-based payment services company and are credited to the customers’ accounts with Barclays. The payments are processed in accordance with applicable laws and regulations. No payments are received directly from any entity owned by the Government of Iran or any SDN. Barclays attributed no revenue in 2021 in relation to this activity.
Barclays maintains a relationship with Her Majesty's Revenue & Customs, a UK Government agency, which receives funds from Iranian SDN banks in relation to the settlement of tax liabilities with the UK Government. The payments were processed in accordance with applicable laws and regulations. Barclays attributed revenue of approximately GBP 25 in 2021 in relation to this activity.
Barclays processed a number of payments to embassies of the Government of Iran in Europe in relation to customers paying fees for renewing or replacing passports, visa applications, and other administrative matters. The payments were processed in accordance with applicable laws and regulations. Barclays attributed no revenue in 2021 in relation to this activity.
Barclays maintains a customer relationship with a UK-incorporated charity that works in the areas of blood cancer and stem cell transplantation. In 2021, Barclays processed one EUR payment, on behalf of our customer, where the ultimate beneficiary of the payment was a medical organization affiliated with the Government of Iran. The payment was for the procurement of a blood sample from an individual in Iran, and the associated injections, medical testing, advice, and assessments. The payment was processed in accordance with applicable laws and regulations. Barclays attributed revenue of approximately GBP 10 in 2021 in relation to this activity.
In June 2021, a Barclays customer was designated pursuant to the GTSR. The customer had two accounts with Barclays, with total balances of less than GBP 15, both of which were inactive since 2015. Barclays exited the relationship with the customer, placed the nominal funds in an internal sundry account, and closed the accounts. Barclays attributed no revenue in 2021 in relation to this activity.
In 2021, Barclays processed one GBP payment from a law firm in Germany to a law firm in the UK, which is a customer of Barclays. The German law firm is representing an Iranian SDN airline, ultimately owned by the Government of Iran, in arbitration proceedings in France. The payment was for legal advice provided by the Barclays law firm customer to the German law firm in relation to the proceedings. The payment was processed in accordance with applicable laws and regulations. Barclays attributed revenue of approximately GBP 10 in 2021 in relation to this activity.
In 2020, Barclays processed one USD payment identified in 2021 as being on behalf of a Barclays MSB customer’s client that was affiliated with an entity designated pursuant to the GTSR. Barclays attributed revenue of approximately GBP 10 in 2020 in relation to this activity.

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	323

Additional information

Summary of Barclays Group share and cash plans and long-term incentive plans
Barclays operates a number of share, cash and long-term incentive plans. The principal plans used for awards made in or, in respect of, the 2021 performance year are shown in the table below. Awards are granted by the Barclays PLC Board Remuneration Committee (the “Committee”), and are subject to the applicable plan rules (as amended from time to time). Share awards are granted over ordinary shares in Barclays PLC (“Shares”). Barclays has a number of employee benefit trusts which operate in conjunction with these plans. In some cases the trustee purchases Shares in the market to satisfy awards; in others, new issue or treasury Shares may be used to satisfy awards where the appropriate shareholder approval has been obtained.

Summary of principal share and cash plans and long-term incentive plans
Name of plan	Eligible employees	Executive Directors eligible	Delivery	Design details
Deferred Share Value Plan (DSVP)	All employees (excluding Directors)	No	Deferred Share awards, typically released in instalments over a three, five or seven year period, dependent on future service and subject to malus provisions
–Plan typically used for mandatory deferral of a proportion of bonus into Shares where bonus is above a threshold (set annually by the Committee).
–This plan typically works in tandem with the CVP (below).
–DSVP awards vest over three, five or seven years dependent on future service.
–Vesting is subject to malus, suspension provisions and the other provisions of the rules of the DSVP.
–For awards granted before 2018, dividend equivalents may be released based on the number of Shares under award that are released.
–On cessation of employment, eligible leavers (as set out in the rules of the DSVP) normally remain eligible for release (on the scheduled release dates) subject to the Committee and/or trustee discretion. For other leavers, awards will normally lapse.
–On change of control, awards may vest at the Committee’s and/or trustee’s discretion.
–For DSVP awards made to Material Risk Takers (“MRTs”), a holding period of either 6 or 12 months will apply to Shares (after tax) on release.

Share Value Plan (SVP)	All employees (including executive Directors)	Yes	Deferred Share awards, typically released in instalments over a three, five or seven year period, dependent on future service and subject to malus provisions
–The SVP is in all material respects the same as the DSVP described above. The principle differences are that (i) executive Directors may only participate in the SVP and (ii) under the DSVP, if a MRT whose award is deferred over five or seven years resigns after the third anniversary of grant, they will automatically be treated as an eligible leaver in respect of any unvested tranches of that award.

Cash Value Plan (CVP)	All employees (including Executive Directors)	Yes	Deferred cash award typically released in instalments over a three, five or seven year period, dependent on future service and subject to malus provisions
–The CVP is typically used for mandatory deferral of a proportion of bonus where bonus is above a threshold (set annually by the Committee.
–This plan typically works in tandem with the DSVP.
–CVP awards vest over three, five or seven years dependent on future service.
–Vesting is subject to malus, suspension provisions and the other provisions of the rules of the CVP.
–Participants granted awards before 2020 may be awarded a service credit of 10% of the initial value of the award on the third anniversary of a grant.
–Change of control and leaver provisions are as for DSVP.

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	324

Additional information

Barclays Long Term Incentive Plan (LTIP)	Selected employees (including executive Directors)	Yes	Awards over Shares subject to risk-adjusted performance conditions and malus provisions
–Awarded on a discretionary basis with participation reviewed by the Committee.
–Awards only vest if the risk-adjusted performance conditions are satisfied over a three year period.
–LTIP awards vest over seven years dependent on future service.
–Vesting is subject to malus, suspension provisions and the other provisions of the rules of the LTIP.
–Any Shares released under the LTIP award (after payment of tax) will be subject to an additional holding period of no less than the minimum regulatory requirements (currently 12 months).
–On cessation of employment, eligible leavers normally remain eligible for release (on the scheduled release dates) pro-rated for time and performance. For other leavers, awards will normally lapse.
–On change of control, awards may vest at the Committee’s discretion.

Sharesave	All employees in the UK and Ireland	Yes	Options over Shares at a discount of 20%, with Shares delivered or cash value of savings returned after three to five years
–HMRC tax advantaged plan in the UK and approved by the Revenue Commissioners in Ireland.
–Opportunity to purchase Shares at a discount price (currently a 20% discount) set on award date with savings made over three or five year term.
–Maximum individual savings of £300 per month or the Euro equivalent in Ireland.
–On cessation of employment, eligible leavers may exercise options and acquire Shares to the extent of their savings for six months.
–On change of control, participants may exercise options and acquire Shares to the extent of their savings for six months.

Sharepurchase	All employees in the UK	Yes	Shares purchased from gross salary deductions and Dividend/Matching Shares are held in trust for three to five years
–HMRC tax advantaged plan in the UK.
–Participants may purchase up to £1,800 of Shares each tax year (“Partnership Shares”).
–Barclays matches the first £600 of Partnership Shares on a one for one basis for each tax year (“Matching Shares”).
–Dividends received are awarded as Dividend Shares.
–Partnership Shares may be withdrawn at any time (though if removed prior to three years from award, the corresponding Matching Shares are forfeited).
–Depending on reason for and timing of leaving, Matching Shares may be forfeited.
–On change of control, participants are able to instruct the Sharepurchase trustee how to act or vote on their behalf in relation to their Shares.

Global Sharepurchase	Employees in certain non-UK jurisdictions	Yes	Shares purchased from net salary deductions and Dividend/Matching Shares are held in trust for three to five years	–Global Sharepurchase is an extension of the Sharepurchase plan (above). –Operates in substantially the same way as Sharepurchase but without the tax advantages.

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	325

Additional information

Environmental, Social and Governance (ESG)
Our approach to environmental and social issues is becoming increasingly integrated in the work we do across our business and is subject to the governance and oversight of our management and Board structures.
The ESG section sets out an overview of our approach to ESG, including how we think about, and measure, our environmental and social impact. Our approach is informed by our engagement with our stakeholders, including with customers and clients, colleagues, investors, regulators and wider society.
Say on Climate
In line with our commitment to offer shareholders a ‘Say on Climate’, we will be publishing an update on our climate strategy, targets and methodology in advance of the 2022 Annual General Meeting. This will include 2030 targets for two new sectors, Cement and Metals (Steel).

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	326

Additional information

Our strategy
Our universal bank model provides us with strength and stability, and we have priorities to sustain and grow our business.

Strategic priorities to sustain and grow

1. Deliver next-generation, digitised consumer businesses
As technology transforms consumer financial services, we are building and delivering improved products and services for our customers, leveraging our payments interconnection and improving our efficiency.
•Investing in digital capabilities to improve service for customers and unlock new sources of income:
–accelerating digital access and adoption, while ensuring we do not leave customers behind
–building more cost-effective infrastructure
–using the quality and scale of our data to better understand customer needs, anticipate trends and deliver more competitive products and services.
•Realising value from investment in Payments across the Group.
•Expanding unsecured lending in the UK, US and Europe through Corporate partnerships.
•Create a competitive Wealth franchise to efficiently service our customers’ evolving needs.

2. Deliver sustainable growth for the CIB
As the capital markets grow, we will seek to maintain our market position as a top six1 global investment bank while investing in new capabilities for our clients.
•Building consistent strength in investment banking, expanding in new economy sectors, Equity business and M&A.
•Prioritising digital investment to ensure we are an electronic first markets business, while growing our share in Securitised Products and Macro Rates, FX, and EM.
•Capture greater client flow in Equities and disrupt Prime financing.
•Broaden corporate banking product capability, particularly in Europe and US.
•Selectively expand the CIB internationally, including in the Middle East and China.

3. Capture opportunities as we transition to a low-carbon economy
We want to be alongside customers and clients as they transition to a low-carbon economy, using our advisory and financial expertise to help them navigate this period of extraordinary change.
•Using our financial and capital markets expertise to support the scale-up of low-carbon technologies, infrastructure and capacity.
•Supporting clients to decarbonise by providing advice and finance, including supporting transition away from fossil fuels.
•Continuing to develop green and sustainable banking products, including green mortgages, bonds, loans and investment funds.
•Investing equity capital in sustainability-focused start-ups with growth potential.
•Continuing to make progress to become a net zero bank by 2050, including aligning all of our financing to the goals of the Paris Agreement.

Note
1 Top 6 Global Investment Bank supported by #6 ranking in Investment Banking (Source : Dealogic) and #6 ranking in Global Markets (Source : Coalition Greenwich, FY21 Preliminary Competitor analysis)

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	327

Additional information

Our climate strategy
Addressing climate change is an urgent and complex challenge. It requires a fundamental transformation of the global economy, so that society stops adding to the total amount of Greenhouse Gases (GHG) in the atmosphere. The financial sector has a critical role to play in supporting the economy to reach this goal. It is estimated that at least $3-5 trillion1 of additional investment will be needed each year, for the next 30 years, in order to finance the transition. At Barclays, we are determined to play our part. In March 2020, we announced our ambition to be a net zero bank by 2050, becoming one of the first banks to do so. We have a strategy, in three parts, to turn that ambition into action:

1. Achieving net zero operations
As part of our ambition to be a net zero bank by 2050, Barclays is working to achieve net zero operations. Barclays has been carbon neutral2 for its scope 1,3 scope 24 and scope 3 (business travel) emissions since 2020. We intend to remain carbon neutral, while investing in the continued decarbonisation of our operations.
We are defining net zero operations as the state in which we will achieve a GHG reduction of our scope 1 and scope 2 emissions of at least 90% against a 2018 baseline and use carbon removals to neutralise any limited operational emissions that we cannot yet eliminate.
2. Reducing our financed emissions
Most of our emissions result from the activities of the clients that we finance and those generated in their respective value chains. These are so-called ‘financed emissions’ and fall within the general definition of scope 3 emissions.
In November 2020, we published details of our strategy for measuring and managing alignment of our financing with the goals and timelines of the Paris Agreement. Our approach is underpinned by BlueTrack™,5 a methodology we have developed for measuring our financed emissions and tracking them at a portfolio level against the goals of the Paris Agreement. BlueTrack builds on and extends existing industry approaches to cover not only lending but also capital markets financing. This better reflects the breadth of our support for clients through our investment bank.
We are setting ambitious targets, informed by Paris-aligned benchmark scenarios, to reduce our financed emissions. We also have clear restrictions on financing certain energy sector activities, including relating to thermal coal, oil sands, hydraulic fracturing (‘fracking’) and projects in the Arctic Circle.
We have used BlueTrack™ to assess the financed emissions of our client portfolios in the Energy and Power sectors, prioritising these two sectors because they are responsible for up to three-quarters of all GHG emissions globally and because Barclays has meaningful exposure to them. Therefore, they represented the most appropriate starting place from which to make a significant difference. In November 2020, we set a target for a 30% reduction in the CO2 intensity of our Power portfolio by 2025, as well as a target for a 15% CO2 reduction in absolute emissions of our Energy portfolio by 2025.
3. Financing the transition
Barclays is providing the green and sustainable finance required to transform the economies we serve. We are channeling investment, including our own capital, into new green technologies and infrastructure project that will build up low-carbon energy capability.
Barclays continued to make progress in 2021 against our sustainable finance commitments to facilitate £150bn of social, environmental and sustainability-linked financing from 2018 to 2025; and to facilitating £100bn of green financing by 2030. On a cumulative basis, by year end 2021, we have facilitated a total of £193.3bn in social, environmental and sustainability-linked financing, since 2018. We facilitated £29.8bn of green financing in 2021, up 70% from £17.6bn in 2020 and comprised of:
•labelled, 'use of proceeds' and business mix financing in environmental categories (£22.6bn in 2021), and
•sustainability-linked financing that incorporates environmental performance targets (£7.2bn in 2021).
Managing climate-related risks
Our strategy is underpinned by the way we assess and manage our exposure to climate-related risk. From 2022, Climate Risk will be a Principal Risk under Barclays’ Enterprise Risk Management Framework.
Notes
1 “$3-5trn as estimated in the GFMA/BCG (Global Financial Markets Association/Boston Consulting Group) Climate Finance Markets and the Real Economy report, December 2020.
2 We are defining carbon neutral as first reducing carbon dioxide emissions then counterbalancing carbon dioxide emissions from scope 1, scope 2 and scope 3 (business travel) with carbon offsets.
3 Scope 1 emissions include our direct GHG emissions from natural gas, fuel oil, company cars and HFC refrigerants.
4 Scope 2 emissions include our indirect GHG emissions from purchased electricity and purchased steam and chilled water.
5 Further information and a detailed methodology white paper are available online, see home.barclays/sustainability/our-position-on-climate-change/bluetrack/.

Important information
In preparing the ESG section within the Form 20-F, we have:
i.made a number of key judgements, estimations and assumptions, and the processes and issues involved are complex. This is for example the case in relation to financed emissions, classification of environmental and social financing and operational emissions and measurement.
ii.used ESG and climate data, models and methodologies, that we consider to be appropriate and suitable for these purposes as at the date on which they were deployed. However, these data, models and methodologies are not of the same standard as those available in the context of other financial information, nor subject to the same or equivalent disclosure standards, historical reference points, benchmarks or globally accepted accounting principles. There is an inability to rely on historical data as a strong indicator of future trajectories, in the case of climate change and its evolution. Outputs of models, processed data and methodologies will also be affected by underlying data quality which can be hard to assess.
The data, models and methodologies used and the judgements, estimates or assumptions made are rapidly evolving and this may directly or indirectly affect the metrics, data points and targets contained in this section of the Form 20-F. We continue to review and develop our approach to data, models and methodologies in line with market principles and standards as this subject area matures. Further development of accounting and/or reporting standards could impact (potentially materially) the performance metrics, data points and targets referenced in this report. In future reports we may present some or all of the information for this reporting period using updated or more granular data or improved models, methodologies, market practices or standards. Such re-presented information may result in different outcomes than those included in this section of the Form 20-F. Where information is re-presented from time to time, we will identify this and (where we think it is appropriate) include an explanation. It is important for readers and users of this report to be aware that direct like-for-like comparisons of each piece of information disclosed may not always be possible from one reporting period to another.

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	328

Additional information

Related undertakings
The Group’s corporate structure consists of a number of related undertakings, comprising subsidiaries, joint ventures, associates and significant other interests. A full list of these undertakings, the country of incorporation and the ownership of each share class is set out below. The information is provided as at 31 December 2021.
The entities are grouped by the countries in which they are incorporated. The profits earned by the activities of these entities are in some cases taxed in countries other than the country of incorporation, for example where the entity carries on business through a branch in a territory outside of that its country of incorporation . Barclays’ 2021 Country Snapshot provides details of where the Group carries on its business, where its profits are subject to tax and the taxes it pays in each country it operates in.
Wholly owned subsidiaries
Unless otherwise stated the undertakings below are wholly owned and consolidated by Barclays and the share capital disclosed comprises ordinary and/or common shares, 100% of the nominal value of which is held by the Group subsidiaries.

Notes
A	Directly held by Barclays PLC
B	Partnership Interest
C	Membership Interest
D	Trust Interest
E	Guarantor
F	Preference Shares
G	A Preference Shares
H	B Preference Shares
I	Ordinary/Common Shares in addition to other shares
J	A Ordinary Shares
K	B Ordinary Shares
L	C Ordinary Shares
M	F Ordinary Shares
N	W Ordinary Shares
O	First Preference Shares, Second Preference shares
P	Registered Address not in country of incorporation
Q	Core Shares, Insurance (Classified) Shares
R	B, C, D, E, F, G, H, I and K Class Shares
S	A Unit Shares, B Unit Shares
T	Non-Redeemable Ordinary Shares
U	A Shares – Tranche I, Premium – Tranche I, C Shares - Tranche II, Premium - Tranche II
V	Class A, B, C, D, E, F, H, H2012 and J Ordinary Shares
W	Class A and Class B Shares
X	PEF Carry Shares
Z	Not Consolidated (see Note 36 Structured entities)
AA	USD Linked Ordinary Shares
BB	Redeemable Class B Shares
CC	Capital Contribution Shares
DD	Nominal Shares
EE	Class A Redeemable Preference Shares
FF	Class B Redeemable Preference Shares
GG	First Class Common Shares, Second Class Common Shares
HH	Euro Preference Shares
II	Tracker 1 Euro, GBP, USD Shares, UDS Tracker 2 Shares, USD Tracker 3 Shares

Wholly owned subsidiaries	Note
United Kingdom
– 1Churchill Place, London, E145HP
Aequor Investments Limited
Ardencroft Investments Limited
B D & B Investments Limited
B.P.B. (Holdings) Limited
Barclay Leasing Limited
Barclays Aldersgate Investments Limited
Barclays Asset Management Limited
Barclays Bank PLC	A, HH
Barclays Bank UK PLC	A
Barclays Capital Asia Holdings Limited
Barclays Capital Finance Limited
Barclays Capital Japan Securities Holdings Limited
Barclays Capital Nominees (No.2) Limited
Barclays Capital Nominees (No.3) Limited
Barclays Capital Nominees Limited
Barclays Capital Securities Client Nominee Limited
Barclays Capital Securities Limited	F
Barclays CCP Funding LLP	B
Barclays Converted Investments (No.2) Limited

Wholly owned subsidiaries	Note
Barclays Direct Investing Nominees Limited
Barclays Directors Limited
Barclays Equity Holdings Limited
Barclays Execution Investment Services Limited
Barclays Execution Services Limited	A
Barclays Executive Schemes Trustees Limited
Barclays Financial Planning Nominee Company Limited
Barclays Funds Investments Limited
Barclays Global Shareplans Nominee Limited
Barclays Group Holdings Limited
Barclays Group Operations Limited (In Liquidation)
Barclays Industrial Development Limited
Barclays Industrial Investments Limited
Barclays Insurance Services Company Limited
Barclays International Holdings Limited
Barclays Investment Management Limited
Barclays Investment Solutions Limited
Barclays Leasing (No.9) Limited
Barclays Long Island Limited
Barclays Marlist Limited

Wholly owned subsidiaries	Note
Barclays Nominees (George Yard) Limited	Z
Barclays Pension Funds Trustees Limited	Z
Barclays Principal Investments Limited	A, J, K
Barclays Private Bank
Barclays SAMS Limited
Barclays Security Trustee Limited	A
Barclays Services (Japan) Limited
Barclays Shea Limited
Barclays Singapore Global Shareplans Nominee Limited
Barclays Term Funding Limited Liability Partnership	B
Barclays UK Investments Limited
Barclays Unquoted Investments Limited
Barclays Unquoted Property Investments Limited
Barclays Wealth Nominees Limited
Barclayshare Nominees Limited
Barcosec Limited
Barsec Nominees Limited
BB Client Nominees Limited
BMI (No.9) Limited
BNRI ENG 2014 Limited Partnership	B
BNRI ENG GP LLP	B

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	329

Additional information

Wholly owned subsidiaries	Note
BNRI England 2010 Limited Partnership	B
BNRI England 2011 Limited Partnership	B
BNRI England 2012 Limited Partnership	B
Carnegie Holdings Limited	I, J, K
Chapelcrest Investments Limited
Clydesdale Financial Services Limited
Cobalt Investments Limited
Cornwall Home Loans Limited
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
Isle of Wight Home Loans Limited
J.V. Estates Limited
Kirsche Investments Limited
Long Island Assets Limited
Maloney Investments Limited
Menlo Investments Limited
Mercantile Credit Company Limited
Mercantile Leasing Company (No.132) Limited
MK Opportunities LP	B
Murray House Investment Management Limited
(In Liquidation)
Naxos Investments Limited
North Colonnade Investments Limited
Northwharf Investments Limited	X
Northwharf Nominees Limited
Radbroke Mortgages UK Limited
Real Estate Participation Management Limited
Real Estate Participation Services Limited
Relative Value Investments UK Limited Liability Partnership	B
Relative Value Trading Limited
Roder Investments No. 1 Limited	II
Roder Investments No. 2 Limited	II
RVT CLO Investments LLP	B
Solution Personal Finance Limited
Surety Trust Limited
Sustainable Impact Capital Limited
Swan Lane Investments Limited
US Real Estate Holdings No.1 Limited
US Real Estate Holdings No.2 Limited
US Real Estate Holdings No.3 Limited
US Real Estate Holdings No.4 Limited
US Real Estate Holdings No.5 Limited
US Real Estate Holdings No.6 Limited
Wedd Jefferson (Nominees) Limited
Westferry Investments Limited
Woolwich Homes Limited
Woolwich Qualifying Employee Share
Ownership Trustee Limited
Zeban Nominees Limited

Wholly owned subsidiaries	Note
Hill House, 1 Little New Street, London, EC4A 3TR
Barclays Nominees (Branches) Limited (In
Liquidation)
Gerrard Management Services Limited (In Liquidation)
Lombard Street Nominees Limited (In Liquidation)
Barclays (Barley) Limited (In Liquidation)	J
- 5 The North Colonnade, London, E14 4BB
Leonis Investments LLP	B
- Aurora Building, 120 Bothwell Street, Glasgow, G2 7JS
R.C. Grieg Nominees Limited
- 50 Lothian Road, Festival Square, Edinburgh, EH3 9WJ
BNRI PIA Scot GP Limited
BNRI Scots GP, LLP	B
Pecan Aggregator LP	B, Z
-Logic House, Waterfront Business Park, Park, FleetRoad,Fleet, GU513SB
The Logic Group Enterprises Limited
The Logic Group Holdings Limited	J
- 9, allée Scheffer, L-2520, Luxembourg
Barclays Claudas Investments Partnership	B, P
Barclays Pelleas Investments Limited Partnership	B, P
Barclays Blossom Finance General Partnership	B, P
- 745 Seventh Avenue, New York NY 10019
Alynore Investments Limited Partnership	B, P

Argentina
- 855 Leandro N.Alem Avenue, 8th Floor,
Buenos Aires
Compañía Sudamerica S.A.
- Marval, O’Farrell & Mairal, Av. Leandro N.
Alem 882, Buenos Aires, C1001AAQ
Compañia Regional del Sur S.A.

Brazil
- Av. Brigadeiro Faria Lima, No. 4.440, 12th
Floor, Bairro Itaim Bibi, Sao Paulo, CEP,
04538-132
Barclays Brasil Assessoria Financeira Ltda
BNC Brazil Consultoria Empresarial Ltda

Canada
- 333 Bay Street, Suite 4910, Toronto ON M5H 2R2
Barclays Capital Canada Inc.
- Stikeman Elliot LLP, 199 Bay Street, 5300
Commerce Court West, Toronto ON M5L 1B9
Barclays Corporation Limited
- 5 The North Colonnade London, E14 4BB
CPIA Canada Holdings	B, P

Wholly owned subsidiaries	Note
Cayman Islands
Maples Corporate Services Limited, PO Box 309, Ugland House, George Town, Grand Cayman, KY1-1104
Alymere Investments Limited
Analytical Trade UK Limited
Barclays Capital (Cayman) Limited
Barclays Securities Financing Limited	G,H, I
Barclays US Holdings Limited	J, F
Braven Investments No.1 Limited
Calthorpe Investments Limited
Capton Investments Limited
Claudas Investments Limited	I,EE,FF
Claudas Investments Two Limited
CPIA Investments No.1 Limited (In Liquidation)	V
CPIA Investments No.2 Limited
Gallen Investments Limited
Hurley Investments No.1 Limited
JV Assets Limited	L
Mintaka Investments No. 4 Limited
OGP Leasing Limited
Palomino Limited	Z
Pelleas Investments Limited
Pippin Island Investments Limited
Razzoli Investments Limited	F, I
RVH Limited	F, I
Wessex Investments Limited
- Walkers Corporate Limited, Cayman Corporate Centre, 27 Hospital Road, George Town, KY1-9008
Long Island Holding B Limited

Germany
- TaunusTurm, Taunustor 1, 60310, Frankfurt
Barclays Capital Effekten GmbH (In Liquidation)
- Stuttgarter Straße 55-57, 73033 Göppingen
Holding Stuttgarter Straße GmbH (In Liquidation)

Guernsey
-P.O. Box 33, Dorey Court, Admiral Park, St. Peter Port, GY1 4AT
Barclays Insurance Guernsey PCC Limited	Q
-PO BOX 41, Floor 2, Le Marchant House, Le Truchot, St Peter Port, GY1 3BE
Barclays Nominees (Guernsey) Limited
(In Liquidation)

Hong Kong
-42nd floor Citibank Tower, Citibank Plaza, 3 Garden Road
Barclays Bank (Hong Kong Nominees) Limited
(in Liquidation)
Barclays Capital Asia Nominees Limited (In
Liquidation)
- Level 41, Cheung Kong Center, 2 Queen's Road, Central
Barclays Capital Asia Limited

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	330

Additional information

Wholly owned subsidiaries	Note
India
- 208 Ceejay House, Shivsagar Estate, Dr A Beasant Road, Worli, Mumbai, 400 018
Barclays Securities (India) Private Limited
Barclays Wealth Trustees (India) Private Limited
- 5th to 12th Floor (Part), Building G2, Gera Commerzone SEZ, Survey No.65, Kharadi, Pune, 411014
Barclays Global Service Centre Private Limited
- Level 10, Block B6, Nirlon Knowledge Park, Off Western Express Highway, Goregaon, (East) Mumbai, 400063
Barclays Investments & Loans (India) Private Limited	F. I

Ireland
- One Molesworth Street, Dublin 2, D02RF29
Barclaycard International Payments Limited
Barclays Bank Ireland Public Limited Company
Barclays Europe Client Nominees Designated Activity Company	Z
Barclays Europe Firm Nominees Designated	Z
Activity Company
Barclays Europe Nominees Designated	Z
Activity Company
- 25-28 North Wall Quay, Dublin 1, D01H104
Erimon Home Loans Ireland Limited
-70 Sir John Rogerson’s Quay, Dublin 2
Barclays Finance Ireland Limited

Isle of Man
- P O Box 9, Victoria Street, Douglas, IM99 1AJ
Barclays Nominees (Manx) Limited
Barclays Private Clients International Limited	J, K
-2nd Floor, St Georges Court, Upper Church Street, Douglas, IM1 1EE
Barclays Holdings (Isle of Man) Limited (In Liquidation)

Japan
- 10-1, Roppongi 6-chome, Minato-ku, Tokyo
Barclays Funds and Advisory Japan Limited
Barclays Securities Japan Limited	I, G
Barclays Wealth Services Limited

Jersey
- 2nd Floor, Gaspé House, 66-72 Esplanade, St. Helier, JE1 1GH
Barclays Services Jersey Limited
- 5 Espalanade, St Helier, JE2 3QA
Barclays Wealth Management Jersey Limited
BIFML PTC Limited
- 13 Library Place, St Helier, JE4 8NE
Barclays Nominees (Jersey) Limited	Z
Barclaytrust Channel Islands Limited	Z
- Estera Trust (Jersey) Limited, 13-14 Esplanade, St Helier, JE1 1EE
MK Opportunities GP Ltd

Korea, Republic of
- A-1705 Yeouido Park Center, 28-3 Yeouido-dong, Yeongdeungpo-gu, Seoul
Barclays Korea GP Limited

Wholly owned subsidiaries	Note
Luxembourg
- 9, allée Scheffer, L-2520
Barclays Alzin Investments S.à r.l.	W
Barclays Bayard Investments S.à r.l.	J, K
Barclays Bedivere Investments S.à r.l.
Barclays Bordang Investments S.à r.l.	W
Barclays BR Investments S.à r.l.
Barclays Cantal Investments S.à r.l.
Barclays Capital Luxembourg S.à r.l.
Barclays Capital Trading Luxembourg S.à r.l.	W
Barclays Claudas Investments S.à r.l.
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
Barclays Pelleas Investments S.à r.l.
- 68-70 Boulevard de la Petrusse, L-2320
Adler Toy Holding Sarl
-10 rue du Cha'teau d'Eau, Leudelange, L-3364
BPM Management GP SARL

Mauritius
C/O Rogers Capital Corporate Services Limited, 3rd Floor, Rogers House, No.5 President John Kennedy Street, Port Louis
Barclays Capital Mauritius Limited (In Liquidation)
Barclays Capital Securities Mauritius Limited
- Fifth Floor, Ebene Esplanade, 24 Cybercity, Ebene
Barclays Mauritius Overseas Holdings Limited

Mexico
- Paseo de la Reforma 505, 41 Floor, Torre Mayor, Col. Cuauhtemoc, CP 06500
Barclays Bank Mexico, S.A.	K, M
Barclays Capital Casa de Bolsa, S.A. de C.V.	K, M
Grupo Financiero Barclays Mexico, S.A. de C.V.	K, M
Servicios Barclays, S.A. de C.V.

Monaco
- 31 Avenue de la Costa, Monte Carlo BP 339
Barclays Private Asset Management (Monaco) S.A.M

Saudi Arabia
- 3rd Floor Al Dahna Center, 114 Al-Ahsa Street, PO Box 1454, Riyadh 11431
Barclays Saudi Arabia (In Liquidation)

Singapore
- 10 Marina Boulevard, #25-01 Marina Bay Financial Centre, Tower 2, 018983
Barclays Capital Futures (Singapore) Private
Limited (In Liquidation)
Barclays Capital Holdings (Singapore) Private
Limited (In Liquidation)
Barclays Merchant Bank (Singapore) Ltd.

Wholly owned subsidiaries	Note
Spain
- Calle Jose, Abascal 51, 28003, Madrid
Barclays Tenedora De Inmuebles SL.
BVP Galvani Global, S.A.U.

Switzerland
- Chemin de Grange Canal 18-20, PO Box 3941, 1211, Geneva
Barclays Bank (Suisse) SA
Barclays Switzerland Services SA
BPB Holdings SA

United States
- Corporation Service Company, 251 Little Falls Drive, Wilmington, DE 19808
Analytical Trade Holdings LLC
Analytical Trade Investments LLC	BB
Barclays Bank Delaware
Barclays Capital Derivatives Funding LLC	C
Barclays Capital Energy Inc.
Barclays Capital Equities Trading GP	B
Barclays Capital Holdings Inc.	H, I
Barclays Capital Real Estate Finance Inc.
Barclays Capital Real Estate Holdings Inc.
Barclays Capital Real Estate Inc.
Barclays Commercial Mortgage Securities LLC	C
Barclays Dryrock Funding LLC	C
Barclays Electronic Commerce Holdings Inc.
Barclays Financial LLC	C
Barclays Group US Inc.
Barclays Oversight Management Inc.
Barclays Receivables LLC	C
Barclays Services Corporation
Barclays Services LLC	C
Barclays US CCP Funding LLC	C
Barclays US Investments Inc.	J, K
Barclays US LLC
BCAP LLC	C
Crescent Real Estate Member LLC	C
Curve Investments GP	B
Gracechurch Services Corporation
Lagalla Investments LLC
Long Island Holding A LLC	C
LTDL Holdings LLC	C
Marbury Holdings LLC
Preferred Liquidity, LLC	J
Procella Investments No.2 LLC	C
Procella Investments No.3 LLC	C
Relative Value Holdings, LLC
Surrey Funding Corporation
Sussex Purchasing Corporation
Sutton Funding LLC	C
TPProperty LLC	C
US Funding (VISA B Acquisition) LLC	C
US Secured Investments LLC	CC
Verain Investments LLC
Wilmington Riverfront Receivables LLC	J, K

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	331

Additional information

Wholly owned subsidiaries	Note
- Aon Insurance Managers, 76 Paul Street Suite, 500, Burlington VT 05401
Barclays Insurance U.S. Inc.
-Corporation Service Company, 80 State Street, Albany, NY, 12207-2543
Barclays Equity Holdings Inc.
- Corporation Service Company, 100 Pearl Street, 17th Floor, MC-CSC1, Hartford, CT 06103
Barclays Capital Inc.
Glenwood Ave, Suite 550, Raleigh, NC, 27608
Barclays US GPF Inc.
Equifirst Corporation (In Liquidation)

Zimbabwe
-2 Premium Close, Mount Pleasant Business Park Park, Mount Pleasant, Harare
Branchcall Computers (Pvt) Limited
Other Related Undertakings
Unless otherwise stated, the undertakings below are consolidated and the share capital disclosed comprises ordinary and/or common shares which are held by subsidiaries of the Group. The Group’s overall ownership percentage is provided for each undertaking.

Other Related Undertakings	%	Note
United Kingdom
– 1 Churchill Place, London, E14 5HP
Barclaycard Funding PLC	75.00	J
PSA Credit Company Limited (In Liquidation)	50.00	J, L
Barclays Covered Bond Funding LLP (In Liquidation)	50.00	B
Barclays Covered Bonds Limited
Liability Partnership	50.00	B
– St Helen’s, 1 Undershaft, London, EC3P 3DQ
Igloo Regeneration (General Partner) Limited	25.00	L, Z
– 3-5 London Road, Rainham, Kent, ME8 7RG
Trade Ideas Limited	20.00	Z
– 50 Lothian Road, Festival Square, Edinburgh, EH3 9WJ
Equistone Founder Partner II L.P.	20.00	B, Z
Equistone Founder Partner III L.P.	35.00	B, Z
– Enigma, Wavendon Business Park Milton Keynes, MK178LX	19.50	Z
Intelligent Processing Solutions Limited
– 65A Basinghall Street, London, EC2V 5DZ
Cyber Defence Alliance Limited	25.00	E, Z
–C/o BDP LLP, Two Snow Hill, Queensway, Birmingham, B4 6GA
GW City Ventures Limited (In Liquidation)	50.00	K, Z
GN Tower Limited (In Liquidation)	50.00	Z
– 55 Baker Street, London, W1U 7EU
Formerly H Limited (In Liquidation)	70.32	J,Z
– Haberfield Old Moor Road, Wennington, Lancaster, LA2 8PD
Full House Holdings Limited	67.42	J,Z

– 13-15 York Buildings, London, WC2N 6JU

Other Related Undertakings	%	Note
BGF Group PLC	24.62	Z
– Aurora House, 120 Bothwell Street, Glasgow, G2 7JT
Buchanan Wharf (Glasgow) Management Limited	78.00	E
- Aldwych House, 71-91 Aldwych
London, WC2B 4HN
Huntress Group Limited	19.4	J, Z

Korea, Republic of
– 18th Floor, Daishin Finance Centre, 343, Samil-daero, Jung-go, Seoul
Woori BC Pegasus Securitization Specialty Co., Limited	70.00	CC

Luxembourg
– 9, allee Scheffer, L-2520
BNRI Limehouse No.1 Sarl	96.30	R
Preferred Funding S.a r.l.	33.33	FF
Preferred Investments S.a r.l.	33.33	FF, I

Malta
– RS2 Buildings, Fort Road, Mosta MST 1859
RS2 Software PLC	18.25	Z

South Africa
- 9 Elektron Road, Techno Park, Stellenbosch 7600
Imalivest Mineral Resources LP	66.63	J, Z

United States of America
- Corporation Services Company, 251 Little Falls, Drive Wilmington, DE 19808
DG Solar Lessee, LLC	75.00	C, Z
-Corporation Trust Company, Corporation Trust Centre, 1209 Orange Street, Wilmington DE 19801
DG Solar Lessee II, LLC	75.00	C, Z
VS BC Solar Lessee I LLC	50	C, Z
Subsidiaries by virtue of control
The related undertakings below are Subsidiaries in accordance with s.1162 Companies Act 2006 as Barclays can exercise dominant influence or control over them.

Subsidiaries by virtue of control	%	Note
United Kingdom
– 1 Churchill Place, London, E14 5HP
Oak Pension Asset Management Limited	0.00	Z
Water Street Investments Limited	0.00	Z

Cayman Islands
– PO Box 309GT, Ugland House, South Church Street, Grand Cayman, KY1-1104
Hornbeam Limited	0.00	Z

Guernsey
- P.O. Box 33, Dorey Court, Admiral Park, St. Peter Port, GY1 4AT
Barclays UKRF No.1 IC Limited	0.00	Z
Barclays UKRF ICC Limited	0.00	Z
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

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	332

Additional unaudited information
Deposits
Deposits
Deposits include deposits from banks and customer accounts.

	2021	2020	2019
Average for the year ended 31 December	£m	£m	£m
Deposits at amortised cost
UK	412,631	364,736	329,811
Europe	42,417	47,365	39,191
Americas	36,031	37,032	31,531
Asia	10,094	12,509	8,809
Africa	8,815	8,865	7,589
Total deposits at amortised cost	509,988	470,507	416,930

	2021	2020	2019
For the year ended 31 December[a]	£m	£m	£m
Deposits at amortised cost	519,433	481,036	415,788
In offices in the United Kingdom:
Current and demand accounts
- interest free	147,203	132,484	98,207
- interest bearing	46,997	40,543	34,362
Savings accounts	156,543	145,376	128,290
Other time deposits - retail	74,056	70,125	64,774
Other time deposits - wholesale	8,956	11,549	14,585
Total repayable in offices in the United Kingdom	433,755	400,077	340,218
In offices outside the United Kingdom:
Current and demand accounts
- interest free	17,186	15,309	10,613
- interest bearing	15,762	13,772	12,932
Savings accounts	15,055	14,940	14,110
Other time deposits	37,675	36,938	37,915
Total repayable in offices outside the United Kingdom	85,678	80,959	75,569
Notes
aThe UK/Non-UK deposit analysis is based on the location of the office where the transactions are recorded.
bThe country analysis in the table above is based on the location of the counterparty with which the deposits at amortised cost are recorded.

Deposits at amortised cost in offices in the United Kingdom received from non-residents amounted to £38,999m (2020: £34,370m).
Of the deposits at amortised cost disclosed in the above table, there are uninsured deposits of £297,433m (2020: £270,036m; 2019: £234,788m) which are not insured through the UK Financial Services Compensation Scheme (FSCS) or other similar deposits schemes.

Uninsured other time deposits

	2021	2020	2019
	£m	£m	£m
3 months or less	97,105	89,227	91,970
3 to 6 months	11,973	13,655	7,519
6 to 12 months	5,066	6,284	5,126
12 months and over	2,015	2,329	3,140
Total	116,160	111,495	107,756
As at 31 December 2021, £263m (2020: £649m; 2019: £869m) of U.S. time deposits were in excess of the Federal Deposit Insurance Corporation insurance limit.

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	333

Additional unaudited information
Average deposits at amortised cost and the average interest rate paid
The following tables present average deposits at amortised cost and their associated interest expense by deposit type.

	Average deposits at amortised cost	Interest expense	Average interest rate
For the year ended 31 December 2021	£m	£m	%
Current and demand accounts
- interest free	154,338	—	—
- interest bearing	61,987	59	0.1
Savings accounts	170,312	249	0.1
Other time deposits - retail	20,166	40	0.2
Other time deposits - wholesale	103,185	213	0.2
Total	509,988	561	0.1

	Average deposits at amortised cost	Interest expense	Average interest rate
For the year ended 31 December 2020	£m	£m	%
Current and demand accounts
- interest free	128,094	—	—
- interest bearing	52,374	89	0.2
Savings accounts	154,453	415	0.3
Other time deposits - retail	25,400	101	0.4
Other time deposits - wholesale	110,186	425	0.4
Total	470,507	1,030	0.2

	Average deposits at amortised cost	Interest expense	Average interest rate
For the year ended 31 December 2019	£m	£m	%
Current and demand accounts
- interest free	105,108	—	—
- interest bearing	47,492	203	0.4
Savings accounts	141,985	645	0.5
Other time deposits - retail	26,437	275	1.0
Other time deposits - wholesale	95,908	1,326	1.4
Total	416,930	2,449	0.6

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	334

Additional unaudited information
Commitments and contractual obligations
Commercial commitments include guarantees, contingent liabilities and standby facilities.

Commercial commitments
	Amount of commitment expiration per period
	Less than one year	Between one to three years	Between three to five years	After five years	Total amounts committed
	£m	£m	£m	£m	£m
As at 31 December 2021
Guarantees and letters of credit pledged as collateral security	15,549	—	—	—	15,549
Performance guarantees, acceptances and endorsements	5,797	—	—	—	5,797
Documentary credits and other short-term trade related transactions	1,584	—	—	—	1,584
Standby facilities, credit lines and other commitments	344,055	72	—	—	344,127

As at 31 December 2020
Guarantees and letters of credit pledged as collateral security	15,642	23	—	—	15,665
Performance guarantees, acceptances and endorsements	5,942	2	—	—	5,944
Documentary credits and other short-term trade related transactions	1,086	—	—	—	1,086
Standby facilities, credit lines and other commitments	331,374	359	202	28	331,963
Contractual obligations include debt securities and purchase obligations.

Contractual obligations
	Payments due by period
	Less than one year	Between one to three years	Between three to five years	After five years	Total
	£m	£m	£m	£m	£m
As at 31 December 2021
Long-term debt[a]	48,592	20,438	16,376	37,331	122,737
Purchase obligations	943	1,010	383	24	2,360
Total	49,535	21,448	16,759	37,355	125,097

As at 31 December 2020
Long-term debt[a]	32,723	19,182	15,867	34,899	102,671
Purchase obligations	981	1,387	342	125	2,835
Total	33,704	20,569	16,209	35,024	105,506
Note
aLong-term debt has been prepared to reflect cash flows on an undiscounted basis, which includes interest payments.
Net cash flows from derivatives used to hedge long-term debt amount to £1.4bn (2020: £3.3bn).
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

Maturities and yield of investment debt securities

	Maturing within one year		Maturing after one but within five years		Maturing after five but within ten years		Maturing after ten years		Total
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
As at 31 December 2021	£m	%	£m	%	£m	%	£m	%	£m	%
Loans and advances at amortised cost	3,233	1.5%	18,040	1.1%	721	1.8%	9,850	1.0%	31,844	1.1%
Financial assets at fair value through other comprehensive income	8,378	0.9%	25,221	1.1%	17,331	1.0%	9,868	1.5%	60,798	1.1%
Total book value	11,611		43,261		18,052		19,718		92,642

The yield for each range of maturities is calculated by dividing the annualised interest income prevailing at the reporting date by the book value of securities held at that date.
The above table is only for debt securities held at the reporting date and does not include associated hedges.

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	335

Additional unaudited information
Average balance sheet
Average balances are based upon monthly averages.

Assets		2021
		Average balance	Interest income	Interest expenseᵃ	Total net interest	Rate
		£m	£m	£m	£m	%
Cash and balances at central banks	UK	100,193	112	—	112	0.1
Cash and balances at central banks	Non-UK	130,496	72	(304)	(232)	(0.2)
Cash and balances at central banks	Total	230,689	184	(304)	(120)	(0.1)
Loans and advances at amortised cost	UK	294,367	7,183	—	7,183	2.4
Loans and advances at amortised cost	Non-UK	61,695	2,357	(1)	2,356	3.8
Loans and advances at amortised cost[b]	Total	356,062	9,540	(1)	9,539	2.7
Cash collateral	UK	50,363	112	(28)	84	0.2
Cash collateral	Non-UK	20,358	24	(37)	(13)	(0.1)
Cash collateral	Total	70,721	136	(65)	71	0.1
Reverse repurchase agreements	UK	1,417	14	—	14	1.0
Reverse repurchase agreements	Non-UK	4,078	7	(4)	3	0.1
Reverse repurchase agreements	Total	5,495	21	(4)	17	0.3
Interest earning assets at fair value through other comprehensive income	UK	67,279	512	—	512	0.8
Interest earning assets at fair value through other comprehensive income	Non-UK	3,058	38	—	38	1.2
Interest earning assets at fair value through other comprehensive income	Total	70,337	550	—	550	0.8
Other interest and similar income[c]			809	(248)	561	—
Total interest earning assets not at fair value through income statement		733,304	11,240	(622)	10,618	1.4
Less: interest and similar expense			(3,167)	622	(2,545)
Net interest		733,304	8,073	—	8,073
Financial assets at fair value through income statement	UK	192,829
Financial assets at fair value through income statement	Non-UK	103,188
Financial assets at fair value through income statement	Total	296,017
Total interest earning assets		1,029,321
Impairments		(6,949)
Non-interest earning assets		416,393
Total		1,438,765
Percentage of total average interest earning assets in offices outside the UK		31%
Notes
aNegative interest earned on assets (which is presented within interest and similar expense in the statutory accounts) is included in determining the total net interest figure. This presentation is deemed appropriate to represent the return associated with each asset class in the table.
bLoans and advances at amortised cost include all doubtful lending. Interest receivable on such lending has been included to the extent to which either cash payments have been received or interest has been accrued in accordance with the income recognition policy of the Barclays Group.
cOther interest and similar income principally includes interest income relating to hedging activity.

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	336

Additional unaudited information

Assets		2020
		Average balance	Interest income	Interest expenseᵃ	Total net interest	Rate
		£m	£m	£m	£m	%
Cash and balances at central banks	UK	79,242	133	(19)	114	0.1
Cash and balances at central banks	Non-UK	123,183	142	(281)	(139)	(0.1)
Cash and balances at central banks	Total	202,425	275	(300)	(25)	—
Loans and advances at amortised cost	UK	286,214	7,194	—	7,194	2.5
Loans and advances at amortised cost	Non-UK	72,177	2,986	(4)	2,982	4.1
Loans and advances at amortised cost[b]	Total	358,391	10,180	(4)	10,176	2.8
Cash collateral	UK	65,225	214	(31)	183	0.3
Cash collateral	Non-UK	18,110	36	—	36	0.2
Cash collateral	Total	83,335	250	(31)	219	0.3
Reverse repurchase agreements	UK	1,893	16	—	16	0.8
Reverse repurchase agreements	Non-UK	8,917	4	(9)	(5)	(0.1)
Reverse repurchase agreements	Total	10,810	20	(9)	11	0.1
Interest earning assets at fair value through other comprehensive income	UK	71,931	721	—	721	1.0
Interest earning assets at fair value through other comprehensive income	Non-UK	2,927	55	—	55	1.9
Interest earning assets at fair value through other comprehensive income	Total	74,858	776	—	776	1.0
Other interest and similar income[c]			391	—	391	—
Total interest earning assets not at fair value through income statement		729,819	11,892	(344)	11,548	1.6
Less: interest and similar expense			(3,770)	344	(3,426)
Net interest		729,819	8,122	—	8,122
Financial assets at fair value through income statement	UK	187,927
Financial assets at fair value through income statement	Non-UK	76,369
Financial assets at fair value through income statement	Total	264,296
Total interest earning assets		994,115
Impairments		(7,969)
Non-interest earning assets		425,438
Total		1,411,584
Percentage of total average interest earning assets in offices outside the UK		30%
Notes
aNegative interest earned on assets (which is presented within interest and similar expense in the statutory accounts) is included in determining the total net interest figure. This presentation is deemed appropriate to represent the return associated with each asset class in the table.
bLoans and advances at amortised cost include all doubtful lending. Interest receivable on such lending has been included to the extent to which either cash payments have been received or interest has been accrued in accordance with the income recognition policy of the Barclays Group.
cOther interest and similar income principally includes interest income relating to hedging activity.

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	337

Additional unaudited information

Assets		2019
		Average balance	Interest income	Interest expenseᵃ	Total net interest	Rate
		£m	£m	£m	£m	%
Cash and balances at central banks	UK	70,371	465	(28)	437	0.6
Cash and balances at central banks	Non-UK	101,423	626	(233)	393	0.4
Cash and balances at central banks	Total	171,794	1,091	(261)	830	0.5
Loans and advances at amortised cost	UK	271,607	8,682	—	8,682	3.2
Loans and advances at amortised cost	Non-UK	71,976	3,768	(3)	3,765	5.2
Loans and advances at amortised cost[b]	Total	343,583	12,450	(3)	12,447	3.6
Cash collateral	UK	59,446	394	(14)	380	0.6
Cash collateral	Non-UK	7,400	49	—	49	0.7
Cash collateral	Total	66,846	443	(14)	429	0.6
Reverse repurchase agreements	UK	2,990	57	—	57	1.9
Reverse repurchase agreements	Non-UK	2,041	11	—	11	0.5
Reverse repurchase agreements	Total	5,031	68	—	68	1.4
Interest earning assets at fair value through other comprehensive income	UK	63,366	957	—	957	1.5
Interest earning assets at fair value through other comprehensive income	Non-UK	2,961	75	—	75	2.5
Interest earning assets at fair value through other comprehensive income	Total	66,327	1,032	—	1,032	1.6
Other interest and similar income[c]			372	—	372	—
Total interest earning assets not at fair value through income statement		653,581	15,456	(278)	15,178	2.3
Less: interest and similar expense			(6,049)	278	(5,771)
Net interest		653,581	9,407	—	9,407
Financial assets at fair value through income statement	UK	192,300
Financial assets at fair value through income statement	Non-UK	68,031
Financial assets at fair value through income statement	Total	260,331
Total interest earning assets		913,912
Impairments		(6,574)
Non-interest earning assets		356,756
Total		1,264,094
Percentage of total average interest earning assets in offices outside the UK		28%
Notes
aNegative interest earned on assets (which is presented within interest and similar expense in the statutory accounts) is included in determining the total net interest figure. This presentation is deemed appropriate to represent the return associated with each asset class in the table.
bLoans and advances at amortised cost include all doubtful lending. Interest receivable on such lending has been included to the extent to which either cash payments have been received or interest has been accrued in accordance with the income recognition policy of the Barclays Group.
cOther interest and similar income principally includes interest income relating to hedging activity.

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	338

Additional unaudited information

Liabilities		2021
		Average balance	Interest expense	Interest incomeᵃ	Total net interest	Rate
		£m	£m	£m	£m	%
Deposits at amortised cost	UK	285,772	343	(55)	288	0.1
Deposits at amortised cost	Non-UK	69,090	217	(76)	141	0.2
Deposits at amortised cost	Total	354,862	560	(131)	429	0.1
Federal funds purchased	UK	—	—	—	—	—
Federal funds purchased	Non-UK	788	1	—	1	0.1
Federal funds purchased[b]	Total	788	1	—	1	0.1
Cash collateral	UK	44,903	41	(40)	1	—
Cash collateral	Non-UK	16,036	22	—	22	0.1
Cash collateral	Total	60,939	63	(40)	23	—
Debt securities in issue	UK	54,023	1,218	—	1,218	2.3
Debt securities in issue	Non-UK	12,790	95	—	95	0.7
Debt securities in issue	Total	66,813	1,313	—	1,313	2.0
Commercial paper	UK	13,034	3	(26)	(23)	(0.2)
Commercial paper	Non-UK	11,337	24	(6)	18	0.2
Commercial paper[c]	Total	24,371	27	(32)	(5)	—
Subordinated liabilities	UK	13,738	500	—	500	3.6
Subordinated liabilities	Non-UK	227	7	—	7	3.1
Subordinated liabilities	Total	13,965	507	—	507	3.6
Repurchase agreements	UK	19,247	31	—	31	0.2
Repurchase agreements	Non-UK	2,542	1	(45)	(44)	(1.7)
Repurchase agreements	Total	21,789	32	(45)	(13)	(0.1)
Other interest and similar expense[c]		—	664	(374)	290	—
Total interest bearing liabilities not at fair value through P&L		543,527	3,167	(622)	2,545	0.5
Interest bearing liabilities at fair value through P&L	UK	269,183
Interest bearing liabilities at fair value through P&L	Non-UK	55,757
Interest bearing liabilities at fair value through P&L	Total	324,940
Total interest bearing liabilities		868,467
Interest free customer deposits	UK	139,159
Interest free customer deposits	Non-UK	15,179
Interest free customer deposits	Total	154,338
Other non-interest bearing liabilities		348,085
Shareholders' equity		67,875
Total		1,438,765
Percentage of total average interest bearing liabilities in offices outside the UK		19%
Notes
aNegative interest earned on liabilities (which is presented within interest and similar income in the statutory accounts) is included in determining the total net interest figure. This presentation is deemed appropriate to represent the return associated with each asset class in the table.
bFollowing a change in reporting requirements, federal funds purchased and commercial paper have been presented separately for the average balance sheet. Federal funds purchased were previously shown within deposits at amortised cost and commercial paper was previously shown within debt securities in issue. Prior year comparatives have been re-presented.
cOther interest and similar expense principally includes interest expense relating to hedging activity.

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	339

Additional unaudited information

Liabilities		2020
		Average balance	Interest expense	Interest incomeᵃ	Total net interest	Rate
		£m	£m	£m	£m	%
Deposits at amortised cost	UK	272,031	586	(15)	571	0.2
Deposits at amortised cost	Non-UK	70,227	443	(15)	428	0.6
Deposits at amortised cost	Total	342,258	1,029	(30)	999	0.3
Federal funds purchased	UK	—	—	—	—	—
Federal funds purchased	Non-UK	155	1	—	1	0.6
Federal funds purchased[b]	Total	155	1	—	1	0.6
Cash collateral	UK	52,869	96	(31)	65	0.1
Cash collateral	Non-UK	13,921	38	—	38	0.3
Cash collateral	Total	66,790	134	(31)	103	0.2
Debt securities in issue	UK	56,775	980	—	980	1.7
Debt securities in issue	Non-UK	13,358	274	(2)	272	2.0
Debt securities in issue	Total	70,133	1,254	(2)	1,252	1.8
Commercial paper	UK	10,754	26	—	26	0.2
Commercial paper	Non-UK	10,185	80	—	80	0.8
Commercial paper[b]	Total	20,939	106	—	106	0.5
Subordinated liabilities	UK	18,845	662	—	662	3.5
Subordinated liabilities	Non-UK	220	8	—	8	3.6
Subordinated liabilities	Total	19,065	670	—	670	3.5
Repurchase agreements	UK	19,694	68	—	68	0.3
Repurchase agreements	Non-UK	1,321	7	(5)	2	0.2
Repurchase agreements	Total	21,015	75	(5)	70	0.3
Other interest and similar expense[c]		—	501	—	501	—
Total interest bearing liabilities not at fair value through income statement		540,355	3,770	(68)	3,702	0.7
Interest bearing liabilities at fair value through income statement	UK	240,792
Interest bearing liabilities at fair value through income statement	Non-UK	51,890
Interest bearing liabilities at fair value through income statement	Total	292,682
Total interest bearing liabilities		833,037
Interest free customer deposits	UK	115,234
Interest free customer deposits	Non-UK	12,860
Interest free customer deposits	Total	128,094
Other non-interest bearing liabilities		381,243
Shareholders' equity		69,210
Total		1,411,584
Percentage of total average interest earning liabilities in offices outside the UK		19%
Notes
aNegative interest earned on liabilities (which is presented within interest and similar income in the statutory accounts) is included in determining the total net interest figure. This presentation is deemed appropriate to represent the return associated with each asset class in the table.
bFollowing a change in reporting requirements, federal funds purchased and commercial paper have been presented separately for the average balance sheet. Federal funds purchased were previously shown within deposits at amortised cost and commercial paper was previously shown within debt securities in issue. Prior year comparatives have been re-presented.
cOther interest and similar expense principally includes interest expense relating to hedging activity.

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	340

Additional unaudited information

Liabilities		2019
		Average balance	Interest expense	Interest incomeᵃ	Total net interest	Rate
		£m	£m	£m	£m	%
Deposits at amortised cost	UK	244,387	1,306	—	1,306	0.5
Deposits at amortised cost	Non-UK	67,257	1,137	(1)	1,136	1.7
Deposits at amortised cost	Total	311,644	2,443	(1)	2,442	0.8
Federal funds purchased	UK	—	—	—	—	—
Federal funds purchased	Non-UK	299	6	—	6	2.0
Federal funds purchased[b]	Total	299	6	—	6	2.0
Cash collateral	UK	50,638	214	(10)	204	0.4
Cash collateral	Non-UK	8,332	82	—	82	1.0
Cash collateral	Total	58,970	296	(10)	286	0.5
Debt securities in issue	UK	52,655	1,109	—	1,109	2.1
Debt securities in issue	Non-UK	15,839	536	(2)	534	3.4
Debt securities in issue	Total	68,494	1,645	(2)	1,643	2.4
Commercial paper	UK	8,398	25	—	25	0.3
Commercial paper	Non-UK	9,891	236	—	236	2.4
Commercial paper[b]	Total	18,289	261	—	261	1.4
Subordinated liabilities	UK	19,499	1,046	—	1,046	5.4
Subordinated liabilities	Non-UK	374	22	—	22	5.9
Subordinated liabilities	Total	19,873	1,068	—	1,068	5.4
Repurchase agreements	UK	14,655	127	—	127	0.9
Repurchase agreements	Non-UK	2,381	20	—	20	0.8
Repurchase agreements	Total	17,036	147	—	147	0.9
Other interest and similar expense[c]		—	183	—	183	—
Total interest bearing liabilities not at fair value through income statement		494,605	6,049	(13)	6,036	1.2
Interest bearing liabilities at fair value through income statement	UK	232,242
Interest bearing liabilities at fair value through income statement	Non-UK	62,304
Interest bearing liabilities at fair value through income statement	Total	294,546
Total interest bearing liabilities		789,151
Interest free customer deposits	UK	94,733
Interest free customer deposits	Non-UK	10,375
Interest free customer deposits	Total	105,108
Other non-interest bearing liabilities		307,952
Shareholders' equity		61,883
Total		1,264,094
Percentage of total average interest earning liabilities in offices outside the UK		21%
Notes
aNegative interest earned on liabilities (which is presented within interest and similar income in the statutory accounts) is included in determining the total net interest figure. This presentation is deemed appropriate to represent the return associated with each asset class in the table.
bFollowing a change in reporting requirements, federal funds purchased and commercial paper have been presented separately for the average balance sheet. Federal funds purchased were previously shown within deposits at amortised cost and commercial paper was previously shown within debt securities in issue. Prior year comparatives have been re-presented.
cOther interest and similar expense principally includes interest expense relating to hedging activity.

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	341

Additional unaudited information

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

Interest income
		2021/2020 Change due to increase/(decrease) in:			2020/2019 Change due to increase/(decrease) in:
		Total change	Volume	Rate	Total change	Volume	Rate
		£m	£m	£m	£m	£m	£m
Cash and balances at central banks	UK	(2)	26	(28)	(323)	47	(370)
Cash and balances at central banks	Non-UK	(93)	(8)	(85)	(532)	71	(603)
Cash and balances at central banks	Total	(95)	18	(113)	(855)	118	(973)
Loans and advances at amortised cost	UK	(11)	202	(213)	(1,488)	447	(1,935)
Loans and advances at amortised cost	Non-UK	(626)	(411)	(215)	(783)	10	(793)
Loans and advances at amortised cost	Total	(637)	(209)	(428)	(2,271)	457	(2,728)
Cash collateral	UK	(99)	(36)	(63)	(197)	32	(229)
Cash collateral	Non-UK	(49)	4	(53)	(13)	39	(52)
Cash collateral	Total	(148)	(32)	(116)	(210)	71	(281)
Reverse repurchase agreements	UK	(2)	(5)	3	(41)	(16)	(25)
Reverse repurchase agreements	Non-UK	8	2	6	(16)	5	(21)
Reverse repurchase agreements	Total	6	(3)	9	(57)	(11)	(46)
Interest earning assets at fair value through other comprehensive income	UK	(209)	(45)	(164)	(236)	116	(352)
Interest earning assets at fair value through other comprehensive income	Non-UK	(17)	2	(19)	(20)	(1)	(19)
Interest earning assets at fair value through other comprehensive income	Total	(226)	(43)	(183)	(256)	115	(371)
Other interest and similar income		170	—	170	19	—	19
Total interest receivable		(930)	(269)	(661)	(3,630)	750	(4,380)

Interest expense
		2021/2020 Change due to increase/(decrease) in:			2020/2019 Change due to increase/(decrease) in:
		Total change	Volume	Rate	Total change	Volume	Rate
		£m	£m	£m	£m	£m	£m
Deposits at amortised cost	UK	(283)	28	(311)	(735)	125	(860)
Deposits at amortised cost	Non-UK	(287)	(7)	(280)	(708)	48	(756)
Deposits at amortised cost	Total	(570)	21	(591)	(1,443)	173	(1,616)
Federal funds purchased	UK	—	—	—	—	—	—
Federal funds purchased	Non-UK	—	2	(2)	(5)	(2)	(3)
Federal funds purchased[a]	Total	—	2	(2)	(5)	(2)	(3)
Cash collateral	UK	(64)	(9)	(55)	(139)	9	(148)
Cash collateral	Non-UK	(16)	5	(21)	(44)	36	(80)
Cash collateral	Total	(80)	(4)	(76)	(183)	45	(228)
Debt securities in issue	UK	238	(50)	288	(129)	82	(211)
Debt securities in issue	Non-UK	(177)	(12)	(165)	(262)	(68)	(194)
Debt securities in issue	Total	61	(62)	123	(391)	14	(405)
Commercial paper	UK	(49)	5	(54)	1	6	(5)
Commercial paper	Non-UK	(62)	8	(70)	(156)	7	(163)
Commercial paper[a]	Total	(111)	13	(124)	(155)	13	(168)
Subordinated liabilities	UK	(162)	(184)	22	(384)	(34)	(350)
Subordinated liabilities	Non-UK	(1)	—	(1)	(14)	(7)	(7)
Subordinated liabilities	Total	(163)	(184)	21	(398)	(41)	(357)
Repurchase agreements	UK	(37)	(2)	(35)	(59)	35	(94)
Repurchase agreements	Non-UK	(46)	—	(46)	(18)	(6)	(12)
Repurchase agreements	Total	(83)	(2)	(81)	(77)	29	(106)
Other interest and similar expense		(211)	—	(211)	318	—	318
Total interest payable		(1,157)	(216)	(941)	(2,334)	231	(2,565)
Note
aFollowing a change in reporting requirements, federal funds purchased and commercial paper have been presented separately for the average balance sheet. Federal funds purchased were previously shown within deposits at amortised cost and commercial paper was previously shown within debt securities in issue. Prior year comparatives have been re-presented.

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	342

Additional unaudited information
Credit risk additional disclosure
This section of the report contains supplementary information that is more detailed or contains longer histories than the data presented in the Risk review section.
Risk elements in loans and advances at amortised cost
Loans assessed as Stage 3 credit impaired
Stage 3 credit impaired loans are loans in default assessed for lifetime expected credit losses. Further details on the approach to expected credit loss provisioning, including the classification into stages of gross exposures and approach to the measurement of lifetime expected credit losses, can be found in Note 1 Significant Accounting Policies.
This risk element in loans and advances may be analysed between the United Kingdom and Rest of the World as follows:

Risk elements in loans and advances at amortised cost
	2021	2020	2019	2018	2017a
As at 31 December	£m	£m	£m	£m	£m
Gross stage 3 credit impaired loans (2017: Individually impaired loans)
United Kingdom	4,432	4,828	4,552	5,150	2,648
Rest of the world	2,803	4,169	3,371	3,353	1,756
Total	7,235	8,997	7,923	8,503	4,404

Total risk elements in loans and advances at amortised cost
United Kingdom	4,432	4,828	4,552	5,150	2,648
Rest of the world	2,803	4,169	3,371	3,353	1,756
Total	7,235	8,997	7,923	8,503	4,404
Note
aThe comparatives for 2017 have been presented on an IAS 39 basis.

Interest forgone on risk elements in loans and advances at amortised cost
	2021	2020	2019a
	£m	£m	£m
Interest income that would have been recognised under the original contractual terms
United Kingdom	74	117	108
Rest of the World	39	69	83
Total	113	186	191
Note
aPrior year comparatives have been restated to ensure a consistent basis of reporting with 2020.
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
Wholesale accounts that are deemed to contain heightened levels of risk are recorded on graded watchlists comprising four categories, graded in line with the perceived severity of the risk attached to the lending, and its probability of default. Where a counterparty’s financial health gives grounds for concern, it is immediately placed into the appropriate category. Once an account has been placed on a watchlist, the exposure is monitored and, where appropriate, exposure reductions are effected. Further information on monitoring weaknesses in portfolios can be found in the Barclays PLC Pillar 3 Report 2021 (unaudited).

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	343

Additional unaudited information
Impairment

Allocation of the allowance for credit losses
Balance at end of period applicable to:	Amounts					% of loans in each category to total loans
	2021	2020	2019	2018	2017	2021[a]	2020[a]	2019	2018	2017
As at 31 December	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Loans and advances at amortised cost to banks	2	4	3	1	2	2.9%	2.7%	2.9%	3.2%	2.9%
Loans and advances at amortised cost to customers	5,727	8,320	6,296	6,765	4,650	97.1%	97.2%	96.9%	96.6%	97.1%
Financial assets at fair value through other comprehensive income	—	—	—	1	—	—%	0.1%	0.2%	0.2%	—%
Loans and advances						100.0%	100.0%	100.0%	100.0%	100.0%

Net charge offs during the period to average loans outstanding during
Balance at end of period applicable to:	Amounts
	2021	2020	2019	2018	2017
As at 31st December	£m	£m	£m	£m	£m
Loans and advances at amortised cost to banks
Net charge off	—	—	—	—	—
Average loans	9,879	9,516	10,773	10,045	9,418
Ratio %	—%	—%	—%	—%	—%
Loans and advances at amortised cost to customers
Net charge off	2,077	1,565	1,758	1,696	1,995
Average loans	318,527	327,443	321,151	312,817	286,650
Ratio %	0.7%	0.5%	0.5%	0.5%	0.7%
Financial assets at fair value through other comprehensive income
Net charge off	—	—	—	—	—
Average loans	110	418	409	647	—
Ratio %	—%	—%	—%	—%	—%

Consolidated basis
Allowance for credit losses to total loans outstanding during	Amounts
	2021	2020	2019	2018	2017
As at 31st December	£m	£m	£m	£m	£m
Allowance for credit losses	5,729	8,325	6,299	6,767	4,652
Total loans outstanding	335,402	327,342	328,286	328,104	328,700
Ratio %	1.7%	2.5%	1.9%	2.1%	1.4%
Notes
a Total loans outstanding includes Loans and advances at amortized cost and FVOCI.
b Allowance for credit losses: Impairment allowance reduced to £5.7bn (2020: £8.3bn), driven by amounts written-off for £1,872m, ECL release of £374m due to favorable macro-economic outlook and exchange and other adjustments of £385m.
c Loans outstanding: Gross loans and advances increased to £335bn (2020: £327bn), reflecting increases in Barclays International and Barclays UK, partially offset by decrease in Italisn home loans.

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	344

Additional unaudited information
Maturity analysis of gross loans and advances

20 F-Maturity analysis of gross loans and advances
	Less than 1 year	One to five years	Five to fifteen years	Over fifteen years	Total
As at 31st December 2021	£m	£m	£m	£m	£m
Loans and advances at amortised cost to banks	9,700	—	—	—	9,700
Loans and advances at amortised cost to customers	41,792	81,081	75,736	127,040	325,649
FVOCI	53	—	—	—	53
Loans and advances at fair value through profit and loss	30,401	2,829	2,805	2,633	38,668
Traded loans	12,525	—	—	—	12,525
Total gross loans and advances	94,471	83,910	78,541	129,673	386,595
	Less than 1 year	One to five years	Five to fifteen years	Over fifteen years	Total
As at 31 December 2020	£m	£m	£m	£m	£m
Loans and advances at amortised cost to banks	8,904	—	—	—	8,904
Loans and advances at amortised cost to customers	37,194	72,050	87,999	121,004	318,247
FVOCI	85	106	—	—	191
Loans and advances at fair value through profit and loss	23,799	1,369	2,699	3,012	30,879
Traded loans	8,348	—	—	—	8,348
Total gross loans and advances	78,330	73,525	90,698	124,016	366,569

Interest rate sensitivity of gross loans and advances. Maturity > 1 year
	2021			2020
	Fixed rate	Variable rate	Total	Fixed rate	Variable rate	Total
As at 31 December	£m	£m	£m	£m	£m	£m
Loans and advances at amortised cost to banks	—	—	—	—	—	—
Loans and advances at amortised cost to customers	153,212	130,645	283,857	141,307	139,745	281,052
Financial assets at fair value through other comprehensive income	—	—	—	—	106	106
Loans and advances at fair value through profit and loss	6,084	2,183	8,267	5,076	2,005	7,081
Total loans and advances	159,296	132,828	292,124	146,383	141,856	288,239

Notional principal amounts of credit derivatives
	2021	2020	2019
As at 31 December	£m	£m	£m
Credit derivatives held or issued for trading purposes	1,272,104	847,845	825,516
Note
aIncludes credit derivatives held as economic hedges which are not designated as hedges for accounting purposes.

Related party transactions additional disclosure
For US disclosure purposes, the aggregate emoluments of all Directors and Officers of Barclays PLC who held office during the year (2021: 26 persons, 2020: 28 persons, 2019: 31 persons) for the year ended 31 December 2021 amounted to £65.7m (2020: £70.2m, 2019: £68.0m). In addition, the aggregate amount set aside for the year ended 31 December 2021, to provide pension benefits for the Directors and Officers amounted to £nil (2020: £nil, 2019: £0.1m).

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	345

Glossary of terms
‘Advanced-Internal Ratings Based (A-IRB)’ See ‘Internal Ratings Based (IRB)’.
‘Acceptances and endorsements’ An acceptance is an undertaking by a bank to pay a bill of exchange drawn on a customer, for which reimbursement by the customer is normally immediate. Endorsements are to change the payee of a bill of exchange but with no change to the bank’s liability.
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
‘American Depository Receipts (ADR)’ A negotiable certificate that represents the ownership of shares in a non-US company (e.g. Barclays) trading on US financial markets.
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
‘Application scorecards’ Algorithm based decision-making tools used to aid business decisions and manage credit risk based on available customer data at the point of application for a product.
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
‘Barclays Africa’ or ‘Absa’ or ‘Absa Group Limited’ Barclays Africa Group Limited (now Absa Group Limited), which was previously a subsidiary of the Barclays Group. Following a sell down of shares resulting in a loss of control, the Barclays Group’s shareholding in Absa Group Limited is now classified as a financial asset at fair value through other comprehensive income (FVOCI).
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
‘Barclays UK’ The segment of Barclays held by Barclays Bank UK PLC.  The division includes the UK Personal Banking; UK Business Banking and the Barclaycard Consumer UK businesses. Following a transfer from Barclays International in Q2 2020, this segment also includes Barclays Partner Finance (BPF).
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

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	346

Glossary of terms
‘Basic Indicator Approach (BIA)’ Under the BIA, banks are required to hold regulatory capital for operational risk equal to 15% of the annual average, calculated over a rolling three-year period, of the relevant income indicator for the bank as whole.
‘Basis point(s)’ or ‘bp(s)’ One hundredth of a per cent (0.01%); 100 basis points is 1%. The measure is used for quoting movements in interest rates, yields on securities and for other purposes.
‘Basis risk’ Index/tenor risk that arises when floating rate products are linked to different interest rate indices, which are imperfectly correlated, especially under stressed market conditions.
‘Behavioural scorecards’ Algorithm-based decision tools used to aid business decisions and manage credit risk based on existing customer data derived from account usage.
‘Book quality’ In the context of the Capital Risk section of the Barclays PLC Annual Report, changes in RWAs caused by factors such as underlying customer behaviour or demographics leading to changes in risk profile.
‘Book size’ In the context of the Capital Risk section of the Barclays PLC Annual Report, changes in RWAs driven by business activity, including net originations or repayments.
‘Bounce Back Loan Scheme (BBLS)’ A UK Government (British Business Bank) backed loan scheme which allowed small and medium-sized businesses to borrow between £2,000 and £50,000. The UK Government guarantees 100% of the loan and pays the first 12 months of interest on behalf of the borrowers, subject to terms and conditions.
‘Business Banking’ Business Banking in Barclays UK offers specialist advice, products and services to small and medium-sized enterprises in the UK.
‘Business scenario stresses’ Multi-asset scenario analysis of extreme, but plausible, events that may impact the market risk exposures of the Investment Bank.
‘Buy to let mortgage’ A mortgage whereby the intention of the customer is to let the property at origination.
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
‘Capital Requirements Directive (CRD)’ Directive 2013/36/EU, a component of the CRD IV package which accompanies the Capital Requirements Regulation and sets out macroprudential standards including the countercyclical capital buffer and capital buffers for systemically important institutions. Directive (EU) 2019/878, published as part of the EU Risk Reduction Measure package amends CRD. These amendments entered into force from 27 June 2019, with EU member states required to adopt the measures within the Directive by 28 December 2020. CRD forms part of UK law pursuant to the European Union (Withdrawal) Act 2018, as amended, and is subject to the temporary transitional powers available to UK regulators to delay or phase-in on-shoring changes to UK regulatory requirements arising at the end of the transition period until 31 March 2022.
‘Capital Requirements Regulation (CRR)’ Regulation (EU) No 575/2013, a component of the CRD IV package which accompanies the Capital Requirements Directive and sets out detailed rules for capital eligibility, the calculation of RWAs, the measurement of leverage, the management of large exposures and minimum standards for liquidity. Between 27 June 2019 and 28 June 2023, this regulation will be amended in line with the requirements of amending Regulation (EU) 2019/876 (CRR II). CRR, as amended by CRR II, forms part of UK law pursuant to the European Union (Withdrawal) Act 2018, as amended, and is subject to the temporary transitional powers available to UK regulators to delay or phase-in on-shoring changes to UK regulatory requirements arising at the end of the transition period until 31 March 2022.
‘Capital Requirements Regulation II (CRR II)’ Regulation (EU) 2019/876, amending Regulation (EU) No 575/2013 (CRR). This is a component of the EU Risk Reduction Measure package. The requirements set out in CRR II will be introduced between 27 June 2019 and 28 June 2023. CRR, as amended by CRR II, forms part of UK law pursuant to the European Union (Withdrawal) Act 2018, as amended, and is subject to the temporary transitional powers available to UK regulators to delay or phase-in on-shoring changes to UK regulatory requirements arising at the end of the transition period until 31 March 2022. Following a consultation process in 2021 the PRA finalised their implementation of the CRR II package through Policy Statement 22/21. The finalised requirements were implemented in the UK with effect from 1 January 2022.
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
‘Client Assets’ Assets managed or administered by the Barclays Group on behalf of its clients including assets under management (AUM), custody assets, assets under administration and client deposits.
‘Climate risk’ The impact on Financial and Operational Risks arising from climate change through physical risks, risks associated with transitioning to a lower carbon economy and connected risks arising as a result of second order impacts of these two drivers on portfolios.
–Physical risks: Physical risks resulting from a changing climate can be event driven (acute risks), including increased severity of extreme weather events such as cyclones, hurricanes and flood. Longer term shifts in climate patterns (chronic risks) arise from sustained higher temperatures that may cause rises in sea levels, rising mean temperatures and more severe weather events. These changes are likely to lead to risks for sovereigns, business models and supply chains.
–Transition risks: The transition to a lower carbon economy will involve significant rapid policy, regulatory and legal changes, as evolving technology and markets adapt to a changing climate and associated impacts. These changes will lead to risks for sovereigns, business models and supply chains.

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	347

Glossary of terms
–Connected risks: The second-order risks arising from physical or transition risk impacts. Connected risk is diverse, impacting customer and wholesale portfolios.
‘CLOs and Other insured assets’ Highly-rated CLO positions wrapped by monolines, non-CLOs wrapped by monolines and other assets wrapped with Credit Support Annex (CSA) protection.
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
‘Combined Buffer Requirement (CBR)’ In the context of the CRD capital obligations, the total Common Equity Tier 1 capital required to meet the combined requirements of the Capital Conservation Buffer, the GSII Buffer, the counter-cyclical buffer, and the OSII buffer if applicable to a firm.
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
‘Common Equity Tier 1 (CET1) ratio’ A measure of Common Equity Tier 1 capital expressed as a percentage of RWAs.
‘Compensation: income ratio’ The ratio of compensation expense over total income. Compensation represents total staff costs less non-compensation items consisting of outsourcing, staff training, redundancy costs and retirement costs.
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
‘Consumer, Cards and Payments (CC&P)’ International Cards and Consumer Bank (including Barclays US Consumer Bank and Barclaycard Germany), Unified Payments (including merchant acquiring and commercial payments) and Private Bank.
‘Contingent Capital Notes (CCNs)’ Interest bearing debt securities issued by the Barclays Group or its subsidiaries that are either permanently written off or converted into an equity instrument from the issuer's perspective in the event of the Common Equity Tier 1 (CET1) ratio of the relevant Barclays Group entity falling below a specific level, or at the direction of regulators.
‘Conversion Trigger’ Used in the context of Contingent Capital Notes and AT1 securities. A conversion trigger event occurs when the CET1 ratio of the bank falls below a certain level (the trigger) as defined in the Terms & Conditions of the instruments issued. See ‘Contingent Capital Notes (CCNs)’.
‘Coronavirus Business Interruption Loan Scheme (CBILS)’ A loan scheme by the British Business Bank (BBB) to support UK based small and medium-sized businesses (turnover of up to £45 million) adversely impacted by COVID-19. The CBILS scheme provided loans of up to £5 million which are backed by an 80% UK Government (BBB) guarantee. The UK Government will pay interest and fees for the first 12 months on behalf of the borrowers, subject to terms and conditions.
'Coronavirus Large Business Interruption Loan Scheme (CLBILS)’ A loan scheme by the British Business Bank (BBB) to support UK based medium-sized businesses (turnover above £45 million, but with no access to CCFF) adversely impacted by COVID-19. The CLBILS scheme provided loans of up to £200 million which are backed by an 80% UK Government (BBB) guarantee.
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

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	348

Glossary of terms
‘Coverage ratio’ This represents the percentage of impairment allowance reserve against the gross exposure.
‘Covered bonds’ Debt securities backed by a portfolio of mortgages that are segregated from the issuer’s other assets solely for the benefit of the holders of the covered bonds.
‘Covid Corporate Finance Facility (CCFF)’ Bank of England (BOE) scheme to support liquidity among larger investment grade firms which make a material UK contribution, helping to bridge coronavirus disruption to their cash flows. The Bank of England provided liquidity by purchasing short-term debt in the form of commercial paper from corporates. Barclays acts as dealer.
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
‘Credit quality step’ In the context of the Standardised Approach to calculating credit risk RWAs, a “credit quality assessment scale” maps the credit assessments of a recognised credit rating agency or export credit agency to certain credit quality steps that determine the risk weight to be applied to an exposure.
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
‘Credit risk mitigation’ A range of techniques and strategies used to actively mitigate credit risks to which the bank is exposed. These can be broadly divided into three types: collateral, netting and set-off, and risk transfer.
‘Credit spread’ The premium over the benchmark or risk-free rate required by the market to accept a lower credit quality.
‘Credit Valuation Adjustment (CVA)’ The difference between the risk-free value of a portfolio of trades and the market value which takes into account the counterparty’s risk of default. The CVA therefore represents an estimate of the adjustment to fair value that a market participant would make to incorporate the credit risk of the counterparty due to any failure to perform contractual agreements.
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
‘DBRS’ DBRS Morningstar, a credit rating agency.
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
‘Default fund contributions’ The contribution made by members of a central counterparty (CCP).  All members are required to contribute to this fund in advance of using a CCP. The default fund can be used by the CCP to cover losses incurred by the CCP where losses are greater than the margins provided by a defaulting member.
‘Derivatives netting’ Adjustments applied across asset and liability mark-to-market derivative positions pursuant to legally enforceable bilateral netting agreements and eligible cash collateral received in derivative transactions that meet the requirements of BCBS 270 (Basel III leverage ratio framework and disclosure requirements).
‘Diversification effect’ Reflects the fact that the risk of a diversified portfolio is smaller than the sum of the risks of its constituent parts. It is measured as the sum of the individual asset class DVaR estimates less the total DVaR.
‘Dodd-Frank Act (DFA)’ The US Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010.
‘Domestic Liquidity Sub-Group Arrangement (DoLSub)’ An intra-group capital and liquidity support agreement that secures certain regulatory permissions authorised by the Prudential Regulation Authority (PRA).
‘Economic Value of Equity (EVE)’ A measure of the potential change in value of expected future cash flows due to an adverse interest rate movement, based on existing balance sheet run-off profile.

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	349

Glossary of terms
'Effective Expected Positive Exposure (EEPE)' The weighted average over time of effective expected exposure. The weights are the proportion that an individual exposure represents of the entire exposure horizon time interval.
‘Effective interest rate (EIR)’ As defined in IFRS 9 Financial Instruments, effective interest rate is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial asset or financial liability to the gross carrying amount of a financial asset or to the amortised cost of a financial liability.
‘Eligible liabilities’ Liabilities and capital instruments that are eligible to meet MREL that do not already qualify as own funds.
‘Encumbrance’ The use of assets to secure liabilities, such as by way of a lien or charge.
‘Enterprise Risk Management Framework (ERMF)’ The Barclays Group’s risk management responsibilities are laid out in the Enterprise Risk Management Framework, which describes how Barclays identifies and manages risk. The framework identifies the principal risks faced by the Barclays Group, sets out risk appetite requirements, sets out roles and responsibilities for risk management, and sets out risk committee structure.
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
‘Equity structural hedge’ An interest rate hedge in place to reduce earnings volatility of the overnight / short term equity investment and to smooth the income over a medium/long term.
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
‘European Banking Authority (EBA)’ The EBA is an independent EU Authority which works to ensure effective and consistent prudential regulation and supervision across the European banking sector. Its overall objectives are to maintain financial stability in the EU and to safeguard the integrity, stability, efficiency and orderly functioning of the banking sector.
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
‘Expected Losses’ A regulatory measure of anticipated losses for exposures captured under an internal ratings-based credit risk approach for capital adequacy calculations. It is measured as the Barclays Group's modelled view of anticipated losses based on Probability of Default (PD), Loss Given Default (LGD) and Exposure at Default (EAD), with a one-year time horizon.
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
‘Exposure at Default (EAD)’ The estimation of the extent to which the Barclays Group may be exposed to a customer or counterparty in the event of, and at the time of, that customer or counterparty’s default. At default, the customer may not have drawn the loan fully or may already have repaid some of the principal, so that exposure may be less than the approved loan limit.
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
‘Federal Housing Finance Agency (FHFA)’ An independent federal agency in the United States that oversees the secondary mortgage market and regulates Fannie Mae and Freddie Mac, as well as 11 Federal Home Loan banks. The FHFA also sets the Housing Price Index (HPI) in the United States.
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

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	350

Glossary of terms
‘Fitch’ A credit rating agency.
‘Forbearance Programmes’ Forbearance programmes assist customers in financial difficulty through agreements to accept less than contractual amounts due where financial distress would otherwise prevent satisfactory repayment within the original terms and conditions of the contract. These agreements may be initiated by the customer, Barclays or a third party and include approved debt counselling plans, minimum due reductions, interest rate concessions and switches from capital and interest repayments to interest-only payments.
‘Foreclosures in Progress’ The process by which the bank initiates legal action against a customer with the intention of terminating a loan agreement whereby the bank may repossess the property used as collateral for the loan subject to local law and recover amounts it is owed.
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
‘Funded credit protection’ A technique of credit risk mitigation where the reduction of the credit risk on the exposure of an institution derives from the right of that institution, in the event of the default of the counterparty or on the occurrence of other specified credit events relating to the counterparty, to liquidate, or to obtain transfer or appropriation of, or to retain certain assets or amounts, or to reduce the amount of the exposure to, or to replace it with the amount of the difference between the amount of the exposure and the amount of a claim on the institution.
‘Gains on acquisitions’ The amount by which an acquirer’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities, recognised in a business combination, exceeds the cost of the combination.
‘General Data Protection Regulation (GDPR)’ GDPR (Regulation (EU) 2016/679) is a regulation intended to strengthen and unify data protection for all individuals within the European Union. GDPR forms part of UK law pursuant to the European Union (Withdrawal) Act 2018, as amended.
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
‘G-SII additional leverage ratio buffer (G-SII ALRB)’ A macroprudential buffer that applies to G-SIBs and other major domestic UK banks and building societies, including banks that are subject to ring-fencing requirements. The G-SII ALRB will be calibrated as 35% (on a phased basis) of the combined buffers that apply to the bank.
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
‘Gross Domestic Product (GDP)’ Measures the total value of goods and services produced in a country within a specific time period.
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
‘High Risk’ In retail banking, ‘High Risk’ is defined as the subset of up-to-date customers who, either through an event or observed behaviour, exhibit potential financial difficulty. Where appropriate, these customers are proactively contacted to assess whether assistance is required.
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
‘Identified Impairment (II)’ Specific impairment allowances for financial assets, estimated individually.
‘IFRS 9 transitional arrangements’ Following the application of IFRS 9 as of 1 January 2018, Article 473a of CRR permits institutions to phase-in the impact on capital and leverage ratios of the impairment requirements under the new accounting standard.

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	351

Glossary of terms
‘Impairment Allowances’ A provision held on the balance sheet as a result of the raising of a charge against profit for expected losses in the lending book. An impairment allowance may either be identified or unidentified, and individual or collective.
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
‘Internal Capital Adequacy Assessment Process (ICAAP)’ It describes how the Group identifies, manages and qualifies the risks it is exposed to, in pursuit of its business strategy. It assesses whether the quality and quantity of capital is available to absorb capital losses for the risks the firm undertakes. The capital adequacy is assessed on a point of time basis and on a forward looking basis taking into account baseline and stressed economic capital conditions.
‘Internal Ratings Based (IRB)’ An approach under the CRR framework that relies on the bank’s internal models to derive the risk weights. The IRB approach is divided into two alternative applications, Advanced and Foundation:
–Advanced IRB (A-IRB): the bank uses its own estimates of Probability of Default (PD), Loss Given Default (LGD) and credit conversion factor to model a given risk exposure.
–Foundation IRB (F-IRB): the bank applies its own PD as for Advanced, but it uses standard parameters for the LGD and the credit conversion factor. The Foundation IRB approach is specifically designed for wholesale credit exposures. Hence retail, equity, securitisation positions and non-credit obligations asset exposures are treated under standardised or A-IRB.
‘Internal Ratings Based approach (SEC-IRBA)’ This is a method to calculate risk-weighted exposure amounts for securitisation positions. Under this method, an institution must be able to model regulatory capital requirements for underlying exposures in the securitisation as if these had not been securitised (‘KIRB’), subject to certain other inputs and criteria.
‘IRB Roadmap’ introduction of several EBA technical standards and sets of guidelines developed with the intent to reduce unwarranted variability across firms in IRB Risk-Weighted Assets for Credit Risk, PRA confirmed UK firms to implement these changes from 1 January 2022.
‘Investment Bank’ The Barclays Group’s investment bank which consists of origination led and returns focused Global Markets and Investment Banking businesses, which forms part of the Corporate and Investment Bank segment of Barclays International.
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

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	352

Glossary of terms
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
‘Liquidity Coverage Ratio (LCR)’ The ratio of the stock of high quality liquid assets to expected net cash outflows over the next 30 days. High-quality liquid assets should be unencumbered, liquid in markets during a time of stress and, ideally, be central bank eligible. These include cash and claims on central governments and central banks.
‘Liquidity Pool’ The Barclays Group liquidity pool comprises cash at central banks and highly liquid collateral specifically held by the Barclays Group as a contingency to enable the bank to meet cash outflows in the event of stressed market conditions.
‘Liquidity Risk’ The risk that the Barclays Group is unable to meet its contractual or contingent obligations, or that it does not have the appropriate amount, tenor and composition of funding and liquidity to support its assets.
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
‘Management VaR’ A measure of the potential loss of value arising from unfavourable market movements at a specific confidence level, if current positions were to be held unchanged for a predefined period. Corporate and Investment Bank uses Management VaR with a two-year equally weighted historical period, at a 95% confidence level, with a one day holding period.
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
‘Market risk’ The risk of loss arising from potential adverse changes in the value of the Barclays Group’s assets and liabilities from fluctuations in market variables including, but not limited to, interest rates, foreign exchange, equity prices, commodity prices, credit spreads, implied volatilities and asset correlations.
‘Master netting agreement’ An agreement that provides for a single net settlement of all financial instruments and collateral covered by the agreement in the event of the counterparty’s default, bankruptcy or insolvency, resulting in a reduced exposure.
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
‘MiFID II’ Refers to either the Markets in Financial Instruments Directive 2014/65/EC and the Markets in Financial Instruments Regulation 600/2014 (as amended from time to time), which together are European Union law that provide harmonised regulation for investment services across the member states of the European Economic Area, or these rules and regulations as they form part of UK law pursuant to the European Union (Withdrawal) Act 2018 (as amended from time to time), as applicable.
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

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	353

Glossary of terms
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
‘ModelledVaR’ In the context of RWAs, market risk calculated using Value at Risk models laid down by the CRR and supervised by the PRA.
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
‘National discretion’ Discretions in CRD given to EU member states to allow the local regulator additional powers in the application of certain CRD rules in its jurisdiction.
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
‘Non-asset backed debt instruments’ Debt instruments not backed by collateral, including government bonds, US agency bonds, corporate bonds, commercial paper, certificates of deposit, convertible bonds, corporate bonds and issued notes.
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
‘Origination led’ Focus on high-margin, low-capital fee-based activities and related hedging opportunities.
‘O-SII Buffer’ As part of the implementation of CRD V requirements in the UK, the Other Systemically Important Institutions (O-SII) Buffer replaces the CRD IV Systemic Risk Buffer. For implementation in January 2021, the O-SII Buffer was set at the same rate as a firms’ previous SRB buffer.
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

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	354

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
‘Personal Banking’ The business within the UK that offer retail solutions to help customers with their day-to-day banking needs.
‘Period end allocated tangible equity’ Allocated tangible equity is calculated as 13.5% (2020: 13.0%) of RWAs for each business, adjusted for capital deductions, excluding goodwill and intangible assets, reflecting assumptions the Barclays Group uses for capital planning purposes. Head Office allocated tangible equity represents the difference between the Barclays Group’s tangible shareholders’ equity and the amounts allocated to businesses.
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
‘Product structural hedge’ An interest rate hedge put in place to reduce earnings volatility on product balances with instant access (such as non-interest bearing current accounts and managed rate deposits) and to smoothen the income over a medium/long term.
‘Properties in Possession held as ‘Loans and Advances to Customers'’ Properties in the UK and Italy where the customer continues to retain legal title but where the bank has enforced the possession order as part of the foreclosure process to allow for the disposal of the asset or the court has ordered the auction of the property.
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
‘Qualifying central bank claims’ An amount calculated in line with the PRA policy statement allowing banks to exclude claims on the central bank from the calculation of the leverage exposure measure, as long as these are matched by deposits denominated in the same currency and of identical or longer maturity. From 1 January 2022, ‘matching deposits’ will become ‘matching liabilities’ increasing the scope of matching possible against central bank claims.
‘Qualifying Revolving Retail Exposure (QRRE)’ In the context of the IRB approach to credit risk RWA calculations, an exposure meeting the criteria set out in Capital Requirements Regulation (CRR Article 154.4). It includes most types of credit card exposure.
‘Rates’ In the context of Investment Bank income analysis, trading revenue relating to government bonds and interest rate derivatives.
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

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	355

Glossary of terms
‘Recovery book Impairment Coverage Ratio’ Impairment allowance held against recoveries balances expressed as a percentage of balance in recoveries.
‘Recovery book proportion of outstanding balances’ Represents the amount of recoveries (gross month-end customer balances of all accounts that have charged-off) as at the period end compared to total outstanding balances. The size of the recoveries book would ultimately have an impact on the overall impairment requirement on the portfolio. Balances in recovery will decrease if assets are written-off, amounts are collected, or assets are sold to a third party (i.e. debt sale).
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
‘Second Lien’ Debt that is issued against the same collateral as higher lien debt but that is subordinate to such higher lien debt. In the case of default, compensation for this debt will only be received after the first lien has been repaid and thus represents a riskier investment than the first lien.
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
‘Securitisation’ Typically, a process by which debt instruments, such as mortgage loans or credit card balances, are aggregated into a pool, which is used to back new securities. A company sells these pools of assets to a special purpose vehicle (SPV) which then issues securities backed by the assets. This allows the credit quality of the assets to be separated from the credit rating of the original borrower and transfers risk to external investors.
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

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	356

Glossary of terms
‘Slotting’ Slotting is internal Barclays terminology for what is known as “Specialised Lending” in the IRB approach as described in Capital Requirements Regulation (CRR Article 147.8). A standard set of rules are required to be used in credit risk RWA calculations, based upon an assessment of factors such as the financial strength of the counterparty. The requirements for the application of the Specialised Lending approach are detailed in CRR Article 153.5.
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
‘Software intangibles benefit’ This benefit was introduced as part of the EU response package to the COVID-19 pandemic.  It will be reversed as part of the UK implementation of CRR II from 1 January 2022, at which point software assets will be fully deducted from CET 1 capital.
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
‘Standard & Poor’s’ A credit rating agency.
'Standardised Approach for Counterparty Credit Risk (SA-CCR)' The approach for the calculation of exposure at default for derivative and long-settlement transactions being introduced in the UK under CRR II, from 1 January 2022.  This is a more risk sensitive approach that replaces the Current Exposure Method (CEM) and Standardised Method (SM) applicable under CRR.
‘Standardised approach (SEC-SA)’ This is a method to calculate risk-weighted exposure amounts for securitisation positions. Under this method, an institution must be able calculate regulatory capital requirements per standardized approach for underlying exposures in the securitisation as if these had not been securitised (‘KSA’), subject to certain other inputs and criteria.
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
‘Structural FX’ Foreign currency positions taken to hedge against the adverse effect of exchange rates on capital ratios.  Under Article 352(2) of the CRR the PRA may permit banks to exclude such Structural FX positions from the calculation of its market risk RWAs. On the 15th December 2021 the PRA issued Barclays this permission; taking effect from 31 December 2021.  Any long FX positions that are in excess of what is required to hedge the adverse effects of exchange rates on the bank’s capital ratio are not in scope of this exemption and will therefore be captured under the standardised market risk approach.
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

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	357

Glossary of terms
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
‘Tier 2 (T2) capital’ A type of capital as defined in the CRR principally composed of capital instruments, subordinated loans and share premium accounts where qualifying conditions have been met.
‘Tier 2 (T2) securities’ Securities that are treated as Tier 2 (T2) capital for the purposes of CRR.
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
‘Unencumbered’ Assets not used to secure liabilities or not otherwise pledged.
‘United Kingdom (UK)’ Geographic segment where Barclays operates comprising the UK. Also see ‘Europe’.
‘UK Bank Levy’ A levy that applies to UK banks, building societies and the UK operations of foreign banks. The levy is payable based on a percentage of the chargeable equity and liabilities of the bank on its balance sheet date.
‘UK leverage exposure’ Calculated as per the PRA rulebook, where the exposure calculation also includes the FPC’s recommendation to allow banks to exclude claims on the central bank from the calculation of the leverage exposure measure, as long as these are matched by deposits denominated in the same currency and of identical or longer maturity. From 1 January 2022, ‘matched by deposits’ will change to ‘match by liabilities’.
‘UK leverage ratio’ As per the PRA rulebook, means a bank’s Tier 1 capital divided by its total exposure measure, with this ratio expressed as a percentage. In October 2021, PRA issued Policy Statement 21/21 whereby a single UK Leverage Ratio requirement is adopted and changes to the definition of Leverage Exposure Measure and reporting and disclosure requirements have become applicable from 1 January 2022.
‘Unfunded credit protection’ A technique of credit risk mitigation where the reduction of the credit risk on the exposure of an institution derives from the obligation of a third party to pay an amount in the event of the default of the borrower or the occurrence of other specified credit events.
‘US Partner Portfolio’ Co-branded credit card programs with companies across various sectors including travel, entertainment and retail.
‘US Residential Mortgage-Backed Securities’ Securities that represent interests in a group of US residential mortgages.
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
‘Working Group on Sterling Risk-Free Reference Rates (RFRWG)’ A group mandated with catalysing a broad-based transition to using SONIA (‘Sterling Overnight Index Average’) as the primary sterling interest rate benchmark in bond, loan and derivatives markets.

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	358

Glossary of terms
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
‘Wrong-way risk’ Arises in a trading exposure when there is significant correlation between the underlying asset and the counterparty, which in an event of default would lead to a significant mark to market loss. When assessing the credit exposure of a wrong-way trade, analysts take into account the correlation between the counterparty and the underlying asset as part of the sanctioning process.

Barclays PLC Annual Report on Form 20-F 2021	Barclays PLC home.barclays/annualreport	359

EXHIBIT INDEX

Exhibit	Description
1.1	Articles of Association of Barclays PLC “(incorporated by reference to Barclays PLC’s Form 6-K (File No. 001-09246) filed with the SEC on August 11, 2021)
2.1	Long Term Debt Instruments: Barclays PLC is not party to any single instrument relating to long-term debt pursuant to which a total amount of securities exceeding 10% of its total assets (on a consolidated basis) is authorised to be issued. Barclays PLC hereby agrees to furnish to the Securities and Exchange Commission (the “Commission”), upon its request, a copy of any instrument defining the rights of holders of its long-term debt or the rights of holders of the long-term debt of any of its subsidiaries for which consolidated or unconsolidated financial statements are required to be filed with the Commission.
2.2	Description of the Registrant’s Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934
4.1	Rules of the Barclays Group Incentive Share Plan (incorporated by reference to the Barclays PLC Registration Statement on Form S-8 (File no. 333-153723) filed on September 29, 2008)
4.2	Rules of the Barclays Group Share Value Plan (incorporated by reference to the Barclays PLC Registration Statement on Form S-8 (File no. 333-261584) filed on December 10, 2021)
4.3	Rules of the Barclays PLC Long Term Incentive Plan
4.4	Rules of the Barclays Group Deferred Share Value Plan (incorporated by reference to the Barclays PLC Registration Statement on Form S-8 (File no. 333-236905) filed on March 5, 2020)
4.5	Contract of Employment - C.S. Venkatakrishnan
4.6	Contract of Employment – Tushar Morzaria (Incorporated by reference to the 2014 Form 20-F filed on March 14, 2014)
4.7	Transfer of Employment – Tushar Morzaria (incorporated by reference to the 2016 Form 20-F filed on February 23, 2017)
4.8	Appointment Letter – Crawford Gillies (incorporated by reference to the 2018 Form 20-F filed on February 21, 2019)
4.9	Appointment Letter – Diane Schueneman (incorporated by reference to the 2018 Form 20-F filed on February 21, 2019)
4.10	Appointment Letter – Mary Francis (incorporated by reference to the 2018 Form 20-F filed on February 21, 2019)
4.11	Appointment Letter – Mike Ashley (incorporated by reference to the 2018 Form 20-F filed on February 21, 2019)
4.12	Appointment Letter – Tim Breedon (incorporated by reference to the 2018 Form 20-F filed on February 21, 2019)
4.13	Appointment Letter – Nigel Higgins (incorporated by reference to the 2019 Form 20-F filed on February 13, 2020)
4.14	Appointment Letter – Dawn Fitzpatrick (incorporated by reference to the 2019 Form 20-F filed on February 13, 2020)
4.15	Appointment Letter – Mohamed A. El-Erian (incorporated by reference to the 2019 Form 20-F filed on February 13, 2020)
4.16	Appointment Letter – Brian Gilvary (incorporated by reference to the 2019 Form 20-F filed on February 13, 2020)
4.17	Appointment Letter - Julia Wilson
4.18	Appointment Letter - Robert Berry
8.1	List of subsidiaries. The list of subsidiaries of Barclays PLC can be found on pages 329 to 332 of the Form 20-F.
12.1	Certifications filed pursuant to 17 CFR 240. 13(a)-14(a)
13.1	Certifications filed pursuant to 17 CFR 240. 13(a) and 18 U.S.C 1350(a) and 1350(b)
15.1	Consent of KPMG LLP for incorporation by reference of reports in certain securities registration statements of Barclays PLC.
99.1	A table setting forth the issued share capital of Barclays Group’s total shareholders’ equity, indebtedness and contingent liabilities as at 31 December 2021.
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema
101.CAL	XBRL Taxonomy Extension Schema Calculation Linkbase
101.DEF	XBRL Taxonomy Extension Schema Definition Linkbase
101.LAB	XBRL Taxonomy Extension Schema Label Linkbase
101.PRE	XBRL Taxonomy Extension Schema Presentation Linkbase

Signatures
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.

Date February 23, 2022	Barclays PLC (Registrant)

	By	/s/ Tushar Morzaria
Tushar Morzaria, Group Finance Director