Form 20-F/A
period 2021-12-31
BARCLAYS PLC
filed 2022-05-23
CIK 312069

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 20-F/A
Amendment No. 1

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
1 CHURCHILL PLACE, LONDON E14 5HP, England
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport

Title of each class	Trading symbol(s)	Name of each exchange on which registered

25p ordinary shares*	Not applicable*	New York Stock Exchange*

American Depositary Shares, each representing four 25p ordinary shares	BCS	New York Stock Exchange

4.338% Fixed-to-Floating Rate Senior Notes due 2024	BCS24A	New York Stock Exchange

Floating Rate Senior Notes due 2024	BCS24B	New York Stock Exchange

4.972% Fixed-to-Floating Rate Senior Notes due 2029	BCS29	New York Stock Exchange

4.610% Fixed-to-Floating Rate Senior Notes due 2023	BCS23B	New York Stock Exchange

Floating Rate Senior Notes due 2023	BCS23C	New York Stock Exchange

4.375% Fixed Rate Subordinated Notes due 2024	BCS24	New York Stock Exchange

3.65% Fixed Rate Senior Notes due 2025	BCS25	New York Stock Exchange

5.25% Fixed Rate Senior Notes due 2045	BCS45	New York Stock Exchange

4.375% Fixed Rate Senior Notes due 2026	BCS26	New York Stock Exchange

5.20% Fixed Rate Subordinated Notes due 2026	BCS26A	New York Stock Exchange

Floating Rate Senior Notes due 2023	BCS23	New York Stock Exchange

3.684% Fixed Rate Senior Notes due 2023	BCS23A	New York Stock Exchange

4.337% Fixed Rate Senior Notes due 2028	BCS28	New York Stock Exchange

4.950% Fixed Rate Senior Notes due 2047	BCS47	New York Stock Exchange

4.836% Fixed Rate Subordinated Callable Notes due 2028	BCS28A	New York Stock Exchange

3.250% Fixed Rate Senior Notes due 2033	BCS33	New York Stock Exchange

3.932% Fixed-to-Floating Rate Senior Notes due 2025	BCS25A	New York Stock Exchange

5.088% Fixed-to-Floating Rate Subordinated Notes due 2030	BCS30	New York Stock Exchange

2.852% Fixed-to-Floating Rate Senior Notes due 2026	BCS26B	New York Stock Exchange

2.645% Fixed Rate Resetting Senior Callable Notes due 2031	BCS31	New York Stock Exchange

3.564% Fixed Rate Resetting Subordinated Callable Notes due 2035	BCS35	New York Stock Exchange

1.007% Fixed Rate Resetting Senior Callable Notes due 2024	BCS24C	New York Stock Exchange

2.667% Fixed Rate Resetting Senior Callable Notes due 2032	BCS32	New York Stock Exchange

3.811% Fixed Rate Resetting Subordinated Callable Notes due 2042	BCS42	New York Stock Exchange

2.279% Fixed Rate Resetting Senior Callable Notes due 2027	BCS27	New York Stock Exchange

2.894% Fixed Rate Resetting Senior Callable Notes due 2032	BCS32A	New York Stock Exchange

3.330% Fixed Rate Resetting Senior Callable Notes due 2042	BCS42A	New York Stock Exchange
* Not for trading, but in connection with the registration of American Depository Shares, pursuant to the requirements to the Securities and Exchange Commission.

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport

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
Yes ☐ No ☐

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport

EXPLANATORY NOTE
Barclays PLC (the Company) is filing this Amendment No. 1 on Form 20-F/A (Amendment No. 1) to amend its Annual Report on Form 20-F for the fiscal year ended 31 December 2021 (Original Filing) that was filed with the U.S. Securities and Exchange Commission (SEC) on 23 February 2022 (Original Filing Date). The purpose of this Amendment No. 1 is to:
•reflect the restatement of the Company's financial statements and consolidated financial statements as at and for the year ended 31 December 2021, including the notes thereto (Restated Financial Statements), which are hereby refiled to reflect both a £220m litigation and conduct provision and associated income statement charge recognised in the year ended 31 December 2021 and a contingent liability disclosure in respect of the impact of the c.$15bn over-issuance of securities by Barclays Bank PLC (BBPLC) in excess of the maximum aggregate offering price registered under BBPLC’s Registration Statement on Form F-3, as declared effective by the SEC in August 2019 (2019 F-3) (the Over-issuance of Securities), and related potential claims and enforcement actions against BBPLC and its affiliates, as well as a small number of non-adjusting post-balance sheet events, as described in further detail under Note 1a to the Restated Financial Statements;
•amend related disclosures in the Original Filing to reflect the Restated Financial Statements;
•amend the disclosure under the headings ‘Governance—Directors’ report—Board Audit Committee report’, ‘Governance—Directors’ report—How we comply—Audit, Risk and Internal Control’, ‘Governance—Remuneration report—Annual report on Directors’ remuneration’, ‘Additional information—Disclosure controls and procedures’ and include disclosure under the heading ‘Governance—Directors’ report—How we comply—Audit, Risk and Internal Control —Material Weakness’, to reflect management’s conclusion that the Company’s internal control over financial reporting and disclosure controls and procedures were not effective under the applicable Committee of Sponsoring Organizations (COSO) Framework as at 31 December 2021 due to a material weakness in the Company’s internal control over financial reporting identified subsequent to the Original Filing Date as a result of the Over-issuance of Securities having occurred and not being immediately identified, as publicly disclosed by the Company in its announcement of 28 March 2022, and to disclose the remediation efforts undertaken by the Company’s management as at the date of this filing;
•amend disclosure under the heading ‘Risk review—Material existing and emerging risks’ to include a risk factor on the material weakness in the Group’s internal control over financial reporting identified subsequent to the Original Filing Date and a risk factor on the Over-issuance of Securities;
•include the revised Report of Independent Registered Public Accounting Firm of KPMG LLP (KPMG) on the Restated Financial Statements;
•include the revised Report of Independent Registered Public Accounting Firm of KPMG on Internal Controls Over Financial Reporting;
•include 'Contract of Employment - Anna Cross' as Exhibit 4.19, as a result of Anna Cross having assumed the position, effective 23 April 2022, of Group Finance Director and Executive Director of the Company;
•include currently-dated certifications from the Group Chief Executive and Group Finance Director, as required by Sections 302 and 906 of the Sarbanes-Oxley Act of 2002, included in this Amendment No. 1 as Exhibits 12.1 and 13.1
•include a currently-dated consent letter from the Company’s independent registered public accounting firm, KPMG, as Exhibit 15.1; and
•amend Exhibit 99.1 to reflect the Restated Financial Statements.
Other disclosure in this Amendment No. 1 is included for the convenience of the reader only and has not been updated from the Original Filing. Therefore, except for the changes expressly described above, this Amendment No. 1 continues to present information as at the Original Filing Date and does not amend, supplement or update any information contained in the Original Filing to give effect to any subsequent events. Accordingly, this Amendment No. 1 should be read in conjunction with the Company's reports filed with the SEC subsequent to the Original Filing Date. The filing of this Amendment No. 1, and the inclusion of newly executed certifications, should not be understood to mean that any other statements or disclosure contained in the Original Filing are true and complete as of any date subsequent to the Original Filing Date, except as expressly noted above.
See Restatement of financial statements (Note 1a) on page 228 for further details on the Over-issuance of Securities.

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport

SEC Form 20-F Cross reference information

Form 20-F item number		Page and caption references in this document*

1	Identity of Directors, Senior Management and Advisers	Not applicable

2	Offer Statistics and Expected Timetable	Not applicable
3	Key Information
A. [Reserved]
	B. Capitalization and indebtedness	Not applicable
	C. Reason for the offer and use of proceed	Not applicable
	D. Risk factors**	102-113
4	Information on the Company
	A. History and development of the company**	i (Notes), 11 – 14, 193 – 211, 276 – 280 (Note 26), 305 – 309 (Note 41), 314, 319
	B. Business overview**	ii (Market and other data), 104 – 105, 187 – 192, 230 – 231 (Note 2)
	C. Organizational structure	295 – 298 (Notes 34 and 35), 331 - 334
	D. Property, plants and equipment	266 - 269 (Notes 20 and 21)
4A	Unresolved staff comments	Not applicable
5	Operating and Financial Review and Prospects
	A. Operating results**	31 – 33, 100 – 121, 109, 179 – 180, 184 – 185, 187 – 192, 246 – 253 (Note 14)
	B. Liquidity and capital resource**	108, 119, 163 – 172, 174 – 175, 182 – 183, 222, 225, 246 – 253 (Note 14), 281 – 285 (Notes 27 and 28), 295 – 296 (Note 34), 300 – 301 (Note 37), 335 – 347
	C. Research and development, patents and licenses, etc	50
	D. Trend information**	102 – 113, 161 – 183, 197 - 199
	E. Critical accounting estimates	Not applicable
F. [Reserved]
G. [Reserved]
6	Directors, Senior Management and Employees
	A. Directors and senior management**	3 – 6, 47 – 59, 323 - 324
	B. Compensation**	56 – 77, 78 – 83, 288 - 294 (Notes 32 and 33), 303 - 305 (Note 39), 326 - 327
	C. Board practice**	4 – 9, 22 – 30, 39 – 46, 56 – 77, 98 – 100, 100 - 101
	D. Employee	92 – 94, 200, 202, 206, 230 - 231 (Note 2)
	E. Share ownership	89, 288 - 289 (Note 32), 303 - 305 (Note 39), 326 - 327
7	Major Shareholders and Related Party Transactions
	A. Major shareholder	52, 322
	B. Related party transaction	303 - 305 (Note 39), 347
	C. Interest of experts and counsel	Not applicable
8	Financial Information
	A. Consolidated statements and other financial information**	212 – 311, 316
	B. Significant change	Not applicable
9	The Offer and Listing
	A. Offer and listing detail	316, 321
	B. Plan of distribution	Not applicable
	C. Market	316, 321
	D. Selling shareholder	Not applicable

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport

	E. Dilution	Not applicable
	F. Expenses of the issue	Not applicable
10	Additional Information
	A. Share capital	Not applicable
	B. Memorandum and Articles of Association**	47 – 59, 314 - 316
	C. Material contract	62 – 66, 89
	D. Exchange control	319
	E. Taxation	317 - 319
	F. Dividends and paying agent	Not applicable
	G. Statement by expert	Not applicable
	H. Documents on display	319
	I. Subsidiary information	295 - 296 (Note 34), 331 - 334
11	Quantitative and Qualitative Disclosure about Market Risk**	98 – 192, 246 - 264 (Notes 14-17)
12	Description of Securities Other than Equity Securities
	A. Debt Securities	Not applicable
	B. Warrants and Rights	Not applicable
	C. Other Securities	Not applicable
	D. American Depository Shares	320
13	Defaults, Dividend Averages and Delinquencies	Not applicable
14	Material Modifications to the Rights of Security Holders and Use of Proceeds	Not applicable
15	Controls and Procedures
	A. Disclosure controls and procedures**	323
	B. Management's annual report on internal control over financial reporting**	45
	C. Attestation report of the registered public accounting firm**	213 - 215
	D. Changes in internal control over financial reporting**	46
16A	Audit Committee Financial Expert	22 - 30
16B	Code of Ethics	321
16C	Principal Accountant Fees and Services	305 (Note 40)
16D	Exemptions from Listing Standards for Audit Committees	Not applicable
16E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	324
16F	Change in Registrant's Certifying Accountant	Not applicable
16G	Corporate Governance**	39 – 46, 321
16H	Mine Safety Disclosure	Not applicable
16I	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections	Not applicable
17	Financial Statements	Not applicable (See item 8)
18	Financial Statements	Not applicable (See item 8)
19	Exhibits**	Exhibit Index

* Captions have been included only in respect of pages with multiple sections on the same page in order to identify the relevant caption on that page covered by the corresponding Form 20-F item number.

** Item amended pursuant to this Amendment No. 1.

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport

2021 Annual Report on Form 20-F

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport

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

The information in this document, which was approved by the Board of Directors on 22 February 2022 (save for the information expressly revised pursuant to this Amendment No. 1, which was approved by the Board of Directors on 22 May 2022), does not comprise statutory accounts within the meaning of Section 434 of the Companies Act 2006. Statutory accounts for the year ended 31 December 2021, which contain an unmodified audit report under Section 495 of the Companies Act 2006 (which does not make any statements under Section 498 of the Companies Act 2006), will be delivered to the Registrar of Companies in accordance with Section 441 of the Companies Act 2006.

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

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport

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

Forward-looking statements
This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to the Group. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results or other financial condition or performance measures could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as ‘may’, ‘will’, ‘seek’, ‘continue’, ‘aim’, ‘anticipate’, ‘target’, ‘projected’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’, ‘achieve’ or other words of similar meaning. Forward-looking statements can be made in writing but also may be made verbally by members of the management of the Group (including, without limitation, during management presentations to financial analysts) in connection with this document. Examples of forward-looking statements include, among others, statements or guidance regarding or relating to the Group’s future financial position, income growth, assets, impairment charges, provisions, business strategy, capital, leverage and other regulatory ratios, capital distributions (including dividend pay-out ratios and expected payment strategies), projected levels of growth in the banking and financial markets, projected costs or savings, any commitments and targets (including, without limitation, environmental, social and governance (ESG) commitments and targets), estimates of capital expenditures, plans and objectives for future operations, projected employee numbers, IFRS impacts and other statements that are not historical fact. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances. The forward-looking statements speak only as at the date on which they are made. Forward-looking statements may be affected by a number of factors, including, without limitation: changes in legislation, the development of standards and interpretations under IFRS, including evolving practices with regard to the interpretation and application of accounting and regulatory standards, emerging and developing ESG reporting standards, the outcome of current and future legal proceedings and regulatory investigations, future levels of conduct provisions, the policies and actions of governmental and regulatory authorities, the Group’s ability along with governments and other stakeholders to measure, manage and mitigate the impacts of climate change effectively, environmental, social and geopolitical risks, and the impact of competition. In addition, factors including (but not limited to) the following may have an effect: capital, leverage and other regulatory rules applicable to past, current and future periods; UK, US, Eurozone and global macroeconomic and business conditions; the effects of any volatility in credit markets; market related risks such as changes in interest rates and foreign exchange rates; effects of changes in valuation of credit market exposures; changes in valuation of issued securities; volatility in capital markets; changes in credit ratings of any entity within the Group or any securities issued by such entities; the direct and indirect consequences of the Russia-Ukraine War on European and global macroeconomic conditions, political stability and financial markets; direct and indirect impacts of the coronavirus (COVID-19) pandemic; instability as a result of the UK’s exit from the European Union (EU), the effects of the EU-UK Trade and Cooperation Agreement and the disruption that may subsequently result in the UK and globally; the risk of cyber-attacks, information or security breaches or technology failures on the Group’s reputation, business or operations; and the success of future acquisitions, disposals and other strategic transactions. A number of these influences and factors are beyond the Group’s control. As a result, the Group’s actual financial position, future results, capital distributions, capital, leverage or other regulatory ratios or other financial and non-financial metrics or performance measures or ability to meet commitments and targets may differ materially from the statements or guidance set forth in the Group’s forward-looking statements.

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

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport

Contents
What's inside this report

Governance	■Governance contents	2
	■Directors’ report	3
	■Remuneration report	54
	■Our people and culture	92

Risk review	■Risk review contents	98
	■Risk management	100
	■Material existing and emerging risks	102
	■Climate change risk management	114
	■Principal risk management	116
	■Risk performance	122
	■Supervision and regulation	187

Financial review	■Financial review contents	193
	■Key performance indicators	194
	■Consolidated summary income statement	196
	■Income statement commentary	197
	■Consolidated summary balance sheet	198
	■Balance sheet commentary	199
	■Analysis of results by business	200
	■Non-IFRS performance measures	207

Financial statements	■Financial statements contents	212
	■Consolidated financial statements	215
	■Notes to the financial statements	224

Shareholder information	■Key dates, Annual General Meeting, dividends, and other useful information	312

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	1

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

To view our specific compliance as against the Code, please see pages 39 to 46.

Certain additional information, signposted throughout this report, is available at home.barclays/corporategovernance

Directors’ report
■Our Board of Directors	3
■Group Executive Committee	7
■Our Governance Framework	8
■Key Board Activities in 2021	11
■Board Nominations Committee report	15
■Board Audit Committee report	22
■Board Risk Committee report	31
■How we comply	39
■Other statutory information	47

Remuneration report	54

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	2

Directors’ report: Our Board of Directors

Informed by our Purpose, responsible for setting our strategic direction
Nigel Higgins
Group Chairman
C.S. Venkatakrishnan
Group Chief Executive

Brian Gilvary
Senior Independent
Director
Mike Ashley
Independent
Non-Executive
Director
Robert Berry
Independent
Non-Executive
Director

Tim Breedon CBE
Independent
Non-Executive
Director
Mohamed A. El-Erian
Independent
Non-Executive
Director
Dawn Fitzpatrick
Independent
Non-Executive
Director

Mary Francis CBE
Independent
Non-Executive
Director
Crawford Gillies
Independent Non-Executive
Director
Tushar Morzaria
Group Finance
Director

Diane Schueneman
Independent
Non-Executive
Director
Julia Wilson
Independent
Non-Executive
Director
Stephen Shapiro
Group General
Counsel and Group
Company Secretary

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	3

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
Key current appointments:
Executive Chairman, INEOS Energy, an INEOS group company

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	4

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
Key current appointments:
Senior Independent Director, PensionBee Group PLC; Member, UK Takeover Appeal Board

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	5

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
Key current appointments:
Non-Executive Director bp p.l.c.; Member, 100 Group Main Committee; Chair, Sterling Risk Free Reference Rates Working Group
*On 22 February 2022, Tushar notified the Board of his intention to retire from the Board and as Group Finance Director, and the Board has agreed that this will take effect on 22 April 2022. Following Tushar's retirement, Anna Cross was appointed Group Finance Director with effect from 23 April 2022.
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

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	6

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
Chief Executive Officer, Barclays UK

Laura Padovani
Group Chief Compliance Officer
Tristram Roberts
Group Human Resources Director
Taalib Shah
Group Chief Risk Officer

Stephen Shapiro
Group General Counsel and Group Company Secretary
Sasha Wiggins
Group Head of Public Policy & Corporate Responsibility

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	7

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

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	8

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

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	9

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

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	10

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
Our people and culture section on pages 92 to 97 includes more information on workforce matters, including the Barclays Mindset.

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	11

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

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	12

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

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	13

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
Key decisions:
▪Approval of a full year dividend for the year ended 31 December 2020 of 1p per share and approval of a share buyback of up to £700m
▪Approval of a half year dividend for the period ended 30 June 2021 of 2p per share and approval of a share buyback of up to £500m
▪Approval of the introduction of a DRIP

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	14

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

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	15

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
2||6

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	16

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

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	17

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

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	18

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

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	19

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

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	20

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

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	21

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

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	22

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

Mike Ashley
Chair, Board Audit Committee
22 February 2022
Subsequent events
Based on its assessment of the Company’s internal control over financial reporting as at the Original Filing Date, the Committee had originally reached the conclusion that there were no control issues that were considered to be a material weakness in internal control over financial reporting and which merited specific disclosure.
On 10 March 2022, management became aware that BBPLC had, since February 2021, issued securities in excess of the amount it had pre-registered under BBPLC’s 2019 F-3 (see ‘–How we comply–Audit, Risk and Internal Control–Material Weakness’ for further details).The fact that such over-issuance occurred and was not immediately identified highlighted a weakness in controls over the identification of external regulatory limits related to securities issuance and monitoring against these limits that constituted a material weakness in internal control over financial reporting from the time BBPLC filed its shelf registration statement in 2018 and as at 31 December 2021, and the material weakness continues to exist as at the date of filing of this Amendment No. 1 as it will not be considered by the Company to be fully remediated until the applicable controls operate for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively. Remediation efforts are underway and management is taking steps to strengthen the Company’s internal control over financial reporting relating to the matter (see ‘–How we comply–Audit, Risk and Internal Control–Changes in internal control over financial reporting’ for further details).
On 20 May 2022, the Committee reviewed this Amendment No. 1 and considered the assessment of the material weakness in internal control over financial reporting that contributed to the restatement of the Restated Financial Statements (see Restatement of financial statements (Note 1a) on page 228 for more detail). The going concern assumptions supporting the filing of this Amendment No. 1 were also reviewed. Having evaluated the available information, the Committee concluded that the Restated Financial Statements included in this Amendment No. 1 were appropriate for the Board’s approval.

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	23

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
▪the Group’s relationship with the external auditor
▪the effectiveness of the Group’s whistleblowing procedures.
The Committee’s terms of reference are available at home.barclays/who-we-are/our-governance/board-committees

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	24

Directors’ report: Board Audit Committee report continued
Primary activities
The Committee has diligently discharged its responsibilities in 2021, reviewing the effectiveness of internal control environment, and internal and external audit processes, as well as the integrity of financial statements and related announcements having regard to the current macroeconomic environment. For information on the material weakness that was identified subsequent to the Original Filing Date, see “-How we comply - Audit, Risk and Internal Control” on pages 45 to 46.

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

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	25

Directors’ report: Board Audit Committee report continued

Areas of focus	Matters addressed	Role of Committee	Conclusion/action taken
Impairment of Financial Instruments (refer to Note 7 to the financial statements)	ECLs are modelled using a range of forecast economic scenarios. They use forward-looking models which require judgements to be made over modelling assumptions, including:	As part of its monitoring, the Committee considered a number of reports from management on:
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

Conduct provisions (refer to Note 24 to the financial statements)	Barclays makes certain assumptions and estimates, analysis of which underpins provisions made for the costs of customer redress.	With a view to evaluating the adequacy of the provisions, the Committee analysed the judgements and estimates made with regards to Barclays' provisioning for legacy conduct issues.	The Committee agreed with management that the overall level of provision in relation to the various conduct matters was adequate and appropriate at £310m as at the end of 2021.

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	26

Directors’ report: Board Audit Committee report continued

Areas of focus	Matters addressed	Role of Committee	Conclusion/action taken
Legal, competition and regulatory provisions (refer to Notes 24 and 26 to the financial statements)
Barclays is engaged in various legal, competition and regulatory matters which may give rise to provisioning based on the facts.
The level of provisioning is subject to management judgement on the basis of legal advice and is, therefore, an area of focus for the Committee.
		The Committee evaluated advice on the status of current legal, competition and regulatory matters. It considered management’s judgements on the level of provision to be taken and accompanying disclosures.	The Committee discussed provisions and utilisation and, having reviewed the information available to determine what was both probable and could be reliably estimated, the Committee agreed that the level of provision at the year end was appropriate. The Committee reviewed the disclosures made in respect of legal, competition and regulatory matters and concluded that they provided the appropriate information for investors.
Valuations (refer to Notes 13 to 17 to the financial statements)	Barclays exercises judgement in the valuation and disclosure of financial instruments, derivative assets and certain portfolios, particularly where quoted market prices are not available.	The Committee:	The Committee noted that there were no new significant valuation judgements at the end of the year. The Committee was satisfied with the accounting treatment in respect of the various matters.
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
The Committee was also satisfied that deferred tax assets recognition was appropriate.

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	27

Directors’ report: Board Audit Committee report continued

Areas of focus	Matters addressed	Role of Committee	Conclusion/action taken
Internal controls and business control environment[a] (read more about Barclays' internal control and risk management processes on pages 45 to 46)	The effectiveness of the overall control environment, including the status of any significant control issues and the progress of specific remediation plans.
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

Note
a    For information on the material weakness that was identified subsequent to the Original Filing Date, see “-How we comply - Audit, Risk and Internal Control” on pages 45 to 46..

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	28

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

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	29

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

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	30

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

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	31

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

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	32

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
The Committee’s terms of reference are available at home.barclays/who-we-are/our-governance/board-committees

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	33

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

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	34

Directors’ report: Board Risk Committee report continued

Areas of focus	Matters addressed	Role of Committee	Conclusion/action taken
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

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	35

Directors’ report: Board Risk Committee report continued

Areas of focus	Matters addressed	Role of Committee	Conclusion/action taken
Credit risk i.e. the potential for financial loss if customers, clients or counterparties fail to fully honour their obligations.	Conditions in the UK housing market; levels of UK consumer indebtedness; unemployment levels in the US and UK; and the performance of the UK and US cards businesses, including levels of impairment.
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

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	36

Directors’ report: Board Risk Committee report continued

Areas of focus	Matters addressed	Role of Committee	Conclusion/action taken
Model risk i.e. the potential for adverse consequences from decisions based on incorrect or misused model outputs and reports.	Model risk governance.
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

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	37

Directors’ report: Board Risk Committee report continued

Areas of focus	Matters addressed	Role of Committee	Conclusion/action taken
Remuneration	The scope of any risk adjustments to be taken into account by the Board Remuneration Committee when making remuneration decisions for 2021.
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

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	38

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
information that is required to be
disclosed pursuant to DTR7.2.6
can be found on pages 47 to 52.
New York Stock Exchange (NYSE)
Barclays is permitted by NYSE rules to follow UK corporate governance practices instead of those applied in the US and any significant variations are explained on page 320.

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

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	39

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
More information for shareholders is available on pages 311 to 312 , which includes details on signing up to Shareview (which enables shareholders to easily manage their shareholdings and personal information online), receiving dividends electronically, how we return unclaimed funds to shareholders and useful contacts.
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

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	40

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

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	41

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
c Brian Gilvary succeeded Crawford Gillies as SID on 1 January 2021.

Board Committee cross-membership
The table below shows the number of cross-memberships of the Non-Executive Directors across the Board Committees as at 31 December 2021.

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	42

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

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	43

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

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	44

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
Effectiveness of internal controls
Key controls are assessed on a regular basis for both design and operating effectiveness. Issues arising out of these assessments, where appropriate, are reported to the Board Audit Committee. The Board Audit Committee oversees the control environment (and remediation of related issues) and you can read more about its work on pages 22 to 30. The Board Audit Committee also reviews annually the risk management and internal control system, which includes the ERMF. It has concluded that, save as disclosed in 'Material Weakness' below, throughout the year ended 31 December 2021 and to date, the Group has operated a sound system of internal control that provides reasonable assurance of financial and operational controls and compliance with laws and regulations. For more details on that evaluation and its conclusions please see page 28.
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

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	45

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
Management has assessed the internal control over financial reporting as at 31 December 2021. In making its assessment, management utilised the criteria set out in the 2013 COSO framework and identified a control deficiency that constitutes a material weakness as described below. A material weakness is a deficiency, or a combination of deficiencies in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. As a result of this material weakness, management has concluded that the Company’s internal control over financial reporting and disclosure controls and procedures were not effective as at 31 December 2021.
The system of internal financial and operational controls is also subject to regulatory oversight in the UK and overseas. Further information on supervision by the financial services regulators is provided under Supervision and Regulation in the Risk review section on pages 187 to 192.
Material Weakness
BBPLC maintains US shelf registration statements with the SEC in order to issue securities to US investors. Until May 2017, BBPLC was a “well known seasoned issuer” (WKSI), which (among other things) permitted BBPLC to register and issue an unlimited number of securities under its US shelf registration statements and pay filing fees to the SEC on a “pay-as-you-go” basis.
As a result of a resolution of an SEC enforcement action, BBPLC became an “ineligible issuer” as defined in Rule 405 under the Securities Act in May 2017 for a period of three years. Thus, BBPLC was no longer a WKSI and was required to register upfront a certain amount of securities with the SEC (thereby imposing an effective issuance limit on the US shelf registration statements) and pre-pay the associated issuance fees to the SEC.
As part of BBPLC’s processes in filing its shelf registration statements in 2018 and 2019 following the loss of WKSI status, a control mechanism should have been established to monitor securities issued under these registration statements against their respective issuance limits. Whilst analysis was undertaken to establish a limit for the securities issued under those shelf registration statements, referencing historic issuance volumes, no tracking control was established to monitor issuances against this limit.
In March 2022, the Company’s management became aware that BBPLC had issued securities in excess of the limit of $20.8bn since February 2021 and the potential impact of unregistered issuance was not properly reflected in the Company’s financial statements during the year ended 31 December 2021.
The fact that such over-issuance occurred and was not immediately identified highlighted a weakness in controls over the identification of external regulatory limits related to securities issuance and monitoring against these limits that constituted a material weakness in internal control over financial reporting under “COSO Principle 9: Identifies and Analyses Significant Change - The organisation identifies and assesses changes that could significantly impact the system of internal control”.
Changes in internal control over financial reporting
As noted above, subsequent to the issuance of the consolidated financial statements as at and for the financial year ended 31 December 2021, management determined that there was a material weakness in internal control over financial reporting.
As at the date of this filing, remediation efforts have begun and management is undertaking steps to strengthen the internal controls relating to the tracking of issuance programme limits. In particular, as a compensating control, all securities issuances across the Group are now conditional on regular monitoring of capacity under applicable issuance limits. The material weakness existed under the COSO framework from the time BBPLC filed its shelf registration statement in 2018 and as at 31 December 2021 and the material weakness continues to exist as at the date of filing of this Amendment No. 1 as it will not be considered by the Company to be fully remediated until the applicable controls operate for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively.
Management is committed to maintaining a strong internal control environment and believes the remediation efforts will represent significant improvements to the Company’s internal control environment.
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

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	46

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
Disclosures required pursuant to Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008 as updated by Companies (Miscellaneous Reporting) Regulations 2018 can be found on the following pages:

Page
Engagement with employees (Sch. 7, Para 11 and 11A 2008/2018 Regs)	92 to 97
Policy concerning the employment of disabled persons (Sch. 7, para 10 2008 Regs)	97
Engagement with suppliers, customers and others in a business relationship (Sch. 7, Para 11 B 2008/2018 Regs)	48
Financial instruments (Sch. 7, para 6 2008 Regs)	246
Hedge accounting policy (Sch. 7, para 6 2008 Regs)	249
Disclosures required pursuant to Listing Rule 9.8.4R can be found on the following pages:

Page
Long-term incentive schemes	64
Waiver of Director emoluments	91
Allotment for cash of equity securities	284
Waiver of dividends	47

Profit and dividends
Statutory profit after tax for 2021 was £7,056ma (2020: £2,461m). The 2021 full year dividend of 4.0p per ordinary share will be paid on 5 April 2022 to shareholders whose names are on the Register of Members at the close of business on 4 March 2022. With the 2021 half year dividend totalling 2.0p per ordinary share, paid in September 2021, the total distribution for 2021 is 6.0p (2020: nil) per ordinary share. The half year and full year dividends for 2021 amounted to £512m (2020: nil). BPLC also completed share buy-back programmes during 2021, further details of which can be found on page 52.
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
Note
a 2021 financial and capital metrics have been restated to reflect the over-issuance of securities under BBPLC's 2019 F-3. See Restatement of financial statements (Note 1a) on page 228 for further details.

Board of Directors
The names of the current Directors of BPLC, along with their biographical details, are set out on pages 3 to 6 and are incorporated into this Directors’ report by reference. Changes to Directors during the year and up to the date of this report are set out below.
.

Name	Role	Effective date
Julia Wilson	Non- Executive Director	Appointed 1 April 2021
Sir Ian Cheshire	Non-Executive Director	Stepped down 5 May 2021
Jes Staley	Executive Director	Stepped down 31 October 2021
C.S. Venkatakrishnan	Executive Director	Appointed 1 November 2021
Robert Berry	Non-Executive Director	Appointed 8 February 2022

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	47

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

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	48

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
2     Scope 1 emissions include our direct GHG emissions from natural gas, fuel oil, company cars and HFC refrigerants.
3     Scope 2 emissions include our indirect GHG emissions from purchased electricity and purchased steam and chilled water.
4     Scope 3 business travel emissions are our indirect emissions from commercial air travel and other transport.

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	49

Directors’ report: Other statutory information continued

GHG Emissions Table and Notes
	Current Reporting Year 2021[a]		Previous Reporting Year 2020
	UK & Offshore Area	Global GHG Emissions	UK & Offshore Area	Global GHG Emissions
Group GHG Emissions[b]
Total CO2e (tonnes)	85,313	148,618	107,157	189,304
Scope 1 CO2e emissions (tonnes)[c]	15,684	21,986	15,339	21,512
Scope 2 CO2e emissions (tonnes)[d]	68,710	124,226	83,252	148,658
Scope 3 CO2e emissions (tonnes)[e]	919	2,406	8,566	19,134
Energy consumption used to calculate above Scope 1 and 2 emissions (kWh)	370,497,921	553,048,003	396,436,272	598,036,644
Intensity Ratio
Total Full-Time Employees (FTE)	44,100	81,600	47,700	83,000
Total CO2e per FTE (tonnes)[f]	1.93	1.82	2.25	2.28
Market-based emissions
Scope 2 CO2e market-based emissions (tonnes)[d]	3,767	13,400	6,400	48,192
Total gross Scopes 1 and 2 (market-based) emissions (tonnes)	19,451	35,386	21,739	69,704
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
Research and development
In the ordinary course of business, the Group develops new products and services in each of its business divisions.

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	50

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
Details of the movement in ordinary share capital during the year can be found in Note 28 on page 283.
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
Special rights
There are no persons holding securities that carry special rights with regard to the control of the Company.

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	51

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
Repurchase of shares
On 19 March 2021 and 2 August 2021 the Company commenced share buy-back programmes to purchase its ordinary shares of £0.25p each up a maximum consideration of £700m and £500m, respectively, The first share buy-back programme concluded on 23 April 2021 and the second share buy-back programme concluded on 30 November 2021. The Company repurchased 377,356,751 ordinary shares at a volume weighted average price of 185.5008 pence per share during the first buy-back programme and 266,987,647 ordinary shares at a volume weighted average price of 187.2746 pence per share during the second buy-back programme. The purpose of the buy-back programmes was to reduce the Company’s number of outstanding ordinary shares.
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
Directors’ responsibilities
The following statement, which should be read in conjunction with the Auditor’s report set out on pages 213 to 215, is made with a view to distinguishing for shareholders the respective responsibilities of the Directors and of the auditor in relation to the accounts.
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

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	52

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
Approval of restated financial statements
The Restated Financial Statements included in this Amendment No. 1 have been approved on 22 May 2022 by the Directors of the Company on such date. The Directors of the Company on 22 May 2022 were: Nigel Higgins, C.S. Venkatakrishnan, Brian Gilvary, Mike Ashley, Robert Berry, Tim Breedon, Anna Cross, Mohamed A. El-Erian, Dawn Fitzpatrick, Mary Francis, Crawford Gillies, Diane Schueneman and Julia Wilson.
Auditor’s reporta
The Auditor’s report on the Financial Statements of Barclays PLC for the year ended 31 December 2021 was unmodified and its statement under section 496 of the Companies Act 2006 was also unmodified.
Note
a    This statement relates to the Auditor's report provided in connection with the financial statements contained in the Barclays PLC 2021 UK Annual Report and Accounts ("2021 AR&A"). The 2021 UK AR&A is not being revised to reflect the matters contained in this Amendment No. 1.

By order of the Board

Stephen Shapiro
Company Secretary
22 February 2022 except as revised in connection with this Amendment No.1 as to which the date is 22 May 2022
Registered in England. Company No. 48839
Registered office: 1 Churchill Place,
London E14 5HP

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	53

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
Notes
a    Includes total dividend for 2021 of 6.0p per share and total share buybacks announced in relation to 2021 of £1.5bn.
b    At the Q4 2021 average share price.

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	54

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
Group income
£21,940m
2020: £21,766m
Group profit before tax
£8,414ma
2020: £3,065m
Group RoTE
13.4%a
2020: 3.2%
Cost: income ratio
66%a
2020: 64%
CET1 ratio
15.1%a
2020: 15.1%
Group compensation to income ratio
34.7%
2020: 34.2%
Group incentive pool
£1,945m
2020: £1,580m

Note
a    The Remuneration report was approved by the Board Remuneration Committee in February 2022. Financial and capital metrics referenced within the Remuneration report are those that were used by the Committee to reach their decisions in February 2022. Accordingly, metrics have not been amended for the impact of the over-issuance of securities under BBPLC's 2019 F-3 (see Note 1a to the financial statements for further details). Regarding the over-issuance of securities, Barclays is conducting a review, assisted by external counsel, and upon conclusion will consider the facts and circumstances and take actions deemed appropriate in response to those findings.

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	55

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

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	56

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

Brian Gilvary
Chair, Board Remuneration Committee
February 2022

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	57

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

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	58

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

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	59

Remuneration report
Remuneration philosophy continued
Alignment with Provision 40 of the UK Corporate Governance Code

Code requirements	How the Committee has addressed the requirement
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
–Executive Director remuneration outcomes considered in the context of outcomes across the wider workforce

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	60

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
–The Inclusion Index score measures how included our colleagues feel. For 2021 it is 79%, up from 76% in 2020.
–Launched our Wellbeing Index, to measure the wellbeing of colleagues and how it changes over time.
–Engaged with Unite the Union on a range of topics including fair pay, the UK pay deal and employee wellbeing.

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	61

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

Barclays PLC 2021 Pillar 3 Report can be found online at home.barclays/annualreport

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	62

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

Barclays PLC 2019 Annual Report can be found online at home.barclays/annualreport

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	63

Element and purpose	Operation
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

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	64

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

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	65

Element	Operation
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

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	66

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

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	67

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
2021 annual bonus outcomes

	Threshold	Maximum	2021 Actual	C.S. Venkatakrishnan		Tushar Morzaria
				Weighting	2021 Outcome	Weighting	2021 Outcome
Profit before tax (excluding material items), with CET1 ratio underpin	£3.2bn	£6.0bn	£9.1bna,b	62.5%	62.5%	50.0%	50.0%
Cost: income ratio (excluding material items)	68.0%	63.0%	62.9%[a,b]	12.5%	12.5%	10.0%	10.0%
Strategic non-financial	Performance against strategic measures, organised around three main categories: Customers and clients, Colleagues and Society			25.0%	19.4%	20.0%	15.5%
Personal	Individual performance against each of the Executive Director's personal objectives assessed by the Committee			n/a	n/a	20.0%	19.0%
Total				100.0%	94.4%	100.0%	94.5%
Final 2021 annual bonus outcome following Committee discretion					94.4%		94.5%
Notes
a    £648m of structural cost actions treated as material items and excluded from 2021 profit before tax and cost: income ratio. Structural cost actions primarily relate to the real estate review in Q221 and Barclays UK transformation costs.
b    The Remuneration report was approved by the Board Remuneration Committee in February 2022. Financial and capital metrics referenced within the Remuneration report are those that were used by the Committee to reach their decisions in February 2022. Accordingly, metrics have not been amended for the impact of the over-issuance of securities under BBPLC's 2019 F-3 (see Note 1a to the financial statements for further details).

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
Further detail follows on the assessment of the Strategic non-financial measures, and performance against Personal objectives where applicable.

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	68

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
On track
Total Customers and clients: 5.0%
Refer to home.barclays/sustainability/esg-resource-hub/ for more information on the ESG measures.

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	69

Remuneration report
Annual report on Directors’ remuneration continued

Colleagues

Measure	Criteria	Performance	Commentary	Outcome
Diversity	28% females at Managing Director and Director level by 2021	28% in 2021, increasing from 26.5%[a] in 2020	–Achieved our target by the end of 2021 –For the UK, the equivalent was 30% at the end of 2021	On track
Inclusion	Improve inclusion indicators	Inclusion Index from Your View survey 79% (2020: 76%)	–88% of colleagues told us that they feel included in their team (2020: 89%) –82% of colleagues told us they believe that senior leaders are truly committed to building a diverse workforce (2020: 82%)	Slightly ahead of track
Engagement	Maintain engagement at healthy levels
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
Ahead of track
Total Colleagues: 4.5%
Note
a    Represented to 1 decimal place as per the 2020 Remuneration report. Rounded in the Strategic Report to 26%; actual outcome 26.46%.

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	70

Remuneration report
Annual report on Directors’ remuneration continued

Society

Measure	Criteria	Performance	Commentary	Outcome
Green financing	Progress towards our commitment to facilitate £100bn of green financing by 2030	£29.8bn (£17.6bn in 2020)
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
On track
Total Society: 6.0%
Overall strategic non-financial outcome for C.S. Venkatakrishnan (scaled up to be out of a maximum possible 25%)				19.4%
Overall strategic non-financial outcome for Tushar Morzaria (out of a maximum possible 20%)				15.5%
Further details on our approach to Key Performance Indicators are included in the Strategic report.

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	71

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
The table below summarises performance against the Personal objectives that Tushar Morzaria shared with Jes Staley.

Shared objectives for Tushar Morzaria and Jes Staley	Outcomes[a]
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

Optimise partnerships within the Group to deliver the whole of Barclays to our clients
–The Power of One Barclays is about colleagues uniting across businesses to put our clients' needs, opportunities and experience first. For example, the Green Structured Notes programme, launched as a partnership between Equities and Treasury, embodies the Power of the One Barclays philosophy to expand our green product offering for clients
–The Group Chief Executive was involved in a number of key Power of One Barclays client meetings and client pitches, which assisted in securing new client business including one of the largest IPOs within the Financial Institutions Group in 2021

Continue to drive our technology agenda across the Group to support improving customer and client experience
–The continuing shift towards digital adoption and demand for digital financial services has helped accelerate our digital agenda, and our focus on creating new business models built around digital customer engagement
–We continued to enhance the Barclays App, reaching 10m registrations and over 3 billion logins. Customers cannot only transact and pay in the App but can complete hundreds of journeys end-to-end digitally, e.g. card management ‘on-the-go’ and ‘in-app support’ for those requiring assistance making credit card repayments
–During 2021, we launched a first-of-its-kind payment option, known as Instalments for Amazon, allowing UK consumers to access a line of credit for their basket of purchases following a simple and quick, one-time application process

Drive growth in fee-based, technology-led annuity businesses with lower capital intensity
–Good progress had been made in leveraging the investment we have made in our payments capabilities, and our aim is to deliver an additional £900m of income from payments activity by 2023
–Successfully established new partnerships, including a long-term partnership agreement with Gap Inc., significant new client relationships, with Center Parcs and the UK Ministry of Defence, and expanded our relationship with Amazon

Note
a    The Remuneration report was approved by the Board Remuneration Committee in February 2022. Financial and capital metrics referenced within the Remuneration report are those that were used by the Committee to reach their decisions in February 2022. Accordingly, metrics have not been amended for the impact of the over-issuance of securities under BBPLC's 2019 F-3 (see Note 1a to the financial statements for further details).

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	72

Remuneration report
Annual report on Directors’ remuneration continued

The table below summarises Tushar Morzaria’s performance against the objectives specific to him.

Tushar Morzaria’s objectives	Outcomes[a]
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
Note
a    The Remuneration report was approved by the Board Remuneration Committee in February 2022. Financial and capital metrics referenced within the Remuneration report are those that were used by the Committee to reach their decisions in February 2022. Accordingly, metrics have not been amended for the impact of the over-issuance of securities under BBPLC's 2019 F-3 (see Note 1a to the financial statements for further details).

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

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	73

Remuneration report
Annual report on Directors’ remuneration continued

2019-2021 LTIP outcomes

Performance measure	Weighting	Threshold	Maximum vesting	Actual[d]	% of award vesting
Average return on tangible equity (RoTE) (excluding litigation and conduct and other material items)[a,b]	50%	10% of award vests for RoTE of 8.5% A CET1 underpin also applied	50% of award vests for RoTE of 10.5%	9.6%	32.0%
2021 Cost: income ratio (excluding litigation and conduct and other material items)[c]	20%	4% of award vests for average cost: income ratio of 60%	20% of award vests for Cost: income ratio of 58.5%	62.1%	0.0%
Risk scorecard (detailed below)	15%	The Risk scorecard captures a range of risks and is aligned with the annual incentive risk alignment framework reviewed with the regulators. The current framework measures performance against three broad categories – Capital and liquidity, Control environment and Conduct – using a combination of quantitative and qualitative metrics			11.5%
Strategic non-financial (detailed on pages 69 and 70)	15%	Performance is measured against the Strategic non-financial measures. The Committee determined the percentage of the award that may vest between 0% and 15%. The measures are organised around three equally weighted categories: Customers and clients, Colleagues and Society			11.5%
Total					55.0%
Final 2019-2021 LTIP vesting outcome approved by the Committee					55.0%
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
d    The Remuneration report was approved by the Board Remuneration Committee in February 2022. Financial and capital metrics referenced within the Remuneration report are those that were used by the Committee to reach their decisions in February 2022. Accordingly, metrics have not been amended for the impact of the over-issuance of securities under BBPLC's 2019 F-3 (see Note 1a to the financial statements for further details).

Assessment of the Risk scorecard for the 2019-2021 LTIP
A summary of the Committee’s assessment against the Risk scorecard performance measure over the three-year performance period is provided below. Each category was equally weighted at 5%.

Category	Performance[a]	Outcome
Capital and liquidity	–Group CET1 ratio grew from 13.2% to 15.1% over the period, and remained comfortably above the regulatory minimum throughout –Stress tests show that the bank is positioned to withstand a period of deteriorating economic imbalances due to post COVID-19 heightened demand and climate transition pressures –Our Liquidity Coverage Ratio was significantly above the 100% regulatory requirement throughout the period	4.5%
Control environment	–The internal control environment continued to be strengthened, with most of the Group's operations achieving a ‘Satisfactory’ rating[b] –Fraud, Transaction Operations, Information Security and Technology continue to be highlighted as key operational risk exposures	3.0%
Conduct	–Barclays overall operated within Conduct Risk tolerance throughout the period –Trading Entity conduct risk dashboards continued to evolve, to allow effective oversight and decision-making –The Group remains focused on the continuous improvements being made to manage risk effectively with an emphasis on enhancing governance and management information to identify risk at earlier stages	4.0%
Overall Risk scorecard outcome for the 2019-2021 LTIP		11.5%
Notes
a    The Remuneration report was approved by the Board Remuneration Committee in February 2022. Financial and capital metrics referenced within the Remuneration report are those that were used by the Committee to reach their decisions in February 2022. Accordingly, metrics have not been amended for the impact of the over-issuance of securities under BBPLC's 2019 F-3 (see Note 1a to the financial statements for further details).
b The Remuneration report was approved by the Board Remuneration Committee in February 2022. The control environment assessment referenced within the Remuneration report is that made by the Committee in reaching the 2019-2021 LTIP vesting decision in February 2022. Accordingly, the assessment shown above has not been amended for the material weakness that was identified subsequently in relation to the over-issuance of securities under BBPLC's 2019 F-3 (see the Directors’ report: How we comply – Audit, Risk and Internal Control for further details).

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	74

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

	Employee engagement	Maintain at healthy levels	–Engagement levels across Barclays are now at 82%, up 3% percentage points on 2018 –87% of colleagues believe strongly in the goals and objectives of Barclays
	"My team actively seeks feedback to understand customer and client expectations"	Maintain at healthy levels	–The percentage of colleagues who believe that their team actively seeks feedback to understand customer and client expectations has been maintained at a strong level (above 80%) throughout the period

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	75

Remuneration report
Annual report on Directors’ remuneration continued

Category	Measure	Criteria	Performance	Outcome
Society	Social, environmental and sustainability-linked financing	Facilitate £150bn over 2018-2025	–On a cumulative basis, a total of £193.3bn of social, environmental and sustainability-linked financing facilitated between 2018 and the end of 2021, exceeding the target four years early –Environmental financing increased year on year during the period	4.5%
	GHG emissions reduction in our operations	GHG scope 1 and 2 emissions (market-based) reduced by 80% by 2021 against a 2018 baseline Renewable electricity to 90% by 2021
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

	% of Fixed Pay	Number of shares	Face value at grant	Performance period
Tushar Morzaria	134%	1,536,078	£2,211,000	2021-2023
Jes Staley	140%	2,285,706	£3,290,000	2021-2023

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	76

Remuneration report
Annual report on Directors’ remuneration continued

The performance measures for the 2021-2023 LTIP awards are as follows:

Performance measure	Weighting	Threshold	Maximum vesting
2023 return on tangible equity (RoTE) (excluding material items)[a]	25%	0% of award vests for RoTE of 6.0%, rising on a straight-line basis	25% of award vests for RoTE of 12.0%
Average cost: income ratio (excluding material items)	10%	0% of award vests for average cost: income ratio of 65.0%, rising on a straight-line basis	10% of award vests for average cost: income ratio of 62.0%
Maintain CET 1 ratio within the target range	10%
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

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	77

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

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	78

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

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	79

Remuneration report
Annual report on Directors’ remuneration continued

Performance measure	Weighting	Metrics
Profit before tax (excluding material items)	50%	A performance target range has been set for this financial measure, which will be disclosed in the next Remuneration report. Pay-out of this element will also depend on the CET1 ratio at the end of the performance year. In line with regulatory requirements, if the CET1 ratio is below the MDR hurdle at the end of the performance year, the Committee will consider what part if any of this element should pay out.
Cost: income ratio (excluding material items)	10%	A performance target range has been set for this financial measure, which will be disclosed in the next Remuneration report.
Strategic non-financial The evaluation will focus on a range of key metrics across stakeholder groups, with a detailed retrospective narrative on progress against each category throughout the period. Performance against the measures will be assessed by the Committee to determine the percentage of the award that may vest between 0% and 25%. Each of the three main categories is weighted as shown.	25%
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

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	80

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

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	81

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

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	82

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
e    Not applicable as the individual was not a participant in a long-term incentive award that vested in the period.

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	83

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

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	84

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

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	85

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

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	86

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

	1 January 2022	1 January 2021
	£000	£000
Chairman[a]	800	800
Board member	90	90
Additional responsibilities
Senior Independent Director	36	36
Chairman of Board Audit or Risk Committee	80	80
Chairman of the Board Remuneration Committee	70	70
Membership of Board Audit, Remuneration or Risk Committee	30	30
Membership of Board Nominations Committee	15	15
Note
a    The Chairman does not receive any fees in addition to the Chairman fees.

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	87

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
d    Sir Ian Cheshire stepped down as a Non-Executive Director with effect from 5 May 2021 and as a result his shareholdings are shown as at that date.

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	88

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

Effective date of appointment
Chairman
Nigel Higgins	1 March 2019 (as a Non-Executive Director) 2 May 2019 (as Chairman)
Executive Directors
C.S. Venkatakrishnan	1 November 2021
Tushar Morzaria	15 October 2013
Non-Executive Directors
Mike Ashley	18 September 2013
Robert Berry	8 February 2022
Tim Breedon	1 November 2012
Mohamed A. El-Erian	1 January 2020
Dawn Fitzpatrick	25 September 2019
Mary Francis	1 October 2016
Crawford Gillies	1 May 2014
Brian Gilvary	1 February 2020
Diane Schueneman	25 June 2015
Julia Wilson	1 April 2021

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	89

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

The Committee’s terms of reference are available at home.barclays/who-we-are/our-governance/board-committees

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	90

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

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	91

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

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	92

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

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	93

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

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	94

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
You can find more information in our Diversity & Inclusion Report available at home.barclays/annualreport

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	95

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

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	96

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
You can find out more information in the Directors’ Remuneration Report in this Report.

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	97

Risk review
The management of risk is a critical underpinning to the execution of Barclays’ strategy. The material risks and uncertainties the Group faces across its business and portfolios are key areas of management focus.

		Annual Report	Pillar 3 Report
Risk management strategy	■Enterprise Risk Management Framework (ERMF)	100	150
Overview of Barclays’ approach to risk management. A detailed overview together with more specific information on policies that the Group determines to be of particular significance in the current operating environment can be found in the Barclays PLC Pillar 3 Report 2021 or at barclays.com	■Segregation of duties – the ‘Three Lines of Defence’ model	100	150
	■Principal risks	101	151
	■Risk appetite for the principal risks	101	151
	■Risk committees	101	152
	■Frameworks, policies and standards	n/a	153
	■Assurance	n/a	153
	■Effectiveness of risk management arrangements	n/a	153
	■Learning from our mistakes	n/a	154
	■Barclays’ risk culture	101	154
	■Group-wide risk management tools	n/a	154
	■Risk management in the setting of strategy	n/a	158
Material existing and emerging risks	■Material existing and emerging risks potentially impacting more than one principal risk	102	n/a
Insight into the level of risk across our business and portfolios, the material existing and emerging risks and uncertainties we face and the key areas of management focus.	■Climate risk	106	n/a
	■Credit risk	107	n/a
	■Market risk	108	n/a
	■Treasury and capital risk	108	n/a
	■Operational risk	109	n/a
	■Model risk	111	n/a
	■Conduct risk	112	n/a
	■Reputation risk	112	n/a
	■Legal risk and legal, competition and regulatory matters	112	n/a
Principal risk management	■Climate risk management	114	n/a
Barclays’ approach to risk management for each principal risk with focus on organisation and structure and roles and responsibilities.	■Credit risk management	116	159
	■Management of credit risk mitigation techniques and counterparty credit risk	n/a	177
	■Market risk management	117	180
	■Management of securitisation exposures	n/a	189
	■Treasury and capital risk management	118	193
	■Operational risk management	119	201
	■Model risk management	120	205
	■Conduct risk management	121	208
	■Reputation risk management	121	210
	■Legal risk management	121	212
Risk performance	■Credit risk overview and summary of performance	123	n/a
Credit risk: The risk of loss to the Group from the failure of clients, customers or counterparties, including sovereigns, to fully honour their obligations to the Group, including the whole and timely payment of principal, interest, collateral and other receivables.	■Maximum exposure and effects of netting, collateral and risk transfer	123	n/a
	■Expected Credit Losses	126	n/a
	■Movements in gross exposure and impairment allowance including provisions for loan commitments and financial guarantees	130	n/a
	■Management adjustments to models for impairment	135	n/a
	■Measurement uncertainty and sensitivity analysis	137	n/a
	■Analysis of the concentration of credit risk	146	n/a
	■The Group’s approach to management and representation of credit quality	148	n/a
	■Analysis of specific portfolios and asset types	152	n/a
	■Forbearance	155	n/a
	■Analysis of debt securities	157	n/a
	■Analysis of derivatives	158	n/a

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	98

		Annual Report	Pillar 3 Report
Market risk: The risk of loss arising from potential adverse changes in the value of the Group’s assets and liabilities from fluctuation in market variables including, but not limited to, interest rates, foreign exchange, equity prices, commodity prices, credit spreads, implied volatilities and asset correlations.	■Market risk overview and summary of performance	159	125
	■Balance sheet view of trading and banking books	n/a	126
	■Review of management measures	159	127
	■Review of regulatory measures	n/a	128
Treasury and capital risk – Liquidity: The risk that the Group is unable to meet its contractual or contingent obligations or that it does not have the appropriate amount, tenor and composition of funding and liquidity to support its assets.	■Liquidity risk overview and summary of performance	161	n/a
	■Liquidity risk stress testing	163	n/a
	■Liquidity pool	165	n/a
	■Funding structure and funding relationships	166	n/a
	■Contractual maturity of financial assets and liabilities	169	n/a
	■Asset encumbrance	n/a	221
Treasury and capital risk – Capital: The risk that the Group has an insufficient level or composition of capital to support its normal business activities and to meet its regulatory capital requirements under normal operating environments and stressed conditions (both actual and as defined for internal planning or regulatory testing purposes). This also includes the risk from the Group’s pension plans.	■Capital risk overview and summary of performance	173	n/a
	■Regulatory minimum capital and leverage requirements	173	8
	■Analysis of capital resources	174	n/a
	■Analysis of risk-weighted assets	176	25
	■Analysis of leverage ratio and exposures	177	n/a
	■Minimum requirement for own funds and eligible liabilities	178	n/a
	■Foreign exchange risk	179	41
	■Pension risk review	180	42
Treasury and capital risk – Interest rate risk in the banking book: The risk that the Group is exposed to capital or income volatility because of a mismatch between the interest rate exposures of its (non-traded) assets and liabilities.	■Interest rate risk in the banking book overview and summary of performance	182	43
	■Net interest income sensitivity	182	43
	■Analysis of equity sensitivity	183	n/a
	■Volatility of the fair value through other comprehensive income (FVOCI) portfolio in the liquidity pool	183	44
Operational risk: The risk of loss to the Group from inadequate or failed processes or systems, human factors or due to external events (for example, fraud) where the root cause is not due to credit or market risks.	■Operational risk overview and summary of performance	184	145
	■Operational risk profile	184	147
Model risk: The potential for adverse consequences from decisions based on incorrect or misused model outputs and reports.	■Model risk overview and summary of performance	186	n/a
Conduct risk: The risk of poor outcomes for, or harm to, customers, clients and markets, arising from the delivery of the Group’s products and services.	■Conduct risk overview and summary of performance	186	n/a
Reputation risk: The risk that an action, transaction, investment, event, decision, or business relationship will reduce trust in the Group’s integrity and/or competence.	■Reputation risk overview and summary of performance	186	n/a
Legal risk: The risk of loss or imposition of penalties, damages or fines from the failure of the Group to meet its legal obligations, including regulatory or contractual requirements.	■Legal risk overview and summary of performance	186	n/a
Supervision and regulation	■Supervision of the Group	187	n/a
The Group’s operations, including its overseas offices, subsidiaries and associates, are subject to a significant body of rules and regulations.	■Global regulatory developments	187	n/a
	■Financial regulatory framework	188	n/a
Pillar 3 Report	■Notes on basis of preparation	n/a	5
Contains extensive information on risk as well as capital management.	■Scope of application of Basel rules	n/a	6
Risk and capital position review: Provides a detailed breakdown of Barclays’ regulatory capital adequacy and how this relates to Barclays’ risk management.	■Analysis of credit risk	n/a	46
	■Analysis of counterparty credit risk	n/a	109
	■Analysis of market risk	n/a	125
	■Analysis of securitisation exposures	n/a	132
	■Analysis of operational risk	n/a	145

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	99

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

Board
Committees
Barclays PLC Board
Barclays PLC
Board Risk
Committee
Barclays PLC
Board Audit
Committee
Barclays PLC
Board
Remuneration
Committee
Management
Level
Committees/
Forums
Barclays Group
ExCo
Group Risk Committee
Group
Remuneration
Review Panel
Business Level
Committees/
Forums
Barclays Group Product/
Risk Type Committees

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	100

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

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	101

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

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	102

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

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	103

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

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	104

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
Any of these factors may have a material adverse effect on the Group’s business, results of operations, financial condition, prospects and reputation.
For further details on the impacts of benchmark interest rate reforms on the Group, refer to Note 41.

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	105

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

x) Internal control over financial reporting and disclosure controls and procedures
The Group is subject to requirements under the Sarbanes-Oxley Act of 2002, as amended (the Sarbanes-Oxley Act) to perform system and process evaluation and testing of its internal control over financial reporting to allow management to assess the effectiveness of its internal controls. In connection with the offer and sale of securities by BBPLC in excess of the amounts registered under BBPLC's 2019 F-3 (see ‘Material existing and emerging risks impacting individual principal risks - ix) Legal risk and legal, competition and regulatory matters – a) Over-issuance of US securities under BBPLC's US Shelf’ below), management has concluded that, the Group had a material weakness in relation to certain aspects of its internal control environment and, as a consequence, its internal control over financial reporting as at 31 December 2021 was not effective under the applicable Committee of Sponsoring Organizations (COSO) Framework and its disclosure controls and procedures were not effective as at such date. The material weakness that has been identified relates to a weakness in controls over the identification of external regulatory limits related to securities issuance and monitoring against these limits. As a result of this weakness, BBPLC issued securities in excess of the amount under the 2019 F-3.
Remediation efforts have begun and the Group is taking steps to strengthen internal controls relating to securities issuance to address the material weakness. However, internal control systems (no matter how well designed) have inherent limitations and may not prevent or detect further misstatements or errors (whether of a similar or different character to the foregoing). If the Group fails to maintain an effective internal control environment or its disclosure controls and procedures are not effective, the Group could suffer material misstatements in its financial statements and fail to meet its reporting obligations, which could cause investors to lose confidence in the Group's reported financial information. This could in turn limit the Group’s access to capital markets, negatively impact its results of operations, and lead to a negative impact on the trading price of its securities. Additionally, ineffective internal control over financial reporting could expose the Group to increased risk of fraud or misuse of corporate assets and subject it to potential regulatory investigations and civil or criminal sanctions. Any of the foregoing could have a material adverse effect on the Company’s and the Group’s business, financial condition, results of operations and reputation as a frequent issuer in the securities markets.
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

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	106

Risk review
Material existing and emerging risks continued
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

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	107

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

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	108

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

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	109

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

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	110

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
For further details on the Group’s approach to model risk, refer to the model risk management and model risk performance sections.

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	111

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

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	112

Risk review
Material existing and emerging risks continued
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
a) Over-issuance of US securities under BBPLC's US Shelf
The Group may be subject to claims for rescission or damages and regulatory enforcement actions in connection with certain sales of securities issued by BBPLC in excess of the amount set forth in a prior registration statement.
In August 2019, the SEC declared effective BBPLC’s Registration Statement on Form F-3 (the 2019 F-3) covering the offer and sale of up to $20.8bn maximum aggregate offering price of securities registered thereunder. It has been estimated that the maximum aggregate offering price set forth in the 2019 F-3 was exceeded in February 2021, with issuances through to 10 March 2022 exceeding the limit by approximately $15bn. The securities that were issued in this period comprise structured notes and exchange traded notes (ETNs). As such, certain offers and sales were not made in compliance with the Securities Act of 1933, as amended (the Securities Act), giving rise to rights of rescission for certain purchasers of the securities. As a result, BBPLC has elected to make a rescission offer (the Rescission Offer) to eligible purchasers of the relevant affected securities, which it intends to launch as soon as reasonably practicable. The Group is also engaged with, and responding to inquiries and requests for information from, various regulators, including the SEC.
The Group is conducting a review, assisted by external counsel, of the facts and circumstances relating to the sale of the relevant affected securities in excess of amounts registered under BBPLC's 2019 F-3 and, among other things, the control environment related to such sales. The Group is also conducting an internal review involving a five-year look-back at limits in other issuance programmes. Management has assessed as remote the risk of material financial impact associated with issuance limits other than where pre-registration of securities is required; therefore the focus of the review has been on programmes with external regulatory limits related to securities issuance. This review has not identified any other breach of a external regulatory limit in any issuance programme used by a member of the Group. Management has identified an instance where a limit imposed solely for internal governance reasons was exceeded when taking into account a large security held on the Group's own balance sheet issued under a non-SEC registered debt issuance programme which did not have an external limit, although the breach of the internal limit did not give rise to any rights on the part of investors and did not constitute a material weakness. Nevertheless, there can be no assurance that the ongoing internal or external counsel reviews will not identify additional facts and information that could be material to an evaluation of this aspect of the Group's control environment.
Under Section 12(a)(1) of the Securities Act, certain purchasers of unregistered securities have a right to recover, upon the tender of such security, the consideration paid for such security with interest, less the amount of any income received, or damages if the purchaser no longer owns the security (the Rescission Price). Pursuant to the Rescission Offer, BBPLC will offer to repurchase the relevant affected securities at the Rescission Price.
Although the Rescission Offer is expected to reduce liability with respect to potential private civil claims, it will not necessarily prevent such claims from being asserted against BBPLC and/or its affiliates, including claims under applicable US federal securities laws. Further, the Rescission Offer will not bar the SEC or other authorities from pursuing enforcement actions against BBPLC and its affiliates, which could result in fines, penalties and/or other sanctions.
As at 31 March 2022, the Group had a provision of £540m relating to this matter, £320m of which was recognised as at 31 March 2022 and £220m of which was recognised as at 31 December 2021 in relation to the c.$13bn over-issuance of structured notes, which represents the best estimate of the rescission right investors have for these securities. A contingent liability exists in relation to the c.$2bn over-issuance of ETNs due to evidentiary challenges and the high level of trading in the securities. A contingent liability also exists in relation to any potential civil claims or enforcement actions taken against BBPLC but the
Company is unable to assess the likelihood of liabilities that may arise out of such claims or actions, there is currently no indication of the timetable for resolution and it is not practicable to provide an estimate of the financial effects.
The final cost of the Rescission Offer will be impacted by a number of factors, including prevailing market conditions. Prior to the completion of the Rescission Offer, the amount of the provision will fluctuate, perhaps materially, due, in part, to the volatility of the market prices for the structured notes subject to the Rescission Offer. While BBPLC and/or its affiliates have entered into hedging arrangements designed to minimise the volatility, such arrangements cannot by their very nature completely hedge the exposures, which may mean the final impact of the Rescission Offer may materially differ from the £540m provision reflected as at 31 March 2022. In addition, the hedging arrangements may be modified, may not prove effective (in existing or modified form), may expire prior to the end of the Rescission Offer and do not cover any other losses arising out of potential private civil claims or enforcement actions. Any of the foregoing could result in material additional losses for the Group.
Any liabilities, claims or actions in connection with the over-issuance of securities under the 2019 F-3 could have a material adverse effect on BBPLC’s and the Group’s business, financial condition, results of operations and reputation as a frequent issuer in the securities markets.
Management has concluded that, by virtue of the fact that there was a weakness in controls over the identification of external regulatory limits related to securities issuance and monitoring against these limits, the Group had a material weakness in relation to certain aspects of its internal control environment and, as a consequence, its internal control over financial reporting and disclosure controls and procedures as at 31 December 2021 were not effective. Further details on such material weakness are set out under ‘Material existing and emerging risks potentially impacting more than one principal risk - x) Internal control over financial reporting and disclosure controls and procedures’ above. Further details on disclosure controls and procedures are set out under "Additional information - Disclosure controls and procedures" below.

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	113

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

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	114

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

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	115

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
•financial guarantees and similar off-balance sheet commitments: cash collateral may be held against these arrangements.

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	116

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
The objectives of market risk management are to:
•identify, understand and control market risk by robust measurement, limit setting, reporting and oversight
•facilitate business growth within a controlled and transparent risk management framework
•control market risk in the businesses according to the allocated appetite.
To meet the above objectives, a governance structure is in place to manage these risks consistent with the ERMF.

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	117

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

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	118

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

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	119

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
•Overseeing that every model is subject to validation and approval by IVU, prior to being used and on a continual basis.
•Defining model risk appetite in terms of risk tolerance, and qualitative metrics which are used to track and report model risk.

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	120

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

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	121

Risk review: Credit risk
Risk performance
Credit risk: summary of contents

		Page
Credit risk represents a significant risk and mainly arises from exposure to wholesale and retail loans and advances together with the counterparty credit risk arising from derivative contracts entered into with clients.	■Credit risk overview and summary of performance	123
	■Maximum exposure and effects of netting, collateral and risk transfer	123
This section outlines the expected credit loss allowances, the movements in allowances during the period, material management adjustments to model output and measurement uncertainty and sensitivity analysis.	■Expected Credit Losses	126
	–Loans and advances at amortised cost by stage	126
	–Loans and advances at amortised cost by product	128
	–Movement in gross exposure and impairment allowance for loans and advances at amortised cost	130
	–Stage 2 decomposition	134
	–Stage 3 decomposition	134
	■Management adjustments to models for impairment	135
	■Measurement uncertainty and sensitivity analysis	137
The Group reviews and monitors risk concentrations in a variety of ways. This section outlines performance against key concentration risks.	■Analysis of the concentration of credit risk	146
	–Geographic concentrations	146
	–Industry concentrations	146
	■Approach to management and representation of credit quality	148
	–Asset credit quality	148
	–Debt securities	148
	–Balance sheet credit quality	148
	–Credit exposures by internal PD grade	150
Credit risk monitors exposure performance across a range of significant portfolios.	■Analysis of specific portfolios and asset types	152
	–Secured home loans	152
	–Credit cards, unsecured loans and other retail lending	153
	–Government supported loans	154
The Group monitors exposures to assets where there is a heightened likelihood of default and assets where an actual default has occurred. From time to time, suspension of certain aspects of client credit agreements are agreed, generally during temporary periods of financial difficulties where the Group is confident that the client will be able to remedy the suspension. This section outlines the current exposure to assets with this treatment.	■Forbearance	155
	–Retail forbearance programmes	156
	–Wholesale forbearance programmes	157
This section provides an analysis of credit risk on debt securities and derivatives.	■Analysis of debt securities	157
	■Analysis of derivatives	158

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	122

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
In retail cards, credit profiles did not show material deterioration due to continued government support measures in some geographies and customer deleveraging. In wholesale, watch list balances continue to improve. However, the degree of economic uncertainty remains relatively high: credit deterioration may still occur when support measures are fully withdrawn across geographies; emerging supply chain disruption and inflationary pressures may challenge economic stability. Given this backdrop, management has maintained economic uncertainty adjustments to modelled outputs to address these sources of uncertainties and ensure that the potential impact of stress are provided for. This uncertainty continues to be captured in two distinct ways: firstly, the identification of customers and clients who may be more vulnerable to the withdrawal of support and emerging economic instability and secondly, model uncertainty which does not capture certain macroeconomic and risk parameter uncertainties which are applied at a portfolio level. Refer to the Management adjustment to models for impairment section on page 137 for further details.
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

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	123

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

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	124

Risk review: Credit risk
Risk performance continued

Maximum exposure and effects of netting, collateral and risk transfer (audited)
	Maximum exposure	Netting and set-off	Cash collateral	Non-cash collateral	Risk transfer	Net exposure
As at 31 December 2020	£m	£m	£m	£m	£m	£m
On-balance sheet:
Cash and balances at central banks	191,127	—	—	—	—	191,127
Cash collateral and settlement balances	101,367	—	—	—	—	101,367
Loans and advances at amortised cost:
Home loans	159,647	—	(284)	(159,203)	(85)	75
Credit cards, unsecured loans and other retail lending	40,813	—	(967)	(3,825)	(195)	35,826
Wholesale loans	142,172	(6,988)	(62)	(37,103)	(23,963)	74,056
Total loans and advances at amortised cost	342,632	(6,988)	(1,313)	(200,131)	(24,243)	109,957
Of which credit-impaired (Stage 3):
Home loans	1,813	—	(14)	(1,796)	—	3
Credit cards, unsecured loans and other retail lending	921	—	(14)	(237)	(2)	668
Wholesale loans	2,525	—	(4)	(872)	(232)	1,417
Total credit-impaired loans and advances at amortised cost	5,259	—	(32)	(2,905)	(234)	2,088
Reverse repurchase agreements and other similar secured lending	9,031	—	—	(9,031)	—	—
Trading portfolio assets:
Debt securities	56,482	—	—	(391)	—	56,091
Traded loans	8,348	—	—	(374)	—	7,974
Total trading portfolio assets	64,830	—	—	(765)	—	64,065
Financial assets at fair value through the income statement:
Loans and advances	30,879	—	(9)	(23,677)	—	7,193
Debt securities	1,693	—	—	(292)	—	1,401
Reverse repurchase agreements	137,616	—	(672)	(136,537)	—	407
Other financial assets	343	—	—	—	—	343
Total financial assets at fair value through the income statement	170,531	—	(681)	(160,506)	—	9,344
Derivative financial instruments	302,446	(233,080)	(43,291)	(4,773)	(6,409)	14,893
Financial assets at fair value through other comprehensive income	77,927	—	—	(106)	(1,385)	76,436
Other assets	850	—	—	—	—	850
Total on-balance sheet	1,260,741	(240,068)	(45,285)	(375,312)	(32,037)	568,039

Off-balance sheet:
Contingent liabilities	21,609	—	(1,095)	(2,135)	(282)	18,097
Loan commitments	333,049	—	(128)	(40,714)	(1,520)	290,687
Total off-balance sheet	354,658	—	(1,223)	(42,849)	(1,802)	308,784

Total	1,615,399	(240,068)	(46,508)	(418,161)	(33,839)	876,823

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	125

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

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	126

Risk review: Credit risk
Risk performance continued

Loans and advances at amortised cost by stage (audited)
	Gross exposure				Impairment allowance				Net exposure
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
As at 31 December 2020	£m	£m	£m	£m	£m	£m	£m	£m	£m
Barclays UK	153,250	23,896	2,732	179,878	332	1,509	1,147	2,988	176,890
Barclays International[a]	21,048	5,500	1,992	28,540	396	1,329	1,205	2,930	25,610
Head Office	4,267	720	844	5,831	4	51	380	435	5,396
Total Barclays Group retail	178,565	30,116	5,568	214,249	732	2,889	2,732	6,353	207,896
Barclays UK	31,918	4,325	1,126	37,369	13	129	116	258	37,111
Barclays International[a]	79,911	16,565	2,270	98,746	288	546	859	1,693	97,053
Head Office	570	—	33	603	—	—	31	31	572
Total Barclays Group wholesale[b]	112,399	20,890	3,429	136,718	301	675	1,006	1,982	134,736
Total loans and advances at amortised cost	290,964	51,006	8,997	350,967	1,033	3,564	3,738	8,335	342,632
Off-balance sheet loan commitments and financial guarantee contracts[c]	289,939	52,891	2,330	345,160	256	758	50	1,064	344,096
Total[d]	580,903	103,897	11,327	696,127	1,289	4,322	3,788	9,399	686,728

					Loan impairment charge and loan loss rate
	Coverage ratio				Loan impairment charge	Loan loss rate
	Stage 1	Stage 2	Stage 3	Total
As at 31 December 2020%		%	%	%	£m	bps
Barclays UK	0.2	6.3	42.0	1.7	1,070	59
Barclays International[a]	1.9	24.2	60.5	10.3	1,680	589
Head Office	0.1	7.1	45.0	7.5	91	156
Total Barclays Group retail	0.4	9.6	49.1	3.0	2,841	133
Barclays UK	—	3.0	10.3	0.7	154	41
Barclays International[a]	0.4	3.3	37.8	1.7	914	93
Head Office	—	—	93.9	5.1	—	—
Total Barclays Group wholesale[b]	0.3	3.2	29.3	1.4	1,068	78
Total loans and advances at amortised cost	0.4	7.0	41.5	2.4	3,909	111
Off-balance sheet loan commitments and financial guarantee contracts[c]	0.1	1.4	2.1	0.3	776
Other financial assets subject to impairment[d]					153
Total[e]	0.2	4.2	33.4	1.4	4,838
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
e    The loan loss rate is 138bps after applying the total impairment charge of £4,838m.

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	127

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

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	128

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

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	129

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

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	130

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

Loan commitments and financial guarantees (audited)
	Stage 1		Stage 2		Stage 3		Total
	Gross exposure	ECL	Gross exposure	ECL	Gross exposure	ECL	Gross exposure	ECL
	£m	£m	£m	£m	£m	£m	£m	£m
Home loans
As at 1 January 2021	11,861	—	516	—	5	—	12,382	—
Net transfers between stages	(131)	—	124	—	7	—	—	—
Business activity in the year	7,034	—	—	—	—	—	7,034	—
Net drawdowns, repayments, net re-measurement and movement due to exposure and risk parameter changes	(7,556)	—	(64)	—	(4)	—	(7,624)	—
Limit management and final repayments	(375)	—	(44)	—	(5)	—	(424)	—
As at 31 December 2021	10,833	—	532	—	3	—	11,368	—

Credit cards, unsecured loans and other retail lending
As at 1 January 2021	114,371	55	12,117	305	229	23	126,717	383
Net transfers between stages	5,769	206	(6,379)	(213)	610	7	—	—
Business activity in the year	11,206	—	430	—	2	—	11,638	—
Net drawdowns, repayments, net re-measurement and movement due to exposure and risk parameter changes	(742)	(207)	217	(24)	(526)	(10)	(1,051)	(241)
Limit management and final repayments	(7,785)	(4)	(667)	(7)	(97)	—	(8,549)	(11)
As at 31 December 2021	122,819	50	5,718	61	218	20	128,755	131

Wholesale loans
As at 1 January 2021	163,707	201	40,258	453	2,096	27	206,061	681
Net transfers between stages	8,227	221	(7,174)	(215)	(1,053)	(6)	—	—
Business activity in the year	44,085	14	4,658	102	10	—	48,753	116
Net drawdowns, repayments, net re-measurement and movement due to exposure and risk parameter changes	8,819	(229)	(151)	7	515	(11)	9,183	(233)
Limit management and final repayments	(46,348)	(40)	(9,026)	(106)	(491)	(7)	(55,865)	(153)
As at 31 December 2021	178,490	167	28,565	241	1,077	3	208,132	411

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	131

Risk review: Credit risk
Risk performance continued

Loans and advances at amortised cost (audited)
	Stage 1		Stage 2		Stage 3		Total
	Gross exposure	ECL	Gross exposure	ECL	Gross exposure	ECL	Gross exposure	ECL
	£m	£m	£m	£m	£m	£m	£m	£m
Home loans
As at 1 January 2020	135,713	22	17,043	64	2,155	346	154,911	432
Transfers from Stage 1 to Stage 2	(8,724)	(1)	8,724	1	—	—	—	—
Transfers from Stage 2 to Stage 1	4,618	14	(4,618)	(14)	—	—	—	—
Transfers to Stage 3	(308)	—	(420)	(10)	728	10	—	—
Transfers from Stage 3	47	1	219	2	(266)	(3)	—	—
Business activity in the year[a]	22,548	7	714	2	4	—	23,266	9
Refinements to models used for calculation[b]	—	—	—	—	—	—	—	—
Net drawdowns, repayments, net re-measurement and movements due to exposure and risk parameter changes	(6,195)	(9)	(841)	42	(57)	105	(7,093)	138
Final repayments	(9,060)	(1)	(1,509)	(3)	(308)	(15)	(10,877)	(19)
Disposals[c]	—	—	—	—	—	—	—	—
Write-offs[d]	—	—	—	—	(22)	(22)	(22)	(22)
As at 31 December 2020[e]	138,639	33	19,312	84	2,234	421	160,185	538

Credit cards, unsecured loans and other retail lending
As at 1 January 2020	46,012	542	10,759	2,007	3,409	2,335	60,180	4,884
Transfers from Stage 1 to Stage 2	(6,571)	(134)	6,571	134	—	—	—	—
Transfers from Stage 2 to Stage 1	3,080	482	(3,080)	(482)	—	—	—	—
Transfers to Stage 3	(712)	(25)	(1,162)	(398)	1,874	423	—	—
Transfers from Stage 3	76	39	67	12	(143)	(51)	—	—
Business activity in the year[a]	5,598	67	324	83	59	28	5,981	178
Refinements to models used for calculation[b]	—	13	—	296	—	—	—	309
Net drawdowns, repayments, net re-measurement and movements due to exposure and risk parameter changes[f]	(9,678)	(229)	(2,706)	1,174	(10)	1,353	(12,394)	2,298
Final repayments	(3,291)	(67)	(270)	(37)	(204)	(84)	(3,765)	(188)
Disposals[c]	(1,493)	(8)	(183)	(20)	(204)	(144)	(1,880)	(172)
Write-offs[d]	—	—	—	—	(1,609)	(1,609)	(1,609)	(1,609)
As at 31 December 2020[e]	33,021	680	10,320	2,769	3,172	2,251	46,513	5,700

Wholesale loans
As at 1 January 2020	117,541	143	10,432	302	2,359	547	130,332	992
Transfers from Stage 1 to Stage 2	(12,531)	(35)	12,531	35	—	—	—	—
Transfers from Stage 2 to Stage 1	4,121	40	(4,121)	(40)	—	—	—	—
Transfers to Stage 3	(1,137)	(4)	(875)	(58)	2,012	62	—	—
Transfers from Stage 3	471	22	247	13	(718)	(35)	—	—
Business activity in the year[a]	27,863	46	2,336	149	634	85	30,833	280
Refinements to models used for calculation[b]	—	—	—	—	—	—	—	—
Net drawdowns, repayments, net re-measurement and movements due to exposure and risk parameter changes	13,828	130	3,811	339	(64)	799	17,575	1,268
Final repayments	(28,458)	(22)	(2,977)	(29)	(299)	(59)	(31,734)	(110)
Disposals[c]	(2,394)	—	(10)	—	—	—	(2,404)	—
Write-offs[d]	—	—	—	—	(333)	(333)	(333)	(333)
As at 31 December 2020[e]	119,304	320	21,374	711	3,591	1,066	144,269	2,097
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

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	132

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

Loan commitments and financial guarantees (audited)
	Stage 1		Stage 2		Stage 3		Total
	Gross exposure	ECL	Gross exposure	ECL	Gross exposure	ECL	Gross exposure	ECL
	£m	£m	£m	£m	£m	£m	£m	£m
Home loans
As at 1 January 2020	9,542	—	500	—	4	—	10,046	—
Net transfers between stages	(82)	—	78	—	4	—	—	—
Business activity in the year	7,975	—	—	—	—	—	7,975	—
Net drawdowns, repayments, net re-measurement and movement due to exposure and risk parameter changes	(5,332)	—	(27)	—	(2)	—	(5,361)	—
Limit management and final repayments	(242)	—	(35)	—	(1)	—	(278)	—
As at 31 December 2020	11,861	—	516	—	5	—	12,382	—

Credit cards, unsecured loans and other retail lending
As at 1 January 2020	125,759	35	6,238	71	250	14	132,247	120
Net transfers between stages	(5,477)	43	4,725	(40)	752	(3)	—	—
Business activity in the year	5,214	2	158	3	2	1	5,374	6
Net drawdowns, repayments, net re-measurement and movement due to exposure and risk parameter changes	1,298	(22)	1,636	272	(671)	15	2,263	265
Limit management and final repayments	(12,423)	(3)	(640)	(1)	(104)	(4)	(13,167)	(8)
As at 31 December 2020	114,371	55	12,117	305	229	23	126,717	383

Wholesale loans
As at 1 January 2020	185,839	62	12,447	99	681	41	198,967	202
Net transfers between stages	(28,325)	67	27,319	(72)	1,006	5	—	—
Business activity in the year	42,917	32	4,708	102	774	2	48,399	136
Net drawdowns, repayments, net re-measurement and movement due to exposure and risk parameter changes	13,637	47	(44)	338	(69)	(20)	13,524	365
Limit management and final repayments	(50,361)	(7)	(4,172)	(14)	(296)	(1)	(54,829)	(22)
As at 31 December 2020	163,707	201	40,258	453	2,096	27	206,061	681

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	133

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
For further detail on the three criteria for determining a significant increase in credit risk required for Stage 2 classification, refer to Note 7.
Stage 3 decomposition

Loans and advances at amortised cost
	2021		2020
	Gross exposure	Impairment allowance	Gross exposure	Impairment allowance
As at 31 December	£m	£m	£m	£m
Exposures not charged-off including within cure period[a]	3,894	657	3,773	831
Exposures individually assessed or in recovery book[b]	3,341	1,864	5,224	2,907
Total Stage 3	7,235	2,521	8,997	3,738
Notes
a    Includes £2.9bn (2020: £2.6bn) of gross exposure in a cure period that must remain in Stage 3 for a minimum of 12 months before moving to Stage 2.
b    Exposures individually assessed or in recovery book cannot cure out of Stage 3.

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	134

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

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	135

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

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	136

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
The changes to the scenario weights in 2021 primarily reflect changes made to the severity of the scenarios. The Downside 2 scenario has been aligned with the internal stress test, which is informed by a weaker GDP outlook. The effect of this is to move the Downside 2 scenario further away from the Baseline, resulting in a lower weighting. For further details see page 138.
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

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	137

Risk review: Credit risk
Risk performance continued

Baseline average macroeconomic variables used in the calculation of ECL
	2021	2022	2023	2024	2025
As at 31 December 2021%		%	%	%	%
UK GDP[a]	6.2	4.9	2.3	1.9	1.7
UK unemployment[b]	4.8	4.7	4.5	4.3	4.2
UK HPI[c]	4.7	1.0	1.9	1.9	2.3
UK bank rate	0.1	0.8	1.0	1.0	0.8
US GDP[a]	5.5	3.9	2.6	2.4	2.4
US unemployment[d]	5.5	4.2	3.6	3.6	3.6
US HPI[e]	11.8	4.5	5.2	4.9	5.0
US federal funds rate	0.2	0.3	0.9	1.2	1.3

	2020	2021	2022	2023	2024
As at 31 December 2020%		%	%	%	%
UK GDP[a]	(10.1)	6.3	3.3	2.6	2.0
UK unemployment[b]	4.5	6.7	6.4	5.8	5.1
UK HPI[c]	6.1	2.4	2.3	5.0	2.4
UK bank rate	0.2	0.0	(0.1)	0.0	0.1
US GDP[a]	(4.4)	3.9	3.1	2.9	2.9
US unemployment[d]	8.4	6.9	5.7	5.6	5.6
US HPI[e]	2.3	2.8	4.7	4.7	4.7
US federal funds rate	0.5	0.3	0.3	0.3	0.4

Downside 2 average macroeconomic variables used in the calculation of ECL
	2021	2022	2023	2024	2025
As at 31 December 2021%		%	%	%	%
UK GDP[a]	6.2	0.2	(4.0)	2.8	4.3
UK unemployment[b]	4.8	7.2	9.0	7.6	6.3
UK HPI[c]	4.7	(14.3)	(21.8)	11.9	15.2
UK bank rate	0.1	2.2	3.9	3.1	2.2
US GDP[a]	5.5	(0.8)	(3.5)	2.5	3.2
US unemployment[d]	5.5	6.4	9.1	8.1	6.4
US HPI[e]	11.8	(6.6)	(9.0)	5.9	6.7
US federal funds rate	0.2	2.1	3.4	2.6	2.0

	2020	2021	2022	2023	2024
As at 31 December 2020%		%	%	%	%
UK GDP[a]	(10.1)	(3.9)	6.5	2.6	1.4
UK unemployment[b]	4.5	8.0	9.3	7.8	6.3
UK HPI[c]	6.1	(13.6)	(10.8)	0.5	1.5
UK bank rate	0.2	(0.2)	(0.2)	(0.1)	(0.1)
US GDP[a]	(4.4)	(2.4)	3.6	2.1	2.0
US unemployment[d]	8.4	13.4	11.9	10.1	8.2
US HPI[e]	2.3	(17.2)	(0.7)	0.6	1.3
US federal funds rate	0.5	0.3	0.3	0.3	0.3
Notes
a    Average Real GDP seasonally adjusted change in year.
b    Average UK unemployment rate 16-year+.
c    Change in year end UK HPI = Halifax All Houses, All Buyers index, relative to prior year end.
d    Average US civilian unemployment rate 16-year+.
e    Change in year end US HPI = FHFA house price index, relative to prior year end.

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	138

Risk review: Credit risk
Risk performance continued

Downside 1 average macroeconomic variables used in the calculation of ECL
	2021	2022	2023	2024	2025
As at 31 December 2021%		%	%	%	%
UK GDP[a]	6.2	2.8	(0.7)	2.3	2.9
UK unemployment[b]	4.8	6.2	6.8	6.0	5.3
UK HPI[c]	4.7	(6.8)	(10.5)	6.9	8.6
UK bank rate	0.1	1.6	2.7	2.3	1.6
US GDP[a]	5.5	1.6	(0.4)	2.4	2.7
US unemployment[d]	5.5	5.4	6.6	6.1	5.2
US HPI[e]	11.8	(1.2)	(2.1)	4.8	5.2
US federal funds rate	0.2	1.3	2.3	2.1	1.8

	2020	2021	2022	2023	2024
As at 31 December 2020%		%	%	%	%
UK GDP[a]	(10.1)	0.1	6.6	3.2	1.8
UK unemployment[b]	4.5	7.3	8.0	6.9	5.8
UK HPI[c]	6.1	(6.7)	(3.5)	1.7	2.0
UK bank rate	0.2	(0.1)	(0.1)	0.0	0.0
US GDP[a]	(4.4)	0.4	3.6	2.3	2.2
US unemployment[d]	8.4	11.0	8.9	6.9	6.1
US HPI[e]	2.3	(5.9)	1.8	2.6	3.6
US federal funds rate	0.5	0.3	0.3	0.3	0.3

Upside 2 average macroeconomic variables used in the calculation of ECL
	2021	2022	2023	2024	2025
As at 31 December 2021%		%	%	%	%
UK GDP[a]	6.2	7.2	4.0	2.7	2.1
UK unemployment[b]	4.8	4.5	4.1	4.0	4.0
UK HPI[c]	4.7	8.5	9.0	5.2	4.2
UK bank rate	0.1	0.2	0.5	0.5	0.3
US GDP[a]	5.5	5.3	4.1	3.5	3.4
US unemployment[d]	5.5	3.9	3.4	3.3	3.3
US HPI[e]	11.8	10.6	8.5	7.2	6.6
US federal funds rate	0.2	0.3	0.4	0.7	1.0

	2020	2021	2022	2023	2024
As at 31 December 2020%		%	%	%	%
UK GDP[a]	(10.1)	12.2	5.3	3.9	2.9
UK unemployment[b]	4.5	6.2	5.5	4.8	4.4
UK HPI[c]	6.1	6.6	10.4	10.8	7.3
UK bank rate	0.2	0.1	0.3	0.3	0.5
US GDP[a]	(4.4)	7.1	4.6	4.0	3.5
US unemployment[d]	8.4	5.5	4.3	4.1	4.1
US HPI[e]	2.3	8.8	9.1	8.9	7.5
US federal funds rate	0.5	0.3	0.4	0.6	0.9
Notes
a    Average Real GDP seasonally adjusted change in year.
b    Average UK unemployment rate 16-year+.
c    Change in year end UK HPI = Halifax All Houses, All Buyers index, relative to prior year end.
d    Average US civilian unemployment rate 16-year+.
e    Change in year end US HPI = FHFA house price index, relative to prior year end.

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	139

Risk review: Credit risk
Risk performance continued

Upside 1 average macroeconomic variables used in the calculation of ECL
	2021	2022	2023	2024	2025
As at 31 December 2021%		%	%	%	%
UK GDP[a]	6.2	6.0	3.1	2.3	1.9
UK unemployment[b]	4.8	4.6	4.3	4.2	4.1
UK HPI[c]	4.7	5.0	5.0	3.9	3.3
UK bank rate	0.1	0.6	0.8	0.8	0.5
US GDP[a]	5.5	4.6	3.4	2.9	2.9
US unemployment[d]	5.5	4.0	3.5	3.5	3.5
US HPI[e]	11.8	8.3	7.0	6.0	5.7
US federal funds rate	0.2	0.3	0.6	1.0	1.1

	2020	2021	2022	2023	2024
As at 31 December 2020%		%	%	%	%
UK GDP[a]	(10.1)	9.3	3.9	3.4	2.5
UK unemployment[b]	4.5	6.4	6.0	5.2	4.7
UK HPI[c]	6.1	4.6	6.1	6.1	4.7
UK bank rate	0.2	0.1	0.1	0.3	0.3
US GDP[a]	(4.4)	5.5	4.0	3.7	3.3
US unemployment[d]	8.4	6.0	4.8	4.6	4.6
US HPI[e]	2.3	6.8	6.7	6.3	5.6
US federal funds rate	0.5	0.3	0.3	0.5	0.8
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

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	140

Risk review: Credit risk
Risk performance continued

Macroeconomic variables (specific bases)[a]
	Upside 2	Upside 1	Baseline	Downside 1	Downside 2
As at 31 December 2021%		%	%	%	%
UK GDP[b]	21.4	18.3	3.4	(1.6)	(1.6)
UK unemployment[c]	4.0	4.1	4.5	7.0	9.2
UK HPI[d]	35.7	23.8	2.4	(12.7)	(29.9)
UK bank rate	0.1	0.1	0.7	2.8	4.0
US GDP[b]	22.8	19.6	3.4	1.5	(1.3)
US unemployment[c]	3.3	3.5	4.1	6.8	9.5
US HPI[d]	53.3	45.2	6.2	2.2	(5.0)
US federal funds rate	0.1	0.1	0.8	2.3	3.5

As at 31 December 2020
UK GDP[b]	14.2	8.8	0.7	(22.1)	(22.1)
UK unemployment[c]	4.0	4.0	5.7	8.4	10.1
UK HPI[d]	48.2	30.8	3.6	(4.5)	(18.3)
UK bank rate	0.1	0.1	0.0	0.6	0.6
US GDP[b]	15.7	12.8	1.6	(10.6)	(10.6)
US unemployment[c]	3.8	3.8	6.4	13.0	13.7
US HPI[d]	42.2	30.9	3.8	(3.7)	(15.9)
US federal funds rate	0.1	0.1	0.3	1.3	1.3
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
e    5-year yearly average CAGR, starting 2020 (2020: 2019).
f    5-year average, Period based on 20 quarters from Q121 (2020: Q120).
g    5-year quarter end CAGR, starting Q420 (2020: Q419).

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	141

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

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	142

Risk review: Credit risk
Risk performance continued

	Scenarios
As at 31 December 2021	Weighted	Upside 2	Upside 1	Baseline	Downside 1	Downside 2
Stage 1 Model exposure (£m)
Home loans	137,279	139,117	138,424	137,563	135,544	133,042
Credit cards, unsecured loans and other retail lending	45,503	46,170	45,963	45,751	43,131	38,820
Wholesale loans	174,249	177,453	176,774	175,451	169,814	161,998
Stage 1 Model ECL (£m)
Home loans	4	2	2	3	6	14
Credit cards, unsecured loans and other retail lending	324	266	272	279	350	418
Wholesale loans	290	240	262	286	327	350
Stage 1 Coverage (%)
Home loans	—	—	—	—	—	—
Credit cards, unsecured loans and other retail lending	0.7	0.6	0.6	0.6	0.8	1.1
Wholesale loans	0.2	0.1	0.1	0.2	0.2	0.2
Stage 2 Model exposure (£m)
Home loans	22,915	21,076	21,769	22,631	24,649	27,151
Credit cards, unsecured loans and other retail lending	7,200	6,260	6,521	6,795	9,708	14,290
Wholesale loans	32,256	29,052	29,732	31,054	36,692	44,507
Stage 2 Model ECL (£m)
Home loans	15	10	11	12	22	47
Credit cards, unsecured loans and other retail lending	1,114	925	988	1,058	1,497	3,295
Wholesale loans	572	431	467	528	851	1,510
Stage 2 Coverage (%)
Home loans	0.1	—	0.1	0.1	0.1	0.2
Credit cards, unsecured loans and other retail lending	15.5	14.8	15.2	15.6	15.4	23.1
Wholesale loans	1.8	1.5	1.6	1.7	2.3	3.4
Stage 3 Model exposure (£m)
Home loans	1,724	1,724	1,724	1,724	1,724	1,724
Credit cards, unsecured loans and other retail lending	1,922	1,922	1,922	1,922	1,922	1,922
Wholesale loans[a]	1,811	1,811	1,811	1,811	1,811	1,811
Stage 3 Model ECL (£m)
Home loans	303	292	295	299	320	346
Credit cards, unsecured loans and other retail lending	1,255	1,236	1,245	1,255	1,277	1,297
Wholesale loans[a]	323	321	322	323	326	332
Stage 3 Coverage (%)
Home loans	17.6	16.9	17.1	17.3	18.6	20.1
Credit cards, unsecured loans and other retail lending	65.3	64.3	64.8	65.3	66.4	67.5
Wholesale loans[a]	17.8	17.7	17.8	17.8	18	18.3
Total Model ECL (£m)
Home loans	322	304	308	314	348	407
Credit cards, unsecured loans and other retail lending	2,693	2,427	2,505	2,592	3,124	5,010
Wholesale loans[a]	1,185	992	1,051	1,137	1,504	2,192
Total ECL	4,200	3,723	3,864	4,043	4,976	7,609
Note
a    Material wholesale loan defaults are individually assessed across different recovery strategies. As a result, ECL of £524m is reported as individually assessed impairments in the table below.

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	143

Risk review: Credit risk
Risk performance continued

Reconciliation to total ECL	£m
Total model ECL	4,200
ECL from individually assessed impairments	524
ECL from non-modelled and other management adjustments[a]	1,560
Total ECL	6,284
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

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	144

Risk review: Credit risk
Risk performance continued

	Scenarios
As at 31 December 2020	Weighted	Upside 2	Upside 1	Baseline	Downside 1	Downside 2
Stage 1 Model exposure (£m)
Home loans	131,422	134,100	133,246	132,414	130,547	128,369
Credit cards, unsecured loans and other retail lending	51,952	53,271	52,932	51,995	50,168	48,717
Wholesale loans	149,099	155,812	154,578	152,141	144,646	131,415
Stage 1 Model ECL (£m)
Home loans	6	4	5	6	14	42
Credit cards, unsecured loans and other retail lending	392	316	340	372	415	415
Wholesale loans	262	242	258	249	278	290
Stage 1 Coverage (%)
Home loans	—	—	—	—	—	—
Credit cards, unsecured loans and other retail lending	0.8	0.6	0.6	0.7	0.8	0.9
Wholesale loans	0.2	0.2	0.2	0.2	0.2	0.2
Stage 2 Model exposure (£m)
Home loans	19,180	16,502	17,356	18,188	20,055	22,233
Credit cards, unsecured loans and other retail lending	13,399	10,572	11,579	13,176	16,477	19,322
Wholesale loans	32,677	25,963	27,198	29,635	37,130	50,361
Stage 2 Model ECL (£m)
Home loans	37	31	32	33	42	63
Credit cards, unsecured loans and other retail lending	2,207	1,618	1,837	2,138	2,865	3,564
Wholesale loans	1,410	952	1,047	1,223	1,771	2,911
Stage 2 Coverage (%)
Home loans	0.2	0.2	0.2	0.2	0.2	0.3
Credit cards, unsecured loans and other retail lending	16.5	15.3	15.9	16.2	17.4	18.4
Wholesale loans	4.3	3.7	3.8	4.1	4.8	5.8
Stage 3 Model exposure (£m)
Home loans	1,778	1,778	1,778	1,778	1,778	1,778
Credit cards, unsecured loans and other retail lending	2,585	2,585	2,585	2,585	2,585	2,585
Wholesale loans[a]	2,211	2,211	2,211	2,211	2,211	2,211
Stage 3 Model ECL (£m)
Home loans	307	282	286	290	318	386
Credit cards, unsecured loans and other retail lending	2,003	1,947	1,972	2,001	2,055	2,078
Wholesale loans[a]	146	128	134	141	157	184
Stage 3 Coverage (%)
Home loans	17.3	15.9	16.1	16.3	17.9	21.7
Credit cards, unsecured loans and other retail lending	77.5	75.3	76.3	77.4	79.5	80.4
Wholesale loans[a]	6.6	5.8	6.1	6.4	7.1	8.3
Total Model ECL (£m)
Home loans	350	317	323	329	374	491
Credit cards, unsecured loans and other retail lending	4,602	3,881	4,149	4,511	5,335	6,057
Wholesale loans[a]	1,818	1,322	1,439	1,613	2,206	3,385
Total ECL	6,770	5,520	5,911	6,453	7,915	9,933
Note
a    Material wholesale loan defaults are individually assessed across different recovery strategies. As a result, ECL of £902m is reported as individually assessed impairments in the table below.

Reconciliation to total ECL[a]	£m
Total model ECL	6,770
ECL from individually assessed impairments	902
ECL from non-modelled and other management adjustments	1,727
Total ECL	9,399
Note
a    Includes £1.4bn of post-model adjustment and £0.3bn ECL from non-model exposures.

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	145

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

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	146

Risk review: Credit risk
Risk performance continued

Credit risk concentrations by industry (audited)
	Banks	Other financial insti- tutions	Manu- facturing	Const- ruction and property	Govern- ment and central bank	Energy and water	Whole- sale and retail distri- bution and leisure	Business and other services	Home loans	Cards, unsecured loans and other personal lending	Other	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
As at 31 December 2021
On-balance sheet:
Cash and balances at central banks	52	74	—	—	238,448	—	—	—	—	—	—	238,574
Cash collateral and settlement balances	14,811	61,581	320	79	14,526	390	60	366	—	68	341	92,542
Loans and advances at amortised cost	8,519	32,332	6,701	25,722	30,827	4,345	11,455	19,113	169,205	42,198	11,034	361,451
Reverse repurchase agreements and other similar secured lending	645	2,049	—	—	533	—	—	—	—	—	—	3,227
Trading portfolio assets	2,586	8,817	4,881	1,097	32,574	4,043	1,734	4,716	—	—	2,941	63,389
Financial assets at fair value through the income statement	26,074	131,264	771	7,999	13,945	87	181	3,753	1,595	—	428	186,097
Derivative financial instruments	120,666	117,400	4,169	1,898	7,233	3,544	1,172	2,696	—	—	3,794	262,572
Financial assets at fair value through other comprehensive income	14,441	4,274	—	662	40,872	—	—	455	—	—	147	60,851
Other assets	618	450	1	3	8	—	2	104	—	21	5	1,212
Total on-balance sheet	188,412	358,241	16,843	37,460	378,966	12,409	14,604	31,203	170,800	42,287	18,690	1,269,915

Off-balance sheet:
Contingent liabilities	1,006	5,356	3,080	1,341	1,682	3,284	1,209	2,518	—	73	1,797	21,346
Loan commitments	1,395	55,071	42,587	16,673	1,362	26,461	16,299	25,682	11,656	121,680	26,845	345,711
Total off-balance sheet	2,401	60,427	45,667	18,014	3,044	29,745	17,508	28,200	11,656	121,753	28,642	367,057
Total	190,813	418,668	62,510	55,474	382,010	42,154	32,112	59,403	182,456	164,040	47,332	1,636,972

As at 31 December 2020
On-balance sheet:
Cash and balances at central banks	56	84	—	—	190,981	—	—	6	—	—	—	191,127
Cash collateral and settlement balances	17,986	67,305	375	35	13,946	871	30	575	—	—	244	101,367
Loans and advances at amortised cost	8,133	22,062	8,142	26,125	28,445	4,722	12,569	19,538	159,647	41,312	11,937	342,632
Reverse repurchase agreements and other similar secured lending	706	7,964	—	—	361	—	—	—	—	—	—	9,031
Trading portfolio assets	2,743	11,464	4,104	516	35,902	3,052	1,883	2,625	—	—	2,541	64,830
Financial assets at fair value through the income statement	21,824	131,943	608	5,668	5,530	13	64	3,712	971	—	198	170,531
Derivative financial instruments	155,767	116,526	4,126	2,725	11,649	3,288	1,235	2,361	—	0	4,769	302,446
Financial assets at fair value through other comprehensive income	18,829	5,843	1	425	51,955	—	—	733	—	—	141	77,927
Other assets	439	224	6	12	1	10	18	98	—	34	8	850
Total on-balance sheet	226,483	363,415	17,362	35,506	338,770	11,956	15,799	29,648	160,618	41,346	19,838	1,260,741

Off-balance sheet:
Contingent liabilities	1,150	5,501	3,187	1,260	1,678	3,223	1,005	2,283	—	155	2,167	21,609
Loan commitments	1,813	53,936	39,638	14,002	1,398	25,780	17,165	24,554	12,385	119,807	22,571	333,049
Total off-balance sheet	2,963	59,437	42,825	15,262	3,076	29,003	18,170	26,837	12,385	119,962	24,738	354,658
Total	229,446	422,852	60,187	50,768	341,846	40,959	33,969	56,485	173,003	161,308	44,576	1,615,399

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	147

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

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	148

Risk review: Credit risk
Risk performance continued

Balance sheet credit quality (audited)
	PD range			Total	PD range			Total
	0.0 to <0.60%	0.60 to <11.35%	11.35 to 100%		0.0 to <0.60%	0.60 to <11.35%	11.35 to 100%
	£m	£m	£m	£m	%	%	%	%
As at 31 December 2021
Cash and balances at central banks	238,574	—	—	238,574	100	—	—	100
Cash collateral and settlement balances	83,257	9,275	10	92,542	90	10	—	100
Loans and advances at amortised cost:
Home loans	161,314	5,547	2,344	169,205	96	3	1	100
Credit cards, unsecured loans and other retail lending	25,664	14,293	1,836	41,793	62	34	4	100
Wholesale loans	104,823	40,437	5,193	150,453	70	27	3	100
Total loans and advances at amortised cost	291,801	60,277	9,373	361,451	80	17	3	100
Reverse repurchase agreements and other similar secured lending	3,141	86	—	3,227	97	3	—	100
Trading portfolio assets:
Debt securities	44,652	5,735	477	50,864	88	11	1	100
Traded loans	2,172	10,144	209	12,525	17	81	2	100
Total trading portfolio assets	46,824	15,879	686	63,389	74	25	1	100
Financial assets at fair value through the income statement:
Loans and advances	19,642	18,979	46	38,667	51	49	—	100
Debt securities	1,389	864	52	2,305	61	37	2	100
Reverse repurchase agreements	108,437	36,047	530	145,014	75	25	—	100
Other financial assets	93	18	—	111	84	16	—	100
Total financial assets at fair value through the income statement	129,561	55,908	628	186,097	70	30	—	100
Derivative financial instruments	246,628	15,678	266	262,572	94	6	—	100
Financial assets at fair value through other comprehensive income	60,845	6	—	60,851	100	—	—	100
Other assets	1,155	55	2	1,212	95	5	—	100
Total on-balance sheet	1,101,786	157,164	10,965	1,269,915	87	12	1	100

As at 31 December 2020
Cash and balances at central banks	191,127	—	—	191,127	100	—	—	100
Cash collateral and settlement balances	90,633	10,725	9	101,367	89	11	—	100
Loans and advances at amortised cost:					—	—	—	—
Home loans	150,748	6,310	2,589	159,647	94	4	2	100
Credit cards, unsecured loans and other retail lending	15,870	22,427	2,516	40,813	39	55	6	100
Wholesale loans	105,968	31,538	4,666	142,172	75	22	3	100
Total loans and advances at amortised cost	272,586	60,275	9,771	342,632	79	18	3	100
Reverse repurchase agreements and other similar secured lending	9,019	12	—	9,031	100	—	—	100
Trading portfolio assets:
Debt securities	51,395	4,871	216	56,482	91	9	—	100
Traded loans	704	5,107	2,537	8,348	9	61	30	100
Total trading portfolio assets	52,099	9,978	2,753	64,830	81	15	4	100
Financial assets at fair value through the income statement:
Loans and advances	16,467	14,369	43	30,879	53	47	—	100
Debt securities	1,126	521	46	1,693	66	31	3	100
Reverse repurchase agreements	95,376	41,566	674	137,616	70	30	—	100
Other financial assets	330	13	—	343	96	4	—	100
Total financial assets at fair value through the income statement	113,299	56,469	763	170,531	67	33	—	100
Derivative financial instruments	282,617	19,352	477	302,446	94	6	—	100
Financial assets at fair value through other comprehensive income	77,919	8	—	77,927	100	—	—	100
Other assets	778	68	4	850	92	8	—	100
Total on-balance sheet	1,090,077	156,887	13,777	1,260,741	87	12	1	100

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	149

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

Credit risk profile by internal PD grade for loans and advances at amortised cost (audited)
			Gross carrying amount				Allowance for ECL				Net exposure	Coverage ratio
Grading	PD range	Credit quality description	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	%		£m	£m	£m	£m	£m	£m	£m	£m	£m	%
As at 31 December 2021
1 - 3	0.0 to <0.05%	Strong	95,795	1,554	—	97,349	283	8	—	291	97,058	0.3
4 - 5	0.05 to <0.15%	Strong	83,818	3,584	—	87,402	19	3	—	22	87,380	—
6 - 8	0.15 to <0.30%	Strong	58,409	9,722	—	68,131	41	12	—	53	68,078	0.1
9 - 11	0.30 to <0.60%	Strong	35,794	3,649	—	39,443	129	29	—	158	39,285	0.4
12 - 14	0.60 to <2.15%	Satisfactory	30,654	7,090	—	37,744	326	264	—	590	37,154	1.6
15 - 19	2.15 to <10%	Satisfactory	7,977	6,645	—	14,622	230	780	—	1,010	13,612	6.9
19	10 to <11.35%	Satisfactory	5,572	4,364	—	9,936	99	326	—	425	9,511	4.3
20 - 21	11.35 to <100%	Higher Risk	846	4,485	—	5,331	79	593	—	672	4,659	12.6
22	100%	Credit Impaired	—	—	7,235	7,235	—	—	2,521	2,521	4,714	34.8
Total			318,865	41,093	7,235	367,193	1,206	2,015	2,521	5,742	361,451	1.6

As at 31 December 2020
1 - 3	0.0 to <0.05%	Strong	82,312	3,095	—	85,407	6	35	—	41	85,366	—
4 - 5	0.05 to <0.15%	Strong	101,309	9,715	—	111,024	34	25	—	59	110,965	0.1
6 - 8	0.15 to <0.30%	Strong	30,697	6,263	—	36,960	47	64	—	111	36,849	0.3
9 - 11	0.30 to <0.60%	Strong	34,601	5,093	—	39,694	120	168	—	288	39,406	0.7
12 - 14	0.60 to <2.15%	Satisfactory	29,498	8,399	—	37,897	379	593	—	972	36,925	2.6
15 - 19	2.15 to <10%	Satisfactory	8,125	9,136	—	17,261	302	1,283	—	1,585	15,676	9.2
19	10 to <11.35%	Satisfactory	3,505	4,437	—	7,942	73	195	—	268	7,674	3.4
20 - 21	11.35 to <100%	Higher Risk	917	4,868	—	5,785	72	1,201	—	1,273	4,512	22.0
22	100%	Credit Impaired	—	—	8,997	8,997	—	—	3,738	3,738	5,259	41.5
Total			290,964	51,006	8,997	350,967	1,033	3,564	3,738	8,335	342,632	2.4

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	150

Risk review: Credit risk
Risk performance continued

Credit risk profile by internal PD grade for contingent liabilities (audited)[a]
			Gross carrying amount				Allowance for ECL				Net exposure	Coverage ratio
Grading	PD range	Credit quality description	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	%		£m	£m	£m	£m	£m	£m	£m	£m	£m	%
As at 31 December 2021
1 - 3	0.0 to <0.05%	Strong	6,389	172	—	6,561	8	1	—	9	6,552	0.1
4 - 5	0.05 to <0.15%	Strong	2,929	503	—	3,432	2	2	—	4	3,428	0.1
6 - 8	0.15 to <0.30%	Strong	1,996	199	—	2,195	2	2	—	4	2,191	0.2
9 - 11	0.30 to <0.60%	Strong	2,794	216	—	3,010	4	1	—	5	3,005	0.2
12 - 14	0.60 to <2.15%	Satisfactory	1,990	287	—	2,277	19	8	—	27	2,250	1.2
15 - 19	2.15 to <10%	Satisfactory	817	479	—	1,296	5	10	—	15	1,281	1.2
19	10 to <11.35%	Satisfactory	607	254	—	861	21	42	—	63	798	7.3
20 - 21	11.35 to <100%	Higher Risk	141	1,162	—	1,303	3	77	—	80	1,223	6.1
22	100%	Credit Impaired	—	—	180	180	—	—	2	2	178	1.1
Total			17,663	3,272	180	21,115	64	143	2	209	20,906	1.0

As at 31 December 2020
1 - 3	0.0 to <0.05%	Strong	6,178	189	—	6,367	1	—	—	1	6,366	—
4 - 5	0.05 to <0.15%	Strong	2,765	428	—	3,193	3	2	—	5	3,188	0.2
6 - 8	0.15 to <0.30%	Strong	1,468	165	—	1,633	3	3	—	6	1,627	0.4
9 - 11	0.30 to <0.60%	Strong	3,524	552	—	4,076	5	33	—	38	4,038	0.9
12 - 14	0.60 to <2.15%	Satisfactory	2,712	546	—	3,258	8	25	—	33	3,225	1.0
15 - 19	2.15 to <10%	Satisfactory	305	398	—	703	7	21	—	28	675	4.0
19	10 to <11.35%	Satisfactory	264	423	—	687	17	83	—	100	587	14.6
20 - 21	11.35 to <100%	Higher Risk	40	769	—	809	—	61	—	61	748	7.5
22	100%	Credit Impaired	—	—	654	654	—	—	10	10	644	1.5
Total			17,256	3,470	654	21,380	44	228	10	282	21,098	1.3

Credit risk profile by internal PD grade for loan commitments (audited)[a]
			Gross carrying amount				Allowance for ECL				Net exposure	Coverage ratio
Grading	PD range	Credit quality description	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	%		£m	£m	£m	£m	£m	£m	£m	£m	£m	%
As at 31 December 2021
1 - 3	0.0 to <0.05%	Strong	104,204	3,034	—	107,238	6	4	—	10	107,228	—
4 - 5	0.05 to <0.15%	Strong	68,986	5,524	—	74,510	10	5	—	15	74,495	—
6 - 8	0.15 to <0.30%	Strong	30,968	2,387	—	33,355	8	6	—	14	33,341	—
9 - 11	0.30 to <0.60%	Strong	40,539	2,524	—	43,063	8	6	—	14	43,049	—
12 - 14	0.60 to <2.15%	Satisfactory	30,065	4,713	—	34,778	81	30	—	111	34,667	0.3
15 - 19	2.15 to <10%	Satisfactory	7,091	3,516	—	10,607	21	37	—	58	10,549	0.5
19	10 to <11.35%	Satisfactory	10,407	3,091	—	13,498	8	13	—	21	13,477	0.2
20 - 21	11.35 to <100%	Higher Risk	2,219	6,754	—	8,973	11	58	—	69	8,904	0.8
22	100%	Credit Impaired	—	—	1,118	1,118	—	—	21	21	1,097	1.9
Total			294,479	31,543	1,118	327,140	153	159	21	333	326,807	0.1

As at 31 December 2020
1 - 3	0.0 to <0.05%	Strong	60,525	5,525	—	66,050	4	2	—	6	66,044	—
4 - 5	0.05 to <0.15%	Strong	74,860	6,322	—	81,182	12	16	—	28	81,154	—
6 - 8	0.15 to <0.30%	Strong	51,255	6,719	—	57,974	17	47	—	64	57,910	0.1
9 - 11	0.30 to <0.60%	Strong	43,650	6,950	—	50,600	17	72	—	89	50,511	0.2
12 - 14	0.60 to <2.15%	Satisfactory	30,994	9,908	—	40,902	119	131	—	250	40,652	0.6
15 - 19	2.15 to <10%	Satisfactory	5,702	4,971	—	10,673	27	113	—	140	10,533	1.3
19	10 to <11.35%	Satisfactory	4,886	5,129	—	10,015	11	25	—	36	9,979	0.4
20 - 21	11.35 to <100%	Higher Risk	811	3,897	—	4,708	5	124	—	129	4,579	2.7
22	100%	Credit Impaired	—	—	1,676	1,676	—	—	40	40	1,636	2.4
Total			272,683	49,421	1,676	323,780	212	530	40	782	322,998	0.2
Note
a    Excludes loan commitments and financial guarantees of £18.8bn (2020: £9.5bn) carried at fair value.

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	151

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

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	152

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

Credit cards, unsecured loans and other retail lending
The principal portfolios listed below accounted for 82% (2020: 84%) of the Group’s total credit cards, unsecured loans and other retail lending.

Credit cards and unsecured loans principal portfolios
	Gross exposure	30 day arrears rate, excluding recoveries book	90 day arrears rate, excluding recoveries book	Annualised gross write-off rates	Annualised net write-off rates
	£m	%	%	%	%
As at 31 December 2021
Barclays UK
UK cards	9,933	1.0	0.2	4.1	4.0
UK personal loans	4,011	1.5	0.7	3.5	3.2
Barclays Partner Finance	2,471	0.4	0.2	1.4	1.4
Barclays International
US cards	17,779	1.6	0.8	4.3	4.2
Germany consumer lending	3,559	1.5	0.7	0.9	0.8
As at 31 December 2020
Barclays UK
UK cards	11,911	1.7	0.8	2.9	2.9
UK personal loans	4,591	2.3	1.2	3.4	3.1
Barclays Partner Finance	2,469	0.5	0.3	1.1	1.1
Barclays International
US cards	16,845	2.5	1.4	5.6	5.6
Germany consumer lending	3,458	1.9	0.8	1.2	1.1

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	153

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

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	154

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

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	155

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

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	156

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

Debt securities
	2021		2020
As at 31 December	£m	%	£m	%
Of which issued by:
Governments and other public bodies	94,730	65.0	105,496	66.0
Corporate and other issuers	36,916	25.3	39,733	24.9
US agency	4,364	3.0	8,742	5.5
Mortgage and asset backed securities	9,788	6.7	5,745	3.6
Total	145,798	100.0	159,716	100.0

Government securities
	Fair value
	2021	2020
As at 31 December	£m	£m
United States	30,023	30,363
United Kingdom	27,409	23,873
Japan	8,555	16,258

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	157

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
The table below sets out the fair value and notional amounts of OTC derivative instruments by type of collateral arrangement.

Derivatives by collateral arrangement
	2021			2020
	Notional contract amount	Fair value		Notional contract amount	Fair value
		Assets	Liabilities		Assets	Liabilities
	£m	£m	£m	£m	£m	£m
Unilateral in favour of Barclays
Foreign exchange	26,905	437	(635)	28,431	618	(532)
Interest rate	6,790	816	(6)	6,580	982	(10)
Credit derivatives	1,200	24	(202)	227	2	—
Equity and stock index	245	33	(4)	860	17	(77)
Total unilateral in favour of Barclays	35,140	1,310	(847)	36,098	1,619	(619)
Unilateral in favour of counterparty
Foreign exchange	22,987	385	(883)	16,420	545	(1,003)
Interest rate	36,230	3,162	(3,684)	36,973	3,524	(4,543)
Credit derivatives	152	1	—	287	—	—
Equity and stock index	507	159	(21)	451	146	(22)
Total unilateral in favour of counterparty	59,876	3,707	(4,588)	54,131	4,215	(5,568)
Bilateral arrangement
Foreign exchange	5,261,708	71,624	(68,186)	5,154,176	79,337	(77,919)
Interest rate	13,956,001	116,656	(108,723)	13,267,129	161,909	(155,453)
Credit derivatives	570,968	3,635	(4,190)	365,757	3,348	(3,490)
Equity and stock index	259,066	12,749	(15,965)	453,990	15,376	(18,399)
Commodity derivatives	4,485	54	(102)	4,235	89	(100)
Total bilateral arrangement	20,052,228	204,718	(197,166)	19,245,287	260,059	(255,361)
Uncollateralised derivatives
Foreign exchange	403,523	4,348	(4,526)	269,417	4,277	(4,589)
Interest rate	227,093	3,244	(1,759)	250,857	4,583	(2,131)
Credit derivatives	34,184	347	(360)	18,629	324	(419)
Equity and stock index	18,865	5,881	(8,478)	10,850	3,268	(7,596)
Commodity derivatives	185	2	(5)	9	—	(10)
Total uncollateralised derivatives	683,850	13,822	(15,128)	549,762	12,452	(14,745)
Total OTC derivative assets/(liabilities)	20,831,094	223,557	(217,729)	19,885,278	278,345	(276,293)

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	158

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
Limits are applied against each risk factor VaR as well as total management VaR, which are then cascaded further by risk managers to each business.

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	159

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

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	160

Risk review: Treasury and Capital risk
Risk performance continued
Treasury and Capital risk: summary of contents

		Page
Liquidity risk performance
The risk that the firm is unable to meet its contractual or contingent obligations or that it does not have the appropriate amount, tenor and composition of funding and liquidity to support its assets. This section provides an overview of the Group’s liquidity risk.	■Liquidity overview and summary of performance	163
	■Liquidity risk stress testing	163
	–Liquidity risk appetite	163
	–Liquidity regulation	164
	–Liquidity coverage ratio	164
The liquidity pool is held unencumbered and is intended to offset stress outflows.	■Liquidity pool	165
	–Composition of the liquidity pool	165
	–Liquidity pool by currency	165
	–Management of the liquidity pool	165
	–Contingent liquidity	165
The basis for sound liquidity risk management is a funding structure that reduces the probability of a liquidity stress leading to an inability to meet funding obligations as they fall due.	■Funding structure and funding relationships	166
	–Deposit funding	166
	–Wholesale funding	167
Provides details on the contractual maturity of all financial instruments and other assets and liabilities.	■Contractual maturity of financial assets and liabilities	169
Capital risk performance
Capital risk is the risk that the firm has an insufficient level or composition of capital to support its normal business activities and to meet its regulatory capital requirements under normal operating environments or stressed conditions (both actual and as defined for internal planning or regulatory testing purposes). This also includes the risk from the firm’s pension plans. This section details the Group’s capital position providing information on both capital resources and capital requirements. It also provides details of the leverage ratios and exposures.	■Capital risk overview and summary of performance	173
	■Regulatory minimum capital, leverage and MREL requirements	173
	–Capital	173
	–Leverage	173
This section outlines the Group’s capital ratios, capital composition, and provides information on significant movements in CET1 capital during the year.	■Analysis of capital resources	174
	■Capital ratios	174
	–Capital resources	174
	–Movement in CET1 capital	175
This section outlines risk weighted assets by risk type, business and macro drivers.	■Analysis of risk weighted assets	176
	–Risk weighted assets by risk type and business	176
	–Movement analysis of risk weighted assets	176
This section outlines the Group’s leverage ratios, leverage exposure composition, and provides information on significant movements in the IFRS and leverage balance sheet.	■Analysis of leverage ratios and exposures	177
	–Leverage ratios and exposures	177
This section outlines the Group’s Minimum requirement for own funds and Eligible Liabilities (MREL) position and ratios.	–Minimum requirement for own funds and eligible liabilities	178
This section outlines the impact of regulatory changes as implemented by the Prudential Regulation Authority on the Group's capital and leverage ratios, indicative as at 01.01.22	■Regulatory changes as implemented by the Prudential Regulation Authority	178
The Group discloses the two sources of foreign exchange risk that it is exposed to.	■Foreign exchange risk	179
	–Transactional foreign currency exposure	179
	–Translational foreign exchange exposure	179
	–Functional currency of operations	179
A review focusing on the UK retirement fund, which represents the majority of the Group’s total retirement benefit obligation.	■Pension risk review	180
	–Assets and liabilities	180
	–IAS 19 position	180
	–Risk measurement	181

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	161

Risk review: Treasury and Capital risk
Risk performance continued

Interest rate risk in the banking book performance
A description of the non-traded market risk framework is provided.
The Group discloses a sensitivity analysis on pre-tax net interest income for non-trading financial assets and liabilities. The analysis is carried out by business unit and currency.
The Group measures some non-traded market risks, in particular prepayment, recruitment, and residual risk using an economic capital methodology.
The Group discloses the overall impact of a parallel shift in interest rates on other comprehensive income and cash flow hedges.
The Group measures the volatility of the value of the FVOCI instruments in the liquidity pool through non-traded market risk VaR.
■Net interest income sensitivity	182
–by business unit	182
–by currency	183
■Analysis of equity sensitivity	183
■Volatility of the FVOCI portfolio in the liquidity pool	183

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	162

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
For further detail on liquidity risk governance and framework, refer to page 195 to 200 of the Barclays PLC Pillar 3 Report 2021 (unaudited).
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
The Group’s reliance on short-term wholesale funding, as measured by the proportion of wholesale funding maturing in less than one year increased year-on-year. At 31 December 2021, it was 40% (December 2020: 29%).
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
As part of the LRA, the Group runs three short-term liquidity stress scenarios, aligned to the PRA’s prescribed stresses:
•90 days market-wide stress event
•30 days Barclays-specific stress event
•combined 30 days market-wide and Barclays-specific stress event

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	163

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

	2021	2020
As at 31 December	£bn	£bn
Eligible liquidity buffer	285	258
Net stress outflows	(169)	(159)
Surplus	116	99
Liquidity coverage ratio[a]	168%	162%
Note
a    The LCR represents the size of the eligible liquidity buffer relative to net stress outflows measured over an acute stress scenario lasting 30 days. Liquidity outflows relating to the exercise of rescission rights by eligible purchasers of securities issuances identified as being in excess of the amounts registered under BBPLC's 2019 F-3 are not expected until settlement of the rescission offer. As at 31 December 2021, this was beyond the 30 day timeframe captured by the LCR.
As part of the LRA, Barclays also establishes the minimum LCR limit. The Group plans to maintain its surplus to the internal and regulatory stress requirements at an efficient level, while continuously assessing risks to market funding conditions and its liquidity position and taking actions to manage the size of the liquidity pool as appropriate.

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	164

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
For more detail on the Group’s other unencumbered assets, see pages 221 to 223 of the Barclays PLC Pillar 3 Report 2021 (unaudited).

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	165

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
These funding relationships are summarised below:

	2021	2020	Restated[c]	2021	2020
Assets	£bn	£bn	Liabilities	£bn	£bn
Loans and advances at amortised cost[a]	358	335	Deposits at amortised cost	519	481
Group liquidity pool	291	266	<1 Year wholesale funding[c]	67	43
			>1 Year wholesale funding[c]	101	102
Reverse repurchase agreements, trading portfolio assets, cash collateral and settlement balances	388	376	Repurchase agreements, trading portfolio liabilities, cash collateral and settlement balances	330	324
Derivative financial instruments	263	302	Derivative financial instruments	257	301
Other assets[b]	84	71	Other liabilities	40	32
			Equity	70	67
Total assets	1,384	1,350	Total liabilities	1,384	1,350
Notes
a    Adjusted for liquidity pool debt securities reported at amortised costs of £3bn (December 2020: £8bn).
b    Other assets include fair value assets that are not part of reverse repurchase agreements or trading portfolio assets, and other asset categories.
c 2021 financial metrics have been restated to reflect the over-issuance of securities under BBPLC's 2019 F-3. See Restatement of financial statements (Note 1a) on page 228 for further details. The contractual          maturity profile of Senior unsecured (privately placed) has been restated to reflect the impact of the Over-issuance of Securities.

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

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	166

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
Wholesale funding of £66.7bn (2020: £42.7bn) matures in less than one year, representing 40% (December 2020: 29%) of total wholesale funding outstanding. This includes £24.9bn (2020: £20.3bn) related to term fundingb. Although not a requirement, the liquidity pool exceeded the wholesale funding maturing in less than one year by £224bn (2020: £223bn).
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

Maturity profile of wholesale funding[a,b]
Restated[d]	<1 month	1-3 months	3-6 months	6-12 months	<1 year	1-2 years	2-3 years	3-4 years	4-5 years	>5 years	Total
	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Barclays PLC (the Parent company)
Senior unsecured (Public benchmark)	—	0.8	—	—	0.8	7.4	5.5	5.5	5.8	15.6	40.6
Senior unsecured (Privately placed)	—	—	—	—	—	0.1	0.1	—	—	1.0	1.2
Subordinated liabilities	—	—	—	—	—	—	0.9	—	1.5	6.8	9.2
Barclays Bank PLC (including subsidiaries)
Certificates of deposit and commercial paper	0.7	11.2	10.2	9.0	31.1	0.2	0.1	—	—	—	31.4
Asset backed commercial paper	2.3	4.2	0.6	—	7.1	—	—	—	—	—	7.1
Senior unsecured (Public benchmark)	—	—	1.3	—	1.3	—	0.9	—	—	0.4	2.6
Senior unsecured (Privately placed)[c]	8.1	2.1	2.9	4.6	17.7	5.8	5.5	4.3	3.4	21.8	58.5
Asset backed securities	0.1	—	—	0.5	0.6	0.1	2.0	0.1	0.3	1.4	4.5
Subordinated liabilities	—	1.0	—	1.3	2.3	—	0.1	—	0.4	0.8	3.6
Barclays Bank UK PLC (including subsidiaries)
Certificates of deposit and commercial paper	2.9	0.2	0.5	—	3.6	—	—	—	—	—	3.6
Senior unsecured (Public benchmark)	—	—	—	—	—	—	—	—	—	0.2	0.2
Covered bonds	—	2.2	—	—	2.2	1.8	—	—	—	1.0	5.0
Total as at 31 December 2021	14.1	21.7	15.5	15.4	66.7	15.4	15.1	9.9	11.4	49.0	167.5
Of which secured	2.4	6.4	0.6	0.5	9.9	1.9	2.0	0.1	0.3	2.4	16.6
Of which unsecured	11.7	15.3	14.9	14.9	56.8	13.5	13.1	9.8	11.1	46.6	150.9
Total as at 31 December 2020	5.7	15.4	9.5	12.1	42.7	15.6	16.7	12.3	10.2	47.5	145.0
Of which secured	2.3	5.0	0.7	0.5	8.5	3.1	2.2	0.5	0.2	2.6	17.1
Of which unsecured	3.4	10.4	8.8	11.6	34.2	12.5	14.5	11.8	10.0	44.9	127.9
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
c    Includes structured notes of £50.1bn, of which £16.9bn matures within one year.
d 2021 financial metrics have been restated to reflect the over-issuance of securities under BBPLC's 2019 F-3. See Restatement of financial statements (Note 1a) on page 228 for further details. The contractual          maturity profile of Senior unsecured (privately placed) has been restated to reflect the impact of the Over-issuance of Securities. Securities issued by BBPLC in excess of the maximum aggregate offering price registered under BBPLC's 2019 F-3 with a value of £7.0bn have been classified as "less than 1 month".

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	167

Risk review: Treasury and Capital risk
Risk performance continued
Currency composition of wholesale debt
As at 31 December 2021, the proportion of wholesale funding by major currencies was as follows:

Currency composition of wholesale funding
	USD	EUR	GBP	Other
	%	%	%	%
Certificates of deposit and commercial paper	50	43	6	1
Asset backed commercial paper	82	13	5	—
Senior unsecured (Public benchmark)	57	21	14	8
Senior unsecured (Privately placed)	65	15	9	11
Covered bonds / Asset backed securities	48	22	30	—
Subordinated liabilities	66	24	7	3
Total as December 31, 2021	59	24	11	6
Total as December 31, 2020	61	20	13	6
To manage cross currency refinancing risk, the Group manages to currency mismatch limits, which limit risk at specific maturities.

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	168

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

Contractual maturity of financial assets and liabilities (audited)
Restated[a]
As at 31 December 2021	On demand	Not more than three months	Over three months but not more than six months	Over six months but not more than nine months	Over nine months but not more than one year	Over one year but not more than two years	Over two years but not more than three years	Over three years but not more than five years	Over five years but not more than ten years	Over ten years	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Assets
Cash and balances at central banks	238,369	205	—	—	—	—	—	—	—	—	238,574
Cash collateral and settlement balances	2,807	89,735	—	—	—	—	—	—	—	—	92,542
Loans and advances at amortised cost	19,749	8,670	8,879	5,291	10,192	23,716	26,037	47,614	39,822	171,481	361,451
Reverse repurchase agreements and other similar secured lending	58	2,984	—	—	—	184	—	—	—	1	3,227
Trading portfolio assets	147,035	—	—	—	—	—	—	—	—	—	147,035
Financial assets at fair value through the income statement	24,257	127,085	9,281	7,042	3,451	5,889	5,394	2,590	2,564	4,419	191,972
Derivative financial instruments	261,678	58	48	—	—	82	145	537	15	9	262,572
Financial assets at fair value through other comprehensive income	—	4,280	1,488	1,245	1,419	3,834	8,205	13,188	18,226	9,868	61,753
Other financial assets	707	474	26	2	—	1	—	—	1	2	1,213
Total financial assets	694,660	233,491	19,722	13,580	15,062	33,706	39,781	63,929	60,628	185,780	1,360,339
Other assets											23,946
Total assets											1,384,285
Liabilities
Deposits at amortised cost	454,961	40,755	13,524	2,994	3,724	2,025	433	241	545	231	519,433
Cash collateral and settlement balances	2,983	76,388	—	—	—	—	—	—	—	—	79,371
Repurchase agreements and other similar secured borrowing	20	6,621	—	—	—	2,195	8,925	10,504	—	87	28,352
Debt securities in issue	—	24,399	12,606	5,845	3,254	9,792	8,957	12,948	12,218	8,848	98,867
Subordinated liabilities	—	1,007	—	74	1,218	27	1,063	1,885	5,603	1,882	12,759
Trading portfolio liabilities	54,169	—	—	—	—	—	—	—	—	—	54,169
Financial liabilities designated at fair value	21,339	157,900	16,857	10,268	3,588	6,540	6,114	7,734	7,366	13,254	250,960
Derivative financial instruments	255,747	4	22	18	5	124	177	302	122	362	256,883
Other financial liabilities	184	4,331	43	42	40	691	145	266	420	139	6,301
Total financial liabilities	789,403	311,405	43,052	19,241	11,829	21,394	25,814	33,880	26,274	24,803	1,307,095
Other liabilities											7,149
Total liabilities											1,314,244
Cumulative liquidity gap	(94,743)	(172,657)	(195,987)	(201,648)	(198,415)	(186,103)	(172,136)	(142,087)	(107,733)	53,244	70,041
Note
a    2021 financial metrics have been restated to reflect the over-issuance of securities under BBPLC's 2019 F-3. See Restatement of financial statements (Note 1a) on page 228 for further details. The contractual maturity profile of financial liabilities designated at fair value has been restated to reflect the impact of the Over-issuance of Securities. Securities issued by BBPLC in excess of the maximum aggregate offering price registered under BBPLC's 2019 F-3 with a value of £6,997m have been classified as "on demand".

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	169

Risk review: Treasury and Capital risk
Risk performance continued

Contractual maturity of financial assets and liabilities (audited)
As at 31 December 2020	On demand	Not more than three months	Over three months but not more than six months	Over six months but not more than nine months	Over nine months but not more than one year	Over one year but not more than two years	Over two years but not more than three years	Over three years but not more than five years	Over five years but not more than ten years	Over ten years	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Assets
Cash and balances at central banks	190,347	182	598	—	—	—	—	—	—	—	191,127
Cash collateral and settlement balances	1,177	100,190	—	—	—	—	—	—	—	—	101,367
Loans and advances at amortised cost	14,098	11,970	8,388	4,956	5,234	25,392	22,133	36,286	47,944	166,231	342,632
Reverse repurchase agreements and other similar secured lending	150	8,698	—	—	—	—	183	—	—	—	9,031
Trading portfolio assets	127,950	—	—	—	—	—	—	—	—	—	127,950
Financial assets at fair value through the income statement	17,377	123,044	7,548	6,960	4,151	4,911	1,346	2,431	2,345	5,038	175,151
Derivative financial instruments	301,880	23	—	—	—	70	55	310	87	21	302,446
Financial assets at fair value through other comprehensive income	—	9,655	3,517	1,393	948	6,469	5,566	17,552	24,450	9,138	78,688
Other financial assets	357	451	19	22	—	1	—	—	—	—	850
Total financial assets	653,336	254,213	20,070	13,331	10,333	36,843	29,283	56,579	74,826	180,428	1,329,242
Other assets											20,272
Total assets											1,349,514
Liabilities
Deposits at amortised cost	410,894	41,468	15,886	5,073	3,082	2,264	625	601	764	379	481,036
Cash collateral and settlement balances	1,900	83,523	—	—	—	—	—	—	—	—	85,423
Repurchase agreements and other similar secured borrowing	4	3,276	—	—	—	1,400	2,329	7,073	—	92	14,174
Debt securities in issue	—	16,344	4,048	5,100	1,937	5,780	10,402	13,608	12,721	5,856	75,796
Subordinated liabilities	—	1,589	3,209	294	—	2,192	14	989	6,915	1,139	16,341
Trading portfolio liabilities	47,405	—	—	—	—	—	—	—	—	—	47,405
Financial liabilities designated at fair value	15,555	172,153	8,677	5,067	2,938	8,594	6,939	8,580	8,344	12,918	249,765
Derivative financial instruments	299,795	1	49	—	—	79	67	185	196	403	300,775
Other financial liabilities	101	2,915	49	46	45	738	156	273	436	210	4,969
Total financial liabilities	775,654	321,269	31,918	15,580	8,002	21,047	20,532	31,309	29,376	20,997	1,275,684
Other liabilities											6,948
Total liabilities											1,282,632
Cumulative liquidity gap	(122,318)	(189,374)	(201,222)	(203,471)	(201,140)	(185,344)	(176,593)	(151,323)	(105,873)	53,558	66,882
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
•debt securities in issue, subordinated liabilities, and financial liabilities designated at fair value, may include early redemption features.

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	170

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
Derivative financial instruments held for trading and trading portfolio liabilities are included in the on demand column at their fair value.

Contractual maturity of financial liabilities - undiscounted (audited)
Restated[a]
	On demand	Not more than three months	Over three months but not more than six months	Over six months but not more than one year	Over one year but not more than three years	Over three years but not more than five years	Over five years but not more than ten years	Over ten years	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
As at 31 December 2021
Deposits at amortised cost	454,961	40,755	13,524	6,718	2,461	239	559	261	519,478
Cash collateral and settlement balances	2,983	76,388	—	—	—	—	—	—	79,371
Repurchase agreements and other similar secured borrowing	20	6,621	—	—	11,356	10,885	—	146	29,028
Debt securities in issue	—	24,450	12,625	9,075	19,225	14,060	14,147	13,690	107,272
Subordinated liabilities	—	1,063	—	1,379	1,213	2,316	6,627	2,867	15,465
Trading portfolio liabilities	54,169	—	—	—	—	—	—	—	54,169
Financial liabilities designated at fair value	21,339	158,070	16,887	13,946	12,944	8,086	7,544	21,638	260,454
Derivative financial instruments	255,747	5	22	24	305	316	134	449	257,002
Other financial liabilities	184	4,344	57	111	932	327	502	162	6,619
Total financial liabilities	789,403	311,696	43,115	31,253	48,436	36,229	29,513	39,213	1,328,858

As at 31 December 2020
Deposits at amortised cost	410,894	41,468	15,886	8,156	2,893	599	768	385	481,049
Cash collateral and settlement balances	1,900	83,523	—	—	—	—	—	—	85,423
Repurchase agreements and other similar secured borrowing	4	3,276	—	—	3,729	7,089	—	154	14,252
Debt securities in issue	—	16,368	4,058	7,061	16,684	14,715	14,882	9,852	83,620
Subordinated liabilities	—	1,597	3,328	311	2,498	1,152	8,578	1,587	19,051
Trading portfolio liabilities	47,405	—	—	—	—	—	—	—	47,405
Financial liabilities designated at fair value	15,555	172,186	8,683	8,007	15,604	8,586	8,369	20,835	257,825
Derivative financial instruments	299,795	1	49	—	147	187	204	443	300,826
Other financial liabilities	101	2,929	62	116	981	338	557	248	5,332
Total financial liabilities	775,654	321,348	32,066	23,651	42,536	32,666	33,358	33,504	1,294,783
Note
a    2021 financial metrics have been restated to reflect the over-issuance of securities under BBPLC's 2019 F-3. See Restatement of financial statements (Note 1a) on page 228 for further details. The contractual maturity profile of financial liabilities designated at fair value has been restated to reflect the impact of the Over-issuance of Securities. Securities issued by BBPLC in excess of the maximum aggregate offering price registered under BBPLC's 2019 F-3 with a value of £6,997m have been classified as "on demand".

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	171

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

Maturity analysis of off-balance sheet commitments received (audited)
	On demand	Not more than three months	Over three months but not more than six months	Over six months but not more than nine months	Over nine months but not more than one year	Over one year but not more than two years	Over two years but not more than three years	Over three years but not more than five years	Over five years but not more than ten years	Over ten years	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
As at 31 December 2021
Guarantees, letters of credit and credit insurance	25,613	31	21	10	12	4	12	83	65	19	25,870
Other commitments received	455	—	—	—	—	—	—	—	—	—	455
Total off-balance sheet commitments received	26,068	31	21	10	12	4	12	83	65	19	26,325

As at 31 December 2020
Guarantees, letters of credit and credit insurance	26,368	86	37	68	8	18	14	47	40	25	26,711
Other commitments received	92	—	—	—	—	—	—	—	—	—	92
Total off-balance sheet commitments received	26,460	86	37	68	8	18	14	47	40	25	26,803

Maturity analysis of off-balance sheet commitments given (audited)
	On demand	Not more than three months	Over three months but not more than six months	Over six months but not more than nine months	Over nine months but not more than one year	Over one year but not more than two years	Over two years but not more than three years	Over three years but not more than five years	Over five years but not more than ten years	Over ten years	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
As at 31 December 2021
Contingent liabilities	21,207	135	4	—	—	—	—	—	—	—	21,346
Documentary credits and other short-term trade related transactions	1,582	2	—	—	—	—	—	—	—	—	1,584
Standby facilities, credit lines and other commitments	344,055	—	—	—	—	72	—	—	—	—	344,127
Total off-balance sheet commitments given	366,844	137	4	—	—	72	—	—	—	—	367,057

As at 31 December 2020
Contingent liabilities	21,307	213	57	6	1	25	—	—	—	—	21,609
Documentary credits and other short-term trade related transactions	1,084	1	1	—	—	—	—	—	—	—	1,086
Standby facilities, credit lines and other commitments	330,499	564	93	123	95	160	199	202	21	7	331,963
Total off-balance sheet commitments given	352,890	778	151	129	96	185	199	202	21	7	354,658

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	172

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
Key metrics
Restateda Common Equity Tier 1 ratio
15.1%
Restateda Average UK leverage ratio
4.9%
Restateda UK leverage ratio
5.2%
Own funds and eligible liabilities ratio as a percentage of CRR leverage exposuresb,c
8.0%

Notes
a    2021 capital metrics have been restated to reflect the over-issuance of securities under BBPLC’s 2019 F-3. See 'Impact of over-issuance of securities in the US' on this page for further details.
b    Fully loaded CRR leverage exposure is calculated without applying the transitional arrangements of the CRR as amended by CRR II.
c    Excludes subsidiary issuances which cannot be counted towards the Group’s MREL from 1 January 2022. The own funds and eligible liabilities ratio including subsidiary issuances was 8.1%.

Summary of performance in the perioda
The Group continues to be in excess of overall capital, leverage and MREL regulatory requirements.
CET1 capital increased by £1bn to £47.3bn as profit before tax of £8.2bn was partially offset by share buybacks, 2021 dividends and equity coupons paid and foreseen as well as pensions deficit contribution payments.
RWAs increased £7.9bn to £314.1bn primarily resulting from the recalibration of the modelled market risk stress period, increased client and trading activity within CIB and growth in mortgages within Barclays UK, partially offset by lower unsecured balances.
The average UK leverage ratio decreased to 4.9% (December 2020: 5.0%). The average leverage exposure increased by £82.1bn to £1,229bn largely driven by an increase in securities financing transactions (SFTs), potential future exposure (PFE) on derivatives and trading portfolio assets (TPAs) .
As at 31 December 2021, Barclays PLC (the Parent company) had £108bn of own funds and eligible liabilities equating to 8% of CRR leverage exposures. This was in excess of the Group’s MREL requirement to hold £94bn of own funds and eligible liabilities, equating to 6.9% of CRR leverage exposures.
Note
a    2021 capital metrics have been restated to reflect the over-issuance of securities under BBPLC’s 2019 F-3. See 'Impact of over-issuance of securities in the US' on this page for further details.
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
Impact of over-issuance of securities in the US
In March 2022, the Group became aware that BBPLC had issued securities in excess of the amount it had pre-registered with the SEC under BBPLC’s 2019 F-3. The securities issued in excess of the registered amount comprised structured products and exchange traded notes. As these securities were not issued in compliance with the Securities Act, a right of rescission has arisen for certain purchasers of the securities. A proportion of these costs associated with the right of rescission are attributable to the financial statements for the year ended 31 December 2021. This omission in the financial statements has resulted in the restatement of the 2021 figures in the disclosures below.
Litigation and conduct charges in the income statement in relation to 2021 were under reported by £220m (pre-tax).This resulted in a CET1 capital decrease of £170m from £47,497m to £47,327m. Both the transitional and fully loaded CET1 ratios remained unchanged at 15.1% and 14.7% respectively. The T1 ratio moved from 19.2% to 19.1% and the total capital ratio moved from 22.3% to 22.2%.
The leverage exposure increased £1.9bn to recognise on a regulatory basis, the potential commitment relating to the rescission offer. This resulted in the UK leverage ratio moving from 5.3% to 5.2% whilst the average UK leverage ratio remained unchanged at 4.9%.
Total own funds and eligible liabilities decreased £0.2bn to £108bn, which was in excess of a restated requirement to hold £94bn of own funds and eligible liabilities.

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	173

Risk review: Treasury and Capital risk
Risk performance continued
Capital resources

Capital ratios[a,b,c]	Restated[d]
As at 31 December	2021	2020
CET1	15.1%	15.1%
Tier 1 (T1)	19.1%	19.0%
Total regulatory capital	22.2%	22.1%

Capital resources (audited)	Restated[d]
	2021	2020
As at 31 December	£m	£m
Total equity excluding non-controlling interests per the balance sheet	69,052	65,797
Less: other equity instruments (recognised as AT1 capital)	(12,259)	(11,172)
Adjustment to retained earnings for foreseeable ordinary share dividends	(666)	(174)
Adjustment to retained earnings for foreseeable repurchase of shares	—	—
Adjustment to retained earnings for foreseeable other equity coupons	(32)	(30)

Other regulatory adjustments and deductions
Additional value adjustments (PVA)	(1,585)	(1,146)
Goodwill and intangible assets	(6,804)	(6,914)
Deferred tax assets that rely on future profitability excluding temporary differences	(1,028)	(595)
Fair value reserves related to gains or losses on cash flow hedges	852	(1,575)
Gains or losses on liabilities at fair value resulting from own credit	892	870
Defined benefit pension fund assets	(2,619)	(1,326)
Direct and indirect holdings by an institution of own CET1 instruments	(50)	(50)
Adjustment under IFRS 9 transitional arrangements	1,229	2,556
Other regulatory adjustments	345	55
CET1 capital	47,327	46,296

AT1 capital
Capital instruments and related share premium accounts	12,259	11,172
Qualifying AT1 capital (including minority interests) issued by subsidiaries	637	646
Other regulatory adjustments and deductions	(80)	(80)
AT1 capital	12,816	11,738

T1 capital	60,143	58,034

T2 capital
Capital instruments and related share premium accounts	8,713	7,836
Qualifying T2 capital (including minority interests) issued by subsidiaries	1,113	1,893
Credit risk adjustments (excess of impairment over expected losses)	73	57
Other regulatory adjustments and deductions	(160)	(160)
Total regulatory capital	69,882	67,660

Total RWAs	314,136	306,203
Notes
aCET1, T1 and T2 capital, and RWAs are calculated applying the transitional arrangements of the CRR as amended by CRR II. This includes IFRS 9 transitional arrangements and the grandfathering of CRR and CRR II non-compliant capital instruments.
bThe fully loaded CET1 ratio, as is relevant for assessing against the conversion trigger in Barclays PLC AT1 securities, was 14.7%, with £46.1bn of CET1 capital and £313.9bn of RWAs calculated without applying the transitional arrangements of the CRR as amended by CRR II.
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
d2021 capital metrics have been restated to reflect the over-issuance of securities under BBPLC's 2019 F-3. See Impact of over-issuance of securities in the US on page 173 for further details.

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	174

Risk review: Treasury and Capital risk
Risk performance continued

Movement in CET1 capital	Restated[a]
2021
£m
Opening balance as at 1 January 2021	46,296

Profit for the period attributable to equity holders	7,009
Own credit relating to derivative liabilities	16
Ordinary share dividends paid and foreseen	(1,004)
Purchased and foreseeable share repurchase	(1,200)
Other equity coupons paid and foreseen	(806)
Increase in retained regulatory capital generated from earnings	4,015

Net impact of share schemes	187
Fair value through other comprehensive income reserve	(288)
Currency translation reserve	(131)
Other reserves	(2)
Decrease in other qualifying reserves	(234)

Pension remeasurements within reserves	643
Defined benefit pension fund asset deduction	(1,293)
Net impact of pensions	(650)

Additional value adjustments (PVA)	(439)
Goodwill and intangible assets	110
Deferred tax assets that rely on future profitability excluding those arising from temporary differences	(433)
Adjustment under IFRS 9 transitional arrangements	(1,327)
Other regulatory adjustments	(11)
Decrease in regulatory capital due to adjustments and deductions	(2,100)
Closing balance as at 31 December 2021	47,327
Note
a2021 capital metrics have been restated to reflect the over-issuance of securities under BBPLC's 2019 F-3. See Impact of over-issuance of securities in the US on page 173 for further details.

CET1 capital increased £1bn to £47.3bn (December 2020: £46.3bn).
£7bn of capital generated from profits, after absorbing the impact of the £0.2bn litigation and conduct charge relating to the over-issuance of securities in the US, were partially offset by distributions of £3bn comprising:
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

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	175

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

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	176

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

Leverage ratios[a,b]	Restated[d]
	2021	2020
As at 31 December	£m	£m
Average UK leverage ratio	4.9%	5.0%
Average T1 capital[c]	59,739	57,069
Average UK leverage exposure	1,229,041	1,146,919

UK leverage ratio	5.2%	5.3%

CET1 capital	47,327	46,296
AT1 capital	12,179	11,092
T1 capital[c]	59,506	57,388

UK leverage exposure	1,137,904	1,090,907

UK leverage exposure	Restated[d]
	2021	2020
As at 31 December	£m	£m
Accounting assets
Derivative financial instruments	262,572	302,446
Derivative cash collateral	58,177	64,798
Securities financing transactions	170,853	164,034
Loans and advances and other assets	892,683	818,236
Total IFRS assets	1,384,285	1,349,514

Regulatory consolidation adjustments	(3,665)	(1,144)

Derivatives adjustments
Derivatives netting	(236,881)	(272,275)
Adjustments to collateral	(50,929)	(57,414)
Net written credit protection	15,509	14,986
Potential future exposure on derivatives	137,291	117,010
Total derivatives adjustments	(135,010)	(197,693)

SFTs adjustments	24,544	21,114

Regulatory deductions and other adjustments	(20,219)	(17,469)

Weighted off-balance sheet commitments	115,047	113,704

Qualifying central bank claims	(210,134)	(155,890)

Settlement netting	(16,944)	(21,229)

UK leverage exposure	1,137,904	1,090,907
Notes
a    Fully loaded average UK leverage ratio was 4.8%, with £58.4bn of T1 capital and £1,227.7bn of leverage exposure. Fully loaded UK leverage ratio was 5.1%, with £58.3bn of T1 capital and £1,136.7bn of leverage exposure. Fully loaded UK leverage ratios are calculated without applying the transitional arrangements of the CRR as amended by CRR II.
b    Capital and leverage measures are calculated applying the transitional arrangements of the CRR as amended by CRR II.
c    The T1 capital is calculated in line with the PRA Handbook.
d    2021 capital metrics have been restated to reflect the over-issuance of securities under BBPLC's 2019 F-3. See Impact of over-issuance of securities in the US on page 173 for further details.
The average UK leverage ratio decreased to 4.9% (December 2020: 5.0%). The average leverage exposure increased by £82.1bn to £1,229bn (December 2020: £1,146.9bn) largely driven by balance sheet increases in SFTs and TPAs as well as, PFE on derivatives.
The UK leverage ratio decreased to 5.2% (December 2020: 5.3%) primarily driven by a £2.1bn increase in T1 capital offset by a £47bn increase in UK leverage exposure. The UK leverage exposure increase to £1,137.9bn (December 2020: £1,090.9bn) was primarily driven by a £20.3bn increase in PFE on derivatives, a £19.1bn increase in TPAs due to increased trading activity in CIB, £18.8bn increase in loans and advances at amortised cost, and a £6.8bn increase in SFTs, offset by a £16.9bn decrease in assets at fair value through other comprehensive income due to disposals.

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	177

Risk review: Treasury and Capital risk
Risk performance continued
Minimum requirement for own funds and eligible liabilities

MREL requirements including buffers[a,b]	Requirement (£m):			Requirement (%):
	Restated[c]
	As at 31.12.2021	As at 30.09.2021	As at 31.12.2020	As at 31.12.2021	As at 30.09.2021	As at 31.12.2020
Requirement based on RWAs	77,302	76,174	75,918	24.6%	24.8%	24.8%
Requirement based on CRR leverage exposure (minimum requirement)	93,975	94,438	87,529	6.9%	6.9%	7.0%
				Restated[c]
Own funds and eligible liabilities[a,b]				£m	£m	£m
CET1 capital				47,327	47,302	46,296
AT1 capital instruments and related share premium accounts[d]				12,179	12,172	11,092
T2 capital instruments and related share premium accounts[d]				8,626	8,865	7,733
Eligible liabilities				39,889	38,787	35,086
Total Barclays PLC (the Parent company) own funds and eligible liabilities				108,021	107,126	100,207
				Restated[c]
Total RWAs				314,136	307,464	306,203
Total CRR leverage exposure				1,356,191	1,368,259	1,254,157

Own funds and eligible liabilities ratios as a percentage of:				As at 31.12.2021	As at 30.09.2021	As at 31.12.2020
Total RWAs				34.4%	34.8%	32.7%
Total CRR leverage exposure				8.0%	7.8%	8.0%
Notes
a.CET1, T1 and T2 capital, and RWAs are calculated applying the transitional arrangements of the CRR as amended by CRR II. This includes IFRS 9 transitional arrangements and the grandfathering of CRR and CRR II non-compliant capital instruments.
b.As at 31 December 2021, Own funds and eligible liabilities including instruments issued by subsidiaries was £109.8bn.
c.2021 capital metrics have been restated to reflect the over-issuance of securities under BBPLC's 2019 F-3. See Impact of over-issuance of securities in the US on page 173 for further details.
d.Includes other AT1 capital regulatory adjustments and deductions of £80m (December 2020: £80m), and other T2 credit risk adjustments and deductions of £87m (December 2020: £103m).

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
MREL requirements
On 3 December 2021 the BoE set new MREL requirements via an updated Statement of Policy removing the requirements under CRR, meaning that from 1 January 2022 the Group will be required to meet the higher of (i) 2 times 8% Pillar 1 and 4.6% Pillar 2A requirement; and (ii) 6.75% of UK leverage exposure. Using the rebased 1 January 2022 RWAs and UK leverage exposure, the MREL requirement is expected to be £93.6bn based on RWAs. The Group currently holds £108bn of own funds and eligible liabilities which is above the expected 2022 minimum requirement. The Statement of Policy also confirmed that own funds instruments issued by subsidiaries cannot count towards the Group's MREL from 1 January 2022.

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	178

Risk review: Treasury and Capital risk
Risk performance continued
Barclays has calculated RWAs, Leverage exposures and Capital and Leverage ratios reflecting our interpretation of the latest rules and guidance.

Impacts due to implementation of regulatory changes - indicative as at 01.01.22	Restated[a]	Restated[a]
	As at 31.12.21	Rebased as at 01.01.22
	£bn	£bn
CET1 ratio	15.1%	14.2%
CET1 capital	47.3	45.6
Total RWAs[b,c]	314.1	320.5

UK leverage ratio	5.2%	5.2%
T1 capital	59.5	57.8
UK leverage exposure	1,137.9	1,104.0

MREL requirement based on UK leverage exposures[d]		87.4
MREL requirement based on RWAs (minimum requirement)[c]		93.6
Notes
a2021 capital metrics have been restated to reflect the over-issuance of securities under BBPLC's 2019 F-3. See Impact of over-issuance of securities in the US on page 173 for further details.
bIncludes expected impact on CVA of roll out of SA-CCR across 60 day average period.
cIRB roadmap impact based on latest available data by portfolio, majority is based on 31 December 2021.
dMREL requirement for 31 December 2021 was £94bn based on CRR leverage exposures which no longer apply for UK banks from 1 January 2022.

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

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	179

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
Refer to Note 33 to the financial statements for the sensitivity of the UKRF to changes in key assumptions.

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	180

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

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	181

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

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	182

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

Analysis of equity sensitivity (audited)
As at 31 December	2021		2020
		Restated[a]
	+25 basis points	-25 basis points	+25 basis points	-25 basis points
	£m	£m	£m	£m
Net interest income	71	(158)	100	(408)
Taxation effects on the above	(15)	33	(27)	110
Effect on profit for the year	56	(125)	73	(298)
As percentage of net profit after tax	0.8%	(1.8%)	3.0%	(12.1%)

Effect on profit for the year (per above)	56	(125)	73	(298)
Fair value through other comprehensive income reserve	(479)	408	(437)	453
Cash flow hedge reserve	(859)	859	(570)	570
Taxation effects on the above	361	(342)	272	(276)
Effect on equity	(921)	800	(662)	449
As percentage of equity	(1.3%)	1.2%	(1.0%)	0.7%
Note
+25bps AEaR in Barclays International reflects refined modelling of pricing assumptions for 2021. Based on these assumptions, the 2020 scenario would have shown an effect on equity of £(636)m.
a2021 financial metrics have been restated to reflect the over-issuance of securities under BBPLC's 2019 F-3. See Restatement of financial statements (Note 1a) on page 228 for further details.
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

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	183

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

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	184

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
For further information, refer to the operational risk management section.

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	185

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
Trading Entity conduct risk dashboards, setting out key indicators in relation to conduct and risk, are provided to the respective Board Risk Committees and senior management. These continue to be evolved and enhanced to allow effective oversight and decision-making. Barclays has operated at the overall set tolerance for conduct risk throughout 2021. The tolerance adherence is assessed by the business areas through key indicators and reported to the relevant Trading Entity Board Committees as part of the conduct risk dashboards. The ratings included in the conduct risk dashboards may be subject to change pending the outcome of the review by external counsel of the facts and circumstances relating to the over-issuance of securities under BBPLC's 2019 F-3.
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
Throughout 2021, the Group has operated within set tolerances for legal risk. Tolerances adherence is assessed through key indicators, which are also used to evaluate the legal risk profile and are reviewed, at least annually, through the relevant risk and control committees. Minimum mandatory controls to manage legal risks are set out in the legal risk standards and are subject to ongoing monitoring. This assessment may be subject to change pending the outcome of the review by external counsel of the facts and circumstances relating to the over-issuance of securities under BBPLC's 2019 F-3 (as announced on 28 March 2022).

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	186

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

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	187

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

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	188

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

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	189

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

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	190

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

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	191

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

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	192

Financial review
Contents
Financial review
A review of the Group’s performance, including the key performance indicators, and the contribution of each of our businesses to the overall performance of the Group.

Financial review	•Key performance indicators	194
	•Consolidated summary income statement	196
	•Income statement commentary	197
	•Consolidated summary balance sheet	198
	•Balance sheet commentary	199
	•Analysis of results by business	200
	•Non-IFRS performance measures	207

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	193

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
The CET1 ratio was stable at 15.1% (2020: 15.1%). CET1 capital increased by £1.0bn to £47.3bn as profit before tax of £8.2bn was partially offset by share buybacks, 2021 dividends and equity coupons paid and foreseen, as well as pensions deficit contribution payments. RWAs increased £7.9bn to £314.1bn primarily resulting from the recalibration of the modelled market risk stress period, increased client and trading activity within CIB and growth in mortgages within Barclays UK, partially offset by lower unsecured balances.
In March 2022, the Group became aware that BBPLC had issued securities in the US in excess of the amount it had pre-registered with the SEC under BBPLC’s 2019 F-3. Litigation and conduct charges in the income statement in relation to 2021 were under reported by £220m (pre-tax). This resulted in a CET1 capital decrease of £170m from £47,497m to £47,327m.
Group target: a CET1 ratio in the range of 13-14%.
		CET1 ratio[a]
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
	This measure indicates the return generated by the management of the business based on shareholders' equity. RoE for the Group was 11.2% (2020: 2.7%).	Group RoE[a] 11.2% 2020: 2.7% 2019: 4.5%
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
RoTE for the Group was 13.1% (2020: 3.2%) due to record profit before tax including a net credit impairment release and increased income, partially offset by higher operating expenses.
Group target: RoTE of greater than 10%.
RoTE based on a CET1 ratio of 13.5%, excluding litigation and conduct, structural cost actions and the re-measurement of UK DTA’s was 15.3% (2020: 4.4%)[b]. A CET1 ratio of 13.5% is used, which is the mid-point of the target range of 13%-14%.
		Group RoTE[a]
RoTE is calculated as profit after tax attributable to ordinary shareholders, as a proportion of average shareholders’ equity excluding non-controlling interests and other equity instruments adjusted for the deduction of intangible assets and goodwill.		13.1%
		2020: 3.2% 2019: 5.3%

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	194

Definition	Why is it important and how the Group performed
Total operating expenses
Barclays views total operating expenses as a key strategic area for banks; those who actively manage costs and control them effectively will gain a strong competitive advantage.
Group total operating expenses increased 6% to £14.7bn, due to structural cost actions of £0.6bn primarily relating to the real estate review in Q221 and Barclays UK transformation costs in Q421, higher performance costs that reflect improved returns, continued investment and business growth, and increased litigation and conduct charges. This was partially offset by the benefit from the depreciation of average USD against GBP, efficiency savings and a lower UK bank levy charge, primarily due to the reduced rate.
Excluding structural cost actions and performance costs, Group total operating expenses increased to £12.3bn (2020: £12.0bn), as investment to drive income growth and increased litigation and conduct charges were partially offset by efficiency savings.
Excluding structural cost actions of £0.6bn (2020: £0.4bn), operating expenses would have been £14.0bn (2020: £13.5bn).
		Total operating expenses[a,c]
		£14.7bn
		2020: £13.9bn 2019: £15.4bn
Cost: income ratio
This is a measure management uses to assess the productivity of the business operations. Managing the cost base is a key execution priority for management and includes a review of all categories of discretionary spending and an analysis of how we can run the business to ensure that costs increase at a slower rate than income.
The Group cost: income ratio was 67% (2020: 64%) as increased income was offset by higher operating expenses, including £0.6bn of structural cost actions.
The Group cost: income ratio, excluding structural cost actions of £0.6bn (2020: £0.4bn) was 64% (2020: 62%).
Group target: a cost: income ratio below 60%.
		Cost: income ratio[a]
Total operating expenses divided by total income.		67%
		2020: 64% 2019: 71%
Notes
a    2021 capital and financial metrics have been restated to reflect the over-issuance of securities under BBPLC's 2019 F-3. See Impact of over-issuance of securities in the US on page 173 and Restatement of financial statements (Note 1a) on page 228 for further details.
b 2020 based on a 13.0% CET1 ratio, excluding litigation and conduct, structural cost actions and COVID-19 community aid package. Refer to the Non-IFRS performance measures section for further information and calculations.
c    Includes litigation and conduct, 2021: £397m, 2020: £153m and 2019: £1,849m, of which £1,400m relates to Payment Protection Insurance.

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	195

Financial review
Consolidated summary income statement

	Restated[a] 2021	2020	2019	2018	2017
For the year ended 31 December	£m	£m	£m	£m	£m
Continuing operations
Interest income	11,240	11,892	15,456	14,541	13,631
Interest expense	(3,167)	(3,770)	(6,049)	(5,479)	(3,786)
Net interest income	8,073	8,122	9,407	9,062	9,845
Fee and commission income	9,880	8,641	9,122	8,893	8,751
Fee and commission expense	(2,206)	(2,070)	(2,362)	(2,084)	(1,937)
Net fee and commission income	7,674	6,571	6,760	6,809	6,814
Other income	6,193	7,073	5,465	5,265	4,417
Total income	21,940	21,766	21,632	21,136	21,076

Credit impairment releases/(charges)	653	(4,838)	(1,912)	(1,468)	(2,336)

Operating costs	(14,092)	(13,434)	(13,359)	(13,627)	(13,884)
UK bank levy	(170)	(299)	(226)	(269)	(365)
GMP charge	—	—	—	(140)	—
Litigation and conduct	(397)	(153)	(1,849)	(2,207)	(1,207)
Total operating expenses	(14,659)	(13,886)	(15,434)	(16,243)	(15,456)

Other net income	260	23	71	69	257

Profit before tax	8,194	3,065	4,357	3,494	3,541
Tax charge	(1,138)	(604)	(1,003)	(911)	(2,066)
Profit after tax in respect of continuing operations	7,056	2,461	3,354	2,583	1,475
Loss after tax in respect of discontinued operation	—	—	—	—	(2,195)
Non-controlling interests in respect of continuing operations	(47)	(78)	(80)	(234)	(249)
Non-controlling interests in respect of discontinued operation	—	—	—	—	(140)
Other equity instrument holders	(804)	(857)	(813)	(752)	(639)
Attributable profit/(loss)	6,205	1,526	2,461	1,597	(1,748)

Selected financial statistics
Basic earnings/(loss) per share	36.5p	8.8p	14.3p	9.4p	(10.3p)
Diluted earnings/(loss) per share	35.6p	8.6p	14.1p	9.2p	(10.1p)
Return on average shareholders’ equity	11.2%	2.7%	4.5%	3.1%	(3.1%)
Return on average tangible shareholders’ equity	13.1%	3.2%	5.3%	3.6%	(3.6%)
Cost: income ratio	67%	64%	71%	77%	73%
Note
a    2021 capital and financial metrics have been restated to reflect the over-issuance of securities under BBPLC's 2019 F-3. See Impact of over-issuance of securities in the US on page 173 and Restatement of financial statements (Note 1a) on page 228 for further details.
The financial information above is extracted from the published accounts. This information should be read together with the information included in the accompanying consolidated financial statements.

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	196

Financial review
Income statement commentary
2021 compared to 2020a,b
Barclays’ diversified business model delivered a record profit before tax of £8,194m (2020: £3,065m), RoE of 11.2% (2020: 2.7%), RoTE of 13.1% (2020: 3.2%) and earnings per share (EPS) of 36.5p (2020: 8.8p).
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
Total operating expenses increased 6% to £14,659m, due to structural cost actions of £648m primarily relating to the real estate review in Q221 and Barclays UK transformation costs in Q421, a £220m provision relating to the expected losses resulting from a rescission offer to repurchase certain securities issuances identified as being in excess of the registered amount, higher performance costs that reflect improved returns, and continued investment and business growth. This was partially offset by the benefit from the depreciation of average USD against GBP, efficiency savings and a lower UK bank levy charge, primarily due to the reduced rate. This resulted in a cost: income ratio of 67% (2020: 64%). Excluding structural cost actions of £648m (2020: £368m), operating expenses would have been £14,011m (2020: £13,518m), resulting in a cost: income ratio of 64% (2020: 62%).
The effective tax rate was 13.9% (2020: 19.7%). This reflects a £462m tax benefit recognised for the re-measurement of the Group’s UK deferred tax assets (DTAs) as a result of the enactment in 2021 of a UK corporation tax rate increase from 19% to 25% effective from 1 April 2023.
Attributable profit was £6,205m (2020: £1,526m).
Please refer to the Financial review section in the Annual Report on Form 20-F 2020 for a comparative discussion of the 2020 financial results compared to 2019.
Notes
a    2021 capital and financial metrics have been restated to reflect the over-issuance of securities under BBPLC's 2019 F-3. See Impact of over-issuance of securities in the US on page 173 and Restatement of financial statements (Note 1a) on page 228 for further details.
b    The 8% depreciation of average USD against GBP adversely impacted income and profits and positively impacted total operating expenses.

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	197

Financial review
Consolidated summary balance sheet

	Restated [a]
	2021	2020	2019	2018	2017
As at 31 December	£m	£m	£m	£m	£m
Assets
Cash and balances at central banks	238,574	191,127	150,258	177,069	171,082
Cash collateral and settlement balances	92,542	101,367	83,256	77,222	77,168
Loans and advances at amortised cost	361,451	342,632	339,115	326,406	324,048
Reverse repurchase agreements and other similar secured lending	3,227	9,031	3,379	2,308	12,546
Trading portfolio assets	147,035	127,950	114,195	104,187	113,760
Financial assets at fair value through the income statement	191,972	175,151	133,086	149,648	116,281
Derivative financial instruments	262,572	302,446	229,236	222,538	237,669
Financial investments	—	—	—	—	58,915
Financial assets at fair value through other comprehensive income	61,753	78,688	65,750	52,816	—
Assets included in disposal groups classified as held for sale	—	—	—	—	1,193
Other assets	25,159	21,122	21,954	21,089	20,586
Total assets	1,384,285	1,349,514	1,140,229	1,133,283	1,133,248
Liabilities
Deposits at amortised cost	519,433	481,036	415,787	394,838	398,701
Cash collateral and settlement balances	79,371	85,423	67,341	67,522	68,143
Repurchase agreements and other similar secured borrowings	28,352	14,174	14,517	18,578	40,338
Debt securities in issue[b]	98,867	75,796	76,369	82,286	73,314
Subordinated liabilities	12,759	16,341	18,156	20,559	23,826
Trading portfolio liabilities	54,169	47,405	36,916	37,882	37,351
Financial liabilities designated at fair value	250,960	249,765	204,326	216,834	173,718
Derivative financial instruments	256,883	300,775	229,204	219,643	238,345
Other liabilities	13,450	11,917	11,953	11,362	13,496
Total liabilities	1,314,244	1,282,632	1,074,569	1,069,504	1,067,232
Equity
Called up share capital and share premium	4,536	4,637	4,594	4,311	22,045
Other equity instruments	12,259	11,172	10,871	9,632	8,941
Other reserves	1,770	4,461	4,760	5,153	5,383
Retained earnings	50,487	45,527	44,204	43,460	27,536
Total equity excluding non-controlling interests	69,052	65,797	64,429	62,556	63,905
Non-controlling interests	989	1,085	1,231	1,223	2,111
Total equity	70,041	66,882	65,660	63,779	66,016
Total liabilities and equity	1,384,285	1,349,514	1,140,229	1,133,283	1,133,248

Net asset value per ordinary share	339p	315p	309p	309p	322p
Tangible net asset value per share	291p	269p	262p	262p	276p
Number of ordinary shares of Barclays PLC (in millions)	16,752	17,359	17,322	17,133	17,060

Year-end USD exchange rate	1.35	1.37	1.32	1.28	1.35
Year-end EUR exchange rate	1.19	1.11	1.18	1.12	1.13
Notes
a    2021 capital and financial metrics have been restated to reflect the over-issuance of securities under BBPLC's 2019 F-3. See Impact of over-issuance of securities in the US on page 173 and Restatement of financial statements (Note 1a) on page 228 for further details.
b    Debt securities in issue include covered bonds of £5.0bn (2020: £6.2bn).

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	198

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
Total liabilitiesa
Total liabilities increased £32bn to £1,314bn.
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
Total shareholders’ equitya
Total shareholders’ equity increased £3.1bn to £70.0bn.
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
Retained earnings increased £5.0bn to £50.5bn, mainly due to profits of £6.2bn and pension remeasurements of £0.6bn, offset by share repurchases of £1.2bn and dividends of £0.5bn.
Net asset value per share increased 24p to 339p. Tangible net asset value per share increased 22p to 291p as 37p earnings per share were offset by net negative reserve movements of 15p.

Note
a    2021 capital and financial metrics have been restated to reflect the over-issuance of securities under BBPLC's 2019 F-3. See Impact of over-issuance of securities in the US on page 173 and Restatement of financial statements (Note 1a) on page 228 for further details.

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	199

Financial review
Analysis of results by business

Barclays UK

		2021		2020		2019
		£m		£m		£m
Income statement information
Net interest income		5,202		5,234		5,888
Net fee, commission and other income		1,334		1,113		1,465
Total income		6,536		6,347		7,353
Credit impairment releases/(charges)		365		(1,467)		(712)
Net operating income		6,901		4,880		6,641
Operating costs		(4,357)		(4,270)		(3,996)
UK bank levy		(36)		(50)		(41)
Litigation and conduct		(37)		(32)		(1,582)
Total operating expenses		(4,430)		(4,352)		(5,619)
Other net income		—		18		—
Profit before tax		2,471		546		1,022
Attributable profit		1,756		325		281

Balance sheet information
Loans and advances to customers at amortised cost		£208.8bn		£205.4bn		£193.7bn
Total assets		£321.2bn		£289.1bn		£257.8bn
Customer deposits at amortised cost		£260.6bn		£240.5bn		£205.5bn
Loan: deposit ratio		85%		89%		96%
Risk weighted assets		£72.3bn		£73.7bn		£74.9bn

Key facts
Average LTV of mortgage portfolio[a]		51%		51%		51%
Average LTV of new mortgage lending[a]		70%		68%		68%
Number of branches		666		859		963
Mobile banking active customers		9.7m		9.2m		8.4m
30 day arrears rate - Barclaycard Consumer UK		1.0%		1.7%		1.7%
Number of employees (full time equivalent)[b]		7,100		21,300		21,400

Performance measures
Return on average allocated equity		13.0%		2.4%		2.0%
Return on average allocated tangible equity		17.6%		3.2%		2.7%
Average allocated equity	£13.6	bn	£13.7	bn	£13.9	bn
Average allocated tangible equity		£10.0bn		£10.1bn		£10.3bn
Cost: income ratio		68%		69%		76%
Loan loss rate (bps)		—		68		36
Net interest margin		2.52%		2.61%		3.09%
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

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	200

Financial review
Analysis of results by business continued
Analysis of Barclays UK

	2021	2020	2019
	£m	£m	£m
Analysis of total income
Personal Banking	3,883	3,522	4,009
Barclaycard Consumer UK	1,250	1,519	1,992
Business Banking	1,403	1,306	1,352
Total income	6,536	6,347	7,353

Analysis of credit impairment releases/(charges)
Personal Banking	28	(380)	(195)
Barclaycard Consumer UK	404	(881)	(472)
Business Banking	(67)	(206)	(45)
Total credit impairment releases/(charges)	365	(1,467)	(712)

Analysis of loans and advances to customers at amortised cost
Personal Banking	£165.4bn	£157.3bn	£151.9bn
Barclaycard Consumer UK	£8.7bn	£9.9bn	£14.7bn
Business Banking	£34.7bn	£38.2bn	£27.1bn
Total loans and advances to customers at amortised cost	£208.8bn	£205.4bn	£193.7bn

Analysis of customer deposits at amortised cost
Personal Banking	£196.4bn	£179.7bn	£159.2bn
Barclaycard Consumer UK	—	£0.1bn	—
Business Banking	£64.2bn	£60.7bn	£46.3bn
Total customer deposits at amortised cost	£260.6bn	£240.5bn	£205.5bn
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

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	201

Financial review
Analysis of results by business continued
Barclays International

	Restated[a] 2021		2020		2019
	£m		£m		£m
Income statement information
Net interest income	3,263		3,282		3,941
Net trading income	5,693		6,920		4,199
Net fee, commission and other income	6,709		5,719		6,535
Total income	15,665		15,921		14,675
Credit impairment releases/(charges)	288		(3,280)		(1,173)
Net operating income	15,953		12,641		13,502
Operating costs	(9,076)		(8,765)		(9,163)
UK bank levy	(134)		(240)		(174)
Litigation and conduct	(345)		(48)		(116)
Total operating expenses	(9,555)		(9,053)		(9,453)
Other net income	40		28		69
Profit before tax	6,438		3,616		4,118
Attributable profit	4,647		2,220		2,816

Balance sheet information
Loans and advances at amortised cost	£133.8bn		£122.7bn		£132.8bn
Trading portfolio assets	£146.9bn		£127.7bn		£113.3bn
Derivative financial instrument assets	£261.5bn		£301.8bn		£228.9bn
Financial assets at fair value through the income statement	£188.2bn		£170.7bn		£128.4bn
Cash collateral and settlement balances	£88.1bn		£97.5bn		£79.4bn
Other assets	£225.6bn		£221.4bn		£178.6bn
Total assets	£1,044.1bn		£1,041.8bn		£861.4bn
Deposits at amortised cost	£258.8bn		£240.5bn		£210.0bn
Derivative financial instrument liabilities	£256.4bn		£300.4bn		£228.9bn
Loan: deposit ratio	52%		51%		63%
Risk weighted assets	£230.9bn		£222.3bn		£209.2bn

Key facts
Number of employees (full time equivalent)	10,400		10,800		11,200

Performance measures
Return on average allocated equity	14.0%		6.9%		8.7%
Return on average allocated tangible equity	14.4%		7.1%		9.0%
Average allocated equity	£33.1bn	£32.1	bn	£32.2	bn
Average allocated tangible equity	£32.4bn		£31.5bn		£31.2bn
Cost: income ratio	61%		57%		64%
Loan loss rate (bps)	—		257		86
Net interest margin	4.01%		3.64%		4.07%
Note
a    2021 capital and financial metrics have been restated to reflect the over-issuance of securities under BBPLC's 2019 F-3. See Impact of over-issuance of securities in the US on page 173 and Restatement of financial statements (Note 1a) on page 228 for further details.

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	202

Financial review
Analysis of results by business continued
Analysis of Barclays International

		Restated[a] 2021		2020		2019
Corporate and Investment Bank		£m		£m		£m
Income statement information
Net interest income		1,351		1,084		1,119
Net trading income		5,652		6,975		4,413
Net fee, commission and other income		5,331		4,417		4,699
Total income		12,334		12,476		10,231
Credit impairment releases / (charges)		473		(1,559)		(157)
Net operating income		12,807		10,917		10,074
Operating costs		(6,818)		(6,689)		(6,882)
UK bank levy		(128)		(226)		(156)
Litigation and conduct		(237)		(4)		(109)
Total operating expenses		(7,183)		(6,919)		(7,147)
Other net income		2		6		28
Profit before tax		5,626		4,004		2,955
Attributable profit		4,032		2,554		1,980

Balance sheet information
Loans and advances at amortised cost		£100.0bn		£92.4bn		£92.0bn
Trading portfolio assets		£146.7bn		£127.5bn		£113.3bn
Derivative financial instrument assets		£261.5bn		£301.7bn		£228.8bn
Financial assets at fair value through the income statement		£188.1bn		£170.4bn		£127.7bn
Cash collateral and settlement balances		£87.2bn		£96.7bn		£78.5bn
Other assets		£195.8bn		£194.9bn		£155.3bn
Total assets		£979.3bn		£983.6bn		£795.6bn
Deposits at amortised cost		£189.4bn		£175.2bn		£146.2bn
Derivative financial instrument liabilities		£256.4bn		£300.3bn		£228.9bn
Risk weighted assets		£200.7bn		£192.2bn		£171.5bn

Performance measures
Return on average allocated equity		14.2%		9.4%		7.6%
Return on average allocated tangible equity		14.3%		9.5%		7.6%
Average allocated equity	£28.3	bn	£27.0	bn	£25.9	bn
Average allocated tangible equity		£28.3bn		£27.0bn		£25.9bn
Cost: income ratio		58%		55%		70%

Analysis of total income
FICC		3,448		5,138		3,364
Equities		2,967		2,471		1,887
Global Markets		6,415		7,609		5,251
Advisory		921		561		776
Equity capital markets		813		473		329
Debt capital markets		1,925		1,697		1,430
Investment Banking fees		3,659		2,731		2,535
Corporate lending		588		590		765
Transaction banking		1,672		1,546		1,680
Corporate		2,260		2,136		2,445
Total income		12,334		12,476		10,231
Note
a    2021 capital and financial metrics have been restated to reflect the over-issuance of securities under BBPLC's 2019 F-3. See Impact of over-issuance of securities in the US on page 173 and Restatement of financial statements (Note 1a) on page 228 for further details.

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	203

Financial review
Analysis of results by business continued
Analysis of Barclays International continued

		2021		2020		2019
Consumer, Cards and Payments		£m		£m		£m
Income statement information
Net interest income		1,912		2,198		2,822
Net fee, commission, trading and other income		1,419		1,247		1,622
Total income		3,331		3,445		4,444
Credit impairment charges		(185)		(1,721)		(1,016)
Net operating income		3,146		1,724		3,428
Operating costs		(2,258)		(2,076)		(2,281)
UK bank levy		(6)		(14)		(18)
Litigation and conduct		(108)		(44)		(7)
Total operating expenses		(2,372)		(2,134)		(2,306)
Other net income		38		22		41
Profit/(loss) before tax		812		(388)		1,163
Attributable profit/(loss)		615		(334)		836

Balance sheet information
Loans and advances at amortised cost		£33.8bn		£30.3bn		£40.8bn
Total assets		£64.8bn		£58.2bn		£65.8bn
Deposits at amortised cost		£69.4bn		£65.3bn		£63.8bn
Risk weighted assets		£30.2bn		£30.1bn		£37.7bn

Key facts
30 day arrears rates - Barclaycard US		1.6%		2.5%		2.7%
US cards customer FICO score distribution
<660		10%		13%		14%
>660		90%		87%		86%
Total number of Barclaycard payments clients		c.380,000		c.365,000		c.376,000
Value of payments processed[a]		£277bn		£274bn		£354bn

Performance measures
Return on average allocated equity		12.8%		(6.6)%		13.3%
Return on average allocated tangible equity		15.0%		(7.5%)		15.8%
Average allocated equity	£4.8	bn	£5.1	bn	£6.3	bn
Average allocated tangible equity		£4.1bn		£4.5bn		£5.3bn
Cost: income ratio		71%		62%		52%
Loan loss rate (bps)		51		517		234

Analysis of total income
International Cards and Consumer Bank		2,092		2,433
Private Bank		781		707
Unified Payments		458		305
Total income		3,331		3,445
Note
a    Includes £270bn (2020: £268bn; 2019: £272bn) of merchant acquiring payments.

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	204

Financial review
Analysis of results by business continued
2021 compared to 2020a
Profit before tax increased 78% to £6,438m with a RoE of 14.0% (2020: 6.9%) and a RoTE of 14.4% (2020: 7.1%), reflecting a RoE of 14.2% (2020: 9.4%) and RoTE of 14.3% (2020: 9.5%) in CIB and a RoE of 12.8% (2020: (6.6%)) and a RoTE of 15.0% (2020: (7.5)%) in CC&P.
The 8% depreciation of average USD against GBP adversely impacted income and profits and positively impacted total operating expenses.
Total income decreased to £15,665m (2020: £15,921m).
CIB income decreased 1% to £12,334m.
Global Markets income decreased 16% to £6,415m as a strong performance in Equities, representing the best full year on a comparable basisb, was more than offset by FICC. Equities income increased 20% to £2,967m driven by strong client activity in derivatives and increased client balances in financing. FICC income decreased 33% to £3,448m due to tighter spreads and the non-recurrence of prior year client activity levels.
Investment Banking fees income, representing the best full year on a comparable basisb, increased 34% to £3,659m driven by a strong performance in Advisory and Equity capital markets reflecting an increase in the fee pool and an increased market sharec.
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
Total operating expenses increased 6% to £9,555m. CIB total operating expenses increased 4% to £7,183m including a £220m provision, relating to the expected losses resulting from a rescission offer to repurchase certain securities issuances identified as being in excess of the registered amount, and an increase in performance costs, reflecting an improvement in returns, partially offset by a lower bank levy charge primarily due to the reduced rate. CC&P total operating expenses increased 11% to £2,372m driven by the impact of higher investment spend, including an increase in marketing and costs for existing and new partnerships, and customer remediation costs related to a legacy portfolio.
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
Notes
a    2021 capital and financial metrics have been restated to reflect the over-issuance of securities under BBPLC's 2019 F-3. See Impact of over-issuance of securities in the US on page 173 and Restatement of financial statements (Note 1a) on page 228 for further details.
b    Period covering 2014 - 2021. Pre 2014 financials were not restated following re-segmentation in 2016.
c    Data source: Dealogic for the period covering 1 January to 31 December 2021.

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	205

Financial review
Analysis of results by business continued
Head Office

	2021	2020	2019
	£m	£m	£m
Income statement information
Net interest income	(392)	(393)	(422)
Net fee, commission and other income	131	(109)	26
Total income	(261)	(502)	(396)
Credit impairment charges	—	(91)	(27)
Net operating expenses	(261)	(593)	(423)
Operating costs	(659)	(399)	(200)
UK bank levy	—	(9)	(11)
Litigation and conduct	(15)	(73)	(151)
Total operating expenses	(674)	(481)	(362)
Other net income / (expenses)	220	(23)	2
Loss before tax	(715)	(1,097)	(783)
Attributable loss	(198)	(1,019)	(636)

Balance sheet information
Total assets	£19.0bn	£18.6bn	£21.0bn
Risk weighted assets	£11.0bn	£10.2bn	£11.0bn

Key facts
Number of employees (full time equivalent)[a]	64,100	50,900	48,200

Performance measures
Average allocated equity	£8.7bn	£10.6bn	£8.5bn
Average allocated tangible equity	£5.0bn	£6.7bn	£5.1bn
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

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	206

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
Non-IFRS performance measures glossary

Measure	Definition
Loan: deposit ratio	Loans and advances at amortised cost divided by deposits at amortised cost. The components of the calculation have been included on page 166.
Period end allocated tangible equity	Allocated tangible equity is calculated as 13.5% (2020 and 2019: 13.0%) of RWAs for each business, adjusted for capital deductions, excluding goodwill and intangible assets, reflecting the assumptions the Group uses for capital planning purposes. Head Office allocated tangible equity represents the difference between the Group’s tangible shareholders’ equity and the amounts allocated to businesses.
Average tangible shareholders’ equity	Calculated as the average of the previous month’s period end tangible equity and the current month’s period end tangible equity. The average tangible shareholders’ equity for the period is the average of the monthly averages within that period.
Average allocated tangible equity	Calculated as the average of the previous month’s period end allocated tangible equity and the current month’s period end allocated tangible equity. The average allocated tangible equity for the period is the average of the monthly averages within that period.
Return on average tangible shareholders’ equity	Statutory profit after tax attributable to ordinary equity holders of the parent, as a proportion of average shareholders’ equity excluding non-controlling interests and other equity instruments adjusted for the deduction of intangible assets and goodwill. The components of the calculation have been included on pages 208.
Return on average allocated tangible equity	Statutory profit after tax attributable to ordinary equity holders of the parent, as a proportion of average allocated tangible equity. The components of the calculation have been included on page 208.
Cost: income ratio	Total operating expenses divided by total income.
Loan loss rate	Quoted in basis points and represents total impairment charges divided by gross loans and advances held at amortised cost at the balance sheet date. The components of the calculation have been included on page 126. Quoted as zero when credit impairment is a net release.
Net interest margin	Net interest income divided by the sum of average customer assets. The components of the calculation have been included on page 208.
Tangible net asset value per share	Calculated by dividing shareholders’ equity, excluding non-controlling interests and other equity instruments, less goodwill and intangible assets, by the number of issued ordinary shares. The components of the calculation have been included on page 210.

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	207

Financial review
Non-IFRS performance measures continued
Margins analysis

For the year ended 31 December	2021			2020
	Net interest income	Average customer assets	Net interest margin	Net interest income	Average customer assets	Net interest margin
	£m	£m	%	£m	£m	%
Barclays UK	5,202	206,628	2.52	5,234	200,317	2.61
Barclays International[a]	3,149	78,530	4.01	3,382	92,909	3.64
Total Barclays UK and Barclays International	8,351	285,158	2.93	8,616	293,226	2.94
Other[b]	(278)			(494)
Total Barclays Group	8,073			8,122
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

	Profit/(loss) attributable to ordinary equity holders of the parent	Average tangible equity	Return on average tangible equity
	£m	£bn	%
Restated for the year ended 31 December 2021[a]
Barclays UK	1,756	10.0	17.6
Corporate and Investment Bank	4,032	28.3	14.3
Consumer, Cards and Payments	615	4.1	15.0
Barclays International	4,647	32.4	14.4
Head Office	(198)	5.0	n/m
Barclays Group	6,205	47.3	13.1

For the year ended 31 December 2020
Barclays UK	325	10.1	3.2
Corporate and Investment Bank	2,554	27.0	9.5
Consumer, Cards and Payments	(334)	4.5	(7.5)
Barclays International	2,220	31.5	7.1
Head Office	(1,019)	6.7	n/m
Barclays Group	1,526	48.3	3.2

For the year ended 31 December 2019
Barclays UK	281	10.3	2.7
Corporate and Investment Bank	1,980	25.9	7.6
Consumer, Cards and Payments	836	5.3	15.8
Barclays International	2,816	31.2	9.0
Head Office	(636)	5.1	n/m
Barclays Group	2,461	46.6	5.3
Note
a    2021 capital and financial metrics have been restated to reflect the over-issuance of securities under BBPLC's 2019 F-3. See Impact of over-issuance of securities in the US on page 173 and Restatement of financial statements (Note 1a) on page 228 for further details.

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	208

Financial review
Non-IFRS performance measures continued
Performance measures

Restated for the year ended 31 December 2021[a]
Return on average tangible shareholders' equity	Barclays UK	Corporate and Investment Bank	Consumer, Cards and Payments	Barclays International	Head Office	Barclays Group
	£m	£m	£m	£m	£m	£m
Attributable profit/(loss)	1,756	4,032	615	4,647	(198)	6,205

Average shareholders' equity	£13.6bn	£28.3bn	£4.8bn	£33.1bn	£8.7bn	£55.4bn
Average goodwill and intangibles	(£3.6bn)	—	(£0.7bn)	(£0.7bn)	(£3.7bn)	(£8.1bn)
Average tangible shareholders' equity	£10.0bn	£28.3bn	£4.1bn	£32.4bn	£5.0bn	£47.3bn

Return on average tangible shareholders' equity	17.6%	14.3%	15.0%	14.4%	n/m	13.1%

For the year ended 31 December 2020
Return on average tangible shareholders' equity	Barclays UK	Corporate and Investment Bank	Consumer, Cards and Payments	Barclays International	Head Office	Barclays Group
	£m	£m	£m	£m	£m	£m
Attributable profit/(loss)	325	2,554	(334)	2,220	(1,019)	1,526

Average shareholders' equity	£13.7bn	£27.0bn	£5.1bn	£32.1bn	£10.6bn	£56.4bn
Average goodwill and intangibles	(£3.6bn)	—	(£0.6bn)	(£0.6bn)	(£3.9bn)	(£8.1bn)
Average tangible shareholders' equity	£10.1bn	£27.0bn	£4.5bn	£31.5bn	£6.7bn	£48.3bn

Return on average tangible shareholders' equity	3.2%	9.5%	(7.5%)	7.1%	n/m	3.2%

For the year ended 31 December 2019
Return on average tangible shareholders' equity	Barclays UK	Corporate and Investment Bank	Consumer, Cards and Payments	Barclays International	Head Office	Barclays Group
	£m	£m	£m	£m	£m	£m
Attributable profit/(loss)	281	1,980	836	2,816	(636)	2,461

Average shareholders' equity	£13.9bn	£25.9bn	£6.3bn	£32.2bn	£8.5bn	£54.6bn
Average goodwill and intangibles	(£3.6bn)	—	(£1.0bn)	(£1.0bn)	(£3.4bn)	(£8.0bn)
Average tangible shareholders' equity	£10.3bn	£25.9bn	£5.3bn	£31.2bn	£5.1bn	£46.6bn

Return on average tangible shareholders' equity	2.7%	7.6%	15.8%	9.0%	n/m	5.3%
Note
a    2021 capital and financial metrics have been restated to reflect the over-issuance of securities under BBPLC's 2019 F-3. See Impact of over-issuance of securities in the US on page 173 and Restatement of financial statements (Note 1a) on page 228 for further details.

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	209

Financial review
Non-IFRS performance measures continued

Return on average tangible shareholders’ equity, excluding litigation and conduct, structural cost actions and the re-measurement of UK DTAs
Restated[a] 2021
Profit attributable to ordinary equity holders of the parent	£m
Attributable profit	6,205
Post-tax impact of litigation and conduct	306
Post-tax impact of structural cost actions	489
Re-measurement of UK DTAs	(462)
Profit attributable to ordinary equity holders of the parent, excluding litigation and conduct, structural cost actions and the re-measurement of UK DTAs	6,538

Barclays Group return on average tangible shareholders’ equity
Barclays Group average tangible shareholders’ equity	£47.3bn
Barclays Group average tangible shareholders’ equity based on a CET1 ratio of 13.5%	£42.7bn

Barclays Group return on average tangible shareholders’ equity based on a CET1 ratio of 13.5%	14.5%
Barclays Group return on average tangible shareholders’ equity, excluding litigation and conduct, structural cost actions and the re-measurement of UK DTAs, based on a CET1 ratio of 13.5%	15.3%
Note
a    2021 capital and financial metrics have been restated to reflect the over-issuance of securities under BBPLC's 2019 F-3. See Impact of over-issuance of securities in the US on page 173 and Restatement of financial statements (Note 1a) on page 228 for further details.

Return on average tangible shareholders’ equity, excluding litigation and conduct, structural cost actions and COVID-19 community aid package
2020
Profit attributable to ordinary equity holders of the parent	£m
Attributable profit	1,526
Post-tax impact of litigation and conduct	112
Post-tax impact of structural cost actions	268
Post-tax impact of COVID-19 community aid package	66
Profit attributable to ordinary equity holders of the parent, excluding litigation and conduct, structural cost actions and COVID-19 community aid package	1,972

Barclays Group return on average tangible shareholders’ equity
Barclays Group average tangible shareholders’ equity	£48.3bn
Barclays Group average tangible shareholders’ equity based on a CET1 ratio of 13.0%	£45.1bn

Barclays Group return on average tangible shareholders’ equity based on a CET1 ratio of 13.0%	3.4%
Barclays Group return on average tangible shareholders’ equity, excluding litigation and conduct, structural cost actions and COVID-19 community aid package, based on a CET1 ratio of 13.0%	4.4%

Tangible net asset value per share

	Restated[a] 2021	2020	2019
	£m	£m	£m
Total equity excluding non-controlling interests	69,052	65,797	64,429
Other equity instruments	(12,259)	(11,172)	(10,871)
Shareholders' equity attributable to ordinary shareholders of the parent	56,793	54,625	53,558
Goodwill and intangibles	(8,061)	(7,948)	(8,119)
Tangible shareholders’ equity attributable to ordinary shareholders of the parent	48,732	46,677	45,439

Shares in issue	16,752m	17,359m	17,322m

Net asset value per share	339p	315p	309p
Tangible net asset value per share	291p	269p	262p
Note
a    2021 capital and financial metrics have been restated to reflect the over-issuance of securities under BBPLC's 2019 F-3. See Impact of over-issuance of securities in the US on page 173 and Restatement of financial statements (Note 1a) on page 228 for further details.

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	210

Financial review
Non-IFRS performance measures continued

	Profit/(loss) attributable to ordinary equity holders of the parent	Average equity	Return on average equity
	£m	bn	%
Restated for the year ended 31 December 2021[a]
Barclays UK	1,756	13.6	13.0
Corporate and Investment Bank	4,032	28.3	14.2
Consumer, Cards and Payments	615	4.8	12.8
Barclays International	4,647	33.1	14.0
Head Office	(198)	8.7	n/m
Barclays Group	6,205	55.4	11.2

For the year ended 31 December 2020
Barclays UK	325	13.7	2.4
Corporate and Investment Bank	2,554	27.0	9.4
Consumer, Cards and Payments	(334)	5.1	(6.6)
Barclays International	2,220	32.1	6.9
Head Office	(1,019)	10.6	n/m
Barclays Group	1,526	56.4	2.7

For the year ended 31 December 2019
Barclays UK	281	13.9	2.0
Corporate and Investment Bank	1,980	25.9	7.6
Consumer, Cards and Payments	836	6.3	13.3
Barclays International	2,816	32.2	8.7
Head Office	(636)	8.5	n/m
Barclays Group	2,461	54.6	4.5
Note
a    2021 capital and financial metrics have been restated to reflect the over-issuance of securities under BBPLC's 2019 F-3. See Impact of over-issuance of securities in the US on page 173 and Restatement of financial statements (Note 1a) on page 228 for further details.

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	211

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

		Page	Note
Consolidated financial statements	Independent Auditor’s Report (Auditor number 1118)	213	n/a
	Consolidated income statement	216	n/a
	Consolidated statement of comprehensive income	217	n/a
	Consolidated balance sheet	218	n/a
	Consolidated statement of changes in equity	219	n/a
	Consolidated cash flow statement	221	n/a
	Parent company accounts	222	n/a

Notes to the financial statements
	Significant accounting policies	225	1
Financial performance and returns	Segmental reporting	230	2
	Net interest income	232	3
	Net fee and commission income	233	4
	Net trading income	235	5
	Net investment income	235	6
	Credit impairment charges	236	7
	Operating expenses	240	8
	Tax	240	9
	Earnings per share	244	10
	Dividends on ordinary shares	244	11
Assets and liabilities held at fair value	Trading portfolio	245	12
	Financial assets at fair value through the income statement	245	13
	Derivative financial instruments	246	14
	Financial assets at fair value through other comprehensive income	254	15
	Financial liabilities designated at fair value	254	16
	Fair value of financial instruments	255	17
	Offsetting financial assets and financial liabilities	265	18
Assets at amortised cost and other investments	Loans and advances and deposits at amortised cost	266	19
	Property, plant and equipment	266	20
	Leases	268	21
	Goodwill and intangible assets	270	22
Accruals, provisions, contingent liabilities and legal proceedings	Other liabilities	274	23
	Provisions	274	24
	Contingent liabilities and commitments	275	25
	Legal, competition and regulatory matters	276	26
Capital instruments, equity and reserves	Subordinated liabilities	281	27
	Ordinary shares, share premium and other equity	284	28
	Reserves	285	29
	Non-controlling interests	286	30
Employee benefits	Staff costs	287	31
	Share-based payments	288	32
	Pensions and post-retirement benefits	290	33
Scope of consolidation	Principal subsidiaries	295	34
	Structured entities	296	35
	Investments in associates and joint ventures	299	36
	Securitisations	300	37
	Assets pledged, collateral received and assets transferred	301	38
Other disclosure matters	Related party transactions and Directors’ remuneration	303	39
	Auditor’s remuneration	305	40
	Interest rate benchmark reform	305	41
	Barclays PLC (the Parent company)	310	42

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	212

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
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated May 22, 2022, expressed an adverse opinion on the effectiveness of the Company’s internal control over financial reporting.
Correction of a Misstatement
As discussed in Note 1a to the consolidated financial statements, the 2021 consolidated financial statements have been restated to correct a misstatement.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
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
We identified the assessment of impairment allowance for loans and advances at amortized cost, including off balance sheet elements as a critical audit matter. A high degree of audit effort, including specialized skills and knowledge was required because it involved significant measurement uncertainty. Complex and subjective auditor judgement was required to assess the following:
•Model estimations – Complex and subjective auditor judgement was applied in assessing the Company’s modelled estimations of Expected Credit Losses (“ECL”) due to the inherently judgemental nature of the underlying models and underlying assumptions, namely the IFRS 9 Probability of Default (“PD”) models, the Loss Given Default (“LGD”) models, the Probability of Survival (“PS”) models and the Exposure at Default (“EAD”) models. Certain IFRS 9 models and model assumptions are the key drivers of complexity and subjectivity, and minor changes to those models and model assumptions could have a significant effect on the Company’s calculation of the ECL estimate.
•Economic scenarios – Complex and subjective auditor judgement was applied in assessing the forward-looking economic scenarios used by the Company, the probability weightings applied to them and the complexity of models used to derive the probability weightings.
•Qualitative adjustments – Complex and subjective auditor judgement was applied in assessing qualitative adjustments to the model-driven impairment allowance due to the inherent estimation uncertainty associated with these adjustments, especially in relation to adjustments introduced to respond to the continuous impact of economic uncertainty.
In addition, auditor judgement was required to evaluate the sufficiency of audit evidence obtained.
The following are the primary procedures we performed to address this critical audit matter.
•We evaluated the design and tested the operating effectiveness of certain internal controls over the Company’s process for estimating the impairment allowance for loans and advances at amortized cost, including off-balance sheet elements. This included controls relating to the (1) application of the staging criteria, (2) model validation, implementation and monitoring, (3) authorization and calculation of qualitative adjustments and management overlays, and (4) selection and implementation of economic variables and the controls over the economic scenario selection and probabilities.
•We involved credit risk modelling professionals with specialized skills and knowledge, who assisted in the following:
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
•In addition, we involved economic professionals with specialized skills and knowledge, who assisted in:
◦assessing the reasonableness of the Company’s methodology and models used for determining the economic scenarios used and the probability weightings applied to them;
◦assessing key economic variables which included comparing a selection of economic variables to external sources;
◦assessing the overall reasonableness of the economic forecasts by comparing the Company’s forecasts to our own modelled forecasts; and

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	213

Report of Independent Registered Public Accounting Firm
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
The following are the primary procedures we performed to address this critical audit matter:
•We evaluated the design and tested the operating effectiveness of certain internal controls over the Company’s process to measure fair value of these portfolios. This included controls related to (1) the independent price verification (‘IPV’) of certain market pricing data inputs, (2) the determination or calculation of FVAs, including exit adjustments (to mark the portfolio to bid or offer prices), model shortcoming reserves to address model limitations and XVAs and (3) the validation, implementation and usage of valuation models including assessment of the impact of model limitations and assumptions;
•For a selection of collateral disputes identified through management’s control we challenged management’s valuation where significant fair value differences were observable through comparison with the market participant’s valuation on the other side of the trade;
•We performed a retrospective review by inspecting significant gains and losses on a selection of new trades, trade exits, novations and restructurings and evaluated whether these data points indicated elements of fair value not incorporated in the current valuation methodologies;
•We inspected movements in certain unobservable inputs throughout the period to assess whether gains or losses generated were in line with the accounting standards;
•We involved valuation professionals with specialized skills and knowledge who assisted in the following:
◦assessing the conceptual soundness of significant models and methodologies used in calculating fair values, risk exposures and in calculating FVAs;
◦utilising collateral dispute data to identify fair value financial instruments with significant fair value differences against market counterparties and developing an independent estimate of the fair value of such financial instruments; and
◦developing an independent estimate of fair value for a selection of trades from the above portfolios and challenging the Company where their valuations were outside our tolerance.
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
The following are the primary procedures we performed to address this critical audit matter:
•We evaluated the design and tested the operating effectiveness of certain internal controls over the Company’s defined benefit pension obligation process. This included controls related to management’s review of IAS19 assumptions including discount rate, RPI and mortality assumptions;
•We involved actuarial professionals with specialized skills and knowledge who assisted in assessing the Company’s discount rate, RPI and mortality assumptions by evaluating those assumptions against expectations derived from external sources.

/s/ KPMG LLP
We have served as the Company’s auditor since 2017.
London, United Kingdom
May 22, 2022

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	214

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors Barclays PLC:
Opinion on Internal Control Over Financial Reporting
We have audited Barclays PLC and subsidiaries’ (the Company) internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, because of the effect of the material weakness, described below, on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2021 based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2021, and 2020, the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity, and consolidated cash flow statements for each of the years in the three-year period ended December 31, 2021, and the related notes and specific disclosures described in Note 1 of the consolidated financial statements as being part of the consolidated financial statements (collectively, the consolidated financial statements), and our report dated May 22, 2022 expressed an unqualified opinion on those consolidated financial statements.
A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. A material weakness has been identified and included in management’s assessment which related to an over-issuance of securities which occurred and was not immediately identified highlighting a weakness in management controls over the identification of external regulatory limits related to securities issuance and monitoring against these limits. The material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2021 consolidated financial statements, and this report does not affect our report on those consolidated financial statements.
Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s report on internal control over financial reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
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

/s/ KPMG LLP
London, United Kingdom
May 22, 2022

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	215

Consolidated financial statements

Consolidated income statement

		Restated[a]
		2021	2020	2019
For the year ended 31 December	Notes	£m	£m	£m
Interest and similar income	3	11,240	11,892	15,456
Interest and similar expense	3	(3,167)	(3,770)	(6,049)
Net interest income		8,073	8,122	9,407
Fee and commission income	4	9,880	8,641	9,122
Fee and commission expense	4	(2,206)	(2,070)	(2,362)
Net fee and commission income		7,674	6,571	6,760
Net trading income	5	5,794	7,029	4,235
Net investment income	6	311	13	1,131
Other income		88	31	99
Total income		21,940	21,766	21,632
Credit impairment releases/(charges)	7	653	(4,838)	(1,912)
Net operating income		22,593	16,928	19,720
Staff costs	31	(8,511)	(8,097)	(8,315)
Infrastructure costs	8	(3,614)	(3,323)	(2,970)
Administration and general expenses	8	(2,137)	(2,313)	(2,300)
Litigation and conduct	8	(397)	(153)	(1,849)
Operating expenses	8	(14,659)	(13,886)	(15,434)
Share of post-tax results of associates and joint ventures		260	6	61
Profit on disposal of subsidiaries, associates and joint ventures		—	17	10
Profit before tax		8,194	3,065	4,357
Taxation	9	(1,138)	(604)	(1,003)
Profit after tax		7,056	2,461	3,354

Attributable to:
Equity holders of the parent		6,205	1,526	2,461
Other equity instrument holders		804	857	813
Total equity holders of the parent		7,009	2,383	3,274
Non-controlling interests	30	47	78	80
Profit after tax		7,056	2,461	3,354

Earnings per share		p	p	p
Basic earnings per ordinary share	10	36.5	8.8	14.3
Diluted earnings per share	10	35.6	8.6	14.1
Note
a    2021 financial metrics have been restated to reflect the over-issuance of securities under BBPLC's 2019 F-3. See Restatement of financial statements (Note 1a) on page 228 for further details.

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	216

Consolidated financial statements
Consolidated statement
of comprehensive income

	Restated [a]
	2021	2020	2019
For the year ended December 31	£m	£m	£m
Profit after tax	7,056	2,461	3,354

Other comprehensive income/(loss) that may be recycled to profit or loss:
Currency translation reserve
Currency translation differences[b]	(131)	(473)	(544)
Fair value through other comprehensive income reserve movements relating to debt securities
Net (losses)/gains from changes in fair value	(1,668)	2,902	2,901
Net gains transferred to net profit on disposal	(305)	(295)	(502)
Net (gains)/losses relating to (releases of) impairment	(8)	2	1
Net gains/(losses) due to fair value hedging	1,354	(2,000)	(2,172)
Other movements	—	—	(5)
Tax	198	(155)	(57)
Cash flow hedging reserve
Net gains/(losses) from changes in fair value	(2,280)	1,299	724
Net gains transferred to net profit	(1,173)	(510)	(277)
Tax	1,025	(216)	(105)
Other	—	5	16
Other comprehensive (loss)/income that may be recycled to profit or loss	(2,988)	559	(20)

Other comprehensive income/(loss) not recycled to profit or loss:
Retirement benefit remeasurements	1,298	(80)	(280)
Fair value through other comprehensive income reserve movements relating to equity instruments	141	(262)	(95)
Own credit	(106)	(810)	(316)
Tax	(563)	198	150
Other comprehensive income/(loss) not recycled to profit or loss	770	(954)	(541)

Other comprehensive loss for the year	(2,218)	(395)	(561)

Total comprehensive income for the year	4,838	2,066	2,793

Attributable to:
Equity holders of the parent	4,791	1,988	2,713
Non-controlling interests	47	78	80
Total comprehensive income for the year	4,838	2,066	2,793
Notes
a    2021 financial metrics have been restated to reflect the over-issuance of securities under BBPLC's 2019 F-3. See Restatement of financial statements (Note 1a) on page 228 for further details.
b    Includes £26m loss (2020: £17m gain; 2019: £15m loss) on recycling of currency translation differences to net profit.

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	217

Consolidated financial statements
Consolidated balance sheet

		Restated [a]
		2021	2020
As at December 31	Notes	£m	£m
Assets
Cash and balances at central banks		238,574	191,127
Cash collateral and settlement balances		92,542	101,367
Loans and advances at amortised cost	19	361,451	342,632
Reverse repurchase agreements and other similar secured lending		3,227	9,031
Trading portfolio assets	12	147,035	127,950
Financial assets at fair value through the income statement	13	191,972	175,151
Derivative financial instruments	14	262,572	302,446
Financial assets at fair value through other comprehensive income	15	61,753	78,688
Investments in associates and joint ventures	36	999	781
Goodwill and intangible assets	22	8,061	7,948
Property, plant and equipment	20	3,555	4,036
Current tax assets		261	477
Deferred tax assets	9	4,619	3,444
Retirement benefit assets	33	3,879	1,814
Other assets		3,785	2,622
Total assets		1,384,285	1,349,514
Liabilities
Deposits at amortised cost	19	519,433	481,036
Cash collateral and settlement balances		79,371	85,423
Repurchase agreements and other similar secured borrowing		28,352	14,174
Debt securities in issue		98,867	75,796
Subordinated liabilities	27	12,759	16,341
Trading portfolio liabilities	12	54,169	47,405
Financial liabilities designated at fair value	16	250,960	249,765
Derivative financial instruments	14	256,883	300,775
Current tax liabilities		689	645
Deferred tax liabilities	9	37	15
Retirement benefit liabilities	33	311	291
Other liabilities	23	10,505	8,662
Provisions	24	1,908	2,304
Total liabilities		1,314,244	1,282,632
Equity
Called up share capital and share premium	28	4,536	4,637
Other equity instruments	28	12,259	11,172
Other reserves	29	1,770	4,461
Retained earnings		50,487	45,527
Total equity excluding non-controlling interests		69,052	65,797
Non-controlling interests	30	989	1,085
Total equity		70,041	66,882
Total liabilities and equity		1,384,285	1,349,514
Note
a    2021 financial metrics have been restated to reflect the over-issuance of securities under BBPLC's 2019 F-3. See Restatement of financial statements (Note 1a) on page 228 for further details.

The Board of Directors approved the financial statements on pages 216 to 311, as restated to the effects described in Note 1a, on 22 May 2022.

Nigel Higgins
Group Chairman

C.S. Venkatakrishnan
Group Chief Executive

Anna Cross
Group Finance Director

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	218

Consolidated financial statements
Consolidated statement
of changes in equity

				Restated [c]	Restated [c]		Restated [c]
	Called up share capital and share premium[a]	Other equity instruments[a]	Other reserves[b]	Retained earnings	Total equity excluding non-controlling interests	Non-controlling interests	Total equity
	£m	£m	£m	£m	£m	£m	£m
Balance as at 1 January 2021	4,637	11,172	4,461	45,527	65,797	1,085	66,882
Profit after tax	—	804	—	6,205	7,009	47	7,056
Currency translation movements	—	—	(131)	—	(131)	—	(131)
Fair value through other comprehensive income reserve	—	—	(288)	—	(288)	—	(288)
Cash flow hedges	—	—	(2,428)	—	(2,428)	—	(2,428)
Retirement benefit remeasurements	—	—	—	643	643	—	643
Own credit reserve	—	—	(14)	—	(14)	—	(14)
Total comprehensive income for the year	—	804	(2,861)	6,848	4,791	47	4,838
Employee share schemes and hedging thereof	60	—	—	235	295	—	295
Issue and redemption of other equity instruments	—	1,078	—	6	1,084	(75)	1,009
Other equity instruments coupons paid	—	(804)	—	—	(804)	—	(804)
Increase in treasury shares	—	—	(240)	—	(240)	—	(240)
Vesting of shares under employee share schemes	—	—	241	(410)	(169)	—	(169)
Dividends paid	—	—	—	(512)	(512)	(44)	(556)
Repurchase of shares	(161)	—	161	(1,200)	(1,200)	—	(1,200)
Other reserve movements	—	9	8	(7)	10	(24)	(14)
Balance as at 31 December 2021	4,536	12,259	1,770	50,487	69,052	989	70,041

Balance as at 1 January 2020	4,594	10,871	4,760	44,204	64,429	1,231	65,660
Profit after tax	—	857	—	1,526	2,383	78	2,461
Currency translation movements	—	—	(473)	—	(473)	—	(473)
Fair value through other comprehensive income reserve	—	—	192	—	192	—	192
Cash flow hedges	—	—	573	—	573	—	573
Retirement benefit remeasurements	—	—	—	(111)	(111)	—	(111)
Own credit reserve	—	—	(581)	—	(581)	—	(581)
Other	—	—	—	5	5	—	5
Total comprehensive income for the year	—	857	(289)	1,420	1,988	78	2,066
Employee share schemes and hedging thereof	43	—	—	303	346	—	346
Issue and exchange of other equity instruments	—	311	—	(55)	256	(158)	98
Other equity instruments coupons paid	—	(857)	—	—	(857)	—	(857)
Increase in treasury shares	—	—	(207)	—	(207)	—	(207)
Vesting of shares under employee share schemes	—	—	197	(347)	(150)	—	(150)
Dividends paid	—	—	—	—	—	(79)	(79)
Other reserve movements	—	(10)	—	2	(8)	13	5
Balance as at 31 December 2020	4,637	11,172	4,461	45,527	65,797	1,085	66,882
Notes
a    For further details refer to Note 28.
b    For further details refer to Note 29.
c    2021 financial metrics have been restated to reflect the over-issuance of securities under BBPLC's 2019 F-3. See Restatement of financial statements (Note 1a) on page 228 for further details.

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	219

Consolidated financial statements

	Called up share capital and share premium[a]	Other equity instruments[a]	Other reserves[b]	Retained earnings	Total equity excluding non-controlling interests	Non-controlling interests	Total equity
	£m	£m	£m	£m	£m	£m	£m
Balance as at 1 January 2019	4,311	9,632	5,153	43,460	62,556	1,223	63,779
Profit after tax	—	813	—	2,461	3,274	80	3,354
Currency translation movements	—	—	(544)	—	(544)	—	(544)
Fair value through other comprehensive income reserve	—	—	71	—	71	—	71
Cash flow hedges	—	—	342	—	342	—	342
Retirement benefit remeasurements	—	—	—	(194)	(194)	—	(194)
Own credit reserve	—	—	(252)	—	(252)	—	(252)
Other	—	—	—	16	16	—	16
Total comprehensive income for the year	—	813	(383)	2,283	2,713	80	2,793
Issue of new ordinary shares	182	0	—	0	182	—	182
Employee share schemes and hedges thereof	101	0	—	478	579	—	579
Issue and exchange of other equity instruments	—	1,238	—	(406)	832	—	832
Other equity instruments coupons paid	—	(813)	—	—	(813)	—	(813)
Increase in treasury shares	—	—	(224)	—	(224)	—	(224)
Vesting of shares under employee share schemes	—	—	214	(404)	(190)	—	(190)
Dividends paid	—	—	—	(1,201)	(1,201)	(80)	(1,281)
Other reserve movements	—	1	—	(6)	(5)	8	3
Balance as at 31 December 2019	4,594	10,871	4,760	44,204	64,429	1,231	65,660
Notes
aFor further details refer to Note 28.
bFor further details refer to Note 29.

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	220

Consolidated financial statements
Consolidated cash flow statement

		Restated [a]
		2021	2020	2019
For the year ended 31 December	Notes	£m	£m	£m
Reconciliation of profit before tax to net cash flows from operating activities:
Profit before tax		8,194	3,065	4,357
Adjustment for non-cash items:
Credit impairment (releases)/charges		(653)	4,838	1,912
Depreciation, amortisation and impairment of property, plant, equipment and intangibles		2,076	1,734	1,520
Other provisions, including pensions		468	1,365	2,336
Net loss on disposal of investments and property, plant and equipment		39	47	7
Other non-cash movements including exchange rate movements		3,093	(2,977)	(280)
Changes in operating assets and liabilities
Net decrease/(increase) in cash collateral and settlement balances		4,101	4,321	(6,436)
Net increase in loans and advances at amortised cost		(10,728)	(4,365)	(2,255)
Net decrease/(increase) in reverse repurchase agreements and other similar secured lending		5,804	(5,652)	(1,071)
Net increase in deposits at amortised cost		38,397	65,249	20,949
Net increase/(decrease) in debt securities in issue		18,131	(6,309)	(9,911)
Net increase/(decrease) in repurchase agreements and other similar secured borrowing		14,178	(343)	(4,061)
Net (increase)/decrease in derivative financial instruments		(4,018)	(1,845)	2,863
Net increase in trading portfolio assets		(19,085)	(13,755)	(10,008)
Net increase/(decrease) in trading portfolio liabilities		6,764	10,489	(966)
Net (increase)/decrease in financial assets and liabilities at fair value through the income statement		(15,626)	3,374	4,054
Net (increase)/decrease in other assets		(2,133)	452	(412)
Net increase/(decrease) in other liabilities		1,252	(1,500)	(2,872)
Corporate income tax paid		(1,335)	(683)	(228)
Net cash from operating activities		48,919	57,505	(502)
Purchase of debt securities at amortised cost		(12,500)	(14,671)	(14,729)
Proceeds from sale or redemption of debt securities at amortised cost		3,757	8,480	3,590
Purchase of financial assets at fair value through other comprehensive income		(75,673)	(91,744)	(92,365)
Proceeds from sale or redemption of financial assets at fair value through other comprehensive income		89,342	80,895	81,202
Purchase of property, plant and equipment and intangibles		(1,720)	(1,324)	(1,793)
Proceeds from sale of property, plant and equipment and intangibles		—	—	46
Disposal of subsidiaries and associates, net of cash disposed		1,057	—	—
Other cash flows associated with investing activities		7	(12)	84
Net cash from investing activities		4,270	(18,376)	(23,965)
Dividends paid and other coupon payments on equity instruments		(1,360)	(936)	(1,912)
Issuance of subordinated liabilities	27	1,890	1,438	1,352
Redemption of subordinated liabilities	27	(4,807)	(3,258)	(3,248)
Issue of shares and other equity instruments		1,118	1,165	3,582
Repurchase of shares and other equity instruments		(1,275)	(1,056)	(2,668)
Issuance of debt securities[b]		8,415	5,736	3,994
Redemption of debt securities[b]		(3,475)	—	—
Net purchase of treasury shares		(399)	(357)	(410)
Net cash from financing activities		107	2,732	690
Effect of exchange rates on cash and cash equivalents		(4,232)	1,668	(3,347)
Net increase/(decrease) in cash and cash equivalents		49,064	43,529	(27,124)
Cash and cash equivalents at beginning of year		210,142	166,613	193,737
Cash and cash equivalents at end of year		259,206	210,142	166,613
Cash and cash equivalents comprise:
Cash and balances at central banks		238,574	191,127	150,258
Loans and advances to banks with original maturity less than three months		6,488	5,955	8,021
Cash collateral balances with central banks with original maturity less than three months		13,532	12,204	7,854
Treasury and other eligible bills with original maturity less than three months		612	856	480
Cash and cash equivalents at end of year		259,206	210,142	166,613
Notes
a    2021 financial metrics have been restated to reflect the over-issuance of securities under BBPLC's 2019 F-3. See Restatement of financial statements (Note 1a) on page 228 for further details.
b    Issuance of debt securities and Redemption of debt securities included in financing activities relate to instruments that qualify as eligible liabilities and satisfy regulatory requirements for MREL instruments which came into effect during 2019. Refer to Note 1, paragraph 4(vi), for further details.
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

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	221

Financial statements of Barclays PLC
Parent company accounts

Statement of comprehensive income
		2021	2020	2019
For the year ended 31 December	Notes	£m	£m	£m
Dividends received from subsidiary	42	1,356	763	1,560
Net interest (expense)/income		(161)	(175)	214
Other income	42	659	1,192	1,760
Impairment reversal/(charge) of investment in subsidiary	42	2,573	(2,573)	—
Operating expenses		(160)	(241)	(267)
Profit/(loss) before tax		4,267	(1,034)	3,267
Taxation		76	16	(86)
Profit/(loss) after tax		4,343	(1,018)	3,181
Other comprehensive income		—	—	—
Total comprehensive income/(loss)		4,343	(1,018)	3,181
Profit/(loss) after tax attributable to:
Ordinary equity holders		3,539	(1,875)	2,368
Other equity instrument holders		804	857	813
Profit/(loss) after tax		4,343	(1,018)	3,181
Total comprehensive income/(loss) attributable to:
Ordinary equity holders		3,539	(1,875)	2,368
Other equity instrument holders		804	857	813
Total comprehensive income/(loss)		4,343	(1,018)	3,181
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
The financial statements on pages 222 to 224 and the accompanying note on page 310 to 311, as restated to the effects described in Note 1a, were approved by the Board of Directors on 22 May 2022 and signed on its behalf by:
Nigel Higgins
Group Chairman
C.S.Venkatakrishnan
Group Chief Executive
Anna Cross
Group Finance Director

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	222

Financial statements of Barclays PLC

Statement of changes in equity
		Called up share capital and share premium	Other equity instruments	Other reserves	Retained earnings	Total equity
	Notes	£m	£m	£m	£m	£m
Balance as at 1 January 2021		4,637	11,169	394	38,672	54,872
Profit after tax and other comprehensive income		—	804	—	3,539	4,343
Issue of shares under employee share schemes		60	—	—	29	89
Issue and exchange of other equity instruments		—	1,072	—	—	1,072
Vesting of shares under employee share schemes		—	—	—	(18)	(18)
Dividends paid	11	—	—	—	(512)	(512)
Other equity instruments coupons paid		—	(804)	—	—	(804)
Repurchase of shares		(161)	—	161	(1,200)	(1,200)
Other reserve movements		—	—	—	(5)	(5)
Balance as at 31 December 2021		4,536	12,241	555	40,505	57,837
Balance as at 1 January 2020		4,594	10,865	394	40,614	56,467
Profit/(loss) after tax and other comprehensive income		—	857	—	(1,875)	(1,018)
Issue of new ordinary shares		—	—	—	—	—
Issue of shares under employee share schemes		43	—	—	20	63
Issue and exchange of other equity instruments		—	304	—	(73)	231
Vesting of shares under employee share schemes		—	—	—	(14)	(14)
Dividends paid	11	—	—	—	—	—
Other equity instruments coupons paid		—	(857)	—	—	(857)
Balance as at 31 December 2020		4,637	11,169	394	38,672	54,872

Statement of changes in equity
		Called up share capital and share premium	Other equity instruments	Other reserves	Retained earnings	Total equity
	Notes	£m	£m	£m	£m	£m
Balance as at 1 January 2019		4,311	9,633	394	39,842	54,180
Profit after tax and other comprehensive income		—	813	—	2,368	3,181
Issue of new ordinary shares		182	—	—	—	182
Issue of shares under employee share schemes		101	—	—	20	121
Issue and exchange of other equity instruments		—	1,232	—	(396)	836
Vesting of shares under employee share schemes		—	—	—	(19)	(19)
Dividends paid	11	—	—	—	(1,201)	(1,201)
Other equity instruments coupons paid		—	(813)	—	—	(813)
Balance as at 31 December 2019		4,594	10,865	394	40,614	56,467

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	223

Cash flow statement
	2021	2020[b]	2019[b]
For the year ended 31 December	£m	£m	£m
Reconciliation of profit before tax to net cash flows from operating activities:
Profit/(loss) before tax	4,267	(1,034)	3,267
Adjustment for non-cash items:
Impairment (reversal)/charge of investment in subsidiary	(2,573)	2,573
Other non-cash items	383	528	(582)
Changes in operating assets and liabilities	17	—	87
Net cash generated from operating activities	2,094	2,067	2,772
Net increase in loans and advances to subsidiaries of the Parent[a,b]	(6,118)	(4,732)	(4,464)
Capital contribution to and investment in subsidiary	(1,083)	(393)	(1,187)
Net cash used in investing activities	(7,201)	(5,125)	(5,651)
Issue of shares and other equity instruments	1,114	1,175	3,597
Redemption of other equity instruments	—	(898)	(2,668)
Net increase in debt securities in issue[c]	4,939	3,720	2,588
Proceeds of borrowings and issuance of subordinated debt	1,579	158	1,194
Repurchase of shares	(1,200)	—	—
Dividends paid	(512)	—	(1,019)
Coupons paid on other equity instruments	(804)	(857)	(813)
Net cash generated from financing activities	5,116	3,298	2,879
Net increase in cash and cash equivalents	9	240	—
Cash and cash equivalents at beginning of year	240	—	—
Cash and cash equivalents at end of year	249	240	—

Net cash generated from operating activities includes:
Dividends received	1,356	763	1,560
Net interest (paid)/received	(161)	(175)	214
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

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	224

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

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	225

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

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	226

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
The amendments are effective for annual periods beginning on or after 1 January 2023, and will be applied from that date.

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	227

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
▪Credit impairment charges on page 236
▪Tax on page 240
▪Fair value of financial instruments on page 255
▪Goodwill and intangible assets on page 270
▪Pensions and post-retirement benefits – obligations on page 290
▪Provisions including conduct and legal, competition and regulatory matters on page 274.
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
These disclosures are covered by the Audit opinion (included on pages 214 to 215) where referenced as audited.
1a Restatement of financial statements
Barclays PLC has restated these financial statements to reflect both a provision and a contingent liability disclosure in respect of the impact of an over-issuance of securities in excess of the maximum aggregate offering price registered under BBPLC’s registration statement on Form F-3, as declared effective by the SEC in August 2019 (2019 F-3).
Due to a historic SEC settlement order, at the time the 2019 F-3 was filed, BBPLC had ceased to be a “well-known seasoned issuer” (or WKSI) and had become an “ineligible issuer,” as defined in Rule 405 under the Securities Act of 1933, as amended (Securities Act), thus being required to register upfront a certain amount of securities with the SEC.
In March 2022, BBPLC became aware that it had issued securities in the US in excess of the amount it had registered with the SEC under the 2019 F-3. It has been estimated that the maximum offering price set forth in the 2019 F-3 was exceeded in February 2021, with issuances through to March 2022 exceeding the $20.8bn limit by approximately $15bn. The securities that were issued in this period comprise structured notes and exchange traded notes (ETNs). As such, certain offers and sales of these securities were not made in compliance with the Securities Act, giving rise to rights of rescission for certain purchasers of the securities. Under Section 12(a)(1) of the Securities Act, certain purchasers of unregistered securities have a right to recover, upon the tender of such security, the consideration paid for such security with interest, less the amount of any income received, or damages if the purchaser no longer owns the security (the Rescission Price). As a result, BBPLC has elected to make a rescission offer to eligible purchasers of the relevant affected securities at the Rescission Price.
A proportion of the expected costs associated with the rights of rescission of certain investors are attributable to Barclays PLC’s financial statements for the year ended 31 December 2021. Accordingly, Barclays PLC’s financial statements have been restated. The restatement impacts the consolidated income statement, the consolidated statement of comprehensive income, the consolidated balance sheet, the consolidated statement of changes in equity, and the consolidated cash flow statement for the year ended 31 December 2021. There was no effect on Barclays PLC’s previously reported financial statements for the year ended 31 December 2020 and 2019.
The impact of the restatement is as follows:
•Litigation and conduct charges in the income statement for the year ended 31 December 2021 were under reported by £220m, increasing total operating expenses from a reported £14,439m to £14,659m.
•Provisions on the consolidated balance sheet have increased from a reported £1,688m to £1,908m.
•The taxation charge in the income statement has reduced by £50m from a reported £1,188m to £1,138m with a corresponding decrease in current tax liabilities on the balance sheet from £739m to £689m.
•The overall impact of the restatement has been to reduce reported profit after tax from £7,226m to £7,056m.
•The consolidated financial statements have been restated for the increased provision of £220m and lower tax charge of £50m.
•The contractual maturity profile of financial liabilities designated at fair value has been restated to reflect the impact of the over-issuance of securities.

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	228

Notes to the financial statements
For the year ended 31 December 2021 continued
The table below reflects each of the consolidated financial statement line items that were affected by the restatement:

For the year ended 31 December 2021	As reported	Restatement	As restated
Impact on the consolidated income statement	£m	£m	£m
Litigation and conduct	(177)	(220)	(397)
Operating expenses	(14,439)	(220)	(14,659)
Profit before tax	8,414	(220)	8,194
Taxation	(1,188)	50	(1,138)
Profit after tax	7,226	(170)	7,056

Impact on the consolidated statement of comprehensive income
Profit after tax	7,226	(170)	7,056
Total comprehensive income for the year	5,008	(170)	4,838

Impact on the consolidated balance sheet
Liabilities
Current tax liabilities	(739)	50	(689)
Provisions	(1,688)	(220)	(1,908)
Total liabilities	(1,314,074)	(170)	(1,314,244)
Equity
Retained earnings	50,657	(170)	50,487
Total equity	70,211	(170)	70,041

Impact on the consolidated cash flow statement
Profit before tax	8,414	(220)	8,194
Adjustments for non-cash items:
Other provisions, including provisions	248	220	468
The financial impact of the restatement has been reflected in Notes 2, 8, 9, 10 & 24. Further, Note 26 (Legal, competition and regulatory matters) has also been amended to reflect the over-issuance of securities by BBPLC.
Finally, other non-adjusting post-balance sheet events which have no impact on the restated amounts but have been disclosed include:
•Share buybacks: As announced in Barclays PLC Q1 Results Announcement on Form 6-K, the planned Q122 share buyback has been delayed until no earlier than the filing of this restated document with the SEC. Note 11 has been updated accordingly.
•Absa sale: on 21 April 2022, Barclays sold 63m ordinary shares in Absa Group Limited (7.4% of Absa’s issued share capital) at a price of ZAR164.00 per share, raising aggregate gross sale proceeds of ZAR10.3bn (£516m). The sale is expected to result in an increase of approximately 10 basis points to Barclays' CET1 ratio in the second quarter of 2022 primarily due to reduced capital deductions and RWAs, partially offset by a loss on sale of £42m through the income statement. This update has been reflected in Note 15.
•Legacy Loan Portfolio: Further to a decision by Clydesdale Financial Services Limited (CFS) in March 2022 to extend the proactive remediation of Azure Services Limited (ASL) loans beyond those brokered between April 2014 to April 2016 to include the full portfolio of ASL loans brokered between 2006 and 2018, as at 31 March 2022, a customer remediation provision of £181m has been recognised in relation to the remediation of the ASL Loans originated outside of the April 2014 to April 2016 period. The provision represents the best estimate as at 31 March 2022. CFS continues to review complaints regarding other legacy partner finance loans, however, it is not currently possible to predict the outcome of this review or the financial impact on the Group. This update has been reflected in Note 26.
•Pensions: during 2019 and 2020, the UK Retirement Fund (UKRF), the Group’s main pension scheme, subscribed for non-transferable listed senior fixed rate notes for £1.25bn. As a result of these transactions, the CET1 impact of the UKRF was deferred until 2023, 2024 and 2025 upon maturity of the notes. Following the PRA’s statement on 13 April 2022, Barclays is planning to unwind these transactions and to agree the terms and timing of this unwind with the UKRF Trustee as part of the next triennial actuarial valuation as at 30 September 2022. Upon unwind, this would result in a c30bps reduction to the CET1 ratio potentially being accelerated to the fourth quarter of 2022 from 2023, 2024 and 2025. As at 31 March 2022, the UKRF was in an accounting surplus of £4.4bn on an IAS 19 basis and as at 30 September 2021, it was in a funding surplus of £0.6bn. There may also be a pension related reduction in Pillar 2A requirements in 2022 which could partially mitigate the impact of the unwind on the Group surplus capital position. Note 33 has been updated accordingly.
•Capital contribution: On 29 April 2022, Barclays PLC made a capital contribution of £750m into BBPLC. Such capital contribution has been disclosed as a non-adjusting post-balance sheet event in Note 42.

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	229

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

Analysis of results by business
	Barclays UK	Restated[a] Barclays International	Head Office	Restated[a] Group Results
	£m	£m	£m	£m
For the year ended 31 December 2021
Total income	6,536	15,665	(261)	21,940
Credit impairment releases	365	288	—	653
Net operating income/(expenses)	6,901	15,953	(261)	22,593
Operating costs	(4,357)	(9,076)	(659)	(14,092)
UK bank levy	(36)	(134)	—	(170)
Litigation and conduct	(37)	(345)	(15)	(397)
Total operating expenses	(4,430)	(9,555)	(674)	(14,659)
Other net income[b]	—	40	220	260
Profit/(loss) before tax	2,471	6,438	(715)	8,194
Total assets (£bn)	321.2	1,044.1	19.0	1,384.3
Number of employees (full time equivalent)[c]	7,100	10,400	64,100	81,600
Average number of employees (full time equivalent)				82,900
Notes
a    2021 financial metrics have been restated to reflect the over-issuance of securities under BBPLC's 2019 F-3. See Restatement of financial statements (Note 1a) on page 228 for further details.
b    Other net income represents the share of post-tax results of associates and joint ventures, profit on disposal of subsidiaries, associates and joint ventures, and gains on acquisitions.
c    Barclays UK has transformed its business this year and consolidated all Customer Care employees, who directly serve customers, into Barclays Execution Services, within the Head Office segment, to improve customer service and experience. Costs are recharged, while FTE's are reported within Head Office, as at 31 December 2021 10,700 FTE were impacted by the move from Barclays UK to Head Office, prior years have not been restated.

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	230

Notes to the financial statements
For the year ended 31 December 2021 continued

	Barclays UKb	Barclays International[b]	Head Office	Group results
	£m	£m	£m	£m
For the year ended 31 December 2020
Total income	6,347	15,921	(502)	21,766
Credit impairment charges	(1,467)	(3,280)	(91)	(4,838)
Net operating income/(expenses)	4,880	12,641	(593)	16,928
Operating costs	(4,270)	(8,765)	(399)	(13,434)
UK bank levy	(50)	(240)	(9)	(299)
Litigation and conduct	(32)	(48)	(73)	(153)
Total operating expenses	(4,352)	(9,053)	(481)	(13,886)
Other net income/(expenses)[a]	18	28	(23)	23
Profit/(loss) before tax	546	3,616	(1,097)	3,065
Total assets (£bn)	289.1	1,041.8	18.6	1,349.5
Number of employees (full time equivalent)	21,300	10,800	50,900	83,000
Average number of employees (full time equivalent)				81,800
Notes
a    Other net income/(expenses) represents the share of post-tax results of associates and joint ventures, profit (or loss) on disposal of subsidiaries, associates and joint ventures, and gains on acquisitions.
b    On 1 April 2020, assets of £2.2bn relating to the Barclays Partner Finance business were moved from Barclays International to Barclays UK, with net operating income of £19m and loss before tax of £5m subsequently recognised in Barclays UK for the rest of 2020. The 2019 comparative figures have not been restated.

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

Income by geographic region[a]
	2021	2020	2019
For the year ended 31 December	£m	£m	£m
United Kingdom	11,256	11,211	11,809
Europe	2,372	2,059	1,754
Americas	7,199	7,425	7,064
Africa and Middle East	45	36	59
Asia	1,068	1,035	946
Total	21,940	21,766	21,632
.
Income from individual countries which represent more than 5% of total income[a]
	2021	2020	2019
For the year ended 31 December	£m	£m	£m
United Kingdom	11,256	11,211	11,809
United States	7,048	7,318	6,939
Note
a    The geographical analysis is based on the location of the office where the transactions are recorded.

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	231

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

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	232

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

	2021
	Barclays UK	Barclays International	Head Office	Total
	£m	£m	£m	£m
Fee type
Transactional	871	2,572	—	3,443
Advisory	172	1,096	1	1,269
Brokerage and execution	228	1,135	—	1,363
Underwriting and syndication	—	3,425	—	3,425
Other	74	182	3	259
Total revenue from contracts with customers	1,345	8,410	4	9,759
Other non-contract fee income	—	121	—	121
Fee and commission income	1,345	8,531	4	9,880
Fee and commission expense	(218)	(1,983)	(5)	(2,206)
Net fee and commission income	1,127	6,548	(1)	7,674

	2020
	Barclays UK	Barclays International	Head Office	Total
	£m	£m	£m	£m
Fee type
Transactional	810	2,353	—	3,163
Advisory	159	693	2	854
Brokerage and execution	212	1,173	—	1,385
Underwriting and syndication	—	2,867	—	2,867
Other	71	173	9	253
Total revenue from contracts with customers	1,252	7,259	11	8,522
Other non-contract fee income	—	119	—	119
Fee and commission income	1,252	7,378	11	8,641
Fee and commission expense	(308)	(1,754)	(8)	(2,070)
Net fee and commission income	944	5,624	3	6,571

	2019
	Barclays UK	Barclays International	Head Office	Total
	£m	£m	£m	£m
Fee type
Transactional	1,074	2,809	—	3,883
Advisory	177	903	—	1,080
Brokerage and execution	208	1,131	—	1,339
Underwriting and syndication	—	2,358	—	2,358
Other	92	242	12	346
Total revenue from contracts with customers	1,551	7,443	12	9,006
Other non-contract fee income	—	116	—	116
Fee and commission income	1,551	7,559	12	9,122
Fee and commission expense	(365)	(1,990)	(7)	(2,362)
Net fee and commission income	1,186	5,569	5	6,760

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	233

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

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	234

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

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	235

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

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	236

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

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	237

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

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	238

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

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	239

Notes to the financial statements
For the year ended 31 December 2021 continued
8 Operating expenses

	Restated[a]
	2021	2020	2019
	£m	£m	£m
Infrastructure costs
Property and equipment	1,506	1,556	1,409
Depreciation and amortisation	1,673	1,539	1,487
Lease payments	32	34	41
Impairment of property, equipment and intangible assets	403	194	33
Total infrastructure costs	3,614	3,323	2,970
Administration and general expenses
Consultancy, legal and professional fees	610	567	590
Marketing and advertising	399	330	425
UK bank levy	170	299	226
Other administration and general expenses	958	1,117	1,059
Total administration and general expenses	2,137	2,313	2,300
Staff costs	8,511	8,097	8,315
Provisions for litigation and conduct	397	153	1,849
Operating expenses[b]	14,659	13,886	15,434
Notes
a    2021 financial metrics have been restated to reflect the over-issuance of securities under BBPLC's 2019 F-3. See Restatement of financial statements (Note 1a) on page 228 for further details.
b Operating expenses includes £648m relating to structural cost actions of which £266m pertains to impairment of property taken as part of real estate review.
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

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	240

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

	Restated[a] 2021	2020	2019
	£m	£m	£m
Current tax charge/(credit)
Current year	1,417	1,255	1,037
Adjustments in respect of prior years	317	31	(45)
	1,734	1,286	992
Deferred tax (credit)/charge
Current year	(352)	(830)	86
Adjustments in respect of prior years	(244)	148	(75)
	(596)	(682)	11
Tax charge	1,138	604	1,003
Note
a    2021 financial metrics have been restated to reflect the over-issuance of securities under BBPLC's 2019 F-3. See Restatement of financial statements (Note 1a) on page 228 for further details.

The table below shows the reconciliation between the actual tax charge and the tax charge that would result from applying the standard UK corporation tax rate to the Group’s profit before tax.

	Restated[a] 2021	Restated[a] 2021	2020	2020	2019	2019
	£m	%	£m	%	£m	%
Profit before tax	8,194		3,065		4,357
Tax charge based on the standard UK corporation tax rate of 19% (2020: 19%; 2019: 19% )	1,557	19.0%	582	19.0%	828	19.0%
Impact of profits/losses earned in territories with different statutory rates to the UK (weighted average tax rate is 22.4% (2020: 25.1%; 2019: 24.2% ))	277	3.4%	188	6.1%	227	5.2%

Recurring items:
Non-creditable taxes including withholding taxes	134	1.6%	109	3.5%	150	3.4%
Banking surcharge and other items	83	1.0%	6	0.2%	57	1.3%
Non-deductible expenses	80	1.0%	48	1.6%	45	1.0%
Adjustments in respect of prior years	73	0.9%	179	5.8%	(120)	(2.7%)
Impact of UK bank levy being non-deductible	32	0.4%	57	1.9%	43	1.0%
Impact of Barclays Bank PLC's overseas branches being taxed both locally and in the UK	25	0.3%	25	0.8%	15	0.3%
Tax adjustments in respect of share-based payments	(5)	(0.1%)	26	0.8%	(6)	(0.1%)
Changes in recognition of deferred tax and effect of unrecognised tax losses	(140)	(1.7%)	(123)	(4.0%)	(82)	(1.9%)
Tax relief on payments made under AT1 instruments	(149)	(1.8%)	(165)	(5.4%)	(157)	(3.6%)
Non-taxable gains and income	(367)	(4.5%)	(208)	(6.8%)	(260)	(6.0%)

Non-recurring items:
Remeasurement of UK deferred tax assets due to tax rate changes	(462)	(5.6%)	(118)	(3.8%)	—	—
Non-deductible provisions for UK customer redress	—	—	(7)	(0.2%)	263	6.1%
Non-deductible provisions for investigations and litigation	—	—	5	0.2%	—	—
Total tax charge	1,138	13.9%	604	19.7%	1,003	23.0%
Note
a    2021 financial metrics have been restated to reflect the over-issuance of securities under BBPLC's 2019 F-3. See Restatement of financial statements (Note 1a) on page 228 for further details.

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	241

Notes to the financial statements
For the year ended 31 December 2021 continued
Factors driving the effective tax rate
The effective tax rate of 13.9% is lower than the UK corporation tax rate of 19% primarily due to adjustments for the remeasurement of UK deferred tax assets as a result of the enactment in 2021 of an increase in the UK corporation tax rate to 25% from 1 April 2023, the impact of non-taxable gains and income, tax relief on payments made under AT1 instruments and the use of unrecognised tax losses in the period. These factors, which have each decreased the effective tax rate, are partially offset by profits earned outside the UK being taxed at local statutory tax rates that are higher than the UK tax rate and non-creditable taxes.
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

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	242

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

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	243

Notes to the financial statements
For the year ended 31 December 2021 continued
10 Earnings per share

	Restated[a]
	2021	2020	2019
	£m	£m	£m
Profit attributable to ordinary equity holders of the parent	6,205	1,526	2,461

	2021	2020	2019
	million	million	million
Basic weighted average number of shares in issue	16,985	17,300	17,200
Number of potential ordinary shares	435	368	282
Diluted weighted average number of shares	17,420	17,668	17,482

	Basic earnings per share			Diluted earnings per share
	Restated[a]			Restated[a]
	2021	2020	2019	2021	2020	2019
	p	p	p	p	p	p
Earnings per ordinary share	36.5	8.8	14.3	35.6	8.6	14.1
Note
a    2021 financial metrics have been restated to reflect the over-issuance of securities under BBPLC's 2019 F-3. See Restatement of financial statements (Note 1a) on page 228 for further details.
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
The Directors confirmed their intention to initiate a share buyback of up to £1.0bn after the balance sheet date. The share buyback is expected to commence in the first half of 2022. The financial statements for the year ended 31 December 2021 do not reflect the impact of the proposed share buyback, which will be accounted for as and when shares are repurchased by the Company.
The 2021 financial statements include the 2021 half year dividend of £339m (2020: nil); a full year dividend declared in relation to 2020 of £173m (2020: nil) and two share buybacks, £700m completed in H1 2021 (2020: nil) and £500m completed in H2 2021 (2020: nil) . Dividends and share buybacks are funded out of distributable reserves.

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	244

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
The details on how the fair value amounts are derived for financial assets at fair value are described in Note 17.

	Designated at fair value		Mandatorily at fair value		Total
	2021	2020	2021	2020	2021	2020
	£m	£m	£m	£m	£m	£m
Loans and advances	5,579	5,600	33,088	25,279	38,667	30,879
Debt securities	319	292	1,986	1,401	2,305	1,693
Equity securities	—	—	5,875	4,620	5,875	4,620
Reverse repurchase agreements and other similar secured lending	—	19	145,014	137,597	145,014	137,616
Other financial assets	—	—	111	343	111	343
Financial assets at fair value through the income statement	5,898	5,911	186,074	169,240	191,972	175,151

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	245

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

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	246

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
Further information on netting arrangements of derivative financial instruments can be found within Note 18.

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	247

Notes to the financial statements
For the year ended 31 December 2021 continued
The fair values and notional amounts of derivative instruments held for trading and held for risk management are set out in the following table:

Derivatives held for trading and held for risk management
	2021			2020
	Notional contract amount	Fair value		Notional contract amount	Fair value
		Assets	Liabilities		Assets	Liabilities
	£m	£m	£m	£m	£m	£m
Derivatives held for trading
Foreign exchange derivatives
OTC derivatives	5,705,108	75,959	(74,226)	5,461,057	84,401	(84,043)
Derivatives cleared by central counterparty	99,664	171	(208)	78,946	335	(335)
Exchange traded derivatives	20,084	10	(3)	14,034	3	(3)
Foreign exchange derivatives	5,824,856	76,140	(74,437)	5,554,037	84,739	(84,381)
Interest rate derivatives
OTC derivatives	14,216,846	123,819	(113,051)	13,547,990	170,808	(161,157)
Derivatives cleared by central counterparty	19,398,748	1,122	(845)	18,737,415	965	(885)
Exchange traded derivatives	5,200,838	905	(907)	2,971,966	371	(360)
Interest rate derivatives	38,816,432	125,846	(114,803)	35,257,371	172,144	(162,402)
Credit derivatives
OTC derivatives	606,504	4,007	(4,752)	384,900	3,674	(3,909)
Derivatives cleared by central counterparty	665,600	1,675	(1,809)	462,945	931	(1,095)
Credit derivatives	1,272,104	5,682	(6,561)	847,845	4,605	(5,004)
Equity and stock index derivatives
OTC derivatives	278,683	18,822	(24,468)	466,151	18,807	(26,094)
Exchange traded derivatives	1,469,078	32,901	(33,174)	927,114	20,165	(20,521)
Equity and stock index derivatives	1,747,761	51,723	(57,642)	1,393,265	38,972	(46,615)
Commodity derivatives
OTC derivatives	4,670	56	(107)	4,244	89	(110)
Exchange traded derivatives	146,951	2,231	(2,197)	113,209	1,331	(1,283)
Commodity derivatives	151,621	2,287	(2,304)	117,453	1,420	(1,393)
Derivative assets/(liabilities) held for trading	47,812,774	261,678	(255,747)	43,169,971	301,880	(299,795)

Total OTC derivatives	20,811,811	222,663	(216,604)	19,864,342	277,779	(275,313)
Total derivatives cleared by central counterparty	20,164,012	2,968	(2,862)	19,279,306	2,231	(2,315)
Total exchange traded derivatives	6,836,951	36,047	(36,281)	4,026,323	21,870	(22,167)
Derivative assets/(liabilities) held for trading	47,812,774	261,678	(255,747)	43,169,971	301,880	(299,795)

Derivatives held for risk management
Derivatives designated as cash flow hedges
OTC foreign exchange derivatives	7,592	798	—	6,596	351	—
OTC interest rate derivatives	788	—	(3)	2,433	35	—
Interest rate derivatives cleared by central counterparty	105,933	—	—	65,408	—	—
Derivatives designated as cash flow hedges	114,313	798	(3)	74,437	386	—
Derivatives designated as fair value hedges
OTC interest rate derivatives	8,480	59	(1,118)	11,116	155	(980)
Interest rate derivatives cleared by central counterparty	94,335	—	(11)	103,440	—	—
Derivatives designated as fair value hedges	102,815	59	(1,129)	114,556	155	(980)
Derivatives designated as hedges of net investments
OTC foreign exchange derivatives	2,423	37	(4)	791	25	—
Derivatives designated as hedges of net investments	2,423	37	(4)	791	25	—
Derivative assets/(liabilities) held for risk management	219,551	894	(1,136)	189,784	566	(980)

Total OTC derivatives	19,283	894	(1,125)	20,936	566	(980)
Total derivatives cleared by central counterparty	200,268	—	(11)	168,848	—	—
Derivative assets/(liabilities) held for risk management	219,551	894	(1,136)	189,784	566	(980)

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	248

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

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	249

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

Hedged items in fair value hedges
		Accumulated fair value adjustment included in carrying amount
Hedged item statement of financial position classification and risk category	Carrying amount	Total	Of which: Accumulated fair value adjustment on items no longer in a hedge relationship	Change in fair value used as a basis to determine ineffectiveness	Hedge ineffectiveness recognised in the income statements[a]
	£m	£m	£m	£m	£m
2021
Assets
Loans and advances at amortised cost
- Interest rate risk	8,512	671	(642)	(1,643)	33
- Inflation risk	556	354	—	9	—
Debt securities classified at amortised cost
- Interest rate risk	1,378	(39)	—	(75)	(18)
- Inflation risk	4,087	400	—	(16)	(1)
Financial assets at fair value through other comprehensive income
- Interest rate risk	31,485	(258)	32	(1,436)	39
- Inflation risk	9,066	470	(32)	161	13
Total assets	55,084	1,598	(642)	(3,000)	66
Liabilities
Debt securities in issue
- Interest rate risk	(48,251)	(1,084)	86	1,606	(48)
Total liabilities	(48,251)	(1,084)	86	1,606	(48)
Total hedged items	6,833	514	(556)	(1,394)	18

2020
Assets
Loans and advances at amortised cost
- Interest rate risk	9,858	2,289	(638)	1,583	111
- Inflation risk	545	345	—	25	3
Debt securities classified at amortised cost
- Interest rate risk	1,440	23	—	18	(7)
- Inflation risk	4,071	(43)	—	453	3
Financial assets at fair value through other comprehensive income
- Interest rate risk	41,544	1,284	351	825	(13)
- Inflation risk	10,821	367	(9)	307	1
Total assets	68,279	4,265	(296)	3,211	98
Liabilities
Debt securities in issue
- Interest rate risk	(50,438)	(2,859)	(24)	(1,466)	(56)
Total liabilities	(50,438)	(2,859)	(24)	(1,466)	(56)
Total hedged items	17,841	1,406	(320)	1,745	42
Note
a    Hedge ineffectiveness is recognised in net interest income.

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	250

Notes to the financial statements
For the year ended 31 December 2021 continued
For items classified as fair value through other comprehensive income, the hedge accounting adjustment is not included in the carrying amount, but rather adjusts other comprehensive income.
The following table shows the fair value hedging instruments which are carried on the Group’s balance sheet:

		Carrying value			Nominal amount	Change in fair value used as a basis to determine ineffectiveness	Nominal amount directly impacted by IBOR reform
		Derivative assets	Derivative liabilities	Loan liabilities
Hedge type	Risk category	£m	£m	£m	£m	£m	£m
As at 31 December 2021
Fair value	Interest rate risk	54	(11)	—	92,447	1,554	15,577
	Inflation risk	5	(1,118)	—	10,368	(142)	1,624
	Total	59	(1,129)	—	102,815	1,412	17,201

As at 31 December 2020
Fair value	Interest rate risk	120	(166)	—	103,623	(925)	30,072
	Inflation risk	35	(815)	—	10,933	(778)	1,487
	Total	155	(980)	—	114,556	(1,703)	31,559
The following table profiles the expected notional values of current hedging instruments in future years:

	2021	2022	2023	2024	2025	2026	2027 and later
As at 31 December	£m	£m	£m	£m	£m	£m	£m
Fair value hedges of:
Interest rate risk (outstanding notional amount)	92,447	87,025	79,475	67,206	55,080	44,801	37,652
Inflation risk (outstanding notional amount)	10,368	9,874	8,999	6,503	5,445	3,472	1,159

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	251

Notes to the financial statements
For the year ended 31 December 2021 continued
There are 1,782 (2020: 1,906) interest rate risk fair value hedges with an average fixed rate of 1.88% (2020: 1.87%) across the relationships and 96 (2020: 104) inflation risk fair value hedges with an average rate of 0.51% (2020: 0.63%) across the relationships.

Hedged items in cash flow hedges and hedges of net investments in foreign operations
Description of hedge relationship and hedged risk	Change in value of hedged item used as the basis for recognising ineffectiveness	Balance in cash flow hedging reserve for continuing hedges	Balance in currency translation reserve for continuing hedges	Balances remaining in cash flow hedging reserve for which hedge accounting is no longer applied	Balances remaining in currency translation reserve for which hedge accounting is no longer applied	Hedging gains or losses recognised in other comprehensive income	Hedge ineffectiveness recognised in the income statement[a]
	£m	£m	£m	£m	£m	£m	£m
2021
Cash flow hedge of:
Interest rate risk
Loans and advances at amortised cost	2,465	1,536	—	(492)	—	2,465	(347)
Foreign exchange risk
Loans and advances at amortised cost	(88)	(16)	—	—	—	(88)	1
Debt securities classified at amortised cost	(356)	123	—	—	—	(356)	1
Inflation risk
Debt securities classified at amortised cost	252	204	—	(12)	—	252	(22)
Total cash flow hedge	2,273	1,847	—	(504)	—	2,273	(367)
Hedge of net investment in foreign operations
USD foreign operations	138	—	943	—	—	138	—
EUR foreign operations	(117)	—	100	—	—	(117)	—
Other foreign operations	(3)	—	44	—	186	(3)	—
Total foreign operations	18	—	1,087	—	186	18	—

2020
Cash flow hedge of:
Interest rate risk
Loans and advances at amortised cost	(1,124)	(598)	—	(1,370)	—	(1,124)	27
Foreign exchange risk
Loans and advances at amortised cost	(70)	(15)	—	—	—	(70)	—
Debt securities classified at amortised cost	(278)	(65)	—	—	—	(278)	—
Inflation risk
Debt securities classified at amortised cost	(41)	(65)	—	—	—	(41)	1
Total cash flow hedge	(1,513)	(743)	—	(1,370)	—	(1,513)	28
Hedge of net investment in foreign operations
USD foreign operations	(240)	—	857	—	—	(240)	—
EUR foreign operations	(17)	—	(2)	—	—	(17)	—
Other foreign operations	(9)	—	47	—	186	(9)	—
Total foreign operations	(266)	—	902	—	186	(266)	—
Note
a    Hedge ineffectiveness is recognised in net interest income.

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	252

Notes to the financial statements
For the year ended 31 December 2021 continued
The following table shows the cash flow and net investment hedging instruments which are carried on the Group’s balance sheet:

		Carrying value			Nominal amount	Change in fair value used as a basis to determine ineffectiveness	Nominal amount directly impacted by IBOR reform
		Derivative assets	Derivative liabilities	Loan liabilities
Hedge type	Risk category	£m	£m	£m	£m	£m	£m
As at 31 December 2021
Cash flow	Interest rate risk	—	—	—	102,629	(2,812)	8,397
	Foreign exchange risk	798	—	—	7,592	446	—
	Inflation risk	—	(3)	—	4,092	(274)	—
	Total	798	(3)	—	114,313	(2,640)	8,397
Net investment	Foreign exchange risk	37	(4)	(11,212)	13,635	(239)	—

As at 31 December 2020
Cash flow	Interest rate risk	33	—	—	65,042	1,151	18,195
	Foreign exchange risk	351	—	—	6,596	348	—
	Inflation risk	2	—	—	2,799	42	—
	Total	386	—	—	74,437	1,541	18,195
Net investment	Foreign exchange risk	25	—	(8,660)	9,451	265	—
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

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	253

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
On 21 April 2022, Barclays sold 63m ordinary shares in Absa Group Limited (7.4% of Absa’s issued share capital) at a price of ZAR164.0 per share, raising aggregate gross sale proceeds of ZAR10.3bn (£516ma). The sale is expected to result in an increase of approximately 10 basis points to Barclays' CET1 ratio in the second quarter of 2022 primarily due to reduced capital deductions and RWAs, partially offset by a loss on sale of £42m through the income statement.
Note
a    Exchange rate GBP/ZAR 20.04 as of 21 April 2022.

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
The details on how the fair value amounts are arrived at for financial liabilities designated at fair value are described in Note 17.

	2021		2020
	Fair value	Contractual amount due on maturity	Fair value	Contractual amount due on maturity
	£m	£m	£m	£m
Debt securities	53,647	61,946	50,437	57,650
Deposits	29,246	29,673	21,706	22,107
Repurchase agreements and other similar secured borrowing	168,060	168,129	177,371	177,389
Other financial liabilities	7	7	251	251
Financial liabilities designated at fair value	250,960	259,755	249,765	257,397
The cumulative own credit net loss recognised is £960m (2020: £954m loss).

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	254

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
The sensitivity of valuations used in the financial statements to possible changes in significant unobservable inputs is shown on page 262.
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

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	255

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

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	256

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

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	257

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

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	258

Notes to the financial statements
For the year ended 31 December 2021 continued

Analysis of movements in Level 3 assets and liabilities
	As at 1 January 2021					Total gains and (losses) in the period recognised in the income statement		Total gains or (losses) recognised in OCI	Transfers		As at 31 December 2021
		Purchases	Sales	Issues	Settlements	Trading income	Other income		In	Out
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Corporate debt	151	310	(123)	—	(12)	38	—	—	41	(16)	389
Non-asset backed loans	709	1,580	(1,409)	—	(85)	(1)	—	—	45	(81)	758
Asset backed securities	686	209	(370)	—	—	(69)	—	—	114	(116)	454
Equity cash products	214	45	(53)	—	4	23	—	—	80	(10)	303
Other	103	117	(2)	—	(61)	(3)	—	—	248	(25)	377
Trading portfolio assets	1,863	2,261	(1,957)	—	(154)	(12)	—	—	528	(248)	2,281

Non-asset backed loans	5,580	1,380	(306)	—	(748)	(181)	(174)	—	113	(17)	5,647
Equity cash products	326	3	(247)	—	—	—	7	—	1	—	90
Private equity investments	874	166	(24)	—	(9)	—	163	—	35	(110)	1,095
Other	1,726	11,253	(9,983)	—	(185)	2	20	—	48	(1)	2,880
Financial assets at fair value through the income statement	8,506	12,802	(10,560)	—	(942)	(179)	16	—	197	(128)	9,712

Non-asset backed loans	106	—	—	—	—	—	—	—	—	(106)	0
Asset backed securities	47	—	—	—	(7)	—	—	(2)	—	—	38
Financial assets at fair value through other comprehensive income	153	—	—	—	(7)	—	—	(2)	—	(106)	38

Investment property	10	—	(2)	—	—	—	(1)	—	—	—	7

Trading portfolio liabilities	(28)	(5)	23	—	—	(6)	—	—	(12)	1	(27)

Financial liabilities designated at fair value	(355)	(4)	—	(101)	66	21	(1)	—	(68)	32	(410)

Interest rate derivatives	(2)	20	—	—	105	(255)	—	—	90	(218)	(260)
Foreign exchange derivatives	1	—	—	—	40	(2)	—	—	10	(47)	2
Credit derivatives	(155)	(239)	9	—	(45)	34	—	—	10	—	(386)
Equity derivatives	(1,614)	90	(1)	—	(15)	(4)	—	—	(3)	142	(1,405)
Net derivative financial instruments[a]	(1,770)	(129)	8	—	85	(227)	—	—	107	(123)	(2,049)

Total	8,379	14,925	(12,488)	(101)	(952)	(403)	14	(2)	752	(572)	9,552
Note
a    The derivative financial instruments are represented on a net basis. On a gross basis, derivative financial assets are £4,010m (2020: £4,469m) and derivative financial liabilities are £6,059m (2020: £6,239m).

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	259

Notes to the financial statements
For the year ended 31 December 2021 continued

Analysis of movements in Level 3 assets and liabilities
	As at 1 January 2020					Total gains and (losses) in the period recognised in the income statement		Total gains or (losses) recognised in OCI	Transfers		As at 31 December 2020
		Purchases	Sales	Issues	Settlements	Trading income	Other income		In	Out
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Corporate debt	120	77	(6)	—	—	(35)	—	—	12	(17)	151
Non-asset backed loans	974	1,955	(2,182)	—	(12)	(10)	—	—	39	(55)	709
Asset backed securities	656	458	(428)	—	(40)	(25)	—	—	90	(25)	686
Equity cash products	392	5	(149)	—	—	(41)	—	—	11	(4)	214
Other	122	—	—	—	—	(21)	—	—	2	—	103
Trading portfolio assets	2,264	2,495	(2,765)	—	(52)	(132)	—	—	154	(101)	1,863

Non-asset backed loans	5,494	1,102	(283)	—	(706)	426	—	—	—	(453)	5,580
Equity cash products	835	15	(404)	—	—	(93)	(36)	—	9	—	326
Private equity investments	900	84	(54)	—	(3)	—	(56)	—	15	(12)	874
Other	1,271	3,718	(3,606)	—	(32)	32	(43)	—	386	—	1,726
Financial assets at fair value through the income statement	8,500	4,919	(4,347)	—	(741)	365	(135)	—	410	(465)	8,506

Non-asset backed loans	343	—	—	—	(237)	—	—	—	—	—	106
Asset backed securities	86	—	(35)	—	—	—	—	(4)	—	—	47
Financial assets at fair value through other comprehensive income	429	—	(35)	—	(237)	—	—	(4)	—	—	153

Investment property	13	—	(2)	—	—	—	(1)	—	—	—	10

Trading portfolio liabilities	—	(27)	—	—	—	(1)	—	—	—	—	(28)

Financial liabilities designated at fair value	(362)	—	3	(21)	1	20	4	—	(38)	38	(355)

Interest rate derivatives	(206)	17	(12)	—	85	109	—	—	(18)	23	(2)
Foreign exchange derivatives	(7)	—	—	—	21	(16)	—	—	(19)	22	1
Credit derivatives	198	(125)	24	—	(371)	24	—	—	(21)	116	(155)
Equity derivatives	(819)	(699)	(43)	—	105	(101)	—	—	(13)	(44)	(1,614)
Net derivative financial instruments	(834)	(807)	(31)	—	(160)	16	—	—	(71)	117	(1,770)

Total	10,010	6,580	(7,177)	(21)	(1,189)	268	(132)	(4)	455	(411)	8,379
Unrealised gains and losses on Level 3 financial assets and liabilities
The following table discloses the unrealised gains and losses recognised in the year arising on Level 3 financial assets and liabilities held at year end.

Unrealised gains and losses recognised during the period on Level 3 assets and liabilities held at year end
	2021				2020
	Income statement		Other compre- hensive income	Total	Income statement		Other compre- hensive income	Total
	Trading income	Other income			Trading income	Other income
As at 31 December	£m	£m	£m	£m	£m	£m	£m	£m
Trading portfolio assets	(67)	—	—	(67)	(114)	—	—	(114)
Financial assets at fair value through the income statement	(176)	154	—	(22)	399	(89)	—	310
Fair value through other comprehensive income	—	—	—	—	—	—	(1)	(1)
Investment property	—	—	—	—	—	(1)	—	(1)
Trading portfolio liabilities	(5)	—	—	(5)	—	—	—	—
Financial liabilities designated at fair value	16	(1)	—	15	20	(1)	—	19
Net derivative financial instruments	(196)	—	—	(196)	(91)	—	—	(91)
Total	(428)	153	—	(275)	214	(91)	(1)	122

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	260

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

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	261

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

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	262

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

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	263

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

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	264

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

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	265

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

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	266

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

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	267

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
The Group does not have any material operating leases as a lessor.

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	268

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
In 2021, the Group recorded a gain on sale relating to a sale and leaseback transaction of the Monaco branch premises of £33m.
The Group does not have any restrictions or covenants imposed by the lessor on its property leases which restrict its businesses.

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	269

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

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	270

Notes to the financial statements
For the year ended 31 December 2021 continued

		Intangible assets
	Goodwill	Internally generated software	Other software	Customer lists	Licences and other	Total
	£m	£m	£m	£m	£m	£m
2021
Cost
As at 1 January 2021	4,716	7,247	639	1,419	490	14,511
Additions and disposals	—	(52)	(9)	(5)	404	338
Exchange and other movements	2	(15)	(4)	17	14	14
As at 31 December 2021	4,718	7,180	626	1,431	908	14,863
Accumulated amortisation and impairment
As at 1 January 2021	(825)	(3,779)	(328)	(1,252)	(379)	(6,563)
Disposals	—	894	15	5	3	917
Amortisation charge	—	(867)	(51)	(36)	(44)	(998)
Impairment charge	—	(127)	—	—	—	(127)
Exchange and other movements	—	(5)	—	(17)	(9)	(31)
As at 31 December 2021	(825)	(3,884)	(364)	(1,300)	(429)	(6,802)
Net book value	3,893	3,296	262	131	479	8,061
2020
Cost
As at 1 January 2020	4,760	6,643	505	1,465	489	13,862
Additions and disposals	(37)	646	131	—	22	762
Exchange and other movements	(7)	(42)	3	(46)	(21)	(113)
As at 31 December 2020	4,716	7,247	639	1,419	490	14,511
Accumulated amortisation and impairment
As at 1 January 2020	(861)	(2,989)	(279)	(1,250)	(364)	(5,743)
Disposals	37	97	10	—	3	147
Amortisation charge	—	(771)	(51)	(43)	(33)	(898)
Impairment charge	—	(147)	(6)	—	—	(153)
Exchange and other movements	(1)	31	(2)	41	15	84
As at 31 December 2020	(825)	(3,779)	(328)	(1,252)	(379)	(6,563)
Net book value	3,891	3,468	311	167	111	7,948

Goodwill
Goodwill and Intangible assets are allocated to business operations according to business segments as follows:

	2021			2020
	Goodwill	Intangibles	Total	Goodwill	Intangibles	Total
	£m	£m	£m	£m	£m	£m
Barclays UK	3,560	1,233	4,793	3,560	1,618	5,178
Barclays International	291	2,930	3,221	289	2,435	2,724
Head Office	42	5	47	42	4	46
Total	3,893	4,168	8,061	3,891	4,057	7,948

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	271

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

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	272

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
The sensitivity of the value in use to key judgements in the calculations is set out below:

Cash generating unit	Carrying value	Value in use	Value in use exceeding carrying value	Discount rate	Terminal growth rate	Reduction in headroom				Change required to reduce headroom to zero
						100 bps increase in the discount rate	100 bps decrease in terminal growth rate	50 bps increase to allocated capital rate	10% reduction in forecasted cash flows	Discount rate	Terminal growth rate	Allocated capital rate	Cashflows
	£m	£m	£m	%	%	£m	£m	£m	£m	%	%	%	%
Personal Banking	8,943	10,432	1,489	14.2	2.0	(946)	(655)	(291)	(1,219)	1.7	(2.6)	2.6	(12.2)
Cards and Payments	4,492	5,517	1,025	14.7	2.0	(597)	(433)	(227)	(774)	1.8	(2.7)	2.3	(13.3)
Total	13,435	15,949	2,514

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	273

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

Restated			Undrawn contractually committed facilities and guarantees[a]		Legal, competition and regulatory matters	Sundry provisions	Total[b]
	Onerous contracts	Redundancy and restructuring		Customer redress[b]
	£m	£m	£m	£m	£m	£m	£m
As at 1 January 2021	28	158	1,064	497	268	289	2,304
Additions	6	316	124	408	72	198	1,124
Amounts utilised	(11)	(82)	—	(318)	(62)	(140)	(613)
Unused amounts reversed	(18)	(25)	(638)	(54)	(44)	(101)	(880)
Exchange and other movements	—	(41)	(8)	(3)	(8)	33	(27)
As at 31 December 2021[b]	5	326	542	530	226	279	1,908
Note
a    Undrawn contractually committed facilities and guarantees provisions are accounted for under IFRS 9.
b    2021 financial metrics have been restated to reflect the over-issuance of securities under BBPLC's 2019 F-3. See Restatement of financial statements (Note 1a) on page 228 for further details.
Provisions expected to be recovered or settled within no more than 12 months after 31 December 2021 were £1,754m (2020: £1,751m).

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	274

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
Customer redress
Customer redress provisions comprise the estimated cost of making redress payments to customers, clients and counterparties for losses or damages associated with inappropriate judgement in the execution of the Group’s business activities. Provisions for other customer redress include £220m (2020; nil) in respect of the c.$13bn over-issuance of structured notes which represents the best estimate as at 31 December 2021 of the rescission right investors had for these securities. See Restatement of financial statements (Note 1a) on page 228 for further details and Legal, competition and regulatory matters (Note 26) for further details on provision dependencies and sensitivity.
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

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	275

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

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	276

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

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	277

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
These repurchase actions are ongoing. In one repurchase action, the New York Court of Appeals held that claims related to certain R&Ws are time-barred. Barclays Bank PLC has reached settlements to resolve two of the repurchase actions, subject to final court approval. Final court approval has been granted in relation to one of those matters and payment will be completed in the first quarter of 2022. The other matter is scheduled for a hearing in 2022 to seek approval of the settlement. The financial impact of the settlement is not expected to be material to the Group’s operating results, cash flows or financial position. The remaining two repurchase actions are pending.
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

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	278

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
Timeshare loans, skilled person review, and associated matters
In August 2020, the FCA granted an application by Clydesdale Financial Services Limited (CFS), which trades as Barclays Partner Finance and houses Barclays’ point-of-sale finance business, for a validation order with respect to certain loans to customers brokered between April 2014 and April 2016 by Azure Services Limited (ASL), a timeshare operator, which did not, at the point of sale, hold the necessary broker licence. As a condition to the validation order, the FCA required CFS to undertake a skilled person review of the assessment of affordability processes for the loans brokered by ASL (ASL Loans) as well as CFS’ policies and procedures for assessing affordability and oversight of brokers more generally, and dictated a remediation methodology in the event that ASL Loans did not pass the affordability test. CFS has voluntarily agreed to remediate the ASL Loans, which is expected to amount to £37.4m, in accordance with the FCA’s methodology and the remediation exercise is at an advanced stage. The remaining scope of the skilled person review is complete. The skilled person made a number of observations, some of which were adverse, about both current and historic affordability practices as well as current oversight practices. CFS is not required to conduct a full back book review but, following a review of certain cohorts of loans to determine historic affordability and/or broker oversight practices that may have caused customer harm, where harm is identified, CFS’ intention is to remediate. Separately, and notwithstanding this, CFS decided in March 2022 to extend the proactive remediation of ASL Loans beyond those brokered between April 2014 to April 2016 to include the full portfolio of ASL Loans brokered between 2006 and 2018. As at 31 March 2022, a customer remediation provision of £181m has been recognised in relation to the remediation of the ASL Loans originated outside the April 2014 to April 2016 period.
CFS continues to review complaints about other legacy partner finance loans, however, it is not currently possible to predict the outcome of this review or the financial impact on the Group.
Over-issuance of securities in the US
Barclays Bank PLC maintains a US shelf registration statement with the Securities and Exchange Commission (SEC) in order to issue securities to US investors. The current shelf registration statement was declared effective by the SEC and was valid for three years from 1 August 2019. At the time this shelf registration statement was filed, Barclays Bank PLC was not eligible to be a “well-known seasoned issuer” (or WKSI) due to an historic SEC settlement order and was required to pre-register a set amount of securities to be issued under the US shelf with the SEC.
On 10 March 2022, executive management became aware that Barclays Bank PLC had issued securities in excess of the set amount. It has been estimated that the Barclays Bank PLC US shelf limit was exceeded in February 2021, with issuances through to 10 March 2022 exceeding the $20.8bn limit by c.$15bn. The securities that have been over issued in this period comprise structured notes and exchange traded notes (ETNs). Securities issued in excess of the limit are considered to be “unregistered securities” for the purposes of US securities law with certain purchasers of those securities having the right to require Barclays Bank PLC to repurchase those securities at their original purchase price with compensatory interest and the potential for certain purchasers to bring civil claims and the SEC and other regulators to take enforcement actions against Barclays Bank PLC.
The Group has recognised a provision of £220m as at 31 December 2021 in relation to the c.$13bn over-issuance of structured notes which represents the best estimate of the rescission right investors have for these securities. The potential amount of the provision ultimately required is determined by (among other things) the market value of the structured notes subject to any rescission offer, participation rates in the rescission offer, prevailing interest rates and movements in foreign exchange rates. The majority of the structured notes subject to rescission provides an equity linked return to investors. As such, the value of these notes is highly sensitive to movements in the price of individual securities and range of indices. As at 31 March 2022, the estimated provision had increased to £540m, with the incremental £320m to be recognised in the 2022 financial statements. The increase in provision post year-end predominantly reflected a reduction in the market value of structured notes. For example, using the S&P 500 index as a benchmark proxy for how the portfolio of securities subject to rescission respond to equity market price movements implies a sensitivity of a c.£300m

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	279

Notes to the financial statements
For the year ended 31 December 2021 continued
increase in the provision for a 5% reduction in the index. The provision calculation is non-linear and the sensitivity to a 5% change in the S&P 500 index is an indicative impact using information available as at 31 March 2022. The US equity markets have been volatile during H1 2022 with significant reductions in the value of US equity indices such as the S&P 500 from the year end 2021 levels. The sensitivity to a 5% change in the S&P index does not include the impact of market hedges that have been entered into subsequent to the year-end and were initiated from the end of Q1 2022, to reduce the net volatility to the income statement. When determining these market hedges, consideration was given to changes in the rescission costs which would arise from volatility in the market along with the positioning of the Markets business.
The hedging arrangements may be modified, may not hedge all of the risks associated in the structured note population (in existing or modified form), may expire prior to the end of the Rescission Offer and do not cover any other losses arising out of potential private civil claims or enforcement actions. Any of the foregoing could result in material additional losses for the Group.
A contingent liability exists in relation to the c.$2bn over-issuance of ETNs due to evidentiary challenges and the high level of trading in the securities. A contingent liability also exists in relation to any potential civil claims or enforcement actions taken against Barclays Bank PLC, but Barclays Bank PLC is unable to assess the likelihood of liabilities that may arise out of such claims or actions, there is currently no indication of the timetable for resolution and it is not practicable to provide an estimate of the financial effects. Any liabilities, claims or actions in connection with the over-issuance of securities under the US shelf could have an adverse effect on Barclays Bank PLC’s and the Group’s business, financial condition, results of operations and reputation as a frequent issuer in the securities markets.
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

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	280

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
Subordinated liabilities include accrued interest and comprise undated and dated subordinated liabilities as follows:

	2021	2020
	£m	£m
Undated subordinated liabilities	355	308
Dated subordinated liabilities	12,404	16,033
Total subordinated liabilities	12,759	16,341
None of the Group’s subordinated liabilities are secured other than the £67m Undated Subordinated Loan Notes (secured).

Undated subordinated liabilities[a]
		2021	2020
	Initial call date	£m	£m
Barclays Bank PLC issued
Tier One Notes (TONs)
6% Callable Perpetual Core Tier One Notes	2032	15	17
6.86% Callable Perpetual Core Tier One Notes (USD 179m)	2032	194	205
Reserve Capital Instruments (RCIs)
5.3304% Step-up Callable Perpetual Reserve Capital Instruments	2036	51	56
Undated Notes
Junior Undated Floating Rate Notes (USD 38m)	Any interest payment date	28	28
Barclays securitisation SPV issued
Undated Subordinated Loan Notes (secured)
Undated Subordinated Loan Notes (secured) (GBP 67m)	At any time	67	—
Total undated subordinated liabilities		355	308
Note
a    Instrument values are disclosed to the nearest million.

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	281

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

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	282

Notes to the financial statements
For the year ended 31 December 2021 continued

Dated subordinated liabilities[a]
			2021	2020
	Initial call date	Maturity date	£m	£m
Barclays PLC issued
2% Fixed Rate Subordinated Callable Notes (EUR 1,500m)	2023	2028	1,283	1,384
4.375% Fixed Rate Subordinated Notes (USD 1,250m)		2024	974	990
3.75% Fixed Rate Resetting Subordinated Callable Notes (GBP 500m)	2025	2030	483	504
3.75% Fixed Rate Resetting Subordinated Callable Notes (SGD 200m)	2025	2030	113	119
5.20% Fixed Rate Subordinated Notes (USD 2,050m)		2026	1,564	1,610
1.125% Fixed Rate Resetting Subordinated Callable Notes (EUR 1,000m)	2026	2031	833	—
4.836% Fixed Rate Subordinated Callable Notes (USD 2,000m)	2027	2028	1,564	1,627
5.088% Fixed-to-Floating Rate Subordinated Callable Notes (USD 1,500m)	2029	2030	1,162	1,213
3.564% Fixed Rate Resetting Subordinated Callable Notes (USD 1,000m)	2030	2035	696	703
3.811% Fixed Rate Resetting Subordinated Callable Notes (USD 1,000m)	2041	2042	782	—
Barclays Bank PLC issued
6% Fixed Rate Subordinated Notes (EUR 1,500m)		2021	—	1,427
9.5% Subordinated Bonds (ex-Woolwich Plc)		2021	—	221
Subordinated Floating Rate Notes (EUR 100m)		2021	—	90
10% Fixed Rate Subordinated Notes		2021	—	2,108
10.179% Fixed Rate Subordinated Notes (USD 1,521m)		2021	—	1,101
Subordinated Floating Rate Notes (EUR 50m)		2022	42	45
6.625% Fixed Rate Subordinated Notes (EUR 1,000m)		2022	889	982
7.625% Contingent Capital Notes (USD 3,000m)		2022	1,133	1,132
Subordinated Floating Rate Notes (EUR 50m)		2023	42	45
5.75% Fixed Rate Subordinated Notes		2026	322	351
5.4% Reverse Dual Currency Subordinated Loan (JPY 15,000m)		2027	97	108
6.33% Subordinated Notes		2032	59	64
Subordinated Floating Rate Notes (EUR 68m)		2040	57	61
External issuances by other subsidiaries		2026	311	146
Total dated subordinated liabilities			12,404	16,033
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

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	283

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

AT1 equity instruments
		2021	2020
	Initial call date	£m	£m
AT1 equity instruments - Barclays PLC
7.875% Perpetual Subordinated Contingent Convertible Securities[a]	2022	995	986
7.875% Perpetual Subordinated Contingent Convertible Securities (USD 1,500m)	2022	1,131	1,131
7.25% Perpetual Subordinated Contingent Convertible Securities	2023	1,245	1,245
7.75% Perpetual Subordinated Contingent Convertible Securities (USD 2,500m)[a]	2023	1,924	1,925
5.875% Perpetual Subordinated Contingent Convertible Securities	2024	1,244	1,244
8% Perpetual Subordinated Contingent Convertible Securities (USD 2,000m)	2024	1,509	1,509
7.125% Perpetual Subordinated Contingent Convertible Securities[a]	2025	996	994
6.375% Perpetual Subordinated Contingent Convertible Securities	2025	996	996
6.125% Perpetual Subordinated Contingent Convertible Securities (USD 1,500m)[a]	2025	1,141	1,142
4.375% Perpetual Subordinated Contingent Convertible Securities (USD 1,500m)	2028	1,078	—
Total AT1 equity instruments		12,259	11,172
Note
a    Reported net of securities held by the Group.

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	284

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

	2021	2020
	£m	£m
Currency translation reserve	2,740	2,871
Fair value through other comprehensive income reserve	(283)	5
Cash flow hedging reserve	(853)	1,575
Own credit reserve	(960)	(954)
Other reserves and treasury shares	1,126	964
Total	1,770	4,461

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	285

Notes to the financial statements
For the year ended 31 December 2021 continued
30 Non-controlling interests

	Profit attributable to non-controlling interest		Equity attributable to non-controlling interest		Dividends paid to non-controlling interest
	2021	2020	2021	2020	2021	2020
	£m	£m	£m	£m	£m	£m
Barclays Bank PLC issued:
– Preference shares	27	42	529	529	27	42
– Upper Tier 2 instruments	17	37	458	533	17	37
Other non-controlling interests	3	(1)	2	23	—	—
Total	47	78	989	1,085	44	79
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

	2021	2020
Instrument	£m	£m
Preference Shares:
US Dollar Preference Shares	318	318
Euro Preference Shares	211	211
Total Barclays Bank PLC Preference Shares	529	529

Upper Tier 2 Instruments:
Undated Floating Rate Primary Capital Notes Series 1	93	93
Undated Floating Rate Primary Capital Notes Series 2	179	179
5.03% Undated Reverse Dual Currency Subordinated Loan (JPY8bn)	39	39
5.0% Reverse Dual Currency Undated Subordinated Loan (JPY12bn)	53	53
Undated Floating Rate Primary Capital Notes Series 3 (£145m)	20	20
9% Permanent Interest Bearing Capital Bonds (£100m)	40	40
6.125% Undated Subordinated Notes (£550m)	34	34
9.25% Perpetual Subordinated Bonds (ex Woolwich) (£150m)	—	75
Total Upper Tier 2 Instruments	458	533

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	286

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

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	287

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
Share option and award plans
The weighted average fair value per award granted, weighted average share price at the date of exercise/release of shares during the year, weighted average contractual remaining life and number of options and awards outstanding (including those exercisable) at the balance sheet date were as follows:

	2021				2020
	Weighted average fair value per award granted in year	Weighted average share price at exercise/release during year	Weighted average remaining contractual life	Number of options/ awards outstanding	Weighted average fair value per award granted in year	Weighted average share price at exercise/release during year	Weighted average remaining contractual life	Number of options/ awards outstanding
	£	£	in years	(000s)	£	£	in years	(000s)
DSVP and SVP[a,b]	1.62	1.76	1	413,859	1.06	1.24	1	416,941
Others[a]	0.64-1.80	1.75-1.92	0-3	335,976	0.23-1.24	1.04-1.68	0-3	356,033
Notes
a    Options/award granted over Barclays PLC shares.
b    Weighted average exercise price is not applicable for SVP and DSVP awards as these are not share option schemes.

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	288

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

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	289

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
Similar principles of pension governance apply to the Group’s other pension schemes, depending on local legislation.

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	290

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

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	291

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

Change in key assumptions
	2021	2020
	(Decrease)/ Increase in UKRF defined benefit obligation	(Decrease)/ Increase in UKRF defined benefit obligation
	£bn	£bn
Discount rate
0.5% p.a. increase	(2.3)	(2.5)
0.25% p.a. increase	(1.2)	(1.3)
0.25% p.a. decrease	1.3	1.4
0.5% p.a. decrease	2.6	2.9
Assumed RPI
0.5% p.a. increase	1.6	1.8
0.25% p.a. increase	0.8	0.9
0.25% p.a. decrease	(0.8)	(0.9)
0.5% p.a. decrease	(1.6)	(1.8)
Life expectancy at 60
One year increase	1.2	1.2
One year decrease	(1.2)	(1.2)

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	292

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

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	293

Notes to the financial statements
For the year ended 31 December 2021 continued
The deficit reduction contributions agreed with the UKRF Trustee as part of the 30 September 2019 triennial valuation recovery plan are shown in the table below.

Deficit reduction contributions under the 30 September 2019 valuation
Year	£m
Cash paid:
2021	700
Future commitments:
2022	294
2023	286
2024 and beyond	—
During 2019 and 2020 the UKRF subscribed for non-transferrable listed senior fixed rate notes for £1,250m, backed by UK gilts (the Senior Notes) and entitling the UKRF to semi-annual coupon payments for five years, and full repayment in cash in three tranches: £250m in 2023, £750m in 2024, and £250m in 2025. As a result of these transactions, the CET1 impact of the UKRF was deferred until 2023, 2024 and 2025 upon maturity of the notes. Following the PRA’s statement on 13 April 2022, Barclays is planning to unwind these transactions and to agree the terms and timing of this unwind with the UKRF Trustee as part of the next triennial actuarial valuation as at 30 September 2022. Upon unwind, this would result in a c30bps reduction to the CET1 ratio potentially being accelerated to Q422 from 2023, 2024 and 2025. As at 31 March 2022, the UKRF was in an accounting surplus of £4.4bn on an IAS 19 basis and as at 30 September 2021 was in a funding surplus of £0.6bn. There may also be a pension related reduction in Pillar 2A requirements in 2022 which could partially mitigate the impact of the unwind on the Group surplus capital position. As the UKRF's investment in these Senior Notes does not qualify as a plan asset under IAS 19, the £1,250m does not appear in the IAS 19 plan assets. The Senior Notes were issued by Heron Issuer Limited (Heron) for £500m and Heron Issuer Number 2 Limited (Heron 2) for £750m, entities consolidated within the Group under IFRS 10. Heron and Heron 2 acquired a total of £1,250m of gilts from Barclays Bank PLC for cash to support payments on the Senior Notes. There were no further transactions of this type in 2021.
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

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	294

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

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	295

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

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	296

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

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	297

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

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	298

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

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	299

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
For transfers of assets in relation to repurchase agreements, refer to Note 38.

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	300

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
The following table summarises the nature and carrying amount of the assets pledged as security against these liabilities:

	2021	2020
	£m	£m
Cash collateral and settlements	66,138	72,042
Loans and advances at amortised cost	65,216	37,257
Trading portfolio assets	71,518	77,198
Financial assets at fair value through the income statement	5,595	5,584
Financial assets at fair value through other comprehensive income	13,748	22,185
Assets pledged	222,215	214,266

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	301

Notes to the financial statements
For the year ended 31 December 2021 continued
The following table summarises the transferred financial assets and the associated liabilities:

	Transferred assets	Associated liabilities
	£m	£m
At 31 December 2021
Derivatives	66,744	(66,744)
Repurchase agreements	71,820	(49,543)
Securities lending arrangements	69,316	—
Other	14,335	(12,121)
	222,215	(128,408)

At 31 December 2020
Derivatives	77,574	(77,574)
Repurchase agreements	65,673	(44,076)
Securities lending arrangements	61,183	—
Other	9,836	(7,408)
	214,266	(129,058)
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

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	302

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
The Group provides banking services to Key Management Personnel and persons connected to them. Transactions during the year and the balances outstanding were as follows:

Loans outstanding
	2021	2020
	£m	£m
As at 1 January	9.2	7.2
Loans issued during the year[a]	0.4	2.3
Loan repayments during the year[b]	(1.8)	(0.3)
As at 31 December	7.8	9.2
Notes
a    Includes loans issued to existing Key Management Personnel and new or existing loans issued to newly appointed Key Management Personnel.
b    Includes loan repayments by existing Key Management Personnel and loans to former Key Management Personnel.

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	303

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
As at 31 December 2021, there were no Directors accruing benefits under a defined benefit scheme (2020: nil).

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	304

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

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	305

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

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	306

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
The Group does not expect material changes to its risk management approach and strategy as a result of interest rate benchmark reform.
The following table summarises the significant exposures impacted by interest rate benchmark reform:

	GBP LIBOR	USD LIBOR	JPY LIBOR	CHF LIBOR	Others[b]	Total
As at 31 December 2021	£m	£m	£m	£m	£m	£m
Non-derivative financial assets
Loans and advances at amortised cost	14,166	15,812	25	229	431	30,663
Reverse repurchase agreements and other similar secured lending	—	186	—	—	—	186
Financial assets at fair value through the income statement	185	8,538	5	327	194	9,249
Financial assets at fair value through other comprehensive income	—	—	—	—	—	—
Non-derivative financial assets	14,351	24,536	30	556	625	40,098
Non-derivative financial liabilities
Debt securities in issue	—	(6,137)	(1,083)	—	—	(7,220)
Subordinated liabilities	—	(1,088)	—	—	(113)	(1,201)
Financial liabilities designated at fair value	(708)	(212)				(920)
Non-derivative financial liabilities	(708)	(7,437)	(1,083)	—	(113)	(9,341)
Equity
Other equity instruments	—	(3,374)	(92)	—	—	(3,466)
Standby facilities, credit lines and other commitments[a]	60,490	42,767	1,284	371	12,724	117,636

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	307

Notes to the financial statements
For the year ended 31 December 2021 continued

	GBP LIBOR	USD LIBOR	JPY LIBOR	CHF LIBOR	Others[b]	Total
As at 31 December 2020	£m	£m	£m	£m	£m	£m
Non-derivative financial assets
Loans and advances at amortised cost	30,179	18,109	173	18	1,725	50,204
Reverse repurchase agreements and other similar secured lending	—	334	—	—	—	334
Financial assets at fair value through the income statement	3,496	6,373	—	283	209	10,361
Financial assets at fair value through other comprehensive income	186	114	—	—	8	308
Non-derivative financial assets	33,861	24,930	173	301	1,942	61,207
Non-derivative financial liabilities
Debt securities in issue	(1,023)	(10,718)	(1,201)	—	—	(12,942)
Subordinated liabilities	(71)	(1,592)	—	—	—	(1,663)
Financial liabilities designated at fair value	(149)	(1,273)	(759)	—	(139)	(2,320)
Non-derivative financial liabilities	(1,243)	(13,583)	(1,960)	—	(139)	(16,925)
Equity
Other equity instruments	(3,500)	(3,131)	—	—	—	(6,631)
Standby facilities, credit lines and other commitments[a]	18,944	74,011	—	74	15,951	108,980
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

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	308

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

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	309

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
Total assets and liabilities
Investment in subsidiaries
The investment in subsidiaries of £62,528m (2020: £58,886m) predominantly relates to investments in the ordinary shares of Barclays Bank PLC of £35,590m (2020: £35,590m) and their AT1 securities of £9,493m (2020: £8,425m), as well as investments in the ordinary shares of Barclays Bank UK PLC of £14,245m (2020: 11,675m) and their AT1 securities of £2,570m (2020: £2,570m). The increase of £3,642m during the year was predominantly driven by a £2,573m reversal of impairment in the cost of investment of Barclays Bank UK PLC and increased AT1 holdings of $1,500m in Barclays Bank PLC. On 29th April 2022 Barclays PLC made a capital contribution of £750m to Barclays Bank PLC.
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

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	310

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
The Parent company financials on pages 222 to 224 form part of this note.

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	311

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
If you have any questions about ADRs, please contact Shareowner Services:
StockTransfer@equiniti.com or visit adr.com

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	312

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
Note
aLines open 8.30am to 5.30pm (UK time) Monday to Friday, excluding public holidays.

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	313

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

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	314

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

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	315

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

Shareholdings at 31 December 2021[a]
	Number of shareholders	Percentage of holders	Shares held	Percentage of capital
		%		%
Classification of shareholders
Personal Holders	226,123	97.70	384,793,471	2.30
Banks and Nominees	1,855	0.80	13,917,495,420	83.09
Other Companies	3,348	1.50	2,448,162,587	14.61
Insurance Companies	1	—	208	—
Pension Funds	1	—	5,442	—
Total	231,331	100	16,752,457,128	100
Shareholding range
1 - 100	16,923	7.32	620,911	—
101 - 250	49,356	21.34	10,045,978	0.06
251 - 500	62,664	27.09	21,946,087	0.13
501 - 1,000	36,806	15.91	26,004,671	0.16
1,001 - 5,000	46,095	19.93	102,207,117	0.61
5,001 - 10,000	10,110	4.37	71,061,669	0.42
10,001 - 25,000	6,023	2.60	91,233,618	0.54
25,001 - 50,000	1,454	0.63	49,600,770	0.30
50,001 and over	1,900	0.82	16,379,736,307	97.78
Total	231,331	100.00	16,752,457,128	100
United States Holdings	1,626	0.70	4,193,907	0.03
Note
aThese figures do not include Barclays Sharestore members.

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	316

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

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	317

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

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	318

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

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	319

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

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	320

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

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	321

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
eThe Capital Group Companies Inc (CG) holds its shares via CG Management companies. Part of the CG holding is held as American Depositary Receipts.

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	322

Additional information

Disclosure controls and procedures
The Chief Executive, C.S. Venkatakrishnan, and the then Group Finance Director, Tushar Morzaria, conducted with the Group's management an evaluation of the effectiveness of the design and operation of the Group's disclosure controls and procedures as at 31 December 2021, which are defined as those controls and procedures designed to ensure that information required to be disclosed in reports filed or submitted under the US Securities Exchange Act of 1934 is recorded, processed, summarised and reported within the time periods specified in the SEC’s rules and forms. Based on that evaluation as at the Original Filing Date, it was originally concluded that the design and operation of these disclosure controls and procedures were effective. However, subsequent to the evaluation, in assessing the material weakness that contributed to the restatement of the Restated Financial Statements included in this Amendment No. 1 (see Restatement of financial statements (Note 1a) on page 228 and 'Governance—Directors’ report—How we comply—Audit, Risk and Internal Control—Material Weakness' on page 46 for further details), the Chief Executive, C.S. Venkatakrishnan, and the Group Finance Director as of the date of this Amendment No.1 , Anna Cross, concluded that these disclosure controls and procedures were not effective as at 31 December 2021. For further details, refer to 'Governance—Directors’ report—How we comply—Audit, Risk and Internal Control—Material Weakness' on page 46 above.
Board of Directors
See the Directors’ report for biographies.

Group Executive Committee
Officers of the Group		Date of Appointment as Officer
C S Venkatakrishnan	Group Chief Executive	2021
Paul Compton	Global Head of the Corporate & Investment Bank and President of Barclays Bank PLC (BBPLC)	2016
Alistair Currie	Global Head of Consumer Banking and Payments	2019
Matt Hammerstein	CEO, Barclays UK	2019
Tushar Morzaria[a]	Group Finance Director	2013
Laura Padovani	Group Chief Compliance Officer	2017
Mark Ashton Rigby	Group Chief Operating Officer, Chief Executive Officer, BX	2019
Tristram Roberts	Group HR Director	2015
Taalib Shaah	Group Chief Risk Officer	2020
Stephen Shapiro	Group General Counsel and Company Secretary	2017
Sasha Wiggins	Group Head of Public Policy and Corporate Responsibility	2020
Note
a    Effective from 22 April 2022, Tushar Morzaria has retired as Group Finance Director and Executive Director of Barclays PLC and Barclays Bank PLC. Effective from 23 April 2022, Anna Cross has assumed the position of Group Finance Director and Executive Director of Barclays PLC and Barclays Bank PLC.
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

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	323

Additional information

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
Repurchase of shares

Month	Period	Total Shares Purchased	Average Price Paid Per Share (pence)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate GBP Value) of Shares that May Yet be Purchased Under the Plans or Programs
Jan-21	Month 1
Feb-21	Month 2				£700,000,000
Mar-21	Month 3	142,567,773	183.32p	142,567,773	£438,642,389
Apr-21	Month 4	234,788,978	186.82p	377,356,751	£—
May-21	Month 5
Jun-21	Month 6
Jul-21	Month 7				£500,000,000
Aug-21	Month 8	80,240,000	181.78p	457,596,751	£354,138,380
Sep-21	Month 9	73,323,060	181.94p	530,919,811	£220,737,358
Oct-21	Month 10	39,152,859	197.36p	570,072,670	£143,465,034
Nov-21	Month 11	74,271,728	193.16p	644,344,398	£—
Dec-21	Month 12

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	324

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

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	325

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
–Vesting is subject to malus, suspension provisions and the other provisions of the rules of the CVP.
–Participants granted awards before 2020 may be awarded a service credit of 10% of the initial value of the award on the third anniversary of a grant.
–Change of control and leaver provisions are as for DSVP.

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	326

Additional information

Barclays Long Term Incentive Plan (LTIP)	Selected employees (including executive Directors)	Yes	Awards over Shares subject to risk-adjusted performance conditions and malus provisions
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
–Partnership Shares may be withdrawn at any time (though if removed prior to three years from award, the corresponding Matching Shares are forfeited).
–Depending on reason for and timing of leaving, Matching Shares may be forfeited.
–On change of control, participants are able to instruct the Sharepurchase trustee how to act or vote on their behalf in relation to their Shares.

Global Sharepurchase	Employees in certain non-UK jurisdictions	Yes	Shares purchased from net salary deductions and Dividend/Matching Shares are held in trust for three to five years	–Global Sharepurchase is an extension of the Sharepurchase plan (above). –Operates in substantially the same way as Sharepurchase but without the tax advantages.

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	327

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

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	328

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

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	329

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

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	330

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
Barclays UK Investments Limited
Barclays Unquoted Investments Limited
Barclays Unquoted Property Investments Limited
Barclays Wealth Nominees Limited
Barclayshare Nominees Limited
Barcosec Limited
Barsec Nominees Limited
BB Client Nominees Limited
BMI (No.9) Limited
BNRI ENG 2014 Limited Partnership	B
BNRI ENG GP LLP	B

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	331

Additional information

Wholly owned subsidiaries	Note
BNRI England 2010 Limited Partnership	B
BNRI England 2011 Limited Partnership	B
BNRI England 2012 Limited Partnership	B
Carnegie Holdings Limited	I, J, K
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
(in Liquidation)
Barclays Capital Asia Nominees Limited (In
Liquidation)
- Level 41, Cheung Kong Center, 2 Queen's Road, Central
Barclays Capital Asia Limited

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	332

Additional information

Wholly owned subsidiaries	Note
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
Barclays Tenedora De Inmuebles SL.
BVP Galvani Global, S.A.U.

Switzerland
- Chemin de Grange Canal 18-20, PO Box 3941, 1211, Geneva
Barclays Bank (Suisse) SA
Barclays Switzerland Services SA
BPB Holdings SA

United States
- Corporation Service Company, 251 Little Falls Drive, Wilmington, DE 19808
Analytical Trade Holdings LLC
Analytical Trade Investments LLC	BB
Barclays Bank Delaware
Barclays Capital Derivatives Funding LLC	C
Barclays Capital Energy Inc.
Barclays Capital Equities Trading GP	B
Barclays Capital Holdings Inc.	H, I
Barclays Capital Real Estate Finance Inc.
Barclays Capital Real Estate Holdings Inc.
Barclays Capital Real Estate Inc.
Barclays Commercial Mortgage Securities LLC	C
Barclays Dryrock Funding LLC	C
Barclays Electronic Commerce Holdings Inc.
Barclays Financial LLC	C
Barclays Group US Inc.
Barclays Oversight Management Inc.
Barclays Receivables LLC	C
Barclays Services Corporation
Barclays Services LLC	C
Barclays US CCP Funding LLC	C
Barclays US Investments Inc.	J, K
Barclays US LLC
BCAP LLC	C
Crescent Real Estate Member LLC	C
Curve Investments GP	B
Gracechurch Services Corporation
Lagalla Investments LLC
Long Island Holding A LLC	C
LTDL Holdings LLC	C
Marbury Holdings LLC
Preferred Liquidity, LLC	J
Procella Investments No.2 LLC	C
Procella Investments No.3 LLC	C
Relative Value Holdings, LLC
Surrey Funding Corporation
Sussex Purchasing Corporation
Sutton Funding LLC	C
TPProperty LLC	C
US Funding (VISA B Acquisition) LLC	C
US Secured Investments LLC	CC
Verain Investments LLC
Wilmington Riverfront Receivables LLC	J, K

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	333

Additional information

Wholly owned subsidiaries	Note
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

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	334

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

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	335

Additional unaudited information
Average deposits at amortised cost and the average interest rate paid
The following tables present average deposits at amortised cost and their associated interest expense by deposit type.

	Average deposits at amortised cost	Interest expense	Average interest rate
For the year ended 31 December 2021	£m	£m	%
Current and demand accounts
- interest free	154,338	—	—
- interest bearing	61,987	59	0.1
Savings accounts	170,312	249	0.1
Other time deposits - retail	20,166	40	0.2
Other time deposits - wholesale	103,185	213	0.2
Total	509,988	561	0.1

	Average deposits at amortised cost	Interest expense	Average interest rate
For the year ended 31 December 2020	£m	£m	%
Current and demand accounts
- interest free	128,094	—	—
- interest bearing	52,374	89	0.2
Savings accounts	154,453	415	0.3
Other time deposits - retail	25,400	101	0.4
Other time deposits - wholesale	110,186	425	0.4
Total	470,507	1,030	0.2

	Average deposits at amortised cost	Interest expense	Average interest rate
For the year ended 31 December 2019	£m	£m	%
Current and demand accounts
- interest free	105,108	—	—
- interest bearing	47,492	203	0.4
Savings accounts	141,985	645	0.5
Other time deposits - retail	26,437	275	1.0
Other time deposits - wholesale	95,908	1,326	1.4
Total	416,930	2,449	0.6

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	336

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
The above table is only for debt securities held at the reporting date and does not include associated hedges.

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	337

Additional unaudited information
Average balance sheet
Average balances are based upon monthly averages.

Assets		2021
		Average balance	Interest income	Interest expenseᵃ	Total net interest	Rate
		£m	£m	£m	£m	%
Cash and balances at central banks	UK	100,193	112	—	112	0.1
Cash and balances at central banks	Non-UK	130,496	72	(304)	(232)	(0.2)
Cash and balances at central banks	Total	230,689	184	(304)	(120)	(0.1)
Loans and advances at amortised cost	UK	294,367	7,183	—	7,183	2.4
Loans and advances at amortised cost	Non-UK	61,695	2,357	(1)	2,356	3.8
Loans and advances at amortised cost[b]	Total	356,062	9,540	(1)	9,539	2.7
Cash collateral	UK	50,363	112	(28)	84	0.2
Cash collateral	Non-UK	20,358	24	(37)	(13)	(0.1)
Cash collateral	Total	70,721	136	(65)	71	0.1
Reverse repurchase agreements	UK	1,417	14	—	14	1.0
Reverse repurchase agreements	Non-UK	4,078	7	(4)	3	0.1
Reverse repurchase agreements	Total	5,495	21	(4)	17	0.3
Interest earning assets at fair value through other comprehensive income	UK	67,279	512	—	512	0.8
Interest earning assets at fair value through other comprehensive income	Non-UK	3,058	38	—	38	1.2
Interest earning assets at fair value through other comprehensive income	Total	70,337	550	—	550	0.8
Other interest and similar income[c]			809	(248)	561	—
Total interest earning assets not at fair value through income statement		733,304	11,240	(622)	10,618	1.4
Less: interest and similar expense			(3,167)	622	(2,545)
Net interest		733,304	8,073	—	8,073
Financial assets at fair value through income statement	UK	192,829
Financial assets at fair value through income statement	Non-UK	103,188
Financial assets at fair value through income statement	Total	296,017
Total interest earning assets		1,029,321
Impairments		(6,949)
Non-interest earning assets		416,393
Total		1,438,765
Percentage of total average interest earning assets in offices outside the UK		31%
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
cOther interest and similar income principally includes interest income relating to hedging activity.

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	338

Additional unaudited information

Assets		2020
		Average balance	Interest income	Interest expenseᵃ	Total net interest	Rate
		£m	£m	£m	£m	%
Cash and balances at central banks	UK	79,242	133	(19)	114	0.1
Cash and balances at central banks	Non-UK	123,183	142	(281)	(139)	(0.1)
Cash and balances at central banks	Total	202,425	275	(300)	(25)	—
Loans and advances at amortised cost	UK	286,214	7,194	—	7,194	2.5
Loans and advances at amortised cost	Non-UK	72,177	2,986	(4)	2,982	4.1
Loans and advances at amortised cost[b]	Total	358,391	10,180	(4)	10,176	2.8
Cash collateral	UK	65,225	214	(31)	183	0.3
Cash collateral	Non-UK	18,110	36	—	36	0.2
Cash collateral	Total	83,335	250	(31)	219	0.3
Reverse repurchase agreements	UK	1,893	16	—	16	0.8
Reverse repurchase agreements	Non-UK	8,917	4	(9)	(5)	(0.1)
Reverse repurchase agreements	Total	10,810	20	(9)	11	0.1
Interest earning assets at fair value through other comprehensive income	UK	71,931	721	—	721	1.0
Interest earning assets at fair value through other comprehensive income	Non-UK	2,927	55	—	55	1.9
Interest earning assets at fair value through other comprehensive income	Total	74,858	776	—	776	1.0
Other interest and similar income[c]			391	—	391	—
Total interest earning assets not at fair value through income statement		729,819	11,892	(344)	11,548	1.6
Less: interest and similar expense			(3,770)	344	(3,426)
Net interest		729,819	8,122	—	8,122
Financial assets at fair value through income statement	UK	187,927
Financial assets at fair value through income statement	Non-UK	76,369
Financial assets at fair value through income statement	Total	264,296
Total interest earning assets		994,115
Impairments		(7,969)
Non-interest earning assets		425,438
Total		1,411,584
Percentage of total average interest earning assets in offices outside the UK		30%
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
cOther interest and similar income principally includes interest income relating to hedging activity.

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	339

Additional unaudited information

Assets		2019
		Average balance	Interest income	Interest expenseᵃ	Total net interest	Rate
		£m	£m	£m	£m	%
Cash and balances at central banks	UK	70,371	465	(28)	437	0.6
Cash and balances at central banks	Non-UK	101,423	626	(233)	393	0.4
Cash and balances at central banks	Total	171,794	1,091	(261)	830	0.5
Loans and advances at amortised cost	UK	271,607	8,682	—	8,682	3.2
Loans and advances at amortised cost	Non-UK	71,976	3,768	(3)	3,765	5.2
Loans and advances at amortised cost[b]	Total	343,583	12,450	(3)	12,447	3.6
Cash collateral	UK	59,446	394	(14)	380	0.6
Cash collateral	Non-UK	7,400	49	—	49	0.7
Cash collateral	Total	66,846	443	(14)	429	0.6
Reverse repurchase agreements	UK	2,990	57	—	57	1.9
Reverse repurchase agreements	Non-UK	2,041	11	—	11	0.5
Reverse repurchase agreements	Total	5,031	68	—	68	1.4
Interest earning assets at fair value through other comprehensive income	UK	63,366	957	—	957	1.5
Interest earning assets at fair value through other comprehensive income	Non-UK	2,961	75	—	75	2.5
Interest earning assets at fair value through other comprehensive income	Total	66,327	1,032	—	1,032	1.6
Other interest and similar income[c]			372	—	372	—
Total interest earning assets not at fair value through income statement		653,581	15,456	(278)	15,178	2.3
Less: interest and similar expense			(6,049)	278	(5,771)
Net interest		653,581	9,407	—	9,407
Financial assets at fair value through income statement	UK	192,300
Financial assets at fair value through income statement	Non-UK	68,031
Financial assets at fair value through income statement	Total	260,331
Total interest earning assets		913,912
Impairments		(6,574)
Non-interest earning assets		356,756
Total		1,264,094
Percentage of total average interest earning assets in offices outside the UK		28%
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
cOther interest and similar income principally includes interest income relating to hedging activity.

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	340

Additional unaudited information

Liabilities		2021
		Restated[d]
		Average balance	Interest expense	Interest incomeᵃ	Total net interest	Rate
		£m	£m	£m	£m	%
Deposits at amortised cost	UK	285,772	343	(55)	288	0.1
Deposits at amortised cost	Non-UK	69,090	217	(76)	141	0.2
Deposits at amortised cost	Total	354,862	560	(131)	429	0.1
Federal funds purchased	UK	—	—	—	—	—
Federal funds purchased	Non-UK	788	1	—	1	0.1
Federal funds purchased[b]	Total	788	1	—	1	0.1
Cash collateral	UK	44,903	41	(40)	1	—
Cash collateral	Non-UK	16,036	22	—	22	0.1
Cash collateral	Total	60,939	63	(40)	23	—
Debt securities in issue	UK	54,023	1,218	—	1,218	2.3
Debt securities in issue	Non-UK	12,790	95	—	95	0.7
Debt securities in issue	Total	66,813	1,313	—	1,313	2.0
Commercial paper	UK	13,034	3	(26)	(23)	(0.2)
Commercial paper	Non-UK	11,337	24	(6)	18	0.2
Commercial paper[c]	Total	24,371	27	(32)	(5)	—
Subordinated liabilities	UK	13,738	500	—	500	3.6
Subordinated liabilities	Non-UK	227	7	—	7	3.1
Subordinated liabilities	Total	13,965	507	—	507	3.6
Repurchase agreements	UK	19,247	31	—	31	0.2
Repurchase agreements	Non-UK	2,542	1	(45)	(44)	(1.7)
Repurchase agreements	Total	21,789	32	(45)	(13)	(0.1)
Other interest and similar expense[c]		—	664	(374)	290	—
Total interest bearing liabilities not at fair value through P&L		543,527	3,167	(622)	2,545	0.5
Interest bearing liabilities at fair value through P&L	UK	269,183
Interest bearing liabilities at fair value through P&L	Non-UK	55,757
Interest bearing liabilities at fair value through P&L	Total	324,940
Total interest bearing liabilities		868,467
Interest free customer deposits	UK	139,159
Interest free customer deposits	Non-UK	15,179
Interest free customer deposits	Total	154,338
Other non-interest bearing liabilities[d]		348,142
Shareholders' equity[d]		67,818
Total		1,438,765
Percentage of total average interest bearing liabilities in offices outside the UK		19%
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
d2021 financial and capital metrics have been restated to reflect the over-issuance of securities under BBPLC's 2019 F-3. See Restatement of financial statements (Note 1a) on page 228 for further details. In calculating the impact on the average balances for the provision relating to over-issuance of securities under BBPLC's 2019 F-3 and related current tax liabilities, the quarter end positions have been used.

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	341

Additional unaudited information

Liabilities		2020
		Average balance	Interest expense	Interest incomeᵃ	Total net interest	Rate
		£m	£m	£m	£m	%
Deposits at amortised cost	UK	272,031	586	(15)	571	0.2
Deposits at amortised cost	Non-UK	70,227	443	(15)	428	0.6
Deposits at amortised cost	Total	342,258	1,029	(30)	999	0.3
Federal funds purchased	UK	—	—	—	—	—
Federal funds purchased	Non-UK	155	1	—	1	0.6
Federal funds purchased[b]	Total	155	1	—	1	0.6
Cash collateral	UK	52,869	96	(31)	65	0.1
Cash collateral	Non-UK	13,921	38	—	38	0.3
Cash collateral	Total	66,790	134	(31)	103	0.2
Debt securities in issue	UK	56,775	980	—	980	1.7
Debt securities in issue	Non-UK	13,358	274	(2)	272	2.0
Debt securities in issue	Total	70,133	1,254	(2)	1,252	1.8
Commercial paper	UK	10,754	26	—	26	0.2
Commercial paper	Non-UK	10,185	80	—	80	0.8
Commercial paper[b]	Total	20,939	106	—	106	0.5
Subordinated liabilities	UK	18,845	662	—	662	3.5
Subordinated liabilities	Non-UK	220	8	—	8	3.6
Subordinated liabilities	Total	19,065	670	—	670	3.5
Repurchase agreements	UK	19,694	68	—	68	0.3
Repurchase agreements	Non-UK	1,321	7	(5)	2	0.2
Repurchase agreements	Total	21,015	75	(5)	70	0.3
Other interest and similar expense[c]		—	501	—	501	—
Total interest bearing liabilities not at fair value through income statement		540,355	3,770	(68)	3,702	0.7
Interest bearing liabilities at fair value through income statement	UK	240,792
Interest bearing liabilities at fair value through income statement	Non-UK	51,890
Interest bearing liabilities at fair value through income statement	Total	292,682
Total interest bearing liabilities		833,037
Interest free customer deposits	UK	115,234
Interest free customer deposits	Non-UK	12,860
Interest free customer deposits	Total	128,094
Other non-interest bearing liabilities		381,243
Shareholders' equity		69,210
Total		1,411,584
Percentage of total average interest earning liabilities in offices outside the UK		19%
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
cOther interest and similar expense principally includes interest expense relating to hedging activity.

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	342

Additional unaudited information

Liabilities		2019
		Average balance	Interest expense	Interest incomeᵃ	Total net interest	Rate
		£m	£m	£m	£m	%
Deposits at amortised cost	UK	244,387	1,306	—	1,306	0.5
Deposits at amortised cost	Non-UK	67,257	1,137	(1)	1,136	1.7
Deposits at amortised cost	Total	311,644	2,443	(1)	2,442	0.8
Federal funds purchased	UK	—	—	—	—	—
Federal funds purchased	Non-UK	299	6	—	6	2.0
Federal funds purchased[b]	Total	299	6	—	6	2.0
Cash collateral	UK	50,638	214	(10)	204	0.4
Cash collateral	Non-UK	8,332	82	—	82	1.0
Cash collateral	Total	58,970	296	(10)	286	0.5
Debt securities in issue	UK	52,655	1,109	—	1,109	2.1
Debt securities in issue	Non-UK	15,839	536	(2)	534	3.4
Debt securities in issue	Total	68,494	1,645	(2)	1,643	2.4
Commercial paper	UK	8,398	25	—	25	0.3
Commercial paper	Non-UK	9,891	236	—	236	2.4
Commercial paper[b]	Total	18,289	261	—	261	1.4
Subordinated liabilities	UK	19,499	1,046	—	1,046	5.4
Subordinated liabilities	Non-UK	374	22	—	22	5.9
Subordinated liabilities	Total	19,873	1,068	—	1,068	5.4
Repurchase agreements	UK	14,655	127	—	127	0.9
Repurchase agreements	Non-UK	2,381	20	—	20	0.8
Repurchase agreements	Total	17,036	147	—	147	0.9
Other interest and similar expense[c]		—	183	—	183	—
Total interest bearing liabilities not at fair value through income statement		494,605	6,049	(13)	6,036	1.2
Interest bearing liabilities at fair value through income statement	UK	232,242
Interest bearing liabilities at fair value through income statement	Non-UK	62,304
Interest bearing liabilities at fair value through income statement	Total	294,546
Total interest bearing liabilities		789,151
Interest free customer deposits	UK	94,733
Interest free customer deposits	Non-UK	10,375
Interest free customer deposits	Total	105,108
Other non-interest bearing liabilities		307,952
Shareholders' equity		61,883
Total		1,264,094
Percentage of total average interest earning liabilities in offices outside the UK		21%
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
cOther interest and similar expense principally includes interest expense relating to hedging activity.

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	343

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

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	344

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

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	345

Additional unaudited information
Impairment

Allocation of the allowance for credit losses
Balance at end of period applicable to:	Amounts					% of loans in each category to total loans
	2021	2020	2019	2018	2017	2021[a]	2020[a]	2019	2018	2017
As at 31 December	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Loans and advances at amortised cost to banks	2	4	3	1	2	2.9%	2.7%	2.9%	3.2%	2.9%
Loans and advances at amortised cost to customers	5,727	8,320	6,296	6,765	4,650	97.1%	97.2%	96.9%	96.6%	97.1%
Financial assets at fair value through other comprehensive income	—	—	—	1	—	—%	0.1%	0.2%	0.2%	—%
Loans and advances						100.0%	100.0%	100.0%	100.0%	100.0%

Net charge offs during the period to average loans outstanding during
Balance at end of period applicable to:	Amounts
	2021	2020	2019	2018	2017
As at 31st December	£m	£m	£m	£m	£m
Loans and advances at amortised cost to banks
Net charge off	—	—	—	—	—
Average loans	9,879	9,516	10,773	10,045	9,418
Ratio %	—%	—%	—%	—%	—%
Loans and advances at amortised cost to customers
Net charge off	2,077	1,565	1,758	1,696	1,995
Average loans	318,527	327,443	321,151	312,817	286,650
Ratio %	0.7%	0.5%	0.5%	0.5%	0.7%
Financial assets at fair value through other comprehensive income
Net charge off	—	—	—	—	—
Average loans	110	418	409	647	—
Ratio %	—%	—%	—%	—%	—%

Consolidated basis
Allowance for credit losses to total loans outstanding during	Amounts
	2021	2020	2019	2018	2017
As at 31st December	£m	£m	£m	£m	£m
Allowance for credit losses	5,729	8,325	6,299	6,767	4,652
Total loans outstanding	335,402	327,342	328,286	328,104	328,700
Ratio %	1.7%	2.5%	1.9%	2.1%	1.4%
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

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	346

Additional unaudited information
Maturity analysis of gross loans and advances

20 F-Maturity analysis of gross loans and advances
	Less than 1 year	One to five years	Five to fifteen years	Over fifteen years	Total
As at 31st December 2021	£m	£m	£m	£m	£m
Loans and advances at amortised cost to banks	9,700	—	—	—	9,700
Loans and advances at amortised cost to customers	41,792	81,081	75,736	127,040	325,649
FVOCI	53	—	—	—	53
Loans and advances at fair value through profit and loss	30,401	2,829	2,805	2,633	38,668
Traded loans	12,525	—	—	—	12,525
Total gross loans and advances	94,471	83,910	78,541	129,673	386,595
	Less than 1 year	One to five years	Five to fifteen years	Over fifteen years	Total
As at 31 December 2020	£m	£m	£m	£m	£m
Loans and advances at amortised cost to banks	8,904	—	—	—	8,904
Loans and advances at amortised cost to customers	37,194	72,050	87,999	121,004	318,247
FVOCI	85	106	—	—	191
Loans and advances at fair value through profit and loss	23,799	1,369	2,699	3,012	30,879
Traded loans	8,348	—	—	—	8,348
Total gross loans and advances	78,330	73,525	90,698	124,016	366,569

Interest rate sensitivity of gross loans and advances. Maturity > 1 year
	2021			2020
	Fixed rate	Variable rate	Total	Fixed rate	Variable rate	Total
As at 31 December	£m	£m	£m	£m	£m	£m
Loans and advances at amortised cost to banks	—	—	—	—	—	—
Loans and advances at amortised cost to customers	153,212	130,645	283,857	141,307	139,745	281,052
Financial assets at fair value through other comprehensive income	—	—	—	—	106	106
Loans and advances at fair value through profit and loss	6,084	2,183	8,267	5,076	2,005	7,081
Total loans and advances	159,296	132,828	292,124	146,383	141,856	288,239

Notional principal amounts of credit derivatives
	2021	2020	2019
As at 31 December	£m	£m	£m
Credit derivatives held or issued for trading purposes	1,272,104	847,845	825,516
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

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	347

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

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	348

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

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	349

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

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	350

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

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	351

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

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	352

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

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	353

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

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	354

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

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	355

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

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	356

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

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	357

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

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	358

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

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	359

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

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	360

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

Barclays PLC 2021 Annual Report on Form 20-F, as amended	Barclays PLC home.barclays/annualreport	361

EXHIBIT INDEX

Exhibit	Description
1.1*	Articles of Association of Barclays PLC (incorporated by reference to Barclays PLC’s Form 6-K (File No. 001-09246) filed with the SEC on August 11, 2021)
2.1*	Long Term Debt Instruments: Barclays PLC is not party to any single instrument relating to long-term debt pursuant to which a total amount of securities exceeding 10% of its total assets (on a consolidated basis) is authorised to be issued. Barclays PLC hereby agrees to furnish to the Securities and Exchange Commission (the “Commission”), upon its request, a copy of any instrument defining the rights of holders of its long-term debt or the rights of holders of the long-term debt of any of its subsidiaries for which consolidated or unconsolidated financial statements are required to be filed with the Commission.
2.2*	Description of the Registrant’s Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934
4.1*	Rules of the Barclays Group Incentive Share Plan (incorporated by reference to the Barclays PLC Registration Statement on Form S-8 (File no. 333-153723) filed on September 29, 2008)
4.2*	Rules of the Barclays Group Share Value Plan (incorporated by reference to the Barclays PLC Registration Statement on Form S-8 (File no. 333-261584) filed on December 10, 2021)
4.3*	Rules of the Barclays PLC Long Term Incentive Plan
4.4*	Rules of the Barclays Group Deferred Share Value Plan (incorporated by reference to the Barclays PLC Registration Statement on Form S-8 (File no. 333-236905) filed on March 5, 2020)
4.5*	Contract of Employment - C.S. Venkatakrishnan
4.6*	Contract of Employment – Tushar Morzaria (Incorporated by reference to the 2014 Form 20-F filed on March 14, 2014)
4.7*	Transfer of Employment – Tushar Morzaria (incorporated by reference to the 2016 Form 20-F filed on February 23, 2017)
4.8*	Appointment Letter – Crawford Gillies (incorporated by reference to the 2018 Form 20-F filed on February 21, 2019)
4.9*	Appointment Letter – Diane Schueneman (incorporated by reference to the 2018 Form 20-F filed on February 21, 2019)
4.10*	Appointment Letter – Mary Francis (incorporated by reference to the 2018 Form 20-F filed on February 21, 2019)
4.11*	Appointment Letter – Mike Ashley (incorporated by reference to the 2018 Form 20-F filed on February 21, 2019)
4.12*	Appointment Letter – Tim Breedon (incorporated by reference to the 2018 Form 20-F filed on February 21, 2019)
4.13*	Appointment Letter – Nigel Higgins (incorporated by reference to the 2019 Form 20-F filed on February 13, 2020)
4.14*	Appointment Letter – Dawn Fitzpatrick (incorporated by reference to the 2019 Form 20-F filed on February 13, 2020)
4.15*	Appointment Letter – Mohamed A. El-Erian (incorporated by reference to the 2019 Form 20-F filed on February 13, 2020)
4.16*	Appointment Letter – Brian Gilvary (incorporated by reference to the 2019 Form 20-F filed on February 13, 2020)
4.17*	Appointment Letter - Julia Wilson
4.18*	Appointment Letter - Robert Berry
4.19	Contract of Employment - Anna Cross
8.1*	List of subsidiaries. The list of subsidiaries of Barclays PLC can be found on pages 330 to 333 of the Form 20-F.
12.1	Certifications filed pursuant to 17 CFR 240. 13(a)-14(a)
13.1	Certifications filed pursuant to 17 CFR 240. 13(a) and 18 U.S.C 1350(a) and 1350(b)
15.1	Consent of KPMG LLP for incorporation by reference of reports in certain securities registration statements of Barclays PLC.
99.1	A table setting forth the issued share capital of Barclays Group’s total shareholders’ equity, indebtedness and contingent liabilities as at 31 December 2021.
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema
101.CAL	XBRL Taxonomy Extension Schema Calculation Linkbase
101.DEF	XBRL Taxonomy Extension Schema Definition Linkbase
101.LAB	XBRL Taxonomy Extension Schema Label Linkbase
101.PRE	XBRL Taxonomy Extension Schema Presentation Linkbase
*Previously filed with the Original Filing on 23 February 2022

Signatures
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this Amendment No. 1 on Form 20-F/A on its behalf.

Date May 23, 2022	Barclays PLC (Registrant)

	By	/s/ Anna Cross
Anna Cross, Group Finance Director