Form 20-F
period 2022-12-31
BARCLAYS PLC
filed 2023-02-15
CIK 312069

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended 31 December 2022
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
1 CHURCHILL PLACE, LONDON E14 5HP, England
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered

25p ordinary shares*	Not applicable*	New York Stock Exchange*

American Depositary Shares, each representing four 25p ordinary shares	BCS	New York Stock Exchange

4.338% Fixed-to-Floating Rate Senior Notes due 2024	BCS24A	New York Stock Exchange

Floating Rate Senior Notes due 2024	BCS24B	New York Stock Exchange

4.972% Fixed-to-Floating Rate Senior Notes due 2029	BCS29	New York Stock Exchange

4.375% Fixed Rate Subordinated Notes due 2024	BCS24	New York Stock Exchange

3.65% Fixed Rate Senior Notes due 2025	BCS25	New York Stock Exchange

5.25% Fixed Rate Senior Notes due 2045	BCS45	New York Stock Exchange

4.375% Fixed Rate Senior Notes due 2026	BCS26	New York Stock Exchange

5.20% Fixed Rate Subordinated Notes due 2026	BCS26A	New York Stock Exchange

4.337% Fixed Rate Senior Notes due 2028	BCS28	New York Stock Exchange

4.950% Fixed Rate Senior Notes due 2047	BCS47	New York Stock Exchange

4.836% Fixed Rate Subordinated Callable Notes due 2028	BCS28A	New York Stock Exchange

3.250% Fixed Rate Senior Notes due 2033	BCS33	New York Stock Exchange

3.932% Fixed-to-Floating Rate Senior Notes due 2025	BCS25A	New York Stock Exchange

5.088% Fixed-to-Floating Rate Subordinated Notes due 2030	BCS30	New York Stock Exchange

2.852% Fixed-to-Floating Rate Senior Notes due 2026	BCS26B	New York Stock Exchange

2.645% Fixed Rate Resetting Senior Callable Notes due 2031	BCS31	New York Stock Exchange

3.564% Fixed Rate Resetting Subordinated Callable Notes due 2035	BCS35	New York Stock Exchange

1.007% Fixed Rate Resetting Senior Callable Notes due 2024	BCS24C	New York Stock Exchange

2.667% Fixed Rate Resetting Senior Callable Notes due 2032	BCS32	New York Stock Exchange

3.811% Fixed Rate Resetting Subordinated Callable Notes due 2042	BCS42	New York Stock Exchange

2.279% Fixed Rate Resetting Senior Callable Notes due 2027	BCS27	New York Stock Exchange

2.894% Fixed Rate Resetting Senior Callable Notes due 2032	BCS32A	New York Stock Exchange

3.330% Fixed Rate Resetting Senior Callable Notes due 2042	BCS42A	New York Stock Exchange

5.304% Fixed Rate Resetting Senior Callable Notes due 2026	BCS26C	New York Stock Exchange

5.501% Fixed Rate Resetting Senior Callable Notes due 2028	BCS28B	New York Stock Exchange

5.746% Fixed Rate Resetting Senior Callable Notes due 2033	BCS33A	New York Stock Exchange

7.325% Fixed Rate Resetting Senior Callable Notes due 2026	BCS26D	New York Stock Exchange

7.385% Fixed Rate Resetting Senior Callable Notes due 2028	BCS28C	New York Stock Exchange

7.437% Fixed Rate Resetting Senior Callable Notes due 2033	BCS33B	New York Stock Exchange
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

25p ordinary shares	15,871,306,805
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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive- based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

*Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
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
Yes ☐ No ☐

SEC Form 20-F Cross reference information

Form 20-F item number		Page and caption references in this document*

1	Identity of Directors, Senior Management and Advisers	Not applicable

2	Offer Statistics and Expected Timetable	Not applicable
3	Key Information
A. [Reserved]
	B. Capitalization and indebtedness	Not applicable
	C. Reason for the offer and use of proceeds	Not applicable
	D. Risk factor	191-203
4	Information on the Company
	A. History and development of the company	i (Notes), 66-68, 299-317, 385-390 (Note 26), 419-422 (Note 41), 427, 434
	B. Business overview	ii (Market and other data), 193-194, 291-298, 336-337 (Note 2)
	C. Organizational structure	406-411 (Notes 34 and 35), 445-447
	D. Property, plants and equipment	375-378 (Notes 20 and 21)
4A	Unresolved staff comments	Not applicable
5	Operating and Financial Review and Prospects
	A. Operating results	90-97, 198, 204-217, 283, 287-288, 291-317, 353-360 (Note 14)
	B. Liquidity and capital resources	197-198, 209-210, 278, 328, 331, 353-360 (Note 14), 391-395 (Notes 27 and 28), 406-407 (Note 34), 413-414 (Note 37), 449-460
	C. Research and development, patents and licenses, etc.	104
	D. Trend information	191-203, 265-286, 299-317
	E. Critical Accounting Estimates	Not applicable
6	Directors, Senior Management and Employees
	A. Directors and senior management	55-58, 64, 102-108
	B. Compensation	119-167, 398-406 (Notes 32 and 33) 417-419 (Note 39), 443-444
	C. Board practices	55-58, 61-65, 81-89, 98-99, 136-137, 139, 166-167
	D. Employees	111-118, 306, 308, 312, 336-337 (Note 2)
	E. Share ownership	163-164, 398-399 (Note 32), 417-419 (Note 39), 443-444
	F. Disclosure of a registrant's action to recover erroneously awarded compensation	Not applicable
7	Major Shareholders and Related Party Transactions
	A. Major shareholders	105-106, 437
	B. Related party transactions	417-419 (Note 39), 463
	C. Interests of experts and counsel	Not applicable
8	Financial Information
	A. Consolidated statements and other financial information	320-424, 430
	B. Significant changes	Not applicable
9	The Offer and Listing
	A. Offer and listing details	430, 436
	B. Plan of distribution	Not applicable
	C. Markets	430, 436

	D. Selling shareholders	Not applicable
	E. Dilution	Not applicable
	F. Expenses of the issue	Not applicable
10	Additional Information
	A. Share capital	Not applicable
	B. Memorandum and Articles of Association	102-108, 427-429
	C. Material contracts	131-139, 165
	D. Exchange controls	434
	E. Taxation	431-434
	F. Dividends and paying agents	Not applicable
	G. Statement by experts	Not applicable
	H. Documents on display	434
	I. Subsidiary information	406-407 (Note 34), 445-447
	J. Annual Report to Security Holders	Not applicable
11	Quantitative and Qualitative Disclosure about Market Risk	186-298, 353-373 (Notes 14-17)
12	Description of Securities Other than Equity Securities
	A. Debt Securities	Not applicable
	B. Warrants and Rights	Not applicable
	C. Other Securities	Not applicable
	D. American Depository Shares	435
13	Defaults, Dividend Averages and Delinquencies	Not applicable
14	Material Modifications to the Rights of Security Holders and Use of Proceeds	Not applicable
15	Controls and Procedures
	A. Disclosure controls and procedures	438
	B. Management's annual report on internal control over financial reporting	99, 106
	C. Attestation report of the registered public accounting firm	320-322
	D. Changes in internal control over financial reporting	106-108
16	[Reserved]
16A	Audit Committee Financial Expert	81-89
16B	Code of Ethics	436
16C	Principal Accountant Fees and Services	419 (Note 40)
16D	Exemptions from Listing Standards for Audit Committees	Not applicable
16E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	440
16F	Change in Registrant's Certifying Accountant	Not applicable
16G	Corporate Governance	98-99, 436
16H	Mine Safety Disclosure	Not applicable
16I	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections	Not applicable
17	Financial Statements	Not applicable (See item 8)
18	Financial Statements	Not applicable (See item 8)
19	Exhibits	Exhibit Index

* Captions have been included only in respect of pages with multiple sections on the same page in order to identify the relevant caption on that page covered by the corresponding Form 20-F item number.

2022 Annual Report on Form 20-F

Notes
The terms Barclays or Group refer to Barclays PLC together with its subsidiaries. Unless otherwise stated, the income statement analysis compares the year ended 31 December 2022 to the corresponding twelve months of 2021 and balance sheet analysis as at 31 December 2022 with comparatives relating to 31 December 2021. The abbreviations ‘£m’ and ‘£bn’ represent millions and thousands of millions of Pounds Sterling respectively; the abbreviations ‘$m’ and ‘$bn’ represent millions and thousands of millions of US Dollars respectively; and the abbreviations ‘€m’ and ‘€bn’ represent millions and thousands of millions of Euros respectively.
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
The information in this document, which was approved by the Board of Directors on 14 February 2023, does not comprise statutory accounts within the meaning of Section 434 of the Companies Act 2006. Statutory accounts for the year ended 31 December 2022, which contain an unmodified audit report under Section 495 of the Companies Act 2006 (which does not make any statements under Section 498 of the Companies Act 2006), will be delivered to the Registrar of Companies in accordance with Section 441 of the Companies Act 2006.
Barclays is a frequent issuer in the debt capital markets and regularly meets with investors via formal road-shows and other ad hoc meetings. Consistent with its usual practice, Barclays expects that from time to time over the coming quarter it will meet with investors globally to discuss these results and other matters relating to the Group.
Non-IFRS performance measures
Barclays management believes that the non-IFRS performance measures included in this document provide valuable information to the readers of the financial statements as they enable the reader to identify a more consistent basis for comparing the businesses’ performance between financial periods and provide more detail concerning the elements of performance which the managers of these businesses are most directly able to influence or are relevant for an assessment of the Group. They also reflect an important aspect of the way in which operating targets are defined and performance is monitored by Barclays management. However, any non-IFRS performance measures in this document are not a substitute for IFRS measures and readers should consider the IFRS measures as well. Refer to the appendix on pages 313 to 317 for further information and calculations of non-IFRS performance measures included throughout this document, and the most directly comparable IFRS measures.
Key non-IFRS measures included in this document, and the most directly comparable IFRS measures, are:
–Attributable profit/(loss) excluding litigation and conduct represents attributable profit/(loss) excluding litigation and conduct charges. The comparable IFRS measure is attributable profit/(loss);
–Average allocated equity represents the average shareholders’ equity that is allocated to the businesses. The comparable IFRS measure is average equity. A reconciliation is provided on pages 314 to 315
–Average allocated tangible equity is calculated as the average of the previous month’s period end allocated tangible equity and the current month’s period end allocated tangible equity. The average allocated tangible equity for the period is the average of the monthly averages within that period. Period end allocated tangible equity is calculated as 13.5% (2021: 13.5%) of RWAs for each business, adjusted for capital deductions, excluding goodwill and intangible assets, reflecting the assumptions the Group uses for capital planning purposes. Head Office allocated tangible equity represents the difference between the Group’s tangible shareholders’ equity and the amounts allocated to businesses. The comparable IFRS measure is average equity. A reconciliation is provided on pages 314 to 315;
–Average tangible shareholders’ equity is calculated as the average of the previous month’s period end tangible equity and the current month’s period end tangible equity. The average tangible shareholders’ equity for the period is the average of the monthly averages within that period. The comparable IFRS measure is average equity. A reconciliation is provided on pages 314 to 315;
–Cost: income ratio is calculated as total operating expenses divided by total income;
–Loan: deposit ratio is calculated as loans and advances at amortised cost divided by deposits at amortised cost. The components of the calculation have been included on page 270;
–Loan loss rate is quoted in basis points and represents total impairment charges divided by gross loans and advances held at amortised cost at the balance sheet date. The components of the calculation have been included on page 226;
–Net interest margin is calculated by dividing net interest income by the sum of average customer assets. The components of the calculation have been included on page 313;
–Operating costs is a measure of total operating expenses excluding litigation and conduct charges, UK bank levy and GMP;
–Operating expenses excluding litigation and conduct represents operating expenses excluding litigation and conduct charges. The comparable IFRS measure is operating expenses;
–Performance measures excluding the impact of the Over-issuance of Securities is calculated by excluding the impact of the Over-issuance of Securities from performance measures. The components of the calculations have been included on page 315;
–Profit before impairment is calculated by excluding credit impairment charges or releases from profit before tax;
–Return on average allocated equity represents the return on shareholders’ equity that is allocated to the businesses. The comparable IFRS measure is return on equity. A reconciliation is provided on page 317;
–Return on average allocated tangible equity is calculated as the annualised profit after tax attributable to ordinary equity holders of the parent, as a proportion of average allocated tangible equity. The comparable IFRS measure is return on equity. A reconciliation is provided on page 317;
–Return on average allocated tangible equity excluding litigation and conduct is calculated as the annualised profit after tax attributable to ordinary equity holders of the parent excluding litigation and conduct charges, as a proportion of average allocated tangible equity. The comparable IFRS measure is return on equity. A reconciliation is provided on page 317;
–Return on average tangible shareholders’ equity is calculated as the annualised profit after tax attributable to ordinary equity holders of the parent, as a proportion of average shareholders’ equity excluding non-controlling interests and other equity instruments adjusted for the deduction of intangible assets and goodwill. The comparable IFRS measure is return on equity. A reconciliation is provided on page 317; and
–Tangible net asset value per share is calculated by dividing shareholders’ equity, excluding non-controlling interests and other equity instruments, less goodwill and intangible assets, by the number of issued ordinary shares. A reconciliation is provided on page 316.

Forward-looking statements
This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to the Group. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results or other financial condition or performance measures could differ materially from those contained in the forward-looking statements. Forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as ‘may’, ‘will’, ‘seek’, ‘continue’, ‘aim’, ‘anticipate’, ‘target’, ‘projected’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’, ‘achieve’ or other words of similar meaning. Forward-looking statements can be made in writing but also may be made verbally by directors, officers and employees of the Group (including during management presentations) in connection with this document. Examples of forward-looking statements include, among others, statements or guidance regarding or relating to the Group’s future financial position, income levels, costs, assets and liabilities, impairment charges, provisions, capital, leverage and other regulatory ratios, capital distributions (including dividend policy and share buybacks), return on tangible equity, projected levels of growth in banking and financial markets, industry trends, any commitments and targets (including environmental, social and governance (ESG) commitments and targets), business strategy, plans and objectives for future operations and other statements that are not historical or current facts. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances. Forward-looking statements speak only as at the date on which they are made. Forward-looking statements may be affected by a number of factors, including, without limitation: changes in legislation, regulation and the interpretation thereof, changes in IFRS and other accounting standards, including practices with regard to the interpretation and application thereof and emerging and developing ESG reporting standards; the outcome of current and future legal proceedings and regulatory investigations; the policies and actions of governmental and regulatory authorities; the Group’s ability along with governments and other stakeholders to measure, manage and mitigate the impacts of climate change effectively; environmental, social and geopolitical risks and incidents and similar events beyond the Group’s control; the impact of competition; capital, leverage and other regulatory rules applicable to past, current and future periods; UK, US, Eurozone and global macroeconomic and business conditions, including inflation; volatility in credit and capital markets; market related risks such as changes in interest rates and foreign exchange rates; higher or lower asset valuations; changes in credit ratings of any entity within the Group or any securities issued by it; changes in counterparty risk; changes in consumer behaviour; the direct and indirect consequences of the Russia-Ukraine war on European and global macroeconomic conditions, political stability and financial markets; direct and indirect impacts of the coronavirus (COVID-19) pandemic; instability as a result of the UK’s exit from the European Union (EU), the effects of the EU-UK Trade and Cooperation Agreement and any disruption that may subsequently result in the UK and globally; the risk of cyber-attacks, information or security breaches or technology failures on the Group’s reputation, business or operations; the Group’s ability to access funding; and the success of acquisitions, disposals and other strategic transactions. A number of these factors are beyond the Group’s control. As a result, the Group’s actual financial position, results, financial and non-financial metrics or performance measures or its ability to meet commitments and targets may differ materially from the statements or guidance set forth in the Group’s forward-looking statements. Additional risks and factors which may impact the Group’s future financial condition and performance are identified in Barclays PLC’s filings with the SEC (including, without limitation, Barclays PLC’s Annual Report on Form 20-F for the financial year ended 31 December 2022), which are available on the SEC’s website at www.sec.gov.
Subject to Barclays PLC’s obligations under the applicable laws and regulations of any relevant jurisdiction (including, without limitation, the UK and the US) in relation to disclosure and ongoing information, we undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
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

Table of content

Strategy		2

Climate and sustainability		16

Governance	■Governance contents	53
	■Directors’ report	55
	■Our people and culture	111
	■Remuneration report	119

Risk review	■Risk review contents	186
	■Risk management	188
	■Material existing and emerging risks	191
	■Climate change risk management	207
	■Principal risk management	204
	■Risk performance	218
	■Supervision and regulation	291

Financial review	■Financial review contents	299
	■Key performance indicators	300
	■Consolidated summary income statement	302
	■Income statement commentary	303
	■Consolidated summary balance sheet	304
	■Balance sheet commentary	305
	■Analysis of results by business	306
	■Non-IFRS performance measures	313

Financial statements	■Financial statements contents	318
	■Consolidated financial statements	323
	■Notes to the financial statements	332

Shareholder information	■Key dates, Annual General Meeting, dividends, and other useful information	425

Designed to create synergies Our universal banking model enables us to create synergies, across the organisation and deliver long-term value for our stakeholders. We deploy our resources ... We draw on tangible and intangible assets to drive long-term, sustainable value creation. Our people, Purpose, Values and Mindset Our people are our organisation. We deliver success through a purpose-driven and inclusive culture. Technology and infrastructure Our deep technology and infrastructure capabilities drive customer experiences and support strong resiliency. Our brand Our brand equity instils trust, lowers the cost of acquiring customers and clients and helps retain them for longer. Operations and governance Our risk management, governance and controls help ensure customer and client outcomes are delivered in the right way. to serve the financial needs of our diversified customer base... Due to our wide range of products and services across markets, we define ourselves as a ‘universal bank’. Moving We facilitate transactions and move money around the world. Protecting We ensure the assets of our clients and customers are safe. Lending We lend to customers and clients to support their needs. Investing and advising We help our customers and clients invest assets to drive growth. Connecting We connect companies seeking funding with the financial markets. Strategy Climate and sustainability Governance Risk review Financial review Financial statements Shareholder information Barclays PLC 2022 Annual Report on Form 20-F 02 Our business model delivering value through synergies ... We bring our organisation together to create synergies and deliver greater value. Providing customers and clients with the full range of our products and services. Joining up different parts of the Group so capabilities in one can benefit another. Applying Group-wide technology platforms to deliver better products and services. Making the Group more efficient. providing clear outcomes for our stakeholders. Our diversified model provides the resilience and consistency needed for the road ahead. Customers and clients Supporting our customers and clients to achieve their goals with our products and services. Society Providing support to our communities, and access to social and environmental financing to address societal need. Colleagues Helping our colleagues across the world develop as professionals. Investors Delivering attractive and sustainable shareholder returns on a foundation of a strong balance sheet. Strategy Climate and sustainability Governance Risk review Financial review Financial statements Shareholder information Barclays PLC 2022 Annual Report on Form 20-F 03 Our business model (continued)

Sustaining and growing in challenging times Our strategy enables us to sustain and grow through different market conditions and evolving trends Our Purpose informs our strategy Our diversification, built to deliver double-digit returns Strategic priorities to sustain and grow We deploy finance responsibly to support people and businesses, acting with empathy and integrity, championing innovation and sustainability, for the common good and the long term. Our diversification means we are resilient through economic cycles and can deliver double-digit returns. • A large-scale retail and business bank in the UK. • An international bank containing: – a top tier global corporate and investment bank – a broad international consumer lending, cards and payments franchise. Deliver next-generation, digitised consumer financial services Deliver sustainable growth in the CIB Capture opportunities as we transition to a low-carbon economy Strategy Climate and sustainability Governance Risk review Financial review Financial statements Shareholder information Barclays PLC 2022 Annual Report on Form 20-F 04 Our strategy

Deliver next- generation, digitised consumer financial services As technology transforms consumer financial services, we are building and delivering enhanced products and services for our customers, leveraging our payments interconnection and improving our efficiency. Our objectives • Investing in digital capabilities to improve service for customers and unlock new sources of income: • accelerating digital access and adoption, while not leaving customers behind • building cost-effective infrastructure • using the quality and scale of our data to better understand customer needs, anticipate trends and deliver more competitive products and services • Realising value from investment in Payments across the Group, delivering additional income streams • Expanding unsecured lending through partnerships • Creating a competitive Wealth franchise to efficiently service customers’ evolving needs Strategic context Technology is transforming the way consumers access products and services. We are adapting to anticipate and meet those needs, and find effective means of ensuring non-digital customers can still access our services. Progress We continue to invest in our digital capabilities, upgrading our systems, moving to cloud technology and implementing automation of manual processes. This is allowing us to deliver a more personalised digital journey, reduce cost and create additional capacity to support more of our customers. We are introducing digital tools to the Barclays app to provide new products for our customers, improve the overall experience and enable individuals to manage their finances better. For example, mortgage customers can manage their mortgages seamlessly through the app, including switching onto a new rate up to 180 days before their current rate expires. This year, our active mobile customers have grown to 10.5 million and we hit a record of 15.4 million logins in a single day – demonstrating the impact of going digital-first. In our US consumer business, we completed the acquisition of the Gap cards portfolio, doubling our customer base in the US. We continue to adapt our service model by building out Barclays Local – an alternative branch presence for those who need in-person support. Our new Cashback Without Purchase programme was launched to give customers the ability to withdraw cash for free via thousands of small businesses across the country, supporting those communities without a branch or cashpoint. Evolution in 2023 and beyond We are working to develop a seamless, digital customer journey that provides access to a full range of unsecured lending solutions and the ability to switch between different credit products - expanding beyond cards into merchant integrated point-of-sale lending and open market loans. 59.8 US Consumer Bank Digital tNPS 2022 Target: 55 The new Digital tNPS metric provides us with feedback on customer experience, and can be measured at the digital journey level. 76% % of UK customer journeys digitally enabled 2021: 72% As customers needs change with evolving technology, we are adapting to facilitate customer journeys digitally. Strategy Climate and sustainability Governance Risk review Financial review Financial statements Shareholder information Barclays PLC 2022 Annual Report on Form 20-F 05 Our strategy (continued)

Deliver sustainable growth in the CIB As the capital markets grow, we will seek to maintain our market position as a top six global investment bank while investing in new capabilities to serve our clients. Our objectives • Building consistent strength in Investment Banking, expanding in high- growth sectors and deepening our M&A capabilities • Consistently investing in our Global Markets business with particular priority given to digital investment to ensure we are an electronic-first markets business • Capturing greater client flow in Equities and balances in Prime Financing while growing our share in Securitised Products and Macro Rates, FX and EM • Broadening Corporate Banking product capabilities, particularly in Europe and US • Optimising our global footprint by expanding the CIB internationally where we have an attractive opportunity Strategic context A strong presence in the capital markets is important as this remains core to our clients’ needs. Trading and investment banking income is subject to market volatility, and banks have sought to diversify CIB revenues to increase the predictability of earnings. Our success will be judged on our absolute performance, as well as how we perform in terms of Investment Banking fee wallet share and Global Markets revenue relative to our competitors, which are industry standard markers for CIB performance. Progress In 2022, we maintained our overall ranking of sixth globally across Investment Bankinga and Global Marketsb, narrowing the gap to fifth. We increased the diversity and predictability of our income, growing our financing business in Global Markets, including in Prime. We further integrated our Corporate Banking services to global and UK multinationals with our Investment Banking business, focusing on growing our Transaction Banking share across our core CIB markets. We actively recruited to strengthen our teams and in November, we opened new state-of-the- art trading floors in our London headquarters, bringing all CIB colleagues in London into one location to further enhance collaboration and client service. Evolution in 2023 and beyond We will continue to invest in Investment Banking high-growth sectors and in our digital initiatives in Global Markets. We will also seek to further build our Corporate Banking business in the US and Europe – a key source of stable, high- returning income. 700+ Growth in Corporate Banking clients in Europe 2021: c.600 £2.9bn Total Financing incomec 2021: £2.2bn Notes: a Dealogic Investment Banking global fee ranking and share demonstrating our performance vs peers, for the period covering 1 January 2020 to 31 December 2022. b Global Markets market share and rank for Barclays is based on our share of Top 10 banks reported revenues. Peer banks include BoA, BNP, CITI, CS, DB, GS, JPM, MS and UBS. c Global Markets Financing includes income related to client financing in both FICC and Equities. In FICC this includes fixed income securities repurchase agreements, structured credit, warehouse and asset backed lending. In Equities this includes prime brokerage margin lending, securities lending, quantitative prime services, futures clearing and settlement, synthetic financing, and equity structured financing. All other items are considered intermediation. Strategy Climate and sustainability Governance Risk review Financial review Financial statements Shareholder information Barclays PLC 2022 Annual Report on Form 20-F 06 Our strategy (continued)

Capture opportunities as we transition to a low-carbon economy We want to work alongside customers and clients as they transition to a low- carbon economy, using our advisory and financial expertise to help them navigate this period of extraordinary change. Our objectives • Using our financial and capital markets expertise to support the scale-up of low- carbon technologies, infrastructure and capacity • Supporting clients to decarbonise by providing financial advice and finance, including supporting the transition towards a low-carbon economy • Continuing to develop green and sustainable banking products, including green mortgages, bonds, loans and investment funds eligible under our updated Barclays’ Sustainable Finance Framework • Investing in sustainability-focused start-ups with growth potential • Continuing to make progress to achieve our ambition to become a net zero bank by 2050, including aligning all of our financing to the goals and timelines of the Paris Agreement, consistent with limiting the increase in global temperatures to 1.5°C • Continuing to reinforce our social and environmental policies through our governance Strategic context The scale of the investment needed for a timely transition is significant. The final decision text from COP27 stated that $4trna per year needs to be invested in renewables to be able to reach net zero emissions by 2050 and furthermore, a global transformation to a low-carbon economy is expected to require investments of between $4-6trna per year. We are determined to capture these opportunities by supporting our customers and clients in their transition. Progress As defined by our Sustainable Finance Framework, in 2022 we facilitated £25.5bn of green financing, reflecting our ability to capture the opportunities from the transition. After a strategic review of our capabilities, market demand and growth opportunities, in December we announced a new target to facilitate $1trn of Sustainable and Transition Financing between 2023 and the end of 2030. In addition, we also announced that we will be increasing our investment into global climate- tech start-ups through our Sustainable Impact Capital portfolio to £500m by the end of 2027, As noted in last year's Annual Report, we strengthened our risk and control governance, recognising climate as a Principal Risk. Evolution in 2023 and beyond Aligned to our new $1trn target, we will continue to invest in our business, with the aim of creating a centre of excellence for sustainable finance within the CIB, delivering a fuller suite of products, solutions, and expertise to clients as they navigate the transition towards a low- carbon economy. In the next phase of our Sustainable Impact Capital investments we expect will see an enhanced focus on decarbonisation technologies which are enabling the transition within carbon-intensive sectors, particularly carbon capture and hydrogen technologies. £89m invested through our Sustainable Impact Capital Programme £2.6bn Green home mortgages issued since 2018 Barclays was one of the first major lenders to launch a Green Mortgage in 2018 and in January 2022, we announced the launch of Green Home Buy-to-let Mortgages Green financing facilitated (2018-2030) £bn 62.2 25.5 87.8 n Progress from 2018 to 2021 n 2022 progress n Total achieved to date n Against a target of £100bn by 2030 Note: a $4-6trn as referenced at COP27 at unfccc.int/documents/624444 as well as the United Nations Environment Programme - Emissions Gap Report 2022 at unep.org/resources/emissions-gap-report-2022. Strategy Climate and sustainability Governance Risk review Financial review Financial statements Shareholder information Barclays PLC 2022 Annual Report on Form 20-F 07 Our strategy (continued)

About Barclays We are diversified by business, geography and income type. Our operations include consumer banking and payment services in the UK, US and Europe, as well as a global corporate and investment bank. Our structure Barclays operates as two divisions, Barclays UK and Barclays International, supported by our service company, Barclays Execution Services. Barclays UK Barclays UK consists of our UK Personal Banking, UK Business Banking and Barclaycard Consumer UK businesses. These businesses are carried on by our UK ring-fenced bank (Barclays Bank UK PLC) and certain other entities within the Barclays Group. UK Personal Banking offers retail solutions to help customers with their day-to-day banking needs. UK Business Banking serves business clients, from high-growth start-ups to small and medium-sized enterprises, with specialist advice for their business banking needs. Barclaycard Consumer UK is a leading credit card provider, offering flexible borrowing and payment solutions, while seeking to deliver a leading customer experience. Barclays International Barclays International consists of our Corporate and Investment Bank and Consumer, Cards and Payments businesses. These businesses operate within our non ring-fenced bank (Barclays Bank PLC) and its subsidiaries, and certain other entities within the Group. Barclays Corporate and Investment Bank is comprised of the Investment Banking, Corporate Banking and Global Markets businesses, aiding money managers, financial institutions, governments, supranational organisations and corporate clients to manage their funding, financing, strategic and risk management needs. The Consumer, Cards and Payments division of Barclays International is comprised of our International Cards and Consumer Bank, Private Bank and Barclaycard Payments businesses. As part of our International Cards and Consumer Bank, in the US we have a partnership-focused business model, offering credit cards to consumers through our relationships. We also offer online retail savings products, instalment payments and personal loans. In Germany, we offer multiple consumer products including own-branded and co-branded credit cards, online loans, electronic Point of Sale (ePOS) financing and deposits. Barclaycard Payments enables businesses of all sizes to make and receive payments. Our Private Bank offers banking, credit and investment capabilities to meet the needs of our clients across the UK, Europe, the Middle East and Africa, and Asia. Barclays Execution Services Barclays Execution Services is the Group-wide service company providing technology, operations and functional services to businesses across the Group. Strategy Climate and sustainability Governance Risk review Financial review Financial statements Shareholder information Barclays PLC 2022 Annual Report on Form 20-F 08 Division reviews

Barclays UK Barclays UK consists of our UK Personal Banking, UK Business Banking and Barclaycard Consumer UK businesses. Highlights • UK Personal Banking offers retail solutions to help customers with their day-to-day banking needs. • UK Business Banking serves business clients, from high-growth start-ups to SMEs, with specialist advice for their business banking needs. • Barclaycard Consumer UK is a leading credit card provider, offering flexible borrowing and payment solutions, while delivering a leading customer experience. Measuring where we are £7.3bn Income 2021: £6.5bn £2.6bn Profit before tax 2021: £2.5bn +11 Barclays UK NPS 2021: +11 £4.3bn Operating expenses 2021: £4.4bn 13.8% Return on Equity 2021: 13.0% +12 Barclaycard NPS 2021: +418.7% Return on Tangible Equity 2021: 17.6% Market and operating environment Focus areas Against a challenging economic and political backdrop this year, customer confidence in both the UK economy and its impact on their personal finances fell. Inflationary pressures have put significant strain on our customers in the UK and elsewhere, with many adapting to address these challenges, from changing their spending habits to paying down higher cost debts. As a bank, we have an important duty to play in society, and use our expertise to help people with their financial wellbeing, providing them with the support they need to navigate these uncertain times, including help with money management and budgeting. Providing exceptional service and insights to customers: We aim to provide simple, relevant and prompt services and propositions for our customers so they have greater choice and access to the support they need to make their money work for their individual circumstances. Driving technology and digital innovation: We continue to invest in our digital capabilities, upgrading our systems, moving to cloud technology and implementing automation of manual processes. This is intended to allow us to deliver a more personalised digital experience, reduce cost and create additional capacity to support more of our customers. It aims to give us the capability to drive service and improve financial inclusion. Continuing to grow our business: We are pursuing partnership and acquisition opportunities to build and deliver better propositions and services, while continuing to innovate across our Barclays platforms to unlock new and sustainable income streams. In the unsecured lending space, in particular, we are working with partners such as Avios, to adapt to evolving customer demands as they look for flexibility, convenience and safety from their lending solutions - driving a shift from overdrafts, towards reward credit cards and instalment lending. Evolving our societal purpose: We are working across the communities in which we serve to support financial inclusion and recognise our role in supporting the transition towards a low-carbon economy. We are reinventing how we support customers in the community and also seeking to preserve access to banking for consumers and businesses over the long term. There continues to be a significant shift towards digital adoption and demand for digital financial services to meet day-to-day needs. The changes in competition over the past decade makes addressing these evolving customer expectations even more pertinent. We aim to provide customers with banking services in new and innovative ways, embracing technology as a means of making things simpler, more transparent and more secure. Whilst we have seen an increase in the number of customers moving to digital, there remains a cohort of customers who are digitally less confident, and require more traditional points of engagement. UK regulation continues to evolve, seeking to provide higher levels of protection for the consumer. The Consumer Duty, due to come into force in July 2023, is focused on ensuring that firms deliver good customer and client outcomes through: ensuring those products and services provide fair value; enabling informed decision-making and providing support that meets the needs of customers and clients. These key principles align with the Barclays UK Purpose and strategy, and we are committed to ensuring that the Consumer Duty is demonstrably embedded throughout the organisation. Strategy Climate and sustainability Governance Risk review Financial review Financial statements Shareholder information Barclays PLC 2022 Annual Report on Form 20-F 09 Divisional reviews (continued)

Year in review Barclays UK delivered a RoE of 13.8% (2021: 13.0%) and a RoTE of 18.7% (2021: 17.6%), as the continued evolution into a next generation, digitised consumer bank delivered strong returns and cost efficiencies, which combined with rising interest rates, contributed to a cost: income ratio of 60% (2021: 68%). This year, the UK has seen its fastest increase in inflationary pressure on household budgets in 40 years, and we have focused on making sure our customers have the support they need to navigate these challenging times. This includes our Money Management Hub, which provides tools and information directly to our customers, giving them a better grasp of their spending behaviours and the steps they can take to improve their financial wellbeing. We have been focused on helping customers boost their financial resilience in the long term, by encouraging healthy saving habits through the launch of our Rainy Day Saver account, as well as providing one-to-one support for customers experiencing financial hardship through our expert financial assistance teams. We continue to focus on improving the overall customer experience by identifying and supporting the removal of the root causes of customer complaints. Complaints in 2022 have further reduced, with volumes decreasing 17% year on year excluding PPI complaints, or decreasing 18% when looking at total complaints. This has been achieved through the continued stability of our platforms, alongside regular and direct communications with customers during times of change, particularly in relation to our service model. We have seen acute pressures in areas impacted by economic events, such as an increase in complaints related to mortgages as customers rush to find the right rates for them in light of Bank of England interest rate changes. The Net Promoter Score (NPS) for Barclays UK was relatively stable throughout 2022 at +11. This reflects the returning capability to service our customers after previous declines during the pandemic. However, we recognise that we need to continue to push forward our initiatives to drive further improvements in customer experience, including improving and expanding our digital journeys. Barclaycard UK NPS continued to trend upwards throughout 2022 to +12, in line with the market, as usage and availability of credit became more important to customers. We continue to evolve our physical service model, expanding Barclays Local - an alternative branch presence for those who need in-person support - which includes mobile banking vans and pop-up banking sites in community centres, libraries and business hubs. This transformation reflects the reality of the rapid digitisation of transactional banking, as customers demand more convenient, simpler ways to bank that fit their lives. These new formats seek to ensure we leave no- one behind and remain available, in person, to support the small proportion of customers unable to self-serve digitally, who value physical presence when things go wrong or to support them through vulnerability. Supporting vulnerable customers across all of our Barclays channels remains a key focus. We have trained over 16,000 frontline colleagues to better recognise the subtle signs of vulnerability when speaking to customers who might need additional support, and are encouraging them to allow us to put an indicator on their banking records to ensure that Barclays, holistically, understands their needs and can better serve them across all their touchpoints as a result. Whilst we have made progress, we have more to do to embed this with colleagues, including further training and support materials. Strategy Climate and sustainability Governance Risk review Financial review Financial statements Shareholder information Barclays PLC 2022 Annual Report on Form 20-F 10 Divisional reviews (continued)

As part of the changes to our physical branches, we are working to ensure that customers who rely on cash can still access it and get the support they need. Barclays is a member of the Cash Action Working Group (CAG), working with industry banks and consumer groups, the Post Office and LINK, in an agreement on shared services such as banking hubs, helping to ensure long-term cash availability across the UK. We also rolled out a new Cashback Without Purchase service, in partnership with Barclaycard Payments, creating thousands of new locations for consumers to withdraw cash from shops, cafes, restaurants and other small businesses for free. We anticipate that it will also help local community cash recycling and boost business footfall. We continue to invest in smarter technologies to improve the customer and colleague experience, particularly for our digital journeys. For example, our mortgage customers can now manage their mortgage through the Barclays app, including switching onto a new rate up to 180 days before their current rate expires instead of 90 days previously, and have the ability to apply for additional borrowing. This provides customers with greater choice of channel, and avoids the need for an appointment to be made when advice is not required. In 2022, our active mobile customers grew to 10.5 million and we hit a record of 15.4 million logins in a single day, demonstrating the impact of going digital-first. We have delivered a regular programme of customer education on fraud, scams and mules alongside our new 'Scan for a Scam' campaign, leveraging social media and influencers to ensure as broad a reach as possible. We have also invested in upskilling and educating colleagues across economic crime, and as a result, complaints relating to fraud, scams and mules have reduced by 17% versus 2021. We continued to unlock new and sustainable sources of income, which also provide innovative propositions for our customers. We have reached an agreement to acquire Kensington Mortgage Company, a specialist mortgage lending platform focused on providing mortgages via brokers to customers with complex incomes, together with a portfolio of UK mortgages. This will complement our existing residential mortgage offerings and give us the chance to support even more customers. Regulatory approval has been obtained and the transaction is expected to complete in Q1 2023. Within our unsecured lending proposition, we are also working with partners to provide differentiated solutions for our customers, helping them make the most of their day-to-day spending, including launching two new co-branded credit cards this year in partnership with Avios. We continue to work on green finance products, recognising that uptake is relatively small but growing, reflecting economic constraints and the current immaturity of the policy environment. This year we expanded our green mortgages proposition to support the transition to a low- carbon economy, launching the Barclays Green Home Buy-to-Let Mortgage product. We also launched a Greener Home Reward pilot, providing eligible UK mortgage customers with cash rewards when retrofitting their homes, for example, when installing double or triple glazing, solar panels or insulation. Looking ahead Our aim remains putting customers and clients at the heart of the decisions we make, helping to ensure good customer outcomes for every customer and client. We are continuing to adapt our service model for customers, creating a more efficient, more resilient and seamless service at a pace that suits our customers' expectations. We’re also investing significantly in growing our financial assistance teams, to be on hand should customers and businesses run into some form of financial difficulty and need specialist support. More interactions are moving to digital and virtual channels, with customers demanding better digital services and fewer customers using our branch network. Where traditional branches may have been the most appropriate point of engagement in the past, we are looking to increase the range of more flexible options for our customers; delivering human support for those customers who are digitally less confident. This will continue to include physical branches, complemented with flexible banking pop-ups in community spaces, banking pods and mobile banking vans. We continue to ensure greater accessibility of cash in local and remote areas through our work with local businesses and the Post Office. We are building partnerships in the open market and work across Barclays to deliver additional value for our customers and businesses through our size and scale, and continue to invest in digital platforms, remove unnecessary processes and costs and aim for a seamless self-service for customers. We are acutely aware of increasing consumer expectations on climate and sustainability, and we are committed to supporting our customers and clients through the transition to a low-carbon economy with products and propositions which support greener choices. + For more information go online: home.barclays For our business customers, we continued to develop our partnership with Propel, helping to provide financing for businesses wanting to invest in renewable assets. To support this, in 2022, we launched a reduced interest rate proposition incentivising the purchase of electric vehicles. Strategy Climate and sustainability Governance Risk review Financial review Financial statements Shareholder information Barclays PLC 2022 Annual Report on Form 20-F 11 Divisional reviews (continued)

Barclays International: Corporate and Investment Bank Within Barclays International, the Corporate and Investment Bank comprises Investment Banking, Corporate Banking and Global Markets, aiding money managers, financial institutions, governments, supranational organisations and corporate clients to manage their funding, financing, strategic and risk management needs. Highlights • Our Global Markets business provides a broad range of clients with market insight, execution services, tailored risk management and financing solutions across equities, credit, securitisations, rates and foreign exchange products. • Investment Banking provides clients with strategic advice on mergers and acquisitions (M&A), corporate finance and financial risk management solutions, as well as equity and debt issuance services. • Corporate Banking provides working capital, transaction banking (including trade and payments), and lending for multinational, large and medium corporates, and for financial institutions. Measuring where we are £13.4bn Income 2021: £12.3bn £4.3bn Profit before tax 2021: £5.6bn 6th Investment Banking global fee ranking (2021: 6th) Dealogic rankinga £8.9bn Operating expenses 2021: £7.0bn 10.3% Return on Equity 2021: 14.2% 6th Global markets revenue rank Largest non-US bank (2021: 6th) Based on external reported Markets revenuesb 10.2% Return on Tangible Equity 2021:14.3% Market and operating environment Focus areas We saw global inflationary pressures and responsive monetary policy action in the form of interest rate increases by central banks across the globe have a profound effect on financial markets in 2022. Bond markets in particular were affected, with growth in yields not seen for decades. Many global equity markets were off double digit percentages in the context of these macro drivers.a Investing in high-growth sectors and maintaining high returns in Investment Banking: We are continuing to invest in high-growth sectors such as Technology and Healthcare, and we aim to sustain the investment we have made in our high-returning, fee-driven M&A and Equities businesses. Becoming an electronic-first Global Markets business, growing in targeted areas: In Global Markets, we are prioritising service excellence for our clients through simplification of our systems architecture, investing in Prime Brokerage, further bolstering our intermediation businesses and focusing on financing solutions to build a diversified portfolio that performs across the economic cycle. Capturing opportunities as we transition to a low-carbon economy: We aim to support clients who want to make their business models more sustainable, and use our scale and capital markets expertise to mobilise capital for the transition to a low- carbon economy. Improving integration: Across our businesses we are focused on serving clients in an integrated way. Our efforts to broaden and deepen our CIB offering across Europe will form an important part of this effort. In Corporate Banking we will continue to focus on delivering enhancements to how we engage with clients through our digital proposition and will continue to build our capabilities in the US and Europe. Broadly, we are focused on being a leading provider of digitally-enabled lending and transaction banking services to our clients in our chosen markets across the globe. As a consequence of this macro instability, global capital markets retreated to pre-pandemic levels from their record highs in 2021. Market volatility, inflation and geopolitical uncertainty created headwinds for dealmaking across all products, with significant declines in High Yield bonds (-80%) and Initial Public Offerings (-70%).a Across our CIB businesses, the opportunities presented by the climate transition and the broader sustainability agenda continued to grow despite challenging market conditions. Notes a Dealogic for the period covering 1 January 2021 to 31 December 2022. b Market share for Barclays is based on our share of top 10 banks' reported revenues. Peer banks include BoA, BNP, CITI, CS, DB, GS, JPM, MS and UBS. Strategy Climate and sustainability Governance Risk review Financial review Financial statements Shareholder information Barclays PLC 2022 Annual Report on Form 20-F 12 Divisional reviews (continued)

Year in review Corporate and Investment Bank RoE was 10.3% (2021: 14.2%) and RoTE was 10.2% (2021: 14.3%), a strong return in a year with challenging market conditions. This performance reflected the benefits of income diversification and continued investment in sustainable growth, partially offset by the net impact of the Over- issuance of Securities. Investment Banking revenue declined compared with a strong performance in 2021, driven by significant declines in the overall market opportunity. We are ranked sixth in overall global fee share for the third year running and are top five in Debt Capital Marketsa. We continued to invest in our Investment Banking coverage of high-growth sectors, including expanding our Sustainable Financing business. Founded in 2019, our sustainability- focused investment banking effort last year continued to advise and raise capital for companies seeking to address environmental or social challenges, helping our firm deliver on its strategic priority of assisting our clients with the transition to a low-carbon economy. Our Global Markets business acted as a market- maker and liquidity provider to clients across the globe, playing an important role in helping them to find opportunities and manage risk during a continued period of heightened market disruption. During a year which experienced several distinct episodes of volatility, we materially increased revenues and captured share relative to our peers. The importance of business diversification across Global Markets was evidenced by the gains in our FICC businesses, which helped to offset declines in our Equities business. We continued to invest in enhancing our Global Markets digital proposition, including our electronic trading capabilities and our digital self- service platform, as well as our financing platforms across Fixed Income and Equities. In Corporate Banking, revenues grew off the back of strong interest income given the rising interest rate environment, although this performance was partly offset by rising impairments owing to the increasingly challenging business environment. 2022 was defined by an increased focus on capital discipline, including increased selectivity around risk taking and a streamlined and consistent approval process across all of CIB lending. We made significant progress in 2022 in expanding our international capabilities, particularly with the build out of our Corporate Banking businesses in the US and Europe. We have also continued to invest in strengthening our digital capabilities, including driving the adoption of iPortal to provide our clients with seamless access to our transaction banking product set. Our Research team continued to deliver differentiated insights to our clients, acting as a driver of thought leadership for the CIB. We sought to further drive the ESG agenda in support of our climate strategy in 2022, through establishing a new Sustainable and Thematic Research team, focused on identifying multi- sector thematic trends that could shape the future business environment, and partnering with our Data and Investment Science teams to bring data-driven insights to our clients. Note a Dealogic for the period covering 1 January 2020 to 31 December 2022. Looking ahead momentum and improve revenue contribution from our equity and advisory offerings. Aligned to our new climate-related target to facilitate $1trn of Sustainable and Transition Financing, we will continue to invest in creating a centre of excellence for sustainable finance, and broaden the range of ESG capital market product types we offer across more client segments. In Corporate Banking, we continue to monetise investments in our European and US offering with an emphasis on growing our Transaction Banking business. Our focus will remain on steadily improving our credit portfolio returns by reallocating risk weighted assets to higher-returning opportunities. We continue to invest in our trade, payments and wholesale lending offerings and look to further enhance our digital proposition. Across our Corporate and Investment Bank, we remain focused on maintaining our client- centric approach and developing opportunities to grow our business and increase returns. We continue to focus on growth in high-returning, capital efficient parts of our business and to sustain our focus on cost discipline and operational rigour. In Global Markets we are focused on further developing our electronic trading-led business, investing in low touch and machine learning capabilities to drive efficiency and scale and better serve the needs of our investor base. We will continue to invest in growth in Securitised Products, Emerging Markets, and parts of our Rates and Foreign Exchange businesses. Investment Banking continues to invest in high-priority sectors, particularly in Healthcare and in Technology in the US and Europe. More broadly, we aim to build on + For further information go online at barclayscorporate.com Strategy Climate and sustainability Governance Risk review Financial review Financial statements Shareholder information Barclays PLC 2022 Annual Report on Form 20-F 13 Divisional reviews (continued)

Barclays International: Consumer, Cards and Payments The Consumer, Cards and Payments division of Barclays International is comprised of our International Cards and Consumer Bank, Private Bank and Barclaycard Payments businesses. Highlights • As part of our International Cards and Consumer Bank, in the US we have a partnership-focused business model, offering co-branded and private-label credit cards to consumers through our relationships with some of America’s well known brands, including American Airlines and Gap Inc. We also offer online retail deposits products (savings and certificates of deposit), personal loans, instalment payments, and point-of-sale financing. • In Germany, we offer multiple consumer products, including own-branded and co-branded credit cards, online loans, electronic Point of Sale (ePOS) financing and deposits. • Barclaycard Payments enables businesses of all sizes to make and receive payments. • Our Private Bank offers banking, credit and investment capabilities to meet the needs of our clients across the UK, Europe, the Middle East and Africa, and Asia. Measuring where we are £4.5bn Income 2021: £3.3bn £0.7bn Profit before tax 2021: £0.8bn +44 US Consumer Bank Care tNPS 2021: +43.4 £3.1bn Operating expenses 2021: £2.4bn 8.4% Return on Equity 2021: 12.8% 74.1% CC&P US customer digital engagementa 2021: 71.8% 10.0% Return on Tangible Equity 2021: 15.0% Market and operating environment Focus areas We continue to see recovery in consumer activity and spending post the COVID-19 pandemic. As cash use declines and online transactions grow, the shift towards digital services and payments continues. We strive to deliver next-generation consumer financial services, offering best-in-class finance, private banking and payment solutions. Responding to changing consumer behaviour: We continue to invest in the digitalisation of our businesses, delivering new products and capabilities to reflect growing trends. This includes focusing on scaling our existing e- commerce solutions to add further value to our digitally engaged customers, small businesses and corporates. Building a more efficient and seamless business: We are accelerating our automation agenda to drive operational efficiency and create a more seamless, digital customer experience. Winning new partnerships: We are focused on broadening relationships with our existing partners and pursuing new partnerships, particularly in the US. We are also building capabilities to offer new financing solutions across all our markets. Growing in key markets: We are continuing to drive growth in our strategic home and international markets. In 2023 the planned integration of the Private Bank and Barclays UK Wealth and Investment Management business will strengthen our position in the UK, while we continue to deepen our existing footprint outside the UK and further strengthen and expand our product capabilities. Note a Excluding new Gap customers. We are seeing a rise in the popularity of alternative payment methods such as Buy Now Pay Later and Open Banking, not only online but also face to face, as consumer behaviour continues to evolve and the need for omni- channel integrated solutions increases. The rise in inflation and the interest rate environment is driving changes in consumer behaviour, particularly around demand for personal loans and the impact of the increasing cost of borrowing. Market uncertainty has moderated Private Bank clients' appetite to invest in regular equity- related strategies while the comeback of significant positive fixed income yields has created strong tailwinds for alternate strategies. In parallel, higher market volatility is supporting strong investment in transactional activity and revenue as well as supporting demand for private market funds. With an increasing regulatory focus on consumer protection (including the FCA’s Consumer Duty due to come into force in July 2023), we continue to provide customers and clients with the information and tools to select the right products and services best suited for their needs. This is at the foundation of our business, ensuring we act to deliver good outcomes and avoid harms for our customers and clients. Strategy Climate and sustainability Governance Risk review Financial review Financial statements Shareholder information Barclays PLC 2022 Annual Report on Form 20-F 14 Divisional reviews (continued)

Year in review CC&P delivered a RoE of 8.4% (2021: 12.8%) and a RoTE of 10.0% (2021: 15.0%), and continued to invest for growth while absorbing a provision for customer remediation costs relating to legacy loan portfolios. ▪ We successfully launched a new long-term programme with Gap Inc., the largest specialty apparel company in the USa, to issue both co- branded and private label credit cards and also renewed our existing partnership agreement with Carnival Cruise Lines, among other partners. Both are good examples of how we maintained our position as a top 10 credit card issuerb in the US. ▪ We continued to invest in our digital servicing model, reaching a digital active user rate of 74.1%c. We have seen a slight improvement on the Care Net Promoter Scored in the US Consumer Bank, reaching +44, versus +43.4 in 2021. • Our Payments business maintained its position as one of the foremost payment processors in Europee. We secured new client relationships, and retained others, including Ryanair and Getir UK. We’ve also added to our capabilities with the launch of Smartpay Touch, our new card acceptance solution as well as Cashback Without Purchase, a new service enabling UK consumers to withdraw cash for free from thousands of local retailers and small businesses. ▪ In Germany, we continue to be a leading provider of consumer financef through our credit cards and personal loans business. We relaunched our Deposits Open Market offer to further diversify our revenue structure. ▪ The Private Bank continued to drive its market strategy, deepen its footprint in established markets, while monetising recent investments in Asia and EEA through new client acquisition. A Referral Agreement was also undertaken with Credit Suisse, enabling the Private Bank to grow its business in Africa. We continued to drive enhancements to client experience, as well as product offering, including asset management capabilities. Financial inclusion in our US consumer business The Community Reinvestment Act (CRA) is a US federal law designed to encourage financial institutions to help meet the needs of borrowers in all segments of their communities, including low and moderate-income neighbourhoods. Barclays meets the CRA requirement by supporting and investing in local Community Development Financial Institutions (CDFIs), small-medium businesses and non-profits. The success of CDFIs, small-medium businesses and non-profits are key to a thriving community. Barclays has predefined goals with specific performance targets that we must meet each year in order to be considered in compliance with CRA guidelines. Barclays has met its CRA goals for 2022, evidencing that we are continuing to invest in the communities where we live, work and serve. Barclays Bank Delaware (BBDE) is committed to fair and equitable treatment of all prospective and existing customers without regard to race, sex, colour, national origin, religion, age, marital status, disability, sexual orientation, military status, gender identity, familial status, Limited English Proficiency, receipt of public assistance income, and good faith exercise of rights under the Consumer Credit Protection Act. Looking ahead partnership in 2022 is helping to accelerate our entry into the US retail sector. The Private Bank remains focused on targeted markets, deepening our client footprint in the UK, Europe, the Middle East and Africa, and Asia. The appetite for sustainable investing carries on growing at pace and we continue to manage sustainable portfolios for a broad range of clients. We intend to enhance product capabilities and drive better client experiences by improving end-to-end platform automation and delivering our digital agenda. We continue to make good progress in integrating BUK's Wealth and Investment Management business with our Private Bank to provide a more seamless client experience. Within Consumer, Cards and Payments, we continue to invest in building our technology and digital capabilities, to meet consumer demand and responding to an increasingly difficult economic environment. We aim to further scale our Payments business. Our goal is to deliver a world-class unified payments experience for customers, by combining payments and banking technology. We continue to deepen our relationships with corporates by collaborating with the Corporate and Investment Bank; grow our offering to small businesses; and evolve with our multinational customers. In Germany, we are leveraging proprietary and partner distribution channels, and developing seamless onboarding and underwriting capabilities, to grow our core business. As we focus on our partnership-centric + For more information go online at home.barclays We believe Barclays’ core Values of Respect, Integrity, Service, Excellence, and Stewardship reflect our commitment to fair lending and fair treatment principles and practices. We strive to develop long-term relationships by providing products and services that meet prospective and existing customer needs, avoid causing prospective and existing customer detriment or harm, and place our prospective and existing customers' interests at the heart of our strategy, planning, and decision-making processes. Notes a Gap Inc., 2020. b Nilson Report #1204 (mid-year ranking). c Excluding Cap customers. d Care tNPS provides an accurate measure of customer sentiment across our Fraud, Dispute, Credit and Care channels and replaces the relationship NPS reported in the 2021 Annual Report. e Nilson Report #1197 (May 2022). f Deutsche Bundesbank, Advanzia Bank S.A., plus own calculations. Strategy Climate and sustainability Governance Risk review Financial review Financial statements Shareholder information Barclays PLC 2022 Annual Report on Form 20-F 15 Divisional reviews (continued)

Barclays' Climate Strategy Our climate strategy is driven by considerations of all relevant risks as well as our Purpose to deploy finance responsibly to support people and businesses, acting with empathy and integrity, championing innovation and sustainability for the common good and the long term. 1 2 3 Achieving net zero operations Reducing our financed emissions Financing the transition Barclays is working to reduce its Scope 1, Scope 2 and Scope 3 operationala emissions consistent with a 1.5°C aligned pathway and counterbalance any residual emissions. Barclays is committed to aligning its financing with the goals and timelines of the Paris Agreement, consistent with limiting the increase in global temperatures to 1.5°C. Barclays is helping to provide the green and sustainable finance required to transform the economies, customers and clients we serve. Our strategy is underpinned by the way we assess and manage our exposure to climate-related risk. The financial sector has an important role to play in helping to address climate change. The final decision text from COP27 stated that $4trnb per year needs to be invested in renewables to be able to reach net zero emissions by 2050 and furthermore, a global transformation to a low- carbon economy is expected to require investments of between $4-6trnb per year. As a global universal bank, Barclays is well- positioned to help scale the new climate technologies that will decarbonise industries and create green jobs. We are determined to play our part by leveraging our experience as an adviser, bank and investor (through our Sustainable Impact Capital Programme) to help the transition to a low-carbon economy. In March 2020, we announced our ambition to be a net zero bank by 2050, becoming one of the first banks to do so. We have a three-part strategy to turn our net zero ambition into action. Our strategy is underpinned by the way we assess and manage our exposure to climate- related risk. Climate risk became a Principal Risk in January 2022 under Barclays’ Enterprise Risk Management Framework, reflecting the complexity of the risks associated with a changing climate and decarbonising the economy. + Further details on how we identify and consider the impact of Climate risk on other Principal Risks facing Barclays can be found from page 195 to 211. Barclays recognises the importance of a just transition in planning the transition towards a low-carbon economy. We also recognise the important role of the financial sector in stewarding responsible finance towards a nature-positive future. Notes a We define our Scope 3 operational emissions to include supply chain, waste, business travel and leased assets. b $4-6trn as referenced at COP27 at unfccc.int/documents/624444 as well as the United Nations Environment Programme - Emissions Gap Report 2022 at unep.org/resources/emissions-gap-report-2022. Our approach to TCFD climate- related financial disclosures The Climate and sustainability report includes disclosures related to the Strategy and certain Metrics and Targets sections of the TCFD Recommendations. This includes the opportunities and risks identified as having an impact on Barclays over the short, medium and long term, our climate strategy, and our approach to scenario analysis and the resilience of our strategy. The TCFD Risk Management disclosures can be found in the Risk review on page 207, and the TCFD Governance disclosures can be found in the Governance report on page 168. Barclays is participating in the FCA sandbox for the Transition Plan Taskforce. We have voluntarily considered elements of the November 2022 Transition Plan Taskforce guidance in preparing this report. During 2023, we will look to further develop elements of our climate disclosures including transition planning, scenario analysis, stress testing, physical risk assessment, and embedding climate into strategy and financial planning. This will be reflected in future disclosures. Strategy Climate and sustainability Governance Risk review Financial review Financial statements Shareholder information Barclays PLC 2022 Annual Report on Form 20-F 16 Introduction

Our strategy, selected targets and progress The table below sets out selected targets and policies we have previously announced, progress against them, and the new announcements we are now making. Strategic pillar Previously announced target/policy Progress New announcement 1.Achieving net zero operations By end 2025 2022 performance We are working towards the following milestones Energy • 100% renewable electricity sourcing for our global real estate portfolio by end of 2025 100% sourced • By end of 2035, 115 kWh/m2/year average energy use intensity across our corporate offices, against a 2022 baseline of 265 kWh/m2/year • By end of 2035, 10 MW on-site renewable electricity capacity installed across our global real estate portfolio, against a 2022 baseline of 0.26 MW Reduction of GHG emissions • 90% reduction in Scope 1 and 2 GHG emissions (market-based, against a 2018 baseline) -91% reduction • By end 2030, 90% of our suppliers, by addressable spend, to have science-based GHG emissions reduction targets in place • By end 2030, 50% GHG supply chain emissions reduction against a 2018 baseline • By end 2050, 90% GHG supply chain emissions reduction against a 2018 baseline 2.Reducing our financed emissions Portfolio reduction targets/convergence point By the end of 2030 Cumulative change By the end of 2030 Energy • 40% reduction in absolute CO2e emissions against a 2020 baseline of 75.7 MtCO2e (Scopes 1, 2 & 3) -32% N/A Power • 50-69% reduction in CO2e emissions intensity against a 2020 baseline of 331 kgCO2e/MWh (Scope 1) -9% N/A Cement • 20-26% reduction in CO2e emission intensity against a 2021 baseline of 0.625 tCO2e/t (Scopes 1 & 2) -2% N/A Steel • 20-40% reduction in CO2e emissions intensity against a 2021 baseline of 1.945 tCO2e/t (Scopes 1 & 2) -11% N/A Automotive manufacturing N/A N/A • 40-64 % reduction in CO2e emissions intensity against a 2022 baseline of 167.2 gCO2e/km (Scopes 1, 2 & 3) Residential real estate N/A N/A • Convergence point: 40% reduction in CO2e emissions intensity against a 2022 baseline of 32.9 kgCO2e/m2 (Scopes 1 & 2) Strategy Climate and sustainability Governance Risk review Financial review Financial statements Shareholder information Barclays PLC 2022 Annual Report on Form 20-F 17 Introduction (continued)

Strategic pillar Previously announced target/policy New announcement 2.Reducing our financed emissions Restrictive policies Existing restrictions in relation to thermal coal financing will continue to apply other than as updated below Thermal coal power policy • By 2030: in the UK and EU – phase out of financing to clients engageda in coal- fired power generation. In the rest of the world (including USA) – no financing to clients that generate more than 10% revenue from coal-fired power generation • By 2035: phase out of financing to clients engaged in coal-fired power generation • By 2030: in EU and OECD phase out of financing to clients engageda in coal- fired power generation. In the rest of the world, no longer provide financing to clients that generate more than 10% of revenue from coal-fired power generation • By 2035: phase out financing to clients engaged in coal-fired power generation Oil sands policy • We will only provide financing to oil sands exploration and production clients who have projects to reduce materially their overall emissions intensity, and a plan for the company as a whole to have lower emissions intensity than the level of the median global oil producer by the end of the decade. We will not provide financing: • To oil sands exploration and production companiesb ; or • For the construction of new (i) oil sands exploration, production and/or processing assets; or (ii) oil sands pipelinesc. Strategic pillar Previously announced target/policy Progress New announcement 3.Financing the transition Previously announced target 2022 performance Announced in December 2022 Sustainable financing • Facilitate £150bn of social, environmental and sustainability- linked financing between 2018 and 2025 • Facilitate £100bn green financing between 2018 and 2030 • £54.3bn (Cumulative performance: £247.6bn) • £25.5bn (Cumulative performance: £87.8bn) • Facilitate $1trn of Sustainable and Transition Financing between 2023 and end of 2030 Sustainable Impact Capital • Invest up to £175m of Barclays’ own capital in environmentally- focused early-stage companies by 2025 • £35m (£89m invested by the end of 2022) • Increase investment of Barclays’ capital in global climate tech start-ups up to £500m by the end of 2027 Notes: a A client is defined as "engaged in" coal-fired power generation if the client earns &gt;5% revenue from that activity. b Oil sands exploration and production companies are those that majority own (&gt;50%) or operate oil sands exploration, production and processing assets, other than companies that generate less than 10% of revenue from these activities. c Oil Sands Pipelines are pipelines whose primary use is for the transportation of crude oil extracted from oil sands. Strategy Climate and sustainability Governance Risk review Financial review Financial statements Shareholder information Barclays PLC 2022 Annual Report on Form 20-F 18 Introduction (continued)

Climate-related risks identified over the short, medium and long term Our climate strategy is underpinned by the way we assess and manage our exposure to climate-related risk. Climate risk became a Principal Risk within the Barclays Enterprise Risk Management Framework from 2022. We broadly categorise climate risks into three categories – transition risk, physical risk and connected risk. Within these, we identify risk drivers from climate change which we monitor over the short, medium and long term. Transition risks As the world transitions to a low-carbon economy, financial institutions such as Barclays may face significant and rapid developments in stakeholder expectations, policy, law and regulation which could impact the lending activities Barclays undertakes, as well as the risks associated with its other portfolios, and the value of Barclays’ financial assets. As new policies and regulations are enforced, market sentiment and societal preferences change and new technologies emerge, this may result in increased costs and reduced demand for product and services of a company, early retirement and impairment of assets, decreased revenue and profitability for Barclays customers. This in turn may impact creditworthiness of customers and their ability to repay loans. Additionally, Barclays may face greater scrutiny of the type of business it conducts, adverse media coverage, reputational damage, and an increase in financial and operational risks, which may impact customer demand for Barclays’ products, returns on certain business activities and the value of certain assets and trading positions resulting in impairment charges. Physical risks Physical risks from climate change arise from a number of factors and relate to specific weather events and longer-term shifts in the climate. The nature and timing of extreme weather events are uncertain but they are increasing in frequency and their impact on the economy is predicted to be more acute in the future. The potential impact on the economy includes, but is not limited to, lower GDP growth, higher unemployment, shortage of raw materials and products due to supply chain disruptions, significant changes in asset prices, and profitability of industries. Damage to properties, and operations of borrowers could decrease production capacity, increase operating costs, impair asset values and the creditworthiness of customers leading to increased default rates, delinquencies, write-offs and impairment charges in Barclays’ portfolios. In addition, Barclays’ premises and infrastructure may also suffer physical damage due to weather events leading to increased costs for Barclays. Connected risks In addition, the impacts of physical and transition climate risks can lead to second order connected risks, which have the potential to affect Barclays’ retail and wholesale portfolios. The impacts of climate change may increase losses for those sectors sensitive to the effects of physical and transition risks. Any subsequent increase in defaults and rising unemployment could create recessionary pressures, which may lead to wider deterioration in the creditworthiness of Barclays’ clients, higher expected credit losses (ECLs), and increased charge-offs and defaults among retail customers. When considering climate-related risks, Barclays has categorised short, medium and long term to mean the following timescales: • Short term (S) - 0-1 year • Medium term (M) - 1-5 years • Long term (L) - 5-30 years Climate change as a driver of risk Climate change may lead to economic and operational impacts and may increase the likelihood or severity of other risks, for example: • cyclical: amplifying economic cycles, including deeper troughs • event-driven: a singular event or series of events, for example severe weather events leading to physical risk impacts • structural: macroeconomic shifts as economies transition to a low-carbon economy, driven by regulatory tightening such as introduction of carbon pricing mechanisms, emission trading schemes and technology evolution. There is potential for tail risks and tipping points, including from chronic physical risks that are not currently clearly understood. This might include impacts from lack of access to clean water, mass human migration due to inhospitable conditions, biodiversity and ecosystem services loss, second order impacts on food chain, or conflict resulting from competition for environmental resources. The tables below summarise the nature, drivers and potential impacts of physical and transition risks. Analysis of these drivers is undertaken as part of Barclays' annual review of elevated sectors, clients operating in these sectors and monthly horizon scanning of new developments leading to climate-related risks. These risk drivers have been assessed through qualitative analysis, external research and expert views. Quantitative analysis is also undertaken through our programme of scenario analysis. + Further details on how Barclays approaches scenario analysis can be found on pages 44 to 51. The feedback effects of climate risk drivers through macro and micro transmissions channels are observed in Barclays' portfolio through traditional risk categories such as credit risk, market risk, operational risk etc. The approach to identify, measure and manage climate-related risks is consistent with other key risks, however the significant impact climate- related financial risks are most likely to materialise in the longer term. Strategy Climate and sustainability Governance Risk review Financial review Financial statements Shareholder information Barclays PLC 2022 Annual Report on Form 20-F 19 Risk and opportunities TCFD Strategy Recommendation (a)

Transition risks Policy and Regulatory Legal Technology Market Example drivers • Carbon tax impacting sectors and clients • Tightening of emissions and energy efficiency standards • Imposing an absolute cap on GHG emissions at manufacturing sites • Enhanced GHG reporting obligations • Government and non-governmental organisations taking litigation actions • Imposing legal liabilities on firms for their contribution to physical impacts of climate change • Disruptive substitute technologies being favoured because of lower carbon footprint • Development of emissions capture and recycling facilities • Investments in new technologies • Alternatives to fossil fuel • Shift in Consumer preferences • Changes in supply and demand of raw materials • Shareholder perceptions and consumer pressures • Changing market sentiment Potential impacts - examples • Increased operating cost for compliance • Increased capital expenditure to meet regulatory standards • Operating constraints • Write-offs and early retirement of assets • Increased costs due to fines and penalties from class action damages • Changes in the valuation of assets • Decreased demand for products and services • Impairment of assets and early retirement of assets • Research and development expenditure in new technologies • Costs for adoption of new practices and processes • Increased costs and reduced demand for products and services • Increased production costs due to changing input prices and output requirements • Decreased revenue and repricing of assetsExpected time horizon Sa, M, L Sa, M, L Sa, M, L Sa, M, L Classification Event-driven, Structural Event-driven, Structural Structural Structural Primary risks impacted Credit Risk, Market Risk, Treasury and Capital Risk, Operational Risk, Reputational Risk Secondary risks impacted Conduct Risk, Legal Risk Trend Increasing Increasing Stable Stable Physical risks Acute Chronic Example drivers • Damage to fixed assets and infrastructure (property, power supplies) by climate events such as wildfires • Adverse impact on agriculture and production of soft commodities due to drought • Transport difficulties and damage to infrastructure due to severe storm and flooding • Change in weather and precipitation patterns resulting in reduced agricultural yields and land no longer suitable for farming • Potential population migration due to inhabitable land • Increase in sea levels and consequent coastal erosion requiring building of new seawall and flood defences • Rising temperatures resulting in diminished productivity and health issues Potential impacts - examples • Increased costs due to damage to facilities • Reduced revenue from decreased production capacity • Increased operating costs and decrease in sales due to unavailability of raw materials and supply chain disruptions • Reduced revenue from decreased production capacity and early retirement of assets • Decrease in property values • Increased costs and insurance for assets in high risk locations • Reduced revenue from lower sales and output Expected time horizon Sa, M, L M, L Classification Event-driven Structural Primary risks impacted Credit Risk, Market Risk, Treasury and Capital Risk, Operational Risk, Reputational Risk Secondary risks impacted Conduct Risk, Legal Risk Trend Increasing Increasing Notes: a Whilst these risks will start to manifest over these time horizons, we expect financial impact in the short term to be immaterial based on current information / circumstances, with no specifically identified charges related to climate risk in the 2022 reported expected credit losses. Strategy Climate and sustainability Governance Risk review Financial review Financial statements Shareholder information Barclays PLC 2022 Annual Report on Form 20-F 20 Risk and opportunities (Continued) TCFD Strategy Recommendation (a)

Climate-related opportunities identified over the short, medium and long term During 2022, Barclays completed a review and assessment of the global market opportunity for sustainable financing, focusing on the period to 2030 (i.e. short and medium term). This work considered the opportunity arising from the global transition to a low-carbon economy that will be needed if the world is to avoid the worst effects of climate change and the opportunity for the financial community to play its part in supporting the global Sustainable Development Goals. The work considered the size of the market opportunity and the potential addressable market for Barclays. The work identified three thematic areas of potential opportunity for Barclays: • Energy Transition Finance, including renewables and nascent/early-stage climate technologies that will need financing to scale as they support the transition to net zero • Sustainable Finance Instruments, consisting of non-climate-related financial instruments, specifically social, sustainability-linked and transition bonds/loans • Retail and Business Banking, which focuses on BUK and the retail market, including green mortgages (including retrofitting), electric vehicle loans and SME lending. These three thematic areas cut across Barclays' businesses and do not align precisely to individual product and service areas or reporting segments. It is recognised that some technologies or solutions that will facilitate the world to align to net zero are not yet fully developed and will likely come to maturity beyond 2030. We will continue to review this area closely. Following the analysis of market demand for sustainable financing, together with a review of the Group's capabilities, in December 2022 we announced a new target to facilitate $1trn of Sustainable and Transition Financing between 2023 and the end of 2030. Assessing the market opportunity To determine the addressable global market for sustainable finance to 2030, Barclays leveraged widely used and credible third- party sources including the IEA, IRENA, Climate Bonds Initiative and the IFC, as well as Barclays' own industry, ESG and market research. The analysis considered the investment needed through to 2030 for the world to align to net zero, including accelerated scenarios reflecting possible policy and market developments. Having determined the global addressable market, Barclays developed scenarios for the bank’s potential market for various asset classes, product sets, technological sectors and geographic markets, validated through comparison with historic growth rates and our projected share of the overall market. Energy Transition Finance The analysis indicated that based on current policy, technology and market developments, Energy Transition Finance represents an estimated 10-year addressable opportunity of over $16trn across North America, Europe and Asia Pacific (excluding China). This extends to up to $24trn over the same time period if policy, technology and market developments step up to deliver on net zero by 2050. This consists of a number of mature and scaling technologies but with renewable energy (including wind and solar) and low emissions transport (including electric vehicles, fuel cell electric vehicles and mass transit) expected to make up over half of the addressable market through to 2030. Alongside this, there are significant longer-term opportunities in financing the scaling of capabilities in nascent technologies such as carbon capture utilisation and storage (CCUS) and hydrogen solutions, which we hope to capture as part of our $1trn target between 2023 and the end of 2030. Sustainable Finance Instruments Sustainable Finance Instruments represent an estimated $3.5-6trn annual issuance opportunity through to 2030 across North America, Europe and Asia Pacific (excluding China), with Europe expected to remain the primary market for ESG debt. It was c.60% of global issuance in 2021. While green bonds represented the largest individual market at c.$500 bn in 2021, all ESG instruments are expected to grow, including social loans/bonds (promoting positive social outcomes), sustainable loans/bonds (serving both green and social projects) and sustainability-linked bonds (loans/bonds indexed to green or social KPIs). The analysis indicated that ESG debt (excluding green bonds and loans) represents an estimated 10-year $400-650 bn cumulative financing opportunity for Barclays based on our current global market share in sustainable finance instruments. We see opportunities to expand our share and drive growth, particularly in the Utilities, Energy and Public Sector sectors and in sustainability- linked instrument issuances. Alongside growing green finance, we recognise we must also tackle the decarbonisation of "hard to abate" sectors that are carbon intensive, including through scaling and commercialising new technologies such as hydrogen and carbon capture, Barclays is developing a framework for such transition financing during 2023. Retail and Business Banking Within the UK, sustainable opportunities in Retail and Business Banking represent a $225-286bn market opportunity by 2025, increasing to an estimated $640bn-1trn by 2030. This projected growth is split across three main sectors: • green home loans, • electric vehicle (EV) financing, and • green SME lending. Green home loans, including green mortgages for existing and new homes and retrofit financing, represent the largest individual market at $140-170bn in 2025, growing to $400-600bn in 2030, with new homes mortgages representing the largest proportion of the opportunity at c.60-70%. Growth is mainly dependent on UK government delivering on its ambition to achieve net zero. We recognise there are significant dependencies for that ambition to be realised. + Further details of the drivers of change in the Residential Real Estate sector can be found on page 33. EV financing of new and used auto loans has an estimated 10-year addressable market of $240-400bn for Barclays, with EV sales expected to increase 10-fold in the next 10 years, reaching up to 97% of annual car sales by 2030 in the UK. Barclays expects the markets to be primarily driven by policy and legislation, for example, the UK policy to ban sale of new petrol and diesel cars from 2030. Green SME lending represents a $10-16bn opportunity by 2030. Our analysis focuses on three sectors - agriculture, non-residential buildings and manufacturing and construction - with retrofitting non-residential buildings being the largest market opportunity at c.$7-10bn. Strategy Climate and sustainability Governance Risk review Financial review Financial statements Shareholder information Barclays PLC 2022 Annual Report on Form 20-F 21 Risk and opportunities (Continued) TCFD Strategy Recommendation (a)

Achieving net zero operations Although financed emissions account for the greatest proportion of our climate impact, addressing our operational emissions is also important in meeting our ambition to be a net zero bank by 2050. We are aiming to integrate sustainability into every aspect of how we run our business, from decarbonising our operations to managing our impact on biodiversity and nature. Defining net zero operations To reflect our commitment to reducing operational emissions beyond our Scope 1 and Scope 2 emissions, we are explicitly adding Scope 3 operational emissions to our net zero operations ambition. We now define net zero operations as the state in which we will achieve a greenhouse gas reduction of our Scope 1, Scope 2 and our Scope 3 operationala emissions consistent with 1.5℃ aligned pathway and counterbalance any residual emissions. The standards available to understand and define net zero are rapidly evolving. We will continue to review and develop our own approach to net zero operations as this subject area matures. Note: a We define our Scope 3 operational emissions to include supply chain, waste, business travel and leased assets Our operational GHG emissions by scope Scope 1 Scope 2 Scope 3 Emissions from our corporate vehicles’ exhaust, natural gas from our building boilers and the generators we might run Emissions from the energy sources we use to power our data centres, branches, campuses and offices Emissions from our upstream and downstream activities such as purchase of products and services, waste generated and air travel Fuel combustion Energy purchased Supply chain Waste Fugitive emissions Leased assets Company cars Business travel Notes: • Our reporting of supply chain emissions includes the following GHG Protocol Scope 3 categories: Category 1: Purchased Goods and Services, Category 2: Capital Goods, Category 4: Upstream transportation and distribution. In 2022 we reported GHG emissions of Categories 1, 2 and 4 by aggregating these under Category 1. It is our intent to assign emissions to each of these separate categories in due course. • Leased assets include our third party co-located data centres and property we lease out to tenants Net zero operations strategy Our net zero operations strategy has two components: • Reduce our Scope 1 and 2 emissions through energy efficiency, electrification of our buildings and vehicles, renewable energy sourcing and replacing fossil fuels with low emission alternatives. • Reduce Scope 3 operational emissions by, engaging with our key stakeholders including suppliers and colleagues to track, manage and reduce their GHG emissions, while embedding net zero principles across our policies and contractual requirements. Strategy Climate and sustainability Governance Risk review Financial review Financial statements Shareholder information Barclays PLC 2022 Annual Report on Form 20-F 22 Implementing our Climate Strategy TCFD Recommendation: B | Strategic Pilar: 1

Progress to date We achieved our 90% GHG market-based emissions reduction target for Scope 1 and 2, having reduced our Scope 1 and 2 emissions by 91% since 2018 and sourced 100% renewable electricity for our global real estate portfolioa in 2022. We achieved our renewable electricity target ahead of schedule by matching 100% of our electricity consumption with energy attribute certificatesb and green tariffsc which we consider to be a transitional solution as we seek to increase the proportion of on-site renewable electricity sources and Power Purchase Agreements (PPA). In 2022, we expanded our net zero operations approach to include our supply chain emissions as they account for the majority of our operational emissions. Our supply chain emissions data is currently indicative. We will continue to develop our methodology and aim to improve the accuracy of our supply chain data over time. In the interim, we intend to work towards the milestone of a 50% reduction in our supply chain emissions by 2030 (against a 2018 base year) and a longer-term milestone of a 90% emissions reduction by 2050. In addition, we aim for 90% of our suppliers by addressable spend to have science-based emissions reduction targets in place by 2030. Approximately 47% of our suppliers by addressable spend have committed to or have science-basedd targets in place Also, this year we evolved our energy use intensity and on-site renewable energy reporting approach to include our global real estate portfolio, beyond campuses. Our net zero operations approach Delivery year Scope 1 and 2 2022 Performance Scope 3 2022 Performance 2025 100% renewable electricity sourcing for all our global real estate portfolio 100% 70% of our suppliers, by addressable spend, to have science-based GHG emissions reduction targets in place 47%i90% reduction for our Scope 1 and 2 GHG emissions (market-basede, against a 2018 baseline) (91)% 100% electric vehicles (EV) transition for UK company cars 55% 2030 100% electric vehicles (EV) or ultra-low emissions vehicles (ULEV) for all company cars 24% We intend to work towards the milestone of 90% of our suppliers, by addressable spend, to have science-based GHG emissions reduction targets in place 47%g 50% reduction for our Scope 1 and 2 GHG emissions (location-basedf) against a 2018 baseline) (43)% We intend to work towards the milestone of 50% GHG supply chain emissions reduction (against a 2018 baseline) 8%j 2035 We intend to work towards the milestone of 115 kWh/m2/year average energy use intensity across our corporate officesg 265 kWh/m2/year (-18% against 2018 baseline) Divert 90% of waste from the landfill, incineration and the environment across key campuses 65% We intend to work towards the milestone of 10 MW on-site renewable electricity capacity installed across our portfolioh 0.26MW (&lt;1% total electricity use) 2050 We intend to work towards the milestone of 90% GHG supply chain emissions reduction (against a 2018 baseline) 8%j Notes: a Global real estate portfolio includes offices, branches, campuses and data centres b Energy attribution certificates (EACs) are the official documentation to prove renewable energy procurement. Each EAC represents proof that 1 MWh of renewable energy has been produced and added to the grid. Global EAC standards for renewable claims are primarily Guarantees of Origin in Europe, RECs in North America and International RECs (I-RECs) in a growing number of countries in Asia, Africa, the Middle East and Latin America. c Green tariffs are programmes in regulated electricity markets offered by utilities that allow large commercial and industrial customers to buy bundled renewable electricity from a specific project through a special utility tariff rate. d Targets are considered ‘science-based’ if they are in line with what the latest climate science deems necessary to meet the goals and timelines of the Paris Agreement – limiting global warming to well-below 2°C above pre- industrial levels and pursuing efforts to limit warming to 1.5°C. Science Based Targets initiative (SBTi), a partnership between CDP, the United Nations Global Compact, World Resources Institute (WRI) and the World Wide Fund for Nature (WWF), provides companies with independent assessment and validation of targets and is currently the internationally accepted standard. e Market-based method is a GHG Protocol accounting method for Scope 2 emissions, where a company's energy consumption emissions are calculated based on the electricity the company chose to purchase, often using contracts or instruments like Energy Attribute Certificates (EACs) or Power Purchase Agreements f Location-based method is a GHG Protocol accounting method for Scope 2 emissions, where a company's energy consumption emissions are calculated based on the average emissions intensity of local grids on which energy consumption occurs g Energy use intensity reporting approach expanded to include all our corporate offices, beyond campuses and align to UK Green Building Council energy performance metric for buildings h On-site renewable electricity reporting approach evolved to include installations across our global real estate portfolio, beyond campuses. i Indicative number provided to illustrate the number of suppliers by addressable spend that have committed to or have science-based targets in place. j Based on our indicative supply chain emissions inventory We intend to work towards the milestones of a 115 kWh/m2/year average energy use intensity across our corporate offices and installing 10MW on-site renewable electricity capacity across our global real estate portfolio by 2035. Strategy Climate and sustainability Governance Risk review Financial review Financial statements Shareholder information Barclays PLC 2022 Annual Report on Form 20-F 23 Implementing our Climate Strategy (Continued) TCFD Strategy Recommendation (b) | Strategic Pillar 1

Operational footprint dashboard Total GHG emissions by scope (market-based) ‘000 tonnes CO2e 2022 2021 2020 20.0 23.2 22.8 1.9 13.6 48.3 19.4 2.4 19.1 Total 41.3 Total 39.2 Total 90.2 n Scope 1 n Scope 2 n Scope 3 (Business travel) GHG emissions intensity (market-based) tonnes CO2e/FTE 2022 2021 2020 0.47 0.48 1.09 Total GHG emissions by scope (location- based) ‘000 tonnes CO2e 2022 2021 2020 20.0 23.2 22.8 103.4 124.2 148.7 19.4 2.4 19.1 Total 142.9 Total 149.8 Total 190.6 n Scope 1 n Scope 2 n Scope 3 (Business travel) Total energy use (MWh) 2022 2021 2020 467,939 559,241 604,856 Scope 1 and 2 (market-based) GHG emission reductions (against a 2018 baseline) -91% Against a target of -90% by the end of 2025 2021: -86% Renewable electricity sourcing for our global real estate portfolio 100% Against a target of 100% by the end of 2025 2021: 94% Other sustainability-related highlights On-site renewable electricity capacity installed across our global real estate portfolio (MW) 2022 Progress By 2035 0.26 10 Notes 1. For 2022, our Supply chain categories 1, 2 and 4 GHG emissions are reported on an aggregated basis under Category 1 and will be reported independently in due course. 2. Emission reductions and intensities have been reported using the market based methodology. 3. The reporting year for our GHG emissions is 1 October to 30 September. The methodology used for emissions calculation is the WRI/ WBCSD Greenhouse Gas (GHG) Protocol. We have adopted the operational control approach on reporting boundaries. For more information, see the Barclays ESG Reporting Framework 2022 on our ESG Data Centre 4. For 2022, we have applied the latest emission factors as of 31st December 2022. We continuously review and update our performance data based on updated carbon emission factors, improvements in data quality and updates to estimates previously applied. In 2022 prior year figures have been restated to reflect additional Scope 1 natural gas data that is now available for two of our large corporate offices. The restatement has been applied to all prior years to 2018. In addition, there is additional Scope 1 fuel data available for three locations globally that were not reported in prior years. We have also replaced estimated Scope 2 electricity data for select locations in the US with actual billing from utility providers that was not available at the time of reporting. Finally, corrections to Scope 2 electricity data in Switzerland & Netherlands have taken place due to incorrect meter reads. All location and market-based figures are gross and do not include netted figures from carbon credits. 5. In 2022 we have disclosed additional Scope 3 categories which can be found in the ESG Data Centre. Our overall Scope 3 emissions have increased compared to prior years due to the additional disclosure. 6. Campuses include 1 Churchill Place, Radbroke, Northampton, Glasgow, Pune, Whippany, 745 7th Avenue, Dryrock Our operational footprint data follows a reporting period of 1 October 2021 to 30 September 2022 Further details of the data provided, including further granularity of decimal points can be found in the ESG Data Centre located within the ESG Resource Hub. Average energy use intensity across our corporate offices (kWh/m2/year) 2022 Progress By 2035 265 115 Campus waste diverted (%) 2022 Progress By 2035 65 90 Improve water efficiency 86% recycled water used at our Pune campus in 2022 Strategy Climate and sustainability Governance Risk review Financial review Financial statements Shareholder information Barclays PLC 2022 Annual Report on Form 20-F 24 Implementing our Climate Strategy (Continued) TCFD Strategy Recommendation (b) | Strategic Pillar 1

Reducing our financed emissions We are committed to aligning all of our financing to the goals and timelines of the Paris Agreement, consistent with limiting the increase in global temperatures to 1.5°C. To meet our ambition, we need to reduce the client emissions that we finance, not just for lending but for capital markets activities as well. Financed emissions metrics Sector Setting our targets Monitoring our progress in 2022 Sector Sector boundaries Emissions scope GHG included Reference scenario Target metric Unit of measurement Baseline year Target vs. baseline Cumulative change Absolute emissions (MtCO2e) Physical intensity Energy Upstream Energy 1,2,& 3 CO2 and methane IEA SDS Absolute emissions MtCO2e (Absolute) 2020 -15% by 2025 -32% 51.7 59.6 gCO2e/MJ IEA NZE2050 -40% by 2030 Power Power generators 1 CO2 IEA SDS Physical intensity kgCO2e/MWh 2020 -30% by 2025 -9% 29.2 302 IEA NZE2050 -50% to -69% by 2030 Cement Cement manufacturers 1 & 2 All GHGs IEA NZE2050 Physical intensity tCO2e/t 2021 -20% to -26% by 2030 -2% 0.7 0.61 Steel Steel manufacturers 1 & 2 All GHGs IEA NZE2050 Physical intensity tCO2e/t 2021 -20% to -40% by 2030 -11% 1.6 1.732 Automotive manufacturing Light Duty Vehicles manufacturers 1,2 & 3 All GHGs for Scope 1 and 2; CO2 for Scope 3 IEA NZE2050 Physical intensity gCO2e/kma 2022 -40% to -64% by 2030 Baseline set in December 2022 6.2 167.2 Residential real estate UK buy-to-let and owner occupied mortgages 1 & 2 CO2, methane and nitrous oxide CCC BNZ Physical Intensity kgCO2e/m2 2022 Portfolio convergence point vs. baseline Baseline set in December 2022 1.5 32.9 -40% by 2030 Notes a Physical intensity (CO2e emissions per v-km travelled by LDV produced), expressed in gCO2e/km We aim to work closely with our clients to ensure that over time the activities we finance lead to lower financed emissions for the bank. Consistent with our Purpose and taking into account considerations of all relevant business factors, we will undertake this by continuing to set emission reduction targets for our portfolios where possible, aligned with the ambitions of the Net-Zero Banking Alliance, of which we are a founding member. We will also continue to set and follow clear restrictions on financing certain activities. + Further details on our restrictive policies can be found on page 35. We have assessed our financed emissions for six sectors, including two new sectors that have been assessed for the first time in 2022: Automotive manufacturing and Residential real estate. + Further details on our performance against our sector targets can be found from page 28. Details of the new Automotive manufacturing and residential real estate sectors where financed emissions have been assessed can be found on pages 31 to 33. We will keep our policies, targets and progress under review in light of the rapidly changing external environment and the need to support governments and clients both in delivering an orderly transition and providing energy security. It is important to note that progress towards our targets will likely be variable and non linear. We may need to adapt our approach to respond to external circumstances and to manage the effectiveness and impact of our support for the transition, while remaining focused on our ambition of becoming a net zero bank by 2050. Strategy Climate and sustainability Governance Risk review Financial review Financial statements Shareholder information Barclays PLC 2022 Annual Report on Form 20-F 25 Implementing our Climate Strategy (Continued) TCFD Strategy Recommendation (b) | Strategic Pillar 1

Basis of preparation BlueTrackTM We have developed our BlueTrackTM methodology to measure and track our financed emissions at a portfolio level against the goals and timelines of the Paris Agreement. BlueTrackTM builds on existing industry approaches to cover lending as well as capital markets financing, reflecting the breadth of our support for corporate clients through our Investment Bank. Main products included in financed emissions calculations Financed (own balance sheet) Drawn loans Undrawn committed loans Trade financing Mortgages (for residential real estate only Equity holdings Facilitated Bond issuances Equity issuances Syndicated loans In certain sectors product scope may vary, for example, the Residential Real Estate sector metrics only include mortgages. We continue to keep product inclusion under review. Additionally, BlueTrackTM is also being expanded to cover UK residential mortgages. BlueTrackTM starts by selecting a benchmark for a sector which defines how financed emissions for a portfolio need to change over time, in line with the goals and timelines of the Paris Agreement, consistent with scenarios limiting the increase in global temperatures to 1.5°C. We then determine how our sector portfolios are performing against these benchmarks by estimating the emissions that our clients produce, determining how those emissions should be linked to the financing we provide and then aggregating those measurements into a portfolio-level metric. This portfolio-level metric is then compared to the benchmark. This helps to determine our target for each sector. BlueTrackTM relies on modelling client emissions based on the most recent publicly reported asset-level production or client reported emissions. + Our 2023 BlueTrackTM Whitepaper provides more details of our methodology and can be found within the ESG Resource Hub online at: home.barclays/sustainability/esg-resource-hub/ reporting-and-disclosures/ Sector boundaries For each sector, we aim to identify, measure and set targets on the segment of the value chain where either (i) it is generally recognised that decarbonisation efforts are likely to spur the rest of the sector value chain to fall into alignment or (ii) where financiers are likely to have more influence over companies active in that segment. Our choice of segment is based on Barclays' own view, informed by guidance and recommended practice from portfolio alignment initiatives such as PACTA, SBTi and others. Emissions scope For each sector target we must consider which of a company's emissions we should measure, for example, direct or indirect emissions. We define this according to the GHG Protocol definition of Scope 1, 2, and 3 emissions. Within the boundary of our target, we aim to capture a company's most material emissions, taking into account considerations including materiality, consistency to benchmark, level of control and whether the emissions can be abated by the company. For example, our Upstream Energy target includes Scope 3 emissions, recognising these emissions are significant for a company extracting fossil fuel. BlueTrackTM financed emissions are therefore a subset of the total financed emissions for each customer or client, as they only include the portion of the client's activities that are both within the value chain we have chosen for the sector and the scope of emissions we deem material for that activity. Greenhouse gases (GHGs) included Metrics and targets for all sectors capture emissions on a CO2e (carbon dioxide equivalent) basis, aligned to the guidance issued by the Net- Zero Banking Alliance. We assess which of the GHGs are relevant and material for each sector. Target metrics We use physical intensity metrics for all sector targets with the exception of Energy, where we use absolute emissions. We see carbon intensity as the most appropriate measure of our performance, at least in the earlier stages of decarbonisation, as it encourages transition to lower-emitting fuel sources. The Energy sector cannot reduce its carbon emissions intensity below a certain point (for instance, a barrel of oil cannot be decarbonised), therefore a reduction in absolute carbon emissions is more appropriate for Energy. Reference scenarios Each of our 2030 target ranges is developed with reference to a 1.5°C aligned scenario. For the majority this is the IEA's Net Zero by 2050 (NZE2050) scenario. In calculating a convergence point for our Residential Mortgages portfolio, we use a UK focused Balanced Net Zero Scenario developed by the UK's Climate Change Committee (CCC BNZ). Baseline year We measure our financed emissions for each portfolio against a baseline metric that was determined in the year we first assessed that target. The baseline year therefore varies across the six sectors assessed to date, to ensure we are using the most up to date data available when we set our targets or convergence points. Use of target ranges For Power, Cement, Steel and Automotive Manufacturing, we have set emissions intensity targets using a target range. While we are clear on the reduction required to align with the IEA NZE2050 pathway (the higher emissions reduction in the range), we recognise there are dependencies outside our control that will determine how quickly our financed emissions intensity can reduce in these sectors. The lower emissions reduction in the range reflects our view of the sector, client pathways and commitments at the time of setting the target. We seek to achieve the higher emissions reduction, consistent with our net zero ambition, but achieving it will depend on external factors. Use of carbon credits BlueTrackTM does not allow company-purchased offsets (e.g. carbon credits) to reduce emissions, as we believe it is important to base a metric on operational activities under a company's control, rather than on unrelated credits (the availability of which may be limited). The methodology does allow company-operated removals, i.e. on-site carbon capture at a plant; however, given this is currently marginal in the context of emissions, there is currently no impact on the metrics. Top-down portfolio assessment We aim to set granular targets for material high- emitting sectors in-line with the Net-Zero Banking Alliance commitments within our financing portfolio. However, we recognise it will take time to assess our entire portfolio using this approach. We are progressing work to develop a high-level, modelled assessment of our overall balance sheet emissions, consistent with the approach outlined by the Partnership for Carbon Accounting Financials (PCAF), of which Barclays is a member. Strategy Climate and sustainability Governance Risk review Financial review Financial statements Shareholder information Barclays PLC 2022 Annual Report on Form 20-F 26 Implementing our Climate Strategy (Continued) TCFD Strategy Recommendation (b) | Strategic Pillar 1

Data sourcing and data quality Climate data, models and methodologies are evolving and not yet at the same standard as more traditional financial metrics. BlueTrackTM relies on externally sourced data which is mapped to internal customer and client identifiers. The externally sourced data has various limitations for each sector, including lack of coverage, low resolution, consistency and transparency of company reported data, and the time lag for external sources to report estimates or actuals. Time lags could be as much as two years for data such as company value, company revenue share, emissions, production capacity and capacity factors. Due to these time lags, our financed emissions metrics are at best an estimate of our clients' activities on a given date, using the external data available at that point in time. Our approach to reporting financed emissions data Given the evolving nature of climate data, models and methodologies, past period metrics may change to reflect updates. To manage the impact of these changes, we have adopted a principles-based approach to guide whether prior metrics and baselines should be restated or re-baselined. • A restatement will involve updating the historical starting point for a period and recalculating the historical performance • A re-baseline will involve keeping the historical performance constant and re-calculating the current period baseline to ensure consistency when reviewing performance. The indicative historical baseline will also be disclosed. Due to this, direct like for like comparisons of financed emissions information disclosed may not always be possible from one reporting period to another. Where information is restated or re- baselined, this will be identified or explained. For 2022, our methodologies have been updated for the Energy and Power sectors: Our approach to reporting financed emissions data Scenario Our approach Error identified in our internal finance data or methodology Restatement • Financed emissions metrics for all years impacted by the error will be restated, including the baseline year. Changes to our methodology and/ or data sources to calculate financed emissions (e.g. including additional GHGs) Re-baseline • The updated methodology will be applied from the start of the current reporting period. • The last reported financed emissions spot metric will be recalculated using the new methodology / data source to provide the new baseline. This will ensure consistency of data and methodology when calculating our performance. • The recalculated baseline and the progress achieved to date will be used to disclose the theoretical baseline for the year the targets were originally set. • The cumulative progress will be the progress for the current reporting period (using the new methodology) and the progress up until the last reporting period (using the old methodology). Updates to external counterparty data driven by timing lags when data is reported (e.g. counterparty valuations or emissions estimates) Capture in- year • The impact of updated external data will be included into the current period financed emissions data and the progress metric for the current reporting period. • Data lags are inherent to the process and Barclays will endeavour to use the latest available data . Historically reported metrics will not be updated for data lags. • Energy: updated to include methane, adding more granularity to our estimate of the Scope 1 and 2 emissions for energy producers • Power: updated to account for the difference in capacity factors (or utilisation levels) for renewable power technologies, to improve the robustness of our intensity estimates for Power Generators. Across both sectors, we have also updated the external dataset on production / capacity following a change in the data sourcing methodology adopted by our external data vendor. Under our approach (as explained above), we have published a theoretical baseline for 2020. Notes: a In calculating the 2022 metrics, we have restated the baseline for Energy from 75.0 MtCO2 to 75.2 MtCO2 resulting in no impact on our year-end 2021 metrics. b For Power we have restated the baseline from 320 kgCO2/MWh to 322 kgCO2/MWh with a recalculated year-end 2021 number of 296 kgCO2/MWh vs 295 kgCO2/MWh with a consistent percentage reduction for 2021. Baselines at December 2022 Sector Unit Baseline year Baseline metric Previously reported metrics Recalculated metrics Financed emissions for Dec 2021 Change at Dec 2021 (percentage change) Recalculated financed emissions for Dec 2021 Theoretical baseline metric (re-baselined) Energy MtCO2e (Absolute) 2020 75.2a 58.6 -22% 59.0 75.7 Power kgCO2e/ MWh 2020 322b 296 -8% 304 331 Cement tCO2e/t 2021 0.625 Steel tCO2e/t 2021 1.945 Automotive manufacturing gCO2e/km 2022 167.2 Residential real estate kgCO2e/m2 2022 32.9 Strategy Climate and sustainability Governance Risk review Financial review Financial statements Shareholder information Barclays PLC 2022 Annual Report on Form 20-F 27 Implementing our Climate Strategy (Continued) TCFD Strategy Recommendation (b) | Strategic Pillar 1

Progress against our existing sector targets Financed emissions - Energy Absolute emissions MtCO2e (Indexed 2020 = 100) IEA NZE Benchmark: World Portfolio target path &cent; Barclays portfolio Financed emissions - Cement Physical Intensity tCO2e/t (Indexed 2021 = 100) IEA NZE Benchmark: World Portfolio target path (range) &cent; Barclays portfolio Financed emissions - Power Physical Intensity kgCO2e/MWh (Indexed 2020 = 100) IEA NZE Benchmark: World Portfolio target path (range) &cent; Barclays portfolio Financed emissions - Steel Physical Intensity tCO2e/t (Indexed 2021 = 100) IEA NZE Benchmark: World Portfolio target path (range) &cent; Barclays portfolio Strategy Climate and sustainability Governance Risk review Financial review Financial statements Shareholder information Barclays PLC 2022 Annual Report on Form 20-F 28 Implementing our Climate Strategy (Continued) TCFD Strategy Recommendation (b) | Strategic Pillar 1

Progress against existing sector targets In April 2022, we published new 2030 BlueTrackTM targets for the Power, Energy, Cement and Steel sectors, building on our existing 2025 targets for Power and Energy. Against a backdrop of the conflict in Ukraine and the associated energy crisis, elevated energy prices for much of 2022 resulted in energy companies experiencing strong cash flows. Governments and corporations have prioritised energy security and (for consumers and SMEs) affordability. Our progress in 2022 against our targets reflects the potential for volatility in these metrics and highlights that our future progress will likely continue to be non-linear due to the many external dependencies and variables beyond Barclays' control that may determine the pace of transition. We remain focused on our ambition of becoming a net zero bank by 2050, in line with our stated Climate risk appetite, and acknowledge the need to adapt our approach in light of the rapidly changing external environment, including addressing legitimate concerns about energy security and ensuring we continue to support governments and clients in delivering the transition to a low-carbon economy. + Further details on Barclays' Climate risk appetite can be found on page 205. We are continuing to invest in developing tools that will enhance the quality of our forecasting and better understand the potential volatility in our progress over the remaining target period. Our Client Transition Framework (CTF), which we began developing in 2022, will also provide insight into key dependencies and levers that will impact our ability to meet our targets across sectors. Energy For our energy portfolio we set targets to reduce our absolute financed emissions inclusive of clients' Scope 1, 2, and 3 emissions. We are targeting a 15% reduction in CO2e by 2025 and a 40% reduction in CO2e by 2030 against a 2020 baseline. In 2022 we reduced our Energy absolute financed emissions by a cumulative -32% further exceeding our 2025 target Our absolute financed emissions were down to 51.7 MtCO2e, an additional 10% reduction from the 2021 level. Of our total attributed emissions, c. 70% was related to oil, gas and natural gas liquids (NGLs) production while the remaining c.30% was attributable to coal production, with natural gas liquids (NGLs) being generally immaterial. + Further details on our use of NGLs can be found in our latest BlueTrackTM Whitepaper in the ESG Resource Hub online at: home.barclays/sustainability/esg-resource-hub/reporting-and- disclosures/ Our continued progress reflects year-on-year reductions in emissions from our financing, primarily a decrease in capital markets volumes as rising interest rates paired with strong cash flows tempered client appetite for raising capital. Lending activity showed a slight increase, mainly reflecting the strengthening of the US dollar. Many energy producers have focused on capital discipline, returning capital to shareholders, rather than increasing investment in new production and continuing to deleverage their balance sheets. The impact of these capital allocation decisions had the effect of partially offsetting the reduction in our financed emissions metrics. This is a function of our BlueTrackTM methodology, whereby when a client's book value decreases, Barclays' financed emissions increase, all else being equal. Power For our power portfolio, we have set targets to reduce our financed emission intensity resulting from clients’ Scope 1 emissions. We are targeting a 30% reduction in CO2e by 2025 and a reduction in the range of 50% to 69% by 2030, both against our 2020 baseline. In 2022, we achieved a 9% cumulative reduction in emission intensity across our power portfolio. This progress reflects net reductions in the intensity of our lending activity and updated input values used in our calculations (as outlined in our BlueTrackTM Whitepaper), however, this was partially offset by an increase in the intensity of our capital markets financing year-on-year. Our progress reflects the challenges in the power sector during 2022. While many clients continued to invest in additional renewables capacity, they also needed financing to ensure they could continue to meet energy demands while managing elevated input costs. For companies across Europe particularly, this meant identifying how to rapidly replace Russian natural gas supplies, given the conflict in Ukraine, as well as shortfalls in hydroelectric power and nuclear power generation that resulted from heat and drought. This supply gap has been filled in part by an increased reliance on coal-fired power capacity, which offset some of the intensity improvements from their renewables investments. We have seen an increase in lending and capital markets activity, reflecting the market conditions. However, emissions intensity remained broadly flat, as we have focused on the relative intensity of our portfolio. Despite this forced return to coal, clients and the governments in the jurisdictions in which they operate, have reiterated that this increase in coal power capacity will only be temporary. On balance, the consensus view is that the longer- term impacts of the Ukraine crisis will accelerate efforts to transition to renewables to avoid similar supply shocks in the future. Strategy Climate and sustainability Governance Risk review Financial review Financial statements Shareholder information Barclays PLC 2022 Annual Report on Form 20-F 29 Implementing our Climate Strategy (Continued) TCFD Strategy Recommendation (b) | Strategic Pillar 1

Cement Last year we announced a 2030 target to reduce the scope 1 and 2 gross emissions intensity of financed emissions for our cement portfolio by 20% to 26% against a 2021 baseline. During 2022, we reduced the intensity of this portfolio by 2%. This reflects a net increase in financing to clients with an intensity below our portfolio average. Steel In 2022, we announced a 2030 target to reduce the intensity of financed emissions for our steel portfolio by 20% to 40% against a 2021 baseline. In 2022 the intensity of this portfolio reduced by 11%. This progress was largely driven by decreases in some clients’ emission intensities as they built lower emission Electric Arc Furnace capacity, rather than as the result of changes in our financing. Both our Steel and Cement portfolios are comprised of small populations of clients with a range of intensities, thus, changes in our financing activity even for a single client within a portfolio can have a significant impact on our metrics and reported progress. Future target progress As previously noted in our disclosures, in the short term, we may experience significant decreases or increases in our metrics, partly due to the volatility of the mix and volume of capital markets financing included in our metrics. Our future progress in achieving these targets is dependent on many external factors including, for example, our clients’ pace of progress on their individual transition pathways, the public policy and regulatory environment, technological advancement, geopolitical or regional developments, energy security, cost of living and just transition considerations. The transition to a low-carbon economy will be reflective of the specific pathways companies take. For some sectors progress can occur in the short term while, for others, the technologies required to transition are not yet fully available meaning they are likely to transition at a later point in time. Ultimately our progress may prove challenging and may be affected (positively or negatively) by these external factors. Our Client Transition Framework will support our evaluation of our corporate clients' current and expected future progress as they transition to a low-carbon business model. Strategy Climate and sustainability Governance Risk review Financial review Financial statements Shareholder information Barclays PLC 2022 Annual Report on Form 20-F 30 Implementing our Climate Strategy (Continued) TCFD Strategy Recommendation (b) | Strategic Pillar 1

New sector target - Automotive Manufacturing Over the next 10 years, the auto manufacturing industry will undergo significant change driven by policy and regulation, consumer demand, and the transition to low-carbon transport. The global vehicle fleet will transition from internal combustion engines, towards hybrid vehicles and vehicles powered by batteries (BEVs) or fuel cells (FCEVs). Our automotive emission intensity target To support this shift toward BEVs, we have set a target to reduce the financed emissions intensity of our automotive manufacturing portfolio by 40%-64% by 2030 against a 2022 baseline, calculated using our BlueTrackTM methodology. Consistent with our target ranges for other sectors: • the lower emissions reduction in the range reflects an estimated emissions reduction trajectory based on our current view of sector and client pathways and commitments • the higher emissions reduction in the range is aligned to the IEA NZE2050 pathway consistent with limiting global warming to 1.5°C. This pathway incorporates an assumption that public policy interventions, shifts in demand and new technologies will transpire and enable our clients and the industry as a whole, to accelerate their transition plans beyond current commitments or expectations. The scope of this portfolio target is limited to new light duty vehicle (LDV) manufacturers, including Scope 1, 2 and 3 downstream emissions (use of sold products) i.e. the combustion of fuel or ‘tank to wheel’ metrics. Heavier vehicles may be dependent on future technology developments including green hydrogen to decarbonise and are not currently in scope of this target. We will keep this under review, as the transition of heavier vehicles will be required for the automotive sector as a whole to reach net zero. Financed emissions - Automotive Manufacturing (LDVs) Physical Intensity (gCO2e/km) (Indexed Dec 2022 = 100) IEA NZE Benchmark: World Portfolio target path (range) &cent; Barclays portfolio We are clear as to the level of emissions reductions required to align with the IEA NZE2050 pathway but we recognise there are dependencies and variables outside our control that will determine how quickly our financed emissions intensity can reduce in this sector. We note that our clients’ ability to meet their targets is dependent on continued regulatory, policy and technical support for the industry, as well as consumer demand for BEVs and FCEVs, supply chain capacity and continued infrastructure building, for example, EV charging networks and related grid upgrades or green hydrogen production and hydrogen refuelling stations to support demand. Estimating our financed emissions Using our BlueTrackTM methodology, we have estimated the financed emissions and emissions intensity of our global autos manufacturing portfolio. The emission intensity benchmark is based on the IEA NZE2050 scenario. Currently, the IEA only provides granular pathways for tailpipe emissions associated with the stock of vehicles on the road so we have made adjustments to convert this to a flow measure, including assessing the rate of retired LDVs and the growth in BEV, FCEVs and hybrid vehicle sales. Given our focus on automotive manufacturers, we believe a sales focused measure is more appropriate. Our assessment of the NZE scenario indicates that the intensity of new vehicles sold needs to reduce by c.65% from 2022 to 2030. The automotive value chain includes parts suppliers, manufacturers, in-house financing business, dealers and end users, including the use of fleets within companies. Our methodology focuses on the manufacturers and assigns all downstream tailpipe emissions to the manufacturer. We focus on auto manufacturers because they play a major role in the type of vehicle brought to market for consumers and fleet operators to buy and are in a strong position to influence their production process and upstream suppliers. Strategy Climate and sustainability Governance Risk review Financial review Financial statements Shareholder information Barclays PLC 2022 Annual Report on Form 20-F 31 Implementing our Climate Strategy (Continued) TCFD Strategy Recommendation (b) | Strategic Pillar 1

New sector assessed – Residential Real Estate Estimating our financed emissions Homes contributed to over 15% of total GHG UK emissions in 2021a, primarily from the use of oil and gas in heating and hot water. Decarbonising UK homes is a complex challenge that will require widespread engagement and systemic change. In view of these challenges, we are announcing a convergence point for our UK residential real estate mortgage portfolio of a 40% reduction in CO2e emissions intensity against a 2022 baseline of 32.9 kgCO2e/m2 (Scopes 1 and 2)” Barclays has estimated the financed emissions and emissions intensity of its UK residential real estate portfolio by integrating the PCAFb approach into BlueTrackTM. This is the first sector where we are leveraging the well-established approach and data sourcing recommended by PCAF. Our in scope portfolio consists mostly of Barclays UK residential mortgages, including properties to let. It also includes a smaller portfolio of mortgages originated by the Private Banking division of Barclays Bank PLCc. We have selected the Balanced Net Zero (BNZ) scenario developed by the UK's Climate Change Committee (CCC) as a benchmark for this sector as it is specific to the UK, independent, developed by a credible institution and aims to achieve net zero emissions for the UK by 2050. In line with this scenario, our portfolio would need to reach an emissions intensity of 19.7kgCO2e/ m2 by 2030 to be on a path to net zero by 2050, which would be a 40% reduction in emissions intensity from a 2022 baseline. + Further details on the methodology can be found in the 2023 BlueTrackTM Whitepaper at: home.barclays/sustainability/esg- resource-hub/reporting-and-disclosures/ Financed emissions - Residential Mortgages Physical Intensity (kgCO2e/m2) (Indexed Dec 2022 = 100) IEA NZE Benchmark: World ▲ Portfolio convergence point &cent; Barclays portfolio The transition of the residential real estate sector to net zero depends mostly on external changes and public policy interventions to: steer the UK energy grid towards renewable electricity; reduce dependence on fossil fuels for home heating; drive retrofitting of existing homes to promote energy efficiency; and require that new homes are built to a net zero standard. Without these external changes, Barclays cannot materially decrease the emissions intensity of its mortgage portfolio. Barclays has therefore chosen to identify the 2030 emissions intensity 'convergence point' and measure our progress towards it, but not to set a formal target at the current time. Barclays UK Residential Real Estate ambition In addition to establishing a convergence point and measuring our progress towards it, we have set an ambition for 50% of homes in our Barclays UK mortgages book with known EPC rating to have an EPC of C or better by 2030. This will be an important improvement, but it will not be sufficient to reduce portfolio emissions intensity to the level required under a 1.5oC scenario. As at the end of Q3 2022, 65.1%d of homes in our portfolio had an EPC rating, and of those, 42.3% of these are C or better (27.5% of total homes, including those without an EPC). Notes: a Climate Change Committee 2022 Progress Report to Parliament. b Our Data Quality scope for the Residential Real Estate sector is 3.7. The PCAF framework provides guidance for a data quality score for each sector to help institutions rate the reliability of their information. The score ranges from one to five, with one being the highest quality date. For Residential Real Estate, our Data Quality score is 3.7. Please refer to the BlueTrackTM Whitepaper for further details on how the data quality score is calculated. c Corporate counterparties such as social housing associations or house builders, mortgages on properties outside of the UK or mortgages originated through Barclays UK Business Banking have not been included in this sector. d EPC rating metrics calculated based on volume of accounts. Data as of 30 Sept 2022. Strategy Climate and sustainability Governance Risk review Financial review Financial statements Shareholder information Barclays PLC 2022 Annual Report on Form 20-F 32 Implementing our Climate Strategy (Continued) TCFD Strategy Recommendation (b) | Strategic Pillar 1

Drivers of reduction in emissions in Residential Real Estate The two most important drivers in the transition to net zero in this sector are the decarbonisation of the UK energy grid and the phasing out of fossil fuel in domestic heating through the switch to low-carbon heating bringing clean energy to our customers’ homes. This will be mostly driven by the transition of the energy sector and UK Government policy to drive the decarbonisation of the UK electricity grid and promote the take up of low-carbon heating, Barclays can play a role through supporting renewable projects and clients in the Power sector, for example through our BlueTrackTM targets, our banking activity and Sustainable Impact Capital investments. Another key driver required to reach net zero in the Residential Real Estate sector is improving the energy efficiency of existing homes, which includes our customers improving the fabric of their homes and other energy efficiency measures. Other key contributors to the reduction in emissions intensity of this sector include new homes being built to net zero standard, with low- carbon energy sources and high energy efficiency rating, and reduction in consumption through changes in behaviour. As a mortgage lender, we can support our customers making the decision to retrofit their homes, switch to low-carbon heating e.g. heat pumps and reduce their energy consumption by providing education, financial incentives and partner offers, as well as financing through our wide range of lending products. However, we expect the overall impact of our actions to be low, given the barriers to retrofitting such as high upfront costs and low customer demand. High level assessment of drivers of net zero in Residential Real Estate Driver Barclays' role Without external changes and public policy interventions, Barclays actions are expected to have limited impact in decreasing the emissions intensity of its mortgage portfolio. Improvement in energy efficiency of existing homes • Continue to offer education, financing products and services to incentivise retrofitting • Advocating for external measures to drive take up of retrofitting De-carbonisation of UK electricity grid • Supporting our clients in the power sector in their net zero transition • Advocating for the UK Government to deliver on its ambitions to decarbonise the electricity grid Phasing out of fossil fuel in heating • Continue to offer education, products and services to incentivise customers switching to low-carbon heating • Opportunity to develop strategic partnerships, including with utilities providers, to drive electrification of domestic heating New homes built to net zero standard • Continue to promote energy efficiency in new builds through propositions such as Green Home Mortgages • Continue supporting our Corporate Bank's real estate clients in their transition, for example, through Barclays' Sustainable Residential Development Framework Behaviour change • Continue to offer education to customers on energy efficiency and promoting reduction of usage through tools, awareness and partnerships Barclays Green Homes strategy Barclays is committed to supporting our customers' transition to a more sustainable way of living; our Green Homes strategy is to deliver products and propositions to support our customers to take steps to improve the energy efficiency of their homes, switch to low-carbon heating and reduce their energy consumption. Our focus is on launching initiatives that aim to drive real benefit to society and to the environment. We have continued to support customers purchasing a new build, energy efficient home through our Green Home Mortgage, launched in 2018 and under which we've already lent over £2.8bn to over 12,000 customers. Barclays is also committed to working collaboratively with the UK Government to encourage and inform the development of strategies and policies to drive more energy- efficient homes and retrofitting, including through industry groups where appropriate, and through our own engagement with policymakers. Strategy Climate and sustainability Governance Risk review Financial review Financial statements Shareholder information Barclays PLC 2022 Annual Report on Form 20-F 33 Implementing our Climate Strategy (Continued) TCFD Strategy Recommendation (b) | Strategic Pillar 1

Next sectors in our portfolio alignment Using BlueTrackTM, we have assessed our financed emissions in six high emitting sectors and have set targets in five of those. We will continue to assess the financed emissions across our portfolio and measure the baseline emissions that we finance across sectors. In particular, we aim to assess our baseline financed emissions across the Agriculture, Commercial Real Estate, Aviation and Shipping sectors during 2023. Our commitment under the Net-Zero Banking Alliance is to set science-based targets for all material high-emitting sectors in our portfolio by April 2024. Our assessment of our baseline financed emissions in these further sectors will inform our plan for target setting in the coming year. This work to comply with our commitment under the Net-Zero Banking Alliance, as well as work that is ongoing to develop a high-level modelled assessment of our overall balance sheet, consistent with the approach outlined by the Partnership for Carbon Accounting Financials (PCAF), will aid our understanding of the extent to which our financing aligns with a 'well below 2°C' scenario. The phasing of our work and progress we've made in portfolio alignment reflects the considerable effort required to establish our baseline emissions for each sector and to set appropriate targets, taking account of both our lending and capital markets financing activities. Corporate and Investment Bank: Managing our portfolios In managing our portfolios, we taken into account all relevant climate-related risks and considerations, including how our portfolios are performing against our BlueTrackTM targets so that this can be considered in context, alongside our client transition analysis, counterparty risk and other relevant business considerations. + Further details of climate risk-related considerations are managed can be found in the Managing impacts in lending and financing section on page 175. With regards to performance against targets, we have established regular senior management reporting and monitoring for each of our portfolios in the Corporate and Investment Bank. This includes both our current metrics as well as a forecast of how clients’ emissions and thus our overall portfolio may evolve over the remaining target period. By understanding how our estimated performance compares to our targets we are able to appropriately increase or decrease the degree of required management oversight. • Where we believe we are currently likely to exceed our targets we continue monitoring our progress. • For targets we believe will be met within a margin of error, we assess the portfolio impact of proposed new lending transactions above certain thresholds to ensure we are comfortable with the potential impacts. • Where we expect meeting our targets will be challenging, the thresholds for the size of transactions to be reviewed are scaled down accordingly to ensure greater management oversight in the round of such transactions. We are continuing to invest in building improved tools that allow us to enhance the quality of our forecasting and to help us better understand the potential impact of the uncertainty in our estimates of future performance. Strategy Climate and sustainability Governance Risk review Financial review Financial statements Shareholder information Barclays PLC 2022 Annual Report on Form 20-F 34 Implementing our Climate Strategy (Continued) TCFD Strategy Recommendation (b) | Strategic Pillar 1

Restrictive policies In addition to setting sector-specific emission reduction targets, consistent with our Purpose and considering relevant risks and other factors, we have set explicit restrictions to curtail or prohibit financing of certain activities in sensitive sectors. These policies are listed below and set out in detail within our statements and policy positions . They include clear restrictions on thermal coal mining and coal-fired power generation, Arctic oil and gas, oil sands and hydraulic fracturing (fracking). Our restrictive policies are regularly reviewed and updated based on a number of internal and external factors. In light of this we are aligning our thermal coal power phase-out date for all EU and OECD countries to 2030. Since 2020, as part of our climate strategy we have only provided financing to oil sands exploration and production clients who have projects to reduce materially their overall emissions intensity, and a plan for the company as a whole to have lower emissions intensity than the level of the median global oil producer by the end of the decade. As a result of this policy, our lending exposure to oil sands exploration and production clientsa had reduced to zero at the end of 2022. In light of this position and consistent with Barclays’ business strategy, we are further restricting our business appetite so that with effect from 1 July 2023 we will not provide financing to oil sands exploration and production companies or for the construction of new oil sands exploration assets, production and processing infrastructure or Oil Sands Pipelines. Position and policy statements on sensitive sectors Climate change Forestry and Agricultural Commodities • Coal mining • Coal power • Oil sands • Fracking • Arctic oil and gas • Forestry, pulp and paper • Palm oil • Soy + Further details can be found at: home.barclays/ sustainability/esg-resource-hub/statements-and-policy- positions/ Changes to our restrictive policies Previously announced policy New announcement Restrictive policy Existing restrictions in relation to thermal coal financing will continue to apply other than as updated below Thermal Coal Power • By 2030: in the UK and EU – phase out of financing to clients engagedb in coal-fired power generation. In the rest of the world (including USA) – no financing to clients that generate more than 10% revenue from coal-fired power generation • By 2035: phase out of financing to clients engaged in coal-fired power generation • By 2030: in EU and OECD phase out of financing to clients engagedb in coal-fired power generation. In the rest of the world, no longer provide financing to clients that generate more than 10% of revenue from coal-fired power generation • By 2035: phase out financing to clients engaged in coal-fired power generation Oil Sands • We will only provide financing to oil sands exploration and production clients who have projects to reduce materially their overall emissions intensity, and a plan for the company as a whole to have lower emissions intensity than the level of the median global oil producer by the end of the decade. We will not provide financing: • To oil sands exploration and production companiesa ; or • For the construction of new (i) oil sands exploration, production and/or processing assets; or (ii) oil sands pipelinesc. The experience of the last few years leads us to recognise that client transition pathways will vary and the ability of our clients to meet our requirements may be affected (positively or negatively) by external factors, including, for example, the public policy and regulatory environment, technological advancement, geopolitical or regional developments, energy security, cost of living and just transition factors. We intend to continue to work with and support our clients as they transition their business and will monitor and engage with them on their progress and the impact of external factors over time, through our Enhanced Due Diligence and Client Transition Framework. We will continue to keep our policies, targets and progress under review in light of the output of that work, the external environment and the need to support an orderly energy transition and provide energy security. Further restrictions are set out in our Position Statements in relation to Forestry and Agricultural Commodities and World Heritage and Ramsar Wetlands. We intend to update these Statements and related policies and procedures in Q2 2023. Notes a Oil sands exploration and production companies are those that majority own (&gt;50%) or operate oil sands exploration, production and processing assets, other than companies that generate less than 10% of revenue from these activities. b A client is defined as "engaged in" coal-fired power generation if the client earns &gt;5% revenue from that activity. c Oil Sands Pipelines are pipelines whose primary use is for the transportation of crude oil extracted from oil sands. Strategy Climate and sustainability Governance Risk review Financial review Financial statements Shareholder information Barclays PLC 2022 Annual Report on Form 20-F 35 Implementing our Climate Strategy (Continued) TCFD Strategy Recommendation (b) | Strategic Pillar 1

Financing the transition Barclays is facilitating green and sustainable finance, alongside investing, to help the economies we serve to support the transition to a low-carbon model. We are facilitating funding and investing into green technologies and low-carbon infrastructure projects. We are also using our advisory capabilities, product sets and financial expertise to help our customers and clients realise their own transitions to a low-carbon economy. In 2018, we set two targets covering financing that we facilitate for our clients and customers: (i) £150bn of social, environmental and sustainability-linked financing by 2025; and (ii) £100bn of green financing by 2030. In 2020, we also announced that we would invest up to £175m in environmentally-focused early- stage technology companies under our Sustainable Impact Capital investment mandate. During 2022, we continued to facilitate finance and undertook a strategic review of the Group’s capabilities, market demand and growth opportunities across sustainable financing. As a result in December 2022, we announced two new targets - to facilitate $1trn of Sustainable and Transition Financing between 2023 and the end of 2030 and to invest £500m into global climate tech start-ups through our Sustainable Impact Capital portfolio by the end of 2027. Financing the transition targets Sustainable financing targets £150bn social, environmental and sustainability - linked financing facilitated between 2018 and 2025 Progress: target exceeded in 2021, with £247.6bn facilitated by the end of 2022 £100bn green financing facilitated between 2018 and 2030 Progress: on track to meet target well ahead of the 2030 target date, with £87.8bn facilitated by the end of 2022 $1trn Sustainable and Transition Financing between 2023 and 2030 New target encompasses green, social, transition and sustainability-linked financing Sustainable Impact Capital target £175m between 2020 and 2025 Progress: £89m invested by the end of 2022 Extended to £500m by 2027 Existing targets New targets announced in 2022 Social, environmental and sustainability-linked financing Barclays surpassed its target of facilitating £150bn of social, environmental and sustainability-linked financing between 2018 and 2025 in 2021, four years early. We facilitated £54.3bn of social, environmental and sustainability-linked financing during 2022 (£69.2bn in 2021) and a cumulative £247.6bn since 2018. The fall in financing facilitated in 2022 is consistent with the drop in overall market activity compared to 2021. Social and environmental financing consists of financing for dedicated use of proceeds, financing for clients with an eligible business mix in relevant environmental and social categories, and sustainability-linked financing which refers to general purpose funding linked to specific sustainability performance metrics. Debt issuance was the largest product category again this year accounting for 71% of the total (2021: 74%). Loans and equity accounted for 26% (2021: 19%) and 2% (2021: 7%) respectively. Social financing Raising finance for clients including supranational, national and regional development institutions continued to be a key driver of the £24.9bn of social financing facilitated in 2022, while also contributing 58% of the total social and environmental financing (excluding sustainability-linked). Strategy Climate and sustainability Governance Risk review Financial review Financial statements Shareholder information Barclays PLC 2022 Annual Report on Form 20-F 36 Implementing our Climate Strategy (Continued) TCFD Strategy Recommendation (b) | Strategic Pillar 1

As a growing area of sustainable finance, we have seen issuers aligning their financing commitments to social use of proceeds bonds which allocate funds to categories such as access to healthcare, affordable housing and essential services. We have also seen the use of social KPIs within sustainability-linked financing such as targets linked to gender diversity. Environmental financing Our environmental financing consists of labelled, dedicated use of proceeds and general purpose financing in environmental categories. In 2022, we facilitated £18.0bn versus £22.6bn in 2021, reflecting continued strong demand for environmental financing and our strategy to work with our clients and customers to help facilitate their transitions towards a low-carbon economy. Sustainability-linked financing (including social) In addition to dedicated use of proceeds transactions where financing is allocated to specific eligible green, social or sustainable activities, projects or assets, sustainability-linked bonds (SLBs) and sustainability-linked loans (SLLs) are forward-looking, performance-based debt instruments issued with specific KPIs and sustainability performance targets. Our sustainability-linked financing totalled £11.4bn in 2022, up 5% from £10.8bn in 2021. The SLB market continues to be of significant importance to both investors and issuers alike who use these instruments to embed their sustainability targets into financing commitments. Barclays' Sustainable Finance Framework Our sustainable financing is tracked using the methodology set out in the Barclays Sustainable Finance Framework, which defines the criteria we use for social financing, environmental financing, green financing and sustainability-linked financing for the purpose of recording progress against our sustainable finance targets. Barclays is developing a similar Transition Finance Framework, that will determine the eligibility of transition transactions. + Our Sustainable Finance Framework can be found online within our ESG Resource Hub at: home.barclays/sustainability/esg-resource-hub/ reporting-and-dsiclosures/ Facilitating £100bn of green financing We facilitated £25.5bn of green financing in 2022 (down from £29.8bn in 2021, reflecting lower market activity), comprising: • labelled use of proceeds and general purpose financing in environmental categories (£18.0bn in 2022) and • sustainability-linked financing that incorporates environmental performance targets (£7.5bn in 2022). Since 2018, we have facilitated a total of £87.8bn across these categories. We are therefore on- track to meet our target of £100bn of green financing well ahead of the 2030 target date. Breaking down our green financing by product type, the largest category was debt issuance, accounting for 61% (2021: 63%) of the total. Loans and equity made up 33% (2021: 21%) and 4% (2021: 15%) respectively. New $1trn Sustainable and Transition Financing target In light of the progress made against our previously announced targets and after a strategic review of the Group's capabilities, market demand and growth opportunities, in December 2022 we announced a new target to facilitate $1trn of Sustainable and Transition Financing between 2023 and the end of 2030. This encompasses the green, social, transition and broader sustainability-linked financing requirements of clients including corporates, governments and consumers. This includes financing of climate and environmental solutions including green mortgages, energy efficient technology and renewable energy, as well as financing for broader social and sustainability work, including sustainability-linked structures and areas such as affordable housing. The inclusion of transition financing in this target reflects our recognition of the importance of supporting the decarbonisation of "hard to abate" sectors that are carbon intensive. Progress towards this target may vary from year to year. Changes in market conditions, policy, laws, regulation and stakeholder expectations, including approaches to product labelling and regulatory scrutiny of green and sustainable products could impact lending and capital markets appetite. New climate and decarbonisation technologies may scale at varying rates, including being reliant on the supply and demand of raw materials. We will continue to review and adapt our approach to sustainable financing in response to the evolving market opportunities. Sustainable Impact Capital We firmly believe that innovation is key to tackling climate change and we are committed to supporting transformative change by investing our own capital in entrepreneurial companies. In 2020 Barclays announced that it would invest up to £175m equity capital into environmentally- focused start-ups by 2025, helping to support our clients' transition towards a low-carbon economy. To date, we have invested £89m into 16 innovative start-ups, helping them to scale solutions to environmental challenges and fill their growth-stage funding gaps. These investments have supported many aspects of climate-tech innovation, from property retrofit solutions to long-duration energy storage and hydrogen technologies. Momentum has so far been in-line with expectations creating strategic opportunities across the Group. The success of the investments to date meant that an increase in the investment mandate was required to allow Barclays to continue existing efforts and support new investments. As a consequence, in December 2022 we announced that the investment mandate will increase to £500m by the end of 2027. We expect the next phase of investments will see an enhanced focus on decarbonisation technologies that are enabling transition within carbon intensive sectors, particularly where Barclays has meaningful client exposure such as energy and power, real estate and transport. A particular focus will be on carbon capture and hydrogen technologies. Strategy Climate and sustainability Governance Risk review Financial review Financial statements Shareholder information Barclays PLC 2022 Annual Report on Form 20-F 37 Implementing our Climate Strategy (Continued) TCFD Strategy Recommendation (b) | Strategic Pillar 1

Sustainable financing dashboard £150bn social, environmental and sustainability-linked financing facilitated (2018-2025) Achieved to date £247.6bn Annual breakdown by category (£bn) 2022 2021 2020 2019 2018 18.0 22.6 14.8 7.8 5.3 24.9 35.7 41.2 23.9 21.8 11.4 10.8 5.0 3.1 1.4 n Environmental n Social n Sustainability-linked Annual breakdown by region (£bn) 2022 2021 2020 2019 2018 19.8 27.1 29.6 14.4 10.0 30.8 36.0 28.6 18.6 17.1 3.6 6.1 2.7 1.8 1.5 n Americas n UK / Europe n Asia and Rest of World Annual breakdown by product (£bn) 2022 2021 2020 2019 2018 38.3 50.9 49.1 30.2 25.8 1.2 4.8 2.6 0.1 0.4 14.3 13.1 9.2 4.4 2.3 0.4 0.3 n Debt n Equity n Loan n Investments n Other (Contingent) £100bn green financing facilitated (2018-2030) Achieved to date £87.8bn Breakdown by year (£bn) 2022 2021 2020 2019 2018 18.0 22.6 14.8 7.8 5.3 7.5 7.2 2.8 1.4 0.3 n Environmental n Sustainability-linked (green) Breakdown by region (£bn) 2022 2021 2020 2019 2018 7.1 12.7 7.9 3.3 2.3 16.8 14.7 9.0 5.0 3.0 1.7 2.4 0.7 0.9 0.3 n Americas n UK / Europe n Asia and Rest of World Breakdown by product (£bn) 2022 2021 2020 2019 2018 15.6 18.9 12.2 7.0 4.8 0.9 4.4 1.5 0.1 0.3 8.3 6.2 3.8 2.1 0.6 0.7 0.3 4.3 12.3 22.68 24.1 n Debt n Equity n Loan n Investments n Other (Contingent) + Further details of the data provided, including further granularity of decimal points can be found in the ESG Data Centre located within the ESG Resource Hub at home.barclays/sustainability.esg-resource-hub/reporting-and-disclosures/ Strategy Climate and sustainability Governance Risk review Financial review Financial statements Shareholder information Barclays PLC 2022 Annual Report on Form 20-F 38 Implementing our Climate Strategy (Continued) TCFD Strategy Recommendation (b) | Strategic Pillar 1

Barclays' Sustainable Finance Framework We seek to be transparent about our approach to reporting against our sustainable finance targets. Our sustainable financing is tracked using the methodology set out in the Barclays Sustainable Finance Framework (SFF). This framework defines the criteria we use for social financing, environmental financing, green financing and sustainability-linked financing. This includes ‘dedicated purpose’ green and social financing, ‘general purpose’ financing based on eligible company business mix and sustainability- linked financing, and sets out applicable criteria drawing on industry guidelines and principles. It should be noted that the methodology is reliant on a range of data sources including Dealogic and Bloomberg transaction listings and league tables, as well as other third-party data and verification sources including company disclosures to aid the classification of financing into eligible green and social categories. We recognise that the quality, consistency and comparability of the data relied upon is not yet of the same standard as more traditional financial metrics and presents an inherent limitation to the performance reported. We will continue to review available data sources and enhance our methodology and processes to improve the robustness of the performance disclosed. The legal and regulatory landscape relating to sustainable financing, including the naming and categorisation of products as ‘green’, ‘social’, ‘sustainability-linked’ and otherwise, is rapidly evolving with differing regulations across jurisdictions. We may wish to revisit our approach in that context in the future. There is currently no globally accepted framework or definition (legal, regulatory or otherwise) governing what constitutes 'ESG', 'green', 'sustainable', or similarly-labelled products, nor is there unanimous agreement on what attributes a particular investment, product or asset should have to be labelled as such. Furthermore, no assurance can be given that a globally accepted definition or consensus will develop over time. We will continue to monitor and comply with applicable jurisdictional regulatory taxonomy definitions and product labelling obligations as they emerge. As innovation in sustainable finance continues to accelerate, we will continue to review and update our SFF, our measurement of our performance against targets, and keep our general approach under review. To support the new sustainable finance target, we updated our SFF, published in December 2022, which will apply to financing volumes tracked against our new target to facilitate $1trn of Sustainable and Transition Financing between 2023 and the end of 2030. + Barclays' Sustainable Finance Framework can be found online in our ESG Resource Hub at: home.barclays/ sustainability/esg-resource-hub/reporting-and-disclosures/ Strategy Climate and sustainability Governance Risk review Financial review Financial statements Shareholder information Barclays PLC 2022 Annual Report on Form 20-F 39 Implementing our Climate Strategy (Continued) TCFD Strategy Recommendation (b) | Strategic Pillar 1

Treasury green programmes Barclays Treasury plays a key role in helping Barclays to meet its climate goals by allocating, managing and governing its financial resources effectively, and executing sustainable principal investments and transactions, partnering with businesses to advance strategic climate objectives in the transition towards a low-carbon economy. Sustainable Impact Capital Our Sustainable Impact Capital portfolio, led by the Barclays Principal Investments team in Treasury, has a mandate to invest £500m into global climate tech start-ups through our Sustainable Impact Capital portfolio by the end of 2027, helping to support our clients’ transition towards a low-carbon economy. + Further examples of our green innovation financing can be found at: home.barclays/sustainability/our-position-on- climate-change/accelerating-the-transition/sustainable- impact-capital/ From the acceleration of innovative carbon efficient technologies and supply chains to supporting the development of viable markets for carbon capture and sequestration, the programme is seeking out and supporting clear, scalable propositions that deliver both environmental benefits and economic returns. We aim to fill growth stage funding gaps to help accelerate and scale catalytic and strategic solutions to environmental challenges. We have made meaningful progress towards building a portfolio of strategic investments which have a focus on reducing carbon footprints and accelerating the transition towards a low- carbon economy. £89m of the £175m overall target has been deployed since 2020, with £35m invested in 2022, up 16% from 2021. We expect the next phase of investments will see an enhanced focus on decarbonisation technologies that are enabling transition within carbon intensive sectors, particularly where Barclays has meaningful client exposure such as energy and power, real estate and transport. A particular focus will be on carbon capture and hydrogen technologies. Achieved to date £89m Sustainable Impact Capital £m 24 30 35 500 n 2020 n 2021 n 2022 n Target by 2027 Strategy Climate and sustainability Governance Risk review Financial review Financial statements Shareholder information Barclays PLC 2022 Annual Report on Form 20-F 40 Implementing our Climate Strategy (Continued) TCFD Strategy Recommendation (b) | Strategic Pillar 1

Strategic ESG transactions Treasury partners with businesses to originate, structure and execute strategic ESG transactions in order to support the climate objectives of the bank and our clients. Together, we partner with key development stakeholders including the UK Infrastructure Bank, British Business Bank and Export Credit Agencies to design solutions which help unlock financing for emergent green technologies and social projects, leveraging on our unique principal risk transfer, structuring and investment capabilities to support these clients and projects to scale up. Green notes programme The Barclays Bank PLC green notes programme covers a wide range of Barclays issued products including structured and index-linked notes, asset-backed notes and commercial paper which are used to finance and / or refinance green assets originated by our corporate and investment banking teams and helping to finance these projects more economically. Green notes programme (Notional) £m n Green structured notes 88 n ECP 135 Markets and Treasury structure and manage the programme including the governance and note frameworks which underpin issuance. Green Structured Notes, in particular, give our investors an opportunity to invest alongside us in green assets that help fund the transition to a low-carbon economy. It also helps Barclays provide financing for these projects more economically and thereby benefit borrowers. + Further details on our green notes programme can be found at: home.barclays/greenbonds/ Green bond investment portfolio In 2022, we remained engaged in the ESG market as an investor. After above average growth in ESG issuance volumes in 2021, the pace slowed in 2022, with labelled bond issuance down by approximately 30%. The market however continued to broaden, with several new issuers coming to the market. Barclays’ Treasury was involved in a number of these inaugural events, including debut issuance from the Canadian and Austrian governments. We aim to reach our £4bn target portfolio size in the near term, as the green and sustainable bond markets continue to broaden and with issuance volume predicted to return to 2021 levels this year. Green bond investment portfolio size by year £bn 2022 2021 2020 2.8 3.4 3.1 Against an ambition to get to a portfolio size of £4bn over time Green bond investment portfolio impact by sector (%) 39 45 10 3 3 n Renewable energy 39 n Water and waste 3 n Transport 45 n Agriculture 3 n Other 10 Green bond investment portfolio impact by region (%) 86 3 3 4 4 n Europe 86 n Africa 4 n Asia 3 n North America 4 n South America 3 Strategy Climate and sustainability Governance Risk review Financial review Financial statements Shareholder information Barclays PLC 2022 Annual Report on Form 20-F 41 Implementing our Climate Strategy (Continued) TCFD Strategy Recommendation (b) | Strategic Pillar 1

Embedding ESG into our business We are embedding Sustainability and ESG throughout the Barclays business, taking into account the impact of climate-related risks and opportunities on our businesses, strategy and financial planning. Our climate strategy is underpinned by the way we assess and manage our exposure to climate- related risk. The risks associated with climate change are subject to rapidly increasing societal, regulatory and policy focus, both in the UK and internationally. We are embedding climate risk into Barclays' risk framework taking into account regulatory expectations and requirements, and adapting Barclays' operations and business strategy to address the financial risks resulting from both the physical risk of climate change and the transition to a low-carbon economy. In January 2022, climate risk became one of the Principal Risks in our Enterprise Risk Management Framework. We also identify and consider the impact of climate risk on other Principal Risks facing the bank. + Further details on climate risk identification, assessment and management can navigated via the Risk Review contents section on page 186. In 2022, we included our climate strategy and climate-related risks and opportunities in our financial planning. We continue to work to embed these considerations into our products and services and operations. We have also worked on embedding ESG considerations into the culture of the organisation through training and knowledge building. To embed ESG in culture, we cannot only train colleagues whose role includes ESG aspects, but all colleagues across the bank so in 2022, we have implemented a number of training initiatives and developed resources available to all colleagues. Impact of climate-related risks and opportunities on our business, strategy and financial planning Barclays’ 2022 financial planning process included a review of our strategy and its implementation, as well as an initial view of climate-related risks and opportunities, which aligns with how we manage other risks. The implementation of our strategy is not only impacting our products and services, but also our operations. We continue to develop new processes and capabilities and are embedding them into our operations to address increasing complexity, including building technology solutions where required to support oversight, management and reporting processes. Within Barclays' group change programme for climate, there is a workstream specifically related to finance and regulations. Within this, we have strategic deliverables (along with a set of actions we track) to seek to embed our climate strategy into the financial planning process, and prioritise it as appropriate in line with our overall strategy. Barclays' latest financial plan, developed during 2022, leverages the three pillars of our climate strategy to estimate the future impact of climate on our financial performance. The financial plan also includes a section dedicated to climate. Further details on how this was included in our five-year financial planning process are set out below, including our approach to sustainable financing, targets and capital investments. All key businesses and functions are involved and delivery is managed through a central programme, supported by extensive change management expertise. We are further developing processes and levers that have already started to impact the business we engage in. For example: • we strive to continue to decarbonise our own operations, reducing our Scope 1 and Scope 2 and our upstream and selective downstream Scope 3 emissions • we are tracking progress towards portfolio alignment (i.e. of our financed emissions) with the goals and timelines of the Paris Agreement through BlueTrack™, which includes a number of portfolio alignment metrics. The metrics are subject to regular management review including second line review by the Climate Risk team to assess the strategy against the targets • we continue to develop our green, sustainable and transition finance banking product sets, including for retail customers, such as green mortgages, bonds, loans and investment funds • we continue to explore climate scenario analysis and stress testing as a tool to assess and quantify the potential impacts on our business from climate change • we conduct portfolio reviews to monitor that business activities conducted are within Barclays’ mandate (i.e. aligned with expectations), and are of an appropriate scale (relative to the risk and reward of the underlying activities). Mandate & Scale Exposure Controls form part of our overall risk appetite control framework and climate risks have been integrated into annual credit portfolio reviews for elevated risk sectors since 2020. Over the past year we have grown our existing talent with several strategic hires, including Heads of Sustainable Finance for CIB and BUK. Each hire will allow us to further support our climate strategy; increase co-ordination and accountability and aid engagement with colleagues across our businesses as part of our financial planning process; and help our customers and clients with their individual transitions to a low-carbon economy. The 2022 financial planning process used a five year baseline scenario that assumed climate factors were already included in the wider macroeconomic variables, and therefore no further climate-related adjustments were necessary. We assessed the financial impact of embedding the individual parts of our climate strategy, new initiatives and targets across our businesses, including the wholesale credit book, sustainable financing and sustainable lending in the Corporate and Investment Bank and initiatives across our retail businesses, such as green mortgages and sustainable investing. A strategic review of sustainable financing was also completed during the year. The review identified commercial opportunities and noted certain risks which could arise. The majority of opportunities continue to reside within Equity Capital Markets, Debt Capital Markets and lending. The output of the strategic review was considered in the planning process, including incremental revenue, cost and capital. Additionally, the planning process included an assessment of our financed emissions reduction targets for some of our highest emitting sectors: Energy, Power, Cement and Steel. Barclays has set absolute emissions or emissions intensity targets for these sectors. Barclays continues to engage with our clients to support the transition to a low-carbon economy and our current targets do not materially impact financial performance over the next five years. Strategy Climate and sustainability Governance Risk review Financial review Financial statements Shareholder information Barclays PLC 2022 Annual Report on Form 20-F 42 Implementing our Climate Strategy (Continued) TCFD Strategy Recommendation (b) | Strategic Pillar 1

The financial planning process also covered a review of our own net zero operations target, which supported decisions around how we redirect real estate and technology capital investment across our businesses, including the branch network in BUK, to deliver our stated targets. We will continue to enhance how our climate strategy is embedded into the way we think about financial planning over the coming years. Strategy Climate and sustainability Governance Risk review Financial review Financial statements Shareholder information Barclays PLC 2022 Annual Report on Form 20-F 43 Implementing our Climate Strategy (Continued) TCFD Strategy Recommendation (b) | Strategic Pillar 1

Scenario Analysis Scenario analysis forms a key part of Barclays’ approach in assessing and quantifying the impact of climate change1. Since 2018, Barclays has progressively developed its scenario analysis capabilities, developing-in house methodologies, collaborating with external subject matter experts, and participating in regulatory exercises. The outcomes, time horizon and future pathways for climate- related events and risks are highly uncertain, which presents challenges in understanding and quantifying the impact on financial systems and market participants. It is critical for organisations to evaluate the business implications of climate-related risks and opportunities to inform strategic thinking and to design appropriate risk management strategies in response to these risks. At Barclays, scenario analysis and stress testing tools are used to provide insights on the effects of transition and physical risks on our portfolios under a range of climate change scenarios, which we intend to increasingly use to inform financial planning and business strategy setting, risk appetite and risk management. 2. Internal short-term transition scenario • Short-term assessment exploring the potential transition risk impact of a ‘Climate Minsky Moment’ with a rapid market correction, followed by broader macroeconomic shocks • Scenario narrative and shocks informed by external publications e.g. RA insurance climate stress, DNB energy transition stress test. 4. Exploratory climate scenarios by the Bank of England (BoE) • Barclays participated in the BoE’s Climate Biennial Exploratory Scenario (CBES) • Stress test covers three long-term scenarios: Early Action, Late Action and No Action • Assessments focused on credit risk impacts to wholesale and retail portfolios 1. External case studies through UNEP FI • Case study exercises covering Power Utilities, Oil & Gas and Residential Real Estate • Scenario assessment based on REMIND 2oC scenario, assessing a specific client set in each sector • Judgement-led and simplistic approach to calculate climate probabilities of default 3. Internal climate scenarios informed by NCFS • Long-term climate internal stress test • Scenario narrative and shocks informed by NCFS ‘Disorderly Transition’ combined with internal scenario of comparable sensitivity (pre-COVID IFRS 9 Downside 1) • Second assessment considered incremental physical risk impact from the ‘Hot House World’ scenario 5. Framework, regulatory and internal scenario analysis This year, Barclays has participated in regulatory stress tests (e.g. ECB CRST), conducted bespoke internal scenario analysis exercises and further developed frameworks for performing scenario-based climate risk measurement exercises Notes: 1 Informed by the Basel Committee on Banking Supervision's 2021 "Climate-related financial risks - measurement methodologies" report, Barclays considers climate scenario analysis as forward-looking projections of climate risk outcomes, with climate stress testing a subset of this where the exercise is designed to evaluate financial resiliency to a severe but plausible scenario. Strategy Climate and sustainability Governance Risk review Financial review Financial statements Shareholder information Barclays PLC 2022 Annual Report on Form 20-F 44 Resilience of our strategy TCFD Strategy Recommendation (c)

Barclays participated in the Bank of England’s Climate Biennial Exploratory Scenario (CBES) in 2021, which was a first phase. The bank also took part in the second phase of the CBES exercise in 2022. These exercises were exploratory and designed to assess financial institutions' capabilities and preparedness for dealing with financial and economic shocks stemming from climate risks. The CBES exercise was a significant undertaking for the bank, requiring a material uplift in our climate risk quantification capabilities and approaches. The ECB Climate Risk Stress Test (CRST), held in 2022, was an exploratory exercise designed to test climate stress testing capabilities and assess the financial resilience of participating banks. Both CBES and CRST were learning exercises for both supervisors and financial institutions and without direct implications on the capital requirements for the supervised banks. In 2022, Barclays performed a sector-specific scenario analysis exercise to understand the impact of transition risks to the specific sectors over the short and medium term. The details of these exercises are covered in the next sections. In 2022, and considering learnings from CBES Phase 1, Barclays has further developed understanding and use of climate scenario analysis by performing deep dives on available third-party climate scenarios, benchmarking internal climate methodologies and approaches to industry practice, and developing a consistent approach for the development of climate models across asset classes. Banks' climate losses as a result of counterfactual losses (%) 40 65 36 95 100 35 95 100 35 60 35 64 — 65 — 55 Mortgages Consumer credit Wholesale n Early action n Late action n No additional action n No additional action (illustrative adjustment) Banks’ total losses in the transition scenarios versus expected losses in hypothetical counterfactual scenario ($bn ) 2020 2025 2030 2035 2040 2045 2050 0 50 100 150 200 250 n Late action n Early action n Counterfactual scenario The size of the losses published by the Bank of England here broadly aligned to those Barclays estimated from the exercise. Source: https://www.bankofengland.co.uk//2022/results-of-the-2021-climate-biennial-exploratory-scenario Barclays has developed its approach and methodologies, including: • refining corporate transition risk modelling by sourcing additional datasets on company emissions and transition plans, while factoring in sector-specific dynamics that the transition will pose • enhancing corporate physical risk modelling, a key area of focus across the industry given the challenges it poses, by incorporating additional physical risk considerations such as knock-on geopolitical impacts and supply chain disruptions • developing methodologies for a wide range of climate transmission channels for mortgage assets, at a high resolution of granularity, across physical risk hazards such as flood, subsidence, coastal flooding and storm, and transition risks including EPC costs and energy prices • further incorporating these methodological approaches and enhancements into Climate Risk Management processes and frameworks. Throughout 2022, Barclays have built on these learnings to inform our vision and plan for undertaking climate scenario analysis exercises. As our capabilities for scenario analysis evolve and mature, we expect these to increasingly inform the financial planning process and business strategy. Strategy Climate and sustainability Governance Risk review Financial review Financial statements Shareholder information Barclays PLC 2022 Annual Report on Form 20-F 45 Resilience of our strategy (continued)

Climate Scenario Analysis Exercises and Insights A number of external and internal scenario analysis exercises have been continued or undertaken during 2022, the details of which are provided below. Climate Biennial Exploratory Scenario (CBES) The objectives of the CBES exercise were to: (1) assess the magnitude of the financial exposures of the firms and financial system to climate change; (2) understand implications and resilience of a firm’s business model to a range of different climate scenarios; and (3) improve firms’ management of the financial risks from climate change. In order to achieve these objectives, the CBES utilised three scenarios that test a wide variety of pathways: (1) Early Action; (2) Late Action; and (3) No Additional Action. In the CBES exercise, carbon prices provide an indication of the level of transition risks in the scenarios. A summary of these scenarios is included in the table below. CBES scenario Early Action (EA) Late Action (LA) No Additional Action (NAA) Description An Early and Orderly Transition A Late and Disorderly Transition Includes only policies in place before 2021 The transition to a net zero economy starts in 2021. Carbon taxes and other policies intensify relatively gradually over the scenario horizon. Global carbon dioxide emissions are reduced to net zero by around 2050. Global warming is limited to 1.8oC by the end of the scenario (2050) relative to pre-industrial levels. The implementation of policies to drive the transition is delayed until 2031 and is then more sudden and disorderly. Global warming is limited to 1.8oC by the end of the scenario (2050) relative to pre-industrial levels. The more compressed nature of the reduction in emissions results in material short-term macroeconomic disruption. Primarily explores physical risks from climate change. Here there are no new climate policies introduced beyond those already implemented. The absence of transition policies leads to a growing concentration of greenhouse gas emissions in the atmosphere and, as a result, global temperature levels continue to increase, reaching 3.3oC relative to pre-industrial levels by the end of the scenario (2080). Barclays submitted results for the first phase of this exercise in October 2021 and participated in the second round of submissions during 2022. This stage focused on the implications of the first-round responses to financial institutions' ability to manage climate risks and adapt business models. The CBES results were published by the Bank of England in 2022, with Barclays losses broadly in line with our banking market share. The aggregate results of this exercise across all participants can be seen on page 45. Insights from this exercise Learnings from the CBES exercise have informed our risk management approaches. This includes our evaluation and assessment of elevated risk sectors and enhancing our climate risk metrics reported to Climate Risk Committee and Board Risk Committee. Additionally, a new requirement has been incorporated into the Client Assessment and Aggregation Standard, so that any lending request to a corporate defaulting under the CBES scenario will include enhanced due diligence on the impact of climate change on borrowers' financial conditions. The CBES exercise will also inform a series of credit risk deep dives to be conducted in 2023, which will also take into account quantitative metrics including carbon intensity and client transition plan assessments. + Further details on our Climate risk management approach can be found from page 204. ECB Climate Risk Stress Test The ECB Climate Risk Stress Test (CRST) was an exploratory exercise designed to test climate stress testing capabilities and assess the financial resilience of participating banks. Specifically, it explored: (1) banks’ capabilities and progress in developing climate risk stress testing frameworks; (2) the capacity of banks to produce climate risk factors; (3) the capacity of banks to produce climate risk stress test projections; (4) the risks banks are facing in the form of transition risks (both short-term and long-term) and acute physical risk events. This exercise was conducted for Barclays Bank Ireland’s portfolio under the ECB jurisdiction. For the specific stress testing component of the exercise, four scenarios were used spanning multiple time horizons, emissions pathways and climate risk types. A summary of these scenarios is included on the next page. To model Barclays' exposures to these scenarios, existing internal approaches were leveraged, for example the Corporate Transition Risk Model. + Further details on this model can be found at: home.barclays/ content/dam/home-barclays/documents/citizenship/ ESG/2021/Corporate-Transition-Forecast-Model-2021.pdf New bespoke approaches were also developed specifically for this exercise. For example, the assessment of drought combined the gross value added curves provided by the ECB, which indicate the relative performance of a sector, with granular physical risk data from Moody’s 427, which includes heat stress scores for over 5,000 companies. The final impacts were reviewed by credit risk subject matter experts to ensure that impacts appeared intuitive to the scenario narrative and company specific factors. Insights from this exercise Overall, the climate impacts from the scenarios were considered manageable, with highest losses observed in the Wholesale Credit Portfolio under the Drought & Heat Risk scenario. We set out below a heat map of losses, indicating the relative impact of the climate stress scenario against the baseline scenario used within the exercise. The ECB also provided general feedback with respect to banks' stress-testing capabilities and its expectation that further progress will be made in the coming years. A climate risk dashboard has been developed to monitor risks identified and to inform Barclays Bank Ireland Board Risk Committee. Strategy Climate and sustainability Governance Risk review Financial review Financial statements Shareholder information Barclays PLC 2022 Annual Report on Form 20-F 46 Resilience of our strategy (continued)

Type Scenario Time period Projections Scenario Description Transition Risk Short term 3 years Disorderly The short-term Disorderly transition scenario reflects a delayed implementation of government policy to reduce carbon emissions. In order to still meet the goals and timelines of the Paris Agreement, this scenario assess a sharp, unexpected increase in carbon prices in 2022. This is a less adverse scenario that the EU-wide European Banking Authority stress test which reflects a broad-based economic crisis. The disorderly scenario results in sectors strongly linked to fossil fuels experiencing the largest impact. Long term 30 years Orderly The long-term scenario reflects the implementation of transition strategies across three possible trajectories: 1. An Orderly transition assumes early, ambitious government action to transition to a net zero CO2 emissions economy by 2050 2. A Disorderly transition assumes CO2 emissions do not decrease quickly enough until 2030. This triggers action that is late, disruptive, sudden and unanticipated to meet emission targets by 2050 3. A Hot-house transition assumes CO2 emissions are not reduced and the economy is confronted with the materialisation of increasing physical risks, leading to, amongst other things, GDP losses. Disorderly Hot-house Physical Risk Drought and Heat 1 year Stress The short-term Drought and Heat scenario reflects the physical risk of an extended period of hot weather and low rainfall. This scenario results in material output losses across the agriculture, manufacturing and construction sectors. Flood 1 year Stress The short-term Flood scenario reflects the physical risk of a severe flood scenario in Europe. This scenario results in changes in the value of bank's underlying collateral, with a specific focus on mortgage portfolios. Scenario Scope Stress impact Short-term stress Credit Risk - Wholesale £ High Credit Risk - Retail £ High Market Risk £ Moderate Long-term stress Credit Risk - Wholesale Long-term stress scenario projections were exploratory, therefore did not stress against Baseline. The ECB recommends results be interpreted as qualitative rather than quantitative. Retail portfolio experienced greater shocks in Hot-House scenario due to the macroeconomic impact on production, unemployment and subsequent impact on house prices, in contrast, Wholesale experienced the greatest shock in Disorderly scenario due to the impact of both macroeconomic factors and late introduction of more severe carbon price shocks. Credit Risk - Retail Drought and heat risk Credit Risk - Wholesale £ Critical Flood risk Credit Risk - Retail £ Moderate Key £ Moderate £ High £ Critical Strategy Climate and sustainability Governance Risk review Financial review Financial statements Shareholder information Barclays PLC 2022 Annual Report on Form 20-F 47 Resilience of our strategy (continued)

Power Utilities Bespoke Assessment During 2022, Barclays also performed a targeted scenario analysis exercise on Power Utility clients to better understand transition risks to the sector over a short to medium term. This exercise was designed to support climate risk management and evolve climate risk modelling, with outputs indicating the change in risk profile for the sector rather than quantifying financial losses. The scenario was informed by the Network for Greening the Financial System (NGFS) Delayed Transition scenario, and was designed in line with the Programme Finance Initiative (UNEP FI) and National Institute of Economic and Social Research (NIESR) guidance on exploring short- term climate-related shocks. The scenario shifts the transition period experienced in the NGFS scenario from 2032 and beyond to today, representing greater tail risk from rapid transition policies being introduced in a disorderly manner. This was done to ensure the exercise was informative and appropriate for risk management purposes. The exercise leveraged Barclays' Corporate Transition Risk Forecast Model. In addition, the exercise involved some key assumptions, principally that regulated financial entities are less sensitive to climate factors, owing to regulatory support and ability to cover costs. 1. Carbon price ($/tCO2e) 600 500 400 300 200 100 — 2022 2023 2024 2025 2026 2027 2028 2029 2030 n EU n US n RoW Key scenario variables include 1) Carbon Price, representing an overall proxy for transition costs applied to companies as an additional cost to doing business. 2. Electric capacity mix (GW) 25,000 20,000 15,000 10,000 5,000 — 2022 2025 2027 2030 n Coal Capacity n Gas Capacity n Nuclear Capacity n Renewable Capacity Key scenario variables include 2) Electricity Capacity Mix, reflecting changing fuel types for power generation as economies decarbonise. 3. Renewable capital costs (Index) 100% 96% 92% 88% 84% 80% 2022 2023 2024 2025 2026 2027 2028 2029 2030 n CapEx Cost Key scenario variables include 3) Renewable Investment Cost, a component of capital expenditure where marginal renewable investment costs fall as the technologies mature. Insights from this exercise The exercise highlighted key conclusions warranting further investigation and action: • transition scenarios represent a significant risk for Power companies with high carbon-intensive operations, given the high costs of transition (e.g. carbon prices, investment in renewables) • there are existing transition risks in the EU Emissions Trading System that may lead to financial stress for major Power Utilities, and current geopolitical issues may accelerate this as EU companies rely further on coal to offset gas supply issues, driving emissions higher and further away from legally binding targets • if companies pass through carbon-related costs to consumers, this will likely lead to consumer affordability issues, the dynamics of which are being observed today albeit from different drivers • carbon hedging represents a potential mitigant against carbon tax and further investigation is needed on the extent of this activity and its effectiveness • given the short-term nature of the scenario, the exercise assumed that companies would meet their five-year plans as currently disclosed, and would not be assessed or discounted based on a credibility assessment The learnings from this exercise will form a broader power sector deep dive, to be conducted in 2023, which will take into account quantitative metrics including carbon intensity and client transition plan assessment. Whilst the exercise provided insight and learning into this sector, the nature of this exploratory exercise, along with high model uncertainty, means that there were limitations to the analysis. For instance, forecasting the exact nature and timing of government policy is challenging, meaning that estimations must be made as to the format and magnitude these will take. The outputs and insights gained from this exercise will be used to enhance climate risk management processes, including to better quantify the impacts of climate change on the Bank's portfolio, to improve our understanding of how climate risks manifest in this sector, and to support Barclays' resilience to climate risk. Strategy Climate and sustainability Governance Risk review Financial review Financial statements Shareholder information Barclays PLC 2022 Annual Report on Form 20-F 48 Resilience of our strategy (continued)

Evolution of approach Having undertaken a number of climate scenario analysis exercises over the last four years, and gained a greater understanding of the challenges and nuances of climate modelling, Barclays has created and continues to evolve its models, methodologies and scenarios for conducting climate scenario analysis and stress testing for its portfolios. Climate models Informed by these climate scenarios, Barclays is embarking on a journey to develop new, and enhance existing, climate models for specific portfolios. These models are designed to produce climate- relevant credit risk metrics applicable to different use cases, for example climate-adjusted probability of default. These models will work with a range of climate scenarios and evaluate the impact of specific physical and transition risk drivers. The below schematic shows the outline of the model design. Barclays has initially focused on developing this approach for credit risk, given that this risk type has been the focus of climate scenario analysis to date. 1. Models consume climate scenario variables e.g. carbon pricing or flood risk 2. Over time, models will be designed and developed across a wide range of asset classes 3. Relevant climate risk drivers are analysed and evaluated to understand how they interact with the asset class 4. These risks are applied to metrics that drive credit risks within the asset class e.g. LTV for mortgages 5. Using these metrics, credit risk parameters can be obtained e.g. PD or LGD 6. These outputs can be integrated into different downstream use cases e.g. stress testing 7. Models can be used across different business lines within Barclays. Strategy Climate and sustainability Governance Risk review Financial review Financial statements Shareholder information Barclays PLC 2022 Annual Report on Form 20-F 49 Resilience of our strategy (continued)

Challenges Having undertaken a number of climate scenario analysis exercises, Barclays has gained a greater understanding of the challenges and nuances of climate modelling and continues to develop new and enhance existing tools for scenario analysis and stress testing. However, unique and complex features of climate risks, with potential tipping points and non-linearities, represent major challenges in terms of accurately capturing the impact of climate risks and effectively using the results of these exercises to inform various business activities. Some of the challenges include: • climate change scenarios are often derived using models such Integrated Assessment Models (IAMs), which are complex and require deep understanding of feedback loops and module interactions. Over long-term time horizons, such scenarios may struggle to identify inflection points, or periods of heightened volatility caused by physical climate risks, and understanding such as events is important for climate risk management • climate scenario risk analysis requires approaches and tools that are more granular (e.g. focus on company level analysis) which differs from more traditional stress testing exercises which are conducted at portfolio or sector level. This creates a need for more granular data which Barclays may not typically have maintained • modelling typically occurs over long time horizons, which are subject to significant uncertainty. When modelling large and diverse portfolios, pinpointing where and when risks will manifest, and the magnitude of these, is challenging. Planned activity: Group-wide climate stress test Barclays will be performing a Group-wide climate scenario analysis exercise in 2023, to test the impact to Barclays' portfolios from a severe but plausible climate scenario. This exercise is split across four phases over a five-year time horizon, including paths for Physical, Connected and Transition risk events: • severe physical risks emanating from a climate ‘tipping point’, causing widespread impacts to physical systems, including sea level rise, drought and more severe changes in temperature including colder winter weather • amplifying affects to the wider economy as physical risk events lead to changes in society, such as declining agricultural production and increased migration from severely impacted regions, potentially leading to severe price rises and inflation • amplifying affects to the wider economy as physical risk events lead to changes in society, such as declining agricultural production and increased migration from severely impacted regions, potentially leading to severe price rises and inflation • this results in various stakeholders taking mitigating actions, including transition action from policy spheres and consumers switching consumption habits to more sustainable practices • additional non-financial risk impacts including legal and conduct risks are explored, to holistically assess the plausible set of events that manifest from climate change. Through detailed research, it has become clear that there is significant uncertainty within the scientific community around how major changes to the environment may impact weather patterns, given the complexity and interconnections involved. In order to calibrate the scenario, the following sources have been used: a) academic evidence where available, b) tail events that have occurred throughout history, or c) comparable events driven by non- climate factors. However, we acknowledge the limitations of running a scenario as outlined above. The exercise will be used as part of Barclays' ongoing climate risk management, to better quantify the impacts of climate change on the Bank’s portfolios and balance sheet. This will enable Barclays to improve its understanding of how climate risks interact with macroeconomic stresses and to support Barclays' resilience to climate risk. + Further details on the impact of climate-related risks and opportunities on our business, strategy and financial planning can be found on pages 19 and 21. Strategy Climate and sustainability Governance Risk review Financial review Financial statements Shareholder information Barclays PLC 2022 Annual Report on Form 20-F 50 Resilience of our strategy (continued)

Resilience of our strategy, taking into consideration different climate-related scenarios As described above, we use scenario analysis to help us assess and quantify potential impacts of climate change. Based on the stress tests undertaken to date, our current best understanding of the resilience of our business is that the impacts of the climate scenarios we have so far explored, even over the long term, are more benign than the scenarios we generally use to test the resilience of our business. Under the CBES exercise, our business remained resilient under all scenarios. Under the ECB exercise, we did find that the Barclays Europe portfolios (as a sub-set of the Barclays' Group exposures) were vulnerable under the long-term scenarios given their exposure to power and gas utilities. Under the CBES exercise, we found that Barclays’ existing strategic plans to manage emerging climate risks and to align our financing to the goals and timelines of the Paris Agreement in part mitigate some of the risk in at least two of the three scenarios – the Early Action and Late Action scenarios. The Late Action scenario indicated greater disruption compared with the Early Action scenario due to the delay in policy incentives, which amplified the transition risks faced by our clients. In this scenario, there would be a greater need and opportunity to support our clients to adapt, where they are in sectors most vulnerable to transition risks. However, our strategic plans to transition our portfolio reduces our risk exposure in both these scenarios. In the No Additional Action scenario, the world would experience heightened physical risks in the longer-term. Without any additional policy support to incentivise the transition, the gap between our ambition to transition to net zero and the emissions reductions observed in the economy would increase. While we might see less transition risk in this scenario, Barclays would need to consider the implications of such divergence and manage increasing exposure to physical risks faced by certain segments of customers and clients we serve. We recognise that we have more work to do in order to reach a more comprehensive and deeper understanding of the resilience of our business under various climate scenarios. We also aim to more fully integrate climate scenario analysis into our strategic and financial planning over time as our capabilities in the area of scenario analysis evolve further. Macro-dependencies and objectives We consider that, at a high level, the following areas represent some of the macro- dependencies that may impact our clients, customers and suppliers, and thus our ability to deliver our climate strategy: • policy clarity is needed across the real economy, sector by sector, and country by country, to ensure shared expectations and aligned objectives. Without clear milestones that lead to full decarbonisation, there is uncertainty around where finance should flow to support economy-wide decarbonisation • a comprehensive carbon-pricing scheme could be an efficient way to support the transition to net zero. Barclays Research shows current prices (avg $6/tCO2) are insufficient to achieve 1.5°C or 2°C targets • many technological innovations and wider activities needed for the net zero transition need to become more attractive to lenders through improved risk / return ratios. Currently, technology solutions such as carbon capture or hydrogen are yet to achieve full commercial scalability, limiting access to less expensive forms of capital. Larger amounts and less costly capital could be unlocked via blended finance • a wide variety of sector-specific, supply-side challenges need to be addressed on a case- by-case basis. For example, the UK is encountering a skills shortage in the construction sector which will impact retrofitting of housing stock • greater confidence, action and awareness among consumers in wider society could facilitate private investment into the conduits where it could have the most impact to change behaviour. This includes the need for households to see sufficient return on investment in low-carbon products to create incentives to act • improved access to client sustainability- related risk and impacts data would allow for better assessments of Scope 3 emissions, and therefore allow full integration of these factors into decision-making. Government and regulators should recognise that corporate and financial sector reporting will improve over time, with some challenges likely to persist over the coming years due to data gaps. + Further details on our assessment of material existing and emerging risks, including climate risk, can be found from page 195. In addition to the risks arising from our clients' and suppliers' transitions, we are also dependent on wider market and geopolitical developments outside our control. For example, progress may be impacted by geopolitical developments that result in energy supply pressures, such as the conflict in Ukraine, or by the varying pathways that individual companies take as a result of the technologies available to them to transition. Strategy Climate and sustainability Governance Risk review Financial review Financial statements Shareholder information Barclays PLC 2022 Annual Report on Form 20-F 51 Resilience of our strategy (continued)

Disclaimers In preparing the climate and sustainability content within this report wherever it appears, we have: • made a number of key judgements, estimations and assumptions, and the processes and issues involved are complex. This is for example the case in relation to financed emissions, portfolio alignment, classification of environmental and social financing, operational emissions and measurement of climate risk. • used ESG and climate data, models and methodologies that we consider to be appropriate and suitable for these purposes as at the date on which they were deployed. However, these data, models and methodologies are subject to future risks and uncertainties and may change over time. They are not of the same standard as those available in the context of other financial information, nor subject to the same or equivalent disclosure standards, historical reference points, benchmarks or globally accepted accounting principles. There is an inability to rely on historical data as a strong indicator of future trajectories, in the case of climate change and its evolution. Outputs of models, processed data and methodologies will also be affected by underlying data quality which can be hard to assess or challenges in accessing data on a timely basis. • continued (and will continue) to review and develop our approach to data, models and methodologies in line with market principles and standards as this subject area matures. The data, models and methodologies used and the judgements estimates or assumptions made are rapidly evolving and this may directly or indirectly affect the metrics, data points and targets contained in the climate and sustainability content within the Annual Report. Further development of accounting and/or reporting standards could impact (potentially materially) the performance metrics, data points and targets contained in this report. In future reports we may present some or all of the information for this reporting period using updated or more granular data or improved models, methodologies, market practices or standards or recalibrated performance against targets on the basis of updated data. Such re-presented, updated or recalibrated information may result in different outcomes than those included in this section of the Annual Report. It is important for readers and users of this report to be aware that direct like-for-like comparisons of each piece of information disclosed may not always be possible from one reporting period to another. Where information is re-presented, recalibrated or updated from time to time, our principles based approach to reporting financed emissions data (see page 27) sets out when information in respect of a prior year will be identified and explained. Information provided in climate and sustainability disclosures  What is important to our investors and stakeholders evolves over time and we aim to anticipate and respond to these changes. Disclosure expectations in relation to climate change and sustainability matters are particularly fast moving and differ in some ways from more traditional areas of reporting in the level of detail and forward-looking nature of the information involved and the consideration of impacts on the environment and other persons.  We have adapted our approach in relation to disclosure of such matters.  Our disclosures take into account the wider context relevant to these topics, including evolving stakeholder views, and longer time-frames for assessing potential risks and impacts having regard to international long- term climate and nature-based policy goals. Our climate and sustainability-related disclosures are subject to more uncertainty than disclosures relating to other subjects given market challenges in relation to data reliability, consistency and timeliness, and in relation to the use of estimates and assumptions and the application and development of methodologies. These factors mean disclosures may be amended, updated, and recalculated in future as market practice and data quality and availability develops.   Strategy Climate and sustainability Governance Risk review Financial review Financial statements Shareholder information Barclays PLC 2022 Annual Report on Form 20-F 52 Important information / Disclaimers

Governance Our governance framework facilitates the effective management of the Group across its diverse businesses Board Governance Other Governance Directors’ report Climate and sustainability governance 169 Our Board of Directors 55 Managing impacts in lending and financing 175 Our Group Executive Committee 59 The Barclays Way 178 Our Governance Framework 61 Whistleblowing 179 Key Board Activities in 2022 66 Tax 180 Board Nominations Committee report 69 Financial crime 182 Board Audit Committee report 81 Health and safety 183 Board Risk Committee report 90 Managing data privacy, security and resilience 184 How we comply 98 Shareholder Q&A 100 Other statutory and regulatory information 102 Remuneration report 119

Board Governance Welcome to our 2022 Board Governance report. The report sets out the composition of our Board and our Executive Committee and explains how our Board governance framework operates, alongside the key areas of focus of our Board and Board Committees in 2022. Aim of our governance The primary aim of our governance is that it: • seeks to ensure that our decision-making is aligned to our Purpose, Values and Mindset • creates long-term sustainable value for our shareholders, having regard to the interests of all our stakeholders • is effective in providing constructive challenge, advice and support to management • provides checks and balances and drives informed, collaborative and accountable decision-making. Compliance with the Code • Our Board Governance report reflects the requirements of the 2018 UK Corporate Governance Code (the Code). • To view how we comply with the Code, please see pages 98 to 99. Certain additional information, signposted throughout this report, is available at home.barclays/corporategovernance Directors’ report Our Board of Directors 55 Our Group Executive Committee 59 Our Governance Framework 61 Key Board Activities in 2022 66 Board Nominations Committee report 69 Board Audit Committee report 81 Board Risk Committee report 90 How we comply 98 Shareholder Q&A 100 Other statutory and regulatory information 102 Remuneration report 119

Guided by our Purpose, Values and Mindset in leading the Group Board Committee membership Audit Committee Member Nominations Committee Member Remuneration Committee Member Risk Committee Member Committee  Chair Nigel Higgins Group Chairman Skills, experience and contribution: • seasoned business leader with extensive experience in, and understanding of, banking and the financial services industry • strong track record in leading and chairing organisations • significant experience in providing strategic advice to major international organisations and governments • keenly focused on culture and corporate governance. Nigel spent 36 years at Rothschild & Co. where he was most recently Deputy Chairman. Prior to that he was Chairman of the Group Executive Committee and Managing Partner of Rothschild & Co. Key current appointments: Chairman, Sadler’s Wells; Non-Executive Director, Tetra Laval Group Appointed: March 2019 (Board), May 2019 (Chairman) &#9; C.S. Venkatakrishnan Group Chief Executive Skills, experience and contribution: • highly regarded leader with significant global banking experience • extensive background in financial markets and risk management • deep understanding of the business and the areas within which the Group operates. Prior to his appointment as Group Chief Executive, Venkat served as Head of Global Markets and Co-President of Barclays Bank PLC from October 2020 and Group Chief Risk Officer from 2016 to 2020. Before joining Barclays in 2016, Venkat worked at JPMorgan Chase from 1994, holding senior roles in Asset Management, Investment Banking, and in Risk. Key current appointments: Board Member, Institute of International Finance; Advisory member to the Board, Massachusetts Institute of Technology Golub Centre for Finance and Policy; Member of the UN Environment Programme Finance Initiative Leadership Council Appointed: November 2021 Brian Gilvary Senior Independent Director (SID) Skills, experience and contribution: • extensive senior level experience of management, finance and strategy • deep experience of US and UK shareholder engagement • significant experience with, and understanding of, the challenges and opportunities inherent in advancing a sustainable energy future. Brian spent much of his career with BP p.l.c. in senior leadership roles, where he was most recently Chief Financial Officer. His other senior-level experience includes serving on the boards of various commercial and charitable organisations. Brian was Chair of The 100 Group of FTSE 100 Finance Directors, a member of the UK Treasury Financial Management Review Board and has served on various HRH Prince of Wales' Business in the Community Leadership Teams. Key current appointments: Non-Executive Chair, INEOS Energy, an INEOS group company Appointed: February 2020 (Board), January 2021 (SID) &#9; &#9; &#9; Strategy Climate and sustainability Risk review Financial review Financial statements Shareholder information Barclays PLC 2022 Annual Report on Form 20-F 55Governance Directors’ report: Our Board of Directors

Mike Ashley Independent Non-Executive Director Skills, experience and contribution: • specialised knowledge of accounting and audit related matters • extensive experience of auditing large international financial institutions • deep financial services and regulatory knowledge and experience. Mike previously worked at KPMG for over 20 years. Mike's former roles include acting as the lead engagement partner on the audits of large financial services groups including HSBC, Standard Chartered and the Bank of England, as Head of Quality and Risk Management for KPMG Europe LLP and as KPMG UK's Ethics Partner. Mike will retire from the Board with effect from the conclusion of the 2023 AGM. Key current appointments: Member, Cabinet Office Board; Member, UK Endorsement Board; Treasurer, The Scout Association Appointed: September 2013 &#9; Robert Berry Independent Non-Executive Director Skills, experience and contribution: • proven track record of management of risk exposure for a global financial institution and building a modern group- wide risk management organisation • strong record of integrating risk management with strategy • significant experience in finance, model development and trading. Robert has robust risk management expertise having had a 28-year career at Goldman Sachs, where, prior to his retirement in 2018, he held the role of Co- Deputy Chief Risk Officer. Key current appointments: Board President, Alina Lodge Appointed: February 2022 &#9; &#9; Tim Breedon CBE Independent Non-Executive Director Skills, experience and contribution: • significant experience in strategic planning • extensive financial services experience • detailed knowledge of risk management and UK and EU regulation. Tim is a member of the Board and is also Chair of Barclays Bank Ireland PLC (also referred to as Barclays Europe). He had a distinguished career with Legal & General, where, among other roles, he was the Group Chief Executive Officer until June 2012. Tim also served as Chair of the Association of British Insurers. Key current appointments: Chairman, Apax Global Alpha Limited; Non- Executive Director, Quilter PLC Appointed: November 2012 &#9;&#9; Anna Cross Group Finance Director Skills, experience and contribution: • extensive accounting and financial services expertise • deep understanding of banking and retail sectors • significant financial leadership experience of financial institutions. Anna is a chartered accountant and Group Finance Director with responsibility for Finance, including Tax, Treasury, Investor Relations and Strategy. Prior to joining Barclays, Anna worked in both banking and retail and held various roles at Asda, HBOS and Lloyds Banking Group. Since joining Barclays in 2013, Anna was appointed Chief Financial Officer of Barclays Bank UK PLC in 2016, Group Financial Controller in 2019 and Deputy Group Finance Director in 2020. She joined the Group Executive Committee in February 2022, before taking up the role of Group Finance Director in April 2022. Key current appointments: None Appointed: April 2022 Strategy Climate and sustainability Risk review Financial review Financial statements Shareholder information Barclays PLC 2022 Annual Report on Form 20-F 56Governance Directors’ report: Our Board of Directors (continued)

Mohamed A. El-Erian Independent Non-Executive Director Skills, experience and contribution: • highly respected economist and investor • extensive experience in the asset management industry and multilateral institutions • deep knowledge and understanding of international economics and financial services sector. Mohamed currently serves as President of Queens' College, Cambridge University. He is Chief Economic Advisor at Allianz SE, the corporate parent of PIMCO (Pacific Investment Management Company LLC) where he formerly served as Chief Executive and Co-Chief Investment Officer. Mohamed is a regular columnist for Bloomberg Opinion and a contributing editor at the Financial Times. He spent 15 years at the IMF where he served as Deputy Director before moving to the private sector and financial services. Key current appointments: Lead Independent Director, Under Armour Inc.; Chief Economic Adviser, Allianz SE; Chairman, Gramercy Funds Management; Senior Advisor, Investcorp Bank BSC Appointed: January 2020 &#9; &#9; Dawn Fitzpatrick Independent Non-Executive Director Skills, experience and contribution: • extensive management experience of international financial institutions • strong financial and strategic leadership experience • detailed knowledge of the markets in which the Group operates. Dawn holds the role of Chief Executive Officer and Chief Investment Officer at Soros Fund Management LLC. Her previous experience includes 25 years with UBS, most recently as Head of Investments for UBS Asset Management. Key current appointments: Chief Executive Officer and Chief Investment Officer, Soros Fund Management LLC; Member, Advisory Board and Investment Committee of the Open Society Foundations’ Economic Justice Programme; Advisory Council Member, The Bretton Woods Committee Appointed: September 2019 &#9; &#9; Mary Francis CBE Independent Non-Executive Director Skills, experience and contribution: • extensive board-level experience across a range of industries • strong focus on reputation management and promoting board governance values • detailed understanding of the interaction between public and private sectors. Mary's previous appointments include Non- Executive Directorships at the Bank of England, Alliance & Leicester, Aviva, Centrica and Swiss Re Group. In her executive career, Mary held senior positions with both HM Treasury and the Prime Minister's Office and served as Director General of the Association of British Insurers. Key current appointments: Senior Independent Director, PensionBee Group PLC; Member, UK Takeover Appeal Board Appointed: October 2016 &#9;&#9; Crawford Gillies Independent Non-Executive Director Skills, experience and contribution: • extensive business transformation and management experience in international and cross-sector organisations • deep understanding and experience of stakeholder engagement • strong leadership qualities and expert at strategic decision-making. Crawford is a member of the Board having previously held the roles of Senior Independent Director and Chair of the Board Remuneration Committee. He is Chair of Barclays Bank UK PLC. Crawford has held a number of roles during his 30-year career including Managing Partner Europe of Bain & Company, Chair of Scottish Enterprise and the Confederation of British Industry London (CBI) and Non- Executive Director roles at both Standard Life and SSE. Crawford will retire from the Board with effect from 31 May 2023. Key current appointments: Chairman, Edrington Group Appointed: May 2014 Strategy Climate and sustainability Risk review Financial review Financial statements Shareholder information Barclays PLC 2022 Annual Report on Form 20-F 57Governance Directors’ report: Our Board of Directors (continued)

Marc Moses Independent Non-Executive Director Skills, experience and contribution: • strong technical finance background in accounting and audit-related matters • significant board and senior executive- level risk management experience • extensive knowledge of banking and financial services. Marc was appointed to the Board on 23 January 2023. His financial services experience extends over 43 years, initially as a trader and then in senior executive roles as an audit partner at PwC, and Chief Financial Officer of JPMorgan Europe. He joined HSBC in 2005 where he was Chief Risk Officer for nine years and joined the group board as an executive director in 2014. He retired from HSBC in 2019. Key current appointments: None Appointed: January 2023 &#9; Diane Schueneman Independent Non-Executive Director Skills, experience and contribution: • significant experience of managing global, cross-discipline business operations and client services in the financial services industry • strong transformational programme experience • extensive technology and information security expertise. Diane is Chair of Barclays Execution Services Limited and a member of the Board of Barclays US LLC. Diane was previously Global Chief Infrastructure Officer of Merrill Lynch, where she was responsible for all technology and operations across retail, corporates and banking. Key current appointments: None Appointed: June 2015 &#9; &#9; Julia Wilson Independent Non-Executive Director Skills, experience and contribution: • significant board and executive-level strategic and financial leadership experience • extensive accounting, audit and financial services expertise • strong UK regulatory experience. Julia is a chartered accountant and was the Group Finance Director of 3i Group plc, having served on its board since 2008 until she stepped down in June 2022. Prior to joining 3i she was Group Director of Corporate Finance at Cable & Wireless where she also held a number of finance-related roles. Julia was appointed as a Non-Executive Director at Legal & General Group PLC in 2011. She chaired L&G’s Audit Committee between 2013 and 2016 and was Senior Independent Director from 2016 until she stepped down from L&G in March 2021. Julia served as the Chair of The 100 Group of FTSE 100 Finance Directors from June 2020 until September 2022. Julia will take over the role of Chair of the Board Audit Committee (subject to regulatory approval) with effect from 1 April 2023. Key current appointments: None Appointed: April 2021 &#9; &#9; Stephen Shapiro Group General Counsel and Group Company Secretary Relevant skills and experience: Stephen is an experienced lawyer and company secretary with a deep understanding of legal, corporate governance and regulatory matters. Holding the combined role of Group General Counsel and Group Company Secretary, he oversees Barclays’ global Legal and Corporate Secretariat functions. Stephen is also a member of the Group Executive Committee. Career: Stephen previously served as the Group Company Secretary and Deputy General Counsel of SABMiller plc. Prior to this, he practised law as a partner in a law firm in South Africa, and subsequently in corporate law and M&A at Hogan Lovells in the UK. He was appointed as Group Company Secretary of Barclays in November 2017 and was subsequently appointed Group General Counsel in August 2020, in addition to his role as Company Secretary. Stephen is an active industry contributor and serves as a member of the GC100 Executive Committee, the association of General Counsel and Company Secretaries working in FTSE 100 companies, having previously served as Vice-Chair until January 2022. Stephen also previously served as Chairman of the ICC UK’s Committee on Anti- Corruption. Appointed: November 2017 Strategy Climate and sustainability Risk review Financial review Financial statements Shareholder information Barclays PLC 2022 Annual Report on Form 20-F 58Governance Directors’ report: Our Board of Directors (continued)

Continuing to lead the delivery of Barclays’ strategic priorities The right balance of skills and experience to lead the execution of the Group's strategy. As our most senior management committee for the Group, our Group Executive Committee (ExCo) supports the Group Chief Executive in executing the Group’s strategy. As reported in our 2021 Annual Report, C.S. Venkatakrishnan (known as Venkat) was appointed as Group Chief Executive in November 2021, following which he made a series of changes to the composition of ExCo to bring together the right balance of skills and experience to deliver for our stakeholders and to lead the execution of the Group's strategy. Over 2022, we have seen how ExCo has supported the Group in enabling us to deliver a robust performance. Changes to ExCo composition during the course of 2022 and up to the date of this report are set out below, and remain subject to regulatory approval where stated. Changes to ExCo in 2022 Group Finance Director Anna Cross joined ExCo on 23 February 2022, ahead of her appointment as Group Finance Director and Executive Director of Barclays PLC (BPLC) on 23 April 2022. Anna brings significant skills and experience to ExCo, as set out in her biography on page 56. Anna joined the Group in 2013 and held the role of Deputy Group Finance Director from July 2020, prior to which she was appointed Group Financial Controller in 2019 and before that held the role of Chief Financial Officer for Barclays Bank UK PLC (BBUKPLC). A qualified chartered accountant, Anna has worked in both banking and retail and had previously held finance roles at leading financial and retail institutions. Interim Group Chief Compliance Officer Matthew Fitzwater was appointed Interim Chief Compliance Officer and member of ExCo with effect from 1 November 2022, subject to regulatory approval, while we complete our search for a permanent successor. Matthew was most recently our General Counsel for Conduct, Customer and Client Affairs and brings to ExCo a wealth of legal and regulatory experience from a career spanning the US and the UK. Changes to ExCo in 2023 Group Chief Operating Officer and Chief Executive, BX With effect from 1 February 2023, Alistair Currie was appointed Group Chief Operating Officer (subject to regulatory approval) and Chief Executive of Barclays Execution Services Limited (BX). With his experience leading customer delivery, as well as operational and business transformation, Alistair is ideally placed to continue the momentum created by his predecessor, Mark Ashton-Rigby. Global Head of Consumer Banking and Payments Vim Maru was appointed Global Head of Consumer Banking and Payments with effect from 1 February 2023, subject to regulatory approval. Vim brings to Barclays deep experience of consumer banking and a passion for leading the continued evolution of our industry. Vim's leadership will be a great asset to Barclays. Standing attendees and ex-officio posts Recognising the strategic importance of our technology and cyber agenda, in October 2022 we welcomed Craig Bright, our Chief Information Officer, as a standing attendee to ExCo. Craig is responsible for Barclays’ technology strategy, leading the delivery of our digital transformation across both our consumer and wholesale businesses. ExCo continues to utilise ex-officio positions on the Committee to broaden the scope of perspectives and contributions made, as well as to provide specialist input, with each appointee serving for a four-month rotation. ExCo meetings are also attended on a regular basis by the Group Chief Internal Auditor, Lindsay O’Reilly. We are grateful for the significant contributions made by the outgoing ExCo members, as set out below. Tushar Morzaria stepped down as Group Finance Director in April 2022. Laura Padovani stepped down as Group Chief Compliance Officer in October 2022. Mark Ashton-Rigby stepped down as Group Chief Operating Officer and Chief Executive, BX in January 2023. Strategy Climate and sustainability Risk review Financial review Financial statements Shareholder information Barclays PLC 2022 Annual Report on Form 20-F 59Governance Directors’ report: Our Group Executive Committee

Group Executive Committee C.S. Venkatakrishnan Group Chief Executive Anna Cross Group Finance Director Paul Compton Global Head of the Corporate and Investment Bank and President of BBPLC Alistair Currie Group Chief Operating Officer and Chief Executive, BX Matthew Fitzwater Interim Group Chief Compliance Officer Matt Hammerstein Chief Executive Officer, Barclays UK &#9; Vim Maru Global Head of Consumer Banking and Payments Tristram Roberts Group Human Resources Director Taalib Shaah Group Chief Risk Officer Stephen Shapiro Group General Counsel and Company Secretary Sasha Wiggins Group Head of Public Policy and Corporate Responsibility Standing attendees Craig Bright Chief Information Officer Lindsay O’Reilly Group Chief Internal Auditor 2022/2023 Ex-officio posts Koral Anderson Interim Chief Operating Officer, Barclays UKa Laura Barlow Group Head of Sustainability Susannah Parden Group Chief Accounting Officer Ingrid Hengsterb CEO, Barclays Germany a During her tenure as ExCo ex-officio, Koral Anderson held the role of Chief Procurement Officer. b Current ex-officio, February 2023. Strategy Climate and sustainability Risk review Financial review Financial statements Shareholder information Barclays PLC 2022 Annual Report on Form 20-F 60Governance Directors’ report: Our Group Executive Committee (continued)

A Group-wide governance framework facilitating effective decision making Driving long-term sustainable value for our shareholders, with regard to the interests of our stakeholders. Board Governance Framework Barclays PLC Board Responsible for the overall leadership of the Group (with direct oversight of matters relating to strategy, reputation and culture) Board Nominations Committee Reviews the composition of, and appointments to, the Board, Board Committees, and ExCo Board Audit Committee Reviews financial reports and monitors the internal control environment Board Risk Committee Monitors financial, operational and legal risk appetite Board Remuneration Committee Sets principles and parameters of remuneration policy across the Group + For more information see page 69. + For more information see page 81. + For more information see page 90. + For more information see page 119. Governance framework The Board recognises that effective governance is key to the successful development and execution of the Group’s strategy. We think of governance as how the Board makes decisions and provides oversight in order to promote Barclays’ success for the long-term sustainable benefit of our shareholders, having regard to the interests of our key stakeholders (including our clients, customers, colleagues and the society in which we operate). Our Group-wide governance framework, described in this report, is designed to: • facilitate the effective management of the Group across its diverse businesses by our Group Chief Executive and his ExCo • preserve constructive challenge, and support and provide oversight of the Group’s major subsidiary boards in the UK, Ireland and the US, consistent with the legal, regulatory and independence requirements applicable to those entities. Generally, there is one set of rules for the Group. Group-wide frameworks, policies and standards are adopted throughout the Group unless local laws or regulations, for example, the ring-fencing obligations applicable to BBUKPLC, require otherwise, or ExCo decides it would otherwise be appropriate in a particular instance. Group structure BPLC is the Group’s parent company and has a premium listing on the London Stock Exchange. Each of the Group’s key operating entities – Barclays Bank PLC (BBPLC), BBUKPLC, Barclays Europe, Barclays US LLC and Barclays Bank Delaware – has its own board (with Executive and Non-Executive Directors) and Board Committees. These main operating companies are supported by our Group-wide service company, BX, which provides technology, operations and functional services to businesses across the Group. Strategy Climate and sustainability Risk review Financial review Financial statements Shareholder information Barclays PLC 2022 Annual Report on Form 20-F 61Governance Directors’ report: Our Governance Framework

Corporate Governance Operating Manual Our Corporate Governance Operating Manual sets out how the Group’s entities (and their respective Boards and Board Committees) should interact with each other, while also providing guidance and clarity for management and Directors as to how these relationships and processes should work in practice. This is a dynamic document that continues to evolve with the changing nature of the Group. The role of the Board The BPLC Board sets the purpose, strategic direction and risk appetite for the Group and is the ultimate decision-making body for matters of Group-wide strategic, financial, regulatory or reputational significance. We partially consolidated and streamlined the membership of the BPLC and BBPLC Boards in 2019, to improve coordination and efficiency while reducing complexity and unnecessary duplication. As a result, membership of the BBPLC Board is a subset of the BPLC Board, with all members of the BPLC Board (except the SID, Chair of BBUKPLC and at least one other Non-Executive Director) also serving on the Board of BBPLC. We believe that having members of the BPLC Board serve as the Chairs of some of the Group’s main subsidiaries supports improved coordination, efficiency and escalation, whilst enabling an appropriate focus on matters relevant to each entity. How the Board discharged its responsibilities in 2022 Spotlight Board engagement with stakeholders The Board strongly believes in the value of engaging directly with our stakeholders and in 2022 Board members continued to engage with our shareholders, including extensive engagement by our Chairman and SID ahead of the 2022 AGM. The Chairman also met with institutional investors throughout the course of the year, and the Group Chief Executive and Group Finance Director held briefings with investors at each set of quarterly results. The Board recognises that our colleagues are critical to our success, and our continued investment in them protects and strengthens our culture. In addition to receiving formal updates about colleague engagement and sentiment, the Board also met colleagues to hear their feedback at various events held during the year. Board members also participated in events with other stakeholders. These engagements bring valuable outside perspectives to the Board. Other Board engagement with stakeholders in 2022 included: • a site visit to the Barclays Radbroke campus to meet colleagues and explore first-hand their skills, experience and career aspirations • the Board held a reception with senior female leaders in New York, together with members from the Boards of Barclays US LLC and Barclays Bank Delaware • the Chairman, Tim Breedon and Crawford Gillies facilitated a Lifeskills workshop at a London school • the Group Chief Executive held engagement sessions with colleagues, including quarterly Group results town halls, Business and Function town halls, and Employee Resource Group sessions • the Group Finance Director participated in colleague events, including during Multi-Generational Week and Women in Junior Banking events. She also met with environmentally-focused companies that Barclays is supporting • Mohamed A. El-Erian, Dawn Fitzpatrick and Brian Gilvary participated in various colleague and client events. Strategy Climate and sustainability Risk review Financial review Financial statements Shareholder information Barclays PLC 2022 Annual Report on Form 20-F 62Governance Directors’ report: Our Governance Framework (continued)

Matters reserved to the Board Matters reserved solely for the decision- making power of the Board are set out in our bespoke Matters Reserved to the Board. Those matters include material decisions relating to strategy, risk appetite, medium term plans, capital and liquidity plans, risk management and controls frameworks, approval of financial statements, approval of large transactions and the approval of share allotments, dividends and share buybacks. The Board has delegated the responsibility for making and implementing operational decisions and running the Group’s business on a day-to-day basis to the Group Chief Executive, supported by his ExCo. Board effectiveness We assess the effectiveness of our Board, its Committees and individual Directors on an annual basis, in line with the requirements of the Code. Following an externally conducted evaluation in 2021, the Board, Board Committee and individual Director effectiveness review for 2022 was carried out internally, led by our SID and supported by the Deputy Company Secretary. You can read more about the 2022 effectiveness review, and progress against recommendations from the 2021 review, in the report of the Board Nominations Committee on pages 78 to 80. + You can read about the key activities of the Board during 2022 on pages 66 to 68. Attendance Directors are expected to attend every Board meeting. Where a Director was not able to attend a Board meeting, the relevant Director's views were made known to the Chairman in advance of the meeting. The Chairman also met privately, on a regular basis, with each Non-Executive Director. Board attendance in 2022 Independent/ Executive Scheduled meetings eligible to attend Scheduled meetings attended % attendance Ad hoc meetings eligible to attend Ad hoc meetings attendeda Chairman Nigel Higgins On appointmentb 14 14 100% 5 5 Executive Directors C.S. Venkatakrishnan Executive 14 14 100% 5 5 Anna Crossc Executive 12 12 100% 3 3 Non-Executive Directors Mike Ashley Independent 14 14 100% 5 5 Robert Berryd Independent 14 14 100% 5 5 Tim Breedon Independent 14 12e 86% 5 5 Mohamed A. El-Erian Independent 14 13f 93% 5 2 Dawn Fitzpatrick Independent 14 12g 86% 5 5 Mary Francis Independent 14 14 100% 5 3 Crawford Gillies Independent 14 14 100% 5 5 Brian Gilvary Independent 14 14 100% 5 4 Diane Schueneman Independent 14 14 100% 5 4 Julia Wilson Independent 14 14 100% 5 5 Former Directors Tushar Morzariah Executive 2 2 100% 2 2 Notes a A number of the ad hoc meetings were called at short notice, which resulted in some Directors being unable to attend. b As required by the Code, the Chairman was independent on appointment. c Anna Cross was appointed to the Board with effect from 23 April 2022. d Robert Berry was appointed to the Board with effect from 8 February 2022. e Tim Breedon was unable to attend the two meetings (held on consecutive days) due to illness. f Mohamed A. El-Erian was unable to attend due to a prior commitment. g Dawn Fitzpatrick was unable to attend the two meetings (held on consecutive days) due to a bereavement. h Tushar Morzaria stepped down from the Board with effect from 22 April 2022. Strategy Climate and sustainability Risk review Financial review Financial statements Shareholder information Barclays PLC 2022 Annual Report on Form 20-F 63Governance Directors’ report: Our Governance Framework (continued)

Division of responsibilities Roles on the Board and Charter of Expectations In line with the provisions of the Code, a clear division of responsibilities has been established between Executive and Non-Executive Directors, as shown in the table below. Our Charter of Expectations sets out individual role profiles and required behaviours and competencies for the Chair, SID, Non- Executive Directors, Executive Directors and Committee Chairs. We review our Charter of Expectations annually, to ensure it remains relevant and accurately reflects the requirements of the Code, the Companies (Miscellaneous Reporting) Regulations 2018 and industry best practice. Role on Board Responsibilities Chair As Chair, Nigel Higgins is responsible for: • leading the Board and its overall effectiveness in directing the company • demonstrating objective judgement • promoting a culture of openness and inclusion, and facilitating and encouraging open constructive challenge and debate between all Directors, and which challenges executives where appropriate • ensuring the Board as a whole has a clear understanding of the views of shareholders • facilitating constructive board relations and the effective contribution of all Non-Executive Directors • ensuring Directors receive all information in an accurate, timely and clear form that is relevant to discharge their obligations • developing and monitoring, with the support of the Board Nominations Committee, effective induction, training and development for the Board. + You can read more about the skills and experience Nigel brings to the Board in his biography on page 55. Group Chief Executive As the Group Chief Executive, Venkat is supported in his role by the ExCo, and leads the Executive Directors in: • making and implementing operational decisions and running the Group's business on a day-to-day basis • leading Barclays towards the achievement of its strategic objectives and implementing the strategy decisions taken by the Board • assisting the Board in considering strategic issues, and ensuring that decisions taken are in the Group's best interests • actively promoting and demonstrating the appropriate culture, values and behaviours of the boardroom, including upholding Barclays' Values and Mindset. + You can read more about the skills and experience Venkat brings to the Board in his biography on page 55 and can find further information on the membership of ExCo on page 60. Senior Independent Director (SID) As our SID, Brian Gilvary: • provides a sounding board for the Chair, serving as a trusted intermediary for the other Directors and shareholders when necessary • is available to shareholders if they have any concerns which contact through the normal engagement channels has failed to resolve, or for which such contact is inappropriate • maintains contact with major shareholders to understand their issues and concerns, and supports the Chair in ensuring the Board is aware of the views of major shareholders • leads the Non-Executive Directors in meeting at least annually to appraise the Chair's performance, and on other occasions as necessary. + You can read more about the skills and experience Brian brings to the Board in his biography on page 55. Non-Executive Directors Our Non-Executive Directors have responsibility for: • providing effective oversight, strategic guidance and constructive challenge, helping to develop proposals on strategy and then empowering the Executive Directors to implement the Group’s strategy while scrutinising and holding to account the performance of management and Executive Directors against agreed performance objectives • having a prime role, led by the Board Nominations Committee, in appointing and, where necessary, removing Executive Directors, and in succession planning for these roles. + You can read more about the skills and experience each of our Non-Executive Directors bring to the Board in their biographies on pages 55 to 58. + You can find a copy of our Charter of Expectations , which sets the role profiles and required competencies for each of the roles described above, at home.barclays/who-we-are/our governance/board-responsibilities. Strategy Climate and sustainability Risk review Financial review Financial statements Shareholder information Barclays PLC 2022 Annual Report on Form 20-F 64Governance Directors’ report: Our Governance Framework (continued)

Information provided to the Board Our Chair is responsible for setting the Board’s agenda, primarily focused on strategy, performance, value creation, culture, stakeholders and accountability, and ensuring that Board members receive timely and high-quality information to enable them to make sound decisions and promote the success of BPLC. Our Group Company Secretary, working in collaboration with the Chair, is responsible for ensuring good governance and information flow, to support the Board’s effectiveness. In 2022, we continued to strive for simplicity and clear focus in the Board’s agendas, papers and presentations, building on progress made in previous years. The Board was kept informed of key business developments throughout the year through regular updates from the Executive Directors and senior executives, in addition to the presentations delivered to the Board and the Board Committees as part of formal meetings. + You can read more about the Board’s key activities in 2022, including updates received, on pages 66 to 68. Where required to enable them to fulfil their obligations as members of the Board, Directors are able to seek independent and professional advice at Barclays’ expense. Board Committees The Board is supported in its work by its Committees - the Board Nominations Committee, Board Audit Committee, Board Risk Committee and Board Remuneration Committee - each of which has its own terms of reference clearly setting out its remit and decision-making powers. This structure allows the Board to spend a significant proportion of its time focusing on the strategic direction of the Group. The Board Committees are comprised solely of Non-Executive Directors, in line with best practice, and cross-membership between each Committee is shown in the table below. The Chairs of each Committee report on their Committee’s work at every Board meeting and provide periodic written updates to the Board on the work of the Committee. + You can read more about the Board Committees, their membership and their work during 2022 later in this report. Board Committee cross-membership in 2022 The table below shows the number of cross-memberships of the Non-Executive Directors across the Board Committees as at 31 December 2022. Board Audit Committee Board Nominations Committee Board Remuneration Committee Board Risk Committee 4 4 2 Board Remuneration Committee 1 Board Nominations Committee 2 1 Strategy Climate and sustainability Risk review Financial review Financial statements Shareholder information Barclays PLC 2022 Annual Report on Form 20-F 65Governance Directors’ report: Our Governance Framework (continued)

Key Board Activities in 2022 Keenly focused on strategy and promoting our Purpose, Values and Mindset to drive the long-term success of Barclays. Against the backdrop of a changing macroeconomic and geopolitical environment in 2022, the Board retained its focus on Barclays’ strategy, working with the Group Chief Executive and his leadership team to drive forward the implementation of the Group’s strategy as set by the Board. We commend the work of our thousands of colleagues across the globe in delivering a strong financial performance during these challenging times. Furthermore, with the challenges of increased cost of living, and many facing financial pressure, we are proud of the steps that Barclays has taken to ensure that our customers and clients are supported at this critical time. Within our overarching consideration of Group strategy matters, the Board continued to give significant consideration to our climate strategy in an evolving landscape of environmental, legal, regulatory and social considerations. Engagement with our shareholders and other stakeholders continues to be a key area of focus for the Board, and we were delighted for the first time since the onset of COVID-19 in early 2020 to welcome back shareholders in person at our AGM in 2022, while at the same time providing the ability for shareholders to attend online. The Board spent significant time throughout 2022 in both scheduled and ad hoc meetings considering the impact of the Over-issuance of Securities and the Group's response to it, including through the work of its Risk and Audit Committees. In addition, the Board Remuneration Committee has reflected the impact of the Over-issuance of Securities in its remuneration decisions, including the determination of the Group incentive pool and the incentive outcomes for the Executive Directors. Details can be found on page 125 of the Remuneration report. Please see page 100 for further information about the Over-issuance of Securities. You can read more about the key areas of Board focus in 2022 in the rest of this section. Spotlight New FCA Consumer Duty In July 2022, the Financial Conduct Authority (FCA) confirmed the final details of its new Consumer Duty aimed at setting higher and clearer standards of consumer protection across financial services and requiring firms to deliver good outcomes for customers and clients. The FCA has emphasised that the successful application of the Consumer Duty requires a cultural shift within the financial services sector, with firms embedding the Consumer Duty across all relevant businesses, customer channels, conduct risk management processes, controls and governance structures at all organisational levels. Monitoring the development of the Consumer Duty, assessing its application to the Group and planning for the first implementation deadline of 31 July 2023 have been a focus for the Board in 2022, with many of the requirements of the Consumer Duty being aligned with the Group’s existing priorities, including: • the Barclays UK Customer Strategy to provide exceptional service and insights to customers; and • The Barclays Way, Barclays' Values and Barclays Mindset initiatives. In September 2022, the Board received an update on the Consumer Duty rules and noted its support for the FCA’s policy objectives in the implementation of the Consumer Duty and its requirement for board engagement within firms. The Board discussed how the rules apply across the organisation, the proposed governance structure to support implementation across the Group, and the Board’s role in providing Group-wide, holistic oversight. The Board received regular updates on the approach and activities undertaken across the Group to prepare for the implementation of the Consumer Duty. It also endorsed the appointment of board-level Consumer Duty Champions to key in-scope subsidiary boards, including BBPLC and BBUKPLC. Board allocation of timea (%) 2022b 2021 n Strategy formulation and implementation monitoring 46 60 n&#9;Finance (including capital and liquidity) 20 14 n&#9;Governance and risk (including regulatory issues) 31 23 n&#9;Other (including remuneration) 3 4 Notes a The percentages are subject to rounding and therefore may not equal 100% when rounded. b The allocation of time in 2022 includes the time spent by the Board considering the impacts of the Over-issuance of Securities at scheduled and ad hoc meetings. Strategy Climate and sustainability Risk review Financial review Financial statements Shareholder information Barclays PLC 2022 Annual Report on Form 20-F 66Governance Directors’ report: Key Board Activities

Strategy formulation and monitoring Topic Board activity Key decisions Strategic review • Held regular business strategy sessions at meetings throughout the year and its annual corporate strategy session. • Received Business/Function reviews to understand risks and opportunities in key business areas, including the Corporate and Investment Bank, US Consumer Bank, Private Bank and Barclays UK. • Participated in focus sessions on key ‘horizontal topics’ such as cyber, data and climate to understand the impact of these on the Group and where opportunities and risks may arise. &uuml; Approved the Group's strategy. &uuml; Approved the 2022 Medium Term Plan (MTP). Strategic acquisitions • Considered the proposal to acquire Kensington Mortgage Company and its strategic fit within the Group. &uuml; Approved the acquisition of Kensington Mortgage Company. This transaction was also approved separately by the Board of BBUKPLC. Macroeconomic and geopolitical environment • Considered the Group’s overall risk profile and emerging risk themes in view of events in both the macroeconomic and geopolitical environment, including rising rates and inflation and the increased cost of living. Oversaw the Group's response to these pressures, including providing assistance to customers facing financial pressures and responding to the impacts of the war in Ukraine. &uuml; Approved the Barclays Risk Appetite Statement. &uuml; Approved the annual review of the Group Enterprise Risk Management Framework. Building an inclusive and equitable culture Topic Board activity Key decisions Culture, including Mindset • Received updates on Group culture and colleague engagement, including by way of the 'Your View' survey results and monthly pulse surveys. • Tracked management's progress in embedding the Barclays Mindset - Empower, Challenge and Drive - through detailed measurements including the Mindset Indices tracked within Your View results. • Considered updates on the impact of hybrid working, including colleague experience of hybrid working to understand what works well for colleagues remotely and on site. &uuml; Confirmed that Barclays' workforce policies and practices are consistent with Barclays' Values and support Barclays' long-term sustainable success. + You can read more about the Board's engagement with colleagues and other stakeholders during 2022 on page 62. Diversity, Equity and Inclusion (DEI) • Received and considered updates on Barclays’ DEI- focused ambitions and activities, including the Race at Work Ambition, the Gender Ambition and progress towards creating an inclusive and equitable workforce to underpin business performance. • Received updates on the new gender diversity targets set by the FTSE Women Leaders Review and considered the new FCA 'comply or explain' disclosure requirements regarding diversity reporting. &uuml; Approved an updated Board Diversity Policy in December 2022, which reflected new board diversity targets aligned with the FTSE Women Leaders Review and those set out in the FCA's diversity reporting requirements. + You can read more about the updated Board Diversity Policy on pages 73 to 74. Topic Board activity Key decisions Sustainability • Discussed updates received from the Group Head of Public Policy and Corporate Responsibility, including on key government and regulatory policy, climate, and reputation risk. &uuml; Approved the Group’s ESG report for 2021. &uuml; Approved the Group’s Modern Slavery Statement for 2021. Sustainability Strategy Climate and sustainability Risk review Financial review Financial statements Shareholder information Barclays PLC 2022 Annual Report on Form 20-F 67Governance Directors’ report: Key Board Activities (continued)

Governance and regulatory matters Topic Board activity Key decisions AGM • Considered the best way to facilitate engagement with shareholders at the 2022 AGM, having been unable to engage with shareholders in person for the previous two years due to COVID-19 restrictions. &uuml; Approved holding a hybrid AGM for 2022, offering shareholders the ability to either attend in person or through an online portal, through which shareholders could also cast their vote. Succession • Working closely with the Board Nominations Committee, reviewed and shaped succession planning and proposed appointments for the Board, Board Committees and ExCo, having regard to the diversity targets adopted by the Board and wider Group. &uuml; Approved the appointment of Anna Cross as the new Group Finance Director. &uuml; Approved the appointment of Robert Berry as a Non- Executive Director, Chair of the Board Risk Committee and a member of the Board Audit Committee. &uuml; Approved changes to Board Committee membership, as outlined in the report of the Board Nominations Committee. + For further information, please refer to the report of the Board Nominations Committee on pages 69 to 80. Consumer Duty + For information on the Board's oversight of the FCA's new Consumer Duty, please see the spotlight on page 66. Regulatory engagement and oversight • Invited representatives from key regulators, including the FCA, Prudential Regulation Authority (PRA) and FRBNY, to join meetings to hear first-hand their feedback and observations. &uuml; Supported continued direct engagement with key regulators to deepen relationships. &uuml; Encouraged continued visibility from management over regulatory matters across the Group. Over-issuance of Securities + You can read about the Board's response to the Over-issuance of Securities on pages 100 to 101. Cyber • Discussed updates on cyber, cloud services and operational resilience, including the new resilience policy requirements of the PRA and FCA. • Received reports from the Chair of the Board Risk Committee regarding Barclays’ participation in the PRA’s cyber stress test which assessed Barclays’ ability to respond to, and recover from, a severe but plausible cyber-attack and the results of that test and management actions. &uuml; Approved the Group Resilience Self-Assessment. &uuml; Requested that management conduct a ransomware attack simulation. Finance Topic Board activity Key decisions Financial statements • Assessed financial performance of the Group and its main businesses through regular updates from the Group Finance Director. &uuml; Approved the Group’s Annual Report and Accounts for the year ended 31 December 2021. &uuml; Approved financial results announcements at Q1 2022, HY 2022 and Q3 2022. Capital distributions • Considered the Group’s capital position and distributions policy. &uuml; Approved a full year dividend for the year ended 31 December 2021 of 4.0p per ordinary share and a share buy-back of up to £1bn. &uuml; Approved a half year dividend for the period ended 30 June 2022 of 2.25p per ordinary share and a share buy-back of up to £500m. Strategy Climate and sustainability Risk review Financial review Financial statements Shareholder information Barclays PLC 2022 Annual Report on Form 20-F 68Governance Directors’ report: Key Board Activities (continued)

Overseeing effective composition, succession and evaluation Supporting the continued delivery of the Group’s strategy through effective Board, Board Committee and ExCo composition, robust succession planning and evaluating Board performance. Introduction With its focus on effective Board, Board Committee and ExCo composition, robust succession planning and evaluating Board performance, the Committee plays a crucial role in supporting the continued delivery of the Group’s strategy. The Committee’s work ensures that we have a Board which strikes the right balance of skills, experience and diversity of background and opinion, is effective in providing informed and constructive challenge to management and acts fairly in the interests of all of our stakeholders. Key areas of focus during the year With the support of the Committee, the Chair continued to oversee the execution of our succession planning for the Board and its Committees in 2022, and this work will continue as we move through 2023. As part of the Committee’s executive succession planning, we welcomed Anna Cross to the Board on 23 April 2022, when she took up the role of Group Finance Director and Executive Director. Anna joined the Group in 2013 and has worked in a number of roles, most recently as Deputy Group Finance Director since 2020. The Committee and the Board were delighted to have identified, in Anna, such a strong internal successor, who was able to step immediately into the role, ensuring a smooth transition and supporting our Group Chief Executive and his leadership team with the ongoing delivery of our Group strategy. We also welcomed Robert Berry to the Board, who joined as a Non-Executive Director on 8 February 2022, and as Chair of the Board Risk Committee and a member of the Board Audit Committee with effect from 1 March 2022. Robert brings with him a wealth of risk management experience from his distinguished career at Goldman Sachs. Board Nominations Committee Nigel Higgins Chair, Board Nominations Committee Committee membership and meeting attendance during 2022a Member Meetings attended/eligible to attend (including ad hoc meetings) Nigel Higgins 5/5 Mike Ashley1 3/3 Tim Breedon2 2/2 Mohamed A. El-Erian3 2/2 Crawford Gillies1 3/3 Brian Gilvary 5/5 Diane Schueneman 5/5 Julia Wilson3 2/2 Notes a There were three scheduled meetings and two ad hoc meetings of the Committee in 2022. Committee membership in 2022 1 Retired with effect from 1 September 2022. 2 Retired with effect from 28 February 2022. 3 Appointed with effect from 1 September 2022. Committee allocation of timeb (%) 2022 2021 n Corporate governance 14 9 n Board and Board Committee composition 14 19 n Succession planning and talent 62 54 n Board effectiveness 11 11 n Other 0 7 Notes b Including ad hoc meetings. The percentages are subject to rounding and therefore may not equal 100% when rounded. Our former Group Finance Director, Tushar Morzaria, stepped down from that role and as a Director with effect from 22 April 2022. Tushar has remained with Barclays, and was appointed as Chairman of the Global Financial Institutions Group. Tushar has been an invaluable member of the senior management team at Barclays since 2013, when he joined as Group Finance Director, and he has played a significant role in the rebuilding of the Group’s financial and operational resilience. The Committee and the Board are grateful for his hard work and are delighted that Tushar has a continuing role with Barclays. As announced on 23 January 2023, Mike Ashley will be retiring from the Board at the conclusion of our 2023 AGM, having served on the Board for more than nine years. Mike has served on the Board since 2013 and is our Board Audit Committee Chair. Crawford Gillies will have completed nine years as a Non-Executive Director by the time of our AGM, having joined the Board in 2014, and will be retiring (subject to re- election) shortly thereafter on 31 May 2023. Mike and Crawford have supported Barclays through a period of significant change, both for the Group and for the industry, in the post-financial crisis period. The Committee and the Board are enormously grateful for Mike and Crawford's significant contributions to the Group during the course of their tenures, and the work they have each undertaken as valued members of the Board, and in their respective roles as Chair of the Board Audit Committee and Chair of the BBUKPLC Board in particular. With effect from 1 April 2023, Julia Wilson will succeed Mike Ashley as Board Audit Committee Chair, subject to regulatory Strategy Climate and sustainability Risk review Financial review Financial statements Shareholder information Barclays PLC 2022 Annual Report on Form 20-F 69Governance Directors’ report: Board Nominations Committee report approval. Having previously held the roles as Group Finance Director at 3i Group plc and Chair of the Audit Committee of Legal & General Group plc, the Committee and the Board are confident that Julia will make an excellent successor to Mike as Board Audit Committee Chair. We were also delighted to welcome Marc Moses to the Board as a Non-Executive Director and member of the Board Audit and Risk Committees, with effect from 23 January 2023. As previously announced on 23 January 2023, Sir John Kingman will take up his role as a Non-Executive Director with effect from 1 June 2023. He will succeed Crawford Gillies as Chair of BBUKPLC upon taking up his appointment, subject to regulatory approval. The Committee also oversaw a series of changes to Board Committee composition during the course of the year, including with regard to the membership of this Committee, as described on page 72. The Committee and the Board are confident that these changes will enhance the Board’s effectiveness, bringing new and diverse perspectives while also providing valuable input and support to the work of the Board Committees. Membership and principal activities during 2022 The Committee is composed solely of Non-Executive Directors and is chaired by our Group Chairman. Details of Committee membership, meeting attendance and allocation of time during 2022 are set out on page 69, and the Committee’s principal activities during the year are set out below. In discharging its responsibilities, the Committee takes into account feedback from key stakeholders, and from Board discussions more widely. Key activities in 2022 • Approval of the appointment of Anna Cross as Group Finance Director. uvwx • Approval of changes in Board Committee composition during the year: – Board Risk Committee: Tim Breedon stepping down (Chair and member), appointment of Robert Berry (Chair and member), and appointment of Julia Wilson (member) – Board Audit Committee: Appointment of Robert Berry (member) – Board Nominations Committee: Tim Breedon, Mike Ashley and Crawford Gillies stepping down (members) and appointments of Julia Wilson and Mohamed A. El-Erian (members). &#9;uvwxy • Approval of internally conducted 2022 Board, Board Committee and individual Director effectiveness reviews, led by the SID with the support of the Deputy Company Secretary. {| • Approval of the appointment of Robert Berry as a Non-Executive Director. uvwx • Consideration of Director training and development. z{| • Candidate evaluation for both executive and non-executive current and future roles including review of core skills and (for internal candidates) scrutiny of internal feedback. uvwx • Review and approval of size, composition and succession planning for the Board and the Board Committees, including updates on succession planning for the Group’s main subsidiary company Boards. uvxz • Review of the balance of skills and diversity on the Board, and leading the search and recruitment process (including conflict analysis) for potential candidates. The Committee utilised external search consultants Spencer Stuart and Egon Zehnder to facilitate the targeted external mapping and search processes based on agreed and reviewed criteria. uvwxz” • Review and recommendation to the Board for approval an updated Board Diversity Policy in December 2022, including adopting an increased gender diversity target and re-affirming the existing ethnic diversity target aligned with the Parker Review on the ethnic diversity of UK boards. Refer to page 73 for further information. vz • Review of ExCo composition and succession planning, including review of the balance of skills and diversity on the ExCo and for key successors. uvwxz • Review of recommendations and suggested improvements arising from the 2021 Board effectiveness review. uv{| • Review of Directors’ tenure and effectiveness, and identifying candidates for election or re-election at the AGM. uvxyz{| Committee responsibilities u Ensuring the right individuals are appointed – in line with objective criteria – who can discharge the duties and responsibilities of Directors. v Planning for effective ExCo, Board and Committee composition, through focusing on appointment and succession based on merit and skill, through a diversity lens. w Leading candidate search and identification. x Regularly reviewing succession planning and recommendations for key executive and non-executive roles. y Monitoring time commitments for incoming and existing Directors to ensure sufficient time for effective discharge of duties. z Monitoring compliance against corporate governance guidelines and the Board Diversity Policy, including yearly review and any recommendations for enhancements. { Ensuring compliance by the Board with legal and regulatory requirements. | Agreeing the approach to individual Director, Board and Committee effectiveness reviews and implementing any required actions. } Considering and authorising, subject to ratification by the Board, conflicts of interest. Strategy Climate and sustainability Risk review Financial review Financial statements Shareholder information Barclays PLC 2022 Annual Report on Form 20-F 70Governance Directors’ report: Board Nominations Committee report (continued)

Composition Regularly reviewing Board, Board Committee and ExCo composition is a key responsibility of the Committee. Through frequently considering the skills, experience, knowledge and diversity required for these roles, as well as the annual Board effectiveness evaluation (as outlined further below), the Committee is able to refresh its thinking on Board, Board Committee and ExCo composition and establish a timeline for any proposed appointments. + You can find biographies for each Director, including details of the skills, experience and knowledge they bring to the Board, and their Board Committee memberships and other principal appointments on pages 55 to 58. Changes to Board composition in 2022: Group Finance Director As reported above, Tushar Morzaria stepped down from the Board on 22 April 2022 and was succeeded by Anna Cross, who took up the role of Group Finance Director and became an Executive Director with effect from 23 April 2022, having joined ExCo on 23 February 2022. Anna brings significant skills and experience to the Board, as set out in her biography on page 56. Anna joined the Group in 2013 and held the role of Deputy Group Finance Director from July 2020 until April 2022. Before that, she held the role of Group Financial Controller, prior to which she was the Chief Financial Officer for BBUKPLC. A qualified chartered accountant, Anna has worked in both banking and retail and previously held finance roles at leading financial and retail institutions. In considering Anna’s appointment, the Committee – and the Board – took into account a number of factors, including her expanded leadership and commercial experience through her appointment as Deputy Group Finance Director. The Committee and the Board also had regard to the stability that Anna’s appointment as an internal candidate would bring to the Group’s key stakeholder groups, in particular shareholders, colleagues, and customers/clients. Following Anna’s appointment to ExCo on 23 February 2022, and prior to her taking up her role as Group Finance Director on 23 April 2022, the Board was made aware of the Over-issuance of Securities. Anna was very much 'new in role' as our Group Finance Director, and took a leading role in the management and resolution of this matter throughout the course of 2022, alongside our Group Chief Executive and other members of his leadership team. As a Board, we would like to recognise the hard work and dedication that Anna has shown through this challenging period. Changes to Board composition in 2022: Non-Executive Directors Robert Berry was appointed as a Non- Executive Director on 8 February 2022, and as Chair of the Board Risk Committee and a member of the Board Audit Committee with effect from 1 March 2022. Robert brings significant skills and experience to the Board and to the important role of Chair of the Board Risk Committee. He has extensive risk management experience, having worked in the financial services industry for the entirety of his 32-year career. The majority of Robert’s career was spent with Goldman Sachs, where he became a Partner in 2008 and then Co-Deputy Chief Risk Officer in 2016, prior to his retirement as a Partner at the end of 2018. Following his retirement, Robert was retained as an Advisory Director with Goldman Sachs, remaining as a member of its Enterprise Risk Committee, during the period from January 2019 to December 2019. Changes to Board composition in 2023: Non-Executive Directors We welcomed Marc Moses to the Board as a Non-Executive Director and a member of both the Board Audit Committee and Board Risk Committee on 23 January 2023. Marc brings a strong technical finance background with a deep knowledge of banking and financial services. His financial services experience extends to over 43 years in the industry, initially as a trader and then in senior executive roles as an Audit Partner at PwC, and Chief Financial Officer of JPMorgan Europe. He joined HSBC in 2005, and prior to retiring in 2019, was the Group Chief Risk Officer and an Executive Director of HSBC Holdings plc. Since formally retiring from HSBC, Marc has remained active, undertaking advisory work for start-ups and he is currently acting as advisor to a fintech company. Marc’s appointment reflects our commitment to strengthening the Board through the addition of further highly respected individuals with recent and relevant financial experience, in accordance with our skills-based recruitment priorities. Appointment of Sir John Kingman Sir John Kingman will take up his role as a Non-Executive Director with effect from 1 June 2023. He will succeed Crawford Gillies as Chair of BBUKPLC upon taking up his appointment, subject to regulatory approval. Sir John has a deep background in financial services, gained from his executive and non-executive career, and will bring invaluable skills and experience to the Board, and to the Board of BBUKPLC. His experience spans the public and private sector, with his former roles including senior positions at HM Treasury, as the first Chief Executive of UK Financial Investments Ltd (UKFI), and as Global Co-Head of the Financial Institutions Group at Rothschild. Sir John is currently Chair of Legal & General Group plc, and stepped down as Chair of Tesco Bank on 22 January 2023. Strategy Climate and sustainability Risk review Financial review Financial statements Shareholder information Barclays PLC 2022 Annual Report on Form 20-F 71Governance Directors’ report: Board Nominations Committee report (continued)

Changes to Board Committee composition in 2022 The Committee oversaw changes in Board Committee composition in 2022, as outlined below. Board Risk Committee Having chaired the Board Risk Committee for eight years, Tim Breedon retired from that Committee on 28 February 2022. Robert Berry succeeded Tim as Chair of the Board Risk Committee on 1 March 2022. Julia Wilson was appointed as a member of the Board Risk Committee with effect from 1 September 2022. Board Nominations Committee Tim Breedon retired from the Board Nominations Committee on 28 February 2022. Mike Ashley and Crawford Gillies retired from the Board Nominations Committee with effect from 1 September 2022. We welcomed Julia Wilson and Mohamed A. El-Erian as additional members of the Board Nominations Committee on 1 September 2022. The Board is grateful to Tim, Mike and Crawford for their valuable contribution to these Committees during their respective memberships. Changes to Board Committee composition in early 2023 As reported above, Julia Wilson will succeed Mike Ashley as Chair of the Board Audit Committee with effect from 1 April 2023, subject to regulatory approval. Julia will also take on the role of Group Whistleblowers' Champion in her capacity as Chair of the Board Audit Committee. Julia joined the Board Audit Committee on her appointment to the Board in April 2021. Her time as a member of the Committee, together with her experience as former Group Finance Director at 3i Group plc and Chair of the Audit Committee of Legal & General Group plc make her well-placed to take up this important role. + You can read more about Julia, and the skills and experience she will bring to the role of Board Audit Committee Chair, in her biography on page 58. Marc Moses was appointed as a member of both the Board Audit Committee and Board Risk Committee upon his appointment as a Non-Executive Director on 23 January 2023, as reported above. Board size As at 31 December 2022, the size of the Board, following the appointments of Robert Berry and Anna Cross, and the resignation of Tushar Morzaria, was 13. With the appointment of Marc Moses on 23 January 2023, the size of the Board increased to 14. Following the retirement of Mike Ashley from the Board at the conclusion of our 2023 AGM, the retirement of Crawford Gillies (subject to re-election at the AGM) shortly thereafter on 31 May 2023 and the appointment of Sir John Kingman on 1 June 2023, the size of the Board will return to 13. The Committee continues to consider Board size as part of both its medium- and longer-term succession planning. The Committee remains confident that the size of the Board remains effective, taking into account the need to be small enough to operate in an efficient and collaborative manner but large enough to have an appropriate mix of skills and diversity and to support succession planning, as well as the additional roles and responsibilities of some of our Directors on Board Committees, and on the Boards of BBPLC, BBUKPLC, Barclays US LLC, BX and Barclays Europe. Board composition as at 31 December 2022 Length of tenure (Chairman and Non-Executive Directors) (number of Directors) 4 2 3 2 n 0-3 years n 3-6 years n 6-9 years n 9+ yearsa International experiencec (number of Directors) International (UK) International (US) International (Rest of the World) 11 8 7 Industry and leadership experienceb (number of Directors) Financial services Political/Regulatory experience Current/Recent Chair/CEO Accountancy/ Auditing Operations/ Technology Retail/ Marketing 13 8 10 4 1 2 Notes a Please refer to page 78 in relation to the tenure and continued independence of Tim Breedon and Mike Ashley, who have served on the Board for more than nine years. b Individual Directors may fall into one or more categories. c International experience is based on the location of the headquarters/registered office of a company, excluding entities within the Barclays Group. Strategy Climate and sustainability Risk review Financial review Financial statements Shareholder information Barclays PLC 2022 Annual Report on Form 20-F 72Governance Directors’ report: Board Nominations Committee report (continued)

Diversity Promoting and delivering diversity – of skills, regional and industry experience, social and ethnic background, race, gender and other distinctions, such as cognitive and personal strengths- is a vital element of the Committee’s role in leading appointments and succession planning for the Board, Board Committees and ExCo. Both the Committee and the Board consider increasing diversity essential to maintaining our competitive advantage, driving effective governance and mitigating the risk of ‘group think’. Further to the Committee’s recommendation, the Board adopted a revised version of the Board Diversity Policy on 15 December 2022. In considering the proposed amendments to the policy, the Committee and the Board had regard to the following voluntary targets recommended by the FTSE Women Leaders Review (which builds on the work of both the Hampton Alexander and Davies reviews) on gender diversity which were published in February 2022: • that FTSE 350 Boards and FTSE 350 Leadership teams have a minimum of 40% women’s representation; and • that FTSE 350 companies should have at least one woman in the Chair or Senior Independent Director role and/or one woman in the CEO or CFO role. Following publication of those targets, in April 2022 the FCA published amendments to its Listing Rules which will require that Barclays, in future reporting periods, include a ‘comply or explain’ statement in its annual report stating whether it has achieved certain board gender and ethnic diversity targets, and requiring that Barclays disclose certain numerical data relating to the gender identity and ethnic background of Board and ExCo members, together with an explanation of Barclays’ approach to data collection for the purposes of making the required disclosures. The Board gender diversity targets are aligned with those set out the FTSE Women Leaders Review, and the Board ethnic diversity target is aligned with the target recommended by the Parker Review Committee Report into the Ethnic Diversity of UK Boards. While the Listing Rules reporting requirements are not yet mandatory for Barclays in the current reporting period, in December the Board adopted an updated Board Diversity Policy which is aligned with the board diversity targets recommended by the FTSE Women Leaders Review and continues to be aligned with the ethnic diversity target in the Parker Review. + Please refer to our statements on Board gender and ethnic diversity, as at the reporting reference date of 31 December 2022, on this page and page 74. The updated policy reaffirms that the Committee will consider candidates on merit against objective criteria with due regard to the benefits of diversity when identifying suitable candidates for appointment to the Board, and sets out the Board gender and ethnic diversity targets detailed in the table at the bottom of this page. The Policy also confirms the Board's commitment to operating in a way that supports diversity and inclusivity. Gender diversity With the appointment of Anna Cross as Group Finance Director and Executive Director, and Tushar Morzaria stepping down as an Executive Director, as at 31 December 2022, Board gender diversity was 38% female. This fell short of our 40% target for Board gender diversity, but the Board satisfied the target contained within the Board Diversity Policy of having at least one woman holding a senior board role. Following the appointment of Marc Moses on 23 January 2023, Board gender diversity has, in the short term, fallen to 36% female. With Mike Ashley retiring from the Board at the conclusion of our 2023 AGM, Crawford Gillies (subject to re- election) retiring shortly thereafter on 31 May 2023 and the appointment of Sir John Kingman on 1 June 2023, Board gender diversity will return to 38% female. Updated Board Diversity Policy - Targets Gender diversity target To ensure that by 2025: • the proportion of women on the Board is at least 40%; and • at least one of the following senior Board positions is held by a woman: Chair, Chief Executive, Senior Independent Director or Chief Financial Officer, and that this is maintained going forward. Ethnic diversity target To ensure that at least one Board member is from a minority ethnic background excluding white ethnic groups and that this is maintained going forward. We recognise that this continues to fall short of our 40% Board gender diversity target but, as we continue to develop our Board succession planning, this Committee and the Board remain focused on meeting the new gender diversity targets by 2025 while continuing to bring the very best, diverse talent we can attract to the Board. The Committee and the Board also recognise and embrace the clear benefits of diversity at Board Committee level. As at 31 December 2022, Board Committee gender diversity was as follows: Board Audit Committee – 50% female, Board Remuneration Committee – 67% female, Board Risk Committee – 43% female and Board Nominations Committee – 40% female. Group-wide, Barclays remains committed to its DEI vision and strategy, which was refreshed in 2022, and includes a series of guiding principles and strategic priorities designed to help Barclays deliver against its core DEI agendas including its Gender Ambition, which is focused on improving gender diversity across Barclays. In 2022, Barclays announced its refreshed Gender Ambition of 33% representation of women in senior leadership roles - Managing Directors and Directors - by the end of 2025, having achieved its initial target of 28% female representation in these roles by the end of 2021. + You can find a copy of our Board Diversity policy at home.barclays/who-we-are/our-governance/ our-framework-code-and-rules. Strategy Climate and sustainability Risk review Financial review Financial statements Shareholder information Barclays PLC 2022 Annual Report on Form 20-F 73Governance Directors’ report: Board Nominations Committee report (continued)

To achieve this ambition, Barclays has been building a strong pipeline of female talent at all levels through hiring initiatives and development programmes, as well as reporting regularly to its senior leaders to keep them informed on progress in this area (including detailed information about hiring, promotion, and retention in their respective business areas). As at 31 December 2022, female representation amongst Managing Directors and Directors was at 29% globally, and Barclays is focused on continuing its efforts to identify and develop female talent within Barclays and in the market. You can read more about Barclays' DEI vision and strategy and gender diversity at Barclays, including data on the percentage of females in Barclays’ wider workforce in the Our people and culture section on pages 111 to 118. The Committee is also mindful of the voluntary target recommended by the FTSE Women Leaders Review of 40% female representation for ExCo and their direct reports by the end of 2025. As at 31 December 2022, female representation among ExCo and their direct reports stood at 27%. While this falls short of the FTSE Women Leaders Review recommendation, increasing gender diversity within both ExCo and their direct reports, to ensure a diverse pipeline for ExCo succession, remains a key priority for Barclays and the Committee and the hiring initiatives and development programmes referred to above are part of the way in which we are looking to make progress against these targets. In 2022, Barclays continued to have one ex-officio position on ExCo, with each appointee serving for a four-month rotation. This initiative, first introduced in 2016, broadens the scope of perspectives and contributions made to ExCo, while also providing appointees with exposure to matters of Group-wide significance and further leadership experience. In 2022, all three holders of this position were female. You can find details of ExCo membership, including ex-officio appointees during the course of 2022, on page 60 and you can find data on the percentage of females on ExCo and within ExCo direct reports in the Our people and culture section in this report. Further information will be made available in our Diversity, Equity and Inclusion Report, which will be available on our website later in 2023. Ethnic diversity As at 31 December 2022, 15% of the Board (two members) were from a minority ethnic background (excluding white ethnic groups), meeting the recommendations contained within the Parker Review Committee Report into the Ethnic Diversity of UK Boards and the ethnic diversity target in the Board Diversity Policy. Alongside the Board, the Committee continues to support the Group’s Multicultural agenda, including Barclays' Race at Work Ambition. Venkat, our Group Chief Executive, has made a significant contribution to Barclays’ diversity agenda. Having achieved our Race at Work ambition to double the number of Black Managing Directors globally from nine to 18 by 2022, in January 2023, we set a new ambition to increase the population of Managing Directors from underrepresented ethnicities by at least 50% by the end of 2025. As described on page 67, the Board considered updates during the year on Barclays' progress on DEI initiatives, including our Race at Work Ambition. You can find more information on Barclays’ continued commitment to its Multicultural agenda, including data relating to ethnic diversity in Barclays' wider workforce, in the Our People and Culture section in this report. Diversified Board1 Leadership balance (number of Directors) Chairman Non-Executive Directors Executive Directors 1 10 2 Gender balance (number of Directors) Male Female 8 5 Ethnic diversity (number of Directors) White Ethnic minority background excluding white ethnic groups 11 2 Note: 1 Data as at 31 December 2022. Strategy Climate and sustainability Risk review Financial review Financial statements Shareholder information Barclays PLC 2022 Annual Report on Form 20-F 74Governance Directors’ report: Board Nominations Committee report (continued)

aProcess for appointments In leading the process for Board and senior management appointments, the Committee promotes diversity of background and opinion, and ensures that all appointments are based on merit and objective criteria, focusing on the skills, experience and knowledge required for the Board’s effectiveness and to support the continued delivery of the Group’s strategy. Appointments to the Board are made following a formal, rigorous and transparent procedure, facilitated by the Committee with the aid of external search consultancy firms, as outlined in further detail below. Non-Executive Director recruitment As reported in our last Annual Report, the Committee approved a series of skills- based recruitment priorities in 2021, reflective of the skills and experience anticipated to be required for the Board over the next three years, and which take into account of the needs of the Board, its Committees and the business, as well as ordinary course retirements of long- serving Directors. Based on the agreed priorities, the Committee has set rigorous criteria for the roles it is seeking to fill, both in terms of experience and personal qualities. Independent external search firms Spencer Stuart and Egon Zehnder supported our search for additional Non- Executive Directors to complement the range of skills on the Board in 2022, with diversity of background and opinion at the forefront of that search. Spencer Stuart and Egon Zehnder do not have any connection to Barclays or any of the Directors other than to assist with searches for executive and non-executive talent. Open advertising for Board positions was not used in 2022. As reported above, we have recently welcomed Marc Moses to the Board, following our search for candidates with recent and relevant financial experience, in line with our recruitment priorities described above. We also recently announced that Sir John Kingman will join the Board with effect from 1 June 2023, and will succeed Crawford Gillies as Chair of the BBUKPLC Board upon taking up his appointment, subject to regulatory approval. + You can read more about the appointments of Marc Moses and Sir John Kingman on page 71. In line with disclosures in our previous Annual Report, we continue to focus on identifying candidates with technology experience. To ensure due consideration is given to strong potential candidates who would enhance the effectiveness of the Board, the Committee continues to review the recruitment priorities and give further consideration to the desired skills and experience for potential candidates. Non-Executive Director independence A majority of our Board comprises independent Non-Executive Directors, in line with the requirements of the Code. The Committee considers the independence of our Non-Executive Directors on an annual basis, having regard to the independence criteria set out in the Code. As part of this process, the Committee reviews the length of tenure of all Directors, which can affect independence, and makes any recommendations to the Board accordingly. The Committee reviewed the independence of all Non-Executive Directors in 2022. The independence of those who had served on the Board for more than six years (Crawford Gillies and Diane Schueneman) and more than nine years (Tim Breedon and Mike Ashley) was subject to a more rigorous review. The Committee remains satisfied that the length of their tenure has no impact on their respective levels of independence or the effectiveness of their contributions. The Committee and the Board consider all of the Non-Executive Directors to be independent. For further details of the Committee’s review of the independence of Tim Breedon, Mike Ashley and Crawford Gillies, please refer to the Succession section below. During 2022, Tushar Morzaria stepped down from the Board. Tushar did not raise any concerns about the operation of the Board or management. Director appointments and re-appointments Non-Executive Director selection and appointment process The Committee reviewed the Non-Executive Director selection and appointment process in 2022, which was refreshed in 2019, and concluded that no material changes were required to the current process. We continue to ensure that all Board members have the opportunity to meet potential candidates where possible, and that searches for potential candidates should be coordinated across the Group’s significant subsidiaries where appropriate. Director term Our standard practice is to appoint any new Non-Executive Director or Chair to the Board for an initial three-year term, subject to annual re-election at the AGM (as outlined below). This may be extended for a further term of up to three years. As such, our Non-Executive Directors typically serve up to a minimum of six years, although this period may be extended where considered appropriate by the Committee. Director re-election at the AGM All Directors are subject to election or re-election (as appropriate) each year by shareholders at the AGM. Strategy Climate and sustainability Risk review Financial review Financial statements Shareholder information Barclays PLC 2022 Annual Report on Form 20-F 75Governance Directors’ report: Board Nominations Committee report (continued)

Time commitment We ask all potential new Directors to disclose their other significant commitments, which the Committee then takes into account when considering any proposed appointment to ensure that Directors can discharge their responsibilities to Barclays effectively. As well as attending and preparing for formal Board and Board Committee meetings, the Directors’ time commitment to Barclays includes allowing time to understand the business and complete training. We agree expected time commitments with each Non-Executive Director on an individual basis. The Committee was comfortable that the existing commitments disclosed by each of Marc Moses and Sir John Kingman ahead of their respective appointments would not impact their ability to devote such time as is necessary to discharge their duties to Barclays effectively. All Directors must seek approval (providing an indication of expected time commitments) before accepting any significant new commitment outside of Barclays. Before approving any significant new external commitment for a Director, the Board reviews all relevant facts and circumstances (including the expected role and time commitment, as well as the nature of the external organisation). In 2022, all external appointment requests were approved on the basis that the Board was satisfied with any actual or potential conflicts and the Board was confident that the Director in question remained able to devote such time necessary to discharge their duties to Barclays effectively. Where circumstances require it, all Directors are expected to commit additional time as necessary to their work on the Board. For the year ended 31 December 2022 and as at the date of publication, the Board is satisfied that none of the Directors is over-committed and that each of the Directors allocates sufficient time to their role in order to discharge their responsibilities effectively. A record of each Director’s time commitments is maintained. Conflicts of interest In accordance with the Companies Act 2006 and BPLC's articles of association (Articles), the Board has the authority to authorise conflicts of interest, and this ensures that the influence of third parties does not compromise the independent judgement of the Board. Directors are required to declare any potential or actual conflicts of interest that could interfere with their ability to act in the best interests of the Group. A conflicts register is maintained, which is a record of actual and potential conflicts, together with any Board authorisation of the conflicts. The authorisations are for an indefinite period but are reviewed annually by the Committee, which also considers the effectiveness of the process for authorising Directors’ conflicts of interest. The Board retains the power to vary or terminate these authorisations at any time. Director training and development The Committee supports the Chairman in developing and monitoring effective induction, training and development for the Board in accordance with its Terms of Reference (available at home.barclays/ who-we-are/our-governance/board- committees). As well as Barclays providing Directors with the opportunity to take part in ongoing training and development, Directors can also request specific training, as required. An overview of existing training and development arrangements for the Board is described on the next page, which encompasses business and function reviews and horizontal topics to deepen and broaden the Board’s understanding of the business. + You can find details of training and development delivered to the Board during the course of 2022 on page 77. On appointment, all Directors receive a comprehensive induction tailored to their individual requirements, designed to provide them with an understanding of how the Group works and the key issues that it faces. When designing each bespoke induction schedule, the Group Company Secretary consults the Chairman, taking into account the particular needs of the new Director. When a Director is joining a Board Committee, the schedule will also include an induction to the operation of that Committee. + You can find details of new Director and Committee- specific inductions delivered to Board members during the course of 2022 on page 77. Strategy Climate and sustainability Risk review Financial review Financial statements Shareholder information Barclays PLC 2022 Annual Report on Form 20-F 76Governance Directors’ report: Board Nominations Committee report (continued)

Training, development and updates for the Board in 2022 Topic Description Areas covered included Business and function reviews Updates from key business areas and Group functions, to deepen the Board’s understanding of the Group businesses. Business areas: Corporate and Investment Bank, Consumer Cards and Payments, Barclays UK, US Consumer Bank. Group functions: Risk, Markets, Legal, HR, Internal Audit, and Compliance. 'Horizontal topics' Updates covering areas relevant across the Group. Climate, cyber, Reputation risk, Mindset (including Culture), data strategy, whistleblowing, complaints, resilience and artificial intelligence. Public Policy and Corporate Responsibility Regular updates on Public Policy and Corporate Responsibility matters. Reputation Risk matters (for which the Board has direct oversight) and a broad range of topics including regulatory engagement and oversight, and climate and sustainability matters. Regulatory responsibilities Annual briefing on regulatory responsibilities. Senior Managers Regime and Barclays’ conduct and financial crime policies and standards. Corporate governance Regular updates on corporate governance. DEI matters, regulatory developments and cybersecurity disclosure obligations. Competition law Briefing for Board members (ad hoc). Competition law-related matters. External speakers External input to the Board. Attendance at Board meetings by external speakers and key regulators, enabling the Board to hear their feedback and observations. Board engagement with stakeholders Various events enabling the Board to engage directly with stakeholders. + You can read more about the Board's engagement with stakeholders on page 62. Committee specific inductions Committee-specific induction for Julia Wilson, following her appointment as a member of the Board Risk Committee. Details of Robert Berry's induction, including in relation to his role as Board Risk Committee Chair, can be found in the table below. Committee engagement, including sessions with the Board Risk Committee Chair, Group Chief Risk Officer, Interim Group Chief Compliance Officer and Chief Controls Officer. Briefings on Conduct, Reputation and Compliance and Legal risk, and various briefings with members of the Risk Executive Committee, as well as the Group Treasurer. Director Description Induction sessions included Meetings during induction period Handover in accordance with requirements of Senior Managers Regime (SMR) Anna Cross Tailored Executive Director induction, following Anna’s appointment as Group Finance Director and Executive Director. • Board governance framework and Directors’ duties. • SMR and Conduct rules. • Disclosure requirements pursuant to the Market Abuse Regime and the Group Securities Dealing Code. Series of meetings undertaken during Anna’s induction period, including: • regular one-to-one meetings with the Chairman, Group Chief Executive, and other members of the Board • induction meetings with senior executives from across the business. Formal SMR handover from Tushar Morzaria (as outgoing Group Finance Director). Robert Berry Tailored Non-Executive Director induction following Robert’s appointment as a Non- Executive Director, Chair and member of the Board Risk Committee and member of the Board Audit Committee. • The Group’s strategy and culture. • Stakeholder landscape and relationships. • Governance matters. • Briefings from the Chief Risk Officer and Chief Compliance Officer (relevant to his responsibilities as Board Risk Committee Chair). Series of meetings with various senior executives from across the business during Robert's induction period including from Risk, Compliance, Finance, Legal, Internal Audit, BX and Operations, BBUKPLC, Corporate and Investment Banking, and Consumer Banking and Payments. Formal SMR handover from Tim Breedon (as outgoing Board Risk Committee Chair). New Director inductions delivered in 2022 Strategy Climate and sustainability Risk review Financial review Financial statements Shareholder information Barclays PLC 2022 Annual Report on Form 20-F 77Governance Directors’ report: Board Nominations Committee report (continued)

Succession Robust succession planning ensures we have the right balance of skills, experience and effectiveness on the Board, Board Committees and ExCo, embracing the clear benefits of diversity while also taking into account current and anticipated future business needs. This includes contingency planning (for any unforeseen departures or unexpected absences), medium- term planning (orderly refreshing of the Board, Committees and ExCo) and long-term planning (looking ahead to the skills that may be required on the Board and the ExCo in the future). Committee consideration of succession in 2022 Succession remained a key focus for the Board and Committee in 2022. The Board and the Committee discussed succession in detail at regular points in 2022, in addition to discussions at formal Committee meetings. Mike Ashley had served on the Board for nine years as of September 2022, and Crawford Gillies will have served on the Board for nine years by the time of our 2023 AGM . As reported above, Mike will remain on the Board until the conclusion of the AGM, at which he will not seek re- election and, subject to re-election at the 2023 AGM, Crawford will retire from the Board shortly thereafter on 31 May 2023. As at 1 November 2022, Tim Breedon had served on the Board for ten years. As reported in our 2021 Annual Report, the Committee undertook a rigorous assessment and concluded that it remained appropriate for Tim to continue to serve on the Board beyond his nine-year tenure. A similar review has been undertaken this year and the Committee and the Board remain satisfied that Tim's breadth of financial services sector experience and deep knowledge of risk and regulatory issues continues to bring significant value to Board discussions, and that his continued tenure as a Non- Executive Director is advantageous to Group-wide decision making and is appropriate in the near-term. The Committee and the Board recognise the clear benefits for Group-wide decision-making of having the Chairs of the Group’s significant subsidiaries sit on the BPLC Board, bringing important insight to Board discussions and connectivity with BPLC’s significant subsidiaries. With this in mind, given Tim’s ongoing role as Chair of Barclays Europe, the Group’s principal European subsidiary, the Committee and the Board consider it is appropriate for Tim to continue as an independent Non- Executive Director on the BPLC Board. The Committee and the Board are confident that Tim, Mike and Crawford remain independent and continue to provide effective challenge, advice and support to management on business performance and decision-making. Having undertaken a rigorous review of Tim, Mike and Crawford's performance as Non- Executive Directors and taking into account other relevant factors that might be considered likely to impair, or could appear to impair, their independence including as set out in Provision 10 of the Code, the Board considers Tim, Mike and Crawford to be independent. ExCo succession The Committee reviews and discusses all changes to ExCo prior to announcement, taking into account executive succession plans. With regard to ExCo succession, Anna Cross joined ExCo on 23 February 2022 ahead of succeeding Tushar Morzaria as Group Finance Director on 23 April 2022. Laura Padovani stepped down as Group Chief Compliance Officer on 31 October 2022 and was succeeded by Matthew Fitzwater on an interim basis with effect from 1 November 2022, subject to regulatory approval. Mark Ashton-Rigby stepped down as Group Chief Operating Officer and Chief Executive, BX in January 2023, and was succeeded by Alistair Currie with effect from 1 February 2023, subject to regulatory approval. Vim Maru was appointed Global Head of Consumer Banking and Payments with effect from 1 February 2023, subject to regulatory approval. + You can read more about the changes to ExCo during the year on page 59. Evaluation Each year, the Committee plays a key role in ensuring that a formal and rigorous review of the performance of the Board, the Board Committees and individual Directors is undertaken in line with the requirements of the Code. Feedback from the 2022 internally facilitated effectiveness reviews indicate that Board, Board Committees and individual Directors continue to be effective, as described below. Progress against the 2021 Board effectiveness review and process for 2022 review As reported in our last Annual Report, the 2021 Board effectiveness review was externally facilitated, as required by the Code, by Christopher Saul Associates (CSA). Recommendations from the 2021 effectiveness review and actions taken during the course of 2022 to address them are shown in the table on the next page. The 2022 Board, Board Committee and individual Director effectiveness reviews were facilitated internally, in line with the Code, and were led by the SID with the support of the Deputy Company Secretary. Further detail on the process is shown in the diagram on the next page. Strategy Climate and sustainability Risk review Financial review Financial statements Shareholder information Barclays PLC 2022 Annual Report on Form 20-F 78Governance Directors’ report: Board Nominations Committee report (continued)

Progress against the 2021 Board effectiveness review The recommendations from the 2021 Board effectiveness review and actions taken during the course of 2022 to address them are shown in the table below. Board deep dives Consider how the approach to Board deep dive sessions might be refreshed. • A refreshed approach consisting of Business and Function reviews and 'horizontal topics' was designed to provide targeted consideration of each key area and to provide the Board with an holistic view of the business. • You can read more about the topics considered in these sessions on page 77 of this report. Corporate strategy Review how Board agendas might focus more on corporate strategy as we move away from matters focusing on the COVID-19 pandemic. • The Board reviewed and made changes to its approach to considering corporate strategy, reviewing a series of themes and questions in the lead up to the annual corporate strategy review in September 2022, and the detailed MTP discussion in November 2022. Outside perspectives Consider how to increase input to the Board from thought leaders, customers and others to provide relevant outside perspectives. • During 2022, the Board sought opportunities to obtain outside perspectives on key matters, including inviting external speakers to discuss with the Board topical issues, including the US regulatory and political environment. • The Board has also invited its principal regulators to meet with Board members to discuss their feedback and views on Barclays. • During the course of this year, the Board has also received feedback from customers, clients and other stakeholders through participation in events such as conferences and regulatory round tables and visits to Barclays businesses and sites, including a visit to the Radbroke campus following the 2022 AGM. You can read more about these on page 62. Board materials Continue to make Board papers shorter and more focused. • The Chairman continues to encourage management to ensure that their papers are as concise as possible and focused on the matters of relevance to the Board and on key questions for discussion. Areas Recommendations from the 2021 evaluation Actions taken during the year Board, Committee and individual Director evaluation process Strategy Climate and sustainability Risk review Financial review Financial statements Shareholder information Barclays PLC 2022 Annual Report on Form 20-F 79Governance Directors’ report: Board Nominations Committee report (continued)

Board effectiveness review The 2022 Board effectiveness review followed a structured interview process with Board members. The full and frank feedback of interviewees provides important input into the further development of the performance and effectiveness of the Board, in particular in identifying areas in which the Board could be more effective. This feedback is shared with the Chairman and the other members of the Board by reference to the key themes and recommendations that have been identified. Feedback from 2022 review Feedback from this review indicated that the Board is operating well and effectively, with Board members commenting favourably on the open and collaborative culture of the Board, supported by the values-driven and inclusive style of the Chairman. The review indicated that Board composition is considered to be a strength, bringing together a range of diverse and complementary backgrounds and expertise. The Chairman’s critical role in supporting the transition of the new Group Chief Executive and Group Finance Director was commented on favourably, with the review highlighting the positive relationship between the Board and management, and an appropriate level of support and challenge to management. Recommendations from 2022 review The 2022 review outlined the following key recommendations: • in the context of what is understandably a structured meeting agenda, Board members would welcome the opportunity for more unstructured discussion of key areas of focus for the Board - whether in regard to particular matters on the agenda or other macro or external developments since the previous meeting • consideration should continue to be given to the structure of Board agendas to ensure that time allocations are appropriate • continued focus on ensuring balanced papers which clearly identify substantive points and key issues for the Board’s attention • continued focus on Committee reporting to the Board, to ensure the Board has the right level of visibility on key areas of focus • continue to identify opportunities for more informal engagement between the Non-Executive Directors and senior executives outside the boardroom • continue to identify opportunities to bring external perspectives into the Board. Review of Committee effectiveness The 2022 effectiveness review of each Committee was facilitated internally, as permitted by the Code. The internal review involved completion of a tailored questionnaire by Committee members and senior management. The review is an important part of the way Barclays monitors and improves Committee performance and effectiveness, maximising strengths and highlighting areas for further development. The results of the review for the Committee are set out in the next section. In addition to reviewing its own effectiveness, the Committee also reviewed the outcomes of the effectiveness reviews conducted by the Board Audit, Remuneration and Risk Committees, which had also been conducted by way of tailored questionnaires. You can read about those reviews in the individual Committee reports elsewhere in this Board Governance report. Following consideration of the findings of the 2022 Board and Board Committee effectiveness reviews, the Committee remains satisfied that the Board and each of the Board Committees are operating effectively. Review of Nominations Committee effectiveness The 2022 Committee effectiveness review was facilitated internally in accordance with the Code. This internal review involved completion of a tailored questionnaire by Committee members and standing attendees, in line with the approach adopted for all Board Committees in 2022. The review is an important part of the way Barclays monitors and improves Committee performance and effectiveness, maximising strengths and highlighting areas for further development. The results of the review confirm the Committee is operating effectively. It is considered well constituted, providing an effective and appropriate level of challenge and oversight of the areas within its remit. Feedback acknowledged progress during the year with regard to executive succession planning. The review noted that sufficient time is allocated to the matters within the Committee's remit to enable appropriate discussion and challenge. The Committee’s interaction with the Board, Board Committees and senior management is considered effective. The review noted that all Non-Executive Directors had been invited to participate in certain Committee discussions during the course of the year, which was considered helpful, as was the approach of ensuring more strategic matters were discussed with the Board. Feedback indicated that concurrent meetings of the BPLC and BBPLC Board Nominations Committee continue to be appropriate. &#9; Individual Director effectiveness All Directors in office at the end of 2022 were subject to an individual effectiveness review. The Chairman considered each Director’s individual contribution to the Board as well as any feedback received as part of the broader Board and Committee effectiveness reviews. The reviews were conducted by the Chairman and the Chairman’s review was conducted by the SID. Based on these reviews, the Board accepted the view of the Committee that each Director to be proposed for election or re-election at the 2023 AGM continues to be effective and contributes to Barclays’ long-term sustainable success. Except for Mike Ashley, all of the current Directors of the Company, who will be continuing in office, and Marc Moses in his capacity as a Director from 23 January 2023, intend to submit themselves for election or re-election at the 2023 AGM and will be unanimously recommended by the Board for election or re-election as appropriate. Strategy Climate and sustainability Risk review Financial review Financial statements Shareholder information Barclays PLC 2022 Annual Report on Form 20-F 80Governance Directors’ report: Board Nominations Committee report (continued)

Driving sustainable improvements to the internal control environment Overseeing the integrity of our financial disclosures and the effectiveness of the internal control environment. Dear Fellow Shareholders The Committee had a busy year in 2022, as it closely monitored the reporting of the Group’s financial performance in an increasingly challenging macroeconomic environment, while remaining focused on driving sustainable improvements to the internal control environment. The Over-issuance of Securities was a significant area of focus for the Committee in 2022 in terms of both the financial reporting and internal controls aspects. The Committee oversaw the restatement of the BPLC 2021 financial statements included in the amended Annual Report on Form 20-F for the year ended 31 December 2021. The Committee also carefully considered the implications of the Over-issuance of Securities on the Group’s 2021 UK financial statements, ultimately concluding that these did not require refiling, although the prior year comparatives have been restated in BPLC's 2022 UK Annual Report and Accounts so that the UK and US reported figures are now aligned. The Committee monitored together with the Board the launch and progression of the rescission offer and its impact on the Group’s financial statements. The presentation of the financial impact of the Over-issuance of Securities, including the associated hedging, was a key consideration in the Committee’s review of the quarterly, half-year and full-year financial statements for 2022. Throughout the year, the Committee monitored management’s remediation of the material weakness in internal control over financial reporting (ICOFR) identified in respect of the Over-issuance of Securities. The Committee also monitored, towards the end of the year, the work carried out to address the specific requirements of the SEC set out in its order of 29 September 2022, and in early 2023 considered the assurance work conducted by Barclays Internal Audit (BIA) on the matter. Board Audit Committee Mike Ashley Chair, Board Audit Committee Committee membership and meeting attendance in 2022a Member Meetings attended/eligible to attend (including ad hoc meetings) Mike Ashley 14/14 Robert Berry1 12/12 Diane Schueneman 12/14 Julia Wilson 13/14 Notes a There were 10 scheduled meetings and four ad hoc meetings of the Committee in 2022. Owing to prior commitments, Diane Schueneman was unable to attend two ad hoc meetings and Julia Wilson was unable to attend one ad hoc meeting of the Committee. All ad hoc meetings had been scheduled at short notice. Committee membership in 2022 1 Appointed with effect from 1 March 2022. Committee allocation of timeb (%) 2022c 2021 n Control issues 12 11 n Business control environment 15 20 n Financial results 42 33 n Internal audit matters 7 8 n External audit matters 9 12 n Other 14 16 b Including ad hoc meetings. The percentages are subject to rounding and therefore may not equal 100% when rounded. c The allocation of time in 2022 includes the time spent by the Committee considering the Over-issuance of Securities at scheduled and ad hoc meetings The macroeconomic environment remained challenging against a backdrop of the increased cost of living, rising interest rates, relatively high inflation, declining GDP and rising energy costs. The Committee received regular updates from the Group Finance Director and Group Chief Accounting Officer, and focused in particular on management’s judgement on credit impairment, post-model adjustments and expected credit loss (ECL) build. This is an area which the Committee will continue to monitor closely during 2023. A key element of the Committee’s remit is oversight of the Group’s internal control environment. Throughout 2022, the Committee received regular updates on this and continued to monitor the progress of programmes aimed at strengthening the internal control environment across the Group’s businesses. The Over- issuance of Securities highlighted the need for further improvements both in specific controls and also the control mindset required at all levels in the organisation. In addition to this specific issue, the Committee has continued to pay close attention to a number of existing control remediation and enhancement programmes. These continued to include significant work in the trading areas (as highlighted last year) and also on financial crime controls. Strategy Climate and sustainability Risk review Financial review Financial statements Shareholder information Barclays PLC 2022 Annual Report on Form 20-F 81Governance Directors’ report: Board Audit Committee report

The Committee provided oversight of an internal programme established towards the end of 2022 aimed at bringing together the more material remediation programmes with a view to embedding controls and lessons learned on a holistic basis in order to achieve a consistently excellent operating environment across the Group. The Committee encouraged and challenged management to ensure that outcomes are delivered at the times committed, but in a sustainable manner and that they drive a strong culture of continuous improvement which is essential to keep pace with changes both within the Group and in the external environment. As part of its determination of whether any control issues required specific disclosure in this Annual Report, the Committee continued to apply similar concepts to those used for assessing internal control over financial reporting for the purposes of the US Sarbanes-Oxley Act (SOx). The Committee is satisfied that management has effectively remediated the material weakness relating to the Over-issuance of Securities and reached the conclusion that there are no other control issues that are considered to be a material weakness and which merit specific disclosure for the year ended 31 December 2022. The Committee has oversight of Barclays’ whistleblowing programme and I continued to act as the Group Whistleblowers' Champion. During 2022, the Committee scrutinised the results of a benchmarking review of Barclays’ whistleblowing programme undertaken by an independent third party aimed at identifying areas where certain elements of the programme can be enhanced. Moving into 2023, the Committee will oversee the enhancements to our whistleblowing programme that are being implemented by management. As will be evident from the Strategic report set out on page 7, Barclays’ climate strategy continues to be a significant area of focus for the Group. The Committee provides oversight of the Group’s climate and sustainability disclosures and was supportive of management’s decision to incorporate Barclays' TCFD disclosures into the 2022 Annual Report. Whilst the Committee continues to monitor the impact of climate change on the Group’s financial statements, the impacts are not material at this time. Consistent with previous years, I held regular meetings with the Chair of the BBUKPLC Board Audit Committee to ensure I had visibility over any material and emerging key issues impacting BBUKPLC. Since my last report I have also had discussions with the Chairs of the Board Audit Committees of Barclays US LLC and Barclays Bank Ireland PLC, and attended a meeting of the Barclays Bank Ireland PLC Board Audit Committee and BBUKPLC Board Audit Committee. I will be attending the Barclays US LLC Board Audit Committee when it meets to approve the financial results of the US holding company in March. I continued to meet frequently with members of senior management, including in particular the Group Finance Director and Group Chief Internal Auditor. As Committee Chair, throughout the year I engage regularly with the Group’s key regulators, including holding meetings with representatives of the PRA and FRBNY. Barclays Internal Audit and external auditors Given the key role of BIA in supporting the Committee’s work, I held regular monthly meetings with the Group Chief Internal Auditor and members of her senior management team to ensure that I had visibility of their programme of work and key emerging issues. In early 2022, the Committee commissioned Ernst & Young to perform an independent External Quality Assurance assessment of BIA, which is required every five years. The Committee was pleased to note the report’s conclusions that BIA generally conformed with industry standards and guidance, and was an independent and effective function, a view also supported by feedback from our key regulatory stakeholders. The Committee also conducted a performance assessment of BIA for 2022 and I am pleased to report that the Committee was satisfied with BIA's performance against its objectives agreed with me at the beginning of the year. The relationship with the Group’s external auditor remains a key element of the Committee’s role, and the Committee welcomed a new lead audit engagement partner, Stuart Crisp, for the 2022 financial year following the retirement of the previous lead audit partner. The Committee received regular updates on KPMG’s progress on the 2022 audit, as well as on the joint inspection by the US Public Company Accounting Oversight Board (PCAOB) and the UK Financial Reporting Council (FRC) Audit Quality Review (AQR) team of KPMG’s audit of Barclays’ 2021 financial statements (including the impact of the discovery of the Over-issuance of Securities). The outcome of those inspections are set out on page 88 of this report. Committee effectiveness The 2022 Committee effectiveness review was facilitated internally in accordance with the Code. This internal review involved completion of a tailored questionnaire by Committee members and standing attendees, in line with the approach adopted for all Board Committees in 2022. The review is an important part of the way Barclays monitors and improves Committee performance and effectiveness, maximising strengths and highlighting areas for further development. The results of the review confirm the Committee is operating effectively. It is considered well constituted, providing an effective and appropriate level of challenge and oversight of the areas within its remit. The review noted that the Committee was considered to have the right level of skills and experience, including recent and relevant financial experience. Feedback indicates that the Committee is considered to operate at the right level of debate, whilst acknowledging the technical and detailed nature of the Committee’s discussions at times, which is reflective of the nature of the matters within the Committee’s broad remit. The review noted that the Committee’s interaction with the Board, Board Committees and senior management is considered effective, noting that sufficient time is allocated at Board meetings for the Chair to report to the Board on the work of the Committee. Feedback indicated that concurrent meetings of the BPLC and BBPLC Board Audit Committee continue to be effective, with coverage of BBPLC matters within concurrent meetings considered adequate. Interaction with BBUKPLC Board Audit Committee was also considered effective, confirming that the Committee continues to exercise sufficient oversight of issues relevant to the Committee’s remit relating to BBUKPLC. Changes to Committee composition On 1 March 2022, we welcomed Robert Berry to the Committee and have benefited from his expertise and perspectives, including through his cross- membership as Chair of the Board Risk Committee. Strategy Climate and sustainability Risk review Financial review Financial statements Shareholder information Barclays PLC 2022 Annual Report on Form 20-F 82Governance Directors’ report: Board Audit Committee report (continued)

Marc Moses recently joined the Committee on taking up his appointment as a Non-Executive Director of the Board on 23 January 2023. Marc brings a strong technical finance background with a deep knowledge of banking and financial services. Looking ahead In 2023, it is anticipated that a key focus of the Committee will remain activities to enhance and strengthen the internal control environment and overseeing management in closing out the more significant remediation programmes. The Committee welcomes management's proposals to enhance the 2023 Risk and Control Self-Assessment (RCSA) process in view of lessons learnt from 2022 and see this as a further step towards strengthening the internal control environment. In respect of financial reporting, the Committee’s focus will be on the ECL charge, impairment levels and provisions to ensure they continue to reflect appropriately the macroeconomic conditions. The Committee will also be considering the impact of the UK audit reforms and any steps that may need to be undertaken in preparation for the introduction of new legislation and regulation implementing the changes. I will be stepping down from the Board with effect from the conclusion of the 2023 AGM, and ahead of that, on 1 April 2023, Julia Wilson will, subject to regulatory approval, succeed me as Chair of this Committee and also as the Group Whistleblowers' Champion. Julia has served as a member of the Committee since her appointment to the Board on 1 April 2021, and has significant corporate finance, tax and accounting experience including, amongst her other senior executive and non-executive roles, serving as Chair of the board audit committee at Legal & General Group PLC. Ahead of my stepping down from the Board, I will be working closely with Julia to ensure a smooth transition of my Chair role to her and I am confident that she will make an excellent Chair of the Committee. Finally, I would like to formally record my thanks to my fellow Committee members, members of senior management, BIA and our external auditors for their support during my tenure as Committee Chair. Mike Ashley Chair, Board Audit Committee 14 February 2023 Committee composition and meetings The Committee is composed solely of independent Non-Executive Directors. Membership of the Committee is designed to provide the breadth of financial expertise and commercial acumen that the Committee needs to fulfil its responsibilities. Its members as a whole have recent and relevant experience of the banking and financial services sector, in addition to general management and commercial experience; and are financially literate. Mike Ashley, the Committee Chair, who is the designated financial expert on the Committee for the purposes of SOx, is a former audit partner who, during his executive career, acted as lead engagement partner on the audits of a number of large financial services groups. + Read more about the experience of the current Committee members in their biographies on pages 55 to 58. During 2022, the Committee met 14 times including four ad hoc meetings (2021: 11 times, including one ad hoc meeting) and the chart on page 81 shows how the Committee allocated its time. Attendance by members at Committee meetings is also shown on page 81. Committee meetings were attended by representatives from management, including the Group Chief Executive, Group Finance Director, Group Chief Internal Auditor, Group Chief Controls Officer, Group Chief Risk Officer, Group Chief Operating Officer, Group General Counsel and Group Chief Compliance Officer, as well as representatives from the businesses and other functions, and from BBPLC senior management reflecting the partially consolidated operation of the BPLC and BBPLC Committee meetings. The lead audit engagement partner of KPMG also attended Committee meetings. The Board, together with the Committee, is responsible for ensuring the independence and effectiveness of the internal audit function and external auditors. For this reason, the Committee held a number of separate private sessions with each of the Group Chief Internal Auditor and the lead KPMG audit engagement partner during 2022, without management present. The appointment and removal of the Group Chief Internal Auditor is a matter reserved to the Committee, and the appointment and removal of the external auditor is a matter reserved to the Board based on the recommendation of the Committee. Neither task is delegated to management. Role of the Committee The role of the Committee is to review and monitor, among other things: • the integrity of the Group’s financial statements and related announcements • the effectiveness of the Group’s internal controls • the independence and effectiveness of the internal and external audit processes • the Group’s relationship with the external auditor • the effectiveness of the Group’s whistleblowing procedures. The Committee’s Terms of Reference are available at home.barclays/who- we-are/our-governance/board- committees. Strategy Climate and sustainability Risk review Financial review Financial statements Shareholder information Barclays PLC 2022 Annual Report on Form 20-F 83Governance Directors’ report: Board Audit Committee report (continued)

Primary activities The Committee discharged its responsibilities in 2022 through monitoring the effectiveness of the internal control environment, and internal and external audit processes, as well as the integrity of financial statements and related announcements having regard to the current macroeconomic environment. Fair, balanced and understandable reporting (including Country- by- Country Reporting and Modern Slavery Statement) In light of the Board’s obligation under the Code, the Committee assesses external reporting to ensure it is fair, balanced and understandable. In addition to this Annual Report and associated year-end reports, the Committee also reviewed the Group’s half-year and quarterly reports and the presentations to analysts. The Committee informed these reviews through: • consideration of reports of the Disclosure Committee, which included views on content, accuracy and tone • direct questioning of management, including the Group Chief Executive and Group Finance Director, on the transparency and accuracy of disclosures • consideration of management’s response to letters issued by the FRC and other industry reporting guidance • evaluation of the output of the Group’s internal control assessments and SOx s404 internal control process • consideration of the results of management’s processes relating to financial reporting matters and evidencing the representations provided to the external auditors. In light of a deteriorating macroeconomic environment, including the increased cost of living, and rising base rates and inflation, the Committee closely considered the Group's disclosures, including in particular management’s approach to ECL and impairment charges. The Committee scrutinised the disclosures regarding the Over-issuance of Securities, and the impact of the Over-issuance of Securities and the related rescission offer on the financial statements. The Committee recommended to the Board for approval the restated BPLC financial statements for the year ended 31 December 2021, as filed with the SEC on 23 May 2022 in an amended annual report on Form 20-F. The Committee further recommended to the Board that it did not believe that it was necessary or appropriate to revise the 2021 UK financial statements to reflect the impact of the Over-issuance of Securities. Instead, the prior year comparatives have been restated in BPLC's 2022 UK Annual Report and Accounts to reflect the impact of the Over-issuance of Securities. Having evaluated all of the available information, the assurances by management and underlying processes used to prepare the published financial information, the Committee concluded and recommended to the Board that the 2022 Annual Report and Accounts are fair, balanced and understandable. Distributions and return of capital to shareholders The Committee assesses the distributable reserves position. The Committee considered management’s proposals for distributions (dividends and share buy-backs) for the full year ended 31 December 2021 and for the half year ended 30 June 2022. Having regard to the distributable reserves available to the Company, the Committee reviewed and reported to the Board on proposals for (1) a dividend for the financial year ended 31 December 2021 of 4.0p per share along with a share buy-back of up to £1bn; and (2) a dividend for the half year ended 30 June 2022 of 2.25p per share, along with a share buy-back of up to £500m. In early 2023, the Committee reviewed and reported to the Board on the proposals for the full year dividend for the year ended 31 December 2022 along with a proposed share buy-back. Going concern and long-term viability Barclays is required to assess whether it is appropriate to prepare the financial statements on a going concern basis. In accordance with the Code, Barclays must provide a statement of its viability. The Committee considered both the going concern assumption and the form and content of the Viability Statement taking into account: • the MTP and Working Capital Report • the forecast capital, liquidity and funding profiles • the results of stress tests based on internal and regulatory assumptions • current risk and strategy disclosures. The Committee recommended to the Board that the financial statements should be prepared on a going concern basis and that there were no material uncertainties that would impact the going concern statement which required disclosure. The Committee recommended the Viability Statement to the Board for approval. Areas of focus Matters addressed Role of Committee Conclusion/action taken Strategy Climate and sustainability Risk review Financial review Financial statements Shareholder information Barclays PLC 2022 Annual Report on Form 20-F 84Governance Directors’ report: Board Audit Committee report (continued)

Conduct provisions (refer to Note 24 to the financial statements) Barclays makes certain assumptions and estimates, analysis of which underpins provisions made for the costs of customer redress. With a view to evaluating the adequacy of the provisions, the Committee analysed the judgements and estimates made with regards to Barclays' provisioning for legacy conduct issues. The Committee scrutinised management’s approach to conduct provisions throughout the year and was satisfied that management's judgement and approach resulted in an adequate and appropriate level of provision in relation to the various conduct matters. Impairment of financial instruments (refer to Note 8 to the financial statements) ECLs are modelled using a range of forecast economic scenarios. They use forward-looking models which require judgements to be made over modelling assumptions, including: • the determination of macroeconomic scenarios to be used • the methodology for weighting of scenarios • the criteria used to determine significant deterioration in credit quality • the application of management adjustments to the ECL modelled output. As part of its monitoring, the Committee considered a number of reports from management on: • the impact of the uncertain macroeconomic environment, delinquency levels in the loan portfolios and impact of rising interest rates and inflation • model changes and model validation • refresh of the macroeconomic variables and associated weighting • adjustments made to the modelled output to reflect updated data and known model deficiencies • comparisons between actual experience and forecast losses. The Committee reviewed, and was comfortable with, the judgement exercised by management in determining post- model adjustments, in particular in view of slowing GDP and rising unemployment. Having considered and scrutinised the reports, the Committee agreed with management’s conclusion that the impairment provision was appropriate. Impairments of Goodwill and Intangibles (refer to Note 22 to the financial statements) The carrying value of goodwill and intangible assets is assessed on the basis of discounted forecast future earnings. Given the significant component of earnings attributable to net interest income, such forecasts are particularly sensitive to the level of long-term interest rates and assumed levels of future lending. The period over which intangible assets are amortised appropriately reflects the useful economic life. The Committee reviewed the Group's goodwill balances and intangibles to identify any indicators of impairment. The Committee was satisfied with management's determination that no indicators of impairment had been identified. The Committee reviewed the disclosures made to ensure that the key sensitivities and the potential impacts were appropriately highlighted. Legal, competition and regulatory provisions (refer to Notes 24 and 26 to the financial statements) Barclays is engaged in various legal, competition and regulatory matters which may give rise to provisioning based on the facts. The level of provisioning is subject to management judgement on the basis of legal advice and is, therefore, an area of focus for the Committee. The Committee evaluated advice on the status of current legal, competition and regulatory matters. It considered management’s judgements on the level of provision to be taken and accompanying disclosures. The Committee discussed provisions and utilisation and, having reviewed the information available to determine what was both probable and could be reliably estimated, the Committee agreed that the level of provision at the year end was appropriate. The Committee reviewed the disclosures made in respect of legal, competition and regulatory matters and concluded that they provided appropriate information for investors. Valuations (refer to Notes 13 to 17 to the financial statements) Barclays exercises judgement in the valuation and disclosure of financial instruments, derivative assets and certain portfolios, particularly where quoted market prices are not available. The Committee: • evaluated reports outlining the Group's material valuation judgements • received reports of the Valuation Committee. The Committee scrutinised management's approach to valuation, including in particular the Principal Investments and Leverage Finance portfolios. The Committee was satisfied with the accounting treatment in respect of the various matters. The Committee reviewed the disclosures made to ensure that the Level 3 sensitivities and the potential impacts were appropriately highlighted. Areas of focus Matters addressed Role of Committee Conclusion/action taken Strategy Climate and sustainability Risk review Financial review Financial statements Shareholder information Barclays PLC 2022 Annual Report on Form 20-F 85Governance Directors’ report: Board Audit Committee report (continued)

Tax (refer to Note 9 to the financial statements) Barclays is subject to taxation in a number of jurisdictions globally and makes judgements with regard to provisioning for tax at risk and to the recognition and measurement of deferred tax assets. The Committee is responsible for considering the Group's tax strategy and overseeing compliance with the Group's Tax Principles. To support this, the Committee received reports from the Global Head of Tax. The Committee considered the impact of: • announcements made by the UK government in relation to the future rate of corporation tax • the OECD’s proposal to introduce a global minimum tax • the tax treatment of the Group’s holding of index-linked gilts. The Committee reviewed the appropriateness of provisions made for uncertain tax positions. The Committee also reviewed the Group's tax risks and its interactions with tax authorities. The Committee was satisfied that specific strategies were in line with the Group's Tax Principles and on behalf of the Board approved the UK Tax Strategy statement published in the Country Snapshot report and recommended the Country Snapshot to the Board for approval. Internal controls and business control environment (read more about Barclays' internal control and risk management processes on page 99) The effectiveness of the overall control environment, including the status of any significant control issues and the progress of specific remediation plans. The Committee: • considered regulatory views expressed on the Group’s internal control environment and management’s response • evaluated and tracked the status of the more significant control matters through regular reports from the Chief Controls Officer, including updates on the impact of hybrid working and cyber risks on the control environment • monitored the remediation of internal control over financial reporting in relation to the identification and monitoring of issuance limits, following the Over- issuance of Securities • discussed reports relating to individual Group entities, businesses and functions on the control aspects of key matters such as financial crime, the use of personal devices for business communications and trading controls • received an annual update on data protection • received independent evaluations from BIA and external auditors • monitored Client Assets Sourcebook (CASS) updates and compliance with CASS. In 2022, the Committee: • scrutinised the pathway to 'Return to Satisfactory' in respect of internal controls (operated by the various functions and businesses) that were not already rated 'Satisfactory' and satisfied themselves that management’s plan, once implemented, should achieve the objective • considered management’s progress in remediating internal control over financial reporting following the Over- issuance of Securities and SOx testing in relation to the same, and agreed with management’s conclusion that it was remediated as at 31 December 2022 • monitored the progress of other significant remediation programmes, challenging management to take a forward looking view to create sustainable outcomes • commenced oversight of an internal programme aimed at considering the more material remediation activities on a holistic basis in order to embed controls to achieve a consistently excellent operating environment. In early 2023, the Committee considered management’s proposals for evolving the RCSA process in 2023 taking into account lessons learned from the Over-issuance of Securities, and agreed with the aim to improve the identification of the low probability / high impact events and the associated controls. Raising concerns The adequacy of the Group’s arrangements to allow colleagues to raise concerns in confidence and anonymously without fear of retaliation, and the outcomes of any substantiated cases. The Committee received reports from management and monitored whistleblowing metrics and retaliation reports, including consideration as to potential whistleblowing trends which might emerge. The Committee received detailed semi- annual reports on whistleblowing from management. The Committee approved proposals by management to enhance certain elements of the Group-wide whistleblowing process following an external benchmarking exercise. Areas of focus Matters addressed Role of Committee Conclusion/action taken Strategy Climate and sustainability Risk review Financial review Financial statements Shareholder information Barclays PLC 2022 Annual Report on Form 20-F 86Governance Directors’ report: Board Audit Committee report (continued)

Internal audit The performance of BIA and delivery of the internal audit plan, including scope of work performed, the level of resources, and the methodology and coverage of the internal audit plan. During the year, the Committee: • scrutinised and agreed internal audit plans, methodology and deliverables for 2022 • reviewed BIA's audit reports in relation to specific audits, key areas of focus and themes • tracked the levels of adverse audits and issues raised by BIA and monitored related remediation plans • received regular updates on resourcing and results of colleague engagement surveys for BIA • discussed BIA's assessment of the management control approach and control environment in the Group companies and functions • continued to monitor BIA's implementation of its three-year internal audit strategy ending December 2022. The Committee reviewed BIA's audit results and performance reports, and quality assurance reports. The Committee also reviewed and approved the annual review of BIA's Audit Charter. At the end of the year, the Committee approved the 2023 Audit Plan, detailing the number of audits to be undertaken in 2023 and the focus areas. The Committee reviewed the results of the external quality assurance exercise carried out in respect of BIA and conducted an evaluation of BIA for 2022, the results of which are summarised in the Chair’s letter on page 82. External audit The work and performance of KPMG. The Committee: • met with key members of the KPMG audit team to discuss the 2022 Audit Plan and KPMG’s areas of focus • assessed regular reports from KPMG on the progress of the 2022 audit and any material accounting and control issues identified • discussed KPMG’s feedback on Barclays’ critical accounting estimates and judgements • discussed KPMG’s draft report on certain control areas and the control environment ahead of the 2022 year end • received reports on the progress of the PCAOB and AQR joint inspection of KPMG's audit of Barclays' 2021 financial statements. The Committee approved the 2022 Audit Plan and the main areas of focus for the year. The Committee received and considered reports from KPMG on the results of their 2021 CASS audits and management's responses thereto. The Committee considered the results of the PRA Written Auditor Reporting for 2022 and the PRA's feedback thereon, and has also reviewed management's response to the matters raised. Read more about the PCAOB and AQR inspection results and the Committee’s role in assessing the performance, effectiveness and independence of the external auditor on the next page. Areas of focus Matters addressed Role of Committee Conclusion/action taken Strategy Climate and sustainability Risk review Financial review Financial statements Shareholder information Barclays PLC 2022 Annual Report on Form 20-F 87Governance Directors’ report: Board Audit Committee report (continued)

External auditor Following an external audit tender in 2015, KPMG was appointed as Barclays’ statutory auditor with effect from the 2017 financial year. Stuart Crisp of KPMG is Barclays’ lead audit engagement partner and was appointed to this role with effect for the 2022 financial year following the retirement of the previous lead audit engagement partner, Michelle Hinchliffe. Assessing external auditor effectiveness, objectivity and independence and non-audit services The Committee is responsible for assessing the effectiveness, objectivity and independence of the Group’s auditor, KPMG. This responsibility was discharged by the Committee throughout the year at formal meetings, during private meetings with KPMG and through discussions with key Group executives. In addition to the matters noted above, the Committee also: • approved the terms of the audit engagement letter and associated fees, on behalf of the Board • discussed the Group Policy on the Provision of Services by the Group Statutory Auditor (the Policy) and reviewed regular reports from management on the non-audit services provided by KPMG to Barclays • evaluated and recommended to the Board for approval revisions to the Group Policy on Engagement of Employees and Workers of the Statutory Auditor and ensured compliance with this by regularly assessing reports from management detailing any appointments made • received reports on KPMG’s assessment of the financial impact of the Over-issuance of Securities on both the Group's UK and US financial statements • was briefed by KPMG on critical accounting judgements and estimates and internal controls over financial reporting • met with senior members of the KPMG Barclays team both from the UK and US to discuss the approach to the 2022 audit • assessed any potential threats to independence that were self-identified and reported by KPMG, all of which were regarded by the Committee as being adequately addressed. KPMG’s audit of Barclays' 2021 financial statements was subject to inspection by the AQR team from the FRC and the US PCAOB. The AQR inspection covered three key audit matters (impairment allowances on loans and advances, valuation of financial instruments held at fair value and IT user access management) as well as four other areas of audit focus (general IT controls and automated IT controls, settlement and clearing and the overall payments process, existence and accuracy of unconfirmed OTC bilateral derivatives and cash and cash equivalents). The AQR also inspected the work carried out by KPMG in assessing the restatement that was reported in the Group's first quarter’s results, arising from the impact of the Over-issuance of Securities. The final report from the AQR was received last week and the Committee was pleased to note that there were no significant findings and that the AQR called out examples of best practice in KPMG’s work on IT automated controls, on the partial model rebuild and evaluation of reasonable ranges for expected credit losses, on valuation models and on their climate risk assessment including their reporting thereon in the audit report. There were a number of areas included for improvement, which the Committee will be discussing with KPMG following a meeting to be arranged between the current and incoming Chair of the Committee with the AQR. The Committee noted however that KPMG’s proposed actions did not envisage significant additional work, but clearly recognised the need to better articulate the rationale for and evidence of the audit work carried out in the relevant areas. The PCAOB’s inspection also covered the impairment allowances on loans and advances and the valuation of financial instruments held at fair value both as regards the valuations themselves and the presentation and disclosure thereof. In addition, the PCAOB inspected the work carried out by KPMG on their revised audit report on the restated financial statements included in the amended 2021 20-F, which incorporated the impact of the Over-issuance of Securities. KPMG have not yet received a report from the PCAOB, but have informed us that the PCAOB verbally communicated to them that they had no formal comments on the work supporting their audit opinion. KPMG did inform us that the PCAOB had provided them with one comment as regards required communications with the Committee in respect of the inadvertent omission of two overseas KPMG member firms who provided some limited assistance on the audit and a reference to three other KPMG member firms in a specific country which did not specify their legal names. The Group undertakes an annual formal assessment of KPMG’s performance, independence and objectivity. This assessment was conducted in early 2023, by way of a questionnaire completed by key stakeholders across the Group, including the chairs of the Board Audit Committees of the Group’s main operating companies (BBUKPLC, Barclays US LLC and Barclays Europe). The questionnaire was designed to evaluate KPMG’s audit process and addressed matters such as the quality of planning and communication, technical knowledge, the level of scrutiny and challenge applied and KPMG’s understanding of the business. In line with the approach taken in previous years, in 2022 KPMG also nominated a senior partner of the audit team to have specific responsibility for ensuring audit quality. The Committee met with the partner concerned on a number of occasions, without the lead audit engagement partner present, to receive a report on his assessment of audit quality. Taking into account the result of all of the above, the Committee considered that KPMG maintained its independence and objectivity and that the audit process was effective. Non-audit services In order to safeguard the auditor’s independence and objectivity, Barclays has in place the Policy setting out the circumstances in which the auditor may be engaged to provide services other than those covered by the Group audit. The Policy applies to all Barclays’ subsidiaries and other material entities over which Barclays has significant influence. The core principle of the Policy is that non-audit services (other than those legally required to be carried out by the Group’s auditor) should be performed by the auditor only in certain controlled circumstances. The Policy sets out those types of services that are permitted (Permitted services). A summary of the Policy can be found at home.barclays/who-we-are/our- governance/auditor-independence/. The Policy is reviewed on an annual basis to ensure that it is fit for purpose and that it reflects applicable rules and guidelines. The Policy is aligned with both the FRC’s requirements and KPMG’s own internal policy on non-audit services for FTSE 350 companies, which broadly restricts non- audit work to services that are ‘closely related’ to the audit. During 2022, the Committee reviewed and approved the Policy in its current form on Strategy Climate and sustainability Risk review Financial review Financial statements Shareholder information Barclays PLC 2022 Annual Report on Form 20-F 88Governance Directors’ report: Board Audit Committee report (continued)

the basis it continued to reflect current applicable rules and guidelines and met the needs of the business. Any changes to the Policy are required to be approved at a Group level by the Committee. This is in accordance with laws applicable in the UK and FRC guidance, pursuant to which audit committees of Public Interest Entities (such as Barclays) are required to approve non-audit services provided by their auditors to such entities; and subsidiary Public Interest Entities in the UK – such as BBUKPLC and BBPLC – can rely on the approval of non-audit services by the ultimate parent’s Board Audit Committee. Pursuant to the Policy, audit services and the fee cap are monitored by the relevant Board Audit Committee, as appropriate. Under the Policy, except for specific categories of permitted services that require explicit Committee approval, the Committee has pre-approved all Permitted services for which fees are less than £100,000. However, all proposed work, regardless of the amount of the fees, must be sponsored by a senior executive and recorded on a centralised online system, with a detailed explanation of the clear commercial benefit arising from engaging the auditor over other potential service providers. The lead audit engagement partner must also confirm that the engagement has been approved in accordance with the auditor’s own internal ethical standards and does not pose any threat to the auditor’s independence or objectivity. All requests to engage the auditor are assessed by senior management, who are not involved in any work to which the proposed engagement relates, before work can commence. Requests for Permitted service types in respect of which the fees are expected to meet or exceed the above threshold but expected to be less than £250,000 must be approved by the Chair of the Committee (or an appropriate alternate) before work is permitted to begin. Services where the fees are expected to be £250,000 or higher must be approved by the Committee as a whole. All expenses and disbursements must be included in the fees calculation. During 2022, all engagements for which expected fees met or exceeded the above thresholds were evaluated by either the Committee Chair or the Committee members as a whole, who, before confirming any approval, assured themselves that there was justifiable reason for engaging the auditor and that its independence and objectivity would not be threatened. No requests to use KPMG were declined by the Committee in 2022 (2021: none). On a quarterly basis, the Committee scrutinised details of individually approved and pre-approved services undertaken by KPMG in order to satisfy itself that they posed no risk to independence, either in isolation or on an aggregated basis. For the purposes of the Policy, the Committee has determined that any service of a value of under £50,000 is to be regarded as trivial in terms of its impact on Barclays' financial statements and has required the Group Financial Controller to specifically review and confirm to the Committee that any service with a value of between £50,000 and £100,000 may also be regarded as such. Accordingly, any service with a value of less than £100,000 is treated as a pre-approved service, subject to satisfactory review and certain exceptions. The Committee undertook a review of pre-approved services at its meeting in December 2022. KPMG have however recently advised the Committee that a KPMG member firm has provided services prohibited under the UK ethical standards in connection with the preparation of local statutory accounts of a small overseas subsidiary not in scope for the group audit. KPMG has assured the Committee, having made appropriate enquiries of their member firms providing services to the Group, this is an isolated instance. In these circumstances the Committee agrees with KPMG’s assessment that this has not impaired their integrity or objectivity. The Committee have also asked management to reinforce the necessity for requests for non-audit services to clearly distinguish the different elements of the service to be provided to ensure they are all permitted. The Committee will also consider if any revisions of the Policy are required to make it clearer in this respect. The fees payable to KPMG for the year ended 31 December 2022 amounted to £71m (2021: £62m), of which £13m (2021: £12m) was payable in respect of non-audit services. A breakdown of the fees payable to the auditor for statutory audit and non- audit work can be found in Note 40 of the financial statements. Of the £13m of non- audit services provided by KPMG during 2022, the significant categories of engagement, i.e. services where the fees amounted to more than £500,000, included: • audit-related services: services in connection with CASS audits • other services in connection with regulatory, compliance and internal control reports and specific audit procedures, required by law or regulation to be provided by the statutory auditor • other attestation and assurance services, such as ongoing attestation and assurance services for treasury and capital markets transactions to meet regulatory requirements, including regular reporting obligations and verification reports. The Statutory Audit Services for Large Companies Market Investigation (Mandatory Use of Competitive Tender Processes and Audit Committee Responsibilities) Order 2014 An external audit tender was conducted in 2015 and the decision was made to appoint KPMG as Barclays’ external auditor with effect from the 2017 financial year, with PwC resigning as the Group’s statutory auditor at the conclusion of the 2016 audit. Barclays is in compliance with the requirements of The Statutory Audit Services for Large Companies Market Investigation (Mandatory Use of Competitive Tender Processes and Audit Committee Responsibilities) Order 2014, which relates to the frequency and governance of tenders for the appointment of the external auditor and the setting of a policy on the provision of non-audit services. As explained in previous Committee reports, provided that KPMG continues to maintain its independence and objectivity, and the Committee remains satisfied with its performance, the Group has no intention of tendering for an alternative external auditor before the end of the current required period of 10 years. Accordingly, any tender would be in respect of the 2027 financial year onwards and is likely to take place in 2025. The Committee believes it would not be appropriate to tender before this date as it recognises that while it is important to ensure the audit firm remains objective and does not become overly familiar with management, there is an important balance to be struck with the investment of time required both from management and any completely new audit team for them to gain sufficient understanding of a large and complex organisation as Barclays to ensure a top quality audit. The Committee also observes that there has been significant turnover of the senior members of the audit team since 2017 and more recent changes of the Barclays senior finance team, both of which have reduced any potential familiarisation threat. Strategy Climate and sustainability Risk review Financial review Financial statements Shareholder information Barclays PLC 2022 Annual Report on Form 20-F 89Governance Directors’ report: Board Audit Committee report (continued)

Prudent oversight of the risks facing the Group Dynamic Risk management in the face of challenging geopolitical and macroeconomic conditions. Dear Fellow Shareholders Since I joined the Board and took on the role of Risk Committee Chair in early 2022, there have continued to be many opportunities and challenges that have required careful and considered risk management. As the threat of COVID-19 in our key operating regions receded in 2022, geopolitical risks have heightened with the Russian invasion of Ukraine and continued US/China political tensions. Macroeconomic risks have also increased as most major economies faced slowing growth against a backdrop of high inflation, energy market shocks and rising interest rates, resulting in increased affordability pressures for consumers. Another theme for Barclays throughout this year has been UK political uncertainty, with the ‘mini-budget’ in September causing market disruption, notably the sudden shifts in demand for UK gilts, closely followed by the appointment of another new Prime Minister and a further fiscal budget. Given the ongoing uncertain macroeconomic and geopolitical environment, as a Committee, we spent a significant amount of time during the year hearing directly from the business, alongside risk and compliance colleagues, about how they are managing the associated risks and what mitigating actions are being taken. The Committee remains watchful of the implications of these themes, as well as the longer term consequences of the UK’s withdrawal from the EU, possible political uncertainty in other key jurisdictions and the potential for disorderly market corrections and economic slowdowns across the globe. In addition to the geopolitical and macroeconomic climate, the Committee has continued to focus on the management of the Group’s non-financial risks, including operational risks, such as cyber-related vulnerabilities, conduct risks, including those related to the facilitation of financial crime, and the work undertaken to mitigate the risks associated with the Over-issuance of Securities. Board Risk Committee Robert Berry Chair, Board Risk Committee Committee membership and meeting attendance in 2022a Member Meetings attended/eligible to attend (including ad hoc meetings) Robert Berry1 11/11 Mike Ashley 12/12 Tim Breedon2 2/2 Mohamed A. El-Erian 9/12 Dawn Fitzpatrick 12/12 Brian Gilvary 11/12 Diane Schueneman 8/12 Julia Wilson3 5/5 Notes a There were nine scheduled meetings and three ad-hoc meetings of the Committee in 2022. Owing to prior commitments, Mohamed A. El-Erian was unable to attend one scheduled meeting and two ad-hoc meetings, Diane Schueneman was unable to attend three scheduled meetings and one ad-hoc meeting and Brian Gilvary was unable to attend one ad-hoc meeting. Committee membership in 2022 1 Appointed with effect from 1 March 2022. 2 Retired with effect from 28 February 2022. 3 Appointed with effect from 1 September 2022. Notes Committee allocation of timeb (%) 2022 2021 n Risk profile/appetite 36 46 n Key risk issues/monitoring 50 34 n Internal controls/risk policies 9 18 n Other 5 2 b Including ad hoc meetings. The Committee also devoted attention to assessing the full range of risks associated with implementing strategic opportunities, such as the digital transformation programme within Barclays UK, acquisitions and growth initiatives. The Committee continues to encourage management to be alert to areas of emerging risk, particularly in light of the rapidly evolving macroeconomic and geopolitical climate. Set out below are some of the key areas of the Committee's work in 2022, but you can read more about how the Committee discharged its duties in the table on pages 94 to 97. Risk appetite A key role of the Committee is to recommend to the Board an appropriate risk appetite for the Group. Risk appetite represents the amount of risk the Group is able to take to earn an appropriate return while meeting minimum internal and regulatory capital requirements in a severe but plausible stress environment. The Committee analyses Barclays’ performance in both its internally generated stress tests and those developed externally by such bodies as the Bank of England (BoE) and the FRB in the US and, following such analysis, may recommend adjustments to the Group’s overall risk profile. Strategy Climate and sustainability Risk review Financial review Financial statements Shareholder information Barclays PLC 2022 Annual Report on Form 20-F 90Governance Directors’ report: Board Risk Committee report

In 2022, the BoE returned to its annual cyclical scenario (ACS) stress testing (paused for two years during the pandemic), which assesses the UK banking system and its capital resilience to a severe but plausible shock. The Committee reviewed and approved the results of the ACS 2022, and approved its use, subject to certain adjustments, for the Group’s internal stress test (IST). The Committee received a briefing on the results of the IST and was satisfied that the Group would meet internal and regulatory requirements for capital and liquidity.&#9; Financial risk The Committee continued to monitor closely the rapidly changing macroeconomic environment, including the broad range of impacts stemming from the war in Ukraine, inflationary pressures and rising interest rates. The Committee discussed updates on the multi-faceted response required to the Russian invasion of Ukraine, including the Group’s response to rapidly imposed global sanctions and the management of the Group’s financial exposures to Russia- specific market, credit and liquidity risks. The Committee also oversaw action taken by management to assess and mitigate the financial risks associated with the Over-issuance of Securities. The Committee considered assessments of the potential impacts of heightened inflation and the evolving interest rate environment on consumer spending and affordability, with a view to ensuring the consumer and business banking portfolios were appropriately positioned for the emerging environment and to identify areas of stress where customers and clients might be facing financial pressures and the actions taken to support them. The Committee also continued to monitor the risks associated with the collection and recovery of loans provided under the government loan schemes during the pandemic. Throughout the year, the Committee received regular updates on Credit and Market risk within the Corporate and Investment Bank (CIB), with particular consideration given to the structured lending and finance and leveraged finance portfolios, including management’s actions to manage the size of these portfolios in light of the deterioration in market conditions. Treasury and Capital risks have been actively monitored by the Committee, including, in particular, the appetite for risk going into this higher-rate environment and the adequacy of liquidity levels to mitigate risks associated with a potential UK sovereign downgrade. The Committee reviewed and approved the Group’s Internal Capital Adequacy Assessment Process (ICAAP) and Internal Liquidity Adequacy Assessment Process (ILAAP) during the course of 2022, concluding that the Group was appropriately capitalised and had adequate liquidity resources, including allowing for the impact of the Over-issuance of Securities. Conduct risk The risk of poor outcomes or harm to customers, clients and markets arising from the delivery of Barclays’ products and services continued to be an area of ongoing focus for the Committee. The Committee considered the heightened inherent risk associated with the rapidly changing Russian sanctions regime and the impact on customers and clients of challenging market conditions. The introduction by the FCA of the new Consumer Duty in July 2023, aimed at setting higher and clearer standards of consumer protection across financial services and requiring firms to put customers’ needs first, will increase the regulatory focus on conduct issues and customer outcomes. Current cost of living pressures also re-enforce the need to remain focused on ensuring Barclays delivers good customer outcomes. The Committee received briefings on the Group’s plans for implementation of the Consumer Duty and will continue to receive updates as this work progresses Oversight of the management of financial crime risk was also a core focus of the Committee, reflecting the increase in the risks of money laundering, sanctions circumvention and organised crime taking advantage of economic pressure on companies and individuals. Operational risk Operational risk remained heightened in 2022, driven by an increase in risks associated with geopolitical instability and uncertain economic conditions, as well as changes to working practices following the COVID-19 pandemic. Against this backdrop, the Committee discussed updates on a multi-year effort to increase Barclays’ Operational Risk capabilities, and on management actions to enhance the security and resilience of the Group, including the risks associated with third party reliance, hybrid working and ransomware cyber-attack. The Committee oversaw the Group’s participation in the PRA’s cyber stress test and will continue to oversee related management actions and preparations for US legislative changes in the cyber sphere in 2023. The Committee also considered management of risks associated with new activities, including the onboarding of a significant new partnership business in the US Consumer Bank, the Barclays UK digital transformation programme and the announced acquisition of Kensington Mortgage Company; the Committee will continue to oversee execution risk relating to these as they progress. In addition, the Committee continues to oversee management’s review of the New and Amended Product Approval (NAPA) process, which is designed to ensure that any new activity and change implementation is appropriately controlled and supported. Climate risk Acknowledging the importance of this global issue, at the start of 2022, Climate risk became a Principal Risk within our ERMF and the Committee has overseen the continued development and embedment of Climate risk methodologies and capabilities. The Committee approved the Group’s Round 2 submission to the BoE's industry-wide Climate Biennial Exploratory Scenario (CBES) and received updates on the regulatory feedback received and follow- up actions to be taken by management, including that Climate risk is adequately considered as part of business planning activities across the Group. In particular, the Committee has discussed with senior management of both Barclays International and Barclays UK their respective climate strategies and plans for the embedment and delivery of those strategies within their businesses, in line with Barclays' ambition to become a net zero bank by 2050. Strategy Climate and sustainability Risk review Financial review Financial statements Shareholder information Barclays PLC 2022 Annual Report on Form 20-F 91Governance Directors’ report: Board Risk Committee report (continued)

The Committee will continue to oversee the evolution and delivery of each business’ climate strategy, including development of quantitative risk appetites across a range of metrics. Model risk Models are a core foundation upon which the majority of the Group’s internal assessment processes run and, as such, the Committee closely monitors the development of the Group’s approach to models and its regulators’ expectations in this regard. The Committee continued to oversee Model risk management, including the ongoing validation of the Group’s models and challenging the reliability of existing models in the changing economic climate. In 2022, a Model Strategy and Oversight function was established to steer the approach to model development throughout the Group. Committee effectiveness The 2022 Committee effectiveness review was facilitated internally in accordance with the Code. This internal review involved completion of a tailored questionnaire by Committee members and standing attendees, in line with the approach adopted for all Board Committees in 2022. The review is an important part of the way Barclays monitors and improves Committee performance and effectiveness, maximising strengths and highlighting areas for further development. The results of the review confirm the Committee is operating effectively. It is considered well constituted, providing an effective and appropriate level of challenge and oversight of the areas within its remit. The review acknowledged the Chair’s inclusive approach, with feedback noting strong levels of engagement across the Committee and members’ diverse and valuable range of expertise. The Committee has a broad remit and is considered to allocate time appropriately to cover matters effectively in meetings, with sufficient time for discussion and challenge. The review recognised that it might be beneficial to give further consideration to the cadence of meetings during the year. The review concluded that the Committee’s interaction with the Board, Board Committees and senior management is considered effective. Feedback indicated that concurrent meetings of the BPLC and BBPLC Board Risk Committee continue to be effective, with coverage of BBPLC matters within concurrent meetings considered adequate. Interaction with BBUKPLC Board Risk Committee was also considered effective, confirming that the Committee continues to exercise appropriate oversight of issues relevant to the Committee’s remit relating to BBUKPLC. Changes to Committee composition We welcomed Julia Wilson as a member of the Committee with effect from 1 September 2022. The Committee has benefited from Julia’s expertise and the insights she brings, particularly with her cross-Committee membership as a member (and, subject to regulatory approval, as Chair from 1 April 2023) of the Board Audit Committee. We also welcome Marc Moses who recently joined the Committee on taking up his appointment as a Non-Executive Director of the Board on 23 January 2023. You can find details of Julia's and Marc's skills and experience in their biographies on page 58. Looking ahead As we move into 2023, geopolitical risk remains heightened and macroeconomic conditions continue to be uncertain. With this in mind, the Committee will continue to work with management to position the Group prudently in response to the challenging risk environment, remaining watchful and ready to respond to any new areas of emerging risk. Robert Berry Chair, Board Risk Committee 14 February 2023 Strategy Climate and sustainability Risk review Financial review Financial statements Shareholder information Barclays PLC 2022 Annual Report on Form 20-F 92Governance Directors’ report: Board Risk Committee report (continued)

Committee oversight of the Risk function The Committee is responsible for ensuring the independence and effectiveness of the Risk function, whose primary role is the oversight and challenge of risk taking as the second line of defence. It accomplishes this by establishing the risk policies, limits, rules and constraints under which activities of the first line of defence shall be performed, consistent with the Group’s risk appetite and through monitoring the adherence of the first line of defence against these risk policies, limits and constraints. The Committee reviewed the Risk function’s own assessment of its risk capability and effectiveness in late 2022 which showed that the function continues to meet expectations in providing effective risk management and independent oversight. The report identified areas for enhancement, including continuing to enhance its Operational risk and Model risk capabilities, which the Committee will monitor into 2023. The Committee will oversee the work of the Risk function to upgrade and enhance its infrastructure, which will be pivotal to meeting regulatory expectations for the Market risk framework. During 2022, the Committee oversaw a change to the senior management of the Risk function with the appointment of a new Chief Risk Officer for BBPLC who took up the role in early 2023. Committee oversight of the Compliance function The Compliance function plays a key role in strengthening the culture of Barclays by providing oversight of the management of Conduct risk. Compliance oversees that Conduct risks are effectively identified, managed, monitored and escalated, and has a key role in helping Barclays achieve the right conduct outcomes and evolve a conduct-focused culture. The Committee maintains oversight of the Compliance function, and supports the independence of the function from the operational functions to ensure that Compliance has sufficient authority, stature, resources and access to the management body. The Committee monitored the delivery of, and approved updates to, the Compliance function's Annual Plan for 2022 and approved the Annual Plan for 2023. During 2022, a benchmarking review of the design effectiveness of the Compliance function was undertaken by an independent third party. The Committee received an update on the findings of that review, and was pleased to note the conclusion that the Compliance function was considered to have a well-structured design relative to firms of a similar size, complexity, business model and geographical position. The Committee will oversee management’s plans to implement and embed the enhancement opportunities identified by that review. Committee meetings During 2022, the Committee met 12 times (including three ad hoc meetings) and the attendance by members at these meetings is shown on page 90. As well as its members, Committee meetings were attended by representatives from management, including the Group Chief Executive, Group Chief Risk Officer, Group Finance Director, Group Chief Internal Auditor, Group Treasurer, Group Chief Compliance Officer and Group General Counsel, as well as representatives from the businesses and additional members from the Risk function. The Committee held a number of sessions with the Group Chief Risk Officer and the Group Chief Compliance Officer, which were not attended by other members of management. The lead audit engagement partner of KPMG also attended Committee meetings. Committee roles and responsibilities The Committee is responsible for reviewing, on behalf of the Board, management’s recommendations on the Principal Risks as set out in the ERMF (with the exception of Reputation risk, which is a matter reserved to the Board), and in particular: • reviewing, on behalf of the Board, the management of those Principal Risks in the ERMF • considering and recommending to the Board the Group’s risk appetite and tolerances for those Principal Risks • reviewing, on behalf of the Board, the Group’s risk profile for those Principal Risks • commissioning, receiving and considering reports on key risk issues • safeguarding the independence, and overseeing the performance, of Barclays’ Risk and Compliance functions. The Committee’s terms of reference are available at home.barclays/who- we-are/our-governance/board- committees/. Strategy Climate and sustainability Risk review Financial review Financial statements Shareholder information Barclays PLC 2022 Annual Report on Form 20-F 93Governance Directors’ report: Board Risk Committee report (continued)

Primary activities The Committee discharged its responsibilities in 2022 through reviewing and monitoring Group exposures in the context of the current and emerging risks facing the Group. The Committee seeks to promote a strong culture of disciplined risk management. Risk appetite and stress testing i.e. the level of risk the Group chooses to take in pursuit of its business objectives, including testing whether the Group’s financial position and risk profile provide sufficient resilience to withstand the impact of severe but plausible economic scenarios. The risk context to the MTP, the financial parameters and constraints and mandate and scale limits for specific business risk exposures; the Group’s internal stress testing exercises, including scenario selection and financial constraints, stress testing themes and the results and implications of stress tests, including those run by the BoE. • To advise the Board on the appropriate risk appetite and tolerance for the Principal Risks, including the proposed overall Group risk appetite and limits. • To discuss and agree stress loss and mandate and scale limits for Credit risk, Market risk, Operational risk and Treasury and Capital risk. • To consider and approve internal stress test themes, and consider the financial constraints and scenarios, for stress testing risk appetite for the MTP. • To evaluate the results of the BoE’s ACS stress test and the BoE’s Biennial Exploratory Scenario. • To consider the feedback from the FRB on Barclays US LLC’s Comprehensive Capital Analysis and Review (CCAR) following the submission of the CCAR stress test results. The Committee recommended the proposed risk appetite to the Board for approval in early 2022. The Committee also discussed and approved the mandate and scale as well as the stress loss limits for the Group during 2022. Subsequent changes were reviewed and approved during the course of the year. During 2022, stress test results were considered and approved by the Committee including: the 2021 reverse IST results and risk appetite for the MTP; the 2022 ACS stress test results; and the 2022 IST results. The Committee received updates on regulatory stress testing submissions to regulators, including an assessment of the models used and overlays applied. The updates covered both the quantitative and qualitative results of the submissions. The Committee reviewed feedback received from the BoE, including the BoE’s CBES 2021 Round 2 Results prior to submission to the PRA. Treasury and capital risk i.e. having sufficient capital and financial resources to meet the Group’s regulatory requirements and its obligations as they fall due, to maintain its credit rating, to support growth and strategic options. The trajectory to achieving required regulatory and internal targets and capital and leverage ratios. • To review, on a regular basis, capital performance against plan, tracking the capital trajectory, any challenges and opportunities and regulatory policy developments. • To assess, on a regular basis, liquidity performance against both internal and regulatory requirements. • To monitor capital and funding requirements. • To consider the ICAAP and ILAAP scenario review. The Committee reviewed capital and liquidity performance and the forecast capital and funding trajectory, including the actions identified by management to manage the Group's capital position, taking into account relevant macroeconomic factors. The Committee received a preliminary assessment of the ICAAP and the ILAAP in January 2022. Q&A sessions regarding the ICAAP and the ILAAP were held between management and Committee members. The Committee subsequently discussed and approved the Group's 2022 ICAAP and the Group's 2022 ILAAP prior to their submission to the PRA. Regulatory feedback on the ICAAP and ILAAP was noted throughout the year. As a result of the Over-issuance of Securities, the Committee considered the trigger for refresh of each of the ICAAP and ILAAP. The Committee then approved the results of the Group ICAAP refresh for submission to the PRA. The Committee recommended to the Board for approval the Group Recovery Plan, which forms a part of the Group’s capital and liquidity risk management framework. The Committee also discussed feedback received from the BoE and the PRA on the Group Resolvability Self- Assessment and approved, on behalf of the Board, the public disclosure required to be made in respect of the Group's resolvability arrangements. The Committee also considered the structural hedge programme and reviewed and discussed management’s hedging strategy proposals. Areas of focus Matters addressed Role of Committee Conclusion/action taken Strategy Climate and sustainability Risk review Financial review Financial statements Shareholder information Barclays PLC 2022 Annual Report on Form 20-F 94Governance Directors’ report: Board Risk Committee report (continued)

Risk profile i.e. the impact on the Group’s risk profile of geopolitical and macroeconomic developments and conditions The potential impact on the Group’s risk profile of geopolitical and macroeconomic developments. ▪ To consider trends in the economies of our key markets, in particular the UK and US. • To assess the geopolitical tensions across the globe. • To review exposures to emerging markets. • To establish and examine key risk themes in order to monitor the evolving risk environment in which Barclays operates, the response of management, and the changing risk profile of the Group. The Committee considered macroeconomic trends, including economic slowdown in most major economies, inflationary pressures, energy market disruption, rising interest rates, affordability pressures for consumers, and increased risk of disorderly market corrections. The Committee monitored the Group's exposures to geopolitical risks, including the Russian invasion of Ukraine, continued US/China political tensions and UK political uncertainty. The Committee also considered the risk management implications of initiatives in emerging markets. The Committee approved changes to key risk themes, including the global pandemic being a declining trend and a new overview on the subject of Challenges to the Global Order. Climate risk i.e. the impact on financial and operational risks arising from climate change The impact on financial and operational risks arising from climate change through physical risks and risks associated with transitioning to a lower-carbon economy, and connected risks arising as a result of second order impacts of these two drivers on portfolios. ▪ To consider and assess the impact of Climate risk on the Group’s activities. The Committee received regular updates on Climate risk including areas of elevated Climate risk and progress against sector targets in the form of a Climate Risk Dashboard. The Committee reviewed the conclusions of Round 2 of the CBES and approved the results and conclusions for submission to the PRA. The Committee received updates from businesses on their climate strategies, with a focus on ensuring Climate risk is appropriately considered in business planning activities. Credit risk and Market risk i.e. the potential for financial loss if customers, clients or counterparties fail to fully honour their obligations; or due to market movements Conditions in the UK housing market; levels of UK consumer indebtedness; unemployment levels in the US and UK; the performance of the UK and US cards businesses, including levels of impairment; and credit and market risk exposures within the CIB. ▪ To assess conditions in the UK property market and monitor signs of stress. • To monitor management’s tracking and responding to persistent rising levels of consumer indebtedness, particularly unsecured credit in both the UK and US. • To review leveraged finance portfolios in order to assess maintenance within risk appetite and manageable limits. • To review business development activities in the CIB. In the prevailing macroeconomic conditions, the Committee reviewed the UK housing market and affordability criteria and the risk of default on certain loan portfolios. The Committee discussed reports from management on consumer indebtedness, where stress was expected both in the UK and US, with trends including US consumer credit weakness. The Committee received regular updates on Credit and Market risk within the CIB, with a particular focus on the structured lending and finance and leveraged finance portfolios. The Committee considered updates on the Over- issuance of Securities, including the hedging arrangements designed to manage the risks of the rescission offer. Areas of focus Matters addressed Role of Committee Conclusion/action taken Strategy Climate and sustainability Risk review Financial review Financial statements Shareholder information Barclays PLC 2022 Annual Report on Form 20-F 95Governance Directors’ report: Board Risk Committee report (continued)

Operational risk and operational resilience i.e. the risk of loss arising from inadequate or failed processes and systems, human factors or due to external events The Group’s operational risk capital requirements and any material changes to the Group’s operational risk profile and performance of specific operational risks against agreed risk appetite. • To track operational risk key indicators. • To consider specific areas of operational risks, including fraud, conduct risk, cyber risk, execution risk, technology and data, including the controls that had been put in place for managing and avoiding such risks. • To review Barclays’ approach to scenario analyses as a risk management tool. • To consider the operational resilience tolerance statement and review status against it. The Committee approved and recommended to the Board the 2022 Operational Risk Appetite Statement. The Committee received regular reporting on key operational risk indicators and was briefed by management on a number of operational risks topics, including those relating to third party risk management, hybrid working, fraud, erroneous payments, cybersecurity and the use of cloud platforms and the risk associated with new business activities. The Committee continued to monitor the review of the processes for new and amended product approvals within the Group. The Committee also considered operational resilience, including approving a new operational resilience tolerance statement. The Committee received updates on cyber resilience and reviewed the results of, and recommended the outcome of, the PRA cyber stress test to the Board for its approval. The Committee also considered the analysis of a severe and prolonged ransomware cyber-attack scenario and, consequently, the importance of the ongoing Operational resilience work. Model risk i.e. the potential for adverse consequences from decisions based on incorrect or misused model outputs and reports Model risk governance. ▪ To evaluate the appropriateness of the Model risk management framework and monitor progress on the implementation of an enhanced modelling framework, including receiving updates on findings in relation to specific modelling processes. The Committee reviewed and discussed regular updates on Model risk including the ongoing validation of the Group’s models and whether model assumptions needed to be updated given the rapidly changing economic climate. Through quarterly updates, the Committee monitored improvements to the Model risk management framework, including the introduction of a Model Strategy and Oversight function to steer the approach to model development across the Group. Conduct risk i.e. the risk of poor outcomes to customers, clients and markets, arising from the delivery of the Group's products and services Conduct robust reviews of any current and emerging risks arising from the delivery of Barclays' products and services. • To receive updates from management on Conduct risk and consider performance against key Conduct risk indicators and the status of initiatives in place to address those risks to further strengthen the culture of the business. • To review the effectiveness of the Conduct risk framework. • To review the Compliance function’s Annual Compliance Plan. During 2022, the Committee was provided with regular updates on Conduct risk, and assessments of potential risks to the Group following market events. The Committee also received updates on lessons learned reviews undertaken in response to industry developments and events, and continued to monitor ongoing remediation activities. The Committee considered the heightened risks associated with the rapidly changing Russian sanctions regime and the impact to clients and customers of challenging market conditions. The Committee also received regular updates on the management of the Group’s financial crime risk. The Committee received briefings on the Group’s implementation plans for the FCA’s new Consumer Duty and the conduct and risk culture within the Group. During the year, the Committee reviewed the Compliance function's effectiveness and performance of activities against its Compliance Plan for 2022, and towards year end approved the Annual Compliance Plan for 2023. Areas of focus Matters addressed Role of Committee Conclusion/action taken Strategy Climate and sustainability Risk review Financial review Financial statements Shareholder information Barclays PLC 2022 Annual Report on Form 20-F 96Governance Directors’ report: Board Risk Committee report (continued)

Legal risk Conduct robust reviews of any current and emerging legal risks faced by the Group. • To monitor the Group's legal risk profile, including considering potential material emerging legal risks. The Committee received regular updates on the Legal risk faced by the Group, including horizon scanning for key areas of emerging legal risk and Barclays' ability to manage these and other risk trends. Risk framework and governance The frameworks, policies and tools in place to support effective risk management and oversight. ▪ To track the progress of significant risk management projects, achieving compliance with the Basel Committee on Banking Supervision (BCBS239) risk data aggregation and risk reporting principles. • To assess risk management matters raised by Barclays’ regulators and the actions being taken by management to respond. • To review the design of the ERMF. The Committee discussed the annual refresh of the Principal Risk Frameworks as well as recommending the updated ERMF to the Board for approval. Updates included: (i) the addition of Climate risk as a Principal Risk; and (ii) the removal of Brexit as a standalone item in the risk factors. The Committee continued to oversee management's progress towards achieving full compliance with all aspects of BCBS239, receiving regular reports on levels of compliance and expected milestones. The Committee reviewed reports from management on guidance, letters and reviews received from regulators. The Committee examined management's responses to the matters raised and monitored remediation programmes. Remuneration The scope of any risk adjustments to be taken into account by the Board Remuneration Committee when making remuneration decisions for 2022. • To debate the Risk and Compliance function’s view of performance, making a recommendation to the Board Remuneration Committee on the financial and operational risk factors to be taken into account in remuneration decisions for 2022. The Committee considered reports of the Group Chief Risk Officer and the Group Chief Compliance Officer and considered the 2022 ex-ante risk adjustment methodology. Areas of focus Matters addressed Role of Committee Conclusion/action taken Strategy Climate and sustainability Risk review Financial review Financial statements Shareholder information Barclays PLC 2022 Annual Report on Form 20-F 97Governance Directors’ report: Board Risk Committee report (continued)

Reporting against the Code's principles and provisions As Barclays PLC is listed on the London Stock Exchange, the principles and provisions of the Code apply, a copy of which can be found at frc.org.uk. For the year ended 31 December 2022, and as at the date of this report, we are pleased to confirm that Barclays PLC has complied in full with the requirements of the Code. This section and our Board Governance Report sets out how we comply with the Code. By virtue of the information included in the Annual Report, we comply with the corporate governance statement requirements of the FCA’s Disclosure and Transparency Rules (DTRs). The information required to be disclosed pursuant to DTR 7.2.6 is located on pages 102 to 108. Information in relation to the Board Diversity Policy, as required to be disclosed pursuant to DTR 7.2.8A, can be found on pages 73 to 74. Barclays is permitted by NYSE rules to follow UK corporate governance practices instead of those applied in the US. Any significant variations must be explained in Barclays' Form 20-F filing, found at the Securities and Exchange Commission’s EDGAR database or on our website, home.barclays. Board Leadership and Company Purpose Our Board governance is designed to deliver an effective and entrepreneurial Board, which discharges its role effectively and efficiently. Details can be found on pages 61 to 65, including our Group-wide governance framework and the Board's responsibilities. Key Board Activities for 2022 are set out on pages 66 to 68. The Board is fully supportive of The Barclays Way, which sets out our Purpose, Values and Mindset, and is our Code of Conduct, providing a path for achieving a dynamic and positive culture in the Group. Refer to page 178 for further detail. Our Group Whistleblowing Standard enables colleagues to raise any matters of concern anonymously and is embedded into our business. Further information can be found on page 179. Throughout 2022, we engaged with our stakeholders through a variety of means. Division of Responsibility The majority of the Board comprises Independent Non-Executive Directors. The Chair and Company Secretary work in collaboration to ensure an effective and efficient Board, as further described in Our Governance Framework on page 65. The roles of Non-Executive and Executive Directors on the Board are defined within the Barclays Charter of Expectations, along with the behaviours and competencies for each role, as outlined on page 64. Directors are expected to commit sufficient time to ensure they can discharge their obligations to Barclays effectively, as detailed in our Board Nominations Committee report on page 76. The Board is responsible for setting the strategy for the Group. The day-to-day management of the Group is delegated from the Board to the Group Chief Executive who is supported by his ExCo, the composition of which is outlined on page 60. Remuneration The Remuneration report on pages 119 to 167 outlines the purpose and activities of the Board Remuneration Committee, the proposed remuneration policies for Executive and Non-Executive Directors, and for the wider workforce, as well as the Directors’ remuneration outcomes for 2022. The remuneration policies and procedures support the strategy and enable us to reward sustainable performance, which is a key element of our Remuneration Philosophy, in line with our Values, Mindset and risk expectations. All Executive Director and senior management remuneration policies are developed in accordance with the Group's formal and transparent procedures (ensuring that no Director is involved in deciding their own remuneration outcome) and are, where possible, aligned to wider workforce policies. Board Remuneration Committee members exercise independent judgement and discretion when determining remuneration outcomes, considering the company and individual performance, wider workforce and other relevant stakeholder considerations. Strategy Climate and sustainability Risk review Financial review Financial statements Shareholder information Barclays PLC 2022 Annual Report on Form 20-F 98Governance Directors’ report: How we comply

Composition, Succession and Evaluation Audit, Risk and Internal Control All Board and senior management appointments are viewed through a diversity lens and are based on merit and objective criteria, which focus on the skills and experience required for the Board's effectiveness and the delivery of the Group's strategy. Board appointments are made following a rigorous and transparent process facilitated by the Board Nominations Committee, with the aid of external search consultancy firms. A revised Board Diversity Policy was adopted on 15 December 2022. Refer to the Board Nominations Committee Report on pages 69 to 80 for further detail. Biographies for each member of the Board, including details of their relevant skills, experience and contribution to the Board are provided on pages 55 to 58. Each year, we carry out an effectiveness review to evaluate the performance of the Board, Board Committees and individual Directors. The review was conducted internally in 2022, as detailed in the Board Nominations Committee report on pages 78 to 80. The Board, together with the Board Audit Committee, is responsible for ensuring the integrity of this Annual Report and that the financial statements as a whole present a fair, balanced and understandable assessment of our performance, position and prospects. The Board, together with the Board Audit Committee, is responsible for ensuring the independence and effectiveness of the internal audit function and external auditors. You can read more about the Board Audit Committee and its work on pages 81 to 89. The Directors are responsible for ensuring that management maintains an effective system of risk management and internal control and for assessing its effectiveness. Such a system is designed to identify, evaluate and manage, rather than eliminate, the risk of failure to achieve business objectives and can only provide reasonable, and not absolute, assurance against material misstatement or loss. Processes are in place for identifying, evaluating and managing the Principal Risks facing the Group. A key component of The Barclays Guide is the ERMF. The purpose of the ERMF is to identify and set minimum requirements of the main risks to the strategic objectives of the Group. The Group is committed to operating within a strong system of internal control. The Barclays Guide contains the overarching framework setting out the approach of the Group to internal governance. Key controls are assessed on a regular basis for both design and operating effectiveness. Issues arising out of these assessments, where appropriate, are reported to the Board Audit Committee. The Board Audit Committee oversees the control environment (and remediation of related issues). The Board Audit Committee also reviews annually the risk management and internal control system. It has concluded that, save for the material weakness relating to the Over-issuance of Securities, throughout the year ended 31 December 2022 and to date, the Group has operated an effective system of internal control that provides reasonable assurance of financial and operational controls and compliance with laws and regulations. Whilst the control environment was determined to be effective, the Over- issuance of Securities underlined to the Board the need to continue to focus on embedding Barclays' Values and Mindset at all levels of the organisation to achieve operational and controls excellence. The Board has therefore supported the creation of a Group-wide programme, established by the Group Chief Executive. This programme will seek to identify issues and lessons learned across the Group's remediation initiatives to help ensure that Barclays is consistently excellent, in customer and client service, in operational capability and in financial performance, with all activities underpinned by a strong risk management culture. For further information in relation to controls over financial reporting, including the remediation of material weakness relating to the Over-issuance of Securities, please see pages 106 to 107. Strategy Climate and sustainability Risk review Financial review Financial statements Shareholder information Barclays PLC 2022 Annual Report on Form 20-F 99Governance Directors’ report: How we comply (continued)

To help shareholders understand the circumstances relating to the Over- issuance of Securities and remediation activity taken by Barclays to resolve this matter, we have set out below a series of questions and answers. Shareholders should refer to the underlying disclosures, including the Group’s results and stock exchange announcements, for more information about the matters discussed below. Where did the Over-issuance of Securities occur? The Group operates a structured products business in BBPLC, through which it issues structured notes and exchange traded notes to customers in the US and elsewhere. In order to issue securities of this nature in the US, BBPLC maintains a shelf registration statement with the US SEC. What securities were over- issued? In March 2022, management became aware that BBPLC had issued securities materially in excess of the amount registered under BBPLC's shelf registration statement on Form F-3, as declared effective by the SEC in August 2019 (2019 F-3). The amount registered should have operated as a limit on the amount of BBPLC’s issuances. Subsequently, management also became aware of issuances in excess of the amount registered under BBPLC's prior shelf registration statement (the Predecessor Shelf). Across both shelf registration statements, BBPLC issued a cumulative total of approximately $17.7 billion in securities in excess of the amounts it had registered with the SEC. Why did BBPLC’s US Shelf have limited capacity? In May 2017, Barclays Capital Inc. entered into a settlement with the SEC in connection with a matter arising out of its former Wealth and Investment Management business. As a result, at the time the 2019 F-3 was filed and the Predecessor Shelf was amended, BBPLC had become an ’ineligible issuer’ thereby ceasing to be a 'well known seasoned issuer' (or WKSI). This meant that BBPLC was not able to take advantage of SEC rules that allow WKSIs to file shelf registration statements to register unspecified amounts of securities (and then issue securities without limit), and was instead required to pre-register a fixed amount of securities under its shelf registration statements and only issue securities up to that amount. What was the legal significance of the Over-issuance of Securities? The securities issued in excess of the registered amounts were considered to be ‘unregistered securities’ for the purposes of US securities law and certain offers and sales of these securities were not made in compliance with the US Securities Act of 1933, which requires that offers and sales of securities be registered unless there is an exemption from registration. This gave rise to rights of rescission for certain purchasers of relevant securities under US securities laws, whereby such purchasers had a right to recover either, upon the tender of such security, the consideration paid for such security (together with interest but less the amount of any income received), or damages if the purchaser had sold the security at a loss. As a result, BBPLC elected to conduct a rescission offer, as approved by the Board, to eligible purchasers of relevant securities. The rescission offer was launched on 1 August 2022 and settled on 15 September 2022. Why did the Over-issuance of Securities happen and what were the findings of Barclays’ review? Barclays commissioned a review led by external counsel of the facts and circumstances relating to the Over- issuance of Securities and, among other matters, the control environment related to such issuances (the Review). The Review concluded that the Over-issuance of Securities occurred because Barclays did not put in place a mechanism to track issuances after BBPLC became subject to a limit on such issuances, as a result of losing WKSI status. Among the principal causes of the Over-issuance of Securities were, first, the failure to identify and escalate to senior executives the consequences of the loss of WKSI status and, secondly, a decentralised ownership structure for securities issuances. The Review further concluded that the occurrence of the Over-issuance of Securities was not the result of a general lack of attention to controls by Barclays, and that Barclays’ management has consistently emphasised the importance of maintaining effective controls. What was the Board’s response? The Board has worked to address the root cause and impacts of the Over-issuance of Securities, including through the Review, and deeply regrets its occurrence. The Over-issuance of Securities also underlined to the Board the need to continue to focus on embedding Barclays' Values and Mindset at all levels of the organisation to achieve operational and controls excellence. Further, the Board has supported the creation of a Group-wide programme, established by the Group Chief Executive. This programme will seek to identify issues and lessons learned across the Group's remediation initiatives to help ensure that Barclays is consistently excellent, in customer and client service, in operational capability and in financial performance, with all activities underpinned by a strong risk management culture. What actions has the Board taken in response to the Over-issuance of Securities? The Board spent significant time throughout 2022 in both scheduled and ad hoc meetings considering the impacts of the Over-issuance of Securities and the Group’s response to it, including through the work of its Risk and Audit Committees. This work has included the following: • the assessment of the financial impacts of the Over-issuance of Securities and the associated hedging arrangements undertaken to help manage the risks associated with the rescission offer and Barclays’ financial exposure • the review and approval of disclosures to the market regarding the Over- issuance of Securities • considering the findings of the Review and, among other matters, the control environment related to such issuance Strategy Climate and sustainability Risk review Financial review Financial statements Shareholder information Barclays PLC 2022 Annual Report on Form 20-F 100Governance Directors' report: Over-issuance of Securities – Shareholder Q&A

• oversight of discussions with the Group’s key regulators including the SEC, PRA, FCA and FRC • engagement with Barclays’ shareholders to discuss the Over-issuance of Securities and Barclays’ response to it; • consideration of the implications of the Over-issuance of Securities for BPLC’s financial statements, including the approval of the restatement of the financial statements included in the BPLC 2021 Annual Report on Form 20-F filed with the SEC, as well as the amendment of such report • noting the approval by BBPLC of the launch of the rescission offer; • oversight of the settlement with the SEC in relation to the Over-issuance of Securities • oversight of the remediation of the material weakness in internal control over financial reporting which led to the Over-issuance of Securities, as well as the work required to address the specific requirements of the SEC set out in its order of 29 September 2022. What were the main financial consequences of the Over- issuance of Securities? In addition to a £0.2bn net attributable loss referable to the year ended 31 December 2021, Barclays has recognised a net attributable loss of £0.6bn in the year ended 31 December 2022 in relation to the Over-issuance of Securities, materially in line with the anticipated financial impact disclosed in BPLC’s and BBPLC’s H1 2022 results announcements. These amounts represent the net attributable loss to Barclays in connection with the Over- issuance of Securities, taking into account the costs of the rescission offer, the hedging arrangements entered into to manage the risks associated with the rescission offer and the $200m (£165m1) penalty paid following the resolution of the SEC’s investigation into the Over-issuance of Securities (see below for further detail). How has Barclays reflected the financial consequences of the Over-issuance of Securities in its financial statements? It was concluded that it was not necessary or appropriate, under UK company law and financial reporting standards, to revise the financial statements of BPLC or BBPLC for the year ended 31 December 2021 included in their respective 2021 UK Annual Report and Accounts to reflect the impact of the Over-issuance of Securities. Instead, each of BPLC and BBPLC has restated the prior period comparatives in the Group’s quarterly and half-year results in 2022, and in their respective 2022 UK Annual Report and Accounts, to reflect the impact of the Over-issuance of Securities. As a US foreign private issuer, each of BPLC and BBPLC is required to file with the SEC annual reports on Form 20-F, including financial statements. In May 2022, BPLC and BBPLC amended their respective annual reports on Form 20-F for the year ended 31 December 2021 to include restated financial statements for this period reflecting the impact of the Over-issuance of Securities. Such amended annual reports on Form 20-F also disclosed the existence of a material weakness in internal control over financial reporting (as defined in the applicable SEC rules) and management’s conclusions that BPLC’s and BBPLC’s internal control over financial reporting and disclosure controls and procedures were not effective as at 31 December 2021. The material weakness that had been identified related to a weakness in controls over the identification of external regulatory limits related to securities issuance and monitoring against these limits. What remediation activity has been taken to address the material weakness identified? Since the identification of this material weakness, the Group has strengthened the internal controls relating to the tracking of issuance programme limits through the implementation and strengthening of a series of controls across the Group, together with central governance. Accordingly, as at 31 December 2022, management concluded that the previously disclosed material weakness in internal control had been resolved. Please see pages 106 to 107 for details on how this material weakness was remediated. Has Barclays been the subject of any regulatory enforcement action in relation to the Over- issuance of Securities? In September 2022, the SEC issued an order announcing the resolution of its investigation of BPLC and BBPLC relating to the Over-issuance of Securities. Pursuant to the terms of the resolution, BPLC and BBPLC paid a combined penalty of $200m (£165m1) , without admitting or denying the SEC’s findings, and BBPLC agreed to undertakings requiring the adoption and implementation of certain enhancements to controls and governance with respect to its shelf registration statements filed with the SEC. The SEC found that BBPLC’s previously announced rescission offer satisfied its requirements for disgorgement and prejudgment interest. How has Barclays assessed the consequences for remuneration and for individuals? The Board Remuneration Committee has adjusted its remuneration decisions to reflect the Over-issuance of Securities, and in doing so has taken into consideration the financial impact, reputational impacts and how these events reflect on the Group’s control environment. More detail can be found in the Remuneration report on page 123. How does the Over-issuance of Securities continue to impact Barclays? The Group is engaged with, and responding to inquiries and requests for information from, various other regulators and BBPLC and/or its affiliates is involved in purported class action litigation in relation to the Over-issuance of Securities. The Group may face other potential private civil claims, class actions or other enforcement actions in relation to the Over-issuance of Securities. Please see Note 26 (Legal, competition and regulatory matters) to the audited financial statements for the year ended 31 December 2022 for further information. Note: 1 Exchange rate USD/GBP 1.22 as at 30 June 2022 Strategy Climate and sustainability Risk review Financial review Financial statements Shareholder information Barclays PLC 2022 Annual Report on Form 20-F 101Governance Directors' report: Over-issuance of Securities - Shareholder Q&A (continued)

The Directors present their report together with the audited accounts for the year ended 31 December 2022. Other statutory and regulatory information Other information that is relevant to the Directors’ report, and which is incorporated by reference into this report, can be located as follows: Page Remuneration policy, including details of the remuneration of each Director and Directors’ interests in shares 131, 162 to 163 Corporate Governance Statement 98 to 99 Risk review 186 Disclosures required pursuant to Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008 as updated by Companies (Miscellaneous Reporting) Regulations 2018 can be found on the following pages: Page Engagement with employees (Sch. 7, Para 11 and 11A 2008/2018 Regs) 111 to 118 Policy concerning the employment of disabled persons (Sch. 7, para 10 2008 Regs) 118 Engagement with suppliers, customers and others in a business relationship (Sch. 7, Para 11 B 2008/2018 Regs) 110 Financial instruments (Sch. 7, para 6 2008 Regs) 353 Hedge accounting policy (Sch. 7, para 6 2008 Regs) 353 Disclosures required pursuant to Listing Rule 9.8.4R can be found on the following pages: Page Allotment for cash of equity securities 394 Waiver of dividends 102 Section 414A of the Companies Act 2006 requires the Directors to present a Strategic report in the Annual Report and Financial Statements. Profit and dividends Statutory profit after tax for 2022 was £5,973m (2021: £7,056m). The 2022 full year dividend of 5.0p per ordinary share will be paid on 31 March 2023 to shareholders whose names are on the Register of Members at the close of business on 24 February 2023. With the 2022 half year dividend totalling 2.25p per ordinary share, paid in September 2022, the total dividend for 2022 is 7.25p (2021: 6.0p) per ordinary share. The half year and full year dividends for 2022 amounted to £1,028m (2021: £512m). BPLC also completed share buy- back programmes during 2022, further details of which can be found on page 106. Shareholders may have their dividends reinvested in Barclays by joining the Barclays DRIP. Further details regarding the DRIP can be found at home.barclays/ dividends and shareview.co.uk/info/drip. The nominee company of certain Employee Benefit Trusts (EBTs) holding shares in Barclays in connection with the operation of our employee share plans has lodged evergreen dividend waivers on shares held by it that have not been allocated to employees. The total amount of dividends waived during the year ended 31 December 2022 was £6.28m (2021: £1.02m). Board of Directors The names of the current Directors of BPLC, along with their biographical details, are set out on pages 55 to 58 and are incorporated into this Directors’ report by reference. Changes to Directors during the year and up to the date of this report are set out below. Name Role Effective date Robert Berry Non- Executive Director Appointed 8 February 2022 Tushar Morzaria Executive Director Resigned 22 April 2022 Anna Cross Executive Director Appointed 23 April 2022 Marc Moses Non- Executive Director Appointed 23 January 2023 Appointment and retirement of Directors The appointment and retirement of Directors is governed by our Articles, the Code, the Companies Act 2006 and related legislation. The Articles may be amended only by a special resolution of the shareholders. The Board has the power to appoint additional Directors or to fill a casual vacancy among the Directors and any Director so appointed holds office only until the next AGM and may offer themselves for re- election. The Code recommends that all directors of FTSE 350 companies should be subject to annual re-election. All Directors who will be continuing in office intend to offer themselves for election or re-election at the 2023 AGM save for Mike Ashley who will step down at the end of the AGM and who will not stand for re-election. Strategy Climate and sustainability Risk review Financial review Financial statements Shareholder information Barclays PLC 2022 Annual Report on Form 20-F 102Governance Directors’ report: Other statutory and regulatory information

Directors’ indemnities ‘Qualifying third party indemnity’ provisions (as defined by Section 234 of the Companies Act 2006) were in force during the course of the financial year ended 31 December 2022 for the benefit of the then Directors of the Company and the then Directors of certain of the Company's subsidiaries and, at the date of this report, are in force for the benefit of the Directors of the Company and the Directors of certain of the Company's subsidiaries in relation to certain losses and liabilities which they may incur (or have incurred) in connection with their duties, powers or office. The Group also maintains Directors’ and Officers’ Liability Insurance which gives appropriate cover for legal action brought against its Directors. Qualifying pension scheme indemnity provisions (as defined by Section 235 of the Companies Act 2006) were in force during the course of the financial year ended 31 December 2022 for the benefit of the then directors, and at the date of this report are in force for the benefit of directors of Barclays Pension Funds Trustees Limited as trustee of the Barclays Bank UK Retirement Fund, and Barclays Executive Schemes Trustees Limited as Trustee of Barclays Capital International Pension Scheme (No.1) and Barclays PLC Funded Unapproved Retirement Benefits Scheme. The directors of the trustees are indemnified against liability incurred in connection with the trustees’ activities in relation to the Barclays Bank UK Retirement Fund, Barclays Capital International Pension Scheme (No.1) and Barclays PLC Funded Unapproved Retirement Benefits Scheme. Political donations The Group did not give any money for political purposes in the UK or outside the UK, nor did it make any political donations to political parties or other political organisations or to any independent election candidates, nor did it incur any political expenditure during the year. In accordance with the US Federal Election Campaign Act, Barclays provides administrative support to a federal Political Action Committee (PAC) in the US, funded by the voluntary political contributions of eligible employees. The PAC is not controlled or funded by Barclays and all decisions regarding the amounts and recipients of contributions are directed by a steering committee comprising employees eligible to contribute to the PAC. Contributions to political organisations reported by the PAC during the calendar year 2022 totalled $105,000 (2021: $29,000). Country-by-Country reporting The Capital Requirements (Country-by- Country reporting) Regulations 2013 require the Company to publish additional information in respect of the year ended 31 December 2022. This information is included in the Barclays Country Snapshot available on the Barclays website: home.barclays/annualreport. Environment Although financed emissions account for the greatest proportion of our climate impact, addressing our operational emissions is also important to meeting our net zero by 2050 ambition. We are aiming to integrate sustainability across the way we run our business, from decarbonising our operations to managing our impact on biodiversity and nature. Defining net zero operations To reflect our commitment to reducing operational emissions beyond our Scope 1 and Scope 2 emissions, we are explicitly adding Scope 3 operational emissions to our net zero ambition. We now define net zero operations as the state in which we will achieve a greenhouse gas reduction of our Scope 1, Scope 2 and our Scope 3 operationala emissions consistent with a 1.5oC aligned pathway and counterbalance any residual emissions. The standards available to understand and define net zero are rapidly evolving. We will continue to review and develop our own approach to net zero operations as this subject area matures. Please see from page 22 for more details of our net zero operations strategy. Progress to date We achieved our 90% GHG market-based emissions reduction target for Scope 1 and Scope 2, having reduced our Scope 1 and Scope 2 emissions by 91% since 2018 and sourced 100% renewable electricity for our global real estate portfoliob in 2022. We achieved our renewable electricity target ahead of schedule by matching 100% of our electricity consumption with energy attribute certificates and green tariffs which is for us a transitional solution as we seek to increase the proportion of on-site renewable electricity sources and Power Purchase Agreements. In 2022, we expanded our net zero operations approach to include our supply chain emissions as they account for the majority of our operational emissions. Our supply chain emissions data is currently indicative. We will continue to develop our methodology and aim to improve the accuracy of our supply chain data over time. In the interim, we intend to work towards the milestone of a 50% reduction in our supply chain emissions by 2030 (against a 2018 base year) and a longer-term milestone of a 90% emissions reduction by 2050. In addition, we aim for 90% of our suppliers by addressable spend to have science-based emissions reduction targets in place by 2030. Also, this year we evolved our energy use intensity and on-site renewable energy reporting approach to include our global real estate portfolio, beyond campuses. We intend to work towards the milestones of a 115 kWh/m2/year average energy use intensity across our corporate offices and installing 10MW on-site renewable electricity capacity across our global real estate portfolio by 2035. We have disclosed global GHG emissions and energy use data as required by the Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008. See the ESG Data Centre for further details on our annual operational GHG emissions since 2018, including our Scope 1, Scope 2 and Scope 3 business travel location-based and market-based emissions. We further provide insights on our annual waste production, energy and water consumption and renewable electricity consumption by country. The ESG Data Centre within the ESG Resource Hub can be found at home.barclays/sustainability/esg-resource-hub/ reporting-and-disclosures Notes: a We define our Scope 3 operational emissions to include supply chain, waste, business travel and leased assets b Global real estate portfolio includes offices, branches, campuses and data centres Strategy Climate and sustainability Risk review Financial review Financial statements Shareholder information Barclays PLC 2022 Annual Report on Form 20-F 103Governance Directors’ report: Other statutory and regulatory information (continued)

GHG Emissions Table and Notes Current Reporting Year 2022a Previous Reporting Year 2021 UK & Offshore Area Global GHG Emissions UK & Offshore Area Global GHG Emissions Group GHG Emissionsb (CO2e) Total CO2e emissions (000' tonnes) 68.6 142.9 86.2 149.8 Scope 1 CO2e emissions (000' tonnes)c 12.8 20.0 16.5 23.2 Scope 2 CO2e emissions (000' tonnes)d 47.3 103.4 68.7 124.2 Scope 3 Business travel CO2e emissions (000' tonnes)e 8.5 19.4 0.9 2.4 Energy consumption used to calculate above Scope 1 and 2 emissions (MWh) 286,727 467,939 375,121 559,240 Intensity Ratio Total Full-Time Employees (FTE) 44,000 87,400 44,100 81,600 Total CO2e per FTE (tonnes)f 1.56 1.63 1.95 1.84 Market-based emissions Scope 2 CO2e market-based emissions (000' tonnes)d 0 1.9 4.0 13.6 Total gross Scope 1 and 2 market-based CO2e emissions (000' tonnes) 12.8 21.9 20.5 36.8 Notes a The carbon reporting year for our GHG emissions is 1 October to 30 September. The carbon reporting year is not fully aligned to the financial reporting year covered by this Directors’ Report. Details of our approach to assurance over the data is set out in the 2022 Barclays Strategic Report. b The methodology used to calculate our GHG emissions follows the 'Greenhouse Gas Protocol (GHG): A Corporate Accounting and Reporting Standard (Revised Edition)', defined by the World Resources Institute/World Business Council for Sustainable Development (WRI/WBCSD). We have adopted the operational control approach to define our reporting boundary. Emissions from leased buildings where Barclays do not manage the utility are excluded. Where Barclays is responsible for the utility costs, these emissions are included. Estimating the GHG emissions of working from home is a new activity with little or no precedent and with no common standard which is why we have not yet included it in our annual GHG inventory. We are evaluating different methodologies to estimate our remote working emissions moving forward. For 2022, we have applied the latest emission factors as of 31st December 2022. We continuously review and update our performance data based on updated GHG emission factors, improvements in data quality and updates to estimates previously applied. In 2022 prior year figures have been restated to reflect additional Scope 1 natural gas data that is now available for two large corporate offices. The restatement has been applied to all prior years to 2018. In addition, there is additional Scope 1 fuel data available for three locations globally that were not reported in prior years. We have also replaced estimated Scope 2 electricity data for select locations in the US with actual billing from utility providers that was not available at the time of reporting. Finally, corrections to Scope 2 electricity data in Switzerland and Netherlands have taken place due to incorrect meter reads. c Scope 1 emissions include our direct GHG emissions from natural gas, fuel oil, company cars and HFC refrigerants. In the case of company-owned vehicles, emissions are limited to UK vehicles only as this is the only country in which data is available. d Scope 2 GHG emissions include our direct GHG emissions from purchased electricity, purchased heat, cooling and steam . Market-based emissions have been reported for 2022 and 2021. We have used a zero emission factor where we have green tariffs or energy attribute certificates in place globally. e Scope 3 covers indirect emissions from business travel only. Business travel for these purposes compromises of: global flights and ground transport within the UK, US and India, however, in the case of the US and India ground transport covers onwards car hire only which has been provided directly by the supplier. Ground transportation data (excluding Scope 1 emissions from company-owned vehicles) covers only countries where robust data is available directly from the supplier. f Intensity ratio calculations have been calculated using location-based emission factors only. g Energy consumption data is captured through utility billing; meter reads or estimates. Principal measures we have undertaken in 2022 to improve energy efficiency include the following: • We have reduced our operational energy consumption by 30% against a 2018 baseline. At the end of 2021, we launched an Energy Optimisation Programme to help improve the energy efficiency of our global property portfolio. In the first 12 months of our five-year programme we saved 6GWh of energy, equivalent to the annual electricity consumption of approximately 2,000 UK households. • We have also focused on our own data centres, which consume a large amount of energy to operate. For example, we upgraded our cooling systems at our Cranford, New Jersey data centre, In just four months this upgrade led to an approximately 19% energy reduction for cooling alone, in comparison to the same period in 2021. We will continue to make investments in technology and systems to reduce the amount of energy we need to power our operations. Please refer to our Achieving net zero operations pillar for more details on our strategy. Research and development In the ordinary course of business, the Group develops new products and services in each of its business divisions. Share capital Share capital structure The Company has ordinary shares in issue. The Company’s Articles also allow for the issuance of sterling, US dollar, euro and yen preference shares (preference shares). No preference shares have been issued as at 13 February 2023 (the latest practicable date for inclusion in this report). Ordinary shares therefore represent 100% of the total issued share capital as at 31 December 2022 and as at 13 February 2023 (the latest practicable date for inclusion in this report). Details of the movement in ordinary share capital during the year can be found in Note 28 on page 394. The rights and obligations attaching to the Company's ordinary shares and preference shares are set out in the Company's Articles, copies of which are available on the Company's website at home.barclays/corporategovernance. Voting Every member who is present in person or represented at any general meeting of the Company, and who is entitled to vote, has one vote on a show of hands. Every proxy present has one vote. The proxy will have one vote for, and one vote against, a resolution if he/she has been instructed to vote for, or against, the resolution by different members or in one direction by a member while another member has permitted the proxy discretion as to how to vote. On a poll, every member who is present in person or by proxy and who is entitled to vote has one vote for every share held. In the case of joint holders, only the vote of the senior holder (as determined by the order in the share register) or his/her proxy may be counted. If any sum payable remains unpaid in relation to a member’s shareholding, that member is not entitled to vote that share or exercise any other right in relation to a meeting of the Company unless the Board otherwise determines. If any member, or any other person appearing to be interested in any of the Company’s ordinary shares, is served with a notice under Section 793 of the Companies Act 2006 and does not supply the Company with the information required in the notice, then the Board, in its absolute discretion, may direct that that member shall not be entitled to attend or vote at any meeting of the Company. Strategy Climate and sustainability Risk review Financial review Financial statements Shareholder information Barclays PLC 2022 Annual Report on Form 20-F 104Governance Directors’ report: Other statutory and regulatory information (continued)

The Board may further direct that, if the shares of the defaulting member represent 0.25% or more of the issued shares of the relevant class, dividends or other monies payable on those shares shall be retained by the Company until the direction ceases to have effect and no transfer of those shares shall be registered (other than certain specified ‘excepted transfers’). A direction ceases to have effect seven days after the Company has received the information requested, or when the Company is notified that an excepted transfer of all of the relevant shares to a third party has occurred, or as the Board otherwise determines. Transfers Ordinary shares may be held in either certificated or uncertificated form. Certificated ordinary shares may be transferred in writing in any usual or other form approved by the Group Company Secretary and executed by or on behalf of the transferor. Transfers of uncertificated ordinary shares must be made in accordance with the Companies Act 2006 and the CREST Regulations. The Board is not bound to register a transfer of partly paid ordinary shares or fully paid shares in exceptional circumstances approved by the FCA. The Board may also decline to register an instrument of transfer of certificated ordinary shares unless (i) it is duly stamped, deposited at the prescribed place and accompanied by the share certificate(s) and such other evidence as reasonably required by the Board to evidence right to transfer, (ii) it is in respect of one class of shares only, and (iii) it is in favour of a single transferee or not more than four joint transferees (except in the case of executors or trustees of a member). The Company is not aware of any agreements between holders of securities that may result in restrictions on the transfer of securities or voting rights. Variation of rights The rights attached to any class of shares may be varied either with the consent in writing of the holders of at least 75% in nominal value of the issued shares of that class, or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class. The rights of shares shall not (unless expressly provided by the rights attached to such shares) be deemed varied by the creation of further shares ranking equally with them or subsequent to them. Limitations on foreign shareholders There are no restrictions imposed by the Articles or (subject to the effect of any economic sanctions that may be in force from time to time) by current UK laws which relate only to non-residents of the UK and which limit the rights of such non- residents to hold or (when entitled to do so) vote the ordinary shares. Exercisability of rights under an employee share scheme EBTs operate in connection with certain of the Group’s Employee Share Plans (Plans). The trustees of the EBTs may exercise all rights attached to the shares in accordance with their fiduciary duties, other than as specifically restricted in the documents governing the Plans. The trustees of the EBTs have informed the Company that their normal policy is to abstain from voting in respect of the Barclays shares held in trust. The trustees of the Global Sharepurchase EBT and UK Sharepurchase EBT may vote in respect of Barclays shares held in the EBTs, but only as instructed by participants in those Plans in respect of their partnership shares and (when vested) matching and dividend shares. The trustees will not otherwise vote in respect of shares held in the Sharepurchase EBTs. Special rights There are no persons holding securities that carry special rights with regard to the control of the Company. Major shareholders Major shareholders do not have different voting rights from those of other shareholders. Information provided to the Company by substantial shareholders (holding voting rights of 3% or more in the financial instruments of the Company) pursuant to the DTRs are published via a Regulatory Information Service and is available on the Company’s website. As at 31 December 2022, the Company had been notified under Rule 5 of the DTRs of the following holdings of voting rights in its shares. Person interested Number of Barclays Shares % of total voting rights attaching to issued share capitala Nature of holding (direct or indirect) BlackRock Incb 944,022,209 5.78 indirect Qatar Holding LLCc 1,017,455,690 5.99 direct Notes a The percentage of voting rights detailed above was calculated at the time of the relevant disclosures made in accordance with Rule 5 of the DTRs. b Total shown includes 6,687,206 contracts for difference to which voting rights are attached. Part of the holding is held as American Depositary Receipts. On 7 February 2023, BlackRock, Inc. disclosed by way of a Schedule 13G filed with the SEC beneficial ownership of 1,383,730,106 ordinary shares of the Company as at 31 December 2022, representing 8.7% of that class of shares. c Qatar Holding LLC is wholly owned by Qatar Investment Authority. On 16 January 2023, Qatar Investment Authority disclosed by way of a Schedule 13G filed with the SEC beneficial ownership of 800,120,690 ordinary shares of the Company as at 31 December 2022, representing 5.04% of that class of shares. Strategy Climate and sustainability Risk review Financial review Financial statements Shareholder information Barclays PLC 2022 Annual Report on Form 20-F 105Governance Directors’ report: Other statutory and regulatory information (continued)

Between 31 December 2022 and 13 February 2023 (the latest practicable date for inclusion in this report), the Company has not received any additional notifications pursuant to Rule 5 of the DTRs. Powers of Directors to issue and allot or buy back the Company’s shares The powers of the Directors are determined by the Companies Act 2006 and the Company’s Articles. The Directors are authorised to issue and allot shares and to buy back shares subject to, and on the terms of, the annual shareholder approval at the AGM. Such authorities were granted by shareholders at the 2022 AGM. It will be proposed at the 2023 AGM that the Directors be granted new authorities to issue and allot and buy back shares. Repurchase of shares On 24 May 2022 and 17 August 2022 the Company commenced share buy-back programmes to purchase its ordinary shares of £0.25p each up a maximum consideration of £1,000m and £500m, respectively. The first share buy-back programme concluded on 16 August 2022 and the second share buy-back programme concluded on 3 October 2022. The Company repurchased for cancellation 625,019,884 ordinary shares at a volume weighted average price of 159.9949 pence per ordinary share during the first buy-back programme and 306,326,717 ordinary shares at a volume weighted average price of 163.2241 pence per ordinary share during the second buy- back programme. The purpose of the buy- back programmes was to reduce the Company’s number of outstanding ordinary shares. In aggregate, the Company purchased 931,346,601 ordinary shares during 2022 with an aggregate nominal value of approximately £233m (this represented approximately 5.9% of the Company's issued share capital as at 31 December 2022) for an aggregate consideration of £1,500m excluding taxes and expenses. All of the repurchased ordinary shares have been cancelled. No further shares have been repurchased since the completion of the second share buy-back programme on 3 October 2022. The maximum number of ordinary shares which could be repurchased by the Company as part of any share buy-back under the authority for on-market share buy-backs granted at the 2022 AGM is 744,815,359 ordinary shares (being 1,676,161,960 less the 931,346,601 shares repurchased as part of the first and second share buy-back programmes). Distributable reserves As at 31 December 2022, the distributable reserves of the Company were £21,701m (2021: £20,750m). Change of control There are no significant agreements to which the Company is a party that take effect, alter or terminate on a change of control of the Company following a takeover bid. There are no agreements between the Company and its Directors or employees providing for compensation for loss of office or employment that occurs because of a takeover bid. Controls over financial reporting A framework of disclosure controls and procedures is in place to support the approval of the financial statements of the Group. Specific governance committees are responsible for examining the financial reports and disclosures to help ensure that they have been subject to adequate verification and comply with applicable standards and legislation. Where appropriate, these committees report their conclusions to the Board Audit Committee, which debates such conclusions and provides further challenge. Finally, the Board scrutinises and approves results announcements and the Annual Report to ensure that appropriate disclosures have been made. This governance process is designed to ensure that both management and the Board are given sufficient opportunity to debate and challenge the financial statements of the Group and other significant disclosures before they are made public. Management’s report on internal control over financial reporting Management is responsible for establishing and maintaining adequate internal control over financial reporting under the supervision of the principal executive and financial officers, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements, in accordance with (a) UK-adopted international accounting standards; and (b) International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), including interpretations issued by the IFRS Interpretations Committee. Internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that, in reasonable detail: • accurately and fairly reflect transactions and dispositions of assets • provide reasonable assurances that transactions are recorded as necessary to permit preparation of financial statements in accordance with UK- adopted international accounting standards and IFRS and that receipts and expenditures are being made only in accordance with authorisations of management and the respective Directors • provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use or disposition of assets that could have a material effect on the financial statements. Internal control systems, no matter how well designed, have inherent limitations and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that internal control over financial reporting may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate. Management has assessed internal control over financial reporting as at 31 December 2022. In making its assessment, management utilised the criteria set out in the 2013 COSO framework. Management has specifically assessed the controls put in place to address the material weakness in internal control over financial reporting relating to the Over-issuance of Securities, as further discussed below. Management has concluded that, based on its assessment, internal control over financial reporting was effective as at 31 December 2022. The system of internal financial and operational controls is also subject to regulatory oversight in the UK and overseas. Further information on supervision by financial services regulators is provided under Supervision and Regulation in the Risk review section on pages 291 to 298. Identification and remediation of a material weakness A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. Strategy Climate and sustainability Risk review Financial review Financial statements Shareholder information Barclays PLC 2022 Annual Report on Form 20-F 106Governance Directors’ report: Other statutory and regulatory information (continued)

In March 2022, the Company’s management became aware that BBPLC had issued securities materially in excess of the amount BBPLC had registered with the SEC under its 2019 US shelf registration statement and subsequently became aware that securities had also been issued in excess of the set amount under the predecessor US shelf registration statement. A proportion of the costs associated with the impact of the Over-issuance of Securities was attributable to the Company’s financial statements for the year ended 31 December 2021. Accordingly, in the UK, the Company has restated the prior period comparatives in BPLC's 2022 UK Annual Report and Accounts to reflect the impact of the Over-issuance of Securities. In the US, the Company amended its annual report on Form 20-F for the year ended 31 December 2021 to include restated financial statements to reflect the impact of the Over-issuance of Securities. The fact that the Over-issuance of Securities occurred and was not immediately identified highlighted a weakness in controls over the identification of external regulatory limits related to securities issuance and monitoring against these limits that constituted a material weakness in internal control over financial reporting under “COSO Principle 9: Identifies and Analyses Significant Change - The organisation identifies and assesses changes that could significantly impact the system of internal control”. Since the identification of this material weakness, management has strengthened the internal controls relating to the tracking of issuance programme limits through the implementation and strengthening of a series of controls across the Group, together with central governance, with key actions being: • development of a Group Issuance Standard, which includes minimum control requirements • documentation of, and agreement on, roles and responsibilities • implementation of a Group Issuance Oversight Committee, with senior management representation, to monitor issuance activity against agreed limits. The strengthened controls over financial reporting have operated for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively. Changes in internal control over financial reporting As noted above, management has strengthened and effectively operated controls to remediate the material weakness in respect of the Over-issuance of Securities which was identified in March 2022. These remediation efforts represent a significant improvement to the Company’s internal control environment. There have been no other changes to highlight during the period covered by this report, which have materially affected or are reasonably likely to materially affect the Group’s internal control over financial reporting. Disclosure of information to the auditor Each Director confirms that, so far as he/ she is aware, there is no relevant audit information of which our auditor is unaware and that each of the Directors has taken all the steps that he/she ought to have taken as a Director to make himself/herself aware of any relevant audit information and to establish that our auditor is aware of that information. This confirmation is given pursuant to Section 418 of the Companies Act 2006 and should be interpreted in accordance with, and subject to, those provisions. Directors’ responsibilities The following statement, which should be read in conjunction with the Auditor’s report set out on pages 320 to 322, is made with a view to distinguishing for shareholders the respective responsibilities of the Directors and of the auditor in relation to the accounts. Going concern The Group’s business activities and factors likely to affect its future development and performance are disclosed in the Risk Review sections of this report. The financial performance is disclosed within the Financial Review with funding, liquidity and capital details contained within the Risk Performance section. The Group’s objectives and policies in managing the financial risks to which it is exposed are discussed in the Risk Management section. The Directors considered it appropriate to prepare the financial statements on a going concern basis. In preparing each of the Group and company financial statements, the Directors are required to: • assess the Group and company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern • use the going concern basis of accounting unless they either intend to liquidate the Group or the Parent company or to cease operations, or have no realistic alternative but to do so. Preparation of accounts The Directors are required by the Companies Act 2006 to prepare Group and Company accounts for each financial year and, with regard to Group accounts, in accordance with UK-adopted international accounting standards. The Directors have prepared these accounts in accordance with (a) UK-adopted international accounting standards; and (b) IFRS as issued by the IASB, including interpretations issued by the IFRS Interpretations Committee. Pursuant to the Companies Act 2006, the Directors must not approve the accounts unless they are satisfied that they give a true and fair view of the state of affairs of the Group and the Company and of their profit or loss for that period. The Directors consider that, in preparing the financial statements, the Group and the Company have used appropriate accounting policies, supported by reasonable judgements and estimates, and that all accounting standards which they consider to be applicable have been followed. The Directors are satisfied that the Annual Report and financial statements, taken as a whole, are fair, balanced and understandable, and provide the information necessary for shareholders to assess the Group and Company’s position and performance, business model and strategy. The Directors are responsible for such internal controls as they determine are necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error. Directors’ responsibility statement The Directors have responsibility for ensuring that the Company and the Group keep accounting records which disclose with reasonable accuracy the financial position of the Company and the Group and which enable them to ensure that the accounts comply with the Companies Act 2006. Strategy Climate and sustainability Risk review Financial review Financial statements Shareholder information Barclays PLC 2022 Annual Report on Form 20-F 107Governance Directors’ report: Other statutory and regulatory information (continued)

The Directors are also responsible for preparing a Strategic report, Directors’ report, Directors’ Remuneration report and Corporate Governance Statement in accordance with applicable law and regulations. The Directors are responsible for the maintenance and integrity of the Annual Report and Financial Statements as they appear on our website. Legislation in the UK governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions. The Directors have a general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities. The Directors, whose names and functions are set out on pages 55 to 58, confirm to the best of their knowledge that: (a) the financial statements, prepared in accordance with (i) UK-adopted international accounting standards; and (ii) IFRS as issued by the IASB, including interpretations issued by the IFRS Interpretations Committee, give a true and fair view of the assets, liabilities, financial position and profit or loss of the Company and the undertakings included in the consolidation taken as a whole; and (b) the management report, on pages 2 to 15, which is incorporated in the Directors’ report, includes a fair review of the development and performance of the business and the position of the Company and the undertakings included in the consolidation taken as a whole, together with a description of the Principal Risks and uncertainties that they face. Auditor’s report The Auditor’s report on the Financial Statements of Barclays PLC for the year ended 31 December 2022 was unmodified and its statement under Section 496 of the Companies Act 2006 was also unmodified. By order of the Board Stephen Shapiro Company Secretary 14 February 2023 Registered in England. Company No. 48839 Registered office: 1 Churchill Place, London E14 5HP Strategy Climate and sustainability Risk review Financial review Financial statements Shareholder information Barclays PLC 2022 Annual Report on Form 20-F 108Governance Directors’ report: Other statutory and regulatory information (continued)

Responding to the impacts of the Russian invasion of Ukraine The Board has closely overseen the Group’s response to the Russian invasion of Ukraine. The impacts of the war are numerous and widespread, with implications for Barclays, its clients and customers and other stakeholders. Recognising the urgency of situation, the Group Chairman convened a Board meeting in mid-March 2022 to assess developments and the Group’s response. Since then, the Board and its Committees have received ongoing updates. Notwithstanding that Barclays has no onshore presence in Ukraine or in Russia, this situation has required a multi-faceted response by Barclays, with the Board and its Committees overseeing a number of matters including the Group’s response to the rapidly imposed global sanctions, the management of the Group’s financial exposure to Russia-specific market, credit and liquidity risks and management actions taken to reduce the Group’s exposure to the heightened risk of cyber attack. The sanctions imposed represent the most significant change to the global sanctions regime since the 9/11 terrorist attack in the US, requiring the Group to act at pace. The Board received reports on the significant work done by colleagues in the compliance and legal functions, along with other areas of the business, to ensure that Barclays was able to take swift action to respond to these sanctions. The response was aimed at reducing the potential for financial crime, directing substantial resources into the management of potential conflicts between sanctions regimes as new sanctions were rolled out across different jurisdictions, obtaining required licences and playing a strategic role on policy developments and sanctions implementation. With regard to the management of risk associated with the Russian invasion of Ukraine, the Board received updates on operational risk, credit risk and market risk exposures and on actions taken to reduce these, manage funds and de-risk positions effectively. Across the financial services sector, cyber risk remains heightened. The Board and its Committees have heard from management on the measures implemented to address these concerns to ensure that Barclays is, and will remain, well placed to react in the event of any such attack, which could target Barclays directly or the wider financial services infrastructure. The Board Risk Committee has also received a briefing on the operational and risk learnings from the Group's response to this situation in order that the Group is best placed to respond should conflict arise in another jurisdiction requiring similar actions to be taken. The Board and senior management will continue to monitor the situation and its implications for the Group and our stakeholders. Strategy Climate and sustainability Risk review Financial review Financial statements Shareholder information Barclays PLC 2022 Annual Report on Form 20-F 109Governance Responding to the impacts of the Russian invasion of Ukraine

Supporting our supply chain Though our businesses are geographically diverse, more than 90% of our supplier relationships are concentrated in the UK and the US with many of them having their own extensive supply chains. Our supply base is diverse across scale, ownership type and structure from privately-held start-ups to publicly-listed multinational corporations. Barclays has sought to reduce the size of its supply chain over recent years and while this has now stabilised, our focus continues to be on embedding preferred suppliers for products and services that ensure adequate geographical coverage and at the same time, create opportunities for diverse suppliersb which encompass small or medium-sized enterprises and diverse-owned businesses. Notes a 90% by invoice value. b Spending between Barclays and diverse suppliers is considered first-tier spending. Spending between Barclays’ first-tier suppliers that can trace subcontracted spend with diverse suppliers on Barclays-specific work is considered second-tier direct spending. c For Barclays, diverse suppliers are defined as either size diverse (small and medium sized enterprises) or ownership diverse (majority owned, controlled and operated by protected class groups, such as women, ethnic minorities, LGBT+, persons with disabilities, military veterans and for-profit social enterprises). Strategy Climate and sustainability Risk review Financial review Financial statements Shareholder information Barclays PLC 2022 Annual Report on Form 20-F 110Governance Supporting our supply chain

W Empowering our colleagues Our people and our culture are our greatest assets. We are committed to making Barclays a great place to work, enabling colleagues to deliver strong results for our customers, clients, communities and each other. Mindset Indices 90% 85% 87% Empower Challenge Drive 2021: 87% 2021: 83% 2021: 84% 2022 Your View survey 85% “I would recommend Barclays to people I know as a great place to work” 2021: 82% 92% “I believe my team and I do a good job of role modelling our Mindset every day” 2021: 89% 86% Wellbeing Index 2021: 84% During 2022, we continued to embed the Barclays Mindset, helped colleagues to adapt to hybrid working, supported colleague wellbeing and made further progress against our diversity, equity and inclusion (DEI) ambitions. Through our colleague listening survey, Your View, we saw improved scores across all our indices. We remain committed to attracting, developing and retaining a diverse and inclusive workforce. Against a competitive hiring market, we hired 22,759 new colleagues into Barclays, and supported of our colleagues into their next career moves through internal mobility, with 43% of vacancies being filled by internal candidates. This was in addition to welcoming 841 graduates, 1,190 interns and 440 apprentices to Barclays throughout 2022. To support colleague development, an average of 2.2 days/17 hours of development and training was completed per colleague in 2022, including enrolment of 1,035 colleagues in our flagship leadership development programmes (The Enterprise Leaders Summit, Aspire and Strategic Leaders Programme). We launched the Barclays Mindset in 2021, taking the best of what we learnt from our ways of working through the course of the pandemic, and sought to embed the behaviours (empower, challenge and drive) into everyday working practices. In 2022, we formally incorporated this into our hiring, performance management, reward and recognition frameworks. + For further information on our Mindset, Purpose and Values, please visit The Barclays Way We further embedded hybrid working, with colleagues spending a mix of time between Barclays' sites and at home. We provided support and practical guidance to all people leaders seeking to ensure we were balancing the needs of our colleagues, alongside those of our customers and clients, as well as providing colleagues with the collaboration tools and technology we believe they need to succeed in a hybrid environment. We continue to develop and optimise our workspaces. Our support for colleagues extends beyond the tools and environment that we provide. We have evolved our Be Well programme to provide a holistic and inclusive perspective on wellbeing which supports the needs of our diverse workforce with a focus on: • sustainable high performance: giving colleagues the skills and knowledge to enhance their physical and mental fitness; and • supportive culture: building confidence to address stigma and offer support around mental health and other aspects of wellbeing from financial welfare to the menopause. Strategy Climate and sustainability Governance Risk review Financial review Financial statements Shareholder information Barclays PLC 2022 Annual Report on Form 20-F 111 Our people and culture

Our data-led approach, underpinned by our Wellbeing Index (now in its second year), brings together actionable insights for people leaders. It also enables curation of content for colleagues that is grounded in clinical evidence to help them better manage their own health. Ongoing leader- led campaigns are at the forefront of the way we engage with colleagues, with regular expert speaker events chaired by senior executives. Our ‘Talk Money’ week in the UK challenged the stigma around talking about money, building confidence with financial management and signposting to free and confidential support. This is complemented by practical resources and guidance offered through our global Be Well portal (with 45% of colleagues registered), and our Employee Assistance Programme. In response to increases in living costs experienced by our UK colleagues, we brought forward part of the 2023 pay increase, awarding 35,000 UK-based junior colleagues a £1,200 salary increase effective from August 2022, ahead of our annual salary review. In January 2023, Barclays worked closely with Unite the Union to agree a 2023 UK pay deal which, combined with the August 2022 increases, brought the total average salary increase for our lowest paid colleagues up to 11%. By doing this we ensured that our minimum rate of pay in the UK remain well ahead of Living Wage Foundation benchmarks. Similarly, we brought forward part of the 2023 pay increase for our most junior colleagues in Belgium, France, Ireland, Italy, Luxembourg, Netherlands, Portugal and Spain, awarding them €1,500 effective from 1 November 2022. In November, we also awarded junior colleagues in Germany a one-off payment of €2,000 as that approach, whilst having the same effect, was more appropriate under local rules. + For further information on the resources and support available to colleagues relating to financial wellness, please visit the 2022 Fair Pay Report. Our approach to diversity, equity and inclusion We launched our refreshed DEI vision and strategy to incorporate 'equity’ into how we talk about, and take action to progress, our DEI activities. Our vision is to strengthen our diverse, equitable and inclusive culture, with a view to attracting and retaining the best talent, building high- performing teams which generate better outcomes for our customers and clients, whilst also meeting the expectations of our regulators, shareholders and other stakeholders. We have five strategic priorities: • Workforce diversity; • Inclusive and equitable culture; • Leadership accountability; • Data transparency and accountability; • Optimisation of external relationships. These priorities are underpinned by our guiding principles of accountability, transparency and engagement. These principles and priorities help us to deliver against our six core agendas – disability, gender, LGBT+, multicultural, multigenerational and socio-economic. 2022 highlights We have: • achieved our ambition to double the number of Black Managing Directors in the UK and US by the end of 2022, going from nine to 18 • increased our female representation at Director/Managing Director grades to 29%, in line with our gender ambitions of 33% female representation at this level by 2025 • launched partnerships with Historically Black Colleges and Universities (HBCUs) and Hispanic-Serving Institutions (HSI) in the US, creating a pipeline of diverse talent into Barclays • our Inclusion Index score improved to 82% (from 79% in 2021) and we increased engagement with colleagues through webcasts, workshops and events including our inaugural ‘Inclusion Unleashed’ week • appointed Accountable Executives (AEs) to champion and galvanise support for each of our six agendas with an emphasis on intersectionality Strategy Climate and sustainability Governance Risk review Financial review Financial statements Shareholder information Barclays PLC 2022 Annual Report on Form 20-F 112 Our people and culture (continued)

Workforce diversity Developing diverse talent pipelines We are focused on recruiting the best talent and have created, and participated in, dedicated recruitment schemes across our agendas and regions to increase access to diverse talent. This has included: • continued support for our internal programmes, such as the Barclays Military and Veterans Outreach programme, in the UK and US, supporting active duty service members into secondment opportunities at Barclays. In 2022, we welcomed 45 service leavers into permanent roles across Barclays through our Military Talent Scheme and Hiring Our Heroes programmes alongside 120+ military talent hired with support from Barclays' Military and Veterans Outreach (MVO) team • establishing a partnership with the Thurgood Marshall College Fund, which represents a network of 47 Historically Black Colleges and Universities (HBCUs) and Predominantly Black Institutions (PBIs) in the US. Through this partnership, we will work to increase the diversity of our talent pipelines in the US • participation in the Grace Hopper Celebration Event in the US, which focuses on supporting women and non-binary technologists with careers in Technology, resulting in over 400 job offers to join our Technology division Globally, there is training and support available for all hiring managers and interviewers to ensure inclusivity and consistency throughout the hiring journey. We are an equal opportunities employer and give full and fair consideration to all populations based on their competencies, strengths and potential. Additionally, as part of the UK Government Disability Confident scheme, we encourage applications from people with a disability, or a physical or mental health condition. We require people leaders to give full and fair consideration to those with a disability on the basis of strengths, potential and ability, both when hiring and managing. We also ensure opportunities for training, career development and promotion are available to all. + For further information on our work on developing diverse talent pipelines, please visit our DEI website. Providing tools and support for colleagues to succeed and progress at every stage of their career We offer multiple development programmes to support the growth of our colleagues, providing them with the opportunities and resources necessary to strengthen key skills to progress and reach their full potential. The Black Professionals Resource Group (BPRG) created Ascent, a six-month programme for Analysts in the UK and US, to support the development of Black colleagues across Barclays and was the first such programme conceived and delivered by a Barclays Employee Resource Group (ERG). + For further information on development programmes, please visit the Talent Now and for the Future section. Inclusive and equitable culture At Barclays, we are committed to building a supportive and inclusive culture. We believe that making our organisation more equitable will help us to make the most of the different backgrounds, perspectives and experiences of our colleagues, and to better serve our customers and clients. As part of our Continuous Listening strategy, we ask colleagues to participate in surveys, providing regular opportunities to feed back on their experience of working at Barclays. Colleagues are asked to share their feedback on topics ranging from inclusion to wellbeing, and responses help us to assess progress on our DEI journey and identify areas of focus. + To learn more about the 2022 Your View survey results, please visit the Listening to our colleagues section. Employee Resource Groups (ERGs) Colleague networks have long played an important role at Barclays, through creating communities and fostering belonging. More recently, they have acted as a sounding board for the business, driving a better understanding of the needs of our customers, clients and communities. With over 24,000 colleagues globally participating in one or more of the ERGs, these colleague-led communities amplify the unique challenges of diverse groups at Barclays and provide insight into colleague sentiment and experience. Socio-economic inclusion agenda To support the launch of the socio-economic agenda, colleagues created the Inspire ERG, which aims to amplify the voices of those who identify as coming from a lower socio-economic background. Members and allies of the ERG are encouraged to develop their understanding of how socio-economic status can impact a person’s work and life experiences. Through Inspire, we are also connecting with schools and universities to remove barriers for people of varied backgrounds to join Barclays. In July, colleagues across the organisation were invited to join the socio-economic Inclusion Week. Speakers shared insights on a range of topics, including: social mobility, socio-economic background and bias, ethnicity, accents and the differences across the regions in which we operate. Throughout the week, we shared how we are supporting the career progression of colleagues from lower socio-economic backgrounds, and the removal of barriers from the workplace. These include mentoring and education initiatives which aim to tackle the barriers to development and promotion, partnerships with schools and universities, as well as through our LifeSkills programme, which provides opportunities for colleagues to volunteer within the community and amplify the breadth of opportunities available to young people within the business. Strategy Climate and sustainability Governance Risk review Financial review Financial statements Shareholder information Barclays PLC 2022 Annual Report on Form 20-F 113 Our people and culture (continued)

Pronouns In 2022, we added two new features to our internal phonebook where colleagues can opt to display their personal pronouns, as well as the phonetic spelling or audio recording of their name. We also proudly partnered with Microsoft, to pilot a pronoun feature on Microsoft Teams. Branch colleagues in the UK are also now able to add their pronouns, as well as markers indicating health conditions and flags denoting spoken languages, to their name badges. This helps to create a safe space for our trans, non-binary and LGBT+ colleagues, and promotes inclusivity of diverse nationalities, abilities and backgrounds. We support the sharing of pronouns as a personal choice. Wellbeing and policies Prioritising the wellbeing of our colleagues is central to creating productive teams where all individuals feel valued and included. Our holistic and inclusive perspective requires us to measure wellbeing, using our Wellbeing Index and to educate and empower our colleagues and leaders to actively manage their health and support that of others. We continue to deploy training, which recognises the importance of mental wellbeing and building a supportive and inclusive culture. We have also partnered with our DEI ERGs and leaders on global campaigns to normalise conversations about mental health and wellbeing topics. In the UK, Barclays pioneered ‘This is Me’, now in its ninth year, where individual colleagues talk openly about the challenges they have faced, with the aim of tackling the stigma associated with mental ill health. For the first time in 2022 we expanded the DEI performance objective to include wellbeing, with colleagues now being asked to develop their understanding of the factors contributing to their resilience and sustaining high performance; and managers now being asked to champion and support team wellbeing. This was bolstered by the launch, on World Mental Health Day, of a new toolkit to help people leaders lead their teams in a way that protects and enhances colleague health with a focus on practices such as workload management, fostering autonomy and enabling growth. We also made enhancements to our provision of workplace adjustments for colleagues with disabilities and health conditions, to drive consistency in how we support our colleagues globally. Colleagues now have greater control over their own individual requirements and an improved experience through the implementation of a new self-service process for the ordering of equipment for office and home working use, as required. We regularly revisit our people policies to ensure they are in line with our broader DEI and people strategy. This includes making updates to our HR policies, processes and support materials on a range of topics such as flexible working and workplace support for menopause. + To learn more about the policies reviewed in 2022, please visit the Our Policies section. Leadership accountability Our leadership play an important role in progressing our DEI journey and meeting the rising expectations of colleagues, customers, clients and communities. Accountable Executives (AEs) from the Barclays Group Executive Committee have been appointed as visible advocates for the DEI agendas, shaping priorities and delivering against these. We also hosted the second annual Inclusion Summit, a virtual two-day event to engage and mobilise senior leaders in respect of the DEI strategy. The event, consisting of a series of speaker events and focused discussions, reached over 1,000 Barclays leaders and ERG representatives from across Barclays. It was met with positive feedback from participants, with 71% agreeing or strongly agreeing that Barclays has made meaningful progress on inclusion since the 2021 Summit. Every colleague continues to have a mandatory inclusion performance objective against which they are assessed as part of their performance review. The objective encourages inclusive and supportive behaviours that recognise every individual’s background as key drivers of our Purpose, Values and Mindset. Data transparency and accountability Data plays an essential role in delivering our DEI strategy, allowing senior leaders to make informed decisions and track our progress. In an effort to ensure colleagues’ personal data records are accurate, this year we held another ‘Count Me In’ campaign, inviting colleagues in the UK and US to review and share their personal details in our HR systems, in line with local privacy laws. Maintaining up to date personal data records also helps us to develop and update programmes, practices and policies to best support colleagues at every level. In late summer, we began producing an enhanced monthly management pack for senior leaders, containing a detailed breakdown of their team's progress against our Race at Work and gender ambitions. Notes Under the Companies Act 2006 (the “Companies Act”), Barclays is required to report on the gender breakdown of our employees, ‘senior managers’, and the Board of Barclays PLC's Directors. The Group’s global workforce was 92,898 (50,967 male, 41,720 female, 211 unavailable), with 432 senior managers (329 male, 103 female), and the Board of Barclays PLC had 13 directors (8 male, 5 female) as at 31 December 2022. This is on a headcount basis, including colleagues on long term leave. Unavailable refers to colleagues who do not record their gender in our systems. The ‘male’ and ‘female’ gender splits disclosed in this paragraph are based on Companies Act disclosure requirements and numbers are taken from our employee records which are maintained pursuant to applicable rules and regulations on employee record keeping. For further information on the Group’s approach to building a more inclusive company please see our DEI website - at https://home.barclays/who-we-are/our-strategy/ diversity-and-inclusion/. ‘Senior managers’ is defined by the Companies Act, and is different to both our Senior Managers under the FCA and PRA Senior Managers regime, and our Director and Managing Director corporate grades. It includes Barclays PLC Group Executive Committee members, their direct reports and directors on the boards of undertakings of the Group, but excludes Directors on the Board of Barclays PLC. Where such persons hold multiple directorships across the Group they are only counted once. The definition of 'senior managers' within this disclosure has a narrower scope than the Managing Director and Director female representation data provided above. Strategy Climate and sustainability Governance Risk review Financial review Financial statements Shareholder information Barclays PLC 2022 Annual Report on Form 20-F 114 Our people and culture (continued)

Optimisation of external relationships We develop relationships with external partners to challenge our thinking, leverage best practices and access diverse pools of talent. We partner with organisations across all six agendas (disability, gender, LGBT+, multicultural, multigenerational and socio-economic) and in each region. Relationships with organisations such as the Business Disability Forum, Disability Confident and Disability:IN help us make our workplace and policies more inclusive, while providing resources and support to colleagues with disabilities, neurodiversity and health conditions. Stonewall, Pride Circle and Working Mother Media provide us with valuable feedback on our LGBT+ and gender inclusivity in the form of benchmarks and conferences. Partners in the multicultural space such as COQUAL, Thurgood Marshall Fund, National Urban League, Executive Leadership Council, Black Young Professionals UK, RARE UK and the Hispanic Association for Corporate Responsibility (HACR), among others, provide us with platforms to connect with diverse talent. Work with organisations including Working Families, Carers UK and the UK Socio-economic Taskforce is helping to position us as an employer of choice for talent across all generations and socio-economic backgrounds. Recognising our colleagues Over the past year, Barclays and several of our colleagues have been recognised for our efforts to advance diversity, equity and inclusion. UK • Top 100 - Stonewall UK Workplace Equality Index (Stonewall) • Employer of the Year – 2022 Forces Families Awards (Forces Families) • Gold Award – Employer Recognition Scheme (UK Ministry of Defence) Americas • 100% - Disability Equality Index (Disability:IN) Asia Pacific • Top 10 - 2022 India Workplace Equality Index (Stonewall, Pride Circle, Keshav Suri Foundation) • Best Companies for Women in India (Working Mother Media and AVTAR) • City of Good Award - President’s Volunteerism & Philanthropy Awards Singapore (President of Republic of Singapore) Workforce diversity 38% Female Board of Directors 2021: 33% 27% Female Group ExCo and ExCo direct reports 2021: 25% 29% Females at MD/D level 2021: 28% 40% Female hiring rate 2021: 39% 45% Female promotion rate 2021: 47% 13% Female voluntary attrition rate 2021: 11% Strategy Climate and sustainability Governance Risk review Financial review Financial statements Shareholder information Barclays PLC 2022 Annual Report on Form 20-F 115 Our people and culture (continued)

Talent now and for the future Talent attraction – now and for the future Across 2022, demand for talent has remained high, alongside a greater focus from candidates seeking flexible working options and on wellness and wellbeing. In response, we have pursued opportunities to attract and recruit talent as quickly and efficiently as possible, including doubling the number of recruiters to support our businesses and the launch of the Onboarding app, giving new joiners and their people leaders access to information required prior to joining Barclays, including the ability to sign employment contracts via the app. Barclays was ranked number one in the LinkedIn Top Companies UK 2022 list for the second year in a row. Based on LinkedIn-owned data, the list is a resource for jobseekers and career builders to explore open vacancies, enhance their skills and identify companies that invest in their talent. This was further recognised by the Learning and Performance Institute, where Barclays won a Bronze Learning Leader Award. The Financial Service Skills Commission (FSSC) brings together industry, government and the education sector to help overcome the top five skills gaps in Financial Services (Data and Analytics; Tech Design and Management; Business Process and Customer Experience Design; Personal Effectiveness, Thinking and Problem Solving and Leadership and Social Influence), working to identify solutions and increase our access to diverse talent. Barclays is proud to partner with the FSSC, and has used the insights gleaned from the partnership to inform our approach to talent, particularly in Technology. Delivering world-class customer service and care remains of paramount importance to Barclays. In order to meet the demand, we significantly grew our customer care teams globally; for example, following the acquisition of the GAP credit card portfolio in the US, we nearly doubled our footprint in our US contact centre in Nevada, with over 1,800 new hires and saw demand triple for roles supporting our customers in the UK. Developing our colleagues We remain committed to our culture of lifelong learning, through a development proposition that supports colleagues at every stage of their career. On completion of a research-led review of our Graduate Programmes in 2020, we have re- designed our approach to managing high- potential, junior talent. Launched in 2022, we welcomed 841 graduates on to our new Scholar programme, which provides support, development and training in either technical skills through our Expert programme, or leadership pathways through our Explorer programme. Both programmes are underpinned by a suite of baseline learning experiences, which aim to maximise graduate experience and development, while also equipping them with the skills needed to build their future career. The Barclays Learning Lab is our learning ecosystem. Consisting of Barclays-designed knowledge and skills modules, as well as modules from external specialists, it provides our colleagues with the development tools needed to support them in their current and future roles. Colleagues can access a wide range of workshops, split between colleague and people leader development. This is complemented by our digital content providers, whose content has been mapped against role-specific learning pathways, making it easy for colleagues to navigate development resources suitable for their needs. The Learning Lab also offers a selection of self- assessment tools, empowering colleagues to understand their strengths and development areas. These are supported by business-led solutions that encompass professional and technical resources encouraging colleagues to drive their own development. People leadership at Barclays is about helping others to achieve their potential. To equip our people leaders with the critical skills and behaviours to inspire, develop and support their teams today and into the future, we have refreshed our Management Unlocked programme. Developing digital skills across Barclays As our organisation evolves, we have implemented strategies to actively upskill, reskill and realign talent across Barclays, supporting colleagues’ career growth and our future skills needs. Our Destination Technology and Destination Security Apprenticeship schemes focus on developing digital capabilities and provide opportunities for UK-based colleagues to reskill via a clear and structured career pathway, leading to increased internal mobility and employment in a variety of roles such as Testers, Developers and User Experience (UX) Designers. The programme provides participants with extensive digital content, as well as our Evolution programme, which supports new people leaders as they transition into leadership roles. We also operate three high-potential flagship leadership programmes: The Enterprise Leaders Summit, for Managing Directors; the Strategic Leaders Programme, for Directors; and Aspire, for Vice Presidents. These programmes aim to build enterprise-wide leadership, alongside strong people leadership capabilities, helping colleagues tackle people management situations confidently, in line with our Values and Mindset. Apprentices are provided with a range of support, from team buddies and talent coaches to more structured learning courses and study time to achieve industry- recognised qualifications with over 190 colleagues having successfully transitioned into their new roles. Here’s what two of our 2022 cohort had to say about how Destination Technology has transformed their careers. “This is the most incredible opportunity I could ever have asked for; I had no idea how to get into Technology and no idea how to code. I am now coding in five different languages in my first 12 weeks. This experience has been life- changing and it has really improved my mental health" “This is a golden ticket and a life changing opportunity. The support I have received has been amazing and I will be forever grateful" Strategy Climate and sustainability Governance Risk review Financial review Financial statements Shareholder information Barclays PLC 2022 Annual Report on Form 20-F 116 Our people and culture (continued)

Number of employees split by region (000s) 4.0 2022 2021 44 44.1 11.4 10.1 28 23.8 Total 87.4 Total 81.6 3.6 n UK n Europ e n Americas n Asia Pacific Split by full time/part time (2022) % n Full time 91 n Part time 9 Our hires By age group % By gender % n Below 20 1 n 20-30 46 n 30-40 32 n 40-50 10 n 50-60 10 n Over 60 1 n Female 40 n Male 60 Number of employees split by grade (%) 2022 2021 8 8 42 41 50 51 n Senior (Managing Director and Director) n Middle (Assistant Vice President and Vice President) n Junior (Business Analyst grades) Employees by employment contract type and gender (%) Payroll Agency 45 44 55 56 n Female n Male By ethnicity % By management level % n While 19 n Asian 71 n Black 6 n Other ethnicities 4 n Junior 72 n Middle 25 n Senior 3 Listening to our colleagues Listening to colleagues allows us to obtain insights into what we are doing well and areas where we need to focus our attention. Our bi-annual all-colleague Your View surveys measure colleague considerations across a breadth of topics including colleague engagement, organisational culture, including the Mindset and Values, wellbeing, inclusion and working practices and tools. The Your View survey is the primary mechanism for how we track engagement and monitor our culture, with the 2022 survey results indicating good progress for both engagement and cultural measures. Senior leaders continue to receive and review the results from these surveys to inform decisions. We have also evolved our Continuous Listening strategy, leveraging pulse surveys, as well as additional surveys deployed throughout the employee lifecycle, to capture insights which help us better understand our culture and improve colleague experience. We have adopted a number of methods for engagement with our workforce, in line with the UK Corporate Governance Code. These engagement mechanisms, including all- colleague townhalls, skip-level meetings, DEI summits, site visits and engagement surveys, enable colleagues to share ideas and feedback with senior management and the Board. We keep colleagues updated on the strategy, performance and progress of the organisation through a combination of leader-led engagement, digital and print communication, blogs, vlogs and podcasts. In 2022, the Barclays Group CEO held over 50 engagement sessions throughout the year with colleagues, including quarterly town halls on financial performance, listening sessions on flagship talent programmes and Q&A sessions. Other workforce engagement activities have also been carried out by both Board and management to deliver meaningful, regular two- way dialogue with colleagues. This helps our Board reflect colleague feedback in their decision making. The range of direct engagement mechanisms we use, across multiple channels throughout the year, combined with a comprehensive reporting approach, enables us to effectively engage with our workforce. Results from our surveys and other mechanisms were shared with colleagues and discussed with the Barclays Board, the Executive Committee and people leaders. We maintain a strong and effective partnership with Unite and the Barclays Group European Forum, whom we brief on our strategy and progress to obtain feedback on how we can improve the colleague experience. In 2022, we engaged with Unite on the transition to hybrid working and our updated DEI strategy. We also consult with colleague representatives on major change programmes which impact our people, to minimise compulsory job losses, and focus on reskilling and redeployment. In 2022, this included the launch of an enhanced mobility service to further mitigate redundancies across the organisation, redeploying colleagues into roles commensurate with their skills and experience, and upskilling colleagues where required. Strategy Climate and sustainability Governance Risk review Financial review Financial statements Shareholder information Barclays PLC 2022 Annual Report on Form 20-F 117 Our people and culture (continued)

Highlights 84% Colleague engagement score 2021: 82% 85% “I would recommend Barclays to people I know as a great place to work” 2021: 82% 92% “I believe that my team and I do a good job of role modelling Values every day” 2021: 92% 92% “I believe my team and I do a good job of role modelling our Mindset every day" 2021: 89% 83% “It is safe to Speak Up” 2021: 79% 13% Voluntary employee turnover 2021: 11% 16% Employee turnover 2021: 14% The collective bargaining coverage of Unite in the UK represents 83% (2021: 84%) of our UK workforce and 43% (2021: 48%) of our global workforce Our policies Our people policies are designed to recruit the best people, provide equal opportunities and create an inclusive culture, in line with our Purpose, Values, Mindset and in support of our long-term success. They also reflect relevant employment law, including the provisions of the Universal Declaration of Human Rights and the International Labour Organisation (ILO) Declaration on Fundamental Principles and Rights at Work. We regularly review and update these policies to ensure that they are in line with our broader DEI and people strategy. To support the transition to hybrid working in 2022, we updated our policies on Working Flexibly to enable an approach that meets the requirements of each role, while also taking into account the needs of our colleagues. We also updated our policies and guidance on a range of topics including workplace support for menopause and baby loss. We are committed to paying our people fairly and appropriately relative to their role, skills, experience and performance. This means our remuneration policies reward sustainable performance that is in line with our Purpose, Values and Mindset, as well as our risk expectations. We also encourage our people to benefit from Barclays’ performance by enrolling in our share ownership plans, further strengthening their commitment to the organisation. + For further information, please see our Pay Gaps and Fair Pay Reports. Strategy Climate and sustainability Governance Risk review Financial review Financial statements Shareholder information Barclays PLC 2022 Annual Report on Form 20-F 118 Our people and culture (continued)

Annual statement from the Chair of the Board Remuneration Committee Contents Annual statement 119 Remuneration philosophy 126 Fair Pay at a glance 129 Employee remuneration policy summary 130 Directors’ remuneration policy 131 Annual report on Directors’ remuneration 140 Board Remuneration Committee Brian Gilvary Chair, Board Remuneration Committee Committee membership and meeting attendancea Member Meetings attended/ eligible to attend (including ad hoc meetings) Brian Gilvary 7/7 Dawn Fitzpatrick 6/7 Mary Francis 7/7 Note a There were five scheduled meetings and two ad hoc meetings of the Committee in 2022. Owing to a prior commitment, Dawn Fitzpatrick was unable to attend one scheduled meeting of the Committee. + You can find more information on our approach to pay fairness in our Fair Pay Report at: home.barclays/ annualreport + Our UK pay gap figures for 2022 and narrative explaining them are available at: home.barclays/ diversity Dear Fellow Shareholders On behalf of the Board, I am pleased to present the Remuneration report for 2022. 2022 was another year of extraordinary economic and political uncertainty, with far-reaching consequences for our economy and society. Our strategy and diversified universal banking model were once again put to the test and proved resilient and robust, delivering double-digit returns in each of our three main lines of business. We achieved our target of generating a Group return on tangible equity (RoTE) greater than 10%, while providing much-needed support to customers, clients and communities in periods of difficulty. The Group has provided stability and support in an uncertain economic environment. Our performance this year is set against a backdrop of higher inflation, slower economic growth, political uncertainty and extreme shock of the Russian invasion of Ukraine, during an already-challenging time as the world still suffers the longer-term impacts of the COVID-19 pandemic. Our employees have been steadfast in their commitment to meeting the needs of our customers and clients, whether helping retail customers manage their finances, providing additional support to vulnerable customers facing challenges due to inflationary pressures, or helping institutional and corporate clients navigate market volatility. We have considered stakeholder perspectives carefully when making remuneration decisions. Those decisions reflect our financial and non-financial performance, both absolute and relative, as well as the execution of our strategy, our risk and controls and our commitment to Fair Pay. You can read more about our approach to pay fairness in our fifth annual Fair Pay Report, published alongside this Annual Report. We have also published our pay gap figures for employees in the UK and in Ireland. The Over-issuance of Securities under BBPLC's US shelf registration statements was a deeply disappointing feature of 2022. A review of the facts and circumstances was completed by external counsel and the Committee has taken the findings of that review seriously. We have thoughtfully and deliberately adjusted our remuneration decisions to ensure that this over-issuance matter is reflected. With all of the above in mind, I explain in this statement our key stakeholder considerations this year, the remuneration decisions we’ve made and our areas of focus for 2023. Our new Directors’ remuneration policy I would like to thank shareholders for supporting the 2021 implementation of our current Directors’ remuneration policy (DRP) at our last Annual General Meeting (AGM), in May 2022, where it received 89% of votes in favour. Shareholders approved our current DRP in 2020, to apply for three years. In this report we set out our proposed new DRP, which – but for one relatively minor change – is substantially the same as the current DRP, for shareholder approval at the upcoming 2023 AGM. The Committee reviewed the current DRP and concluded that it has been operating effectively and is well aligned with our remuneration philosophy. We were keen to ensure that the remuneration policy for Executive Directors remains aligned with that for the wider workforce wherever appropriate. Over the three-year life of the current DRP, we have regularly discussed remuneration policies and outcomes with major shareholders, to explain our thinking and gather feedback, and we are grateful to those shareholders for their helpful and productive engagement. As a result, the only material change proposed is to simplify the shareholding requirements for the Executive Directors and align the operation of those requirements with market practice, as summarised in the table overleaf. The full new DRP is set out later in this Remuneration report. Strategy Climate and sustainability Risk review Financial review Financial statements Shareholder information Barclays PLC 2022 Annual Report on Form 20-F 119Governance Remuneration report

Proposed changes to the DRP DRP element Proposed change and rationale Shareholding requirement The level of shareholding that the Executive Directors are required to build up will remain unchanged. We propose to align the definition of which shares count towards that requirement with market practice, which is simpler and provides a more consistent treatment during and after employment. Currently, shares from unvested deferred bonuses and unvested Long Term Incentive Plan (LTIP) awards do not count towards the shareholding requirement during employment, but do count towards post-termination shareholding requirements (net of estimated taxes) provided there are no remaining performance conditions. In the new DRP those shares will count towards the requirement during employment, as well as post- termination. We also propose to simplify and align with market norms the post-employment requirement. For two years after stepping down as an Executive Director, they must maintain a shareholding equal to the number of shares required to be held immediately prior to stepping down as an Executive Director, or the actual number of shares held on stepping down if lower (provided that the Committee is satisfied that the resulting shareholding is appropriate given the relevant Executive Director’s tenure). The Bank of England published a consultation paper in December 2022 setting out joint proposals from the PRA and FCA to remove the regulatory limit on the level of variable pay relative to fixed pay in banks. The consultation timings would suggest that for Barclays any such change would come into effect from performance year 2024. We will consider the implications of any revised rules – both for the DRP and more widely within Barclays – over the course of 2023 and engage with shareholders if we are considering making changes to the DRP. Performance in 2022 Our commitment, as ever, is to a remuneration approach that rewards sustainable performance, which is a key element of our remuneration philosophy, as outlined on page 126. The robust operating performance we achieved in 2021 was sustained and extended through 2022. In 2022, we saw broad-based income momentum across all three of our operating businesses, delivering a 14% increase in Group income. The strength and consistency of our underlying performance further demonstrates the value of our diversified business model in delivering for our stakeholders through a range of economic conditions. 2022 saw another year of strong performance in the Corporate and Investment Bank (CIB), with Global Markets income up 38% as we supported our clients in very challenging market conditions and performed strongly against competitors, more than offsetting subdued Investment Banking fees. Income was also up in Barclays UK and in Consumer, Cards and Payments, supported by balanced growth and rising interest rates. We continue to invest in our business while maintaining focus on costs. Statutory costs for 2022 were £16.7bn, including the impact of the Over-issuance of Securities in the US. Operating costs, which exclude litigation and conduct, increased 6% compared to income growth of 14%, including the impact of sizeable movements in foreign exchange rates and inflation. This translated into a 9% increase in profit before impairment (having moved from a net credit impairment release in 2021 to a net impairment charge in 2022). We generated a RoTE of 10.4%, achieving our greater-than-10% target, and ended the year with a CET1 ratio of 13.9%, within our target range of 13% to 14%. We will return £2.2bn to shareholders in respect of 2022, via a total dividend for the year of 7.25p per share and £1.0bn of announced share buy-backs, which is equivalent to a total pay-out of c.13.4p per share. Colleague remuneration Our Fair Pay Agenda is at the heart of the decisions we make on colleague remuneration. This is particularly pertinent given the challenges faced by colleagues due to sharp increases in the cost of living, particularly for our lower-paid colleagues. Effective 1 August 2022, Barclays increased by £1,200 the full-time equivalent annual pensionable salary for 35,000 more-junior UK employees in customer-facing and support roles, bringing forward part of the March 2023 annual pay review. We also brought a portion of the March 2023 annual pay review forward into 2022 for junior employees across most of our main European offices, or in Germany made one-off payments as that was more appropriate under local rules. We worked closely with Unite, our recognised UK trade union, to agree a 2023 UK pay deal that, combined with the increases in August 2022, brought the total salary increase budget to 11% for our lowest-paid colleagues, or 6.75% for other union-recognised colleagues. We recognise the need to manage costs and as such these higher-than-normal increases do not apply to senior management roles or to most business areas within CIB. Paying at least a living wage to all our colleagues is a central element of our Fair Pay Agenda and we continue to ensure we at least meet living wage benchmarks for each country and consider the inflationary pressures our employees face. We are increasing our minimum UK full time equivalent salary to £22,250 and we continue to exceed the Living Wage Foundation's benchmarks. In the US, we reviewed the pay of our lowest paid colleagues resulting in a salary increase budget of 9% and colleagues will be paid at least $22.50 per hour. Our lowest-paid colleagues in India will receive an average increase of 10%. In all other locations, we continue to exceed the Fair Wage Network living wage benchmarks for each country. We are also taking tangible actions to drive greater transparency in our pay approach, continuing to simplify reward for junior colleagues. From March 2023, for our most junior roles in Barclays UK and support functions, pay levels and annual increases will be determined by role type, bonus approaches will be harmonised for future years, and starting salaries will be published. This is simpler and more transparent, making it easier for colleagues to understand how their pay is set and managed. Strategy Climate and sustainability Risk review Financial review Financial statements Shareholder information Barclays PLC 2022 Annual Report on Form 20-F 120Governance Remuneration report (continued)

This year’s incentive pool reflects all the elements set out at the start of this statement. The Committee wanted to recognise the strong performance across our three operating businesses, and in particular that of our Global Markets business. As well as good operating performance and delivery against our targets in 2022, colleagues have adapted to the rapidly changing external environment to support clients and customers in an extraordinary year. Whether it was CIB support for clients in the immediate aftermath of the Ukraine invasion or during the pension fund liquidity issue in the early autumn, or retail and small business customers requiring urgent assistance to manage their daily expenses, colleagues responded with dedication, pace and professionalism. Set against those positive factors, the Committee was mindful of the unsatisfactory impact of litigation and conduct issues, including the Over- issuance of Securities in the US, on both our financial performance and our reputation. Our incentive funding incorporates a significant reduction to reflect the impact of risk and control issues, as set out later in this statement. Taking all of this into account, the Committee has approved a Group incentive pool of £1,790m (2021: £1,945m). This level of incentive pool funding has enabled us to recognise the strong performance that has been achieved and to reward the teams and individuals responsible for that performance. It has also allowed us to continue to manage the challenges of the competitive global market, to attract and retain the talent required to deliver against our objectives. We fully recognised the importance of maintaining cost discipline, not paying more than is necessary, and ensuring the cost of litigation and conduct issues has a clear impact on pay outcomes. Furthermore, changes in foreign exchange rates mean the cost of paying bonuses outside the UK has increased year-on-year so in practice the incentive pool is down more than it appears at the headline level. The Committee considered this range of complex factors and concluded that this year’s incentive funding achieves the right balance, A significant downward adjustment of c.£500m to reflect risk and control issues, including the Over- issuance of Securities in the US and the monetary penalties imposed by the SEC and CFTC for the use of unauthorised business communications channels, is balanced against the strong performance in most parts of the Group during the year, which the Committee believes it is right to recognise. We believe that this level of incentive funding is appropriate given delivery against our targets and that it is consistent with our philosophy of rewarding sustainable performance, which in turn supports our long-term strategy to deliver attractive returns to shareholders. As always, a significant portion of the pool is delivered in shares, most of which will be deferred over a number of years, ensuring further alignment with shareholders. Those deferrals are subject to malus conditions. For Material Risk Takers, including the Executive Directors, deferrals and the upfront elements of incentive awards are also subject to clawback conditions, which may apply in a broad set of circumstances including individual misbehaviour or material failures of risk management. Executive Director remuneration Remuneration arrangements in respect of the Group Finance Director succession On 22 February 2022, Tushar Morzaria informed the Board of his intention to retire from the Board and as Group Finance Director, and the Board agreed that would take effect on 22 April 2022. Due to the timing, the remuneration arrangements in connection with his retirement from the Board and those for his successor, Anna Cross, were not reflected in last year’s Remuneration report but rather were set out in a separate announcement to the market on 23 February 2022. Group income £24,956m 2021: £21,940m Group profit before tax (before impairment) £8,232m 2021: £7,541m Group profit before tax £7,012m 2021: £8,194m Group RoTE 10.4% 2021: 13.1% Cost: income ratio 67% 2021: 67% CET1 ratio 13.9% 2021: 15.1% Group compensation to income ratio 33.5% 2021: 34.7% Group incentive pool £1,790m 2021: £1,945m . Strategy Climate and sustainability Risk review Financial review Financial statements Shareholder information Barclays PLC 2022 Annual Report on Form 20-F 121Governance Remuneration report (continued)

In response to Tushar stepping down as an Executive Director, the Committee determined that the 2022-2024 LTIP award and the 1 March 2022 Fixed Pay increase for Tushar that were disclosed in last year’s Remuneration report would not be implemented. Tushar’s bonus in respect of performance in 2021 remained as disclosed in the Remuneration report, save that a larger portion will vest over years 3 to 7 and a smaller portion over years 1 to 2 because of the LTIP award not being granted. For 2022, Tushar is eligible to receive a pro-rata discretionary annual bonus award for his part-year performance as Group Finance Director, in line with the DRP. There are no other remuneration payments in relation to his stepping down as an Executive Director. He continues to work within Barclays in other roles and so is not treated as a leaver in respect of any deferred bonus or LTIP awards. Anna Cross was appointed Group Finance Director from 23 April 2022. The remuneration arrangements that the Committee agreed on her appointment reflect her role and responsibilities and are in accordance with the current DRP. Anna’s Fixed Pay was set at £1,725,000, delivered 50% in cash, paid monthly, and 50% in Barclays shares. Fixed Pay shares are delivered quarterly, subject to a holding period with restrictions lifting over 5 years. Anna receives a cash allowance in lieu of pension equal to 5% of Fixed Pay, and standard benefits including medical cover and life assurance. Each year, Anna is eligible to be considered for a discretionary annual bonus award and LTIP award in line with the DRP, up to a maximum value of 90% of Fixed Pay for bonus and 134% of Fixed Pay for the LTIP. In setting the remuneration for Anna, the Committee considered the skills and relevant experience that she brings, and the benefits of strong and sustainable leadership in this critical role. We also considered pay levels at comparable firms and the competitive market for talent. We concluded that this level of Fixed Pay was an appropriate starting point, while noting that the maximum total compensation opportunity that this provides is low compared with our international banking peer group. For 2022, Anna and Tushar were each awarded a pro-rata discretionary annual bonus award for the respective portions of 2022 that they served as Group Finance Director. They also each received a separate discretionary incentive award in respect of the portion of 2022 during which they were carrying out other roles in Barclays, which are not included within this report as they do not relate to service as an Executive Director. Determining Executive Directors' pay outcomes The Committee considered the Executive Directors’ annual bonus and LTIP outcomes in the context of the Group’s performance, and the performance of each Executive Director, during 2022. On the financial measures for the annual bonus, profit before tax provided a 40.8% outcome out of 50% and the cost: income ratio provided a 3.6% outcome out of 10%. With good performance against the strategic non-financial measures, this resulted in a 2022 bonus outcome equal to 75.4% of maximum for C.S. Venkatakrishnan (known as Venkat), 75.4% of maximum for Anna and 74.4% of maximum for Tushar, after factoring in the performance of each against their personal objectives. Neither Venkat nor Anna received a 2020-2022 LTIP award as they were not Executive Directors at the time it was granted. The outcome for Tushar’s 2020-2022 LTIP was 70.0%, reflecting strong pro-forma RoTE and good performance against the strategic non- financial measures. In light of the Over- issuance of Securities, the Committee did not assess the Control environment element of the LTIP Risk scorecard but instead elected to set this element of the LTIP to zero. This LTIP award was granted in line with our usual annual timetable, in March 2020, at a time when global markets were falling as the start of the COVID-19 pandemic unfolded. The market share price at grant was 22% below the market share price at the time of the previous year’s LTIP grant. The Committee reviewed a range of analyses to assess whether any element of this LTIP vesting represents a ‘windfall gain’. The 2020-2022 LTIP was not granted at the bottom of the market, as the share price (and the value of the LTIP awards) dropped by a third over the following weeks. The Committee did not consider Barclays’ share price increase over the performance period since grant, equivalent to 9% per annum, to have been excessive but rather that it was commensurate with underlying corporate performance. Group RoTE exceeded 10% in both 2021 and 2022, up from 9.0%a in the financial year immediately prior to grant and building on the Group’s RoTE progression from 2017 through 2019. As a result, we concluded that there was no windfall gain and therefore no adjustment was required. More information on the Committee's considerations in relation to windfall gains is provided in the 2020-2022 LTIP section of the Annual report on Directors' remuneration. The Committee reflected on the appropriateness of the outcomes for both the 2022 bonus and 2020-2022 LTIP. We reviewed the underlying financial health of the Group, which is strong and well- capitalised. We considered the bonus outcomes in the context of the bonus outcomes for the wider workforce, ensuring appropriate alignment both this year and over a multi-year period, and also compared to historical outcomes for the Executive Directors in the context of performance each year. We concluded that the outcomes are appropriate in the context of the performance achieved and that no further discretionary adjustment was warranted. The Committee decided to grant awards under the 2023-2025 LTIP cycle with a face value at grant of 140% of Fixed Pay for Venkat and 134% of Fixed Pay for Anna, reflecting the personal contribution made by each to strong 2022 performance and to provide each with a significant incentive award subject to forward-looking performance conditions during 2023-2025. Note a Excludes litigation and conduct. Group RoTE for 2019 including litigation and conduct was 5.3%. Strategy Climate and sustainability Risk review Financial review Financial statements Shareholder information Barclays PLC 2022 Annual Report on Form 20-F 122Governance Remuneration report (continued)

Reduction in Executive Director bonus for 2021 and 2019-2021 LTIP vesting The Over-issuance of Securities resulted in the restatement of the 2021 financial statements, as well as adversely impacting 2022 performance. Consequently, we revisited the 2021 annual bonus outcomes for Venkat and Tushar, and the 2019-2021 LTIP outcome for Tushar. The Committee reduced the outcomes of the financial measures to reflect that restatement, and the outstanding deferred elements of those annual bonus and LTIP awards will be reduced accordingly. Venkat and Tushar were both supportive of this. No changes were made to any in-flight LTIP awards and the performance measures and targets for those awards have not been altered. The Committee will determine the vesting of those awards in due course, following the end of the relevant performance period. The Executive Directors' pay in 2023 In February 2023, the Committee reviewed the level of Fixed Pay for Venkat and Anna, in the same way and at the same time as fixed pay was reviewed for the wider workforce. The maximum total compensation opportunity for each is driven by their level of Fixed Pay, and for both is materially behind market when compared to the equivalent total compensation opportunity for comparable roles in our international banking peer group. The Committee considered this relative market positioning, in the context of the strong performance and significant personal contribution made by each of the Executive Directors, and their continued development in their respective roles. The Committee increased Fixed Pay by 3.4% for Venkat and 4.3% for Anna, in line with the current DRP, resulting in Fixed Pay of £2,875,000 and £1,800,000 respectively from 1 March 2023. This percentage increase is significantly lower than the average increase across the wider workforce, including the 11% and 6.75% spend on salary increases that were agreed as part of the 2023 UK pay deal. Even after these Fixed Pay increases, the total compensation opportunity for each Executive Director remains well behind the equivalent opportunity across our international banking peer group. The Committee carefully considered the performance measures for the Executive Directors' 2023 annual bonus and the 2023-2025 LTIP. Our conclusion was that the measures that we adopted last year continue to represent the most relevant building blocks towards our key longer- term financial and non-financial goals. The Committee will continue to review the measures and weightings for the Executive Directors' incentives to ensure that they appropriately support the delivery of our strategy. Shareholder alignment Of the total variable pay awards (annual bonus plus LTIP) to be granted to Venkat and Anna, 97% and 96% respectively will be in shares that must be retained for a period of between one and eight years from grant, aligning the Executive Directors' interests more closely to the shareholder experience. Both Venkat and Anna already have significant shareholdings and will continue building these over the coming years towards the level stipulated under the personal shareholding requirements. Group Chair and Non-Executive Director fees The Committee reviews the Group Chair's fee from time to time and the current DRP allows for fee increases of up to 20% during the three-year term of the policy. In practice, the Group Chair's fee has remained at the same level since 2015. In February 2023, the Committee considered the fee in the context of the chair fees paid across our international banking peer group, with a particular focus on the UK banks, given the regional differences in both the role and pay for non-executive directors including chairs. The Committee approved an increase in the Group Chair's fee of 5%, from £800,000 to £840,000, effective 1 January 2023, equivalent to 1.6% per annum compounded over the three-year life of the current DRP. Of this, £100,000 each year will continue to be used to purchase Barclays shares that are retained on the Group Chair's behalf until he retires from the Board. No other changes to the Group Chair's remuneration arrangements or benefits were made. The Board reviewed the other Non- Executive Directors’ fees during 2022 and in December approved (with the impacted Non-Executive Directors having recused themselves from discussion) an increase in those fees of 5% with effect from 1 January 2023. This is equivalent to 1.6% per annum compounded over the period since any of these fees were last increased, with effect from 1 January 2020. There have been no other increases in those fees during the three-year term of the current DRP. Risk and control impacts on remuneration We have considered the significant impact on the Group of risk and control issues during 2022 throughout our remuneration decision-making this year, including the financial impact, the reputational impacts and how these events reflect on our control environment. Principally, our consideration has been focused on the incentive pool for 2022. Our incentive funding incorporates a significant reduction to reflect the impact of risk and control issues, as referenced above. The Over-issuance of Securities in the US was a key factor in determining these remuneration impacts and accounts for the majority of the incentive pool reduction. The monetary penalties imposed by the SEC and CFTC for the use of unauthorised business communications channels were also taken into account. Incentive pool Reduction 2022 incentive pool reduction c.£500m This reduction was c.£500m, which had an impact across the whole of Barclays but was more focused in the areas of the Group closest to where the incidents occurred, resulting in larger year-on-year reductions in those areas. The Committee ensured that certain individuals who identified and escalated the over-issuance or who were most central to its remediation have been specifically recognised and rewarded, reinforcing the culture that colleagues should speak out, raise issues and work collaboratively to resolve those issues. On the other hand, our review of individuals who may be considered responsible or otherwise accountable for the over-issuance is progressing. Once concluded, appropriate action will be taken including negative adjustment to variable remuneration where applicable. As that review is ongoing, unvested variable remuneration of relevant persons will be suspended as required to allow the review to run its course. Strategy Climate and sustainability Risk review Financial review Financial statements Shareholder information Barclays PLC 2022 Annual Report on Form 20-F 123Governance Remuneration report (continued)

For the Executive Directors, the financial measures for both the 2022 bonus and the 2020-2022 LTIP awards are defined as excluding material items (material one-off items that are typically called out within our financial reporting). The Committee exercised its discretion not to exclude the impacts associated with the Over- issuance of Securities in the US or the monetary penalties imposed by the SEC and CFTC for the use of unauthorised business communications channels. As a result, the 2022 annual bonus awards were £403,000, £166,000 and £76,000 lower than they would otherwise have been, for Venkat, Anna and Tushar respectively (after pro-rating for Anna and Tushar). The 2020-2022 LTIP vesting outcome was 5% less than it might have been, as the Committee set the Control environment element of the LTIP Risk scorecard to zero. In addition, the Committee reduced the 2021 annual bonus outcomes for Venkat and Tushar, and the 2019-2021 LTIP outcome for Tushar, to reflect the impact of the restatement of the 2021 financial statements on the financial metrics for those awards, as outlined earlier. In summary, the aggregate remuneration impacts for the Executive Directors in this respect are as shown in the following table: Executive Directors' incentive outcomes Reduction 2022 bonus outcomes £645,000 2020-2022 LTIP outcome £213,000 2021 bonus outcomes £30,000 2019-2021 LTIP outcome £116,000 Total £1,004,000 The review by external counsel into the facts and circumstances relating to the Over-issuance of Securities concluded that the occurrence of the over-issuance was not the result of a general lack of attention to controls by Barclays, and that Barclays’ management has consistently emphasised the importance of maintaining effective controls. As such, although the financial impact of the over-issuance on the Group was significant, the Committee concluded that reducing the Executive Directors’ incentive outcomes via the financial performance metrics, plus setting the Control environment element of the 2020-2022 LTIP Risk scorecard to zero, was sufficient and appropriate. Update in respect of Jes Staley’s remuneration As outlined in last year’s Annual Report, on 31 October 2021 the Board agreed with Jes Staley that he would step down from the role of Group Chief Executive with immediate effect. In doing so, Mr Staley was legally and contractually entitled to 12 months’ notice, during which he continued to receive his Fixed Pay and other benefits. Accordingly, his employment came to an end in the usual way at the end of his notice period, on 31 October 2022. No further remuneration decisions have been made in respect of Mr Staley. As outlined in last year’s Remuneration report, his unvested awards remain suspended pending further developments in respect of the regulatory and legal proceedings related to the FCA and PRA investigation regarding Mr Staley, including LTIP awards that otherwise might have vested. Those proceedings are ongoing. Looking ahead As the Group Chief Executive sets out in his review, although we have demonstrated that our diversified model can deliver attractive returns, our focus is to be prepared for the road ahead to create further value for our customers, clients, investors and other stakeholders. As we move into 2023, the Committee maintains its commitment to rewarding sustainable performance. We will continue our focus on supporting management to use our performance management and remuneration policies and practices to incentivise and reward progress as we deliver our strategic goals, reinforce the importance of good conduct, strong controls and risk management, and support Barclays' Values, Mindset and culture. We will continue to engage with our shareholders and other stakeholders on pay, and will be meeting with our largest shareholders to discuss our pay outcomes for 2022. Beyond this, we will maintain focus on our Fair Pay Agenda, continuing to support colleagues through the challenges we all face and furthering our work on pay simplification. We remain committed to making sure that the way we pay our people continues to support the long- term health and success of the Group. Brian Gilvary Chair, Board Remuneration Committee 14 February 2023 Strategy Climate and sustainability Risk review Financial review Financial statements Shareholder information Barclays PLC 2022 Annual Report on Form 20-F 124Governance Remuneration report (continued)

Executive Director remuneration outcomes at a glance C.S. Venkatakrishnan Annual bonus Total remuneration outcomesa (£m) £1,949k 75.4% of maximum 75.4% Annual bonus performance measures (% weighting) Financial (60%) Profit before tax (excluding material items) (50%) 81.6% Cost:income ratio (excluding material items) (10%) 36.0% Strategic non-financial (25%) 72.0% Personal objectives (15%) 86.7% 2022 Max for 2022 5.197 9.725 n Fixed Pay n Pension and benefits n Annual bonus n LTIP Share ownership (£000) Date of appointment 1 November 2021 C.S. Venkatakrishnan has until 1 November 2026 (five years from the date of his appointment as an Executive Director) to meet this shareholding requirement. As at 31 December 2022, based on vested shares only, as per the current DRP, Q4 2022 average share price of £1.5315 and an annualised Fixed Pay of £2,780k for C.S. Venkatakrishnan. n Actual n Requirement Anna Cross Annual bonusb Total remuneration outcomesc (£m) £803k 75.4% of maximum 75.4% Annual bonus performance measures (% weighting) Financial (60%) Profit before tax (excluding material items) (50%) 81.6% Cost:income ratio (excluding material items) (10%) 36.0% Strategic non-financial (25%) 72.0% Personal objectives (15%) 86.7% 2022 Max for 2022 2.057 2.321 n Fixed Pay n Pension and benefits n Annual bonus Share ownership (£000) Date of appointment 23 April 2022 Anna Cross has until 23 April 2027 (five years from the date of her appointment as Executive Director) to meet this shareholding requirement. As at 31 December 2022, based on vested shares only, as per the current DRP, Q4 2022 average share price of £1.5315 and an annualised Fixed Pay of £1,725k for Anna Cross. n Actual n Requirement a C.S. Venkatakrishnan's LTIP value for 2022 is nil as he was not a participant in the 2020-2022 LTIP cycle. The LTIP value shown for his 2022 maximum is the maximum LTIP award value that he could have been granted under the current DRP (140% of Fixed Pay) multiplied by his 2022 year-end Fixed Pay. b Anna Cross was appointed as Group Finance Director on 23 April 2022. The bonus shown for 2022 is in respect of her service as an Executive Director during 2022. c Anna Cross was appointed as Group Finance Director on 23 April 2022. The values shown are in respect of her services as an Executive Director during 2022, with both the actual and maximum values pro-rated for the proportion of the year in that role. The LTIP value for 2022 is nil as she was not a participant in the 2020-2022 LTIP cycle. No LTIP value is shown for the 2022 maximum as she was only appointed as an Executive Director during the year. Strategy Climate and sustainability Risk review Financial review Financial statements Shareholder information Barclays PLC 2022 Annual Report on Form 20-F 125Governance Remuneration report (continued)

Remuneration philosophy To attract and retain the people who can best deliver for our customers and clients, we must pay fairly and appropriately – balancing the interests of all our stakeholders. Our policies and practices are transparently communicated and enable us to reward sustainable performance in line with our Values, Mindset and risk expectations. This is our remuneration philosophy. Philosophy Attract and retain talent needed to deliver Barclays’ strategy Long-term success depends on the talent of our employees. This means attracting and retaining an appropriate range of talent to deliver against our strategy, and paying the right amount for that talent. Align pay with investor and other stakeholder interests Remuneration should be designed with appropriate consideration of the views, rights and interests of stakeholders. This means listening to our shareholders, other investors, regulators, government, customers and employees and ensuring their views are appropriately represented in remuneration decision-making. Reward sustainable performance Sustainable performance means making a positive and enduring difference to investors, customers and communities, taking pride in leaving things better than we found them and playing a valuable role in society. Support Barclays’ Values and culture Results must be achieved in a manner consistent with our Values. Our Values, culture and Mindset should drive the way that business is conducted. Align with risk appetite, risk exposure and conduct expectations Designed to reward employees for achieving results in line with the Group’s risk appetite and conduct expectations. Be fair, transparent and as simple as possible We are committed to ensuring pay is fair, simple and transparent for all our stakeholders. All employees and stakeholders should understand how we reward our employees, and fairness should be a lens through which we make remuneration decisions. Our philosophy in action Our remuneration philosophy applies to all of our employees globally, including our Executive Directors. The pay decisions set out in this report are a result of the application of our remuneration philosophy during 2022. Our philosophy and the way that we approach remuneration is designed to be as simple and clear as possible, while ensuring strong alignment with risk and conduct as well as our Values and Mindset. It is closely aligned with Provision 40 of the FRC’s UK Corporate Governance Code, as shown in the table later in this section, and we have continued to be transparent on the resulting outcomes in this report. We seek to consider the views of all of our stakeholders in remuneration decision-making. In 2022, we achieved this by meeting with institutional shareholders to understand their views on our 2021 pay outcomes, engaging extensively with our regulators to ensure appropriate compliance with regulatory requirements, and continuing our partnership with Unite the Union in the UK to understand the views of their members and agree a new pay deal. We used our 2021 Fair Pay Report and internal communication channels to share information on our approach to pay with colleagues, including how executive remuneration aligns with the wider workforce pay policy, and we are now publishing our fifth Fair Pay Report to help do the same for 2022. Specifically relating to our Executive Directors, we review the performance measures for the forward-looking incentives each year to ensure that we maintain alignment with our strategic priorities and KPIs, and to ensure that the measures we select continue to be appropriate in light of current circumstances and challenges. Alongside our key financial measures, our strategic non-financial performance objectives aim to ensure that the link between individual incentive outcomes and the delivery of our strategy, and the achievement of sustainable long-term performance, continues to be reinforced. The alignment of executive pay to our culture was further supported by the continued inclusion in the personal objectives for our Group Chief Executive of the responsibility to embed our Mindset across the organisation and continue to develop a high-performing culture in line with our Values. Strategy Climate and sustainability Risk review Financial review Financial statements Shareholder information Barclays PLC 2022 Annual Report on Form 20-F 126Governance Remuneration report (continued)

Alignment with strategic priorities and stakeholder groups Our three strategic priorities are reflected in the measures that determine colleague incentives, including bonus and LTIP outcomes for the Executive Directors. Some of these performance measures are assessed annually while the full impact of delivering our strategy will only be seen over several years. The table below sets out the performance measures used in the 2023 Executive Director bonus and the 2023-2025 LTIP, and outlines how these align to our strategic priorities, and to each of our key stakeholder groups. Performance measures Included in 2023 annual bonus Included in 2023-2025 LTIP Alignment to strategic pillars Alignment to stakeholder groups Deliver next generation, digitised consumer financial services Deliver sustainable growth in the CIB Capture opportunities as we transition to a low-carbon economy Customers and clients, Colleagues, Society and Investors Financial Profit before tax with CET1 ratio underpin Cost:income ratio Return on tangible equity (RoTE) CET1 ratio Relative total shareholder return (TSR) Personal Individual objectives for the Executive Directors are aligned to our Purpose and strategic priorities Strategic non-financial A number of sources are used to assess the success of our strategy and to provide a balanced review of our performance, including both non-financial and financial measures Including Customer and client measures, such as: Barclays UK Net Promoter Score (NPS) Barclays UK complaints Consumer, Cards and Payments US customer digital engagement Including Customer and client measures, such as: Global Markets revenue ranking and share Investment Banking global fee ranking and share Including Climate and sustainability measures, such as: Social, environmental and sustainability-linked financing facilitated Reducing our financed emissions (our current estimate of our clients’ activities based on our disclosed methodology) Including Colleague measures, such as: Measures of colleague engagement and colleague advocacy Gender and ethnicity diversity Achievement against our Strategic non- financial measures also benefits Investors Risk scorecard Captures a range of risks aligned with the annual risk alignment framework The management of risk underpins the execution of our strategy. The internal and external risks that the Group is exposed to as part of its ongoing activities are managed as part of our business model. The current LTIP Risk scorecard measures performance against three broad categories – Capital and liquidity, Control environment and Conduct – using a combination of quantitative and qualitative metrics Stakeholder groups Customers and clients – Supporting our customers and clients to achieve their goals with our products and services. Colleagues – Helping our colleagues across the world develop as professionals. Society – Providing support to our communities, and access to social and environmental financing to address societal need. Investors – Delivering attractive and sustainable shareholder returns on a foundation of a strong balance sheet. Strategy Climate and sustainability Risk review Financial review Financial statements Shareholder information Barclays PLC 2022 Annual Report on Form 20-F 127Governance Remuneration report (continued)

Alignment with Provision 40 of the UK Corporate Governance Code Code requirements How the Committee has addressed the requirement Clarity – remuneration arrangements should be transparent and promote effective engagement with shareholders and the workforce – A clear remuneration philosophy with aligned policies and practices for Executive Directors and the wider workforce – Our Fair Pay Report, which sets out how pay fairness is central to what we stand for, is used to engage with our shareholders and our colleagues – Regular engagement on remuneration with our largest institutional shareholders Simplicity – remuneration structures should avoid complexity and their rationale and operation should be easy to understand – Clear disclosure of rationale for and operation of each element of the DRP – Executive Directors incentivised via annual bonus with deferral and LTIP – Prospective disclosure of bonus metrics and LTIP targets, and full retrospective disclosure of outcomes against financial and non- financial targets and criteria, with full supporting commentary Risk – remuneration arrangements should ensure reputational and other risks from excessive rewards, and behavioural risks that can arise from target-based incentive plans, are identified and mitigated – Assessment of 'What' and 'How' performance is achieved – Ex-ante and ex-post risk factored into the assessment of business performance – Significant deferral into shares, to align with shareholder experience – Committee discretion to adjust all variable remuneration outcomes – Malus and clawback provisions apply to all elements of variable remuneration Predictability – the range of possible values of rewards to individual Directors and any other limits or discretions should be identified and explained at the time of approving the policy – Regulatory caps on incentive outcomes – Scenario charts illustrate potential pay-outs under each element of the DRP – Key areas of Committee discretion clearly outlined in the DRP Proportionality – the link between individual awards, the delivery of strategy and the long-term performance of the company should be clear. Outcomes should not reward poor performance – Annual bonus and LTIP measures reviewed each year to maintain alignment to strategic priorities / KPIs – Very significant deferral into shares, to align with shareholder experience – Committee discretion, malus and clawback provisions apply to all elements of variable remuneration, to ensure risk alignment for the Executive Directors Alignment to culture – incentive schemes should drive behaviours consistent with company Purpose, Values and strategy – The Committee reviews all policies and practices, including incentive schemes, ensuring alignment to the Group's Purpose, Values, Mindset and conduct expectations – A key aspect of remuneration philosophy is rewarding sustainable performance – Executive Directors' bonus and LTIP based on a balanced scorecard of financial and non-financial measures, with financial measures aligned to external financial targets and non financial measures aligned to supporting Customers and clients, Colleagues and Climate and sustainability – Commitment to pay fairness across the workforce – Executive Director remuneration outcomes considered in the context of outcomes across the wider workforce Strategy Climate and sustainability Risk review Financial review Financial statements Shareholder information Barclays PLC 2022 Annual Report on Form 20-F 128Governance Remuneration report (continued)

Fair pay at a glance We have developed our fair pay approach over a number of years and we continue to ensure that fairness is a key, and explicit, consideration in the way we make all of our pay decisions. + Barclays PLC Fair Pay Report 2022 can be found online at home.barclays/annualreport With the rising cost of living, our commitment to fair and appropriate pay is more important than ever. During 2022, we continued our work on this and as a result we were well positioned to take rapid action to support colleagues in response to sharp increases in the cost of living, through pay increases for our lowest paid colleagues. We also factored in cost inflation during the annual salary review impacting 2023 salaries. We continue to strive for greater transparency in our approach to pay, and as part of this during 2022, we simplified the reward structures for some of our lowest paid colleagues in the UK and US. This is our fifth year publishing a Fair Pay Report and we will continue to use the report to engage with our stakeholders on pay, explaining our approach to fair pay, including the alignment of approaches to Executive Directors’ and employee pay. We encourage you to read the full report. Fair pay for the lowest paid Paying fairly for work done, in a simple and transparent way. • Continued to progress our work on global living wages, reviewing all our locations around the world to ensure we pay at least the living wage • Simplified incentives for colleagues in US contact centres by replacing four historical plans with a single, consistent and more transparent approach • Responded to cost-of-living challenges by bringing forward part of the 2023 pay increase budget, awarding our most junior colleagues in the UK and in some European countries a salary increase effective from August 2022 and November 2022 respectively • Introducing a simpler and more transparent approach to pay for most junior UK roles from March 2023 Equal opportunities to progress Providing equal employment opportunities to all, so everyone can enjoy a successful career at Barclays. • Enhanced our continuous performance management cycle to focus on two of our global priorities, Diversity, Equity and Inclusion, and Risk and Control, through communication and eLearning • Reinforced the right behaviours through our recognition programme, with a colleague being recognised on average every 45 seconds in 2022 • Achieved our Race at Work Ambition to double the number of Black Managing Directors by the end of 2022 • Set a new Race at Work Ambition to increase the population of Managing Directors from underrepresented ethnicities by at least 50% by the end of 2025 Communicating with colleagues Engaging with colleagues to understand their views on the culture of the organisation and enabling the representation of employees in our remuneration decision-making process. • Engaged with Unite the union on a range of topics including cost-of-living and fair pay, and agreed a 2023 UK pay deal providing our lowest-paid colleagues a total average annual salary increase budget of 11% • Published additional information for colleagues to explain how the Group’s pay and performance approach aligns to the Fair Pay Agenda • Our Inclusion Index measures how included our colleagues feel. For 2022 it is 82%, up from 79% in 2021 • Our Wellbeing Index measures how colleagues feel about their wellbeing. For 2022 it is 86%, up from 84% in 2021 Alignment of employee and Executive Director pay Linking both Executive and employee pay to sustainable business performance. • Our pay policies are strongly aligned across the wider workforce, senior employees and Executive Directors of Barclays PLC • Where pay policies differ, this is aligned to differences in seniority and ability to influence business performance • Pay outcomes continue to be aligned with financial and non-financial performance • 2023 salary increase budget for the most junior colleagues in the UK is 11%, US is 9% and India is 10%. The budget for more senior employees is smaller. The Group Chief Executive and Group Finance Director will receive 3.4% and 4.3% respectively Equal pay commitment Rewarding employees fairly for their contribution and making sure pay and performance decisions never take into account any protected characteristics • Explicit communication to managers that pay decisions must not take into account gender, age, ethnicity, disability, sexual orientation, religion, marital status, pregnancy, maternity, parental leave or any other protected characteristic • All grievances raised by employees, including any issues relating to pay, are investigated • Robust processes in place to review pay and performance decisions to ensure outcomes remain fair and free from bias Key milestones: Five years of fair pay reporting Published our Equal Pay Commitment for the first time in the 2018 Fair Pay Report Published additional fair pay communication materials to our colleagues to explain how the pay and performance approach aligns to the Fair Pay Agenda Published our Fair Pay Agenda for the first time to articulate how we think about fair pay at Barclays First global review of living wages, increasing minimum hourly rates in the US and India Aligned Executive Directors’ pension contribution with the wider workforce while simultaneously increasing the contribution for our most junior UK colleagues from 10% to 12% Responded to the cost-of-living challenges in the UK and Europe by bringing forward a portion of the annual salary increase budget Strategy Climate and sustainability Risk review Financial review Financial statements Shareholder information Barclays PLC 2022 Annual Report on Form 20-F 129Governance Remuneration report (continued)

Employee remuneration policy summary As outlined earlier, Barclays has a clearly articulated remuneration philosophy. This continues to drive our thinking in how we structure and determine remuneration for all employees, from the most senior (including our Executive Directors) to our new apprentices and graduates. As part of our annual review we assessed our remuneration policies and practices for alignment with Barclays’ Purpose, Values and Mindset, our remuneration philosophy and our Fair Pay agenda, including ensuring appropriate alignment between the Directors’ remuneration policy and remuneration approaches for senior management and the wider workforce. We continue to ensure that we comply with all prevailing regulations. We identify individuals whose roles may expose Barclays to material risk, and assess and structure their pay in a way which encourages alignment of their interests with those of Barclays and our shareholders. The table below provides a summary of the remuneration approach for employees below Board level. Summary remuneration policy – employees below Board level Element Operation Salary Salaries reflect individuals’ skills and experience and are reviewed annually. They are increased where justified by role change, increased responsibility or a change in the appropriate market rate. Salaries may also be increased in line with local statutory requirements and in line with union and works council commitments. We have been a living wage employer in the UK since 2013, and continue to work with the Fair Wage Network to complete an annual review of our pay levels against living wage benchmarks across locations globally. Role Based Pay (RBP) A small number of senior employees (c.2% UK employees) receive a class of Fixed Pay called RBP to recognise the seniority, scale and complexity of their role. This may change where justified by role or responsibility change or a change in the appropriate market rate. Pension and benefits The provision of a competitive package of benefits is important to attracting and retaining the talent needed to deliver Barclays’ strategy. Employees have access to a range of country-specific company-funded benefits, including pension schemes, healthcare, life assurance and other voluntary employee-funded benefits. Employer pension contributions for the UK workforce are at least at the level of those for the Executive Directors, and are set at a minimum of 10% of salary (a minimum of 12% for more junior colleagues). Annual bonus Annual bonuses incentivise and reward the achievement of Group, business and individual objectives, and reward employees for demonstrating individual behaviours in line with Barclays’ Values and Mindset. All employees are considered, subject to eligibility criteria. For senior employees, an appropriate proportion of their annual bonus is deferred to future years. Deferred bonuses are generally delivered in equal portions as deferred cash and shares. They are subject to either a three, four, five or seven-year deferral period (and for Material Risk Takers (MRTs) further holding periods of six or 12 months for deferrals in shares) in line with regulatory requirements. Consistent with regulation, the remuneration of MRTs is subject to the 2:1 maximum ratio of variable to fixed remuneration. Share plans We encourage wider employee share ownership through the all-employee share plans, with plans available to 99% of colleagues globally. Performance management Performance assessment is based on two core dimensions: ‘what’ has been delivered against agreed individual, team and business objectives, as well as ‘how’ this has been achieved in line with our Barclays’ Values and Mindset. Both dimensions are assessed and rated independently of each other with no requirement to have an overall rating. This reinforces the equal importance of the ‘what’ and ‘how’. Risk and conduct Risk and conduct is taken seriously at Barclays and the Committee ensures that there are in-year adjustments, malus or clawback applied to individual remuneration, where appropriate. In addition to individual adjustments, the Committee considers collective adjustments to the incentive pool for risk and conduct. For 2022, the total impact of risk and conduct-related collective adjustments is a reduction of c. £500m. More information on our approach to performance management, and risk and conduct, as well as information in relation to Material Risk Takers, are set out in Appendix C of the Barclays PLC Pillar 3 Report 2022. Barclays PLC Pillar 3 Report 2022 can be found online at home.barclays/annualreport Strategy Climate and sustainability Risk review Financial review Financial statements Shareholder information Barclays PLC 2022 Annual Report on Form 20-F 130Governance Remuneration report (continued)

Directors’ remuneration policy This section sets out the proposed new Directors’ remuneration policy, which is intended to apply for three years beginning on the date of the 2023 AGM, subject to shareholder approval. Key elements of the policy remain unchanged from the existing policy. Minor changes have been made to simplify the shareholding requirement and align its operation with market practice, and to simplify other elements of the policy wording, including moving items relating to the implementation of the policy out of the policy itself and into the Annual report on Directors’ remuneration. The existing policy can be found on pages 93 to 122 of the 2019 Annual Report or at home.barclays/annualreport. Remuneration policy – Executive Directors Fixed Pay Fixed Pay is determined based on the individual’s role, skills and experience with reference to market practice and market data (on which the Committee receives independent advice). The Committee aims to set the Fixed Pay for each Executive Director at a level that provides an appropriately competitive total compensation, within regulatory maximums and policy limits on the level of variable pay relative to fixed pay. Executive Directors’ total compensation is benchmarked against similar roles at a peer group of international banks of comparable size and complexity, as determined by the Committee. The Committee may amend the peer group from time to time to ensure it remains a relevant comparison to Barclays or if circumstances make this necessary (for example, as a result of takeovers or mergers). 50% of Fixed Pay is delivered in cash (paid monthly), and 50% is delivered in shares. The shares are delivered in four equal quarterly instalments (after deduction of applicable payroll taxes) and are then subject to a holding period, with restrictions lifting over five years from the date of delivery (20% each year). The Executive Directors beneficially own the shares from the date of delivery and are entitled to receive any dividends that are subsequently paid on those shares. Fixed Pay for each Executive Director is reviewed annually and set to provide an appropriate total compensation opportunity compared to the peer group, as determined by the Committee, taking into account the Executive Director’s skills, experience and performance. Increases will normally be no more than the average annual increase for UK employees. The Committee may determine larger increases in circumstances such as changes in responsibilities, when the overall total compensation opportunity is materially below the market or when it is justified based on skills, experience and performance in the role. Payment of Fixed Pay is not contingent on any performance measures. To reward skills and experience appropriate for the scale, complexity and responsibilities of the role and to provide the basis for a competitive remuneration package. Pension Executive Directors receive an annual cash allowance in lieu of participation in a pension arrangement. Risk and conduct adjustments, malus and clawback provisions do not apply to pension. The maximum annual cash allowance value is currently 5% of Fixed Pay (equivalent to 10% of the cash element of Fixed Pay). The Committee may change the maximum annual cash allowance in lieu of pension, provided that the maximum allowance as a percentage of the cash element of Fixed Pay will not exceed the employer pension contribution rate provided to the wider UK workforce. There are no performance measures. To support Executive Directors to build long- term retirement savings. Element and purpose Operation Maximum value and performance measures Strategy Climate and sustainability Risk review Financial review Financial statements Shareholder information Barclays PLC 2022 Annual Report on Form 20-F 131Governance Remuneration report (continued)

Benefits Executive Directors’ benefits provision includes, but is not restricted to, private medical cover, annual health check, life and ill health income protection, and use of a Company vehicle and driver when required for business purposes (including any tax liabilities that may arise from these benefits). If an Executive Director relocates to perform their role, additional support may be provided for a defined and limited period of time, in line with Barclays’ general employee mobility policies and practices. This would include, but is not restricted to, the provision of temporary accommodation, tax advice, home leave flights, removals assistance and relocation flights for the Executive Director and their dependents as well as tax and/or social security costs arising in connection with such benefits. The maximum value of benefits is determined by the nature of the benefit itself and costs of provision may depend on external factors, e.g. insurance costs. There are no performance measures. To provide a competitive and cost-effective benefits package appropriate to the role and reflecting local market practice, and to support the health and wellbeing of the Executive Directors. Annual bonus Determination of annual bonus Individual bonuses are entirely discretionary and decisions are based on the Committee’s judgement of Executive Directors’ performance in the year, measured against Group and personal objectives. Delivery structure Annual bonuses are delivered as a combination of cash and shares, a proportion of which may be deferred and/or subject to a holding period. Clawback provisions apply to the bonus (described later in this policy). Deferral proportions and vesting profiles will be structured so that, in combination with any LTIP award, the proportion of variable pay that is deferred is no less than that required by regulations (currently 60%). Deferred bonuses are granted subject to the relevant plan rules, with vesting subject to certain requirements including continued employment and the malus provisions (described later in this policy). The number of deferred bonus shares to be awarded may be based on a share price discounted by reference to an expected dividend yield over the vesting period, where dividend equivalents cannot be awarded due to regulations. In such circumstances, the Committee has discretion to reduce (not increase) the number of shares that vest if actual dividends paid over the period are materially lower than the original dividend assumption. The maximum annual bonus opportunity is 93% of Fixed Pay for the Group Chief Executive and 90% of Fixed Pay for the Group Finance Director. Although the Committee takes a structured approach to considering the level of bonus outcome each year, as outlined below, any bonus award is discretionary and any amount may be awarded from zero to the maximum value. Each year, the Committee sets forward-looking performance measures, weightings and targets near the start of the year, covering financial and non-financial measures. Financial factors will normally guide at least 60% of the bonus opportunity. The Committee will consider performance against those measures in determining the annual bonus for the Executive Directors. The Committee has the discretion to vary the measures and their respective weightings. The measures and weightings will be disclosed annually as part of the Annual Report on Directors’ remuneration, at the beginning of the performance year. To reward delivery of short-term financial targets and strategic objectives, and the individual performance of the Executive Directors in achieving those. Delivery in part in shares with holding periods increases alignment with shareholders. Bonus deferral encourages longer-term focus and longer-term share retention. Element and purpose Operation Maximum value and performance measures Strategy Climate and sustainability Risk review Financial review Financial statements Shareholder information Barclays PLC 2022 Annual Report on Form 20-F 132Governance Remuneration report (continued)

Long Term Incentive Plan (LTIP) award Determination of LTIP award LTIP awards are determined by the Committee following discussion of recommendations made by the Chairman (for the Group Chief Executive’s LTIP award) and by the Group Chief Executive (for other Executive Directors’ LTIP awards) based on satisfactory performance over the prior year. Delivery structure LTIP awards are granted subject to the plan rules and are conditional awards to receive Barclays shares at no cost (although they may be satisfied in other instruments as may be required by regulation). Vesting is dependent on certain requirements including the achievement of performance measures, continued employment and malus and clawback provisions. LTIP awards are structured so that when combined with the annual bonus the proportion of variable pay that is deferred is no less than that required by regulations (currently 60%). No award vests before the third anniversary of grant and award vests no faster than permitted by regulations (currently in five equal tranches with the first tranche vesting on or around the third anniversary of grant and the last tranche vesting on or around the seventh anniversary of grant). Any shares that vest are subject to an additional holding period with restrictions lifting no faster than permitted by regulations (currently 1 year following vesting, though sufficient shares may be sold to settle personal tax liabilities). The number of shares to be awarded may be based on a share price discounted by reference to an expected dividend yield over the vesting period, where dividend equivalents cannot be awarded due to regulations. In such circumstances, the Committee has discretion to reduce (not increase) the number of shares that vest if actual dividends paid over the period are materially lower than the original dividend assumption. The maximum annual LTIP award for the Group Chief Executive is 140% of Fixed Pay and 134% of Fixed Pay for the Group Finance Director. For each award, the Committee sets forward-looking performance measures, weightings and targets at grant. These will be disclosed prospectively as part of the Annual Report on Directors’ remuneration, including the threshold and maximum level of performance for each financial measure. Financial measures will normally be at least 70% of the total opportunity. Straight-line vesting applies between threshold and maximum performance. For each measure, no more than 25% will vest at threshold performance. There is no retesting allowed of those conditions. In exceptional circumstances, the Committee has discretion (permitted under the plan rules approved by shareholders) to amend targets, measures, or the number of shares under awards if an event happens (for example, a major transaction) that, in the opinion of the Committee, causes the original targets or measures no longer to be appropriate or such adjustment to be reasonable. The Committee also has the discretion to reduce the vesting of any award, including to nil, if it deems that the outcome is not consistent with performance delivered. To incentivise execution of Barclays’ strategy over a multi-year period. Long-term performance measurement, deferral into Barclays shares and holding periods encourage a long-term view and align Executive Directors’ interests with those of shareholders. Risk and conduct adjustment - malus and clawback Any bonus or LTIP awarded is subject to malus and clawback provisions. The malus provisions enable the Committee to reduce the amount of unvested bonus or LTIP (including to nil) prior to vesting in specified circumstances, including, but not limited to: Malus and clawback provisions discourage excessive risk-taking and inappropriate behaviours. ▪ a participant deliberately misleading Barclays, the market and/or shareholders in relation to the financial performance of the Barclays Group ▪ a participant causing harm to Barclays’ reputation or where his/her actions have amounted to misconduct, incompetence or negligence ▪ a material restatement of the financial statements of the Barclays Group or any subsidiary, or the Group or any business unit suffering a material downturn in its financial performance ▪ a material failure of risk management in the Barclays Group ▪ a significant deterioration in the financial health of the Barclays Group. The clawback provisions enable amounts to be recovered after they have vested, for a period in line with applicable regulation – currently seven years from grant (which can be extended to up to ten years in circumstances where a relevant investigation is ongoing at the end of the initial seven-year period) where (i) a participant’s actions or omissions have amounted to misbehaviour or material error and/or (ii) Barclays or the relevant business unit has suffered a material failure of risk management. Element and purpose Operation Maximum value and performance measures Strategy Climate and sustainability Risk review Financial review Financial statements Shareholder information Barclays PLC 2022 Annual Report on Form 20-F 133Governance Remuneration report (continued)

All-employee share plans Executive Directors are entitled to participate in the following all-employee share plans: (i) Barclays Sharesave under which they can make monthly savings out of post-tax pay over a period of three or five years linked to the grant of an option over Barclays’ shares which can be at a discount of up to 20% on the share price set at the start. (ii) Barclays Sharepurchase under which they can make contributions (monthly or as a lump sum) out of pre-tax pay (if based in the UK) which are used to acquire Barclays’ shares. (i) Savings per month between £5 and the maximum set by Barclays (currently £300), which will be no more than the statutory maximum that applies for all employees. There are no performance measures. (ii) Contributions per tax year of between £10 and the maximum set by Barclays (currently £1,800), which will be no more than the statutory maximum that applies for all employees. Barclays may match contributions up to the statutory maximum (current match is 1:1 for employee contributions up to £600 per tax year). There are no performance measures. To help increase the number of employee shareholders and increase their participation as shareholders. Provides potential UK tax benefits. Shareholding requirement Executive Directors have a contractual obligation to build up a shareholding, within five years from their date of appointment as Executive Director, with a value equivalent to: • Group Chief Executive: 233% of Fixed Pay • Group Finance Director: 224% of Fixed Pay which, for each Executive Director, is equivalent to their maximum annual variable pay opportunity. Executive Directors will have a reasonable period to build up to this requirement again if it is not met because of a significant share price depreciation. For two years after stepping down as an Executive Director, they must maintain a shareholding at a level equal to: (i) the number of shares to be held under the shareholding requirement, as determined immediately prior to their stepping down as an Executive Director; or (ii) the actual number of shares held on stepping down, if lower (subject to the Committee determining that the resulting level of shareholding is appropriate given the relevant Executive Director’s tenure). Shares that count towards the shareholding requirement are those that the Executive Director beneficially owns, plus the value of any vested share awards subject only to holding periods (including Fixed Pay shares, vested bonus shares and vested LTIP awards), the estimated after-tax value of any shares from unvested deferred share bonuses, and the estimated after-tax value of any unvested LTIP awards provided that no performance conditions remain untested. After the Executive Director has stepped down, the shareholding requirement will be maintained through self- certification, to the extent it is not met via shares held within the Group’s employee share plans and nominee accounts. No maximum, the requirement sets out the minimum required shareholding and timeframes. To further enhance the alignment of Executive Directors’ interests with those of shareholders, in long-term value creation. Element and purpose Operation Maximum value and performance measures In approving the application of this policy to the Executive Directors, authority is given for the Group to honour any commitments entered into with current or former Directors prior to the approval and implementation of the policy (such as the grandfathering of past deferred compensation awards), provided that such commitments complied with any applicable remuneration policy in effect at the time they were entered into. Any remuneration commitment made prior to an individual becoming a Director and not in anticipation of their appointment to the Board may be honoured, even where it is not consistent with the Directors’ remuneration policy in place at the time the commitment was made or at the time it is fulfilled. For these purposes, commitments include but are not restricted to the satisfaction of past awards of variable remuneration, the terms of which are set at the time the award is granted. Strategy Climate and sustainability Risk review Financial review Financial statements Shareholder information Barclays PLC 2022 Annual Report on Form 20-F 134Governance Remuneration report (continued)

Performance measures and targets The Committee selects financial performance measures that are fundamental to delivery against the Bank’s strategy and are considered to be the most important financial measures used by the Executive Directors and the Board to oversee the direction of the business. The non-financial performance measures are chosen to represent key indicators of the success of our strategy, to provide a balanced view of our performance during the period, that are robustly monitored and reported on to management. Financial targets for both the annual bonus and LTIP are set to be stretching but achievable and are aligned to enhancing shareholder value. In respect of the annual bonus, the financial measures and weightings will be disclosed at the start of the relevant performance year. The Committee considers the annual bonus targets to be commercially sensitive and that it would be detrimental to disclose the targets at the start of the relevant performance year so the specific targets, and performance against those targets, will be disclosed at the end of the relevant performance year, in that year’s Annual report on Directors’ remuneration, subject to commercial sensitivity no longer remaining. In respect of the LTIP, the financial measures, weightings and targets will be disclosed in the Remuneration report published shortly after at the start of the relevant performance period. Alignment between the Executive Directors’ remuneration policy and all employees’ policy of the Group The structure of remuneration packages for the Executive Directors is closely aligned with that for the broader employee population. Employees receive salary, pension and benefits and are eligible to be considered for a bonus and to participate in all- employee share plans. The broader employee population typically does not have a contractual limit on the quantum of remuneration (though regulatory limits currently apply for MRTs) and does not receive any of their fixed pay in shares (with the exception of the members of the Group Executive Committee and some other senior employees). As for the Executive Directors, variable pay for the broader employee population is performance based. Variable pay for both the Executive Directors and the broader employee population is subject to deferral requirements. Executive Directors and other MRTs are subject to deferral at least equal to that required by regulation, currently a minimum rate of 40% to 60%, depending on the total value of variable pay. For non-MRTs, bonuses in excess of £65,000 are currently subject to a graduated level of deferral. The terms of deferred bonus awards for Executive Directors and the wider employee population are broadly the same, in particular the vesting of all deferred bonuses is subject to service and malus conditions. The broader employee population does not participate in the Barclays LTIP. While we have not sought employee views on the DRP, we have considered remuneration policies for the broader employee population when reviewing the DRP. In our Fair Pay Report, we explain in more detail how employee and Executive Director pay is aligned. How shareholder views are taken into account by the Committee in setting the policy We recognise that remuneration is an area of particular interest to some shareholders and that it is important that we listen to shareholder views and take these into account when setting and considering changes to remuneration. Accordingly, a series of meetings are held each year with major shareholders and shareholder representative groups to understand their views. The Group Chair or Committee Chair attended these meetings, accompanied by senior Barclays employees (including the Group Reward and Performance Director and the Group Company Secretary). In developing the new policy, we engaged with shareholders and had meetings with shareholder representative bodies and proxy agencies, in the latter part of 2022 and in early 2023. The Committee notes that shareholder views on some matters are not always unanimous; however, the interactions are constructive and insightful. The engagement is meaningful and helpful to the Committee in its work and contributes directly to the decisions made by the Committee. Discretion In addition to the various operational discretions that the Committee can exercise in the performance of its duties (including those discretions set out in the Company’s share plans), the Committee reserves the right to make either minor or administrative amendments to the policy to benefit its operation or to make more material amendments in light of new laws, regulations and/or regulatory guidance. The Committee would only exercise this right if it believed it was in the best interests of the Company to do so and where it is not possible, practicable or proportionate to seek or await shareholder approval in General Meeting. Executive Directors' policy on recruitment Barclays operates in a highly specialised sector and many of its competitors for talent are outside of the UK. The Committee’s approach to remuneration on recruitment is to pay the amount necessary to fill the role with a suitable candidate. Approval of the remuneration package offered on appointment to any new Executive Director is a specific requirement of the Committee’s Terms of Reference. The terms of such packages must be approved by the Committee in consultation with the Chairman and (except for the terms of his own remuneration) the Group Chief Executive. Any new Executive Director’s package would include the same elements as those of the existing Executive Directors, as shown on the next page. Strategy Climate and sustainability Risk review Financial review Financial statements Shareholder information Barclays PLC 2022 Annual Report on Form 20-F 135Governance Remuneration report (continued)

Element and purpose Operation Fixed Pay In line with policy Pension In line with policy Benefits In line with policy Annual bonus and LTIP award In line with policy for the Group Chief Executive and Group Finance Director. If any new Executive Director role is appointed to the Board, the Committee will consider the appropriate maximum annual bonus and maximum LTIP opportunities for the role, as a multiple of Fixed Pay. Neither of these will exceed the parameters of the policy for the Group Chief Executive. Buy-out The Committee can consider buying out forfeited bonus opportunity and/ or incentive awards that the new Executive Director has forfeited as a result of accepting the appointment with Barclays, subject to proof of forfeiture where applicable. The Committee will take reasonable steps to ensure that any award made to compensate for forfeited remuneration from the new Executive Director’s previous employment is not more generous than, and mirrors as far as possible the expected value, timing and form of delivery of, the terms of the forfeited remuneration, and ensure the award is in the long-term best interests of Barclays. Barclays’ deferral policy shall however apply as a minimum to any buy-out of annual bonus opportunity. The value of any buy-out is not included within the maximum incentive levels above since it relates to a buy- out of forfeited bonus opportunity or incentive awards from a previous employer. Where a senior executive is promoted to the Board, his or her existing contractual commitments agreed prior to his or her appointment will still be honoured in accordance with the terms of the relevant commitment, including vesting of any pre-existing deferred bonus or long-term incentive awards, even where it is not consistent with the Directors’ remuneration policy that is in place at the time it is fulfilled.Prior to his appointment to the Board Executive Directors’ policy on payment for loss of office (including following a takeover) The Committee’s approach to payments in the event of termination is to take account of the individual circumstances including the reason for termination, individual performance, contractual obligations and the terms of the deferred bonus plans and LTIPs in which the Executive Director participates. Notice period in Executive Directors' service contracts Notice from the Company and from the Executive Director will normally be 6 months. Executive Directors may be required to work during the notice period or may be placed on garden leave or, if not required to work the full notice period, may be provided with pay in lieu of notice. For C.S. Venkatakrishnan, the contractual notice period is 12 months’ notice from the Company and six months’ notice from the Executive Director, as his existing notice period prior to his appointment to the Board was honoured when he was promoted to the Board. For Anna Cross, the contractual notice period is six months’ notice from the Company and six months’ notice from the Executive Director (she did not have any pre-existing contractual commitment to a longer period). Pay during notice period or payment in lieu of notice per service contracts Fixed Pay delivered in cash and pension allowance will continue to be paid monthly, and other contractual benefits provided, through the notice period. Fixed Pay delivered in shares will also continue to be delivered quarterly for the notice period and the final quarterly award will be pro-rated for the number of days from the start of the relevant quarter to the termination date. Where Barclays elects to terminate employment with immediate effect by making a payment in lieu of notice, the Executive Director will receive Fixed Pay delivered in cash as a lump sum or in instalments but will not receive any Fixed Pay shares that would otherwise have been payable during the period for which the payment in lieu is made (unless required otherwise by regulations or local law). Any payments whether in instalments or as a lump sum may be subject to mitigation as relevant. In the event of termination for gross misconduct neither notice nor payment in lieu of notice is given. Eligibility for annual bonus and LTIP awards There is no automatic entitlement to be granted a bonus or LTIP award for the year of termination, but eligibility for either or both may be considered at the Committee’s discretion, pro-rated for service, and subject to performance measures being met. No annual bonus or LTIP award would be granted in the case of gross misconduct or resignation. Standard provision Commentary Strategy Climate and sustainability Risk review Financial review Financial statements Shareholder information Barclays PLC 2022 Annual Report on Form 20-F 136Governance Remuneration report (continued)

Treatment of unvested deferred bonus and LTIP awards The treatment of unvested deferred bonus or LTIP awards will be in accordance with the relevant plan rules. Unvested deferred bonus and LTIP awards normally lapse if the Executive Director leaves by reason of resignation prior to fifth anniversary of the date of grant, is terminated for gross misconduct or cause, or is otherwise not an ‘eligible leaver’. ‘Eligible leaver’ is defined as leaving due to injury, disability or ill health, retirement, redundancy, the business or company which employs the Executive Director ceasing to be part of the Group, or otherwise at the discretion of the Committee. The Committee will normally apply its discretion to apply eligible leaver status in the event of resignation after the fifth anniversary of grant, or in the case of deferred bonuses if it is the employer that terminates employment (other than in circumstances that amount to gross misconduct or dismissal for cause). Where ‘eligible leaver’ treatment applies, deferred bonus and LTIP awards will normally continue to vest, on the scheduled vesting dates and subject to the rules of the relevant plan, unless the Committee determines otherwise in exceptional circumstances. On death, deferred bonus and LTIP awards are accelerated and deferred bonus awards are released in full. In an ‘eligible leaver’ situation and in the case of death, LTIP awards are pro-rated for time (over the whole performance period, including the assessment period prior to grant) and with the proportion that vests remaining subject to performance against the performance conditions, subject to the Committee’s discretion to determine otherwise, in accordance with the plan rules, as amended from time to time. After release, the shares are subject to an additional holding period to the extent required by regulations (currently a minimum 12 month holding period applies). Unvested awards that continue beyond termination remain subject to malus provisions, which enable the Committee to reduce the vesting level of deferred bonuses and LTIP awards (including to nil), and after vesting awards remain subject to clawback provisions (as described in the main policy). In the event of a takeover or other major corporate event, the Committee has absolute discretion to determine whether all outstanding awards would vest early (subject to achievement of any performance conditions for the LTIP and applicable regulation) or whether they should continue in the same or revised form following the change of control. The Committee may also determine that participants may exchange existing awards for awards over shares in an acquiring company with the agreement of that company. In the event of an internal reorganisation, the Committee may determine that outstanding awards will be exchanged for equivalent awards in another company. Repatriation Except in the case of gross misconduct or resignation, where an Executive Director has been relocated at the commencement of or during their employment, the Company may pay for the Executive Director’s repatriation costs in line with Barclays’ general employee mobility policy including temporary accommodation, payment of removal costs and relocation flights for the Executive Director, spouse and children. The Company will pay the Executive Director’s tax on the relocation costs but will not tax equalise and will also not pay tax on his or her other income relating to the termination of employment. Other Except in the case of gross misconduct or resignation, the Company may pay for the Executive Director’s legal fees and tax advice relating to the termination of employment and provide outplacement services and any other reasonable costs. The Company may pay the Executive Director’s tax on these particular costs. Standard provision Commentary Strategy Climate and sustainability Risk review Financial review Financial statements Shareholder information Barclays PLC 2022 Annual Report on Form 20-F 137Governance Remuneration report (continued)

Illustrative scenarios for Executive Directors' remuneration The charts below show the potential value of the current Executive Directors’ 2023 total remuneration in four scenarios: ‘Minimum’ (i.e. Fixed Pay, pension and benefits), ‘Mid-point’ (i.e. Fixed Pay, pension, benefits and 50% of the maximum variable pay that may be awarded), ‘Maximum’ (i.e. Fixed Pay, pension, benefits and the maximum variable pay that may be awarded) and ‘Maximum with illustrative share price increase’ (‘Maximum’ scenario, assuming share price appreciation of 50% on the LTIP). The value of benefits in these charts is based on an estimated annual value for regular contractual benefits provision during 2023. Additional ad hoc benefits may arise, for example, overseas relocation of Executive Directors, but will always be provided in line with the DRP. A significant proportion of the potential remuneration of the Executive Directors is performance related, delivered in Barclays shares and subject to deferral, additional holding periods, malus and clawback. These charts assume a constant share price, save for the share price appreciation applied to the LTIP value only in the 'Maximum with illustrative share price increase' scenario. Group Chief Executive £m Group Finance Director £m n Fixed Pay n LTIP n Pension and benefitsa n Potential outcome of a 50% share price increase on the LTIPn Annual bonus a. Pension and benefits include the value of cash in lieu of pension and the anticipated value of taxable benefits. For C.S. Venkatakrishnan this includes relocation costs to which he is contractually entitled, including temporary accommodation in London (annualised figure including tax gross up is expected to be c.£140k as well as shipping costs c.£118k). Strategy Climate and sustainability Risk review Financial review Financial statements Shareholder information Barclays PLC 2022 Annual Report on Form 20-F 138Governance Remuneration report (continued)

Remuneration policy – Non-Executive Directors Fees Reflect individual responsibilities and membership of Board Committees and are set to attract Non-Executive Directors who have relevant skills and experience to oversee the implementation of our strategy Fees are set at a level which reflects the role, responsibilities and time commitment which are expected from the Chair and Non-Executive Directors The Chair is paid an all-inclusive fee for all Board responsibilities. The Chair has a time commitment equivalent of up to 80% of a full-time role. The other Non- Executive Directors receive a basic Board fee, with additional fees payable where individuals take on additional roles or responsibilities, including, but not limited to, serving as a member or Chair of a Committee of the Board or as a Senior Independent Director. Fees are periodically reviewed by the Board. Non-Executive Directors may also receive fees where they serve as directors of subsidiary companies of Barclays PLC. In the case of certain subsidiary appointments, such additional remuneration is approved by the Barclays PLC Board Remuneration Committee. No variable pay is provided, enabling the Chair and Non- Executive Directors to maintain appropriate independence, focus on long-term decision-making and constructively review and challenge the performance of the Executive Directors. Fees are reviewed against those for Non- Executive Directors in banks and other companies of similar size and complexity. Other than in exceptional circumstances, fees will not increase by more than 20% above the current fee levels during this policy period. Additional fees may be paid for new Committees of the Board and / or where a Non-Executive Director takes on additional responsibilities and / or performs an additional role, provided these are not greater than fees payable for the existing roles on the Committees of the Board as detailed in the Annual report on Directors' remuneration. Any increases to such additional fees over the period of the policy will be made in accordance with the principles set out above for current fees. Benefits To provide a competitive and cost effective benefits package appropriate to the role and location The Chair is provided with private medical cover subject to the terms of the Barclays’ scheme rules from time to time, and is provided with the use of a Company vehicle and driver when required for business purposes (including settlement of any tax liabilities that may arise from this benefit). Benefits which are minor in nature and in any event do not exceed a cost of £500 may be provided to Non-Executive Directors. Non-Executive Directors are not eligible to join Barclays’ pension plans. Expenses The Chair and Non-Executive Directors are reimbursed for any reasonable and appropriate expenses incurred for business reasons. Any tax that arises on these reimbursed expenses is paid by Barclays. Bonus and share plans The Chair may be invited to participate in Sharesave, an HMRC employee tax advantaged share scheme, due to the level of their time commitment to the role. The Chair is not eligible to participate in any other Barclays’ cash, share or long-term incentive plans. All other Non-Executive Directors are not eligible to participate in Barclays’ cash, share or long-term incentive plans. Shareholding requirements An element of the basic fee before deduction of tax and other statutory deductions, equal to £100,000 for the Chair and £30,000 for each Non-Executive Director, is used to purchase Barclays’ shares which are retained on the Non-Executive Director’s behalf until they retire from the Board. Notice and termination provisions Instead of service contracts, the Chair and the Non-Executive Directors each have a letter of appointment that reflect their responsibilities and time commitments. Non-Executive Directors are entitled to notice under their letters of appointment but, other than in respect of the Chair, no compensation is due in the event of termination, other than standard payments for the period served up to the termination date. Each Director’s appointment is for an initial three-year term, renewable at Barclays’ discretion for a further term of three years thereafter and subject to annual re-election by shareholders. Non- Executive Directors appointed beyond six years will be at the discretion of the Board Nominations Committee. Notice period Chair: Six months from the Company, six months from the Chair. Termination payment policy The Chair’s appointment may be terminated by Barclays on six months’ notice or immediately in which case six months’ fees are payable in instalments at the times they would have been received had the appointment continued, but subject to mitigation if they were to obtain alternative employment. No continuing payments of fees (or benefits) are due if a Non-Executive Director is not re-elected by shareholders at the Barclays PLC AGM. Element and purpose Operation Maximum value In accordance with the policy table above, any new Chair would be paid an all-inclusive fee only and any new Non-Executive Director would be paid a basic fee for their appointment as a Non- Executive Director, plus fees for their participation on and/or chairing of any Board committees and for taking on additional responsibilities and/ or performing an additional role, time apportioned in the first year as necessary. No sign-on payments are offered to Non-Executive Directors. Strategy Climate and sustainability Risk review Financial review Financial statements Shareholder information Barclays PLC 2022 Annual Report on Form 20-F 139Governance Remuneration report (continued)

Annual report on Directors’ remuneration This section explains how our Directors’ remuneration policy was implemented for 2022 Executive Directors Single total figure for 2022 remuneration (audited) The following table shows a single total figure for 2022 remuneration in respect of qualifying service for each Executive Director together with comparative figures for 2021. 1) Fixed Pay £000 2) Pension £000 3) Taxable benefits £000 Total Fixed Pay £000 4) Annual bonus £000 5) LTIP £000 6) Reduction of unvested awards £000 Total variable pay £000 Total £000 C.S. Venkatakrishnana 2022 2,767 138 343 3,248 1,949 —b — 1,949 5,197 2021 450 23 6 479 395 —b (8)c 387 866 Anna Crossd 2022 1,185 59 10 1,254 803 —b — 803 2,057 2021 — — — — — —b — — — Tushar Morzariae 2022 540 27 30 597 362 2,974f — 3,336 3,933 2021 1,688 84 52 1,824 1,467 1,599g (138)c 2,928 4,752 Notes a C. S. Venkatakrishnan was appointed to the Board and as Group Chief Executive on 1 November 2021. The remuneration shown for 2021 is in respect of his services as Group Chief Executive during 2021. On his appointment as Group Chief Executive, the Remuneration Committee set his level of Fixed Pay (and the resulting maximum total compensation opportunity) at a lower level than he received for his previous role as Head of Global Markets and Co-President of Barclays Bank PLC. b The LTIP amount shown for 2022 relates to awards granted in 2020, and the amount shown for 2021 relates to awards granted in 2019. No LTIP award was granted to C.S. Venkatakrishnan or Anna Cross in 2020 or 2019 as neither was an Executive Director at that time. c Financial outcomes for 2021 bonus and 2019-2021 LTIP were recalculated to reflect the restatement of the 2021 financial statements. The figures shown reflect reductions that will be applied to outstanding deferred elements of the impacted awards, the 2021 bonus for C.S. Venkatakrishnan and 2021 bonus and 2019-2021 LTIP for Tushar Morzaria. More details are provided on page 150. d Anna Cross was appointed to the Board and as Group Finance Director on 23 April 2022. The remuneration shown for 2022 is in respect of her services as Group Finance Director during 2022. e Tushar Morzaria stepped down as Group Finance Director and an Executive Director on 22 April 2022. The remuneration included in the table above for 2022 is in respect of his services as an Executive Director during 2022, plus the value of the 2020-2022 LTIP award (described in note f). f The LTIP amount for 2022 relates to awards granted in 2020, with vesting based on performance measured over 2020 to 2022. The value shown includes a 23% share price appreciation between the date of grant and the vesting date of the first tranche, estimated based on the share price on the date of grant (pre discounting of share price to reflect that shares under award are not entitled to dividends or dividend equivalents) and the Q4 2022 average share price of £1.53, as the 2022 Annual Report was finalised prior to the vesting date. g The LTIP amount for 2021 relates to awards granted in 2019, with vesting based on performance measured over 2019 to 2021. The values shown include a 1% share price appreciation between the date of grant and the vesting date, based on the share price on the date of grant (pre discounting of share price to reflect that shares under award are not entitled to dividends or dividend equivalents) and share price on the vesting date of the first tranche, which was £1.61. The 2021 LTIP values disclosed in the 2021 Remuneration report were estimates, based on the Q4 2021 average share price, as the 2021 Annual Report was finalised prior to the vesting date. Additional information in respect of each element of pay for the Executive Directors (audited) 1) Fixed Pay Fixed Pay is delivered 50% in cash, paid monthly, and 50% in shares, delivered quarterly. The shares are subject to a holding period, with restrictions lifting over five years, 20% each year. On appointment as Group Finance Director, Fixed Pay for Anna Cross was set at £1,725,000, to deliver an appropriate starting total compensation opportunity, in line with the DRP. More information on the Committee's considerations in respect of the Executive Directors' Fixed Pay is set out on page 153. 2) Pension Executive Directors are paid cash in lieu of pension contributions equal to 5% of their Fixed Pay (equivalent to 10% of the cash element of Fixed Pay). The pension cash allowance paid during 2022 was £138,350 for C.S. Venkatakrishnan, and was £59,300 for Anna Cross and £27,050 for Tushar Morzaria for the respective periods they each served as Group Finance Director during the year. No other benefits were received by Executive Directors from any Barclays' pension plan. 3) Taxable benefits Taxable benefits include private medical cover, life assurance, income protection, tax advice and the use of a Company vehicle and driver when required for business purposes. For C.S. Venkatakrishnan, the benefits figure also includes the cost to the Company during 2022 of providing him with relocation support, in line with the current DRP, including immigration assistance, temporary accommodation and home search support in London. Those costs came to c.£284,000 including the cost to Barclays of paying the income tax and social security resulting from the provision of that relocation support. As referenced in last year's Remuneration report, under the terms of his relocation to London, temporary accommodation in London will be provided to him for a period of up to two years following his appointment in November 2021 as Group Chief Executive. Strategy Climate and sustainability Risk review Financial review Financial statements Shareholder information Barclays PLC 2022 Annual Report on Form 20-F 140Governance Remuneration report (continued)

4) 2022 annual bonus The bonus amount included in the single total figure is the value awarded or scheduled to be awarded in Q1 following the financial year to which it relates. In determining the bonus in respect of 2022 performance, the Committee considered the performance achieved against the Financial (60% weighting) and Strategic non-financial (25% weighting) performance measures that had been set to reflect Company priorities for 2022. Performance against their personal objectives (15% weighting) for 2022 was assessed on an individual basis. The approach taken to assessing financial performance against each of the financial measures was based on a straight-line outcome between the amount that vests for threshold performance, which was nil for the profit before tax measure or 20% for the cost: income ratio measure, and 100% applicable to each measure for achievement of maximum performance. A summary of the assessment is provided in the table that follows. 2022 annual bonus outcomes Weighting Threshold Maximum 2022 Actual Outcome C.S. Venkatakrishnan Anna Cross Tushar Morzaria Profit before tax (excluding material items), with CET1 ratio underpin 50% £5.0bn £8.0bn £7.445bna 40.8% 40.8% 40.8 % Cost: income ratio (excluding material items) 10% 66.1% 62.1% 65.3%a 3.6% 3.6% 3.6% Strategic non-financial 25 % Performance against strategic measures, organised around three main categories: Customers and clients, Colleagues and Climate and Sustainability 18.0% 18.0% 18.0 % Personal 15 % Individual performance against each of the Executive Director's personal objectives assessed by the Committee 13.0% 13.0% 12.0 % Total 75.4% 75.4% 74.4 % Final 2022 annual bonus outcome approved by the Committee 75.4% 75.4% 74.4 % Notes a Material items excluded from the above measures consist of structural cost actions £151m (2021: £648m) and a customer remediation provision of £282m relating to legacy loan portfolios. As disclosed in the 2021 Annual Report, the financial measures for the 2022 bonus are defined as excluding material items (material one-off items that are typically called out within our financial reporting). The Committee however exercised its discretion not to exclude the impacts associated with the Over-issuance of Securities in the US or the monetary penalties imposed by the SEC and CFTC for the use of unauthorised business communications channels in the assessment of the 2022 bonus. Based on the assessment outlined above, the Committee determined an overall formulaic bonus outcome for C.S. Venkatakrishnan, Anna Cross and Tushar Morzaria respectively that equates to £1,949,000, £803,000 and £362,000 respectively, after pro-rating the bonus opportunity for both Anna and Tushar for the proportion of 2022 that each served as Group Finance Director. Of those amounts, 79%, 66% and 65% respectively will be deferred under the Share Value Plan, and a total of 90%, 83% and 83% respectively will be delivered in Barclays shares. The Committee reflected on the appropriateness of these outcomes for the 2022 bonus, in the context of the performance achieved against the Financial measures, Strategic non-financial measures and Personal objectives. The Committee considered the underlying financial health of the Group, which is strong and well-capitalised. Consideration was also given holistically to the performance and contribution of each Executive Director during 2022. The bonus outcomes were considered in the context of the bonus outcomes for the wider workforce, ensuring appropriate alignment both this year and over a multi-year period, and also by comparing to historical outcomes for the Executive Directors in the context of performance year on year. The Committee believes that the overall 2022 bonus outcomes above are aligned appropriately with stakeholder considerations and with the performance achieved. Based on this, the Committee concluded that no discretionary adjustment was warranted. In line with the DRP, and due to the regulations prohibiting dividend equivalents being paid on unvested deferred share awards, the number of shares awarded to each Executive Director under the Share Value Plan (the Group's main employee share plan for granting deferred bonus shares to employees) will be calculated using the share price at the date of award, discounted to reflect the absence of dividend equivalents during the vesting period. The valuation will be aligned to IFRS 2, with the market expectations of dividends during the deferral period being assessed by an independent adviser. The deferred bonus shares in respect of the 2022 annual bonus for C.S. Venkatakrishnan and Anna Cross will vest in two equal tranches on the first and second anniversary of grant. The deferred bonus shares for Tushar Morzaria will vest in equal tranches on the first four anniversaries of grant, which is the standard based on the nature of his current role. All shares (whether deferred or not) are subject to a further one-year holding period from the point of vesting. 2022 bonuses are subject to clawback provisions and the deferred elements of 2022 bonuses are subject to malus provisions, which enable the Committee to delay or reduce the vesting of unvested deferred bonuses (including reducing to nil). Further detail follows on the assessment of the Strategic non-financial measures, and performance against Personal objectives where applicable. Strategy Climate and sustainability Risk review Financial review Financial statements Shareholder information Barclays PLC 2022 Annual Report on Form 20-F 141Governance Remuneration report (continued)

Assessment of the Strategic non-financial measures for the 2022 annual bonus For 2022, the weighting of the Strategic non-financial element was 25%, within which the Customers and clients and Colleagues sections are each weighted at 7.5% and the Climate and sustainability section is weighted at 10%. Progress in relation to each of the Strategic non-financial measures was assessed by the Committee. The overall assessment was based on the following scale: For Customer and Clients and Colleagues (max weighting 7.5%) For Climate and sustainability (max weighting 10%) Overall outcome 0% to 1% 0% to 2% Behind track on most measures 1.5% to 3.0% 2.5% to 4.5% Slightly behind track on most measures 3.5% to 6.0% 5.0% to 7.5% On track or slightly ahead of track for most measures 6.5% to 7.5% 8% to 10% Ahead of track on most measures On this basis, the Committee agreed an overall outcome for the Strategic non-financial measures of 18% out of a maximum of 25%. The detail supporting this assessment is provided in the table that follows. The measures used in the Strategic non-financial assessment for bonus reflect key strategic priorities of the Bank. Most outcomes are either measured by an external provider, such as NPS or Banking fee ranking and share, or are subject to independent ‘limited assurance’, which includes all Climate and sustainability measures with the exception of the Unreasonable Impact measure (delivered in partnership with the Unreasonable Group). Customers and clients Global Markets revenue ranking and share Maintain client rankings and market share 6th (maintained since 2021) Revenue share increased to 7.3% (from 6.4% in 2021)a • Global Markets revenue ranking maintained with an increase in revenue share. Largest non-US bank Slightly ahead of track Investment Banking fee ranking and share 6th (maintained since 2021) Fee share decreased to 3.1% (down from 3.6% in 2021)b • Maintained our overall revenue share ranking of sixth globally across Investment Banking and Global Markets, narrowing the gap to fifth • Investment Banking fees decreased in 2022, driven by significant declines in overall market opportunity, with decrease in fee share in comparison to 2021 Slightly behind track Net promoter scores® (NPS) Improve Barclays UK: +11 (2021: +11) Barclaycard UK: +12 (2021: +4) US Consumer Bank Care tNPSc: +44 (2021: +43) • NPS score for Barclays UK remained at +11 for 2022 • Barclaycard NPS continued to trend upwards throughout 2022, as usage and availability of credit became more important to customers • US Consumer Bank Care tNPS increased slightly, driven by a focus during 2022 on improving the customer experience by fixing identified pain points in customer interactions On track Complaints Reduce BUK customer complaints and improve resolution time BUK Total Complaints (% movement year on year): -18% • Rate of complaints per 10k interaction reduced by 24%, despite an 8% increase in interactions with the bank across channels, driven by continued stability of our platforms, alongside actions taken to mitigate potential increases from changes to our servicing model • 61% of complaints resolved within 3 days (2020: 60%) Ahead of track Digital Increase digital engagement Percentage of customer journeys digitally enabled: 76% (2021:  72%) Mobile active customers: 10.5m (2021: 9.7m) CCP US customer digital engagement: 74.1%d (2021: 71.8%) • Number of mobile active customers continues to increase. Reached 10.5m mobile active customers and hit a record of 15.4m logins to the Barclays App in a single day • Made significant improvements to our Barclays App, including enabling mortgage customers to switch onto a new rate up to 180 days before their current rate expires without the need to book an appointment when advice is not required • The US Consumer business continued to invest in the digital servicing model, partner app functionalities and expanding the product range. Digital active user rate increased from 2021 On track Total Customers and clients: 5.0% Measure Criteria Performance Commentary Outcome a Global Markets share and rank for Barclays is based on our share of Top 10 banks reported revenues. Peer banks include Bank of America, BNP Paribas, Citigroup, Credit Suisse, Deutsche Bank, Goldman Sachs, JP Morgan Chase & Co, Morgan Stanley and UBS. b Dealogic for the period covering 1 January 2021 to 31 December 2022. FY21 market share has been restated from last year’s published value based on latest analysis. c Care tNPS provides an accurate measure of customer sentiment across our Fraud, Dispute, Credit and Care channels and replaces the relationship NPS reported in 2021 Annual Report. d Excludes new Gap customers. Strategy Climate and sustainability Risk review Financial review Financial statements Shareholder information Barclays PLC 2022 Annual Report on Form 20-F 142Governance Remuneration report (continued)

Colleagues Diversity 33% females at Managing Director and Director level by 2025 29% in 2022, increasing from 28% in 2021 • Continued to make progress towards 2025 Gender and Race at Work Ambitions • In the UK, females occupied 31% of Managing Director and Director level roles at the end of 2022 • Achieved our Ambition to double the number of Black MDs by end of 2022 On track Increase under- represented minority representation in the UK to 5% and in the US to 21% by 2025 UK: 4.6% (2020 baseline of 4.1%) US: 20.3% (2020 baseline of 18.1%)a Double the number of Black Managing Directors by 2022 18 Black MDs globally, up from 9 at the end of 2020 Inclusion Improve inclusion indicators Inclusion Index score from Your View survey 82% (2021: 79%) • 88% of employees in ‘Your View’ employee survey told us they feel included in their team (2021: 88%) • 84% of employee in Your View survey told us they believe that senior leaders are truly committed to building a diverse workforce (2021: 82%) On track Engagement Maintain engagement at healthy levels Employee Engagement score from Your View survey 84% (2021: 82%)b 85% of employees in Your View survey would recommend Barclays to people they know as a great place to work • Overall Wellbeing Index score from Your View survey of 86% (2021: 84%) • 90% of employees in Your View survey told us that their line managers are supporting their efforts to maintain their wellbeing (2021: 88%) Slightly ahead of track Conduct and culture Maintain culture and conduct indicators 92% of employees in Your View survey believe that they and their team do a good job of role modelling the Values every day (2021: 92%) 92% of employees in Your View survey believe that they and their team do a good job of role modelling our Mindset every day (2021: 89%) • Improvement in the percentage of employees in Your View survey who said they feel it is “safe to speak up at Barclays”, up four percentage points on 2021 • Over 90% of employees in Your View survey believe that they and their teams do a good job of role modelling the Values and our Mindset every day and the three Mindset Indices in the Your View survey have all improved on 2021 On track Total Colleagues: 5.0% Measure Criteria Performance Commentary Outcome Notes a Represented to 1dp for the purposes of the assessment, rounded to 0dp in the Strategic Report. b As part of our efforts to improve our measurement frameworks, we have transitioned to a new 3 question engagement model. This was after collecting 4 years of concurrent data and running analysis to affirm the new model’s validity. Historic figures have been updated to reflect results from the new “3 question” model. Strategy Climate and sustainability Risk review Financial review Financial statements Shareholder information Barclays PLC 2022 Annual Report on Form 20-F 143Governance Remuneration report (continued)

Climate and sustainability Green financing Progress towards our commitment to facilitate £100bn of green financing by 2030 £25.5bn (2021: £29.8bn) • Significant increase in green financing, with a total of £87.8bn of green financing facilitated since 2018 against our 2030 target of £100bn • Social, Environment and Sustainability linked financing commitment of £150bn for 2018-2025 delivered four years early in 2021. A further £54.3bn of financing delivered in 2022 bring the cumulative outcome to £247.6bn • In December 2022 we announced a new target to facilitate $1trn of Sustainable and Transition Financing between 2023 and the end of 2030 • In 2022 invested £35m in sustainability-focused start-ups through our Sustainable Impact Capital programme Ahead of track Emissions financing Deliver the strategy to achieve our ambition to be a net zero bank by 2050 and our commitment to align our financing with the goals and timelines of the Paris Agreement 30% reduction in power portfolio emissions intensity (2020-2025) 15% reduction in energy portfolio absolute emissions (2020-2025) Power portfolio emissions intensity (in KgCO2e/MWh): 9% down versus 2020 Energy portfolio absolute emissions (in MtCO2e): 32% down versus 2020 • Good progress in setting out strategy to be a net zero bank by 2050 and to align our financing with the Paris Agreement, including setting targets for two new high emitting sectors, Cement and Steel, in 2022 • Financed emissions target for Automotive manufacturing in addition to a Portfolio convergence point for Residential Real Estate announced with 2022 FY results, five high emitting sectors now covered by targets • Currently ahead of target for Energy and broadly on-track for Power, though progress is likely to be non-linear and will be reflective of the specific pathways that companies take On track Global greenhouse gas (GHG) emissions reduction in our operations GHG scope 1 and 2 emissions (market- based) reduced against 2018 baseline by 90% by 2025 91% reduction against 2018 baseline • Achieved our 90% GHG market-based emissions reduction target for Scope 1 and Scope 2 Ahead of track Renewable electricity 100% renewable electricity by 2025 100% (2021: 94%) • Sourced 100% renewable electricity for our global real estate portfolio operationsa • Moving forward, continue to purchase 100% renewable electricity, and improve the energy efficiency of our buildings and data centres Ahead of track LifeSkills – people upskilled 10 million people upskilled (2018-2022) 2.7 million upskilled in 2022 (2021: 2.9 million) • Exceeded our target of upskilling 10 million people between 2018 and 2022, with 12.6 million people upskilled by the end of 2022 Ahead of track LifeSkills – people placed into work 250,000 people placed into work (2019-2022) 77,200 people placed into work in 2022 (2021: 77,100) • Exceeded our target of 250,000 people placed into work between 2019 and 2022, with 270,600 people placed into work by the end of 2022 Slightly ahead of track Unreasonable Impact (partnership with the Unreasonable Group) 250 businesses solving social and environmental challenges to be supported (2016-2022) 269 growth-stage ventures had joined the programme by end of 2022 • Surpassed 2022 target • Barclays and Unreasonable Group celebrated six years of partnership, with Unreasonable Impact now supporting 269 growth-stage ventures solving social and environmental challenges and collectively supporting thousands of jobs across the world Slightly ahead of track Total Climate and sustainability: 8.0% Overall strategic non-financial outcome (out of a maximum possible 25%) 18.0% Measure Criteria Performance Commentary Outcome a Global real estate portfolio includes offices, branches, campuses and data centres. Further details on our approach to Key Performance Indicators are included in the Strategic report. Refer to home.barclays/sustainability/esg-resource-hub/ for more information on the ESG measures. Strategy Climate and sustainability Risk review Financial review Financial statements Shareholder information Barclays PLC 2022 Annual Report on Form 20-F 144Governance Remuneration report (continued)

Assessment of performance against the Personal objectives set for the 2022 annual bonus (15% weighting) Individual performance against each of the Executive Directors’ personal objectives for 2022 (15% weighting overall) was assessed by the Committee. C.S. Venkatakrishanan’s performance was assessed against the individual objectives set for him as the Group Chief Executive and those set for him jointly with the Group Finance Director. As Anna Cross succeeded Tushar Morzaria as Group Finance Director on 23 April 2022, the Committee assessed her performance against the objectives that were originally set for Tushar Morzaria in early 2022, both the joint objectives with the Group Chief Executive and the individual objectives as the Group Finance Director. The Committee separately assessed Tushar Morzaria’s contributions towards the achievement of these same objectives alongside his overall contribution to the smooth transition of responsibilities to Anna Cross. The table below summarises performance against the shared personal objectives. Deliver improving shareholder returns, with a focus on RoTE • The benefits of Barclays diversified business model continue to be demonstrated, with each operating division delivering double-digit returns • Group RoTE remained aligned with our medium-term target of greater than 10%, for the second consecutive year • Delivered Group profit before impairment of £8.2bn, up 9% on 2021 • Total shareholder distributions in respect of 2022 equivalent to c.13.4p per share Maintain robust capital ratios across the Group and within the main operating entities • Strong capital position maintained, with Group CET1 of 13.9%, within our target range of 13% to 14% • Similarly strong capital ratios prevail in all main operating entities: at the end of 2022, Barclays Bank PLC’s CET1 ratio was 12.7% and Barclays Bank UK PLC’s CET1 ratio was 14.7%, well in excess of regulatory minimums Actively deploy the range of Barclays’ businesses and capabilities to support customers and clients as we collectively transition to a low carbon economy • Continued to develop green and sustainable banking products, including green mortgages, bonds, loans and investment funds • Launched the Barclays Green Home Buy-to-Let Mortgage product and the Greener Home Reward pilot, offering Barclays UK mortgage customers cash rewards to install energy-efficient measures • For Barclays UK business customers, launched a partnership with Propel, helping provide asset financing to support investment in renewable assets • Advised and helped companies raise capital for emerging climate technology, including the Haffner Energy IPO • Announced a new target to facilitate $1 trillion of Sustainable and Transition Financing between 2023 and the end of 2030 and increased the investment mandate for sustainability-focused start- ups to £500m by 2027 Continue to deliver sustainable growth in the Corporate and Investment Bank • Grew income in CIB by 8%, driven by the best full year for both Global Markets and FICC and strong performance in Transaction Banking, more than offsetting the impact of a reduced fee pool in Investment Banking • Maintained our overall ranking of 6th globally across Investment Banking and across Global Markets, narrowing the gap to 5th, as well as increased the diversity and predictability of our income, growing our financing business in Global Markets, including in Prime • Integrated International Corporate Banking with our Investment Banking business, with a focus on growing our Transaction Banking share, and actively recruited to strengthen our teams Continue to drive our technology agenda across the Group to support improving customer and client services and experience • Continued to invest in enhancing our Global Markets digital proposition, including our electronic trading capabilities and our digital self-service platform, and our financing platforms across Fixed Income and Equities • Continued to adapt our service model by building out Barclays Local – an alternative branch presence for those who need in-person support • Enhanced the Barclays App to enable all mortgage customers to manage their mortgage through the app, including switching onto a new rate • Rolled out Microsoft Teams across all geographies to help colleagues to collaborate and support customers and clients Shared objectives for C.S. Venkatakrishnan, Anna Cross and Tushar Morzaria Outcomes Strategy Climate and sustainability Risk review Financial review Financial statements Shareholder information Barclays PLC 2022 Annual Report on Form 20-F 145Governance Remuneration report (continued)

In addition to the shared personal objectives described above, the table below summarises performance against the personal objectives specific to C.S. Venkatakrishnan. C.S. Venkatakrishnan's objectives Outcomes Ensure a continued focus on customer and client outcomes • Continued to act as a market maker and liquidity provider to clients across the globe, helping them find opportunities and manage risk during a continued period of heightened market disruption • Continued the focus on improving the overall customer experience in Barclays UK by identifying the root causes of customer complaints and supporting their removal. Complaints in Barclays UK reduced by 18% vs. 2021, despite an 8% rise in interactions with the bank across all channels • Introduced additional support for vulnerable customers who may be experiencing financial vulnerability due to inflationary pressures, including training over 16,000 colleagues to better recognise signs of vulnerability, raising awareness of tools and support available and adapting products, including increased resource in our Barclays Financial Assistance team • Reached an agreement to acquire Kensington Mortgage Company, a specialist mortgage lending platform focused on customers with complex incomes, which will enable us to provide residential mortgages to more customers • Significantly grew our customer care teams globally, including nearly doubling our footprint in our US Contact Centre in the US following the acquisition of the GAP credit card portfolio, with over 1,800 new hires Continue to embed the Mindset across the organisation in support of our Purpose • Further embedded the Barclays Mindset into our hiring, performance management, reward and recognition frameworks • Increased the number of colleagues who believe that they and their team do a good job of role modelling our Mindset every day (2022: 92%; 2021: 89%) • Over 260,000 recognitions were sent to colleagues during 2022 specifically recognising our Mindset in action Continue to develop a high- performing culture in line with our Values, with a focus on employee engagement, succession planning, talent and diversity • Colleague engagement increased across the Group to 84%, an increase of 2% points versus 2021, with the annual YourView survey also showing positive results across most other measures • Inclusion Index score for 2022 was 82%, up 3% points on 2021, with 88% of colleagues telling us that they feel included in their team • Launched a refreshed DEI vision and strategy to our colleagues and the community, incorporating ‘Equity’ into how we talk about our DEI strategy and take action to progress that strategy • Continued to make progress towards our 2025 Gender and Race at Work Ambitions, increasing senior female representation globally and representation of underrepresented minority groups in the UK and the US • Appointed Anna Cross as an internal successor to our Group Finance Director role Empower the effective management of the risk and controls agenda • Drove sustainable improvements to the internal control environment, including in response to the Over-issuance of Securities, both in specific controls and also the control mindset required at all levels in the organisation • Established a change programme, alongside our Purpose, Values and Mindset, to set a standard of consistent excellence and help ensure that Barclays performs at a very high level, consistently, day in and day out Effectively manage relationships with key external stakeholders and society more broadly • Venkat has built strong connections and proactively collaborated with UK and US regulators throughout the year, working to support the broader UK economy • Engaged extensively with stakeholders, including in relation to Barclays' climate strategy, the Say on Climate advisory vote at the 2022 AGM and the Over-issuance of Securities Recognising C.S. Venkatakrishnan's very strong performance against both his individual and shared personal objectives, and his leadership of the organisation through 2022, the Committee assessed that an outcome of 13% out of a maximum of 15% was appropriate. Strategy Climate and sustainability Risk review Financial review Financial statements Shareholder information Barclays PLC 2022 Annual Report on Form 20-F 146Governance Remuneration report (continued)

The table below summarises performance against the personal objectives for the Group Finance Director, which were originally set for Tushar Morzaria but also applied to Anna Cross after she succeeded him in that role. Objectives for the Group Finance Director Outcomes Continue to optimise financial management and reporting (particularly through technology) to drive benefits across the Group • Enhancements made to delivery of quarterly results, providing more granular performance commentary, greater transparency on notable items and more accessible narrative • Leveraged technology to enhance the delivery of financial management reporting, increase efficiency and automation Continue to progress the transformation of the Treasury function, including strategic treasury and liquidity platforms • Liquidity Transformation delivered, resulting in greater automation, accelerated reporting, improved controls, and improved liquidity buffer management • Successful delivery of the Bank of England-mandated programme to ensure Barclays is able to manage its funding and liquidity in a resolution scenario, commented on in the Bank of England UK bank resolvability assessment as ‘above peers’ Oversee the effective management of the risk and controls agenda across Group Finance, Strategy, Tax and Treasury • Control Environment and Management Control Approach overall rated satisfactory in 2022 • Strong personal contribution to the response and remediation of the Over-issuance of Securities • The risk-free rates transition is in progress with USD LIBOR exposures decreasing throughout 2022 Retain focus on the colleague agenda across Group Finance, Strategy, Tax and Treasury, driving employee engagement, continuing to improve diversity, developing senior talent and succession planning • High level of colleague engagement across Finance, at 85% (2021: 82%) • Strong progress again this year against three key areas of people focus: Diversity, Equity & Inclusion; Skills for the Future; and Operational Efficiency & Ways of Working • Continued focus on embedding the Barclays Mindset with positive increases on all three indices: Empower at 89% (2021:86%); Challenge at 85% (2021:83%); and Drive at 87% (2021:84%) Effectively manage relationships with key external stakeholders including regulators and investors • Established effective and open relationships with regulators and the investment community The Committee recognised the high level of achievement during 2022 against these objectives. Anna Cross stepped into the Group Finance Director role as a natural successor, considering the skills and relevant experience that she brings, and the Committee’s assessment was that during 2022 she provided strong leadership in this critical role. She performed exceptionally well in her first eight months as Group Finance Director and was instrumental in the delivery against both the personal objectives set for the Group Finance Director and those shared with the Group Chief Executive. Based on her contribution to those achievements, the Committee assessed that an outcome of 13% out of a maximum of 15% was appropriate. The Committee separately assessed Tushar Morzaria’s contribution in the earlier part of 2022 to the achievement against these same objectives, noting his strong contribution throughout his tenure as Group Finance Director, including over the last few months in this role. His key achievements in 2022 in relation to his Executive Director role included supporting a highly effective transition of responsibilities to Anna, positioning her well to succeed him as part of a clear and effective internal succession plan, and the contributions he made from the beginning of 2022 through the delivery of full-year results for 2021 and Q1 results for 2022. Based on his contribution to the achievements against the personal objectives above, the Committee assessed that an outcome of 12% out of a maximum of 15% was appropriate. 5) Vesting of the 2020-2022 LTIP cycle The LTIP value included in the single total figure for 2022 for Tushar Morzaria is based on the amount that will be released on 8 March 2023 in relation to the 2020-2022 LTIP award granted in 2020. The value that will vest has been estimated using the Q4 2022 average share price of £1.5315. Release is dependent on, among other things, performance over the period from 1 January 2020 to 31 December 2022, with straight-line vesting applied between the threshold and maximum points for the financial measures. The performance achieved against the performance targets is shown in the table that follows. No LTIP awards were granted to C.S. Venkatakrishnan and Anna Cross in 2020 as they were not Executive Directors at that time. Strategy Climate and sustainability Risk review Financial review Financial statements Shareholder information Barclays PLC 2022 Annual Report on Form 20-F 147Governance Remuneration report (continued)

2020-2022 LTIP outcomes Average return on tangible equity (RoTE) (excluding litigation and conduct and other material items)a,b 50% 10% of award vests for RoTE of 9.0% A CET1 underpin also applied 50% of award vests for RoTE of 10.5% 10.7% 50.0% Average cost: income ratio (excluding litigation and conduct and other material items)c 20% 4% of award vests for average cost: income ratio of 60% 20% of award vests for Cost: income ratio of 58.5% 62.9% 0.0% Risk scorecard (detailed below) 15% The Risk scorecard captures a range of risks and is aligned with the annual incentive risk alignment framework reviewed with the regulators. The current framework measures performance against three broad categories – Capital and liquidity, Control environment and Conduct – using a combination of quantitative and qualitative metrics. 8.0% Strategic non-financial (detailed on pages 149 and 150) 15% Performance is measured against the Strategic non-financial measures. The Committee determined the percentage of the award that may vest between 0% and 15%. The measures are organised around three categories: Customers and clients, Colleagues and Society. Each of the three main categories has equal weighting. 12.0% Total 70.0% Final 2020-2022 LTIP vesting outcome approved by the Committee 70.0% Performance measure Weighting Threshold Maximum vesting Actual % of award vesting Notes a Based on adjusting tangible equity to be consistent with a CET1 ratio that aligns with the assumptions the Group uses for capital planning purposes (13.0% to 13.5% over the performance period and broadly in line with the Group CET1 ratio target). b Material items consist of post-tax structural cost actions (2022: £110m, 2021: £489m, 2020: £268m), Barclays’ 2020 COVID-19 Community Aid package (post-tax £66m) and re-measurement of UK DTAs (2022: £346m, 2021: -£462m). The litigation and conduct impacts from the Over-issuance of Securities and the devices settlements are not excluded. c Material items consist of structural cost actions (2022: £151m, 2021: £648m, 2020: £368m) and Barclays’ 2020 COVID-19 Community Aid package (£95m). The litigation and conduct impacts from the Over-issuance of Securities and the devices settlements are not excluded. Assessment of the Risk scorecard for the 2020-2022 LTIP A summary of the Committee’s assessment against the Risk scorecard performance measure over the three-year performance period is provided below. Each category was equally weighted at 5%. Capital and liquidity • Group CET1 ratio stands at 13.9%, toward the upper end of the 13% to 14% target range. • Stress tests results indicate that Barclays is positioned to withstand a severe recession scenario featuring considerable affordability pressures on consumers from high and persistent inflation. • Our Liquidity Coverage Ratio was significantly above the 100% regulatory requirement in the period, and there were no breaches. 5.0% Control environment • In light of the Over-issuance of Securities, the Committee did not assess the Control environment element of the LTIP Risk scorecard but instead elected to set this element of the LTIP to zero. 0.0% Conduct • Trading Entity conduct risk dashboards, setting out key indicators in relation to conduct risk are provided to the respective Board Risk Committees and senior management to support effective oversight and decision making. • These dashboards provide an insight into the Conduct Risk Control Environment to ensure any issues are addressed in a timely and effective manner, so that the Group continues to operate within Risk Appetite. 3.0% Overall Risk scorecard outcome for the 2020-2022 LTIP 8.0% Category Performance Outcome Strategy Climate and sustainability Risk review Financial review Financial statements Shareholder information Barclays PLC 2022 Annual Report on Form 20-F 148Governance Remuneration report (continued)

Assessment of the Strategic non-financial measures for the 2020-2022 LTIP A summary of the Committee’s assessment against the Strategic non-financial performance measures over the three-year performance period follows. Each category was equally weighted at 5%. Customer and clients 3.5% Global Markets ranking Global Markets revenue share Maintain client ranking and increase market share • Global Markets ranking was maintained at 6th over the period, fee share increased from 6.2% in 2019 to 7.3% in 2022a Investment Banking ranking Investment Banking fee share • Global Banking fee rank was 6th in 2019 and remains at 6th in 2022, fee share fell from 4.1% in 2019 to 3.1% in 2022b Barclays UK NPS® Barclaycard UK NPS® US Consumer Bank Care tNPS®c Improve • Barclays UK NPS ranking remained broadly consistent over the period, starting and ending at 7th, while Barclaycard UK NPS ranking improved from 4th in 2019 to 2nd in 2022 • Barclays UK NPS score reduced over the period in line with what has been observed for UK peers over the COVID-19 pandemic. Barclaycard UK NPS score reduced initially, but recovered in 2022 • US Consumer Care tNPS has only been measured since 2020. After a reduction in 2021, Care tNPS improved in 2022 Barclays UK complaints reduction (ex PPI) Reduce complaints • Consistent progress in Complaints reduction in Barclays UK each year since 2019 • In 2022, reduction in customer complaints despite an increase in interactions with the bank across our channels BUK digitally active customers Mobile Active Customers CCP US Customer Digital Engagement Increase digital engagement • Steady increase in BUK digitally active customers over the period • Significant increase in number of Mobile Active Customers over the period from 8.4m in 2019 to 10.5m in 2022, with new app features introduced throughout this period • CCP US Customer Digital Engagement increased to 74.1d Colleagues 3.5% Diversity % of females at Managing Director and Director level 2025 target of 33% • Women in senior leadership (Managing Directors and Directors) increased from 25% in 2019 to 29% in 2022, making steady progress towards the 2025 target of 33% • Equivalent figure for Barclays in the UK is now 31% Inclusion "I feel included in my team" Maintain at healthy levels • The percentage of employees in Your View survey who feel included in their team has increased from 85% in 2019 to 88% in 2022 • The Inclusion Index is at 82% for 2022 up from 76% in 2020, the first year it was introduced Employee engagement Maintain at healthy levels • Engagement levels across Barclays are now at 84%, up 10% points since 2019e • The percentage of employees in Your View survey who would recommend Barclays as a good place to work has remained at healthy levels throughout the period, 80% or above in each year "Enable" measures, including measures relating to tools and resources Improve key metrics from 2019, including Enable scores • Significant improvement over the period in percentage of employees in Your View survey who report that they have the tools and resources they need to achieve excellent performance • Began measuring "getting things done at Barclays is simple and straightforward" in 2021 as an outcome related to enable, with a slight improvement observed from 2021 to 2022 Notes a Global Markets share and rank for Barclays is based on our share of Top 10 banks reported revenues. Peer banks include Bank of America, BNP Paribas, Citigroup, Credit Suisse, Deutsche Bank, Goldman Sachs, JP Morgan Chase & Co, Morgan Stanley and UBS. b Dealogic for the period covering 1 January 2019 to 31 December 2022. FY21 market share has been restated from last year’s published value based on latest analysis. c Care tNPS provides an accurate measure of customer sentiment across our Fraud, Dispute, Credit and Care channels and replaces the relationship NPS reported in 2021 Annual Report. d Excludes new Gap customers. e As part of our efforts to improve our measurement frameworks, we have transitioned to a new 3 question engagement model. This was after collecting 4 years of concurrent data and running analysis to affirm the new model’s validity. Historic figures have been updated to reflect results from the new “3 question” model. Measure Criteria Performance Outcome Strategy Climate and sustainability Risk review Financial review Financial statements Shareholder information Barclays PLC 2022 Annual Report on Form 20-F 149Governance Remuneration report (continued)

Society 5.0% Social, environmental and sustainability-linked financing Facilitate £150bn over 2018-2025 • On a cumulative basis, a total of £247.6bn of social, environmental and sustainability-linked financing facilitated between 2018 and the end of 2022, exceeding the 2025 target • In December 2022, we announced a new target to facilitate $1trn of Sustainable and Transition Financing between 2023 and the end of 2030 GHG emissions reduction in our operations and renewable energy usage GHG scope 1 and 2 emissions (market-based) reduced by 90% by 2025 Renewable electricity to 100% by 2025 • GHG scope 1 and 2 emissions (market-based) reduced each year of the performance period. Achieved our target in 2022, three years ahead of target • Significant increase in renewable electricity use over the period, with 100% of electricity now coming from renewable sources LifeSkills Upskill 10 million people from 2018-2022 Place 250,000 people into work from 2019-2022 • 12.6m people upskilled between 2018 and 2022, exceeding aspiration of helping 10m people by 2022 • LifeSkills - placed into work target also exceeded, with more than 270,600 people placed into work since 2019 Overall Strategic non-financial outcome for the 2020-2022 LTIP 12.0% Measure Criteria Performance Outcome The Committee was satisfied that the level of vesting appropriately reflected the underlying financial health of the Group, and accordingly determined that the award should vest at 70.0% of the maximum number of shares under the total award, to be released in five equal tranches annually, starting from March 2023. After release, the shares are subject to an additional 12-month holding period. The 2020-2022 LTIP award was granted in line with our usual annual timetable, in early March 2020. This coincided with the start of a period of particularly high market volatility, as the start of the COVID-19 pandemic unfolded, and meant that the share price at grant (124.46p) was 22% lower than the share price at the time of the prior year LTIP grant. The Committee recognised that awards made in periods of unusual share price volatility have the potential to give rise to 'windfall gains' related solely to the timing of the grant rather than the underlying performance of the business. They carefully considered a range of analyses in advance of determining the vesting of the award, based on which they concluded that the value vesting appropriately reflected corporate performance over the performance period and did not represent a windfall gain. This included consideration of the following: • The 22% fall in the Barclays share price between successive grants was not in itself unusual. The Barclays share price has moved by 20% or more several times over the past ten years and so a year-on-year movement of this kind is not exceptional. • The timing of the grant was in line with the usual annual process and this LTIP award was not granted at the bottom of the market. The share price (and the value of the LTIP awards) dropped by a further third over the following weeks, to less than 80.24p. By the end of the performance period, the share price had increased to 158.52p. While this corresponds to share price growth of 28% per annum from the low point, from the share price at grant it corresponds to share price growth of 9% per annum. The Committee concluded that this is within the range of share price movements that might be expected over an LTIP cycle. • Furthermore, the Committee considers Barclays’ overall share price increase over the performance period since grant to have been commensurate with the improvement in underlying corporate performance. For example, Group RoTE was 10.4% for 2022, exceeding the Group’s medium-term target for the second successive year, up from 9%a in 2019 (the financial year immediately prior to grant) and building on the RoTE progression in 2017 through 2019. As a result, the Committee concluded that there is no windfall gain and that therefore no adjustment was required. 6) Reduction of unvested awards As set out earlier in the Remuneration report, the 2021 financial statements included in the Annual Report on Form 20-F were restated in 2022 to include a £220m provision and a contingent liability in respect of the Over-issuance of Securities under the BBPLC's US shelf registration statement. As a result, the Committee revisited the 2021 annual bonus outcomes for C.S. Venkatakrishnan and Tushar Morzaria, and the 2019-2021 LTIP outcome for Tushar Morzaria, and reduced those outcomes to reflect the impact of the restatement on the financial measures for those awards. The impact on each financial measure, and associated impact on the incentive pay-out, is shown in the table that follows. The outstanding deferred elements of these awards will be reduced accordingly. Tushar Morzaria and C.S.Venkatakrishnan were both supportive of the reductions. Anna Cross was not subject to these reductions because she did not participate in the Executive Director 2021 annual bonus or the 2019-2021 LTIP, as she was not an Executive Directors at that time. Note a Excluding litigation and conduct. Group RoTE for 2019 including litigation and conduct was 5.3%. Strategy Climate and sustainability Risk review Financial review Financial statements Shareholder information Barclays PLC 2022 Annual Report on Form 20-F 150Governance Remuneration report (continued)

Adjustment of 2021 annual bonus and 2019-2021 LTIP vesting outcomes Incentive Financial measure Outcome determined in 2021 Pay-out (% max) Restated outcome Resulting pay-out (% max) Reduction of unvested awards (£000) C.S. Venkatakrishnan Tushar Morzaria 2021 annual bonus Profit before tax (excluding material items), with CET1 ratio underpina £9.1bn 100% £8.8bn 100% — — Cost: income ratio (excluding material items)a 62.9% 100% 63.9% 86% 8 22 2019-2021 LTIP Average return on tangible equity (RoTE) (excluding litigation and conduct and other material items)b,c 9.6 64% 9.4 56% n/a 116 2021 Cost: income ratio (excluding litigation and conduct and other material items)d 62.1% 0% 63.1% 0% n/a — Notes a £648m of structural cost actions treated as material items and excluded from 2021 profit before tax and cost: income ratio. Structural cost actions primarily relate to the real estate review in Q221 and Barclays UK transformation costs. b Based on adjusting tangible equity to be consistent with a CET1 ratio that aligns with the assumptions the Group uses for capital planning purposes (13.0% to 13.5% over the performance period and broadly in line with the Group CET1 ratio target). c RoTE excludes material items and litigation & conduct. Material items for 2021 consist of structural cost actions (£489m post-tax) and a tax benefit (£462m) due to the remeasurement of UK deferred tax assets. Material items for 2020 consist of structural cost actions (post-tax £268m) and Barclays’ COVID -19 Community Aid package (post-tax £66m). Structural cost actions for 2021 primarily relate to the real estate review in Q221 and Barclays UK transformation costs. d 2021 CIR excludes material items and litigation & conduct. Material items for 2021 consist of structural cost actions (£648m). Structural cost actions primarily relate to the real estate review in Q221 and Barclays UK transformation costs. LTIP awards granted during 2022 An award was granted to C.S. Venkatakrishnan on 9th March 2022 under the 2022-2024 LTIP, based on a value per share of £1.2495, which was derived from the share price less a discount to reflect the absence of dividends or equivalents during the vesting period, in accordance with the DRP. This is the value used to calculate the number of shares below. No LTIP award was granted in March 2022 to Tushar Morzaria, as he was due to step down as an Executive Director on 22 April 2022, or to Anna Cross, as she was not an Executive Director at that time. % of Fixed Pay Number of shares Face value at grant Performance period C.S. Venkatakrishnan 140% 3,025,210 £3,780,000 2022-2024 The performance measures for the 2022-2024 LTIP awards are as follows: Average return on tangible equity (RoTE) (excluding material items)a 25% 0% of award vests for RoTE of 7.0%, rising on a straight- line basis 25% of award vests for RoTE of 11.0% or higher Average cost: income ratio (excluding material items) 10% 0% of award vests for average cost: income ratio of 65.0%, rising on a straight-line basis 10% of award vests for average cost: income ratio of 59.0% or lower Maintain CET 1 ratio within the target range 10% If CET1 is below MDA hurdleb +190bps during the period, the Committee will consider what portion of this element should vest, based on the causes of the CET1 reduction. If CET1 is above MDA hurdle +290bps but does not make progress towards the range over the period, the Committee will consider what portion of this element should vest, based on the reasons for the elevated levels of CET1 versus target range and the associated impacts. If CET1 ratio between 190bps and 290bps above the MDA hurdle throughout the period or if CET1 is above MDA hurdle +290bps but making progress towards the target range Relative Total Shareholder Return (TSR)c 25% 6.25% of award vests for performance at the median of the peer groupd, rising on a straight-line basis 25% of award vests for performance at or above the peer groupd upper quartile Performance measure Weighting Threshold Maximum vesting Strategy Climate and sustainability Risk review Financial review Financial statements Shareholder information Barclays PLC 2022 Annual Report on Form 20-F 151Governance Remuneration report (continued)

Strategic non-financials 20% The evaluation will focus on key performance measures from the Performance Measurement Framework, with a detailed retrospective narrative on progress against each category throughout the period. Performance against the strategic non-financial measures will be assessed by the Committee to determine the percentage of the award that may vest between 0% and 20%. The measures are organised around three main categories and measures will likely include, but not be limited to, the following: Customers and clients (weighted 5%) – drive world class outcomes for customers and clients: Improve Net Promoter Scores; reduce BUK customer complaints and improve resolution time; maintain client rankings and market share within CIB; and increase digital engagement. Colleagues (weighted 5%) – protect and strengthen our culture through our Purpose, Values and Mindset: Continue to improve diversity in leadership roles; improve inclusion indicators; maintain engagement at healthy levels; and maintain culture and conduct indicators. Climate and sustainability (weighted 10%) – progress to be measured against four key objectives: Progress towards our green financing commitments; reduce operational and supply chain carbon footprint and increase use of renewable energy; progress towards achieving our ambition to be a net zero bank by 2050 and our commitment to aligning our financing with the goals and timelines of the Paris Agreement; and continue to invest in our communities. Risk scorecard 10% The Risk scorecard captures a range of risks and is aligned with the annual incentive risk alignment framework shared with the regulators. The current framework measures performance against three broad categories – Capital and liquidity, Control environment and Conduct – using a combination of quantitative and qualitative metrics. The framework may be updated from time to time in line with the Group’s risk strategy. Specific targets within each of the categories are deemed to be commercially sensitive. Retrospective narrative on performance will be disclosed in the 2024 Remuneration report, subject to commercial sensitivity no longer remaining. Performance measure Weighting Threshold Maximum vesting Notes a Based on an assumed CET1 ratio at the mid-point of the Group range, 13-14%. b Currently 11.3%. c Performance assessed over the period from 1 January 2022 to 31 December 2024. Start and end TSR data will be the Q4 average for 2021 and 2024 respectively and will be measured in GBP for each company. d The peer group is comprised of multinational banks in the UK, Europe and North America of comparable size to Barclays and whose weekly returns have a high degree of correlation with Barclays’. The peer group for the 2022–2024 LTIP award is: Banco Santander, Bank of America, BBVA, BNP Paribas, Citigroup, Credit Agricole, Credit Suisse, Deutsche Bank, HSBC, ING Groep, Lloyds Banking Group, Morgan Stanley, NatWest Group, Societe Generale, Standard Chartered, UBS, Unicredit. Strategy Climate and sustainability Risk review Financial review Financial statements Shareholder information Barclays PLC 2022 Annual Report on Form 20-F 152Governance Remuneration report (continued)

Executive Directors: Statement of implementation of remuneration policy in 2023 An overview of how the DRP will be implemented for Executive Directors in 2023 is set out in the subsequent sections. The following chart illustrates how 2023 remuneration will be delivered to the Executive Directors. Implementation of policy in 2023 2023 2024 2025 2026 2027 2028 2029 2030 2031 2032 Implementation Fixed Pay Cash C.S. Venkatakrishnan £2,875,000 Anna Cross £1,800,000 Shares Restrictions lifting over 5 years Pension Cash in lieu of pension C.S. Venkatakrishnan 5% of Fixed Pay Anna Cross 5% of Fixed Pay Annual bonus Performance period Cash C.S. Venkatakrishnan up to 93% of Fixed Pay Anna Cross up to 90% of Fixed Pay Shares Holding period Shares Holding period Shares Holding period LTIP Preliminary performance period Performance period Shares Holding period C.S. Venkatakrishnan up to 140% of Fixed Pay Anna Cross up to 134% of Fixed Pay Shares Holding period Shares Holding period Shares Holding period Shares Holding period 2023 Fixed Pay and market competitiveness of the Executive Directors’ total compensation opportunity Tushar Morzaria informed the Board on 22 February 2022 of his intention to retire from the Board and step down as Group Finance Director. Immediately following the decision that Anna Cross would be appointed to succeed him with effect from 23 April 2022, the Committee considered the level of Fixed Pay Anna Cross should receive, taking into account the role, her relevant skills and experience, and pay levels at other comparable firms (on which the Committee receives independent advice), in the context of wider workforce pay levels and the experience of our stakeholders. Banking regulation in the UK and Europe caps variable pay as a percentage of Fixed Pay for senior roles including the Executive Directors and so providing a suitable level of total compensation within the constraint of those regulations is a key driver of the Executive Directors’ Fixed Pay levels. Pay benchmarking data is used as a reference point to ensure that the total compensation opportunity provided to the Executive Directors is appropriately positioned compared to other similar large and complex international banks. Comparing the Executive Directors' pay solely with other UK-listed banks would not recognise the Group's global footprint and diversified universal banking model, which includes significant corporate banking, investment banking and global markets businesses. The international banking peer group used by the Committee when considering the Executive Directors' pay includes other large universal banks from continental Europe, and the large US universal and investment banks, plus the most comparable to Barclays of the larger UK-listed banks and BNP Paribas in France, to help maintain balance. Strategy Climate and sustainability Risk review Financial review Financial statements Shareholder information Barclays PLC 2022 Annual Report on Form 20-F 153Governance Remuneration report (continued)

The Committee determined the level of Fixed Pay for Anna Cross on appointment as Group Finance Director as £1,725,000 per annum. In doing so, they concluded that the total compensation opportunity that this provides was an appropriate starting point, while noting that it was low compared with international banking peers and that this should be kept under review each year. An annual review of the Executive Directors' Fixed Pay, in the same way and at the same time as for the wider workforce, is a feature of the DRP approved by shareholders in 2020. In February 2023, the Committee reviewed the Fixed Pay for each Executive Director as part of the year-end pay review process for colleagues across the Group. The Committee considered the maximum total compensation opportunity of each Executive Director, driven by their respective levels of Fixed Pay, and noted that in each case the total compensation opportunity is materially less than that offered for the equivalent role at most companies within the international banking peer group. As a result, the Committee determined that Fixed Pay would be increased to £2,875,000 for C.S. Venkatakrishnan, a 3.4% increase, and to £1,800,000 for Anna Cross, a 4.3% increase, effective 1 March 2023. The Committee noted that these are lower percentage increases than the average fixed pay increase for the wider workforce, and in particular for other UK colleagues within the scope of the 2023 UK pay deal with Unite the Union, with an 11% budget for salary increases for the most-junior UK employees and a 6.75% budget for the remainder of the union-recognised population. The 2:1 cap on variable pay relative to fixed pay in banks results in the need to provide both Executive Directors with a level of Fixed Pay that is higher than the Committee might otherwise choose, to ensure the total compensation opportunity is competitive. To mitigate some of the impacts of that higher Fixed Pay, it is delivered half in cash, paid monthly via payroll in a similar way to salary for other employees, and half in shares, which are granted quarterly and released in instalments over 5 years, creating significant alignment with shareholder interests over the longer term. The charts that follow compare each Executive Director's maximum total compensation opportunity for 2023 against the equivalent opportunity across international banking peers. This shows that even after these Fixed Pay increases the maximum total compensation opportunity is significantly behind international banking peers, falling in the lower part of the third quartile for C.S. Venkatakrishnan and in the bottom quartile for Anna Cross. The charts also show a comparison of the maximum total compensation opportunity of each Executive Director with the equivalent roles at the companies that make up the FTSE 30 (i.e. the 30 largest FTSE 100 constituents by market capitalisation). This shows that the Executive Directors’ maximum total compensation opportunity is more competitive, but not inappropriate, compared to the FTSE 30 group. The Committee noted that it would be unlikely for the Group to fill either of the Executive Director roles by recruiting from the other FTSE 30 companies, recognising the necessity for candidates for these roles to have the right breadth and depth of banking knowledge and experience, particularly given that Barclays’ diversified business model includes significant corporate banking, investment banking and global markets businesses. However, this comparison is provided alongside the international banking peer group to provide additional UK context. Executive Director total maximum compensation opportunity relative to market benchmarks Group Chief Executive C.S Venkatakrishnan International banking peer group FTSE 30 n Bottom Quartile n 3rd Quartile n 2nd Quartile n Top Quartile Positioning of maximum total compensation opportunity at Barclays relative to market benchmarks Group Finance Director Anna Cross International banking peer group FTSE 30 Notes: • Barclays and market benchmark data reflects maximum total compensation opportunity, excluding pensions and benefits. • Benchmark data for the international banking peer group and FTSE 30 was provided by Willis Towers Watson, based on publicly disclosed data in respect of each firm's 2021 or 2021/22 financial years, incorporating assumptions where companies do not disclose a maximum total compensation opportunity. • Barclays’ current peer group comprises the following international banks: Bank of America, BNP Paribas, Citigroup, Credit Suisse Group, Deutsche Bank, Goldman Sachs, HSBC Holdings, JP Morgan Chase & Co, Lloyds Banking Group, Morgan Stanley, Standard Chartered and UBS Group. The Committee added Goldman Sachs to the peer group during 2022. Strategy Climate and sustainability Risk review Financial review Financial statements Shareholder information Barclays PLC 2022 Annual Report on Form 20-F 154Governance Remuneration report (continued)

2023 annual bonus performance measures Performance measures with appropriately stretching targets have been selected to cover a range of financial and non-financial goals that support the key strategic objectives of the Company. The bonus measures for 2023 are in line with those for 2022. The performance measures and weightings are shown below: Profit before tax (excluding material items) 50% A performance target range has been set for this financial measure, which will be disclosed in the next Remuneration report. Pay-out of this element will also depend on the CET1 ratio at the end of the performance year. In line with regulatory requirements, if the CET1 ratio is below the MDA hurdle at the end of the performance year, the Committee will consider what part if any of this element should pay out. Cost: income ratio (excluding material items) 10% A performance target range has been set for this financial measure, which will be disclosed in the next Remuneration report. Strategic non-financial The evaluation will focus on a range of key metrics across stakeholder groups, with a detailed retrospective narrative on progress against each category throughout the period. Performance against the measures will be assessed by the Committee to determine the percentage of the award that may vest between 0% and 25%. Each of the three main categories is weighted as shown. 25% The measures are organised around three main categories and measures will likely include, but not be limited to, the following: Customers and clients (weighted 7.5%) - drive world class outcomes for customers and clients • Improve Net Promoter Scores • Reduce BUK customer complaints and improve resolution time • Maintain client ranking and market share within CIB • Increase digital engagement Colleagues (weighted 7.5%) - protect and strengthen our culture through our Purpose, Values and Mindset: • Continue to improve diversity in leadership positions • Improve inclusion indicators • Maintain engagement at healthy levels • Maintain culture and conduct indicators Climate and sustainability (weighted 10%) - progress to be measured against four key objectives: • Reduce operational emissions • Progress towards our Sustainability and Transition financing target • Reducing our financed emissions • Supporting our communities Personal 15% Joint personal objectives: • Deliver improving shareholder returns, with a focus on RoTE • Maintain robust capital ratios across the Group and within the main operating entities • Continue to invest in capabilities to deliver next-generation, digitised consumer financial services • Continue to deliver sustainable growth in the Corporate and Investment Bank • Actively deploy the range of Barclays’ businesses and capabilities to support customers and clients and capture opportunities as we collectively transition to a low carbon economy • Continue to drive our data strategy and technology agenda across the Group to support improving customer and client services and experience C.S. Venkatakrishnan: • Ensure a continued focus on customer and client outcomes • Continue to embed the Mindset across the organisation in support of our Purpose • Continue to develop a high-performing culture in line with our Values, with a focus on employee engagement, succession planning, talent and diversity • Effectively manage relationships with key external stakeholders, including societal stewardship • Drive leadership accountability to further strengthen our risk management and controls culture Performance measure Weighting Metrics Strategy Climate and sustainability Risk review Financial review Financial statements Shareholder information Barclays PLC 2022 Annual Report on Form 20-F 155Governance Remuneration report (continued)

Personal (continued) Anna Cross: • Support the Business to grow sustainably, in line with the Group’s strategy, with specific focus on climate, capital and costs • Continue to optimise financial management reporting (particularly through technology) to drive benefits across the Group and to ensure a smooth transition to new rules and regulations • Continue to progress the transformation of the Treasury function, including strategic treasury and liquidity platforms • Oversee the effective management of the risk and controls agenda across Group Finance, and transform for the future where necessary • Retain focus on the colleague agenda across Group Finance – driving employee engagement, continuing to improve diversity, developing senior talent and succession planning • Effectively manage relationships with key external stakeholders including regulators and investors Performance measure Weighting Metrics 2023-2025 LTIP awards and performance measures The Committee decided to grant awards under the 2023-2025 LTIP cycle to C.S. Venkatakrishnan and Anna Cross with face values at grant equal to 140% and 134% of Fixed Pay respectively, which will be based on Fixed Pay before applying the 1 March 2023 increases outlined earlier in this Remuneration report. Those maximum award multiples were determined following a detailed review of their individual performance throughout 2022 and recognising their significant personal contributions. This share-based award ensures alignment with future performance over the three-year assessment period, as well as shareholder alignment over the long release period (up to eight years from initial date of grant). The Committee carefully considered the performance measures for the Executive Directors' 2023-2025 LTIP and concluded that the measures adopted last year for the 2022-2024 LTIP continue to represent the most relevant building blocks toward our key longer- term financial and non-financial goals. The 2023-2025 LTIP award will be subject to the following forward-looking performance measures. Average return on tangible equity (RoTE) (excluding material items)a 25% 0% of award vests for RoTE of 8.0%, rising on a straight-line basis 25% of award vests for RoTE of 12.5% or higher Average cost: income ratio (excluding material items) 10% 0% of award vests for average cost: income ratio of 62.5%, rising on a straight-line basis 10% of award vests for average cost: income ratio of 58.0% or lower Maintain CET1 ratio within the target rangeb 10% If CET1 is below the target range during the period, the Committee will consider what portion of this element should vest, based on the reasons for the CET1 shortfall If CET1 is above the range and does not make progress towards the range over the period, the Committee will consider what portion of the element should vest, based on the reasons for the elevated levels of CET1 versus target range and the associated impacts 10% vests if either: • CET1 is within the range during the period or • CET1 is above but making progress towards the target range Relative Total Shareholder Return (TSR)c 25% 6.25% vests for performance at the median of the peer groupd, rising on a straight-line basis 25% of award vests for performance at or above the peer groupd upper quartile Performance measure Weighting Threshold Maximum vesting Strategy Climate and sustainability Risk review Financial review Financial statements Shareholder information Barclays PLC 2022 Annual Report on Form 20-F 156Governance Remuneration report (continued)

Strategic non- financials 20% The evaluation will focus on key performance measures from the Performance Measurement Framework, with a detailed retrospective narrative on progress against each category throughout the period. Performance against the strategic non-financial measures will be assessed by the Committee to determine the percentage of the award that may vest between 0% and 20%. The measures are organised around three main categories and measures will likely include, but not be limited to, the following: Customers and clients (weighted 5%) – drive world class outcomes for customers and clients; Improve Net Promoter Scores; reduce BUK customer complaints and improve resolution time; maintain client rankings and market share within CIB; and increase digital engagement. Colleagues (weighted 5%) – protect and strengthen our culture through our Purpose, Values and Mindset; Continue to improve diversity in leadership roles; improve inclusion indicators; maintain engagement at healthy levels; and maintain culture and conduct indicators. Climate and sustainability (weighted 10%) – progress to be measured against four key objectives: Reduce operational emissions; progress towards our Sustainability and Transition financing target; reducing our financed emissions; and supporting our communities. Risk scorecard 10% The Risk scorecard captures a range of risks and is aligned with the annual incentive risk alignment framework shared with the regulators. The current framework measures performance against three broad categories – Capital and liquidity, Control environment and Conduct – using a combination of quantitative and qualitative metrics. The framework may be updated from time to time in line with the Group’s risk strategy. Specific targets within each of the categories are deemed to be commercially sensitive. Retrospective narrative on performance will be disclosed in the 2025 Remuneration report, subject to commercial sensitivity no longer remaining. Performance measure Weighting Threshold Maximum vesting Notes a Calculated assuming a CET1 ratio at the mid-point of the Group target range, 13-14%. b Currently 13-14%. c Performance assessed over the period from 1 January 2023 to 31 December 2025. Start and end TSR will be the Q4 average for 2022 and 2025 respectively and will be measured in GBP for each company. d The peer group is comprised of banks in the UK, Europe and North America of comparable size to Barclays and whose weekly returns have a high degree of correlation with Barclays'.The peer group for the 2023-2025 LTIP award is Banco Santander, Bank of America, BBVA, BNP Paribas, Citigroup, Credit Agricole, Credit Suisse, Deutsche Bank, HSBC, ING Groep, Lloyds Banking Group, Morgan Stanley, NatWest Group, Societe Generale, Standard Chartered, UBS, Unicredit. Strategy Climate and sustainability Risk review Financial review Financial statements Shareholder information Barclays PLC 2022 Annual Report on Form 20-F 157Governance Remuneration report (continued)

Additional remuneration disclosures Group performance graph and Group Chief Executive remuneration The performance graph below compares the total shareholder return of Barclays shares with the total shareholder return of the FTSE 100 index over the ten years ended 31 December 2022. The FTSE 100 index has been selected because it represents a cross-section of leading UK companies, of which Barclays is a long-standing constituent. Total Shareholder Return – rebased to 100 in 2012 Year ended 31 December 100 115 105 97 102 94 71 89 73 94 83 100 119 119 118 140 157 143 168 149 176 184 Barclays FTSE100 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 Year 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 Group Chief Executive Antony Jenkins Antony Jenkins Antony Jenkins John McFarlane Jes Staley Jes Staley Jes Staley Jes Staley Jes Staley Jes Staley Jes Staley C.S. Venkata- krishnan C.S. Venkata- krishnan Single total remuneration figure Group Chief Executive 1,602 5,467a 3,399 305 277 4,233 3,873 3,362 5,929 4,220b 2,121c 866d 5,197 Annual bonus award as a % of maximum 0.0% 57.0% 48.0% n/a n/a 60.0% 48.5% 48.3% 75.0% 38.6% n/ac 92.6%d 75.4% Long-term incentive plan vesting as a % of maximum n/ae 30.0% 39.0% n/ae n/ae n/ae n/ae n/ae 48.5% 23.0% n/ac n/ae n/ae Notes a Antony Jenkins’ 2014 pay is higher than in 2013 since he declined a bonus and did not have an LTIP vesting in 2013. b 2020 remuneration outcomes reflect 2018-2020 LTIP value restated for the actual share price on the date of vesting. c Jes Staley stepped down as Group Chief Executive on 31 October 2021. The remuneration shown for 2021 is in respect of his services as an Executive Director between 1 January 2021 and 31 October 2021. This figure does not include variable remuneration as the Committee has made no decisions in respect of Mr Staley's variable remuneration in respect of performance during 2021, and has suspended the vesting of all of his unvested deferred remuneration awards including the LTIP award granted to him in March 2019, as explained earlier in this Remuneration report. d The 2021 remuneration shown is in respect of C.S. Venkatakrishnan's services during 2021 following his appointment as Group Chief Executive on 1 November 2021. It includes the subsequent reduction to reflect the lower outcomes of the financial measures following the restatement of the 2021 financial statements and as a result the figure has been restated from the value disclosed in the 2021 Annual Report. e Not applicable as the individual was not a participant in a long-term incentive award that vested in the period. Strategy Climate and sustainability Risk review Financial review Financial statements Shareholder information Barclays PLC 2022 Annual Report on Form 20-F 158Governance Remuneration report (continued)

Group Chief Executive pay ratio The table below shows the ratios of the Group Chief Executive’s total remuneration to the total remuneration of UK employees since 2018 and the change in the pay ratios for 2022 is explained below. Option 25th percentile Median 75th percentile 2022 A 154 x 101 x 58 x 2021a A 95 x 62 x 35 x 2020 A 144 x 95 x 53 x 2019 A 213 x 140 x 77 x 2018 A 126 x 85 x 45 x Note a 2021 Group Chief Executive pay ratio figures are calculated using the sum of the 2021 single total figure for remuneration for C.S. Venkatakrishnan and Jes Staley for their respective periods of service as Group Chief Executive in 2021. The 2021 pay ratio figures have been recalculated to reflect the reduction that will be applied to the deferred elements of C.S. Venkatakrishnan’s 2021 bonus, after the financial outcomes were recalculated to reflect the restatement of the 2021 financial statements, though after rounding the pay ratios shown are unchanged from those disclosed in the 2021 Annual Report. The regulations provide three options that companies may use to calculate total pay for the employees at the 25th percentile, median and 75th percentile. Option A was selected as this is the most robust methodology, calculating total pay for all employees on the same basis that the single total figure for remuneration is calculated for Executive Directors. Total pay for each employee includes earned fixed pay, which is made up of salary, any Role Based Pay and relevant allowances, annual incentives awarded for the 2022 calendar year, and an estimate of pension and benefits for 2022. Other elements of pay such as overtime and shift allowances have been excluded. The estimate of pension for each employee is based on the percentage currently available to new hires in the UK (10% of salary for the more senior and 12% for the more junior corporate grades). The estimate of benefits is based on the cost of core benefits available at each corporate grade, including private medical insurance, income protection and life assurance. Calculations use full-time equivalent pay data taken from our HR systems for all UK employees, for each year using the employee population on 31 December. Total pay and fixed pay for the UK employees at the 25th percentile, median and 75th percentile are set out in the table below. 25th percentile Median 75th percentile Total pay Fixed Pay Total pay Fixed Pay Total pay Fixed Pay 2022 £33,711 £28,300 £51,493 £41,608 £89,911 £71,071 2021 £31,404 £26,035 £48,253 £39,461 £85,407 £67,408 2020 £29,380 £24,706 £44,631 £37,460 £79,324 £64,272 2019 £27,875 £23,348 £42,362 £35,158 £77,488 £62,263 2018 £26,587 £21,899 £39,390 £32,202 £74,685 £60,000 The Group Chief Executive pay ratios for 2022 are higher than the pay ratios for 2021. The 2021 pay ratios were calculated using the sum of the 2021 single total remuneration figure for C.S. Venkatakrishnan and Jes Staley for their respective periods of service during 2021 as Group Chief Executive. The figure for Jes Staley did not include any value for bonus or LTIP as no remuneration decisions were made in respect of Mr Staley for performance-year 2021, and the 2019-2021 LTIP award granted to him in March 2019 that would otherwise have vested to him in March 2022 was suspended, as explained earlier in this Remuneration report. On a like-for-like annualized basis, C.S. Venkatakrishnan’s bonus for 2022 is lower than his 2021 bonus as Group Chief Executive, while the median bonus for UK employees has increased by 3% in 2022, as is discussed in more detail on the next page. The Group Chief Executive pay ratios for 2022 are more similar to the 2020 pay ratios, which is the most recent year that the single figure for remuneration included a full-year bonus for the Group Chief Executive. Looking back over the four-year period shown in the tables, total pay for the more junior employees in the UK has increased by almost a third (27% at 25th percentile and 31% at median), and fixed pay has increased by a similar amount (29% at both 25th percentile and median). Pay at the 75th percentile (more senior colleagues) has increased by less (20% for total pay and 18% for fixed pay). This is consistent with our commitment to fair pay for the lowest paid. Salary levels are reviewed annually to ensure these exceed living wage benchmarks and salary increases are focused on the more junior colleagues. In addition, more junior employees are largely protected from decreases in bonus pool. Barclays remuneration philosophy is set out earlier in this report, and all remuneration decisions for Executive Directors and the wider workforce are made within this framework. The Group Chief Executive pay ratio is one of the outcomes of all of these decisions, which are explained in more detail in the Committee Chair’s annual statement. To ensure that Executive Director remuneration outcomes are commensurate with experience for the wider workforce, the Remuneration Committee each year specifically considers whether the bonus and LTIP outcomes for the Executive Directors appropriately reflect the Group’s performance, shareholder experience and the remuneration outcomes for the wider workforce, as part of determining whether a discretionary adjustment should be made to the Executive Directors’ incentive outcomes. The Committee concluded that this remains the case for this year's remuneration outcomes. Strategy Climate and sustainability Risk review Financial review Financial statements Shareholder information Barclays PLC 2022 Annual Report on Form 20-F 159Governance Remuneration report (continued)

Annual percentage change in remuneration of Directors and employees The table below shows the percentage change in the Executive Directors’ Fixed Pay, benefits and bonus each year between 2020 and 2022 compared with the percentage change in each of those components of pay for UK-based employees of Barclays Group and for employees of the Barclays PLC (BPLC), the parent company of the Group. Fixed pay Benefits Annual bonus 2021/2022 C.S. Venkatakrishnana 2% 853% (16%) Anna Crossb n/a n/a n/a Tushar Morzariac 2% 82% (20%) Median UK employee 5% 10% 3% Median employee of BPLCd 10% 15% (2%) 2020/2021 C.S. Venkatakrishnana n/a n/a n/a Tushar Morzariac 2% (10%) 152% Jes Staleye 1% (12%) n/a Median UK employee 5% 6% 42% Median employee of BPLCd 11% —% 38% 2019/2020 Tushar Morzaria —% 9% (49%) Jes Staley —% 10% (49%) Median UK employee 7% 20% (16%) Median employee of BPLCd 7% 26% (16%) Notes a C.S. Venkatakrishnan was appointed as Group Chief Executive with effect from 1 November 2021. His remuneration figures for 2021 are pro-rated up to a full-year equivalent for the purpose of this comparison. The value of his benefits in 2022 includes the cost of providing relocation support, including immigration assistance, temporary accommodation and home search support in London. No percentage change figures can be calculated for 2020/21 as he did not receive any remuneration in respect of services provided as an Executive Director in 2020. b Anna Cross was appointed as Group Finance Director with effect from 23 April 2022. No percentage change figures can be calculated for 2021/22 as she did not receive any remuneration in respect of services provided as an Executive Director in 2021. c Tushar Morzaria retired from the Board and stepped down as Group Finance Director on 22 April 2022. His remuneration figures for 2022 are pro-rated up to a full-year equivalent for the purpose of this comparison. The value of his benefits in 2022 includes the cost of advice on tax return preparation incurred in 2021 and 2022 that were all invoiced in 2022. The annual bonus percentage change for Tushar Morzaria reflects the reduction that will be applied to the deferred elements of his 2021 bonus, to reflect the restatement of the 2021 financial statements, and as a result the 2020/2021 percentage change has been restated from the value disclosed in the 2021 Annual Report. d The BPLC comparison is included because this is a statutory requirement, though BPLC employs only a very small number of Head Office employees (51 for 2022). e Jes Staley's remuneration figures for 2021 are pro-rated up for the purpose of this comparison. The Committee has not made any remuneration decisions to date in respect of 2021 variable pay, as explained earlier in this Remuneration report. For the Executive Directors, percentage change figures for 2021 to 2022 are calculated using the single total figures for remuneration. For the purpose of this comparison, these have been pro-rated up to full year based on their respective periods of service as Executive Directors each year. As such, C.S. Venkatakrishnan’s 2021 single total figure for remuneration, which reflects remuneration for his two months’ service as an Executive Director in 2021, was pro-rated up to a full-year equivalent, as was Tushar Morzaria’s single total figure for 2022, which reflects remuneration from the start of 2022 until he stepped down as Group Finance Director and an Executive Director on 22 April 2022. For Fixed Pay, the 2021 to 2022 increase shown for C.S. Venkatakrishnan is due to the 3% Fixed Pay increase agreed for him with effect from 1 March 2022. The increase shown for Tushar Morzaria is due to the 4.5% Fixed Pay increase implemented with effect from 1 July 2021, which was originally approved by shareholders at the 2020 AGM and postponed due to the COVID-19 pandemic. The large percentage change in benefits for C.S. Venkatakrishnan from 2021 to 2022 is predominantly due to the cost during 2022 of providing him with relocation support, including immigration assistance, temporary accommodation and home search support in London, in line with the current DRP. As referenced in last year's Remuneration report, under the terms of his relocation to London, temporary accommodation in London will be provided to him for a period of up to two years following his appointment as Group Chief Executive in November 2021. Tushar’s benefits (on an annualised basis) have increased in comparison to 2021 largely due to the cost of advice on tax return preparation incurred in 2021 and 2022 all being invoiced in 2022, the total value of which is c.£15,000. The bonus outcomes for C.S. Venkatakrishnan and Tushar Morzaria are down 16% and 20% respectively (based on full-time equivalents each year). This is reflective of the financial and non-financial performance factors outlined earlier in this Remuneration report, in the section on the 2022 annual bonus outcomes, including the impact of the Over-issuance of Securities on the financial results for 2022. For UK employees across the Group overall, the 5% increase in median fixed pay reflects increases awarded during 2022 in the normal course of business and the decision taken to bring forward part of the 2023 pay increase, to give 35,000 UK-based junior colleagues a £1,200 salary increase effective from August 2022 to provide support to colleagues in light of high cost-of-living inflation, ahead of our annual salary review (which will be effective 1 March 2023). The increase in benefits is largely due an increase in the cost to Company of income protection and private medical insurance. For bonus, although the overall incentives pool is down on 2021, the Committee chose to focus the reductions on more-senior colleagues so that year-on-year bonus outcomes for junior colleagues see less of a decline, consistent with our Fair Pay Agenda. As a result, the greatest reductions in incentives from 2021 to 2022 were seen for more senior colleagues. This is reflected in the bonus percentage change figure for the median employee, which is up 3% from 2021 to 2022, despite the overall incentives pool reduction. Strategy Climate and sustainability Risk review Financial review Financial statements Shareholder information Barclays PLC 2022 Annual Report on Form 20-F 160Governance Remuneration report (continued)

BPLC only employs a very small number of Head Office employees (51 for 2022) and there is frequent movement of employees between BPLC and other entities within the Barclays Group. To make a meaningful year-on-year comparison, the figures are therefore based on those individuals who were employed by BPLC in both years (34 individuals). The fixed pay increase for this population of 10% is due to a few fixed pay increases following material changes in role in this very small population. The average bonus decrease of 2% is principally a consequence of the decrease in Group-wide incentive pool in 2022. The benefits value has increased due an increase in the cost of income protection and private medical insurance. The table below shows the percentage change in fees each year between 2019 and 2022 for the Chairman and the Non-Executive Directors serving on Barclays PLC Board during 2022, including fees for Board Committee memberships and/or subsidiary board positions. Non-Executive Directors who joined on or after 1 January 2022 are not included. The changes in fees shown relate to changes in responsibilities of the Non-Executive Directors. 2021 / 2022 Feesa 2020 / 2021 Feesa 2019 / 2020 Feesa Nigel Higgins 0% 0% 0% Mike Ashley (2%) 0% 19% Tim Breedon (19%)b 64% 24% Mohamed A. El-Erian 3% 11% n/a Dawn Fitzpatrick 18%c 14% 36% Mary Francis 5% 8% (3%) Crawford Gillies (2%) 108% 4% Brian Gilvary 3% 95% n/a Diane Schueneman 4% (4%) 3% Julia Wilson 13%d n/a n/a Notes a For those who were appointed to Barclays PLC Board or those who stood down from Barclays PLC Board in any of the years covered by the table, fees are pro-rated up for the relevant year for the purpose of this comparison. Additional information has been provided where 2021/2022 percentage changes in fees were greater than 10%. b The decrease in fees from 2021 to 2022 is primarily due to Tim Breedon having retired from his responsibilities as a member of the Board Remuneration Committee of Barclays PLC and Barclays Bank PLC on 31 October 2021; he also retired as Chair of the Board Risk Committee of Barclays PLC and Barclays Bank PLC, and as a member of the Barclays Bank PLC Board, in each case with effect from 28 February 2022. c Dawn Fitzpatrick joined the Board Remuneration Committee with effect from 1 July 2021 and the BCSL Board with effect from 27 September 2021 and received pro-rata fees for that year. For 2022, the full year fees of £30,000 and £20,000 respectively were paid, therefore increasing the fees paid from 2021 to 2022. d The increase in fees from 2021 to 2022 is primarily due to Julia Wilson's additional responsibilities in 2022, including becoming a member of the Board Risk Committee and the Board Nominations Committee with effect from 1 September 2022. Relative importance of spend on pay A year-on-year comparison of Group compensation costs and of distributions to shareholders is shown below. The distributions shown relate to dividends paid and share buyback programmes completed during the year. The distributions for 2022 do not include the dividends and share buyback programme announced on 15 February 2023. Group compensation costs £m 2022 2021 8,349 7,624 6,513 5,879 1,836 1,745 n Other compensation-related income statement chargesa n Performance costs Distribution to shareholdersb £m 2022 2021 2,528 1,712 1,500 1,200 1,028 512 n Share buybacks n Dividends Notes a Relates to costs arising from salaries and other elements of fixed pay, social security costs, post-retirement benefits and other compensation costs. b The chart shows dividends paid and share buyback programmes completed during the year, i.e. for 2022, the figure represents the 2021 full year dividend paid, the share buyback programme announced with the 2021 results, the 2022 half year dividend, and the share buyback programme announced with the half year results. The shareholder distributions announced on 15 February 2023 are not reflected in this chart. Strategy Climate and sustainability Risk review Financial review Financial statements Shareholder information Barclays PLC 2022 Annual Report on Form 20-F 161Governance Remuneration report (continued)

Chairman and Non-Executive Directors Remuneration for Non-Executive Directors reflects their responsibilities, time commitment and the level of fees paid to Non-Executive Directors of comparable major UK companies. Fees are pro-rated for periods of service. Non-Executive Directors are reimbursed expenses that are incurred for business reasons. Any tax that arises on these reimbursed expenses is paid by Barclays. Chairman and Non-Executive Directors: Single total figure for 2022 remuneration (audited) Feesa Benefits Total 2022 2021 2022 2021 2022 2021 £000 £000 £000 £000 £000 £000 Chairman Nigel Higginsb 800 800 7 8 807 808 Non-Executive Directors Mike Ashley 260 265 — — 260 265 Robert Berryc 213 — — — 213 — Tim Breedond 392 483 — — 392 483 Mohamed A. El-Erian 155 150 — — 155 150 Dawn Fitzpatricke 200 170 — — 200 170 Mary Francis 170 162 — — 170 162 Crawford Gillies 490 502 — — 490 502 Brian Gilvary 241 234 — — 241 234 Diane Schueneman 388 374 — — 388 374 Julia Wilsonf 135 90 — — 135 90 Total 3,444 3,230 7 8 3,451 3,238 Notes a The annual fees received in 2022 by each Non-Executive Director include fees for Board Committee memberships and/or subsidiary Board positions. Fees shown in the table above are pro-rated (where appropriate) for periods of service. Key changes in appointments during 2022 are identified in notes c to f below. b Nigel Higgins does not receive a fee in respect of his role as Chairman of Barclays Bank PLC. c Robert Berry was appointed to the Board with effect from 8 February 2022 and as Chair of the Board Risk Committee and a member of the Board Audit Committee with effect from 1 March 2022. The 2022 figure includes £90,000, £80,000 and £20,000 respectively, for these appointments (pro-rated for service in 2022). d Tim Breedon retired as Chair of the Board Risk Committee of Barclays PLC and Barclays Bank PLC, and as a member of the Barclays Bank PLC Board, with effect from 28 February 2022, but remains a member of the Board and Chair of Barclays Bank Ireland PLC. e Dawn Fitzpatrick joined the Board Remuneration Committee with effect from 1 July 2021 and the BCSL Board with effect from 27 September 2021 and received pro-rated fees for that year. For 2022, the full year fees of £30,000 and £20,000 respectively were paid, therefore increasing the fees paid from 2021 to 2022. f Julia Wilson was appointed as a member of the Board Risk Committee and the Board Nominations Committee with effect from 1 September 2022. The 2022 figure includes £30,000 and £15,000 respectively for these appointments (pro-rated for service in 2022). Chairman and Non-Executive Directors: Statement of implementation of remuneration policy in 2023 The fees for the Chairman and Non-Executive Directors were reviewed in December 2022 and early 2023. With effect from 1 January 2023, the fee for the Chairman was increased by 5% from £800,000 to £840,000 and the fees for Non-Executive Directors for all other roles on the Board and Board Committees of Barclays PLC were increased by 5%. Fees for the Chairman and Non-Executive Directors are shown below, before those increases in the column headed 1 January 2022 and after the increases in the column headed 1 January 2023. 1 January 2023 1 January 2022 £ £ Chairmana 840,000 800,000 Board member 94,500 90,000 Additional responsibilities Senior Independent Director 37,800 36,000 Chair of Board Audit or Risk Committee 84,000 80,000 Chair of the Board Remuneration Committee 73,500 70,000 Membership of Board Audit, Remuneration or Risk Committee 31,500 30,000 Membership of Board Nominations Committee 15,750 15,000 Note a The Chairman does not receive any fees in addition to the Chairman fees. Strategy Climate and sustainability Risk review Financial review Financial statements Shareholder information Barclays PLC 2022 Annual Report on Form 20-F 162Governance Remuneration report (continued)

Directors’ shareholdings and share interests Interests in Barclays PLC shares (audited) The table below shows the number of shares owned beneficially by each person who served as a Director during 2022 (including any shares owned beneficially by their connected persons). For the Executive Directors, it shows the number of shares over which each holds awards that are subject to either deferral terms or to deferral terms plus performance measures, and the number of shares owned outright includes shares purchased by the Director as well as shares received in relation to remuneration. The numbers shown for shares that are subject to performance measures represent the maximum number of shares that may be released if those performance measures were to be satisfied in full. The total share interests at 13 February 2023 were the same as shown below for all Directors in service as at 31 December 2022. Interests in Barclays PLC shares as at 31 December (or date of retirement from the Board, if earlier) Owned outright Unvested deferred awards Total Subject to performance measures Not subject to performance measures Executive Directors C.S. Venkatakrishnan 2,019,218 3,025,210 3,223,154 8,267,582 Anna Crossa 400,910 774,557 1,175,467 Chairman Nigel Higgins 1,614,611 1,614,611 Non-Executive Directors Mike Ashley 382,362 382,362 Robert Berryb 4,786 4,786 Tim Breedon 202,399 202,399 Mohamed A. El-Erian 141,014 141,014 Dawn Fitzpatrick 944,925 944,925 Mary Francis 67,944 67,944 Crawford Gillies 221,016 221,016 Brian Gilvary 212,200 212,200 Diane Schueneman 106,844 106,844 Julia Wilson 21,263 21,263 Former Directors Tushar Morzariac 5,263,505 4,310,037 2,362,888 11,936,430 Notes a Anna Cross was appointed to the Board with effect from 23 April 2022. b Robert Berry was appointed to the Board with effect from 8 February 2022. c Tushar Morzaria stepped down as an Executive Director with effect from 22 April 2022 and as a result his shareholdings are shown as at that date. Strategy Climate and sustainability Risk review Financial review Financial statements Shareholder information Barclays PLC 2022 Annual Report on Form 20-F 163Governance Remuneration report (continued)

Executive Directors’ shareholdings and share interests (audited) The charts below show the value of Barclays shares held as at 31 December 2022 by C.S. Venkatakrishnan and Anna Cross, or as at 22 April 2022 for Tushar Morzaria, being his last day of active service as an Executive Director, in each case using the Q4 2022 average Barclays ordinary share price of £1.5315. The values of unvested shares are shown after deduction of estimated income tax and social security withholdings. For the unvested shares subject to performance conditions, the proportion that is ultimately released may range from 0% to 100%, depending on the achievement of the performance measures for each award, and on continued employment in accordance with the plan rules and the DRP. For C.S. Venkatakrishnan, the shareholding requirement is 233% of year-end Fixed Pay and for Anna Cross it is 224% of year-end Fixed Pay. C.S. Venkatakrishnan and Anna Cross have five years from their respective dates of appointment as Executive Directors to meet this requirement. Barclays shares held beneficially by each Executive Director count towards the shareholding requirement under the existing DRP, which was in operation during 2022. Under the proposed new DRP, which aligns the shareholding and post-employment shareholding requirements with market practice (as described earlier in the Remuneration report), unvested shares that are not subject to performance conditions will also count toward the shareholding requirement (net of estimated tax and social security). Tushar Morzaria is subject to a two year post-employment shareholding requirement of 224% of his Fixed Pay as at his last day of active service as an Executive Director. Shares that count towards the requirement are beneficially owned shares, plus unvested shares not subject to performance conditions (net of estimated tax and social security). Unvested shares that are still subject to performance conditions do not count towards the shareholding requirements, but contribute to aligning the Executive Directors' interests with shareholder experience through share price exposure. C.S. Venkatakrishnan Anna Cross £000 £000 6,477 3,092 2,364 2,219 Requirement Actual 3,864 614 629 Requirement Actual C.S. Venkatakrishnan has until 1 November 2026, being five years from the date of his appointment as an Executive Director, to meet this shareholding requirement. Anna Cross has until 23 April 2027, being five years from the date of her appointment as an Executive Director, to meet this shareholding requirement. Tushar Morzaria £000 3,864 8,061 1,918 3,498 Requirement Actual Having stepped down as an Executive Director on 22 April 2022, Tushar Morzaria has a contractual obligation to maintain his shareholding requirement (as detailed above) for two years following his last day of active service as an Executive Director. n Vested shares n Unvested shares not subject to performance conditions n Unvested shares subject to performance conditions Strategy Climate and sustainability Risk review Financial review Financial statements Shareholder information Barclays PLC 2022 Annual Report on Form 20-F 164Governance Remuneration report (continued)

Service contracts and letters of appointment Each Executive Director has a service contract, whereas the Chairman and Non-Executive Directors each have a letter of appointment. Copies of the service contracts and letters of appointment are available for inspection at the Company’s registered office. The effective dates of the current Directors’ appointments disclosed in their service contracts or letters of appointment are shown in the table below. As stated in the letters of appointment, the Chairman and Non-Executive Directors are appointed for an initial term of three years and are subject to annual re-election by shareholders. On expiry of the initial term and subject to the needs of the Board, Non-Executive Directors may be invited to serve a further three years. Non-Executive Directors appointed beyond six years will be at the discretion of the Board Nominations Committee. Effective date of appointment Chairman Nigel Higgins 1 March 2019 (as a Non-Executive Director) 2 May 2019 (as Chairman) Executive Directors C.S. Venkatakrishnan 1 November 2021 Anna Cross 23 April 2022 Non-Executive Directors Mike Ashley 18 September 2013 Robert Berry 8 February 2022 Tim Breedon 1 November 2012 Mohamed A. El-Erian 1 January 2020 Dawn Fitzpatrick 25 September 2019 Mary Francis 1 October 2016 Crawford Gillies 1 May 2014 Brian Gilvary 1 February 2020 Marc Moses 23 January 2023 Diane Schueneman 25 June 2015 Julia Wilson 1 April 2021 Payments to former Directors (audited) Former Group Chief Executive: Jes Staley On stepping down from his role as Group Chief Executive and as an Executive Director of Barclays PLC, on 31 October 2021, Mr Staley was entitled to 12 months' notice from Barclays, under his contract of employment. During his notice period, he continued to receive his Fixed Pay (£2,400,000 per annum delivered half in cash, paid monthly, and half in Barclays shares, awarded each quarter), pension allowance (£120,000 per annum, paid monthly) and other benefits, in line with the DRP. The amounts that he received during 2022, up to the end of his notice period on 31 October, amounted to Fixed Pay in cash of £1,000,000, Fixed Pay in shares of £1,000,000, pension allowance of £100,000 and other benefits with a value of approximately £46,600. He was also contractually entitled to receive reimbursement of repatriation costs to the US, in line with the DRP, and these amounted to £107,000. Mr Staley will continue to be entitled to annual advice on UK and US tax compliance in respect of Barclays employment income. Pending further developments in respect of the regulatory and legal proceedings related to the ongoing FCA and PRA investigation regarding Mr Staley, no further remuneration decisions have been made with regards to his deferred share and LTIP awards which remain suspended. Former Group Finance Director: Tushar Morzaria On stepping down from his role as Group Finance Director and as an Executive Director of Barclays PLC, on 23 April 2022, Mr Morzaria commenced a new role within Barclays as Chairman of Global Financial Institutions Group and Adviser to the Group Chief Executive. He will continue to be entitled to annual advice on UK and US tax compliance until such time as he ceases receiving deferred income related to his period serving as an Executive Director, the total cost of which was c.£15,000 in 2022. Mr Morzaria continues to work within Barclays in other roles and so is not treated as a leaver in respect of any deferred bonus or LTIP awards, which will continue to vest in accordance with the relevant plan rules. Former Group Finance Director: Chris Lucas In 2022, Chris Lucas continued to be eligible to receive life assurance cover, private medical cover and payments under the Executive Income Protection Plan (EIPP). Full details of his eligibility under the EIPP were disclosed in the 2013 Remuneration report (page 115 of the 2013 Annual Report). He did not receive any other payment or benefit in 2022. Strategy Climate and sustainability Risk review Financial review Financial statements Shareholder information Barclays PLC 2022 Annual Report on Form 20-F 165Governance Remuneration report (continued)

Previous AGM voting outcomes The table below shows the shareholder voting result in respect of our 2021 Remuneration report (approved by shareholders at the AGM held on 4 May 2022) and Directors’ remuneration policy (approved by shareholders at the AGM held on 7 May 2020). For % of votes cast Number Against % of votes cast Number Withheld Number Vote on the 2021 Remuneration Report at the 2022 AGM 89.03% 10.97% 10,193,013,827 1,255,388,727 15,189,796 Vote on the Directors’ remuneration policy at the 2020 AGM 96.29% 3.71% 11,308,670,932 436,091,600 201,020,969 At the AGM held on 24 April 2014, 96.02% (10,364,453,159 votes) of shareholders of Barclays PLC voted for the resolution in respect of a fixed to variable remuneration ratio of 1:2 for ‘Remuneration Code Staff ’ (now known as MRTs). On 14 December 2017, the Board of Barclays PLC as shareholder of Barclays Bank PLC approved the resolution that Barclays Bank PLC and any of its current and future subsidiaries be authorised to apply a ratio of the fixed to variable components of total remuneration of their MRTs that exceeds 1:1, provided the ratio does not exceed 1:2. On 15 November 2018, the Board of Barclays PLC as shareholder of Barclays Bank UK PLC approved an equivalent resolution in relation to MRTs within Barclays Bank UK PLC and any of its subsidiaries. Barclays Board Remuneration Committee The Committee is responsible for overseeing Barclays’ remuneration as described in more detail below. Terms of Reference The role of the Committee is to: • set the overarching principles and parameters of remuneration policy across the Group; • consider and approve the remuneration arrangements of (i) the Chair, (ii) the Executive Directors, (iii) members of the Barclays Group Executive Committee and any other senior executives specified by the Committee from time to time, and (iv) all other Group employees whose total annual compensation exceeds an amount determined by the Committee from time to time; and • exercise oversight over remuneration issues. The Committee considers the overarching objectives, principles and parameters of remuneration policy across the Group, ensuring that it is adopting a coherent approach in respect of all employees. In discharging this responsibility, the Committee seeks to ensure that the policy is fair and transparent, avoids complexity and assesses, among other things, the impact of pay arrangements in supporting the Group’s culture, Values and strategy and on all elements of risk management. The Committee also approves incentive pools for each of the Group, Barclays Bank PLC, Barclays Bank UK PLC and BX, periodically reviews (at least annually) all material matters of retirement benefit design and governance, and exercises judgement in the application of remuneration policies to promote the long-term success of the Group for the benefit of shareholders. The Committee and its members work as necessary with other Board Committees, and the Committee is authorised to select and appoint its own advisers as required. + The Committee’s terms of reference are available at home.barclays/who-we-are/our-governance/board-committees Advisers to the Committee The Committee appointed PricewaterhouseCoopers (PwC) as its independent adviser in October 2017. The Committee considered the advice provided by PwC to the Committee during the year and was satisfied that the advice is independent and objective. PwC is a signatory to the voluntary code of conduct in relation to executive remuneration consulting in the UK. PwC was paid £173,000 (excluding VAT) in fees for their advice to the Committee in 2022 relating to the remuneration of the Directors (either exclusively or along with other employees within the Committee’s Terms of Reference). In addition to advising the Committee, PwC provided unrelated consulting advice to the Group in respect of strategic advice on business, regulation, operational models and cost, corporate taxation, technology, pensions and HR issues. Throughout 2022, Willis Towers Watson (WTW) provided the Committee with market data on compensation, as context when considering incentive levels and remuneration packages. WTW were paid £82,000 (excluding VAT) in fees for these services. In addition to the services provided to the Committee, WTW also provides market data on compensation for other roles below Board level, pensions and benefits advice and insurance brokerage services to the Barclays Group, and pensions advice and administration services to a number of the Group's pension funds. In the course of its deliberations, the Committee also considered the views of the Group Chairman, the Group Chief Executive, the Group Human Resources Director and the Group Reward and Performance Director. The Group Finance Director and the Group Chief Risk Officer provided regular updates on Group and business financial performance and risk profiles, respectively. The Head of Corporate Communications attended when requested to advise on reward communications and disclosures. The Group General Counsel and Company Secretary advised on legal and governance-related matters. No Barclays employee or Director participates in discussions with, or decisions of, the Committee relating to his or her own remuneration. No other advisers provided services to the Committee in the year. Strategy Climate and sustainability Risk review Financial review Financial statements Shareholder information Barclays PLC 2022 Annual Report on Form 20-F 166Governance Remuneration report (continued)

Committee effectiveness in 2022 The 2022 Committee effectiveness review was facilitated internally in accordance with the Code. This internal review involved completion of a tailored questionnaire by Committee members and standing attendees, in line with the approach adopted for all Board Committees in 2022. The review is an important part of the way Barclays monitors and improves Committee performance and effectiveness, maximising strengths and highlighting areas for further development. The results of the review confirm the Committee is operating effectively. It is considered to be well constituted, providing an effective and appropriate level of challenge and oversight of the areas within its remit, including in respect of complex judgements. The review noted that the Committee allocates time appropriately to cover its remit effectively in meetings, with sufficient time for discussion and challenge. The review acknowledged that Committee meetings are chaired effectively, with the Chair encouraging debate through an inclusive approach. In light of Crawford Gillies having stepped down as Committee Chair in February 2021, and the role of Chair having been assumed by an existing Committee member, consideration will be given to adding an additional member of the Committee in due course. The Committee’s interaction with the Board, Board Committees and senior management is considered effective, with the review noting the strong level of support provided to the Committee by senior management. Following the consolidation of the membership of the Committee with the BBPLC Board Remuneration Committee in September 2019 (with the exception of the Committee Chair, who attends as an observer only for matters relating to BBPLC), coverage of BBPLC matters within aligned meetings is considered adequate. The Committee’s interaction with the BBPLC and BBUKPLC Board Remuneration Committees was also considered effective, and operates in line with regulatory requirements. Committee activity in 2022 The following table summarises the Committee’s activity during 2022, and at the January and February 2023 meetings at which 2022 remuneration decisions were finalised. The Committee is also provided with updates at each scheduled meeting on: the operation of the Committee’s Control Framework on hiring, retention and termination; headcount and employee attrition; and extant LTIP performance. January 2022 February 2022 June 2022 October 2022 December 2022 January 2023 February 2023 Overall remuneration Finance and Risk updates ▪ ▪ ▪ ▪ ▪ ▪ ▪ Incentive funding proposals including risk and control adjustments ▪ ▪ ▪ ▪ ▪ ▪ 2021 Remuneration Report ▪ ▪ Group Fixed Pay budgets ▪ ▪ ▪ ▪ ▪ ▪ Wider workforce considerations ▪ ▪ ▪ ▪ ▪ ▪ ▪ Incentive funding approach ▪ Barclays’ Fair Pay Agenda and Report ▪ ▪ ▪ ▪ ▪ ▪ Directors' Remuneration Policy ▪ ▪ ▪ ▪ ▪ 2022 Remuneration Report ▪ ▪ ▪ Executive Directors’ and senior executives’ remuneration Executive Directors’ and senior executives’ bonus outcomes ▪ ▪ ▪ ▪ ▪ Annual bonus and LTIP performance measures and target calibration ▪ ▪ ▪ ▪ Governance Regulatory and stakeholder matters ▪ ▪ ▪ ▪ ▪ ▪ ▪ Discussion with independent adviser ▪ ▪ ▪ ▪ ▪ ▪ ▪ Remuneration Review Panel update ▪ ▪ ▪ ▪ Review of Committee effectiveness ▪ ▪ There were two additional Committee meetings, one each in February 2022 and November 2022, the first to consider the remuneration aspects related to Group Finance Director succession and the second to consider remuneration for a number of senior positions. Strategy Climate and sustainability Risk review Financial review Financial statements Shareholder information Barclays PLC 2022 Annual Report on Form 20-F 167Governance Remuneration report (continued)

Other Governance This section aims to provide an overview of certain governance matters of particular relevance to ESG ratings agencies and investors across a range of ESG matters. It covers topics such as our Code of Conduct, Whistleblowing, Tax, Financial crime, Health and Safety and how we manage our Data privacy and Security as well as Resilience. This section also includes our approach to managing social and environmental impacts as well as our Governance disclosures as part of the TCFD recommendations. This section does not discuss general corporate governance matters. Refer to the Board Governance report from page 54 in the Annual Report for information relating to the Board, ExCo and Board Committees, our Board governance framework and how we complied with the requirements of the 2018 UK Corporate Governance Code during 2022. Climate and sustainability governance 169 Managing impacts in lending and financing 175 The Barclays Way 178 Whistleblowing 179 Tax 180 Financial crime 182 Health and safety 183 Managing data privacy, security and resilience 184 Strategy Climate and sustainability Risk review Financial review Financial statements Shareholder information Barclays PLC 2022 Annual Report on Form 20-F 168Governance

Climate and sustainability governance Oversight and management of climate-related issues are embedded within our governance structure. Barclays’ governance structure consists of the Barclays PLC Board (Board) and its Committees along with Executive and Management Committees which span across both business and legal entity lines. The Board sets the Group’s climate-related strategy and oversees its implementation by senior management. Governance structure Barclays PLC Board The Barclays PLC Board sets the strategy for the group Board Risk Committee Board Audit Committee Board Remuneration Committee Group Executive Committee (Group ExCo) Group Reputation Risk Committee (GRRC) Group Risk Committee (GRC) Accountable Function’s COO Executive Committee Climate Transaction Review Committee (CTRC) Disclosure Committee Climate Risk & Controls Forum (CFRF) Climate Risk Committee (CRC) Operational Sustainability Steering Committee Climate Portfolio Governance Board Legal & Technical Committee Group Chief Compliance Officer Group Chief Risk Officer Group Chief Operating Officer CEOs - Corporate & Investment Bank and Barclays UK Group Head of PPCR Group Finance Director Group Head of Climate Risk BX Risk and Finance Chief Operating Officer Heads of Sustainable Finance - Corporate & Investment Bank and Barclays UK Group Head of Sustainability Group Head of Finance - Sustainability and ESG Business / Legal Entity Committees and Forums Climate and Sustainable Finance Council Principal Investments Equity Committee Strategy Climate and sustainability Risk review Financial review Financial statements Shareholder information Barclays PLC 2022 Annual Report on Form 20-F 169Governance ESG: Governance

Roles and Responsibilities of Board and Board Committees with respect to Climate matters Board / Board Committee Roles and Responsibilities Board Responsible for the overall leadership of the Group (with direct oversight of matters relating to strategy, reputation and culture). The Board sets the Group’s strategy and has responsibility for overseeing Reputation risk, in respect of which climate matters are a relevant consideration. Board Audit Committee Responsible for overseeing the integrity of the Group's financial disclosures, the effectiveness of the internal control environment and consideration of non-financial reporting. The Committee oversees financial and narrative reporting which encompasses ESG and climate disclosures within the Annual Report. Board Risk Committee Responsible for monitoring Principal Risks (including Climate risk), considering the Group’s risk appetite and tolerances, along with reviewing the Group’s risk profile and commissioning, receiving and considering reports on key risk issues. The Committee has responsibility for reviewing the impact of Climate risk on financial and operating risk arising from climate change through physical risks, risks associated with transitioning towards a lower-carbon economy and connected risk (excluding Reputation risk). Board Remuneration Committee Responsible for setting the overarching principles and parameters of remuneration policy across the Group. The Committee has responsibility for aligning Executive Director remuneration with strategic priorities, including in relation to climate and sustainability matters. Climate and sustainability governance Board and Board Committee oversight of climate-related risks and opportunities Barclays PLC Board The Board is responsible for the overall leadership of Barclays PLC, including establishing its purpose, values and strategy and assessing and monitoring that these and its culture are aligned. As part of this, the Board and, as appropriate, its Committees are responsible for the oversight of social and environmental matters, including climate-related risks and opportunities. During 2022, the Board received five climate-related updates from the Group Head of Public Policy and Corporate Responsibility (PPCR) and the Group Head of Sustainability. These covered matters such as progress on our climate strategy, policy updates, industry trends, stakeholder engagement and target- setting. In addition to these Board briefings, the Group Head of PPCR engaged with Board members on matters relating to the Group’s climate strategy. The Board also received updates from the businesses (including Barclays UK and Barclays International), either directly or through the reports of the Board Risk Committee, regarding their climate strategy. See the ‘Climate spotlight’ on the next page for details of key Board activities and decisions in 2022 in relation to climate- related matters. The Board is supported in its work by its Committees (including in respect of climate-related matters), each of which has its own Committee Terms of Reference clearly setting out its remit and decision-making powers. The Chairs of each of the Board Committees provide a report on the work of the Committee at every Board meeting. Board Risk Committee (BRC) The BRC monitors and recommends the risk appetite for the Group's Principal Risks, including risks associated with climate change. It considers and reports on key financial and non-financial risk issues, and oversees conduct and compliance. It also monitors the Group’s Financial, Operational, Conduct and Legal risk profile. As reported in our 2021 Annual Report, Climate risk was elevated to a Principal Risk within our Enterprise Risk Management Framework (ERMF) from 1 January 2022. Following a detailed training session on the financial and operational risks of climate change delivered to the BRC at the beginning of 2022, the BRC received quarterly Climate risk updates from the Head of Climate Risk and also received reports from the businesses on their climate strategy, with a focus on ensuring Climate risk is adequately considered as part of business-planning activities across the Group. As part of the updates provided by the Head of Climate Risk, the BRC received and considered updates in relation to: • areas of elevated climate risk and progress against sector targets, received in the form of a Climate Risk Dashboard • stakeholder views on climate risk • the impact of the war in Ukraine on the transition towards a low-carbon economy • the SEC’s consultation on climate- related financial reporting • the PRA’s focus on nature-related financial reporting • heightened regulatory focus on ‘greenwashing’ activities in the financial services sector • physical risks associated with climate, including the impact of heatwaves and droughts. Following on from the Bank of England’s 2021 Climate Biennial Exploratory Scenario (CBES), the BRC received and discussed the conclusions of Round 2 of the CBES in 2022 and subsequently approved the results and conclusions for submission to the PRA. These exercises assist the continued deepening of Barclays’ understanding of climate risks. As part of the Group’s strategic planning process, the BRC recommended to the Board for approval the Barclays Risk Appetite Statement, which covers all Principal Risks, including Climate risk. The BRC also reviewed the ERMF and recommended the same to the Board for its approval, and reviewed each of the Principal Risk frameworks, including the Climate Risk Framework. Strategy Climate and sustainability Risk review Financial review Financial statements Shareholder information Barclays PLC 2022 Annual Report on Form 20-F 170Governance ESG: Governance (continued)

Board Audit Committee (BAC) The BAC assesses the integrity of the Group’s financial statements and evaluates the effectiveness of the Group’s internal controls. The BAC provides oversight of the Group’s climate and sustainability disclosures, and supported the integration of the 2022 TCFD disclosures into the 2022 Annual Report. The impact of climate change on the Group’s financial statements continues to not be material at this time, but this is an area that the BAC will continue to monitor. Spotlight Climate Barclays’ climate strategy and ambition is set by the Board which oversees its implementation by management. The Board remained focused on climate in 2022, and key activities of the Board in relation to climate included: • delivering on Barclays' commitment to offer shareholders a ‘Say on Climate’ advisory vote at the 2022 AGM • engaging with our private shareholder base at the 2022 AGM on Barclays’ climate strategy and targets, and considering feedback received following the 'Say on Climate' advisory vote passed at the AGM • ongoing engagement with institutional investors and shareholder representative groups regarding Barclays’ climate strategy and targets • considering updates on Climate risk through the reports of the Chair of the BRC • reviewing updates on amendments to climate policies and targets, including our oil sands and thermal coal policies • considering climate-related data and reporting, and discussing areas in which the Group could make further progress in its strategic climate leadership ambition. Key decisions: &uuml; reaffirmed Barclays’ desire to maintain a leading position on the climate agenda and supported broader engagement with shareholders on climate matters &uuml; approved the Group’s Task Force on Climate-related Financial Disclosures Report for 2021 &uuml; approved the form of resolution to be put to shareholders at the 2022 AGM seeking endorsement of Barclays’ climate strategy, targets and progress &uuml; endorsed management’s proposal for new or updated climate policies and targets. + Your can read more about Barclays’ updated policies and targets in the Climate and Sustainability report. Board Remuneration Committee (RemCo) The RemCo is responsible for setting the overarching principles and parameters of remuneration policy across the Group. The RemCo has responsibility for aligning Executive Director remuneration with strategic priorities, including in relation to climate and sustainability matters. The performance measures for the 2023 annual bonus and 2023-2025 Long Term Incentive Plan (LTIP) for the Executive Directors both include a 'Climate and sustainability' category, focusing on climate-related measures including progress towards our new Sustainable and Transition Financing target, reducing GHG emissions associated with our operations and supply chain, as well as delivering the ambition to be a net zero bank by 2050. Strategy Climate and sustainability Risk review Financial review Financial statements Shareholder information Barclays PLC 2022 Annual Report on Form 20-F 171Governance ESG: Governance (continued)

Management's role in assessing and managing climate-related risks and opportunities Oversight and management of climate strategy is increasingly embedded in business-as-usual management structures, including a number of executive committees. These committees are mandated and form part of Barclays’ formal governance architecture. They are convened to oversee a specific attribute of the Barclays control framework. Each committee is itself governed by Terms of Reference that lay out the duties, decision-making authority and escalation route of any material issues. The executive management committees receive regular briefings on matters including climate change. Both risks and opportunities are considered by management. Climate-related risks are assessed and escalated as appropriate through the various risk forums, and in 2022 the Barclays Climate and Sustainable Finance Council was established as a dedicated forum to identify and discuss climate-related opportunities across the Group. Group Executive Committee (Group ExCo) Throughout 2022 Group ExCo has been provided with regular updates on our climate strategy, including progress on our commitments, stakeholder engagement and expectations, and target-setting. The Group Head of PPCR is a member of Group ExCo and is accountable for ensuring the Group’s societal purpose is present in strategic decision-making at the highest levels in the organisation. The Group Head of PPCR, and their team, regularly updates Group ExCo on a range of Public Policy and Corporate Responsibility matters, covering key government and regulatory policy, regulator engagement and ESG matters, including climate. These updates include information about key industry trends and events, such as Barclays' involvement in the Net Zero Delivery Summit and the Sustainable Markets Initiative as well as the evolving regulatory focus on climate change across different jurisdictions. The Chief Risk Officer is a member of Group ExCo and is accountable for the approach to managing climate-related financial and operational risks to Barclays; this is implemented within the Group's Enterprise Risk Management Framework (ERMF). Group ExCo was regularly updated on the scope, approach and engagement relating to the 'Say on Climate' advisory resolution that was put to our shareholders at the AGM in May 2022. Capturing the opportunity as we transition towards a low-carbon economy was identified as a key strategic growth pillar for Barclays in 2022. As a result, Group ExCo was provided with updates on the global market opportunity for sustainable financing with a focus on the next 10 years. This work informed the setting of a $1tn Sustainable and Transition Financing target by the end of 2030, an increase of our Sustainable Impact Capital target to £500m by the end of 2027, and the appointment of new Heads of Sustainable Finance in both the Corporate and Investment Bank and Barclays UK. All submissions to the Barclays Group Board on Climate Strategy and climate- related matters are reviewed either by Group ExCo or the relevant Group ExCo member in advance. The Group Head of Sustainability also served as an ex-officio member of Group ExCo for Q1 of this year, recognising the importance of climate and sustainability to the group. Executive Director annual bonus and Long Term Incentive Plan (LTIP) outcomes are assessed against a framework of measures set by the Remuneration Committee at the start of the performance period for each award. A proportion of both bonus and LTIP is driven by non-financial performance measures, including measures relating to climate and sustainability. For the annual 2023 bonus and 2023-2025 LTIP awards, 10% of the overall outcome for each will be determined by performance against climate and sustainability measures, reflecting our ambition to be a net zero bank by 2050, including our commitment to align our financing with the goals and timelines of the Paris Climate Agreement. + Further details can be found in our Remuneration report from page 119 Group Risk Committee (GRC) The GRC is the designated forum to review and recommend, where necessary, submissions to the BRC. The GRC is the most senior risk executive body, and it monitors Principal Risks and key topics of material nature to Barclays, such as climate change. In 2022, the GRC reviewed: • key regulatory, global policy and geopolitical themes and management action proposed and taken • physical and transition risk metrics, including portfolio alignment progress against net zero sector targets • an overview of credible potential third- party scenarios in addition to Network for Greening the Financial System (NGFS) • the Climate Risk Framework and Climate Risk Appetite constraint. In relation to Principal Risks, the Group Risk Committee undertakes the following: • review and monitor the risk profile of material nature for each Principal Risk • approve for consideration by Barclays PLC Board and BBPLC Board Risk Committee the Risk Appetite Statement for each Principal Risk • annually review and approve the Principal Risk Framework for consideration by the Barclays PLC Board and BBPLC Board Risk Committee. The Group Risk Committee receives escalations from the Climate Risk Committee, noting none were received in 2022. Climate Risk Committee (CRC) To support the oversight of Barclays Group climate risk profile, a Climate Risk Committee (CRC) has been established, as a sub-committee of the GRC. The authority of the CRC is delegated by the GRC. The CRC is chaired by the Head of Climate Risk. CRC has reviewed and approved a range of updates including a refreshed Climate Risk Vision, updates from each of the financial and operational risks and from the material legal entities of the firm, along with key regulatory, policy and legal themes, the risk register and appetite statement, and reviewed the control environment. Climate Risk Control Forum (CRCF) The CRCF was established in July 2022 and escalates to the GRC via the Group Controls Committee. The purpose of the CRCF is to oversee the consistent and effective implementation and operation of the Barclays Controls Framework in relation to Climate Risk. It reviews the control environment, including risk events, policy and issues management. Climate Transaction Review Committee (CTRC) The CTRC is composed of members of Group ExCo and escalates directly to the Group CEO. The key function of the CTRC is to consider the reputation risks associated with certain transactions and clients with reference to our stated position on climate that could prevent Barclays from progressing its commitment to align our financing portfolio with the goals and timelines of the Paris Agreement and/or present significant reputation risk. Strategy Climate and sustainability Risk review Financial review Financial statements Shareholder information Barclays PLC 2022 Annual Report on Form 20-F 172Governance ESG: Governance (continued)

Operational Sustainability Steering Committee Barclays’ Operational Sustainability Steering Committee (OSSCo) is responsible for the development and implementation of the Bank’s operational sustainability strategy, including its carbon reduction plan and pillar one of the net zero bank ambition. OSSCo is chaired by BX Risk & Finance COO and comprises leadership from Corporate Real Estate Solutions (CRES) and Location Strategy, Barclays UK COO, CIB and BBPLC COO, Group HR, Procurement and Sourcing, Group CIO/ GTIS, Corporate Communications, Climate risk, Sustainability & ESG, CFO BX, ESG Legal Counsel. OSSCo reviews and approves environmental operational targets, shares and reviews operational sustainability programmes and third-party solutions and identifies and mitigates risks to the delivery of the operational climate strategy, among other activities that ensure coordination and alignment across the strategic groups responsible for implementing the operational net zero strategy. OSSCo provides updates to Barclays PLC Board twice a year and provides quarterly performance updates to the group change programme on climate. Also, key material projects that entail Board approval are first approved by OSSCo and then presented to the Board by the accountable Function’s COO Executive Committee. For example, net zero operations real estate related projects will be presented by the Group Real Estate SteerCo (GRESCo). Additionally, reports on progress are submitted to GRESCo monthly and COO Executive Committee biannually.&#9; Disclosure Committee (DisCom) The DisCom, which is chaired by the Group Finance Director, has been set up as a sub- committee of the Group ExCo. DisCom is convened to review and monitor the integrity of the Group’s financial and narrative statements and other information provided to stakeholders, whether by means of announcement or otherwise. In addition to reporting to the Executive Committee, DisCom also reports to the Barclays PLC Board Audit Committee. DisCom is convened to undertake a number of specific duties, including: • financial reporting: to review and monitor the integrity of the Group’s financial statements, interim management statements, preliminary announcements (if prepared), and any other formal announcements relating to the Group’s financial performance. • narrative reporting: to review and monitor the integrity of the Group’s narrative statements, including but not limited to the Country Snapshot, ESG disclosures, the TCFD disclosures and the Modern Slavery Statement. Legal & Technical Committee The Legal & Technical Review Committee (L&T) is an accounting, legal and regulatory compliance committee. L&T submits its findings and recommendations concerning the legal and technical status of the documents to DisCom. L&T’s activities cover: • review of compliance with UK and relevant non-UK legislation, accounting and regulatory rules, guidance and best practice • review of the external financial reporting documents as relevant to satisfy itself that disclosures are materially fair and not misleading • identification of potential areas of challenge for divisional CFOs and points for consideration for the members of the DisCom. As the Chairman of the Disclosure Committee, the Barclays Finance Director would also be appraised of these matters • liaison with the Group’s Auditors and external legal advisers to monitor compliance with IFRS and SEC reporting requirements. Reputation Risk Committee The Reputation Risk Committee is a sub- committee of the Group ExCo which manages material reputation risks and issues as they are brought to the attention of the Committee via relevant reputation risk assessment and escalation processes. Group Change Programme on Climate The group change programme on climate (“the programme”) is focused on driving the execution of one of the three pillars of our Group Climate Strategy, ‘Reducing our Financed Emissions’, within which Barclays is committed to aligning its financing with the goals and timelines of the Paris Agreement, consistent with scenarios limiting the increase in global temperatures to 1.5°C. The programme is set up in line with the Barclays Change Delivery Management standard, with established governance and regular reporting and oversight at the Group’s Mission Critical Forum. The overall Accountable Executive of the programme is the Group Head of Sustainability, also the chair of its governance body (Climate Portfolio Governance Board), represented by key businesses and functions across the Group, such as Sustainability & ESG, Risk, Business (Corporate and Investment Bank and Barclays UK), Finance and Technology. Key focus areas of the programme since its inception include setting targets for some of our highest emitting sectors, establishing Climate risk as a new Principal Risk (as part of the Enterprise Risk Management Framework), embedding required processes and frameworks within the business to implement and manage sector targets, evaluating absolute emissions across the in scope balance sheet, and delivering to a technology roadmap to meet climate data requirements. Group Chief Executive Officer (Group CEO) The Group CEO is responsible for driving Barclays’ focus on external societal and environmental stewardship, and overseeing progress towards Barclays’ ambition to be a net zero bank by 2050. The Group CEO is Chair of Group ExCo. The Group CEO is closely involved in identifying, accelerating and promoting the development of Barclays’ climate and sustainable finance growth opportunities as we transition towards a low-carbon economy. In January 2022 the Group CEO established Barclays’ Climate and Sustainable Finance Council to catalyse sustainable finance developments for our customers and clients across all our businesses, products and services. During 2022, the Group CEO joined a number of global initiatives advocating for a just transition towards a low-carbon economy. The Group CEO is an active member of the Sustainable Markets Initiative (SMI), and attended the SMI CEO Summit in October 2022. Barclays is a member of the United Nations Environment Programme Finance Initiative (UNEP FI), where the Group CEO has recently joined the UNEP FI Leadership Council (November 2022). Chief Risk Officer (CRO) The Group CRO is accountable for the approach to managing climate-related financial and operational risks to Barclays. This encompasses the measurement, monitoring and limit setting for Climate risk and the supporting governance. Group Head of PPCR The Group Head of PPCR leads the bank’s overall sustainability and citizenship agendas. Specifically, the role is responsible for leading Barclays’ efforts in Strategy Climate and sustainability Risk review Financial review Financial statements Shareholder information Barclays PLC 2022 Annual Report on Form 20-F 173Governance ESG: Governance (continued)

tackling climate change, and for integrating our ambition and commitments to help embed the transition towards a low- carbon economy into the business Group Head of Sustainability The Group Head of Sustainability leads the Sustainability and ESG team, and the strategic direction and execution of Barclays’ policies and practices across a broad range of sustainability and ESG matters, including climate change. The role also oversees the development of standards and metrics to advance green and sustainable finance and to steward early innovation in sustainable product and service development. This role is responsible for Reputation risk issues arising from climate change, although the Board has overall responsibility for reputation matters generally. The Group Head of Sustainability reports directly to the Group Head of PPCR. Group Head of Climate Risk The Head of Climate Risk was appointed in July 2020 and is the Principal Risk Lead for Climate Risk. Being the Head of the Climate risk team, the role encompasses the development of Climate risk governance, including ownership of the Group’s Climate Risk Framework, and making recommendations on risk appetite, constraints and exclusions to BRC, informed by Barclays’ net zero ambition. Further responsibilities include leading the development of Climate risk methodologies and our approach to carbon modelling, including the BlueTrack™ model. The Head of Climate Risk reports directly to the Group CRO, and is the Chair of CRC. Group Head of Finance - Sustainability and ESG The Group Head of Finance - Sustainability and ESG was appointed in January 2022. The role encompasses leading Barclays global external, internal and regulatory reporting capabilities relating to sustainability and ESG, and tracking progress made across our businesses to meet our climate targets, which is fundamental to support our ambitions. This includes embedding climate-related disclosures such as the TCFD into our framework of disclosure procedures, governance and controls supporting the approval of the Group’s financial statements. Further responsibilities include embedding climate-related risks and opportunities into financial planning. Global Head of Sustainable Finance - Corporate & Investment Bank The Global Head of Sustainable Finance for the Corporate and Investment Bank (CIB) is a member of the CIB Management Team, reporting to the Global Head of the Corporate and Investment Bank and the Group Head of Public Policy and Corporate Responsibility. The role was created in 2022 to develop a centre of excellence for sustainable finance to support Barclays’ clients navigate the opportunities and challenges of transitioning towards a low- carbon economy. Barclays has a target to facilitate $1tn of Sustainable and Transition Financing by the end of 2030. The Group Head of Sustainable Finance for CIB is also a member of the Barclays Sustainable Impact Capital portfolio Investment Committee, which is investing up to £500m in sustainability-focused start-ups by 2027. The role partners closely with Barclays’ Sustainability and ESG teams on our Net Zero targets and environmental and social risk management and with the Head of Sustainable Finance in Barclays UK to deliver change across the firm. Head of Sustainable Finance - Barclays UK The role of Barclays UK Head of Sustainable Finance was created in 2022 with responsibility for the strategic direction and execution of the Barclays UK sustainability strategy. The role oversees the development and delivery of Barclays UK products and propositions to enable our retail and small business customers to adopt more sustainable practices – covering finance, tools, education and partnerships. The role also partners closely with the Barclays UK Government Relations team to develop advocacy positions, as well as Legal, Risk and Compliance functions to embed sustainability into processes and frameworks. The Head of Sustainable Finance is a member of the Barclays UK ExCo. Business / Legal Entity committees / forums Oversight and management of climate- related risks and opportunities occur at a number of levels in the organisation and across business lines and legal entities. Barclays operates through a combination of formal mandated committees and governance bodies/forums. The mandated committee structure operates on a legal entity basis and will oversee climate-related issues relevant to that entity. Other governance bodies/ forums typically operate across the Group and oversee climate-related issues, risks and opportunities within their remit and escalate material issues as appropriate. These committees and forums follow the established escalation process for climate-related items, bringing updates first to the relevant Group ExCo member, then the Group ExCo, and ultimately to the Board. Implementation - business working level committees, forums and reports Principal Investments Equity Committee The Principal Investments Equity Committee (the “Committee”) undertakes the senior approval responsibilities relating to the execution and management of all principal strategic equity and workout equity transactions managed on behalf of Barclays PLC and all other Barclays Group entities. The formation and authority of this Committee comes from the Group CEO, acting through the Group Executive Committee. The Committee consists of senior stakeholders that meet on a regular basis which, when considering the ‘Sustainable Impact Capital’ portfolio, includes the Global Head of Sustainable Finance and Group Head of Sustainability for CIB. Climate and Sustainable Finance Council The Climate and Sustainable Finance Council (C&SFC), created by the Group CEO in 2022, is a forum of senior stakeholders that meet monthly. The C&SFC aims to identify, accelerate and promote the development of Barclays’ climate and sustainable finance growth opportunities for the benefit of our customers and clients across all our businesses, products and services. The C&SFC is not a decision-making body and sits outside of the formal executive governance structure; it does, however, provide guidance, encouragement and challenge to internal stakeholders on climate and sustainable financing solutions and related activities across the Group. Strategy Climate and sustainability Risk review Financial review Financial statements Shareholder information Barclays PLC 2022 Annual Report on Form 20-F 174Governance ESG: Governance (continued)

Managing impacts in lending and financing Appropriate management of environmental and social impacts helps to ensure the longevity of our business and our ability to serve our clients. At Barclays, we recognise the importance of risk identification and management in the provision of financial services to our customers and clients. Our assessment of environmental and social risks informs our wholesale credit risk management and helps safeguard our reputation. This supports the longevity of our business and also enhances our ability to serve our clients and support them in improving their own sustainability practices and disclosures. Managing environmental and social risks Environmental and social risks are governed and managed through our Enterprise Risk Management Framework (ERMF), setting our strategic approach for risk management by defining standards, objectives and responsibilities for all areas of Barclays. The ERMF is complemented by a number of other frameworks, policies and standards, all of which are aligned to individual Principal Risks. Our Climate Change Statement sets out our approach in relation to our climate change ambition and to managing the impact of our climate-related activities, including setting restrictive policies in respect of certain sensitive energy sub- sectors (thermal coal mining, coal-fired power generation, mountain-top coal removal, oil sands, Arctic oil and gas and hydraulic fracturing ('fracking'). We have also established positions on Forestry and Agricultural Commodities, World Heritage and Ramsar Wetlands and in the Defence and Security sector. In addition, we have developed internal standards for each of these which reflects these positions in more detail. These standards, which sit under the management of Reputation risk in the ERMF, determine our approach to climate change and relevant sensitive sectors and are considered as part of our existing transaction origination, review and approval process. Enhanced Due Diligence Our standards include an enhanced due diligence approach for certain clients operating in energy sub-sectors covered by our Climate Change Statement (thermal coal mining, coal-fired power generation, mountain-top coal removal, oil sands, Arctic oil and gas projects and hydraulic fracturing ('fracking')) and clients in-scope of our Forestry and Agricultural Commodities, World Heritage and Ramsar Wetlands and Defence and Security standards where a similar approach is taken. All in-scope clients in these sub-sectors must be assessed annually via a detailed due diligence questionnaire, which is used to evaluate their performance on a range of environmental and social issues, and may be supplemented by a review of client policies / procedures, further client engagement and adverse media checks as appropriate. This annual review either generates an Environmental and Social Impact (ESI) risk rating (low, medium, high), or in the case of Defence and Security an assessment against risk appetite, which in turn determines whether further review and client engagement may be required throughout the year. Typically, high and certain medium ESI rated clients require further risk assessment prior to execution of transactions with those clients. We undertook 869 reviews in 2022, being a combination of annual due diligence reviews and individual transaction reviews, slightly fewer than the 903 we undertook in 2021. The number of reviews for 2022 reflects the maturity of the due diligence process and a reduction of out of scope referrals. Escalation and decision Where client relationships or transactions are assessed as higher-risk (high or medium ESI risk rating) or outside appetite (in the case of Defence and Security) following an enhanced due diligence review, they are then considered for escalation to the appropriate business unit review committee (e.g. Transaction Review Committee) where there is representation from the appropriate subject matter experts. For clients in scope of our Climate Change standard, the Climate Transaction Review Committee (CTRC) for consideration and a decision on whether to proceed if transaction related. Business unit review committees comprise Business management and representatives from the control functions, including Reputation risk, whereas the CTRC includes representation from the Group Executive Committee. Should the front office business team, the Sustainability and ESG team and / or Climate risk team believe the issues are sufficiently material, these clients/ relationships would be escalated to the Group Reputation Risk Committee for more senior consideration and decision. GRRC also includes representation from the Group Executive Committee. These Committees may make the following determinations: • approve the transaction or relationship • reject the transaction or relationship • approve the transaction or relationship, subject to prescribed modifications • escalate the review of the transaction or relationship to the Barclays Group CEO. Monitoring As part of our management of environmental and social risks, we may require further client engagement in relation to the specific environmental and social risks that we have identified as part of our enhanced due diligence process. We have used this engagement as an opportunity to gain a more detailed understanding of the risks and challenges that the client is facing and to better understand any climate transition plan that they may have. Strategy Climate and sustainability Risk review Financial review Financial statements Shareholder information Barclays PLC 2022 Annual Report on Form 20-F 175Governance ESG: Governance (continued)

Environmental credit risks Environmental risk is regarded as a credit risk driver, and is considered within our credit risk assessment process. The Environmental Risk team is responsible for advising on the environmental and climate-related credit risks to Barclays associated with particular transactions. Environmental risks in credit are governed under the Client Assessment and Aggregation, Environmental Risk and Nuclear Industry Risk standards. These standards are part of the overall ERMF. In 2022, 361 (2021: 417) Environmental risk reviews were referred to the Environmental risk team across transaction originations and annual review cycles. The lower number of transaction reviews compared with last years's reflects increased awareness of environmental risks across the Credit risk function. Transactions and client relationships subject to social and environmental risk review 26 167 31 170 53 22 31 287 35 14 6 13 14 25 202 24 236 70 24 30 215 36 11 4 12 14 n Agriculture n Business and professional services n Chemicals n Commodity traders n Construction and engineering n Defence, aerospace and security n Infrastructure and transportation n Manufacturing n Metals and mining n Oil and gas n Paper and forestry n Power and utilities n Waste n Other 2022 2021 Total 869 Total 903 Environmental risk identification in Barclays UK Our property and land valuers can use our environmental screening product, Barclays SiteGuard, to assess the history of a piece of land and the operational implications of a site’s current or intended commercial use. In 2022, 386 (2021: 891) commercial properties were screened using a Barclays SiteGuard Report, with 155 cases in the waste sector referred (2021: 256 cases). The difference in the number of referrals made in 2022 reflect enhancements made to our assessment process. + Further details can be found in our Environmental risk in lending statement at: home.barclays/citizenship/ the-way-we-do-business/environmental-risks-in- lending/ Training To support Climate risk becoming a Principal risk from January 2022, mandatory training was completed by over 14,600 colleagues in selected teams across Risk, Compliance, Internal Audit, Markets Post Trade and the Business Bank. The training provided an overview of physical and transition risks to enable colleagues to identify, assess and manage Climate risk. Sustainability and ESG training with detail on our policies and approach to certain sensitive sub-sectors was delivered to 12,200 colleagues in selected teams across the Corporate and Investment Bank, Trade and Working Capital, Wholesale Onboarding and Group FCO, Finance and Public Policy and Corporate Responsibility. Equator Principles For project-related finance, we apply our Environmental Risk standard, which implements the Equator Principles and relevant International Finance Corporation (IFC) Performance Standards. Barclays was one of the four banks which collaborated in developing the Principles, ahead of their launch in 2003. During 2022, 1 of the 869 (2021: 3 of 903) transactions reviewed for social and environmental risks was captured in the scope of the Equator Principles. Our Environmental risk standard is supported by a toolkit for employees comprising a range of practical guidance documents. + Further details can be found at: equator-principles.com/ Equator Principles transactions 2022 Category Sector A B C Mining Infrastructure Oil & Gas Power 1 Others Region A B C Americas EMEA 1 APAC Country designation A B C Designated 1 Non-designated Independent review A B C Yes 1 No Finance type A B C Project finance 1 Category A: Projects with potentially significant adverse social or environmental impacts that are diverse, irreversible or unprecedented. Category B: Projects with potentially limited adverse social and environmental impacts that are few in number, generally site- specific, largely reversible and readily addressed through mitigation measures. Category C: Projects with minimal or no social or environmental impacts. Country Designation is based on the World Bank's income criteria. Projects in designated countries (High Income OECD members) are assessed only according to local laws. Projects in 'non-designated' countries are assessed according to local laws and the IFC's standards. Strategy Climate and sustainability Risk review Financial review Financial statements Shareholder information Barclays PLC 2022 Annual Report on Form 20-F 176Governance ESG: Governance (continued)

Deforestation and agricultural commodities Barclays recognises that deforestation is a key driver of climate change and biodiversity loss and is frequently linked with significant adverse human rights impacts. We are a signatory to the New York Declaration on Forests and its objectives of ending deforestation by 2030. We seek to support clients that promote sustainable land management practices while respecting the rights of workers and local communities. A major cause of deforestation is the production of agricultural commodities such as timber products, palm oil and soy, for which we have established a position statement and due diligence approach that applies to clients involved in these activities. Our approach is outlined in our Forestry and Agricultural Commodities Statement and includes specific requirements for clients in these sectors, such as requiring that they: • prohibit the conversion or degradation of primary forests, High Conservation Value (HCV) and High Carbon Stock (HCS) areas and peatlands • adhere to recognised certification schemes, such as the Forest Stewardship Council (FSC), Roundtable on Sustainable Palm Oil (RSPO) or Round Table on Responsible Soy Association (RTRS) • work to obtain the consent of indigenous and local communities affected by their operations through a credible, 'free, prior and informed consent' process. We have established a detailed due diligence questionnaire which which we require these clients to complete on an annual basis to assess their alignment with the requirements of the Forestry and Agricultural Commodities Statement and other environmental and social criteria and seek to evaluate whether they are appropriately managing their material environmental and social impacts. We intend to update the Forestry and Agricultural Commodities Statement and client due diligence questionnaire in Q2 2023. Human rights Barclays is committed to operating in accordance with the International Bill of Human Rights and takes account of other internationally accepted human rights standards and frameworks, including the UN Guiding Principles on Business and Human Rights (UNGPs) and the OECD Guidelines for Multinational Enterprises (OECD Guidelines). We take steps to ensure we are respecting human rights in our own operations through our employment policies, in our screening and engagement within our supply chain and through the responsible provision of our products and services. We have continued to progress our efforts to identify salient human rights risks associated with our client financing portfolio and on our plan to review our approach to managing these risks. We seek to proactively monitor issues and developments globally that may present new or elevated human rights risks and work to investigate our potential exposure to these and consider our responsibilities to seek to mitigate these risks. Our position statements and related due diligence approach for clients operating in certain sectors with elevated environmental and social impacts, seek to include consideration of human rights impacts. For example, we include specific due diligence questions around respect for Indigenous Peoples’ rights, health and safety and provision of security in our due diligence questionnaires for clients in energy sub-sectors such as fracking and oil sands which are covered under our Climate Change Statement. Modern slavery in our supply chain We recognise that the nature of our business means we may be exposed to modern slavery risks across our operations, supply chain, and customer and client relationships. We are conscious of the links between human rights abuse, labour exploitation, human trafficking and environmentally destructive practices. Therefore, we are focusing our efforts on the delivery of actions specifically designed to seek to identify and try to address modern slavery and other exploitative practices in our supply chain, in collaboration with our environmental experts. Regardless of the industry or geography in which our suppliers operate, we require of them to comply with applicable laws and regulations. Barclays' standard approach to new supplier onboarding and renewal begins by assessing the services that are being provided and ascertaining the level of risk. Suppliers that are assessed as being at a heightened risk of exposure from a business risk perspective are subject to Barclays' Supplier Control Obligations. Assessment of suppliers against these controls may include, but is not limited to, reviewing copies of employment and health and safety policies and requesting suppliers to attest to supporting our expectations defined in the Third Party Code of Conducta (TPCoC). + Further details on Barclays Supplier Control Obligations can be found at: home.barclays/who-we- are/our-suppliers/our-requirements-of-external- suppliers/external-supplier-control-obligations/ The TPCoC makes specific reference to the International Labour Orgnization (ILO) Core Conventions and the UK Modern Slavery Act 2015 and is owned by Barclays’ Chief Procurement Officer. It outlines the behaviours we encourage in our supply chain and seeks to align the practices of our suppliers with our own policies. This includes on issues such as freely chosen employment (work that is completed voluntarily and without slavery, servitude, forced or compulsory labour and human trafficking) and practices, the absence of which could lead to exploitation in any complex global supply chain, such as lack of access to an independent whistleblowing process and grievance mechanism. In 2022, we incorporated new contract clauses focusing on modern slavery into our standard supplier terms and conditions, which will apply to new contracts and contract renewals moving forward. Specifically, these clauses prohibit suppliers from using forced, bonded or involuntary prison labour, human trafficking, child labour or modern slavery practices, which include practices such as the retention of personal identification or immigration documentation and denying individuals the freedom to leave their employment. Our contract negotiators are being supported by a dedicated in-house expert advisor during implementation of these new terms. We continue to include modern slavery and sustainability-related considerations during the sourcing processes for key products or services in categories identified as presenting with an elevated inherent risk of modern slavery, such as the renewal of our major IT services contract, purchase of large IT hardware and printing solutions. We aim to work with the service providers that make up 70% of our Addressable Spendb to encourage them to have a Modern Slavery policy or standard in place by 2025. We continue to track our progress in line with this target. + Further details on our Forestry and Agricultural Commodities Statement and Barclays Group Statement on Modern Slavery can be found at: home.barclays/sustainability/esg-resource-hub/ reporting-and-disclosures/ Notes a We do have relationships with financial institutions and market counterparties which, because of the nature of the services being provided (such as international account holding services), are not subject to our usual supplier on- boarding procedures and which are therefore not subject to the TPCoC. b Addressable Spend is defined as external costs incurred by Barclays in the normal course of business where Barclays has influence over where the spend is placed. It excludes costs such as regulatory fines or charges, exchange fees, taxation, employee expenses or litigation costs. Strategy Climate and sustainability Risk review Financial review Financial statements Shareholder information Barclays PLC 2022 Annual Report on Form 20-F 177Governance ESG: Governance (continued)

The Barclays Way The Barclays Way is our Code of Conduct. Together with more formal policies and practices, this provides a clear path towards achieving a positive and dynamic culture within the Group. Our commitment to being a responsible business includes seeking to ensure that: • we conduct ourselves in line with The Barclays Way, our Code of Conduct, to create the best possible working environment for our colleagues • we treat our customers fairly and the products and services we deliver are transparent and responsible • we operate in line with relevant laws and regulations including those applicable to financial crime • we safeguard the data that has been entrusted to us. Our Code of Conduct reflects the trust that millions of people place in us every day. We know that trust is earned by repeatedly doing the right thing. We believe the best way to build that trust is to invest in our culture and support our people in the choices they make every day, with guidance and policies that help them do this. That starts with our Purpose, Values and Mindset, and is locked into our organisation through The Barclays Way, the touchstone for everyone in Barclays on the standard of conduct we expect, setting an unequivocal tone from the top about who we are and what we stand for. “ In challenging times such as these, it is more important than ever that we conduct ourselves in the right way. The Barclays Way sets out the standards of behaviour we should all aspire to in our professional lives. It is a guiding light for everyone in Barclays, helping us to make the right decisions every day. The Barclays Way was launched in 2013, replacing a number of existing codes of conduct with a single document. Endorsed by our Chairman, it governs our way of working across our business globally and constitutes a reference point covering all aspects of colleagues’ working relationships, specifically but not exclusively with other Barclays employees, customers and clients, governments, regulators, business partners, suppliers, competitors and the broader community. It is aligned to the Code of Professional Conduct, published by the Chartered Banker Professional Standards Board, which sets out the ethical and professional attitudes and behaviours expected of bankers. Barclays subscribes to this code and is committed to embedding its broad principles into our business. The Barclays Way includes information and guidance on how employees are expected to behave and take personal accountability for making decisions. We apply a range of criteria, over and above financial considerations, aimed at building a sustainable, strong and profitable business for the long term and adding value to our business relationships and the broader communities in which we live and work. We provide guidance across all key stakeholder groups, including servicing our customers and clients, promoting respect, diversity and performance in the workplace and maintaining strong governance, robust controls and strict ethical standards. The Barclays Way also includes advice and guidance on speaking up and raising concerns. It is important for the success of Barclays, and for the safety and wellbeing of our customers, clients and colleagues, that we encourage a culture that supports speaking up when things aren’t as they should be. All colleagues are required to undertake training on The Barclays Way. We know that our success over the long term is based not just on how well we run the organisation commercially, but also on how well we manage it to protect the environment, support positive social progress and make responsible, well- governed decisions. We are focused on the areas where we can have the greatest long-term impact: making growth ‘green’, sustainable and inclusive; managing the environmental and social impacts of our business; running a responsible business; and investing in our communities. Employee survey results % "I believe that my team and I do a good job of role modelling the Values every day" 2022 2021 92 92 % of colleagues completing mandatory training on The Barclays Way 99% + The Barclays Way Code of Conduct is available at: home.barclays/citizenship/the-way-we-do-business/ code-of-conduct/ Strategy Climate and sustainability Risk review Financial review Financial statements Shareholder information Barclays PLC 2022 Annual Report on Form 20-F 178Governance ESG: Governance (continued)

Whistleblowing We want to continue to foster a culture where our colleagues feel safe to speak up. Barclays is committed to providing a respectful and inclusive environment to work in and colleagues are encouraged to speak up about actions and behaviours that have no place in the organisation. Individuals are encouraged to speak up directly to their management, Compliance, HR or Legal. However, where they do not feel comfortable using these avenues, the Raising Concerns process is in place. 83% of global respondents of the 2022 Your View survey said it was 'safe to speak up'. The Raising Concerns team will carefully assess the concerns raised and refer them to the most appropriate team for review and, where appropriate, investigation. All concerns are taken seriously and managed sensitively and confidentially. Details about the Raising Concerns reporting channels are available both internally and externally. Whistleblowing is a core element of Raising Concerns at Barclays and any concerns assessed as whistleblowing will be directed to a dedicated team within Compliance. Whistleblowing relates to concerns which fall within the wider public interest, such as a breach of our policies and procedures; breaches of law and regulation; and behaviour that harms or is likely to harm the reputation or financial wellbeing of the Group. All whistleblowing reports are taken seriously, and controls are in place to protect whistleblowers’ identities and confidentiality. Barclays has a zero-tolerance approach to retaliation against any whistleblower or any individual who has provided information as part of an investigation. Any confirmed instances of retaliation will be dealt with extremely seriously and may result in disciplinary action, including dismissal. Annual mandatory training is delivered to colleagues regarding the whistleblowing programme. In 2022, the whistleblowing team opened a total of 52 whistleblowing concerns, down 61% from the year before (2021: 134), including 13 retaliation concerns. The fall in concerns is attributed to a number of factors, including the impact of the pandemic. 72 whistleblowing matters were closed in 2022, of which 15% were found to have some level of substantiation. None of the retaliation concerns closed in 2022 were substantiated. Other issues were identified in a further 25% of whistleblowing concerns. 66 actions were defined to address issues identified during the course of whistleblowing investigations. These primarily included recommendations to enhance processes and procedures. The Chair of the Group Board Audit Committee is the Group Whistleblowers’ Champion and the Chair of the Barclays Bank UK PLC (BBUKPLC) Board Audit Committee is the BBUKPLC Whistleblowers’ Champion. Whistleblowing cases closed by region 72 Cases closed in 2022 Whistleblowing cases opened by (top 4) categories 6 4 C a s e 1. Breach of controls, process or other 15 2. Retaliation 13 3. Breach of policy 11 4. Financial crime 5 5. Other 8 They have responsibility for ensuring and overseeing the integrity, independence and effectiveness of Barclays’ whistleblowing programme across their respective entities. Their oversight is supported by periodic impartial reviews of the end-to-end whistleblowing process. Barclays also works with Protect, the UK Whistleblowing Charity. Strategy Climate and sustainability Risk review Financial review Financial statements Shareholder information Barclays PLC 2022 Annual Report on Form 20-F 179Governance ESG: Governance (continued)

Tax Barclays supports a fair and transparent tax system. Barclays was ranked as the fifth-largest UK taxpayer; in terms of taxes paid, in the December 2022 PwC Total Tax Contribution survey of the One Hundred Group. Barclays has a responsible approach to tax, strong governance and risk management over tax risk and is committed to transparency around tax. + For further details, see our Country Snapshot Report at: home.barclays/annualreport Taxes paid globally £2,255m Taxes paid globally £m 688 701 590 202 74 n Corporation tax and withholding taxes n Employer payroll taxes n Irrecoverable VAT n Bank levy n Other taxes including business rates 2021 taxes paid globally £2,781m Tax contribution We continue to make substantial tax contributions across the jurisdictions in which we operate, both in terms of taxes paid and taxes collected. Our total tax contribution for 2022 was £5,572m. This includes taxes paid of £2,255m which represent a cost to us, and taxes collected on behalf of governments of £3,317m. Barclays was ranked as the fifth-largest UK taxpayer, in terms of taxes paid, in the most recent PwC Total Tax Contribution survey of the One Hundred Group (‘100 Group’). The 100 Group represents members of the FTSE 100 along with several large UK private companies. Over the last decade, we have consistently been ranked as one of the top five largest UK taxpayers, paying over £14bn of taxes in the UK alone. Approach to tax Barclays’ Purpose is to deploy finance responsibly to support people and businesses, acting with empathy and integrity, championing innovation and sustainability, for the common good and the long term. Our approach to taxation, also known as our tax strategy, is aligned with this Purpose as well as our Values of Respect, Integrity, Service, Excellence and Stewardship. Our approach to tax has three core objectives: • responsible approach to tax, • effective interaction with tax authorities and • transparency in relation to our tax affairs. We manage our tax affairs in accordance with our Tax Principles, Tax Code of Conduct and HMRC’s Code of Practice on Taxation for Banks and aim to file our returns on time and pay the correct amount of tax. We are committed to only dealing with customer or client assets that have been appropriately declared to the relevant tax authority. We are committed to being a leader in tax transparency. We have published details of the taxes we pay by country and our approach to tax since 2013, and have chosen to expand external publications such as the Country Snapshot. We make clear disclosures to tax authorities. Our Country Snapshot is publicly available and sets out our approach to tax in detail, including our Tax Principles. Our Country Snapshot, including our UK tax strategy is reviewed and approved annually by the Barclays PLC Board Audit Committee. Key highlights on our approach to tax include: • we follow clear Tax Principles that we have published. These allow us to balance the needs of all our stakeholders and make clear that tax planning must support genuine commercial activity, • as a result of this approach, transactions which artificially transfer profits into a low tax jurisdiction would not be consistent with our Tax Principles, • we seek to comply with the spirit as well as the letter of the law and we take account of established practice in the territories in which we operate. We are transparent in both the disclosure of our tax affairs to tax authorities as well as our tax reporting to other stakeholders; and • we aim to comply with all of our tax obligations in the territories in which we operate and where there is uncertainty we may seek external tax advice in order to help ensure our tax filings are appropriate. Strategy Climate and sustainability Risk review Financial review Financial statements Shareholder information Barclays PLC 2022 Annual Report on Form 20-F 180Governance ESG: Governance (continued)

Tax governance, control and risk management As a Globally Systemically Important Bank, our Group-wide risk and governance procedures are subject to continuous review and scrutiny. More details on our approach to tax governance, control and risk management can be found in our Country Snapshot, the key highlights of which include: • our Board has ultimate responsibility for tax matters and the Board Audit Committee oversees our approach to tax, • at Barclays, risks are identified and managed through our ERMF, which supports the business in its aim to embed effective risk management and a strong risk management culture. Under the ERMF risk, including tax risk is managed in accordance with a ‘three lines of defence’ model, • as part of the ‘first line of defence’ the tax department identifies and manages tax risk by developing appropriate policies, standards and controls to apply across our organisation. Risk and Compliance comprise the ‘second line of defence’, and Barclays Internal Audit are the ‘third line of defence’, and these functions review, challenge and provide assurance to the Board in relation to the effectiveness of governance, risk management and controls including those relating to tax risk, • we are subject to the Sarbanes-Oxley Act control requirements in relation to financial statements disclosures including those related to tax, • our tax department comprises appropriately qualified in-house professionals who are subject to clear standards including that they uphold our Tax Principles and follow our tax code of conduct, which is an integral part of how we operate, • our governance requires that suitably qualified people are involved in decisions related to tax, tax is fully taken into account when making business decisions and tax risk is identified, assessed and kept under review, and • we have no tolerance for tax evasion and have well-established mechanisms for raising concerns about unethical or unlawful behaviour through our ‘Whistleblowing’ policy, which applies equally to tax matters. Stakeholder engagement and management of concerns related to tax: Our reputation is very important to us and we take our external stakeholders’ expectations into account when we make decisions in relation to our tax affairs. More details on our approach to stakeholder engagement and managing stakeholder concerns related to tax can be found in our Country Snapshot, and key highlights include: • we believe that it is important to be transparent in the disclosure of our tax affairs both to tax authorities and stakeholders more broadly, • our dealings with tax authorities are handled proactively, constructively and transparently, in real-time where possible, • we recognise that early resolution of our tax affairs is in everyone’s interest. We have ongoing engagement with tax authorities to discuss their inquiries and material issues in relation to our tax affairs, and we respond to feedback from tax authorities, • where we face significant uncertainty in relation to the application of tax law, we may seek to agree with the tax authority how the tax law should apply, • where relevant we seek to reach agreement with tax authorities using mechanisms available to all taxpayers including Advance Pricing Agreements and Mutual Agreement Procedures to clearly establish in which territories our profits should be taxed, • we engage with governments, tax authorities and NGOs through public consultations and other discussions to assist with the development of tax policy and the improvement of tax systems, and maintain our transparency with these stakeholders; and • we cooperate with tax authorities globally to reduce the scope for individuals and companies to evade tax, and have met all of our 2022 information reporting obligations under the Common Reporting Standard and Foreign Account Tax Compliance Act. + The BPLC Board Audit Committee is responsible for considering the Group's tax strategy and overseeing compliance with the Group's Tax Principles. Please refer to page 136 for details of BPLC Board Audit Committee oversight of tax related matters Strategy Climate and sustainability Risk review Financial review Financial statements Shareholder information Barclays PLC 2022 Annual Report on Form 20-F 181Governance ESG: Governance (continued)

Financial crime Barclays recognises that economic crimes have an adverse effect on individuals and communities wherever they occur. Endemic economic crime can threaten laws, democratic processes and basic human freedoms, impoverishing states and distorting free trade and competition. Barclays recognises that financial crimes have an adverse effect on individuals and communities wherever they occur. Endemic financial crime (particularly when associated with organised crime and terrorist financing) can threaten laws, democratic processes and basic human freedoms, impoverishing states and distorting free trade and competition. Barclays is committed to conducting its global activities with integrity and respecting its regulatory, ethical and social responsibilities to: a. protect employees, customers, and others with whom we do business b. support governments, regulators and law enforcement in wider financial crime prevention. We will not tolerate any deliberate breach of financial crime laws and regulations that apply to our business and the transactions we undertake. Barclays has adopted a holistic approach to financial crime and has one Group-wide Financial Crime Policy that sets the control requirements in four key risk areas. The Financial Crime Policy applies to all our businesses, legal entities and employees. Employees receive training on financial crime risk management and are made aware that failure to comply with the Financial Crime Policy may give rise to disciplinary action, up to and including dismissal. Anti-Bribery & Corruption Bribery and corruption constitutes of: a. improperly obtaining or retaining business; and/or b. improperly securing a business or personal advantage; and/or c. inducing another person to perform their role in breach of an expectation of good faith, impartiality or trust. Barclays and its employees are prohibited from engaging in or facilitating any form of bribery and corruption (giving and receiving, directly or indirectly). The Financial Crime Policy contains the minimum risk-based control requirements that all our businesses, legal entities and employees must follow. The Financial Crime Policy is designed to ensure that Barclays’ employees know how to identify and manage the legal, regulatory and reputational risks associated with all forms of bribery and corruption. Anti-Money Laundering Money laundering (including terrorist financing and the proliferation of nuclear, chemical or biological weapons) has been identified as a major threat to the international financial services community and therefore to Barclays. The Financial Crime Policy is designed to ensure that all our businesses and legal entities have adequate systems and controls in place to mitigate the risk of the firm being used to facilitate money laundering. As a transatlantic bank, the Financial Crime Policy takes into account EU and US anti- money laundering requirements, as well as guidance issued by bodies such as the Wolfsberg Group and the European Banking Authority. Anti-Tax Evasion Facilitation Tax evasion is a financial crime and a predicate offence to money laundering in the UK and many other countries in which we operate. Barclays takes a zero- tolerance approach to deliberate facilitation of tax evasion in any country and has procedures in place to prevent it. We also expect the same from our employees and third parties providing services for or on our behalf. Barclays is committed to: a. dealing only with customers who have appropriately declared their assets to the relevant tax authorities; and b. preventing tax evasion facilitation by our employees or third parties acting for or on our behalf. Sanctions Sanctions are restrictions on activity with targeted countries, regions, governments, entities, individuals and industries that are imposed by bodies such as the European Union, the United Nations, groups of countries, or individual countries, such as the United Kingdom and the United States. In order to protect its reputation and other legitimate business interests, in certain circumstances, Barclays' risk appetite for sanctions may be stricter than its legal obligations. The Financial Crime Policy is designed to ensure that all our businesses, legal entities and employees know how to identify and manage the risks associated with sanctions, including the risk that activity is undertaken through Barclays in breach of sanctions regulations. + For further details of the Barclays approach to Financial Crime compliance and prevention, please see our Financial Crime Compliance Statement in the ESG Resource Hub at home.barclays/esg-resource- hub/reporting-and-disclosures/ Strategy Climate and sustainability Risk review Financial review Financial statements Shareholder information Barclays PLC 2022 Annual Report on Form 20-F 182Governance ESG: Governance (continued)

Health and Safety Barclays has a comprehensive Health and Safety Management System (HSMS) operating globally, which is independently certified to the international standard ISO45001 in the USA, UK, India and Asia PAC. Barclays has a suite of Health and Safety (H&S) Policies and Standards that combine together under a single high-level statement of commitment endorsed by the Group ExCo. H&S policies are owned by three risk horizontals – Premises, People and Physical Security. Each Horizontal manages specific hazards through the Group Policies and Standards. Barclays has global risk assessments, which identify the hazards and controls needed to reduce risks to as low as reasonably practicable.These are underpinned by local regulatory requirements and procedures. The Barclays H&S Hazard Register is published on the Barclays H&S Service intranet and all required changes to controls and policy content are tracked through to completion within the annual policy standard refresh. Where applicable, our suppliers are subjected to obligations to adhere to our minimum H&S requirements and vetted during the onboarding process and through annual reviews by conducting an assessment of their activities to identify applicable controls (including Health and Safety). Barclays is supported by a Health and Safety Team, operating globally, who provide support, competent advice and assurance where required. Measure Q1 2022 Q2 2022 Q3 2022 Q4 2022 Number of High or Exceptional Accidents 0 0 0 0 Lost Time Incidents (per 100 employees) 0.0074 0.012 0.019a 0.023a % Completion Mandatory Training 99% 99% 99.6%b 99.9%b Notes: a. Increase to LTIR is due to increased activities on site following Covid restrictions being lifted b. Reason for change FROM Q1&Q2, is due to new H&S Mandatory training launched at end of Q2 There is a programme of technical and site risk assessments to ensure the hazards and risk controls remain relevant and to identify emerging themes and trends. On-site monitoring is undertaken across our portfolio by the Barclays H&S team through our building facilities management partners for corporate sites, and Customer Care Leads for our retail network. Working with the Chief Security Office (CSO), there are processes and procedures in place to cover terrorism, disasters, fire and other emergency evacuations. These are tested on a programme schedule as required by our minimum requirements or (if more stringent) local regulatory requirements. Incident reporting systems exist to ensure incidents are captured and investigated enabling a review to take place of the hazard profile of the organisation. Review of incident data is completed by each region, reviewed at the Group H&S Forum and lessons learned shared. Incidents are reported and escalated as required by local regulatory statute, along with the principle of Barclays’ risk framework for risk issues and events. Information and knowledge is available through our intranet global safety hub, which provides key information on minimal H&S requirements, hazard register, risk assessments, training and templates (for fire evacuation personal plans, Display Screen Equipment (DSE), stress, lone working etc). This year, we have taken learnings from the coronavirus pandemic and maintained a number of enhanced procedures put into place during that time such as enhanced hygiene and cleaning which kept our colleagues and customers safe and included within a refresh of our mandatory training for H&S achieved 99.8% completion. We have also introduced additional health, safety and wellbeing training for working at home. The Health and Safety Risk Management Framework over view is as follows: Health and Safety Forum Leadership Statement of Commitment for Health and Safety H&S Data Data: Performance against commitment Horizontal Premises People Physical Security Risks Harm to people through physical injury (excluding injuries caused by Physical Security related incidents) Harm to people related to mental health or mismanagement of employees impacting personal welfare L.3 Physical security incidents resulting in harm to staff or external parties L3 Policies Health and Safety (Premises & Infrastructure) Policy People Risk Health & Wellbeing Policy Group Physical Security Policy Standards Health and Safety (Premises & Infrastructure) Standard People Risk Health & Wellbeing Standard Group Physical Security Standard Strategy Climate and sustainability Risk review Financial review Financial statements Shareholder information Barclays PLC 2022 Annual Report on Form 20-F 183Governance ESG: Governance (continued)

Managing data privacy, security and resilience We have strict policies to protect privacy and keep data secure. Data privacy Most of the jurisdictions in which Barclays operates have privacy and data protection laws in effect. While these may vary in detail, generally they reflect internationally recognised privacy principles found in the UN’s Universal Declaration of Human Rights, the European Convention on Human Rights and the European Union’s Charter of Fundamental Rights. We strive to operate in accordance with these standards and recognise that respect for privacy rights is a key element of good corporate governance and social responsibility. We strive to be transparent about our use of personal information when delivering our products and services and acknowledge the responsibility we have for safeguarding privacy. As Barclays increasingly adopts digital solutions to deliver next-generation consumer financial services, we appreciate our clients, customers and others may have concerns about the use of their personal information. A globally applicable Barclays Data Privacy Standard sets out what is expected of all Barclays businesses and functions when collecting, using and sharing personal information. To promote clear accountability, the Standard includes the requirement for each business to appoint an accountable executive who has ultimate responsibility for the processing of personal data within that business. An agreed assurance programme measures compliance with the Data Privacy Standard. Barclays colleagues must complete annual privacy training which is reviewed and refreshed each year, with additional tailored training provided as necessary. The Group Data Protection Officer (DPO) reports on data privacy issues to the highest level of management. Through customer and employee privacy notices, we endeavour to explain clearly and openly how and why we use personal information and the legal grounds we rely on. When we receive complaints we seek to address them fairly. Several jurisdictions also provide individuals with specific rights, such as the right to have access to or request deletion of their personal information. Barclays provides a public mailbox and secure channels via its website to enable individuals to make their privacy requests and receive responses from a dedicated team. Barclays requires its suppliers to comply with data protection and privacy laws, regulations and standards relevant to the jurisdictions in which they operate and relevant to any transferred personal data. Our requirements are set out and managed through the Barclays Supplier Control Obligations, available online, which look to provide assurance that all new and existing suppliers commit to ensuring personal data shared with them is safeguarded and respected throughout the supply chain. Data security In 2022, we continued to strengthen our data security policies and controls to protect Barclays' sensitive information and the data that has been entrusted to us by customers and clients. Barclays assesses its cybersecurity programme against the industry- recognised National Institute of Standards and Technology (NIST) Cyber security Framework, and we have adopted the extended Financial Services Sector Profile. During 2022, we have continued to deploy automated controls which work to discover data that is highly sensitive that needs to be protected in line with our standards. As Barclays accelerates the migration of digital services to the cloud, we apply the same design principles that underpin our existing control environment. We have strong controls and monitoring in place designed to secure cloud-hosted data and maintain its integrity. Barclays has continued to take steps in 2022 to address the security of data we share with third parties, including conducting remote and on-site inspections with certain suppliers to review their controls against contractual obligations and industry standards. A Third Party Service Provider Framework is in place which sets out control requirements for business units to manage the operational, reputational, conduct and legal risks to Barclays through its supply chain. As we have transitioned to a more hybrid working model, we have augmented the education we provide to colleagues and strengthened the monitoring of how customer and client data is accessed and used to help minimise the risk of exploitation or leakage. Data resilience The Barclays CSO has a set of preventative key controls that mitigate cyber-related risks. These focus on understanding internal and external threats and delivering our capability to counteract them. Large-scale data corruption is one cyber threat on which we are focused. Major risk events have been seen in other organisations and Barclays is focused on continuously reviewing and improving our response and recovery plans in preparation for these evolving threats. Our teams use intelligence to create plausible cybersecurity and data compromise scenarios which we simulate to help us focus on continuous improvement. Strategy Climate and sustainability Risk review Financial review Financial statements Shareholder information Barclays PLC 2022 Annual Report on Form 20-F 184Governance ESG: Governance (continued)

Operational resilience Customers and clients have increased expectations for us to be ‘Always On’ and the interconnectivity of the financial sector means the stability and resilience of our systems, workforce and continued provision of third-party services all have a direct impact on the quality of our service. Barclays continues to invest in a multi-year resilience programme which is focused on our ability to recover from ‘severe but plausible’ scenarios which could cause detriment to our customers and clients and the broader financial market. To enable this, we define Group-wide business services and their interdependencies across the Group, including technology, third-party services and our workforce and develop the recovery plans and business response plans required should a disruption event occur. We work to review and validate these mechanisms on an ongoing basis through regular testing, with the aim of reducing the volume and impact of operational incidents year on year. We also conduct regular assurance on third parties to assess their capability. Resilience and security is set as a priority from the Barclays PLC Board and is the responsibility of everyone within the Group. Every colleague must complete mandatory training at regular intervals across the year. Please refer to pages 96 for details of Barclays PLC Board Risk Committee oversight relating to operational resilience. Please refer to the 'Material existing and emerging risks' section in our Risk review on pages 191 to 203 for further details on cyber-attacks, data management and information protection. Please refer to the 'Supervision and regulation' section in our Risk review on pages 291 to 298 for further details on our regulatory approach to managing such risks. Chief Security Office The Chief Security Officer for the Group heads the Chief Security Office and reports directly to the Chief Operating Officer, who sits on the Group Executive Committee. The Global Chief Information Security Officer (CISO) for the Group reports directly to the Chief Security Officer and is supported by a team of CISOs for individual business units and jurisdictions. CSO leadership manages Barclays’ cybersecurity programme and is accountable for the day-to-day monitoring of residual risk, identification of gaps, oversight of remedial actions and implementation of strategy. The Group has an Information and Cyber Security Policy supported by 10 Standards which define the minimum requirements for cyber security matters across the entire Barclays Group. These Standards cover topics such as Vulnerability Management, Cryptography, Network and Data Security, Access Management, Insider Threat and Incident Response. An important part of Barclays’ cybersecurity programme is its Joint Operations Centres (JOCs), which operate 24x7x365 from three globally strategic locations, linking CSO’s security professionals and incident response managers with control functions and business unit representatives. Within CSO, Barclays has a dedicated External Cybersecurity Assurance & Monitoring (ECAM) team that uses a risk- based approach to assess, monitor and respond to threats relating to third-party service providers. Certifications Barclays holds three ISO27001 certifications (being the international standard on how to manage information security) and successfully renewed the Triennial Recertification for Barclays Corporate Banking (Government Banking Service). Barclays also has a UK certification for Digital Banking. Reporting phishing The CSO performs a number of key activities related to identifying, investigating, responding to and containing phishing / malicious email incidents. The CSO has embedded an operational process that provides education and awareness content via email to colleagues who clicked a malicious link or attachment in a phishing email, with escalating training exercises and management interventions for repeated instances. All colleagues have a reporting tool integrated into their email account, enabling them to report suspected phishing mails to Barclays JOC for further investigation and receive feedback on whether the reported mail was suspect, genuine or part of an educational campaign. Training Barclays has adopted a 65-day window for mandatory training completion to allow colleagues sufficient time to complete training. The consequence of non- completion is a breach which can lead to disciplinary action and impact compensation. The 65-day window covers many different colleague situations, including new joiners, returners from sick leave or parental leave and internal movers. Some of these situations are required by law to have a reasonable adjustment time to enable the successful completion of training. This process is managed by Barclays HR and Compliance. Strategy Climate and sustainability Risk review Financial review Financial statements Shareholder information Barclays PLC 2022 Annual Report on Form 20-F 185Governance ESG: Governance (continued)

Risk review The management of risk is a critical underpinning to the execution of Barclays’ strategy. The material risks and uncertainties the Group faces across its business and portfolios are key areas of management focus. Page Pillar 3 Report Risk management strategy Enterprise Risk Management 188 93 Overview of Barclays’ approach to risk management. A detailed overview together with more specific information on policies that the Group determines to be of particular significance in the current operating environment can be found in the Barclays PLC Pillar 3 Report 2022 or at barclays.com Segregation of duties – the ‘Three Lines of Defence’ model 188 93 Principal risks 190 93 Risk appetite for the principal risks 190 94 Risk committees 190 95 Barclays’ risk culture 190 97 Material existing and emerging risks Material existing and emerging risks potentially impacting more than one principal risk 191 N/A Insight into the level of risk across our business and portfolios, the material existing and emerging risks and uncertainties we face and the key areas of management focus. Climate risk 195 N/A Credit risk 196 N/A Market risk 197 N/A Treasury and Capital risk 197 N/A Liquidity risk 197 N/A Capital risk 198 N/A IRRBB 198 N/A Operational risk 198 N/A Tax risk 201 N/A Model risk 201 N/A Conduct risk 201 N/A Reputation risk 202 N/A Legal risk 202 N/A

Page Pillar 3 Report Principal risk management Climate risk management 204 104 Barclays’ approach to risk management for each principal risk with focus on organisation and structure and roles and responsibilities. Credit risk management (audited) 211 107 Market risk management (audited) 213 139 Treasury and capital risk management 213 154 Model risk management 215 168 Operational risk management 215 164 Conduct risk management 216 171 Reputation risk management 217 173 Legal risk management 217 175 Climate risk performance Carbon-related assets 218 N/A Elevated risk sectors 218 N/A Financing (capital markets) 220 N/A Risk performance Risk performance 222 N/A Credit risk performance Maximum exposure and effects of netting, collateral and risk transfer 224 N/A Expected Credit Losses 226 N/A Movement in gross exposures and impairment allowance including provisions for loan commitments and financial guarantees 230 N/A Management adjustments to models for impairment (audited) 237 N/A Measurement uncertainty and sensitivity analysis 239 N/A Analysis of the concentration of credit risk 248 N/A The approach to management and representation of credit quality 250 N/A Analysis of specific portfolios and asset types 255 N/A Credit cards, unsecured loan and other retail lending 257 N/A Forbearance 259 N/A Market risk performance Market risk overview and summary of performance 263 79 Treasury and capital risk performance Treasury and Capital risk 265 N/A Capital risk overview and summary of performance 276 N/A Interest rate risk in the banking book 285 N/A Operational risk performance Operational risk overview and summary of performance 287 89 Operational risk profile 287 91 Model risk performance Model risk overview 289 N/A Conduct risk performance Conduct risk overview 289 N/A Reputation risk performance Reputation risk overview 289 N/A Legal risk performance Legal risk overview 290 N/A Supervision and regulation 291 N/A

Barclays’ risk management strategy This section introduces the Group’s approach to managing and identifying risks, and for fostering a sound risk culture. Enterprise Risk Management Framework (ERMF) The ERMF outlines the highest level principles for risk management by setting out standards, objectives and key responsibilities of different groups of employees of the Group. It is approved by the Barclays PLC Board on recommendation of the Group Board Risk Committee and the Group Chief Risk Officer. The ERMF sets out: ▪ principal risks faced by the Group, which guide the organisation of risk management processes ▪ risk appetite requirements. This helps define the level of risk we are willing to undertake in our business ▪ risk management and segregation of duties: The ERMF defines a Three Lines of Defence model ▪ roles and responsibilities for key risk management and governance: The accountabilities of the Group CEO, Group CRO and other senior managers, as well as an overview of Barclays PLC committees. The ERMF is complemented by frameworks, policies and standards which are mainly aligned to individual principal risks: ▪ frameworks cover high level principles guiding the management of principal risks, and set out details of which policies are needed, and high level governance arrangements ▪ policies set out the control objectives and high level requirements to address the key principles articulated in their associated frameworks. Policies state ‘what’ those within scope are required to do ▪ standards set out the detail of the control requirements to ensure the control objectives set by the policies are met. Segregation of duties – the ‘Three Lines of Defence’ model The ERMF sets out a clear lines of defence model. All colleagues are responsible for understanding and managing risks within the context of their individual roles and responsibilities, as set out below. ▪ The First line comprises all employees engaged in the revenue-generating and client-facing areas of the Group and all associated support functions, including Finance, Operations, Treasury, and Human Resources. The first line is responsible for identifying and managing the risks in which they are engaged, operating within applicable limits, and escalating risk events or issues as appropriate. Employees in the first line have primary responsibility for their risks and their activities are subject to oversight from the relevant parts of the second and third lines. ▪ The Second line is comprised of the Risk and Compliance functions. The role of the second line is to establish the limits, rules and constraints, and the frameworks, policies and standards under which all activities shall be performed, consistent with the risk appetite of the Group, and to oversee the performance of the firm against these limits, rules and constraints . Controls for first line activities will ordinarily be established by the control officers operating within the control framework of the firm. These will remain subject to oversight by the second line. ▪ The Third line of defence is Internal Audit, who are responsible for providing independent assurance over the effectiveness of governance, risk management and controls over current, systemic and evolving risks. ▪ The Legal function provides support to all areas of the bank and is not formally part of any of the three lines of defence, The Legal function is responsible for the identification of all Legal and Regulatory Risks. Except in relation to the legal advice it provides or procures, it is subject to second line oversight with respect to its own operational and conduct risks, as well as with respect to the Legal and Regulatory Risks to which the bank is exposed. Strategy Climate and sustainability Governance Risk review Financial review Financial statements Shareholder information Barclays PLC 2022 Annual Report on Form 20-F 188 Risk management

Strategy Climate and sustainability Governance Risk review Financial review Financial statements Shareholder information Barclays PLC 2022 Annual Report on Form 20-F 189 Risk management (continued)

Principal risks The ERMF identifies nine principal risks namely: credit risk, market risk, treasury and capital risk, climate risk, operational risk, model risk, conduct risk, reputation risk and legal risk. Note that climate risk was added in January 2022; see page 195 for more information. Each of the principal risks is overseen by an accountable executive within the Group who is responsible for overseeing and/or assigning responsibilities for the framework, policies and standards that set out associated responsibilities and expectations and detail the related requirements around risk management. In addition, certain risks span across more than one principal risk. Risk appetite Risk appetite is defined as the level of risk which the Group is prepared to accept in carrying out its activities. It provides a basis for ongoing dialogue between management and Board with respect to the Group’s current and evolving risk profile, allowing strategic and financial decisions to be made on an informed basis. Risk appetite is approved by the Barclays PLC Board in aggregate and disseminated across legal entities and businesses, supported by limits to enable and control specific exposures and activities that have material concentration risk implications. Risk committees Barclays various risk committees consider risk matters relevant to their business, and escalate as required to the Group Risk Committee (GRC), whose Chair, in turn, escalates to the Barclays PLC Board Committees and the Barclays PLC Board. In addition to setting the risk appetite of the Group, the Board is responsible for approving the ERMF, and reviewing reputation risk matters. It receives regular information on the risk profile of the Group, and has ultimate responsibility for risk appetite and capital plans. Further, there are two Board-level committees which oversee the application of the ERMF and implementation of key aspects, the Barclays PLC Board Risk Committee (BRC) and the Barclays PLC Board Audit Committee (BAC). Additionally, the Barclays PLC Board Remuneration Committee oversee pay practices focusing on aligning pay to sustainable performance. • The Barclays PLC Board Risk Committee (BRC): the BRC monitors the Group’s risk profile against the agreed appetite. Where actual performance differs from expectations, the actions taken by management are reviewed to ascertain that the BRC is comfortable with them. The BRC also reviews certain key risk methodologies, the effectiveness of risk management, and the Group’s risk profile, including the material issues affecting each business portfolio and forward risk trends. The committee also commissions in-depth analysis of significant risk topics, which are presented by the Group CRO or senior risk managers. • The Barclays PLC Board Audit Committee (BAC): the BAC receives regular reports on the effectiveness of internal control systems, quarterly reports on material control issues of significance, quarterly papers on accounting judgements (including impairment), and a quarterly review of the adequacy of impairment allowances, relative to the risk inherent in the portfolios, the business environment, and Barclays policies and methodologies. • The Barclays PLC Board Remuneration Committee (RemCo): the RemCo receives proposals on ex-ante and ex- post risk adjustments to variable remuneration based on risk management performance including events, issues and the wider risk profile. These inputs are considered in the setting of performance incentives. The terms of reference and additional details on membership and activities for each of the principal Board committees are available from the corporate governance section of the Barclays website at: home.barclays/who-we-are/ our-governance/board-committees/ The GRC is the most senior executive body responsible for reviewing and monitoring the risk profile of the Group. This includes coverage of all principal risks, and any other material risks, to which the Group is exposed. The GRC reviews and recommends the proposed risk appetite and relative limits to the BRC. The committee covers all business units and legal entities of the Group and incorporates specific coverage of Barclays Bank Group. Barclays’ risk culture Risk culture can be defined as the norms, attitudes and behaviours related to risk awareness, risk taking and risk management. This is reflected in how the Group identifies, escalates and manages risk matters. Barclays is committed to maintaining a robust risk culture in which: • management expect, model and reward the right behaviours from a risk and control perspective • colleagues identify, manage and escalate risk and control matters, and meet their responsibilities around risk management. The Group CEO works with the Executive Management to embed a strong risk culture within the firm, with particular regard to the identification, escalation and management of risk matters, in accordance with the ERMF. Specifically, all employees regardless of their positions, functions or locations must play their part in the Group’s risk management. Employees are required to be familiar with risk management policies which are relevant to their responsibilities, know how to escalate actual or potential risk issues, and have a role-appropriate level of awareness of the risk management process as defined by the ERMF. Our Code of Conduct – the Barclays Way Globally, all colleagues must attest to the ‘Barclays Way’, our Code of Conduct, and comply with all frameworks, policies and standards applicable to their roles. The Code of Conduct outlines the Purpose, Values and Mindset which govern our ‘Barclays Way’ of working across our business globally. It constitutes a reference point covering all aspects of colleagues’ working relationships, and provides guidance on working with other Barclays employees, customers and clients, governments and regulators, business partners, suppliers, competitors and the broader community. See home.barclays/sustainability/esg- resource-hub/statements-and-policy- positions/ for more details. Strategy Climate and sustainability Governance Risk review Financial review Financial statements Shareholder information Barclays PLC 2022 Annual Report on Form 20-F 190 Risk management (continued)

Material existing and emerging risks to the Group’s future performance The Group has identified a broad range of risks to which its businesses are exposed. Material risks are those to which senior management pay particular attention and which could cause the delivery of the Group’s strategy, results of operations, financial condition and/or prospects to differ materially from expectations. Emerging risks are those which have unknown components, the impact of which could crystallise over a longer time period. In addition, certain other factors beyond the Group’s control, including escalation of global conflicts, acts of terrorism, natural disasters, pandemics and similar events, although not detailed below, could have a similar impact on the Group. Material existing and emerging risks potentially impacting more than one principal risk i) Business conditions, general economy and geopolitical issues The Group’s operations are subject to changes in global and local economic and market conditions, as well as geopolitical developments, which may have a material impact on the Group’s business, results of operations, financial condition and prospects. A deterioration in global or local economic and market conditions may result in (among other things): (i) deteriorating business, consumer or investor confidence and lower levels of investment and productivity growth, which in turn may lead to lower customer and client activity, including lower demand for borrowing; (ii) higher default rates, delinquencies, write- offs and impairment charges as borrowers struggle with their debt commitments; (iii) subdued asset prices, which may impact the value of any collateral held by the Group and require the Group and its customers to post additional collateral in order to satisfy margin calls; (iv) mark-to- market losses in trading portfolios resulting from changes in factors such as credit ratings, share prices and solvency of counterparties; and (v) revisions to calculated ECLs leading to increases in impairment allowances. In addition, the Group’s ability to borrow from other financial institutions or raise funding from external investors may be affected by deteriorating economic conditions and market disruption. Geopolitical events can also cause financial instability and affect economic growth. In particular: • Global GDP growth in 2022 was severely hampered by inflationary pressures resulting from; (a) the disruptive legacy of the COVID-19 pandemic on supply chains; (b) restricted labour markets and upward pressure on employment costs; and (c) escalating energy and food prices intensified by the conflict in Ukraine. These pressures have led to the on-going 'cost of living' pressures in much of the world, but particularly in the UK and Europe. • In response to persistent inflationary pressures, throughout 2022, central banks pursued policies of raising interest rates while also curtailing quantitative easing and in some cases commencing quantitative tightening. • Both the elevated inflationary environment and higher interest rates are likely to adversely affect economic growth globally in 2023, particularly in developed markets, with the possibility of elevated unemployment as a result, with potentially negative implications for the Group's performance, including through increased impairment allowances. It remains possible that a resurgence in COVID-19 and/or restrictions on movement imposed locally to combat outbreaks or new strains, could exacerbate the expected slowdown in global economic performance. • In the UK and Europe, governments responded to escalating energy prices via short term subsidies for consumers and industry, in part funded by windfall taxes on targeted sectors. Revisions to these schemes during 2023 may cause upward pressure on household and corporate finances, which could result in higher impairment charges. • Trading arrangements between the UK and the European Union (EU), following the UK's exit from the EU, may: (i) raise costs for UK customers trading with the EU, and/or otherwise adversely affect their business; and (ii) impact the Group's EU operations. • Further, any trading disruption between the EU and the UK may have a significant impact on economic activity in the EU and the UK which, in turn, could have a material adverse effect on the Group’s business, results of operations, financial condition and prospects. Unstable economic conditions could result in (among other things): – a deeper recession in the UK and/or one or more member states of the EU in which it operates, with lower growth, higher unemployment and falling property prices, which could lead to increased impairments in relation to a number of the Group’s portfolios (including, but not limited to, the UK mortgage portfolio, unsecured lending portfolio (including credit cards) and commercial real estate exposures. – increased market volatility (in particular in currencies and interest rates), which could impact the Group’s trading book positions and affect the underlying value of assets in the banking book and securities held by the Group for liquidity purposes – a credit rating downgrade for one or more members of the Group (either directly or indirectly as a result of a downgrade in the UK sovereign credit ratings), which could significantly increase the Group’s cost of funding and/or reduce its access to funding, widen credit spreads and materially adversely affect the Group’s interest margins and liquidity position and/or – a widening of credit spreads more generally or reduced investor appetite for the Group’s debt securities, which could negatively impact the Group’s cost of and/or access to funding • A significant proportion of the Group's portfolio is located in the US, including a major credit card portfolio and a range of corporate and investment banking exposures. The possibility of significant changes in US policy in certain sectors (including trade, healthcare and commodities) may have an impact on the Group’s associated portfolios. Stress in the US economy, weakening GDP and the associated exchange rate fluctuations, heightened trade tensions (such as between the US and China), and increased interest rates (particularly if accompanied by rise in unemployment) could lead to increased levels of impairment, which may have a material adverse effect on the Group's results of operations and profitability. • An escalation in geopolitical tensions or increased use of protectionist measures (such as the US and China implementing reciprocal trade tariffs) may have a material adverse effect on the Group’s business in the affected regions. • In China the level of debt, particularly in the property sector, remains a concern, given the high level of leverage and despite government and regulatory action. The rapid unwinding of “zero COVID-19” policies may initially result in economic slowdown should large Strategy Climate and sustainability Governance Risk review Financial review Financial statements Shareholder information Barclays PLC 2022 Annual Report on Form 20-F 191 Material existing and emerging risks numbers of the population catch COVID-19. Longer term, the shift away from market-based reforms towards state led initiatives to increase self- sufficiency and economic security, with potentially negative implications for world trade. • Higher US interest rates and slowing demand for natural resources could cause economic deterioration in emerging markets, with a material adverse effect on the Group's results from operations if these stresses lead to higher impairment charges from a deterioration in sovereign or corporate creditworthiness. ii) Risks relating to the impact of COVID-19 The COVID-19 pandemic has had a material adverse impact on businesses around the world and the economic and social environments in which they operate. Consequently there are a number of factors associated with the COVID-19 pandemic and its impact on global economies that have had and could continue to have a material adverse effect on the profitability, capital and liquidity of the Group. The COVID-19 pandemic caused disruption to the Group’s customers, suppliers and staff globally. Most jurisdictions in which the Group operates implemented severe restrictions on the movement of their respective populations, with a resultant significant impact on economic activity. It remains unclear how the COVID-19 pandemic will evolve through 2023 and the risks from further waves, new strains and/or vaccines proving ineffective, cannot be ruled out and could result in the reintroduction of, or additional, restrictions placed on local populations . The Group continues to monitor the situation. Macroeconomic expectations are that the effects of the COVID-19 pandemic will be long lasting with the level and speed of economic recovery still uncertain. To the extent that the residual impacts of the COVID-19 pandemic continue to adversely affect the global economy and/ or the Group, it may also have the effect of increasing the likelihood and/or magnitude of other risks described herein or may pose other risks which are not presently known to the Group or not currently expected to be significant to the Group’s profitability, capital and liquidity. Further waves or new strains of COVID-19 could impact the Group's ability to conduct business in the jurisdictions in which it operates through disruptions to infrastructure and supply chains, business processes and technology services provided by third parties, and unavailability of staff due to illness. These interruptions to business may be detrimental to customers (who may seek reimbursement from the Group for costs and losses incurred as a result of such interruptions), and result in potential litigation costs (including regulatory fines, penalties and other sanctions), as well as reputational damage. Changes in macroeconomic variables such as gross domestic product (GDP) and unemployment have a significant impact on the modelling of expected credit losses (ECLs) by the Group. The economic environment remains uncertain and future impairment charges may be subject to additional volatility (including from changes to macroeconomic variable forecasts) caused by further waves or new strains of the COVID-19 pandemic and related containment measures and the continued efficacy of vaccines and/or boosters, as well as the longer- term effectiveness of central bank, government and other support measures. For further details on macroeconomic variables used in the calculation of ECLs, refer to the credit risk performance section. Any and all such events mentioned above could have a material adverse effect on the Group’s business, results of operations, financial condition, prospects, liquidity, capital position and credit ratings (including potential credit rating agency changes of outlooks or ratings), as well as on the Group’s customers, employees and suppliers. iii) The impact of interest rate changes on the Group’s profitability Changes to interest rates are significant for the Group, especially given the uncertainty as to the size and frequency of such changes, particularly in the Group’s main markets of the UK, the US and the EU. Interest rate rises result in higher funding costs but could positively impact the Group’s profitability as retail and corporate business net interest income increases due to margin decompression, as observed for the interest rate rises in 2022. However, increases in interest rates, if larger or more frequent than expected, could lead to generally weaker than expected growth, reduced business confidence and higher unemployment. This, combined with the impact interest rate rises may have on the affordability of loan arrangements for borrowers (especially when combined with inflationary pressures), could cause stress in the lending portfolio and underwriting activity of the Group with resultant higher credit losses driving an increased impairment charge which would most notably impact retail unsecured portfolios and wholesale non-investment grade lending and could have a material effect on the Group’s business, results of operations, financial condition and prospects. Interest rate cuts may affect, and put pressure on, the Group’s net interest margins (the difference between its lending income and borrowing costs) and could adversely affect the profitability and prospects of the Group. In addition, changes in interest rates could have an adverse impact on the value of the securities held in the Group’s liquid asset portfolio. Consequently, this could create more volatility than expected through the Group’s Fair Value through Other Comprehensive Income (FVOCI) reserve and could adversely affect the profitability and prospects of the Group. iv) Competition in the banking and financial services industry The Group operates in a highly competitive environment in which it must evolve and adapt to significant changes as a result of regulatory reform, technological advances, increased public scrutiny and prevailing economic conditions. The Group expects that competition in the financial services industry will continue to be intense and may have a material adverse effect on the Group’s future business, results of operations, financial condition and prospects. New competitors in the financial services industry continue to emerge. Technological advances and the growth of e-commerce have made it possible for non- banks to offer products and services that traditionally were banking products such as electronic securities trading, payments processing and online automated algorithmic-based investment advice. Furthermore, payments processing and other services could be significantly disrupted by technologies, such as blockchain (used in cryptocurrency systems) and 'buy now pay later' lending, both of which are currently subject to lower levels of regulatory oversight. Furthermore, the introduction of Central Bank Digital Currencies could potentially have significant impact on the banking system and the role of commercial banks within it by disrupting the current provision of banking products and services. This disruption could allow new competitors, Strategy Climate and sustainability Governance Risk review Financial review Financial statements Shareholder information Barclays PLC 2022 Annual Report on Form 20-F 192 Material existing and emerging risks (continued)

some previously hindered by banking regulation (such as FinTechs), to provide customers with access to banking facilities and increase disintermediation of banking services. New technologies and changing consumer behaviour have required and could require the Group to incur additional cost to modify or adapt its products or make additional capital investments in its businesses to attract and retain clients and customers or to match products and services offered by its competitors, including technology companies. Ongoing or increased competition and/or disintermediation of banking services may put pressure on the pricing of the Group’s products and services, which could reduce the Group’s revenues and profitability, or may cause the Group to lose market share, particularly with respect to traditional banking products such as deposits, bank accounts and mortgage lending. This competition may be on the basis of quality and variety of products and services offered, transaction execution, innovation, reputation and/or price. These factors may be exacerbated by further industry wide initiatives to address access to banking. The failure of any of the Group’s businesses to meet the expectations of clients and customers, whether due to general market conditions, underperformance, a decision not to offer a particular product or service, branch closures, changes in client and customer expectations or other factors, could affect the Group’s ability to attract or retain clients and customers. Any such impact could, in turn, reduce the Group’s revenues. v) Regulatory change agenda and impact on business model The Group’s businesses are subject to ongoing regulation and associated regulatory risks, including the effects of changes in the laws, regulations, policies, voluntary codes of practice and interpretations in the UK, the US, the EU and the other markets in which it operates. Many regulatory changes relevant to the Group’s business may have an effect beyond the country in which they are enacted, either because the Group’s regulators deliberately enact regulation with extra-territorial impact or its global operations mean that the Group is obliged to give effect to local laws and regulations on a wider basis. In recent years, regulators and governments have focused on reforming both the prudential regulation of the financial services industry and the ways in which the business of financial services is conducted. Measures taken include enhanced capital, liquidity and funding requirements, the separation or prohibition of certain activities by banks, changes in the operation of capital markets activities, the introduction of tax levies and transaction taxes, changes in compensation practices and more detailed requirements on how business is conducted. The governments and regulators in the UK, the US, the EU or elsewhere may intervene further in relation to areas of industry risk already identified, or in new areas, which could adversely affect the Group. Current and anticipated areas of particular focus for the Group’s regulators, where regulatory changes could have a material effect on the Group’s business, financial condition, results of operations, prospects, capital position, and reputation, include, but are not limited to: • the increasing focus by regulators, international bodies, organisations and unions on how institutions conduct business, particularly with regard to the delivery of fair outcomes for customers, promoting effective competition in the interests of consumers and ensuring the orderly and transparent operation of global financial markets, including the proposed introduction in the UK of a new consumer duty and measures resulting from ongoing thematic reviews into the workings of the retail, small- and medium-sized enterprise and wholesale banking sectors and the provision of financial advice to consumers; • the implementation of any conduct measures as a result of regulators’ focus on organisational culture, employee behaviour and whistleblowing; • the demise of certain benchmark interest rates and the transition to new risk-free reference rates (as discussed further under ‘vi) Impact of benchmark interest rate reforms on the Group’ below); • reviews of regulatory frameworks applicable to the wholesale financial markets, including reforms and other changes to conduct of business, listing, securitisation and derivatives related requirements; • the focus globally on technology adoption and digital delivery, underpinned by customer protection, including the use of artificial intelligence and digital assets (data, identity and disclosures), financial technology risks, payments and related infrastructure, operational resilience, virtual currencies (including central bank digital currencies and global stable coins) and cybersecurity. This also includes the introduction of new and/or enhanced regulatory standards in these areas; • increasing regulatory expectations of firms around governance and risk management frameworks, particularly for management of climate change, diversity and inclusion and other ESG risks and enhanced ESG disclosure and reporting obligations; • the continued evolution of the UK’s regulatory framework following the UK's withdrawal from the EU, including in light of the UK financial services regulatory reform agenda announced in December 2022 and the proposals in the Financial Services and Markets Bill, and similarly regarding the access of UK and other non-EU financial institutions to EU markets; • the implementation of the reforms to the Basel III package, which includes changes to the RWA approaches to credit risk, market risk, counterparty risk, operational risk, and credit valuation adjustments and the application of RWA floors and the leverage ratio; • the implementation of more stringent capital, liquidity and funding requirements; • the ongoing regulatory response to the COVID-19 pandemic and its implications for banks’ credit risk management and provisioning processes, capital adequacy and liquidity, and a renewed focus on vulnerable customers including the treatment of customers and consideration of longer-term initiatives to support borrowers in financial difficulty and measures designed to maximise access to cash for consumers; • the incorporation of climate change within the global prudential framework, including the transition risks resulting from a shift to a low carbon economy and its financial effects; • increasing requirements to detail management accountability within the Group (for example, the requirements of the Senior Managers and Certification Regime in the UK and similar regimes elsewhere that are either in effect or under consideration/implementation), as well as requirements relating to executive remuneration; • changes in national or supra-national requirements regarding the ability to offshore or outsource the provision of services and resources or transfer Strategy Climate and sustainability Governance Risk review Financial review Financial statements Shareholder information Barclays PLC 2022 Annual Report on Form 20-F 193 Material existing and emerging risks (continued)

material risk to financial services companies located in other countries, which impact the Group’s ability to implement globally consistent and efficient operating models; • financial crime, fraud and market abuse standards and increasing expectations for related control frameworks, to ensure firms are adapting to new threats such as those arising from the COVID-19 pandemic, and are protecting customers from cyber- enabled crime; • the application and enforcement of economic sanctions including those with extra-territorial effect and those arising from geopolitical tensions; • requirements flowing from arrangements for the resolution strategy of the Group and its individual operating entities that may have different effects in different countries; • the increasing regulatory expectations and requirements relating to various aspects of operational resilience, including an increasing focus on the response of institutions to operational disruptions; • continuing regulatory focus on data privacy, including the collection and use of personal data, and protection against loss and unauthorised or improper access; • the regulatory focus on policies and procedures for identifying and managing cybersecurity risks, cybersecurity governance and the corresponding disclosure and reporting obligations; and • continuing regulatory focus on the effectiveness of internal controls and risk management frameworks, as evidenced in regulatory fines and other measures imposed against the Group and other financial institutions. + For further details on the regulatory supervision of, and regulations applicable to, the Group, refer to the Supervision and regulation section. vi) Impact of benchmark interest rate reforms on the Group Global regulators and central banks in the UK, the US and the EU have driven international efforts to reform key benchmark interest rates and indices, such as the London Interbank Offered Rate (LIBOR), used to determine the amounts payable under a wide range of transactions and make them more reliable and robust. These benchmark reforms have resulted in significant changes to the methodology and operation of certain benchmarks and indices, the adoption of alternative risk- free reference rates (RFRs), the discontinuation of certain reference rates (including LIBOR), and the introduction of implementing legislation and regulations. Specifically, certain LIBOR tenors either ceased at the end of 2021 or became permanently unrepresentative. Furthermore, certain US dollar LIBOR tenors are to cease by the end of June 2023, and restrictions have been imposed on new use of US dollar LIBOR. Notwithstanding these developments, given the unpredictable consequences of benchmark reform, any of these developments could have an adverse impact on market participants, including the Group, in respect of any financial instruments linked to, or referencing, any of these benchmark interest rates. Uncertainty associated with such potential changes, including the availability and/or suitability of alternative RFRs, the participation of customers and third party market participants in the transition process, challenges with respect to required documentation changes, and impact of legislation to deal with certain legacy contracts that cannot convert into or add fall-back RFRs before cessation of the benchmark they reference, may adversely affect a broad range of transactions (including any securities, loans and derivatives which use LIBOR or any other affected benchmark to determine the interest payable which are included in the Group’s financial assets and liabilities) that use these reference rates and indices, and present a number of risks for the Group, including but not limited to: • Conduct risk: in undertaking actions to transition away from using certain reference rates (such as LIBOR) to new alternative RFRs, the Group faces conduct risks. These may lead to customer complaints, regulatory sanctions or reputational impact if the Group is considered to be (among other things): (i) undertaking market activities that are manipulative or create a false or misleading impression; (ii) misusing sensitive information or not identifying or appropriately managing or mitigating conflicts of interest; (iii) providing customers with inadequate advice, misleading information, unsuitable products or unacceptable service; (iv) not taking a consistent approach to remediation for customers in similar circumstances; (v) unduly delaying the communication and migration activities in relation to client exposure, leaving them insufficient time to prepare; or (vi) colluding or inappropriately sharing information with competitors. • Litigation risk: members of the Group may face legal proceedings, regulatory investigations and/or other actions or proceedings regarding (among other things): (i) the conduct risks identified above, (ii) the interpretation and enforceability of provisions in LIBOR- based contracts and securities, and (iii) the Group’s preparation and readiness for the replacement of LIBOR with alternative RFRs. • Financial risk: the valuation of certain of the Group’s financial assets and liabilities may change. Moreover, transitioning to alternative RFRs may impact the ability of members of the Group to calculate and model amounts receivable by them on certain financial assets and determine the amounts payable on certain financial liabilities (such as debt securities issued by them) because certain alternative RFRs (such as the Sterling Overnight Index Average (SONIA) and the Secured Overnight Financing Rate (SOFR)) are look-back rates whereas term rates (such as LIBOR) allow borrowers to calculate at the start of any interest period exactly how much is payable at the end of such interest period. This may have a material adverse effect on the Group’s cash flows. • Pricing risk: changes to existing reference rates and indices, discontinuation of any reference rate or indices and transition to alternative RFRs may impact the pricing mechanisms used by the Group on certain transactions. • Operational risk: changes to existing reference rates and indices, discontinuation of any reference rate or index and transition to alternative RFRs may require changes to the Group’s IT systems, trade reporting infrastructure, operational processes, and controls. In addition, if any reference rate or index (such as LIBOR) is no longer available to calculate amounts payable, the Group may incur additional expenses in amending documentation for new and existing transactions and/or effecting the transition from the original reference rate or index to a new reference rate or index. • Accounting risk: an inability to apply hedge accounting in accordance with IAS 39 could lead to increased volatility in the Group’s financial results and performance. Any of these factors may have a material adverse effect on the Group’s business, results of operations, financial condition, prospects and reputation. Strategy Climate and sustainability Governance Risk review Financial review Financial statements Shareholder information Barclays PLC 2022 Annual Report on Form 20-F 194 Material existing and emerging risks (continued)

+ For further details on the impacts of benchmark interest rate reforms on the Group, refer to Note 41. vii) Change delivery and execution risks The Group will need to adapt and/or transform the way it conducts business in response to changing customer behaviour and needs, technological developments, regulatory expectations, increased competition and cost management initiatives. Accordingly, effective management of transformation projects is required to successfully deliver the Group's strategic priorities, involving delivering both on externally driven programmes, as well as key business initiatives to deliver revenue growth, product enhancement and operational efficiency outcomes. The magnitude, complexity and, at times, concurrent demands of the projects required to meet these priorities can result in heightened execution risk. The ability to execute the Group’s strategy may be limited by operational capacity and the increasing complexity of the regulatory environment in which the Group operates. In addition, whilst the Group continues to pursue cost management initiatives, they may not be as effective as expected and cost saving targets may not be met. The failure to successfully deliver or achieve any of the expected benefits of these strategic initiatives and/or the failure to meet customer and stakeholder expectations could have a material adverse effect on the Group’s business, results of operations, financial condition, customer outcomes, prospects and reputation. viii) Holding company structure of Barclays PLC and its dependency on distributions from its subsidiaries Barclays PLC is a holding company and its principal sources of income are, and are expected to continue to be, distributions (in the form of dividends and interest payments) from operating subsidiaries which also hold the principal assets of the Group. As a separate legal entity, Barclays PLC relies on such distributions in order to be able to meet its obligations as they fall due (including its payment obligations with respect to its debt securities) and to create distributable reserves for capital distributions (such as dividends to ordinary shareholders and share buybacks). The ability of Barclays PLC’s subsidiaries to pay dividends and interest and Barclays PLC’s ability to receive such distributions from its investments in its subsidiaries and other entities will be subject not only to the financial performance of such subsidiaries and entities and prevailing macroeconomic conditions but also to applicable local laws, capital regulations (including internal MREL requirements) and other restrictions (including restrictions imposed by governments and/or regulators, which limit management’s flexibility in managing the business and taking action in relation to capital distributions and capital allocation). These laws and restrictions could limit the payment of dividends and distributions to Barclays PLC by its subsidiaries and any other entities in which it holds an investment from time to time, which could restrict Barclays PLC’s ability to meet its obligations and/or to make capital distributions (such as dividends to ordinary shareholders and share buybacks). ix) Application of resolution measures and stabilisation powers under the Banking Act Under the Banking Act 2009, as amended (Banking Act), substantial powers are granted to the Bank of England (or, in certain circumstances, HM Treasury), in consultation with the PRA, the FCA and HM Treasury, as appropriate, as part of a special resolution regime (SRR). These powers enable the relevant UK resolution authority to implement resolution measures and stabilisation options with respect to a UK bank or investment firm and certain of its affiliates (currently including Barclays PLC) (each, a relevant entity) in circumstances in which the relevant UK resolution authority is satisfied that the resolution conditions are met. The SRR consists of five stabilisation options: (i) private sector transfer of all or part of the business or shares of the relevant entity; (ii) transfer of all or part of the business of the relevant entity to a ‘bridge bank’ established by the Bank of England; (iii) transfer to an asset management vehicle wholly or partly owned by HM Treasury or the Bank of England; (iv) the cancellation, transfer or dilution of the relevant entities’ equity (including Barclays PLC’s ordinary share capital) and write-down or conversion of the relevant entity’s capital instruments and liabilities (the bail-in tool); and (v) temporary public ownership (i.e. nationalisation). In addition, the relevant UK resolution authority may, in certain circumstances, in accordance with the Banking Act require the permanent write-down or conversion into equity of any outstanding Tier 1 capital instruments, Tier 2 capital instruments and internal MREL prior to, or together with, the exercise of any stabilisation option. Any such action could result in the dilution of Barclays PLC’s ordinary share capital, restrict Barclays PLC’s ability to meet its obligations and/or to pay dividends to ordinary shareholders. Shareholders should assume that, in a resolution situation, public financial support will only be available to a relevant entity as a last resort after the relevant UK resolution authorities have assessed and used, to the maximum extent practicable, the resolution tools, including the bail-in tool (the Bank of England’s preferred approach for the resolution of the Group is a bail-in strategy with a single point of entry at Barclays PLC). The exercise of any of such powers under the Banking Act or any suggestion of any such exercise could materially adversely affect the value of Barclays PLC ordinary shares and could lead to shareholders losing some or all of their investment. In addition, any safeguards within the Banking Act (such as the ‘no creditor worse off’ principle) may not result in compensation to shareholders that is equivalent to the full losses incurred by them in the resolution and there can be no assurance that shareholders would recover such compensation promptly. Material existing and emerging risks impacting individual principal risks i) Climate risk The risks associated with climate change are subject to rapidly increasing societal, regulatory and political focus, both in the UK and internationally. In line with regulatory expectations and requirements, the Group has embedded climate risk within the Enterprise Risk Management Framework (ERMF), to address the financial and operational risks resulting from: (i) the physical risk of climate change; and (ii) the risk from the transition to a low- carbon economy. Climate risk is considered to be a driver of financial and operational risks. Physical risks from climate change arise from a number of factors and relate to specific weather events (acute) and longer-term shifts in the climate (chronic). The nature and timing of extreme weather events are uncertain, but they are increasing in frequency and in the potential severity of economic impact. The potential impact on the economy includes, but is not limited to, lower GDP growth, higher unemployment, shortage of raw materials and products due to supply chain disruptions and significant changes in asset prices and profitability of industries. Damage to the properties and operations of borrowers could decrease Strategy Climate and sustainability Governance Risk review Financial review Financial statements Shareholder information Barclays PLC 2022 Annual Report on Form 20-F 195 Material existing and emerging risks (continued)

production capacity, increase operating costs, impair asset values and the creditworthiness of customers leading to increased default rates, delinquencies, write-offs and impairment charges in Barclays' portfolios. In addition, the Group’s premises and resilience may also suffer physical damage due to weather events leading to increased costs for the Group. As the economy transitions to a low- carbon economy, financial institutions such as the Group face significant and rapid developments in stakeholder expectations, policy, law and regulation which could impact the lending activities the Group undertakes, as well as the risks associated with its lending portfolios, and the value of the Group’s assets. As new policies and regulations are enforced, market sentiment and societal preferences change and new technologies emerge, this may result in increased costs and reduced demand of product and services of a company, early retirement and impairment of assets, decreased revenue and profitability for Barclays customers. This in turn may impact creditworthiness of customers and their ability to repay loans. Additionally, the Group may face greater scrutiny of the type of business it conducts, adverse media coverage and reputational damage, which may in turn impact customer demand for the Group's products, returns on certain business activities and the value of certain assets and trading positions resulting in impairment charges. Furthermore, the impacts of physical and transition climate risks can lead to second order connected risks, which have the potential to affect the Group’s retail and wholesale portfolios. The impacts of climate change may increase losses for those sectors sensitive to the effects of physical and transition risks. Any subsequent increase in defaults and rising unemployment could create recessionary pressures, which may lead to wider deterioration in the creditworthiness of the Group’s clients, higher expected credit losses (ECLs), and increased charge-offs and defaults among retail customers. From January 2022, climate risk became one of the principal risks within the Group’s ERMF. Failure to adequately embed the financial and operational risks associated with climate change into its risk framework to appropriately measure, manage and disclose the various financial and operational risks it faces as a result of climate change or failure to adapt the Group's strategy and business model to the changing regulatory requirements and market expectations on a timely basis, may have a material and adverse impact on the Group’s level of business growth, competitiveness, profitability, capital requirements, cost of funding, and financial condition. In March 2020, the Group announced its ambition to become a net zero bank by 2050 and its commitment to align all of its financing activities with the goals and timelines of the Paris Agreement. In order to reach these ambitions and targets or any other climate-related ambitions or targets the Group may commit to in future, the Group will need to continue to incorporate climate considerations into its strategy, business model, the products and services it provides to customers and its financial and non-financial risk management processes (including processes to measure and manage the various financial and non-financial risks the Group faces as a result of climate change). The Group also needs to ensure that its strategy and business model adapt to changing, and sometimes conflicting, national and international standards, industry and scientific practices, regulatory requirements and market expectations regarding climate change, which remain under continuous development and vary between regions, sometimes to a significant extent. There can be no assurance that these standards, practices, requirements and expectations will not change in a manner that substantially increases the cost or effort for the Group to achieve such ambitions and targets. In addition, the Group’s ambitions and targets may prove more challenging to achieve due to changing circumstances and potentially volatile external factors which are beyond our control, including geopolitical issues, energy security, energy poverty and other considerations such as just transition to a low carbon economy. This may be exacerbated if the Group chooses or is required to accelerate its climate-related ambitions or targets as a result of UK or international regulatory developments or stakeholder expectations. Achieving the Group’s climate-related ambitions and targets will also depend on a number of factors outside the Group’s control, including reliable forecast of hazards from the physical climate models, availability of data and models to measure and assess the climate impact of the Group’s customers, advancements of low- carbon technologies and supportive public policies in the markets where the Group operates. If these external factors and other changes do not occur, or do not occur on a timely basis, the Group may fail to achieve its climate-related ambitions and targets and this could have a material adverse effect on the Group’s business, results of operations, financial condition, prospects and reputation. For further details on the Group’s approach to climate change, refer to the climate risk management section. ii) Credit risk Credit risk is the risk of loss to the Group from the failure of clients, customers or counterparties, including sovereigns, to fully honour their obligations to members of the Group, including the whole and timely payment of principal, interest, collateral and other receivables. Credit risk is impacted by a number of factors outside the Group’s control, including wider economic conditions. a) Impairment Impairment is calculated in line with the requirements of IFRS9 which results in recognition of loss allowances, based on ECLs, on a forward-looking basis using a broad scope of financial metrics. Measurement involves complex judgement and impairment charges are potentially volatile and may not successfully predict actual credit losses, particularly under stressed conditions. Any failure by the Group to accurately estimate credit losses through ECLs could have a material adverse effect on the Group's business, results of operations, financial condition and prospects. + For further details, refer to Note 8. b) Specific portfolios, sectors and concentrations The Group is subject to risks arising from changes in credit quality and recovery rates for loans and advances due from borrowers and counterparties and is subject to a concentration of those risks where the Group has significant exposures to borrowers and counterparties in specific sectors, or to particular types of borrowers and counterparties. Any deterioration in the credit quality of such borrowers and counterparties could lead to lower recoverability from loans and advances and higher impairment charges. Accordingly, any of the following areas of uncertainty could have a material adverse impact on the Group's business, results of operations, financial condition and prospects: • Consumer affordability: remains a key area of focus, particularly in unsecured lending, as the 'cost of living' pressures grow. Macroeconomic factors, such as unemployment, higher interest rates or broader inflationary pressures, that Strategy Climate and sustainability Governance Risk review Financial review Financial statements Shareholder information Barclays PLC 2022 Annual Report on Form 20-F 196 Material existing and emerging risks (continued)

impact a customer’s ability to service debt payments could lead to increased arrears in both unsecured and secured products. • UK retail, hospitality and leisure: falling demand, rising costs and, for UK retail, a structural shift to online shopping, continue to pressurise sectors heavily reliant on consumer discretionary spending. Such sectors may also be adversely impacted by cost of living pressures and other macroeconomic factors which affect consumers This represents a potential risk in the Group’s UK corporate portfolio as a higher probability of default exists for retailers, hospitality providers and their landlords while these pressures remain. • UK real estate: UK property represents a significant portion of the Group's overall retail and corporate credit exposure and the Group remains at risk of increased impairment from a material fall in property prices. During 2021 and continuing through the first half of 2022, property prices rose, particularly in the residential property market where customers sought more space as home working became more prevalent. However, rising mortgage interest rates and increasing economic concerns have reduced demand and borrowing capacity which resulted in small house price decreases in Q4 2022. This is likely to continue in 2023, especially in London and the South East of the UK where the Group has a high exposure. Additionally, as mortgages roll off existing rates and onto new rates at higher levels, there is a risk of increasing borrower defaults which could then put further downward pressure on property prices and in turn impact the Group’s impairment and capital position. Furthermore, small segments of the housing market could be subject to specific valuation impacts (for example, certain properties within the Group's residential loan portfolio may be subject to remediation activities relating to fire safety standards). The Group’s corporate exposure is vulnerable to a deteriorating economic environment and (for offices in particular) post COVID-19 pandemic structural shifts, such as the normalisation of remote working. Landlords serving discretionary consumer spending sector tenants are also at risk from reduced rent collection. • Leveraged finance underwriting: the Group takes on non-investment grade underwriting exposure, including single name risk, particularly in the US and the UK. The Group is exposed to credit events and market volatility during the underwriting period, which may result in losses for the Group, or increased capital requirements should there be a need to hold the exposure for an extended period. • Oil & Gas sector: High market energy prices during 2022 have helped restore balance sheet strength to companies operating in this sector. However, in the longer term, costs associated with the transition towards renewable sources of energy may place greater financial demands on oil and gas companies. • Air travel: the sector struggled to resource for the recovery in lower margin (tourist) demand for air travel evidenced in 2022 (after the drop in demand during the pandemic), and to adjust to the structural decline in higher margin business travel. While this transition plays out, there remains a heightened risk to the revenue streams of the Group’s clients and, consequentially, their ability to service debt obligations. Increasing concerns about the impact of air travel on climate change will also influence consumer behaviour, representing additional risks for the sector. The Group also has large individual exposures to single name counterparties, (such as brokers, central clearing houses, dealers, banks, mutual and hedge funds and other institutional clients) both in its lending and trading activities, including derivative trades. The default of one such counterparty could cause contagion across clients involved in similar activities and/or adversely impact asset values should margin calls necessitate rapid asset disposals by that counterparty to raise liquidity. In addition, where such counterparty risk has been mitigated by taking collateral, credit risk may remain high if the collateral held cannot be monetised, or has to be liquidated at prices which are insufficient to recover the full amount of the loan or derivative exposure. Any such defaults could have a material adverse effect on the Group’s results due to, for example, increased credit losses and higher impairment charges. + For further details on the Group’s approach to credit risk, refer to the credit risk management and credit risk performance sections. iii) Market risk Market risk is the risk of loss arising from potential adverse changes in the value of the Group’s assets and liabilities from fluctuation in market variables including, but not limited to, interest rates, foreign exchange, equity prices, commodity prices, credit spreads, implied volatilities and asset correlations. Economic and financial market uncertainties remain elevated, driven by elevated inflation and tightening monetary policy, both of which are exacerbated by the conflict in Ukraine and supply-chain disruptions caused by the COVID-19 pandemic. A disruptive adjustment to higher interest rate levels and deteriorating trade and geopolitical tensions could heighten market risks for the Group’s portfolios. In addition, the Group’s trading business is generally exposed to a prolonged period of elevated asset price volatility, particularly if it adversely affects market liquidity. Such a scenario could impact the Group’s ability to execute client trades and may also result in lower client flow-driven income and/or market-based losses on its existing portfolio of market risks. These can include higher hedging costs from rebalancing risks that need to be managed dynamically as market levels and their associated volatilities change. Changes in market conditions could have a material adverse effect on the Group’s business, results of operations, financial condition and prospects. + For further details on the Group’s approach to market risk, refer to the market risk management and market risk performance sections. iv) Treasury and capital risk There are three primary types of treasury and capital risk faced by the Group: a) Liquidity risk Liquidity risk is the risk that the Group is unable to meet its contractual or contingent obligations or that it does not have the appropriate amount, tenor and composition of funding and liquidity to support its assets. This could cause the Group to fail to meet regulatory and/or internal liquidity requirements, make repayments of principal or interest as they fall due or to support day-to-day business activities. Key liquidity risks that the Group faces include: • Stability of the Group’s deposit funding profile: deposits which are payable on demand or at short notice could be adversely affected by the Group failing to preserve the current level of customer and investor confidence or as Strategy Climate and sustainability Governance Risk review Financial review Financial statements Shareholder information Barclays PLC 2022 Annual Report on Form 20-F 197 Material existing and emerging risks (continued)

a result of competition in the banking industry. • Ongoing access to wholesale funding: the Group regularly accesses the money and capital markets to provide short- term and long-term unsecured and secured funding to support its operations. A loss of counterparty confidence, or adverse market conditions (such as the recent rises in interest rates) could lead to a reduction in the tenor, or an increase in the costs, of the Group’s unsecured and secured wholesale funding or affect the Group’s access to such funding. • Impacts of market volatility: adverse market conditions, with increased volatility in asset prices could: (i) negatively impact the Group’s liquidity position through increased derivative margin requirements and/or wider haircuts when monetising liquidity pool securities; and (ii) make it more difficult for the Group to execute secured financing transactions. • Intraday liquidity usage: increased collateral requirements for payments and securities settlement systems could negatively impact the Group’s liquidity position, as cash and liquid assets required for intraday purposes are unavailable to meet other outflows. • Off-balance sheet commitments: deterioration in economic and market conditions could cause customers to draw on off-balance sheet commitments provided to them, for example revolving credit facilities, negatively affecting the Group’s liquidity position. • Credit rating changes and impact on funding costs: any reductions in a credit rating (in particular, any downgrade below investment grade) may affect the Group’s access to the money or capital markets and/or terms on which the Group is able to obtain market funding (for example, this could lead to increased costs of funding and wider credit spreads, the triggering of additional collateral or other requirements in derivative contracts and other secured funding arrangements, or limits on the range of counterparties who are willing to enter into transactions with the Group). b) Capital risk Capital risk is the risk that the Group has an insufficient level or composition of capital to support its normal business activities and to meet its regulatory capital requirements under normal operating environments and stressed conditions (both actual and as defined for internal planning or regulatory stress testing purposes). This also includes the risk from the Group’s pension plans. Key capital risks that the Group faces include: • Failure to meet prudential capital requirements: this could lead to the Group being unable to support some or all of its business activities, a failure to pass regulatory stress tests, increased cost of funding due to deterioration in investor appetite or credit ratings, restrictions on distributions (including in respect of its shares and/or additional tier 1 instruments), leading to the inability to comply with the Group's dividend policy and/or the need to take additional measures to strengthen the Group’s capital or leverage position. • Adverse changes in FX rates impacting capital ratios: the Group has capital resources, risk weighted assets and leverage exposures denominated in foreign currencies. Changes in foreign currency exchange rates may adversely impact the sterling equivalent value of these items. As a result, the Group’s regulatory capital ratios are sensitive to foreign currency movements. Failure to appropriately manage the Group’s balance sheet to take account of foreign currency movements could result in an adverse impact on the Group’s regulatory capital and leverage ratios. • Adverse movements in the pension fund: adverse movements in pension assets and liabilities for defined benefit pension schemes could result in deficits on a technical provision and/or IAS 19 accounting basis. This could lead to the Group making substantial additional contributions to its pension plans and/or a deterioration in its capital position. The market value of pension fund assets might decline; or investment returns might reduce. Under IAS 19, the liabilities discount rate is derived from the yields of high-quality corporate bonds. Therefore, the valuation of the Group’s defined benefits schemes would be adversely affected by a prolonged fall in the discount rate due to a persistent low interest rate and/or credit spread environment. Inflation is another significant risk driver to the pension fund as the liabilities are adversely impacted by an increase in long-term inflation expectations. c) Interest rate risk in the banking book Interest rate risk in the banking book is the risk that the Group is exposed to capital or income volatility because of a mismatch between the interest rate exposures of its (non-traded) assets and liabilities. The Group’s hedging programmes for interest rate risk in the banking book rely on behavioural assumptions and, as a result, the effectiveness of the hedging strategy cannot be guaranteed. A potential mismatch in the balance or duration of the hedging assumptions could lead to earnings deterioration if there are interest rate movements which are not adequately hedged. A decline in interest rates may also compress net interest margin on retail and corporate portfolios. In addition, the Group’s liquid asset portfolio is exposed to potential capital and/or income volatility due to movements in market rates and prices which may have a material adverse effect on the capital position of the Group. + For further details on the Group’s approach to treasury and capital risk, refer to the treasury and capital risk management and treasury and capital risk performance sections. v) Operational risk Operational risk is the risk of loss to the Group from inadequate or failed processes or systems, human factors or due to external events where the root cause is not due to credit or market risks. Examples include: a) Operational resilience The Group functions in a highly competitive market, with customers and clients that expect consistent and smooth business processes. The loss of or disruption to business processing is a material inherent risk within the Group and across the financial services industry, whether arising through failures in the Group’s technology systems, closure of the Group's real estate services including its retail branch network, or availability of personnel or services supplied by third parties. Failure to build resilience and recovery capabilities into business processes or into the services on which the Group’s business processes depend, may result in significant customer detriment, costs to reimburse losses incurred by the Group’s customers, and reputational damage. b) Cyberattacks Cyberattacks continue to be a global threat that is inherent across all industries, with the number and severity of attacks continuing to rise. The financial sector remains a primary target for cybercriminals, hostile nation states, opportunists and hacktivists. The Group, like other financial institutions, experiences numerous attempts to compromise its cybersecurity protections. The Group dedicates significant resources to reducing cybersecurity risks, but it Strategy Climate and sustainability Governance Risk review Financial review Financial statements Shareholder information Barclays PLC 2022 Annual Report on Form 20-F 198 Material existing and emerging risks (continued)

cannot provide absolute security against cyberattacks. Malicious actors are increasingly sophisticated in their methods, tactics, techniques and procedures, seeking to steal money, gain unauthorised access to, destroy or manipulate data, and disrupt operations, and some of their attacks may not be recognised or discovered until launched or after initial entry into the environment, such as novel or zero-day attacks that are launched before patches are available and defences can be readied. Malicious actors are also increasingly developing methods to avoid prevention, detection and alerting capabilities, including employing counter- forensic tactics making response activities more difficult. Cyberattacks can originate from a wide variety of sources and target the Group in numerous ways, including attacks on networks, systems, applications or devices used by the Group or parties such as service providers and other suppliers, counterparties, employees, contractors, customers or clients, presenting the Group with a vast and complex defence perimeter. Moreover, the Group does not have direct control over the cybersecurity of the systems of its clients, customers, counterparties and third-party service providers and suppliers, limiting the Group’s ability to effectively protect and defend against certain threats. Some of the Group’s third-party service providers and suppliers have experienced successful attempts to compromise their cybersecurity. These included ransomware attacks that disrupted the service providers’ or suppliers’ operations and, in some cases, had an impact on the Group's operations. Such cyberattacks are likely to continue. A failure in the Group’s adherence to its cybersecurity policies, procedures or controls, employee malfeasance, and human, governance or technological error could also compromise the Group’s ability to successfully prevent and defend against cyberattacks. Furthermore, certain legacy technologies that are at or approaching end-of-life may not be able to maintain acceptable levels of security. The Group has experienced cybersecurity incidents and near-misses in the past, and it is inevitable that additional incidents will occur in the future. Cybersecurity risks are expected to increase, due to factors such as the increasing demand across the industry and customer expectations for continued expansion of services delivered over the Internet; increasing reliance on Internet-based products, applications and data storage; and changes in ways of working by the Group’s employees, contractors, and third party service providers and suppliers and their subcontractors as a long-term consequence of the COVID-19 pandemic. Bad actors have taken advantage of remote working practices and modified customer behaviours, exploiting the situation in novel ways that may elude defences. Additionally, geopolitical turmoil may serve to increase the risk of a cyberattack that could impact Barclays directly, or indirectly through its critical suppliers or national infrastructure. In 2022, the Group faced a heightened risk of cyberattack as a result of the conflict in Ukraine. Common types of cyberattacks include deployment of malware to obtain covert access to systems and data; ransomware attacks that render systems and data unavailable through encryption and attempts to leverage business interruption or stolen data for extortion; novel or zero- day exploits; denial of service and distributed denial of service (DDoS) attacks; infiltration via business email compromise; social engineering, including phishing, vishing and smishing; automated attacks using botnets; third-party customer, vendor, service provider and supplier account take-over; malicious activity facilitated by an insider; and credential validation or stuffing attacks using login and password pairs from unrelated breaches. A successful cyberattack of any type has the potential to cause serious harm to the Group or its clients and customers, including exposure to potential contractual liability, claims, litigation, regulatory or other government action, loss of existing or potential customers, damage to the Group’s brand and reputation, and other financial loss. The impact of a successful cyberattack also is likely to include operational consequences (such as unavailability of services, networks, systems, devices or data) remediation of which could come at significant cost. Regulators worldwide continue to recognise cybersecurity as an increasing systemic risk to the financial sector and have highlighted the need for financial institutions to improve their monitoring and control of, and resilience to cyberattacks. A successful cyberattack may, therefore, result in significant regulatory fines on the Group. In addition, any new regulatory measures introduced to mitigate these risks are likely to result in increased technology and compliance costs for the Group. + For further details on the Group’s approach to cyberattacks, see the operational risk performance section. For further details on cybersecurity regulation applicable to the Group, refer to the Supervision and regulation section. c) New and emergent technology Technology is fundamental to the Group’s business and the financial services industry. Technological advancements present opportunities to develop new and innovative ways of doing business across the Group, with new solutions being developed both in-house and in association with third party companies. For example, payment services and securities, futures and options trading are increasingly occurring electronically, both on the Group’s own systems and through other alternative systems, and becoming automated. Whilst increased use of electronic payment and trading systems and direct electronic access to trading markets could significantly reduce the Group’s cost base, it may, conversely, reduce the commissions, fees and margins made by the Group on these transactions which could have a material adverse effect on the Group’s business, results of operations, financial condition and prospects. Introducing new forms of technology, however, has the potential to increase inherent risk. Failure to evaluate, actively manage and closely monitor risk during all phases of business development and implementation could introduce new vulnerabilities and security flaws and have a material adverse effect on the Group’s business, results of operations, financial condition and prospects. d) External fraud The nature of fraud is wide-ranging and continues to evolve, as criminals seek opportunities to target the Group’s business activities and exploit changes in customer behaviour and product and channel use (such as the increased use of digital products and enhanced online services) or exploit new products. Fraud attacks can be very sophisticated and are often orchestrated by organised crime groups who use various techniques to target customers and clients directly to obtain confidential or personal information that can be used to commit fraud. The UK market has also seen significant growth in ‘scams’ where the Group takes increased levels of liability as part of a voluntary code to provide additional safeguards to customers and clients who are tricked into making payments to fraudsters. The impact from fraud can lead to customer detriment, financial losses (including the Strategy Climate and sustainability Governance Risk review Financial review Financial statements Shareholder information Barclays PLC 2022 Annual Report on Form 20-F 199 Material existing and emerging risks (continued)

reimbursement of losses incurred by customers), loss of business, missed business opportunities and reputational damage, all of which could have a material adverse impact on the Group’s business, results of operations, financial condition and prospects. e) Data management and information protection The Group holds and processes large volumes of data, including personal information, financial data and other confidential information, and the Group’s businesses are subject to complex and evolving laws and regulations governing the privacy and protection of data, including Regulation (EU) 2016/679 (General Data Protection Regulation as it applies in the EU and the UK). This data could relate to: (i) the Group’s clients, customers, prospective clients and customers and their employees; (ii) clients and customers of the Group’s clients and customers and their employees;(iii) the Group’s suppliers, counterparties and other external parties, and their employees; and (iv) the Group’s employees and prospective employees. The international nature of both the Group’s business and its IT infrastructure also means that data and personal information may be available in countries other than those from where the information originated. Accordingly, the Group must ensure that its collection, use, transfer and storage of data, including personal information, complies with all applicable laws and regulations in all relevant jurisdictions, which could: (i) increase the Group’s compliance and operating costs; (ii) impact the development of new products or services or the offering of existing products or services; (iii) affect how products and services are offered to clients and customers; (iv) demand significant oversight by the Group’s management; and (v) require the Group to review some elements of the structure of its businesses, operations and systems in less efficient ways. Concerns regarding the effectiveness of the Group’s measures to safeguard data, including personal information, or even the perception that those measures are inadequate, could expose the Group to the risk of loss or unavailability of data or data integrity issues and/or cause the Group to lose existing or potential clients and customers, and thereby reduce the Group’s revenues. Furthermore, any failure or perceived failure by the Group to comply with applicable privacy or data protection laws and regulations may subject it to potential contractual liability, claims, litigation, regulatory or other government action (including significant regulatory fines) and require changes to certain operations or practices which could also inhibit the Group’s development or marketing of certain products or services, or increase the costs of offering them to customers. Any of these events could damage the Group’s reputation, subject the Group to material fines or other monetary penalties, make the Group liable to the payment of compensatory damages, divert management's time and attention, lead to enhanced regulatory oversight and otherwise materially adversely affect its business, results of operations, financial condition and prospects. + For further details on data protection regulation applicable to the Group, refer to the supervision and regulation section. f) Algorithmic trading In some areas of the investment banking business, trading algorithms are used to price and risk manage client and principal transactions. An algorithmic error could result in erroneous or duplicated transactions, a system outage, or impact the Group’s pricing abilities, which could have a material adverse effect on the Group’s business, results of operations, financial condition, prospects and reputation. g) Processing errors The Group’s businesses are highly dependent on its ability to process and monitor, on a daily basis, a very large number of transactions, many of which are highly complex and occur at high volumes and frequencies, across numerous and diverse markets in many currencies. As the Group’s customer base and geographical reach expand and the volume, speed, frequency and complexity of transactions, especially electronic transactions (as well as the requirements to report such transactions on a real-time basis to clients, regulators and exchanges) increase, developing, maintaining and upgrading operational systems and infrastructure becomes more challenging, and the risk of systems or human error in connection with such transactions increases, as well as the potential consequences of such errors due to the speed and volume of transactions involved and the potential difficulty associated with discovering errors quickly enough to limit the resulting consequences. Furthermore, events that are wholly or partially beyond the Group’s control, such as a spike in transaction volume, could adversely affect the Group’s ability to process transactions or provide banking and payment services. Processing errors could result in the Group, among other things: (i) failing to provide information, services and liquidity to clients and counterparties in a timely manner; (ii) failing to settle and/or confirm transactions; (iii) causing funds transfers, capital markets trades and/or other transactions to be executed erroneously, illegally or with unintended consequences; and (iv) adversely affecting financial, trading or currency markets. Any of these events could materially disadvantage the Group’s customers, clients and counterparties (including them suffering financial loss) and/or result in a loss of confidence in the Group which, in turn, could have a material adverse effect on the Group’s business, results of operations, financial condition and prospects. h) Supplier exposure The Group depends on suppliers for the provision of many of its services and the development of technology. Whilst the Group depends on suppliers, it remains fully accountable to its customers and clients for risks arising from the actions of suppliers and may not be able to recover from its suppliers any amounts paid to customers and clients for losses suffered by them. The dependency on suppliers and sub-contracting of outsourced services introduces concentration risk where the failure of specific suppliers could have an impact on the Group’s ability to continue to provide material services to its customers. Failure to adequately manage supplier risk could have a material adverse effect on the Group’s business, results of operations, financial condition and prospects. Strategy Climate and sustainability Governance Risk review Financial review Financial statements Shareholder information Barclays PLC 2022 Annual Report on Form 20-F 200 Material existing and emerging risks (continued)

i) Estimates and judgements relating to critical accounting policies and regulatory disclosures The preparation of financial statements requires the application of accounting policies and judgements to be made in accordance with IFRS. Regulatory returns and capital disclosures are prepared in accordance with the relevant capital reporting requirements and also require assumptions and estimates to be made. The key areas involving a higher degree of judgement or complexity, or areas where assumptions are significant to the consolidated and individual financial statements, include credit impairment provisions, taxes, fair value of financial instruments, goodwill and intangible assets, pensions and post-retirement benefits, and provisions including conduct and legal, competition and regulatory matters (refer to the notes to the audited financial statements for further details). There is a risk that if the judgement exercised, or the estimates or assumptions used, subsequently turn out to be incorrect, this could result in material losses to the Group, beyond what was anticipated or provided for. Further development of accounting standards and regulatory interpretations could also materially impact the Group’s results of operations, financial condition and prospects. j) Tax risk The Group is required to comply with the domestic and international tax laws and practice of all countries in which it has business operations. There is a risk that the Group could suffer losses due to additional tax charges, other financial costs or reputational damage as a result of failing to comply with such laws and practice (including where the Group’s interpretation of such laws differs from the interpretation of tax authorities), or by failing to manage its tax affairs in an appropriate manner, with much of this risk attributable to the international structure of the Group. In addition, the introduction of new international tax regimes, increasing tax authority focus on reporting and disclosure requirements around the world as well as the digitisation of the administration of tax have the potential to increase the Group’s tax compliance obligations further. The OECD and G20 Inclusive Framework on Base Erosion and Profit Shifting has announced plans to introduce a global minimum tax from 2023. UK legislation to implement these rules is expected to apply from 1 January 2024 which will increase the Group's tax compliance obligations. In addition, the US enacted the Inflation Reduction Act in August 2022 which introduced a corporate alternative minimum tax on adjusted financial statement income effective from 1 January 2023. These new tax regimes may require systems and process changes. Any systems and process changes introduce additional operational risk. k) Ability to hire and retain appropriately qualified employees As a regulated financial institution, the Group requires diversified and specialist skilled colleagues. The Group’s ability to attract, develop and retain a diverse mix of talent is key to the delivery of its core business activity and strategy. This is impacted by a range of external and internal factors, such as macroeconomic factors, labour and immigration policy in the jurisdictions in which the Group operates, industry-wide headcount reductions in particular sectors, regulatory limits on compensation for senior executives and the potential effects on employee engagement and wellbeing from long-term periods of working remotely. Failure to attract or prevent the departure of appropriately qualified and skilled employees could have a material adverse effect on the Group’s business, results of operations, financial condition and prospects. Additionally, this may result in disruption to service which could in turn lead to customer detriment and reputational damage. + For further details on the Group’s approach to operational risk, refer to the operational risk management and operational risk performance sections. vi) Model risk Model risk is the potential for adverse consequences from decisions based on incorrect or misused model outputs and reports. The Group relies on models to support a broad range of business and risk management activities, including informing business decisions and strategies, measuring and limiting risk, valuing exposures (including the calculation of impairment), conducting stress testing, calculating RWAs and assessing capital adequacy, supporting new business acceptance, risk and reward evaluation, managing client assets, and meeting reporting requirements. Models are, by their nature, imperfect representations of reality and have some degree of uncertainty because they rely on assumptions and inputs, and so are subject to intrinsic uncertainty, errors and inappropriate use affecting the accuracy of their outputs. This may be exacerbated when dealing with unprecedented scenarios, as was the case during the COVID-19 pandemic, due to the lack of reliable historical reference points and data. For instance, the quality of the data used in models across the Group has a material impact on the accuracy and completeness of its risk and financial metrics. Model uncertainty, errors and inappropriate use may result in (among other things) the Group making inappropriate business decisions and/or inaccuracies or errors in the Group’s risk management and regulatory reporting processes. This could result in significant financial loss, imposition of additional capital requirements, enhanced regulatory supervision and reputational damage, all of which could have a material adverse effect on the Group’s business, results of operations, financial condition and prospects. + For further details on the Group’s approach to model risk, refer to the model risk management and model risk performance sections. vii) Conduct risk Conduct risk is the risk of poor outcomes for, or harm to, customers, clients and markets, arising from the delivery of the Group's products and services. This risk could manifest itself in a variety of ways, including: a) Market conduct The Group’s businesses are exposed to risk from potential non-compliance with its policies and standards and instances of wilful and negligent misconduct by employees, all of which could result in potential customer and client detriment, enforcement action (including regulatory fines and/or sanctions), increased operation and compliance costs, redress or remediation or reputational damage which in turn could have a material adverse effect on the Group’s business, financial condition and prospects. Examples of employee misconduct which could have a material adverse effect on the Group’s business include: (i) improperly selling or marketing the Group’s products and services; (ii) engaging in insider trading, market manipulation or unauthorised trading; or (iii) misappropriating confidential or proprietary information belonging to the Group, its customers or third parties. These risks may be exacerbated in circumstances where the Group is unable to rely on physical oversight and supervision of employees, noting the move to a hybrid working model for many colleagues. b) Customer protection The Group must ensure that its customers, particularly those that are vulnerable, are able to make well-informed decisions on how best to use the Group’s Strategy Climate and sustainability Governance Risk review Financial review Financial statements Shareholder information Barclays PLC 2022 Annual Report on Form 20-F 201 Material existing and emerging risks (continued)

financial services and understand the protection available to them if something goes wrong. Poor customer outcomes can result from the failure to: (i) communicate fairly and clearly with customers; (ii) provide services in a timely and fair manner; (iii) handle and protect customer data appropriately; and (iv) undertake appropriate activity to address customer detriment, including the adherence to regulatory and legal requirements on complaint handling. The Group is at risk of financial loss and reputational damage as a result. A key area of focus is the implementation and embedment of the FCA’s new Consumer Duty, with rules for open products and services due to take effect at the end July 2023. This will impact areas including governance and accountability, MI and reporting, communications, product design and end-to-end customer journeys. The Group may be required to incur significant additional expense in connection with this regulatory change. c) Product design and review risk Products and services must meet the needs of clients, customers, markets and the Group throughout their life cycle, However, there is a risk that the design and review of the Group’s products and services fail to reasonably consider and address potential or actual negative outcomes for customers, which may result in customer detriment, enforcement action (including regulatory fines and/or sanctions), redress and remediation and reputational damage. Both the design and review of products and services are a key area of focus for regulators and the Group. d) Financial crime The Group may be adversely affected if it fails to effectively mitigate the risk that third parties or its employees facilitate, or that its products and services are used to facilitate, financial crime (money laundering, terrorist financing, breaches of economic and financial sanctions, bribery and corruption, and the facilitation of tax evasion). UK and US regulations covering financial institutions continue to focus on combating financial crime. Failure to comply may lead to enforcement action by the Group’s regulators, including severe penalties, which may have a material adverse effect on the Group’s business, financial condition, prospects and reputation. e) Conflicts of interest Identifying and managing Conflicts of Interest is fundamental to the conduct of the Group's business, relationships with Customers, and the markets in which the Group operates. Understanding the Conflicts of Interest that impact or potentially impact the Group enables them to be handled appropriately. Even if there is no evidence of improper actions, a Conflict of Interest can create an appearance of impropriety that undermines confidence in the Group and its Employees. If the Group does not identify and manage Conflicts of Interest (business or personal) appropriately, it could have an adverse effect on the Group’s business, customers and the markets within which it operates. f) Regulatory focus on culture and accountability Regulators around the world continue to emphasise the importance of culture and personal accountability and enforce the adoption of adequate internal reporting and whistleblowing procedures to help to promote appropriate conduct and drive positive outcomes for customers, colleagues, clients and markets. The requirements and expectations of the UK Senior Managers Regime, Certification Regime and Conduct Rules reinforce additional accountabilities for individuals across the Group, with an increased focus on governance and rigour, with similar requirements also introduced in other jurisdictions globally. Failure to meet these requirements and expectations may lead to regulatory sanctions, both for the individuals and the Group. + For further details on the Group’s approach to conduct risk, refer to the conduct risk management and conduct risk performance sections. viii) Reputation risk Reputation risk is the risk that an action, transaction, investment, event, decision or business relationship will reduce trust in the Group’s integrity and/or competence. Any material lapse in standards of integrity, compliance, customer service or operating efficiency may represent a potential reputation risk. Stakeholder expectations constantly evolve, and so reputation risk is dynamic and varies between geographical regions, groups and individuals. A risk arising in one business area can have an adverse effect upon the Group’s overall reputation and any one transaction, investment or event (in the perception of key stakeholders) can reduce trust in the Group’s integrity and competence. The Group’s association with sensitive topics and sectors has been, and in some instances continues to be, an area of concern for stakeholders, including: (i) the financing of, and investments in, businesses which operate in sectors that are sensitive because of their relative carbon intensity or local environmental impact; (ii) potential association with human rights violations (including combating modern slavery) in the Group’s operations or supply chain and by clients and customers; and (iii) the financing of businesses which manufacture and export military and riot control goods and services. Reputation risk could also arise from negative public opinion about the actual, or perceived, manner in which the Group (including its employees, clients and other associations) conducts its business activities, or the Group’s financial performance, as well as actual or perceived practices in banking and the financial services industry generally. Modern technologies, in particular, online social media channels and other broadcast tools that facilitate communication with large audiences in short time frames and with minimal costs, may significantly enhance and accelerate the distribution and effect of damaging information and allegations. Negative public opinion may adversely affect the Group’s ability to retain and attract customers, in particular, corporate and retail depositors, and to retain and motivate staff, and could have a material adverse effect on the Group’s business, results of operations, financial condition and prospects. In addition to the above, reputation risk has the potential to arise from operational issues or conduct matters which cause detriment to customers, clients, market integrity, effective competition or the Group (refer to ‘v) Operational risk’ above). + For further details on the Group’s approach to reputation risk, refer to the reputation risk management and reputation risk performance sections. ix) Legal risk and legal, competition and regulatory matters The Group conducts activities in a highly regulated global market which exposes it and its employees to legal risk arising from: (i) the multitude of laws and regulations that apply to the businesses it operates, which are highly dynamic, may vary between jurisdictions and/or conflict, and may be unclear in their application to particular circumstances especially in new and emerging areas; and (ii) the diversified and evolving nature of the Group’s businesses and business practices. In each case, this exposes the Group and its employees to the risk of loss or the imposition of penalties, damages or fines from the failure of members of the Group to meet their respective obligations, including legal, regulatory or contractual requirements. Legal risk may arise in Strategy Climate and sustainability Governance Risk review Financial review Financial statements Shareholder information Barclays PLC 2022 Annual Report on Form 20-F 202 Material existing and emerging risks (continued)

relation to any number of the material existing and emerging risks identified above. A breach of applicable legislation and/or regulations by the Group or its employees could result in criminal prosecution, regulatory censure, potentially significant fines and other sanctions in the jurisdictions in which the Group operates. Where clients, customers or other third parties are harmed by the Group’s conduct, this may also give rise to civil legal proceedings, including class actions. Other legal disputes may also arise between the Group and third parties relating to matters such as breaches or enforcement of legal rights or obligations arising under contracts, statutes or common law. Adverse findings in any such matters may result in the Group being liable to third parties or may result in the Group’s rights not being enforced or not being enforced in the manner intended or desired by the Group. Details of legal, competition and regulatory matters to which the Group is currently exposed are set out in Note 26. In addition to matters specifically described in Note 26, the Group is engaged in various other legal proceedings which arise in the ordinary course of business. The Group is also subject to requests for information, investigations and other reviews by regulators, governmental and other public bodies in connection with business activities in which the Group is, or has been, engaged and may (from time to time) be subject to legal proceedings and other investigations relating to financial and non-financial disclosures made by members of the Group (including, but not limited to, in relation to ESG disclosures). Additionally, due to the increasing number of new climate and sustainability-related laws and regulations (or laws and regulatory processes and policies (including approach to fiduciary duties) seeking to protect the energy and high carbon sectors from any risks of divestment or challenges in accessing finance), growing demand from investors and customers for environmentally sustainable products and services, and regulatory scrutiny, financial institutions, including the Group, may through their business activities face increasing litigation, conduct, enforcement and contract liability risks related to climate change, environmental degradation and other social, governance and sustainability-related issues. Furthermore, there is a risk that shareholders, campaign groups, customers and other interest groups could seek to take legal action against the Group for financing or contributing to climate change and environmental degradation. The outcome of legal, competition and regulatory matters, both those to which the Group is currently exposed and any others which may arise in the future, is difficult to predict (and any provision made in the Group’s financial statements relating to those matters may not be sufficient to cover actual losses). In connection with such matters, the Group may incur significant expense, regardless of the ultimate outcome, and any such matters could expose the Group to any of the following outcomes: substantial monetary damages, settlements and/or fines; remediation of affected customers and clients; other penalties and injunctive relief; additional litigation; criminal prosecution; the loss of any existing agreed protection from prosecution; regulatory restrictions on the Group’s business operations including the withdrawal of authorisations; increased regulatory compliance requirements or changes to laws or regulations; suspension of operations; public reprimands or censure; loss of significant assets or business; a negative effect on the Group’s reputation; loss of confidence by investors, counterparties, clients and/or customers; risk of credit rating agency downgrades; potential negative impact on the availability and/or cost of funding and liquidity; and/or dismissal or resignation of key individuals. In light of the uncertainties involved in legal, competition and regulatory matters, there can be no assurance that the outcome of a particular matter or matters (including formerly active matters or those arising after the date of this Annual Report) will not have a material adverse effect on the Group’s business, results of operations, financial condition and prospects. Strategy Climate and sustainability Governance Risk review Financial review Financial statements Shareholder information Barclays PLC 2022 Annual Report on Form 20-F 203 Material existing and emerging risks (continued)

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	204

Principal risk management
Climate risk management
The impact on Financial and Operational Risks arising from climate change through physical risks, risks associated with transitioning to a lower carbon economy and connected risks arising as a result of second order impacts of these two drivers on portfolios.
Overview
Given the risks associated with climate change, and to support the Group’s ambition to be a net zero bank by 2050, climate risk became a Principal Risk in January 2022. To support the embedment of the Principal Risk, in 2022 the Group delivered a Climate Risk Plan with three overarching objectives:
1.Governance Framework: Establish a Climate Risk Committee, a Climate Risk Controls Forum, and refresh the Board Risk Committee reporting
2.Scenario Analysis: Build out the vision and plan for undertaking scenario analysis exercises. This involved developing a climate scenario analysis framework
3.Carbon Modelling: Expand the BlueTrackTM model for measuring and tracking financed emissions to cover our automobiles and residential real estate portfolios, in addition to energy, power, cement and steel.
Organisation, roles and responsibilities
On behalf of the Board, the Board Risk Committee (BRC) reviews and approves the Group’s approach to managing the financial and operational risks associated with climate change. Reputation risk is the responsibility of the Board, which directly handles the most material issues facing the Group. Broader sustainability matters and other reputation risk issues associated with climate change are coordinated by the Sustainability Team. The Head of Climate Risk reports directly to the Group Chief Risk Officer.
The Group Risk Committee (GRC) is the most senior executive body responsible for review and challenge of risk practices and risk profile, for climate risk and other principal risk types.

To support the oversight of Barclays’ climate risk profile, a Climate Risk Committee (CRC) has been established as a sub-committee of the GRC. Authority of the CRC is delegated by the GRC.
CRC is chaired by Head of Climate Risk. CRC has reviewed and approved a range of updates including a refreshed Climate Risk Vision, updates from each of the financial and operational risks and from the material legal entities of the firm, along with key regulatory, policy and legal themes, the risk register and appetite statement and constraint, and reviewed the control environment.
The Climate Risk Control Forum (CRCF) was established in July 2022 and escalates to GRC via the Group Controls Committee. The purpose of the CRCF is to oversee the consistent and effective implementation and operation of the Barclays Controls Framework as relating to Climate risk. It reviews the control environment relating to Climate risk, including risk events, policy and issues management. Climate risk assurance groups have been established and are responsible for performing Climate risk specific reviews to ensure we are continually improving and addressing identified issues in our risk practices.
Barclays entities, namely Barclays Bank UK, Barclays International, Barclays Bank Ireland and the US Intermediate Holding Company, also continued to implement Climate risk within their frameworks, where Heads of Climate Risk have been appointed.

Governance	Enterprise Risk Framework (ERMF)

	Climate Risk Framework (CRF)	Reputation Risk Management Framework (RRMF)

	Board Risk Committee (BRC)	Board

Risk	Credit, market, treasury & capital and operational risks	Sustainability matters and reputation risk associated with climate change

Ownership	Group Risk Committee (GRC)	Global Head of Public Policy and Corporate Responsibility

Climate Risk Committee (CRC)

The elevation of climate risk to Principal Risk included establishment of governance elements, including:
• a Climate Risk Framework that defines climate risk and summarises the approach to identification, measurement, monitoring and reporting of climate risk
•Climate Risk Appetite and constraint at Group level established in line with the Group’s risk appetite approach and informed by scenario analysis
•Climate Risk Register is used to inform risk appetite. This includes a breakdown of key risk drivers for physical and transition risks, and materiality ratings which are inferred from the results of the 2020 climate Internal Stress Test and 2021 Bank of England’s Climate Biennial Exploratory Scenario (CBES). The Climate Risk Register continues to align with the Group’s Risk Register Taxonomy.

+	Further details on our Scenario Analysis can be found from page 44.
Climate risk across Financial and Operational Risks is managed via a Climate Change Financial Risk and Operational Risk Policy (CCFOR), which is embedded in each of the Financial and Operational Principal Risk Frameworks.
Climate risk across Model, Conduct, Reputation and Legal Principal Risks are out of the scope of the Climate Risk Framework and continue to be managed under their respective Principal Risk Frameworks.

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	205

Principal risk management (continued)
Risk appetite
In 2022, as part of establishing Climate risk as a principal risk, Barclays defined a risk appetite statement and constraint for climate risk. The statement outlines that Barclays views climate change as a driver of financial and operational risk. Barclays has appetite to manage climate risk in line with its climate ambition and to reduce financed emissions in line with disclosed targets. Targets to 2025 are set for Energy and Power. Targets to 2030 are set for Energy, Power, Cement, Steel and Automotive Manufacturing.
An assessment of progress to reduce financed emissions against the disclosed targets was made. It noted that reaching even the lower emissions reduction in the disclosed ranges may prove challenging and that a clearer forward plan be defined to set out the range of management actions that could be taken to meet the disclosed target ranges, including a more detailed understanding of client transition expectations and the external dependencies and variables beyond Barclays' control that may determine the pace of transition. Work has commenced on a Client Transition Framework which will support our evaluation of our corporate clients' current and expected future progress as they transition to a low-carbon business model and we are continuing to invest in developing tools that will enhance the quality of our forecasting and better understand the potential volatility in our progress over the remaining target period.

+	Further details on Barclays' disclosed targets can be found in the Climate and Sustainability report
The table below sets out how climate risk is integrated across Barclays using the ERMF aligned Climate Risk Framework, CCFOR and the Climate Change Standard.

Enterprise Risk Management Framework (ERMF)

Climate Risk Framework
		Climate Change Financial Risk and Operational Risk Policy				Climate Change Standard
Responsibilities	Climate Risk	Credit Risk	Market Risk	Treasury and Capital Risk	Operational Risk	Reputation Risk

•Provide climate horizon scanning information and emerging trends to BRC and Principal Risk Leads
•Recommend risk appetite statement, constraints and exclusions to BRC
•Define areas of concern and recommend scenario analysis priorities
•Lead the development of climate-specific risk methodologies
•Interpret stress test results for relevance as drivers of risk
•Review and challenge risk type approaches and support consistency across risk types
•Aggregate and monitor a central climate risk view across in scope risk types

•Monitor portfolio level exposure to the physical and transition risks of climate change
•Review individual obligors’ exposure to climate risk via the Climate Lens questionnaire
•Assess climate risk within Sovereign Credit Risk reviews
•Include material exposures to climate risk within the Internal Capital Adequacy Assessment Process (ICAAP)
•Oversight by Legal Entity Climate Risk Forums and relevant Risk Management Committees as appropriate, including regular climate risk reporting up to Board Risk Committee level
			•Identify and Assess climate-related risk factors •Apply stress scenarios, assess stress losses and set risk limits •Oversight by Market Risk Committee and Board Risk Committee	•Identify exposure to climate risk •Consider key risk indicators and limits to support risk management •Include in ICAAP and ILAAP •Oversight by Treasury & Capital Risk Committee and Board Risk Committee	•Integrate climate change across different risk categories, e.g. Operational Recovery Planning and Premises •Include climate change within risk assessment processes including Strategic Risk Assessment
•Outline minimum requirements and controls for Reputation Risk management relating to client relationships or transactions
•Outline the expected business behaviours in relation to these issues
•Outline the approach to enhanced due diligence.

Ownership	Climate Risk Accountable Officer	Credit Risk Accountable Officer	Market Risk Accountable Officer	Treasury & Capital Risk Accountable Officer	Operational Risk Accountable Officer	Group Head of Sustainability

		+ Read more on pages 207-208	+ Read more on pages 208-209	+ Read more on pages 209-210	+ Read more on pages 210-211	+ Read more on page 211

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	206

Principal risk management (continued)

Climate-related Risk Management Processes

	Credit Risk	Market Risk	Treasury and Capital Risk	Operational Risk
Frequency of assessment	Annually	Quarterly	Various (quarterly for pensions, IRRBB and liquidity risk; annually for capital risk)	Annually
Risk identification	Exposure in mortgage portfolio identified through a concentration risk framework. Exposure in BBPLC Identified as part of sovereign, portfolio and obligor credit annual reviews.	Identified by assessing climate-related risk factors across asset classes, sectors and geographies, and aggregating market risk exposures from climate-related risks.	Identified through risk assessment activity across certain industries and asset classes to analyse and assess exposures which may be impacted by climate-related risks.	Confirmed operational risks associated with climate change are included in the Bank’s Operational Risk Taxonomy. Climate risks are included within the Strategic Risk Assessment process.
Risk assessment
Portfolios are monitored through regular reporting of climate metrics and are assessed against mandates and limits where appropriate
Clients in elevated risk sectors above a threshold exposure will have their credit risk exposure to Climate risk qualitatively assessed through the Credit Climate Lens questionnaire.
Future exposure to Climate risk as a driver to Credit risk is quantified through scenario analysis and stress testing exercises.
In addition to the Credit Climate Lens questionnaire, Sovereign Credit Reviews are also carried out for Sovereigns above a threshold exposure to assess their susceptibility to Climate risks.
		Measured by using adverse multi-asset stress scenarios applied to individual risk factors reflecting climate risks across sectors, countries and regions.	Measured as part of stress testing and key risk indicator monitoring.	Established reporting on internal and external climate-related risk events to the Climate Risk Control Forum. Risk tolerances for premises and resilience risks are reviewed so these adequately capture climate-related risk drivers.

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	207

Principal risk management (continued)
TCFD Climate risk management
Credit Risk
Definition
The risk of loss to the Group from the failure of clients, customers or counterparties, including sovereigns, to fully honour their financial obligations to the Group, including the whole and timely payment of principal, interest, collateral and other receivables.
Climate Risk Identification
Risk identification is driven by assessing portfolios’ sensitivity and susceptibility to the financial and operational risks of climate change. Sectors are categorised into elevated and non-elevated risk. These sectors have been identified through the analysis of Barclays Industrial Classifications by portfolio, informed by results of scenario analysis exercises.
Across corporate and industrial sectors, elevated risk sectors are those with high exposure to both physical and transition risks of climate change. These are defined in the Climate Change Financial Risk and Operational Risk (CCFOR) Policy and apply across the Group. This assessment is updated on an annual basis. The list of Elevated Sectors is revisited on an annual basis to ensure that the risks identified as impacting the sector are still accurately articulated and assessed, and that emerging risks are being captured within the assessment.
Each sector is assessed by climate risk drivers and impacts. Physical and transition risk drivers and impacts were designed internally and are based on rating agencies’ climate change assessments, recommendations of the TCFD and our involvement in UNEP FI’s TCFD Banking Pilot Project Phase II.
To assist in determining the level of potential credit risk arising from climate change for Sovereigns with material exposure, risks are reviewed annually at a minimum.
Climate Risk Assessment
Corporate Risk Assessment
In 2019,the Credit Climate Lens was developed to identify and assess how Climate Change may impact the Group’s wholesale credit risk exposures, against physical and transition risks.
The Credit Climate Lens review is completed for wholesale clients operating in elevated risk sectors with material exposure of more than £10m (£5m for BUK clients). It is completed by either Banking or Credit Risk teams across all Barclays entities.

Risk Type	Focus area	Sample question
Physical	Acute: Frequency and intensity of extreme weather events	What is the exposure of operations and supporting assets to direct damage from extreme weather events?
	Reducing availability of financial protection/insurance	What is the severity of the potential lack of insurance covering business interruptions caused by extreme weather events?
Transition	Regulatory, policy and supervisory change	Does the company have an adaptation plan in place?
	Technology change	What is the likelihood of accelerating contingent liabilities, with alternative technologies displacing existing operations and supporting assets?
Each lens question has a threshold assigned to it that corresponds to a rating of Low, Moderate or High risk. These are aggregated to provide an overall rating for the client with rationale for the assigned rating, and comments on both physical and transition risks.
In 2022, a Climate Lens review was carried out on annual review, origination or other purpose facility review of 382 transactions in Barclays International. In Barclays UK, 181 clients have been assessed by Relationship Teams using the Credit Climate Lens.
As part of Barclays ongoing focus to review implementation and adherence to principal risk frameworks, and our drive to develop our capabilities in this area, the climate lens will be evolved to further improve implementation and to become more quantitative.
Non-Corporate Risk Assessment
To support our scenario analysis modelling, in 2021 we developed risk factor assessments for Municipalities, Financial Institutions and Non-Bank Financial Institutions, building on initial work to develop our Sovereign approach. Each of these portfolios uses a risk matrix approach across tailored physical, transition and connected risk factors.
These factors include, for example, the proportion of institution’s exposure to sectors exposed to climate risk, reputation risk scores from climate-related issues.
In addition to the risk assessment completed for these areas, scenario analysis and stress testing are used as primary tools to support climate risk assessment and the overall resilience of Barclays’ strategy.

Sovereign Risk Assessment
Our assessment of climate risk for sovereigns includes a risk factors matrix incorporating physical, transition and connected risk factors and is part of our ongoing risk identification as part of the CCFOR Policy challenges, including seven Transition Risk factors, three Physical Risk factors and three Economic & Fiscal Strength factors. A number of external metrics have also been utilised, including the University of Notre Dame’s Global Adaptation Index and Climate Change Performance Index – Climate Policy. These factors are then applied to all countries Barclays has exposure to. Sovereigns that are most impacted to these factors are monitored on an ongoing basis.
Climate Risk Management
On an annual basis, where an overall Credit Climate Lens rating for a client is assessed as Medium or High, clients are referred to the Climate Risk team. Following their analysis, the Climate Risk team provides recommendations and guidance on how to proceed, addressing any issues identified during the EDD process and the results of EDD are factored into credit decisions. Information and insights gained from the EDD and Credit Climate Lens rating process also inform portfolio review meetings, which itself forms part of the overall risk appetite control framework.
Climate Risk Reporting
A Group-level Climate Risk Dashboard is presented to the Climate Risk Committee and Board Risk Committee on a quarterly basis, informing senior management and the Board of current climate risk exposures, concentrations and to monitor trends across both sectors, portfolios and regions. The dashboard was updated in 2022 to incorporate learnings from the Bank of England's Climate Biannual Exploratory Scenario (CBES). It includes exposure to portfolios with elevated transition or physical risk and progress against sector emissions targets. Climate

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	208

Principal risk management (continued)
risk dashboards were also developed for material legal entities in 2022.
Portfolio Reviews and Mandate & Scale
Mandate & Scale Exposure Controls are a portfolio risk management tool and form part of the overall risk appetite control framework to review and control business activities. Mandates and scales are introduced to avoid the build-up of adverse exposure concentrations within portfolios through ensuring exposure is within Barclays’ mandate (i.e. aligned with expectations), and of an appropriate scale (relative to the risk and reward of the underlying activities).
Limits and triggers are put in place to avoid concentrations that may lead to unexpected losses detrimental to the stability of the relevant business or the Group. They take the broader economic outlook, wider Group strategy, and risk/ return considerations into account and are set for a number of sectors and products.
Climate risks have been integrated into Mandate & Scale annual credit portfolio reviews for elevated risk sectors since 2020. In 2021 Barclays Bank UK introduced a flood risk mandate within the UK Mortgage portfolio to monitor the percentage of properties (stock) in high flood risk areas. This mandate was enhanced in 2022, and a high subsidence risk mandate has also been introduced to the UK Mortgage portfolio.
As a part of the bank’s general approach to portfolio management, Barclays considers macroeconomic and other drivers and events which may impact on certain sectors or geographies. This includes impacts on the identified climate elevated risk sectors and may lead to action for specific sectors or geographies. For example, in the oil & gas sector, we have considered longer-term impacts from climate transition and physical risks into our assessments and approach to the sector. In keeping with our overall aim to maintain a portfolio with a high credit quality, we take a number of considerations into account for our oil & gas portfolio – including location of assets, the economic profile (profitability) of assets, geopolitical risks, size and resilience of counterparties, and liquidity considerations.
Physical, transition and connected risks arising from climate change are considered as part of the wider risk management decision process to account for the potential credit risk consequences of climate change on affected portfolios. In
2022, portfolio deep dives were conducted to supplement the existing analysis provided in the existing Mandate & Scale reviews. This included identifying and evaluating the credit risk implications of Climate risk on elevated sectors within the portfolio.
Market Risk
Definition
The risk of loss arising from potential adverse changes in the value of the Group’s assets and liabilities from fluctuation in market variables including, but not limited to, interest rates, foreign exchange, equity prices, commodity prices, credit spreads, implied volatilities and asset correlations.
Climate Risk Identification
Climate change may lead to Market risk through a disorderly transition to a low-carbon economy or via physical climate events and shifts in supply and demand for financial instruments, which may then impact market prices for susceptible sectors or countries.
Climate-related risks are determined at a Group level and used in the Market risk identification process.

The table below outlines the climate-related risks, transition and physical, considered for all market risks under each asset class

Asset Class	Physical Risk		Transition Risk
	Country impact	Sector impact	Sector impact
Traded credit Securitised products Equities Macro (FX, rates, commodities)	Countries most susceptible to climate change
•Sectors reliant on stable weather conditions and power/water supply (e.g. agriculture, soft commodities, tourism, mining, manufacturing, transportation)
•Financial protection – insurance against weather events

•Carbon intensive sectors:
–Primary producers (e.g. coal miner, oil and gas)
–Consumers (e.g. petrochemicals, transport)
–Supply chain (e.g. auto, retailer)
•Additional cost to meet new regulatory requirements, financial penalties, carbon taxes, green energy subsidies
•Increased capex/cost for primary producers and consumers due to:
–Technological/regulatory-driven shifts in consumer demand
–Tightening efficiency/emissions
•Increases in cost, impaired quality of goods and speed of delivery due to weaknesses within the supply chain, need for alternative suppliers/products

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	209

Principal risk management (continued)
Climate Risk Assessment
Market risk arising from climate change is measured by applying a range of stress scenarios, that stress the core risks susceptible to climate change over long and short-term horizons to individual risk factors.
Initially a Climate Internal Stress Test (Climate-IST) was run in 2020 to further inform understanding of climate risks. Market Risk performed an assessment of the impact of a disorderly transition to a low-carbon economy on the market risk portfolios across Barclays Group.
In addition to the main Markets portfolios, Cross Markets and Commodities portfolios were also included. This risk assessment was enabled by enhancements in system technology allowing the exploration of climate change impact on less-climate risk exposed sectors.
Market Risk continues to run such Climate-IST scenarios every quarter, and has further refined the existing sector/country taxonomy to reflect the climate risk sensitivity. Although Market Risk was out of scope of the 2021 Bank of England Climate Biennial Exploratory Scenario (CBES), the existing Market Risk scenario analysis has been more closely aligned to the CBES scenarios.
Market Risk Climate Scenario Narrative
The scenario is designed to explore a disorderly transition to a low-carbon economy until 2050, assuming insufficient progress in climate policy changes until 2030.
In 2030, the climate policy changes are put in place at speed in order to meet the global climate targets by 2050 which causes global macroeconomic shock and adverse market reaction in 2030, followed by markets recovery in 2031 (no other risk-off episodes until 2050):
•severe and prolonged global recession, elevated risk premium, rise in unemployment and borrowing cost, sharp drop in global demand and in economic activity, housing market slump
•supply disruptions alongside currency weakness and trade war causes sharp increase in inflation. Central Banks attempt to contain rising prices by hiking the Bank Rate by several percentage points. This causes the usual “safe-havens” such as Treasuries, Gilts or Bonds to sell off along with Equity and Credit markets
•the scenario is meant to test the bank’s ability to absorb a large shock by combining Transition and Physical risks.
Stress losses arising from this scenario measure and aggregate climate-related risks, and are calculated quarterly.
Climate Risk Management
The pattern of stress losses arising from the stress scenario is used to estimate and set ongoing limits, consistent with the Board-approved maximum stress loss capacity for Market risk, under which Barclays monitors and controls Market risk arising from climate change. These limits are reviewed on an annual basis and must include consideration of potential portfolio impacts arising from climate-related risks.
Furthermore, climate-related Market risk is managed through ongoing monitoring that is reported through the existing risk committee structures so that key risk indicators are monitored and escalated as required.
Treasury and Capital Risk
Definition
Capital Risk
The risk that the Group has an insufficient level or composition of capital to support its normal business activities and to meet its regulatory capital requirements under normal operating environments or stressed conditions (both actual and as defined for internal planning or regulatory testing purposes).
Pension Risk
The risk that the Group's capital and/or distributable earnings are reduced due to changes in the value of the Group's defined benefit obligations or the assets funding these defined benefit obligations.
Liquidity Risk
The risk that the Group is unable to meet its contractual or contingent obligations or that it does not have the appropriate amount, tenor and composition of funding and liquidity to support its assets.
Interest Rate Risk in the Banking Book (IRRBB)
The risk that the Group is exposed to capital or income volatility because of a mismatch between the interest rate exposures of its (non-traded) assets and liabilities.
Climate Risk Identification
Climate change may lead to additional levels of risk within Treasury & Capital Risk through physical, transition or connected climate risks. Climate related risks within Treasury & Capital Risk are identified as part of the climate risk register preparation. The climate related risks are identified using severe yet plausible climate related scenarios to provide qualitative and/or quantitative impacts on, or in addition to financial risk drivers.
Climate Risk Assessment
Treasury & Capital Risk have focused on building awareness of how the areas within our risk oversight may be impacted by physical, transition and connected risks, and calibration of key indicators for regular reporting and monitoring. The function has continued to build upon our understanding of climate risks, including through Barclays’ participation in CBES and the addition of climate risk elements to internal stress tests.
Capital Risk
Barclays’ capital position is indirectly subject to climate risk through Group-wide exposures across all risk types. Treasury & Capital Risk oversees the bank’s capital management and planning activities and use the output of Group-wide climate stress tests to inform our understanding of how capital management may be impacted. Further consideration to climate risk has also been incorporated into the Group’s ICAAP narrative.
Pension Risk
Pension exposures are subject to climate stresses impacting market conditions. Pension holdings are primarily affected by interest rates, inflation and credit spreads which may be impacted by longer term climate change effects. To identify key areas of focus pension scheme assets have been categorised based on their country and industry risk through the lens of climate change.
Liquidity Risk
Barclays proactively reviews its approach to managing funding and liquidity risks that may arise from certain physical risks such as extreme weather events, or transition risks such as a move to a low-carbon economy. An enhanced risk assessment has been performed during 2022 to explore the potential vulnerabilities to certain industries and asset classes that may be subject to a lack of available liquidity under a climate stress scenario. Additional scenario analysis has been carried out during 2022 to further explore specific climate related liquidity risks. Further consideration to climate risk has also been incorporated into the Group’s ILAAP.
Interest Rate Risk in the Banking Book (IRRBB)
Fair value positions such as those within the Liquid Asset Buffer are exposed to

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	210

Principal risk management (continued)
general market conditions which could deteriorate under longer term climate stress. Physical or transition risks may lead to government fiscal responses that would impact market volatility. Building on analysis from 2021 exercises, updates have been made to climate related categorisation of investments and subsequent stress methodologies specific to climate risk reporting.
Fair value private equity positions managed by the Principal Investments team are most likely to be impacted by stresses to energy markets and carbon transition changes. The future investment strategy of the team and long-term revenue of these investments may be influenced by changing climate and legislative conditions. In line with Barclays’ strategy, the team has continued to increase exposure to new initiatives through the Sustainable Impact Capital programme. At the same time the divestment of legacy natural resource investments has accelerated and total exposure to the Oil & Gas sector has significantly decreased.
Accrual Banking Book Net Interest Income may be moderately impacted by climate change through both physical and transition risks. Such risks could materialise through impact on deposit levels and lead to potential changes in composition and performance of asset portfolios, pricing and changes to longer term interest rate risk management strategies. In 2021, an assessment was completed focusing on the economic impact of potential forced unwind of structural hedges on the deposit base as a result of significant outflows triggered by concerns about Barclays’ climate change credentials.
Climate Risk Management
Insights on climate-related risks and potential impacts are incorporated as appropriate to inform the setting of relevant key indicators and risk limits, which are overseen by the Treasury and Capital Risk Committee on a quarterly basis. Barclays’ assessment of capital and liquidity requirements factors in climate considerations as part of Barclays annual ICAAP and ILAAP submissions.
Operational Risk
Definition
The risk of loss to the Group from inadequate or failed processes, systems, human factors or due to external events (for example, extreme weather events) where the root cause is not due to credit or market risks.
Climate Risk Identification
From a climate risk perspective, Barclays is exposed to climate change risks in its operations, either directly or via the operations of its suppliers. This exposure is predominantly related to physical risks such as extreme weather events (e.g. cyclones, hurricanes and floods), along with longer-term changes in weather patterns (e.g. increased mean temperatures, sea levels, changing rain patterns, water stress/scarcity or drought conditions).
The Operational Risk Framework includes risks that are associated with climate change as well as the activities required to identify, measure and manage these risks as part of the operational risk profile. Operational Risk maintains a taxonomy of operational risks on behalf of the Group, which includes the operational risks across Principal Risks (e.g. Conduct risk, Legal risk, Model risk) as well as operational failures associated with the financial Principal Risks (Credit, Market, Treasury and Capital).
The Operational Risk Taxonomy forms part of the Operational Risk Framework. This framework is reviewed and updated, where appropriate, on an annual basis. As physical risk events related to extreme weather events could impact Barclays’ operational capabilities, climate change is already integrated into the Operational Risk Framework. The risks categories most likely to be impacted by physical risks are Premises Risk and Operational Recovery Planning.
Premises Risk
Ensures that operational risk requirements are understood, monitored and mitigated appropriately, and are managed to ensure compliance with relevant legal and regulatory requirements, including any required authorisations, permissions and licenses. Premises risk is managed under the Group Property Policy and Standards, which outline Barclays’ approach to addressing environmental risks with respect to the availability of operational premises. This Policy defines a low tolerance threshold for premises unavailability which covers the risk of the physical impacts of climate change, and aims to ensure that Barclays’ premises do not become unavailable and/or do not affect at least one Barclays product/service for a sustained period of time. Additionally, any potential strategic site’s exposure to extreme weather events is considered. Similarly, this Policy defines no tolerance for failures in Barclays Premises that result, or are likely to result, in harm to the environment.
Operational Recovery Planning
An integral part of the firm’s approach to Operational Resilience. The purpose is to enable Barclays to minimise the impact of disruption when it occurs, which could be caused by climate related events. Barclays maintains and annually reviews recovery plans and capabilities.
Climate Risk Assessment
Operational Risk continues to identify, manage and measure climate risk as part of the existing operational risk profile through its business as usual activities. These activities include working with Premises and Operational Recovery Planning Horizontal Owners to identify and respond to any new emerging climate risk related impacts or regulatory requirements, and consideration of changes to approach or taxonomy in line with regulatory requirements. We continue to explore different approaches to provide a quantification assessment, albeit challenges for quantification relating to the lack of appropriately granular, business-relevant data and tools remain. Quantifying operational risk through existing structured scenarios would allow us to better examine and size the potential incremental impact arising from climate risks. However, the challenge of determining scenarios that are business orientated, sourcing available and relevant information to support the effort, and connecting the given scenario to the idiosyncrasies of operational risk, remains a factor under consideration.
In 2022, a third party organisation conducted a climate risk assessment on our mission critical buildings and data centres. The results of the analysis identified risks and opportunities. These included physical and transition risks such as flooding and market risks and opportunities such as embedding energy and material efficiency and installing low carbon heating and cooling technologies. Furthermore, the assessment identified the potential average annual loss (AAL) to our operational portfolio following different climate scenarios. In a low emissions scenario, it was estimated we have an AAL of £40 million and in a high emissions scenario it was estimated we could experience an AAL of £60 million. These findings will inform our risk management and decision-making process.
Additionally, Barclays has a portfolio of structured scenarios that are assessed for Group and certain Legal Entities, for which Operational Risk coordinates the process. These scenarios map to the risk taxonomy and cover a range of risks where climate

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	211

Principal risk management (continued)
implications could be an incremental factor. The potential effect of climate change has been considered qualitatively in the latest scenario assessment cycle, where climate has been found not to be an immediate factor impacting most scenarios, although greenwashing at product level, and disclosures about our green credentials, are two topical areas subject to further.
Climate Risk Management
The Group Property Standard outlines Barclays’ approach to addressing climate risks with respect to the availability of operational premises. Additionally, exposure to extreme weather events is considered during the design or refurbishment of new and existing strategic sites.
The Operational Recovery Planning standards outline Barclays’ requirements to anticipate, prevent, adapt, respond to, recover and learn from internal or external disruption. Our focus is on continuing to deliver Important Business Services to customers and clients, and minimise any impact on the wider financial system, in the event of operational disruption. The Operational Recovery Planning risk from climate change is expected to manifest through premises and supplier risk in the first instance, and if this leads to operational disruption, our operational recovery planning framework would help mitigate the impacts through invocation of crisis management, and response and recovery plans. Our approach to Operational Recovery Planning evolves in response to the changing threat landscape, and this will include consideration of climate change and its associated impacts.
Barclays deploys and validates appropriate recovery strategies for its critical processes, including the ability to transfer processing to alternative locations or premises. In addition to maintaining response plans in the event of a third party disruption, for our third party service providers Operational Recovery Planning requirements are articulated through our Supplier Control Obligations (SCOs). Each third party service provider is required to attest to their compliance with the SCOs on an annual basis and further assurance is undertaken on a risk-based approach.
Management, reporting and oversight is in place to monitor internal and external risk events that may be attributable to climate change. Operational Risk continues to identify, manage and measure climate change risks as part of the existing operational risk profile through business as usual activities.
This includes working with Premises and Operational Recovery Planning Horizontal Owners to identify and respond to any new emerging climate change related impacts or regulatory requirements, and consideration of changes to approach or taxonomy in line with regulatory requirements.
Reputation Risk
Definition
Reputation risk is the risk that an action, transaction, investment, event, decision or business relationship will reduce trust in the Group’s integrity and/or competence. Barclays is linked to clients across a wide range of sectors and geographies, including those that have the potential to cause or contribute to significant adverse impacts on the climate.
Climate Risk Management
Environmental and social risks are governed and managed through our ERMF, setting our strategic approach for risk management by defining standards, objectives and responsibilities for all areas of Barclays. The ERMF is complemented by a number of other frameworks, policies and standards, all of which are aligned to individual Principal Risks.
Our assessment of environmental and social risks not only helps safeguard our reputation, which supports longevity of the business but also enhances our ability to serve our clients and support them in improving their own sustainability practices and disclosures. Our approach to identification, assessment/escalation and monitoring can be located within the Managing Impact section of this report (from page 1) while the oversight and management of climate-related issues are embedded with the Barclays governance framework (from page 1).
Credit risk management (audited)
The risk of loss to the Group from the failure of clients, customers or counterparties, including sovereigns, to fully honour their obligations to the Group, including the whole and timely payment of principal, interest, collateral and other receivables.

Overview
The credit risk that the Group faces arises from wholesale and retail loans and advances together with the counterparty credit risk arising from derivative contracts with clients; trading activities, including: debt securities, settlement balances with market counterparties, fair value through other comprehensive income (FVOCI) assets and reverse repurchase loans.
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

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	212

Principal risk management (continued)
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

+	Detailed policies are in place to appropriately recognise and record credit risk mitigation. For more information, refer to pages 118 to 120 of the Barclays PLC Pillar 3 Report 2022 (unaudited).

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
ii) ECL is estimated in line with internal policy requirements using models which are validated by a qualified independent party to the model development area, the Independent Validation Unit (IVU), before first use and on a regular basis, at a minimum every three years. Each model is designated an owner who is responsible for:
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

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	213

Principal risk management (continued)
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
The Market Risk Committee (MRC) reviews and makes recommendations concerning the group-wide market risk profile. This includes overseeing the operation of the Market Risk Framework and associated policies and standards, monitoring market and regulatory changes, and reviewing limit utilisation levels. The committee is chaired by the PR Lead and attendees include the business heads of market risk and business aligned market risk managers.
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
For more information on market risk management, refer to the Barclays PLC Pillar 3 Report 2022 (unaudited).
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

+	See the market risk performance section for a review of management VaR.
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
The Treasury function manages treasury and capital risk exposure on a day-to-day basis with the Group Treasury Committee acting as the principal management body. The Treasury and Capital Risk function is responsible for oversight and provides insight into key capital, liquidity, interest rate risk in the banking book (IRRBB) and pension risk management activities.

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	214

Principal risk management (continued)
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
The framework established by Treasury and Capital Risk is designed to deliver the appropriate term and structure of funding, consistent with the liquidity risk appetite set by the Board. The framework incorporates a range of ongoing business management tools to monitor, limit and stress test the Group’s balance sheet, contingent liabilities and the recovery plan. Limit setting and transfer pricing are tools designed to control the level of liquidity risk taken and drive the appropriate mix of funds. Adherence to limits reduces the likelihood that a liquidity stress event could lead to an inability to meet Group’s obligations as they fall due.
The Board approves the Group funding plan, internal stress tests, regulatory stress test results, recovery plan and liquidity risk appetite. The Group Treasury Committee is responsible for monitoring and managing liquidity risk in line with the Group’s funding management objectives, funding plan and risk appetite. The Treasury and Capital Risk Committee monitors and reviews the liquidity risk profile and control environment, providing second line oversight of the management of liquidity risk. The BRC reviews the risk profile, and reviews liquidity risk appetite at least annually and the impact of stress scenarios on the Group funding plan/forecast in order to agree the Group’s projected funding abilities.
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
Local management assures compliance with an entity’s minimum regulatory capital requirements by reporting to local Asset and Liability Committees (ALCOs) with oversight by the Group Treasury Committee, as required. In 2022, Barclays complied with all regulatory minimum capital requirements.
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
•Customer behavioural risk: the risk that net interest income could be adversely impacted by the discretion that customers and counterparties may have in respect of being able to vary from their contractual obligations with Barclays. This risk is often referred to by industry regulators as ‘embedded option risk’.
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

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	215

Principal risk management (continued)
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
Organisation, roles and responsibilities
The Group has a dedicated Model Risk Management (MRM) function that consists of five teams: (i) Independent Validation Unit (IVU), responsible for model validation and approval; (ii) Group Model Risk Governance , responsible for model risk governance, controls and reporting, as well as providing oversight for compliance of the Model Owner community with the Model Risk Framework; (iii) Framework team, responsible for the Model Risk Policy and associated standards; (iv) Strategy and Transformation, responsible for inventory, strategy, communications and business management; and v) Model Risk Measurement and Quantification (MRMQ), responsible for the design of the framework and methodology to measure and, where possible, quantify model risk. It is also responsible for the strategic Validation Centre of Excellence (VCoE), which is an independent quality assurance function within MRM with the mandate to review and challenge validation outcomes.
The Model Risk Framework consists of the Model Risk Policy and standards. The policy prescribes Group-wide, end-to-end requirements for the identification, measurement and management of model risk, covering model documentation, development, monitoring, annual review, independent validation and approval, change and reporting processes. The policy is supported by global standards covering model inventory, documentation, validation, testing and monitoring, overlays, risk appetite, and stress testing challenger models.
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
Operational risk categories
Operational risks are grouped into risk categories to support effective risk management, measurement and reporting. These comprise: Data Management Risk; Financial Reporting Risk; Fraud Risk; Information Security Risk; Operational Recovery Planning Risk; Payments Process Risk; People Risk; Premises Risk; Physical Security Risk; Change Delivery Management Risk; Supplier Risk; Tax Risk; Technology Risk; and Transaction Operations Risk.
In addition to the above, operational risk encompasses risks associated with

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	216

Principal risk management (continued)
compliance with Group Resolution Planning Prudential regulatory requirements.
Connected risks
Barclays also recognises that there are certain threats/risk drivers which are interconnected and have the potential to impact the Group’s strategic objectives. These are referred to as Connected Risks and require an overarching and integrated risk management and/or reporting approach. The Group’s Connected Risks include Cyber, Data, Resilience and Third-Party Service Providers.

+	For definitions of the Group’s Operational Risk Categories and connected risks, refer to the management of operational risk section in the Barclays PLC Pillar 3 Report 2022.

Conduct Risk management
The risk of poor outcomes for, or harm to, customers, clients and markets, arising from the delivery of the Group’s products and services.
Overview
The Group defines, manages and mitigates conduct risk with the objective of providing good customer and client outcomes and protecting market integrity.
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
Compliance as an independent second line function oversees that conduct risks are effectively identified, managed, monitored and escalated, and has a key role in helping Barclays achieve the right conduct outcomes and evolve a conduct-focused culture.
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
Conduct
By effectively managing Conduct risks, we can continue to strengthen the culture of Barclays.
Culture and conduct
We believe the stronger our culture, the better the choices our people will make; and the stronger our business will be for all our stakeholders. While our culture helps us reduce the impact of poor conduct on our customers, we also do not intend to repeat the errors of the past.
Our most senior leaders spend significant time setting the right tone at Barclays and our Purpose and Values are now deeply embedded in their messages. The Barclays Way sets out the standards and behaviour all employees must demonstrate and guides the execution of our business. We also strengthen our culture with clear and effective controls. We continue investing to enhance our controls to support our commitment to conducting all activities with integrity.

+	For details of the Board's role in embedding our Culture, Purpose, Values and Mindset, please refer to page 66 of the Directors' Report.

The Barclays Mindset
Our Mindset acts as an operating manual for how to get things done at Barclays. It focuses on three key elements that are core to our success – Empower, Challenge and Drive. Our research shows that when we demonstrate behaviours aligned to these three elements, outcomes are better, colleagues are more engaged and they are more likely to stay longer to build their career at Barclays.

Managing Conduct risks
See page 96 in the Directors' report in addition to pages 201 and 289 in the risk review section for more information on how the Group defines, manages and mitigates Conduct risks.
Product design and review risk
It is important that the design of our products and services meets the needs of clients, customers, markets as well as being aligned with Barclays' policies. We do this by operating two processes, which together form our product design and review risk framework.
We have a process that supports the Group in the approval and implementation of New and Amended Products and Approval process (known as the NAPA Process, set out in the Barclays NAPA Policy and Standards).
This process outlines the requirements and risk assessment standards that must be met to help ensure that new and amended products and services are appropriately designed prior to their launch.
In addition we have a complementary process that reviews the existing portfolio of products and services throughout their lifecycle (known as the Product Review Process, set out in the Barclays Product Review Policy and Standard). This process considers information about the performance and operation of the product or service through a conduct lens.
Wherever a product or service is found to be outside appetite, the product or service owner must seek to ensure actions are taken to address it. These actions are validated by functional areas, including Legal and Compliance.
Areas of Barclays that undertake Investment activity also operate additional product governance processes and controls, reflecting the higher risk of these more complex products and the importance of products and services meeting the needs of our Clients.

+
The BPLC, BBPLC and BBUKPLC Board Risk Committees review, on behalf of their respective Boards, the management of Conduct risk and the Conduct risk profile for their respective entities.
Please refer to the report of the BPLC Board Risk Committee on pages 202 to 203 and the reports of the BBPLC and BBUKPLC Board Risk Committees within the BBPLC and BBUKPLC 2021 Annual Reports available at home.barclays/investor-relations/reports-and-events/annual-reports/ for more information.

Customer communications
It is important that our engagement with our customers is open and honest and that we treat them fairly to avoid foreseeable harm and to make sure they are not exploited or misled. Barclays continues to take steps to ensure that our customers’ needs and priorities are understood before making recommendations and that the communications we provide allow informed decisions to be made. We work to achieve this through a number of controls which focus on ensuring our customers receive clear information in order to understand the risks and benefits of the products we offer. For example:
•communications are sufficient, targeted and distributed to recipients whom

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	217

Principal risk management (continued)
Barclays knows or reasonably believes may stand to benefit from the communication, and are communicated in a manner and style that will be understood by the average recipient (or likely recipient),
•communications are withdrawn from further circulation when they are no longer accurate or fit for purpose, and
•customers do not receive inadequate advice, misleading information, unsuitable products or unacceptable service.
Our processes include a review of relevant communications which are supported by the Compliance, Privacy and Legal functions to help ensure we meet both internal customer engagement standards and we are compliant with external regulations. Furthermore annual mandatory training is completed by marketing colleagues. The training covers key customer and brand standards along with the role and key policies set by external regulators e.g. regulatory requirements may require communications to be provided that are accessible to customers, or provide customers with the option to 'opt out'.
Remediation and redress
Barclays recognises that customer detriment may occur as a result of our error, actions or inactions, and that we must undertake appropriate activity designed to ensure our customers are put back in the position they would have been in had the issue not occurred.
Remediation can be proactive, where we have identified the issue ourselves (for example through identifying a pattern in customer complaints), or reactive, where identified by a third party such as a regulator of Barclays.
Where it is appropriate, Barclays works to ensure the operation of consistent principles for remediation which includes timely notification to the relevant regulatory bodies.
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
Barclays Bank Group and Barclays Bank UK Group are required to operate within established reputation risk appetite, and their component businesses prepare reports highlighting their most significant current and potential reputation risks and issues and how they are being managed. These reports are a key internal source of information for the quarterly reputation risk reports which are prepared for Barclays Group ExCo and reviewed by the Group Board twice-yearly.
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
Overview
The Group has no tolerance for wilful breaches of laws, regulations or other legal obligations. However, the multitude of laws and regulations across the globe are highly dynamic and their application to particular circumstances is often unclear. This results in a high level of inherent legal risk which the Group seeks to mitigate through the operation of a Group-wide legal risk management framework, which requires identification of legal risks by legal professionals, engagement of legal professionals in situations that have the potential for legal risk, and escalation of legal risk as necessary. Notwithstanding these mitigating actions, the Group operates with a level of residual legal risk, for which the Group has limited tolerance.
Organisation, roles and responsibilities
The Group's businesses and functions have responsibility for identifying and escalating to the Legal Function legal risk in their area, as well as responsibility for adherence to control requirements.
The Legal Function organisation and coverage model aligns legal expertise to businesses, functions, products, activities and geographic locations so that the Group receives legal advice and support from appropriate legal professionals, working in partnership proactively to identify, manage and escalate legal risks as necessary.
The senior management of the Legal Function oversees, challenges and monitors the legal risk profile and effectiveness of the legal risk control environment across the Group. The Legal Function does not sit in any of the three lines of defence but supports them all. Except in relation to the legal advice it provides or procures, the Legal Function is subject to oversight from the second line of defence.
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

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	218

Risk performance - Climate risk
Climate risk performance
The impact on Financial and Operational Risks arising from climate change through, physical risks, risks associated with transitioning to a lower carbon economy and connected risks arising as a result of second order impacts of these two drivers on portfolios. risks arising from the second order impacts of these two drivers on portfolios. As part of climate risk performance, we monitor carbon-related assets and elevated risk sectors, which are identified as portfolios with 'elevated' exposure to the physical and transition risks of climate change.
Carbon-related assets
We disclose concentrations of credit exposure to carbon-related assets. The TCFD recommends that carbon-related assets are those assets tied to the energy, transportation, materials and buildings and agriculture, food and forest products sectors. All of the sectors that the TCFD now considers to be carbon-related assets include the sectors that Barclays considers at elevated risk from the impacts of climate change. These can be found in the table on the following page.
Elevated risk sectors
Credit exposures
Barclays is working to understand the risks associated with sectors sensitive to the impacts from climate change. Disclosing risk management metrics and quantitative credit exposures supports this approach and our ongoing alignment with the TCFD recommendations. The sectors highlighted blue in the table represent those that the Group considers at an elevated risk from the impacts of climate change. However, in each sector there will exist a range of vulnerabilities and as such these figures do not represent elevated carbon emission exposures and should not be interpreted as an indicator of relative carbon intensity. These sectors have been identified through an analysis of Barclays Industrial Classifications by portfolio and benchmarked against external sources, with additional input from subject matter experts.
UK Retail Mortgages
For 2022, UK Mortgage assets have been included in the table below. Mortgages do not meet the TCFD definition of a carbon-related asset. However, Mortgages are considered carbon-related, and have been covered as part of our work to assess the financed emissions across our portfolio and measure the baseline emissions that we finance across sectors.

Elevated risk sector	Drivers of risk
Aviation	More stringent air emission and carbon regulations, requiring high levels of capital investment and Research & Development (R&D) expenditure.
Automotive	Policy pressure to cut emissions to meet emission requirements, requiring high levels of capital investment and R&D expenditure. Phase out of fossil fuel vehicles and introduction of low emission zones in city centres.
Cement	Being one of the hard to abate sectors, policy pressure to cut emissions requires high levels of capital investment and R&D expenditure.
Coal Mining and Coal Terminals	Reduction in demand of thermal coal, as utilities transition away from fossil fuel. More stringent air emissions regulation, resulting in higher levels of capital investment.
Chemicals	Increasing environmental regulation, including carbon regulations. The increasing efforts to eliminate single-use plastics and improve recycling to prevent marine pollution could also impact demand for products used in plastic manufacture.
Mining (including diversified miners)	Rising costs as a result of tighter environmental regulations and increasing water stress.
Oil and Gas	Policy pressure to cut emissions, exposure to carbon taxes and overall increasing environmental regulation of operations and restrictions on access to new resources. Over time, falling demand for fossil fuels
Power Utilities	Policy pressure to cut emissions, leading to increased capital expenditure costs, plus potential exposure to carbon taxes.
Agriculture	Evolving taxation on emissions may impact production methods, supply chain and farm viability. Reduced demand for meat and dairy as a consequence of shifts in consumer behaviour. Volatile weather conditions and extreme weather events may impact farm credit quality.
Shipping	Policy pressure to cut emissions, requiring higher levels of capital investment.
Steel	Being an energy-intensive sector, the sector is exposed to the policy pressure to cut emissions and evolving air pollution regulation
Road Haulage	Policy pressure to cut emissions, requiring high levels of capital investment.

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	219

Risk performance - Climate risk (continued)

Carbon-related assets (Incl. sub-sector breakdown)
	2022 £m			2021 £m			% Change
	Loans & advances	Loan commitments	Total	Loans & advances	Loan commitments	Total
Agriculture, Food and Forest Products	5,639	9,425	15,064	5,718	9,489	15,207	(1%)
Agriculture	3,765	894	4,659	4,081	1,111	5,192
Food, Bev and Tobacco	1,669	7,886	9,555	1,428	7,497	8,925
Paper and Forest Products	205	645	850	209	881	1,090
Energy	5,233	26,578	31,811	3,558	24,352	27,910	14%
Coal Mining and Coal Terminals	0	0	0	0	45	45
Oil and Gas	2,752	12,608	15,360	2,365	12,477	14,842
Power Utilities	2,481	13,970	16,451	1,193	11,830	13,023
Materials and Building	31,610	36,295	67,905	29,945	33,336	63,281	7%
Cement	222	160	382	37	353	390
Chemicals	584	4,377	4,961	498	4,227	4,725
Construction and Materials	1,574	2,128	3,702	1,416	1,989	3,405
Homebuilding and Property Development	3,513	2,121	5,634	4,014	2,066	6,080
Manufacturing	3,406	13,110	16,516	3,326	12,141	15,467
Metals	327	656	983	247	553	800
Mining (Incl. diversified miners)	201	2,262	2,463	152	1,769	1,921
Packaging Manufacturers: Metal, Glass and Plastics	95	314	409	85	288	373
Real Estate Management and Development	21,648	10,983	32,631	20,135	9,723	29,858
Steel	40	184	224	35	227	262
Transport	2,937	10,123	13,060	3,211	9,129	12,340	6%
Automotive	968	5,493	6,461	879	5,133	6,012
Aviation	465	2,221	2,686	553	1,663	2,216
Other Transport Services	647	1,170	1,817	622	1,181	1,803
Ports	95	87	182	99	115	214
Road Haulage	453	429	882	671	419	1,090
Shipping	309	723	1,032	387	618	1,005
Carbon-related assets in UK Retail Mortgages	162,263	12,103	174,366	158,113	11,315	169,428	3%
Subtotal (Elevated risk sectors)	12,240	43,321	55,561	10,851	39,872	50,723	10%
Carbon-related Assets Grand Total	207,682	94,524	302,206	200,545	87,621	288,166	5%

Total Loans & Advances & Loan Commitments	398,779	395,508	794,287	361,451	345,711	707,162	12%

Carbon-related assets / Total Loans & Advances & Loan Commitments	52%	24%	38%	55%	25%	41%
Notes:
The scope has been widened to 1) include UK Retail Mortgages (£169bn increase in reported exposure) and 2) include all Barclays entities as opposed to just material entities (£15bn increase in reported exposure, predominantly driven by ESHLA loans in BBUKPLC) in 2021. The prior year comparatives have been represented, in line with the expanded scope.
The carbon-related assets classification excluded £5.9bn of Fronting Stand By Letter of Credits (SBLCs) that are part of Total loans & advances commitments, since these amounts are counter-indemnified by other lenders.

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	220

Risk performance - Climate risk (continued)
Financing
To facilitate greater understanding and transparency of our capital markets financing, we disclose the total capital raised for clients across all sectors using data sourced from Dealogic. We have provided the breakdown of our 2021 and 2022 financing below. Barclays discloses the total capital raised for clients across all sectors using data sourced from Dealogic. We then align each transaction by issuer to a sector according to the Barclays Industry Classification (BIC) we apply to that issuer. BIC is Barclays' internal sector classification system. The industry sector categories are designated by Dealogic General and Specific Industry Group classifications. Financing volumes are reported on a manager-proceeds basis including bonds, equities, loans and securitised bonds and no modifications have been made by Barclays. This data represents a third party view of our financing and is subject to Dealogic’s league table methodology, which pro-rates volume across lead-managers. We are presenting the data in this format to support transparency and comparability but it should be noted that this data is subject to further analysis and methodological enhancements, before it is included in BlueTrack™.

Carbon-related sectors in wholesale credit (Dealogic Industry Classification)
	31.12.2022 ($m)	31.12.2021 ($m)	% Change (2022 vs. 2021)
Agriculture, Food and Forest Products	9,486	18,416	(48)%
Agriculture	-	382
Food, Bev and Tobacco	8,609	14,997
Paper and Forest Products	877	3,037
Energy	43,042	39,294	10%
Coal Mining and Coal Terminals	-	-
Oil and Gas	9,747	12,558
Power Utilities	33,295	26,736
Materials and Building	33,750	63,473	(47)%
Cement	200	-
Chemicals	2,800	4,876
Construction and Materials	3,006	3,181
Homebuilding and Property Development	760	976
Manufacturing	14,062	28,482
Metals	744	1,130
Mining (Incl. diversified miners)	436	2,515
Packaging Manufacturers: Metal, Glass and Plastics	33	932
Real Estate Management and Development	11,271	20,860
Steel	438	521
Transport	9,904	23,559	(58)%
Automotive	3,865	9,961
Aviation	2,132	6,221
Other Transport Services	2,648	3,947
Ports	-	124
Road Haulage	-	1,062
Shipping	1,259	2,244
Carbon-related assets in UK Retail Mortgages	-	-	-
Carbon-related Sectors Grand Total	96,182	144,742	(34)%

Capital Market Financing Total	374,899	549,118	(32)%

Financing to Carbon-related Sector over Total Capital Market Financing	26%	26%

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	221

Risk performance - Climate risk (continued)
Subsidence: Total Volume of stock (as % of total UK Mortgage book) per risk band
Subsidence is driven by the interplay of precipitation, temperature and soil type factors, which result in volumetric changes to the soil. Increased volatility in weather conditions, as a result of climate change, contributes to the acceleration of subsidence impacts. Some areas, particularly those with high concentrations of clay soil (i.e. London), are more susceptible to subsidence. This shrink-swell impact can cause localised property level impacts, resulting in impacts to the valuation of a property, or impacts to affordability through remediation costs and high insurance premiums.
In 2022 Barclays on-boarded a third party to support climate risk data enhancements within the UK Mortgages portfolio, which included the ability to map the UK Mortgage portfolio to subsidence risk bands based on the near surface subsidence hazard level. The scoring is based on soil properties, in particular the extent to which the soil will shrink under hot and dry weather conditions, as well as the predicted temperature and probability of extreme rainfall. These variables are combined with subsidence claims per postcode to generate a pseudo-quantitative score, where a property in class 10 is around ten times as likely as a property in class 1 to make a subsidence claim.

As at 30 September 2022

Risk Band	Volume %
1	9.5%
2	35.3%
3	23.0%
4	4.6%
5	4.6%
6	3.3%
7	2.4%
8	0.0%
9	0.2%
10	9.9%
Missing	7.0%

Flood: Total Volume of stock (as % of total UK Mortgage book) per risk band
Flooding in the UK is forecast to increase over time, with the potential for this increase to accelerate if greenhouse gas emissions are not reduced. The increased risk of flooding has the potential to impact the valuation of properties directly, as well as indirectly where a particular area becomes high risk and property demand falls. Remediation costs, high insurance premiums or potential lack of insurance coverage have the potential to impact affordability. Flooding in the UK is forecast to increase over time, with the potential for this increase to accelerate if greenhouse gas emissions are not reduced. The increased risk of flooding has the potential to impact the valuation of properties directly, as well as indirectly where a particular area becomes high risk and property demand falls. Remediation costs, high insurance premiums or potential lack of insurance coverage have the potential to impact affordability.
In 2022, Barclays on-boarded a third party to support climate risk data enhancements within the UK Mortgages portfolio, this resulted in improvements in granularity, moving from postcode level to property level flood data. Flood Risk bands are based on average annual loss, generated using flood hazard frequency and flood depth from tidal, surface, pluvial and fluvial flooding and accounting for the mitigating impact of flood defences where these are present. Properties in the Moderate and High Risk bands are expected to face above average insurance costs given their elevated exposure to flood risk. Those within the Very High band are considered likely to cede to Flood Re.

As at 30 September 2022

Risk Band	Volume %
Negligible	78.8%
Very Low	8.0%
Low	2.0%
Moderate	1.8%
High	2.8%
Very High	1.3%
Missing	5.4%

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	222

Risk performance - Credit risk
Credit risk
Credit risk: summary of contents

		Page
Credit risk represents a significant risk and mainly arises from exposure to wholesale and retail loans and advances together with the counterparty credit risk arising from derivative contracts entered into with clients.	Credit risk overview and summary of performance	223
	Maximum exposure and effects of netting, collateral and risk transfer	224
This section outlines the expected credit loss allowances, the movements in allowances during the period, material management adjustments to model output and measurement uncertainty and sensitivity analysis.	Expected Credit Losses	226
	–Loans and advances at amortised cost by stage	226
	–Loans and advances at amortised cost by product	228
	–Movement in gross exposure and impairment allowance for loans and advances at amortised cost	230
	–Stage 2 decomposition	235
	–Stage 3 decomposition	236
	Management adjustments to models for impairment	237
	Measurement uncertainty and sensitivity analysis	239
The Group reviews and monitors risk concentrations in a variety of ways. This section outlines performance against key concentration risks.	Analysis of the concentration of credit risk	248
	–Geographic concentrations	248
	–Industry concentrations	248
	Approach to management and representation of credit quality	250
	–Asset credit quality	250
	–Debt securities	250
	–Balance sheet credit quality	251
	–Credit exposures by internal PD grade	253
Credit risk monitors exposure performance across a range of significant portfolios.	Analysis of specific portfolios and asset types	255
	–Secured home loans	255
	–Credit cards, unsecured loans and other retail lending	257
	–Government supported loans	258
The Group monitors exposures to assets where there is a heightened likelihood of default and assets where an actual default has occurred. From time to time, suspension of certain aspects of client credit agreements are agreed, generally during temporary periods of financial difficulties where the Group is confident that the client will be able to remedy the suspension. This section outlines the current exposure to assets with this treatment.	Forbearance	259
	–Retail forbearance programmes	260
	–Wholesale forbearance programmes	261

This section provides an analysis of credit risk on debt securities and derivatives.	Analysis of debt securities	261
	Analysis of derivatives	262

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	223

Risk performance - Credit risk (continued)
Credit risk
All disclosures in this section are unaudited unless otherwise stated.
Overview
Credit risk represents a significant risk to the Group and mainly arises from exposure to wholesale and retail loans and advances together with the counterparty credit risk arising from derivative contracts entered with clients.
Credit risk disclosures include many of the recommendations of the Taskforce on Disclosures about Expected Credit Losses (DECL) and it is expected that relevant disclosures will continue to be developed in future periods.
Credit risk disclosures exclude other financial assets not subject to credit risk, mainly equity securities. For off-balance sheet exposures certain contingent liabilities not subject to credit risk such as performance guarantees are excluded.
Summary of performance in the period
Loans
Gross loans and advances at amortised cost to customers and banks have increased by £37bn compared to £367bn in 2021. This includes £14bn increase in debt securities driven by Treasury investments. Of the remaining growth, £21bn is attributable to strong lending activity in investment banking and home loans. Further, £9bn in credit cards and unsecured lending is driven by increased customer spending and strategic acquisitions.
Maximum exposure
The Group’s net exposure to credit risk increased 13% to £1,033bn (2021: £912bn) which is mainly driven by increase in off-balance sheet loan commitments (£53bn), cash collateral and settlement balances (£20bn), cash held at central banks (£18bn) and debt securities issued by governments (£13bn), all of which are considered to be lower risk. Overall, the extent to which the Group held mitigation against its total exposure remained stable at 44% (2021: 44%).

Credit quality
A gradual increase in delinquencies has been observed driven by resumption of more regular spend activity in retail. A range of activities are in progress to protect our existing defensive positioning against the current macroeconomic headwinds.
Gross exposures for government supported loan schemes stands at £8bn as at 2022 (2021: £11.4bn).
In wholesale, loans to high-risk sectors as well as the broader portfolio benefited from high-quality exposure and credit protection.

+	Further analysis on the credit quality of assets is presented in the approach to management and representation of credit quality section.

Stage Decomposition
A net increase of £5.6bn is observed in Stage 2 gross exposures driven by a weaker macroeconomic forecast in wholesale lending (£4.5bn) and normalisation of PDs in retail lending (£1.1bn), predominantly credit cards.
Stage 3 balances have decreased by £0.2bn to £7.1bn compared to 2021 primarily driven by write-offs partially offset by delinquencies in retail unsecured lending.

+	Refer to pages 235 to 236 for further details.
Scenario
During the year, the economic risk from the COVID-19 pandemic has receded; however, economic uncertainty linked to high inflation in major economies and heightened geopolitical tensions persists. For Q422, macroeconomic scenarios have been refreshed and are designed around a broad range of economic outcomes. The Downside 2 scenario has been updated with reference to the most recent BoE Annual Cyclical Scenarios (ACS) stress test. This has resulted in a movement in weights from the upside scenarios to the downside scenarios.
ECL
Impairment allowances on loans and advances at amortised cost including off-balance sheet has decreased to £6,175m (2021:£6,284m) primarily driven by write-offs. On-balance sheet coverage has reduced to 1.4% (2021: 1.6%) due to movement in portfolio mix towards lower ECL balances, revised recovery expectations and evolving macroeconomic scenarios. Coverage levels remain strong.

Charge
Credit impairment charges were £1,220m (2021: £(653)m release). The charges reflect an updated macroeconomic scenario together with a partial return to more normalised levels of customer behaviour.
Management Adjustments
Macroeconomic uncertainty PMAs at 31 December 2022 amount to £317m (2021: £1,692m). The reduction is informed by the release of COVID-19 related adjustments as credit performance stabilises at or below pre-pandemic levels which is reflected in the models, and a rebuild of certain models to better capture the macroeconomic outlook. Refer to the Management adjustment to models for impairment section on page 237 for further details.

+	Refer to the Management adjustment to models for impairment section on page 237 for further details.

Climate
Whilst there have been no separately identifiable charges relating to climate risk in the 2022 reported ECL, it is acknowledged that impairment could increase over time as risks become more tangible and impact consumers and clients through physical risk or via impacts from the transition to a low carbon economy.

+
Further detail can be found in the Financial statements section in Note 8 Credit impairment charges/(releases). Description of terminology can be found in the glossary, available at home.barclays/annualreport.

+	Refer to credit risk management section for the details of governance, policies and procedures.

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	224

Risk performance - Credit risk (continued)
Maximum exposure and effects of netting, collateral and risk transfer
The following tables present a reconciliation between the Group's maximum exposure and its net exposure to credit risk, reflecting the financial effects of risk mitigation reducing the Group's exposure.
The Group mitigates the credit risk to which it is exposed through netting and set-off, collateral and risk transfer. Further detail on the Group’s policies to each of these forms of credit enhancement is presented on pages 118 to 120 of the Barclays PLC Pillar 3 Report 2022 (unaudited).
Collateral obtained
Where collateral has been obtained in the event of default, the Group does not, ordinarily, use such assets for its own operations and they are usually sold on a timely basis. The carrying value of assets held by the Group as at 31 December 2022, as a result of the enforcement of collateral, was £31m (2021: £22m).

Maximum exposure and effects of netting, collateral and risk transfer (audited)
	Maximum exposure	Netting and set-off	Cash collateral	Non-cash collateral	Risk transfer	Net exposure
As at 31 December 2022	£m	£m	£m	£m	£m	£m
On-balance sheet:
Cash and balances at central banks	256,351	—	—	—	—	256,351
Cash collateral and settlement balances	112,597	—	—	—	—	112,597
Loans and advances at amortised cost:
Home loans	173,770	—	(328)	(173,308)	(98)	36
Credit cards, unsecured loans and other retail lending	50,704	—	(1,220)	(4,161)	(243)	45,080
Wholesale loans	174,305	(4,442)	(660)	(61,335)	(17,367)	90,501
Total loans and advances at amortised cost	398,779	(4,442)	(2,208)	(238,804)	(17,708)	135,617
Of which credit-impaired (Stage 3):
Home loans	2,000	—	(1)	(1,996)	—	3
Credit cards, unsecured loans and other retail lending	844	—	(32)	(323)	(3)	486
Wholesale loans	2,023	—	(6)	(742)	(709)	566
Total credit-impaired loans and advances at amortised cost	4,867	—	(39)	(3,061)	(712)	1,055
Reverse repurchase agreements and other similar secured lending	776	—	—	(776)	—	—
Trading portfolio assets:
Debt securities	55,475	—	—	(530)	—	54,945
Traded loans	13,198	—	—	(250)	(48)	12,900
Total trading portfolio assets	68,673	—	—	(780)	(48)	67,845
Financial assets at fair value through the income statement:
Loans and advances	39,429	—	(17)	(31,544)	(9)	7,859
Debt securities	3,249	—	—	(321)	—	2,928
Reverse repurchase agreements	164,681	—	(3,672)	(160,347)	—	662
Other financial assets	118	—	—	—	—	118
Total financial assets at fair value through the income statement	207,477	—	(3,689)	(192,212)	(9)	11,567
Derivative financial instruments	302,380	(238,337)	(34,547)	(11,434)	(7,275)	10,787
Financial assets at fair value through other comprehensive income	65,054	—	—	(222)	(711)	64,121
Other assets	1,656	—	—	—	—	1,656
Total on-balance sheet	1,413,743	(242,779)	(40,444)	(444,228)	(25,751)	660,541

Off-balance sheet:
Contingent liabilities	24,205	—	(1,295)	(1,596)	(280)	21,034
Loan commitments	395,508	—	(129)	(41,917)	(1,666)	351,796
Total off-balance sheet	419,713	—	(1,424)	(43,513)	(1,946)	372,830

Total	1,833,456	(242,779)	(41,868)	(487,741)	(27,697)	1,033,371
Off-balance sheet exposures are shown gross of provisions of £583m (2021: £542m). See Note 25 for further details. In addition to the above, the Group holds forward starting reverse repos with notional contract amounts of £48.4bn (2021: £39.3bn). These balances are     fully collateralised. Wholesale loans and advances at amortised cost include £8bn (2021: £11.4bn) of BBLS, CBILS and CLBILS supported by UK government guarantees of £7.6bn (2021: £11bn), which are included within the Risk transfer column in the table. For further information on credit risk mitigation techniques, refer to the Credit risk management section.

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	225

Risk performance - Credit risk (continued)

Maximum exposure and effects of netting, collateral and risk transfer (audited)
	Maximum exposure	Netting and set-off	Cash collateral	Non-cash collateral	Risk transfer	Net exposure
As at 31 December 2021	£m	£m	£m	£m	£m	£m
On-balance sheet:
Cash and balances at central banks	238,574	—	—	—	—	238,574
Cash collateral and settlement balances	92,542	—	—	—	—	92,542
Loans and advances at amortised cost:
Home loans	169,205	—	(339)	(168,627)	(146)	93
Credit cards, unsecured loans and other retail lending	41,793	—	(1,050)	(4,560)	(252)	35,931
Wholesale loans	150,453	(5,001)	(128)	(42,691)	(23,104)	79,529
Total loans and advances at amortised cost	361,451	(5,001)	(1,517)	(215,878)	(23,502)	115,553
Of which credit-impaired (Stage 3):
Home loans	1,725	—	(11)	(1,714)	—	—
Credit cards, unsecured loans and other retail lending	828	—	(29)	(229)	(3)	567
Wholesale loans	2,161	—	(1)	(717)	(765)	678
Total credit-impaired loans and advances at amortised cost	4,714	—	(41)	(2,660)	(768)	1,245
Reverse repurchase agreements and other similar secured lending	3,227	—	—	(3,227)	—	—
Trading portfolio assets:
Debt securities	50,864	—	—	(461)	—	50,403
Traded loans	12,525	—	—	(268)	—	12,257
Total trading portfolio assets	63,389	—	—	(729)	—	62,660
Financial assets at fair value through the income statement:
Loans and advances	38,667	—	—	(31,263)	—	7,404
Debt securities	2,305	—	—	(319)	—	1,986
Reverse repurchase agreements	145,014	—	(1,428)	(143,057)	—	529
Other financial assets	111	—	—	—	—	111
Total financial assets at fair value through the income statement	186,097	—	(1,428)	(174,639)	—	10,030
Derivative financial instruments	262,572	(202,519)	(34,598)	(5,887)	(5,738)	13,830
Financial assets at fair value through other comprehensive income	60,851	—	—	(53)	(1,164)	59,634
Other assets	1,212	—	—	—	—	1,212
Total on-balance sheet	1,269,915	(207,520)	(37,543)	(400,413)	(30,404)	594,035

Off-balance sheet:
Contingent liabilities	21,346	—	(906)	(1,367)	(256)	18,817
Loan commitments	345,711	—	(141)	(44,777)	(1,668)	299,125
Total off-balance sheet	367,057	—	(1,047)	(46,144)	(1,924)	317,942

Total	1,636,972	(207,520)	(38,590)	(446,557)	(32,328)	911,977

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	226

Risk performance - Credit risk (continued)
Expected Credit Losses
Loans and advances at amortised cost by stage
The table below presents a stage allocation and business segment analysis of loans and advances at amortised cost by gross exposure, impairment allowance, impairment charge and coverage ratio as at 31 December 2022. Also included are stage allocation of off-balance sheet loan commitments and financial guarantee contracts by gross exposure, impairment allowance and coverage as at 31 December 2022.
Impairment allowance under IFRS 9 considers both the drawn and the undrawn counterparty exposure. For retail portfolios, the total impairment allowance is allocated to gross loans and advances to the extent allowance does not exceed the drawn exposure and any excess is reported on the liabilities side of the balance sheet as a provision. For wholesale portfolios, impairment allowance on undrawn exposure is reported on the liability side of the balance sheet as a provision.

Loans and advances at amortised cost by stage (audited)
	Gross exposure				Impairment allowance				Net exposure
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
As at 31 December 2022	£m	£m	£m	£m	£m	£m	£m	£m	£m
Barclays UK	160,424	24,837	2,711	187,972	232	718	485	1,435	186,537
Barclays International	33,735	4,399	1,793	39,927	392	1,200	949	2,541	37,386
Head Office	3,644	252	661	4,557	3	24	359	386	4,171
Total Barclays Group retail	197,803	29,488	5,165	232,456	627	1,942	1,793	4,362	228,094
Barclays UK	34,858	2,954	805	38,617	129	109	96	334	38,283
Barclays International	117,692	14,298	1,098	133,088	301	265	312	878	132,210
Head Office	192	—	18	210	—	—	18	18	192
Total Barclays Group wholesale[a]	152,742	17,252	1,921	171,915	430	374	426	1,230	170,685
Total loans and advances at amortised cost	350,545	46,740	7,086	404,371	1,057	2,316	2,219	5,592	398,779
Off-balance sheet loan commitments and financial guarantee contracts[b]	372,945	30,694	1,180	404,819	245	315	23	583	404,236
Total[c]	723,490	77,434	8,266	809,190	1,302	2,631	2,242	6,175	803,015

					Loan impairment charge and loan loss rate
	Coverage ratio				Loan impairment charge/(release)	Loan loss rate
	Stage 1	Stage 2	Stage 3	Total
As at 31 December 2022%		%	%	%	£m	bps
Barclays UK	0.1	2.9	17.9	0.8	169	9
Barclays International	1.2	27.3	52.9	6.4	763	191
Head Office	0.1	9.5	54.3	8.5	—
Total Barclays Group retail	0.3	6.6	34.7	1.9	932	40
Barclays UK	0.4	3.7	11.9	0.9	106	27
Barclays International	0.3	1.9	28.4	0.7	127	10
Head Office	—	—	100	8.6	—
Total Barclays Group wholesale[a]	0.3	2.2	22.2	0.7	233	14
Total loans and advances at amortised cost	0.3	5.0	31.3	1.4	1,165	29
Off-balance sheet loan commitments and financial guarantee contracts[b]	0.1	1.0	1.9	0.1	18
Other financial assets subject to impairment[c]					37
Total[d]	0.2	3.4	27.1	0.8	1,220
Notes
a    Includes Wealth and Private Banking exposures measured on an individual customer exposure basis, and excludes Business Banking exposures, including lending under the government backed Bounce Back Loan Scheme (BBLS) of £6.6bn that are managed on a collective basis and reported within BUK Retail. The net impact is a difference in total exposure of £3.8bn of balances reported as wholesale loans in the Loans and advances at amortised cost by product disclosure.
b    Excludes loan commitments and financial guarantees of £14.9bn carried at fair value.
c    Other financial assets subject to impairment not included in the table above include cash collateral and settlement balances, financial assets at fair value through other comprehensive income and other assets. These have a total gross exposure of £180.1bn and impairment allowance of £163m. This comprises £10m ECL on £178.4bn Stage 1 assets, £9m on £1.5bn Stage 2 fair value through other comprehensive income assets, other assets, cash collateral and settlement assets and £144m on £149m Stage 3 other assets.
d    The loan loss rate is 30bps after applying the total impairment charge of £1,220m

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	227

Risk performance - Credit risk (continued)

Loans and advances at amortised cost by stage (audited)
	Gross exposure				Impairment allowance				Net exposure
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
As at 31 December 2021	£m	£m	£m	£m	£m	£m	£m	£m	£m
Barclays UK	160,695	22,779	2,915	186,389	261	949	728	1,938	184,451
Barclays International	25,981	2,691	1,566	30,238	603	795	858	2,256	27,982
Head Office	3,735	429	705	4,869	2	36	347	385	4,484
Total Barclays Group retail	190,411	25,899	5,186	221,496	866	1,780	1,933	4,579	216,917
Barclays UK	35,571	1,917	969	38,457	153	43	111	307	38,150
Barclays International	92,341	13,275	1,059	106,675	187	192	458	837	105,838
Head Office	542	2	21	565	—	—	19	19	546
Total Barclays Group wholesale[a]	128,454	15,194	2,049	145,697	340	235	588	1,163	144,534
Total loans and advances at amortised cost	318,865	41,093	7,235	367,193	1,206	2,015	2,521	5,742	361,451
Off-balance sheet loan commitments and financial guarantee contracts[b]	312,142	34,815	1,298	348,255	217	302	23	542	347,713
Total[c]	631,007	75,908	8,533	715,448	1,423	2,317	2,544	6,284	709,164

					Loan impairment charge and loan loss rate
	Coverage ratio				Loan impairment charge	Loan loss rate
	Stage 1	Stage 2	Stage 3	Total
As at 31 December 2021%		%	%	%	£m	bps
Barclays UK	0.2	4.2	25.0	1.0	(227)	—
Barclays International	2.3	29.5	54.8	7.5	181	60
Head Office	0.1	8.4	49.2	7.9	—	—
Total Barclays Group retail	0.5	6.9	37.3	2.1	(46)	—
Barclays UK	0.4	2.2	11.5	0.8	122	32
Barclays International	0.2	1.4	43.2	0.8	(197)	—
Head Office	—	—	90.5	3.4	—	—
Total Barclays Group wholesale[a]	0.3	1.5	28.7	0.8	(75)	—
Total loans and advances at amortised cost	0.4	4.9	34.8	1.6	(121)	—
Off-balance sheet loan commitments and financial guarantee contracts[b]	0.1	0.9	1.8	0.2	(514)
Other financial assets subject to impairment[c]					(18)
Total	0.2	3.1	29.8	0.9	(653)
Notes
a    Included in the above analysis are Wealth and Private Banking exposures measured on an individual customer exposure basis, and excludes Business Banking exposures including BBLS of £9.4bn that are managed on a collective basis and reported within BUK Retail. The net impact is a difference in total exposure of £6.0bn of balances reported as wholesale loans in the Loans and advances at amortised cost by product disclosure.
b    Excludes loan commitments and financial guarantees of £18.8bn carried at fair value.
c    Other financial assets subject to impairment not included in the table above include cash collateral and settlement balances, financial assets at fair value through other comprehensive income and other assets. These have a total gross exposure of £155.2bn and impairment allowance of £114m. This comprises £6m ECL on £154.9bn Stage 1 assets, £1m on £0.157bn Stage 2 fair value through other comprehensive income assets, cash collateral and settlement balances and £107m on £110m Stage 3 other assets.

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	228

Risk performance - Credit risk (continued)
Loans and advances at amortised cost by product (audited)
The table below presents a breakdown of loans and advances at amortised cost and the impairment allowance with stage allocation by asset classification.

Loans and advances at amortised cost by product (audited)
		Stage 2
As at 31 December 2022	Stage 1	Not past due	<=30 days past due	>30 days past due	Total	Stage 3	Total
Gross exposure	£m	£m	£m	£m	£m	£m	£m
Home loans	153,672	15,990	1,684	526	18,200	2,414	174,286
Credit cards, unsecured loans and other retail lending	44,175	7,126	397	576	8,099	2,122	54,396
Wholesale loans	152,698	20,194	150	97	20,441	2,550	175,689
Total	350,545	43,310	2,231	1,199	46,740	7,086	404,371

Impairment allowance
Home loans	29	53	11	9	73	414	516
Credit cards, unsecured loans and other retail lending	582	1,483	129	220	1,832	1,278	3,692
Wholesale loans	446	403	6	2	411	527	1,384
Total	1,057	1,939	146	231	2,316	2,219	5,592

Net exposure
Home loans	153,643	15,937	1,673	517	18,127	2,000	173,770
Credit cards, unsecured loans and other retail lending	43,593	5,643	268	356	6,267	844	50,704
Wholesale loans	152,252	19,791	144	95	20,030	2,023	174,305
Total	349,488	41,371	2,085	968	44,424	4,867	398,779

Coverage ratio	%	%	%	%	%	%	%
Home loans	—	0.3	0.7	1.7	0.4	17.1	0.3
Credit cards, unsecured loans and other retail lending	1.3	20.8	32.5	38.2	22.6	60.2	6.8
Wholesale loans	0.3	2.0	4.0	2.1	2.0	20.7	0.8
Total	0.3	4.5	6.5	19.3	5.0	31.3	1.4

As at 31 December 2021
Gross exposure	£m	£m	£m	£m	£m	£m	£m
Home loans	148,058	17,133	1,660	707	19,500	2,122	169,680
Credit cards, unsecured loans and other retail lending	37,840	5,102	300	248	5,650	2,332	45,822
Wholesale loans	132,967	15,246	306	391	15,943	2,781	151,691
Total	318,865	37,481	2,266	1,346	41,093	7,235	367,193

Impairment allowance
Home loans	19	46	6	7	59	397	475
Credit cards, unsecured loans and other retail lending	824	1,493	85	123	1,701	1,504	4,029
Wholesale loans	363	248	4	3	255	620	1,238
Total	1,206	1,787	95	133	2,015	2,521	5,742

Net exposure
Home loans	148,039	17,087	1,654	700	19,441	1,725	169,205
Credit cards, unsecured loans and other retail lending	37,016	3,609	215	125	3,949	828	41,793
Wholesale loans	132,604	14,998	302	388	15,688	2,161	150,453
Total	317,659	35,694	2,171	1,213	39,078	4,714	361,451

Coverage ratio	%	%	%	%	%	%	%
Home loans	—	0.3	0.4	1.0	0.3	18.7	0.3
Credit cards, unsecured loans and other retail lending	2.2	29.3	28.3	49.6	30.1	64.5	8.8
Wholesale loans	0.3	1.6	1.3	0.8	1.6	22.3	0.8
Total	0.4	4.8	4.2	9.9	4.9	34.8	1.6

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	229

Risk performance - Credit risk (continued)
Loans and advances at amortised cost by selected sectors
The table below presents a breakdown of drawn exposure and impairment allowance for loans and advances at amortised cost with stage allocation for selected industry sectors within the wholesale loans portfolio. As the nature of macroeconomic uncertainty has evolved from the COVID-19 pandemic towards high inflation, supply chain constraints and consumer demand headwinds, so has the selected population under management focus. The credit risk industry concentration disclosure in the analysis of the concentration of credit risk section represents all the industry categories and the below only covers a subset of that table.
The gross loans and advances to selected sectors has declined during the year. The increased provisions is informed by the current macroeconomic outlook and underlying portfolio performance. The wholesale portfolio also benefits from a hedge protection programme that enables effective risk management against credit losses. An additional £115m (December 2021: £123m) impairment allowance has been applied to the undrawn exposures not included in the table below

Loans and advances at amortised cost by selected sectors
	Gross exposure				Impairment allowance
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
As at 31 December 2022	£m	£m	£m	£m	£m	£m	£m	£m
Autos	881	194	31	1,106	6	5	6	17
Consumer Manufacture	3,845	1,729	199	5,773	45	41	46	132
Discretionary retail and wholesale	5,143	1,711	249	7,103	41	37	51	129
Hospitality and leisure	3,902	1,316	429	5,647	40	31	70	141
Passenger travel	744	267	51	1,062	9	7	13	29
Real Estate	13,042	3,049	499	16,590	91	66	123	280
Steel and Aluminium manufacturers	486	85	18	589	7	1	8	16
Total	28,043	8,351	1,476	37,870	239	188	317	744
Total of wholesale exposures (%)	18%	41%	58%	22%	54%	46%	60%	54%

	Gross exposure				Impairment allowance
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
As at 31 December 2021	£m	£m	£m	£m	£m	£m	£m	£m
Autos	656	295	2	953	3	3	0	6
Consumer Manufacture	3,904	1,304	211	5,419	18	22	43	83
Discretionary retail and wholesale	5,413	1,197	230	6,840	47	20	54	121
Hospitality and leisure	4,348	1,613	384	6,345	28	33	44	105
Passenger travel	856	285	143	1,284	30	8	40	78
Real Estate	13,620	3,314	518	17,452	65	53	93	211
Steel and Aluminium manufacturers	415	75	6	496	2	3	1	6
Total	29,212	8,083	1,494	38,789	193	142	275	610
Total of wholesale exposures (%)	22%	51%	54%	26%	53%	56%	44%	49%
Exposure to UK Commercial Real Estate (CRE) £9.7bn (2021: £10bna) remained stable and was predominantly in Stage1 81% (2021: 78%). The loan portfolio was well collateralised, hence a low coverage of 1.1% (ECL: £0.1bn). Exposure at Stage 3 was 2% (2021: 3%) with a coverage ratio of 12% (2021: 18%).
However, UK CRE has been included within selected sector scoping as the broader real estate sector remains under pressure due to pricing and affordability concerns, as well as construction input costs and supply chain issues adding to the uncertainty, in particular across non-investment grade exposures.
The coverage ratio for selected sectors has increased from 1.6% as at 31 December 2021 to 2.0% as at 31 December 2022. Non-default coverage ratio has increased from 0.9% as at 31 December 2021 to 1.2% as at 31 December 2022.
Note
a    From 2022, Barclays has enhanced the process of identifying UK CRE exposures.

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	230

Risk performance - Credit risk (continued)
Movement in gross exposures and impairment allowance including provisions for loan commitments and financial guarantees
The following tables present a reconciliation of the opening to the closing balance of the exposure and impairment allowance. An explanation of the methodology used to determine credit impairment provisions is included in Note 8. Transfers between stages in the tables have been reflected as if they had taken place at the beginning of the year. The movements are measured over a 12-month period.

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	231

Risk performance - Credit risk (continued)

Loans and advances at amortised cost (audited)
	Stage 1		Stage 2		Stage 3		Total
	Gross exposure	ECL	Gross exposure	ECL	Gross exposure	ECL	Gross exposure	ECL
	£m	£m	£m	£m	£m	£m	£m	£m
Home loans
As at 1 January 2022	148,058	19	19,500	59	2,122	397	169,680	475
Transfers from Stage 1 to Stage 2	(8,747)	(1)	8,747	1	—	—	—	—
Transfers from Stage 2 to Stage 1	7,489	24	(7,489)	(24)	—	—	—	—
Transfers to Stage 3	(400)	—	(725)	(6)	1,125	6	—	—
Transfers from Stage 3	32	1	229	4	(261)	(5)	—	—
Business activity in the year[a]	30,028	10	1,142	7	6	—	31,176	17
Refinements to models used for calculation	—	—	—	—	—	—	—	—
Net drawdowns, repayments, net re-measurement and movements due to exposure and risk parameter changes	(8,846)	(22)	(1,081)	36	(125)	52	(10,052)	66
Final repayments[b]	(13,942)	(2)	(2,123)	(4)	(426)	(9)	(16,491)	(15)
Disposals	—	—	—	—	—	—	—	—
Write-offs[c]	—	—	—	—	(27)	(27)	(27)	(27)
As at 31 December 2022[d]	153,672	29	18,200	73	2,414	414	174,286	516
Credit cards, unsecured loans and other retail lending
As at 1 January 2022	37,840	824	5,650	1,701	2,332	1,504	45,822	4,029
Transfers from Stage 1 to Stage 2	(3,474)	(80)	3,474	80	—	—	—	—
Transfers from Stage 2 to Stage 1	1,941	489	(1,941)	(489)	—	—	—	—
Transfers to Stage 3	(649)	(20)	(707)	(307)	1,356	327	—	—
Transfers from Stage 3	87	33	25	13	(112)	(46)	—	—
Business activity in the year[a]	11,339	177	769	186	157	126	12,265	489
Refinements to models used for calculation[e]	—	86	—	(45)	—	96	—	137
Net drawdowns, repayments, net re-measurement and movements due to exposure and risk parameter changes	1,246	(887)	1,199	736	179	787	2,624	636
Final repayments[b]	(3,996)	(36)	(341)	(32)	(228)	(60)	(4,565)	(128)
Disposals[f]	(159)	(4)	(29)	(11)	(275)	(169)	(463)	(184)
Write-offs[c]	—	—	—	—	(1,287)	(1,287)	(1,287)	(1,287)
As at 31 December 2022[d]	44,175	582	8,099	1,832	2,122	1,278	54,396	3,692
Wholesale loans
As at 1 January 2022	132,967	363	15,943	255	2,781	620	151,691	1,238
Transfers from Stage 1 to Stage 2	(9,488)	(67)	9,488	67	—	—	—	—
Transfers from Stage 2 to Stage 1	5,258	55	(5,258)	(55)	—	—	—	—
Transfers to Stage 3	(1,480)	(6)	(684)	(11)	2,164	17	—	—
Transfers from Stage 3	204	21	339	28	(543)	(49)	—	—
Business activity in the year[a]	40,490	83	4,104	86	239	30	44,833	199
Refinements to models used for calculation[e]	—	(64)	—	(66)	—	(374)	—	(504)
Net drawdowns, repayments, net re-measurement and movements due to exposure and risk parameter changes[g]	12,799	103	352	154	(1,504)	693	11,647	950
Final repayments[b]	(26,540)	(42)	(3,812)	(47)	(232)	(57)	(30,584)	(146)
Disposals[f]	(1,512)	—	(31)	—	(49)	(47)	(1,592)	(47)
Write-offs[c]	—	—	—	—	(306)	(306)	(306)	(306)
As at 31 December 2022[d]	152,698	446	20,441	411	2,550	527	175,689	1,384
Notes
a    Business activity in the year does not include additional drawdowns on the existing facility which are reported under 'Net drawdowns, repayments, net re-measurement and movements due to exposure and risk parameter changes'. Business activity reported within Credit cards, unsecured loans and other retail lending portfolio includes GAP portfolio acquisition in US cards of £2.7bn.
b     Final repayments include repayment from the facility closed during the year whereas partial repayments from existing facility are reported under 'Net drawdowns, repayments, net remeasurement and movements due to exposure and risk parameter changes'.
c In 2022, gross write-offs amounted to £1,620m (2021: £1,836m). In Q422, £329m of balances with de minimis recovery expectations were written off in line with policy in UK Cards and Unsecured loans. Post write-off recoveries amounted to £64m (2021: £66m). Net write-offs represent gross write-offs less post write-off recoveries and amounted to £1,556m (2021: £1,770m).
d    Other financial assets subject to impairment not included in the table above include cash collateral and settlement balances, financial assets at fair value through other comprehensive income and other assets. These have a total gross exposure of £180.1bn (December 2021: £155.2bn) and impairment allowance of £163m (December 2021: £114m). This comprises £10m ECL (December 2021: £6m) on £178.4bn Stage 1 assets (December 2021: £154.9bn), £9m (December 2021: £1m) on £1.5bn Stage 2 fair value through other comprehensive income assets, cash collateral and settlement assets (December 2021: £157m) and £144m (December 2021: £107m) on £149m Stage 3 other assets (December 2021: £110m)
e    Refinements to models used for calculation reported within Credit cards, unsecured loans and other retail lending portfolio include a £0.3bn movement in US Cards and £(0.2)bn in UK Cards. Wholesale loans include a £(0.5)bn movement in Business Banking. Refinement to models reflect model enhancements made during the year. Barclays continually review the output of models to determine accuracy of the ECL calculation including review of model monitoring, external benchmarking and experience of model operation over an extended period of time. This ensures that the models used continue to reflect the risks inherent across the businesses.
f    The £0.5bn disposals reported within Credit cards, unsecured loans and other retail lending portfolio includes £0.2bn sale of NFL portfolio within US Cards and £0.3bn of debt sales undertaken during the year. The £1.6bn disposal reported within Wholesale loans includes sale of debt securities as part of Group Treasury Operations.
g    'Net drawdowns, repayments, net re-measurement and movements due to exposure and risk parameter changes' reported within Wholesale loans also include assets of £1.3bn de-recognised due to payment received on defaulted loans from government guarantees issued under government’s Bounce Back Loans Scheme.

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	232

Risk performance - Credit risk (continued)

Reconciliation of ECL movement to credit impairment charge/(release) for the period
	Stage 1	Stage 2	Stage 3	Total
	£m	£m	£m	£m
Home loans	10	14	44	68
Credit cards, unsecured loans and other retail lending	(238)	142	1,230	1,134
Wholesale loans	83	156	260	499
ECL movement excluding assets derecognised due to disposals and write-offs	(145)	312	1,534	1,701
ECL movement on loan commitments and other financial guarantees	28	13	—	41
ECL movement on other financial assets[a]	4	8	37	49
Recoveries and reimbursements[b]	(122)	(63)	(78)	(263)
Total exchange and other adjustments[c]				(308)
Total credit impairment charge for the year				1,220
Notes
a    Other financial assets subject to impairment not included in the table above include cash collateral and settlement balances, financial assets at fair value through other comprehensive income and other assets. These have a total gross exposure of £180.1bn (December 2021: £155.2bn) and impairment allowance of £163m (December 2021: £114m). This comprises £10m ECL (December 2021: £6m) on £178.4bn Stage 1 assets (December 2021: £154.9bn), £9m (December 2021: £1m) on £1.5bn Stage 2 fair value through other comprehensive income assets, cash collateral and settlement assets (December 2021: £157m) and £144m (December 2021: £107m) on £149m Stage 3 other assets (December 2021: £110m).
b Recoveries and reimbursements includes £199m for reimbursements expected to be received under the arrangement where Group has entered into financial guarantee contracts which provide credit protection over certain assets with third parties and cash recoveries of previously written off amounts of £64m.
c    Includes foreign exchange and interest and fees in suspense.

Loan commitments and financial guarantees (audited)
	Stage 1		Stage 2		Stage 3		Total
	Gross exposure	ECL	Gross exposure	ECL	Gross exposure	ECL	Gross exposure	ECL
	£m	£m	£m	£m	£m	£m	£m	£m
Home loans
As at 1 January 2022	10,833	—	532	—	3	—	11,368	—
Net transfers between stages	8	—	(17)	—	9	—	—	—
Business activity in the year	8,034	—	—	—	—	—	8,034	—
Net drawdowns, repayments, net re-measurement and movement due to exposure and risk parameter changes	(6,793)	—	(21)	—	(6)	—	(6,820)	—
Limit management and final repayments	(368)	—	(44)	—	—	—	(412)	—
As at 31 December 2022	11,714	—	450	—	6	—	12,170	—

Credit cards, unsecured loans and other retail lending
As at 1 January 2022	122,819	50	5,718	61	218	20	128,755	131
Net transfers between stages	(3,390)	47	3,050	(42)	340	(5)	—	—
Business activity in the year	38,204	25	451	27	14	2	38,669	54
Net drawdowns, repayments, net re-measurement and movement due to exposure and risk parameter changes	9,633	(54)	(1,949)	67	(151)	5	7,533	18
Limit management and final repayments	(8,212)	(7)	(503)	(23)	(89)	(2)	(8,804)	(32)
As at 31 December 2022	159,054	61	6,767	90	332	20	166,153	171

Wholesale loans
As at 1 January 2022	178,490	167	28,565	241	1,077	3	208,132	411
Net transfers between stages	5,826	60	(5,759)	(64)	(67)	4	—	—
Business activity in the year	43,683	28	4,233	54	15	—	47,931	82
Net drawdowns, repayments, net re-measurement and movement due to exposure and risk parameter changes	28,353	(42)	5,953	59	138	(2)	34,444	15
Limit management and final repayments	(54,175)	(29)	(9,515)	(65)	(321)	(2)	(64,011)	(96)
As at 31 December 2022	202,177	184	23,477	225	842	3	226,496	412

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	233

Risk performance - Credit risk (continued)

Loans and advances at amortised cost (audited)
	Stage 1		Stage 2		Stage 3		Total
	Gross exposure	ECL	Gross exposure	ECL	Gross exposure	ECL	Gross exposure	ECL
	£m	£m	£m	£m	£m	£m	£m	£m
Home loans
As at 1 January 2021	138,639	33	19,312	84	2,234	421	160,185	538
Transfers from Stage 1 to Stage 2	(7,672)	(2)	7,672	2	—	—	—	—
Transfers from Stage 2 to Stage 1	5,336	32	(5,336)	(32)	—	—	—	—
Transfers to Stage 3	(282)	—	(469)	(9)	751	9	—	—
Transfers from Stage 3	35	1	203	5	(238)	(6)	—	—
Business activity in the year[a]	32,744	7	1,243	5	4	—	33,991	12
Refinements to models used for calculation[b]	—	—	—	(4)	—	38	—	34
Net drawdowns, repayments, net re-measurement and movements due to exposure and risk parameter changes	(8,131)	(50)	(1,090)	12	(216)	(26)	(9,437)	(64)
Final repayments[c]	(12,039)	(2)	(2,009)	(4)	(392)	(18)	(14,440)	(24)
Disposals[d]	(572)	—	(26)	—	—	—	(598)	—
Write-offs[e]	—	—	—	—	(21)	(21)	(21)	(21)
As at 31 December 2021[f]	148,058	19	19,500	59	2,122	397	169,680	475

Credit cards, unsecured loans and other retail lending
As at 1 January 2021	33,021	680	10,320	2,769	3,172	2,251	46,513	5,700
Transfers from Stage 1 to Stage 2	(1,894)	(78)	1,894	78	—	—	—	—
Transfers from Stage 2 to Stage 1	4,717	1,174	(4,717)	(1,174)	—	—	—	—
Transfers to Stage 3	(529)	(22)	(790)	(370)	1,319	392	—	—
Transfers from Stage 3	55	26	32	19	(87)	(45)	—	—
Business activity in the year[a]	7,842	119	257	62	42	19	8,141	200
Refinements to models used for calculation[b]	—	(5)	—	(33)	—	14	—	(24)
Net drawdowns, repayments, net re-measurement and movements due to exposure and risk parameter changes[g]	(2,793)	(1,030)	(848)	389	(165)	620	(3,806)	(21)
Final repayments[c]	(2,579)	(40)	(498)	(39)	(212)	(92)	(3,289)	(171)
Disposals[d]	—	—	—	—	(287)	(205)	(287)	(205)
Write-offs[e]	—	—	—	—	(1,450)	(1,450)	(1,450)	(1,450)
As at 31 December 2021[f]	37,840	824	5,650	1,701	2,332	1,504	45,822	4,029

Wholesale loans
As at 1 January 2021	119,304	320	21,374	711	3,591	1,066	144,269	2,097
Transfers from Stage 1 to Stage 2	(6,115)	(19)	6,115	19	—	—	—	—
Transfers from Stage 2 to Stage 1	9,137	257	(9,137)	(257)	—	—	—	—
Transfers to Stage 3	(804)	(4)	(377)	(21)	1,181	25	—	—
Transfers from Stage 3	580	23	410	22	(990)	(45)	—	—
Business activity in the year[a]	34,804	95	1,774	18	283	50	36,861	163
Refinements to models used for calculation[b]	—	8	—	11	—	—	—	19
Net drawdowns, repayments, net re-measurement and movements due to exposure and risk parameter changes	(417)	(268)	721	(68)	(211)	67	93	(269)
Final repayments[c]	(22,219)	(34)	(4,734)	(174)	(545)	(131)	(27,498)	(339)
Disposals[d]	(1,303)	(15)	(203)	(6)	(163)	(47)	(1,669)	(68)
Write-offs[e]	—	—	—	—	(365)	(365)	(365)	(365)
As at 31 December 2021[f]	132,967	363	15,943	255	2,781	620	151,691	1,238
Notes
a    Business activity in the year does not include additional drawdowns on the existing facility which are reported under 'Net drawdowns, repayments, net re-measurement and movements due to exposure and risk parameter changes'.
b    Refinements to models used for calculation include a £34m movement in Home loans, £(24)m in Credit cards, unsecured loans and other retail lending and £19m in Wholesale loans. These reflect methodology changes made during the year. Barclays continually review the output of models to determine accuracy of the ECL calculation including review of model monitoring, external benchmarking and experience of model operation over an extended period of time. This ensures that the models used continue to reflect the risks inherent across the businesses.
c     Final repayments include repayment from the facility closed during the year whereas partial repayments from existing facility are reported under 'Net drawdowns, repayments, net remeasurement and movements due to exposure and risk parameter changes'.
d    The £598m disposals reported within Home loans relate to transfer of facilities to a non-consolidated special purpose vehicle for the purpose of securitisation. The £287m disposals reported within Credit cards, unsecured loans and other retail lending portfolio relate to debt sales undertaken during the year. The £1.7bn disposal reported within Wholesale loans include a £1.0bn sale of Barclays Asset Finance and a £0.7bn of debt sales.
e     In 2021, gross write-offs amounted to £1,836m (2020: £1,964m) and post write-off recoveries amounted to £66m (2020: £35m). Net write-offs represent gross write-offs less post write-off recoveries and amounted to £1,770m (2020: £1,929m).
f    Other financial assets subject to impairment not included in the table above include cash collateral and settlement balances, financial assets at fair value through other comprehensive income and other assets. These have a total gross exposure of £155.2bn (December 2020: £180.3bn) and impairment allowance of £114m (December 2020: £165m). This comprises £6m ECL (December 2020: £11m) on £154.9bn Stage 1 assets (December 2020: £175.7bn), £1m (December 2020: £9m) on £157m Stage 2 fair value through other comprehensive income assets, cash collateral and settlement assets (December 2020: £4.4bn) and £107m (December 2020: £145m) on £110m Stage 3 other assets (December 2020: £154m).
g    Transfers and risk parameters change include a £0.3bn (2020: £0.6bn) net release in ECL arising from reclassification of £1.9bn (2020: £2.0bn) gross loans and advances from Stage 2 to Stage 1 in Credit cards, unsecured loans and other retail lending. The reclassification followed a review of back-testing of results which indicated that accuracy of origination probability of default characteristics require management adjustments to correct and was first established in Q220.

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	234

Risk performance - Credit risk (continued)

Reconciliation of ECL movement to credit impairment charge/(release) for the period	Stage 1	Stage 2	Stage 3	Total
	£m	£m	£m	£m
Home loans	(14)	(25)	(3)	(42)
Credit cards, unsecured loans and other retail lending	144	(1,068)	908	(16)
Wholesale loans	58	(450)	(34)	(426)
ECL movement excluding assets derecognised due to disposals and write-offs	188	(1,543)	871	(484)
ECL movement on loan commitments and financial guarantees	(39)	(456)	(27)	(522)
ECL movement on other financial assets[a]	(5)	(8)	(2)	(15)
Recoveries and reimbursements[b]	59	224	(43)	240
Total exchange and other adjustments[c]				128
Total credit impairment release for the year				(653)
Notes
a    Other financial assets subject to impairment not included in the table above include cash collateral and settlement balances, financial assets at fair value through other comprehensive income and other assets. These have a total gross exposure of £155.2bn (December 2020: £180.3bn) and impairment allowance of £114m (December 2020: £165m). This comprises £6m ECL (December 2020: £11m) on £154.9bn Stage 1 assets (December 2020: £175.7bn), £1m (December 2020: £9m) on £157mn Stage 2 fair value through other comprehensive income assets, cash collateral and settlement assets (December 2020: £4.4bn) and £107m (December 2020: £145m) on £110m Stage 3 other assets (December 2020: £154m).
b Recoveries and reimbursements includes a net reduction in amounts recoverable from financial guarantee contracts held with third parties of £306m and cash recoveries of previously written off amounts of £66m.
c    Includes foreign exchange and interest and fees in suspense.

Loan commitments and financial guarantees (audited)
	Stage 1		Stage 2		Stage 3		Total
	Gross exposure	ECL	Gross exposure	ECL	Gross exposure	ECL	Gross exposure	ECL
	£m	£m	£m	£m	£m	£m	£m	£m
Home loans
As at 1 January 2021	11,861	—	516	—	5	—	12,382	—
Net transfers between stages	(131)	—	124	—	7	—	—	—
Business activity in the year	7,034	—	—	—	—	—	7,034	—
Net drawdowns, repayments, net re-measurement and movement due to exposure and risk parameter changes	(7,556)	—	(64)	—	(4)	—	(7,624)	—
Limit management and final repayments	(375)	—	(44)	—	(5)	—	(424)	—
As at 31 December 2021	10,833	—	532	—	3	—	11,368	—

Credit cards, unsecured loans and other retail lending
As at 1 January 2021	114,371	55	12,117	305	229	23	126,717	383
Net transfers between stages	5,769	206	(6,379)	(213)	610	7	—	—
Business activity in the year	11,206	—	430	—	2	—	11,638	—
Net drawdowns, repayments, net re-measurement and movement due to exposure and risk parameter changes	(742)	(207)	217	(24)	(526)	(10)	(1,051)	(241)
Limit management and final repayments	(7,785)	(4)	(667)	(7)	(97)	0	(8,549)	(11)
As at 31 December 2021	122,819	50	5,718	61	218	20	128,755	131

Wholesale loans
As at 1 January 2021	163,707	201	40,258	453	2,096	27	206,061	681
Net transfers between stages	8,227	221	(7,174)	(215)	(1,053)	(6)	—	—
Business activity in the year	44,085	14	4,658	102	10	—	48,753	116
Net drawdowns, repayments, net re-measurement and movement due to exposure and risk parameter changes	8,819	(229)	(151)	7	515	(11)	9,183	(233)
Limit management and final repayments	(46,348)	(40)	(9,026)	(106)	(491)	(7)	(55,865)	(153)
As at 31 December 2021	178,490	167	28,565	241	1,077	3	208,132	411

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	235

Risk performance - Credit risk (continued)
Stage 2 decomposition

Loans and advances at amortised cost[a]
	Gross Exposure				Impairment Allowance
	Quantitative test	Qualitative test	30 days past due backstop	Total Stage 2	Quantitative test	Qualitative test	30 days past due backstop	Total Stage 2
As at 31 December 2022	£m	£m	£m	£m	£m	£m	£m	£m
Home Loans	9,467	8,232	501	18,200	47	19	7	73
Credit cards, unsecured loans and other retail lending	6,009	1,986	104	8,099	1,379	428	25	1,832
Wholesale loans	17,274	3,024	143	20,441	324	82	5	411
Total Stage 2	32,750	13,242	748	46,740	1,750	529	37	2,316

Loans and advances at amortised cost[a]
	Gross Exposure				Impairment Allowance
	Quantitative test	Qualitative test	30 days past due backstop	Total Stage 2	Quantitative test	Qualitative test	30 days past due backstop	Total Stage 2
As at 31 December 2021	£m	£m	£m	£m	£m	£m	£m	£m
Home Loans	11,997	6,900	603	19,500	38	10	11	59
Credit cards, unsecured loans and other retail lending	4,045	1,503	102	5,650	1,368	318	15	1,701
Wholesale loans	13,054	2,488	401	15,943	206	44	5	255
Total Stage 2	29,096	10,891	1,106	41,093	1,612	372	31	2,015
Note
a    Where balances satisfy more than one of the above three criteria for determining a significant increase in credit risk, the corresponding gross exposure and ECL has been assigned in order of categories presented.
Stage 2 exposures are predominantly identified using quantitative tests where the lifetime PD has deteriorated more than a pre-determined amount since origination during the year. This is augmented by inclusion of accounts meeting the designated high risk criteria (including watchlist) for the portfolio under the qualitative test. Qualitative tests predominantly include £9.8bn (2021: £8.3bn) in Barclays UK of which £8.2bn (2021: £6.8bn) relates to UK Home Finance, £0.8bn (2021: £1.0bn) relates to Business Banking and £0.5bn (2021: £0.2bn) relates to Barclaycard UK. A further £3.4bn (2021: £2.6bn) relates to Barclays International of which £2.1bn (2021: £1.4bn) relates to Corporate and Investment Bank and £1.2bn (2021: £1.1bn) relates to Consumer, Cards and Payments.
A small number of other accounts (2% of impairment allowances and 2% of gross exposure) are included in Stage 2. These accounts are not otherwise identified by the quantitative or qualitative tests but are more than 30 days past due. The percentage triggered by these backstop criteria is a measure of the effectiveness of the Stage 2 criteria in identifying deterioration prior to delinquency. These balances include items in the Corporate and Investment Bank for reasons such as outstanding interest and fees rather than principal balances.

+	For further detail on the three criteria for determining a significant increase in credit risk required for Stage 2 classification, refer to Note 8.

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	236

Risk performance - Credit risk (continued)
Stage 3 decomposition

Loans and advances at amortised cost
	Gross Exposure			Impairment Allowance
	Exposures not charged-off including within cure period[a]	Exposures individually assessed or in recovery book	Total Stage 3	Exposures not charged-off including within cure period[a]	Exposures individually assessed or in recovery book	Total Stage 3
As at 31 December 2022	£m	£m	£m	£m	£m	£m
Home Loans	1,481	933	2,414	75	339	414
Credit cards, unsecured loans and other retail lending	1,056	1,066	2,122	609	669	1,278
Wholesale loans	1,525	1,025	2,550	110	417	527
Total Stage 3	4,062	3,024	7,086	794	1,425	2,219

Loans and advances at amortised cost
	Gross Exposure			Impairment Allowance
	Exposures not charged-off including within cure period[a]	Exposures individually assessed or in recovery book	Total Stage 3	Exposures not charged-off including within cure period[a]	Exposures individually assessed or in recovery book	Total Stage 3
As at 31 December 2021	£m	£m	£m	£m	£m	£m
Home Loans	1,159	963	2,122	65	332	397
Credit cards, unsecured loans and other retail lending	929	1,403	2,332	477	1,027	1,504
Wholesale loans	1,806	975	2,781	115	505	620
Total Stage 3	3,894	3,341	7,235	657	1,864	2,521
Note
a    Includes £2.2bn (2021: £2.9bn) of gross exposure in a cure period that must remain in Stage 3 for a minimum of 12 months before moving to Stage 2.

Stage 3 is comprised of exposures that are considered to be credit impaired. An asset is considered credit impaired when one or more events occur that have a detrimental impact on the estimated future cash flows of the financial asset. This comprises assets defined as defaulted and other individually assessed exposures where imminent default or actual loss is identified. Stage 3 exposures have reduced compared to 2021 driven by de-recognition of defaulted Wholesale Bounce Back Loans and Cards and Unsecured balances with de minimis recovery expectations, offset by on-going flows into default. In Home Loans, the increase is driven by adoption of the new definition of default under the Capital Requirements Regulation.

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	237

Risk performance - Credit risk (continued)
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
Management adjustments are captured through “Economic uncertainty” and “Other” adjustments presented by product below:

Management adjustments to models for impairment allowance presented by product (audited)[a]
	Impairment allowance pre management adjustments[b]	Economic uncertainty adjustments (a)	Other adjustments (b)	Management adjustments (a+b)	Total impairment allowanceC	Proportion of Management adjustments to total impairment allowance

As at 31 December 2022	£m	£m	£m	£m	£m	%
Home loans	427	4	85	89	516	17.2
Credit cards, unsecured loans and other retail lending	3,543	118	202	320	3,863	8.3
Wholesale loans	1,680	195	(79)	116	1,796	6.5
Total	5,650	317	208	525	6,175	8.5

As at 31 December 2021	£m	£m	£m	£m	£m	%
Home loans	372	72	31	103	475	21.7
Credit cards, unsecured loans and other retail lending	2,798	1,217	145	1,362	4,160	32.7
Wholesale loans	1,628	403	(382)	21	1,649	1.3
Total	4,798	1,692	(206)	1,486	6,284	23.6

Economic uncertainty adjustments presented by stage (audited)
	Stage 1	Stage 2	Stage 3	Total
As at 31 December 2022	£m	£m	£m	£m
Home loans	1	3	—	4
Credit cards, unsecured loans and other retail lending	24	93	1	118
Wholesale loans	181	14	—	195
Total	206	110	1	317

	Stage 1	Stage 2	Stage 3	Total
As at 31 December 2021	£m	£m	£m	£m
Home loans	5	35	32	72
Credit cards, unsecured loans and other retail lending	403	803	11	1,217
Wholesale loans	333	70	—	403
Total	741	908	43	1,692
Notes
a Positive values reflect an increase in impairment allowance and negative values reflect a reduction in the impairment allowance.
b Includes £4.8bn (December 2021: £4.2bn) of modelled ECL, £0.4bn (December 2021: £0.5bn) of individually assessed impairments and £0.5bn (December 2021: £0.1bn) ECL from non-modelled exposures.
c Total impairment allowance consists of ECL stock on drawn and undrawn exposure.

Economic uncertainty adjustments
Models have been developed with data from non-inflationary periods establishing a relationship between input variables and customer delinquency based on past behaviour. Additionally, models are trying to interpret significant rates of change in macroeconomic variables and applying these to stable probability of default (PD) levels. As such there is a risk that the modelled output fails to capture the appropriate response to changes in macroeconomic variables and rising costs with modelled impairment provisions impacted by uncertainty.
This uncertainty continues to be captured in two ways. Firstly, customer uncertainty: the identification of customers and clients who may be more vulnerable to economic instability; and secondly, model uncertainty: to capture the impact from model limitations and sensitivities to specific macroeconomic parameters which are applied at a portfolio level.
In 2022, previously established economic uncertainty adjustments have been partially released, informed by some normalisation of customer behaviour, refreshed scenarios and a rebuild of certain models to better capture the macroeconomic outlook.
The balance as at 31 December 2022 is £317m (December 2021: £1,692m) and includes:
Customer and client uncertainty provisions of £423m (December 2021: £1,508m) includes:
Credit cards, unsecured loans and other retail lending includes an adjustment of £118m (December 2021: £1,203m) which has been applied to customers and clients considered most vulnerable to affordability pressures. This adjustment is predominantly held in Stage 2 in line with customer risk profiles.
The reduction is informed by the release of COVID-19 related adjustments as credit performance stabilises at or below pre-pandemic levels which is reflected in the models, and a rebuild of certain models to better capture the macroeconomic outlook.

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	238

Risk performance - Credit risk (continued)
Wholesale loans: £301m (December 2021: £305m) includes an adjustment of £205m for exposures considered most at risk from inflationary concerns, supply chain constraints and consumer demand headwinds. The adjustment involves applying stage 2 coverage rates to stage 1 exposures assessed as most vulnerable. Sectors in scope are presented in the selected sectors disclosure on page 229. The remaining adjustment includes £92m to reflect possible cross default risk on Barclays’ lending in respect of clients who have taken bounce back loans.
Model uncertainty provisions of £(106)m (December 2021: £184m) includes:
Wholesale loans: £(106)m (December 2021: £98m) includes an adjustment to correct for the deterioration in wholesale PDs impacted by model over-sensitivity to certain macroeconomic variables. In 2021, this adjustment was held at £98m driven by an unintuitive model output from certain Q421 macroeconomic variables.
Management adjustments of £72m within home loans in 2021 primarily comprised of a now retired adjustment, reflecting the non-linearity of the UK mortgages portfolio in order to generate a more appropriate level of predicted results.
Other adjustments
Other adjustments are operational in nature and are expected to remain in place until they can be reflected in the underlying models. These adjustments result from data limitations and model performance related issues identified through model monitoring and other established governance processes.
Other adjustments of £208m (December 2021: £(206)m) includes:
Home loans: £85m (December 2021: £31m) primarily includes adjustments for model performance informed by model monitoring and an adjustment for the adoption of the new definition of default under the Capital Requirements Regulation.
Credit cards, unsecured loans and other retail lending: £202m (December 2021: £145m) primarily includes an adjustment for adoption of the new definition of default under the Capital Requirements Regulation and an adjustment to the qualitative measures used in identification of high-risk account management (HRAM) accounts for US cards, partially offset by a recalibration of Loss Given Default (LGD) to reflect revised recovery expectations.
The £145m adjustments held in December 2021 primarily included adjustments for model performance informed by model monitoring, partially offset by an adjustment for reclassification of loans and advances from Stage 2 to Stage 1 in credit cards. The reclassification followed a review of back-testing results which indicated that accuracy of origination probability of default characteristics require management adjustment. These adjustments are no longer required due to model enhancements made during the year.
Wholesale loans: £(79)m (December 2021: £(382)m) includes adjustments for model performance informed by model monitoring.
Management adjustments of £(382)m within wholesale loans in 2021 consisted of an adjustment of £(380)m applied on bounce back loans to reverse out the modelled charge which did not consider the government guarantee. This adjustment is no longer needed due to model enhancements made during the year.

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	239

Risk performance - Credit risk (continued)
Measurement uncertainty and sensitivity analysis
The measurement of modelled ECL involves complexity and judgement, including estimation of probabilities of default (PD), loss given default (LGD), a range of unbiased future economic scenarios, estimation of expected lives, estimation of exposures at default (EAD) and assessing significant increases in credit risk. The Group uses a five-scenario model to calculate ECL. An external consensus forecast is assembled from key sources, including HM Treasury (short and medium term forecasts) and Bloomberg (based on median of economic forecasts) which forms the Baseline scenario. In addition, two adverse scenarios (Downside 1 and Downside 2) and two favourable scenarios (Upside 1 and Upside 2) are derived, with associated probability weightings. The adverse scenarios are calibrated to a broadly similar severity to the Group's internal stress tests and stress scenarios provided by regulators whilst also considering IFRS 9 specific sensitivities and non-linearity. The favourable scenarios are designed to reflect plausible upside risks to the Baseline scenario which are broadly consistent with the economic narrative approved by the Senior Scenario Review Committee. All scenarios are regenerated at a minimum semi-annually. The scenarios include key economic variables, (including GDP, unemployment, House Price Index (HPI) and base rates in both the UK and US markets), and expanded variables using statistical models based on historical correlations. The upside and downside shocks are designed to evolve over a five-year stress horizon, with all five scenarios converging to a steady state after approximately seven years.
Scenarios used to calculate the Group’s ECL charge were refreshed in Q422 with the Baseline scenario reflecting the latest consensus macroeconomic forecasts available at the time of the scenario refresh. In the Baseline scenario, further deterioration in major economies, as inflation pressures continue to squeeze household income, along with significant monetary policy tightening, contribute to lower growth prospects. UK GDP is expected to continue falling into 2023 and the US economy dips into mild recession in 2023. Slight increases in the UK and US unemployment rates are expected, peaking at 4.9% in Q423 and 4.7% in Q124 respectively. Central banks continue raising interest rates, peaking during 2023, and consumer price inflation eases over 2023.
In the Downside 2 scenario, inflation continues to accelerate amid increasing gas and oil prices and persistent supply-chain pressures as a result of the conflict in Ukraine. Central banks are forced to raise interest rates sharply with the UK bank rate reaching 8.0% and the US federal funds rate peaking at 7.0%. Unemployment peaks at 8.5% in the UK and 8.6% in the US. Given already stretched valuations, the sharp increase in borrowing costs sees house prices decrease significantly. In the Upside 2 scenario, lower energy prices add downward pressure on prices globally, while recovering labour force participation limits wage growth. Asa result of easing inflation, central banks lower interest rates to support the economic recovery.
The methodology for estimating scenario probability weights involves simulating a range of future paths for UK and US GDP using historical data with the five scenarios mapped against the distribution of these future paths. The median is centred around the Baseline with scenarios further from the Baseline attracting a lower weighting before the five weights are normalised to total 100%. The same scenarios used in the estimation of expected credit losses are also used to inform Barclays' internal planning. The impacts across the portfolios are different because of the sensitivities of each of the portfolios to specific macroeconomic variables, for example, mortgages are highly sensitive to house prices, credit cards and unsecured consumer loans are highly sensitive to unemployment. The increase in the Downside weightings and the decrease in the Upside weightings reflected the deteriorating economic outlook which moved the Baseline UK/US GDP paths closer to the Downside scenarios For further details see page 242.
The economic uncertainty adjustments of £0.3bn (2021: £1.7bn) have been applied as overlays to the modelled ECL output. These adjustments consist of a customer and client uncertainty provision of £0.4bn (2021: £1.5bn) which has been applied to customers and clients considered most vulnerable to affordability pressures, and a model uncertainty adjustment of £(0.1)bn (2021: £0.2bn). For further details see pages 237 to 238.
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

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	240

Risk performance - Credit risk (continued)

Baseline average macroeconomic variables used in the calculation of ECL
	2022	2023	2024	2025	2026
As at 31 December 2022%		%	%	%	%
UK GDP[a]	3.3	(0.8)	0.9	1.8	1.9
UK unemployment[b]	3.7	4.5	4.4	4.1	4.2
UK HPI[c]	8.4	(4.7)	(1.7)	2.2	2.2
UK bank rate	1.8	4.4	4.1	3.8	3.4
US GDP[a]	1.8	0.5	1.2	1.5	1.5
US unemployment[d]	3.7	4.3	4.7	4.7	4.7
US HPI[e]	11.2	1.8	1.5	2.3	2.4
US federal funds rate	2.1	4.8	3.6	3.1	3.0

	2021	2022	2023	2024	2025
As at 31 December 2021%		%	%	%	%
UK GDP[a]	6.2	4.9	2.3	1.9	1.7
UK unemployment[b]	4.8	4.7	4.5	4.3	4.2
UK HPI[c]	4.7	1.0	1.9	1.9	2.3
UK bank rate	0.1	0.8	1.0	1.0	0.8
US GDP[a]	5.5	3.9	2.6	2.4	2.4
US unemployment[d]	5.5	4.2	3.6	3.6	3.6
US HPI[e]	11.8	4.5	5.2	4.9	5.0
US federal funds rate	0.2	0.3	0.9	1.2	1.3

Downside 2 average macroeconomic variables used in the calculation of ECL
	2022	2023	2024	2025	2026
As at 31 December 2022%		%	%	%	%
UK GDP[a]	3.3	(3.4)	(3.8)	2.0	2.3
UK unemployment[b]	3.7	6.0	8.4	8.0	7.4
UK HPI[c]	8.4	(18.3)	(18.8)	(7.7)	8.2
UK bank rate	1.8	7.3	7.9	6.6	5.5
US GDP[a]	1.8	(2.7)	(3.4)	2.0	2.6
US unemployment[d]	3.7	6.0	8.5	8.1	7.1
US HPI[e]	11.2	(3.1)	(4.0)	(1.9)	4.8
US federal funds rate	2.1	6.6	6.9	5.8	4.6

	2021	2022	2023	2024	2025
As at 31 December 2021%		%	%	%	%
UK GDP[a]	6.2	0.2	(4.0)	2.8	4.3
UK unemployment[b]	4.8	7.2	9.0	7.6	6.3
UK HPI[c]	4.7	(14.3)	(21.8)	11.9	15.2
UK bank rate	0.1	2.2	3.9	3.1	2.2
US GDP[a]	5.5	(0.8)	(3.5)	2.5	3.2
US unemployment[d]	5.5	6.4	9.1	8.1	6.4
US HPI[e]	11.8	(6.6)	(9.0)	5.9	6.7
US federal funds rate	0.2	2.1	3.4	2.6	2.0
Notes
a    Average Real GDP seasonally adjusted change in year.
b    Average UK unemployment rate 16-year+.
c    Change in year end UK HPI = Halifax All Houses, All Buyers index, relative to prior year end.
d    Average US civilian unemployment rate 16-year+.
e    Change in year end US HPI = FHFA house price index, relative to prior year end.

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	241

Risk performance - Credit risk (continued)

Downside 1 average macroeconomic variables used in the calculation of ECL
	2022	2023	2024	2025	2026
As at 31 December 2022%		%	%	%	%
UK GDP[a]	3.3	(2.1)	(1.5)	1.9	2.1
UK unemployment[b]	3.7	5.2	6.4	6.0	5.8
UK HPI[c]	8.4	(11.7)	(10.6)	(2.8)	5.2
UK bank rate	1.8	5.9	6.1	5.3	4.6
US GDP[a]	1.8	(1.1)	(1.1)	1.7	2.1
US unemployment[d]	3.7	5.1	6.6	6.4	5.9
US HPI[e]	11.2	(0.7)	(1.3)	0.2	3.6
US federal funds rate	2.1	5.8	5.4	4.4	3.9

	2021	2022	2023	2024	2025
As at 31 December 2021%		%	%	%	%
UK GDP[a]	6.2	2.8	(0.7)	2.3	2.9
UK unemployment[b]	4.8	6.2	6.8	6.0	5.3
UK HPI[c]	4.7	(6.8)	(10.5)	6.9	8.6
UK bank rate	0.1	1.6	2.7	2.3	1.6
US GDP[a]	5.5	1.6	(0.4)	2.4	2.7
US unemployment[d]	5.5	5.4	6.6	6.1	5.2
US HPI[e]	11.8	(1.2)	(2.1)	4.8	5.2
US federal funds rate	0.2	1.3	2.3	2.1	1.8

Upside 2 average macroeconomic variables used in the calculation of ECL
	2022	2023	2024	2025	2026
As at 31 December 2022%		%	%	%	%
UK GDP[a]	3.3	2.8	3.7	2.9	2.4
UK unemployment[b]	3.7	3.5	3.4	3.4	3.4
UK HPI[c]	8.4	8.7	7.5	4.4	4.2
UK bank rate	1.8	3.1	2.6	2.5	2.5
US GDP[a]	1.8	3.3	3.5	2.8	2.8
US unemployment[d]	3.7	3.3	3.3	3.3	3.3
US HPI[e]	11.2	5.8	5.1	4.5	4.5
US federal funds rate	2.1	3.6	2.9	2.8	2.8

	2021	2022	2023	2024	2025
As at 31 December 2021%		%	%	%	%
UK GDP[a]	6.2	7.2	4.0	2.7	2.1
UK unemployment[b]	4.8	4.5	4.1	4.0	4.0
UK HPI[c]	4.7	8.5	9.0	5.2	4.2
UK bank rate	0.1	0.2	0.5	0.5	0.3
US GDP[a]	5.5	5.3	4.1	3.5	3.4
US unemployment[d]	5.5	3.9	3.4	3.3	3.3
US HPI[e]	11.8	10.6	8.5	7.2	6.6
US federal funds rate	0.2	0.3	0.4	0.7	1.0
Notes
a    Average Real GDP seasonally adjusted change in year.
b    Average UK unemployment rate 16-year+.
c    Change in year end UK HPI = Halifax All Houses, All Buyers index, relative to prior year end.
d    Average US civilian unemployment rate 16-year+.
e    Change in year end US HPI = FHFA house price index, relative to prior year end.

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	242

Risk performance - Credit risk (continued)

Upside 1 average macroeconomic variables used in the calculation of ECL
	2022	2023	2024	2025	2026
As at 31 December 2022%		%	%	%	%
UK GDP[a]	3.3	1.0	2.3	2.4	2.1
UK unemployment[b]	3.7	4.0	3.9	3.8	3.8
UK HPI[c]	8.4	1.8	2.9	3.3	3.2
UK bank rate	1.8	3.5	3.3	3.0	2.8
US GDP[a]	1.8	1.9	2.3	2.2	2.2
US unemployment[d]	3.7	3.8	4.0	4.0	4.0
US HPI[e]	11.2	3.8	3.3	3.4	3.4
US federal funds rate	2.1	3.9	3.4	3.0	3.0

	2021	2022	2023	2024	2025
As at 31 December 2021%		%	%	%	%
UK GDP[a]	6.2	6.0	3.1	2.3	1.9
UK unemployment[b]	4.8	4.6	4.3	4.2	4.1
UK HPI[c]	4.7	5.0	5.0	3.9	3.3
UK bank rate	0.1	0.6	0.8	0.8	0.5
US GDP[a]	5.5	4.6	3.4	2.9	2.9
US unemployment[d]	5.5	4.0	3.5	3.5	3.5
US HPI[e]	11.8	8.3	7.0	6.0	5.7
US federal funds rate	0.2	0.3	0.6	1.0	1.1
Notes
a    Average Real GDP seasonally adjusted change in year.
b    Average UK unemployment rate 16-year+.
c    Change in year end UK HPI = Halifax All Houses, All Buyers index, relative to prior year end.
d    Average US civilian unemployment rate 16-year+.
e    Change in year end US HPI = FHFA house price index, relative to prior year end.

Scenario probability weighting (audited)[a]
	Upside 2	Upside 1	Baseline	Downside 1	Downside 2
	%	%	%	%	%
As at 31 December 2022
Scenario probability weighting	10.9	23.1	39.4	17.6	9.0
As at 31 December 2021
Scenario probability weighting	20.9	27.2	30.1	14.8	7.0
Note
aFor further details on changes to scenario weights see page 239.
Specific bases shows the most extreme position of each variable in the context of the downside/upside scenarios, for example, the highest unemployment for downside scenarios, average unemployment for baseline scenarios and lowest unemployment for upside scenarios. GDP and HPI downside and upside scenario data represents the lowest and highest cumulative position relative to the start point, in the 20 quarter period.

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	243

Risk performance - Credit risk (continued)

Macroeconomic variables (specific bases) (audited)[a]
	Upside 2	Upside 1	Baseline	Downside 1	Downside 2
As at 31 December 2022%		%	%	%	%
UK GDP[b]	13.9	9.4	1.4	(3.2)	(6.8)
UK unemployment[c]	3.4	3.6	4.2	6.6	8.5
UK HPI[d]	37.8	21.0	1.2	(17.9)	(35.0)
UK bank rate	0.5	0.5	3.5	6.3	8.0
US GDP[b]	14.1	9.6	1.3	(2.5)	(6.3)
US unemployment[c]	3.3	3.6	4.4	6.7	8.6
US HPI[d]	35.0	27.5	3.8	3.7	0.2
US federal funds rate	0.1	0.1	3.3	6.0	7.0

As at 31 December 2021
UK GDP[b]	21.4	18.3	3.4	(1.6)	(1.6)
UK unemployment[c]	4.0	4.1	4.5	7.0	9.2
UK HPI[d]	35.7	23.8	2.4	(12.7)	(29.9)
UK bank rate	0.1	0.1	0.7	2.8	4.0
US GDP[b]	22.8	19.6	3.4	1.5	(1.3)
US unemployment[c]	3.3	3.5	4.1	6.8	9.5
US HPI[d]	53.3	45.2	6.2	2.2	(5.0)
US federal funds rate	0.1	0.1	0.8	2.3	3.5
Average basis represents the average quarterly value of variables in the 20 quarter period with GDP and HPI based on yearly average and quarterly CAGRs respectively.

Macroeconomic variables (5 year averages) (audited)[a]
	Upside 2	Upside 1	Baseline	Downside 1	Downside 2
As at 31 December 2022%		%	%	%	%
UK GDP[e]	3.0	2.2	1.4	0.7	0.0
UK unemployment[f]	3.5	3.8	4.2	5.4	6.7
UK HPI[g]	6.6	3.9	1.2	(2.6)	(6.4)
UK bank rate	2.5	2.9	3.5	4.7	5.8
US GDP[e]	2.9	2.1	1.3	0.7	0.0
US unemployment[f]	3.4	3.9	4.4	5.5	6.7
US HPI[g]	6.2	5.0	3.8	2.5	1.2
US federal funds rate	2.8	3.1	3.3	4.3	5.2

As at 31 December 2021
UK GDP[e]	4.4	3.9	3.4	2.7	1.8
UK unemployment[f]	4.3	4.4	4.5	5.8	7.0
UK HPI[g]	6.3	4.4	2.4	0.3	(2.0)
UK bank rate	0.3	0.5	0.7	1.7	2.3
US GDP[e]	4.4	3.9	3.4	2.4	1.3
US unemployment[f]	3.9	4.0	4.1	5.7	7.1
US HPI[g]	8.9	7.7	6.2	3.6	1.4
US federal funds rate	0.5	0.6	0.8	1.5	2.1
Notes
a    UK GDP = Real GDP growth seasonally adjusted; UK unemployment = UK unemployment rate 16-year+; UK HPI = Halifax All Houses, All Buyers Index; US GDP = Real GDP growth seasonally adjusted; US unemployment = US civilian unemployment rate 16-year+; US HPI = FHFA house price index. 20 quarter period starts from Q121 (2020: Q120).
b    Maximum growth relative to Q420 (2021: Q419), based on 20 quarter period in Upside scenarios; 5-year yearly average CAGR in Baseline; minimum growth relative to Q420 (2021: Q419), based on 20 quarter period in Downside scenarios.
c    Lowest quarter in Upside scenarios; 5-year average in Baseline; highest quarter in Downside scenarios. Period based on 20 quarters from Q121 (2021: Q120).
d    Maximum growth relative to Q420 (2021: Q419), based on 20 quarter period in Upside scenarios; 5-year quarter end CAGR in Baseline; minimum growth relative to Q420 (2021: Q419), based on 20 quarter period in Downside scenarios.
e    5-year yearly average CAGR, starting 2021 (2021: 2020).
f    5-year average, Period based on 20 quarters from Q121 (2021: Q120).
g    5-year quarter end CAGR, starting Q420 (2021: Q419).

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	244

Risk performance - Credit risk (continued)
The graphs below plot the historical data for GDP growth rate and unemployment rate in the UK and US as well as the forecasted data under each of the five scenarios.

UK GDP (%)

US GDP (%)

UK unemployment (%)

US unemployment (%)
GDP growth based on year on year growth each quarter (Q/(Q-4)).

ECL under 100% weighted scenarios for modelled portfolios (audited)
The table below shows the modelled ECL assuming each of the five modelled scenarios are 100% weighted with the dispersion of results around the Baseline, highlighting the impact on exposure and ECL across the scenarios.
Model exposure uses exposure at default (EAD) values and is not directly comparable to gross exposure used in prior disclosures.

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	245

Risk performance - Credit risk (continued)

	Scenarios
As at 31 December 2022	Weighted[a]	Upside 2	Upside 1	Baseline	Downside 1	Downside 2
Stage 1 Model exposure (£m)
Home loans	144,701	147,754	146,873	145,322	142,599	138,619
Credit cards, unsecured loans and other retail lending[b,c]	81,329	81,772	81,457	81,171	80,921	80,529
Wholesale loans	186,838	194,970	192,218	188,746	181,247	167,848
Stage 1 Model ECL (£m)
Home loans	7	3	3	4	9	30
Credit cards, unsecured loans and other retail lending	592	562	579	594	604	610
Wholesale loans	325	245	274	308	382	431
Stage 1 Coverage (%)
Home loans	—	—	—	—	—	—
Credit cards, unsecured loans and other retail lending	0.7	0.7	0.7	0.7	0.7	0.8
Wholesale loans	0.2	0.1	0.1	0.2	0.2	0.3
Stage 2 Model exposure (£m)
Home loans	18,723	15,670	16,551	18,102	20,825	24,805
Credit cards, unsecured loans and other retail lending[b,c]	9,414	8,131	8,817	9,535	10,377	11,456
Wholesale loans	25,634	17,503	20,255	23,726	31,226	44,624
Stage 2 Model ECL (£m)
Home loans	33	15	18	23	45	151
Credit cards, unsecured loans and other retail lending	1,786	1,487	1,629	1,785	2,004	2,274
Wholesale loans	603	392	463	562	809	1,288
Stage 2 Coverage (%)
Home loans	0.2	0.1	0.1	0.1	0.2	0.6
Credit cards, unsecured loans and other retail lending	19.0	18.3	18.5	18.7	19.3	19.8
Wholesale loans	2.4	2.2	2.3	2.4	2.6	2.9
Stage 3 Model exposure (£m)[d]
Home loans	1,553	1,553	1,553	1,553	1,553	1,553
Credit cards, unsecured loans and other retail lending	1,606	1,606	1,606	1,606	1,606	1,606
Wholesale loans	2,855	2,855	2,855	2,855	2,855	2,855
Stage 3 Model ECL (£m)
Home loans	332	311	317	323	347	405
Credit cards, unsecured loans and other retail lending	1,033	1,011	1,023	1,034	1,048	1,059
Wholesale loans[e]	49	45	47	49	57	64
Stage 3 Coverage (%)
Home loans	21.4	20	20.4	20.8	22.3	26.1
Credit cards, unsecured loans and other retail lending	64.3	63	63.7	64.4	65.3	65.9
Wholesale loans[e]	1.7	1.6	1.6	1.7	2	2.2
Total Model ECL (£m)
Home loans	372	329	338	350	401	586
Credit cards, unsecured loans and other retail lending	3,411	3,060	3,231	3,413	3,656	3,943
Wholesale loans[e]	977	682	784	919	1,248	1,783
Total ECL	4,760	4,071	4,353	4,682	5,305	6,312

Reconciliation to total ECL	£m
Total weighted model ECL	4,760
ECL from individually assessed impairments[e]	434
ECL from non-modelled exposures and others	456
ECL from post model management adjustments	525
Of which: ECL from economic uncertainty adjustments	317
Total ECL	6,175
Notes
a    Model exposures are allocated to a stage based on an individual scenario rather than a probability-weighted approach, as required for Barclays reported impairment allowances. As a result, it is not possible to back solve the final reported weighted ECL from individual scenarios given balances may be assigned to a different stage dependent on the scenario.
b For Credit cards, unsecured loans and other retail lending, the model exposure movement between stages 1 and 2 across scenarios differs due to additional impacts from the undrawn exposure.
c For Credit cards, unsecured loans and other retail lending, the dispersion of results around Baseline has narrowed following model enhancements made during the year.
d Model exposures allocated to Stage 3 does not change in any of the scenarios as the transition criteria relies only on an observable evidence of default as at 31 December 2022 and not on macroeconomic scenario.
e Material wholesale loan defaults are individually assessed across different recovery strategies. As a result, ECL of £434m is reported as an individually assessed impairment in the reconciliation table.

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	246

Risk performance - Credit risk (continued)
The use of five scenarios with associated weighting results in a total weighted ECL uplift from the Baseline ECL of 1.7%
Home loans: Total weighted ECL of £372m represents a 6.3% increase over the Baseline ECL (£350m), with coverage ratios remaining steady across the Upside scenarios, Baseline and Downside 1 scenario. Under the Downside 2 scenarios, total ECL increases to £586m, driven by a significant fall in UK HPI (18.3)% in 2023 reflecting the non-linearity of the UK portfolio.
Credit cards, unsecured loans and other retail lending: Total weighted ECL of £3,411m is aligned to the Baseline ECL (£3,413m). The impact of the deteriorated Baseline scenario relative to the severity of the downside scenarios is greater than the impact of the higher weights applied to the Downside scenarios when compared to 2021. This results in a convergence between Baseline and Weighted ECL in 2022. Total ECL increases to £3,943m under the Downside 2 scenario, mainly driven by significant increase in UK unemployment rate to 6% and US unemployment rate to 6% in 2023
Wholesale loans: Total weighted ECL of £977m represents a 6.3% increase over the Baseline ECL (£919m). Total ECL increases to £1,783m under Downside 2 scenario, driven by a significant decrease in UK GDP to (3.4)% and US GDP to (2.7)% in 2023

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	247

Risk performance - Credit risk (continued)

	Scenarios
As at 31 December 2021	Weighted[a]	Upside 2	Upside 1	Baseline	Downside 1	Downside 2
Stage 1 Model exposure (£m)
Home loans	137,279	139,117	138,424	137,563	135,544	133,042
Credit cards, unsecured loans and other retail lending[b,c]	56,783	54,758	55,771	56,821	57,698	55,315
Wholesale loans	174,249	177,453	176,774	175,451	169,814	161,998
Stage 1 Model ECL (£m)
Home loans	4	2	2	3	6	14
Credit cards, unsecured loans and other retail lending	324	266	272	279	350	418
Wholesale loans	290	240	262	286	327	350
Stage 1 Coverage (%)
Home loans	—	—	—	—	—	—
Credit cards, unsecured loans and other retail lending	0.6	0.5	0.5	0.5	0.6	0.8
Wholesale loans	0.2	0.1	0.1	0.1	0.2	0.2
Stage 2 Model exposure (£m)
Home loans	22,915	21,076	21,769	22,631	24,649	27,151
Credit cards, unsecured loans and other retail lending[b,c]	7,500	6,447	6,757	7,084	10,689	18,452
Wholesale loans	32,256	29,052	29,732	31,054	36,692	44,507
Stage 2 Model ECL (£m)
Home loans	15	10	11	12	22	47
Credit cards, unsecured loans and other retail lending	1,114	925	988	1,058	1,497	3,295
Wholesale loans	572	431	467	528	851	1,510
Stage 2 Coverage (%)
Home loans	0.1	—	0.1	0.1	0.1	0.2
Credit cards, unsecured loans and other retail lending	14.9	14.3	14.6	14.9	14.0	17.9
Wholesale loans	1.8	1.5	1.6	1.7	2.3	3.4
Stage 3 Model exposure (£m)[d]
Home loans	1,724	1,724	1,724	1,724	1,724	1,724
Credit cards, unsecured loans and other retail lending	1,922	1,922	1,922	1,922	1,922	1,922
Wholesale loans	1,811	1,811	1,811	1,811	1,811	1,811
Stage 3 Model ECL (£m)
Home loans	303	292	295	299	320	346
Credit cards, unsecured loans and other retail lending	1,255	1,236	1,245	1,255	1,277	1,297
Wholesale loans[e]	323	321	322	323	326	332
Stage 3 Coverage (%)
Home loans	17.6	16.9	17.1	17.3	18.6	20.1
Credit cards, unsecured loans and other retail lending	65.3	64.3	64.8	65.3	66.4	67.5
Wholesale loans[e]	17.8	17.7	17.8	17.8	18.0	18.3
Total Model ECL (£m)
Home loans	322	304	308	314	348	407
Credit cards, unsecured loans and other retail lending	2,693	2,427	2,505	2,592	3,124	5,010
Wholesale loans[e]	1,185	992	1,051	1,137	1,504	2,192
Total ECL	4,200	3,723	3,864	4,043	4,976	7,609

Reconciliation to total ECL	£m
Total weighted model ECL	4,200
ECL from individually assessed impairments[e]	524
ECL from non-modelled exposures and others	74
ECL from post model management adjustments[f]	1,486
Of which: ECL from economic uncertainity adjustments	1,692
Total ECL	6,284
Notes
a     Model exposures are allocated to a stage based on an individual scenario rather than a probability-weighted approach, as required for Barclays reported impairment allowances. As a result, it is not possible to back solve the final reported weighted ECL from individual scenarios given balances may be assigned to a different stage dependent on the scenario.
b For Credit cards, unsecured loans and other retail lending, the model exposure movement between stages 1 and 2 across scenarios differs due to additional impacts from the undrawn exposure.
c     In 2021, Loans & Advances at Amortised Cost were used as Modelled Exposure for the International Consumer Bank within this disclosure. The process was revised in 2022 to incorporate Exposure at Default (EAD) with no impact to ECL. This has been represented in Prior Year comparatives.
d Model exposures allocated to Stage 3 does not change in any of the scenarios as the transition criteria relies only on an observable evidence of default as at 31 December 2021 and not on macroeconomic scenario.
e Material wholesale loan defaults are individually assessed across different recovery strategies. As a result, ECL of £524m is reported as an individually assessed impairment in the reconciliation table.
f Post Model Adjustments include negative adjustments reflecting operational post model adjustments.

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	248

Risk performance - Credit risk (continued)
Analysis of the concentration of credit risk
A concentration of credit risk exists when a number of counterparties are located in a common geographical region or are engaged in similar activities and have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions. The Group implements limits on concentrations in order to mitigate the risk. The analysis of credit risk concentrations presented below are based on the location of the counterparty or customer or the industry in which they are engaged. Further detail on the Group policies with regard to managing concentration risk is presented in the Barclays PLC Pillar 3 Report 2022 (unaudited).
Geographic concentrations
As at 31 December 2022, the geographic concentration of the Group’s assets remained broadly consistent with 2021. Exposure concentrated in the UK was 38% (2021: 40%), in the Americas 37% (2021: 35%) and in Europe 18% (2021: 19%).

Credit risk concentrations by geography (audited)
	United Kingdom	Americas	Europe	Asia	Africa and Middle East	Total
	£m	£m	£m	£m	£m	£m
As at 31 December 2022
On-balance sheet:
Cash and balances at central banks	129,000	49,830	73,677	3,553	291	256,351
Cash collateral and settlement balances	42,442	36,572	22,058	10,467	1,058	112,597
Loans and advances at amortised cost	270,554	74,851	32,484	15,504	5,386	398,779
Reverse repurchase agreements and other similar secured lending	—	127	380	262	7	776
Trading portfolio assets	9,333	35,490	16,970	5,299	1,581	68,673
Financial assets at fair value through the income statement	30,024	106,741	41,355	20,538	8,819	207,477
Derivative financial instruments	99,053	101,407	77,146	22,299	2,475	302,380
Financial assets at fair value through other comprehensive income	7,692	25,666	18,842	12,562	292	65,054
Other assets	1,473	115	61	4	3	1,656
Total on-balance sheet	589,571	430,799	282,973	90,488	19,912	1,413,743

Off-balance sheet:
Contingent liabilities	6,485	11,297	4,811	1,210	402	24,205
Loan commitments	103,575	240,356	44,479	4,334	2,764	395,508
Total off-balance sheet	110,060	251,653	49,290	5,544	3,166	419,713
Total	699,631	682,452	332,263	96,032	23,078	1,833,456

As at 31 December 2021
On-balance sheet:
Cash and balances at central banks	114,959	38,735	76,846	7,789	245	238,574
Cash collateral and settlement balances	34,249	28,469	21,822	7,260	742	92,542
Loans and advances at amortised cost	270,261	51,599	24,352	11,039	4,200	361,451
Reverse repurchase agreements and other similar secured lending	9	123	401	2,508	186	3,227
Trading portfolio assets	12,926	29,539	15,092	4,943	889	63,389
Financial assets at fair value through the income statement	28,737	95,478	30,083	21,800	9,999	186,097
Derivative financial instruments	78,710	92,010	75,247	14,709	1,896	262,572
Financial assets at fair value through other comprehensive income	7,661	27,391	19,235	6,164	400	60,851
Other assets	949	223	39	1	—	1,212
Total on-balance sheet	548,461	363,567	263,117	76,213	18,557	1,269,915

Off-balance sheet:
Contingent liabilities	5,527	10,328	3,957	1,131	403	21,346
Loan commitments	105,844	192,303	40,523	5,104	1,937	345,711
Total off-balance sheet	111,371	202,631	44,480	6,235	2,340	367,057
Total	659,832	566,198	307,597	82,448	20,897	1,636,972
Industry concentrations
The concentration of the Group’s assets by industry remained broadly consistent year on year. As at 31 December 2022, total assets concentrated in banks and other financial institutions was 39% (2021: 38%), predominantly within derivative financial instruments. The proportion of the overall balance concentrated in governments and central banks was 22% (2021: 23%), cards, unsecured loans and other personal lending was 11% (2021: 10%) and in home loans remained stable at 10% (2021: 11%). Further details on material and emerging risks can be found on pages 191 to 203.

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	249

Risk performance - Credit risk (continued)

Credit risk concentrations by industry (audited)
	Banks	Other financial insti- tutions	Manu- facturing	Const- ruction and property	Govern- ment and central bank	Energy and water	Whole- sale and retail distri- bution and leisure	Business and other services	Home loans	Cards, unsecured loans and other personal lending	Other	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
As at 31 December 2022
On-balance sheet:
Cash and balances at central banks	731	63	—	—	255,557	—	—	—	—	—	—	256,351
Cash collateral and settlement balances	15,083	78,740	229	67	17,265	269	136	167	—	55	586	112,597
Loans and advances at amortised cost	9,726	49,181	8,025	26,029	33,989	5,626	11,362	19,020	173,815	50,913	11,093	398,779
Reverse repurchase agreements and other similar secured lending	634	92	—	—	50	—	—	—	—	—	—	776
Trading portfolio assets	4,663	9,314	5,007	1,405	36,355	2,330	789	2,782	—	—	6,028	68,673
Financial assets at fair value through the income statement	30,838	149,328	712	3,524	16,609	197	479	4,053	1,255	—	482	207,477
Derivative financial instruments	127,391	153,013	4,095	597	3,027	4,778	1,541	3,175	—	—	4,763	302,380
Financial assets at fair value through other comprehensive income	14,205	3,918	—	758	45,682	—	—	112	—	—	379	65,054
Other assets	494	975	9	3	1	1	1	118	17	28	9	1,656
Total on-balance sheet	203,765	444,624	18,077	32,383	408,535	13,201	14,308	29,427	175,087	50,996	23,340	1,413,743

Off-balance sheet:
Contingent liabilities	1,108	6,193	3,695	1,430	1,818	3,891	1,165	2,627	—	143	2,135	24,205
Loan commitments	1,840	65,671	44,951	12,599	1,501	29,607	16,759	25,137	12,223	158,599	26,621	395,508
Total off-balance sheet	2,948	71,864	48,646	14,029	3,319	33,498	17,924	27,764	12,223	158,742	28,756	419,713
Total	206,713	516,488	66,723	46,412	411,854	46,699	32,232	57,191	187,310	209,738	52,096	1,833,456

As at 31 December 2021
On-balance sheet:
Cash and balances at central banks	52	74	—	—	238,448	—	—	—	—	—	—	238,574
Cash collateral and settlement balances	14,811	61,581	320	79	14,526	390	60	366	—	68	341	92,542
Loans and advances at amortised cost	8,519	32,332	6,701	25,722	30,827	4,345	11,455	19,113	169,205	42,198	11,034	361,451
Reverse repurchase agreements and other similar secured lending	645	2,049	—	—	533	—	—	—	—	—	—	3,227
Trading portfolio assets	2,586	8,817	4,881	1,097	32,574	4,043	1,734	4,716	—	—	2,941	63,389
Financial assets at fair value through the income statement	26,074	131,264	771	7,999	13,945	87	181	3,753	1,595	—	428	186,097
Derivative financial instruments	120,666	117,400	4,169	1,898	7,233	3,544	1,172	2,696	—	—	3,794	262,572
Financial assets at fair value through other comprehensive income	14,441	4,274	—	662	40,872	—	—	455	—	—	147	60,851
Other assets	618	450	1	3	8	—	2	104	—	21	5	1,212
Total on-balance sheet	188,412	358,241	16,843	37,460	378,966	12,409	14,604	31,203	170,800	42,287	18,690	1,269,915

Off-balance sheet:
Contingent liabilities	1,006	5,356	3,080	1,341	1,682	3,284	1,209	2,518	—	73	1,797	21,346
Loan commitments	1,395	55,071	42,587	16,673	1,362	26,461	16,299	25,682	11,656	121,680	26,845	345,711
Total off-balance sheet	2,401	60,427	45,667	18,014	3,044	29,745	17,508	28,200	11,656	121,753	28,642	367,057
Total	190,813	418,668	62,510	55,474	382,010	42,154	32,112	59,403	182,456	164,040	47,332	1,636,972

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	250

Risk performance - Credit risk (continued)
The approach to management and representation of credit quality
Asset credit quality
The credit quality distribution is based on the IFRS 9 12-month probability of default (PD) at the reporting date to ensure comparability with other ECL disclosures in the Expected Credit Losses section.
The following internal measures are used to determine credit quality for loans:

PD Range %	Internal Default Grade Band	Default Probability			Credit Quality description	Moody’s	Standard and Poor’s
		>Min	Mid	<=Max
0.00 to < 0.15	1	0.00%	0.01%	0.02%	Strong	Aaa, Aa1, Aa2	AAA, AA+, AA
	2	0.02%	0.03%	0.03%		Aa3	AA-
	3	0.03%	0.04%	0.05%		A1, A2, A3	A+
	4	0.05%	0.08%	0.10%		A1, A2, A3	A, A-
	5	0.10%	0.13%	0.15%		Baa1	BBB+
0.15 to < 0.25	6	0.15%	0.18%	0.20%	Strong	Baa2	BBB
	7	0.20%	0.23%	0.25%		Baa3	BBB
0.25 to < 0.50	8	0.25%	0.28%	0.30%	Strong	Baa3	BBB-
	9	0.30%	0.35%	0.40%		Baa3	BBB-
	10	0.40%	0.45%	0.50%		Ba1	BB+
0.50 to < 0.75	11	0.50%	0.55%	0.60%	Strong	Ba1	BB+
	12	0.60%	0.68%	0.75%	Satisfactory	Ba2, Ba3	BB, BB-
0.75 to < 2.50	12	0.75%	0.98%	1.20%	Satisfactory	Ba2, Ba3	BB, BB-
	13	1.20%	1.38%	1.55%		Ba3	BB-
	14	1.55%	1.85%	2.15%		Ba3	B+
	15	2.15%	2.33%	2.50%		B1	B+
2.50 to < 10.00	15	2.50%	2.78%	3.05%	Satisfactory	B1	B+
	16	3.05%	3.75%	4.45%		B2	B+
	17	4.45%	5.40%	6.35%		B3, Caa1	B
	18	6.35%	7.50%	8.65%		B3, Caa1	B-
	19	8.65%	9.35%	10.00%		B3, Caa1	CCC+
10.00 to < 100.00	19	10.00%	10.68%	11.35%	Higher risk	B3, Caa1	CCC+
	20	11.35%	15.00%	18.65%		Caa2	CCC
	21	18.65%	30.00%	99.99%		Caa3, Ca, C	CCC-, CC+ ,CC, C
100.00 (Default)	22	100%			Credit Impaired	D	D
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

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	251

Risk performance - Credit risk (continued)
Balance sheet credit quality
The following tables present the credit quality of the Group’s assets exposed to credit risk.
Overview
As at 31 December 2022, the ratio of the Group’s on-balance sheet assets classified as strong (0.0 to <0.60%) remained stable at 87% (2021: 87%) of total assets exposed to credit risk. Further analysis of debt securities by issuer and issuer type and netting and collateral arrangements on derivative financial instruments is presented in the Analysis of debt securities section and Analysis of derivatives section.

Balance sheet credit quality (audited)
	PD range			Total	PD range			Total
	0.0 to <0.60%	0.60 to <11.35%	11.35 to 100%		0.0 to <0.60%	0.60 to <11.35%	11.35 to 100%
	£m	£m	£m	£m	%	%	%	%
As at 31 December 2022
Cash and balances at central banks	256,351	—	—	256,351	100	—	—	100
Cash collateral and settlement balances	101,365	10,944	288	112,597	90	10	—	100
Loans and advances at amortised cost:
Home loans	167,368	3,866	2,536	173,770	97	2	1	100
Credit cards, unsecured loans and other retail lending	22,364	26,107	2,233	50,704	45	51	4	100
Wholesale loans	128,881	40,327	5,097	174,305	74	23	3	100
Total loans and advances at amortised cost	318,613	70,300	9,866	398,779	80	18	2	100
Reverse repurchase agreements and other similar secured lending	776	—	—	776	100	—	—	100
Trading portfolio assets:
Debt securities	50,253	4,891	331	55,475	90	9	1	100
Traded loans	3,214	8,273	1,711	13,198	24	63	13	100
Total trading portfolio assets	53,467	13,164	2,042	68,673	78	19	3	100
Financial assets at fair value through the income statement:
Loans and advances	14,684	24,630	115	39,429	38	62	—	100
Debt securities	2,122	1,062	65	3,249	65	33	2	100
Reverse repurchase agreements	124,794	38,339	1,548	164,681	76	23	1	100
Other financial assets	98	20	—	118	83	17	—	100
Total financial assets at fair value through the income statement	141,698	64,051	1,728	207,477	68	31	1	100
Derivative financial instruments	284,491	17,606	283	302,380	94	6	—	100
Financial assets at fair value through other comprehensive income	65,051	3		65,054	100	—	—	100
Other assets	1,599	57		1,656	97	3	—	100
Total on-balance sheet	1,223,411	176,125	14,207	1,413,743	87	12	1	100

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	252

Risk performance - Credit risk (continued)

Balance sheet credit quality (audited)
	PD range			Total	PD range			Total
	0.0 to <0.60%	0.60 to <11.35%	11.35 to 100%		0.0 to <0.60%	0.60 to <11.35%	11.35 to 100%
	£m	£m	£m	£m	%	%	%	%
As at 31 December 2021
Cash and balances at central banks	238,574	—	—	238,574	100	—	—	100
Cash collateral and settlement balances	83,257	9,275	10	92,542	90	10	—	100
Loans and advances at amortised cost:
Home loans	161,314	5,547	2,344	169,205	96	3	1	100
Credit cards, unsecured loans and other retail lending	25,664	14,293	1,836	41,793	62	34	4	100
Wholesale loans	104,823	40,437	5,193	150,453	70	27	3	100
Total loans and advances at amortised cost	291,801	60,277	9,373	361,451	80	17	3	100
Reverse repurchase agreements and other similar secured lending	3,141	86	—	3,227	97	3	—	100
Trading portfolio assets:
Debt securities	44,652	5,735	477	50,864	88	11	1	100
Traded loans	2,172	10,144	209	12,525	17	81	2	100
Total trading portfolio assets	46,824	15,879	686	63,389	74	25	1	100
Financial assets at fair value through the income statement:
Loans and advances	19,642	18,979	46	38,667	51	49	—	100
Debt securities	1,389	864	52	2,305	61	37	2	100
Reverse repurchase agreements	108,437	36,047	530	145,014	75	25	—	100
Other financial assets	93	18	—	111	84	16	—	100
Total financial assets at fair value through the income statement	129,561	55,908	628	186,097	70	30	—	100
Derivative financial instruments	246,628	15,678	266	262,572	94	6	—	100
Financial assets at fair value through other comprehensive income	60,845	6	—	60,851	100	—	—	100
Other assets	1,155	55	2	1,212	95	5	—	100
Total on-balance sheet	1,101,786	157,164	10,965	1,269,915	87	12	1	100

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	253

Risk performance - Credit risk (continued)
Credit exposures by internal PD grade
The below tables represent credit risk profile by PD grade for loans and advances at amortised cost, contingent liabilities and loan commitments.
Stage 1 higher risk assets, presented gross of associated collateral held, are of weaker credit quality but have not significantly deteriorated since origination.
IFRS 9 Stage 1 and Stage 2 classification is not dependent solely on the absolute probability of default but on elements that determine a Significant Increase in Credit Risk (see Note 8), including relative movement in probability of default since initial recognition. There is therefore no direct relationship between credit quality and IFRS 9 stage classification.

Credit risk profile by internal PD grade for loans and advances at amortised cost (audited)
			Gross carrying amount				Allowance for ECL				Net exposure	Coverage ratio
Grading	PD range	Credit quality description	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	%		£m	£m	£m	£m	£m	£m	£m	£m	£m	%
As at 31 December 2022
1 - 3	0.0 to <0.05%	Strong	108,494	1,787	5	110,286	16	23	3	42	110,244	—
4 - 5	0.05 to <0.15%	Strong	120,780	9,093	—	129,873	27	6	—	33	129,840	—
6 - 8	0.15 to <0.30%	Strong	27,895	7,339	—	35,234	37	23	—	60	35,174	0.2
9 - 11	0.30 to <0.60%	Strong	39,868	3,635	—	43,503	120	28	—	148	43,355	0.3
12 - 14	0.60 to <2.15%	Satisfactory	27,855	6,856	—	34,711	302	247	—	549	34,162	1.6
15 - 19	2.15 to <10%	Satisfactory	12,212	3,932	—	16,144	160	539	—	699	15,445	4.3
19	10 to <11.35%	Satisfactory	12,320	9,189	—	21,509	328	488	—	816	20,693	3.8
20 - 21	11.35 to <100%	Higher Risk	1,121	4,909	—	6,030	67	962	—	1,029	5,001	17.1
22	100%	Credit Impaired	—	—	7,081	7,081	—	—	2,216	2,216	4,865	31.3
Total			350,545	46,740	7,086	404,371	1,057	2,316	2,219	5,592	398,779	1.4

As at 31 December 2021
1 - 3	0.0 to <0.05%	Strong	95,795	1,554	—	97,349	283	8	—	291	97,058	0.3
4 - 5	0.05 to <0.15%	Strong	83,818	3,584	—	87,402	19	3	—	22	87,380	—
6 - 8	0.15 to <0.30%	Strong	58,409	9,722	—	68,131	41	12	—	53	68,078	0.1
9 - 11	0.30 to <0.60%	Strong	35,794	3,649	—	39,443	129	29	—	158	39,285	0.4
12 - 14	0.60 to <2.15%	Satisfactory	30,654	7,090	—	37,744	326	264	—	590	37,154	1.6
15 - 19	2.15 to <10%	Satisfactory	7,977	6,645	—	14,622	230	780	—	1,010	13,612	6.9
19	10 to <11.35%	Satisfactory	5,572	4,364	—	9,936	99	326	—	425	9,511	4.3
20 - 21	11.35 to <100%	Higher Risk	846	4,485	—	5,331	79	593	—	672	4,659	12.6
22	100%	Credit Impaired	—	—	7,235	7,235	—	—	2,521	2,521	4,714	34.8
Total			318,865	41,093	7,235	367,193	1,206	2,015	2,521	5,742	361,451	1.6

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	254

Risk performance - Credit risk (continued)

Credit risk profile by internal PD grade for contingent liabilities (audited)[a]
			Gross carrying amount				Allowance for ECL				Net exposure	Coverage ratio
Grading	PD range	Credit quality description	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	%		£m	£m	£m	£m	£m	£m	£m	£m	£m	%
As at 31 December 2022
1 - 3	0.0 to <0.05%	Strong	5,695	149	—	5,844	7	1	—	8	5,836	0.1
4 - 5	0.05 to <0.15%	Strong	4,210	348	—	4,558	2	1	—	3	4,555	0.2
6 - 8	0.15 to <0.30%	Strong	2,733	180	—	2,913	3	3	—	6	2,907	0.2
9 - 11	0.30 to <0.60%	Strong	3,161	214	—	3,375	8	1	—	9	3,366	0.3
12 - 14	0.60 to <2.15%	Satisfactory	1,989	751	—	2,740	21	6	—	27	2,713	1.0
15 - 19	2.15 to <10%	Satisfactory	910	496	—	1,406	8	17	—	25	1,381	1.8
19	10 to <11.35%	Satisfactory	716	190	—	906	41	18	—	59	847	6.5
20 - 21	11.35 to <100%	Higher Risk	58	440	—	498	2	64	—	66	432	13.3
22	100%	Credit Impaired	—	—	542	542	—	—	3	3	539	0.6
Total			19,472	2,768	542	22,782	92	111	3	206	22,576	0.9

As at 31 December 2021
1 - 3	0.0 to <0.05%	Strong	6,389	172	—	6,561	8	1	—	9	6,552	0.1
4 - 5	0.05 to <0.15%	Strong	2,929	503	—	3,432	2	2	—	4	3,428	0.1
6 - 8	0.15 to <0.30%	Strong	1,996	199	—	2,195	2	2	—	4	2,191	0.2
9 - 11	0.30 to <0.60%	Strong	2,794	216	—	3,010	4	1	—	5	3,005	0.2
12 - 14	0.60 to <2.15%	Satisfactory	1,990	287	—	2,277	19	8	—	27	2,250	1.2
15 - 19	2.15 to <10%	Satisfactory	817	479	—	1,296	5	10	—	15	1,281	1.2
19	10 to <11.35%	Satisfactory	607	254	—	861	21	42	—	63	798	7.3
20 - 21	11.35 to <100%	Higher Risk	141	1,162	—	1,303	3	77	—	80	1,223	6.1
22	100%	Credit Impaired	—	—	180	180	—	—	2	2	178	1.1
Total			17,663	3,272	180	21,115	64	143	2	209	20,906	1.0

Credit risk profile by internal PD grade for loan commitments (audited)[a]
			Gross carrying amount				Allowance for ECL				Net exposure	Coverage ratio
Grading	PD range	Credit quality description	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	%		£m	£m	£m	£m	£m	£m	£m	£m	£m	%
As at 31 December 2022
1 - 3	0.0 to <0.05%	Strong	78,077	752	—	78,829	3	1	—	4	78,825	—
4 - 5	0.05 to <0.15%	Strong	85,917	4,004	—	89,921	7	1	—	8	89,913	—
6 - 8	0.15 to <0.30%	Strong	67,381	2,349	—	69,730	13	2	—	15	69,715	—
9 - 11	0.30 to <0.60%	Strong	57,553	2,081	—	59,634	15	4	—	19	59,615	—
12 - 14	0.60 to <2.15%	Satisfactory	33,465	6,681	—	40,146	50	28	—	78	40,068	0.2
15 - 19	2.15 to <10%	Satisfactory	19,398	4,010	—	23,408	32	38	—	70	23,338	0.3
19	10 to <11.35%	Satisfactory	10,976	4,058	—	15,034	30	48	—	78	14,956	0.5
20 - 21	11.35 to <100%	Higher Risk	706	3,991	—	4,697	3	82	—	85	4,612	1.8
22	100%	Credit Impaired	—	—	638	638	—	—	20	20	618	3.1
Total			353,473	27,926	638	382,037	153	204	20	377	381,660	0.1

As at 31 December 2021
1 - 3	0.0 to <0.05%	Strong	104,204	3,034	—	107,238	6	4	—	10	107,228	—
4 - 5	0.05 to <0.15%	Strong	68,986	5,524	—	74,510	10	5	—	15	74,495	—
6 - 8	0.15 to <0.30%	Strong	30,968	2,387	—	33,355	8	6	—	14	33,341	—
9 - 11	0.30 to <0.60%	Strong	40,539	2,524	—	43,063	8	6	—	14	43,049	—
12 - 14	0.60 to <2.15%	Satisfactory	30,065	4,713	—	34,778	81	30	—	111	34,667	0.3
15 - 19	2.15 to <10%	Satisfactory	7,091	3,516	—	10,607	21	37	—	58	10,549	0.5
19	10 to <11.35%	Satisfactory	10,407	3,091	—	13,498	8	13	—	21	13,477	0.2
20 - 21	11.35 to <100%	Higher Risk	2,219	6,754	—	8,973	11	58	—	69	8,904	0.8
22	100%	Credit Impaired	—	—	1,118	1,118	—	—	21	21	1,097	1.9
Total			294,479	31,543	1,118	327,140	153	159	21	333	326,807	0.1
Note
a    Excludes loan commitments and financial guarantees of £14.9bn (2021: £18.8bn) carried at fair value.

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	255

Risk performance - Credit risk (continued)
Analysis of specific portfolios and asset types
This section provides an analysis of principal portfolios and businesses, in particular, home loans, credit cards, unsecured loans and other retail lending and a summary of government supported loans.
Secured home loans
The UK home loans portfolio comprises first lien home loans and accounts for 93% (2021: 93%) of the Group’s total home loan balances.

Home loans principal portfolios
	Barclays UK
As at 31 December	2022	2021
Gross loans and advances (£m)	162,380	158,192
>90 day arrears, excluding recovery book (%)	0.1	0.1
Annualised gross charge-off rates (%)	0.5	0.5
Recovery book proportion of outstanding balances (%)	0.5	0.6
Recovery book impairment coverage ratio (%)	5.2	4.2
Within the UK home loans portfolio:
•gross loans and advances increased by £4.2bn (2.7%) following an increase in Residential (3.2%), while Buy to Let (BTL) remained broadly stable.
•owner-occupied interest-only home loans comprised 17% (2021: 19%) of total balances. The average balance weighted LTV on owner occupied loans remained stable at 50.0% (2021: 50.3%).
•BTL home loans comprised 12.7% (2021: 13.1%) of total balances. In BTL, the average balance weighted LTV remained stable at 53.2% (2021: 53.4%).

Home loans principal portfolios - distribution of balances by LTV[a]
	Distribution of Balances				Distribution of impairment allowance				Coverage ratio
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Barclays UK	%	%	%	%	%	%	%	%	%	%	%	%
As at 31 December 2022
<=75%	78.8	10.5	0.8	90.1	10.2	30.8	33.2	74.2	—	0.2	2.9	0.1
>75% and <=90%	8.8	0.5	—	9.3	3.9	9.7	5.2	18.8	—	1.4	30.8	0.1
>90% and <=100%	0.6	—	—	0.6	0.3	0.3	2.4	3.0	—	1.5	85.0	0.4
>100%	—	—	—	—	0.1	0.6	3.3	4.0	0.4	21.4	64.9	13.1
As at 31 December 2021
<=75%	77.2	11.3	0.7	89.2	8.3	17.7	31.9	57.9	—	0.1	2.4	—
>75% and <=90%	9.3	0.6	—	9.9	4.8	10.7	11.7	27.2	0.0	1.0	22.6	0.1
>90% and <=100%	0.9	—	—	0.9	0.9	1.0	2.9	4.8	0.1	1.9	87.5	0.3
>100%	0.0	—	—	0.0	0.2	1.0	8.9	10.1	0.4	6.4	100.0	14.1
Note
a    Portfolio marked to market based on the most updated valuation including recovery book balances. Updated valuations reflect the application of the latest HPI available as at 31 December 2022.

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	256

Risk performance - Credit risk (continued)

Home loans principal portfolios – average LTV
	Barclays UK
As at 31 December	2022	2021
Overall portfolio LTV (%):
Balance weighted %	50.4	50.7
Valuation weighted %	37.3	37.5
For >100% LTVs:
Balances £m	34	58
Marked to market collateral £m	26	47
Average LTV: Balance weighted %	210.6	160.9
Average LTV: Valuation weighted %	145.5	129.1
% of Balances in Recoveries	18.9	14.5

Home loans principal portfolios - new lending
	Barclays UK
As at 31 December 2022	2022	2021
New Home loan bookings (£m)	30,307	33,945
New home loan proportion above 90% LTV (%)	2.8	1.9
Average LTV on new home loan: balance weighted (%)	68.1	69.5
Average LTV on new home loan: valuation weighted (%)	59.6	61.9

New bookings: New lending in 2022 was £30.3bn, a reduction of 11% on 2021. This was mainly driven by economic conditions that resulted in general mortgage market suppression, including higher mortgage payments as rates continued to rise and increased cost of living factors in line with inflation.
Head Office: Italian home loans and advances at amortised cost reduced to £4.5bn (2021: £4.7bn) and continue to run-off since new bookings ceased in 2016. The portfolio is secured on residential property with an average balance weighted mark to market LTV of 58.8% (2021: 60.4%). 90-day arrears decreased to 1.2% (2021: 1.3%), gross charge-off rate increased to 0.6% (2021: 0.3%) due to a combination of affordability stress related to rising inflation and interest rates, and the particularly low rate observed in 2021 due to the COVID portfolio improvements.

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	257

Risk performance - Credit risk (continued)
Credit cards, unsecured loans and other retail lending
The principal portfolios listed below accounted for 85% (2021: 82%) of the Group’s total credit cards, unsecured loans and other retail lending.

Credit cards and unsecured loans principal portfolios
	Gross exposure	30 day arrears rate, excluding recoveries book	90 day arrears rate, excluding recoveries book	Annualised gross write-off rates	Annualised net write-off rates
	£m	%	%	%	%
As at 31 December 2022
Barclays UK
UK cards	9,939	0.9	0.2	3.7	3.6
UK personal loans	4,023	1.4	0.6	4.1	3.8
Barclays Partner Finance	2,612	0.5	0.2	0.7	0.7
Barclays International
US cards	25,554	2.2	1.2	2.4	2.3
Germany consumer lending	4,269	1.7	0.7	0.7	0.6
As at 31 December 2021
Barclays UK
UK cards	9,933	1.0	0.2	4.1	4.0
UK personal loans	4,011	1.5	0.7	3.5	3.2
Barclays Partner Finance	2,471	0.4	0.2	1.4	1.4
Barclays International
US cards	17,779	1.6	0.8	4.3	4.2
Germany consumer lending	3,559	1.5	0.7	0.9	0.8
UK cards: 30 day arrears rate reduced marginally to 0.9% (2021: 1.0%) and 90 day arrears rate remained stable at 0.2% (2021: 0.2%), whilst total exposure was stable at £9.9bn. Both the gross and net write off rates decreased by 0.4% due to reduced debt sales and monthly delinquency flows.
UK personal loans: 30 and 90 day arrears rates have reduced marginally to 1.4% (2021: 1.5%) and 0.6% (2021: 0.7%) respectively, whilst total exposure was stable at £4.0bn. Both the annualised gross and net write off rates increased by 0.6% due to increased regular debt sales.
Barclays Partner Finance: 30 day arrears rate increased slightly to 0.5% (2021: 0.4%) and 90 day arrears rate remained stable at 0.2% (2021: 0.2%), reflecting marginally higher entry rates with stable flows through the delinquency cycles. Total exposure grew by £0.1bn to £2.6bn (2021: £2.5bn) as a result of increased sales. Both the annualised gross and net write off rates decreased by 0.7% as a result of the reducing delinquent stock and subsequent flow into recoveries.
US cards: Balances increased due to the acquisition of the Gap portfolio in June 2022, movement in the USD/GBP exchange rate and core portfolio growth. 30 and 90 day arrears rates increased to 2.2% (2021: 1.6%) and 1.2% (2021: 0.8%) due to the partial normalisation of customer behaviour and the acquisition of the Gap portfolio, though rates remain below pre-pandemic levels. Write-off rates decreased reflecting portfolio growth and the impact of lower charge offs in 2021 due to the benefit of government support schemes .
Germany consumer lending: 30 day arrears rate increased to 1.7% (2021: 1.5%) due to increased macroeconomic uncertainty in Europe, though the rate was consistent with pre-pandemic levels.

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	258

Risk performance - Credit risk (continued)
Government supported loans
Throughout the COVID-19 pandemic Barclays has supported its customers and clients by participating in the UK Government's Bounce Back Loan Scheme (BBLS), Coronavirus Business Interruption Loan Scheme (CBILS), Coronavirus Large Business Interruption Loan Scheme (CLBILS) and Recovery Loan Scheme (RLS).

Government supported loans
	Gross exposure				Impairment allowance			Impairment coverage		Government guaranteed exposure
	Stage 1	Stage 2	Stage 3	Total	Modelled impairment	Management adjustment	Impairment post management adjustment	Pre management adjustment	Post management adjustment	Total
	£m	£m	£m	£m	£m	£m	£m	%	%	£m
As at 31 December 2022
Barclays UK
BBLS	3,066	2,903	618	6,587	6	27	33	0.1	0.5	6,554
CBILS	286	396	66	748	22	(9)	13	2.9	1.7	598
RLS	13	4	1	18	—	—	—	—	—	14
Barclays International
CBILS	306	154	8	468	5	—	5	1.1	1.1	375
CLBILS	67	32	13	112	2	—	2	2.1	2.1	89
RLS	17	3	1	21	—	—	—	1.5	1.5	16
Total	3,755	3,492	707	7,954	35	18	53	0.4	0.7	7,646

As at 31 December 2021
Barclays UK
BBLS	7,881	797	704	9,382	396	(380)	16	4.2	0.2	9,366
CBILS	900	110	47	1,057	12	(7)	5	1.1	0.5	845
RLS	11	—	1	12	—	—	—	2.7	2.7	10
Barclays International
CBILS	619	146	6	771	5	—	5	0.6	0.6	617
CLBILS	163	56	2	221	1	—	1	0.4	0.4	177
RLS	1	—	—	1	—	—	—	4.7	4.7	1
Total	9,575	1,109	760	11,444	414	(387)	27	3.6	0.2	11,016
The BBLS and CBILS schemes were launched to provide financial support to smaller and medium-sized businesses and CLBILS for larger businesses in the UK who may experience financial difficulties as a result of the COVID-19 outbreak. The RLS aims to help UK businesses access finance as they recover and grow following the COVID-19 pandemic. These loans are guaranteed by the government at 100% for BBLS and 80% for CBILS, CLBILS and RLS (70% for RLS issued post January 1, 2022) as at the balance sheet date.
Management adjustment of £(380)m applied in December 2021 has been discontinued following an update in the underlying ECL model that now fully recognises the 100% government guarantee against BBLS exposure within BUK Business Banking. However, we continue to hold the £(9)m (December 2021: £(7)m) adjustment against CBILS as the 80% government guarantee is not fully recognised in the models. In instances where Barclays has assessed the BBLS exposure to have not met strict assessment criteria, no claim has been made against the government guarantee resulting in an impairment allowance against these loans of £33m (December 2021: £16m) as at the balance sheet date.
Additionally, while the government supported loans are covered by guarantees, many BBLS customers have other financing arrangements with Barclays which are not covered by the government guarantee. Noting the elevated levels of delinquency across the BBLS population, Barclays has continued to apply management adjustment of £0.1bn to BBLS customers outside the scheme.

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	259

Risk performance - Credit risk (continued)
Forbearance
Forbearance measures consist of concessions towards a debtor that is experiencing or about to experience difficulties in meeting their financial commitments ("financial difficulties").

Analysis of forbearance programmes
	Balances				Impairment allowance
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	£m	£m	£m	£m	£m	£m	£m	£m
As at 31 December 2022
Barclays UK	83	151	455	689	1	26	145	172
Barclays International	1	3	243	247	—	—	114	114
Head Office	20	30	101	151	—	2	15	17
Total retail	104	184	799	1,087	1	28	274	303
Barclays UK	58	127	519	704	1	4	47	52
Barclays International	—	903	698	1,601	—	21	108	129
Head Office	—	—	—	—	—	—	—	—
Total wholesale	58	1,030	1,217	2,305	1	25	155	181
Group total	162	1,214	2,016	3,392	2	53	429	484

As at 31 December 2021
Barclays UK	140	140	737	1,017	2	46	284	332
Barclays International	1	3	244	248	—	1	152	153
Head Office	—	—	116	116	—	—	15	15
Total retail	141	143	1,097	1,381	2	47	451	500
Barclays UK	59	76	494	629	—	2	48	50
Barclays International	—	1,051	961	2,012	—	38	321	359
Head Office	—	—	—	—	—	—	—	—
Total wholesale	59	1,127	1,455	2,641	—	40	369	409
Group total	200	1,270	2,552	4,022	2	87	820	909
Retail balances on forbearance decreased by 21%, reflecting a decrease in UK cards and UK personal loans, driven by lower entries into forbearance.
Wholesale balances subject to forbearance decreased to £2.3bn (2021: £2.6bn) with reductions in exposure in Corporate Bank and Investment Bank of £204m and £127m respectively. Impairment allowances reduced to £181m (2021: £409m) following a range of notable write offs. Barclays International accounted for 69% of wholesale forbearance with corporate cases representing 84% of these balances.

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	260

Risk performance - Credit risk (continued)
Retail forbearance programmes
Forbearance on the Group’s principal retail portfolios is presented below. The principal portfolios account for 99% (2021: 99%) of total retail forbearance balances.

Analysis of Key Portfolios in Forbearance Programmes
	Balances on Forbearance Programmes		Marked to market LTV of forbearance balances: balance weighted	Marked to market LTV of forbearance balances: valuation weighted	Impairment allowances marked against balances on forbearance programmes	Total balances on forbearance programmes coverage ratio
	Total	% of gross retail loans and advances

	£m	£m	%	%	£m	%
As at 31 December 2022
Barclays UK
UK Home Loans	263	0.2	39.6	28.3	4	1.5
UK cards	338	3.4	n/a	n/a	118	34.9
UK personal loans	59	1.5	n/a	n/a	33	55.9
Barclays Partner Finance	16	0.6	n/a	n/a	10	62.5
Barclays International
US cards	206	0.8	n/a	n/a	87	42.2
Germany consumer lending	40	0.9	n/a	n/a	27	67.5
Head Office
Italy Mortgages	151	3.4	61.1	45.2	17	11.3

As at 31 December 2021
Barclays UK
UK Home Loans	293	0.2	42.2	30.0	3	1.0
UK cards	577	5.8	n/a	n/a	242	41.9
UK personal loans	120	3.0	n/a	n/a	69	57.9
Barclays Partner Finance	15	0.6	n/a	n/a	9	61.6
Barclays International
US cards	196	1.1	n/a	n/a	122	62.2
Germany consumer lending	51	1.4	n/a	n/a	31	60.7
Head Office
Italy Mortgages	116	2.4	58.4	41.9	15	13.2
UK home loans: Forbearance balances decreased to £263m (2021: £293m) driven by a run down in repayment-to-interest-only switches that entered forbearance during the COVID-19 period.
UK cards: Balances on forbearance decreased to £338m (2021: £577m), reflecting lower entries into forbearance and the impact of a year-end strategy change to align the point of charge off and write off.
UK personal loans: Balances on forbearance programmes decreased to £59m (2021: £120m), reflecting lower entries into forbearance and the impact of a year-end strategy change to align the point of charge off and write off.
Barclays Partner Finance: Balances on forbearance remain relatively stable and aligned to the total delinquent stock.
US cards: Forbearance balances increased to £206m (2021: £196m) reflecting a small underlying decrease, more than offset by the movement in the USD/GBP exchange rate.
Germany consumer lending: Forbearance balances decreased to £40m (2021: £51m) due to lower customer demand.
Italian home loans: Forbearance balances increased to £151m (2021: £116m) due to a standardisation of the definition of forbearance to comply with EBA Reporting rules.

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	261

Risk performance - Credit risk (continued)
Wholesale forbearance programmes
The table below details balance information for wholesale forbearance cases.

Analysis of wholesale balances in forbearance programmes
	Balances on forbearance programmes		Impairment allowances marked against balances on forbearance programmes	Total balances on forbearance programmes coverage ratio
	Total balances	% of gross wholesale loans and advances

	£m	%	£m	%
As at 31 December 2022
Barclays UK	704	1.8	52	7.4
Barclays International	1,601	1.2	129	8.1
Total	2,305	1.3	181	7.9

As at 31 December 2021
Barclays UK	629	1.6	50	7.9
Barclays International	2,012	1.9	359	17.8
Total	2,641	1.8	409	15.5
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

Debt securities
	2022		2021
As at 31 December	£m	%	£m	%
Of which issued by:
Governments and other public bodies	106,676	63.1	94,730	65.0
Corporate and other issuers	41,794	24.7	36,916	25.3
US agency	6,399	3.8	4,364	3.0
Mortgage and asset backed securities	14,174	8.4	9,788	6.7
Total	169,043	100	145,798	100

Government securities
	Fair value
	2022	2021
As at 31 December	£m	£m
United States	34,187	30,023
United Kingdom	22,329	27,409
Japan	16,938	8,555
Germany	7,666	3,520

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	262

Risk performance - Credit risk (continued)
Analysis of derivatives
The tables below set out the fair values of the derivative assets together with the value of those assets subject to enforceable counterparty netting arrangements for which the Group holds offsetting liabilities and eligible collateral.

Derivative assets (audited)
	2022			2021
	Balance sheet assets	Counterparty netting	Net exposure	Balance sheet assets	Counterparty netting	Net exposure
As at 31 December	£m	£m	£m	£m	£m	£m
Foreign exchange	109,938	88,096	21,842	76,975	60,525	16,450
Interest rate	134,579	101,646	32,933	125,905	92,669	33,236
Credit derivatives	5,423	4,356	1,067	5,682	4,525	1,157
Equity and stock index	48,665	41,200	7,465	51,723	43,084	8,639
Commodity derivatives	3,775	3,039	736	2,287	1,717	570
Total derivative assets	302,380	238,337	64,043	262,572	202,520	60,052
Cash collateral held			34,547			34,598
Net exposure less collateral			29,496			25,454
Derivative asset exposures would be £273bn (2021: £237bn) lower than reported under IFRS if netting were permitted for assets and liabilities with the same counterparty or for which the Group holds cash collateral. Similarly, derivative liabilities would be £(264)bn (2021: £(235)bn) lower reflecting counterparty netting and collateral placed. In addition, non-cash collateral of £11bn (2021: £6bn) was held in respect of derivative assets. The Group received collateral from clients in support of over the counter derivative transactions. These transactions are generally undertaken under International Swaps and Derivative Association (ISDA) agreements governed by either UK or New York law.
The table below sets out the fair value and notional amounts of OTC derivative instruments by type of collateral arrangement.

Derivatives by collateral arrangement
	2022			2021
	Notional contract amount	Fair value		Notional contract amount	Fair value
		Assets	Liabilities		Assets	Liabilities
	£m	£m	£m	£m	£m	£m
Unilateral in favour of Barclays
Foreign exchange	37,149	1,130	(677)	26,905	437	(635)
Interest rate	17,967	151	(57)	6,790	816	(6)
Credit derivatives	823	26	(224)	1,200	24	(202)
Equity and stock index	19	3	(2)	245	33	(4)
Total unilateral in favour of Barclays	55,958	1,310	(960)	35,140	1,310	(847)
Unilateral in favour of counterparty
Foreign exchange	22,673	638	(637)	22,987	385	(883)
Interest rate	61,158	2,270	(2,752)	36,230	3,162	(3,684)
Credit derivatives	144	—	—	152	1	—
Equity and stock index	492	96	(26)	507	159	(21)
Total unilateral in favour of counterparty	84,467	3,004	(3,415)	59,876	3,707	(4,588)
Bilateral arrangement
Foreign exchange	5,381,723	102,077	(95,377)	5,261,708	71,624	(68,186)
Interest rate	14,566,844	124,463	(107,895)	13,956,001	116,656	(108,723)
Credit derivatives	582,943	3,635	(3,790)	570,968	3,635	(4,190)
Equity and stock index	393,664	9,505	(12,280)	259,066	12,749	(15,965)
Commodity derivatives	4,303	14	(50)	4,485	54	(102)
Total bilateral arrangement	20,929,477	239,694	(219,392)	20,052,228	204,718	(197,166)
Uncollateralised derivatives
Foreign exchange	349,569	5,638	(6,979)	403,523	4,348	(4,526)
Interest rate	287,026	3,119	(6,864)	227,093	3,244	(1,759)
Credit derivatives	35,933	601	(717)	34,184	347	(360)
Equity and stock index	16,101	3,075	(4,416)	18,865	5,881	(8,478)
Commodity derivatives	108	—	(1)	185	2	(5)
Total uncollateralised derivatives	688,737	12,433	(18,977)	683,850	13,822	(15,128)
Total OTC derivative assets/(liabilities)	21,758,639	256,441	(242,744)	20,831,094	223,557	(217,729)

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	263

Risk performance - Market risk
Market risk
Summary of contents

		Page
Outlines key measures used to summarise the market risk profile of the bank such as value at risk (VaR).	Market risk overview and summary of performance	263
The Group discloses details on management measures of market risk. Total management VaR includes all trading positions and is presented on a diversified basis by risk factor. This section also outlines the macroeconomic conditions modelled as part of the Group’s risk management framework.	Traded market risk	263
	Review of management measures	263
	–The daily average, maximum and minimum values of management	264
	–Business scenario stresses VaR	264
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
•balance sheet measures show accruals-based balances or marked to market values as at the reporting date;
•VaR measures also take account of current marked to market values, but in addition hedging effects between positions are considered;
•market risk measures are expressed in terms of changes in value or volatilities as opposed to static values.
For these reasons, it is not possible to present direct reconciliations of traded market risk and accounting measures.

Summary of performance in the period
Average management VaR increased 89% to £36m (2021: £19m) driven by higher market volatility. The conflict in Ukraine and elevated inflation increased volatility across all asset classes as central banks increased base rates, equity markets declined, and credit spreads widened during this period. The Global Markets business maintained a generally short and defensive risk profile (i.e. positioned to gain as the market sells off) for most of 2022. VaR increased in Q4 2022 from an increase in funded, fair-value leverage loan exposure in Investment Banking. Risk taking remained within agreed risk appetite limits at all times in 2022.

Traded market risk review
Review of management measures
The following disclosures provide details on management measures of market risk. Refer to the market risk management section of the Barclays PLC Pillar 3 Report 2022 (unaudited) for more detail on management measures and the differences when compared to regulatory measures.
The table below shows the total management VaR on a diversified basis by risk factor. Total management VaR includes all trading positions in CIB and Treasury and it is calculated with a one-day holding period, measured to a confidence level of 95%.
Limits are applied against each risk factor VaR as well as total management VaR, which are then cascaded further by risk managers to each business.

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	264

Risk performance - Market risk (continued)
The daily average, high and low values of management VaR

Management VaR (95%, one day) (audited)
	2022			2021
	Average	High[a]	Low[a]	Average	High[a]	Low[a]
For the year ended 31 December	£m	£m	£m	£m	£m	£m
Credit risk	25	71	8	14	30	7
Interest rate risk	13	23	4	7	15	4
Equity risk	10	29	4	9	29	4
Basis risk	12	24	4	6	10	3
Spread risk	7	11	3	4	6	3
Foreign exchange risk	8	25	2	4	16	1
Commodity risk	—	1	—	—	1	—
Inflation risk	6	17	3	3	5	2
Diversification effect[a]	(45)	n/a	n/a	(28)	n/a	n/a
Total management VaR	36	73	13	19	36	6
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

Group Management VaR (£m)

Jan 2021	Jan 2022	Dec 2022
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
In 2022, the scenario analyses showed that the largest market risk related impacts would be due to a severe deterioration in financial liquidity and an associated global recession.

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	265

Risk performance - Treasury and Capital risk
Treasury and Capital risk
Treasury and Capital risk: summary of contents

		Page
Liquidity risk performance
The risk that the firm is unable to meet its contractual or contingent obligations or that it does not have the appropriate amount, tenor and composition of funding and liquidity to support its assets. This section provides an overview of the Group’s liquidity risk.	Liquidity overview and summary of performance	266
	Liquidity risk stress testing	266
	–Liquidity risk appetite	266
	–Liquidity regulation	267
	–Liquidity coverage ratio	268
	–Net stable funding ratio	268
The liquidity pool is held unencumbered and is intended to offset stress outflows.	Liquidity pool	268
	–Composition of the liquidity pool	268
	–Liquidity pool by currency	269
	–Management of the liquidity pool	269
	–Contingent liquidity	269
The basis for sound liquidity risk management is a funding structure that reduces the probability of a liquidity stress leading to an inability to meet funding obligations as they fall due.	Funding structure and funding relationships	269
	–Deposit funding	270
	–Wholesale funding	270
Provides details on the contractual maturity of all financial instruments and other assets and liabilities.	Contractual maturity of financial assets and liabilities	272
Capital risk performance
Capital risk is the risk that the firm has an insufficient level or composition of capital to support its normal business activities and to meet its regulatory capital requirements under normal operating environments or stressed conditions (both actual and as defined for internal planning or regulatory testing purposes). This also includes the risk from the firm’s pension plans. This section details the Group’s capital position providing information on both capital resources and capital requirements. It also provides details of the leverage ratios and exposures.	Capital risk overview and summary of performance	276
	Regulatory minimum capital, leverage and MREL requirements	276
	–Capital	276
	–Leverage	276
This section outlines the Group’s capital ratios, capital composition, and provides information on significant movements in CET1 capital during the year.	Analysis of capital resources	278
	Capital ratios	278
	–Capital resources	278
	–Movement in CET1 capital	279
This section outlines risk weighted assets by risk type, business and macro drivers.	Analysis of risk weighted assets	280
	–Risk weighted assets by risk type and business	280
	–Movement analysis of risk weighted assets	280
This section outlines the Group’s leverage ratios, leverage exposure composition, and provides information on significant movements in the IFRS and leverage balance sheet.	Analysis of leverage ratios and exposures	281
	–Leverage ratios and exposures	281
This section outlines the Group’s Minimum requirement for own funds and Eligible Liabilities (MREL) position and ratios.	–Minimum requirement for own funds and eligible liabilities	282
The Group discloses the two sources of foreign exchange risk that it is exposed to.	Foreign exchange risk	283
	–Transactional foreign currency exposure	283
	–Translational foreign exchange exposure	283
	–Functional currency of operations	283
A review focusing on the UK retirement fund, which represents the majority of the Group’s total retirement benefit obligation.	Pension risk review	283
	–Assets and liabilities	283
	–IAS 19 position	284
	–Risk measurement	284

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	266

Risk performance - Treasury and Capital risk (continued)

Page
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
Net interest income sensitivity
–by business unit
–by currency
Analysis of equity sensitivity
Volatility of the FVOCI portfolio in the liquidity pool	286

Liquidity risk
All disclosures in this section are unaudited unless otherwise stated.
Overview
The Group Liquidity Risk is managed within Treasury and Capital Risk framework that meets the PRA standards and is designed to maintain liquidity resources that are sufficient in amount and quality, and a funding profile that is appropriate to meet the Group’s Liquidity Risk Appetite. The liquidity risk framework is delivered via a combination of policy formation, review and governance, analysis, stress testing, limit setting and monitoring.
This section provides an analysis of the Group’s: (i) summary of performance, (ii) liquidity risk stress testing, iii) liquidity regulation, iv) liquidity pool, (v) funding structure and funding relationships, (vi) credit ratings, and (vii) contractual maturity of financial assets and liabilities.
For further detail on liquidity risk governance and framework, refer to pages 155 to 163 of the Barclays PLC Pillar 3 Report 2022 (unaudited).
Key metrics
Liquidity Coverage Ratio
165%

Net Stable Funding Ratioa
137%
a Average represents the last four spot quarter end positions

Summary of performance
The liquidity pool at £318bn (December 2021: £291bn) reflects the Group’s prudent approach to liquidity management. The Liquidity Coverage Ratio (LCR) remained well above the 100% regulatory requirement at 165% (December 2021: 168%), equivalent to a surplus of £117bn (December 2021: £116bn).
The increase in the liquidity pool over the year was driven by continued deposit growth and an increase in wholesale funding, partly offset by an increase in business funding consumption. An increase in net stress outflows and trapped liquidity within Barclays’ subsidiaries led to a modest reduction in the LCR ratio. The Net Stable Funding Ratio (average of last four quarter ends) was 137%, which represents £155bn surplus above 100% regulatory requirement.
During the year, the Group issued £15bn of minimum requirement for own funds and eligible liabilities (MREL) instruments in a range of tenors and currencies.
Barclays Bank PLC continued to issue in the shorter-term and medium-term markets and Barclays Bank UK PLC continued to issue in the shorter-term markets and maintain active secured funding programmes. This funding capacity enables the respective entities to maintain their stable and diversified funding bases.
The Group’s reliance on short-term wholesale funding, as measured by the proportion of wholesale funding maturing in less than one year decreased year-on-year to 39% (December 2021: 40%).

Liquidity Liquidity risk stress testing
Barclays’ Liquidity Risk is managed within the Principal Risk: Treasury and Capital Risk Framework. Under this framework, the Group has established a liquidity risk appetite together with the appropriate limits for the management of the liquidity risk. This is the level of liquidity risk the Group chooses to take in pursuit of its business objectives and in meeting its regulatory obligations. The Group sets its internal liquidity risk appetite based on internal liquidity risk stress tests and, external regulatory requirements namely the Liquidity Coverage Ratio (LCR) and Net Stable Funding Ratio (NSFR).
Liquidity risk appetite (LRA)
The internal liquidity risk stress test measures the potential contractual and contingent stress outflows under a range of internally defined stress scenarios, which are then used to determine the size of the liquidity pool that is immediately available to meet anticipated outflows should a stress occur.
As part of the LRA, the Group runs four liquidity stress scenarios, aligned to the PRA’s prescribed stresses:
•90 days market-wide stress event
•30 days Barclays-specific stress event
•30 days combined market-wide and Barclays-specific stress event
•12 months market wide stress

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	267

Risk performance - Treasury and Capital risk (continued)
Key LRA assumptions
For the year ended 31 December 2022

Drivers of Liquidity Risk	LRA Combined stress – key assumptions
Wholesale Secured and Unsecured Funding Risk	Zero rollover of maturing wholesale unsecured funding
Partial loss of repo capacity on non-extremely liquid repos at contractual maturity date
Roll of repo for extremely liquid repo at wider haircut at contractual maturity date
Withdrawal of contractual buyback obligations, excess client futures margin, Prime Brokerage (PB) client cash and overlifts
Haircuts applied to the market value of marketable assets held in the liquidity buffer
Retail and Corporate Funding Risk	Retail and Corporate deposit outflows as counterparties seek to diversify their deposit balances
Intraday Liquidity Risk
Liquidity held to meet increased intraday liquidity usage due to payment and receipts volatility, loss of unsecured credit lines and haircuts applied to collateral values used to back secured credit lines, in a stress

Intra-Group Liquidity Risk	Liquidity support for material subsidiaries. Surplus liquidity held within certain subsidiaries is not taken as a benefit to the wider Group
Cross-Currency Liquidity Risk	Deterioration in FX market capacity that may result in restriction in net currency positions (managed as a separate framework)
Off-Balance Sheet Liquidity Risk	Drawdown on committed facilities based on facility and counterparty type
Collateral outflows due to a two-notch credit rating downgrade
Increase in the Group's initial margin requirement across all major exchanges
Variation margin outflows from collateralised risk positions
Outflow of collateral owing but not called
Loss of internal sources of funding within the PB synthetics business
Franchise-Viability Risk
Liquidity held to enable the firm to meet select non-contractual obligations to ensure market confidence in the firm is maintained, including debt buy-backs, swap tear-ups and increased prime brokerage margin debits

Funding Concentration Risk	Funding from counterparties providing greater than 1% of total funding
As at 31 December 2022, the Group held eligible liquid assets well in excess of 100% of net stress outflows of the 30 days combined scenario, which has the highest net outflows of the three short-term liquidity stress scenarios.
The Group also runs a long term liquidity stress test, which measures the anticipated outflows over a 12 months market-wide scenario. As at 31 December 2022, the Group remained compliant with this internal metric.
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

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	268

Risk performance - Treasury and Capital risk (continued)
Liquidity coverage ratio
The external LCR requirement is designed to promote short-term resilience of a bank’s liquidity risk profile by holding sufficient High Quality Liquid Assets (HQLA) to survive an acute stress scenario lasting for 30 days.

	2022	2021
As at 31 December	£bn	£bn
LCR Eligible High Quality Liquid Assets (HQLA)	295	285
Net stress outflows	(178)	(169)
Surplus	117	116
Liquidity coverage ratio	165%	168%
Net Stable Funding Ratio (NSFR)
The external NSFR metric requires banks to maintain a stable funding profile taking into account both on and certain off balance sheet exposures over a medium to long term period. The ratio is defined as the Available Stable Funding (capital and certain liabilities which are defined as stable sources of funding) relative to the Required Stable Funding (assets on balance sheet and certain off balance sheet exposures). The NSFR was 137% at December 2022 (average of last four quarter ends) equivalent to a surplus of £155bn above the regulatory requirement and demonstrates Barclays’ stable funding profile in relation to our on- and certain off-balance sheet activities.

2022
Net Stable Funding Ratio (NSFR)[a]	£bn
Total Available Stable Funding	576
Total Required Stable Funding	421
Surplus	155
Net Stable Funding Ratio	137%
Note
a Average represents the last four spot quarter end positions
As part of the liquidity risk appetite, Barclays establishes minimum LCR, NSFR and internal liquidity stress test limits. The Group plans to maintain its surplus to the internal and regulatory requirements at an efficient level. Risks to market funding conditions, the Group’s liquidity position and funding profile are assessed continuously, and actions are taken to manage the size of the liquidity pool and the funding profile as appropriate.
Liquidity pool
The Group liquidity pool as at 31 December 2022 was £318bn (2021: £291bn). During 2022, the month-end liquidity pool ranged from £309bn to £359bn (2021: £290bn to £337bn), and the month-end average balance was £331bn (2021: £303bn). The liquidity pool is held unencumbered and is intended to offset stress outflows. It comprises the following cash and unencumbered assets.

Composition of the Group liquidity pool as at 31 December 2022
	LCR eligible High Quality Liquid Assets (HQLA)[a]					Liquidity pool
	Cash	Level 1	Level 2A	Level 2B	Total	2022	2021
	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Cash and deposits with central banks[b]	248				248	263	245

Government bonds[c]
AAA to AA-	—	21	10	—	31	39	26
A+ to A-	—	1	2	—	3	3	2
BBB+ to BBB-	—	—	—	—	—	—	—
Total government bonds	—	22	12	—	34	42	28

Other
Government guaranteed issuers, PSEs and GSEs	—	5	1	—	6	6	6
International organisations and MDBs	—	2	—	—	2	2	5
Covered bonds	—	2	2	—	4	5	6
Other	—	—	—	1	1	—	1
Total other	—	9	3	1	13	13	18

Total as at 31 December 2022	248	31	15	1	295	318
Total as at 31 December 2021	243	37	3	2	285		291
Notes
a The LCR eligible HQLA is adjusted for operational restrictions upon consolidation under Article 8 of the Liquidity Coverage Ratio section of the PRA rulebook (CRR) such as trapped liquidity within Barclays subsidiaries. It also reflects differences in eligibility of assets between the LCR and Barclays’ Liquidity Pool.
b    Includes cash held at central banks and surplus cash at central banks related to payment schemes. Of which over 99% (2021: over 99%) was placed with the Bank of England, US Federal Reserve, European Central Bank, Bank of Japan and Swiss National Bank.
c    Of which over 79% (2021: over 82%) comprised UK, US, French, German, Japanese, Swiss and Dutch securities.

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	269

Risk performance - Treasury and Capital risk (continued)
The Group liquidity pool is well diversified by major currency and the Group monitors LRA stress scenarios for major currencies.

Liquidity pool by currency
	USD	EUR	GBP	Other	Total
	£bn	£bn	£bn	£bn	£bn
Liquidity pool as at 31 December 2022	72	79	142	25	318
Liquidity pool as at 31 December 2021	59	52	132	48	291
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
As at 31 December 2022, 60% (2021: 58%) of the liquidity pool was located in Barclays Bank PLC, 25% (2021: 30%) in Barclays Bank UK PLC and 9% (2021: 7%) in Barclays Bank Ireland PLC. The residual portion of the liquidity pool is held outside of these entities, predominantly in the US subsidiaries, to meet entity-specific stress outflows and local regulatory requirements. To the extent the use of this portion of the liquidity pool is restricted due to local regulatory requirements, it is assumed to be unavailable to the rest of the Group in calculating the LCR.
Contingent liquidity
In addition to the Group liquidity pool, the Group has access to other unencumbered assets which provide a source of contingent liquidity. While these are not relied on in the Group’s LRA, a portion of these assets may be monetised in a stress to generate liquidity through their use as collateral for secured funding or through outright sale.
In a Barclays-specific, market-wide or combined liquidity stress, liquidity available via market sources could be severely disrupted. In circumstances where market liquidity is unavailable or available only at significantly elevated prices, the Group could generate liquidity via central bank facilities. To this end, as at 31 December 2022, the Group had £83.3bn (December 2021: £93.3bn) of assets positioned at various central banks.
For more detail on the Group’s other unencumbered assets, see pages 180 to 182 of the Barclays PLC Pillar 3 Report 2022 (unaudited).
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
These funding relationships are summarised below:

	2022	2021		2022	2021
Assets	£bn	£bn	Liabilities	£bn	£bn
Loans and advances at amortised cost[a]	385	358	Deposits at amortised cost	546	519
Group liquidity pool	318	291	<1 Year wholesale funding	73	67
			>1 Year wholesale funding	111	101
Reverse repurchase agreements, trading portfolio assets, cash collateral and settlement balances	412	388	Repurchase agreements, trading portfolio liabilities, cash collateral and settlement balances	370	330
Derivative financial instruments	302	263	Derivative financial instruments	290	257
Other assets[b]	97	84	Other liabilities	55	40
			Equity	69	70
Total assets	1,514	1,384	Total liabilities	1,514	1,384
Notes
a    Adjusted for liquidity pool debt securities reported at amortised costs of £14bn (December 2021: £3bn).
b    Other assets include fair value assets that are not part of reverse repurchase agreements or trading portfolio assets, and other asset categories.

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	270

Risk performance - Treasury and Capital risk (continued)
Deposit funding

	2022			2021
Funding of loans and advances	Loans and advances at amortised cost	Deposits at amortised cost	Loan: deposit ratio[a]	Loan: deposit ratio
As at 31 December 2022	£bn	£bn	%	%
Barclays UK	225	258	87%	85%
Barclays International	170	288	59%	52%
Head Office	4	—
Barclays Group	399	546	73%	70%
Note
a    The loan: deposit ratio is calculated as loans and advances at amortised cost divided by deposits at amortised cost.

As at 31 December 2022, £224bn (2021: £222bn) of total customer deposits were insured through the UK Financial Services Compensation Scheme (FSCS) and other similar schemes. In addition to these customer deposits £5.7bn (2021: £1.3bn) of other liabilities are insured by other governments.
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
The Group expects to continue issuing public wholesale debt from Barclays PLC (the Parent company), in order to maintain compliance with indicative MREL requirements and maintain a stable and diverse funding base by type, currency and market. During the year, the Group issued £15.3bn of MREL instruments from Barclays PLC (the Parent company) in a range of different currencies and tenors.
Barclays Bank PLC continued to issue in the shorter-term markets and maintain active medium-term notes programmes. Barclays Bank UK PLC continued to issue in the shorter-term markets and maintain active secured funding programmes. This funding capacity enables the respective entities to maintain their stable and diversified funding bases.
As at 31 December 2022, the Group’s total wholesale funding outstanding (excluding repurchase agreements) was £184.0bn (2021: £167.5bn), of which £19.2bn (2021: £16.6bn) was secured funding and £164.8bn (2021: £150.9bn) unsecured funding. Unsecured funding includes £59.7bn (2021: £59.7bn) of privately placed senior unsecured notes issued through a variety of distribution channels including intermediaries and private banks.
Wholesale funding of £72.5bn (2021: £66.7bnd) matures in less than one year, representing 39% (December 2021: 40%d) of total wholesale funding outstanding. This includes £15.0bn (2021: £24.9bnd) related to term fundingb. Although not a requirement, the liquidity pool exceeded the wholesale funding maturing in less than one year by £246bn (2021: £224bnd).
Barclays Bank Group and Barclays Bank UK Group also support various central bank monetary initiatives, such as the Bank of England’s Term Funding Scheme with additional incentives for SMEs (TFSME), and the European Central Bank’s Targeted Long-Term Refinancing Operations (TLTRO). These are reported under ‘repurchase agreements and other similar secured borrowing’ on the balance sheet.
In 2022, Barclays repaid £1.1bn of its TLTRO drawings reducing its outstanding balance to £1.4bn as at 31 December 2022. In addition, Barclays had £22.0bn TFSME balances outstanding at the year-end.

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	271

Risk performance - Treasury and Capital risk (continued)

Maturity profile of wholesale funding[a,b]
	<1 month	1-3 months	3-6 months	6-12 months	<1 year	1-2 years	2-3 years	3-4 years	4-5 years	>5 years	Total
	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Barclays PLC (the Parent company)
Senior unsecured (Public benchmark)	—	—	0.2	1.7	1.9	5.8	5.6	8.3	4.5	18.0	44.1
Senior unsecured (Privately placed)	—	—	—	0.2	0.2	0.1	—	—	—	1.0	1.3
Subordinated liabilities	—	—	—	—	—	1.0	—	1.6	—	7.0	9.6
Barclays Bank PLC (including subsidiaries)
Certificates of deposit and commercial paper	0.3	17.7	12.8	11.0	41.8	1.5	0.6	0.1	—	—	44.0
Asset backed commercial paper	3.6	6.6	0.8	—	11.0	—	—	—	—	—	11.0
Senior unsecured (Public benchmark)	—	—	—	—	—	1.0	—	—	—	—	1.0
Senior unsecured (Privately placed)[c]	1.2	2.1	2.1	5.1	10.5	11.0	9.9	3.7	4.2	19.1	58.4
Asset backed securities	—	0.1	—	0.2	0.3	1.8	0.7	0.5	0.5	1.2	5.0
Subordinated liabilities	—	—	—	0.3	0.3	0.2	0.1	0.3	—	0.7	1.6
Barclays Bank UK PLC (including subsidiaries)
Certificates of deposit and commercial paper	4.7	—	—	—	4.7	—	—	—	—	—	4.7
Senior unsecured (Public benchmark)	—	—	—	—	—	—	—	—	—	0.1	0.1
Covered bonds	1.3	—	0.5	—	1.8	—	—	—	0.5	0.9	3.2
Total as at 31 December 22	11.1	26.5	16.4	18.5	72.5	22.4	16.9	14.5	9.7	48.0	184.0
Of which secured	4.9	6.7	1.3	0.2	13.1	1.8	0.7	0.5	1.0	2.1	19.2
Of which unsecured	6.2	19.8	15.1	18.3	59.4	20.6	16.2	14.0	8.7	45.9	164.8
Total as at 31 December 21	14.1	21.7	15.5	15.4	66.7	15.4	15.1	9.9	11.4	49.0	167.5
Of which secured	2.4	6.4	0.6	0.5	9.9	1.9	2.0	0.1	0.3	2.4	16.6
Of which unsecured	11.7	15.3	14.9	14.9	56.8	13.5	13.1	9.8	11.1	46.6	150.9
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
c    Includes structured notes of £48.4bn, of which £9.4bn matures within one year.

Currency composition of wholesale debt
As at 31 December 2022, the proportion of wholesale funding by major currencies was as follows:

Currency composition of wholesale funding
	USD	EUR	GBP	Other
	%	%	%	%
Certificates of deposit and commercial paper	64	28	7	1
Asset backed commercial paper	84	11	5	—
Senior unsecured (Public benchmark)	60	23	9	8
Senior unsecured (Privately placed)	54	21	14	11
Covered bonds / Asset backed securities	61	12	27	—
Subordinated liabilities	61	20	16	3
Total as December 31, 2022	61	22	11	6
Total as December 31, 2021	59	24	11	6
To manage cross currency refinancing risk, the Group manages to currency mismatch limits, which limit risk at specific maturities.

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	272

Risk performance - Treasury and Capital risk (continued)
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

Contractual maturity of financial assets and liabilities (audited)
As at 31 December 2022	On demand	Not more than three months	Over three months but not more than six months	Over six months but not more than nine months	Over nine months but not more than one year	Over one year but not more than two years	Over two years but not more than three years	Over three years but not more than five years	Over five years but not more than ten years	Over ten years	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Assets
Cash and balances at central banks	256,097	254	—	—	—	—	—	—	—	—	256,351
Cash collateral and settlement balances	2,977	109,620	—	—	—	—	—	—	—	—	112,597
Loans and advances at amortised cost	17,764	12,719	9,716	8,275	11,942	34,790	29,325	56,519	40,539	177,190	398,779
Reverse repurchase agreements and other similar secured lending	127	648	—	—	—	—	—	—	—	1	776
Trading portfolio assets	133,813	—	—	—	—	—	—	—	—	—	133,813
Financial assets at fair value through the income statement	32,071	147,644	6,771	4,718	2,047	6,491	4,922	3,292	2,292	3,320	213,568
Derivative financial instruments	301,647	54	66	70	—	110	352	44	21	16	302,380
Financial assets at fair value through other comprehensive income	8	6,433	4,535	1,687	1,395	9,206	7,560	16,418	10,385	7,435	65,062
Other financial assets	433	1,177	—	—	43	—	—	1	—	2	1,656
Total financial assets	744,937	278,549	21,088	14,750	15,427	50,597	42,159	76,274	53,237	187,964	1,484,982
Other assets											28,717
Total assets											1,513,699
Liabilities
Deposits at amortised cost	443,736	63,076	19,388	5,090	8,575	4,263	327	499	589	239	545,782
Cash collateral and settlement balances	2,932	93,995	—	—	—	—	—	—	—	—	96,927
Repurchase agreements and other similar secured borrowing	256	9,562	—	—	943	1,105	5,034	10,069	—	83	27,052
Debt securities in issue	—	33,109	13,259	5,582	6,294	9,435	6,817	14,808	15,526	8,051	112,881
Subordinated liabilities	—	17	—	83	179	1,181	—	1,987	6,493	1,483	11,423
Trading portfolio liabilities	72,924	—	—	—	—	—	—	—	—	—	72,924
Financial liabilities designated at fair value	10,844	186,733	14,352	5,292	3,812	14,000	10,548	8,528	6,708	10,820	271,637
Derivative financial instruments	288,573	45	63	5	2	157	105	273	56	341	289,620
Other financial liabilities	86	7,803	43	43	41	261	148	247	391	93	9,156
Total financial liabilities	819,351	394,340	47,105	16,095	19,846	30,402	22,979	36,411	29,763	21,110	1,437,402
Other liabilities											7,037
Total liabilities											1,444,439
Cumulative liquidity gap	(74,414)	(190,205)	(216,222)	(217,567)	(221,986)	(201,791)	(182,611)	(142,748)	(119,274)	47,580	69,260

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	273

Risk performance - Treasury and Capital risk (continued)

Contractual maturity of financial assets and liabilities (audited)
As at 31 December 2021	On demand	Not more than three months	Over three months but not more than six months	Over six months but not more than nine months	Over nine months but not more than one year	Over one year but not more than two years	Over two years but not more than three years	Over three years but not more than five years	Over five years but not more than ten years	Over ten years	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Assets
Cash and balances at central banks	238,369	205	—	—	—	—	—	—	—	—	238,574
Cash collateral and settlement balances	2,807	89,735	—	—	—	—	—	—	—	—	92,542
Loans and advances at amortised cost	19,749	8,670	8,879	5,291	10,192	23,716	26,037	47,614	39,822	171,481	361,451
Reverse repurchase agreements and other similar secured lending	58	2,984	—	—	—	184	—	—	—	1	3,227
Trading portfolio assets	147,035	—	—	—	—	—	—	—	—	—	147,035
Financial assets at fair value through the income statement	24,257	127,085	9,281	7,042	3,451	5,889	5,394	2,590	2,564	4,419	191,972
Derivative financial instruments	261,678	58	48	—	—	82	145	537	15	9	262,572
Financial assets at fair value through other comprehensive income	—	4,280	1,488	1,245	1,419	3,834	8,205	13,188	18,226	9,868	61,753
Other financial assets	707	474	26	2	—	1	—	—	1	2	1,213
Total financial assets	694,660	233,491	19,722	13,580	15,062	33,706	39,781	63,929	60,628	185,780	1,360,339
Other assets											23,946
Total assets											1,384,285
Liabilities
Deposits at amortised cost	454,961	40,755	13,524	2,994	3,724	2,025	433	241	545	231	519,433
Cash collateral and settlement balances	2,983	76,388	—	—	—	—	—	—	—	—	79,371
Repurchase agreements and other similar secured borrowing	20	6,621	—	—	—	2,195	8,925	10,504	—	87	28,352
Debt securities in issue	—	24,399	12,606	5,845	3,254	9,792	8,957	12,948	12,218	8,848	98,867
Subordinated liabilities	—	1,007	—	74	1,218	27	1,063	1,885	5,603	1,882	12,759
Trading portfolio liabilities	54,169	—	—	—	—	—	—	—	—	—	54,169
Financial liabilities designated at fair value	21,339	157,900	16,857	10,268	3,588	6,540	6,114	7,734	7,366	13,254	250,960
Derivative financial instruments	255,747	4	22	18	5	124	177	302	122	362	256,883
Other financial liabilities	184	4,331	43	42	40	691	145	266	420	139	6,301
Total financial liabilities	789,403	311,405	43,052	19,241	11,829	21,394	25,814	33,880	26,274	24,803	1,307,095
Other liabilities											7,149
Total liabilities											1,314,244
Cumulative liquidity gap	(94,743)	(172,657)	(195,987)	(201,648)	(198,415)	(186,103)	(172,136)	(142,087)	(107,733)	53,244	70,041

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
•debt securities in issue, subordinated liabilities, and financial liabilities designated at fair value, may include early redemption features.

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	274

Risk performance - Treasury and Capital risk (continued)
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
Derivative financial instruments held for trading and trading portfolio liabilities are included in the on demand column at their fair value.

Contractual maturity of financial liabilities - undiscounted (audited)
	On demand	Not more than three months	Over three months but not more than six months	Over six months but not more than one year	Over one year but not more than three years	Over three years but not more than five years	Over five years but not more than ten years	Over ten years	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
As at 31 December 2022
Deposits at amortised cost	443,736	63,235	19,393	13,798	4,606	499	706	376	546,349
Cash collateral and settlement balances	2,932	94,183	—	—	—	—	—	—	97,115
Repurchase agreements and other similar secured borrowing	256	9,575	—	946	6,920	12,234	—	252	30,183
Debt securities in issue	—	33,226	13,375	12,165	16,964	16,790	19,207	14,871	126,598
Subordinated liabilities	—	17	—	263	1,274	2,356	7,902	2,429	14,241
Trading portfolio liabilities	72,924	—	—	—	—	—	—	—	72,924
Financial liabilities designated at fair value	10,844	187,126	14,905	9,399	25,662	9,847	8,345	24,754	290,882
Derivative financial instruments	288,573	107	101	8	290	321	71	722	290,193
Other financial liabilities	86	7,813	56	109	488	308	455	109	9,424
Total financial liabilities	819,351	395,282	47,830	36,688	56,204	42,355	36,686	43,513	1,477,909

As at 31 December 2021
Deposits at amortised cost	454,961	40,755	13,524	6,718	2,461	239	559	261	519,478
Cash collateral and settlement balances	2,983	76,388	—	—	—	—	—	—	79,371
Repurchase agreements and other similar secured borrowing	20	6,621	—	—	11,356	10,885	—	146	29,028
Debt securities in issue	—	24,450	12,625	9,075	19,225	14,060	14,147	13,690	107,272
Subordinated liabilities	—	1,063	—	1,379	1,213	2,316	6,627	2,867	15,465
Trading portfolio liabilities	54,169	—	—	—	—	—	—	—	54,169
Financial liabilities designated at fair value	21,339	158,070	16,887	13,946	12,944	8,086	7,544	21,638	260,454
Derivative financial instruments	255,747	5	22	24	305	316	134	449	257,002
Other financial liabilities	184	4,344	57	111	932	327	502	162	6,619
Total financial liabilities	789,403	311,696	43,115	31,253	48,436	36,229	29,513	39,213	1,328,858

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	275

Risk performance - Treasury and Capital risk (continued)
Maturity of off-balance sheet commitments received and given
The table below presents the maturity split of the Group’s off-balance sheet commitments received and given at the balance sheet date. The amounts disclosed in the table are the undiscounted cash flows (i.e. nominal values) on the basis of earliest opportunity at which they are available.

Maturity analysis of off-balance sheet commitments received (audited)
	On demand	Not more than three months	Over three months but not more than six months	Over six months but not more than nine months	Over nine months but not more than one year	Over one year but not more than two years	Over two years but not more than three years	Over three years but not more than five years	Over five years but not more than ten years	Over ten years	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
As at 31 December 2022
Guarantees, letters of credit and credit insurance	19,301	92	102	10	46	16	37	76	96	1	19,777
Other commitments received	7,473	—	—	—	—	—	—	—	—	—	7,473
Total off-balance sheet commitments received	26,774	92	102	10	46	16	37	76	96	1	27,250

As at 31 December 2021
Guarantees, letters of credit and credit insurance	25,613	31	21	10	12	4	12	83	65	19	25,870
Other commitments received	455	—	—	—	—	—	—	—	—	—	455
Total off-balance sheet commitments received	26,068	31	21	10	12	4	12	83	65	19	26,325

Maturity analysis of off-balance sheet commitments given (audited)
	On demand	Not more than three months	Over three months but not more than six months	Over six months but not more than nine months	Over nine months but not more than one year	Over one year but not more than two years	Over two years but not more than three years	Over three years but not more than five years	Over five years but not more than ten years	Over ten years	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
As at 31 December 2022
Contingent liabilities and financial guarantees	24,103	86	14	1	—	1	—	—	—	—	24,205
Documentary credits and other short-term trade related transactions	1,740	3	5								1,748
Standby facilities, credit lines and other commitments	393,723	—	—	—	—	37	—	—	—	—	393,760
Total off-balance sheet commitments given	419,566	89	19	1	—	38	—	—	—	—	419,713

As at 31 December 2021
Contingent liabilities and financial guarantees	21,207	135	4	—	—	—	—	—	—	—	21,346
Documentary credits and other short-term trade related transactions	1,582	2	—	—	—	—	—	—	—	—	1,584
Standby facilities, credit lines and other commitments	344,055	—	—	—	—	72	—	—	—	—	344,127
Total off-balance sheet commitments given	366,844	137	4	—	—	72	—	—	—	—	367,057

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	276

Risk performance - Treasury and Capital risk (continued)
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
More details on monitoring and managing capital risk may be found in the risk management sections of the Barclays PLC Pillar 3 Report 2022 (unaudited).

Key metrics
Common Equity Tier 1 ratio
13.9%

UK leverage ratio
5.3%

Average UK leverage ratio
4.8%

Own funds and eligible liabilities ratio as a percentage of RWAs
33.5%

Summary of performance in the period
The Group continues to be in excess of overall capital, leverage and MREL regulatory requirements.
The reported CET1 ratio decreased by c.120bps to 13.9% (December 2021: 15.1%) as RWAs increased by £22.4bn to £336.5bn and CET1 capital decreased by £0.4bn to £46.9bn
▪c.150bps increase from 2022 attributable profit
▪c.80bps returned to shareholders including the 2.25p half year dividend paid in September 2022, £1.5bn of share buybacks announced with FY21 and H122 results and a FY22 dividend accrual
▪c.80bps reduction due to the impact of regulatory change on 1 January 2022 as CET1 capital decreased £1.7bn and RWAs increased £6.6bn
▪c.70bps reduction from decreases in the fair value of the bond portfolio through other comprehensive income and other capital deductions
▪c.40bps reduction due to pension contributions, including the accelerated cash settlement to the UK Retirement Fund (UKRF) of earlier deficit reduction contributions and deficit reduction payments made in 2022
▪A £14.1bn increase in RWAs as a result of foreign exchange movements was broadly offset by a £2bn increase in the currency translation reserve
•The UK leverage ratio increased to 5.3% (December 2021: 5.2%) primarily due to a decrease in the leverage exposure of £7.9bn to £1,130.0bn and an increase in Tier 1 Capital of £0.6bn to £60.1bn.

Minimum capital requirements
The Group’s Overall Capital Requirement for CET1 is 11.3% comprising a 4.5% Pillar 1 minimum, a 2.5% Capital Conservation Buffer (CCB), a 1.5% Global Systemically Important Institution (G-SII) buffer, a 2.4% Pillar 2A requirement and a 0.4% Countercyclical Capital Buffer (CCyB).
The Group’s CCyB is based on the buffer rate applicable for each jurisdiction in which the Group has exposures. On 13 December 2021, the Financial Policy Committee (FPC) announced the re-introduction of a CCyB rate of 1% for UK exposures with effect from 13 December 2022. The buffer rates set by other national authorities for non-UK exposures are not currently material. Overall, this results in a 0.4% CCyB for the Group. On 5 July 2022, the FPC announced that the UK CCyB rate will be increased from 1% to 2% with effect from 5 July 2023.
The Group’s updated Pillar 2A requirement as per the PRA’s Individual Capital requirement is 4.3% of which at least 56.25% needs to be met with CET1 capital, equating to 2.4% of RWAs. The Pillar 2A requirement, based on a point in time assessment, has been set as a proportion of RWAs and is subject to at least annual review.
The Group’s CET1 target ratio of 13-14% takes into account headroom above requirements which includes a confidential institution-specific PRA buffer. The Group remains above its minimum capital regulatory requirements including the PRA buffer.
Minimum leverage requirements
The Group is subject to a leverage ratio requirement of 4.0% as at 31 December 2022. This comprises the 3.25% minimum requirement, a G-SII additional leverage ratio buffer (G-SII ALRB) of 0.53% and a countercyclical leverage ratio buffer (CCLB) of 0.2%. Although the leverage ratio is expressed in terms of Tier 1 (T1) capital, 75% of the minimum requirement, equating to 2.4375%, needs to be met with CET1 capital. In addition, the G-SII ALRB and CCLB must be covered solely with CET1 capital. The CET1 capital held against the 0.53% G-SII ALRB was £5.9bn and against the 0.2% CCLB was £2.3bn.
The Group is also required to disclose an average UK leverage ratio which is based on capital on the last day of each month in the quarter and an exposure measure for each day in the quarter.

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	277

Risk performance - Treasury and Capital risk (continued)
Minimum requirements for own funds and eligible liabilities
The Group is required to meet the higher of: (i) two times the sum of 8% Pillar 1 and 4.3% Pillar 2A equating to 24.5% of RWAs; and (ii) 6.75% of leverage exposures. In addition, the higher of regulatory capital and leverage buffers apply. CET1 capital cannot be counted towards both MREL and the buffers, meaning that the buffers, including the above mentioned confidential institution-specific PRA buffer, will effectively be applied above MREL requirements.
Significant regulatory updates in the period
Capital and RWAs
On 1 January 2022, the PRA’s implementation of Basel III standards took effect including the re-introduction of the 100% CET1 capital deduction for qualifying software intangible assets and the introduction of the Standardised Approach for Counterparty Credit Risk (SA-CCR) which replaces the Current Exposure Method for Standardised derivative exposures as a more risk sensitive approach. In addition, the PRA also implemented IRB roadmap changes which includes revisions to the criteria for definition of default, probability of default and loss given default estimation to ensure supervisory consistency and increase transparency of IRB models.
On 30 November 2022, the PRA published its consultation paper 'Implementation of the Basel 3.1 standards', which covers the remaining parts of the Basel III standards to be implemented in the UK. Changes are expected to come in to force from 1 January 2025, other than those areas subject to transitional provisions. Barclays currently expects the impact on RWAs on 1 January 2025 to be at the lower end of the prior 5-10% RWA inflation guidance. The PRA is currently consulting on the rule changes, and there will be a review of the Pillar 2A framework in 2024 which may offset some of the impact.

Leverage
From 1 January 2022, UK banks became subject to a single UK leverage ratio requirement meaning that the CRR leverage ratio no longer applies. Under the revised UK leverage ratio framework, central bank claims have been excluded from the UK leverage exposure measure where they are matched by qualifying liabilities (rather than deposits).
In the disclosures that follow, references to CRR, as amended by CRR II, mean the capital regulatory requirements, as they form part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended.

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	278

Risk performance - Treasury and Capital risk (continued)
Capital resources

Capital ratios[a,b]
As at 31 December	2022	2021
CET1	13.9%	15.1%
Tier 1 (T1)	17.9%	19.1%
Total regulatory capital	20.8%	22.2%

Capital resources (audited)
	2022	2021
As at 31 December	£m	£m
Total equity excluding non-controlling interests per the balance sheet	68,292	69,052
Less: other equity instruments (recognised as AT1 capital)	(13,284)	(12,259)
Adjustment to retained earnings for foreseeable ordinary share dividends	(787)	(666)
Adjustment to retained earnings for foreseeable other equity coupons	(37)	(32)

Other regulatory adjustments and deductions
Additional value adjustments (PVA)	(1,726)	(1,585)
Goodwill and intangible assets	(8,224)	(6,804)
Deferred tax assets that rely on future profitability excluding temporary differences	(1,500)	(1,028)
Fair value reserves related to gains or losses on cash flow hedges	7,237	852
Excess of expected losses over impairment	(119)	—
Gains or losses on liabilities at fair value resulting from own credit	(620)	892
Defined benefit pension fund assets	(3,430)	(2,619)
Direct and indirect holdings by an institution of own CET1 instruments	(20)	(50)
Adjustment under IFRS 9 transitional arrangements	700	1,229
Other regulatory adjustments	396	345
CET1 capital	46,878	47,327

AT1 capital
Capital instruments and related share premium accounts	13,284	12,259
Qualifying AT1 capital (including minority interests) issued by subsidiaries	—	637
Other regulatory adjustments and deductions	(60)	(80)
AT1 capital	13,224	12,816

T1 capital	60,102	60,143

T2 capital
Capital instruments and related share premium accounts	9,000	8,713
Qualifying T2 capital (including minority interests) issued by subsidiaries	1,095	1,113
Credit risk adjustments (excess of impairment over expected losses)	35	73
Other regulatory adjustments and deductions	(160)	(160)
Total regulatory capital	70,072	69,882

Total RWAs (Unaudited)	336,518	314,136
Notes
a     CET1, T1 and T2 capital, and RWAs are calculated applying the transitional arrangements of the CRR as amended by CRR II. This includes IFRS 9 transitional arrangements and the grandfathering of CRR II non-compliant capital instruments. December 2021 comparatives include the grandfathering of CRR non-compliant capital instruments.
b    The fully loaded CET1 ratio, as is relevant for assessing against the conversion trigger in Barclays PLC AT1 securities, was 13.7%, with £46.2bn of CET1 capital and £336.3bn of RWAs calculated without applying the transitional arrangements of the CRR as amended by CRR II.

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	279

Risk performance - Treasury and Capital risk (continued)

Movement in CET1 capital
2022
£m
Opening balance as at 1 January 2022	47,327

Profit for the period attributable to equity holders	5,928
Own credit relating to derivative liabilities	(85)
Ordinary share dividends paid and foreseen	(1,149)
Purchased and foreseeable share repurchase	(1,500)
Other equity coupons paid and foreseen	(910)
Increase in retained regulatory capital generated from earnings	2,284

Net impact of share schemes	108
Fair value through other comprehensive income reserve	(1,277)
Currency translation reserve	2,032
Other reserves	138
Increase in other qualifying reserves	1,001

Pension remeasurements within reserves	(281)
Defined benefit pension fund asset deduction	(811)
Net impact of pensions	(1,092)

Additional value adjustments (PVA)	(141)
Goodwill and intangible assets	(1,420)
Deferred tax assets that rely on future profitability excluding those arising from temporary differences	(472)
Excess of expected loss over impairment	(119)
Direct and indirect holdings by an institution of own CET1 instruments	30
Adjustment under IFRS 9 transitional arrangements	(529)
Other regulatory adjustments	9
Decrease in regulatory capital due to adjustments and deductions	(2,642)
Closing balance as at 31 December 2022	46,878

CET1 capital decreased £0.4bn to £46.9bn (December 2021: £47.3bn).
CET1 capital decreased by £1.7bn as a result of regulatory changes that took effect from 1 January 2022 including the re-introduction of the 100% CET1 capital deduction for qualifying software intangible assets and a reduction in IFRS9 transitional relief due to the relief applied to the pre-2020 impairment charge reducing to 25% in 2022 from 50% in 2021 and the relief applied to the post-2020 impairment charge reducing to 75% in 2022 from 100% in 2021.
£5.9bn of capital generated from profit, after absorbing the £0.6bn net of tax impact of the Over-issuance of Securities, was partially offset by distributions of £3.5bn comprising:
•£1.5bn of total buybacks including the £1bn buyback announced with FY21 results and the £0.5bn buyback announced with H122 results
•£1.1bn of ordinary share dividends paid and foreseen reflecting the £0.4bn half year 2022 dividend paid and a £0.8bn accrual towards a full year 2022 dividend
•£0.9bn of equity coupons paid and foreseen
Other significant movements in the period were:
•£1.3bn reduction from decreases in the fair value of the bond portfolio through other comprehensive income
•£2.0bn increase in the currency translation reserve driven by the appreciation of period end USD against GBP
•£1.1bn decrease due to the net impact of pensions primarily as a result of the accelerated cash settlement to the UKRF of earlier deficit reduction contributions as well as deficit reduction payments made in 2022

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	280

Risk performance - Treasury and Capital risk (continued)
Risk weighted assets

Risk weighted assets (RWAs) by risk type and business
	Credit risk		Counterparty credit risk				Market risk		Operational risk	Total RWAs
	Std	IRB	Std	IRB	Settlement risk	CVA	Std	IMA
As at 31 December 2022	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Barclays UK	6,836	54,752	167	—	—	72	233	—	11,023	73,083
Corporate and Investment Bank	35,738	75,413	16,814	21,449	80	3,093	13,716	22,497	27,064	215,864
Consumer, Cards and Payments	27,882	3,773	214	46	—	61	—	388	6,559	38,923
Barclays International	63,620	79,186	17,028	21,495	80	3,154	13,716	22,885	33,623	254,787
Head Office	2,636	6,843	—	—	—	—	—	—	(831)	8,648
Barclays Group	73,092	140,781	17,195	21,495	80	3,226	13,949	22,885	43,815	336,518

As at 31 December 2021
Barclays UK	7,195	53,408	426	—	—	138	100	—	11,022	72,289
Corporate and Investment Bank	29,420	64,416	15,223	19,238	105	2,289	17,306	27,308	25,359	200,664
Consumer, Cards and Payments	20,770	2,749	215	18	—	21	—	57	6,391	30,221
Barclays International	50,190	67,165	15,438	19,256	105	2,310	17,306	27,365	31,750	230,885
Head Office	4,733	7,254	—	—	—	—	—	—	(1,025)	10,962
Barclays Group	62,118	127,827	15,864	19,256	105	2,448	17,406	27,365	41,747	314,136

Movement analysis of risk weighted assets
	Credit risk	Counterparty credit risk	Market risk	Operational risk	Total RWAs
Risk weighted assets	£m	£m	£m	£m	£m
As at 31 December 2021	189,945	37,673	44,771	41,747	314,136
Book size	15,371	(3,254)	(9,707)	2,068	4,478
Acquisitions and disposals	(1,187)	—	—	—	(1,187)
Book quality	(2,236)	1,320	—	—	(916)
Model updates	—	—	—	—	—
Methodology and policy	2,961	2,952	—	—	5,913
Foreign exchange movement [a]	9,019	3,305	1,770	—	14,094
Total RWA movements	23,928	4,323	(7,937)	2,068	22,382
As at 31 December 2022	213,873	41,996	36,834	43,815	336,518
Note
a    Foreign exchange movements does not include impact of foreign exchange for modelled market risk or operational risk.
Overall RWAs increased £22.4bn to £336.5bn (December 2021: £314.1bn)
Credit risk RWAs increased £23.9bn:
•A £15.4bn increase in book size primarily driven by an increase in lending activities across CIB, CC&P and growth in mortgages within Barclays UK
•A £1.2bn decrease in acquisitions and disposals primarily driven by the disposal of Barclays' equity stake in Absa, offset by Gap portfolio acquisition
•A £2.2bn decrease in RWAs due to book quality primarily driven by the benefit in mortgages from an increase in the HPI, partially offset by movements in risk parameters primarily within Barclays UK
•A £3.0bn increase in methodology and policy primarily as a result of regulatory changes relating to implementation of IRB roadmap changes, partially offset by the reversal of the software intangibles benefit
•A £9.0bn increase in FX primarily due to appreciation of USD against GBP
Counterparty Credit risk RWAs increased £4.3bn:
•A £3.3bn decrease in book size primarily driven by derivative mark-to-market movements
•A £1.3bn increase in RWAs due to book quality primarily driven by movements in risk parameters within CIB
•A £3.0bn increase in methodology and policy as a result of regulatory changes relating to the introduction of SA-CCR
•A £3.3bn increase in FX primarily due to appreciation of USD against GBP
Market risk RWAs decreased £7.9bn:
•A £9.7bn decrease in book size primarily driven by a £6.7bn in Stressed Value at Risk (SVaR) model adjustment as a result of changes in portfolio composition, a £2.3bn decrease due to client and trading activities and a £0.7bn reduction in Structural FX
•A £1.8bn increase in FX primarily due to appreciation of USD against GBP

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	281

Risk performance - Treasury and Capital risk (continued)
Operational risk RWAs increased £2.1bn:
•A £2.1bn increase in book size primarily driven by the inclusion of higher 2022 CIB income compared to 2019

Leverage ratios and exposures
The Group is required to disclose a UK leverage ratio based on capital and exposure on the last day of the quarter. The Group is also required to disclose an average UK leverage ratio which is based on capital on the last day of each month in the quarter and an exposure measure for each day in the quarter.

Leverage ratios[a,b]
	2022	2021
As at 31 December	£m	£m
Average UK leverage ratio	4.8%	4.9%
Average T1 capital	60,865	59,739
Average UK leverage exposure	1,280,972	1,229,041

UK leverage ratio	5.3%	5.2%

CET1 capital	46,878	47,327
AT1 capital	13,224	12,179
T1 capital	60,102	59,506

UK leverage exposure	1,129,973	1,137,904

UK leverage exposure
	2022	2021
As at 31 December	£m	£m
Accounting assets
Derivative financial instruments	302,380	262,572
Derivative cash collateral	69,048	58,177
Securities financing transactions (SFTs)	189,637	170,853
Loans and advances and other assets	952,634	892,683
Total IFRS assets	1,513,699	1,384,285

Regulatory consolidation adjustments	(8,278)	(3,665)

Derivatives adjustments
Derivatives netting	(256,309)	(236,881)
Adjustments to collateral	(52,715)	(50,929)
Net written credit protection	16,190	15,509
Potential future exposure (PFE) on derivatives	84,168	137,291
Total derivatives adjustments	(208,666)	(135,010)

SFTs adjustments	24,203	24,544

Regulatory deductions and other adjustments	(21,447)	(20,219)

Weighted off-balance sheet commitments	124,169	115,047

Qualifying central bank claims	(272,321)	(210,134)

Settlement netting	(21,386)	(16,944)

UK leverage exposure	1,129,973	1,137,904
Notes
a     Fully loaded average UK leverage ratio was 4.7%, with £60.1bn of T1 capital and £1,280.2bn of leverage exposure. Fully loaded UK leverage ratio was 5.3%, with £59.4bn of T1 capital and £1,129.3bn of leverage exposure. Fully loaded UK leverage ratios are calculated without applying the transitional arrangements of the CRR as amended by CRR II.
b    Capital and leverage measures are calculated applying the transitional arrangements of the CRR as amended by CRR II.

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	282

Risk performance - Treasury and Capital risk (continued)
The UK leverage ratio increased to 5.3% (December 2021: 5.2%) primarily due to a £7.9bn decrease in the leverage exposure and a £0.6bn increase in Tier 1 capital. The UK leverage exposure decreased to £1,130.0bn (December 2021: £1,137.9bn) largely due to the following movements:
•£53.1bn decrease in PFE on derivatives largely driven by increased netting eligibility due to the introduction of SA-CCR
•£42.0bn decrease in cash at central banks net of the qualifying central bank claims exemption primarily due to the matching of allowable liabilities rather than deposits introduced under the UK leverage ratio framework and a decrease in Swiss Franc cash assets
•£33.0bn increase in loans and advances and other assets (excluding cash and settlement balances which are subject to regulatory exemptions) primarily due to increased lending
•£29.5bn increase in derivative financial instruments post additional regulatory netting and adjustments for cash collateral primarily driven by market volatility, increased activity in CIB and the application of a 1.4 multiplier introduced under SA-CCR
•£18.4bn increase in SFTs primarily driven by increased reverse repurchase activity in CIB
The average UK leverage ratio decreased to 4.8% (December 2021: 4.9%) due to a £51.9bn increase in average leverage exposure partially offset by a £1.1bn increase in average T1 capital. The average UK leverage exposure increased to £1,281.0bn (December 2021: £1,229.0bn) mainly driven by increased activity during the year that was partially offset by the impact of regulatory changes that came into effect from 1 January 2022 under the UK leverage ratio framework.

Minimum requirement for own funds and eligible liabilities

MREL requirements including buffers[a,b,c]	Requirement (£m):		Requirement (%):
	As at 31.12.2022	As at 31.12.2021	As at 31.12.2022	As at 31.12.2021
Requirement based on RWAs	97,387	77,302	28.9%	24.6%
Requirement based on UK leverage exposure[c]	91,213	93,975	8.1%	6.9%

Own funds and eligible liabilities[b,d]
			£m	£m
CET1 capital			46,878	47,327
AT1 capital instruments and related share premium accounts[d]			13,224	12,179
T2 capital instruments and related share premium accounts[d]			8,875	8,626
Eligible liabilities			43,851	39,889
Total Barclays PLC (the Parent company) own funds and eligible liabilities			112,828	108,021

Total RWAs			336,518	314,136
Total UK leverage exposure[c]			1,129,973	1,356,191

Own funds and eligible liabilities ratios as a percentage of:			As at 31.12.2022	As at 31.12.2021
Total RWAs			33.5%	34.4%
Total UK leverage exposure[c]			10.0%	8.0%
Notes
a    Minimum requirement excludes the confidential institution-specific PRA buffer.
b    CET1, T1 and T2 capital, and RWAs are calculated applying the transitional arrangements of the CRR as amended by CRR II including IFRS 9 transitional arrangements.
c    As at 31 December 2021, MREL requirements were on a CRR leverage basis which, from 1 January 2022, was no longer applicable for UK banks.
d    Includes other AT1 capital regulatory adjustments and deductions of £60m (December 2021: £80m), and other T2 credit risk adjustments and deductions of £125m (December 2021: £87m).

As at 31 December 2022, Barclays PLC (the Parent company) held £112.8bn of own funds and eligible liabilities equating to 33.5% of RWAs. This was in excess of the Group's MREL requirement, excluding the PRA buffer, to hold £97.4bn of own funds and eligible liabilities equating to 28.9% of RWAs. The Group remains above its MREL regulatory requirement including the PRA buffer.

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	283

Risk performance - Treasury and Capital risk (continued)
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

Functional currency of operations (audited)
	Foreign currency net investments	Borrowings which hedge the net investments	Derivatives which hedge the net investments	Structural currency exposures pre-economic hedges	Economic hedges	Remaining structural currency exposures
	£m	£m	£m	£m	£m	£m
31 December 2022
USD	27,441	(7,363)	(2,086)	17,992	(8,688)	9,304
EUR	9,776	(5,461)	(3)	4,312	(283)	4,029
JPY	689	—	(197)	492	—	492
Other currencies	3,330	—	(1,676)	1,654	(279)	1,375
Total	41,236	(12,824)	(3,962)	24,450	(9,250)	15,200

31 December 2021
USD	25,958	(7,707)	(2,356)	15,895	(7,389)	8,506
EUR	8,453	(3,408)	(3)	5,042	(268)	4,774
JPY	614	(97)	—	517	—	517
Other currencies	2,448	—	(64)	2,384	—	2,384
Total	37,473	(11,212)	(2,423)	23,838	(7,657)	16,181
Economic hedges relate to exposures arising on foreign currency denominated preference share and AT1 instruments. These are accounted for at historical cost under IFRS and do not qualify as hedges for accounting purposes. The gain or loss arising from changes in the GBP value of these instruments is recognised on redemption in retained earnings.
During 2022, total structural currency exposure net of hedging instruments decreased by £1.0bn to £15.2bn (2021: £16.2bn). Foreign currency net investments increased by £3.7bn to £41.2bn (2021: £37.5bn) driven predominantly by a £1.5bn increase in USD, £1.3bn increase in EUR and £0.9bn increase in other currencies. The hedges associated with these investments increased by £3.2bn to £16.8bn (2021: £13.6bn).
Pension risk review
The UK Retirement Fund (UKRF) represents approximately 96% (2021: 97%) of the Group’s total retirement benefit obligations globally. As such this risk review section focuses exclusively on the UKRF. The UKRF is closed to new entrants and there is no new final salary benefit being accrued. Existing active members accrue a combination of a cash balance benefit and a defined contribution element. Pension risk arises as the market value of the pension fund assets may decline, investment returns may reduce or the estimated value of the pension liabilities may increase.
Refer to the Management of pension risk section in the Barclays PLC Pillar 3 Report 2022 (unaudited) for more information on how pension risk is managed.
Assets
The Trustee Board of the UKRF defines its overall long-term investment strategy with investments across a broad range of asset classes. This results in an appropriate mix of return seeking assets as well as liability matching assets to better match future pension obligations. The two largest market risks within the asset portfolio are credit spread and growth assets. The split of scheme assets is shown within Note 33 to the financial statements. The fair value of the UKRF assets was £24.7bn as at 31 December 2022 (2021: £34.7bn).
Liabilities
The UKRF retirement benefit obligations are a series of future cash flows with relatively long duration. On an IAS 19 basis these cash flows are sensitive to changes in the expected long-term price inflation rate (RPI) and the discount rate (GBP AA corporate bond yield):
•An increase in long-term expected inflation corresponds to an increase in liabilities;
•A decrease in the discount rate corresponds to an increase in liabilities.

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	284

Risk performance - Treasury and Capital risk (continued)
Pension risk is generated through the Group’s defined benefit schemes and this risk is set to reduce over time as the main defined benefit scheme is closed to new entrants. The chart below outlines the shape of the UKRF’s liability cash flow profile as at 31 December 2022 that takes account of the future inflation indexing of payments to beneficiaries. The majority of the cash flows (approximately 95%) fall between 0 and 40 years, peaking between 11 and 20 years and reducing thereafter. The shape may vary depending on changes to inflation and longevity expectations and any members who elect to transfer out. Transfers out will bring forward the liability cash flows.
For more detail on the UKRF’s financial and demographic assumptions, see Note 33 to the financial statements.

Proportion of liability cash flows (%)

■	0-10 years	28.6
■	11-20 years	31.4
■	21-30 years	23.2
■	31-40 years	12.1
■	41-50 years	4.3
■	51+ years	0.5

Net IAS 19 position (£bn)

6
5
4
3
2
1
0

The graph above shows the evolution of the UKRF’s net IAS 19 position over the last two years. During 2022 the increase in the IAS 19 pension surplus was primarily driven by scheduled deficit reduction contributions, including payments made to unwind Heron transactions. The significant increase in interest rates over 2022 has had a broadly neutral impact on the net funding position. Benefit obligation reductions due to higher discount rates have been broadly offset by the changes in the fair value of scheme assets. Higher realised inflation over the year had a negative impact by increasing the projected liabilities, which was partially offset by updates to the demographic assumptions.
Refer to Note 33 to the financial statements for the sensitivity of the UKRF to changes in key assumptions.
Risk measurement
In line with Barclays’ risk management framework the assets and liabilities of the UKRF are modelled within a VaR framework to show the volatility of the pension position at a total portfolio level. This enables the risks, diversification and liability matching characteristics of the UKRF obligations and investments to be adequately captured. VaR is measured and monitored on a monthly basis. Risks are reviewed and reported regularly at forums including the Board Risk Committee, the Group Risk Committee and the Pension Executive Board. The VaR model takes into account the valuation of the liabilities on an IAS 19 basis (see Note 33 to the financial statements). The Trustee receives quarterly VaR measures on a funding basis.
The pension liability is also sensitive to post-retirement mortality assumptions which are reviewed regularly (See Note 33 to the financial statements). To mitigate part of this risk the UKRF has entered into longevity swaps hedging approximately three quarters of current pensioner liabilities.
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

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	285

Risk performance - Treasury and Capital risk (continued)
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
For further detail on the interest rate risk in the banking book governance and framework refer to pages 160 to 162 of the Barclays PLC Pillar 3 Report 2022 (unaudited).
Key metrics
AEaR
-73m
AEaR across the Group from a -25bps shock to forward interest rate curves.
Summary of performance in the period
•NII sensitivity to a -25bp rates shock has decreased year on year due to the timing impact of customer rate changes following the rate shock, combined with changes in balance sheet composition.
Net interest income sensitivity
The table below shows a sensitivity analysis on pre-tax net interest income for non-traded financial assets and liabilities, including the effect of any hedging. This analysis is not a forward guidance on NII and is intended as a quantification of risk exposure utilising the Net Interest Income (NII) metric as described on page 162 of the Barclays PLC Pillar 3 Report 2022(unaudited), which includes documentation of the main model assumptions.

Net interest income sensitivity (AEaR) by business unit (audited)
	Barclays UK	Barclays International	Head Office	Total
As at 31 December	£m	£m	£m	£m
2022
+25bps	15	25	(15)	25
-25bps	(59)	(29)	15	(73)

2021
+25bps	(2)	68	5	71
-25bps	(54)	(99)	(5)	(158)
Notes

The Group’s customer banking book hedging activity is risk reducing from an NII sensitivity perspective. The hedges in place remove interest rate risk and smooth income over the medium term. The NII sensitivity for the Group at 31 December 2022 without hedging in place for +/-25bp rate shocks would be £233m/£(281)m respectively.

NII sensitivity asymmetry is due to the timing impact of customer rate changes following the rate shock and also due to changes in the balance sheet composition. Reduction in overall NII sensitivity in both shock scenarios is due to the current rate levels removing the impact of embedded floors on product margins.

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	286

Risk performance - Treasury and Capital risk (continued)

Net interest income sensitivity (AEaR) by currency (audited)
As at 31 December
	2022		2021
	+25 basis points	-25 basis points	+25 basis points	-25 basis points
	£m	£m	£m	£m
GBP	(6)	(40)	14	(85)
USD	43	(45)	58	(62)
EUR	3	(4)	5	(15)
Other currencies	(15)	16	(6)	4
Total	25	(73)	71	(158)

Analysis of equity sensitivity
Equity sensitivity measures the overall impact of a +/-25bps movement in interest rates on retained earnings, FVOCI, cash flow hedge reserves and pensions. For non-NII items a DV01 metric is used, which is an indicator of the shift in value for a 1bp movement in the yield curve.

Analysis of equity sensitivity (audited)
As at 31 December	2022		2021

	+25 basis points	-25 basis points	+25 basis points	-25 basis points
	£m	£m	£m	£m
Net interest income	25	(73)	71	(158)
Taxation effects on the above	(5)	15	(15)	33
Effect on profit for the year	20	(58)	56	(125)
As percentage of net profit after tax	0.3%	(1.0%)	0.8%	(1.7%)

Effect on profit for the year (per above)	20	(58)	56	(125)
Fair value through other comprehensive income reserve	(291)	302	(479)	408
Cash flow hedge reserve	(774)	774	(859)	859
Taxation effects on the above	288	(291)	361	(342)
Effect on equity	(757)	727	(921)	800
As percentage of equity	(1.1%)	1.0%	(1.3%)	1.2%
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

Analysis of volatility of the FVOCI portfolio in the liquidity pool
	2022			2021
	Average	High	Low	Average	High	Low
For the year ended 31 December	£m	£m	£m	£m	£m	£m
Non-traded market value at risk (daily, 95%)	48	62	35	51	62	34
Value at risk decreased in the first half of the year driven by a reduction in interest rate risk positioning. This was partially offset by an increase in H2 due to elevated market volatility.

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	287

Risk performance - Operational risk
Operational risk
All disclosures in this section are unaudited unless otherwise stated.
Overview
Operational risks are inherent in the Group’s business activities and it is not cost effective or possible to attempt to eliminate all operational risks. The Operational Risk Framework is therefore focused on identifying operational risks, assessing them and managing them within the Group’s approved risk appetite.
The Operational Risk principal risk comprises the following risks: Change Delivery Management Risk; Data Management Risk; Financial Reporting Risk; Fraud Risk; Information Security Risk; Operational Recovery Planning Risk; Payments Process Risk; People Risk; Physical Security Risk; Premises Risk; Risk Reporting; Supplier Risk; Tax Risk; Technology Risk and Transaction Operations Risk. The operational risk profile is also informed by a number of connected risks: Cyber, Data, and Resilience. These represent threats to the Group that extend across multiple risk types, and therefore require an integrated risk management approach.
For definitions of these risks refer to the Operational Risk section of the Barclays PLC Pillar 3 Report 2022. To provide complete coverage of the potential adverse impacts on the Group arising from operational risk, the operational risk taxonomy extends beyond the risks listed above to cover operational risks associated with other principal risks too.
This section provides an analysis of the Group’s operational risk profile, including events above the Group’s reportable threshold, which have had a financial impact in 2022. The Group’s operational risk profile is informed by bottom-up risk assessments undertaken by each business unit and top-down qualitative review for each risk type. Fraud, Transaction Operations, Information Security and Technology continue to be highlighted as key operational risk exposures.
For information on conduct risk events, see the conduct risk section.

Key metrics
84%
of the Group’s net reportable operational risk events had a loss value of £50,000 or less
86%
of events by number are due to External Fraud
46%
of losses are from events aligned to External Fraud
53%
of losses are from events aligned to Execution, Delivery and Process Management

Summary of performance in the period
During 2022, total operational risk lossesa remained stable at £159m (2021: £163m) while the number of recorded events for 2022 (2,965) increased from the level for 2021 (2,724). The total operational risk losses for the year were mainly driven by events falling within the Execution, Delivery & Process Management and External Fraud BASEL Event Type categories, which tend to be high volume but low impact events.
Operational risk profile
Within operational risk, there are a large number of smaller value risk events. In 2022, 84% (2021: 84%) of the Group’s reportable operational risk events by volume had a value of less than £50,000 each. Cumulatively, events under this £50,000 threshold accounted for only 31% (2021: 28%) of the Group’s total net operational risk losses. A small proportion of operational risk events have a material impact on the financial results of the Group.

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	288

Risk performance - Operational risk (continued)

The analysis below presents the Group’s operational risk events by Basel event category:
Operational risk events by BASEL event category[a]

% of total risk events by count	% of total risk events by value
Internal fraud	Internal fraud

2022
2021

External fraud

2022
2021

Execution delivery and process management

2022
2021

Employment practices and workplace safety

2022
2021

Damage to physical assets

2022
2021

Clients, products and business practices

2022
2021

Business disruption and system failures

2022
2021

Note
a The data disclosed includes operational risk losses for reportable events impacting the Barclays Bank UK Group business areas, having impact of > £10,000 and excludes events that are conduct or legal risk, aggregate and boundary events. A boundary event is an operational risk event that results in a credit risk impact. Due to the nature of risk events that keep evolving, prior year losses are updated.

2022
2021

External fraud

2022
2021

Execution delivery and process management

2022
2021

Employment practices and workplace safety

2022
2021

Damage to physical assets

2022
2021

Clients, products and business practices

2022
2021

Business disruption and system failures

2022
2021

•External Fraud remains the category with the highest frequency of events at 86% of total events in 2022 (2021: 84%). Impacts from events arising from External Fraud decreased in 2022 to £73m (2021: £82m) and accounted for 46% of total 2022 losses (2021: 51%). In this category, high volume, low value events are driven by transactional fraud often related to debit and credit card usage.
•Execution, Delivery and Process Management impacts increased to £84m (2021: £77m) and accounted for 53% (2021: 47%) of total operational risk losses. The events in this category are typical of the banking industry as a whole where high volumes of transactions are processed on a daily basis, mapping mainly to Barclays Transaction Operations risk type. The overall frequency of events in this category remained stable at 14% of total events by volume (2021: 14%).
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
Operational Resilience remains a key area of focus for the Group, having been reinforced in recent years due to potential operational disruption from the COVID-19 pandemic. The Group continues to strengthen its resilience approach across its most important business services to improve recoverability and assurance thereof by reviewing scenarios based on current global climates.
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
For further information, refer to the operational risk management section.

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	289

Risk performance - Model risk, Conduct risk, Reputation risk and Legal risk
Model risk, Conduct risk, Reputation risk and Legal risk
All disclosures in this section are unaudited unless otherwise stated.
Model risk
Barclays is committed to continuously improving model risk management and made a number of enhancements in 2022, including:
•Improved transparency and oversight of models risk through implementation of upgrades to model risk governance structure.
•Upgraded model risk standards to improve readability, consistency and framework cohesiveness.
•Refreshed the model risk controls suite, providing additional clarity on several controls and ensuring evidentiary requirements are aligned to MRM’s BAU processes.
•Enhanced the Group Model Risk Appetite Statement, incorporating model quality and uncertainty around a model’s output.
•Strengthened validation practices through expansion of model-level validation procedures, implementation of an on-going validation training program and embedment of a validation quality assurance process.
•Executed on hiring strategy by expanding the model risk team to support a wider range of model validation demand and newly emerging model risks.
•Progressed model inception validation by bringing more than 95% of model risk (by model output) into compliance with the model risk management framework.

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
In 2022, the Group maintained focus on new and heightened inherent conduct risks, including those relating to the cost of living crisis, and continues to monitor these on an ongoing basis.
Businesses have continued to assess the potential customer, client and market impacts of strategic change. As part of the 2022 medium-term planning process, material conduct risks associated with strategic and financial plans were assessed.
Throughout 2022, conduct risks were raised by each business area for consideration by relevant Board level committees. These committees reviewed the risks raised and whether management’s proposed actions were appropriate to mitigate the risks effectively.
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

Trading Entity conduct risk dashboards, setting out key indicators in relation to conduct and risk, are provided to the respective Board Risk Committees and senior management. These continue to be evolved and enhanced to allow effective oversight and decision-making. Work is ongoing to enhance the Conduct Risk Control Environment in a timely and effective manner to ensure the Group operates within Risk Appetite. The tolerance adherence is assessed by the business areas through key indicators and reported to the relevant Trading Entity Board Committees as part of the conduct risk dashboard governance process.
The Group remains focused on the continuous improvements being made to manage risk effectively with an emphasis on enhancing governance and management information to identify risk at earlier stages.
Reputation risk
Barclays is committed to identifying reputation risks and issues as early as possible and managing them appropriately. At a Group level throughout 2022, reputation risks and issues were overseen by the Board which reviews the processes and policies which Barclays identifies and manages reputation risk. Within the Barclays Bank UK Group and the Barclays Bank Group reputation risks and issues were overseen by the respective risk and Board risk committees. The top live and emerging reputation risks and issues within the Barclays Bank UK Group and the Barclays Bank Group are included within an over-arching quarterly report at the respective Board level.
The Board reviewed risks escalated by the businesses and considered whether management’s proposed actions, for example attaching conditions to proposed client transactions or increased engagement with impacted stakeholders, were appropriate to mitigate the risks effectively. The Board also received regular updates with regard to key reputation risks and issues, including: Barclays' response to the conflict in Ukraine; Barclays’ association with sensitive sectors; access to banking; lending practices and the resilience of key Barclays systems and processes.

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	290

Risk performance - Model risk, Conduct risk, Reputation risk and Legal risk (continued)
The Group continued to incur costs in relation to litigation and conduct matters, refer to Note 26 Legal, competition and regulatory matters and Note 24 Provisions for further details. Costs include customer redress and remediation, as well as fines and settlements. Resolution of these matters remains an ongoing commitment to improve oversight of culture and conduct and management of reputation risks.
As part of Barclays 2022 Medium Term Planning process, material reputation risks associated with strategic and financial plans were also assessed.

Legal risk
The Group remains committed to continuous improvements in managing legal risk effectively. At the end of 2022, enhancements were made to the Group-wide legal risk management framework primarily relating to the Legal Function's responsibility for the identification of legal risks and the escalation of legal risk as necessary.
Other improvements during 2022 included a review and update of the supporting legal risk policies, standards and mandatory training, reinforced by ongoing engagement with and education of the Group’s businesses and functions by Legal Function colleagues. Legal risk tolerances and legal risk appetite have also been reviewed.
Tolerances adherence is assessed through key indicators, which are also used to evaluate the legal risk profile and are reviewed, at least annually, through the relevant risk and control committees. Mandatory controls to manage legal risks are set out in the legal risk standards and are subject to ongoing monitoring. The changes to the legal risk management framework referred to above are intended to provide continuing improvements to the effectiveness of the legal risk control environment as they are implemented through 2023.

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	291

Supervision and regulation
Supervision of the Group
The Group’s operations, including its overseas branches, subsidiaries and associates, are subject to a large number of rules and regulations applicable to the conduct of banking and financial services business in each of the jurisdictions in which the Group operates. These apply to business operations, impact financial returns and include capital, leverage and liquidity requirements, authorisation, registration and reporting requirements, restrictions on certain activities, conduct of business regulations and many others.
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
Supervision in the UK
In the UK, day-to-day regulation and supervision of the Group is divided between the Prudential Regulation Authority (PRA) (a division of the Bank of England (BoE)) and the Financial Conduct Authority (FCA). In addition, the Financial Policy Committee (FPC) of the BoE has influence on the prudential requirements that may be imposed on the banking system through its powers of direction and recommendation. Certain members of the Group are also subject to regulatory initiatives undertaken by the UK Payment Systems Regulator (PSR), as a participant in payment systems regulated by the PSR.
Barclays Bank PLC and Barclays Bank UK PLC are authorised with permission to accept deposits, amongst other things, and subject to prudential supervision by the PRA and subject to conduct regulation and supervision by the FCA. The Barclays Bank Group is subject to prudential supervision on a solo-consolidated basis and the Barclays Bank UK Group is subject to prudential supervision on a group consolidated basis and on an individual basis. The Group is also subject to prudential supervision by the PRA on a group consolidated basis. Barclays PLC has been approved by the PRA as a financial holding company.
Barclays Capital Securities Limited is authorised and subject to prudential supervision by the PRA as a PRA-designated investment firm and subject to conduct regulation and supervision by the FCA. Barclays Execution Services Limited is an appointed representative of Barclays Bank PLC, Barclays Bank UK PLC and Clydesdale Financial Services Limited.
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
Further, the BoE, as the UK resolution authority, informs prudential requirements and sets requirements for the Group relating to resolution preparedness.
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
Both the PRA and the FCA apply standards that generally either anticipate or go beyond requirements established by global or EU standards, whether in relation to capital, leverage and liquidity, resolvability and resolution or matters of conduct. The UK is in the process of reviewing and revising the EU legislation that was onshored into English law following the UK's departure from the EU. This process is at a very early stage, but based on current indications, it is not expected to result in a materially different standard of regulation with respect to PRA and FCA standards. The medium term outlook for the costs and impact of operating under the post-Brexit UK regime remains unclear until details of any changes are confirmed. There is potential for an increase in regulatory implementation costs in the near term to adapt systems and controls.
Both the PRA and the FCA have assessed the impact of COVID-19 and Brexit on UK financial markets and customers as well as the orderly transition away from LIBOR and have issued guidance for regulated entities accordingly. In each case, the guidance focussed on customer / client outcomes and conduct risk, as well as ensuring fair and orderly markets .
Supervision in the EU
The Group’s operations in Europe are authorised and regulated by a combination of its home regulators and host regulators in the European countries where the Group operates.
Barclays Bank Ireland PLC is licensed as a credit institution by the Central Bank of Ireland (CBI) and is designated as a significant institution falling under direct supervision on a solo basis by the European Central Bank (ECB) for prudential purposes. Barclays Bank Ireland PLC’s EU branches are supervised by the ECB and are also subject to direct supervision for local conduct purposes by national supervisory authorities in the jurisdictions where they are established. Barclays Bank Ireland PLC is subject to the requirements set by the Single Resolution Board (SRB) as the host resolution authority of Barclays Bank Ireland PLC. Barclays Bank Ireland PLC is also subject to supervision by the CBI as home state or competent authority under various EU financial services directives and regulations.
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

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	292

Supervision and regulation (continued)
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
BUSL is the Group’s ultimate US holding company that holds substantially all of the Group’s US subsidiaries (including Barclays Capital Inc. (BCI) and Barclays Bank Delaware). BUSL is subject to requirements in respect of capital adequacy, capital planning and stress testing, risk management and governance, liquidity, leverage limits, large exposure limits, activities restrictions and financial regulatory reporting. Barclays Bank PLC’s New York branch is also subject to enhanced prudential standards relating to, among other things, liquidity and risk management.
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
In addition to oversight by the FRB, Barclays Bank PLC’s New York branch and many of the Group’s subsidiaries are regulated by additional US authorities based on the location or activities of those entities. The New York branch of Barclays Bank PLC is subject to supervision and regulation by the New York State Department of Financial Services (NYSDFS). Barclays Bank Delaware, a Delaware chartered bank, is subject to supervision and regulation by the Delaware Office of the State Bank Commissioner,
the Federal Deposit Insurance Corporation (FDIC), the FRB and the Consumer Financial Protection Bureau (CFPB). The deposits of Barclays Bank Delaware are insured by the FDIC, up to applicable limits. Barclays PLC, Barclays Bank PLC, BUSHL, BUSL, and BGUS are required to act as a source of strength for Barclays Bank Delaware. This could, among other things, require these entities to provide capital support to Barclays Bank Delaware if it fails to meet applicable regulatory capital requirements.
The Group’s US securities broker/dealer and investment banking operations are conducted primarily through BCI, and are also subject to ongoing supervision and regulation by the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority (FINRA) and other government agencies and SROs under US federal and state securities laws. BCI is also registered as a Futures Commission Merchant with the Commodity Futures Trading Commission (CFTC), through which the Group conducts its US futures and options on futures business, including client clearing operations, which are subject to ongoing supervision and regulation by the CFTC, the National Futures Association and other SROs.
Under the US framework for regulating swaps and security-based swaps established under Title VII of the Dodd-Frank Act, the CFTC has regulatory authority over swaps, the SEC has regulatory authority over security-based swaps, and the CFTC and SEC jointly regulate mixed swaps (as such terms are defined in the relevant legislation). Accordingly, the Group’s activities related to US swaps and security-based swaps are principally conducted by Barclays Bank PLC and are subject to ongoing supervision and regulation by the CFTC and the SEC, respectively. Barclays Bank PLC is provisionally registered as a swap dealer with the CFTC and conditionally registered as a Security-based swap dealer with the SEC. Barclays Bank PLC is also subject to the FRB swaps rules with respect to margin and capital requirements. In addition, Barclays Bank Ireland PLC is provisionally registered as a swap dealer with the CFTC and is subject to the FRB swaps rules with respect to margin and capital.
Supervision in Asia Pacific
The Group’s operations in Asia Pacific are supervised and regulated by a broad range of national banking and financial services regulators.
Prudential regulation
Certain Basel III standards were implemented in EU law through the Capital Requirements Regulation (CRR) and the Capital Requirements Directive IV (CRD IV), as amended by CRR II and CRD V. These standards were retained in the UK regulatory framework via a series of onshoring instruments as part of the UK’s withdrawal from the European Union. Beyond the minimum standards required by CRR, the PRA has expected the Group, in common with other major UK banks and building societies, to meet a 7% Common Equity Tier 1 (CET1) ratio at the level of the consolidated group since 1 January 2016. The 7% CET1 ratio is made up of a Pillar 1 minimum capital requirement of 4.5% CET1 and a capital conservation buffer which must be met entirely with CET1 capital.
Global systemically important banks (G-SIBs), such as the Barclays Group, are subject to a number of additional prudential requirements, including the requirement to hold additional loss-absorbing capacity and additional capital buffers above the level required by Basel III standards. The level of the G-SIB buffer is set by the Financial Stability Board (FSB) according to a bank’s systemic importance and can range from 1% to 3.5% of risk-weighted assets (RWAs). The G-SIB buffer must be met with CET1. In November 2022, the FSB published an update to its list of G-SIBs, maintaining the 1.5% G-SIB buffer that applies to the Group.
The Group is also subject to a ‘combined buffer requirement’ consisting of (i) a capital conservation buffer of 2.5%, and (ii) a countercyclical capital buffer (CCyB). The CCyB is based on rates determined by the regulatory authorities in each jurisdiction in which the Group maintains exposures. In March 2020, the FPC cut the UK CCyB rate to 0% with immediate effect in order to support the supply of credit expected as a result of the COVID-19 pandemic. In December 2021, the FPC raised the UK CCyB to 1% with effect from 13 December 2022. In July 2022, the FPC announced that it would raise the UK CCyB rate to 2% with effect from 5 July 2023.
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

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	293

Supervision and regulation (continued)
the capital that firms use to meet their minimum requirements (Pillar 1 and Pillar 2A) cannot be counted towards meeting the combined buffer requirement.
The PRA may also impose a confidential 'PRA buffer' to cover risks over a forward looking planning horizon, including with regard to firm-specific stresses or management and governance weaknesses. If the PRA buffer is imposed on a specific firm, it must be met separately to the combined buffer requirement, and must be met fully with CET1 capital.
As part of its approach to ring fencing, the FPC established a framework to apply a firm-specific systemic risk buffer (SRB) which could be set between 0% and 3% of RWAs and which had to be met solely with CET1 capital. The purpose of the SRB was to increase the capacity of ring-fenced bodies, such as Barclays Bank UK PLC, to absorb stress. The buffer rate applicable to the Group’s ring-fenced sub-group was set at 1% with effect from August 2019. With the implementation of CRD V, the Other Systemically Important Institutions Buffer (O-SII buffer) replaced the SRB. As part of the implementation of CRD V, the PRA and FPC confirmed that the Barclays Bank UK PLC O-SII buffer would be held at the historic SRB rate of 1% until reassessment in December 2021. On 8 October 2021, the PRA extended the O-SII buffer rate of 1% for a further year, with any future adjustment to the O-SII buffer applicable from January 2024. In addition, in May 2022, the FPC decided to change the metric used to determine O-SII buffer rates from total assets to the UK leverage exposure measure and to recalibrate the thresholds used to determine O-SII buffer rates to prevent an overall tightening or loosening of the framework relative to its pre-Covid level. The FPC determined that the average of firms’ quarter-end leverage exposure measure over the year will be used to determine O-SII buffer rates, rather than the year-end value and that this change will only take effect after the PRA’s December 2023 review. Thus, the December 2023 review will be based on end-2022 leverage exposure measure. Rates set in 2023 will apply from January 2025. In addition, Barclays Bank Ireland PLC is identified as a O-SII by the CBI, who have imposed an O-SII buffer on Barclays Bank Ireland PLC.
In July 2021 and October 2021, the PRA, respectively, published a policy statement and confirmation, setting out its planned implementation of certain Basel III standards, including the net stable funding ratio (NSFR), the new counterparty credit risk standard (SA-CCR) and rules on large exposures. As part of this policy statement, the PRA also confirmed that it would maintain its approach of requiring the deduction of software assets from capital. On 30 November 2022, the PRA published consultation paper CP16/22 concerning the implementation of the remaining Basel III standards, which include a revised standardised approach for credit risk, the elimination of modelled approaches for certain credit risk exposure categories, a new standardised approach for operational risk, a new market risk approach and the implementation of an output floor requiring reported RWAs calculated under standardised and modelled approaches to be a minimum of 72.5% of fully standardised calculations. The EU has also launched its legislative process for implementing these remaining Basel III reforms. In October 2021, the FPC and PRA published a policy statement setting out changes to the leverage ratio framework, including applying the leverage ratio requirement on an individual basis and making sub-consolidation available as an alternative to individual application where a firm has subsidiaries that can be consolidated, which apply from 1 January 2023.
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
The BoE, as the UK resolution authority, has the power to resolve a UK financial institution that is failing or likely to fail by exercising certain stabilisation tools, including (i) bail-in: the cancellation, transfer or dilution of a relevant entities’ equity and write-down or conversion of the claims of a relevant entities' unsecured creditors (including holders of capital instruments) and conversion of those claims into equity as necessary to restore solvency; (ii) the transfer of all or part of a relevant entities' business to a private sector purchaser; and (iii) the transfer of all or part of a relevant entities' business to a “bridge bank” controlled by the BoE. When exercising any of its stabilisation powers, the BoE must generally provide that shareholders bear first losses, followed by creditors in accordance with the priority of their claims in insolvency.
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
In addition, the BoE has the power, under the Banking Act, to permanently write-down or convert into equity tier 1 capital

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	294

Supervision and regulation (continued)
instruments, tier 2 capital instruments and internal eligible liabilities at the point of non-viability of an institution.
The BoE’s preferred approach for the resolution of the Group is a bail-in strategy with a single point of entry at Barclays PLC. Under such a strategy, Barclays PLC’s subsidiaries would remain operational while Barclays PLC’s capital instruments and eligible liabilities would be written down or converted to equity in order to recapitalise the Group and allow for the continued provision of services and operations throughout the resolution. The order in which the bail-in tool is applied reflects the hierarchy of capital instruments under UK CRD IV and otherwise respecting the hierarchy of claims in an ordinary insolvency. Accordingly, the more subordinated the claim, the more likely losses will be suffered by owners of the claim.
The PRA has made rules that require authorised firms to draw up recovery plans and resolution packs, as required by the BRRD. Recovery plans are designed to outline credible actions that authorised firms could implement in the event of severe stress in order to restore their business to a stable and sustainable condition. Removal of potential impediments to an orderly resolution of a banking group or one or more of its subsidiaries is considered as part of the BoE’s and PRA’s supervisory strategy for each firm, and the PRA can require firms to make significant changes in order to enhance resolvability. The submission of resolution packs was suspended by the PRA in 2018 until further notice and replaced by annual EBA resolution reporting. The Group has provided the PRA with a recovery plan annually, however, the PRA notified in October 2022 that it has moved submission to a biennial submission cycle. The Barclays Group continues to maintain the recovery plan annually.
Under the Resolvability Assessment Framework (RAF) firms are required to have in place capabilities covering three resolvability outcomes: (i) adequate financial resources; (ii) being able to continue to do business through resolution and restructuring; and (iii) being able to communicate and co-ordinate within the firm and with authorities. The first self-assessment report on these capabilities was submitted by the Group to the PRA/BoE in 2021 and public disclosures by both firms and the PRA/BoE were made in June 2022 (and are required every two years thereafter). The Bank of England’s assessment concluded that there are no shortcomings, deficiencies or substantive impediments identified in the Group’s resolution capabilities that could impede its ability to execute the preferred resolution strategy. In future, should any such issues be identified, the PRA/BoE could exercise its various powers to direct the Group to address the relevant issues.
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
In the US, Title I of the DFA, as amended, and the implementing regulations issued by the FRB and the FDIC require each bank holding company with assets of $250bn or more, including those within the Group, to prepare and submit a plan for the orderly resolution of subsidiaries and operations in the event of future material financial distress or failure. The Group submitted a “targeted plan” in December 2021. The agencies did not identify any shortcomings or deficiencies with the Group’s 2021 US Resolution Plan. The Group’s next submission of the US Resolution Plan in respect of its US operations will be a “full plan” due in 2024.
Barclays Bank Ireland PLC is required by the ECB to submit a standalone BRRD compliant recovery plan on an annual basis. As a Significant Institution under direct ECB supervision, Barclays Bank Ireland PLC falls within the remit of the EU Single Resolution Board (SRB), as the resolution authority for the Eurozone. Under the provisions of the BRRD and EU Single Resolution Mechanism Regulation (SRMR), the SRB is required to determine the optimal resolution strategy for Barclays Bank Ireland PLC and, also, to prepare a resolution plan for the bank. The SRB undertakes this work within the context of the BoE’s preferred resolution strategy of single point of entry with bail in at Barclays PLC. In order to carry out its mandate, the SRB collects detailed structural and other information from Barclays Bank Ireland PLC on a regular basis, as well as engaging with the bank to identify and address impediments to resolution. This work is done in coordination with the BoE, as the Group resolution authority. Barclays Bank Ireland PLC will need to meet the SRB’s requirements for resolution as set out in the SRB’s ‘Expectations for Banks’ document by 31 December 2023.
TLAC and MREL
The Group is under the supervision of the BoE, as the UK resolution authority, and is subject to a Minimum Requirement for own funds and Eligible Liabilities (MREL), which includes a component reflecting the FSB’s standards on total loss absorbency capacity (TLAC).
The MREL requirements were fully implemented by 1 January 2022, from which time G-SIBs with resolution entities incorporated in the UK are required to meet an MREL equivalent to the higher of: (i) two times the sum of their Pillar 1 and Pillar 2A requirements; or (ii) the higher of two times their leverage ratio requirement or 6.75% of leverage exposures. Internal MREL for operating subsidiaries is subject to a scalar in the 75-90% range of the external requirement that would apply to the subsidiary if it were a resolution entity. The starting point for the scalar is 90% for ring-fenced bank sub-groups.
Barclays Bank Ireland PLC is subject to the SRB’s MREL policy, as issued in June 2022, in respect of the internal MREL that it will be required to issue to the Group. The SRB’s current calibration of internal MREL for non-resolution entities is expressed as two ratios that have to be met in parallel: (a) two times the sum of: (i) the firm’s Pillar 1 requirement; and (ii) its Pillar 2 requirement; and (b) two times the leverage ratio requirement. The SRB’s policy does not apply any scalar in respect of the internal MREL requirement. Under the SRB MREL policy, a bank specific adjustment can be applied by the SRB to MREL requirements.
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

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	295

Supervision and regulation (continued)
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
Structural reform
In the UK, the Financial Services (Banking Reform) Act 2013 put in place a framework for ring-fencing certain operations of large banks. Ring-fencing requires, among other things, the separation of the retail and smaller deposit-taking business activities of UK banks into a legally distinct, operationally separate and economically independent entity, which is not permitted to undertake a range of activities. This regime was independently reviewed in 2021, with the final report published in March 2022. The review recommended that HM Treasury should review the practicalities of aligning the ring-fencing and resolution regimes, amongst other things, and the government has stated that it intends to issue a public call for evidence on this issue in the first quarter of 2023 and to consult on reforms to the ring-fencing regime in mid 2023 in line with the recommendations in the independent review.
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

Market infrastructure regulation
In recent years, regulators as well as global-standard setting bodies such as the International Organisation of Securities Commissions (IOSCO) have focused on improving transparency and reducing risk in markets, particularly risks related to over-the-counter (OTC) derivative transactions. This focus has resulted in a variety of new regulations across the G20 countries and beyond that require or encourage on-venue trading, clearing, posting of margin and disclosure of pre-trade and post-trade information.
In particular, the Markets in Financial Instruments Directive and Markets in Financial Instruments Regulation (collectively referred to as MiFID II) have affected many of the markets in which the Group operates, the instruments in which it trades and the way it transacts with market counterparties and other customers. MiFID II is currently undergoing a review process in both the EU and the UK, including as part of the EU’s ongoing focus on the development of a stronger Capital Markets Union and the UK’s Wholesale Markets Review.
Regulation of benchmarks
The EU and UK Benchmarks Regulation apply to the administration, contribution and use of benchmarks within the EU and the UK, respectively. Financial institutions within the EU or the UK, as applicable, are prohibited from using benchmarks unless their administrators are authorised, registered or otherwise recognised in the EU or the UK, respectively. The FCA has also been working to phase out use of LIBOR, with GBP LIBOR ceasing to be published in its original form from the end of 2021 and synthetic versions of GBP LIBOR being made available only for a limited period of time. Similarly, USD LIBOR will cease to be published in its current form in June 2023 and other LIBOR and IBOR rates are also being wound down. Global regulators in conjunction with the industry have developed and are continuing to develop alternative benchmarks and risk-free rate fallback arrangements, including updates to existing, as well as new, applicable legislation.
Regulation of the derivatives market
The European Market Infrastructure Regulation (EMIR) has introduced requirements designed to improve transparency and reduce the risks associated with the derivatives market. EMIR has operational and financial impacts on the Group, including by imposing new collateral requirements on a broader range of market participants with effect from 2022. Access to the clearing services of certain Central Clearing Counterparties (CCPs) used by Group entities is currently permitted under temporary equivalence and recognition regimes and decisions in the UK and EU. If not extended or made permanent, the EU’s equivalence decision for UK Central Clearing Counterparties (CCPs), and exemption for certain intragroup transactions from the EMIR derivatives clearing and margin obligations, both due to expire at the end of June 2025, could also have operational and financial impacts on the Group, as could the removal of temporary recognition of non-UK CCPs by the UK. EMIR is currently undergoing a review process in the EU which may result in changes to the intragroup transactions exemption, potentially making it easier to rely on. However, the review is in its very early stages so it is not yet certain what changes may result from it.
US regulators have imposed similar rules as the EU with respect to the mandatory on-venue trading and clearing of certain derivatives, and post-trade transparency, as well as in relation to the margining of OTC derivatives. US regulators have finalised certain aspects of their rules with respect to their application on a cross-border basis, including with respect to their registration requirements in relation to non-US swap dealers and security-based swap dealers. The regulators may adopt further rules, or provide further guidance, regarding cross-border applicability. In December 2017, the CFTC and the European Commission recognised the trading venues of each other’s jurisdiction to allow market participants to comply with mandatory on-venue trading requirements while trading on certain venues recognised by the other jurisdiction. In December 2022, the CFTC extended temporary relief that would permit trading venues and market participants located in the UK to continue to rely on this mutual recognition framework following the withdrawal of the UK from the EU.
Certain participants in US swap markets are required to register with the CFTC as ‘swap dealers’ or ‘major swap participants’ and/or, with the SEC as ‘security-based swap dealers’ or ‘major security-based swap participants’. Such registrants are subject to CFTC and/or SEC regulation and oversight. Entities required to register as swap dealers and/or security-based swap dealers are subject to business conduct, record-keeping and reporting requirements under either or both CFTC

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	296

Supervision and regulation (continued)
and SEC rules. Barclays Bank PLC is also subject to regulation by the FRB, and is both provisionally registered with the CFTC as a swap dealer and conditionally registered with the SEC as a security-based swap dealer. In addition, Barclays Bank Ireland PLC is provisionally registered as a Swap Dealer with the CFTC.
Accordingly, Barclays Bank PLC and Barclays Bank Ireland PLC are subject to CFTC rules on business conduct, record-keeping and reporting and to FRB rules on capital and margin. The CFTC has approved certain comparability determinations that permit substituted compliance with non-US regulatory regimes for certain swap regulations. Substituted compliance is a recognition program whereby compliance with a comparable regulatory requirement of a foreign jurisdiction is deemed to serve as a substitute for compliance with comparable requirements of the U.S. Commodity Exchange Act and the CFTC’s regulations. Substituted compliance has been granted only in respect of certain requirements promulgated by regulatory authorities in certain identified jurisdictions that the CFTC believes are sufficiently comparable to its own requirements. Substituted compliance was granted in respect of certain European Union requirements in December 2013. In December 2022, the CFTC extended temporary relief that would permit swap dealers located in the UK to continue to rely on existing CFTC substituted compliance determinations with respect to EU requirements in the event of a withdrawal of the UK from the EU. Barclays Bank PLC and Barclays Bank Ireland PLC rely upon the CFTC’s grant of substituted compliance as a means to comply with certain swap dealer requirements.
Barclays Bank PLC conditionally registered as a security-based swap dealer with the SEC as of 1 November 2021. As a registered security-based swap dealer, Barclays Bank PLC is subject to SEC business conduct, recordkeeping and reporting rules similar to the CFTC rules noted above. Like the CFTC, the SEC approved certain comparability determinations that permit conditional substituted compliance with non-US regulatory regimes for certain security-based swap regulations. Due to the imposition by the SEC of more stringent requirements on which its grant of substituted compliance is conditioned, Barclays Bank PLC is relying on substituted compliance only with respect to a limited number of SEC security-based swap dealer rules.
Many of the regulations under the CFTC and SEC regimes are similar in scope of application. The rules of both the SEC and the CFTC are roughly divided into “transaction-level rules” and “entity-level rules”. Transaction-level rules apply only in circumstances in which at least one of the parties to the swap or security-based swap transaction has sufficient nexus to the United States. Entity-level rules apply to swap dealers or security-based swap dealers across all their swap or security-based swaps without distinction as to the counterparty or location of the transaction. Unlike the CFTC, certain SEC rules apply to transactions entered into by non-US security-based swap dealers based on the location from which certain activities are undertaken. These SEC rules apply to security-based swap transactions facing non-US person counterparties that are “arranged, negotiated or executed” by US-based security-based swap dealer personnel. This distinction expands the scope and impact of the SEC regime to transactions with a greater number of non-US counterparties.
As noted above, Barclays Bank PLC and Barclays Bank Ireland PLC are subject to FRB rules on capital and margin.
In 2022, the SEC proposed Rule 10B-1 that would require any person with a security-based swap position (aggregated across all affiliated persons) that exceeds any of the thresholds specified by the SEC to promptly report certain information by the next business day, including the identity of the reporting person and the security-based swap position, as well as the ownership of securities positions related to the security-based swap position. Such reports would be available publicly. If adopted as proposed, this rule could increase the burden and cost to Barclays Bank PLC of utilising security-based swaps.
Other regulatory developments in the US
The SEC has also put forth a number of other recent proposals that, if adopted, could have a significant impact on the Group’s business and operations, including: (i) proposed amendments to Exchange Act Rule 15c6-1 that would shorten the standard settlement cycle for most broker-dealer transactions in securities from two business days after the trade (T+2) to one business day after the trade (T+1), which could require significant changes to BCI’s settlement procedures and practices, and new Exchange Act Rule 15c6-2 which would generally require market-wide improvements in the rate of same-day affirmations and on central matching service providers; (ii) a proposed rule that would mandate central clearing of many US Treasury securities transactions and would amend the broker-dealer customer protection rule as it applies to margin posted for transactions in US Treasury securities, which could impose additional costs on the Group’s Treasury securities trading activity; and (iii) a series of market structure proposals which would have a significant impact on securities trading activity by BCI and other Group entities, as the SEC proposals would (a) impose a new SEC best execution obligation on securities broker-dealers, including BCI, (b) require that certain individual investor orders be exposed to auctions before they could be executed internally by certain trading centres, and (c) amend certain rules under Regulation NMS (National Market System) to adopt variable minimum pricing increments, reduce access fee caps for protected quotations, require that the amount of exchange fees and rebates be determinable at the time of execution, and update and expand to certain broker-dealers the disclosures required for order executions in NMS stocks, among other changes.
Other regulation
Consumer protection, culture, and diversity and inclusion
In May 2021, the FCA published a consultation paper proposing the imposition of a new consumer duty on firms. The duty looks to set higher expectations for the standard of care that firms provide to customers and will impact all aspects of Barclays' retail businesses, including every customer journey, product and service as well as our relationships with partners, suppliers and third parties. This will result in significant implementation costs and there will also be higher ongoing costs for the industry as a result of extensive monitoring and evidential requirements. Final rules were published in July 2022 and will come into force on 31 July 2023 for new and existing products or services that are open to sale or renewal, and on 31 July 2024 for closed products or services.
Our regulators have enhanced their focus on the promotion of cultural values as a key area for banks, although they generally view the responsibility for reforming culture as primarily sitting with the industry. The UK regulators have also begun focusing on diversity and inclusion in financial services firms, with the Bank of England, PRA and FCA having published a joint discussion paper and the FCA having published a policy statement on this topic in April 2022.

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	297

Supervision and regulation (continued)
Data protection
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
The EU’s General Data Protection Regulation (GDPR) created a broadly harmonised privacy regime across EU member states, introducing mandatory breach notification, enhanced individual rights, a need to openly demonstrate compliance, and significant penalties for breaches. The extraterritorial effect of the GDPR means entities established outside the EU may fall within the Regulation’s ambit when offering goods or services to European based customers or clients. Following the UK’s withdrawal from the EU, the UK continues to apply the GDPR framework (as onshored into UK law and hence now referred to as the ‘UK GDPR’ - this sits alongside an amended version of the UK Data Protection Act 2018). Following the invalidation by the European Court of Justice (CJEU) of the EU-US Privacy Shield as a mechanism for transferring EU personal data to the US, the European Commission published new standard contractual clauses (SCCs) in 2021 to meet the requirements of GDPR and the CJEU decision, known as Schrems II. In early 2022, the UK Information Commissioner set out its own international data transfer agreement, and the international data transfer addendum to the European Commission’s SCCs for international data transfers. Implementing the new EU SCCs and/or the UK addendum, which involve case-by-case transfer impact assessments and other safeguards, is likely to result in increased compliance costs for the Group. In 2021, China adopted its first comprehensive law in relation to personal information called the Personal Information Protection Law (PIPL). The PIPL applies to processing activities within mainland China, but similar to the GDPR, the PIPL has extraterritorial reach. As the global data protection regulatory landscape develops, noncompliance with any such requirements could lead to regulatory fines and other penalties.
In the US, Barclays Bank Delaware is subject to the US Federal Gramm-Leach-Bliley Act (GLBA) and the California Privacy Rights Act of 2020, which amended the California Consumer Privacy Act of 2018 and came into effect on 1 January 2023 (CPRA). The GLBA limits the use and disclosure of non-public personal information to non-affiliated third parties, and requires financial institutions to provide written notice of their privacy policies and practices and implement certain information security policies and practices. Any violations of the GLBA could subject Barclays Bank Delaware to additional reporting requirements or regulatory investigation or audits by the financial regulators. More broadly, the Group's US operations are subject to the CPRA which applies to personal information that is not collected, processed, sold or disclosed subject to the GLBA. The CPRA requires applicable members of the Group to both provide California residents with additional disclosures regarding the collection, use and sharing of personal information and grant California residents access, deletion, correction and other rights, including the right to opt-out of certain sales or transfers of personal information and the right to limit the processing of sensitive personal information to certain purposes. Any violations of the CPRA may be subject to enforcement by the California Privacy Protection Agency and the California Attorney General and the imposition of monetary penalties, as well as potential lawsuits arising from the private right of action provided to California residents in the case of certain data breaches. Bills proposed in the United States Congress and in the legislatures of various US states, if enacted, may have further impact on the data privacy practices of Barclays’ US operations. In addition, all 50 states have laws including obligations to provide notification of security breaches of computer databases that contain personal information to affected individuals, state officers and others.
Cybersecurity and operational resilience
Regulators globally continue to focus on cybersecurity risk management, organisational operational resilience and overall soundness across all financial services firms, with customer and market expectations of uninterrupted access to financial services remaining at an all-time high.
The regulatory focus has been further heightened by the increasing number of high-profile ransomware and other supply chain attacks seen across the industry in recent years and the growing reliance of financial services on Cloud and other third party service providers. This is evidenced by the continuing introduction of new laws and regulatory frameworks directed at enhancing resilience of both firms and their critical third party providers. A new UK framework introduced last year requires firms to be able to remain within impact tolerances set for their important business services by no later than 31 March 2025, with further legislation focusing on the resilience of critical third party providers now in the pipeline. The European Union’s Digital Operational Resilience Act (DORA) entered into force in January 2023 and will apply in early 2025 (after a two-year implementation period), introducing comprehensive and sector specific regulation on Information Communication Technologies( ICT) incident reporting, testing and third party risk management, and providing for direct oversight of critical third party providers servicing the EU financial services sector. The existing and anticipated requirements for increased controls will serve to improve industry standardisation and resilience capabilities, enhancing our ability to deliver services during periods of potential disruption. However, such measures are likely to result in increased technology and compliance costs for the Group.
In 2022, the SEC published proposed disclosure rules and amendments regarding cybersecurity risk management, governance and incident reporting by US-listed companies, including foreign private issuers such as Barclays PLC and Barclays Bank PLC. Also in 2022, NYDFS both increased enforcement of and published proposed amendments to its main cybersecurity regulation applying to the New York Branch of Barclays Bank PLC. Final versions of the SEC proposed disclosure rules and NYDFS proposed amendments are expected in 2023.
Regulatory initiatives on ESG disclosure
The EU Regulation on Sustainability-Related Disclosures introduces disclosure obligations requiring financial institutions to explain how they integrate environmental, social and governance factors in their investment decisions for certain financial products. In addition, the EU Taxonomy Regulation provides for a general framework for the development of an EU-wide classification system for environmentally sustainable economic activities. The EU Corporate Sustainability Reporting Directive will introduce sustainability related reporting obligations for various entities including EU banks and certain listed companies, with reporting to

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	298

Supervision and regulation (continued)
commence on a phased basis from the financial year 2024. Draft sustainability reporting standards are being developed by the European Financial Reporting Advisory Group.
From June 2022, the EU’s Capital Requirements Regulation requires certain large financial institutions to disclose information on environmental, social and governance risks, including physical risks and transition risks.
The EU has also proposed a Directive on Corporate Sustainability Due Diligence which, if adopted, would require EU firms, including financial institutions, to carry out due diligence on companies in their value chain and identify and prevent, bring to an end or mitigate the impact of their activities on human rights and the environment.
In the UK, the UK Government has confirmed its intention to develop a UK Green Taxonomy, and the Green Technical Advisory Group has published advice on development of a Green Taxonomy with further advice expected to follow. Reporting against the Taxonomy will form part of the UK’s new Sustainability Disclosure Requirements (SDR). Certain companies will be required to disclose which portion of their activities are Taxonomy-aligned. The structure of the Taxonomy draws on the EU approach and has six environmental objectives (climate change mitigation, climate change adaptation, sustainable use and protection of water and marine resources, transition to a circular economy, pollution prevention and control and protection and restoration of biodiversity). The UK regulators are also consulting on a new SDR Framework for firms as well as investment product disclosures, including a new sustainable investment labelling regime. Additionally, TCFD-aligned reporting requirements now apply to UK publicly quoted companies, large private companies and LLPs with financial years starting on or after 6 April 2022 (in addition to existing TCFD-related reporting requirements under the Listing Rules).
In March 2022, the SEC proposed climate related-disclosure requirements for US-listed companies (which would include Barclays PLC and Barclays Bank PLC) that would, among other things, require disclosure of direct and indirect greenhouse gas emissions, with certain emissions disclosures subject to third-party attestation requirements; climate-related scenario analysis (if the issuer conducts scenario analysis), together with qualitative and quantitative information about the hypothetical future climate scenarios used in its analysis; climate transition plans or climate-related targets or goals, along with disclosure of progress against any such plans, targets or goals; climate-related risks over the short-, medium- and long-term; qualitative and quantitative information regarding climate-related risks and historical impacts in audited financial statements; corporate governance of climate-related risks; and climate-related risk-management processes.
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
The Sanctions and Anti-Money Laundering Act (the Sanctions Act) became law in the UK in 2018. The Sanctions Act allows for the adoption of an autonomous UK sanctions regime, as well as a more flexible licensing regime post-Brexit. On 6 July 2020, the UK Government announced the first sanctions that have been implemented independently by the UK outside the auspices of the UN and EU. The autonomous UK sanctions regime came into force on 1 January 2021. The sanctions apply within the UK and in relation to the conduct of all UK persons wherever they are in the world; they also apply to overseas branches of UK companies (including the Barclays Bank PLC New York branch).
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
As a result of the conflict in Ukraine, there has been an increased regulatory focus on sanctions compliance in various jurisdictions, including in the US, UK and EU.
Failure of a financial institution to ensure compliance with such laws could have serious legal, financial and reputational consequences for the institution.

Financial review
A review of the Group’s performance, including the key performance indicators, and the contribution of each of our businesses to the overall performance of the Group.

Key performance indicators	300
Consolidated summary income statement	302
Income statement commentary	303
Consolidated summary balance sheet	304
Balance sheet commentary	305
Analysis of results by business	306
Non-IFRS performance measures	313

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	300

Key performance indicators
In assessing the financial performance of the Group, management uses a range of KPIs which focus on the Group’s financial strength, the delivery of sustainable returns and cost management. Barclays continues to target return on tangible equity ( RoTE) of greater than 10% over the medium-term. Cost discipline remains a priority and management continues to target a cost: income ratio below 60%.
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
CET1 ratio is a measure of capital as defined within the Definition of Capital section of the PRA's Prudential and Resolution Policy - Banking Index.

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
The CET1 ratio decreased to 13.9% (2021: 15.1%) as £5.0bn of attributable profit was offset by returns to shareholders, impacts of regulatory change from 1 January 2022, pension deficit contribution payments and decreases in the fair value of the bond portfolio through other comprehensive income and other capital deductions.
Increases in RWAs, largely as a result of foreign exchange movements, were broadly offset by an increase in the currency translation reserve within CET1.
Group target: a CET1 ratio in the range of 13-14%.
CET1 ratio 13.9% 2021: 15.1% 2020: 15.1%
Return on average shareholders’ equity
RoE is calculated as profit after tax attributable to ordinary shareholders, as a proportion of average shareholders’ equity excluding non-controlling interests and other equity instruments.
	This measure indicates the return generated by the management of the business based on shareholders' equity. RoE for the Group was 8.9% (2021: 11.5%).	Group RoE 8.9% 2021: 11.2% 2020: 2.7%
Return on average tangible shareholders’ equity
RoTE is calculated as profit after tax attributable to ordinary shareholders, as a proportion of average shareholders’ equity excluding non-controlling interests and other equity instruments adjusted for the deduction of intangible assets and goodwill.

This measure indicates the return generated by the management of the business based on ordinary shareholders’ tangible equity. Achieving a target RoTE demonstrates the organisation’s ability to execute its strategy and align management’s interests with the shareholders’. RoTE lies at the heart of the Group’s capital allocation and performance management process.
RoTE was 10.4% (2021: 13.1%) from the normalisation of credit impairment charges and higher litigation and conduct costs, partially offset by income growth across all operating divisions.
Group target: RoTE of greater than 10%.
Management does not assess forward-looking “return on equity” (target RoE) as a performance indicator of the business, and therefore a reconciliation of the forward-looking non-IFRS measure “return on tangible equity” (target RoTE) to an equivalent IFRS measure is not available without unreasonable efforts.
Group RoTE 10.4% 2021: 13.1% 2020: 3.2%

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	301

Key performance indicators (continued)

Definition	Why is it important and how the Group performed
Total operating expenses
Barclays views total operating expenses as a key strategic area for banks; those who actively manage costs and control them effectively will gain a strong competitive advantage.
Group operating expenses increased to £16.7bn (2021: £14.7bn) mainly due to higher litigation and conduct charges:
Group operating expenses excluding litigation and conduct increased 6% to £15.1bn, reflecting the impact of inflation and the appreciation of average USD against GBP.
Litigation and conduct charges were £1.6bn (2021: £0.4bn) including £1.0bn impact from the Over-issuance of Securities in the US (Over-issuance of Securities)[a].
Total operating expenses £16.7bn 2021: £14.7bn 2020: £13.9bn
Cost: income ratio Total operating expenses divided by total income.
This is a measure management uses to assess the productivity of the business operations. Managing the cost base is a key execution priority for management and includes a review of all categories of discretionary spending and an analysis of how we can run the business to ensure that costs increase at a slower rate than income.
The Group cost: income ratio was 67% (2021: 67%), as increased income was offset by higher litigation and conduct charges, primarily from the Over-issuance of Securities.
Group target: a cost: income ratio below 60%.
Cost: income ratio 67% 2021: 67% 2020: 64%
Note
a    Denotes the Over-issuance of Securities under Barclays Bank PLC’s (BBPLC) US shelf registration statements on Form F-3 filed with the SEC in 2018 and 2019.

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	302

Consolidated summary income statement

	2022	2021	2020	2019	2018
For the year ended 31 December	£m	£m	£m	£m	£m
Interest income	19,096	11,240	11,892	15,456	14,541
Interest expense	(8,524)	(3,167)	(3,770)	(6,049)	(5,479)
Net interest income	10,572	8,073	8,122	9,407	9,062
Fee and commission income	9,637	9,880	8,641	9,122	8,893
Fee and commission expense	(3,038)	(2,206)	(2,070)	(2,362)	(2,084)
Net fee and commission income	6,599	7,674	6,571	6,760	6,809
Other income	7,785	6,193	7,073	5,465	5,265
Total income	24,956	21,940	21,766	21,632	21,136

Operating costs	(14,957)	(14,092)	(13,434)	(13,359)	(13,627)
UK bank levy	(176)	(170)	(299)	(226)	(269)
GMP charge[a]	—	—	—	—	(140)
Litigation and conduct	(1,597)	(397)	(153)	(1,849)	(2,207)
Total operating expenses	(16,730)	(14,659)	(13,886)	(15,434)	(16,243)

Other net income	6	260	23	71	69
Profit before impairment	8,232	7,541	7,903	6,269	4,962
Credit impairment (charges)/releases	(1,220)	653	(4,838)	(1,912)	(1,468)
Profit before tax	7,012	8,194	3,065	4,357	3,494
Tax charge	(1,039)	(1,138)	(604)	(1,003)	(911)
Profit after tax	5,973	7,056	2,461	3,354	2,583
Non-controlling interests	(45)	(47)	(78)	(80)	(234)
Other equity instrument holders	(905)	(804)	(857)	(813)	(752)
Attributable profit	5,023	6,205	1,526	2,461	1,597

Selected financial statistics
Basic earnings per share	30.8p	36.5p	8.8p	14.3p	9.4p
Diluted earnings per share	29.8p	35.6p	8.6p	14.1p	9.2p
Return on average shareholders’ equity	8.9%	11.2%	2.7%	4.5%	3.1%
Return on average tangible shareholders’ equity	10.4%	13.1%	3.2%	5.3%	3.6%
Cost: income ratio	67%	67%	64%	71%	77%
Note
a Guaranteed minimum pensions (GMP).
The financial information above is extracted from the published accounts. This information should be read together with the information included in the accompanying consolidated financial statements.

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	303

Income statement commentary
2022 compared to 2021
Barclays delivered a profit before tax of £7,012m (2021: £8,194m), RoE of 8.9% (2021: 11.2% ), RoTE of 10.4% (2021: 13.1%) and earnings per share (EPS) of 30.8p (2021: 36.5p).
•The Group has a diverse income profile across businesses and geographies including a significant presence in the US. The 10% appreciation of average USD against GBP positively impacted income and profits and adversely impacted credit impairment charges and total operating expenses.
•Group income increased to £24,956m (2021: £21,940m). Excluding the income benefit of £292m relating to hedging arrangements to manage the risks of the rescission offer in relation to the Over-issuance of Securities, total Group income was £24,664m, up 12% year-on-year.
Group operating expenses increased to £16,730m (2021: £14,659m) mainly due to higher litigation and conduct charges:
–Group operating expenses excluding litigation and conduct charges increased 6% to £15,133m, reflecting the impact of inflation and the appreciation of average USD against GBP.
–Litigation and conduct charges were £1,597m (2021: £397m) including £966m from the Over-issuance of Securities.
•Credit impairment charges were £1,220m (2021: £653m net release). The increase in charges reflect macroeconomic deterioration and a gradual increase in delinquencies, partially offset by the utilisation of macroeconomic uncertainty post-model adjustments (PMAs) and the release of COVID-19 related adjustments informed by refreshed scenarios. Total coverage ratio decreased to 1.4% (December 2021: 1.6%) driven by changes in portfolio mix and write-offs. Coverage levels remain strong.
•The effective tax rate (ETR) was 14.8% (2021: 13.9%). The tax charge included a £346m re-measurement of the Group’s UK deferred tax assets (DTAs) due to the enactment of legislation to reduce the UK banking surcharge rate. Excluding this DTAs downward re-measurement, the ETR was 9.9%, reflecting tax benefits in the current year, primarily arising from tax relief related to government bonds linked to the high prevailing rate of inflation in 2022, as well as beneficial adjustments in respect of prior years.
•Attributable profit was £5,023m (2021: £6,205m).

Please refer to the Financial review section in the Annual Report on Form 20-F for the year ended 31 December 2021, as amended, filed with the SEC on 23 May 2022 (the “2021 Form 20-F”) for a comparative discussion of the 2021 financial results compared to 2020.

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	304

Consolidated summary balance sheet

		2022	2021	2020	2019	2018
As at 31 December		£m	£m	£m	£m	£m
Assets
Cash and balances at central banks		256,351	238,574	191,127	150,258	177,069
Cash collateral and settlement balances		112,597	92,542	101,367	83,256	77,222
Loans and advances at amortised cost		398,779	361,451	342,632	339,115	326,406
Reverse repurchase agreements and other similar secured lending		776	3,227	9,031	3,379	2,308
Trading portfolio assets		133,813	147,035	127,950	114,195	104,187
Financial assets at fair value through the income statement		213,568	191,972	175,151	133,086	149,648
Derivative financial instruments		302,380	262,572	302,446	229,236	222,538
Financial assets at fair value through other comprehensive income		65,062	61,753	78,688	65,750	52,816
Other assets		30,373	25,159	21,122	21,954	21,089
Total assets		1,513,699	1,384,285	1,349,514	1,140,229	1,133,283
Liabilities
Deposits at amortised cost		545,782	519,433	481,036	415,787	394,838
Cash collateral and settlement balances		96,927	79,371	85,423	67,341	67,522
Repurchase agreements and other similar secured borrowings		27,052	28,352	14,174	14,517	18,578
Debt securities in issue[a]		112,881	98,867	75,796	76,369	82,286
Subordinated liabilities		11,423	12,759	16,341	18,156	20,559
Trading portfolio liabilities		72,924	54,169	47,405	36,916	37,882
Financial liabilities designated at fair value		271,637	250,960	249,765	204,326	216,834
Derivative financial instruments		289,620	256,883	300,775	229,204	219,643
Other liabilities		16,193	13,450	11,917	11,953	11,362
Total liabilities		1,444,439	1,314,244	1,282,632	1,074,569	1,069,504
Equity
Called up share capital and share premium		4,373	4,536	4,637	4,594	4,311
Other equity instruments		13,284	12,259	11,172	10,871	9,632
Other reserves		(2,192)	1,770	4,461	4,760	5,153
Retained earnings		52,827	50,487	45,527	44,204	43,460
Total equity excluding non-controlling interests		68,292	69,052	65,797	64,429	62,556
Non-controlling interests		968	989	1,085	1,231	1,223
Total equity		69,260	70,041	66,882	65,660	63,779
Total liabilities and equity		1,513,699	1,384,285	1,349,514	1,140,229	1,133,283

Net asset value per ordinary share	347	p	339p	315p	309p	309p
Tangible net asset value per share	295	p	291p	269p	262p	262p
Number of ordinary shares of Barclays PLC (in millions)		15,871	16,752	17,359	17,322	17,133

Year-end USD exchange rate		1.20	1.35	1.37	1.32	1.28
Year-end EUR exchange rate		1.13	1.19	1.11	1.18	1.12
Note
a    Debt securities in issue include covered bonds of £3.2bn (2021: £5.0bn).

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	305

Balance sheet commentary
Total assets
Total assets increased £129bn to £1,514bn.
Cash and balances at central banks increased by £18bn to £256bn, predominantly driven by strong growth in customer deposits. Financial assets at fair value through other comprehensive income increased £3bn to £65bn.
Loans and advances at amortised cost increased £37bn to £399bn, which reflected increased lending to customers across Barclays International and Barclays UK, and increased investment in debt securities.
Derivative financial instrument assets increased £40bn to £302bn, driven by market volatility and increased activity. Cash collateral and settlement balances increased by £20bn to £113bn.
Trading portfolio assets decreased £13bn to £134bn due to reduction in equity securities as clients repositioned their demand, partially offset by increased trading activity in debt securities. Financial assets at fair value through the income statement increased £22bn to £214bn driven by increased reverse repurchase activity.
Total liabilities
Total liabilities increased £130bn to £1,444bn.
Deposits at amortised cost increased £26bn to £546bn primarily due to an increase in short-term money market deposits and growth in Barclays International deposits.
Derivative financial instrument liabilities increased £33bn to £290bn, driven by market volatility and increased activity. Cash collateral and settlement balances increased by £18bn to £97bn.
Trading portfolio liabilities increased £19bn to £73bn due to increases in equity securities as clients repositioned their demand. Financial liabilities designated at fair value increased £21bn to £272bn due to increased prime brokerage deposits and repurchase agreements.
Total shareholders’ equity
Total shareholders’ equity decreased £0.7bn to £69.3bn.
Other equity instruments increased £1.0bn to £13.3bn due to the issuance of three AT1 instruments (£1.25bn, $2.0bn and SGD450m), offset by two redemptions (£1.0bn and $1.5bn). AT1 securities are perpetual subordinated contingent convertible securities structured to qualify as AT1 instruments under prevailing capital rules applicable as at the relevant issue date.
Other reserves decreased by £4.0bn, mainly due to a reduction in the cash flow hedging reserve of £6.4bn to £7.2bn debit, as a result of fair value movements on interest rate swaps held for hedging purposes due to an increase in major interest rate curves. This was partially offset by an increase in the currency translation reserve of £2.0bn to £4.8bn, driven by the depreciation of GBP against USD.
Retained earnings increased £2.3bn to £52.8bn, mainly due to profits of £5.0bn, offset by share repurchases of £1.5bn and dividends of £1.0bn.
Tangible net asset value per share increased to 295p (December 2021: 291p) with EPS of 30.8p and currency movements partially offset by net negative reserve movements due to higher interest rates, primarily in the cash flow hedging reserve.

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	306

Analysis of results by business
Barclays UK

		2022		2021		2020
		£m		£m		£m
Income statement information
Net interest income		5,893		5,202		5,234
Net fee, commission and other income		1,366		1,334		1,113
Total income		7,259		6,536		6,347
Operating costs		(4,260)		(4,357)		(4,270)
UK bank levy		(26)		(36)		(50)
Litigation and conduct		(41)		(37)		(32)
Total operating expenses		(4,327)		(4,430)		(4,352)
Other net income		—		—		18
Profit before impairment		2,932		2,106		2,013
Credit impairment (charges)/releases		(286)		365		(1,467)
Profit before tax		2,646		2,471		546
Attributable profit		1,877		1,756		325

Balance sheet information
Loans and advances to customers at amortised cost		£205.1bn		£208.8bn		£205.4bn
Total assets		£313.2bn		£321.2bn		£289.1bn
Customer deposits at amortised cost		£258.0bn		£260.6bn		£240.5bn
Loan: deposit ratio		87%		85%		89%
Risk weighted assets		£73.1bn		£72.3bn		£73.7bn

Key facts
UK mortgage balances		£162.2bn		£158.1bn		£148.3bn
Mortgage gross lending flow		£30.3bn		£33.9bn		£22.8bn
Average LTV of mortgage portfolio[a]		50%		51%		51%
Average LTV of new mortgage lending[a]		68%		70%		68%
Number of branches		481		666		859
Mobile banking active customers		10.5m		9.7m		9.2m
30 day arrears rate - Barclaycard Consumer UK		0.9%		1.0%		1.7%
Number of employees (full time equivalent)		6,200		7,100		21,300

Performance measures
Return on average allocated equity		13.8%		13.0%		2.4%
Return on average allocated tangible equity		18.7%		17.6%		3.2%
Average allocated equity	£13.6	bn	£13.6	bn	£13.7	bn
Average allocated tangible equity		£10.0bn		£10.0bn		£10.1bn
Cost: income ratio		60%		68%		69%
Loan loss rate (bps)		13		(16)		68
Net interest margin		2.86%		2.52%		2.61%
Note
a    Average loan to value (LTV) of mortgages is balance weighted and reflects both residential and buy-to-let (BTL) mortgage portfolios within the Home Loans portfolio.

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	307

Analysis of results by business (continued)
Analysis of Barclays UK

	2022	2021	2020
	£m	£m	£m
Analysis of total income
Personal Banking	4,540	3,883	3,522
Barclaycard Consumer UK	1,093	1,250	1,519
Business Banking	1,626	1,403	1,306
Total income	7,259	6,536	6,347

Analysis of credit impairment (charges)/releases
Personal Banking	(167)	28	(380)
Barclaycard Consumer UK	30	404	(881)
Business Banking	(149)	(67)	(206)
Total credit impairment (charges)/releases	(286)	365	(1,467)

Analysis of loans and advances to customers at amortised cost
Personal Banking	£169.7bn	£165.4bn	£157.3bn
Barclaycard Consumer UK	£9.2bn	£8.7bn	£9.9bn
Business Banking	£26.2bn	£34.7bn	£38.2bn
Total loans and advances to customers at amortised cost	£205.1bn	£208.8bn	£205.4bn

Analysis of customer deposits at amortised cost
Personal Banking	£195.6bn	£196.4bn	£179.7bn
Barclaycard Consumer UK	—	—	£0.1bn
Business Banking	£62.4bn	£64.2bn	£60.7bn
Total customer deposits at amortised cost	£258.0bn	£260.6bn	£240.5bn

2022 compared to 2021
•Profit before tax increased to £2,646m (2021: £2,471m), with benefits from the rising rate environment in the UK more than offsetting the non-recurrence of a prior year credit impairment release .
•Total income increased 11% to £7,259m. Net interest income increased 13% to £5,893m with a NIM of 2.86% (2021: 2.52%) primarily driven by the rising interest rate environment in the UK. Net fee, commission and other income increased 2% to £1,366m.
•Personal Banking income increased 17% to £4,540m, driven by rising interest rates, partially offset by mortgage margin compression.
–Barclaycard Consumer UK income decreased 13% to £1,093m as higher customer spend volumes were more than offset by lower interest earning lending (IEL) balances following repayments and ongoing prudent risk management.
–Business Banking income increased 16% to £1,626m driven by rising interest rates alongside improved transaction based revenues, partially offset by lower government scheme lending income as repayments continue.
•Total operating expenses decreased 2% to £4,327m driven by efficiency savings more than offsetting the impact of inflation.
•Credit impairment charges were £286m (2021: £365m net release). The charges reflect an updated macroeconomic scenario together with a partial return to more normalised levels of customer behaviour. This is partially offset from the release of COVID-19 related adjustments as performance stabilises at or below pre-pandemic levels. As at 31 December 2022, UK cards 30 and 90 day arrears remain at 0.9% (Q421: 1.0%) and 0.2% (Q421: 0.2%) respectivelya. The UK cards business is supported by a total coverage ratio of 7.6% (December 2021: 12.8%). The UK cards coverage reflects revised recovery expectations under the ongoing debt sale program and continued resilience in the underlying book. PMAs are in place for the anticipated stress arising from the cost-of-living crisis.
•Loans and advances to customers at amortised cost decreased 2% to £205.1bn as £4.1bn of mortgage growth was more than offset by a £8.5bn decrease in Business Banking balances due to the repayment of government scheme lending and the yield curve impact from rising interest rates on the Education, Social Housing and Local Authority portfolio carrying value.
•Customer deposits at amortised cost remained broadly stable at £258.0bn (December 2021: £260.6bn), maintaining a strong loan: deposit ratio of 87% (December 2021: 85%).
•RWAs remained broadly stable at £73.1bn (December 2021: £72.3bn).

Note
a    As at 31 December 2019, UK Cards 30 and 90 day arrears were 1.7% and 0.8% respectively.
Please refer to the Financial review section in the Annual Report on Form 20-F for the year ended 31 December 2021, as amended, filed with the SEC on 23 May 2022 (the “2021 Form 20-F”) for a comparative discussion of the 2021 financial results compared to 2020.

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	308

Analysis of results by business (continued)
Barclays International

	2022		2021		2020
	£m		£m		£m
Income statement information
Net interest income	4,927		3,263		3,282
Net trading income	7,709		5,693		6,920
Net fee, commission and other income	5,231		6,709		5,719
Total income	17,867		15,665		15,921
Operating costs	(10,361)		(9,076)		(8,765)
UK bank levy	(133)		(134)		(240)
Litigation and conduct	(1,503)		(345)		(48)
Total operating expenses	(11,997)		(9,555)		(9,053)
Other net income	28		40		28
Profit before impairment	5,898		6,150		6,896
Credit impairment (charges)/releases	(933)		288		(3,280)
Profit before tax	4,965		6,438		3,616
Attributable profit	3,844		4,647		2,220

Balance sheet information
Loans and advances to customers at amortised cost	£133.7bn		£106.4bn		£100.1bn
Loans and advances to banks at amortised cost	£8.7bn		£8.4bn		£8.0bn
Debt securities at amortised cost	£27.2bn		£19.0bn		£14.7bn
Loans and advances at amortised cost	£169.6bn		£133.8bn		£122.7bn
Trading portfolio assets	£133.8bn		£146.9bn		£127.7bn
Derivative financial instrument assets	£301.7bn		£261.5bn		£301.8bn
Financial assets at fair value through the income statement	£210.5bn		£188.2bn		£170.7bn
Cash collateral and settlement balances	£107.7bn		£88.1bn		£97.5bn
Other assets	£258.0bn		£225.6bn		£221.4bn
Total assets	£1,181.3bn		£1,044.1bn		£1,041.8bn
Deposits at amortised cost	£287.6bn		£258.8bn		£240.5bn
Derivative financial instrument liabilities	£288.9bn		£256.4bn		£300.4bn
Loan: deposit ratio	59%		52%		51%
Risk weighted assets	£254.8bn		£230.9bn		£222.3bn

Key facts
Number of employees (full time equivalent)	10,900		10,400		10,800

Performance measures
Return on average allocated equity	10.0%		14.0%		6.9%
Return on average allocated tangible equity	10.2%		14.4%		7.1%
Average allocated equity	£38.5bn	£33.1	bn	£32.1	bn
Average allocated tangible equity	£37.6bn		£32.4bn		£31.5bn
Cost: income ratio	67%		61%		57%
Loan loss rate (bps)	54		(21)		257
Net interest margin	5.02%		4.01%		3.64%

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	309

Analysis of results by business (continued)
Analysis of Barclays International

		2022		2021		2020
Corporate and Investment Bank		£m		£m		£m
Income statement information
Net interest income		1,949		1,351		1,084
Net trading income		7,733		5,652		6,975
Net fee, commission and other income		3,686		5,331		4,417
Total income		13,368		12,334		12,476
Operating costs		(7,630)		(6,818)		(6,689)
UK bank levy		(126)		(128)		(226)
Litigation and conduct		(1,189)		(237)		(4)
Total operating expenses		(8,945)		(7,183)		(6,919)
Other net income		2		2		6
Profit before impairment		4,425		5,153		5,563
Credit impairment (charges)/releases		(119)		473		(1,559)
Profit before tax		4,306		5,626		4,004
Attributable profit		3,364		4,032		2,554

Balance sheet information
Loans and advances to customers at amortised cost		£90.5bn		£73.4bn		£70.3bn
Loans and advances to banks at amortised cost		£8.1bn		£7.6bn		£7.4bn
Debt securities at amortised cost		£27.2bn		£19.0bn		£14.7bn
Loans and advances at amortised cost		£125.8bn		£100.0bn		£92.4bn
Trading portfolio assets		£133.7bn		£146.7bn		£127.5bn
Derivative financial instrument assets		£301.6bn		£261.5bn		£301.7bn
Financial assets at fair value through the income statement		£210.5bn		£188.1bn		£170.4bn
Cash collateral and settlement balances		£106.9bn		£87.2bn		£96.7bn
Other assets		£222.6bn		£195.8bn		£194.9bn
Total assets		£1,101.1bn		£979.3bn		£983.6bn
Deposits at amortised cost		£205.8bn		£189.4bn		£175.2bn
Derivative financial instrument liabilities		£288.9bn		£256.4bn		£300.3bn
Risk weighted assets		£215.9bn		£200.7bn		£192.2bn

Performance measures
Return on average allocated equity		10.3%		14.2%		9.4%
Return on average allocated tangible equity		10.2%		14.3%		9.5%
Average allocated equity	£32.8	bn	£28.3	bn	£27.0	bn
Average allocated tangible equity		£32.8bn		£28.3bn		£27.0bn
Cost: income ratio		67%		58%		55%
Loan loss rate (bps)		9		(47)		166

Analysis of total income
FICC		5,695		3,448		5,138
Equities		3,149		2,967		2,471
Global Markets		8,844		6,415		7,609
Advisory		768		921		561
Equity capital markets		166		813		473
Debt capital markets		1,281		1,925		1,697
Investment Banking fees		2,215		3,659		2,731
Corporate lending		(231)		588		590
Transaction banking		2,540		1,672		1,546
Corporate		2,309		2,260		2,136
Total income		13,368		12,334		12,476

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	310

Analysis of results by business (continued)
Analysis of Barclays International continued

	2022		2021		2020
Consumer, Cards and Payments	£m		£m		£m
Income statement information
Net interest income	2,979		1,912		2,198
Net fee, commission, trading and other income	1,520		1,419		1,247
Total income	4,499		3,331		3,445
Operating costs	(2,731)		(2,258)		(2,076)
UK bank levy	(7)		(6)		(14)
Litigation and conduct	(314)		(108)		(44)
Total operating expenses	(3,052)		(2,372)		(2,134)
Other net income	26		38		22
Profit before impairment	1,473		997		1,333
Credit impairment charges	(814)		(185)		(1,721)
Profit/(loss) before tax	659		812		(388)
Attributable profit/(loss)	480		615		(334)

Balance sheet information
Loans and advances to customers at amortised cost	£43.2bn		£33.0bn		£29.7bn
Total assets	£80.2bn		£64.8bn		£58.2bn
Deposits at amortised cost	£81.8bn		£69.4bn		£65.3bn
Risk weighted assets	£38.9bn		£30.2bn		£30.1bn

Key facts
US cards 30 day arrears rate	2.2%		1.6%		2.5%
US cards customer FICO score distribution
<660	11%		10%		13%
>660	89%		90%		87%
Total number of payments clients	395k		380k		365k
Value of payments processed[a]	£307bn		£277bn		£274bn

Performance measures
Return on average allocated equity	8.4%		12.8%		(6.6)%
Return on average allocated tangible equity	10.0%		15.0%		(7.5%)
Average allocated equity	£5.7bn	£4.8	bn	£5.1	bn
Average allocated tangible equity	£4.8bn		£4.1bn		£4.5bn
Cost: income ratio	68%		71%		62%
Loan loss rate (bps)	175		51		517

Analysis of total income
International Cards and Consumer Bank	2,913		2,092		2,433
Private Bank	1,014		781		707
Payments	572		458		305
Total income	4,499		3,331		3,445
Note
a    Includes £296bn (2021: £270bn; 2020: £268bn) of merchant acquiring payments.

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	311

Analysis of results by business (continued)
2022 compared to 2021
•Profit before tax decreased 23% to £4,965m, with a RoE of 10.0% (2021: 14.0%) and a RoTE of 10.2% (2021: 14.4%) reflecting a RoE of 10.3% (2021: 14.2%) and RoTE of 10.2% (2021: 14.3%) in CIB and a RoE of 8.4% (2021: 12.8%) and RoTE of 10.0% (2021: 15.0%) in CC&P.
–Excluding the impact of the Over-issuance of Securities, CIB RoTE was 12.0%.
•Barclays International has a diverse income profile across businesses and geographies including a significant presence in the US. The 10% appreciation of average USD against GBP positively impacted income and profits and adversely impacted credit impairment charges, total operating expenses and RWAs.
•Total income increased to £17,867m (2021: £15,665m).
–CIB income increased 8% to £13,368m.
–Global Markets income increased 38% to £8,844m representing the best full year for both Global Markets and FICC on a comparable basisa. FICC income increased 65% to £5,695m, mainly in macro, reflecting higher levels of activity as we supported our clients through a period of market volatility. Equities income of £3,149m (2021: £2,967m) included £292m of income related to hedging arrangements to manage the risks of the rescission offer in relation to the Over-issuance of Securities.
–Investment Banking fees decreased 39% to £2,215m due to the reduced fee pool, particularly in Equity and Debt capital marketsb
–Within Corporate, Transaction banking income increased 52% to £2,540m driven by improved margins and growth in deposits, and higher fee income. Corporate lending income reflected fair value losses on leverage finance lending of c.£335m net of mark to market gains on related hedges, of which c.£85m was recognised in Q422, and higher costs of hedging and credit protection.
–CC&P income increased 35% to £4,499m.
–International Cards and Consumer Bank income increased 39% to £2,913m reflecting higher cards balances, including the Gap portfolio acquisition, partially offset by higher customer acquisition costs.
–Private Bank income increased 30% to £1,014m, reflecting client balance growth and improved margins partially offset by the non-recurrence of a property sale gain in the prior year.
–Payments income increased 25% to £572m driven by turnover growth from the easing of lockdown restrictions.
•Total operating expenses increased 26% to £11,997m. CIB total operating expenses increased 25% to £8,945m. Operating expenses excluding litigation and conduct charges increased 12% to £7,756m driven by continued investment in talent and technology, and the impact of inflation. Litigation and conduct charges were £1,189m (2021: £237m) including £966m from the Over-issuance of Securities and £165m relating to the Devices Settlementsc. CC&P total operating expenses increased 29% to £3,052m. Operating expenses excluding litigation and conduct charges increased 21% to £2,738m, including higher investment spend reflecting an increase in marketing and partnership costs. Litigation and conduct charges were £314m (2021: £108m) mainly driven by customer remediation costs relating to legacy loan portfolios.
•Credit impairment charges were £933m (2021: £288m net release) driven by a deteriorating macroeconomic forecast. CIB credit impairment charges of £119m (2021: £473m net release) were driven by a net increase in modelled impairment and single name charges partially offset by the benefit of credit protection. CC&P credit impairment charges increased to £814m (2021: £185m), driven by higher balances in US cards, including the day one impact of acquiring the Gap portfolio, macroeconomic deterioration and a gradual increase in delinquencies, partially offset by the utilisation of economic uncertainty PMAs and the release of COVID-19 related adjustments informed by refreshed macroeconomic scenarios. As at 31 December 2022, US cards 30 and 90 day arrears remain below pre-pandemic levels at 2.2% (Q421: 1.6%) and 1.2% (Q421: 0.8%) respectivelyd. The US cards business is supported by a total coverage ratio of 8.1% (December 2021: 10.6%).
•Loans and advances at amortised cost increased £35.8bn to £169.6bn due to increased lending to customers across CIB and CC&P, inclusive of the Gap portfolio acquisition and appreciation of USD against GBP, and increased investment in debt securities.
•Trading portfolio assets decreased £13.1bn to £133.8bn due to a reduction in equity securities as clients repositioned their demand, partially offset by increased trading activity in debt securities.
•Derivative assets and liabilities increased £40.2bn and £32.5bn respectively to £301.7bn and £288.9bn driven by market volatility and increased activity.
•Financial assets at fair value through the income statement increased £22.3bn to £210.5bn driven by increased reverse repurchase activity.
•Deposits at amortised cost increased £28.8bn to £287.6bn primarily due to growth in Corporate deposits and an increase in short-term money market deposits.
•RWAs increased to £254.8bn (December 2021: £230.9bn) mainly resulting from the impact of the appreciation of USD against GBP, regulatory changes and higher CC&P balances including the Gap portfolio.

Notes
a    Period covering 2014-2022. Pre 2014 data was not restated following re-segmentation in 2016.
b    Data source: Dealogic for the period covering 1 January to 31 December 2022.
c    Refers to the settlements with the SEC and CFTC in connection with their investigations of the use of unauthorised devices for business communications.
d As at 31 December 2019, US cards 30 and 90 days arrears were 2.7% and 1.4% respectively.

Please refer to the Financial review section in the Annual Report on Form 20-F for the year ended 31 December 2021, as amended, filed with the SEC on 23 May 2022 (the “2021 Form 20-F”) for a comparative discussion of the 2021 financial results compared to 2020.

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	312

Analysis of results by business (continued)
Head Office

	2022	2021	2020
	£m	£m	£m
Income statement information
Net interest income	(248)	(392)	(393)
Net fee, commission and other income	78	131	(109)
Total income	(170)	(261)	(502)
Operating costs	(336)	(659)	(399)
UK bank levy	(17)	—	(9)
Litigation and conduct	(53)	(15)	(73)
Total operating expenses	(406)	(674)	(481)
Other net (expenses)/income	(22)	220	(23)
Loss before impairment	(598)	(715)	(1,006)
Credit impairment charges	(1)	—	(91)
Loss before tax	(599)	(715)	(1,097)
Attributable loss	(698)	(198)	(1,019)

Balance sheet information
Total assets	£19.2bn	£19.0bn	£18.6bn
Risk weighted assets	£8.6bn	£11.0bn	£10.2bn

Key facts
Number of employees (full time equivalent)[b,c]	70,300	64,100	50,900

Performance measures
Average allocated equity	£4.3bn	£8.7bn	£10.6bn
Average allocated tangible equity	£0.7bn	£5.0bn	£6.7bn

Notes
a    Head Office includes employees in Barclays Execution Services.
b    Barclays Execution Services Employees are reported within the Head Office Segment. Barclays UK transformed its business in 2021 and consolidated all Customer Care employees, who directly serve customers, into Barclays Execution Services to improve customer service and experience. Costs are recharged, while FTEs are reported within Head Office, as at 31 December 2021 10,700 FTEs were impacted by the move from Barclays UK to Head Office. The 2020 comparative figures have not been restated.

2022 compared to 2021
•Loss before tax was £599m (2021: £715m).
•Total income was an expense of £170m (2021: £261m) primarily reflecting treasury items, funding costs on legacy capital instruments and mark-to-market losses on legacy investments, partially offset by hedge accounting gains. Additionally, there was a £74m loss on sale arising from disposals of Barclays’ equity stake in Absa, and a £72m interest expense that became payable to a US tax authority upon the resolution of historical tax issues. This was partially offset by a gain of £86m from the sale and leaseback of UK data centres and the receipt of £30m of dividends from Absa prior to disposal.
•Total operating expenses reduced to £406m (2021: £674m) reflecting the non-recurrence of the £266m structural cost action charge taken as part of the real estate review in June 2021.
•Other net income was an expense of £22m (2021: £220m income) driven by a fair value loss on investments held by the Business Growth Fund in which Barclays has an associate interest.
•RWAs reduced to £8.6bn (December 2021: £11.0bn) reflecting the disposals of Barclays' equity stake in Absa in April 2022 and September 2022.
Please refer to the Financial review section in the Annual Report on Form 20-F for the year ended 31 December 2021, as amended, filed with the SEC on 23 May 2022 (the “2021 Form 20-F”) for a comparative discussion of the 2021 financial results compared to 2020.

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	313

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
Margins analysis

For the year ended 31 December	2022			2021
	Net interest income	Average customer assets	Net interest margin	Net interest income	Average customer assets	Net interest margin
	£m	£m	%	£m	£m	%
Barclays UK	5,893	205,972	2.86	5,202	206,628	2.52
Corporate and Investment Bank[a]	1,796	56,008	3.21	1,238	47,725	2.59
Consumer, Cards and Payments	2,979	39,193	7.60	1,911	30,805	6.21
Barclays International[a]	4,775	95,201	5.02	3,149	78,530	4.01
Total Barclays UK and Barclays International	10,668	301,173	3.54	8,351	285,158	2.93
Other[b]	(96)			(278)
Total Barclays Group	10,572			8,073
Notes
a    Corporate and Investment Bank and Barclays International margins include IEL balances within the corporate and investment banking business.
b    Other includes Head Office and non-lending related corporate and investment banking businesses not included in Barclays International margins.

The Group NIM increased 61bps to 3.54%. Barclays UK NIM increased 34bps to 2.86%, reflecting the impact of higher UK interest rates. Barclays International NIM increased 101bps to 5.02%. CIB NIM increased 62bps to 3.21% and CC&P NIM increased 139bps to 7.60%, reflecting the impact of balance growth and higher interest rates.
The Group’s combined product and equity structural hedge notional as at 31 December 2022 was £263bn (December 2021: £228bn), with an average duration of approximately 2.5 years (2021: close to 3 years). Group net interest income includes gross structural hedge contributions of £2,196m (2021: £1,415m) and net structural hedge contributions of £(1,544)m (2021: £1,187m). Gross structural hedge contributions represent the absolute interest income earned from the fixed receipts on the swaps in the structural hedge, while the net structural hedge contributions represent the net interest earned on the difference between the structural hedge rate and prevailing floating rates.

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	314

Non-IFRS performance measures (continued)
Returns
Return on average tangible equity is calculated as profit for the period attributable to ordinary equity holders of the parent as a proportion of average tangible equity for the period, excluding non-controlling and other equity interests for businesses. Allocated tangible equity has been calculated as 13.5% (2021: 13.5%, 2020: 13.0%) of RWAs for each business, adjusted for capital deductions, excluding goodwill and intangible assets, reflecting the assumptions the Group uses for capital planning purposes. Head Office average allocated tangible equity represents the difference between the Group’s average tangible shareholders’ equity and the amounts allocated to businesses.

	Profit/(loss) attributable to ordinary equity holders of the parent	Average tangible equity	Return on average tangible equity
	£m	£bn	%
For the year ended 31 December 2022
Barclays UK	1,877	10.0	18.7
Corporate and Investment Bank	3,364	32.8	10.2
Consumer, Cards and Payments	480	4.8	10.0
Barclays International	3,844	37.6	10.2
Head Office	(698)	0.7	n/m
Barclays Group	5,023	48.3	10.4

For the year ended 31 December 2021
Barclays UK	1,756	10.0	17.6
Corporate and Investment Bank	4,032	28.3	14.3
Consumer, Cards and Payments	615	4.1	15.0
Barclays International	4,647	32.4	14.4
Head Office	(198)	5.0	n/m
Barclays Group	6,205	47.3	13.1

For the year ended 31 December 2020
Barclays UK	325	10.1	3.2
Corporate and Investment Bank	2,554	27.0	9.5
Consumer, Cards and Payments	(334)	4.5	(7.5)
Barclays International	2,220	31.5	7.1
Head Office	(1,019)	6.7	n/m
Barclays Group	1,526	48.3	3.2
Performance measures

For the year ended 31 December 2022
Return on average tangible shareholders' equity	Barclays UK	Corporate and Investment Bank	Consumer, Cards and Payments	Barclays International	Head Office	Barclays Group
	£m	£m	£m	£m	£m	£m
Attributable profit/(loss)	1,877	3,364	480	3,844	(698)	5,023

Average shareholders' equity	£13.6bn	£32.8bn	£5.7bn	£38.5bn	£4.3bn	£56.4bn
Average goodwill and intangibles	(£3.6bn)	—	(£0.9bn)	(£0.9bn)	(£3.6bn)	(£8.1bn)
Average tangible shareholders' equity	£10.0bn	£32.8bn	£4.8bn	£37.6bn	£0.7bn	£48.3bn

Return on average tangible shareholders' equity	18.7%	10.2%	10.0%	10.2%	n/m	10.4%

Barclays Group average tangible shareholders’ equity based on a CET1 ratio of 13.5%						£47.7bn

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	315

Non-IFRS performance measures (continued)

For the year ended 31 December 2021
Return on average tangible shareholders' equity	Barclays UK	Corporate and Investment Bank	Consumer, Cards and Payments	Barclays International	Head Office	Barclays Group
	£m	£m	£m	£m	£m	£m
Attributable profit/(loss)	1,756	4,032	615	4,647	(198)	6,205

Average shareholders' equity	£13.6bn	£28.3bn	£4.8bn	£33.1bn	£8.7bn	£55.4bn
Average goodwill and intangibles	(£3.6bn)	—	(£0.7bn)	(£0.7bn)	(£3.7bn)	(£8.1bn)
Average tangible shareholders' equity	£10.0bn	£28.3bn	£4.1bn	£32.4bn	£5.0bn	£47.3bn

Return on average tangible shareholders' equity	17.6%	14.3%	15.0%	14.4%	n/m	13.1%

Barclays Group average tangible shareholders’ equity based on a CET1 ratio of 13.5%						£42.7bn

For the year ended 31 December 2020
Return on average tangible shareholders' equity	Barclays UK	Corporate and Investment Bank	Consumer, Cards and Payments	Barclays International	Head Office	Barclays Group
	£m	£m	£m	£m	£m	£m
Attributable profit/(loss)	325	2,554	(334)	2,220	(1,019)	1,526

Average shareholders' equity	£13.7bn	£27.0bn	£5.1bn	£32.1bn	£10.6bn	£56.4bn
Average goodwill and intangibles	(£3.6bn)	—	(£0.6bn)	(£0.6bn)	(£3.9bn)	(£8.1bn)
Average tangible shareholders' equity	£10.1bn	£27.0bn	£4.5bn	£31.5bn	£6.7bn	£48.3bn

Return on average tangible shareholders' equity	3.2%	9.5%	(7.5%)	7.1%	n/m	3.2%

Barclays Group average tangible shareholders’ equity based on a CET1 ratio of 13.0%						£45.1bn

Performance measures excluding the impact of the Over-issuance of Securities

Corporate and Investment Bank
Attributable profit excluding the impact of the Over-issuance of Securities	Year ended 31.12.22 £m
Attributable profit	3,364
Post-tax impact of the Over-issuance of Securities	(552)
Attributable profit excluding the impact of the Over-issuance of Securities	3,916

Return on average allocated tangible equity
Average allocated tangible equity	£32.8bn
The impact of the Over-issuance of Securities	£0.3bn
Average allocated tangible equity adjusted for the impact of the Over-issuance of Securities	£32.5bn

Return on average allocated tangible equity	10.2%
The impact of the Over-issuance of Securities	(1.8)%
Return on average allocated tangible equity excluding the impact of the Over-issuance of Securities	12.0%

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	316

Non-IFRS performance measures (continued)
Tangible net asset value per share

	2022	2021	2020
	£m	£m	£m
Total equity excluding non-controlling interests	68,292	69,052	65,797
Other equity instruments	(13,284)	(12,259)	(11,172)
Shareholders' equity attributable to ordinary shareholders of the parent	55,008	56,793	54,625
Goodwill and intangibles	(8,239)	(8,061)	(7,948)
Tangible shareholders’ equity attributable to ordinary shareholders of the parent	46,769	48,732	46,677

Shares in issue	15,871m	16,752m	17,359m

Net asset value per share	347p	340p	340p
Tangible net asset value per share	295p	291p	269p

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	317

Non-IFRS performance measures (continued)

	Profit/(loss) attributable to ordinary equity holders of the parent	Average equity	Return on average equity
	£m	£bn	%
For the year ended 31 December 2022
Barclays UK	1,877	13.6	13.8
Corporate and Investment Bank	3,364	32.8	10.3
Consumer, Cards and Payments	480	5.7	8.4
Barclays International	3,844	38.5	10.0
Head Office	(698)	4.3	n/m
Barclays Group	5,023	56.4	8.9

For the year ended 31 December 2021
Barclays UK	1,756	13.6	13.0
Corporate and Investment Bank	4,032	28.3	14.2
Consumer, Cards and Payments	615	4.8	12.8
Barclays International	4,647	33.1	14.0
Head Office	(198)	8.7	n/m
Barclays Group	6,205	55.4	11.2

For the year ended 31 December 2020
Barclays UK	325	13.7	2.4
Corporate and Investment Bank	2,554	27.0	9.4
Consumer, Cards and Payments	(334)	5.1	(6.6)
Barclays International	2,220	32.1	6.9
Head Office	(1,019)	10.6	n/m
Barclays Group	1,526	56.4	2.7

Financial statements
Detailed analysis of our statutory accounts, independently audited and providing in-depth disclosure on the financial performance of the Group.

Barclays has adopted the British Bankers’ Association (BBA) Code for Financial Reporting Disclosure as adopted by UK Finance in 2017 and has prepared the 2022 Annual Report in compliance with the BBA Code. Barclays is committed to continuously reflect the objectives of reporting set out in the BBA Code.

		Page	Note
Consolidated financial statements	Independent Auditor’s Report (Auditor number 1118)	320
	Consolidated income statement	323
	Consolidated statement of comprehensive income	324
	Consolidated balance sheet	325
	Consolidated statement of changes in equity	326
	Consolidated cash flow statement	328
	Parent company accounts	329
Notes to the financial statements
	Significant accounting policies	332	1
Financial performance and returns	Segmental reporting	336	2
	Net interest income	338	3
	Net fee and commission income	339	4
	Net trading income	341	5
	Net investment income	341	6
	Operating expenses	342	7
	Credit impairment charges	342	8
	Tax	346	9
	Earnings per share	351	10
	Dividends on ordinary shares	351	11
Assets and liabilities held at fair value	Trading portfolio	352	12
	Financial assets at fair value through the income statement	352	13
	Derivative financial instruments	353	14
	Financial assets at fair value through other comprehensive income	361	15

	Financial liabilities designated at fair value	361	16
	Fair value of financial instruments	362	17
	Offsetting financial assets and financial liabilities	374	18
Assets at amortised cost and other investments	Loans and advances and deposits at amortised cost	375	19
	Property, plant and equipment	375	20
	Leases	377	21
	Goodwill and intangible assets	379	22

		Page	Note
Accruals, provisions, contingent liabilities and legal proceedings	Other liabilities	383	23
	Provisions	383	24
	Contingent liabilities and commitments	384	25
	Legal, competition and regulatory matters	385	26
Capital instruments, equity and reserves	Subordinated liabilities	391	27
	Ordinary shares, share premium and other equity	394	28
	Reserves	395	29
	Non-controlling interests	396	30
Employee benefits	Staff costs	397	31
	Share-based payments	398	32
	Pensions and post-retirement benefits	400	33
Scope of consolidation	Principal subsidiaries	406	34
	Structured entities	408	35
	Investments in associates and joint ventures	412	36
	Securitisations	413	37
	Assets pledged, collateral received and assets transferred	415	38
Other disclosure matters	Related party transactions and Directors’ remuneration	417	39
	Auditor’s remuneration	419	40
	Interest rate benchmark reform	419	41
	Barclays PLC (the Parent company)	423	42

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	320

Independent Auditor's Report
Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors Barclays PLC:
Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting
We have audited the accompanying consolidated balance sheets of Barclays PLC and subsidiaries (the Company) as of December 31, 2022 and 2021, the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity, and consolidated cash flow statements for each of the years in the three-year period ended December 31, 2022, and the related notes and specific disclosures described in Note 1 of the consolidated financial statements as being part of the consolidated financial statements (collectively, the consolidated financial statements). We also have audited the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2022, in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022 based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
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
Impairment allowance for loans and advances at amortized cost, including off-balance sheet elements of the allowance
As discussed in the credit risk disclosures on pages 222 to 262, the Company’s impairment allowance for loans and advances, including off-balance sheet elements at amortized cost was £6.2bn as at 31 December 2022.

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	321

Independent Auditor's Report (continued)
We identified the assessment of impairment allowance for loans and advances at amortized cost, including off balance sheet elements as a critical audit matter. A high degree of audit effort, including specialized skills and knowledge was required because it involved significant measurement uncertainty. Complex and subjective auditor judgement was required to assess the following:
•Model estimations – Complex and subjective auditor judgement was applied in assessing the Company’s modelled estimations of Expected Credit Losses (“ECL”) due to the inherently judgmental nature of the underlying models and underlying assumptions, namely the IFRS 9 Probability of Default (“PD”) models, the Loss Given Default (“LGD”) models and the Exposure at Default (“EAD”) models. Certain IFRS 9 models and model assumptions are the key drivers of complexity and uncertainty, and minor changes to those models and model assumptions could have a significant effect on the Company’s calculation of the ECL estimate.
•Economic scenarios – Complex and subjective auditor judgement was applied in assessing the forward-looking economic scenarios used by the Company as an input to calculate ECL, the probability weightings applied to them and the complexity of models used to derive the probability weightings.
•Qualitative adjustments – Complex and subjective auditor judgement was applied in assessing certain qualitative adjustments to the model-driven impairment allowance due to the inherent estimation uncertainty associated with these adjustments.
In addition, auditor judgement was required to evaluate the sufficiency of audit evidence obtained.
The following are the primary procedures we performed to address this critical audit matter.
•We evaluated the design and tested the operating effectiveness of certain internal controls over the Company’s process for estimating the impairment allowance for loans and advances at amortized cost, including off-balance sheet elements. This included controls relating to the (1) application of the staging criteria, (2) model validation, implementation and monitoring, (3) authorization and calculation of qualitative adjustments and management overlays, (4) selection and implementation of economic variables and the controls over the economic scenario selection and probabilities, and (5) credit reviews that determine customer risk ratings used in the models for wholesale customers.
•We involved credit risk modelling professionals with specialized skills and knowledge, who assisted in the following:
•evaluating the Company’s impairment methodologies for compliance with IFRS 9;
•inspecting model code for the calculation of certain components of the ECL model to assess its consistency with the Company’s model methodology;
•evaluating for a selection of models which were changed or updated during the year as to whether the changes (including the updated model code) were appropriate by assessing the updated model methodology against the applicable accounting standard;
•reperforming the calculation of certain adjustments to assess consistency with the qualitative adjustment methodologies;
•evaluating the model output for a selection of models by inspecting the corresponding model functionality and independently implementing the model by rebuilding the model code and comparing our independent output with management’s output; and
•reperforming and assessing, for a selection of models, the reasonableness of the model predictions by comparing them against actual results and evaluating the resulting differences.
•In addition, we involved economic professionals with specialized skills and knowledge, who assisted in:
•assessing the reasonableness of the Company’s methodology and models used for determining the economic scenarios used and the probability weightings applied to them;
•assessing key economic variables which included comparing a selection of economic variables to external sources;
•assessing the overall reasonableness of the economic forecasts by comparing the Company’s forecasts to our own modelled forecasts; and
•assessing the reasonableness of the Company’s qualitative adjustments by challenging key economic assumptions applied in their calculation based on external sources.
We evaluated the collective results of the procedures performed to assess the sufficiency of the audit evidence obtained related to the Company’s impairment allowance for loans and advances at amortized cost, including off-balance sheet elements of the allowance.
Valuation of certain difficult-to-value financial instruments recorded at fair value
As discussed in Note 17 to the Company’s consolidated financial statements, the balance of financial assets and liabilities recorded at fair value as at December 31, 2022 was £715bn and £634bn, respectively. Of these amounts, Level 3 assets (£21bn) and liabilities (£7.5bn) represented 2.9% of the Company’s financial assets carried at fair value and 1.2% of the Company’s financial liabilities carried at fair value. The Company has Level 2 financial assets at fair value of £595bn and financial liabilities at fair value of £572bn. Included in these amounts are certain difficult-to-value fair value financial instruments for which the Company is required to apply valuation techniques which often involve the exercise of significant judgement and the use of assumptions and valuation models.
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

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	322

Independent Auditor's Report (continued)
model shortcoming reserves to address model limitations and XVAs and (3) the validation, implementation and usage of valuation models including assessment of the impact of model limitations and assumptions;
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
•We involved valuation professionals with specialized skills and knowledge who assisted in the following:
•assessing the conceptual soundness of significant models and methodologies used in calculating fair values, risk exposures and in calculating FVAs;
•utilising collateral dispute data to identify fair value financial instruments with significant fair value differences against market counterparties and developing an independent estimate of the fair value of such financial instruments; and
•developing an independent estimate of fair value for a selection of trades from the above portfolios and challenging the Company where their valuations were outside our tolerance.
UK Pension Scheme – Defined Benefit Obligation (‘DBO’) assumptions
As discussed in Note 33 to the consolidated financial statements, the Company operates multiple defined benefit pension plans with the majority of the balance relating to the UK Retirement Fund (‘UKRF’). The total fair value of the defined benefit pension obligation as of 31 December 2022 was £20.8bn. Of this amount, £20.0bn related to the UKRF. The determination of the Company’s defined benefit pension obligation with respect to these plans is dependent on certain actuarial assumptions, including the discount rate, inflation rate (or retail price index) and mortality assumptions.
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

/s/ KPMG LLP
We have served as the Company’s auditor since 2017.
London, United Kingdom February 14, 2023

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	323

Consolidated financial statements

Consolidated income statement

		2022	2021	2020
For the year ended 31 December	Notes	£m	£m	£m
Interest and similar income	3	19,096	11,240	11,892
Interest and similar expense	3	(8,524)	(3,167)	(3,770)
Net interest income		10,572	8,073	8,122
Fee and commission income	4	9,637	9,880	8,641
Fee and commission expense	4	(3,038)	(2,206)	(2,070)
Net fee and commission income		6,599	7,674	6,571
Net trading income	5	8,049	5,794	7,029
Net investment income	6	(434)	311	13
Other income		170	88	31
Total income		24,956	21,940	21,766
Staff costs	31	(9,252)	(8,511)	(8,097)
Infrastructure costs	7	(3,435)	(3,614)	(3,323)
Administration and general expenses	7	(2,446)	(2,137)	(2,313)
Litigation and conduct	7	(1,597)	(397)	(153)
Operating expenses	7	(16,730)	(14,659)	(13,886)
Share of post-tax results of associates and joint ventures		6	260	6
Profit on disposal of subsidiaries, associates and joint ventures		—	—	17
Profit before impairment		8,232	7,541	7,903
Credit impairment (charges)/releases	8	(1,220)	653	(4,838)
Profit before tax		7,012	8,194	3,065
Taxation	9	(1,039)	(1,138)	(604)
Profit after tax		5,973	7,056	2,461

Attributable to:
Equity holders of the parent		5,023	6,205	1,526
Other equity instrument holders		905	804	857
Total equity holders of the parent		5,928	7,009	2,383
Non-controlling interests	30	45	47	78
Profit after tax		5,973	7,056	2,461

Earnings per share		p	p	p
Basic earnings per ordinary share	10	30.8	36.5	8.8
Diluted earnings per share	10	29.8	35.6	8.6
.

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	324

Consolidated financial statements (continued)
Consolidated statement of comprehensive income

	2022	2021	2020
For the year ended 31 December	£m	£m	£m
Profit after tax	5,973	7,056	2,461

Other comprehensive income/(loss) that may be recycled to profit or loss:
Currency translation reserve
Currency translation differences[a]	2,032	(131)	(473)
Fair value through other comprehensive income reserve movements relating to debt securities
Net (losses)/gains from changes in fair value	(7,516)	(1,668)	2,902
Net losses/(gains) transferred to net profit on disposal	111	(305)	(295)
Net losses/(gains) relating to (releases of) impairment	9	(8)	2
Net gains/(losses) due to fair value hedging	5,452	1,354	(2,000)
Tax	523	198	(155)
Cash flow hedging reserve
Net (losses)/gains from changes in fair value	(9,052)	(2,280)	1,299
Net losses/(gains) transferred to net profit	339	(1,173)	(510)
Tax	2,331	1,025	(216)
Other	—	—	5
Other comprehensive (loss)/income that may be recycled to profit or loss	(5,771)	(2,988)	559

Other comprehensive income/(loss) not recycled to profit or loss:
Retirement benefit remeasurements	(754)	1,298	(80)
Fair value through other comprehensive income reserve movements relating to equity instruments	228	141	(262)
Own credit	2,092	(106)	(810)
Tax	(156)	(563)	198
Other comprehensive income/(loss) not recycled to profit or loss	1,410	770	(954)

Other comprehensive loss for the year	(4,361)	(2,218)	(395)

Total comprehensive income for the year	1,612	4,838	2,066

Attributable to:
Equity holders of the parent	1,567	4,791	1,988
Non-controlling interests	45	47	78
Total comprehensive income for the year	1,612	4,838	2,066
Note
a    Includes £1m gain (2021: £26m loss; 2020: £17m gain ) on recycling of currency translation differences to net profit.

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	325

Consolidated financial statements (continued)
Consolidated balance sheet

		2022	2021
As at 31 December	Notes	£m	£m
Assets
Cash and balances at central banks		256,351	238,574
Cash collateral and settlement balances		112,597	92,542
Loans and advances at amortised cost	19	398,779	361,451
Reverse repurchase agreements and other similar secured lending		776	3,227
Trading portfolio assets	12	133,813	147,035
Financial assets at fair value through the income statement	13	213,568	191,972
Derivative financial instruments	14	302,380	262,572
Financial assets at fair value through other comprehensive income	15	65,062	61,753
Investments in associates and joint ventures	36	922	999
Goodwill and intangible assets	22	8,239	8,061
Property, plant and equipment	20	3,616	3,555
Current tax assets		385	261
Deferred tax assets	9	6,991	4,619
Retirement benefit assets	33	4,743	3,879
Other assets		5,477	3,785
Total assets		1,513,699	1,384,285
Liabilities
Deposits at amortised cost	19	545,782	519,433
Cash collateral and settlement balances		96,927	79,371
Repurchase agreements and other similar secured borrowing		27,052	28,352
Debt securities in issue		112,881	98,867
Subordinated liabilities	27	11,423	12,759
Trading portfolio liabilities	12	72,924	54,169
Financial liabilities designated at fair value	16	271,637	250,960
Derivative financial instruments	14	289,620	256,883
Current tax liabilities		580	689
Deferred tax liabilities	9	16	37
Retirement benefit liabilities	33	264	311
Other liabilities	23	13,789	10,505
Provisions	24	1,544	1,908
Total liabilities		1,444,439	1,314,244
Equity
Called up share capital and share premium	28	4,373	4,536
Other equity instruments	28	13,284	12,259
Other reserves	29	(2,192)	1,770
Retained earnings		52,827	50,487
Total equity excluding non-controlling interests		68,292	69,052
Non-controlling interests	30	968	989
Total equity		69,260	70,041
Total liabilities and equity		1,513,699	1,384,285
The Board of Directors approved the financial statements on pages 323 to 424 on 14 February 2023.

Nigel Higgins
Group Chairman

C.S. Venkatakrishnan
Group Chief Executive

Anna Cross
Group Finance Director

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	326

Consolidated financial statements (continued)
Consolidated statement of changes in equity

	Called up share capital and share premium[a]	Other equity instruments[a]	Other reserves[b]	Retained earnings	Total equity excluding non-controlling interests	Non-controlling interests	Total equity
	£m	£m	£m	£m	£m	£m	£m
Balance as at 1 January 2022	4,536	12,259	1,770	50,487	69,052	989	70,041
Profit after tax	—	905	—	5,023	5,928	45	5,973
Currency translation movements	—	—	2,032	—	2,032	—	2,032
Fair value through other comprehensive income reserve	—	—	(1,193)	—	(1,193)	—	(1,193)
Cash flow hedges	—	—	(6,382)	—	(6,382)	—	(6,382)
Retirement benefit remeasurements	—	—	—	(281)	(281)	—	(281)
Own credit reserve	—	—	1,463	—	1,463	—	1,463
Total comprehensive income for the year	—	905	(4,080)	4,742	1,567	45	1,612
Employee share schemes and hedging thereof	70	—	—	476	546	—	546
Issue and redemption of other equity instruments	—	1,032	—	28	1,060	(20)	1,040
Other equity instruments coupons paid	—	(905)	—	—	(905)	—	(905)
Disposal of Absa holding	—	—	(84)	84	—	—	—
Increase in treasury shares	—	—	(248)	—	(248)	—	(248)
Vesting of shares under employee share schemes	—	—	253	(485)	(232)	—	(232)
Dividends paid	—	—	—	(1,028)	(1,028)	(45)	(1,073)
Repurchase of shares	(233)	—	233	(1,508)	(1,508)	—	(1,508)
Own credit realisation	—	—	(36)	36	—	—	—
Other reserve movements	—	(7)	—	(5)	(12)	(1)	(13)
Balance as at 31 December 2022	4,373	13,284	(2,192)	52,827	68,292	968	69,260

Balance as at 1 January 2021	4,637	11,172	4,461	45,527	65,797	1,085	66,882
Profit after tax	—	804	—	6,205	7,009	47	7,056
Currency translation movements	—	—	(131)	—	(131)	—	(131)
Fair value through other comprehensive income reserve	—	—	(288)	—	(288)	—	(288)
Cash flow hedges	—	—	(2,428)	—	(2,428)	—	(2,428)
Retirement benefit remeasurements	—	—	—	643	643	—	643
Own credit reserve	—	—	(14)	—	(14)	—	(14)
Total comprehensive income for the year	—	804	(2,861)	6,848	4,791	47	4,838
Employee share schemes and hedging thereof	60	—	—	235	295	—	295
Issue and exchange of other equity instruments	—	1,078	—	6	1,084	(75)	1,009
Other equity instruments coupons paid	—	(804)	—	—	(804)	—	(804)
Increase in treasury shares	—	—	(240)	—	(240)	—	(240)
Vesting of shares under employee share schemes	—	—	241	(410)	(169)	—	(169)
Dividends paid	—	—	—	(512)	(512)	(44)	(556)
Repurchase of shares	(161)	—	161	(1,200)	(1,200)	—	(1,200)
Other reserve movements	—	9	8	(7)	10	(24)	(14)
Balance as at 31 December 2021	4,536	12,259	1,770	50,487	69,052	989	70,041
Notes
a    For further details refer to Note 28.
b    For further details refer to Note 29.

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	327

Consolidated financial statements (continued)

	Called up share capital and share premium[a]	Other equity instruments[a]	Other reserves[b]	Retained earnings	Total equity excluding non-controlling interests	Non-controlling interests	Total equity
	£m	£m	£m	£m	£m	£m	£m
Balance as at 1 January 2020	4,594	10,871	4,760	44,204	64,429	1,231	65,660
Profit after tax	—	857	—	1,526	2,383	78	2,461
Currency translation movements	—	—	(473)	—	(473)	—	(473)
Fair value through other comprehensive income reserve	—	—	192	—	192	—	192
Cash flow hedges	—	—	573	—	573	—	573
Retirement benefit remeasurements	—	—	—	(111)	(111)	—	(111)
Own credit reserve	—	—	(581)	—	(581)	—	(581)
Other	—	—	—	5	5	—	5
Total comprehensive income for the year	—	857	(289)	1,420	1,988	78	2,066
Employee share schemes and hedges thereof	43	—	—	303	346	—	346
Issue and exchange of other equity instruments	—	311	—	(55)	256	(158)	98
Other equity instruments coupons paid	—	(857)	—	—	(857)	—	(857)
Increase in treasury shares	—	—	(207)	—	(207)	—	(207)
Vesting of shares under employee share schemes	—	—	197	(347)	(150)	—	(150)
Dividends paid	—	—	—	—	—	(79)	(79)
Other reserve movements	—	(10)	—	2	(8)	13	5
Balance as at 31 December 2020	4,637	11,172	4,461	45,527	65,797	1,085	66,882
Notes
aFor further details refer to Note 28.
bFor further details refer to Note 29.

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	328

Consolidated financial statements (continued)
Consolidated cash flow statement

		2022	2021	2020
For the year ended 31 December	Notes	£m	£m	£m
Reconciliation of profit before tax to net cash flows from operating activities:
Profit before tax		7,012	8,194	3,065
Adjustment for non-cash items:
Credit impairment (releases)/charges		1,220	(653)	4,838
Depreciation, amortisation and impairment of property, plant, equipment and intangibles		1,786	2,076	1,734
Other provisions, including pensions		1,724	468	1,365
Net loss on disposal of investments and property, plant and equipment		54	39	47
Other non-cash movements including exchange rate movements		(13,298)	3,093	(2,977)
Changes in operating assets and liabilities
Net (increase)/decrease in cash collateral and settlement balances		(881)	4,101	4,321
Net increase in loans and advances at amortised cost		(24,949)	(10,728)	(4,365)
Net decrease/(increase) in reverse repurchase agreements and other similar secured lending		2,451	5,804	(5,652)
Net increase in deposits at amortised cost		26,349	38,397	65,249
Net increase/(decrease) in debt securities in issue		9,210	18,131	(6,309)
Net (decrease)/increase in repurchase agreements and other similar secured borrowing		(1,300)	14,178	(343)
Net increase in derivative financial instruments		(7,071)	(4,018)	(1,845)
Net decrease/(increase) in trading portfolio assets		13,222	(19,085)	(13,755)
Net increase in trading portfolio liabilities		18,755	6,764	10,489
Net (increase)/decrease in financial assets and liabilities at fair value through the income statement		(919)	(15,626)	3,374
Net (increase)/decrease in other assets		(3,497)	(2,133)	452
Net increase/(decrease) in other liabilities		1,051	1,252	(1,500)
Corporate income tax paid		(688)	(1,335)	(683)
Net cash from operating activities		30,231	48,919	57,505
Purchase of debt securities at amortised cost		(27,731)	(12,500)	(14,671)
Proceeds from redemption or sale of debt securities at amortised cost		14,277	3,757	8,480
Purchase of financial assets at fair value through other comprehensive income		(69,380)	(75,673)	(91,744)
Proceeds from sale or redemption of financial assets at fair value through other comprehensive income		62,821	89,342	80,895
Purchase of property, plant and equipment and intangibles		(1,746)	(1,720)	(1,324)
Disposal of subsidiaries and associates, net of cash disposed		—	1,057	—
Other cash flows associated with investing activities		86	7	(12)
Net cash from investing activities		(21,673)	4,270	(18,376)
Dividends paid and other coupon payments on equity instruments		(1,978)	(1,360)	(936)
Issuance of subordinated liabilities	27	1,477	1,890	1,438
Redemption of subordinated liabilities	27	(2,679)	(4,807)	(3,258)
Issue of shares and other equity instruments		3,205	1,118	1,165
Repurchase of shares and other equity instruments		(3,655)	(1,275)	(1,056)
Issuance of debt securities[a]		11,139	8,415	5,736
Redemption of debt securities[a]		(6,335)	(3,475)	—
Net purchase of treasury shares		(478)	(399)	(357)
Net cash from financing activities		696	107	2,732
Effect of exchange rates on cash and cash equivalents		10,330	(4,232)	1,668
Net increase/(decrease) in cash and cash equivalents		19,584	49,064	43,529
Cash and cash equivalents at beginning of year		259,206	210,142	166,613
Cash and cash equivalents at end of year		278,790	259,206	210,142
Cash and cash equivalents comprise:
Cash and balances at central banks		256,351	238,574	191,127
Loans and advances to banks with original maturity less than three months		6,431	6,488	5,955
Cash collateral balances with central banks with original maturity less than three months		15,150	13,532	12,204
Treasury and other eligible bills with original maturity less than three months		858	612	856
Cash and cash equivalents at end of year		278,790	259,206	210,142
Note
a    Issuance of debt securities and Redemption of debt securities included in financing activities relate to instruments that qualify as eligible liabilities and satisfy regulatory requirements for MREL instruments which came into effect during 2019. Refer to Note 1, paragraph 4(vi), for further details.

Interest received was £40,975m (2021: £17,194m; 2020: £18,748m) and interest paid was £28,709m (2021: £8,063m; 2020: £9,577m). These amounts include interest paid and received arising from trading activities. Dividends received were £31m (2021: £20m; 2020: £37m). The Group is required to maintain balances with central banks and other regulatory authorities. These amounted to £3,457m (2021: £4,750m; 2020: £3,392m) and are included within the Cash and cash equivalents. For the purposes of the cash flow statement, cash comprises cash on hand and demand deposits and cash equivalents comprise highly liquid investments that are convertible into cash with an insignificant risk of changes in value with original maturities of three months or less. Repurchase and reverse repurchase agreements are not considered to be part of cash equivalents.

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	329

Parent company accounts

Statement of comprehensive income
		2022	2021	2020
For the year ended 31 December	Notes	£m	£m	£m
Dividends received from subsidiary	42	2,797	1,356	763
Net interest (expense)		(163)	(161)	(175)
Other (expense)/ income	42	(654)	659	1,192
Impairment reversal/(charge) of investment in subsidiary	42	—	2,573	(2,573)
Operating expenses		(257)	(160)	(241)
Profit/(loss) before tax		1,723	4,267	(1,034)
Taxation		440	76	16
Profit/(loss) after tax		2,163	4,343	(1,018)
Other comprehensive income		—	—	—
Total comprehensive income/(loss)		2,163	4,343	(1,018)
Profit/(loss) after tax attributable to:
Ordinary equity holders		1,258	3,539	(1,875)
Other equity instrument holders		905	804	857
Profit/(loss) after tax		2,163	4,343	(1,018)
Total comprehensive income/(loss) attributable to:
Ordinary equity holders		1,258	3,539	(1,875)
Other equity instrument holders		905	804	857
Total comprehensive income/(loss)		2,163	4,343	(1,018)
For the year ended 31 December 2022, profit after tax was £2,163m (2021: £4,343m) and total comprehensive income was £2,163m (2021:£4,343m). The Company has 61 members of staff (2021: 65).

Balance sheet
		2022	2021
As at 31 December	Notes	£m	£m
Assets
Investment in subsidiaries	42	64,544	62,528
Loans and advances to subsidiaries	42	23,628	22,072
Financial assets at fair value through the income statement	42	28,930	25,091
Derivative financial instruments		31	4
Other assets		402	68
Total assets		117,535	109,763
Liabilities
Deposits at amortised cost		544	488
Debt securities in issue	42	24,086	25,658
Subordinated liabilities	42	11,230	9,301
Financial liabilities designated at fair value	42	22,971	16,319
Derivative financial instruments	42	906	43
Other liabilities		131	117
Total liabilities		59,868	51,926
Equity
Called up share capital	28	3,968	4,188
Share premium account	28	405	348
Other equity instruments	28	13,250	12,241
Other reserves		788	555
Retained earnings		39,256	40,505
Total equity		57,667	57,837
Total liabilities and equity		117,535	109,763
The financial statements on pages 329 to 331 and the accompanying note on pages 423 to 424 were approved by the Board of Directors on 14 February 2023 and signed on its behalf by:

Nigel Higgins
Group Chairman
C.S.Venkatakrishnan
Group Chief Executive
Anna Cross
Group Finance Director

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	330

Parent company accounts (continued)

Statement of changes in equity
		Called up share capital and share premium	Other equity instruments	Other reserves	Retained earnings	Total equity
	Notes	£m	£m	£m	£m	£m
Balance as at 1 January 2022		4,536	12,241	555	40,505	57,837
Profit/(loss) after tax and other comprehensive income		—	905	—	1,258	2,163
Issue of shares under employee share schemes		70	—	—	34	104
Issue and exchange of other equity instruments		—	1,009	—	17	1,026
Vesting of shares under employee share schemes		—	—	—	(22)	(22)
Dividends paid	11	—	—	—	(1,028)	(1,028)
Other equity instruments coupons paid		—	(905)	—	—	(905)
Repurchase of shares		(233)	—	233	(1,508)	(1,508)
Balance as at 31 December 2022		4,373	13,250	788	39,256	57,667
Balance as at 1 January 2021		4,637	11,169	394	38,672	54,872
Profit/(loss) after tax and other comprehensive income		—	804	—	3,539	4,343
Issue of shares under employee share schemes		60	—	—	29	89
Issue and exchange of other equity instruments		—	1,072	—	—	1,072
Vesting of shares under employee share schemes		—	—	—	(18)	(18)
Dividends paid		—	—	—	(512)	(512)
Other equity instruments coupons paid		—	(804)	—	—	(804)
Repurchase of shares	11	(161)	—	161	(1,200)	(1,200)
Other movements		—	—	—	(5)	(5)
Balance as at 31 December 2021		4,536	12,241	555	40,505	57,837

Statement of changes in equity
		Called up share capital and share premium	Other equity instruments	Other reserves	Retained earnings	Total equity
	Notes	£m	£m	£m	£m	£m
Balance as at 1 January 2020		4,594	10,865	394	40,614	56,467
Profit after tax and other comprehensive income		—	857	—	(1,875)	(1,018)
Issue of new ordinary shares		—	—	—	—	—
Issue of shares under employee share schemes		43	—	—	20	63
Issue and exchange of other equity instruments		—	304	—	(73)	231
Vesting of shares under employee share schemes		—	—	—	(14)	(14)
Dividends paid	11	—	—	—	—	—
Other equity instruments coupons paid		—	(857)	—	—	(857)
Balance as at 31 December 2020		4,637	11,169	394	38,672	54,872

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	331

Parent company accounts (continued)

Cash flow statement
	2022	2021	2020
For the year ended 31 December	£m	£m	£m
Reconciliation of profit before tax to net cash flows from operating activities:
Profit/(loss) before tax	1,723	4,267	(1,034)
Adjustment for non-cash items:
Impairment (reversal)/charge of investment in subsidiary	—	(2,573)	2,573
Other non-cash items	868	383	528
Changes in operating assets and liabilities	1,037	17	—
Net cash generated from operating activities	3,628	2,094	2,067
Net increase in loans and advances to subsidiaries of the parent[a]	(5,087)	(6,118)	(4,732)
Capital contribution to and investment in subsidiary	(1,769)	(1,083)	(393)
Net cash used in investing activities	(6,856)	(7,201)	(5,125)
Issue of shares and other equity instruments	3,180	1,114	1,175
Redemption of other equity instruments	(2,097)	—	(898)
Net increase in debt securities in issue[b]	4,813	4,939	3,720
Proceeds of borrowings and issuance of subordinated debt	1,000	1,579	158
Repurchase of shares	(1,508)	(1,200)	—
Dividends paid	(1,028)	(512)	—
Coupons paid on other equity instruments	(905)	(804)	(857)
Net cash generated from financing activities	3,455	5,116	3,298
Net increase in cash and cash equivalents	227	9	240
Cash and cash equivalents at beginning of year	249	240	—
Cash and cash equivalents at end of year	476	249	240

Net cash generated from operating activities includes:
Dividends received	2,797	1,356	763
Net interest (paid)/received	(163)	(161)	(175)
Notes
a    Includes financial assets at fair value through the income statement.
b    Includes financial liabilities designated at fair value.

The Parent company’s principal activity is to hold the investment in its wholly-owned subsidiaries, Barclays Bank PLC, Barclays Bank UK PLC, Barclays Execution Services Limited and Barclays Principal Investments Limited. Dividends received are treated as operating income.

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	332

Notes to the financial statements
For the year ended 31 December 2022
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

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	333

Notes to the financial statements (continued)
For the year ended 31 December 2022
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
Other financial assets are measured at fair value through profit and loss. There is an option to make an irrevocable election on initial recognition for non-traded equity investments to be measured at fair value through other comprehensive income, in which case dividends are recognised in profit or loss, but gains or losses are not reclassified to profit or loss upon derecognition, and the impairment requirements of IFRS 9 do not apply.
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

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	334

Notes to the financial statements (continued)
For the year ended 31 December 2022
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
5. New and amended standards and interpretations
The accounting policies adopted have been consistently applied.
Future accounting developments
The following accounting standards have been issued by the IASB but are not yet effective:

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	335

Notes to the financial statements (continued)
For the year ended 31 December 2022
IFRS 17 – Insurance contracts
In May 2017, the IASB issued IFRS 17 Insurance Contracts, a comprehensive new accounting standard for insurance contracts covering recognition and measurement, presentation and disclosure. IFRS 17 will replace IFRS 4 Insurance Contracts that was issued in 2005. In June 2020, the IASB published amendments to IFRS 17, to include scope exclusion for certain credit card contracts and similar contracts that provide insurance coverage, the optional scope exclusion for loan contracts that transfer significant insurance risk, and the clarification that only financial guarantees issued are in scope of IFRS 9.
IFRS 17 applies to all types of insurance contracts (i.e. life, non-life, direct insurance and reinsurance), regardless of the type of entities that issue them, as well as to certain guarantees and financial instruments with discretionary participation features. A few scope exceptions will apply.
IFRS 17 is effective for accounting periods beginning on or after 1 January 2023. The Group does not expect the impact of IFRS 17 to be material.
Classification of Liabilities as Current or Non-current (Amendments to IAS 1)
In January 2020 the IASB issued amendments to IAS 1 to clarify the presentation of liabilities in the balance sheet, with an effective date of 1 January 2024.
The amendments clarify that a liability should be classified as non-current only if the entity has the right to defer settlement of the liability for at least 12 months after the reporting period, and that (i) the right to defer settlement must exist at the end of the reporting period and (ii) management’s intentions or expectations about whether it will exercise its right to defer settlement does not affect the classification. Further clarifications include how lending conditions affect classification and classification of liabilities the entity will or may settle by issuing its own equity instruments.
In October 2022, the IASB also issued further amendments to IAS 1 to improve the information an entity provides when its right to defer settlement of a liability for at least twelve months is subject to compliance with covenants, and to respond to stakeholders’ concerns about the classification of such a liability as current or non-current.
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
▪Credit impairment charges on page 342
▪Tax on page 346
▪Fair value of financial instruments on page 362
▪Goodwill and intangible assets on page 379
▪Pensions and post-retirement benefit obligations on page 400
▪Provisions including conduct and legal, competition and regulatory matters on page 383.
7. Other disclosures
To improve transparency and ease of reference, by concentrating related information in one place, certain disclosures required under IFRS have been included within the Risk review section as follows:
▪Credit risk on pages 211 to 213 and 222 to 262
▪Market risk on pages 213 and 263 to 264
▪Treasury and Capital risk – liquidity on pages 214 and 266 to 275
▪Treasury and Capital risk – capital on pages 214 and 276 to 283.
These disclosures are covered by the Audit opinion (included on pages 320 to 322) where referenced as audited.

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	336

Notes to the financial statements (continued)
For the year ended 31 December 2022
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
The below table also includes Head Office which comprises head office and legacy businesses, as well as the FTEs employed by Barclays Execution Services.

Analysis of results by business
	Barclays UK	Barclays International	Head Office	Group results
	£m	£m	£m	£m
For the year ended 31 December 2022
Total income	7,259	17,867	(170)	24,956
Operating costs	(4,260)	(10,361)	(336)	(14,957)
UK bank levy	(26)	(133)	(17)	(176)
Litigation and conduct	(41)	(1,503)	(53)	(1,597)
Total operating expenses	(4,327)	(11,997)	(406)	(16,730)
Other net income/(expenses)[a]	—	28	(22)	6
Profit/(loss) before impairment	2,932	5,898	(598)	8,232
Credit impairment charges	(286)	(933)	(1)	(1,220)
Profit/(loss) before tax	2,646	4,965	(599)	7,012
Total assets (£bn)	313.2	1,181.3	19.2	1,513.7
Number of employees (full time equivalent)	6,200	10,900	70,300	87,400
Average number of employees (full time equivalent)				83,900
Note
a    Other net income/(expenses) represents the share of post-tax results of associates and joint ventures, profit on disposal of subsidiaries, associates and joint ventures, and gains on acquisitions.

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	337

Notes to the financial statements (continued)
For the year ended 31 December 2022

	Barclays UK	Barclays International	Head Office	Group results
	£m	£m	£m	£m
For the year ended 31 December 2021
Total income	6,536	15,665	(261)	21,940
Operating costs	(4,357)	(9,076)	(659)	(14,092)
UK bank levy	(36)	(134)	—	(170)
Litigation and conduct	(37)	(345)	(15)	(397)
Total operating expenses	(4,430)	(9,555)	(674)	(14,659)
Other net income[a]	—	40	220	260
Profit/(loss) before impairment	2,106	6,150	(715)	7,541
Credit impairment releases	365	288	—	653
Profit/(loss) before tax	2,471	6,438	(715)	8,194
Total assets (£bn)	321.2	1,044.1	19.0	1,384.3
Number of employees (full time equivalent)[b]	7,100	10,400	64,100	81,600
Average number of employees (full time equivalent)				82,900
Notes
a    Other net income represents the share of post-tax results of associates and joint ventures, profit on disposal of subsidiaries, associates and joint ventures, and gains on acquisitions.
b    Barclays Execution Services Employees are reported within the Head Office Segment. Barclays UK transformed its business in 2021 and consolidated all Customer Care employees, who directly serve customers, into Barclays Execution Services to improve customer service and experience. Costs are recharged, while FTEs are reported within Head Office, as at 31 December 2021 10,700 FTEs were impacted by the move from Barclays UK to Head Office. The 2020 comparative figures have not been restated.

	Barclays UKa	Barclays International[a]	Head Office	Group results
	£m	£m	£m	£m
For the year ended 31 December 2020
Total income	6,347	15,921	(502)	21,766
Operating costs	(4,270)	(8,765)	(399)	(13,434)
UK bank levy	(50)	(240)	(9)	(299)
Litigation and conduct	(32)	(48)	(73)	(153)
Total operating expenses	(4,352)	(9,053)	(481)	(13,886)
Other net income/(expenses)[b]	18	28	(23)	23
Profit/(loss) before impairment	2,013	6,896	(1,006)	7,903
Credit impairment charges	(1,467)	(3,280)	(91)	(4,838)
Profit/(loss) before tax	546	3,616	(1,097)	3,065
Total assets (£bn)	289.1	1,041.8	18.6	1,349.5
Number of employees (full time equivalent)	21,300	10,800	50,900	83,000
Average number of employees (full time equivalent)				81,800
Notes
a    On 1 April 2020, assets of £2.2bn relating to the Barclays Partner Finance business were moved from Barclays International to Barclays UK, with net operating income of £19m and loss before tax of £5m subsequently recognised in Barclays UK for the rest of 2020.
b    Other net income/(expenses) represents the share of post-tax results of associates and joint ventures, profit (or loss) on disposal of subsidiaries, associates and joint ventures, and gains on acquisitions.

Income by geographic region[a]
	2022	2021	2020
For the year ended 31 December	£m	£m	£m
United Kingdom	14,908	11,256	11,211
Europe	2,321	2,372	2,059
Americas	6,353	7,199	7,425
Africa and Middle East	63	45	36
Asia	1,311	1,068	1,035
Total	24,956	21,940	21,766
.
Income from individual countries which represent more than 5% of total income[a]
	2022	2021	2020
For the year ended 31 December	£m	£m	£m
United Kingdom	14,908	11,256	11,211
United States	6,176	7,048	7,318
Note
a    The geographical analysis is based on the location of the office where the transactions are recorded.

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	338

Notes to the financial statements (continued)
For the year ended 31 December 2022
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

	2022	2021	2020
	£m	£m	£m
Cash and balances at central banks	2,916	184	275
Loans and advances at amortised cost	13,376	9,540	10,180
Fair value through other comprehensive income	1,963	550	776
Negative interest on liabilities	208	248	68
Other	633	718	593
Interest and similar income	19,096	11,240	11,892
Deposits at amortised cost	(3,573)	(561)	(1,030)
Debt securities in issue	(3,240)	(1,340)	(1,360)
Subordinated liabilities	(530)	(507)	(670)
Negative interest on assets	(208)	(374)	(344)
Other	(973)	(385)	(366)
Interest and similar expense	(8,524)	(3,167)	(3,770)
Net interest income	10,572	8,073	8,122
Interest and similar income presented above represents interest revenue calculated using the effective interest method. Costs to originate credit card balances of £786m (2021: £652m; 2020: £698m) have been amortised to interest and similar income during the year. Interest and similar income includes £59m (2021: £37m; 2020: £40m) accrued on impaired loans. Other interest expense includes £56m (2021: £64m; 2020:£70m) relating to IFRS 16 lease interest expenses.

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	339

Notes to the financial statements (continued)
For the year ended 31 December 2022
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
The Group recognises fee and commission income charged for services provided by the Group as and when performance obligations are satisfied, for example, on completion of the underlying transaction. Where the contractual arrangements also result in the Group recognising financial instruments in scope of IFRS 9, such financial instruments are initially recognised at fair value in accordance with IFRS 9 before applying the provisions of IFRS 15.
Fee and commission income is disaggregated below by fee types that reflect the nature of the services offered across the Group and operating segments, in accordance with IFRS 15. The below table includes a total for fees in scope of IFRS 15. Refer to Note 2 for more detailed information about operating segments.

	2022
	Barclays UK	Barclays International	Head Office	Total
	£m	£m	£m	£m
Fee type
Transactional	1,084	3,256	—	4,340
Advisory	161	964	—	1,125
Brokerage and execution	256	1,521	—	1,777
Underwriting and syndication	—	2,037	—	2,037
Other	59	153	3	215
Total revenue from contracts with customers	1,560	7,931	3	9,494
Other non-contract fee income	—	143	—	143
Fee and commission income	1,560	8,074	3	9,637
Fee and commission expense	(319)	(2,713)	(6)	(3,038)
Net fee and commission income	1,241	5,361	(3)	6,599

	2021
	Barclays UK	Barclays International	Head Office	Total
	£m	£m	£m	£m
Fee type
Transactional	871	2,572	—	3,443
Advisory	172	1,096	1	1,269
Brokerage and execution	228	1,135	—	1,363
Underwriting and syndication	—	3,425	—	3,425
Other	74	182	3	259
Total revenue from contracts with customers	1,345	8,410	4	9,759
Other non-contract fee income	—	121	—	121
Fee and commission income	1,345	8,531	4	9,880
Fee and commission expense	(218)	(1,983)	(5)	(2,206)
Net fee and commission income	1,127	6,548	(1)	7,674

	2020
	Barclays UK	Barclays International	Head Office	Total
	£m	£m	£m	£m
Fee type
Transactional	810	2,353	—	3,163
Advisory	159	693	2	854
Brokerage and execution	212	1,173	—	1,385
Underwriting and syndication	—	2,867	—	2,867
Other	71	173	9	253
Total revenue from contracts with customers	1,252	7,259	11	8,522
Other non-contract fee income	—	119	—	119
Fee and commission income	1,252	7,378	11	8,641
Fee and commission expense	(308)	(1,754)	(8)	(2,070)
Net fee and commission income	944	5,624	3	6,571

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	340

Notes to the financial statements (continued)
For the year ended 31 December 2022
Fee types
Transactional
Transactional fees are service charges on deposit accounts, cash management services fees and transactional processing fees. These include interchange and merchant fee income generated from credit and bank card usage. Transaction and processing fees are recognised at the point in time the transaction occurs or service is performed. Interchange and merchant fees are recognised upon settlement of the card transaction payment.
The Group incurs certain card-related costs including those related to cardholder reward programmes and payments to co-brand partners. Cardholder reward programme costs related to customers that settle their outstanding balance each period (transactors) are expensed when incurred and presented in fee and commission expense, while costs related to customers that continuously carry an outstanding balance (revolvers) are included in the effective interest rate of the receivable (refer to Note 3). Payments to partners for new cardholder account originations related to transactor accounts are deferred as costs to obtain a contract under IFRS 15, while costs related to revolver accounts are included in the effective interest rate of the receivable (refer to Note 3). Those costs deferred under IFRS 15 are capitalised and amortised over the estimated life of the customer relationship. Payments to co-brand partners based on revenue sharing to the extent the revenue share relates to "revolvers" are included in the effective interest rate of the receivable and to the extent revenue share relates to “transactors” it must be presented in fee and commission expense. Payments based on profitability are presented in fee and commission expense.
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
Brokerage and execution
Brokerage and execution fees are earned for executing client transactions with various exchanges and over-the-counter markets and assisting clients in clearing transactions and facilitating foreign exchange transactions for spot/forward contracts. Brokerage and execution fees are recognised at the point in time the associated service has been completed which is generally the trade date of the transaction.
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
Included in the underwriting and syndication fees are loan commitment fees, when the drawdown is not probable, which are not presented as part of the carrying value of the loan in accordance with IFRS 9. Such commitment fees are recognised over time through to the contractual maturity of the commitment.
Contract assets and contract liabilities
The Group had no material contract assets or contract liabilities as at 31 December 2022 (2021: £nil; 2020: £nil).
Impairment of fee receivables and contract assets
During 2022, there have been no material impairments recognised in relation to fees receivable and contract assets (2021: £nil; 2020: £nil). Fees in relation to transactional business can be added to outstanding customer balances. These amounts may be subsequently impaired as part of the overall loans and advances balance.
Remaining performance obligations
The Group applies the practical expedient of IFRS 15 and does not disclose information about remaining performance obligations that have original expected durations of one year or less or because the Group has a right to consideration that corresponds directly with the value of the service provided to the client or customer.
Costs incurred in obtaining or fulfilling a contract
The Group expects that incremental costs of obtaining a contract such as success fee and commission fees paid are recoverable and therefore capitalise such contract costs. Capitalised contract costs net of amortisation as at 31 December 2022 are £198m (2021: £154m; 2020: £141m).
Capitalised contract costs are amortised over the customer relationship period depending on the transfer of services to which the asset pertains. In 2022, the amount of amortisation was £47m (2021: £36m; 2020: £36m) and there was no impairment loss recognised in connection with the capitalised contract costs (2021: £nil; 2020: £nil).

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	341

Notes to the financial statements (continued)
For the year ended 31 December 2022
5 Net trading income
Accounting for net trading income
In accordance with IFRS 9, trading positions are held at fair value, and the resulting gains and losses are included in net trading income, together with interest and dividends arising from long and short positions and funding costs relating to trading activities.
Income arises from both the sale and purchase of trading positions, margins which are achieved through market-making and customer business and from changes in fair value caused by movements in interest and exchange rates, equity prices and other market variables.
Gains or losses on non-trading financial instruments designated or mandatorily at fair value with changes in fair value recognised in the income statement are included in net trading income where the business model is to manage assets and liabilities on a fair value basis which includes use of derivatives or where an instrument is designated at fair value to eliminate an accounting mismatch and the related instrument's gain and losses are reported in net trading income.

	2022	2021	2020
	£m	£m	£m
Net gains on financial instruments held for trading	6,021	3,992	5,342
Net gains on financial instruments designated at fair value	508	692	700
Net gains on financial instruments mandatorily at fair value	1,520	1,110	987
Net trading income	8,049	5,794	7,029

6 Net investment income
Accounting for net investment income/(expense)
Dividends are recognised when the right to receive the dividend has been established. Other accounting policies relating to net investment income are set out in Note 13 and Note 15.

	2022	2021	2020
	£m	£m	£m
Net (losses)/gains from financial instruments mandatorily at fair value	(51)	73	(50)
Net (losses)/gains from disposal of debt instruments at fair value through other comprehensive income	(111)	305	295
Net (losses)/gains from disposal of financial assets and liabilities measured at amortised cost	(18)	114	(61)
Dividend income	31	20	37
Net losses on other investments[a]	(285)	(201)	(208)
Net investment (expense)/income	(434)	311	13
Note
a    Included within the 2022 balance are losses of £74m on sale arising from disposal of Barclays’ equity stake in Absa Group Limited (Absa) in April 2022 and September 2022.

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	342

Notes to the financial statements (continued)
For the year ended 31 December 2022
7 Operating expenses

	2022	2021	2020
	£m	£m	£m
Infrastructure costs
Property and equipment	1,649	1,538	1,590
Depreciation and amortisation	1,723	1,673	1,539
Impairment of property, equipment and intangible assets[a]	63	403	194
Total infrastructure costs	3,435	3,614	3,323
Administration and general expenses
Consultancy, legal and professional fees	669	610	567
Marketing and advertising	500	399	330
UK bank levy	176	170	299
Other administration and general expenses	1,101	958	1,117
Total administration and general expenses	2,446	2,137	2,313
Staff costs	9,252	8,511	8,097
Litigation and conduct	1,597	397	153
Operating expenses	16,730	14,659	13,886
Note
a    In 2021, Impairment of property, equipment and intangible assets included £266m relating to structural cost actions taken as part of the real estate review.

For further details on staff costs including accounting policies, refer to Note 31.
8 Credit impairment charges/(releases)
Accounting for the impairment of financial assets
Impairment
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
Expected credit loss measurement is based on the ability of borrowers to make payments as they fall due. The Group also considers sector-specific risks and whether additional adjustments are required in the measurement of ECL. Credit risk may be impacted by climate considerations for certain sectors, such as oil and gas.
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

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	343

Notes to the financial statements (continued)
For the year ended 31 December 2022
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
Exposures are only removed from Stage 3 and reassigned to Stage 2 once the original default trigger event no longer applies. Exposures being removed from Stage 3 must no longer qualify as credit impaired, and:
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
The Group uses a five-scenario model to calculate ECL. An external consensus forecast is assembled from key sources, including HM Treasury (short and medium-term forecasts) and Bloomberg (based on median of economic forecasts), which forms the Baseline scenario. In addition, two adverse scenarios (Downside 1 and Downside 2) and two favourable scenarios (Upside 1 and Upside 2) are derived, with associated probability weightings. The adverse scenarios are calibrated to a broadly similar severity to the Group's internal stress tests and stress scenarios provided by regulators whilst also considering IFRS 9 specific sensitivities and non-linearity. The favourable scenarios are designed to reflect plausible upside risks to the Baseline scenario which are broadly consistent with the economic narrative approved by the Senior Scenario Review Committee. All scenarios are regenerated at a minimum semi-annually. The scenarios include key economic variables (including GDP, unemployment, House Price Index (HPI) and base rates in both the UK and US markets) and expanded variables using statistical models based on historical correlations. The upside and downside shocks are designed to evolve over a five-year stress horizon, with all five scenarios converging to a steady state after approximately seven years.
The methodology for estimating probability weights for each of the scenarios involves a comparison of the distribution of key historical UK and US macroeconomic variables against the forecast paths of the five scenarios. The methodology works such that the baseline (reflecting current consensus outlook) has the highest weight and the weights of adverse and favourable scenarios depend on the deviation from the baseline; the further from the baseline, the smaller the weight. A single set of five scenarios is used across all portfolios and all five weights are normalised to equate to 100%. The same scenarios used in the estimation of expected credit losses are also used to inform Barclays' internal planning. The impacts across the portfolios are different because of the sensitivities of each of the portfolios to specific macroeconomic variables, for example, mortgages are highly sensitive to house prices, and credit cards and unsecured consumer loans are highly sensitive to unemployment.
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

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	344

Notes to the financial statements (continued)
For the year ended 31 December 2022
exposures in forbearance and is no later than when the exposure is more than 90 days past due. When exposures are identified as credit impaired at the time when they are purchased or originated interest income is calculated on the carrying value net of the impairment allowance.
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

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	345

Notes to the financial statements (continued)
For the year ended 31 December 2022
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
Critical accounting estimates and judgements
IFRS 9 impairment involves several important areas of judgement, including estimating forward-looking modelled parameters (PD, LGD and EAD), developing a range of unbiased future economic scenarios, estimating expected lives and assessing significant increases in credit risk, based on the Group’s experience of managing credit risk. The determination of expected life is most material for Barclays' credit card portfolios which is obtained via behavioural life analysis to materially capture the risk of these facilities.
Within the retail and small businesses portfolios, which comprise large numbers of small homogenous assets with similar risk characteristics where credit scoring techniques are generally used, the impairment allowance is calculated using forward-looking modelled parameters which are typically run at account level. There are many models in use, each tailored to a product, line of business or customer category. Judgement and knowledge is needed in selecting the statistical methods to use when the models are developed or revised. Management adjustments to impairment models, which contain an element of subjectivity, are applied in order to factor in certain conditions or changes in policy that are not fully incorporated into the impairment models, or to reflect additional facts and circumstances at the period end. Management adjustments are reviewed and incorporated into future model development where appropriate. The impairment charge reflected in the income statement for retail portfolios is £976m (2021: £289m release; 2020: £3,116m charge) of the total impairment charge on loans and advances and off-balance sheet loan commitments and financial guarantee contracts.
For individually significant assets in Stage 3, impairment allowances are calculated on an individual basis and all relevant considerations that have a bearing on the expected future cash flows across a range of economic scenarios are taken into account. These considerations can be particularly subjective and can include the business prospects for the customer, the realisable value of collateral, the Group’s position relative to other claimants, the reliability of customer information and the likely cost and duration of the work-out process. The level of the impairment allowance is the difference between the value of the discounted expected future cash flows (discounted at the loan’s original effective interest rate), and its carrying amount. Furthermore, judgements change with time as new information becomes available or as work-out strategies evolve, resulting in frequent revisions to the impairment allowance as individual decisions are taken. Changes in these estimates would result in a change in the allowances and have a direct impact on the impairment charge. The impairment charge reflected in the financial statements in relation to wholesale portfolios is £207m (2021: £346m release; 2020: £1,569m charge) of the total impairment charge on loans and advances and off-balance sheet loan commitments and financial guarantee contracts.
Further information on impairment allowances, impairment charges, management adjustments to models for impairment, measurement uncertainty, sensitivity analysis and related credit information is set out within the Credit risk performance section.
Temporary adjustments to calculated IFRS9 impairment allowances may be applied in limited circumstances to account for situations where known or expected risk factors or information have not been considered in the ECL assessment or modelling process. For further information please see page 237 in the Credit risk performance section.
Information about the potential impact of the physical and transition risks of climate change on borrowers is considered, taking into account reasonable and supportable information to make accounting judgements and estimates. Climate change is inherently of a long-term nature, with significant levels of uncertainty, and consequently requires judgement in determining the possible impact in the next financial year, if any.

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	346

Notes to the financial statements (continued)
For the year ended 31 December 2022

	2022			2021			2020
	Impairment Charges/(Releases)	Recoveries and reimburse-ments[a]	Total	Impairment Charges/(Releases)	Recoveries and reimburse-ments	Total	Impairment Charges/(Releases)	Recoveries and reimburse-ments	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Loans and advances at amortised cost	1,428	(263)	1,165	(361)	240	(121)	4,308	(399)	3,909
Off-balance sheet loan commitments and financial guarantee contracts	18	—	18	(514)	—	(514)	776	—	776
Total	1,446	(263)	1,183	(875)	240	(635)	5,084	(399)	4,685
Cash collateral and settlement balances	28	—	28	(4)	—	(4)	2	—	2
Financial instruments at fair value through other comprehensive income	9		9	(8)	—	(8)	2	—	2
Other financial assets measured at cost	—	—	—	(6)	—	(6)	149	—	149
Credit impairment charges/(releases)	1,483	(263)	1,220	(893)	240	(653)	5,237	(399)	4,838
Note
a    Recoveries and reimbursements includes a net increase in amounts recoverable from financial guarantee contracts held with third parties of £199m (2021: £(306)m) and cash recoveries of previously written off amounts of £64m (2021: £66m).

Write-offs that can be subjected to enforcement activity
The contractual amount outstanding on financial assets that were written off during the year and that can still be subjected to enforcement activity is £949m (2021: £1,190m). This is lower than the write-offs presented in the movement in gross exposures and impairment allowance table due to assets sold during the year post write-offs and post write-off recoveries.
Modification of financial assets
Financial assets of £2,412m (2021: £3,446m), with a loss allowance measured at an amount equal to lifetime ECL, were subject to non-substantial modification during the year, with a resulting loss of £4m (2021: £11m). The gross carrying amount of financial assets subject to non-substantial modification for which the loss allowance has changed to a 12 month ECL during the year amounts to £1,077m (2021: £419m).
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
Deferred tax assets are recognised to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilised. Deferred tax liabilities are recognised for all taxable temporary differences except for the initial recognition of goodwill. Deferred tax is not recognised where the temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss. Deferred tax is determined using tax rates and legislation enacted or substantively enacted by the balance sheet date which are expected to apply when the deferred tax asset is realised or the deferred tax liability is settled. Deferred tax assets and liabilities are only offset when there is both a legal right to set-off and an intention to settle on a net basis.
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

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	347

Notes to the financial statements (continued)
For the year ended 31 December 2022
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

	2022	2021	2020
	£m	£m	£m
Current tax charge/(credit)
Current year	1,045	1,417	1,255
Adjustments in respect of prior years	(444)	317	31
	601	1,734	1,286
Deferred tax charge/(credit)
Current year	235	(352)	(830)
Adjustments in respect of prior years	203	(244)	148
	438	(596)	(682)
Tax charge	1,039	1,138	604

In 2022 the adjustments in respect of prior years are principally a result of various steps taken in the US and UK tax groups that have affected the timing of the tax deductibility of expenditure related to fixed assets. Across the Barclays Bank PLC’s US Branch Tax Group and US Intermediate Holding Company Tax Group ('IHC Tax Group'), elections have been made in 2022 to advance tax deductions in relation to fixed assets that would otherwise have arisen in later periods. Those elections resulted in a current tax credit in respect of prior years of £556m and a deferred tax charge in respect of prior years of a similar amount. In the UK Tax Group various tax claims and elections will have the effect of deferring the timing of deductions related to plant and machinery and this has resulted in a current tax charge in respect of prior years of £167m and a deferred tax credit in respect of prior years of 213m.

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	348

Notes to the financial statements (continued)
For the year ended 31 December 2022
The table below shows the reconciliation between the actual tax charge and the tax charge that would result from applying the standard UK corporation tax rate to the Group’s profit before tax.

			2021	2021	2020	2020
	£m	%	£m	%	£m	%
Profit before tax	7,012		8,194		3,065
Tax charge based on the standard UK corporation tax rate of 19% (2021: 19%; 2020: 19% )	1,332	19.0%	1,557	19.0%	582	19.0%
Impact of profits/losses earned in territories with different statutory rates to the UK (weighted average tax rate is 21.4% (2021: 22.4%; 2020: 25.1% ))	167	2.4%	277	3.4%	188	6.1%

Recurring items:
Non-creditable taxes including withholding taxes	126	1.8%	134	1.6%	109	3.5%
Banking surcharge[a] and other items	101	1.4%	83	1.0%	6	0.2%
Non-deductible expenses	51	0.7%	80	1.0%	48	1.6%
Impact of UK bank levy being non-deductible	33	0.5%	32	0.4%	57	1.9%
Impact of Barclays Bank PLC's overseas branches being taxed both locally and in the UK	17	0.2%	25	0.3%	25	0.8%
Tax adjustments in respect of share-based payments	13	0.2%	(5)	(0.1%)	26	0.8%
Non-taxable gains and income	(135)	(1.9%)	(198)	(2.4%)	(185)	(6.0%)
Changes in recognition of deferred tax and effect of unrecognised tax losses	(146)	(2.1%)	(140)	(1.7%)	(123)	(4.0%)
Tax relief on payments made under AT1 instruments	(172)	(2.4%)	(149)	(1.8%)	(165)	(5.4%)
Adjustments in respect of prior years	(241)	(3.4%)	73	0.9%	179	5.8%
Tax relief on holdings of inflation-linked government bonds	(556)	(7.9%)	(169)	(2.1%)	(23)	(0.8%)

Non-recurring items:
Remeasurement of UK deferred tax assets due to tax rate changes	346	4.9%	(462)	(5.6%)	(118)	(3.8%)
Non-deductible provisions for investigations and litigation	93	1.3%	—	—	5	0.2%
Non-deductible provisions for UK customer redress	10	0.1%	—	—	(7)	(0.2%)
Total tax charge	1,039	14.8%	1,138	13.9%	604	19.7%
Note
a     Banking surcharge includes the impact of the 8% UK banking surcharge rate on profits/losses and tax adjustments relating to UK banking entities.

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	349

Notes to the financial statements (continued)
For the year ended 31 December 2022
Factors driving the effective tax rate
The effective tax rate of 14.8% is lower than the UK corporation tax rate of 19% primarily due to tax relief on holdings of inflation-linked government bonds, beneficial prior year adjustments, tax relief on payments made under AT1 instruments and the utilisation of unrecognised tax losses in the period. These factors, which have each decreased the effective tax rate, are partially offset by adjustments for the remeasurement of UK deferred tax assets as a result of the enactment during 2022 of a reduction in the banking surcharge rate to 3% from 1 April 2023 and profits earned outside the UK being taxed at local statutory tax rates that are higher than the UK tax rate.
The Group’s future tax charge will be sensitive to the geographic mix of profits earned, the tax rates in force and changes to the tax rules in the jurisdictions that the Group operates in.
In its Autumn Statement held in November 2022, the UK Government confirmed that, as currently enacted, the banking surcharge rate will be reduced from 8% to 3% from 1 April 2023. UK deferred tax assets as at 31 December 2022 are measured at this rate, having been remeasured when the 3% rate was substantively enacted in 2022. The statutory tax rate applicable to banks' UK profits will therefore be 28% (comprising a rate of 25% for corporation tax and of 3% for banking surcharge) from 1 April 2023.
The OECD and G20 Inclusive Framework on Base Erosion and Profit Shifting announced plans to introduce a global minimum tax rate of 15% and the OECD issued model rules in 2021. During 2022 further OECD guidance has been released and draft legislation to implement the global minimum tax regime has been published by the UK Government. The UK Government has stated that it intends to enact legislation in 2023 to apply for accounting periods beginning on or after 31 December 2023. The Group has reviewed the published OECD model rules and further guidance along with the draft UK legislation and has been assessing the expected impact ahead of the implementation of the new regime. The Group will review further guidance as well as new legislation expected to be released by governments implementing this new tax regime and continue to assess the potential impact.
In the USA, the Inflation Reduction Act was enacted in August 2022. The Act does not include changes to the US corporate income tax rate or to US international tax provisions included in the previously proposed Build Back Better Act but does introduce a corporate alternative minimum tax on adjusted financial statements income, effective from 1 January 2023. Further regulations and guidance are expected to be published in 2023, however the Group’s preliminary view is that the alternative minimum tax is not expected to materially increase the Group’s effective tax rate. The Group will review future guidance when it is published and continue to monitor other legislative developments and assess the potential impact.
Tax in the consolidated statement of comprehensive income
The tax relating to each component of other comprehensive income can be found in the consolidated statement of comprehensive income . The total amount recognised in relation to the remeasurement of UK deferred tax through other comprehensive income was a £28m charge (2021: £111m).
Tax included directly in equity
Tax included directly in equity comprises a £1m credit (2021: £58m) relating to share-based payments and deductible costs on issuing other equity instruments.
Deferred tax assets and liabilities
The deferred tax amounts on the balance sheet were as follows:

	2022	2021
	£m	£m
UK Tax Group	4,925	2,183
IHC Tax Group	1,094	1,004
Barclays Bank PLC's US Branch Tax Group	482	1,002
Other (outside the UK and US tax groups)	490	430
Deferred tax asset	6,991	4,619
Deferred tax liability	(16)	(37)
Net deferred tax	6,975	4,582
US deferred tax assets in the IHC and US Branch Tax Groups
The deferred tax asset in the IHC Tax Group of £1,094m (2021: £1,004m) includes £21m (2021: £1m) relating to tax losses, with the balance relating to temporary differences. The deferred tax asset in Barclays Bank PLC’s US Branch Tax Group of £482m (2021: £1,002m) relates entirely to temporary differences.
In relation to the IHC Tax Group, these temporary differences include £434m (2021: £301m) arising from New York State and City prior net operating loss conversion which can be carried forward and will expire in 2034. Business profit forecasts indicate these amounts will be fully recovered before expiry.
UK Tax Group deferred tax asset
The deferred tax asset in the UK Tax Group of £4,925m (2021: £2,183m) includes £1,535m (2021: £1,098m) relating to tax losses, with the balance relating to temporary differences. There is no time limit on utilisation of UK tax losses and business profit forecasts indicate that these losses will be fully recovered.

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	350

Notes to the financial statements (continued)
For the year ended 31 December 2022
Other deferred tax assets (outside the UK and US tax groups)
The deferred tax asset of £490m (2021: £430m) in other entities within the Group includes £90m (2021: £121m) relating to tax losses. These deferred tax assets relate to a number of different territories and their recognition is based on profit forecasts or local country law which indicate that it is probable that those deferred tax assets will be fully recovered.
Of the deferred tax asset of £490m (2021: £430m), an amount of £33m (2021: £9m) relates to entities which have suffered a loss in either the current or prior year and for which the utilisation of the deferred tax is dependent on future taxable profits. This has been taken into account in reaching the above conclusion that these deferred tax assets will be fully recovered in the future.
The table below shows movements on deferred tax assets and liabilities during the year. The amounts are different from those disclosed on the balance sheet and in the preceding table as they are presented before offsetting asset and liability balances where there is a legal right to set-off and an intention to settle on a net basis.

	Fixed asset timing differences	Fair value through other comprehensive income	Cash flow hedges	Retirement benefit obligations	Loan impairment allowance	Own credit	Share-based payments and deferred compensation	Other temporary differences	Tax losses carried forward	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Assets	1,647	155	521	40	693	426	414	1,248	1,220	6,364
Liabilities	(42)	—	—	(1,674)	—	—	—	(66)	—	(1,782)
As at 1 January 2022	1,605	155	521	(1,634)	693	426	414	1,182	1,220	4,582
Income statement	(458)	(6)	—	(3)	(11)	—	14	(400)	426	(438)
Other comprehensive income and reserves	—	523	2,354	357	—	(616)	(17)	—	—	2,601
Other movements	72	3	—	5	20	—	22	108	—	230
	1,219	675	2,875	(1,275)	702	(190)	433	890	1,646	6,975
Assets	1,296	675	2,875	40	702	—	433	1,280	1,646	8,947
Liabilities	(77)	—	—	(1,315)	—	(190)	—	(390)	—	(1,972)
As at 31 December 2022	1,219	675	2,875	(1,275)	702	(190)	433	890	1,646	6,975

Assets	1,465	—	—	43	666	329	363	1,378	735	4,979
Liabilities	(41)	(38)	(566)	(826)	—	—	—	(79)	—	(1,550)
As at 1 January 2021	1,424	(38)	(566)	(783)	666	329	363	1,299	735	3,429
Income statement	184	(6)	—	5	39	—	12	(123)	485	596
Other comprehensive income and reserves	—	198	1,088	(855)	—	98	36	(1)	—	564
Other movements	(3)	1	(1)	(1)	(12)	(1)	3	7	—	(7)
	1,605	155	521	(1,634)	693	426	414	1,182	1,220	4,582
Assets	1,647	155	521	40	693	426	414	1,248	1,220	6,364
Liabilities	(42)	—	—	(1,674)	—	—	—	(66)	—	(1,782)
As at 31 December 2021	1,605	155	521	(1,634)	693	426	414	1,182	1,220	4,582
Other movements include the impact of changes in foreign exchange rates as well as deferred tax amounts relating to acquisitions and disposals.
The amount of deferred tax assets expected to be recovered after more than 12 months is £8,155m (2021: £5,886m). The amount of deferred tax liability expected to be settled after more than 12 months is £1,864m (2021: £1,778m). These amounts are before offsetting asset and liability balances where there is a legal right to set-off and an intention to settle on a net basis.
Unrecognised deferred tax
Tax losses and temporary differences
Deferred tax assets have not been recognised in respect of gross deductible temporary differences of £111m (2021: £110m), unused tax credits of £323m (2021: £283m), and gross tax losses of £22,537m (2021: £22,835m). The tax losses include capital losses of £3,935m (2021: £3,981m). Of these tax losses, £149m (2021: £63m) expire within five years, £401m (2021: £370m) expire within six to ten years, £10,393m (2021: £10,529m) expire within 11 to 20 years and £11,594m (2021: £11,873m) can be carried forward indefinitely. Deferred tax assets have not been recognised in respect of these items because it is not probable that future taxable profits and gains will be available against which they can be utilised.
Group investments in subsidiaries, branches and associates
Deferred tax is not recognised in respect of the value of the Group's investments in subsidiaries, branches and associates where the Group is able to control the timing of the reversal of the temporary differences and it is probable that such differences will not reverse in the foreseeable future. The aggregate amount of these temporary differences for which deferred tax liabilities have not been recognised was £852m (2021: £858m).

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	351

Notes to the financial statements (continued)
For the year ended 31 December 2022
10 Earnings per share

	2022	2021	2020
	£m	£m	£m
Profit attributable to ordinary equity holders of the parent	5,023	6,205	1,526

	2022	2021	2020
	million	million	million
Basic weighted average number of shares in issue	16,333	16,985	17,300
Number of potential ordinary shares	534	435	368
Diluted weighted average number of shares	16,867	17,420	17,668

	Basic earnings per share			Diluted earnings per share
	2022	2021	2020	2022	2021	2020
	p	p	p	p	p	p
Earnings per ordinary share	30.8	36.5	8.8	29.8	35.6	8.6
The calculation of basic earnings per share is based on the profit attributable to equity holders of the parent and the basic weighted average number of shares excluding treasury shares held in employee benefit trusts or held for trading. When calculating the diluted earnings per share, the weighted average number of shares in issue is adjusted for the effects of all expected dilutive potential ordinary shares held in respect of Barclays PLC, totalling 534m (2021: 435m) shares. The total number of share options outstanding, under schemes considered to be potentially dilutive, was 789m (2021: 688m). These options have strike prices ranging from £0.84 to £1.66.
Of the total number of employee share options and share awards at 31 December 2022, 27m (2021: 5m) were anti-dilutive.
The 652m decrease (2021: 315m decrease) in the basic weighted average number of shares is primarily due to the impact of the share buy-back programmes completed in the year.
11 Dividends on ordinary shares
The Directors have approved a total dividend in respect of 2022 of 7.25p per ordinary share of 25p each. The full year dividend for 2022 of 5.00p per ordinary share will be paid on 31 March 2023 to shareholders on the Share Register on 24 February 2023. On 31 December 2022, there were 15,871m ordinary shares in issue. The financial statements for the year ended 31 December 2022 do not reflect this dividend, which will be accounted for in shareholders’ equity as an appropriation of retained profits in the year ending 31 December 2023.
The Directors have confirmed their intention to initiate a share buyback of up to £500m after the balance sheet date. The proposed share buyback is expected to commence in the first quarter of 2023. The financial statements for the year ended 31 December 2022 do not reflect the impact of the proposed share buyback, which will be accounted for as and when shares are repurchased by the Company.
The 2022 financial statements include the 2022 interim dividend of £364m (2021: £339m); a full year dividend declared in relation to 2021 of £664m (2020: £173m) and two share buyback programmes totalling £1,500m (2021: £1,200m). Dividends and share buybacks are funded out of distributable reserves.

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	352

Notes to the financial statements (continued)
Assets and liabilities held at fair value
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

	Trading portfolio assets		Trading portfolio liabilities
	2022	2021	2022	2021
	£m	£m	£m	£m
Debt securities and other eligible bills	55,475	50,864	(39,531)	(34,957)
Equity securities	65,031	83,113	(33,393)	(19,212)
Traded loans	13,198	12,525	—	—
Commodities	109	533	—	—
Trading portfolio assets/(liabilities)	133,813	147,035	(72,924)	(54,169)
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
The details on how the fair value amounts are derived for financial assets at fair value are described in Note 17.

	Designated at fair value		Mandatorily at fair value		Total
	2022	2021	2022	2021	2022	2021
	£m	£m	£m	£m	£m	£m
Loans and advances	3,658	5,579	35,771	33,088	39,429	38,667
Debt securities	205	319	3,044	1,986	3,249	2,305
Equity securities	—	—	6,091	5,875	6,091	5,875
Reverse repurchase agreements and other similar secured lending	—	—	164,681	145,014	164,681	145,014
Other financial assets	1	—	117	111	118	111
Financial assets at fair value through the income statement	3,864	5,898	209,704	186,074	213,568	191,972
Credit risk of financial assets designated at fair value and related credit derivatives
The following table shows the maximum exposure to credit risk, the changes in fair value attributable to changes in credit risk, and the cumulative changes in fair value since initial recognition for loans and advances. The table does not include debt securities and reverse repurchase agreements and other similar secured lending designated at fair value as they have minimal exposure to credit risk. Reverse repurchase agreements are collateralised and debt securities are primarily relating to high quality sovereigns.

	Maximum exposure as at 31 December		Changes in fair value during the year ended		Cumulative changes in fair value from inception
	2022	2021	2022	2021	2022	2021
	£m	£m	£m	£m	£m	£m
Loans and advances designated at fair value, attributable to credit risk	3,658	5,579	10	5	(9)	(19)
Value mitigated by related credit derivatives	855	1,617	(1)	(3)	(1)	(3)

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	353

Notes to the financial statements (continued)
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
Hedge accounting
The Group applies the requirements of IAS 39 Financial Instruments: Recognition and Measurement for hedge accounting purposes. The Group applies hedge accounting to represent the economic effects of its interest rate, currency and contractually-linked inflation risk management strategies. Where derivatives are held for risk management purposes, and when transactions meet the required criteria for documentation and hedge effectiveness, the Group applies fair value hedge accounting, cash flow hedge accounting, or hedging of a net investment in a foreign operation, as appropriate to the risks being hedged.
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

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	354

Notes to the financial statements (continued)
Assets and liabilities held at fair value
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

Total derivatives
	2022			2021
	Notional contract amount	Fair value		Notional contract amount	Fair value
		Assets	Liabilities		Assets	Liabilities
	£m	£m	£m	£m	£m	£m
Total derivative assets/(liabilities) held for trading	52,689,773	301,647	(288,573)	47,812,774	261,678	(255,747)
Total derivative assets/(liabilities) held for risk management	285,505	733	(1,047)	219,551	894	(1,136)
Derivative assets/(liabilities)	52,975,278	302,380	(289,620)	48,032,325	262,572	(256,883)

Further information on netting arrangements of derivative financial instruments can be found within Note 18.
The fair values and notional amounts of derivative instruments held for trading and held for risk management are set out in the following table:

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	355

Notes to the financial statements (continued)
Assets and liabilities held at fair value

Derivatives held for trading and held for risk management
	2022			2021
	Notional contract amount	Fair value		Notional contract amount	Fair value
		Assets	Liabilities		Assets	Liabilities
	£m	£m	£m	£m	£m	£m
Derivatives held for trading
Foreign exchange derivatives
OTC derivatives	5,775,206	108,833	(103,439)	5,705,108	75,959	(74,226)
Derivatives cleared by central counterparty	113,455	440	(473)	99,664	171	(208)
Exchange traded derivatives	19,426	15	(6)	20,084	10	(3)
Foreign exchange derivatives	5,908,087	109,288	(103,918)	5,824,856	76,140	(74,437)
Interest rate derivatives
OTC derivatives	14,924,915	129,920	(116,752)	14,216,846	123,819	(113,051)
Derivatives cleared by central counterparty	21,927,570	2,319	(2,371)	19,398,748	1,122	(845)
Exchange traded derivatives	5,654,126	2,257	(2,167)	5,200,838	905	(907)
Interest rate derivatives	42,506,611	134,496	(121,290)	38,816,432	125,846	(114,803)
Credit derivatives
OTC derivatives	619,843	4,262	(4,731)	606,504	4,007	(4,752)
Derivatives cleared by central counterparty	1,107,377	1,161	(1,321)	665,600	1,675	(1,809)
Credit derivatives	1,727,220	5,423	(6,052)	1,272,104	5,682	(6,561)
Equity and stock index derivatives
OTC derivatives	410,276	12,679	(16,724)	278,683	18,822	(24,468)
Exchange traded derivatives	1,924,613	35,986	(36,774)	1,469,078	32,901	(33,174)
Equity and stock index derivatives	2,334,889	48,665	(53,498)	1,747,761	51,723	(57,642)
Commodity derivatives
OTC derivatives	4,411	14	(51)	4,670	56	(107)
Exchange traded derivatives	208,555	3,761	(3,764)	146,951	2,231	(2,197)
Commodity derivatives	212,966	3,775	(3,815)	151,621	2,287	(2,304)
Derivative assets/(liabilities) held for trading	52,689,773	301,647	(288,573)	47,812,774	261,678	(255,747)
Total OTC derivatives	21,734,651	255,708	(241,697)	20,811,811	222,663	(216,604)
Total derivatives cleared by central counterparty	23,148,402	3,920	(4,165)	20,164,012	2,968	(2,862)
Total exchange traded derivatives	7,806,720	42,019	(42,711)	6,836,951	36,047	(36,281)
Derivative assets/(liabilities) held for trading	52,689,773	301,647	(288,573)	47,812,774	261,678	(255,747)
Derivatives held for risk management
Derivatives designated as cash flow hedges
OTC foreign exchange derivatives	11,946	549	(211)	7,592	798	—
OTC interest rate derivatives	266	—	(1)	788	0	(3)
Interest rate derivatives cleared by central counterparty	143,271	—	—	105,933	—	—
Derivatives designated as cash flow hedges	155,483	549	(212)	114,313	798	(3)
Derivatives designated as fair value hedges
OTC interest rate derivatives	7,814	83	(815)	8,480	59	(1,118)
Interest rate derivatives cleared by central counterparty	118,246	—	—	94,335	—	(11)
Derivatives designated as fair value hedges	126,060	83	(815)	102,815	59	(1,129)
Derivatives designated as hedges of net investments
OTC foreign exchange derivatives	3,962	101	(20)	2,423	37	(4)
Derivatives designated as hedges of net investments	3,962	101	(20)	2,423	37	(4)
Derivative assets/(liabilities) held for risk management	285,505	733	(1,047)	219,551	894	(1,136)
Total OTC derivatives	23,988	733	(1,047)	19,283	894	(1,125)
Total derivatives cleared by central counterparty	261,517	—	—	200,268	—	(11)
Derivative assets/(liabilities) held for risk management	285,505	733	(1,047)	219,551	894	(1,136)

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	356

Notes to the financial statements (continued)
Assets and liabilities held at fair value
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
The Group's risk exposure continues, in part, to be affected by interest rate benchmark reform. In most cases, hedged items and hedging instruments are expected to transition to relevant risk-free rates at the end of their current cash flow period. USD LIBOR, Canadian Dollar Offerred Rate (CDOR) and Singapore Swap Offered Rate (SOR) linked hedge accounting relationships are still exposed to uncertainty regarding the precise timing and effects of benchmark reform. USD LIBOR and SOR benchmarks will cease to be published after 30 June 2023, CDOR - after 28 June 2024, but certain hedged items and hedging instruments continue to contractually reference these benchmarks beyond the cessation date.

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	357

Notes to the financial statements (continued)
Assets and liabilities held at fair value
The following table summarises the significant hedge accounting exposures impacted by the IBOR reform (see Note 41 for further updates) as at 31 December 2022:

Current benchmark rate	Expected convergence to RFR	Nominal amount of hedged items directly impacted by IBOR reform	Nominal amount of hedging instruments directly impacted by IBOR reform
		£m	£m
USD LIBOR	Secured Overnight Financing Rate (SOFR)	26,448	35,678
Singapore Swap Offered Rate (SOR)	Singapore Overnight Rate Average (SORA)	124	124
Canadian Dollar Offered Rate (CDOR)	Overnight Repo Rate Average (CORRA)	1,306	1,335
Total IBOR Notionals		27,878	37,137

The hedged items and hedging instruments are expected to be transitioned to SOFR and SORA by 30 June 2023 and CORRA by 28 June 2024.

Hedged items in fair value hedges
		Accumulated fair value adjustment included in carrying amount
Hedged item statement of financial position classification and risk category	Carrying amount	Total	Of which: Accumulated fair value adjustment on items no longer in a hedge relationship	Change in fair value used as a basis to determine ineffectiveness	Hedge ineffectiveness recognised in the income statements[a]
	£m	£m	£m	£m	£m
2022
Assets
Loans and advances at amortised cost
- Interest rate risk	4,906	(3,474)	(1,268)	(4,405)	44
- Inflation risk	445	243	—	(111)	2
Debt securities classified at amortised cost
- Interest rate risk	159	(19)	(11)	(133)	(20)
- Inflation risk	4,858	(1,304)	(1)	(1,693)	(16)
Financial assets at fair value through other comprehensive income
- Interest rate risk	33,583	(3,758)	(232)	(4,799)	168
- Inflation risk	8,514	(261)	14	(804)	(9)
Total assets	52,465	(8,573)	(1,498)	(11,945)	169
Liabilities
Debt securities in issue
- Interest rate risk	(51,893)	4,825	527	5,946	13
Total liabilities	(51,893)	4,825	527	5,946	13
Total hedged items	572	(3,748)	(971)	(5,999)	182

2021
Assets
Loans and advances at amortised cost
- Interest rate risk	8,512	671	(642)	(1,643)	33
- Inflation risk	556	354	—	9	0
Debt securities classified at amortised cost
- Interest rate risk	1,378	(39)	—	(75)	(18)
- Inflation risk	4,087	400	—	(16)	(1)
Financial assets at fair value through other comprehensive income
- Interest rate risk	31,485	(258)	32	(1,436)	39
- Inflation risk	9,066	470	(32)	161	13
Total assets	55,084	1,598	(642)	(3,000)	66
Liabilities
Debt securities in issue
- Interest rate risk	(48,251)	(1,084)	86	1,606	(48)
Total liabilities	(48,251)	(1,084)	86	1,606	(48)
Total hedged items	6,833	514	(556)	(1,394)	18
Note
a    Hedge ineffectiveness is recognised in net interest income.

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	358

Notes to the financial statements (continued)
Assets and liabilities held at fair value
For items classified as fair value through other comprehensive income, the hedge accounting adjustment is not included in the carrying amount, but rather adjusts other comprehensive income.
The following table shows the fair value hedging instruments which are carried on the Group’s balance sheet:

		Carrying value			Nominal amount	Change in fair value used as a basis to determine ineffectiveness	Nominal amount directly impacted by IBOR reform
		Derivative assets	Derivative liabilities	Loan liabilities
Hedge type	Risk category	£m	£m	£m	£m	£m	£m
As at 31 December 2022
Fair value	Interest rate risk	—	—	—	109,761	3,596	25,676
	Inflation risk	83	(815)	—	16,299	2,585	2,493
	Total	83	(815)	—	126,060	6,181	28,169

As at 31 December 2021
Fair value	Interest rate risk	54	(11)	—	92,447	1,554	15,577
	Inflation risk	5	(1,118)	—	10,368	(142)	1,624
	Total	59	(1,129)	—	102,815	1,412	17,201
The following table profiles the expected notional values of current hedging instruments in future years:

	2022	2023	2024	2025	2026	2027	2028 and later
As at 31 December	£m	£m	£m	£m	£m	£m	£m
Fair value hedges of:
Interest rate risk (outstanding notional amount)	109,761	104,565	90,291	74,338	60,285	43,683	39,302
Inflation risk (outstanding notional amount)	16,299	15,828	12,688	11,459	8,295	7,826	6,779

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	359

Notes to the financial statements (continued)
Assets and liabilities held at fair value
There are 1,796 (2021: 1,782) interest rate risk fair value hedges with an average fixed rate of 1.97% (2021: 1.88%) across the relationships and 94 (2021: 96) inflation risk fair value hedges with an average rate of 0.54% (2021: 0.51%) across the relationships.

Hedged items in cash flow hedges and hedges of net investments in foreign operations
Description of hedge relationship and hedged risk	Change in value of hedged item used as the basis for recognising ineffectiveness	Balance in cash flow hedging reserve for continuing hedges	Balance in currency translation reserve for continuing hedges	Balances remaining in cash flow hedging reserve for which hedge accounting is no longer applied	Balances remaining in currency translation reserve for which hedge accounting is no longer applied	Hedging gains or losses recognised in other comprehensive income	Hedge ineffectiveness recognised in the income statement[a]
	£m	£m	£m	£m	£m	£m	£m
2022
Cash flow hedge of:
Interest rate risk
Loans and advances at amortised cost	8,448	6,457	—	2,858	—	8,448	(83)
Foreign exchange risk
Loans and advances at amortised cost	3	(13)	—	—	—	3	2
Debt securities classified at amortised cost	483	601	—	—	—	483	—
Inflation risk
Debt securities classified at amortised cost	362	142	—	16	—	98	33
Total cash flow hedge	9,296	7,187	—	2,874	—	9,032	(48)
Hedge of net investment in foreign operations
USD foreign operations	1,240	—	1,886	—	—	1,240	—
EUR foreign operations	265	—	141	—	—	265	—
Other foreign operations	34	—	242	—	23	34	—
Total foreign operations	1,539	—	2,269	—	23	1,539	—

2021
Cash flow hedge of:
Interest rate risk
Loans and advances at amortised cost	2,465	1,536	—	(492)	—	2,465	(347)
Foreign exchange risk
Loans and advances at amortised cost	(88)	(16)	—	—	—	(88)	1
Debt securities classified at amortised cost	(356)	123	—	—	—	(356)	1
Inflation risk
Debt securities classified at amortised cost	252	204	—	(12)	—	252	(22)
Total cash flow hedge	2,273	1,847	—	(504)	—	2,273	(367)
Hedge of net investment in foreign operations
USD foreign operations	138	—	943	—	—	138	—
EUR foreign operations	(117)	—	100	—	—	(117)	—
Other foreign operations	(3)	—	44	—	186	(3)	—
Total foreign operations	18	—	1,087	—	186	18	—

Note
a Hedge ineffectiveness is recognised in net interest income.

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	360

Notes to the financial statements (continued)
Assets and liabilities held at fair value
The following table shows the cash flow and net investment hedging instruments which are carried on the Group’s balance sheet:

		Carrying value			Nominal amount	Change in fair value used as a basis to determine ineffectiveness	Nominal amount directly impacted by IBOR reform
		Derivative assets	Derivative liabilities	Loan liabilities
Hedge type	Risk category	£m	£m	£m	£m	£m	£m
As at 31 December 2022
Cash flow	Interest rate risk	—	(1)	—	140,901	(8,531)	8,968
	Foreign exchange risk	549	(211)	—	11,946	(484)	—
	Inflation risk	—	—	—	2,636	(329)	—
	Total	549	(212)	—	155,483	(9,344)	8,968
Net investment	Foreign exchange risk	101	(20)	(12,824)	16,786	(1,539)

As at 31 December 2021
Cash flow	Interest rate risk	—	—	—	102,629	(2,812)	8,397
	Foreign exchange risk	798	—	—	7,592	446	—
	Inflation risk	—	(3)	—	4,092	(274)	—
	Total	798	(3)	—	114,313	(2,640)	8,397
Net investment	Foreign exchange risk	37	(4)	(11,212)	13,635	(239)	—
There are 58 (2021: 36) foreign exchange risk cash flow hedges with an average foreign exchange rate of 148.00 JPY:1 GBP (2021: 137.85 JPY:1 GBP) across the relationships.
The effect on the income statement and other comprehensive income of recycling amounts in respect of cash flow hedges and net investment hedges of foreign operations is set out in the following table:

	2022		2021
	Amount recycled from other comprehensive income due to hedged item affecting income statement	Amount recycled from other comprehensive income due to sale of investment, or cash flows no longer expected to occur	Amount recycled from other comprehensive income due to hedged item affecting income statement	Amount recycled from other comprehensive income due to sale of investment, or cash flows no longer expected to occur
Description of hedge relationship and hedged risk	£m	£m	£m	£m
Cash flow hedge of interest rate risk
Recycled to net interest income	(320)	(13)	541	2
Cash flow hedge of foreign exchange risk
Recycled to other income	(6)	—	630	—
Hedge of net investment in foreign operations
Recycled to other income	—	(58)	—	(26)
A detailed reconciliation of the movements of the cash flow hedging reserve and the currency translation reserve is as follows:

	2022		2021
	Cash flow hedging reserve	Currency translation reserve	Cash flow hedging reserve	Currency translation reserve
	£m	£m	£m	£m
Balance on 1 January	(853)	2,740	1,575	2,871
Currency translation movements	(20)	3,513	(7)	(139)
Hedging gains/(losses) for the year	(9,032)	(1,539)	(2,273)	(18)
Amounts reclassified in relation to cash flows affecting profit or loss	339	58	(1,173)	26
Tax	2,331	—	1,025	—
Balance on 31 December	(7,235)	4,772	(853)	2,740

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	361

Notes to the financial statements (continued)
Assets and liabilities held at fair value
15 Financial assets at fair value through other comprehensive income
Accounting for financial assets at fair value through other comprehensive income (FVOCI)
Financial assets that are debt instruments held in a business model that is achieved by both collecting contractual cash flows and selling and that contain contractual terms that give rise on specified dates to cash flows that are SPPI are measured at FVOCI. They are subsequently remeasured at fair value and changes therein (except for those relating to impairment, interest income and foreign currency exchange gains and losses) are recognised in other comprehensive income until the assets are sold. Interest (calculated using the effective interest method) is recognised in the income statement in net interest income (Note 3). Upon disposal, the cumulative gain or loss recognised in other comprehensive income is included in net investment income (Note 6).
In determining whether the business model is achieved by both collecting contractual cash flows and selling financial assets, it is determined that both collecting contractual cash flows and selling financial assets are integral to achieving the objective of the business model. The Group will consider past sales and expectations about future sales to establish if the business model is achieved.
For equity securities that are not held for trading, the Group may make an irrevocable election on initial recognition to present subsequent changes in the fair value of the instrument in other comprehensive income (except for dividend income which is recognised in profit or loss). Gains or losses on the derecognition of these equity securities are not transferred to profit or loss. These assets are also not subject to the impairment requirements and therefore no amounts are recycled to the income statement. Where the Group has not made the irrevocable election to present subsequent changes in the fair value of the instrument in other comprehensive income, equity securities are measured at fair value through profit or loss.

	2022	2021
	£m	£m
Debt securities and other eligible bills	64,832	60,798
Equity securities[a]	8	902
Loans and advances	222	53
Financial assets at fair value through other comprehensive income	65,062	61,753
Note
a    2021 includes Barclays’ equity stake in Absa Group Limited (Absa) which was sold in April 2022 and September 2022. The fair value of the stake sold in April 2022 was £557m and in September 2022 was £566m. The cumulative gains on disposal of £48m and £36m respectively were recognised within Retained earnings.

16 Financial liabilities designated at fair value
Accounting for liabilities designated at fair value through profit and loss
In accordance with IFRS 9, financial liabilities may be designated at fair value, with gains and losses taken to the income statement within net trading income (Note 5) and net investment income (Note 6). Movements in own credit are reported through other comprehensive income, unless the effects of changes in the liability's credit risk would create or enlarge an accounting mismatch in P&L. In these scenarios, all gains and losses on that liability (including the effects of changes in the credit risk of the liability) are presented in P&L. On derecognition of the financial liability no amount relating to own credit risk is recycled to the income statement. The Group has the ability to make the fair value designation when holding the instruments at fair value reduces an accounting mismatch (caused by an offsetting liability or asset being held at fair value), or is managed by the Group on the basis of its fair value, or includes terms that have substantive derivative characteristics (Note 14).
The details on how the fair value amounts are arrived at for financial liabilities designated at fair value are described in Note 17.

	2022		2021
	Fair value	Contractual amount due on maturity	Fair value	Contractual amount due on maturity
	£m	£m	£m	£m
Debt securities	57,846	73,757	53,647	61,946
Deposits	41,037	42,455	29,246	29,673
Repurchase agreements and other similar secured borrowing	172,746	173,511	168,060	168,129
Other financial liabilities	8	8	7	7
Financial liabilities designated at fair value	271,637	289,731	250,960	259,755
The cumulative own credit net gain recognised is £674m (2021: £960m loss).

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	362

Notes to the financial statements (continued)
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
The sensitivity of valuations used in the financial statements to possible changes in significant unobservable inputs is shown on page 371.
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
Climate-related risks are assumed to be included in the fair values of assets and liabilities traded in active markets.
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

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	363

Notes to the financial statements (continued)
Assets and liabilities held at fair value
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
The following table shows the Group’s assets and liabilities that are held at fair value disaggregated by valuation technique (fair value hierarchy) and balance sheet classification:

Assets and liabilities held at fair value
	2022				2021
	Valuation technique using				Valuation technique using
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
As at 31 December	£m	£m	£m	£m	£m	£m	£m	£m
Trading portfolio assets	62,478	64,855	6,480	133,813	80,926	63,828	2,281	147,035
Financial assets at fair value through the income statement	5,720	198,723	9,125	213,568	5,093	177,167	9,712	191,972
Derivative financial assets	10,054	287,152	5,174	302,380	6,150	252,412	4,010	262,572
Financial assets at fair value through other comprehensive income	20,704	44,347	11	65,062	22,009	39,706	38	61,753
Investment property	—	—	5	5	—	—	7	7
Total assets	98,956	595,077	20,795	714,828	114,178	533,113	16,048	663,339

Trading portfolio liabilities	(44,128)	(28,740)	(56)	(72,924)	(27,529)	(26,613)	(27)	(54,169)
Financial liabilities designated at fair value	(133)	(270,454)	(1,050)	(271,637)	(174)	(250,376)	(410)	(250,960)
Derivative financial liabilities	(10,823)	(272,434)	(6,363)	(289,620)	(6,571)	(244,253)	(6,059)	(256,883)
Total liabilities	(55,084)	(571,628)	(7,469)	(634,181)	(34,274)	(521,242)	(6,496)	(562,012)
The following table shows the Group’s Level 3 assets and liabilities that are held at fair value disaggregated by product type:

Level 3 assets and liabilities held at fair value by product type
	2022		2021
	Assets	Liabilities	Assets	Liabilities
	£m	£m	£m	£m
Interest rate derivatives	2,362	(2,858)	1,091	(1,351)
Foreign exchange derivatives	1,513	(1,474)	376	(374)
Credit derivatives	290	(603)	323	(709)
Equity derivatives	1,009	(1,428)	2,220	(3,625)
Corporate debt	1,677	(49)	1,205	(21)
Reverse repurchase and repurchase agreements	37	(434)	13	(172)
Non-asset backed loans	9,949	—	6,405	—
Private equity investments	1,291	(8)	1,095	(6)
Other[a]	2,667	(615)	3,320	(238)
Total	20,795	(7,469)	16,048	(6,496)
Note
a    Other includes commercial real estate loans, asset backed loans, funds and fund-linked products, issued debt, Government and Government sponsored debt, asset backed securities, equity cash products and investment property.
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

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	364

Notes to the financial statements (continued)
Assets and liabilities held at fair value
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
Observability: Inputs are deemed observable up to liquid maturities or for consensus pricing with low pricing-range and are determined based on the specific features of the transaction. Unobservable inputs are generally set by referencing liquid market instruments and applying extrapolation techniques, or inferred via another reasonable method.
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

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	365

Notes to the financial statements (continued)
Assets and liabilities held at fair value

Private equity investments
Description: Includes investments in equity holdings in operating companies not quoted on a public exchange.
Valuation: Private equity investments are valued in accordance with the ‘International Private Equity and Venture Capital Valuation Guidelines’ which require the use of a number of individual pricing benchmarks such as the prices of recent transactions in the same or similar entities, discounted cash flow analysis and comparison with the earnings or revenue multiples of listed companies. While the valuation of unquoted equity instruments is subjective by nature, the relevant methodologies are commonly applied by other market participants and have been consistently applied over time.
Observability: Inputs are considered observable if there is active trading in a liquid market of products with significant sensitivity to the inputs. Unobservable inputs include earnings or revenue estimates, multiples of comparative companies, marketability discounts and discount rates.
Other
Description: Other includes commercial real estate loans, asset backed loans, funds and fund-linked products, issued debt, government sponsored debt, asset backed securities, equity cash products and investment property.
Assets and liabilities reclassified between Level 1 and Level 2
During the period, there were no material transfers between Level 1 and Level 2 (2021: there were no material transfers between Level 1 and Level 2).
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

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	366

Notes to the financial statements (continued)
Assets and liabilities held at fair value

Analysis of movements in Level 3 assets and liabilities
	As at 1 January 2022					Total gains and (losses) in the period recognised in the income statement		Total gains or (losses) recognised in OCI	Transfers		As at 31 December 2022
		Purchases	Sales	Issues	Settlements	Trading income[b]	Other income		In	Out
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Corporate debt	389	394	(182)	—	(18)	(39)	—	—	87	(34)	597
Non asset backed loans	758	7,009	(2,635)	—	(19)	(264)	—	—	10	(22)	4,837
Other	1,134	665	(412)	—	(298)	(43)	—	—	275	(275)	1,046
Trading portfolio assets	2,281	8,068	(3,229)	—	(335)	(346)	—	—	372	(331)	6,480

Non asset backed loans	5,647	2,739	(1,019)	—	(1,487)	(733)	—	—	49	(84)	5,112
Private equity investments	1,095	192	(64)	—	(24)	95	(66)	—	56	—	1,284
Other	2,970	6,482	(6,540)	—	(189)	4	3	—	17	(18)	2,729
Financial assets at fair value through the income statement	9,712	9,413	(7,623)	—	(1,700)	(634)	(63)	—	122	(102)	9,125

Private equity investments	—	—	—	—	—	—	—	1	6	—	7
Other	38	—	—	—	(32)	—	—	(2)	—	—	4
Assets at fair value through other comprehensive income	38	—	—	—	(32)	—	—	(1)	6	—	11

Investment properties	7	—	(1)	—	—	—	(1)	—	—	—	5

Trading portfolio liabilities	(27)	(23)	8	—	—	9	—	—	(27)	4	(56)

Financial liabilities designated at fair value	(410)	(286)	—	(98)	82	70	—	—	(448)	40	(1,050)

Interest rate derivatives	(260)	(216)	—	—	54	(467)	—	—	431	(38)	(496)
Foreign exchange derivatives	2	—	—	—	(6)	27	—	—	—	16	39
Credit derivatives	(386)	(4)	(2)	—	57	23	—	—	11	(12)	(313)
Equity derivatives	(1,405)	(213)	—	—	333	306	—	—	(11)	571	(419)
Net derivative financial instruments[a]	(2,049)	(433)	(2)	—	438	(111)	—	—	431	537	(1,189)

Total	9,552	16,739	(10,847)	(98)	(1,547)	(1,012)	(64)	(1)	456	148	13,326

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	367

Notes to the financial statements (continued)
Assets and liabilities held at fair value

Analysis of movements in Level 3 assets and liabilities
	As at 1 January 2021					Total gains and (losses) in the period recognised in the income statement		Total gains or (losses) recognised in OCI	Transfers		As at 31 December 2021
		Purchases	Sales	Issues	Settlements	Trading income[b]	Other income		In	Out
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Corporate debt	151	310	(123)	—	(12)	38	—	—	41	(16)	389
Non-asset backed loans	709	1,580	(1,409)	—	(85)	(1)	—	—	45	(81)	758
Other	1,003	371	(425)	—	(57)	(49)	—	—	442	(151)	1,134
Trading portfolio assets	1,863	2,261	(1,957)	—	(154)	(12)	—	—	528	(248)	2,281

Non-asset backed loans	5,580	1,380	(306)	—	(748)	(181)	(174)	—	113	(17)	5,647
Private equity investments	874	166	(24)	—	(9)	—	163	—	35	(110)	1,095
Other	2,052	11,256	(10,230)	—	(185)	2	27	—	49	(1)	2,970
Financial assets at fair value through the income statement	8,506	12,802	(10,560)	—	(942)	(179)	16	—	197	(128)	9,712

Non-asset backed loans	106	—	—	—	—	—	—	—	—	(106)	—
Other	47	—	—	—	(7)	—	—	(2)	—	—	38
Financial assets at fair value through other comprehensive income	153	—	—	—	(7)	—	—	(2)	—	(106)	38

Investment property	10	—	(2)	—	—	—	(1)	—	—	—	7
											—
Trading portfolio liabilities	(28)	(5)	23	—	—	(6)	—	—	(12)	1	(27)
											—
Financial liabilities designated at fair value	(355)	(4)	—	(101)	66	21	(1)	—	(68)	32	(410)

Interest rate derivatives	(2)	20	—	—	105	(255)	—	—	90	(218)	(260)
Foreign exchange derivatives	1	—	—	—	40	(2)	—	—	10	(47)	2
Credit derivatives	(155)	(239)	9	—	(45)	34	—	—	10	—	(386)
Equity derivatives	(1,614)	90	(1)	—	(15)	(4)	—	—	(3)	142	(1,405)
Net derivative financial instruments[a]	(1,770)	(129)	8	—	85	(227)	—	—	107	(123)	(2,049)

Total	8,379	14,925	(12,488)	(101)	(952)	(403)	14	(2)	752	(572)	9,552
Notes
a    The derivative financial instruments are represented on a net basis. On a gross basis, derivative financial assets are £5,174m (2021: £4,010m) and derivative financial liabilities are £6,363m (2021: £6,059m).
b Trading income represents gains and (losses) on level 3 financial instruments which in the majority are offset by losses and gains on financial instruments disclosed in level 2.

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	368

Notes to the financial statements (continued)
Assets and liabilities held at fair value
Unrealised gains and losses on Level 3 financial assets and liabilities
The following table discloses the unrealised gains and losses recognised in the year arising on Level 3 financial assets and liabilities held at year end.

Unrealised gains and (losses) recognised during the period on Level 3 assets and liabilities held at year end
	2022				2021
	Income statement		Other compre- hensive income	Total	Income statement		Other compre- hensive income	Total
	Trading income[a]	Other income			Trading income[a]	Other income
As at 31 December	£m	£m	£m	£m	£m	£m	£m	£m
Trading portfolio assets	(290)	—	—	(290)	(67)	—	—	(67)
Financial assets at fair value through the income statement	(551)	(66)	—	(617)	(176)	154	—	(22)
Fair value through other comprehensive income	—	—	1	1	—	—	—	—
Investment property	—	(1)	—	(1)	—	—	—	—
Trading portfolio liabilities	8	—	—	8	(5)	—	—	(5)
Financial liabilities designated at fair value	55	—	—	55	16	(1)	—	15
Net derivative financial instruments	(80)	—	—	(80)	(196)	—	—	(196)
Total	(858)	(67)	1	(924)	(428)	153	—	(275)
Note
a    Trading income represents gains and (losses) on level 3 financial instruments which in the majority are offset by losses and gains on financial instruments disclosed in level 2.

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	369

Notes to the financial statements (continued)
Assets and liabilities held at fair value
Significant unobservable inputs
The following table discloses the valuation techniques and significant unobservable inputs for material products recognised at fair value and classified as Level 3 along with the range of values used for those significant unobservable inputs:

	Valuation technique(s)[a]	Significant unobservable inputs	2022 Range		2021 Range
			Min	Max	Min	Max	Units[b]
Derivative financial instruments[c]
Interest rate derivatives	Discounted cash flows	Inflation forwards	3	5	0	3%
		Credit spread	17	2,159	9	1,848	bps
		Yield	(3)	56	—	—%
	Correlation model	Inflation forwards	(20)	(13)	(20)	(13)%
	Option model	Inflation volatility	49	315	31	130	bps vol
		Interest rate volatility	36	430	5	600	bps vol
		Option volatility	57	60	—	—	£m
		FX - IR correlation	(20)	78	(20)	78%
		IR - IR correlation	12	99	(100)	99%
Credit derivatives	Discounted cash flows	Credit spread	3	2,943	2	2,925	bps
	Comparable pricing	Price	79	92	—	—	points
Equity derivatives	Option model	Equity volatility	3	140	2	108%
		Equity - equity correlation	40	100	10	100%
	Discounted cash flow	Discounted margin	(205)	634	(129)	93	bps
Foreign exchange derivatives	Option model	Option volatility	0	100	0	100	points
	Discounted Cash Flows	Yield	(3)	4	—	—%
Non-derivative financial instruments
Non-asset backed loans	Discounted cash flows	Loan spread	50	801	31	1,552	bps
		Credit spread	200	300	200	300	bps
		Yield	5	34	3	10%
	Comparable pricing	Price	0	101	0	145	points
Private equity investments	EBITDA multiple	EBITDA multiple	11	15	16	20	Multiple
	Earnings multiple	Earnings multiple	4	23	5	28	Multiple
	Discounted cash flow	Credit spread	496	559	725	1,916	bps
		Discount margin	8	10	8	10%
Corporate debt	Comparable pricing	Price	0	232	0	284	points
	Discounted cash flows	Loan spread	229	834	229	854	bps
Commercial Real Estate loans	Discounted cash flows	Credit spread	267	426	68	543	bps
Reverse repurchase and repurchase agreements	Discounted cash flows	Repo spread	321	502	—	—	bps
Issued debt	Discounted cash flows	Credit spread	73	548	—	—	bps
	Option model	Equity volatility	3	111	—	—%
		Interest rate volatility	42	261	—	—	bps vol
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
c    Certain derivative instruments are classified as Level 3 due to a significant unobservable credit spread input into the calculation of the Credit Valuation Adjustment for the instruments. The range of significant unobservable credit spreads is between 17-2159bps (2021: 32-1,848bps).

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	370

Notes to the financial statements (continued)
Assets and liabilities held at fair value
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
Non-asset backed loans includes a portfolio of loans extended to clients within the Group’s leveraged finance business. Leveraged finance loans are originated where Barclays provide financing commitments to clients to facilitate strategic transactions such as leverage buyouts and acquisitions. The sensitivity of the portfolio to unobservable inputs is judgmental reflecting their illiquid nature and the significance of unobservable price inputs to the valuation.
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
Non-asset backed loans contains a portfolio primarily consisting of long-dated fixed rate loans extended to counterparties in the UK Education, Social Housing and Local Authority sectors (ESHLA). The loans are categorised as Level 3 in the fair value hierarchy due to their illiquid nature and the significance of unobservable loan spreads to the valuation. Valuation uncertainty arises from the long-dated nature of the portfolio, the lack of secondary market in the loans and the lack of observable loan spreads. The majority of ESHLA loans are to borrowers in heavily regulated sectors that are considered extremely low credit risk, and have a history of near zero defaults since inception. While the overall loan spread range is from 50bps to 589bps (2021: 31bps to 1,552bps), the vast majority of spreads are concentrated towards the bottom end of this range, with 88% of the loan notional being valued with spreads less than 200bps consistently for both years.
In general, a significant increase in loan spreads in isolation will result in a fair value decrease for a loan.

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	371

Notes to the financial statements (continued)
Assets and liabilities held at fair value
EBITDA multiple
EBITDA multiple is the ratio of the valuation of the investment to the earnings before interest, taxes, depreciation and amortisation.
In general, a significant increase in the multiple will result in a fair value increase for an investment.
Earnings multiple
Earnings or Revenue multiple is the ratio of the valuation of the investment to the earnings or revenue. In general, a significant increase in the multiple will result in a fair value increase for an investment.

Sensitivity analysis of valuations using unobservable inputs
	2022				2021
	Favourable changes		Unfavourable changes		Favourable changes		Unfavourable changes
	Income statement	Equity	Income statement	Equity	Income statement	Equity	Income statement	Equity
	£m	£m	£m	£m	£m	£m	£m	£m
Interest rate derivatives	119	—	(155)	—	51	—	(79)	—
Foreign exchange derivatives	16	—	(22)	—	20	—	(28)	—
Credit derivatives	79	—	(71)	—	111	—	(103)	—
Equity derivatives	161	—	(168)	—	187	—	(195)	—
Corporate debt	45	—	(27)	—	38	—	(28)	—
Non-asset backed loans	316	—	(521)	—	165	—	(256)	—
Private equity investments	268	1	(281)	(1)	246	—	(236)	—
Other[a]	71	—	(82)	—	62	—	(80)	—
Total	1,075	1	(1,327)	(1)	880	—	(1,005)	—
Note
a    Other includes asset backed loans, equity cash products and funds and fund-linked products

The effect of stressing unobservable inputs to a range of reasonably possible alternatives, alongside considering the impact of using alternative models, would be to increase fair values by up to £1,076m (2021: £880m) or to decrease fair values by up to £1,328m (2021: £1,005m) with substantially all the potential effect impacting profit and loss rather than reserves.
Fair value adjustments
Key balance sheet valuation adjustments are quantified below:

	2022	2021
	£m	£m
Exit price adjustments derived from market bid-offer spreads	(577)	(506)
Uncollateralised derivative funding	(11)	(127)
Derivative credit valuation adjustments	(319)	(212)
Derivative debit valuation adjustments	208	91
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
Exit price adjustments derived from market bid-offer spreads have increased by £71m to £(577)m.
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
Uncollateralised
A fair value adjustment of £(11)m is applied to account for the impact of incorporating the cost of funding into the valuation of uncollateralised and partially collateralised derivative portfolios and collateralised derivatives where the terms of the agreement do not allow the rehypothecation of collateral received. This adjustment is referred to as the Uncollateralised derivative funding. Uncollateralised derivative funding has decreased by £116m to £(11)m as a result of underlying moves in the exposure profile of the derivative portfolio in scope.

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	372

Notes to the financial statements (continued)
Assets and liabilities held at fair value
Derivative credit and debit valuation adjustments
Derivative credit valuation adjustments and Derivative debit valuation adjustments are incorporated into derivative valuations to reflect the impact on fair value of counterparty credit risk and Barclays’ own credit quality respectively. These adjustments are calculated for uncollateralised and partially collateralised derivatives across all asset classes. Derivative credit valuation adjustments and Derivative debit valuation adjustments are calculated using estimates of exposure at default, probability of default and recovery rates, at a counterparty level. Counterparties include (but are not limited to) corporates, sovereigns and sovereign agencies and supranationals.
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
Derivative credit valuation adjustments increased by £107m to £(319)m as a result of widening input counterparty credit spreads. Derivative debit valuation adjustments increased by £117m to £208m as a result of widening input own credit spreads.
Correlation between counterparty credit and underlying derivative risk factors, termed ‘wrong-way,’ or ‘right-way’ risk, is not systematically incorporated into the derivative credit valuation adjustments calculation but is adjusted where the underlying exposure is directly related to the counterparty.
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
Unrecognised gains as a result of the use of valuation models using unobservable inputs
The amount that has yet to be recognised in income that relates to the difference between the transaction price (the fair value at initial recognition) and the amount that would have arisen had valuation models using unobservable inputs been used on initial recognition, less amounts subsequently recognised, is £126m (2021: £133m) for financial instruments measured at fair value and £216m (2021: £230m) for financial instruments carried at amortised cost. There are additions and FX gains of £59m (2021: £59m), and amortisation and releases of £66m (2021: £42m) for financial instruments measured at fair value and additions of £0m (2021: £0m) and amortisation and releases of £14m (2021: £17m) for financial instruments measured at amortised cost.
Third-party credit enhancements
Structured and brokered certificates of deposit issued by Barclays are insured up to $250,000 per depositor by the Federal Deposit Insurance Corporation (FDIC) in the US. The FDIC is funded by premiums that Barclays and other banks pay for deposit insurance coverage. The carrying value of these issued certificates of deposit that are designated under the IFRS 9 fair value option includes this third party credit enhancement. The on-balance sheet value of these brokered certificates of deposit amounted to £5,197m (2021: £790m).
Comparison of carrying amounts and fair values for assets and liabilities not held at fair value
The following table summarises the fair value of financial assets and liabilities measured at amortised cost on the Group’s balance sheet:

	2022					2021
	Carrying amount	Fair value	Level 1	Level 2	Level 3	Carrying amount	Fair value	Level 1	Level 2	Level 3
As at 31 December	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Financial assets
Loans and advances at amortised cost	398,779	391,661	15,117	113,153	263,391	361,451	362,424	17,381	83,191	261,852
Reverse repurchase agreements and other similar secured lending	776	776	—	776	—	3,227	3,227	—	3,227	—

Financial liabilities
Deposits at amortised cost	(545,782)	(545,738)	(426,016)	(116,157)	(3,565)	(519,433)	(519,436)	(434,431)	(83,501)	(1,504)
Repurchase agreements and other similar secured borrowing	(27,052)	(27,054)	—	(27,054)	—	(28,352)	(28,358)	—	(28,358)	—
Debt securities in issue	(112,881)	(113,276)	—	(110,151)	(3,125)	(98,867)	(100,657)	—	(98,364)	(2,293)
Subordinated liabilities	(11,423)	(11,474)	—	(11,254)	(220)	(12,759)	(13,334)	—	(13,267)	(67)
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
Financial assets

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	373

Notes to the financial statements (continued)
Assets and liabilities held at fair value
The carrying value of financial assets held at amortised cost is determined in accordance with the relevant accounting policy in Note 19.
Loans and advances at amortised cost
The fair value of loans and advances, for the purpose of this disclosure, is derived from discounting expected cash flows in a way that reflects the current market price for lending to issuers of similar credit quality. Where market data or credit information on the underlying borrowers is unavailable, a number of proxy/extrapolation techniques are employed to determine the appropriate discount rates. For 2022, the fair value is lower than carrying value mainly on fixed rate products driven by rising interest rates. The majority will be part of a wider portfolio which includes fair valued instruments that are not presented in this table.
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

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	374

Notes to the financial statements (continued)
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

	Amounts subject to enforceable netting arrangements						Amounts not subject to enforceable netting arrangements[c]	Balance sheet total[d]
	Effects of offsetting on-balance sheet			Related amounts not offset
	Gross amounts	Amounts offset[a]	Net amounts reported on the balance sheet	Financial instruments	Financial collateral[b]	Net amount
	£m	£m	£m	£m	£m	£m	£m	£m
As at 31 December 2022
Derivative financial assets	374,253	(76,429)	297,824	(238,337)	(45,981)	13,506	4,556	302,380
Reverse repurchase agreements and other similar secured lending[e]	558,977	(396,323)	162,654	—	(162,024)	630	2,803	165,457
Total assets	933,230	(472,752)	460,478	(238,337)	(208,005)	14,136	7,359	467,837
Derivative financial liabilities	(360,630)	76,530	(284,100)	238,337	26,639	(19,124)	(5,520)	(289,620)
Repurchase agreements and other similar secured borrowing[e]	(571,774)	396,323	(175,451)	—	175,451	—	(24,347)	(199,798)
Total liabilities	(932,404)	472,853	(459,551)	238,337	202,090	(19,124)	(29,867)	(489,418)

As at 31 December 2021
Derivative financial assets	279,568	(24,137)	255,431	(202,519)	(40,485)	12,427	7,141	262,572
Reverse repurchase agreements and other similar secured lending[e]	514,360	(370,003)	144,357	—	(143,854)	503	3,884	148,241
Total assets	793,928	(394,140)	399,788	(202,519)	(184,339)	12,930	11,025	410,813
Derivative financial liabilities	(274,356)	23,606	(250,750)	202,519	34,321	(13,910)	(6,133)	(256,883)
Repurchase agreements and other similar secured borrowing[e]	(535,653)	370,003	(165,650)	—	165,650	—	(30,762)	(196,412)
Total liabilities	(810,009)	393,609	(416,400)	202,519	199,971	(13,910)	(36,895)	(453,295)
Notes
a    Amounts offset for derivative financial assets additionally includes cash collateral netted of £15,199m (2021: £3,815m). Amounts offset for derivative financial liabilities additionally includes cash collateral netted of £15,098m (2021: £4,346m). Settlements assets and liabilities have been offset amounting to £24,250m (2021: £22,837m).
b    Financial collateral of £45,981m (2021: £40,485m) was received in respect of derivative assets, including £34,547m (2021: £34,598m) of cash collateral and £11,434m (2021: £5,887m) of non-cash collateral. Financial collateral of £26,639m (2021: £34,321m) was placed in respect of derivative liabilities, including £25,222m (2021: £32,031m) of cash collateral and £1,417m (2021: £2,290m) of non-cash collateral. The collateral amounts are limited to net balance sheet exposure so as to not include overcollateralisation.
c    This column includes contractual rights of set-off that are subject to uncertainty under the laws of the relevant jurisdiction.
d    The balance sheet total is the sum of ‘Net amounts reported on the balance sheet’ that are subject to enforceable netting arrangements and ‘Amounts not subject to enforceable netting arrangements’.
e    Reverse repurchase agreements and other similar secured lending of £165,457m (2021: £148,241m) is split by fair value £164,681m (2021: £145,014m) and amortised cost £776m (2021: £3,227m). Repurchase agreements and other similar secured borrowing of £199,798m (2021: £196,412m) is split by fair value £172,746m (2021: £168,060m) and amortised cost £27,052m (2021: £28,352m).
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

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	375

Notes to the financial statements (continued)
Assets at amortised cost and other investments
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

Loans and advances and deposits at amortised cost
	2022	2021
As at 31 December	£m	£m
Loans and advances at amortised cost to banks	10,015	9,698
Loans and advances at amortised cost to customers	343,277	319,922
Debt securities at amortised cost	45,487	31,831
Total loans and advances at amortised cost	398,779	361,451

Deposits at amortised cost from banks	19,979	17,819
Deposits at amortised cost from customers	525,803	501,614
Total deposits at amortised cost	545,782	519,433

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

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	376

Notes to the financial statements (continued)
Assets at amortised cost and other investments

	Investment property	Property	Equipment	Right of use assets[a]	Total
	£m	£m	£m	£m	£m
Cost
As at 1 January 2022	7	4,131	3,210	1,920	9,268
Additions	—	273	313	37	623
Disposals[b]	(1)	(923)	(641)	(68)	(1,633)
Exchange and other movements	(1)	104	136	61	300
As at 31 December 2022	5	3,585	3,018	1,950	8,558
Accumulated depreciation and impairment
As at 1 January 2022	—	(2,255)	(2,586)	(872)	(5,713)
Depreciation charge	—	(181)	(227)	(206)	(614)
Impairment	—	(23)	—	(22)	(45)
Disposals[b]	—	882	630	65	1,577
Exchange and other movements	—	(65)	(61)	(21)	(147)
As at 31 December 2022	—	(1,642)	(2,244)	(1,056)	(4,942)
Net book value	5	1,943	774	894	3,616
Cost
As at 1 January 2021	10	4,002	3,091	1,934	9,037
Additions	—	274	189	32	495
Disposals	(2)	(160)	(74)	(114)	(350)
Exchange and other movements	(1)	15	4	68	86
As at 31 December 2021	7	4,131	3,210	1,920	9,268
Accumulated depreciation and impairment
As at 1 January 2021	—	(2,013)	(2,421)	(567)	(5,001)
Depreciation charge	—	(249)	(222)	(204)	(675)
Impairment	—	(106)	—	(170)	(276)
Disposals	—	136	66	60	262
Exchange and other movements	—	(23)	(9)	9	(23)
As at 31 December 2021	—	(2,255)	(2,586)	(872)	(5,713)
Net book value	7	1,876	624	1,048	3,555
Note
a    Right of use (ROU) asset balances relate to property leases under IFRS 16. Refer to Note 21 for further details.
b Disposals primarily pertain to fully depreciated assets which are not in use.

Property rentals of £10m (2021: £16m) have been included in other income.
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

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	377

Notes to the financial statements (continued)
Assets at amortised cost and other investments
21 Leases
Accounting for leases
IFRS 16 applies to all leases with the exception of licences of intellectual property, rights held by licensing agreements within the scope of IAS 38 Intangible Assets, service concession arrangements, leases of biological assets within the scope of IAS 41 Agriculture and leases of minerals, oil, natural gas and similar non-regenerative resources. IFRS 16 includes an accounting policy choice for a lessee to elect not to apply IFRS 16 to remaining assets within the scope of IAS 38 Intangible Assets which the Group has decided to apply.
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
As a Lessor
Finance lease receivables are included within loans and advances at amortised cost.
The following table sets out a maturity analysis of lease receivables, showing the lease payments to be received after the reporting date.

	2022				2021
	Gross investment in finance lease receivables	Future finance income	Present value of minimum lease payments receivable	Unguaranteed residual values	Gross investment in finance lease receivables	Future finance income	Present value of minimum lease payments receivable	Unguaranteed residual values
	£m	£m	£m	£m	£m	£m	£m	£m
Not more than one year	14	(1)	13	—	29	(3)	26	—
One to two years	9	(1)	8	—	19	(2)	17	—
Two to three years	2	—	2	—	6	—	6	—
Three to four years	1	—	1	—	2	—	2	—
Four to five years	1	—	1	—	1	—	1	—
Over five years	1	—	1	—	1	—	1	—
Total	28	(2)	26	—	58	(5)	53	—
Barclays Asset Finance provided leasing and other asset finance facilities across a broad range of asset types to business and individual customers.There is no impairment allowance for finance lease receivables in current and previous year.
The Group does not have any material operating leases as a lessor.

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	378

Notes to the financial statements (continued)
Assets at amortised cost and other investments
Finance lease income
Finance lease income is included within interest income. The following table shows amounts recognised in the income statement during the year.

	2022	2021
	£m	£m
Finance income from net investment in lease	2	21
Profit on sales	—	1
As a Lessee
The Group leases various offices, branches and other premises under non-cancellable lease arrangements to meet its operational business requirements. In some instances, Barclays will sublease property to third parties when it is no longer needed to meet business requirements. Currently, Barclays does not have any material subleasing arrangements.
ROU asset balances relate to property leases only. Refer to Note 20 for the carrying amount of ROU assets.
The total expenses recognised during the year for short term leases were £1m (2021: £3m). The portfolio of short term leases to which Barclays is exposed at the end of the year is not dissimilar to the expenses recognised in the year.

Lease liabilities
	2022	2021
	£m	£m
As at 1 January	1,317	1,444
Interest expense	56	64
New leases	42	43
Disposals	(13)	(54)
Cash payments	(239)	(258)
Exchange and other movements	53	78
As at 31 December (see Note 23)	1,216	1,317

The below table sets out a maturity analysis of undiscounted lease liabilities, showing the lease payments after the reporting date.

Undiscounted lease liabilities maturity analysis
	2022	2021
	£m	£m
Not more than one year	229	230
One to two years	216	215
Two to three years	193	197
Three to four years	160	182
Four to five years	140	149
Five to ten years	457	503
Greater than ten years	105	163
Total undiscounted lease liabilities as at 31 December	1,500	1,639
In addition to the cash flows identified above, Barclays is exposed to:
▪Variable lease payments: This variability will typically arise from either inflation index instruments or market-based pricing adjustments. Currently, Barclays has 401 (2021: 609) leases out of the total 896 (2021: 1,111) leases which have variable lease payment terms based on market-based pricing adjustments. Of the gross cash flows identified above, £1,087m (2021: £1,196m) is attributable to leases with some degree of variability predominately linked to market-based pricing adjustments.
▪Extension and termination options: The table above represents Barclays' best estimate of future cash outflows for leases, including assumptions regarding the exercising of contractual extension and termination options. The above gross cash flows have been reduced by £516m (2021: £434m) for leases where Barclays is highly expected to exercise an early termination option. However, there is no significant impact where Barclays is expected to exercise an extension option.
In 2022, the Group recorded a one-off gain of £88m from sale and leaseback (2021: £33m).
The Group does not have any restrictions or covenants imposed by the lessor on its property leases which restrict its businesses.

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	379

Notes to the financial statements (continued)
Assets at amortised cost and other investments
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

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	380

Notes to the financial statements (continued)
Assets at amortised cost and other investments

		Intangible assets
	Goodwill	Internally generated software	Other software	Customer lists	Licences and other	Total
	£m	£m	£m	£m	£m	£m
2022
Cost
As at 1 January 2022	4,718	7,180	626	1,431	908	14,863
Additions	—	1,047	18	76	19	1,160
Disposals[a]	—	(774)	(36)	(12)	(39)	(861)
Exchange and other movements	19	174	12	159	96	460
As at 31 December 2022	4,737	7,627	620	1,654	984	15,622
Accumulated amortisation and impairment
As at 1 January 2022	(825)	(3,884)	(364)	(1,300)	(429)	(6,802)
Disposals[a]	—	774	36	12	39	861
Amortisation charge	—	(946)	(50)	(44)	(69)	(1,109)
Impairment charge	—	(18)	—	—	—	(18)
Exchange and other movements	—	(121)	(7)	(143)	(44)	(315)
As at 31 December 2022	(825)	(4,195)	(385)	(1,475)	(503)	(7,383)
Net book value	3,912	3,432	235	179	481	8,239
2021
Cost
As at 1 January 2021	4,716	7,247	639	1,419	490	14,511
Additions	—	842	6	—	407	1,255
Disposals[a]	—	(894)	(15)	(5)	(3)	(917)
Exchange and other movements	2	(15)	(4)	17	14	14
As at 31 December 2021	4,718	7,180	626	1,431	908	14,863
Accumulated amortisation and impairment
As at 1 January 2021	(825)	(3,779)	(328)	(1,252)	(379)	(6,563)
Disposals[a]	—	894	15	5	3	917
Amortisation charge	—	(867)	(51)	(36)	(44)	(998)
Impairment charge	—	(127)	—	—	—	(127)
Exchange and other movements	—	(5)	—	(17)	(9)	(31)
As at 31 December 2021	(825)	(3,884)	(364)	(1,300)	(429)	(6,802)
Net book value	3,893	3,296	262	131	479	8,061
Note
a Disposals pertain to fully amortised assets which are not in use.

Goodwill
Goodwill and Intangible assets are allocated to business operations according to business segments as follows:

	2022			2021
	Goodwill	Intangibles	Total	Goodwill	Intangibles	Total
	£m	£m	£m	£m	£m	£m
Barclays UK	3,560	1,263	4,823	3,560	1,233	4,793
Barclays International	310	3,062	3,372	291	2,930	3,221
Head Office	42	2	44	42	5	47
Total	3,912	4,327	8,239	3,893	4,168	8,061

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	381

Notes to the financial statements (continued)
Assets at amortised cost and other investments
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
▪The cash flow forecasts used by management involve judgement and are based upon a view of the future prospects of the business and market conditions at the point in time the assessment is prepared. The estimation of cash flows is sensitive to the periods for which detailed forecasts are available and to assumptions regarding long-term sustainable cash flows.
▪The discount rates applied to the future cash flows also involve judgement as they can have a significant impact on the valuation. The discount rates used are compared to market participants to ensure that they are appropriate and based on an estimated cost of equity for each CGU.
▪The choice of a terminal growth rate used to determine the present value of the future cash flows of the CGUs is also a judgement that can impact the outcome of the assessment. The terminal growth rate and discount rates used may vary due to external market rates and economic conditions that are beyond management’s control, including the potential effect of climate change.
Further details of some of the key judgements are set out below.
2022 impairment review
The 2022 impairment review was performed during Q4 2022. In comparison to the prior year, there is an expectation of an increasing interest rate environment which would impact favourably on the Barclays UK CGUs. A detailed assessment has been performed, with the approach and results of this analysis set out below.
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
Cash flows
The five-year cash flows used in the calculation are based on the formally agreed medium-term plans approved by the Board. These are prepared using macroeconomic assumptions which management consider reasonable and supportable, and reflect business agreed initiatives for the forecast period. The macroeconomic assumptions underpinning the medium term plan were determined in August 2022 and management has considered whether there are subsequent significant changes in those assumptions which would adversely impact the results of the impairment review.
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
Discount rates
IAS 36 requires that the discount rate used in a value in use calculation reflects the pre-tax rate an investor would require if they were to choose an investment that would generate similar cash flows to those that the entity expects to generate from the asset. In determining the discount rate, management have in previous years identified the cost of equity associated with market participants that closely resemble the Group's CGUs and adjusted them for tax to arrive at the pre-tax equivalent rate. This method assumed a static rate of tax that was applicable to the pre-tax cash flows of the CGU. The cost of equity without adjusting for the tax rate has been used as the discount rate in the 2022 impairment assessment and applied to the post tax cash flows of the CGU. This post-tax method incorporates the impact of changing tax rates on the cash flows and is expected to produce the same VIU result as the pre-tax method adjusted for varying tax rates. Using the resultant VIU the equivalent pre-tax discount rate has been calculated. The range of equivalent pre-tax discount rates applicable across the CGUs range from 14.1% to 16.5% (2021: 12.5% to 15.1%).
Terminal growth rate
The terminal growth rate is used to estimate the effect of projecting cash flows to the end of an asset’s useful economic life. It is management’s judgement that the cash flows associated with the CGUs will grow in line with the major economies in which the Group operates. Inflation rates are used as an approximation of future growth rates and form the basis of the terminal growth rates applied. The terminal growth rate used is 2.0% (2021: 2.0%).

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	382

Notes to the financial statements (continued)
Assets at amortised cost and other investments
Outcome of goodwill and intangibles review
The Personal Banking and Business Banking CGUs carry the majority of the Group’s goodwill balance, predominantly as a consequence of the Woolwich acquisition. The goodwill within Personal Banking was £2,752m (2021: £2,752m), of which £2,501m (2021: £2,501m) was attributable to Woolwich, and within Business Banking was £629m (2021: £629m), fully attributable to Woolwich. The recoverable amount for both Personal Banking and Business Banking have increased in comparison to the 2021 impairment review, reflective of improvements in the interest rate and macroeconomic outlook.
The largest portion of the Group’s intangible assets sit within the Cards and Payments CGU, part of Barclays International with an allocation of £1,531m (2021: £1,351m).
Based on management’s plans and assumptions the value in use exceeds the carrying value of the CGUs and no impairment has been indicated.
The outcome of the impairment review for Personal Banking, Business Banking and Cards and Payments are set out below:

Cash generating unit	Tangible equity	Goodwill	Intangibles	Carrying value	Value in use	Value in use exceeding carrying value	Value in use exceeding carrying value 2021
	£m	£m	£m	£m	£m	£m	£m
Personal Banking	5,091	2,752	928	8,771	13,438	4,667	1,489
Business Banking	1,549	629	216	2,394	9,017	6,623	3,623
Cards and Payments	3,780	229	1,531	5,540	7,138	1,598	1,025
Total	10,420	3,610	2,675	16,705	29,593	12,888	6,137

Sensitivity of key judgements
The CGUs are sensitive to possible adverse changes in the key assumptions that support the recoverable amount:
Cash flows: The medium-term plans used to determine the cash flows used in the VIU calculation rely on macroeconomic forecasts, including interest rates, GDP and unemployment, and forecast levels of market and client activity. Interest rate assumptions impact planned cash flows from both customer income and structural hedge contributions and therefore cash flow expectations are highly sensitive to movements in the yield curve. The cash flows also contain assumptions with regard to the prudential and financial conduct regulatory environment which may be subject to change. Given the current level of economic uncertainty, a 10% reduction in cash flows has been provided to show the sensitivity of the outcome to a change in these key assumptions.
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
The sensitivity of the value in use to key judgements in the calculations is set out below:

Cash generating unit	Carrying value	Value in use	Value in use exceeding carrying value	Discount rate	Terminal growth rate	Reduction in headroom				Change required to reduce headroom to zero
						100 bps increase in the discount rate	100 bps decrease in terminal growth rate	50 bps increase to allocated capital rate	10% reduction in forecasted cash flows	Discount rate	Terminal growth rate	Allocated capital rate	Cash flows
	£m	£m	£m	%	%	£m	£m	£m	£m	%	%	%	%
Personal Banking	8,771	13,438	4,667	16.5	2.0	(944)	(596)	(279)	(1,493)	6.9	(14.8)	8.4	(31.3)
Cards and Payments	5,540	7,138	1,598	15.9	2.0	(724)	(515)	(287)	(1,005)	2.5	(3.7)	2.8	(15.9)
Total	14,311	20,576	6,265

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	383

Notes to the financial statements (continued)
Accruals, provisions, contingent liabilities and legal proceedings
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
23 Other liabilities

	2022	2021
	£m	£m
Accruals and deferred income	4,618	4,173
Other creditors	7,870	4,793
Items in the course of collection due to other banks	85	202
Lease liabilities (refer to Note 21)	1,216	1,317
Liabilities included in disposal groups classified as held for sale	—	20
Other liabilities	13,789	10,505
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

			Undrawn contractually committed facilities and guarantees[a]		Legal, competition and regulatory matters	Sundry provisions
	Onerous contracts	Redundancy and restructuring		Customer redress			Total
	£m	£m	£m	£m	£m	£m	£m
As at 1 January 2022	5	326	542	530	226	279	1,908
Additions	—	77	145	1,184	462	120	1,988
Amounts utilised	(2)	(186)	—	(1,393)	(557)	(60)	(2,198)
Unused amounts reversed	(3)	(88)	(128)	(94)	(15)	(64)	(392)
Exchange and other movements	—	7	24	151	43	13	238
As at 31 December 2022	—	136	583	378	159	288	1,544
Note
a    Undrawn contractually committed facilities and guarantees provisions are accounted for under IFRS 9.

Provisions expected to be recovered or settled within no more than 12 months after 31 December 2022 were £1,348m (2021: £1,754m).
Onerous contracts
Onerous contract provisions comprise an estimate of unavoidable costs involved with fulfilling the terms and conditions of contracts net of any expected benefits to be received.

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	384

Notes to the financial statements (continued)
Accruals, provisions, contingent liabilities and legal proceedings
Redundancy and restructuring
These provisions comprise the estimated cost of restructuring, including redundancy costs where an obligation exists. Additions made during the year relate to formal restructuring plans and have either been utilised, or reversed where total costs are now expected to be lower than the original provision amount.
Undrawn contractually committed facilities and guarantees
Impairment allowance under IFRS 9 considers both the drawn and the undrawn counterparty exposure. For retail portfolios, the total impairment allowance is allocated to the drawn exposure to the extent that the allowance does not exceed the exposure as ECL is not reported separately. Any excess is reported on the liability side of the balance sheet as a provision. For wholesale portfolios, the impairment allowance on the undrawn exposure is reported on the liability side of the balance sheet as a provision. For further information, refer to the Credit risk section for loan commitments and financial guarantees on page 230.
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
The following table summarises the nominal principal amount of contingent liabilities and commitments which are not recorded on-balance sheet:

	2022	2021
	£m	£m
Guarantees and letters of credit pledged as collateral security	17,760	15,549
Performance guarantees, acceptances and endorsements	6,445	5,797
Total contingent liabilities and financial guarantees	24,205	21,346
Of which: Financial guarantees carried at fair value	1,423	231

Documentary credits and other short-term trade related transactions	1,748	1,584
Standby facilities, credit lines and other commitments	393,760	344,127
Total commitments	395,508	345,711
Of which: Loan commitments carried at fair value	13,471	18,571
Provisions for expected credit losses held against contingent liabilities and commitments equal £583m (2021: £542m) and are reported in Note 24. Further details on contingent liabilities relating to legal and competition and regulatory matters can be found in Note 26.

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	385

Notes to the financial statements (continued)
Accruals, provisions, contingent liabilities and legal proceedings
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
In 2008, Barclays Bank PLC and Qatar Holdings LLC entered into two advisory service agreements (the Agreements). The Financial Conduct Authority (FCA) conducted an investigation into whether the Agreements may have related to Barclays PLC’s capital raisings in June and November 2008 (the Capital Raisings) and therefore should have been disclosed in the announcements or public documents relating to the Capital Raisings. In 2013, the FCA issued warning notices (the Warning Notices) finding that Barclays PLC and Barclays Bank PLC acted recklessly and in breach of certain disclosure-related listing rules, and that Barclays PLC was also in breach of Listing Principle 3. The financial penalty provided in the Warning Notices was £50m. Barclays PLC and Barclays Bank PLC contested the findings. In September 2022, the FCA’s Regulatory Decisions Committee (RDC) issued Decision Notices finding that Barclays PLC and Barclays Bank PLC breached certain disclosure-related listing rules. The RDC also found that in relation to the disclosures made in the Capital Raising of November 2008, Barclays PLC and Barclays Bank PLC acted recklessly, and that Barclays PLC breached Listing Principle 3. The RDC upheld the combined penalty of £50m on Barclays PLC and Barclays Bank PLC, the same penalty as in the Warning Notices. Barclays PLC and Barclays Bank PLC have referred the RDC’s findings to the Upper Tribunal for reconsideration.
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
USD LIBOR civil actions
The majority of the USD LIBOR cases, which have been filed in various US jurisdictions, have been consolidated for pre-trial purposes in the US District Court in the Southern District of New York (SDNY). The complaints are substantially similar and allege, among other things, that Barclays PLC, Barclays Bank PLC, Barclays Capital Inc. (BCI) and other financial institutions individually and collectively violated provisions of the US Sherman Antitrust Act (Antitrust Act), the US Commodity Exchange Act (CEA), the US Racketeer Influenced and Corrupt Organizations Act (RICO), the US Securities Exchange Act of 1934 and various state laws by manipulating USD LIBOR rates.
Putative class actions and individual actions seek unspecified damages with the exception of one lawsuit, in which the plaintiffs are seeking no less than $100m in actual damages and additional punitive damages against all defendants, including Barclays Bank PLC. Some of the lawsuits also seek trebling of damages under the Antitrust Act and RICO. Barclays Bank PLC has previously settled certain claims. In 2022, Barclays Bank PLC also settled one further matter. The financial impact of the settlement is not material to the Group’s operating results, cash flows or financial position.
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
Japanese Yen LIBOR civil actions
In 2012, a putative class action was filed in the SDNY against Barclays Bank PLC and other Japanese Yen LIBOR panel banks by a lead plaintiff involved in exchange-traded derivatives and members of the Japanese Bankers Association’s Euroyen Tokyo Interbank Offered Rate (Euroyen TIBOR) panel. The complaint alleges, among other things, manipulation of the Euroyen TIBOR and Yen LIBOR rates and breaches of the CEA and the Antitrust Act. In 2014, the court dismissed the plaintiff’s antitrust claims, and in 2020, the court dismissed the plaintiff’s remaining CEA claims.
In 2015, a second putative class action, making similar allegations to the above class action, was filed in the SDNY against Barclays PLC, Barclays Bank PLC and BCI. Barclays and the plaintiffs have reached a settlement of $17.75m for both actions. A final court approval hearing has been scheduled for March 2023.
SIBOR/SOR civil action
In 2016, a putative class action was filed in the SDNY against Barclays PLC, Barclays Bank PLC, BCI and other defendants, alleging manipulation of the Singapore Interbank Offered Rate (SIBOR) and Singapore Swap Offer Rate (SOR). The plaintiffs and remaining defendants (which includes Barclays Bank PLC) reached a joint settlement to resolve this matter for $91m, which received final court

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	386

Notes to the financial statements (continued)
Accruals, provisions, contingent liabilities and legal proceedings approval in November 2022. This matter is now concluded. The financial impact of Barclays’ share of the joint settlement is not material to the Group’s operating results, cash flows or financial position.
ICE LIBOR civil actions
In 2019, several putative class actions were filed in the SDNY against a panel of banks, including Barclays PLC, Barclays Bank PLC, BCI, other financial institution defendants and Intercontinental Exchange Inc. and certain of its affiliates (ICE), asserting antitrust claims that the defendants manipulated USD LIBOR through the defendants’ submissions to ICE. These actions have been consolidated. The defendants’ motion to dismiss was granted in 2020 and the plaintiffs appealed. In February 2022, the dismissal was affirmed on appeal. The plaintiffs did not seek US Supreme Court review. This matter is now concluded.
In August 2020, an ICE LIBOR-related action was filed by a group of individual plaintiffs in the US District Court for the Northern District of California on behalf of individual borrowers and consumers of loans and credit cards with variable interest rates linked to USD ICE LIBOR. The plaintiffs’ motion seeking, among other things, preliminary and permanent injunctions to enjoin the defendants from continuing to set LIBOR or enforce any financial instrument that relies in whole or in part on USD LIBOR was denied. The defendants’ motion to dismiss the case was granted in September 2022. The plaintiffs have filed an amended complaint, which the defendants have moved to dismiss.
Non-US benchmarks civil actions
There remains one claim, issued in 2017, against Barclays Bank PLC and other banks in the UK in connection with alleged manipulation of LIBOR. Proceedings have also been brought in a number of other jurisdictions in Europe, Argentina and Israel relating to alleged manipulation of LIBOR and EURIBOR. Additional proceedings in other jurisdictions may be brought in the future.
Credit Default Swap civil action
A putative antitrust class action is pending in New Mexico federal court against Barclays Bank PLC, BCI and various other financial institutions. The plaintiffs, the New Mexico State Investment Council and certain New Mexico pension funds, allege that the defendants conspired to manipulate the benchmark price used to value Credit Default Swap (CDS) contracts at settlement (i.e. the CDS final auction price). The plaintiffs allege violations of US antitrust laws and the CEA, and unjust enrichment under state law. The defendants have moved to dismiss the case.
Foreign Exchange investigations and related civil actions
The Group has been the subject of investigations in various jurisdictions in relation to certain sales and trading practices in the Foreign Exchange market. Settlements were reached in various jurisdictions in connection with these investigations, including the EU and US. The financial impact of any remaining ongoing investigations is not expected to be material to the Group’s operating results, cash flows or financial position. Various individuals and corporates in a range of jurisdictions have threatened or brought civil actions against the Group and other banks in relation to alleged manipulation of Foreign Exchange markets.
US FX opt out civil action
In 2018, Barclays Bank PLC and BCI settled a consolidated action filed in the SDNY, alleging manipulation of Foreign Exchange markets (Consolidated FX Action), for a total amount of $384m. Also in 2018, a group of plaintiffs, who opted out of the Consolidated FX Action, filed a complaint in the SDNY against Barclays PLC, Barclays Bank PLC, BCI and other defendants. Some of the plaintiffs’ claims were dismissed in 2020. Barclays PLC, Barclays Bank PLC, and BCI have reached a settlement in principle of all claims against them in the matter. The financial impact of this settlement is not material to the Group’s operating results, cash flows or financial position.
US retail basis civil action
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
Non-US FX civil actions
Legal proceedings have been brought or are threatened against Barclays PLC, Barclays Bank PLC, BCI and Barclays Execution Services Limited (BX) in connection with alleged manipulation of Foreign Exchange in the UK, a number of other jurisdictions in Europe, Israel, Brazil and Australia. Additional proceedings may be brought in the future.
The above-mentioned proceedings include two purported class actions filed against Barclays PLC, Barclays Bank PLC, BX, BCI and other financial institutions in the UK Competition Appeal Tribunal (CAT) in 2019. The CAT refused to certify these claims in the first quarter of 2022 although the claimants have obtained permission to appeal and judicially review the CAT’s decisions. Also in 2019, a separate claim was filed in the UK in the High Court of Justice (High Court), and subsequently transferred to the CAT, by various banks and asset management firms against Barclays Bank PLC and other financial institutions alleging breaches of European and UK competition laws related to FX trading. This claim has been settled as part of the settlement in principle referred to under the US FX opt out civil action above.
Metals-related civil actions
A number of US civil complaints, each on behalf of a proposed class of plaintiffs, have been consolidated and transferred to the SDNY. The complaints allege that Barclays Bank PLC and other members of The London Gold Market Fixing Ltd. manipulated the prices of gold and gold derivative contracts in violation of the Antitrust Act and other federal laws. The parties reached a joint settlement to resolve this matter for $50m. The settlement received final court approval in August 2022. This matter is now concluded. The financial impact of Barclays’ share of the joint settlement is not material to the Group’s operating results, cash flows or financial position. A separate US civil complaint by a proposed class of plaintiffs against a number of banks, including Barclays Bank PLC, BCI and BX, alleging

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	387

Notes to the financial statements (continued)
Accruals, provisions, contingent liabilities and legal proceedings
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
US residential mortgage related civil actions
There are two pending US Residential Mortgage-Backed Securities (RMBS) related civil actions arising from unresolved repurchase requests submitted by Trustees for certain RMBS, alleging breaches of various loan-level representations and warranties (R&Ws) made by Barclays Bank PLC and/or a subsidiary acquired in 2007. In one action, the Barclays defendants’ motion for summary judgment was granted in June 2022 and the plaintiffs’ R&W breach claim was dismissed. The plaintiffs are appealing the decision. The other repurchase action is pending.
Barclays Bank PLC reached settlements to resolve two other repurchase actions, which have received final court approval. Payment of the settlement amounts was completed in July 2022. These matters are now concluded. The financial impact of the settlements is not material to the Group’s operating results, cash flows or financial position.
In 2020, a civil litigation claim was filed in the New Mexico First Judicial District Court by the State of New Mexico against six banks, including BCI, on behalf of two New Mexico state pension funds and the New Mexico State Investment Council relating to legacy RMBS purchases. As to BCI, the complaint alleges that the funds purchased approximately $22m in RMBS underwritten by BCI. The parties have reached a joint settlement to resolve this matter for $32.5m. The settlement was paid in April 2022. The financial impact of BCI’s share of the joint settlement is not material to the Group’s operating results, cash flows or financial position.
Government and agency securities civil actions
Treasury auction securities civil actions
Consolidated putative class action complaints filed in US federal court against Barclays Bank PLC, BCI and other financial institutions under the Antitrust Act and state common law allege that the defendants (i) conspired to manipulate the US Treasury securities market and/or (ii) conspired to prevent the creation of certain platforms by boycotting or threatening to boycott such trading platforms. The court dismissed the consolidated action in March 2021. The plaintiffs filed an amended complaint. The defendants’ motion to dismiss the amended complaint was granted in March 2022. The plaintiffs are appealing this decision.
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
In one of the actions filed in the SDNY, the court granted the defendants’ motion to dismiss the plaintiffs’ complaint. The dismissal was affirmed on appeal; however, the district court subsequently informed the parties of a potential conflict. The matter was assigned to a new district court judge and the plaintiffs moved to vacate the dismissal order, which was denied. The plaintiffs’ time to appeal has expired and this matter is now concluded. The plaintiffs have voluntarily dismissed the other SDNY action. In the Federal Court of Canada action, the parties have reached a settlement in principle, which will require court approval. The financial impact of the settlement is not expected to be material to the Group’s operating results, cash flows or financial position.
Variable Rate Demand Obligations civil actions
Civil actions have been filed against Barclays Bank PLC and BCI and other financial institutions alleging the defendants conspired or colluded to artificially inflate interest rates set for Variable Rate Demand Obligations (VRDOs). VRDOs are municipal bonds with interest rates that reset on a periodic basis, most commonly weekly. Two actions in state court have been filed by private plaintiffs on behalf of the states of Illinois and California. Three putative class action complaints have been consolidated in the SDNY. In the consolidated SDNY class action, certain of the plaintiffs' claims were dismissed in November 2020 and June 2022. In the California action, the plaintiffs’ claims were dismissed in June 2021. The plaintiffs have appealed the dismissal. In the Illinois action, trial has been scheduled for August 2023.
Odd-lot corporate bonds antitrust class action
In 2020, BCI, together with other financial institutions, were named as defendants in a putative class action. The complaint alleges a conspiracy to boycott developing electronic trading platforms for odd-lots and price fixing. The plaintiffs demand unspecified money damages. The defendants’ motion to dismiss was granted in 2021 and the plaintiffs have appealed the dismissal.
Interest rate swap and credit default swap US civil actions
Barclays PLC, Barclays Bank PLC and BCI, together with other financial institutions that act as market makers for interest rate swaps (IRS), are named as defendants in several antitrust class actions which were consolidated in the SDNY in 2016. The complaints allege the defendants conspired to prevent the development of exchanges for IRS and demand unspecified money damages.
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

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	388

Notes to the financial statements (continued)
Accruals, provisions, contingent liabilities and legal proceedings
BDC Finance L.L.C.
In 2008, BDC Finance L.L.C. (BDC) filed a complaint in the Supreme Court of the State of New York (NY Supreme Court), demanding damages of $298m, alleging that Barclays Bank PLC had breached a contract in connection with a portfolio of total return swaps governed by an ISDA Master Agreement (the Master Agreement). Following a trial, the court ruled in 2018 that Barclays Bank PLC was not a defaulting party, which was affirmed on appeal. In April 2021, the trial court entered judgement in favour of Barclays Bank PLC for $3.3m and as yet to be determined legal fees and costs. BDC appealed. In January 2022, the appellate court reversed the trial court’s summary judgment decision in favour of Barclays Bank PLC and remanded the case to the lower court for further proceedings. The parties have filed cross-motions on the scope of trial. The trial has been adjourned pending a decision on the motions and any subsequent appeal.
In 2011, BDC’s investment advisor, BDCM Fund Adviser, LLC and its parent company, Black Diamond Capital Holdings, LLC, also sued Barclays Bank PLC and BCI in Connecticut State Court for unspecified damages allegedly resulting from Barclays Bank PLC’s conduct relating to the Master Agreement, asserting claims for violation of the Connecticut Unfair Trade Practices Act and tortious interference with business and prospective business relations. This case is currently stayed.
Civil actions in respect of the US Anti-Terrorism Act
There are a number of civil actions, on behalf of more than 4,000 plaintiffs, filed in US federal courts in the US District Court in the Eastern District of New York (EDNY) and SDNY against Barclays Bank PLC and a number of other banks. The complaints generally allege that Barclays Bank PLC and those banks engaged in a conspiracy to facilitate US dollar-denominated transactions for the Iranian Government and various Iranian banks, which in turn funded acts of terrorism that injured or killed the plaintiffs or the plaintiffs’ family members. The plaintiffs seek to recover damages for pain, suffering and mental anguish under the provisions of the US Anti-Terrorism Act, which allow for the trebling of any proven damages.
The court granted the defendants’ motions to dismiss three out of the six actions in the EDNY. The plaintiffs appealed in one action and the dismissal was affirmed in January 2023. The remaining EDNY actions are stayed. Out of the two actions in the SDNY, the court granted the defendants’ motion to dismiss the first action. That action is stayed, and the second SDNY action is stayed pending any appeal on the dismissal of the first.
Shareholder derivative action
In November 2020, a purported Barclays shareholder filed a putative derivative action in New York state court against BCI and a number of current and former members of the Board of Directors of Barclays PLC and senior executives or employees of the Group. The shareholder filed the claim on behalf of nominal defendant Barclays PLC, alleging that the individual defendants harmed the company through breaches of their duties, including under the Companies Act 2006. The plaintiff seeks damages on behalf of Barclays PLC for the losses that Barclays PLC allegedly suffered as a result of these alleged breaches. An amended complaint was filed in April 2021, which BCI and certain other defendants moved to dismiss. The motion to dismiss was granted in April 2022. The plaintiff is appealing the decision.
Derivative transactions civil action
In 2021, Vestia, a Dutch housing association, brought a claim against Barclays Bank PLC in the UK in the High Court in relation to a series of derivative transactions entered into with Barclays Bank PLC between 2008 and 2011, seeking damages of £329m. Barclays Bank PLC is defending the claim and has made a counterclaim.
Timeshare loans, skilled person review, and associated matters
In August 2020, the FCA granted an application by Clydesdale Financial Services Limited (CFS), which trades as Barclays Partner Finance and houses Barclays’ point-of-sale finance business, for a validation order with respect to certain loans to customers brokered between April 2014 and April 2016 by Azure Services Limited (ASL), a timeshare operator, which did not, at the point of sale, hold the necessary broker licence. As a condition to the validation order, the FCA required CFS to undertake a skilled person review of the assessment of affordability processes for the loans brokered by ASL (ASL Loans) as well as CFS’ policies and procedures for assessing affordability and oversight of brokers more generally, and dictated a remediation methodology in the event that ASL Loans did not pass the affordability test. The skilled person made a number of observations, some of which were adverse, about both current and historic affordability practices as well as current oversight practices. CFS is not required to conduct a full back book review but, following a review of certain cohorts of loans to determine historic affordability and/or broker oversight practices that may have caused customer harm, where harm is identified, CFS’ intention is to remediate. To date, CFS has identified a number of areas for remediation, but the scoping exercise is ongoing and remediation will only begin once the scoping exercise is complete. As at 31 December 2022, CFS booked a provision in respect of the expected remediation for these matters of £10.4m.
Separately, and notwithstanding this, CFS decided in March 2022 to extend the proactive remediation of ASL Loans beyond those brokered between April 2014 and April 2016 to include the full portfolio of ASL Loans brokered between 2006 and 2018. In the first quarter of 2022, an additional customer remediation provision was recognised in relation to the remediation of the ASL Loans originated outside the April 2014 to April 2016 period. As at 31 December 2022, the provision recognised in relation to this matter by CFS is £183m. Remediation of the full portfolio of ASL Loans started in October 2022 and is expected to be completed in 2023.
In addition, CFS completed a review of all other legacy timeshare retailers during 2022. No concerns were identified in relation to the majority of those retailers, but where concerns were identified, CFS’ intention is to remediate. As at 31 December 2022, the provision recognised in relation to this matter by CFS is £96m.
Over-issuance of Securities in the US
Barclays Bank PLC maintains a US shelf registration statement with the US Securities and Exchange Commission (SEC) in order to issue securities to US investors. In May 2017, Barclays Bank PLC lost its status as a “well-known seasoned issuer” (or WKSI) as a result of an SEC settlement order involving BCI. Due to its loss of WKSI status, Barclays Bank PLC was required to register a specified amount of

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	389

Notes to the financial statements (continued)
Accruals, provisions, contingent liabilities and legal proceedings securities to be issued under certain US shelf registration statements filed with the SEC. In March 2022, executive management became aware that Barclays Bank PLC had issued securities materially in excess of the set amount under its 2019 US shelf registration statement and subsequently became aware that securities had also been issued in excess of the set amount under the predecessor US shelf registration statement. The securities that were over-issued included structured notes and exchange traded notes (ETNs). Securities issued in excess of the amount registered were considered to be “unregistered securities” for the purposes of US securities laws, with certain purchasers of those securities having a right to recover, upon the tender of such security to Barclays Bank PLC, the consideration paid for such security with interest, less the amount of any income received, or to recover damages from Barclays Bank PLC if the purchaser sold the security at a loss (the Rescission Price). Barclays Bank PLC commenced its rescission offer on 1 August 2022, by which Barclays Bank PLC offered to repurchase the relevant affected securities for the Rescission Price (the Rescission Offer). The Rescission Offer expired on 12 September 2022.
In September 2022, the SEC announced the resolution of its investigation of Barclays PLC and Barclays Bank PLC relating to the over-issuance of securities by Barclays Bank PLC under certain of its US shelf registration statements. Pursuant to the terms of the resolution, Barclays PLC and Barclays Bank PLC paid in the fourth quarter of 2022 a combined penalty of $200m (£165m1), without admitting or denying the SEC’s findings. The SEC found that the independent Rescission Offer made by Barclays Bank PLC to holders of the relevant over-issued securities satisfied its requirements for disgorgement and related prejudgment interest.
The Group is engaged with, and responding to inquiries and requests for information from, various other regulators who may seek to impose fines, penalties and/or other sanctions as a result of this matter. Furthermore, Barclays Bank PLC and/or its affiliates may incur costs and liabilities in relation to private civil claims which have been filed and may face other potential private civil claims, class actions or other enforcement actions in relation to this matter. By way of example, in September 2022, a purported class action claim was filed in the US District Court in Manhattan seeking to hold Barclays PLC and former and current executives responsible for declines in the prices of its American depositary receipts, which the plaintiffs claim occurred as a result of alleged misstatements and omissions in its public disclosures; and in February 2023, a claim was brought in a New York federal court by holders of a series of ETNs alleging that Barclays’ failure to disclose that these ETNs were unregistered securities misled investors and that, as a result, Barclays is liable for the holders’ alleged losses following the suspension of further sales and issuances of such series of ETNs.
Following completion of the rescission offer on 12 September 2022, Barclays utilised a provision of £1,008m in settlement of valid structured note claims and paid a monetary penalty of $200m (£165m1) to the SEC. A contingent liability exists in relation to civil claims or any further enforcement actions taken against Barclays Bank PLC and/or its affiliates, but Barclays Bank PLC is unable to assess the likelihood of liabilities that may arise out of such claims or actions.
Any liabilities, claims or actions in connection with the over-issuance of securities under Barclays Bank PLC’s US shelf registration statements could have an adverse effect on the Group’s business, financial condition, results of operations and reputation as a frequent issuer in the securities markets.
Note
1      Exchange rate USD/GBP 1.22 as at 30 June 2022.
Investigation into the use of unapproved communications platforms
In September 2022, the SEC and the Commodity Futures Trading Commission (CFTC) announced settlements with a number of financial institutions, including Barclays Bank PLC and BCI, of financial industry-wide investigations regarding compliance with record-keeping obligations in connection with business-related communications sent over unapproved electronic messaging platforms. The SEC and the CFTC found that Barclays Bank PLC and BCI failed to comply with their respective record-keeping rules, where such communications were sent or received by employees over electronic messaging platforms that had not been approved by the bank for business use by employees. As part of the settlement, in the third quarter of 2022, Barclays Bank PLC and BCI paid a combined $125m civil monetary penalty to the SEC and a $75m civil monetary penalty to the CFTC. There are also non-financial components to the settlements, including the retention of an independent compliance consultant and certain ongoing undertakings. This matter is now concluded.
2. Barclays PLC, Barclays Bank PLC and Barclays Bank UK PLC
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
FCA investigation into transaction monitoring
The FCA has been investigating Barclays’ compliance with UK money laundering regulations and the FCA’s rules and Principles for Businesses in an investigation which is focussed on aspects of Barclays’ transaction monitoring in relation to certain business lines now in Barclays Bank UK PLC. Barclays has been co-operating with the investigation and responding to information requests.

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	390

Notes to the financial statements (continued)
Accruals, provisions, contingent liabilities and legal proceedings
3. Barclays PLC
Alternative trading systems
In 2020, a claim was brought against Barclays PLC in the UK in the High Court by various shareholders regarding Barclays PLC’s share price based on the allegations contained within a complaint by the New York State Attorney General (NYAG) in 2014. Such claim was settled in 2016, as previously disclosed. The more recent claim seeks unquantified damages and Barclays is defending the claim. The NYAG complaint was filed against Barclays PLC and BCI in the NY Supreme Court alleging, among other things, that Barclays PLC and BCI engaged in fraud and deceptive practices in connection with LX, BCI’s SEC-registered alternative trading system.
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
At the present time, Barclays PLC does not expect the ultimate resolution of any of these other matters to have a material adverse effect on the Group’s financial position. However, in light of the uncertainties involved in such matters and the matters specifically described in this note, there can be no assurance that the outcome of a particular matter or matters (including formerly active matters or those matters arising after the date of this note) will not be material to Barclays PLC’s results, operations or cash flows for a particular period, depending on, among other things, the amount of the loss resulting from the matter(s) and the amount of profit otherwise reported for the reporting period.

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	391

Notes to the financial statements (continued)
Capital instruments, equity and reserves
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
27 Subordinated liabilities
Accounting for subordinated liabilities
Subordinated liabilities are measured at amortised cost using the effective interest method under IFRS 9.

	2022	2021
	£m	£m
As at 1 January	12,759	16,341
Issuances	1,477	1,890
Redemptions	(2,679)	(4,807)
Other	(134)	(665)
As at 31 December	11,423	12,759
Issuances of £1,477m comprise £1,000m GBP 8.407% Fixed Rate Resetting Subordinated Callable Notes, issued externally by Barclays PLC and £317m USD Floating Rate Notes, £89m ZAR Floating Rate Notes,£42m EUR Floating Rate Notes and £29m JPY Floating Rate Notes issued externally by Barclays subsidiaries.
Redemptions of £2,679m comprise £2,349m notes issued externally by Barclays Bank PLC, £175m USD Floating Rate Notes, £88m USD Fixed Rate Notes issued externally by Barclays subsidiaries and £67m GBP Undated Subordinated Loan Notes (secured) issued externally by a Barclays securitisation special purpose vehicle (SPV). £2,349m notes issued externally by Barclays Bank PLC comprise £1,275m USD 7.625% Fixed Rate Contingent Capital Notes, £838m EUR 6.625% Fixed Rate Subordinated Notes, £147m USD 6.86% Callable Perpetual Core Tier One Notes, £42m EUR Subordinated Floating Rate Notes, £35m GBP 5.3304% Step-up Callable Perpetual Reserve Capital Instruments and £12m GBP 6% Callable Perpetual Core Tier One Notes.
Other movements predominantly comprise foreign exchange movements and fair value hedge adjustments.
Subordinated liabilities include accrued interest and comprise undated and dated subordinated liabilities as follows:

	2022	2021
	£m	£m
Undated subordinated liabilities	28	355
Dated subordinated liabilities	11,395	12,404
Total subordinated liabilities	11,423	12,759
None of the Group’s subordinated liabilities are secured

Undated subordinated liabilities[a]
		2022	2021
	Initial call date	£m	£m
Barclays Bank PLC issued
Tier One Notes (TONs)
6% Callable Perpetual Core Tier One Notes [b]	2032	—	15
6.86% Callable Perpetual Core Tier One Notes (USD 179m) [b]	2032	—	194
Reserve Capital Instruments (RCIs)
5.3304% Step-up Callable Perpetual Reserve Capital Instruments [b]	2036	—	51
Undated Notes
Junior Undated Floating Rate Notes (USD 38m)	Any interest payment date	28	28
Barclays securitisation SPV issued
Undated Subordinated Loan Notes (secured)
Undated Subordinated Loan Notes (secured) (GBP 67m)	At any time	—	67
Total undated subordinated liabilities		28	355
Notes
aInstrument values are disclosed to the nearest million.
bThe GBP 6% Callable Perpetual Core Tier One Notes, USD 6.86% Callable Perpetual Core Tier One Notes and GBP 5.3304% Step-up Callable Perpetual Reserve Capital Instruments were redeemed by exercising a regulatory call option in 2022.

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	392

Notes to the financial statements (continued)
Capital instruments, equity and reserves
Undated subordinated liabilities
The undated subordinated liabilities that are issued by Barclays Bank PLC and its subsidiaries are for the development and expansion of the businesses and to strengthen the capital bases. The principal terms of such undated subordinated liabilities are described below:
Junior Undated Floating Rate Notes
The Junior Undated Floating Rate Notes rank behind the claims against Barclays Bank PLC of depositors and other unsecured unsubordinated creditors and holders of dated subordinated liabilities. The Junior Undated Floating Rate Notes are floating rate notes where rates are fixed periodically in advance based on the related market rate. The Junior Undated Floating Rate Notes are repayable at the option of Barclays Bank PLC, in whole, on any interest payment date. In addition, the Junior Undated Floating Rate Notes are repayable, at the option of Barclays Bank PLC in whole for certain tax reasons, on an interest payment date. There are no events of default except non-payment of principal or mandatory interest. Any repayments require the prior consent of the PRA. The Junior Undated Floating Rate Notes are non-convertible.

Dated subordinated liabilities
			2022	2021
	Initial call date	Maturity date	£m	£m
Barclays PLC issued
2% Fixed Rate Subordinated Callable Notes (EUR 1,500m)	2023	2028	1,345	1,283
4.375% Fixed Rate Subordinated Notes (USD 1,250m)		2024	1,013	974
3.75% Fixed Rate Resetting Subordinated Callable Notes (GBP 500m)	2025	2030	445	483
3.75% Fixed Rate Resetting Subordinated Callable Notes (SGD 200m)	2025	2030	120	113
5.20% Fixed Rate Subordinated Notes (USD 2,050m)		2026	1,588	1,564
1.125% Fixed Rate Resetting Subordinated Callable Notes (EUR 1,000m)	2026	2031	795	833
4.836% Fixed Rate Subordinated Callable Notes (USD 2,000m)	2027	2028	1,554	1,564
8.407% Fixed Rate Resetting Subordinated Callable Notes (GBP 1,000m)	2027	2032	1,013	—
5.088% Fixed-to-Floating Rate Subordinated Callable Notes (USD 1,500m)	2029	2030	1,117	1,162
3.564% Fixed Rate Resetting Subordinated Callable Notes (USD 1,000m)	2030	2035	664	696
3.811% Fixed Rate Resetting Subordinated Callable Notes (USD 1,000m)	2041	2042	646	782
Barclays Bank PLC issued
Subordinated Floating Rate Notes (EUR 50m)		2022	—	42
6.625% Fixed Rate Subordinated Notes (EUR 1,000m)		2022	—	889
7.625% Contingent Capital Notes (USD 3,000m)		2022	—	1,133
Subordinated Floating Rate Notes (EUR 50m)		2023	44	42
5.75% Fixed Rate Subordinated Notes		2026	280	322
5.4% Reverse Dual Currency Subordinated Loan (JPY 15,000m)		2027	93	97
6.33% Subordinated Notes		2032	46	59
Subordinated Floating Rate Notes (EUR 68m)		2040	60	57
External issuances by other subsidiaries		2032	572	309
Total dated subordinated liabilities			11,395	12,404

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	393

Notes to the financial statements (continued)
Capital instruments, equity and reserves
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
Interest on the 4.836% Fixed Rate Subordinated Callable Notes, 2% Fixed Rate Subordinated Callable Notes, 3.75% SGD Fixed Rate Resetting Subordinated Callable Notes, 3.75% GBP Fixed Rate Resetting Subordinated Callable Notes, 3.811% Fixed Rate Resetting Subordinated Callable notes, 1.125% Fixed Rate Resetting Subordinated Callable Notes, 3.564% Fixed Rate Resetting Subordinated Callable Notes, and the 8.407% Fixed Rate Resetting Subordinated Callable Notes are fixed until the call date. After the respective call dates, in the event that they are not redeemed, the interest rates will be reset and fixed until maturity based on a market rate. Interest on the 5.088% Fixed-to-Floating Rate Subordinated Callable Notes is fixed until the call date. After the call date, in the event that they are not redeemed, the interest rate will reset periodically in advance based on market rates.
Repayment
Those subordinated liabilities with a call date are repayable at the option of the issuer on such call date in accordance with the conditions governing the respective debt obligations, some in whole or in part, and some only in whole. The remaining dated subordinated liabilities outstanding at 31 December 2022 are redeemable only on maturity, subject in particular cases to provisions allowing an early redemption in the event of certain changes in tax law, or to certain changes in legislation or regulations.
Any repayments prior to maturity require, in the case of Barclays PLC and Barclays Bank PLC, the prior consent of the PRA, or in the case of the overseas issues, the approval of the local regulator for that jurisdiction and of the PRA in certain circumstances.
There are no committed facilities in existence at the balance sheet date which permit the refinancing of debt beyond the date of maturity.

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	394

Notes to the financial statements (continued)
Capital instruments, equity and reserves
28 Ordinary shares, share premium, and other equity

Called up share capital, allotted and fully paid
	Number of shares	Ordinary share capital	Ordinary share premium	Total share capital and share premium	Other equity instruments
	m	£m	£m	£m	£m
As at 1 January 2022	16,752	4,188	348	4,536	12,259
Issued to staff under share incentive plans	50	13	57	70	—
AT1 securities issuance	—	—	—	—	3,158
AT1 securities redemption	—	—	—	—	(2,126)
Repurchase of shares	(931)	(233)	—	(233)	—
Other movements	—	—	—	—	(7)
As at 31 December 2022	15,871	3,968	405	4,373	13,284

As at 1 January 2021	17,359	4,340	297	4,637	11,172
Issued to staff under share incentive plans	37	9	51	60	—
AT1 securities issuance	—	—	—	—	1,078
AT1 securities redemption	—	—	—	—	—
Repurchase of shares	(644)	(161)	—	(161)	—
Other movements	—	—	—	—	9
As at 31 December 2021	16,752	4,188	348	4,536	12,259
Called up share capital
Called up share capital comprises 15,871m (2021: 16,752m) ordinary shares of 25p each.
Share repurchase
At the 2022 AGM on 4 May 2022, Barclays PLC was authorised to repurchase up to an aggregate of 1,676m of its ordinary shares of 25p. The authorisation is effective until the AGM in 2023 or the close of business on 30 June 2023, whichever is the earlier. During 2022, 931m shares were repurchased with a total nominal value of £233m (2021: 644m shares with a nominal value of £161m).
Other equity instruments
Other equity instruments of £13,284m (2021: £12,259m) include AT1 securities issued by Barclays PLC. The AT1 securities are perpetual securities with no fixed maturity and are structured to qualify as AT1 instruments under prevailing capital rules applicable as at the relevant issue date.
In 2022, there were three issuances of AT1 instruments, in the form of Fixed Rate Resetting Perpetual Subordinated Contingent Convertible Securities, for £3,158m (2021: one issuance for £1,078m) which includes issuance costs of £9m (2021: £4m). There were two redemptions in 2022 totalling £2,126m (2021: no redemptions).

AT1 equity instruments
		2022	2021
	Initial call date	£m	£m
AT1 equity instruments - Barclays PLC
7.875% Perpetual Subordinated Contingent Convertible Securities	2022	—	995
7.875% Perpetual Subordinated Contingent Convertible Securities (USD 1,500m)	2022	—	1,131
7.25% Perpetual Subordinated Contingent Convertible Securities[a]	2023	1,243	1,245
7.75% Perpetual Subordinated Contingent Convertible Securities (USD 2,500m)[a]	2023	1,925	1,924
5.875% Perpetual Subordinated Contingent Convertible Securities	2024	1,244	1,244
8% Perpetual Subordinated Contingent Convertible Securities (USD 2,000m)	2024	1,509	1,509
7.125% Perpetual Subordinated Contingent Convertible Securities[a]	2025	993	996
6.375% Perpetual Subordinated Contingent Convertible Securities	2025	996	996
6.125% Perpetual Subordinated Contingent Convertible Securities (USD 1,500m)[a]	2025	1,142	1,141
4.375% Perpetual Subordinated Contingent Convertible Securities (USD 1,500m)	2028	1,078	1,078
8.300% Perpetual Subordinated Contingent Convertible Securities (SGD 450m)	2027	264	—
8.875% Perpetual Subordinated Contingent Convertible Securities	2027	1,247	—
8.000% Perpetual Subordinated Contingent Convertible Securities (USD 2,000m)[a]	2029	1,643	—
Total AT1 equity instruments		13,284	12,259
Note
a    Reported net of securities held by the Group.

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	395

Notes to the financial statements (continued)
Capital instruments, equity and reserves
The principal terms of the AT1 securities are described below:
▪AT1 securities rank behind the claims against Barclays PLC of i) unsubordinated creditors; ii) claims which are expressed to be subordinated to the claims of unsubordinated creditors of Barclays PLC but not further or otherwise; or iii) claims which are, or are expressed to be, junior to the claims of other creditors of Barclays PLC, whether subordinated or unsubordinated, other than claims which rank, or are expressed to rank, pari passu with, or junior to, the claims of holders of the AT1 securities.
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
.
29 Reserves
Currency translation reserve
The currency translation reserve represents the cumulative gains and losses on the retranslation of the Group’s net investment in foreign operations, net of the effects of hedging.
Fair value through other comprehensive income reserve
The fair value through other comprehensive income reserve represents the changes in the fair value of financial instruments accounted for at fair value through other comprehensive income investments since initial recognition.
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

	2022	2021
	£m	£m
Currency translation reserve	4,772	2,740
Fair value through other comprehensive income reserve	(1,560)	(283)
Cash flow hedging reserve	(7,235)	(853)
Own credit reserve	467	(960)
Other reserves and treasury shares	1,364	1,126
Total	(2,192)	1,770

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	396

Notes to the financial statements (continued)
Capital instruments, equity and reserves
30 Non-controlling interests

	Profit attributable to non-controlling interest		Equity attributable to non-controlling interest		Dividends paid to non-controlling interest
	2022	2021	2022	2021	2022	2021
	£m	£m	£m	£m	£m	£m
Barclays Bank PLC issued:
– Preference shares	31	27	529	529	31	27
– Upper Tier 2 instruments	14	17	438	458	14	17
Other non-controlling interests	—	3	1	2	—	—
Total	45	47	968	989	45	44
In 2022, there were no issuances (2021: none) and one redemption of £20m (2021: £75m) relating to the Undated Floating Rate Primary Capital Notes Series 3.
Barclays Bank PLC and protective rights of non-controlling interests
Barclays PLC holds 100% of the voting rights of Barclays Bank PLC. As at 31 December 2022, Barclays Bank PLC has in issue preference shares and Upper Tier 2 instruments. These are non-controlling interests to the Group.
A fixed coupon rate is attached to all Upper Tier 2 instruments until the initial call date, with the exception of the 9% Bonds, which are fixed for the life of the issue and the Series 1 and Series 2 Undated Notes, which are floating rate at rates fixed periodically in advance based on market rates.
After the initial call date, in the event they are not redeemed, coupon payments in relation to the 6.125% Undated Notes are fixed periodically in advance for five-year periods based on market rates. Coupon payments for all other Upper Tier 2 instruments are at rates fixed periodically in advance based on market rates.
The payment of preference share dividends and Upper Tier 2 coupons are typically at the discretion of Barclays Bank PLC, except for coupon payments that become compulsory where Barclays PLC has declared or paid a dividend on ordinary shares, or in certain cases, any class of preference shares, in the preceding six-month period. Coupons not paid become payable in each case if such a dividend is subsequently paid or in certain other circumstances. No dividend or coupon payments may be made unless Barclays Bank PLC satisfies a specified solvency test. Under the terms of these instruments, Barclays PLC may not pay dividends on ordinary shares until a dividend or coupon is next paid on these instruments or the instruments are redeemed or purchased by Barclays Bank PLC. There are no restrictions on Barclays Bank PLC’s ability to remit capital to the Parent as a result of these issued instruments.
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

	2022	2021
Instrument	£m	£m
Preference Shares:
US Dollar Preference Shares	318	318
Euro Preference Shares	211	211
Total Barclays Bank PLC Preference Shares	529	529

Upper Tier 2 Instruments:
Undated Floating Rate Primary Capital Notes Series 1	93	93
Undated Floating Rate Primary Capital Notes Series 2	179	179
5.03% Undated Reverse Dual Currency Subordinated Loan (JPY8bn)	39	39
5.0% Reverse Dual Currency Undated Subordinated Loan (JPY12bn)	53	53
Undated Floating Rate Primary Capital Notes Series 3 (£145m)	—	20
9% Permanent Interest Bearing Capital Bonds (£100m)	40	40
6.125% Undated Subordinated Notes (£550m)	34	34
Total Upper Tier 2 Instruments	438	458

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	397

Notes to the financial statements (continued)
Employee benefits
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
The accounting policies for share-based payments, and pensions and other post-retirement benefits are included in Note 32 and Note 33 respectively.

	2022	2021	2020
	£m	£m	£m
Incentive awards granted:
Current year bonus	1,241	1,278	1,090
Deferred bonus	549	667	490
Total incentive awards granted	1,790	1,945	1,580

Reconciliation of incentive awards granted to income statement charge:
Less: deferred bonuses granted but not charged in current year	(388)	(457)	(335)
Add: current year charges for deferred bonuses from previous years	399	280	293
Other differences between incentive awards granted and income statement charge	35	(23)	(34)
Income statement charge for performance costs	1,836	1,745	1,504

Other income statement charges:
Salaries	4,732	4,290	4,322
Social security costs	714	619	613
Post-retirement benefits[a]	563	539	519
Other compensation costs	504	431	479
Total compensation costs[b]	8,349	7,624	7,437

Other resourcing costs:
Outsourcing	607	357	342
Redundancy and restructuring	(7)	296	102
Temporary staff costs	113	109	102
Other	190	125	114
Total other resourcing costs	903	887	660

Total staff costs	9,252	8,511	8,097

Notes
a    Post-retirement benefits charge includes £313m (2021: £289m; 2020: £279m) in respect of defined contribution schemes and £250m (2021: £250m; 2020: £240m) in respect of defined benefit schemes.
b    £604m (2021: £484m; 2020: £451m) of Group compensation was capitalised as internally generated software and excluded from the Staff cost disclosed above .

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	398

Notes to the financial statements (continued)
Employee benefits
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
The fair value of shares is the market price ruling on the grant date, in some cases adjusted to reflect restrictions on transferability. The fair value of options granted is determined using the Black Scholes model to estimate the numbers of shares likely to vest. The model takes into account the exercise price of the option, the current share price, the risk-free interest rate, the expected volatility of the share price over the life of the option and other relevant factors. Market conditions that must be met in order for the award to vest are also reflected in the fair value of the award, as are any other non-vesting conditions – such as continuing to make payments into a share-based savings scheme.
The charge for the year arising from share-based payment schemes was as follows:

	Charge for the year
	2022	2021	2020
	£m	£m	£m
Deferred Share Value Plan and Share Value Plan	295	256	245
Others	214	216	184
Total equity settled	509	472	429
Cash settled	4	5	2
Total share-based payments	513	477	431
The terms of the main current plans are as follows:
Share Value Plan (SVP)
The SVP was introduced in Barclays PLC Group in March 2010. SVP awards have been granted to participants in the form of a conditional right to receive Barclays PLC shares or provisional allocations of Barclays PLC shares which vest or are considered for release over a period of three, four, five or seven years. Participants do not pay to receive an award or to receive a release of shares. For awards granted before December 2017, the grantor may also make a dividend equivalent payment to participants on release of a SVP award. SVP awards are also made to eligible employees for recruitment purposes. All awards are subject to potential forfeiture in certain leaver scenarios.
Deferred Share Value Plan (DSVP)
The DSVP was introduced in February 2017. The terms of the DSVP are materially the same as the terms of the SVP as described above, save that Executive Directors are not eligible to participate in the DSVP and the DSVP operates over market purchase shares only.
Other schemes
In addition to the SVP and DSVP, the Barclays PLC Group operates a number of other schemes settled in Barclays PLC Shares including Sharesave (both UK and Ireland), Sharepurchase (both UK and overseas), and the Barclays PLC Group Long Term Incentive Plan. A delivery of upfront shares to ‘Material Risk Takers’ can be made as a Share Incentive Award (Holding Period) under the SVP.
Share option and award plans
The weighted average fair value per award granted, weighted average share price at the date of exercise/release of shares during the year, weighted average contractual remaining life and number of options and awards outstanding (including those exercisable) at the balance sheet date were as follows:

	2022				2021
	Weighted average fair value per award granted in year	Weighted average share price at exercise/release during year	Weighted average remaining contractual life	Number of options/ awards outstanding	Weighted average fair value per award granted in year	Weighted average share price at exercise/release during year	Weighted average remaining contractual life	Number of options/ awards outstanding
	£	£	in years	(000s)	£	£	in years	(000s)
DSVP and SVP[a,b]	1.43	1.61	1	501,454	1.62	1.76	1	413,859
Others[a]	0.38-1.64	1.59-1.66	0-3	316,534	0.64-1.8	1.75-1.92	0-3	335,976
Notes
a    Options/award granted over Barclays PLC shares.
b    Weighted average exercise price is not applicable for SVP and DSVP awards as these are not share option schemes.

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	399

Notes to the financial statements (continued)
Employee benefits
SVP and DSVP are nil cost awards on which the performance conditions are substantially completed at the date of grant. Consequently, the fair value of these awards is based on the market value at that date.
Sharesave has a contractual life of 3 years and 5 years,the expected volatility is 31.10% for 3 years and 30.56% for 5 years. The risk free interest rates used for valuations are 4.28% and 4.05% for 3 years and 5 years respectively. The pure dividend yield rates used for valuations are 4.01% and 3.93% for 3 years and 5 years respectively. The repo rates used for valuations are (0.47)% and (0.63)% for 3 years and 5 years respectively. The inputs into the model such as risk free interest rate, expected volatility, pure dividend yield rates and repo rates are derived from the market data.
Movements in options and awards
The movement in the number of options and awards for the major schemes and the weighted average exercise price of options was:

	DSVP and SVP[a,b]		Others[a,c]
	Number (000s)		Number (000s)		Weighted average ex. price (£)
	2022	2021	2022	2021	2022	2021
Outstanding at beginning of year/acquisition date	413,859	416,941	335,976	356,033	0.95	0.96
Granted in the year	291,876	187,667	146,203	120,385	1.33	1.43
Exercised/released in the year	(178,634)	(160,460)	(133,682)	(107,688)	1.15	1.38
Less: forfeited in the year	(25,647)	(30,289)	(28,789)	(24,489)	1.01	0.95
Less: expired in the year	—	—	(3,174)	(8,265)	1.23	1.67
Outstanding at end of year	501,454	413,859	316,534	335,976	0.97	0.95
Of which exercisable:	—	—	34,247	28,609	1.19	1.23
Notes
a    Options/award granted over Barclays PLC shares.
b    Weighted average exercise price is not applicable for SVP and DSVP awards as these are not share option schemes.
c    The number of awards within Others at the end of the year principally relates to Sharesave (number of awards exercisable at end of year was 13,954,749). The weighted average exercise price relates to Sharesave.

Awards and options granted under the Group’s share plans may be satisfied using new issue shares, treasury shares and market purchase shares. Awards granted under the DSVP may be satisfied using market purchase shares only.
There were no significant modifications to the share-based payments arrangements in 2022 and 2021.
As at 31 December 2022, the total liability arising from cash-settled share-based payments transactions was £5m (2021: £5m).
Holdings of Barclays PLC shares and hedges
Various employee benefit trusts established by the Group hold shares in Barclays PLC to meet obligations under the Barclays share-based payment schemes. The total number of Barclays shares held in these employee benefit trusts at 31 December 2022 was 14m (2021: 12.9m). Dividend rights have been waived on all these shares. The total market value of the shares held in trust based on the year end share price of £1.59 (2021: £1.87) was £22m (2021: £24m). For accounting of treasury shares, see Note 29.
The Group has entered into physically settled forward contracts to hedge the settlement of certain share-based payment schemes. The fixed forward price to be paid under these contracts is £469m and has been recorded in retained earnings.

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	400

Notes to the financial statements (continued)
Employee benefits
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
Pension schemes
UK Retirement Fund (UKRF)
The UKRF is the Group’s main scheme, representing 96% (2021: 97%) of the Group’s total retirement benefit obligations. Barclays Bank PLC is the principal employer of the UKRF. The UKRF was closed to new entrants on 1 October 2012, and comprises 10 sections, the two most significant of which are:
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
Barclays Pension Savings Plan (BPSP)
The BPSP is a defined contribution scheme providing benefits for all new UK hires from 1 October 2012. BPSP is not subject to the same investment return, inflation or life expectancy risks for Barclays that defined benefit schemes are. Members’ benefits reflect contributions paid and the level of investment returns achieved.
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
The Trustee Board comprises six Management Directors selected by Barclays, of whom three are independent Directors with no relationship with Barclays (and who are not members of the UKRF), plus three Member Nominated Directors selected from eligible active members of the UKRF, deferred and pensioner members who apply for the role.
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

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	401

Notes to the financial statements (continued)
Employee benefits
tables include funded and unfunded post-retirement benefits. The income statement charge with respect to Defined contribution schemes is disclosed as part of footnotes to Note 31 Staff costs.

Income statement (credit)/charge
	2022	2021	2020
	£m	£m	£m
Current service cost	227	247	243
Net finance (income)/cost	(122)	(26)	(40)
Past service cost	20	—	(4)
Other movements	3	3	1
Total	128	224	200

Balance sheet reconciliation
	2022		2021
	Total	Of which relates to UKRF	Total	Of which relates to UKRF
	£m	£m	£m	£m
Benefit obligation at beginning of the year	(31,899)	(30,859)	(33,190)	(32,108)
Current service cost	(227)	(197)	(247)	(225)
Interest costs on scheme liabilities	(724)	(707)	(422)	(405)
Past service cost	(20)	(20)	—	—
Remeasurement (loss)/gain – financial	10,995	10,734	848	820
Remeasurement (loss)/gain – demographic	268	270	53	50
Remeasurement (loss)/gain – experience	(521)	(510)	(249)	(259)
Employee contributions	(4)	—	(4)	—
Benefits paid	1,339	1,299	1,309	1,268
Exchange and other movements	(88)	—	3	—
Benefit obligation at end of the year	(20,881)	(19,990)	(31,899)	(30,859)
Fair value of scheme assets at beginning of the year	35,467	34,678	34,713	33,915
Interest income on scheme assets	846	829	448	434
Employer contribution	1,808	1,785	971	955
Remeasurement – return on scheme assets (less)/greater than discount rate	(11,510)	(11,313)	653	642
Employee contributions	4	—	4	—
Benefits paid	(1,339)	(1,299)	(1,309)	(1,268)
Exchange and other movements	84	—	(13)	—
Fair value of scheme assets at end of the year	25,360	24,680	35,467	34,678
Net surplus	4,479	4,690	3,568	3,819
Retirement benefit assets	4,743	4,690	3,879	3,819
Retirement benefit liabilities	(264)	—	(311)	—
Net retirement benefit assets	4,479	4,690	3,568	3,819
Included within the benefit obligation is £690m (2021: £821m) relating to overseas pensions and £201m (2021: £219m) relating to other post-employment benefits.
As at 31 December 2022, the UKRF’s scheme assets were in surplus versus IAS 19 obligations by £4,690m (2021: £3,819m). The increase in the UKRF surplus during the year was driven by £294m of deficit reduction contributions and the unwind of the Senior Notes (see later in note), partially offset by higher than expected inflation experienced during the year. The UKRF assets and benefit obligation have reduced by c£10bn and c£11bn respectively over the year, primarily due to higher gilt and bond yields. This is as expected from the investment strategy which aims to invest in assets that move in value in line with changes in liability values.
The weighted average duration of the benefit payments reflected in the defined benefit obligation for the UKRF is 13 years (2021: 16 years) . The decrease in duration is primarily due to the increase in discount rate, driven by higher corporate bond yields. The UKRF expected benefits are projected to be paid out for in excess of 50 years, although 30% of the total benefits are expected to be paid in the next 10 years; 30% in years 11 to 20 and 25% in years 21 to 30. The remainder of the benefits are expected to be paid beyond 30 years.
Of the £1,299m (2021: £1,268m) UKRF benefits paid out, £390m (2021: £419m) related to transfers out of the fund.
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

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	402

Notes to the financial statements (continued)
Employee benefits
asset ceiling to other plans and recognition of additional liabilities in respect of future minimum funding requirements are considered on an individual plan basis.
Critical accounting estimates and judgements
Actuarial valuation of the scheme's obligation is dependent upon a series of assumptions. Below is a summary of the main financial and demographic assumptions adopted for the UKRF.

	2022	2021
Key UKRF financial assumptions	% p.a.	% p.a.
Discount rate	4.80	1.84
Inflation rate (RPI)	3.21	3.56
The UKRF discount rate assumption for 2022 was based on a standard WTW RATE Link model. The RPI inflation assumption for 2022 was set by reference to the Bank of England’s implied inflation curve. The inflation assumption incorporates a deduction of 20 basis points as an allowance for an inflation risk premium. The methodology used to derive the discount rate and inflation assumptions is consistent with that used at the prior year end.
The UKRF’s post-retirement mortality assumptions are based on an updated best estimate assumption derived from an analysis in 2022 of the UKRF’s own post-retirement mortality experience and taking account of recent evidence from published mortality surveys. An allowance has been made for future mortality improvements based on the 2021 core projection model published by the Continuous Mortality Investigation Bureau subject to a long-term trend of 1.25% per annum in future improvements (2021: 1.5% per annum). An additional allowance has been made within the mortality assumptions to reflect the uncertain impact of COVID-19 in the long term. The table below shows how the assumed life expectancy at 60, for members of the UKRF, has varied over the past three years:

Assumed life expectancy	2022	2021	2020
Life expectancy at 60 for current pensioners (years)
– Males	26.8	27.3	27.2
– Females	29.5	29.6	29.4
Life expectancy at 60 for future pensioners currently aged 40 (years)
– Males	28.3	29.1	29.0
– Females	31.0	31.4	31.2
The UKRF entered into a longevity reinsurance contract in 2022 covering £7bn of the pensioner liabilities. This is in addition to a £5bn transaction executed in 2020. In total, over three-quarters of the longevity risk for current pensioners has been reinsured, and the transactions will provide income to the UKRF in the event that pensions are paid out for longer than expected. The contracts form part of the UKRF’s investment portfolio. At 31 December 2022, the contracts are valued at £(123)m (2021: nil). The negative value placed on the longevity reinsurance contracts at 31 December 2022 reflects the estimated impact of changes in the reinsurance market, demographic assumptions and risk premia since the 2020 transaction was entered into by the UKRF. The 2022 transaction is valued at nil as it is assessed to have been transacted recently at fair value.

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

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	403

Notes to the financial statements (continued)
Employee benefits

Change in key assumptions
	2022	2021
	(Decrease)/ Increase in UKRF defined benefit obligation	(Decrease)/ Increase in UKRF defined benefit obligation
	£bn	£bn
Discount rate
0.5% p.a. increase	(1.1)	(2.3)
0.25% p.a. increase	(0.6)	(1.2)
0.25% p.a. decrease	0.6	1.3
0.5% p.a. decrease	1.2	2.6
Assumed RPI
0.5% p.a. increase	0.8	1.6
0.25% p.a. increase	0.4	0.8
0.25% p.a. decrease	(0.4)	(0.8)
0.5% p.a. decrease	(0.8)	(1.6)
Life expectancy at 60
One year increase	0.6	1.2
One year decrease	(0.5)	(1.2)
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

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	404

Notes to the financial statements (continued)
Employee benefits
The value of the assets of the schemes and their percentage in relation to total scheme assets were as follows:

Analysis of scheme assets
	Total				Of which relates to UKRF
	Quoted £m	Unquoted[a] £m	Value £m	% of total fair value of scheme assets %	Quoted £m	Unquoted[a] £m	Value £m	% of total fair value of scheme assets %
As at 31 December 2022
Equities	113	—	113	0.5	—	—	—	—
Private equities	—	2,734	2,734	10.8	—	2,734	2,734	11.1
Bonds - fixed government	1,353	—	1,353	5.3	1,098	—	1,098	4.4
Bonds - index-linked government	9,847	—	9,847	38.9	9,829	—	9,829	39.9
Bonds - corporate and other	5,884	1,551	7,435	29.3	5,690	1,551	7,241	29.3
Property	13	1,310	1,323	5.2	—	1,310	1,310	5.3
Infrastructure	793	790	1,583	6.2	793	790	1,583	6.4
Hedge funds	11	1,362	1,373	5.4	—	1,362	1,362	5.5
Derivatives	(20)	(1,837)	(1,857)	(7.3)	(20)	(1,837)	(1,857)	(7.5)
Longevity reinsurance contracts	—	(123)	(123)	(0.5)	—	(123)	(123)	(0.5)
Cash and liquid assets[b]	(1,776)	3,286	1,510	6.0	(1,789)	3,286	1,497	6.1
Mixed investment funds	11	—	11	—	—	—	—	—
Other	7	51	58	0.2	—	6	6	—
Fair value of scheme assets	16,236	9,124	25,360	100.0	15,601	9,079	24,680	100.0

As at 31 December 2021
Equities	294	—	294	0.8	167	—	167	0.5
Private equities	—	3,113	3,113	8.8	—	3,113	3,113	9.0
Bonds - fixed government	2,384	161	2,545	7.2	2,080	161	2,241	6.5
Bonds - index-linked government	15,375	—	15,375	43.5	15,352	—	15,352	44.4
Bonds - corporate and other	7,451	1,498	8,949	25.2	7,214	1,498	8,712	25.1
Property	14	1,490	1,504	4.2	—	1,490	1,490	4.3
Infrastructure	—	1,815	1,815	5.1	—	1,815	1,815	5.2
Hedge funds	—	1,365	1,365	3.8	—	1,365	1,365	3.9
Derivatives	1	10	11	—	1	10	11	—
Longevity reinsurance contract	—	—	—	—	—	—	—	—
Cash and liquid assets[b]	(1,865)	2,275	410	1.2	(1,878)	2,275	397	1.1
Mixed investment funds	9	—	9	—	—	—	—	—
Other	20	57	77	0.2	—	15	15	—
Fair value of scheme assets[c]	23,683	11,784	35,467	100.0	22,936	11,742	34,678	100.0
Notes
a Valuation of unquoted assets is provided by the underlying managers or qualified independent valuers. Valuations of complex instruments are based on UKRF custodian valuations. The valuation for some of the unquoted assets, in particular Private equities, is based on valuations as at 30 September 2022 adjusted by cash flows, these being the latest available valuations as at the point of publication. All valuations are determined in accordance with relevant industry guidance.
b Cash and liquid assets for the UKRF consists of £521m (2021: £488m) Cash, £80m (2021: £93m) Receivables/payables, £3,286m (2021:£2,275m) Pooled cash funds and £(2,390)m (2021: £(2,459)m) Repurchase agreements.
c The asset allocation for 2021 has been re-presented to reflect the re-interpretation of the asset classifications as well as a reclassification of £1.2bn between unquoted/quoted bonds, in a manner that management believes better represents the underlying nature of the assets.

Included within the fair value of UKRF scheme assets was nil (2021: nil) relating to shares in Barclays PLC and nil (2021: nil) relating to bonds issued by Barclays PLC. The UKRF also invests in pooled investment vehicles which may hold shares or debt issued by Barclays PLC.
There has been no significant change in the UKRF investment strategy over the year, however, given the movement in the gilt and bond yields over the year, the relative weights of assets classes have changed. No additional support from the Group was required in response to the market volatility experienced over the year.
The UKRF assets as at 31 December 2021 do not include the Senior Notes referred to in the section below on Triennial Valuation, as these were non-transferable instruments and not recognised under IAS 19. The Senior Notes were redeemed in December 2022, and the redemption proceeds are now included in Cash and Liquid Assets as at 31 December 2022.
Approximately 34% of the UKRF assets are invested in liability-driven investment strategies; primarily UK gilts as well as interest rate and inflation swaps. These swaps are used to better match the assets to its liabilities. The swaps are used to reduce the scheme’s inflation and duration risks against its liabilities.

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	405

Notes to the financial statements (continued)
Employee benefits
The UKRF employs derivative instruments, where appropriate, to match assets more closely to liabilities, or to achieve a desired exposure or return. The value of assets shown reflects the assets held by the UKRF, with any derivative holdings reflected on a fair value basis. The UKRF uses repurchase agreements and reverse repurchase agreements to achieve the Trustee’s liability hedging objective. Investment managers are allowed to undertake repo transactions on the UKRF’s existing gilt holdings to raise cash with which to buy additional gilts for efficient portfolio management; and reverse repo transactions to receive gilts and be paid a fee for providing cash.
For information on the UKRF Trustee’s approach to Responsible Investment and Climate Risk, in the context of managing the UKRF, please refer to the UKRF Trustee website at https://epa.towerswatson.com/accounts/barclays/public/barclays-bank-responsible-investment-policy/.
Triennial valuation
The latest triennial actuarial valuation of the UKRF showed a funding surplus of £2.0bn at 30 September 2022 (2021 update: £0.6bn surplus). The improvement was mainly due to £294m of deficit reduction contributions, changes to views on life expectancy and inflationary returns on assets relative to liabilities being better than expected.
The main differences between the funding and accounting assumptions are a different approach to setting the discount rate and a more conservative longevity assumption for funding.
As the UKRF has a funding surplus, the 2023 deficit reduction contribution (£286m), agreed as part of the 2019 triennial actuarial valuation, is no longer required, and a new recovery plan was not required.
As part of the 2022 triennial valuation, the Trustee and Barclays Bank PLC agreed an annual adequacy test on a basis more prudent than the IAS 19 or funding bases. Should the UKRF be sufficiently funded on this basis, the regular employer contributions to the UKRF to fund future Afterwork accrual will not be required in the following calendar year. The test will be reviewed at the 2025 triennial valuation.
The next funding valuation of the UKRF is due to be completed in 2026 with an effective date of 30 September 2025.
Subscription for Fixed rate notes
During 2019 and 2020 the UKRF subscribed for non-transferable listed senior fixed rate notes for £1,250m, backed by UK gilts (the Senior Notes). These investments were partially financed by £1,000m deficit reduction contributions. The Senior Notes were issued by two entities consolidated in the Barclays Bank Group under IFRS 10: Heron Issuer Limited (Heron) for £500m and Heron Issuer Number 2 Limited (Heron 2) for £750m. The Senior Notes entitled the UKRF to semi-annual coupon payments for five years, and full repayment in cash in three tranches: £250m in 2023, £750m in 2024 and £250m at final maturity in 2025. Heron and Heron 2 acquired a total of £1,500m of gilts from Barclays Bank PLC for cash to support payments on the Senior Notes. Barclays Bank PLC subscribed for the junior notes issued by Heron and Heron 2 for £250m. The regulatory capital impact, which otherwise would have occurred in 2019 and 2020 from the regular deficit reduction contributions, would have been deferred until 2023, 2024 and 2025 upon maturity of the Senior Notes.
As part of the planned early unwind of these transactions disclosed in Barclays PLC’s Q1 2022 Results Announcement, Barclays Bank PLC purchased the Senior Notes at fair value from the UKRF for cash in December 2022. The UKRF’s investment in the Senior Notes did not qualify as a plan asset under IAS 19; so the purchase of the Senior Notes for cash increased IAS 19 plan assets by £1,250m and thereby accelerated the regulatory capital impact of the deficit reduction contributions to 2022 from 2023, 2024 and 2025. Barclays Bank PLC subsequently reacquired the gilts held by Heron and Heron 2 in exchange for the redemption of all the fixed rate notes. The gilts were disposed of by Barclays Bank PLC prior to year end.
Other support measures agreed which remain in place
Collateral – Barclays Bank PLC has entered into an agreement with the UKRF Trustee to provide collateral to cover at least 100% of any funding deficit with an overall cap of £9bn, to provide security for the UKRF funding deficit as it increases or decreases over time. The collateral pool is currently zero, reflecting the surplus funding position. The arrangement provides the UKRF Trustee with dedicated access to the pool of assets in the event of Barclays Bank PLC not paying a deficit reduction contribution to the UKRF or in the event of Barclays Bank PLC’s insolvency.
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
Defined benefit contributions paid with respect to the UKRF were as follows:

Contributions paid
£m
2022	1,785
2021	955
2020	748
There were nil (2021: nil) Section 75 contributions included within the Group’s contributions paid as no participating employers left the UKRF in 2022.
The Group’s expected contribution to the UKRF in respect of defined benefits in 2023 is £38m (2022: £546m). In addition, the expected contributions to UK defined contribution schemes in 2023 is £32m (2022: £33m) to the UKRF and £243m (2022: £221m) to the BPSP.

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	406

Notes to the financial statements (continued)
Scope of consolidation
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

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	407

Notes to the financial statements (continued)
Scope of consolidation
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
Regulatory requirements
Barclays’ principal subsidiary companies have assets and liabilities before intercompany eliminations of £1,962bn (2021: £1,833bn) and £1,869bn (2021: £1,737bn) respectively. Certain of these assets and liabilities are subject to prudential regulation and regulatory capital requirements in the countries in which they are regulated. These require entities to maintain minimum capital levels which cannot be returned to the parent company, Barclays PLC, on a going concern basis.
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
Other restrictions
The Group is required to maintain balances with central banks and other regulatory authorities, and these amounted to £3,457m (2021: £4,750m).

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	408

Notes to the financial statements (continued)
Scope of consolidation
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
▪Commercial Paper (CP) conduits: These entities issue CP and use the proceeds to lend to clients as part of the Group's multi-seller conduit programme. The Group has provided £20.8bn (2021: £17.2bn) in contractual liquidity facilities to the CP conduits that the Group consolidates. These amounts represent the maximum the conduits can lend externally. The amounts of CP conduit lending (drawn and undrawn) to unconsolidated structured entities can be seen in Other interests in unconsolidated structured entities under multi-seller conduit programme in the Nature of interest table.
▪Employee benefit trusts: The Group provides capital contributions to employee benefit trusts to enable them to meet obligations to employees in relation to share-based remuneration arrangements.
▪Tender Option Bond (TOB) trusts: During 2022, the Group provided undrawn liquidity facilities of £3.8bn (2021: £3.3bn) to consolidated TOB trusts. These trusts invest in fixed income instruments issued by state, local or other municipalities in the United States, funded by long-term senior floating-rate notes and junior residual securities.
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
The nature and extent of the Group’s interests in structured entities is summarised below:

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	409

Notes to the financial statements (continued)
Scope of consolidation

Summary of interests in unconsolidated structured entities
	Secured financing	Short-term traded interests	Traded derivatives	Other interests	Total
	£m	£m	£m	£m	£m
As at 31 December 2022
Assets
Trading portfolio assets	—	8,632	—	—	8,632
Financial assets at fair value through the income statement	75,166	—	—	2,459	77,625
Derivative financial instruments	—	—	4,555	—	4,555
Financial assets at fair value through other comprehensive income	—	—	—	423	423
Loans and advances at amortised cost	—	—	—	44,292	44,292
Reverse repurchase agreements and other similar secured lending	117	—	—	—	117
Other assets	—	—	—	69	69
Total assets	75,283	8,632	4,555	47,243	135,713
Liabilities					—
Derivative financial instruments	—	—	8,460	—	8,460

As at 31 December 2021
Assets
Trading portfolio assets	—	7,170	—	—	7,170
Financial assets at fair value through the income statement	61,816	—	—	3,490	65,306
Derivative financial instruments	—	—	5,160	—	5,160
Financial assets at fair value through other comprehensive income	—	—	—	91	91
Loans and advances at amortised cost	—	—	—	28,227	28,227
Reverse repurchase agreements and other similar secured lending	104	—	—	—	104
Other assets	—	—	—	17	17
Total assets	61,920	7,170	5,160	31,825	106,075
Liabilities
Derivative financial instruments	—	—	9,543	—	9,543
Secured financing arrangements, short-term traded interests and traded derivatives are typically managed under Market risk management policies described in the Market risk management section which includes an indication of the change of risk measures compared to last year. For this reason, the total assets of these entities are not considered meaningful for the purposes of understanding the related risks and so have not been presented. Other interests include conduits and lending where the interest is driven by normal customer demand. As at 31 December 2022, there were 6,267 (2021: 5,891) structured entities that Barclays entered into transactions with.
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
Traded derivatives
The Group enters into a variety of derivative contracts with structured entities which reference market risk variables such as interest rates, equities, foreign exchange rates and credit indices among other things. The main derivative types which are considered interests in structured entities include equity options, index-based and entity-specific credit default swaps, and total return swaps. Interest rate swaps and foreign exchange derivatives that are not complex and which expose the Group to insignificant credit risk by being senior in the payment waterfall of a securitisation and derivatives that are determined to introduce risk or variability to a structured entity are not considered to be an interest in an entity and have been excluded from the disclosures.
A description of the types of derivatives and the risk management practices are detailed in Note 14. The risk of loss may be mitigated through ongoing margining requirements as well as a right to cash flows from the structured entity which are senior in the payment

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	410

Notes to the financial statements (continued)
Scope of consolidation
waterfall. Such margining requirements are consistent with market practice for many derivative arrangements and in line with the Group’s normal credit policies.
Derivative transactions require the counterparty to provide cash or other collateral under margining agreements to mitigate counterparty credit risk. The Group is mainly exposed to settlement risk on these derivatives which is mitigated through daily margining. Total notional contract amounts were £244,780m (2021: £217,055m).
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

Nature of interest
	Multi-seller conduit programme	Lending	Other	Total	Of which: Barclays owned, not consolidated entities[a]
	£m	£m	£m	£m	£m
As at 31 December 2022
Financial assets at fair value through the income statement	—	59	2,400	2,459	2,284
Financial assets at fair value through other comprehensive income	—	220	203	423	—
Loans and advances at amortised cost	8,681	22,069	13,542	44,292	—
Other assets	32	33	4	69	—
Total on-balance sheet exposures	8,713	22,381	16,149	47,243	2,284
Total off-balance sheet notional amounts	10,552	10,926	—	21,478	—
Maximum exposure to loss	19,265	33,307	16,149	68,721	2,284
Total assets of the entity	66,504	160,002	88,779	315,285	8,690

As at 31 December 2021
Financial assets at fair value through the income statement	—	70	3,420	3,490	3,335
Financial assets at fair value through other comprehensive income	—	53	38	91	—
Loans and advances at amortised cost	5,184	14,538	8,505	28,227	—
Other assets	8	4	5	17	—
Total on-balance sheet exposures	5,192	14,665	11,968	31,825	3,335
Total off-balance sheet notional amounts	11,015	9,426	—	20,441	—
Maximum exposure to loss	16,207	24,091	11,968	52,266	3,335
Total assets of the entity	65,441	166,238	52,873	284,552	11,513
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

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	411

Notes to the financial statements (continued)
Scope of consolidation
specific to the circumstances of each loan with additional guarantees and collateral sought from the sponsor of the structured entity for certain arrangements. During the period the Group incurred an impairment of £32m (2021: £28m) against such facilities.
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
Assets transferred to sponsored unconsolidated structured entities
Barclays is considered to sponsor another entity if: it had a key role in establishing that entity, it transferred assets to the entity, the Barclays name appears in the name of the entity or it provides guarantees on the entity’s performance. As at 31 December 2022, assets transferred to sponsored unconsolidated structured entities were £1,665m (2021: £1,662m).

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	412

Notes to the financial statements (continued)
Scope of consolidation
36 Investments in associates and joint ventures
Accounting for associates and joint ventures
The Group applies IAS 28 Investments in Associates and IFRS 11 Joint Arrangements. Associates are entities in which the Group has significant influence, but not control, over the operating and financial policies. Generally the Group holds more than 20% but less than 50% of their voting shares. Joint ventures are arrangements where the Group has joint control and rights to the net assets of the entity.
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
The equity accounted associates include the Group's investment in the Business Growth Fund £669m (2021: £699m) which has increased due to a fair value gain in its investments by £(21)m (2021: £220m).

	2022			2021
	Associates	Joint ventures	Total	Associates	Joint ventures	Total
	£m	£m	£m	£m	£m	£m
Equity accounted	695	227	922	722	277	999
Held at fair value through profit or loss	—	435	435	—	444	444
Total	695	662	1,357	722	721	1,443
Summarised financial information for the Group’s equity accounted associates and joint ventures is set out below. The amounts shown are the Group’s share of the net income of the investees for the year ended 31 December 2021, with the exception of certain undertakings for which the amounts are based on accounts made up to dates not earlier than three months before the balance sheet date.

	Associates		Joint ventures
	2022	2021	2022	2021
	£m	£m	£m	£m
Profit/(loss) from continuing operations	(21)	219	26	35
Other comprehensive income/(loss)	—	1	1	5
Total comprehensive income/(loss) from continuing operations	(21)	220	27	40
Unrecognised shares of the losses of individually immaterial associates and joint ventures were £nil (2021: £nil).
The Group has provided £nil (2021: £nil) to its joint ventures and associates. The Barclays drawn commitments to finance or otherwise provide resources to its joint ventures and associates are £474m (2021: £482m) The Barclays share of the associates and joint ventures unutilised credit facilities commitments amounted to £1,796m (2021: £1,760m).

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	413

Notes to the financial statements (continued)
Scope of consolidation
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
The following table shows the carrying amount of securitised assets that have not resulted in full derecognition, together with the associated liabilities, for each category of asset on the balance sheet:

	2022				2021
	Assets		Liabilities		Assets		Liabilities
	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value
	£m	£m	£m	£m	£m	£m	£m	£m
Loans and advances at amortised cost
Credit cards, unsecured and other retail lending	5,324	5,761	(1,537)	(1,460)	1,262	1,382	(1,225)	(1,219)
Mortgage Loans	496	439	(20)	(20)	0	0	0	0
Financial assets at FVTPL
Mortgage Loans	330	330	0	0	41	41	0	0
Total	6,150	6,530	(1,557)	(1,480)	1,303	1,423	(1,225)	(1,219)
Balances included within loans and advances at amortised cost represent securitisations where substantially all the risks and rewards of the asset have been retained by the Group and balances included within Financial assets at FVTPL represent securitisations where the risks and rewards are neither substantially transferred nor retained.
The relationship between the transferred assets and the associated liabilities is that holders of notes may only look to cash flows from the securitised assets for payments of principal and interest due to them under the terms of their notes, although the contractual terms of their notes may be different to the maturity and interest of the transferred assets.
If Barclays transfers a financial asset but does not transfer or retain substantially all the risk and rewards of the asset and retains control over it, the transferred assets is recognised to the extent of Barclays’ continuing involvement. In 2022, financial assets of £828m (2021: £249m) were transferred in this manner and the carrying value of the asset representing continued involvement is included in the table above.
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

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	414

Notes to the financial statements (continued)
Scope of consolidation
The table below shows the potential financial implications of such continuing involvement:

	Continuing involvement[a]			Gain from continuing involvement
	Carrying amount	Fair value	Maximum exposure to loss	For the year ended	Cumulative to 31 December
Type of transfer	£m	£m	£m	£m	£m
2022
Asset backed securities	8	8	8	1	3
Residential mortgage backed securities	913	907	913	18	22
Commercial mortgage backed securities	412	357	412	5	16
Total	1,333	1,272	1,333	24	41

2021
Asset backed securities	25	25	25	1	2
Residential mortgage backed securities	574	574	574	3	4
Commercial mortgage backed securities	311	307	311	5	11
Total	910	906	910	9	17
Note
a    Assets which represent the Group’s continuing involvement in derecognised assets are recorded in Loans and advances at amortised cost and Debt securities at FVTPL.

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	415

Notes to the financial statements (continued)
Scope of consolidation
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
Assets pledged or transferred as collateral include all assets categorised as encumbered in the disclosure on pages 180 to 182 of the Barclays PLC Pillar 3 Report 2022 (unaudited), other than those held in commercial paper conduits. In these transactions, the Group will be required to step in to provide financing itself under a liquidity facility if the vehicle cannot access the commercial paper market.
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
The following table summarises the nature and carrying amount of the assets pledged as security against these liabilities:

	2022	2021
	£m	£m
Cash collateral and settlements	78,996	66,138
Loans and advances at amortised cost	64,772	65,216
Trading portfolio assets	63,969	71,518
Financial assets at fair value through the income statement	8,220	5,595
Financial assets at fair value through other comprehensive income	18,210	13,748
Assets pledged	234,167	222,215
The following table summarises the transferred financial assets and the associated liabilities. The transferred assets represent the gross carrying value of the assets pledged and the associated liabilities represent the IFRS balance sheet value of the related liability recorded on the balance sheet:

	Transferred assets	Associated liabilities
	£m	£m
At 31 December 2022
Derivatives	79,474	(79,474)
Repurchase agreements	74,291	(46,617)
Securities lending arrangements	67,554	—
Other	12,848	(11,055)
	234,167	(137,146)

At 31 December 2021
Derivatives	66,744	(66,744)
Repurchase agreements	71,820	(49,543)
Securities lending arrangements	69,316	—
Other	14,335	(12,121)
	222,215	(128,408)
For repurchase agreements the difference between transferred assets and the associated liabilities is predominantly due to IFRS netting. Included within Other are agreements where a counterparty's recourse is limited to the transferred assets. The relationship between the gross transferred assets and the associated liabilities is that holders of notes may only look to cash flows from the securitised assets for payments of principal and interest due to them under the terms of their notes.

	Carrying value		Fair value
	Transferred assets	Associated liabilities	Transferred assets	Associated liabilities	Net position
	£m	£m	£m	£m	£m
2022
Recourse to transferred assets only	6,150	(1,557)	6,530	(1,480)	5,050
2021
Recourse to transferred assets only	1,303	(1,225)	1,423	(1,219)	204
The Group has an additional £5.3bn (2021: £5.8bn) of loans and advances within its asset backed funding programmes that can readily be used to raise additional secured funding and are available to support future issuances.

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	416

Notes to the financial statements (continued)
Scope of consolidation
Collateral held as security for assets
Under certain transactions, including reverse repurchase agreements and stock borrowing transactions, the Group is allowed to resell or re-pledge the collateral held. The fair value at the balance sheet date of collateral accepted and re-pledged or transferred to others was as follows:

	2022	2021
	£m	£m
Fair value of securities accepted as collateral	988,340	928,999
Of which fair value of securities re-pledged/transferred to others	892,026	814,448
Additional disclosure has been included in collateral and other credit enhancements in the Risk review section. Assets pledged as collateral include all assets categorised as encumbered in the disclosure on pages 180 to 182 of the Barclays PLC Pillar 3 Report 2022 (unaudited).

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	417

Notes to the financial statements (continued)
Other disclosure matters
Other disclosure matters
The notes included in this section focus on related party transactions, Auditor's remuneration and Directors’ remuneration. Related parties include any subsidiaries, associates, joint ventures and Key Management Personnel.
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
Amounts included in the Group’s financial statements, in aggregate, by category of related party entity are as follows:

	Associates	Joint ventures	Pension funds
	£m	£m	£m
For the year ended and as at 31 December 2022
Total income	(2)	91	5
Credit impairment charges	—	—	—
Operating expenses	(15)	—	(1)
Total assets	—	1,336	3
Total liabilities	408	—	166
For the year ended and as at 31 December 2021
Total income	—	50	5
Credit impairment charges	—	—	—
Operating expenses	(20)	—	(1)
Total assets	—	1,278	3
Total liabilities	177	—	81
Total liabilities includes derivatives transacted on behalf of the pension funds of £110m (2021: £18m).
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
The Group provides banking services to Key Management Personnel and persons connected to them. Transactions during the year and the balances outstanding were as follows:

Loans outstanding
	2022	2021
	£m	£m
As at 1 January	7.8	9.2
Loans issued during the year[a]	1.4	0.4
Loan repayments during the year[b]	(1.7)	(1.8)
As at 31 December	7.5	7.8
Notes
a    Includes loans issued to existing Key Management Personnel and new or existing loans issued to newly appointed Key Management Personnel.
b    Includes loan repayments by existing Key Management Personnel and loans to former Key Management Personnel.

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	418

Notes to the financial statements (continued)
Other disclosure matters
No allowances for impairment were recognised in respect of loans to Key Management Personnel (or any connected person).

Deposits outstanding
	2022	2021
	£m	£m
As at 1 January	9.1	10.4
Deposits received during the year[a]	47.9	37.6
Deposits repaid during the year[b]	(41.8)	(38.9)
As at 31 December	15.2	9.1
Notes
a    Includes deposits received from existing Key Management Personnel and new or existing deposits received from newly appointed Key Management Personnel.
b    Includes deposits repaid by existing Key Management Personnel and deposits of former Key Management Personnel.

Total commitments outstanding
Total commitments outstanding refers to the total of any undrawn amounts on credit cards and/or overdraft facilities provided to Key Management Personnel. Total commitments outstanding as at 31 December 2022 were £0.5m (2021: £0.6m).
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
Remuneration of Key Management Personnel
Total remuneration awarded to Key Management Personnel below represents salaries, short term benefits and pensions contributions received during the year and awards made as part of the latest remuneration decisions in relation to the year. Costs recognised in the income statement reflect the accounting charge for the year included within operating expenses. The difference between the values awarded and the recognised income statement charge principally relates to the recognition of costs for deferred awards. Figures are provided for the period that individuals met the definition of Key Management Personnel.

	2022	2021
	£m	£m
Salaries and other short-term benefits	32.4	37.8
Pension costs	—	—
Other long-term benefits	7.8	8.5
Share-based payments	9.8	12.2
Employer social security charges on emoluments	6.7	7.2
Costs recognised for accounting purposes	56.7	65.7
Employer social security charges on emoluments	(6.7)	(7.2)
Other long-term benefits – difference between awards granted and costs recognised	—	3.1
Share-based payments – difference between awards granted and costs recognised	6.5	6.9
Total remuneration awarded	56.5	68.5
Disclosure required by the Companies Act 2006
The following information regarding the Barclays PLC Board of Directors is presented in accordance with the Companies Act 2006:

	2022	2021
	£m	£m
Aggregate emoluments[a]	9.3	8.2
Amounts paid under LTIPs[b]	0.4	1.2
	9.7	9.4
Notes
a    The aggregate emoluments include amounts paid for the 2022 year. In addition, deferred share awards for 2022 with a total value at grant of £2.3m (2021: £1.4m) will be made to C.S. Venkatakrishnan and Tushar Morzaria which will only vest subject to meeting certain conditions.
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

There were no pension contributions paid to defined contribution schemes on behalf of Directors (2021: £nil). There were no notional pension contributions to defined contribution schemes.
As at 31 December 2022, there were no Directors accruing benefits under a defined benefit scheme (2021: nil).
Directors’ and Officers’ shareholdings and options
The beneficial ownership of ordinary share capital of Barclays PLC by all Directors and Officers of Barclays PLC (involving 23 persons) at 31 December 2022 amounted to 15,944,986 (2021: 17,876,352) ordinary shares of 25p each (0.11% of the ordinary share capital outstanding).
As at 31 December 2022, Executive Directors and Officers of Barclays PLC (involving 11 persons) held options to purchase a total of 62,268 (2021: 62,268) Barclays PLC ordinary shares of 25p each at a weighted average price of 93p under Sharesave.

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	419

Notes to the financial statements (continued)
Other disclosure matters
Advances and credit to Directors and guarantees on behalf of Directors
In accordance with Section 413 of the Companies Act 2006, the total amount of advances and credits made available in 2022 to persons who served as Directors during the year was £0.2m (2021: £0.2m). The total value of guarantees entered into on behalf of Directors during 2022 was £nil (2021: £nil).
40 Auditor’s remuneration
Auditor’s remuneration is included within consultancy, legal and professional fees in administration and general expenses and comprises:

	2022	2021	2020
	£m	£m	£m
Audit of the Barclays Group's annual accounts	10	9	9
Other services:
Audit of the Company's subsidiaries[a]	48	41	38
Other audit related fees[b]	11	10	10
Other services	2	2	2
Total Auditor's remuneration	71	62	59
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
Audit scope changes are finalised following the completion of the audit and recognised when agreed. The 2022 audit fee includes £2m (2021: £3m) relating to the previous year’s audit.
Under SEC regulations the remuneration of our auditors is required to be presented as follows: audit fees £64m (2021: £55m, 2020: £52m), audit-related fees £6m (2021: £6m, 2020: £6m), tax fees £nil (2021: £nil, 2020: £nil), and all other fees £1m (2021: £1m, 2020: £1m).
41 Interest rate benchmark reform
Following the financial crisis, the reform and replacement of benchmark interest rates such as LIBOR has been a priority for global regulators. As a result, the UK’s Financial Conduct Authority (FCA) and other global regulators instructed market participants to prepare for the cessation of most LIBOR rates after the end of 2021, and to adopt “Risk-Free Rates” (RFRs).
Pursuant to FCA announcements during 2021, panel bank submissions for all GBP, JPY, EUR and CHF LIBOR tenors ceased after 31 December 2021. For USD, certain actively used tenors will continue to be provided until end June 2023 in their current form, however in line with the US banking regulators’ joint statement, Barclays ceased issuing or entering into new contracts that use USD LIBOR as a reference rate from 31 December 2021, other than in relation to those allowable use cases set out under the FCA's prohibition notice (ref 21A). These include, amongst others, market making in support of client activity; or transactions that reduce or hedge Barclays' or any client of Barclays' USD LIBOR exposure on contracts entered into before 1 January 2022.
The Group’s exposure to rates subject to benchmark interest rate reform has been predominantly to GBP, USD, JPY and CHF LIBOR and Euro Overnight Index Average (EONIA) in addition to GBP LIBOR ICE Swap Rate, JPY LIBOR Tokyo Swap Rate and USD LIBOR ICE Swap Rate, with the vast majority concentrated in derivatives within the Investment Bank. Some additional exposure exists on floating rate loans and advances, repurchase and securities lending agreements and debt securities held and issued within the Corporate and Investment Bank. Following transition activity in late 2021 and early 2022, almost all GBP LIBOR, GBP LIBOR ICE Swap Rate, JPY LIBOR and JPY LIBOR Tokyo Swap Rate and CHF LIBOR and EONIA positions (“2021 scope”) have transitioned onto RFRs and while there are a number of benchmarks yet to cease, the Group’s risk exposure is now mainly to USD LIBOR and the USD LIBOR ICE Swap Rate.
There are key differences between IBORs and RFRs. IBORs are ‘term rates’, which means that they are published for a borrowing period (for example three months) and they are ‘forward-looking’, because they are published at the beginning of a borrowing period, based upon an estimated inter-bank borrowing cost for the period. RFRs are based upon overnight rates from actual transactions and are therefore published after the end of the overnight borrowing period. Furthermore, IBORs include term and credit risk premiums. Therefore, to transition existing contracts and agreements to RFRs, adjustments for term and credit differences may need to be applied to RFR-linked rates. The methodologies for these adjustments have been determined through in-depth consultations by industry working groups, on behalf of the respective global regulators and related market participants.
How the Group is managing the transition to alternative benchmark rates
Barclays has established a Group-wide LIBOR Transition Programme. The Transition Programme spans all business lines and has cross-functional governance which includes Legal, Compliance, Conduct Risk, Risk and Finance. The Transition Programme aims to drive strategic execution and identify, manage and resolve key risks and issues as they arise. Barclays continues to provide quarterly updates on progress and exposures to the PRA/FCA and other regulators as required.
The Transition Programme follows a risk-based approach, using recognised ‘change delivery’ control standards. Accountable Executives are in place within key working groups and workstreams, with overall Board oversight delegated to the Board Risk Committee.
Approaches to USD LIBOR and USD LIBOR ICE Swap Rate exposure transition vary by product and nature of counterparty. The Group has engaged with counterparties to transition or include robust fallback provisions where not already agreed in contracts with maturities after June 2023, when USD LIBOR and the USD LIBOR ICE Swap Rate will either cease to be published or cease to be published, in its current form. Any fallback provision will provide the relevant replacement rate, in the case of the ISDA 2020 IBOR Fallbacks Protocol this is the RFR plus a credit adjustment spread. For bilateral derivative exposure, adherence to the relevant ISDA

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	420

Notes to the financial statements (continued)
Other disclosure matters
Fallback Protocols have provided Barclays with an efficient mechanism to amend outstanding trades to incorporate fallbacks. Beyond the ISDA 2020 IBOR Fallbacks Protocol and the ISDA 2021 Fallbacks Protocol, another option has been to bilaterally amend terms with counterparties. Derivative contracts facing central clearing counterparties (CCP) will follow a market-wide, standardised approach to reform through a series of CCP-led conversions, similar to those used for GBP, JPY and CHF LIBOR and EONIA.
GBP and JPY LIBOR ceased to be published in their original form from the end of 2021 and synthetic versions of GBP and JPY LIBOR have been made available for a limited period of time. This was to help mitigate the risk of widespread disruption to legacy LIBOR contracts which had not transitioned by end 2021, when the GBP and JPY panel bank submissions ended. The FCA has reiterated that any synthetic LIBOR tenors are only a bridge to give time to transition to appropriate alternative RFRs and not a permanent solution. Barclays continues to monitor, assess and limit the reliance on synthetic LIBOR.
On 29th September 2022 the FCA announced that the 1- and 6- month synthetic GBP LIBOR tenors would cease immediately after 31st March 2023 and confirmed that the synthetic JPY LIBOR tenors would cease permanently at end 2022.
On 23rd November 2022 the FCA announced that the 3-month synthetic GBP LIBOR tenor will cease at end March 2024 and that the overnight and 12-month USD LIBOR tenors will cease at end June 2023. The FCA also proposed that the 1-, 3- and 6-month USD LIBOR tenors should be published under a synthetic methodology for a temporary period until end September 2024. A final decision from the FCA is expected by early in the second quarter of 2023.
US Federal legislation (the Adjustable Interest Rate (LIBOR) Act) has been enacted which provides a solution for contracts governed under US law which reference USD LIBOR but do not have adequate fallbacks. The effect of this legislation on in scope agreements will be to deem all references to USD LIBOR to the replacement Secured Overnight Financing Rate (SOFR) with the additional benefit of statutory contract continuity and safe harbour protection. This contrasts with the legislation implemented in the UK which provides for statutory contract continuity with safe harbour protection only for the administrator and could expose market participants to additional litigation risk.
Progress made during 2022
During 2022, Barclays delivered technology and business process changes required to ensure operational readiness in preparation for transitions to RFRs for those benchmark rates ceasing June 2023, this included new RFR product capabilities and alternatives to LIBOR across loans, bonds, repurchase and securities lending transactions and derivatives. Barclays continued to monitor and address its unremediated exposure to 2021 scope; noting that this exposure, excluding secondary traded loans and bonds, was reduced to £2bn gross notional as at 31 December 2022, which accounts for less than 0.2% of baseline exposure for 2021 scope. Of this, £1.2bn relates to undrawn lending facilities with £1.1bn of this made up of syndicated loans where transition is led by a third-party agent. The remaining £0.8bn is predominantly made up of bilateral derivatives without appropriate fallbacks. Work is ongoing with clients and agents, as appropriate, to address the outstanding unremediated exposures.
Barclays is now focused on transition of legacy positions related to USD LIBOR and USD LIBOR ICE Swap Rate (and other in-scope IBORs) and remains on track to meet the associated industry deadlines. In the first half of 2022, Barclays successfully transitioned all uncommitted lending exposures.
Risks to which the Group is exposed as a result of the transition
Global regulators and central banks in the UK, US, EU and APAC have been driving international efforts to reform key benchmark interest rates and indices, such as LIBOR, which are used to determine the amounts payable under a wide range of transactions and make them more reliable and robust. These benchmark reforms have resulted in significant changes to the methodology and operation of certain benchmarks and indices, the adoption of RFRs, the discontinuation of certain reference rates (including LIBOR), and the introduction of implementing legislation and regulations. Notwithstanding these developments, given the unpredictable consequences of benchmark reform, any of these developments could have an adverse impact on market participants, including the Group, in respect of any financial instruments linked to, or referencing, any of these benchmark interest rates.
Uncertainty associated with such potential changes include:
•the availability and/or suitability of alternative RFRs,
•the participation of customers and third-party market participants in the transition process
•challenges with respect to required documentation changes; and
•impact of legislation to deal with ‘certain legacy’ contracts that cannot convert into RFRs or add RFR fallbacks before cessation of the benchmark they reference.
This uncertainty may adversely affect a broad range of transactions (including any securities, loans, repurchase and securities lending transactions and derivatives which use LIBOR or any other affected benchmark to determine the amount of interest payable that are included in the Group’s financial assets and liabilities) that use these reference rates and indices, and present a number of risks for the Group, including, but not limited to:
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

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	421

Notes to the financial statements (continued)
Other disclosure matters
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
Any of these factors may have a material adverse effect on the Group’s business, results of operations, financial condition, prospects, and reputation. While a number of the above risks in relation to transition of legacy 2021 scope onto RFRs have been substantially mitigated, they remain relevant in relation to USD LIBOR transitions.
The Group does not expect material changes to its risk management approach and strategy as a result of interest rate benchmark reform.
The following tables summarise USD LIBOR and USD LIBOR ICE Swap Rate non-derivatives exposures due to mature post 30 June 2023, when USD LIBOR and the USD LIBOR ICE Swap Rate will either cease to be published or cease to be published, in its current form:

USD LIBOR	2022	2021
As at 31 December	£m	£m
Non-derivative financial assets
Loans and advances at amortised cost	8,659	15,812
Reverse repurchase agreements and other similar secured lending	—	186
Financial assets at fair value through the income statement	4,282	8,538
Financial assets at fair value through other comprehensive income	—	—
Non-derivative financial assets	12,941	24,536
Non-derivative financial liabilities
Debt securities in issue	(9,062)	(6,137)
Subordinated liabilities	(1,132)	(1,088)
Financial liabilities designated at fair value	(1,740)	(212)
Non-derivative financial liabilities	(11,934)	(7,437)
Equity
Other equity instruments	(1,786)	(3,374)
Standby facilities, credit lines and other commitments[a]	68,118	42,767

Note
a    For year ended 2021, multi currency loan facilities are reported in the currency which needs to be remediated first, which were mainly non-USD. As the non-USD rates transitioned, this has resulted in a corresponding increase in USD LIBOR exposure for year ended 2022 as USD LIBOR exposure is yet to transition.

Balances reported at amortised cost are disclosed at their gross carrying value and do not include any expected credit losses that may be held against them.
The following tables summarise USD LIBOR and USD LIBOR ICE Swap Rate derivative exposures due to mature post 30 June 2023:

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	422

Notes to the financial statements (continued)
Other disclosure matters

USD LIBOR	2022	2021
	£m	£m
Derivative notional contract amount
OTC interest rate derivatives	2,594,268	2,283,236
OTC interest rate derivatives - cleared by central counterparty	2,137,245	2,228,399
Exchange traded interest rate derivatives	337,535	466,339
OTC foreign exchange derivatives	84	461,680
OTC equity and stock index derivatives	1,261	9,949
Derivative notional contract amount	5,070,393	5,449,603
Derivatives are reported using the notional contract amount
As at 31 December 2022 the Group also had £9bn (2021: £9bn) of Barclays issued debt retained by the group, impacted by the interest rate benchmark reform, in USD LIBOR.
Fallback clauses
The USD LIBOR and USD LIBOR ICE Swap Rate as at 31 December 2022 exposure has been broken up into those with robust fallbacks and those without. Fallbacks here are defined as any mechanism involving a ‘switch’ or ‘hardwire’ or a contractual agreement to automatically transition to an agreed rate. One of the most commonly used market solutions to incorporate fallback provisions into certain legacy non-cleared derivative agreements are the ISDA Fallbacks Protocols, namely the ISDA 2020 IBOR Fallbacks Protocol and the ISDA 2021 Fallbacks Protocol published in October 2020. Market participants who have adhered to the relevant ISDA Fallbacks Protocol agree, between adhering parties, that their legacy non-cleared contracts will be amended to include the relevant fallback provisions.
The following table presents a breakdown of USD LIBOR and USD LIBOR ICE Swap Rate non-derivative exposures with robust fallbacks in place and those without as at 31 December 2022:

USD LIBOR	With robust fallback clause	Without robust fallback clause
As at 31 December 2022	£m	£m
Non-derivative financial assets
Loans and advances at amortised cost	7,770	889
Financial assets at fair value through the income statement	4,282	—
Non-derivative financial assets	12,052	889
Non-derivative financial liabilities
Debt securities in issue	(9,062)	—
Subordinated liabilities	(1,132)	—
Financial liabilities designated at fair value	(1,740)	—
Non-derivative financial liabilities	(11,934)	—
Equity
Other equity instruments	(1,786)	—
Standby facilities, credit lines and other commitments	64,632	3,486
The following table presents a breakdown of USD LIBOR and USD LIBOR ICE Swap Rate derivative exposures with robust fallbacks in place and those without as at 31 December 2022:

USD LIBOR	With robust fallback clause	Without robust fallback clause
As at 31 December 2022	£m	£m
Derivative notional contract amount
OTC interest rate derivatives	2,538,218	56,050
OTC interest rate derivatives - cleared by central counterparty	2,137,245	—
Exchange traded interest rate derivatives	337,535	—
OTC foreign exchange derivatives	84	—
OTC equity and stock index derivatives	770	491
Derivative notional contract amount	5,013,852	56,541
The majority of USD LIBOR and USD LIBOR ICE Swap Rate exposures are already covered by fallbacks as a result of the 2020 ISDA IBOR Fallbacks Protocol and the June 2022 Benchmark Module of the ISDA 2021 Fallbacks Protocol which relevant Barclays entities have adhered to.

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	423

Notes to the financial statements (continued)
Other disclosure matters
42 Barclays PLC (the Parent company)
Total income
Dividends received from subsidiaries
Dividends received from subsidiaries of £2,797m (2021: £1,356m, 2020: £763m) relates to dividends received from Barclays Execution Services Limited £1,080m, Barclays Bank UK PLC £1,010m, Barclays Principal Investments Limited £507m and Barclays Bank PLC £200m.
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
Other expenses
Other expenses of £654m (2021: £659m income, 2020: £1,192m income) includes fair value and foreign exchange losses of £1,673m (2021: £250m, 2020: £248m) on positions with subsidiaries partially offset by £905m (2021: £804m, 2020: £857m) of income received from gross coupon payments on Barclays Bank PLC and Barclays Bank UK PLC-issued AT1 securities.
Total assets and liabilities
Investment in subsidiaries
The investment in subsidiaries of £64,544m (2021: £62,528m) predominantly relates to investments in the ordinary shares of Barclays Bank PLC of £36,340m (2021: £35,590m) and their AT1 securities of £10,760m (2021: £9,493m), as well as investments in the ordinary shares of Barclays Bank UK PLC of £14,245m (2021: 14,245m) and their AT1 securities of £2,570m (2021: £2,570m). The increase of £2,016m during the year was driven by a capital injection of £750m and an increase in the AT1 holdings and associated fair value which totalled £998m.
Impairment in subsidiaries
At the end of each reporting period an impairment review is undertaken in respect of investment in the ordinary shares of subsidiaries. Where impairment may be indicated a test of the carrying value against the recoverable value is performed; impairment being indicated where the investment exceeds the recoverable amount. The recoverable amount is calculated as a value in use (VIU) which is derived from the present value of future cash flows expected to be received from the investment. The VIU calculations use forecast attributable profit based on financial budgets approved by management, covering a five year period as an approximation of future cash flows discounted using a pre-tax discount rate appropriate to the subsidiary being tested. A terminal growth rate has then been applied to the cash flows thereafter which is based upon expectations of future inflation rates. The 2022 review identified the value in use calculated was higher than the carrying value for all subsidiaries.
Due to the improved market conditions and interest rate environment for the Group’s UK banking business in December 2021 compared to December 2020, the review further identified that the accumulated impairment for the investment in Barclays Bank UK PLC of £2,573m no longer existed. The VIU of Barclays Bank UK PLC was found to be significantly higher than both the carrying amount of the investment and the gross cost of the investment and hence all accumulated impairment was reversed in December 2021. For Barclays Bank UK PLC, a discount rate of 14.5% was applied to the cash flow forecast in December 2021 (2020: 13.8%). In determining the discount rate, management identified a cost of equity associated with market participants that closely resemble the subsidiary and adjusted for tax to arrive at the pre-tax equivalent rate. A terminal growth rate of 2.0% was used to calculate a terminal value for the investment based on inflation rates to approximate future long term growth in December 2021 (2020:2.0%).
Loans and advances in subsidiaries
During the year loans and advances to subsidiaries increased by £1,556m to £23,628m (2021: £22,072m). The increase was largely driven by £4,487m new intra-group loans to Barclays PLC subsidiaries and foreign exchange impact of £1,663m due to the depreciation of GBP largely against USD. This was partially offset by the maturity of intra-group loans to Barclays PLC subsidiaries of £4,765m.
Subordinated liabilities and debt securities in issue
During the year, Barclays PLC issued £1,000m of Fixed Rate Resetting Subordinated Callable Notes, which are included within the subordinated liabilities balance of £11,230m (2021: £9,301m). Debt securities in issue of £24,086m (2021: £25,658m) have reduced during the year primarily due to net maturities of £2,969m senior issuances partially offset by foreign exchange impact of £1,404m due to the depreciation of GBP largely against USD.
Management of internal investments
Barclays PLC retains the discretion to manage the nature of its internal investments in subsidiaries according to their regulatory and business needs. Barclays PLC may invest capital and funding into Barclays Bank PLC, Barclays Bank UK PLC and other Group subsidiaries such as Barclays Execution Services Limited and the US Intermediate Holding Company (IHC).
Financial assets and liabilities designated at fair value
Financial liabilities designated at fair value of £22,971m (2021: £16,319m) primarily included new issuances during the year of USD 7,250m, EUR 2,250m Fixed Rate Resetting Senior Callable Notes and USD 400m Zero Coupon Callable Notes. The proceeds raised through these transactions were used to invest in subsidiaries of Barclays PLC and are included within the financial assets designated at fair value through the income statement balance of £28,930m (2021: £25,091m). The effect of changes in the liabilities’ fair value, including those due to credit risk, is expected to offset the changes in the fair value of the related financial asset in the income statement The difference between the financial liabilities’ carrying amount and the contractual amount on maturity is £2,100m (2021: £271m).

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	424

Notes to the financial statements (continued)
Other disclosure matters
Derivative financial instruments
During the year derivative financial liabilities increased by £863m to £906m (2021: £43m). The increase in the year is primarily driven by the rising rate environment.
Total equity
Called up share capital and share premium
Called up share capital and share premium of Barclays PLC is £4,373m (2021: £4,536m). The decrease in the year is primarily due to 931m shares repurchased with a total nominal value of £233m. This decrease was offset by shares issued under employee share schemes.
Other equity instruments
Other equity instruments of £13,250m (2021: £12,241m) comprises AT1 securities issued by Barclays PLC. The AT1 securities are perpetual securities with no fixed maturity and are structured to qualify as AT1 instruments under prevailing capital rules applicable as at the relevant issue date. During the year there were three issuances with principal amounts totalling £1,250m, $2,000m, SGD450m and redemptions with principal amounts totalling £1,000m and $1,500m. For further details, please refer to Note 28.
The Parent company financials on pages 329 to 331 form part of this note.

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	425

Shareholder information
Shareholder information
Annual General Meeting (AGM)
The Barclays PLC 2023 AGM will be held on Wednesday 3 May 2023 at 11:00 (UK time) at QEII Centre, Broad Sanctuary, Westminster, London SW1P 3EE and on an electronic platform as described in the Notice of Meeting, to be published on the Company's website (home.barclays/agm).
Keep your personal details up to date
Please remember to tell Equiniti if:
▪you move
▪you need to update your bank or building society details.
If you are a Shareview member, you can update your bank or building society account or address details online. If you are not a Shareview member you can update details quickly and easily over the telephone using the Equiniti contact details overleaf.
Key dates
31 March 2023
Full year dividend payment date
27 April 2023
Q1 Results Announcement
3 May 2023
Annual General Meeting at 11.00am
Dividends
The Barclays PLC 2022 full year dividend for the year ended 31 December 2022 will be 5.0p per share, making the 2022 total dividend 7.25 per share.
Dividend Re-investment Plan
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
Dividend Payments
Barclays has made the decision that dividends will no longer be paid by cheque. All future dividends will be credited to a shareholder’s nominated bank account or building society. We believe this decision is beneficial for our shareholders to safeguard dividends by using a more secure payment method, as well as removing our environmental impact of printing and posting cheques. It is easy to set up payment directly to your bank account by completing a bank mandate, meaning your money will be in your bank account on the dividend payment date. You can provide your bank or building society details quickly and easily over the telephone using the Equiniti contact details overleaf.
Donations To Charity
We launched a Share Dealing Service in October 2017 aimed at shareholders with relatively small shareholdings for whom it might otherwise be uneconomical to deal. One option open to shareholders was to donate their sale proceeds to ShareGift. As a result of this initiative, £90,379 was donated in 2022, taking the total donated since 2017 to over £493,000.
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
Managing your shares online
Shareview
Barclays shareholders can go online to manage their shareholding and find out about Barclays performance by joining Shareview. Through Shareview, you:
▪will receive the latest updates from Barclays direct to your email;
▪can update your address and bank details online;
▪can vote in advance of general meetings.

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	426

Shareholder information (continued)
To join Shareview, please follow these three easy steps:
Step 1 Go to portfolio.shareview.co.uk
Step 2 Register for electronic communications by following the instructions on screen
Step 3 You will be sent an activation code in the post the next working day
Returning funds to shareholders
Over 60,000 shareholders did not cash their Shares Not Taken Up (SNTU) cheque following the Rights Issue in September 2013. In 2022, we continued the tracing process to reunite these shareholders with their SNTU monies and any unclaimed dividends and by the end of the year, we had returned approximately £482,800 to our shareholders, in addition to approximately £4.7m returned since 2015.
Useful contact details
Equiniti
The Barclays share register is maintained by Equiniti. If you have any questions about your Barclays shares, please contact Equiniti by visiting shareview.co.uk

+44 (0)371 384 2055a
(UK & international telephone number)

+44 (0)371 384 2255a
(for the hearing impaired in the UK & international)

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
+44 (0)371 384 2055a
(UK & international telephone number)
Audio versions of the Strategic Report will also be available at the AGM.

Note
aLines open 8.30am to 5.30pm (UK time) Monday to Friday, excluding public holidays.

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	427

Additional information
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

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	428

Additional information (continued)
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
(i)A Director may not vote or be counted in the quorum on any resolution which concerns his/her own employment or appointment to any office of the Company or any other company in which the Company is interested.
(ii)Subject to applicable legislation, the provisions described in sub-paragraphs (x) and (xi) may be relaxed or suspended by an ordinary resolution of the members of the Company or any applicable governmental or other regulatory body.
(iii)A Director is required to hold an interest in ordinary shares having a nominal value of at least £500, which currently equates to 2,000 Ordinary Shares unless restricted from acquiring or holding such interest by any applicable law or regulation or any applicable governmental or other regulatory body. A Director may act before acquiring those shares but must acquire the qualification shares within two months from his/her appointment. Where a Director is unable to acquire the requisite number of shares within that time owing to law, regulation or requirement of any governmental or other relevant authority, he/she must acquire the shares as soon as reasonably practicable once the restriction(s) end.
(iv)The Board may exercise all of the powers of the Company to borrow money, to mortgage or charge its undertaking, property and uncalled capital and to issue debentures and other securities.
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

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	429

Additional information (continued)
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

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	430

Additional information (continued)
Dividends on the ordinary shares of Barclays PLC
The dividends declared for each of the last five years were:

Pence per 25p ordinary share
	2022	2021	2020	2019	2018
Half year	2.25	2.00	—	3.00	2.50
Full year	5.00	4.00	1.00	—	4.00
Total	7.25	6.00	1.00	3.00	6.50

US Dollars per 25p ordinary share
	2022	2021	2020	2019	2018
Half year	0.025	0.03	—	0.04	0.03
Full year	0.060	0.05	0.01	—	0.05
Total	0.085	0.08	0.01	0.04	0.08
The gross dividends applicable to an American Depositary Share (ADS) representing four ordinary shares, before deduction of withholding tax, are as follows:

US Dollars per American Depositary Share
	2022	2021	2020	2019	2018
Half year	0.10	0.11	—	0.15	0.13
Full year	0.24	0.22	0.06	—	0.21
Total	0.34	0.33	0.06	0.15	0.34
The final dividends shown above are expressed in Dollars translated at the closing spot rate for Pounds Sterling as determined by Bloomberg at 5pm in New York City (the ‘Closing Spot Rate’) on the latest practicable date for inclusion in this report. No representation is made that Pounds Sterling amounts have been, or could have been, or could be, converted into Dollars at these rates.
Trading market for ordinary shares of Barclays PLC
The principal trading market for Barclays PLC ordinary shares is the London Stock Exchange. At the close of business on 31 December 2022,15,871,306,805 ordinary shares were in issue.
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
There were 390 ADR holders and 1,621 recorded holders of ordinary shares with US addresses at 31 December 2022, whose shareholdings represented approximately 4.69% of total outstanding ordinary shares on that date. Since a certain number of the ordinary shares and ADRs were held by brokers or other nominees, the number of recorded holders in the US may not be representative of the number of beneficial holders or of their country of residence.

Shareholdings at 31 December 2022[a]
	Number of shareholders	Percentage of holders	Shares held	Percentage of capital
		%		%
Classification of shareholders
Personal Holders	217,544	98.89	373,055,607	2.35
Banks and Nominees	1,643	0.75	13,784,093,672	86.85
Other Companies	781	0.36	1,714,151,876	10.80
Insurance Companies	1	—	208	—
Pension Funds	4	—	5,442	—
Total	219,973	100	15,871,306,805	100
Shareholding range
1 - 100	16,442	7.47	602,379	—
101 - 250	47,587	21.63	9,684,486	0.06
251 - 500	59,971	27.26	21,004,083	0.13
501 - 1,000	34,774	15.81	24,552,883	0.15
1,001 - 5,000	42,974	19.54	94,954,297	0.60
5,001 - 10,000	9,478	4.31	66,715,581	0.42
10,001 - 25,000	5,651	2.57	85,410,546	0.54
25,001 - 50,000	1,353	0.62	46,035,274	0.29
50,001 and over	1,743	0.79	15,522,347,276	97.80
Total	219,973	100.00	15,871,306,805	100
United States Holdings	1,621	0.74	3,845,613	0.02
Note
a     These figures do not include Barclays Sharestore members.

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	431

Additional information (continued)
Taxation of UK holders
The following is a summary of certain UK tax issues which are likely to be material to the holding and disposal of Ordinary Shares of Barclays PLC or ADSs representing such Ordinary Shares (the "Shares").
It is based on the current laws of England and Wales, UK tax law and the practice of His Majesty’s Revenue and Customs ("HMRC"), each of which may be subject to change, possibly with retrospective effect. It is a general guide for information purposes and should be treated with appropriate caution. It is not intended as tax advice and it does not purport to describe all of the tax considerations that may be relevant to a prospective purchaser, holder or disposer of Shares. In particular, save where expressly stated to the contrary, this summary deals with shareholders who are resident and, in the case of individuals, domiciled in (and only in) the UK for UK tax purposes, who hold their Shares as investments (other than under an individual savings account) and who are the absolute beneficial owners of their Shares and any dividends paid on them.
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
i.Taxation of dividends
In accordance with UK law, Barclays PLC pays dividends on the Shares without any deduction or withholding for or on account of any taxes imposed by the UK government or any UK taxing authority.
The total dividends (including any dividends paid by Barclays PLC) paid to a UK resident individual shareholder in a tax year (the "Total Dividend Income") will generally form part of that shareholder’s total income for UK income tax purposes, and will be subject to UK income tax at the rates discussed below.
For dividends paid on or after 6 April 2016, the rate of UK income tax applicable to the Total Dividend Income will depend on the amount of the Total Dividend Income and the UK income tax band(s) that the Total Dividend Income falls within when included as part of the shareholder’s total income for UK income tax purposes for that tax year.
For the tax year from 6 April 2022 to 5 April 2023 (inclusive), a nil rate of UK income tax applies to the first £2,000 of Total Dividend Income received by an individual shareholder in that tax year (the "Nil Rate Amount"). For the 2018-2019, 2019-2020, 2020-2021 and 2021-2022 tax years, the Nil Rate Amount was £2,000. For the 2016-2017 and 2017-2018 tax years, the Nil Rate Amount was £5,000.
Where the Total Dividend Income received by an individual shareholder in a tax year exceeds the relevant Nil Rate Amount for that tax year, the excess amount (the "Remaining Dividend Income") will, at the date hereof, be subject to UK income tax at the following current rates:
(a) at the rate of 8.75% on any portion of the Remaining Dividend Income that falls within the basic tax band;
(b) at the rate of 33.75% on any portion of the Remaining Dividend Income that falls within the higher tax band; and
(c) at the rate of 39.35% on any portion of the Remaining Dividend Income that falls within the additional tax band.
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
(i)Taxation of shares under the Dividend Re-Investment Plan
Where a shareholder elects to purchase Shares using their cash dividend as part of the Dividend Re-Investment Plan, such shareholder will generally be liable for UK tax on the amount of the dividend as described in (i) Taxation of dividends above, in the same way as the shareholder would have been on the receipt of a cash dividend. For capital gains purposes, the base cost of Shares purchased under the Dividend Re-Investment Plan will be the amount of the cash dividend used to purchase such Shares.
(ii)Taxation of capital gains
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
The calculations required to compute chargeable capital gains may be complex. Shareholders are advised to consult their personal financial adviser for further information regarding a possible tax liability in respect of their holdings of shares.

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	432

Additional information (continued)
(iii)Stamp duty and stamp duty reserve tax
Dealings in Shares (including, for the avoidance of doubt, any Shares purchased as part of the Dividend Re-Investment Plan or previously purchased as part of the Scrip Dividend Programme) will generally be subject to UK stamp duty or stamp duty reserve tax (although see the comments below as regards ADSs in the section ‘Taxation of US holders – UK stamp duty and stamp duty reserve tax’). Any document effecting the transfer on sale of Shares will generally be liable to stamp duty at 0.5% of the consideration paid for that transfer (rounded up to the next £5). An unconditional agreement to transfer Shares, or any interest therein, will generally be subject to stamp duty reserve tax at 0.5% of the consideration given. Such liability to stamp duty reserve tax will be cancelled, or a right to a repayment (generally with interest) in respect of the stamp duty reserve tax liability will arise, if the agreement is completed by a duly stamped transfer within six years of the agreement having become unconditional. Both stamp duty and stamp duty reserve tax are normally the liability of the transferee.
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
(iv)Inheritance tax
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
Taxation of US Holders
The following is a summary of certain US federal income tax considerations and certain UK tax considerations to the purchase, ownership and disposition of Ordinary Shares of Barclays PLC or ADSs representing such Ordinary Shares (the "Shares") that are likely to be relevant for US Holders (as defined below) who own the Shares as capital assets for tax purposes. This discussion is not a comprehensive analysis of all the potential US or UK tax consequences that may be relevant to US Holders and does not discuss particular tax consequences that may be applicable to US Holders who may be subject to special tax rules, such as banks, brokers or dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting for securities holdings, financial institutions, tax-exempt organisations, regulated investment companies, life insurance companies, entities or arrangements that are treated as partnerships for US federal income tax purposes (or partners therein), holders that own or are treated as owning 10% or more of the stock of Barclays PLC measured either by voting power or value, holders that hold Shares as part of a straddle or a hedging or conversion transaction, holders that purchase or sell Shares as part of a wash sale, holders whose functional currency is not the US Dollar, or holders who are resident, or who are carrying on a trade, in the UK. The summary also does not address state or local taxes or any aspect of US federal taxation other than US federal income taxation (such as the estate and gift tax, any alternative minimum tax or the Medicare tax on net investment income). Investors are advised to consult their tax advisers regarding the tax implications of their particular holdings, including the consequences under applicable state and local law, and in particular whether they are eligible for the benefits of the Treaty (as defined below).
This discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), its legislative history, existing and proposed regulations, published rulings and court decisions, and on the Double Taxation Convention between the UK and the US as entered into force in March 2003 (the "Treaty"), and, in respect of UK tax, the Estate and Gift Tax Convention between the UK and the US as entered into force on 11 November 1979 (the "Estate and Gift Tax Convention"), the current UK tax law and the practice of HMRC, all of which are subject to change, possibly on a retroactive basis. This discussion is based in part upon the representations of the ADR Depositary and the assumption that each obligation of the Deposit Agreement and any related agreement will be performed in accordance with its terms.
A "US Holder" is a beneficial owner of Shares that is a citizen or resident of the United States or a US domestic corporation or that otherwise is subject to US federal income taxation on a net income basis in respect of such Shares and that is fully eligible for benefits under the Treaty.
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
Subject to certain exceptions for short-term positions, dividends paid by Barclays PLC to an individual with respect to the Shares will generally be subject to taxation at a preferential rate if the dividends are "qualified dividend income". Dividends paid on the Shares will be treated as qualified dividend income if (i) the Shares are readily tradable on an established securities market in the United States or Barclays PLC is eligible for the benefits of a comprehensive tax treaty with the United States that the US Treasury determines is satisfactory for purposes of this provision and that includes an exchange of information program, and (ii) Barclays PLC was not a PFIC (as defined below) in the year of the distribution or the immediately preceding taxable year. The ADRs are listed on the New York Stock Exchange, and will qualify as readily tradable on an established securities market so long as they are so listed. In addition, the US Treasury has determined that the Treaty meets the requirements for reduced rates of taxation, and Barclays PLC believes that it is eligible for the benefits of the Treaty. Based on its audited financial statements and relevant market and shareholder date, Barclays PLC

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	433

Additional information (continued)
believes that it was not treated as a PFIC for US federal income tax purposes with respect to its 2021 or 2022 taxable years. In addition, based on its audited financial statements and current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, Barclays PLC does not anticipate becoming a PFIC for its current taxable year or in the foreseeable future.
Dividends paid by Barclays PLC to a US Holder with respect to the Shares will not be subject to UK withholding tax. For foreign tax credit purposes, dividends will generally be income from sources outside the US and will generally be "passive" income for purposes of computing the foreign tax credit allowable to a US Holder.
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
Taxation of passive foreign investment companies (PFICs)
Barclays PLC believes that its Shares should not be treated as stock of a passive foreign investment company ("PFIC") for US federal income tax purposes, but this conclusion is a factual determination that is made annually and thus may be subject to change. In general, Barclays PLC will be a PFIC with respect to a US Holder if, for any taxable year in which a US Holder holds the Shares, either (i) at least 75% of the gross income of Barclays PLC for the taxable year is passive income, or (ii) at least 50% of the value, generally determined on the basis of a quarterly average, of Barclays PLC’s assets is attributable to assets that produce or are held for the production of passive income (including cash). With certain exceptions, a US Holder’s Shares will be treated as stock of a PFIC if Barclays PLC was a PFIC at any time during such holder’s holding period in its Shares.
If Barclays PLC were to be treated as a PFIC with respect to a US Holder, unless such US Holder elected to be taxed annually on a mark-to-market basis with respect to its Shares, gain and certain "excess distributions" would be treated as having been realised ratably over a US Holder’s holding period for the Shares and generally would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year.
UK stamp duty and stamp duty reserve tax
No obligation to pay UK stamp duty will arise on the transfer on sale of an ADS, provided that any instrument of transfer is not executed in, and remains at all times outside, the UK. No UK stamp duty reserve tax is payable in respect of an agreement to transfer an ADS. For the UK stamp duty and stamp duty reserve tax implications of dealings in Ordinary Shares, see the section "Taxation of UK holders – (iv) Stamp duty and stamp duty reserve tax" above.
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
Foreign Financial Asset Reporting
Certain US Holders that own "specified foreign financial assets" with an aggregate value in excess of US$50,000 on the last day of the taxable year or US$75,000 at any time during the taxable year are generally required to file an information statement along with their tax returns, currently on Form 8938, with respect to such assets. "Specified foreign financial assets" include any financial accounts held at a non-US financial institution, as well as securities issued by a non-US issuer that are not held in accounts maintained by financial

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	434

Additional information (continued)
institutions. The understatement of income attributable to "specified foreign financial assets" in excess of US$5,000 extends the statute of limitations with respect to the tax return to six years after the return was filed. US Holders who fail to report the required information could be subject to substantial penalties. US Holders are encouraged to consult with their own tax advisors regarding the possible application of these rules, including the application of the rules to their particular circumstances.
Backup Withholding and Information Reporting
Dividends paid on, and proceeds from the sale or other disposition of, the Shares to a US Holder generally may be subject to the information reporting requirements of the Code and may be subject to backup withholding unless the US Holder provides an accurate taxpayer identification number and makes any other required certification or otherwise establishes an exemption. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a US Holder will be allowed as a refund or credit against the US Holder’s US federal income tax liability, provided the required information is furnished to the US Internal Revenue Service ("IRS") in a timely manner.
A holder that is not a US Holder may be required to comply with certification and identification procedures in order to establish its exemption from information reporting and backup withholding.
FATCA Risk Factor
In certain circumstances, payments on shares or ADSs may be subject to US withholding taxes on "passthru payments", starting on the date that is two years after the date on which final regulations defining this concept are adopted in the United States. Under the "Foreign Account Tax Compliance Act" (or "FATCA"), as well as intergovernmental agreements between the United States and other countries and implementing laws in respect of the foregoing, certain US-source payments (including dividends and interest) and certain payments made by, and financial accounts held with, entities that are classified as financial institutions under FATCA are subject to a special information reporting and withholding tax regime. Regulations implementing withholding in respect of "passthru payments" under FATCA have not yet been adopted or proposed. The United States has entered into an intergovernmental agreement regarding the implementation of FATCA with the UK (the “UK IGA"). Under the UK IGA, as currently drafted, it is not expected that Barclays PLC will be required to withhold tax under FATCA on payments made with respect to the shares or ADSs. However, significant aspects of when and how FATCA will apply remain unclear, and no assurance can be given that withholding under FATCA will not become relevant with respect to payments made on or with respect to the shares or ADSs in the future. Holders should consult their own tax advisers regarding the potential impact of FATCA.
The Barclays Group has registered with the Internal Revenue Service ("IRS") for FATCA. The Global Intermediary Identification Number (GIIN) for Barclays PLC in the United Kingdom is E1QAZN.00000.LE.826 and it is a Reporting Model 1 FFI. The GIINs for other parts of the Barclays Group or Barclays branches outside of the UK may be obtained from your usual Barclays contact on request. The IRS list of registered Foreign Financial Institutions is publicly available on the IRS website.
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

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	435

Additional information (continued)
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
Expenses of the ADR depositary
Expenses incurred on behalf of Holders in connection with:
–Expenses of the ADR depositary in connection with the conversion of foreign currency into US dollars (which are paid out of such foreign currency)
–Taxes and other governmental charges
–Cable, telex and facsimile transmission/delivery
–Transfer or registration fees, if applicable, for the registration of transfers or underlying ordinary shares
–Any other charge payable by ADR depositary or its agents
Expenses payable at the sole discretion of the ADR depositary by billing Holders or by deducting charges from one or more cash dividends or other cash distributions
Note
a     The fee in relation to the distribution of cash dividends was 0.0083552 per ADS in respect of dividends paid in the year ended 31 December 2022.

Fees and payments made by the ADR depositary to Barclays
The ADR depositary has agreed to provide Barclays with an amount based on any cash dividend, issuance and cancellations fees charged during each twelve-month period for expenses incurred by Barclays in connection with the ADS program. Barclays is entitled to $1,701,197.74 for the year ended 31 December 2022, though such amount has not yet been paid to Barclays by the ADR depositary.
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

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	436

Additional information (continued)
NYSE Corporate Governance Statement
As our main listing is on the London Stock Exchange, we follow the UK Corporate Governance Code. However, as Barclays also has American Depositary Receipts listed on the New York Stock Exchange (NYSE), we are also subject to the NYSE’s Corporate Governance Rules (NYSE Rules). We are exempt from most of the NYSE Rules, which US domestic companies must follow, because we are a non-US company listed on the NYSE. However, we are required to provide annual and interim written affirmations to the NYSE of our compliance with the applicable NYSE Rules and must also disclose any significant differences between our corporate governance practices and those followed by domestic US companies listed on the NYSE. Key differences between the Code and NYSE Rules are set out here:
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
Board Committees
We have a Board Nominations Committee and a Board Remuneration Committee, both of which are broadly similar in purpose and constitution to the Committees required by the NYSE Rules and whose terms of reference comply with the Code’s requirements. The NYSE Rules state that both Committees must be composed entirely of independent Directors. As the Group Chairman was independent on appointment, the Code permits him to chair the Board Nominations Committee. Except for this appointment, both Committees are composed solely of non-executive Directors, whom the Board has determined to be independent. We comply with the NYSE Rules requirement that we have a Board Audit Committee comprised solely of independent non-executive Directors as defined in Rule 10A-3 of the Exchange Act. However, we follow the Code recommendations, rather than the NYSE Rules, regarding the responsibilities of the Board Audit Committee (except for applicable mandatory responsibilities under the Sarbanes-Oxley Act), although both are broadly comparable. Although the NYSE Rules state that the Board Audit Committee is to take responsibility for risk oversight, Barclays has an additional Board Committee which addresses different areas of risk management. To enhance Board governance of risk, Barclays has the Board Risk Committee. A full description of the Board Risk Committee can be found in the Directors’ Report.
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

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	437

Additional information (continued)
Major shareholders
Major shareholders do not have different voting rights from those of other shareholders. Information provided to the Company by substantial shareholders pursuant to the FCA’s Disclosure Guidance and Transparency Rules are published via a Regulatory Information Service and is available on the Company’s website.
Refer to the Directors’ report, Other statutory information section for a breakdown of major shareholders as at 31 December 2022. Comparatives for 2021 and 2020 are presented below.
As at 31 December 2021, the Company had been notified under Rule 5 of the Disclosure and Transparency Rules of the UKLA of the following holdings of voting rights in its shares:

2021
Holder	Number of Barclays shares	% of total voting rights attached to issued share capital[a]
BlackRock Inc[b]	944,022,209	5.78
Qatar Holding LLC[c]	1,017,455,690	5.99
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
b     Total shown includes 6,687,206 contracts for difference to which voting rights are attached. Part of the holding is held as American Depositary Receipts. On 28 January 2020, BlackRock Inc. disclosed by way of a Schedule 13G filed with the Securities Exchange Commission beneficial ownership of 1,303,744,297 ordinary shares of the company as at 31 December 2020, representing 7.5% of that class of shares.
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
e     The Capital Group Companies Inc (CG) holds its shares via CG Management companies. Part of the CG holding is held as American Depositary Receipts.

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	438

Additional information (continued)
Disclosure controls and procedures
The Chief Executive, C.S. Venkatakrishnan, and the Group Finance Director, Anna Cross, conducted with Group Management an evaluation of the effectiveness of the design and operation of the Group’s disclosure controls and procedures as at 31 December 2022, which are defined as those controls and procedures designed to ensure that information required to be disclosed in reports filed or submitted under the US Securities Exchange Act of 1934 is recorded, processed, summarised and reported within the time periods specified in the US Securities and Exchange Commission’s rules and forms. As of the date of the evaluation, the Chief Executive and Group Finance Director concluded that the design and operation of these disclosure controls and procedures were effective.
Board of Directors
See the Directors’ report for biographies.

Group Executive Committee
Officers of the Group		Date of Appointment as Officer
Anna Cross	Group Finance Director	2022
C S Venkatakrishnan	Group Chief Executive	2021
Paul Compton	Global Head of the Corporate & Investment Bank and President of Barclays Bank PLC (BBPLC)	2016
Alistair Currie[a]	Group Chief Operating Officer, Chief Executive Officer, BX	2019
Matthew Fitzwater	Interim Group Chief Compliance Officer	2022
Matt Hammerstein	CEO, Barclays UK	2019
Vim Maru[b]	Global Head of Consumer Banking and Payments	2023
Tristram Roberts	Group HR Director	2015
Taalib Shaah	Group Chief Risk Officer	2020
Stephen Shapiro	Group General Counsel and Company Secretary	2017
Sasha Wiggins	Group Head of Public Policy and Corporate Responsibility	2020
Notes
a    On 1 February 2023, Mark-Ashton Rigby stepped down from his role as Group Chief Operating Officer and Chief Executive of BX and as a member of the Group Executive Committee. At the same time Alistair Currie, formerly Global Head of Banking and Payments, took over the role of Group Chief Operating Officer and Cheif Executive of BX .
b    On 1 February 2023, Vim Maru joined Barclays as Global Head of Consumer Banking and Payments and as a member of the Group Executive Committee.

C.S. Venkatakrishnan, Group Chief Executive, Executive Director
See the Directors’ report for biography.
Anna Cross, Group Finance Director, Executive Director
See the Directors’ report for biography.

Vim Maru, Global Head of Consumer Banking and Payments
Vim Maru is Global Head of Consumer Banking and Payments, leading the transformation and growth agenda for a business portfolio which includes Consumer Cards and Payments (US Consumer Bank, Barclaycard Payments, Global Private Bank and Consumer Bank Europe) and UK Corporate Banking and Transaction Banking. Vim joined Barclays on 1 February 2023 and has worked in financial services for over 20 years. Prior to joining Barclays, he spent 11 years at Lloyds Banking Group, latterly as the Group Director for Retail and 12 years at Santander UK in a range of roles. Vim is a Chartered Accountant, and has previously served on the FCA’s Practitioner Panel, HM Treasury’s Financial Inclusion Policy Forum and the Money and Pensions Service Advisory Group.
Matthew Fitzwater, Interim Group Chief Compliance Officer
Matt is currently the interim Group Chief Compliance Officer for Barclays and has worked at the bank since 2014. Matt, until November 2022, held the position of General Counsel for Conduct and Customer and Client Affairs overseeing all litigation, employment, competition and financial crime legal matters for the bank globally across all business lines. Prior to that time, he was the Global Head of Litigation and Investigations for Barclays. Before joining Barclays, Matt was Special Counsel at Sullivan & Cromwell in New York where he represented large financial institutions in criminal and regulatory matters.
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
Prior to JPMorgan, Paul spent 10 years as a Principal at Ernst & Young in the Brisbane, Australia and New York offices.
Alistair Currie, Global Head of Consumer Banking and Payments
With effect from 1 February 2023, Alistair became Group Chief Operating Officer and Chief Executive of Barclays Execution Services (BX). As Group Chief Operating Officer, Alistair will be responsible for leading an organisation of 60,000 colleagues in delivering excellent

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	439

Additional information (continued)
customer outcomes by providing world-class operations and technology services. Prior to this, Alistair was Global Head of Consumer Banking and Payments (appointed in November 2021). He was responsible for leading the ongoing transformation of the consumer banking and payments business as they become more digitally focussed, efficient and returns driven, whilst delivering excellent customer service. Alistair joined Barclays in August 2017 as Chief Operating Officer & Head of Product for Corporate Banking. In October 2017 he became Co-Head of Corporate Banking and in September 2018 was appointed Head of Corporate Banking. Prior to joining Barclays, Alistair was at the ANZ Banking Group in Australia where he most recently held the role of Group Chief Operating Officer, responsible for technology, shared services, operations and property, and played a key role in the ANZ’s digital transformation. Before taking up this role in 2011, he had previously joined ANZ in 2008 as Managing Director, Transaction Banking. Before ANZ, Alistair spent 18 years at HSBC in a variety of international banking roles in the UK, Middle East and Asia including President and CEO of HSBC, Taiwan, between 2007 and 2008. As Regional Head of Trade Services, HSBC Asia Office in Hong Kong from 2004 to 2007, Alistair further developed HSBC’s market-leading trade finance position in the region and from 2001 to 2004, he was COO, Wells Fargo HSBC Trade Bank NA, San Francisco. With more than 30 years as a banking professional, Alistair has a wealth of experience in institutional, large corporate, mid-corporate and consumer client segments as well as transaction banking, trade finance, cash management and technology, and a track record in delivering business transformation and high quality customer outcomes.
Matt Hammerstein, CEO, Barclays UK
Matt Hammerstein is the CEO for Barclays Bank UK, covering Retail Banking, Investments and Wealth UK, Business Banking and Barclaycard UK. Prior to becoming CEO, Matt was Head of Retail Lending covering both the secured and unsecured lending businesses. Matt joined Barclays in 2004 as Director of Group Strategy, later progressing to become the Group Chief of Staff; a key strategic role in which he provided vital support to the Group CEO during the financial crisis. Matt went on to manage Barclays Group Corporate Strategy and Corporate Relations, Barclays Customer and Client Experience in Retail and Business Banking and Barclays UK Retail Products and Segments. Before Joining Barclays, Matt was a Senior Management Consultant at Marakon Associates where he worked for 12 years in the financial services, consumer products and energy sectors within the Americas and Europe. Matt is a member of the BBUK Board, UK Finance Board, Charities Aid Foundation America Board and sits on the Money and Pensions Service Adult Advisory Group. Matt is also a Member of the FCA Practitioner Panel and active ambassador in Barclays for inclusion, wellbeing and anything that makes the workplace more fun.
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
Sasha Wiggins, Group Head of Public Policy and Corporate Responsibility
Sasha Wiggins is the Group Head of Public Policy and Corporate Responsibility, and Group Chief of Staff at Barclays, based in London. She is a member of the Group Executive Committee. Sasha leads a multi-disciplined team who support the delivery of the bank’s strategy and are focused on helping Barclays act responsibly for the common good and the long term. She is responsible for the Public Policy agenda, working closely with governments, regulators, the media and key policymakers to deliver for Barclays customers, clients and stakeholders. Sasha is also accountable for the overall Sustainability agenda, including the bank’s commitment to aligning all its financing to the goals of the Paris Agreement, on the way to achieving the ambition to be a net zero bank by 2050. Sasha joined Barclays in 2002, progressing through a number of roles in the Private Bank. In 2015 she was appointed CEO of Barclays Bank Ireland and subsequently became Head of East and South East for UK Corporate Banking in 2017. Sasha was appointed Group Chief of Staff in 2018, and assumed her current role in May 2020. Sasha is a Fellow of the Chartered Institute of Securities & Investment. She is passionate about diversity with a particular focus on gender as well as all other forms of diversity.

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	440

Additional information (continued)
Repurchase of shares

Month	Period	Total Shares Purchased	Average Price Paid Per Share (pence)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate GBP Value) of Shares that May Yet be Purchased Under the Plans or Programs
Jan-22	Month 1
Feb-22	Month 2				£1,000,000,000
Mar-22	Month 3				£1,000,000,000
Apr-22	Month 4				£1,000,000,000
May-22	Month 5	50,239,886	166.83p	50,239,886	£916,184,035
Jun-22	Month 6	215,626,093	161.09p	265,865,979	£568,829,895
Jul-22	Month 7	222,357,944	153.73p	488,223,923	£726,994,592
Aug-22	Month 8	226,021,672	165.45p	714,245,595	£353,050,621
Sep-22	Month 9	204,897,882	163.73p	919,143,477	£17,573,477
Oct-22	Month 10	12,203,124	144.00p	931,346,601	£0
Nov-22	Month 11
Dec-22	Month 12

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	441

Additional information (continued)
Section 13(r) to the US Securities Exchange Act of 1934 (Iran sanctions and related disclosure)
Section 13(r) of the U.S. Securities Exchange Act of 1934 as amended (the “Exchange Act”) requires each SEC reporting issuer to disclose in its annual and, if applicable, quarterly reports whether it or any of its affiliates have knowingly engaged in certain activities, transactions or dealings relating to Iran or with the Government of Iran or certain designated natural persons or entities involved in terrorism or the proliferation of weapons of mass destruction during the period covered by the report. The requirement includes disclosure of activities not prohibited by U.S. or other law even if conducted outside the U.S. by non-U.S. companies or affiliates in compliance with local law. Pursuant to Section 13(r) of the Exchange Act we note the following in relation to activity occurring in 2022, the period covered by this annual report, or in relation to activity we became aware of in 2022 relating to disclosable activity prior to the reporting period. Except as noted below, Barclays intends to continue the activities described. Barclays does not allocate profits at the level of these activities, which in any event would not be significant, and we therefore report only gross revenue where measurable. Barclays attributed revenue of approximately GBP 16,645 in relation to the activities disclosed below.
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
These guarantees were issued either on:
a.an “extend or pay” basis, which means that, although the guarantee is of limited duration on its face, until there is full performance under the contract to provide goods and services, the terms of the guarantee require Barclays to maintain the guarantee or pay the beneficiary bank the full amount of the guarantee; or
b.the basis that Barclays obligations can only be discharged with the consent of the beneficiary counterparty.
Barclays is not able to exit its obligations under the above guarantees unilaterally, and thus it maintains a limited legacy portfolio of these guarantees, which complied with applicable laws and regulations at the time they were entered into. Barclays intends to terminate the guarantees where an agreement can be reached with the counterparty, in accordance with applicable laws and regulations. Barclays attributed no revenue in 2022 in relation to the Iranian guarantees and revenue of approximately GBP 15,800 in 2022 in relation to the WMDPSR guarantees.
Lease Payments
Barclays is party to a long-term lease, entered in 1979, with the National Iranian Oil Company (“NIOC”), pursuant to which Barclays rents part of NIOC House in London for a Barclays branch. The lease is for 60 years, contains no early termination clause, and has 17 years remaining. Barclays makes quarterly lease payments in GBP to the bank account of a solicitor that represents an entity that is owned by the Government of Iran. The payments are made in accordance with applicable laws and regulations. Barclays attributed no revenue in 2022 in relation to this activity.
Local Clearing Systems
Banks based in the United Arab Emirates (“UAE”), including certain Iranian banks designated pursuant to the Global Terrorism Sanctions Regulations (“GTSR”) and/or Government of Iran-owned banks, participate in the various banking payment and settlement systems used in the UAE (the “UAE Clearing Systems”). Barclays, by virtue of its banking activities in the UAE, participates in the UAE Clearing Systems, in accordance with applicable laws and regulations. To mitigate the risk of engaging in transactions in which participant Iranian SDN and/or Government of Iran-owned banks may be involved, Barclays has implemented restrictions relating to its involvement in the UAE Clearing Systems. Barclays attributed no revenue in 2022 in relation to this activity.
Other Activity
Barclays maintains a customer relationship with a UK-incorporated energy company. In 2022, Barclays processed eight GBP payments, on behalf of our customer, where the beneficiary of the payment was another UK-Incorporated entity whose principal activity is to continue the participation, on behalf of a company ultimately owned by the Government of Iran, in a European gas field. The payments were for the purchase of wholesale gas and were processed in accordance with applicable laws and regulations.
Barclays attributed revenue of approximately GBP 20 in 2022 in relation to this activity.
Barclays maintains a customer relationship with a UK-incorporated charity that works in the areas of blood cancer and stem cell transplantation. In 2022, Barclays processed one EUR payment, on behalf of our customer, where the ultimate beneficiary of the payment was a medical organization affiliated with the Government of Iran. The payment was for the procurement of a blood sample from an individual in Iran who is a potential donor. The payment was processed in accordance with applicable laws and regulations. Barclays attributed revenue of approximately GBP 10 in 2022 in relation to this activity.
Barclays maintains a customer relationship with a UK-incorporated law firm. In 2022, Barclays processed one payment, on behalf of our customer, where the remitter of the payment was a law firm in Germany. The German law firm was representing an Iranian SDN airline, ultimately owned by the Government of Iran, in arbitration proceedings in France. The payment was for legal advice provided by the Barclays law firm customer to the German law firm in relation to the proceedings. The payment was processed in accordance with applicable laws and regulations. Barclays attributed revenue of approximately GBP 10 in 2022 in relation to this activity.
In November 2022, the majority-owner of a client (the “client”) of one of Barclays’ money service business customers (the “customer”) was designated pursuant to the GTSR. The client of the customer held funds in a UK account that the customer held with Barclays. The

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	442

Additional information (continued)
customer placed restrictions on the account to prevent the client accessing the funds. Barclays attributed revenue of approximately GBP 5 in 2022 in relation to this activity.
Barclays maintains a customer relationship with His Majesty's Revenue & Customs, a UK Government agency, which receives funds from financial institutions, including certain entities designated pursuant to the GTSR, and/or ultimately owned by the Government of Iran, in relation to the settlement of tax liabilities with the UK Government. The payments were processed in accordance with applicable laws and regulations. Barclays attributed revenue of approximately GBP 30 in 2022 in relation to this activity.
Barclays has a correspondent banking relationship with a Turkish bank which maintains accounts for several UK-based offices of Iranian SDNs, Government of Iran-owned entities, and SDGT SDNs (the “entities”). Barclays is aware that it has received UK domestic payments, on behalf of its customers, that were ultimately remitted from the entities, via an accountancy firm in the UK. The payments are for general business expenses, such as rent, salary payments, tax payments, office maintenance, utility payments, and travel expenses. The payments are processed in accordance with applicable laws and regulations. No payments are received directly from any SDN, or any entity owned or controlled by the Government of Iran. Barclays attributed revenue of approximately GBP 770 in 2022 in relation to this activity.
In 2022, Barclays processed several payments to consulates and embassies of the Government of Iran in Europe in relation to customers paying fees for renewing or replacing passports, visa applications, and other administrative matters. The payments were processed in accordance with applicable laws and regulations. Barclays attributed no revenue in 2022 in relation to this activity.
Barclays maintains customer relationships with several individuals who are employed by a UK-based SDN entity that is ultimately owned by the Government of Iran. Payments are received in GBP from a UK-based payment services company and are credited to the customers’ accounts with Barclays. The payments are processed in accordance with applicable laws and regulations. No payments are received directly from any entity owned by the Government of Iran or any SDN. Barclays attributed no revenue in 2022 in relation to this activity.
In March 2022, a Barclays customer in the UK was designated pursuant to the GTSR. Barclays exited the relationship with the customer and placed the remaining funds in an internal sundry account. Seven domestic transactions were remitted from the account after the customer was designated, but before Barclays had identified the match. Barclays attributed no revenue in 2022 in relation to this activity.
Barclays maintains a customer relationship with a Canadian-incorporated airline trade association (the “customer”). The customer holds funds in its accounts with Barclays in the UK that ultimately belong to several airlines that are either Iranian SDNs - owned by the Government of Iran - or are designated pursuant to the GTSR. The customer placed restrictions on the accounts to prevent the airlines accessing the funds. Barclays attributed no revenue in 2022 in relation to this activity.
In January 2022, a Barclays customer who held an account in Germany was designated pursuant to the GTSR. Barclays blocked the credit card, exited the relationship, and wrote off the outstanding debt. Six domestic transactions were processed from the account after the customer was designated, but before Barclays had identified the match. Barclays attributed no revenue in 2022 in relation to this activity.
Frozen Accounts
Barclays continues to hold funds belonging to various SDNs and Government of Iran-owned entities in blocked accounts, some of which are interest bearing. These blocked accounts are held in accordance with applicable laws and regulations. Barclays attributed no revenue in 2022 in relation to this activity.

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	443

Additional information (continued)
Summary of Barclays Group share and cash plans and long-term incentive plans
Barclays operates a number of share, cash and long-term incentive plans. The principal plans used for awards made in or, in respect of, the 2022 performance year are shown in the table below. Awards are granted by the Barclays PLC Board Remuneration Committee (the “Committee”), and are subject to the applicable plan rules (as amended from time to time). Share awards are granted over ordinary shares in Barclays PLC (“Shares”). Barclays has a number of employee benefit trusts which operate in conjunction with these plans. In some cases the trustee purchases Shares in the market to satisfy awards; in others, new issue or treasury Shares may be used to satisfy awards where the appropriate shareholder approval has been obtained.

Summary of principal share and cash plans and long-term incentive plans
Name of plan	Eligible employees	Executive Directors eligible	Delivery	Design details
Share Value Plan (SVP)	All employees (including executive Directors of Barclays PLC)	Yes	Deferred Share awards, typically released in instalments over a three, four, five or seven year period, dependent on future service and subject to malus provisions
–The SVP typically used for mandatory deferral of a proportion of bonus into Shares where bonus is above a threshold (set annually by the Committee).
–This plan typically works in tandem with the CVP (below).
–SVP awards vest over three, four, five or seven years dependent on future service.
–Vesting is subject to malus terms, suspension provisions and the other provisions of the rules of the SVP.
–For awards granted before 2018, dividend equivalents may be released based on the number of Shares under award that are released.
–On cessation of employment, eligible leavers (as set out in the rules of the SVP) normally remain eligible for release (on the scheduled release dates) subject to the Committee and/or trustee discretion. For other leavers, awards will normally lapse if the employee resigns before the third anniversary of grant.
–On change of control, awards may vest at the Committee’s and/or trustee’s discretion.
–For DSVP awards made to Material Risk Takers (“MRTs”), a holding period of either 6 or 12 months will apply to Shares (after tax) on release.

Deferred Share Value Plan (SVP)	All employees (excluding executive Directors of Barclays PLC)	No	Deferred Share awards, typically released in instalments over a three, five or seven year period, dependent on future service and subject to malus provisions
–The DSVP is in all material respects the same as the SVP described above. The principle difference is that the DSVP has not been approved by Barclays Shareholders and therefore the Executive Directors of Barclays PLC are not eligible to participate.

Cash Value Plan (CVP)	All employees (including executive Directors of Barclays PLC)	Yes	Deferred cash award typically released in instalments over a three, four, five or seven year period, dependent on future service and subject to malus provisions
–The CVP is typically used for mandatory deferral of a proportion of bonus where bonus is above a threshold (set annually by the Committee.
–This plan typically works in tandem with the SVP.
–CVP awards vest over three, four, five or seven years dependent on future service.
–Vesting is subject to malus terms, suspension provisions and the other provisions of the rules of the CVP.
–Participants granted awards before 2020 may be awarded a service credit of 10% of the initial value of the award on the third anniversary of a grant.
–Change of control and leaver provisions are as for DSVP.

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	444

Additional information (continued)

Barclays Long Term Incentive Plan (LTIP)	Selected employees (including executive Directors of Barclays PLC)	Yes	Awards over Shares subject to risk-adjusted performance conditions and malus provisions
–Awarded on a discretionary basis with participation reviewed by the Committee.
–Awards only vest if the performance conditions are satisfied over a three year period.
–LTIP awards vest over seven years dependent on future service.
–Vesting is subject to malus terms, suspension provisions and the other provisions of the rules of the LTIP.
–Any Shares released under the LTIP award (after payment of tax) will be subject to an additional holding period of no less than the minimum regulatory requirements (currently 12 months).
–On cessation of employment, eligible leavers (as set out in the rules of the LTIP) normally remain eligible for release (on the scheduled release dates) pro-rated for time and performance. For other leavers, awards will normally lapse.
–On change of control, awards may vest at the Committee’s discretion.

Sharesave	All employees in the UK and Ireland (including executive Directors of Barclays PLC)	Yes	Options over Shares at a discount of 20%, with Shares delivered or cash value of savings returned after three or five years
–HMRC tax advantaged plan in the UK and approved by the Revenue Commissioners in Ireland.
–Opportunity to purchase Shares at a discount price (currently a 20% discount) set on award date with savings made over three or five year term.
–Maximum individual savings of £300 per month or the Euro equivalent in Ireland.
–On cessation of employment, eligible leavers may exercise options and acquire Shares to the extent of their savings for six months.
–On change of control, participants may exercise options and acquire Shares to the extent of their savings for six months.

Sharepurchase	All employees in the UK (including executive Directors of Barclays PLC)	Yes	Shares purchased from gross salary deductions and Dividend/Matching Shares are held in trust for three to five years
–HMRC tax advantaged plan in the UK.
–Participants may purchase up to £1,800 of Shares each tax year (“Partnership Shares”).
–Barclays matches the first £600 of Partnership Shares on a one for one basis for each tax year (“Matching Shares”).
–Dividends received are awarded as Dividend Shares.
–Partnership Shares may be withdrawn at any time (though if removed prior to three years from award, the corresponding Matching Shares are forfeited).
–Depending on reason for and timing of leaving, Matching Shares may be forfeited.
–On change of control, participants are able to instruct the Sharepurchase trustee how to act or vote on their behalf in relation to their Shares.

Global Sharepurchase	Employees in certain jurisdictions other than the UK ((including executive Directors of Barclays PLC)	Yes	Shares purchased from net salary deductions and Dividend/Matching Shares are held in trust for three to five years	–Global Sharepurchase is an extension of the Sharepurchase plan (above). –Operates in substantially the same way as Sharepurchase but without the tax advantages.

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	445

Additional information (continued)
Related undertakings
The Group’s corporate structure consists of a number of related undertakings, comprising subsidiary undertakings, joint ventures, associated undertakings and significant holdings. A full list of these related undertakings is set out below, together with the country of incorporation, registered office (or principal place of business) and the identity and percentage of each share class held by the Group. The information is provided as at 31 December 2022.
The entities are grouped by the countries in which they are incorporated. The profits earned by the activities of these entities are in some cases taxed in countries other than the country of incorporation, for example where the entity carries on business through a branch in a territory outside of its country of incorporation . Barclays’ PLC Country Snapshot provides details of where the Group carries on its business, where its profits are subject to tax and the taxes it pays in each country it operates in.
Wholly owned subsidiaries
Unless otherwise stated the undertakings below are wholly owned and included in the consolidation and the share capital held by the Group comprises ordinary and/or common shares, which are held by subsidiaries of Barclays PLC. Unless otherwise stated, the Group holds 100% of the nominal value of each share class.

Notes
A	Directly held by Barclays PLC
B	Partnership Interest
C	Membership Interest
D	Guarantor
E	Preference Shares
F	A Preference Shares
G	B Preference Shares
H	Ordinary/Common Shares in addition to other shares
I	A Ordinary Shares
J	B Ordinary Shares
K	C Ordinary Shares
L	F Ordinary Shares
M	First Preference Shares, Second Preference shares
N	Registered Address not in country of incorporation
O	Core Shares, Insurance (Classified) Shares
P	Class B, C, D (100%), E, F, G, H, I (94.36%), J (95.32%) and K (100%)
Q	Non-Redeemable Ordinary Shares

Notes
R	Class A, B, C, D & E Shares
S	Class A and Class B Shares
T	PEF Carry Shares
U	Not Consolidated (see Note 35 IFRS12 Structured entities)
V	USD Linked Ordinary Shares
W	Redeemable Class B Shares
X	Capital Contribution Shares
Y	Class A Redeemable Preference Shares
Z	Class B Redeemable Preference Shares
AA	First Class Common Shares, Second Class Common Shares
BB	Tracker 1 GBP, USD, Euro Shares; Tracker 2 USD Shares, Tracker 3 USD Shares
CC	Non-Voting Redeemable Preference Shares

Wholly owned subsidiaries	Note
United Kingdom
1 Churchill Place, London, E14 5HP
Aequor Investments Limited
Ardencroft Investments Limited
B D & B Investments Limited
B.P.B. (Holdings) Limited
Barclay Leasing Limited
Barclays Aldersgate Investments Limited
Barclays Asset Management Limited
Barclays Bank PLC	A
Barclays Bank UK PLC	A
Barclays Capital Asia Holdings Limited
Barclays Capital Finance Limited
Barclays Capital Nominees (No.2) Limited
Barclays Capital Nominees (No.3) Limited
Barclays Capital Nominees Limited
Barclays Capital Securities Client Nominee Limited
Barclays Capital Securities Limited	E, H
Barclays CCP Funding LLP	B
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
Barclays Group Holdings Limited
Barclays Industrial Development Limited
Barclays Industrial Investments Limited
Barclays Insurance Services Company Limited
Barclays International Holdings Limited
Barclays Investment Management Limited
Barclays Investment Solutions Limited
Barclays Leasing (No.9) Limited
Barclays Long Island Limited
Barclays Nominees (George Yard) Limited	Z
Barclays OCIO Services Limited
Barclays Pension Funds Trustees Limited	N
Barclays Principal Investments Limited	A, I, J
Barclays Private Bank
Barclays SAMS Limited

Wholly owned subsidiaries	Note
Barclays Security Trustee Limited
Barclays Services (Japan) Limited
Barclays Shea Limited
Barclays Singapore Global Shareplans Nominee Limited
Barclays Term Funding Limited Liability Partnership	B
Barclays UK Investments Limited
Barclays Unquoted Investments Limited
Barclays Unquoted Property Investments Limited
Barclays Wealth Nominees Limited
Barclayshare Nominees Limited
Barcosec Limited
Barsec Nominees Limited
BB Client Nominees Limited
BMI (No.9) Limited
BNRI ENG 2014 Limited Partnership	B
BNRI ENG GP LLP	B
BNRI England 2010 Limited Partnership	B
BNRI England 2011 Limited Partnership	B
BNRI England 2012 Limited Partnership	B
Carnegie Holdings Limited	H,I, J
Chapelcrest Investments Limited
Clydesdale Financial Services Limited
Cornwall Home Loans Limited
CPIA England 2009 Limited Partnership	B
CPIA England No.2 Limited Partnership	B
DMW Realty Limited
Dorset Home Loans Limited
Durlacher Nominees Limited
Eagle Financial and Leasing Services (UK) Limited
Finpart Nominees Limited
FIRSTPLUS Financial Group Limited
Foltus Investments Limited
Global Dynasty Natural Resource Private	B
Equity Limited Partnership
Globe Nominees Limited
Hawkins Funding Limited
Heraldglen Limited
Isle of Wight Home Loans Limited
J.V. Estates Limited
Kirsche Investments Limited
Long Island Assets Limited
Maloney Investments Limited
Menlo Investments Limited
Mercantile Credit Company Limited
Mercantile Leasing Company (No.132) Limited
MK Opportunities LP	B
Naxos Investments Limited
North Colonnade Investments Limited
Northwharf Investments Limited	H,T
Northwharf Nominees Limited
Radbroke Mortgages UK Limited
Real Estate Participation Management Limited
Real Estate Participation Services Limited
Relative Value Investments UK Limited Liability Partnership	B
Relative Value Trading Limited
Roder Investments No. 1 Limited	H, BB
Roder Investments No. 2 Limited	H, BB
RVT CLO Investments LLP	B

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	446

Additional information (continued)

Wholly owned subsidiaries	Note
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
Wedd Jefferson (Nominees) Limited
Westferry Investments Limited
Woolwich Homes Limited
Woolwich Qualifying Employee Share Ownership Trustee Limited
Zeban Nominees Limited
Barclays Capital Japan Securities Holdings Limited (In liquidation)
Barclays Marlist Limited (In liquidation)
Cobalt Investments Limited (In liquidation)
Leonis Investments LLP	B
1-4, Clyde Place Lane, Glasgow, G5 8DP
R.C. Greig Nominees Limited
50 Lothian Road, Festival Square, Edinburgh, EH3 9WJ
BNRI PIA Scot GP Limited
BNRI Scots GP, LLP	B
Pecan Aggregator LP	B, U
Logic House, Waterfront Business Park, Park, Fleet Road, Fleet, GU51 3SB
The Logic Group Enterprises Limited
The Logic Group Holdings Limited	I
9, allée Scheffer, L-2520, Luxembourg
Barclays Claudas Investments Partnership	B, N
Barclays Pelleas Investments Limited Partnership	B, N
Barclays Blossom Finance Limited Partnership	B,N
1 Churchill Place, London, E14 5HP
Alynore Investments Limited Partnership	B,N

Argentina
855 Leandro N.Alem Avenue, 8th Floor, Buenos Aires
Compañía Sudamerica S.A.
Marval, O’Farrell & Mairal, Av. Leandro N. Alem 882, Buenos Aires, C1001AAQ
Compañia Regional del Sur S.A.

Brazil
Av. Brigadeiro Faria Lima, No.4.440, 12th Floor, Bairro Itaim Bibi, Sao Paulo, CEP, 04538-132
Barclays Brasil Assessoria Financeira Ltda
BNC Brazil Consultoria Empresarial Ltda

Canada
333 Bay Street, Suite 4910, Toronto ON M5H 2R2
Barclays Capital Canada Inc.
Stikeman Elliot LLP, 199 Bay Street, 5300 Commerce Court West, Toronto ON M5L 1B9
Barclays Corporation Limited
1 Churchill Place, London, E14 5HP
CPIA Canada Holdings	B, N

Wholly owned subsidiaries	Note

Cayman Islands
PO Box 309, Ugland House, George Town, Grand Cayman, KY1-1104
Alymere Investments Limited	F, G, H
Analytical Trade UK Limited
Barclays Capital (Cayman) Limited
Barclays Securities Financing Limited	F, G ,H
Barclays US Holdings Limited	E, I
Braven Investments No.1 Limited
Calthorpe Investments Limited
Capton Investments Limited
Claudas Investments Limited	H, Y, Z
Claudas Investments Two Limited
CPIA Investments No.2 Limited
Gallen Investments Limited
Hurley Investments No.1 Limited
JV Assets Limited (In liquidation)	K
Mintaka Investments No. 4 Limited
OGP Leasing Limited (In liquidation)
Palomino Limited	U
Pelleas Investments Limited
Pippin Island Investments Limited
Razzoli Investments Limited	E, H
RVH Limited	E, H
Wessex Investments Limited
Walkers Corporate Limited, Cayman Corporate Centre, 27 Hospital Road, George Town, KY1- 9008
Long Island Holding B Limited

Germany
TaunusTurm, Taunustor 1, 60310, Frankfurt
Barclays Capital Effekten GmbH (In liquidation)
Stuttgarter Straße 55-57, 73033 Göppingen
Holding Stuttgarter Straße GmbH (In liquidation)

Guernsey
P.O. Box 33, Dorey Court, Admiral Park, St. Peter Port, GY1 4AT
Barclays Insurance Guernsey PCC Limited	O

Hong Kong
42nd floor Citibank Tower, Citibank Plaza, 3 Garden Road
Barclays Bank (Hong Kong Nominees) Limited (In liquidation)
Barclays Capital Asia Nominees Limited (In liquidation)
Level 41,Cheung Kong Center, 2 Queen's Road, Central
Barclays Capital Asia Limited

India
208 Ceejay House, Shivsagar Estate, Dr A Beasant Road, Worli, Mumbai, 400 018
Barclays Securities (India) Private Limited
Barclays Wealth Trustees (India) Private Limited

Wholly owned subsidiaries	Note
5th to 12th Floor (Part), Building G2, Gera Commerzone SEZ, Survey No.65, Kharadi, Pune, 411014
Barclays Global Service Centre Private Limited
Nirlon Knowledge Park, Level 9, Block B-6, Off Western Express Highway, Goregaon (East), Mumbai, 400063
Barclays Investments & Loans (India) Private Limited	E, H

Ireland
One Molesworth Street, Dublin 2, D02RF29
Barclaycard International Payments Limited
Barclays Bank Ireland Public Limited Company
Barclays Europe Client Nominees Designated Activity Company	U
Barclays Europe Firm Nominees Designated Activity Company	U
Barclays Europe Nominees Designated Activity Company	U
25-28 North Wall Quay, Dublin 1, D01H104
Erimon Home Loans Ireland Limited
70 Sir John Rogerson’s Quay, Dublin 2
Barclays Finance Ireland Limited

Isle of Man
PO Box 9, Victoria Street, Douglas, IM99 1AJ
Barclays Nominees (Manx) Limited
Barclays Private Clients International Limited	I, J
2nd Floor, St Georges Court, Upper Church Street, Douglas, IM1 1EE
Barclays Holdings (Isle of Man) Limited (In Liquidation)

Japan
10-1, Roppongi 6-chome, Minato-ku, Tokyo
Barclays Funds and Advisory Japan Limited
Barclays Securities Japan Limited	F, H
Barclays Wealth Services Limited

Jersey
Gaspé House, 66-72 Esplanade, St. Helier, JE1 1GH
Barclays Services Jersey Limited
5 Espalanade, St Helier, JE2 3QA
Barclays Wealth Management Jersey Limited
BIFML PTC Limited (In liquidation)
13 Library Place, St Helier, JE4 8NE
Barclays Nominees (Jersey) Limited	U
Barclaytrust Channel Islands Limited	U
Esplanade, St Helier, JE1 1EE
MK Opportunities GP Ltd	A

Luxembourg
9, allée Scheffer, L-2520
Barclays Alzin Investments S.à r.l.	R
Barclays Bedivere Investments S.à r.l.
Barclays Bordang Investments S.à r.l.	S
Barclays BR Investments S.à r.l.
Barclays Cantal Investments S.à r.l.
Barclays Capital Luxembourg S.à r.l.
Barclays Capital Trading Luxembourg S.à r.l.	S
Barclays Claudas Investments S.à r.l.
Barclays Equity Index Investments S.à r.l.

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	447

Additional information (continued)

Wholly owned subsidiaries	Note
Barclays International Luxembourg Dollar Holdings S.à r.l.
Barclays Lamorak Investments S.à r.l.	E, Q
Barclays Leto Investments S.à r.l.	U
Barclays Luxembourg EUR Holdings S.à r.l	Q
Barclays Luxembourg Finance S.à r.l.
Barclays Luxembourg GBP Holdings S.à r.l.	T
Barclays Luxembourg Global Funding S.à r.l.
Barclays Luxembourg Holdings S.à r.l.	H, V
Barclays Luxembourg Holdings SSC	B
68-70 Boulevard de la Petrusse, L-2320
Adler Toy Holding Sarl
10 rue du Cha'teau d'Eau, Leudelange, L-3364
BPM Management GP SARL

Mauritius
C/O Rogers Capital Corporate Services Limited, 3rd Floor, Rogers House, No.5 President John Kennedy Street, Port Louis
Barclays Capital Mauritius Limited (In liquidation)
Barclays Capital Securities Mauritius Limited
Fifth Floor, Ebene Esplanade, 24 Cybercity, Ebene
Barclays Mauritius Overseas Holdings Limited

Mexico
Paseo de la Reforma 505, 41 Floor, Torre Mayor, Col. Cuauhtemoc, CP 06500
Barclays Bank Mexico, S.A.	J, L
Barclays Capital Casa de Bolsa, S.A. de C.V.	J, L
Grupo Financiero Barclays Mexico, S.A. de C.V.	J, L
Servicios Barclays, S.A. de C.V.

Monaco
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

Spain
Calle Jose, Abascal 51, 28003, Madrid
Barclays Tenedora De Inmuebles SL.
BVP Galvani Global, S.A.U.

Switzerland
Chemin de Grange Canal 18-20, PO Box 3941, 1211, Geneva
Barclays Bank (Suisse) SA
Barclays Switzerland Services SA
BPB Holdings SA

Wholly owned subsidiaries	Note
Taiwan (Province of China)
19F-1, No. 7, Xinyi Road, Sec. 5, Taipei,A322, Taiwan
Barclays Securities Taiwan Limited

United States
Corporation Service Company, 251 Little Falls Drive, Wilmington, DE 19808
Analytical Trade Holdings LLC
Analytical Trade Investments LLC	W
Barclays Bank Delaware
Barclays Capital Derivatives Funding LLC	C
Barclays Capital Energy Inc.
Barclays Capital Equities Trading GP	B
Barclays Capital Holdings Inc.	F, G, H
Barclays Capital Real Estate Finance Inc.
Barclays Capital Real Estate Holdings Inc.
Barclays Capital Real Estate Inc.
Barclays Commercial Mortgage Securities LLC	C
Barclays Dryrock Funding LLC	C
Barclays Financial LLC	C
Barclays Group US Inc.
Barclays Oversight Management Inc.
Barclays Receivables LLC	C
Barclays Services Corporation
Barclays Services LLC	C
Barclays US CCP Funding LLC	C
Barclays US Investments Inc.
Barclays US LLC
BCAP LLC	C
Curve Investments GP	B
Gracechurch Services Corporation
Lagalla Investments LLC
Long Island Holding A LLC	C
Marbury Holdings LLC
Preferred Liquidity, LLC	I
Procella Investments No.2 LLC	C
Procella Investments No.3 LLC	C
Relative Value Holdings, LLC
Surrey Funding Corporation
Sussex Purchasing Corporation
Sutton Funding LLC	C
US Secured Investments LLC	CC
Verain Investments LLC
Wilmington Riverfront LLC	W
Aon Insurance Managers, 76 Paul Street Suite, 500, Burlington VT 05401
Barclays Insurance U.S. Inc.
Corporation Service Company, 80 State Street, Albany, NY, 12207-2543
Barclays Equity Holdings Inc.
Corporation Service Company, 100 Pearl Street, 17th Floor, MC-CSC1, Hartford, CT 06103
Barclays Capital Inc.
Glenwood Ave, Suite 550, Raleigh, NC, 27608
Barclays US GPF Inc.
Equifirst Corporation (In liquidation)

Other Related Undertakings
Unless otherwise stated, the undertakings below are included in the consolidation and the share capital held by the Group comprises ordinary and/or common shares, which are held by subsidiaries of Barclays PLC. The percentage of the nominal value of each share class held by the Group is provided below.

Other Related Undertakings	%	Note
United Kingdom
1 Churchill Place, London, E14 5HP
Barclaycard Funding PLC	100.00	I
	100.00	J
PSA Credit Company Limited (In liquidation)	100.00	I
	100.00	K
Barclays Covered Bonds Limited Liability Partnership	50.00	B
St Helen’s, 1 Undershaft, London, EC3P 3DQ
Igloo Regeneration (General Partner) Limited	100.00	K, U
3-5 London Road, Rainham, Kent, ME8 7RG
Trade Ideas Limited	20.00	U
50 Lothian Road, Festival Square, Edinburgh, EH3 9WJ
Equistone Founder Partner II L.P.	20.00	B, U
Equistone Founder Partner III L.P.	35.00	B, U
Enigma, Wavendon Business Park Milton Keynes, MK178LX
Intelligent Processing Solutions Limited	19.50	U
c/o BDP LLP, Two Snow Hill, Queensway, Birmingham, B4 6GA
GW City Ventures Limited (In liquidation)	100.00	J,U
GN Tower Limited (In liquidation)	100.00	U
Haberfield Old Moor Road, Wennington, Lancaster, LA2 8PD
Full House Holdings Limited	67.42	U
13-15 York Buildings, London, WC2N 6JU
BGF Group PLC	24.62	U
Unit 9 Westbrook Court, Sharrowvale Road, Sheffield, United Kingdom, S11 8YZ
Palms Row Healthcare Holdings Limited	99.99	U, CC
5th Floor, 44 Great Marlborough Street, London, W1F 7JL
AVFI TIDE I LP	37.60	B, U
41 Luke Street, London, EC2A 4DP
Fintech for International Development Limited	26.37	I
	100.00	J
		U
1 America Square, Crosswall, London, EC3N 2SG
BMC (UK) Ltd	44.90	E, I, U
3rd Floor, 25 Soho Square, London, W1D 3QR
Female Innovators Lab LP	73.17	B, U
Aurora House, 120 Bothwell Street, Glasgow, G2 7JT
Buchanan Wharf (Glasgow) Management Limited	78.00	E

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	448

Additional information (continued)

Other Related Undertakings	%	Note
Aviation House, 125 Kingsway, London, WC2B 6NH
Huntress Group Limited	25.00	I, U

Belgium
Postbus 751, Neiuwegein, Utrecht, 3430 AT
Euphony Benelux NV (In liquidation)	20.00	U

Cayman Islands
PO Box 309, Ugland House, Grand Cayman KY1-1104
Cupric Canyon Capital GP Limited	50.00	U
Cupric Canyon Capital LP	42.2	I, U
Southern Peaks Mining LP	54.4	B, U
SPM GP Limited	90.00	U

Korea, Republic of
18th Floor, Daishin Finance Centre, 343, Samil-daero, Jung-go, Seoul
Woori BC Pegasus Securitization Specialty Co. Ltd	70.00	AA

Luxembourg
9, allee Scheffer, L-2520
BNRI Limehouse No.1 S.à r.l.	96.30	P
Preferred Funding S.à r.l.	100.00	W
Preferred Investments S.à r.l.	100.00	H, W

Malta
RS2 Buildings, Fort Road, Mosta MST 1859
RS2 Software PLC	18.25	U

Netherlands
Alexanderstraat 18, The Hague, 2514 JM, Zuid-Holland
Tulip Oil Holding BV	34.90	I
	23.20	K
		U

Sweden
c/o ForeningsSparbanken AB 105 34 Stockholm
EnterCard Group AB	100	I

United States
Corporation Services Company, 251 Little Falls, Drive Wilmington, DE 19808
DG Solar Lessee, LLC	75.00	C, U
Corporation Trust Company, Corporation Trust Centre, 1209 Orange Street, Wilmington DE 19801
DG Solar Lessee II, LLC	75.00	C, U
VS BC Solar Lessee I LLC	50	C, U
1415 Louisiana Street, Suite 1600, TX 77002-0000
Sabine Oil & Gas Holdings, Inc.	22.12	U

Subsidiaries by virtue of control
The related undertakings below are subsidiary undertakings in accordance with s.1162 Companies Act 2006 by virtue of the fact that the Group can exercise dominant influence or control over them.

Subsidiaries by virtue of dominant influence or control	%	Note
United Kingdom
1 Churchill Place, London, E14 5HP
Oak Pension Asset Management Limited	0.00	U
Water Street Investments Limited	0.00	U

Cayman Islands
PO Box 309GT, Ugland House, South Church Street, Grand Cayman, KY1-1104
Hornbeam Limited	0.00	U

Guernsey
P.O. Box 33, Dorey Court, Admiral Park, St. Peter Port, GY1 4AT
Barclays UKRF No.1 IC Limited	0.00	U
Barclays UKRF ICC Limited	0.00	U
Barclays UKRF No.2 IC Ltd	0.00	U

Joint Ventures
The related undertaking below is dealt with as a Joint Venture in accordance with s. 18, Schedule 4, The Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008 and is proportionally consolidated. The proportion of the capital of the related undertaking held by the Group is stated below.

Joint Venture	%	Note
United Kingdom
All Saints Triangle, Caledonian Road, London, N1 9UT
Vaultex UK Limited	50.00
Joint management factors
The Board of Directors of the above Joint Venture comprises two Barclays representative Directors, two JV partner Directors and three non-JV partner Directors. The Board of Directors are responsible for setting the Company strategy and budgets.
The last financial year of the above JV ended on 6 October 2022.

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	449

Additional information (continued)
Deposits
Deposits include deposits from banks and customer accounts.

	2022	2021	2020
Average for the year ended 31 December	£m	£m	£m
Deposits at amortised cost
UK	415,524	412,631	364,736
Europe	66,953	42,417	47,365
Americas	46,527	36,031	37,032
Asia	15,479	10,094	12,509
Africa	11,150	8,815	8,865
Total deposits at amortised cost	555,633	509,988	470,507

	2022	2021	2020
For the year ended 31 December[a]	£m	£m	£m
Deposits at amortised cost	545,782	519,433	481,036
In offices in the United Kingdom:
Current and demand accounts
- interest free	137,451	147,203	132,484
- interest bearing	51,110	46,997	40,543
Savings accounts	148,268	156,543	145,376
Other time deposits - retail	16,861	74,056	70,125
Other time deposits - wholesale	87,629	8,956	11,549
Total repayable in offices in the United Kingdom	441,319	433,755	400,077
In offices outside the United Kingdom:
Current and demand accounts
- interest free	15,649	17,186	15,309
- interest bearing	14,704	15,762	13,772
Savings accounts	15,990	15,055	14,940
Other time deposits	58,120	37,675	36,938
Total repayable in offices outside the United Kingdom	104,463	85,678	80,959
Notes
a     The UK/Non-UK deposit analysis is based on the location of the office where the transactions are recorded.
b     The country analysis in the table above is based on the location of the counterparty with which the deposits at amortised cost are recorded.

Deposits at amortised cost in offices in the United Kingdom received from non-residents amounted to £43,130m (2021: £38,999m).
Of the deposits at amortised cost disclosed in the above table, there are uninsured deposits of £325,782m (2021: £297,433m; 2020: £270,036m) which are not insured through the UK Financial Services Compensation Scheme (FSCS) or other similar deposits schemes.

Uninsured other time deposits

	2022	2021	2020
	£m	£m	£m
3 months or less	121,616	97,106	89,227
3 to 6 months	18,610	11,973	13,655
6 to 12 months	11,301	5,066	6,284
12 months and over	3,257	2,015	2,329
Total	154,784	116,160	111,495
As at 31 December 2022, £382m (2021: £263m; 2020: £649m) of U.S. time deposits were in excess of the Federal Deposit Insurance Corporation insurance limit.

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	450

Additional information (continued)
Average deposits at amortised cost and the average interest rate paid
The following tables present average deposits at amortised cost and their associated interest expense by deposit type.

	Average deposits at amortised cost	Interest expense	Average interest rate
For the year ended 31 December 2022	£m	£m	%
Current and demand accounts
- interest free	162,014	—	—
- interest bearing	67,994	437	0.6
Savings accounts	172,274	673	0.4
Other time deposits - retail	24,324	234	1.0
Other time deposits - wholesale	129,027	2,229	1.7
Total	555,633	3,573	0.6

	Average deposits at amortised cost	Interest expense	Average interest rate
For the year ended 31 December 2021	£m	£m	%
Current and demand accounts
- interest free	154,338	—	—
- interest bearing	61,987	59	0.1
Savings accounts	170,312	249	0.1
Other time deposits - retail	20,166	40	0.2
Other time deposits - wholesale	103,185	213	0.2
Total	509,988	561	0.1

	Average deposits at amortised cost	Interest expense	Average interest rate
For the year ended 31 December 2020	£m	£m	%
Current and demand accounts
- interest free	128,094	—	—
- interest bearing	52,374	89	0.2
Savings accounts	154,453	415	0.3
Other time deposits - retail	25,400	101	0.4
Other time deposits - wholesale	110,186	425	0.4
Total	470,507	1,030	0.2

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	451

Additional information (continued)
Commitments and contractual obligations
Commercial commitments include guarantees, contingent liabilities and standby facilities.

Commercial commitments
	Amount of commitment expiration per period
	Less than one year	Between one to three years	Between three to five years	After five years	Total amounts committed
	£m	£m	£m	£m	£m
As at 31 December 2022
Guarantees and letters of credit pledged as collateral security	17,760	—	—	—	17,760
Performance guarantees, acceptances and endorsements	6,444	1	—	—	6,445
Documentary credits and other short-term trade related transactions	1,748	—	—	—	1,748
Standby facilities, credit lines and other commitments	393,723	37	—	—	393,760

As at 31 December 2021
Guarantees and letters of credit pledged as collateral security	15,549	—	—	—	15,549
Performance guarantees, acceptances and endorsements	5,797	—	—	—	5,797
Documentary credits and other short-term trade related transactions	1,584	—	—	—	1,584
Standby facilities, credit lines and other commitments	344,055	72	—	—	344,127
Contractual obligations include debt securities and purchase obligations.

Contractual obligations
	Payments due by period
	Less than one year	Between one to three years	Between three to five years	After five years	Total
	£m	£m	£m	£m	£m
As at 31 December 2022
Long-term debt[a]	59,046	18,238	19,146	44,409	140,839
Purchase obligations	998	1,073	471	31	2,573
Total	60,044	19,311	19,617	44,440	143,412

As at 31 December 2021
Long-term debt[a]	48,592	20,438	16,376	37,331	122,737
Purchase obligations	943	1,010	383	24	2,360
Total	49,535	21,448	16,759	37,355	125,097
Note
a     Long-term debt has been prepared to reflect cash flows on an undiscounted basis, which includes interest payments.

Net cash flows from derivatives used to hedge long-term debt amount to £(4.6)bn (2021: £1.4bn).
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

Maturities and yield of investment debt securities

	Maturing within one year		Maturing after one but within five years		Maturing after five but within ten years		Maturing after ten years		Total
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
As at 31 December 2022	£m	%	£m	%	£m	%	£m	%	£m	%
Loans and advances at amortised cost	4,425	0.4%	27,843	2.1%	1,048	4.0%	12,171	2.8%	45,487	2.2%
Financial assets at fair value through other comprehensive income	14,077	1.0%	32,372	2.1%	10,948	2.1%	7,435	2.2%	64,832	1.9%
Total book value	18,502		60,215		11,996		19,606		110,319

The above table is only for debt securities held at the reporting date and does not include associated hedges.

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	452

Additional information (continued)
Average balance sheet
Average balances are based upon monthly averages.

Assets		2022
		Average balance	Interest income	Interest expenseᵃ	Total net interest	Rate
		£m	£m	£m	£m	%
Cash and balances at central banks	UK	128,793	1,669	—	1,669	1.3
Cash and balances at central banks	Non-UK	137,155	1,247	(190)	1,057	0.8
Cash and balances at central banks	Total	265,948	2,916	(190)	2,726	1.0
Loans and advances at amortised cost	UK	314,063	8,989	—	8,989	2.9
Loans and advances at amortised cost	Non-UK	81,561	4,387	—	4,387	5.4
Loans and advances at amortised cost[b]	Total	395,624	13,376	—	13,376	3.4
Cash collateral	UK	61,830	421	(1)	420	0.7
Cash collateral	Non-UK	23,592	39	(15)	24	0.1
Cash collateral	Total	85,422	460	(16)	444	0.5
Reverse repurchase agreements	UK	982	29	—	29	2.9
Reverse repurchase agreements	Non-UK	2,383	13	(2)	11	0.5
Reverse repurchase agreements	Total	3,365	42	(2)	40	1.2
Interest earning assets at fair value through other comprehensive income	UK	58,937	1,862	—	1,862	3.2
Interest earning assets at fair value through other comprehensive income	Non-UK	4,474	101	—	101	2.3
Interest earning assets at fair value through other comprehensive income	Total	63,411	1,963	—	1,963	3.1
Other interest and similar income[c]			339	(208)	131	—
Total interest earning assets not at fair value through income statement		813,770	19,096	(416)	18,680	2.3
Less: interest and similar expense			(8,524)	416	(8,108)
Net interest		813,770	10,572	—	10,572
Financial assets at fair value through income statement	UK	210,328
Financial assets at fair value through income statement	Non-UK	113,613
Financial assets at fair value through income statement	Total	323,941
Total interest earning assets		1,137,711
Impairments		(5,685)
Non-interest earning assets		479,130
Total		1,611,156
Percentage of total average interest earning assets in offices outside the UK		32%
Notes
a     Negative interest earned on assets (which is presented within interest and similar expense in the statutory accounts) is included in determining the total net interest figure. This presentation is deemed appropriate to represent the return associated with each asset class in the table.
b     Loans and advances at amortised cost include all doubtful lending. Interest receivable on such lending has been included to the extent to which either cash payments have been received or interest has been accrued in accordance with the income recognition policy of the Barclays Group.
c     Other interest and similar income principally includes interest income relating to hedging activity.

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	453

Additional information (continued)

Assets		2021
		Average balance	Interest income	Interest expenseᵃ	Total net interest	Rate
		£m	£m	£m	£m	%
Cash and balances at central banks	UK	100,193	112	—	112	0.1
Cash and balances at central banks	Non-UK	130,496	72	(304)	(232)	(0.2)
Cash and balances at central banks	Total	230,689	184	(304)	(120)	(0.1)
Loans and advances at amortised cost	UK	294,367	7,183	—	7,183	2.4
Loans and advances at amortised cost	Non-UK	61,695	2,357	(1)	2,356	3.8
Loans and advances at amortised cost[b]	Total	356,062	9,540	(1)	9,539	2.7
Cash collateral	UK	50,363	112	(28)	84	0.2
Cash collateral	Non-UK	20,358	24	(37)	(13)	(0.1)
Cash collateral	Total	70,721	136	(65)	71	0.1
Reverse repurchase agreements	UK	1,417	14	—	14	1.0
Reverse repurchase agreements	Non-UK	4,078	7	(4)	3	0.1
Reverse repurchase agreements	Total	5,495	21	(4)	17	0.3
Interest earning assets at fair value through other comprehensive income	UK	67,279	512	—	512	0.8
Interest earning assets at fair value through other comprehensive income	Non-UK	3,058	38	—	38	1.2
Interest earning assets at fair value through other comprehensive income	Total	70,337	550	—	550	0.8
Other interest and similar income[c]			809	(248)	561	—
Total interest earning assets not at fair value through income statement		733,304	11,240	(622)	10,618	1.4
Less: interest and similar expense			(3,167)	622	(2,545)
Net interest		733,304	8,073	—	8,073
Financial assets at fair value through income statement	UK	192,829
Financial assets at fair value through income statement	Non-UK	103,188
Financial assets at fair value through income statement	Total	296,017
Total interest earning assets		1,029,321
Impairments		(6,949)
Non-interest earning assets		416,393
Total		1,438,765
Percentage of total average interest earning assets in offices outside the UK		31%
Notes
a     Negative interest earned on assets (which is presented within interest and similar expense in the statutory accounts) is included in determining the total net interest figure. This presentation is deemed appropriate to represent the return associated with each asset class in the table.
b     Loans and advances at amortised cost include all doubtful lending. Interest receivable on such lending has been included to the extent to which either cash payments have been received or interest has been accrued in accordance with the income recognition policy of the Barclays Group.
c     Other interest and similar income principally includes interest income relating to hedging activity.

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	454

Additional information (continued)

Assets		2020
		Average balance	Interest income	Interest expenseᵃ	Total net interest	Rate
		£m	£m	£m	£m	%
Cash and balances at central banks	UK	79,242	133	(19)	114	0.1
Cash and balances at central banks	Non-UK	123,183	142	(281)	(139)	(0.1)
Cash and balances at central banks	Total	202,425	275	(300)	(25)	—
Loans and advances at amortised cost	UK	286,214	7,194	—	7,194	2.5
Loans and advances at amortised cost	Non-UK	72,177	2,986	(4)	2,982	4.1
Loans and advances at amortised cost[b]	Total	358,391	10,180	(4)	10,176	2.8
Cash collateral	UK	65,225	214	(31)	183	0.3
Cash collateral	Non-UK	18,110	36	—	36	0.2
Cash collateral	Total	83,335	250	(31)	219	0.3
Reverse repurchase agreements	UK	1,893	16	—	16	0.8
Reverse repurchase agreements	Non-UK	8,917	4	(9)	(5)	(0.1)
Reverse repurchase agreements	Total	10,810	20	(9)	11	0.1
Interest earning assets at fair value through other comprehensive income	UK	71,931	721	—	721	1.0
Interest earning assets at fair value through other comprehensive income	Non-UK	2,927	55	—	55	1.9
Interest earning assets at fair value through other comprehensive income	Total	74,858	776	—	776	1.0
Other interest and similar income[c]			391	—	391	—
Total interest earning assets not at fair value through income statement		729,819	11,892	(344)	11,548	1.6
Less: interest and similar expense			(3,770)	344	(3,426)
Net interest		729,819	8,122	—	8,122
Financial assets at fair value through income statement	UK	187,927
Financial assets at fair value through income statement	Non-UK	76,369
Financial assets at fair value through income statement	Total	264,296
Total interest earning assets		994,115
Impairments		(7,969)
Non-interest earning assets		425,438
Total		1,411,584
Percentage of total average interest earning assets in offices outside the UK		30%
Notes
a     Negative interest earned on assets (which is presented within interest and similar expense in the statutory accounts) is included in determining the total net interest figure. This presentation is deemed appropriate to represent the return associated with each asset class in the table.
b     Loans and advances at amortised cost include all doubtful lending. Interest receivable on such lending has been included to the extent to which either cash payments have been received or interest has been accrued in accordance with the income recognition policy of the Barclays Group.
c     Other interest and similar income principally includes interest income relating to hedging activity.

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	455

Additional information (continued)

Liabilities		2022
		Average balance	Interest expense	Interest incomeᵃ	Total net interest	Rate
		£m	£m	£m	£m	%
Deposits at amortised cost	UK	311,353	2,469	(8)	2,461	0.8
Deposits at amortised cost	Non-UK	81,077	1,077	(67)	1,010	1.2
Deposits at amortised cost	Total	392,430	3,546	(75)	3,471	0.9
Federal funds purchased	UK	—	—	—	—	—
Federal funds purchased	Non-UK	1,189	27	—	27	2.3
Federal funds purchased	Total	1,189	27	—	27	2.3
Cash collateral	UK	50,977	365	(63)	302	0.6
Cash collateral	Non-UK	22,610	31	—	31	0.1
Cash collateral	Total	73,587	396	(63)	333	0.5
Debt securities in issue	UK	56,077	2,232	—	2,232	4.0
Debt securities in issue	Non-UK	22,009	524	—	524	2.4
Debt securities in issue	Total	78,086	2,756	—	2,756	3.5
Commercial paper	UK	19,593	218	(62)	156	0.8
Commercial paper	Non-UK	15,247	266	(5)	261	1.7
Commercial paper[b]	Total	34,840	484	(67)	417	1.2
Subordinated liabilities	UK	11,685	507	—	507	4.3
Subordinated liabilities	Non-UK	527	23	—	23	4.4
Subordinated liabilities	Total	12,212	530	—	530	4.3
Repurchase agreements	UK	25,849	306	—	306	1.2
Repurchase agreements	Non-UK	2,982	12	(3)	9	0.3
Repurchase agreements	Total	28,831	318	(3)	315	1.1
Other interest and similar expense[b]		—	467	(208)	259	—
Total interest bearing liabilities not at fair value through P&L		621,175	8,524	(416)	8,108	1.3
Interest bearing liabilities at fair value through P&L	UK	273,899
Interest bearing liabilities at fair value through P&L	Non-UK	66,573
Interest bearing liabilities at fair value through P&L	Total	340,472
Total interest bearing liabilities		961,647
Interest free customer deposits	UK	144,883
Interest free customer deposits	Non-UK	17,131
Interest free customer deposits	Total	162,014
Other non-interest bearing liabilities		417,165
Shareholders' equity		70,330
Total		1,611,156
Percentage of total average interest bearing liabilities in offices outside the UK		22%
Notes
a     Negative interest earned on liabilities (which is presented within interest and similar income in the statutory accounts) is included in determining the total net interest figure. This presentation is deemed appropriate to represent the return associated with each asset class in the table.
b     Other interest and similar expense principally includes interest expense relating to hedging activity.

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	456

Additional information (continued)

Liabilities		2021
		Average balance	Interest expense	Interest incomeᵃ	Total net interest	Rate
		£m	£m	£m	£m	%
Deposits at amortised cost	UK	285,772	343	(55)	288	0.1
Deposits at amortised cost	Non-UK	69,090	217	(76)	141	0.2
Deposits at amortised cost	Total	354,862	560	(131)	429	0.1
Federal funds purchased	UK	—	—	—	—	—
Federal funds purchased	Non-UK	788	1	—	1	0.1
Federal funds purchased	Total	788	1	—	1	0.1
Cash collateral	UK	44,903	41	(40)	1	—
Cash collateral	Non-UK	16,036	22	—	22	0.1
Cash collateral	Total	60,939	63	(40)	23	—
Debt securities in issue	UK	54,023	1,218	—	1,218	2.3
Debt securities in issue	Non-UK	12,790	95	—	95	0.7
Debt securities in issue	Total	66,813	1,313	—	1,313	2.0
Commercial paper	UK	13,034	3	(26)	(23)	(0.2)
Commercial paper	Non-UK	11,337	24	(6)	18	0.2
Commercial paper	Total	24,371	27	(32)	(5)	—
Subordinated liabilities	UK	13,738	500	—	500	3.6
Subordinated liabilities	Non-UK	227	7	—	7	3.1
Subordinated liabilities	Total	13,965	507	—	507	3.6
Repurchase agreements	UK	19,247	31	—	31	0.2
Repurchase agreements	Non-UK	2,542	1	(45)	(44)	(1.7)
Repurchase agreements	Total	21,789	32	(45)	(13)	(0.1)
Other interest and similar expense[b]		—	664	(374)	290	—
Total interest bearing liabilities not at fair value through income statement		543,527	3,167	(622)	2,545	0.5
Interest bearing liabilities at fair value through income statement	UK	269,183
Interest bearing liabilities at fair value through income statement	Non-UK	55,757
Interest bearing liabilities at fair value through income statement	Total	324,940
Total interest bearing liabilities		868,467
Interest free customer deposits	UK	139,159
Interest free customer deposits	Non-UK	15,179
Interest free customer deposits	Total	154,338
Other non-interest bearing liabilities		348,142
Shareholders' equity		67,818
Total		1,438,765
Percentage of total average interest earning liabilities in offices outside the UK		19%
Notes
a     Negative interest earned on liabilities (which is presented within interest and similar income in the statutory accounts) is included in determining the total net interest figure. This presentation is deemed appropriate to represent the return associated with each asset class in the table.
b     Other interest and similar expense principally includes interest expense relating to hedging activity.

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	457

Additional information (continued)

Liabilities		2020
		Average balance	Interest expense	Interest incomeᵃ	Total net interest	Rate
		£m	£m	£m	£m	%
Deposits at amortised cost	UK	272,031	586	(15)	571	0.2
Deposits at amortised cost	Non-UK	70,227	443	(15)	428	0.6
Deposits at amortised cost	Total	342,258	1,029	(30)	999	0.3
Federal funds purchased	UK	—	—	—	—	—
Federal funds purchased	Non-UK	155	1	—	1	0.6
Federal funds purchased[b]	Total	155	1	—	1	0.6
Cash collateral	UK	52,869	96	(31)	65	0.1
Cash collateral	Non-UK	13,921	38	—	38	0.3
Cash collateral	Total	66,790	134	(31)	103	0.2
Debt securities in issue	UK	56,775	980	—	980	1.7
Debt securities in issue	Non-UK	13,358	274	(2)	272	2.0
Debt securities in issue	Total	70,133	1,254	(2)	1,252	1.8
Commercial paper	UK	10,754	26	—	26	0.2
Commercial paper	Non-UK	10,185	80	—	80	0.8
Commercial paper[b]	Total	20,939	106	—	106	0.5
Subordinated liabilities	UK	18,845	662	—	662	3.5
Subordinated liabilities	Non-UK	220	8	—	8	3.6
Subordinated liabilities	Total	19,065	670	—	670	3.5
Repurchase agreements	UK	19,694	68	—	68	0.3
Repurchase agreements	Non-UK	1,321	7	(5)	2	0.2
Repurchase agreements	Total	21,015	75	(5)	70	0.3
Other interest and similar expense[c]		—	501	—	501	—
Total interest bearing liabilities not at fair value through income statement		540,355	3,770	(68)	3,702	0.7
Interest bearing liabilities at fair value through income statement	UK	240,792
Interest bearing liabilities at fair value through income statement	Non-UK	51,890
Interest bearing liabilities at fair value through income statement	Total	292,682
Total interest bearing liabilities		833,037
Interest free customer deposits	UK	115,234
Interest free customer deposits	Non-UK	12,860
Interest free customer deposits	Total	128,094
Other non-interest bearing liabilities		381,243
Shareholders' equity		69,210
Total		1,411,584
Percentage of total average interest earning liabilities in offices outside the UK		19%
Notes
a     Negative interest earned on liabilities (which is presented within interest and similar income in the statutory accounts) is included in determining the total net interest figure. This presentation is deemed appropriate to represent the return associated with each asset class in the table.
b     Following a change in reporting requirements, federal funds purchased and commercial paper have been presented separately for the average balance sheet. Federal funds purchased were previously shown within deposits at amortised cost and commercial paper was previously shown within debt securities in issue. Prior year comparatives have been re-presented.
c     Other interest and similar expense principally includes interest expense relating to hedging activity.

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	458

Additional information (continued)
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

Interest income
		2022/2021 Change due to increase/(decrease) in:			2021/2020 Change due to increase/(decrease) in:
		Total change	Volume	Rate	Total change	Volume	Rate
		£m	£m	£m	£m	£m	£m
Cash and balances at central banks	UK	1,557	41	1,516	(2)	26	(28)
Cash and balances at central banks	Non-UK	1,289	(11)	1,300	(93)	(8)	(85)
Cash and balances at central banks	Total	2,846	30	2,816	(95)	18	(113)
Loans and advances at amortised cost	UK	1,806	504	1,302	(11)	202	(213)
Loans and advances at amortised cost	Non-UK	2,031	896	1,135	(626)	(411)	(215)
Loans and advances at amortised cost	Total	3,837	1,400	2,437	(637)	(209)	(428)
Cash collateral	UK	336	23	313	(99)	(36)	(63)
Cash collateral	Non-UK	37	(2)	39	(49)	4	(53)
Cash collateral	Total	373	21	352	(148)	(32)	(116)
Reverse repurchase agreements	UK	15	(5)	20	(2)	(5)	3
Reverse repurchase agreements	Non-UK	8	(1)	9	8	2	6
Reverse repurchase agreements	Total	23	(6)	29	6	(3)	9
Interest earning assets at fair value through other comprehensive income	UK	1,350	(71)	1,421	(209)	(45)	(164)
Interest earning assets at fair value through other comprehensive income	Non-UK	63	23	40	(17)	2	(19)
Interest earning assets at fair value through other comprehensive income	Total	1,413	(48)	1,461	(226)	(43)	(183)
Other interest and similar income		(430)	—	(430)	170	—	170
Total interest receivable		8,062	1,397	6,665	(930)	(269)	(661)

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	459

Additional information (continued)

Interest expense
		2022/2021 Change due to increase/(decrease) in:			2021/2020 Change due to increase/(decrease) ina:
		Total change	Volume	Rate	Total change	Volume	Rate
		£m	£m	£m	£m	£m	£m
Deposits at amortised cost	UK	2,173	28	2,145	(283)	28	(311)
Deposits at amortised cost	Non-UK	869	28	841	(287)	(7)	(280)
Deposits at amortised cost	Total	3,042	56	2,986	(570)	21	(591)
Federal funds purchased	UK	—	—	—	—	—	—
Federal funds purchased	Non-UK	26	2	24	—	2	(2)
Federal funds purchased	Total	26	2	24	—	2	(2)
Cash collateral	UK	301	—	301	(64)	(9)	(55)
Cash collateral	Non-UK	9	9	—	(16)	5	(21)
Cash collateral	Total	310	9	301	(80)	(4)	(76)
Debt securities in issue	UK	1,014	48	966	238	(50)	288
Debt securities in issue	Non-UK	429	105	324	(177)	(12)	(165)
Debt securities in issue	Total	1,443	153	1,290	61	(62)	123
Commercial paper	UK	179	(6)	185	(49)	5	(54)
Commercial paper	Non-UK	243	8	235	(62)	8	(70)
Commercial paper	Total	422	2	420	(111)	13	(124)
Subordinated liabilities	UK	7	(81)	88	(162)	(184)	22
Subordinated liabilities	Non-UK	16	12	4	(1)	—	(1)
Subordinated liabilities	Total	23	(69)	92	(163)	(184)	21
Repurchase agreements	UK	275	15	260	(37)	(2)	(35)
Repurchase agreements	Non-UK	53	(7)	60	(46)	—	(46)
Repurchase agreements	Total	328	8	320	(83)	(2)	(81)
Other interest and similar expense		(31)	—	(31)	(211)	—	(211)
Total interest payable		5,563	161	5,402	(1,157)	(216)	(941)
Note
a     Following a change in reporting requirements, federal funds purchased and commercial paper have been presented separately for the average balance sheet. Federal funds purchased were previously shown within deposits at amortised cost and commercial paper was previously shown within debt securities in issue. Prior year comparatives have been re-presented.

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	460

Additional information (continued)
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
This risk element in loans and advances may be analysed between the United Kingdom and Rest of the World as follows:

Risk elements in loans and advances at amortised cost
	2022	2021	2020	2019	2018
As at 31 December	£m	£m	£m	£m	£m
Gross stage 3 credit impaired loans
United Kingdom	4,038	4,432	4,828	4,552	5,150
Rest of the world	3,048	2,803	4,169	3,371	3,353
Total	7,086	7,235	8,997	7,923	8,503

Interest forgone on risk elements in loans and advances at amortised cost
	2022	2021	2020
	£m	£m	£m
Interest income that would have been recognised under the original contractual terms
United Kingdom	64	74	117
Rest of the World	44	39	69
Total	108	113	186

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
Wholesale accounts that are deemed to contain heightened levels of risk are recorded on graded watchlists comprising four categories, graded in line with the perceived severity of the risk attached to the lending, and its probability of default. Where a counterparty’s financial health gives grounds for concern, it is immediately placed into the appropriate category. Once an account has been placed on a watchlist, the exposure is monitored and, where appropriate, exposure reductions are effected. Further information on monitoring weaknesses in portfolios can be found in the Barclays PLC Pillar 3 Report 2022 (unaudited).

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	461

Additional information (continued)
Impairment

Allocation of the allowance for credit losses
Balance at end of period applicable to:	Amounts					% of loans in each category to total loans
	2022	2021	2020	2019	2018	2022	2021	2020	2019	2018
As at 31 December	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Loans and advances at amortised cost to banks	12	2	4	3	1	2.8%	2.9%	2.7%	2.9%	3.2%
Loans and advances at amortised cost to customers	5,538	5,727	8,320	6,296	6,765	97.1%	97.1%	97.2%	96.9%	96.6%
Financial assets at fair value through other comprehensive income	—	—	—	—	1	0.1%	—%	0.1%	0.2%	0.2%
Loans and advances[a]						100%	100%	100%	100%	100%

Net Charge offs during the period to average loans outstanding
Balance at end of period applicable to:	Amounts
	2022	2021	2020	2019	2018
As at 31st December	£m	£m	£m	£m	£m
Loans and advances at amortised cost to banks
Net charge off	—	—	—	—	—
Average loans	11,153	9,879	9,516	10,773	10,045
Ratio %	—%	—%	—%	—%	—%
Loans and advances at amortised cost to customers
Net charge off	1,357	2,077	1,565	1,758	1,696
Average loans	340,992	318,527	327,443	321,151	312,817
Ratio %	0.4%	0.7%	0.5%	0.5%	0.5%
Financial assets at fair value through other comprehensive income
Net charge off	—	—	—	—	—
Average loans	221	110	418	409	647
Ratio %	—%	—%	—%	—%	—%

Consolidated basis
Allowance for credit losses to total loans outstanding during	Amounts
	2022	2021	2020	2019	2018
As at 31st December	£m	£m	£m	£m	£m
Allowance for credit losses[b]	5,550	5,729	8,325	6,299	6,767
Total loans outstanding[c]	359,064	335,402	327,342	328,286	328,104
Ratio %	1.6%	1.7%	2.5%	1.9%	2.1%
Notes
a Total loans outstanding excludes Debt securities at at amortized cost.
b Allowance for credit losses: Impairment allowance on Loans & advances at amortized cost has marginally reduced to £5,5bn (2021: £5.7bn), primarily driven by changes in portfolio mix and write off. Coverages levels remain robust.
c Loans outstanding: Gross loans and advances increased to £359bn (2021: £335bn), Growth is attributable to strong customer demand in investment banking £17bn and home loans £4bn. Further, credit cards and unsecured lending grew by £9b driven by organic growth and strategic acquisitions, partially offset by wholesale lending majorly Business Banking due to BBLS repayments.

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	462

Additional information (continued)
Maturity analysis of gross loans and advances

20 F-Maturity analysis of gross loans and advances
	Less than 1 year	One to five years	Five to fifteen years	Over fifteen years	Total
As at 31st December 2022	£m	£m	£m	£m	£m
Loans and advances at amortised cost to banks	9,981	—	—	—	9,981
Loans and advances at amortised cost to customers	47,921	94,372	73,987	132,581	348,861
FVOCI	—	222	—	—	222
Loans and advances at fair value through profit and loss	32,889	3,061	1,691	1,787	39,428
Traded loans	13,198	—	—	—	13,198
Total gross loans and advances	103,989	97,655	75,678	134,368	411,690
	Less than 1 year	One to five years	Five to fifteen years	Over fifteen years	Total
As at 31 December 2021	£m	£m	£m	£m	£m
Loans and advances at amortised cost to banks	9,700	—	—	—	9,700
Loans and advances at amortised cost to customers	41,792	81,081	75,736	127,040	325,649
FVOCI	53	—	—	—	53
Loans and advances at fair value through profit and loss	30,401	2,829	2,805	2,633	38,668
Traded loans	12,525	—	—	—	12,525
Total gross loans and advances	94,471	83,910	78,541	129,673	386,595

Interest rate sensitivity of gross loans and advances. Maturity > 1 year
	2022			2021
	Fixed rate	Variable rate	Total	Fixed rate	Variable rate	Total
As at 31 December	£m	£m	£m	£m	£m	£m
Loans and advances at amortised cost to banks	—	—	—	—	—	—
Loans and advances at amortised cost to customers	163,855	137,085	300,940	153,212	130,645	283,857
Financial assets at fair value through other comprehensive income	—	222	222	—	—	—
Loans and advances at fair value through profit and loss	3,259	3,280	6,539	6,084	2,183	8,267
Total loans and advances	167,114	140,587	307,701	159,296	132,828	292,124

Notional principal amounts of credit derivatives
	2022	2021	2020
As at 31 December	£m	£m	£m
Credit derivatives held or issued for trading purposes	1,727,220	1,272,104	847,845
Note
a     Includes credit derivatives held as economic hedges which are not designated as hedges for accounting purposes.

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	463

Additional information (continued)
Related party transactions additional disclosure
For US disclosure purposes, the aggregate emoluments of all Directors and Officers of Barclays PLC who held office during the year (2022: 25 persons, 2021: 26 persons, 2020: 28 persons) for the year ended 31 December 2022 amounted to £56.7m (2021: £65.7m, 2020: £70.2m). In addition, the aggregate amount set aside for the year ended 31 December 2022, to provide pension benefits for the Directors and Officers amounted to £nil (2021: £nil, 2020: £nil).

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	464

Glossary of terms
‘Advanced Internal Ratings Based (A-IRB)’ See ‘Internal Ratings Based (IRB)’.
‘Acceptances and endorsements’ An acceptance is an undertaking by a bank to pay a bill of exchange drawn on a customer, for which reimbursement by the customer is normally immediate. Endorsements are to change the payee of a bill of exchange but with no change to the bank’s liability.
‘Additional Tier 1 (AT1) capital’ A type of capital as defined in the CRR largely comprising eligible non-common equity capital securities and any related share premium.
‘Additional Tier 1 (AT1) securities’ Non-common equity securities that are eligible as AT1 capital.
‘Advanced Measurement Approach (AMA)’ An approach used to quantify required capital for operational risk. Under the AMA, banks are allowed to develop their own empirical model to quantify required capital for operational risk. Banks can only use this approach subject to approval from their local regulators.
‘Agency Bonds’ Bonds issued by state and / or government agencies or government-sponsored entities.
‘Agency Mortgage-Backed Securities’ Mortgage-Backed Securities issued by government-sponsored entities.
‘All price risk (APR)’ An estimate of all the material market risks, including rating migration and default, for the correlation trading portfolio.
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
‘Annualised cumulative weighted average lifetime PD’ The Probability of Default (PD) over the remaining life of the asset, expressed as an annual rate, reflecting a range of possible economic scenarios.
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
‘Barclays Africa’ or ‘Absa’ or ‘Absa Group Limited’ Barclays Africa Group Limited (now Absa Group Limited), which was previously a subsidiary of the Barclays Group. As a consequence of its disposals of shares in April 2022 and September 2022, the Barclays Group has now exited its shareholding in Absa Group Limited.
‘Balance weighted Loan to Value (LTV) ratio’ In the context of the credit risk disclosures on secured home loans, a means of calculating marked to market LTVs derived by calculating individual LTVs at account level and weighting it by the balances to arrive at the average position. Balance weighted Loan to Value (LTV) ratio is calculated using the following formula: LTV = ((loan 1 balance x Marked to market (MTM) LTV% for loan 1) + (loan 2 balance x Marked to market (MTM) LTV% for loan 2) + ...) / total outstanding balances in portfolio.
‘Barclaycard Consumer UK’ The UK Barclaycard business.
‘Barclays’ or ’Barclays Group’ Barclays PLC, together with its subsidiaries.
‘Barclays Bank Group’ Barclays Bank PLC, together with its subsidiaries.
‘Barclays Bank UK Group’ Barclays Bank UK PLC, together with its subsidiaries.
‘Barclays Operating Businesses’ The core Barclays businesses operated by Barclays UK (which consists of the UK Personal Banking; UK Business Banking and the Barclaycard Consumer UK businesses) and Barclays International (consists of the Corporate and Investment Bank and Consumer, Cards and Payments businesses).

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	465

Glossary of terms (continued)
‘Barclays Execution Services’ or ‘BX’ or ‘Group Service Company’ Barclays Execution Services Limited, the Group-wide service company providing technology, operations and functional services to businesses across the Group.
‘Barclays International’ The segment of Barclays held by Barclays Bank PLC.  The division consists of the Corporate and Investment Bank and Consumer, Cards and Payments businesses.
‘Barclays UK’ The segment of Barclays held by Barclays Bank UK PLC.  The division includes the UK Personal Banking; UK Business Banking and the Barclaycard Consumer UK businesses.
‘Basel 3’ or ‘Basel III’ The third of the Basel Accords, setting minimum requirements and standards that apply to internationally active banks. Basel 3 is a set of measures developed by the Basel Committee on Banking Supervision aiming to strengthen the regulation, supervision and risk management of banks.
‘Basel Committee on Banking Supervision (BCBS)’ or ‘The Basel Committee’ A forum for regular cooperation on banking supervisory matters which develops global supervisory standards for the banking industry. Its 45 members are officials from central banks or prudential supervisors from 28 jurisdictions.
‘Basic Indicator Approach (BIA)’ An approach used to quantify required capital for operational risk. Under the BIA, banks are required to hold regulatory capital for operational risk equal to 15% of the annual average, calculated over a rolling three-year period, of the relevant income indicator for the bank as whole.
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
‘Book quality’ In the context of the Capital Risk section of the Barclays PLC Annual Report (or equivalent section in quarterly or half yearly results), changes in RWAs caused by factors such as underlying customer behaviour or demographics leading to changes in risk profile.
‘Book size’ In the context of the Capital Risk section of the Barclays PLC Annual Report (or equivalent section in quarterly or half yearly results), changes in RWAs driven by business activity, including net originations or repayments.
‘Bounce Back Loan Scheme (BBLS)’ A UK Government (British Business Bank) backed loan scheme which allowed SMEs to borrow between £2,000 and £50,000. The UK Government guarantees 100% of the loan and pays the first 12 months of interest on behalf of the borrowers, subject to terms and conditions. The scheme closed on 31 March 2021.
‘Business Banking’ Serves business clients, from high growth start-ups to small and medium-sized businesses, with specialist advice for their business banking needs.
‘Business Growth Fund (BGF)’ An independent company established by the UK’s largest banks, including Barclays, to help young fast growing businesses by providing long-term growth capital. Barclays holds an associate interest in BGF.
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
‘Capital Requirements Directive (CRD)’ Directive 2013/36/EU, a component of the CRD IV package which accompanies the Capital Requirements Regulation and sets out macroprudential standards including the Countercyclical Capital Buffer and capital buffers for systemically important institutions. Directive (EU) 2019/878, published as part of the EU Risk Reduction Measure package, amends the CRD. These amendments entered into force from 27 June 2019, with EU member states required to adopt the measures within Directive (EU) 2019/878 by 28 December 2020. CRD forms part of UK law by virtue of the European Union (Withdrawal) Act 2018, as amended.
‘Capital Requirements Regulation (CRR)’ Regulation (EU) No 575/2013, a component of the CRD IV package which accompanies the Capital Requirements Directive and sets out detailed rules for capital eligibility, the calculation of RWAs, the measurement of leverage, the management of large exposures and minimum standards for liquidity. Between 27 June 2019 and 28 June 2023, CRR will be amended in line with the requirements of amending Regulation (EU) 2019/876 (CRR II). CRR, as amended by CRR II, forms part of UK law by virtue of the European Union (Withdrawal) Act 2018, as amended.
‘Capital Requirements Regulation II (CRR II)’ Regulation (EU) 2019/876, amending Regulation (EU) No 575/2013 (CRR). This is a component of the EU Risk Reduction Measure package. The requirements set out in CRR II will be introduced between 27 June 2019 and 28 June 2023. Following a consultation process in 2021, the PRA finalised their implementation of the CRR II package through Policy Statement 22/21. The finalised requirements were implemented in the UK through the PRA Rulebook with effect from 1 January 2022.
‘Capital requirements on the underlying exposures (KIRB)’ An approach available to banks when calculating RWAs for securitisation exposures. This is based upon the RWA amounts that would be calculated under the IRB approach for the underlying pool of securitised exposures in the programme, had such exposures not been securitised.
‘Capital resources’ Common Equity Tier 1, Additional Tier 1 capital and Tier 2 capital that are eligible to satisfy capital requirements under CRD. Referred to as ‘own funds’ within EU and UK regulatory texts.

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	466

Glossary of terms (continued)
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
•Physical risks: Physical risks resulting from a changing climate can be event driven (acute risks), including increased severity of extreme weather events such as cyclones, hurricanes and floods. Longer term shifts in climate patterns (chronic risks) arise from sustained higher temperatures that may cause rises in sea levels, rising mean temperatures and more severe weather events. These changes are likely to lead to risks for sovereigns, business models and supply chains.
•Transition risks: The transition to a lower carbon economy will involve significant rapid policy, regulatory and legal changes, as evolving technology and markets adapt to a changing climate and associated impacts. These changes will lead to risks for sovereigns, business models and supply chains.
•Connected risks: The second-order risks arising from physical or transition risk impacts. Connected risk is diverse, impacting customer and wholesale portfolios.
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
‘Combined Buffer Requirement (CBR)’ In the context of the CRD capital obligations, the total Common Equity Tier 1 capital required to meet the combined requirements of the Capital Conservation Buffer, the GSII Buffer, the counter-cyclical buffer, and the O-SII buffer if applicable to a firm.
‘Commercial paper (CP)’ Typically short-term notes issued by entities, including banks, for funding purposes.
‘Commercial real estate (CRE)’ Commercial real estate includes office buildings, medical centres, hotels, retail stores, shopping centres, farm land, multifamily housing buildings, warehouses, garages, industrial properties and other similar properties. Commercial real estate loans are loans backed by a package of commercial real estate. Note: for the purposes of the Credit Risk section, the UK CRE portfolio includes property investment, development, trading and housebuilders but excludes social housing contractors.
‘Commissions and other incentives’ Includes commission-based arrangements, guaranteed incentives and Long Term Incentive Plan awards.
‘Committee of Sponsoring Organizations of the Treadway Commission Framework (COSO)’ A joint initiative of five private sector organisations dedicated to the development of frameworks and providing guidance on enterprise risk management, internal control and fraud deterrence.
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
‘Comprehensive Risk Capital Charge (CRCC)’ An estimate of all the material market risks, including rating migration and default, for the correlation trading portfolio.
‘Comprehensive Risk Measure (CRM)’ An estimate of all the material market risks, including rating migration and default, for the correlation trading portfolio. Also referred to as All Price Risk (APR) and Comprehensive Risk Capital Charge (CRCC).

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	467

Glossary of terms (continued)
‘Conduct risk’ The risk of poor outcomes for, or harm to, customers, clients and markets, arising from the delivery of the Group’s products and services.
‘Constant Currency Basis’ Excluding the impact of foreign currency conversion to GBP when comparing financial results in two different financial periods.
‘Consumer, Cards and Payments (CC&P)’ Comprises the International Cards and Consumer Bank (including Barclays US Consumer Bank and Barclaycard Germany), Payments (including merchant acquiring and commercial payments) and Private Bank businesses.
‘Coronavirus Business Interruption Loan Scheme (CBILS)’ A loan scheme by the British Business Bank (BBB) to support UK based small and medium-sized businesses (turnover of up to £45 million) adversely impacted by COVID-19. The CBILS scheme provided loans of up to £5 million which are backed by an 80% UK Government (BBB) guarantee. The UK Government will pay interest and fees for the first 12 months on behalf of the borrowers, subject to terms and conditions. This scheme ended on 31 March 2021.
‘Coronavirus Large Business Interruption Loan Scheme (CLBILS)’ A loan scheme by the British Business Bank (BBB) to support UK based medium-sized businesses (turnover above £45 million, but with no access to Covid Corporate Finance Facility (CCFF)) adversely impacted by COVID-19. The CLBILS scheme provided loans of up to £200 million which are backed by an 80% UK Government (BBB) guarantee. This scheme ended on 31 March 2021.
‘Corporate and Investment Bank (CIB)’ The Investment Banking, Corporate Banking and Global Markets businesses which form part of Barclays International.
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
‘Covid Corporate Financing Facility (CCFF)’ Bank of England (BOE) scheme to support liquidity among larger investment grade firms which make a material UK contribution, helping to bridge COVID-19 disruption to their cash flows. The Bank of England provided liquidity by purchasing short-term debt in the form of commercial paper from corporates. Barclays acts as dealer. This scheme closed for new purchases of commercial paper with effect from 23 March 2021.
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
‘Credit impairment charges’ Impairment charges on loans and advances to customers and banks and impairment charges on fair value through other comprehensive income assets and reverse repurchase agreements.
‘Credit market exposures’ Assets and other instruments relating to commercial real estate and leveraged finance businesses that have been significantly impacted by the deterioration in the global credit markets. The exposures include positions subject to fair value movements in the Income Statement, positions that are classified as loans and advances, and available for sale and other assets.
‘Credit quality step’ An indicator of credit risk. In the context of the Standardised Approach to calculating credit risk RWAs, a “credit quality assessment scale” maps the credit assessments of a recognised credit rating agency or export credit agency to certain “credit quality steps” that determine the risk weight to be applied to an exposure.
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

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	468

Glossary of terms (continued)
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
‘Customer liabilities’ See ‘Customer deposits’.
‘Daily Value at Risk (DVaR)’ An estimate of the potential loss which might arise from market movements under normal market conditions if the current positions were to be held unchanged for one business day, measured to a specified confidence level.
‘DBRS’ DBRS Morningstar, a credit rating agency.
‘Debit Valuation Adjustment (DVA)’ The opposite of Credit Valuation Adjustment (CVA). It is the difference between the risk-free value of a portfolio of trades and the market value which takes into account the Barclays Group’s risk of default. The DVA, therefore, represents an estimate of the adjustment to fair value that a market participant would make to incorporate the credit risk of the Barclays Group due to any failure to perform contractual obligations. The DVA decreases the value of a liability to take into account a reduction in the remaining balance that would be settled should the Barclays Group default or not perform any contractual obligations.
‘Debt buybacks’ Purchases of the Barclays Group’s issued debt securities, including equity accounted instruments, leading to their de-recognition from the balance sheet.
‘Debt securities in issue’ Transferable securities evidencing indebtedness of the Barclays Group. These are liabilities of the Barclays Group and include certificates of deposit and commercial paper.
‘Default grades’ The Barclays Group classifies ranges of default probabilities into a set of 21 intervals called default grades, in order to distinguish differences in the PD risk.
‘Default fund contributions’ The contribution made by members of a Central Counterparty (CCP).  All members are required to contribute to this fund in advance of using a CCP. The default fund can be used by the CCP to cover losses incurred by the CCP where losses are greater than the margins provided by a defaulting member.
‘Delinquency’ See ‘Arrears’.
‘Derivatives netting’ Adjustments applied across asset and liability marked to market derivative positions pursuant to legally enforceable bilateral netting agreements and eligible cash collateral received in derivative transactions that meet the requirements of BCBS 270 (Basel III leverage ratio framework and disclosure requirements).
‘Diversification effect’ Reflects the fact that the risk of a diversified portfolio is smaller than the sum of the risks of its constituent parts. It is measured as the sum of the individual asset class Daily Value at Risk (DVaR) estimates less the total DVaR.
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
‘Equities’ Trading businesses encompassing Cash Equities, Equity Derivatives & Equity Financing, part of CIB.
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
‘Equity structural hedge’ An interest rate hedge in place to reduce earnings volatility of the overnight / short-term equity investment and to smooth the income over a medium/long term.

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	469

Glossary of terms (continued)
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
‘Eurozone’ Represents the 20 European Union countries that have adopted the Euro as their common currency. The 19 countries are Austria, Belgium, Croatia, Cyprus, Estonia, Finland, France, Germany, Greece, Ireland, Italy, Latvia, Lithuania, Luxembourg, Malta, Netherlands, Portugal, Slovakia, Slovenia and Spain.
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
‘Exposure at Default (EAD)’ The estimation of the extent to which the Barclays Group may be exposed to a customer or counterparty in the event of, and at the time of, that customer’s or counterparty’s default. At default, the customer may not have drawn the loan fully or may already have repaid some of the principal, so that exposure may be less than the approved loan limit.
‘External Credit Assessment Institutions (ECAI)’ Institutions whose credit assessments may be used by credit institutions for the determination of risk weight exposures according to CRR.
‘External ratings based approach / internal assessment approach (SEC-ERBA / IAA)’ This is a method to calculate risk-weighted exposure amounts for securitisation positions. Under the SEC-ERBA approach, regulatory capital is assigned to securitisation tranches on the basis of their external credit rating. The SEC-ERBA approach can also be used for unrated ABCP exposures where the institution has the regulatory permission to use the Internal Assessment Approach (IAA) to assign a credit rating to the unrated ABCP exposure.
‘Exchange-traded notes (ETNs)’ Unsecured debt securities that track an underlying index of securities and trade on a stock exchange.
‘Federal Housing Finance Agency (FHFA)’ An independent federal agency in the United States that oversees the secondary mortgage market and regulates Fannie Mae and Freddie Mac, as well as 11 Federal Home Loan banks. The FHFA also sets the Housing Price Index (HPI) in the United States.
‘Federal Reserve Board (FRB)’ The Board of Governors of the Federal Reserve System, commonly known as the Federal Reserve Board, is responsible for – amongst other things – setting monetary policy in the US.
'FICC' Represents Macro (including rates and currency), Credit and Securitised products, part of CIB.
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
‘Financial Services Compensation Scheme (FSCS)’ The UK’s fund for compensation of customers of authorised financial services firms that are unable to pay claims.
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
‘Foreclosures in Progress’ The process by which a bank initiates legal action against a customer with the intention of terminating a loan agreement whereby the bank may repossess the property used as collateral for the loan subject to applicable law and recover amounts it is owed.

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	470

Glossary of terms (continued)
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
'Foundation Internal Ratings Based (F-IRB)’ See ‘Internal Ratings Based (IRB)’.
‘Full time equivalent (FTE)’ Full time equivalent units are the on-job hours paid for employee services divided by the number of ordinary-time hours normally paid for a full-time staff member when on the job (or contract employees where applicable).
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
‘Global Systemically Important Banks (G-SIBs or G-SIIs)’ Global financial institutions whose size, complexity and systemic interconnectedness, mean that their distress or failure would cause significant disruption to the wider financial system and economic activity. The Financial Stability Board and the Basel Committee on Banking Supervision publish a list of global systemically important banks.
‘G-SII additional leverage ratio buffer (G-SII ALRB)’ A macroprudential buffer that applies to G-SIBs and other major domestic UK banks and building societies, including banks that are subject to ring-fencing requirements. The G-SII ALRB will be calibrated as 35% (on a phased basis) of the combined buffers that apply to the bank.
‘G-SII Buffer’ Common Equity Tier 1 capital required to be held under CRD to ensure that G-SIBs build up surplus capital to compensate for the systemic risk that such institutions represent to the financial system.
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
‘Head Office’ Comprises head office central support, central treasury operations, Barclays Execution Services assets and legacy businesses.
‘High-Net-Worth’ Businesses within Barclays UK and Barclays International that provide banking and other services to high net worth customers.
‘High quality liquidity assets (HQLA)’ HQLA comprise eligible and unencumbered cash or assets that can be converted into cash at little or no loss of value in private markets, to meet liquidity needs arising from a liquidity stress scenario or event. Please refer to ‘Level 1 assets’ and ‘Level 2 assets’.
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

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	471

Glossary of terms (continued)
'Internal Model Approach (IMA)’ In the context of RWAs, a method for calculating RWAs where the exposure amount has been derived via the use of a PRA approved internal market risk model.
'Internal Model Method (IMM)’ In the context of RWAs, a method for calculating RWAs where the exposure amount has been derived via the use of a PRA approved internal counterparty credit risk model.
‘Identified Impairment (II)’ Specific impairment allowances for financial assets, estimated individually.
‘IFRS 9 transitional arrangements’ Following the application of IFRS 9 as of 1 January 2018, transitional arrangements under which Article 473a of CRR permits institutions to phase-in the impact on capital and leverage ratios of the impairment requirements under the new accounting standard.
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
‘Independent Validation Unit (IVU)’ The function within Barclays responsible for independent review, challenge and approval of all models.
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
‘Internal Ratings Based (IRB)’ An approach under the CRR framework that relies on the bank’s internal models to derive the risk weights. The IRB approach is divided into two alternative applications, Advanced and Foundation:
•Advanced Internal Ratings Based (A-IRB): the bank uses its own estimates of Probability of Default (PD), Loss Given Default (LGD) and credit conversion factor to model a given risk exposure.
•Foundation Internal Ratings Based (F-IRB): the bank applies its own PD as for A-IRB, but it uses standard parameters for the LGD and the credit conversion factor. The Foundation IRB approach is specifically designed for wholesale credit exposures. Hence retail, equity, securitisation positions and non-credit obligations asset exposures are treated under standardised or A-IRB.
‘Internal Ratings Based approach (SEC-IRBA)’ This is a method to calculate risk-weighted exposure amounts for securitisation positions. Under this method, an institution must be able to model regulatory capital requirements for underlying exposures in the securitisation as if these had not been securitised (‘KIRB’), subject to certain other inputs and criteria.
‘IRB Roadmap’ Introduction of several EBA technical standards and sets of guidelines developed with the intent to reduce unwarranted variability across firms in IRB Risk-Weighted Assets for Credit Risk. PRA required UK firms to implement these changes from 1 January 2022.
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

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	472

Glossary of terms (continued)
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
‘Key Risk Scenarios (KRS)’ Key Risk Scenarios are a summary of the extreme potential risk exposure for each Key Risk in each business and function, including an assessment of the potential frequency of risk events, the average size of losses and three extreme scenarios. The Key Risk Scenario assessments are a key input to the Advanced Measurement Approach (AMA) calculation of regulatory and economic capital requirements.
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
‘Level 1 assets’ High quality liquid assets (HQLA) under the Basel Committee’s Liquidity Coverage Ratio (LCR), including cash, central bank reserves and higher quality government securities.
‘Level 2 assets’ High quality liquid assets (HQLA) under the Basel Committee’s Liquidity Coverage Ratio (LCR), comprising Level 2A assets, including, e.g. lower quality government securities, Covered Bonds and corporate debt securities, and Level 2B assets, including, e.g. lower rated corporate bonds, Residential Mortgage-Backed Securities and equities that meet certain conditions.
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
‘London Interbank Offered Rate (LIBOR)’ A benchmark interest rate at which banks can borrow funds from other banks in the London interbank market, currently phased out for certain currencies.
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
‘Marked to market (MTM) LTV ratio’ The loan amount as a percentage of the current value of the asset used to secure the loan. Also see ‘Balance weighted Loan to Value (LTV) ratio’ and ‘Valuation weighted Loan to Value (LTV) ratio’.

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	473

Glossary of terms (continued)
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
‘Maximum Distributable Amount (MDA)’ The MDA is a factor representing the available distributable profit of an institution whilst remaining in excess of its Combined Buffer Requirement (CBR). CRD IV places restrictions on a bank’s dividend, AT1 coupon and variable compensation decisions depending on its proximity to meeting the buffer.
‘Medium-Term Notes (MTNs)’ Corporate notes (or debt securities) continuously offered by a company to investors through a dealer. Investors can choose from differing maturities, ranging from under 1 year to 30 years. They can be issued on a fixed or floating coupon basis or with an exotic coupon; with a fixed maturity date (non-callable) or with embedded call or put options or early repayment triggers. MTNs are most generally issued as senior, unsecured debt.
‘Methodology and policy’ In the context of the Capital Risk section of the Barclays PLC Annual Report (or equivalent section in quarterly or half yearly results), the effect on RWAs of methodology changes driven by regulatory policy changes.
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
‘Minimum requirement for own funds and eligible liabilities (MREL)’ A European Union-wide requirement under the Bank Recovery and Resolution Directive for all European banks and investment banks to hold a minimum level of equity and/or loss absorbing eligible liabilities to ensure the operation of the bail-in tool to absorb losses and recapitalise an institution in resolution or these rules and regulations as they form part of UK law pursuant to the European Union (Withdrawal) Act 2018 (as amended from time to time), as applicable. An institution’s MREL requirement is set by its resolution authority. Amendments in the EU Risk Reduction Measure package are designed to align MREL and TLAC for EU G-SIBs.
‘Model risk’ The risk of the potential adverse consequences from financial assessments or decisions based on incorrect or misused model outputs and reports.
‘Model updates’ In the context of the Capital Risk section of the Barclays PLC Annual Report (or equivalent section in quarterly or half yearly results), changes in RWAs caused by model implementation, changes in model scope or any changes required to address model malfunctions.
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
‘Net Stable Funding Ratio (NSFR)’ The ratio of available stable funding to required stable funding over a one-year time horizon, assuming a stressed scenario. The ratio is required to be over 100%. Available stable funding would include items such as equity capital, preferred stock with a maturity of over one year, or liabilities with a maturity of over one year. The required amount of stable funding is calculated as the sum of the value of the assets held and funded by the institution, multiplied by a specific required stable funding factor assigned to each particular asset type, added to the amount of potential liquidity exposure multiplied by its associated required stable funding factor.
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

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	474

Glossary of terms (continued)
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
‘Non-Model Method (NMM)’ In the context of RWAs, a method for calculating RWAs where the exposure amount has been derived through the use of CRR norms, as opposed to an internal model.
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
‘Operational risk’ The risk of loss to the Barclays Group from inadequate or failed processes or systems, human factors or due to external events (e.g. fraud) where the root cause is not due to credit or market risks.
‘Operational Riskdata eXchange Association (ORX)’ The Operational Riskdata eXchange Association (ORX) is a not-for-profit industry association dedicated to advancing the measurement and management of operational risk in the global financial services industry. Barclays is a member of ORX.
‘Origination led’ Focus on high-margin, low-capital fee-based activities and related hedging opportunities.
‘O-SII Buffer’ Common Equity Tier 1 capital required to be held under CRD to ensure that O-SIIs build up surplus capital to compensate for the systemic risk that such institutions represent to the financial system. As part of the implementation of CRD V requirements in the UK, the Other Systemically Important Institutions (O-SII) Buffer replaced the CRD IV Systemic Risk Buffer.
‘Other systemically important institutions (O-SII)’ Other systemically important institutions are institutions that are deemed to create risk to financial stability due to their systemic importance.
‘Over issuance of Securities’ over-issuance of US securities under the Barclays Bank PLC’s US shelf registration statements filed with the SEC in 2018 and 2019.
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
‘Personal Banking’ The business within the UK that offers retail solutions to help customers with their day-to-day banking needs.
‘Period end allocated tangible equity’ Allocated tangible equity is calculated as 13.5% (2021: 13.5%) of RWAs for each business, adjusted for capital deductions, excluding goodwill and intangible assets, reflecting assumptions the Barclays Group uses for capital planning purposes. Head Office allocated tangible equity represents the difference between the Barclays Group’s tangible shareholders’ equity and the amounts allocated to businesses.
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

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	475

Glossary of terms (continued)
‘Post-Model Adjustment (PMA)’ In the context of Basel models, a PMA is a short-term increase in regulatory capital applied at portfolio level to account for model input data deficiencies, inadequate model performance or changes to regulatory definitions (e.g. definition of default) to ensure the model output is accurate, complete and appropriate.
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
‘Primary Stress Tests’ In the context of Traded Market Risk, Stress Testing provides an estimate of potentially significant future losses that might arise from extreme market moves or scenarios. Primary Stress Tests apply stress moves to key liquidity risk factors for each of the major trading asset classes.
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
‘Probability of Default (PD)’ The likelihood that a loan will not be repaid and will fall into default. PD may be calculated for each client who has a loan (normally applicable to wholesale customers/clients) or for a portfolio of clients with similar attributes (normally applicable to retail customers). To calculate PD, Barclays assesses the credit quality of borrowers and other counterparties and assigns them an internal risk rating. Multiple rating methodologies may be used to inform the rating decision on individual large credits, such as internal and external models, rating agency ratings, and for wholesale assets, market information such as credit spreads. For smaller credits, a single source may suffice such as the result from an internal rating model.
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
‘Prudential Valuation Adjustment (PVA)’ A calculation which adjusts the accounting values of positions held on the balance sheet at fair value to comply with regulatory valuation standards, which place greater emphasis on the inherent uncertainty around the value at which a trading book position could be exited.
‘Public benchmark’ Unsecured medium-term notes issued in public syndicated transactions.
‘Qualifying central bank claims’ An amount calculated in line with the PRA policy statement allowing banks to exclude claims on the central bank from the calculation of the leverage exposure measure, as long as these are matched by liabilities denominated in the same currency and of identical or longer maturity. Prior to 1 January 2022, banks were only permitted to exclude claims on the central bank which were matched by deposits (rather than liabilities).
‘Qualifying Revolving Retail Exposure (QRRE)’ In the context of the IRB approach to credit risk RWA calculations, an exposure meeting the criteria set out in Capital Requirements Regulation (CRR) Article 154.4. It includes most types of credit card exposure.
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
‘Recovery book Impairment Coverage Ratio’ Impairment allowance held against recoveries balances expressed as a percentage of balance in recoveries.

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	476

Glossary of terms (continued)
‘Recovery book proportion of outstanding balances’ Represents the amount of recoveries (gross month-end customer balances of all accounts that have charged-off) as at the period end compared to total outstanding balances. The size of the recovery book would ultimately have an impact on the overall impairment requirement on the portfolio. Balances in recovery will decrease if assets are written-off, amounts are collected, or assets are sold to a third party (i.e. debt sale).
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
‘Risk weighted assets (RWAs) / Risk weighted exposure amounts (RWEAs)’ A measure of a bank’s assets adjusted for their associated risks. Risk weightings are established in accordance with the Basel rules as implemented by CRR and local regulators.
‘Risks not in VaR (RNIVS)’ Refers to all the key market risks which are not captured or not well captured within the VaR model framework.
‘RWA Flow / movements in RWAs’
Book size/Asset size
Credit risk and counterparty risk (including CVA)
This represents RWA movements driven by changes in the size and composition of underlying positions, measured using EAD values for existing portfolios over the period. This includes, but is not exclusive to:
•new business and maturing loans
•changes in product mix and exposure growth for existing portfolios
•book size reductions owing to risk mitigation and write-offs.
Market risk
This represents RWA movements owing to the changes in risk level i.e. trading positions and volumes driven by business activity.
Book quality/Asset quality
Credit risk and counterparty risk (including CVA)
This represents RWA movements driven by changes in the underlying credit quality and recoverability of portfolios and reflected through model calibrations or realignments where applicable. This includes, but is not exclusive to:
•PD migration and LGD changes driven by economic conditions
•ratings migration for standardised exposures
Market risk
This is the movement in RWAs owing to changing risk levels in the trading book caused by fluctuations in market conditions.

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	477

Glossary of terms (continued)
Model updates
Credit risk and counterparty risk (including CVA)
This is the movement in RWAs as a result of both internal and external model updates. This includes, but is not exclusive to:
•updates to existing model inputs driven by both internal and external review
•model enhancements to improve models performance
Market risk
This is the movement in RWAs reflecting change in model scope, changes to market data levels, volatilities, correlations, liquidity and ratings used as input for the internal modelled RWA calculations.
Methodology and policy
Credit risk and counterparty risk (including CVA)
This is the movement in RWAs as a result of both internal and external methodology, policy and regulatory changes. This includes, but is not exclusive to:
•updates to RWA calculation methodology, communicated by the regulator
•the implementation of credit risk mitigation to a wider scope of portfolios
Market risk
This is the movement in RWAs as a result of both internal and external methodology, policy and regulatory changes for market risk.
Acquisitions and disposals
This is the movement in RWAs as a result of the disposal or acquisition of business operations impacting the size of banking and trading portfolios.
Foreign exchange movements
This is the movement in RWAs as a result of changes in the exchange rate between the functional currency of the Barclays business area or portfolio and our presentational currency for consolidated reporting. It should be noted that foreign exchange movements shown in RWA flow or movements in RWAs tables do not include the impact of foreign exchange for the counterparty credit risk or market risk RWAs.
Other
This is the movement in RWAs driven by items that cannot be reasonably assigned to the other driver categories. In relation to market risk RWAs, this includes changes in measurement that are not driven by methodology, policy or model updates.
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
‘Secured Overnight Financing Rate (SOFR)’ A broad measure of the cost of borrowing cash overnight collateralised by US Treasury securities in the repurchase agreement (Repo) market.
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
‘Settlement Netting’ Netting approach used in the calculation of the leverage exposure measure whereby firms may calculate their exposure value of regular way purchases and sales awaiting settlement in accordance with Article 429g of CRR, as amended by Regulation (EU) 2019/876 (CRR II).
‘Settlement risk’ The risk that settlement in a transfer system will not take place as expected, usually owing to a party defaulting on one or more settlement obligations.

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	478

Glossary of terms (continued)
‘Significant Increase in Credit Risk (SICR)’ Barclays assesses when a significant increase in credit risk has occurred based on quantitative and qualitative assessments.
‘Slotting’ Slotting is internal Barclays terminology for what is known as “Specialised Lending” in the IRB approach as described in Capital Requirements Regulation (CRR) Article 147.8. A standard set of rules is required to be used in credit risk RWA calculations, based upon an assessment of factors such as the financial strength of the counterparty. The requirements for the application of the Specialised Lending approach are detailed in CRR Article 153.5.
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
‘Software intangibles benefit’ A benefit introduced as part of the EU response package to the COVID-19 pandemic and subsequently reversed as part of the UK implementation of CRR II from 1 January 2022. Since 1 January 2022, software assets are fully deducted from CET 1 capital.
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
‘Standard & Poor’s’ A credit rating agency.
'Standardised Approach for Counterparty Credit Risk (SA-CCR)' The approach for the calculation of Exposure at Default for derivative and long-settlement transactions introduced in the UK under CRR II from 1 January 2022.  This is a more risk sensitive approach that replaces the Current Exposure Method (CEM) and Standardised Method (SM) applicable under CRR.
‘Standardised Approach (SEC-SA)’ This is a method to calculate risk-weighted exposure amounts for securitisation positions. Under this method, an institution must be able calculate regulatory capital requirements per standardised approach for underlying exposures in the securitisation as if these had not been securitised (‘KSA’), subject to certain other inputs and criteria.
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
‘Structural FX’ Foreign currency positions taken to hedge against the adverse effect of exchange rates on capital ratios.  Under Article 352(2) of the CRR the PRA may permit banks to exclude such Structural FX positions from the calculation of its market risk RWAs. On 15 December 2021 the PRA issued Barclays this permission, taking effect from 31 December 2021.  Any long FX positions that are in excess of what is required to hedge the adverse effects of exchange rates on the bank’s capital ratio are not in scope of this exemption and will therefore be captured under the standardised market risk approach.
‘Structural hedge’ or ‘hedging’ An interest rate hedge in place to reduce earnings volatility and to smooth the income over a medium/long term on positions that exist within the balance sheet and do not re-price in line with market rates. See also ‘Equity structural hedge’ and ‘Product structural hedge’.
‘Structural model of default’ A model based on the assumption that an obligor will default when its assets are insufficient to cover its liabilities.
‘Structured credit’ Includes the legacy structured credit portfolio primarily comprising derivative exposures and financing exposures to structured credit vehicles.

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	479

Glossary of terms (continued)
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
‘The Standardised Approach (TSA)’ An approach used to quantify required capital for operational risk. Under TSA, banks are required to hold regulatory capital for operational risk equal to the annual average, calculated over a rolling three-year period, of the relevant income indicator (across all business lines), multiplied by a supervisory defined percentage factor by business lines.
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
‘Through-the-cycle’ A long-run average through a full economic cycle.
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
‘Total Loss Absorbing Capacity (TLAC)’ A standard published by the FSB which is applicable to G-SIBs and requires a G-SIB to hold a prescriptive minimum level of instruments and liabilities that should be readily available for bail-in within resolution to absorb losses and recapitalise the institution. See also ‘Minimum requirement for own funds and eligible liabilities (MREL)’.
‘Total outstanding balance’ In retail banking, total outstanding balance is defined as the gross month-end customer balances on all accounts, including accounts charged off to recoveries.
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

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	480

Glossary of terms (continued)
‘UK leverage exposure’ Calculated as per the PRA rulebook, where the exposure calculation also includes the FPC’s recommendation to allow banks to exclude claims on the central bank from the calculation of the leverage exposure measure, as long as these are matched by liabilities denominated in the same currency and of identical or longer maturity. Prior to 1 January 2022, banks were only permitted to exclude claims on the central bank which were matched by deposits (rather than liabilities).
‘UK leverage ratio’ As per the PRA rulebook, means a bank’s Tier 1 capital divided by its total exposure measure, with this ratio expressed as a percentage. From 1 January 2022, UK banks are subject to a single UK leverage ratio requirement.
‘Unfunded credit protection’ A technique of credit risk mitigation where the reduction of the credit risk on the exposure of an institution derives from the obligation of a third party to pay an amount in the event of the default of the borrower or the occurrence of other specified credit events.
‘US Partner Portfolio’ Barclays co-branded credit card programmes with companies across various sectors including travel, entertainment and retail.
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
‘Working Group on Sterling Risk-Free Reference Rates (RFRWG)’ A group mandated with catalysing a broad-based transition to using ‘Sterling Overnight Index Average (SONIA)’ as the primary sterling interest rate benchmark in bond, loan and derivatives markets.
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

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	481

Exhibit index
EXHIBIT INDEX

Exhibit	Description
1.1	Articles of Association of Barclays PLC “(incorporated by reference to Barclays PLC’s Form 6-K (File No. 001-09246) filed with the SEC on August 11, 2021)
2.1	Long Term Debt Instruments: Barclays PLC is not party to any single instrument relating to long-term debt pursuant to which a total amount of securities exceeding 10% of its total assets (on a consolidated basis) is authorised to be issued. Barclays PLC hereby agrees to furnish to the Securities and Exchange Commission (the “Commission”), upon its request, a copy of any instrument defining the rights of holders of its long-term debt or the rights of holders of the long-term debt of any of its subsidiaries for which consolidated or unconsolidated financial statements are required to be filed with the Commission.
2.2	Description of the Registrant’s Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934
4.1	Rules of the Barclays Group Incentive Share Plan (incorporated by reference to the Barclays PLC Registration Statement on Form S-8 (File no. 333-153723) filed on September 29, 2008)
4.2	Rules of the Barclays Group Share Value Plan
4.3	Rules of the Barclays PLC Long Term Incentive Plan
4.4	Rules of the Barclays Group Deferred Share Value Plan
4.5	Contract of Employment - C.S. Venkatakrishnan (incorporated by reference to the 2021 Form 20-F/A filed on May 23, 2022)
4.8	Appointment Letter – Crawford Gillies (incorporated by reference to the 2018 Form 20-F filed on February 21, 2019)
4.9	Appointment Letter – Diane Schueneman (incorporated by reference to the 2018 Form 20-F filed on February 21, 2019)
4.10	Appointment Letter – Mary Francis (incorporated by reference to the 2018 Form 20-F filed on February 21, 2019)
4.11	Appointment Letter – Mike Ashley (incorporated by reference to the 2018 Form 20-F filed on February 21, 2019)
4.12	Appointment Letter – Tim Breedon (incorporated by reference to the 2018 Form 20-F filed on February 21, 2019)
4.13	Appointment Letter – Nigel Higgins (incorporated by reference to the 2019 Form 20-F filed on February 13, 2020)
4.14	Appointment Letter – Dawn Fitzpatrick (incorporated by reference to the 2019 Form 20-F filed on February 13, 2020)
4.15	Appointment Letter – Mohamed A. El-Erian (incorporated by reference to the 2019 Form 20-F filed on February 13, 2020)
4.16	Appointment Letter – Brian Gilvary (incorporated by reference to the 2019 Form 20-F filed on February 13, 2020)
4.17	Appointment Letter - Julia Wilson (incorporated by reference to the 2021 Form 20-F/A filed on May 23, 2022)
4.18	Appointment Letter - Robert Berry (incorporated by reference to the 2021 Form 20-F/A filed on May 23, 2022)
4.19	Contract of Employment - Anna Cross (incorporated by reference to the 2021 Form 20-F/A filed on May 23, 2022)
4.20	Appointment Letter - Marc Moses
8.1	List of subsidiaries. The list of subsidiaries of Barclays PLC can be found on page 445 of the Form 20-F.
12.1	Certifications filed pursuant to 17 CFR 240. 13(a)-14(a)
13.1	Certifications filed pursuant to 17 CFR 240. 13(a) and 18 U.S.C 1350(a) and 1350(b)
15.1	Consent of KPMG LLP for incorporation by reference of reports in certain securities registration statements of Barclays PLC.
99.1	A table setting forth the issued share capital of Barclays Group’s total shareholders’ equity, indebtedness and contingent liabilities as at 31 December 2022.
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema
101.CAL	XBRL Taxonomy Extension Schema Calculation Linkbase
101.DEF	XBRL Taxonomy Extension Schema Definition Linkbase
101.LAB	XBRL Taxonomy Extension Schema Label Linkbase
101.PRE	XBRL Taxonomy Extension Schema Presentation Linkbase

Strategy	Climate and sustainability	Governance	Risk review	Financial review	Financial statements	Shareholder information	Barclays PLC 2022 Annual Report on Form 20-F	482

Signatures
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.

Date February 15, 2023	Barclays PLC (Registrant)

	By	/s/ Anna Cross
Anna Cross, Group Finance Director