Form 20-F
period 2025-12-31
BARCLAYS PLC
filed 2026-02-10
CIK 312069

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended 31 December 2025
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
1 CHURCHILL PLACE, LONDON E14 5HP, England
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered

25p ordinary shares*	Not applicable*	New York Stock Exchange*

American Depositary Shares, each representing four 25p ordinary shares	BCS	New York Stock Exchange

5.25% Fixed Rate Senior Notes due 2045	BCS45	New York Stock Exchange

4.375% Fixed Rate Senior Notes due 2026	BCS26	New York Stock Exchange

5.20% Fixed Rate Subordinated Notes due 2026	BCS26A	New York Stock Exchange

4.337% Fixed Rate Senior Notes due 2028	BCS28	New York Stock Exchange

4.950% Fixed Rate Senior Notes due 2047	BCS47	New York Stock Exchange

4.836% Fixed Rate Subordinated Callable Notes due 2028	BCS28A	New York Stock Exchange

3.250% Fixed Rate Senior Notes due 2033	BCS33	New York Stock Exchange

4.972% Fixed-to-Floating Rate Senior Notes due 2029	BCS29	New York Stock Exchange

5.088% Fixed-to-Floating Rate Subordinated Notes due 2030	BCS30	New York Stock Exchange

2.645% Fixed Rate Resetting Senior Callable Notes due 2031	BCS31	New York Stock Exchange

3.564% Fixed Rate Resetting Subordinated Callable Notes due 2035	BCS35	New York Stock Exchange

2.667% Fixed Rate Resetting Senior Callable Notes due 2032	BCS32	New York Stock Exchange

3.811% Fixed Rate Resetting Subordinated Callable Notes due 2042	BCS42	New York Stock Exchange

2.279% Fixed Rate Resetting Senior Callable Notes due 2027	BCS27	New York Stock Exchange

2.894% Fixed Rate Resetting Senior Callable Notes due 2032	BCS32A	New York Stock Exchange

3.330% Fixed Rate Resetting Senior Callable Notes due 2042	BCS42A	New York Stock Exchange

5.501% Fixed Rate Resetting Senior Callable Notes due 2028	BCS28B	New York Stock Exchange

5.746% Fixed Rate Resetting Senior Callable Notes due 2033	BCS33A	New York Stock Exchange

7.385% Fixed Rate Resetting Senior Callable Notes due 2028	BCS28C	New York Stock Exchange

7.437% Fixed Rate Resetting Senior Callable Notes due 2033	BCS33B	New York Stock Exchange

5.829% Fixed-to-Floating Rate Resetting Senior Callable Notes due 2027	BCS27A	New York Stock Exchange

6.224% Fixed-to-Floating Rate Resetting Senior Callable Notes due 2034	BCS34	New York Stock Exchange

7.119% Fixed-to-Floating Rate Subordinated Callable Notes due 2034	BCS34A	New York Stock Exchange

6.496% Fixed-to-Floating Rate Senior Callable Notes due 2027	BCS27B	New York Stock Exchange

6.490% Fixed-to-Floating Rate Senior Callable Notes due 2029	BCS29A	New York Stock Exchange

6.692% Fixed-to-Floating Rate Senior Callable Notes due 2034	BCS34B	New York Stock Exchange

Floating Rate Senior Callable Notes due 2027	BCS27C	New York Stock Exchange

5.674% Fixed-to-Floating Rate Senior Callable Notes due 2028	BCS28D	New York Stock Exchange

5.690% Fixed-to-Floating Rate Senior Callable Notes due 2030	BCS30A	New York Stock Exchange

6.036% Fixed-to-Floating Rate Senior Callable Notes due 2055	BCS55	New York Stock Exchange

Floating Rate Senior Callable Notes due 2028	BCS28E	New York Stock Exchange

4.837% Fixed-to-Floating Rate Senior Callable Notes due 2028	BCS28F	New York Stock Exchange

4.942% Fixed-to-Floating Rate Senior Callable Notes due 2030	BCS30B	New York Stock Exchange

5.335% Fixed-to-Floating Rate Senior Callable Notes due 2035	BCS35A	New York Stock Exchange

5.086% Fixed-to-Floating Rate Senior Callable Notes due 2029	BCS29B	New York Stock Exchange

5.367% Fixed-to-Floating Rate Senior Callable Notes due 2031	BCS31A	New York Stock Exchange

5.785% Fixed-to-Floating Rate Senior Callable Notes due 2036	BCS36	New York Stock Exchange

4.476% Fixed-to-Floating Rate Senior Callable Notes due 2029	BCS29C	New York Stock Exchange

5.860% Fixed-to-Floating Rate Senior Callable Notes due 2046	BCS46	New York Stock Exchange

Floating Rate Senior Callable Notes due 2029	BCS29D	New York Stock Exchange
* Not for trading, but in connection with the registration of American Depository Shares, pursuant to the requirements to the Securities and
Exchange Commission.
Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

25p ordinary shares	13,866,661,730
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
Yes ☐  No ☑
(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)
Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections12, 13 or 15(d) of the
Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.
Yes ☐  No ☐
SEC Form 20-F Cross reference information

Form 20-F item number		Page and caption references in this document*

1	Identity of Directors, Senior Management and Advisers	Not applicable

2	Offer Statistics and Expected Timetable	Not applicable
3	Key Information
A. [Reserved]
	B. Capitalization and indebtedness	Not applicable
	C. Reason for the offer and use of proceed	Not applicable
	D. Risk factor	184-201
4	Information on the Company
	A. History and development of the company	14, 80-83, 315-336, 402-406 (Note 25), 441, 449
	B. Business overview	ii (Market and other data), 14-24, 186-188, 300-313, 355-357 (Note 2)
	C. Organizational structure	421-425 (Notes 33 and 34), 434-436 (Note 42)
	D. Property, plants and equipment	392-395 (Notes 19 and 20)
4A	Unresolved staff comments	Not applicable
5	Operating and Financial Review and Prospects
	A. Operating result	100-104, 193-197, 202-213, 276-285, 290-291, 300-313, 315-336, 371-377 (Note 14)
	B. Liquidity and capital resource	192-193, 207-208, 276-285, 287, 347, 350, 351 (Note 1), 371-377 (Note 14), 407-410 (Notes 26 and 27), 421-422 (Note 33), 426-427 (Note 36), 466-475
	C. Research and development, patents and licenses, etc	Not applicable
	D. Trend information	184-201, 275-294, 315-336
	E. Critical Accounting Estimates	Not applicable
F. [Reserved]
G. [Reserved]
6	Directors, Senior Management and Employees
	A. Directors and senior management	72-75, 79, 109-115
	B. Compensation	116-156, 413-420 (Notes 31 and 32), 430-431 (Note 38), 457-8, 464-465, 478
	C. Board practice	72-75, 77-79, 92-99, 107-108, 116, 155-156, 457-458
	D. Employees	26-28, 321-329, 355-357 (Note 2), 461
	E. Share ownership	153-154, 413-414 (Note 31), 430-431 (Note 38), 464-465, 478
	F. Erroneously awarded compensation	Not applicable
7	Major Shareholders and Related Party Transactions
	A. Major shareholder	113-114, 444-445, 452
	B. Related party transaction	430-431 (Note 38), 478
	C. Interest of experts and counsel	Not applicable
8	Financial Information
	A. Consolidated statements and other financial information	339-437, 442, 444
	B. Significant change	Not applicable

9	The Offer and Listing
	A. Offer and listing detail	444, 451
	B. Plan of distribution	Not applicable
	C. Market	444, 451
	D. Selling shareholder	Not applicable
	E. Dilution	Not applicable
	F. Expenses of the issue	Not applicable
10	Additional Information
	A. Share capital	Not applicable
	B. Memorandum and Articles of Association	109-115. 441-443
	C. Material contract	130-133. 456-458
	D. Exchange control	449
	E. Taxation	446-449
	F. Dividends and paying agent	Not applicable
	G. Statement by expert	Not applicable
	H. Documents on display	449
	I. Subsidiary information	421-422 (Note 33), 434-436 (Note 42)
	J. Annual Report to Security Holders	Not applicable
11	Quantitative and Qualitative Disclosure about Market Risk	182-313, 371-390 (Notes 14-17)
12	Description of Securities Other than Equity Securities
	A. Debt Securities	Not applicable
	B. Warrants and Rights	Not applicable
	C. Other Securities	Not applicable
	D. American Depository Shares	450
13	Defaults, Dividend Averages and Delinquencies	Not applicable
14	Material Modifications to the Rights of Security Holders and Use of Proceeds	Not applicable
15	Controls and Procedures
	A. Disclosure controls and procedures	453
	B. Management's annual report on internal control over financial reporting	108, 114-115
	C. Attestation report of the registered public accounting firm	339-341
	D. Changes in internal control over financial reporting	114-115
16A	Audit Committee Financial Expert	75. 92-99
16B	Code of Ethics	451
16C	Principal Accountant Fees and Services	98-99, 432 (Note 39)
16D	Exemptions from Listing Standards for Audit Committees	Not applicable
16E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	460
16F	Change in Registrant's Certifying Accountant	Not applicable
16G	Corporate Governance	107-108, 451
16H	Mine Safety Disclosure	Not applicable
16I	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections	Not applicable
16J	Insider Trading Policies	459
16K	Cybersecurity	80-83, 102-104, 178-179, 193-194, 295-297
17	Financial Statements	See item 8
18	Financial Statements	Not applicable
19	Exhibits	Exhibit Index
*  Captions have been included only in respect of pages with multiple sections on the same page in order to identify the relevant caption on that page covered by the corresponding Form 20-F item number.
2025 Annual Report on Form 20-F
Notes
The terms Barclays or Group refer to Barclays PLC together with its subsidiaries. Unless otherwise stated, the income statement analysis compares the year ended 31 December 2025 to the corresponding twelve months of 2024 and balance sheet analysis as at 31 December 2025 with comparatives relating to 31 December 2024. The abbreviations ‘£m’ and ‘£bn’ represent millions and thousands of millions of Pounds
Sterling respectively; the abbreviations ‘$m’ and ‘$bn’ represent millions and thousands of millions of US Dollars respectively; and the abbreviations ‘€m’ and ‘€bn’ represent millions and thousands of millions of Euros respectively.
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
Non-IFRS performance measures
The Group's management believes that the non-IFRS performance measures included in this document provide valuable information to the readers of the financial statements as they enable the reader to identify a more consistent basis for comparing the businesses’ performance between financial periods and provide more detail concerning the elements of performance which the managers of these businesses are most directly able to influence or are relevant for an assessment of the Group. They also reflect an important aspect of the way in which operating targets are defined and performance is monitored by Barclays management. However, any non-IFRS performance measures in this document are not a substitute for IFRS measures and readers should consider the IFRS measures as well. Refer to the appendix on pages 330 to 334 for further information and calculations of non-IFRS performance measures included throughout this document, and the most directly comparable IFRS measures.
Key non-IFRS measures included in this document, and the most directly comparable IFRS measures, are:
•Average allocated equity represents the average shareholders’ equity that is allocated to the businesses. The comparable IFRS measure is average equity. A reconciliation is provided on page 332;
•Average allocated tangible equity is calculated as the average of the previous month’s period end allocated tangible equity and the current month’s period end allocated tangible equity. The average allocated tangible equity for the period is the average of the monthly averages within that period. Period end allocated tangible equity is calculated as 13.5% (2024: 13.5%) of RWAs for each business, adjusted for capital deductions, excluding goodwill and intangible assets, reflecting the assumptions the Group uses for capital planning purposes.
Head Office allocated tangible equity represents the difference between the Group’s tangible shareholders’ equity and the amounts allocated to businesses. The comparable IFRS measure is average equity. A reconciliation is provided on page 332;
•Average tangible shareholders’ equity is calculated as the average of the previous month’s period end tangible equity and the current month’s period end tangible equity. The average tangible shareholders’ equity for the period is the average of the monthly averages within that period. The comparable IFRS measure is average equity. A reconciliation is provided on page 332;
•Group net interest income (NII) excluding Barclays Investment Bank (IB) and Head Office represents Group NII excluding IB NII and
Head Office NII. The comparable IFRS measure is Group NII. A reconciliation is provided on page 333;
•Operating expenses excluding litigation and conduct represents operating expenses excluding litigation and conduct charges. The comparable IFRS measure is operating expenses. A reconciliation is provided on page 333;
•Return on average allocated equity represents the return on shareholders’ equity that is allocated to the businesses. The comparable IFRS measure is return on equity. A reconciliation is provided on page 334;
•Return on average allocated tangible equity is calculated as the annualised profit after tax attributable to ordinary equity holders of the parent, as a proportion of average allocated tangible equity. The comparable IFRS measure is return on equity. A reconciliation is provided on page 334;
•Return on average tangible shareholders’ equity is calculated as the annualised profit after tax attributable to ordinary equity holders of the parent, as a proportion of average shareholders’ equity excluding non-controlling interests and other equity instruments adjusted for the deduction of intangible assets and goodwill. The comparable IFRS measure is return on equity. A reconciliation is provided on page
334; and
•Tangible net asset value per share is calculated by dividing shareholders’ equity, excluding non-controlling interests and other equity instruments, less goodwill and intangible assets, by the number of issued ordinary shares. The comparable IFRS measure is net asset value per share. A reconciliation is provided on page 333.
Forward-looking statements
This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934,
as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to the Group. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results or other financial condition or performance measures could differ materially from those contained in the forward-looking statements. Forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as ‘may’, ‘will’, ‘seek’,
‘continue’, ‘aim’, ‘anticipate’, ‘target’, ‘projected’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’, ‘achieve’ or other words of similar meaning. Forward-looking statements can be made in writing but also may be made verbally by directors, officers and employees of the
Group (including during management presentations) in connection with this document. Examples of forward-looking statements include, among others, statements or guidance regarding or relating to the Group’s future financial position, business strategy, income levels, costs, assets and liabilities, impairment charges, provisions, capital leverage and other regulatory ratios, capital distributions (including policy on dividends and share buybacks), return on tangible equity, projected levels of growth in banking and financial markets, industry trends, any commitments and targets (including sustainability-related commitments and targets), plans and objectives for future operations, International
Financial Reporting Standards ('IFRS') and other statements that are not historical or current facts. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances. Forward-looking statements speak only as at the date on which they are made. Forward-looking statements may be affected by a number of factors, including, without limitation: changes in legislation, regulations, governmental and regulatory policies, expectations and actions, voluntary codes of practices and the interpretation thereof, changes in IFRS and other accounting standards, including practices with regard to the interpretation and application thereof and emerging and developing sustainability reporting standards (including emissions accounting methodologies); changes in tax laws and practice; the outcome of current and future legal proceedings and regulatory investigations; the Group’s ability along with governments and other stakeholders to measure, manage and mitigate the impacts of climate change effectively or navigate inconsistencies and conflicts in the manner in which climate policy is implemented in the regions where the Group operates, including as a result of the adoption of rules and regulations taking a different or opposing position on sustainability matters, or other forms of governmental and regulatory action against sustainability policies; environmental, social and geopolitical risks and incidents and similar events beyond the Group’s control; financial crime; the impact of competition in the banking and financial services industry; capital, liquidity, leverage and other regulatory rules and requirements applicable to past, current and future periods; UK, US, Eurozone and global macroeconomic and business conditions, including inflation; volatility in credit and capital markets; market related risks such as changes in interest rates and foreign exchange rates; reforms to benchmark interest rates and indices; higher or lower asset valuations; changes in credit ratings of any entity within the Group or any securities issued by it; changes in counterparty risk; changes in consumer behaviour; changes in trade policy, including the imposition of tariffs or other protectionist measures; the direct and indirect consequences of the conflicts in Ukraine and the Middle East on European and global macroeconomic conditions, political stability and financial markets; changes in US legislation and policy; developments in the UK’s relationship with the European Union; the risk of cyberattacks, information or security breaches, technology failures or operational disruptions and any subsequent impact on the Group’s reputation, business or operations; the use of new technology, including artificial intelligence; the Group’s ability to access funding; and the success of acquisitions, disposals, joint ventures and other strategic transactions.
A number of these factors are beyond the Group’s control. As a result, the Group’s actual financial position, results, financial and non-
financial metrics or performance measures or its ability to meet commitments and targets may differ materially from the statements or guidance set forth in the Group’s forward-looking statements. In setting its targets and outlook for the period 2026-2028, Barclays has made certain assumptions about the macroeconomic environment, including, without limitation, inflation, interest and unemployment rates, the different markets and competitive conditions in which Barclays operates, and its ability to grow certain businesses and achieve costs savings and other structural actions. Additional risks and factors which may impact the Group’s future financial condition and performance are identified in Barclays PLC’s filings with the US Securities and Exchange Commission ("SEC") (including, without limitation, this Barclays
PLC Annual Report on Form 20-F for the financial year ended 31 December 2025), which are available on the SEC’s website at
www.sec.gov.
Subject to Barclays PLC's obligations under the applicable laws and regulations of any relevant jurisdiction (including, without limitation, the UK and the US) in relation to disclosure and ongoing information, we undertake no obligation to update publicly or revise any forward-
looking statements, whether as a result of new information, future events or otherwise.
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
References to Strategic Report and Pillar 3 Report
This document contains references throughout to the Barclays PLC Strategic Report and Pillar 3 Report. References to the aforementioned reports are made for information purposes only, and information found in said reports is not incorporated by reference into this document.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	10

Our business environment
The world in which
we operate
Barclays is driven by a common Purpose: working
together for a better financial future. To do so, we must
be strong as an institution, prepared for the future,
and able to navigate different market conditions and
evolving trends.

Broader considerations in our operating environment

In the development of our strategy and the evolution of our operating model, we regularly review and reflect on the changing environment in which we operate. Our plan is designed to remain resilient amid ongoing volatility and uncertainty, while meeting the needs of our wider stakeholders – including customers, clients, regulators, and shareholders.

Geopolitical
•Ongoing geopolitical conflicts

•Rising protectionism and influence on trade flows

•Political polarisation

Macroeconomic
•Economic uncertainty and subsequent volatility

•Disintermediation of existing markets

•Demographic and immigration trends

•Focus on defence spending

Climate
•Energy transition and security

•Changing climate cycles and associated physical risks

Technology
•Adoption of AI and increasing cyber security threats

•Customer expectations regarding digital experience and resilience

•Traction of crypto and digital assets

Regulatory
•Regulatory divergence

•Implementation of capital regulations

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	11

Our business model
Working together for
a better financial future
Our universal banking model enables us to create synergies
across the organisation and deliver
long-term value for our stakeholders.

We deploy our resources...

We draw on tangible and intangible
assets to drive long-term,
sustainable value creation. We
invest and maintain our resources to
ensure we can continue to provide
maximum value to our customers
and clients.

Our people, Purpose, Values and Mindset Our people are our organisation. We deliver success through a Purpose-driven culture.

Our brand Our brand equity instils trust, lowers the cost of acquiring customers and clients, and helps retain them for longer.

Technology and infrastructure Our AI-enabled technology and infrastructure capabilities enhance customer experience and support strong resilience.

Operations and governance Our risk management, governance and controls help ensure customer and client outcomes are delivered in the right way.

...to serve a broad range of customer and client needs...

We provide a comprehensive offering through UK consumer, corporate and wealth and private banking franchises, a leading investment bank and a specialist US consumer bank.

Lending We lend to customers and clients to support their needs.

Protecting We ensure the assets of our clients and customers are safe.

Investing and advising We help our customers and clients invest.

Moving We facilitate transactions and move money around the world.

Connecting We connect companies seeking funding.

…deliver sustainably higher returns…

We seek growth and stability of income, delivering cost efficiencies, prudent risk management, and efficient allocation of our resources.

Total income by business (£m)

Profit before tax (PBT) by business (£m)

...and provide positive outcomes for our stakeholders.

Our diversified model positively impacts our stakeholders and provides the resilience and consistency needed to deliver value for them.

Customers and clients Supporting our customers and clients to achieve their goals with our products and services.

Colleagues Providing employment to c.93,000 colleagues globally and helping them develop as professionals.

Society Providing support to our communities, and access to social and environmental financing to address societal needs.

Investors Delivering attractive and sustainable shareholder returns on the foundation of a strong balance sheet.

A	Barclays UK	8,708
B	Barclays UK Corporate Bank	2,064
C	Barclays Private Bank and Wealth Management	1,380
D	Barclays Investment Bank	13,055
E	Barclays US Consumer Bank	3,681
2025
Excludes Head Office.

A	Barclays UK	3,413
B	Barclays UK Corporate Bank	970
C	Barclays Private Bank and Wealth Management	375
D	Barclays Investment Bank	4,614
E	Barclays US Consumer Bank	515
2025
Excludes Head Office.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	12

Technology
Supercharging our strategy
through technology

Innovating for customers and clients

For customers and businesses, our investment
translates into real benefits.
From more intuitive digital experiences that make
everyday banking simple, to faster onboarding so
new customers can get started without delay,
stronger fraud protection to keep accounts safe,
and richer market insights to help businesses
grow.
Technology, including AI, is enabling us to deliver
seamless, connected services that anticipate
customer and client needs and provide faster, more
personalised, more intuitive services.

AI Help Hub Assistant

In Barclays UK, our newly introduced AI-
powered Help Hub Assistant supports
colleagues in delivering exceptional customer
service. This conversational tool gives
colleagues instant access to accurate
information as they support customers in-the-
moment.

Technology is at the heart of Barclays’ ambition
to be Simpler, Better and More balanced

Modernising our technology

We’re focused on consolidating and simplifying
our estate by investing in enterprise-wide
platforms across infrastructure, data and digital.
This focus on common platform adoption is
supported by decommissioning legacy platforms to
reduce technology debt, complexity and cost, whilst
strengthening resilience.

We’re investing in modern tools and smarter systems
so we can deliver better and more personal experiences
for our customers and clients, while strengthening our
resiliency and reducing complexity and cost.

Empowering our colleagues

Our teams have access to modern tools like
Copilot and the Barclays AI platform to help them
make better decisions, collaborate more effectively
across regions and focus on higher value activities.
We're also fostering a culture of experimentation
and collaboration. Through hackathons, demos and
other interactive events we've reached over 20,000
colleagues, empowering them to experiment to
deliver scalable solutions that drive sustainable
growth and value for our customers and clients.

AI for colleagues

M365 Copilot is Microsoft's AI-powered
assistant and we have c.100,000  licences for
colleagues across the bank to help improve
productivity and encourage  innovation. In
addition, we’re investing in our Barclays AI
platform, which provides a common set of
services for the responsible development,
deployment and operation of AI solutions.

Driving innovation through partnerships

We’re working with leading technology partners,
including Amazon Web Services, Microsoft,
GitLab and Databricks, to harness data, digital
and AI.
These collaborations also shape thinking on AI,
innovation and industry standards; for example, in
November 2025 Barclays was recognised as one of
the inaugural Frontier Firms – an initiative by
Harvard Business School and Microsoft that brings
together organisations putting AI at the heart of their
transformation strategy.

AI for engineers

Through our partnerships we’re embracing AI
across our software development tools to
enable developers to plan, develop and deploy
new technologies at pace and responsibly.
Across Barclays, 19,000 developers have
access to AI tools, with early-stage adoption
already delivering productivity gains of c.15%.

Hybrid cloud strategy

Our hybrid cloud strategy - where we use both
internal and external services - helps to build
resilience, reliability, agility, and improved
operational performance across our
technology. Today, we have almost 90% of
our estate in the cloud. This hybrid multi-
cloud environment provides flexibility,
scalability and the control needed for future
growth, underpinning our data, AI and digital-
platform capabilities.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	13

Our plan and targets
Delivering our next
three-year plan
We have a clear plan to deliver a better run,
more strongly performing and sustainably
higher returning Barclays.

Our Purpose	Working together for a better financial future
Our Vision	The UK-centred leader in global finance

Our Priorities
We want Barclays to be renowned for
excellent operational performance,
highly satisfied customers and clients, strong
liquidity, capital and risk management, and
predictable, attractive shareholder returns.
We have built strong foundations and have
a clear plan to achieve these objectives
and deliver further value for shareholders
by 2028. Over the next three years we are
accelerating momentum towards making
Barclays Simpler, Better and More balanced.

Simpler
Simpler business Five focused businesses Digital and AI enabling revenue growth and efficiencies
Simpler organisation Standardised, modernised, harmonised processes
Simpler operations Resilient, reliable, secure systems

Better
Better financial returns Continue to improve performance across all our businesses Improving mix towards UK businesses
Better customer experience and outcomes Improving customer experience across businesses Deepening relationships in corporates and retail

More balanced
More balanced allocation of RWAs Capital allocation to our highest returning businesses UK lending growth to diversify sources of net interest income Capital discipline in Investment Bank
Diversify sources of income growth Invest in fee-based income growth

2028 targets	Statutory RoTE¹ >14%	Total payout 2026-2028 >£15bn2 with capacity to support investment and growth	Investment Bank RWAs c.50%	Supporting targets	Income >5% CAGR 2025-2028	Cost: income ratio Low 50s%	Loan loss rate 50-60bps through the cycle
2026 targets	Statutory RoTE[1] >12%	Total payout 2024-2026 At least £10bn2,3 incl. planned £2bn dividend for 2026	Investment Bank RWAs Mid 50s%[4]	Supporting targets	Income c.£31bn	Cost: income ratio High 50s%	Loan loss rate 50-60bps through the cycle
2025 actuals	Statutory RoE 9.8% Statutory RoTE 11.3%	Total payout 2025 £3.7bn	Investment Bank RWAs 55%	Supporting actuals	Income £29.1bn	Cost: income ratio 61%	Loan loss rate 52bps
Continue to target a 13-14% CET1 ratio range
Notes:
1Management does not assess forward-looking “return on equity” (target RoE) as a performance indicator of the business, and therefore reconciliation of the forward-looking non-IFRS measure “return on tangible equity” (target RoTE) to an equivalent IFRS measure is not available without unreasonable efforts.
2This multiyear plan, including planned dividend of £2bn for 2026,is subject to supervisory and Board approval, anticipated financial performance and our published CET1 range of 13%-14%.
3Progressive increase in 2026 total capital returns versus 2025.
4Updated to reflect IRB model migration and Basel 3.1 now expected in 2027.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	14

Group overview
A diversified structure
promoting synergies
Our five business areas deliver greater accountability and
transparency for our shareholders while supporting synergies across the Group that allow us to better serve our customers
and clients.
Barclays PLC
Barclays
UK
Our ring-fenced UK retail banking
division, trusted by over 20 million
customers. Barclays UK includes
Retail Banking which helps
customers with their day-to-day
banking needs, and Business
Banking which serves
business clients from
start-ups to companies with up
to £6.5m annual turnover.
Barclays
UK Corporate
Bank
Providing financial and advisory
capabilities to power the UK’s mid
to large corporates with over
£6.5m annual turnover through to
FTSE350 companies. Barclays UK
Corporate Bank has a relationship
with over a quarter of UK
corporates.
Barclays Private
Bank and Wealth
Management
Our Private Bank offers a
full-service proposition supporting
clients in the wealth hubs and
corridors across the UK, Europe,
Middle East and Asia. Our UK wealth
offering provides a range of financial
planning and advice services, as well
as our digital investing service,
Smart Investor1.
Barclays
Investment
Bank
Incorporates leading Global
Markets and Investment Banking
franchises operating at scale,
including International Corporate
Banking, serving multinational
corporate and institutional
clients globally.
Barclays
US Consumer
Bank
Offering co-branded partner
cards, deposit accounts
and personal loans. With more
than 25 million  customers, we work
with some of America's leading
brands across the airline, travel,
retail and affinity sectors.
Head Office2
2025 RWA allocation

Barclays UK	24%
Barclays UK Corporate Bank	7%
Barclays Private Bank and Wealth Management	2%
Barclays US Consumer Bank	8%
Head Office	4%
£357bn

Barclays Investment Bank	55%
Notes:
1Smart Investor will be known as Barclays Direct Investing.
2Head Office provides centralised services across the Group.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	15

2025 divisional review

Barclays UK
Barclays UK consists of Retail Banking and Business Banking.

Our business
•Retail Banking offers retail solutions to help
customers with their day-to-day banking
needs, including current accounts, savings
accounts, mortgages and unsecured lending,
such as credit cards and loans.
•Business Banking serves business clients,
from high-growth start-ups to SMEs, with
banking solutions and specialist advice.

Focus areas
•Improving customer experience.
•Creating opportunities to deepen
relationships with our customers and clients.
•Growing lending market share.
•Delivering operational efficiencies to
facilitate investment in growth.

Year in review
Barclays UK is one of the country’s leading
financial brands. We are committed to putting
customers first – powered by the expertise and
passion of our people, and strengthened by
technology. Our multi-brand proposition - which
includes Barclaycard, Tesco Bank, Kensington
Mortgages and relationships with Amazon and
IAG Loyalty (to offer Avios benefits) - reflects the
broad range of solutions we offer customers. Our
2025 performance demonstrates Barclays UK’s
strength, delivering a RoE of 15.5% and RoTE of
20.7%.
Customers and clients remain at the heart of
everything we do. This year, we enhanced
experiences and deepened relationships. We
extended opening hours across 86 branches, adding
c.33,500 hours per year of in-branch availability to
support customers at times that work for them. A
significant increase in our channel transactional
Net Promoter Score (tNPS) - which measures
customer satisfaction across our retail colleague-
led channels - since 2023 reflects the high level of
support our colleagues give our customers. This
now stands at +61 for branch servicing.
Technology and digitisation play an important role
in helping us better serve our customers and
clients. Within Barclays UK, a significant amount

Measuring where we are
£8.7bn Income 2024: £8.3bn	£3.4bn Profit before tax 2024: £3.6bn
£4.9bn Operating expenses 2024: £4.3bn	15.5% Return on equity 2024: 16.9% 20.7% Return on tangible equity 2024: 23.1%
of innovation is driven by our teams, leading to
faster response times provided by the tools and
technology our colleagues use every day.
We also used technology to make it easier for our
customers to save. We redesigned our Savings
Hub, making it simpler to find and choose the right
products. Our customers can now digitally provide
instructions on maturing bonds through the app in
just a few minutes.
Notes:
1Three month rolling average for December 2025.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	16

2025 divisional review (continued)
A key focus for Barclays UK is to grow lending to
individuals and businesses, and we have continued
to make progress.
We are making our mortgage application process
simpler and helping more customers achieve home
ownership. We relaunched Mortgage Boost,
enabling customers to support family members to
get onto the property ladder beyond just helping
with a deposit – another option alongside our
Family Springboard offering. Ahead of the 1 April
2025 stamp duty changes, we processed over
14,000 completions in March alone. In total, we
supported 146,000 mortgage completions, the
highest since 2021 and an increase of 42% on
2024.
Loans acquisitions have increased 4% year-on-year
driven by more relevant, in-the-moment marketing
and improved decisioning capabilities.
For the second year running, we have onboarded
over one million new Barclaycard customers and
provided existing customers with improved
journeys and capabilities, including the option to
switch to the Amazon Barclaycard.
"Our efforts to enhance
customer and client service
have helped improve NPS
scores - with Barclays UK
NPS reaching +252,
the highest since we
started tracking."
Vim Maru
CEO, Barclays UK
One year since the Tesco Bank acquisition, we are
making good progress on the integration and have
grown credit card and personal loan balances by
continuing to offer value to customers through
Clubcard.
Business Banking contributed to the UK business
landscape by lending £3bn to small businesses. We
also celebrated 10 years of Eagle Labs, which has
supported almost 20,000 businesses that have
collectively secured over £5bn in investment and
created more than 50,000 jobs1 over the course of a
decade.
Looking ahead
We remain focused on improving our products and
services to deliver a world-class experience for
customers and clients. We will continue to enhance
how customers interact with us, making banking
simpler and more intuitive across personal and
business channels. Technology, AI and innovation
will play a key role, helping us to streamline
processes,  strengthen resilience, offer a better
experience on our digital channels and support
colleagues in providing exceptional service.
We see opportunities to grow retail deposits and
lending, and business banking by deepening
engagement and relationships, and building
stronger propositions. In particular, we are focused
on growing our Premier customer base.
Completing the Tesco Bank integration will allow
us to broaden our reach and create greater value for
customers. We are also committed to helping
people manage their money better to achieve their
goals, and are focused on building people's
financial confidence  across the UK.
Notes:
1Source: Beahurst, for businesses supported by Eagle Labs
between December 2015 to September 2025.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	17

2025 divisional review (continued)

UK Corporate Bank
UK Corporate Bank offers a range of Corporate Lending and Transaction Banking services to clients with an annual revenue of more than £6.5m, through to FTSE350 companies.

Our business
•Corporate Lending: Offers a range of term,
revolving and overdraft facilities to medium
and large-sized corporates across the UK,
with financing solutions tailored to specific
industries and sectors.
•Transaction Banking: Provides cash
management, trade and working capital
solutions, risk management solutions and
payment services internationally.

Focus areas
•Driving productivity and seamless digital
delivery, simplifying and improving client
experience.
•Growing broad-based income through
deeper client relationships with products and
solutions which address their needs.
•Growing share of lending and attracting new
clients.

Year in review
Barclays UK Corporate Bank serves over 13,000
businesses across the UK, playing an important
role in joining together the different aspects of the
organisation to deliver for clients.
In 2025, the UK Corporate Bank delivered robust
income growth of 16% underpinned by a strong
deposit franchise and growing debt balances. RoE
was 18.9% and RoTE was 18.9%, and we
maintained a disciplined cost-to-income ratio,
ensuring operational efficiency.
Throughout the year, we responded proactively to a
competitive market. By adapting to evolving client
needs and maintaining our focus on providing
lending to help our clients to  invest, we positively
repositioned ourselves among peers and grew
lending market share by 1%1.
In 2025, we attracted c.580  new to bank clients
who drove c.50% of the increase in lending
compared to 2024.
This focus enabled us to achieve total loan growth
of £4.6bn for the year. Despite our growth in
lending, our loan loss rate remains well within our
stated risk appetite and guidance.
Our willingness to lend plays a crucial role in giving
UK businesses the confidence to invest in their

Measuring where we are
£2.1bn Income 2024: £1.8bn	£1.0bn Profit before tax 2024: £0.7bn
£1.1bn Operating expenses 2024: £1.0bn	18.9% Return on equity 2024: 16.0% 18.9% Return on tangible equity 2024: 16.0%
workforce and technology, helping in turn to unlock
economic growth.
We made strides in enhancing client experience by
advancing our digital capabilities and streamlining
processes. Clients now have more opportunities to
self-serve through digital channels, including our
‘Client Chat’ capability, which resolves a significant
number of queries at first contact. In 2025, c.50% of
client interactions were self-served, compared to
c.40% in 2024.
Notes:
1Bank of England December 2025 market data.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	18

2025 divisional review (continued)
We’ve also reduced client onboarding times by
around 50% since the start of 2024 and, in response
to client feedback, we have improved the speed,
ease, and flexibility of our borrowing solutions,
with further enhancements planned
for 2026.
To strengthen client relationships and support
diversified income streams, we’ve invested
significantly in modernising our technology.
Our iPortal platform, which is now available to
more clients, has simplified how they interact with
us – a key step towards consolidating five online
access channels to a single online point of access to
our products and services. All our corporate clients
will be enabled on iPortal through 2026.
Our focus on deepening relationships and our
efforts to improve experience have been reflected
in improved client satisfaction scores. Measured as
an independent benchmarking score by Savanta,
our overall client satisfaction score has increased to
66%, up four percentage points from 2024 and 10
percentage points from 2023. Satisfaction scores
relating to our client-facing colleagues are also
strong, placing us second among our peers1.
In April 2025, we announced a long‑term strategic
partnership with Brookfield to grow and transform
Barclays’ payment acceptance business, which
provides critical infrastructure to the UK economy,
processing billions of pounds of payments annually
for small businesses and corporate clients.
Our extensive client relationships and experience
of UK payments will benefit from Brookfield’s
global private equity expertise in payments,
technology, operational transformation and
corporate carve-outs, to ensure that the payment
acceptance business is strategically positioned for
long‑term growth. The partnership will drive
business growth by broadening the range of
services offered and enhancing the experience for
both existing and prospective clients.
Looking ahead
We will continue to deepen client relationships,
accelerate digital transformation and improve
operational efficiency. We are focused on
enhancing our product mix, strengthening income
quality and driving technology-led improvements
in client experience.
Efforts will be shaped by the evolving market
environment, with an emphasis on adapting to
client needs, regulatory changes and competitive
pressures. We will continue to simplify processes,
invest in talent and leverage data-driven insights to
support growth and resilience.
"Our willingness to lend
plays a crucial role in
giving UK businesses the
confidence to invest in their
workforce and technology,
helping in turn to unlock
economic growth."
Matt Hammerstein
CEO, Barclays UK Corporate Bank
Notes:
1SavantaMarket Vue Survey, Q4 2025.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	19

2025 divisional review (continued)

Private Bank and Wealth Management

Private Bank and Wealth Management (PBWM) comprises
PBWM UK – serving clients across the full wealth continuum in the UK and Crown Dependencies – and PBWM International,
serving high- and ultra-high-net worth clients in selected
international markets.

Our business
•UK Digital Investing is for self-directed
investors, with investment starting from just
£1.
•UK Affluent is for UK clients with £250k to
£3m of investable assets[1].
•Private Banking UK is a full-service
proposition for clients with investable assets
of £3m+.
•Private Banking International is a full-
service proposition for clients with
investable assets of £5m+ internationally[2] ,
with a focus on clients in the Europe, Middle
East and Asia wealth corridors.

Focus areas
•Leveraging our simplified business structure
– aligned to market opportunity in the UK
and internationally – and reinvesting cost
efficiencies to strengthen the business and
support growth.
•Supporting Private Bank clients with their
lifestyle, liquidity and legacy, and helping
retail investors gain access to transparent,
fairly priced investment solutions.
•Continuing to grow assets under
management to increase the relative
contribution of non-interest income, to
deliver high-quality recurring revenue.

Year in review
PBWM’s vision is to be the investment partner for
our clients, their families and the next generation.
In 2025, financial markets witnessed trade and
geopolitical volatility, and strong tailwinds driven
by AI  – investors looked to take advantage of
volatility spikes while diversifying risk. For
PBWM, this led to strong transactional activity
supported by increased trading on our digital
investing offering, continued inflows into multi-
asset portfolios, and alternative strategies such as
private markets and hedge funds.
Our ability to support clients in such environments
sustained our strong business performance. Assets
under management grew by £5.2bn and PBWM
overall achieved a RoE of 24.3% and RoTE of
26.3%.
At the start of 2025, PBWM simplified its business
model to operate through two core areas: PBWM
UK and PBWM International. Throughout the
year, there were a series of strategic hires to
strengthen the business.
In our UK Digital Investing business, we further
enhanced client journeys and investment
capabilities on our Smart Investor platform. These
changes continued to support growth, with
c.65,000 new accounts opened in 2025, up 11%
year on year and up 169% compared to 2023

Measuring where we are
£1.4bn Income 2024: £1.3bn	£0.4bn Profit before tax 2024: £0.4bn
£1.0bn Operating expenses 2024: £0.9bn	24.3% Return on equity 2024: 25.7% 26.3% Return on tangible equity 2024: 28.1%
levels. In addition, we were awarded Best Stocks &
Shares ISA Provider from Moneyfacts and
received a ‘Value for Money’ consumer rating
from Boring Money.
Notes:
1The lower end threshold is under review.
2For India, the Private Bank proposition is available for
clients with investable assets of £3m+.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	20

2025 divisional review (continued)
In UK Affluent, we launched a pilot of a new
digitally enabled mass affluent proposition –
focused initially on Barclays UK Premier clients
with £250k-£1m in assets to invest. Our ambition
is to provide a fairly priced, transparently
constructed advice service addressing the needs of
this segment.
In our UK Private Bank, we expanded our Private
Markets proposition with the launch of a new
multi-vintage private equity fund and made it
easier for clients to use our securities backed
lending capability. In addition, we continued to
grow our assets under management in our flagship
funds and discretionary managed portfolios, and
maintained their strong underlying long-term
investment performance.
Internationally, we have been focused on building
our presence in the Middle East and Asia.  In order
to further support our international capabilities, we
continue to progress the development of our new
Singapore booking centre, which we intend to
launch during 2026.
Underpinning all of our strategic ambitions is a
continued focus on improving our risk and control
resilience, including by increasing our automation
levels.
Looking ahead
Within UK Digital Investing, we're committed to
delivering an integrated digital SIPP (self-invested
personal pension). Following the completion of our
pilot, we're launching our new UK mass affluent
proposition, starting with Barclays UK Premier
customers. We will also focus on supporting retail
investing through the launch of Targeted Support
following the FCA’s Advice Guidance Boundary
Review.
Within the Private Bank we will continue to
enhance our client experience, focusing on our
digital capabilities, as well as further expanding
our credit proposition. We're investing in
productivity and generative AI (GenAI)
capabilities that support our front-line colleagues
so they can spend more time with clients. We plan
to expand our international business with further
investments in the Middle East and Asia markets,
including the launch of our new Singapore booking
centre.
"We have continued to
strengthen our capabilities
and service this year,
supporting clients across the
UK and in priority
international markets.”
Sasha Wiggins
CEO, Barclays Private Bank and Wealth Management

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	21

2025 divisional review (continued)

Investment Bank
The Investment Bank provides corporate clients, money managers, financial institutions, governments and supranational organisations with advisory, finance and risk management services.

Our business
•Global Markets provides institutional
investors, sovereigns, and corporates with a
full range of execution services, ideas and risk
management solutions across asset classes
(Equities, Credit, Rates, FX and Securitised
Products). The Research team provides
institutional investors with data-driven
analysis, actionable insights and access to our
analysts across global sectors, markets and
economies.
•Investment Banking works with companies,
governments and financial institutions
worldwide to provide expert advice,
innovative solutions and access to capital. It
includes International Corporate Banking,
which provides financial institutions and large
corporate clients with wholesale lending and
treasury solutions – supported by deep
industry knowledge and local, on-the-ground
specialists.

Focus areas
•Driving higher RWA productivity across all
Investment Bank businesses.
•Deepening client relationships while
maintaining prudent risk management.
•In Global Markets, sustaining momentum in
our businesses with Top 5 market share[1],
growing our focus businesses and continuing
to scale more stable financing income.
•In Investment Banking, building share and
product penetration across Advisory, Capital
Markets and Treasury Coverage, and
delivering an expanded reach for our
International Corporate Bank.

Year in review
Barclays has a top-tier Investment Bank supporting
corporate and institutional clients around the world.
In 2025, we maintained our rank of sixth across the
Investment Bank in both Global Markets2 and
Investment Banking3. We are a leading non-US-
domiciled bank that can consistently compete with
its US peers in each of the major capital markets of
the US, Europe, and Asia. Through our expertise,
scale, and reach, we support global clients and help
them achieve their commercial goals.
The Investment Bank delivered a RoE of 10.6% and
RoTE of 10.6% and remained disciplined on costs
with consistent operational progress, following
seven consecutive quarters of positive jaws leading
to a cost-to-income ratio of 62%.
RWAs remained stable for the fourth consecutive
year. We grew income and improved return on
RWAs by focusing on more stable income streams
and on disciplined client management, capital
deployment, and technology enhancements to
improve client experience, such as BARXBot, a
client-facing GenAI chatbot that automates how
colleagues in Global Markets handle Requests for
Quotes (RFQs) for clients.
Notes:
1Top 5 market share as defined in the 20 February 2024
Investor Update: 1H23 and FY19 Coalition Greenwich
Global Competitor Analytics. Industry wallet is defined

Measuring where we are
£13.1bn Income 2024: £11.8bn	£4.6bn Profit before tax 2024: £3.8bn
£8.1bn Operating expenses 2024: £7.9bn	10.6% Return on equity 2024: 8.5% 10.6% Return on tangible equity 2024: 8.5%
as the total revenue of the following banks: BofA,
Barclays, BNP Paribas, Citigroup, Credit Suisse,
Deutsche Bank, Goldman Sachs, J.P. Morgan, Morgan
Stanley and UBS. Analysis is based on Barclays’ internal
business structure and internal revenues. Market share for
purpose of this analysis is calculated as Barclays’ internal revenues divided by the aggregate revenue of the banks
identified above within the given product set.
2Based on external reported revenues. Peer banks include
BoA, BNP, CITI, DB, GS, JPM, MS and UBS.
3Dealogic for the period 1 January 2025 to 31 December
2025 (as at 6 January 2026).

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	22

2025 divisional review (continued)
"Our relentless client focus,
trusted expertise, and fully
integrated model allow us
to better understand client
needs and deliver tailored
products and services to
help them succeed."
Adeel Khan
Head of Global Markets
The Investment Bank helped clients navigate a
complex, evolving landscape throughout 2025 - one
shaped by policy change, geopolitical events and
economic conditions - by delivering strategic
solutions through our diversified portfolio of
products and services.
In Global Markets, we remain focused on executing
our key product priorities while delivering our full
suite of products and services to our clients. We
continue to progress on our goal of achieving 70 top
five ranks with our Top 100 clients. We have made
strong progress with improved performance in the
three focus businesses in Markets, while sustaining
momentum in financing.
Our Research team is central to our Investment
Bank franchise and continues to rank highly among
our institutional client base. According to Extel,
Barclays ranks as the #4 overall global research
firm and #3 for developed markets. We continue to
expand our Barclays conference and corporate
access offering across the Americas and EMEA.
Engagement with our Barclays Live platform has
grown, with site visits up 11% and readership up
18%, highlighting the strength of the platform in
delivering differentiated insights to our clients.
In Investment Banking, we delivered revenue
growth of 3% year on year. We also made good
progress in key focus areas, continuing to optimise
our loan book which helped to drive improved
return on RWAs. This year, we maintained our
traditional strength in DCM, and saw an increase in
both ECM fee share and advisory fee share with
financial sponsors2.
International Corporate Bank (ICB) revenues were
up 10% year on year, reflecting the continued
rollout of the Treasury Coverage model - which
has doubled the number of focus clients with this
model since 2024. This has also helped to drive
c.23% year on year growth in US deposits3.
Looking ahead
Our goal is to strengthen our position as a leading
global investment bank by leveraging our advisory
expertise, deep sector knowledge, and
differentiated client offering.
The Investment Banking business is focused on
building share in Advisory and Capital Markets
through productivity improvement, Treasury
Coverage evolution and the continued investment
and growth of our International Corporate Bank.
Global Markets continues its focus on
strengthening its core capabilities while
maintaining a strong baseline of stable revenues in
the form of financing.
We aim to be prudent managers of the firm’s
capital,  and to drive consistent returns through
client discipline, focused execution, capital
nimbleness and operational efficiency. We’re also
streamlining operations, reducing legacy systems,
and leveraging AI to scale and innovate.
We plan to achieve this through low single-digit
compound annual income growth combined with
disciplined cost management, driving operating
leverage.
Notes:
1Dealogic as at 31 December 2025, based on offer to
market.
2Dealogic Banking Fee share as at 31 December 2025.
3Reflects month-end deposits.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	23

2025 divisional review (continued)

US Consumer Bank

US Consumer Bank (USCB) is a leading co-branded credit card issuer and financial services partner in the United States.

Our business
•Barclays US Consumer Bank has more than
25 million customers and partnerships with
20 of America's leading brands across the
airline, travel, retail and affinity sectors.
•We provide co-branded, small business and
private label credit cards, personal loans,
online savings accounts, and certificates of
deposits.

Focus areas
•Scaling and diversifying by growing existing
partnerships and winning new partners.
•Investing in digitisation and AI to deliver
enhanced customer experiences and
operational efficiencies.
•Improving net interest margin by optimising
pricing and credit mix, while reducing
funding costs.
•Selective risk transfer to optimise use of
balance sheet.

Year in review
The US is the world’s largest credit card market,
and growing. With a c.3% share1 of the total
market and partnerships with 20 major brands, we
continue to see significant opportunities for
growth. In 2025, we delivered RoE of 9.5%, up
from 8.1% in 2024 and 3.4% in 2023, and a RoTE
of 11.0%, up from 9.1% in 2024 and 4.1% in 2023.
Our results were impacted by the appreciation of
the average GBP against USD through 2025.
However, when normalised for FX movements, in
USD terms income and profit before tax were up
14% and 31% respectively, year on year.
We remain focused on building lasting partnerships
with top US brands. In 2025, we launched a new
co-branded card programme with iconic automaker
General Motors (GM) and acquired $1.6bn in
receivables, further diversifying our mix of card
partners. We also extended our current partnership
agreements with Wyndham Hotels & Resorts,
Upromise and our cruise line partners: Carnival,
Princess and Holland America.
We added three million new customers organically
in 2025, and our average FICO® score2 remains
stable at 757, reflecting the strength of our prime
customer base. Our average payment rate of 31%
in the fourth quarter is higher than pre-pandemic
levels, further demonstrating the resilience and

Measuring where we are
£3.7bn Income 2024: £3.3bn	£0.5bn Profit before tax 2024: £0.4bn
£1.6bn Operating expenses 2024: £1.6bn	9.5% Return on equity 2024: 8.1% 11.0% Return on tangible equity 2024: 9.1%
quality of our book.
We grew our  retail deposit balances by
20% year on year and increased the percentage of
core deposit funding for USCB from 64% to 69%.
This was driven by demand for the tiered savings
product and a new suite of exclusive digital
banking products offered through our co-branded
banking partnership with AARP.
Notes:
1Source: newyorkfed.org/microeconomics/hhdc
2FICO® is a registered trademark of Fair Isaac
Corporation in the United States and other countries.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	24

2025 divisional review (continued)
In 2025, we announced that we had entered into an
agreement to acquire Best Egg1, a leading US
digital direct-to-consumer originator of personal
loans.
Through our continuous focus on enhancing
customer experience, transactional NPS (tNPS) for
digital and contact centre agent servicing averaged
63 and 52 respectively. Digital performance
remained consistent with 2024, while contact
centre performance improved by one point year on
year.
In 2025, we improved digital onboarding,
increased self-service options and developed
flexible payment features for our customers. We
also expanded our Rewards Hub, an intuitive, one-
stop digital shop for cardmembers to more easily
manage their benefits. Over the past year, unique
visitors to the Rewards Hub increased by 15%,
demonstrating stronger brand loyalty and digital
"In 2025, we launched a new
co-branded card programme
with General Motors, entered into
an agreement to acquire Best
Egg, and extended our current
partnership agreements with
Wyndham Hotels & Resorts,
Upromise and our cruise line
partners: Carnival, Princess
and Holland America."
Denny Nealon
CEO of US Consumer Bank
connection.
Since 2023, our investments in digitisation have
led to an increase in customers using e-statements
and resulted in higher digital engagement with
96.2% of customers who interact with us doing so
through digital channels2. The percentage of
customers using the Barclays mobile app also
increased 5.5 percentage points year on year3.
Leveraging digital platforms to drive greater
efficiency has helped reduce full year 2025 USCB
cost to income ratio to 45%, down from 49% in
2024 and 51% in 2023.
Looking ahead
We remain committed to executing our strategy
and improving returns. We plan to scale the cards
business through organic growth and new
partnership acquisitions as appropriate and
accelerate USCB's diversification through the Best
Egg acquisition.
We're embracing the latest technologies, such as AI
and agile scalable platforms, to drive greater
efficiency and deliver better experiences for our
customers.
We continue to enhance our digital capabilities and
provide seamless, intuitive experiences across all
channels. We will maintain our focus on customer
feedback, continually optimise  our processes, and
invest  in tools to reduce friction and drive loyalty
and sustainable growth.
Note:
1Measured at exit at end December 2025. Includes
primary consumer card customers. Monthly interactions
exclude Interactive Voice Response (IVR).
2Reflects rate movement from December 2024 to
December 2025 for mobile app users divided by open
customers.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	25

2025 divisional review (continued)

Barclays UK Net Promoter Score (NPS)

2025

2024

2023

About this KPI and why we use it
Net Promoter Score (NPS) is used to measure
the strength of customer relationships. We
track NPS to identify both our strengths and
where there is room for improvement,
informing how we develop our services and
products in the future. Maintaining strong,
personal relationships and building trust and
advocacy is key across all our divisions, but
most observable and material in Barclays UK
which represents the largest customer base for
which we serve customers throughout their
financial lives.

How we performed
We improved Barclays UK main current
account NPS  to +25[1]; our highest score since
we began tracking in 2013, and an increase of
eight on December 2024. This uplift was
broadly across customer segments. Premier
NPS was a significant driver, alongside
improvements to customer service across
channels and journeys.

Barclays UK complaints (% movement year on year)

2025

2024

2023

About this KPI and why we use it
The FCA publishes complaints information
every six months – a good measure of how
well UK institutions are driving customer
outcomes. We measure our volume of
complaints, tracking against goals and
reviewing root causes to inform changes to our
products and services.

How we performed Material increase in complaints year on year was driven by the IT incident on 31 January 2025. Excluding this, complaints reduced by 2%.

US Consumer Bank digitally interacting customer (%)
96.2
95.9
95.1

2025	2024	2023

About this KPI and why we use it
Digitally interacting customer percentage
assesses the monthly rate of customers using
digital channels to interact with us2. This
measurement reflects the general health of the
digital experience and allows us to better
understand customer behaviour to boost
satisfaction and efficiency.

How we performed
Digitally interacting customer percentage
improved by 30 bps year on year, driven by
continued investment in our mobile app and
digital capabilities, including enhancements to
registration and self-service.

Investment Bank revenue ranks and market shares (%, #)

2025

2024

2023

#6
#6

#6
#6

#6
#6

A	Global Markets revenue ranking and share[3]
B	Dealogic Investment Banking global fee ranking and share demonstrating our performance vs peers[4]

About this KPI and why we use it
Revenue ranks and market shares are a good
indicator to monitor success and identify
opportunities. By using Dealogic Investment
Banking global fee ranking and share, and
a comparison to global peers' share of
reported revenues for Global Markets, we can
assess our relative performance versus
a defined peer group[3] clearly and
transparently.

How we performed In 2025, we maintained our rank of sixth across the Investment Bank in both Global Markets and Investment Banking.

See page 116 for details on Executive Director remuneration linked to these KPIs

Notes:
1© Ipsos 2025, Financial Research Survey (FRS), 12 months ended December 2025 (Dec 2024). Results based on a sample of 7,546 (6,646) Barclays main current account customers and 1,028 (865) Barclays Premier main current account customers.
Total sample of ~50,000 GB adults (aged 16+) a year, weighted to align with overall profile of GB population.
2Measured at exit at end of December 2025. Includes primary consumer card customers. Excludes Interactive Voice Response (IVR).
3FY25 Market share for Barclays is based on external reported revenues. Peer banks include BoA, BNP, CITI, DB, GS, JPM, MS and UBS.
4Dealogic for the period 1 January 2025 to 31 December 2025 (as at 6 January 2026).

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	26

2025 divisional review (continued)

Colleagues

At the heart of achieving our plan to make Barclays Simpler,
Better and More balanced are our c.93,000 colleagues. We are united by a shared Purpose, Values and Mindset, delivering to a consistently excellent standard in all we do – and we are making
Barclays a great place to work, where every colleague can reach their potential.

Engaging with colleagues
Sharing our strategy with colleagues – and
explaining how they can contribute towards its
delivery – has been a key part of our 2025
engagement. Regular, two-way dialogue helps us
understand what is working well across the
organisation and where we can improve.
Engagement with colleagues is delivered through
townhalls, skip-level meetings, site visits, leader-
led events, focus groups and surveys. Through
our bi-annual Your View survey, our people can
share their feedback on working at Barclays – and
75% took part in 2025. We are committed to a
respectful and inclusive environment where
everyone feels safe to speak up. Our processes for
raising concerns and whistleblowing provide
channels for anonymous colleague feedback.
Our longstanding partnership with Unite in the
UK offers further insight into the views of our
people. We continue to consult with Unite on
major change programmes to minimise job losses
and prioritise reskilling and redeployment.
Embedding a consistently
excellent standard
A consistently excellent standard is what we expect
of ourselves – and what our customers, clients and
all our stakeholders trust us to deliver. This
continues to be an integral part of our culture and a
key enabler of our three-year plan.  Our
consistently excellent culture-change programme
continued to embed these standards across the
organisation. Throughout 2025, local initiatives
across divisions and functions supported Group-
wide efforts to simplify processes, strengthen risk
and control, and drive efficiency.
Notes:
1Except for employees at Managing Director grade and

Where to find out more:
For further metrics, please see home.barclays/our-sustainability-/sustainability-resource-hub/reporting-and- disclosures/

Material Risk Takers, for whom a portion of
compensation is typically delivered in shares.

Global Share Award Colleagues share in our success

To thank colleagues for their hard work and
commitment as we continue to execute our
strategy, in February 2025, colleagues[1] were
granted Barclays shares – valued at
approximately £500.  In 2026, we will grant
a similar colleague share award for the
second successive year.
By enabling colleagues to share directly in
the bank’s future success, these awards
celebrate the achievements to date and
recognise the collective effort that is still
required to help build a Simpler, Better and
More balanced Barclays.

A consistently excellent standard is now embedded
in HR tools, processes and products from hiring
and induction, to performance management,
promotions and development programmes. By
2025, 1,995  workshops were delivered to our
colleagues globally, creating strong understanding
across the organisation of what it means to deliver
to a consistently excellent standard.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	27

2025 divisional review (continued)
We also  launched the Risk and Control Digital
Credential (RCDC) – our first Group-wide,
externally accredited online learning programme,
certified by the Institute of Risk Management.
The RCDC equips colleagues with the knowledge
and skills to proactively manage risk and
strengthen controls. At the end of 2025, almost
25,000 colleagues had achieved accreditation. This
initiative marked a significant step in our ongoing
commitment to strong risk management and
delivering to a consistently excellent standard.
Investing in our talent
Our talent ambition is to help our colleagues grow,
develop and thrive at every level of our
organisation, building a strong talent pipeline for
the future. In 2025, we strengthened how we
identify, assess and develop high-potential talent,
introducing greater rigour and consistency, through
implementing our Talent Management Standards
including a consistent definition of potential,
approach to talent reviews and calibration. We
delivered accelerator programmes and sponsorship
initiatives and continued our Evolution leadership
development programme. We also offered senior
leaders a suite of practical tools, targeted
workshops, and resources to develop their skills.
In 2025, we hired 1,595 graduates, 1,508 interns
and 213 apprentices globally, and continued
building on our relationships with key partners to
support inclusive access to all our opportunities.
Barclays won the National Graduate Recruitment
Award for Most Popular Graduate Recruiter in
Banking, Insurance and Financial Services and was
ranked in the top 20 in The Times Top 100
Graduate Employers list – recognising our focus on
our Early Careers population as a key talent
pipeline for the future.
We simplified and personalised learning for
colleagues and  invested in technology to support
our People Leaders’ development. For example, by
piloting virtual coaching for our People Leaders
and newly promoted Managing Directors (MDs)
and expanding the deployment of our 360-feedback
tool.
In 2025, we focused on enhancing our alumni
proposition – including by launching a
differentiated experience for our Executive Alumni.
Our Group CEO hosted our first-ever MD alumni
networking event in London, attended by members
of the Executive Committee and Board.
Our inclusive culture
We are evolving our approach to Inclusion and
Opportunity with a focus on empowering our
colleagues and leaders and driving company
success – cultivating high-performing teams and
providing rich opportunities for colleagues to
progress, while aspiring to hire from the broadest
global talent pools. We are committed to creating a
workplace where everyone feels valued and
respected, within a culture of belonging and equal
opportunity for all.
Supporting our workforce
Helping our people perform at their best remains a
priority. We provide a range of support for
colleagues through our policies covering annual
leave, life events, health issues, family and caring,
and flexible working. We support colleague
wellbeing with data-driven campaigns that
encourage healthy habits and a positive culture –
reflected by an 87% favourable Wellbeing Index
score in our 2025 Autumn Your View survey. Our
mental health awareness eLearning has been
completed by 87% of colleagues and 90% of
People Leaders, and over 53,000 colleagues are
registered on our ‘Be Well’ online wellbeing
portal.
We also continued to enhance our provision for
colleagues in the UK with an updated Employee
Assistance Programme providing additional mental
health support to their family members.
Rewarding our colleagues
We offer eligible colleagues the opportunity to
acquire Barclays shares on beneficial terms, with
voluntary all-employee share plans available in
countries representing 99% of our global
workforce. In recognition of colleagues' collective
effort towards delivering our three-year plan
and the effort that is still required, in February
2025 we granted colleagues a share award worth
approximately £500, and in 2026 we will grant a
similar colleague share award, for a second
successive year. In July 2025, all UK colleagues
were given access to Barclays Premier Banking,
which offers a suite of exclusive products, services
and benefits.
Enhancements to policy provisions
In 2025, we focused on aligning to our global
policies to better support our colleagues and People
Leaders in managing their work life at Barclays. In
November, we announced that our paternity leave
policy in the UK will increase from two weeks to
16 weeks,  and that the non-primary caregiver
leave policy in Asia Pacific will increase from six
weeks to 10 weeks. Effective from 1 January 2026,
these updates aim to help new parents spend more
time with their families and support colleagues in
balancing work and personal life.
Our people policies
Our people policies1 help us recruit the best people,
provide equal opportunities and create an inclusive
culture – in line with our Purpose, Values and
Mindset, and in support of our long-term success.
They are reviewed and updated regularly to ensure
they remain aligned with our broader people
strategy.
As part of our Fair Pay Agenda, we are committed
to paying our colleagues fairly and appropriately
relative to their role, seniority, skills, experience
and performance. We pay at least a living wage in
all our locations and provide colleagues with
resources to ensure everyone has equal opportunity
to progress.

You can read more about our Fair Pay Agenda on page 124.

Companies Act Diversity Disclosure
In accordance with section 414C2 basis of the
Companies Act 2006, as of 31 December 2025,
Barclays employed 98,141 colleagues globally
(53,595 male, 44,037 female, and 509
undisclosed), including 540 senior managers (394
male, 146 female), and 13 Board of Directors at
Barclays PLC (seven male, six female).
Notes:
1Our policies reflect relevant employment law, including
the provisions of the Universal Declaration of Human
Rights and the International Labour Organization (ILO)
Declaration on Fundamental Principles and Rights
at Work.
2The variance to the c.93,000 stated earlier in the report is due to the Companies Act disclosure definition using
Headcount rather than FTE, and also including
colleagues on long-term leave. Unreported refers to
colleagues who do not record their gender in our systems.
‘Senior managers’ is defined by the Companies Act, and
is different to both our Senior Managers under the FCA
and PRA Senior Managers regime, our Director and
Managing Director corporate grades. It includes Barclays
PLC Group Executive Committee members, their direct
reports and directors on the boards of undertakings of the
Group, but excludes Directors on the Board of Barclays
PLC. Where such persons hold multiple directorships
across the Group they are only counted once.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	28

2025 divisional review (continued)

Colleague engagement (%)

About this KPI
Colleague engagement is derived from the
responses to three questions in our Your View
survey that measure advocacy, motivation and
sense of personal accomplishment. The
questions that make up this KPI are: I would
recommend Barclays to people I know as a
great place to work; my work provides me
with a sense of personal accomplishment;
Barclays motivates me to contribute more
than is normally required to complete my
work. It enables us to monitor how engaged
our workforce is and closely relates to key
organisational and colleague outcomes such as
productivity, wellbeing and retention.

How we performed Colleague engagement has remained stable at 85% compared with 2024. Overall, this continues to be a strong engagement score and four percentage points above our external benchmark.

Inclusion index (%)

About this KPI
Our Inclusion Index[1] measures colleague
sentiment around feeling included, valued,
respected, listened to and treated fairly. It
closely relates to key colleague outcomes like
engagement, wellbeing and retention.

How we performed In 2025, the Inclusion Index remained stable against 2024, at 81%.

“I believe that my team and I do a good job of role modelling the Values every day” (%)

About this KPI
This question within our Your View survey
measures colleagues’ perception of how well
the Barclays Values are role modelled by
colleagues. The Values are our moral
compass; the fundamentals of who we are and
what we believe is right.

How we performed This score has remained largely consistent and high over the past three years with 93% of colleagues believing themselves and their team do a good job of role modelling our Values.

“I believe strongly in the goals and objectives of Barclays” (%)

About this KPI This question within our Your View survey measures colleague perception of, and belief in, our three-year plan.

How we performed In 2025, 89% of colleagues expressed strong belief in Barclays goals and objectives, an increase of one percentage point compared to 2024.
Notes:
1Our Inclusion Index is derived from seven questions in the Your View survey: I feel included in/within my team; Colleague performance is evaluated fairly; When a similar mistake has been made by different people, it is dealt with in the same way;
Senior Leadership is truly committed to building a workforce with different perspectives and skills; My team makes adequate use of recognition and rewards other than money to encourage good performance; In my team people respect other people's opinions when making a decision; Everyone has equal opportunities to progress in their career regardless of background and working circumstances.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	29

2025 divisional review (continued)

Net zero operations progress

Operational emissions
FY2025 absolute emissions (tCO2e)	FY2024 absolute emissions (tCO2e)	Performance vs. 2018 baseline
Scope 1 and 2 market-based emissions
7,276	10,745	-97%
Scope 1 and 2 location-based emissions
80,096	93,789	-62%
Supply chain emissions
532,797	547,587	-39%
About these KPIs and why we use them
We are working towards achieving net
zero operations as part of our ambition
to be a net zero bank by 2050. This
includes setting and meeting various
milestones1  and targets1 to reduce our
operational emissions, with significant
progress already made.
The metrics measure total gross Scope
1 and 2 (market-based and location-
based) emissions generated from
Barclays’ global real estate portfolio2
and UK corporate vehicles, as well as
emissions generated indirectly from
our supply chain3.
How we performed
Our detailed analysis of our
Notes:
1On this page a reference to a 'milestone' denotes an indicator we are working towards and report against and a reference to a 'target' denotes an indicator linked to our executive remuneration.
2On this page a reference to global real estate portfolio includes offices, campuses, branches, warehouses and data centres within our operational control.
3Our reporting of supply chain emissions includes the following GHG Protocol Scope 3 Categories: Category 1, 2 and 4. Due to changes in GHG emissions conversion factors, we have recalculated our FY2024 supply chain emissions. For further details see page 59.
4In the 2026 update to the Barclays Sustainable Finance Framework the reference to the target has been updated to reference $1trn Sustainable and
Transition Finance between 2023 and the end of 2030 (the 'Target') and accordingly references to the Target in this Annual Report have been reflected as such other than in this chart.
5Our reporting of the number of people upskilled has changed from previous reports to reflect the cumulative number, since 2023.
6Our reporting of the number of businesses supported has changed from previous reports to reflect the cumulative number, since 2023.
performance is contained within the
Climate and Sustainability section
from page 58.

Sustainable and Transition Financing[4] facilitated ($bn)

2025

2024
About this KPI and why we use it
In 2022, we set a target of $1trn
Sustainable and Transition Financing
between 2023 and the end of 20304 –
encompassing green, social, transition
and sustainability-linked financing,
having exceeded our previous targets to
facilitate £150bn of social,
environmental and sustainability-linked
financing by 2025 and £100bn of green
financing by 2030.
How we performed
During 2025 we facilitated an
additional $98.5bn of Sustainable and
Transition Financing, bringing the total
to date to $260.7bn. The 4% year-on-
year increase in financing facilitated
demonstrates our continued efforts in
supporting our clients on their
sustainability journeys.

Skills and employability: Number of people upskilled[5] (millions)

2025

2024
About this KPI and why we use it
Barclays is delivering skills and
employment opportunities for people
in the communities where we operate.
The total number of unique people
supported to unlock skills and
employment opportunities includes
those upskilled through our LifeSkills,
Digital Eagles and Military and
Veterans Outreach programmes.
How we performed
After removing duplicates to account
for repeat users, we upskilled a further
2.11 million people in 2025 through
Barclays LifeSkills, Digital Eagles and
Military and Veterans Outreach,
growing the total to 8.16 million5 since
the beginning of 2023 and
demonstrating steady progress across
Barclays’ community programmes.

Please see page 41 for further detail on our target

Sustainable growth: Number of businesses supported[6]

2025

2024
About this KPI and why we use it
Barclays is championing innovation
and sustainable growth through
programmes that enable businesses and
economies to grow. The total number
of businesses supported in our
communities includes those engaged
through Barclays’ Eagle Labs,
Unreasonable Impact and select
impact-led portfolios managed by
Barclays’ Principal Investments team.
How we performed
After removing duplicates to account
for repeat users, in 2025, through these
programmes, we supported a further
3,931 businesses, growing the total to
14,1786 since the beginning of 2023
and demonstrating Barclays’ continued
commitment to providing a connected
pathway of support for start-ups and
scale-ups at every stage of their growth
journey.

Progress of financed emissions

Cumulative performance vs baseline
Portfolio	Dec 2025
December 2020 baseline
Upstream Energy*	43.7MtCO2e	-41%
Power	204 kgCO2e/MWh	-35%
December 2021 baseline
Cement	0.551 tCO2e/t	-13%
Steel	1.352 tCO2e/t	-30%
December 2022 baseline
Automotive manufacturing	169.1 gCO2e/km	-3%
December 2023 baseline
UK Commercial Real Estate	24.7 kgCO2e/m2	-6%
UK Agriculture*	0.46 MtCO2e	-13%
Aviation	866 gCO2e/RTK	-2%
UK Housing	27.1 kgCO2e/m2	-3%
All portfolios show physical intensity
apart from: * absolute emissions.
About these KPIs and why we use
them
In pursuit of our strategy to reduce
our financed emissions, which are
those deriving from in-scope activities
of the clients that we finance, we have
set 2030 financed emissions reduction
targets which integrate 1.5oC aligned
scenarios for
eight high-emitting sectors. We also
have a convergence point for our UK
Housing portfolio.
How we performed
Our detailed analysis of our sectors
and performance is contained within
the Climate and Sustainability section
from page 48.

See the Barclays Sustainability Reporting Framework for details on our operational emissions accounting approach.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	30

Barclays' climate strategy: Clients, Capital and Innovation
A strategy for a better
financial future
In 2025 we published our Transition Update, reiterated our
ambition to be a net zero bank by 2050 and outlined how
we continue to deliver against our strategy.
In recognition of the realities of the transition and to balance our climate ambition, shareholder expectations and continue to deliver our strategy, we outlined in our Transition Update how we have evolved our approach to focus on working with clients on their transition, financing clients’ transition and scaling climate tech, while integrating nature and social considerations.

Barclays
Transition Update:
Clients, Capital
and Innovation

To read the Barclays Transition Update, visit home.barclays/our-sustainability-/ barclays-approach-to-the-transition/

Our Purpose Working together for a better financial future

Our ambition is to be a net zero bank by 2050

Working with clients on their transition	Financing clients’ transition	Scaling climate technology

Integrating nature and social considerations

Working with clients on their transition
Barclays serves a wide range of retail customers,
corporate and institutional clients worldwide.
Understanding our clients' priorities is central to
how Barclays supports the transition. Each client is
at a different point in the transition and there is no
single pathway that our clients may follow.
We listen to our clients and build a nuanced
understanding of the commercial realities shaping
their transition pathways. This is informed by
regular client dialogue led by our coverage teams

See page 36

See page 41

See page 46

and dedicated sustainable finance specialists,
supported by specialised analytical tools such as
our Client Transition Framework (CTF). This
enables more informed conversations with clients
about their transition strategies, challenges, and
progress.

Managing climate- related risks to our business and portfolios

Reducing our financed emissions

Achieving net zero operations
Our capabilities and tools strengthen our ability to
support client progress while helping us to
maintain accountability for our own financed

See page 33

See page 48

See page 58

emissions reduction targets.

Financing clients' transition
Across the bank we are helping to provide the
sustainable and transition finance needed to
support the transition to a low-carbon economy.
From homeowners to UK farmers through to
global multinationals, we are supporting all levels
of the economy to transition.
Since 2020, we have mobilised over $500bn of
sustainable and transition finance, ensuring
Barclays remains well positioned to support our
clients and capture the addressable market.
Reflecting our focus to mobilise capital for the
transition, we have a target to facilitate $1trn of
Sustainable and Transition Finance between 2023
and the end of 2030. In 2025, we facilitated
$98.5bn, and $260.7bn since 2023. As the role for
us to support our clients has  continued to expand,
in 2025, we generated just under £0.6bn of revenue
from sustainable and transition-related activity1.
The sustained volumes of and revenue from
sustainable and transition related activity
underscores our continued momentum. Even in a
more complex policy and market environment, we
view the transition as a commercial opportunity for
our clients, and in turn, Barclays.
Reflecting society’s need for available and
affordable energy, we also remain a significant
provider of capital to the conventional energy and
power sector. Financing for clients in this sector is
managed in line with Barclays’ risk appetite, with
decisions informed by transition progress,
commercial returns, client engagement and market
realities. The bank’s approach recognises that
energy security and transition progress must
advance in parallel and that continued investment
in both is critical to meeting evolving client needs
and supporting economic stability.
Note:
1For further detail on revenue definition see footnote 2 on
page 41.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	31

Barclays' climate strategy: Clients, Capital and Innovation (continued)

Scaling climate technology
Scaling climate tech is integral to accelerating the
transition, with the potential to create profitable
means of decarbonisation for many sectors of the
real economy.
We are playing a key role in scaling climate tech
companies from idea to IPO through the Barclays
Climate Tech Escalator. Companies are provided
tailored, dedicated support as they grow to help
them to harness the power of capital markets.
Barclays Climate Ventures, part of the Climate
Tech Escalator, has a mandate to invest up to
£500m of our own capital by the end of 2027.
Barclays Climate Ventures prioritise investments
into commercially scalable technologies that can
unlock the transition for the high-emitting sectors
in which we have meaningful client exposure, such
as energy and power, real estate, and food and
agriculture.
Since 2020, £274m has been invested in over 20
companies, and in 2025, £71m was deployed.

Integrating nature and social
considerations
Our climate strategy integrates nature and
social considerations, including our work on
human rights, recognising the need to address
these interconnected topics holistically.
In 2025, we extended nature-related
criteria within our CTF assessments to now
cover four sectors in total, building on a
successful pilot for the Power sector in 2024.
We also leveraged the findings from our
application of the Taskforce on Nature-related
Financial Disclosures (TNFD)
‘Locate Evaluate Assess  Prepare’ (LEAP)[1]
approach across a sample of clients in the
Barclays Mining and European Power
portfolios to engage with companies in both
sectors, and began extending this work to
assess our Automotive manufacturing
portfolio.

Achieving net zero operations
We are working towards achieving net zero
operations as part of our ambition to be a net zero
bank by 2050. This includes setting and meeting
various milestones and targets to reduce our
operational emissions, with significant progress
already made. We have achieved all our 2025 net
zero operations milestones and targets, including
continuing to source 100% renewable electricity
for our global real estate portfolio and reducing our
Scope 1 and 2 market-based emissions by 97%
against a 2018 baseline - exceeding our 90%
reduction target.
Building on this progress, we aim to continue
sourcing 100% renewable electricity through to
2030 and work towards our 2030 milestones,
inclusive of our Scope 1 and 2 location-based
emissions and supply chain emissions reduction
milestones.
Reducing our financed emissions
In pursuit of our strategy to reduce our financed
emissions, which are those deriving from in-scope
activities of the clients that we finance, we have set
2030 financed emissions reduction targets which
integrate 1.5oC aligned scenarios for eight high-
emitting sectors: Upstream Energy, Power,
Cement, Steel, Automotive manufacturing,
Aviation, UK Agriculture and UK Commercial
Real Estate. We also have 2025 targets for
Upstream Energy and Power and a convergence
point for our UK Housing portfolio.
We set out our progress against our financed
emissions reduction targets in this report. We have
continued to make progress towards these targets,
including exceeding our 2025 target in Upstream
Energy and Power.
Implementing our strategy against
a shifting landscape
The current pace and momentum of the transition is
uneven as governments pursue increasingly divergent
approaches, creating a complex and fragmented
policy environment.
Some regions and sectors are accelerating, while
others, are transitioning at a slower pace than
anticipated in 2020 when we announced our
ambition. Higher decarbonisation costs, a lack of
clear and consistent long-term demand and
persistent structural barriers often mean the
economics of transition are not yet sufficiently
compelling.  At the same time, understanding of
climate and nature-related risks, such as water
scarcity, is becoming clearer for us and our clients.
As a result, the window to limit global warming
to 1.5°C above pre-industrial levels is narrowing.
Decarbonisation is falling behind the pace required
and the likelihood of a prolonged overshoot above
1.5°C is increasing, potentially making it more
difficult to return to the
pathway that underpins current corporate
and financial planning.
These developments and in the absence of
consistent global policy signals and clearer long-
term frameworks, mean financial institutions may
need to choose between financing growth and
maintaining the pace of reducing financed
emissions.
We are actively monitoring the latest science and
economic modelling to assess how such risks could
affect our portfolios and targets and will continue
to maintain a disciplined, forward-looking
approach.
The transition, and therefore our future progress,
will be affected by the significant uncertainties,
will not be linear and constrained by the policy
environment and availability of technology.
Furthermore, these factors have scope to put our
clients, customers’, and our own, net zero
ambitions at risk.
We recognise we have an important role to play in
the transition, we cannot tackle this challenge on
our own and that our ability to implement our
climate strategy and deliver against our targets
depends heavily on our clients progress and a wide
range of external factors.  We will consider and
adapt our approach as needed to reflect the
evolving landscape.
We remain committed to supporting the transition
in a way that is inclusive, resilient,
and economically sound, guided by our net zero
ambition and our Purpose: working together
for a better financial future.
Notes:
1These LEAP assessments were undertaken in 2024.
‘European Power’ refers Barclays Bank Ireland plc’s
counterparties.  For both ‘Mining’ and ‘European
Power’, we only included counterparties that met selected
criteria, as set out in our 'Navigating Nature Risk-
Applying the TNFD's LEAP framework' paper.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	32

Barclays' climate strategy: Clients, Capital and Innovation (continued)
Our strategy, selected targets and progress
The table below sets out progress against our strategy and selected targets.

		Previously announced target or mandate	Progress
			2025 performance
Financing clients' transition	Sustainable financing	•Facilitate $1trn of Sustainable and Transition Financing between 2023 and the end of 2030[1]	•$98.5bn •(Life-to-date $260.7bn)
Scaling climate technology	Barclays Climate Ventures	•Increase mandate to invest up to £500m of Barclays' capital in climate tech start-ups by the end of 2027	•£71m (£274m invested by the end of 2025)
	By the end of 2025/2030		Cumulative change
Reducing our financed emissions portfolio reduction targets/ convergence point	Upstream Energy[3]	•By the end of 2025: 15% reduction in absolute CO2e emissions against a 2020 baseline of 74.1 MtCO2e (Scopes 1, 2 & 3)	-41%
		•By the end of 2030: 40% reduction in absolute CO2e emissions against a 2020 baseline of 74.1 MtCO2e (Scopes 1, 2 & 3)
	Power[4]	•By the end of 2025: 30% reduction in CO2e emissions intensity against a 2020 baseline of 316 kgCO2e/MWh (Scope 1)	-35%
		•By the end of 2030: 50-69% reduction in CO2e emissions intensity against a 2020 baseline of 316 kgCO2e/MWh (Scope 1)
	By the end of 2030
	Cement[3]	•20-26% reduction in CO2e emission intensity against a 2021 baseline of 0.631 tCO2e/t (Scopes 1 & 2)	-13%
	Steel[3]	•20-40% reduction in CO2e emissions intensity against a 2021 baseline of 1.945 tCO2e/t (Scopes 1 & 2)	-30%
	Automotive manufacturing[3]	•40-64 % reduction in CO2e emissions intensity against a 2022 baseline of 174.8 gCO2e/km (Scopes 1, 2 & 3)	-3%
	Aviation[3]	•11-16 % reduction in CO2e emissions intensity against a 2023 baseline of 882 gCO2e/RTK (Scopes 1 & 3)	-2%
	UK Commercial Real Estate[2]	•51% reduction in CO2e emissions intensity against a 2023 baseline of 26.3 kgCO2e/m2 (Scopes 1 & 2)	-6%
	UK Agriculture[3]	•21% reduction in absolute CO2e emissions against a 2023 baseline of 0.53 MtCO2e (Scopes 1, 2 & 3)	-13%
	UK Housing[2]	•Convergence point: 40% reduction in CO2e emissions intensity against a baseline of 27.9 kgCO2e/m2 (Scopes 1 & 2)	-3%
	By the end of 2025		2025 performance
Achieving net zero operations	Renewable electricity sourcing	•100% renewable electricity sourcing for our global real estate portfolio by the end of 2025	100% sourced
	Scope 1 and 2 emissions	•90% absolute reduction in our Scope 1 and 2 market-based GHG emissions against a 2018 baseline by the end of 2025	97% reduction
Notes:
1Our previously announced target to facilitate £150bn of social, environmental and sustainability-linked financing by 2025 was exceeded in 2021and £100bn of green financing by 2030 was exceeded in 2023. In the 2026 update to the Barclays
Sustainable Finance Framework, the reference to the target has been updated to reference $1 trillion Sustainable and
Transition Finance between 2023 and the end of 2030 (the "Target") and accordingly references to the Target in this
Annual Report have been reflected as such, other than in this chart.
2Previously reported baseline values have been re-baselined in the current year. For further details please see page 51.
3Baseline values have not changed in the current year
4The power sector has been re-baselined due to a data sourcing update. The impact of this change is not considered material.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	33

Risk and opportunities

TCFD Strategy Recommendation A

Climate-related risks identified over the short, medium and long term

Our climate strategy is underpinned by the
way we assess and manage our exposure
to climate-related risks. Climate Risk is a
Principal Risk within the Barclays Enterprise
Risk Management Framework (ERMF).

Barclays faces exposure to climate-related risks
either directly through its operations and
infrastructure or indirectly through its financing
and investment activities. The two main categories
of climate risk are physical risks and transition
risks.
•Physical risk is defined by Barclays as the risk
of financial losses related to physical impacts of
a changing climate. Physical risks can be event-
driven (acute risks), including increased
frequency and/or severity of extreme weather
events such as cyclones, hurricanes and floods.
Longer-term shifts in climate patterns (chronic
hazards) arise from sustained higher
temperatures that may cause rises in sea levels,
changing precipitation patterns or heat stress.
•Transition risk1 is defined by Barclays as the
risk of financial losses caused by the changes
driven by the economy shifting to a lower
carbon basis, including for example changes in
policy, technology and consumer and investor
sentiment.
Physical and transition risks can have varying
degrees of impact on Barclays and its clients,
influenced by geographic and jurisdictional factors,
including differing vulnerabilities to physical
hazards like flooding and hurricanes, as well as
diverse regulatory requirements that must be
adhered to for transitioning to a low-carbon
economy.
Time horizons
The impact of physical and transition risks can be
significant and widespread, affecting Barclays'
portfolio and financial performance over short-,
medium- and long-term horizons. Significant
uncertainty remains around the timing of major
climate-related impacts, although some effects
have already surfaced. So far, these impacts have
been largely contained within specific geographies
and sectors, but they carry the potential to escalate
and trigger broader impacts on financial systems.
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
Transition risks could  occur in all timeframes. Short
to medium-term developments may be largely
driven by new regulations and technological
breakthroughs aimed at replacing carbon-intensive
methods. There remains significant uncertainty
around the speed and scale of the transition. The cost
of transitioning to cleaner technologies and
sustainable business practices may strain the
financial resources of businesses, affecting their
profitability and long-term viability. There may be
challenges related to employment as businesses
transition away from carbon-intensive practices. This
in turn may impact the creditworthiness of Barclays'
clients and their ability to repay loans. Financial
institutions like Barclays could also face significant
increases in costs and resources allocated to adhere
to new policies, laws and regulations aimed at
transitioning to a low-carbon economy. This in turn
may lead to higher conduct and operational risks to
Barclays.
Transition risks arising from actions aimed at
mitigating climate change can shift market
sentiment, introduce price volatility and equity
shocks, leading to declines in the valuation of
financial instruments and potential trading losses in
Barclays' portfolios. Additionally, companies may
face reputational damage and legal actions,
including litigation, regulatory penalties, and
shareholder lawsuits in relation to climate risks.
These could lead to decreased customer trust or
investor support and heightened liability risks for
both the companies and their financial partners.
Barclays may also face adverse media, negative
investor sentiment  or climate-related litigation in
relation to its business activities. This in turn may
adversely impact customer demand for Barclays'
products, returns on business activities, and the
value of assets and trading positions, resulting in
higher impairment charges.
In the longer term, the cumulative effects of global
temperature rises are likely to become increasingly
pronounced – influencing ecosystems, sea levels
and societal structures. Climate change can also
trigger tipping points through feedback loops that
amplify its effects. Certain tipping points are already
underway, manifesting in observable changes across
the globe. Different tipping points, such as the
melting of ice sheets or changes in ocean
circulation, have varying time horizons. As the
climate science develops, it appears that some
tipping points may run on a shorter timeline than
initially expected. Accordingly, the uncertainty of
exact timeframes in which such tipping points could
materialise adds a layer of complexity – making it
challenging to precisely predict when impacts will
materialise.
When considering the timescales of climate-related
risks, Barclays has categorised short, medium and
long term as follows:
•Short term (S): 0-1 year
•Medium term (M): 1-5 years
•Long term (L):  > 5 years.
The short-term timescale coincides with the short-
term plan for annual budgets and granular financial
plans. The medium term coincides with the five-year
financial, capital and funding plans.
Climate change as a driver of risk
The feedback effects of climate risk drivers through
transmission channels are observed in Barclays'
portfolio through traditional risk categories such as
credit risk, market risk, operational risk and
reputational risk. Climate risk is designated as a
Principal Risk within Barclays’  ERMF, with the
purpose of capturing the impact of climate change
on the bank’s Financial and Operational risk
categories. Barclays has implemented a dedicated
risk management framework for climate risk. This
framework aims to guide effective management of
climate risk and support the delivery of  Barclays'
climate strategy. The Climate Risk Framework is
reinforced by policies and standards, which contain
control objectives and requirements that must be
adhered to by different teams across business lines
and risk management departments. Climate risk
may also drive non-financial risks such as
reputational risk, which continue to be managed
under their respective risk frameworks. Barclays'
approach and framework undergoes regular reviews
and updates – including changes to the risk
taxonomy, definitions and methodology – to align
with changing regulatory expectations and external
developments.
Note:
1The revised transition risk definition reflects further
refinement  of  the underlying drivers and transmission
channels as illustrated on the next page.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	34

Barclays' climate strategy: Clients, Capital and Innovation (continued)
The potential impacts of physical and transition risk drivers will vary across Barclays' portfolios depending on composition, industry, geographic location, business operations and other contextual factors.
The tables below set out  example drivers and transmission channels, and the expected time horizons of physical and transition risks.

Further details on how Barclays manages climate risk can be found on pages 202 to 204.

Transition risks	Policy	Consumer/Investor Sentiment	Technology	Litigation and Enforcement
Definition	•Risks arising due to evolving climate and /or environmental legislation and policy, regulatory changes / penalties, disclosure mandates as the economy transitions.	•Risks arising from stakeholders’ changing perceptions of businesses and industries, or individual preferences under a transitioning economy, impacting supply, demand and price dynamics.	•Risks arising from rapid innovation or obsolescence and the cost of adopting new, cleaner technologies.	•Risk of being the subject of a legal claim or regulatory investigation on the basis of perceived action or inaction relating to climate or environmental matters.
Example transmission channels	•Increased costs and higher capital expenditure to meet regulatory compliance. •Asset stranding as a result of inability to operate under evolving regulatory or policy landscape.	•Asset devaluation as preferences shift away from certain goods and services. •Lowered revenue as demand falls in certain sectors and prices in turn drop.	•Higher capital expenditure costs as new technologies require increased investments. •Costs increasing as a result of changing prices of raw materials or supply chains altering.	•Increased costs via responding to claim or investigation, or potential liability for fine or damages. •Lowered revenue as demand falls due to reputational impacts.
Expected time horizons	•S, M, L

Physical risks	Acute	Chronic
Definition	•Risks arising due to event-driven hazards, including increasing frequency and/or intensity of extreme weather events, such as storms, heatwaves, wildfires, floods, etc.
•Risks arising due to longer-term changes in weather patterns, including increased mean temperatures, including sea-level rise, changing precipitation patterns, water stress/ scarcity, drought conditions, etc.

Example transmission channels
•Business interruption causes lower revenues as physical hazards create production challenges from damaged building and operating sites.
•Lower revenue or higher operating costs, driven by supply chain squeezes making raw materials more challenging to obtain.
•Devaluation of assets as damages and risks to property from natural hazards are priced into the valuation.

•Higher capital expenditure costs to invest in adaptation measures to prevent future damages as climate causes increased frequency/severity of weather events.
•Costs increase as a result of rising insurance costs and premiums.

Expected time horizons	•S, M, L	•M, L

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	35

Barclays' climate strategy: Clients, Capital and Innovation (continued)
Building our understanding of nature-related risk
Barclays' understanding of nature impacts and
dependencies and how they translate into physical,
transition, and financial risks is evolving. We
recognise the importance of supporting our clients
in navigating the transition to nature-positive and
net zero. We have continued to advance our work
on nature, integrating it into our efforts to mitigate
and adapt to climate change.
In 2025, we published ‘Navigating Nature Risk –
Applying the TNFD’s LEAP framework’, which
sets out the findings from our initial application of
the Taskforce on Nature-related Financial
Disclosures’ (TNFD) Locate Evaluate Assess
Prepare (LEAP) approach across a sample of
clients in the Barclays Mining and European Power
portfolios1, We carried out this work to better
understand the nature-related impacts,
dependencies and financial risks associated with
these companies. While there were limitations in
our approach (including in both the data and
methodological approaches used), we were able to
use the output to assess various outcomes. In
particular, the results indicated potential adverse
cumulative earnings impact over five years for
both sectors, across their modelled scenarios.
However, while these earnings impacts varied
between these portfolios, the analysis indicated that
- despite scenario‑driven losses – the impacts on
each portfolio remained manageable and did not
amount to a material change in overall portfolio
credit quality. We leveraged these insights to
engage with companies in both sectors in 2025,
testing our approach, learning how they measure
and manage nature-related impacts and risks and
identifying potential collaboration opportunities.
We are now carrying out an additional sectoral
TNFD LEAP assessment of our Automotive
manufacturing portfolio, measuring selected
material impacts for this sector such as water use,
water pollution, and air pollution across the value
chain. This will be followed by client engagement
to discuss our approach and results.

For more information on our ‘Navigating Nature Risk – Applying the TNFD’s LEAP framework’ paper, see our website: home.barclays/our-sustainability-/ barclays-approach-to-the-transition/nature/

Sustainability and climate-related opportunities identified over the short, medium and long term

We recognise that the  global transition
to a low-carbon economy presents an
opportunity for Barclays to work with
our clients,  scaling up zero or near-zero-
emitting technologies and businesses, and
supporting emissions reductions in
high-emitting and hard-to-abate sectors.
We have a target a facilitate $1 trillion of
Sustainable and Transition Finance between
2023 and the end of 2030.

The market opportunity
Through 2025, the global landscape has  continued
to evolve. Investment in the energy transition has
accelerated, climate technologies have matured
further, and both energy demand and the focus on
energy security have intensified. The physical
impacts of climate change are becoming more
apparent too.
Global investment flows reached $2.3trn  in 2025,
concentrated in mature segments such as renewable
power, grid infrastructure, energy storage, energy
efficiency solutions and low emission fuels2, 3. The
green economy is now valued at $8 trillion4.
Against this backdrop, our sustainable finance
strategy is aimed to support clients in the transition
while enabling Barclays to capture this associated
growth opportunity.
The UK's residential sector is increasingly seeking
to improve housing energy efficiency. Barclays is
capturing this demand trend through its Green
Home Mortgage performance, which performed
strongly in 2025 with £2.4bn lent, and Greener
Home Reward payments totalling £3m since
launch supporting eligible retail mortgage
customers in retrofitting their properties and
helping reduce their energy consumption.
Since 2020, we have mobilised over $500 billion
of sustainable and transition finance, showcasing
Barclays' ability to support clients and capture this
market5. We expect our progress towards
achieving our target of facilitating $1trn of
Sustainable and Transition Finance will be non-
linear and will be shaped by market demand,
evolving policy and regulatory developments;
however so far capital flows into the transition
have remained resilient.
The Barclays Transition Update provides further
insights into how Barclays is supporting clients
with transition opportunities, with sector-specific
analysis on how we are working with clients across
the Energy and Power, Food and Agriculture, Real
Estate, and Industrials6, sectors.

For further details please see the Barclays Transition Update

Identifying nature-related opportunities
Nature-related financing represents a growth
opportunity for the financial services sector,
reflecting the scale of capital required to halt and
reverse nature loss by 2030 as outlined in the
Global Biodiversity Framework (GBF). Private
finance for nature has accelerated rapidly – rising
from just $9.4 billion to more than $102 billion
over four years – yet remains far short of what is
needed to close the global nature financing gap7.
In 2025, we incorporated nature-related eligibility
criteria in the Transition Finance Framework (TFF)
for the first time and expanded nature-related
eligibility criteria in the Sustainable Finance
Framework (SFF). These enhancements develop
our ability to identify opportunities aligned with
the SFF and TFF, scale finance that supports
nature, and contribute to achieving our $1trn
Sustainable and Transition Finance target.
During 2025, we also assessed potential nature-
related opportunities and products that Barclays
could advance. Following our Barclays Mining and
European Power LEAP assessments, we engaged
with clients in these sectors, exploring potential
opportunities to support their nature-positive
transition across value chains. We have noted that
interventions that help clients avoid and minimise
negative impacts on nature could have clear
potential, supporting them in the transition to net
zero and nature-positive activities.
Notes:
1These LEAP assessments were undertaken in 2024.
‘European Power’ refers Barclays Bank Ireland plc’s
counterparties.  For both ‘Mining’ and ‘European
Power’, we only included counterparties that met selected
criteria, as set out in our 'Navigating Nature Risk-
Applying the TNFD's LEAP framework' paper
2about.bnef.com/insights/clean-energy/bloombergnef-
finds-global-energy-transition-investment-reached-
record-2-3-trillion-in-2025-up-8-from-2024/
3www.iea.org/reports/world-energy-investment-2025/
executive-summary
4about.bnef.com/insights/clean-energy/bloombergnef-
finds-global-energy-transition-investment-reached-
record-2-3-trillion-in-2025-up-8-from-2024/
5This $500bn figure refers to the sustainable and transition finance mobilised from 2020, of which approximately
$260bn contributes towards the $1trn Sustainable and
Transition Finance Target (2023 - 2030).
6Industrials includes automotive manufacturing, aviation,
cement, mining and steel. For further details please see
the Barclays Transition Update.
7UNEP FI: unepfi.org/wordpress/wp-content/
uploads/2024/06/Press-release-New-Green-Shoots-
research-Clean-10062024-updated-2.pdf

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	36

Implementing our climate strategy

TCFD Strategy Recommendation B

Working with clients on their transition

Barclays serves a wide range of retail
customers, corporate and institutional clients
worldwide. Understanding our clients'
priorities is central to how Barclays supports
the transition. Each client is at a different
point in the transition and there is no single
pathway that our clients may follow.
We listen to our clients and build a nuanced
understanding of the commercial realities
shaping their transition pathways. This is
informed by regular client dialogue led by our
coverage teams and dedicated sustainable
finance specialists, supported by specialised
analytical tools such as our Client Transition
Framework (CTF), see page 39. This enables
more informed conversations with clients
about their transition strategies, challenges,
and progress.

Key:	Programmes	Business units

Barclays UK and UK Corporate Bank
In 2025, we continued to support the transition in
our home market by helping households,
businesses and corporate clients make more
sustainable choices. Working across our UK
focused businesses, we worked to address common
barriers, facilitated access to practical industry
insight and peer-to-peer learning opportunities. We
have evolved our products and propositions that
contribute to our progress towards our $1 trillion
Sustainable and Transition Finance target.

For further details please see the Barclays Transition Update

How we operate across our client base

Consumer	Small and growth stage	Mid-size corporates	Large corporates and governments	Investors

Barclays Partnerships

UK Corporate Bank

Barclays UK Retail and Business Banking

Private Bank and Wealth Management

Barclays Climate Ventures
Retail Bank
Sustainability Hub
In 2025, we launched our in-app Sustainability
Hub for current account customers providing
information on our financial products, services,
informative content and partner offers that may
support them in making more sustainable choices.
Greener Home Reward
A key factor in decarbonising the UK Housing
sector is improving the energy efficiency of the
housing stock. Through our financial products and
partner offers, we support our retail mortgage
customers in retrofitting their properties and
helping reduce their energy consumption.

Investment Bank

Green Bond Investment portfolio
In 2025, we continued to support existing eligible
residential mortgage customers in installing
eligible energy-efficiency-related measures in their
homes through our Greener Home Reward offer,
providing a cash reward of up to £2,000. We
supported more than twice as many customers as in
any previous year, bringing the total reward

A	B	C	D
payments since launch to £3 million. From January
2025, we expanded the offer to include
Microgeneration Certification Scheme (MCS)
accredited installers focussed on small scale
renewable energy technologies. Since the launch of
the Greener Home Reward, more than 90% of
customers installed renewable energy technologies,
with 60% of reward payments attributed to
installations of solar panels and solar battery
storage, followed by 31% for low-carbon heating.
All of our sustainable products and offers remain
under review as we consider how we best support
our customers and clients in making more
sustainable choices.

Reward payments by retrofit type [1,2]

A	Solar energy	60%
B	Low-carbon heating	31%
C	Doors and windows	5%
D	Insulation	4%
E	Solid wall insulation	0%
Notes:
1Data based on retrofit type for rewards paid since launch.
2Previously titled 'Retrofit type at claim'.

Further details on Barclays Greener Home Reward can be found at: barclays.co.uk/mortgages/greener- home-reward/

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	37

Implementing our climate strategy (continued)

TCFD Strategy Recommendation B

Working with clients on their transition (continued)
Business Bank
We recognise the importance and opportunities as
businesses transition to a low-carbon economy.
Within Business Banking we continue to actively
engage and support our Small and Medium Sized
Enterprises (SME) clients, including Agriculture
and Real Estate.
Barclays co-chaired the independent, government-
backed Willow Review, which explored how UK
SMEs can benefit financially from sustainability.
The Willow Review was launched in 2025, and the
UK Government formally responded to its
recommendations in December. In line with the
Review's recommendations for financial services,
we have introduced a range of initiatives for our
Business Banking clients, including SME
Workshops, dedicated mentors and Eagle Labs
modules focused on the business case for
sustainability. The review also highlighted an
important insight: access to finance was a key
obstacle preventing SMEs from investing in
sustainable practices.  Building on the findings of
the Willow Review, we published a policy
snapshot1 on access to sustainability grants.
We recognise that a successful transition relies on
businesses remaining profitable, resilient and
innovative. Within our Innovation Banking
community, we are exploring how Climate Tech
solutions can solve for real-world challenges that
SMEs experience. We recognise that some clients
like to learn from each other - to encourage peer-
to-peer learning, we have launched monthly
Sustainability Breakfasts at Barclays Innovation
Hub to convene businesses and industry experts on
topics such as supply chains and the business case
for sustainability.
Our customer research and industry events help us
develop policy positions and thought leadership,
such as our 'Agritech: supporting the future of
farming' report.
For our Agriculture clients, Barclays research
showed that >70% of our UK farming customers
had witnessed the effect of climate change on their
farms. It highlighted the importance of developing
practical steps to help farms adopt innovative and
more sustainable farming practices. In response,
we worked with farmers, multinationals and other
stakeholders to pilot a new model for supporting
farmers to adopt regenerative practices through the
Sustainable Markets Initiative's 'Routes to Regen'
project. The pilot offered simplified support
through a menu of options, on-farm guidance,
technical assistance, peer-to-peer learning and
financial support. The results of the pilot showed
that 57% of participants reported that they were
more likely to farm more regeneratively as a result,
and 82% rated the multi-company collaboration as
important in their decision to take part.
Our Farm2Farm network was established in 2023
to enable farmers to learn from one another and
share practical insights. We continue to facilitate
gatherings that support peer-to-peer learning, assist
with farmers' daily banking needs, and facilitate
climate and sustainability discussions to help them
navigate their transition to more sustainable
farming practices.
In 2025, we built on this and launched a
collaboration with Dyson Farming to bring
technology and engineering into farming.  Through
this, we connect farmers and Agritech founders to
explore new technologies and learn about
innovation trials and research that could be
considered for implementation on their farms.
UK Corporate Bank
Working with clients to support their sustainability
and transition ambitions remains a key factor in our
focus of deepening client relationships and grow
lending and products. There is demand from clients
across the value chain for support and to inform
them on products, services and relevant industry
and regulatory themes as they transition to a low-
carbon economy and are required to comply with
evolving sustainability standards.  We continue to
work closely with clients to help them adapt
through various collaborations including using our
insights on best practice gleaned through industry
working groups.
Throughout 2025, UK Corporate Bank (UKCB)
delivered specialised client support by assessing
our clients' sustainability position and tailoring
engagement to meet their objectives. We also
developed a proactive strategy for select sectors to
prioritise outreach, integrate innovative financing
solutions, and deliver meaningful client impact.
We regularly convened clients across a range of
sectors and technology showcases to promote
learning, peer-to-peer feedback, and direct
engagement. Clients benefited from hearing about
the latest relevant technologies, directly accessing
Barclays Climate Tech ecosystem, discussing
broader industry thematics and these sessions
provided actionable insight on how Barclays can
practically assist clients in their transition.
Utilising some of this broader client feedback, we
expanded our sustainable capabilities to help us
support clients with innovative, practical solutions.
These included preparing to launch a tool for
Commercial Real Estate clients, undertaking a
consulting and market landscape project to develop
a carbon tracking tool for our Barclaycard
Commercial Issuing clients, and launching a
sustainable deposit solution in July 2025, enabling
clients to align liquidity with their sustainability
priorities.
Amplifying client perspectives in key sustainability
forums helps to ensure our clients' voices inform
policy and helps position and develop UKCB's
leadership role in aiming to drive systematic
change through our thought leadership. In UKCB,
we extended our external leadership, joining the
Future Homes Hub and partnering with the
Partnership for Carbon Accounting Financials
(PCAF) and a range of global financial institutions
to align industry thinking on accounting for
embodied carbon.
Broader engagement across Business Bank and
UK Corporate Bank
Across both the Business Bank and UK Corporate
Bank, we recognise from industry reports and
Barclays' own research that barriers to action for
clients and customers include a lack of awareness
of trusted information sources, understanding what
actions to take, as well as access to finance.
Note:
1    Policy Snapshot: home.barclays/insights/2025/10/
making-sustainability-grants-work-for-SMEs/

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	38

Implementing our climate strategy (continued)

TCFD Strategy Recommendation B

Working with clients on their transition (continued)
Noting these challenges, in UKCB we have
continued our collaboration with
SaveMoneyCutCarbon (SMCC) and have
expanded the collaboration to our Business Bank,
allowing a broader set of clients and customers the
opportunity to complete carbon mentor calls. These
calls assist clients in identifying practical steps to
reduce energy consumption and operating costs,
supporting measurable progress towards their
sustainability goals.
Nature markets, such as the Biodiversity Net Gain
(BNG) scheme in England, are opening potential
new revenue streams and the opportunity to better
utilise areas of unproductive land for landowners
and help property developers comply with
legislation. We continue to provide support for our
property developer and landowner clients through
our collaboration with Environment Bank.
To help clients across Business Banking and
UKCB access information and share insights we
have co-hosted regional roundtables with the
British Chamber of Commerce focusing on topics
such as supporting SMEs in the supply chain and
decarbonisation in the built environment. We
participated in various industry forums including
Icebreaker One's Perseus, UK Business Climate
Hub and the Net Zero Council and produced a
series of Thought Leadership reports for clients
and wider industry stakeholders, highlighting
potential barriers and opportunities in our
customers' and clients' transition journeys.
Investment Bank
Embedding sustainability in our business
We have embedded sustainability expertise directly
within our Investment Bank so that climate and
transition considerations are integrated into day to
day client coverage, financing and strategic
advisory activities. By placing sustainability
specialists alongside bankers in sector, product and
markets teams, we can identify transition‑driven
risks and opportunities earlier, develop tailored
financing and advisory solutions, and help clients
navigate rapidly evolving policy and technology
landscapes.
Leveraging our teams' expertise to work with
our clients
Across sectors, especially Energy, Power,
Industrials and Climate Technology, we
increasingly supported firms responding to the
major transition themes shaping 2025. These
included investment in grid modernisation,
growing renewable capacity, helping Industrial
clients decarbonise, and the rapid expansion of
battery storage and distributed energy solutions
needed to stabilise the system. Much of our work
focused on helping these businesses secure
financing and navigate the scale up challenges that
come with deploying new technologies at pace.
Our Sustainable and Transition Finance Advisory
team supported clients ahead of IPOs, M&A and
capital raises, helping them articulate their
transition strategy and address key investor
concerns such as policy exposure, technology
choices and capital expenditure plans.
Our Sustainable Investing Research team provided
data‑driven insights on the sectors undergoing the
most significant transition shifts, helping both
issuers and investors navigate emerging risks and
opportunities. Throughout the year, the team has
met with clients around the world to discuss key
sustainability themes  and how to invest in them,
and hosted a number of flagship events. Our work
was recognised through industry rankings,
including #1 in FICC sustainable investing
research and ESG insight and UK's Best Bank for
ESG1.

For further details on how we work with clients across specific sectors please see the Barclays Transition Update

Building relationships through engagement
with stakeholders
In 2025, Barclays strengthened client engagement
in sustainable finance by leveraging major industry
platforms, convening over 1,000 CEOs, investors,
corporates and policymakers across our flagship
Sustainable Finance Conferences, Climate Weeks
in London and New York, and COP30. These
forums focused on energy security, nature and
landscape restoration, carbon management, grid
optimisation and the commercial opportunities
within the transition.
Working with partners including the Sustainable
Markets Initiative, C2ES, Johnson Controls and
Fauna & Flora, we delivered practical sessions that
deepened client relationships, supported
knowledge-sharing and equipped clients with
actionable pathways for decarbonisation and
resilience.
Note:
1    In 2025 Barclays was ranked #1 by Extel for FICC
sustainable investing research and was also awarded
IFR’s Best Bank for ESG Insights and Euromoney's
award for the UK’s Best Bank for ESG  for the third
consecutive year.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	39

Implementing our climate strategy (continued)

TCFD Strategy Recommendation B

Working with clients on their transition (continued)
Client Transition Framework (CTF)
In 2025, we extended the CTF Methodology to
increase the scope of clients covered by our
assessments. For the first time, we have now
evaluated our in-scope publicly listed corporate clients
in all sectors across our Investment Bank and UK
Corporate Bank,  as well as in-scope clients within our
UK Commercial Real Estate portfolio. This is in
addition to continuing our annual CTF assessments
for in-scope clients in the previously assessed sectors
(Upstream Energy, Power, Steel, Cement,
Automotive Manufacturing, & Aviation). The
continued use of AI for data collection of clients
public disclosures has enabled this expanded scope
and has approximately quintupled the total limits
covered by our assessments  versus 2024. The
aggregate 2025 CTF results reflects the impacts of our
expanded scope, methodology updates, and lending
activity.
The CTF evaluates our in-scope clients’ progress
towards business models aligned to a low-carbon
economy, primarily focused on clients' public
disclosures. It provides a detailed understanding of
clients’ current and future transition activities.
Clients who are assessed receive a CTF score of T1
(most developed) to T5.
The CTF helps us monitor and measure the
decarbonisation progress of our in-scope clients,
which in turn informs our engagement efforts.
Engaging with our clients to assist with understanding
their businesses, the challenges
they face and the risks and opportunities they are
seeking to address is critical to our ability to
support them as they navigate the transition to
a low-carbon economy.
In the sectors where we have set financed emissions
reduction targets, these scores inform our engagement,
origination decisions, and portfolio management, and
help ensure that our approach is both commercially
disciplined and forward-looking, enabling us to
support clients credibly whilst managing transition-
related exposures across the bank. We intend to
implement this approach for UK Commercial Real
Estate during 2026. For sectors where we have not set
financed emissions reduction targets, we will continue
to consider how we embed the outputs from these
CTF assessments during 2026. In all cases, financing
decisions continue to remain transaction-specific and
subject to standard committee reviews including for
credit risk, reputational risk, and
capital impact.
Since the CTF relies on clients' public transition
plans and other related disclosures, changes in the
breadth, depth, or frequency of these, often
voluntary, disclosures could materially impact
assessment results.The scores should be considered
against the backdrop of evolving market dynamics
and developments in the
policy landscape.

2025	2024

For further details please see the Barclays Transition Update

Incorporating nature into the CTF
In 2025, we extended nature-related criteria within our
CTF assessments to cover four sectors in total: Power,
Mining, Automotive Manufacturing and Food,
building on the pilot conducted for the Power sector
last year. The evaluation focuses on governance,
strategy, risk management and metrics and targets,
providing a structured view of how clients are
integrating nature considerations into their business
models. Initial findings show around one in five link
executive remuneration to nature and around two
thirds have an executive accountable for nature, across
the four sectors. These insights will help to inform
client engagement activity for next year.

Aggregate CTF results[1,2] (% by lending limits)

T1

T2

T3

T4

T5

T1

T2

T3

T4

T5

T1 (most developed)

T5 (least developed)
c.5 x increase of
in scope limits
Notes:
1 Clients may have scores in multiple sectors but are
included only once to avoid double-counting.
2 Given the expanded scope in total limits covered in 2025,
aggregate CTF results are not directly comparable with 2024
Private Bank and Wealth Management
Responsible investing and stewardship
Private Bank and Barclays Investment Solutions
Limited (BISL)1,2
Private Bank and BISL provide clients with access
to sustainable investing solutions across asset
classes and investment approaches, within
discretionary portfolio management (DPM) and
managed funds. These are available alongside
traditional investment products and allow clients to
align investments with their financial objectives and
where relevant, sustainability preferences.
We support clients in meeting financial and, where
applicable non-financial objectives. This includes
clients who consider transition-related risks and
opportunities to be financially material to long-term
portfolio performance, as well as those seeking
exposure to areas such as clean energy, resource
efficiency, and low-carbon technologies, while
managing downside risks in sectors exposed to
regulatory change, evolving market expectations, or
physical climate impacts.
Where relevant to the investment strategy and asset
class, as part of the investment process, we assess,
among other things, an issuer’s/company’s
management of environmental, social and governance
related risks and opportunities, helping to identify
risks and opportunities that are financially material
and may affect long term returns.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	40

Implementing our climate strategy (continued)

TCFD Strategy Recommendation B

Working with clients on their transition (continued)
Private Bank and BISL are signatories to the
Principles for Responsible Investment (PRI). BISL
became a UK Stewardship Code signatory in 2023
and continues to meet the Code’s requirements
through periodic reassessment. Since our initial PRI
reporting, we have continued to enhance our ESG
integration3 approach, supporting meaningful client
engagement as well as through engagement and
voting as core components of responsible
investing4,5.

For Private Bank clients please find further details on
the Private Bank's approach to responsible investing
and stewardship activities at:
privatebank.barclays.com/what-we-offer/
investments/responsible-investing-engagement-
and-voting-activities
For Wealth Management clients please find further
details on BISL's approach to responsible investing
and stewardship activities at: barclays.co.uk/wealth-
management/important-information/responsible-
investing-statement

We undertake this activity in partnership with our
stewardship provider, EOS at Federated Hermes
Limited (EOS), which engages with companies on
our behalf where they identify controversies and
selected material ESG issues or opportunities to
strengthen risk management practices3,5. We
provide transparent reporting to our clients and
publicly on engagement and voting activity, giving
visibility on how these matters are escalated and
considered over time.
During 2025, we delivered targeted client
engagement events to help clients understand how
climate-related developments and the energy
transition may influence financial markets, asset
classes and investment decision making. Sessions
covered key sustainability concepts and emerging
technologies (including hydrogen, carbon capture,
utilisation and storage and energy storage) and how
these themes may translate into investment risks,
opportunities, and portfolio construction
considerations.
Notes:
1Private Bank and Wealth Management (PBWM) is one of
Barclays’ five operating divisions (created during the
2024 Group restructuring). It brings together the Private
Bank and the Wealth Management businesses under a
single division. The Private Bank is a client-facing
business line within PBWM, providing investment
offerings. BISL is a wholly owned UK investment firm,
operating within PBWM which serves as the investment
manager responsible for delivering DPM and
fund‑of‑fund solutions used across PBWM investment
offerings.
2Private Bank operates across multiple jurisdictions,
including Ireland, the UK, the Channel Islands,
Switzerland, India, South Africa, Dubai International
Financial Centre, Monaco and Singapore. BISL manages
investments for Barclays Asset Management Limited
(BAML is an Authorised Fund Manager) for its UK
domiciled funds and is delegated investment manager for
external management companies for selected
Luxembourg and Irish domiciled funds. BISL is
responsible for making all day-to-day investment
decisions on behalf of each fund range wherever it is
domiciled.
3Please refer to the respective Private Bank
privatebank.barclays.com/what-we offer/investments/
responsible-investing-engagement-and voting-activities
and BISL Responsible Investing (barclays.co.uk/wealth-
management/important information/responsible-
investing-statement) websites for more details.
4Applies to Private Bank DPM and BISL DPM and BISL
funds. Responsible Investing activities are not undertaken
in India; where strategies are developed for the local
market.
5Please note our stewardship approach (guided by our
stewardship provider EOS) may differ across different
regions. Any voting is undertaken in line with applicable
laws and rules, including on antitrust, conflicts of interest and acting in concert.
Treasury green programmes
Green bond investment portfolio
Barclays Treasury invests in green bonds as part of
the liquidity pool. As an investor we undertake
work to ascertain the sustainability credentials of
proposed investments. We engage with green,
social and sustainability bond issuers to understand
how their frameworks and goals align with our
investment approach. The proceeds of our green
bond investments fund projects in areas such as
renewable energy and clean transport. We continue
to consider new investments in supranational
organisations and government-issued green bonds
as they become available, with the aim to invest
£4bn over time.

Green bond investment portfolio size by year (£bn)

2025
2024
2023
2022

Green bond investment portfolio impact by sector (%)
We've

A	Transport
B	Renewable Energy and Energy Efficiency
C	Agriculture, Land Use
D	Water and Waste
E	Other

Green bond investment portfolio impact by region (%)

A	Europe
B	Asia
C	South America
D	Africa
E	North America

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	41

Implementing our climate strategy (continued)

TCFD Strategy Recommendation B

Financing clients’ transition

Barclays is helping to provide the
sustainable and transition finance needed to
support the transition to a low-carbon
economy and has set a target to facilitate
$1trn of Sustainable and Transition Finance
between 2023 and the end of 2030[1]. Our
ability to meet the target and annual
progress towards it, is subject to external
factors such as policy, laws and geopolitics.
For 2025, we generated just under £0.6bn of
revenues from sustainable and transition-
related activity[2].

Progress against our $1trn target
Our target to facilitate $1trn of Sustainable and
Transition Finance between 2023 and the end of
2030 encompasses the green, social, transition and
broader sustainability-linked finance requirements
of clients including corporates, governments and
the public sector, financial institutions and
consumers.
Progress towards delivering our target will be non-
linear and will be shaped by market demand,
evolving policy and regulatory developments;
however so far capital flows into the transition
have remained resilient. We will continue to
review and adapt our approach to Sustainable and
Transition Finance in response to the evolving
market environment.
During 2025, we facilitated $98.5bn of Sustainable
and Transition Financing3, comprising $94.0bn in
sustainable financing, (2024: $88.7bn) and $4.5bn
in transition financing, (2024 : $5.7bn). Bond
issuance4 remained the largest product category,
representing 72% of total Sustainable and
Transition Financing. Loans and equity accounted
for 24% and 1% respectively. This mix represents
growth in bond activity and a shift away from
loans and equity, compared with 2024, when the
composition was 69% bond issuance, 22% loans,
and 5% equity. As at the end of 2025 we had
facilitated a cumulative $260.7bn of Sustainable
and Transition Financing.
Sustainable finance
Sustainable finance, aligned to our Sustainable
Finance Framework (SFF), consists of dedicated
use of proceeds financing for clients with an
eligible business mix in relevant green and/or
social categories, and sustainability-linked
financing.
In 2025 our sustainable financing activities
continued to support progress towards the UN
Sustainable Development Goals (SDGs). Through
the categories defined in our Sustainable Finance
Framework (SFF), we assess how eligible social
and environmental finance contributes to SDG
aligned outcomes, including affordable and clean
energy, climate action, sustainable cities and
communities, good health and wellbeing,
affordable housing and basic infrastructure. As our
understanding evolves, we continue to refine our
approach to tracking and reporting SDG
contributions, which are disclosed in our
Sustainability Resource Hub5.
Social finance
Raising finance for clients including supranational,
national and regional development institutions was
a key driver of the $40.2bn of social financing
facilitated in 2025 (2024: $46.2bn). In 2025, we
continued to see issuers aligning their finance
commitments to social use of proceeds bonds
which allocate funds to categories such as access to
healthcare, affordable housing and essential
services.
Environmental finance
In 2025, we facilitated $42.1bn of green or
environmental financing (2024: $30.6bn). This
performance reflected continued demand from our
clients and our strategy to support them in the
transition to a low-carbon economy.
Sustainability-linked finance
Instruments such as sustainability-linked bonds
(SLBs) and sustainability-linked loans (SLLs) are
forward-looking, performance-based debt
instruments issued with specific sustainability
performance targets. Our sustainability-linked
financing totalled $11.7bn in 2025 (2024:
$12.0bn). We expect product innovation in the
sustainability-linked market given its importance to
both investors and issuers alike.
Transition finance
We published version 2.0 of our Transition Finance
Framework (TFF) in February 2026, which
introduced changes to product scope, eligibility
and screening. See page 42 for further detail.
Over 2025, we generated $4.5bn of transition
financing compared to $5.7bn in 2024.
Notes:
1    This Target was previously known as the $1trn
Sustainable and Transition Financing Target
2    Activity refers to transactions, products and
counterparties. Sustainable revenues as at 31 December
2025 is defined more broadly than finance covered by the
Sustainable Finance Framework and the Transition
Finance Framework and covers the net revenue on the
following:
        a) Revenues generated from providing financing and
lending activities and products qualified as per the SFF
and TFF;
        b) Revenues from providing a broader range of products
and services to counterparties assessed as 'pure play' as
defined in the SFF and TFF. This includes all applicable
qualifying revenues from M&A advisory, risk
management solutions including derivatives, and liability
products associated with the counterparty (as referenced
in table on page 42);
        c) Revenues from qualifying products and services
outside of the SFF and TFF, from Markets and Private
Bank and Wealth Management offerings (as referenced in
table on page 42);
        d) Revenues from investments in Barclays Climate
Ventures (BCV).
3    In the 2026 update to the Barclays Sustainable Finance
Framework the reference to the target has been updated
to reference the facilitation of $1 trillion Sustainable and
Transition Finance between 2023 and the end of 2030
(the "Target") and accordingly references to the Target in
this Annual Report have been reflected as such other than
in this reference.
4    Bond issuance includes Bonds (DCM), CMBS,
Securitisation, Munis and PCM Debt.
5    Barclays Sustainability Resource Hub: home.barclays/
our-sustainability-/sustainability-resource-hub/reporting-
and-disclosures/

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	42

Implementing our climate strategy (continued)

TCFD Strategy Recommendation B

Financing clients’ transition (continued)

Sustainable finance dashboard

Sustainable and Transition Financing facilitated (2023 - the end of 2030) $1trn target	Achieved to date $260.7bn	For 2025, we generated just under £0.6bn of revenues from sustainable and transition-related activity[1]

Annual breakdown by category ($bn)

A	B	C	D

2025

2024

A	B	C	D

		2025	2024
A	Environmental	42.1	30.6
B	Social	40.2	46.2
C	Sustainability-linked	11.7	12.0
D	Transition	4.5	5.7

Annual breakdown by region ($bn)

2025

2024

A	B	C

2025

2024

A	B	C

		2025	2024
A	Americas	37.2	37.1
B	UK/Europe	53.8	51.3
C	Asia and Rest of World	7.5	6.0

Annual breakdown by product ($bn)

A	B	C	E

A	B	C	E

		2025	2024
A	Bonds	71.0	65.5
B	Equity	1.3	5.0
C	Loans	23.5	21.2
D	Investments	0.0	0.0
E	Other (Contingent)	2.7	2.7
Note:
1    For further detail on revenue definition see footnote 2 on page 41.
Barclays' Sustainable and Transition
Finance Frameworks
Sustainable Finance Framework
We seek to be transparent about our approach to
reporting against our sustainable finance targets.
Our sustainable finance is tracked using the
methodology set out in the Barclays Sustainable
Finance Framework (SFF). This framework defines
the criteria we use for green, social, sustainable and
sustainability-linked finance.
The legal and regulatory landscape relating to
sustainable finance – including the naming and
categorisation of products as ‘green’, ‘social’,
‘sustainability-linked’ and otherwise – is rapidly
evolving with differing regulations across
jurisdictions. We may wish to revisit our approach
in that context in the future.
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
Transition Finance Framework
Our transition finance is tracked using the
methodology set out in the Barclays Transition
Finance Framework (TFF). The TFF sits alongside
Barclays' SFF and determines the eligibility of
transition activities that are  outside the green and
social sustainable finance criteria  already covered
by the SFF.
The inclusion of transition finance in this target
reflects our recognition of the importance of
lending, facilitating funding and investing in
technologies and activities that support GHG
emissions reduction, directly or indirectly, in high-
emitting and hard-to-abate sectors and finance real-
economy decarbonisation.
As innovation in sustainable and transition finance
continues to accelerate, we will continue to review
and update our SFF and TFF, our measurement of
performance against targets, and keep our general
approach under review.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	43

Implementing our climate strategy (continued)

TCFD Strategy Recommendation B

Financing clients’ transition (continued)

Products, transactions and counterparties included in Sustainable Finance volume and revenues
	$1tn Sustainable Finance volume target	Sustainable revenues
Products/transactions qualified per the Barclays SFF/TFF
Transactions eligible under the Barclays SFF	✓	✓
Transactions eligible under the Barclays TFF	✓	✓
Pure play clients	✓	✓
Additional products beyond the scope of Barclays SFF/TFF provided to pure play clients
Merger and acquisition advisory		✓
Risk management solutions products / derivatives		✓
Liability products		✓
Products and services outside the SFF/TFF framework
Sustainable Discretionary Portfolio Management		✓
Risk management solution products / derivatives on sustainable and transition products		✓
Products with an underlying sustainable and/or transition feature		✓
Investment products with an underlying sustainable and/or transition feature		✓
Financing of sustainable or transition funds		✓
Revenue from Barclays Climate Ventures		✓
Note:
Sustainable Revenues as at 31 December 2025 and their basis of preparation are based on v4.2 of the SFF and v1.1 of the
TFF. We published version 5.0 of SFF and 2.0 of TFF in February 2026,  with changes to product scope, eligibility criteria and transaction screening processes.

Framework updates
We published version 5.0 of SFF and 2.0 of TFF in
February 2026,  with changes to product scope,
eligibility criteria and transaction screening
processes.
The following changes apply from 1 January 2026:
•Product scope: we will include eligible M&A
advisory and will also include finance provided
to banks and funds, provided these activities
align with the SFF/TFF;
•Eligibility criteria: we will include a new
general purpose category in the TFF aligned to
evolving market practice and guidelines for
classifying entity level Transition Finance, as
well as a Transition Incentive Products category
for BUK and UKCB clients . Furthermore, we
have been supported by technical expertise from
The Biodiversity Consultancy to incorporate
nature-related criteria into the TFF for the first
time and to expand nature-related eligibility
criteria in the SFF;
•Risk management: we will widen our
environmental and social screening approach for
qualifying transactions and clients in the SFF/
TFF;
•Derecognition: we will update our approach to
derecognise transactions which become
ineligible based on our derecognition processes.
In line with the updated SFF and TFF, our $1trn
target will be referenced as Sustainable and
Transition Finance from 2026 onwards.

Barclays' SFF and the TFF can be found at: home.barclays/our-sustainability-/sustainability- resource-hub/reporting-and-disclosures/

Retail Bank
Through our financial products and partner offers,
we support our UK retail customers in purchasing
energy-efficient homes and in retrofitting their
properties to help reduce their energy consumption.
Green Home Mortgage
We continue to support customers purchasing EPC
A- and B-rated new-build homes with our Green
Home Mortgage, launched in 2018 and expanded
to buy-to-let in 2022. In 2025, we broadened our
Green Home Mortgage range, now supporting
more customers by offering LTVs from 60% to
90% . Our  Green Home Mortgage has performed
strongly, with £2.4bn lent to Green Home
Mortgage customers in 2025. Since inception,
Barclays UK has lent over £7.1bn to Green Home
Mortgage customers.

Further details on Barclays Green Home Mortgages
can be found at: barclays.co.uk/mortgages/green-
home-mortgage/
Further details on Barclays Green Buy-To-Let
Mortgages can be found at: barclays.co.uk/
mortgages/green-buy-to-let-mortgage/

Green Home Mortgage completions Number of completions

A	2025 progress	B	Total since 2018

Value of completions (£m)

A	2025 progress	B	Total since 2018

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	44

Implementing our climate strategy (continued)

TCFD Strategy Recommendation B

Financing clients’ transition (continued)
Greener Home Loan
In 2025, we continued our Greener Home Loan
pilot, offering a cashback of up to £250 for eligible
current account customers who take out a loan and
use the money for qualifying energy-efficiency
home improvements. We continue to monitor take-
up and retrofit type, with solar being the most
popular installation with 59% of claims where
cashback payment was made.
In 2026, following the pilot, the Greener Home
Loan will be considered for inclusion within our
full product range to continue supporting our
customers in making home energy-efficiency
improvements.
Business Bank
In 2025, uptake of Green Loans for Business
continued to grow, supporting more customers than
in any previous year to adopt eligible green assets.
Our research showed that 48% of those of our UK
farmers surveyed want products and services which
incentivise them to farm more sustainably. In
2025, we launched Farm Transition Finance, which
provides lending with discounted interest rates to
agricultural businesses demonstrating adoption of
more sustainable or regenerative practices. The
facility is designed to support those clients making
improvements in soil health, biodiversity, water
efficiency and emissions reduction, thus supporting
farmers and the UK agricultural transition.
UK Corporate Bank
To enhance UKCB's sustainable client engagement
we have integrated Sustainable Product Group
specialists into the new dedicated UKC Sustainable
Finance team.
Empowering UKCB Clients
We continued to support our clients with
sustainability-aligned corporate banking solutions1
to help enable clients to embed their sustainability
and transition ambitions into financing structures
through traditional and sustainability-linked and
green products.
UKCB Green Loans
In 2025, UKCB successfully launched the Fee Free
Green Loan programme to help support UK clients'
sustainable growth plans and transition to more
sustainable operations. The product offers loans
with no arrangement fees for projects with an
eligible green purpose2. Since launch we have
identified a variety of opportunities that could
utilise the programme.
UKCB Green loans under Sustainable
Residential Development Framework (SRDF)
We updated our SRDF3 following its launch in
2022 to address evolving market and technological
advances, regulation and policy. This proposition
and framework provides a holistic and balanced
approach to key sustainability themes including
whole-life carbon, natural resources and social
engagement.
Notes:
1Sustainability-aligned corporate banking solutions:
barclayscorporate.com/solutions/sustainable-solutions/
2Barclays green purpose as defined in the  Sustainable
Finance Framework.
3Sustainable Residential Development Framework.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	45

Implementing our climate strategy (continued)

TCFD Strategy Recommendation B

Financing clients’ transition (continued)
Investment Bank
Our Investment Bank plays a role in financing our
clients’ transition by providing access to capital
markets, structuring innovative financing solutions
and connecting issuers with investors focused on
the transition. In 2025, we continued to work with
clients across sectors as they sought to invest in
renewables, strengthen grid and storage
infrastructure, scale emerging technologies and
accelerate decarbonisation across their operations.
We also supported major sovereign and public
sector entities in mobilising capital at scale.
Barclays played key roles, such as Joint Active
Bookrunner, facilitating capital raising for
national-level transition priorities including
renewable energy deployment, grid and network
upgrades, climate resilience infrastructure and
broader economic diversification programmes
In the wider debt capital markets, we supported
clients across sectors such as Power Generation
and Industrials to issue sustainable and transition
aligned instruments that channel investment into
the areas most critical for decarbonisation
including, renewables expansion, energy efficiency
improvements, low‑carbon transport, industrial
electrification, and next‑generation technologies
such as storage, nuclear and hydrogen. This
activity contributed to Barclays achieving a #1
ranking for UK Sustainable Labelled Bonds and a
#2 ranking for 2025 Global Corporate Sustainable
Labelled Bonds1.
Through our bookrunning and underwriting
activity, Barclays supported clients’ transition
financing across a series of significant equity
capital markets transactions. This activity enabled
continued investment in low carbon and resilience
focused programmes. Proceeds from these
transactions were used to refinance maturing
sustainability‑linked instruments, fund regulated
infrastructure cycles and scale next generation
energy and power‑system technologies. For
example we acted as Joint Global Coordinator and
Joint Bookrunner for SSE’s £2bn equity placing,
underpinning its five-year £33bn investment plan,
which will support the upgrading and expansion of
Britain’s electricity networks. The transaction
further exemplifies our role in enabling the
delivery of critical transition infrastructure.
In project finance, activity remained strong as
clients pursued new renewable generation, storage,
and network projects. By bringing together
technical, financing and risk management
expertise, we have grown our project finance
threefold since 2020, including lead roles in all
greenfield UK fixed-bottom offshore wind project
financings closed in this period.
Our Markets team continued to help clients
manage exposures linked to their transition
strategies. To deepen this support we launched the
Barclays Bank PLC Sustainability Issuance
Programme Framework that sets clear eligibility
criteria for sustainability issuance  products,
including debt securities and deposits2, issued by
Barclays Bank PLC and select subsidiaries. The
Framework complements the Barclays SFF and
enhances the tools and infrastructure we use to
finance clients’ transition at scale3.
Notes:
1Data from Dealogic as at 31st December 2025.
2Barclays Sustainability Issuance Framework.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	46

Implementing our climate strategy (continued)

TCFD Strategy Recommendation B

Scaling climate technology

Scaling climate technology is integral to
accelerating the transition. Innovation is a
key driver for opening new avenues for
profitable decarbonisation. However,
innovation alone is not enough. Widespread
adoption is needed to convert emerging
solutions into commercially mainstream,
system-integrated offerings.

Climate Tech Escalator
Now in its second year, the Barclays Climate Tech
Escalator provides a connected pathway that brings
together the business units and partnerships
dedicated to growing climate tech companies. The
Climate Tech Escalator supports scaling by
providing tailored, dedicated support as the
companies grow and helps them to harness the
power of capital markets. In June we launched our
Barclays Innovation Banking proposition within
the Business Bank, with Climate Tech as one of the
four core sectors. Innovation Banking provides
support for next-level growth through our
dedicated relationship managers, financial products
and network of Eagle Labs, including the
rebranded Barclays Innovation Hub in Shoreditch.
We continue to recognise the funding challenge
inhibiting the success of growth-stage climate tech
companies, particularly those at the Series B+
investment stage. In November, we announced our
participation in Salica Investments Growth Debt
Fund II, to expand the range of venture funding
options to high-growth innovation-led businesses
in the UK.
The addition of venture funding provides growth
stage companies with the opportunity to extend the
funding continuum from Business Banking to
Corporate Bank and onto Investment Bank as the
companies grow.
Barclays Climate Ventures
A key pillar of the Climate Tech Escalator is
Barclays Climate Ventures (BCV), which has a
mandate to invest up to £500 million of Barclays’
capital in climate tech start-ups by the end of 2027
to help address the funding gap facing early and
growth-stage climate technology companies.
Many such companies are capital-intensive and
face longer paths to commercial scale than
traditional venture-backed businesses. Barclays
Climate Ventures aims to help bridge this gap,
helping to crowd in additional funding1.

A	B	C	D	E	F	G
Access to Barclays’
expertise and
the bank’s wider
ecosystems
Synergies
between portfolio
companies
Barclays
Climate
Ventures
Accelerate growth and
net zero through adoption
of innovative technology
by Barclays’ client base

Further examples of our green innovation financing can be found at: home.barclays/sustainability/our- position-on-climate-change/accelerating-the- transition/sustainable-impact-capital/

BCV prioritises investments into commercially
scalable technologies that can unlock the transition
for the high-emitting sectors in which we have
meaningful client exposure, such as energy and
power, real estate, and food and agriculture.
Since 2020 £274m has been invested in over 20
companies, with £71m invested in 2025.
Note:
1See 2025 Climate-Tech-Report for further details.

£274m Achieved as of the end of 2025

Our portfolio of investments since 2020 (£m)

A	2020	24
B	2021	30
C	2022	35
D	2023	49
E	2024	65
F	2025	71
G	Mandate by end of 2027	500

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	47

Implementing our climate strategy (continued)

TCFD Strategy Recommendation B
Climate tech partnerships
and initiatives
In 2025, Barclays strengthened its work on climate
innovation through strategic partnerships,
accelerator programmes and mentoring support.
Our partnership with Sustainable Ventures has
expanded to launch a National Climate Tech
Accelerator with the Innovation Banking team
providing a digital-first programme designed to
reach ventures across the UK with support from
Barclays Eagle Labs. It combined free access to
platforms with enhanced services for Barclays
banked customers.
Business Bank Sustainable Finance sponsored
Bright Tide to deliver programmes to Climate Tech
businesses focused on 'Sustainability and AI' and
'Agriculture and Oceans'. This year also marked
the third year of the Carbon 13 Venture
Launchpad, These two programmes focused on
venture growth, investment and carbon impact for
early-stage climate tech startups.
Specialist sustainability mentors have also been
added to the existing Eagle Labs mentoring support
with a focus on practical, commercially-minded
sustainability such as carbon accounting, strategy,
circular economy and regenerative agricultural
practices.
In 2025 we announced a collaboration with
ExpectAI, aimed at helping small and medium-
sized businesses grow their profits using AI-based
sustainability insights. SMEs generate about half of
UK private-sector turnover and employ around
60% of the workforce1 . Strengthening their energy
resilience while reducing emissions is essential to
the UK’s economic transition. This initiative will
assess how advanced AI can make this both
practical and commercially attractive for SMEs.
These initiatives reflect Barclays’ ongoing work to
help foster innovation and support the UK’s
climate tech landscape, supported by the launch of
Barclays Innovation Banking in Barclays UK.
Unreasonable Impact
Since 2016, through its Unreasonable Impact
programme, a partnership between Barclays and
Unreasonable Group, Barclays has supported 3952
high-growth ventures that seek to address global
issues, through networks, resources and
mentorship. Hundreds of Barclays colleagues
around the world have been involved in coaching
the participating entrepreneurs. Through regional
gatherings and ongoing community-building
initiatives, the programme is designed to help
participants form strategic relationships and solve
key challenges facing their businesses to help them
scale.
Unreasonable Impact entrepreneurs are pursuing
solutions across a range of industries from food
and agriculture to energy and manufacturing.
Several of these high-growth ventures have also
been supported through Barclays Climate
Ventures, and some are involved in Barclays’ own
operations today. To date, the Unreasonable Impact
ventures have raised more than $18bn in financing
and employ more than 33,000 people globally.

Further details on Unreasonable Impact can be found at: home.barclays/sustainability/supporting-our- communities/unreasonable-impact/

Notes:
1See the "Business population estimates for the UK and
regions 2025: statistical release" for more details.gov.uk/
government/statistics/business-population-
estimates-2025/business-population-estimates-for-the-uk-
and-regions-2025-statistical-release
2After achieving its goal to support 250 ventures by the
end of 2022, Barclays aims to support an additional 200
ventures through Unreasonable Impact, from 2023
through end 2027.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	48

Implementing our climate strategy (continued)

TCFD Strategy Recommendation B

Reducing our financed emissions

We are committed to aligning our financing
with the goals and timelines of the Paris
Agreement, consistent with limiting the
increase in global temperatures to 1.5°C.
To meet our ambition, we need to reduce
the client emissions we finance – not just for
lending but for capital markets activities too.

Estimating the full in-scope balance sheet financed emissions
Scope of activities included and basis of preparation
We have estimated the financed emissions for c.£856bn of Barclays' activity as at December 2024 (of which c. £459bn are on-balance sheet exposures) as set out in the following table.
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
activities.

Further details on our financing restrictions can be found on page 164

Understanding our financed emissions
A building block for Barclays' ambition to be a net
zero bank by 2050 is our ability to estimate the full
in-scope balance sheet financed emissions:
1.In 2020, we developed our BlueTrack™
methodology to measure our financed emissions
and track our progress against our Upstream
Energy and Power generation targets. As of
2023, we extended the scope of our calculations
to cover the full in-scope balance sheet financed
emissions based on methodology which has been
developed using the PCAF Standard1 and
expanded the scope of BlueTrack™ to track our
progress against targets for a total of eight
sectors as well as UK Housing for which we set
a convergence point.
2.In 2025, we have refreshed our estimate of full
in-scope balance sheet financed emissions.
These emissions are set out on pages 48 to 51
where we also set out further information about
this methodology. Because it takes time to fully
analyse this data, these emissions are as at
December 2024. For sectors where we have set
2030 targets, we have continued to use the
BlueTrack™ methodology and have updated our
financed emissions metrics and progress against
those targets with data as at December 2025.
Our approach to disclosing financed emissions is
pivoted across two sections:
1.Estimating the full in-scope balance sheet
financed emissions (Scope 3, Category 15) using
a methodology which has been developed using
the PCAF Standard. The data reported in this
section of the Annual Report (up to page 51) is
as at December 2024. Hence, these numbers
follow a lag of one year when compared to other
climate-related disclosures based on December
2025 in this report, due to the lead time required
to fully analyse our entire in-scope exposures.
2.Continuing to use the BlueTrack™ methodology
to assess financed emissions for material sectors
and set 2030 targets integrating 1.5°C aligned
scenarios. This data is being reported as at
December 2025.
Note:
1PCAF Standard - PCAF (2022). The Global GHG
Accounting and Reporting Standard Part A: Financed
Emissions. Second Edition.

Identification of in-scope exposure to calculate financed emissions (as at December 2024)
Category	Value (as at Dec 2024) in £m	Comments
Total Barclays balance sheet	1,518,202
Exclusions:
Cash and bank balances, Cash collateral and settlement
balances, Derivative financial instruments, Goodwill
and intangible assets, Current tax assets, Deferred tax
assets, Other assets, Trading portfolio assets (excluding
drawn loans), Reverse Repos, and Retail lending
(personal lending, retail cards)
	(-)1,052,618	Exposures which have been excluded by the PCAF Standard
Property, plant and equipment	(-)3,604	Emissions covered under Barclays Scope 1 and Scope 2
Retirement benefit assets	(-)3,263	Emissions on Barclays Bank UK Retirement Fund reported separately as part of Task Force on Climate-related Financial Disclosures Report 2024
Total Barclays exposure in scope for computing financed emissions	458,717
Inclusions
Total Undrawn commitments and contingent liabilities	(+)261,687
We have gone beyond the scope of
PCAF’s definition of asset classes to
additionally cover undrawn commitments
and contingent liabilities. We have
excluded exposures for which PCAF is yet
to establish a methodology (personal
lending, retail cards and Trading balances)
from our total undrawn commitments and
contingent liabilities.

Capital markets financing (33% of Barclays share)	(+)135,545	Equity holdings, Bond issuances, Equity issuances, Syndicated loans
Total Barclays activities considered for financed emissions calculations	855,949

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	49

Implementing our climate strategy (continued)

TCFD Strategy Recommendation B
Our approach for estimating financed emissions is
based on a methodology which has been developed
using the PCAF Standard with the following key
exceptions:
1.We have gone beyond the scope of PCAF’s
definition of asset classes to additionally cover
undrawn commitments, contingent liabilities and
capital markets financing activities. For
instance, in the case of a loan we consider the
committed amount (both drawn and undrawn),
as opposed to just outstanding amounts (which
is the approach preferred by PCAF) for
calculating financed emissions.
2.We have also consistently used the book value
of equity and debt for all clients to calculate the
attribution factor, while PCAF recommends
using the Enterprise Value Including Cash
(EVIC) for listed entities.
3.PCAF recommends calculating emissions at a
client level. For certain sectors, clients could
have presence in activities across multiple parts
of the value chain and in such cases reported
emissions may not be consistent and reliable to
estimate financed emissions. To overcome this
challenge we calculate emissions at an activity
level, using a range of options aligned to the
PCAF Standard's guidance to calculate client
emissions.
For certain activities – including Upstream Energy,
Power Generation, Automotive manufacturing, UK
Agriculture and Aviation – we employ asset-level
production data to estimate client emissions. For
activities such as Cement and Steel production, we
use client reported emissions. Where we do not
have sufficient data on reported emissions or
physical activities – for example, in relation to
mortgages where we do not have EPC data
available – we use fallbacks based on emission
factors.
For an immaterial part of our balance sheet
(c.1%), where the appropriate sector fallbacks
could not be reliably obtained, we have used the
respective asset class  average economic emissions
intensity to estimate emissions.

Our Financed Emissions Methodology paper
(published in 2026) provides more details of our
methodology and can be found within the
Sustainability Resource Hub: home.barclays/our-
sustainability-/sustainability-resource-hub/
reporting-and-disclosures/

Emissions coverage
We have estimated the full in-scope balance sheet
financed emissions based on Scope 1 and Scope 2
of our clients’ emissions as at December 2024.
Hence, these numbers follow a lag of one year
when compared to other disclosures based on
December 2025 in this report. The lag of one year
is due to the lead time required to fully analyse our
entire in-scope exposures.
We have excluded our clients’ Scope 3 emissions
from these calculations except for activities where
we have set a target which covers Scope 3
emissions (which includes Upstream Energy,
Automotive manufacturing, Aviation and UK
Agriculture). This is due to challenges in sourcing
reliable and consistent data, not just on reported
Scope 3 emissions but also the fallback emission
factors for downstream emission estimations. As
we refine our approach and data sourcing strategy,
we will continue to assess the suitability of
including Scope 3 emissions in our financed
emissions disclosures.
We have included emissions on a CO2e basis. For
activities where we have set targets, we have
included emissions relating to GHGs which are
relevant and material for the relevant sector.
One of the approaches that we can use to assess the
extent to which our financing is aligned to a well-
below 2 oC pathway is by calculating the extent to
which our financed emissions reduction targets
cover our full in-scope balance sheet.
Our 2030 financed emissions reduction targets (and
our UK Housing convergence point) covering
Scope 1 and 2 emissions integrate 1.5°C aligned
scenarios and cover 41% of our full in-scope
balance sheet financed emissions. This coverage
has decreased from 43% reported last year. This
reduction was primarily driven by increase in
emissions for energy midstream and downstream
activities which are outside the scope of our
Upstream Energy target and a decline in emissions
for power generation activities where we have set
targets. Our targets include Scope 3 emissions for
Upstream Energy, Automotive manufacturing,
Aviation and UK Agriculture.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	50

Implementing our climate strategy (continued)

TCFD Strategy Recommendation B
Financed emissions for activities with targets (as at December 2024)

Activities	Scope 1,2 emissions (MtCO2e)				Scope 3 emissions (MtCO2e)
	On-balance-sheet lending	Undrawn commitments and contingent liabilities	Capital markets financing	Data quality score[1]	On-balance-sheet lending	Undrawn commitments and contingent liabilities	Capital markets financing	Data Quality score
Mining and Quarrying
Upstream Energy	0.7	3.0	0.9	3.1	7.6	22.2	6.6	3.1
Energy and water
Power Generation	0.5	9.2	4.5	3.2	—	—	—	—
Agriculture, Food and Forest Products
UK Agriculture	0.4	0.1	—	4.3	0.0	0.0	—	4.3
Manufacturing
Automotive manufacturing (LDV)	0.0	0.1	0.0	2.4	0.4	2.7	0.6	3.3
Cement manufacturing	0.3	0.4	0.0	2.0	—	—	—	—
Steel manufacturing	0.2	0.6	0.0	2.4	—	—	—	—
Mortgages
UK Housing (Convergence point)	1.4	0.1	0.0	3.5	—	—	—	—
Materials and Building
UK Commercial Real Estate	0.1	0.0	—	4.1	—	—	—	—
Transport
Aviation	0.5	2.7	0.9	3.0	0.1	0.6	0.2	3.0
Total Portfolio	4.1	16.2	6.3	—	8.1	25.5	7.4	—
Financed emissions for other activities not covered by targets (as at December 2024)

Activities	Scope 1,2 emissions (MtCO2e)
	On-balance-sheet lending	Undrawn commitments and contingent liabilities	Capital markets financing	Data quality score
Mining and Quarrying	0.7	1.6	0.3	3.0
Energy and water	0.7	1.7	0.7	2.8
Agriculture, Food and Forest Products	2.3	1.1	—	4.8
Manufacturing	1.4	7.1	1.8	2.8
Mortgages	0.0	—	—	5.0
Materials and Building	0.2	0.2	0.0	3.9
Transport	0.4	3.1	2.9	3.7
Other Sectors	4.4	5.2	2.8	4.0
Total Portfolio	10.1	20.0	8.5	—
Government and central bank	18.9	—	—	—
Government and central bank (excluding LULUCF2)	20.5	—	—	—
Portfolio Data Quality score (Scope 1, 2)	3.7
Emissions covered under targets integrating 1.5°C aligned scenarios (excluding Government and central bank)	41%
Notes:
1For further details on Data quality score please refer 'Data sourcing and data quality'
section on page 51.
2Emissions excluding land-use, land-use change and forestry.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	51

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
Standard. In the Standard, data quality score DQ1
and 2 relates to high quality data from company
disclosures, DQ3 to emissions estimated using
physical activity data and DQ4 and DQ5 to
deriving emissions estimated using revenue or
asset-based emission factors. We disclose DQ
score at an activity level and at portfolio level.
For activities where we have set targets (and for
our UK Housing convergence point), DQ is mostly
concentrated across DQ1/2 and DQ3, signifying
that most of the relevant estimated financed
emissions are either company-reported or
calculated using the company’s physical activity
data.
For activities where we have not set targets,
activities have DQ score spread across the scale
which signifies we have used a combination of
company-reported emissions and revenue/asset
fallbacks to calculate financed emissions.
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
•A restatement involves updating the historical
starting point for a period and, if the impact is
greater than five percentage points, recalculating
the historical performance.
•A re-baseline involves keeping the historical
performance constant and recalculating the
current period baseline to ensure consistency
when reviewing performance. The indicative
historical baseline will also be disclosed.
As a result, reported baseline metrics may change
from one reporting period to another and direct
like-for-like comparisons may not always be
possible from one reporting period to another.
Updates in external client data are captured in-year.
In line with our reporting approach for past period
metrics, we have re-baselined the following
metrics:
•Our Power baseline physical intensity metric
from 311 to 316 kgCO2e/MWh to reflect
revisions to our model and data sourcing. Since
the net impact of these revisions to the reported
progress was below our restatement threshold,
we have not restated the past period progress,
instead reflecting the impact in 2025.
•In 2025, the UK Housing portfolio intensity
metric has been re-baselined from 32.1 to 27.9
kgCO2e/m2 to reflect an updated methodology
which now considers sensitivities to energy
consumption patterns using publicly available
data which has a two-year lag. Despite the lag,
the additional information helps to better reflect
actual consumption trends.
•Our UK Commercial Real Estate portfolio
intensity metric has been re-baselined from 30.0
to 26.3 kgCO2e/m2 to reflect a similar updated
methodology noted above as well as an
expanded scope of the assessment to include
capital market financing activities.
Please refer to page 55 for the re-baselined metrics
for these sectors.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	52

Implementing our climate strategy (continued)

TCFD Strategy Recommendation B
Our approach to reporting financed emissions data

Scenario		Our approach
Error identified in our internal finance data or methodology	Restatement
•Financed emissions metrics for all years impacted by the error will be recalculated including the baseline year
•If the impact to portfolio progress over the reporting period is less than 5 percentage points (pp) we will reflect the updated progress in the current reporting period and update the baseline. If the impact is greater than 5pp we will restate prior progress.

Changes to our methodology and/or data sources to calculate financed emissions (for example, including additional GHGs)	Re-baseline
•The updated methodology will be applied from the start of the current reporting period
•The last reported financed emissions spot metric will be recalculated using the new methodology/data source to provide the new baseline. This will ensure consistency of data and methodology when calculating our performance
•The recalculated baseline and the progress achieved to date will be used to disclose the theoretical baseline for the year in which the targets were originally set
•The cumulative progress will be for the current reporting period (using the new methodology) and the progress up until the last reporting period (using the old methodology).

Updates to external counterparty data driven by timing lags when data is reported (for example, counterparty valuations or emissions estimates)	Capture in-year
•The impact of updated external data will be included in the current period financed emissions data and the progress metric for the current reporting period
•Data lags are inherent to the process and Barclays will endeavour to use the latest available data. Historically reported metrics will not be updated for data lags.

Financed emissions in scope
of our targets
Our targets
We set our initial targets for our Upstream Energy1
and Power portfolios in 2020, and since then have
expanded the scope of sectors covered under a target
to also include Cement, Steel, Automotive
manufacturing, Aviation, UK Commercial Real
Estate and UK Agriculture. We have also set a
convergence point for the UK Housing sector.
We keep our targets, policies that support our
progress towards them, and our year-on-year and
cumulative progress under review in light of the
rapidly changing external environment and our need
to balance a range of factors when managing our
portfolios, including commercial objectives, effective
risk management and the need to support
governments and clients both in delivering an orderly
transition and providing energy security.
See page 57 for information on future target progress.
Measuring our progress
We have developed our BlueTrackTM methodology to
measure and track our progress against our targets.
The first step of our methodology is to use an
external climate scenario to construct a Paris-aligned
portfolio benchmark that defines how a given
financing portfolio will need to reduce emissions over
time. We estimate certain financed emissions within
the selected boundary for a sector, then aggregate
these into a portfolio-level metric, which is then
compared to the benchmark. Our approach is
explained in more detail below.

Our Financed Emissions Methodology paper
(published in 2026) provides more details of our
methodology and can be found within the
Sustainability Resource Hub at: home.barclays/our-
sustainability-/sustainability-resource-hub/
reporting-and-disclosures/

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

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	53

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
We use absolute emissions for the Upstream
Energy and UK Agriculture sectors, whose
decarbonisation pathways rely on a reduction in
production volume as well as on a reduction in
intensity. The Upstream Energy sector cannot
reduce its carbon emissions intensity below a
certain point – a barrel of oil cannot be
decarbonised, for instance – and therefore a
reduction in absolute carbon emissions is more
appropriate. The Agriculture sector requires a shift
away from the production of meat and dairy
towards alternative protein sources, as farmers
respond to changing diets, and therefore a
reduction in absolute emissions is more
appropriate. We use emissions intensity for the
other sectors, whose decarbonisation pathways rely
primarily on reduction in intensity rather than
volumes. Both absolute and intensity metrics are
sensitive to factors which are not directly related to
real-world emissions. For example, absolute
emissions are sensitive to changes in the book
value of debt and equity, and intensity metrics are
sensitive to changes in revenue share.
Reference scenario1
Each of our 2030 targets were developed with
reference to a 1.5°C-aligned scenario. For the
majority, this was using the IEA's Net Zero by
2050 (NZE2050) scenario. In calculating a
convergence point for our UK Housing portfolio
and a target for UK Agriculture, we use a UK-
focused Balanced Net Zero Scenario developed by
the UK's Climate Change Committee (CCC BNZ).
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
Use of target ranges
Our 2030 financed emissions reduction targets for
five sectors (Power, Cement, Steel, Automotive
manufacturing, and Aviation) are expressed as
ranges. The upper end of each range represents the
reduction needed to align with the 1.5°C
benchmark pathway at the time we set these
targets. The lower end reflects our assessment of
sector and client commitments at that time. Since
these targets were set, the NZE2050 scenario we
used to inform these targets has been updated and
the scenario assumes slower progress to the
transition up to 20302. As a result, some of our
target ranges now exceed the emissions reductions
reflected in the latest 1.5°C scenario.
While we continue to seek to reduce our financed
emissions in line with our ambition to be a net zero
bank by 2050, our ability to achieve reductions
within these ranges at any given point in time
depends on a wide range of factors and scenario
assumptions as explained in the Future target
progress section on page 57.
Notes:
1When we first developed BlueTrackTM, the best available
scenario to develop Paris-aligned benchmarks for our
financing portfolios was the International Energy
Agency’s Sustainable Development Scenario (SDS)
which was aligned to a 1.7°C world. The 2025 targets set
for the Upstream Energy and Power sectors were
informed by the SDS scenario.
2International Energy Agency: iea.org/reports/world-
energy-outlook-2025

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	54

Implementing our climate strategy (continued)

TCFD Strategy Recommendation B
Overview of financed emissions reduction targets and progress

Sector				Setting our targets					Monitoring our progress in 2025
Sector	Sector boundaries	Emissions scope	GHG included	Reference scenario	Target metric	Unit of measurement	Baseline year	Target versus baseline	Cumulative change	Absolute emissions (MtCO2e)	Physical intensity
Upstream Energy	Upstream Energy (producers of coal, oil, gas and NGLs)	1,2 & 3	Carbon dioxide and methane	IEA SDS	Absolute emissions	MtCO2e (absolute)	2020	-15% by end of 2025	-41%	43.7	59.2 gCO2e/MJ
				IEA NZE2050				-40% by end of 2030
Power	Power generators	1	Carbon dioxide	IEA SDS	Physical intensity	kgCO2e/MWh	2020	-30% by end of 2025	-35%	13.6	204
				IEA NZE2050				-50% to -69% by end of 2030
Cement	Cement manufacturers	1 & 2	All GHGs	IEA NZE2050	Physical intensity	tCO2e/t	2021	-20% to -26% by end of 2030	-13%	1.5	0.551
Steel	Steel manufacturers	1 & 2	All GHGs	IEA NZE2050	Physical intensity	tCO2e/t	2021	-20% to -40% by end of 2030	-30%	0.8	1.352
Automotive manufacturing	Light Duty Vehicles manufacturers	1,2 & 3	All GHGs for Scope 1 and 2; carbon dioxide for Scope 3	IEA NZE2050	Physical intensity	gCO2e/km1	2022	-40% to -64% by end of 2030	-3%	3.6	169.1
Aviation	Commercial Aviation (Air Travel) – Passenger (including belly cargo) and Dedicated cargo	1 & 3	Carbon dioxide for Scope 1; All GHGs for Scope 3	MPP Prudent	Physical intensity	gCO2e/RTK	2023	-11% to -16% by end of 2030	-2%	4.6	866
UK Commercial Real Estate	UK Corporate Bank	1 & 2	Carbon dioxide, methane and nitrous oxide	CRREM II	Physical intensity	kgCO2e/m2	2023	-51% by end of 2030	-6%	0.1	24.7
UK Agriculture	Livestock and dairy farmers	1, 2 & 3	Carbon dioxide, methane and nitrous oxide	CCC BNZ	Absolute emissions	MtCO2e	2023	-21% by end of 2030	-13%	0.5	N/A
UK Housing[2]	UK buy-to-let and owner- occupied mortgages, Social Housing and Business Banking	1 & 2	Carbon dioxide, methane and nitrous oxide	CCC BNZ	Physical intensity	kgCO2e/m2	2023	Portfolio convergence point vs. baseline	-3%	1.6	27.1
								-40% by end of 2030
Notes:
1Physical intensity (CO2e emissions per v-km travelled by LDV produced), expressed in gCO2e/km.
2Barclays has identified a 2030 emissions intensity convergence point for UK Housing but has not set a formal target.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	55

Implementing our climate strategy (continued)

TCFD Strategy Recommendation B
Baselines at December 2025

Sector	Unit	Baseline year	Baseline metric (last reported)	Previously reported metrics		Recalculated metrics
				Financed emissions for December 2024	Change at December 2024 (percentage change)	Recalculated financed emissions for December 2024	Theoretical baseline metric (re-baselined)
Upstream Energy[1]	MtCO2e (absolute)	2020	74.1	No major impact of methodology changes
Power[3]	kgCO2e/MWh		311	219	-30%	225	316
Cement[1]	tCO2e/t	2021	0.631	No major impact of methodology changes
Steel[1]	tCO2e/t		1.945	No major impact of methodology changes
Automotive manufacturing[1]	gCO2e/km	2022	174.8	No major impact of methodology changes
Aviation[1]	gCO2e/RTK	2023	882	No major impact of methodology changes
UK Commercial Real Estate	kgCO2e/m2		30	29.5	-2%	25.9	26.3
UK Agriculture[1]	MtCO2e (absolute)		0.53	No major impact of methodology changes
UK Housing[2]	kgCO2e/m2		32.1	31.8	-1%	27.6	27.9
Notes:
1Baseline values have not changed in the current year.
2Barclays has identified a 2030 emissions intensity convergence point for UK Housing but has not set a formal target.
3The power sector has been re-baselined due to a data sourcing update. The impact of this change is not considered material.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	56

Implementing our climate strategy (continued)

TCFD Strategy Recommendation B
BlueTrack™ dashboard
Progress of our financed emission metrics

Upstream Energy Absolute emissions (MtCO2e) (Indexed 2020 = 100)

Dec’2025 target:
(-15%)
2030 target:
(-40%)
Dec'25: 43.7
(-41%)

2020	2025	2030

IEA NZE Benchmark: World	Barclays' progress	◆	Portfolio target

Steel Physical Intensity (tCO2e/t) (Indexed 2021 = 100)

2030 target range:
(-20% to -40%)
Dec'25: 1.352
(-30%)

2020	2025	2030

IEA NZE Benchmark: World	Barclays' progress	◆	Portfolio target (range)

UK Agriculture Absolute emissions (MtCO2e) (Indexed December 2023 = 100)

Power Physical Intensity (kgCO2e/MWh) (Indexed 2020 = 100)

Dec'2025 target:
(-30%)
2030 target range:
(-50% to -69%)
Dec'25:204
(-35%)

2020	2025	2030

IEA NZE Benchmark: World	Barclays' progress	◆	Portfolio target (range)

Automotive manufacturing Physical Intensity (gCO2e/km) (Indexed December 2022 = 100)

Dec'25: 169.1
(-3%)
2030 target range:
(-40% to -64%)

2020	2025	2030

IEA NZE Benchmark: World	Barclays' progress	◆	Portfolio target (range)

UK Housing Physical Intensity (kgCO2e/m2) (Indexed December 2023 = 100)

Cement Physical Intensity (tCO2e/t) (Indexed 2021 = 100)

2030 target range:
(-20% to -26%)
Dec'25:0.551
(-13%)

2020	2025	2030

IEA NZE Benchmark: World	Barclays' progress	◆	Portfolio target (range)

Aviation (passenger and cargo) Physical Intensity (gCO2e/RTK) (Indexed December 2023 = 100)

2030 target range:
(-11% to -16% )
Dec'25:866
(-2%)

2023	2025	2030

MPP Aviation Pathway	Barclays' progress	◆	Portfolio target (range)

UK Commercial Real Estate Physical Intensity (kgCO2e/m2) (Indexed December 2023 = 100)

2030 target:
(-21%)
Dec'25:27.1
(-3%)
2030 target:
(-51%)
Dec'25: 24.7
(-6%)
Dec'25: 0.46
(-13%)
2030 convergence point:
(-40%)

2023	2025	2030

2023	2025	2030

2023	2025	2030

CCC - Synthetic BNZP Scenario: UK	Barclays' progress	◆	Portfolio target

CCC - Synthetic BNZP Scenario: UK	Barclays' progress	▲	Portfolio convergence point

CRREM II- 1.5 degree	Barclays' progress	◆	Portfolio target

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	57

Implementing our climate strategy (continued)

TCFD Strategy Recommendation B
Update on progress against targets
We have successfully achieved our 2025 financed
emissions reduction targets for both the Upstream
Energy and Power portfolios.
Upstream Energy
We achieved our 2025 target to reduce our absolute
financed emissions by 15%. Cumulatively our
absolute financed emissions from our Upstream
Energy portfolio have decreased by 41% from our
2020 baseline.
Our 2025  financed emissions comprised
approximately 79% from clients with oil, gas and
natural gas liquids (NGLs) production activities,
and 21% from clients with coal production.
Power
We achieved our 2025 target to reduce our Power
financed emissions intensity by 30% from a 2020
baseline. Cumulatively our Power portfolio
emissions intensity has decreased by 35% from our
updated 2020 baseline, see page 51.
Aviation
Our Aviation portfolio financed emissions intensity
has cumulatively reduced by 2% from our 2023
baseline.
Automotive manufacturing
Our Automotive manufacturing portfolio financed
emissions intensity has cumulatively decreased by
3% from our 2022 baseline.
Steel
Our Steel portfolio financed emissions intensity
has cumulatively decreased by 30% from our 2021
baseline.
Cement
Our Cement portfolio financed emissions intensity
has cumulatively decreased by 13% from our 2021
baseline.
UK Agriculture
Our UK Agriculture portfolio absolute financed
emissions have cumulatively decreased by 13%
from our 2023 baseline.
UK Commercial Real Estate
Our UK Commercial Real Estate portfolio financed
emissions intensity has cumulatively decreased by
6% from our  2023 baseline which was re-
baselined in 2025  (see page 51).
UK Housing
Our UK Housing portfolio financed emissions
intensity has cumulatively decreased by 3% from
our 2023 baseline, which was re-baselined in 2025
(see page 51).
We continue to make strong progress against our
EPC ambition for 55% of in-scope properties and
collateral with a known EPC to be rated band C or
better by 2030, achieving 51.4% by the end of
2025.

Further details on each of these portfolios and sector
targets can be found in Barclays Transition Update:
home.barclays/content/dam/home-barclays/
documents/citizenship/Sustainability/Barclays-
Transition-Update.pdf

Basis of Preparation
Changes in our portfolio metrics reflect evolving
financing activity, improved data inputs, and
methodology refinements detailed in our latest
Financed Emissions Methodology paper.
In line with our established reporting approach, we
have re-baselined our Power, UK Commercial Real
Estate and UK Housing metrics as noted on page
51.

See 'Data sourcing and data quality' on page 51 for more information on the data used to estimate our financed emissions

Further details of how climate risk-related considerations are managed can be found in the managing impacts in lending and financing section on page 163.

EPC ratings of properties and collateral in scope of EPC ambition
A

B
C
D
E

A	EPC Rating A	4,492
B	EPC Rating B	141,972
C	EPC Rating C	263,583
D	EPC Rating D	281,279
E	EPC Rating E	86,366
F	EPC Rating F	16,356
G	EPC Rating G	3,269
2025 total		797,318
F
G
Notes:
1EPC ambition scope does not currently include Private
Bank due to EPC data reporting limitations.
2Metric based on number of properties and collateral in
portfolios that make up the EPC ambition scope as of
31 December 2025.
3EPC data for Barclays UK mortgages and Kensington
Mortgage Company Limited are as of 30 September 2025.
Matched EPC data for Social Housing and Business
Banking Real Estate are as of 31 December 2025.
Future target progress
Our ability to make progress towards our 2030
financed emissions reduction targets depends
heavily on our clients’ ability to decarbonise their
business models. This, in turn, is influenced by a
wide range of external factors including market
developments, technological progress and its
financial viability, public policy interventions,
regulatory alignment, changes to societal
behaviour, geopolitical developments and regional
variations, energy security requirements, and an
orderly transition. For more detail, please see
'Implementing our strategy against a shifting
landscape' on page 31.
Our sector portfolios will be affected by the
complexity and significant uncertainties around the
transition to a low-carbon economy. For example,
aviation continues to depend on future sustainable
aviation fuel (SAF) price and availability, as well
as the continued production and delivery of lower
emissions aircraft.
Similarly, decarbonisation of the automotive sector
depends on the pace of the adoption of electric
vehicles and impacts from related policy initiatives
and regulation in our key markets.
Additionally, within UK Commercial Real Estate
and UK Housing, decarbonisation is significantly
dependent on the growing share of renewable
energy sources in the UK energy mix and
deployment of low carbon heating solutions.
Globally, the expected pace and increase of AI-
driven energy demand may impact our Upstream
Energy and Power clients' decarbonisation
progress.
Our metrics will continue to be impacted in
the future as data availability and quality,
methodologies, guidance and best practices for
calculating financed emissions, all involving
varying estimation levels, continue to evolve and
be refined.
Our Cement and Steel portfolios are comprised of a
small number clients. We rely on data reported by
those clients. Changes in the availability and
quality of that data and changes in our financing
activity with these clients can have a material
impact on our financed emissions intensity metrics
for these portfolios.
We monitor our target performance regularly,
recognising metrics are sensitive to the factors
described above as well as changes in our
financing mix, capital markets shifts, client
financing needs and client emissions data. We
continue to manage our portfolios and will
continue to reassess our approach as new
information becomes available, balancing between
our and our clients' commercial goals, including
potential franchise impacts, risk management and
other non-financial objectives in support of our
strategy. Our progress will likely remain non-linear
amid these complexities and the significant
uncertainties around the transition to a low-carbon
economy.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	58

Implementing our climate strategy (continued)

TCFD Strategy Recommendation B

Achieving net zero operations

We are working towards achieving net
zero operations as part of our ambition to be
a net zero bank by 2050. This includes setting
and meeting various milestones[1]  and targets[1]
to reduce our operational emissions, with
significant progress already made.

Net zero operations approach
To achieve net zero operations we are pursuing a
state in which we will achieve a greenhouse gas
(GHG) emissions reduction of our Scope 1, Scope
2 and Scope 3 operational emissions2 consistent
with a 1.5°C-aligned pathway and counterbalance
any residual emissions. We aim to develop our
approach to counterbalancing residual emissions as
we approach 2050, by evaluating the latest
technology and market practices on carbon credits.
We continue to focus our efforts on the most
emission-intensive areas of our operations and
where we think we have the greatest ability to
influence a reduction in those emissions over time.
We pursue this recognising that our progress is
likely to be non-linear amid the significant
uncertainties around the transition to a low-carbon
economy.This is because projects will take time to
be fully realised and because we depend on
external factors, including changes in legislation,
regulation and governmental policy, as well as the
decarbonisation efforts of our Third-Party Service
Providers (TPSPs)3 and the energy grids in the
markets where we operate.
We aim to continue evaluating and evolving our
approach, taking into consideration internal
management decisions and external factors,
including the latest scientific developments and
market standards.
Progress to date
Barclays has achieved all its 2025 net zero
operations milestones and targets, continuing to
source 100% renewable electricity for our global
real estate portfolio4 and reducing our Scope 1 and
2 market-based emissions by 97% against a 2018
baseline - exceeding our 90% reduction target.
We maintained 100% renewable electricity
sourcing for our global real estate portfolio through
instruments including green tariffs5 (2%), energy
attribute certificates (EACs6)(49%), and EACs
from a power purchase agreement (PPA)(49%).
We have also achieved our milestone to have 100%
of our UK corporate vehicle fleet transition to
electric vehicles (EVs), and exceeded our
milestone that 70% of suppliers, by addressable
spend8, have science-based GHG emissions
reduction targets9 in place— having achieved
73%10 by the end of the 2025 reporting year.
Building on this progress, in 2025 we reviewed our
milestones and targets and plan to:
•Conclude reporting on our achieved 2025 targets
and milestones, while continuing to work
towards our 2030, 2035 and 2050 milestones.
•Continue sourcing 100% renewable electricity
through to the end of 2030, signalling demand
for renewable electricity generation in the
markets where we operate.

2025 targets and milestones achieved
Targets by the end of 2025		FY2025 performance	FY2024 performance
100%	renewable electricity sourcing for our global real estate portfolio	100%	100%
90%	absolute reduction in our Scope 1 and 2 market- based GHG emissions against a 2018 baseline	' 97%	95%
Milestones by the end of 2025		FY2025 performance	FY2024 performance
100%	electric vehicles (EVs) transition for UK company cars	100%[7]	98%[7]
70%	of our suppliers, by addressable spend[8], having science-based GHG emissions reduction targets[9] in place	73%[10]	64%[10]

Notes:
1In this Achieving net zero operations section, a reference
to a 'milestone' denotes an indicator we are working
towards and report against and a reference to a 'target'
denotes an indicator linked to our executive
remuneration.
2We define the scope of our Scope 3 operational
emissions for the purposes of our net zero operations
approach, to include the following GHG Protocol Scope
3 categories: supply chain (Category 1,2 and 4), waste
(Category 5), business travel (Category 6) and leased
assets (Category 8 and 13).
3TPSP means any entity that has entered into an
arrangement with Barclays in order to provide business
functions, activities, goods and/or services to Barclays.
4In this Achieving net zero operations section a reference
to global real estate portfolio includes offices, campuses,
branches, warehouses and data centres within our
operational control.
5Green tariffs (retail procurement) are standardised
renewable electricity products in regulated electricity
markets offered by utility companies, allowing large
commercial and industrial customers to buy bundled
renewable electricity through a special utility tariff rate.
Project-specificity is not a requirement for retail
procurement.
6EACs are standardised, tradable instruments, that prove
that generally 1 MWh of electricity has been generated
from a renewable source and added to a grid.
7The performance metric comprises Battery Electric
Vehicles and Plug-In Hybrid Vehicles that are at a
maximum of 50g CO2/km and a minimum 30 miles in
electric range.
8Addressable spend is a subset of external costs incurred
by Barclays in the normal course of business where
Procurement has oversight over spend. It excludes costs
such as regulatory fines or charges, exchange fees,
taxation, employee expenses or litigation costs and
property rent.
9Targets are considered ‘science-based’ if they are in line
with what the latest climate science deems necessary to
meet the goals and timelines of the Paris Agreement –
limiting global warming to well below 2°C above pre-
industrial levels and pursuing efforts to limit warming to
1.5°C.
10The performance metric reflects the number of TPSPs, by
addressable spend, that contribute to our supply chain
emissions and have science‑based targets in place. The
2025 reporting period addressable spend data is based on
data extracted on 3 November 2025.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	59

Implementing our climate strategy (continued)

TCFD Strategy Recommendation B

Our net zero operations milestones[1]
By the end of	Net zero operations milestones	FY2025 performance	FY2024 performance
2030	50% absolute reduction in our Scope 1 and 2 location-based GHG emissions against a 2018 baseline	62%	56%
	100% EVs or ultra-low emissions vehicles (ULEVs) for all company cars	68%[2]	57%[2]
	90% of our suppliers, by addressable spend[3], having science-based GHG emissions reduction targets[4] in place	73%[5]	64%[5]
	50% absolute GHG supply chain emissions[6] reduction against a 2018 baseline	39%[8]	35%[8]
2035	10MW on-site renewable electricity capacity installed across our global real estate portfolio	2.33 MW	0.40 MW
	115 kWh/m2/year average energy use intensity across our corporate offices[7]	234 kWh/m2/year	225 kWh/m2/year
2050	90% absolute GHG supply chain emissions[6] reduction against a 2018 baseline	39%[8]	35%[8]
Our approach to operational climate-
related data
Accurate and meaningful climate-related data9 is
central to our net zero operations strategy. The data
helps us better identify sources of emissions,
understand which actions to prioritise to reduce
these emissions, and model expected impacts of
our activities and external factors on our
performance.
We continue to focus our efforts on increasing our
climate-related data quality and coverage. For
example, in 2025, 60% of our supply chain
emissions data was provided directly by our
TPSPs, compared with 2018, when no such data
was collected.
However, due to the evolving nature of climate-
related data, market methodologies and our
continuous data enhancements, we are likely to see
changes to previously reported figures and the
overall trajectory of our decarbonisation efforts.
In 2025 we recalculated our operational emissions
2018 baseline to reflect business changes, by:
•Incorporating emissions from Tesco Bank
operations following Barclays' acquisition of the
Tesco Bank business on 1 November 2024.
•Excluding emissions from Hamburg operations
following Barclays' sale of its consumer finance
business in Germany on 3 February 2025.
To calculate our 2024 performance, we used the
2018 baseline reported in our FY2024 disclosures,
and to calculate our 2025 performance we used our
recalculated 2018 baseline (reflecting these
business changes).
We also recalculated our previously reported
supply chain emissions 2018 baseline and 2024
emissions due to the UK Department for
Environment, Food & Rural Affairs (Defra)
updating its GHG emissions conversion factors.
Barclays applies these factors in the calculation of
its spend-based supply chain emissions. Following
this recalculation we have observed an overall
reduction in both our 2018 baseline and 2024
supply chain emissions. This update led to a
change of our previously reported 2024 supply
chain performance (from 36% to 35% reduction in
GHG emissions relative to the 2018 baseline).
For more details on our operational emissions
accounting approach please refer to the Barclays
Sustainability Reporting Framework, found here:
home.barclays/investor-relations/reports-and-
events/annual-reports/.
Notes:
1We report on our zero waste milestone in the context of
our nature programme, on page 60.
2For UK vehicles the performance metric comprises,
BEVs and PHEVs that are at a maximum of 50g CO2/km
and a minimum 30 miles in electric range; for Europe
vehicles, BEVs and PHEVs that are at a maximum of 50g
CO2/km; for India vehicles, BEVs only.
3Addressable spend is a subset of external costs incurred
by Barclays in the normal course of business where
Procurement has oversight over spend. It excludes costs
such as regulatory fines or charges, exchange fees,
taxation, employee expenses or litigation costs and
property rent.
4Targets are considered ‘science-based’ if they are in line
with what the latest climate science deems necessary to
meet the goals and timelines of the Paris Agreement –
limiting global warming to well below 2°C above pre-
industrial levels and pursuing efforts to limit warming to
1.5°C.
5The performance metric reflects the number of TPSPs, by
addressable spend, that contribute to our supply chain
emissions and have science‑based targets in place. The
2025 reporting period addressable spend data is based on
data extracted on 3 November 2025.
6Our reporting of supply chain emissions includes the
following GHG Protocol Scope 3 categories: Category 1:
Purchased Goods and Services, Category 2: Capital
Goods, Category 4: Upstream transportation and
distribution. In 2025 we reported GHG emissions of
Categories 1, 2 and 4 by aggregating these under
Category 1.
7Our EUI milestone includes energy and floor space from
our campuses and offices.
8VAT, where applicable, is currently included in our
spend-based supply chain emissions data.The 2025
reporting period addressable spend data is based on data
extracted on 3 November 2025.
9In this net zero operations section, climate-related data
refers to quantitative and qualitative data that informs our net zero operations strategy. This may include but is not
limited to GHG emissions data, energy and water usage,
TPSP decarbonisation activities and industry data on
climate scenarios.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	60

Implementing our climate strategy (continued)

TCFD Strategy Recommendation B
Reducing our Scope 1 and 2 emissions
Global real estate portfolio
We are making progress towards our 2030 Scope 1
and 2 location-based emissions reduction
milestone, having by the end of 2025, reduced
these emissions by 62% against a 2018 baseline.
This progress was driven by:
•A reduction in our operational energy demand
from the consolidation of our global real estate
portfolio.
•Improvements in energy efficiency of our global
real estate portfolio.
•The targeted electrification of our global real
estate portfolio and our vehicle fleet.
KWh
•The decarbonisation of external grids in the
markets where we operate.
We continued to progress decarbonisation
initiatives across our real estate portfolio by
implementing transformation projects across
several of our campuses. For example, by the end
of 2025:
•We installed 2.33 MW of on-site renewable
electricity capacity across our global real estate
portfolio, with the Whippany1 campus making
the largest contribution through the installation
of 3,400 solar panels.
•At 1 Churchill Place2, upgrades to the building
management system (BMS), installation of solar
panels and multi-function units contributed to an
estimated 11%3 year on year reduction in the
building's electricity consumption.
These transformation projects are complemented
by our ongoing efforts to improve energy
efficiency across selected locations in our global
real estate portfolio. For example, in 2025 as part
of our energy optimisation programme at our
Pune4, Noida5 and Mumbai6 locations we adjusted
our BMS during periods of low or no occupancy to
reduce these properties' energy demand. These
types of initiatives have contributed to a 51%
reduction in our energy consumption across our
global real estate portfolio compared to 2018.

Figure 1: Impacts of our energy optimisation programme at our Pune campus[7]
A
B

Working day	Public holiday	Weekend day

A	Energy consumption with adoption of energy optimisation programme
B	Energy consumption with no energy optimisation programme
As we advance the energy optimisation programme
and invest in energy-efficient equipment across
selected locations in our global real estate portfolio,
we recognise that energy savings may fluctuate over
time and will be realised progressively as those
improvements begin to take effect. By the end of
2025, the energy use intensity (EUI) of our
corporate offices8 was 234 kWh/m²/year, an
increase from prior year driven by our corporate
office footprint consolidation. Overall, however, we
have been operating our corporate offices more
efficiently, as our EUI has reduced by 26% against a
2018 baseline.
In addition to transformation projects and ongoing
energy efficiency activities, we are working with
our landlords to pursue electrification and energy
efficiency upgrades through our Green Leasing
Toolkit. Since its launch in 2023, we have
embedded green lease clauses9 into 68% of newly
acquired or renewed offices and campus leases. This
is a significant development given our leases makes
up a substantial proportion of our Scope 1 and 2
emissions.
In 2025 we updated our Sustainability Design and
Construction Checklist, by including nature-related
considerations that align to our initial real estate
LEAP10 (Locate Evaluate Assess Prepare)
assessment findings11. This work is helping us to
better understand and manage potential nature-
related impacts within our real estate portfolio.
To manage our nature-related impacts, we are also
delivering on our zero waste programme12. Across
our campuses13 we have an ambition to achieve and
maintain TRUE (Total Resource Use and
Efficiency) zero waste certified projects by the end
of 2035. By the end of 2025, we diverted 56% of
our campuses'  waste away from landfill,
incineration and the environment, against a
milestone to divert 90% by the end of 2035.
Technology
In 2025, we built and launched our Managed Lab
Service at our Radbroke campus - a secure micro
data centre environment to support validation and
testing of current and next‑generation IT hardware
and software. The facility is intended to support
our resilience, end-of-life management capabilities
for our IT infrastructure, and adoption of emerging
low-emission technologies, including the testing of
direct liquid cooling capabilities.
Corporate vehicle fleet
By the end of 2025, as part of our commitment to
Climate Group’s EV100 initiative, we achieved our
milestone to have 100% of our UK corporate
vehicle fleet transition to electric vehicles (EVs).
We have also made progress in transitioning our
global corporate vehicle fleet to electric vehicles
(EVs) or ultra-low emissions vehicles (ULEVs)
having transitioned 68% of our 5,216 global fleet.
We continue to monitor market developments,
such as the adoption of Zero Emission Vehicles
(ZEVs, which emit zero emissions at the tailpipes),
as we transition our global fleet to EVs. We also
recognise we are largely dependent on transport
policy and infrastructure decarbonisation in the
markets where we operate. These factors will
influence our ability to progress towards our 2030
milestone.
Notes:
1Buildings 100, 300 & 400, Jefferson Park, Whippany, NJ
07981, USA.
21 Churchill Place, Canary Wharf, London, E14 5HP, UK.
3Data represents reduction when comparing September 2024
and September 2025 electricity consumption for 1 Churchill
Place.
4Gera Commerzone SEZ, Eon It Park Road, Kharadi, Pune,
411014, India.
5Candor Techspace, Institutional Plot No 2, 1& 2 Blk B,
Sec-62, Gautam Budh Nagar, Uttar Pradesh, Noida, 201309,
India.
6Nirloin Knowledge Park, Wing B Block B-6, Off Western
Exp Hwyi, Goregaon (East), Mumbai, 400063, India.
7Figure 1 represents the energy use patterns on a normal
working day, a public holiday and a weekend day, at our
Pune campus, which has adopted the energy optimisation
programme. It highlights the resulting reduction in
energy consumption from the programme, a trend we
have observed across locations in our global real estate
portfolio implementing the programme.
8Our EUI milestone includes energy and floor space from
our campuses and offices.
9For more detail on our green lease clauses, please see page
75 of Barclays PLC Annual Report 2024.
10Taskforce on Nature-related Financial  Disclosure’s (TNFD)
methodology.
11Refer to page 77 of Barclays PLC Annual Report 2024 to
find out more on our TNFD LEAP assessment findings.
12For more detail on the zero waste programme, please see
page 77 of Barclays PLC Annual Report 2024.
13Campuses include 1 Churchill Place, London, Radbroke,
Northampton, Glasgow, Whippany, 745 7th Avenue, New
York, Wilmington, Pune, Chennai and Noida. Chennai and
Noida have been classified as campuses in our 2025
operational emissions reporting year.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	61

Implementing our climate strategy (continued)

TCFD Strategy Recommendation B
Addressing our Scope 3 operational
emissions
In 2025, supply chain emissions accounted for the

2025
2024
2018
largest proportion (67%) of our total operational
GHG emissions1. While emissions from waste and
leased assets are comparatively lower, we remain
committed to identifying and pursuing opportunities
to reduce them. Further details on our  waste and
leased assets approach can be found in the Global real
estate portfolio section on page 60.
Supply chain
In the 2025 reporting year, we observed a 39%
reduction in our absolute supply chain emissions
relative to the 2018 baseline. While this represents
progress, it is important to note that approximately
40% of our supply chain emissions are estimated
using spend-based data. As a result, reported
reductions may not fully reflect actual
decarbonisation within our supply chain. To look
to address this limitation, we work with our TPSPs
to enhance the availability and quality of our
supply chain climate-related data, enabling more
accurate tracking of our emissions reduction
milestones.
We leverage Carbon Disclosure Project (CDP) and
EcoVadis as platforms to gather data and engage
with TPSPs. In 2025, 89% of invited TPSPs
responded to CDP, demonstrating strong
engagement across our supply chain. This enabled
us to enhance our use of primary supply chain
emissions data, reaching 60% by year-end.

Supply chain emissions primary and spend-based data

A	Spend-based data*	B	Primary data**
Notes:
* Spend-based data: data based on the calculation of the
economic value of the goods and services purchased,
multiplied by relevant industry average GHG emission
factors (i.e. Defra).
**Primary data: GHG emissions data sourced from TPSPs.
TPSP engagements also supported us to exceed our
milestone of 70% of suppliers, by addressable
spend, having science-based GHG emissions
reduction targets in place — achieving 73%.
Insights from our TPSP engagements and supply
chain emissions were incorporated into our
Supplier Transition Framework (STF)2, identifying
priority TPSPs that accounted for approximately
68% of Barclays' supply chain emissions in the
2024 reporting year. We are working closely with
these priority TPSPs and their Barclays
Accountable Executives to develop strategic,
actionable engagement plans aimed at driving
continuous improvement in data quality, climate
commitments, and decarbonisation opportunities.
Our approach is tailored to support priority TPSPs'
unique needs, recognising that they are at different
stages in their transition journeys.
We continued to upskill our TPSPs Barclays
Accountable Executives, supplier managers and
sourcing colleagues on the sustainability impact of
our supply chain to support with the delivery of the
engagement plans.
We also continued to seek to negotiate climate-
related requirements in our TPSP contract terms
and set climate-related expectations in the Barclays
TPSP CoC.
In 2025 we also began assessing our supply chain
nature-related impacts by using the LEAP
approach. Through this assessment, we identified
27 of 120 supply chain goods and services
categories with potential for significant3 nature-
related impacts. We are using these findings to
prioritise pilot engagements with selected TPSPs,
focusing on their maturity on nature-related topics.
This pilot initiative is integrated within the STF
strategic engagement plans.
Travel
Our 2025 total colleague business travel emissions
reduced by 45% compared to the 2018 baseline,
partly driven by an update in external emissions
factors and a shift in business travel behaviours.
To inform our decarbonisation approach we plan to
continue monitoring our business travel emissions
data. However, we recognise that where we can't
reduce travel, to decarbonise these emissions we
are dependent on transport and grid
decarbonisation in the markets where we operate.
Carbon credits
In 2025 we signed an offtake agreement with
UNDO4, a UK-based climate technology company,
with the intent to contribute to high-potential
climate mitigation projects. Under this agreement,
UNDO expects to permanently remove 6,5385
tonnes of carbon dioxide from the atmosphere
through enhanced rock weathering. These offtake
agreements are funded through a carbon price on
internal travel and forms part of our approach to
focus on catalytic high-integrity carbon dioxide
removal technologies. We do not use this for
carbon offsetting.
Net zero operations co-benefits
As we progress on our transition to net zero
operations, we seek to deliver strategic co-benefits
for Barclays and its key stakeholders. These
include driving cost savings - for example, through
the energy optimisation programme - strengthening
operational resilience, identifying commercial
opportunities by collaborating with Climate
Ventures and Unreasonable Impact companies, and
building stronger relationships with TPSPs and
clients.
Notes:
1In this net zero operations section, our total accounted
operational GHG emissions include Scope 1, Scope 2
(location-based) and Scope 3 Category 1-8 and 13. Scope
3 Category 3 and 7 currently are not part of our net zero
operations approach.
2For more detail on the Supplier Transition Framework
structure, please see page 57 of  the Barclays Transition
Update.
3Significance is determined through ENCORE (Exploring
Natural Capital Opportunities, Risks, and Exposure) a
industry-standard tool to help businesses assess how they
may depend on and impact nature.
4To find out more please see our press release with
UNDO: home.barclays/news/press-releases/2025/09/
barclays-backs-british-climate-tech-pioneer-undo-in-
landmark-car/
5This offtake has not been netted against our operational
emissions, as we continue to focus our efforts to reduce
our operational emissions consistent with a 1.5oC-aligned
pathway.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	62

Implementing our Climate Strategy (continued)

TCFD Strategy Recommendation B

Embedding climate and sustainability into our business

We are embedding climate and sustainability throughout Barclays, taking into account the impact of climate-related risks and opportunities on our businesses, strategy and financial planning.

Impact of climate-related risks
and opportunities on our business,
strategy and financial planning
Barclays’ 2025 financial planning process included
a review of our strategy, its implementation, and
tracking of our progress against climate-related
targets – as well as capturing a view of climate-
related risks and opportunities.
During 2025 we continued to enhance our monthly
reporting framework to cover a view of the balance
sheet and revenues from sustainable and transition-
related activity. This supports our ability to review
our Sustainable and Transition  Finance portfolio at
greater granularity and improve relevant business
engagement through the financial planning process.
Enhancements were made to help us further
evaluate the portfolio's performance and identify
opportunities to maximise revenue generation
activities.
We also considered impairment over the horizon of
the financial plan. There are no associated material
amendments required to the 2025 financial plan.
All key businesses and applicable functions are
involved in integrating climate-related risks and
opportunities into our financial planning process.
Implementing our climate strategy is managed
through central Sustainable Finance teams under
the Group Head of Sustainable and Transition
Finance.
For example:
•Our climate strategy is a factor in our finance
planning process with a pathway towards aiming
to achieve this as well as risks and opportunities
reviewed with business heads.
•We continue to develop our sustainable and
transition finance to ensure that we have a full
offering for our clients and customers.
•We strive to continue to decarbonise our own
operations, reducing our Scope 1 and 2
emissions and our Scope 3 operational
emissions.
•We measure and track progress towards our
financed emissions reduction targets through our
BlueTrack methodology.
•We conduct portfolio reviews to monitor
whether business activities are conducted within
Barclays’ mandate and aligned with our
expectations, and whether they are of an
appropriate scale relative to the risk and reward
of the underlying activities. Mandate & Scale
Exposure Controls form part of our overall Risk
Appetite Control Framework and climate risks
have been integrated into annual credit portfolio
reviews for elevated risk sectors since 2020. We
continue to monitor against mandate and scale
limits linked to scoring within our Client
Transition Framework.
The 2025 financial planning process used a five-
year baseline scenario to consider the impacts of
climate risks. The baseline scenario implicitly
considered the impact of current and agreed
climate policies across the UK, US and EU on key
macroeconomic variables (such as GDP growth
and unemployment rates), consistent with market
consensus forecasts. The outcome of this
assessment found only a de minimis impact from
climate-related factors on those macroeconomic
variables used to project financial performance.
We will continue to review how climate risks
manifest in the economy through a baseline
scenario.
Workstreams specifically related to finance have
been further embedded within our overall global
financial planning processes, including dedicated
climate management reporting information. Further
details of how this work has served as an input in
our five-year financial planning process and are set
out below – including our approach to Sustainable
and Transition Finance, targets and capital
investments.
During the 2025 financial planning process we
assessed the financial impact of embedding
individual parts of our climate strategy, new
initiatives and targets across our businesses.
A range of scenario analyses were undertaken
during 2025 with the aim to further uncover areas
of risk and opportunity, as well as integrate climate
scenario analysis into our strategic and financial
planning. This included a climate aware Internal
Stress Test with the results allowing Barclays to
also understand resilience to climate risks in this
scenario.
The strategic review of sustainable and transition
finance was also refreshed during the year across
key businesses. The review built upon both new
and previously identified commercial
opportunities. The output was considered in the
financial planning process, including incremental
revenue, cost and capital. For further detail on the
strategy, please see the ‘Sustainability and climate-
related opportunities identified over the short,
medium and long term' on page 35.
The planning process included an assessment of
our financed emissions portfolios for the eight
high-emitting sectors where we have set absolute
emissions or emissions intensity targets: Upstream
Energy, Power, Cement, Steel, Aviation,
Automotive manufacturing, UK Commercial Real
Estate and UK Agriculture, as well as our UK
Housing portfolio for which we have set a
convergence point. The impacts of our current
plans to achieve these targets (where applicable)
are considerations and factors in our financial
planning process.
Barclays continues to engage with our clients to
support them in the transition to a low-carbon
economy. Our current financed emissions
reduction targets are not currently forecasted to
materially impact financial performance over the
next five years.
The financial planning process also covered a
review of our net zero operations strategy.
We will continue to endeavour to further enhance
how Barclays' climate strategy is embedded into
the way we think about financial planning over the
coming years – reflecting on the progress we made
during 2025.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	63

Implementing our Climate Strategy (continued)

TCFD Strategy Recommendation B
Incentives
Financial and non-financial measures, including
key climate and sustainability-related measures, are
considered in the determination of the Group
incentive pool and the incentive outcomes for the
Executive Directors of Barclays PLC. Measures
are reviewed annually to ensure they reflect the
Group’s strategic priorities.
The incentive pool is also adjusted to take account
of risks, both crystallised and potential future risks,
and consideration is given to vulnerabilities across
all of Barclays’ principal risks, which include
climate risk.
Climate and sustainability-related measures are
included as part of the Executive Directors’ Long
Term Incentive Plan (LTIP), reflecting the long-
term nature of our ambition, and that progress is
expected to be non-linear and is best assessed over
a multi-year period. For the 2026-2028 LTIP, an
overall weighting of 25% is allocated to the
broader category of measures relating to
Sustainability, customers and clients.
The Group Executive Committee members
responsible for Barclays’ five business divisions
have specific sustainability-related objectives
relevant to the businesses they manage against
which their performance is assessed at the end of
each year.
Performance for all colleagues is assessed against
individual performance objectives, which are
aligned to the consistently excellent standard and
include sustainability considerations where
applicable. Specific sustainability-related
objectives will depend on the role of the individual.

Further details can be found in our Remuneration report from page 116

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	64

Resilience of our strategy

TCFD Strategy Recommendation C

Scenario analysis

Climate scenario analysis forms a key part of
Barclays' approach to assessing and
quantifying the impact of physical and
transition climate risks on the bank's
portfolios. We use this to better understand
the significant uncertainty that arises from
how climatic weather patterns will change, as
well as the rapidly evolving nature of the
climate transition from government policies,
new technologies and changing individuals'
sentiment.

Through climate scenario analysis, the risks and
uncertainties can be translated into financial impacts
to Barclays, allowing us to better understand the
resilience of the business strategy. The scenarios
explored in this section are under a stressed pathway.
Barclays uses climate scenario analysis primarily for
(i) understanding Barclays’ resilience to climate
scenarios, (ii) as a consideration within its financial
planning process, (iii) as a consideration within its
assessment of Expected Credit Losses reported under
IFRS 9. More detail on the Expected Credit Losses
uses can be found on page 242.
Barclays has progressively developed its internal
scenario analysis capabilities, developing new
climate assessment methodologies, running internal
targeted exercises with external subject matter
experts, and participating in regulatory climate stress
testing.
Barclays continues to build its use of scenario
analysis to explore and further understand the
evolving landscape – identifying areas of risks and
opportunities – to challenge existing assumptions of
future climate pathways and measure the risks that
climate change poses to the Group.

Barclays' resilience to climate scenarios

Two stress tests incorporating climate risk
were conducted during 2025, each with its
own scenario aligned to a less than 2°C
pathway, to assess Barclays’ financial
resilience to transition and physical risks.
Firstly, the 2025 Internal Stress Test (IST)
featured a scenario with climate risk drivers
over a five-year period. Secondly, a climate-
based Reverse Stress Test (RST) was run
with a shorter-term focus, designed to test
resilience to extreme, near-term climate
events.
Based on the results of the scenario analysis
performed to date, our view is that Barclays'
strategy remains resilient to climate
scenarios. Given the evolving climate
landscape, we seek to further enhance our
capabilities and modelling to refine our
understanding of Barclays' resilience to
various climate scenarios, particularly given
high uncertainty in this area.

Internal Stress Test
The 2025 Internal Stress Test was conducted as a
Group-wide exercise across all portfolios over a
five-year period, with the scenario specifically
designed to evaluate Barclays’ ability to withstand
both climate-related and traditional
macroeconomic risks. This year’s scenario placed
greater emphasis on physical climate risks than in
previous years, featuring two years of stormy and
wet weather followed by three years of hot, dry
conditions with droughts and wildfires.
Scenario
The 2025 Internal Stress Test (IST25) scenario was
designed to be climate-aware, with climate risk
drivers incorporated into the development of
macroeconomic factors. By doing so, the exercise
directly addresses Barclays’ climate-related
vulnerabilities, while complementing conventional
macroeconomic stress testing.
To achieve this, Barclays leverages its in-house
scenario design capabilities, enabling a more
tailored approach and deeper understanding of our
risk profile. Rather than relying solely on external
scenarios, such as those provided by the Network
for Greening the Financial System (NGFS), we
developed our own scenario for several reasons:
1)Baseline assumptions differ: External
scenarios typically assume a stable
macroeconomic backdrop. Our approach layers
climate stress on top of an already stressed
macroeconomic environment.
2)Policy outlook has shifted: Global climate
policy continues to evolve rapidly. Since the
NGFS established its baseline assumptions,
significant changes have occurred, particularly
in the United States.
3)Barclays-specific vulnerabilities: We sought to
test risks unique to our portfolios. For example,
given our substantial UK mortgage exposure, we
incorporated an extreme flood event in London
and The Wash region in eastern England to
better assess these vulnerabilities, rather than
relying on the more generic shocks used by
external scenario providers.
The scenario narrative was designed over a five-
year timeframe aligned with Barclays' Medium
Term Planning and Internal Stress Testing
scenarios time frame. Specific variables were
expanded using subject matter expert judgement by
Barclays' internal Global Economic Scenarios and
Climate Risk teams to assess both physical and
transition climate risks.
The exercise is designed to complement
conventional Barclays macroeconomic stress
testing, and seeks to understand:
1)How transition policies can influence
conventional macroeconomic stressed
environment pathways and severity.
2)The incremental impact of climate above
macroeconomic stressed pathways.
3)How physical risk events may impact key
Barclays’ exposures.
The climate scenario consists of three
chronological stages, as depicted in the below
chart. These stages include initial policy
announcements that trigger immediate asset
repricing, while more stringent policy requirements
unfold over a longer time horizon - dampening
recovery in years 3 to 5. Against this backdrop, the
scenario stages also incorporate physical risk
considerations:  In the first two years, severe
‘stormy and wet’ weather occurs, characterised
through floods and hurricanes. This is followed by
three years of ‘hot and dry’ weather, resulting in
water stress and wildfires.  The insurance market
tightens in the face of increased claims, with
restricted risk appetite in high-risk zones and to
key perils. Events create greater societal awareness
of physical risks and their damages, shifting
preferences towards lower risk assets.
Implications and policies of the three stages are
outlined below:

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	65

Resilience of our strategy (continued)

TCFD Strategy Recommendation C
Stage 1:
Consumer preferences shift toward greener
products and practices, particularly in the UK and
EU, while consumption is cut to cope with the
recessionary environment. Behavioural shifts are
pronounced at sector level as consumers turn away
from firms who finance carbon-heavy industries.
Investors reassess their participation with certain
firms. Those with heavy exposure to brown income
and/or assets, combined with poor transition plans,
are negatively impacted in equity markets – with
capital reallocated to greener firms.

Scenario impact (Illustrative only)

A series of risk events triggers a
sharp shift in consumer
preference for greener products,
with regional divergence in the
intensity of change. Investors
reassess exposure to brown assets,
resulting in significant market
repricing—a ‘Climate Minsky’
moment.

Low carbon investments surge
while regional climate policy
divergence grows, with transition
leaders advancing measures like
expansion of Emissions Trading
Scheme (ETS), introduction of
Carbon Border Adjustment
Mechanism (CBAM), ICE
phaseouts and energy mandates.
Carbon prices stay high but stabilize in early adopters, where technology drives green jobs and low-carbon growth. Late adopters implement similar policies to catch up.

Stage 2:
Regional climate policy divergence grows as the
UK, EU and China forge ahead as leaders on the
transition, with India pivoting because of increased
energy security concerns, and the US continuing to
focus on domestic fossil fuel energy production,
putting downward pressure on oil and gas prices.
Low-carbon investments surge due to accelerated
investment in the power grid and electric vehicles
(EV) infrastructure, supported by declining costs
and efficiency increases.
In 2028, the UK and EU accelerate or announce
additional climate policies. Governments rapidly
scale-up investment in EV charging infrastructure
to speed up the automotive sector’s transition.
Existing emissions trading schemes are
strengthened to align with a 1.5°C pathway,
triggering a significant carbon price shock in 2028.
This slows economic recovery and leads to
heightened inflation as production costs rise due to
increased energy costs, although some of these
impacts are partially offset by substantial public
and private investment aimed at enabling a faster
transition. Carbon Border Adjustment Mechanisms
(CBAMs) are introduced, causing supply-side
shocks and increased trade frictions. Proposals to
tighten EPC minimum standards are accelerated,
bringing forward compliance deadlines for Buy-to-
Let, Social Housing, and UK Commercial Real
Estate properties to achieve EPC rating C or above.
In the US, no additional climate policy is assumed
at this stage. Nevertheless, some indirect effects
are felt from the transition in Europe, primarily
through reduced demand for carbon-intensive US
exports as CBAMs decrease their competitiveness,
and global fossil fuel price shocks.
Stage 3:
By 2029, carbon price growth in the UK and EU
slows but remains high. Technological progress,
coupled with global capital shifting towards low-
carbon solutions, drives the creation of new green
jobs.
In 2029, the US makes a rapid pivot back to
transition policy, aiming to catch up domestically
in low-carbon technologies. Policies similar to
those introduced in Stage 2 in Europe are
implemented, with similar inflationary impacts.
The scenario will have significant impacts on
Barclays, including:
1.Amplified market shocks: additional to existing
macroeconomic shocks, there will be further
equity and credit shocks for brown industries
and financiers, as a result of immediate
repricing.
2.Amplified credit deterioration: additional
credit risk on brown industries as a result of
lower earnings expectations and refinancing
risks.
3.Increase in frequency of physical risk events:
throughout the time horizon, there is an increase
in the occurrence of physical hazards such as
flood, hurricanes and droughts.

A	Economic Only Stress Scenario
B	Economic and Climate Stress

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	66

Resilience of our strategy (continued)

TCFD Strategy Recommendation C
Results and insights
Over the five-year horizon, the IST25 exercise
demonstrates that Barclays remains resilient under
a scenario of global economic fragmentation,
persistent inflation and a combined climate shock.
The scenario features both transition and physical
climate risks, including severe weather events and
a rapid repricing of financial assets. Following this
is a steep increase in carbon prices in the EU and
UK and accelerated policy action on energy
efficiency and real estate standards.
The Investment Bank is the main contributor to
climate-related losses under IST25, reflecting its
exposure to sectors most sensitive to transition and
physical climate risks. Losses are driven by
declining demand and sustained low prices in oil
and gas, The scenario incorporates a sharp rise in
carbon prices in the EU and UK, with the EU
Emissions Trading System (ETS) price rising to
$309/tCO2e.
The UK Mortgages portfolio is directly impacted
by both transition and physical climate risks. The
scenario assumes major flood and storm events, as
well as increased compliance costs from tightened
EPC legislation, requiring upgrades to minimum
energy performance standards by 2028.
Other portfolios, such as BUK Business Bank and
unsecured lending, are primarily affected by the
broader macroeconomic environment under stress.
While these portfolios are included in the overall
scenario, their results are not materially driven by
climate-specific factors in IST25.
The IST25 results are fully integrated into the
Group’s Internal Capital Adequacy Assessment
Process (ICAAP), informing the setting of risk
appetite and supporting the Board’s approval of the
medium-term capital plan. The scenario confirms
that the Group’s capital and liquidity positions
remain robust, with headroom above regulatory
and internal thresholds. Management actions, both
business-as-usual and strategic, provide additional
capacity to absorb stress impacts if required.
While the IST25 exercise incorporates further
enhancements in scenario design, modelling, and
risk transfer mechanisms, it is acknowledged that
results are subject to inherent uncertainties and
limitations. These include the evolving nature of
climate risk modelling, the potential for more
severe or frequent physical events, and the impact
of future regulatory changes. The Group continues
to refine its approach to stress testing, with a focus
on improving data quality, model governance, and
scenario relevance to ensure ongoing resilience in
the face of emerging risks.
Reverse Stress Test
A climate-based Reverse Stress Test was
conducted during 2025, testing the Group’s
resilience to extreme climate events that challenge
the viability of the Group's business model. The
exercise tested both physical and transition risk
drivers. For physical risk, the scenario included
more frequent and severe physical hazards
unfolding and resultant tightening of insurance
markets; for transition risk it explored a volatile
transition, where uncertainty causes challenges to
firms' business models in transition-sensitive
sectors.
Physical Risk: Extreme weather events strike in
the UK, EU and US. In the scenario, the Thames
Barrier in the UK is modelled as failing due to
inadequate funding of repairs, and an extreme
hurricane season in the US is ~3x worse than
historic averages. This leads to an insurance
'Minsky Moment', where (re)insurers rapidly
update risk appetite for severe physical risks,
leading to significant coverage restrictions,
increases to premiums and stranded assets.
Transition Risk: As a result of these physical risk
events, the pressure for transition increases, as the
ability to do so declines. Global responses are
disorderly and divergent, as they seek to reduce
GHGs whilst addressing impacts of physical risk
events, and this increases the volatility and
uncertainty over where and how fast the transition
will occur. As a result, firms struggle to establish
effective and efficient business plans, impacting
firms with green and brown exposure and causing
deterioration in financial performance.
Results and insights
Three sensitivities were assessed across the
Group’s Corporate, Mortgage, Cards and
Structured Lending and Financing portfolios,
reflecting the high level of uncertainty of the
scenario. The Group’s business model could reach
non-viability in the two most extreme cases which
tested our vulnerability to income losses and
capital increases. The exercise highlighted the
ways in which these portfolios could be the major
driver of losses in a climate scenario, particularly
due to physical risk, and provided valuable
learnings for further investigation:
1For UK Mortgages, the exercise provided
valuable insights into how concentrations of
flood risk can affect the portfolio, how acute
(severe flood event) and chronic (ongoing
precipitation saturating the ground) can interact
to cause significant floods, and highlighted the
crucial role that flood defences play in
alleviating the impact of flooding on UK homes.
2For the Corporate Portfolio, results highlighted
how physical perils can impact those with high
concentrations of assets exposed to these risks,
as well as a longer tail of firms with some of
their operating sites in sensitive locations. For
transition, the portfolio can be exposed to both a
fast and slow transition, particularly those
companies who have a concentration of green or
brown technologies.
3For Cards, the assessment focused on the US
portfolio, and demonstrated the reliance on
ongoing affordable home, health and car
insurance for customers, as well as wider
reliance on FEMA and State disaster relief
programmes.
4For our Structured Lending and Financing
portfolio, the exercise pointed out that extreme
tail risk is driven by commensurately severe
devaluation of properties in certain US states.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	67

Resilience of our strategy (continued)

TCFD Strategy Recommendation C

2025 Enhancements

During 2025, Barclays have made several key enhancements across climate scenario development, climate risk modelling, and the ways in which we embed climate learnings into our risk management.

•Climate scenarios are developed by our Global
Economic Scenarios Team using existing
scenario expansion tools and processes,
supplemented with dedicated climate analysis
for consistency and granularity. Climate
considerations are increasingly embedded within
our internal stress testing framework.
•An expanded set of climate-specific variables
enables modelling of a wider range of impacts.
For example, this year we worked with the
Barclays Commodities Research Team to assess
the likely effect of the scenario on Brent oil
prices, strengthening our climate stress-testing
capabilities.
•A new judgement-based approach model for
climate scenario design has been introduced,
establishing dedicated governance for climate
scenario development.
•Scenarios are benchmarked against the latest
NGFS short-term scenarios to ensure alignment
with industry standards.
•For UK residential mortgages, we have
continued enhancing the model for both Stress
Testing and Economic Capital assessment. The
methodology is now able to assess the impacts
of windstorm, in addition to flood, subsidence
and EPC risk. The model was also enhanced to
capture properties for which we did not have
flood or subsidence risk data by using a fallback
mechanism.
•The Corporate Model has been further enhanced
this year by the addition of a capital expenditure
module, delineating costs between clients who
are more or less well-positioned under a climate
scenario. This comes with refined assumptions,
to address the fact that not all clients can achieve
the same level of production that the economy
desires in green alternatives, and that clients
lagging behind would have to engage in further
research and development to meet product
demand.
•The model is also taking greater geographical
granularity into account, by considering regional
specific demand and price curves across
industries, to better reflect climate policy and
sentiment.
•The Commercial Real Estate portfolio continues
to be an area of focus for assessing climate risk
impacts, with additional sensitivities performed
to help understand the range of outcomes.
•The US REITs portfolio has been analysed using
a qualitative model in IST 2025, with key
considerations being physical risk drivers, e.g.
floods, hurricanes and wildfires. The REITs
book is analysed over a five-year horizon at a
property and geography level. The analysis
factors in rental revenue impact, property
valuation impact, restoration costs, operating
expense, insurance cover and debt. A sensitivity
analysis has also been conducted to validate the
model internally for all relevant parameters.

Challenges and limitations

Barclays is continuing to better its
understanding of the interlinking
relationships between climate, particularly
transition risk, and macro variables, a lack
of adequate historical data being a key
limitation to progress.

Data
There are inherent challenges in climate modelling
due to limitations in data quality and availability,
given the short history of climate assessments
within the financial services industry.
•Data coverage is often lacking, where a subset
of assets may not have the appropriate
information publicly disclosed. Climate scenario
risk analysis requires approaches and tools that
are more granular (e.g. focus on company-level
analysis), which differs from more traditional
stress-testing exercises conducted at portfolio or
sector level. This creates a need for more
granular data.
•While high data granularity is desirable to model
client-specific features, the balances between
high data granularity and the additional insights
provided must be investigated to assess the
appropriate level of modelling.
•Data coherence issues may present
inconsistencies in modelling. Emissions data is
often one-year lagged, thus where the latest
quarter/year financials are available, the
emissions data may not be reflective of the
company's operations, especially where there
has been substantial growth or decline, mergers
and acquisitions or other special activities.
Scenario
There are inherent uncertainties with scenario
design, largely attributed to limited history of the
interactions between climate risks and the
economy.
•Timing and interactions of physical and
transition risks can impact the Group's
assessment of capital adequacy and resilience.
Assumptions around such compounding effects,
while nuanced, are critical to our loss
assessment and subsequently risk management
processes and business strategy.
•There is a level of uncertainty with climate
stress-testing projections in (i) how the scenario
will manifest; (ii) how customers and clients
will react; and (iii) the final loss quantification.
•An understanding of compounding risks and
feedback loops between financial systems, the
economy, and climate risks remains a challenge,
given the lack of historical precedent of such
interactions. Over longer time horizons, it
becomes increasingly difficult to capture the
range of second-order effects as physical and
transition risks evolve, assess the rate in which
risks manifest or subside, or identify inflection
points.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	68

Important information/Disclaimers
Information provided in climate and
sustainability disclosures
What is important to our investors and stakeholders
evolves over time, and we aim to anticipate and
respond to these changes. Disclosure expectations
in relation to climate change and sustainability
matters are particularly fast moving, and differ
from more traditional areas of reporting including
in relation to the level of detail and forward-
looking nature of the information involved and the
consideration of impacts on the environment and
other persons. We have adapted our approach in
relation to the disclosure of such matters. Our
climate and sustainability disclosures take into
account the wider context relevant to these topics,
which may include evolving stakeholder views, the
development of our climate strategy, longer
timeframes for assessing potential risks and
impacts, international long-term climate and
nature-based policy goals, evolving sustainability-
related policy frameworks (and the harmonisation
or interoperability of relevant regulation) and
geopolitical developments and regional variations.
Our climate and sustainability disclosures are
subject to more uncertainty than disclosures
relating to other subjects, given market challenges
in relation to data reliability, consistency and
timeliness – the use of estimates, judgements and
assumptions which are likely to change over time,
the application and development of data, models,
scenarios and methodologies, changes in the
regulatory landscape, and variations in reporting
standards. Our approach to materiality may
continue to evolve as our, and the industry's,
understanding of climate and sustainability-related
risks and opportunities continues to develop.
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
statements.
Disclaimers
In preparing the climate and sustainability content
within the Barclays PLC annual report on Form 20-
F wherever it appears, we have:
•Made certain key judgements, estimations and
assumptions. This is, for example, the case in
relation to financed emissions, portfolio
alignment, classification of sustainable and
transition finance and revenues, operational
emissions and sustainability metrics,
measurement of climate risk and scenario
analysis
•Used climate and sustainability data, models,
scenarios and methodologies that we considered
appropriate for these purposes at the time of
deployment. Some of these were provided by
third parties, over whom we have no control,
and may have been based on differing or
unknown methodologies. The underlying
assumptions, interpretations or methodologies
may not be independently verifiable and could
be inaccurate. Climate and sustainability data,
models, scenarios and methodologies are subject
to future risks and uncertainties and may change
over time. Climate and sustainability disclosures
in this document, including climate and
sustainability-related data, models and
methodologies, are not of the same standard as
those available in the context of other financial
information and use a greater number and level
of judgements, assumptions and estimates,
including with respect to the classification of
sustainable and transition finance and revenues.
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
•Continued (and will continue) to review and
develop our approach to data, models, scenarios
and methodologies in line with market principles
and standards as this subject area matures. The
data, models, scenarios and methodologies used
(including those made available by third parties)
and the judgements, estimates and/or
assumptions made in them or by us are rapidly
evolving, including scientific evidence relating
to climate change and scenarios outlining
pathways to net zero, and this may directly or
indirectly affect the metrics, data points, targets,
convergence points and milestones contained in
the climate and sustainability content within the
annual report on Form 20-F. Further, changes in
external factors which are outside of our control
such as accounting and/or reporting standards,
improvements in data quality, data availability,
or updates to methodologies and models and/or
updates or restatements of data by third parties,
could impact – potentially materially – the
performance metrics, data points, targets,
convergence points and milestones contained in
the climate and sustainability content within the
annual report on Form 20-F. In future reports we
may present some or all of the information for
this reporting period (including information
made available by third parties) using updated or
more granular data or improved models,
scenarios methodologies, market practices or
standards. Equally, we may need to re-baseline,
restate, revise, recalculate or recalibrate
performance against targets, convergence points
or milestones on the basis of such updated data.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	69

Important information/Disclaimers (continued)
Such updated information may result in different
outcomes than those included in the annual
report on Form 20-F. It is important for readers
and users of the annual report on Form 20-F to
be aware that direct, like-for-like comparisons of
each piece of information disclosed may not
always be possible from one reporting period to
another. The 'Reducing our financed emissions'
section of the annual report on Form 20-F
highlights where information in respect of a
previous reporting period has been updated.
Page 51 sets out the data sourcing and data
quality considerations and our approach to
reporting financed emissions data. For
operational emissions, this is covered on page 59.
•Included in the annual report on Form 20-F a
number of graphics, infographics, text boxes and
illustrative case studies and credentials which
aim to give a high-level overview of certain
elements of the climate and sustainability
content within the annual report on Form 20-F
and improve accessibility for readers. These
graphics, infographics, text boxes and
illustrative case studies and credentials are
designed to be read within the context of the
annual report on Form 20-F as a whole.
•On sustainable revenues, we review our revenue
perimeter on an ongoing basis and assess our
coverage against the pure-play criteria in our
SFF and TFF. As a result, reported baseline
metrics may change from one reporting period
to another, and direct like-for-like comparisons
may not always be possible from one reporting
period to another.
There are a variety of internal and external factors
which may impact our reported metrics and
progress against our targets, convergence points
and milestones. We expect to continue to see this
impact our metrics in the future as data availability
and quality, methodologies, guidance, and best
practices for calculating our financed and
operational emissions metrics - all of which
include differing levels of estimation - continue to
evolve and be refined.
Any information contained or referred to in the
annual report on Form 20-F, in relation to any
actual or potential climate and sustainability
objective, issue or consideration is not intended to
be relied upon for EU Sustainable Finance
Disclosure Regulation classification purposes, EU
Taxonomy Regulation classification purposes, or
any other classification regimes.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	70

Governance
Our governance framework facilitates the effective
management of the Group across its diverse businesses.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	71

Board Governance
Welcome to our 2025 Board Governance report. The report sets out the composition of our Board and explains how our Board governance framework operates, alongside the key areas of focus for our Board and Board
Committees in 2025.
Aim of our governance
The primary aim of our governance is that it:
•seeks to ensure that our decision-making is aligned to our
Purpose, Values and Mindset
•creates long-term sustainable value for our shareholders, having regard to the interests of all our stakeholders
•is effective in providing constructive challenge, advice and support to management
•provides checks and balances and drives informed, collaborative and accountable decision-making.
Compliance with the Code
•Our Board Governance report reflects the requirements of the
2024 UK Corporate Governance Code (the Code) in force as at 31
December 2025.
•To view how we comply with the Code,
please see  the How We Comply section on page 107.
Certain additional information, signposted throughout this report, is available at home.barclays/corporategovernance

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	72

Directors' report: Board of Directors
Setting our strategic direction
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
•keen focus on culture and
corporate governance.
Nigel spent 36 years at Rothschild &
Co. where his last role was as Deputy
Chairman. Prior to that, he had been Co-
Chief Executive, Chairman of the Group
Executive Committee and Managing Partner
of Rothschild & Co for a decade.
Key current appointments:
•Chairman, Sadler’s Wells
•Non-Executive Director, Tetra
Laval Group
•Non-Executive Director, Oxford
Quantum Circuits Limited.
C.S. Venkatakrishnan
Group Chief Executive
Appointed
November 2021
Skills, experience and contribution:
•highly regarded leader with significant global
banking experience
•extensive background in financial markets
and risk management
•deep understanding of the business and the
areas within which the Group operates.
Prior to his appointment as Group Chief
Executive, Venkat served as Head of Global
Markets and Co-President of Barclays Bank
PLC from October 2020 and Group Chief Risk
Officer from 2016 to 2020.
Before joining Barclays in 2016, Venkat
worked at JPMorganChase from 1994,
holding senior roles in Asset Management,
Investment Banking, and in Risk.
Key current appointments:
•Board Member, Institute of
International Finance
•Chair, Financial Services Taskforce
to the Sustainable Markets Initiative
•Director and Vice Chair, Focusing Capital
on the Long Term (FCLT) Global.
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
The 100 Group of FTSE 100 Finance
Directors, a member of the UK Treasury
Financial Management Review Board and
has served on various Business
in the Community Leadership Teams.
Key current appointments:
•Non-Executive Chair, INEOS Energy
•Non-Executive Director, Defence Board,
Ministry of Defence
•Chair, The Royal Navy and Royal
Marines Charity
•Senior Independent Director,
The Francis Crick Institute.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	73

Directors' report: Board of Directors (continued)
Robert Berry
Independent Non-Executive Director
Appointed
February 2022
Skills, experience and contribution:
•proven track record of management
of risk exposure for a global financial
institution and building a modern group-wide
risk management organisation
•strong record of integrating risk management
with strategy
•significant experience in finance, model
development and trading.
Robert's career started with NatWest (Capital
Markets) as a trader, before joining Goldman
Sachs, where he spent most of his executive
career, based in London and New York.
At Goldman Sachs, NY, Robert developed
expertise in risk management and finance
roles. He was made partner in 2008, and
latterly acted as Deputy Chief Risk Officer,
serving various firm-wide risk and finance
committees, up to his retirement in 2018. Other
senior-level experience includes serving on
boards of large charitable organisations.
Key current appointments:
•Trustee, High Watch Recovery Center
(incorporating President, Alina Lodge)
Anna Cross
Group Finance Director
Appointed
April 2022
Skills, experience and contribution:
•extensive accounting and financial
services expertise
•deep understanding of banking and
retail sectors
•significant financial leadership experience
of financial institutions.
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
Key current appointments:
•Chair, The 100 Group of FTSE 100
Finance Directors
Dawn Fitzpatrick
Independent Non-Executive Director
Appointed
September 2019
Skills, experience and contribution:
•extensive management experience of
international financial institutions
•strong financial and strategic
leadership experience
•detailed knowledge of the markets in
which the Group operates.
Dawn holds the role of Chief Executive
Officer and Chief Investment Officer at
Soros Fund Management LLC.
Her previous experience includes 25
years with UBS, most latterly as Head of
Investments for UBS Asset Management.
Key current appointments:
•Chief Executive Officer and Chief
Investment Officer, Soros Fund Management
LLC
•Non-Executive Director, Under Armour, Inc.
•Advisory Council Member, The Bretton
Woods Committee
•Chair, Financial Sector Advisory Council,
Federal Reserve Bank of Dallas
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
Mary will be stepping down from the Board
with effect from 6 May 2026.
Key current appointments:
•Senior Independent Director,
PensionBee Group PLC
•Member, UK Takeover Appeal Board

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	74

Directors' report: Board of Directors (continued)
Sir John Kingman
Independent Non-Executive Director
Appointed
June 2023
Skills, experience and contribution:
•deep background in financial services
•strong leadership qualities and chair
experience
•extensive expertise providing strategic advice
to Government.
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
2023, he was Chair of Tesco Personal
Finance plc.
Key current appointments:
•Chair, Legal & General Group Plc
•Trustee & Deputy Chair of the Board of
Trustees, The National Gallery
Diony Lebot
Independent Non-Executive Director
Appointed
March 2025
Skills, experience and contribution:
•significant leadership experience,
including extensive board level
experience, in banking and
financial services
•significant senior executive experience in
global and investment banking activities
•deep expertise in risk management.
Diony had a notable executive career with
Société Générale, holding various senior
leadership positions, where she was most
recently Deputy Chief Executive Officer, and
prior to that was Group Chief Risk Officer.
She holds non-executive board roles at EQT
AB, one of the largest global private equity
firms, and Alpha Bank, one of the
four systemic banks in Greece.
Diony is a member of the Board of Barclays
Bank Ireland PLC (Barclays Europe).
Key current appointments:
•Non-Executive Director, Alpha Bank
•Non-Executive Director, EQT AB
Mary Mack
Independent Non-Executive Director
Appointed
June 2025
Skills, experience and contribution:
•extensive leadership experience within the
financial services industry
•strong operations, strategic and
transformation experience
•deep understanding of retail, consumer
lending and small business banking.
Mary had a distinguished executive
career with Wells Fargo (and its
predecessor institutions) in multiple senior
leadership roles across a wide range of banking
businesses.
Most recently, she was Chief Executive
Officer of Consumer and Small Business
Banking, having previously held senior
executive roles in Consumer Lending,
Community Banking and Wealth
Management and Retail Brokerage. Mary
retired from Wells Fargo in 2024 and
Mary currently serves on the board of US
listed company, Martin Marietta Materials,
Inc.
Key current appointments:
•Non-Executive Director,
Martin Marietta Materials, Inc.
Marc Moses
Independent Non-Executive Director
Appointed
January 2023
Skills, experience and contribution:
•strong technical finance background in
accounting and audit-related matters
•significant board and senior executive-level
risk management experience
•extensive knowledge of banking and
financial services.
Marc is a chartered accountant and his
financial services experience extends over
43 years, initially as a trader and then in
senior executive roles as an audit partner
at PwC, and Chief Financial Officer of JP
Morgan Europe.
He joined HSBC in 2005 where he was
Group Chief Risk Officer for nine years and
joined the Group board as an executive
director in 2014. He retired from HSBC
in 2019.
Key current appointments:
•Non-Executive Chair, Orenda FS B.V.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	75

Directors' report: Board of Directors (continued)
Brian Shea
Independent Non-Executive Director
Appointed
July 2024
Skills, experience and contribution:
•deep experience of financial services sector
•strong operations, technology and
transformation experience
•detailed knowledge and understanding of US
financial regulation.
Brian is Chair of Barclays Execution Services
Limited (BX). Brian's executive and non-
executive career extends to over 40 years in the
financial services industry. He was Vice
Chairman and Chief Executive Officer of
Investment Services at Bank of New York
(BNY) Mellon from 2014 until his retirement
in 2017.
Prior to this, he served in a variety
of executive roles, including as Chief
Executive Officer of Pershing, LLC. (a BNY
Mellon company). He is a former non-
executive director of Fidelity National
Information Services, Inc. and has also
held several US securities industry
and regulatory board and advisory committee
positions.
Key current appointments:
•Board of Directors, Ameriprise Financial, Inc.
•Board of Directors, RBB Fund, Inc.
•Board of Trustees, Catholic Charities
of the Archdiocese of New York
Julia Wilson
Independent Non-Executive Director
Appointed
April 2021
Skills, experience and contribution:
•significant board and executive-level
strategic and financial leadership experience
•extensive accounting, audit and financial
services expertise
•strong UK regulatory experience.
Julia is a chartered accountant and was
the Group Finance Director of 3i Group
plc, having served on its board from 2008 until
she stepped down in June 2022.
Prior to joining 3i, she was Group Director
of Corporate Finance at Cable & Wireless
where she also held a number of finance-
related roles.
Julia was appointed a Non-Executive
Director at Legal & General Group Plc
(L&G) in 2011. She chaired L&G’s Audit
Committee between 2013 and 2016 and was
Senior Independent Director from 2016 until
she stepped down from L&G in March 2021.
Julia previously served as the Chair of The
100 Group of FTSE 100 Finance Directors.
Julia is a Non-Executive Director of Bunzl
plc and is the Chair of the Bunzl plc Board
Audit Committee.
Key current appointments:
•Non-Executive Director, Bunzl plc
Hannah Ellwood
Group Company Secretary
Appointed
February 2023
Relevant skills and experience:
Hannah is the Group Company Secretary for
Barclays, and a standing attendee of the Group
Executive Committee. She is an experienced
lawyer and company secretary with significant
experience in Board and executive-level
governance and leads the global Corporate
Secretariat function.
Career:
Hannah joined Barclays in September 2012 as
Chief of Staff to the Investment Bank General
Counsel, moving to Barclays Corporate
Secretariat in 2016. Hannah was appointed
Group Company Secretary in
February 2023, having served as Deputy
Company Secretary of Barclays PLC since
2018. Hannah has in-depth knowledge of
legal, risk corporate governance, regulatory
disclosure and market conduct matters. Prior
to joining Barclays, Hannah was a Senior
Associate in the London Corporate practice
of Clifford Chance LLP.
Hannah is an active contributor to industry and
governance best practice. She is a member of
the Listing Authority Advisory Panel, which
provides independent advice and challenge to
the Financial Conduct Authority, representing
views of participants in primary markets.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	76

Directors' report: Group Executive Committee
Leading the execution of our strategy
The Group Executive Committee (ExCo), as the most senior
management committee for the Barclays Group, supports the
Group Chief Executive in executing Barclays' strategic priorities.

C.S. Venkatakrishnan Group Chief Executive
Wally Adeyemo Group Head of Strategy and Transformation
Stephen Dainton President of Barclays Bank PLC and Head of Investment Bank Management
Cathal Deasy Global Co-Head of Investment Banking
Matt Hammerstein Chief Executive Officer of the UK Corporate Bank and Head of Public Policy and Corporate Responsibility
Vim Maru Chief Executive Officer of Barclays UK
Tristram Roberts Group Human Resources Director
Stephen Shapiro Group General Counsel
Taylor Wright Global Co-Head of Investment Banking

Anna Cross Group Finance Director
Craig Bright Group Co-Chief Operating Officer and BX Co-Chief Executive Officer
Anne Marie Darling Group Co-Chief Operating Officer and BX Co-Chief Executive Officer
Matt Fitzwater Group Chief Compliance Officer
Adeel Khan Head of Global Markets
Denny Nealon Chief Executive Officer for Barclays US Consumer Bank (USCB) and Barclays Bank Delaware (BBDE)
Taalib Shaah Group Chief Risk Officer
Sasha Wiggins Chief Executive of Private Bank and Wealth Management

Changes in ExCo during 2025
In July 2025, we welcomed Craig Bright and
Anne Marie Darling as Group Co-Chief
Operating Officers and Co-Chief Executive
Officers of BX. We are grateful for the
contribution made by Alistair Currie (Group
Chief Operating Officer and Chief Executive
Officer of BX), who stepped down from his
role in June 2025.
To support the Group Chief Executive in
driving the delivery of the Group's strategy,
a new role of Group Head of Strategy and
Transformation was introduced. We were
pleased to welcome Wally Adeyemo in this
role in October 2025.
Standing attendees
The Group Chief Executive continues to
extend a standing invitation on ExCo to:
•Gijs Borghouts, Group Chief Internal
Auditor
•Hannah Ellwood, Group Company
Secretary
•Anita Tanna, Group Chief of Staff.
Ex-officio posts
ExCo continues to utilise ex-officio
positions on the Committee to promote
diversity of thought, provide specialist input
and bring new perspectives,
with each appointee serving a four-
month rotation.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	77

Directors’ report: Our governance framework
A governance framework to facilitate
effective decision-making
Committed to high standards of corporate governance
to drive long-term sustainable value for our shareholders.

Group structure
Barclays PLC

BBPLC Barclays’ non-ring-fenced operations
Barclays Europe Barclays US LLC Barclays Bank Delaware
Barclays PLC (BPLC) is the Group’s parent company and is listed on the London Stock Exchange.
Each of the Group’s key operating entities - Barclays Bank PLC (BBPLC), Barclays Bank UK PLC (BBUKPLC), Barclays Bank Ireland PLC
(Barclays Europe), Barclays US LLC and Barclays Bank Delaware (BBDE)  - has its own board (with executive and non-executive directors)
and board committees. These main operating entities are supported by our Group-wide service company, BX, which also has its own board comprised of executive and non-executive directors, and provides technology, operations and functional services to businesses across the Group.
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
•facilitate the effective management of the
Group by our Group Chief Executive and
his ExCo across our five operating
divisions; and
•support and provide oversight and
constructive challenge to the Group’s
major subsidiary boards in the UK,
Ireland and the US, having regard to
the legal, regulatory and independence
requirements applicable to those entities.

BBUKPLC Barclays’ ring- fenced bank

BX Barclays’ service company
Generally, there is one set of operating
principles for the Group. Group-wide
frameworks, policies and standards are
adopted throughout the Group unless local
laws or regulations require otherwise (for
example, the ring-fencing obligations
applicable to BBUKPLC), or ExCo decides
otherwise in a particular instance.
Corporate Governance
Operating Manual
Our Corporate Governance Operating
Manual sets out how the Group’s significant
subsidiaries (and their respective boards and
board committees) should interact with each
other and with management. It also provides
guidance and clarity for management and
Directors as to how these relationships and
processes should work in practice. This is a
dynamic document that evolves alongside
the changing nature of the Group.
The role of the Board
The Board sets the purpose, strategic
direction and risk appetite for the Group and
is the ultimate decision-making body for
matters of Group-wide strategic, financial,
regulatory and/or reputational significance.
The Board also has direct oversight of
matters relating to culture.
Membership of the BPLC and BBPLC
Boards is partially consolidated to drive
efficiency and co-ordination, whilst also
reducing complexity and unnecessary
duplication. Consequently, the BBPLC
Board is composed of a subset of the BPLC
Board, with all members of the BPLC Board
(except for the SID, Chair of BBUKPLC
and at least one other Non-Executive
Director) also serving on the BBPLC Board.
We believe that having members of the
BPLC Board serving as the Chairs of some
of the Group’s main operating entities
supports improved efficiency, oversight,
escalation and co-ordination while ensuring
an appropriate focus is given to matters
relevant to each entity.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	78

Directors' report: Our governance framework (continued)

Board governance framework

Barclays PLC Board

Responsible for the overall leadership of the Group (with direct oversight of strategy, culture and strategic reputational matters relating to the Group)

Board Nominations Committee	Board Audit Committee	Board Risk Committee	Board Sustainability Committee	Board Remuneration Committee

Oversees the composition of, and appointments to, the Board, Board Committees and ExCo.	Oversees financial reporting and monitors the internal control environment.	Oversees the Group's risk profile, risk appetite and management of principal risks.	Oversees climate and sustainability matters.	Sets the principles and parameters of remuneration policy.

For more information, see page 84.	For more information, see page 92.	For more information, see page 100.	For more information, see page 105.	For more information, see page 116.
Matters reserved to the Board
Our Matters Reserved to the Board sets out
the matters reserved solely for the decision-
making power of the Board. These matters
include material decisions relating to
strategy, risk appetite, medium term plans,
capital and liquidity plans, risk management
and controls frameworks, strategic
reputational matters and the approval of
financial statements, large transactions,
share allotments, dividends and share buy-
backs.
Responsibility for the Group’s business on a
day-to-day basis has been delegated by the
Board to the Group Chief Executive,
supported by his ExCo, to make and
implement strategy and operational
decisions.
Information provided to the Board
The Group Chairman is responsible for
setting the Board’s agenda, primarily
focused on strategy, performance, value
creation, culture and stakeholders. In
addition, the Group Chairman is responsible
for ensuring that Board members receive
timely and high quality information to
enable sound decision-making and promote
the success of BPLC.
The Group Company Secretary, working in
collaboration with the Group Chairman, is
responsible for ensuring good governance
and information flow to support the Board’s
effectiveness.
In addition to presentations delivered to the
Board and Board Committees as part of
formal meetings, Board members are kept
informed of key developments during the
year outside of meetings through updates
from the Executive Directors, ExCo and
senior management.
Directors have access to the advice of the
Group Company Secretary and are also able
to seek independent and professional advice
at Barclays’ expense, where required, to
enable them to fulfil their obligations to
BPLC.
Board Committees
The Board is supported in its work by its
Committees: the Board Nominations
Committee, Board Audit Committee, Board
Risk Committee, Board Sustainability
Committee and Board Remuneration
Committee. Each Board Committee has its
own terms of reference setting out its remit and
decision-making powers. The Board may
from time to time establish ad hoc
Committees to oversee specific matters as
and when they arise.
The Board Committees are comprised solely
of Non-Executive Directors, with the
exception of the Board Sustainability
Committee of which the Group Chief
Executive is an Executive member. In that
role, the Group Chief Executive brings
invaluable strategic insights to the
Committee’s discussions, including external
perspectives from his outside engagements.
The Chairs of each Board Committee report
regularly on their Committee's work to the
Board. You can read more about the work of
each Board Committee later in this
Governance report.
Conflicts of interest
The Board has the authority to authorise
Director conflicts of interest in accordance
with the Companies Act 2006 and BPLC’s
articles of association (Articles). This
ensures that the influence of third parties
does not compromise the independent
judgement of the Board.
Directors are required to declare any
potential or actual conflicts of interest that
could interfere with their ability to act in the
best interests of BPLC.
A conflicts register recording actual and
potential conflicts of interest is maintained,
together with any Board authorisations of
conflicts. Authorisations are for an indefinite
period, but are reviewed on an annual basis
by the Board. The Board also considers the
effectiveness of the conflicts authorisation
process. The Board retains the power to vary
or terminate conflicts authorisations at
any time.
Attendance at Board meetings
Directors are expected to attend every Board
meeting. Where a Director is not able to
attend a Board meeting, the relevant
Director's views are generally made known
to the Group Chairman in advance of the
meeting. The Group Chairman also meets
privately with the Non-Executive Directors
on a regular basis.
Details of Director attendance at Board
meetings during 2025 are set out on the next
page, and details of Director attendance at
Board Committee meetings are set out in the
report of each Board Committee.
Board effectiveness
The effectiveness of the Board, Board
Committees and individual Directors is
assessed on an annual basis. As permitted by
the Code, an internally facilitated effectiveness
review was carried out for 2025. You can read
about the results of the 2025 review, as well as
progress against the recommendations from the
externally facilitated Board review for 2024, in
the report of the Board Nominations
Committee from page 84.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	79

Directors' report: Our governance framework (continued)
Division of responsibilities and Board meeting attendance
Roles on the Board
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
table below.
Attendance at Board meetings
The table below provides details of Director attendance at Board meetings during 2025.

Role on Board	Meetings attended/eligible to attend	Ad hoc meetings attended/eligible to attend[6]	Responsibilities
Chair
Nigel Higgins[1]	7/7	5/5
The Chair is responsible for:
•leading the Board and its overall effectiveness in directing the Company
•promoting a culture of openness and inclusion, and facilitating and encouraging open, constructive challenge and debate between all Directors
•ensuring the Board has a clear understanding of shareholder views.

Group Chief Executive
C.S. Venkatakrishnan	7/7	5/5
The Group Chief Executive, supported by his ExCo, is responsible for:
•managing the Group’s business on a day-to-day basis and making and implementing operational decisions
•leading Barclays towards the achievement of its strategic objectives and implementing the strategy set by the Board
•promoting and demonstrating the appropriate culture, values and behaviours, including Barclays’ Purpose, Values and Mindset.

Senior Independent Director
Brian Gilvary	7/7	3/5
The SID is responsible for:
•providing a sounding board for the Chair; serving as a trusted intermediary for the other Directors and shareholders, when necessary
•maintaining contact as required with major shareholders to understand their issues and concerns, and ensuring the Board is aware of their views
•leading the appraisal of the Chair’s performance, at least annually.

Group Finance Director
Anna Cross	7/7	5/5
The Group Finance Director is responsible for:
•together with the Group Chief Executive, the achievement of financial targets for the
Group
•providing strategic and functional leadership of the Finance functions
•managing and responding to feedback on Barclays' business performance from investors, financial institutions, regulators and auditors.

Non-Executive Directors
Robert Berry	7/7	5/5
Non-Executive Directors (including the Chair and SID) are responsible for:
•providing effective oversight, strategic guidance and constructive challenge
•helping to develop proposals on strategy and empowering the Executive Directors to implement the Group’s strategy while scrutinising and holding to account the performance of management and Executive Directors against agreed performance objectives
•with the support of the Board Nominations Committee, the appointment and removal and succession planning for Executive Directors.
Notes:
1As required by the Code, the Group Chairman was independent on appointment.
2Diony Lebot was appointed to the Board with effect from 17 March 2025.
3Mary Mack was appointed to the Board with effect from 1 June 2025.
4Tim Breedon stepped down from the Board with effect from 30 April 2025.
5Diane Schueneman stepped down from the Board with effect from 31 January 2025.
6One ad hoc meeting was a combined Board and Board Risk Committee meeting. Owing to other commitments, some Directors were unable to attend certain ad hoc Board meetings, however they received papers in advance and had the opportunity to share their views with the Group Chairman ahead of the meetings.

Dawn Fitzpatrick	7/7	3/5
Mary Francis	7/7	5/5
Sir John Kingman	7/7	5/5
Diony Lebot[2]	6/6	3/4
Mary Mack[3]	5/5	2/2
Marc Moses	7/7	4/5
Brian Shea	7/7	5/5
Julia Wilson	7/7	5/5
Former Directors
Tim Breedon[4]	1/1	2/2
Diane Schueneman[5]	0/0	0/1

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	80

Directors’ report: Key Board activities
Key Board activities in 2025
Overseeing delivery of our three-year strategy and transformation initiatives.
Throughout 2025, the Board maintained its focus on overseeing management's execution of the Group’s three-year strategy and supporting transformation initiatives, whilst also considering the new financial and operational targets through to 2028, to be announced on 10 February
2026. The Board received regular updates on the main business divisions and progress against existing targets, as well as briefings on matters of Group-wide significance, with consideration given to the impacts of the evolving macroeconomic, geopolitical and regulatory landscape on the Group's performance and operations, alongside strategy.
The Board recognises that the rapidly changing technological environment presents both opportunities and challenges, necessitating an ongoing focus on digital innovation whilst ensuring the resilience of the Group’s operations. You can read more about the Board’s oversight of technology transformation in the Technology spotlight on page 83.

Spotlight on

Culture
The Board recognises that a
positive culture aligned to our
Purpose, Values and Mindset is
fundamental to our long-term
success.
During 2025, the Board reviewed the
progress to embed the Group-wide
‘consistently excellent’ (CE) cultural
change programme and discussed its
continued importance to delivering the
Group's strategy.
The Board discussed performance against
CE dashboard metrics and colleague
sentiment expressed through Your View
survey results.
As part of this, the Board considered
colleagues’ understanding of, and
engagement with, CE, and opportunities to
make it easier for colleagues to achieve a
consistently excellent standard. The Board
reflected on the focus areas for 2026 to drive
further change through the organisation,
with key dependencies identified as being
further simplification of the operating
environment and continued colleague
support.
Furthermore, to provide ongoing focus to
CE as a pillar that supports the delivery of
strategy, the Board requested that progress
updates be presented alongside updates on
Group transformation initiatives.
Board members also had the opportunity
to hear about Group culture first hand
through engagement with colleagues
during the year, examples of which are set
out in the table below. This included a
visit to Barclays' campus at Pune by
certain Board members, which provided
the opportunity to engage with colleagues
on a number of themes, including how
they are enabling process simplification
and automation (including using AI
responsibly), and digitalising customer
journeys to deliver more personalised and
integrated customer and client
experiences.

March	April	May			June

Leadership Accelerator Programme Closing Event	India Visit	Annual General Meeting	Markets Floor Walk	Future Leaders Group Networking Reception	Citizenship, Inclusion & Opportunity Awards
London	Pune	London	London	New York	London
Audience: Colleagues	Audience: Colleagues	Audience: Shareholders	Audience: Colleagues	Audience: Colleagues / Clients	Audience: Colleagues

September	October		November

Managing Director Alumni Event	Global Family Office Forum	Annual General Meeting	US Consumer Bank Immersion	Barclays Professional Services Conference
London	London		Delaware	London
Audience: Colleagues	Audience: Clients		Audience: Colleagues	Audience: Clients

Mary Francis at the Managing Director alumni event

Dawn Fitzpatrick and Sasha Wiggins at the Global Family Office Forum

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	81

Directors’ report: Key Board activities (continued)

Stakeholder groups
Customers and clients	Society
Colleagues	Investors
Key focus areas
The following two pages highlight the key areas of focus for the Board during 2025 and the key stakeholder groups central to the matters considered and decisions taken.

Strategy
Topic	Board activity
Strategy and business review
•Strategy was considered regularly during the year,
including through dedicated corporate strategy
sessions at the September and December Board
meetings.
•Reviewed and discussed the 2025 Medium Term
Plan (MTP).
•Reviews of the main operating businesses
throughout the year enabled the Board to consider
the key risks and opportunities for each of the
businesses and monitor their progress against the
targets set in our three-year plan.
•Reviewed and evaluated an update on the entity and
location strategy for Barclays Europe.
Key decisions
•Approved the 2025 MTP.
•Confirmed continued support for the re-
domiciliation of Barclays Europe to France.

Strategic transactions
•In support of Barclays’ strategy to simplify and
focus on growing key businesses, the Board
assessed strategic opportunities for the Group and
received updates on the progress of key strategic
transactions across the Group.
Key decisions
•In Q1 2025, approved Barclays’ long-term strategic
partnership with Brookfield Asset Management
Limited in relation to our payment acceptance
business.
•In Q3 2025, approved the acquisition of Best Egg,
Inc. by BBDE.

Supporting implementation of strategy
•Monitored the progress made against the delivery of
transformation initiatives to support implementation
of the Group’s strategy. This included spotlights on
customer journeys and operating effectiveness.

Climate and sustainability strategy
•Considered progress on the Group’s climate and
sustainability strategy through reports from the
Board Sustainability Committee, with a focus on the
Barclays Transition Update.
•Received an update on the Group’s sustainable
finance strategy, reviewing performance against
targets and the development of the business,
including in the context of the macro environment.
Key decisions
•In early 2025, approved the 2024 Group Modern
Slavery Statement.
•Approved the Barclays Transition Update.

Culture, colleague and inclusion
Topic	Board activity
Culture, colleague engagement and talent
•Considered the evolution of the organisation's
culture through regular updates on the embedment
of the Group-wide Consistently Excellent
programme and Your View colleague survey
results. Please see the spotlight on Culture on page
80 for further details.
•Reviewed progress on the talent excellence
programme, aimed at enhancing practices to
identify, assess and develop high potential talent
across the organisation. This included consideration
of the success measures and proposed outcomes for
the programme.
•Considered Barclays’ method of workforce
engagement to confirm it remained effective in
facilitating meaningful, regular two-way dialogue
with colleagues.
•Considered Barclays' workforce policies and
practices and key focus areas in 2025.
•Board members engaged with colleagues at events
during the year, examples of which are set out on
page 80.
Key decisions
•Confirmed that Barclays’ method of workforce
engagement has been effective in 2025.
•Confirmed that Barclays’ workforce policies and
practices are consistent with Barclays’ Values and
support Barclays’ long-term sustainable success.

Inclusion and opportunity
•Received updates on Barclays' inclusion and
opportunity strategy which seeks to create a
workplace where everyone feels valued and
respected, within a culture of belonging and equal
opportunity.
•Considered an updated version of the Board
Inclusion and Opportunity Policy in December 2025
and February 2026, to ensure the policy continues to
reflect the Group's inclusion and opportunity
strategy.
Key decisions
•Approved the updated Board Inclusion and
Opportunity Policy.

Please see the Colleagues section from page 26 for further information on Barclays’ workforce engagement mechanisms and initiatives to continue to embed a CE standard of delivery.

Details of the Board Inclusion and Opportunity Policy can be found in the Board Nominations Committee report from page 84.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	82

Directors’ report: Key Board activities (continued)

Risk, resilience, recovery and resolution
Topic	Board activity
Risk profile
•Regularly reviewed the Group's risk profile,
compliance risk profile and emerging risks, taking
into consideration the impact of the macroeconomic,
regulatory and geopolitical environment. This
included consideration of updates from management
on market conditions, the impacts for Barclays and
how these were being managed, including in
response to market events early in 2025, in addition
to a geopolitical update regarding the outlook for
2026.
•Received regular updates on financial crime risk,
including the Group-wide programme to enhance
financial crime capabilities.
Key decisions
•Approved Barclays' Risk Appetite Statement.
•Approved updates to the Group Enterprise Risk
Management Framework (ERMF).

Resolution and recovery
•Received an update on Barclays' resolvability
arrangements, including the testing and assurance
activities completed in 2025, and a Group resolution
simulation planned for 2026 to ensure our resolution
capabilities are execution-ready.
•Considered the Group Recovery Plan, including the
options available to execute in a severe financial
stress.
Key decisions
•Approved the Group Recovery Plan.

Technology, operations and resilience
•Considered the Group’s annual operational
resilience self-assessment in respect of the Group’s
Important Business Services (IBS). The Board
subsequently discussed changes to the impact
tolerance thresholds for certain IBS following a
review after the 31 January 2025 IT incident that
impacted Barclays' business in the UK. The Board
maintained close oversight of the IT incident review.
•Closely monitored the progress of the Group-wide
programme to enhance Barclays’ cybersecurity
capabilities and drive long-term resilience. The
Board also considered the priority workstreams for
the programme in 2026.
•A number of Board members participated in a crisis
event simulation exercise focused on governance
and decision-making in relation to a cybersecurity
scenario.
•Continued to consider how to bring deeper
technology advice and additional technology focus
and insight to the Board, reflecting the importance of
digitisation and technology-driven innovation to the
Group’s strategy. This included considering the
remit of the BX Board within this context.
Key decisions
•Approved changes to the impact tolerance thresholds
for certain IBS.
•Agreed to bring the oversight of strategic technology
matters within the remit of the BX Board.

Finance
Topic	Board activity
Financial performance and reporting
•The Group Finance Director provided regular
updates to the Board which included reporting on
the financial performance of the Group and business
divisions, including progress against targets and
monitoring market reaction to the Group’s financial
results.
Key decisions
•Approved the BPLC Annual Report and Accounts
for the year ended 31 December 2024.
•Approved Q1 2025, HY 2025 and Q3 2025
financial results announcements.
•Upon the recommendation of the Board Audit
Committee, confirmed the reappointment of KPMG
as the Group statutory auditor with effect from the
2027 financial year.

Capital and liquidity position and distributions
•Monitored the Group’s capital and liquidity position
and considered distributions proposals, including a
new quarterly cadence for share buy-backs.
•Received an update on the Group’s capital
management practices.
Key decisions
•Approved a full year dividend for the year ended 31
December 2024 of 5.5p per ordinary share and a full
year share buy-back for 2024 of up to £1bn.
•Approved a half year dividend of 3.0p per ordinary
share for the six months ended 30 June 2025 and a
half year share buy-back of up to £1bn.
•Approved a Q3 2025 share buy-back of up to £500m.

Governance and regulatory matters
Topic	Board activity
Succession
•On the recommendation of the Board Nominations
Committee, considered succession planning and
proposed changes to Board and Board Committee
membership.
Key decisions
•Approved the appointment of Diony Lebot and
Mary Mack as Non-Executive Directors and, in
February 2026, the resignation of Mary Francis.

Regulatory engagement and oversight
•Representatives from our key regulatory
stakeholders were invited to Board meetings in
order to strengthen relationships and share feedback
on their priorities and areas of focus for Barclays.
Meetings were also held between individual
Directors and regulatory stakeholders throughout
the year.
•Considered updates on public policy and regulatory
developments impacting the Group and Barclays’
priorities and response in the context of these
developments.

Consumer Duty
•To support the Board’s oversight of Consumer Duty
across the Group, it received a Consumer Duty
Dashboard and, subsequently, the Consumer Duty
Annual Board Reports for BBPLC and BBUKPLC.
•With input from the BBPLC Consumer Duty
Champion, the Board considered the approach to
the broader oversight and coverage of customer
service and good customer outcomes through Board
reporting and discussions.

The Technology spotlight on the next page provides further details on the Board's oversight of technology transformation across the Group.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	83

Directors’ report: Key Board activities (continued)

Spotlight on

The Board's oversight of technology
To support the continued and robust

VISA
Barclays Board of Directors
Technology Immersion Visit
09 June 2025
VISA
Barclays Board of Directors
Technology Immersion Visit
09 June 2025
©2025 Visa. All rights reserved. Visa Confidential

oversight of technology transformation,
and in recognition of the strategic
significance of transformation to
the Group’s longer-term success,
the Board not only thoroughly assessed
how management executed its plans, but
also remained dedicated to continually
deepening its own understanding of
emerging technologies and its impact on
Barclays’ capabilities.
As the organisation advanced its digital
transformation - enhancing digital, data and
AI expertise, and streamlining customer
journeys and their related processes - the
Board recognised the ongoing need to
engage deeply in these rapidly-evolving
fields.
Building a deeper understanding included
hearing from others, including those at the
forefront of academic research in digital
transformation, leaders driving the next
generation of technology change, and
organisations that have executed or are
currently undertaking similar
transformations, having learned the lessons
critical to success.
In support of this objective, in June 2025,
Board members, together with some
members of Group ExCo, visited San
Francisco to learn about technology
transformation and to hear from leaders of
world-leading organisations about how
their businesses have successfully
navigated digital transformations, the pace
of change and the cost of inaction. This
provided the Board with an opportunity to
reflect on how these lessons could be
applied to Barclays, including the role of
the Board in navigating the change ahead.
The Board spent time with the Chairman
and Research Scientists from the
Massachusetts Institute of Technology
(MIT) Center for Information Systems
Research, learning about best practices for
integrating technology expertise into the
Board, the potential of emerging
technologies, and the Board’s role in
fostering responsible innovation and
managing these risks.
This was followed by engagement with five
organisations that exemplify the
capabilities and outcomes of successful
digital transformation, including digital
engagement with customers, use of data,
streamlined and digitised processes, and
agile execution of change.
The emphasis of these engagements
was on the successful adoption of tech
innovation in digital, data and AI to
enhance organisational capabilities
and performance.
Supported by the San Francisco trip, the
Board has continued to make technology
transformation a key focus area. The
strategic ambition for Barclays beyond
2026 underscores the role of technology in
our core purpose and long-term ambitions.
The next phase of the strategy focuses on
greater investment capacity to further
deepen customer and client relationships,
enhance resilience against cyber threats and
realise further efficiency and productivity
improvements through new technologies
and responsible deployment of AI. This
includes the Board's continued review of
the approach to AI governance (including
the internal policies and standards relating
to AI) and adoption and the use cases being
deployed within Barclays.

BX Board's role in the oversight of strategic technology matters
Barclays Execution Services Limited (BX) is
the Group-wide service company providing
technology operations and functional services
to businesses across the Barclays Group. The
Board recognises the rapidly-evolving nature
and use of new technology, data and AI in the
delivery of these services, and in 2025
considered how to bring greater relevant insight
to the Board. It was determined that this would
be best achieved by specifically including
oversight of strategic technology matters within
the remit of the BX Board, alongside its wider
oversight of the operational, service delivery
and performance

aspects of technology. To support this
increased remit, and provide greater
independent oversight, changes have been
made to the composition of the BX Board
which now comprises a majority of
independent non-executive directors. The BX
Board is chaired by Brian Shea, who provides
valuable connectivity between the Board and
BX Board. During 2025, Duriya Farooqui and
Prof Sir Anthony Finkelstein were appointed as
new independent BX Non-Executive Directors,
joining Avid Larizadeh Duggan, who has
served on the BX Board since 2021. It is
anticipated further

independent BX Non-Executive Directors will
be appointed in 2026. Collectively, the
independent BX Non-Executive Directors
bring wide-ranging experience across
financial services transformation, operations,
technology, cybersecurity and resilience, and
innovation. In addition, new BX Co-CEOs
(and Group Co-COOs) Anne Marie Darling
and Craig Bright were appointed in 2025. A
schedule of technology-centred education
sessions for the Board, and regular updates
from the BX Chair and BX Co-CEOs,
commenced in 2025 and will continue during
2026.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	84

Directors' report: Board Nominations Committee report
Supporting delivery of Barclays’
strategy through robust succession
planning
Focused on composition, succession and effectiveness to support continuity of strong leadership

Board Nominations Committee
Nigel Higgins Chair, Board Nominations Committee

Committee membership[1] and meeting attendance[2] during 2025[3]

Member	Meetings attended/ eligible to attend
Nigel Higgins	2/2
Brian Gilvary	2/2
Julia Wilson	2/2

Notes
1The Group Chairman chairs the Committee,
with its membership composed solely of
independent Non-Executive Directors.
2In addition to its members, Committee
meetings were attended by representatives
from senior management, including the Group
Chief Executive and Group HR Director.
3There were two scheduled meetings of the
Committee in 2025 with no ad hoc meetings
(2024: three meetings, no ad hoc meetings).

Dear Shareholders
The Committee’s primary focus is to ensure
that the Board and its Board Committees and
ExCo continue to have an optimal balance of
skills, experience and knowledge to support
delivery of the Group’s strategy which is
considered with input from the wider Board.
Key to this is robust succession planning to
ensure continuity of strong leadership. As
part of that succession planning, this year we
welcomed Diony Lebot and Mary Mack to
the Board as independent Non-Executive
Directors. Diony brings strong experience in
banking, financial services, and European
regulatory matters, and Mary similarly has
deep expertise in financial services, in
particular in the area of consumer banking.
We recently announced that Mary Francis
will be retiring from the Board, as a member
of the Board Remuneration and
Sustainability Committees and as Chair of
the BBPLC Board Remuneration
Committee, in each case with effect from 6
May 2026. As such, Mary will not seek re-
election at the 2026 AGM. In addition, and
as reported in our 2024 Annual Report,
Diane Schueneman retired from the Board,
the Board Audit and Nominations
Committees and as Chair of the BX Board,
in each case with effect from 31 January
2025, whilst continuing to serve as a non-
executive director of Barclays US LLC. On
30 April 2025, Tim Breedon retired from the
Board, whilst maintaining his role as Chair
of Barclays Europe.
The Committee and the Board are extremely
grateful for Mary, Tim and Diane’s
significant contributions to Barclays during
their respective tenures. None of Mary, Tim
nor Diane raised any concerns about the
operation of the Board or management.
During 2025, the Committee also oversaw
additional changes to Board Committee
composition, including Diony’s appointment
to the Sustainability Committee and my
appointment as a member of the
Remuneration Committee. With regard to
ExCo succession, both the Committee and
the Board receive regular updates from
management on succession planning,
including hearing directly from the Group
Chief Executive and the Group Human
Resources Director, and in 2025, the
Committee approved the appointment of
new Group Co-Chief Operating Officers and
a Group Head of Strategy and
Transformation as members of ExCo.
You can read more about the Committee’s
priorities and activities during 2025 below.
Looking ahead to 2026, the Committee
remains focused on the need to continue to
review and refresh the skills on the Board
and Board Committees and on ExCo
composition as part of our ongoing
succession planning activity.
Nigel Higgins
Chair, Board Nominations Committee
9 February 2026

Role of the Committee

The role of the Committee is to, among
other things:
•ensure the Board is comprised of
individuals who are best able to
discharge their duties and
responsibilities;
•oversee the appropriate assessment of
the suitability of Directors, members
of the ExCo and other key personnel;
•support and advise the Board in
ensuring that the Company has the
appropriate corporate governance
standards and practices in place that
are consistent with best practice; and
•keep the Board’s governance
arrangements under review.

The Committee’s terms of reference are available at home.barclays/who-we- are/our-governance/board- committees/

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	85

Directors' report: Board Nominations Committee report (continued)

Composition

The Committee reviews the composition
of the Board and assesses recruitment
priorities for Non-Executive Directors,
considering the necessary skills,
experience, knowledge and independence
essential for an effective Board,
supporting robust succession planning.
Changes to Board and Board Committee
composition during 2025 are noted
above. Details of the tenure and industry
and leadership experience of Directors is
set out in the table below. Biographies of
each Director are available from page 72,
detailing their skills, expertise,
experience, Board Committee roles, and
other principal appointments.

Board size
The Committee considers that the size of the
Board (13 Directors, as at 31 December
2025) is appropriate and contributes to its
effectiveness.
The Committee recognises that assessing the
optimal size of the Board is a critical
component of medium- and longer-term
succession planning. In this context, careful
consideration is given to ensuring that the
Board remains small enough to facilitate
effective collaboration and efficiency, while
being sufficiently sized to provide a
comprehensive mix of skills and
perspectives. This approach supports robust
succession planning and accommodates
Directors’ additional roles and
responsibilities on Board Committees, as
well as their participation on the Boards of
BBPLC, BBUKPLC, Barclays Europe, BX,
and other Group subsidiary boards. Both the
Committee and the Board continue to
believe that it is advantageous for Group-
wide decision-making to have the Chairs of
the Group’s significant subsidiaries sit on
the BPLC Board, where possible,
considering that this provides connectivity
with the significant subsidiaries, bringing
with it important insight into Board
discussions.
Non-Executive Director
independence
The Committee and the Board consider all
of the Non-Executive Directors to be
independent.
The Committee assesses the independence of
our Non-Executive Directors on appointment
and thereafter on an annual basis, having
regard to the independence criteria set out in
the Code. As part of this process, the
Committee considers each Director’s length
of tenure, which, in line with Code guidance,
is one of a list of factors outlined in the Code
that can affect independence and makes any
recommendations to the Board accordingly.
In early 2026, the Committee reviewed the
independence of all Non-Executive
Directors serving on the Board as of
31 December 2025.
Reflecting that Nigel Higgins, Dawn
Fitzpatrick and Brian Gilvary have each
served on the Board for over six years, each
of them were subject to a  thorough  review
of their continued independence. The
Committee remains satisfied that the length
of their tenure has no impact on their
respective levels of independence or the
quality and effectiveness of their
contributions.
Notwithstanding her intention to retire from
the Board in May 2026, in light of her nine
year tenure, the Committee undertook a
rigorous assessment of Mary's continued
independence.
The Committee and the Board consider that
length of tenure is only one of the factors to
be considered with respect to Director
independence, and accordingly, that tenure
alone should not result in a loss of
independence. Following careful
consideration, the Committee concluded that
Mary remains independent in accordance
with the other circumstances listed in
Provision 10 of the Code.
In reaching this conclusion, the Committee
and the Board considered that Mary’s
breadth of financial services sector
experience, strong focus on reputation risk
management, promoting board governance
values and culture and her detailed
understanding of the interaction between
public and private sectors continue to bring
significant value to Board discussions,
providing constructive challenge to
management and demonstrating objective
judgement.
With these factors in mind, the Committee
and the Board consider it appropriate for
Mary to continue as an independent Non-
Executive Director until her retirement in
May 2026.

Board Composition as at 31 December 2025

Length of tenure (Chairman and Non-Executive Directors) (number of Directors)

Industry and leadership experience[1] (number of Directors)

Financial services

Political/Regulatory experience

Current/recent Chair/CEO

Accountancy/Auditing

Operations/Technology

0-3 years

3-6 years

6-9 years

9+ years

International experience (number of Directors)[1,2]

UK

US

ROW[3]
Notes:
1Individual Directors may fall into one or more
categories.
2International experience is based on the
location of the headquarters/registered office
of a company.
3Rest of the world.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	86

Directors' report: Board Nominations Committee report (continued)

Process for appointments

The Committee oversees Board
appointments, ensuring that
appointments are based on merit against
objective criteria and give due
consideration to the Board Inclusion and
Opportunity Policy. When appointing
Board members, the Committee
considers the necessary skills,
experience, independence and knowledge
to maintain the Board's effectiveness and
the delivery of the Group’s strategy, with
due regard to the benefits of inclusion.
Board appointments are made following
a merit-based, formal, thorough and
transparent process. The Committee
facilitates this process with support from
external search consultancy firms.

Non-Executive Director
recruitment
The Committee regularly reviews its skills-
based recruitment priorities for Non-
Executive Director recruitment. These
priorities serve as the foundation for targeted
searches, enabling the Board to maintain
orderly succession planning and achieve an
optimal blend of expertise and experience
among its members. The Committee
reviewed and updated these priorities during
2025, considering changes in the composition
of both the Board and the Committees during
the year.
Our current recruitment priorities include
identifying potential candidates who can
bring additional technology experience and
insights to the Board, as well as a
professional with deep US investment
banking experience, reflective of our US
operations. A recruitment priority has also
been agreed for a candidate with a UK PLC
background (or equivalent) with deep
experience of executive leadership, having
held the role of CEO or similar, able to
provide challenge, advice and support to
management.
Independent search firms, Egon Zehnder,
Perrett Laver, CZ Partners and Russell
Reynolds Associates, assisted in our focused
external mapping and recruitment efforts to
identify additional Non-Executive Directors
to enhance the Board’s skill set in 2025.
None of these firms have any connection to
Barclays or any of the Directors other than to
assist with searches for executive and non-
executive talent. Open advertising for Board
positions was not used in 2025.
The Committee will continue to evaluate the
Board’s recruitment priorities for the year
ahead and further assess the required skills
and experience for prospective candidates,
seeking to ensure that strong potential
candidates who can enhance the Board’s
effectiveness are identified as necessary.
Reflective of the importance that the
Committee and the Board place on
succession matters, all Board members have
the opportunity to meet with leading
candidates as part of the recruitment process.
All Directors are subject to election or re-
election (as appropriate) each year by
shareholders at the AGM.
Time commitment and conflicts
All prospective Directors are required to
disclose any significant external
commitments. These disclosures are carefully
considered by the Committee and/or the
Board to ensure that each Director will be
able to fulfill their responsibilities to Barclays
effectively.
Prior to their appointments, the Committee
thoroughly reviewed the existing
commitments declared by both Diony Lebot
and Mary Mack and was satisfied that they
each had the capacity to dedicate the
necessary time to their duties at Barclays.
The expected time commitments are agreed
with each Non-Executive Director and
encompass attendance and preparation for
Board and Board Committee meetings, as
well as sufficient time to gain a thorough
understanding of the business and complete
all required training.
The Committee and/or the Board considers
relevant regulatory and Code requirements
when considering whether a Director has
sufficient time to commit to their role, in
addition to key investor and proxy adviser
guidelines.
Directors must obtain Board approval before
accepting any significant roles outside of
Barclays, providing an estimate of the time
commitment involved. When considering
such requests, the Board examines all
relevant details, including the nature of the
external organisation, the Director’s expected
role, and the anticipated time required. In
2025, the Board approved all requests for
external appointments, having considered
that there were no actual conflicts of interest
and being satisfied that each Director
remained able to dedicate enough time to
fulfil their responsibilities to Barclays
effectively.
All Directors are expected, where
circumstances require it, to commit additional
time as necessary to their engagement on the
Board. For the year ended 31 December 2025
and as at the date of publication, the Board is
satisfied that none of the Directors are over-
committed and that each of the Directors
allocates sufficient time to their role in order
to discharge their responsibilities effectively.
A record of each Director’s external time
commitments is maintained.
You can find details of other principal
appointments for each Director from
page 72.
As at 31 December 2025, Mary Francis,
Sir John Kingman, Brian Shea, Julia Wilson,
Dawn Fitzpatrick, Mary Mack, and Diony
Lebot held external non-executive
directorships with listed companies1. No
further members of the Board held external
directorships with listed companies.
Tenure
Our Chair and Non-Executive Directors are
typically appointed for an initial term of
three years and may be invited to serve for a
further term of up to three years based on the
needs of the Board. A further extension of
tenure for an additional three year term (and
any extension beyond this) is subject to the
discretion of the Committee. In determining
whether it remains appropriate to extend the
Chair or a Non-Executive Director’s tenure,
the Committee will have regard to a number
of factors including whether the Board is
satisfied that the Director in question
continues to be independent, having regard
to the factors set out in the Code, their
performance, which is assessed annually,
whether they have the ability to dedicate
sufficient time to the role and the benefits of
having diversity of thought on the Board.
Note:
1‘Listed company’ means companies whose shares
are listed and traded on a regulated stock
exchange, excluding appointments within the
Barclays Group, and directorships held with the
same group or within undertakings (including
non-financial entities) in which the relevant firm
holds a qualifying holding.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	87

Directors' report: Board Nominations Committee report (continued)
The Board approved a three year extension
of tenure for each of Robert Berry and Nigel
Higgins, and a further year for Mary Francis
in February 2025 and in September 2025,
the Board approved the extension of Dawn
Fitzpatrick’s tenure for a further three year
term.
During 2026, each of Marc Moses and Sir
John Kingman reach their three year
anniversaries on the Board, and Brian
Gilvary reaches his six year anniversary.
Having undertaken a review of Non-
Executive Director tenure and having due
regard to the factors referred to above, the
Committee and the Board agreed to extend
the tenure of each of Marc, Sir John, and
Brian for a further three year term.
The Board approved a short extension of
Mary Francis' tenure, who has served on the
Board for over nine years, aligned to her
retirement from the Board with effect from 6
May 2026, in order to conclude orderly
arrangements for Mary’s succession as
BBPLC Board Remuneration Committee
Chair. An announcement will be made in
due course confirming the successor to the
role of Chair of the BBPLC Board
Remuneration Committee.
New Director induction
A tailored induction programme is delivered
for all new Directors appointed to the Board.
This provides them with an understanding of
the Group, its purpose, strategy, business
areas and key issues it currently faces.
After Diony Lebot and Mary Mack were
appointed in 2025, they each participated in
a comprehensive induction programme. This
included sessions about the Group’s
strategy, culture and stakeholder
environment, as well as Board and Board
Committee structure. They also met with
other Board members, the chairs of
significant subsidiaries, and senior
executives from across the business and key
Group functions.
Director training and development
The Committee, together with the Group
Company Secretary, supports the Group
Chairman in facilitating continuous training
and development for Directors. Directors are
encouraged to participate in regular training
and development sessions integrated within
the Board and Board Committee schedules,
and may additionally request tailored
training as required.
In 2025, Directors enhanced their business
knowledge through Board/Committee deep
dives into the Group's operating divisions
and key Group functions, including Legal,
Risk, Compliance, and Internal Audit. The
Board also received regular updates on
corporate governance matters and certain
Barclays’ Compliance Risk policies,
including financial crime, as well as an
annual briefing on the Senior Managers
Regime.
Technology
In 2025, the Board visited San Francisco to
spend  time with experts and leaders in the
field of digital transformation to deepen its
own understanding of the pace and scale of
this technology revolution. You can read
more about the Board’s technology-focused
visit to San Francisco on page 83.
Bank capitalisation briefing
In light of the evolving regulatory landscape,
the Board received a comprehensive briefing
on bank capitalisation by an external expert.
The briefing provided an update on capital
regulation, varying global approaches to
bank capitalisation, and potential future
impacts for the banking sector.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	88

Directors' report: Board Nominations Committee report (continued)

Succession

The Committee is responsible for
succession planning, ensuring that
Barclays maintains an optimal mix of
skills, experience and effectiveness on
the Board, its Committees, and the ExCo,
taking into consideration both present
and future business requirements.
This remit encompasses medium-term
initiatives, such as the orderly refreshing
of the Board, Committees, and ExCo, as
well as long-term preparations aimed at
identifying and developing the skills
likely to be needed on the Board and
ExCo in the years ahead.

The Committee and the Board have
continued to focus on the development of a
broad and deep bench of future leaders
across the business. More information is set
out in the Non-Executive Director
recruitment section of this report.
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
plans.
As noted above, the Committee considered
changes to ExCo during the year, including
approving the appointment of new Group
Co-Chief Operating Officers and a Group
Head of Strategy and Transformation. You
can read about the changes to ExCo during
2025 on page 76.
During the year, the Committee received
updates regarding ExCo and executive talent
and succession planning. Ensuring there is a
strong talent pipeline remains a key
consideration for the Committee and the
Board.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	89

Directors' report: Board Nominations Committee report (continued)
Board Inclusion and Opportunity
Policy
On the recommendation of the Committee,
the Board adopted an updated version of the
Board Inclusion and Opportunity Policy in
February 2026, to ensure the policy
continues to reflect the Group's inclusion
and opportunity strategy.
The policy confirms that the Board aims to
meet the recommendations of the FTSE
Women Leaders Review regarding gender
balance on boards and the Parker Review on
ethnic representation on boards.
The policy confirms the Board’s support for
the Group’s culture in which Barclays is
committed to continuing to build an
inclusive workplace.
Workforce composition within
ExCo, Exco direct reports and the
wider workforce
Barclays is committed to an inclusive
workplace where everyone can be their best
and meet the fullest extent of their ambitions
and capability. As a global company we do
all this by complying with the local
requirements in the jurisdictions
in which we operate. You can read more
about Barclays' approach to inclusion within
the Colleagues section from
page 26.
In 2025, Barclays continued to have one ex-
officio position on Group ExCo, with each
appointee serving for a four-month rotation.
This initiative helps to build technical
industry knowledge, broaden the existing
extensive experience of our most senior
leaders and helps to develop diversity of
thought at the highest level.
There are additional initiatives and actions
being taken across our businesses to further
strengthen the senior leadership pipeline. We
continue to offer sponsorship and mentoring
programmes to strengthen individual
development and work with senior
recruitment partners to build and broaden
our talent pipeline.

Effectiveness

The Committee ensures that a formal and
rigorous review of the performance of
the Board, Board Committees and
individual Directors is undertaken each
year. In line with the requirements of the
Code, the review is facilitated externally
every three years.

Progress against the 2024 Board
effectiveness review
The 2024 Board effectiveness review
was facilitated externally. The table
set out on page 90 sets out the key
recommendations for the Board outlined
in the 2024 review and actions taken
during 2025 to address them.
2025 Board effectiveness review
The 2025 review of the performance of the
Board, Board Committees and individual
Directors was conducted internally.
Feedback from 2025 review
Feedback from the review confirmed that
the Board continues to operate effectively
and highlights the collegiate culture around
the board table. Discussions are noted to be
respectful, bringing a broad range of
perspectives and contributions. Meetings are
considered to be well-chaired, with the
review recognising the Chairman’s
thoughtful and inclusive style.
The review commented positively on the
relationship between the Board and
management, with discussions reflecting an
appropriate balance of support and
constructive challenge. The Board's
engagement with management on key
strategic matters and the progress of our
three year plan was commented on
favourably.
Board composition was considered to be
strong, bringing a range of diverse and
complementary backgrounds as well as deep
financial services expertise, with good
structure around Board succession planning.
The review noted that Board members
continue to welcome the introduction of
external perspectives into the Board,
deriving value from the discussions and
briefing sessions which were scheduled
during the course of the year.
The interaction between the Board and the
Board Committees was commented upon
favourably, noting that reports from the
Committee Chairs were helpful in ensuring
the Board has appropriate visibility of key
matters and emerging themes. Feedback
from the review confirms that concurrent
meetings of the BPLC and BBPLC Boards
and Board Committees remain effective and
continue to work well in practice.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	90

Directors' report: Board Nominations Committee report (continued)

Recommendation from 2024 review	Actions taken during 2025
In light of the Group’s three-year strategy
announced in early 2024, consider how future
agendas might be best shaped to support continued
discussion of the execution of the Group’s three-
year strategic plan and the Group’s longer-term
strategy.

•Progress against the Group’s three-year
strategic plan was discussed with senior
management in every Board meeting,
including opportunities for potential inorganic
opportunities that align with the Group’s
strategy.
•Updates on execution of strategy were also
provided through regular Transformation
Office updates and non-financial performance
reviews, including  consideration of the role of
technology in supporting the delivery of the
Group’s strategy and plans.

Reflective of the changes to the senior management
structure announced as part of Barclays three-year
strategy, maintain focus on succession planning to
continue to develop a deep and broad bench of
future leaders.

•Talent was covered as part of regular business
reviews presented to the Board, as well as
updates on the Group’s Talent Excellence Plan
and updates to the Committee and the Board
on executive talent and succession planning.

Consider how best to bring greater focus and insights on Tech, Data and Digital matters into the Boardroom.
•The Board spent time discussing how to
deepen technology input into the Board  and
agreed (i) to bring the oversight of strategic
technology matters within the remit of the BX
Board, with regular reporting to the Board
from the BX Chair and BX Co-CEOs, and (ii)
to include in the Board’s current Non-
Executive Director recruitment priorities a
search for a candidate to bring additional
technology experience and insights to the
Board.
•Technology was covered as part of regular
business reviews presented to the Board, as
well as through presentations on digital
strategy and the Group’s approach to insider
threat management.
•The Board participated in an intensive
technology and digital immersion event in San
Francisco in June 2025, as detailed in the Key
Board Activities section on page 83.
•There was significant focus by the Board Risk
Committee and the Board on cyber resilience
and enhancements to the cyber control
environment.

Continue to focus on the process of making papers shorter and more targeted.	•This remains an ongoing area of focus and is addressed through detailed paper reviews by the Group Chief Executive and Group Finance Director, as well as the Group Chairman and other Board members.
Identify further opportunities to bring relevant outside perspectives into the Boardroom.
•External speakers were invited to join Board
sessions to discuss topics including bank
capitalisation, an update on India in the
context of the Group's business in India,
including macroeconomic and geopolitical
perspectives, geopolitical developments and
technology.
•The Board Sustainability Committee received
a briefing from external advisors to support its
review of the Barclays’ Transition Update.
•Board members also engaged routinely with
Barclays’ wider stakeholder groups –
including shareholders, colleagues and
regulators.

Recommendations from the 2025 review
The Board will be giving further
consideration to the implementation of the
following matters during 2026:
•Consideration to be given to the structure
of Board agendas in the year ahead to:
–provide more space for the discussion of
material strategic topics
–maintain focus on the development of a
broad bench of future leaders
–deepen the Board's engagement in AI and
technology matters
•A continued focus on ensuring balanced
and targeted Board papers
•Continuing to identify opportunities to
bring external perspectives into the
boardroom.
The Board has already taken action to
address some of these recommendations,
and the other items will be subject to further
consideration and discussion through the
course of the year.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	91

Directors' report: Board Nominations Committee report (continued)

2025 Board, Board Committee and individual Director review process
Board

Board evaluation	Interviews held by SID with Board members	Findings discussed with Group Chairman and Board Nominations Committee and the Board	Board discussion and agreed action plan for 2026

Committee evaluation	Questionnaires completed by Committee members and senior management	Findings discussed with Committees	Agreed action plan for 2026

Individual Director evaluation	Group Chairman held a meeting with each Director and regularly has one- on-one meetings with Directors	SID held meeting with the Group Chairman	Confirmation of each Director’s continuing effectiveness

2025 Board Committee
effectiveness review
The Board Committee reviews are an
important part of the way Barclays monitors
and improves Committee performance and
effectiveness, maximising strengths and
highlighting areas for further development.
Following consideration of the findings of
the 2025 Board Committee effectiveness
reviews, the Committee remains satisfied
that each of the Board Committees is
operating effectively.
Review of Board Nominations
Committee effectiveness
An internal evaluation of the performance of
the Committee was conducted for 2025, in
line with the provisions of the Code. The
results of the review confirmed that the
Committee was operating effectively.
Further information on the review of the
Board and its Committees can be found in
the section above.
Individual Director effectiveness
All Directors in office at the end of 2025
were subject to an individual effectiveness
review. The Group Chairman considered
each Director’s individual contribution to
the Board, as well as any feedback received
as part of the broader Board and Board
Committee effectiveness review. The Senior
Independent Director considered the
contribution of the Group Chairman.
Based on the reviews, the Board supported
the view of the Committee that each
Director continues to be effective and
contributes to Barclays’ long-term
sustainable success. In accordance with the
Code, all of the current Directors, other than
Mary Francis who is to retire from the Board
prior to the AGM, intend to submit
themselves for re-election at the 2026 AGM
to be held on 7 May 2026.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	92

Directors' report: Board Audit Committee report
Providing oversight of the Group’s
internal control environment
Closely monitoring the integrity of our financial disclosures

Board Audit Committee

Julia Wilson Chair, Board Audit Committee

Committee membership and meeting attendance during 2025[1]

Member	Meetings attended/ eligible to attend
Julia Wilson	16/16
Robert Berry	16/16
Marc Moses	16/16
Diane Schueneman[2]	2/2

Notes 1There were 13 scheduled and three ad hoc meetings of the Committee in 2025. 2Stepped down with effect from 31 January 2025
Dear Shareholders
I am pleased to report on the Board Audit
Committee’s activities and responsibilities
for 2025. I would like to thank Committee
members for their contributions and support
and also extend the Committee’s thanks to
Diane Schueneman, who stepped down as a
Director and member of the Committee with
effect from 31 January 2025.
Throughout 2025, the Committee has been
keenly focused on the oversight of the
Group’s internal control environment.
Against a backdrop of a complex, evolving
legal and regulatory requirements and a
heightened global macroeconomic and
geopolitical threat landscape, a robust
controls framework is key to supporting a
strong internal control environment,
underpinned by a culture that recognises and
supports the ongoing work of the business to
invest in and enhance the overall control
environment. Particular areas of focus in
2025 for the Group include work to
strengthen controls relating to cybersecurity
and financial crime prevention and
detection, and to enhance processes in
relation to regulatory reporting and
regulatory change. Building on the work of
prior years, the Committee was pleased to
see the progress made by management to
simplify and enhance the Group-wide
controls framework, and progress with
longer term remediation programmes across
the Group.
The Committee has a key role in monitoring
the integrity of the Group’s financial
statements. In reviewing the Group’s
financial and narrative reporting for each
quarterly and half-year results period for
2025, the Committee carefully considered
management’s judgements in relation to key
accounting estimates and judgements. In
light of the uncertain global macroeconomic
environment, management’s approach to
expected credit losses and use of post-model
adjustments were particular areas of focus.
Specific areas of judgement outside credit
provisioning included management's
approach to provisioning for motor finance
compensation claims, and the incorporation
of Tesco Bank into the controls and
reporting frameworks.
In addition, the Committee has carefully
reviewed the external reporting of the
Group’s performance against the current
strategic targets for the period from 2024-
2026 announced in February 2024, and
supported the work of the Board in
reviewing the new strategic targets through
to 2028 to be announced on 10 February
2026.
Sustainability reporting and the impact of
climate on our financial statements
continues to be monitored as legislative and
regulatory requirements evolve particularly
in the US, Europe and the UK. The
Committee received updates on
developments in sustainability reporting
required by the European Corporate
Sustainability Reporting Directive and the
EU Taxonomy Framework for FY25.
Supported by management’s
recommendations, it also reviewed how the
impacts of climate and sustainability
reporting requirements are reflected in
preparing the Group’s financial statements.
In anticipation of the changes to provision
29 of the Code, effective from the financial
year beginning on 1 January 2026, the
Committee spent time considering
management’s proposals for the
identification of ‘material controls’ for these
purposes, including consideration of the
results of a management ‘dry run’ of how
the internal assessment of the operation of
those controls would work. The Committee
is comfortable with management’s
proposals, which will be implemented
during 2026 ahead of reporting on the new
provision 29 requirements in next year’s
Annual Report.
The Committee is responsible for overseeing
the Group’s relationship with the statutory
auditor. Barclays is required to tender the
external audit every 10 years and, as
Barclays announced in December 2024, a
formal tender process for the external auditor
was launched in early 2025.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	93

Directors' report: Board Audit Committee report (continued)
The Committee led the tender process, which
concluded in May 2025 with the Board’s
selection of KPMG as the successful firm.
Further detail on the external tender process
is set out later in this report on page 99.
The Committee is supported in its work by
the assurance conducted by Barclays Internal
Audit (BIA). The Committee attends an
annual  dedicated deep dive session on the
BIA function and how BIA is implementing
its strategic priorities, including ensuring
appropriate skills and capabilities for the
future. The Chairs of Barclays’ key
subsidiary Board Audit Committees are also
invited to this session. The Committee
monitors and assesses the performance of
BIA and was satisfied with its performance
against its objectives as agreed between the
Group Chief Internal Auditor and I at the
beginning of the year.
I continue to hold the role of Group
Whistleblowers’ Champion. Together with
the BBUKPLC Whistleblowers’ Champion,
we receive regular updates on cases being
raised via the whistleblowing channels, as
well as any potential trends or emerging
themes and key areas of focus. The
Committee also receives detailed semi-
annual whistleblowing updates as part of its
role in considering the adequacy of the
Group’s arrangements to allow colleagues to
raise concerns.
Committee effectiveness
An internal evaluation of the performance of
the Committee was conducted for 2025, in
line with the provisions of the Code. The
results of the review confirmed that the
Committee was operating effectively.
Further information on the review of the
Board and its Committees can be found in
the Board Nominations Committee report on
page 84.
Julia Wilson
Chair, Board Audit Committee
9 February 2026

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	94

Directors' report: Board Audit Committee report (continued)
Committee composition
and meetings
The Committee is composed solely of
independent Non-Executive Directors.
Membership of the Committee is designed to
provide the breadth of financial expertise and
commercial acumen that the Committee
needs to fulfil its responsibilities. Its
members as a whole have recent and relevant
experience of the banking and financial
services sector, in addition to general
management and commercial experience and
are financially literate. Julia Wilson, the
Committee Chair, who is the designated
financial expert on the Committee for the
purposes of the Sarbanes-Oxley Act 2002
(SOx), has significant corporate finance, tax
and accounting experience, including
previously serving as the Group Finance
Director of 3i plc and as Chair of the Board
Audit Committee at L&G Group plc.
In 2025, the Committee met 16 times, which
included three ad hoc meetings (2024: 16
times, including two ad hoc meetings).
Attendance by members
at Committee meetings is shown
on page 92.
Committee meetings were attended by
representatives from management, including
the Group Chief Executive, Group Finance
Director, Group Chief Internal Auditor, Co-
Group Chief Operating Officers, Head of
Group Control, Group Chief Risk Officer
and Group Chief Compliance Officer, as
well as representatives from the business and
functions, and also BBPLC senior
management (reflecting the partially
consolidated operation of the BPLC and
BBPLC Committee meetings). The lead
audit engagement partner of KPMG (Stuart
Crisp) also attended Committee meetings.
The Committee held regular private sessions
with each of the Group Finance Director,
Group Chief Internal Auditor and lead
KPMG audit engagement partner.
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
The Committee continues to work closely
with the Board Risk Committee and Board
Sustainability Committee to ensure a
consistent approach is taken in relation to
matters in which there is a connection across
remits. This interconnectivity is supported
by Committee cross-membership, including
my membership of the Board Risk and
Board Sustainability Committees.

Role of the Committee

The role of the Committee is to review
and monitor, among other things:
•the integrity of the Group’s financial
statements and related announcements;
•the effectiveness of the Group’s
internal controls;
•the independence and effectiveness of
the internal and external audit
processes;
•the Group’s relationship with the
external auditor; and
•the effectiveness of the Group’s
whistleblowing procedures.

The Committee’s terms of reference are available at home.barclays/who-we- are/our-governance/board- committees/

Further information about the skills and experience of the Committee members can be found in their biographies in the section on Our Board of Directors from page 72

Primary activities
The Committee discharged its responsibilities and ensured compliance with the Audit Committees and the External Audit: Minimum
Standard (the Minimum Standard) in 2025 through monitoring the effectiveness of the internal control environment and internal and external audit processes, as well as the integrity of financial statements and related announcements. Activities undertaken to meet the requirements of the Minimum Standard are described throughout this report.

Areas of focus	Key responsibilities of the Committee	Conclusion / action taken
Financial reporting

Fair, balanced and understandable reporting	In light of the Board’s obligation under the Code, the Committee assesses external reporting to ensure it is fair, balanced and understandable.
In addition to this Annual Report, the Committee reviewed the Group’s half-year and quarterly results announcements and associated investor presentations.The
Committee informed these reviews through:
•consideration of reports of the Group Disclosure Committee
•direct questioning of management on the transparency and accuracy of disclosures
•feedback from KPMG, including areas in which they challenged management
•consideration of the results of management’s testing of controls relating to financial reporting processes, including the output of the Group’s internal control assessments and the SOx s404 internal control processes.
The Committee provided feedback on the Group’s financial reporting disclosures, including requesting that management implement enhancements to the clarity and transparency of certain disclosures.
Having evaluated the available information, the assurances by management and
KPMG and underlying processes used to prepare the published financial information, the Committee concluded and recommended to the Board that the
Annual Report 2025 and Accounts are fair, balanced and understandable.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	95

Directors' report: Board Audit Committee report (continued)

Areas of focus	Key responsibilities of the Committee	Conclusion / action taken
Critical accounting estimates and judgements

Conduct provisions
Barclays makes certain assumptions and
estimates, analysis of which underpins
provisions made for the costs of customer
redress. The Committee analyses the
judgements and estimates made by
management to evaluate the adequacy of
the provisions.

The Committee reviewed and challenged management’s approach to conduct provisions throughout the year, supported by KPMG’s views on management’s judgement in relation to provisions. See the section below entitled ‘legal, competition and regulatory provisions’ for details on how the Committee considered the provision raised in relation to motor finance. The Committee was satisfied that management's judgement and approach resulted in an adequate and appropriate level of provision in relation to conduct matters.

Impairment of financial instruments	The Committee monitors management's judgements in relation to expected credit losses (ECLs), which are modelled using a range of forecast economic scenarios.
The Committee considered regular reports from management on:
•credit performance across the different businesses
•the impact of the macroeconomic environment, including the impact of US tariffs and geopolitical tensions
•the use of post-model adjustments (PMAs), including the retention or release of
PMAs
•the refresh of macroeconomic variables and associated weighting.
The Committee considered management’s judgement on impairment coverage levels, including in respect of material exposures and the impact of delinquencies in certain areas of the portfolios. The Committee discussed with management and
KPMG the use of PMAs, and requested further clarity from management in future presentations as to how PMAs had been used.
Having considered and scrutinised the reports, the Committee agreed with management’s conclusion that the impairment provision was appropriate.

Impairment of goodwill and intangibles	The Committee considers management's judgement in relation to goodwill and intangibles.
The Committee considered management's reports on its assessment of the Group's goodwill balances and intangibles, including the methodology and controls applied in the process.
The Committee was satisfied with management's determination that no indicators of impairment had been identified.

Legal, competition and regulatory provisions
Barclays is engaged in various legal,
competition and regulatory matters that
may give rise to provisioning based on the
facts.
The level of provisioning is subject to
management judgement on the basis of
legal advice.

The Committee received regular reports on the impact of current legal, competition and regulatory matters on the Group’s provision levels. It challenged management’s judgements in relation to provision levels and also sought KPMG’s views on the adequacy of provisions (including areas where they had challenged management and how management had satisfied KPMG on the position taken).
The Committee monitored developments regarding the Supreme Court's decision on motor finance and the subsequent FCA consultation on a motor finance redress scheme. The Committee reviewed and challenged management's approach to the initial raising, and subsequent increase, of a provision for motor finance. Seeking
KPMG's views on the reasonableness of management's position, the Committee focused in particular on the methodology to determine the level of provision for motor finance claims and the reasonableness of assumptions made by management in developing the proposed methodology.
The Committee agreed that the level of provision for all legal, competition and regulatory matters at the year-end was appropriate.
The Committee also reviewed the disclosures made in the legal, competition and regulatory notes during the year, providing feedback to enhance transparency in disclosures, where appropriate, and concluded that they provided appropriate information for investors.

Valuations	Barclays exercises judgement in the valuation and disclosure of financial instruments, derivative assets and certain portfolios, particularly where quoted market prices are not available.
The Committee received updates on management's approach to valuations during the year. The Committee scrutinised management’s approach to key valuation changes, including the triggers and timing for such change. The Committee also received updates on management’s activities to enhance the internal control environment relating to valuations.
The Committee was satisfied with the accounting treatment in respect of the various valuation matters.

(refer to Note 23 to the financial statements)

(refer to Note 8 to the financial statements)

(refer to Note 21 to the financial statements)

(refer to Note 25 to the financial statements)

(refer to Notes 13 to 17 to the financial statements)

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	96

Directors' report: Board Audit Committee report (continued)

Areas of focus	Key responsibilities of the Committee	Conclusion / action taken
Critical accounting estimates and judgements

Tax
The Committee considers the Group's tax
matters, including the Group's tax strategy,
compliance with the Group's Tax
Principles and judgements related to tax
risk and the recognition and measurement
of deferred tax assets.

The Committee received reports from the Global Head of Tax on developments in tax matters during the year.
The Committee monitored the Group’s interactions with tax authorities, developments in tax litigation matters across the Group and the material tax risks  for the Group
(including considering the adequacy of tax provisions and KPMG's views). The
Committee also monitored the potential impact of US legislative changes in relation to tax on the Group.
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
•the MTP and Working Capital Report
•the forecast capital, liquidity and funding profiles
•the results of stress tests based on internal and regulatory assumptions.
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
The Committee reviewed and recommended to the Board that there were sufficient distributable reserves in relation to (i) a full year dividend for the year ended 31
December 2024 of 5.5p per ordinary share along with a share buy-back of up to
£1bn; (ii) a half year dividend of 3.0p per ordinary share for the six months ended
30 June 2025 along with a share buy-back of up to £1bn; and (iii) a Q3 2025 share buy-back of up to £500m.
In early 2026, the Committee reviewed and reported to the Board on the distributable reserves position for the full year dividend for the year ended
31 December 2025 along with a proposed share buy-back.

Internal controls

Internal controls and business control environment	The Committee considers the effectiveness of the overall control environment, including the status of any significant control issues and the progress of specific remediation plans.
The Committee:
•considered feedback received from regulatory stakeholders on the Group’s internal control environment and monitored management’s response, including
(where appropriate) reviewing responses prior to submission to regulators
•received regular reports on the more significant control matters and remediation programmes across the Group, including the outcome of assurance work conducted by BIA on those programmes
•discussed reports from the heads of the key operating divisions across the
Group on their control environment, together with views from the second and third lines of defence.
The Committee considered the changes introduced by provision 29 of the Code and reviewed management’s proposals as to how to define and monitor ‘material controls’ for this purpose, taking into account Financial Reporting Council (FRC)
feedback. The Committee provided feedback to management and oversaw the results of a ‘dry run’ of the process to be followed to facilitate compliance with provision
29. The Committee Chair updated the Board on the changes introduced by provision
29.

(refer to Note 9 to the financial statements)

(read more about Barclays' internal control and risk management processes on page 108)

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	97

Directors' report: Board Audit Committee report (continued)

Areas of focus	Key responsibilities of the Committee	Conclusion / action taken
Whistleblowing

Speaking up
The Committee considers the adequacy of
the Group’s arrangements to allow
colleagues to raise concerns in confidence
and anonymously without fear of
retaliation, and the outcomes of any
substantiated case.

The Committee received detailed semi-annual reports on whistleblowing from management. It monitored key whistleblowing metrics, the 'speak up' culture across the Group and any potential whistleblowing trends, including around retaliation and anonymity.
The Committee encouraged management to consider the different channels for raising concerns, both formal and informal, to determine the most efficient and effective means of addressing colleague concerns.

Internal audit

Internal audit
The Committee monitors and assesses the
performance of BIA and delivery of the
internal audit plan, including scope of work
performed, the level of resources, and the
methodology and coverage of the internal
audit plan.

Through regular reports from BIA, the Committee:
•reviewed and agreed the internal audit plan, methodology and deliverables for
2025
•reviewed BIA's audit reports in relation to specific audits, key areas of focus and emerging themes
•received updates on the work carried out by the ‘Financial Crime Validation
Office’, a new team set up within BIA focused on assurance work in relation to financial crime matters
•tracked the levels of adverse audits and issues raised by BIA and monitored related remediation plans
•received updates on BIA colleague matters, including colleague engagement and resourcing
•discussed BIA's assessment of the control environment and key themes in
Group entities and functions.
•
The Committee noted the independence of the BIA function and received regular updates from BIA's quality assurance function, monitoring trends in the quality assurance report findings.
In view of evolving business demands, the Committee discussed with the Group
Chief Internal Auditor the resourcing requirements of BIA to ensure it had appropriate resourcing to respond to key areas of focus.
Committee members, along with the Board Audit Committee chairs of BBUKPLC,
Barclays Europe and Barclays US LLC, attended a ‘BIA Teach In’. This covered matters relating to People, BIA Strategy and Audit Methodology.
At the end of the year, the Committee approved the 2026 BIA audit plan and also approved BIA's Audit Charter following the annual review.

External audit

External audit	The Committee monitors the work and performance of KPMG as the Group’s statutory auditor.
The Committee:
•recommended to shareholders for approval the reappointment of KPMG as
Group statutory auditor at its 2025 AGM
•met with key members of the KPMG audit team to discuss the 2025 audit plan and KPMG’s areas of focus and subsequently approved the 2025 audit plan
•assessed regular reports from KPMG on the progress of the 2025 audit
•discussed KPMG’s draft reports on control areas of focus and the control environment
•approved the terms of the audit engagement letter and audit fees for 2025, on behalf of the Board.
The Committee sought KPMG's views on a number of specific matters, including management's approach to accounting judgements, such as the use and release of
PMAs and treatment of M&A transactions, and sought to understand where
KPMG had challenged management's assessment prior to reaching a conclusion.
The Committee considered KPMG’s response to the PRA Written Auditor
Reporting for 2024, and discussed with KPMG the questions in scope for the 2025
Written Auditor Reporting.
See the next page for further detail on the Committee’s assessment of KPMG’s performance for 2025.
The Committee conducted a formal audit tender process for the Group statutory auditor and recommended to the Board the re-appointment of KPMG from the
2027 financial year. Please see page 99 for details of the process.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	98

Directors' report: Board Audit Committee report (continued)
External auditor
KPMG was appointed as Barclays’ statutory auditor with effect from the 2017 financial year. Barclays conducted an external tender for the
Group statutory auditor in 2025, details of which can be found on page 99.
Assessing external auditor effectiveness, objectivity and independence
The Committee is responsible for assessing the effectiveness, objectivity and independence of the Group’s statutory auditor. This responsibility was discharged by the Committee throughout the year at formal Committee meetings, during private meetings with the KPMG lead audit engagement partner and through discussions with key Group executives. The Committee is satisfied that the external audit process for 2025 was effective. In particular, the Committee considered that KPMG maintained its independence and objectivity, exercised robust challenge and demonstrated professional scepticism in the audit process.
Committee conclusion on KPMG effectiveness
The Committee assessed KPMG’s effectiveness, objectivity and independence in the following ways:

Reporting throughout the year
•Met with senior members of the KPMG
audit team from the UK, Ireland and US to
discuss the approach to the 2025 audit and
key areas of focus.
•Received regular reports from management
on the non-audit services provided by
KPMG and also on any employees or
workers hired from KPMG.
•Discussed with KPMG their consideration
of internal controls over financial reporting
and considered areas in which KPMG
challenged management’s assumptions in
areas of key judgement.
•Monitored for any potential threats to
independence. No such matters were
identified and reported by KPMG during
2025 that have an impact on BPLC.

Annual assessment and audit
quality reporting
•The Group undertakes an annual formal
assessment of KPMG’s performance,
independence and objectivity. The
assessment for 2025 was conducted by way
of a questionnaire completed by key
stakeholders across the Group, who have
regular interaction with KPMG  (including
input from the Board Audit Committees of
BBUKPLC, Barclays Europe and Barclays
US LLC). The questionnaire was designed
to evaluate KPMG’s audit process, its
effectiveness and overall output.
•During 2025, the Committee continued to
receive reports from the KPMG UK Head
of Audit Quality on her assessment of audit
quality for Barclays.

Other
•External reports: The Barclays 2024 audit
had been subject to Public Company
Accounting Oversight Board (PCAOB) and
FRC review, with no material issues
identified and an overall positive outcome.
•Audit tender: the formal audit tender
process conducted by Barclays in 2025
provided a further opportunity for the
Committee to assess the quality of KPMG’s
audit capabilities. KPMG was identified as
the preferred firm in the tender process.
Relevant to this decision was Barclays' first-
hand experience of KPMG’s offering,
which the Committee believed can continue
to deliver a high-quality audit for Barclays.

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
The Policy sets out the type of service
categories  that the auditor is permitted to
carry out. Certain services categories and
proposed work  for which the fee is above  a
certain threshold, require explicit Committee
approval before work can commence. All
other permitted service requests are deemed
pre-approved  by the Committee, subject to
compliance with Policy requirements. The
Policy requires that all proposed work must
be sponsored by a senior executive who is
not involved in any work to which the
proposed engagement relates. The audit
assignment partner must also confirm that
the engagement has been approved in
accordance with the auditor’s own internal
ethical standards and does not pose any
threat to the auditor’s independence or
objectivity.
The Policy is reviewed by the Committee on
an annual basis to ensure that it is fit for
purpose and that it reflects applicable rules
and guidelines. The Policy is aligned with
both the FRC’s requirements and KPMG’s
own internal policy on non-audit services for
FTSE 350 companies, which broadly
restricts non-audit work to services that are
‘closely related’ to the audit.
The fees payable to KPMG for the year
ended 31 December 2025 amounted to £90m
(2024: £91m), of which £20m (2024: £20m)
was payable in respect of non-audit services.
A breakdown of the fees payable to the
auditor for statutory audit and non-audit
work can be found in Note 39 of the
financial statements.
Of the £20m of non-audit services provided
by KPMG during 2025, the significant
categories of engagement, i.e. services
where the fees amounted to more than
£500,000, included:
•limited assurance services provided
pursuant to Corporate Sustainability
Reporting Directive (CSRD) requirements
in relation to disclosures by BBPLC and
Barclays Europe;
•audit-related services, such as services in
connection with CASS (Client Assets
Sourcebook) audits;
•services in connection with regulatory,
compliance and internal control reports
and specific audit procedures, required by
law or regulation to be provided by the
statutory auditor; and
•attestation and assurance services in
relation to treasury and capital markets
transactions.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	99

Directors' report: Board Audit Committee report (continued)

External audit tender
Barclays is in compliance with the
requirements of The Statutory Audit
Services for Large Companies Market
Investigation (Mandatory Use of
Competitive Tender Processes and
Audit Committee Responsibilities) Order
2014.
As a UK public interest entity, Barclays
is required to tender the external audit
every 10 years and rotate the Group
statutory auditor every 20 years.
Barclays initially appointed KPMG as its
external auditor with effect from the 2017
financial year.
We disclosed in our 2024 Annual Report
our intention to conduct a formal audit
tender process for the Group statutory
auditor. Following the conclusion of a
formal audit tender process conducted
in early 2025, the Board confirmed the
re-appointment of KPMG as Barclays’
statutory auditor for a period of up
to 10 years, commencing from the
financial year ending 31 December 2027.
A resolution to re-appoint KPMG as
Barclays’ statutory auditor with effect
from the 2027 financial year will be put
to the Company’s shareholders for
approval at the Barclays 2027 Annual
General Meeting.
Scope
Barclays’ primary objective for the audit
tender process was ensuring an efficient,
transparent, fair and non-discriminatory
tender process and appointing the audit
firm that would provide the highest
quality audit in an effective and efficient
manner. The size and complexity of the
Barclays Group requires an audit firm of
sufficient size, resource and geographical
reach to be able to ensure a high-quality
audit.
Having regard to the FRC guidance on
best practice for audit tenders, the audit
tender process was led by the Committee,
with direct involvement by the
Committee Chair at every stage.
Management supported the Committee in
the audit tender process and shared their
views on an advisory only basis with the
Committee.
Process
Barclays conducted an initial 'Request for
Information' (RFI) in 2024 to identify
firms which satisfied our minimum
requirements relating to credibility,
capacity and independence.

As part of the RFI, the Committee Chair
together with senior members of Finance
management met interested firms to
discuss with them Barclays' key priorities
for the audit.
The RFI process was followed by a
'Request for Proposal' (RFP) stage, which
consisted of a series of workshops with
each shortlisted firm. The workshops
focused on key audit priorities for Barclays
(including accounting policies, valuations,
transition, principal risks and technology).
All firms were given the opportunity to
meet with members of the Committee, as
well as the Board Audit Committee Chairs
of BBUK and Barclays Europe, during the
workshops (due to the consolidated BPLC/
BBPLC Board Audit Committees, BBPLC
was represented via the BPLC Board Audit
Committee Chair).
Feedback was provided to the firms
following the RFI stage and through the
RFP stage in order to ensure that each
was given the best chance possible of
putting forward a credible proposal.
Evaluation
Firms were evaluated based on the
following key criteria approved by
the Committee:
•experience;
•proposed solution;
•audit quality;
•corporate fit;
•commercial compliance; and
•use of technology.
The RFP scorecard was reviewed
alongside qualitative considerations around
the transition process (or, in the case of
KPMG as the incumbent, the
ability to bring fresh perspectives to the
audit) and cultural fit.
While the firms were asked to submit fee
proposals as part of the RFP process, these
proposals were not considered by the
Committee until after the Committee had
confirmed its recommendation of two firms
to the Board.
Recommendation to the Board
The Committee considered and discussed
the output from the workshops, which
augmented the RFI submissions and
brought to life each firm’s audit
proposition.

This enabled the Committee to conduct an
objective review of the statutory audit
process considering Barclays’ key priorities
for future audits and having regard to some
of the inevitable challenges raised in the
audit process.
The Committee recommended two firms,
indicating its preference for retaining
KPMG, to the Board for selection.
Supporting the Committee's
recommendation was Barclays' first-hand
experience of KPMG’s offering, which can
continue to deliver a high-quality audit for
Barclays.
The Board made a final decision to select
KPMG as the successful firm in May 2025.

Summary of tender process Set out below is a timeline of the audit tender process conducted.
2024
August-October •Initial meetings with each audit firm •Initial RFI process
November-December •RFI responses considered

December
•Selection of audit firms to participate
in the formal tender process
•Recommendation from the Committee to
the Board to formally commence the
audit tender process
•Announcement released to the market
confirming intention to conduct an
audit tender

December-January 2025 •Key investor and proxy advisor outreach on audit tender process
2025
February-April •Summary of anticipated audit tender process included in Barclays PLC Annual Report 2024 •RFP issued •Workshops held with participating audit firms
May •Committee recommendation of two firms to the Board for selection •Board approval of KPMG as preferred firm •Announcement released to the market confirming conclusion of the tender process

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	100

Directors’ report: Board Risk Committee report
Continued focus on robust risk
management and resilience in an
uncertain and volatile external
environment
Strengthening risk management and resilience
amid complex global challenges.

Board Risk Committee

Robert Berry Chair, Board Risk Committee

Committee membership and meeting attendance during 2025[1]

Member	Meetings attended/ eligible to attend
Robert Berry	14/14
Dawn Fitzpatrick[2]	13/14
Sir John Kingman[2]	13/14
Marc Moses[2]	12/14
Julia Wilson[2]	13/14

Notes
1There were ten scheduled Committee meetings
and four ad hoc meetings held in 2025. One ad
hoc meeting was a combined Board and
Committee meeting.
2Owing to other commitments or religious
observance, some Directors were unable to
attend certain meetings, however they received
papers in advance and had the opportunity to
share their views with the Chair ahead of the
meetings.

Dear Shareholders
I am pleased to report on the Board Risk
Committee’s activities and responsibilities
during 2025. I would like to thank the
Committee members for their contributions
and support during the year.
The Committee’s agenda in 2025 continued
to be shaped by a complex and evolving risk
landscape, driven by heightened
macroeconomic and geopolitical
uncertainty, periods of market volatility,
regulatory change, and the evolution of non-
financial risks, such as cyber and AI-related
threats. The Committee has sought to
understand the impacts on Barclay's business
model and reinforced the need for
management to proactively identify and
mitigate risks arising from these external
factors.
Our focus has remained on ensuring that
Barclays’ risk management framework is
robust, forward-looking, and aligned with
the Group’s strategic ambitions. Geopolitical
tensions have required enhanced scenario
analyses and stress testing to assess
exposures and inform management actions.
The Committee has overseen increased
monitoring of potential distress within the
portfolio, particularly in relation to credit
risk, as well as climate risk, and has
considered the impact of global conditions
on business growth strategies.
The Committee has had close oversight of
financial risks, including capital and
liquidity risk, and actions being taken by
management  to seek to ensure they are well
contained, as well as overseeing
enhancements to the risk appetite
framework.
Operational risk has been an area of
significant focus for the Committee. This
has included consideration of cyber threats,
payments processes, and technology change
incidents, including the 31 January 2025 IT
incident that impacted Barclays' business in
the UK. The Committee has focussed on
continuous improvement of the operational
risk framework and the evolution of risk
appetite and oversaw management's ongoing
work to strengthen controls.
With Financial Crime elevated to a principal
risk from January 2025, the Committee has
established a cadence of regular reporting to
oversee developments in financial crime risk
management  and actions to improve the
control environment. The Committee has
also maintained focus on emerging threats,
such as AI-driven fraud and crypto-related
risks.
The Committee oversees the Group’s cyber
security position, including threat-led testing
and addressing vulnerabilities.
As part of our consideration of model risk,
we have considered the risks and
opportunities presented by AI, both in terms
of internal adoption and external threats,
seeking to understand that governance
frameworks and policies are in place to
manage these evolving risks.
Compliance risk has been a continued area
of attention, with the Committee receiving
updates on the complexities driven by the
external environment. As well as
Compliance's work in relation to market
integrity, conduct, and laws, rules and
regulations interpretation, the Committee
has been focused on the actions taken to
implement appropriate guardrails to contain
compliance threats.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	101

Directors' report: Board Risk Committee report (continued)
Legal risk updates have highlighted the
challenges of regulatory divergence and the
pace of change, with the Committee seeking
to ensure that Barclays remains compliant
and resilient in the face of evolving
requirements.
The Committee assess how Barclays'
strategy is informed by, and remains within
risk appetite. As part of the Committee’s
role in reviewing the design of the ERMF,
and making recommendations to the Board,
it has spent significant time during 2025 on
amendments to qualitative risk appetite
statements, particularly those relating to
non-financial risks, and encouraging
management to refine their articulation and
drive consistency.
The Committee has also undertaken
dedicated teach-in sessions on the Risk and
Compliance functions to deepen its
understanding of how they are executing on
the strategic priorities for the function,
including ensuring appropriate skills and
capabilities for the future. The Chairs of
Barclays’ key subsidiary Board Risk
Committees were invited to these sessions.
To assist the Committee in having visibility
over any material and key emerging issues
impacting the Group (including its key
subsidiaries), during the year I have attended
meetings of the Barclays US LLC/BBDE
Board Risk Committee, the Barclays Europe
Board Risk Committee, and the BBUKPLC
Board Risk Committee.
Committee effectiveness
An internal evaluation of the performance of
the Committee was conducted for 2025, in
line with the provisions of the Code. The
results of  the review confirmed that the
Committee was operating effectively.
Further information on the review of the
Board and its Committees can be found in
the Board Nominations Committee report on
page 84.
Looking ahead
As we move into 2026, the Committee will
continue to focus on ensuring Barclays
remains resilient and agile in the face of
ongoing uncertainty. We expect to maintain
focus on several key topics, including the
impact of the changing macroeconomic and
geopolitical external landscape. We will
maintain our commitment to robust
governance and proactive risk management,
ensuring that Barclays is well positioned to
respond to emerging risks and to support the
Group’s strategic ambitions.
Robert Berry
Chair, Board Risk Committee
9 February 2026
Committee meetings
During 2025, the Committee met 14 times,
with 10 scheduled and four ad hoc meetings.
One ad hoc meeting was a combined Board
and Committee meeting. (2024: 10 times
with no ad hoc meetings) and the attendance
by members at these meetings is shown on
page 100.
In addition to its members, Committee
meetings in 2025 were also attended by
representatives from senior management
including the Group Chief Executive, Group
Chief Risk Officer, Group Chief
Compliance Officer, Group Finance
Director, Group Chief Internal Auditor,
Group Treasurer, and Group General
Counsel, as well as representatives from the
businesses and additional colleagues from
the Risk and Compliance functions. The lead
audit engagement partner of KPMG also
attended Committee meetings. The
Committee held regular private sessions
with each of the Group Chief Risk Officer
and the Group Chief Compliance Officer,
without other management present.
The Committee continues to work closely
with the Board Audit Committee and Board
Sustainability Committee to ensure a
consistent approach is taken in relation to
matters in which there is a connection across
remits. This interconnectivity is supported
by Committee cross-membership, including
the Chair of the Board Audit Committee
being a member of the Board Risk
Committee and my membership of the
Board Audit and Board Sustainability
Committees.

Role of the Committee

The Committee is responsible for
reviewing, on behalf of the Board,
management’s recommendations on the
principal risks as set out in the ERMF
(with the exception of reputation risk
with strategic implications relating to the
Group, which is a matter reserved to the
Board), and in particular:
•reviewing, on behalf of the Board, the
management of those principal risks in
the ERMF
•considering and recommending to the
Board the Group’s risk appetite and
tolerances for those principal risks
•reviewing, on behalf of the Board, the
Group’s risk profile for those principal
risks
•commissioning, receiving and
considering reports on key risk issues
•safeguarding the independence, and
overseeing the performance, of
Barclays’ Risk and Compliance
functions.

The Committee’s terms of reference are available at: home.barclays/who-we- are/our-governance/board- committees/

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	102

Directors' report: Board Risk Committee report (continued)
Primary activities
The table below highlights how the Committee discharged its responsibilities and its key areas of focus in 2025.

Areas of focus	Key responsibilities of the Committee	Key activities / actions taken

Risk framework, governance and regulatory matters
•To review and recommend to the Board for
approval the design of the ERMF.
•To assess risk management matters raised by
Barclays’ regulators and monitor the actions
being taken by management to respond.
•To monitor the progress of significant risk
management projects.
•To keep under review the effectiveness of the
Group’s risk management systems.
•To support management in embedding and
maintaining throughout the Group a
supportive culture in relation to risk
management.

•The Committee reviewed and recommended to the Board for
approval the ERMF.
•Further to reports presented by management on guidance and
feedback received from regulators, the Committee considered
Barclays' response to the matters raised by regulators,
including updates on key remediation programmes.
•The Committee received an update from the Group Chief
Risk Officer and Group Chief Compliance Officer on their
observations on Barclays’ Risk and Compliance culture,
which included reflecting on the Committee’s role to support management in embedding the desired culture.
•The Committee received regular reports from management on
regulatory interpretation matters and related governance.

Risk appetite
and stress testing
i.e. the level of risk the Group
chooses to take in pursuit of
its business objectives, including
testing whether the Group’s
financial position and risk profile
provide sufficient resilience
to withstand the impact of severe
but plausible economic scenarios.

•To advise the Board on the Group’s risk
appetite and tolerance for the principal risks
and emerging risks that the Group may be
willing to take when determining strategy.
•To review and recommend to the Board for
approval the Group’s Risk Appetite
Statement.
•To review and approve the methodology used
to establish the Group’s risk appetite and
associated stress testing.
•To consider and approve stress loss limits and
mandate and scale controls for financial
principal risks (credit risk, market risk and
treasury and capital risk), operational risk and
climate risk.
•To consider and approve Internal Stress Test
(IST) themes and consider the financial and
non-financial constraints and scenarios for
stress testing risk appetite for the MTP.
•To consider and approve the results of stress
tests required by regulators.

•The Committee engaged extensively with management on
proposed enhancements to Barclays' qualitative risk appetite statements, in particular for non-financial principal risks, and subsequently recommended to the Board for approval
Barclays’ Risk Appetite Statement.
•The Committee reviewed and approved the stress loss limits
and mandate and scale controls for the Group.
•The Committee considered and approved the 2025 IST
(including climate risk) scenario theme and severity and 2025
IST results, and recommended the Board approve the MTP on
the basis that risk appetite was met under the IST. The
Committee also approved the results of the 2025 Reverse
Stress Test and considered key learnings.
•The Committee approved the results of the 2025 Group Bank
Capital Stress Test and considered management's analysis of
the stress test results published by the Bank of England.
•The Committee considered updates on the results of Barclays
US LLC’s 2025 supervisory stress test conducted by the
Federal Reserve Board.

Risk profile i.e. the impact on the Group’s risk profile from geopolitical and macroeconomic developments and conditions.
•To evaluate and report to the Board on the
Group’s risk profile and risk tolerance for the
principal risks in the ERMF.
•To consider reports on key risk issues and
emerging risks that assess the adequacy of the
ERMF to manage those risks.

•The Group Chief Risk Officer reported regularly on the
Group's risk profile, which included assessments of
macroeconomic developments and geopolitical risks, in
addition to reporting on key risks and portfolio metrics.
•The Committee received briefings on key risk themes in the
context of the evolving risk environment in which Barclays
operates and the response of management.
•The Committee has overseen management in clearly defining
the Group’s target presence in emerging markets.
•The Committee reviewed and approved the Group's approach
to managing single name concentration risk.
•The Committee received focused business risk updates for
each of the main business areas which included assessments
of principal risks.

Credit risk and market risk i.e. the risk of loss from the failure of customers, clients or counterparties to fully honour their obligations to Barclays; or due to market movements.
•To review and consider vulnerabilities to
credit losses in the Group’s lending and
banking transactions that expose the firm to
credit risk.
•To review and consider the risk of loss arising
from potential adverse changes in the value of
the firm’s assets and liabilities from
fluctuation in market variables.

•The Committee maintained an ongoing focus on credit risk in the context of the external environment. This included
consideration of an update on key metrics and exposures by
sector and reporting on management actions being taken to
mitigate the risk in key portfolios.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	103

Directors' report: Board Risk Committee report (continued)

Areas of focus	Key responsibilities of the Committee	Key activities / actions taken

Treasury and capital risk i.e. liquidity risk, capital risk and interest rate risk in the banking book.
•To review capital performance against plan,
tracking the capital trajectory, any challenges
and opportunities and regulatory policy
developments.
•To assess liquidity performance against both
internal and regulatory requirements, and
review any challenges and opportunities.
•To monitor capital and funding requirements.
•To consider and approve Internal Capital
Adequacy Assessment Process (ICAAP) and
Internal Liquidity Adequacy Assessment
Process (ILAAP) submissions.

•The Committee reviewed capital and liquidity performance
and the forecast capital and funding trajectory, including the actions identified by management to manage the Group's
capital position.
•Following preliminary assessments of the ICAAP and ILAAP
by the Committee in early 2025, the Committee subsequently
approved the Group's 2025 ICAAP and ILAAP prior to their
submission to the PRA.
•The Committee considered Barclays' risk appetite framework
and strategy for managing significant risk transfer
transactions.
•The Committee recommended to the Board for approval the
Group Recovery Plan.
•The Committee considered an update on Barclays'
resolvability arrangements, including the testing and
assurance activities completed in 2025, and a Group
resolution simulation planned for 2026 to ensure our
resolution capabilities are execution-ready.

Operational risk i.e. the risk of loss arising from inadequate or failed processes and systems, human factors or due to external events.
•To review the Group’s operational risk profile
and consider specific areas of operational
risks, including fraud, operational resilience,
cybersecurity, execution risk, technology and
data, including the controls that are in place
for managing and mitigating such risks.

•The Committee regularly reviewed the Group’s operational
risk profile through reporting on key metrics and key
operational risks, including those relating to transactions
operations, technology change, fraud, cyber security and the risks associated with new business activities.
•The Committee considered updates on proposed changes to
enhance the Operational Risk Management Framework and
operational risk appetite statement.
•The Committee reviewed and approved under a delegation of
authority from the Board the 2025 Group Operational
Resilience Self-Assessment assessing Barclays’ ability to
recover its Important Business Services (IBS) within impact
tolerance in severe but plausible scenarios. The Committee
subsequently recommended to the Board for approval
changes to the impact tolerance thresholds for certain IBS
following a review after the 31 January 2025 IT incident that impacted Barclays' business in the UK.
•The Committee maintained oversight of cybersecurity risk,
including through updates on the Group-wide programme of
work to enhance Barclays’ cybersecurity capabilities,
encompassing activities to strengthen Barclays’ risk posture, assessments of the external cyber environment and regulatory commitments.
•The Committee received focused updates on AI that included
consideration of AI oversight in Barclays, the external AI
policy and regulatory landscape and AI-driven cybersecurity
risks.

Climate risk i.e. the risk of financial losses arising from climate change through physical risks and risks associated with transitioning to a lower carbon economy.	•To consider and assess the impact of climate risk on the Group’s activities.
•Through updates on climate risk the Committee considered
how climate change is driving financial and operational risks and how Barclays is managing these risks and incorporating
them in its capital adequacy assessment. Matters covered in
the updates included external regulatory trends, the global
policy environment and actions taken to address physical
risks. The Committee also considered progress against
Barclays’ financed emissions reduction targets.
•Business risk updates to the Committee from the main
business areas included assessments of climate risk.

Model risk i.e. the potential for adverse consequences from decisions based on incorrect or misused model outputs and reports.	•To evaluate the appropriateness of the Model Risk Management Framework, including receiving updates on findings in relation to specific modelling processes.
•The Committee received updates on model risk, including in
relation to enhancements to the Model Risk Management
Framework to address increasing regulatory expectations,
including compliance with PRA Supervisory Statement 1/23
"Model risk management principles for banks", and oversight
of AI risk management within the Group.
•In compliance with the regulatory requirement for the
Group’s Model Risk Management Policy to be approved by
the Board, the Committee approved the Model Risk
Framework on behalf of the Board.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	104

Directors' report: Board Risk Committee report (continued)

Areas of focus	Key responsibilities of the Committee	Key activities / actions taken

Compliance risk
i.e. the risk of poor outcomes for,
or harm to, customers, clients and
markets, arising from the delivery
of the firm’s products and services
(Conduct Risk) and the risk to
Barclays, its clients, customers or
markets from a failure to comply
with the laws, rules
and regulations applicable to the
firm (Laws, Rules and Regulations
Risk, LRR Risk).
•To review the effectiveness of the processes and policies by which the Group identifies and manages Compliance risk, including reviewing the effectiveness of the Compliance Risk Framework.
•The Group Chief Compliance Officer reported regularly to
the Committee on the Group’s compliance risk profile, which
included lessons learned reviews undertaken in response to
industry developments and external events and the
monitoring of ongoing remediation activities.
•The Committee received a quarterly Compliance opinion on
Group transformation initiatives.
•The Committee considered focused updates on key
compliance risks including surveillance, trade and transaction reporting and laws, rules and regulations.

Financial Crime risk
i.e. the risk that Barclays
and its associated persons
(employees or third parties)
commit or facilitate financial
crime, and/or the firm’s products
and services are used to facilitate
financial crime.
•To monitor the financial crime risk profile of the Group and how such risk is mitigated.
•The Committee monitored financial crime risk through
quarterly updates on the Group-wide programme to enhance
financial crime capabilities and opinions from Compliance on
Barclays’ financial crime risk profile.
•The Committee received a compliance focused update on the
financial crime risks presented by AI and the risk of
exploitation by criminals.

Reputation risk i.e. the risk that an action, transaction, investment, event, decision, or business relationship will reduce trust in the Group’s integrity and/or competence.	•To evaluate the effectiveness of the Group’s management of reputation risk. •To escalate any matter with reputation risk which may have strategic implications for the Group to the Board.	•Updates on reputation risk provided to the Committee included discussion on risk appetite considerations and reviewing enhancements to the approach to identifying and assessing reputation risks.

Legal risk
i.e. the risk of loss or imposition of
penalties, damages or fines from
the failure of the Group to meet
applicable laws, rules, regulations
or contractual requirements or to
assert or defend its intellectual
property rights.
	•To monitor the Group’s legal risk profile, including considering potential material emerging legal risks.	•The Committee received periodic updates on emerging legal risks faced by the Group and actions being taken to manage such risks.

Strategic transaction risk	•To satisfy itself that the due diligence process followed for proposed significant and strategic acquisitions or disposals by the Group is thorough.
•The Committee considered the key conclusions from the due
diligence conducted on the acquisition of Best Egg, Inc. and the impact of the transaction on the Group’s risk profile and overall risk appetite in the context of the Group’s strategy, and reported its conclusions to the Board.

Remuneration	•To provide input to the Board Remuneration Committee on performance against risk metrics to be taken into account in annual remuneration decisions.
•In early 2025, the Committee considered the recommended
ex-ante risk adjustment for the 2024 incentives pool, which
reflected input from the Group Chief Risk Officer and Group
Chief Compliance Officer.
•The Committee considered the methodology for setting the
ex-ante adjustments to the 2025 incentives pool.

Oversight of the Risk and Compliance functions
•To safeguard the independence, and oversee
the performance, of Barclays' Risk and
Compliance functions.
•To satisfy itself that Barclays’ Risk and
Compliance functions are adequately
resourced and have appropriate access to
information, so as to be able to perform their
functions effectively.
•To review and approve the Compliance
function’s Annual Compliance Plan.

•In early 2026, both the Group Chief Risk and Chief
Compliance Officers presented 2025 function effectiveness
reviews assessing the performance of their respective
functions against their remits.
• The Committee reviewed and approved the Annual
Compliance Plan and monitored delivery of the plan through
a mid-year progress update.
•The Committee considered Barclays Internal Audit’s
assessments of the control environment of the Risk and
Compliance functions.
•The Committee participated in teach-in sessions from the
Risk and Compliance functions, providing deeper insight into the organisational shape and evolution of the functions.
•The Committee met privately with the Group Chief Risk Officer and Group Chief Compliance Officer on a regular basis.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	105

Directors' report: Board Sustainability Committee report
Working towards our ambition
to be a net zero bank by 2050
and supporting our clients in the transition to a low-carbon economy

Board Sustainability Committee

Nigel Higgins Chair, Board Sustainability Committee

Committee membership and meeting attendance during 2025[1,2]

Member	Meetings attended/ eligible to attend
Nigel Higgins	4/4
C.S. Venkatakrishnan	4/4
Robert Berry	3/4
Dawn Fitzpatrick	2/4
Mary Francis	4/4
Brian Gilvary	2/4
Diony Lebot*	3/3
Julia Wilson	4/4
  *Diony Lebot joined the Committee on
17 March 2025.

Note:
1There were three scheduled Committee
meetings and one ad hoc meeting held in 2025.
Owing to other commitments or illness, some
Directors were unable to attend certain
meetings, however they received papers in
advance and had the opportunity to share their
views with the Chair ahead of the meetings.
2A non-executive representative from the
BBUKPLC Board continues to attend
Committee meetings.

Dear Shareholders,
In furtherance of Barclays’ ambition to
be a net zero bank by 2050, during 2025, the
Board Sustainability Committee has focused
on monitoring the progress
and evolution of the climate and
sustainability strategy, particularly how
the Group supports clients in the transition
to a low-carbon economy, supporting the
Board’s oversight of
these important issues.
Climate change continues to be a critical and
complex challenge, and the Committee plays
an important role in shaping and overseeing
the Group’s climate and sustainability
strategy, seeking to ensure that Barclays
commitments remain robust, credible, and
responsive to the rapidly-evolving external
environment and to stakeholder
expectations.
As part of its discussions, the Committee
reviewed the Barclays Transition Update in
detail ahead of Board approval and
publication in July. The Committee worked
closely with management to seek to ensure
that the Transition Update set out how
Barclays is financing customers’ and clients’
transition, as it balances its climate ambition
and stakeholder expectations, and continues
to deliver the strategy whilst taking into
consideration the dynamic external
environment and risks associated with the
transition. Banks are part of the fabric of
economies across the world that are striving
to align transition, growth and energy
security and Barclays is seeking to support
its clients with navigating this environment.
Discussions centred on the risks and
opportunities presented by the transition,
with the Committee supporting a pragmatic
approach to transition planning. The
Transition Update reaffirmed Barclays'
ambition to be a net zero bank by 2050,
reported progress towards our target to
facilitate $1 trillion Sustainable and
Transition Finance, and provided more
detail on how Barclays could work with
clients in key sectors to support
decarbonisation, while managing associated
risks and opportunities.
It also considered factors that may influence
climate transition, and how Barclays could
further evolve its strategy and policy
positions.
The Committee’s discussions were informed
by external perspectives, including external
legal and policy experts, and underpinned by
management’s active engagement with our
shareholders,
NGOs, and other stakeholders, alongside
feedback provided directly to me as Group
Chairman. The Committee maintained
emphasis on transparency and accountability
in relation to the climate and sustainability
strategy and discussed likely stakeholder
impact and reaction to the publication of the
Barclays Transition Update. The Committee
also received regular updates on external
developments, market practice, and
regulatory changes.
Beyond climate, the Committee discussed
the continuing work to advance Barclays'
position on nature and human rights,
recognising the growing importance of these
issues to our stakeholders and to
the long-term sustainability of our business.
Acknowledging the close interlock between
climate and nature considerations, the
Committee encouraged a thoughtful
approach to the integration of nature risks
and opportunities alongside our existing
climate strategy. The Committee also
received an update on the ongoing approach
to identifying and managing human rights
considerations.
The topics covered by the Committee
are reviewed regularly to ensure that
members have visibility of the broader
sustainability landscape, including material
policy, regulatory, legal and political
developments in our key markets.
Having cross-membership on the Committee
with the Chairs of our Board Audit,
Remuneration and Risk Committees helps to
ensure a streamlined approach
to Board-level oversight of all climate
and sustainability-related matters.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	106

Directors' report: Board Sustainability Committee report (continued)
The Committee continues to have a
non-executive representative from the
BBUKPLC Board, which provides further
connectivity across the Group.
Committee effectiveness
An internal evaluation of the performance of
the Committee was conducted for 2025, in
line with the provisions of the Code. The
results of  the review confirmed that the
Committee was operating effectively.
Further information on the review of the
Board and its Committees can be found in
the Board Nominations Committee report on
page 84.
Looking ahead
Looking ahead, the Committee remains
committed to supporting the Board and
management in delivering on our
sustainability ambitions, monitoring
progress against our strategy, and
responding proactively to new risks and
opportunities. On behalf of the Board,
the Committee will continue to seek to
ensure that Barclays is well-positioned to
support our clients, deliver value to
shareholders, and contribute positively to
society in line with our Purpose.
Nigel Higgins
Chair, Board Sustainability Committee
9 February 2026
Committee composition
and meetings
During 2025, the Committee met four times
and attendance by members is shown on
page 105. Committee meetings in 2025 were
also attended by management
representatives including the Group Head of
Sustainable and Transition Finance, Head of
Public Policy and Corporate Responsibility,
and Head of Legal, Public Policy and
Corporate Responsibility.
As announced on 6 February 2026, Mary
Francis will be stepping down from the
Board and as a member of the Committee
with effect from 6 May 2026.

As an Executive member of the
Committee, our Group Chief
Executive, C.S. Venkatakrishnan,
brings in-depth climate and
sustainability insight to the
Committee’s discussions, including
the views of key external
stakeholders. Through his past and
current external roles, including as
Chair of the Financial Services
Taskforce to the Sustainable Markets
Initiative, he brings external
perspectives on key climate and
sustainability matters relevant to the
Committee’s discussions.

Role of the Committee
The Committee’s role is to provide
oversight of climate matters and
Barclays’ sustainability agenda, with
particular focus on:
•supporting and advising the Board in
its oversight of climate and
sustainability matters relating to (i) the
services and products provided to
Barclays’ clients and customers, (ii)
particular sectors, and (iii) its own
corporate activities
•supporting the Board in monitoring the
implementation of the Barclays'
climate and sustainability strategy and,
if appropriate, making
recommendations to the Board as to
how to further develop these strategies
•reviewing and making
recommendations to the Board on the
suitability of, material changes to, the
Group’s climate and sustainability
strategy; and
•reporting to the Board on the climate
and sustainability matters for which it
is responsible, escalating issues and
making recommendations to the Board
where appropriate.

The Committee’s terms of reference are available at home.barclays/who-we- are/our-governance/board- committees/

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	107

Directors' report: How we comply
Reporting against the Code’s
principles and provisions
As Barclays PLC is listed on the London Stock Exchange, the principles and provisions of the Code apply, a copy of which can be found at
frc.org.uk
For the year ended 31 December 2025, and as at the date of this report, we are pleased to confirm that Barclays PLC has complied in full with the requirements of the Code in force as at 31 December 2025. This section and our Board Governance report sets out how we complied with the Code in 2025.
By virtue of the information included in the Annual Report, we comply with the corporate governance statement requirements of the  FCA’s
Disclosure and Transparency Rules (DTRs). The information required to be disclosed pursuant to DTR 7.2.6 is located on pages 109 to 115.
Information in relation to the Board Inclusion and Opportunity Policy, as required to be disclosed pursuant to DTR 7.2.8A, can be found on page 89.
Barclays is permitted by New York Stock Exchange (NYSE) rules to follow UK corporate governance practices instead of those applied in the US. Any significant variations must be explained in Barclays PLC's Annual Report on Form 20-F filing, found at the Securities and
Exchange Commission’s Electronic Data Gathering, Analysis, and Retrieval (EDGAR) database or on our website home.barclays
The way in which Barclays has applied the principles and provisions of the Code during 2025 is summarised below and on the next page.

Board Leadership and Company Purpose

Our Board governance is designed to
deliver an effective and entrepreneurial
Board, which discharges its role
effectively and efficiently. Details can be
found on pages 77 to 78, including our
Group-wide governance framework and
the Board's responsibilities. Key Board
activities for 2025 are set out on pages 80
to 83. The Board is fully supportive of
The Barclays Way, which sets out our
Purpose, Values and Mindset, and is our
Code of Conduct, providing a path for
achieving a dynamic and positive culture
in the Group. Refer to page 171 for
further detail. Our Group Whistleblowing
Standard enables colleagues to raise any
matters of concern anonymously and is
embedded into our business. Further
information can be found on page 172.
Throughout 2025, we engaged with our
stakeholders through a variety of means.
Refer to page 25 for further detail about
how Barclays engages with our
stakeholders.

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
Committee report on page 84.
The Board is responsible for setting the
strategy for the Group. The day-to-day
management of the Group is delegated by
the Board to the Group Chief Executive,
who is supported by his ExCo, the
composition of which is outlined on page
76.
Details of the number of meetings of the
Board and its Committees, and the
individual attendance by Directors, can
be found in Our governance framework
on page 79  and in each respective Board
Committee report.

Composition, Succession and Evaluation

All Board appointments are based on
merit against objective criteria and
having regard to the Board Inclusion and
Opportunity Policy, considering the
skills, experience, independence and
knowledge required for the Board’s
effectiveness and to support the
continued delivery of the Group’s
strategy. The Board Nominations
Committee oversees succession to both
Board and senior management positions.
The Board adopted an updated version of
the Board Inclusion and Opportunity
Policy in February 2026, as detailed in
the Board Nominations Committee report
on page 84.
Board appointments are made following
a rigorous and transparent process
facilitated by the Board Nominations
Committee, with the aid of external
search consultancy firms.
All Directors are subject to annual re-
election at the AGM. See page 109 for
further detail.
Each year, an effectiveness review is
carried out on the performance of the
Board, Board Committees and individual
Directors. As permitted by the Code, an
internally-facilitated review was
conducted for 2025. Refer to the Board
Nominations Committee report from
page 84 for details, as well as progress
against the findings from the externally
facilitated Board review for 2024.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	108

Directors' report: How we comply (continued)

Audit, Risk and Internal Control	Remuneration

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
governance.

Effectiveness of risk management and
internal controls are reviewed regularly
by the Board Risk Committee
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
The Board Audit Committee has
concluded that throughout the year ended
31 December 2025, the Group has
operated an effective system of internal
control that provides reasonable
assurance of financial and operational
controls and compliance with laws, rules
and regulations.
You can read more about the Board
Audit Committee  and its work, including
its oversight of the internal control
framework and areas of ongoing
enhancement, from page 92.

The Remuneration report from page 116
sets out the purpose and activities of the
Board Remuneration Committee, a
summary of the remuneration policy for
the Executive Directors and how it is
aligned with the policy for the wider
workforce, as well as the Directors’
remuneration outcomes for 2025.
The Group's remuneration policies and
procedures support the Group's strategy
and enable us to reward sustainable
performance, which is a key element of
our Remuneration Philosophy. For our
Executive Directors, incentive outcomes
are based on a structured assessment of
performance against key financial and
non-financial performance measures,
aligned with the Group’s strategic
priorities. Wider workforce remuneration
is reviewed every year by the
Remuneration Committee for alignment
with (i) Barclays’ Remuneration
Philosophy and Fair Pay Agenda, (ii)
Barclays’ Purpose, Values, Mindset,
conduct expectations and long-term
success, and (iii) Executive Director and
senior management remuneration.
All Executive Director and senior
management remuneration policies are
developed in accordance with the Group's
formal and transparent procedures
(ensuring that no Director is involved in
deciding their own remuneration
outcomes) and are, where appropriate,
aligned to wider workforce policies.
Board Remuneration Committee
members exercise independent
judgement and discretion when
determining remuneration outcomes,
considering the Group and individual
performance, wider workforce and other
relevant stakeholder considerations.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	109

Directors' report: Other statutory and regulatory information
Other statutory and regulatory
information
The Directors present their report together with the
audited accounts for the year ended 31 December 2025.

Other information that is relevant to the Directors’ report, and which is incorporated by reference into this report, can be located as follows:
Page
Remuneration policy, including details of the remuneration of each Director and Directors’ interests in shares	130 to 132 135, 153 to 154
Corporate Governance Statement	107 to 108
Risk review	180

Disclosures required pursuant to Large and Medium-sized Companies and Groups (Accounts and Reports)
Regulations 2008 as updated by Companies (Miscellaneous Reporting) Regulations 2018 can be found on the following pages:

Page
Engagement with employees (Sch. 7, Para 11 and 11A 2008/2018 Regs)	26 to 28
Engagement with suppliers, customers and others in a business relationship (Sch. 7, Para 11 B 2008/2018 Regs)	25 29 and 168 to 170
Financial instruments (Sch. 7, para 6 2008 Regs)	371
Hedge accounting policy (Sch. 7, para 6 2008 Regs)	373

Disclosures required pursuant to Listing Rule 6.6.1R can be found on the following pages:
Page
Allotment for cash of equity securities	409
Waiver of dividends	109
Profit and dividends
Statutory profit after tax for 2025 was
£7,213m (2024: £6,356 m). The 2025 full
year dividend of 5.60p per ordinary share
will be paid on 31 March 2026 to
shareholders whose names are on the
Register of Members at the close of business
on 20 February 2026.
With the 2025 half year dividend totalling
3.0p per ordinary share, paid in September
2025, the total dividend for 2025 is 8.60p
(2024: 8.4p) per ordinary share. The half
year and full year dividends for 2025
amounted to £1,200m (2024: £1,216m).
BPLC also completed share buy-back
programmes during 2025, further details of
which can be found later in this section.
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
The total amount of dividends waived during
the year ended 31 December 2025 was £1.2m
(2024: £8.4m).
Board of Directors
The names of the current Directors of
BPLC, along with their biographical details,
are set out on pages 72 to 119 and are
incorporated into this Directors’ report by
reference. Changes to Directors during the
year and up to the date of this report are set
out below.

Name	Role	Effective date
Diane Schueneman	Non- Executive Director	Resigned 31 January 2025
Diony Lebot	Non- Executive Director	Appointed 17 March 2025
Tim Breedon	Non- Executive Director	Resigned 30 April 2025
Mary Mack	Non- Executive Director	Appointed 1 June 2025
As announced on 6 February 2026,
Mary Francis will be stepping down from
the Board with effect from 6 May 2026.
Appointment and retirement
of Directors
The appointment and retirement of Directors
is governed by our Articles, the Code, the
Act and related legislation.
The Articles may be amended only by a
special resolution of the shareholders. The
Board has the power to appoint additional
Directors or to fill a casual vacancy among
the Directors and any Director so appointed
holds office only until the next AGM and
may offer themselves for re-election. The
Code recommends that all directors of
companies listed in the commercial
companies category should be subject to

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	110

Directors' report: Other statutory and regulatory information (continued)
annual re-election. All Directors, other than
Mary Francis who is to retire from the Board
prior to the AGM, intend to offer themselves
for re-election at the 2026 AGM.
Directors’ indemnities
Qualifying third party indemnity provisions
(as defined by Section 234 of the Act) were
in force during the course of the financial
year ended 31 December 2025 for the
benefit of the then Directors of the Company
and the then Directors of certain of the
Company's subsidiaries and, at the date of
this report, are in force for the benefit of the
Directors of the Company and the directors
of certain of the Company's subsidiaries in
relation to certain losses and liabilities which
they may incur (or have incurred) in
connection with their duties, powers or
office. The Group also maintains Directors’
and Officers’ Liability Insurance which
gives appropriate cover for legal action
brought against its Directors.
Qualifying pension scheme indemnity
provisions (as defined by Section 235 of the
Act) were in force during the course of the
financial year ended 31 December 2025 for
the benefit of the then Directors, and at the
date of this report are in force for the benefit
of directors of Barclays Pension Funds
Trustees Limited as trustee of the Barclays
Bank UK Retirement Fund, and Barclays
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
Contributions to political organisations
reported by the PAC during the calendar
year 2025 totalled $123,000 (2024:
$75,000).
Country-by-Country reporting
The Capital Requirements (Country-by-
Country reporting) Regulations 2013 require
the Company to publish additional
information in respect of the year ended 31
December 2025. This information is
included in the Barclays Country Snapshot
available on the Barclays website:
home.barclays/annualreport
Support for candidates and
colleagues with disabilities
and long-term conditions
Barclays' commitment to inclusion includes
ensuring that candidates with disabilities and
long-term health conditions receive support
and adjustments in the application process
and beyond. Barclays welcomes applications
from all candidates and is committed to
ensuring reasonable adjustments
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
Research and development
In the ordinary course of business, the
Group develops new products and services
in each of its business divisions.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	111

Directors' report: Other statutory and regulatory information (continued)
Greenhouse gas emissions, energy
consumption and energy
efficiency action
We are working towards achieving net zero
operations as part of our ambition to be a net
zero bank by 2050. This includes setting and
meeting various milestones1 and targets1 to
reduce our operational emissions, with
significant progress already made.
We pursue this recognising that our progress
is likely to be non-linear amid the significant
uncertainties around the transition to a low-
carbon economy. This is because projects
will take time to be fully realised and
because we depend on external factors,
including changes in legislation, regulation
and governmental policy, as well as the
decarbonisation efforts of our Third-Party
Service Providers (TPSPs)2 and the energy
grids in the markets where we operate.
We aim to continue evaluating and evolving
our approach, taking into consideration
internal management decisions and external
factors, including the latest scientific
developments and market standards.
Progress to date
Barclays has achieved all its 2025 net zero
operations milestones and targets,  including
continuing to source 100% renewable
electricity for our global real estate
portfolio3 and reducing our Scope 1 and 2
market-based emissions by 97% against a
2018 baseline - exceeding our 90%
reduction target.
We maintained 100% renewable electricity
sourcing for our global real estate portfolio
through instruments, including green tariffs4
(2%), energy attribute certificates5 (EACs)
(49%), and EACs from a power purchase
agreement (PPA) (49%).
We are also making progress towards our
2030 Scope 1 and 2 location-based
emissions reduction milestone, having by
the end of 2025, reduced these emissions by
62% against a 2018 baseline. This progress
was driven by:
•A reduction in our operational energy
demand from the consolidation of our
global real estate portfolio.
•Improvements in energy efficiency of our
global real estate portfolio.
•The targeted electrification of our global
real estate portfolio and our vehicle fleet.
•The decarbonisation of external grids in
the markets where we operate.
We have disclosed global GHG emissions
and energy use data as required by the Large
and Medium-sized Companies and Groups
(Accounts and Reports) Regulations 2008.
For further information about Barclays net
zero operations milestones and targets
progress and approach see page 58.
Notes:
1In this section, a reference to a 'milestone' denotes
an indicator we are working towards and report
against and a reference to a 'target' denotes an
indicator linked to our executive remuneration.
2TPSP means any entity that has entered into an
arrangement with Barclays in order to provide
business functions, activities, goods and/or
services to Barclays.
3In this section a reference to global real estate
portfolio includes offices, campuses, branches,
warehouses and data centres within our
operational control.
4Green tariffs (retail procurement) are standardised
renewable electricity products in regulated
electricity markets offered by utilities, allowing
large commercial and industrial customers to buy
bundled renewable electricity through a special
utility tariff rate. Project-specificity is not a
requirement for retail procurement.
5EACs are standardised, tradable instruments, that
prove that generally 1 MWh of renewable
electricity has been generated from a renewable
source and added to a grid.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	112

Directors' report: Other statutory and regulatory information (continued)

GHG Emissions Table and Notes
	Current Reporting Year[1] 2025[2]		Previous Reporting Year[1] 2024
	UK & Offshore Area	Global	UK & Offshore Area	Global
Operational GHG Emissions[3] (tCO2e)
Total[4] Scope 1, Scope 2 location-based, Scope 3 operational GHG emissions (000' tonnes)	118.2	266.2	124.9	271.7
Scope 1 CO2e emissions (000' tonnes)[5]	3.6	5.2	3.6	8.9
Scope 2[6] location-based CO2e emissions (000' tonnes)	26.8	74.9	32.0	84.8
Scope 3 CO2e emissions (000' tonnes)[7]	87.8	186.1	89.3	177.9
Category 3 fuel and energy-related activities CO2e emissions (000' tonnes)	10.5	19.3	11.0	11.3
Category 5 waste generated in operations CO2e emissions (000' tonnes)	0.05	0.35	0.09	0.21
Category 6 business travel CO2e emissions (000' tonnes)	15.7	38.1	18.6	45.3
Category 7 employee commuting CO2e emissions (000' tonnes)	42.7	99.8	41.7	92.8
Category 8 upstream leased assets CO2e emissions (000' tonnes)	18.9	27.8	18.1	27.5
Category 13 downstream leased assets CO2e emissions (000' tonnes)	0	0.66	0	0.77

Energy consumption used to calculate Scope 1 and Scope 2 operational GHG emissions (MWh)[8]	161,493	324,185	172,213	337,388
Intensity Ratio
Total 12-Month Average Full-Time Employees (FTE)	45,052	92,769	43,421	91,500
Total CO2e per FTE (000' tonnes)[9]	2.62	2.87	2.88	2.97
Market-based emissions[10]
Scope 2 market-based CO2e emissions (000' tonnes)[6]	0.05	2.1	0	1.8
Total Scope 1[4] and 2 market-based CO2e emissions (000' tonnes)	3.6	7.3	3.6	10.7
Notes:
1The operational emissions reporting year is 1
October to 30 September. The operational
emissions reporting year is not fully aligned to the
financial reporting year covered by this Directors’
report. In this table operational GHG emissions
have been presented as thousands of tonnes of
carbon dioxide equivalents.
2We have incorporated emissions from Tesco
Bank operations following Barclays' acquisition
of Tesco Bank on 1 November 2024 and excluded
emissions from Hamburg operations following
Barclays' sale of its consumer finance business in
Germany on 3 February 2025. Please see the
Sustainability Reporting Framework for details on
our operational emissions accounting approach.
3The methodology used to calculate our GHG
operational emissions follows the 'Greenhouse
Gas Protocol (GHG): A Corporate Accounting
and Reporting Standard (Revised Edition)',
defined by the World Resources Institute/World
Business Council for Sustainable Development.
We have adopted the operational control approach
to define our organisational boundary for our
Scope 1 and Scope 2 emissions. We continuously
review and update our performance data based on
updated GHG emission factors, improvements in
data quality and updates to estimates previously
applied. For 2025, we have applied the latest
emission factors as of 31 December 2025.
4In this section, our total accounted operational
GHG emissions include Scope 1, Scope 2
(location-based) and Scope 3 Category 3, 5-8 and
13. All figures are gross and do not include netted
figures from carbon credits. Scope 3 Category 3
and 7 currently are not part of our net zero
operations approach.
5Scope 1 emissions include our direct GHG
emissions from natural gas, diesel and other fuels,
corporate vehicles and HFC refrigerants. In the
case of corporate vehicles, emissions are limited
to UK vehicles only as this is the only country
where expense data is available.
6Scope 2 GHG emissions include our indirect
GHG emissions from purchased electricity,
purchased heat, cooling and steam. In 2025, we
gained enhanced visibility into our district heating
and cooling, and electricity consumption from our
corporate electric vehicle charging. As a result,
this data update has been incorporated into our
2025 Scope 2 market‑based and location‑based
emissions.
7GHG emissions from Scope 3 Category 1, 2 and 4
are excluded as these emissions cannot be broken
down by country.
8Energy consumption data is captured through
utility billing; meter reads or estimates. Principal
measures we have undertaken in 2025 to improve
energy efficiency include the following:
•Right-sized our global real estate portfolio,
therefore optimising our space and associated
resources for our operational needs.
•Continued implementing our energy
optimisation programme across selected
locations in our global real estate portfolio. The
programme aims to reduce energy demand of
existing infrastructure during  periods of low or
no occupancy and to increase energy efficiency
during normal operating hours.
The measures build on those taken during 2024 to
implement our net zero operations strategy.

Further information about our energy efficiency measures is available on page 60 of the Barclays PLC 2025 Annual Report.

9Intensity ratio calculations have been calculated
using total accounted operational GHG emissions
as reported in footnote 4.
10For Scope 2 market-based emissions we have
used a zero emission factor where we have green
tariffs or energy attribute certificates in place
globally.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	113

Directors' report: Other statutory and regulatory information (continued)
Share capital
Share capital structure
The Company has ordinary shares in issue.
The Articles also allow for the issuance of
sterling, US dollar, euro and yen preference
shares (preference shares). No preference
shares have been issued as at 6 February
2026 (the latest practicable date for inclusion
in this report). Ordinary shares therefore
represent 100% of the total issued share
capital as at 31 December 2025 and as at 6
February 2026 (the latest practicable date for
inclusion in this report).
Details of the movement in ordinary share
capital during the year can be found in
Note 27 to the financial statements.
The rights and obligations attaching to the
Company's ordinary shares and preference
shares are set out in the Articles, a copy of
which is available on the Company's website
at home.barclays/corporategovernance.
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
On a poll, every member, who is present in
person or by proxy and who is entitled to
vote, has one vote for every share held. In
the case of joint holders, only the vote of the
senior holder (as determined by the order in
the share register) or their proxy may be
counted. If any sum payable remains unpaid
in relation to a member’s shareholding, that
member is not entitled to vote that share or
exercise any other right in relation to a
meeting of the Company unless the Board
otherwise determines.
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
Transfers of uncertificated ordinary shares
must be made in accordance with the Act
and the CREST Regulations.
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
Major shareholders
Major shareholders do not have different
voting rights from those of other
shareholders. Information provided to the
Company by substantial shareholders
(holding voting rights of 3% or more in the
financial instruments of the Company)
pursuant to the DTRs are published via a
Regulatory Information Service and is
available on the Company’s website. As at
31 December 2025, the Company had been
notified under Rule 5 of the DTRs of the
following holdings of voting rights in
its shares.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	114

Directors' report: Other statutory and regulatory information (continued)

Person interested	Number of Barclays Shares	% of total voting rights attaching to issued share capital[1]	Nature of holding (direct or indirect)
BlackRock, Inc.[2]	944,022,209	5.78	indirect
Notes:
1The percentage of voting rights detailed above was calculated at the time of the relevant disclosures made in accordance with Rule 5 of the DTRs.
2Total shown includes 6,687,206 contracts for difference to which voting rights are attached. Part of the holding is held as American Depositary Receipts.

Between 31 December 2025 and 6 February
2026 (the latest practicable date for inclusion
in this report), the Company has not
received any additional notifications
pursuant to Rule 5 of the DTRs.
Powers of Directors to issue and allot or
buy back the Company’s shares
The powers of the Directors are determined
by the Act and the Articles. The Directors
are authorised to issue and allot shares and
to buy back shares subject to, and on the
terms of, the annual shareholder approval at
the AGM.  Such authorities were granted by
shareholders at the 2025 AGM. It will be
proposed at the 2026 AGM that the
Directors be granted new authorities to issue
and allot and buy back shares.
Repurchase of shares
During 2025, the Company completed two
ordinary share buy-back programmes and
commenced a further buyback programme
on 27 November 2025 which completed on
30 January 2026.
As at 31 December 2025 the programmes
had repurchased in aggregate 635,700,571
ordinary shares for an aggregate
consideration of £2,220m. All the
repurchased shares, representing
approximately 4.6 % of the issued share
capital of the Company have been cancelled.
The purpose of the buy-back programmes
was to reduce the Company's number of
ordinary shares.
As at 6 February 2026, the remaining
ordinary shares which could be repurchased
under the authority for on-market share buy-
backs granted at the 2025 AGM is
1,067,372,569. The table below sets out the
details of shares repurchased and settled as
at 31 December 20251:
Distributable reserves
As at 31 December 2025, the distributable
reserves of the Company were £20,234m
(2024: £20,866m).
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
•provide reasonable assurances that
transactions are recorded as necessary to
permit preparation of financial statements
in accordance with UK-adopted
international accounting standards and
IFRS and that receipts and expenditures
are being made only in accordance with
authorisations of management and the
respective Directors
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
Management has assessed internal control over
financial reporting as at 31 December 2025. In
making its assessment, management utilised
the criteria set out in the 2013 COSO
framework. Management has concluded that,

Commencement	Completion	Buyback amount	Ordinary shares repurchased	Average price per share
14/2/2025	24/7/2025	£1bn	324,428,384.00	£3.0823
30/7/2025	26/11/2025	£1bn	262,093,958.00	£3.8154
27/11/2025	Up to 31/12/2025	£220m	49,178,229.00	£4.4654
Note: 1Between 1 January 2026 and 30 January 2026 a further 58,141,636 shares were repurchased for an aggregate consideration of £280m.
based on its assessment, internal control over
financial reporting was effective as at 31
December 2025.
The system of internal financial and
operational controls is also subject to
regulatory oversight in the UK and overseas.
Further information on supervision by
financial services regulators is provided
under Supervision and Regulation in the
Risk review section on pages 299 to 312.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	115

Directors' report: Other statutory and regulatory information (continued)
Changes in internal control
over financial reporting
There have been no changes that occurred
during the period covered by this report,
which have materially affected or are
reasonably likely to materially affect the
Group’s internal control over financial
reporting.
Preparation of accounts
and audit report
Disclosure of information to the auditor
Each Director confirms that, so far as he/she
is aware, there is no relevant audit
information of which our auditor is unaware
and that each of the Directors has taken all
the steps that he/she ought to have taken as a
Director to make himself/herself aware of
any relevant audit information and to
establish that our auditor is aware of that
information. This confirmation is given
pursuant to Section 418 of the Act and
should be interpreted in accordance with,
and subject to, those provisions.
Directors’ responsibilities
The following statement, which should be
read in conjunction with the Auditor’s report
set out on pages 339 to 341 is made with a
view to distinguishing for shareholders the
respective responsibilities of the Directors
and of the auditor in relation to the accounts.
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
•assess the Group and Company’s ability to
continue as a going concern, disclosing, as
applicable, matters related to going
concern
•use the going concern basis of accounting,
unless they either intend to liquidate the
Group or the Parent company or to cease
operations, or have no realistic alternative
but to do so.
Preparation of accounts
The Directors are required by the Act to prepare
Group and Company accounts for each financial
year and, with regard to Group accounts, in
accordance with UK-adopted international
accounting standards. The Directors have
prepared these accounts in accordance with (a)
UK-adopted international accounting standards;
and (b) IFRS as issued by the IASB, including
interpretations issued by the IFRS
Interpretations Committee. Pursuant to the Act,
the Directors must not approve the accounts
unless they are satisfied that they give a true and
fair view of the state of affairs of the Group and
the Company and of their profit or loss for that
period.
The Directors consider that, in preparing the
financial statements, the Group and the
Company have used appropriate accounting
policies, supported by reasonable judgements
and estimates, and that all accounting
standards that they consider to be applicable
have been followed.
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
Auditor’s report
The Auditor’s report on the Financial
Statements of Barclays PLC for the year
ended 31 December 2025 was unmodified
and its statement under Section 496 of the
Act was also unmodified.
By order of the Board
Hannah Ellwood
Group Company Secretary
9 February 2026
Registered in England.
Company No. 48839
Registered office: 1 Churchill Place, London
E14 5HP

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	116

Remuneration report
Rewarding sustainable performance
Ensuring pay supports the delivery of our strategy, and aligns with the interests of our shareholders and other stakeholders.

Board Remuneration Committee

Brian Gilvary Chair, Board Remuneration Committee

Committee membership and meeting attendance during 2025[1,2]

Member	Meetings attended/ eligible to attend
Brian Gilvary	6/6
Dawn Fitzpatrick	6/6
Mary Francis	6/6
Sir John Kingman	6/6
Julia Wilson	6/6
Nigel Higgins[3]	5/5

Notes:
1The Committee is composed solely of
independent Non-Executive Directors.
2There were five scheduled meetings and one ad
hoc meeting of the Committee in 2025.
3Nigel Higgins was appointed to the Committee
on 31 January 2025.

Contents
Annual statement	116
Executive Director remuneration outcomes at a glance	120
Wider workforce remuneration	122
Directors’ Remuneration Policy	130
Annual report on Directors’ remuneration	134
Dear Shareholders
On behalf of the Board, I am pleased to
present the Remuneration report for 2025,
setting out our key considerations and the
remuneration decisions we took – both for
the Executive Directors of Barclays PLC
and for the wider workforce.
First, I would like to thank Mary Francis for
her contribution over nine years on the
Committee, she will be stepping down from
the Committee and the Board with effect
from 6 May 2026.
I would also like to thank you, our
shareholders, for the support you showed at
our 2025 Annual General Meeting. Our
current Directors’ Remuneration Policy
(DRP), which applies for three years from
the date of that meeting, was approved with
97% of shareholder votes in favour, and the
implementation during 2024 of our previous
DRP was approved with 98% of shareholder
votes in favour.
In my statement last year, I described how
we engaged with shareholders representing
c.60% of our register, as we developed our
current DRP. We remain grateful for the
time our shareholders invested, and the
feedback they provided, which was
invaluable to the Committee as we reflected
upon our formulation of that policy.
Performance
As always, our remuneration approach is
rooted in our commitment to reward
sustainable performance, considering the
views and experiences of our stakeholders.
In 2025, the second year of our three-year
plan to improve Barclays’ operational
performance and drive structurally higher and
more consistent returns, we have continued to
make good progress, meeting all our 2025
targets, strengthening our controls and
continuing to manage our risks prudently.
Group income was £29.1bn, up 9% year on
year, driven by growth in more stable income
streams. We continued to invest in talent and
technology, control our costs and further
simplify the bank, achieving c.£700m of gross
cost savings, exceeding our full year target of
c.£500m. Our continued cost discipline and
positive operating leverage have led to an
improvement in the cost to income ratio to
61%, in line with guidance.
Our RoE was 9.8% and our  RoTE was
11.3%, in line with our upgraded guidance of
greater than 11%, with all five divisions
generating double-digit returns.
This performance has enabled higher
shareholder distributions, with a total payout
of £3.7bn for 2025 – up 25% year on year,
and on track to return at least £10bn to
shareholders from 2024 to 2026 as planned.
We remain well capitalised, with a CET1
ratio of 14.3%. Our CET1 ratio and the
move to quarterly buybacks, announced
alongside our Q3 2025 results, reflect the
consistency of Barclays’ capital generation.
The progress we have made is also reflected
in Barclays share price, which increased by
77% over the course of 2025, trading above
tangible net asset value per share by year
end.
Each of our businesses contributed to this
performance, delivering operational
improvements and driving a better customer
and client experience, which is reflected in
increased satisfaction scores across the
Group.
•In Barclays UK, we remained focused on
enhancing customers' experiences and
deepening relationships. Loans and
advances to customers increased by 4%,
with strong net mortgage growth and
higher card balances.
•The UK Corporate Bank delivered robust
income growth of 16% year on year,
underpinned by a strong deposit franchise
and growing debt balances. Corporate
lending was up 18% year on year as we
continued to increase lending market
share, by 1 percentage point to 9.6%.
•Private Bank and Wealth Management
strengthened its capabilities and service,
supporting clients across the UK and
priority international markets, and grew
client assets and liabilities by 9% year on
year.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	117

Remuneration report (continued)
•The Investment Bank increased RoE and
RoTE by 2.1 percentage points to 10.6%,
by focusing on more stable income
streams and on disciplined client
management, capital deployment, and
technology enhancements to improve
client experience.
•The US Consumer Bank integrated the
General Motors partnership, added
another three million customers
organically, and grew our retail deposit
balances by 20% year on year.
Barclays' momentum over the last two years
has raised our expectations of what Barclays
can deliver, and this is reflected
in the new targets to 2028 set out on
page 13. As we pursue this higher ambition
for Barclays, our people’s commitment and
dedication to delivering to a consistently
excellent standard will be central to our
success.
In recognition of this, we are granting all our
colleagues below the Managing Director
level, excluding Material Risk Takers1, a
Global Share Award of 110 Barclays shares
each, worth around c.£5002 per participant,
which will need to be retained until after we
announce our full year 2027 results. This
share award, following a similar award in
2025, will further reinforce the alignment of
colleagues’ interests with those of our
shareholders and ensure our colleagues
participate directly in the success of the
Group.
Colleague remuneration
In setting this year's incentive pool, the
Committee considered Barclays’ financial
and non-financial performance, and the
performance of the businesses that make up
the Group, in both absolute and relative
terms, including our risk and control
resilience and an assessment of the levels of
risk that are inherent in the Group's
operations. We also looked to manage the
challenges of the competitive global market
– to attract and retain the talent required to
deliver against our strategy – especially in
areas where competitive pressures have in
recent years driven market pay levels higher
than had been expected.
Taking all of this into account, the
Committee approved a Group incentive pool
for 2025 performance of £2,208m (2024:
£1,914m), up 15% year on year. This was in
the context of a 13% increase in profit
before tax, RoE of 9.8% (2024: 9.1%) and
RoTE of 11.3% (2024: 10.5%).
This level of incentive funding for 2025
reflects performance across the Group, and
enables us to reward colleagues for the
outcomes they have helped to achieve. It
allows us to recognise the significant
progress made so far against our three-year
plan, and selectively to address the specific
competitive market pressures that we face.
Alongside rewarding sustainable
performance, our Fair Pay Agenda
underpins all our remuneration decisions –
paying colleagues fairly for the work they do
and appropriately recognising the
contributions of all. A central element of our
Fair Pay Agenda is paying at least a living
wage, and we ensure that we meet or exceed
externally-sourced living wage benchmarks
in every jurisdiction in which our employees
are based.

You can read more about our Fair Pay Agenda from page 124

Executive Director remuneration
Determining the Executive Directors' pay
outcomes
The Committee considered the Executive
Directors’ annual bonus and LTIP outcomes
in the context of the Group’s performance
and the performance of each Executive
Director during 2025.
The 2025 annual bonus outcome was 83% of
maximum for both C.S. Venkatakrishnan
(known as Venkat) and Anna Cross (2024:
81% for Venkat and 80.5% for Anna). Profit
before tax provided a 48% outcome out of a
possible 55%, and cost: income ratio
provided an 8.5% outcome out of a possible
10%. Performance against the strategic non-
financial measures resulted in a 9% outcome
out of a possible 15%. The personal
performance of each of the Executive
Directors against their strategic objectives
was also assessed and taken into account,
recognising the significant progress made
over 2025 (17.5% for both Venkat and Anna
out of a possible 20%).
The 2023-2025 LTIP (granted under the old
DRP) was the first LTIP granted to Anna
following her appointment as Group Finance
Director in 2022, and is her first LTIP
vesting. The LTIP vesting outcome for both
Executive Directors was 77.3%, reflecting
TSR performance above upper quartile,
average RoTE towards the upper end of the
target range, and good performance against
the strategic non-financial measures. The
value of this LTIP has increased since it was
awarded, due to the significant increase in the
Barclays share price over that period, which
accounts for 59% of the LTIP value shown
for both Venkat and Anna this year. Over the
same performance period, Barclays' market
capitalisation increased by 162% to £66bn,
and c.£9.7bn3 was returned to shareholders
through dividends and share buybacks.
The Committee also satisfied itself that there
was no 'windfall gain' in respect of the LTIP,
as outlined on page 142.

Group income
£29.1bn
2024: £26.8bn
Group profit before tax
£9.1bn
2024: £8.1bn
Group RoE
9.8%
2024: 9.1%
Group RoTE
11.3%
2024: 10.5%
Group cost: income ratio
61%
2024: 62%
Group CET1 ratio
14.3%
2024: 13.6%
Group compensation to income ratio
31.8%
2024: 32.7%
Group incentive pool
£2,208m
2024: £1,914m

Notes:
1Employees at Managing Director grade or who
have been identified as Material Risk Takers are
typically awarded shares as part of their deferred
compensation.
2At the 5 February 2026 mid-market closing share
price.
3Refers to the total capital distributions announced
in relation to 2023, 2024 and 2025, including the
share buyback announced at FY25 results.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	118

Remuneration report (continued)
As we do every year, before finalising the
bonus and LTIP outcomes, the Committee
reflected on whether they were appropriate
in the context of the underlying financial
health of the Group, bonus outcomes for the
wider workforce, and also compared to
historical outcomes for the Executive
Directors in the context of performance each
year. The Committee concluded that the
outcomes were appropriate and that no
discretionary adjustment was needed.
For both Executive Directors, the single total
remuneration figures for 2025 are higher
than for 2024, by 29% for Venkat and 173%
for Anna. This is due to the significant share
price growth over the LTIP performance
period, and for Anna due to this being her
first LTIP vesting. Excluding the impact of
share price appreciation each year, Venkat's
single figure would have been 9% higher
than for 2024. Excluding the LTIP vesting,
Anna’s single total remuneration figure
would have been 2% higher than for 2024,
with a higher bonus largely offset by her
fixed pay reduction following shareholder
approval of the DRP at the 2025 AGM.
More information on the Executive
Directors' pay outcomes is provided from
page 134.
The Executive Directors' pay in 2026
As part of the DRP review over 2024 and
early 2025, the Committee carefully
considered the performance measures used
within the Executive Directors' annual bonus
and LTIP awards, taking into account
shareholder feedback received through the
consultation.
Measures and weightings for the 2025
annual bonus and 2025-2027 LTIP were
strongly aligned with our strategy and
shareholder priorities.
Having reviewed these measures in the
context of 2026 plans and targets, and the
new Group and business performance targets
to 2028, the Committee considers that these
measures effectively link our Executive
Directors' pay outcomes to performance
against our key strategic priorities, and
concluded that these same measures should
continue to apply for the 2026 annual bonus
and the 2026-2028 LTIP awards.
For the 2026-2028 LTIP cycle, the
Committee decided to grant awards with a
face value at grant of 550% of salary for
Venkat and 500% of salary for Anna,
reflecting the personal contribution made by
each to strong 2025 performance – and to
provide each with a significant incentive
award subject to forward-looking
performance conditions during 2026 to
2028.
Fixed pay for the Executive Directors was
amended in May 2025, reduced by almost
half and renamed ‘salary’, following the
approval of the DRP. In early 2026, the
Committee reviewed the level of salary for
Venkat and Anna, in the same way and at
the same time as fixed pay was reviewed for
the wider workforce, and decided to increase
Venkat’s salary by 3.2% to £1,641,000 and
Anna’s salary by 5.3% to £1,000,000,
effective from 1 March 2026.
The salary increase percentage for Anna is
slightly higher to reflect her competitive pay
positioning, though her maximum total
compensation opportunity will remain in the
lower quartile compared to our international
banking peer group, as shown in the charts
below. After the salary increase for Venkat,
his maximum total compensation
opportunity will be positioned between
lower quartile and median compared to our
international banking peer group.
More information on the Executive
Directors' salary increases for 2026 is
provided on page 145.
Shareholder alignment
The proportion of the total variable pay
awards to Venkat and Anna in respect of
2025 performance (2025 annual bonus plus
2026-2028 LTIP) that will be in shares is
79% and 78% respectively, to be retained
for a period of between one and five years
from grant. See the section on ‘Changes to
UK remuneration regulations for banks’ for
more information on how the Executive
Directors’ incentive awards will be
delivered, following those regulatory
changes.
Shareholding requirements also apply to
each Executive Director, further aligning
their interests with those of our shareholders.
Both Venkat and Anna already have
significant shareholdings in excess of their
respective requirements.

Executive Director maximum total compensation opportunity relative to market benchmarks

Group Chief Executive C.S. Venkatakrishnan

International banking peer group

A	B	C	D

A	B	C	D

Group Finance Director Anna Cross

International banking peer group

A	Lower quartile	B	3rd quartile	C	2nd quartile	D	Upper quartile
Positioning of maximum total compensation opportunity at Barclays relative to market benchmarks
Notes:
•Barclays and market benchmark data reflect maximum total compensation opportunity, excluding pension and benefits.
•Benchmark data was provided by Willis Towers Watson, based on publicly disclosed data in respect of each company's 2024 or 2024/25 financial years, incorporating assumptions where companies do not disclose a maximum total compensation opportunity.
•Barclays’ international banking peer group currently comprises the following international banks: Bank of America, BNP Paribas, Citigroup, Deutsche Bank,
Goldman Sachs, HSBC Holdings, JPMorgan Chase & Co, Lloyds Banking Group, Morgan Stanley, Standard Chartered, and UBS Group.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	119

Remuneration report (continued)

Changes to UK remuneration regulations for banks
On 15 October 2025, the PRA and FCA published updated remuneration rules for UK-
regulated banks, including simpler and more competitive incentive deferral requirements for employees who are deemed to have a material risk impact on their firm
– known as Material Risk Takers (MRTs). We believe the new rules will, in time, enhance the domestic and international competitiveness of the UK banking sector.
Following the publication of these regulations, the Committee has worked with management to consider how best to implement these changes to support the sustainable success of Barclays. In determining how these changes should influence our approach to pay, the focus is on balancing critical factors in line with our remuneration philosophy – continuing to provide a competitive pay proposition to attract and retain the talent required to deliver against our strategy; rewarding sustainable performance;
and ensuring pay remains aligned with risk appetite, risk exposure, conduct expectations and stakeholder interests.
For the Executive Directors, key elements of their pay structure were reviewed and amended as part of the DRP approved at the 2025 AGM. That DRP remains unchanged, but the updated regulations have enabled us to align the delivery of their incentives more closely to typical pay structures for executive directors of other UK-listed companies, as follows:
•For the annual bonus, the Committee determined that the starting delivery structure would be 50% deferred into shares vesting over three years and the remainder paid in cash shortly after the end of the performance period. If an Executive Director has exceeded their shareholding requirement, the Committee each year may elect to reduce that deferral to 25%. For the 2025 annual bonus, the Committee considered the Executive Directors’ existing shareholdings – in each case well in excess of their respective shareholding requirements – and decided that 25% deferral should apply this year.
•For the 2026-2028 LTIP, 75% of the award will vest on the third anniversary of grant and 25% on the fourth anniversary, followed by holding periods such that the shares that vest must be retained until at least the fifth anniversary of grant (save for sales to cover taxes payable on vesting).
•The updated regulations also allow for existing awards to be updated retrospectively, to bring them into line with the new deferral rules. The Committee determined that the one-year post-vesting holding periods will be removed from deferred bonus awards and most LTIP awards previously granted to the Executive Directors, to simplify those arrangements, given that the Executive Directors already exceed their shareholding requirements. Holding periods will not be removed for any LTIP tranche where to do so would result in it being released before the fifth anniversary of grant. No other changes are being made to the Executive Directors' in-flight awards.

Group Chair and Non-Executive
Director fees
Each year, the Committee reviews the fees
for the Group Chair, and the Board reviews
the fees for the other Non-Executive
Directors, to ensure those fees reflect the
roles, responsibilities and time commitments
expected, and the calibre of individual
needed to support and oversee the
implementation of our strategy.
At our most recent review of the Group
Chair's fee, from which the Group Chairman
recused himself, the Committee observed
that the fee was materially below the fee
levels at other UK-listed banks of similar
size and complexity. As a result, the
Committee approved a fee for the Group
Chair of £1,000,000 per annum, with effect
from 1 January 2026, an 8.1% increase. The
Committee noted that the Group Chair's fee
remains materially below the Chair's fee at
relevant peers, and will review this again
over the coming year.
The Board also reviewed the other Non-
Executive Directors’ fees and approved an
increase of 3.2%, effective 1 January 2026
(with the relevant Non-Executive Directors
having recused themselves from those
discussions).
The Board intends to undertake a more
detailed review of Non-Executive Directors'
fees over the coming year. This review will
consider the fees in absolute terms and
relative to market fee rates at banking peers,
with a particular focus on the fees for
committee chairs and members, to ensure
that these are commensurate with the
associated responsibilities and the required
time commitments.
Looking ahead
As we move into 2026, the Committee
maintains its commitment to rewarding
sustainable performance.
We will use our remuneration policies and
practices to incentivise the Executive
Directors and the management team to
achieve the Group's targets for 2026, and to
deliver sustainably higher returns in the
future in line with the Group's 2028 targets.
As part of this, we have already been
considering how the recent changes to UK
remuneration regulations for banks should
be implemented, as explained in the box
above.
We will continue to engage with our
shareholders and other stakeholders on pay,
and will be available to meet with our
shareholders to discuss pay outcomes for
2025 and implementation of our DRP in
2026, and how this supports our strategic
priorities.
Beyond this, we will maintain focus on our
Fair Pay Agenda, continuing to support our
colleagues and ensuring the way we pay our
people supports the long-term health and
success of the Group.
Brian Gilvary
Chair, Board Remuneration Committee
February 2026

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	120

Remuneration report (continued)
At a glance – Executive Director remuneration for 2025
Total
remuneration

Salary A	Pension and benefits B	Annual bonus C	LTIP D

See single total figure for 2025 remuneration on page 134.

Total remuneration outcomes (£000)
C.S. Venkatakrishnan (Group Chief Executive)	2025 single total remuneration figure

2025 max[1]

2025 actual[2]

2024 actual[2]
11,248

9,442	Total excluding share price appreciation
15,045	Total including share price appreciation
B: 231
250

15,045
B: 231

11,622
B: 242

Anna Cross (Group Finance Director)

2025 max[1]

2025 actual[2]

2024 actual[2]
6,717

5,642	Total excluding share price appreciation
8,970	Total including share price appreciation
B: 123

8,970
B: 123
3,280
B: 107

Value from share price appreciation

1The 2025 maximum opportunity figures include the actual 2025 value of earned fixed pay and pension and benefits (reflecting the reduction in fixed pay from 7
May 2025), the maximum 2025 annual bonus opportunity, and the maximum 2023-2025 LTIP award value at grant, based on the maximum number of shares that could have vested and the market share price on the date of grant.
22025 and 2024 actual show the figures from the 'single total figures for 2025 remuneration' table, including fixed pay, pension and benefits received during each year, the annual bonus awarded in respect of performance each year, and the LTIP cycle with its performance period ending that year (2025: 2023-2025 LTIP;
2024: 2022-2024 LTIP). The LTIP value for Anna Cross's 2024 actual total remuneration is nil as she did not participate in the 2022-2024 LTIP cycle.

Annual bonus outcome				LTIP outcome
Measures	Weighting	C.S. Venkatakrishnan	Anna Cross	Measures	Weighting	C.S. Venkatakrishnan and Anna Cross
Financial[3]	65%	56.5%	56.5%	Financial[3]	70%	57.0%
•Profit before tax	55%	48.0%	48.0%	•Average RoTE	25%	18.9%
•Cost: income ratio	10%	8.5%	8.5%	•Average CIR	10%	3.1%
Strategic non-financial	15%	9.0%	9.0%	•Maintain CET1 ratio	10%	10.0%
Strategic objectives	20%	17.5%	17.5%	•Relative TSR	25%	25.0%
				Strategic non-financial	20%	13.5%
				Risk scorecard	10%	6.8%
Total	100%	83.0%	83.0%	Total	100%	77.3%
Final outcome approved by the Committee				Final outcome approved by the Committee
3 The financial measures are defined as excluding material items.

Proportion delivered in shares[4]
	C. S. Venkatakrishnan	Anna Cross
of 2025 variable pay	79%	78%

	C. S. Venkatakrishnan	Anna Cross
of 2025 total remuneration	70%	69%
42025 variable pay comprises the actual 2025 annual bonus and the grant-date face value of the 2026-2028 LTIP award that will be granted in respect of 2025 performance. 2025 total remuneration consists of 2025 variable pay, 2025 Fixed Pay/salary and pension and benefits.

Share ownership (£000)
Shareholding shown as at 31 December 2025, using the Q4 2025 average share price of £4.1493.
C.S. Venkatakrishnan	Anna Cross
C: 8,745
C: 4,750

A	Actual shareholdings, including unvested shares not subject to performance conditions (estimated after-tax value).
B	Unvested shares subject to performance conditions (estimated after-tax value), which do not count towards the shareholding requirement.
C	Shareholding requirement under the current DRP, based on salaries as at 31 December 2025.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	121

Remuneration report (continued)
At a glance – Executive Director remuneration for 2026

Policy implementation for 2026

Performance year	Year 1	Year 2	Year 3	Year 4	Year 5
Salary
•CEO: 3.2% increase to £1,641,000 effective 1 March 2026. Paid in cash. •GFD: 5.3% increase to £1,000,000 effective 1 March 2026. Paid in cash.
Pension and benefits
c
•CEO: Pension: £164,100 effective 1 March 2026, equal to
10% of salary. Benefits: entitlement as per the policy.
•GFD: Pension: £100,000 effective 1 March 2026, equal to
10% of salary. Benefits: entitlement as per the policy.

Annual bonus
•Up to 250% of salary, based on forward-looking performance measures set near the start of the year.
LTIP
•Up to 550% of salary for the CEO and 500% of salary for the GFD, based on forward-looking performance measures set shortly before the time of grant.
Shareholding requirement
•Shareholding requirement: 550% of salary for the CEO and 500% of salary for the GFD. Shareholding requirements extend for two years after stepping down as an Executive Director.
Paid in cash
Paid in cash
Cash in lieu of pension
and benefits
Benefits and cash in
lieu of pension
Cash5
Performance
period
Deferral in shares5
Deferral in
shares and
holding period6
Preliminary
performance period
Three-year
performance period
Shareholding requirement continues to apply
5The starting position is that 50% of annual bonus will be deferred in shares over three years, but the Committee will review this each year and, if the Executive
Directors have met their shareholding requirements, may reduce this deferral to 25%. The remaining amount will be delivered in cash.
6LTIP awards will vest in two tranches: 75% will vest after year 3, subject to a two-year holding period, and 25% will vest after year 4, subject to a one-year holding period. The combined vesting and holding period for the entire LTIP award is five years.

Alignment of performance measures and strategy
Performance measures	Weighting in 2026 annual bonus	Weighting in 2026-2028 LTIP	Alignment to strategy	Direct alignment to stakeholder groups
Financial
Profit before tax (with a CET1 ratio underpin)	●		A measure of annual financial performance and a key factor that drives RoTE
Cost: income ratio	●		A measure of the efficiency of our business operations
Return on tangible equity (RoTE)		●	A measure of the returns we generate for shareholders
Relative total shareholder return		●	A measure of share performance (comprising share price appreciation and dividends paid), measuring Barclays' performance relative to a peer group of other international banks
Strategic objectives	●		Individual objectives for each Executive Director, aligned to our strategic priorities
Strategic non-financial	●
Includes the Group's non-financial key performance indicators, including Customers, clients & colleagues as key stakeholder groups, and Risk & operational excellence, which is fundamental to operating at a consistently excellent standard to deliver sustainable performance

Sustainability, customers and clients		●	Includes longer-term objectives relating to climate and sustainability, as a strategic priority, and customers and clients as a key stakeholder group

55%
10%
50%
25%
20%
15%
25%

Customers and clients	Colleagues	Society	Investors

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	122

Remuneration report (continued)
Wider workforce remuneration
Our remuneration philosophy
Our remuneration philosophy applies to all employees, including the Executive Directors, and sets out the way we approach remuneration. It aims for remuneration to be as simple and clear as possible, while ensuring strong alignment with risk and conduct as well as our Values and Mindset.
Our philosophy guided the 2025 remuneration decisions set out in this report.

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

Support Barclays’ Values and culture	Results must be achieved in a manner consistent with our Values. Our Values, culture and Mindset should drive the way that business is conducted.

Align pay with risk appetite, risk exposure and conduct expectations	Remuneration should be designed to reward employees for achieving results in line with the Group's risk appetite and conduct expectations.

Be fair, transparent and as simple as possible
We are committed to ensuring pay is fair, simple and transparent for all our stakeholders. All employees and stakeholders should understand how we reward our employees, and fairness should be a lens through which we make remuneration decisions.

Role of the Remuneration Committee in wider workforce remuneration
The Committee considers the overarching objectives, principles and parameters of remuneration policy across the Group, ensuring a coherent approach in respect of all employees. In discharging this responsibility, the Committee seeks to ensure the policy is fair, transparent and avoids complexity. It assesses, among other things, the impact of pay arrangements on the Group’s culture,
Values and strategy, and on all elements of risk management.
The Committee performs the following activities in relation to wider workforce remuneration:
•Reviews alignment of remuneration with the remuneration philosophy, Fair Pay Agenda, Barclays’ Purpose, Values, Mindset, conduct expectations and long-term success;
•Reviews alignment of wider workforce and Executive Director remuneration policies;
•Approves the incentive pool and reviews wider workforce pay outcomes;
•Reviews budgets for fixed pay increases.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	123

Remuneration report (continued)
How stakeholder views are considered in remuneration decisions
We seek to consider the views of all our stakeholders in remuneration decision-making, including views of customers and clients, colleagues, investors, regulators, and how we impact society more broadly.

Customers and clients

The Remuneration Committee factors in performance against
customer- and client-related measures when determining the
incentive outcomes for the Barclays PLC Executive Directors, and when determining the Group incentive pool.
For the Executive Directors' 2026 annual bonus, those measures are included within a broader category of measures relating to
Customers, clients & colleagues, weighted 10%. The assessment will focus on how Barclays is driving world-class outcomes for customers and clients and is likely to include the following measures:
•Improve customer and client satisfaction
•Reduce customer complaints
•Maintain rankings and market share in Barclays Investment
Bank
•Increase digital engagement.
For the 2026-2028 LTIP, customer- and client-related measures are included as part of the broader category of measures relating to
Sustainability, customers & clients, weighted 25%.

Society

The Remuneration Committee factors in performance against
sustainability-related measures when determining the incentive outcomes for the Barclays PLC Executive Directors, and when
determining the Group incentive pool.
For the 2026-2028 LTIP, sustainability-related measures are included as part of the broader category of measures relating to Sustainability, customers & clients, weighted 25%. The sustainability-related measures are likely to include financing clients' transition, reducing our financed emissions, achieving net zero operations, and
supporting our communities.
As part of our commitment to fair pay, Barclays has been an
accredited Living Wage Employer since 2013. This means that all our employees and relevant third-party contractors in the UK are paid at least a 'real Living Wage', as set by the Living Wage Foundation.
Employees outside the UK are also paid at least a living wage, in line with benchmarks provided by the Fair Wage Network. For further details, please see the 'Living wage review' section on the next page.

Colleagues

We engage with colleagues to understand their views through our regular all-colleague Your View surveys, union and works council engagements, and ‘townhall’ meetings. We also engage
with colleagues through our Employee Resource Groups,
webcasts, and workshops.
Our ongoing engagement with Unite the union in the UK covers a range of topics, such as fair pay and how we support colleagues through workforce change programmes, and this enables the views of colleagues to be shared with senior leaders to inform decision-
making. For further details on our 2026 pay offer, please see the
'Salary increase budgets for 2026' section on the next page.
We publish information on our HR Hub intranet site to explain to colleagues how the Group’s performance and pay approach
aligns to the Fair Pay Agenda, and to help them understand the employee benefits Barclays provides, so they can make the most of what is on offer. To communicate pay in a clear way, each
colleague receives a Compensation Profile detailing their fixed pay and incentives for the previous year and their fixed pay for the following year.

Investors

We recognise that remuneration is an area of particular interest to shareholders. We listen to their views and take these into account when setting remuneration outcomes or considering changes to remuneration policies.
Accordingly, the Group Chairman or Remuneration Committee
Chair holds meetings each year with major shareholders and
representative groups to understand their views, accompanied by senior Barclays employees. This kind of engagement helps inform the Committee’s work and contributes directly to the decisions it makes in relation to Executive Directors’ remuneration.
In developing our current Directors' Remuneration Policy (DRP), which was approved by shareholders at the 2025 AGM, we
engaged extensively with shareholders and had meetings with
shareholder representative bodies and proxy agencies. The
feedback provided was invaluable, and the DRP reflects their input, striking a balance across the relevant factors.

Regulators
We regularly review and update our remuneration policies in response to changes in regulation. Each year, our remuneration policies and processes are independently reviewed by the Barclays Internal Audit or Chief Controls Office functions to provide assurance that we are compliant with regulatory requirements.
In 2025, we maintained active engagement with our regulators to explain our approach to performance and pay, and to understand their perspectives. Regulator feedback was considered in our remuneration decisions for 2025. We also responded to the PRA/FCA's consultation on the recent changes to UK bank pay regulations. We continue to ensure we have ongoing regulatory dialogue on relevant topics relating to remuneration.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	124

Remuneration report (continued)

Spotlight on

Fair pay at Barclays
Our Fair Pay Agenda is central to our remuneration approach and is a key consideration for all of our pay decisions. Since we first published our Fair Pay Agenda in 2018, we have continued to make improvements to how we pay and support our colleagues.
Our fair pay principles

Fair pay for the lowest paid Paying fairly for work done, in a simple and transparent way.	Equal opportunities to progress Providing equal employment opportunities to all, so everyone can enjoy a successful career at Barclays.	Engaging with colleagues Engaging with colleagues to understand their views on the culture of the organisation and enabling the representation of employees in our remuneration decision- making process.	Alignment of employee and Executive Director pay Linking both Executive Director and employee pay to sustainable business performance.	Equal pay commitment Rewarding employees fairly for their contribution and making sure pay and performance decisions never take into account any protected characteristics.
Fair pay for the lowest paid
Fair pay means paying the right salary,
awarding the right incentives, providing
the right benefits, and delivering the
right level of support in the workplace.
Living wage review
•Paying at least a living wage to all our
colleagues in all our locations is at the
heart of our Fair Pay Agenda. We
continue to meet or exceed living wage
benchmarks in all our locations, as set
by the Living Wage Foundation in the
UK and the Fair Wage Network across
other locations1.
•Minimum hourly pay rates for India and
US will increase to INR163 and $23.50
respectively from 1 March 2026,
exceeding applicable living wage
benchmarks. For the UK, minimum hourly
pay rates remain subject to agreement of
the 2026 pay deal with Unite the union but
will in any case exceed the Living Wage
Foundation rates.
Salary increase budgets for 2026
•We targeted our salary increase budgets
so there are higher increases for the most
junior colleagues.
•In the UK, for over 36,000 employees
covered by Unite the union, we offered a
salary increase budget of c.4.0% for
junior employees, and c.3.2% overall
(subject to agreement of the 2026 pay
deal with Unite).
Benefits
Colleagues are eligible to receive a range of
benefits relevant to their location.
Developments for this year include:
Barclays Premier Account offering in
the UK
•In July 2025, all UK colleagues were
given access to Barclays Premier
Banking, which offers a suite of
exclusive products, services, and
benefits.
Enhancements to benefits in India
•During 2025, we increased critical
illness cover by 50% and introduced a
minimum life insurance payout above
prior levels for our lowest-paid
employees, providing greater financial
security for them and their families.
Parental leave
•From 1 January 2026, we increased our
UK paternity leave from two weeks to 16
weeks, and our Asia Pacific non-primary
caregiver leave from six weeks to 10
weeks, supporting colleagues balancing
work and personal life. For further details,
please see page 27.
Wellbeing
•We remain committed to supporting our
colleagues' wellbeing and equipping
people leaders with practical guidance
informed by our Your View colleague
surveys to embed wellbeing into
everyday working life.
•Our Be Well service has seen record
engagement, with over 53,000 (55%)
colleagues registered on the wellbeing
portal and over 1,450 volunteer
champions.
•To support financial wellbeing, we
provide learning to all colleagues
globally. In the UK, we offer a ‘Money
Mentors for Me’ service, providing
guidance on budgeting, goal setting and
money confidence, and we run a ‘Talk
Money Week’ to help normalise
conversations about financial wellbeing
and signpost support.
Pay transparency
•Since 2024, Barclays HR systems have
provided managers with improved access
to pay data for their teams and salary
ranges by job (where available),
supporting pay decisions.
Note:
1Living wage rates for employees in Jersey
are sourced from Caritas Jersey, a charity
affiliated with the Living Wage Foundation.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	125

Remuneration report (continued)

Spotlight on

Fair pay at Barclays (continued)
Equal opportunities to progress
Barclays is an equal opportunities
employer. This means we want to recruit,
recognise, reward, and retain talented
individuals from all backgrounds.
Performance management
and recognition
•Our continuous performance
management approach encourages
ongoing feedback and personal
development.
•At the end of each year, colleague
performance is assessed on 'what' they
have delivered and 'how' they have
achieved it, as well as leadership
behaviours (for all people leaders). To
support leaders with making informed
decisions, all colleagues receive globally
cascaded objectives aligned with our
consistently excellent standard, and our
HR system captures feedback,
development, goals, and recognition
moments in one place to support
decision-making.
•In 2025, we upgraded the ‘Recognition
at Barclays’ platform to improve user
experience. Approximately 1.5 million
thank yous were received during 2025
and a colleague was recognised every 22
seconds on average.
Inclusion and Opportunity
•We are evolving our approach to
Inclusion and Opportunity, with a focus
on empowering our colleagues and
leaders, engaging our communities and
driving company success. We remain
committed to creating a workplace where
everyone feels valued and respected,
within a culture of belonging and equal
opportunity for all.
Talent programmes and skills
development
• We are committed to unlocking
potential, so colleagues have a clear path
to succeed in their careers. To support
this, we progressed our global Talent
Excellence Programme to enhance how
we identify potential and provide high-
quality development opportunities.
•We continue to invest in building the
skills needed now, and in the future,
supporting colleague development and
enabling career progression. Our HR
system enables colleagues to create
personalised career profiles, access
tailored learning, and identify open jobs
that match their skills, supporting career
development conversations.
Pay gaps
•We disclose pay gaps in line with
location-specific requirements, including
for the UK, Ireland, France and Japan.

For more detail on our pay gaps reports, please refer to the Other section of our Annual Reports webpage: home.barclays/ annual-reports

Engaging with colleagues
We engage with colleagues to
understand their views on the culture
of the organisation through our
colleague surveys, union and works
council engagement and other means.
Unite
•During 2025, Barclays maintained
its constructive partnership with
Unite, our recognised UK trade
union representing 80% of our UK
workforce (which equates to 39%
globally)1.
Colleague surveys
•These surveys give colleagues the
opportunity to share their views on
Barclays as a place to work, while also
providing insights to help us improve the
colleague experience.
Communicating performance and pay
•Each year, people leaders receive
guidance on how to communicate
performance and pay decisions.
Colleagues are also able to access key
materials via the HR Hub intranet pages.

For further details on how we engage with colleagues, please see page 123.

Note:
1Barclays UK acquired Kensington Mortgage
Company (KMC) on 1 April 2023 and Tesco
Bank on 1 November 2024. KMC and Tesco
Bank headcount is not included in these figures.

85%	Colleague engagement (2024: 85%)
Colleague engagement is derived from the responses to three questions in our Your View survey that measure advocacy, motivation and sense of personal accomplishment.

87%	Wellbeing index (2024: 87%)
Measures the psychological wellbeing of our colleagues.

81%	Inclusion index (2024: 81%)
Measures how included our colleagues feel.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	126

Remuneration report (continued)

Spotlight on

Fair pay at Barclays (continued)
Alignment of employee and Executive Director pay
To ensure that we reward appropriately, we review performance through financial and non-financial lenses and assess individual performance. This approach applies to executives, senior management and all other employees.

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

Reflects the individual’s role, skills and
experience, and is reviewed annually in the
context of market pay rates and any changes
in scope/responsibility. Annual increases
will typically be no more than the average
increase for UK employees.

Delivery	All in salary for most, paid in cash. Some roles are also entitled to receive certain cash allowances.
All in salary for most. For a small number of
senior employees (2% globally) a proportion
is delivered in Role Based Pay (RBP), in cash
or shares, to recognise the seniority, scale and
complexity of their role.
All in salary, paid in cash. No entitlement to any allowances.

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

Annual bonus
Annual bonuses incentivise and reward the achievement of Group, business and individual objectives, and reward employees for demonstrating individual behaviours in line with
Barclays’ Values and Mindset. All eligible employees are considered.
Assessed against predetermined measures to align with financial performance, strategic objectives and strategic non-financial key performance measures.

Delivery	In cash following the performance year.	For many, a proportion of annual bonus is delivered in deferred cash and/or shares. Annual bonus deferral will always meet regulatory requirements.	A proportion of annual bonus is deferred in shares. Across the annual bonus and any LTIP award combined, deferral will always meet regulatory requirements.

Long Term Incentive Plan (LTIP) award	Not applicable to the wider workforce.
The value received from LTIP awards
depends on assessment of performance over
a three-year period against Group-wide
financial and non-financial measures.
Delivery is in shares with release after the
fifth year from grant.

All-employee share plans
Barclays operates all employee share plans in locations representing 99% of employees globally. These plans provide an opportunity for eligible employees to acquire Barclays shares on beneficial terms.

Alignment of pay decisions
While the approach to pay for the
Executive Directors is aligned to that for
the wider workforce, the incentives
approach for Executive Directors is
significantly more structured, as required
by institutional shareholders for directors of
UK-listed companies.
This can lead to greater year-on-year
volatility in incentives outcomes for the
Executive Directors compared to the norms
for other colleagues.
For 2025, the bonus pool for the wider
workforce increased, as did the incentive
outcomes (annual bonus and LTIP) for the
Executive Directors, reflective of strong
performance.
Employee share awards
In recognition of our colleagues' collective
effort and dedication to delivering to a
consistently excellent standard, we are
granting each of our colleagues1 an award
of 110 Barclays shares in early 2026. This
share award, following a similar award in
2025, reinforces the alignment between our
colleagues' and shareholders' interests.
Note:
1Except for employees at Managing Director grade and Material Risk Takers, for whom a portion of compensation is typically delivered in shares.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	127

Remuneration report (continued)

Spotlight on

Fair pay at Barclays (continued)
Equal pay commitment
We believe that colleagues should be
appropriately and fairly rewarded for
their contribution. Employees must be
rewarded fairly with regard to their
specific role, responsibilities, and other
factors that properly affect pay.
Pay decisions must not take into account
any protected characteristics.
While legal definitions of ‘equal pay’ vary,
our commitment to rewarding colleagues
fairly is the same everywhere.
There are times where differences in pay
are justified, even among employees
performing the same or similar roles. These
may include differences in individual
performance, the geography in which each
role is based, or external market conditions.
Delivering on our commitment:

Employees must be rewarded fairly, with regard to their specific role, seniority, responsibilities, skills, experience and other factors that properly affect pay

Performance and pay decisions must not, directly or indirectly, take into account an individual’s gender, age, ethnicity, religion, sexual orientation, marital status, pregnancy, maternity, parental leave, veteran status, disability or any other protected characteristic

We provide manager guidance and training to make it clear that pay and performance decisions must reflect an individual's role and contribution

We have robust processes to review and challenge performance and pay decisions

We work closely with Unite the union to review the fairness of performance management and pay distribution for the employees they cover in the UK

We are actively making our approach to fair pay more transparent for employees

Employees are encouraged to engage with their people leader if they have concerns about their pay and they can also raise an HR query. We will investigate any grievance raised by an employee, which includes any issues relating to pay

We will continue to conduct our assurance activities to ensure that performance ratings and pay outcomes remain fair and free from bias

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	128

Remuneration report (continued)
Incentive pool and annual bonus outcomes for 2025
Determining the Group incentive pool
In determining the 2025 Group incentive
pool, the Committee considered:
•the Group’s financial and non-financial
performance during 2025
•the performance of individual businesses

Group incentive pool and Group Chief Executive bonus outcomes over the years within the Group and their contributions
to our targets and strategy
•the Group’s capital position and current
and future risks
•the need to reward strong performers
appropriately, as well as recognising
colleagues who have exemplified the
Barclays Values and Mindset
•compensation market data and expected
market trends, to maintain
competitiveness where performance
warrants.
The Committee used its judgement to reach
a balanced decision on the level of the
Group incentive pool, in line with our
remuneration philosophy.
The 2025 incentive pool supports outcomes
that reflect the performance of the Group
without paying more than is necessary. It
will also support the Group’s continuing
ability to attract, retain and reward
colleagues who will drive the delivery of
the Group’s strategy and sustainable
growth for shareholders in the future.
On that basis, the Committee approved a
Group incentive pool for 2025 performance
of £2,208m (2024: £1,914m), up 15%
compared to the final incentive pool for
2024. The incentive pool reflects risk and
conduct adjustments of £252m.
The Group incentive pool and Group
Chief Executive bonus outcomes
The incentive approach for our Executive
Directors is significantly more structured
than for other employees, as required by
institutional shareholders for directors of
UK-listed companies.
This more-structured approach, with a need
for direct alignment to specific financial
performance metrics, leads to greater year-
on-year volatility in incentive outcomes –
both up and down – for the Executive
Directors compared to other employees.
For 2025, like every year, the Committee
considered the Executive Director bonus
outcomes in the context of the bonus
outcomes for the wider workforce, ensuring
appropriate alignment both this year and
over a multi-year period.

2,500
2,000
1,500
1,000
500
0
100%
80%
60%
40%
20%
0%

B
A

B
A

B
A

A	■	Group incentive pool (£m)
B	■	Risk and conduct adjustments (£m)
Group Chief Executive bonus outcome (% of maximum)

Annual percentage change in fixed pay
of the Group Chief Executive and
employees
The annual percentage change in fixed
pay earned in 2025, compared to 2024,
is -30% for the Group Chief Executive,
as his fixed pay was significantly
reduced under the new DRP (and
renamed as 'salary'), and +4% for the
UK employee median – reflecting the
salary increases awarded in early 2025.

It also reviewed the historical outcomes for
the Executive Directors in the context of
performance each year. It concluded they
were appropriate in the context of the
performance achieved.

B
A

B
A

B
A

Group Chief Executive pay ratio:
248:1
Our Group Chief Executive median pay
ratio for 2025 is up compared to 2024
(201:1). This principally reflects the
increase in the value of the Group Chief
Executive's LTIP due to share price
growth since it was granted.

Full details and supporting narrative. See page 150

Full details and supporting narrative. See page 149

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	129

Remuneration report (continued)
Sustainability and remuneration
Executive Directors
The Committee reviews the Executive
Directors' incentive measures each year to
ensure they continue to support the delivery
of our strategic priorities, including climate
and sustainability priorities.
The Executive Directors' annual bonus and
LTIP awards include sustainability-related
measures, aligned with the Group's evolving
sustainability ambitions, metrics and targets.
As most of our climate and sustainability-
related measures and targets are longer term,
and progress towards these targets is
expected to be non-linear and is best
assessed over a multi-year period, the
climate measures are included in the
Executive Directors' LTIP. For the
2026-2028 LTIP, the climate and
sustainability measures are included as part
of the broader category of measures relating
to Sustainability, customers & clients,
weighted at 25%. The climate and
sustainability measures will likely include
financing clients' transition, reducing our
financed emissions and achieving net zero
operations, as well as supporting our
communities.
Additionally, 10% of the 2026 bonus will be
determined on a combination of colleague
measures, including engagement, culture
and inclusion, and measures relating to
customers and clients, including improving
customer and client satisfaction, reducing
customer complaints, maintaining rankings
and market share in Barclays Investment
Bank, and increasing digital engagement.
Risk & operational excellence measures are
weighted at 5% in the 2026 bonus, as the
management of risk underpins delivery
against our strategy. Outcomes will be
determined based on an assessment of
performance against a range of measures,
including risk awareness and operational
excellence.
Other employees
Barclays’ performance against non-financial
measures, including climate and
sustainability-related measures, is factored
into the determination of the Group
incentive pool – impacting annual bonus
awards of all employees. In determining the
Group incentive pool for 2025 performance,
the measures used for the non-financial
assessment included climate and
sustainability-related measures focused on
our progress towards our Sustainable and
Transition Financing target, reductions in
our financed emissions, reductions in our
operational emissions, and investing in our
communities.
The incentive pool is also adjusted to take
account of risks, both crystallised and
potential future risks, and consideration is
given to vulnerabilities across all of
Barclays’ principal risks, which include
climate risk.
Individual bonus outcomes are determined
based on Group, business, and individual
performance. Performance for all colleagues
is assessed against individual performance
objectives, which are aligned to the
consistently excellent standard and include
sustainability considerations where relevant.
Specific sustainability-related objectives will
depend on the role of the individual.
The Group Executive Committee members
responsible for Barclays’ five business
divisions have specific climate and
sustainability-related objectives relevant to
the businesses they manage included in their
performance objectives and assessment.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	130

Remuneration report (continued)
Directors’ Remuneration Policy (DRP)
The DRP was approved by shareholders at the AGM on 7 May 2025, receiving 97% of shareholder votes in favour. It took effect from that date and will apply for a maximum of three years. A summary of the policy for the Executive Directors, its implementation during 2025, and the intended implementation for 2026 is set out below. More information on the implementation of the policy is provided on page 145. The full policy, including recruitment and leaver provisions, and the policy for the Non-Executive Directors, can be found on pages 204 to 213 of the 2024 Annual Report, which is available at home.barclays/annualreport.
Remuneration policy summary – Executive Directors

Element and purpose	Operation	Implementation for 2025	Implementation for 2026

Salary To support the recruitment, retention and development of the right calibre of individual for the role.
•Factors considered in determining salary
include:
•the size and scope of the role, taking into
account the size, complexity and breadth of
the organisation
•the skills, experience and performance of
the individual
•market practice and market data.
•The salary for each Executive Director is
reviewed annually. Percentage increases will
normally be no more than the average annual
percentage increase for UK employees, though
may be higher if the Committee considered it
appropriate.
•Paid in cash, monthly via payroll.
•No performance measures or malus and
clawback provisions apply.
		Effective 7 May 2025 (i.e. following shareholder approval of the policy): C.S. Venkatakrishnan £1,590,000 Anna Cross £950,000	Effective 1 March 2026: C.S. Venkatakrishnan 3.2% increase to £1,641,000 Anna Cross 5.3% increase to £1,000,000
	•	•
Pension To support Executive Directors to build long- term retirement savings.
•An annual cash allowance is provided in lieu
of participation in a pension arrangement, paid
monthly via payroll.
•The cash allowance value is currently 10% of
salary. The Committee may adjust this
provided that the maximum allowance does
not exceed the employer pension contribution
rate provided to the wider UK workforce.
•No performance measures or malus and
clawback provisions apply.
		Effective 7 May 2025 (i.e. following shareholder approval of the DRP): C.S. Venkatakrishnan £159,000 Anna Cross £95,000 (10% of salary)	Effective 1 March 2026: C.S. Venkatakrishnan £164,100 Anna Cross £100,000 (10% of salary)

Benefits To provide a competitive and cost-effective benefits package appropriate to the role and reflecting local market practice, and to support the health and wellbeing of the Executive Directors.
•Benefits provision includes, but is not
restricted to, private medical cover, annual
health check, life assurance and ill health
income protection, and use of a Company
vehicle and driver for business purposes
(including any tax liabilities that may arise
from these benefits).
•Mobility benefits may be provided in
accordance with Barclays’ general employee
mobility policies and practices if an Executive
Director relocates to perform their role.
•The maximum value of the benefits is
determined by the nature of the benefit itself,
and costs of provision may depend on external
factors, e.g. insurance costs.
•No performance measures or malus and
clawback provisions apply.
		Benefits as per policy	Benefits entitlement will remain unchanged

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	131

Remuneration report (continued)
Remuneration policy summary – Executive Directors (continued)

Element and purpose	Operation	Implementation for 2025	Implementation for 2026
	•	•

Annual bonus
To reward delivery of
short-term financial
targets and strategic
objectives, and the
individual performance of
the Executive Directors in
achieving those.
Delivery in part in shares
increases alignment with
shareholders and
encourages longer-term
focus.

•The maximum annual bonus opportunity is
250% of salary for each of the Group Chief
Executive and the Group Finance Director.
•Awards are discretionary and actual outcomes
are based on an assessment of Executive
Directors’ performance in the year, measured
against financial and other strategic objectives.
•The Committee sets performance measures,
weightings and targets near the start of each
year. Financial measures will normally make
up at least 65% of annual bonus opportunity.
•Discretion can be applied by the Committee to
ensure the level of annual bonus outcome is
reflective of the performance of the Group and
the individual over the period.
•Annual bonus awards are typically delivered as
a combination of cash and shares, a proportion
of which may be deferred, ensuring that the
proportion of variable pay (annual bonus and
LTIP combined) that is deferred is no less than
required by regulations.
•Malus and clawback provisions apply.

In respect of 2025
performance year:
C.S. Venkatakrishnan’s
annual bonus was £3,299,000
(83.0% of maximum)
Anna Cross’s annual bonus
was £1,971,000 (83.0% of
maximum)
25% of the bonus award will
be deferred into shares
vesting over three years and
75% will be paid in upfront
cash.
C.S. Venkatakrishnan and Anna Cross up to 250% of salary Performance measures and weightings for the 2026 annual bonus remain unchanged from those for the 2025 annual bonus
	•	•

Long Term Incentive Plan
(LTIP) award
To incentivise execution
of Barclays’ strategy over
the longer term.
The multi-year
performance period and
deferral into Barclays
shares encourage a long-
term view and serve to
align Executive
Directors’ interests with
those of shareholders.

•The maximum annual LTIP award is 550% of
salary for the Group Chief Executive and
500% of salary for the Group Finance
Director, with actual award levels determined
based on satisfactory performance over the
prior year (the preliminary performance
period).
•Awards are typically granted as conditional
rights to receive Barclays shares at no cost.
They are structured so no part of the award
vests before the third anniversary of grant, the
final tranche is released no earlier than the fifth
anniversary of grant, and so that when
combined with the annual bonus the proportion
of variable pay that is deferred is no less than
required by regulations.
•Vesting of each award is dependent on
performance against targets over the three-year
period commencing with the year of grant.
•The Committee sets performance measures,
weightings and targets around the time awards
are granted, covering financial and non-
financial measures. Financial measures will
normally make up at least 75% of the total
opportunity.
•Discretion can be applied by the Committee to
reduce the vesting of any award to ensure that
it is reflective of the performance of the Group
and individual over the period.
•Malus and clawback provisions apply.

In respect of 2025
performance year:
C.S. Venkatakrishnan will be
granted a 2026-2028 LTIP
award of 550% of salary
Anna Cross will be granted a
2026-2028 LTIP award of
500% of salary
Performance measures and
weightings for the 2026-2028
LTIP cycle remain
unchanged from those for the
2025-2027 LTIP cycle
75% of the award will vest
on the third anniversary of
grant and 25% on the fourth
anniversary, followed by
holding periods such that the
shares that vest must be
retained until at least the fifth
anniversary of grant (save for
sales to cover taxes payable
on vesting).
C.S. Venkatakrishnan up to 550% of salary Anna Cross up to 500% of salary

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	132

Remuneration report (continued)
Remuneration policy summary – Executive Directors (continued)

Element and purpose	Operation	Implementation for 2025	Implementation for 2026

Shareholding requirement To further enhance the alignment of Executive Directors’ interests with those of shareholders, in long-term value creation.
•Executive Directors have a contractual
obligation to build up a shareholding, within
five years from their date of appointment as an
Executive Director, with a value equivalent to
550% of salary for the Group Chief Executive
and 500% of salary for the Group Finance
Director.
•Shares that count towards the requirement are
those beneficially owned by the Executive
Director, plus the value of any vested share
awards (including those subject only to
holding periods) and the estimated after-tax
value of any shares from unvested deferred
share bonuses and LTIP awards provided that
no performance conditions remain untested.
•Post-employment shareholding requirements
apply for two years after stepping down as an
Executive Director.

As at 31 December 2025:
C.S. Venkatakrishnan’s
shareholding was 1,479% of
his salary. The relevant
shareholding requirement has
already been met, ahead of
the five-year deadline which
falls on 1 November 2026
Anna Cross’s shareholding
was 611% of her salary. The
relevant shareholding
requirement has already been
met, ahead of the five-year
deadline which falls on 23
April 2027.
Shareholding requirements remain unchanged
Risk and conduct adjustment – malus and clawback
Any annual bonus or LTIP awarded is subject to malus and clawback provisions.
The malus provisions enable the Committee to reduce the amount of unvested bonus or LTIP (including to nil) prior to vesting in specified circumstances, including but not limited to:
•a participant deliberately misleading Barclays, the market and/or shareholders in relation to the financial performance of the Barclays
Group
•a participant causing harm to Barclays’ reputation or where his/her actions have amounted to misconduct, incompetence, poor performance, material error or negligence
•a material restatement of the financial statements of the Barclays Group or any subsidiary, or the Group or any business unit suffering a material downturn in its financial performance
•a material failure of risk management in the Barclays Group
•a significant deterioration in the financial health of the Barclays Group.
The clawback provisions enable amounts to be recovered after they have been paid or vested, for a period in line with applicable regulation –
currently seven years from grant (which can be extended to up to 10 years if a relevant investigation is ongoing at the end of the initial seven-
year period) where (i) a participant’s actions or omissions have amounted to misbehaviour or material error and/or (ii) Barclays or the relevant business unit has suffered a material failure of risk management.
During 2025, no risk or conduct adjustments were made to the Executive Directors' remuneration via the malus and clawback provisions that apply to their annual bonus or LTIP awards.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	133

Remuneration report (continued)
Determining measures and targets for the Executive Directors' annual bonus and LTIP awards
The Committee has adopted a consistent approach in recent years when considering and agreeing performance measures and targets for the
Executive Directors' annual bonus and LTIP plans, ensuring that Executive Directors' incentives support the delivery of sustainable performance and our strategic priorities. To illustrate this, the process for setting measures and targets for the 2026 annual bonus and
2026-2028 LTIP is set out below.

1. Select measures and weightings (December 2025)

The Committee reviewed the key financial and non-financial measures for the Group, as set by the Board and senior management, including the measures for which there will be prospective external guidance or targets relevant to the annual bonus or LTIP performance periods. Measures within the annual bonus were selected to reflect the more immediate strategic priorities and building blocks for future delivery against our longer-term targets, while the measures in the LTIP were focused on key longer-term goals. Shareholder and other stakeholder considerations also informed the selection of measures and weightings.

2. Set targets and payout ranges (January 2026)

The Committee set targets for the annual bonus and LTIP, considering:
•the Group’s external targets and stated ambitions, in the context of the Group's strategic plans
•short-term and medium-term performance forecasts, and external financial analysts’ expectations
•shareholder and other stakeholder priorities
•the wider economic environment.

3. Monitor performance (regularly through the performance period)

Throughout the performance period, the Committee will receive updates on performance against the bonus and LTIP targets, combining performance to date and the future performance outlook, and the projected incentive outcomes that would result.

4. Assess performance and agree outcomes (January - February following the performance period)

At the end of the performance period, the financial and non-financial performance measures will be assessed and the incentive outcomes will be determined.
The Committee will then review these outcomes, in the following context, and will have the discretion to adjust the outcomes if it deems it appropriate:
•overall Group performance, and the overall performance of each Executive Director, over the performance period
•the underlying financial health of the Group
•bonus outcomes for the wider workforce
•historical outcomes for the Executive Directors in the context of performance each year.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	134

Remuneration report (continued)
Annual report on Directors’ remuneration
This section explains how our Directors’ Remuneration Policy (DRP) was implemented for 2025
Executive Directors
Single total figure for 2025 remuneration
The following table shows a single total figure for 2025 remuneration in respect of qualifying service for each Executive Director, together with comparative figures for 2024.

		1	2	3		4	5	6	7
		Salary/ Fixed Pay £000	Pension £000	Taxable benefits £000	Total fixed pay £000	Annual bonus £000	LTIP – excluding share price appreciation £000	LTIP – share price appreciation £000	Total LTIP[1,2] £000	Total variable pay £000	Total – excluding share price appreciation £000	Total £000
C.S. Venkatakrishnan	2025	2,063	155	76	2,294	3,299	3,849	5,603	9,452	12,751	9,442	15,045
	2024	2,935	147	95	3,177	2,219	3,285	2,941	6,226	8,445	8,681	11,622
Anna Cross	2025	1,262	94	29	1,385	1,971	2,286	3,328	5,614	7,585	5,642	8,970
	2024	1,837	92	15	1,944	1,336	–	–	–	1,336	–	3,280
Notes:
1The LTIP amounts for 2025 relate to the award granted in 2023, with vesting based on performance measured over 2023 to 2025. The value was estimated using the
Q4 2025 average share price of £4.1493 as this Annual Report 2025 was finalised prior to the first vesting date. This is the first LTIP vesting for Anna Cross following her appointment as Group Finance Director on 23 April 2022. The share price increased by 146% between the date of grant and the share price used to estimate the award value, and columns 5 and 6 separate that share price appreciation within the total LTIP value.
2The LTIP amount for 2024 has been updated based on the share price on the vesting date of the first tranche of the 2022-2024 LTIP, which was £3.049. The LTIP value disclosed in the 2024 Remuneration report was an estimate, based on the Q4 2024 average share price, as the 2024 Annual Report was finalised prior to the vesting date.
Additional information in respect of each element of pay for the Executive Directors

1) Salary/Fixed Pay
Under the current DRP, salary is delivered in cash, paid monthly.
Under the previous DRP, in operation until 6 May 2025, Fixed Pay was delivered 50% in cash, paid monthly, and 50% in shares, delivered quarterly. These shares are subject to a holding period, with restrictions lifting over five years (20% each year).
More information on the Committee's considerations in respect of the Executive Directors' salary is set out on page 145.

2) Pension
Executive Directors are paid cash in lieu of pension contributions equal to 10% of salary (was 5% of Fixed Pay or 10% of Fixed Pay cash under the previous DRP). The pension cash allowance paid during 2025 was £154,940 for C.S. Venkatakrishnan and £94,042 for Anna
Cross. The Executive Directors did not receive any other pension benefits.
3) Taxable benefits
Taxable benefits include, but are not restricted to, private medical cover, life assurance, income protection, tax advice and the use of a
Company vehicle and driver when required for business purposes.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	135

Remuneration report (continued)

4) 2025 annual bonus
The bonus amounts included in the single total remuneration figures are the value awarded in respect of performance during the relevant year.
In determining the bonus in respect of 2025 performance, the Committee considered the performance achieved against the Financial (65%
weighting) and Strategic non-financial (15% weighting) performance measures that had been set to reflect Group priorities for 2025.
Personal performance against each Executive Director's Strategic objectives for 2025 (20% weighting) was assessed on an individual basis.
The outcome for each of the Financial measures would be 0% for performance below threshold, and then determined on a straight-line basis, between a 25% outcome for threshold performance and 100% for achievement of maximum performance. A summary of the assessment is provided in the following table.
2025 annual bonus outcomes

Measures	Weighting	Threshold	Maximum	2025 actual	Outcome
					C.S. Venkatakrishnan	Anna Cross
Profit before tax (excluding material items1), with CET1 ratio underpin	55%	£8.0bn	£10.0bn	See footnote 1	48.0%	48.0%
Cost: income ratio (excluding material items1)	10%	61.5%	58.5%	See footnote 2	8.5%	8.5%
Strategic non-financial	15%	Performance against strategic measures, organised around two categories: Customers, clients & colleagues, and Risk & operational excellence			9.0%	9.0%
Strategic objectives	20%	Individual performance against each Executive Director's strategic objectives, assessed by the Committee			17.5%	17.5%
Total					83.0%	83.0%
Final 2025 annual bonus outcome approved by the Committee					83.0%	83.0%
Note:
1Profit before tax of £9.659bn, which excludes material items: 2025 structural cost actions of £285m and the £235m charge for motor finance redress taken in Q325.
2Cost: income ratio of 59.1%, which excludes material items: 2025 structural cost actions of £285m and the £235m charge for motor finance redress taken in Q325.
Based on the assessment outlined above, the Committee determined an overall formulaic 2025 annual bonus outcome for C.S.
Venkatakrishnan and Anna Cross that equates to £3,299,000, and £1,971,000 respectively.
For the financial measures, materials items were excluded ~~-~~ 2025 structural cost actions of £285m and a £235m charge for motor finance redress, taken in Q325. The latter relates to historical activity that neither Executive Director was directly involved in, given their roles at the time, and C.S. Venkatakrishnan was the Chief Risk Officer when the decision to exit the business was taken in 2019. Further detail on the assessment of the Strategic non-financial measures, and performance against Strategic objectives, is set out on the following pages.
In determining the bonus outcome, the Committee reflected on the appropriateness of these overall annual bonus outcomes, in the context of the performance achieved against the Financial measures, Strategic non-financial measures and Strategic objectives. The Committee considered the underlying financial health of the Group, which is strong and well-capitalised, and more holistically the performance and contribution of each Executive Director during 2025. The bonus outcomes were considered in the context of those for the wider workforce –
ensuring appropriate alignment both this year and over a multi-year period – and also by comparing to historical outcomes for the Executive
Directors in the context of performance each year. The Committee believes that the overall 2025 bonus outcomes above are aligned appropriately with stakeholder considerations and with the performance achieved. Based on this, the Committee concluded that no discretionary adjustment was warranted.
The 2025 annual bonus will be delivered as 75% upfront cash, payable in March 2026, and 25% as a grant of deferred bonus shares that will vest in three equal tranches on the first, second, and third anniversaries of the grant. The number of shares awarded to each Executive
Director will be based on the market share price on the date of grant, and additional shares will accrue equivalent to dividends paid on unvested share awards (as is now permitted under the new UK bank pay regulations). More information is provided on page 119.
All of the 2025 variable pay (both the 2025 annual bonus and the 2026-2028 LTIP) is subject to clawback provisions, which allow the
Committee to recover amounts that have been paid in certain circumstances. The deferred elements are subject to malus provisions, which enable the Committee to reduce the vesting of unvested amounts (including reducing to nil) in certain circumstances. Of the total variable pay to be awarded (the annual bonus and LTIP combined), a total of 79% of C.S. Venkatakrishnan’s 2025 variable pay will be in Barclays shares, and 78% for Anna Cross.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	136

Remuneration report (continued)

4) 2025 annual bonus (continued)
Assessment of the Strategic non-financial measures for the 2025 annual bonus
The overall weighting of Strategic non-financial measures was 15%, within which the Customers, clients & colleagues category was weighted at 10% and the Risk & operational excellence category at 5%. The measures used in the Strategic non-financial assessment for bonus reflect key strategic priorities of the Group. Many outcomes are measured using an external provider, such as customer / client satisfaction or Investment Banking fee ranking and share.
The Committee assessed progress in relation to each of the Strategic non-financial measures and agreed an overall outcome of 9% out of a maximum of 15%. Detail supporting this assessment is set out in the tables that follow.
The overall assessment was based on the following scale:

For Customers, clients & colleagues (max weighting 10%)	Overall outcome for the category
0% to 2.0%	Behind track on most measures
2.0% to 4.0%	Slightly behind track on most measures
4.0% to 6.0%	On track on most measures
6.0% to 8.0%	Slightly ahead on most measures
8.0% to 10%	Ahead of track on most measures

For Risk & operational excellence (max weighting 5%)	Overall outcome for the category
0% to 1.0%	Behind ambition
1.0% to 2.0%	Slightly behind ambition
2.0% to 3.0%	On track to meet ambition
3.0% to 4.0%	At ambition
4.0% to 5.0%	Exceeded ambition
Customers, clients & colleagues

Measure	Criteria	Performance	Commentary	Outcome
Customers & clients
Global Markets revenue ranking and share[1]	Maintain rankings and market share in Barclays Investment Bank	Rank: 6th (2024: 6th) Share: 6.5% (2024: 6.3%)	•Global Markets revenue rank maintained; revenue share has increased since 2024. •We continue to make progress towards our goal of achieving 70 top five ranks with our Top 100 clients.	Slightly ahead of track
Investment Banking fee ranking and share[2]		Rank: 6th (2024: 6th) Share: 3.0% (2024: 3.3%)	•Investment Banking fee rank has been maintained; fee share has decreased since 2024, driven by global fee wallet expansion, impacting our overall share.	Slightly behind track
Customer and client satisfaction	Improve customer and client satisfaction
Barclays UK NPS[3]: +25 (2024: +17)
US Consumer Bank Contact Centre
Agent Servicing tNPS[4]: +52 (2024:
+51)
US Consumer Bank digital tNPS: +63
(2024: +63)
UK Corporate Bank overall client
satisfaction[5]: 66% (2024: 62%)

•Barclays UK: we improved NPS to +25, our
highest score since we began tracking in 2013, and
+8 on December 2024. Premier NPS was a
significant driver, reaching +37 at year-end.
•US Consumer Bank: Contact Centre Agent
Servicing tNPS increased by 1 point to +52.
Digital tNPS remained consistent at +63.
•UK Corporate Bank: overall client satisfaction has
increased by 4 percentage points.
Slightly ahead of track
Complaints	Reduce customer complaints	Barclays UK total complaints (movement year on year): +33% (2024: -36%)	•The increase in complaints year on year was driven by an IT incident in January 2025 that impacted many of our customers. Excluding this, complaints reduced by 2%.	Behind track
Digital engagement	Increase digital engagement	Barclays UK digitally active customers: 13.9m (2024: 13.4m) US Consumer Bank digitally interacting customer[6]: 96.2% (2024: 95.9%) UK Corporate Bank self-service take up: c.50% (2024: c.40%)
•Digital engagement has improved in all areas.
•Barclays UK: The number of digitally active
customers increased.
•US Consumer Bank: digitally interacting customer
measure improved, driven by continued
investment in our mobile app and digital
capabilities, including enhancements to
registration and self-service.
•UK Corporate Bank: significant increase in self-
service take up (+ 10 percentage points).
Slightly ahead of track
Notes:
1Global Markets market share for Barclays is based on external reported revenues of peer banks BoA, BNP, CITI, DB, GS, JPM, MS and UBS.
2Investment Banking market share for Barclays calculated by Dealogic for the period covering 1 January 2025 to 31 December 2025.
3© Ipsos 2025, Financial Research Survey (FRS), 12 months ended December 2025 (Dec 2024). Results based on a sample of 7,546 (6,646) Barclays main current account customers and 1,028 (865) Barclays Premier main current account customers. Total sample of ~50,000 GB adults (aged 16+) a year, weighted to align with overall profile of GB population.
4US Consumer Bank Contact Center Agent Servicing tNPS measures US Consumer Bank customer experience across Contact Centre Agent Servicing, including
Care and Chat, Fraud, Disputes, and Credit.
5UK Corporate Bank OSAT (overall client satisfaction) calculated by Savanta based on proportion of clients surveyed rating Barclays' UK Corporate Bank as
‘Excellent’ or ‘Very Good’, data as at December 2025.
6Measured at exit at end of December 2025. Includes primary consumer card customers. Excludes Interactive Voice Response (IVR).

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	137

Remuneration report (continued)

4) 2025 annual bonus (continued)

Measure	Criteria	Performance	Commentary	Outcome
Colleagues
Inclusion	Maintain inclusion indicators	81% (2024: 81%)	•Inclusion Index score has been maintained, with continued focus on driving an inclusive culture. •88% of colleagues told us they felt included in their team (2024: 89%).	On track
Engagement	Maintain engagement at healthy levels	85% (2024: 85%)	•Employee engagement has been maintained at 85%, 4 percentage points above the Qualtrics 2024 upper quartile Financial Services benchmark.	Ahead of track
Culture	Maintain culture indicators
Of colleagues surveyed:
89% believe strongly in the goals and
objectives of Barclays (2024: 88%)
93% believe that they and their team do a
good job of role modelling our Values
every day (2024: 93%)
92% believe that they and their team do a
good job of role modelling our Mindset
every day (2024: 92%)

•The vast majority of colleagues believe in the
goals and objectives of Barclays, which has been a
key focus since we launched our three-year plan in
February 2024.
•Scores on Mindset and Values role modelling
remain high, consistent with recent years.
•Our consistently excellent culture-change
programme continued to embed these standards
across the organisation. Throughout 2025, local
initiatives across divisions and functions supported
Group-wide efforts to simplify processes,
strengthen risk and control, and drive efficiency.
The consistently excellent standard is embedded in
HR tools, processes and products from hiring and
induction, to performance management,
promotions and development programmes.
Slightly ahead of track
Total Customers, clients & colleagues: 6% out of 10%
Risk & operational excellence

Category	Performance commentary
Risk awareness
•The Committee was satisfied that the Group operated in line with its Board-approved risk appetite.
•In 2025, we completed the delivery of 1,995 'Being consistently excellent ' workshops to our colleagues globally. They provide our people with the skills and knowledge to take personal accountability for driving higher standards across the organisation, recognise what they can do differently to deliver improvements and build consistent practices to raise the standard of execution, with a focus on remediating risk and control weaknesses.
•In 2025, we launched a Risk and Control Digital Credential to all colleagues, our externally accredited digital credential which is flexible, role -
relevant and builds confidence in managing risk and control – critical for delivering consistently excellent outcomes.
•Excluding charges for motor finance redress[1], litigation and conduct costs increased to £157m (2024: £130m), driven by FCA investigations concerning financial crime systems and controls, and compliance with the UK money laundering regulations, which resulted in settlements totalling £48m.
•Conduct breaches have reduced year on year.

Operational excellence
•During 2025, total operational risk losses[2] increased to £143m (2024: £127m) and the number of recorded events for 2025 (2,943)
increased from the level for 2024 (2,392). The total operational risk losses for the year were mainly driven by events falling within the
Execution, Delivery & Process Management and External Fraud categories, which tend to be high-volume but low-impact events.
•In January 2025, an IT incident relating to our UK mainframe operating system impacted many of our customers. Despite this, there was an overall 44% reduction in major technology incidents since 2024, indicating improvement in proactive mitigation.
•High standards of internal service delivery retained during 2025, with the >95% ambition being met throughout the year.

Total Risk & operational excellence: 3% out of 5%
Overall strategic non-financial outcome for the 2025 annual bonus: 9% out of 15%
Notes:
1£235m charge in Q325 (2024: £90m) for motor finance redress. Litigation and conduct costs were £392m in 2025 including the charges for motor finance redress.
2The data disclosed includes operational risk losses for reportable events impacting the Barclays Group business areas, having an impact greater than £10,000 and excludes events that are compliance or legal risk, aggregate and boundary events. A boundary event is an operational risk event that results in a credit risk impact.
Due to the nature of risk events that keep evolving, prior year losses are updated.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	138

Remuneration report (continued)

4) 2025 annual bonus (continued)
Assessment of performance against the Strategic objectives set for the 2025 annual bonus (20% weighting)
The Committee assessed personal performance for C.S. Venkatakrishnan and Anna Cross against both their individual strategic objectives set for their respective roles and their shared strategic objectives. The assessment against these Strategic objectives makes up 20% of the total bonus opportunity.
The table below summarises performance against the shared strategic objectives.
Shared strategic objectives for C.S. Venkatakrishnan and Anna Cross

Objective	Outcomes
Deliver key financial targets including RoTE and capital distributions
•Achieved all our 2025 financial targets, with operational and financial performance improvement driven by disciplined execution of our plan to make Barclays Simpler, Better and More balanced.
•Delivered Group statutory RoE of  9.8% and RoTE of 11.3%, in line with our upgraded target of >11%, with all five divisions delivering double-digit RoTE.
•Group net interest income (NII) was £12.8bn (excluding Barclays Investment Bank (IB) and Head Office), of which
Barclays UK was £7.7bn, meeting 2025 guidance of £12.6bn and £7.6bn respectively.
•The Group’s cost: income ratio improved to 61% (2024: 62%) driven by positive operating leverage for the third consecutive year.
•Total shareholder distributions of £3.7bn announced in relation to 2025 (2024: £3.0bn), on track to return at least
£10bn to shareholders from 2024 to 2026[1].

Maintain robust capital ratios across the Group and within the main operating entities
•Strong balance sheet, with Group CET1 ratio of 14.3%, or 14.0% if the £1.0bn share buyback announced with the
FY25 results is factored in, at the top-end of the 13%-14% target range.
•Similarly strong capital ratios prevail in all main operating entities: at the end of 2025, Barclays Bank PLC’s CET1 ratio was 12.7% and Barclays Bank UK PLC’s CET1 ratio was 14.5%, well in excess of regulatory minima.

Continue to reduce organisational complexity and upgrade legacy technology
•Eliminated our remaining non-core businesses, selling our stake in Entercard, and further simplified our business model, including operating Private Bank and Wealth Management (PBWM) through two core areas, PBWM UK and
PBWM International.
•Continued to invest in enterprise-wide platforms across infrastructure, data and digital, strengthening resilience while reducing complexity and cost. Almost 90% of our technology estate is now in the cloud.
•Introduced new technology, such as the AI-powered Help Hub Assistant in Barclays UK, to support us in delivering seamless, connected services that anticipate customer and client needs and provide faster, more personalised, more intuitive services.

Deliver better income quality, growth within higher-returning divisions and greater RWA productivity in the Investment Bank
•Stable income streams (Financing, Retail and Corporate) comprised 74% of the total Group income in 2025.
•Continued to rebalance the Group, successfully deploying £20bn of RWAs since 2024 into the three highest-
returning UK businesses.
•Investment Bank RWAs remained stable for the fourth consecutive year and made up 55% of Group RWAs in 2025.
•Improved the Investment Bank’s return on RWAs, driven by focus on more-stable income streams and on disciplined client management, capital deployment, and technology enhancements.

Drive growth in our home UK market
•Grew UK retail lending, with strong net mortgage growth and higher card balances in Barclays UK and £3bn lending to small businesses.
•The UK Corporate Bank delivered robust income growth of 16%, underpinned by a strong deposit franchise and growing debt balances. We positively repositioned ourselves among peers and grew lending market share by 1%[2], with total loan growth of £4.6bn.
•PBWM UK grew the UK Digital Investing business with c.65,000 new accounts opened on our Smart Investor platform (up 11% year on year), launched a pilot of a new digitally-enabled mass affluent proposition and expanded the UK Private Markets proposition.

Notes:
1This multi-year plan is subject to supervisory and Board approval, anticipated financial performance and our published CET1 ratio target of 13-14%.
2Source: Bank of England (December) 2025 market data.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	139

Remuneration report (continued)

4) 2025 annual bonus (continued)
In addition to the shared strategic objectives described on the previous page, the table below summarises performance against the strategic objectives for C.S. Venkatakrishnan.
Strategic objectives for C.S. Venkatakrishnan

Objective	Outcomes
Continue to drive better customer and client experience and outcomes, through technology and improved offerings
•Launched new customer technology, platforms and products across our various businesses, including a new mortgage platform, a redesigned Savings Hub for Barclays UK customers and more opportunities to self-serve through digital channels for UK Corporate Bank clients, and saw improvements in customer satisfaction scores across our business.
•Barclays UK channel transactional Net Promoter Score (tNPS) increased to +61 for branch servicing and Premier
Net Promoter Score (NPS) reached +37, the highest level to date[1].
•UK Corporate Bank saw a 4 percentage point improvement in the overall client satisfaction score (an independent benchmarking score measured by Savanta), with 66% of clients surveyed rating us ‘Excellent’ or ‘Very Good’.
•PBWM further enhanced client journeys and investment capabilities on our Smart Investor platform and were awarded Best Stock & Shares ISA Provider from Moneyfacts and received a ‘Value for Money’ consumer rating from Boring Money.
•Investment Banking and Global Markets maintained our rank of sixth[2] – the highest of any bank domiciled outside the US. Our Research team continues to rank highly amongst our institutional client base – #4 overall global research firm and #3 for developed markets[3].
•US Consumer Bank saw tNPS for digital and contact-centre agent servicing averaging 63 and 52 respectively, consistent with 2024 for digital and improved by one point for contact centre performance.

Drive delivery to a consistently excellent standard
•A consistently excellent standard is an integral part of our culture and a key enabler of our three-year plan, which is now embedded in HR tools, processes and products from hiring and introduction, to performance management, promotions and development programmes.
•Delivered over 1,995 colleague workshops during 2025 on what it means to deliver to a consistently excellent standard, creating a strong shared understanding across the organisation.

Drive leadership accountability to further strengthen our risk management and controls
•Local initiatives across divisions and functions supported Group-wide efforts to simplify processes, strengthen risk and control, and drive efficiency, further embedding the consistently excellent standard.
•Launched the Risk and Control Digital Credential – our first Group-wide, externally accredited online learning programme, certified by the Institute of Risk Management – with almost 25,000 colleagues having achieved the accreditation by the end of 2025.

Continue to invest in talent and continue to grow a winning culture
•Strengthened how we identify, assess and develop high-potential talent, introducing greater rigour and consistency through implementing our Talent Management Standards. Delivered accelerator programmes and sponsorship initiatives and offered senior leaders a suite of practical tools, targeted workshops, and resources to develop their skills.
•86% of colleagues have told us that their people leader clearly communicates the actions they need to take to deliver consistently excellent outcomes in their role.

Notes:
1Highest since we started tracking in 2016. Source: © Ipsos 2025, Financial Research Survey (FRS).
2Global Markets ranking based on external reported revenues. Peer banks include BoA, BNP, CITI, DB, GS, JPM, MS and UBS. Investment Banking ranking sourced from Dealogic for the period 1 January 2025 to 31 December 2025.
3Source: Extel.
The Committee recognised C.S. Venkatakrishnan's outstanding performance during 2025, his leadership of the organisation, the progress delivered against the Group's three-year plan, and substantial achievements against both his individual and shared personal objectives. The
Committee assessed that an outcome of 17.5% out of a maximum of 20% was appropriate.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	140

Remuneration report (continued)

4) 2025 annual bonus (continued)
The table below summarises performance against the strategic objectives for Anna Cross.
Strategic objectives for Anna Cross

Objective	Outcomes
Continue to simplify, standardise and automate Group Finance processes to improve effectiveness and efficiency
•Agreed a transformation strategy for Group Finance to standardise and automate processes, and strengthen controls, which is expected to drive significant efficiency enhancements over the coming years.
•Delivered material automation in Product Control and Financial Control, and standardisation of cost reporting activities, with further potential to simplify and automate in the future.
•Launched nine Artificial Intelligence and Machine Learning initiatives in the Group Finance function, delivering measurable benefits, with many more use cases in the pipeline.

Oversee the effective management of risk and control across Group Finance
•Group Finance continued to enhance risk management and controls for compliance with rules, laws and regulations, and work continued to strengthen the control environment around regulatory reporting.
•The risk and control agenda remains a priority in Group Finance, with a constant focus on identifying further improvements.

Appropriate management of capital and resources to ensure we comply with governance and regulatory requirements
•The Group continues to exceed regulatory requirements for CET1, Tier 1, total capital, leverage and Minimum
Requirement of Own Funds and Eligible Liabilities.
•The Group has operated toward the upper half of its CET1 target range of 13%-14% throughout the year, after taking into account the impact of announced share buybacks.

Retain focus on the talent and culture agenda across Group Finance
•Consistent focus on talent management and succession planning has enabled 71% of all senior vacancies in Group
Finance to be filled internally.
•Continued to focus on culture and colleague engagement, improving key measures, e.g. Inclusion index 79% (2024:
78%) and Wellbeing index 85% (2024: 83%).
•Further strengthened colleague engagement across Group Finance, at 83% (2024: 81%).

The Committee recognised Anna Cross's outstanding performance during 2025, ensuring delivery towards the achievement of the Group's three-year plan, and the substantial achievements against both her individual and shared personal objectives. Based on that performance, the
Committee assessed that an outcome of 17.5% out of a maximum of 20% was appropriate.

5) Vesting of the 2023-2025 LTIP cycle (also covers columns 6 and 7 of the single total figure for 2025)
The total LTIP values included in the single total figure for 2025 for C.S. Venkatakrishnan and Anna Cross are based on the amounts that are due to be released from 9 March 2026 in relation to the 2023-2025 LTIP awards granted in March 2023.
The total LTIP values that will vest to C.S. Venkatakrishnan and Anna Cross (column 7 of the single total figure) have been estimated using the Q4 2025 average share price of £4.1493, as this Annual Report 2025 was finalised prior to the first vesting date. Of the estimated LTIP values, 59% relates to share price appreciation between the grant date of the award and the share price used to estimate the award value.
Column 5 of the single total figure shows the estimated LTIP values excluding the impact of share price appreciation and column 6 shows the additional value arising due to that share price growth.
Release is dependent on, among other things, performance over the period from 1 January 2023 to 31 December 2025. In determining what proportion of the awards would vest, the Committee considered the performance achieved against the Financial (70% weighting), Strategic non-financial (20% weighting) and Risk scorecard (10% weighting) performance measures that were set shortly before the award was granted.
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
The CET1 ratio measure operates differently, as described in the table on the following page.
A summary of the assessment of performance is also provided in that table.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	141

Remuneration report (continued)

5) Vesting of the 2023-2025 LTIP cycle (continued)
2023-2025 LTIP outcomes

Measure	Weighting	Threshold	Maximum vesting	Actual	% of award vesting
Average return on tangible equity (RoTE) (excluding material items1,2)	25%	0% of award vests for RoTE of 8.0%, rising on a straight-line basis	25% of award vests for RoTE of 12.5% or higher	11.4%[3]	18.9%
Average cost: income ratio (excluding material items4)	10%	0% of award vests for average cost: income ratio of 62.5%, rising on a straight-line basis	10% of award vests for average cost: income ratio of 58.0% or lower	61.1%	3.1%
Maintain CET 1 ratio within the target range	10%
If CET1 is below the target range during
the period, the Committee will consider
what portion of this element should vest,
based on the reasons for the CET1
shortfall
If CET1 is above the range and does not
make progress towards the range over the
period, the Committee will consider what
portion of the element should vest, based
on the reasons for the elevated levels of
CET1 versus target range and the
associated impacts
			10% vests if either: •CET1 is within the range during the period or •CET1 is above but making progress towards the target range	2023: 13.8% 2024: 13.6% 2025: 14.3%	10% (more information is provided below the table)
Relative total shareholder return[5]	25%	6.25% of award vests for performance at median of the peer group[6], rising on a straight-line basis	25% of award vests for performance at or above the peer group[6] upper quartile	Rank 5 (out of 18)	25.0%
Strategic non-financial measures (details from page 142)	20%	The evaluation focused on key strategic non-financial measures, which the Committee assessed to determine the percentage of the award that will vest, between 0% and 20%. The measures are organised around three main categories: Climate & sustainability (weighted 10%), Customers & clients (weighted 5%), and Colleagues (weighted 5%)			13.5%
Risk scorecard (details on page 143)	10%	The Risk scorecard captures a range of risks and is aligned with the annual incentive risk alignment framework shared with the regulators. The framework measures performance against three broad categories – Capital & liquidity, Control environment, and Compliance – using a combination of quantitative and qualitative metrics			6.8%
Total					77.3%
Final 2023-2025 LTIP vesting outcome approved by the Committee					77.3%
Notes:
1Using average tangible shareholders’ equity based on a CET1 ratio at the mid-point of the Group target range 13% to 14%. (2025: £53.6bn; 2024: £50.5bn; 2023:
£46.5bn).
2Material items consist of post-tax structural cost actions (2025: £217m; 2024: £209m; 2023: £739m taken in Q423) and post-tax charges in respect of motor finance redress (2025: £176m; 2024:£68m).
3Please refer to the "Non-IFRS performance measures" section of this Annual Report on Form 20-F for further information on and a reconciliation of the non-IFRS measure “return on tangible equity” against the most directly comparable IFRS measure.
4Material items consist of structural cost actions (2025: £285m; 2024: £273m; 2023: £927m taken in Q423) and charges in respect of motor finance redress (2025:
£235m; 2024:£90m).
5Performance assessed over the period from 1 January 2023 to 31 December 2025. Start and end total shareholder return data was the Q4 average for 2022 and 2025 respectively and was measured in GBP for each company.
6The peer group is comprised of banks in the UK, Europe and North America of comparable size to Barclays and whose weekly returns have a high degree of correlation with Barclays. The peer group for the 2023–2025 LTIP award was: Banco Santander, Bank of America, BBVA, BNP Paribas, Citigroup, Credit Agricole,
Deutsche Bank, HSBC, ING Group, Lloyds Banking Group, Morgan Stanley, NatWest Group, Société Générale, Standard Chartered, UBS, and UniCredit.
The Group's external target range for the CET1 ratio is 13% to 14%, which reflects the judgement of the Board as to the appropriate CET1 ratio for the Group to operate within. As the CET1 ratio was 14.3% at the end of 2025, above the top of the LTIP target range, the Committee considered (as required under the performance target) what portion of this element should vest, based on the reason why the CET1 ratio was outside the target range. Taking into account the share buyback announced with FY25 results, the CET1 ratio as of 31 December would be
14.0%, at the top of the target range. The Committee was satisfied that the elevated CET1 ratio was temporary, that the Group’s capital position had been appropriately and sensibly managed in the interests of shareholders over the performance period, and that it was therefore appropriate for this portion of the LTIP to vest in full.
The Committee was satisfied that the total vesting outcome of 77.3% was consistent with the performance delivered over the period, and that the underlying financial health of the Group is strong. Based on that, it concluded that no discretionary reduction to the vesting outcome was required, so the award should vest at 77.3% of the maximum number of shares under the total award, to be released in five equal tranches annually, starting from March 2026.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	142

Remuneration report (continued)

5) Vesting of the 2023-2025 LTIP cycle (continued)
The 2023-2025 LTIP award was granted in line with the Group's usual annual timetable, in early March 2023. The share price at grant of
£1.6896 was 5% higher than the share price at the time of the prior year LTIP grant. This level of share price movement between successive grants is not unusual. There was a larger increase in share price over the lifetime of the award, by 146% between the date of grant and the Q4
2025 average share price of £4.1493 on which the value vesting is estimated. As the share price growth was largely over 2024 and 2025, reflective of strong performance following the announcement of the three-year plan at the Investor Update in February 2024, the Committee concluded that there was no windfall gain and that therefore no adjustment was required.
Assessment of the Strategic non-financial measures for the 2023-2025 LTIP
A summary of the Committee’s assessment against the Strategic non-financial performance measures over the three-year performance period follows. The measures used reflect key strategic priorities of the Group. Many of the outcomes are measured by an external provider, such as
NPS or Investment Banking fee ranking and share.

Measure	Criteria	Performance commentary
Climate & sustainability
Progress towards our Sustainable and Transition Financing target	Facilitate $1trn of Sustainable and Transition Financing between 2023 and end of 2030
•Facilitated $260.7bn of Sustainable and Transition Financing, on a cumulative basis, since 2023.
•Progress towards delivering our target of facilitating $1trn of Sustainable and Transition Financing will be non-linear and depend on market demand and wider regulatory and policy factors. We will continue to review and adapt our approach to Sustainable and Transition Financing in response to the evolving market environment (see page 54 for more detail).

Reducing our financed emissions	30% reduction in power portfolio emissions intensity (2020-2025)
•Successfully achieved 2025 financed emissions reduction targets for both the Upstream Energy and
Power portfolios.
•Cumulatively, Power portfolio emissions intensity has decreased by 35% from our updated 2020 baseline (see page 51 for more detail).
•Cumulatively, absolute financed emissions from the Upstream Energy portfolio have decreased by
41% from the 2020 baseline.

15% reduction in energy portfolio absolute emissions (2020-2025)
Reducing our operational emissions	90% reduction in Scope 1 and 2 GHG emissions (market- based[1], against a 2018 baseline) by the end of 2025
•Achieved 2025 net zero operations targets:
–Reduced our Scope 1 and 2 market-based emissions by 97% against a 2018 baseline - exceeding our 90% reduction target
–Continued to source 100% renewable electricity for our global real estate portfolio.

100% renewable electricity sourcing for our global real estate portfolio[2] by the end of 2025
Supporting our communities	LifeSkills: Upskill 8.7 million people from 2023-2027
•6.3 million people upskilled since 2023, making good progress towards our 2023-2027 target.
•Placed 154,776 people into work since 2023, making good progress towards our 2023-2027 target.
•126 businesses solving social and environmental challenges supported since 2023, on track to support an additional 200 entrepreneurs over five years.

LifeSkills: Place 250,000 people into work from 2023-2027
Unreasonable Impact (partnership with the Unreasonable Group): Support a further 200 businesses solving social and environmental challenges from 2023-2027
Total Climate & sustainability: 8% out of 10%
Notes:
1Market-based method is a GHG Protocol accounting method for Scope 2 emissions, that reflects the GHG emissions associated with the choices a consumer makes regarding their electricity supplier or product, like the purchase of Energy Attribute Certificates (EACs). For more information please see the GHG Protocol Scope 2
Guidance: ghgprotocol.org/sites/default/files/2023-03/Scope%202%20Guidance.pdf
2On this page a reference to global real estate portfolio includes offices, campuses, branches, warehouses, and data centres within our operational control.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	143

Remuneration report (continued)

5) Vesting of the 2023-2025 LTIP cycle (continued)

Measure	Criteria	Performance commentary
Customers & clients
Drive world-class outcomes for customers and clients	Maintain client rankings and market share in Barclays Investment Bank	•Markets global revenue rank[1] was maintained at 6th over the period. Revenue share has decreased slightly vs. 2022 (7.3% to 6.5%) but is on an upwards trajectory since 2024.
•Investment Banking fee rank[2] was maintained at 6th. Fee share has been largely maintained vs. 2022 (3.1% to 3.0%).
Improve Net Promoter Scores
•Barclays UK: NPS score[3] improved by 14 points over the period, ending at +25.
•US Consumer Bank: Digital tNPS improved by 3 points and Contact Centre Agent Servicing
tNPS[4] increased by 8 points over the period[5].
•UK Corporate Bank: overall client satisfaction[6] improved by 6 percentage points over the period.

Reduce Barclays UK customer complaints and improve resolution time
•Complaint volumes increased over the period driven by complaints associated with the IT incident on 31 January 2025.
•94% of complaints were resolved within 56 days in 2025. Excluding complaints related to the IT incident this would have been 98%.

	Increase digital engagement	•Steady increase in the number of Barclays UK digitally active customers over the period to 13.9 million.
Total Customers & clients: 2.5% out of 5%
Notes:
1Global Markets market share for Barclays is based on external reported revenues of peer banks BoA, BNP, CITI, DB, GS, JPM, MS and UBS.
2Investment Banking fee share for Barclays calculated by Dealogic for the period covering 1 January 2022 to 31 December 2025.
3Based on © Ipsos 2025, Financial Research Survey (FRS).
4US Consumer Bank Contact Center Agent Servicing tNPS measures US Consumer Bank customer experience across Contact Centre Agent Servicing, including
Care and Chat, Fraud, Disputes, and Credit. In 2022, Chat was not included.
5US Consumer Bank Consumer Bank Digital tNPS and Contact Centre Agent Servicing: Results for 2022 are reported at month end December 2022, 2023-2025 are a full year average score.
6UK Corporate Bank OSAT (overall client satisfaction) calculated by Savanta based on proportion of clients surveyed rating Barclays' UK Corporate Bank as
‘Excellent’ or ‘Very Good’, data as at December 2022 and 2025.

Measure	Criteria	Performance commentary
Colleagues
Inclusion	Improve inclusion indicators	•Inclusion Index score remains at 81% (consistent with 2024) but is 1 percentage point below 2022.
Engagement	Maintain engagement at healthy levels	•Employee engagement levels are at 85% – 1 percentage point above 2022 and 4 percentage points above the Qualtrics 2024 upper quartile Financial Services benchmark.
Culture	Maintain culture indicators
•In 2025, 89% of employees have told us that they believe strongly in the goals and objectives of
Barclays, up 1 percentage point compared to 2022.
•The vast majority of colleagues believe they and their teams role model the Values and Mindset every day (93% for Values and 92% for Mindset).

Total Colleagues: 3% out of 5%
Overall Strategic non-financial outcome for the 2023-2025 LTIP: 13.5% out of 20%
Assessment of the Risk scorecard for the 2023-2025 LTIP
A summary of the Committee’s assessment against the Risk scorecard performance measure over the three-year performance period is provided below.

Category	Performance commentary
Capital and liquidity
•Group CET1 ratio is 14.3%, above the 13% to 14% target range.
•Stress testing confirmed the Group’s resilience across capital, liquidity and profitability, ensuring continued viability under adverse conditions.
•Our Liquidity Coverage Ratio was well above the 100% regulatory requirement in the period.

Control environment
•Over the period, the business invested in the overall control environment, and made progress on simplifying and enhancing the Group-wide framework.
•Particular areas of focus over the period included work to strengthen controls relating to cyber security and financial crime prevention and detection, and to enhance processes in relation to regulatory reporting and regulatory change.

Compliance
•A key area of focus has been enhancing the financial crime control environment to address emerging threats and evolving laws, rules and regulations.
•Compliance Risks were refreshed and re-categorised into six core risks, with Financial Crime Risk separated into a standalone principal risk category, to reinforce the visibility and focus on this key area of risk to the business.

Overall Risk scorecard outcome for the 2023-2025 LTIP: 6.8% out of 10%

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	144

Remuneration report (continued)

LTIP awards granted during 2025
Awards were granted to C.S. Venkatakrishnan and Anna Cross on 20 June 2025 under the 2025-2027 LTIP. The value used to calculate the number of shares under each award was based on an adjusted fair value per share of £2.79925, which takes into account that dividends do not accrue during the vesting period, with the expected dividend stream determined by an independent adviser. The table that follows provides details of those awards.

	% of salary	Number of shares	Face value at grant	Performance period
C.S. Venkatakrishnan	550%	3,124,051	£8,745,000	2025-2027
Anna Cross	500%	1,696,883	£4,750,000	2025-2027
The performance measures for the 2025-2027 LTIP awards are as follows:

Performance measure	Weighting	Threshold	Maximum vesting
Financial measures
Average RoTE (excluding material items1)	50%	10% of award vests for average of 2026 and 2027 RoTE of 10.0%, rising on a straight-line basis	50% of award vests for average of 2026 and 2027 RoTE of 14.0% or higher
Relative total shareholder return[2]	25%	6.25% vests for performance at the median of the peer group[3], rising on a straight-line basis	25% of award vests for performance at or above the peer group[3] upper quartile
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
Sustainability (including climate) – with measures to include:
•Financing the transition
•Reducing our financed emissions
•Achieving net zero operations
•Supporting our communities
Driving world-class outcomes for customers and clients – with measures to include:
•Improve customer and client satisfaction
•Reduce customer complaints
•Maintain rankings and market share in Barclays Investment Bank
•Increase digital engagement

Notes:
1Material items are defined as those large, atypical one-offs that are called out in the financial reporting. The exclusion is not automatic, and the Committee will determine whether each item should be treated as material for these purposes at the time that outcomes are determined.
2Performance assessed over the period from 1 January 2025 to 31 December 2027. Start and end total shareholder return will be the Q4 average for 2024 and 2027 respectively and will be measured in GBP for each company.
3The peer group is comprised of banks in the UK, Europe and North America of comparable size to Barclays and with a high degree of correlation to Barclays of weekly share price returns. The peer group for the 2025-2027 LTIP award is Bank of America, BNP Paribas, Citigroup, Credit Agricole, Deutsche Bank, Goldman
Sachs, HSBC Holdings, ING Groep, Intesa Sanpaolo, JP Morgan Chase & Co, Lloyds Banking Group, Morgan Stanley, NatWest Group, Standard Chartered, and
UBS Group.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	145

Remuneration report (continued)
Statement of the implementation of the
Directors' Remuneration Policy in 2026
An overview of how the Directors' Remuneration Policy (DRP) will be implemented in 2026 is provided alongside the summary of the policy on page 130.
2026 salary and market competitiveness of the Executive Directors' total compensation opportunities
Pay benchmarking data is used as a reference point to ensure that the total compensation opportunities provided to the Executive Directors, which are driven by the terms of the DRP and their salaries, are appropriately positioned relative to other international banks, which are considered the most relevant comparators to Barclays based on size and complexity. Barclays has deep roots in the UK, supporting retail customers, small businesses and corporations, and also includes a top-tier investment bank, with a strong global ranking, and has a significant and important US presence. Our international banking peer group therefore consists of other large universal banks from continental Europe and the UK, and large
US universal and investment banks. Five of the 11 firms in the peer group are US-based, reflecting the Group’s large US operations and key competitors. Some of those peers are larger than Barclays, and it is recognised that market pay levels for executive directors of US companies are often higher than those of UK companies. To maintain balance, the international banking peer group also includes other large UK-listed banks most comparable to Barclays.
An annual review of the Executive Directors' salaries, conducted in the same way and at the same time as for the wider workforce, is a feature of the DRP. The Committee reviewed the salary for each Executive Director as part of the year-end pay review process for colleagues across the
Group, taking into consideration the significant personal contribution each of them made during 2025, and their critical role in the delivery of our strategy. The Committee determined that salary should increase by 3.2% for C.S. Venkatakrishnan and 5.3% for Anna Cross, to £1,641,000 and
£1,000,000 respectively, effective 1 March 2026. In reaching that decision, it considered the maximum total compensation opportunity for each
Executive Director, which is driven by their respective salaries, and noted that in each case maximum total compensation is materially below the median of the international banking peer group, and in the lower quartile for the Group Finance Director. This is despite the new DRP, which provides the EDs with higher maximum total compensation opportunities than they had under the previous DRP, after several peers also increased their Executive Directors' pay opportunities materially last year.
The Committee also considered the context of the salary increase budgets offered for the wider UK workforce. The percentage salary increase for
C.S. Venkatakrishnan is in line with the salary increase budget offered for employees covered by collective bargaining with Unite the union –
c.4% for junior employees and c.3.2% overall (subject to agreement of the 2026 pay deal with Unite). Following the increase, his maximum total compensation opportunity sits between the market lower quartile and median (in the 3rd quartile) compared to the equivalent opportunities across international banking peers, as shown in the chart below. The percentage salary increase for Anna is slightly higher, reflecting her significant contribution to performance in 2025, the competitive positioning of her maximum total compensation opportunity (in the lower quartile of the international banking peer group), as well as internal relativities to other members of the Group Executive Committee. Even after the increase,
Anna’s maximum total compensation opportunity remains in the lower quartile of the international banking peer group, as shown in the chart below.
The charts also show a comparison of the maximum total compensation opportunity for each Executive Director with the equivalent roles at the companies that make up the FTSE 30 (i.e. the 30 largest FTSE 100 constituents by market capitalisation). In this comparison the Executive
Directors’ maximum total compensation opportunities are more competitive, but within the range of opportunities for the FTSE 30 group. The
Committee noted that it would be unlikely for the Group to fill either of the Executive Director roles by recruiting from other FTSE 30 companies outside financial services, recognising the necessity for candidates for these roles to have the right breadth and depth of banking knowledge and experience – particularly given Barclays’ mix of businesses, as outlined above. However, this comparison is provided alongside the international banking peer group for additional UK context.

Executive Director maximum total compensation opportunity relative to market benchmarks

Group Chief Executive C.S. Venkatakrishnan

International banking peer group

A	B	C	D

A	B	C	D

FTSE 30

A	B	C	D

Group Finance Director Anna Cross

International banking peer group

FTSE 30

A	B	C	D

A	Lower quartile	B	3rd quartile	C	2nd quartile	D	Upper quartile
Positioning of maximum total compensation opportunity at Barclays relative to market benchmarks
Notes:
•Data reflects maximum total compensation opportunity, excluding pension and benefits.
•Market benchmark data was provided by Willis Towers Watson, based on publicly disclosed data in respect of each company's 2024 or 2024/25 financial years, incorporating assumptions where companies do not disclose a maximum total compensation opportunity. For the FTSE 30, maximum total compensation opportunities have been increased to assume modest salary increases of 3% since the underlying data was published, reflecting that maximum total compensation in respect of 2026 will be higher than for 2025.
•Barclays’ international banking peer group currently comprises the following international banks: Bank of America, BNP Paribas, Citigroup, Deutsche Bank,
Goldman Sachs, HSBC Holdings, JPMorgan Chase & Co, Lloyds Banking Group, Morgan Stanley, Standard Chartered, and UBS Group.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	146

Remuneration report (continued)

Performance measures for the 2026 annual bonus
Performance measures for the annual bonus are set each year to cover a range of financial and non-financial goals that support the key strategic objectives of the Group, as described on page 133. For the 2026 annual bonus, no changes were made to the performance measures compared to the 2025 annual bonus, which included several changes to reflect shareholder feedback in the context of the DRP set out in last year's Remuneration report.
The performance measures and weightings that result are shown below:

Performance measure	Weighting	Metrics
Financial measures
Profit before tax (with CET1 underpin1) (excluding material items2)	55%	A performance target range has been set for this financial measure, which will be disclosed in the next Remuneration report.
Cost: income ratio (excluding material items2)	10%	A performance target range has been set for this financial measure, which will be disclosed in the next Remuneration report.
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
Driving world-class outcomes for customers and clients – with measures to include:
•Improve customer and client satisfaction
•Reduce customer complaints
•Maintain rankings and market share in Barclays Investment Bank
•Increase digital engagement
Protecting and strengthening our culture through our Purpose, Values and Mindset – with measures to include:
•Maintain inclusion indicators
•Maintain engagement at healthy levels
•Maintain culture indicators

Risk & operational excellence	5%
Supporting a consistently excellent operating standard, risk management and controls:
•Performance measured against two categories – risk awareness and operational excellence – using a combination of quantitative and qualitative metrics

Strategic objectives
Strategic objectives	20%
Joint personal objectives:
•Deliver key financial targets including RoTE and capital distributions
•Maintain robust capital ratios across the Group and within the main operating entities
•Continue to reduce organisational complexity and leverage new digital capabilities
•Drive more balanced returns by deepening relationships with customers and clients and diversifying the mix of businesses
•Deliver more stable income streams and continue growth in our home UK market
C.S. Venkatakrishnan:
•Continue to invest in talent and continue to grow a winning culture
•Continue to drive better customer and client experiences and outcomes, through technology and improved offerings
•Drive delivery to a consistently excellent standard
•Drive leadership accountability to further strengthen our risk management and controls
Anna Cross:
•Continue to simplify, standardise and automate Group Finance processes to improve effectiveness and efficiency
•Oversee the effective management of risk and control across Group Finance
•Manage capital and resources appropriately to ensure we comply with governance and regulatory requirements
•Retain focus on the talent and culture agenda across Group Finance

Notes:
1Pay-out of the PBT element will also depend on the CET1 ratio at the end of the performance year. If the CET1 ratio is below the MDA hurdle at the end of the performance year, the Committee will consider what part if any of this element should pay out.
2Material items are defined as those large, atypical one-offs that are called out in the financial reporting. As in previous years, the exclusion is not automatic, and the
Committee will determine whether each item should be treated as material for these purposes at the time that outcomes are determined.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	147

Remuneration report (continued)

2026-2028 LTIP awards and performance measures
The Committee decided to grant awards under the 2026-2028 LTIP cycle to C.S. Venkatakrishnan and Anna Cross with face values at grant equal to 550% and 500% of salary respectively – which will be based on salary before applying the 1 March 2026 increases outlined earlier in this Remuneration report.
As every year, the Committee carefully reviewed the performance measures for the Executive Directors' 2026-2028 LTIP. It considered the ambitions and targets set out for 2026, as well as the new financial and business performance targets through to 2028, and concluded that the measures adopted last year for the 2025-2027 LTIP should remain unchanged for the 2026-2028 LTIP, save a very small change to how the
RoTE measure is assessed. For the 2026-2028 LTIP, the RoTE assessment will be based on the average RoTE over the three-year performance period, measuring progress against the 2026 target, as well as the new RoTE target for 2028, whereas the last two LTIP cycles have assessed RoTE over a shorter, one- or two-year period.
The 2026-2028 LTIP award will be subject to the following forward-looking performance measures:

Performance measure	Weighting	Threshold	Maximum vesting
Financial measures
Average RoTE (excluding material items1)	50%	10% of award vests for average 2026-2028 RoTE of 10.5%, rising on a straight-line basis	50% of award vests for average 2026-2028 RoTE of 14.25% or higher
Relative total shareholder return[2]	25%	6.25% vests for performance at the median of the peer group[3], rising on a straight-line basis	25% of award vests for performance at or above the peer group[3] upper quartile
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
Sustainability (including climate) – with measures to include:
•Financing clients' transition
•Reducing our financed emissions
•Achieving net zero operations
•Supporting our communities
Driving world-class outcomes for customers and clients – with measures to include:
•Improve customer and client satisfaction
•Reduce customer complaints
•Maintain rankings and market share in Barclays Investment Bank
•Increase digital engagement

Notes:
1Material items are defined as those large, atypical one-offs that are called out in the financial reporting. The exclusion is not automatic, and the Committee will determine whether each item should be treated as material for these purposes at the time that outcomes are determined.
2Performance is assessed over the period from 1 January 2026 to 31 December 2028. Start and end total shareholder return will be the Q4 average for 2025 and 2028 respectively and will be measured in GBP for each company.
3The peer group is comprised of banks in the UK, Europe and North America of comparable size to Barclays and with a high degree of correlation to Barclays of weekly share price returns. The peer group for the 2026-2028 LTIP award is Bank of America, BNP Paribas, Citigroup, Credit Agricole, Deutsche Bank, Goldman
Sachs, HSBC Holdings, JP Morgan Chase & Co, Lloyds Banking Group, Morgan Stanley, NatWest Group, Santander, Société Générale, Standard Chartered, and
UBS Group.
The award will vest in two tranches – 75% will vest on the third anniversary of grant, followed by a two-year holding period, and the remaining 25% will vest on the fourth anniversary of grant, followed by a one-year holding period, such that all the shares that vest must be retained until at least the fifth anniversary of grant (save for sales to cover taxes payable on vesting). The number of shares awarded to each
Executive Director will be based on the market share price on the date of grant, and additional shares will accrue equivalent to dividends paid on unvested share awards (as is now permitted under the new UK bank pay regulations).

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	148

Remuneration report (continued)
Additional remuneration disclosures
Group performance graph and Group Chief Executive remuneration
The performance graph below compares the total shareholder return of Barclays shares with the total shareholder return of the FTSE 100 index over the 10 years ended 31 December 2025. The FTSE 100 index has been selected because it represents a cross-section of leading UK companies, of which Barclays is a long-standing constituent.

Total shareholder return – rebased to 100 in 2015 Year ended 31 December
A
B

●	A Barclays	●	B FTSE 100
Group Chief Executive remuneration
(£000)

Year	2016	2017	2018	2019	2020	2021		2022	2023	2024	2025
Group Chief Executive	Jes Staley[1]	Jes Staley[1]	Jes Staley[1]	Jes Staley[1]	Jes Staley[1]	Jes Staley[2]	C.S. Venkata- krishnan[3]	C.S. Venkata- krishnan	C.S. Venkata- krishnan	C.S. Venkata- krishnan[4]	C.S. Venkata- krishnan
Single total remuneration figure for Group Chief Executive	4,233	3,873	3,362	5,929	4,220	2,121	866	5,197	4,641	11,622	15,045
Annual bonus award as a % of maximum	60.0%	48.5%	48.3%	75.0%	38.6%	n/a2	92.6%	75.4%	53.3%	81.0%	83.0%
Long-term incentive plan vesting as a % of maximum	n/a5	n/a5	n/a5	48.5%	23.0%	n/a2	n/a5	n/a5	n/a5	67.5%	77.3%
Notes:
1Jes Staley's remuneration figures for performance years 2016 to 2020 reflect the single total figures of remuneration as disclosed at the time. These have not been restated for the decision made by the Committee during 2023 that Jes Staley's unvested bonus and LTIP awards should be forfeited, as outlined in the Remuneration report 2023.
2Jes Staley stepped down as Group Chief Executive on 31 October 2021. The remuneration shown for 2021 is in respect of his services as an Executive Director between 1 January 2021 and 31 October 2021. This figure does not include variable remuneration as the Committee determined that Jes Staley should be ineligible for 2021 bonus and should forfeit his unvested LTIP awards.
3The 2021 remuneration shown is in respect of C.S. Venkatakrishnan's services during 2021 following his appointment as Group Chief Executive on
1 November 2021.
4The 2024 remuneration figure in respect of C.S. Venkatakrishnan has been updated to reflect the LTIP amount based on the share price on the vesting date of the first tranche of the 2022-2024 LTIP as the LTIP value disclosed in the 2024 Remuneration report was an estimate, based on the Q4 2024 average share price, as the
2024 Annual Report was finalised prior to the vesting date.
5Not applicable as the individual was not a participant in a long-term incentive cycle that vested in the period.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	149

Remuneration report (continued)
Group Chief Executive pay ratios
The table below shows, for each year since 2019, the ratios of the Group Chief Executive’s total remuneration to the total remuneration of
UK employees. The change in these pay ratios from 2024 to 2025 is explained below the table.

	Option	25th percentile	Median	75th percentile
2025	A	360 x	248 x	148 x
2024 [1]	A	290 x	201 x	118 x
2023	A	122 x	83 x	49 x
2022	A	154 x	101 x	58 x
2021 [2]	A	95 x	62 x	35 x
2020 [3]	A	144 x	95 x	53 x
2019 [3]	A	213 x	140 x	77 x
Notes:
12024 Group Chief Executive pay ratio figures have been updated to reflect the actual 2022-2024 LTIP value based on the share price at the time of vesting of the first tranche. The LTIP value disclosed in the 2024 Remuneration report was an estimate, based on the Q4 2024 average share price.
22021 pay ratios reflect the sum of the single total figures for 2021 remuneration for C.S. Venkatakrishnan and Jes Staley, for their respective periods of service as
Group Chief Executive in 2021. Jes Staley was ineligible for an annual bonus in respect of 2021 after he stepped down as Group Chief Executive.
3The 2020 and 2019 ratios reflect the disclosed single total figures for 2020 and 2019 remuneration for Jes Staley and have not been restated for the decision made by the Committee in 2023 that Jes Staley's unvested bonus and LTIP awards should be forfeited, as outlined in the Remuneration report 2023.
The Directors' Remuneration Report regulations provide three options that companies may use to calculate total pay for the employees at the
25th percentile, median and 75th percentile. Option A was selected as this is the most robust methodology, calculating total pay for all employees on the same basis that the single total figure for remuneration is calculated for Executive Directors. Total pay for each employee includes earned fixed pay, which is made up of salary, any Role Based Pay and any relevant allowances, annual incentives awarded for 2025 performance, and an estimate of pension and benefits for 2025 (based on what new UK hires at each corporate grade currently receive).
Other elements of pay such as overtime and shift allowances have been excluded as the amounts are not material. Calculations use full-time equivalent pay data taken from our HR systems for all UK employees, using the employee population on 31 December for each year.
Total pay and fixed pay for the UK employees at the 25th percentile, median and 75th percentile are set out in the table below.

	25th percentile		Median		75th percentile
	Total pay	Fixed pay	Total pay	Fixed pay	Total pay	Fixed pay
2025	£41,783	£34,602	£60,603	£48,629	£101,858	£79,750
2024	£40,094	£33,277	£57,854	£46,628	£98,224	£77,333
2023	£38,194	£31,897	£55,801	£45,230	£95,341	£75,583
2022	£33,711	£28,300	£51,493	£41,608	£89,911	£71,071
2021	£31,404	£26,035	£48,253	£39,461	£85,407	£67,408
2020	£29,380	£24,706	£44,631	£37,460	£79,324	£64,272
2019	£27,875	£23,348	£42,362	£35,158	£77,488	£62,263
The pay ratios have increased between 2024 and 2025. This is due to the increase in the Group Chief Executive single total figure for remuneration, though employee pay has also increased, up 4%, 5% and 4% at the 25th percentile, median and 75th percentile respectively.
The Group Chief Executive single total figure for 2025 remuneration is 29% higher than for 2024, largely due to two factors:
•The majority of the increase is due to share price appreciation over the lifetime of the 2023-2025 LTIP award. The share price increased by 146% between the date of grant and the Q4 2025 average share price of £4.1493, on which the value vesting is estimated. This share price increase accounts for 59% of the LTIP value. The analysis of pay for the wider workforce does not capture any similar benefits from the increase to the share price, either on shares granted as part of deferred compensation or on shares employees acquired through participation in the Group's all-employee share plans.
•The LTIP vesting outcome for the 2023-2025 LTIP is higher than for the previous LTIP due to improved performance against the financial measures (2023-2025: 77.3%; 2022-2024: 67.5%). More information on the LTIP vesting outcome is provided from page 140.
The increase in the Group Chief Executive's maximum bonus opportunity, implemented following the approval of the DRP at the 2025 AGM, had only a small inflationary impact on the single total figure for 2025 remuneration. This is because the increase in bonus opportunity is largely offset by the fixed pay reduction, approved as part of the policy and effective 7 May 2025.
Excluding share price appreciation on the LTIP, the 2025 CEO pay ratios would be 226:1, 156:1 and 93:1 compared to the employee 25th percentile, median and 75th percentile respectively.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	150

Remuneration report (continued)
The Group Chief Executive pay ratios are an outcome of all remuneration decisions for the Executive Directors and the wider workforce that are made within the framework of the Group's remuneration philosophy. To ensure Executive Director remuneration outcomes are suitably commensurate with those of the wider workforce, the Committee specifically considers each year whether the annual bonus and LTIP outcomes for the Executive Directors appropriately reflect the Group’s performance, and the remuneration outcomes for the wider workforce, when considering whether a discretionary adjustment should be made to the Executive Directors’ incentive outcomes. In respect of the Group Chief Executive's 2025 annual bonus and 2023-2025 LTIP award vesting, the Committee concluded that no discretionary adjustments were warranted. The considerations are explained in more detail in the Committee Chair’s annual statement.
As such, the Committee is satisfied that the single total figure for 2025 remuneration for the Group Chief Executive, the total pay and fixed pay outcomes for UK employees, and the resulting pay ratios, reflect the application of the Group's remuneration philosophy and are commensurate with the pay outcomes for the wider workforce.
Annual percentage change in remuneration of Directors and employees
The table below shows the percentage change in the Executive Directors’ fixed pay, benefits and bonus each year between 2020 and 2025, compared with the percentage change in each of those components of pay for UK-based employees of Barclays Group and for employees of
Barclays PLC, the Group’s parent company. The percentage changes from 2024 to 2025 are explained below the table.
For the Executive Directors, year-on-year percentage change figures are calculated using the single total figures for remuneration, annualised to a full-year equivalent where the individual served as an Executive Director for only part of the year.

		Fixed pay	Benefits	Annual bonus
2024/2025	C.S. Venkatakrishnan	(30%)	(20%)	49%
	Anna Cross	(31%)	93%	48%
	Median UK employee	4%	10%	12%
	Median employee of Barclays PLC[1]	0%	1%	37%
2023/2024	C.S. Venkatakrishnan	3%	(55%)	56%
	Anna Cross	3%	(12%)	52%
	Median UK employee	3%	13%	12%
	Median employee of Barclays PLC[1]	2%	2%	20%
2022/2023	C.S. Venkatakrishnan	3%	(38%)	(27%)
	Anna Cross	4%	17%	(25%)
	Median UK employee	9%	11%	(5%)
	Median employee of Barclays PLC[1]	1%	10%	(43%)
2021/2022	C.S. Venkatakrishnan	2%	853%	(16%)
	Anna Cross	n/a	n/a	n/a
	Tushar Morzaria	2%	82%	(20%)
	Median UK employee	5%	10%	3%
	Median employee of Barclays PLC[1]	10%	15%	(2%)
2020/2021	C.S. Venkatakrishnan	n/a	n/a	n/a
	Tushar Morzaria	2%	(10%)	152%
	Jes Staley	1%	(12%)	n/a
	Median UK employee	5%	6%	42%
	Median employee of Barclays PLC[1]	11%	0%	38%
Note:
1The Barclays PLC comparison is included because this is a statutory requirement, though Barclays PLC employs only a very small number of Head Office employees (61 in 2025).
For C.S. Venkatakrishnan and Anna Cross, the 2024 to 2025 fixed pay changes reflect the fixed pay reductions agreed under the DRP, effective 7 May 2025. The annual bonus outcomes for C.S. Venkatakrishnan and Anna Cross are up 49% and 48% respectively, largely due to increases in their respective maximum bonus opportunities, also agreed as part of the DRP, and largely offset by the fixed pay reductions.
The percentage change in benefits is -20% for C.S. Venkatakrishnan and +93% for Anna Cross, reflecting relatively small changes in absolute value – a decrease of c.£19,000 and an increase of c.£14,000 respectively.
For UK employees across the Group, the 4% increase in median fixed pay primarily reflects the salary increases awarded in early 2025 following last year's pay review process, while the 12% increase in median bonus reflects the increase in this year's Group incentive pool.
The 10% increase in benefits costs is largely due to an increase in the cost of providing private medical cover in 2025.
Barclays PLC only employs a very small number of predominantly senior Head Office employees (61 in 2025), and there is frequent movement of employees between Barclays PLC and other entities within the Barclays Group. For comparison purposes, the Barclays PLC figures are therefore based only on the 48 individuals who were employed by Barclays PLC in both years. The increase in median bonus is larger for this population than the increase for UK-based employees of Barclays Group. This is due to some relatively large year-on-year bonus increases across this very small population.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	151

Remuneration report (continued)
The table below shows the percentage change in fee each year between 2020 and 2025 for the Chairman and the Non-Executive Directors
serving on the Barclays PLC Board during 2025, including fees for Board Committee memberships and/or subsidiary board positions. The changes in fees shown relate to changes in responsibilities of the Non-Executive Directors and annual fee increases. The Non-Executive
Directors appointed to the Barclays PLC Board during 2025 are not shown, as they did not receive relevant fees prior to 2025 so no percentage change figures can be calculated.

	2024/2025 fees[1,2]	2023/2024 fees[1]	2022/2023 fees[1]	2021/2022 fees[1]	2020/2021 fees[1]
Nigel Higgins	8%	2%	5%	0%	0%
Robert Berry[3]	14%	5%	9%	n/a	n/a
Tim Breedon[4]	3%	0%	1%	(19%)	64%
Dawn Fitzpatrick[5]	13%	5%	11%	18%	14%
Mary Francis	2%	4%	24%	5%	8%
Brian Gilvary	2%	(2%)	2%	3%	95%
Sir John Kingman	2%	3%	n/a	n/a	n/a
Marc Moses[6]	31%	2%	n/a	n/a	n/a
Diane Schueneman[7]	4%	(2%)	12%	4%	(4%)
Brian Shea[8]	23%	n/a	n/a	n/a	n/a
Julia Wilson	8%	21%	107%	13%	n/a
Notes:
1In the year that a Non-Executive Director was appointed to or stepped down from the Barclays PLC Board, fees for that year are annualised to a full-year equivalent.
Additional information has been provided in the notes that follow where 2024/2025 percentage changes in fees, which excludes benefits, were greater than 10%.
2Fees were increased by 8% for the Group Chairman and by 2% for the Non-Executive Director roles on the Barclays PLC Board and its Board Committees, with effect from 1 January 2025.
3The increase in fees paid from 2024 to 2025 for Robert Berry was primarily driven by a review and increase in fees for Non-Executive Directors of Barclays Capital
Securities Limited.
4Tim Breedon stepped down from the Barclays PLC Board with effect from 30 April 2025.
5The increase in fees paid from 2024 to 2025 for Dawn Fitzpatrick was primarily driven by a review and increase in fees for Non-Executive Directors of Barclays
Capital Securities Limited.
6Marc Moses joined the Barclays Capital Securities Limited Board with effect from 1 January 2025 and was appointed as its Chair on 15 September 2025, therefore increasing the fees paid from 2024 to 2025.
7Diane Schueneman stepped down from the Barclays PLC and Barclays Execution Services Limited Boards with effect from 31 January 2025.
8Brian Shea was appointed to the Barclays PLC and Barclays Execution Services Limited Boards with effect from 19 July 2024 and received pro-rata fees for that year. For 2025, the full-year fees were paid. He was also appointed Chair of Barclays Execution Services Limited with effect from 1 February 2025 and received pro-rata fees for this role that year, therefore increasing the fees paid from 2024 to 2025.
Relative importance of spend on pay
A year-on-year comparison of Group compensation costs and of distributions to shareholders is shown below. The distributions shown relate to dividends paid and share buyback programmes completed during the year. The distributions for 2025 do not include the dividends and share buyback programme announced on 10 February 2026.

Group compensation costs £m

2025
2024

A	Non-performance compensation costs[10]
B	Performance costs

Distributions to shareholders[9] £m

2025
2024

A	Share buybacks
B	Dividends
Notes:
9The chart shows the value of dividends paid and the repurchase of shares from share buyback programmes during the year. For example, for 2025, the figure includes the 2025 interim dividend and the full year dividend declared in relation to 2024, and three share buyback programmes together totalling £2,229m. The shareholder distributions announced on 10 February 2026 are not reflected in this chart.
10Relates to costs arising from salaries and other elements of fixed pay, social security costs, post-retirement benefits and other compensation costs.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	152

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
Non-Executive Directors are reimbursed expenses that are incurred for business reasons. Any tax that arises on these reimbursed expenses is paid by Barclays.
Chairman and Non-Executive Directors: Single total figure for 2025 remuneration

	Fees		Benefits		Total
	2025	2024	2025	2024	2025	2024
	£000	£000	£000	£000	£000	£000
Chairman
Nigel Higgins[1]	925	857	12	9	937	866
Non-Executive Directors
Robert Berry	328	288	—	—	328	288
Tim Breedon[2]	136	396	—	—	136	396
Dawn Fitzpatrick	263	233	—	—	263	233
Mary Francis	222	218	—	—	222	218
Brian Gilvary	246	241	—	—	246	241
Sir John Kingman	601	589	—	—	601	589
Diony Lebot[3]	103	—	—	—	103	—
Mary Mack[4]	76	—	—	—	76	—
Marc Moses	253	193	—	—	253	193
Diane Schueneman[5]	37	425	—	—	37	425
Brian Shea	211	77	—	—	211	77
Julia Wilson	366	338	—	—	366	338
Notes:
1Nigel Higgins does not receive a fee in respect of his role as Chairman of Barclays Bank PLC.
2Tim Breedon stepped down from the Board with effect from 30 April 2025.
3Diony Lebot was appointed to the Board with effect from 17 March 2025.
4Mary Mack was appointed to the Board with effect from 1 June 2025.
5Diane Schueneman stepped down from the Board with effect from 31 January 2025.
Chairman and Non-Executive Directors: Statement of implementation of remuneration policy in 2026
The fees for the Chairman and Non-Executive Directors (including Board and Board Committee roles) are reviewed annually. A review was undertaken in the early part of 2026 and the fees for the Chairman were increased by 8.1% and fees for the Non-Executive Directors were increased by c.3.2% (with amounts rounded down to the nearest £100), both with effect from 1 January 2026. The Board intends to undertake a more detailed review of Non-Executive Directors' fees over the coming year. The updated fees are set out in the table below, and further information regarding fee increases is available in the Committee Chair’s annual statement from page 116.

	1 January 2026	1 January 2025
	£	£
Chairman[1]	1,000,000	925,000
Board member	101,400	98,300
Additional responsibilities
Senior Independent Director	40,500	39,300
Chair of Board Audit or Risk Committee	90,100	87,400
Chair of Board Remuneration Committee	78,900	76,500
Membership of Board Audit, Remuneration or Risk Committee	33,700	32,700
Membership of Board Nominations Committee	16,900	16,400
Membership of Board Sustainability Committee	16,000	15,600
Note:
1    The Chairman does not receive any fees in addition to the Chairman fees shown above.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	153

Remuneration report (continued)
Directors’ shareholdings and share interests
Interests in Barclays PLC shares
The table below shows the number of ordinary shares of 25p each of the Company (ordinary shares) owned beneficially by each person who served as a Director during 2025 (including any ordinary shares owned beneficially by their connected persons). The holding of these ordinary shares carries no additional or different voting rights to those of other holders or holdings of ordinary shares. The rights attaching to ordinary shares are set out on page 113.
For the Executive Directors, the table shows the number of ordinary shares over which each holds awards that are subject either to deferral terms or deferral terms plus performance measures, and the number of shares owned outright includes shares purchased by the Director as well as shares received in relation to remuneration. The numbers shown for shares that are subject to performance measures represent the maximum number of shares that may be released if those performance measures were to be satisfied in full. All Barclays employees, including the Executive Directors, are prohibited from investment activities that may create conflicts of interest, and in particular from using personal hedging strategies to undermine the risk alignment effects embedded in remuneration, or any other hedging in respect of Barclays securities.
The total share interests at 6 February 2026, being the latest practicable date for inclusion in this report, were the same as shown below for all
Directors in service as at 31 December 2025. Each Director’s individual shareholding constituted less than 1% of the issued share capital of the Company as at 31 December 2025 and 6 February 2026. The Executive Directors and Non-Executive Directors do not currently participate in any share option plans operated by Barclays.

Interests in Barclays PLC shares as at 31 December 2025 (or date of retirement from the Board, if earlier)[1]	Owned outright	Unvested deferred awards		Total
		Subject to performance measures	Not subject to performance measures
Executive Directors
C.S. Venkatakrishnan	4,897,066	9,093,764	3,306,166	17,296,996
Anna Cross	1,053,937	5,258,511	652,355	6,964,803
Chairman
Nigel Higgins	1,908,754	—	—	1,908,754
Non-Executive Directors
Robert Berry	30,344	—	—	30,344
Tim Breedon[2]	235,449	—	—	235,449
Dawn Fitzpatrick	974,775	—	—	974,775
Mary Francis	102,534	—	—	102,534
Brian Gilvary	184,252	—	—	184,252
Sir John Kingman	15,680	—	—	15,680
Diony Lebot	1,616	—	—	1,616
Mary Mack	907	—	—	907
Marc Moses	19,121	—	—	19,121
Diane Schueneman[3]	144,962	—	—	144,962
Brian Shea	6,114	—	—	6,114
Julia Wilson	46,952	—	—	46,952
Notes:
1Where American Depository Shares (ADS) are held, the ordinary shares equivalent is shown in the table. One ADS is the equivalent of four ordinary shares.
2Tim Breedon stepped down from the Board with effect from 30 April 2025 and as a result his share interests are shown as at that date.
3Diane Schueneman stepped down from the Board with effect from 31 January 2025 and as a result her share interests are shown as at that date.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	154

Remuneration report (continued)
Executive Directors’ shareholdings and share interests
The charts below show the value of Barclays shares held as at 31 December 2025 by C.S. Venkatakrishnan and Anna Cross, in each case using the Q4 2025 average Barclays ordinary share price of £4.1493.
Under the DRP, Executive Directors have a contractual obligation to build up the required shareholding within five years from their date of appointment as an Executive Director. For C.S. Venkatakrishnan, the shareholding requirement is 550% of year-end salary, and for Anna
Cross it is 500% of year-end salary. For two years after stepping down as an Executive Director, they must maintain a shareholding at a level equal to the shareholding required immediately prior to stepping down, or the actual number of shares held on stepping down if lower
(subject to the Committee determining that the resulting level of shareholding is appropriate given the relevant Executive Director’s tenure).
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
Executive Directors are issued a shareholding statement twice yearly, reminding them of the level of shareholding they are required to build and maintain under the shareholding requirement, and informing them of the value of their current holdings. As at 31 December 2025, C.S.
Venkatakrishnan's and Anna Cross's shareholding exceeded their respective shareholding requirements.
After an Executive Director has stepped down, some of the continuing shareholding requirement will likely be met via shares held within the
Group’s employee share plans and nominee accounts. In many cases this will be sufficient to cover the requirement in full. To the extent it is not, compliance with the balance of the requirement will be monitored and maintained through self-certification.

C.S. Venkatakrishnan £000

Actual
Requirement
Based on 31 December 2025 salary of £1,590k.

Anna Cross £000

Actual
Requirement
Based on 31 December 2025 salary of £950k.

A	Actual shareholdings, including unvested shares not subject to performance conditions (estimated after-tax value)
B	Unvested shares subject to performance conditions (estimated after-tax value), which do not count towards the shareholding requirement
C	Shareholding requirement
Payments to former Directors
Former Group Finance Director: Tushar Morzaria
In 2025, Tushar Morzaria was provided with UK and US tax compliance services in respect of Barclays employment income.
Former Group Finance Director: Chris Lucas
As disclosed in the 2013 Remuneration report (page 115), Chris Lucas was eligible to receive life assurance cover, private medical cover and payments under the Executive Income Protection Plan (EIPP). These benefits ceased on 22 September 2025.
Former Non-Executive Director: Diane Schueneman
Following Diane Schueneman stepping down as a Non-Executive Director on 31 January 2025, she remained a member of the Barclays US
LLC (the US Intermediate Holding Company) Board. Diane received fees of $240,075 between 1 February 2025 and 31 December 2025 for this role.
Former Non-Executive Director: Tim Breedon
Following Tim Breedon stepping down as a Non-Executive Director on 30 April 2025, he remained the Chair and member of the Barclays
Bank Ireland PLC Board. Tim received fees of €240,267 between 1 May 2025 and 31 December 2025 for this role.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	155

Remuneration report (continued)
Previous AGM voting outcomes
The table below shows the shareholder voting results in respect of our 2024 Remuneration report and DRP approved by shareholders at the
AGM held on 7 May 2025.

	For (% of votes cast and total number)	Against (% of votes cast and total number)	Withheld (total number)
Vote on the 2024 Remuneration report at the 2025 AGM	98.00%	2.00%
	9,825,476,891	200,513,221	11,251,816
Vote on the Directors’ Remuneration Policy at the 2025 AGM	96.98%	3.02%
	9,709,663,457	302,390,857	25,187,614
Barclays Board Remuneration Committee

Committee responsibilities
The Board Remuneration Committee is responsible for overseeing remuneration at Barclays. The role of the Committee, as set out in its
Terms of Reference, is to:
•Set the overarching principles and parameters of remuneration policy across the Group
•Consider and approve the remuneration arrangements of (i) the Group Chair, (ii) the Executive Directors, (iii) members of the
Barclays Group Executive Committee and any other senior executives specified by the Committee from time to time, and (iv) all other Group employees whose total annual compensation exceeds an amount determined by the Committee from time to time
•Exercise oversight over remuneration issues (including retirement benefits).

The Committee’s Terms of Reference are available at home.barclays/who-we-are/our-governance/board-committees

Advisers to the Committee
The Committee appointed PricewaterhouseCoopers (PwC) as its independent adviser in October 2017. The Committee considered the advice provided by PwC to the Committee during the year and was satisfied that the advice is independent and objective. PwC is a signatory to the voluntary code of conduct in relation to executive remuneration consulting in the UK. PwC was paid £194,902 (excluding VAT) in fees for its advice to the Committee in 2025 relating to the remuneration of the Directors (either exclusively or along with other employees within the
Committee’s Terms of Reference). In addition to advising the Committee, PwC provided unrelated consulting advice to the Group, covering strategic business planning, regulatory compliance, governance, risk and controls, target operating model design, cost optimisation, taxation, technology enablement, pensions and benefits, workforce and HR transformation, and sustainability including ESG frameworks.
Throughout 2025, Willis Towers Watson (WTW) provided the Committee with market data on compensation, as context when considering incentive levels and remuneration packages. WTW was paid £79,000 (excluding VAT) in fees for these services. In addition to the services provided to the Committee, WTW also provides market data on compensation for other roles below Board level, pensions and benefits advice and brokerage services to the Barclays Group, and administration services to a number of the Group's pension funds.
In the course of its deliberations, the Committee also considered the views of the Group Chief Executive, the Group Human Resources
Director and the Group Reward and Performance Director/Co-Heads of Reward and Performance. The Group Finance Director and the
Group Chief Risk Officer provided regular updates on Group and business financial performance and risk matters respectively. The Head of
Corporate Communications attended when requested to advise on reward communications and disclosures. The Company Secretary advised on governance-related matters. No Barclays employee or Director was responsible for decisions of the Committee relating to his or her own remuneration. No other advisers provided services to the Committee in the year.
Committee effectiveness in 2025
An internal evaluation of the performance of the Committee was conducted for 2025, in line with the provisions of the Code. The results of the review confirmed that the Committee was operating effectively. Further information on the review of the Board and its Committees can be found in the Board Nominations Committee report from page 84.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	156

Remuneration report (continued)
Committee activity in 2025 and early 2026
The following table summarises the Committee’s activity during 20251, and at the January and February 2026 meetings at which remuneration decisions reported in this Remuneration report were finalised. The Committee is also regularly provided with updates on: the operation of its Remuneration Control Framework, headcount and employee attrition, and extant LTIP performance.

		January 2025	February 2025	June 2025	October 2025	December 2025	January 2026[2]	February 2026
Overall remuneration	Finance and Risk updates	▪	▪		▪	▪	▪	▪
	Incentive funding including risk and control adjustments	▪	▪		▪	▪	▪	▪
	Remuneration report 2024	▪	▪
	Group budgets for fixed pay increases	▪	▪		▪	▪	▪
	Wider workforce considerations	▪	▪	▪	▪	▪	▪	▪
	Incentive funding approach			▪
	Barclays’ Fair Pay Agenda	▪	▪			▪	▪	▪
	Regulatory changes for Material Risk Takers			▪	▪	▪	▪
	All-colleague share award				▪	▪		▪
	Remuneration report 2025					▪	▪	▪
Executive Directors’ and senior executives’ remuneration	Executive Directors’ and senior executives’ bonus outcomes	▪	▪			▪	▪	▪
	Directors' Remuneration Policy	▪	▪
	Annual bonus and LTIP performance measures and target calibration	▪	▪			▪	▪
Governance	Regulatory and stakeholder matters	▪	▪	▪	▪	▪	▪	▪
	Discussion with independent adviser	▪	▪	▪	▪	▪	▪	▪
	Remuneration Review Panel update			▪	▪	▪		▪
	Review of Committee effectiveness		▪					▪
Notes:
1During 2025, there were five scheduled Committee meetings and one ad hoc Committee meeting was called.
2Two meetings were held in January 2026.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	157

Other Governance
This section aims to provide an overview of certain governance matters of particular relevance to ESG ratings agencies and investors across a range of sustainability matters. It covers topics such as our Code of Conduct, whistleblowing, tax, financial crime, health and safety and how we manage our data privacy and security as well as resilience. This section also includes our approach to managing social and environmental impacts as well as our
Governance disclosures as part of the TCFD recommendations.
This section does not discuss general corporate governance matters.
Refer to the Board Governance report from page 71 in the Annual
Report for information relating to the Board, ExCo and Board
Committees, our Board governance framework and how we complied with the requirements of the 2024 UK Corporate Governance Code during 2025.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	158

Other Governance
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
sustainability strategy and oversees its implementation by senior management.

Climate and sustainability governance structure[2]

Barclays PLC Board

Group Executive Committee (Group ExCo)			Group Risk Committee

Business / Legal Entity Functions / Committees and Forums

Group Chief Compliance Officer	Group Chief Operating Officer	Group Chief Risk Officer	Business CEOs	Group Finance Director	Group Head of PPCR

Group Sustainability Chief Information Officer	Group Head of Climate Risk	BX Risk and Finance Chief Operating Officer	Group Head of Sustainable and Transition Finance	Head of Sustainability, Group	Head of Sustainability, Business

Board Sustainability Committee	Board Risk Committee	Board Audit Committee	Board Remuneration Committee
Board
Group Committees

Group Sustainability Committee	Disclosure Committee	Group Reputation Risk Committee	Climate Risk Committee
Business / Legal
Entity / Function

Operational Sustainability Steering Committee	BBPLC Business-Level Committees for transaction reviews	Principal Investments Equity Committee	Sustainability Change Portfolio Governance Board
Senior
management
Notes:
1The committees, forums and governance bodies described here are non-exhaustive and their construct and Terms of Reference may vary on a legal entity basis or across the Group.
2The presentation of Group Committees and senior management is not directly illustrative of the committees / forums they report into.
Climate and sustainability governance changes during 2025
In 2025, two new leadership roles were established within Group Sustainability: Head of Sustainability, Group and Head of Sustainability,
Business, see page 162 . Both roles report to the Group Head of Sustainable and Transition Finance, and were created to enhance the Group’s ability to deliver on its sustainability ambitions by seeking to align strategic policy development with effective implementation of sustainability policies and environmental and social risk management across Barclays.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	159

Other Governance (continued)
Board and Board Committee oversight of climate and sustainability-related risks and opportunities

Roles and responsibilities of the Board and Board Committees with respect to climate and sustainability-related matters
Board	Board Sustainability Committee	Board Risk Committee	Board Audit Committee	Board Remuneration Committee
Responsible for the overall
leadership of the Group
(with direct oversight of
strategy, culture and
strategic reputational
matters relating to the
Group). The Board sets the
Group’s strategy, including
in respect of climate and
sustainability matters.

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
encompasses climate and
sustainability disclosures
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
and opportunities.
During 2025, the Board received four reports
from the Board Sustainability Committee,
with a key focus on the Barclays Transition
Update. Other matters covered included
updates on Barclays' approach to nature and
managing human rights risk. The Board also
received an update on the Group's sustainable
finance strategy. Please see the Key Board
activities section from page 80 for further
detail about what the Board considered in
relation to climate and sustainability matters
in 2025.
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
Board Sustainability Committee
During 2025, the Board Sustainability
Committee met four times. It played a key
role in reviewing the Barclays Transition
Update ahead of its approval by the Board. It
was kept updated on external developments
and stakeholder perspectives in relation to
climate and sustainability matters. The
Committee also continued to have oversight
of wider sustainability priorities, including
nature and human rights.
Please refer to the report of the
Board Sustainability Committee from
page 105 for further detail on the work
of this Committee.
Board Risk Committee (BRC)
The Board Risk Committee plays an
important role in overseeing and challenging
the Group's progress towards achieving its
climate targets and assessing the impact of
climate risk on the Group's overall risk
profile and financial position.
During 2025, the BRC received regular
updates from the Head of Climate Risk.
These covered matters including external
regulatory trends, the global policy
environment, progress against financed
emissions reduction targets and actions
taken to address physical risks. The BRC
also received quarterly climate risk
dashboards during the year, providing
updates on key climate risk metrics.
The BRC received regular business risk
updates from the main business areas during
the year which included assessments of
principal risks, including climate risk.
Please refer to the report of the BRC from
page 100 for further detail on the work of
this Committee.
Board Audit Committee
The Board Audit Committee has oversight
of the climate and sustainability disclosures
within the Group's narrative reporting,
seeking views from the Board Sustainability
Committee on those disclosures where
appropriate. During 2025, the Board Audit
Committee received updates on
developments in sustainability reporting,
including those required by the European
Corporate Sustainability Reporting
Directive, and reviewed how the impacts of
climate and sustainability reporting
requirements are reflected in preparing the
Group’s financial statements.
Please refer to the report of the Board Audit
Committee from page 92 for further detail on
the work of this Committee.
Board Remuneration Committee
The principal activities of the Board
Remuneration Committee include: setting the
Barclays Group Remuneration Policy;
determining the incentive pool, factoring in
climate and sustainability-related
performance measures that impact annual
bonus awards of all employees, and; aligning
Executive Director remuneration with
strategic priorities, including in relation to
climate and sustainability matters.
For 2025, performance against climate and
sustainability-related measures was
considered in the determination of the
incentive pool, impacting bonus awards of all
employees. Climate and sustainability-related
measures are also included in the 2026-2028
LTIP for the Executive Directors of Barclays
PLC as part of the broader category of
measures relating to Sustainability, customers
& clients, weighted at 25%. These measures
will likely include financing clients’
transition, reducing our financed emissions
and achieving net zero operations, as well as
supporting our communities.
Please refer to the Remuneration report from
page 116 for further detail on the work of the
Board Remuneration Committee.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	160

Other Governance (continued)
Management's role in assessing
and managing sustainability and
climate-related risks and
opportunities
Oversight and management of Barclays'
climate and sustainability strategy continues
to be embedded in business-as-usual
management structures, including executive
committees. These committees are mandated
and form part of Barclays’ formal
governance architecture. Each committee is
itself governed by Terms of Reference that
lay out the duties, decision-making authority
and escalation route of any material issues.
The executive management committees
receive regular briefings on matters
including climate change and consider both
risks and opportunities. Climate and
sustainability-related risks are assessed and
escalated where relevant through the various
risk forums.
Group Executive Committee (Group ExCo)
The Group Head of PPCR is a member of
Group ExCo and is accountable for ensuring
the Group’s societal purpose is present in
strategic decision-making at the highest
levels in the organisation. The Group Head
of PPCR, and their team, regularly update
Group ExCo on a range of Public Policy and
Corporate Responsibility matters, covering
key government and regulatory policy,
regulator engagement and sustainability
matters. Updates provided to Group ExCo in
2025 on sustainability matters included
updates on the Barclays Transition Update,
planned enhancements to Barclays' approach
to human rights and the Group's sustainable
finance strategy.
The Group Chief Risk Officer is a member
of Group ExCo and is accountable for the
approach to managing climate-related
financial and operational risks to Barclays;
this is implemented within the Group's
Enterprise Risk Management Framework
(ERMF).
The Group Sustainability Committee,
established by Group ExCo in 2023,
continued to provide updates to Group ExCo
on a range of sustainability issues.

Executive remuneration
Annual bonus outcomes and Long Term
Incentive Plan (LTIP) award outcomes
for the Executive Directors of Barclays
PLC are assessed against a framework
of measures set by the Remuneration
Committee at the start of the
performance period for each award.
For the Executive Directors of Barclays
PLC, an element of their 2026-2028
LTIP award will be driven by non-
financial performance measures,
including measures relating to climate
and sustainability. The climate and
sustainability-related measures will be
included as part of the broader category
of measures relating to Sustainability,
customers & clients, weighted at 25%.
The climate and sustainability measures
will likely include financing clients'
transition, reducing our financed
emissions and achieving net zero
operations, alongside other measures
relating to supporting our communities.

See the Remuneration report from page 116.

Group Risk Committee (GRC)
The GRC is the designated forum to review
and recommend, where necessary,
submissions to the BRC. The GRC is the
most senior risk executive body responsible
for reviewing and overseeing  the risk
profile and risk practices of the Group. This
includes coverage of all principal risks
(including climate risk), and any other
material risks, to which the Group is
exposed.
In relation to climate, the GRC reviews and
recommends proposed risk appetite for
climate risk and relevant limits to the BRC.
The GRC oversees monitoring and reporting
of climate risk, reviews periodic updates on
exposures to climate risk (including physical
and transition risk metrics), progress against
financed emission reduction  targets for
sectors  and mitigation plans, external
developments and trends on climate risk,
results of scenario analysis and stress test
exercises including implications on risk
appetite and limits.
The GRC is also responsible for the
oversight of design and effectiveness of  risk
frameworks for managing climate risk.
The GRC receives escalations from the
Climate Risk Committee, noting none were
received in 2025.
Group Sustainability Committee (GSC)
The GSC is a sub-committee of Group ExCo
and is chaired by the Group Head of PPCR.
GSC members include senior sustainability
representatives from across the businesses,
including the Group Head of Sustainable
and Transition Finance, as well as members
representing key functions across the Group.
The GSC is responsible for approving and
recommending sustainability matters on
behalf of Group ExCo to the Board
Sustainability Committee as appropriate.
The GSC is also responsible for
determining, agreeing or recommending
sustainability position statements,
frameworks, targets, relevant disclosures and
advocacy areas necessary to support strategy
delivery and agreeing the strategic change
priorities to support overall sustainability
strategy.
Climate Risk Committee (CRC)
The CRC was established in 2021 as a sub-
committee of the GRC to support the
oversight of climate risk. The authority of
the CRC is delegated by the GRC, and the
Group Head of Climate Risk is the Chair of
CRC.
The CRC has reviewed or approved a range
of updates, including those on risk appetite
and plans for embedding climate risk
considerations into business activities.
Additionally, quantitative and qualitative
metrics, emerging climate risk trends and
progress against targets are presented and
discussed at the CRC.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	161

Other Governance (continued)
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
DisCom is convened to undertake a number
of specific duties, including:
•financial reporting: to review and monitor
the integrity of the Group’s financial
statements, interim management
statements, preliminary announcements
(if prepared), and any other formal
announcements relating to the Group’s
financial performance; and
•narrative reporting: to review and monitor
the integrity of the Group’s narrative
statements, including but not limited to
the BPLC, BBPLC and BBUKPLC
Annual Reports, the BPLC Country
Snapshot and the Modern Slavery
Statement.
Group Reputation Risk
Committee (GRRC)
The GRRC is a sub-committee of the Group
ExCo which reviews and challenges, and
directs as appropriate, the management and
mitigation of Reputation Risk matters in the
Barclays Group as they are brought to the
attention of the GRRC via relevant
Reputation Risk assessment and escalation
processes. This includes Reputation Risk
associated with climate and sustainability-
related matters. The GRRC is co-chaired by
the Head of Public Policy and Corporate
Responsibility and Group Chief Compliance
Officer, and members include the Group
Risk Officer  and Group General Counsel.
Group Chief Executive (Group CEO)
The Group CEO is responsible for driving
Barclays’ focus on external societal and
environmental stewardship, and overseeing
progress towards Barclays’ ambition to be a
net zero bank by 2050. The Group CEO is
Chair of Group ExCo.
The Group CEO is closely involved in
identifying and promoting the development
of Barclays’ climate and sustainable finance
growth opportunities in the transition to a
low-carbon economy.
The Group CEO chairs the Sustainable
Markets Initiative's (SMI) Financial Services
Task Force, leading the CEO-led group on
key themes including Nature and Transition
Technologies. Participation in the SMI, an
action-oriented, sector-led organisation,
provides Barclays an opportunity to work
with real economy players, providing
insights that help us to best support our
clients' transitions.
Chief Risk Officer (CRO)
The Group CRO is accountable for the
approach to managing climate-related
impacts on financial and operational risks to
Barclays. This encompasses management
and oversight of risk processes for
identification, assessment, measurement,
monitoring, limit setting  and the supporting
governance.
Group Head of PPCR
The Group Head of PPCR leads the Group’s
overall sustainability agenda. Specifically,
the role is responsible for overseeing the
development and implementation of
Barclays’ sustainability strategy.
Group Head of Sustainable and
Transition Finance
The Group Head of Sustainable and
Transition Finance leads the Group
Sustainability team and the Sustainable
Finance teams, reporting jointly to the
Group Head of PPCR, the Global Co-Head
of Investment Banking and the Global Head
of Markets.
The role leads the strategic direction and
execution of Barclays’ policies and practices
across a broad range of sustainability
matters, including climate change, nature
and human rights as well as the development
and execution of the Group’s sustainable
finance strategy to support clients navigate
the opportunities and challenges of the
transition to a low-carbon economy. In these
capacities, the role includes driving
sustainable and transition finance growth,
strengthening client support and transition
advisory, as well as overseeing the
development of standards and metrics to
advance sustainable finance and supports
innovation in sustainable product
development.
Group Head of Climate Risk
The Group Head of Climate Risk is the
accountable executive for the management
and oversight of climate risk. The scope of
climate risk (which is a principal risk within
the ERMF) encompasses the  management
of financial and operational risks from
climate change. The Group Head of Climate
Risk reports directly to the Group CRO and
is the Chair of CRC.
The Group Head of Climate Risk is
responsible for the development and
implementation of climate risk governance,
including ownership of Barclays’ Climate
Risk Framework, Standard and Policy. The
Group Head of Climate Risk is also
responsible for integrating climate risk
considerations into existing risk
management processes and overseeing risk
management activities for  climate risk,
including identifying, assessing, and
monitoring climate risk drivers and
proposing  risk appetite, alongside setting
limits and controls for managing climate-
related impacts on financial and operational
risks . The Group Head of Climate Risk also
leads the development of climate risk
methodologies and Barclays’ approach to
financed emissions calculation, including the
BlueTrack™ methodology.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	162

Other Governance (continued)
Sustainability Chief Information Officer
The Sustainability Chief Information Officer
(CIO) integrates technology, data, AI  and
change execution expertise in a single
function. The Sustainability CIO works in
partnership with the business and functions
to deliver new and enhance existing
capabilities, which seek to enable and
accelerate delivery against Barclays'
sustainability strategy.
Head of Sustainability, Group
Leads development of Group-wide
sustainability policy and strategy, setting
Barclays’ positioning on key sustainability
topics and driving innovation through pilots,
partnerships, and emerging commercial
opportunities. Represents Group
Sustainability externally with NGOs,
investors, and global platforms while
fostering collaboration and strategic
engagement across the organisation.
Head of Sustainability, Business
Leads the implementation of Group-wide
sustainability policies and environmental
and social risk management across Barclays,
providing specialist input on client and
transaction due diligence and our
Sustainable and Transition Finance
Frameworks. Works closely with clients to
understand their sustainability strategies and
supports delivery of programmes that embed
sustainability-related risk considerations,
supporting long-term business resilience and
growth.
Implementation - business
working-level committees, forums
and reports
Operational Sustainability Steering
Committee
The Operational Sustainability Steering
Committee (OSSCo) is responsible for
oversight of Barclays Execution Services'
sustainability operations strategy. The
OSSCo is chaired by the Barclays Execution
Services Chief Operating Officer and
comprises leadership from Corporate Real
Estate Solutions (CRES) and Location
Strategy, Procurement, Functions
Technology, Climate Risk and Legal.
The OSSCo approves and monitors progress
against our sustainability operations targets
and milestones, reviews sustainability
operations programmes and provides
strategic direction regarding the
prioritisation of initiative deliverables. The
OSSCo provides updates to the GSC
annually. The GSC is responsible for
approving and recommending sustainability
matters on behalf of Group ExCo to the
Board Sustainability Committee as
appropriate.
BBPLC business-level committees for
transaction reviews
Business-level committees are convened for
senior management to review transactions
with potential material Reputation Risk to
Barclays, These may include transactions
involving climate and sustainability-related
risks. Where particularly heightened risks
are identified, these transactions may be
escalated to the Group Reputation Risk
Committee.  Matters reviewed by these
committees include transactions,
relationships, agreements, strategies and
other business activities.
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
acting through the Group ExCo.
The Committee consists of senior
stakeholders who meet on a regular basis
which, when considering the Barclays
Climate Ventures portfolio, includes the
Group Head of Sustainable and Transition
Finance.
Sustainability Change Portfolio
Governance Board
The Sustainability Change Portfolio
Governance Board is responsible for the
strategic integration, governance and control
(including budgetary), prioritisation, risk
management and approval of change
(subject to agreed tolerances) of the Group
Sustainability portfolio of work.
The Board is chaired by the Group Head
of Sustainable and Transition Finance.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	163

Other Governance
Managing impacts in lending and financing
At Barclays, we recognise the importance of
risk identification and management in the
provision of financial services to our
customers and clients.
This supports the longevity of our business
and also enhances our ability to serve our
clients and support them in improving
their own sustainability practices and
disclosures.
Managing environmental and
social impacts
We have developed an approach for
sustainability-related matters which sits
under the management of the Reputation
Risk Principal Risk within the Barclays
Enterprise Risk Management Framework
(ERMF), and governs our identification,
assessment and management of
environmental and social impacts associated
with our client and customer relationships
and transactions in relevant sensitive sectors
and areas. This approach is defined in an
internal standard which reflects objectives
and responsibilities for all areas of Barclays.
Our position statements on Climate Change,
Forestry and Agricultural Commodities,
Protected Areas, and the Defence and
Security Sector set out our approach to
financing certain sensitive sectors.

Further details about these position statements can be found on page 164 and Sustainability Resource Hub

Enhanced due diligence
Clients in-scope of the above mentioned
position statements are subject to enhanced
due diligence, via a detailed  Sustainability
Enhanced Due Diligence (SEDD)
questionnaire, which is used to evaluate their
performance on a range of environmental
and social issues and may be supplemented
by a review of client policies/procedures,
further client engagement and adverse media
checks as appropriate. This review generates
an outcome based on alignment with
position statements and identified
environmental and social issues. The review
outcome determines whether further review
by the Environmental and Social Risk
Management (ESRM) team within Group
Sustainability is required, Client engagement
may be undertaken as part of the periodic
review cycle (either annual or biennial). We
follow a risk-based approach where certain
clients require further risk assessment prior to
execution of transactions.
We undertook 770 (2024:775)  reviews in
2025, being a combination of client reviews
and individual transaction reviews per sector
detailed below.

Sector	2025	2024
Agriculture	12	26
Commodity Traders	7	6
Defence, Aerospace & Security	490	426
Infrastructure	5	0
Manufacturing	5	1
Metals & Mining	23	26
Oil & Gas	89	106
Paper & Forestry	12	14
Power & Utilities	113	128
Other	14	42
Total	770	775
Engagement
As part of our management of
environmental and social impacts, we may
require further client engagement in relation
to the specific environmental and social
issues that we have identified as part of our
SEDD process.
We have used this engagement as an
opportunity to gain a more detailed
understanding of the risks and challenges
that the client is facing and to better
understand any climate transition plan that
they may have.
Escalation and decision-making
We assess the risk of client relationships,
and associated transactions, through SEDD,
and escalate to the relevant business unit
review committee (e.g. IB Sustainability
Review Committee, BBPLC Transaction
Review Committee), where appropriate, for
consideration and, if transaction-related, a
decision on whether to proceed. Business
unit review committees comprise of business
management and representatives from the
control functions, including Reputation
Risk.
Should the front office business team or the
ESRM team believe the issues are
sufficiently material and the front office
business team wish to proceed, these clients/
relationships would be escalated to the
Group Reputation Risk Committee (GRRC)
for more senior consideration and decision.
GRRC includes representation from the
Group Executive Committee.
These Committees may make the following
determinations:
•approve the transaction or relationship;
•reject the transaction or relationship;
•approve the transaction or relationship
subject to prescribed modifications; and
•escalate the review of the transaction or
relationship to the Barclays Group CEO.

Further details about the roles of these Committees and their activities during 2025 are set out on pages 160 and 161.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	164

Other Governance (continued)
Equator Principles
For project finance, we conduct assessments
for environmental and social risks and impacts
in line with the Equator Principles including,
where appropriate, relevant International
Finance Corporation (IFC) Performance
Standards. Barclays categorises projects based
on their risk and impact profile per Equator
Principles guidance and will conduct
commensurate due diligence (often with the
support of an independent consultant) and will
work with the client to address any material
identified gaps.  Barclays was one of the four
banks that contributed to developing the
Principles ahead of their launch in 2003.
During 2025, 11 transactions  (2024: six
transactions) reached financial close and were
reviewed for environmental and social risks
and impacts under the scope of the Equator
Principles.

Further details can be found at: equator- principles.com/

Equator Principles transactions in 2025

	Category
Sector	A	B	C
Infrastructure	1	2
Power	2	6
Region	A	B	C
Americas	1	3
EMEA	2	5
Country designation	A	B	C
Designated	2	8
Non-designated	1
Independent review	A	B	C
Yes	3	8
No
Finance type	A	B	C
Project finance	3	8
Category A: Projects with potentially significant
adverse social or environmental risks and/or impacts
that are diverse, irreversible or unprecedented.
Category B: Projects with potentially limited adverse
social and environmental risks and/or impacts that
are few in number, generally site-specific, largely
reversible and readily
addressed through mitigation measures.
Category C: Projects with minimal or no social or
environmental risks and/or impacts.
Sensitive sector and area
position statements
In addition to setting sector-specific
financed emissions reduction targets,
consistent with our Purpose and driven by
consideration of all relevant risks and other
factors, we have outlined our approach to
financing certain sensitive sectors and areas
in our position statements, each of which
contains various requirements and
expectations,taking into account regional
and jurisdictional considerations, and other
provisions relevant to how we apply them.
Our position statements are periodically
reviewed and updates considered in light of
the rapidly changing external environment,
including, for example, public policy, laws
and regulation, technological advancement,
geopolitical or regional developments.
Our approach is informed by engagement
with our stakeholders, including
shareholders, clients, subject specialists and
civil society groups.
Our Climate Change Statement sets out our
positions and approach to certain sensitive
sectors. In cases where clients are identified
as not meeting the non-mandatory
expectations and Barclays has an active
relationship with those clients, we encourage
them to adhere to these expectations; where
clients are unable or unwilling to do so over
time, we will review the relationship and
may reduce our support.
We believe we can best balance our climate
ambition, shareholder expectations and deliver
our strategy through working with clients on
their transition (including using tools such as
SEDD  and Client Transition Framework
(CTF)), as well as financing clients'
transition and scaling climate technology.
Reflecting society’s need for available and
affordable energy, we also remain a
significant provider of capital to the
conventional energy and power sector.
Financing for clients in this sector is
managed in line with Barclays’ risk appetite,
with decisions informed by transition
progress, commercial returns, client
engagement and market realities.
Barclays' approach recognises that energy
security and transition progress must advance
in parallel and that continued investment in
both is critical to meeting evolving client needs
and supporting economic stability.

Further details on Sustainability Enhanced Due Diligence can be found on page 163 and Client Transition Framework on page 39.

Long-lead expansion policy exceptions
The combined number and aggregate value
of new financing or renewal of existing
financing granted by exception in 2025
under the Non-diversified Group restriction
in the Climate Change Statement is detailed
below.

Non-diversified Groups, Exceptions Granted	Total
Client Groups	2
Financing Transaction Count	4
Financing Transaction Value (£m)	377
We will keep our policies, targets and
progress under review in light of the output
of both SEDD and CTF reviews, the
evolving landscape and the need to support
governments and clients, in our efforts to
meet our ambition to be a net zero bank by
2050.
Additional positions and approaches to
financing sensitive sectors and areas are set
out in our position statements relating to
Forestry and Agricultural Commodities,
Protected Areas and Defence and Security.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	165

Other Governance (continued)

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
Multinational Enterprises on Responsible
Business Conduct.
In 2025, Barclays continued to develop its
overall approach to  human rights by
delivering training to various businesses and
functions across the Group, strengthening
our due diligence screening processes, and
increasing engagement with our clients on
human rights risks.

For further information of our management of environmental and social impacts in our lending please see page 163.

Corporate culture
We continue to work to build our colleagues'
understanding of human rights risk and
responsibilities. In 2025, Group
Sustainability delivered 15 human rights
trainings across the Group. For example, we
supported frontline bankers to better
understand human rights risks and potential
leverage opportunities in specific high-risk
sectors.
We also trained specific Risk functions, such
as Financial Crime and Business Banking
Client Risk Assessment, to empower
colleagues to better identify human rights
risk.
Saliency assessments
In 2025, we initiated human rights saliency
assessments across all five business
divisions, namely the Investment Bank (IB),
Barclays UK (BUK), UK Corporate Bank
(UKCB), Private Bank and Wealth
Management (PBWM), and US Consumer
Bank (USCB), as well as Human Resources.
We have undertaken these assessments with
specialist external human rights support. We
are in the process of concluding the outputs
of this assessment and will aim to develop
an action plan in response to these
conclusions in 2026.
Policies and enhanced
due diligence
We continue to monitor external
developments and review our approach to
human rights due diligence accordingly.
Our sustainability-related  risk approach
currently includes SEDD for clients in-
scope of the Climate Change, Forestry and
Agricultural Commodities, Protected Areas,
and Defence and Security Statements (please
see 'Managing environmental and social
impacts' on page 163 for further
information). Where the SEDD process
identifies a potential human rights issue, the
client will be referred to the Environmental
and Social Risk Management  team for
additional review.
During 2025, we continued to strengthen our
approach to Equator Principles due
diligence. Our project finance volumes in
scope of the Equator Principles have grown
and we recognise this activity as a driver of
potential social and human rights risk. As
part of this, we have  increased engagement
with clients around  risks and impacts. This
included undertaking a site visit to a project
with a heightened risk profile, directly
engaging management teams during due
diligence to assess whether risks were being
managed appropriately, and providing
guidance on strengthening impact
management.
For example, Barclays provided financing
for an infrastructure project. During due
diligence, Group Sustainability identified
potential human rights and social risks
associated with the project. We had
extensive engagement with the client on
these risks and worked collaboratively with
the client, the deal teams, and other
financiers in further strengthening the
management of the risks and progressing
towards alignment with IFC Performance
Standards, including around stakeholder
engagement and land acquisition.
This included providing detailed feedback
on resettlement action plans and livelihood
restoration. As the final step in our due
diligence process, representatives from the
deal team and Group Sustainability jointly
engaged directly on the ground with local
community leaders, impacted residents, and
the project’s environmental and site
management teams. These conversations
helped us to understand whether social and
human rights risks were being appropriately
managed.

Focus areas for progress

Corporate culture	Saliency assessments	Policies and EDD	Just transition	Remedy

Strengthen a culture of respect for human rights •Build capacity to support colleagues’ understanding of human rights risks and responsibilities	Identify salient issues beyond corporate and investment bank financing portfolios •Extend saliency assessment to other areas of the bank, looking to engage with internal and external stakeholders
Enhance sustainability
policies and due
diligence to reflect salient
issues for corporate and
investment bank
financing portfolios
•Review existing
sustainability policies
and EDD and work to
integrate salient issues
•Evolve our approach to
engaging with clients
when responding to
salient issues

Support a transition to
a low-carbon economy
which accounts for
the societal risks as well
as the opportunities
•Continue industry
engagement to help
shape the definition and
implementation of a just
transition
Develop our approach to remedy •Explore approach to remedy in engagement with clients

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	166

Other Governance (continued)
Just transition
Barclays aims to contribute to a just
transition that seeks to manage the negative
societal impacts of the transition on people,
maximise socio-economic opportunities for
people, and engage with affected people on
these impacts and opportunities. In pursuing
this aim, Barclays seeks to consider its
stakeholders, including its workers,
communities, customers, and supply chains.
Barclays is committed to respecting the
rights of people and communities in the
context of the transition.
We continued our involvement in the
Aberdeen Just Transition Collaboration with
Aberdeen City Council, BP, Shell UK, and
SSE, which is exploring ways to support a
just energy transition for local communities
and workers. In 2025, the collaboration
appointed a third‑party partner to take this
work forward.
In 2025, Barclays also continued
engagement to help shape development of a
just transition approach for the financial
sector. For example, we continued our
engagement with the LSE Just Transition
Finance Lab, of which we are a founding
funder. We co-hosted a roundtable with the
lab exploring 'Gridlock or Greenlight? The
impact of social risks to the cost and pace of
the energy transition'. The event brought
together participants from financial
institutions, real-economy companies, and
civil society to explore how effective
management of these risks can preserve
commercial value, mitigate impacts, and
maximise opportunities for people to
achieve win-win outcomes for communities
and businesses as clean energy and grid
infrastructure scale.
Throughout 2025, we also actively engaged
with peers on how financial institutions can
advance a just transition, leading a session at
Thun Group on what a just transition means
for banks and how this connects with other
human rights and labour risks,
Remedy
We continue to reflect on the financial
sector's approach to remedy, including how
considerations of remedy can be
incorporated into our human rights due
diligence and engagement with clients.
Modern slavery and human rights
in our supply chain
We take the following steps with an intent to
identify, assess and manage the risk of
modern slavery and other adverse human
rights impacts in our supply chain.
Risk assessments
We continue to assess the inherent risk of
modern slavery across Barclays' TPSPs, as
outlined in our Barclays Group Statement on
Modern Slavery.
It remains challenging to identify the
inherent risk of modern slavery beyond Tier
1 of our supply chain. To strengthen our
approach, in 2025, we started to integrate
human rights and modern slavery risk-
related questions into our procurement
sourcing workflow, informed by our 2024
supply chain human rights saliency
assessment1.
We evaluate responses to this process to
determine whether due diligence is required.
Management of modern slavery and
adverse human rights risk
We aim to embed modern slavery and
broader human rights considerations into our
procurement processes through:
•General contract terms, which can be
subject to negotiation, contain obligations
on TPSPs to respect human rights, and to
implement reasonable due diligence
procedures to help identify, prevent,
minimise and/or mitigate modern slavery
and human trafficking in TPSPs'
operations or supply chain delivering
products or services to Barclays.
•TPSP CoC, which sets our expectations
on:
•freely chosen employment,
•avoidance of child labour,
•avoidance of discrimination,
harassment and abuse,
•worker freedom of association and
collective bargaining,
•workplace arrangements, working
conditions and third-party employment
agencies,
•wages and benefits,
•occupational health and safety,
•grievances and whistleblowing, and
•privacy of workers.
Ongoing TPSP due diligence
and engagement
In 2025, we continued to ask TPSPs
identified for due diligence to register with
Sedex2 and complete a self-assessment
questionnaire (SAQ), to allow us to gain
insights into their business practices, policies
and working conditions. The SAQ questions
are framed on the ETI Base Code
methodology3. Additionally, we have access
to SMETA4 reports for TPSPs registered
with Sedex, which we plan to use, along
with the SAQs to understand how TPSPs
respond to findings raised.
Assessing the effectiveness
of our actions
We had an ambition for our TPSPs making
up 70% of our addressable spend5 to have a
modern slavery policy or standard in place by
end of 2025. In 2025, 74%6 of our TPSPs had
a modern slavery policy or standard in place,
exceeding our ambition. In 2026, we aim to
review our approach to modern slavery-
related supply chain metrics. Further
information on our approach can be found in
our Barclays Group Statement on Modern
Slavery.
Notes:
1Refer to page 249 of Barclays PLC Annual
Report 2024 to find out more on our supply chain
human rights saliency assessment.
2Sedex (Supplier Ethical Data Exchange) is a
global technology company that specialises in
data, insights and professional services to
empower supply chain sustainability. Their
platform, tools and services enable businesses to
easily manage supplier sustainability risks and
improve on their social, environmental and
ethical performance.
3The Ethical Trading Initiative (ETI) Base Code is
founded on the ILO Conventions, and includes
assessment of all key labour exploitation and
child labour indicators, such as freely chosen
employment and no harsh or inhumane treatment
of workers.
4SMETA (Sedex Members Ethical Trading Audit)
methodology assesses the audited site against the
ETI Base Code, the standards of the ILO
Conventions and local law. The ILO Conventions
set out basic principles and rights at work.
5Addressable spend is a subset of external costs
incurred by Barclays in the normal course of
business where Procurement has oversight over
spend. It excludes costs such as regulatory fines
or charges, exchange fees, taxation, employee
expenses or litigation costs and property rent.
6We measure our performance by verifying the
percentage of managed TPSPs (by addressable
spend) that have self-certified to having: (i) a
standalone Modern Slavery Policy and related
Standards or; (ii) hold the Modern Slavery BS
25700:2022 Standard or; (iii) insert Modern
Slavery considerations into relevant policies, e.g.
Human Resources, Hiring of Workers, Supply
Chain. The 2025 key performance indicator is
based on supply chain data extracted on 14
January 2026.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	167

Other Governance (continued)

Supporting our supply chain
With approximately 7,100 companies from across 30 countries providing goods and/or services to Barclays, our supply chain helps our businesses deliver for our customers, clients and colleagues.

The Barclays Group engages with Third-
Party Service Providers (TPSPs)1, seeking to
integrate sustainability considerations across
our supply chain.

Please see further details on our requirements of our Third-Party Service Providers at: home.barclays/who-we-are/our-suppliers/ our-requirements-of-external-suppliers/

Third-Party Service Provider
operational and reputational risk
management
Barclays asks its TPSPs to (i) make
responsible decisions that, where relevant,
take our stakeholders' needs into account in
both the short and long term and (ii) to
comply with all applicable laws, rules and
regulations within the geographies in which
they operate.
Barclays' standard approach2 to TPSP
onboarding and contract renewal begins by
assessing the inherent risk associated with
the goods and/or services being provided in-
line with Barclays' TPSP risk assessment
process. TPSPs that are assessed as being
above a low risk of exposure from a
business risk perspective are subject to
Barclays' Supplier Control Obligations
(SCOs). Prior to contractual agreement and
service go-live, these TPSPs are required to
confirm adherence to the SCOs (subject to
negotiation) and the TPSP CoC.
TPSPs to whom the SCOs apply will be
actively managed and subject to controls
assurance on an annual basis to assess
whether the control requirements and
expectations outlined within the TPSP CoC
are being met. Where TPSPs are unable to
meet our expectations defined within the
SCOs and the TPSP CoC, the issue will be
managed, as appropriate, in-line with
Barclays' Issue Management Standard.The
TPSP CoC and SCOs are published on the
Barclays public website for all new and
existing TPSPs to view and are refreshed at
least annually to help ensure Barclays'
expectations continue to be met.
Payment on time
Prompt payment is critical to the cash flow
of every business, and especially to smaller
businesses within the supply chain as cash
flow issues are a major contributor to
business failure. We aim to pay our TPSPs
within clearly defined terms, and to help
ensure there is a proper process for dealing
with any issues that may arise. We measure
prompt payment globally by calculating the
percentage of TPSP spend paid within 45
days following invoice date. The
measurement applies against all invoices by
value over a three-month rolling average
period for all entities where invoices are
managed centrally. At the end of 2025, we
achieved 94% on-time payments to our
TPSPs, continuing to exceed our public
commitment to annually pay 85% of TPSPs
on time (by invoice value).
Barclays continues to enhance its processes
to improve faster payments to its TPSPs.
Through these efforts and its reporting
obligation under UK legislation, Barclays
PLC and its subsidiaries have for the second
consecutive year received the
GoodBusinessPays Fast Payer Award,
supported by the UK Department of
Business & Trade.
Our supplier ecosystem
At Barclays, we continue to engage with
suppliers of varying size3 and mission4,with
the intent to build stronger value driven
partnerships that deliver innovative solutions
and enhance outcomes for our customers
and clients.
We expect our TPSPs to support our efforts
to build a robust supply chain by recruiting,
utilising and developing businesses of
varying size and mission.
Notes:
1TPSP means any entity that has entered into an
arrangement with Barclays in order to provide
business functions, activities, goods and/or
services to Barclays.
2Where financial institutions and market
counterparties provide services to Barclays, the
nature of the services leveraged may require an
alternate onboarding approach and as such some
control expectations may not be applicable. This
is assessed at the point of onboarding.
3Size: micro, small, and medium-sized enterprises
where revenue and/or employment eligibility
limits are defined by the local country standards.
4Mission: for- profit businesses aiming to achieve
local, social and environmental goals (i.e. Social
Enterprises and B Corp businesses)

Please see further details on our climate change initiatives in our supply chain within our Achieving net zero operations section from page 58 within the Climate and Sustainability report.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	168

Other Governance (continued)
Supporting our retail customers
Supporting customers
through Barclays UK
Barclays has a large retail presence in the
UK, offering a wide range of products and
services to more than 20 million customers
through Barclays UK.
Access to banking
Customers are looking for more convenient,
simpler ways to bank that fit their lives,
including banking digitally: we have over 13
million digitally active customers. We are
continuing to help deliver these solutions at
pace.
Alongside our investment in technology
enabling digital customers to access tools
and products whenever they need them, we
are transforming our physical locations
across the UK with a view to ensuring that
customers can still access banking face to
face when customers need us.
We are committed to ensuring all our
customers have the access to cash they need.
In 2025 we have continued to collaborate
with other banks, the Post Office and LINK
through our new Joint Venture Cash Access
UK Ltd, extending our network of Banking
Hubs and shared cash deposit solutions
across the UK. We are more than halfway
towards our joint commitment to open 350
Banking Hubs over the course of this
parliament, with 204 Shared Banking Hubs
opened by the end of the year and where we
maintain the highest face-to-face presence of
any high street bank each week.
We also recognise the importance of our
traditional branches to provide access to
banking services; we are now halfway
through the rollout of next generation 'Smart
ATMs' and are on track to complete this
transformation in 2026. These devices offer
full account servicing capability, which can
now be accessed through our banking app,
as well as via card. Nearly all our branches
now have these machines externally too,
meaning customers have greater access to
their accounts via our branch channel.
Recognising the shared challenge of digital
inclusion, we have welcomed the UK
Government's strategy on Financial
Inclusion, and are proud to be partnering
with other banks, broadcasters and
telecommunication firms to agree how we
can work together to improve digital
outcomes for all.
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
Additionally, for each of the 450 million+2
payments our UK customers make every
month, our fraud detection systems and
machine learning models help detect in less
than a second if it is likely to be a fraudster
rather than the customer, or if our customer
appears at risk of being scammed. If the
transaction appears as risky, the customer is
presented with additional checks prior to the
payment being released.
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
We are committed to providing measures
that help prevent Authorised Push Payment
(APP) scams taking place and building
increased consumer protection standards for
customers through both the UK Payment
Systems Regulator's (PSR) new APP Scam
Regulations that came into effect in October
2024 and the previous Contingent
Reimbursement Model code.
We are a founding member of Stop Scams
UK, a cross-industry group made up of
banks, telecoms and tech firms that have
come together to seek to put an end to scams
by collaborating, sharing best practices and
engaging with the government and
regulators to make it harder for scammers to
operate.
We have published a series of policy
recommendations to tackle the spread
of scams.
Notes:
1The PSR’s latest report covering 2023 includes
the UK’s 14 largest banking groups, along with
the data for 11 other smaller firms that were in
the top 20 highest receivers of fraud.
2450 million + payments covers all retail/ card
transactions and payments across all product
types.

Frontier Economics report on Tackling Fraud and Scams: home.barclays/news/press- releases/2023/08/eight-in-ten-brits-feel- unsafe-on-social-media-due-to-scammers/

Digital accessibility
Digital services and workplace tools must be
designed and developed to be easy to see,
hear, understand and use for all customers
and colleagues, including people with
disabilities.  There are legal obligations
under national and international laws and
regulations, alongside a moral duty to ensure
that people with disabilities are not left out
or left behind from using our digital
services.
All digital services and content must comply
with our Barclays digital accessibility
standards. These standards align to the
minimum conformance of the Web Content
Accessibility Guidelines (WCAG) v2.2 AA
level and apply to both internal projects as
well as external suppliers.
We have invested in accessibility training,
tooling and specialists to help embed
accessibility at scale along with effective
governance and oversight to meet increased
regulations.

The Barclays Accessibility Statement barclays.co.uk/who-we-are/our-suppliers/ our-requirements-of-external-suppliers/

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	169

Other Governance (continued)
Building financial wellbeing
As part of our aim to deliver a world-class
money management experience and help
money work for our customers, particularly
with a focus on driving financial confidence,
we are delivering more educational content
on managing their money at all life stages.
We are providing knowledge and expertise
through our colleagues, including helping
customers to use our digital platforms via
the Digital Wings Platform. The Barclays
Money Management Hub gives us the
ability to provide proactive money
management information directly to
customers, giving them a better grasp on
their spending behaviours and steps they can
take to improve their financial wellbeing and
gain greater control over their finances.
We also have a range of early intervention
strategies which aim to support customers
whose account behaviours may be showing
signs of lacking financial resilience.  These
strategies largely focus on proactive
communication with the customer, based on
sets of customer behavioural triggers, and
look to support customers to help them
maintain or regain control of their finances.
Where customers engage with these contact
strategies, our Barclays Financial Assistance
colleagues provide broad money
management advice and, where appropriate,
may suggest a range of solutions to manage
their financial situation. This suite of
solutions includes forbearance and non-
forbearance options.
Gambling
At Barclays, we recognise that gambling and
financial difficulty can sometimes go hand in
hand, and asking for help isn’t always easy.
That’s why we’ve invested in dedicated
training for our customer-facing colleagues,
equipping them to spot the signs and provide
meaningful support. For customers who need
extra help, our Specialist Colleagues are
ready to handle sensitive conversations with
care and guide them towards trusted charities
and organisations for further assistance.
Through the Barclays app, customers now
receive personalised insights and gentle
nudges designed to help them stay in control
of their spending. These include
notifications when gambling transactions
increase, prompts to review spending
patterns, and easy access to tools that can
help set limits or block gambling payments.
We seek to help empower customers with
timely, practical support before issues
escalate.
Barclays is also participating in the Money
Mental Health Policy Institute Gambling
Harms Action Labs, a cross-bank initiative
aimed at reducing gambling-related financial
and mental health harms. Our involvement
focuses on collaborative innovation,
customer empowerment, and data-driven
solutions to strengthen protections and
support for vulnerable customers.

Further details can be found at: barclays.co.uk/gambling-support/

Domestic abuse
We are committed to supporting customers
affected by domestic abuse. Through our
ongoing partnership with Refuge – the UK's
largest domestic abuse service provider – we
help connect those impacted to specialist
advice and practical support. This includes
assisting survivors with opening bank
accounts and accessing essential banking
services, even when standard documentation
isn’t available. We’re proud to remain a
signatory to the UK Finance Domestic
Abuse Code of Practice, which sets out how
banks and building societies should protect
and empower customers who are survivors
of economic or financial abuse.
Homelessness
We continue to support customers who face
challenges providing standard
documentation – including those
experiencing homelessness – by helping
them open a basic current account. This
ensures access to essential banking services,
which can be a vital step towards financial
stability and independence.
Our approach includes working with trusted
charities and local organisations to verify
identity where traditional documents aren’t
available, and providing guidance to make
the process as simple and stress-free as
possible. By removing barriers, we seek to
help  give everyone the opportunity to
manage their money safely and securely.
Bereavement
Throughout 2025, we have continued to try
to make this extremely difficult time in
people’s lives a little easier. Our programme
of work to enhance the customer experience
has included: launching a digital settlement
form to help customers stay in their channel
of choice, and delivering a series of webpage
and communication enhancements to make
it easier to navigate and understand
information.

Further details can be found at: barclays.co.uk/what-to-do-when-someone- dies/notify-us/

Authorised users
The Authorised User feature gives
customers the ability to manage their current
account with the help of a trusted person in
their life. Whether they need someone to
spend on their behalf or help managing their
finances, customers have access to  a reliable
and accessible tool, at no additional cost.

Further details can be found at: barclays.co.uk/ways-to-bank/authorised- users/manage-account/

Specialist support team
In 2025, circa 34,000 Barclays UK
colleagues completed the mandatory
Customers in Vulnerable Circumstances
annual eLearning module. This training
strengthens awareness and understanding of
vulnerability across both frontline and head
office teams. We have also continued to
deliver dedicated vulnerability induction
training for new colleagues, ensuring they
are equipped to identify and support
customers who may be vulnerable or
experiencing significant life events.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	170

Other Governance (continued)
Accessibility & Vulnerability
(A&V) Framework

2025

2024

2023
In 2025, Barclays continued to enhance its
Accessibility & Vulnerability Framework to
help ensure equitable and inclusive service
for all customers. Key developments
include: streamlining colleague processes by
automating the Alternative Format journey,
reducing it from a two-step process to a
single step for greater efficiency; and
enhancing customer experience by
introducing a search functionality within the
digital journeys and prioritising adjustments
to help customers disclose themselves.
These improvements help ensure both
colleagues and customers benefit from a
more seamless and supportive journey when
managing vulnerable circumstances.
Barclays UK Performance
Framework
The Framework seeks to mitigate the risks
of inappropriate performance management
practices, including by (among other things)
seeking to ensure there is no undue pressure
on colleagues to sell products,  which can
result in mis-selling. The Performance
Framework operates controls to provide
insight and subsequent oversight that the
business is operating aligned to the
expectations set out in the Performance
Framework Policy Standards.
Basic current account
Since 2015, we have been offering our basic
current account to individuals who may not
be eligible for a standard account to access
banking, including over the counter services,
access to ATMs, and digital banking and
free text alerts to manage finances. There
were over 590,000 Barclays basic current
accounts open at the end of December
20251.
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

Number of basic current accounts
Note:
1In 2025, we upgraded more than 39,000
customers from our Barclays Basic Bank
Account to our Barclays Bank Account.
Barclays' mortgages
and first-time buyers
2025 saw a continued reduction in the rate
environment with multiple Bank of England
Base Rate decreases, leading to mortgage
rates decreasing – reducing the impact to
customers who are rolling off longer-term
fixed rates, however, we recognise for some
this can still create a rate shock and we seek
to continue  to supporting these customers,
whether through our standard lending policy
or under the Mortgage Charter.
We remain focused on supporting those
buying their first home. This year saw us
launch 95% Loan-to-Value lending outside
of the Mortgage Guarantee Scheme to
support first-time buyers, along with a
number of changes following the FCA Rules
Clarification around stress testing and other
policy changes aimed at responsibly
increasing the borrowing power of
customers. In 2025, we have helped over
50,000  first-time buyer customers
accounting for approximately 35% of our
gross lending.
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
medium businesses and non-profits.
The success of CDFIs, small-medium
businesses and non-profits are key to a
thriving community. Barclays has
predefined goals with specific performance
targets that we must meet each year in order
to be considered in compliance with CRA
guidelines. Barclays has met its CRA goals
for 2025, evidencing that we are continuing
to invest in the communities where we live,
work and serve.
Barclays Bank Delaware (BBDE), including
Barclays US Consumer Bank (USCB), is
committed to fair and equitable treatment of
all prospective and existing customers
without regard to race, sex, colour, national
origin, religion, age, marital status,
disability, sexual orientation, military status,
gender identity, familial status, Limited
English Proficiency, receipt of public
assistance income, and good faith exercise
of rights under the Consumer Credit
Protection Act.
We place a high priority on fair treatment of
prospective and existing customers by
BBDE and maintain diligent oversight of
business practices and processes to ensure
fairness. We also believe our commitment to
fair lending and fair treatment principles and
practices aligns with Barclays’ core Values
of Respect, Integrity, Service, Excellence,
and Stewardship. We strive to develop long-
term relationships by providing products and
services that meet prospective and existing
customer needs, avoid causing poor
outcomes for, or harm to, customers, clients
and markets arising from the delivery of the
firm’s products and services, and place our
prospective and existing customers’ interests
at the heart of our strategy, planning, and
decision-making processes.
No form of illegal discrimination will be
tolerated at BBDE or USCB and we
recognise that only through the efforts of all
colleagues can we ensure that all prospective
and existing customers receive fair and
equitable treatment.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	171

Other Governance (continued)
The Barclays Way
The Barclays Way is our Code of Conduct. Together with
our policies and practices, this provides a clear path towards achieving a positive and dynamic culture within the Group.
Our commitment to being a responsible
business includes seeking to ensure that:
•we conduct ourselves in line with The
Barclays Way, our Code of Conduct, to
create the best possible working
environment for our colleagues;
•we treat our customers fairly and the
products and services we deliver are
transparent and responsible;
•we operate in line with relevant laws and
regulations including those applicable to
financial crime; and
•we safeguard the data that has been
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
The Barclays Way governs our way of
working across our business globally. It
constitutes a reference point covering all
aspects of colleagues’ working relationships,
specifically but not exclusively with other
Barclays employees, customers and clients,
governments, regulators, business partners,
suppliers, competitors and the broader
community.
It is aligned to the Code of Professional
Conduct, published by the Chartered Banker
Professional Standards Board, which sets
out the ethical and professional attitudes and
behaviours expected of bankers. Barclays
subscribes to this code and is committed to
embedding its broad principles into our
business.
The Barclays Way includes information and
guidance on how employees are expected to
behave and take personal accountability for
making decisions. We apply a range of
criteria, aimed at building a sustainable,
strong and profitable business for the long
term and adding value to our business
relationships and the broader communities in
which we live and work. We provide
guidance across all key stakeholder groups,
including in relation to servicing our

2025

2024
customers and clients, promoting respect,
inclusion and performance in the workplace
and maintaining strong governance, robust
“ The Barclays Way is intrinsic
to the trust that millions of
customers, clients, other
stakeholders and shareholders,
place in us every day. That trust
is earned by consistently
delivering to the highest
standard, investing in our
culture, and supporting our
people to thrive at work.”
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
We know that our success is measured not
only by our commercial performance, but
also by our contribution to society and the
way we work together for a better financial
future for all our stakeholders. We are
focused on the areas where we can have the
greatest long-term impact: investing in our
communities; managing the environmental
and social impacts of our business; and
working with our customers, clients and
communities as they navigate the
opportunities and challenges of the transition
to a low-carbon economy.

Employee survey results %
"I believe that my team and I do a good job
of role modelling the Values every day"

% of colleagues completing mandatory training on The Barclays Way
100%

The Barclays Way Code of Conduct is available at: home.barclays/citizenship/the- way-we-do-business/code-of-conduct/

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	172

Other Governance (continued)
Whistleblowing
We support a culture where colleagues feel safe to speak up.
At Barclays, we are committed to fostering a
culture where colleagues feel safe and
empowered to speak up. We strive to
provide a respectful and inclusive
environment, encouraging all colleagues to
raise concerns about actions or behaviours
that do not align with our Values.
According to the Autumn 2025 Your View
survey, 81% of global respondents agreed
that it is 'safe to speak up' at Barclays.
Colleagues are encouraged to speak up
directly to their management, Compliance,
HR or Legal. For those who may not feel
comfortable using these channels, the
Raising Concerns process offers an
alternative, ensuring every concern is
carefully assessed and referred to the most
appropriate team for review and, where
appropriate, investigation. All concerns are
taken seriously, managed with sensitivity
and confidentiality, and information about
reporting channels is available both
internally and externally.
One key avenue via which concerns are
reviewed is  the whistleblowing programme,
which is highlighted to colleagues globally
through annual mandatory training, via our
colleague intranet page and through
communications and awareness sessions.
Whistleblowing relates to concerns that are
in the wider public interest, including
breaches of policy, law, regulation, or any
behaviour that could harm the Group’s
reputation or financial wellbeing.
Concerns assessed by Raising Concerns as
whistleblowing are directed to a dedicated,
impartial team within the Compliance
function. All whistleblowing concerns are
taken seriously, and robust controls are in
place to protect the confidentiality and
identity of whistleblowers. Barclays

1. Breach of controls, process or other

maintains a zero-tolerance approach to
retaliation against whistleblowers or anyone
providing information as part of an

2. Retaliation

investigation. Any act of retaliation may
result in disciplinary action, up to and
including dismissal.

3. Breach of policy

In 2025, the whistleblowing team received a
total of 56 (2024: 69) whistleblowing
concerns, including 9 (2024: 15) retaliation

4. Financial crime

concerns.
Of the whistleblowing concerns closed in
2025, 16% (2024: 22%) were found to have
some level of substantiation, and other
issues were identified in a further 33%
(2024: 19%). No retaliation concerns closed
in 2025 were substantiated. As a result of
whistleblowing investigations, 35 (2024: 57)
actions were implemented to address issues
identified, including recommendations to
enhance processes and controls.
Oversight of the whistleblowing programme
is provided by the Chair of the Group Board
Audit Committee, who serves as the Group
Whistleblowers’ Champion, the Chair of the
Barclays Bank UK PLC (BBUKPLC) Board
Audit Committee, who serves as the
BBUKPLC Whistleblowers’ Champion, and

Whistleblowing cases closed by region

43
EMEA
10
Americas
70
cases closed
in 2025

Whistleblowing cases opened by (top 4) categories
the Chair of the Barclays Capital Securities
Limited (BCSL)  Board Audit Committee,
who serves as the BCSL Whistleblowers’
Champion1.
These Champions are responsible for
ensuring the integrity, independence and
effectiveness of the whistleblowing
programme, supported by periodic impartial
reviews and assurance of the whistleblowing
process.
Barclays is a member of Protect, the UK
whistleblowing charity.
Note:
1Barclays Capital Securities Limited (BCSL),
which is authorised as a PRA-designated
investment firm.
17
APAC

5. Other

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	173

Other Governance (continued)
Tax
Barclays supports a fair and transparent tax system.
“
We were shortlisted for
the 2025 PwC Building Trust
Award for Tax Reporting in the
FTSE 350 (Multinationals)
Group.”
Barclays takes a responsible approach to tax.
We have strong governance and risk
management over tax risk and are
committed to transparency around tax.
We know that it is important for our
stakeholders, including our investors,
customers and clients, regulators and tax
authorities to understand our approach to tax
and the tax contributions we make in the
countries in which we operate.
Our success in being able to clearly explain
our approach to tax and understand what
matters to our stakeholders is reflected in
Barclays being one of three companies
shortlisted for the 2025 PwC Building Trust
Award for Tax Reporting in the FTSE 350
(Multinationals) Group. This award, for
which we have been shortlisted every year
since 2022 and which we won in 2023,
recognises the clear explanations that
companies provide about their tax affairs
and responsiveness to both stakeholder
interest and the continually changing tax
transparency landscape.

Taxes paid globally
£3,261m

Taxes paid globally in more detail (£m)

2025 total tax contribution
£7,182m
Tax contribution
We continue to make substantial tax
contributions across the jurisdictions in
which we operate, both in terms of taxes
paid and taxes collected. Our total tax
contribution for 2025 was £7,182m. This
includes taxes paid of £3,261m which
represent a cost to us, and taxes collected on
behalf of governments of £3,921m.
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
Stewardship.
Our approach to tax has three core
objectives:
•Responsible approach to tax;
•Effective interaction with tax authorities;

A	Corporation tax and withholding taxes	1,393
B	Employer payroll taxes	835
C	Irrecoverable VAT	731
D	Bank levy	237
E	Other taxes including business rates	65
and
•Transparency in relation to our tax affairs.
We manage our tax affairs in accordance
with our Tax Principles, Tax Code of
Conduct and HMRC’s Code of Practice on
Taxation for Banks and aim to file our
returns on time and pay the correct amount
of tax. We make clear disclosures to tax
authorities and we are committed to only
dealing with customer and client assets that
have been appropriately declared to the
relevant tax authority.
We are also committed to being a leader in
tax transparency. We have published details
of the taxes we pay by country and our
approach to tax every year since 2013, and
have chosen to expand our external
publications such as the Country Snapshot.
Our Country Snapshot is publicly available,
sets out our approach to tax in detail,
including our Tax Principles, and is
reviewed and approved annually by the
Barclays PLC Board.
Key highlights from our approach
to tax include:
•We follow clear Tax Principles that we
have published. These allow us to balance
the needs of our stakeholders and make
clear that tax planning must support
genuine commercial activity;
•As a result of this approach, transactions
which artificially transfer profits into a
low tax jurisdiction would not be
consistent with our Tax Principles;
•We seek to comply with the spirit as well
as the letter of the law and we take
account of established practice in the
territories in which we operate. We are
transparent in both the disclosure of our
tax affairs to tax authorities as well as our
tax reporting to other stakeholders; and
•We aim to comply with all of our tax
obligations in the territories in which we
operate and where there is uncertainty we
may seek external tax advice in order to
help ensure our tax filings are appropriate.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	174

Other Governance (continued)
Tax governance, control
and risk management
As a global systemically important bank, our
Group-wide risk and governance procedures
are subject to continuous review and
scrutiny. More details on our approach to tax
governance, control and risk management
can be found in our Country Snapshot, the
key highlights of which include:
•Our Board has ultimate responsibility for
tax matters and the Board Audit
Committee is responsible for overseeing
the Group's tax matters;
•At Barclays, risks are identified and
managed through our ERMF, which
supports the business in its aim to embed
effective risk management and a strong
risk management culture. Under the
ERMF all risks, including tax risk, are
managed in accordance with a ‘three lines
of defence’ model;
•As part of the ‘first line of defence’ the
tax department identifies and manages tax
risk by developing appropriate policies,
standards and controls to apply across our
organisation. Risk and Compliance
comprise the ‘second line of defence’, and
Barclays Internal Audit is the ‘third line
of defence’, and these functions review,
challenge and provide assurance to the
Board in relation to the effectiveness of
governance, risk management and
controls including those relating to tax
risk;
•We are subject to the Sarbanes-Oxley Act
2002 control requirements in relation to
financial statements disclosures including
those related to tax;
•Our tax department comprises
appropriately qualified in-house
professionals who are subject to clear
standards including that they uphold our
Tax Principles and follow our Tax Code
of Conduct, which is an integral part of
how we operate;
•Our governance requires that suitably
qualified people are involved in decisions
related to tax, tax is fully taken into
account when making business decisions
and tax risk is identified, assessed and
kept under review; and
•We have no tolerance for tax evasion,
have measures in place to prevent tax
evasion facilitation and have well-
established mechanisms for speaking up
about unethical or unlawful behaviour
through our raising concerns and
whistleblowing processes, which apply
equally to tax matters.
Stakeholder engagement and
management of uncertainties
related to tax
Our reputation is very important to us and
we take our external stakeholders’
expectations into account when we make
decisions in relation to our tax affairs. More
details on our approach to stakeholder
engagement and managing stakeholder
concerns related to tax can be found in our
Country Snapshot, and key highlights
include:
•We believe that it is important to be
transparent in the disclosure of our tax
affairs both to tax authorities and
stakeholders more broadly;
•Our dealings with tax authorities are
handled proactively, constructively and
transparently, in real-time where possible;
•We recognise that early resolution of our
tax affairs is in everyone’s interest. We
have ongoing engagement with tax
authorities to discuss their inquiries and
material issues in relation to our tax
affairs, and we respond to feedback from
tax authorities;
•Where we face significant uncertainty in
relation to the application of tax law, we
may seek to agree with the tax authority
how the tax law should apply;
•Where relevant we seek to reach
agreement with tax authorities using
mechanisms available to all taxpayers
including Advance Pricing Agreements
and Mutual Agreement Procedures to
clearly establish in which territories our
profits should be taxed;
•We engage with governments, tax
authorities and NGOs through public
consultations and other discussions to
assist with the development of tax policy
and the improvement of tax systems, and
maintain our transparency with these
stakeholders; and
•We co-operate with tax authorities
globally to reduce the scope for
individuals and companies to evade tax,
and have met all of our 2025 information
reporting obligations under the Common
Reporting Standard and Foreign Account
Tax Compliance Act.

The BPLC Board Audit Committee is responsible for overseeing the Group's tax matters. Please refer to page 96 for details of BPLC Board Audit Committee oversight of tax-related matters.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	175

Other Governance (continued)
Financial crime
Barclays is committed to conducting its
global activities with integrity and
respecting its regulatory, ethical, and social
responsibilities to:
•Protect customers, employees, and others
with whom we do business; and
•Support governments, regulators, and law
enforcement in wider financial crime
prevention.
Barclays has no appetite for Financial Crime
Risk issues and events that are material,
systemic, not promptly remediated, not
reported to regulators in a timely manner
where required, and/or are likely to result in
regulatory enforcement.
The Financial Crime Risk Management
Framework (FCRMF) outlines how the
Group manages financial crime risk. The
Group Chief Compliance Officer is
accountable for developing, maintaining and
overseeing the Group-wide FCRMF.
The Financial Crime Risk Management
consists of processes and tools under three
categories:
•Risk identification, assessment and
testing;
•Risk mitigation and management; and
•Risk monitoring and reporting.
The FCRMF is supported by a Group-wide
Financial Crime Policy. The Financial
Crime Policy sets control objectives for the
first line of defence to manage four key
risks: anti-bribery and corruption (ABC);
anti-money laundering and counter-terrorist
financing (AML); anti-tax evasion
facilitation (ATEF) and; sanctions, including
proliferation financing. This combined
approach allows us to identify and manage
relevant synergies and connections between
these risks.
Employees are made aware that failure to
comply with the Financial Crime Policy may
give rise to disciplinary action, up to and
including dismissal.
Anti-bribery and corruption
Bribery and corruption comprises:
•Improperly obtaining or retaining
business;
•Improperly securing a business or
personal advantage;
•Inducing another person to perform their
role in breach of an expectation of good
faith, impartiality or trust; and
•Using entrusted authority or power for
personal/third party gain, to trade
influence or to obtain any other unethical
or illegal benefit.
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
Anti-money laundering
Money laundering, the processing of assets
derived from criminal activity, and terrorist
financing have been identified as major
threats to the international financial services
community and therefore to Barclays. The
Financial Crime Policy includes the
requirement for Barclays businesses and
legal entities to have adequate systems,
procedures, and controls in place to manage
the risk of Barclays being used to facilitate
money laundering and terrorist financing.
The requirements of UK legislation apply to
Barclays globally. As a transatlantic bank,
the Financial Crime Policy takes into
account US anti-money laundering
requirements, in addition to EU and other
jurisdictions in which we operate. Barclays
also takes into account guidance issued by
bodies such as the Wolfsberg Group.
Anti-tax evasion facilitation
Tax evasion is a financial crime and a
predicate offence to money laundering in the
UK and many other countries in which we
operate. Barclays takes a zero-tolerance
approach to deliberate facilitation of tax
evasion in any country and has procedures in
place to prevent it. We also expect the same
from our employees and third parties
providing services for or on our behalf.
Barclays is committed to preventing tax
evasion facilitation by our employees or
third parties acting for or on our behalf.
Sanctions
Sanctions are restrictions on activity with
targeted countries, regions, governments,
entities, individuals and industries that are
imposed by bodies such as the European
Union, the United Nations, (including but
not limited to the proliferation of nuclear,
chemical, or biological weapons). In order to
protect its reputation and other legitimate
business interests, in certain circumstances
Barclays' sanctions risk appetite may be
more conservative than its legal obligations.
The Financial Crime Policy is designed to
ensure that Barclays and its employees know
how to identify and manage the risks
associated with sanctions, including the risk
that activity is undertaken through Barclays
in breach of sanctions regulations.

For further details of the Barclays approach
to Financial Crime compliance and
prevention, please see our Financial Crime
Compliance Statement in the Sustainable
Resource Hub at home.barclays/our-
sustainability-/sustainability-resource-hub/
statements-and-policy-positions/

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	176

Other Governance (continued)
Health and safety
Policy and standard
Barclays has a suite of health and safety
(H&S) policies and standards, and clear
roles and responsibilities for leadership and
colleagues. These combine under a single
high-level statement of commitment
endorsed by the Group ExCo.
Health and safety management
system
Barclays has implemented and maintains a
comprehensive H&S management system
globally, which is certified to the
international standard ISO 45001 in the
USA, UK, India, Singapore, Hong Kong,
Dubai and Japan.
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
While H&S legislative requirements vary
globally, our assurance and risk assessment
programmes apply a risk-based approach,
designed by our internal H&S team and
informed by their experience, specific
legislative requirements and relevant factors
such as building type, building criticality,
activities, and occupancy.
Incident management
Barclays’ incident reporting system ensures
incidents are recorded and investigated
appropriately, as required by local regulatory
statute, and escalated as required by
Barclays’ risk management frameworks.

Measure	2025	2024
Lost Time Incidents (per 100 employees)	0.026	0.018
Contractor management
Suppliers are subject to a supplier H&S risk
evaluation during onboarding, annually
thereafter and when they notify a change in
service delivery. In addition, suppliers
complete an annual control obligation
review.
Health and safety training
Colleagues complete regular mandatory
H&S training with additional information
and guidance provided on Barclays’ H&S
intranet. This information includes risk
assessments, guidance and templates for
personal emergency evacuation plans,
display screen equipment assessments,
manual handling, occupational stress, and
lone working.
Governance
Key indicators (KIs) and control
environment characteristics (CECs) are
defined to support the oversight and
monitoring of Barclays’ global H&S
performance. These are reviewed at least
annually and reported at least quarterly.
KIs include quantitative and qualitative
measures against defined tolerance.
Examples of KIs and CECs include:
•Annual review, or where change occurs,
of health and safety hazard risk
assessments;
•100% of reported incidents are reviewed
(and investigated where required);
•100% of regulatory reportable incidents
are reported within required timescale;
•Quarterly horizon scanning of new/
revised local H&S legislation;
•Completion of H&S site assurance visits
within required risk-rated frequencies;
•Completion of fire risk assessments
within required risk-rated frequencies;
and
•Provision of necessary mandatory H&S
training content.
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

The Health and Safety Risk Management Framework overview is as follows:
Health and Safety Forum
information are reported to and reviewed by
the Group H&S Forum.
2025 improvements

Leadership	Statement of Commitment for Health and Safety
H&S improvements delivered in 2025
include:

H&S Data	Data: Performance against commitment
•Extending ISO 45001 certification in line
with our continuous improvement

Risk Categories	Premises	People	Physical Security

Risks	Premises or infrastructure incidents (excluding Physical Security incidents) result in harm to people	Harm to colleagues' welfare as a result of health and wellbeing- related hazard mismanagement	Physical security incidents resulting in harm to staff or external parties strategy;
•Embedding an improved H&S site
assurance and fire risk assessment
execution schedule;
•Enhancing colleague accessibility for
completing display screen equipment
assessments; and

Policies	Premises – Property and Health & Safety Policy	Health Services & Wellbeing Policy	Physical Security Policy
•Evolving driving for work programme to
create improved risk management
information.

Standards	Premises – Health & Safety Standard	Health Services & Wellbeing Standard	Physical Security Standard

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	177

Other Governance (continued)
Managing data privacy,
security and resilience
We have strict policies to protect privacy
and keep data secure.
Data privacy
Many of the jurisdictions in which the
Barclays Group operates have privacy and
data protection laws in effect. While these
may vary in detail, generally they reflect
internationally recognised privacy principles
found in the UN’s Universal Declaration of
Human Rights, the European Convention on
Human Rights and the European Union’s
Charter of Fundamental Rights.
We strive to operate in accordance with these
standards and recognise that respect for
privacy rights is a key element of good
corporate governance and social
responsibility. We strive to be transparent
about our use of personal information when
delivering our products and services and
acknowledge the responsibility we have for
safeguarding privacy.
As the Group increasingly adopts digital
solutions to deliver next-generation consumer
financial services, we appreciate our clients,
customers and others may wish to understand
how this may impact the use of their personal
information. A globally applicable Barclays
Data Privacy Policy and associated Standards
set out what is expected of all Group
businesses and functions when collecting,
using and sharing personal information.
To promote clear accountability, the Data
Privacy Policy and associated Standards
include responsibilities for the Business
Senior Manager who has ultimate
responsibility for the processing of personal
data within that business. An agreed
assurance programme measures compliance
with the Data Privacy Policy and associated
Standards. Barclays Group colleagues must
complete annual data privacy training which
is reviewed and refreshed each year, with
additional tailored training provided as
necessary. The Group Data Protection Officer
(GDPO) reports on data privacy issues to the
highest level of management.
Through client, customer and employee
privacy notices, we endeavour to explain
clearly and openly how and why we use
personal information and the legal grounds
we rely upon. When we receive complaints,
we seek to address these fairly. Several
jurisdictions also provide individuals with
specific rights, such as the right to have
access to or request deletion of their personal
information.
Barclays  provides a publicly accessible
mailbox and secure channels via its website
to enable individuals to make their privacy
requests and receive responses from a
dedicated team.
Barclays requires its suppliers to comply with
data protection and privacy laws, regulations
and standards relevant to the jurisdictions in
which they operate and relevant to any
transferred personal data. Our requirements
are set out and principally managed through
our supplier contracts, which require that
suppliers commit to ensuring personal data
shared with them is safeguarded and
respected throughout the supply chain.
Data security
As detailed below, Barclays' Chief
Information Security Office operates controls
aimed at mitigating cybersecurity-related
risks and understanding internal and external
threats.
Barclays deploys controls designed to protect
its sensitive information and the data that has
been entrusted to us by customers and clients,
in line with our Standards, taking into
account findings from internal and external
reviews of our controls.
Barclays seeks to protect the security of data
we share with third parties, including by
conducting remote and on-site inspections of
certain suppliers to review their controls
against contractual obligations and industry
standards. A Third-Party Service Provider
Framework is in place which sets out control
requirements for business units to manage the
operational, reputational, conduct and legal
risks to Barclays through its supply chain.
The nature of such controls is described in
further detail below.
In operating under a hybrid working model,
we have continued to educate colleagues on
cybersecurity risks in order to help minimise
risks related to remote working, such as data
exploitation or leakage.
Barclays works with industry bodies and
cybersecurity vendors to learn and evolve
from risk events in other organisations. Our
teams use such intelligence to simulate
plausible cybersecurity and data compromise
scenarios that allow us to exercise, review
and improve our response and recovery plans
in preparation for evolving threats.
Operational resilience
The stability and resilience of our systems,
workforce and premises, and the continued
provision of third-party services, all have a
direct impact on the quality of our service.
Resilience and security are key priorities for
the Board. Barclays continues to strengthen
its resilience posture and is focused on its
ability to recover from a range of ‘severe but
plausible’ scenarios which could cause
detriment to its customers and clients and the
broader financial market. To enable this, we
define Group-wide business services and
their interdependencies across the Group,
including technology, third-party services
and our people and premises. Recovery plans
and business response plans have been
developed for a range of different disruption
events, such as cyber or data integrity
disruptions, technology failures, or the
unavailability of our colleagues. These
recovery plans are reviewed and validated
through regular testing which supports our
aim to reduce the volume and impact of
operational incidents year-on-year. We also
conduct regular assurance on third parties to
assess their capability.
Operational resilience is delivered through an
established and robust Operational Resilience
Framework which is underpinned by a
Policy, Standards, methodologies and
procedures, and is aligned to the
requirements and expectations defined by our
regulators. Our Operational Resilience
Framework is integrated with Barclays’
Enterprise Risk Management Framework
(ERMF) and sets the tone from the top. The
Standards are embedded within the Barclays

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	178

Other Governance (continued)
Controls Framework and provide a consistent
approach across the Group.
The Operational Recovery Planning Policy
and Standards drive the identification of the
business services that are most important to
Barclays, its customers, clients and the
markets in which Barclays operates. The
Standards also define requirements for setting
recovery targets, mapping of dependencies,
planning and testing.
Resilience and security are the responsibility
of everyone within the Group. All permanent
employees are required to complete annual
mandatory training on these topics.

Please refer to page 100 for details of
Barclays PLC Board Risk Committee
oversight relating to operational resilience.
Please refer to the 'Material existing and
emerging risks' section in our Risk review on
pages 193 to 194 for further details on cyber
attacks, data management and information
protection.
Please refer to the 'Supervision and
regulation' section in our Risk review
on page 309 for further details on
our regulatory approach to managing
such risks.

Chief Information Security Office
Barclays' Chief Information Security Office
exists to keep the bank, its customers, clients,
and colleagues safe and secure, and to
support the resilience of our operations. It
supports Barclays' ability to operate in a
protected and secure environment, and
actively promotes a culture of security as
everyone's responsibility.
The Group Chief Information Security
Officer (CISO) heads Barclays' Chief
Information Security Office. Barclays’ Group
CISO reports directly to the Group Co-Chief
Operating Officers (members of the Group
Executive Committee). Barclays’ Group
CISO is responsible for assessing and
managing Barclays’ risks from cybersecurity
threats, and overseeing key areas that include
cybersecurity operations (including cyber-
threat intelligence), proactive defence (which
includes penetration testing and vulnerability
management), security architecture and
engineering, cyber posture and assurance
(which includes third-party security
management), data security, and identity and
access management. The Group CISO is also
supported by a team of CISOs and BISOs
(Business Information Security Officers) for
business units, regions and jurisdictions.
Chief Information Security Office leaders
manage Barclays’ cybersecurity activities and
are accountable for the day-to-day
monitoring of residual risk, identification of
gaps, oversight of remedial actions and
implementation of strategy. The Group CISO
has more than 25 years of experience
managing cybersecurity for global financial
institutions, leading large-scale initiatives
across all cybersecurity domains, including
cyber defence, application security,
vulnerability assessment, data protection,
third-party risk, cyber resilience, and security
engineering. The Group CISO and supporting
leadership team collectively have advanced
degrees and senior level experience
managing cybersecurity risks in a variety of
sectors, including those that represent critical
national infrastructure, such as health care,
telecommunications and financial
institutions. They are supported by teams of
subject matter experts and analysts in a
variety of specialisations.
Supporting the delivery of Barclays’ cyber
and information security strategy are multiple
management committees, forums, and
councils, including Cyber Control Councils
for each of the 12 Standards supporting the
Group Information and Cybersecurity Policy
(as more fully described below). These Cyber
Control Standards Councils feed into the
Cybersecurity Risk Category Controls
Forum, the Group Controls Committee, the
Group Risk Committee, and ultimately the
Board Risk Committee. In addition, the
Group Co-Chief Operating Officers hold
business reviews that include management
updates on the status of cybersecurity across
the Group, and a standalone Chief Operating
Office Controls Forum that also escalates to
the Group Controls Committee. Barclays’
Operational Risk and Internal Audit functions
provide independent views of cyber risk
management from second and third line of
defence perspectives.
Barclays assesses its cybersecurity activities
against the industry-recognised National
Institute of Standards and Technology
(NIST) Cybersecurity Framework. Under
Barclays' ERMF, there is an Information and
Cyber Security Policy supported by 12
Standards which define the minimum
requirements for cybersecurity matters across
the Barclays Group.
The Policy is embedded into the Group's
ERMF with Standards to implement
cybersecurity risk management. The
Standards cover the following topics:
Cryptography, Network Security, Security
Configuration, Data Loss Prevention,
Vulnerability Management, Data Security,
Incident Response & Threat Intelligence,
Threat Management, Governance, Identity &
Access Management, Third Party
Information and Cyber Security, and
Application Security.  The Group CISO
approves and is accountable for the
Information and Cyber Security Policy and
associated Standards. As part of our
programme, we periodically assess our
performance against these Standards and
identify areas for improvement and
remediation.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	179

Other Governance (continued)
The Board Risk Committee, within its
oversight of Operational Risk as a principal
risk, is responsible for overseeing risks
arising from cybersecurity threats. In 2025,
the Group CISO provided updates to the
Board Risk Committee about cybersecurity
risks facing the Group. Such updates
addressed topics that included the
cybersecurity threat environment and
ransomware attack preparedness,
measurement of Barclays' risk and control
posture, cybersecurity incident trends and
Barclays' response, plans to improve
Barclays' ability to recover from a material
cyber attack scenario, Barclays’ vulnerability
management, privileged access to Barclays'
systems, and regulatory developments.  In
addition, the Group Co-Chief Operating
Officers provided updates to the Board
detailing the progress being made to
strengthen cybersecurity capabilities and
reduce risk across the organisation as the
threat environment continues to evolve.
Engaging external security consultants to
conduct penetration tests, attack simulations
and other reviews to independently
benchmark Barclays’ cybersecurity
capabilities is an important part of our
cybersecurity programme that allows us to
identify and remediate cybersecurity
weaknesses. In 2025, individual testing
activities were undertaken as part of the Chief
Information Security Office’s threat-led
assurance model to assess Barclays’ cyber
defence capabilities.
Barclays also engages and partners with
third-party security providers on certain
activities such as cyber recovery, software
vulnerability scanning, penetration testing,
distributed denial of service (DDoS) attack
prevention, phishing simulations, third-party
risk management, incident response, threat
intelligence, fraud prevention, and industry
benchmarking.
An important part of Barclays’ security and
cybersecurity environment is its Joint
Operations Centres (JOCs), which operate
24/7 from three globally strategic locations,
linking Barclays’ security professionals and
incident response managers with control
functions and business unit representatives.
The JOCs deliver security responsiveness by
uniting core security functions and providing
a central information and coordination point
for security incident management and
escalation, based on defined severity levels.
During escalating, significant incidents, the
Barclays Crisis Management Team monitors
the response by Incident Management
Teams, Resilience Leads, and others, and will
invoke the relevant Barclays Crisis
Leadership Teams (CLTs) if the severity of
the incident so requires. CLTs are business-
led teams at entity, business unit, and
regional levels that provide strategic
leadership in a crisis, maintain incident
management oversight, and co-ordinate key
decision-making.
To manage security risk from Barclays’ third-
party suppliers, many of which perform
critical services for Barclays' businesses and
handle sensitive Barclays data, we have a set
of contractual Information and Cyber
Security Supplier Control Obligations that
are based on requirements in our internal
Standards. Using our dedicated Third Party
Security Management team’s capabilities, as
well as third-party tooling, we conduct
assurance over our third parties and their
respective suppliers and partners against
those obligations. Activity is structured on a
risk-based approach that prioritises suppliers
that underpin our most important business
services. Identified issues are managed
formally, but we also engage proactively with
third-party suppliers to help them strengthen
their security and resilience posture. To
recognise the risk presented by third-party
suppliers, which are increasingly targeted by
threat actors, we regularly alert third-party
suppliers where we anticipate that they may
be more vulnerable and should take
preventative action.
Notwithstanding such third-party risk
management efforts, Barclays does not have
direct control over the cybersecurity of the
systems of its third parties and their
respective suppliers and partners, limiting the
Group’s ability to effectively protect and
defend against certain threats.
Certifications
Barclays holds four ISO 27001 certifications
(i.e., the international standard on how to
manage information security), the Cyber
Essentials/Cyber Essentials Plus
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
on whether the reported email was suspect or
genuine. Barclays uses metrics to continually
refine its phishing education and training.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	180

Risk review
The management of risk is a critical underpinning to
the execution of Barclays’ strategy. The material risks
and uncertainties the Group faces across its business
and portfolios are key areas of management focus.

		Page	Pillar 3 Report

Risk management strategy Overview of Barclays’ approach to risk management. A detailed overview together with more specific information on policies that the Group determines to be of particular significance in the current operating environment can be found in the Barclays PLC Pillar 3 Report 2025 or at barclays.com	Enterprise Risk Management Framework (ERMF)	182	105
	Segregation of duties – the ‘Three Lines of Defence’ model	182	105
	Principal risks	183	106
	Risk appetite	183	106
	Risk committees	183	108
	Barclays’ risk culture	183	109
	Our Code of Conduct – the Barclays Way	183	110

Material existing and emerging risks Insight into the level of risk across our business and portfolios, the material existing and emerging risks and uncertainties we face and the key areas of management focus.	Material existing and emerging risks potentially impacting more than one principal risk	184	N/A
	Climate risk	190	N/A
	Credit risk	191	N/A
	Market risk	192	N/A
	Treasury and Capital risk	192	N/A
	Liquidity risk	192	N/A
	Capital risk	193	N/A
	Interest rate risk in the banking book (IRRBB)	193	N/A
	Operational risk	193	N/A
	Tax risk	197	N/A
	Model risk	197	N/A
	Compliance risk	198	N/A
	Financial crime risk	198	N/A
	Reputation risk	199	N/A
	Legal risk and legal, competition and regulatory matters	199	N/A

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	181

Risk review (continued)

		Page	Pillar 3 Report

Principal risk management Barclays’ approach to risk management for each principal risk with focus on organisation and structure and roles and responsibilities.	Climate risk management	202	116
	Credit risk management	205	119
	Market risk management	206	156
	Treasury and capital risk management	207	173
	Operational risk management	209	181
	Model risk management	209	186
	Compliance risk management	210	189
	Financial crime risk management	212	191
	Reputation risk management	212	193
	Legal risk management	212	195

Climate risk performance	Carbon-related assets	214	N/A
	Elevated risk sectors	214	N/A
	Financing (capital markets)	217	N/A

Credit risk performance	Credit risk	222	N/A
	Maximum exposure and effects of netting, collateral and risk transfer	224	N/A
	Expected Credit Losses	226	N/A
	Movement in gross exposures and impairment allowance including provisions for loan commitments and financial guarantees (audited)	231	N/A
	Management adjustments to models for impairment (audited)	239	N/A
	Climate risk ECL assessment	242	N/A
	Measurement uncertainty and sensitivity analysis	243	N/A
	Analysis of the concentration of credit risk	252	N/A
	The approach to management and representation of credit quality	254	N/A
	Analysis of specific portfolios and asset types	262	N/A
	Forbearance	265	N/A
	Assets held for sale	268	N/A

Market risk performance	Market risk overview and summary of performance	273	91

Treasury and capital risk performance	Treasury and Capital risk	275	N/A
	Capital risk overview and summary of performance	286	N/A
	Interest rate risk in the banking book	293	N/A

Operational risk performance	Operational risk overview and summary of performance	295	100
	Operational risk profile	295	102

Model risk performance	Model risk overview	298	N/A

Compliance risk performance	Compliance risk overview	298	N/A

Financial Crime risk performance	Financial Crime risk overview	298

Reputation risk performance	Reputation risk overview	299	N/A

Legal risk performance	Legal risk overview	299	N/A

Supervision and regulation		300	N/A

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	182

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
The ERMF sets out:
•principal risks faced by the Group, which
guide the organisation of risk management
processes
•risk appetite requirements. This helps
define the level of risk we are willing to
undertake in our business
•risk management and segregation of duties:
The ERMF defines a Three Lines of
Defence model
•roles and responsibilities for key risk
management and governance: The
accountabilities of the Group CEO, Group
CRO and other senior managers, as well as
an overview of Barclays PLC committees.
The ERMF is complemented by frameworks,
policies and standards which are mainly
aligned to individual principal risks:
•frameworks cover high level principles
guiding the management of principal risks,
and set out details of which policies are
needed, and high level governance
arrangements
•policies set out the control objectives and
high level requirements to address the key
principles articulated in their associated
frameworks. Policies state ‘what’ those
within scope are required to do
•standards set out the detail of the control
requirements to ensure the control
objectives set by the policies are met.

Board Committees

Management Level Committees/Forums
Business Level Committees/Forums

Barclays PLC Board

	Barclays PLC Board Risk Committee	Barclays PLC Board Audit Committee	Barclays PLC Board Remuneration Committee

Barclays Group ExCo	Group Risk Committee		Group Remuneration Review Panel

Barclays Risk Committees (aligned to product/risk type or business)
Segregation of duties – the ‘Three Lines
of Defence’ model
The ERMF sets out a clear lines of defence
model. All colleagues are responsible for
understanding and managing risks within the
context of their individual roles and
responsibilities, as set out below.
•The first line comprises all employees
engaged in the revenue-generating and
client-facing areas of the Group and all
associated support functions, including
Finance, Operations, Treasury and Human
Resources. The first line is responsible for
identifying and managing the risks in
which they are engaged, operating within
applicable limits, and escalating risk
events or issues as appropriate.
Employees in the first line have primary
responsibility for their risks and their
activities are subject to oversight from the
relevant parts of the second and third
lines.
•The second line comprises the Risk and
Compliance functions. The role of the
second line is to establish the limits, rules
and constraints, and the frameworks,
policies and standards under which all
activities shall be performed, consistent
with the risk
•appetite of the Group, and to oversee the
performance of the Group against these
limits, rules and constraints.
•Controls for first line activities will
ordinarily be established by the control
officers operating within the control
framework of the firm. These will remain
subject to oversight by the second line.
•The third line of defence is Internal Audit,
and is responsible for providing
independent assurance over the
effectiveness of governance, risk
management and controls over current,
systemic and evolving risks.
•The Legal function provides support to all
areas of the bank and is not formally part
of any of the three lines of defence, The
Legal function is responsible for
proactively identifying, communicating
and providing legal advice on applicable
laws, rules and regulations. Except in
relation to the legal advice it provides or
procures, it is subject to second line
oversight with respect to its own
operational and compliance risks, as well
as with respect to the legal risk to which
the bank is exposed.
Tesco Bank
On 1 November 2024, the Group completed
the acquisition of Tesco Bank. Following the
acquisition, the Tesco Bank business has
begun to transition across to the Group risk
framework, with dispensations in place for
material divergences from existing Group
policy requirements. Full alignment and
changes to the Tesco Bank risk approach are
part of the wider integration programme and
activities.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	183

Risk management (continued)
Principal risks
The ERMF identifies ten principal risks
namely:  climate risk, credit risk, market risk,
treasury and capital risk, operational risk,
model risk, compliance risk, financial crime,
reputation risk and legal risk. Financial crime
risk was elevated to a principal risk in the
ERMF, effective from 1 January 2025.
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
The committee also commissions regular
updates and in-depth analyses of significant
risk topics, which are presented by business
heads, the Group CRO or senior risk
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
The terms of reference and additional details
on membership and activities for each of the
principal Board committees are available
from the corporate governance section of the
Barclays website at: home.barclays/who-we-
are/our-governance/board-committees/
The GRC is the most senior executive body
responsible for reviewing and monitoring the
risk profile of the Group. This includes
coverage of all principal risks (with the
exception of certain  decisions on matters
impacting reputation risk), and any other
material risks, to which the Group is exposed.
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
The BRC semi-annually reviews and discusses
a report titled ‘Key Risk Themes and
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
This is supported by our Purpose, Values and
Mindset, as well by as by setting a standard of
consistent excellence. Specifically, all
employees regardless of their positions,
functions or locations must play their part in
the Group’s risk management. Employees are
required to be familiar with risk management
policies which are relevant to their
responsibilities, know how to escalate actual
or potential risk issues, and have a role-
appropriate level of awareness of the risk
management process as defined by the ERMF.
Our Code of Conduct – the Barclays Way
Globally, all colleagues must attest to the
‘Barclays Way’, our Code of Conduct, and
comply with all frameworks, policies and
standards applicable to their roles. The Code
of Conduct outlines the Purpose, Values and
Mindset which govern our ‘Barclays Way’ of
working across our business globally. It
constitutes a reference point covering all
aspects of colleagues’ working relationships,
and provides guidance on working with other
Barclays employees, customers and clients,
governments and regulators, business
partners, suppliers, competitors and the
broader community. See home.barclays/our-
sustainability-/sustainability-resource-hub/
statements-and-policy-positions/ for more
details.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	184

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
During 2025, global economic conditions
have been marked by uncertainty driven by a
rapidly developing geopolitical
environment, the impact of US trade
policies, diverging monetary policies,
continued economic slowdown in China and
structural economic issues in the UK and the
EU. Without limitation, the Group has
observed the following macroeconomic risk
themes / trends:
•Limitations on economic output growth,
mostly driven by: (i) tight labour markets
and low productivity growth in the main
western economies; (ii) large fiscal
deficits; and (iii) uncertainty about the
impact of trade policies, export controls
and tariff implementation across the globe
dampening business and consumer
sentiment and economic activity through
constrained consumer spending and
business investment outside of sectors
such as artificial intelligence (AI) and
defence. These factors could lead to
economic stagnation or even recessionary
dynamics across Europe, the UK and the
US which could have a material adverse
effect on the Group's results of operations
and profitability.
•In the US, executive and legislative
initiatives in areas such as trade, foreign
policy, energy, immigration, federal
government spending, regulatory and
institutional change, among others, has
led to uncertainty about the long term net
impact of these factors on the wider
economy and the overall effects on prices,
labour markets, consumer spending,
business sentiment and fiscal balances. A
significant proportion of the Group’s
portfolio is located in the US, including a
major credit card portfolio and a range of
corporate and investment banking
exposures. If the aforementioned factors
have a long term negative impact on
interest rates, inflation, business
performance, employment,
competitiveness and economic output,
this could lead to higher levels of
impairment and/or lower revenues, which
could have a material adverse effect on
the Group's results of operations and
profitability.
•The US administration's approach to
foreign policy and regulatory and
institutional frameworks has departed
from that of previous administrations. The
challenges to the status quo could have
long term impacts on the US and its
trading partners and there is a risk that
this will result in disruption to the long
term standing of the US. A potential
deterioration of the perceived US
exceptionalism that drives demand for US
assets and sustains the USD’s role as a
reserve currency could materialise in
episodes of uncertainty and volatility in
global financial markets that could
negatively impact the business
environments the Group and its clients
operate in.
•The adoption of tariffs and other
protectionist measures and
countermeasures could further complicate
the economic outlook for the EU, China
and other export-driven emerging markets
given their trade surpluses. A worsening
economic outlook for these markets could
have a material adverse effect on the
Group’s business in the affected regions.
•The EU faces a number of structural
challenges and is vulnerable to adverse
geopolitical developments. Key
difficulties for the EU include heavily
indebted governments, a lack of
productivity growth, tight labour markets
and deteriorating demographics. In
addition, some of the EU's key economic
sectors, including automobiles, chemicals
and renewables among others, are under
pressure from competitive imports and
changing trade patterns. Uncertainty
surrounding NATO's future and pressure
to increase spending add to the
vulnerability. A deterioration in these
difficulties could adversely impact the
Group's business in the EU.
•In China, while headline GDP growth in
2025 has been broadly in line with its
target of around 5%, recently released
economic data has shown a weakening
with a continued property market slump
and  a more challenging environment for
its export-driven sectors, while concerns
remain over the longer term risks of
deflation, weak domestic demand and an
ageing demographic, which will all have
led to a more uncertain outlook. The
combination of these risks pressuring the
financial sector and precipitating wider
systemic concerns could affect the
exposures of the Group across global
markets which are subject to contagion
effects.
•The UK, which is the Group's main retail
banking market, faces a number of
structural challenges. While the Labour
government has identified economic
growth as a priority, it has so far remained

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	185

Material existing and emerging risks (continued)
subdued, falling short of market
expectations. Furthermore, the fiscal
position of the UK has remained
challenging and there are risks of further
economic headwinds, such as supply chain
disruptions and trade fragmentation
leading to higher inflation, which could
have a material adverse effect on the
Group's results of operations and
profitability. The long term impact of the
Labour government's fiscal policy could
be detrimental for growth as well as for
business and consumer sentiment, with
risks to the Group's retail and corporate
businesses.
•Weak economic sentiment is also
reflected in the market’s view of UK
assets, widening spreads for UK
government and UK corporate debt,
softening of the housing market and
lowering valuations of UK equities
compared with non-UK peers. This may
have a material adverse impact on the
collateral held by the Group in relation to
its secured lending portfolios and may
result in higher impairments and capital
requirements. The UK stock market in
particular continues to face structural
headwinds, ranging from economic
uncertainty and sectoral concentration to
limited domestic capital deployment and
regulatory constraints, potentially
undermining its competitiveness and
investor appeal, leaving the Group, and its
large UK corporate clients, indirectly
exposed to potential risks relating to
capital access and strategic positioning.
•The loss of ‘the presumption of
conformity’ is widely reported to have
raised costs for UK customers and clients
exporting to the EU as it results in their
products no longer being presumed to be
in line with corresponding EU rules. This,
together with the risk of regulatory
divergence between the UK and the EU
has had, and may continue to have, an
adverse impact on both the Group's EU
and UK operations. Efforts to recalibrate
the relationship between both parties are
ongoing with the first review of the EU–
UK Trade and Cooperation Agreement
(TCA) expected in 2026. The trend for the
EU–UK relationship is shifting from a
minimalist post-Brexit stance toward
structured cooperation on trade, climate,
security, mobility and
regulatory alignment, but risks to
materialisation remain.
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
•A credit rating downgrade for one or
more members of the Group (either
directly or indirectly as a result of a
downgrade in the UK sovereign credit
ratings), which could significantly
increase the Group’s cost of funding and/
or reduce its access to funding, widen
credit spreads and have a material adverse
impact on the Group’s interest margins
and liquidity position; and/or
•A market-wide widening of credit spreads
or reduced investor appetite for the
Group’s debt securities, which could
negatively impact the Group’s cost of
and/or access to funding.
In addition to weak/unfavourable economic
conditions, other risk factors could adversely
affect the business environment in which the
Group operates:
•During 2025, financial markets volatility
and risk of disorderly markets have been
driven by developments in the
technological sector, where the
deployment of AI and high expectations
of returns have led to historic levels of
capital expenditure and equity valuations
on a select few, mostly US, corporations.
Concentration risk and a potential
valuation bubble if reality fails to meet
expectations could lead to strong market
corrections and negative wealth effects,
which in turn, may impact the wider
economy and cause a deterioration in the
business and economic environment.
•Economic activity is largely dependent on
data, technology, networks, infrastructure
and cybersecurity, heightening the risk
and potential impact of service
disruptions, either accidental or driven by
bad actors such as cybercriminals or state
sponsored actors using asymmetric
tactics.
•Financial institutions are often perceived
to have a role in global developments or
events like geopolitical conflicts, climate
change, digitalisation, fraud, money
laundering, and sanctions, which give rise
to reputational risks which are
complicated to navigate.
•Disruptions to global supply chains have
underlined the potential for further
adverse impacts on the markets in which
the Group operates. Further geopolitical
deterioration, particularly in Ukraine, the
Middle East and/or South China Sea, and
trade protectionism related de-coupling of
production chains could also have a
negative impact on the markets in which
the Group operates.
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
and frequency of such changes, particularly
in the Group’s main markets of the UK, the
US and the EU.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	186

Material existing and emerging risks (continued)
Interest rate cuts could put pressure on the
Group’s net interest margins (the difference
between lending income and borrowing
costs) due to either a delay in passthrough or
a smaller passthrough of the interest rate
cuts to customer and client deposits. In that
scenario the maturing structural hedges
(portion maturing as part of the amortising
structure) will be replenished at lower rates
and this could adversely affect the
profitability and prospects of the Group.
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
operations, financial condition and
prospects.
New competitors in the financial services
industry continue to emerge. For example,
technological advances and the growth of e-
commerce have made it possible for non-
banks to offer products and services that
traditionally were banking products such as
electronic securities trading, payments
processing and online automated
algorithmic-based investment advice.
Furthermore, payments processing and other
services could be significantly disrupted by
technologies, such as blockchain (used in
deposit tokenisations and stablecoins) and
'buy now pay later' lending, both of which
have been the subject of significant FCA
initiatives in recent years, with the FCA
starting to regulate ‘buy now pay later’
lending from 15 July 2026. Furthermore, the
introduction of central bank digital
currencies could have a significant impact
on the banking system and the role of
commercial banks by disrupting the current
provision of banking products and services.
This disruption could allow new
competitors, some previously hindered by
banking regulation (such as certain
FinTechs), to provide customers with access
to banking facilities and increase the
disintermediation of banking services.
New technologies and changing consumer
behaviour have previously required, and
could continue to require, the Group to incur
additional costs to modify or adapt its
products or make additional capital
investments in its businesses to attract and
retain clients and customers or to match
products and services offered by its
competitors, including technology
companies. For example, the Group has
continued to take steps to expand its
investment in and to integrate AI
technologies.  Such AI technologies and
services are rapidly evolving, and require
significant investment, including
development and operational costs, to meet
the changing needs and expectations of the
Group’s customers and clients. For related
competition risks refer to c) "New and
emergent technology" in v) Operational Risk
below.
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
The Group’s business is subject to ongoing
regulation and associated regulatory risks,
including the effects of changes in the laws,
regulations, policies, voluntary codes of
practice and interpretations of the foregoing
in the UK, the US, the EU, and the other
markets in which it operates. Many
legislative and regulatory changes that are
relevant to the Group’s business may have
an effect beyond the country in which they
are enacted, either because the Group’s
regulators, which include sectoral regulators
within the banking and finance industries
and legislators in national and supranational
governments deliberately enact laws and/or
regulations with extra-territorial effect or its
global operations mean that the Group gives
effect to local laws and regulations on a
wider basis.
In recent years, regulators and governments
have focused on reforming both the
prudential regulation of the financial
services industry and the ways in which the
business of financial services is conducted.
Measures taken include enhanced capital,
liquidity and funding requirements, the
structural separation or prohibition of certain
activities by banks, changes in the operation
of capital markets activities, the introduction
of tax levies and transaction taxes, changes
in compensation practices, and more
detailed requirements on how business is
conducted and clients and customers are
treated. Governments and regulators in the
UK, the US, the EU or elsewhere may
intervene further in relation to areas of
industry risk and/or regulatory risk already
identified, or in new areas, which could
adversely affect the Group.
Current and anticipated areas of particular
focus for the Group’s regulators, where
regulatory changes could have a material
effect on the Group’s business, financial
condition, results of operations, prospects,
capital, liquidity or funding position, and
reputation, include, but are not limited to:
•the continued focus by regulators,
international bodies, organisations and
unions on how institutions conduct

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	187

Material existing and emerging risks (continued)
business, particularly with regard to the
delivery of fair outcomes for customers
and ensuring the orderly and transparent
operation of global financial markets,
including the FCA’s ongoing consultation
regarding the imposition of a motor
finance customer compensation scheme,
the consumer duty in the UK, and the
FCA’s review of the provision of
financial advice to consumers;
•the implementation of any conduct
measures as a result of regulators’ focus
on and review of organisational culture,
employee behaviour and whistleblowing,
and the UK regulators’ focus on firms’
management of non-financial misconduct
matters;
•the UK regulators’ strategy for and
promotion of competitive markets and
growth, both domestically and
internationally, including an increasing
focus on streamlining and simplifying
regulation;
•following on from the simplification of
the UK listing regime in July 2024 and
the introduction of a new regime for
public offers and admission to trading of
securities in the UK in January 2026, the
reforms to the regulatory frameworks
supporting the wholesale financial
markets, including recent (and expected)
changes to the UK regime for asset
management, changes to the bond and
derivative transparency regime and
potential reforms regarding the quality
and accessibility of bond market data
through the establishment of a
consolidated tape;
•the increasing regulatory expectations and
requirements relating to various aspects of
operational resilience, including an
increasing focus on minimising the
impact of operational disruptions
(including digital operational disruptions
and IT systems failures) on the UK and
EU financial sector, the role of critical
third-party service providers to financial
institutions, and operational incident and
third party reporting requirements;
•the focus globally on technology adoption
and digital delivery, including the use of
AI, digital assets and digital money
(including central bank digital
currencies), payments and related
infrastructure, and cybersecurity. This
also includes the introduction of new and/
or enhanced laws and/or regulatory
standards in these areas, underpinned by
customer protection principles, and
actions by regulators that are designed to
support the use of AI in the financial
sector;
•the continued evolution of the UK’s
regulatory framework following the UK's
withdrawal from the EU, particularly
following the implementation of the
Financial Services and Markets Act 2023
(FSMA 2023) which provides for the
ongoing revocation and repeal of
assimilated law relating to financial
services and, where relevant, its
replacement with rules enacted (or to be
enacted) by UK regulators, as well as any
areas of divergence between the UK and
EU regulatory regimes;
•the harmonisation of EU market access
for non-EU banks, which will limit the
Barclays Bank Group’s ability to service
EU customers from the UK going
forward;
•the implementation of the reforms to the
finalisation of the Basel III package,
which includes changes to the RWA
approaches to credit risk, market risk,
counterparty risk, operational risk and
credit valuation adjustments risk,
implementation of the fundamental
review of the trading book (FRTB)
proposals, the application of input and
output floors and the leverage ratio, as
well as reforms to other aspects of
prudential regulation, including the large
exposures framework, and amendments to
the Bank of England’s approach to setting
a minimum requirement for own funds
and eligible liabilities (MREL);
•the review of regulation of the US
banking sector under the current US
administration, including easing capital
requirements or other prudential
requirements;
•the review of regulation of the EU
financial sector with a view to enhancing
competitiveness of EU banks in
particular, which will likely include the
easing of regulatory burdens and capital
requirements, simplification of
regulations and an enhanced supervisory
role for the European Supervisory
Authorities;
•greater monitoring of, and
implementation of policies to address
capital requirements, liquidity risk, and
credit risk management and continuing
focus on review and assurance activities,
reporting methodology and data quality in
relation to these prudential requirements;
•increasing regulatory expectations of
firms around governance and risk
management frameworks, particularly for
the management of climate change and other
sustainability-related risks, enhanced
sustainability disclosure and reporting
obligations, corporate sustainability due
diligence obligations, anti-greenwashing
rules and requirements to develop and
disclose a climate transition plan, as well as
reactions to such initiatives, including taking
a different or opposing stance in relation to
legislation and rules related to sustainability,
and jurisdictional divergence, potentially
leading to conflict between initiatives;
•the incorporation of climate change
considerations, including transition risks
in particular, within the global prudential
framework;
•the operation of, and recent and
prospective reforms to, the UK ring-
fencing regime, which requires, among
other things, the separation of the retail
and SME deposit-taking activities of UK
banks from wholesale and investment
banking operations into a legally distinct,
operationally separate and economically
independent entity (i.e., a ‘ring-fenced’
bank), which is not permitted to undertake
a range of activities;
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
•the reform to corporate criminal liability
in the Economic Crime and Corporate
Transparency Act 2023 in the UK, which
also introduced a failure to prevent fraud
offence from September 2025, and
prospective amendments to further
expand the scope of corporate
criminal liability;
•the application and enforcement of
economic sanctions, including those with
extra-territorial effect and those arising
from geopolitical tensions;
•individual operating entities within the
Barclays Group may be required to
comply with additional regulatory

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	188

Material existing and emerging risks (continued)
requirements in order to facilitate the
Barclays Group’s resolution planning;
•continuing regulatory focus on data
privacy, including the processing of
personal data, safeguards against
unauthorised or improper access or
disclosure, adherence to cookie and
cookie banner compliance, and the use of
personal data in AI systems;
•continuing regulatory focus on policies
and procedures for identifying and
managing cybersecurity risks,
cybersecurity governance and the
corresponding disclosure and reporting
obligations;
•ongoing requirements to allocate and
monitor management accountability
within the Group (for example, the
requirements of the Senior Managers and
Certification Regime in the UK and
similar regimes elsewhere that are either
in effect, are due to come into effect in the
future or are under consideration,
including new rules in the EU applicable
to appointing senior managers), as well as
requirements relating to executive
remuneration and, separately, potential
reforms to the UK’s SMCR; and
•continuing regulatory focus on the
effectiveness of internal systems and
controls and risk management
frameworks.

For further details on the regulatory supervision of, and regulations applicable to, the Group, refer to the Supervision and regulation section on page 300.

v) Change delivery and execution risks
The Group constantly adapts and transforms
the way it conducts business in response to
changing customer behaviour and needs,
technological developments, regulatory
expectations, increased competition and cost
management initiatives. The Group’s
strategy is focused on a plan to become
simpler, better and more balanced. This
strategy is intended to enable the Group to
improve its customer service, provide more
support to consumers and businesses, deliver
higher quality income growth and build
returns.
Accordingly, effective management of
transformation projects is required to
successfully deliver the Group's strategic
priorities, involving delivering on both
externally driven programmes and key
business initiatives to deliver revenue
growth, product enhancement and
operational efficiency outcomes. The
magnitude, complexity and, at times,
concurrent demands of the projects required
to meet these priorities can result in
heightened execution risk.
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
development. The Group may face
challenges from changing circumstances and
external factors which are beyond the
Group’s control, including the rapid growth
of energy demand, lingering geopolitical
uncertainty, and the lack of policy
consistency between, and within,
jurisdictions. Achieving the Group's climate-
related ambitions and targets will also
depend on a number of factors outside the
Group's control, including reliable forecasts
of hazards from physical climate models and
availability of data / models to measure /
assess climate impact on clients. The
pathway to net zero is uncertain, complex
and dependent on progress in various areas
such as advances in low-carbon
technologies, progress by clients towards
their own net zero goals, and supportive
public policies in markets where the Group
operates. If there is a lack of progress in the
aforementioned areas, the Group may fail to
achieve its climate related ambitions and
targets, and this could have a material
adverse effect on the Group’s business,
operations, financial condition, prospects
and reputation.
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

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	189

Material existing and emerging risks (continued)
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
viii) M&A and strategic initiatives
The Group may, from time to time, pursue
acquisitions, disposals or other strategic
initiatives which could subject it to a variety
of risks and uncertainties.
In connection with acquisitions, actual
results associated with acquired businesses
may differ from the anticipated results,
including with respect to: (i) overall future
performance of the assets and liabilities
acquired and the ability to capitalise on
anticipated growth opportunities; (ii) level of
integration achieved, and the cost and timing
of any integration and the resulting ability to
realise expected synergies; (iii) failure to
retain key employees, customers and
suppliers of the acquired business (iv) cost
and timing to achieve separation from any
legacy businesses; and (v) the extent to
which contingent risks arise in the acquired
business.
In connection with disposals, the Group may
be required to continue to provide
transitional services to the transferred
business for a period of time.
In respect of transactions announced but not
yet completed, it may be necessary to obtain
regulatory and other approvals, or satisfy
other conditions, before completion can
occur, and there can be no assurance that
such approvals will be obtained or such
conditions satisfied (either at all or on terms
which are acceptable to the Group).
Transactions that are announced may be
subject to lengthy delays or may not proceed
to completion.
Strategic activity of this nature is time-
consuming and could produce unforeseen
regulatory or operating difficulties, cause the
Group to incur additional expenses or
require incremental financial, capital,
management and other resources. The Group
may also be exposed to post-transactional
contractual claims in connection with
acquisitions, disposals or other strategic
activity.
Any of these risks could result in a failure to
realise the anticipated benefits of any such
strategic activity, or otherwise have a
material adverse effect on the Group’s
results of operations, financial conditions
and prospects.
ix) Card Partnerships
The Group maintains several co-branded
credit cards and credit card partnership
agreements in the US and the UK. Such
arrangements are a means of reaching new
customers and expanding brand reach, but
there is significant competition among card
issuers for these relationships. A
deterioration in or failure to maintain these
credit card relationships with co-brand
partners, including non-renewal of contracts
with existing partners, early termination of
partnership arrangements due to a
contractual breach and changes in consumer
behaviour regarding spending patterns,
could have a negative impact on the Group’s
business, results of operations, financial
condition and prospects.
x) Evolving landscape with respect to
artificial intelligence (including
generative and agentic artificial
intelligence) (AI) and machine learning
technologies
The use of rapidly evolving technologies
such as AI, by the Group and its third-party
service providers, while presenting
significant benefits, can also present risks
and challenges to the Group’s business. Use
of AI (and particularly the growing use of
agentic AI) may expose the Group to
liability, reputational harm, regulatory
actions and threats of litigation, particularly
if such technology produces errors or
hallucinations, or results in output that is
biased, harmful, discriminatory or that
infringes the intellectual property or data
privacy rights of third parties, or otherwise if
such technology does not function as
intended.
The use of AI by the Group’s third-party
service providers in their business activities,
whether or not disclosed or known to the
Group, could also expose the Group to risks.
While the Group believes it conducts
appropriate diligence prior to onboarding
third-party service providers, the failure of
one or more such service provider to meet
the Group’s expectations may have an
adverse effect on the Group’s operations or
financial condition, result in legal or
regulatory violations, jeopardise the Group’s
intellectual property rights, cause the Group
to be in breach of its contracts or give rise to
issues pertaining to data privacy and data
protection. This may arise as a result of a
service provider, including by use of AI
tools in contravention of agreements with
the Group, inputting the Group’s
confidential or proprietary information into
AI tools, sourcing data for development,
training or fine-tuning of the tool from
unlawful sources or in an otherwise
unlawful manner or implementing the roll-

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	190

Material existing and emerging risks (continued)
out of new AI tools or functionalities
without the Group’s approval. See “supplier
exposure” for more information regarding
risks arising with respect to suppliers.
In addition, laws and regulations focused on
the use and provision of AI technologies
may impose certain obligations on the
Group. For example, emerging AI
regulations may require the Group to
conduct complex impact assessments, risk
evaluations or other compliance reviews
prior to deploying AI tools for certain high-
risk applications, including automated
decision-making that affects individuals.
Such assessments can be resource-intensive,
time-consuming and may require input from
third party specialist advisers. Any failure to
conduct these assessments properly, or at all,
could result in regulatory enforcement
action, monetary penalties, mandatory
cessation of AI system usage, litigation and
potential liability, as well as other adverse
consequences. Furthermore, the regulatory
framework for AI continues to evolve and is
largely unsettled and fast-moving to varying
extents in the jurisdictions in which the
Group operates. Uncertainty in the legal
regulatory regime relating to AI may require
significant resources to modify and maintain
business practices to comply with laws, the
nature of which cannot be determined at this
time.
Several jurisdictions around the globe,
including Europe and certain U.S. states,
have already proposed or enacted laws
governing AI. For example, the EU
Artificial Intelligence Act (the “EU AI
Act”), which came into force on 1 August
2024, will generally become fully applicable
after a two-year transitional period, with
certain obligations taking effect at an earlier
or later time. The EU AI Act introduces
various requirements for AI systems and
models placed on the market or put into
service in the EU, including specific
transparency and other requirements for
general purpose AI systems and the models
on which they are based. In the US, while
the White House signed an Executive Order
Removing Barriers to American Leadership
in Artificial Intelligence which prioritises
deregulation, several states are considering
enacting or have already enacted regulations
concerning the use of artificial intelligence
technologies.
These include the California Transparency
in Frontier Artificial Intelligence Act, the
Utah Artificial Intelligence Consumer
Protection Amendments, the updated
California Consumer Privacy Act
regulations (which came into effect 1
January 2026) and the Colorado Consumer
Protections for Artificial Intelligence Act
(effective 30 June 2026). While the UK does
not currently have in place any general
statutory regulation of AI, some form of
regulation is anticipated, although its content
and timing is currently uncertain.
Other jurisdictions may decide to adopt
similar or more restrictive legislation that
may render the use of such technologies
challenging or risky. Divergence in
legislation and regulatory approach across
jurisdictions may make it harder for the
Group to conduct its business using AI, lead
to regulatory fines or penalties, require the
Group to change its product offerings or
business practices, or limit the Group’s use
of AI. If the Group's use of AI  is restricted,
it could lead to business disruption and the
Group’s business may be less efficient or
may be at a competitive disadvantage.
Replacement of these technologies with
compliant alternatives could require
substantial capital expenditures or lead to a
loss of proprietary data or historical
optimisation. Additionally, if new
regulations substantially restrict the Group's
usage of AI to drive business efficiencies,
the Group could face significantly higher
operating costs to re-hire personnel or obtain
third-party support to perform tasks
previously handled by automated systems,
requiring costly and time-intensive
recruitment, training or outsourcing
arrangements. Moreover, the Group’s
failure, or perceived failure, to comply fully
with developing  laws and regulations
relating to AI or machine learning
technologies, or meet evolving and varied
stakeholder expectations and industry
standards, could harm the Group’s business,
reputation, financial condition, and operating
results.
See “Processing errors” and “Model risk”
for more information regarding the potential
consequences of integrating AI into the
Group’s product or service offerings, “Data
management, information protection and
AI” for more information relating to risks
relating to data protection and compliance
with existing and future laws and
regulations, and “Cyber attacks” for more
information on the cybersecurity risks
relating to AI technologies.
Material existing and emerging
risks impacting individual
principal risks
i) Climate risk
Climate risk is the risk of financial losses
arising from climate change, through
physical risks and risks associated with
transitioning to a lower carbon economy.
Climate risk is a principal risk under
Barclays’ ERMF. The Climate Risk Policy
focuses on managing the impacts of climate
change across the Group's financial and
operational risk categories as defined in the
Climate Risk Framework. Climate risk may
also drive non-financial risks such as
reputational and legal risk, which continue
to be managed under their respective risk
frameworks.
Physical risks, such as acute weather events
(e.g. cyclones, hurricanes and floods) and
long-term climate pattern shifts (e.g.
droughts, temperature and precipitation
levels), can lead to damage to fixed assets,
operational disruptions, changes in
production outputs and increased costs
(among other things).
A transition to a low-carbon economy
requires policy and regulatory changes,
technological innovations, and reshaped
consumer behaviour and market sentiment.
This can lead to transition risks from
increased costs and reduced revenues.
The potential impacts of both physical and
transition risks on the economy may include
lower GDP growth, higher unemployment,
shortage of raw materials and products,
supply chain disruptions, significant
fluctuations in prices of assets (such as in the
real estate sector), and shifting demands for
goods and services. These impacts could
subsequently affect the business model and
profitability of both the Group and its
clients. There is significant uncertainty
surrounding the timeframes in which both
these physical and transition risks may
manifest, adding further challenges to the
Group in assessing, quantifying and
managing the risks associated with climate
change within its downstream financed
portfolios. Additionally, divergence in
climate policies and regulatory standards
across different jurisdictions may lead to
inconsistencies in reporting, risk assessment
methodologies and compliance
requirements, making it challenging for the
Group to adopt a unified approach to
managing climate risk and meeting
regulatory obligations.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	191

Material existing and emerging risks (continued)
This fragmentation increases operational
complexity and the cost of compliance, and
undermines the Group’s ability to effectively
manage climate risks, including transition
risks associated with high-emitting clients.
In 2025, mounting evidence pointed to a rise
in physical risks, with acute events such as
wildfires, droughts, and flash floods
affecting multiple geographies globally. The
UK experienced its hottest summer on
record, with temperatures exceeding the
long-term average by 1.5°C. In the US, the
number of wildfires reported by the National
Interagency Fire Centre surpassed the 10-
year average, while proposed reforms to the
Federal Emergency Management Agency
(FEMA) raised concerns about future
disaster recovery capacity. There is also
evidence of chronic physical risks
materialising, with the Met Office’s annual
State of the UK Climate Report confirming
that temperature and rainfall extremes are
becoming more prevalent. The
intensification of physical risks could
increase risks in the Group’s portfolios (e.g.
UK mortgage portfolio) and also damage the
Group’s facilities and infrastructure, leading
to a potential adverse impact on
its financial position.
The Group recognises climate risk as an
amplifier of existing risk categories, exerting
influence across multiple principal risk types
and heightening their severity. The Group’s
wholesale credit corporate clients that are
most exposed to climate-related risks—
particularly those operating in high-emitting
sectors with limited transition preparedness
—are likely to experience operational and
financial challenges. Such vulnerabilities
can lead to a deterioration in
creditworthiness, thereby increasing credit
risk within the Group’s portfolios. In
addition, both physical and transition risk
drivers have the potential to trigger price
shocks, devalue market instruments, prompt
deposit outflows, and erode the value of
sovereign bonds. These developments could
adversely impact the Group’s liquidity
position and capital buffers, while also
necessitating adjustments to funding
strategies and capital planning requirements.
The Group’s Risk Register process reflects
the potential effects of climate risk drivers
on the Group’s principal risks and its
portfolios. Based on the 2025 assessment,
climate risk is assessed as having a higher
materiality rating within the Group Risk
Register for Credit Risk and Treasury &
Capital Risk than across other principal
risk categories.
The Group may face difficulties from
changing circumstances and external factors
which are beyond the Group’s control,
which can provide challenges to the Group
in meeting its climate-related ambitions and
targets. These difficulties include
geopolitical issues, energy security and other
considerations such as policy environment,
technological advancements and market
dynamics  for a low-carbon economy. The
pathway to net zero is uncertain, complex
and dependent on progress in various areas
such as advances in low-carbon
technologies, collective action by clients to
meet their own climate goals and supportive
government policies in markets where the
Group operates. Furthermore, the Group’s
business and operations have been, and may
continue to be, adversely impacted by the
perception that its response to climate
change is ineffective, insufficient, or
otherwise inappropriate, which could result
in potential adverse impacts on its financial
position.

For further information on Barclays approach to climate change, refer to the Climate Risk Management Section

ii) Credit risk
Credit risk is the risk of loss to the Group
from the failure of clients, customers or
counterparties, including sovereigns, to fully
honour their obligations to the Group,
including the whole and timely payment of
principal, interest, collateral, and other
receivables. Credit risk is impacted by a
number of factors outside the Group’s
control, including wider economic
conditions.
a) Impairment
Impairment is calculated in line with the
requirements of IFRS9. Loss allowances,
based on ECLs, are measured on a forward-
looking basis using a broad range of
financial metrics and application of complex
judgements. Accordingly, impairment
charges are potentially volatile and may not
successfully predict actual credit losses,
particularly under stressed conditions.
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
•Consumer affordability: higher inflation
and higher interest rates could increase the
cost of living and negatively impact a
customer’s ability to service debt
payments, leading to increased arrears in
both unsecured and secured products. The
risk is further heightened with uncertainty
around global fiscal policy including
tariffs and sovereign debt which could
increase inflation and weaken economic
growth. Additionally, there is potential US
consumer credit weakness from all time
high consumer debt and student loan debt
which could strain consumer affordability,
leading to higher arrears and ECLs.
•UK Retail, Hospitality and Leisure: the
continuing cost of living pressures, falling
consumer confidence, or other
macroeconomic factors adversely affecting
consumers could trigger a contraction in
demand which, together with rising
business costs including from taxes, would
add pressure to sectors heavily reliant on
consumer discretionary spending. This
represents a potential risk in the Group’s
UK corporate portfolio as a higher
probability of default exists for retailers,
hospitality and leisure providers and their
landlords while these pressures remain.
•Real Estate: UK property represents a
significant portion of the Group's overall
retail credit exposure. The  Group remains
at risk of increased impairment from a
material fall in property prices. The impact
of affordability shocks as customers
switch from lower to higher rates has
continued to decrease during 2025 and
arrears rates have stabilised. Any future
increase in interest rates, however, would
likely lead to an increase in missed
payments and reduction in market demand
which would put downward pressure on
property prices and, in turn, impact the
Group’s impairment and capital position.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	192

Material existing and emerging risks (continued)
Furthermore, certain segments of the
housing market could be subject to
specific valuation impacts (for example,
properties within the residential loan
portfolio may be exposed to physical or
transition climate risks). The Group’s
corporate exposure is conservatively
positioned with low loan-to-value ratios
but remains vulnerable to a weak
commercial real estate  market. Landlords
serving business tenants whose income is
based on discretionary consumer spending
are also at risk from reduced rent
collection.
•Leveraged Finance Underwriting: the
Group takes on non-investment grade
underwriting exposures, including single
name risk, particularly in the US and the
UK. The market environment has
remained constructive and highly
competitive in 2025, despite geopolitical
tensions and concern around the impact of
tariffs.
•Oil & Gas sector: In the short term, the
sector is vulnerable to geopolitical shifts
impacting supply and demand. In the
longer term, costs associated with the
transition to renewable sources of energy
may place greater financial demands on oil
and gas companies.
•Information Technology: companies may
struggle to monetise their technology
offerings, including usage of AI or
alternatively,  may find their offerings
disrupted by other emerging new
technology. The Group’s clients also face
heightened risk from data security
breaches and ransomware and/or cyber
attacks as well as from the malicious use
of AI, all of which could negatively impact
their ability to service debt obligations.
•Sovereign wholesale exposure: the Group
is exposed to sovereigns with sovereign
debt to GDP ratios above 100% with low
economic growth. Failure to reduce public
spending could cause debt levels to
become unmanageable and damage
investor confidence, potentially delaying
economic recovery which, in turn, could
materially adversely affect the Group's
results of operations including, but not
limited to, increased credit losses.
•Private Credit: the private credit industry
operates largely outside of the traditional
banking system and public markets, and is
characterised by risks associated with the
use of leverage, illiquid investments,
structural complexity and limited
disclosure.
As a result, certain other risks to which
the Group is exposed may be amplified by
its activities in the private credit sector. In
addition, due to the interconnectedness
between private credit and other areas of
economic activity and second order losses
resulting from private credit exposure,
private credit presents a risk to financial
system stability.
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
Impact to the creditworthiness of the
Group's clients, customers and
counterparties (particularly in high carbon
sectors), can also arise out of climate-related
legal actions or investigations commenced
against the Group's clients, customers and
counterparties (particularly in high carbon
sectors), where outcomes of such actions
have material financial impacts, which can
in turn increase credit risk within Group
portfolios.

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
Economic and financial market uncertainties
remain elevated, amid ongoing  geopolitical
conflicts, shifting trade policies, and
persistent inflationary pressures. A disruptive
transition to lower interest rate levels,
deteriorating trade, and intensifying
geopolitical tensions could heighten market
risks for the Group’s portfolios.
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
This could cause the Group to fail to meet
regulatory and/or internal liquidity
requirements, make repayments of principal
or interest as they fall due or to support day-
to-day business activities. Key liquidity risks
that the Group faces include:
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

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	193

Material existing and emerging risks (continued)
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
Key capital risks that the Group faces
include:
•Failure to meet prudential capital
requirements: this could lead to the
Group being unable to support some or all
of its business activities, a failure to pass
regulatory stress tests, increased cost of
funding due to deterioration in investor
appetite and / or credit ratings and
restrictions on distributions (including in
respect of its shares and/or additional tier
1 instruments), leading to an inability to
comply with the Group's distribution
policy and/or the need to take additional
measures to strengthen the Group’s
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
expectations.
c) Interest rate risk in the banking book
Interest rate risk in the banking book is the
risk that the Group is exposed to capital or
income volatility because of a mismatch
between the interest rate exposures of its
(non-traded) assets and liabilities. This also
includes credit spread risk in the banking
book, the risk that the Group is exposed to
capital or income volatility because of
changes in credit spreads on its (non-traded)
assets and liabilities. The Group’s hedging
programmes for interest rate risk in the
banking book rely on behavioural
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
a) Operational resilience
The Group functions in a highly competitive
market, with customers and clients that
expect consistent and smooth business
processes. The loss of or disruption to
business processing is a material inherent
risk within the Group and across the
financial services industry, which has
impacted the Group in the past and may
continue to impact the Group in the future,
whether arising through failures in the
Group’s technology systems, cyber and/or
data integrity disruptions, unavailability of
services supplied by third parties, or
unavailability of personnel and premises.
A challenge for the Group, as for all
companies, is the ability to recover from and
remain within impact tolerance for a
pervasive cyber attack which impacts a
number of applications, data and
infrastructure services, or a third party.
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
b) Cyber attacks
Cyber attacks continue to be a global threat
inherent across all industries, with the
number and severity of attacks continuing to
rise. The financial sector remains a primary
target for cybercriminals, hostile nation
states (including nation-state-sponsored
groups), opportunists and hacktivists. The
Group experiences numerous attempts to
compromise its cybersecurity protections. In
2025, cybersecurity incidents experienced
by the Group included phishing and cyber
incidents within our supply chain.
The Group cannot provide absolute security
against cyber attacks. Malicious actors, who
are increasingly sophisticated in their

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	194

Material existing and emerging risks (continued)
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
Additionally, the Group's deployment of
agentic AI with access to systems, data and
third-party tools creates an expanded attack
surface for cyber attacks, as threat actors
may exploit inadequate permissioning
controls to manipulate agents into executing
unauthorised actions, accessing sensitive
information or initiating malicious
transactions beyond their intended scope,
and the autonomous nature of these systems
may enable attackers to conduct multi-step
attacks that evade traditional security
controls before detection occurs.
Cyber attacks can originate from a wide
variety of sources and target the Group in
numerous ways, including via the Group's
networks, systems, applications, devices, or
parties such as service providers and other
suppliers, counterparties, employees,
contractors, customers or clients, presenting
the Group with a vast and complex defence
perimeter.
Moreover, the Group does not have direct
control over the cybersecurity of the systems
of its clients, customers, counterparties and
third-party service providers and suppliers,
limiting the Group’s ability to effectively
protect and defend against certain threats.
Some of the Group’s third-party service
providers and suppliers have experienced
successful attempts to compromise their
cybersecurity. These have included incidents
resulting in the compromise of the Group's
data and ransomware attacks that disrupted
service providers’ or suppliers’ operations
and, in some cases, have had impacts on the
Group's operations. Such cyber attacks are
likely to continue. Many of the Group's'
agreements with third parties include
liability or indemnification provisions, but
the Group may not be able to recover
sufficiently, or at all, under these provisions
to adequately offset any losses or other
adverse impacts the Group may incur from
third party incidents.
Inadequacies in, or failures in the adherence
to, the Group's cybersecurity policies,
procedures or controls; failure to keep pace
with evolving technology; instances of
employee negligence, recklessness,
malfeasance, poor password management, or
susceptibility to social engineering;
misconfigurations in technology and
security infrastructure; authentication and
access management lapses; imperfect
control frameworks or operational
effectiveness; and human, governance or
technological error could also compromise
the Group’s ability to successfully prevent
and defend against cyber attacks.
Furthermore, certain legacy technologies
that are at or approaching end-of-life may
not be able to maintain acceptable levels of
security.
The Group's assessment of its cybersecurity
risk reflects an elevated cybersecurity risk
profile due to factors such as the onset of AI,
which may be used to facilitate increasingly
sophisticated attacks including AI-enabled
social engineering; ongoing work to address
areas in need of enhancement identified
through cybersecurity testing; bad actors’
increasing ability to elude our defences and
take advantage of customer and employee
behaviours in novel ways; and geopolitical
events that could impact the Group directly,
or indirectly through its critical suppliers or
national infrastructure.
Certain cybersecurity risks to the Group may
be unknown to management and therefore
not fully accounted for in the Group's
cybersecurity assessments, strategy and
programme priorities.
The Group uses targeted external
independent reviews to help ensure that the
Group's assessment of cybersecurity risk is
comprehensive and dynamic, and the Group
continues to implement enhancements
identified through previous cybersecurity
testing and reviews.
Common types of cyber attacks include
deployment of malware to obtain covert
access to systems and data; ransomware
attacks that render systems and data
unavailable through encryption and attempts
to leverage business interruption or stolen
data for extortion; novel or zero-day exploits;
denial of service and distributed denial of
service attacks; infiltration via business email
compromise; social engineering, including
phishing, vishing and smishing; automated
attacks using botnets; third-party customer,
vendor, service provider and supplier account
takeover; malicious activity facilitated by an
insider; and credential validation or stuffing
attacks using login and password pairs from
unrelated breaches. A successful cyber attack
of any type has the potential to cause serious
harm to the Group or its clients and
customers, including exposure to potential
contractual liability, claims, litigation,
regulatory or other government action, loss of
existing or potential customers, damage to
the Group’s brand and reputation, and other
financial loss. The impact of a successful
cyber attack is also likely to include
operational consequences (such as
unavailability of services, networks, systems,
devices or data), remediation of which could
come at significant cost.
While the Group maintains insurance
coverage that may, subject to relevant
retentions, cover certain types of losses
related to cybersecurity incidents, such
insurance coverage may be insufficient to
cover all losses and may not take into
account potential loss of business or other
financial harm.
A successful cyber attack may result in
significant fines and penalties to the Group.
In addition, any new regulatory measures
introduced to mitigate these risks are likely
to result in increased technology and
compliance costs for the Group.

For further details on the Group’s approach to
cyber attacks, see the operational risk
performance section. For further details on
cybersecurity regulation applicable to the
Group, refer to the Supervision and
regulation section.

c) New and emergent technology
Technology is fundamental to the Group’s
business and the financial services industry.
Technological advancements present
opportunities to develop new and innovative
ways of doing business across the Group,
with new solutions being developed both in-
house and in association with third party
companies.
The rapid development in AI is an area of
technological advancement that the Group is
monitoring closely. This includes the
identification of potential use cases for
responsible adoption of AI in the Group’s
own operations as well as managing the
salient risks and other threats third party
usage of AI may pose, including with
respect to intellectual property ownership
and infringement, cybersecurity, antitrust
and fraud. For example, the Group may be
unable to protect certain materials created
using AI technologies with copyrights or
patents given the position of courts and
intellectual property offices in the US and in
some other jurisdictions on the need for a
certain level of human inventorship.
Additionally, inventions or works of
authorship created using AI technologies
may be based on, rely on, or contain

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	195

Material existing and emerging risks (continued)
materials that were used in the training of
such technologies and which are subject to
third-party intellectual property rights.
This could expose the Group  to claims of
intellectual property infringement or
misappropriation. Other related risks include
exposure to open-source software risks when
using AI-based coding tools (that have been
developed using vast amounts of open-
source software) to write software. The use
of copyrighted materials in AI and machine
learning technology has not been fully
interpreted by courts, creating additional
uncertainty regarding potential intellectual
property risks.
In addition, while AI can present significant
benefits, it also presents significant and
evolving risks and challenges to the Group's
business, such as those related to algorithmic
fairness, data life-cycle management, data
ethics, data privacy and security and records
management (e.g. the risks arising from any
failure to appropriately identify and retain
prompts, logs, outputs and intermediate
artefacts from an AI process in accordance
with business needs, as set out in the
applicable retention schedule, and data
protection laws). AI also poses data
sourcing, technology integration and process
issues and programme bias in decision-
making algorithms. Any of these risks could
impair the adoption and acceptance of AI
and result in regulatory investigations or
actions, litigation, client dissatisfaction,
reputational harm and adverse effects on its
business and financial condition. These risks
may be more significant for certain AI tools
(for example, agentic AI has the potential to
exacerbate certain risks, such as those
relating to data privacy and security, due to
its autonomous nature) or if AI is deployed
in an uncoordinated but widespread way
within the Group (particularly relating to the
use of AI agents).
If the output from AI in the Group's
products, systems or solutions is deemed to
be inaccurate or questionable, or if the use of
AI does not operate as anticipated or
perform as promised (including in relation to
confidential information and personal data),
the  Group may be exposed to additional
liability, reputational harm, potential
regulatory enforcement and threats of
litigation, as further described at “Evolving
landscape with respect to artificial
intelligence (including generative and
agentic artificial intelligence) (AI) and
machine learning technologies,” “Model
risk” and “Data management, information
protection and AI”.
Alongside those risks associated with the
deployment of AI, risks could also arise
from decisions not to deploy the technology.
As the adoption of AI quickens, risks arising
from competition with the Group's peers are
intensified. Any failures to adequately
leverage AI technologies, or the adoption of
an overly conservative approach to AI
implementation, could cause the Group to
miss significant business opportunities, fall
behind competitors, and adversely affect its
growth prospects and financial performance.
Pressure to recruit personnel with specific
AI-based skill sets and to upskill existing
employees in this context may give rise to
significant costs and/or may be difficult to
sustain, and such steps do not necessarily
mitigate these risks from competitors.
d) Fraud
The nature of fraud is wide-ranging and
continues to evolve, as criminals seek
opportunities to target the Group’s business
activities and exploit changes in customer
behaviour, product and channel use (such as
the increased use of digital products and
enhanced online services). Fraud attacks
vary, can be highly sophisticated (e.g.
leveraging deepfake and automation
capabilities), and be orchestrated by
organised crime groups or individuals.
Bad actors use various techniques to target
customers and colleagues directly (i.e. third
party fraud) or the Group directly (i.e. first
party fraud such as, for example,
intentionally providing false information to
Barclays for personal gain). Authorised Push
Payment (APP) scams are a growing fraud
type where customers are deceived to
transfer funds from their accounts to bad
actors. Fraud can also be committed by one
or more employees and workers of an entity
(i.e. internal fraud) or may manifest as
unauthorised trading fraud. The impact from
fraud can lead to customer harm, financial
losses to both the Group  and its customers,
loss of business, missed business
opportunities, and reputational damage, all
of which could have a material adverse
impact on the Group’s business, results of
operations, financial condition, and
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
This data could relate to: (i) the Group’s
clients, customers, prospective clients and
customers and their employees; (ii) clients
and customers of the Group’s clients and
customers and their employees; (iii) the
Group’s suppliers, counterparties and other
external parties, and their employees; and
(iv) the Group’s employees and prospective
employees.
This data may also be held and processed for
the Group by third-party vendors, partners,
or suppliers which therefore exposes the
Group to risks from vulnerabilities and non-
compliance in its supply chain.
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
customers.
Any of these events could damage the
Group’s reputation, subject the Group to
material fines or other monetary penalties,

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	196

Material existing and emerging risks (continued)
make the Group liable for the payment of
compensatory damages, divert
management's time and attention, lead to
enhanced regulatory oversight and otherwise
materially adversely affect its business,
results of operations, financial condition and
prospects.
Further, there is increased risk of
inadvertent disclosure of confidential
information or personal information in
connection with the utilisation of AI
technologies, whether through AI model
errors, data breaches, or other
vulnerabilities, which may also result in
stronger regulatory scrutiny, leading to legal
and regulatory investigations and
enforcement actions that could negatively
impact the Group’s business, even if
unfounded. AI technologies are highly reliant
on the collection and analysis of large
amounts of data, which may be overbroad,
insufficient, or contain biased, inaccurate or
incomplete information.
There often exists a lack of transparency
regarding the sources of data (including
personal data) used to train or develop AI
technologies or how inputs are converted to
outputs and the Group may not be able to fully
validate this process and its accuracy
(particularly where it is part of a complex,
multi-step process and inaccurate or
incomplete information may be compounded
across many steps, such as in agentic AI
systems). This could result in outputs that
include or are derived from inaccurate,
incomplete or erroneous information, or that
include AI bias, AI hallucinations, harmful
content, discrimination, violation of privacy
law or intellectual property infringement or
misappropriation. Additionally, if the AI
model in a tool used by the Group has been
trained by a third party in a manner that is not
compliant with data protection laws, there is a
risk that the Group will be held liable in
certain jurisdictions (e.g. the EU).

For further details on data protection
regulation applicable to the Group, refer to
the supervision and regulation section and for
further detail on the associated risks, refer to
the sections entitled “Evolving landscape
with respect to artificial intelligence
(including generative and agentic artificial
intelligence) (AI) and machine learning
technologies” and “New and emergent
technology”.

f) Algorithmic trading
In some areas of the investment banking
business, trading algorithms are used to price,
trade and risk manage client and principal
transactions. An algorithmic error could result
in erroneous or duplicated transactions, a
system outage, or impact the Group’s pricing
abilities, which could have a material adverse
effect on the Group’s business, results of
operations, financial condition, prospects and
reputation.
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
The risk of systems or human error,
including errors produced through the
integration of AI technologies, in connection
with such transactions increases with these
developments, as well as the potential
consequences of such errors due to the speed
and volume of transactions involved and the
potential difficulty associated with
discovering errors quickly enough to limit
the resulting consequences. As the Group
works to implement AI technologies into the
Group’s product and service offerings, these
challenges may become more significant, as
AI technologies give rise to risk of bias,
errors and hallucinations which may impact
the Group’s ability to accurately execute,
track or report transactions. There can be no
assurances that AI usage will enhance the
Group’s product or services offerings, and
any such errors or inaccuracies resulting
from AI usage could result in competitive or
reputational harm or increased legal liability
as further described in c) New and emergent
technology and vi) Model risk. Furthermore,
events that are wholly or partially beyond
the Group’s control, such as a spike in
transaction volume, could adversely affect
the Group’s ability to process transactions or
provide banking and payment services.
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
In addition, the use of third-party AI
technologies, and the use of AI by suppliers,
may expose the Group to risk, as it can be
very difficult, if not impossible, to validate
the processes used by third-party AI
technology providers in their collection and
use of data in developing and training AI
technologies or the conversion of inputs to
outputs. Over-reliance on a small number of
suppliers of AI services may create
operational resilience and concentration risk,
heightening the potential for macro‑level
disruption if any one provider experiences
outage, compromise, or model instability.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	197

Material existing and emerging risks (continued)
For further information on AI-related risks,
including in connection with suppliers,
please see the sections entitled “Evolving
landscape with respect to artificial
intelligence (including generative and
agentic artificial intelligence) (AI) and
machine learning technologies”, “New and
emergent technology”, “Data management,
information protection and AI,” and “Model
risk”. Failure to adequately manage supplier
risk could have a material adverse effect on
the Group’s business, results of operations,
financial condition and prospects.
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
a global minimum tax rate of 15%. The
UK’s Pillar Two rules applied from 1
January 2024 and increased the Group's tax
compliance obligations. In the US, the
corporate alternative minimum tax on
adjusted financial statements income
introduced by the Inflation Reduction Act
became effective on 1 January 2023. These
tax regimes have required system and
process changes that introduce additional
operational risks.
k) Ability to hire and retain appropriately
qualified employees
As a regulated financial institution, the
Group requires diversified and specialist
skilled colleagues. The Group’s ability to
attract, develop and retain a diverse mix of
talent is key to the delivery of its core
business activity and strategy. This is
impacted by a range of external and internal
factors, such as the Group's reputation,
macroeconomic factors (including increased
competition for limited resources during
economic growth periods), governmental
factors (including labour, immigration and
related policies in the jurisdictions in which
the Group operates), regulatory factors
(including compensation restrictions for
senior executives), and operational factors
(including adequate processes and systems
to support the hiring and retention of
qualified employees).
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
In addition, the rapid development of AI,
especially agentic AI, creates further
challenges due to the unique and heightened
risks presented by these model types.  This
includes risks arising from AI hallucinating
and providing false information, the
exacerbation of bias and fairness risk due to
the automation of outcomes and the absence
or insufficiency of human oversight
(particularly relating to agentic AI). This
could result in a significant financial loss,
imposition of additional capital requirements,
enhanced regulatory supervision and
reputational damage, all of which could have
a material adverse effect on the Group’s
business, results of operations, financial
condition and prospects.

For further details on the Group’s approach to model risk, refer to the model risk management and model risk performance sections and the section on “New and emergent technology".

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	198

Material existing and emerging risks (continued)
vii) Compliance risk
Compliance risk is the risk of poor outcomes
for, or harm to, customers, clients and
markets, arising from the delivery of the
Group’s products and services (conduct risk)
and the risk to the Group, its clients,
customers or markets from a failure to
comply with the laws, rules and regulations
(LRR) applicable to the firm.
Previously, financial crime risk was
managed as part of compliance risk, but was
elevated to a principal risk in the ERMF,
effective from 1 January 2025.
Consequently, the Compliance Risk
taxonomy at the Group was revised to better
reflect material and emerging risks.
Compliance risks have been categorised into
six core areas, including:
a) Wholesale conduct risk
The Group’s businesses are exposed to risk
of detriment to colleagues, customers or
market participants as a result of failures to
adhere to proper standards of wholesale
conduct when carrying out the  Group’s
business activities.
Examples of wholesale conduct which could
have a material adverse effect on business
include: (i) undertaking business
communications via unauthorised channels
and / or inappropriate conduct or behaviour;
(ii) business conflicts of interest that lead to
the detriment of customers or market
participants; (iii) trade lifecycle processes
that do not meet regulatory requirements or
harm market participants; (iv) the risk of
engaging in insider dealing behaviours or
breaching of information barriers; and (v)
the risk of engaging or attempting to engage
in market manipulation.
b) Customer protection risk
The Group must ensure that its customers,
particularly those that are vulnerable, are
able to make well-informed decisions on
how best to use our financial services and
understand the protections available to them
if something goes wrong. Poor customer
outcomes can result from the failure to: (i)
design and distribute products and services
that deliver good customer outcomes; (ii)
remediate, provide redress, or appropriately
respond to complaints; (iii) identify and
safeguard client money and assets, including
deposits; (iv) manage investment products
and services in line with customer
expectation; and (v) provide customer
services that deliver good customer
outcomes.
c) Product design and review risk
Products and services must meet the needs
of clients, customers, markets and the Group
throughout their life cycle. However, there is
a risk that the design and review of the
Group’s products and services fail to
reasonably consider and address potential or
actual negative outcomes for customers,
which may result in customer harm,
enforcement action (including regulatory
fines and/or sanctions), redress and
remediation and reputational damage. Both
the design and review of products and
services are a key area of focus for
regulators and the Group.
d) Regulatory compliance risk
The Group must ensure that business
activities, and those carrying them out,
observe relevant laws, codes, rules and
regulations that are applicable to them. We
must also ensure our employees are
adequately supervised, manage personal
conflicts of interest, and disclose activities
which may harm customers, the Group and
the markets in which the Group operates.
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
Rules reinforce additional accountabilities
for individuals across the Group, with an
increased focus on governance and rigor,
with similar requirements also introduced in
other jurisdictions globally. Failure to meet
these requirements and expectations may
lead to regulatory sanctions, both for the
individuals and the Group.
e) Data privacy risk
The Group must ensure that personal data is
handled in a way that meets data privacy
laws, rules and regulations and the rights and
expectations of individuals. We do this by
establishing mechanisms to govern and
oversee the use of personal data and
managing personal data in line with
individuals’ rights and expectations. Any
failure complying with applicable rules, laws
and regulations may subject the Group to
potential contractual liability, claims,
litigation, fines; reputational damage; and
cause enhanced regulatory oversight.
f) Laws, rules and regulations risk
The Group  is subject to a range of laws,
rules and regulations. A failure to comply
with these may have an adverse effect on the
Group’s business, customers and the
markets within which it operates and could
result in reputational damage, penalties,
damages or fines.

For further details on the Group’s approach to compliance risk, refer to the compliance risk management and compliance risk performance sections.

viii) Financial crime risk
Financial crime risk is the risk that the
Group and its associated persons (employees
or third parties) commit or facilitate
financial crime, and/or the Group’s products
and services are used to facilitate financial
crime.
Financial crime risk management
incorporates anti-bribery & corruption, anti-
money laundering (including terrorist
financing), tax evasion facilitation and
sanctions risks (including proliferation
financing).  The Group is subject to laws and
regulations governing these areas, including
“failure to prevent” offences whereby the
Group  may be liable for failure to prevent
crimes carried out by persons acting on its
behalf.
Bribery and corruption occur where a person
improperly obtains or retains business,
improperly secures a business or personal
advantage and induces another person to
perform their role in breach of an
expectation of good faith, impartiality, or
trust. Risks related to bribery and corruption
may arise for the Group  in connection with
(i) employees/prospective employees who
have connections to external stakeholders,
Politically Exposed Persons, or public
officials; (ii) different types of payments and
expenses such as facilitation payment
requests, gifts and entertainment, charitable
donations, commercial sponsorships and
political donations; (iii) certain types of
funding provided to customers with
increased exposure to public officials; (iv)
third parties who are engaged by Barclays to
win or retain business; (v) Barclays
proprietary investments, joint ventures and
mergers and acquisition or (vi) suppliers
who act for and on behalf of the Group .

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	199

Material existing and emerging risks (continued)
Money laundering, the processing of assets
derived from criminal activity, and terrorist
financing have been identified as major
threats to the international financial services
community and therefore to the Group. The
UK has legislation designed to manage the
risk of money laundering and to combat
terrorism (together ‘AML’) and outlines the
offences and penalties for failing to comply.
This legislation, together with regulations,
rules and industry guidance, forms the
cornerstone of AML obligations for UK
firms. The requirements of UK legislation
apply to the Group globally and as a
transatlantic bank, Barclays AML standards
take account of US AML requirements, in
addition to the EU and other jurisdictions in
which we operate.
The Group  also takes account of guidance
issued by bodies such as the Wolfsberg
Group.
Sanctions are restrictions on activity with
targeted countries, regions, governments,
entities, individuals, and industries that are
imposed by bodies such as the European
Union (EU), the United Nations (UN),
(including but not limited to the proliferation
of nuclear, chemical, or biological weapons).
As a global financial institution, The Group
must comply with applicable sanctions laws,
rules and regulations in every jurisdiction in
which it operates, or which apply to it
because of the place of incorporation of its
Group members. In order to protect its
reputation and other legitimate business
interests, in certain circumstances, Barclays’
sanctions risk appetite may be more
conservative than its legal obligations.
Tax evasion is a financial crime and a
predicate offence to money laundering in the
UK and in many other countries in which we
operate. The Group  may be exposed to
facilitation risks associated with tax evasion
by virtue of its interactions with customers
and clients or in connection with employees
or third parties acting on our behalf.
Failure to appropriately manage these
financial crime risks may undermine market
integrity and may result in harm to the
Group’s clients, customers, counterparties or
employees, diminished confidence in
financial products and services, damage to
the Group's reputation, regulatory breaches
and/or financial penalties.  .
ix) Reputation risk
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
Modern technologies, in particular online
social media channels and other broadcast
tools that facilitate communication with
large audiences in short time frames and
with minimal costs, may significantly
enhance and accelerate the distribution and
effect of damaging information and
allegations. Negative public opinion may
adversely affect the Group’s ability to retain
and attract customers, in particular,
corporate and retail depositors, and to retain
and motivate staff. It could also have a
material adverse effect on the Group’s
business, results of operations, financial
condition and prospects. Claims of potential
greenwashing arising from sustainability-
related statements made
by the Group may also give rise to
reputation risk.
In addition to the above, reputation risk has
the potential to arise from operational issues
or conduct matters which cause harm to
customers, clients, market integrity,
effective competition or the Group (refer to
‘iv) Operational risk’ above).
For further details on the Group’s approach
to reputation risk, refer to the reputation risk
management and reputation risk
performance sections.

For further details on the Group’s approach to reputation risk, refer to the reputation risk management and reputation risk performance sections.

x) Legal risk and legal, competition and
regulatory matters
The Group conducts diverse activities in a
highly regulated global market which
exposes it and its employees to legal risk
arising from: (i) the multitude of laws, rules
and regulations that apply to the activities it
undertakes, which are highly dynamic, may
vary between jurisdictions and/or conflict
(particularly in relation to issues perceived
as politically sensitive, such as policies and
initiatives around diversity, equity and
inclusion or sustainability), and may be
unclear in their application to particular
circumstances especially in new and
emerging areas; and (ii) the diversified and
evolving nature of the Group’s businesses
and business practices. In each case, this
exposes the Group and its employees to the
risk of investigation or enforcement action,
loss or the imposition of penalties, damages
or fines from the failure of members of the
Group to meet applicable laws, rules,
regulations or contractual requirements or to
assert or defend their intellectual property
rights. Legal risk may arise in relation to any
number of the material existing and
emerging risks identified above.
The risk of non-compliance with the
relevant rules and regulations may manifest
itself where regulatory rules take the form of
principles or outcome-based regulation.
Uncertainty in regulatory expectations
(including as a result of interpretation of
principles-based regulation) may also lead to
the risk that a regulator or another public
body may look back at the Group’s
historical conduct and find that there has
been a mismatch between the prevailing
market practices at the relevant time and the
regulatory expectations, guidance or
interpretations that have since developed.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	200

Material existing and emerging risks (continued)
A breach of applicable laws, rules and/or
regulations by the Group or its employees
could result in criminal prosecution,
regulatory censure, withdrawal or restriction
of regulatory authorisations, licences and
permissions, potentially significant fines,
remedial orders and other sanctions in the
jurisdictions in which the Group operates.
Where clients, customers or other third
parties are harmed by the Group’s conduct,
this may also give rise to civil legal
proceedings, including class actions. In this
regard, the growing claimant law firm
market and the globalisation of class actions
have enabled mass tort litigation and multi-
claimant litigation on matters relating to
competition, data breaches and
sustainability.
Any such litigation could lead to
unmeritorious or speculative claims,
inconsistent outcomes and the potential for
disproportionate costs and burdens for the
Group.
Clients and customers of the Group who
qualify as eligible complainants under the
Financial Services and Markets Act (as
amended) may also bring complaints against
the Group before the Financial Ombudsman
Service (FOS). As the Ombudsman has a
relatively high degree of discretion when
adjudicating complaints, dispute resolution
through the FOS is inherently more
uncertain than adjudication through the
courts in traditional civil legal proceedings.
FOS decisions have knock-on impacts on
the Group, as the Group is required under
the relevant regulatory rules to consider and
take appropriate measures to provide redress
to customers who may have suffered similar
detriments but have not complained.
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
Following the landmark Supreme Court
judgment in Johnson v FirstRand Bank Ltd
(London Branch) (t/a MotoNovo Finance)
[2025] UKSC 33, which found that an unfair
relationship under the Consumer Credit Act
1974 existed between a motor finance lender
and its customer based on the particular facts
of that case, the FCA is consulting on an
industry-wide compensation scheme for
affected motor finance customers.
The FCA has stated that, if it introduces a
redress scheme, it expects to publish a policy
statement and final rules in February or
March 2026, with compensation to
consumers beginning later in 2026. The
nature, extent and timing of any remediation
action, if required, under the FCA
compensation scheme remain uncertain.
Further details of legal, competition and
regulatory matters to which the Group is
currently exposed are set out in Note 25. In
addition to matters specifically described in
Note 25, the Group is engaged in various
other legal proceedings which arise in the
ordinary course of business.
The Group is also subject to requests for
information, investigations and other
reviews (including skilled person reviews)
by regulators and other public bodies. These
may be in connection with business
activities in which the Group is, or has been,
engaged, or areas of particular regulatory
focus, such as financial crime, money
laundering or terrorist financing. In addition,
regulatory authorities' approaches and
expectations, including their policies and
priorities for enforcement investigations or
actions, may change from time to time. The
Group may also (from time to time) be
subject to claims and/or legal proceedings
and other investigations relating to financial
and non-financial disclosures made by
members of the Group (including, but not
limited to, regulatory capital and liquidity
reporting and sustainability disclosures).
Financial institutions, including the Group,
may face increasing litigation, conduct,
enforcement and contract liability risks
related to climate change, environmental
degradation and other social, governance
and sustainability-related issues as a result of
their business activities. There are an
increasing number of new climate and
sustainability-related laws and regulations,
many of which are beginning to diverge
between jurisdictions. Divergence has also
been notable in respect of diversity, equity
and inclusion, where the enforcement
landscape and legal obligations in certain
jurisdictions are increasingly at odds with
agendas in others. In particular, in the US,
changing federal enforcement priorities and
legal interpretations regarding diversity and
inclusion programmes present unknown and
evolving risks.
Broader climate and sustainability-related
legislation is also at risk of imposing
requirements on international companies
which do not align with regulatory
frameworks in other jurisdictions in which
those companies operate in some cases
meaning that multiple sets of diverging
jurisdictional requirements are being applied
to the same company.
There is growing demand from investors and
customers for sustainable products and
services as well as greater transparency in
respect of business operations. This has been
accompanied by increased regulatory and
NGO scrutiny which can create litigation or
enforcement risk, either for not disclosing
relevant information or due to the
information disclosed.
In particular, there has been an increasing
focus on greenwashing, with greater
consumer protection powers afforded to the
Competition and Markets Authority under
the Digital Markets, Competition and
Consumers Act 2024 which can be used to
tackle greenwashing.
Certain stakeholders have taken legal action
(including under "soft law" mechanisms)
against the Group and others (including
regulators, campaign groups and customers)
may decide to do so in the future for
allegedly financing or contributing to
climate change, environmental degradation
and other social, governance and
sustainability-related issues, or because the
Group's response to climate change or other
sustainability factors is perceived to be
ineffective, insufficient or inappropriate,
including relative to the Group's stated
ambitions.
On the other hand, laws, regulatory
processes and policies seeking to restrict or
prohibit doing certain business with entities
are often identified as "boycotting" or
"discriminating" against particular
industries. In certain jurisdictions there has
been a push towards policies and regulation
which restrict consideration of sustainability
factors in investment processes or otherwise,
in order to protect the energy and other high
carbon sectors from any risks of divestment
or challenges in accessing finance.
The outcome of legal, competition and
regulatory matters, both those to which the
Group is currently exposed and any others
which may arise in the future, is difficult to
predict (and any provision made in the
Group’s financial statements relating to
those matters may not be sufficient to cover
actual losses).

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	201

Material existing and emerging risks (continued)
In connection with such matters, the Group
may incur significant expense, regardless of
the ultimate outcome, and any such matters
could expose the Group to any of the
following outcomes: substantial monetary
damages or settlements (including with
respect to third-party litigation funding) and/
or fines; remediation of affected customers
and clients; other penalties and injunctive
relief; additional litigation; criminal
prosecution; the loss of any existing agreed
protection from prosecution; regulatory
restrictions on the Group’s business
operations including the withdrawal or
restriction of authorisations, licences or
permissions; increased regulatory
compliance requirements or changes to laws
or regulations; suspension of operations;
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
a material adverse effect on the Group’s
business, results of operations, financial
condition and prospects.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	202

Principal risk management
Climate risk management
In Barclays' Climate Risk Framework
(CRF), climate risk is defined as the risk of
financial losses arising from climate change,
through physical risks and risks associated
with transitioning to a lower carbon
economy.
Overview
The Group has developed the CRF for
managing financial and operational risks
stemming from climate change. It is
underpinned by the Climate Risk Policy and
Climate Risk Standard. The CRF, Climate
Risk Policy and Climate Risk Standard
apply to Barclays' business activities, with a
focus on lending, capital markets and
investments.
Barclays' approach to managing climate risk
is proportionate to the level of risk it faces,
with a focus on prioritising and monitoring
of material physical and transition risks
within Barclays' portfolios (for physical and
transition risk definitions, please see the
Barclays Climate Strategy section on page
68). The approach is customised to reflect
portfolio characteristics, size and exposure
to specific climate risk drivers.
Climate risk is recognised as a driver of
other existing financial risks (Credit,
Market, Treasury and Capital) and
operational risks, and is not treated as a
standalone risk type. The non-financial risks
(e.g. reputation risks) associated with
climate change continue to be managed
under their respective frameworks.
To operationalise its CRF, Barclays has and
continues to implement new processes,
tools, models and data repository as
applicable, whilst also enhancing its existing
ones. The Group regularly reviews its
approach and practices for alignment with
regulatory developments and industry-
standard practices for climate risk. Barclays
has designed and implemented targeted
controls to manage climate-related risks.
Organisation, roles and responsibilities
The Group Head of Climate Risk is the
accountable executive for the management
and oversight of climate risk.
On behalf of the Board, the BRC plays an
important role in overseeing and challenging
the Group's progress towards achieving its
climate targets and assessing the impact of
climate risks on the Group's overall risk
profile and financial position. The Group
and its legal entities have various
governance structures, including committees
and forums, to oversee and manage climate
risk effectively. Additionally, Heads of
Climate Risk have been appointed across
key Barclays legal entities (as applicable) to
support the oversight and management of
climate risk.
Barclays has implemented controls to
manage climate-related risks. The Climate
Risk Control Forum provides oversight of
climate related controls, including reviewing
risk events, policy and issues management.
Please see pages 160-161 for further details
on the governance structures and primary
accountable executives responsible for
managing climate risk.
Risk appetite
Barclays' approach to setting risk appetite
for climate risk is aligned with its ambition
to be a net zero bank by 2050 and its
commitment to align its financing with the
goals and timelines of the Paris Agreement,
including working towards its 2030 financed
emissions reduction targets. Climate risk
considerations have been included in the risk
appetite qualitative statements and
quantitative constraints.
The risk appetite for climate risk is managed
through risk limits, triggers and indicators
set across different Principal Risks
(including Credit Risk, Market Risk and
Treasury & Capital Risk), portfolios, sectors,
asset classes and products. Regular
monitoring, reporting and governance
provide oversight so that exposures remain
within the appetite and corrective actions are
taken to address any breaches or excesses.
The Group continues to regularly review its
risk appetite and makes enhancements to
maintain alignment with the Group's
strategic objectives as a part of its business
planning process. The risk appetite is
formally reviewed and approved by the
Board annually.
Please see page 64 of the Barclays
Transition Update for further details on
Barclays' climate risk appetite.
Risk Identification
Barclays employs a multi-layered risk
identification approach, beginning with the
analysis of transmission channels through
which climate risk can drive risks in
Barclays' traditional risk categories.
Horizon scanning is conducted to identify
emerging risk themes, potential risk drivers,
and key regulatory updates.
Assessments are performed to identify and
analyse the vulnerability of different
geographies and industry sectors to various
physical and transition risk drivers.
Countries and sectors judged to be at
elevated risk are subject to heightened risk
management. Refer to page 216 for details
on sector exposures.
To identify property level physical hazards
for Barclays' asset-backed lending and
financing portfolios such as Private Bank
and Wealth Management, Mortgages and
Structured Lending and Financing
portfolios, Barclays uses third party data
providers in addition to the internal data
sources.
Climate risks identified through these
processes guide Barclays in defining
priorities and focus areas for granular
assessment within principal risk categories,
such as Credit, Market, and Operational risk.
The below table provides examples of how
Barclays' CRF considers potential key
effects  of climate risk drivers on Barclays'
financial and operational Principal Risk
types.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	203

Principal risk management (continued)

Principal Risk	Example effects of climate risk drivers
Credit risk
A changing climate (i.e. more frequent and more intense physical hazards) and society’s response (i.e. increased transition factors such as new policies or technologies to reduce carbon emissions) impacts credit risk. The impact on credit risk relates to the failure of clients, customers or counterparties to meet their obligations as a result of physical and transition risks, which may lead to potential losses and/or exposures outside Barclays' risk appetite in retail and wholesale credit portfolios. Climate change can drive direct impacts such as damage to fixed assets from physical hazards, leading to changes in output and increased costs. Indirect impacts may include material disruptions to supply chains and shifting demand for goods and services. Transition risk factors such as low-carbon policies or technologies could also change the value and creditworthiness of counterparties, clients and customers.

Market risk
The impact on market risk relates to potential adverse changes in the value of Barclays' assets and liabilities from fluctuations in market variables as a result of physical and transition risks, which may lead to potential losses due to changes in equity and commodity prices and credit spreads. Either physical hazards or transition risk factors have the potential to trigger large, sudden and negative price adjustments where climate risk has not yet been incorporated into prices, driving additional market risk. Fluctuations in markets and prices in susceptible sectors or countries could drive losses to the value of Barclays' assets and liabilities.

Treasury & capital risk
The impact on treasury & capital risk relates to the impact on the capital requirements and liquidity funding requirements as a result of physical and transition risks, which may lead to changes in capital plans, funding plan requirements, asset and liabilities management and exposures to changes in interest rates. Climate events can drive treasury & capital risk as counterparties draw down deposits and credit lines. Physical hazards or transition factors could lead to increased volatility, which could in turn change the value of investments and drive changes to funding requirements and accessibility, capital planning, capital requirements, or hedging methodologies.

Operational risk
Physical hazards and transition risk factors can lead to impacts on Barclays' own operations including damage or unsuitability of premises, disruption to business operations and supply chain and ability to recover from outages (e.g.
caused by workforce, technology and third-party service providers). For example, extreme weather events can impact the operation of bank offices, branches, and support facilities such as data centres. The transition to a low-carbon economy can lead to changes in operational processes; for example, to mitigate climate impacts we need to decarbonise our buildings or requirements to achieve more carbon efficient buildings. Transition risks can also drive secondary impacts on operational risks such as the risk of misreporting as a result of enhanced regulatory disclosures requirements, or physical security breaches and branch closures as a result of protests related to Barclays' lending activities.

Risk Register and Materiality Assessment
Barclays uses its Risk Register process to
assess the potential effects of climate risk
drivers on principal risks and its portfolios.
The Group Risk Register contains risks that
may impact forward-looking business plans
of the Group and its key legal entities and
business units. The materiality of climate
risks is derived either quantitatively
(typically based on stress testing) or through
qualitative estimations. The potential impact
is evaluated based on an adverse but
plausible stress scenario. The Risk Register
process has been extended to cover
materiality assessment over the short,
medium and long term for climate risk
(please see page 33 for further details).
Climate risk is assessed as having a higher
materiality rating within the Group Risk
Register for credit risk and treasury &
capital risk than across other principal risk
categories. The Group Risk Register is
refreshed on at least an annual basis and is
subsequently used to support strategic
planning and risk management activities.
Risk assessment
The Group has developed a suite of tools
and practices to assess climate risk,
leveraging both qualitative insights and
quantitative techniques. These tools and
practices enable evaluation of potential
exposures and vulnerabilities across
portfolios of other principal risk types.
For credit risk, Barclays has integrated
climate risk considerations into key
processes of the credit lifecycle, including
credit assessment, annual review and
transaction approval processes. The Climate
and Environmental Lens questionnaire is
used to evaluate climate physical risks,
climate transition risks and environmental
risks (as relevant) for corporate clients
operating in elevated risk sectors. The
outputs from Climate and Environmental
lens assessments are used to inform various
credit processes. Climate risk factors are
included in the downside cashflow
modelling within the credit analysis process,
and influence internal credit ratings when
there is demonstrable evidence that such
factors can have material adverse impact on
the counterparty’s financial position.
For the UK Mortgage portfolio, where
appropriate, evaluation for climate risks is
considered in the property valuation and
credit-granting  processes. Barclays actively
monitors concentrations of physical risk in
the BUK Mortgage portfolio and manages
these as appropriate - focus to date has been
on managing risk across the highest flood
risk bands. Additionally, Energy
Performance Certificate (EPC) ratings have
been identified and assessed  for portfolios
that are particularly vulnerable to transition
risk.
For market risk, the impact of climate risk is
measured by applying a multi-asset
combined stress scenario, which stresses the
core risks susceptible to climate risks over
long and short-term horizons (short-term is
anything less than 10 days, while long-term
is anything longer than 10 days). The
estimated impact is calculated and reported
internally on a weekly basis. The pattern of
stress losses arising from the stress scenario
is used to estimate and set ongoing limits,
under which Barclays monitors and controls
market risk arising from climate change.
For treasury and capital risk (TCR), climate
risk considerations have also been
incorporated into the Internal Capital
Adequacy Assessment Process (ICAAP) and
Liquidity Adequacy Assessment Process
(ILAAP). The climate-related risk variables
and stress scenarios have been integrated in
the Group-wide internal stress testing
framework to understand and quantify
potential impact on Barclays' capital position
(refer to page 106 for more details). Further,
TCR considerations also include the
assessment of liquidity and pension risk.
For liquidity risk, assessments are informed
by the application of industry and country
classifications and evaluated using internal

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	204

Principal risk management (continued)
stress testing and portfolio-specific analysis
to determine material areas of climate risk
(e.g. by asset class or product type) that
could impact funding and liquidity ratios.
For pension risk, key risk indicators based
on the impact of physical and transition risk
drivers on the pension fund have been
defined. These are reviewed and monitored
on a quarterly basis.
For operational risk, the primary objective is
to ensure resilience against physical climate-
related events. Climate risks are assessed
within existing business-as-usual operational
risk processes, with climate considerations
embedded into premises management and
operational recovery planning to strengthen
business continuity and response
capabilities. Climate risk factors have been
integrated into Structured Scenario
Assessments, which capture extreme but
plausible operational tail risks. In addition to
this, Barclays’ material third party suppliers’
vulnerabilities to physical risk events are
assessed, and where appropriate, control
requirements are set to manage these risks.
For further details on reputational risk, refer
to the Managing Impacts in lending and
financing section.
Barclays' work on assessing climate-related
risks has focused on the short (0-1 year) and
medium term (1-5 years) horizons, in line
with our financial planning cycle. However,
the longer-term climate (> 5 years) risks
have been considered using both quantitative
approaches, such as reverse stress testing,
and qualitative analysis.
Risk monitoring and reporting
Barclays has adopted an integrated approach
to managing and mitigating climate risks,
combining continuous monitoring at a
portfolio level, and bottom-up transaction-
level assessments.
At the portfolio level, Barclays translates its
climate risk appetite into a series of limits,
triggers, and indicators to control risk-taking
across different Principal Risks (including
Credit Risk, Market Risk and Treasury &
Capital Risk), portfolios, material sectors,
asset classes and products. These limits are
subject to regular monitoring and reporting
to the relevant governance forums and
committees.
At a transaction level, Barclays integrates
climate considerations into credit
decisioning and underwriting processes.
Enhanced oversight and additional scrutiny
have been introduced for new deals
originated in elevated climate risk sectors,
particularly those where Barclays has set
sector targets and/or external position
statements. Within the Global Markets
business activities (Lending/Underwriting
Structured Finance), new guidelines have
been implemented to support new
transactions and annual reviews across
portfolios (including Commercial /
Residential Real Estate, ABS, CLOs,
Structured Credits and Equities). The
guidelines and criteria for additional scrutiny
are reviewed  and updated regularly.
Barclays' bespoke tool BlueTrack™ is used
for measuring emissions and setting
emission reduction sector targets for its
financed portfolio. Currently, BlueTrack™
covers nine sectors as mentioned in pages
32-56. Barclays has developed the Client
Transition Framework (CTF) to evaluate
corporate clients' progress towards low-
carbon business models. Details of the
clients in scope of the CTF and its
methodology are on page 39. The client CTF
scores and emissions data from BlueTrack™
are further used to inform key risk
management practices, including risk
monitoring, setting limits, managing
concentrations, credit decisions and  stress
testing exercises.
Stress testing, scenario analysis, ICAAP,
and ILAAP are also used by Barclays to
manage and mitigate financial risks. These
exercises help the assessment of Barclays'
resilience under adverse scenarios, with the
aim of ensuring the bank maintains
sufficient capital and liquidity buffers to
withstand shocks. For further details on
Barclays' approach to scenario analysis,
please see page 64-67.
Climate risk-related management
information packs, including exposure and
risk metrics for climate risk, are produced
and reported to various committees and
governance forums, including CRC. The
oversight by committees within Group and
its legal entities seek to ensure proper
oversight and monitoring of climate-
sensitive exposures.
Barclays seeks to continuously monitor
regulatory developments, including
emerging disclosure standards on climate
and wider sustainability areas, and build
internal capabilities to meet these new
requirements. This also includes
strengthening our scenario analysis
capabilities and evaluating the feasibility of
conducting scenario analysis for longer time
horizons. During 2025, Barclays conducted
an exploratory exercise to extend climate
scenario analysis from a 5 year period to a
10 year period. We continue to reflect on the
outcomes of this exercise to deepen our
understanding and support the further
development of long term assessment
capabilities.
Key enhancements
Barclays remains committed to maintaining
a robust risk management framework for
climate risk, with a continued focus on
achieving greater maturity and integration
across its operational processes. In 2025,
notable enhancements were made in the
following areas:
•The climate risk models within Barclays'
capital assessment framework have been
further refined and updated in line with
the strategic plan to advance modelling
capabilities. These models undergo
independent model validation to ensure
robustness and regulatory alignment.
•The physical risk assessment capabilities
have been strengthened to ensure greater
consistency in scenario design across
diverse hazards and geographies. These
enhancements also enable the integration
of secondary transmission channels
including insurance market dynamics,
changes in consumer preferences and
additional macroeconomic variables.
•Barclays has continued to enhanced its
control environment for climate risk by
implementing new controls, reinforcing
existing ones and developing a
comprehensive control library to support
consistent monitoring and adherence.
•In response to regulatory requirements,
progress has been made within Barclays
Europe to embed nature risk into its stress
testing framework and ICAAP
assessments, compared with last year's
exploratory exercise. This includes
enhancements to stress testing models,
and the adoption of a joint climate- and
nature-informed scenario narrative. The
focus was on key nature-related risk
drivers, including pollution, water stress.
land use change, soil degradation, decline
in pollinators and waste management
(including recycling acceleration).

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	205

Principal risk management (continued)
Credit risk management (audited)
The risk of loss to the Group from the failure
of clients, customers or counterparties,
including sovereigns, to fully honour their
obligations to the Group, including the
whole and timely payment of principal,
interest, collateral and other receivables.
Overview
The credit risk that the Group faces arises
from wholesale and retail loans and
advances together with the counterparty
credit risk arising from derivative contracts
with clients' trading activities, including debt
securities, settlement balances with market
counterparties, fair value through other
comprehensive income (FVOCI) assets and
reverse repurchase loans.
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
Distribution Committee authority, require
the support of a Senior Credit Officer. For
exposures in excess of the Senior Credit
Officer’s authority, approval by Group
Senior Credit Officer/Board Risk Committee
is also required. The Group Credit Risk
Committee, attended by Senior Credit
Officers, provides a formal mechanism for
the Group Senior Credit Officer to exercise
the highest level of credit authority over the
most material Group single name exposures.
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
balance sheet commitments: cash
collateral may be held against these
arrangements.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	206

Principal risk management (continued)
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
•first loss exposures across pools of credit
risk can be hedged via synthetic
securitisation structures, typically via
CLN (credit linked notes) issuance. As
these are fully funded upfront they
provide for a direct reduction in credit
risk exposure on referenced pools.
In addition, referenced pools of assets can
be securitised with specific tranches of risk
sold to investors to provide direct reduction
in credit risk exposures.

Detailed policies are in place to appropriately recognise and record credit risk mitigation. For more information, refer to pages 131 to 134 of the Barclays PLC Pillar 3 Report 2025 (unaudited).

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
Finance Director and the Group CRO (or
their delegates), is responsible for
overseeing impairment policy and practice
across the Group and will approve
impairment results. Reported results and key
messages are communicated to the BAC,
which has an oversight role and provides
challenge of key assumptions, including the
basis of the scenarios adopted. Impairment
results are then factored into management
decision making, including but not limited
to, business planning, risk appetite setting
and portfolio management.
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
Committee (MRC).

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	207

Principal risk management (continued)
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
In addition to MRC, the Investment Bank
Risk Committee (‘IBRC’) is the main forum
in which market risk exposures are
discussed and reviewed with senior business
heads. The Committee is chaired by the
BBPLC CRO and meets weekly, covering
current market events, notable market risk
exposures, and key risk topics. New
business initiatives are generally socialised
at IBRC before any changes to risk appetite
or associated limits are considered in other
governance committees.
The head of each business is accountable for
all market risks associated with its activities,
while the head of the market risk team
covering each business is responsible for
implementing the risk control framework for
market risk.

For more information on market risk management, refer to the Barclays PLC Pillar 3 Report p156 to 165 (unaudited).

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

Treasury and capital risk
management
This comprises:
•Liquidity risk: The risk that the Group is
unable to meet its contractual or
contingent obligations or that it does not
have the appropriate amount, tenor and
composition of funding and liquidity to
support its assets.
•Capital risk: The risk that the Group has
an insufficient level or composition of
capital to support its normal business
activities and to meet its regulatory capital
requirements under normal operating
environments and stressed conditions
(both actual and as defined for internal
planning or regulatory testing purposes).
This also includes the risk from the
Group’s pension plans.
•Interest rate risk in the banking book:
The risk that the Group is exposed to
capital or income volatility because of a
mismatch between the interest rate
exposures of its (non-traded) assets and
liabilities. This also includes credit spread
risk in the banking book, the risk that the
Group is exposed to capital or income
volatility because of changes in credit
spreads on its (non-traded) assets and
liabilities.
The Treasury function manages treasury and
capital risk exposure on a day-to-day basis
with the Group Treasury Committee acting
as the principal management body. The
Treasury and Capital Risk function is
responsible for oversight and provides
insight into key capital, liquidity, interest
rate risk in the banking book (IRRBB) and
pension risk management activities. The
assessment and management of the Group’s
capital and liquidity position and IRRBB
and pension risk requires the use of
judgement, assumptions and estimates.
Please see the description of material
existing and emerging risks beginning on
page 184 of this Annual Report for further
details on such judgements, assumptions and
estimates, including the potential risks
involved.
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
The liquidity risk management framework
established by Treasury and Capital Risk is
designed to deliver the appropriate term and
structure of funding, consistent with the risk
appetite set by the Board. The framework
incorporates a range of ongoing business
management tools to monitor and stress test
the Group’s balance sheet and recovery plan,
including limit setting. Limit setting and
transfer pricing are tools designed to control
the level of liquidity risk taken and drive the
appropriate mix of funds. Adherence to
limits reduces the likelihood that a liquidity
stress event could lead to an inability to meet
Group’s obligations as they fall due.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	208

Principal risk management (continued)
The Board approves the Group funding plan,
internal stress tests, regulatory stress test
results, recovery plan and liquidity risk
qualitative statement that supports the Group
risk appetite. The Group Treasury
Committee is responsible for monitoring and
managing liquidity risk in line with the
Group’s funding management objectives,
funding plan and risk appetite. The Treasury
and Capital Risk Committee monitors and
reviews the liquidity risk profile and control
environment, providing second line
oversight of the management of liquidity
risk. The BRC reviews the risk profile,
liquidity risk qualitative statement, and the
impact of stress scenarios on the Group
funding plan/forecast in order to agree the
Group's projected funding abilities. The
Group BRC also approves liquidity limits to
define the Group's risk appetite liquidity
constraint.
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
The Group Treasury Committee is
responsible for monitoring and managing
capital risk in line with the Group’s capital
management objectives, capital plan and risk
frameworks. The Treasury and Capital Risk
Committee monitors and reviews the capital
risk profile and control environment,
providing second line oversight of the
management of capital risk. The BRC
reviews the risk profile, and reviews risk
appetite at least annually and the impact of
stress scenarios on the Group capital plan/
forecast in order to agree the Group’s
projected capital adequacy.
Local management assures compliance with
an entity’s minimum regulatory capital
requirements by reporting to local Asset and
Liability Committees (ALCOs) with
oversight by the Group Treasury Committee,
as required. In 2025, Barclays complied with
all regulatory minimum capital
requirements. Contingent leverage risk is
managed by; i) setting comprehensive
leverage (and RWA) targets for each
business as part of the Treasury capital
management process, taking into account
adherence to early warning indicators and
maintain a healthy leverage ratio, and; ii)
Monitoring execution of actions taken to
course-correct as necessary.
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
at least annually and the impact of stress
scenarios on the interest rate risk of the
Group’s banking books.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	209

Principal risk management (continued)
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
Operational risk issues escalated from these
meetings are considered through the second
line of defence review meetings. Depending
on their nature, the outputs of these meetings
are presented to the Group Controls and
Risk Committee, the BRC or the BAC. In
addition, specific reports are prepared by
Operational Risk on a regular basis for the
GRC and the BRC.
Legal entities, businesses and functions are
required to report their operational risks on
both a regular and an event-driven basis. The
reports include a profile of the material risks
that may threaten the achievement of their
objectives and the effectiveness of key
controls, operational risk events and a
review of scenarios.
The Group Head of Operational Risk and
Risk Oversight is responsible for
establishing, owning and maintaining an
appropriate group-wide Operational Risk
Framework and for overseeing the portfolio
of operational risk across the Group.
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
Operational risk categories
Operational risks are grouped into risk
categories to support effective risk
management, measurement and reporting.
These comprise: Data & Records
Management Risk; Financial Reporting
Risk; Fraud Risk; Cyber & Information
Security Risk; Operational Recovery
Planning Risk; People Risk; Premises Risk;
Physical Security Risk; Risk Reporting Risk;
Change Delivery Management Risk;
Supplier Risk; Tax Risk; Technology Risk;
and Transaction Processing Risk.
The Operational Risk Taxonomy also
includes operational risks associated with
other Principal Risks, including Compliance,
Financial Crime, Legal, Climate, Model,
Reputation Risk and the operational failures
of Financial Principal Risk processes.

For definitions of the Group’s Operational
Risk Categories and connected risks, refer to
the management of operational risk section in
pages 181 to 185 of the Barclays PLC Pillar
3 Report 2025 (unaudited).

Model risk management
The potential for adverse consequences from
decisions based on incorrect or misused
model outputs and reports.
Overview
The Bank uses models to support a broad
range of activities, including formulating
business strategies, informing business
decisions, identifying and measuring risks,
valuing exposures, conducting stress testing,
assessing adequacy of capital, managing
client assets, measuring compliance with
internal risk limits, maintaining the formal
control apparatus of the Group, meeting
financial and regulatory reporting and
disclosure requirement.
Since models are imperfect and incomplete
representations of reality, they may be
subject to uncertainty, errors and
inappropriate use affecting the accuracy of
their output. Model risk can lead to financial
loss, poor business and strategic decision
making, or damage to a bank’s reputation.
Organisation, roles and responsibilities
Model Risk is a principal risk within the
ERMF and is centrally governed by the
Group's Model Risk Management (MRM)
function. MRM is an independent function
responsible for establishing and maintaining
the framework and the model inventory
needed to assess, manage, and report model
risk. The Global Head of MRM reports
directly to the Group Chief Risk Officer.
The Head of AI/ML Risk, reports into the
Global Head of MRM.
MRM establishes model risk policies and
standards, sets out and monitors model risk
appetite, validates and approves models,
reports on model risk, operates the controls
that govern models and maintains the
inventory of all models used by the Group
globally.
The Model Risk Framework, which is
owned by the Head of MRM, provides the
overview for management and governance
of Model risk in Barclays, including key
components such as the Model Risk Policy,
the AI Policy and supporting standards,
reporting and escalation paths for breaches
of policy.
The Model Risk Policy prescribes the end-
to-end requirements for the identification,
measurement and management of model risk
covering model documentation,
development, monitoring, annual assessment
and review, independent validation,
approval, and change and reporting
processes, and assigns clear roles and
responsibilities for the end-to-end
management of model risk.
The Artificial Intelligence (AI) Policy lays
out the requirements for management and
oversight of risks associated with use of AI
and is supported by the AI standard. The
primary objectives of this Policy are to:
•Define Ethical AI Principles to enable
ethical, lawful, and appropriate use of AI.
•Establish an enterprise-wide definition of
AI, define risks stemming from use of AI
and define prohibited, high, medium and
low risk uses of AI to enable consistent
identification of AI Systems, and the risks
associated with their use.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	210

Principal risk management (continued)
•Define governance and escalation
pathways to provide transparency on AI
use and associated risks to Senior
Management.
•Define control objective for AI training
and literacy.
MRM operates the Group Model Risk
Committee (GMRC), the purpose of which
is to review and monitor the Model Risk
profile and control environment across the
Model Risk portfolio and assess the
exposure against the approved appetite and
associated tolerances. The GMRC escalates
to the Group Risk Committee (GRC).
MRM also operates the Model Risk Control
Forum (MR CF) that oversees the consistent
and effective implementation of the
Operational Risk Framework (ORF)  as
relating to Model Risk. The MR CF
escalates to the Group Controls Committee.
MRM reports on the model risk profile to
the Group Board Risk Committee, the Group
Risk Committee, key Barclays Legal Entity
risk and control committees and forums.
These committees consider Model Risk
matters relevant to them and escalate as
required in compliance with the Operation
of Committees Policy and internal
applicable governance policies.
Cross functional oversight of AI Risk in the
bank, is provided by the Group AI
Governance Council, under the mandate of
Head of AI/ML Risk.
The Head of AI/ML Risk is also responsible
for establishing the AI Risk Appetite, and
enabling reporting of compliance with the
AI Policy and AI Standard to the Group and
local entity Board Risk Committee(s).
In addition, the Model Strategy and
Oversight (MSO) Team, which is a first line
independent team, provides oversight of
strategic modelling decisions of material
models, in particular ensuring compliance
with regulations and relevant technical
standards, following a risk-based approach
focusing on material modelling issues,
including:
•Ensures a comprehensive / consistent
approach taken across the bank to deliver
material models requirements;
•Provides challenge to modelling decisions
taken by Model Owners and Developers;
•Participates in the requisite forum (i.e.
Group Model Management Steering
Committee) to facilitate Senior
Management oversight of the strategic
approach taken for the development/re-
development of material models and of
key model aspects of associated rating
systems within Barclays.
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
Compliance Risk management
The risk of poor outcomes for, or harm to,
customers, clients and markets, arising from
the delivery of Barclays products and
services (Conduct Risk), and the risk to
Barclays, its clients, customers or markets
from a failure to comply with the laws, rules
and regulations (LRR) applicable to the
firm.
Overview
Compliance Risk incorporates wholesale
conduct, customer protection, data privacy,
regulatory compliance, product design and
review, and laws, rules and regulation risks.
Barclays  has no appetite for material
breaches of LRR, or Compliance Risk issues
and events that are material, systemic, not
promptly remediated, not reported to
regulators in a timely manner where
required, and/or are likely to result in
regulatory enforcement.
Organisation, roles and responsibilities
The Compliance Risk Management
Framework (CRMF) outlines how the
Barclays Group manages and measures its
Compliance Risk Profile. The Group Chief
Compliance Officer is accountable for
developing, maintaining and overseeing a
group-wide CRMF. The Group Chief
Compliance Officer is  responsible for
providing effective oversight of Compliance
Risk in line with the CRMF at the Entity and
Subsidiary level. This includes overseeing
the development and maintenance of the
relevant Compliance Risk policies and
associated standards, the monitoring of and
reporting on the consistent application and
the effectiveness of the implementation of
the controls by management, to manage
Compliance Risk. It is the responsibility of
the first line of defence to establish controls
to mitigate and monitor its compliance risk
exposure. The responsibility for LRR risk
management sits across various functions
and business units, including Legal, Chief
Controls Office, Risk and Compliance.
Senior managers are accountable within
their areas of responsibility for owning and
managing Compliance Risk in accordance
with the CRMF, as defined within their
regulatory Statement of Responsibilities, and
a dedicated team has been established in
Compliance to oversee and support senior
managers in LRR risk management.
Compliance as an independent second line
function oversees that Compliance Risks are
effectively identified, managed, monitored
and escalated, and has a key role in helping
Barclays achieve the right conduct outcomes
and evolve a compliance-focused culture.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	211

Principal risk management (continued)
The Bank’s Chief Compliance Officers
provides independent check and challenge to
Business Senior Management to ensure their
Compliance Risk management
accountabilities are carried out effectively,
including, but not limited to risk
assessments, mitigation plans and reporting.
The governance of Compliance Risk within
the Group  is fulfilled through management
committees and forums operated by the first
and second lines of defence, with clear
escalation and reporting lines into Board
level committees. The Barclays Group and
Barclays Bank Group Risk Committee and
the Barclays Bank UK Group Risk
Committee are  the primary second line
governance committee for the oversight of
the Compliance Risk profile and
responsibilities include the identification and
discussion of any emerging Compliance
Risk exposures in the Barclays Group and
Barclays Bank Group.
Culture and conduct
We believe the stronger the Group's culture,
the better the choices our people will make
and the stronger the business will be for all
stakeholders. While the Group's culture helps
us reduce the impact of poor conduct on
customers, we also do not intend to repeat the
errors of the past.
The Group's most senior leaders spend
significant time setting the right tone at
Barclays, and the Purpose and Values are
now deeply embedded in their messages.
The Barclays Way sets out the standards and
behaviour all employees must demonstrate
and guides the execution of our business.
We also strengthen our culture with clear
and effective controls. We continue
investing to enhance controls to support the
Group's commitment to conducting all
activities with integrity.

For details of the Board's role in embedding our Culture, Purpose, Values and Mindset, please refer to page 81 of the Directors' Report.

The Barclays Mindset
The Barclays Mindset acts as an operating
manual for how to get things done. It
focuses on three key elements that are core
to our success – Empower, Challenge and
Drive. Research shows that when we
demonstrate behaviours aligned to these
three elements, outcomes are better,
colleagues are more engaged and they are
more likely to stay longer to build their
career at Barclays.

For further details, see page 26 in Strategy for more information on the Barclays Mindset.

Managing Compliance risks

See page 104 in the Directors' report in addition to pages 198 and 298 in the risk review section for more information on how the Group defines, manages and mitigates Compliance risks.

Product design and review risk
It is important that the design of products and
services meets the needs of clients, customers
and markets as well as being aligned with
Barclays' policies. We do this by operating
two processes, which together form our
product design and review risk framework.
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
Areas of Barclays that undertake Investment
activity also operate additional product
governance processes and controls, reflecting
the higher risk of these more complex
products and the importance of products and
services meeting the needs of  Clients.

The BPLC, BBPLC and BBUKPLC Board
Risk Committees review, on behalf of their
respective Boards, the management of
Compliance risk and the Compliance risk
profile for their respective entities.
Please refer to the report of the BPLC Board
Risk Committee on pages 100 and 104 and
the reports of the BBPLC and BBUKPLC
Board Risk Committees within the BBPLC
and BBUKPLC 2025 Annual Reports
available at home.barclays/investor-
relations/reports-and-events/annual-
reports/ for more information.

Customer communications
It is important that engagement with
customers is open and honest and that we
treat them fairly to avoid foreseeable harm
and to make sure they are not exploited or
misled. The Group continues to take steps to
ensure that customers’ needs and priorities
are understood before making
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
recipient),
•communications are withdrawn from
further circulation when they are no
longer accurate or fit for purpose, and
•customers do not receive inadequate
advice, misleading information,
unsuitable products or unacceptable
service.
The Group's processes include a review of
relevant communications which are
supported by the Compliance and Legal
functions to help ensure we meet both
internal customer engagement standards and
we are compliant with external regulations.
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

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	212

Principal risk management (continued)
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
and/or financial penalties.
Overview
Financial Crime risk management
incorporates anti-bribery and corruption,
anti-money laundering (including terrorist
financing), tax evasion facilitation and
sanctions risks (including proliferation
financing).
Barclays has no appetite for Financial Crime
risk issues and events that are material,
systemic, not promptly remediated, not
reported to regulators in a timely manner
where required, and/or are likely to result in
regulatory enforcement. Barclays will enable
and support clients and customers to safely
pursue their financial objectives and avoid
causing negative impacts to the same
through regulatory or legislative breaches,
including potential or foreseeable harm,
caused by financial crime.
Barclays strives to prevent detect and report
financial crime through the execution of its
end-to-end control framework.
Organisation, roles and responsibilities
The Financial Crime Risk Management
Framework (FCRMF) outlines how the
Group manages and measures its Financial
Crime risk profile. The Group Chief
Compliance Officer is accountable for
developing and overseeing the
implementation of the FCRMF and the
Financial Crime Policy. This includes
defining the relevant control objectives,
principles and other core requirements for
the activities of the Group. It is the
responsibility of the first line of defence to
maintain and embed the necessary risk and
control environment for effective risk
management and to ensure accurate,
transparent and timely reporting on
Financial Crime risk to the relevant
governance fora.
Senior managers are accountable within
their areas of responsibility for the
identification and management of financial
crime risk in accordance with the FCRMF,
as defined within their regulatory Statement
of Responsibilities.
Financial Crime Compliance, as an
independent second line function, oversees
that financial crime risks are effectively
identified, managed, monitored and
escalated, providing check and challenge to
the business and ensuring that
accountabilities are carried out effectively.
The governance of Financial Crime Risk
within Barclays is fulfilled through
management committees and forums
operated by the first and second lines of
defence, with clear escalation and reporting
lines into Board level committees. The
Group Chief Compliance Officer provides
reporting as required by Executive and
Corporate Governance to support the
oversight of the Group Financial Crime Risk
profile.
In addition, Legal Entity and Regional Chief
Compliance Officers and entity Money
Laundering Reporting Officers (MLROs)
will provide reporting as required by their
entity Executive and Corporate (Board-
level) Governance arrangements to support
the oversight of the entity Financial Crime
Risk profile.
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
Organisation, roles and responsibilities
The Barclays PLC Board is responsible for
reviewing and monitoring the effectiveness
of the Barclays Group management of
reputation risk.
The Group Chief Compliance Officer is
responsible for developing and overseeing
the implementation of Reputation Risk
Management Framework, Policies and
Associated Standards. The Reputation Risk
Management Framework (RRMF) sets out
what is required to manage reputation risk
across the Group, including escalations to
the Group Reputation Risk Committee, as
required.
Each colleague is responsible for
identifying, assessing and escalating
reputation risk.
The Barclays Bank Group and Barclays
Bank UK Group are required to operate
within established reputation risk appetite,
and its component businesses prepare
reports for its respective Risk and Board
Risk Committees highlighting their most
significant current and potential reputation
risks and issues and how they are being
managed. These reports are a key internal
source of information for the quarterly
reputation risk reports which are prepared
for the Barclays Group ExCo and reviewed
by the Group Board twice yearly.
Legal Risk management
The risk of loss or imposition of penalties,
damages or fines from the failure of the firm
to meet applicable laws, rules, regulations or
contractual requirements or assert or defend
its intellectual property rights.
Overview
In conjunction with the Barclays Operational
Risk Framework, the Group wide Legal Risk
Management Framework (LRMF) comprises
a number of integrated components that
details how the Group identifies, manages
and measures its legal risk profile.
The multitude of laws and regulations across
the globe are highly dynamic and their
application to particular circumstances is
often unclear resulting in a high level of
inherent legal risk. The LRMF seeks to
mitigate legal risk  through the
implementation of Group wide legal risk
policies requiring the engagement of legal
professionals to provide legal advice in
situations that have the potential for legal
risk, identification and management of legal
risks by those professionals, and escalation
of legal risk as necessary. Legal risk is also
mitigated by the requirements of the
Compliance Risk Management Framework
(CRMF), including the responsibility of
legal professionals to proactively identify,
communicate and provide legal advice on
applicable laws, rules and regulations.
Notwithstanding these mitigating actions,
the Group operates with a level of residual
legal risk, for which the Group has limited
tolerance.
Organisation, roles and responsibilities
The Group's businesses and functions have
responsibility for identifying and escalating
legal risk to the Legal Function, as well as
responsibility for adherence to control
requirements.
The Legal Function organisation and
coverage model aligns legal expertise to

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	213

Principal risk management (continued)
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
The Group General Counsel is responsible
for developing and maintaining the Group
wide LRMF. This includes defining the
relevant legal risk policies and producing the
Group wide qualitative statement for legal
risk as part of Barclays' risk appetite
statement. The legal entity General Counsels
are responsible for the adoption and effective
implementation of  legal risk policies in the
respective legal entity.
The legal risk profile and control
environment is reviewed by management
through business risk committees and control
committees.
The Group Risk Committee is the most
senior executive body responsible for
reviewing and monitoring the effectiveness
of risk management across the Group.
Escalation paths from this committee exist to
the Barclays PLC Board Risk Committee.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	214

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
Elevated risk sectors
Barclays has assessed the physical and
transition risks associated with Corporate
and Financials sectors to identify and
categorise industry segments / activities with
heightened vulnerability to climate risks as
elevated sectors. In each sector there are a
range of vulnerabilities; whilst Barclays
distinguishes elevated activities within high-
level sectors, not all our clients in sectors
classified as elevated will have high carbon
intensity or physical risk vulnerability.
Residential Real Estate exposures are
included in this table as they are also
susceptible to climate-related risks, even
though Residential Real Estate is not
classified as an economic sector. The UK
mortgage portfolio exposures are included
with the Residential Real Estate and flagged
as elevated, while recognising that this
portfolio contains a range of vulnerabilities
to climate-related risks.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	215

Risk performance - Climate risk (continued)

Carbon-related assets (Incl. sub-sector breakdown)[1]
			2025				2024
			£m				£m
	Physical Risk[2]	Transition Risk[2]	Loans & advances[3]	Loan commitments[4]	Total	Of which: Elevated	Loans & advances[3]	Loan commitments[4]	Total	Of which: Elevated	% Change
Agriculture, food and forest products (logging)			3,227	856	4,083	4,035	3,430	803	4,233	4,179	(4%)
Agriculture	✓	✓	3,227	856	4,083	4,035	3,430	803	4,233	4,179
Energy and water			3,951	16,964	20,915	20,757	2,846	17,010	19,856	19,684	5%
Power utilities[5]	✓	✓	3,521	15,279	18,800	18,800	2,284	15,401	17,685	17,685
Metals (waste and recycling)			73	85	158	—	66	106	172	—
Water utilities	✓	✓	357	1,600	1,957	1,957	496	1,503	1,999	1,999
Manufacturing			5,845	31,063	36,908	11,887	5,527	30,519	36,046	12,344	2%
Automotive		✓	689	4,213	4,902	4,670	673	4,460	5,133	4,782
Cements		✓	67	214	281	281	34	303	337	337
Chemicals		✓	387	3,642	4,029	3,761	380	3,729	4,109	3,736
Food, beverage and tobacco		✓	918	5,638	6,556	652	925	5,906	6,831	814
Manufacturing - others[6]		✓	2,819	14,956	17,775	562	2,745	13,368	16,113	698
Metals		✓	285	251	536	229	281	387	668	262
Oil and gas (refining)	✓	✓	300	1,262	1,562	1,562	118	1,454	1,572	1,572
Packaging manufacturers: metal, glass and plastics			105	187	292	—	135	242	377	—
Paper and forest products (excluding logging)			260	545	805	—	219	544	763	—
Steel		✓	15	155	170	170	17	126	143	143
Materials and building			23,910	13,131	37,041	1,439	22,786	12,596	35,382	1,270	5%
Construction and materials	✓		1,768	1,524	3,292	1,439	1,956	1,326	3,282	1,270
Real estate management and development			22,142	11,607	33,749	—	20,830	11,270	32,100	—
Mining and quarrying			1,240	7,905	9,145	9,145	1,406	7,538	8,944	8,883	2%
Mining (incl. diversified miners)[7]	✓	✓	129	1,522	1,651	1,651	263	1,612	1,875	1,814
Oil and gas (extraction)	✓	✓	1,111	6,383	7,494	7,494	1,143	5,926	7,069	7,069
Transport and storage			1,930	7,591	9,521	6,817	1,735	7,508	9,243	6,716	3%
Aviation	✓	✓	365	2,412	2,777	2,684	232	2,346	2,578	2,474
Oil and gas (midstream)	✓	✓	112	2,502	2,614	2,614	163	2,566	2,729	2,729
Other transport services			754	1,442	2,196	—	686	1,318	2,004	—
Ports	✓		101	25	126	126	87	88	175	175
Road haulage		✓	366	520	886	471	430	484	914	495
Shipping		✓	232	690	922	922	137	706	843	843
Wholesale and retail distribution and leisure			2,362	6,179	8,541	4,559	2,487	5,560	8,047	4,270	6%
Oil and gas (wholesale)		✓	766	1,670	2,436	2,015	889	1,340	2,229	1,882
Others		✓	1,596	4,509	6,105	2,544	1,598	4,220	5,818	2,388
Other financial institutions			534	542	1,076	—	380	469	849	—	27%
Real estate management and development (REITs)			534	542	1,076	—	380	469	849	—
Home Loans			177,333	11,879	189,212	184,252	168,061	11,433	179,494	174,520	5%
Residential real estate	✓		177,333	11,879	189,212	184,252	168,061	11,433	179,494	174,520
Carbon-related assets/ Elevated risk sector: Grand total			220,332	96,110	316,442	242,891	208,658	93,436	302,094	231,866	5%
Total Loans & advances & Loan commitments			429,998	403,314	833,312	833,312	414,483	407,799	822,282	822,282	1%
Carbon-related assets / Total Loans & advances and Loan commitments			51%	24%	38%	29%	50%	23%	37%	28%	1%
Sub-total of sectors spanning in multiple industries
Oil and gas			2,289	11,817	14,106	13,685	2,313	11,286	13,599	13,252	4%
Notes:
1As industries decarbonise, sectors will increasingly include both carbon and non-carbon related activities e.g. Power utilities will also include, in part, their generation capacity from renewable energy sources.
2Physical risk and transition risk indicators are added for elevated risk sectors to indicate the primary drivers of risk. See page 33 for further details.
3Loans & advances includes debt securities at amortised cost amounting to £68,475m (2024: £68,210m) of which carbon related assets are £1,233m (2024: £1,929m).
These carbon related assets comprise £414m (2024: £1,388m) in Materials and buildings, £281m (2024: £241m) in Other financial corporations, £391m (2024: £228m) in
Transport and storage, £131m (2024: £63m) in Energy and water and £15m (2024: £9m) in Wholesale and retail distribution and leisure.
4Loan commitments excludes the fair value exposures of £21,292m in 2025 (2024: £15.350m).
5Power utilities includes exposure towards renewable energy of £4,968m (2024: £3,565m).
6Manufacturing - others includes areas such as Medical and surgical equipment, Mining, quarrying and construction machinery, Special purpose machinery, Aerospace,
Soaps and detergents, Cleaning and polishing preparations, Brushes, Stationery goods, Valves and compressors, Agricultural machinery & tractors, etc.
7Diversified miners with minority interests in thermal coal mining are included in this category.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	216

Risk performance - Climate risk (continued)
Nature priority sectors
As per TNFD's recommendation, certain industry segments ("nature priority sectors") are considered to have material nature-related dependencies and impacts.The table below shows Barclays exposure to these sectors  which we have produced by mapping the industry codes provided by the TNFD to Barclays Industry classifications.
The monitoring and reporting of our exposures to these priority sectors will evolve as approaches to nature-related risk management continue to develop. As a results, metrics and methodologies applied may change in future. It is also important to note that nature-related risks within a sector can vary substantially at the company or project level.

Credit exposures to nature priority sectors [1,2]
	2025			2024
	(£m)			(£m)
	Loans & advances[3]	Loan commitments[4]	Total	Loans & advances[3]	Loan commitments[4]	Total	% change
Agriculture	3,227	856	4,083	3,430	803	4,233	(4%)
Food, Beverage and tobacco	918	5,638	6,556	925	5,906	6,831	(4%)
Paper and forest products	260	545	805	219	544	763	6%
Oil and gas	2,289	11,817	14,106	2,313	11,286	13,599	4%
Power utilities[5]	3,521	15,279	18,800	2,284	15,401	17,685	6%
Cement	67	214	281	34	303	337	(17%)
Chemicals	387	3,642	4,029	380	3,729	4,109	(2%)
Construction and materials	2,073	2,126	4,199	2,315	1,941	4,256	(1%)
Manufacturing - personal care products	43	1,253	1,296	49	578	627	107%
Manufacturing - semiconductors and semiconductor equipments	270	733	1,003	254	582	836	20%
Manufacturing - textiles, apparel and luxury Goods	103	380	483	152	459	611	(21%)
Metals	285	251	536	347	453	800	(33%)
Mining (incl. diversified miners)[6]	129	1,522	1,651	263	1,612	1,875	(12%)
Packaging manufacturers: metal, glass and plastics	105	187	292	135	242	377	(23%)
Steel	15	155	170	17	126	143	19%
Automotive	689	4,213	4,902	673	4,460	5,133	(5%)
Aviation	365	2,412	2,777	232	2,346	2,578	8%
Other transport services	754	1,442	2,196	686	1,318	2,004	10%
Ports	101	25	126	87	88	175	(28%)
Road haulage	366	520	886	430	484	914	(3%)
Shipping	232	690	922	137	706	843	9%
Pharmaceuticals	111	6,260	6,371	345	6,491	6,836	(7%)
Sewerage, waste collection, treatment and disposal	234	471	705	244	484	728	(3%)
Water utilities	357	1,600	1,957	512	1,508	2,020	(3%)
Nature priority sector assets: Grand total	16,901	62,231	79,132	16,463	61,850	78,313	1%
Total Loans and advances and Loan commitments	429,998	403,314	833,312	414,483	407,799	822,282	1%
Nature priority sectors assets / Total Loans and advances and Loan commitments	4%	15%	9%	4%	15%	10%	(1%)
Notes:
1The scope of nature priority sector mapping is based on our periodic assessment of version 1 of the TNFD published in September 2023.
2The TNFD highlights real estate development as a priority sector for nature. Barclays has £34,825m (2024: £32,949m) of Loans and advances and Loan commitments to Real estate management and development related to nature priority sectors, of which the majority is from real estate investment activity. As a result, this has been excluded from the priority sector assets for Nature.
3Loans and advances includes debt securities at amortised cost amounting to £68,475m (2024: £68,210m) of which nature related assets are £522m (2024: £291m).
These nature related assets comprise £391m (2024: £228m) in Transport and storage and £131m (2024: £63m) in Energy and water.
4Loan commitments excludes the fair value exposures of £21,292m in 2025 (2024: £15.350m).
5Power utilities includes exposure towards renewable energy of £4,968m (2024: £3,565m).
6Diversified miners with minority interests in thermal coal mining are included in this category

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	217

Risk performance - Climate risk (continued)
Financing
To facilitate greater understanding and transparency of our capital markets financing, we disclose the total capital raised for clients across all sectors using data sourced from Dealogic. We have provided the  breakdown of our 2024 and 2025 financing below. We have constructed this table based on the mapping of issuers’ industry assignment in Dealogic data and Barclays’ internal industry taxonomy called Barclays
Industry Classification (BIC). Financing volumes are reported on a manager-proceeds basis including bonds, equities, loans and securitised bonds and no modifications have been made by Barclays. This data represents a third party view of our financing and is subject to Dealogic’s league table methodology, which pro-rates volume across lead-managers. We are presenting the data in this format to support transparency and comparability but it should be noted that this data is subject to further analysis and methodological enhancements, before it is included in
BlueTrack™.

Carbon-related sectors in wholesale credit (Dealogic Industry Classification)[1]
	31.12.2025 (£m)	Of which: Elevated	31.12.2024 (£m)	Of which: Elevated	% Change
Agriculture, food and forest products	44	44	95	95	(54)%
Agriculture	44	44	95	95
Energy and water	24,702	24,702	28,979	28,979	(15%)
Power utilities[2]	22,569	22,569	27,868	27,868
Water utilities	2,133	2,133	1,111	1,111
Manufacturing	38,765	11,755	31,901	10,973	22%
Automotive	5,888	5,888	5,347	5,347
Cements	140	140	344	344
Chemicals	2,674	2,674	4,146	3,894
Food, beverage and tobacco	7,133	347	7,591	115
Manufacturing - others	19,950	988	10,618	49
Metals	554	499	1,280	623
Oil and gas (refining)	614	614	601	601
Packaging manufacturers: metal, glass and plastics	502	—	1,056	—
Paper and forest products	705	—	918	—
Steel	605	605	—	—
Materials and building	7,218	900	6,190	731	17%
Construction and materials	1,133	900	810	731
Real estate management and development	6,085	—	5,380	—
Mining and quarrying	7,683	7,683	6,290	6,244	22%
Mining (Incl. diversified miners)[3]	843	843	585	539
Oil and gas (extraction)	6,840	6,840	5,705	5,705
Transport & storage	16,156	13,447	17,190	15,182	(6%)
Aviation	3,822	3,822	4,292	4,292
Oil and gas (midstream)	7,979	7,979	10,076	10,076
Other transport services	1,763	—	1,620	—
Ports	—	—	64	64
Road haulage	954	8	633	245
Shipping	1,638	1,638	505	505
Wholesale and retail distribution and leisure	4,722	2,508	4,160	1,066	14%
Oil and gas (wholesale)	776	484	235	100
Others	3,946	2,024	3,925	966
Other financial institutions	1,919	—	1,774	—	8%
Real estate management and development (REITs)	1,919	—	1,774	—
Carbon-related assets/ Elevated risk sector: Grand total	101,209	61,039	96,579	63,270	5%
Capital market financing total	425,697		415,433		2%
Financing to carbon-related sector / Total capital market financing %	24%		23%		1%

Sub-total of sectors spanning in multiple industries
Oil and gas	16,209	15,917	16,617	16,482	(2)%
Notes:
1As industries decarbonise, sectors will increasingly include both carbon and non-carbon related activities e.g. Power utilities will also include, in part, their generation capacity from renewable energy sources.
2Power utilities includes exposures towards renewable energy of £3,024m (2024: £2,428m).
3Diversified miners with minority interests in thermal coal mining are included in this category.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	218

Risk performance - Climate risk (continued)
Subsidence: Total Volume of stock (as % of total UK Mortgages portfolio) per risk band
Subsidence is driven by the interplay of precipitation, temperature and soil type factors, which result in volumetric changes to the soil.
Increased volatility in weather conditions, as a result of climate change, contributes to the acceleration of subsidence impacts. Some areas, particularly those with high concentrations of clay soil, for example London, are more susceptible to subsidence. This shrink-
swell impact can cause localised property level impacts, resulting in impacts to the valuation of a property, or impacts to affordability through remediation costs and high insurance premiums.
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
score (c.6.3%). This is due either to a lack of data coverage (i.e. the property is not covered by underlying maps), or a lack of certainty in address matching.

		As at 30 September 2025	As at 30 September 2024
Risk Band	Qualitative Risk Score	Volume %	Volume %
0	No Subsidence Risk	-	-
1	Low	9.6	9.6
2		36.2	36.1
3		23.2	23.4
4	Moderate	4.7	4.7
5		4.4	4.6
6		3.3	3.3
7	High	2.3	2.4
8		0	0
9		0.2	0.2
10	Very High	5.1	5.3
11		0	0
12		2.5	2.6
13		0	0
14		0	0
15		2.1	2.2
Missing		6.3	5.6
Note:
Data collected from 3rd party source based on one quarter lag. 30 September 2025 closest available dataset.
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
units) are considered likely to be eligible for Flood Re (a
government subsidised flood insurance scheme) until the scheme's expected expiry in 2039.

	As at 30 September 2025	As at 30 September 2024
Risk Band	Volume %	Volume %
Negligible	80.2	80.9
Very Low	7.4	7.6
Low	1.8	1.8
Moderate	1.6	1.6
High	2.6	2.6
Very High	1.2	1.2
Missing	5.3	4.3
Note:
Data collected from 3rd party source based on one quarter lag. 30 September 2025 closest available dataset.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	219

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

% of Total Lending (as % of total UK Mortgages balances) High: 2.5% Very High: 1.0%

Scotland % of Total Lending: 3.9% of which: High: 1.8% Very High: 0.9%
North West % of Total Lending: 6.3% of which: High: 2.8% Very High: 1.8%
Northern Ireland % of Total Lending: 0.9% of which: High: 1.1% Very High: 0.5%
West Midlands % of Total Lending: 5.4% of which: High: 1.6% Very High: 0.5%
Wales % of Total Lending: 2.3% of which: High: 2.3% Very High: 0.6%

South West % of Total Lending: 6.5% of which: High: 2.4% Very High: 0.9%

North East % of Total Lending: 2.0% of which: High: 1.2% Very High: 0.7%
Yorks & the Humber % of Total Lending: 4.3% of which: High: 2.3% Very High: 1.3%
East Midlands % of Total Lending: 4.8% of which: High: 2.6% Very High: 2.9%
East of England % of Total Lending: 12.2% of which: High: 2.4% Very High: 1.0%
London % of Total Lending: 31.0% of which: High: 2.6% Very High: 0.6%
South East % of Total Lending: 20.4% of which: High: 3.1% Very High: 1.0%
Darker shades indicate higher proportion of high or very high flood risk exposure
High and Very High Flood Risk are shown as % of regional exposure
Note:
Data collected from third party source based on one quarter lag. 30 September 2025 closest available dataset.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	220

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
situation, the likelihood of the ground collapsing is high (the coastal erosion data has determined that the current surface will no longer exist in  a defined number of years) and the potential severity of damage to the property is also high (the building itself could partially or completely collapse into the sea).

	As at 30 September 2025	As at 30 September 2024
Risk Band	Volume %	Volume %
Negligible	93.7	94.4
Low	-	-
Moderate	-	-
Very High	-	-
Missing	6.3	5.6
Note
Data collected from 3rd party source based on one quarter lag, 30 September 2025 closest available dataset.
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
Scotland or Northern Ireland (which use separate databases). Whilst Barclays’ proportion of ‘missing EPC ratings’ has declined year on year, the issue of missing EPC ratings is prevalent across the industry.
Current EPC: Residential and Buy-to-let balances and volume of stock per EPC rating as at September 20251

Current EPC Rating	Residential Mortgage Balances	Balance as % of Residential Mortgages portfolio	Volume as % of Residential Mortgages portfolio	Buy-to-Let Mortgage Balances	Balance as % of Buy-to-Let Mortgages portfolio	Volume as % of Buy-to-Let Mortgages portfolio
	£m	%	%	£m	%	%
A	1,011	0.7	0.5	17	0.1	0.1
B	24,534	16.5	15.3	1,724	11	9.2
C	31,462	21.1	20.3	5,176	32.9	33.9
D	45,311	30.4	28.2	5,285	33.6	34.1
E	16,364	11	9.4	1,308	8.3	8.4
F	3,632	2.4	2	80	0.5	0.5
G	685	0.5	0.4	23	0.1	0.1
Missing	25,988	17.4	23.9	2,105	13.5	13.7
Total	148,987	100	100	15,718	100	100
Note:
1    Data matching provided by 3rd party source based on one quarter lag, 30 September 2025 closest available dataset - EPC monitoring based on 30 September 2025 portfolio and 30 September 2025 Government EPC Register. If no valid EPC is mapped, the expired EPC (where available) is included as a proxy.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	221

Risk performance - Climate risk (continued)
EPC: Residential and Buy-to-let balances and volume of stock per EPC rating as at September 20241

Current EPC Rating	Residential Mortgage Balances	Balance as % of Residential Mortgages portfolio	Volume as % of Residential Mortgages portfolio	Buy-to-Let Mortgage Balances	Balance as % of Buy-to-Let Mortgages portfolio	Volume as % of Buy-to-Let Mortgages portfolio
	£m	%	%	£m	%	%
A	601	0.4	0.3	19	0.1	0.1
B	23,205	16.5	15.2	1,940	11	9.1
C	26,952	19.1	18.4	5,456	30.9	31.8
D	42,000	29.8	27.4	5,986	33.9	34.2
E	16,695	11.9	9.9	1,587	9	9.2
F	3,817	2.7	2.1	98	0.6	0.6
G	723	0.5	0.4	25	0.1	0.1
Missing	26,769	19.1	26.3	2,529	14.4	14.9
Total	140,762	100	100	17,640	100	100
Note:
1Data matching provided by 3rd party source based on one quarter lag, 30 September 2024 closest available dataset - EPC monitoring based on Sept-24 portfolio and
Sept-24 Government EPC Register.  If no valid EPC is mapped, the expired EPC (where available) is included as a proxy.
Potential EPC1: Residential and Buy-to-let balances and volume of stock per EPC rating as at September 20252

Potential EPC Rating	Residential Mortgage Balances	Balance as % of Residential Mortgages portfolio	Volume as % of Residential Mortgages portfolio	Buy-to-Let Mortgage Balances	Balance as % of Buy-to-Let Mortgages portfolio	Volume as % of Buy-to-Let Mortgages portfolio
	£m	%	%	£m	%	%
A	15,459	10.4	9.8	412	2.6	2.9
B	59,211	39.7	38.3	7,253	46.1	46.6
C	39,260	26.4	22.7	5,268	33.5	32.7
D	6,874	4.6	4.2	596	3.8	3.7
E	1,769	1.2	1	69	0.4	0.4
F	349	0.2	0.2	11	0.1	0.1
G	76	0.1	0	3	0	0
Missing	25,989	17.4	23.8	2,106	13.5	13.6
Total	148,987	100	100	15,718	100	100
Note:
1The potential EPC is the EPC rating that a property can reasonably be expected to achieve if the recommended energy efficiency upgrades are undertaken.
2Data matching provided by 3rd party source based on one quarter lag, 30 September 2025 closest available dataset - EPC monitoring based on Sept-25 portfolio and
Sept-25 Government EPC Register. If no valid EPC is mapped, the expired EPC (where available) is included as a proxy.
Potential EPC: Residential and Buy-to-let balances and volume of stock per EPC rating as at September 20241

Potential EPC Rating	Residential Mortgage Balances	Balance as % of Residential Mortgages portfolio	Volume as % of Residential Mortgages portfolio	Buy-to-Let Mortgage Balances	Balance as % of Buy-to-Let Mortgages portfolio	Volume as % of Buy-to-Let Mortgages portfolio
	£m	%	%	£m	%	%
A	13,892	9.9	9.3	474	2.7	2.9
B	52,672	37.4	36	8,017	45.4	45.8
C	37,461	26.6	22.4	5,802	32.9	31.8
D	7,471	5.3	4.6	716	4.1	4
E	2,012	1.4	1.1	87	0.5	0.5
F	398	0.3	0.2	13	0.1	0.1
G	87	0.1	0.1	3	0	0
Missing	26,769	19	26.3	2,528	14.3	14.9
Total	140,762	100	100	17,640	100	100
Note:
1Data matching provided by 3rd party source based on one quarter lag, 30 September 2024 closest available dataset - EPC monitoring based on Sept-24 portfolio and
Sept-24 Government EPC Register. If no valid EPC is mapped, the expired EPC (where available) is included as a proxy.
Business Banking - Livestock & Dairy Exposure
Given methane’s global warming potential the Livestock & Dairy sector is a significant contributor to the UK’s emissions footprint and is therefore susceptible to the transition risks of climate change, namely changes in Consumer sentiment, or policy, via introduction of potential emissions taxation. The Client Transition Tool is completed for Barclays Bank UK Business Banking clients in Livestock & Dairy sectors for all new or refinanced lending to assess transition trajectories against Barclays’ targets and benchmarks. This tool provides further granularity on clients' transition plans and progress. The Client Transition Tool has been enhanced in 2025 to make it easier for Relationship
Manager’s to complete on behalf of clients and increase the consistency in scoring Alongside this, Barclays Bank UK have also implemented an improved  Climate and Environment Lens questionnaire for clients in elevated climate risk sectors to provide enhanced insight into the climate risk of Barclays Bank UK clients.
The Barclays Bank UK Group utilises exposure data to identify what proportion of the Business Banking Agriculture portfolio consists of lending to Dairy & Livestock clients.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	222

Risk performance - Credit risk
Credit risk
Credit risk: summary of contents

		Page
Credit risk represents a significant risk and mainly arises from exposure to loans and advances together with the counterparty credit risk arising from derivative contracts entered into with clients.	Credit risk overview and summary of performance	223
	Maximum exposure and effects of netting, collateral and risk transfer	224
This section outlines the expected credit loss allowances, the movements in allowances during the period, material management adjustments to model output and measurement uncertainty and sensitivity analysis.	Expected Credit Losses	226
	•Loans and advances at amortised cost by geography	226
	•Loans and advances at amortised cost by product	230
	•Movement in gross exposure and impairment allowance including provisions for loan commitments and financial guarantees	231
	•Stage 2 decomposition	238
	Management adjustments to models for impairment	239
	Measurement uncertainty and sensitivity analysis	243
The Group reviews and monitors risk concentrations in a variety of ways. This section outlines performance against key concentration risks.	Analysis of the concentration of credit risk	252
	•Credit risk concentration by Industry for contractual maturity, staging and geography	252
	Approach to management and representation of credit quality	254
	•Asset credit quality	254
	•Debt securities	254
	•Balance sheet credit quality	255
	•Credit exposures by internal PD grade	257
Credit risk monitors exposure performance across a range of significant portfolios.	Analysis of specific portfolios and asset types	262
	•Secured home loans	262
	•Retail Credit cards and Retail Other	264
The Group monitors exposures to assets where there is a heightened likelihood of default and assets where an actual default has occurred. From time to time, suspension of certain aspects of client credit agreements are agreed, generally during temporary periods of financial difficulties where the Group is confident that the client will be able to remedy the suspension. This section outlines the current exposure to assets with this treatment.	Forbearance	265
	•Retail forbearance programmes	266
	•Wholesale forbearance programmes	267

This section provides an analysis of credit risk on debt securities and derivatives.	Analysis of debt securities	267
	Analysis of derivatives	268
This section provides an analysis of credit risk on assets held for sale	Assets held for sale	268

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	223

Risk performance - Credit risk (continued)
Credit Risk
All disclosures in this section, pages 223 to
272 are unaudited unless otherwise stated.
Overview
Credit risk represents a significant risk to the
Group, arising primarily from loans and
advances and counterparty credit risk from
derivative contracts with clients.
The credit risk disclosures exclude financial
assets not subject to credit risk, such as
equity securities, and certain contingent
liabilities including performance guarantees.
These disclosures are materially aligned with
the recommendations of the Taskforce on
Disclosures about Expected Credit Losses
(DECL).
Summary of performance in the
year
Gross exposure
Gross loans and advances, including debt
securities at amortised cost, increased by
£15.7bn to £435.3bn (2024: £419.6bn)
principally driven by growth in UK
Mortgages (£9.2bn), UK Corporate Banking
(£4.4bn), UK Cards (£1.4bn), IB (£1.1bn),
and a £0.9bn increase in USCB from the
partnership with GM. Offsets included
£(1.0)bn ESHLA repayments, £(0.8)bn
government scheme lending repayments in
Business Banking, and the impact of a
stronger sterling against the US dollar
(c.7%).
Partnership with General Motors (GM)
Barclays USCB entered into an exclusive
co‑branded credit card partnership with GM
on August 22, 2025. As at December 31,
2025, gross loans and advances at amortised
cost include £1.3bn of balances arising from
this arrangement, comprising £1.2bn of
consumer and £0.1bn of the business card
receivables, together with an associated
impairment allowance of £0.1bn.
Exposure net of risk mitigation
The Group’s net exposure to credit risk
increased by 3% to £1,108bn (2024:
£1,074bn), primarily reflecting higher cash
and balances at central banks (£19.6bn), cash
collateral and settlement balances (£11bn)
and increased holding of trading portfolio
assets (£11.1bn). This was partially offset by
a decrease in assets at fair value through
other comprehensive income (£4.8bn) and a
decrease in assets held for sale driven by the
disposal of the German consumer finance
business (£3.7bn). Overall, the credit risk
mitigation held against total exposure
remained broadly stable at 41% (2024: 42%).
Credit quality
Delinquencies remained broadly stable across
the Group, supported by a range of ongoing
risk management actions designed to
maintain the Group's defensive position amid
macroeconomic headwinds. The Corporate
loan portfolio continued to benefit from high-
quality exposures and credit protection, and
single name charges remained idiosyncratic
in nature.

Further analysis of the credit quality of assets is presented in the approach to management and representation of credit quality section.

Stage movements
Stage 2 gross exposures decreased by
£(6.5)bn, primarily reflecting transfers to
Stage 1 following the rebuild of UK
Mortgages impairment models, which now
better capture consumer behaviour, and the
impact of a stronger sterling against the US
dollar.
Stage 3 balances increased to £7.5bn (2024:
£7.4bn) due to single name charges in IB,
partially offset by repayments in Business
Banking.

Refer to page 226 for further details.

Scenario
Global growth slows modestly as rising US
tariffs and retaliatory measures disrupt trade
flows, though domestic demand in advanced
economies remains resilient. For Q425,
macroeconomic scenarios have been
refreshed and are designed around a wide
range of economic outcomes, with the
Downside 2 (DS2) scenario broadly aligned
to Barclays' 2025 Internal Stress Test
(IST25), incorporating climate-related
drivers.

Refer to the Barclays' resilience to climate scenarios on page 64 for further details.

ECL
Impairment allowances on loans and
advances at amortised cost including off-
balance sheet exposures, increased to £5.7bn
(2024: £5.5bn) largely attributable to a single
name charge in IB, elevated US
macroeconomic uncertainty, GM portfolio
acquisition and Tesco stage migration. This
was partially offset by UK Cards model
remediation and a stronger sterling against
the US dollar. On-balance sheet coverage
remained strong and stable at 1.2% (2024:
1.2%).
Credit impairment charges/(releases)
Credit impairment charges increased to
£2,279m (2024: £1,982m) reflecting
acquisition of the GM portfolio, a single
name charge in IB and elevated US
macroeconomic uncertainty.
Management adjustments
Economic uncertainty adjustments increased
to £115m (2024: £78m), reflecting an
additional provision for elevated US
macroeconomic uncertainty following tariff
developments. This was partially offset by
the retirement of adjustments following the
rebuild of UK Mortgages impairment
models, which now better capture consumer
responses to the macroeconomic outlook.

Refer to the Management adjustment to models for impairment section on page 239 for further details.

Climate
Barclays assesses climate‑related physical
and transition risks through scenario analysis
and targeted reviews of climate‑sensitive
portfolios. The DS2 scenario is broadly
aligned with the climate‑aware IST25, and
selected portfolios incorporate enhanced
customer‑level climate‑risk modelling.
Assets Held for Sale
The sale of the German consumer finance
business, previously classified as held for
sale, has been completed. The ‘Held for Sale’
section continues to include credit risk
disclosures for a co-branded card portfolio in
the USCB.

Further detail can be found in the Financial
statements section in Note 8 Credit
impairment charges/(releases). Description of
terminology can be found in the glossary,
available at home.barclays/annualreport.

Refer to the credit risk management section for the details of governance, policies and procedures.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	224

Risk performance - Credit risk (continued)
Maximum exposure and effects of netting, collateral and risk transfer
The following tables present a reconciliation between the Group's maximum exposure and its net exposure to credit risk, reflecting the financial effects of risk mitigation reducing the Group's exposure.
The Group mitigates the credit risk to which it is exposed through netting and set-off, collateral and risk transfer. Further detail on the Group’s policies to each of these forms of credit enhancement is presented on pages 131 to 132 of the Barclays PLC Pillar 3 Report 2025 (unaudited).
Collateral obtained
Where collateral has been obtained in the event of default, the Group does not, ordinarily, use such assets for its own operations and they are usually sold on a timely basis. The carrying value of assets held by the Group as at 31 December 2025, as a result of the enforcement of collateral, was £47m (2024: £12m).

Maximum exposure and effects of netting, collateral and risk transfer (audited)
	Maximum exposure	Netting and set-off	Cash collateral	Non-cash collateral	Risk transfer	Exposure net of risk mitigation
As at 31 December 2025	£m	£m	£m	£m	£m	£m
On-balance sheet:
Cash and balances at central banks	229,752	—	—	—	—	229,752
Cash collateral and settlement balances	130,532	—	—	—	—	130,532
Loans and advances at amortised cost:
Retail mortgages	177,333	—	(11)	(177,294)	(6)	22
Retail credit cards	36,952	—	—	—	—	36,952
Retail other	13,914	—	(1,064)	(2,657)	(43)	10,150
Corporate loans	133,324	(2,977)	(1,429)	(76,288)	(9,683)	42,947
Total loans and advances at amortised cost	361,523	(2,977)	(2,504)	(256,239)	(9,732)	90,071
Of which credit-impaired (Stage 3):
Retail mortgages	1,883	—	—	(1,883)	—	—
Retail credit cards - excluding POCI	486	—	—	—	—	486
Retail credit cards - POCI	24	—	—	—	—	24
Retail other - excluding POCI	116	—	—	(90)	—	26
Retail other - POCI	15	—	—	—	—	15
Corporate loans	2,355	—	(22)	(1,410)	(426)	497
Total credit-impaired loans and advances at amortised cost	4,879	—	(22)	(3,383)	(426)	1,048
Debt securities at amortised cost	68,475	—	—	(136)	—	68,339
Reverse repurchase agreements and other similar secured lending	17,622	—	—	(17,622)	—	—
Trading portfolio assets:
Debt securities	94,359	—	—	(639)	—	93,720
Traded loans	12,249	—	—	(4,907)	—	7,342
Total trading portfolio assets	106,608	—	—	(5,546)	—	101,062
Financial assets at fair value through the income statement:
Loans and advances	47,672	—	(17)	(43,588)	—	4,067
Debt securities	3,214	—	—	(359)	—	2,855
Reverse repurchase agreements	132,488	—	(1,396)	(130,734)	—	358
Other financial assets	83	—	—	—	—	83
Total financial assets at fair value through the income statement	183,457	—	(1,413)	(174,681)	—	7,363
Derivative financial instruments	252,459	(194,743)	(30,758)	(12,646)	(4,121)	10,191
Financial assets at fair value through other comprehensive income	74,390	—	—	(2,390)	(134)	71,866
Other assets	847	—	(1)	—	—	846
Assets held for sale	5,801	—	—	—	—	5,801
Total on-balance sheet	1,431,466	(197,720)	(34,676)	(469,260)	(13,987)	715,823

Off-balance sheet:
Contingent liabilities	25,374	—	(1,768)	(768)	(194)	22,644
Loan commitments	424,606	—	(492)	(52,384)	(2,437)	369,293
Total off-balance sheet	449,980	—	(2,260)	(53,152)	(2,631)	391,937

Total	1,881,446	(197,720)	(36,936)	(522,412)	(16,618)	1,107,760
The above table excludes any credit risk mitigation that does not impact the expected credit loss for financial assets measured at amortised cost. Off-balance sheet exposures are shown gross of provisions of £416m (2024: £439m), see Note 24 for further details. In addition to the above, the Group holds forward starting reverse repos with notional contract amounts of £81.5bn (2024: £108.6bn) which are fully collateralised. Corporate loans at amortised cost include £1.8bn (2024: £3.3bn) of BBLS, CBILS and CLBILS supported by UK government guarantees of £1.8bn (2024: £3.2bn), which are included within the Risk transfer column in the table. Reported off-balance sheet loan commitments  also include exposures relating to financial assets classified as assets held for sale.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	225

Risk performance - Credit risk (continued)

Maximum exposure and effects of netting, collateral and risk transfer (audited)
	Maximum exposure	Netting and set-off	Cash collateral	Non-cash collateral	Risk transfer	Exposure net of risk mitigation
As at 31 December 2024	£m	£m	£m	£m	£m	£m
On-balance sheet:
Cash and balances at central banks	210,184	—	—	—	—	210,184
Cash collateral and settlement balances	119,843	—	—	—	—	119,843
Loans and advances at amortised cost:
Retail mortgages	168,061	—	(22)	(168,026)	—	13
Retail credit cards	34,779	—	—	—	—	34,779
Retail other	13,808	—	(1,106)	(2,502)	(36)	10,164
Corporate loans	129,625	(3,006)	(1,107)	(67,909)	(11,548)	46,055
Total loans and advances at amortised cost	346,273	(3,006)	(2,235)	(238,437)	(11,584)	91,011
Of which credit-impaired (Stage 3):
Retail mortgages	1,875	—	—	(1,874)	—	1
Retail credit cards - excluding POCI	396	—	—	—	—	396
Retail credit cards - POCI	40	—	—	—	—	40
Retail other - excluding POCI	217	—	(21)	(175)	—	21
Retail other - POCI	17	—	—	—	—	17
Corporate loans	2,490	—	(32)	(1,108)	(415)	935
Total credit-impaired loans and advances at amortised cost	5,035	—	(53)	(3,157)	(415)	1,410
Debt securities at amortised cost	68,210	—	—	(583)	(90)	67,537
Reverse repurchase agreements and other similar secured lending	4,734	—	—	(4,734)	—	—
Trading portfolio assets:
Debt securities	78,014	—	—	(657)	—	77,357
Traded loans	13,470	—	—	(878)	—	12,592
Total trading portfolio assets	91,484	—	—	(1,535)	—	89,949
Financial assets at fair value through the income statement:
Loans and advances	45,068	—	(17)	(41,766)	—	3,285
Debt securities	2,965	—	—	(182)	—	2,783
Reverse repurchase agreements	141,773	—	(2,429)	(138,905)	—	439
Other financial assets	110	—	—	—	—	110
Total financial assets at fair value through the income statement	189,916	—	(2,446)	(180,853)	—	6,617
Derivative financial instruments	293,530	(230,434)	(30,637)	(12,633)	(5,284)	14,542
Financial assets at fair value through other comprehensive income	78,055	—	—	(1,104)	(246)	76,705
Other assets	891	—	(1)	—	—	890
Assets held for sale	9,544	—	—	—	—	9,544
Total on-balance sheet	1,412,664	(233,440)	(35,319)	(439,879)	(17,204)	686,822

Off-balance sheet:
Contingent liabilities	25,346	—	(2,664)	(441)	(248)	21,993
Loan commitments	423,149	—	(550)	(55,327)	(1,899)	365,373
Total off-balance sheet	448,495	—	(3,214)	(55,768)	(2,147)	387,366

Total	1,861,159	(233,440)	(38,533)	(495,647)	(19,351)	1,074,188

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	226

Risk performance - Credit risk (continued)
Expected Credit Losses
Loans and advances at amortised cost by geography
Total loans and advances at amortised cost in the credit risk performance section includes loans and advances at amortised cost to banks and loans and advances at amortised cost to customers.
The table below presents a product and geographical breakdown of loans and advances at amortised cost and the impairment allowance by stage; and includes purchased or originated credit-impaired (POCI) balances. POCI balances represent a fixed pool of assets purchased at a deep discount to face value reflecting credit losses incurred from the point of origination to date of acquisition. The table also presents stage allocation of debt securities and off-balance sheet loan commitments and financial guarantee contracts.
Impairment allowance under IFRS 9 considers both the drawn and the undrawn counterparty exposure. For retail portfolios, the total impairment allowance is allocated to gross loans and advances to the extent allowance does not exceed the drawn exposure and any excess is reported on the liabilities side of the balance sheet as a provision. For wholesale portfolios, impairment allowance on undrawn exposure is reported on the liability side of the balance sheet as a provision.

Loans and advances at amortised cost by geography (audited)
	Gross exposure					Impairment allowance
	Stage 1	Stage 2	Stage 3 excluding POCI	Stage 3 POCI	Total	Stage 1	Stage 2	Stage 3 excluding POCI	Stage 3 POCI	Total
As at 31 December 2025	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Retail mortgages	159,825	13,757	1,836	—	175,418	15	16	60	—	91
Retail credit cards	14,922	1,943	279	24	17,168	171	398	174	—	743
Retail other	9,867	1,512	286	15	11,680	98	178	214	—	490
Corporate loans[1]	54,182	6,936	1,392	—	62,510	125	180	422	—	727
Total UK	238,796	24,148	3,793	39	266,776	409	772	870	—	2,051
Retail mortgages	1,829	72	131	—	2,032	2	—	24	—	26
Retail credit cards	18,801	2,536	1,776	—	23,113	395	796	1,395	—	2,586
Retail other	2,482	206	63	—	2,751	3	5	19	—	27
Corporate loans	66,671	3,702	1,767	—	72,140	82	135	382	—	599
Total Rest of the World	89,783	6,516	3,737	—	100,036	482	936	1,820	—	3,238
Total loans and advances at amortised cost	328,579	30,664	7,530	39	366,812	891	1,708	2,690	—	5,289
Debt Securities at amortised cost	68,126	371	—	—	68,497	13	9	—	—	22
Total loans and advances at amortised cost including Debt Securities	396,705	31,035	7,530	39	435,309	904	1,717	2,690	—	5,311
Off-balance sheet loan commitments and financial guarantee contracts[2]	410,493	16,473	812	5	427,783	144	240	32	—	416
Total[3,4]	807,198	47,508	8,342	44	863,092	1,048	1,957	2,722	—	5,727

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	227

Risk performance - Credit risk (continued)

	Net Exposure					Coverage ratio
	Stage 1	Stage 2	Stage 3 excluding POCI	Stage 3 POCI	Total	Stage 1	Stage 2	Stage 3 excluding POCI	Stage 3 POCI	Total
As at 31 December 2025	£m	£m	£m	£m	£m	%	%	%	%	%
Retail mortgages	159,810	13,741	1,776	—	175,327	—	0.1	3.3	—	0.1
Retail credit cards	14,751	1,545	105	24	16,425	1.1	20.5	62.4	—	4.3
Retail other	9,769	1,334	72	15	11,190	1.0	11.8	74.8	—	4.2
Corporate loans[1]	54,057	6,756	970	—	61,783	0.2	2.6	30.3	—	1.2
Total UK	238,387	23,376	2,923	39	264,725	0.2	3.2	22.9	—	0.8
Retail mortgages	1,827	72	107	—	2,006	0.1	—	18.3	—	1.3
Retail credit cards	18,406	1,740	381	—	20,527	2.1	31.4	78.5	—	11.2
Retail other	2,479	201	44	—	2,724	0.1	2.4	30.2	—	1.0
Corporate loans	66,589	3,567	1,385	—	71,541	0.1	3.6	21.6	—	0.8
Total Rest of the world	89,301	5,580	1,917	—	96,798	0.5	14.4	48.7	—	3.2
Total loans and advances at amortised cost	327,688	28,956	4,840	39	361,523	0.3	5.6	35.7	—	1.4
Debt securities at amortised cost	68,113	362	—	—	68,475	—	2.4	—	—	—
Total loans and advances at amortised cost including debt securities	395,801	29,318	4,840	39	429,998	0.2	5.5	35.7	—	1.2
Off-balance sheet loan commitments and financial guarantee contracts[2]	410,349	16,233	780	5	427,367	—	1.5	3.9	—	0.1
Total[3,4]	806,150	45,551	5,620	44	857,365	0.1	4.1	32.6	—	0.7
Notes:
1Includes Business Banking, which has a gross exposure of £12.4bn and an impairment allowance of £326m. This comprises £62m impairment allowance on £9.3bn
Stage 1 exposure, £50m on £2.3bn Stage 2 exposure and £214m on £0.8bn Stage 3 exposure. Excluding this, total coverage for corporate loans in UK is 0.8%.
2Excludes loan commitments and financial guarantees of £22.2bn carried at fair value and includes exposure relating to financial assets classified as assets held for sale.
3Other financial assets subject to impairment excluded in the table above include cash collateral and settlement balances, reverse repurchase agreements and other similar secured lending, financial assets at fair value through other comprehensive income and other assets. These have a total gross exposure of £224.1bn and an impairment allowance of £150m. This comprises £18m impairment allowance on £222.4bn Stage 1 exposure, £8m on £1.6bn  Stage 2 exposure and £124m on
£127m Stage 3 exposure.
4The annualised loan loss rate is 52bps after applying the total impairment charge of £2,279m.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	228

Risk performance - Credit risk (continued)

Loans and advances at amortised cost by geography (audited)
	Gross exposure					Impairment allowance
	Stage 1	Stage 2	Stage 3 excluding POCI	Stage 3 POCI	Total	Stage 1	Stage 2	Stage 3 excluding POCI	Stage 3 POCI	Total
As at 31 December 2024	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Retail mortgages	145,039	19,507	1,793	—	166,339	36	61	61	—	158
Retail credit cards	13,497	2,064	179	40	15,780	219	440	91	—	750
Retail other	10,606	1,218	257	17	12,098	135	110	138	—	383
Corporate loans[1]	52,284	7,266	2,171	—	61,721	133	196	420	—	749
Total UK	221,426	30,055	4,400	57	255,938	523	807	710	—	2,040
Retail mortgages	1,651	89	169	—	1,909	2	1	26	—	29
Retail credit cards	17,629	2,953	1,724	—	22,306	334	807	1,416	—	2,557
Retail other	1,844	155	121	—	2,120	3	1	23	—	27
Corporate loans	64,224	3,901	945	—	69,070	76	135	206	—	417
Total Rest of the World	85,348	7,098	2,959	—	95,405	415	944	1,671	—	3,030
Total loans and advances at amortised cost	306,774	37,153	7,359	57	351,343	938	1,751	2,381	—	5,070
Debt securities at amortised cost	64,988	3,245	—	—	68,233	12	11	—	—	23
Total loans and advances at amortised cost including debt securities	371,762	40,398	7,359	57	419,576	950	1,762	2,381	—	5,093
Off-balance sheet loan commitments and financial guarantee contracts[2]	412,255	18,728	1,168	6	432,157	164	250	25	—	439
Total[3,4]	784,017	59,126	8,527	63	851,733	1,114	2,012	2,406	—	5,532

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	229

Risk performance - Credit risk (continued)

Loans and advances at amortised cost by geography (audited)
	Net Exposure					Coverage ratio
	Stage 1	Stage 2	Stage 3 excluding POCI	Stage 3 POCI	Total	Stage 1	Stage 2	Stage 3 excluding POCI	Stage 3 POCI	Total
As at 31 December 2024	£m	£m	£m	£m	£m	%	%	%	%	%
Retail mortgages	145,003	19,446	1,732	—	166,181	—	0.3	3.4	—	0.1
Retail credit cards	13,278	1,624	88	40	15,030	1.6	21.3	50.8	—	4.8
Retail other	10,471	1,108	119	17	11,715	1.3	9.0	53.7	—	3.2
Corporate loans[1]	52,151	7,070	1,751	—	60,972	0.3	2.7	19.3	—	1.2
Total UK	220,903	29,248	3,690	57	253,898	0.2	2.7	16.1	—	0.8
Retail mortgages	1,649	88	143	—	1,880	0.1	1.1	15.4	—	1.5
Retail credit cards	17,295	2,146	308	—	19,749	1.9	27.3	82.1	—	11.5
Retail other	1,841	154	98	—	2,093	0.2	0.6	19.0	—	1.3
Corporate loans	64,148	3,766	739	—	68,653	0.1	3.5	21.8	—	0.6
Total Rest of the World	84,933	6,154	1,288	—	92,375	0.5	13.3	56.5	—	3.2
Total loans and advances at amortised cost	305,836	35,402	4,978	57	346,273	0.3	4.7	32.4	—	1.4
Debt securities at amortised cost	64,976	3,234	—	—	68,210	—	0.3	—	—	—
Total loans and advances at amortised cost including debt securities	370,812	38,636	4,978	57	414,483	0.3	4.4	32.4	—	1.2
Off-balance sheet loan commitments and financial guarantee contracts[2]	412,091	18,478	1,143	6	431,718	—	1.3	2.1	—	0.1
Total[3,4]	782,903	57,114	6,121	63	846,201	0.1	3.4	28.2	—	0.6
Notes:
1Includes Business Banking, which has a gross exposure of £13.1bn and an impairment allowance of £356m. This comprises £60m impairment allowance on £8.9bn
Stage 1 exposure, £60m on £2.8bn Stage 2 exposure and £236m on £1.5bn Stage 3 exposure. Excluding this, total coverage for corporate loans in UK is 0.8%.
2Excludes loan commitments and financial guarantees of £16.3bn carried at fair value and includes exposure relating to financial assets classified as assets held for sale.
3Other financial assets subject to impairment excluded in the table above include cash collateral and settlement balances,  reverse repurchase agreements and other similar secured lending, financial assets at fair value through other comprehensive income and other assets. These have a total gross exposure of £204.2bn and an impairment allowance of £156m. This comprises £19m impairment allowance on £202.7bn Stage 1 exposure, £7m on £1.3bn Stage 2 exposure and £130m on
£139m Stage 3 exposure.
4The annualised loan loss rate is 46bps after applying the total impairment charge of £1,982m.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	230

Risk performance - Credit risk (continued)
Loans and advances at amortised cost by product (audited)
The table below presents a product breakdown by stages of loans and advances at amortised cost. Also included is a breakdown of Stage 2 past due balances.

Loans and advances at amortised cost by product (audited)
		Stage 2
As at 31 December 2025	Stage 1	Not past due	<=30 days past due	>30 days past due	Total	Stage 3 excluding POCI	Stage 3 POCI	Total
Gross exposure	£m	£m	£m	£m	£m	£m	£m	£m
Retail mortgages	161,654	11,072	2,033	724	13,829	1,967	—	177,450
Retail credit cards	33,723	3,832	317	330	4,479	2,055	24	40,281
Retail other	12,349	1,398	207	113	1,718	349	15	14,431
Corporate loans	120,853	10,409	71	158	10,638	3,159	—	134,650
Total	328,579	26,711	2,628	1,325	30,664	7,530	39	366,812

Impairment allowance
Retail mortgages	17	9	4	3	16	84	—	117
Retail credit cards	566	840	138	216	1,194	1,569	—	3,329
Retail other	101	126	28	29	183	233	—	517
Corporate loans	207	298	7	10	315	804	—	1,326
Total	891	1,273	177	258	1,708	2,690	—	5,289

Net exposure
Retail mortgages	161,637	11,063	2,029	721	13,813	1,883	—	177,333
Retail credit cards	33,157	2,992	179	114	3,285	486	24	36,952
Retail other	12,248	1,272	179	84	1,535	116	15	13,914
Corporate loans	120,646	10,111	64	148	10,323	2,355	—	133,324
Total	327,688	25,438	2,451	1,067	28,956	4,840	39	361,523

Coverage ratio	%	%	%	%	%	%	%	%
Retail mortgages	—	0.1	0.2	0.4	0.1	4.3	—	0.1
Retail credit cards	1.7	21.9	43.5	65.5	26.7	76.4	—	8.3
Retail other	0.8	9.0	13.5	25.7	10.7	66.8	—	3.6
Corporate loans	0.2	2.9	9.9	6.3	3.0	25.5	—	1.0
Total	0.3	4.8	6.7	19.5	5.6	35.7	—	1.4

As at 31 December 2024
Gross exposure	£m	£m	£m	£m	£m	£m	£m	£m
Retail mortgages	146,690	16,790	2,034	772	19,596	1,962	—	168,248
Retail credit cards	31,126	4,435	303	279	5,017	1,903	40	38,086
Retail other	12,450	1,056	211	106	1,373	378	17	14,218
Corporate loans	116,508	10,849	144	174	11,167	3,116	—	130,791
Total	306,774	33,130	2,692	1,331	37,153	7,359	57	351,343

Impairment allowance
Retail mortgages	38	42	13	7	62	87	—	187
Retail credit cards	553	959	122	166	1,247	1,507	—	3,307
Retail other	138	76	17	18	111	161	—	410
Corporate loans	209	316	7	8	331	626	—	1,166
Total	938	1,393	159	199	1,751	2,381	—	5,070

Net exposure
Retail mortgages	146,652	16,748	2,021	765	19,534	1,875	—	168,061
Retail credit cards	30,573	3,476	181	113	3,770	396	40	34,779
Retail other	12,312	980	194	88	1,262	217	17	13,808
Corporate loans	116,299	10,533	137	166	10,836	2,490	—	129,625
Total	305,836	31,737	2,533	1,132	35,402	4,978	57	346,273

Coverage ratio	%	%	%	%	%	%	%	%
Retail mortgages	—	0.3	0.6	0.9	0.3	4.4	—	0.1
Retail credit cards	1.8	21.6	40.3	59.5	24.9	79.2	—	8.7
Retail other	1.1	7.2	8.1	17.0	8.1	42.6	—	2.9
Corporate loans	0.2	2.9	4.9	4.6	3.0	20.1	—	0.9
Total	0.3	4.2	5.9	15.0	4.7	32.4	—	1.4

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	231

Risk performance - Credit risk (continued)
Movement in gross exposures and impairment allowance including provisions for loan commitments and financial guarantees (audited)
The following tables present a reconciliation of the opening to the closing balance of the gross exposure and impairment allowance.
Transfers between stages in the tables have been reflected as if they had taken place at the beginning of the year. 'Net drawdowns, repayments, net re-measurement and movements due to exposure and risk parameter changes' includes additional drawdowns and partial repayments from existing facilities. Additionally, the below tables do not include other financial assets subject to impairment such as debt securities at amortised cost, reverse repurchase agreements and other similar secured lending, cash collateral and settlement balances, financial assets at fair value through other comprehensive income and other assets.
The movements are measured over a 12-month period.

Loans and advances at amortised cost (audited)
	Stage 1		Stage 2		Stage 3 excluding POCI		Stage 3 POCI		Total
	Gross exposure	ECL	Gross exposure	ECL	Gross exposure	ECL	Gross exposure	ECL	Gross exposure	ECL
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Retail mortgages
As at 1 January 2025	146,690	38	19,596	62	1,962	87	—	—	168,248	187
Transfers from Stage 1 to Stage 2	(8,750)	(3)	8,750	3	—	—	—	—	—	—
Transfers from Stage 2 to Stage 1	12,686	26	(12,686)	(26)	—	—	—	—	—	—
Transfers to Stage 3	(389)	(1)	(502)	(5)	891	6	—	—	—	—
Transfers from Stage 3	108	2	119	—	(227)	(2)	—	—	—	—
Business activity in the year	32,944	4	1,186	2	7	—	—	—	34,137	6
Refinements to models used for calculation[1]	—	(19)	—	(36)	—	6	—	—	—	(49)
Net drawdowns, repayments, net re- measurement and movements due to exposure and risk parameter changes	(7,660)	(26)	(683)	25	(113)	30	—	—	(8,456)	29
Final repayments	(13,634)	(3)	(1,802)	(5)	(431)	(20)	—	—	(15,867)	(28)
Disposals[2]	(341)	(1)	(149)	(4)	(104)	(5)	—	—	(594)	(10)
Write-offs	—	—	—	—	(18)	(18)	—	—	(18)	(18)
As at 31 December 2025	161,654	17	13,829	16	1,967	84	—	—	177,450	117
Retail credit cards
As at 1 January 2025	31,126	553	5,017	1,247	1,903	1,507	40	—	38,086	3,307
Transfers from Stage 1 to Stage 2	(1,716)	(51)	1,716	51	—	—	—	—	—	—
Transfers from Stage 2 to Stage 1	2,220	444	(2,220)	(444)	—	—	—	—	—	—
Transfers to Stage 3	(728)	(26)	(922)	(351)	1,650	377	—	—	—	—
Transfers from Stage 3	30	15	20	8	(50)	(23)	—	—	—	—
Business activity in the year[3]	4,999	111	617	188	75	54	—	—	5,691	353
Refinements to models used for calculation[1]	—	57	—	(274)	—	1	—	—	—	(216)
Net drawdowns, repayments, net re- measurement and movements due to exposure and risk parameter changes[4]	(1,906)	(526)	290	782	(6)	1,074	(16)	—	(1,638)	1,330
Final repayments	(302)	(11)	(39)	(13)	(35)	(28)	—	—	(376)	(52)
Disposals[2]	—	—	—	—	(457)	(368)	—	—	(457)	(368)
Write-offs	—	—	—	—	(1,025)	(1,025)	—	—	(1,025)	(1,025)
As at 31 December 2025	33,723	566	4,479	1,194	2,055	1,569	24	—	40,281	3,329
Notes:
1Refinements to models used for calculation reported within Retail mortgages include a £(49)m movement in the calculated ECL for the UK Mortgages portfolio. In
Retail credit cards, this include a £(204)m movement in UK Cards and a £(12)m movement in US Cards portfolio, respectively. These reflect model enhancements made during the year. Barclays continually reviews the output of models to determine accuracy of the ECL calculation including review of model monitoring, external benchmarking and experience of model operation over an extended period of time. This helps to ensure that the models used continue to reflect the risks inherent in the businesses.
2The £594m of gross disposals reported within Retail mortgages include £584m transfer of facilities to a non-consolidated SPV for the purpose of securitisation and
£10m relates to sale of the Italian mortgage loans. The £457m of gross disposals reported within Retail credit cards relate to debt sales undertaken during the year.
3Business activity in the year reported within Retail credit cards include £1.2bn related to acquisition of the GM co-branded card portfolio within USCB.
4'Net drawdowns, repayments, net re-measurement and movements due to exposure and risk parameter changes' reported within Retail credit cards include a gain recognised on the reassessment of purchased or originated credit-impaired (POCI) assets, where the expected credit loss on POCI assets is lower than anticipated at the time of purchase. The resulting increase in carrying value is recognised within gross exposure rather than as a negative impairment allowance.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	232

Risk performance - Credit risk (continued)

Loans and advances at amortised cost (audited)
	Stage 1		Stage 2		Stage 3 excluding POCI		Stage 3 POCI		Total
	Gross exposure	ECL	Gross exposure	ECL	Gross exposure	ECL	Gross exposure	ECL	Gross exposure	ECL
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Retail other
As at 1 January 2025	12,450	138	1,373	111	378	161	17	—	14,218	410
Transfers from Stage 1 to Stage 2	(733)	(12)	733	12	—	—	—	—	—	—
Transfers from Stage 2 to Stage 1	372	24	(372)	(24)	—	—	—	—	—	—
Transfers to Stage 3	(206)	(3)	(119)	(28)	325	31	—	—	—	—
Transfers from Stage 3	58	2	4	4	(62)	(6)	—	—	—	—
Business activity in the year	4,683	37	494	58	37	34	—	—	5,214	129
Refinements to models used for calculation	—	—	—	—	—	—	—	—	—	—
Net drawdowns, repayments, net re- measurement and movements due to exposure and risk parameter changes[1]	(1,080)	(62)	(16)	55	34	180	(2)	—	(1,064)	173
Final repayments	(3,195)	(23)	(379)	(5)	(205)	(20)	—	—	(3,779)	(48)
Disposals[2]	—	—	—	—	(43)	(32)	—	—	(43)	(32)
Write-offs	—	—	—	—	(115)	(115)	—	—	(115)	(115)
As at 31 December 2025	12,349	101	1,718	183	349	233	15	—	14,431	517
Corporate loans
As at 1 January 2025	116,508	209	11,167	331	3,116	626	—	—	130,791	1,166
Transfers from Stage 1 to Stage 2	(3,993)	(19)	3,993	19	—	—	—	—	—	—
Transfers from Stage 2 to Stage 1	3,316	70	(3,316)	(70)	—	—	—	—	—	—
Transfers to Stage 3	(895)	(5)	(748)	(32)	1,643	37	—	—	—	—
Transfers from Stage 3	441	18	459	14	(900)	(32)	—	—	—	—
Business activity in the year[3]	28,142	49	1,134	40	341	29	—	—	29,617	118
Refinements to models used for calculation[4]	—	(65)	—	(24)	—	—	—	—	—	(89)
Net drawdowns, repayments, net re- measurement and movements due to exposure and risk parameter changes	3,727	(21)	(41)	95	(108)	476	—	—	3,578	550
Final repayments	(26,236)	(28)	(2,008)	(56)	(511)	(10)	—	—	(28,755)	(94)
Disposals[2]	(157)	(1)	(2)	(2)	(121)	(21)	—	—	(280)	(24)
Write-offs	—	—	—	—	(301)	(301)	—	—	(301)	(301)
As at 31 December 2025	120,853	207	10,638	315	3,159	804	—	—	134,650	1,326
Notes:
1'Net drawdowns, repayments, net re-measurement and movements due to exposure and risk parameter changes' reported within Retail other include a gain recognised on the reassessment of purchased or originated credit-impaired (POCI) assets, where the expected credit loss on POCI assets is lower than anticipated at the time of purchase. The resulting increase in carrying value is recognised within gross exposure rather than as a negative impairment allowance.
2The £43m of gross disposals reported within Retail other and £280m of gross disposals reported within Corporate loans relate to debt sales undertaken during the year.
3Business activity in the year reported within Corporate loans include £0.1bn related to acquisition of the GM co-branded card portfolio within USCB.
4Refinements to models used for calculation reported within Corporate loans include a £(89)m movement in the calculated ECL for the UKCB and IB portfolio.
These reflect model enhancements made during the year. Barclays continually reviews the output of models to determine accuracy of the ECL calculation including review  of model monitoring, external benchmarking and experience of model operation over an extended period of time. This helps to ensure that the models used continue to reflect the risks inherent in the businesses.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	233

Risk performance - Credit risk (continued)

Reconciliation of ECL movement to credit impairment charge/(release) for the period
	Stage 1	Stage 2	Stage 3 excluding POCI	Stage 3 POCI	Total
	£m	£m	£m	£m	£m
Retail mortgages	(20)	(42)	20	—	(42)
Retail credit cards	13	(53)	1,455	—	1,415
Retail other	(37)	72	219	—	254
Corporate loans	(1)	(14)	500	—	485
ECL movements excluding disposals and write-offs[1]	(45)	(37)	2,194	—	2,112
ECL movement on loan commitments and other financial guarantees	(20)	(10)	7	—	(23)
ECL movement on other financial assets	(1)	1	(6)	—	(6)
ECL movement on debt securities at amortised cost	1	(2)	—	—	(1)
Recoveries and reimbursements[2]	9	(29)	(147)	—	(167)
ECL charge on assets held for sale[3]					181
Total exchange and other adjustments					183
Total credit impairment charge for the year					2,279
Notes:
1In 2025, gross write-offs amounted to £1,459m and post write-off recoveries amounted to £83m. Net write-offs represent gross write-offs less post write-off recoveries and amounted to £1,376m.
2Recoveries and reimbursements include £84m for reimbursements where the Group has entered into financial guarantee contracts which provide credit protection over certain assets with third parties and cash recoveries of previously written-off amounts of £83m.
3ECL charge on assets held for sale relate to the charges on a co-branded card portfolio in USCB and the German consumer finance business.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	234

Risk performance - Credit risk (continued)

Loan commitments and financial guarantees (audited)[1]
	Stage 1		Stage 2		Stage 3 excluding POCI		Stage 3 POCI		Total
	Gross exposure	ECL	Gross exposure	ECL	Gross exposure	ECL	Gross exposure	ECL	Gross exposure	ECL
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Retail mortgages
As at 1 January 2025	11,093	—	340	—	2	—	—	—	11,435	—
Net transfers between stages	131	—	(141)	—	10	—	—	—	—	—
Business activity in the year	8,970	—	—	—	—	—	—	—	8,970	—
Net drawdowns, repayments, net re- measurement and movement due to exposure and risk parameter changes	(8,097)	—	(44)	—	(10)	—	—	—	(8,151)	—
Limit management and final repayments	(342)	—	(30)	—	(2)	—	—	—	(374)	—
As at 31 December 2025	11,755	—	125	—	—	—	—	—	11,880	—

Retail credit cards
As at 1 January 2025	162,471	53	2,515	13	122	—	6	—	165,114	66
Net transfers between stages	(1,837)	13	1,760	(13)	77	—	—	—	—	—
Business activity in the year	28,148	18	341	3	1	—	—	—	28,490	21
Net drawdowns, repayments, net re- measurement and movement due to exposure and risk parameter changes	(6,183)	(24)	(1,845)	9	(72)	—	(1)	—	(8,101)	(15)
Limit management and final repayments	(13,584)	(8)	(220)	(9)	(24)	—	—	—	(13,828)	(17)
Disposal[2]	(5,291)	—	(221)	—	(10)	—	—	—	(5,522)	—
As at 31 December 2025	163,724	52	2,330	3	94	—	5	—	166,153	55

Retail other
As at 1 January 2025	8,416	6	440	—	25	—	—	—	8,881	6
Net transfers between stages	(31)	—	28	—	3	—	—	—	—	—
Business activity in the year	625	—	1	—	—	—	—	—	626	—
Net drawdowns, repayments, net re- measurement and movement due to exposure and risk parameter changes	(341)	(5)	7	—	12	—	—	—	(322)	(5)
Limit management and final repayments	(797)	—	(33)	—	(20)	—	—	—	(850)	—
Disposal[2]	(756)	—	(30)	—	(1)	—	—	—	(787)	—
As at 31 December 2025	7,116	1	413	—	19	—	—	—	7,548	1

Corporate loans
As at 1 January 2025	230,275	105	15,433	237	1,019	25	—	—	246,727	367
Net transfers between stages	(122)	41	216	(41)	(94)	—	—	—	—	—
Business activity in the year	48,961	28	2,701	61	405	—	—	—	52,067	89
Net drawdowns, repayments, net re- measurement and movement due to exposure and risk parameter changes	9,733	(57)	(480)	36	(291)	11	—	—	8,962	(10)
Limit management and final repayments	(60,949)	(26)	(4,265)	(56)	(340)	(4)	—	—	(65,554)	(86)
As at 31 December 2025	227,898	91	13,605	237	699	32	—	—	242,202	360
Notes:
1Loan commitments reported also include exposure  relating to financial assets classified as held for sale.
2The gross disposals reported within Retail credit cards and Retail other relate to the German consumer finance business; sale of which was completed in Q125.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	235

Risk performance - Credit risk (continued)

Loans and advances at amortised cost (audited)
	Stage 1		Stage 2		Stage 3 excluding POCI		Stage 3 POCI		Total
	Gross exposure	ECL	Gross exposure	ECL	Gross exposure	ECL	Gross exposure	ECL	Gross exposure	ECL
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Retail mortgages
As at 1 January 2024	150,202	50	19,469	105	2,424	428	—	—	172,095	583
Transfers from Stage 1 to Stage 2	(10,013)	(5)	10,013	5	—	—	—	—	—	—
Transfers from Stage 2 to Stage 1	6,591	29	(6,591)	(29)	—	—	—	—	—	—
Transfers to Stage 3	(388)	—	(530)	(10)	918	10	—	—	—	—
Transfers from Stage 3	82	3	142	2	(224)	(5)	—	—	—	—
Business activity in the year	22,881	8	792	4	7	—	—	—	23,680	12
Refinements to models used for calculation	—	—	—	—	—	—	—	—	—	—
Net drawdowns, repayments, net re- measurement and movements due to exposure and risk parameter changes	(7,297)	(37)	(918)	36	(53)	23	—	—	(8,268)	22
Final repayments	(12,680)	(5)	(2,099)	(11)	(394)	(24)	—	—	(15,173)	(40)
Disposals[1]	(2,688)	(5)	(682)	(40)	(699)	(328)	—	—	(4,069)	(373)
Write-offs	—	—	—	—	(17)	(17)	—	—	(17)	(17)
As at 31 December 2024	146,690	38	19,596	62	1,962	87	—	—	168,248	187

Retail credit cards
As at 1 January 2024	30,409	523	5,578	1,630	1,720	1,333	—	—	37,707	3,486
Transfers from Stage 1 to Stage 2	(2,093)	(66)	2,093	66	—	—	—	—	—	—
Transfers from Stage 2 to Stage 1	1,933	461	(1,933)	(461)	—	—	—	—	—	—
Transfers to Stage 3	(702)	(26)	(1,079)	(469)	1,781	495	—	—	—	—
Transfers from Stage 3	26	13	25	10	(51)	(23)	—	—	—	—
Business activity in the year[2]	7,217	184	400	118	32	29	40	—	7,689	331
Refinements to models used for calculation[3]	—	5	—	(29)	—	4	—	—	—	(20)
Net drawdowns, repayments, net re- measurement and movements due to exposure and risk parameter changes	658	(450)	838	628	(7)	1,143	—	—	1,489	1,321
Final repayments	(136)	(7)	(41)	(16)	(5)	(3)	—	—	(182)	(26)
Transfers to assets held for sale[4]	(5,495)	(64)	(689)	(161)	(57)	(46)	—	—	(6,241)	(271)
Disposals[1]	(691)	(20)	(175)	(69)	(407)	(322)	—	—	(1,273)	(411)
Write-offs	—	—	—	—	(1,103)	(1,103)	—	—	(1,103)	(1,103)
As at 31 December 2024	31,126	553	5,017	1,247	1,903	1,507	40	—	38,086	3,307

Retail other
As at 1 January 2024	8,469	59	1,343	118	493	176	—	—	10,305	353
Transfers from Stage 1 to Stage 2	(619)	(8)	619	8	—	—	—	—	—	—
Transfers from Stage 2 to Stage 1	423	27	(423)	(27)	—	—	—	—	—	—
Transfers to Stage 3	(209)	(2)	(151)	(30)	360	32	—	—	—	—
Transfers from Stage 3	82	1	52	4	(134)	(5)	—	—	—	—
Business activity in the year[2]	7,590	105	252	30	24	22	17	—	7,883	157
Refinements to models used for calculation	—	—	—	—	—	—	—	—	—	—
Net drawdowns, repayments, net re- measurement and movements due to exposure and risk parameter changes	(265)	(33)	(125)	13	59	116	—	—	(331)	96
Final repayments	(3,021)	(11)	(194)	(5)	(273)	(41)	—	—	(3,488)	(57)
Disposals[1]	—	—	—	—	(46)	(34)	—	—	(46)	(34)
Write-offs	—	—	—	—	(105)	(105)	—	—	(105)	(105)
As at 31 December 2024	12,450	138	1,373	111	378	161	17	—	14,218	410
Notes:
1The £4.1bn of gross disposals reported within Retail mortgages include £3.2bn sale of the Italian mortgage portfolio and £0.8bn of transfer of facilities to a non-
consolidated SPV for the purpose of securitisation. The £1.3bn of gross disposals reported within Retail credit cards include £0.9bn sale of the outstanding US Cards receivables to Blackstone and £0.4bn of other debt sales undertaken during the year.  The £46m of gross disposals reported within Retail other relate to debt sales undertaken during the year.
2Business activity in the year reported within Retail credit cards and Retail other includes an acquisition of  Tesco Bank, comprising  £4.2bn of  credit card receivables  and  £4.1bn of unsecured personal loans.
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
models used continue to reflect the  risks inherent across the businesses.
4Transfers to assets held for sale reported within Retail credit cards relate to a co-branded card portfolio within USCB.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	236

Risk performance - Credit risk (continued)

Loans and advances at amortised cost (audited)
	Stage 1		Stage 2		Stage 3 excluding POCI		Stage 3 POCI		Total
	Gross exposure	ECL	Gross exposure	ECL	Gross exposure	ECL	Gross exposure	ECL	Gross exposure	ECL
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Corporate loans
As at 1 January 2024	112,505	287	13,302	414	2,554	598	—	—	128,361	1,299
Transfers from Stage 1 to Stage 2	(3,810)	(28)	3,810	28	—	—	—	—	—	—
Transfers from Stage 2 to Stage 1	3,316	75	(3,316)	(75)	—	—	—	—	—	—
Transfers to Stage 3	(1,073)	(6)	(892)	(37)	1,965	43	—	—	—	—
Transfers from Stage 3	269	14	230	22	(499)	(36)	—	—	—	—
Business activity in the year	27,032	45	897	36	415	26	—	—	28,344	107
Refinements to models used for calculation[1]	—	(6)	—	42	—	—	—	—	—	36
Net drawdowns, repayments, net re- measurement and movements due to exposure and risk parameter changes	4,191	(124)	(531)	4	(631)	341	—	—	3,029	221
Final repayments	(25,861)	(46)	(2,322)	(98)	(363)	(21)	—	—	(28,546)	(165)
Transfers to assets held for sale[2]	(49)	(1)	(9)	(3)	(1)	(1)			(59)	(5)
Disposals[3]	(12)	(1)	(2)	(2)	(2)	(2)	—	—	(16)	(5)
Write-offs	—	—	—	—	(322)	(322)	—	—	(322)	(322)
As at 31 December 2024	116,508	209	11,167	331	3,116	626	—	—	130,791	1,166

Reconciliation of ECL movement to credit impairment charge/(release) for the period	Stage 1	Stage 2	Stage 3 excluding POCI	Stage 3 POCI	Total
	£m	£m	£m	£m	£m
Retail mortgages	(7)	(3)	4	—	(6)
Retail credit cards	114	(153)	1,645	—	1,606
Retail other	79	(7)	124	—	196
Corporate loans	(76)	(78)	353	—	199
ECL movement excluding assets held for sale ,disposals and write-offs[4]	110	(241)	2,126	—	1,995
ECL movement on loan commitments and financial guarantees	(9)	(37)	(19)	—	(65)
ECL movement on other financial assets	3	5	(3)	—	5
ECL movement on debt securities at amortised cost	1	(5)	—	—	(4)
Recoveries and reimbursements[5]	(21)	20	(90)	—	(91)
ECL charge on assets held for sale[6]					74
Total exchange and other adjustments					68
Total credit impairment charge for the year					1,982
Notes:
1Refinements to models used for calculation reported within Corporate loans include a £69m movement in IB and a £(33)m movement in the ESHLA portfolio. These reflect model enhancements made during the year. Barclays continually reviews the output of models to determine accuracy of the ECL calculation including review of model monitoring, external benchmarking and experience of model operation over an extended period of time. This helps to ensure that the models used continue to reflect the risks inherent across the businesses.
2Transfers to assets held for sale reported within Corporate loans relate to a co-branded card portfolio within USCB.
3The £16m of gross disposals reported within Corporate loans relate to debt sales undertaken during the year.
4In 2024, gross write-offs amounted to £1,547m and post write-off recoveries amounted to £76m. Net write-offs represent gross write-offs less post write-off recoveries and amounted to £1,471m.
5Recoveries and reimbursements include £15m for reimbursements where the Group has entered into financial guarantee contracts which provide credit protection over certain assets with third parties and cash recoveries of previously written off amounts of £76m.
6ECL charge on assets held for sale relate to the German consumer finance business.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	237

Risk performance - Credit risk (continued)

Loan commitments and financial guarantees (audited)[1]
	Stage 1		Stage 2		Stage 3 excluding POCI		Stage 3 POCI		Total
	Gross exposure	ECL	Gross exposure	ECL	Gross exposure	ECL	Gross exposure	ECL	Gross exposure	ECL
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Retail mortgages
As at 1 January 2024	7,776	—	448	—	4	—	—	—	8,228	—
Net transfers between stages	(47)	—	41	—	6	—	—	—	—	—
Business activity in the year	8,048	—	—	—	—	—	—	—	8,048	—
Net drawdowns, repayments, net re- measurement and movement due to exposure and risk parameter changes	(4,336)	—	(106)	—	(7)	—	—	—	(4,449)	—
Limit management and final repayments	(348)	—	(43)	—	(1)	—	—	—	(392)	—
As at 31 December 2024	11,093	—	340	—	2	—	—	—	11,435	—

Retail credit cards
As at 1 January 2024	144,791	59	2,807	54	142	—	—	—	147,740	113
Net transfers between stages	(1,940)	30	1,853	(30)	87	—	—	—	—	—
Business activity in the year	31,376	13	226	5	2	—	6	—	31,610	18
Net drawdowns, repayments, net re- measurement and movement due to exposure and risk parameter changes	2,148	(36)	(1,969)	4	(88)	—	—	—	91	(32)
Limit management and final repayments	(13,904)	(13)	(402)	(20)	(21)	—	—	—	(14,327)	(33)
As at 31 December 2024	162,471	53	2,515	13	122	—	6	—	165,114	66

Retail other
As at 1 January 2024	8,607	6	535	2	44	—	—	—	9,186	8
Net transfers between stages	(9)	—	(8)	—	17	—	—	—	—	—
Business activity in the year	781	2	1	—	—	—	—	—	782	2
Net drawdowns, repayments, net re- measurement and movement due to exposure and risk parameter changes	110	(2)	(77)	(2)	(13)	—	—	—	20	(4)
Limit management and final repayments	(1,073)	—	(11)	—	(23)	—	—	—	(1,107)	—
As at 31 December 2024	8,416	6	440	—	25	—	—	—	8,881	6

Corporate loans
As at 1 January 2024	212,889	108	20,418	231	847	44	—	—	234,154	383
Net transfers between stages	1,241	29	(1,555)	(32)	314	3	—	—	—	—
Business activity in the year	50,411	33	1,666	31	193	—	—	—	52,270	64
Net drawdowns, repayments, net re- measurement and movement due to exposure and risk parameter changes	10,109	(39)	(1,383)	70	(46)	(14)	—	—	8,680	17
Limit management and final repayments	(44,375)	(26)	(3,713)	(63)	(289)	(8)	—	—	(48,377)	(97)
As at 31 December 2024	230,275	105	15,433	237	1,019	25	—	—	246,727	367
Note:
1Loan commitments reported also include exposure relating to financial assets classified as held for sale.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	238

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
A small number of accounts (3.2% of impairment allowance and 2.3% of gross exposure) included within Stage 2 are not otherwise identified by the quantitative or qualitative tests but are more than 30 days past due. The percentage triggered by these backstop criteria is a measure of the effectiveness of the Stage 2 criteria in identifying deterioration prior to delinquency. These balances include items in the UK
Corporate Bank and Investment Bank for reasons such as outstanding interest and fees rather than principal balances.

Loans and advances at amortised cost[1]
	Gross Exposure				Impairment Allowance
	Quantitative test	Qualitative test	30 days past due backstop	Total Stage 2	Quantitative test	Qualitative test	30 days past due backstop	Total Stage 2
As at 31 December 2025[2]	£m	£m	£m	£m	£m	£m	£m	£m
Retail mortgages	9,824	3,470	463	13,757	13	2	1	16
Retail credit cards	1,267	660	16	1,943	259	127	12	398
Retail other	1,051	430	31	1,512	146	20	12	178
Corporate loans	5,285	1,618	33	6,936	131	48	1	180
Total UK	17,427	6,178	543	24,148	549	197	26	772
Retail mortgages	3	17	52	72	—	—	—	—
Retail credit cards	1,830	661	45	2,536	597	172	27	796
Retail other	36	125	45	206	5	—	—	5
Corporate loans	2,211	1,467	24	3,702	83	50	2	135
Total Rest of the World	4,080	2,270	166	6,516	685	222	29	936
Retail mortgages	9,827	3,487	515	13,829	13	2	1	16
Retail credit cards	3,097	1,321	61	4,479	856	299	39	1,194
Retail other	1,087	555	76	1,718	151	20	12	183
Corporate loans	7,496	3,085	57	10,638	214	98	3	315
Total Stage 2	21,507	8,448	709	30,664	1,234	419	55	1,708

As at 31 December 2024[2]	£m	£m	£m	£m	£m	£m	£m	£m
Retail mortgages	9,143	9,681	683	19,507	42	15	4	61
Retail credit cards	1,719	345	—	2,064	367	73	—	440
Retail other	746	464	8	1,218	94	15	1	110
Corporate loans	5,406	1,743	117	7,266	143	52	1	196
Total UK	17,014	12,233	808	30,055	646	155	6	807
Retail mortgages	3	13	73	89	1	—	—	1
Retail credit cards	2,200	744	9	2,953	620	183	4	807
Retail other	15	72	68	155	—	1	—	1
Corporate loans	2,985	903	13	3,901	103	32	—	135
Total Rest of the World	5,203	1,732	163	7,098	724	216	4	944
Retail mortgages	9,146	9,694	756	19,596	43	15	4	62
Retail credit cards	3,919	1,089	9	5,017	987	256	4	1,247
Retail other	761	536	76	1,373	94	16	1	111
Corporate loans	8,391	2,646	130	11,167	246	84	1	331
Total Stage 2	22,217	13,965	971	37,153	1,370	371	10	1,751
Notes:
1Where balances satisfy more than one of the above three criteria for determining a significant increase in credit risk, the corresponding gross exposure and impairment allowance have been assigned in order of categories presented.
2Exposure exclude the portfolios which have been classified as assets held for sale.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	239

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
Management adjustments are captured through “Economic uncertainty” and “Other” adjustments, and are presented by product and geography below:

Management adjustments to models for impairment allowance presented by product and geography (audited)
	Impairment allowance pre management adjustments[1]	Economic uncertainty adjustments (a)	Other adjustments (b)	Management adjustments[2] (a+b)	Total impairment allowance[3]	Proportion of Management adjustments to total impairment allowance
As at 31 December 2025	£m	£m	£m	£m	£m	%
Retail mortgages	76	—	15	15	91	16.5
Retail credit cards	761	—	—	—	761	—
Retail other	406	—	85	85	491	17.3
Corporate loans	714	39	53	92	806	11.4
Total UK	1,957	39	153	192	2,149	8.9
Retail mortgages	25	—	1	1	26	3.8
Retail credit cards	2,505	31	87	118	2,623	4.5
Retail other	27	—	—	—	27	—
Corporate loans	823	44	13	57	880	6.5
Total Rest of the World	3,380	75	101	176	3,556	4.9
Total	5,337	114	254	368	5,705	6.5
Debt securities at amortised cost	21	1	—	1	22	4.5
Total including debt securities at amortised cost	5,358	115	254	369	5,727	6.4

As at 31 December 2024	£m	£m	£m	£m	£m	%
Retail mortgages	51	36	71	107	158	67.7
Retail credit cards	787	—	(22)	(22)	765	(2.9)
Retail other	298	—	90	90	388	23.2
Corporate loans	759	42	39	81	840	9.6
Total UK	1,895	78	178	256	2,151	11.9
Retail mortgages	29	—	—	—	29	—
Retail credit cards	2,631	—	(23)	(23)	2,608	(0.9)
Retail other	24	—	4	4	28	14.3
Corporate loans	695	—	(2)	(2)	693	(0.3)
Total Rest of the World	3,379	—	(21)	(21)	3,358	(0.6)
Total	5,274	78	157	235	5,509	4.3
Debt securities at amortised cost	30	—	(7)	(7)	23	(30.4)
Total including debt securities at amortised cost	5,304	78	150	228	5,532	4.1
Notes:
1Includes £4.3bn (2024: £4.7bn) of modelled ECL, £0.7bn (2024: £0.5bn) of individually assessed impairments, £(0.2)bn (2024: £(0.3)bn) of ECL from assets held for sale (co-branded card portfolio) and £0.6bn (2024: £0.4bn) of ECL from benchmarked exposures and debt securities.
2Management adjustments related to other financial assets subject to impairment not included in the table above include cash collateral and settlement balances £1m
(2024: £(1)m), reverse repurchase agreements £1m (2024: £(2)m) and financial assets at fair value through other comprehensive income £nil (2024: £(2)m) within the IB portfolio.
3Total impairment allowance consists of ECL stock on drawn and undrawn exposures.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	240

Risk performance - Credit risk (continued)

Economic uncertainty adjustments presented by stage (audited)
	Stage 1	Stage 2	Stage 3	Total
As at 31 December 2025	£m	£m	£m	£m
Retail mortgages	—	—	—	—
Retail credit cards	—	—	—	—
Retail other	—	—	—	—
Corporate loans	23	10	6	39
Total UK	23	10	6	39
Retail mortgages	—	—	—	—
Retail credit cards	—	31	—	31
Retail other	—	—	—	—
Corporate loans	13	31	—	44
Total Rest of the World	13	62	—	75
Total	36	72	6	114
Debt securities at amortised cost	1	—	—	1
Total including debt securities at amortised cost	37	72	6	115

	Stage 1	Stage 2	Stage 3	Total
As at 31 December 2024	£m	£m	£m	£m
Retail mortgages	7	18	11	36
Retail credit cards	—	—	—	—
Retail other	—	—	—	—
Corporate loans	26	10	6	42
Total UK	33	28	17	78
Retail mortgages	—	—	—	—
Retail credit cards	—	—	—	—
Retail other	—	—	—	—
Corporate loans	—	—	—	—
Total Rest of the World	—	—	—	—
Total	33	28	17	78
Debt securities at amortised cost	—	—	—	—
Total including debt securities at amortised cost	33	28	17	78

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	241

Risk performance - Credit risk (continued)
Economic uncertainty adjustments
Economic uncertainty adjustments are captured in two ways. First, customer uncertainty: the identification of customers and clients who may be more vulnerable to economic instability; and second, model uncertainty: to capture the impact of model limitations and sensitivities to specific macroeconomic parameters, which are applied at a portfolio level.
The Group continues to monitor the elevated tariffs, trade tensions, and geopolitical risks, especially in the US. In response, an adjustment of
£81m introduced during Q125 has been retained, with any resulting effects on customer behaviour yet to materialise.
Total economic uncertainty adjustments as at 31 December 2025 are £115m (2024: £78m) and include:
Customer and client uncertainty provisions of £115m (2024: £53m):
Retail mortgages (UK) £nil (2024: £11m): The prior refinancing risk adjustment was retired following the rebuild of the UK Mortgages impairment models, which now better capture sensitivity to interest rate and inflation movements
Retail credit cards (ROW) £31m (2024: £nil): This adjustment reflects elevated US macroeconomic uncertainty, with impacts yet to materialise in consumer behaviour
Corporate loans (UK) £39m (2024: £42m): This adjustment reflects potential cross-default risk on Barclays’ lending in respect of clients who have taken out Bounce Back Loans
Corporate loans (ROW) £44m (2024: £nil): This adjustment reflects elevated US macroeconomic uncertainty, with impacts yet to materialise in borrower behaviour
Model uncertainty provisions of £nil (2024: £25m):
Retail mortgages (UK) £nil (2024:£25m): The prior adjustment to address model over-sensitivity was retired following the rebuild of the
UK Mortgages impairment models, which now better capture consumer responses to the macroeconomic outlook
Other adjustments
Other adjustments are operational and remain in place until incorporated into the underlying models. These adjustments result from data limitations and model performance related issues identified through model monitoring and other established governance processes.
Total other adjustments as at 31 December 2025 are £254m (2024: £150m) and include:
Retail mortgages (UK) £15m (2024: £71m): The reduction is driven by the retirement of adjustments following the rebuild of the UK
Mortgages impairment models
Retail credit cards (UK) £nil (2024: £(22)m): The prior adjustment to address default over-prediction was retired following model remediation in the UK Cards portfolio
Retail credit cards (ROW) £87m (2024: £(23)m): This adjustment reflects provisioning for the GM consumer cards portfolio acquired during the year, while the previously held high-risk account management (HRAM) adjustment was retired following model remediation in
USCB
Retail other (UK) £85m (2024: £90m) and Corporate loans (UK) £53m (2024: £39m): These include adjustments for definition of default
(DOD) criteria under the Capital Requirements Regulation and model monitoring outcomes, which were re-sized during the year
Corporate loans (ROW) £13m (2024: £(2)m): This adjustment reflects provisioning for the GM business cards portfolio acquired during the year
Debt securities £nil (2024: £(7)m): The movement is driven by the retirement of the Exposure at Default recalibration adjustment following model remediation in the IB portfolio

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	242

Risk performance - Credit risk (continued)
Climate Risk ECL assessment
Barclays performed a credit risk assessment of physical and transition risks due to climate change. This was delivered through a combination of a scenario approach and targeted reviews of specific portfolios identified as more susceptible to climate risk.
Scenario Approach: The IFRS 9 Downside 2 scenario has been updated and aligned to the 2025 Internal Stress Test scenario which is climate aware, ensuring that climate is being considered within the modelled ECL output via existing macroeconomic variables.
Specific Approach: The approach reviewed portfolios previously identified from both internal and external stress tests as more susceptible to climate risks. In particular,  climate modelling techniques were utilised to inform customer level PD and LGD spreads of physical and transition risk due to climate change for i) the UK Mortgages portfolio (both PD and LGD) and ii) Wholesale elevated risk sector exposures
(PD only). The output of this review did not provide variances in ECL deemed sufficiently certain to warrant raising an additional climate-
related charge in 2025.
Whilst there have been no separately identifiable charges relating to climate risk in the 2025 reported ECL, it is acknowledged that impairment could increase over time as risks become more tangible and impact consumers and clients through physical risks or via impacts from the transition to a low carbon economy. Therefore, Barclays continues to review credit risk outputs to determine if any additional physical or transition climate risks are identified that are not sufficiently captured via model output.
Refer to the Barclays resilience to climate scenarios on page 64 for further details.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	243

Risk performance - Credit risk (continued)
Measurement uncertainty and sensitivity analysis
The measurement of modelled ECL involves complexity and judgement, including estimation of probabilities of default (PD), loss given default (LGD), a range of unbiased future economic scenarios, estimation of expected lives, estimation of exposures at default (EAD) and assessing significant increases in credit risk. The Group uses a five-scenario model to calculate ECL. An external consensus forecast is assembled from key sources, including HM Treasury (short and medium term forecasts) and  Bloomberg (based on median of economic forecasts) which forms the Baseline scenario. In addition, two adverse scenarios (Downside 1 and Downside 2) and two favourable scenarios
(Upside 1 and Upside 2) are derived, with associated weightings. The adverse scenarios are calibrated to a broadly similar severity to the
Group's internal stress tests and stress scenarios provided by regulators whilst also considering IFRS 9 specific sensitivities and non-linearity.
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
Scenarios used to calculate the Group’s ECL charge were refreshed in Q425, with the Baseline scenario reflecting the latest consensus macroeconomic forecasts available at the time of the scenario refresh. The Baseline scenario continues to reflect the rapidly changing trade policies and uncertainty around potential tariffs to be imposed by the US administration and responses by other governments. Global growth slows modestly as rising US tariffs and retaliatory measures disrupt trade flows, dampen business confidence, and weigh on investment, though domestic demand in advanced economies remains resilient. UK and US GDP growth in 2026 is expected to be 1.1% and 2.0%
respectively. Labour markets in major economies soften slightly amid increased uncertainty and slower export-orientated activity. However, the weakening is contained and does not rise significantly from current levels. UK and US quarterly unemployment rates peak at 4.9% and
4.5%, respectively. Central Banks continue to loosen monetary policy with both the Bank of England the Federal Reserve finishing 2026 with an interest rate of 3.25%.
The Downside scenarios have been calibrated to capture an escalation of trade tensions, where tariffs imposed by the US prompt retaliation from its trading partners with adverse implications for consumer prices and investment sentiment. A sharp slowdown in immigration coupled with mass deportations disrupts the US labour market, compounding downside risks to growth. In addition, global supply chains are severely disrupted as firms delay investment, reassess production locations and hoard production inputs. Imports into the US contract sharply due to higher prices and exports fall due to retaliation. The combination of trade impact and consumer uncertainty triggers a sharp recession, not only in the US but also in the UK and Europe driven by a severe decline in exports, business sentiment and with investment and consumption plans being put on hold. The rapid fall in external demand and a retrenchment in business investment push up unemployment rates, where job losses are concentrated in trade-exposed sectors (machinery, autos, consumer durables) but also spill into services. The Federal Reserve initially holds rates steady, weighing the inflation shock against the deteriorating real economy. However, as the slowdown deepens and the labour market loosens, the Federal Reserve cuts rates swiftly to stimulate aggregate demand. The Bank of England eases monetary policy amid a disinflationary environment and looser labour markets.
In the Upside scenarios, a rise in labour force participation and higher productivity contribute to accelerated economic growth, without creating new inflationary pressures. Central banks lower interest rates stimulating private consumption and investment growth. Demand for labour increases and unemployment rates stabilise and start falling again. As geopolitical tensions ease, low inflation supports consumer purchasing power and contributes further to healthy GDP growth. The strong economic outlook and lower interest rates provide a boost to house prices growth and support bullish financial markets.
The methodology for estimating scenario weights involves simulating a range of future paths for UK and US GDP using historical data with the five scenarios mapped against the distribution of these future paths. The median is centred around the Baseline with scenarios further from the Baseline attracting a lower weighting before the five weights are normalised to total 100%. The movement in weights is driven by the combined impact of two factors: (i) improvement in GDP growth in the Baseline scenario, bringing the Baseline scenario closer to the
Upside scenarios; and (ii) model improvements, which increase the Baseline weight and reduce the weights of the tail scenarios. For further details see page 246.
The Group has retained the £81m uncertainty adjustment introduced in Q125 across the US Consumer Bank and Investment Bank businesses, reflecting elevated tariffs, trade tensions, and geopolitical risks, with any resulting effects on customer behaviour yet to materialise. For further details see pages 239 to 241.
The following tables show the key macroeconomic variables used in the five scenarios (5 year annual paths), the weights applied to each scenario and the macroeconomic variables by scenario using ‘specific bases’ i.e. the most extreme position of each variable in the context of the scenario, for example, the highest unemployment for downside scenarios and the lowest unemployment for upside scenarios. 5-year average tables and movement over time graphs provide additional transparency. Annual paths show quarterly averages for the year
(unemployment and base rate) or change in the year (GDP and HPI).
1

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	244

Risk performance - Credit risk (continued)

Average macroeconomic variables used in the calculation of ECL (audited)
As at 31 December 2025	2025	2026	2027	2028	2029
Baseline	%	%	%	%	%
UK GDP[1]	1.5	1.1	1.4	1.4	1.4
UK unemployment[2]	4.7	4.9	4.8	4.8	4.7
UK HPI[3]	1.5	2.9	2.5	4.3	3.8
UK bank rate[6]	4.2	3.4	3.4	3.5	3.6
US GDP[1]	2.1	2.0	2.0	2.0	2.0
US unemployment[4]	4.2	4.5	4.4	4.4	4.4
US HPI[5]	3.2	1.7	1.9	2.6	2.6
US federal funds rate[6]	4.2	3.4	3.3	3.3	3.5

Downside 2
UK GDP[1]	1.5	(2.5)	(1.2)	2.8	1.1
UK unemployment[2]	4.7	5.8	7.7	6.9	5.7
UK HPI[3]	1.5	(24.9)	(5.1)	9.6	14.2
UK bank rate[6]	4.2	2.3	0.5	0.4	1.1
US GDP[1]	2.1	(2.7)	(2.8)	1.6	2.4
US unemployment[4]	4.2	5.7	8.0	7.9	5.9
US HPI[5]	3.2	(8.2)	(1.7)	7.2	7.7
US federal funds rate[6]	4.2	3.6	2.4	1.4	1.2

Downside 1
UK GDP[1]	1.5	(0.7)	0.1	2.1	1.3
UK unemployment[2]	4.7	5.3	6.3	5.8	5.2
UK HPI[3]	1.5	(11.8)	(1.3)	6.9	8.9
UK bank rate[6]	4.2	2.9	2.0	1.9	2.4
US GDP[1]	2.1	(0.3)	(0.4)	1.8	2.2
US unemployment[4]	4.2	5.1	6.2	6.1	5.1
US HPI[5]	3.2	(3.3)	0.1	4.9	5.1
US federal funds rate[6]	4.2	3.6	2.8	2.4	2.4

Upside 2
UK GDP[1]	1.5	2.7	3.7	2.9	2.4
UK unemployment[2]	4.7	4.3	4.0	3.9	3.8
UK HPI[3]	1.5	11.9	8.4	5.1	4.1
UK bank rate[6]	4.2	3.1	2.3	2.3	2.6
US GDP[1]	2.1	2.8	3.1	2.8	2.8
US unemployment[4]	4.2	3.9	3.7	3.7	3.7
US HPI[5]	3.2	6.2	4.7	4.8	4.9
US federal funds rate[6]	4.2	3.0	2.5	2.5	2.5

Upside 1
UK GDP[1]	1.5	1.9	2.6	2.2	1.9
UK unemployment[2]	4.7	4.6	4.4	4.4	4.3
UK HPI[3]	1.5	7.4	5.4	4.7	3.9
UK bank rate[6]	4.2	3.2	2.8	2.8	3.1
US GDP[1]	2.1	2.4	2.6	2.4	2.4
US unemployment[4]	4.2	4.2	4.1	4.1	4.1
US HPI[5]	3.2	4.0	3.3	3.7	3.7
US federal funds rate[6]	4.2	3.3	2.8	2.8	3.0
Notes:
1Average Real GDP seasonally adjusted change in year.
2Average UK unemployment rate 16-year+.
3Change in year end UK HPI = Halifax HPI Meth2 All Houses, All Buyers index.
4Average US civilian unemployment rate 16-year+.
5Change in year end US HPI = FHFA house price index, relative to prior year end.
6Average rate.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	245

Risk performance - Credit risk (continued)

As at 31 December 2024	2024	2025	2026	2027	2028
Baseline	%	%	%	%	%
UK GDP[1]	1.0	1.4	1.5	1.6	1.5
UK unemployment[2]	4.3	4.4	4.5	4.4	4.4
UK HPI[3]	2.8	3.3	1.6	4.5	3.0
UK bank rate[6]	5.1	4.3	4.0	4.0	3.8
US GDP[1]	2.7	2.0	2.0	2.0	2.0
US unemployment[4]	4.1	4.3	4.2	4.2	4.2
US HPI[5]	6.5	2.6	2.7	3.0	3.0
US federal funds rate[6]	5.1	4.1	4.0	3.8	3.8

Downside 2
UK GDP[1]	1.0	(2.3)	(1.3)	2.6	2.3
UK unemployment[2]	4.3	6.2	8.1	6.6	5.5
UK HPI[3]	2.8	(24.8)	(5.2)	10.0	14.6
UK bank rate[6]	5.1	3.5	1.7	0.6	1.1
US GDP[1]	2.7	(1.3)	(1.3)	3.3	2.9
US unemployment[4]	4.1	5.8	7.2	6.2	5.5
US HPI[5]	6.5	(8.0)	(0.7)	5.2	4.0
US federal funds rate[6]	5.1	2.5	0.6	0.8	1.5

Downside 1
UK GDP[1]	1.0	(0.5)	0.1	2.1	1.9
UK unemployment[2]	4.3	5.3	6.3	5.5	5.0
UK HPI[3]	2.8	(11.6)	(1.8)	7.2	8.7
UK bank rate[6]	5.1	3.9	2.9	2.3	2.4
US GDP[1]	2.7	0.3	0.4	2.7	2.4
US unemployment[4]	4.1	5.1	5.7	5.2	4.9
US HPI[5]	6.5	(2.7)	1.0	4.1	3.5
US federal funds rate[6]	5.1	3.4	2.3	2.3	2.7

Upside 2
UK GDP[1]	1.0	3.0	3.7	2.9	2.4
UK unemployment[2]	4.3	3.8	3.4	3.5	3.5
UK HPI[3]	2.8	11.9	8.4	5.1	4.1
UK bank rate[6]	5.1	3.9	2.9	2.8	2.8
US GDP[1]	2.7	2.8	3.1	2.8	2.8
US unemployment[4]	4.1	3.8	3.5	3.5	3.5
US HPI[5]	6.5	6.2	4.7	4.8	4.9
US federal funds rate[6]	5.1	3.7	3.3	3.1	2.8

Upside 1
UK GDP[1]	1.0	2.2	2.6	2.2	2.0
UK unemployment[2]	4.3	4.1	4.0	4.0	4.0
UK HPI[3]	2.8	7.6	4.9	4.8	3.5
UK bank rate[6]	5.1	4.1	3.5	3.4	3.3
US GDP[1]	2.7	2.4	2.6	2.4	2.4
US unemployment[4]	4.1	4.0	3.9	3.9	3.9
US HPI[5]	6.5	4.4	3.7	3.9	3.9
US federal funds rate[6]	5.1	4.0	3.8	3.6	3.3
Notes:
1Average Real GDP seasonally adjusted change in year.
2Average UK unemployment rate 16-year+.
3Change in year end UK HPI = Halifax All Houses, All Buyers index, relative to prior year end.
4Average US civilian unemployment rate 16-year+.
5Change in year end US HPI = FHFA house price index, relative to prior year end.
6Average rate.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	246

Risk performance - Credit risk (continued)

Scenario weighting (audited)[1]
	Upside 2	Upside 1	Baseline	Downside 1	Downside 2
	%	%	%	%	%
As at 31 December 2025
Scenario weighting	14.4	27.4	38.5	12.7	7.0
As at 31 December 2024
Scenario weighting	17.4	26.8	32.5	14.7	8.6
Note
1For further details on changes to scenario weights see page 243.
Specific bases shows the most extreme position of each variable in the context of the downside/upside scenarios, for example, the highest unemployment for downside scenarios, average unemployment for baseline scenarios and lowest unemployment for upside scenarios. GDP and HPI downside and upside scenario data represents the lowest and highest cumulative position relative to the start point, in the 20 quarter period.

Macroeconomic variables (specific bases) (audited)[1]
	Upside 2	Upside 1	Baseline	Downside 1	Downside 2
As at 31 December 2025%		%	%	%	%
UK GDP[2]	14.5	10.8	1.4	(0.3)	(3.5)
UK unemployment[3]	3.8	4.3	4.8	6.5	8.1
UK HPI[4]	34.6	24.9	3.0	(12.6)	(28.0)
UK bank rate	2.3	2.8	3.6	4.6	4.6
US GDP[2]	14.6	12.4	2.0	(0.2)	(4.6)
US unemployment[3]	3.7	4.1	4.4	6.6	8.8
US HPI[4]	26.2	19.3	2.4	(1.5)	(8.1)
US federal funds rate	2.5	2.8	3.5	4.3	4.3
As at 31 December 2024
UK GDP[2]	15.0	11.6	1.4	0.2	(2.9)
UK unemployment[3]	3.4	3.9	4.4	6.5	8.4
UK HPI[4]	36.3	25.9	3.0	(11.3)	(26.8)
UK bank rate	2.8	3.3	4.2	5.3	5.3
US GDP[2]	14.9	12.8	2.2	0.4	(2.1)
US unemployment[3]	3.5	3.8	4.2	5.9	7.5
US HPI[4]	30.1	24.4	3.5	1.1	(4.0)
US federal funds rate	2.8	3.3	4.2	5.3	5.3
Average basis represents the average quarterly value of variables in the 20 quarter period with GDP and HPI based on yearly average and quarterly CAGRs respectively.

Macroeconomic variables (5 year averages) (audited)[1]
	Upside 2	Upside 1	Baseline	Downside 1	Downside 2
As at 31 December 2025%		%	%	%	%
UK GDP[5]	2.7	2.0	1.4	0.9	0.3
UK unemployment[6]	4.1	4.5	4.8	5.5	6.2
UK HPI[7]	6.1	4.5	3.0	0.6	(2.0)
UK bank rate	2.9	3.2	3.6	2.7	1.7
US GDP[5]	2.7	2.4	2.0	1.1	0.1
US unemployment[6]	3.9	4.1	4.4	5.4	6.3
US HPI[7]	4.8	3.6	2.4	1.9	1.5
US federal funds rate	2.9	3.2	3.5	3.1	2.5
As at 31 December 2024
UK GDP[5]	2.6	2.0	1.4	0.9	0.5
UK unemployment[6]	3.7	4.0	4.4	5.3	6.1
UK HPI[7]	6.4	4.7	3.0	0.8	(1.6)
UK bank rate	3.5	3.9	4.2	3.3	2.4
US GDP[5]	2.9	2.5	2.2	1.7	1.2
US unemployment[6]	3.7	3.9	4.2	5.0	5.8
US HPI[7]	5.4	4.5	3.5	2.4	1..2
US federal funds rate	3.6	4.0	4.2	3.2	2.1
Notes:
1UK GDP = Real GDP growth seasonally adjusted; UK unemployment = UK unemployment rate 16-year+; UK HPI (31.12.24) = Halifax All Houses, All Buyers
Index; UK HPI (31.12.25) = Halifax HPI Meth2 All Houses, All Buyers index; US GDP = Real GDP growth seasonally adjusted; US unemployment = US civilian unemployment rate 16-year+; US HPI = FHFA house price index. 20 quarter period starts from Q125 (2024: Q124).
2Maximum growth relative to Q424 (2024: Q423), based on 20 quarter period in Upside scenarios; 5-year yearly average CAGR in Baseline; minimum growth relative to Q424 (2024: Q423), based on 20 quarter period in Downside scenarios.
3Lowest quarter in Upside scenarios; 5-year average in Baseline; highest quarter in Downside scenarios. Period based on 20 quarters from Q125 (2024: Q124).
4Maximum growth relative to Q424 (2024: Q423), based on 20 quarter period in Upside scenarios; 5-year quarter end CAGR in Baseline; minimum growth relative to Q424 (2024: Q423), based on 20 quarter period in Downside scenarios.
55-year yearly average CAGR, starting 2024 (2024: 2023).
65-year average, Period based on 20 quarters from Q125 (2024: Q124).
75-year quarter end CAGR, starting Q424 (2024: Q423).

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	247

Risk performance - Credit risk (continued)
The graphs below plot the historical data for the quarterly, year on year GDP growth rate (Q v Q-4) and the quarterly unemployment rate in the UK and US as well as the forecasted data under each of the five scenarios.

UK GDP (%)
U1
U2
B
L
D1
D2

US GDP (%)

5
2.5
0
-2.5
-5
-7.5
2023
2025
2027
2029
2031
2033

UK unemployment (%)

10
9
8
7
6
5
4
3
2
1
0
2023
2025
2027
2029
2031
2033

D2
D1
B
L
U2
U1

US unemployment (%)
D2
U2
U1
B
L
D1
D1
B
L
D2
U1
U2
GDP growth based on year on year growth each quarter (Q/(Q-4)).

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	248

Risk performance - Credit risk (continued)
ECL sensitivity analysis (audited)
The table below shows the modelled ECL assuming each of the five modelled scenarios are 100% weighted with the dispersion of results around the Baseline, highlighting the impact on exposure and ECL across the scenarios.
Model exposure uses exposure at default (EAD) values and is not directly comparable to gross exposure used in other disclosures.

	Scenarios
As at 31 December 2025	Weighted[1]	Upside 2	Upside 1	Baseline	Downside 1	Downside 2
Stage 1 Model exposure (£m)
Retail mortgages	149,004	151,314	150,144	148,760	146,786	144,360
Retail credit cards[2]	61,320	61,096	61,204	61,325	61,569	61,724
Retail other	6,260	6,378	6,326	6,268	6,106	5,927
Corporate loans[2]	220,292	222,057	221,337	220,646	218,634	213,827
Stage 1 Model ECL (£m)
Retail mortgages	3	1	2	2	6	13
Retail credit cards[2]	561	523	541	561	599	637
Retail other	32	30	31	31	35	38
Corporate loans[2]	231	201	212	221	274	329
Stage 1 Coverage (%)
Retail mortgages	—	—	—	—	—	—
Retail credit cards	0.9	0.9	0.9	0.9	1.0	1.0
Retail other	0.5	0.5	0.5	0.5	0.6	0.6
Corporate loans	0.1	0.1	0.1	0.1	0.1	0.2
Stage 2 Model exposure (£m)
Retail mortgages	13,586	11,276	12,446	13,830	15,804	18,230
Retail credit cards[2]	5,307	5,133	5,224	5,301	5,478	5,759
Retail other	1,164	1,046	1,098	1,156	1,318	1,497
Corporate loans[2]	18,172	16,264	17,037	17,836	19,979	24,927
Stage 2 Model ECL (£m)
Retail mortgages	16	6	8	11	33	79
Retail credit cards[2]	1,183	1,099	1,138	1,175	1,277	1,415
Retail other	81	67	72	77	102	134
Corporate loans[2]	477	383	415	454	604	879
Stage 2 Coverage (%)
Retail mortgages	0.1	0.1	0.1	0.1	0.2	0.4
Retail credit cards	22.3	21.4	21.8	22.2	23.3	24.6
Retail other	7.0	6.4	6.6	6.7	7.7	9.0
Corporate loans	2.6	2.4	2.4	2.5	3.0	3.5
Stage 3 Model exposure (£m)[3]
Retail mortgages	1,621	1,621	1,621	1,621	1,621	1,621
Retail credit cards[2]	2,158	2,158	2,158	2,158	2,158	2,158
Retail other	128	128	128	128	128	128
Corporate loans[2]	3,650	3,650	3,650	3,650	3,650	3,650
Stage 3 Model ECL (£m)
Retail mortgages	43	32	35	38	59	98
Retail credit cards[2]	1,592	1,548	1,573	1,596	1,632	1,663
Retail other	79	76	77	77	80	87
Corporate loans[2,4]	60	57	57	59	64	71
Stage 3 Coverage (%)
Retail mortgages	2.7	2.0	2.2	2.3	3.6	6.0
Retail credit cards	73.8	71.7	72.9	74.0	75.6	77.1
Retail other	61.7	59.4	60.2	60.2	62.5	68.0
Corporate loans[4]	1.6	1.6	1.6	1.6	1.8	1.9
Total Model ECL (£m)
Retail mortgages	62	39	45	51	98	190
Retail credit cards[2]	3,336	3,170	3,252	3,332	3,508	3,715
Retail other	192	173	180	185	217	259
Corporate loans[2,4]	768	641	684	734	942	1,279
Total Model ECL	4,358	4,023	4,161	4,302	4,765	5,443

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	249

Risk performance - Credit risk (continued)

Reconciliation to total ECL	£m
Total weighted model ECL	4,358
ECL from individually assessed exposures[4]	672
ECL from benchmarked exposures and others[5]	542
ECL from debt securities at amortised cost	22
ECL from held for sale assets (co-branded card portfolio)	(235)
ECL from post model management adjustments	368
Of which: ECL from economic uncertainty adjustments	114
Total ECL	5,727
Notes:
1Model exposures are allocated to a stage based on an individual scenario rather than a probability-weighted approach as required for Barclays reported impairment allowances. As a result, it is not possible to back solve the final reported weighted ECL from individual scenarios given balances may be assigned to a different stage dependent on the scenario.
2Model exposure and ECL reported within Retail credit cards and Corporate loans continue to include a co-branded card portfolio in USCB, classified as assets held for sale.
3Model exposures allocated to Stage 3 do not change in any of the scenarios as the transition criteria relies only on observable evidence of default as at 31 December
2025 and not on the macroeconomic scenario.
4Material corporate loan defaults are individually assessed across different recovery strategies. As a result, ECL of £672m is reported as an individually assessed impairment in the reconciliation table.
5ECL from benchmarked  exposures and others includes ECL on Tesco Bank of £400m calculated using a benchmarked approach based on UK cards and UK retail loans. The sensitivity of these exposures would materially reflect the sensitivity of the benchmarked model.
The use of five scenarios with associated weighting results in a total weighted ECL uplift from the Baseline ECL of 1.3%.
Retail mortgages: Total weighted ECL of £62m represents a 21.6% increase over the Baseline ECL (£51m). Total ECL increases to £190m under the Downside 2 scenario, driven by a fall in UK HPI.
Retail credit cards: Total weighted ECL of £3,336m is broadly aligned to the Baseline ECL (£3,332m). Total ECL increases to £3,715m under the Downside 2 scenario, driven by an increase in UK and US unemployment rate.
Retail other: Total weighted ECL of £192m represents a 3.8% increase over the Baseline ECL (£185m). Total ECL increases to £259m under the Downside 2 scenario, largely driven by an increase in UK unemployment rate.
Corporate loans: Total weighted ECL of £768m represents a 4.6% increase over the Baseline ECL (£734m). Total ECL increases to £1,279 under the Downside 2 scenario, driven by a decrease in UK and US GDP.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	250

Risk performance - Credit risk (continued)

	Scenarios[1]
As at 31 December 2024	Weighted[2]	Upside 2	Upside 1	Baseline	Downside 1	Downside 2
Stage 1 Model exposure (£m)
Retail mortgages	139,086	140,828	140,079	139,188	136,671	134,861
Retail credit cards	63,937	63,821	63,859	63,894	63,980	63,975
Retail other	7,952	8,074	8,025	7,968	7,804	7,614
Corporate loans	213,905	216,064	215,215	214,293	212,007	207,062
Stage 1 Model ECL (£m)
Retail mortgages	1	—	1	1	3	6
Retail credit cards	535	512	523	534	560	586
Retail other	34	32	32	33	36	40
Corporate loans	270	235	247	258	311	363
Stage 1 Coverage (%)
Retail mortgages	—	—	—	—	—	—
Retail credit cards	0.8	0.8	0.8	0.8	0.9	0.9
Retail other	0.4	0.4	0.4	0.4	0.5	0.5
Corporate loans	0.1	0.1	0.1	0.1	0.1	0.2
Stage 2 Model exposure (£m)
Retail mortgages	20,401	18,178	19,072	20,134	23,359	26,339
Retail credit cards	6,904	6,747	6,817	6,889	7,052	7,310
Retail other	1,232	1,110	1,159	1,215	1,380	1,570
Corporate loans	21,197	18,889	19,793	20,827	23,238	28,340
Stage 2 Model ECL (£m)
Retail mortgages	4	1	2	3	8	16
Retail credit cards	1,473	1,387	1,422	1,459	1,567	1,714
Retail other	81	68	72	77	101	134
Corporate loans	532	424	461	505	655	932
Stage 2 Coverage (%)
Retail mortgages	—	—	—	—	—	0.1
Retail credit cards	21.3	20.6	20.9	21.2	22.2	23.4
Retail other	6.6	6.1	6.2	6.3	7.3	8.5
Corporate loans	2.5	2.2	2.3	2.4	2.8	3.3
Stage 3 Model exposure (£m)[3]
Retail mortgages	1,062	1,062	1,062	1,062	1,062	1,062
Retail credit cards	2,197	2,197	2,197	2,197	2,197	2,197
Retail other	158	158	158	158	158	158
Corporate loans	4,051	4,051	4,051	4,051	4,051	4,051
Stage 3 Model ECL (£m)
Retail mortgages	19	12	14	17	29	41
Retail credit cards	1,625	1,585	1,606	1,627	1,663	1,695
Retail other	92	90	91	92	95	97
Corporate loans[4]	71	66	67	69	79	89
Stage 3 Coverage (%)
Retail mortgages	1.8	1.1	1.3	1.6	2.7	3.9
Retail credit cards	74.0	72.1	73.1	74.1	75.7	77.2
Retail other	58.2	57.0	57.6	58.2	60.1	61.4
Corporate loans[4]	1.8	1.6	1.7	1.7	2.0	2.2
Total Model ECL (£m)
Retail mortgages	24	13	17	21	40	63
Retail credit cards	3,633	3,484	3,551	3,620	3,790	3,995
Retail other	207	190	195	202	232	271
Corporate loans[4]	873	725	775	832	1,045	1,384
Total Model ECL	4,737	4,412	4,538	4,675	5,107	5,713

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	251

Risk performance - Credit risk (continued)

Reconciliation to total ECL	£m
Total weighted model ECL	4,737
ECL from individually assessed exposures[4]	461
ECL from benchmarked exposures and others[5]	358
ECL from debt securities at amortised cost	23
ECL from held for sale assets (co-branded card portfolio)	(282)
ECL from post model management adjustments	235
Of which: ECL from economic uncertainty adjustments	78
Total ECL	5,532
Notes:
1Model exposure and ECL reported within Retail credit cards and Retail Other excludes the German consumer finance business, sale of which completed after the balance sheet date. Model exposure and ECL reported within Retail credit cards and Corporate loans continue to include a co-branded card portfolio, as its sale is expected to close in 2026.
2Model exposures are allocated to a stage based on an individual scenario rather than a probability-weighted approach as required for Barclays reported impairment allowances. As a result, it is not possible to back solve the final reported weighted ECL from individual scenarios given balances may be assigned to a different stage dependent on the scenario.
3Model exposures allocated to Stage 3 do not change in any of the scenarios as the transition criteria relies only on observable evidence of default as at 31 December
2024 and not on the macroeconomic scenario.
4Material corporate loan defaults are individually assessed across different recovery strategies. As a result, ECL of £461m is reported as an individually assessed impairment in the reconciliation table.
5ECL from benchmarked exposures and others includes ECL on Tesco Bank of £209m calculated using a benchmarked approach based on UK cards and UK retail loans. The sensitivity of these exposures would materially reflect the sensitivity of the benchmarked model.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	252

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
Further detail on the Group policies with regard to managing concentration risk is presented in the Barclays PLC Pillar 3 Report 2025
(unaudited).
Credit risk concentration by Industry for contractual maturity, staging and geography

Loans and advances at amortised cost net of impairment allowance
Industry	Geography (audited)					Stage (audited)				Maturity				Carbon related sectors[1]
	United Kingdom	Americas	Europe	Others	Total	Stage 1	Stage 2	Stage 3[4]	Total	< 1 year	1-5 Years	>5 years	Total
As at 31 December 2025	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Agriculture, Food and Forest Products	3,153	—	74	—	3,227	2,649	412	166	3,227	642	1,239	1,346	3,227	Yes
Mining and Quarrying	689	358	221	8	1,276	1,233	36	7	1,276	834	347	95	1,276	Yes
Manufacturing	3,841	1,150	760	361	6,112	4,327	1,574	211	6,112	3,068	2,472	572	6,112	Yes
Government and central bank	2,538	—	118	478	3,134	2,979	37	118	3,134	153	455	2,526	3,134
Banks	717	3,435	1,746	2,740	8,638	8,638	—	—	8,638	8,591	46	1	8,638
Energy and water	2,219	1,069	294	324	3,906	3,559	177	170	3,906	866	1,730	1,310	3,906	Yes
Materials and Building	20,677	2,414	398	365	23,854	21,356	2,199	299	23,854	4,761	13,251	5,842	23,854	Yes
Wholesale and retail distribution and leisure	7,846	675	251	509	9,281	7,492	1,574	215	9,281	3,433	5,083	765	9,281
Transport and storage	928	344	205	125	1,602	1,377	112	113	1,602	344	1,070	188	1,602	Yes
Home Loans	175,327	118	832	1,056	177,333	161,637	13,813	1,883	177,333	1,983	8,912	166,438	177,333	Yes
Business and other services	13,154	5,614	4,024	1,354	24,146	20,677	2,679	790	24,146	7,252	14,640	2,254	24,146
Other Financial Institutions	6,021	30,761	8,521	2,845	48,148	46,359	1,523	266	48,148	15,074	27,033	6,041	48,148
Cards, unsecured loans and other personal lending	27,615	20,939	1,410	902	50,866	45,405	4,820	641	50,866	10,508	20,291	20,067	50,866
Total loans and advances at amortised cost	264,725	66,877	18,854	11,067	361,523	327,688	28,956	4,879	361,523	57,509	96,569	207,445	361,523
Debt securities at amortised cost³	28,143	19,395	17,523	3,414	68,475	68,113	362	—	68,475	10,664	31,655	26,156	68,475
Total loans and advances at amortised cost including debt securities	292,868	86,272	36,377	14,481	429,998	395,801	29,318	4,879	429,998	68,173	128,224	233,601	429,998
Contingent liabilities	5,521	12,320	5,084	1,544	24,469	22,448	1,905	116	24,469	24,469	—	—	24,469
Loan commitments	118,101	239,886	35,665	9,662	403,314	388,045	14,568	701	403,314	403,294	17	3	403,314
Total off-balance sheet²	123,622	252,206	40,749	11,206	427,783	410,493	16,473	817	427,783	427,763	17	3	427,783

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	253

Risk performance - Credit risk (continued)

Loans and advances at amortised cost net of impairment allowance
Industry	Geography (audited)					Stage (audited)				Maturity				Carbon related sectors ¹
	United Kingdom	Americas	Europe	Others	Total	Stage 1	Stage 2	Stage 3[4]	Total	< 1 year	1-5 Years	>5 years	Total
As at 31 December 2024	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Agriculture, Food and Forest Products	3,430	—	—	—	3,430	2,518	484	428	3,430	769	1,109	1,552	3,430	Yes
Mining and Quarrying	515	708	189	—	1,412	1,335	76	1	1,412	346	1,060	6	1,412	Yes
Manufacturing	3,578	1,418	828	349	6,173	4,764	1,237	172	6,173	3,151	2,715	307	6,173	Yes
Government and central bank	3,373	—	2	342	3,717	3,674	43	—	3,717	254	291	3,172	3,717
Banks	730	3,573	1,301	2,721	8,325	8,323	2	—	8,325	8,166	159	—	8,325
Energy and water	2,109	401	203	287	3,000	2,537	206	257	3,000	809	1,300	891	3,000	Yes
Materials and Building	18,502	2,816	399	220	21,937	18,987	2,536	414	21,937	4,535	10,944	6,458	21,937	Yes
Wholesale and retail distribution and leisure	7,934	831	294	616	9,675	7,850	1,565	260	9,675	3,647	4,943	1,085	9,675
Transport and storage	763	421	300	96	1,580	1,321	164	95	1,580	480	925	175	1,580	Yes
Home Loans	166,181	113	899	868	168,061	146,652	19,534	1,875	168,061	1,674	9,585	156,802	168,061	Yes
Business and other services	13,266	5,196	3,646	1,031	23,139	19,301	3,049	789	23,139	6,510	13,524	3,105	23,139
Other Financial Institutions	6,772	30,791	7,121	2,553	47,237	45,689	1,474	74	47,237	16,552	24,002	6,683	47,237
Cards, unsecured loans and other personal lending	26,745	20,079	994	769	48,587	42,885	5,032	670	48,587	10,505	19,218	18,864	48,587
Total loans and advances at amortised cost	253,898	66,347	16,176	9,852	346,273	305,836	35,402	5,035	346,273	57,398	89,775	199,100	346,273
Debt securities at amortised cost³	25,939	19,721	15,558	6,992	68,210	64,976	3,234	—	68,210	7,051	32,631	28,528	68,210
Total loans and advances at amortised cost including debt securities	279,837	86,068	31,734	16,844	414,483	370,812	38,636	5,035	414,483	64,449	122,406	227,628	414,483
Contingent liabilities	5,721	10,742	5,514	2,381	24,358	21,028	2,835	495	24,358	24,358	—	—	24,358
Loan commitments	114,458	243,619	41,361	8,361	407,799	391,227	15,893	679	407,799	407,731	68	—	407,799
Total off-balance sheet²	120,179	254,361	46,875	10,742	432,157	412,255	18,728	1,174	432,157	432,089	68	—	432,157
Notes:
1Refer to Carbon related assets table on page 215 for more details on the "Exposures towards sectors that highly contribute to carbon related assets" under the respective Industry sectors.
2The Off-balance sheet contingent liabilities and loan commitments excludes the fair value balance of £22,197m in 2025 (2024: £16,338m) and includes exposures relating to financial assets classified as assets held for sale.
3Debt securities at amortised cost primarily includes £40,375m (2024: £39,699m) in Government and central bank, £25,064m (2024: £24,007m) in other financial institutions, £414m (2024: £1,388m) in materials & building and £802m (2024: £1,249m) in Banks.
-  For analysis of Debt securities by issuer, refer to "Analysis of Debt Securities" on page 267.
4Loans and advances stage 3 includes  POCI assets of £39m (2024: £57m).

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	254

Risk performance - Credit risk (continued)
The approach to management and representation of credit quality
Asset credit quality
The credit quality distribution is based on the IFRS 9 12-month probability of default (PD) at the reporting date to ensure comparability with other ECL disclosures in the Expected Credit Losses section.
The following internal measures are used to determine credit quality for loans:

PD Range %	Internal Default Grade Band	Default Probability			Credit Quality description	Moody’s	Standard and Poor’s
		>Min	Mid	<=Max
0.00 to < 0.15	1	0.00%	0.01%	0.02%	Strong	Aaa, Aa1, Aa2	AAA, AA+, AA, AA-
	2	0.02%	0.03%	0.03%		Aa3	AA-
	3	0.03%	0.04%	0.05%		A1, A2, A3	A+, A
	4	0.05%	0.08%	0.10%		A1, A2, A3	A-
	5	0.10%	0.13%	0.15%		Baa1	BBB+
0.15 to < 0.25	6	0.15%	0.18%	0.20%	Strong	Baa2	BBB
	7	0.20%	0.23%	0.25%		Baa2	BBB-
0.25 to < 0.50	8	0.25%	0.28%	0.30%	Strong	Baa3	BBB-
	9	0.30%	0.35%	0.40%		Baa3	BB+
	10	0.40%	0.45%	0.50%		Ba1	BB+
0.50 to < 0.75	11	0.50%	0.55%	0.60%	Strong	Ba1	BB
	12	0.60%	0.68%	0.75%	Satisfactory	Ba2	BB
0.75 to < 2.50	12	0.75%	0.98%	1.20%	Satisfactory	Ba2, Ba3	BB, BB-
	13	1.20%	1.38%	1.55%		Ba3	BB-
	14	1.55%	1.85%	2.15%		B1	B+
	15	2.15%	2.33%	2.50%		B1, B2	B+
2.50 to < 10.00	15	2.50%	2.78%	3.05%	Satisfactory	B1, B2	B+
	16	3.05%	3.75%	4.45%		B2	B
	17	4.45%	5.40%	6.35%		B3	B
	18	6.35%	7.50%	8.65%		B3, Caa1	B-
	19	8.65%	9.33%	10.00%		Caa2	B-
10.00 to < 100.00	19	10.00%	10.68%	11.35%	Satisfactory	Caa2	B-
	20	11.35%	15.00%	18.65%	Higher Risk	Caa2	CCC+
	21	18.65%	30.00%	99.99%	Higher Risk	Caa3, Ca, C	CCC, CCC-, CC, C
100.00 (Default)	22	100%	100%	100%	Credit Impaired	D	D
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
Debt securities
For assets held at fair value, the carrying value on the balance sheet will include, among other things, the credit risk of the issuer. Most listed and some unlisted securities are rated by external rating agencies. The Group mainly uses external credit ratings provided by Standard &
Poor’s, Fitch or Moody’s. Where such ratings are not available or are not current, the Group will use its own internal ratings for the securities.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	255

Risk performance - Credit risk (continued)
Balance sheet credit quality
The following tables present the credit quality of the Group’s assets exposed to credit risk.
Overview
As at 31 December 2025, the ratio of the Group’s on-balance sheet assets classified as strong (0.0 to <0.60%)  remained stable  at 87%
(2024: 86%) of total assets exposed to credit risk. Further analysis of debt securities by issuer and issuer type and netting and collateral arrangements on derivative financial instruments is presented in the Analysis of debt securities section and Analysis of derivatives section.

Balance sheet credit quality (audited)
	PD Range			Total	PD range			Total
	0.0 to <0.60%	0.60 to <11.35%	11.35 to 100%		0.0 to <0.60%	0.60 to <11.35%	11.35 to 100%
	£m	£m	£m	£m	%	%	%	%
As at 31 December 2025
Cash and balances at central banks	229,752	—	—	229,752	100	—	—	100
Cash collateral and settlement balances	117,555	12,970	7	130,532	90	10	—	100
Loans and advances at amortised cost:
Retail mortgages	167,674	6,805	2,854	177,333	94	4	2	100
Retail credit cards	12,288	22,612	2,052	36,952	33	61	6	100
Retail other	7,928	5,601	385	13,914	57	40	3	100
Corporate loans	100,457	28,503	4,364	133,324	76	21	3	100
Total loans and advances at amortised cost	288,347	63,521	9,655	361,523	80	17	3	100
Debt securities at amortised cost	67,920	495	60	68,475	99	1	—	100
Reverse repurchase agreements and other similar secured lending	15,672	1,950	—	17,622	89	11	—	100
Trading portfolio assets:
Debt securities	79,724	14,144	491	94,359	84	15	1	100
Traded loans	5,339	5,241	1,669	12,249	43	43	14	100
Total trading portfolio assets	85,063	19,385	2,160	106,608	80	18	2	100
Financial assets at fair value through the income statement:
Loans and advances	27,093	20,037	542	47,672	57	42	1	100
Debt securities	2,030	930	254	3,214	63	29	8	100
Reverse repurchase agreements	96,857	35,131	500	132,488	73	27	—	100
Other financial assets	64	19	—	83	77	23	—	100
Total financial assets at fair value through the income statement	126,044	56,117	1,296	183,457	68	31	1	100
Derivative financial instruments	237,405	14,617	437	252,459	94	6	—	100
Financial assets at fair value through other comprehensive income	74,328	62	—	74,390	100	—	—	100
Other assets	780	65	2	847	92	8	—	100
Assets held for sale	2,461	3,130	210	5,801	42	54	4	100
Total on-balance sheet	1,245,327	172,312	13,827	1,431,466	87	12	1	100

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	256

Risk performance - Credit risk (continued)

Balance sheet credit quality (audited)
	PD Range			Total	PD range			Total
	0.0 to <0.60%	0.60 to <11.35%	11.35 to 100%		0.0 to <0.60%	0.60 to <11.35%	11.35 to 100%
	£m	£m	£m	£m	%	%	%	%
As at 31 December 2024
Cash and balances at central banks	210,184	—	—	210,184	100	—	—	100
Cash collateral and settlement balances	104,446	15,371	26	119,843	87	13	—	100
Loans and advances at amortised cost:
Retail mortgages	160,441	5,332	2,288	168,061	96	3	1	100
Retail credit cards	11,157	21,779	1,843	34,779	32	63	5	100
Retail other	6,014	7,390	404	13,808	44	53	3	100
Corporate loans	95,560	29,303	4,762	129,625	73	23	4	100
Total loans and advances at amortised cost	273,172	63,804	9,297	346,273	79	18	3	100
Debt securities at amortised cost	67,645	565	—	68,210	99	1	—	100
Reverse repurchase agreements and other similar secured lending	2,966	1,768	—	4,734	63	37	—	100
Trading portfolio assets:
Debt securities	65,994	11,478	542	78,014	84	15	1	100
Traded loans	2,543	7,442	3,485	13,470	19	55	26	100
Total trading portfolio assets	68,537	18,920	4,027	91,484	75	21	4	100
Financial assets at fair value through the income statement:
Loans and advances	25,051	19,444	573	45,068	56	43	1	100
Debt securities	1,756	1,156	53	2,965	59	39	2	100
Reverse repurchase agreements	103,571	37,565	637	141,773	74	26	—	100
Other financial assets	88	22	—	110	80	20	—	100
Total financial assets at fair value through the income statement	130,466	58,187	1,263	189,916	68	31	1	100
Derivative financial instruments	275,232	18,104	194	293,530	94	6	—	100
Financial assets at fair value through other comprehensive income	78,005	50	—	78,055	100	—	—	100
Other assets	815	69	7	891	91	8	1	100
Assets held for sale	1,178	8,235	131	9,544	12	87	1	100
Total on-balance sheet	1,212,646	185,073	14,945	1,412,664	86	13	1	100

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	257

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
IFRS 9 Stage 1 and Stage 2 classification is not dependent solely on the absolute probability of default but on elements that determine a significant increase in credit risk, including relative movement in probability of default since initial recognition. There is therefore no direct relationship between credit quality and IFRS 9 stage classification.

Credit risk profile by internal PD grade for retail mortgages (audited)
			Gross carrying amount					Allowance for ECL					Net exposure	Coverage ratio
Grade	PD range	Credit quality description	Stage 1	Stage 2	Stage 3 excluding POCI	Stage 3 POCI	Total	Stage 1	Stage 2	Stage 3 excluding POCI	Stage 3 POCI	Total
	%		£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	%
As at 31 December 2025
1 - 3	0.0 to <0.05%	Strong	11,602	68	—	—	11,670	—	—	—	—	—	11,670	—
4 - 5	0.05 to <0.15%	Strong	91,122	2,291	—	—	93,413	2	1	—	—	3	93,410	—
6 - 8	0.15 to <0.30%	Strong	39,834	2,907	—	—	42,741	5	2	—	—	7	42,734	—
9 - 11	0.30 to <0.60%	Strong	17,191	2,681	—	—	19,872	10	2	—	—	12	19,860	0.1
12 - 14	0.60 to <2.15%	Satisfactory	1,548	2,704	—	—	4,252	—	4	—	—	4	4,248	0.1
15 - 19	2.15 to <11.35%	Satisfactory	296	2,265	—	—	2,561	—	4	—	—	4	2,557	0.2
20 - 21	11.35 to <100%	Higher Risk	61	913	—	—	974	—	3	—	—	3	971	0.3
22	100%	Credit Impaired	—	—	1,967	—	1,967	—	—	84	—	84	1,883	4.3
Total			161,654	13,829	1,967	—	177,450	17	16	84	—	117	177,333	0.1

Credit risk profile by internal PD grade for retail credit cards[3] (audited)
			Gross carrying amount					Allowance for ECL					Net exposure	Coverage ratio
Grade	PD Range	Credit quality description	Stage 1	Stage 2	Stage 3 excluding POCI	Stage 3 POCI	Total	Stage 1	Stage 2	Stage 3 excluding POCI	Stage 3 POCI	Total
	%		£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	%
As at 31 December 2025
1 - 3	0.0 to <0.05%	Strong	1,749	38	—	—	1,787	40	23	—	—	63	1,724	3.5
4 - 5	0.05 to <0.15%	Strong	2,360	5	—	—	2,365	3	—	—	—	3	2,362	0.1
6 - 8	0.15 to <0.30%	Strong	3,082	5	—	—	3,087	7	—	—	—	7	3,080	0.2
9 - 11	0.30 to <0.60%	Strong	5,132	12	—	—	5,144	22	—	—	—	22	5,122	0.4
12 - 14	0.60 to <2.15%	Satisfactory	11,536	125	—	—	11,661	127	8	—	—	135	11,526	1.2
15 - 19	2.15 to <11.35%	Satisfactory	9,431	2,344	—	—	11,775	321	368	—	—	689	11,086	5.9
20 - 21	11.35 to <100%	Higher Risk	433	1,950	—	—	2,383	46	795	—	—	841	1,542	35.3
22	100%	Credit Impaired	—	—	2,055	24	2,079	—	—	1,569	—	1,569	510	75.5
Total			33,723	4,479	2,055	24	40,281	566	1,194	1,569	—	3,329	36,952	8.3

Credit risk profile by internal PD grade for retail other (audited)
			Gross carrying amount					Allowance for ECL					Net exposure	Coverage ratio
Grade	PD Range	Credit quality description	Stage 1	Stage 2	Stage 3 excluding POCI	Stage 3 POCI	Total	Stage 1	Stage 2	Stage 3 excluding POCI	Stage 3 POCI	Total
	%		£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	%
As at 31 December 2025
1 - 3	0.0 to <0.05%	Strong	46	1	—	—	47	—	—	—	—	—	47	—
4 - 5	0.05 to <0.15%	Strong	454	6	—	—	460	1	—	—	—	1	459	0.2
6 - 8	0.15 to <0.30%	Strong	889	12	—	—	901	2	—	—	—	2	899	0.2
9 - 11	0.30 to <0.60%	Strong	6,491	63	—	—	6,554	28	3	—	—	31	6,523	0.5
12 - 14	0.60 to <2.15%	Satisfactory	2,894	266	—	—	3,160	23	11	—	—	34	3,126	1.1
15 - 19	2.15 to <11.35%	Satisfactory	1,515	1,066	—	—	2,581	39	67	—	—	106	2,475	4.1
20 - 21	11.35 to <100%	Higher Risk	60	304	—	—	364	8	102	—	—	110	254	30.2
22	100%	Credit Impaired	—	—	349	15	364	—	—	233	—	233	131	64.0
Total			12,349	1,718	349	15	14,431	101	183	233	—	517	13,914	3.6

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	258

Risk performance - Credit risk (continued)

Credit risk profile by internal PD grade for corporate loans[3] (audited)
			Gross carrying amount					Allowance for ECL					Net exposure	Coverage ratio
Grade	PD Range	Credit quality description	Stage 1	Stage 2	Stage 3 excluding POCI	Stage 3 POCI	Total	Stage 1	Stage 2	Stage 3 excluding POCI	Stage 3 POCI	Total
	%		£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	%
As at 31 December 2025
1 - 3	0.0 to <0.05%	Strong	41,676	405	—	—	42,081	6	6	—	—	12	42,069	—
4 - 5	0.05 to <0.15%	Strong	25,812	40	—	—	25,852	8	—	—	—	8	25,844	—
6 - 8	0.15 to <0.30%	Strong	14,313	577	—	—	14,890	12	22	—	—	34	14,856	0.2
9 - 11	0.30 to <0.60%	Strong	17,115	612	—	—	17,727	33	3	—	—	36	17,691	0.2
12 - 14	0.60 to <2.15%	Satisfactory	17,605	3,447	—	—	21,052	85	50	—	—	135	20,917	0.6
15 - 19	2.15 to <11.35%	Satisfactory	4,140	3,603	—	—	7,743	57	100	—	—	157	7,586	2.0
20 - 21	11.35 to <100%	Higher Risk	192	1,954	—	—	2,146	6	134	—	—	140	2,006	6.5
22	100%	Credit Impaired	—	—	3,159	—	3,159	—	—	804	—	804	2,355	25.5
Total			120,853	10,638	3,159	—	134,650	207	315	804	—	1,326	133,324	1.0

Credit risk profile by internal PD grade for loans and advances at amortised cost[3] (audited)
			Gross carrying amount					Allowance for ECL					Net exposure	Coverage ratio
Grade	PD Range	Credit quality description	Stage 1	Stage 2	Stage 3 excluding POCI	Stage 3 POCI	Total	Stage 1	Stage 2	Stage 3 excluding POCI	Stage 3 POCI	Total
	%		£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	%
As at 31 December 2025
1 - 3	0.0 to <0.05%	Strong	55,073	512	—	—	55,585	46	29	—	—	75	55,510	0.1
4 - 5	0.05 to <0.15%	Strong	119,748	2,342	—	—	122,090	14	1	—	—	15	122,075	—
6 - 8	0.15 to <0.30%	Strong	58,118	3,501	—	—	61,619	26	24	—	—	50	61,569	0.1
9 - 11	0.30 to <0.60%	Strong	45,929	3,368	—	—	49,297	93	8	—	—	101	49,196	0.2
12 - 14	0.60 to <2.15%	Satisfactory	33,583	6,542	—	—	40,125	235	73	—	—	308	39,817	0.8
15 - 19	2.15 to <11.35%	Satisfactory	15,382	9,278	—	—	24,660	417	539	—	—	956	23,704	3.9
20 - 21	11.35 to <100%	Higher Risk	746	5,121	—	—	5,867	60	1,034	—	—	1,094	4,773	18.6
22	100%	Credit Impaired	—	—	7,530	39	7,569	—	—	2,690	—	2,690	4,879	35.5
Total			328,579	30,664	7,530	39	366,812	891	1,708	2,690	—	5,289	361,523	1.4

Credit risk profile by internal PD grade for retail mortgages (audited)
			Gross carrying amount					Allowance for ECL					Net exposure	Coverage ratio
Grade	PD Range	Credit quality description	Stage 1	Stage 2	Stage 3 excluding POCI	Stage 3 POCI	Total	Stage 1	Stage 2	Stage 3 excluding POCI	Stage 3 POCI	Total
	%		£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	%
As at 31 December 2024
1 - 3	0.0 to <0.05%	Strong	26,799	649	—	—	27,448	1	—	—	—	1	27,447	—
4 - 5	0.05 to <0.15%	Strong	90,420	6,864	—	—	97,284	16	3	—	—	19	97,265	—
6 - 8	0.15 to <0.30%	Strong	18,574	4,417	—	—	22,991	8	6	—	—	14	22,977	0.1
9 - 11	0.30 to <0.60%	Strong	9,829	2,945	—	—	12,774	12	10	—	—	22	12,752	0.2
12 - 14	0.60 to <2.15%	Satisfactory	863	2,741	—	—	3,604	1	19	—	—	20	3,584	0.6
15 - 19	2.15 to <11.35%	Satisfactory	83	1,681	—	—	1,764	—	16	—	—	16	1,748	0.9
20 - 21	11.35 to <100%	Higher Risk	122	299	—	—	421	—	8	—	—	8	413	1.9
22	100%	Credit Impaired	—	—	1,962	—	1,962	—	—	87	—	87	1,875	4.4
Total			146,690	19,596	1,962	—	168,248	38	62	87	—	187	168,061	0.1

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	259

Risk performance - Credit risk (continued)

Credit risk profile by internal PD grade for retail credit cards[3] (audited)
			Gross carrying amount					Allowance for ECL					Net exposure	Coverage ratio
Grade	PD Range	Credit quality description	Stage 1	Stage 2	Stage 3 excluding POCI	Stage 3 POCI	Total	Stage 1	Stage 2	Stage 3 excluding POCI	Stage 3 POCI	Total
	%		£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	%
As at 31 December 2024
1 - 3	0.0 to <0.05%	Strong	119	—	—	—	119	—	—	—	—	—	119	—
4 - 5	0.05 to <0.15%	Strong	1,706	4	—	—	1,710	2	—	—	—	2	1,708	0.1
6 - 8	0.15 to <0.30%	Strong	3,592	5	—	—	3,597	9	—	—	—	9	3,588	0.3
9 - 11	0.30 to <0.60%	Strong	5,758	10	—	—	5,768	26	—	—	—	26	5,742	0.5
12 - 14	0.60 to <2.15%	Satisfactory	10,298	171	—	—	10,469	179	12	—	—	191	10,278	1.8
15 - 19	2.15 to <11.35%	Satisfactory	9,330	2,907	—	—	12,237	290	446	—	—	736	11,501	6.0
20 - 21	11.35 to <100%	Higher Risk	323	1,920	—	—	2,243	47	789	—	—	836	1,407	37.3
22	100%	Credit Impaired	—	—	1,903	40	1,943	—	—	1,507	—	1,507	436	77.6
Total			31,126	5,017	1,903	40	38,086	553	1,247	1,507	—	3,307	34,779	8.7

Credit risk profile by internal PD grade for retail other (audited)
			Gross carrying amount					Allowance for ECL					Net exposure	Coverage ratio
Grade	PD Range	Credit quality description	Stage 1	Stage 2	Stage 3 excluding POCI	Stage 3 POCI	Total	Stage 1	Stage 2	Stage 3 excluding POCI	Stage 3 POCI	Total
	%		£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	%
As at 31 December 2024
1 - 3	0.0 to <0.05%	Strong	76	1	—	—	77	1	—	—	—	1	76	1.3
4 - 5	0.05 to <0.15%	Strong	575	5	—	—	580	2	—	—	—	2	578	0.3
6 - 8	0.15 to <0.30%	Strong	774	6	—	—	780	4	—	—	—	4	776	0.5
9 - 11	0.30 to <0.60%	Strong	4,539	59	—	—	4,598	11	3	—	—	14	4,584	0.3
12 - 14	0.60 to <2.15%	Satisfactory	5,762	239	—	—	6,001	82	10	—	—	92	5,909	1.5
15 - 19	2.15 to <11.35%	Satisfactory	656	887	—	—	1,543	21	41	—	—	62	1,481	4.0
20 - 21	11.35 to <100%	Higher Risk	68	176	—	—	244	17	57	—	—	74	170	30.3
22	100%	Credit Impaired	—	—	378	17	395	—	—	161	—	161	234	40.8
Total			12,450	1,373	378	17	14,218	138	111	161	—	410	13,808	2.9

Credit risk profile by internal PD grade for corporate loans[3] (audited)
			Gross carrying amount					Allowance for ECL					Net exposure	Coverage ratio
Grade	PD Range	Credit quality description	Stage 1	Stage 2	Stage 3 excluding POCI	Stage 3 POCI	Total	Stage 1	Stage 2	Stage 3 excluding POCI	Stage 3 POCI	Total
	%		£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	%
As at 31 December 2024
1 - 3	0.0 to <0.05%	Strong	41,412	228	3	—	41,643	6	1	2	—	9	41,634	—
4 - 5	0.05 to <0.15%	Strong	24,082	145	—	—	24,227	10	—	—	—	10	24,217	—
6 - 8	0.15 to <0.30%	Strong	11,933	575	—	—	12,508	9	2	—	—	11	12,497	0.1
9 - 11	0.30 to <0.60%	Strong	16,861	377	—	—	17,238	23	3	—	—	26	17,212	0.2
12 - 14	0.60 to <2.15%	Satisfactory	16,673	3,766	—	—	20,439	79	44	—	—	123	20,316	0.6
15 - 19	2.15 to <11.35%	Satisfactory	5,331	3,857	—	—	9,188	73	128	—	—	201	8,987	2.2
20 - 21	11.35 to <100%	Higher Risk	216	2,219	—	—	2,435	9	153	—	—	162	2,273	6.7
22	100%	Credit Impaired	—	—	3,113	—	3,113	—	—	624	—	624	2,489	20.0
Total			116,508	11,167	3,116	—	130,791	209	331	626	—	1,166	129,625	0.9

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	260

Risk performance - Credit risk (continued)

Credit risk profile by internal PD grade for loans and advances at amortised cost[3] (audited)
			Gross carrying amount					Allowance for ECL					Net exposure	Coverage ratio
Grade	PD Range	Credit quality description	Stage 1	Stage 2	Stage 3 excluding POCI	Stage 3 POCI	Total	Stage 1	Stage 2	Stage 3 excluding POCI	Stage 3 POCI	Total
	%		£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	%
As at 31 December 2024
1 - 3	0.0 to <0.05%	Strong	68,406	878	3	—	69,287	8	1	2	—	11	69,276	—
4 - 5	0.05 to <0.15%	Strong	116,783	7,018	—	—	123,801	30	3	—	—	33	123,768	—
6 - 8	0.15 to <0.30%	Strong	34,873	5,003	—	—	39,876	30	8	—	—	38	39,838	0.1
9 - 11	0.30 to <0.60%	Strong	36,987	3,391	—	—	40,378	72	16	—	—	88	40,290	0.2
12 - 14	0.60 to <2.15%	Satisfactory	33,596	6,917	—	—	40,513	341	85	—	—	426	40,087	1.1
15 - 19	2.15 to <11.35%	Satisfactory	15,400	9,332	—	—	24,732	384	631	—	—	1,015	23,717	4.1
20 - 21	11.35 to <100%	Higher Risk	729	4,614	—	—	5,343	73	1,007	—	—	1,080	4,263	20.2
22	100%	Credit Impaired	—	—	7,356	57	7,413	—	—	2,379	—	2,379	5,034	32.1
Total			306,774	37,153	7,359	57	351,343	938	1,751	2,381	—	5,070	346,273	1.4

Credit risk profile by internal PD grade for contingent liabilities[1] (audited)
			Gross carrying amount					Allowance for ECL					Net exposure	Coverage ratio
Grade	PD range	Credit quality description	Stage 1	Stage 2	Stage 3 excluding POCI	Stage 3 POCI	Total	Stage 1	Stage 2	Stage 3 excluding POCI	Stage 3 POCI	Total
	%		£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	%
As at 31 December 2025
1-3	0.0 to <0.05%	Strong	8,837	—	—	—	8,837	1	—	—	—	1	8,836	—
4-5	0.05 to <0.15%	Strong	3,920	178	—	—	4,098	2	—	—	—	2	4,096	—
6-8	0.15 to <0.30%	Strong	3,645	5	—	—	3,650	2	—	—	—	2	3,648	0.1
9-11	0.30 to <0.60%	Strong	2,025	92	—	—	2,117	3	—	—	—	3	2,114	0.1
12-14	0.60 to <2.15%	Satisfactory	2,773	230	—	—	3,003	12	3	—	—	15	2,988	0.5
15-19	2.15 to <11.35%	Satisfactory	1,163	691	—	—	1,854	15	16	—	—	31	1,823	1.7
20-21	11.35 to <100%	Higher Risk	85	709	—	—	794	1	84	—	—	85	709	10.7
22	100%	Credit Impaired	—	—	116	—	116	—	—	23	—	23	93	19.8
Total			22,448	1,905	116	—	24,469	36	103	23	—	162	24,307	0.7

Credit risk profile by internal PD grade for contingent liabilities[1] (audited)
			Gross carrying amount					Allowance for ECL					Net exposure	Coverage ratio
Grade	PD range	Credit quality description	Stage 1	Stage 2	Stage 3 excluding POCI	Stage 3 POCI	Total	Stage 1	Stage 2	Stage 3 excluding POCI	Stage 3 POCI	Total
	%		£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	%
As at 31 December 2024
1-3	0.0 to <0.05%	Strong	8,132	310	—	—	8,442	1	1	—	—	2	8,440	—
4-5	0.05 to <0.15%	Strong	4,934	—	—	—	4,934	2	—	—	—	2	4,932	—
6-8	0.15 to <0.30%	Strong	2,717	391	—	—	3,108	2	—	—	—	2	3,106	0.1
9-11	0.30 to <0.60%	Strong	2,177	119	—	—	2,296	4	—	—	—	4	2,292	0.2
12-14	0.60 to <2.15%	Satisfactory	2,309	563	—	—	2,872	12	7	—	—	19	2,853	0.7
15-19	2.15 to <11.35%	Satisfactory	730	937	—	—	1,667	22	36	—	—	58	1,609	3.5
20-21	11.35 to <100%	Higher Risk	29	515	—	—	544	—	82	—	—	82	462	15.1
22	100%	Credit Impaired	—	—	495	—	495	—	—	16	—	16	479	3.2
Total			21,028	2,835	495	—	24,358	43	126	16	—	185	24,173	0.8

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	261

Risk performance - Credit risk (continued)

Credit risk profile by internal PD grade for loan commitments1'2 (audited)
			Gross carrying amount					Allowance for ECL					Net exposure	Coverage ratio
Grade	PD range	Credit quality description	Stage 1	Stage 2	Stage 3 excluding POCI	Stage 3 POCI	Total	Stage 1	Stage 2	Stage 3 excluding POCI	Stage 3 POCI	Total
	%		£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	%
As at 31 December 2025
1-3	0.0 to <0.05%	Strong	99,493	254	—	—	99,747	4	—	—	—	4	99,743	—
4-5	0.05 to <0.15%	Strong	91,508	890	—	—	92,398	7	—	—	—	7	92,391	—
6-8	0.15 to <0.30%	Strong	59,653	768	—	—	60,421	6	1	—	—	7	60,414	—
9-11	0.30 to <0.60%	Strong	70,160	696	—	—	70,856	8	—	—	—	8	70,848	—
12-14	0.60 to <2.15%	Satisfactory	52,220	2,994	—	—	55,214	38	28	—	—	66	55,148	0.1
15-19	2.15 to <11.35%	Satisfactory	14,387	5,332	—	—	19,719	40	42	—	—	82	19,637	0.4
20-21	11.35 to <100%	Higher Risk	624	3,634	—	—	4,258	5	66	—	—	71	4,187	1.7
22	100%	Credit Impaired	—	—	696	5	701	—	—	9	—	9	692	1.3
Total			388,045	14,568	696	5	403,314	108	137	9	—	254	403,060	0.1

Credit risk profile by internal PD grade for loan commitments1'2 (audited)
			Gross carrying amount					Allowance for ECL					Net exposure	Coverage ratio
Grade	PD range	Credit quality description	Stage 1	Stage 2	Stage 3 excluding POCI	Stage 3 POCI	Total	Stage 1	Stage 2	Stage 3 excluding POCI	Stage 3 POCI	Total
	%		£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	%
As at December 31 2024
1-3	0.0 to <0.05%	Strong	92,589	342	—	—	92,931	3	—	—	—	3	92,928	—
4-5	0.05 to <0.15%	Strong	82,489	342	—	—	82,831	8	—	—	—	8	82,823	—
6-8	0.15 to <0.30%	Strong	63,004	1,071	—	—	64,075	12	1	—	—	13	64,062	—
9-11	0.30 to <0.60%	Strong	70,770	904	—	—	71,674	19	1	—	—	20	71,654	—
12-14	0.60 to <2.15%	Satisfactory	68,038	3,179	—	—	71,217	36	12	—	—	48	71,169	0.1
15-19	2.15 to <11.35%	Satisfactory	13,633	6,535	—	—	20,168	41	50	—	—	91	20,077	0.5
20-21	11.35 to <100%	Higher Risk	704	3,520	—	—	4,224	2	60	—	—	62	4,162	1.5
22	100%	Credit Impaired	—	—	673	6	679	—	—	9	—	9	670	1.3
Total			391,227	15,893	673	6	407,799	121	124	9	—	254	407,545	0.1
Notes:
1 Excludes loan commitments and financial guarantees of £22.2bn (2024: £16.3bn) carried at fair value.
2 Reported off-balance sheet loan commitments also include exposures relating to financial assets classified as assets held for sale.
3Exposures reported within Retail credit cards and Corporate loans does not include co-branded card portfolio which is classified as assets held for sale.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	262

Risk performance - Credit risk (continued)
Analysis of specific portfolios and asset types
This section provides an analysis of principal portfolios and businesses, in particular, home loans, credit cards, unsecured loans and other retail lending.
The UK home loans portfolio comprises first lien home loans and accounts for 97% (2024: 97%) of the Group’s total home loan balances.

Home loans principal portfolios
	Barclays UK
As at 31 December	2025	2024
Gross loans and advances (£m)	172,415	163,197
>90 day arrears, excluding recovery book (%)	0.1	0.2
Annualised gross charge-off rates (%)	0.5	0.5
Recovery book proportion of outstanding balances (%)	0.6	0.6
Recovery book impairment coverage ratio (%)[1]	4.3	3.7
Note:
1Recovery Book Impairment Coverage Ratio excludes KMC.
Within the UK home loans portfolio:
•Gross loans and advances increased by £9.2bn (5.6%) reflecting a £10.2bn  (7.0%) increase in Residential,partially offset by a decrease of
£0.9bn (5.0%) in Buy-to-Let  (BTL).
•Owner-occupied interest-only home loans comprised 13% (2024: 15%) of total balances. The average balance weighted LTV on owner occupied loans increased to 55.1% (2024: 52.7%).
•BTL home loans comprised 9.9% (2024: 11.0%) of total balances. In BTL, the average balance weighted LTV increased to 56.9% (2024:
55.7%).

Home loans principal portfolios - distribution of balances by LTV[1]
	Distribution of Balances				Distribution of impairment allowance				Coverage ratio
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Barclays UK	%	%	%	%	%	%	%	%	%	%	%	%
As at 31 December 2025
<=75%	73.4	6.9	0.9	81.2	3.3	14.1	49.9	67.3	—	0.1	2.5	—
>75% and <=90%	16.0	1.0	0.1	17.1	4.3	6.3	11.7	22.3	—	0.3	7.3	0.1
>90% and <=100%	1.7	—	—	1.7	0.8	0.5	5.4	6.7	—	0.7	22.7	0.2
>100%	—	—	—	—	—	0.1	3.6	3.7	—	2.9	31.3	5.9
As at 31 December 2024
<=75%	74.5	10.7	0.9	86.1	8.3	15.8	18.7	42.8	—	0.1	1.8	—
>75% and <=90%	11.8	1.2	0.1	13.1	10.2	24.2	9.7	44.1	0.1	1.7	13.0	0.3
>90% and <=100%	0.8	—	—	0.8	1.3	2.3	4.0	7.6	0.1	4.9	35.8	0.8
>100%	—	—	—	—	0.2	1.4	3.9	5.5	1.6	45.9	68.7	24.8
Note:
1Portfolio marked to market based on the most updated valuation including recovery book balances. Updated valuations reflect the application of the latest HPI available as at 31 December 2025.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	263

Risk performance - Credit risk (continued)

Home loans principal portfolios – average LTV
	Barclays UK
As at 31 December	2025	2024
Overall portfolio LTV (%):
Balance weighted %	55.2	53.0
Valuation weighted %	41.5	39.7
For >100% LTVs:
Balances £m	49	30
Marked to market collateral £m	47	26
Average LTV: Balance weighted %	143.8	190.3
Average LTV: Valuation weighted %	120.6	142.0
% of Balances in Recoveries	18.0	30.7

Home loans principal portfolios - new lending
	Barclays UK
As at 31 December 2025	2025	2024
New Home loan bookings (£m)	34,326	23,895
New home loan proportion above 90% LTV (%)	2.8	0.9
Average LTV on new home loan: balance weighted (%)	69.6	65.5
Average LTV on new home loan: valuation weighted (%)	61.1	56.3
New Home loan bookings increased 44% to £34.3bn, in line with business strategy and larger mortgage market.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	264

Risk performance - Credit risk (continued)
The principal portfolios listed below accounted for 91% (2024: 91%) of the Group’s total retail credit cards and retail other.

Retail Credit Cards and Retail Other
	Gross exposure	30 day arrears rate, excluding recoveries book	90 day arrears rate, excluding recoveries book	Annualised gross write-off rates	Annualised net write-off rates
	£m	%	%	%	%
As at 31 December 2025
Barclays UK
UK cards[1]	17,169	0.8	0.2	1.0	0.8
UK personal loans[1]	8,515	1.1	0.5	0.7	0.6
Barclays Partner Finance	1,210	0.7	0.3	1.2	1.2
Barclays US Consumer Bank
US cards[2]	29,100	3.0	1.6	3.4	3.2
As at 31 December 2024
Barclays UK
UK cards[1]	15,781	0.7	0.2	1.1	0.9
UK personal loans[1]	8,051	1.0	0.4	0.7	0.5
Barclays Partner Finance	1,609	0.6	0.3	1.0	1.0
Barclays US Consumer Bank
US cards[2]	28,548	3.0	1.6	3.8	3.7
Note:
1Includes Tesco Bank. Tesco Bank arrears rates are calculated using POCI balances adjusted to fair value.
2Includes a co-branded card portfolio in USCB, classified as held for sale (see table below).
UK cards: Gross exposure increased from £15.8bn to £17.2bn following a growth in spend and new promotional balance lending. 30 and 90 day arrears rates remained stable at 0.8% (2024: 0.7%) and 0.2% (2024: 0.2%) respectively. Gross and net write-off rates reduced slightly to
1.0% (2024: 1.1%) and 0.8% (2024: 0.9%), reflecting the impact of reduced flow into delinquency in 2024 flowing into write-off.
UK personal loans: Gross exposure increased from £8.1bn to £8.5bn due to a growth in new lending. 30 and 90 day arrears rates remained stable at 1.1% (2024: 1.0%) and 0.5% (2024: 0.4%) respectively. Gross and net write off rates also remained stable at 0.7% (2024: 0.7%) and
0.6% (2024: 0.5%) respectively.
Barclays Partner Finance: 30 and 90 day arrears rates remained stable at 0.7% (2024: 0.6%) and 0.3% (2024: 0.3%) respectively with total exposure reducing to £1.2bn (2024: £1.6bn) due to a strategic decision to reduce the number of active partner businesses. Both annualised gross and net write off rates increased to 1.2% (2024: 1.0%) following the reduction in gross exposure.
US cards: 30 day and 90 day arrears rates remained flat at 3.0% (2024: 3.0%) and 1.6% (2024: 1.6%) respectively. Gross and net write off rates reduced to  3.4% (2024: 3.8%) and 3.2% (2024: 3.7%) respectively reflecting lower default volumes and stable recovery performance.

Retail Credit Cards and Retail Other held for sale
	Gross exposure	30 day arrears rate, excluding recoveries book	90 day arrears rate, excluding recoveries book	Annualised gross write-off rates	Annualised net write-off rates
As at 31 December 2025
Barclays US Consumer Bank	5,988	1.8	0.9	2.1	1.9
As at 31 December 2024
Barclays US Consumer Bank	6,241	1.3	0.5	2.0	2.0
Head Office - German consumer finance business	3,733	1.8	0.9	1.3	1.2

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	265

Risk performance - Credit risk (continued)
Forbearance
Forbearance measures consist of concessions towards a debtor that is experiencing or about to experience difficulties in meeting their financial commitments ('financial difficulties').

Analysis of forbearance programmes
	Balances					Impairment allowance
	Stage 1	Stage 2	Stage 3 excluding POCI	Stage 3 POCI	Total	Stage 1	Stage 2	Stage 3 excluding POCI	Stage 3 POCI	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
As at 31 December 2025
Barclays UK1	46	120	868	5	1,039	—	22	235	—	257
Barclays US Consumer Bank	—	—	495	—	495	—	—	239	—	239
Head Office	4	—	1	—	5	—	—	—	—	—
Total retail	50	120	1,364	5	1,539	—	22	474	—	496
Barclays UK	61	156	210	—	427	—	4	32	—	36
Barclays Investment Bank	—	348	1,094	—	1,442	—	23	272	—	295
Barclays UK Corporate Bank	2	427	131	—	560	—	8	44	—	52
Barclays Private Bank and Wealth Management	—	11	57	—	68	—	—	3	—	3
Head Office	—	—	—	—	—	—	—	—	—	—
Total wholesale	63	942	1,492	—	2,497	—	35	351	—	386
Group total	113	1,062	2,856	5	4,036	—	57	825	—	882

As at 31 December 2024
Barclays UK	58	108	596	—	762	—	15	133	—	148
Barclays US Consumer Bank	—	—	448	—	448	—	—	209	—	209
Head Office	4	1	7	—	12	—	—	2	—	2
Total retail	62	109	1,051	—	1,222	—	15	344	—	359
Barclays UK	74	91	431	—	596	—	2	37	—	39
Barclays Investment Bank	—	361	514	—	875	—	14	103	—	117
Barclays UK Corporate Bank	2	597	109	—	708	—	11	41	—	52
Barclays Private Bank and Wealth Management	—	1	205	—	206	—	—	16	—	16
Head Office	—	—	—	—	—	—	—	—	—	—
Total wholesale	76	1,050	1,259	—	2,385	—	27	197	—	224
Group total	138	1,159	2,310	—	3,607	—	42	541	—	583

Analysis of Portfolios- held for sale in Forbearance Programmes
	Balances					Impairment allowance
	Stage 1	Stage 2	Stage 3 excluding POCI	Stage 3 POCI	Total	Stage 1	Stage 2	Stage 3 excluding POCI	Stage 3 POCI	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
As at 31 December 2025
Head Office
German consumer finance business	—	—	—	—	—	—	—	—	—	—
As at 31 December 2024
Head Office
German consumer finance business	1	1	25	—	27	—	—	18	—	18
Retail balances on forbearance reflected the inclusion of Tesco Bank in Barclays UK.
Wholesale forborne balances rose overall in 2025, principally driven by material new cases in Barclays Investment Bank offset by cases returning to live and balance reductions on remaining cases in Barclays UK Corporate Bank, Barclays Private Bank and Wealth Management
and Barclays UK.
Note:
1Tesco Bank balances included for 2025.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	266

Risk performance - Credit risk (continued)
Retail forbearance programmes
Forbearance on the Group’s principal retail portfolios is presented below. The principal portfolios account for 98% (2024: 98%) of total retail forbearance balances.

Analysis of Key Portfolios in Forbearance Programmes
	Balances on Forbearance Programmes		Marked to market LTV of forbearance balances: balance weighted	Marked to market LTV of forbearance balances: valuation weighted	Impairment allowances marked against balances on forbearance programmes	Total balances on forbearance programmes coverage ratio
	Total	% of gross retail loans and advances

	£m	£m	%	%	£m	%
As at 31 December 2025
Barclays UK
UK Home Loans	574	0.3	51.2	40.8	12	2.1
UK cards[1]	308	1.8	n/a	n/a	146	47.4
UK personal loans[1]	114	1.3	n/a	n/a	69	60.5
Barclays Partner Finance	12	1.0	n/a	n/a	8	65.0
Barclays US Consumer Bank
US cards	495	1.7	n/a	n/a	239	48.3

As at 31 December 2024
Barclays UK
UK Home Loans	473	0.3	51.3	41.8	10	2.1
UK cards	192	1.7	n/a	n/a	76	39.6
UK personal loans	51	1.3	n/a	n/a	34	66.7
Barclays Partner Finance	16	1.0	n/a	n/a	9	56.3
Barclays US Consumer Bank
US cards	448	1.6	n/a	n/a	209	46.7
Head Office
Italy Mortgages	12	30.0	78.5	48.9	2	16.7

Analysis of Portfolios- held for sale in Forbearance Programmes
	Balances on Forbearance Programmes		Marked to market LTV of forbearance balances: balance weighted	Marked to market LTV of forbearance balances: valuation weighted	Impairment allowances marked against balances on forbearance programmes	Total balances on forbearance programmes coverage ratio
	Total	% of gross retail loans and advances

	£m	£m	%	%	£m	%
As at 31 December 2025
Head Office
German consumer finance business	—	—	—	—	—	—
As at 31 December 2024
Head Office
German consumer finance business	27	0.7	n/a	n/a	18	66.7
Note:
1Tesco Bank balances included for 2025.
UK home loans: Forbearance balances increased to £574m (2024: £473m) due to a sustained level of new flow, combined with high retention from the elevated inflow in 2024.
UK cards: Balances on forbearance increased to £308m (2024: £192m) due to the inclusion of Tesco Bank and the proportion of the portfolio on forbearance remained relatively stable.
UK personal loans: Balances on forbearance increased to £114m (2024: £51m), due to the inclusion of Tesco Bank and the proportion of the portfolio on forbearance remained stable.
Barclays Partner Finance: Balances on forbearance reduced to £12m (2024: £16m) in line with the reduction in the overall portfolio.
US cards: Forbearance balances increased to £495m (2024: £448m) reflecting an increase in new enrolments in 2025 following delinquency trends through the year.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	267

Risk performance - Credit risk (continued)
Wholesale forbearance programmes
The table below details balance information for wholesale forbearance cases.

Analysis of wholesale balances in forbearance programmes
	Balances on forbearance programmes		Impairment allowances marked against balances on forbearance programmes	Total balances on forbearance programmes coverage ratio
	Total balances	% of gross wholesale loans and advances

	£m	%	£m	%
As at 31 December 2025
Barclays UK	427	2.3	36	8.4%
Barclays Investment Bank	1,442	1.9	295	20.5%
Barclays UK Corporate Bank	560	1.9	52	9.3%
Barclays Private Bank and Wealth Management	68	1.1	3	4.4%
Total	2,497	1.9	386	15.5%

As at 31 December 2024
Barclays UK	596	2.9	39	6.5%
Barclays Investment Bank	875	1.2	117	13.4%
Barclays UK Corporate Bank	708	2.7	52	7.3%
Barclays Private Bank and Wealth Management	206	3.4	16	7.8%
Total	2,385	1.8	224	9.4%
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
As of December 2025, of the total £238bn (2024: £224bn ) bonds positions, £48bn (2024: £46bn ) is from US Government Bonds and £36bn
(2024: £28bn ) is from UK Government bonds.

Debt securities
	2025	2024
As at 31 December	£m	£m
Of which issued by:
Governments and other public bodies	141,715	134,786
Corporate and other issuers	45,638	45,559
US agency	23,730	17,262
Mortgage and asset backed securities	26,988	26,354
Total	238,071	223,961

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	268

Risk performance - Credit risk (continued)
Analysis of derivatives
The tables below set out the fair values of the derivative assets together with the value of those assets subject to enforceable counterparty netting arrangements for which the Group holds offsetting liabilities and eligible collateral.

Derivative assets (audited)
	2025			2024
	Balance sheet assets	Counterparty netting	Net exposure	Balance sheet assets	Counterparty netting	Net exposure
As at 31 December	£m	£m	£m	£m	£m	£m
Foreign exchange	76,887	58,029	18,858	126,098	98,677	27,421
Interest rate	93,241	65,415	27,826	95,796	70,138	25,658
Credit derivatives	7,851	6,350	1,501	6,898	5,728	1,170
Equity and stock index	72,339	63,100	9,239	62,912	54,237	8,675
Commodity derivatives	2,141	1,849	292	1,826	1,654	172
Total derivative assets	252,459	194,743	57,716	293,530	230,434	63,096
Cash collateral held			30,758			30,637
Net exposure less collateral			26,958			32,459
Derivative asset exposures would be £226bn (2024: £261bn) lower than reported under IFRS if netting were permitted for assets and liabilities with the same counterparty or for which the Group holds cash collateral. Similarly, derivative liabilities would be £218bn (2024:
£254bn) lower reflecting counterparty netting and collateral placed. In addition, non-cash collateral of £13bn (2024: £13bn) was held in respect of derivative assets. The Group received collateral from clients in support of over the counter derivative transactions. These transactions are generally undertaken under International Swaps and Derivative Association (ISDA) agreements governed by either UK or
New York law.
Assets held for sale
This section presents a co-branded card portfolio in USCB classified as assets held for sale. Further, the sale of the German consumer finance business was completed in Q125.
For further details on assets held for sale, see Note 40 to the financial statements.
Loans and advances by product

Loans and advances to customers classified as assets held for sale (audited)
	Stage 1			Stage 2			Stage 3			Total
	Gross	ECL	Coverage	Gross	ECL	Coverage	Gross	ECL	Coverage	Gross	ECL	Coverage
As at 31 December 2025	£m	£m	%	£m	£m	%	£m	£m	%	£m	£m	%
Retail credit cards - US	5,468	65	1.2	466	124	26.6	54	44	81.5	5,988	233	3.9
Retail credit cards - Germany	—	—	—	—	—	—	—	—	—	—	—	—
Retail other - Germany	—	—	—	—	—	—	—	—	—	—	—	—
Corporate loans - US	43	1	2.3	6	2	33.3	—	—	—	49	3	6.1
Total Rest of the World	5,511	66	1.2	472	126	26.7	54	44	81.5	6,037	236	3.9

As at 31 December 2024
Retail credit cards - US	5,495	64	1.2	689	161	23.4	57	46	80.7	6,241	271	4.3
Retail credit cards - Germany	1,908	18	0.9	307	29	9.4	93	69	74.2	2,308	116	5.0
Retail other - Germany	1,134	16	1.4	220	33	15.0	71	48	67.6	1,425	97	6.8
Corporate loans - US	49	1	2.0	9	3	33.3	1	1	100.0	59	5	8.5
Total Rest of the World	8,586	99	1.2	1,225	226	18.4	222	164	73.9	10,033	489	4.9

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	269

Risk performance - Credit risk (continued)
Stage 2 decomposition

Loans and advances at amortised cost classified as held for sale
	Gross Exposure				Impairment Allowance
	Quantitative test	Qualitative test	30 days past due backstop	Total Stage 2	Quantitative test	Qualitative test	30 days past due backstop	Total Stage 2
As at 31 December 2025	£m	£m	£m	£m	£m	£m	£m	£m
Retail credit cards - US	365	100	1	466	98	25	1	124
Retail credit cards - Germany	—	—	—	—	—	—	—	—
Retail other - Germany	—	—	—	—	—	—	—	—
Corporate loan - US	6	—	—	6	2	—	—	2
Total Stage 2	371	100	1	472	100	25	1	126

As at 31 December 2024	£m	£m	£m	£m	£m	£m	£m	£m
Retail credit cards - US	564	123	2	689	130	30	1	161
Retail credit cards - Germany	209	96	2	307	19	9	1	29
Retail other - Germany	207	11	2	220	31	1	1	33
Corporate loan - US	7	2	—	9	2	1	—	3
Total Stage 2	987	232	6	1,225	182	41	3	226
Management adjustments to models for impairment (audited)

Management adjustments to models for impairment allowance presented by product (audited)
	Impairment allowance pre management adjustments	Economic uncertainty adjustments[1] (a)	Other adjustments (b)	Management adjustments (a+b)	Total impairment allowance	Proportion of Management adjustments to total impairment allowance

As at 31 December 2025	£m	£m	£m	£m	£m	%
Retail credit cards - US	232	5	—	5	237	2.1
Retail credit cards - Germany	—	—	—	—	—	—
Retail other - Germany	—	—	—	—	—	—
Corporate loans - US	3	—	—	—	3	—
Total Rest of the World	235	5	—	5	240	2.1

As at 31 December 2024	£m	£m	£m	£m	£m	%
Retail credit cards - US	277	—	—	—	277	—
Retail credit cards - Germany	101	—	16	16	117	13.7
Retail other - Germany	80	—	17	17	97	17.5
Corporate loans - US	5	—	—	—	5	—
Total Rest of the World	463	—	33	33	496	6.7
Note:
1Reflects a Stage 2 adjustment for elevated US macroeconomic uncertainty; with impacts yet to materialise in consumer behaviour.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	270

Risk performance - Credit risk (continued)
Credit exposures by internal PD grade

Credit risk profile by internal PD grade classified as assets held for sale for Retail credit cards - US (audited)
			Gross carrying amount					Allowance for ECL					Net exposure	Coverage ratio
Grade	PD Range	Credit quality description	Stage 1	Stage 2	Stage 3 excluding POCI	Stage 3 POCI	Total	Stage 1	Stage 2	Stage 3 excluding POCI	Stage 3 POCI	Total
	%		£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	%
As at 31 December 2025
1 - 3	0.0 to <0.05%	Strong	—	—	—	—	—	—	—	—	—	—	—	—
4 - 5	0.05 to <0.15%	Strong	165	—	—	—	165	—	—	—	—	—	165	—
6 - 8	0.15 to <0.30%	Strong	953	—	—	—	953	3	—	—	—	3	950	0.3
9 - 11	0.30 to <0.60%	Strong	1,351	1	—	—	1,352	6	—	—	—	6	1,346	0.4
12 - 14	0.60 to <2.15%	Satisfactory	1,795	5	—	—	1,800	18	—	—	—	18	1,782	1.0
15 - 19	2.15 to <11.35%	Satisfactory	1,149	226	—	—	1,375	34	35	—	—	69	1,306	5.0
20 - 21	11.35 to <100%	Higher Risk	55	234	—	—	289	4	89	—	—	93	196	32.2
22	100%	Credit Impaired	—	—	54	—	54	—	—	44	—	44	10	81.5
Total			5,468	466	54	—	5,988	65	124	44	—	233	5,755	3.9

Credit risk profile by internal PD grade classified as assets held for sale for Retail credit cards - Germany (audited)
			Gross carrying amount					Allowance for ECL					Net exposure	Coverage ratio
Grade	PD Range	Credit quality description	Stage 1	Stage 2	Stage 3 excluding POCI	Stage 3 POCI	Total	Stage 1	Stage 2	Stage 3 excluding POCI	Stage 3 POCI	Total
	%		£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	%
As at 31 December 2025
1 - 3	0.0 to <0.05%	Strong	—	—	—	—	—	—	—	—	—	—	—	—
4 - 5	0.05 to <0.15%	Strong	—	—	—	—	—	—	—	—	—	—	—	—
6 - 8	0.15 to <0.30%	Strong	—	—	—	—	—	—	—	—	—	—	—	—
9 - 11	0.30 to <0.60%	Strong	—	—	—	—	—	—	—	—	—	—	—	—
12 - 14	0.60 to <2.15%	Satisfactory	—	—	—	—	—	—	—	—	—	—	—	—
15 - 19	2.15 to <11.35%	Satisfactory	—	—	—	—	—	—	—	—	—	—	—	—
20 - 21	11.35 to <100%	Higher Risk	—	—	—	—	—	—	—	—	—	—	—	—
22	100%	Credit Impaired	—	—	—	—	—	—	—	—	—	—	—	—
Total			—	—	—	—	—	—	—	—	—	—	—	—

Credit risk profile by internal PD grade classified as assets held for sale for Retail other - Germany (audited)
			Gross carrying amount					Allowance for ECL					Net exposure	Coverage ratio
Grade	PD Range	Credit quality description	Stage 1	Stage 2	Stage 3 excluding POCI	Stage 3 POCI	Total	Stage 1	Stage 2	Stage 3 excluding POCI	Stage 3 POCI	Total
	%		£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	%
As at 31 December 2025
1 - 3	0.0 to <0.05%	Strong	—	—	—	—	—	—	—	—	—	—	—	—
4 - 5	0.05 to <0.15%	Strong	—	—	—	—	—	—	—	—	—	—	—	—
6 - 8	0.15 to <0.30%	Strong	—	—	—	—	—	—	—	—	—	—	—	—
9 - 11	0.30 to <0.60%	Strong	—	—	—	—	—	—	—	—	—	—	—	—
12 - 14	0.60 to <2.15%	Satisfactory	—	—	—	—	—	—	—	—	—	—	—	—
15 - 19	2.15 to <11.35%	Satisfactory	—	—	—	—	—	—	—	—	—	—	—	—
20 - 21	11.35 to <100%	Higher Risk	—	—	—	—	—	—	—	—	—	—	—	—
22	100%	Credit Impaired	—	—	—	—	—	—	—	—	—	—	—	—
Total			—	—	—	—	—	—	—	—	—	—	—	—

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	271

Risk performance - Credit risk (continued)

Credit risk profile by internal PD grade classified as assets held for sale for Corporate loans - US (audited)
			Gross carrying amount					Allowance for ECL					Net exposure	Coverage ratio
Grade	PD Range	Credit quality description	Stage 1	Stage 2	Stage 3 excluding POCI	Stage 3 POCI	Total	Stage 1	Stage 2	Stage 3 excluding POCI	Stage 3 POCI	Total
	%		£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	%
As at 31 December 2025
1 - 3	0.0 to <0.05%	Strong	—	—	—	—	—	—	—	—	—	—	—	—
4 - 5	0.05 to <0.15%	Strong	—	—	—	—	—	—	—	—	—	—	—	—
6 - 8	0.15 to <0.30%	Strong	—	—	—	—	—	—	—	—	—	—	—	—
9 - 11	0.30 to <0.60%	Strong	—	—	—	—	—	—	—	—	—	—	—	—
12 - 14	0.60 to <2.15%	Satisfactory	2	—	—	—	2	—	—	—	—	—	2	—
15 - 19	2.15 to <11.35%	Satisfactory	41	—	—	—	41	1	—	—	—	1	40	2.4
20 - 21	11.35 to <100%	Higher Risk	—	6	—	—	6	—	2	—	—	2	4	33.3
22	100%	Credit Impaired	—	—	—	—	—	—	—	—	—	—	—	—
Total			43	6	—	—	49	1	2	—	—	3	46	6.1

Credit risk profile by internal PD grade classified as assets held for sale for Retail credit cards - US (audited)
			Gross carrying amount					Allowance for ECL					Net exposure	Coverage ratio
Grade	PD Range	Credit quality description	Stage 1	Stage 2	Stage 3 excluding POCI	Stage 3 POCI	Total	Stage 1	Stage 2	Stage 3 excluding POCI	Stage 3 POCI	Total
	%		£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	%
As at 31 December 2024
1 - 3	0.0 to <0.05%	Strong	—	—	—	—	—	—	—	—	—	—	—	—
4 - 5	0.05 to <0.15%	Strong	—	—	—	—	—	—	—	—	—	—	—	—
6 - 8	0.15 to <0.30%	Strong	—	—	—	—	—	—	—	—	—	—	—	—
9 - 11	0.30 to <0.60%	Strong	—	—	—	—	—	—	—	—	—	—	—	—
12 - 14	0.60 to <2.15%	Satisfactory	5,495	—	—	—	5,495	64	—	—	—	64	5,431	1.2
15 - 19	2.15 to <11.35%	Satisfactory	—	689	—	—	689	—	161	—	—	161	528	23.4
20 - 21	11.35 to <100%	Higher Risk	—	—	—	—	—	—	—	—	—	—	—	—
22	100%	Credit Impaired	—	—	57	—	57	—	—	46	—	46	11	80.7
Total			5,495	689	57	—	6,241	64	161	46	—	271	5,970	4.3

Credit risk profile by internal PD grade classified as assets held for sale for Retail credit cards - Germany (audited)
			Gross carrying amount					Allowance for ECL					Net exposure	Coverage ratio
Grade	PD Range	Credit quality description	Stage 1	Stage 2	Stage 3 excluding POCI	Stage 3 POCI	Total	Stage 1	Stage 2	Stage 3 excluding POCI	Stage 3 POCI	Total
	%		£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	%
As at 31 December 2024
1 - 3	0.0 to <0.05%	Strong	62	—	—	—	62	—	—	—	—	—	62	—
4 - 5	0.05 to <0.15%	Strong	289	—	—	—	289	1	—	—	—	1	288	0.3
6 - 8	0.15 to <0.30%	Strong	152	—	—	—	152	1	—	—	—	1	151	0.7
9 - 11	0.30 to <0.60%	Strong	250	—	—	—	250	1	—	—	—	1	249	0.4
12 - 14	0.60 to <2.15%	Satisfactory	928	5	—	—	933	9	—	—	—	9	924	1.0
15 - 19	2.15 to <11.35%	Satisfactory	227	229	—	—	456	6	15	—	—	21	435	4.6
20 - 21	11.35 to <100%	Higher Risk	—	73	—	—	73	—	14	—	—	14	59	19.2
22	100%	Credit Impaired	—	—	93	—	93	—	—	69	—	69	24	74.2
Total			1,908	307	93	—	2,308	18	29	69	—	116	2,192	5.0

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	272

Risk performance - Credit risk (continued)

Credit risk profile by internal PD grade classified as assets held for sale for Retail other - Germany (audited)
			Gross carrying amount					Allowance for ECL					Net exposure	Coverage ratio
Grade	PD Range	Credit quality description	Stage 1	Stage 2	Stage 3 excluding POCI	Stage 3 POCI	Total	Stage 1	Stage 2	Stage 3 excluding POCI	Stage 3 POCI	Total
	%		£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	%
As at 31 December 2024
1 - 3	0.0 to <0.05%	Strong	1	—	—	—	1	—	—	—	—	—	1	—
4 - 5	0.05 to <0.15%	Strong	25	—	—	—	25	—	—	—	—	—	25	—
6 - 8	0.15 to <0.30%	Strong	110	—	—	—	110	—	—	—	—	—	110	—
9 - 11	0.30 to <0.60%	Strong	294	—	—	—	294	1	—	—	—	1	293	0.3
12 - 14	0.60 to <2.15%	Satisfactory	534	17	—	—	551	6	4	—	—	10	541	1.8
15 - 19	2.15 to <11.35%	Satisfactory	170	182	—	—	352	9	22	—	—	31	321	8.8
20 - 21	11.35 to <100%	Higher Risk	—	21	—	—	21	—	7	—	—	7	14	33.3
22	100%	Credit Impaired	—	—	71	—	71	—	—	48	—	48	23	67.6
Total			1,134	220	71	—	1,425	16	33	48	—	97	1,328	6.8

Credit risk profile by internal PD grade classified as assets held for sale for Corporate loans - US (audited)
			Gross carrying amount					Allowance for ECL					Net exposure	Coverage ratio
Grade	PD Range	Credit quality description	Stage 1	Stage 2	Stage 3 excluding POCI	Stage 3 POCI	Total	Stage 1	Stage 2	Stage 3 excluding POCI	Stage 3 POCI	Total
	%		£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	%
As at 31 December 2024
1 - 3	0.0 to <0.05%	Strong	—	—	—	—	—	—	—	—	—	—	—	—
4 - 5	0.05 to <0.15%	Strong	—	—	—	—	—	—	—	—	—	—	—	—
6 - 8	0.15 to <0.30%	Strong	—	—	—	—	—	—	—	—	—	—	—	—
9 - 11	0.30 to <0.60%	Strong	—	—	—	—	—	—	—	—	—	—	—	—
12 - 14	0.60 to <2.15%	Satisfactory	49	—	—	—	49	1	—	—	—	1	48	2.0
15 - 19	2.15 to <11.35%	Satisfactory	—	9	—	—	9	—	3	—	—	3	6	33.3
20 - 21	11.35 to <100%	Higher Risk	—	—	—	—	—	—	—	—	—	—	—	—
22	100%	Credit Impaired	—	—	1	—	1	—	—	1	—	1	—	100.0
Total			49	9	1	—	59	1	3	1	—	5	54	8.5

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	273

Risk performance - Market risk
Market risk
Summary of contents

		Page
Outlines key measures used to summarise the market risk profile of the bank such as value at risk (VaR).	Market risk overview and summary of performance	273
The Group discloses details on management measures of market risk. Total management VaR includes all trading positions and is presented on a diversified basis by risk factor. This section also outlines the macroeconomic conditions modelled as part of the Group’s risk management framework.	Traded market risk	273
	Review of management measures	273
	•The daily average, maximum and minimum values of management VaR	274

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
Summary of performance in the
period
Average Management VaR decreased 31%
to £18m (2024: £26m). The decrease was
mainly due to a combination of a reduction
in the size of the funded, fair value leverage
loan exposure in 2025 as well as an overall
prudent risk positioning.
Traded market risk review
Review of management measures
The following disclosures provide details on
management measures of market risk. Refer
to the market risk management section of the
Barclays PLC Pillar 3 Report 2025
(unaudited) for more detail on management
measures and the differences when
compared to regulatory measures.
The table below shows the total
management VaR on a diversified basis by
risk factor. Total management VaR includes
all trading positions in IB and Treasury and
it is calculated with a one-day holding
period, measured to a confidence level of
95%.
Limits are applied against each risk factor
VaR as well as total management VaR,
which are then cascaded further by risk
managers to each business.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	274

Risk performance - Market risk (continued)
The daily average, high and low values of management VaR

Management VaR (95%, one day) (audited)
	2025			2024
	Average	High[1]	Low[1]	Average	High[1]	Low[1]
For the year ended 31 December	£m	£m	£m	£m	£m	£m
Credit risk	15	21	11	21	27	17
Interest rate risk	15	25	5	15	25	7
Equity risk	7	14	4	6	12	2
Basis risk	6	9	4	5	8	4
Spread risk	5	7	3	5	7	3
Foreign exchange risk	5	10	3	4	9	2
Commodity risk	—	1	—	—	1	—
Inflation risk	5	8	3	4	5	2
Diversification effect[1]	(40)	n/a	n/a	(34)	n/a	n/a
Total management VaR	18	30	8	26	36	15
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
effect balance for the high and low VaR figures would not be meaningful and is therefore omitted from the above table.

Group Management VaR (£m)

January 2024	January 2025	December 2025

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	275

Risk performance - Treasury and Capital risk
Treasury and Capital risk
Treasury and Capital risk: summary of contents

		Page
Liquidity risk performance
The risk that the firm is unable to meet its contractual or contingent obligations or that it does not have the appropriate amount, tenor and composition of funding and liquidity to support its assets. This section provides an overview of the Group’s liquidity risk.	Liquidity overview and summary of performance	276
	•Liquidity risk stress testing	276
	•Internal Liquidity Stress Test	276
	•Liquidity regulation	277
	•Liquidity Coverage Ratio	277
	•Net Stable Funding Ratio	278
The liquidity pool is held unencumbered and is intended to offset stress outflows.	Liquidity pool	278
	•Composition of the liquidity pool	278
	•Liquidity pool by currency	278
	•Management of the liquidity pool	279
	•Contingent liquidity	279
The basis for sound liquidity risk management is a funding structure that reduces the probability of a liquidity stress leading to an inability to meet funding obligations as they fall due.	Funding structure and funding relationships	279
	•Deposit funding	280
	•Wholesale funding	280
Provides details on the contractual maturity of all financial instruments and other assets and liabilities.	Contractual maturity of financial assets and liabilities	282
Capital risk performance
Capital risk is the risk that the firm has an insufficient level or composition of capital to support its normal business activities and to meet its regulatory capital requirements under normal operating environments or stressed conditions (both actual and as defined for internal planning or regulatory testing purposes). This also includes the risk from the firm’s pension plans. This section details the Group’s capital position providing information on both capital resources and capital requirements. It also provides details of the leverage ratios and exposures.	Capital risk overview and summary of performance	286
	Regulatory minimum capital, leverage and MREL requirements	286
	•Capital	286
	•Leverage	286
This section outlines the Group’s capital ratios, capital composition, and provides information on significant movements in CET1 capital during the year.	Analysis of capital resources	287
	Capital ratios	287
	•Capital resources	287
	•Movement in CET1 capital	288
This section outlines risk weighted assets by risk type, business and macro drivers.	Analysis of risk weighted assets	289
	•Risk weighted assets by risk type and business	289
	•Movement analysis of risk weighted assets	289
This section outlines the Group’s leverage ratios, leverage exposure composition, and provides information on significant movements in the IFRS and leverage balance sheet.	Analysis of leverage ratios and exposures	290
	•Leverage ratios and exposures	290
The Group discloses the two sources of foreign exchange risk that it is exposed to.	Foreign exchange risk	290
	•Transactional foreign currency exposure	290
	•Translational foreign exchange exposure	290
	•Functional currency of operations	290
A review focusing on the UK retirement fund, which represents the majority of the Group’s total retirement benefit obligation.	Pension risk review	291
	•Assets and liabilities	291
	•IAS 19 position	291
	•Risk measurement	292

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	276

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
Net interest income sensitivity	293
•by currency	293
Analysis of equity sensitivity	294
Volatility of the FVOCI portfolio in the liquidity pool	294
Liquidity risk
All disclosures in this section are unaudited
unless otherwise stated.
Overview
The Group's liquidity risk is managed
within the Principal Risk: Treasury and
Capital Risk Framework which is designed
to enable the Group to maintain liquidity
resources that are sufficient in amount and
quality, and a funding profile that is
appropriate to meet the Group’s Risk
Appetite and PRA Regulatory requirements.
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
For further detail on liquidity risk
governance and framework, refer to pages
174 to 179 in the Barclays PLC Pillar 3
Report 2025 (unaudited).
Key metrics
Liquidity Coverage  Ratio1
170%
Net Stable Funding Ratio2
135%
1LCR represents average  of the last 12 spot
month end ratios.
2NSFR represents average of the last four spot
quarter end ratios.
Summary of performance
The liquidity pool at £338bn (December
2024: £297bn) reflects the Group’s prudent
approach to liquidity management. The
Average Liquidity Coverage Ratio (LCR)
remained well above the 100% regulatory
requirement at 170% (December 2024:
172%), equivalent to a surplus of £131bn
(December 2024: £127bn).
The Net Stable Funding Ratio (NSFR)
(average of last four quarter ends) was
135% (December 2024: 135%), which
represents a surplus of £166bn (December
2024: £163bn) above the 100% regulatory
requirement.
During the year, the Group issued £16.1bn
of minimum requirement for own funds and
eligible liabilities (MREL) instruments in a
range of tenors and currencies.
Barclays Bank PLC continued to issue in
the shorter-term and medium-term markets
and Barclays Bank UK PLC continued to
issue in the shorter-term markets and
maintain active secured funding
programmes. This funding capacity enables
the respective entities to maintain their
stable and diversified funding bases.
The Group’s reliance on short-term
wholesale funding, as measured by the
proportion of wholesale funding maturing in
less than one year increased year-on-year to
38% (December 2024: 30%).
Liquidity risk stress testing
The Group defines its risk appetite liquidity
constraint by setting limits on internal
liquidity risk stress tests and external
regulatory metics, namely the LCR and
NSFR.
Internal Liquidity Stress Test (ILST)
The Internal Liquidity Stress Test  measures
the potential contractual and contingent
stress outflows under a range of internally
defined stress scenarios, which are then
used to determine the size of the liquidity
pool that is immediately available to meet
anticipated outflows should a stress occur.
As part of the ILST, the Group runs four
liquidity stress scenarios, aligned to the
PRA’s prescribed stresses:
•90 days market-wide stress event
•30 days Barclays-specific stress event
•30 days combined market-wide and
Barclays-specific stress event
•12 months market wide stress.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	277

Risk performance - Treasury and Capital risk (continued)
Key ILST assumptions
For the year ended 31 December 2025

Drivers of Liquidity Risk	ILST Combined stress – key assumptions
Secured and Unsecured Funding Risk	Zero rollover of maturing wholesale unsecured funding
Partial loss of repo capacity on non-extremely liquid repos at contractual maturity date
Roll of repo for extremely liquid repo at wider haircut at contractual maturity date
Withdrawal of contractual buyback obligations, excess client futures margin, Prime Brokerage (PB) client cash and overlifts
Buffer Monetisation Risk	Haircuts applied to the market value of marketable assets held in the liquidity buffer, as well as inability to monetise assets
Deposits Risk	Retail and Corporate deposit outflows as counterparties seek to diversify their deposit balances
Settlement Risk
Liquidity held to meet increased intraday liquidity usage due to payment and receipts volatility, loss of unsecured credit lines and haircuts applied to collateral values used to back secured credit lines

Liquidity support to liquidity buffer in the event of an operational outage
Intra-Group Liquidity Risk	Liquidity support for material subsidiaries. Surplus liquidity held within certain subsidiaries is not taken as a benefit to the wider Group
Cross-Currency Liquidity Risk	Deterioration in FX market capacity that may result in restriction in net currency positions (managed as a separate framework)
Facilities Risk	Drawdown on committed facilities based on facility and counterparty type
Drawing on credit card facilities based on modelling purchase and payment factors
Partial drawdown on the mortgage portfolio
Rating Downgrade Risk	Collateral outflows due to a two-notch credit rating downgrade
Derivatives & Collateral Risk	Increase in the Group's initial margin requirement across all major exchanges
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
As at 31 December 2025, the Group held eligible liquid assets well in excess of 100% of net stress outflows of the 30 days combined scenario, which has the highest net outflows of the three short-term liquidity stress scenarios and the 12 month market-wide scenario.
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
Liquidity Coverage Ratio (LCR)
The external LCR requirement is designed to promote short-term resilience of a bank’s liquidity risk profile by holding sufficient High
Quality Liquid Assets (HQLA) to survive an acute stress scenario lasting for 30 days.

Liquidity Coverage Ratio (LCR)[1]	2025	2024
As at 31 December	£bn	£bn
LCR Eligible High Quality Liquid Assets (HQLA)	321	304
Net stress outflows	(190)	(177)
Surplus	131	127
Liquidity coverage ratio	170%	172%
Note:
1 Represents average of the last 12 spot month end ratios. In June 2025, Barclays implemented a new methodology for calculating net stress outflows related to secured financing transactions in the liquidity coverage ratio.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	278

Risk performance - Treasury and Capital risk (continued)
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
sheet exposures which may require longer term funding). The NSFR was 135% at December 2025 ( December 2024: 135%) (average of last four quarter ends) equivalent to a surplus of £166bn (2024: £163bn) above the regulatory requirement and demonstrates Barclays’ stable balance sheet funding profile.

	2025	2024
Net Stable Funding Ratio (NSFR)[1]	£bn	£bn
Total Available Stable Funding	639	630
Total Required Stable Funding	473	467
Surplus	166	163
Net Stable Funding Ratio	135%	135%
Note:
1Represents average of the last four spot quarter end ratios.
To define the risk appetite liquidity constraint, Barclays establishes minimum LCR, NSFR and ILST limits. Risks to market funding conditions, the Group’s liquidity position and funding profile are assessed continuously, and actions are taken to manage the size of the liquidity pool and the funding profile as appropriate.
Liquidity pool
The Group liquidity pool as at 31 December 2025 was £338bn (2024: 297bn). In 2025, the month-end liquidity pool ranged from £326bn to
£352bn (2024: £297bn to £341bn), and the month-end average balance was £337bn (2024: 322bn). The liquidity pool is held unencumbered and is intended to offset stress outflows. It comprises the following cash and unencumbered assets.

Composition of the Group liquidity pool as at 31 December 2025
	LCR eligible High Quality Liquid Assets (HQLA)[1]					Liquidity pool
	Cash	Level 1	Level 2A	Level 2B	Total	2025	2024
	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Cash and deposits with central banks[2]	219				219	237	216

Government bonds[3]
AAA to AA-		55	7		62	62	55
A+ to A-		14			14	14	2
BBB+ to BBB-		2			2	2	1
Total government bonds		71	7		78	78	58

Other
Government guaranteed issuers, PSEs and GSEs		4			4	7	9
International organisations and MDBs		7			7	7	7
Covered bonds		3	4		7	8	7
Other				5	5	1
Total other		14	4	5	23	23	23

Total as at 31 December 2025	219	85	11	5	320	338
Total as at 31 December 2024	196	74	9	2	281		297
Notes:
1The LCR eligible HQLA is adjusted for operational restrictions upon consolidation under Article 8 of the Liquidity Coverage Ratio section of the PRA rulebook
(CRR) such as trapped liquidity within Barclays subsidiaries. It also reflects differences in eligibility of assets between the LCR and Barclays’ Liquidity Pool.
2Includes cash held at central banks and surplus cash at central banks related to payment schemes. Of which over 99.5% (2024: over 98%) was placed with the Bank of England, US Federal Reserve, European Central Bank, Bank of Japan and Swiss National Bank.
3Of which over 85% (2024: over 85%) comprised UK, US, French, German, Japanese, Swiss and Dutch securities.
The Group liquidity pool is well diversified by major currency and the Group monitors ILST stress scenarios for major currencies.

Liquidity pool by currency
	USD	EUR	GBP	Other	Total
	£bn	£bn	£bn	£bn	£bn
Liquidity pool as at 31 December 2025	111	66	124	37	338
Liquidity pool as at 31 December 2024	92	75	109	21	297

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	279

Risk performance - Treasury and Capital risk (continued)
Management of the liquidity pool
The composition of the liquidity pool is subject to limits set by the Board and the second-line liquidity, credit and market risk functions. In addition, the investment of the liquidity pool is monitored for concentration risk by issuer, currency and asset type. Given the returns generated by these highly liquid assets, the risk and reward profile is continuously managed.
As at 31 December 2025, 68% (2024: 60%) of the liquidity pool was located in Barclays Bank PLC, 17% (2024: 23%) in Barclays Bank UK
PLC and 9% (2024: 9%) in Barclays Bank Ireland PLC. The residual portion of the liquidity pool is held outside of these entities, predominantly in the US subsidiaries, to meet entity-specific stress outflows and local regulatory requirements. To the extent the use of this portion of the liquidity pool is restricted due to local regulatory requirements, it is assumed to be unavailable to the rest of the Group in calculating the LCR.
Contingent liquidity
In addition to the Group liquidity pool, the Group has access to other unencumbered assets which provide a source of contingent liquidity.
While these are not relied on in the Group’s ILST, a portion of these assets may be monetised in a stress to generate liquidity through their use as collateral for secured funding or through outright sale.
In a Barclays-specific, market-wide or combined liquidity stress, liquidity available via market sources could be severely disrupted. In circumstances where market liquidity is unavailable or available only at significantly elevated prices, the Group could generate liquidity via central bank facilities. To this end, as at 31 December 2025, the Group had £81.9bn (December 2024: £87.9bn) of assets positioned at various central banks.
For more detail on the Group’s other unencumbered assets, see pages 201 to 205 in the Barclays PLC Pillar 3 Report 2025 (unaudited).
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
positions qualify for counterparty netting and the remaining portions are largely offset when netted against cash collateral received and paid.
Wholesale debt and equity is used to fund residual assets.
These funding relationships are summarised below:

	2025	2024		2025	2024
Assets	£bn	£bn	Liabilities	£bn	£bn
Loans and advances at amortised cost[1]	400	392	Deposits at amortised cost	586	561
Group liquidity pool	338	297	<1 Year wholesale funding	84	55
			>1 Year wholesale funding	136	131
Reverse repurchase agreements, trading portfolio assets, cash collateral and settlement balances	471	433	Repurchase agreements, trading portfolio liabilities, cash collateral and settlement balances	359	358
Derivative financial instruments	252	294	Derivative financial instruments	241	279
Other assets[2]	83	102	Other liabilities	60	62
			Equity	78	72
Total assets	1,544	1,518	Total liabilities	1,544	1,518
Notes:
1Adjusted for liquidity pool debt securities reported at amortised costs of £30bn (December 2024: £22bn).
2Other assets include fair value assets that are not part of reverse repurchase agreements or trading portfolio assets, and other asset categories.
1FSCS insured deposit limit increased from £85,000 to £120,000 from Dec 1,  2025

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	280

Risk performance - Treasury and Capital risk (continued)
Deposit funding

	2025			2024
Funding of loans and advances	Loans and advances,debt securities at amortised cost	Deposits at amortised cost	Loan: deposit ratio[1]	Loan: deposit ratio
As at 31 December 2025	£bn	£bn	%	%
Barclays UK	230	245	94	92
Barclays UK Corporate Bank	30	89	34	31
Barclays Private Bank and Wealth Management	15	72	21	21
Barclays Investment Bank	130	156	83	88
Barclays US consumer Bank	22	24	92	91
Head Office	3	—
Barclays Group	430	586	73	74
Note:
1The loan: deposit ratio is calculated as loans  and advances at amortised cost  and debt securities  at amortised cost  divided by deposits at amortised cost.
As at 31 December 2025, £254bn (2024: £233bn) of deposits at amortised cost were insured through the UK Financial Services
Compensation Scheme (FSCS)1 and other similar schemes. In addition to these customer deposits £4.1bn (2024: £8.0bn) of other liabilities are insured by other governments.
Contractually, current accounts are repayable on demand and savings accounts at short notice. In practice, their observed maturity is typically longer than their contractual maturity. Similarly, repayment profiles of certain types of assets e.g. mortgages, overdrafts and credit card lending, differ from their contractual profiles. The Group therefore assesses the behavioural maturity of both customer assets and liabilities to identify structural balance sheet funding gaps. In doing so, it applies quantitative modelling and qualitative assessments which take into account historical experience, current customer composition, and macroeconomic projections.
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
The Group expects to continue issuing public wholesale debt from Barclays PLC (the Parent company), in order to maintain compliance with indicative MREL requirements and maintain a stable and diverse funding base by type, currency and market. During the year, the Group issued £16.1bn of MREL instruments from Barclays PLC  in a range of different currencies and tenors.
Barclays Bank PLC continued to issue in the shorter-term markets and  medium-term notes programmes. Barclays Bank UK PLC continued
to issue in the shorter-term markets and maintain active secured funding programmes. This funding capacity enables the respective entities to maintain their stable and diversified funding bases.
As at 31 December 2025, the Group’s total wholesale funding outstanding (excluding repurchase agreements) was £220.1bn (2024:
£186.0bn), of which £20.4bn (2024: £20.5bn) was secured funding and £199.7bn (2024: £165.5bn) unsecured funding. Unsecured funding includes £88.0bn (2024: £78.9bn) of privately placed senior unsecured notes issued through a variety of distribution channels including intermediaries and private banks.
Wholesale funding of £83.9bn (2024: £55.0bn) matures in less than one year, representing 38% (December 2024: 30%) of total wholesale funding outstanding. This includes £28.4bn (2024: £22.0bn) related to term funding2. Although not a requirement, the liquidity pool exceeded the wholesale funding maturing in less than one year by £254bn (2024: £242bn).
Barclays Bank Group and Barclays Bank UK Group also support various central bank monetary initiatives, such as the Bank of England’s
Term Funding Scheme with additional incentives for SMEs (TFSME), and the European Central Bank’s Targeted Long-Term Refinancing
Operations (TLTRO). These are reported under ‘repurchase agreements and other similar secured borrowing’ on the balance sheet.
In addition, Barclays repaid £8.4bn of its TFSME drawings reducing its outstanding balance to £10bn at year end.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	281

Risk performance - Treasury and Capital risk (continued)

Maturity profile of wholesale funding[1,2]
	<1 month	1-3 months	3-6 months	6-12 months	<1 year	1-2 years	2-3 years	3-4 years	4-5 years	>5 years	Total
	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Barclays PLC (the Parent company)
Senior unsecured (Public benchmark)	1.9	—	0.6	—	2.5	7.3	7.5	8.6	3.8	27.0	56.7
Senior unsecured (Privately placed)	—	—	—	—	—	—	—	0.1	0.1	0.9	1.1
Subordinated liabilities	—	—	1.5	—	1.5	—	1.5	—	1.1	7.1	11.2
Barclays Bank Group
Senior unsecured (Privately placed)[3]	2.7	5.8	5.5	9.5	23.5	12.9	12.1	9.9	8.0	20.3	86.7
Certificates of deposit and commercial paper	0.6	2.3	22.1	14.8	39.8	—	—	—	—	—	39.8
Asset backed commercial paper	2.3	8.9	1.1	—	12.3	—	—	—	—	—	12.3
Asset backed securities	—	—	0.4	0.1	0.5	0.2	1.3	0.1	0.1	2.7	4.9
Subordinated liabilities	—	—	—	0.4	0.4	0.3	0.1	—	—	0.3	1.1
Barclays Bank UK Group
Senior unsecured (Privately placed)	—	—	—	—	—	—	—	—	0.1	0.1	0.2
Certificates of deposit and commercial paper	2.9	—	—	—	2.9	—	—	—	—	—	2.9
Covered bonds	—	—	—	—	—	0.5	0.2	0.6	0.6	0.1	2.0
Asset backed securities	—	—	0.3	0.2	0.5	—	—	—	—	—	0.5
Subordinated liabilities	—	—	—	—	—	—	—	—	—	0.7	0.7
Total as at 31 December 2025	10.4	17.0	31.5	25.0	83.9	21.2	22.7	19.3	13.8	59.2	220.1
Of which secured	2.3	8.9	1.8	0.3	13.3	0.7	1.5	0.7	0.7	3.5	20.4
Of which unsecured	8.1	8.1	29.7	24.7	70.6	20.5	21.2	18.6	13.1	55.7	199.7
Total as at 31 December 2024	7.9	21.3	11.9	13.9	55.0	23.0	17.5	18.6	15.1	56.8	186.0
Of which secured	2.4	8.8	2.1	0.8	14.1	1.1	0.5	0.9	0.6	3.3	20.5
Of which unsecured	5.5	12.5	9.8	13.1	40.9	21.9	17.0	17.7	14.5	53.5	165.5
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
3Includes structured notes of £73.5bn, of which £21.8bn matures within one year.
Currency composition of wholesale debt
As at 31 December 2025, the proportion of wholesale funding by major currencies was as follows:

Currency composition of wholesale funding
	USD	EUR	GBP	Other
	%	%	%	%
Certificates of deposit and commercial paper	73	26	—	1
Asset backed commercial paper	86	6	8	—
Senior unsecured (Public benchmark)	61	23	12	4
Senior unsecured (Privately placed)	60	17	5	18
Covered bonds / Asset backed securities	66	14	20	—
Subordinated liabilities	54	26	15	5
Total as at 31 December 2025	64	21	6	9
Total as at 31 December 2024	66	18	7	9
To manage cross currency refinancing risk, the Group manages to currency mismatch limits, which limit risk at specific maturities.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	282

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
Open-dated financial assets and liabilities are included within 'not more than one month' due to the availability of withdrawals or redemptions at any time, without notice.

Contractual maturity of financial assets and liabilities (audited)
As at 31 December 2025	Not more than one month	Over one month but not more than three months	Over three months but not more than six months	Over six months but not more than one year	Over one year but not more than three years	Over three years but not more than five years	Over five years	Total
	£m	£m	£m	£m	£m	£m	£m	£m
Assets
Cash and balances at central banks	229,752	—	—	—	—	—	—	229,752
Cash collateral and settlement balances	87,432	43,100	—	—	—	—	—	130,532
Debt securities at amortised cost	390	5,136	1,776	3,362	18,130	13,525	26,156	68,475
Loans and advances at amortised cost to banks and customers	23,738	6,113	7,690	19,968	58,229	38,340	207,445	361,523
Reverse repurchase agreements and other similar secured lending	10,826	338	520	406	1,971	2,816	745	17,622
Trading portfolio assets	190,061	—	—	—	—	—	—	190,061
Financial assets at fair value through the income statement	146,471	13,492	4,506	4,153	10,863	3,036	4,336	186,857
Derivative financial instruments	249,744	146	201	371	1,622	302	73	252,459
Financial assets at fair value through other comprehensive income	1,370	2,064	483	885	13,412	22,875	33,305	74,394
Assets included in disposal groups classified as held for sale	—	—	5,932	—	—	—	—	5,932
Other financial assets	743	47	43	6	5	2	1	847
Total financial assets	940,527	70,436	21,151	29,151	104,232	80,896	272,061	1,518,454
Other assets								25,711
Total assets								1,544,165
Liabilities
Deposits at amortised cost from banks and customers	462,723	42,184	38,930	33,970	6,563	699	544	585,613
Cash collateral and settlement balances	84,836	32,747	—	—	—	—	—	117,583
Repurchase agreements and other similar secured borrowing	10,174	4,507	75	3,030	4,354	—	3,030	25,170
Debt securities in issue	6,206	10,732	23,120	13,302	17,566	16,036	32,071	119,033
Subordinated liabilities	—	—	1,522	400	1,870	1,063	8,099	12,954
Trading portfolio liabilities	57,737	—	—	—	—	—	—	57,737
Financial liabilities designated at fair value	162,852	29,816	16,489	14,172	31,413	19,693	19,673	294,108
Derivative financial instruments	240,147	23	53	13	258	100	214	240,808
Liabilities included in disposal groups classified as held for sale	—	—	—	—	—	—	—	—
Other financial liabilities	4,602	4	30	53	196	154	813	5,852
Total financial liabilities	1,029,277	120,013	80,219	64,940	62,220	37,745	64,444	1,458,858
Other liabilities								7,071
Total liabilities								1,465,929

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	283

Risk performance - Treasury and Capital risk (continued)

Contractual maturity of financial assets and liabilities (audited)
As at 31 December 2024	Not more than one month	Over one month but not more than three months	Over three months but not more than six months	Over six months but not more than one year	Over one year but not more than three years	Over three years but not more than five years	Over five years	Total
	£m	£m	£m	£m	£m	£m	£m	£m
Assets
Cash and balances at central banks	210,184	—	—	—	—	—	—	210,184
Cash collateral and settlement balances	82,661	37,182	—	—	—	—	—	119,843
Debt securities at amortised cost	233	1,009	2,218	3,591	20,231	12,400	28,528	68,210
Loans and advances at amortised cost to banks and customers	24,290	6,237	8,327	18,544	57,020	32,755	199,100	346,273
Reverse repurchase agreements and other similar secured lending	1,390	37	292	359	1,676	980	—	4,734
Trading portfolio assets	166,453	—	—	—	—	—	—	166,453
Financial assets at fair value through the income statement	152,935	11,628	4,489	4,494	10,174	5,568	4,446	193,734
Derivative financial instruments	291,006	293	512	710	783	79	147	293,530
Financial assets at fair value through other comprehensive income	1,473	1,067	351	944	14,239	23,511	36,474	78,059
Assets included in disposal groups classified as held for sale	—	3,710	—	—	6,144	—	—	9,854
Other financial assets	786	29	55	18	2	—	1	891
Total financial assets	931,411	61,192	16,244	28,660	110,269	75,293	268,696	1,491,765
Other assets								26,437
Total assets								1,518,202
Liabilities
Deposits at amortised cost from banks and customers	450,889	40,688	34,512	26,999	5,283	1,505	787	560,663
Cash collateral and settlement balances	76,655	29,574	—	—	—	—	—	106,229
Repurchase agreements and other similar secured borrowing	18,771	1,823	84	8,537	10,200	—	—	39,415
Debt securities in issue	2,928	16,868	5,859	3,469	17,477	15,378	30,423	92,402
Subordinated liabilities	—	96	65	80	2,126	1,583	7,971	11,921
Trading portfolio liabilities	56,908	—	—	—	—	—	—	56,908
Financial liabilities designated at fair value	160,429	23,084	16,739	15,328	28,320	19,050	19,274	282,224
Derivative financial instruments	278,616	27	18	17	282	263	192	279,415
Liabilities included in disposal groups classified as held for sale	—	3,726	—	—	—	—	—	3,726
Other financial liabilities	4,957	4	30	61	202	140	739	6,133
Total financial liabilities	1,050,153	115,890	57,307	54,491	63,890	37,919	59,386	1,439,036
Other liabilities								6,685
Total liabilities								1,445,721
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
•loans to corporate and retail customers, which are included within loans and advances at amortised cost and financial assets at fair value, may be repaid earlier in line with terms and conditions of the contract
•debt securities in issue, subordinated liabilities, and financial liabilities designated at fair value, may include early redemption features.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	284

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
Derivative financial instruments held for trading and trading portfolio liabilities are included in the 'not more than one month' column at their fair value. Open-dated financial liabilities are also included within 'not more than one month'.

Contractual maturity of financial liabilities - undiscounted (audited)
	Not more than one month	Over one month but not more than three months	Over three months but not more than six months	Over six months but not more than one year	Over one year but not more than three years	Over three years but not more than five years	Over five years	Total
	£m	£m	£m	£m	£m	£m	£m	£m
As at 31 December 2025
Deposits at amortised cost from banks and customers	462,812	42,491	39,430	34,773	6,917	777	805	588,005
Cash collateral and settlement balances	84,850	32,908	—	—	—	—	—	117,758
Repurchase agreements and other similar secured borrowing	10,185	4,520	75	3,111	4,498	—	3,627	26,016
Debt securities in issue	6,217	10,793	23,413	13,619	18,533	18,178	48,191	138,944
Subordinated liabilities	—	—	1,562	418	1,975	1,263	10,502	15,720
Trading portfolio liabilities	57,737	—	—	—	—	—	—	57,737
Financial liabilities designated at fair value	162,942	29,981	16,677	14,449	32,852	21,679	34,103	312,683
Derivative financial instruments	240,103	67	54	13	278	115	415	241,045
Liabilities included in disposal groups classified as held for sale	—	—	—	—	—	—	—	—
Other financial liabilities	4,606	16	48	89	323	262	3,977	9,321
Total financial liabilities	1,029,452	120,776	81,259	66,472	65,376	42,274	101,620	1,507,229
As at 31 December 2024
Deposits at amortised cost from banks and customers	451,093	40,992	34,963	27,670	5,579	1,752	1,025	563,074
Cash collateral and settlement balances	76,658	29,745	—	—	—	—	—	106,403
Repurchase agreements and other similar secured borrowing	18,790	1,832	84	8,822	10,953	—	—	40,481
Debt securities in issue	2,937	16,981	5,938	3,593	18,365	17,563	46,183	111,560
Subordinated liabilities	—	96	65	80	2,283	1,777	10,726	15,027
Trading portfolio liabilities	56,908	—	—	—	—	—	—	56,908
Financial liabilities designated at fair value	160,604	23,256	16,968	15,709	29,999	21,427	34,407	302,370
Derivative financial instruments	278,620	27	18	17	304	307	403	279,696
Liabilities included in disposal groups classified as held for sale	—	3,726	—	—	—	—	—	3,726
Other financial liabilities	4,963	16	49	96	322	239	4,149	9,834
Total financial liabilities	1,050,573	116,671	58,085	55,987	67,805	43,065	96,893	1,489,079

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	285

Risk performance - Treasury and Capital risk (continued)
Maturity of off-balance sheet commitments given
The table below presents the maturity split of the Group’s off-balance sheet commitments given at the balance sheet date. The amounts disclosed in the table are the undiscounted cash flows (i.e. nominal values) on the basis of earliest opportunity at which they are available.

Maturity analysis of off-balance sheet commitments given (audited)
	Not more than one month	Over one month but not more than three months	Over three months but not more than six months	Over six months but not more than one year	Over one year but not more than three years	Over three years but not more than five years	Over five years	Total
	£m	£m	£m	£m	£m	£m	£m	£m
As at 31 December 2025
Contingent liabilities and financial guarantees	25,372	—	1	1	—	—	—	25,374
Documentary credits and other short-term trade related transactions	1,103	—	—	—	—	—	—	1,103
Standby facilities, credit lines and other commitments[1]	423,420	—	—	—	63	17	3	423,503
Total off-balance sheet commitments given	449,895	—	1	1	63	17	3	449,980

As at 31 December 2024
Contingent liabilities and financial guarantees	25,322	22	1	1	—	—	—	25,346
Documentary credits and other short-term trade related transactions	1,432	1	—	—	—	—	—	1,433
Standby facilities, credit lines and other commitments[1]	421,648	—	—	—	68	—	—	421,716
Total off-balance sheet commitments given	448,402	23	1	1	68	—	—	448,495
Note:
1Includes exposures relating to financial assets classified as assets held for sale.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	286

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
liabilities.
More details on monitoring and managing
capital risk may be found in the risk
management sections of the Barclays PLC
Pillar 3 Report 2025 (unaudited).
Significant regulatory updates
in the period
The Prudential Regulation Authority (PRA)
has continued its phased implementation of
the Basel 3.1 standards. Following near final
policy statements in December 2023 and
September 2024, the PRA announced in
January 2025 that full implementation would
be delayed until 1 January 2027, a timeline
that has now been confirmed in the PRA’s
final rules published in January 2026. In
July 2025, the PRA consulted on targeted
amendments to the market risk framework
and confirmed a staged approach to the
Fundamental Review of the Trading Book
(FRTB), under which implementation of the
Internal Models Approach (IMA) will be
deferred by one year to 1 January 2028,
while all other FRTB elements remain
scheduled for implementation from 1
January 2027.  This timeline was also
confirmed by the PRA in January 2026.
Key metrics
Common Equity Tier 1 ratio
14.3%
UK leverage ratio
5.1%
Own funds and eligible liabilities ratio
as a percentage of RWAs
35.8%
Summary of performance
in the period
The Group continues to be in excess of
overall capital, leverage and MREL
regulatory requirements.
The CET1 ratio increased to 14.3%
(December 2024: 13.6%). Taking into
account the impact of the £1.0bn share
buyback announced today, the CET1 ratio as
of 31 December 2025 would be reduced to
14.0% (at the top end of the 13-14% target
range). The c.80bps increase in 2025 was
driven by a CET1 capital increase of £2.5bn
to £51.1bn and an RWA decrease of £1.4bn
to £356.8bn
Significant movements in the year were:
•c.170bps increase from attributable profit
•c.100bps decrease driven by shareholder
distributions including the interim
dividend payment of 3.0p per share paid
in September 2025, the completed £2.0bn
share buybacks announced with FY24 and
H125 Results, and the ongoing £0.5bn
share buyback announced with Q325
Results, as well as the accrual for the
FY25 dividend
•c.30bps increase from other CET1 capital
movements, including an increase in the
fair value through other comprehensive
income reserve
•c.20bps decrease as a result of a £5.2bn
increase in RWAs, excluding the impact
of foreign exchange movements. This was
primarily driven by lending growth in the
UK businesses and an increase in USCB,
including the acquisition of the GM
portfolio, partially offset by the disposal
of the German consumer finance business
and of Barclays' joint venture interest in
Entercard Group AB (Entercard)
•A £1.1bn decrease in CET1 capital due to
a decrease in the currency translation
reserve was partially offset by a £6.5bn
decrease in RWAs as a result of foreign
exchange movements
•The UK leverage ratio increased to 5.1%
(December 2024: 5.0%), as Tier 1 capital
increased by £3.2bn, partially offset by a
£40.8bn increase in leverage exposure to
£1,247.3bn. The increase in leverage
exposure was largely driven by an
increase in trading activity in IB and
higher lending in Barclays UK and
UKCB, partially offset by the
strengthening of spot GBP against USD
Minimum capital requirements
As at 31 December 2025, the Group’s
Overall Capital Requirement for CET1,
excluding any applicable PRA buffer, was
12.2% and comprised a 4.5% Pillar 1
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
The Group’s Pillar 2A requirement is 4.8%
with at least 56.25% to be met with CET1
capital, equating to 2.7% of RWAs. The
Pillar 2A requirement, based on a point in
time assessment, has been set as a
proportion of RWAs and is subject to at
least annual review.
The Group’s CET1 target ratio of 13-14%
takes into account minimum capital
requirements and applicable buffers. The
Group remains above its minimum capital
regulatory requirements and applicable
buffers.
Minimum leverage requirements
As at 31 December 2025, the Group was
subject to a UK leverage ratio requirement
of 4.1%. This comprises the 3.25%
minimum requirement, a G-SII additional
leverage ratio buffer (G-SII ALRB) of
0.53% and a countercyclical leverage ratio
buffer (CCLB) of 0.3%.
The Group is also required to disclose an
average UK leverage ratio which is based on
capital on the last day of each month in the
quarter and an exposure measure for each
day in the quarter.
Minimum requirements for own
funds and eligible liabilities
As at 31 December 2025, the Group was
required to meet the higher of: (i) two times
the sum of 8% Pillar 1 and 4.8% Pillar 2A
equating to 25.5% of RWAs; and (ii) 6.75%
of leverage exposures. CET1 capital cannot
be counted towards both MREL and the
buffers, meaning that the buffers, including
the confidential institution-specific PRA
buffer, will effectively be applied above
MREL requirements.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	287

Risk performance - Treasury and Capital risk (continued)
Capital resources

Capital ratios[1,2]
As at 31 December	2025	2024
CET1	14.3%	13.6%
Tier 1 (T1)	17.9%	16.9%
Total regulatory capital	20.4%	19.6%
MREL ratio as a percentage of total RWAs	35.8%	34.4%

Own funds and eligible liabilities
	2025	2024
As at 31 December	£m	£m
Total equity excluding non-controlling interests per the balance sheet	77,784	71,821
Less: other equity instruments (recognised as AT1 capital)	(12,725)	(12,075)
Adjustment to retained earnings for foreseeable ordinary share dividends	(778)	(786)
Adjustment to retained earnings for foreseeable repurchase of shares	(271)	—
Adjustment to retained earnings for foreseeable other equity coupons	(36)	(35)

Other regulatory adjustments and deductions
Additional value adjustments (PVA)	(1,956)	(2,051)
Goodwill and intangible assets	(8,255)	(8,272)
Deferred tax assets that rely on future profitability excluding temporary differences	(1,069)	(1,451)
Fair value reserves related to gains or losses on cash flow hedges	666	2,930
Excess of expected losses over impairment	(436)	(403)
Gains or losses on liabilities at fair value resulting from own credit	904	981
Defined benefit pension fund assets	(2,398)	(2,367)
Direct and indirect holdings by an institution of own CET1 instruments	(14)	(1)
Adjustment under IFRS 9 transitional arrangements	—	138
Other regulatory adjustments	(346)	129
CET1 capital	51,070	48,558

AT1 capital
Capital instruments and related share premium accounts	12,758	12,108
Other regulatory adjustments and deductions	(33)	(32)
AT1 capital	12,725	12,076

T1 capital	63,795	60,634

T2 capital
Capital instruments and related share premium accounts	8,835	9,150
Qualifying T2 capital (including minority interests) issued by subsidiaries	55	367
Other regulatory adjustments and deductions	(71)	(33)
Total regulatory capital	72,614	70,118

Less : Ineligible T2 capital (including minority interests) issued by subsidiaries	(55)	(367)
Eligible liabilities	55,106	53,547

Total own funds and eligible liabilities[3]	127,665	123,298

Total RWAs (Unaudited)	356,774	358,127
Notes:
12024 comparatives for Capital and RWAs have been calculated applying the IFRS 9 transitional arrangements in accordance with the CRR. Effective from 1 January
2025, the IFRS 9 transitional arrangements no longer applied.
22024 comparatives for total capital were calculated applying the grandfathering of certain capital instruments within Tier 2 capital. Effective from 29 June 2025, the grandfathered instruments no longer qualified as Tier 2 capital.
3As at 31 December 2025, the Group's MREL requirement, excluding the institution-specific confidential PRA buffer, was to hold £108.9bn of own funds and eligible liabilities equating to 30.5% of RWAs. The Group remains above its MREL regulatory requirement including the institution-specific confidential PRA buffer.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	288

Risk performance - Treasury and Capital risk (continued)

Movement in CET1 capital
2025
£m
Opening balance as at 1 January	48,558

Profit for the period attributable to equity holders	7,172
Own credit relating to derivative liabilities	(15)
Ordinary share dividends paid and foreseen	(1,200)
Purchased and foreseeable share repurchase	(2,500)
Other equity coupons paid and foreseen	(998)
Increase in retained regulatory capital generated from earnings	2,459

Net impact of share schemes	190
Fair value through other comprehensive income reserve	773
Currency translation reserve	(1,132)
Other reserves	(68)
Decrease in other qualifying reserves	(237)

Pension remeasurements within reserves	(14)
Defined benefit pension fund asset deduction	(31)
Net impact of pensions	(45)

Additional value adjustments (PVA)	95
Goodwill and intangible assets	17
Deferred tax assets that rely on future profitability excluding those arising from temporary differences	382
Excess of expected loss over impairment	(33)
Direct and indirect holdings by an institution of own CET1 instruments	(13)
Adjustment under IFRS 9 transitional arrangements	(138)
Other regulatory adjustments	25
Increase in regulatory capital due to adjustments and deductions	335

Closing balance as at 31 December	51,070
CET1 capital increased by £2.5bn to £51.1bn (December 2024: £48.6bn). Significant movements in the period were:
•£7.2bn of capital generated from profit partially offset by distributions of £4.7bn comprising:
-£2.5bn share buybacks including the now completed £1.0bn announced with FY24 results and £1.0bn announced with H125 results and the ongoing £0.5bn share buyback announced with Q325 results
-£1.2bn of ordinary share dividends paid and foreseen reflecting £0.4bn interim dividend paid in September 2025 and a £0.8bn accrual towards the FY25 dividend
-£1.0bn of equity coupons paid and foreseen
•£0.2bn decrease in other qualifying reserves including a £1.1bn reduction in the currency translation reserve primarily  as a result of the strengthening of spot GBP against USD, partially offset by a £0.8bn gain in the fair value through other comprehensive income reserve.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	289

Risk performance - Treasury and Capital risk (continued)
Risk weighted assets

Risk weighted assets (RWAs) by risk type and business
	Credit risk		Counterparty credit risk				Market risk		Operational risk	Total RWAs
	Std	IRB	Std	IRB	Settlement risk	CVA	Std	IMA
As at 31 December 2025	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Barclays UK	16,731	55,037	132	8	—	43	177	—	13,697	85,825
Barclays UK Corporate Bank	3,878	18,341	89	312	1	4	31	343	3,510	26,509
Barclays Private Bank & Wealth Management	4,981	580	112	19	—	11	39	240	2,054	8,036
Barclays Investment Bank	44,961	49,750	21,986	19,442	165	3,030	12,018	20,111	25,238	196,701
Barclays US Consumer Bank	21,050	1,004	—	1	—	—	—	—	5,393	27,448
Head Office	5,405	5,439	1	5	—	—	219	59	1,127	12,255
Barclays Group	97,006	130,151	22,320	19,787	166	3,088	12,484	20,753	51,019	356,774

As at 31 December 2024
Barclays UK	15,516	55,301	146	11	—	74	228	—	13,181	84,457
Barclays UK Corporate Bank	3,932	15,680	106	336	—	12	16	548	3,282	23,912
Barclays Private Bank & Wealth Management	5,058	434	118	31	—	16	44	330	1,859	7,890
Barclays Investment Bank	40,957	49,231	21,889	24,094	70	2,913	12,442	23,023	24,164	198,783
Barclays US Consumer Bank	21,019	966	—	—	—	—	—	—	4,864	26,849
Head Office	6,580	8,162	1	20	—	4	—	212	1,257	16,236
Barclays Group	93,062	129,774	22,260	24,492	70	3,019	12,730	24,113	48,607	358,127

Movement analysis of risk weighted assets
	Credit risk	Counterparty credit risk	Market risk	Operational risk	Total RWAs
Risk weighted assets	£m	£m	£m	£m	£m
As at 31 December 2024	222,836	49,841	36,843	48,607	358,127
Book size	13,766	(1,994)	(3,031)	2,412	11,153
Acquisitions and disposals	(3,322)	—	—	—	(3,322)
Book quality	(1,888)	(618)	—	—	(2,506)
Model updates	304	68	—	—	372
Methodology and policy	(305)	(229)	—	—	(534)
Foreign exchange movement[1]	(4,234)	(1,707)	(575)	—	(6,516)
Total RWA movements	4,321	(4,480)	(3,606)	2,412	(1,353)
As at 31 December 2025	227,157	45,361	33,237	51,019	356,774
Note:
1Foreign exchange movements does not include impact of  foreign exchange for modelled market risk or operational risk.
Total RWAs decreased £1.4bn to £356.8bn (Dec 2024: £358.1bn).
Credit risk RWAs increased £4.3bn:
•A £13.8bn increase in book size primarily reflecting lending growth in UK businesses and business activity within IB
•A £3.3bn decrease in acquisitions and disposals reflecting the sale of the German Consumer Finance business and of Barclays' joint venture interest in Entercard, partially offset by the acquisition of the GM portfolio
•A £1.9bn decrease in book quality RWAs primarily driven by improvements in credit quality within the Barclays UK mortgages portfolio
•A £4.2bn decrease as a result of foreign exchange movements primarily due to the strengthening of spot GBP against USD
Counterparty credit risk RWAs decreased £4.5bn:
•A £4.5bn decrease in the RWAs primarily reflecting trading activity and the impact of foreign exchange movements due to the strengthening of spot GBP against USD
Market risk RWAs decreased £3.6bn:
•A £3.0bn decrease in book size due to trading activity within Global Markets
Operational risk RWAs increased £2.4bn:
• A £2.4bn increase in book size primarily driven by the inclusion of higher 2025 income compared to 2022

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	290

Risk performance - Treasury and Capital risk (continued)
Leverage ratios and exposures

Leverage ratios[1]
	2025	2024
As at 31 December	£m	£m
UK leverage ratio[2]	5.1%	5.0%
T1 capital	63,795	60,634
UK leverage exposure	1,247,313	1,206,502
Average UK leverage ratio	4.7%	4.6%
Average T1 capital	63,277	60,291
Average UK leverage exposure	1,358,364	1,308,335
Notes:
12024 comparatives for UK leverage ratios have been calculated applying the IFRS 9 transitional arrangements in accordance with the CRR. Effective from 1 January
2025, the IFRS 9 transitional arrangements no longer applied.
2Although the leverage ratio is expressed in terms of T1 capital, the leverage ratio buffers and 75% of the minimum requirement must be covered solely with CET1 capital. The CET1 capital held against the 0.53% G-SII ALRB was £6.6bn and against the 0.3% CCLB was £3.7bn.
The UK leverage ratio increased to 5.1% (December 2024: 5.0%), as Tier 1 capital increased by £3.2bn, partially offset by a £40.8bn increase in leverage exposure to £1,247.3bn. The increase in leverage exposure was largely driven by an increase in trading activity in IB and higher lending in Barclays UK and UKCB, partially offset by the strengthening of spot GBP against USD.
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
The Group’s strategy is to minimise the volatility of the CET1 ratios caused by foreign exchange movements, by matching the CET1 capital movements to the revaluation of the Group’s foreign currency RWA exposures.

Functional currency of operations (audited)
	Foreign currency net investments	Borrowings which hedge the net investments	Derivatives which hedge the net investments	Structural currency exposures pre- economic hedges	Other equity Instruments	Remaining structural currency exposures
	£m	£m	£m	£m	£m	£m
31 December 2025
USD	26,370	(4,406)	(2,141)	19,823	(5,450)	14,373
EUR	10,195	(6,097)	—	4,098	(1,310)	2,788
INR	1,489	—	(1,259)	230	—	230
JPY	544	(177)	—	367	—	367
Other currencies	2,007	(8)	(989)	1,010	(1,127)	(117)
Total	40,605	(10,688)	(4,389)	25,528	(7,887)	17,641

31 December 2024
USD	28,012	(6,243)	(2,230)	19,539	(5,846)	13,693
EUR	9,549	(5,655)	—	3,894	(264)	3,630
INR	1,403	—	(992)	411	—	411
JPY	628	(215)	—	413	—	413
Other currencies	2,037	(76)	(792)	1,169	(849)	320
Total	41,629	(12,189)	(4,014)	25,426	(6,959)	18,467
Other equity instruments  relate to exposures arising on foreign currency denominated preference share and AT1 instruments. These are accounted for at historical cost under IFRS and do not qualify as hedges for accounting purposes. The gain or loss arising from changes in the GBP value of these instruments is recognised on redemption in retained earnings.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	291

Risk performance - Treasury and Capital risk (continued)
During 2025, total structural currency exposure net of hedging instruments decreased to £17.6bn (2024: £18.5bn). Foreign currency net investments decreased  to £40.6bn (2024: £41.6bn) driven predominantly by a £1.6bn decrease in USD, offset by £0.6bn increase in
EUR. The hedges (excluding economic hedges) associated with these investments decreased to £15.1bn (2024: £16.2bn).
Pension risk review
From 1 July 2025, the Barclays Bank UK Retirement Fund (UKRF) was amended to become a sectionalised scheme to meet the requirements of the Financial Services and Markets Act 2000 (Banking Reform) (Pensions) Regulations 2015, creating two separate sections
- the Barclays Bank Section and the Barclays UK Section.
The UKRF is closed to new entrants and there is no new final salary benefit being accrued. Existing active members accrue a combination of a contributory cash balance benefit and a voluntary defined contribution element. Pension risk arises as the market value of the pension fund assets may decline, investment returns may reduce or the estimated value of the pension liabilities may increase.
The UKRF represents approximately 95.3% (2024: 96%) of the Barclays Group’s total retirement benefit obligations globally, comprising approximately 91.5% in the Barclays Bank Section and approximately 3.8% in the Barclays UK Section.
Refer to the Management of pension risk section in the Barclays PLC Pillar 3 Report 2025 (unaudited) for more information on how pension risk is managed.
Assets
The Trustee Board of the UKRF defines its overall long-term investment strategy for each of the Barclays Bank Section and Barclays UK
Section, investing across a broad range of asset classes. This results in a diversified portfolio comprising both return seeking assets and liability matching assets, designed to better align with future pension obligations. The two most significant risks within the asset portfolio are exposure to credit spreads and growth assets. The split of scheme assets is shown within Note 32 to the financial statements.
The fair value of the UKRF assets was £21.7bn as at 31 December 2025 (20241: £21.9bn), comprising £20.9bn in the Barclays Bank Section and £799m in the Barclays UK Section.
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
Pension risk is generated through the Group’s defined benefit schemes and this risk is set to reduce over time as the main defined benefit scheme is closed to new entrants. The charts below outline the shape of the UKRF Barclays Bank Section and Barclays UK Section’s
liability cash flow profile respectively as at 31 December 2025 that takes account of the future inflation indexing of payments to beneficiaries.
Barclays Bank Section
The majority of the liability cash flows (approximately 97%) fall within the next 40 years, with payments peaking between 0 and 10 years and declining thereafter. The precise shape of the cash flow profile is sensitive to changes in inflation and longevity expectations, as well as member behaviour, including transfers out of the scheme. Transfers out accelerate the timing of benefit payments and therefore bring forward the associated liability cash flows.
For more detail on the UKRF’s financial and demographic assumptions, see Note 32 to the financial statements.

Barclays Bank Section - Proportion of liability cash flows (%)

A	0-10 years	34.4
B	11-20 years	33.5
C	21-30 years	20.1
D	31-40 years	9.5
E	41-50 years	2.4
F	51+ years	0.2

Barclays Bank Section - Net IAS 19 position[1] (£bn)

6
5
4
3
2
1
0

4.7bn
3.6bn
3.2bn
3.2bn
Dec 2022
Dec 2023
Dec 2024
Dec 2025

The graph above illustrates the movement in the UKRF Barclays Bank Section’s net IAS 19 position over the past four years. In 2025, favourable market movements largely offset the proportional transfer out of the surplus resulting from sectionalisation. From 1st July 2025 onward, the figures shown relate solely to the Barclays Bank Section.
Refer to Note 32 to the financial statements  for the sensitivity of the UKRF liabilities to changes in key assumptions.
Note:
1Figures prior to 1 July 2025 refer to the UKRF before sectionalisation

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	292

Risk performance - Treasury and Capital risk (continued)
Barclays UK Section
The majority of the liability cash flows (approximately 86%) fall within the next 20 years, with payments peaking between 11 and 20 years and declining thereafter. The shape of the cash flow profile is sensitive to changes in inflation expectations and member behaviour, including transfers out of the scheme. Transfers out accelerate the timing of benefit payments and therefore bring forward the associated liability cash flows.
Further information on the financial and demographic assumptions applied to the Barclays UK Section is provided in Note 32 to the financial statements.

Barclays UK Section - Proportion of liability cash flows (%)

A	0-10 years	38
B	11-20 years	48
C	21-30 years	14
D	31+ years	0

Barclays UK Section - Net IAS 19 position
The Barclays UK Section’s net IAS 19 position was £69m as at 31 December 2025, with the increase primarily driven by positive equity market returns.
Risk measurement
In line with Barclays’ risk management framework, the assets and liabilities of the UK Retirement Fund (UKRF) are modelled within a
Value-at-Risk (VaR) framework to assess the volatility of the pension position at a total portfolio level for each of the Barclays Bank Section and the Barclays UK Section. This approach enables the risks, diversification and liability matching characteristics of the UKRF’s obligations and investments to be adequately captured. VaR is measured and monitored on a quarterly basis. Risks are reviewed and reported regularly at forums including the Board Risk Committee, the Group Risk Committee  and the Pensions Executive Board. The VaR model takes into account the valuation of the liabilities on an IAS 19 basis (see Note 32 to the financial statements). The Trustee receives quarterly
VaR measures on a funding basis.
The UKRF Barclays Bank Section pension liability is sensitive to post-retirement mortality assumptions, which are reviewed regularly (See
Note 32 to the financial statements). To mitigate part of this risk the Barclays Bank Section  has entered into longevity reinsurance contracts approximately 70% of current pensioner liabilities. By contrast, benefits under the UKRF Barclays UK Section are provided as a lump sum at retirement rather than a lifetime pension, and therefore the Barclays UK section is not exposed to post-retirement longevity risk.
In addition, the impact of pension risk to the Group is taken into account as part of the stress testing process. Stress testing is performed internally on at least an annual basis. The UKRF exposure is also included as part of regulatory stress tests.
Barclays defined benefit pension schemes affect capital in two ways:
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
time.
Pension risk is taken into account in the Pillar 2A capital assessment undertaken by the Prudential Regulation Authority (PRA) at least annually. The resulting Pillar 2A requirement forms part of the Group’s overall capital requirement.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	293

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
For further detail on the interest rate risk in
the banking book governance and
framework refer to page 177 in the Barclays
PLC Pillar 3 Report 2025 (unaudited).
Key metrics
AEaR
-£6m
AEaR across the Group from a -25bps
Shock to forward interest rate curves.
Summary of performance in the
period
Barclays PLC’s strategy remains to stabilise
income over time. The reduction in NII
sensitivity during the year to a -25 basis
points interest rate shock is driven by
increased structural hedge duration
reflecting the observed stability in deposit
balances during the year.
Net interest income sensitivity
The table below shows a sensitivity analysis
on pre-tax net interest income for non-traded
financial assets and liabilities, including the
effect of any hedging. This analysis is not a
forward guidance on NII and is intended as a
quantification of risk exposure utilising the
NII metric as described in the Barclays PLC
Pillar 3 Report 2025 (unaudited), which
includes documentation of the main model
assumptions.

Net interest income sensitivity (AEaR) by currency (audited)
	2025		2024
	+25 basis points	-25 basis points	+25 basis points	-25 basis points
As at 31 December	£m	£m	£m	£m
GBP	31	(41)	56	(76)
USD	(43)	42	(30)	30
EUR	(4)	3	(5)	5
Other currencies	11	(10)	3	(3)
Total	(5)	(6)	24	(44)

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	294

Risk performance - Treasury and Capital risk (continued)
Analysis of equity sensitivity
Equity sensitivity measures the overall impact of a +/-25bps movement in interest rates on retained earnings, FVOCI, cash flow hedging reserves and pensions. For non-NII items a DV01 metric is used, which is an indicator of the shift in value for a 1bp movement in the yield curve.

Analysis of equity sensitivity (audited)
	2025		2024
	+25 basis points	-25 basis points	+25 basis points	-25 basis points
As at 31 December	£m	£m	£m	£m
Net interest income	(5)	(6)	24	(44)
Taxation effects on the above	1	2	(6)	11
Effect on profit for the year	(4)	(4)	18	(33)
As percentage of net profit after tax	(0.1%)	(0.1%)	0.3%	(0.5%)

Effect on profit for the year (per above)	(4)	(4)	18	(33)
Fair value through other comprehensive income reserve	(193)	200	(189)	196
Cash flow hedge reserve	(1,211)	1,211	(907)	907
Taxation effects on the above	393	(395)	307	(309)
Effect on equity	(1,015)	1,012	(771)	761
As percentage of equity	(1.3%)	1.3%	(1.1%)	1.0%
Movements in the FVOCI reserve impact CET1 capital. However, movements in the cash flow hedging reserve and pensions remeasurement reserve recognised in FVOCI do not affect CET1 capital.
Volatility of the FVOCI portfolio in the liquidity pool
Changes in value of FVOCI exposures flow directly through capital via the FVOCI reserve. The volatility of the value of the FVOCI investments in the liquidity pool is captured and managed through a value measure rather than an earning measure, i.e. non-traded market risk VaR. Daily VaR is calculated using a historical simulation methodology with a one-year equally weighted historical period, at the 95%
confidence level.
Although the underlying methodology to calculate the non-traded VaR is identical to the one used in traded management VaR, the two measures are not directly comparable. The non-traded VaR represents the volatility to capital driven by the FVOCI exposures. These exposures are in the banking book and do not meet the criteria for trading book treatment.

Analysis of volatility of the FVOCI portfolio in the liquidity pool
	2025			2024
	Average	High	Low	Average	High	Low
For the year ended 31 December	£m	£m	£m	£m	£m	£m
Non-traded market value at risk (daily, 95%)	49	60	32	61	70	50
Daily Value at Risk has been lower on an average in 2025 relative to 2024 driven by a combination of position changes and market volatility reduction.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	295

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
The Operational Risk principal risk
comprises the following Risks Categories:
Change Delivery Management Risk, Data
and Records Management Risk; Financial
Reporting Risk; Fraud Risk; Cyber &
Information Security Risk; Operational
Recovery Planning Risk; People Risk;
Physical Security Risk; Premises Risk; Risk
Reporting Risk; Supplier Risk; Tax Risk;
Technology Risk and Transaction
Processing Risk. The operational risk profile
is also informed by a number of Connected
Risks: Resilience, Third Party Service
Provider and Model Connected Risk. These
Connected Risks represent material threats
to the Group, which extend across multiple
risk categories, and therefore require a co-
ordinated approach to overseeing the risk
exposure and/or consolidated reporting.
For definitions of these risks refer to 180 to
184 of the Barclays PLC Pillar 3 Report
2025. To provide complete coverage of the
potential adverse impacts on the Group
arising from operational risk, the
Operational Risk Taxonomy extends beyond
the risks listed above to cover operational
risks associated with other Principal Risks
too.
This section provides an analysis of the
Group’s operational risk profile, including
events above the Group’s reportable
threshold, which have had a financial impact
in 2025. The Group’s operational risk profile
is informed by bottom-up risk assessments
undertaken by each business unit and top-
down qualitative review for each risk type.
Fraud, Transaction Processing, Cyber and
Information Security continue to be
highlighted as key operational risk
exposures.
For information on compliance risk events,
see the compliance risk section.
Key metrics
83%
of the Group’s net reportable operational
risk events had a loss value of £50,000 or
less
86%
of events by number are due to External
Fraud
51%
of losses are from events aligned to External
Fraud
49%
of losses are from events aligned to
Execution, Delivery and Process
Management
Summary of performance
in the period
During 2025, total operational risk losses1
increased to £143m (2024: £127m) while the
number of recorded events for 2025 (2,943)
increased from the level for 2024 (2,392).
The total operational risk losses for the year
were mainly driven by events falling within
the Execution, Delivery & Process
Management and External Fraud categories,
which tend to be high volume and low
impact events.
Operational risk profile
Within operational risk, there are a large
number of smaller value risk events. In
2025,83% (2024: 86%) of the Group’s
reportable operational risk events by volume
had a value of less than £50,000 each.
Cumulatively, events under this £50,000
threshold accounted for only 33% (2024:
31%) of the Group’s total net operational
risk losses. A small proportion of
operational risk events have a material
impact on the financial results of the Group.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on form 20-F	296

Risk performance - Operational risk (continued)
The analysis below presents the Group’s operational risk events by Basel event category:
Operational risk events by Basel event category1
% of total risk events by count

Internal fraud

2025
2024

External fraud

2025
2024

Execution delivery and process management

2025
2024

Employment practices and workplace safety

2025
2024

Damage to physical assets

2025
2024

Clients, products and business practices

2025
2024

Business disruption and system failures

2025
2024
% of total risk events by value

Internal fraud

2025
2024

External fraud

2025
2024

Execution delivery and process management

2025
2024

Employment practices and workplace safety

2025
2024

Damage to physical assets

2025
2024

Clients, products and business practices

2025
2024

Business disruption and system failures

2025
2024
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
•External Fraud remains the category with
the highest frequency of events at 86% of
total events in 2025 (2024: 84%). Impacts
from events arising from External Fraud
increased in 2025 to £72m (2024: £53m)
and accounted for 51% of total 2025
losses (2024: 42%). In this category, high
volume, low impact events are driven by
transactional fraud linked to debit and
credit card activity, as well as the growing
incidence of Authorised Push Payment
(APP) scams, where customers are
deceived into transferring funds to bad
actors.
•Execution, Delivery and Process
Management impacts increased  to £70m
(2024: £49m) and accounted for 49%
(2024: 39%) of total operational risk
losses. The events in this category are
typical of the banking industry as a whole
where high volumes of transactions are
processed on a daily basis, mapping
mainly to Barclays Transaction
Processing risk type. The overall
frequency of events in this category
decreased to 14% of total events by
volume (2024: 16%).
Fraud remains an industry-wide threat with
criminals using varied techniques to target
customers and colleagues directly (i.e., Third
Party Fraud), or the Group directly (i.e., First
Party Fraud). In the UK and Europe,
Authorised Push Payment (APP) Scams
particularly continue to be a growing fraud
type where customers are deceived to
transfer funds from their account to a bad
actor. The Group continues to work closely
with external partners on various fraud
prevention initiatives and continues to
improve the fraud control environment
through focused investment in enhancing
fraud prevention systems and tools to combat
the increasing level of fraud attempts whilst
minimising disruption to genuine
transactions. Fraud can also be committed by
one or more employees across any of the
Group entities (i.e., Internal Fraud or
Unauthorised Trading Fraud) and the Group
maintains a robust control environment to
limit exposure.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on form 20-F	297

Risk performance - Operational risk (continued)
Operational resilience has remained a key
area of focus for the Group over the past
year, with global events demonstrating that
severe but plausible disruption is no longer
theoretical. The evolving threat landscape,
characterised by increasing cyber
sophistication, geopolitical tension, supplier
disruption and interconnected financial
market infrastructures, highlights the need
for resilience to be designed, embedded,
tested and sustained across our important
business services, if we are to avoid
intolerable harm.  The Group remains
committed to sustained and disciplined
investment in end-to-end resilience
capabilities, as expectations evolve and the
external operating environment becomes
increasingly complex.
Operational risk associated with
cybersecurity remains a top focus for the
Group. The sophistication of threat actors
continues to grow as noted by multiple
external risk events observed throughout the
year. Ransomware attacks across the global
Barclays supplier base were observed and
the Group worked closely with the affected
suppliers to manage potential impacts to the
Group and its clients and customers. The
Group’s cybersecurity incidents did not
materially impact the Group's business
strategy, results of operations, or financial
condition, and there were no material loss
events associated with cybersecurity
recorded within the event categories above.
The Group businesses are highly dependent
on its ability to process and monitor, on a
daily basis, a very large number of
transactions, many of which are highly
complex and occur at high volumes and
frequencies, across numerous and diverse
markets in many currencies.
Given the Group’s diverse customer base
and geographical reach and the increase in
volume, speed, frequency and complexity of
transactions, especially electronic
transactions (as well as the requirements to
report such transactions on a real-time basis
to clients, regulators and exchanges),
developing, maintaining and upgrading
operational systems and infrastructure
becomes more challenging. The Group
continues to focus on automation and
simplification programmes to improve the
overall control environment and manage the
risk of processing errors as well as ensuring
scalability of operations.

For further information, refer to the Operational Risk Management section.

Note: total External Fraud losses in 2025 including
those from events with impact <£10,000 amounted to
£180m (2024: £171m).

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	298

Risk performance - Model risk, Compliance risk, Financial Crime risk,
Reputation risk and Legal Risk
Model risk, Compliance risk, Financial Crime risk, Reputation risk and
Legal risk
All disclosures in this section are unaudited unless otherwise stated.
Model risk
Barclays is committed to continuously
improving model risk management and
made a number of enhancements in 2025,
including:
•Progressed with the established regulatory
remediation  programme to meet PRA’s
Supervisory Statement 1/23 Model risk
management principles for banks.  Key
updates include enhancements to model
development, validation and monitoring
practices, establishment of additional
roles and responsibilities with regards to
models, introduction of quantitative
processes framework and defined
monitoring framework principles and
design.
•Introduced Artificial Intelligence(AI)
Standard in support of the AI Policy,
further developed of approach to AI
validation, including Generative AI, and
design of associated governance
framework.
•Expanded model risk framework to
provide transparency around risk themes
(Data and Technology) outside the Model
Risk Framework that may impact model
outputs.
Compliance risk
Barclays is committed to continuing to drive
the right culture throughout all levels of the
organisation. Barclays will continue to
enhance effective management of
Compliance Risk and appropriately consider
the relevant tools, governance and
management information in decision-making
processes. Focus on the management of
Compliance Risk is ongoing and, alongside
other relevant business and control
management information, the Compliance
Risk Dashboard is a key component of this.
Barclays continues to review the role and
impact of Compliance Risk events and
issues in the remuneration process at both
the individual and business level.
The Compliance Risk Taxonomy was
refreshed and re-categorised into six core
risks, namely wholesale conduct, customer
protection, data privacy, regulatory
compliance, product design and review and
laws, rules and regulation risks. Financial
Crime Risk was also separated into a
standalone principal risk category, to
reinforce the visibility and focus on this key
area of risk to the business.
Businesses have continued to assess and
prioritise the consideration of driving good
customer outcomes as we deliver the
Group’s strategic change agenda. As part of
the 2025 Medium-Term Planning Process
material Compliance Risks associated with
strategic and financial plans were assessed
and businesses ensured that driving good
outcomes for customers is at the heart of
these plans.
Throughout 2025, Compliance Risks,
including outcomes for our customers, were
raised by each business area for
consideration by the relevant Board level
committees. These Committees reviewed the
risks raised and whether management’s
proposed actions were appropriate to
mitigate the risks effectively.
Barclays continued to incur costs in relation
to litigation and conduct matters, please
refer to Note 25 Legal, competition and
regulatory matters and Note 23 Provisions,
for further details. Costs include customer
redress and remediation. Resolution of these
matters remains a necessary and important
part of delivering the  Group’s strategy and
an ongoing commitment to improve
oversight of culture and conduct.
The control environment and compliance
risk profile, informed by the Compliance
Risk Dashboards, are presented to the
respective Board Risk Committees and
senior management. The Compliance Risk
Dashboards set out key indicators in relation
to Compliance risk and continue to allow
effective oversight and decision-making and
ensure the Group operates within Risk
Appetite. Adherence to tolerances is
assessed by the business through the key
indicators as part of the Compliance Risk
Dashboard governance process.
Barclays remains focused on the continuous
improvements being made to manage risk
effectively with an emphasis on enhancing
governance and management information to
identify risk at earlier stages.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	299

Risk performance - Model risk, Compliance risk, Financial Crime risk,
Reputation risk and Legal Risk (continued)
Financial Crime risk
Barclays is committed to driving a strong
financial crime risk management culture
across all levels of the organisation.
Effective 1 January 2025, the Barclays
Group elevated financial crime risk -
incorporating anti-bribery and corruption,
anti-money laundering (including terrorist
financing), anti-tax evasion facilitation and
sanctions risks (including proliferation
financing) - to a principal risk within the
Enterprise Risk Management Framework
(ERMF), reflecting the evolving external
threat landscape and regulatory expectations.
During 2025, the financial crime principal
risk was embedded, with financial crime and
compliance risks being reported separately
to the Board.
A key area of focus has been enhancing the
financial crime control environment to
address emerging threats and evolving laws,
rules and regulations. Throughout 2025, the
Board and relevant committees received
updates on the Group’s financial crime risk
profile and emerging risks in the context of
the macroeconomic, regulatory and
geopolitical outlook. These risks continue to
be monitored on an ongoing basis.
Effective 1st January 2026, the combined
Financial Crime Policy was replaced by four
policies that set detailed requirements for
managing anti-bribery and corruption, anti-
money laundering, anti-tax evasion
facilitation and sanctions risks. This
approach supports differentiated reporting
and oversight of risk management across the
four financial crime risks.
To further embed financial crime as a
principal risk, the Barclays updated its
financial crime risk appetite statement.
Recognising the risk-based approach to
financial crime risk management, Barclays
financial crime risk appetite, approved by
the Group Executive Committee, is that
“Barclays has no appetite for Financial
Crime Risk issues and events that are
material, systemic, not promptly remediated,
not reported to regulators in a timely manner
where required, and/or are likely to result in
regulatory enforcement”.
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
At a Group level throughout 2025,
reputation risks and issues were overseen by
the Board which reviews the processes and
policies which Barclays identifies and
manages reputation risk. Within the
Barclays Bank UK Group and the Barclays
Bank Group reputation risks and issues were
overseen by the respective risk and Board
risk committees. The top live and emerging
reputation risks and issues within the
Barclays Bank UK Group and the Barclays
Bank Group are included within an over-
arching twice yearly report at the respective
Board level.
The Board reviews reputation risks escalated
by businesses and considers whether
management’s proposed actions, for
example attaching conditions to proposed
client transactions or increased engagement
with impacted stakeholders, were
appropriate to mitigate the risks effectively.
The Board also received regular updates
with regard to key reputation risks and
issues, including: Barclays response to
global conflicts; association with sensitive
sectors; access to banking; lending practices
and the resilience of key Barclays systems
and processes.
The Group continued to incur costs in
relation to litigation and conduct matters,
please refer to Note 25 Legal, competition
and regulatory matters and Note 23
Provisions, for further details. Costs include
customer redress and remediation, as well as
fines and settlements. Resolution of these
matters remains an ongoing commitment to
improve oversight of culture and conduct
and management of reputation risks.
Legal risk
The Group remains committed to continuous
improvements in managing legal risk
effectively. During 2025, the Group wide
LRMF was updated in line with other
Principal Risk Frameworks to provide
consistency in the bank's risk management
documentation. The Group wide LRMF
continues to complement  the CRMF, which
includes the responsibility of the Legal
Function to proactively identify,
communicate and provide legal advice on
applicable laws, rules and regulations.
Other improvements during 2025 included a
review and update of the supporting legal
risk policies, standards and mandatory
training, reinforced by ongoing engagement
with and education of the Group’s
businesses and functions by Legal Function
colleagues. Legal risk tolerances and legal
risk appetite have also been reviewed.
Tolerance adherence is assessed through key
indicators, which are also used to evaluate
the legal risk profile and are reviewed, at
least annually, through the relevant risk and
control committees. Mandatory controls to
manage legal risks are set out in the legal
risk standards and are subject to ongoing
monitoring. The CRMF referred to above
(and described in more detail on page 298)
also mitigates legal risk.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	300

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
Certain members of the Group are also
subject to regulatory initiatives undertaken
by the UK Payment Systems Regulator
(PSR), as a participant in payment systems
regulated by the PSR. The Government is
proposing that the FCA take on all of the
PSR’s responsibilities and relevant members
of the Group will continue to be subject to
payment supervision by the FCA when this
transfer of powers comes into effect.
Members of the Group may also be subject
to claims managed by the Financial
Ombudsman Service (FOS) which, whilst
not a regulator, provides a means of redress
in customer disputes without the
involvement of the UK courts. In July 2025,
the FCA consulted on modernising the
redress system administered by the FOS
with the aim of identifying areas of
duplication and/or complexity and
improving the role that the FOS plays in
customer disputes.
Barclays Bank PLC and Barclays Bank UK
PLC are both authorised with permission to
accept deposits, amongst other things, and
are subject to prudential supervision by the
PRA and to conduct regulation and
supervision by the FCA. Barclays Bank UK
PLC is the ring-fenced bank within the
Barclays Group. Barclays Bank PLC is the
non ring-fenced bank within the Barclays
Group.
Barclays Bank PLC is subject to prudential
supervision on a solo-consolidated basis and
the Barclays Bank UK Group is subject to
prudential supervision on a sub-consolidated
basis and on an individual basis.
The Group as a whole is also subject to
prudential supervision by the PRA on a
group consolidated basis. Barclays PLC has
been approved by the PRA as a financial
holding company.
Barclays Capital Securities Limited (BCSL),
which provides clients with access to
equities and equity financing services across
European and Asian markets, is authorised
and subject to prudential supervision by the
PRA as a PRA-designated investment firm
and is subject to conduct regulation and
supervision by the FCA.
Certain members of the Barclays Group are
regulated on a solo basis by the FCA,
including Barclays Investment Solutions
Limited, Barclays Asset Management
Limited, Clydesdale Financial Services
Limited and Kensington Mortgage Company
Limited. The Group also has appointed
representative arrangements in place: (i)
Barclays Execution Services Limited is an
appointed representative of Barclays Bank
PLC and Barclays Bank UK PLC; (ii)
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
The PRA’s supervision of the Group is
conducted through a variety of regulatory
tools, including the collection of information
by way of prudential returns or cross-firm
reviews, reports obtained from skilled
persons, information gathering, stress
testing, regular supervisory visits and regular
continuous assessment meetings with the
Group’s management and relevant
stakeholders to discuss matters such as
strategy, governance, controls, financial
resilience, operational resilience, risk
management, and recovery and resolution.
Further, the BoE, as the UK resolution
authority, informs prudential requirements
and sets requirements for the Group relating
to resolution preparedness.
The FCA’s supervision of the UK firms in
the Group is carried out through a
combination of proactive engagement
meetings, regular supervisory visits,
information gathering and regular meetings
with the Group’s management and relevant
stakeholders to discuss matters such as
business and customer strategy, fair
treatment of customers, and financial crime
controls, as well as cross-sectoral reviews
which analyse the different areas of the
market and the risks that may lie ahead.
The FCA and the PRA also apply the Senior
Managers and Certification Regime (the
SMCR) which imposes a regulatory
approval, individual accountability and
fitness and propriety framework in respect of
senior individuals within relevant firms.
FCA supervision has focused on strategic
transformation, financial crime controls,
conduct risk and customer/client outcomes
under the consumer duty (which now applies
to both open and closed products), firm
culture and non-financial misconduct, fraud
controls and reimbursement, access to cash,
the fair treatment of vulnerable customers,
operational resilience (including cyber risk),
the controls framework and payment
account access and closures.
PRA supervision has focused on strategic
transformation, financial and operational
resilience (including cyber risk),
governance, capital risk management, model
risk management, data risk management,
systems and controls, climate risk and
resolvability, where resolvability is reviewed
in conjunction with the Resolution
Directorate (a division of the BoE).
Both the PRA and the FCA apply standards
that generally either anticipate or go beyond
requirements established by global or EU
standards, whether in relation to capital,
leverage and liquidity, resolvability and
resolution or matters of conduct. The UK is
in the process of reviewing, repealing and,
where relevant, replacing the EU legislation
that was onshored into UK law following the

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	301

Supervision and regulation (continued)
UK’s departure from the EU (known as
“assimilated law”). The Financial Services
and Markets Act 2023 (FSMA 2023)
established a framework for the revocation
of assimilated law relating to financial
services. However, the Government is not
expected to revoke assimilated law relating
to financial services unless the FCA and/or
PRA have drafted and consulted on rules in
the relevant areas, where it is appropriate
that the provisions are replaced.
There is a significant volume of assimilated
law for the UK Government to repeal and
replace, so this process remains ongoing and
the regulatory landscape continues to
develop. There is potential for an increase in
regulatory implementation costs to adapt
systems and controls, as a result of these
developments, although areas of divergence
from assimilated law have been limited to
date.
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
activities.
Supervision in the EU
The Group’s operations in the EU are
authorised and regulated by a combination
of its home regulators and host regulators in
the EU countries where the Group operates.
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
PLC and BCSL are authorised in certain
EEA Member States to enable them to
continue to conduct a limited range of
activities without a physical presence,,
including accessing EEA trading venues and
interdealer trading. Directive (EU)
2024/1619 (CRD VI) contains a prohibition
on providing core banking services, such as
lending and deposit-taking into the EU from
a third country entity, subject to certain
exemptions. These CRD VI changes are
currently pending Member State
implementation from January 2026 and
should enter into force in the majority of
jurisdictions from January 2027. As a result
of CRD VI, Barclays Bank PLC and BCSL
may be limited in their ability to provide
certain core banking services into the EU
from January 2027. Barclays Bank PLC has
a branch in Paris (to facilitate access to
TARGET 2), which is regulated by the
Autorité de Contrôle Prudentiel et de
Résolution (ACPR) and will also be subject
to new regulatory requirements under CRD
VI.
On 21 January 2026, Barclays Bank Ireland
PLC announced that it had commenced the
implementation of its plan to re-domicile its
registered office from Dublin to Paris, which
is to be effected by changing its corporate
form to a Societas Europaea followed by a
transfer of its registered office. The change
of corporate form will be effected via a court
approved merger process, which
commenced in Q4 2025 and is expected to
complete in Q4 2026. Following completion
of the merger, Barclays Bank Ireland PLC
(then to be named, with effect from
completion of the merger, Barclays Europe
SE) intends to apply for the relocation of its
registered office to Paris. Following this re-
domiciliation, Barclays Europe SE would be
subject to supervision by the ACPR, the
Autorité de Marchés Financiers and the
European Central Bank. The re-
domiciliation is subject to certain conditions,
including the approval of those regulators. It
is expected to be completed in H1 2027.
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
capital support to Barclays Bank Delaware if
it fails to meet applicable regulatory capital
requirements.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	302

Supervision and regulation (continued)
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
respectively. Barclays Bank PLC is
registered as a swap dealer with the CFTC
and conditionally registered as a security-
based swap dealer with the SEC. Barclays
Bank PLC is also subject to the FRB swaps
rules with respect to margin and capital
requirements. In addition, Barclays Bank
Ireland PLC is registered as a swap dealer
with the CFTC and is subject to the FRB
swaps rules with respect to margin and
capital.
Supervision in Asia Pacific, Middle East
and Africa
The Group’s operations in Asia Pacific,
Middle East and Africa are supervised and
regulated by a broad range of national
banking and financial services regulators.
Prudential regulation
Prudential regulation in the UK
Certain Basel III standards were originally
implemented in EU and UK law through the
Capital Requirements Regulation (CRR) and
the Capital Requirements Directive IV (CRD
IV), as amended by CRR II and CRD V.
These standards were retained in the UK
regulatory framework via a series of
onshoring instruments when the UK
withdrew from the EU. Under the
assimilated law version of the CRR (the UK
CRR), the Group is subject to a binding
Pillar 1 minimum capital requirement to
satisfy a Common Equity Tier 1 (CET1)
ratio of 4.5% of risk-weighted assets
(RWAs), a Tier 1 capital ratio of 6.0% of
RWAs and a total capital ratio of 8.0% of
RWAs. However, in practice the Group is
required to and does hold capital
significantly in excess of this requirement.
Additional capital requirements apply to the
Group including Pillar 2A minimum
requirements and capital buffers, including
the capital conservation buffer (CCB), the
countercyclical capital buffer (CCyB), the
other systemically important institutions (O-
SII) buffer and the global systemically
important institutions (G-SII) buffer, as well
as PRA buffer requirements (the Pillar 2B),
as explained further below.
Global systemically important banks (G-
SIBs), such as the Barclays Group, are
subject to a number of additional prudential
requirements, including the requirement to
hold additional loss-absorbing capacity and
additional capital buffers (including via the
G-SII buffer requirement) above the level
otherwise required by Basel III standards.
The Group is subject to a ‘combined buffer
requirement’ consisting of (i) a CCB of
2.5% of RWAs, (ii) systemic risk buffers
(G-SII and O-SII buffers) and (iii) a CCyB
of 1% of RWAs. The level of the G-SII
buffer is set by the PRA which follows the
Basel Committee on Banking Supervision
G-SIB framework. The G-SII buffer ranges
from 1% to 3.5% of RWAs in line with a
bank’s systemic importance and must be met
with CET1 capital. On 27 November 2025,
the FSB published an update to its list of G-
SIBs, maintaining the 1.5% G-SII buffer that
applies to the Group. The O-SII buffer can
be set between 0% and 3% and has to be met
solely with CET1 capital. The O-SII buffer
rate applicable to Barclays Bank UK PLC is
currently set by the PRA at 1% of RWAs.
The CCyB is used to help ensure capital
levels respond to the risk environment. By
increasing the CCyB when vulnerabilities
are judged to be building up, the FPC seeks
to ensure banks have an additional cushion
of capital with which to absorb potential
losses, enhancing their resilience and
helping to ensure the stable provision of
financial services. The CCyB is composed
of UK and overseas elements, set by
authorities in individual jurisdictions. In the
UK, the CCyB rate is set by the FPC and is
calculated by reference to banks’ relevant
UK exposures. The CCyB rate applicable to
the Group is currently 1%. Like the CCB,
the CCyB must be met entirely with CET1
capital.
The PRA requires UK firms to hold
additional capital to cover risks which the
PRA assesses are not fully captured by the
Pillar 1 capital requirement. The PRA sets
this additional capital requirement (Pillar
2A) at least annually, derived from each
firm’s individual capital guidance.
Under current PRA rules, the Pillar 2A
requirement must be met with at least
56.25% CET1 capital, no more than 43.75%
additional Tier 1 (AT1) capital and no more
than 25% tier 2 capital. In addition, the
capital that firms use to meet their minimum
requirements (Pillar 1 and Pillar 2A) cannot
be counted towards meeting the combined
buffer requirement. In February and October
2025, the PRA issued two policy statements
(PS2/25 and PS18/25) regarding changes to
the Pillar 2A capital framework, including
retiring the refined methodology for
calculating Pillar 2A requirements in light of
incoming proposals to implement Basel III
standards (discussed further below) and
streamlining firm-specific capital
communications. In January 2026, the final
rules retiring the refined methodology to
Pillar 2A were published as part of PS2/26.
The PRA may also impose a confidential
‘PRA buffer’ to cover risks over a forward
looking planning horizon, including with
regard to firm-specific stresses or
management and governance weaknesses.
The PRA buffer must be met separately to
the combined buffer requirement, and must
be met fully with CET1 capital.
On 2 December 2025, the FPC published its
assessment of the appropriate level of capital
requirements for the UK banking system.
The FPC judged that the appropriate
benchmark for the system-wide level of tier
1 capital  is now at around 13% of RWAs,
compared with 14% of RWAs in 2015.
As at 31 December 2025, the Group’s
overall capital requirement for CET1
(excluding any applicable PRA buffer) was
12.2% comprising a 4.5% Pillar 1 minimum,
a 2.5% CCB, a 1.5% G-SII buffer, a 2.7%
Pillar 2A requirement and a 1% CCyB.
On 22 April 2025, the PRA announced that
it will introduce new rules that require firms
to manage their step-in risk, that is, the risk
which a bank incurs when it provides
financial support to an unconsolidated entity
that is facing stress in the absence of, or in
excess of, any contractual obligations to
provide such support. The PRA’s
supervisory statement concerning step-in
risk takes effect from 1 January 2026 and
will require firms to put in place policies and
processes to identify and evaluate their
relationship with certain unconsolidated

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	303

Supervision and regulation (continued)
entities where they act as a sponsor, invest in
their debt or equity, or have other
contractual or non-contractual exposures that
lead them to be exposed to the performance
of the entity. Additionally, they must
consider whether there are any indicators of
significant step-in risk in relation to those
entities that have been assessed as being
material and determining whether mitigating
action is needed when significant step-in risk
is identified.
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
addition, with effect from 1 January 2026,
the PRA has made amendments to the Own
Funds and Eligible Liabilities (CRR) Part
and Definition of Capital Part of the PRA
Rulebook, among others, to assimilate
provisions of the onshored CRR into the
PRA Rulebook, with certain changes.
Further, on 28 October 2025, through PS
19/25, the PRA issued “near final”
provisions proposed to take effect on 1
January 2027. As well as transposing certain
UK CRR provisions into the PRA Rulebook,
including those on securitisation, groups and
consolidation, settlement risk and
counterparty credit risk, with accompanying
changes to PRA guidance, the near-final
provisions implement a number of policy
changes, in particular in relation to
securitisation. In January 2026, through
PS3/26, the PRA published the final policy
materials and confirmed that there is no
substantive difference between these and the
near final rules published as part of PS19/25.
In PS1/26, the PRA announced that it is
taking forward adjustments to the
implementation of the comprehensive
amendments to the market risk framework
under Basel 3.1, known as the Fundamental
Review of the Trading Book (FRTB), and is
seeking to implement the majority of these
changes from 1 January 2027 (except the
introduction of a new internal model
approach (FRTB-IMA), the implementation
of which will be delayed to 1 January 2028).
PRA CP14/24 proposed certain changes to
the large exposures (LE) framework. A
number of the proposals took effect on 1
January 2026. The PRA has removed the
option for firms to exempt exposures to the
UK deposit guarantee scheme (DGS) for
large exposure limits, as well as the option
for firms to use immovable property as
credit risk mitigation (CRM) for large
exposure purposes and it has eliminated the
stricter requirements on large exposures to
certain French counterparties. The PRA is
expected to finalise the remaining proposals
in CP14/24 in 2026. These proposals include
(i) removing the possibility for firms to use
internal model (IM) methods to calculate
exposure values to securities financing
transactions (SFTs), (ii) amending the limits
to trading book exposures for third-party
exposures and for intra-group exposures and
(iii) introducing a mandatory substitution
approach to calculate the effect of the use of
CRM techniques.
Additional minimum prudential
requirements that apply to the Group to
ensure that sufficient resources are
maintained to provide loss absorption in a
resolution context are discussed in the sub-
section titled ‘TLAC and MREL’ below.
In May 2025, the PRA published a policy
statement (PS6/25), amending Supervisory
Statement SS5/21, on its approach to the
supervision of international firms. Although
the policy statement is primarily relevant to
non-UK banks and investment firms, parts
of the policy statement are also relevant to
UK banks and set out the PRA’s updated
expectations regarding their booking model
arrangements.
Prudential regulation in the EU
In the EU, Barclays Bank Ireland PLC is
subject to CRR and CRD, each as amended,
which implement the Basel III framework.
Under this framework, Barclays Bank
Ireland PLC is identified as an O-SII by the
CBI, which has imposed an O-SII buffer on
Barclays Bank Ireland PLC of 1%.
The implementation of the final part of
Basel III (Basel 3.1) is effected through
CRR III, which has applied since January
2025, save for those provisions relating to
the Fundamental Review of the Trading
Book (or FRTB), which have been deferred
until January 2027 by the European
Commission through a Delegated
Regulation. The European Commission is
also consulting on the approach for
implementing the FRTB. The European
Banking Authority (EBA) has issued a no-
action letter recommending that competent
authorities not prioritise enforcement of the
new boundaries of the trading book. Given
the most recent revision to the timetable for
the implementation of Basel 3.1 in the UK to
January 2027 (which was triggered by
uncertainties in relation to the US
implementation), this currently aligns the
EU with the UK. The EU implementation
otherwise largely follows Basel 3.1 and has
significant overlap with the proposed UK
rules, save for important divergences, for
example on certain exposure classes, risk
weights and application of models.
The European Commission has also
proposed a new approach to securitisation
from a prudential perspective with a view to
stimulating the market in securitised
products.
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
Stress testing
The Group and certain of its members are
subject to supervisory stress testing
exercises in a number of jurisdictions,
designed to assess the resilience of banks to
adverse economic or financial developments
and ensure that they have robust, forward-
looking capital planning processes that
account for the risks associated with their
business profile. Assessment by regulators is

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	304

Supervision and regulation (continued)
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
amended by BRRD II.
The BoE, as the UK resolution authority, has
the power to resolve a UK financial
institution that is failing or likely to fail by
exercising certain stabilisation tools,
including (i) bail-in: the cancellation,
transfer or dilution of a relevant entity’s
equity and write-down or conversion of the
claims of a relevant entity’s unsecured
creditors (including holders of capital
instruments) and conversion of those claims
into equity as necessary to restore solvency;
(ii) the transfer of all or part of a relevant
entity’s business to a private sector
purchaser; and (iii) the transfer of all or part
of a relevant entity’s business to a “bridge
bank” controlled by the BoE. When
exercising any of its stabilisation powers, the
BoE must generally provide that
shareholders bear first losses, followed by
creditors in accordance with the priority of
their claims in insolvency.
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
The PRA has made rules that require
authorised firms to draw up recovery plans
and resolution packs. Recovery plans are
designed to outline credible actions that
authorised firms could implement in the
event of severe stress in order to restore their
business to a stable and sustainable
condition. The submission of resolution
packs was suspended by the PRA in 2018
until further notice and replaced by annual
resolution reporting. It continues to be
suspended pending PRA assessment of areas
of potential duplication between different
reporting expectations. The Barclays Group,
however, is required to provide the PRA
with a recovery plan periodically, although
the Group maintains and refreshes this on an
annual basis.
Removal of potential impediments to an
orderly resolution of a banking group or one
or more of its subsidiaries is considered as
part of the BoE’s resolution planning for
each firm, and the BoE can require firms to
make significant changes in order to
enhance their resolvability through
exercising its various powers to direct to
address any firm relevant issues. Under the
BoE’s Resolvability Assessment Framework
(RAF), firms are required to have in place
capabilities covering three resolvability
outcomes: (i) adequate financial resources;
(ii) being able to continue to do business
through resolution and restructuring; and
(iii) being able to communicate and co-
ordinate within the firm and with authorities.
Barclays Group’s second self-assessment
report on resolvability under the RAF was
submitted to the PRA/BoE in 2023 and the
BoE’s assessment on the report was
published in August 2024. The BoE
identified that there were no shortcomings,
deficiencies or substantive impediments in
the Group’s capabilities that could impede
Barclays’ ability to execute the preferred
resolution strategy. The BoE did note that
there were three areas for further
enhancement relating to the provision of
timely valuations, in respect of operational
continuity in resolution relating to the
inclusion of resolution-resilient language in
service contracts, and restructuring planning.
Barclays is taking steps to ensure that these
enhancements are made as part of Barclays’
broader commitment to further embed, test
and refine the Group’s resolution
capabilities and operational preparedness for
resolution. In January 2025, amendments to
the PRA rules were introduced that require
firms to make submissions under the
relevant resolution rules on a ‘periodic’ basis
rather than the previous fixed two-year
cycles (PS1/25). The BoE and PRA require
firms to submit their next resolution self-
assessment in 2026, with a public disclosure
to be made in 2027.
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
the SRB is required to determine the optimal
resolution strategy for Barclays Bank Ireland
PLC and, also, to prepare a resolution plan
for the bank. The SRB undertakes this work
within the context of the BoE’s preferred
resolution strategy of single point of entry
with bail in at Barclays PLC. In order to
carry out its mandate, the SRB collects
detailed structural and other information
from Barclays Bank Ireland PLC on a
regular basis, as well as engaging with the
bank to identify and address impediments to
resolution. This work is done in coordination
with the BoE, as the Group’s resolution
authority. Barclays Bank Ireland PLC meets
the SRB’s requirements for resolution as set
out in the SRB’s ‘Expectations for Banks’.
In April 2023, the European Commission
also proposed certain reforms to strengthen
the EU’s bank crisis management and
deposit insurance (CMDI) framework,
including extending depositor protection to
public entities and client money deposited in
certain types of client funds. The EU
legislative process remains ongoing and the
future of this proposal is not yet clear in the
new legislative cycle of 2024-2029.
In the US, Title I of the Dodd-Frank Act
(DFA), as amended, and the implementing
regulations issued by the FRB and the FDIC
require each foreign-based bank holding

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	305

Supervision and regulation (continued)
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
In August 2024, the FRB and FDIC finalised
new guidance for foreign triennial full filers
(such as the Group) that would affect the
content required to be included in the US
Resolution Plan. The final guidance
generally represents an expansion of the
current 165(d) resolution planning guidance
applicable to the Group. The Group
submitted its “full” US Resolution Plan in
respect of its US operations on 1 October
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
TLAC and MREL
The Group is under the supervision of the
BoE, as the UK resolution authority, and is
subject to a Minimum Requirement for Own
Funds and Eligible Liabilities (MREL),
which includes a component reflecting the
FSB’s standards on total loss absorbing
capacity (TLAC).
Since 1 January 2022, G-SIBs with
resolution entities incorporated in the UK
have been required to meet an MREL
equivalent to the higher of: (i) two times the
sum of their Pillar 1 and Pillar 2A
requirements; or (ii) the higher of two times
their leverage ratio requirement or 6.75% of
leverage exposures. The Barclays Group is
also required to meet binding external
MRELs in 2025 on the basis of a bail-in
resolution strategy comprising a binding
minimum capital requirement of 12.8% of
RWAs, MREL of 25.7% of RWAs, and a
loss-absorbing capacity (MREL plus
buffers) of 30.5% of RWAs. Internal MREL
for material subsidiaries is subject to a scalar
in the 75-90% range of the external
requirement that would apply to the
subsidiary if it were a resolution entity.
The starting point for the scalar is 90% for
ring-fenced bank sub-groups. On 15 July
2025, the BoE published a policy statement
on amendments to its statement of policy
(the MREL SoP) regarding its approach to
setting MREL, which took effect on 1
January 2026. The focus of the amendments
is consolidation and simplification through
the restatement (where appropriate and with
modifications) of provisions relating to
TLAC in the MREL SoP.
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
The Financial Services Compensation
Scheme (FSCS)
The UK has a statutory compensation fund
called the Financial Services Compensation
Scheme (FSCS), which is intended to protect
customers on the failure of authorised
financial services firms, and which is funded
by way of annual levies on most authorised
firms. The maximum cover under the FSCS
in relation to a deposit is £120,000 per
eligible depositor per bank.
The Bank Resolution (Recapitalisation) Act
2025 introduced a new option for funding
the continuity of banking services through
the recapitalisation of a failing firm. The
funds needed for recapitalisation may now
be provided by the FSCS at the direction of
the Bank of England and subsequently
recouped via a levy on firms. This option
may support the sale of all, or part, of the
firm to a private sector purchaser or a
transfer to a bridge bank, where that is
judged to be in the public interest. This
expands the functions of the FSCS in
relation to the failure of deposit takers
beyond enabling the making of
compensation payments to eligible
depositors of failed banks to include
enabling the making of recapitalisation
payments where required to do so by the
Bank of England acting as resolution
authority.
Structural reform
In the UK, the Financial Services (Banking
Reform) Act 2013 put in place a framework
for ring-fencing certain operations of large
banks. Ring-fencing requires, among other
things, the separation of the retail and SME
deposit-taking activities of UK banks from
wholesale and investment banking
operations into a legally distinct,
operationally separate and economically
independent entity (i.e., a ‘ring-fenced
bank’), which is not permitted to undertake a
range of activities. Under FSMA, the PRA is
required to review its ring-fencing rules
every five years following the rules coming
into force, with the first report having been
published in January 2024. The PRA intends
to consult in due course on targeted reforms
to its ring-fencing rules as a result of its
review, although the overall conclusion was
that most of those rules are performing
satisfactorily. Separately, HM Treasury has
introduced legislative amendments to
implement near-term reforms to the ring-
fencing regime which took effect in
February 2025. These reforms have,
amongst other measures, increased the core
deposit threshold (which determines whether
a UK bank is subject to the ring-fencing
regime) from £25bn to £35bn, exempted
predominantly retail-focused banks from the
ring-fencing regime by introducing a
secondary threshold (referred to as the
trading assets exemption), permitted ring-
fenced banks to establish branches and
subsidiaries outside of the UK or the EEA
(subject to PRA rules) and introduced a new
four-year transition period for UK non-ring-
fenced banks to comply with the ring-
fencing regime following mergers or
acquisitions.
In the UK Chancellor’s 2025 Mansion
House speech the UK Government
committed to meaningful reform of the UK's
ring-fencing regime, with HM Treasury
confirming it will undertake a short review
of the ring-fencing regime, working with the

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	306

Supervision and regulation (continued)
Bank of England and reporting into the
Economic Secretary to HM Treasury. The
review will focus on allowing ring-fenced
banks to provide more products and services
to UK businesses, addressing inefficiencies
in how ring-fencing is applied to banking
groups, and examining the case for allowing
banks to share resources and services more
flexibly across the ring-fence. The review is
expected to report by early 2026. In the EU,
structural reform is taking the form of
further integration of the banking union and
on the financial markets side the Savings
and Investment Union (SIU), which intends
to further consolidate and integrate financial
and capital markets in the EU. This will
coincide with an increasing focus on
legislation by way of directly applicable
regulations and the intended transfer of
further supervisory powers to the European
Supervisory Authorities (ESAs), including,
in particular, the European Securities and
Markets Authority (ESMA). Aside from the
SIU, which consists of a number of
initiatives, structural reform in the EU will
also occur through the Retail Investment
Strategy (RIS), which intends to incentivise
further retail investment in the EU. Under
the RIS, retail investors should receive a
higher level of investor protection, the use of
inducements will be limited, information to
client will focus on value for money over
less tangible aspects and there will be
increasing efforts to improve financial
literacy and crack down on financial
influencers and other unregulated
investment advisers.
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
Market infrastructure regulation
In recent years, regulators as well as global-
standard setting bodies such as the
International Organization of Securities
Commissions (IOSCO) have focused on
improving transparency and reducing risk in
markets, particularly risks related to over-
the-counter (OTC) derivative transactions.
This focus has resulted in a variety of new
regulations across the G20 countries and
beyond that require or encourage on-venue
trading, clearing, posting of margin and
disclosure of pre-trade and post-trade
information.
The wholesale financial markets in the EU
are facing reform to further harmonise
supervision of financial markets and market
infrastructure and integrate the approach to
the EU financial markets under the Markets
in Financial Instruments Directive and
Markets in Financial Instruments Regulation
(collectively referred to as MiFID II), which
will affect how the Group transacts with
counterparties and customers in the EU and
how it packages its investment services.
Various aspects of MiFID II and related
legislation have been subject to change as a
result of the EU’s ongoing focus on
regulatory simplification and the
development of the SIU, with a goal of
increasing the involvement of investors in
the EU financial markets. As part of this, in
December 2025 the European Commission
announced its plan for the further
development of capital market integration
and supervision within the EU, which will
lead to significant central securities
depositories (CSDs), central counterparties
(CCPs) and trading venues being subjected
to direct supervision by the ESMA. This
follows the trend of granting ESMA
supervisory powers over key market
infrastructure parties, such as trade
repositories, consolidated tape providers and
credit rating agencies.
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
In the UK, the temporary recognition regime
for non-UK CCPs has now been extended
until the end of December 2027. Targeted
amendments to the UK EMIR reporting
framework were implemented in September
2024, which aimed to align the regime with
international guidance (where appropriate).
In August 2025, the PRA published a policy
statement on amendments to trade repository
reporting requirements under UK EMIR.
The implementation date for these changes
is 26 January 2026.
In the EU, access to the clearing services of
certain non-EU CCPs used by Group entities
is permitted through recognised third
country CCPs. For UK CCPs, this
recognition is currently envisaged to end on
30 June 2028. In April 2024, amendments to
the EU EMIR reporting requirements
(relating to the details and formats of
reports, for example) introduced by
regulatory and implementing technical
standards under the EMIR REFIT
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
US regulators have imposed similar rules as
in the EU with respect to the mandatory on-
venue trading and clearing of certain
derivatives, and post-trade transparency, as
well as in relation to the margining of OTC
derivatives.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	307

Supervision and regulation (continued)
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
Accordingly, Barclays Bank PLC and
Barclays Bank Ireland PLC are both subject
to CFTC rules on business conduct, record-
keeping and reporting, and Barclays Bank
PLC is subject to SEC rules on business
conduct, record-keeping and reporting.
However, since Barclays Bank PLC and
Barclays Bank Ireland PLC are non-US
swap dealers, and Barclays Bank PLC is a
non-US security-based swap dealer, whether
and the extent to which such CFTC or SEC
requirements apply to any particular swap
transaction may depend on whether the
counterparty to such swap transaction is a
US person or guaranteed by or affiliated
with a US person, or whether the transaction
is arranged, negotiated, or executed by US-
based Barclays personnel.
Additionally, Barclays Bank PLC and
Barclays Bank Ireland PLC have elected to
comply with certain CFTC/SEC
requirements, as applicable, through
‘substituted compliance’ with EU/UK
requirements pursuant to relevant
determinations and related relief issued by
the CFTC and the SEC, as applicable.
Barclays Bank PLC and Barclays Bank
Ireland PLC are subject to FRB rules on
capital and margin.
In 2024, the CFTC adopted amendments to
its capital and financial reporting
requirements for swap dealers. The new
rules codify certain no-action relief and add
specificity as to existing reporting
requirements.
Other significant regulatory
developments in the US
In 2024, the standard settlement cycle in the
U.S. for most broker-dealer transactions in
securities was shortened from two business
days after the trade (T+2) to one business
day after the trade (T+1). The UK and EU
markets will seek to introduce similarly
shortened settlement cycles.
On 13 October 2023, the SEC adopted new
rules to establish broad reporting
requirements of the terms of securities loans
to FINRA for public dissemination, and
requiring FINRA to make publicly available
certain information it receives regarding
those lending transactions. On the same day,
the SEC also adopted new rules requiring a
wide range of firms to file monthly reports
with the SEC for large short positions in
equity securities on a new Form SHO and
amendments to the National Market System
plan governing the Consolidated Audit Trail,
which adds an additional reporting
requirement for CAT-reporting firms relying
on the bona fide market maker exception to
Reg SHO’s locate requirement. These
reporting rules (with respect to the securities
lending and monthly large short positions
reporting requirements, but not the bona fide
market maker identifier) were successfully
challenged in court, and have been
remanded to allow the agency to consider
the rules’ cumulative impact. On 3
December 2025, the SEC provided an
extension of the compliance dates for large
short position reporting to 2 January 2028
and for securities lending reporting to 28
September 2028.On 13 December 2023, the
SEC adopted rule amendments under the
Exchange Act that, among other things, will
mandate central clearing of certain US
Treasury securities transactions and amend
the broker-dealer customer protection rule as
it applies to margin posted for certain
transactions in US Treasury securities. These
rule amendments could impose additional
costs on the Group’s Treasury securities
trading activity. Although there is some
discussion as to whether deadlines for
implementation might be extended, the
amended rule’s compliance date has been
extended to 31 December 2026 for cash
transactions and 30 June 2027 for
repurchase transactions.
On 18 September 2024, the SEC
unanimously amended certain rules under
Regulation NMS (National Market System)
to adopt variable minimum pricing
increments, reduce access fee caps for
protected quotations, and require that the
amount of exchange fees and rebates be
determinable at the time of execution,
among other changes. The rule survived a
recent challenge and the SEC has extended
the compliance timelines for the
amendments regarding the minimum pricing
increment and access fee caps until
November 2026 and the exchange fee
determinability rule until February 2026.
On 20 December 2024, the SEC adopted
amendments to the broker-dealer customer
protection rule to require certain broker-
dealers to perform their reserve
computations for accounts of customers and
proprietary accounts of broker-dealers and
make any required deposits into their reserve
bank accounts daily rather than weekly. As a
result of the amendments, BCI will be
required to adjust its existing processes to
move from a weekly to a daily computation.
The compliance date for the rule change was
initially 31 December 2025; however, the
SEC has extended the compliance date until
30 June 2026.
Other regulation
Consumer protection, non-financial
misconduct, SMCR reform, access to
cash, account closures and push payment
fraud
The FCA’s consumer duty has effect in
relation to new and existing products or
services that are open to sale or renewal, as
well as closed products and services. The
duty sets higher expectations for the
standard of care that firms provide to retail
customers and impacts all aspects of
Barclays’ retail businesses, including every
retail customer journey, product and service
as well as Barclays’ relationships with
partners, suppliers and third parties.
There are ongoing costs for the industry as a
result of extensive monitoring and evidential
requirements in respect of the consumer
duty. The FCA has engaged with the
industry on streamlining its rules in light of
the introduction of the consumer duty, and
will continue to look for opportunities to
streamline requirements and reduce
complexity for businesses. The consumer
duty remains a priority for the FCA for its
supervision of the retail banking industry
and its expectations for firms to embed the
consumer duty into their culture and purpose
continue in 2026. Other areas of strategic
priority for the FCA’s supervision include
the fair treatment of customers in financial
difficulty, access for customers to payment
accounts and banking services (discussed
further below), compliance with operational
resilience rules, the continued management
of financial crime and fraud risks, and the
role of banks in developing sustainable
finance offerings and the importance of
ensuring that sustainability-related claims

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	308

Supervision and regulation (continued)
associated with products are clear, fair and
not misleading.
The FCA is consulting on a new regulatory
regime in the UK for previously unregulated
buy-now-pay later consumer credit
(CP25/23).
The FCA is consulting on an industry-wide
compensation scheme for motor finance
customers who were treated unfairly,
following the landmark Supreme Court
judgement in Johnson v FirstRand Bank Ltd
(London Branch) (t/a MotoNovo Finance)
[2025] UKSC 33. In Johnson, the Supreme
Court found that an unfair relationship under
the Consumer Credit Act 1974 existed
between a motor finance lender and its
customer, based on the particular facts of the
case. The final terms of the compensation
scheme remain uncertain pending responses
to the FCA’s consultation paper and
publication of the FCA’s Policy Statement
and final scheme rules, which is currently
expected in early 2026. Accordingly, the
legal and regulatory outcomes and the
nature, extent and timing of any remediation
action, if required, remain uncertain.
On 12 December 2025, following its 2 July
2025 consultation paper (CP25/18). the FCA
published its policy statement in relation to
tackling non-financial misconduct in
financial services (PS25/23). The policy
statement provides firms with more power to
take robust action against serious
misconduct and provides further clarity on
situations where non-financial misconduct
amounts to a breach of the FCA’s rules. The
new guidance comes into force on 1
September 2026 alongside the new FCA rule
explicitly covering bullying, harassment and
violence.
In July 2025, the PRA and the FCA both
released consultation papers (CP18/25 and
CP25/21) regarding SMCR reform,
including allowing greater flexibility for
firms where unexpected or temporary
changes in management are required. The
UK government is also considering the
abolition of the certification regime to
replace this with a more proportionate
approach.
FSMA 2023 introduced new provisions
under which HM Treasury may designate
current account providers that have a
significant role in the provision of UK cash
access and empowered the FCA to make
rules to ensure the reasonable provision of
cash access services. In September 2024, the
FCA introduced new rules which require
designated firms to consider the impact of a
closure of cash access facilities (branches,
shared banking hubs and cash machines that
provide cash deposit or withdrawal services)
on their customers’ everyday banking needs
and the availability and provision of
alternatives. Barclays Bank UK PLC has
been designated as a relevant current
account provider and is therefore subject to
the rules.
HM Treasury previously announced plans
to increase the notice period for closing
accounts to 90 days and introduce a
requirement to provide reasons for the
decision to exit (save in financial crime
exits), which have now been enshrined
through statutory instrument (The Payment
Services and Payment Accounts (Contract
Termination)(Amendment) Regulations
2025) that are to take effect from April
2026.  FSMA 2023 contains provisions
mandating that the Payment Systems
Regulator (PSR) and any successor regulator
(including, as described above, the potential
transfer of the PSRs functions to the FCA)
require the reimbursement of authorised
push payment scams by payment service
providers, including Barclays. This new
reimbursement requirement took effect in
October 2024. It has imposed a maximum
reimbursement limit of £85,000 with costs
split 50:50 between the sending and
receiving firms. Similar but less stringent
rules will apply in the EU with the expected
adoption in 2026 of the proposed
amendment to the Payment Services
Directive and the new Payment Services
Regulation (together known as PSD3).  In
the EU, new initiatives such as the proposed
Regulation on Financial Data Access
(FIDA) establish a framework on data
sharing between financial institutions at the
initiative of customers, allowing financial
institutions to better tailor products and
services. In the US, changing federal
enforcement priorities and legal
interpretations regarding diversity and
inclusion programmes present unknown and
evolving risks.
Data protection
Most jurisdictions where the Group operates
have adopted or are considering
comprehensive laws concerning data
protection and privacy. Regulations
regarding data protection are increasing in
number, as well as levels of enforcement, as
manifested in increased amounts of fines
and the severity of other penalties. We
expect that personal privacy and data
protection will continue to receive attention
and focus from regulators, as well as public
scrutiny and attention. As the global data
protection regulatory landscape continues to
evolve, non-compliance with applicable
requirements may result in regulatory fines
and other penalties. In response to ongoing
legal and regulatory developments, Barclays
will continue to assess potential regulatory
nexus arising from its operational and
geographic footprint.
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
The UK’s Data (Use and Access) Act 2025
(DUAA) became law on 19 June 2025, with
the first provisions coming into force on 19
August. One of the effects on the DUAA is a
divergence between the EU GDPR and UK
GDPR, including the threshold approach to
international data transfers, and more
flexible rules for automated decision-
making. Most provisions of the EU’s Data
Act (Regulation (2023/2854) came into
effect on 12 September 2025. The Act aims
to enhance the availability and reuse of data
generated by consumers and businesses,
particularly from connected products and
related services, by granting users easier
access to their data and enabling share
between service providers.
The data regime in China is likely to
continue to evolve, governing the collection,
processing and cross-border transfers of
China-based individuals' personal data and
restricted data as defined in national and
sectoral rules (e.g., macro/derived
characteristics data which, if tampered with,
divulged or destroyed, may endanger
China's economic operation, social stability,
national security - among other things -
having regard to the volume and granularity
of the data). In India, the implementation
rules of the Digital Personal Data Protection
Act, 2023 (namely Digital Personal Data
Protection Rules, 2025) has been published
on 13 November 2025 to fully implement
the Act in 2027 in a phased manner for a
robust mechanism of privacy protection and
rights. Except under certain exemptions, its
scope would include the processing of
personal data in India and would extend to
the processing of, and offering goods and
services to, India-based individuals outside
of India.
In the US, Barclays Bank Delaware is
subject to the US Gramm-Leach-Bliley Act

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	309

Supervision and regulation (continued)
(GLBA) and the California Consumer
Privacy Act of 2018, as amended by the
California Privacy Rights Act of 2020
(CPRA). The GLBA limits the use and
disclosure of non-public personal
information to non-affiliated third parties,
and requires financial institutions to provide
written notice of their privacy policies and
practices and implement certain information
security policies and practices. Any
violations of the GLBA could subject
Barclays Bank Delaware to additional
reporting requirements or regulatory
investigation or audits by the financial
regulators. More broadly, the Group’s US
operations are subject to the CPRA which
applies to personal information that is not
collected, processed, sold or disclosed
subject to the GLBA. The CPRA requires
applicable members of the Group to both
provide California residents with additional
disclosures regarding the collection, use and
sharing of personal information and grant
California residents access, deletion,
correction and other rights, including the
right to opt-out of certain sales or transfers
of personal information and the right to limit
the processing of sensitive personal
information to certain purposes.
Additionally, in September 2025, the
California Privacy Protection Agency
amended the CPRA regulations, with
various implementation deadlines through
2028. The amended CPRA regulations
contain significant updates, including
compliance obligations for use of automated
decision making technologies to make a
signification decision (including financial,
lending and employment-related decisions)
about a consumer, risk assessment
obligations and requirements to conduct
cybersecurity audits. Any violations of the
CPRA may be subject to enforcement by the
California Privacy Protection Agency and
the California Attorney General and the
imposition of monetary penalties, as well as
potential lawsuits arising from the private
right of action provided to California
residents in the case of certain data breaches.
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
Transactions Act of 2003 that govern the
treatment of non-public personal
information about consumers by certain
financial institutions, including BCI. In
addition to expanding the scope of customer
information protected under Regulation S-
P’s safeguards and disposal rules, the
amendments will require covered financial
institutions to (i) develop, implement and
maintain written policies and procedures for
an incident response programme reasonably
designed to detect, respond to and recover
from unauthorised access to or use of
customer information, (ii) notify individuals
whose sensitive customer information was,
or is reasonably likely to have been,
accessed or used without authorisation as
soon as practicable, but not later than 30
days, after becoming aware that an incident
has or is reasonably likely to have occurred
and (iii) establish, maintain and enforce
written policies and procedures reasonably
designed to require oversight and monitoring
of service providers, including by requiring
relevant service providers to provide
notification to the covered institution as
soon as possible, but no later than 72 hours,
after becoming aware of a breach in security
has occurred resulting in unauthorised
access to a customer information system
maintained by the service provider.
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
Compliance with this rule will be phased in
over several years, with the first set of
requirements taking effect from 1 April
2026, and with Barclays Bank Delaware
becoming subject to the rule on 1 April
2027. However, in August 2025, the CFPB
released an Advanced Notice of Proposed
Rulemaking, titled “Personal Financial Data
Rights Reconsideration”, to seek comments
related to implementation of Section 1033,
and, in October 2025, the US District Court
for the Eastern District of Kentucky issued a
preliminary injunction preventing the CFPB
from enforcing the Required Rulemaking on
Personal Financial Data Rights while the
rule is reconsidered.
Finally, jurisdictions are increasingly
enacting data localisation laws that require
certain categories of data to be stored within
specific geographic boundaries or not be
accessible in certain specified foreign
jurisdictions or by certain foreign actors. For
example, the Department of Justice's final
rule implementing Executive Order 14117
prohibits or restricts certain transactions that
may enable access by countries of concern
or covered persons to US Government-
related data or Americans' bulk sensitive
personal data. In a review of its cross-border
data transfer process, the Group found no
transactions implicated by the rule and is
implementing measures to ensure continued
compliance with the rule.
Cybersecurity, cryptoassets and
operational resilience
Regulators globally continue to focus on
cybersecurity risk management,
organisational operational resilience and
overall soundness across all financial
services firms, with customer and market
expectations of uninterrupted access to
financial services remaining at an all-time
high.
The regulatory focus has been further
heightened by the increasing number of
high-profile ransomware and other supply
chain attacks seen across the industry in
recent years and the growing reliance of
financial services on Cloud and other third
party service providers. This is evidenced by
the continuing introduction of new laws and
regulatory frameworks directed at enhancing
resilience of both firms and their critical
third party providers. The UK operational
resilience framework introduced in March
2021 requires in-scope firms to identify their
important business services, set impact
tolerances metrics for the maximum
tolerable level of disruption for each
important business service, and carry out an
annual self-assessment of the firm’s
operational resilience, which is approved by
the board and informed by the firm’s
scenario testing regime. In December 2024,
the FCA and the PRA each published a
consultation paper (CP24/28 and CP17/24
respectively) on proposals for firms to report
operational incidents and their material third
party arrangements to enhance the
operational resilience framework. The
FCA’s consultation period ended in March
2025 and we are still expecting publication
of its finalised rules. The PRA has stated

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	310

Supervision and regulation (continued)
that the proposed implementation date for its
proposals will be no earlier than the second
half of 2026.  The UK Government’s
response to its consultation on proposed
legislative measures on ransomware was
published in July 2025, considering
proposals for the introduction of a
ransomware payment prevention regime and
mandatory incident reporting. It is unclear at
this stage whether or how these proposals
will be reflected in legislation and/or
regulation, but if progressed they would
constitute the first specific measures in UK
law to counter ransomware payment.
On 17 July 2024, the Basel Committee on
Banking Supervision (BCBS) finalised
revisions to the prudential framework for
banks’ exposures to cryptoassets. The
standards set out minimum requirements,
which means implementation by BCBS
members may result in stricter standards that
may include outright prohibition in bank
dealings in certain cryptoassets.
Implementation of the standards by member
jurisdictions, including the PRA and BoE,
was expected by 1 January 2026, although
the BCBS announced in November 2025
that it intends to conduct a further, targeted
review of the standards. Furthermore, on 6
November 2023, the PRA published a ‘Dear
CEO’ letter setting out its expectations for
deposit-takers which plan to introduce
innovations in the use of deposits, e-money
and regulated stablecoins. In this letter, the
PRA provided that deposit-taking entities
must only provide innovations in digital
money to retail customers in the form of
deposits, and any issuance of e-money or
regulated stablecoins to retail customers
must be done from separate non-deposit
taking entities within the banking group.
Separately, amendments to the Money
Laundering, Terrorist Financing and
Transfer of Funds (Information on the
Payer) Regulations 2017 (MLRs) have
brought cryptoassets within the scope of
AML restrictions, including customer due
diligence requirements and the FATF travel
rule. Banks must therefore comply with
these requirements when facilitating
transactions in cryptoassets.The Financial
Services and Markets Act 2000
(Cryptoassets) Regulations 2026 will
introduce new regulated activities in relation
to certain categories of cryptoassets from 25
October 2027, and enable the FCA to issue
directions, guidance and rules in advance of
full commencement on 25 October 2027.
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
Technologies (ICT) incident reporting,
testing and third party risk management, and
provides for direct oversight of critical third
party providers servicing the EU financial
services sector. Firms which do not meet the
regulations under DORA can face
significant fines and other regulatory
measures. Particularly for systemic banks,
(digital) operational resilience and
cybersecurity are at the forefront of the
ECB’s and other supervisory authorities’
priorities.  The EU’s Network and
Information Security (NIS) Directive, which
aimed to improve the resilience of network
and information systems in the EU against
cybersecurity risks, has been updated. The
revised version, NIS2, applies from 18
October 2024 and imposes stricter security,
governance and incident reporting
requirements. Failure to comply can lead to
significant fines and senior manager liability
among other things. By 17 April 2025, EU
member states were required to identify and
list the specific entities that fall within the
scope of NIS2. The extraterritorial effect of
NIS2 means entities established outside the
EU may fall within its ambit if providing
certain services in the EU. The UK’s
original NIS Directive was transposed into
UK law under the NIS Regulations 2018.
These regulations are set to be strengthened
under the new Cyber Security and
Resilience Bill , which was introduced to
Parliament on 12 November 2025. The Bill
aims to enhance national resilience by
expanding the scope of the regulations to
cover more digital services and supply
chains, increase incident reporting and grant
regulators greater powers to collect
information and investigate potential
vulnerabilities.  In 2023, the SEC adopted
disclosure rules regarding cybersecurity risk
management, governance and incident
reporting by US-listed companies, including
foreign private issuers such as Barclays PLC
and Barclays Bank PLC. Pursuant to those
rules, if Barclays PLC or Barclays Bank
PLC are required or determine to disclose
material cybersecurity incidents under home
country or stock exchange rules, they are
required to also furnish this information with
the SEC on the SEC’s website, in
accordance with their obligations as foreign
private issuers. In late 2023, the New York
Department of Financial Services (NYDFS)
amended its cybersecurity regulation
applying to the New York Branch of
Barclays Bank PLC, with various
implementation deadlines through
November 2025. The NYDFS’s amended
cybersecurity regulation contains significant
updates, including enhanced notification
requirements, cybersecurity governance
obligations, and requirements applicable to
cybersecurity policies and procedures. In
May 2025, requirements to conduct
automated scans or manual reviews of
information systems for vulnerability
management, to implement policies
governing access privileges and to
implement certain controls for monitoring
and responding to threats (such as controls
designed to protect against malicious code)
went into effect, and in November 2025,
requirements to expand multi-factor
authentication and to implement policies and
procedures for the creation and maintenance
of an asset inventory became effective. The
existing and anticipated requirements
specified in the UK, EU, and US for
increased controls will serve to improve
industry standardisation and resilience
capabilities, enhancing Barclays’ ability to
deliver services during periods of potential
disruption. Such measures are resulting in
increased technology and compliance costs
for the Group.
Artificial intelligence
A number of jurisdictions where the
Barclays Group operates have adopted or are
considering adopting new laws regulating
artificial intelligence (AI).
The EU’s Artificial Intelligence Act (EU AI
Act), which entered into force on 1 August
2024, provides rights and duties designed to
ensure the safe and ethical deployment of
AI. The EU AI Act requires organisations to
ensure suitable levels of AI literacy within
their workforce (albeit this obligation may
be removed as a result of the EU’s Digital
Omnibus proposals put forward in
November 2025) and categorises AI systems
based on their level of risk. It has a phased
approach to compliance, with the literacy
obligations and the first set of requirements
prohibiting certain uses of AI having applied
from 2 February 2025, and rules on general
purpose AI models having applied from 2
August 2025. It also establishes a rigorous
compliance regime for high-risk AI
applications (which provisions apply from 2
August 2027, subject to possible delay under
the EU’s Digital Omnibus proposals). The
extraterritorial effect of the EU AI Act

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	311

Supervision and regulation (continued)
means entities established outside the EU
fall with the EU AI Act’s ambit if they
provide or deploy AI in the EU or the output
of their AI is used in the EU.
In the U.S. on the other hand, some states
are considering enacting or have already
enacted comprehensive laws that adopt risk-
based frameworks and principles (such as
Colorado’s An Act Concerning Consumer
Protections In Interactions with AI Systems
and the Texas Responsible AI Governance
Act), while other states are focusing on
applications perceived as higher-risk (such
as laws regulating the use of automated
decision tools and AI in recruitment, hiring,
promotion, and other employment
decisions). Comprehensive state laws
impose heightened obligations on
developers and deployers of high-risk AI
systems (which include tools that make
financial, lending and employment-related
decisions), such as by requiring impact
assessments, transparency disclosures and
risk-management controls. Laws regulating
higher risk applications, such as New York
City Local Law 144 and amendments to
civil rights laws in California and Illinois,
require employers to conduct bias audits,
provide transparency through notice to
candidates and employees, ensure such
systems do not discriminate against
applicants or employees on the basis of
protected classes, and maintain records of
automated-decision system data and audit
results. Notably, however, in December
2025, President Trump signed an executive
order outlining various plans to attempt to
restrict certain U.S. states from enforcing
their own AI laws, in favour of a “single
national framework”. The Group is
continuing to monitor these developments
and the applicability of state laws regulating
AI.
Regulatory initiatives on sustainability
Regulatory initiatives on sustainability in the
UK
In the UK, the FCA published final rules on
the UK Sustainability Disclosure
Requirements regime in November 2023
which set out new requirements to prepare
sustainability-related product and entity
level disclosures for certain firms, as well as
a new sustainable investment labelling
regime and anti-greenwashing rule
applicable to all authorised firms. The new
anti-greenwashing rule (and associated
guidance) came into force on 31 May 2024
and the labelling regime was made available
from 31 July 2024, whilst the disclosure
regime continues to be implemented on a
phased basis from late 2024 until the end of
2026. In April 2025, the FCA confirmed that
it had paused plans to extend the SDR and
investment labels regime to portfolio
management.
The Digital Markets, Competition and
Consumers Act 2024 (DMCCA) received
Royal Assent in May 2024, introducing
major updates to UK competition and
consumer protection laws. These reforms
included the expansion of the powers held
by the Competition and Markets Authority
(CMA), in relation to digital markets,
merger control and antitrust rules, as well as
consumer law.
As a result of these reforms, the CMA is
able to directly impose significant fines of
up to 10% of global turnover for breaches of
consumer protection law. As one of the
regulators entrusted with consumer
protection in the UK, the CMA has been
actively focusing on misleading
environmental claims. The CMA has the
ability to investigate potential breaches of
consumer protection laws by financial
services firms also, and the FCA will be able
to make recommendations to the CMA to
exercise its powers under the DMCCA. The
DMCCA also simplifies and enhances the
process by which the regulators may obtain
enforcement orders and undertakings for
breaches of consumer law. The Advertising
Standards Authority is responsible for
regulating the content of advertisements,
sales promotions and direct marketing in the
UK, and has also been focusing on
greenwashing, including investigating and
making rulings against advertisements from
financial services firms due to
greenwashing.
In its election manifesto, the Government
stated that it would mandate UK regulated
financial institutions and FTSE 100
companies to develop and implement
credible transition plans that align with the
1.5°C goal of the Paris Agreement.
Consequently, it consulted on how best to
take that commitment forward in June to
September 2025 but has yet to publish the
outcome. The UK’s Transition Plan
Taskforce (TPT) concluded its work on a
disclosure framework for transition plans in
October 2024, with the International
Financial Reporting Standards (IFRS)
Foundation now assuming responsibility for
the TPT’s disclosure materials. In June
2025, the IFRS Foundation published a
guidance document about transition plans,
building on the material developed by the
TPT. If the Government and UK regulators
do mandate transition plan disclosures, it is
widely expected that the work of the TPT
will likely form the basis of these
requirements.
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
Sustainability Disclosure Reporting (SDR)
framework led by HM Treasury. The
Government carried out its consultation on
the UK SRS in June to September 2025 and
is expected to publish the first two UK
Sustainability Reporting Standards (SRS) in
early 2026. As there is some overlap
between IFRS S2 and the TPT Disclosure
Framework, the FCA reviewed, through its
consultation on implementing UK-endorsed
ISSB standards, the possibility of
strengthening its expectations for transition
plan disclosures with reference to the TPT
Disclosure Framework, as noted above. In
addition, TCFD-aligned reporting
requirements apply to UK publicly quoted
companies, large private companies and
LLPs (in addition to existing TCFD-related
reporting requirements under the UK Listing
Rules).
On 3 December 2025, the PRA published a
policy statement (PS25/25) providing
feedback to responses the PRA received in
relation to consultation paper 10/25
(Updates to SS3/19 (Enhancing banks’ and
insurers’ approaches to managing the
financial risks from climate change)). The
PRA also published a supervisory statement
(SS5/25) which replaces SS3/19 and sets out
updated PRA expectations for firms’
approaches to managing climate-related
risks, reflecting new international standards
and embedding improved understanding of
climate-related risks. It aims to ensure that
firms build the capabilities and resilience
needed to effectively manage these risks.
SS5/25 took effect on 3 December 2025.
The PRA confirmed in PS25/25 that firms
will be expected to carry out an internal
review of their current status in meeting the
expectations set out in SS5/25 within six
months of commencement and the PRA
does not expect firms to close identified
gaps within the six-month review period.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	312

Supervision and regulation (continued)
Regulatory initiatives on sustainability in the
EU
The EU Regulation on Sustainable Finance
Disclosures Regulation (SFDR) and related
Delegated Regulations require financial
market participants (FMPs) to disclose how
they integrate environmental, social and
governance factors in their investment
decisions for certain financial products and
to publish principal adverse impact
statements. The SFDR applies to entities
established in the EU and in-scope products
marketed in the EU, regardless of the
location of the entity. The SFDR is currently
under review by the Commission, which has
published a draft amending regulation.
ESMA has also published guidelines for
funds in-scope of SFDR regarding the use of
sustainability-related terms in their names.
In addition, the EU Taxonomy Regulation
provides for a general framework for the
development of an EU-wide classification
system for environmentally sustainable
economic activities. It sets mandatory entity-
level disclosure requirements for companies
which fall under the scope of the EU
Accounting Directive, in relation to
eligibility and alignment of their business
activities with the EU Taxonomy
Regulation. The EU Taxonomy Regulation
also imposes product level disclosure
obligations for FMPs on the extent to which
their financial products are Taxonomy
aligned or not.
In February 2025, the European
Commission published the Omnibus I
Package which aims to simplify certain EU
sustainability-related regulations, the main
changes being those to the Corporate
Sustainability Reporting Directive (CSRD)
and the Directive on Corporate
Sustainability Due Diligence (CSDDD).
The CSRD introduced significant
sustainability related reporting obligations
covering a wide range of topics beyond
climate change for various entities, including
EU banks and certain non-EU companies
and banks (by virtue of having EU listings
or significant business in the EU), with
reporting to commence on a phased basis
from the financial year 2024. One of the
component parts of the Omnibus I Package
is the “Stop-the-Clock” Directive, which
came into force in April 2025 and delays the
reporting start date for unlisted large
companies and listed SMEs by two years.
Another component of the Omnibus I
Package is a “Quick Fix” Delegated Act,
which came into force in November 2025
and extends a number of phase-in provisions
and reliefs for companies that started
reporting for financial year 2024. The last
major component of the Omnibus I Package
is the “Requirements” Proposal, which
amends substantive provisions of the CSRD
and CSDDD including the scope of
application, reporting in relation to the value
chain, and transition plan requirements
under the CSDDD. The EU Parliament and
Council of the European Union reached a
provisional political agreement on the
“Requirements” Proposal in December
2025.
Related technical sustainability reporting
standards (i.e., the European Sustainability
Reporting Standards, or the ‘ESRS’) were
published in 2023 but are currently being
revised in order to reduce the amount of data
collection. Disclosure requirements apply to
companies in respect of their global
operations, and not just their operations
within the EU. The European Commission
was also expected to develop assurance
standards to support the requirements
introduced by the CSRD to put sustainability
reporting on a similar footing to financial
reporting audit requirements. However, the
European Commission has announced that it
will deprioritise work on the assurance
standards until 1 October 2027. Until
adopted, Member States are free to apply
national standards for assurance in the
meantime.
CRR II established, for certain large
financial institutions, a Pillar 3 disclosure
framework for information on
environmental, social and governance risks,
including physical risks and transition risks.
Amendments included in the CRR III and
CRD VI banking package will extend the
scope of these disclosures and the emphasis
on sustainability, with a number of new
sustainability-related requirements,
including the development of mandatory
prudential transition plans and new
supervisory powers for competent
authorities specifically relating to
sustainability risk, including assessment of
prudential transition plans and sustainability
risk governance and risk management
processes now being part of the Supervisory
Review and Evaluation Process. The ECB
has made, and continues to regard, the
supervision of the approach of institutions to
sustainability risk a priority.
In July 2024, the Directive on Corporate
Sustainability Due Diligence (CSDDD)
entered into force, and will require certain
EU and non-EU entities to carry out due
diligence in relation to their own operations
and ‘chain of activities’, in order to identify
and prevent, bring to an end or mitigate the
actual and potential adverse impact of their
own operations, the operations of their
subsidiaries or of their business partners on
human rights and the environment. For
regulated financial undertakings, CSDDD
currently covers own operations and the
upstream value chain but not the activities of
their downstream business partners that
receive their financial services and products.
These obligations will apply after
transposition into national laws in each EU
Member State on a phased basis from July
2029. The CSDDD previously required in-
scope companies to adopt and put into effect
a climate transition plan. However, this
requirement will be removed under the
“Requirements” Proposal of the Omnibus I
Package.
The CSDDD has the potential to be a
particularly significant measure, with failure
to comply with obligations under the
CSDDD potentially giving rise to the
imposition of administrative fines based on
net worldwide turnover.
Regulatory initiatives on sustainability in the
US
Barclays may be impacted by various
sustainability-related regulatory and
legislative developments in the US at both
the federal and state level. The rules adopted
by the SEC in March 2024 that would have
required US-listed companies (including
foreign private issuers such as Barclays PLC
and Barclays Bank PLC) to disclose
extensive climate-related information have
been stayed by the SEC pending the
outcome of ongoing litigation, which the
SEC has declined to defend. However, bills
proposed or adopted by the legislatures of
certain US states may still impose climate-
related  disclosure or other sustainability-
related requirements. In California, the
Climate Corporate Data Accountability Act
(SB-253) and the Greenhouse Gases:
Climate-Related Financial Risk Act
(SB-261) adopted in 2023, require both
public and private U.S.-based companies
(including U.S. subsidiaries of non-U.S.
companies) that do business in California to
publish and submit climate-related financial
risk reports with the California Air
Resources Board (CARB) and report
greenhouse gas emissions data in
2026.However, in response to an injunction
granted by the Ninth Circuit Court of
Appeals in the ongoing litigation against
SB-261 and SB-253, CARB confirmed on 1
December 2025 that it would not take
enforcement action against any entity that
does not post and submit a climate-related
financial risk report pursuant to SB-261 by
the 1 January 2026 statutory deadline. In
New York, proposed legislation – the
Climate Corporate Data Accountability Act
(S. 3456 / A. 4282) – was introduced in

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	313

Supervision and regulation (continued)
2025, and is a refreshed version of prior
proposed legislation. As an example of
legislation and initiatives taking a different
or opposing position on sustainability
matters, in 2021, Texas adopted anti-boycott
legislation prohibiting Texas state entities
from entering into contracts with companies
that boycott energy companies. Barclays is
monitoring such legislative developments
and their impact on Barclays’ US operations
and reporting obligations.
Sanctions and financial crime
The UK Bribery Act 2010 introduced a new
form of corporate criminal liability focused
broadly on a company’s failure to prevent
bribery on its behalf. The Criminal Finances
Act 2017 introduced new corporate criminal
offences of failing to prevent the facilitation
of UK and overseas tax evasion. The
Economic Crime and Corporate
Transparency Act 2023 (ECCTA) extends
the concept of corporate criminal liability
such that certain economic crimes (such as
fraud and false accounting) committed by
“senior managers” acting within the scope of
their actual or apparent authority, can be
attributed to the company, for the purposes
of holding the company criminally liable.
The ECCTA has also created a new offence,
in force from 1 September 2025, of failing to
prevent a person associated with the Group
from committing fraud for the benefit of the
Group. These offences have broad
application and in certain circumstances may
have extraterritorial impact on entities,
persons or activities located outside the UK,
including Barclays PLC’s subsidiaries
outside the UK. If enacted, reforms proposed
under the draft Crime and Policing Bill 2025
would expand corporate criminal liability to
all criminal offences (and not just certain
economic crimes, as is currently the case
under ECCTA), if any such offence is
committed by a senior manager acting
within the scope of their authority.
The UK Bribery Act requires the Group to
have adequate procedures to prevent bribery
which, due to the extraterritorial nature of
the Act, makes this both complex and costly.
Additionally, the Criminal Finances Act
requires the Group to have reasonable
procedures in place to prevent the criminal
facilitation of tax evasion by persons acting
for, or on behalf of, the Group. The ECCTA
similarly requires the Group to have
reasonable procedures in place to prevent a
person associated with the Group from
committing fraud.
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
Directives, which Member States are then
required to transpose into their local law –
the Fourth and Fifth Anti-Money
Laundering Directives (2015/849 and
2018/843) set out the current requirements
for Member States to transpose in respect of
AML. In order to harmonise its approach to
anti-money laundering, the EU has
introduced a new Sixth Anti-Money
Laundering Directive (EU) 2024/1640,
which will repeal and replace the previous
Directives and which Member States will be
required to implement by 2027, and the
Anti-Money Laundering Regulation (EU)
2024/1624, which will have direct effect in
Member States, with most provisions in
force from 2027. Furthermore, the Anti-
Money Laundering Agency Regulation (EU)
2024/1620 establishes the Authority for
Anti-Money Laundering and Countering the
Financing of Terrorism (AMLA) which will
have direct supervisory powers over the 40
most systemic financial institutions in the
EU and will indirectly impact other market
parties.
In the US, the Bank Secrecy Act, the USA
PATRIOT Act 2001, the Anti-Money
Laundering Act of 2020 and regulations
thereunder contain numerous anti-money
laundering and anti-terrorist financing
requirements for financial institutions. In
addition, the Group is subject to the US
Foreign Corrupt Practices Act, which
prohibits, among other things, corrupt
payments to foreign government officials. It
is also subject to various economic sanctions
and similar laws, regulations and executive
orders administered by the US government,
which prohibit or restrict some or all
business activities and other dealings with or
involving certain individuals, entities,
groups, countries and territories.
In some cases, US state and federal
regulations addressing sanctions, money
laundering and other financial crimes may
impact entities, persons or activities located
or undertaken outside the US, including
Barclays PLC and its subsidiaries. US
government authorities have aggressively
enforced these laws, and expanded
authorities threatening the imposition of
sanctions, against financial institutions in
recent years. As a result of the conflict in
Ukraine, there has been an increased
regulatory focus on sanctions compliance in
various jurisdictions, including the US, UK
and EU. Government authorities have
significant discretion in the administration of
such restrictions, which may rapidly change
or diverge across jurisdictions and, in some
cases, conflict with local laws of other
jurisdictions. Failure of a financial
institution to ensure compliance with such
laws could have serious legal, financial and
reputational consequences for the institution.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	314

Financial review
A review of the Group’s performance, including
the key performance indicators, and the contribution of each of our businesses to the overall performance of the Group.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	315

Key performance indicators
In assessing the financial performance of the Group, management uses a range of KPIs which focus on the Group’s financial strength, the delivery of sustainable returns and cost management. KPIs reflect the targets and ambitions followed during 2025.
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

The Group’s capital management objective is to maximise
shareholder value by prudently managing the level and mix of its capital to: ensure the Group and all of its subsidiaries are appropriately capitalised relative to their regulatory minimum and stressed capital requirements, support the Group’s risk
appetite, growth and strategic options, while seeking to
maintain a robust credit proposition for the Group.
The CET1 ratio increased to 14.3%  (December 2024: 13.6%),
as CET1 capital increased by £2.5bn to £51.1bn and RWAs
decreased by £1.4bn to £356.8bn.
Taking into account the £1.0bn share buyback announced at
FY25 Results, the CET1 ratio as at 31 December 2025 would
be reduced to 14.0% (at the top-end of the 13-14% target
range).
Group target: a CET1 ratio in the range of 13-14%.[1]
CET1 ratio 14.3% 2024: 13.6% 2023: 13.8%
Return on average shareholders’
equity (RoE)
RoE is calculated as profit after tax
attributable to ordinary shareholders, as a
proportion of average shareholders’ equity
excluding non-controlling interests and other
equity instruments.
	This measure indicates the return generated by the management of the business based on shareholders' equity. RoE for the Group was 9.8% (2024: 9.1%, 2023: 7.6%).	Group RoE 9.8% 2024: 9.1% 2023: 7.6%
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
The Group performed in line with RoTE guidance in 2025.
Statutory Group RoTE was 11.3% (FY24: 10.5%). All
divisions delivered double-digit RoTE in FY25
2025 Group guidance: RoTE of c.11%[1]
2026: targeting Group RoTE[2] of greater than 12%[3]
Group RoTE 11.3% 2024: 10.5% 2023: 9.0%
Notes:
1Group RoTE guidance was updated at Q325 Results, from c.11% to greater than 11%.
2Management does not assess forward-looking “return on equity” (target RoE) as a performance indicator of the business, and therefore reconciliation of the forward-looking non IFRS measure “return on tangible equity” (target RoTE) to an equivalent IFRS measure is not available without unreasonable efforts.
3Our targets and guidance are based on management's current expectations as to the macroeconomic environment and the business and are subject to change.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	316

Key performance indicators (continued)

Definition	Why is it important and how the Group performed
Total operating expenses
Barclays views total operating expenses as a key strategic area for banks; those who actively manage costs and control them
effectively will gain a strong competitive advantage.
Group total operating expenses increased to £17.7bn  (2024:
£16.7bn). Group operating costs, which exclude litigation and conduct charges and UK regulatory levies, increased to
£17.0bn (FY24: £16.2bn), reflecting Tesco Bank run rate and
integration costs, further investment spend, business growth, and inflation, partially offset by c.£700m of cost efficiency savings.
Litigation and conduct charges of £0.4bn (FY24: £0.2bn),
included a £235m charge for motor finance redress in Q325.
Total operating expenses £17.7bn 2024: £16.7bn 2023: £16.9bn
Cost: income ratio Total operating expenses divided by total income.
This is a measure management uses to assess the productivity of the business operations. Managing the cost base is a key
execution priority for management and includes a review of
all categories of discretionary spending and an analysis of how we can run the business to ensure that costs increase at a
slower rate than income.
The Group cost: income ratio was 61% (2024: 62%), in line
with our guidance of c.61%, driven by continued cost
discipline and positive operating leverage.
2025 Group target: a cost:income ratio of c.61%.
2026: targeting Group cost:income ratio of high 50s
in percentage terms.[1]
Cost: income ratio 61% 2024: 62% 2023: 67%
Note: 1Our targets and guidance are based on management's current expectations as to the macroeconomic environment and the business and are subject to change.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	317

Consolidated summary income statement

	2025	2024¹	2023	2022	2021
For the year ended 31 December	£m	£m	£m	£m	£m

Interest income	36,189	38,326	35,075	19,096	11,240
Interest expense	(21,688)	(25,390)	(22,366)	(8,524)	(3,167)
Net interest income	14,501	12,936	12,709	10,572	8,073
Fee and commission income	11,282	10,847	10,121	9,637	9,880
Fee and commission expense	(3,784)	(3,600)	(3,592)	(3,038)	(2,206)
Net fee and commission income	7,498	7,247	6,529	6,599	7,674
Other income	7,141	6,605	6,140	7,785	6,193
Total income	29,140	26,788	25,378	24,956	21,940

Operating costs	(17,040)	(16,195)	(16,714)	(14,957)	(14,092)
UK regulatory levies	(313)	(320)	(180)	(176)	(170)
Litigation and conduct	(392)	(220)	(37)	(1,597)	(397)
Total operating expenses	(17,745)	(16,735)	(16,931)	(16,730)	(14,659)

Other net income/(expenses)	23	37	(9)	6	260
Profit before impairment	11,418	10,090	8,438	8,232	7,541
Credit impairment (charges)/releases	(2,279)	(1,982)	(1,881)	(1,220)	653
Profit before tax	9,139	8,108	6,557	7,012	8,194
Tax charge	(1,926)	(1,752)	(1,234)	(1,039)	(1,138)
Profit after tax	7,213	6,356	5,323	5,973	7,056
Non-controlling interests	(41)	(49)	(64)	(45)	(47)
Other equity instrument holders	(997)	(991)	(985)	(905)	(804)
Attributable profit	6,175	5,316	4,274	5,023	6,205

Selected financial statistics
Basic earnings per ordinary share	43.8p	36.0p	27.7p	30.8p	36.5p
Diluted earnings per ordinary share	42.3p	34.8p	26.9p	29.8p	35.6p
Return on average shareholders’ equity	9.8%	9.1%	7.6%	8.9%	11.2%
Return on average tangible shareholders’ equity	11.3%	10.5%	9.0%	10.4%	13.1%
Cost: income ratio	61%	62%	67%	67%	67%
The financial information above is extracted from the published accounts. This information should be read together with the information included in the accompanying consolidated financial statements.
1Q424 and FY24 included the £556m day 1 gain from the acquisition of Tesco Bank.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	318

Consolidated summary income statement
2025 compared to 2024
•Barclays delivered a profit before tax of £9,139m (FY24: £8,108m), RoE of 9.8%, (FY24: 9.1%), RoTE of 11.3% (FY24: 10.5%) and
EPS of 43.8p (FY24: 36.0p)
•The Group has a diverse income profile across businesses and geographies. The year-on-year appreciation of average GBP against USD negatively impacted income and profits, and positively impacted credit impairment charges and total operating expenses
•Group income increased 9% to £29,140m driven by higher structural hedge income, higher income in Global Markets across FICC and
Equities, Tesco Bank NII and lending growth, partially offset by the non-repeat of the £556m day 1 gain from the acquisition of Tesco
Bank in the prior year
•Group total operating expenses increased to £17,745m (FY24: £16,735m)
•Group operating costs increased 5% to £17,040m, reflecting Tesco Bank run rate and integration costs, further investment spend, business growth and inflation, partially offset by c.£700m of cost efficiency savings
•FY25 total structural cost actions of £285m (FY24: £273m) with Q425 structural cost actions of £90m (Q424: £110m)
•Litigation and conduct charges of £392m (FY24: £220m), included a £235m charge for motor finance redress in Q325
•Credit impairment charges increased to £2,279m (FY24: £1,982m), primarily driven by the impact of the GM portfolio acquisition, an IB single name charge and elevated US macroeconomic uncertainty. Total coverage ratio remained stable at 1.2% (December 2024: 1.2%)
•The effective tax rate (ETR) was 21.1% (FY24: 21.6%). The 2025 ETR included tax relief on payments made under Additional Tier 1
(AT1) instruments and on holdings of inflation-linked government bonds
•Attributable profit was £6,175m (FY24: £5,316m)
Please refer to the Financial review section in the Annual Report on Form 20-F for the year ended 31 December 2024 for a comparative discussion of the 2024 financial results compared to 2023.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	319

Consolidated summary balance sheet

	2025	2024	2023	2022	2021
As at 31 December	£m	£m	£m	£m	£m
Assets
Cash and balances at central banks	229,752	210,184	224,634	256,351	238,574
Cash collateral and settlement balances	130,532	119,843	108,889	112,597	92,542
Debt securities at amortised cost	68,475	68,210	56,749	45,487	31,831
Loans and advances at amortised cost to banks	8,638	8,327	9,459	10,015	9,698
Loans and advances at amortised cost to customers	352,885	337,946	333,288	343,277	319,922
Reverse repurchase agreements and other similar secured lending at amortised cost	17,622	4,734	2,594	776	3,227
Trading portfolio assets	190,061	166,453	174,605	133,813	147,035
Financial assets at fair value through the income statement	186,857	193,734	206,651	213,568	191,972
Derivative financial instruments	252,459	293,530	256,836	302,380	262,572
Financial assets at fair value through other comprehensive income	74,394	78,059	71,836	65,062	61,753
Other assets	32,490	37,182	31,946	30,373	25,159
Total assets	1,544,165	1,518,202	1,477,487	1,513,699	1,384,285
Liabilities
Deposits at amortised cost from banks	20,413	13,203	14,472	19,979	17,819
Deposits at amortised cost from customers	565,200	547,460	524,317	525,803	501,614
Cash collateral and settlement balances	117,583	106,229	94,084	96,927	79,371
Repurchase agreements and other similar secured borrowings at amortised cost	25,170	39,415	41,601	27,052	28,352
Debt securities in issue	119,033	92,402	96,825	112,881	98,867
Subordinated liabilities	12,954	11,921	10,494	11,423	12,759
Trading portfolio liabilities	57,737	56,908	58,669	72,924	54,169
Financial liabilities designated at fair value	294,108	282,224	297,539	271,637	250,960
Derivative financial instruments	240,808	279,415	250,044	289,620	256,883
Other liabilities	12,923	16,544	17,578	16,193	13,450
Total liabilities	1,465,929	1,445,721	1,405,623	1,444,439	1,314,244
Equity
Called up share capital and share premium	4,178	4,186	4,288	4,373	4,536
Other equity instruments	12,725	12,075	13,259	13,284	12,259
Other reserves	1,628	(468)	(77)	(2,192)	1,770
Retained earnings	59,253	56,028	53,734	52,827	50,487
Total equity excluding non-controlling interests	77,784	71,821	71,204	68,292	69,052
Non-controlling interests	452	660	660	968	989
Total equity	78,236	72,481	71,864	69,260	70,041
Total liabilities and equity	1,544,165	1,518,202	1,477,487	1,513,699	1,384,285

Net asset value per ordinary share	469p	414p	382p	347p	339p
Tangible net asset value per share	409p	357p	331p	295p	291p
Number of ordinary shares of Barclays PLC (in millions)	13,867	14,420	15,155	15,871	16,752

Year-end USD exchange rate	1.34	1.25	1.28	1.20	1.35
Year-end EUR exchange rate	1.15	1.21	1.15	1.13	1.19

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	320

Balance sheet commentary
2025 compared to 2024
Total assets
Total assets increased £26.0bn to £1,544.2bn.
Cash and balances at central banks increased by £19.6bn to £229.8bn primarily driven by a higher liquidity pool, funded by increased wholesale funding and deposit growth across businesses.
Loans and advances at amortised cost to banks and customers increased £15.3bn to £361.5bn driven by an increase in Barclays UK and
UKCB lending, reflecting growth in mortgages and cards lending in Retail Banking and the strategic focus to grow customer lending in
UKCB.
Reverse repurchase agreements and other similar secured lending at amortised cost increased £12.9bn to £17.6bn due to growth in secured financing balances.
Trading portfolio assets increased £23.6bn to £190.1bn driven by increased trading activity to facilitate client demand in Global Markets, partially offset by the strengthening of spot GBP against USD.
Financial assets at fair value through the income statement decreased £6.9bn to £186.9bn as underlying growth in financing balances were more than offset by increased netting opportunities and the strengthening of spot GBP against USD.
Derivative financial instrument assets decreased £41.1bn to £252.5bn primarily driven by a reduction in mark-to-market on FX derivatives and strengthening of spot GBP against USD, partially offset by an increase in equity derivatives.
Total liabilities
Total liabilities increased £20.2bn to £1,465.9bn.
Deposits  at amortised cost to banks and customers increased £25.0bn to £585.6bn driven by deposit growth in International Corporate Bank, treasury and UKCB, partially offset by the strengthening of spot GBP against USD.
Derivative financial instrument liabilities decreased £38.6bn to £240.8bn primarily driven by a reduction in mark-to-market on FX derivatives and strengthening of spot GBP against USD, partially offset by an increase in equity derivatives.
Financial liabilities designated at fair value increased £11.9bn to £294.1bn driven by increase in client activity and growth in financing balances partially offset by increased netting opportunities and the strengthening of spot GBP against USD.
Total shareholders’ equity
Total shareholders’ equity increased £6.0bn to £77.8bn.
Retained earnings increased £3.3bn to £59.3bn, mainly due to profits of £6.2bn and net movements on employee share schemes of £0.5bn offset by share repurchases of £2.2bn and dividends of £1.2bn.
Other equity instruments increased to £12.7bn, due to issuance of four AT1 instruments (£3.8bn) partially offset by three redemptions
(£3.1bn).  AT1 securities are perpetual subordinated contingent convertible securities structured to qualify as AT1 instruments under prevailing capital rules applicable as at the relevant issue date.
Other reserves increased by £2.1bn during the year, resulting in a closing balance of a £1.6bn gain. This change was mainly due to a £2.3bn gain in the cash flow hedging reserve driven by fair value gains on interest rate swaps from a decrease in GBP and USD forward curves, and transferred losses from de-designated hedges,  Additional significant movements within other reserves included a £0.8bn gain in the fair value through other comprehensive income (FVOCI) reserve, reducing the loss to £1.1bn. This was largely due to a decrease in the USD rates curve and a tightening of the Euro asset swap spread. These gains were partially offset by a £1.1bn loss in the currency translation reserve which resulted in a closing accumulated gain of £2.5bn, principally reflecting movements in USD exchange rates.
Net asset value per share increased to 469p (December 2024: 414p).
TNAV per share increased to 409p (December 2024: 357p) as EPS of 43.8p, and a 16p benefit from the cash flow hedging reserve were partially offset by an 8p reduction from dividends paid during FY25. The impact of the share buybacks executed throughout 2025 was broadly neutral to TNAV per share due to an increase in the Barclays share price.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	321

Analysis of results by business
Barclays UK

	2025	2024¹	2023
	£m	£m	£m
Income statement information
Net interest income	7,653	6,627	6,431
Net fee, commission and other income	1,055	1,647	1,156
Total income	8,708	8,274	7,587
Operating costs	(4,746)	(4,235)	(4,393)
UK regulatory levies	(85)	(78)	(30)
Litigation and conduct	(51)	(16)	8
Total operating expenses	(4,882)	(4,329)	(4,415)
Other net income	—	—	—
Profit before impairment	3,826	3,945	3,172
Credit impairment charges	(413)	(365)	(304)
Profit before tax	3,413	3,580	2,868
Attributable profit	2,443	2,465	1,962

Performance measures
Return on average allocated equity	15.5%	16.9%	14.0%
Return on average allocated tangible equity	20.7%	23.1%	19.2%
Average allocated equity	£15.8bn	£14.6bn	£14.0bn
Average allocated tangible equity	£11.8bn	£10.7bn	£10.2bn
Cost: income ratio	56%	52%	58%
Loan loss rate (bps)	18	16	14
Net interest margin	3.63%	3.29%	3.13%

Key facts
UK mortgage balances	£172.4bn	£163.1bn	£163.5bn
Mortgage gross lending flow	£34.3bn	£23.9bn	£22.7bn
Average LTV of mortgage portfolio[2]	55%	53%	54%
Average LTV of new mortgage lending[2]	70%	66%	63%
Number of branches	206	221	306
Digitally active customers[3]	13.9m	13.4m	12.7m
30 day arrears rate - total UK cards	0.8%	0.7%	0.9%
90 day arrears rate - total UK cards	0.2%	0.2%	0.2%
Number of employees (full time equivalent)	17,900	18,000	6,800

Balance sheet information
Loans and advances to customers at amortised cost	£216.5bn	£207.7bn	£202.8bn
Total assets	£299.6bn	£299.8bn	£293.1bn
Customer deposits at amortised cost	£244.6bn	£244.2bn	£241.1bn
Loan: deposit ratio	94%	92%	92%
Risk weighted assets	£85.8bn	£84.5bn	£73.5bn
Notes:
1Q424 and FY24 included the day 1 impacts from the acquisition of Tesco Bank: total income gain of £556m, credit impairment charges of £209m, and profit before tax benefit of £347m.
2Average loan to value (LTV) of mortgages is balance weighted and reflects both residential and buy-to-let (BTL) mortgage portfolios within the Home Loans portfolio.
3Excludes Tesco Bank.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	322

Analysis of results by business (continued)
Analysis of Barclays UK

	2025	2024¹	2023
	£m	£m	£m
Analysis of total income
Retail Banking	6,582	6,270	5,693
Business Banking	2,126	2,004	1,894
Total income	8,708	8,274	7,587

Analysis of credit impairment (charges)/releases
Retail Banking	(374)	(394)	(332)
Business Banking	(39)	29	28
Total credit impairment charges	(413)	(365)	(304)

Analysis of loans and advances to customers at amortised cost
Retail Banking	£198.6bn	£188.0bn	£179.8bn
Business Banking	£17.9bn	£19.7bn	£23.0bn
Total loans and advances to customers at amortised cost	£216.5bn	£207.7bn	£202.8bn

Analysis of customer deposits at amortised cost
Retail Banking	£192.7bn	£191.4bn	£185.4bn
Business Banking	£51.9bn	£52.8bn	£55.7bn
Total customer deposits at amortised cost	£244.6bn	£244.2bn	£241.1bn
2025 compared to 2024
•Profit before tax decreased 5% to £3,413m. Barclays UK delivered a RoE of 15.5% (FY24:16.9%) and  RoTE of 20.7% (FY24: 23.1%)
supported by robust income, the integration of Tesco Bank, disciplined cost management and normalising levels of impairment underpinned by strong asset quality
•Total income increased 5% to £8,708m. NII increased 15% to £7,653m, as higher structural hedge income and the impact from Tesco
Bank were partially offset by retail deposit dynamics. Net fee, commission and other income decreased 36% to £1,055m primarily driven by the non-repeat of the day 1 gain from the acquisition of Tesco Bank
•Total operating expenses increased 13% to £4,882m, driven by Tesco Bank run and integration costs, and inflation. Ongoing efficiency savings continue to be reinvested, to drive sustainable improvement to the cost: income ratio
•Credit impairment charges were £413m (FY24: £365m), underpinned by balance growth and stable credit performance. The UK cards 30 and 90 day arrears rates were 0.8% (Q424: 0.7%) and 0.2% (Q424: 0.2%) respectively. The UK cards total coverage ratio decreased to
4.3% (December 2024: 4.8%) driven by resilient customer behaviour
•Loans and advances to customers at amortised cost increased £8.8bn to £216.5bn, primarily driven by growth in mortgages and cards lending in Retail Banking, partially offset by continued repayment of government scheme lending in Business Banking
•Customer deposits at amortised cost increased by £0.4bn to £244.6bn, driven by an increase in Retail Banking deposits, partially offset by a reduction in Business Banking current accounts. The loan:deposit ratio remained broadly stable at 94% (December 2024: 92%)
•RWAs increased to £85.8bn (December 2024: £84.5bn) primarily due to growth in mortgages and cards lending in Retail Banking, partially offset by securitisations
Note:
1FY24 included the day 1 impacts from the acquisition of Tesco Bank: total income gain of £556m, credit impairment charges of £209m, and profit before tax benefit of £347m
Please refer to the Financial review section in the Annual Report on Form 20-F for the year ended 31 December 2024 for a comparative discussion of the 2024 financial results compared to 2023.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	323

Analysis of results by business (continued)
Barclays UK Corporate Bank

	2025	2024	2023
	£m	£m	£m
Income statement information
Net interest income	1,480	1,206	1,160
Net fee, commission, trading and other income	584	574	610
Total income	2,064	1,780	1,770
Operating costs	(989)	(935)	(905)
UK regulatory levies	(29)	(37)	(8)
Litigation and conduct	(39)	(1)	1
Total operating expenses	(1,057)	(973)	(912)
Other net expenses	—	—	(3)
Profit before impairment	1,007	807	855
Credit impairment (charges)/releases	(37)	(76)	27
Profit before tax	970	731	882
Attributable profit	648	490	584

Performance measures
Return on average allocated equity	18.9%	16.0%	20.5%
Return on average allocated tangible equity	18.9%	16.0%	20.5%
Average allocated equity	£3.4bn	£3.1bn	£2.9bn
Average allocated tangible equity (£bn)	£3.4bn	£3.1bn	£2.9bn
Cost: income ratio	51%	55%	52%
Loan loss rate (bps)	12	29	(10)

Key facts
Number of employees (full time equivalent)	1,900	1,900	1,800

Balance sheet information
Loans and advances to customers at amortised cost	£30.0bn	£25.4bn	£26.4bn
Deposits at amortised cost	£88.7bn	£83.1bn	£84.9bn
Risk weighted assets	£26.5bn	£23.9bn	£20.9bn

Analysis of total income	£m	£m	£m
Corporate lending	357	267	262
Transaction banking	1,707	1,513	1,508
Total income	2,064	1,780	1,770
2025 compared to 2024
•Profit before tax increased 33% to £970m. UKCB delivered a RoE of 18.9% (FY24: 16.0%), RoTE of 18.9% (FY24: 16.0%), as increased income from higher average deposit and lending balances was partially offset by continued investment and higher RWAs to support future growth ambitions
•Total income increased 16% to £2,064m, NII increased 23% to £1,480m, driven by higher average deposit and lending balances, and higher structural hedge income. Net fee, commission, trading and other income was broadly stable at £584m
•Total operating expenses increased 9% to £1,057m, including a litigation and conduct charge of £39m in Q225. Operating costs increased
6% to £989m, reflecting higher investment spend to support business growth ambitions, with ongoing efficiency savings offsetting inflationary headwinds
•Credit impairment charges were £37m (FY24: £76m), reflecting stable underlying credit performance and limited single name charges
•Loans and advances to customers at amortised cost increased to £30.0bn (December 2024: £25.4bn), reflecting the strategic focus to grow lending
•Deposits at amortised cost increased to £88.7bn (December 2024: £83.1bn), driven by an inflow of balances from new and existing clients
•RWAs increased to £26.5bn (December 2024: £23.9bn), reflecting higher client lending limits and growth in lending balances
Please refer to the Financial review section in the Annual Report on Form 20-F for the year ended 31 December 2024 for a comparative discussion of the 2024 financial results compared to 2023.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	324

Analysis of results by business (continued)
Barclays Private Bank and Wealth Management

	2025	2024	2023
	£m	£m	£m
Income statement information
Net interest income	799	767	768
Net fee, commission and other income	581	542	440
Total income	1,380	1,309	1,208
Operating costs	(994)	(911)	(795)
UK regulatory levies	(10)	(9)	(4)
Litigation and conduct	(9)	—	2
Total operating expenses	(1,013)	(920)	(797)
Other net income	—	—	—
Profit before impairment	367	389	411
Credit impairment charges	8	(6)	(4)
Profit before tax	375	383	407
Attributable profit	291	288	330

Performance measures
Return on average allocated equity	24.3%	25.7%	29.9%
Return on average allocated tangible equity	26.3%	28.1%	32.7%
Average allocated equity	£1.2bn	£1.1bn	£1.1bn
Average allocated tangible equity (£bn)	£1.1bn	£1.0bn	£1.0bn
Cost: income ratio	73%	70%	66%
Loan loss rate (bps)	(5)	4	3

Key facts
Net new assets under management[1]	£3.3bn	£3.7bn
Number of employees (full time equivalent)	2,100	1,900	2,100

Balance sheet information
Loans and advances to customers at amortised cost	£14.7bn	£14.5bn	£13.6bn
Deposits at amortised cost	£72.0bn	£69.5bn	£60.3bn
Risk weighted assets	£8.0bn	£7.9bn	£7.2bn

Invested assets[2]	£140.6bn	£124.6bn	£108.8bn
Of which
Assets under management[1]	£52.9bn	£47.7bn	£41.7bn
Assets under supervision[1]	£87.7bn	£76.9bn	£67.1bn
Client assets and liabilities[3]	£227.6bn	£208.9bn	£182.9bn
2025 compared to 2024
•Profit before tax decreased 2% to £375m with RoE of 24.3% (FY24: 25.7%) and RoTE of 26.3% (FY24: 28.1%). The business continues to see an inflow of new client balances across deposits, lending and investments reflecting strong product offering and client engagement, as well as ongoing investment to support future growth and efficiency ambitions
•Total income increased 5% to £1,380m, driven by growth in deposit, invested asset and loan balances from net new inflows and market movements
•Total operating expenses increased 10% to £1,013m, reflecting higher investment spend to support business growth ambitions, with ongoing efficiency savings offsetting inflationary headwinds
•Client assets and liabilities increased £18.7bn to £227.6bn, driven by net new inflows of invested assets, deposits and loan balances and market movements, partially offset by FX impact
•RWAs were broadly stable at £8.0bn (December 2024: £7.9bn)
Notes:
1Refer to page 373 for further information on net new assets under management, assets under management and assets under supervision.
2Invested assets (held off-balance sheet) represent assets under management and supervision. Uninvested cash held under an investment mandate and reported within deposits is excluded from invested assets.
3Client assets and liabilities refers to deposits, lending and invested assets.
Please refer to the Financial review section in the Annual Report on Form 20-F for the year ended 31 December 2024 for a comparative discussion of the 2024 financial results compared to 2023.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	325

Analysis of results by business (continued)
Barclays Investment Bank

	2025	2024	2023
	£m	£m	£m
Income statement information
Net interest income	1,334	1,031	1,393
Net trading income	7,197	6,241	6,040
Net fee, commission and other income	4,524	4,533	3,602
Total income	13,055	11,805	11,035
Operating costs	(7,927)	(7,666)	(7,619)
UK regulatory levies	(181)	(187)	(123)
Litigation and conduct	(28)	(55)	5
Total operating expenses	(8,136)	(7,908)	(7,737)
Other net income	—	—	—
Profit before impairment	4,919	3,897	3,298
Credit impairment charges	(305)	(123)	(102)
Profit before tax	4,614	3,774	3,196
Attributable profit	3,092	2,513	2,041

Performance measures
Return on average allocated equity	10.6%	8.5%	7.0%
Return on average allocated tangible equity	10.6%	8.5%	7.0%
Average allocated equity	£29.1bn	£29.7bn	£29.0bn
Average allocated tangible equity (£bn)	£29.1bn	£29.7bn	£29.0bn
Income over average risk weighted assets	6.6%	5.8%	5.5%
Cost: income ratio	62%	67%	70%
Loan loss rate (bps)	23	10	9

Key facts
Number of employees (full time equivalent)	7,200	7,100	7,100

Balance sheet information
Loans and advances to customers at amortised cost	£70.0bn	£69.7bn	£62.7bn
Loans and advances to banks at amortised cost	£7.4bn	£6.8bn	£7.3bn
Debt securities at amortised cost	£52.9bn	£47.9bn	£38.9bn
Loans and advances at amortised cost	£130.3bn	£124.4bn	£108.9bn
Trading portfolio assets	£189.5bn	£166.1bn	£174.5bn
Derivative financial instrument assets	£251.5bn	£291.6bn	£255.1bn
Financial assets at fair value through the income statement	£183.6bn	£190.4bn	£202.5bn
Cash collateral and settlement balances	£121.6bn	£111.1bn	£102.3bn

Deposits at amortised cost	£156.1bn	£140.5bn	£132.7bn
Derivative financial instrument liabilities	£240.6bn	£279.0bn	£249.7bn

Risk weighted assets	£196.7bn	£198.8bn	£197.3bn

Analysis of total income	£m	£m	£m
FICC	5,429	4,667	4,845
Equities	3,225	2,875	2,373
Global Markets	8,654	7,542	7,218
Advisory	676	661	593
Equity capital markets	278	351	219
Debt capital markets	1,510	1,492	1,148
Banking fees and underwriting	2,464	2,504	1,960
Corporate lending	247	153	213
Transaction banking	1,690	1,606	1,644
International Corporate Bank	1,937	1,759	1,857
Investment Banking	4,401	4,263	3,817
Total income	13,055	11,805	11,035

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	326

Analysis of results by business (continued)
2025 compared to 2024
•IB has a diverse income profile across businesses and geographies. The 3% appreciation of average GBP against USD adversely impacted income and profits, and positively impacted credit impairment charges and total operating expenses
•Profit before tax increased to £4,614m (FY24: £3,774m). RoE of 10.6% (FY24:8.5%) and RoTE of 10.6% (FY24: 8.5%), were driven by strong performance in Global Markets and the International Corporate Bank, whilst maintaining cost and capital discipline, driving positive operating jaws and improved RWA productivity
•Total income increased 11% to £13,055m, including adverse average FX impacts
•Global Markets income increased 15% to £8,654m across FICC and Equities
•FICC income increased 16% to £5,429m, reflecting continued support provided to clients through a range of environments, including a strong performance in Macro, Securitised products and Credit, and sustained strength in Fixed Income Financing
•Equities income increased 12% to £3,225m (up 17% excluding the prior year £125m fair value gain on Visa B shares in Q124), reflecting growth in Prime Financing due to increased client balances and Cash from strong client activity across products
•Investment Banking income increased 3% to £4,401m
◦Banking fees and underwriting income decreased 2% to £2,464m, primarily driven by a 21% decline in Equity Capital Markets fees due to a strong prior year comparator, which included a large UK rights issue in Q224, partially offset by Debt Capital Markets and Advisory
◦International Corporate Bank income increased 10% to £1,937m. Corporate lending income increased to £247m due to net gains on fair value lending and cost of hedging (c.£130m)1. Transaction banking income increased 5% to £1,690m, as higher income from growth in deposit balances was partially offset by margin compression due to change in deposits product mix
•Total operating expenses increased 3% to £8,136m, driven by inflationary headwinds, higher performance costs and expenses associated with supporting the business strategy, partially offset by efficiency savings and FX
•Credit impairment charges were £305m (FY24: £123m), primarily driven by a single name charge in Q325 and elevated US macroeconomic uncertainty booked in Q125
•Loans and advances at amortised costs increased to £130.3bn (December 2024: £124.4bn) driven by increased investment in debt securities in treasury
•Trading portfolio assets increased to £189.5bn (December 2024: £166.1bn) driven by increased trading activity to facilitate client demand in Global Markets, partially offset by the strengthening of spot GBP against USD
•Financial assets at fair value through the income statement decreased to £183.6bn (December 2024: £190.4bn) as underlying growth in financing balances were more than offset by increased netting opportunities and the strengthening of spot GBP against USD
•Derivative financial instrument assets decreased to £251.5bn (December 2024: £291.6bn) and liabilities decreased to £240.6bn (December
2024: £279.0bn) primarily driven by a reduction in mark-to-market on FX derivatives and strengthening of spot GBP against USD, partially offset by an increase in equity derivatives
•Deposits at amortised cost increased to £156.1bn (December 2024: £140.5bn) driven by growth in deposits across International Corporate
Bank and treasury, partially offset by the strengthening of spot GBP against USD
•RWAs were broadly stable at £196.7bn (December 2024: £198.8bn) mainly driven by business activity as we continued to support clients through a range of environments, offset by the strengthening of spot GBP against USD
Note:
1FY25 included c.£45m of fair value gains on lending and cost of hedging. FY24 included c.£85m of fair value losses on leverage finance lending.
Please refer to the Financial review section in the Annual Report on Form 20-F for the year ended 31 December 2024 for a comparative discussion of the 2024 financial results compared to 2023.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	327

Analysis of results by business (continued)
Barclays US Consumer Bank

	2025	2024	2023
	£m	£m	£m
Income statement information
Net interest income	2,820	2,659	2,604
Net fee, commission and other income	861	667	664
Total income	3,681	3,326	3,268
Operating costs	(1,637)	(1,612)	(1,650)
UK regulatory levies	—	—	—
Litigation and conduct	(8)	(14)	(6)
Total operating expenses	(1,645)	(1,626)	(1,656)
Other net income	—	—	—
Profit before impairment	2,036	1,700	1,612
Credit impairment charges	(1,521)	(1,293)	(1,438)
Profit before tax	515	407	174
Attributable profit	390	302	131

Performance measures
Return on average allocated equity	9.5%	8.1%	3.4%
Return on average allocated tangible equity	11.0%	9.1%	4.1%
Average allocated equity	£4.1bn	£3.7bn	£3.8bn
Average allocated tangible equity	£3.5bn	£3.3bn	£3.2bn
Cost: income ratio	45%	49%	51%
Loan loss rate (bps)	496	431	514
Net interest margin	11.14%	10.65%	10.85%

Key facts
US cards 30 day arrears rate	3.0%	3.0%	2.9%
US cards 90 day arrears rate	1.6	1.6%	1.5%
US cards customer FICO score distribution[1]
<660	13%	12%	12%
>660	87%	88%	88%
End net receivables (reported) ($bn)	36.6	33.1	32.2
Number of employees (full time equivalent)	2,300	2,300	600

Balance sheet information
Loans and advances to customers at amortised cost	£21.1bn	£20.0bn	£24.2bn
Deposits at amortised cost	£24.2bn	£23.3bn	£19.7bn
Risk weighted assets	£27.4bn	£26.8bn	£24.8bn

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	328

Analysis of results by business (continued)
2025 compared to 2024
•The 3% appreciation of average GBP against USD adversely impacted income and profits, and positively impacted credit impairment charges and total operating expenses
•Profit before tax increased to £515m (FY24: £407m). RoE of 9.5% (FY24: 8.1%) and RoTE of 11.0% (FY24: 9.1%), reflected continued
operational progress, as increased income from business growth and higher net interest margins were partially offset by higher impairment charges relating to the acquisition of the GM portfolio in August 2025 and macroeconomic uncertainty.
•Total income increased 11% to £3,681m, driven by organic business growth, the acquisition of the GM portfolio, increased purchase activity, and a c.£40m one-off benefit related to partner rewards in Q425. NII increased 6% to £2,820m with a net interest margin (NIM)
of 11.14% (FY24: 10.65%), including business growth and repricing initiatives. Net fee, commission and other income increased 29% to
£861m driven by purchases, and fee growth
•Total operating expenses increased 1% to £1,645m, driven by partner-related expenses and supporting business growth, with ongoing efficiency savings offsetting inflationary headwinds
•Credit impairment charges were £1,521m (FY24: £1,293m), driven by the impact from the acquisition of the GM portfolio and elevated
US macroeconomic uncertainty. The lower charge in prior year was influenced by the impact of credit risk management actions and methodology enhancements. US cards 30 and 90 day arrears rates1 were 3.0% (Q424: 3.0%) and 1.6% (Q424: 1.6%) respectively. The
USCB total coverage ratio decreased to 11.1% (December 2024: 11.4%) due to the acquisition of the GM portfolio
•Loans and advances to customers at amortised cost increased to £21.1bn (December 2024: £20.0bn), reflecting the acquisition of the GM portfolio and organic growth, partially offset by strengthening of spot GBP against USD
•Deposits at amortised cost increased to £24.2bn (December 2024: £23.3bn), with growth in retail savings which is in line with USCB's ambition to grow core deposits, partially offset by the strengthening of spot GBP against USD
•RWAs increased to £27.4bn (December 2024: £26.8bn), reflecting the acquisition of the GM portfolio and organic growth, partially offset by the strengthening of spot GBP against USD
Notes:
1Based on average open customer accounts.
2Including a co-branded card portfolio classified as assets held for sale.
Please refer to the Financial review section in the Annual Report on Form 20-F for the year ended 31 December 2024 for a comparative discussion of the 2024 financial results compared to 2023.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	329

Analysis of results by business (continued)
Head Office

	2025	2024	2023
	£m	£m	£m
Income statement information
Net interest income	415	646	353
Net fee, commission and other income	(163)	(352)	157
Total income	252	294	510
Operating costs	(747)	(836)	(1,352)
UK regulatory levies	(8)	(9)	(14)
Litigation and conduct	(257)	(134)	(48)
Total operating expenses	(1,012)	(979)	(1,414)
Other net income/ (expenses)	23	37	(6)
Loss before impairment	(737)	(648)	(910)
Credit impairment charges	(11)	(119)	(60)
Loss before tax	(748)	(767)	(970)
Attributable loss	(689)	(742)	(774)

Performance measures
Average allocated equity	£9.3bn	£6.5bn	£5.0bn
Average allocated tangible equity	£5.7bn	£2.9bn	£1.1bn

Key facts
Number of employees (full time equivalent)	61,600	61,800	74,000

Balance sheet information
Risk weighted assets	£12.3bn	£16.2bn	£19.0bn
2025 compared to 2024
•Loss before tax was £748m (FY24: £767m)
•Total income decreased to £252m (FY24: £294m), primarily from the impact of the disposal of the German consumer finance business in
Q125 and a fair value write-down of a legacy portfolio, partially offset by the non-recurrence of the prior year loss on sale of the performing Italian retail mortgage portfolio
•Total operating expenses increased to £1,012m (FY24: £979m), primarily driven by higher litigation and conduct charges including the
£235m charge for motor finance redress in FY25 (FY24: £90m) and the expense for the employee share grant announced at FY24 Results, partially offset by the impact of the disposal of the German consumer finance business
•Credit impairment charges decreased to £11m (FY24: £119m), driven by the disposal of the German consumer finance business and non-
repeat of the prior year loss on sale of the non-performing Italian retail mortgage portfolio
•RWAs decreased to £12.3bn (December 2024: £16.2bn), driven by the disposal of the German consumer finance business and the disposal of Barclays' joint venture interest in Entercard
Please refer to the Financial review section in the Annual Report on Form 20-F for the year ended 31 December 2024 for a comparative discussion of the 2024 financial results compared to 2023.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	330

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
They also reflect an important aspect of the way in which operating targets are defined and performance is monitored by management.
However, any non-IFRS performance measures in this document are not a substitute for IFRS measures and readers should consider the
IFRS measures as well.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	331

Non-IFRS performance measures (continued)
Margins analysis

For the year ended 31 December	2025			2024			2023
	Net interest income	Average customer assets	Net interest margin	Net interest income	Average customer assets	Net interest margin	Net interest income	Average customer assets	Net interest margin
	£m	£m	%	£m	£m	%	£m	£m	%
Barclays UK	7,653	210,925	3.63	6,627	201,152	3.29	6,431	205,667	3.13
Barclays UK Corporate Bank	1,480	26,142	5.66	1,206	22,776	5.30	1,160	23,207	5.00
Barclays Private Bank and Wealth Management	799	14,827	5.39	767	13,983	5.49	768	13,935	5.51
Barclays US Consumer Bank[1]	2,820	25,313	11.14	2,659	24,978	10.65	2,604	23,999	10.85
Group excluding IB and Head Office[1]	12,752	277,207	4.60	11,259	262,889	4.28	10,963	266,808	4.11
Barclays Investment Bank	1,334			1,031			1,393
Head Office	415			646			353
Barclays Group Net interest income	14,501			12,936			12,709
Note:
1Includes average customer assets balances classified as held for sale.
The Group excluding IB and Head Office Net interest margin increased by 32 bps from 4.28% to 4.60% in 2025, due to higher structural hedge income, partially offset by adverse product dynamics in deposits.
Structural hedge
The Group employs a structural hedge programme designed to stabilise NIM on fixed rate non-maturity balance sheet items that are behaviourally stable. As interest rates move, such balances would otherwise drive material income volatility where there is a re-pricing mismatch with floating rate assets.
The structural hedge predominantly covers non-interest-bearing current accounts and the fixed portion of instant access savings accounts as well as equity, which are invested into either floating rate customer assets or balances at central banks, creating an exposure to changes in interest rates. The structural hedge is executed via a portfolio of receive-fixed, pay variable interest rate swaps, with an amortising structure so that a small portion matures and is reinvested each month at prevailing market rates. The pay-floating leg of the interest rate swaps nets down a proportion of the receive-floating income from the customer assets, leaving a receive-fixed income stream from the structural hedge.
The purpose of the structural hedge is to smooth the Group NII through time. The floating leg of the swap will re-price immediately, whereas the fixed rate yield on the portfolio reprices gradually, as a portion of the swap portfolio matures and the roll is re-invested onto new market rates.
When interest rates are higher than our structural hedge yield, the pay-floating rate will typically be higher than our average receive-fixed rate. In this scenario, when viewed in isolation, the structural hedge will be a net drag to Group NII. When floating rates are lower than our structural hedge yield, the hedge in isolation will be a net benefit.
Since the receive-fixed swaps are booked for a specific term, an element of NII is ‘locked in’. The income stabilising feature of the structural hedge provides greater net interest income certainty through the interest rate cycle.
The structural hedge is one component of a larger portfolio of interest rate risk management activities that includes non-structural hedging
(e.g. pay-fixed and receive-variable flows for asset hedging), and other offsetting flows. The net risk of these positions is executed externally through interest rate swaps and managed for accounting risk (i.e. income volatility arising from the accounting mismatch of swaps at fair value through profit and loss and underlying hedged items at amortised cost) within the cash flow hedging reserve1.
Overall the Group has external derivatives designated as cash flow hedges that hedge interest rate risk with a notional £114.6bn (December
2024: £105.6bn) which reflects the structural hedge notional of £236.1bn (December 2024: £232.3bn) netted with non-structural hedging positions of £121.5bn (December 2024: £126.7bn). The majority of these interest rate swaps are cleared with Central Clearing Counterparties and margined daily.
Economic risk management objectives and strategies have remained consistent. The stability of the hedgeable balances through 2025 have supported the full reinvestment of maturing hedges, increasing the notional by £4bn, and an increase in the average hedge duration from c.3 to c.3.5 years, which further increase the stability of income.
Cash flow hedges on the net externalised risk position have likewise been adjusted through designation/de-designation activity throughout the year, with associated reserve amounts recycled back to the income statement over the life of the respective designations.
Gross structural hedge contributions were £5,923m (2024: £4,708m). Gross structural hedge contributions represent the absolute interest income earned on the fixed legs of the swaps in the structural hedge as the floating leg is offset by the base rate funding of the deposits.
Note:
1Structural hedging derivatives are a component of the net externalised interest rate risk. The net externalised risk position is managed within the cash flow hedging reserve. Note 14 includes details of the net externalised interest rate risk position in "Interest Rate derivatives designated as cash flow hedges”
on page 372 and cash flow hedge of interest rate risk on page 377.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	332

Non-IFRS performance measures (continued)
Returns

For the year ended 31 December 2025
Return on average tangible equity	Barclays UK	Barclays UK Corporate Bank	Barclays Private Bank and Wealth Management	Barclays Investment Bank	Barclays US Consumer Bank	Head Office	Barclays Group
	£m	£m	£m	£m	£m	£m	£m
Attributable profit/(loss)	2,443	648	291	3,092	390	(689)	6,175

Average equity	£15.8bn	£3.4bn	£1.2bn	£29.1bn	£4.1bn	£9.3bn	£62.9bn
Average goodwill and intangibles	£(4.0)bn	—	£(0.1)bn	—	£(0.6)bn	£(3.6)bn	£(8.3)bn
Average tangible equity	£11.8bn	£3.4bn	£1.1bn	£29.1bn	£3.5bn	£5.7bn	£54.6bn

Return on average tangible equity	20.7%	18.9%	26.3%	10.6%	11.0%	n/m	11.3%

Barclays Group average tangible shareholder's equity based on a CET1 ratio of 13.5% was £53.6bn

For the year ended 31 December 2024
Return on average tangible equity	Barclays UK	Barclays UK Corporate Bank	Barclays Private Bank and Wealth Management	Barclays Investment Bank	Barclays US Consumer Bank	Head Office	Barclays Group
	£m	£m	£m	£m	£m	£m	£m
Attributable profit/(loss)	2,465	490	288	2,513	302	(742)	5,316

Average equity	£14.6bn	£3.1bn	£1.1bn	£29.7bn	£3.7bn	£6.5bn	£58.7bn
Average goodwill and intangibles	£(3.9)bn	—	£(0.1)bn	—	£(0.4)bn	£(3.6)bn	£(8.0)bn
Average tangible equity	£10.7bn	£3.1bn	£1.0bn	£29.7bn	£3.3bn	£2.9bn	£50.7bn

Return on average tangible equity	23.1%	16.0%	28.1%	8.5%	9.1%	n/m	10.5%

For the year ended 31 December 2023
Return on average tangible equity	Barclays UK	Barclays UK Corporate Bank	Barclays Private Bank and Wealth Management	Barclays Investment Bank	Barclays US Consumer Bank	Head Office	Barclays Group
	£m	£m	£m	£m	£m	£m	£m
Attributable profit/(loss)	1,962	584	330	2,041	131	(774)	4,274

Average equity	£14.0bn	£2.9bn	£1.1bn	£29.0bn	£3.8bn	£5.0bn	£55.8bn
Average goodwill and intangibles	£(3.8)bn	—	£(0.1)bn	—	£(0.6)bn	£(3.9)bn	£(8.4)bn
Average tangible equity	£10.2bn	£2.9bn	£1.0bn	£29.0bn	£3.2bn	£1.1bn	£47.4bn

Return on average tangible equity	19.2%	20.5%	32.7%	7.0%	4.1%	n/m	9.0%

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	333

Non-IFRS performance measures (continued)
Reconciliation of total operating expenses to operating costs

	2025	2024	2023
	£m	£m	£m
Total operating expenses	(17,745)	(16,735)	(16,931)
UK regulatory levies	(313)	(320)	(180)
Litigation and conduct	(392)	(220)	(37)
Operating costs	(17,040)	(16,195)	(16,714)
Reconciliation of group net interest income excluding IB and Head Office

	2025	2024	2023
	£m	£m	£m
Total Barclays Group net interest income	14,501	12,936	12,709
Barclays Investment Bank	1,334	1,031	1,393
Head Office	415	646	353
Group NII excluding IB and Head Office	12,752	11,259	10,963
Tangible net asset value per share

	2025	2024	2023
	£m	£m	£m
Total equity excluding non-controlling interests	77,784	71,821	71,204
Other equity instruments	(12,725)	(12,075)	(13,259)
Shareholders' equity attributable to ordinary shareholders of the parent	65,059	59,746	57,945
Goodwill and intangibles	(8,284)	(8,275)	(7,794)
Tangible shareholders’ equity attributable to ordinary shareholders of the parent	56,775	51,471	50,151

Shares in issue[1]	13,867m	14,420m	15,155m

Net asset value per share	469p	414p	382p
Tangible net asset value per share	409p	357p	331p
Note:
1The number of shares of 13,867m as at 31 December 2025 is different from the 13,865m quoted in the 2 January 2026 announcement entitled “Total Voting Rights”
because the share buyback transaction executed on 30 December 2025 did not settle until 2 January 2026.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	334

Non-IFRS performance measures (continued)
Return on equity

	Profit/(loss) attributable to ordinary equity holders of the parent	Average equity	Return on average equity
	£m	bn	%
For the year ended 31 December 2025
Barclays UK	2,443	15.8	15.5
Barclays UK Corporate Bank	648	3.4	18.9
Barclays Private Bank and Wealth Management	291	1.2	24.3
Barclays Investment Bank	3,092	29.1	10.6
Barclays US Consumer Bank	390	4.1	9.5
Head Office	(689)	9.3	n/m
Barclays Group	6,175	62.9	9.8

For the year ended 31 December 2024
Barclays UK	2,465	14.6	16.9
Barclays UK Corporate Bank	490	3.1	16.0
Barclays Private Bank and Wealth Management	288	1.1	25.7
Barclays Investment Bank	2,513	29.7	8.5
Barclays US Consumer Bank	302	3.7	8.1
Head Office	(742)	6.5	n/m
Barclays Group	5,316	58.7	9.1

For the year ended 31 December 2023
Barclays UK	1,962	14.0	14.0
Barclays UK Corporate Bank	584	2.9	20.5
Barclays Private Bank and Wealth Management	330	1.1	29.9
Barclays Investment Bank	2,041	29.0	7.0
Barclays US Consumer Bank	131	3.8	3.4
Head Office	(774)	5.0	n/m
Barclays Group	4,274	55.8	7.6

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	335

Appendix: Loan loss rate Calculations

	For the year ended 31 December 2025
Loan loss rate	Barclays UK	Barclays UK Corporate Bank	Barclays Private Bank and Wealth Management	Barclays Investment Bank	Barclays US Consumer Bank	Head Office	Barclays Group
	£m	£m	£m	£m	£m	£m	£m
Credit impairment (charges)/ releases	(413)	(37)	8	(305)	(1,521)	(11)	(2,279)

Gross loans and advances held at amortised cost (including portfolios reclassified as held for sale)[1]	£231.9bn	£30.2bn	£15.1bn	£131.0bn	£30.6bn	£2.5bn	£441.3bn

Loan loss rate (bps)	18	12	(5)	23	496	n/m	52

	For the year ended 31 December 2024
Loan loss rate	Barclays UK	Barclays UK Corporate Bank	Barclays Private Bank and Wealth Management	Barclays Investment Bank	Barclays US Consumer Bank	Head Office	Barclays Group
	£m	£m	£m	£m	£m	£m	£m
Credit impairment charges	(365)	(76)	(6)	(123)	(1,293)	(119)	(1,982)

Gross loans and advances held at amortised cost (including portfolios reclassified as held for sale)[1]	£227.5bn	£25.8bn	£14.7bn	£124.9bn	£30.0bn	£6.7bn	£429.6bn

Loan loss rate (bps)	16	29	4	10	431	n/m	46

	For the year ended 31 December 2023
Loan loss rate	Barclays UK	Barclays UK Corporate Bank	Barclays Private Bank and Wealth Management	Barclays Investment Bank	Barclays US Consumer Bank	Head Office	Barclays Group
	£m	£m	£m	£m	£m	£m	£m
Credit impairment (charges)/ releases	(304)	27	(4)	(102)	(1,438)	(60)	(1,881)

Gross loans and advances held at amortised cost (including portfolios reclassified as held for sale)[1]	£223.3bn	£26.6bn	£13.8bn	£109.4bn	£28.0bn	£8.2bn	£409.3bn

Loan loss rate (bps)	14	(10)	3	9	514	n/m	46
Note:
1 Includes gross loans and advances to customers and banks, in addition to debt securities.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	336

Appendix: Income over RWAs Calculations
Income over RWAs

Barclays Investment Bank	Year ended 31.12.25	Year ended 31.12.24	Year ended 31.12.23
	£m	£m	£m
Income	13,055	11,805	11,035

Average RWAs	£198.6bn	£202.7bn	£199.2bn

Income over average RWAs	6.6%	5.8%	5.5%

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	337

Financial statements
Detailed analysis of our statutory accounts,
independently audited and providing in-depth
disclosure on the financial performance of the Group.

		Page	Note
Consolidated financial statements	Independent Auditor’s Report (PCAOB ID: 1118)	339
	Consolidated income statement	342
	Consolidated statement of comprehensive income	343
	Consolidated balance sheet	344
	Consolidated statement of changes in equity	345
	Consolidated cash flow statement	347
	Parent company accounts	348
Notes to the financial statements	Material accounting policies	351	1
Financial performance and returns	Segmental reporting	355	2
	Net interest income	357	3
	Net fee and commission income	358	4
	Net trading income	360	5
	Net investment income/(expense)	360	6
	Infrastructure, administrative and general expenses	360	7
	Credit impairment charges	361	8
	Tax	365	9
	Earnings per share	369	10
	Dividends on ordinary shares	369	11
Assets and liabilities held at fair value	Trading portfolio	370	12
	Financial assets at fair value through the income statement	370	13
	Derivative financial instruments	371	14
	Financial assets at fair value through other comprehensive income	378	15
	Financial liabilities designated at fair value	378	16
	Fair value of financial instruments	379	17
	Offsetting financial assets and financial liabilities	391	18
Assets at amortised cost and other investments	Property, plant and equipment	392	19
	Leases	394	20
	Goodwill and intangible assets	396	21

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	338

Financial statements (continued)

		Page	Note
Accruals, provisions, contingent liabilities and legal proceedings	Other liabilities	400	22
	Provisions	400	23
	Contingent liabilities and commitments	402	24
	Legal, competition and regulatory matters	402	25
Capital instruments, equity and reserves	Subordinated liabilities	407	26
	Ordinary shares, share premium and other equity	409	27
	Reserves	410	28
	Non-controlling interests	411	29
Employee benefits	Staff costs	412	30
	Share-based payments	413	31
	Pensions and post-retirement benefits	415	32
Scope of consolidation	Principal subsidiaries	421	33
	Structured entities	422	34
	Investments in associates and joint ventures	425	35
	Securitisations	426	36
	Assets pledged, collateral received and assets transferred	428	37
Other disclosure matters	Related party transactions and Directors’ remuneration	430	38
	Auditor’s remuneration	432	39
	Assets and liabilities included in disposal group classified as held for sale	432	40
	Barclays PLC (the Parent company)	433	41
	Related undertakings	434	42

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	339

Independent Auditor's Report
Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors Barclays PLC:
Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting
We have audited the accompanying consolidated balance sheets of Barclays PLC and subsidiaries (the Company) as of December 31, 2025 and 2024, the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity, and consolidated cash flow statements for each of the years in the three-year period ended December 31, 2025, and the related notes and specific disclosures described in Note 1 of the consolidated financial statements as being part of the consolidated financial statements (collectively, the consolidated financial statements). We also have audited the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of
Sponsoring Organizations of the Treadway Commission.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the
Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2025, in conformity with International Financial Reporting Standards, as issued by the International Accounting
Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025 based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of
Sponsoring Organizations of the Treadway Commission.
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
critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	340

Independent Auditor's Report (continued)
Impairment allowance for loans and advances at amortized cost, including off-balance sheet elements of the allowance
As discussed in note 8 to the consolidated financial statements, and in the Credit risk management (audited) disclosures on pages 178 to 227, the Company’s impairment allowance for loans and advances, including off-balance sheet elements at amortised cost was £5.7bn as at
December 31, 2025.
We identified the assessment of impairment allowance for loans and advances at amortised cost, including off balance sheet elements as a critical audit matter. A high degree of audit effort, including specialised skills and knowledge was required because it involved significant measurement uncertainty. Complex and subjective auditor judgement was required to assess the following:
•Model estimations – Complex and subjective auditor judgement was applied in assessing the Company’s modelled estimations of
Expected Credit Losses (“ECL”) due to the inherently judgemental nature of the underlying modelling techniques and assumptions, including the use of either the IFRS 9 Probability of Default (“PD”) models, the Loss Given Default (“LGD”) models and the Exposure at
Default (“EAD”) models or an appropriate proxy. Certain IFRS 9 models and assumptions are the key drivers of complexity and uncertainty, and minor changes to these could have a significant effect on the Company’s calculation of the ECL estimate.
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
•We evaluated the design and tested the operating effectiveness of certain internal controls over the Company’s process for estimating the impairment allowance for loans and advances at amortised cost, including off-balance sheet elements. This included controls relating to
(1) model validation, implementation and monitoring, (2) the authorisation and calculation of qualitative adjustments and management overlays, (3) the selection and implementation of economic variables and the controls over the economic scenario selection and probabilities, and (4) credit reviews that determine customer risk ratings used in the models for a population of wholesale customers.
•We involved credit risk modelling professionals with specialised skills and knowledge, who assisted in the following:
•Evaluating the Company’s impairment methodologies for compliance with IFRS 9;
•Inspecting model code for the calculation of certain components of the ECL model to assess its consistency with the Company’s modelling methodology;
•Evaluating model changes (including the updated model code) for a selection of models which were changed or updated during the year as to whether they were appropriate by assessing the updated model methodology against the applicable accounting standard;
•Reperforming the calculation of certain adjustments to assess consistency with the qualitative adjustment methodologies;
•Evaluating the model output for a selection of models by inspecting the corresponding model functionality and independently implementing the model by rebuilding the model code and comparing our independent output with management’s output;
•Assessing the appropriateness of certain assumptions by inspecting and evaluating management’s documented methodology for how the assumption is determined; and
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
Valuation of certain level 3 and level 2 financial instruments recorded at fair value
As discussed in Note 17 to the Company’s consolidated financial statements, the balances of financial assets and liabilities recorded at fair value as at December 31, 2025 were £704bn and £593bn, respectively. This includes Level 3 assets (£24bn) and liabilities (£8bn)
respectively. The Company has Level 2 financial assets at fair value of £512bn and financial liabilities at fair value of £540bn . The
Company is required to apply valuation techniques which often involve the exercise of significant judgement and the use of assumptions and valuation models over Level 3 and certain Level 2 financial assets and liabilities.
We identified the valuation of level 3 and certain level 2 financial instruments recorded at fair value as a critical audit matter. This is because there was significant measurement uncertainty associated with the fair value estimates of these instruments and subjective auditor judgement, including specialised skills and knowledge, was required to evaluate pricing data inputs, valuation models and fair value adjustments
("FVA"), including portfolio-level FVAs related to credit, collateralisation and funding (commonly referred to as "XVAs").

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	341

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
•We involved valuation professionals with specialised skills and knowledge, who assisted in the following:
•Independently re-pricing a selection of fair value financial instruments and challenging management on the valuations where they were outside our tolerance; and
•Challenging the appropriateness of significant models and methodologies used in calculating fair values, risk exposures and in calculating FVAs and XVAs, including comparison to industry practice.
•We inspected trading revenue arising on level 3 positions to assess whether material gains or losses generated were in line with the accounting standards.
UK Pension Scheme – Defined Benefit Obligation (DBO) assumptions
As discussed in Note 32 to the consolidated financial statements, the total fair value of the Company’s defined benefit obligation as of
December 31, 2025 was £19.3bn, of which £18.4bn was related to the UK Retirement Fund (UKRF). The determination of the Company’s defined benefit pension obligation with respect to these plans is dependent on certain actuarial assumptions, including the discount rate, inflation rate (or retail price index) and mortality assumptions.
We identified the valuation of the defined benefit obligation in respect of UKRF as a critical audit matter. Subjective and complex auditor judgement, including specialized skills and knowledge, was required in evaluating the discount rates, retail price index ('RPI') and mortality assumptions used, as small changes would have a significant impact on the measurement of the defined benefit obligation.
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
/s/ KPMG LLP
We have served as the Company’s auditor since 2017.
London, United Kingdom
February 9, 2026

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	342

Consolidated financial statements
Consolidated income statement

		2025	2024	2023
For the year ended 31 December	Notes	£m	£m	£m
Interest and similar income	3	36,189	38,326	35,075
Interest and similar expense	3	(21,688)	(25,390)	(22,366)
Net interest income		14,501	12,936	12,709
Fee and commission income	4	11,282	10,847	10,121
Fee and commission expense	4	(3,784)	(3,600)	(3,592)
Net fee and commission income		7,498	7,247	6,529
Net trading income	5	7,042	5,768	5,945
Net investment income	6	10	216	61
Gain on acquisition		—	556	—
Other income		89	65	134
Total income		29,140	26,788	25,378
Staff costs	30	(10,607)	(9,876)	(10,017)
Infrastructure costs	7	(3,704)	(3,549)	(4,095)
Administration and general expenses	7	(2,729)	(2,770)	(2,602)
UK regulatory levies		(313)	(320)	(180)
Litigation and conduct		(392)	(220)	(37)
Operating expenses		(17,745)	(16,735)	(16,931)
Share of post-tax results of associates and joint ventures		66	37	(9)
Loss on disposal of subsidiaries, associates and joint ventures		(43)	—	—
Profit before impairment		11,418	10,090	8,438
Credit impairment charges	8	(2,279)	(1,982)	(1,881)
Profit before tax		9,139	8,108	6,557
Taxation	9	(1,926)	(1,752)	(1,234)
Profit after tax		7,213	6,356	5,323

Attributable to:
Equity holders of the parent		6,175	5,316	4,274
Other equity instrument holders		997	991	985
Total equity holders of the parent		7,172	6,307	5,259
Non-controlling interests	29	41	49	64
Profit after tax		7,213	6,356	5,323

Earnings per share		p	p	p
Basic earnings per ordinary share	10	43.8	36.0	27.7
Diluted earnings per share	10	42.3	34.8	26.9

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	343

Consolidated financial statements (continued)
Consolidated statement of comprehensive income

	2025	2024	2023
For the year ended 31 December	£m	£m	£m
Profit after tax	7,213	6,356	5,323

Other comprehensive income/(loss) that may be recycled to profit or loss:
Currency translation reserve
Currency translation differences[1]	(1,131)	(59)	(1,110)
Tax	(1)	13	9
Fair value through other comprehensive income reserve movements relating to debt securities
Net gains/(losses) from changes in fair value	1,024	(863)	1,486
Net losses/(gains) transferred to net profit on disposal	191	(164)	(26)
Net (gain)/losses relating to (releases of) impairment	(3)	1	(1)
Net (losses)/gains due to fair value hedging	(142)	325	(1,184)
Tax	(297)	194	(78)
Cash flow hedging reserve
Net gains/(losses) from changes in fair value	3,675	(784)	4,447
Net (gains)/losses transferred to net profit	(522)	1,842	423
Tax	(889)	(281)	(1,342)
Other comprehensive income that may be recycled to profit or loss	1,905	224	2,624

Other comprehensive income/(loss) not recycled to profit or loss:
Retirement benefit remeasurements	(10)	(427)	(1,193)
Fair value through other comprehensive income reserve movements relating to equity instruments	—	—	(3)
Own credit	89	(1,130)	(983)
Tax	(30)	432	611
Other comprehensive income/(loss) not recycled to profit or loss	49	(1,125)	(1,568)

Other comprehensive income/(loss) for the year	1,954	(901)	1,056

Total comprehensive income for the year	9,167	5,455	6,379

Attributable to:
Equity holders of the parent	9,126	5,406	6,315
Non-controlling interests	41	49	64
Total comprehensive income for the year	9,167	5,455	6,379
Note:
1Includes £44m loss (2024: £1m loss ; 2023: £0m gain ) on recycling of currency translation differences to net profit.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	344

Consolidated financial statements (continued)
Consolidated balance sheet

		2025	2024
As at 31 December	Notes	£m	£m
Assets
Cash and balances at central banks		229,752	210,184
Cash collateral and settlement balances		130,532	119,843
Debt securities at amortised cost		68,475	68,210
Loans and advances at amortised cost to banks		8,638	8,327
Loans and advances at amortised cost to customers		352,885	337,946
Reverse repurchase agreements and other similar secured lending at amortised cost		17,622	4,734
Trading portfolio assets	12	190,061	166,453
Financial assets at fair value through the income statement	13	186,857	193,734
Derivative financial instruments	14	252,459	293,530
Financial assets at fair value through other comprehensive income	15	74,394	78,059
Investments in associates and joint ventures	35	739	891
Goodwill and intangible assets	21	8,284	8,275
Property, plant and equipment	19	3,720	3,604
Current tax assets		276	155
Deferred tax assets	9	4,992	6,321
Retirement benefit assets	32	3,308	3,263
Assets included in disposal group classified as held for sale	40	5,932	9,854
Other assets		5,239	4,819
Total assets		1,544,165	1,518,202
Liabilities
Deposits at amortised cost from banks		20,413	13,203
Deposits at amortised cost from customers		565,200	547,460
Cash collateral and settlement balances		117,583	106,229
Repurchase agreements and other similar secured borrowing at amortised cost		25,170	39,415
Debt securities in issue		119,033	92,402
Subordinated liabilities	26	12,954	11,921
Trading portfolio liabilities	12	57,737	56,908
Financial liabilities designated at fair value	16	294,108	282,224
Derivative financial instruments	14	240,808	279,415
Current tax liabilities		868	566
Deferred tax liabilities	9	13	18
Retirement benefit liabilities	32	265	240
Provisions	23	1,664	1,383
Liabilities included in disposal group classified as held for sale	40	—	3,726
Other liabilities	22	10,113	10,611
Total liabilities		1,465,929	1,445,721
Equity
Called up share capital and share premium	27	4,178	4,186
Other equity instruments	27	12,725	12,075
Other reserves	28	1,628	(468)
Retained earnings		59,253	56,028
Total equity excluding non-controlling interests		77,784	71,821
Non-controlling interests	29	452	660
Total equity		78,236	72,481
Total liabilities and equity		1,544,165	1,518,202
The Board of Directors approved the financial statements on pages 342 to 437 on 9 February 2026.
Nigel Higgins
Group Chairman
C.S. Venkatakrishnan
Group Chief Executive
Anna Cross
Group Finance Director

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	345

Consolidated financial statements (continued)
Consolidated statement of changes in equity

	Called up share capital and share premium[1]	Other equity instruments[1]	Other reserves[2]	Retained earnings	Total equity excluding non- controlling interests	Non-controlling interests	Total equity
	£m	£m	£m	£m	£m	£m	£m
Balance as at 1 January 2025	4,186	12,075	(468)	56,028	71,821	660	72,481
Profit after tax	—	997	—	6,175	7,172	41	7,213
Currency translation movements	—	—	(1,132)	—	(1,132)	—	(1,132)
Fair value through other comprehensive income reserve	—	—	773	—	773	—	773
Cash flow hedges	—	—	2,264	—	2,264	—	2,264
Retirement benefit remeasurements	—	—	—	(14)	(14)	—	(14)
Own credit reserve	—	—	63	—	63	—	63
Total comprehensive income for the year	—	997	1,968	6,161	9,126	41	9,167
Employee share schemes and hedging thereof	150	—	—	1,127	1,277	—	1,277
Issue and redemption of other equity instruments	—	651	—	(4)	647	—	647
Other equity instruments coupons paid	—	(997)	—	—	(997)	—	(997)
Redemption of preference shares	—	—	—	(59)	(59)	(211)	(270)
Movement in treasury shares[3]	—	—	(379)	71	(308)	—	(308)
Vesting of shares under employee share schemes	—	—	343	(625)	(282)	—	(282)
Dividends paid	—	—	—	(1,213)	(1,213)	(41)	(1,254)
Repurchase of shares	(158)	—	158	(2,241)	(2,241)	—	(2,241)
Other reserve movements	—	(1)	6	8	13	3	16
Balance as at 31 December 2025	4,178	12,725	1,628	59,253	77,784	452	78,236

Balance as at 1 January 2024	4,288	13,259	(77)	53,734	71,204	660	71,864
Profit after tax	—	991	—	5,316	6,307	49	6,356
Currency translation movements	—	—	(46)	—	(46)	—	(46)
Fair value through other comprehensive income reserve	—	—	(507)	—	(507)	—	(507)
Cash flow hedges	—	—	777	—	777	—	777
Retirement benefit remeasurements	—	—	—	(303)	(303)	—	(303)
Own credit reserve	—	—	(822)	—	(822)	—	(822)
Total comprehensive income for the year	—	991	(598)	5,013	5,406	49	5,455
Employee share schemes and hedging thereof	103	—	—	874	977	—	977
Issue and redemption of other equity instruments	—	(1,155)	—	(96)	(1,251)	—	(1,251)
Other equity instruments coupons paid	—	(991)	—	—	(991)	—	(991)
Movement in treasury shares	—	—	(269)	—	(269)	—	(269)
Vesting of shares under employee share schemes	—	—	268	(508)	(240)	—	(240)
Dividends paid	—	—	—	(1,221)	(1,221)	(49)	(1,270)
Repurchase of shares	(205)	—	205	(1,760)	(1,760)	—	(1,760)
Other reserve movements	—	(29)	3	(8)	(34)	—	(34)
Balance as at 31 December 2024	4,186	12,075	(468)	56,028	71,821	660	72,481
Notes:
1For further details refer to Note 27.
2For further details refer to Note 28.
3The movement in treasury shares of £71m reflects the difference between the release price and the purchase price of the treasury shares transferred to retained earnings.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	346

Consolidated financial statements (continued)

	Called up share capital and share premium	Other equity instruments	Other reserves	Retained earnings	Total equity excluding non- controlling interests	Non-controlling interests	Total equity
	£m	£m	£m	£m	£m	£m	£m
Balance as at 1 January 2023	4,373	13,284	(2,192)	52,827	68,292	968	69,260
Profit after tax	—	985	—	4,274	5,259	64	5,323
Currency translation movements	—	—	(1,101)	—	(1,101)	—	(1,101)
Fair value through other comprehensive income reserve	—	—	194	—	194	—	194
Cash flow hedges	—	—	3,528	—	3,528	—	3,528
Retirement benefit remeasurements	—	—	—	(855)	(855)	—	(855)
Own credit reserve	—	—	(710)	—	(710)	—	(710)
Total comprehensive income for the year	—	985	1,911	3,419	6,315	64	6,379
Employee share schemes and hedging thereof	124	—	—	497	621	—	621
Issue and exchange of other equity instruments	—	(30)	—	(38)	(68)	(312)	(380)
Other equity instruments coupons paid	—	(985)	—	—	(985)	—	(985)
Movement in treasury shares	—	—	(285)	—	(285)	—	(285)
Vesting of shares under employee share schemes	—	—	277	(506)	(229)	—	(229)
Dividends paid	—	—	—	(1,210)	(1,210)	(64)	(1,274)
Repurchase of shares	(209)	—	209	(1,257)	(1,257)	—	(1,257)
Other reserve movements	—	5	3	2	10	4	14
Balance as at 31 December 2023	4,288	13,259	(77)	53,734	71,204	660	71,864

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	347

Consolidated financial statements (continued)
Consolidated cash flow statement

		2025	2024	2023
For the year ended 31 December	Notes	£m	£m	£m
Reconciliation of profit before tax to net cash flows from operating activities:
Profit before tax		9,139	8,108	6,557
Adjustment for non-cash items:
Credit impairment charges		2,279	1,982	1,881
Depreciation, amortisation and impairment of property, plant, equipment and intangibles		1,776	1,734	2,147
Other provisions, including pensions		760	500	482
Net loss on disposal of investments and property, plant and equipment		52	20	11
Other non-cash movements, including exchange rate movements		6,187	2,384	10,729
Changes in operating assets and liabilities
Net decrease in cash collateral and settlement balances		1,390	2,391	1,165
Net (increase)/decrease in loans and advances at amortised cost		(17,403)	284	10,947
Net increase in reverse repurchase agreements and other similar secured lending		(12,888)	(2,140)	(1,818)
Net increase/(decrease) in deposits at amortised cost		24,950	14,952	(6,958)
Net increase/(decrease) in debt securities in issue		20,925	(9,978)	(19,640)
Net (decrease)/increase in repurchase agreements and other similar secured borrowing		(14,245)	(2,186)	14,549
Net decrease/(increase) in derivative financial instruments		2,464	(7,303)	5,968
Net (increase)/decrease in trading portfolio assets		(23,608)	8,152	(40,792)
Net increase/(decrease) in trading portfolio liabilities		829	(1,761)	(14,255)
Net increase/(decrease) in financial assets and liabilities at fair value through the income statement		18,761	(2,408)	32,819
Net increase in other assets		(158)	(4,040)	(1,521)
Net increase/(decrease) in other liabilities		(1,078)	(2,295)	(2,362)
Corporate income tax paid		(1,393)	(1,283)	(836)
Net cash from operating activities		18,739	7,113	(927)
Purchase of debt securities at amortised cost		(19,215)	(28,945)	(19,977)
Proceeds from redemption or sale of debt securities at amortised cost		17,889	17,505	7,332
Purchase of financial assets at fair value through other comprehensive income		(50,511)	(80,980)	(66,415)
Proceeds from sale or redemption of financial assets at fair value through other comprehensive income		55,057	73,819	59,756
Purchase of property, plant and equipment and investment in intangibles		(1,859)	(1,574)	(1,718)
Disposal/(Acquisition) of business		—	(460)	(2,415)
Other cash flows associated with investing activities[2]		234	2,749	23
Net cash from investing activities		1,595	(17,886)	(23,414)
Dividends paid and other coupon payments on equity instruments		(2,251)	(2,261)	(2,259)
Issuance of subordinated liabilities	26	1,772	1,870	1,523
Redemption of subordinated liabilities	26	(727)	(476)	(2,239)
Issue of shares and other equity instruments		3,869	1,684	3,251
Repurchase of shares and other equity instruments		(5,644)	(4,525)	(4,750)
Issuance of debt securities[1]		11,326	12,144	9,836
Redemption of debt securities[1]		(5,459)	(7,143)	(6,252)
Capital contribution		(40)	—	—
Net purchase of treasury shares		(590)	(509)	(499)
Net cash from financing activities		2,256	784	(1,389)
Effect of exchange rates on cash and cash equivalents		(1,738)	(2,407)	(5,053)
Net increase/(decrease) in cash and cash equivalents		20,852	(12,396)	(30,783)
Cash and cash equivalents at beginning of year		235,611	248,007	278,790
Cash and cash equivalents at end of year		256,463	235,611	248,007
Cash and cash equivalents comprise:
Cash and balances at central banks		229,752	210,184	224,634
Loans and advances to banks with original maturity of three months or less		7,354	7,230	6,639
Cash collateral balances with central banks with original maturity of three months or less		17,375	16,650	15,450
Treasury and other eligible bills with original maturity of three months or less		1,982	1,547	1,284
Cash and cash equivalents at end of year		256,463	235,611	248,007
Notes:
1Issuance of debt securities and redemption of debt securities included in financing activities relate to instruments that qualify as eligible liabilities and satisfy regulatory requirements for MREL instruments that came into effect during 2019.  Refer to Note 1, paragraph 4(v), for further details.
2This primarily relates to the net proceeds from sale of Entercard for 2025 and Italian retail mortgage portfolio for 2024.
Interest received was £35,835m (2024: £38,212m; 2023: £35,089m) and interest paid was £21,517m (2024: £25,287m; 2023: £20,303m).
Dividends received were £0m (2024: £3m; 2023: £0m).
The Group is required to maintain balances with central banks and other regulatory authorities. These amounted to £3,007m (2024: £2,945m;
2023: £3,758m) and are included within the cash and cash equivalents. For the purposes of the cash flow statement, cash comprises cash on hand and demand deposits and cash equivalents comprise highly liquid investments that are convertible into cash with an insignificant risk of changes in value with original maturities of three months or less. Repurchase and reverse repurchase agreements are not considered to be part of cash equivalents.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	348

Parent company accounts

Income statement and other comprehensive income
		2025	2024	2023
For the year ended 31 December	Notes	£m	£m	£m
Dividend received from subsidiaries	41	4,185	3,087	2,818
Net interest expense		(28)	(15)	(11)
Other income/(expense)	41	714	1,183	1,174
Operating expenses		(321)	(264)	(296)
Profit before tax		4,550	3,991	3,685
Taxation		90	91	81
Profit after tax		4,640	4,082	3,766
Other comprehensive income		—	—	—
Total comprehensive income		4,640	4,082	3,766
Profit after tax attributable to:
Ordinary equity holders		3,643	3,092	2,781
Other equity instrument holders		997	990	985
Profit after tax		4,640	4,082	3,766
Total comprehensive income attributable to:
Ordinary equity holders		3,643	3,092	2,781
Other equity instrument holders		997	990	985
Total comprehensive income		4,640	4,082	3,766
For the year ended 31 December 2025, profit after tax was £4,640m (2024: £4,082m, 2023: £3,766m) and total comprehensive income was
£4,640m (2024: £4,082m, 2023: £3,766m). The Company has 64 members of staff (2024: 58, 2023: 61).

Balance sheet
		2025	2024
As at 31 December	Notes	£m	£m
Assets
Investment in subsidiaries	41	63,907	63,315
Loans and advances to subsidiaries	41	15,730	18,407
Financial assets at fair value through the income statement	41	50,921	44,435
Derivative financial instruments		69	31
Other assets		468	441
Total assets		131,095	126,629
Liabilities
Deposits at amortised cost		543	542
Gross cash collateral and settlements liabilities	41	9	—
Debt securities in issue	41	14,476	16,337
Subordinated liabilities	41	8,644	9,706
Financial liabilities designated at fair value	41	48,800	42,324
Derivative financial instruments	41	535	654
Other liabilities		99	80
Total liabilities		73,106	69,643
Equity
Called up share capital and share premium	41	4,178	4,186
Other equity instruments	41	12,673	12,033
Other reserves		1,360	1,202
Retained earnings		39,778	39,565
Total equity		57,989	56,986
Total liabilities and equity		131,095	126,629
The financial statements on pages 348 to 350 and the accompanying note on page 433 were approved by the Board of Directors on 9
February 2026 and signed on its behalf by:
Nigel Higgins
Group Chairman
C.S.Venkatakrishnan
Group Chief Executive
Anna Cross
Group Finance Director

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	349

Parent company accounts (continued)

Statement of changes in equity
	Called up share capital and share premium	Other equity instruments	Other reserves	Retained earnings	Total equity
	£m	£m	£m	£m	£m
Balance as at 1 January 2025	4,186	12,033	1,202	39,565	56,986
Profit after tax and other comprehensive income	—	997	—	3,643	4,640
Issue of shares under employee share schemes	151	—	—	38	189
Issue and exchange of other equity instruments	—	641	—	—	641
Vesting of shares under employee share schemes	—	—	—	(21)	(21)
Dividends paid	—	—	—	(1,213)	(1,213)
Other equity instruments coupons paid	—	(997)	—	—	(997)
Repurchase of shares	(158)	—	158	(2,241)	(2,241)
Other reserve movements	(1)	(1)	—	7	5
Balance as at 31 December 2025	4,178	12,673	1,360	39,778	57,989

Balance as at 1 January 2024	4,288	13,198	997	39,545	58,028
Profit after tax and other comprehensive income	—	990	—	3,092	4,082
Issue of shares under employee share schemes	103	—	—	22	125
Issue and exchange of other equity instruments	—	(1,165)	—	(93)	(1,258)
Vesting of shares under employee share schemes	—	—	—	(24)	(24)
Dividends paid	—	—	—	(1,221)	(1,221)
Other equity instruments coupons paid	—	(990)	—	—	(990)
Repurchase of shares	(205)	—	205	(1,760)	(1,760)
Other reserve movements	—	—	—	4	4
Balance as at 31 December 2024	4,186	12,033	1,202	39,565	56,986

Statement of changes in equity
		Called up share capital and share premium	Other equity instruments	Other reserves	Retained earnings	Total equity
	Notes	£m	£m	£m	£m	£m
Balance as at 1 January 2023		4,373	13,250	788	39,256	57,667
Profit after tax and other comprehensive income		—	985	—	2,781	3,766
Issue of shares under employee share schemes		124	—	—	22	146
Issue and exchange of other equity instruments		—	(52)	—	(25)	(77)
Vesting of shares under employee share schemes		—	—	—	(22)	(22)
Dividends paid		—	—	—	(1,210)	(1,210)
Other equity instruments coupons paid		—	(985)	—	—	(985)
Repurchase of shares		(209)	—	209	(1,257)	(1,257)
Balance as at 31 December 2023		4,288	13,198	997	39,545	58,028

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	350

Parent company accounts (continued)

Cash flow statement
	2025	2024	2023
For the year ended 31 December	£m	£m	£m
Reconciliation of profit before tax to net cash flows from operating activities:
Profit before tax	4,550	3,991	3,685
Adjustment for non-cash items:
Other non-cash items	285	107	(627)
Changes in operating assets and liabilities	(50)	(85)	17
Net cash generated from operating activities	4,785	4,013	3,075
Net increase in loans and advances to subsidiaries of the parent[1]	(4,874)	(8,008)	(2,587)
Capital contribution to and investment in subsidiary	(676)	1,214	83
Net cash used in investing activities	(5,550)	(6,794)	(2,504)
Issue of shares and other equity instruments	3,856	1,660	3,251
Redemption of other equity instruments	(3,146)	(2,765)	(3,181)
Issuance of debt securities[2,3]	12,371	13,420	9,836
Redemption of debt securities[2,3]	(7,001)	(5,415)	(6,251)
Issuance of subordinated liabilities[3]	—	—	1,180
Redemption of subordinated liabilities[3]	(615)	(339)	(1,944)
Repurchase of shares	(2,241)	(1,760)	(1,257)
Dividends paid	(1,213)	(1,221)	(1,210)
Coupons paid on other equity instruments	(997)	(991)	(985)
Net cash generated from/(used in) financing activities	1,014	2,589	(561)
Net (decrease)/increase in cash equivalents	249	(192)	10
Cash equivalents at beginning of year	294	486	476
Cash equivalents at end of year[4]	543	294	486
Notes:
1Includes financial assets at fair value through the income statement.
2Includes financial liabilities designated at fair value.
3In 2024, ‘net increase in debt securities in issue’ were presented as a net inflow of £8,005m (2023:£3,585m) and ‘proceeds of borrowings and issuance of subordinated liabilities’ as a net outflow of £339m (2023: £1,944m). In 2025 these transactions are presented on a gross basis.
4Cash equivalents comprise loans and advances to banks with original maturity of three months or less, contained within loans and advances to subsidiaries.
The Parent company’s principal activity is to hold the investment in its wholly-owned subsidiaries, Barclays Bank PLC, Barclays Bank UK
PLC, Barclays Execution Services Limited and Barclays Principal Investments Limited. Dividends received are treated as operating income.
Interest received was £3,182m  (2024: £2,828m; 2023: £2,360m) and interest paid was £3,210m  (2024: £2,888m; 2023: £2,355m).
Dividends received were £4,185m (2024: £3,087m; 2023: £2,818m).

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	351

Notes to the financial statements

For the year ended 31 December 2025

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
The consolidated financial statements of the Group, and the separate financial statements of Barclays PLC, have also been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB),
including interpretations issued by the IFRS Interpretations Committee, as there are no applicable differences between UK-adopted international accounting standards and IFRS as issued by the IASB for the periods presented.
The principal accounting policies applied in the preparation of the consolidated and separate financial statements are set out below, and in the relevant notes to the financial statements. These policies have been consistently applied.
3. Basis of preparation
The consolidated and separate financial statements have been prepared under the historical cost convention modified to the extent required or permitted under IFRS as set out in the relevant accounting policies. These financial statements are stated in millions of Pounds
Sterling (£m), the functional currency of Barclays PLC.
The Group has adopted the UK Finance Code for Financial Reporting Disclosure and the financial statements have been prepared in compliance with these principles. The financial statements are prepared on a going concern basis, as the Board is satisfied that the Group and the parent company have the resources to continue in business for a period of at least 12 months from approval of the financial statements.
In making this assessment, the Board has considered a wide range of information relating to present and future conditions and includes a review of a working capital report (WCR). The WCR is used by the Board to assess the future performance of the Group and that it has the resources in place that are required to meet its ongoing regulatory requirements. The assessment is based upon business plans that contain future projections of profitability taken from the Group’s medium-term plan, as well as projections of regulatory capital requirements and business funding needs. The WCR also includes an assessment of the impact of internally- generated stress testing scenarios on the liquidity and capital requirement forecasts. The stress tests used were based upon an assessment of reasonably possible downside economic scenarios that the Group could experience.
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
1)power over the relevant activities of the investee, for example, through voting or other rights
2)exposure to, or rights to, variable returns from its involvement with the investee, and
3)the ability to affect those returns through its power over the investee.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	352

Notes to the financial statements (continued)

For the year ended 31 December 2025
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
The Group recognises financial assets and liabilities when it becomes a party to the terms of the contract. Trade date or settlement date accounting is applied, depending on the classification of the financial asset.
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
The contractual cash flow characteristics of financial assets are assessed with reference to whether the cash flows represent SPPI. Terms that could change the contractual cash flows, so that it would not meet the condition for SPPI are considered, including: (i) contingent and leverage features, (ii) non-recourse arrangements, (iii) features that could modify the time value of money, and (iv) Social, Environmental and Sustainability-linked features. Terms with de minimis impact do not preclude cash flows from representing SPPI.
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
It is often necessary to perform a quantitative analysis that compares the Group's exposure to variability in asset cash flows before the transfer with its retained exposure after the transfer. A cash flow analysis of this nature may require judgement. In particular, it is necessary to estimate the asset’s expected future cash flows, as well as potential variability around this expectation. The method of estimating expected future cash flows depends on the nature of the asset, with market and market-implied data used to the greatest extent possible. The potential variability around this expectation is typically determined by stressing underlying parameters to create reasonable alternative upside and downside scenarios. Probabilities are then assigned to each scenario. Stressed parameters may include default rates, loss severity or prepayment rates.
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

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	353

Notes to the financial statements (continued)

For the year ended 31 December 2025
Accounting for reverse repurchase and repurchase agreements including other similar lending and borrowing
Reverse repurchase agreements (and stock borrowing or similar transactions) are a form of secured lending whereby the Group provides a loan or cash collateral in exchange for the transfer of collateral, generally in the form of marketable securities subject to an agreement to transfer the securities back at a fixed price in the future. Repurchase agreements are where the Group obtains such loans or cash collateral in exchange for the transfer of collateral.
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
5. New and amended standards and interpretations
Future accounting developments
The following accounting standards have been issued by the IASB, but are not yet effective:
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
The amendments are effective from 1 January 2026. The adoption of the derecognition amendments is expected to result in a change of policy for derecognising certain types of financial liabilities. As a result of these amendments, it is expected that the impacted liabilities will be reclassified from cash collateral and settlement balances to trading portfolio liabilities. No other material impacts are anticipated from the adoption of these derecognition amendments or from the other changes introduced to IFRS 9. The quantitative impact of IFRS 9 and IFRS 7 amendments will continue to be assessed in 2026.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	354

Notes to the financial statements (continued)

For the year ended 31 December 2025
IFRS 18 Presentation and Disclosure in Financial Statements
In April 2024, the IASB issued IFRS 18 Presentation and Disclosure in Financial Statements, which replaces IAS 1. IFRS 18 introduces new requirements for presentation within the statement of profit or loss, including specified totals and subtotals, it requires entities to classify all income and expenses into five categories: operating, investing, financing, income tax and discontinued operations, and introduces defined subtotals, including operating profit.
IFRS 18 requires entities to assess whether they have a IFRS 18 defined specified main business activity. For those entities with a specified main business activity, certain income and expenses will be recorded in the operating category, which may have been recorded in another category if the entity did not have a specified main business activity.
The standard introduces new aggregation and disaggregation principles for financial information and narrow scope amendments to IAS 7
Statement of Cash Flows by using operating profit as the starting point for the indirect method and removing optionality in the classification of interest and dividends. The standard requires disclosure of management-defined performance measures (MPMs).
The Group has commenced its IFRS 18 impact assessment. The Group expects to have an IFRS 18 specified main business activity, allowing significant items from the Group’s operations to be reported within the operating category.
The Group is also assessing the impact on management‑defined performance measures (MPMs) and the enhanced disaggregation requirements introduced by IFRS 18. In 2026, the Group will continue to assess the impact of IFRS 18.
The new standard is effective from 1 January 2027.
6. Critical accounting estimates and judgements
The preparation of financial statements in accordance with IFRS requires the use of estimates. It also requires management to exercise judgement in applying the accounting policies. The key areas involving a higher degree of judgement or complexity or areas where assumptions are significant to the consolidated and individual financial statements are highlighted under the relevant note. Information about estimates, and other sources of estimation uncertainty at the end of the reporting period, that are considered to have a significant risk of resulting in material adjustment to the carrying amounts of assets and liabilities within the next financial year are disclosed within the relevant note.
•Credit impairment charges on page 363
•Tax on page 365
•Fair value of financial instruments on page 379
•Goodwill and intangible assets on page 397
•Provisions, including conduct and legal, competition and regulatory matters on page 400
•Pensions and post-retirement benefit obligations on page 417
7. Other disclosures
To improve transparency and ease of reference, by concentrating related information in one place, certain disclosures required under IFRS have been included within the Risk review section as follows:
•Credit risk on pages 204  to 206 and 222 to 272
•Market risk on pages 206 to 207 and 273 to 274
•Treasury and Capital risk – liquidity on pages 207 and 276 to 285
•Treasury and Capital risk – capital on pages 208 to 208 and 286 to 290
These disclosures are covered by the audit opinion (included on pages 339 to 341) where referenced as audited.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	355

Notes to the financial statements (continued)

For the year ended 31 December 2025
Financial performance and returns

The Notes included in this section focus on the results and performance of the Group. Information on the income generated, expenditure incurred, segmental performance, tax, earnings per share and dividends are included here.

2 Segmental reporting

Presentation of segmental reporting
Operating segments are reported in a manner consistent with the internal reporting provided to the Executive Committee, which is responsible for allocating resources and assessing performance of the operating segments, and has been identified as the chief operating decision-maker. All transactions between business segments are conducted on an arm’s-length basis. Income and expenses directly associated with each segment are included in determining business segment performance.
Barclays is a British universal bank diversified by business, geography and income type, serving consumer and wholesale customers and clients globally. In addition to its rooting in the UK, Barclays also has a strong presence in the US.

The Group presents its financial disclosures through the following five operating segments (plus Head Office):
•Barclays UK broadly represents businesses that sit within the UK ring-fenced bank entity, Barclays Bank UK PLC, and comprises Retail
Banking (which includes Personal Banking and Barclaycard Consumer UK) and Business Banking
•Barclays UK Corporate Bank brings together lending, trade and working capital, liquidity, payments and FX solutions for UK corporate clients with an annual turnover from £6.5 million and higher, excluding those clients that form part of the FTSE 350, which are included within the IB
•Barclays Private Bank and Wealth Management serves UK and international private banking clients, providing a range of investment, banking and lending products alongside expert advice. It also serves UK wealth management and UK digital investing clients offering a range of financial services
•Barclays Investment Bank incorporates the Global Markets, Investment Banking and International Corporate Banking businesses, serving FTSE 350, multinationals and financial institution clients that are regular users of Investment Bank services
•Barclays US Consumer Bank is a co-branded credit card issuer and financial services partner in the United States for travel, entertainment, retail and affinity institutions. It offers co-branded, small business and private label credit cards, instalment loans, online savings accounts and certificates of deposits
The tables below also include Head Office, which comprises central support, central treasury operations, Barclays Execution Services assets, the Payment Acceptance business and legacy businesses

Analysis of results by business
	Barclays UK	Barclays UK Corporate Bank	Barclays Private Bank & Wealth Management	Barclays Investment Bank	Barclays US Consumer Bank	Head Office	Group results
	£m	£m	£m	£m	£m	£m	£m
For the year ended 31 December 2025
Net interest income	7,653	1,480	799	1,334	2,820	415	14,501
Non-interest income	1,055	584	581	11,721	861	(163)	14,639
Total income	8,708	2,064	1,380	13,055	3,681	252	29,140
Of which inter-segmental income/(expense)	(5)	1,868	1,840	(3,577)	(6)	(120)	—
Operating costs	(4,746)	(989)	(994)	(7,927)	(1,637)	(747)	(17,040)
UK regulatory levies	(85)	(29)	(10)	(181)	—	(8)	(313)
Litigation and conduct	(51)	(39)	(9)	(28)	(8)	(257)	(392)
Total operating expenses	(4,882)	(1,057)	(1,013)	(8,136)	(1,645)	(1,012)	(17,745)
Other net income[1]	—	—	—	—	—	23	23
Profit/(loss) before impairment	3,826	1,007	367	4,919	2,036	(737)	11,418
Credit impairment (charges)/ releases	(413)	(37)	8	(305)	(1,521)	(11)	(2,279)
Profit/(loss) before tax	3,413	970	375	4,614	515	(748)	9,139
Total assets (£bn)	299.6	71.3	41.9	1,072.4	34.6	24.4	1,544.2
Total liabilities (£bn)	280.3	103.7	80.4	965.9	25.4	10.2	1,465.9
Number of employees (full time equivalent)	17,900	1,900	2,100	7,200	2,300	61,600	93,000
Average number of employees (full time equivalent)							93,100
Average number of employees (headcount)							94,700
Note:
1Other net income represents the share of post-tax results of associates and joint ventures and the profit or loss on disposal of subsidiaries, associates and joint ventures.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	356

Notes to the financial statements (continued)

For the year ended 31 December 2025

	Barclays UK	Barclays UK Corporate Bank	Barclays Private Bank & Wealth Management	Barclays Investment Bank	Barclays US Consumer Bank	Head Office	Group results
	£m	£m	£m	£m	£m	£m	£m
For the year ended 31 December 2024
Net interest income	6,627	1,206	767	1,031	2,659	646	12,936
Non-interest income	1,647	574	542	10,774	667	(352)	13,852
Total income	8,274	1,780	1,309	11,805	3,326	294	26,788
Of which inter-segmental income/(expense)	(29)	2,379	2,148	(3,909)	(8)	(581)	—
Operating costs	(4,235)	(935)	(911)	(7,666)	(1,612)	(836)	(16,195)
UK regulatory levies	(78)	(37)	(9)	(187)	—	(9)	(320)
Litigation and conduct	(16)	(1)	—	(55)	(14)	(134)	(220)
Total operating expenses	(4,329)	(973)	(920)	(7,908)	(1,626)	(979)	(16,735)
Other net income[1]	—	—	—	—	—	37	37
Profit/(loss) before impairment	3,945	807	389	3,897	1,700	(648)	10,090
Credit impairment charges	(365)	(76)	(6)	(123)	(1,293)	(119)	(1,982)
Profit/(loss) before tax	3,580	731	383	3,774	407	(767)	8,108
Total assets (£bn)	299.8	61.2	34.1	1,053.9	35.4	33.8	1,518.2
Total liabilities (£bn)	284.1	94.4	75.0	952.1	24.5	15.6	1,445.7
Number of employees (full time equivalent)	18,000	1,900	1,900	7,100	2,300	61,800	93,000
Average number of employees (full time equivalent)							91,300
Average number of employees (headcount)							92,900

	Barclays UK	Barclays UK Corporate Bank	Barclays Private Bank & Wealth Management	Barclays Investment Bank	Barclays US Consumer Bank	Head Office	Group results
	£m	£m	£m	£m	£m	£m	£m
For the year ended 31 December 2023
Net interest income	6,431	1,160	768	1,393	2,604	353	12,709
Non-interest income	1,156	610	440	9,642	664	157	12,669
Total income	7,587	1,770	1,208	11,035	3,268	510	25,378
Of which inter-segmental income/(expense)	(73)	1,524	1,707	(2,590)	(5)	(563)	—
Operating costs	(4,393)	(905)	(795)	(7,619)	(1,650)	(1,352)	(16,714)
UK bank levy	(30)	(8)	(4)	(123)	—	(14)	(180)
Litigation and conduct	8	1	2	5	(6)	(48)	(37)
Total operating expenses	(4,415)	(912)	(797)	(7,737)	(1,656)	(1,414)	(16,931)
Other net expenses[1]	—	(3)	—	—	—	(6)	(9)
Profit/(loss) before impairment	3,172	855	411	3,298	1,612	(910)	8,438
Credit impairment (charges)/releases	(304)	27	(4)	(102)	(1,438)	(60)	(1,881)
Profit/(loss) before tax	2,868	882	407	3,196	174	(970)	6,557
Total assets (£bn)	293.1	61.5	32.0	1,019.2	33.6	38.1	1,477.5
Total liabilities (£bn)	264.2	85.9	60.9	904.5	21.1	69.0	1,405.6
Number of employees (full time equivalent)	6,800	1,800	2,100	7,100	600	74,000	92,400
Average number of employees (full time equivalent)							92,900
Average number of employees (headcount)							94,800
Note:
1Other net income represents the share of post-tax results of associates and joint ventures and the profit or loss on disposal of subsidiaries, associates and joint ventures.
Inter-segmental income/(expense) refers to the internal charging of revenues between different business segments, reflecting how resources such as funding, capital, or services are utilised across the organisation. Segments that operate with a net customer deposit position contribute surplus deposits as a funding source for other Group segment activities.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	357

Notes to the financial statements (continued)

For the year ended 31 December 2025

Income by geographic region[1]
	2025	2024	2023
For the year ended 31 December	£m	£m	£m
United Kingdom	15,811	13,927	13,295
Americas	9,541	8,772	8,109
Europe	2,269	2,734	2,517
Asia	1,433	1,273	1,370
Africa and Middle East	86	82	87
Total	29,140	26,788	25,378

Income from individual countries which represent more than 5% of total income[1]
	2025	2024	2023
For the year ended 31 December	£m	£m	£m
United Kingdom	15,811	13,927	13,295
United States	9,388	8,614	7,911
Note:
1The geographical analysis is based on the location of the office where the transactions are recorded.
3 Net interest income

Accounting for interest income and expenses
Interest income on loans and advances at amortised cost, financial assets at fair value through other comprehensive income and interest expense on financial liabilities held at amortised cost are calculated using the effective interest method, which allocates interest, and direct and incremental fees and costs, over the expected lives of the assets and liabilities.
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

	2025	2024	2023
	£m	£m	£m
Cash and balances at central banks	8,730	11,076	10,262
Debt securities at amortised cost	2,820	2,445	2,337
Loans and advances at amortised cost to banks and customers	18,662	17,836	14,742
Fair value through other comprehensive income	3,134	3,821	4,907
Cash collateral	2,134	2,408	2,375
Other[1]	709	740	452
Interest and similar income	36,189	38,326	35,075
Deposits at amortised cost from banks and customers	(12,284)	(14,092)	(11,252)
Debt securities in issue	(6,006)	(6,708)	(6,344)
Subordinated liabilities	(855)	(945)	(866)
Cash collateral	(1,501)	(2,276)	(2,254)
Other[2]	(1,042)	(1,369)	(1,650)
Interest and similar expense	(21,688)	(25,390)	(22,366)
Net interest income	14,501	12,936	12,709
Notes:
1Includes interest income from reverse repurchase agreements and other similar secured lending at amortised cost.
2    Includes interest expense from repurchase agreement and other similar secured borrowing at amortised cost and lease expense.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	358

Notes to the financial statements (continued)

For the year ended 31 December 2025
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

Fee and commission income is disaggregated below by fee types that reflect the nature of the services offered across the Group and operating segments, in accordance with IFRS 15. The table below includes a total for fees in scope of IFRS 15. Refer to Note 2 for more detailed information about operating segments.

	2025
	Barclays UK	Barclays UK Corporate Bank	Barclays Private Bank and Wealth Management	Barclays Investment Bank	Barclays US Consumer Bank	Head Office	Barclays Group
	£m	£m	£m	£m	£m	£m	£m
Fee type
Transactional	1,226	462	30	336	2,727	272	5,053
Advisory	—	—	344	710	—	—	1,054
Brokerage and execution	201	—	158	1,824	—	—	2,183
Underwriting and syndication	36	102	—	2,656	—	—	2,794
Other	7	—	—	—	—	19	26
Total revenue from contracts with customers	1,470	564	532	5,526	2,727	291	11,110
Other non-contract fee income	—	26	—	146	—	—	172
Fee and commission income	1,470	590	532	5,672	2,727	291	11,282
Fee and commission expense	(480)	(92)	(39)	(1,253)	(1,858)	(62)	(3,784)
Net fee and commission income	990	498	493	4,419	869	229	7,498

	2024
	Barclays UK	Barclays UK Corporate Bank	Barclays Private Bank and Wealth Management	Barclays Investment Bank	Barclays US Consumer Bank	Head Office	Barclays Group
	£m	£m	£m	£m	£m	£m	£m
Fee type
Transactional	1,150	448	33	336	2,661	342	4,970
Advisory	—	—	319	739	—	—	1,058
Brokerage and execution	215	—	129	1,580	—	—	1,924
Underwriting and syndication	36	92	—	2,596	—	—	2,724
Other	15	1	—	—	—	18	34
Total revenue from contracts with customers	1,416	541	481	5,251	2,661	360	10,710
Other non-contract fee income	—	25	—	112	—	—	137
Fee and commission income	1,416	566	481	5,363	2,661	360	10,847
Fee and commission expense	(408)	(90)	(38)	(1,121)	(1,855)	(88)	(3,600)
Net fee and commission income	1,008	476	443	4,242	806	272	7,247

	2023
	Barclays UK	Barclays UK Corporate Bank	Barclays Private Bank and Wealth Management	Barclays Investment Bank	Barclays US Consumer Bank	Head Office	Barclays Group
	£m	£m	£m	£m	£m	£m	£m
Fee type
Transactional	1,124	429	32	327	2,603	301	4,816
Advisory	52	—	251	652	—	—	955
Brokerage and execution	234	—	89	1,674	—	—	1,997
Underwriting and syndication	33	82	—	1,998	—	—	2,113
Other	36	1	—	—	—	64	101
Total revenue from contracts with customers	1,479	512	372	4,651	2,603	365	9,982
Other non-contract fee income	—	28	1	110	—	—	139
Fee and commission income	1,479	540	373	4,761	2,603	365	10,121
Fee and commission expense	(368)	(96)	(33)	(1,247)	(1,765)	(83)	(3,592)
Net fee and commission income	1,111	444	340	3,514	838	282	6,529

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	359

Notes to the financial statements (continued)

For the year ended 31 December 2025
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
The Group incurs certain card-related costs, including those related to cardholder reward programmes and payments to co-brand partners.
Cardholder reward programme costs related to customers that settle their outstanding balance each period (transactors) are expensed when incurred and presented in fee and commission expense, while costs related to customers that continuously carry an outstanding balance
(revolvers) are included in the effective interest rate of the receivable (refer to Note 3). Payments to partners for new cardholder account originations related to transactor accounts are deferred as costs to obtain a contract under IFRS 15, while costs related to revolver accounts are included in the effective interest rate of the receivable (refer to Note 3). Those costs deferred under IFRS 15 are capitalised and amortised over the estimated life of the customer relationship. Payments to co-brand partners based on revenue sharing to the extent the revenue share relates to 'revolvers' are included in the effective interest rate of the receivable and to the extent revenue share relates to 'transactors' it is presented in fee and commission expense. Payments based on profitability are presented in fee and commission expense.
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
Brokerage and execution
Brokerage and execution fees are earned for executing client transactions with various exchanges and over-the-counter markets and assisting clients in clearing transactions and facilitating foreign exchange transactions for spot/forward contracts. Brokerage and execution fees are recognised at the point in time the associated service has been completed, which is generally the trade date of the transaction.
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
Syndication fees are earned for arranging and administering a loan syndication; however, the associated fee may be subject to variability until the loan has been syndicated to other syndicate members or until other contingencies have been resolved, and therefore the fee revenue is deferred until the uncertainty is resolved.
Included in the underwriting and syndication fees are loan commitment fees, when the drawdown is not probable. Such commitment fees are recognised over time through to the contractual maturity of the commitment.
Contract assets and contract liabilities
The Group had no material contract assets or contract liabilities as at 31 December 2025 (2024: £nil; 2023: £nil).
Impairment of fee receivables and contract assets
During 2025, there have been no material impairments recognised in relation to fees receivable and contract assets (2024: £nil; 2023: £nil).
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
Costs incurred in obtaining or fulfilling a contract
The Group expects that incremental costs of obtaining a contract, such as success fee and commission fees paid are recoverable and therefore capitalises such contract  costs. Capitalised contract costs net of amortisation as at 31 December 2025 are £161m (2024: £122m; 2023:
£217m).
Capitalised contract costs are amortised over the customer relationship period, depending on the transfer of services to which the asset pertains. In 2025, the amount of amortisation was £35m (2024: £62m; 2023: £55m) and there was no impairment loss recognised in connection with the capitalised contract costs (2024: £nil; 2023: £nil).

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	360

Notes to the financial statements (continued)

For the year ended 31 December 2025
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
Income arises from both the sale and purchase of trading positions, margins that are achieved through market-making and customer business, and from changes in fair value caused by movements in interest and exchange rates, equity prices and other market variables.
Gains or losses on non-trading financial instruments designated or mandatorily at fair value, with changes in fair value recognised in the income statement, are included in net trading income where the business model is to manage assets and liabilities on a fair value basis, which includes the use of derivatives. Gains and losses are also reported in net trading income where an instrument is designated at fair value to eliminate an accounting mismatch.

	2025	2024	2023
	£m	£m	£m
Net gains on financial instruments held for trading	5,054	4,038	4,257
Net gains on financial instruments mandatorily at fair value	1,327	1,201	1,308
Net gains on financial instruments designated at fair value	661	529	380
Net trading income	7,042	5,768	5,945
6 Net investment income

Accounting for net investment income
Dividends are recognised when the right to receive the dividend has been established. Incremental costs are reported within net investment income if they are directly attributable to generating identifiable investment income. Other accounting policies relating to net investment income are set out in Note 13 and Note 15.

	2025	2024	2023
	£m	£m	£m
Net gains from financial instruments mandatorily at fair value	252	326	171
Net (losses)/gains from disposal of financial assets at fair value through other comprehensive income	(191)	164	26
Net losses from disposal of financial assets and liabilities measured at amortised cost[1]	(18)	(209)	(17)
Dividend income	—	3	—
Net losses on other investments	(33)	(68)	(119)
Net investment income	10	216	61
Note:
1 Included within the 2024 balance are losses of £220m on sale of the performing Italian retail mortgage portfolio.
7 Infrastructure, administration and general expenses

	2025	2024	2023
	£m	£m	£m
Infrastructure costs
Property and equipment	1,928	1,815	1,948
Depreciation and amortisation	1,756	1,700	1,784
Impairment of property, equipment and intangible assets	20	34	363
Total infrastructure costs	3,704	3,549	4,095

Administration and general expenses
Consultancy, legal and professional fees	790	829	782
Marketing and advertising	618	649	585
Other administration and general expenses	1,321	1,292	1,235
Total administration and general expenses	2,729	2,770	2,602

Total infrastructure, administration and general expenses	6,433	6,319	6,697

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	361

Notes to the financial statements (continued)

For the year ended 31 December 2025
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
The assessment of the point at which a PD increase is deemed ‘significant’, is based upon analysis of the portfolio’s risk profile against a common set of principles and performance metrics (consistent across both retail and wholesale businesses), incorporating expert credit judgement, where appropriate. Application of quantitative PD floors does not represent the use of the low credit risk exemption as exposures can separately move into Stage 2 via the qualitative route described below.
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
High risk customers may not be in arrears, but either through an event or an observed behaviour exhibit credit distress. The definition and assessment of high risk includes as wide a range of information as reasonably available, such as industry and Group-wide customer level data, including, but not limited to bureau scores and high consumer indebtedness index, wherever possible or relevant.
While the high risk populations applied for IFRS 9 impairment purposes are aligned with risk management processes, they are also regularly reviewed and validated to ensure that they capture any incremental segments where there is evidence of credit deterioration.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	362

Notes to the financial statements (continued)

For the year ended 31 December 2025

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
b)(for non-forborne exposures) the performance conditions are defined and approved within an appropriately sanctioned restructure plan, including 12 months’ payment history.
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
Refer to the Measurement uncertainty and sensitivity analysis section on page 243 for further details.
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
Purchased or originated credit impaired (POCI)
Purchased or originated credit impaired  assets include a fixed pool of credit card and unsecured personal loan balances that were purchased as part of the Tesco acquisition at a deep discount to face value, reflecting credit losses incurred from the point of origination to the date of acquisition. Hence, POCI assets do not carry any impairment allowance on initial recognition. All changes in lifetime expected credit losses subsequent to the assets’ initial recognition are recognised as an impairment charge. Over time, these POCI assets will run off as the loans redeem, pay down or as loans are written off.
Accounting for purchased financial guarantee contracts
The Group may enter into a financial guarantee contract that requires the issuer of such contract to reimburse the Group for a loss it incurs because a specified debtor fails to make payment when due in accordance with the terms of a debt instrument. For these separate financial guarantee contracts, the Group recognises a reimbursement asset aligned with the recognition of the underlying ECLs, if it is considered virtually certain that a reimbursement would be received if the specified debtor fails to make payment when due in accordance with the terms of the debt instrument.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	363

Notes to the financial statements (continued)

For the year ended 31 December 2025

Loan modifications and renegotiations that are not credit-impaired
When modification of a loan agreement occurs as a result of commercial restructuring activity rather than due to the credit risk of the borrower, an assessment must be performed to determine whether the terms of the new agreement are substantially different from the terms of the existing agreement. This assessment considers both the change in cash flows arising from the modified terms, as well as the change in overall instrument risk profile. In respect of payment holidays granted to borrowers that are not due to forbearance, if the revised cash flows on a present value basis (based on the original EIR) are not substantially different from the original cash flows, the loan is not considered to be substantially modified.
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
Discounting
ECLs are discounted at the EIR at initial recognition or an approximation thereof and consistent with income recognition. For loan commitments, the EIR is the rate that is expected to apply when the loan is drawn down and a financial asset is recognised. Issued financial guarantee contracts are discounted at the risk-free rate. Lease receivables are discounted at the rate implicit in the lease. For variable/floating rate financial assets, the spot rate at the reporting date is used and projections of changes in the variable rate over the expected life are not made to estimate future interest cash flows or for discounting.
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
Both performing and non-performing forbearance assets are classified as Stage 3, except where it is established that the concession granted has not resulted in diminished financial obligation and that no other regulatory definition of default criteria have been triggered, in which case, the asset is classified as Stage 2. The minimum probationary period for non-performing forbearance is 12 months, and for performing forbearance,
24 months. Hence, a minimum of 36 months is required for non-performing forbearance to move out of a forborne state.
No financial instrument in forbearance can transfer back to Stage 1 until all of the Stage 2 thresholds are no longer met, and can only move out of Stage 3 when no longer credit impaired.

Critical accounting estimates and judgements
Key areas involving a higher degree of judgement or estimation include:
These estimates are considered to have a significant risk of resulting in material adjustment to the carrying amounts of financial instruments in scope of IFRS 9 impairment within the next financial year.
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
Within the retail and small businesses portfolios, which comprise large numbers of small homogeneous assets with similar risk characteristics where credit scoring techniques are generally used, the impairment allowance is calculated using forward-looking modelled parameters that are typically run at account level. There are many models in use, each tailored to a product, line of business or customer category.

Judgements	Estimates
Identification and application of management adjustments in response to circumstances outside the scope of the model.	Estimates include modelling assumptions, such as forward-looking modelled parameters (PD, EAD & LGD), and a range of unbiased future economic scenarios and scenario weightings.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	364

Notes to the financial statements (continued)

For the year ended 31 December 2025

Judgement and knowledge is needed in selecting the statistical methods to use when the models are developed or revised. Management adjustments to impairment models, which contain an element of subjectivity, are applied in order to factor in certain conditions or changes in policy that are not fully incorporated into the impairment models, or to reflect additional facts and circumstances at the period end. Management adjustments are reviewed and incorporated into future model development, where appropriate.
For individually significant assets in Stage 3, impairment allowances are calculated on an individual basis, and all relevant considerations that have a bearing on the expected future cash flows across a range of economic scenarios are taken into account. These considerations can be particularly subjective and can include the business prospects for the customer, the realisable value of collateral, the Group’s position relative to other claimants, the reliability of customer information and the likely cost and duration of the work-out process. The level of the impairment allowance is the difference between the value of the discounted expected future cash flows (discounted at the loan’s original effective interest rate), and its carrying amount. Furthermore, judgements change with time as new  information becomes available or as work-out strategies evolve, resulting in frequent revisions to the impairment allowance as individual decisions are taken. Changes in these estimates would result in a change in the allowances and have a direct impact on the impairment charge.
Further information on impairment allowances, impairment charges, management adjustments to models for impairment, measurement uncertainty, sensitivity analysis and related credit information is set out within the Credit risk performance section.
Temporary adjustments to calculated IFRS 9 impairment allowances may be applied in limited circumstances to account for situations where known or expected risk factors or information have not been considered in the ECL assessment or modelling process. For further information please see page 239 in the Credit risk performance section.
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

Credit impairment charges/(releases)

	2025			2024			2023
	Impairment charges/ (releases)	Recoveries and reimbursements[1]	Total[2,3]	Impairment charges/ (releases)	Recoveries and reimbursements[1]	Total[2]	Impairment charges/ (releases)	Recoveries and reimbursements[1]	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Loans and advances at amortised cost[4]	2,452	(180)	2,272	2,115	(94)	2,021	2,017	(73)	1,944
Off-balance sheet loan commitments and financial guarantee contracts	1	—	1	(46)	—	(46)	(61)	—	(61)
Total	2,453	(180)	2,273	2,069	(94)	1,975	1,956	(73)	1,883
Cash collateral and settlement balances	1	—	1	(3)	—	(3)	4	—	4
Financial instruments at fair value through other comprehensive income	(3)	—	(3)	1	—	1	(1)	—	(1)
Reverse repurchase agreements and other similar secured lending at amortised cost	5	—	5	8	—	8	—	—	—
Other financial assets measured at amortised cost	3	—	3	1	—	1	(5)	—	(5)
Credit impairment charges / (releases)	2,459	(180)	2,279	2,076	(94)	1,982	1,954	(73)	1,881
Notes:
1Recoveries and reimbursements include £84m (2024: £15m, 2023: £29m) for reimbursements where the Group has entered into financial guarantee contracts that provide credit protection over certain assets with third parties and cash recoveries of previously written off amounts of £96m (2024: £79m, 2023: £44m).
2Includes net impairment charge on co-branded card portfolio of £176m (2024:£160m) within USCB classified as held for sale.
3Includes net impairment charge of £101m related to the acquisition of GM  portfolio .
4Includes debt securities at amortised cost.
Write-offs that can be subjected to enforcement activity
The contractual amount outstanding on financial assets that were written off during the year, and that can still be subjected to enforcement activity is £883m (2024: £746m, 2023: £597m) including £63m pertaining to co-branded card portfolio within USCB  classified as held for sale in December 2024. This is lower than the write-offs presented in the movement in the gross exposures and impairment allowance table due to assets sold during the year post write-offs and post write-off recoveries.
Modification of financial assets
Financial assets of £2,488m (2024: £2,146m, 2023: £2,690m), with a loss allowance measured at an amount equal to lifetime ECL, were subject to non-substantial modification during the year, with a resulting loss of £84m (2024: £78m, 2023: £4m). The gross carrying amount of financial assets subject to non-substantial modification for which the loss allowance has changed to a 12-month ECL during the year amounts to £221m (2024: £101m, 2023: £149m).

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	365

Notes to the financial statements (continued)

For the year ended 31 December 2025
9 Tax

Accounting for income taxes
The Group applies IAS 12 Income Taxes in accounting for taxes on income. Income tax payable on taxable profits (current tax) is recognised as an expense in the periods in which the profits arise. Withholding taxes are also treated as income taxes. Income tax recoverable on tax allowable losses is recognised as a current tax asset, only to the extent that it is regarded as recoverable by offsetting against taxable profits arising in the current or prior periods. Current tax is measured using tax rates and tax laws that have been enacted or substantively enacted at the balance sheet date.
Deferred tax assets are recognised to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilised. Deferred tax liabilities are recognised for all taxable temporary differences, except for the initial recognition of goodwill. Deferred tax is not recognised where the temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss. Deferred tax is determined using tax rates and legislation enacted or substantively enacted by the balance sheet date that are expected to apply when the deferred tax asset is realised or the deferred tax liability is settled. Deferred tax assets and liabilities are only offset when there is both a legal right to set-off and an
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
The approach taken to measurement takes account of whether the uncertain tax position is a discrete position that will be reviewed by the tax authority in isolation from any other position, or one of a number of issues that are expected to be reviewed together concurrently and resolved simultaneously with a tax authority. The Group’s measurement of provisions is based upon its best estimate of the additional profit that will become subject to tax. For a discrete position, consideration is given only to the merits of that position. Where a number of issues are expected to be reviewed and resolved together, the Group will take into account not only the merits of its position in respect of each particular issue, but also the overall level of provision relative to the aggregate of the uncertain tax positions across all the issues that are expected to be resolved at the same time. In addition, in assessing provision levels, it is assumed that tax authorities will review
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
Critical accounting estimates and judgements
Key areas involving a higher degree of judgement or estimation include:

Critical accounting estimates and judgements
Key areas involving a higher degree of judgement or estimation include:
The Group does not consider there to be a significant risk of a material adjustment to the carrying amount of current and deferred tax balances, including provisions for uncertain tax positions in the next financial year. The provisions for uncertain tax positions cover a diverse range of issues and reflect advice from external counsel, where relevant. It should be noted that only a proportion of the total uncertain tax positions will be under audit at any point in time, and could therefore be subject to challenge by a tax authority over the next year.
Deferred tax assets have been recognised based on business profit forecasts, which included consideration for the current view of climate impacts. Details on the recognition of deferred tax assets are provided in this note.

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
Critical accounting estimates and judgements
Key areas involving a higher degree of judgement or estimation include:

Judgements	Estimates
Recognition of deferred tax assets and determination of provisions for uncertain tax positions.	Measurement of deferred tax balances and the level of provisioning for uncertain tax positions.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	366

Notes to the financial statements (continued)

For the year ended 31 December 2025

	2025	2024	2023
	£m	£m	£m
Current tax charge/(credit)
Current year	1,905	1,633	1,359
Adjustments in respect of prior years	(131)	26	(181)
	1,774	1,659	1,178
Deferred tax charge/(credit)
Current year	58	128	(95)
Adjustments in respect of prior years	94	(35)	151
	152	93	56
Tax charge	1,926	1,752	1,234
The table below shows the reconciliation between the actual tax charge and the tax charge that would result from applying the standard UK corporation tax rate to the Group’s profit before tax.

	2025	2025	2024	2024	2023	2023
	£m	%	£m	%	£m	%
Profit before tax	9,139		8,108		6,557
Tax charge based on the applicable UK corporation tax rate of 25% (2024: 25%; 2023: 23.5% )	2,285	25.0%	2,027	25.0%	1,541	23.5%
Impact of profits/losses earned in territories with different statutory rates to the UK (weighted average tax rate is 24% (2024: 23.8%; 2023: 23.6% ))	(93)	(1.0%)	(97)	(1.2%)	4	0.1%

Recurring items:
Non-creditable taxes, including withholding taxes	148	1.6%	105	1.3%	130	2.0%
Impact of UK bank levy being non-deductible	57	0.6%	56	0.7%	42	0.6%
Non-deductible expenses	53	0.6%	61	0.8%	65	1.0%
Changes in recognition of deferred tax and effect of unrecognised tax losses	49	0.5%	69	0.8%	(58)	(0.9%)
Other items, including banking surcharge[1]	(8)	(0.1%)	91	1.1%	49	0.8%
Adjustments in respect of prior years	(37)	(0.4%)	(9)	(0.1%)	(30)	(0.5%)
Non-taxable gains and income	(87)	(1.0%)	(125)	(1.5%)	(65)	(1.0%)
Tax relief on holdings of inflation-linked government bonds	(221)	(2.4%)	(186)	(2.3%)	(214)	(3.3%)
Tax relief on payments made under AT1 instruments	(244)	(2.7%)	(241)	(3.0%)	(222)	(3.4%)

Non-recurring items:
Non-deductible impairments and losses on divestments	13	0.1%	—	—	—	—
Non-deductible provisions for investigations and litigation	11	0.1%	(1)	(0.0%)	—	—
Non-deductible provisions for UK customer redress	—	—	2	0.0%	(8)	(0.1%)
Total tax charge	1,926	21.1%	1,752	21.6%	1,234	18.8%
Note:
1Banking surcharge includes the impact of the 3% UK banking  surcharge rate on profits/losses and tax adjustments relating to UK banking entities.
Factors influencing the effective tax rate
The effective tax rate of 21.1% is lower than the UK corporation tax rate of 25%, primarily due to tax relief on payments made under AT1 instruments and tax relief on holdings of inflation-linked government bonds. These factors, which have each decreased the effective tax rate, are partially offset by non-creditable taxes including withholding taxes.
The tax charge for the year includes a credit in respect of prior years of £133m in relation to the gain that arose on the acquisition of Tesco
Bank. During the year, the Group has engaged with HM Revenue & Customs (HMRC) to help determine the tax treatment of this gain, and following that engagement that amount is being treated as non-taxable in Barclays Bank UK PLC's corporation tax return for the year ended
31 December 2024. The tax charge for the year also includes £23m in respect of global minimum tax arising under the Pillar Two rules.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	367

Notes to the financial statements (continued)

For the year ended 31 December 2025
Factors that may influence the effective tax rate in future periods
The Group’s future tax charge will be sensitive to the geographic mix of profits earned, the tax rates in force and changes to the tax rules in the jurisdictions that the Group operates in.
Tax law is, at times, complex, and it is the role of courts and tribunals to act as the final authority on the correct interpretation of tax law. In
October 2023, a First-tier Tax Tribunal hearing took place between Barclays Bank PLC and HMRC in respect of the UK corporation tax treatment of an element of the finance costs associated with reserve capital instruments issued as part of the capital raising announced by
Barclays in October 2008, which have since been redeemed. The judgment was handed down in March 2024 and was in HMRC’s favour. In
January 2025, Barclays was granted permission from the Upper Tribunal to appeal against the judgment, and the Upper Tribunal will hear the case in 2026. A provision is carried that is expected to be sufficient to cover the tax cost (once tax attributes that are available to partially offset a potential tax liability in respect of this issue are taken into account) in the event that the appeal is unsuccessful and the existing judgment were to stand.
Tax in the consolidated statement of comprehensive income
Tax relating to each component of other comprehensive income can be found in the consolidated statement of comprehensive income.
Tax included directly in equity
Tax included directly in equity comprises a £278m credit (2024: £135m credit) relating to share-based payments and deductible costs on issuing other equity instruments.
Deferred tax assets and liabilities
The deferred tax amounts on the balance sheet were as follows:

	2025	2024
	£m	£m
UK Tax Group	3,408	4,451
US Intermediate Holding Company Tax Group ('IHC Tax Group')	1,005	1,162
Barclays Bank PLC's US Branch Tax Group	255	270
Other (outside the UK and US tax groups)	324	438
Deferred tax asset	4,992	6,321
Deferred tax liability	(13)	(18)
Net deferred tax	4,979	6,303
UK Tax Group deferred tax asset
The deferred tax asset in the UK Tax Group of £3,408m (2024: £4,451m) includes £1,031m (2024: £1,385m) relating to tax losses, with the balance relating to temporary differences. There is no time limit on utilisation of UK tax losses, and business profit forecasts indicate that these losses will be fully recovered.
US deferred tax assets in the IHC and US Branch Tax Groups
The deferred tax asset in the IHC Tax Group of £1,005m (2024: £1,162m) includes £12m (2024: £38m) relating to tax losses, with the balance relating to temporary differences. The deferred tax asset in Barclays Bank PLC’s US Branch Tax Group of £255m (2024: £270m)
relates entirely to temporary differences.
In relation to the IHC Tax Group, these temporary differences include £307m (2024: £365m) arising from New York State and City prior net operating loss conversion that can be carried forward and will expire in 2034. Business profit forecasts indicate that these amounts will be utilised prior to expiry.
Other deferred tax assets (outside the UK and US tax groups)
The deferred tax asset of £324m (2024: £438m) in other entities within the Group includes £54m (2024: £111m) relating to tax losses. These deferred tax assets relate to a number of different territories and their recognition is based on profit forecasts or local country law, which indicate that it is probable that those deferred tax assets will be fully recovered.
Of the deferred tax asset of £324m (2024: £438m), an amount of £12m (2024: £4m) relates to entities that have suffered a loss in either the current or prior year, and for which the utilisation of the deferred tax is dependent on future taxable profits. This has been taken into account in reaching the above conclusion that these deferred tax assets will be fully recovered in the future.
The table below shows movements on deferred tax assets and liabilities during the year. The amounts are different from those disclosed on the balance sheet and in the preceding table as they are presented before offsetting asset and liability balances where there is a legal right to set-off and an intention to settle on a net basis.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	368

Notes to the financial statements (continued)

For the year ended 31 December 2025

	Fixed asset timing differences	Fair value through other comprehensive income	Cash flow hedges	Retirement benefit obligations	Loan impairment allowance	Own credit	Share-based payments and deferred compensation	Other temporary differences	Tax losses carried forward	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Assets	1,435	765	1,223	43	499	394	534	1,203	1,534	7,630
Liabilities	(117)	—	(13)	(897)	—	—	—	(300)	—	(1,327)
As at 1 January 2025	1,318	765	1,210	(854)	499	394	534	903	1,534	6,303
Income statement	104	—	—	8	(181)	—	46	287	(416)	(152)
Other comprehensive income and reserves	—	(297)	(874)	(11)	—	(28)	168	—	—	(1,042)
Other movements	(13)	—	—	(5)	(32)	—	(17)	(42)	(21)	(130)
	1,409	468	336	(862)	286	366	731	1,148	1,097	4,979
Assets	1,507	468	336	52	286	366	731	1,306	1,097	6,149
Liabilities	(98)	—	—	(914)	—	—	—	(158)	—	(1,170)
As at 31 December 2025	1,409	468	336	(862)	286	366	731	1,148	1,097	4,979

Assets	1,277	571	1,477	38	628	85	449	1,146	1,748	7,419
Liabilities	(124)	—	—	(1,014)	—	—	—	(343)	—	(1,481)
As at 1 January 2024	1,153	571	1,477	(976)	628	85	449	803	1,748	5,938
Income statement	159	—	—	4	(110)	1	(34)	101	(214)	(93)
Other comprehensive income and reserves	—	194	(269)	118	—	308	110	1	—	462
Other movements	6	—	2	—	(19)	—	9	(2)	—	(4)
	1,318	765	1,210	(854)	499	394	534	903	1,534	6,303
Assets	1,435	765	1,223	43	499	394	534	1,203	1,534	7,630
Liabilities	(117)	—	(13)	(897)	—	—	—	(300)	—	(1,327)
As at 31 December 2024	1,318	765	1,210	(854)	499	394	534	903	1,534	6,303
Other movements include the impact of changes in foreign exchange rates, as well as deferred tax amounts relating to acquisitions and disposals.
The amount of deferred tax assets expected to be recovered after more than 12 months is £5,516m (2024: £6,663m). The amount of deferred tax liability expected to be settled after more than 12 months is £1,058m (2024: £1,044m). These amounts are before offsetting asset and liability balances where there is a legal right to set-off and an intention to settle on a net basis.
Unrecognised deferred tax
Tax losses and temporary differences
Deferred tax assets have not been recognised in respect of gross deductible temporary differences of £288m (2024: £373m), unused tax credits of £336m (2024: £359m), and gross tax losses of £21,002m (2024: £21,295m). The tax losses include capital losses of £3,986m
(2024: £3,903m). Of these tax losses, £13m (2024: £13m) expire within five years, £2,216m (2024: £6m) expire within six to ten years,
£9,466m (2024: £11,789m) expire within eleven to twenty years and £9,307m (2024: £9,487m) can be carried forward indefinitely. Deferred tax assets have not been recognised in respect of these items because it is not probable that future taxable profits and gains will be available against which they can be utilised.
Group investments in subsidiaries, branches and associates
Deferred tax is not recognised in respect of the value of the Group's investments in subsidiaries, branches and associates where the Group is able to control the timing of the reversal of the temporary differences, and it is probable that such differences will not reverse in the foreseeable future. The aggregate amount of these temporary differences for which deferred tax liabilities have not been recognised was
£869m (2024: £920m).

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	369

Notes to the financial statements (continued)

For the year ended 31 December 2025
10 Earnings per share

	2025	2024	2023
	£m	£m	£m
Profit attributable to ordinary equity holders of the parent	6,175	5,316	4,274

	2025	2024	2023
	million	million	million
Basic weighted average number of shares in issue	14,112	14,755	15,445
Number of potential ordinary shares	492	516	450
Diluted weighted average number of shares	14,604	15,271	15,895

	Basic earnings per share			Diluted earnings per share
	2025	2024	2023	2025	2024	2023
	p	p	p	p	p	p
Earnings per ordinary share	43.8	36.0	27.7	42.3	34.8	26.9
The calculation of basic earnings per share is based on the profit attributable to equity holders of the parent and the basic weighted average number of shares excluding treasury shares held in employee benefit trusts or held for trading. When calculating the diluted earnings per share, the weighted average number of shares in issue is adjusted for the effects of all expected dilutive potential ordinary shares held in respect of Barclays PLC, totalling 492m ( 2024: 516m, 2023: 450m) shares. The number of share options and share awards outstanding under schemes that were considered to be potentially dilutive was 629m (2024: 713m, 2023: 750m) of which share options accounted for
152m (2024: 185m, 2023: 232m) with a strike prices ranging from £0.84 to £2.99.
Of the total number of employee share options and share awards at 31 December 2025, 28m (2024: 29m, 2022: 39m) were anti-dilutive.
The 643m decrease (2024: 690m decrease, 2023: 888m decrease) in the basic weighted average number of shares is primarily due to the impact of the share buyback programmes carried out each year.
11 Dividends on ordinary shares
The Directors have approved a total dividend in respect of 2025 of 8.6p per ordinary share of 25p each. The full year dividend for 2025 of
5.6p per ordinary share will be paid on 31 March 2026 to shareholders on the Share Register on 20 February 2026. On 31 December 2025,
there were 13,867m ordinary shares in issue. The financial statements for the year ended 31 December 2025 do not reflect this dividend, which will be accounted for in shareholders’ equity as an appropriation of retained profits in the year ending 31 December 2026.
For qualifying American Depositary Receipt (ADR) holders, the 2025 full year dividend of 5.6p per ordinary share becomes 22.4p per
American Depositary Share (ADS) (representing four shares). The ex-dividend date for ADR holders is 20 February 2026. The dividend record date is 20 February 2026 and dividend payment date for ADR holders is 31 March 2026.
The Directors have confirmed their intention to initiate a share buyback of up to £1bn after the balance sheet date. The proposed share buyback  is expected to  commence in the first quarter of 2026. The financial statements for the year ended 31 December 2025  do not reflect the impact of the proposed share buyback, which will be accounted for as and when shares are repurchased by the Company.
The 2025 financial statements include the 2025 interim dividend of £422m (2024: £425m, 2023: £417m); a full year dividend declared in relation to 2024 of £791m (2023: £796m, 2022: £793m) and share buyback programmes totalling £2,229m (2024: £1,750m, 2023: £1,250m).
Dividends and share buybacks are funded out of distributable reserves.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	370

Notes to the financial statements (continued)

Assets and liabilities held at fair value
Assets and liabilities held at fair value

The notes included in this section focus on assets and liabilities the Group holds and recognises at fair value. Detail regarding the Group’s approach to managing market risk can be found in the Market risk management section.

12 Trading portfolio

Accounting for trading portfolio assets and liabilities
All assets and liabilities held for trading purposes are held at fair value, with gains and losses in the changes in fair value taken to the income statement in net trading income (Note 5).

	Trading portfolio assets		Trading portfolio liabilities
	2025	2024	2025	2024
	£m	£m	£m	£m
Debt securities and other eligible bills	94,359	78,014	(33,217)	(37,050)
Equity securities	83,242	74,859	(24,520)	(19,858)
Traded loans	12,249	13,470	—	—
Commodities	211	110	—	—
Trading portfolio assets/(liabilities)	190,061	166,453	(57,737)	(56,908)
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

	Mandatorily at fair value		Designated at fair value		Total
	2025	2024	2025	2024	2025	2024
	£m	£m	£m	£m	£m	£m
Loans and advances	45,474	42,487	2,198	2,581	47,672	45,068
Debt securities	2,911	2,783	303	182	3,214	2,965
Equity securities	3,400	3,818	—	—	3,400	3,818
Reverse repurchase agreements and other similar secured lending	132,488	141,773	—	—	132,488	141,773
Other financial assets	83	110	—	—	83	110
Financial assets at fair value through the income statement	184,356	190,971	2,501	2,763	186,857	193,734
Credit risk of financial assets designated at fair value and related credit derivatives
The following table shows the maximum exposure to credit risk, the changes in fair value attributable to changes in credit risk, and the cumulative changes in fair value since initial recognition for loans and advances. The table does not include debt securities designated at fair value as they have minimal exposure to credit risk due to limited gross exposure.

	Maximum exposure as at 31 December		Changes in fair value during the year ended		Cumulative changes in fair value from inception
	2025	2024	2025	2024	2025	2024
	£m	£m	£m	£m	£m	£m
Loans and advances designated at fair value, attributable to credit risk	2,198	2,581	2	(1)	(6)	(8)
Value mitigated by related credit derivatives	193	405	(2)	—	(2)	—

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	371

Notes to the financial statements (continued)

Assets and liabilities held at fair value
14 Derivative financial instruments

Accounting for derivatives
Derivative instruments are contracts whose value is derived from one or more underlying financial instruments or indices defined in the contract. They include swaps, forward-rate agreements, futures, options and combinations of these instruments and primarily affect the
Group’s net interest income, net trading income and derivative assets and liabilities. Notional amounts of the contracts are not recorded on the balance sheet. Derivatives are used to hedge interest rate, credit risk, inflation risk, exchange rate, commodity equity exposures, and exposures to certain indices, such as house price indices and retail price indices related to non-trading positions.
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
Fair value hedge accounting
Changes in fair value of derivatives that qualify and are designated as fair value hedges are recorded in the income statement, together with changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. The fair value changes adjust the carrying value of the hedged asset or liability held at amortised cost. For hedged items classified as fair value through other comprehensive income, fair value movements attributable to the hedged risk are transferred from other comprehensive income to the income statement.
If hedge relationships no longer meet the criteria for hedge accounting, hedge accounting is discontinued. For fair value hedges of interest rate risk, the fair value adjustment to the hedged item is amortised to the income statement over the period to maturity of the previously designated hedge relationship, using the effective interest method. If the hedged item is sold or repaid, the unamortised fair value adjustment is recognised immediately in the income statement.
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

Total derivatives
	2025			2024
	Notional contract amount	Fair value		Notional contract amount	Fair value
		Assets	Liabilities		Assets	Liabilities
	£m	£m	£m	£m	£m	£m
Total derivative assets/(liabilities) held for trading	100,471,927	249,743	(240,127)	84,125,071	290,991	(278,595)
Total derivative assets/(liabilities) held for risk management	320,316	2,716	(681)	310,376	2,539	(820)
Derivative assets/(liabilities)	100,792,243	252,459	(240,808)	84,435,447	293,530	(279,415)
Further information on netting arrangements of derivative financial instruments can be found within Note 18.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	372

Notes to the financial statements (continued)

Assets and liabilities held at fair value
The fair values and notional amounts of derivative instruments held for trading and held for risk management are set out in the following table:

Derivatives held for trading and held for risk management
	2025			2024
	Notional contract amount	Fair value		Notional contract amount	Fair value
		Assets	Liabilities		Assets	Liabilities
	£m	£m	£m	£m	£m	£m
Derivatives held for trading
Foreign exchange derivatives
OTC derivatives	8,237,176	73,994	(71,556)	8,249,213	123,489	(116,429)
Derivatives cleared by central counterparty	276,189	251	(221)	240,612	228	(235)
Exchange traded derivatives	20,733	1	(1)	27,441	7	(7)
Foreign exchange derivatives	8,534,098	74,246	(71,778)	8,517,266	123,724	(116,671)
Interest rate derivatives
OTC derivatives	32,249,542	90,240	(77,130)	26,422,379	91,488	(79,925)
Derivatives cleared by central counterparty	42,748,421	1,428	(1,131)	36,810,961	1,479	(1,344)
Exchange traded derivatives	11,473,370	1,498	(1,457)	7,672,496	2,664	(2,698)
Interest rate derivatives	86,471,333	93,166	(79,718)	70,905,836	95,631	(83,967)
Credit derivatives
OTC derivatives	671,066	4,169	(4,666)	593,702	3,474	(4,307)
Derivatives cleared by central counterparty	1,065,702	3,682	(3,713)	943,413	3,424	(3,148)
Credit derivatives	1,736,768	7,851	(8,379)	1,537,115	6,898	(7,455)
Equity and stock index derivatives
OTC derivatives	739,183	22,178	(27,092)	598,297	21,965	(26,319)
Exchange traded derivatives	2,769,230	50,161	(51,063)	2,347,247	40,947	(42,309)
Equity and stock index derivatives	3,508,413	72,339	(78,155)	2,945,544	62,912	(68,628)
Commodity derivatives
OTC derivatives	4,681	15	(16)	7,084	17	(32)
Exchange traded derivatives	216,634	2,126	(2,081)	212,226	1,809	(1,842)
Commodity derivatives	221,315	2,141	(2,097)	219,310	1,826	(1,874)
Derivative assets/(liabilities) held for trading	100,471,927	249,743	(240,127)	84,125,071	290,991	(278,595)
Total OTC derivatives	41,901,648	190,596	(180,460)	35,870,675	240,433	(227,012)
Total derivatives cleared by central counterparty	44,090,312	5,361	(5,065)	37,994,986	5,131	(4,727)
Total exchange traded derivatives	14,479,967	53,786	(54,602)	10,259,410	45,427	(46,856)
Derivative assets/(liabilities) held for trading	100,471,927	249,743	(240,127)	84,125,071	290,991	(278,595)
Derivatives held for risk management
Derivatives designated as cash flow hedges
OTC foreign exchange derivatives	30,429	2,485	(86)	35,202	2,338	(320)
OTC interest rate derivatives	—	—	—	105	—	—
Interest rate derivatives cleared by central counterparty	120,983	—	—	111,873	—	—
Derivatives designated as cash flow hedges	151,412	2,485	(86)	147,180	2,338	(320)
Derivatives designated as fair value hedges
OTC interest rate derivatives	5,963	75	(552)	11,955	165	(434)
Interest rate derivatives cleared by central counterparty	158,552	—	—	147,227	—	—
Derivatives designated as fair value hedges	164,515	75	(552)	159,182	165	(434)
Derivatives designated as hedges of net investments
OTC foreign exchange derivatives	4,389	156	(43)	4,014	36	(66)
Derivatives designated as hedges of net investments	4,389	156	(43)	4,014	36	(66)
Derivative assets/(liabilities) held for risk management	320,316	2,716	(681)	310,376	2,539	(820)
Total OTC derivatives	40,781	2,716	(681)	51,276	2,539	(820)
Total derivatives cleared by central counterparty	279,535	—	—	259,100	—	—
Derivative assets/(liabilities) held for risk management	320,316	2,716	(681)	310,376	2,539	(820)

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	373

Notes to the financial statements (continued)

Assets and liabilities held at fair value
Hedge accounting
Hedge accounting is applied predominantly for the following risks:
•Interest rate risk – arises due to a mismatch between fixed interest rates and floating interest rates. Interest rate risk also includes exposure to inflation risk for certain types of investments
•Currency risk – arises due to assets or liabilities being denominated in different currencies than the functional currency of the relevant entity. At a consolidated level, currency risk also arises when the functional currency of subsidiaries are different from the parent
•Contractually-linked inflation risk – arises from financial instruments within contractually specified inflation risk. The Group does not hedge inflation risk that arises from other activities
In order to hedge these risks, the Group uses the following hedging instruments:
•Interest rate derivatives to swap interest rate exposures into either fixed or variable rates
•Currency derivatives to swap foreign currency exposures into the entity’s functional currency, and net investment exposure to local currency
•Inflation derivatives to swap inflation exposure into either fixed or variable interest rates
In some cases, certain items that are economically hedged may be ineligible hedged items for the purposes of IAS 39, such as core deposits and equity. In these instances, a proxy hedging solution can be utilised, whereby portfolios of floating rate assets are designated as eligible hedged items in cash flow hedges.
In some hedging relationships, the Group designates risk components of hedged items as follows:
•Benchmark interest rate risk as a component of interest rate risk, such as the Risk Free Rate (RFR) component
•Inflation risk as a contractually specified component of a debt instrument
•Exchange rate risk for foreign currency financial assets or financial liabilities
•Components of cash flows of hedged items, for example, certain interest payments for part of the life of an instrument
Using the benchmark interest rate risk results in other risks, such as credit risk and liquidity risk, being excluded from the hedge accounting relationship.
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
Changes in the GBP value of net investments due to foreign currency movements are captured in the currency translation reserve, resulting in a movement in CET1 capital. The Group mitigates this by matching the CET1 capital movements to the revaluation of the foreign currency
RWA exposures. Net investment hedges are designated, where necessary, to reduce the exposure to movement in a particular exchange rate to within limits mandated by Risk. As far as possible, existing external currency liabilities are designated as the hedging instruments.
The hedging instruments share the same risk exposures as the hedged items. Hedge effectiveness is determined with reference to quantitative tests, predominantly regression testing, but to the extent hedging instruments are exposed to different risks than the hedged items, this could result in hedge ineffectiveness or hedge accounting failures.
Sources of ineffectiveness include the following:
•Mismatches between the contractual terms of the hedged item and hedging instrument, including basis differences
•Changes in credit risk of the hedging instruments
•If a hedging relationship becomes over-hedged, for example, in hedges of net investments if the net asset value designated at the start of the period falls below the amount of the hedging instrument
•Cash flow hedges using external swaps with non-zero fair values.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	374

Notes to the financial statements (continued)

Assets and liabilities held at fair value

Hedged items in fair value hedges
		Accumulated fair value adjustment included in carrying amount
Hedged item statement of financial position classification and risk category	Carrying amount	Total	Of which: Accumulated fair value adjustment on items no longer in a hedge relationship	Change in fair value used as a basis to determine ineffectiveness	Hedge ineffectiveness recognised in the income statements[1]
	£m	£m	£m	£m	£m
2025
Assets
Loans and advances at amortised cost
- Interest rate risk	1,989	(3,342)	(1,709)	(196)	1
- Inflation risk	280	188	79	(9)	—
Debt securities classified at amortised cost
- Interest rate risk	11,652	27	(1)	102	32
- Inflation risk	8,704	(1,332)	(2)	17	12
Financial assets at fair value through other comprehensive income[2]
- Interest rate risk	48,598	(1,502)	(410)	31	167
- Inflation risk	8,813	(142)	(48)	62	(14)
Total assets	80,036	(6,103)	(2,091)	7	198
Liabilities
Debt securities in issue
- Interest rate risk	(50,966)	1,826	557	(746)	(20)
Subordinated liabilities
- Interest rate risk	(11,179)	358	2	(237)	1
Deposits at amortised cost from banks and customers
- Interest rate risk	(13,058)	(14)	(1)	(1)	3
Total liabilities	(75,203)	2,170	558	(984)	(16)
Total hedged items	4,833	(3,933)	(1,533)	(977)	182

2024
Assets
Loans and advances at amortised cost
- Interest rate risk	2,394	(3,853)	(1,786)	(848)	22
- Inflation risk	318	219	102	(17)	7
Debt securities classified at amortised cost
- Interest rate risk	8,223	(47)	8	62	69
- Inflation risk	10,100	(1,400)	(37)	(575)	(40)
Financial assets at fair value through other comprehensive income
- Interest rate risk	47,293	(1,381)	(423)	(126)	226
- Inflation risk	8,477	(254)	(86)	(113)	(35)
Total assets	76,805	(6,716)	(2,222)	(1,617)	249
Liabilities
Debt securities in issue
- Interest rate risk	(50,209)	2,747	775	333	(49)
Subordinated liabilities
- Interest rate risk	(10,765)	648	38	(4)	8
Deposits at amortised cost from banks and customers
- Interest rate risk	(8,596)	(12)	(1)	(4)	(2)
Total liabilities	(69,570)	3,383	812	325	(43)
Total hedged items	7,235	(3,333)	(1,410)	(1,292)	206
Notes:
1Hedge ineffectiveness is recognised in net interest income.
2For items classified as fair value through other comprehensive income, the hedge accounting adjustment is not included in the carrying amount, but rather adjusts other comprehensive income.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	375

Notes to the financial statements (continued)

Assets and liabilities held at fair value
The following table shows the fair value hedging instruments that are carried on the Group’s balance sheet:

		Carrying value			Nominal amount	Change in fair value used as a basis to determine ineffectiveness
		Derivative assets	Derivative liabilities	Loan liabilities
Hedge type	Risk category	£m	£m	£m	£m	£m
As at 31 December 2025
Fair value	Interest rate risk	2	(317)	—	145,474	1,231
	Inflation risk	73	(235)	—	19,041	(72)
	Total	75	(552)	—	164,515	1,159

As at 31 December 2024
Fair value	Interest rate risk	26	(3)	—	138,354	861
	Inflation risk	139	(431)	—	20,828	637
	Total	165	(434)	—	159,182	1,498
The following table profiles the expected notional values of current hedging instruments in future years:

	2025	2026	2027	2028	2029	2030	2031 and later
As at 31 December	£m	£m	£m	£m	£m	£m	£m
Fair value hedges of:
Interest rate risk (outstanding notional amount)	145,474	121,544	107,350	94,230	81,454	60,932	48,248
Inflation risk (outstanding notional amount)	19,041	17,794	15,874	13,660	11,364	9,332	7,769
There are 2,194 (2024: 2,212) interest rate risk fair value hedges with an average fixed rate of 3.33% (2024: 3.29%) across the relationships and 188 (2024: 196) inflation risk fair value hedges with an average rate of  0.75% (2024: 0.59%) across the relationships.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	376

Notes to the financial statements (continued)

Assets and liabilities held at fair value

Hedged items in cash flow hedges and hedges of net investments in foreign operations
Description of hedge relationship and hedged risk	Change in value of hedged item used as the basis for recognising ineffectiveness	Balance in cash flow hedging reserve for continuing hedges	Balance in currency translation reserve for continuing hedges	Balances remaining in cash flow hedging reserve for which hedge accounting is no longer applied	Balances remaining in currency translation reserve for which hedge accounting is no longer applied	Hedging gains or losses recognised in other comprehensive income	Hedge ineffectiveness recognised in the income statement[1]
	£m	£m	£m	£m	£m	£m	£m
2025
Assets
Cash flow hedge of:
Interest rate risk
Loans and advances at amortised cost	(806)	(193)	—	642	—	(806)	12
Cash and balances at central banks	(782)	(227)	—	805	—	(782)	6
Foreign exchange risk
Loans and advances at amortised cost	(1,638)	120	—	—	—	(1,638)	18
Debt securities classified at amortised cost	(309)	(23)	—	—	—	(309)	1
Inflation risk
Debt securities classified at amortised cost	(113)	(143)	—	(21)	—	(113)	8
Liabilities
Cash flow hedge of:
Foreign exchange risk
Debt securities in issue	9	16	—	—	—	9	—
Subordinated liabilities	5	4	—	—	—	5	—
Total cash flow hedge	(3,634)	(446)	—	1,426	—	(3,634)	45
Hedge of net investment in foreign operations
USD foreign operations	(589)	—	1,118	—	—	(589)	—
EUR foreign operations	299	—	89	—	—	299	—
Other foreign operations	(156)	—	(39)	—	(13)	(156)	—
Total foreign operations	(446)	—	1,168	—	(13)	(446)	—
2024
Assets
Cash flow hedge of:
Interest rate risk
Loans and advances at amortised cost	362	608	—	1,273	—	362	18
Cash and balances at central banks	443	674	—	1,389	—	443	8
Foreign exchange risk
Loans and advances at amortised cost	300	106	—	—	—	300	5
Debt securities classified at amortised cost	(449)	142	—	—	—	(449)	—
Inflation risk
Debt securities classified at amortised cost	118	(73)	—	25	—	118	—
Liabilities
Cash flow hedge of:
Foreign exchange risk
Subordinated liabilities	34	(12)	—	—	—	34	—
Total cash flow hedge	808	1,445	—	2,687	—	808	31
Hedge of net investment in foreign operations
USD foreign operations	160	—	1,520	—	—	160	—
EUR foreign operations	(242)	—	(209)	—	—	(242)	—
Other foreign operations	(18)	—	100	—	23	(18)	—
Total foreign operations	(100)	—	1,411	—	23	(100)	—
Note:
1Hedge ineffectiveness is recognised in net interest income.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	377

Notes to the financial statements (continued)

Assets and liabilities held at fair value
The following table shows the cash flow and net investment hedging instruments that are carried on the Group’s balance sheet:

		Carrying value			Nominal amount	Change in fair value used as a basis to determine ineffectiveness
		Derivative assets	Derivative liabilities	Loan liabilities
Hedge type	Risk category	£m	£m	£m	£m	£m
As at 31 December 2025
Cash flow	Interest rate risk	—	—	—	114,610	1,606
	Foreign exchange risk	2,485	(86)	—	30,429	1,952
	Inflation risk	—	—	—	6,373	121
	Total	2,485	(86)	—	151,412	3,679
Net investment	Foreign exchange risk	156	(43)	(10,688)	15,077	446

As at 31 December 2024
Cash flow	Interest rate risk	—	—	—	105,600	(779)
	Foreign exchange risk	2,338	(320)	—	35,202	120
	Inflation risk	—	—	—	6,378	(118)
	Total	2,338	(320)	—	147,180	(777)
Net investment	Foreign exchange risk	36	(66)	(12,189)	16,203	100
There are 20 (2024: 45) foreign exchange risk cash flow hedges with an average foreign exchange rate of 162.69 JPY:1 GBP (2024: 142.93
JPY: 1 GBP) across the relationships, 11 (2024: 11) foreign exchange risk cash flow hedges with an average foreign exchange rate of 1.26
USD:1 GBP (2024: 1.26 USD:1 GBP ) across the relationships, 14 (2024: 11) foreign exchange risk cash flow hedges with an average foreign exchange rate of 1.97  AUD:1 GBP (2024: 1.94 AUD:1 GBP) across the relationships and 2 (2024: 2) foreign exchange risk cash flow hedges with an average foreign exchange rate of 1.12 CHF:1 GBP (2024: 1.12 CHF:1 GBP) across the relationships.
The effect on the income statement and other comprehensive income of recycling amounts in respect of cash flow hedges and net investment hedges of foreign operations is set out in the following table:

	2025		2024
	Amount recycled from other comprehensive income due to hedged item affecting income statement	Amount recycled from other comprehensive income due to sale of investment, or cash flows no longer expected to occur	Amount recycled from other comprehensive income due to hedged item affecting income statement	Amount recycled from other comprehensive income due to sale of investment, or cash flows no longer expected to occur
Description of hedge relationship and hedged risk	£m	£m	£m	£m
Cash flow hedge of interest rate risk
Recycled to net interest income	(1,293)	—	(1,830)	—
Cash flow hedge of foreign exchange risk
Recycled to trading income	1,835	(20)	(12)	—
Hedge of net investment in foreign operations	—	—	—	—
Recycled to trading income	—	(18)	—	(1)
A detailed reconciliation of the movements of the cash flow hedging reserve and the currency translation reserve is as follows:

	2025		2024
	Cash flow hedging reserve	Currency translation reserve	Cash flow hedging reserve	Currency translation reserve
	£m	£m	£m	£m
Balance on 1 January	(2,930)	3,625	(3,707)	3,671
Currency translation movements	41	(1,595)	24	(160)
Hedging gains/(losses) for the year	3,634	446	(808)	100
Amounts reclassified in relation to cash flows affecting profit or loss	(522)	18	1,842	1
Tax	(889)	(1)	(281)	13
Balance on 31 December	(666)	2,493	(2,930)	3,625

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	378

Notes to the financial statements (continued)

Assets and liabilities held at fair value
15 Financial assets at fair value through other comprehensive income

Accounting for financial assets at fair value through other comprehensive income (FVOCI)
Financial assets that are debt instruments held in a business model that is achieved by both collecting contractual cash flows and selling and that contain contractual terms that give rise on specified dates to cash flows that are SPPI are measured at FVOCI. They are subsequently remeasured at fair value and changes therein (except for those relating to impairment, interest income and foreign currency exchange gains and losses) are recognised in other comprehensive income until the assets are sold. Interest (calculated using the effective interest method) is recognised in the income statement in net interest income (Note 3). Upon disposal, the cumulative gain or loss  in other comprehensive income is recognised in net investment income (Note 6).
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

	2025	2024
	£m	£m
Debt securities and other eligible bills	72,023	74,772
Equity securities	4	4
Loans and advances	2,367	3,283
Financial assets at fair value through other comprehensive income	74,394	78,059
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
Movements in own credit are reported through other comprehensive income, unless the effects of changes in the liability's credit risk would create or enlarge an accounting mismatch in P&L. In these scenarios, all gains and losses on that liability (including the effects of changes in the credit risk of the liability) are presented in P&L. On derecognition of the financial liability, no amount relating to own credit risk is recycled to the income statement.
The details on how the fair value amounts are arrived at for financial liabilities designated at fair value are described in Note 17.

	2025		2024
	Fair value	Contractual amount due on maturity	Fair value	Contractual amount due on maturity
	£m	£m	£m	£m
Debt securities	86,676	101,106	80,218	96,316
Deposits	48,960	51,225	46,383	48,201
Repurchase agreements and other similar secured borrowing	158,452	158,870	155,606	156,180
Other financial liabilities	20	20	17	17
Financial liabilities designated at fair value	294,108	311,221	282,224	300,714
The cumulative own credit net loss recognised is £1,335m (2024: £1,434m loss).

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	379

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
Wherever possible, fair value is determined by reference to a quoted market price for that instrument. For many of the Group’s financial assets and liabilities, including derivatives, quoted prices are not available and valuation models are used to estimate fair value. The models calculate the expected cash flows under the terms of each specific contract and then discount these values back to a present value.
These models use as their basis independently sourced market inputs including, for example, interest rate yield curves, equities and commodities prices, option volatilities and currency rates.
For financial liabilities measured at fair value, the carrying amount also reflects the effect on fair value of changes in own credit spreads derived from observable market data, such as in primary issuance and redemption activity for structured notes.
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
On initial recognition, the transaction price often reflects the fair value of the asset or liability.  However, in some circumstances, fair value may differ to the transaction price when there is information to the contrary. If the fair value of the instrument is observable from current market transactions in the same instrument, or based on a valuation technique whose inputs only include observable inputs, then the instrument is initially recognised at fair value and the difference to the transaction price is recognised in profit or loss.
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
Various factors influence the availability of observable inputs, and these may vary from product-to-product and change over time. Factors include the depth of activity in the relevant market, the type of product, whether the product is new and not widely traded in the marketplace, the maturity of market modelling and the nature of the transaction (bespoke or generic). To the extent that valuation is based on models or inputs that are not observable in the market, the determination of fair value can be more subjective, dependent on the significance of the unobservable input to the overall valuation. Unobservable inputs are determined based on the best information available, for example, by reference to similar assets, similar maturities, or other analytical techniques.
The sensitivity of valuations used in the financial statements to possible changes in significant unobservable inputs is shown on page 388.
Valuation Control Framework
The Barclays Group has an established valuation control framework that oversees valuation methodologies, standards and procedures.

Critical accounting estimates and judgements Key areas involving a higher degree of judgement or estimation include:

Judgements	Estimates
Classification of financial instruments with significant unobservable inputs as Level 3.	Valuation of Level 3 assets and liabilities are typically determined by referencing observable inputs, historical data, or employing other analytical techniques.

These estimates are considered to have a significant risk of resulting in a material adjustment to the carrying amounts of financial assets and financial liabilities measured at fair value within the next financial year.
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
For assets and liabilities traded in active markets, it is determined that the market valuation includes a representation of the prevailing view of climate-related risks. Within less active markets, for counterparties and instruments identified as being more susceptible to climate change risk, an impact assessment was performed through increasing their probability of default. The change in valuation of the assets and liabilities from this assessment was sufficiently immaterial to necessitate any amendment to the reported 2025 year-end valuations.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	380

Notes to the financial statements (continued)

Assets and liabilities held at fair value
Valuation
Assets and liabilities are classified according to a hierarchy that reflects the observability of significant market inputs. The three levels of the fair value hierarchy are defined below, with judgement applied in determining the boundary between Level 2 and 3 classifications.
Valuation techniques using quoted market prices – Level 1
Assets and liabilities are classified as Level 1 if their value is observable in an active market. Such instruments are valued by reference to unadjusted quoted prices for identical assets or liabilities in active markets where the quoted price is readily available, and the price represents actual and regularly occurring market transactions. An active market is one in which transactions occur with sufficient volume and frequency to provide pricing information on an ongoing basis.
Valuation techniques using observable inputs – Level 2
Assets and liabilities classified as Level 2 have been valued using models whose inputs are observable either directly or indirectly. A valuation input is considered observable if it can be directly observed from transactions in an active market, or if there is compelling external evidence demonstrating an executable exit price. Valuations based on observable inputs include assets and liabilities, such as swaps and forwards that are valued using market standard pricing techniques, and options that are commonly traded in markets where all the inputs to the market standard pricing models are observable. For certain instruments that derive a fair value using unobservable inputs that are not considered significant, then the asset or liability may be classified as Level 2.
Valuation techniques using significant unobservable inputs – Level 3
Assets and liabilities are classified as Level 3 if their valuation incorporates significant inputs that are not based on observable market data
(unobservable inputs). Unobservable input levels are generally determined via reference to observable inputs, historical observations or using other analytical techniques.
The following table shows the Group’s assets and liabilities that are held at fair value disaggregated by the fair value hierarchy and balance sheet classification:

Assets and liabilities held at fair value
	2025				2024
	Valuation techniques used				Valuation techniques used
	Quoted market price	Observable inputs	Significant unobservable inputs		Quoted market price	Observable inputs	Significant unobservable inputs
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
As at 31 December	£m	£m	£m	£m	£m	£m	£m	£m
Trading portfolio assets	111,158	68,556	10,347	190,061	77,761	78,577	10,115	166,453
Financial assets at fair value through the income statement	5,140	173,140	8,577	186,857	3,526	181,784	8,424	193,734
Derivative financial assets	108	250,639	1,712	252,459	101	291,352	2,077	293,530
Financial assets at fair value through other comprehensive income	51,717	19,578	3,099	74,394	25,913	48,407	3,739	78,059
Investment property	—	—	43	43	—	—	9	9
Total assets	168,123	511,913	23,778	703,814	107,301	600,120	24,364	731,785
Trading portfolio liabilities	(42,917)	(14,733)	(87)	(57,737)	(27,694)	(28,819)	(395)	(56,908)
Financial liabilities designated at fair value	(1,702)	(287,532)	(4,874)	(294,108)	(181)	(278,785)	(3,258)	(282,224)
Derivative financial liabilities	(93)	(237,650)	(3,065)	(240,808)	(86)	(276,148)	(3,181)	(279,415)
Total liabilities	(44,712)	(539,915)	(8,026)	(592,653)	(27,961)	(583,752)	(6,834)	(618,547)

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	381

Notes to the financial statements (continued)

Assets and liabilities held at fair value
The following table shows the Group’s Level 3 assets and liabilities that are held at fair value disaggregated by product type:

As at 31 December 2025	Loans	Corporate debt	Asset backed securities	Government and Government sponsored debt	Private equity investments	Issued debt	Reverse repurchase and repurchase agreements	Interest rate derivatives	Equity derivatives	Other products[1]	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Trading portfolio assets	5,667	1,849	874	1,513	—	—	—	—	—	444	10,347
Financial assets at fair value through the income statement	5,990	905	188	33	1,260	—	97	—	—	104	8,577
Derivative financial assets	—	—	—	—	—	—	—	759	522	431	1,712
Financial assets at fair value through other comprehensive income	2,235	25	756	79	4	—	—	—	—	—	3,099
Investment property	—	—	—	—	—	—	—	—	—	43	43
Total assets	13,892	2,779	1,818	1,625	1,264	—	97	759	522	1,022	23,778
Trading portfolio liabilities	—	(36)	—	(34)	—	—	—	—	—	(17)	(87)
Financial liabilities designated at fair value	—	—	—	—	(20)	(3,760)	(887)	—	—	(207)	(4,874)
Derivative financial liabilities	—	—	—	—	—	—	—	(612)	(1,602)	(851)	(3,065)
Total liabilities	—	(36)	—	(34)	(20)	(3,760)	(887)	(612)	(1,602)	(1,075)	(8,026)

As at 31 December 2024	Loans	Corporate debt	Asset backed securities	Government and Government sponsored debt	Private equity investments	Issued debt	Reverse repurchase and repurchase agreements	Interest rate derivatives	Equity derivatives	Other products[1]	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Trading portfolio assets	6,146	1,590	991	1,018	—	—	—	—	—	370	10,115
Financial assets at fair value through the income statement	5,455	913	139	35	1,166	—	539	—	—	177	8,424
Derivative financial assets	—	—	—	—	—	—	—	1,193	481	403	2,077
Financial assets at fair value through other comprehensive income	2,858	108	757	12	4	—	—	—	—	—	3,739
Investment property	—	—	—	—	—	—	—	—	—	9	9
Total assets	14,459	2,611	1,887	1,065	1,170	—	539	1,193	481	959	24,364
Trading portfolio liabilities	—	(374)	(6)	—	—	—	—	—	—	(15)	(395)
Financial liabilities designated at fair value	—	—	—	—	(17)	(1,842)	(1,379)	—	—	(20)	(3,258)
Derivative financial liabilities	—	—	—	—	—	—	—	(1,013)	(1,219)	(949)	(3,181)
Total liabilities	—	(374)	(6)	—	(17)	(1,842)	(1,379)	(1,013)	(1,219)	(984)	(6,834)
Note:
1Other products include certificate of deposits, funds and fund-linked products, equity cash products, investment property, credit derivatives and foreign exchange derivatives.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	382

Notes to the financial statements (continued)

Assets and liabilities held at fair value
Valuation techniques
The valuation techniques and observability used are described below:
Loans
Description: A drawn lending facility issued to corporate clients and customers.
Also includes Prime Brokerage Margin lending, and other similar secured lending agreements. The agreements are primarily short-term in nature.
Valuation: Loans are valued either using a price-based approach, or through models that discount expected future cash flows based on interest rates and loan spreads.
Prime Brokerage Margin Lending transactions are generally valued by discounting the expected future cash flows, using industry standard models that incorporate market interest rates and repurchase rates, based on the specific details of the transaction.
Observability: Within this loan population, the price or loan spread may be generally unobservable.
For Margin Lending inputs are deemed observable up to liquid maturities, and are determined based on the specific features of the transaction. Unobservable inputs are generally set by referencing liquid market instruments and applying extrapolation techniques, or inferred via another reasonable method.
Corporate debt
Description: Primarily corporate bonds.
Valuation: Corporate bonds are valued using observable market prices sourced from broker quotes, inter-dealer prices or other reliable pricing sources.
Observability: Prices for actively-traded bonds are considered observable. Unobservable bond prices are generally determined by reference to bond yields or credit default swap (CDS) spreads for actively-traded instruments issued by or referencing the same (or a similar) issuer.
Asset backed securities
Description: Securities that are linked to the cash flows of a pool of referenced assets via securitisation. The category includes residential mortgage backed securities, commercial mortgage backed securities, collateralised debt obligations (CDOs), collateralised loan obligations
(CLOs) and other asset backed securities.
Valuation: Where available, valuations are based on observable market prices sourced from broker quotes and inter-dealer prices and external vendors who provide pricing. Otherwise, valuations are determined using industry standard discounted cash flow analysis that calculates the fair value based on valuation inputs, such as constant default rate, conditional prepayment rate, loss given default and yield.
These inputs are determined by reference to a number of sources, including proxying to observed transactions, market indices or market research, and by assessing underlying collateral performance.
Proxying to observed transactions, indices or research requires an assessment and comparison of the relevant securities’ underlying attributes, including collateral, tranche, vintage, underlying asset composition (historical losses, borrower characteristics and loan attributes, such as loan to value ratio and geographic concentration) and credit ratings (original and current).
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
Observability: Observability assessment is performed with reference to bond market trading data. Bonds are assessed at Level 1 if they are traded in active market with a quoted price in line with requirements of IFRS 13. Unobservable bonds prices are generally determined by reference to bond yields for actively traded bonds from the same (or a similar) issuer.
Private equity investments
Description: Includes investments in equity holdings in operating companies not quoted on a public exchange.
Valuation: Private equity investments are valued in accordance with the ‘International Private Equity and Venture Capital Valuation
Guidelines’ that require the use of a number of individual pricing benchmarks, such as the prices of recent transactions in the same or similar entities, discounted cash flow analysis and comparison with the earnings or revenue multiples of listed companies. While the valuation of unquoted equity instruments is subjective by nature, the relevant methodologies are commonly applied by other market participants and have been consistently applied over time.
Observability: Inputs are considered observable if there is active trading in a liquid market of products with significant sensitivity to the inputs. Unobservable inputs include earnings or revenue estimates, multiples of comparative companies, marketability discounts and discount rates.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	383

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
Reverse repurchase and repurchase agreements
Description: Includes securities purchased under resale agreements, securities sold under repurchase agreements and other similar secured lending agreements. The agreements are primarily short-term in nature.
Valuation: Repurchase and reverse repurchase agreements are generally valued by discounting the expected future cash flows, using industry standard models that incorporate market interest rates and repurchase rates based on the specific details of the transaction.
Observability: Inputs are deemed observable up to liquid maturities or for consensus pricing with low pricing-range and are determined based on the specific features of the transaction. Unobservable inputs are generally set by referencing liquid market instruments and applying extrapolation techniques or inferred via another reasonable method.
Interest rate derivatives
Description: Derivatives linked to interest rates or inflation indices. The category includes futures, interest rate and inflation swaps, swaptions, caps, floors, inflation options and other exotic interest rate derivatives.
Valuation: Interest rate and inflation derivatives are generally valued using curves of forward rates constructed from market data to project and discount the expected future cash flows of trades. Instruments with optionality are valued using volatilities implied from market inputs and use industry standard or bespoke models depending on the product type.
Observability: In general, inputs are considered observable up to liquid maturities that are determined separately for each input and underlying. Unobservable inputs are generally set by referencing liquid market instruments and applying extrapolation techniques or inferred via another reasonable method.
Equity derivatives
Description: Exchange traded or  OTC derivatives linked to equity indices and single names. The category includes vanilla and exotic equity products.
Valuation: Equity derivatives are valued using industry standard models. Valuation inputs include stock prices, dividends, volatilities, interest rates, equity repurchase curves and, for multi-asset products, correlations.
Observability: In general, valuation inputs are observable up to liquid maturities that are determined separately for each input and underlying. Unobservable inputs are set by referencing liquid market instruments and applying extrapolation techniques or inferred via another reasonable method.
Foreign exchange derivatives
Description: Derivatives linked to the foreign exchange (FX) market. The category includes FX forward contracts, FX swaps and FX options. The majority are traded as over the counter (OTC) derivatives.
Valuation: FX derivatives are valued using industry standard and bespoke models, depending on the product type. Valuation inputs include
FX rates, interest rates, FX volatilities, interest rate volatilities, FX interest rate correlations and others, as appropriate.
Observability: FX correlations, forwards and volatilities are generally observable up to liquid maturities that are determined separately for each input and underlying. Unobservable inputs are set by referencing liquid market instruments and applying extrapolation techniques or inferred via another reasonable method.
Credit derivatives
Description: Derivatives linked to the credit spread of a referenced entity, index or basket of referenced entities or a pool of referenced assets
(e.g. a securitised product). The category includes single name and index credit default swaps (CDS) and total return swaps (TRS).
Valuation: Credit derivatives are valued on industry standard models, using curves of credit spreads as the principal input. Credit spreads are observed directly from broker data, third party vendors or priced to proxies.
Observability: Credit derivative contracts referencing entities that are actively traded are generally considered observable. Other valuation inputs are considered observable, if products with significant sensitivity to the inputs are actively traded in a liquid market. Unobservable valuation inputs are generally determined with reference to recent benchmark transactions or inferred from observable trades of the same issuer or similar entities.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	384

Notes to the financial statements (continued)

Assets and liabilities held at fair value
Assets and liabilities transferred between levels
During the year ended 31 December 2025, there were £42.7bn assets and £(9.9)bn liabilities transferred from Level 2 to Level 1  (year ended
31 December 2024: there were no material transfers). Additionally, there were £0.8bn assets and £(2.8)bn liabilities transferred from Level 2 to Level 3 (year ended 31 December 2024: there were no material transfers). These transfers reflect enhancement to the Group’s levelling policy, including the use of additional data in the active market assessment of Level 1 government bonds and updated assessments of unobservable market parameters for government bonds and issued debt, resulting in an increase in Level 3 balances.
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

Analysis of movements in Level 3 assets and liabilities
	As at 1 January 2025					Total gains and (losses) in the period recognised in the income statement		Total gains and (losses) in the period recognised in OCI	Transfers		As at 31 December 2025
		Purchases	Sales	Issues	Settlements	Trading income[2]	Other income		In	Out
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Trading portfolio assets	10,115	5,810	(4,157)	—	(1,554)	151	—	—	382	(400)	10,347
Financial assets at fair value through the income statement	8,424	2,858	(1,202)	—	(1,436)	95	72	—	60	(294)	8,577
Financial assets at fair value through other comprehensive income	3,739	922	(640)	—	(1,030)	4	(2)	—	118	(12)	3,099
Investment property	9	34	—	—	—	—	—	—	—	—	43
Trading portfolio liabilities	(395)	(55)	25	—	352	2	—	—	(28)	12	(87)
Financial liabilities designated at fair value	(3,258)	—	28	(503)	1,020	43	(3)	—	(2,954)	753	(4,874)
Net derivative financial instruments[1]	(1,104)	(447)	220	—	—	(44)	—	—	3	19	(1,353)
Total	17,530	9,122	(5,726)	(503)	(2,648)	251	67	—	(2,419)	78	15,752

Analysis of movements in Level 3 assets and liabilities
	As at 1 January 2024					Total gains and (losses) in the period recognised in the income statement		Total gains and (losses) in the period recognised in OCI	Transfers		As at 31 December 2024
		Purchases	Sales	Issues	Settlements	Trading income[2]	Other income		In	Out
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Trading portfolio assets	6,509	5,848	(1,817)	—	(865)	(9)	—	—	775	(326)	10,115
Financial assets at fair value through the income statement	8,249	2,704	(2,072)	—	(793)	(1)	218	—	207	(88)	8,424
Financial assets at fair value through other comprehensive income	1,078	3,116	(43)	—	—	3	22	(1)	49	(485)	3,739
Investment property	2	9	(2)	—	—	—	—	—	—	—	9
Trading portfolio liabilities	(368)	(26)	20	—	—	(7)	—	—	(15)	1	(395)
Financial liabilities designated at fair value	(1,222)	(415)	19	(1,146)	143	(74)	(20)	—	(893)	350	(3,258)
Net derivative financial instruments[1]	(1,113)	(568)	(6)	—	(16)	(64)	(1)	—	163	501	(1,104)
Total	13,135	10,668	(3,901)	(1,146)	(1,531)	(152)	219	(1)	286	(47)	17,530
Notes:
1The derivative financial instruments are represented on a net basis. On a gross basis, derivative financial assets are £1,712m (2024: £2,077m) and derivative financial liabilities are £(3,065)m (2024: £(3,181)m).
2 Trading income represents gains and losses on Level 3 financial instruments which in the majority are offset by losses and gains on financial instruments disclosed in Level 2.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	385

Notes to the financial statements (continued)

Assets and liabilities held at fair value
Unrealised gains and losses on Level 3 assets and liabilities
The following table discloses the unrealised gains and losses recognised in the year, arising on Level 3 assets and liabilities held at year end.

Unrealised gains and (losses) recognised during the period on Level 3 assets and liabilities held at year end
	2025				2024
	Income statement		Other compre- hensive income	Total	Income statement		Other compre- hensive income	Total
	Trading income[1]	Other income			Trading income[1]	Other income
	£m	£m	£m	£m	£m	£m	£m	£m
Trading portfolio assets	36	—	—	36	(9)	—	—	(9)
Financial assets at fair value through the income statement	94	72	—	166	2	94	—	96
Financial assets at fair value through other comprehensive income	4	(1)	—	3	3	22	(1)	24
Investment property	—	—	—	—	—	—	—	—
Trading portfolio liabilities	1	—	—	1	(7)	—	—	(7)
Financial liabilities designated at fair value	43	(3)	—	40	(77)	(9)	—	(86)
Net derivative financial instruments	(44)	—	—	(44)	(57)	(1)	—	(58)
Total	134	68	—	202	(145)	106	(1)	(40)
Note:
1Trading income represents gains and losses on Level 3 financial instruments which in the majority are offset by losses and gains on financial instruments disclosed in Level 2.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	386

Notes to the financial statements (continued)

Assets and liabilities held at fair value
Significant unobservable inputs
The following table discloses the valuation techniques and significant unobservable inputs for material products recognised at fair value and classified as Level 3 along with the range of values used for those significant unobservable inputs:

	Valuation technique(s)[1]	Significant unobservable inputs	2025 Range		2024 Range
			Min	Max	Min	Max	Units[2]
Derivative financial instruments[3]
Interest rate derivatives	Discounted cash flows	Inflation forwards	n/m4	n/m4	3	3%
		Credit spread	8	2,070	14	1,972	bps
		Yield	—	5	—	12%
	Option model	Interest rate volatility	29	152	19	175	bps vol
		FX - IR correlation	(36)	30	(36)	30%
		IR - IR correlation	35	98	33	98%
		IR - Inflation correlation	10	10	10	10%
		Inflation - Inflation correlation	5	5	5	5%
Equity derivatives	Discounted cash flow	Discount margin	(190)	350	(215)	351	bps
	Option model	Equity volatility	1	88	1	133%
		Equity - equity correlation	15	100	40	100%
Non-derivative financial instruments
Loans	Discounted cash flows	Loan spread	30	942	35	908	bps
		Credit spread	194	420	194	1,011	bps
		Discount margin	780	1,170	230	345	bps
		Yield	5	8	2	18%
	Comparable pricing	Comparable price	—	186	—	240	points
Asset backed securities	Comparable pricing	Comparable price	—	530	—	125	points
	Discounted cash flows	Discount margin	n/m4	n/m4	(137)	(25)	bps
	Option Model	Equity volatility	n/m4	n/m4	15	32%
Private equity investments	EBITDA multiple	EBITDA multiple	6	17	2	7	Multiple
	Earnings multiple	Earnings multiple	1	11	3	17	Multiple
	Discounted cash flow	Credit spread	297	522	210	430	bps
		Discount margin	8	10	8	10%
Corporate debt	Comparable pricing	Comparable price	—	239	—	2,322	points
Government and Government sponsored debt	Comparable pricing	Comparable price	—	231	—	123	points
Issued debt	Discounted cash flows	Credit spread	80	120	50	198	bps
	Option model	Equity volatility	1	95	1	111%
		Interest rate volatility	37	178	19	211	bps vol
Reverse repurchase and repurchase agreements	Discounted cash flows	Repo spread	100	148	14	186	bps
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
4Non-material Level 3 balances for these unobservable inputs.
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
Forwards
A price or rate that is applicable to a financial transaction that will take place in the future.
In general, a significant increase in a forward in isolation will result in a fair value increase for the contracted receiver of the underlying
(currency, bond, commodity, etc.), but the sensitivity is dependent on the specific terms of the instrument.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	387

Notes to the financial statements (continued)

Assets and liabilities held at fair value
Credit spread
Credit spreads typically represent the difference in yield between an instrument and a benchmark security or reference rate. Credit spreads reflect the additional yield that a market participant demands for taking on exposure to the credit risk of an instrument and forms part of the yield used in a discounted cash flow calculation.
In general, a significant increase in credit spread in isolation will result in a fair value decrease for a cash asset.
For a derivative instrument, a significant increase in credit spread in isolation can result in a fair value increase or decrease, depending on the specific terms of the instrument.
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
Correlation
Correlation is a measure of the relationship between the movements of two variables. Correlation can be a significant input into the valuation of derivative contracts with more than one underlying instrument. Credit correlation generally refers to the correlation between default processes for the separate names that make up the reference pool of a collateralised debt obligation (CDO) structure.
A significant increase in correlation in isolation can result in a fair value increase or decrease, depending on the specific terms of the instrument.
Discount Margin
Discount margin represents the additional yield over a benchmark rate that market participants require to compensate for credit risk, liquidity risk and other factors associated with the instrument. It is commonly used in discounted cash flow valuations.
In general, a significant increase in discount margin in isolation will result in a fair value decrease for the instrument, as higher required returns reduce present value. The sensitivity depends on the specific terms of the instrument.
Repo Spread
Repo spread refers to the difference between the repurchase agreement rate and a benchmark funding rate. It reflects market conditions, counterparty credit risk and liquidity premiums that influence the cost of financing through repos.
In general, a significant increase in repo spread in isolation will result in a fair value decrease for the instrument, as higher financing costs reduce its attractiveness. The sensitivity is dependent on the specific contractual terms.
Comparable price
Comparable instrument prices are used in valuation by calculating an implied yield (or spread over a liquid benchmark) from the price of a comparable observable instrument, then adjusting that yield (or spread) to account for relevant differences, such as maturity or credit quality.
Alternatively, a price-to-price basis can be assumed between the comparable and unobservable instruments in order to establish a value.
Loans include a portfolio of loans extended to clients within the Group’s leveraged finance business. Leveraged finance loans are originated where Barclays provides financing commitments to clients to facilitate strategic transactions, such as leverage buyouts and acquisitions. The sensitivity of the portfolio to unobservable inputs is judgmental, reflecting their illiquid nature and the significance of unobservable price inputs to the valuation.
In general, a significant increase in comparable price in isolation will result in an increase in the price of the unobservable instrument. For derivatives, a change in the comparable price in isolation can result in a fair value increase or decrease depending on the specific terms of the instrument.
Loan spread
Loan spreads typically represent the difference in yield between an instrument and a benchmark security or reference rate. Loan spreads typically reflect credit quality, the level of comparable assets, such as gilts and other factors, and form part of the yield used in a discounted cash flow calculation.
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

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	388

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
Sensitivities are  calculated on a monthly basis. The calculation is based on range or spread data of a reliable reference source or a scenario based on relevant market analysis alongside the impact of using alternative models. Sensitivities are calculated without reflecting the impact of any diversification in the portfolio.

Sensitivity analysis of valuations using unobservable inputs (relates to Level 3 portfolios)
	2025				2024
	Favourable changes		Unfavourable changes		Favourable changes		Unfavourable changes
	Income statement	Equity	Income statement	Equity	Income statement	Equity	Income statement	Equity
	£m	£m	£m	£m	£m	£m	£m	£m
Loans	245	21	(324)	(37)	653	43	(766)	(43)
Corporate debt	88	—	(68)	—	87	—	(56)	—
Asset backed securities	51	6	(43)	(6)	57	4	(40)	(4)
Government and Government sponsored debt	45	—	(41)	—	47	—	(56)	—
Private equity investments	218	1	(218)	(1)	232	—	(232)	—
Interest rate derivatives	109	—	(134)	—	98	—	(212)	—
Equity derivatives	336	—	(336)	—	199	—	(269)	—
Other products[1]	109	312	(108)	(89)	92	—	(104)	—
Total	1,201	340	(1,272)	(133)	1,465	47	(1,735)	(47)
Note:
1Other products include issued debt, reverse repurchase and repurchase agreements, certificate of deposits, funds and fund-linked products, equity cash products, credit derivatives and foreign exchange derivatives
The effect of stressing unobservable inputs to a range of reasonably possible alternatives, alongside considering the impact of using alternative models, would be to increase fair values by up to £1,541m (2024: £1,512m) or to decrease fair values by up to £1,405m (2024:
£1,782m) with substantially all the potential effect impacting profit and loss. Unfavourable changes shown in the table above are partly provided for through the capital and prudential valuation adjustment framework.
Fair value adjustments
Key balance sheet valuation adjustments are quantified below:

	2025	2024
	£m	£m
Exit price adjustments derived from market bid-offer spreads	(628)	(542)
Uncollateralised derivative funding	62	19
Derivative credit valuation adjustments	(155)	(184)
Derivative debit valuation adjustments	119	108
Exit price adjustments derived from market bid-offer spreads
The Group uses mid-market pricing where it is a market-maker and has the ability to transact at, or better than, mid-price (which is the case for certain equity, bond and vanilla derivative markets). For other financial assets and liabilities, bid-offer adjustments are recorded to reflect the exit level for the expected close out strategy. The methodology for determining the bid-offer adjustment for a derivative portfolio involves calculating the net risk exposure by offsetting long and short positions by strike and term in accordance with the risk management and hedging strategy.
Bid-offer levels are generally derived from market quotes, such as broker data. Less liquid instruments may not have a directly observable bid-offer level. In such instances, an exit price adjustment may be derived from an observable bid-offer level for a comparable liquid instrument, or determined by calibrating to derivative prices, or by scenario or historical analysis.
Exit price adjustments derived from market bid-offer spreads have increased by £86m.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	389

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
Uncollateralised
A fair value adjustment of £62m is applied to account for the impact of incorporating the cost/benefit of funding into the valuation of uncollateralised and partially collateralised derivative portfolios and collateralised derivatives where the terms of the agreement do not allow the rehypothecation of collateral received. The derivative funding adjustment has moved by £43m.
Derivative credit and debit valuation adjustments
Derivative credit valuation adjustments and derivative debit valuation adjustments are incorporated into derivative valuations to reflect the impact on fair value of counterparty credit risk and Barclays’ own credit quality, respectively. These adjustments are calculated for uncollateralised and partially collateralised derivatives across all asset classes. Derivative credit valuation adjustments and derivative debit valuation adjustments are calculated using estimates of exposure at default, probability of default and recovery rates, at a counterparty level.
Counterparties include (but are not limited to) corporates, Sovereigns and Sovereign agencies and Supranationals.
Exposure at default is generally estimated through the simulation of underlying risk factors through approximating with a more vanilla structure, or by using current or scenario-based mark to market as an estimate of future exposure.
Probability of default and recovery rate information is generally sourced from the credit default swap (CDS) markets. Where this information is not available, or considered unreliable, alternative approaches are taken based on mapping internal counterparty ratings onto historical or market-based default and recovery information.
Derivative credit valuation adjustments decreased by £(29)m. Derivative debit valuation adjustments increased by £11m.
Correlation between counterparty credit and underlying derivative risk factors, termed ‘wrong-way', or ‘right-way’ risk, is not systematically incorporated into the derivative credit valuation adjustments calculation, but is adjusted where the underlying exposure is directly related to the counterparty.
Barclays continues to monitor market practices and activity to ensure the approach to uncollateralised derivative valuation remains appropriate.
Unrecognised gains as a result of the use of valuation models using unobservable inputs
The amount that is yet to be recognised in income, relating to the difference between the transaction price (the fair value at initial recognition) and the amount that would have arisen had valuation models using unobservable inputs been used on initial recognition, is
£264m (2024: £273m) for financial instruments measured at fair value. There are additions and FX revaluation of  £55m (2024: £173m) and amortisation and releases of £64m (2024: £105m) for these instruments. For financial instruments carried at amortised cost, the amount that is yet to be recognised in income is £164m (2024: £173m). There are additions of £nil (2024: £nil) and amortisation and releases of £9m
(2024: £19m) for these instruments.
Third-party credit enhancements
Structured and brokered certificates of deposit issued by the Group are insured up to $250,000 per depositor by the Federal Deposit
Insurance Corporation (FDIC) in the United States. The FDIC is funded by fees that Barclays and other banks pay for deposit insurance coverage. The carrying value of these issued certificates of deposit that are designated under the IFRS 9 fair value option includes this third-
party credit enhancement. The on-balance sheet value of these brokered certificates of deposit amounted to £4,156m (2024: £4,844m).

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	390

Notes to the financial statements (continued)

Assets and liabilities held at fair value
Comparison of carrying amounts and fair values for assets and liabilities not held at fair value
The following table shows the fair value of financial assets and liabilities measured at amortised cost disaggregated by the fair value hierarchy and balance sheet classification

	2025					2024
	Carrying amount	Fair value	Level 1	Level 2	Level 3	Carrying amount	Fair value	Level 1	Level 2	Level 3
As at 31 December	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Financial assets
Debt securities at amortised cost	68,475	67,442	34,118	29,853	3,471	68,210	67,354	19,341	46,429	1,584
Loans and advances at amortised cost	361,523	361,517	7,631	71,157	282,729	346,273	343,016	6,977	73,606	262,433
Reverse repurchase agreements and other similar secured lending	17,622	17,622	—	17,622	—	4,734	4,734	—	4,734	—
Assets included in disposal groups classified as held for sale	5,801	6,065	—	—	6,065	9,544	9,628	—	3,520	6,108
Financial liabilities
Deposits at amortised cost	(585,613)	(585,689)	(421,488)	(160,433)	(3,768)	(560,663)	(560,393)	(410,955)	(146,607)	(2,831)
Repurchase agreements and other similar secured borrowing	(25,170)	(25,170)	—	(25,170)	—	(39,415)	(39,415)	—	(39,415)	—
Debt securities in issue	(119,033)	(121,439)	—	(119,590)	(1,849)	(92,402)	(94,463)	—	(92,066)	(2,397)
Subordinated liabilities	(12,954)	(13,483)	—	(12,764)	(719)	(11,921)	(12,434)	—	(11,697)	(737)
Liabilities included in disposal groups classified as held for sale	—	—	—	—	—	(3,647)	(3,647)	—	(3,647)	—
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
Debt securities at amortised cost
Debt securities at amortised cost are valued using observable market prices sourced from broker quotes, inter-dealer prices or other reliable pricing sources. Observability assessment is performed with reference to bond market trading data. Bonds are assessed at Level 1 if they are traded in active market, with a quoted price in line with requirements of IFRS 13. Where market data for the underlying bond is unavailable, a number of proxy/extrapolation techniques are employed to determine the appropriate fair value. The enhancements noted in levelling policy are applicable to the government bond reported at amortised cost.
Loans and advances at amortised cost
The fair value of loans and advances, for the purpose of this disclosure, is derived from discounting expected cash flows in a way that reflects the current market price or loan spreads of the borrowers. Where market data or credit information on the underlying borrowers is unavailable, a number of proxy/extrapolation techniques are employed to determine the appropriate discount rates.
Reverse repurchase agreements and other similar secured lending
The fair value of reverse repurchase agreements approximates carrying amounts as these balances are generally short dated and fully collateralised.
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
Assets & liabilities included in disposal groups classified as held for sale
The fair value for the purposes of this disclosure has been prepared in accordance with the products held for sale, and valuation techniques used to determine the expected sales price of these assets and liabilities that will be achieved when the disposal group is sold.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	391

Notes to the financial statements (continued)

Assets and liabilities held at fair value
18 Offsetting financial assets and financial liabilities
The Group reports financial assets and financial liabilities on a net basis on the balance sheet, only if there is a legally enforceable right to set-off the recognised amounts, and there is intention to settle on a net basis, or to realise the asset and settle the liability simultaneously. The following table shows the impact of netting arrangements on:
•All financial assets and liabilities that are reported net on the balance sheet
•All derivative financial instruments and reverse repurchase and repurchase agreements and other similar secured lending and borrowing agreements that are subject to enforceable master netting arrangements or similar agreements, but do not qualify for balance sheet netting.

	Amounts subject to enforceable netting arrangements						Amounts not subject to enforceable netting arrangements[3]	Balance sheet total[4]
	Effects of offsetting on-balance sheet			Related amounts not offset
	Gross amounts	Amounts offset[1]	Net amounts reported on the balance sheet	Financial instruments	Financial collateral[2]	Net amount
	£m	£m	£m	£m	£m	£m	£m	£m
As at 31 December 2025
Derivative financial assets	291,146	(42,571)	248,575	(194,743)	(43,404)	10,428	3,884	252,459
Reverse repurchase agreements and other similar secured lending[5]	779,674	(630,480)	149,194	—	(148,845)	349	916	150,110
Total assets	1,070,820	(673,051)	397,769	(194,743)	(192,249)	10,777	4,800	402,569
Derivative financial liabilities	(278,718)	43,257	(235,461)	194,743	28,546	(12,172)	(5,347)	(240,808)
Repurchase agreements and other similar secured borrowing[5]	(802,164)	630,480	(171,684)	—	171,684	—	(11,938)	(183,622)
Total liabilities	(1,080,882)	673,737	(407,145)	194,743	200,230	(12,172)	(17,285)	(424,430)

As at 31 December 2024
Derivative financial assets	334,885	(47,207)	287,678	(230,434)	(43,270)	13,974	5,852	293,530
Reverse repurchase agreements and other similar secured lending[5]	701,482	(556,373)	145,109	—	(144,670)	439	1,398	146,507
Total assets	1,036,367	(603,580)	432,787	(230,434)	(187,940)	14,413	7,250	440,037
Derivative financial liabilities	(318,897)	46,040	(272,857)	230,434	27,677	(14,746)	(6,558)	(279,415)
Repurchase agreements and other similar secured borrowing[5]	(731,622)	556,373	(175,249)	—	175,249	—	(19,772)	(195,021)
Total liabilities	(1,050,519)	602,413	(448,106)	230,434	202,926	(14,746)	(26,330)	(474,436)
Notes:
1Amounts offset for derivative financial assets additionally includes cash collateral netted of £6,086m (2024: £5,126m). Amounts offset for derivative financial liabilities additionally includes cash collateral netted of £5,400m (2024: £6,293m). Settlements assets and liabilities have been offset amounting to £38,196m (2024:
£25,133m).
2Financial collateral of £43,404m (2024: £43,270m) was received in respect of derivative assets, including £30,758m (2024: £30,637m) of cash collateral and
£12,646m (2024: £12,633m) of non-cash collateral. Financial collateral of £28,546m (2024: £27,677m) was placed in respect of derivative liabilities, including
£23,369m (2024: £23,126m) of cash collateral and £5,177m (2024: £4,551m) of non-cash collateral. The collateral amounts are limited to net balance sheet exposure, so as to not include overcollateralisation.
3This column includes contractual rights of set-off that are subject to uncertainty under the laws of the relevant jurisdiction.
4The balance sheet total is the sum of ‘Net amounts reported on the balance sheet that are subject to enforceable netting arrangements' and ‘Amounts not subject to enforceable netting arrangements’.
5Reverse repurchase agreements and other similar secured lending of £150,110m (2024: £146,507m) is split by fair value £132,488m (2024: £141,773m) and amortised cost £17,622m (2024: £4,734m). Repurchase agreements and other similar secured borrowing of £183,622m (2024: £195,021m) is split by fair value
£158,452m (2024: £155,606m) and amortised cost £25,170m (2024: £39,415m).
These offsetting and collateral arrangements and other credit risk mitigation strategies used by the Group are further explained in the Credit risk management section.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	392

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
Depreciation is provided on the depreciable amount of items of property, plant and equipment on a straight-line basis over their estimated useful economic lives. Depreciation rates, methods and the residual values underlying the calculation of depreciation of items of property, plant and equipment are kept under review to take account of any change in circumstances, including consideration on future Climate and Sustainability investments.
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
Investment property
The Group initially recognises investment property at cost, and subsequently at fair value at each balance sheet date, reflecting market conditions at the reporting date. Gains and losses on remeasurement are included in the income statement.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	393

Notes to the financial statements (continued)

Assets at amortised cost and other investments

	Investment property	Property	Equipment	Right of use assets[1]	Total
	£m	£m	£m	£m	£m
Cost
As at 1 January 2025	9	3,628	2,245	2,215	8,097
Additions	33	215	267	156	671
Disposals[2]	—	(158)	(68)	(87)	(313)
Exchange and other movements	1	(192)	11	45	(135)
As at 31 December 2025	43	3,493	2,455	2,329	8,320
Accumulated depreciation and impairment
As at 1 January 2025	—	(1,798)	(1,557)	(1,138)	(4,493)
Depreciation charge[3]	—	(139)	(236)	(136)	(511)
Impairment[3]	—	(3)	(1)	(7)	(11)
Disposals[2]	—	156	60	79	295
Exchange and other movements	—	99	7	14	120
As at 31 December 2025	—	(1,685)	(1,727)	(1,188)	(4,600)
Net book value	43	1,808	728	1,141	3,720
Cost
As at 1 January 2024	2	3,578	2,347	2,002	7,929
Additions	9	165	186	48	408
Disposals	(2)	(140)	(273)	(96)	(511)
Exchange and other movements	—	25	(15)	261	271
As at 31 December 2024	9	3,628	2,245	2,215	8,097
Accumulated depreciation and impairment
As at 1 January 2024	—	(1,778)	(1,563)	(1,171)	(4,512)
Depreciation charge[3]	—	(143)	(250)	(139)	(532)
Impairment[3]	—	(1)	—	(14)	(15)
Disposals	—	131	258	94	483
Exchange and other movements	—	(7)	(2)	92	83
As at 31 December 2024	—	(1,798)	(1,557)	(1,138)	(4,493)
Net book value	9	1,830	688	1,077	3,604
Notes:
1Right of use (ROU) asset balances relate to property leases under IFRS 16. Refer to Note 20 for further details.
2Disposals primarily pertain to fully depreciated assets which are not in use.
3Depreciation charge and impairment charge is part of Infrastructure, Administration and General expenses shown in Note 7.
4In 2024, Exchange and other movements in Right of use (ROU) asset balances include modification related to a lease extended by ~91 years
Property rentals of £7m  (2024: 11m) have been included in other income.
The fair value of investment property is determined by reference to current market prices for similar properties, adjusted as necessary, for condition and location, or by reference to recent transactions updated to reflect current economic conditions. Discounted cash flow techniques may be employed to calculate fair value where there have been no recent transactions, using current external market inputs, such as market rents and interest rates. Valuations are carried out by management with the support of appropriately qualified independent valuers.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	394

Notes to the financial statements (continued)

Assets at amortised cost and other investments
20 Leases

Accounting for leases
When the Group is the lessee, it is required to recognise both:
•a lease liability, measured at the present value of remaining cash flows on the lease
•a right of use (ROU) asset, measured at the amount of the initial measurement of the lease liability, plus any lease payments made prior to commencement date, initial direct costs, and estimated costs of restoring the underlying asset to the condition required by the lease, less any lease incentives received.
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
On the balance sheet, the ROU assets are included within property, plant and equipment and the lease liabilities are included within other liabilities.
The Group applies the recognition exemption in IFRS 16 for leases with a term not exceeding 12 months. For these leases, the lease payments are recognised as an expense on a straight-line basis over the lease term unless another systematic basis is more appropriate.
When the Group is the lessor, the lease must be classified as either a finance lease or an operating lease. A finance lease is a lease that confers substantially all the risks and rewards of the leased assets on the lessee. An operating lease is a lease where substantially all of the risks and rewards of the leased asset remain with the lessor.

As a lessor
Finance lease receivables are included within loans and advances at amortised cost.
The following table sets out a maturity analysis of lease receivables, showing the lease payments to be received after the reporting date.

	2025				2024
	Gross investment in finance lease receivables	Future finance income	Present value of minimum lease payments receivable	Unguaranteed residual values	Gross investment in finance lease receivables	Future finance income	Present value of minimum lease payments receivable	Unguaranteed residual values
	£m	£m	£m	£m	£m	£m	£m	£m
Not more than one year	1	—	1	—	7	(1)	6	—
One to two years	3	(1)	2	—	3	(1)	2	—
Two to three years	1	—	1	—	—	—	—	—
Total	5	(1)	4	—	10	(2)	8	—
Barclays provided leasing and other asset finance facilities to businesses and individual customers. There is no significant impairment allowance for finance lease receivables in current and previous year.
The Group does not have any material operating leases as a lessor.
Finance lease income
Finance lease income is included within interest income. The following table shows amounts recognised in the income statement during the year.

	2025	2024
	£m	£m
Finance income from net investment in lease	1	2
Profit on sales	—	—
As a lessee
The Group leases various offices, branches and other premises under non-cancellable lease arrangements to meet its operational business requirements. In some instances, Barclays will sublease property to third parties when it is no longer needed to meet business requirements.
Currently, Barclays does not have any material subleasing arrangements.
ROU asset balances relate to property leases only. Refer to Note 19 for the carrying amount of ROU assets.
The total expenses recognised during the year for short-term leases were  £1m (2024: £1m). The portfolio of short-term leases to which
Barclays is exposed at the end of the year is not dissimilar to the expenses recognised in the year.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	395

Notes to the financial statements (continued)

Assets at amortised cost and other investments

Lease liabilities
	2025	2024
	£m	£m
As at 1 January	1,205	971
Interest expense	71	71
New leases	155	45
Disposals	(14)	(18)
Cash payments	(196)	(204)
Exchange and other movements[1]	57	340
As at 31 December (see Note 22)	1,278	1,205
Note:
1Exchange and other movements in 2024  include modification related to a lease extended by ~91 years
The table below sets out a maturity analysis of undiscounted lease liabilities, showing the lease payments after the reporting date.

Undiscounted lease liabilities maturity analysis
	2025	2024
	£m	£m
Not more than one year	187	195
One to two years	170	173
Two to three years	153	149
Three to four years	142	126
Four to five years	120	113
Five to ten years	503	395
Greater than ten years	3,474	3,754
Total undiscounted lease liabilities as at 31 December	4,749	4,905
In 2024, Barclays had a lease modification for property "New York, 745 7th Avenue" wherein there was an extension of lease term by ~91 years.
In addition to the cash flows identified above, the Group is exposed to:
•Variable lease payments: This variability will typically arise from either inflation index instruments or market-based pricing adjustments.
Currently, Barclays has 205 (2024: 238) leases out of the total 603 (2024: 631) leases with variable payment terms. Of the gross cash flows identified above, £4,613m (2024: £4,634m) is attributable to leases with some degree of payment variability.
•Extension and termination options: The table above represents Barclays' best estimate of future cash outflows for leases, including assumptions regarding the exercising of contractual extension and termination options. The above gross cash flows include adjustments of
£5m (2024: £10m) and £1,820m (2024: £1,872m) in respect of leases for which Barclays is highly likely to exercise an early termination and a lease extension option, respectively.
In 2025, the Group does not have any sale and leaseback transaction (2024: Nil).
The Group does not have any restrictions or covenants imposed by the lessor on its property leases which restrict its businesses.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	396

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
Goodwill is reviewed annually for impairment, or more frequently when there are indications that impairment may have occurred. The test involves comparing the carrying value of a cash generating unit (CGU), including goodwill with the present value of the pre-tax cash flows, discounted at a rate of interest that reflects the inherent risks, of the CGU to which the goodwill relates, or the CGU's fair value if this is higher.
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

Annual rates in calculating amortisation	Amortisation period
Goodwill	Not amortised
Internally generated software[1]	12 months to 6 years
Other software	12 months to 6 years
Core Deposits	12 months to 5 years
Brand	12 months to 10 years
Customer lists	12 months to 25 years
Licences and other	12 months to 25 years

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	397

Notes to the financial statements (continued)

Assets at amortised cost and other investments
Intangible assets are reviewed for impairment when there are indications that impairment may have occurred. Intangible assets not yet available for use are reviewed annually for impairment.

		Intangible assets
	Goodwill	Internally generated software	Other software	Core deposits	Brand	Customer lists	Licences and other	Total
	£m	£m	£m	£m	£m	£m	£m	£m
2025
Cost
As at 1 January 2025	5,308	7,280	671	17	7	1,230	219	14,732
Additions	—	1,341	4	—	—	—	—	1,345
Disposals[1]	—	(1,306)	(5)	—	—	—	(3)	(1,314)
Exchange and other movements	(35)	(74)	(4)	—	—	(78)	(14)	(205)
As at 31 December 2025	5,273	7,241	666	17	7	1,152	202	14,558
Accumulated amortisation and impairment
As at 1 January 2025	(858)	(3,897)	(486)	(1)	(2)	(1,073)	(140)	(6,457)
Disposals[1]	—	1,306	4	—	—	—	3	1,313
Amortisation charge[2]	—	(1,135)	(63)	(3)	(1)	(33)	(10)	(1,245)
Impairment charge[2]	—	(8)	(1)	—	—	—	—	(9)
Exchange and other movements	—	41	2	—	—	71	10	124
As at 31 December 2025	(858)	(3,693)	(544)	(4)	(3)	(1,035)	(137)	(6,274)
Net book value	4,415	3,548	122	13	4	117	65	8,284
2024
As at 1 January 2024	5,035	7,190	717	—	7	1,569	156	14,674
Additions	263	1,225	12	17	—	66	66	1,649
Disposals[1]	—	(1,156)	(58)	—	—	(90)	(6)	(1,310)
Exchange and other movements	10	21	—	—	—	(315)	3	(281)
As at 31 December 2024	5,308	7,280	671	17	7	1,230	219	14,732
Accumulated amortisation and impairment
As at 1 January 2024	(858)	(3,965)	(478)	—	(1)	(1,438)	(140)	(6,880)
Disposals[1]	—	1,156	58	—	—	90	6	1,310
Amortisation charge[2]	—	(1,066)	(67)	(1)	(1)	(28)	(5)	(1,168)
Impairment charge[2]	—	(19)	—	—	—	—	—	(19)
Exchange and other movements	—	(3)	1	—	—	303	(1)	300
As at 31 December 2024	(858)	(3,897)	(486)	(1)	(2)	(1,073)	(140)	(6,457)
Net book value	4,450	3,383	185	16	5	157	79	8,275
Notes:
1Disposals pertain to  fully amortised  assets which are  not in use.
2Amortisation charge and impairment charge is part of Infrastructure, Administration and General expenses shown in Note 7.
Goodwill
Goodwill and Intangible assets are allocated to business operations according to business segments as follows:

	2025			2024
	Goodwill	Intangibles	Total	Goodwill	Intangibles	Total
	£m	£m	£m	£m	£m	£m
Barclays UK	3,872	1,013	4,885	3,872	1,042	4,914
Barclays UK Corporate Bank	—	256	256	—	59	59
Barclays UK Private Bank and Wealth Management	95	298	393	95	251	346
Barclays US Consumer Bank	414	516	930	444	513	957
Barclays Investment Bank	—	1,751	1,751	0	1,902	1,902
Head Office	34	35	69	39	58	97
Total	4,415	3,869	8,284	4,450	3,825	8,275
Critical accounting estimates and judgements
Goodwill
Key areas involving a higher degree of judgement or estimation include:

Judgements	Estimates
Identification of cash generating units (CGUs) and allocation of goodwill for impairment testing.	The value-in-use (VIU) of a CGU for impairment testing includes forecasting future cash flows and determination of the discount rate.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	398

Notes to the financial statements (continued)

Assets at amortised cost and other investments
The Group does not consider there to be a significant risk of a material adjustment to the carrying amount of goodwill in the next financial year.
Testing goodwill for impairment involves a significant amount of judgement. Goodwill is allocated to CGUs for the purpose of impairment testing. The review of goodwill for impairment involves calculating a value in use (VIU) valuation, which is compared to the carrying value of a CGU associated with the goodwill to determine whether any impairment has occurred. This includes the identification of independent
CGUs across the organisation and the allocation of goodwill to those CGUs.
The calculation of a value in use contains a high degree of uncertainty in estimating the future cash flows and the rates used to discount them.
Key judgements include determining the carrying value of the CGU, the cash flows and discount rates used in the calculation.
•The cash flow forecasts used by management involve judgement and are based upon a view of the prospects of the business and market conditions at the point in time the assessment is prepared, including the potential effect of climate change. The estimation of cash flows is sensitive to the periods for which detailed forecasts are available and to assumptions regarding long-term sustainable cash flows.
•The discount rates applied to the future cash flows also involve judgement. The discount rates used are compared to market participants to ensure that they are appropriate and based on an estimated cost of equity for each CGU.
•The choice of a terminal growth rate used to determine the present value of the future cash flows of the CGUs is also a judgement that can impact the outcome of the assessment. The terminal growth rate and discount rates used may vary due to external market rates and economic conditions that are beyond management’s control, including the potential effect of climate change.
Further details of some of the key judgements are set out below.
2025 impairment review
The 2025 impairment review was performed during Q4 2025, with the approach and analysis set out below.
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
Goodwill is only reallocated if there is a change in its use or when reporting structures are altered in a way that changes the composition of one or more cash generating units to which goodwill has been allocated.  During H1 2025, Barclays Bank UK Group revised its internal reporting structure to align with strategic changes and allocation of resources. As a result, a new reportable segment of Retail Banking has replaced the previously reported Personal Banking and Barclaycard Consumer UK segments.
Cash flows
The five-year cash flows used in the calculation are based on the formally agreed medium-term plans approved by the Board. These are prepared using macroeconomic assumptions which management consider reasonable and supportable, and reflect business agreed initiatives for the forecast period. The macroeconomic assumptions underpinning the medium-term plan were determined during 2025 and management has considered whether there are subsequent significant changes in those assumptions which would adversely impact the results of the impairment review.
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
Discount rates
IAS 36 requires that the discount rate used in a value in use calculation reflects the pre-tax rate an investor would require if they were to choose an investment that would generate similar cash flows to those that the entity expects to generate from the asset. In determining the discount rate, management identified the cost of equity associated with market participants that closely resemble the Group's CGUs. The cost of equity has been used as the discount rate in the impairment assessment and applied to the post-tax cash flows of the CGU. This post-tax method incorporates the impact of changing tax rates on the cash flows and is expected to produce the same VIU result as a pre-tax method adjusted for varying tax rates. Using the resultant VIU, the equivalent pre-tax discount rate has been calculated. The cost of equity rate used for all CGUs in this year’s calculation has increased to reflect volatility in markets, an increase in risk free rate and a higher market risk premium rate. The range of equivalent pre-tax discount rates applicable across the CGUs range from  15.2% to 19.6% (2024: 14.7% to
19.2%).
Terminal growth rate
The terminal growth rate is used to estimate the effect of projecting cash flows to the end of an asset’s useful economic life. It is management’s judgement that the cash flows associated with the CGUs will grow in line with the major economies in which the Group operates. Inflation rates are used as an approximation of future growth rates and form the basis of the terminal growth rates applied. The terminal growth rate used is  2.0% (2024: 2.0%).

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	399

Notes to the financial statements (continued)

Assets at amortised cost and other investments
Outcome of goodwill and intangibles review
The Retail Banking CGU carries the majority of the Group’s goodwill balance, predominantly as a consequence of the Woolwich acquisition. The goodwill within Retail Banking  was £3,243m (2024: £3,243m), of which £2,501m (2024: £2,501m) was attributable to
Woolwich, and within Business Banking was £629m (2024: £629m), fully attributable to Woolwich.
The largest portion of the Group's intangible assets sits within the Barclays Investment Bank CGU, with an allocation of £1,751m (2024:
£1,902m).
Based on management's plans and assumptions the value in use exceeds the carrying value of the CGUs and no impairment has been indicated in 2025.
The outcome of the impairment review for Retail Banking, Business Banking and Barclays US Consumer Bank are set out below:

Cash generating unit	Tangible equity	Goodwill	Intangibles	Carrying value	Value in use	Value in use exceeding carrying value 2025	Value in use exceeding carrying value 2024
	£m	£m	£m	£m	£m	£m	£m
Retail Banking	9,619	3,243	795	13,657	19,961	6,304	1,925
Business Banking	1,987	629	208	2,824	8,069	5,245	3,197
Barclays US Consumer Bank	3,055	414	519	3,988	7,081	3,093	480
Total	14,661	4,286	1,522	20,469	35,111	14,642	5,602
Note:
1For comparative purposes, the 2024 figures have been re-presented to reflect the cash-generating units within the new operating divisions introduced in the first half of 2025. Goodwill related to Retail Banking, which was previously reported under Personal Banking and Barclaycard Consumer UK, has now been reclassified accordingly.
All of the above CGUs have seen an increase in value in use in the period, which is mainly attributable to improved performance expectations.
Sensitivity of key judgements
Headroom is sensitive to possible adverse changes in the key assumptions that support the recoverable amount:
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
Allocated capital rate: Tangible equity is allocated based on the level of risk weighted assets (RWAs) and capital required to be deployed in the CGU, which is dependent on the relative risk of businesses. The capital rate used in determining the level of tangible equity allocated to the
CGU and its capital cash flows could move over time. The impact of a 50bps increase in capital rate is quantified below.
The sensitivity of the value in use to key judgements in the calculations for certain CGUs holding goodwill balances is set out below:

Cash generating unit	Carrying value	Value in use	Value in use exceeding carrying value	Discount rate	Reduction in headroom				Change required to reduce headroom to zero
					100 bps increase in the discount rate	100 bps decrease in terminal growth rate	50 bps increase to allocated capital rate	10% reduction in forecasted cash flows	Discount rate	Terminal growth rate	Allocated capital rate	Cash flows
	£m	£m	£m	%	£m	£m	£m	£m	%	%	%	%
Retail Banking	13,657	19,961	6,304	19.6	(1,164)	(676)	(428)	(2,189)	7.4	(17.8)	7.4	(28.8)
Barclays US Consumer Bank	3,988	7,081	3,093	16.8	(572)	(368)	(229)	(901)	8.0	(16.8)	6.7	(34.3)
Total	17,645	27,042	9,397

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	400

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
balance sheet.

22 Other liabilities

	2025	2024
	£m	£m
Accruals and deferred income	4,261	4,479
Other creditors	4,477	4,828
Items in the course of collection due to other banks	97	99
Lease liabilities (refer to Note 20)	1,278	1,205
Other liabilities	10,113	10,611
23 Provisions

Accounting for provisions
Provisions are recognised for present obligations arising as consequences of past events where it is more likely than not that a transfer of economic benefit will be necessary to settle the obligation, which can be reliably estimated.

Critical accounting estimates and judgements
Key areas involving a higher degree of judgement or estimation include:
These estimates are considered to have a significant risk of resulting in a material adjustment to the carrying amounts of provisions within the next financial year.
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
When matters are at an early stage, accounting judgements and estimates can be difficult because of the high degree of uncertainty involved. Management continues to monitor matters as they develop to re-evaluate on an ongoing basis whether provisions should be recognised, however there can remain a wide range of possible outcomes and uncertainties, particularly in relation to legal, competition and regulatory matters, and as a result, it is often not practicable to make meaningful estimates, even when matters are at a more advanced stage.
The amount that is recognised as a provision can also be very sensitive to the assumptions made in calculating it. This gives rise to a large range of potential outcomes which require judgement in determining an appropriate provision level. See Note 25 for more detail of legal, competition and regulatory matters.

Judgements	Estimates
Determination as to whether a present obligation exists.	Estimation uncertainty in the probability, timing, nature and quantum of outflows.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	401

Notes to the financial statements (continued)

Accruals, provisions, contingent liabilities and legal proceedings

			Legal, competition and regulatory matters		Sundry provisions
	Redundancy and restructuring	Customer redress		Onerous contracts		Total
	£m	£m	£m	£m	£m	£m
As at 1 January 2025	213	299	59	14	359	944
Additions	267	302	114	41	165	889
Amounts utilised	(210)	(43)	(89)	(14)	(76)	(432)
Unused amounts reversed	(79)	(13)	(3)	—	(48)	(143)
Exchange and other movements	(1)	(2)	(2)	—	(5)	(10)
As at 31 December 2025	190	543	79	41	395	1,248
Undrawn contractually committed facilities and guarantees
As at 1 January 2025						439
Net change in expected credit loss provision and other movements						(23)
As at 31 December 2025						416
Total provisions
As at 1 January 2025						1,383
As at 31 December 2025						1,664
Provisions expected to be recovered or settled within no more than 12 months after 31 December 2025 are £1,400m (2024: £1,192m).
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
Motor finance provision
From 2003 to late 2019, Clydesdale Financial Services Limited (CFSL), a wholly-owned subsidiary of the Group, provided motor finance to customers in the UK.
In January 2024, the FCA appointed a skilled person to undertake a review of the historical use of discretionary commission arrangements and sales in the motor finance market across several firms. This review followed two final decisions by the UK Financial Ombudsman
Service (FOS) and a number of complaints and court claims, including some against CFSL.
On 7 October 2025, the FCA began consulting on an industrywide compensation scheme for eligible motor finance customers. Barclays has engaged with the FCA as part of its consultation process and the FCA has stated that, if it introduces a redress scheme, it expects to publish a policy statement and final rules in February or March 2026, with compensation to consumers beginning later in 2026. The FCA has indicated
that it expects to lift the existing pause on the handling of certain motor finance complaints on 31 May 2026, subject to the terms of the FCA redress scheme, if adopted.
Barclays considers it more likely than not that a redress scheme will be implemented by the FCA. As a result, Barclays has recognised a provision of £325m in respect of this matter as at 31 December 2025 (as at 31 December 2024: £90m). Recognising that the proposed terms of the FCA redress scheme are subject to consultation, in calculating potential redress costs and the amount of provision required, Barclays has applied a weighted average of multiple scenarios, each incorporating differing evaluations of the FCA’s current proposals. The current provision reflects the estimated number of motor finance cases falling within the scope of the FCA redress scheme as proposed by the FCA consultation paper (which covers regulated motor finance agreements between 6 April 2007 and 1 November 2024 where a commission was payable by the lender to the broker), the anticipated level of customer redress reflecting the FCA’s proposed methodology, the estimated customer response rate with reference to Barclays previous remediation exercises, and the costs associated with implementing the FCA’s proposed approach to customer engagement.
The final terms of the FCA redress scheme remain uncertain pending publication of the FCA’s policy statement and final scheme rules.
Accordingly, the legal and regulatory outcomes and the nature, extent and timing of any remediation action, if required, remain uncertain.
The ultimate financial impact on Barclays could differ from the recognised provision, which represents Barclays’ best estimate of the cost of redress based on the information currently available to Barclays.
Legal, competition and regulatory matters
The Group is engaged in various legal proceedings, both in the UK and a number of other overseas jurisdictions, including the US. For further information in relation to legal proceedings and discussion of the associated uncertainties, refer to Note 25.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	402

Notes to the financial statements (continued)

Accruals, provisions, contingent liabilities and legal proceedings
Onerous contracts
Onerous contract provisions comprise an estimate of the unavoidable costs involved with fulfilling the terms and conditions of contracts net of any expected benefits to be received.
Sundry provisions
This category includes provisions that do not fit into any of the other categories, such as fraud losses and dilapidation provisions.
Undrawn contractually committed facilities and guarantees
Undrawn contractually committed facilities and guarantees provisions are accounted under IFRS9. Impairment allowance under IFRS 9 considers both the drawn and the undrawn counterparty exposure. For retail portfolios, the total impairment allowance is allocated to the drawn exposure to the extent that the allowance does not exceed the exposure as ECL is not reported separately. Any excess is reported on the liability side of the balance sheet as a provision. For wholesale portfolios, the impairment allowance on the undrawn exposure is reported on the liability side of the balance sheet as a provision. Further analysis of the movement  is disclosed within the 'Movement in gross exposures and impairment allowance including provisions for loan commitments and financial guarantees' in the expected credit loss provision table on page 231.
24 Contingent liabilities and commitments

Accounting for contingent liabilities
Contingent liabilities are possible obligations whose existence will be confirmed only by uncertain future events and present obligations where the transfer of economic resources is uncertain or cannot be reliably measured. Contingent liabilities are not recognised on the balance sheet, but are disclosed unless the likelihood of an outflow of economic resources is remote.
The following table summarises the nominal principal amount of contingent liabilities and commitments which are not recorded on-
balance sheet:

	2025	2024
	£m	£m
Guarantees and letters of credit pledged as collateral security	16,749	16,713
Performance guarantees, acceptances and endorsements	8,625	8,633
Total contingent liabilities and financial guarantees	25,374	25,346
• Of which: Financial guarantees and letters of credit carried at fair value	905	988

Documentary credits and other short-term trade related transactions	1,103	1,433
Standby facilities, credit lines and other commitments	423,503	421,716
Total commitments[1]	424,606	423,149
• Of which: Loan commitments carried at fair value	21,292	15,350
Note:
1Includes exposures relating to financial assets classified as assets held for sale.
Provisions for expected credit losses held against contingent liabilities and commitments equal £416m (2024: £439m) and are reported in
Note 23. Further details on contingent liabilities relating to legal and competition and regulatory matters can be found in Note 25.
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
1. Barclays PLC and Barclays Bank PLC
Proceedings relating to certain advisory services agreements
In 2023, Barclays Bank PLC received requests for arbitration from two Jersey special purpose vehicles connected to PCP International
Finance Limited asserting claims in relation to the October 2008 capital raising. This matter is now concluded, and there are no other outstanding matters relating to the advisory services agreements.
Civil actions related to LIBOR and other benchmarks
Various individuals and corporates in a range of jurisdictions have threatened or brought civil actions against the Group and other banks in relation to the alleged manipulation of LIBOR and/or other benchmarks.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	403

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
With respect to USD LIBOR, one action alleging that Barclays Bank PLC, Barclays Capital Inc. (BCI) and other financial institutions individually and collectively violated provisions of the US Sherman Antitrust Act (Sherman Act), the US Commodity Exchange Act, the US
Racketeer Influenced and Corrupt Organizations Act (RICO), the US Securities Exchange Act of 1934 and various state laws by manipulating USD LIBOR rates remains, seeking unspecified damages. In September 2025, the US federal district court in the Southern
District of New York (SDNY) granted the defendants' motion for summary judgment and dismissed the remaining USD LIBOR litigations, including the action against the Group. The plaintiffs are appealing the decision. A separate USD LIBOR action pending in the SDNY was previously settled. The settlement is not material to the Group’s operating results, cash flows or financial position.
With respect to Sterling LIBOR, consolidated class actions filed in the SDNY against Barclays Bank PLC, BCI and other Sterling LIBOR panel banks alleging, among other things, manipulation of the Sterling LIBOR rate in violation of the Sherman Act, US Commodity
Exchange Act and RICO, were dismissed in 2018. The US Court of Appeals for the Second Circuit (Second Circuit) affirmed the dismissal in September 2025. This matter is concluded.
With respect to ICE LIBOR, in August 2020, a group of individual plaintiffs in the US District Court for the Northern District of California
on behalf of individual borrowers and consumers of loans and credit cards with variable interest rates linked to USD ICE LIBOR brought an action against Barclays Bank PLC and other financial institutions alleging Sherman Act violations. The defendants’ motion to dismiss the case was granted in 2022. The US Court of Appeals for the Ninth Circuit affirmed the dismissal in December 2024. The plaintiffs' petition for US Supreme Court review was denied in June 2025, concluding the matter.
Non-US benchmarks civil actions
The remaining UK claim, issued in 2017, against Barclays Bank PLC and other banks in connection with alleged manipulation of LIBOR has now settled. The settlement is not material to the Group's operating results, cash flows or financial position. Proceedings are ongoing in
Spain and Italy relating to alleged manipulation of LIBOR and EURIBOR. The proceedings in Israel have concluded.
Foreign exchange civil actions
Legal proceedings have been brought or are threatened against Barclays PLC, Barclays Bank PLC, BCI and Barclays Execution Services
Limited (BX) in connection with alleged manipulation of foreign exchange in the UK, the Netherlands, Israel, Brazil and Australia. In
Australia, the court has approved the settlement and the proceedings are concluded. In Israel, a settlement in principle has been agreed subject to court approval. The settlements are not material to the Group's operating results, cash flows or financial position.
The above-mentioned proceedings include a class action filed against Barclays PLC, Barclays Bank PLC, BX, BCI and other financial institutions in the UK Competition Appeal Tribunal (CAT) in 2019. The CAT refused to certify the claim in 2022 and in 2023, the Court of
Appeal overturned the CAT’s decision and found that the claim should be certified on an opt-out basis. Barclays and the other financial institutions involved appealed this decision and, in December 2025, the UK Supreme Court issued a judgment in their favour, establishing that this claim should be brought as an opt-in class action.
Metals-related civil actions
A US civil complaint alleging manipulation of the price of silver in violation of the US Commodity Exchange Act, the Sherman Act and
state antitrust and consumer protection laws was brought by a proposed class of plaintiffs against a number of banks, including Barclays
Bank PLC, BCI and BX. The complaint, which is filed in the SDNY, was dismissed against the Barclays entities and certain other defendants in 2018, and against the remaining defendants in 2023. The plaintiffs have appealed the dismissal of the complaint against all defendants.
Civil actions have also been filed in Canadian courts against Barclays PLC, Barclays Bank PLC, Barclays Capital Canada Inc. and BCI on
behalf of proposed classes of plaintiffs alleging manipulation of gold and silver prices. The Barclays entities have reached a settlement in principle, which will require court approval. The settlement is not material to the Group's operating results, cash flows or financial position.
US residential mortgage-related civil action
There remains one US Residential Mortgage-Backed Securities (RMBS) related civil action arising from unresolved repurchase requests submitted by Trustees for certain RMBS, alleging breaches of various loan-level representations and warranties made by Barclays Bank PLC and/or a subsidiary acquired in 2007. Barclays’ motion to dismiss the action was denied in 2023. The parties appealed the decision and in
January 2025, the appellate court reversed the lower court’s decision and dismissed the action. The plaintiff has requested review by the New
York State Court of Appeals.
Government and agency securities civil actions
Treasury auction securities civil actions
Consolidated purported class action complaints filed in US federal court against Barclays Bank PLC, BCI and other financial institutions under the Sherman Act and state common law allege that the defendants: (i) conspired to manipulate the US Treasury securities market; and/
or (ii) conspired to prevent the creation of certain platforms by boycotting or threatening to boycott such trading platforms. The court dismissed the consolidated action in 2021 and the plaintiffs filed an amended complaint. The defendants’ motion to dismiss the amended complaint was granted in 2022. The plaintiffs appealed this decision, and in February 2024 the appellate court affirmed the dismissal. The plaintiffs did not seek US Supreme Court review, thereby concluding the matter.
In addition, certain plaintiffs have filed a related, direct action against BCI and certain other financial institutions, alleging that defendants conspired to fix and manipulate the US Treasury securities market in violation of the Sherman Act, the US Commodity Exchange Act and
state common law. This action remains stayed.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	404

Notes to the financial statements (continued)

Accruals, provisions, contingent liabilities and legal proceedings
Variable Rate Demand Obligations civil actions
Civil actions have been filed against Barclays Bank PLC and BCI and other financial institutions alleging the defendants conspired or colluded to artificially inflate interest rates set for Variable Rate Demand Obligations (VRDOs). VRDOs are municipal bonds with interest rates that reset on a periodic basis, most commonly weekly. An action in state court has been filed by private plaintiffs on behalf of the state of California. A settlement in principle has been agreed in that action, subject to court approval. This settlement is not material to the Group's operating results, cash flows or financial position. In addition, three purported class action complaints have been consolidated in the SDNY.
In the consolidated SDNY class action, certain of the plaintiffs’ claims were dismissed in 2020 and 2022 and the plaintiffs’ motion for class certification was granted in 2023, which means the case may proceed as a class action. The defendants appealed and the decision was affirmed by the Second Circuit in August 2025. The defendants have petitioned for US Supreme Court review.
Odd-lot corporate bonds antitrust class action
In 2020, BCI, together with other financial institutions, was named as a defendant in a purported class action in the US. The complaint alleges a conspiracy to boycott developing electronic trading platforms for odd-lots and price fixing. The plaintiffs demand unspecified money damages. The defendants’ motion to dismiss was granted in 2021, which the plaintiffs appealed. In July 2024, the Second Circuit vacated the judgment and remanded the case to the SDNY, where the plaintiffs filed a second amended complaint in September 2024. The defendants' motion to dismiss was granted in its entirety in September 2025. The parties have stipulated to the discontinuance of the action, thereby concluding the matter.
Credit Default Swap civil action
A purported antitrust class action is pending in New Mexico federal court against Barclays Bank PLC, BCI and various other financial institutions. The plaintiffs, the New Mexico State Investment Council and certain New Mexico pension funds, allege that the defendants conspired to manipulate the benchmark price used to value Credit Default Swap (CDS) contracts at settlement (i.e. the CDS final auction price). The plaintiffs allege violations of US antitrust laws and the US Commodity Exchange Act, and unjust enrichment under state law. The defendants’ motion to dismiss was denied in 2023. In January 2024, the SDNY ruled that settlement in an earlier CDS antitrust litigation bars these plaintiffs from asserting claims based on conduct occurring before 30 June 2014. The plaintiffs appealed to the Second Circuit and the appeal was denied in May 2025. The case has returned to New Mexico federal court and the defendants have filed a motion for judgment on the pleadings.
Interest rate swap and credit default swap US civil actions
Barclays PLC, Barclays Bank PLC and BCI, together with other financial institutions that act as market makers for interest rate swaps (IRS), are named as defendants in several antitrust actions, including one purported class action and individual actions brought by certain swap execution facilities, which are consolidated in the SDNY. The complaints allege the defendants conspired to prevent the development of exchanges for IRS and demand unspecified money damages. The parties have reached a settlement of the class action, which received final court approval and was paid in 2024. The individual claims are proceeding separately in the SDNY.
BDC Finance L.L.C.
In 2008, BDC Finance L.L.C. (BDC) filed a complaint in the Supreme Court of the State of New York, demanding damages of $298m, alleging that Barclays Bank PLC had breached a contract in connection with a portfolio of total return swaps governed by an ISDA Master
Agreement. Following a trial, the court ruled in 2018 that Barclays Bank PLC was not a defaulting party, which was affirmed on appeal.
Barclays Bank PLC filed a counterclaim against BDC for damages, legal fees, expenses and interest. In November 2025, the court granted
Barclays' pretrial motion to exclude certain evidence. BDC is appealing. A trial on damages will be scheduled.
Civil actions in respect of the US Anti-Terrorism Act
Eight civil actions, on behalf of more than 4,000 plaintiffs, were filed in US federal courts in the US District Court in the Eastern District of
New York (EDNY) and SDNY against Barclays Bank PLC and a number of other banks. The complaints generally allege that Barclays Bank
PLC and those banks engaged in a conspiracy to facilitate US dollar-denominated transactions for the Iranian government and various
Iranian banks, which in turn funded acts of terrorism that injured or killed the plaintiffs or the plaintiffs’ family members. The plaintiffs seek to recover damages for pain, suffering and mental anguish under the US Anti-Terrorism Act, which allows for the trebling of any proven damages.
The court granted the defendants’ motions to dismiss three out of the six actions in the EDNY. The plaintiffs appealed in one action and the dismissal was affirmed, and judgment was entered, in 2023. The plaintiffs’ motion to vacate the judgment was denied in September 2025.
The other two dismissed actions in the EDNY were consolidated into one action. The plaintiffs in that action, and in one other action in the
EDNY, filed amended complaints and the defendants' motion to dismiss is fully briefed. The two other actions in the EDNY are currently stayed. Out of the two actions in the SDNY, the court granted the defendants’ motion to dismiss the first action. That action is stayed, and the second SDNY action is stayed pending any appeal on the dismissal of the first.
Shareholder derivative action
In 2020, a purported Barclays shareholder filed a purported derivative action in New York state court against BCI and a number of current and former members of the Board of Directors of Barclays PLC and senior executives or employees of the Group. The shareholder plaintiff filed the claim on behalf of nominal defendant Barclays PLC, alleging that the individual defendants harmed the company through breaches of their duties, including under the Companies Act 2006. The plaintiff sought damages on behalf of Barclays PLC for the losses that Barclays
PLC allegedly suffered as a result of these alleged breaches. An amended complaint was filed in 2021, which BCI and certain other defendants moved to dismiss. The motion to dismiss was granted in 2022. The plaintiff appealed the decision, and the dismissal was unanimously affirmed in 2023 by the First Judicial Department in New York. The plaintiff  appealed the First Judicial Department’s decision to the New York Court of Appeals. The dismissal was affirmed by the New York Court of Appeals in May 2025, concluding the matter. In

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	405

Notes to the financial statements (continued)

Accruals, provisions, contingent liabilities and legal proceedings
November 2025, the same plaintiff filed a new complaint in New York state court against the same defendants. Barclays has not yet been served.
Skilled person review in relation to historical timeshare loans and associated matters
Clydesdale Financial Services Limited (CFSL), a subsidiary of the Group which trades as Barclays Partner Finance and houses Barclays’
point-of-sale finance business, was required by the FCA to undertake a skilled person review in 2020 following concerns about historical affordability assessments for certain loans to customers in connection with timeshare purchases. The skilled person review was concluded in
2021. CFSL complied fully with the skilled person review requirements, including carrying out certain remediation measures. CFSL was not required to conduct a full back book review. Instead, CFSL reviewed limited historical lending to ascertain whether its practices caused customer harm and has remediated any examples of harm. This work was substantially completed during 2023, utilising provisions booked to account for any remediations. This matter is now concluded.
Motor finance commission arrangements
From 2003 to late 2019, CFSL, a wholly-owned subsidiary of the Group, provided motor finance to customers in the UK. In 2020, CFSL was transferred from Barclays Bank PLC to Barclays Principal Investments Ltd (BPIL), another subsidiary of Barclays PLC. Barclays Bank PLC has provided an intragroup indemnity to BPIL in respect of historical litigation and conduct matters relating to CFSL.
In January 2024, the FCA appointed a skilled person to undertake a review of the historical use of discretionary commission arrangements and sales in the motor finance market across several firms. This review followed two final decisions by the UK Financial Ombudsman
Service (FOS) and a number of complaints and court claims, including some against CFSL.
On 7 October 2025, the FCA began consulting on an industry-wide compensation scheme for eligible motor finance customers. Barclays has engaged with the FCA as part of its consultation process and the FCA has stated that, if it introduces a redress scheme, it expects to publish a policy statement and final rules in February or March 2026, with compensation to consumers beginning later in 2026. The FCA has indicated
that it expects to lift the existing pause on the handling of certain motor finance complaints on 31 May 2026, subject to the terms of the FCA redress scheme, if adopted.
Barclays considers it more likely than not that a redress scheme will be implemented by the FCA. As a result, Barclays has recognised in
CFSL a provision of £325m in respect of this matter as at 31 December 2025 (as at 31 December 2024:  £90m). Recognising that the proposed terms of the FCA redress scheme are subject to consultation, in calculating potential redress costs and the amount of provision required, Barclays has applied a weighted average of multiple scenarios, each incorporating differing evaluations of the FCA's current proposals. The current provision reflects the estimated number of motor finance cases falling within the scope of the FCA redress scheme as proposed by the FCA consultation paper (which covers regulated motor finance agreements between 6 April 2007 and 1 November 2024 where a commission was payable by the lender to the broker), the anticipated level of customer redress reflecting the FCA's proposed methodology, the estimated customer response rate with reference to Barclays' previous remediation exercises  and the costs associated with implementing the FCA's proposed approach to customer engagement.
The final terms of the FCA redress scheme remain uncertain pending publication of the FCA's policy statement and final scheme rules.
Accordingly, the legal and regulatory outcomes and the nature, extent and timing of any remediation action, if required, remain uncertain.
The ultimate financial impact on Barclays could differ from the recognised provision, which represents Barclays' best estimate of the cost of redress based on the information currently available to Barclays.
Over-issuance of securities in the US
In 2022, executive management became aware that Barclays Bank PLC had issued securities materially in excess of the set amount under its
US shelf registration statements.
In 2022, a purported class action claim was filed in the US District Court in Manhattan seeking to hold Barclays PLC, Barclays Bank PLC and former and current executives responsible for declines in the price of Barclays PLC’s American depositary receipts, which the plaintiffs claim occurred as a result of alleged misstatements and omissions in its public disclosures. The defendants’ motion to dismiss the case was granted in part and denied in part in February 2024. The parties reached a settlement in respect of such lawsuit, which has received final court approval and has been paid, concluding the matter. The financial impact of this settlement is not material to the Group’s operating results, cash flows or financial position.
In addition, holders of VXX ETNs have brought a purported class action in the SDNY against Barclays PLC, Barclays Bank PLC, and former and current executives and board members in the US alleging, among other things, that Barclays’ failure to disclose that these ETNs were unregistered securities misled investors and that, as a result, Barclays is liable for the holders’ alleged losses following the suspension of further sales and issuances of the ETNs. The plaintiffs were granted leave to amend and filed a new complaint in March 2024. Barclays'
motion to dismiss was granted in March 2025. The plaintiffs' motion for reconsideration was denied in June 2025. The plaintiffs are appealing the decision.
In March 2024, a purported class action was filed in the SDNY against Barclays PLC, Barclays Bank PLC and former and current executives. The plaintiff purports to bring claims on behalf of a class of short sellers, alleging that their short positions suffered substantial losses when Barclays suspended new issuances and sales of VXX ETNs as a result of the over-issuance of securities. Barclays' motion to dismiss was granted in March 2025. The plaintiff appealed the decision granting Barclays' motion to dismiss and, in December 2025, the
Second Circuit affirmed the dismissal.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	406

Notes to the financial statements (continued)

Accruals, provisions, contingent liabilities and legal proceedings
2. Barclays PLC, Barclays Bank PLC and Barclays Bank UK PLC
HM Revenue & Customs (HMRC) assessments concerning UK Value Added Tax
In 2018, HMRC issued notices that have the effect of either removing certain Barclays overseas subsidiaries that have operations in the UK from Barclays’ UK VAT group or preventing them from joining it. Supplies between members of a UK VAT group are generally free from
VAT. The notices had both retrospective and prospective effect. Barclays appealed HMRC’s decisions to the First-Tier Tribunal (Tax
Chamber) in relation to both the retrospective VAT assessments and the ongoing VAT payments made since 2018. £181m of VAT (inclusive of interest) was assessed retrospectively by HMRC covering the periods 2014 to 2018, of which approximately £128m is expected to be attributed to Barclays Bank UK PLC and £53m to Barclays Bank PLC. This retrospectively assessed VAT was paid in 2018 and an asset, adjusted to reflect expected eventual recovery, is recognised. Since 2018 Barclays has paid, and recognised as an expense, VAT on intra-
group supplies from the relevant subsidiaries to the members of the VAT group. In respect of the ongoing VAT payments, the court upheld
HMRC’s denial of the VAT grouping in August 2024. Barclays has appealed this decision to the Upper Tribunal.
FCA investigations concerning financial crime systems and controls and compliance with the Money Laundering Regulations
The FCA conducted civil enforcement investigations into Barclays Bank PLC’s and Barclays Bank UK PLC’s compliance with the Money
Laundering Regulations and the FCA’s Principles of Business and Rules relating to anti-money laundering and financial crime systems and controls. The FCA's investigation of Barclays Bank PLC focused primarily on the historical oversight and management of a customer with heightened risk. In July 2025, Barclays Bank PLC agreed a settlement with the FCA to resolve the investigation. At the same time, Barclays
Bank UK PLC reached a settlement with the FCA in a separate investigation concerning the onboarding of a client money account for an
FCA-regulated firm. The FCA recognised Barclays' cooperation in both matters, which are now concluded.
UK bank levy
In November 2024, HMRC updated its published guidance on the treatment of beneficiary accounts for the purposes of the exclusion of protected deposits from the UK bank levy charge. HMRC’s interpretation of the UK bank levy legislation differs from Barclays’
interpretation of the legislation, which has been applied in Barclays’ UK bank levy returns and which Barclays continues to consider is correct. In December 2024, HMRC wrote to notify Barclays of its intention to challenge this treatment. Whilst engagement with HMRC continued during 2025, discussions remain at a relatively early stage and assessments have not yet been issued.
3. Barclays PLC, Barclays Bank PLC and Barclays Bank Ireland PLC
Potential indemnity claim relating to the sale of Barclays Consumer Bank Europe
In January 2025, Barclays Bank Ireland PLC completed the sale of certain assets and liabilities, specifically the Consumer Bank Europe, its
German consumer finance business, to BAWAG P.S.K., a wholly-owned subsidiary of BAWAG Group AG (BAWAG). As part of the transaction, Barclays Bank Ireland PLC  provided BAWAG with a capped indemnity in relation to transfer taxes on certain assets.
Discussions with the relevant taxation authority are ongoing and are at an early stage. No formal assessment has been issued.
4. Barclays PLC
Civil action in respect of statements concerning Barclays’ former CEO
In 2023, a purported class action was filed in federal court in California against Barclays PLC and a number of current and former senior executives of Barclays PLC. It was amended in 2024 to assert US securities law claims against Barclays PLC and individual defendants, and a UK securities law claim against Barclays PLC. The complaint seeks to hold the defendants responsible for declines in the price of Barclays
PLC’s American depositary receipts and Barclays PLC's ordinary shares, which the plaintiffs claim occurred as a result of alleged misstatements and omissions in Barclays’ public disclosures relating to its former CEO’s relationship with Jeffrey Epstein. The defendants filed motions to dismiss and in June 2025, the court dismissed the UK securities law claim against Barclays PLC and granted an individual defendant's motion to dismiss in part. Another individual defendant's motion to dismiss was denied. The defendants moved for reconsideration or, alternatively, leave to appeal, which is pending before the court. The plaintiffs filed a second amended complaint in July
2025, repleading the UK securities law claim against Barclays PLC and which Barclays PLC has moved to dismiss.
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

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	407

Notes to the financial statements (continued)

Capital instruments, equity and reserves
Capital instruments, equity and reserves

The notes included in this section focus on the Group’s loan capital and shareholders’ equity, including issued share capital, retained earnings, other equity balances and interests of minority shareholders in our subsidiary entities (non-controlling interests). For more information on capital management and how the Group maintains sufficient capital to meet our regulatory requirements, refer to the
Capital risk management section.

26 Subordinated liabilities

Accounting for subordinated liabilities Subordinated liabilities are measured at amortised cost, using the effective interest method under IFRS 9.

	2025	2024
	£m	£m
As at 1 January	11,921	10,494
Issuances	1,772	1,870
Redemptions	(727)	(476)
Other	(12)	33
As at 31 December	12,954	11,921
Issuances of £1,772m comprise £1,045m EUR 4.616% Fixed Rate Resetting Subordinated Callable Notes  issued externally by Barclays
PLC and £727m mezzanine and junior securitisation notes issued externally by a Barclays securitisation special purpose vehicle (SPV).
Redemptions of £727m comprise £500m GBP 3.750% Fixed Rate Resetting Subordinated Callable Notes, £115m SGD 3.750% Fixed Rate
Resetting Subordinated Callable Notes  issued externally by Barclays PLC, £112m USD Floating Rate Notes issued externally by a Barclays subsidiary,
Other movements predominantly comprise foreign exchange movements and fair value hedge adjustments.
Subordinated liabilities include accrued interest and none of the Group's subordinated liabilities are secured other than the £732m subordinated notes.

Dated subordinated liabilities[1]
			2025	2024
	Initial call date	Maturity date	£m	£m
Barclays PLC issued
3.750% Fixed Rate Resetting Subordinated Callable Notes (GBP 500m)	2025	2030	—	483
3.750% Fixed Rate Resetting Subordinated Callable Notes (SGD 200m)	2025	2030	—	117
5.20% Fixed Rate Subordinated Notes (USD 2,050m)		2026	1,522	1,580
1.125% Fixed Rate Resetting Subordinated Callable Notes (EUR 1,000m)	2026	2031	876	810
4.836% Fixed Rate Subordinated Notes (USD 2,000m)	2027	2028	1,472	1,535
8.407% Fixed Rate Resetting Subordinated Callable Notes (GBP 1,000m)	2027	2032	1,023	1,010
5.088% Fixed-to-Floating Rate Subordinated Callable Notes (USD 1,500m)	2029	2030	1,063	1,088
3.564% Fixed Rate Resetting Subordinated Callable Notes (USD 1,000m)	2030	2035	657	663
6.158% Fixed to Floating Tier 2 Subordinated Callable notes (AUD 500m)	2030	2035	249	248
Floating Rate Tier 2 Subordinated Callable Notes (AUD 500m)	2030	2035	249	248
4.973% Fixed Rate Resetting Tier 2 Subordinated Callable Notes (EUR 1,500m)	2031	2036	1,371	1,324
4.616% Fixed Rate Resetting Subordinated Callable Notes (EUR 1,250m)	2032	2037	1,126	—
7.119% Fixed-to-Floating Rate Subordinated Callable Notes (USD 1,500m)	2033	2034	1,105	1,146
3.811% Fixed Rate Resetting Subordinated Callable Notes (USD 1,000m)	2041	2042	562	590
Barclays Bank PLC issued
5.75% Fixed Rate Subordinated Notes (GBP 274m)		2026	279	279
5.4% Reverse Dual Currency Subordinated Loan (JPY 15,000m)		2027	71	76
6.33% Subordinated Notes (GBP 50m)		2032	46	45
Subordinated Floating Rate Notes (EUR 68m)		2040	59	56
External issuances by other subsidiaries			492	623
External issuances by Barclays securitisation SPV		2036	732	—
Total dated subordinated liabilities			12,954	11,921
Note:
1Instrument values are disclosed to the nearest million.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	408

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
Subordination
Dated subordinated liabilities issued by Barclays PLC rank behind the claims against Barclays PLC of unsecured unsubordinated creditors, but before the claims of the holders of its equity.
All dated subordinated liabilities externally issued by Barclays Bank PLC rank behind the claims against Barclays Bank PLC of depositors and other unsecured unsubordinated creditors, but before the claims of the holders of its equity. The dated subordinated liabilities externally issued by Barclays Bank PLC subsidiaries are similarly subordinated as the external subordinated liabilities issued by Barclays Bank PLC.
The dated subordinated liabilities issued externally by a Barclays Bank UK securitisation SPV are asset backed securities with limited recourse obligations against the SPV’s assets. The junior and mezzanine notes rank behind the senior notes issued by the Barclays Bank UK
SPV. Noteholders will have no recourse to Barclays Bank UK PLC as a source of payment.
Maturity
Dated floating rate subordinated liabilities  externally issued by Barclays Bank PLC subsidiaries £492m( 2024:£623m)  with maturities ranging from 2026 to 2032.
Interest
Interest on the Floating Rate Notes is fixed periodically in advance, based on the related market rates.
Interest on Fixed Rate Notes is set by reference to market rates at the time of issuance and fixed until maturity.
Interest on the 3.811% USD Fixed Rate Resetting Subordinated Callable notes, 1.125%  EUR Fixed Rate Resetting Subordinated Callable
Notes, 3.564% USD Fixed Rate Resetting Subordinated Callable Notes, 4.973% EUR Fixed Rate Resetting Tier2 Subordinated Callable
Notes, 4.616% EUR Fixed Rate Resetting Subordinated Callable Notes , and the 8.407% GBP Fixed Rate Resetting Subordinated Callable
Notes are fixed until the call date. After the respective call dates, in the event that they are not redeemed, the interest rates will be reset and fixed until maturity based on a market rate. Interest on the 5.088% USD Fixed-to-Floating Rate Subordinated Callable Notes, 6.158% AUD
Fixed to Floating Tier 2 Subordinated Callable notes and 7.119% USD Fixed-to-Floating Rate Subordinated Callable Notes are fixed until the call date. After the call date, in the event that they are not redeemed, the interest rate will reset periodically in advance based on market rates.
Repayment
Those subordinated liabilities with a call date are repayable at the option of the issuer on such call date in accordance with the conditions governing the respective debt obligations, some in whole or in part, and some only in whole. The remaining dated subordinated liabilities outstanding at 31 December 2025 are redeemable only on maturity, subject in particular cases to provisions allowing an early redemption in the event of certain changes in tax law, or to certain changes in legislation or regulations.
Any repayments prior to maturity require, in the case of Barclays PLC and Barclays Bank PLC, the prior consent of the PRA, or in the case of the overseas issues, the approval of the local regulator for that jurisdiction and of the PRA in certain circumstances.
There are no committed facilities in existence at the balance sheet date which permit the refinancing of debt beyond the date of maturity.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	409

Notes to the financial statements (continued)

Capital instruments, equity and reserves
27 Ordinary shares, share premium, and other equity

Called up share capital, allotted and fully paid
	Number of shares	Ordinary share capital	Ordinary share premium	Total share capital and share premium	Other equity instruments
	m	£m	£m	£m	£m
As at 1 January 2025	14,420	3,605	581	4,186	12,075
Issued to staff under share incentive plans	83	20	130	150	—
AT1 securities issuance	—	—	—	—	3,784
AT1 securities redemption	—	—	—	—	(3,133)
Repurchase of shares	(636)	(158)	—	(158)	—
Other movements	—	—	—	—	(1)
As at 31 December 2025	13,867	3,467	711	4,178	12,725

As at 1 January 2024	15,155	3,789	499	4,288	13,259
Issued to staff under share incentive plans	83	21	82	103	—
AT1 securities issuance	—	—	—	—	1,598
AT1 securities redemption	—	—	—	—	(2,753)
Repurchase of shares	(818)	(205)	—	(205)	—
Other movements	—	—	—	—	(29)
As at 31 December 2024	14,420	3,605	581	4,186	12,075
Called up share capital
Called up share capital comprises 13,867m (2024: 14,420m) ordinary shares of 25p each.
Share repurchase
At the 2025 AGM on 7 May 2025, Barclays PLC was authorised to repurchase up to an aggregate of 1,437m of its ordinary shares of 25p each. The authorisation is effective until the AGM in 2026 or the close of business on 30 June 2025, whichever is the earlier. During 2025,
636m shares were repurchased with a total nominal value of £158m (2024: 818m shares with a nominal value of £205m).
Other equity instruments
Other equity instruments of £12,725m (2024: £12,075m) include AT1 securities issued by Barclays PLC. The AT1 securities are perpetual securities with no fixed maturity and are structured to qualify as AT1 instruments under prevailing capital rules applicable as at the relevant issue date.
In 2025, there were four issuances of AT1 instruments, in the form of Fixed Rate Resetting Perpetual Subordinated Contingent Convertible
Securities, for £3,784m (2024: two issuances for £1,598m) which includes issuance costs of £15m (2024: £6m). There were three redemptions in 2025 totalling £3,133m (2024: two redemptions totalling £2,753m).

AT1 equity instruments
		2025	2024
	Initial call date	£m	£m
AT1 equity instruments - Barclays PLC
7.125% Perpetual Subordinated Contingent Convertible Securities	2025	—	996
6.375% Perpetual Subordinated Contingent Convertible Securities[1]	2025	—	994
6.125% Perpetual Subordinated Contingent Convertible Securities (USD 1,500m)	2025	—	1,142
8.875% Perpetual Subordinated Contingent Convertible Securities[1]	2027	1,247	1,247
8.300% Perpetual Subordinated Contingent Convertible Securities (SGD 450m)	2027	264	264
4.375% Perpetual Subordinated Contingent Convertible Securities (USD 1,500m)[1]	2028	1,075	1,078
7.300% Perpetual Subordinated Contingent Convertible Securities (SGD 400m)	2028	248	248
9.250% Perpetual Subordinated Contingent Convertible Securities[1]	2028	1,484	1,497
8.000% Perpetual Subordinated Contingent Convertible Securities (USD 2,000m)	2029	1,647	1,647
9.625% Perpetual Subordinated Contingent Convertible Securities (USD 1,750m)[1]	2029	1,395	1,395
5.400% Perpetual Subordinated Contingent Convertible Securities (SGD 600m)[1]	2030	343	339
8.500% Perpetual Subordinated Contingent Convertible Securities[1]	2030	1,245	1,228
8.375% Perpetual Subordinated Contingent Convertible Securities[1]	2031	993	—
4.650% Perpetual Subordinated Contingent Convertible Securities (SGD 500m)[1]	2031	290	—
7.625% Perpetual Subordinated Contingent Convertible Securities (USD 1,500m)	2035	1,181	—
6.125% Perpetual Subordinated Contingent Convertible Securities (EUR 1,500m)[1]	2035	1,313	—
Total AT1 equity instruments		12,725	12,075
Note:
1Reported net of securities held by the Group.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	410

Notes to the financial statements (continued)

Capital instruments, equity and reserves
The principal terms of the AT1 securities are described below:
•AT1 securities rank behind the claims against Barclays PLC  i) of all creditors of Barclays PLC; ii) such  claims which are expressed to be subordinated to the claims of unsubordinated creditors of Barclays PLC, but not further or otherwise; or iii) such  claims which are, or are expressed to be, junior to the claims of other creditors of Barclays PLC, whether subordinated or unsubordinated, other than claims which rank, or are expressed to rank, pari passu with, or junior to, the claims of holders of the AT1 securities of Barclays PLC.
•AT1 securities are undated and are redeemable, at the option of Barclays PLC, in whole on either (i) the initial reset date, or on any fifth anniversary after the initial reset date or (ii) any day falling in a named period ending on the initial reset date, or on any fifth anniversary after the initial reset date. In addition, the AT1 securities are redeemable, at the option of Barclays PLC, in whole in the event of certain changes in the tax or regulatory treatment of the securities and, in certain cases, on a clean-up call. Any redemptions require the prior permission of the PRA.
•Interest on the AT1 securities is due and payable only at the sole discretion of Barclays PLC, and Barclays PLC has sole and absolute discretion at all times and for any reason to cancel (in whole or in part) any interest payment that would otherwise be payable on any interest payment date.
•The Additional Tier 1 securities shall convert into ordinary shares of Barclays PLC, at a predetermined price, should the fully loaded
CET1 Ratio fall below 7%.
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

	2025	2024
	£m	£m
Currency translation reserve	2,493	3,625
Fair value through other comprehensive income reserve	(1,100)	(1,873)
Cash flow hedging reserve	(666)	(2,930)
Own credit reserve	(990)	(1,059)
Other reserves and treasury shares	1,891	1,769
Total	1,628	(468)

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	411

Notes to the financial statements (continued)

Capital instruments, equity and reserves
29 Non-controlling interests

	Profit attributable to non- controlling interest		Equity attributable to non- controlling interest		Dividends paid to non- controlling interest
	2025	2024	2025	2024	2025	2024
	£m	£m	£m	£m	£m	£m
Barclays Bank PLC issued:
– Preference shares	32	41	318	529	32	41
Undated subordinated liabilities	8	8	126	126	8	8
Other non-controlling interests	1	—	8	5	1	—
Total	41	49	452	660	41	49
In 2025, there were no issuances (2024: none) and £211m redemptions  (2024: £0m). Other non-controlling interests relates to the holding in
Female Innovators Lab LP, see Note 43 for more details.
Barclays Bank PLC and protective rights of non-controlling interests
Barclays PLC holds 100% of the voting rights of Barclays Bank PLC. As at 31 December 2025, Barclays Bank PLC has in issue preference shares and undated subordinated liabilities instruments. These are non-controlling interests to the Group.
A fixed coupon rate is attached to all undated subordinated liabilities instruments until the initial call date.
After the initial call date, in the event they are not redeemed, coupon payments in relation to the 6.125% Undated Notes are fixed periodically in advance for five-year periods based on market rates. Coupon payments for all other undated subordinated liabilities instruments are at rates fixed periodically in advance based on market rates.
The payment of preference share dividends are at the discretion of Barclays Bank PLC, save that payment of preference share dividends will be compulsory where Barclays PLC has declared or paid a dividend on ordinary shares, or in certain cases, any class of preference shares, in the preceding six-month period.  If Barclays Bank PLC does not declare or pay in full any dividend on the preference shares, Barclays Bank
PLC and Barclays PLC are restricted from paying dividends on ordinary shares until a dividend or coupon is next paid on these instruments or the instruments are redeemed or purchased by Barclays Bank PLC. Any unpaid dividends will accumulate if not paid and dividends not paid become payable if Barclays PLC subsequently declares or pays a dividend on ordinary shares, or in certain cases, any class of preference shares, or in certain other circumstances. There are no restrictions on Barclays Bank PLC's ability to remit capital to Barclays
PLC as a result of these issued instruments.  The payment of undated subordinated liabilities instrument coupons are typically at the sole discretion of Barclays Bank PLC. No dividend or coupon payments may be made unless Barclays Bank PLC satisfies a specified solvency test.
Preference share redemptions are typically at the discretion of Barclays Bank PLC and are redeemable in whole, but not in part, at the initial call date and on any dividend payment date after the initial call date, pursuant to their respective terms. Undated subordinated liabilities instruments are repayable, at the option of Barclays Bank PLC in whole at the initial call date and on any fifth anniversary after the initial call date. In addition, each issue of undated subordinated liabilities instruments is repayable, at the option of Barclays Bank PLC, in whole for certain tax reasons, either at any time, or on an interest payment date. There are no events of default except non-payment of principal or mandatory interest. Any repayments or redemptions require the prior consent of the PRA, and in respect of the preference shares, any such redemption will be subject to the Companies Act 2006 and the Articles of Barclays Bank PLC.

	2025	2024
Instrument	£m	£m
Preference Shares:
US Dollar Preference Shares	318	318
Euro Preference Shares	—	211
Total Barclays Bank PLC Preference Shares	318	529

Undated subordinated liabilities:
5.03% Undated Reverse Dual Currency Subordinated Loan (JPY8bn)	39	39
5.0% Reverse Dual Currency Undated Subordinated Loan (JPY12bn)	53	53
6.125% Undated Subordinated Notes (£550m)	34	34
Total undated subordinated liabilities	126	126

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	412

Notes to the financial statements (continued)

Employee benefits
Employee benefits

The notes included in this section focus on the costs and commitments associated with employing our staff.

30 Staff costs

Accounting for staff costs
Deferred cash and share awards are made to employees to incentivise performance over the period employees provide services.
To receive an award, an individual must have provided service over the vesting period and been employed on the scheduled vesting date or be considered an eligible leaver. The expense for deferred cash and share awards is recognised over the period employees’ services contribute to the awards. The Group considers it appropriate to recognise the expense over the vesting period, including the financial year prior to the grant date.
The accounting policies for share-based payments and retirement benefits are included in Note 31 and Note 32, respectively.

	2025	2024	2023
	£m	£m	£m
Incentive awards granted:
Current year bonus	1,422	1,278	1,202
Deferred bonus	786	636	543
Total incentive awards granted	2,208	1,914	1,745

Reconciliation of incentive awards granted to income statement charge:
Less: deferred bonuses granted but not charged in current year	(555)	(452)	(384)
Add: current year charges for deferred bonuses from previous years	426	405	390
Other differences between incentive awards granted and income statement charge	3	(2)	(1)
Income statement charge for performance costs	2,082	1,865	1,750

Other income statement charges:
Salaries	5,099	4,994	5,120
Social security costs	863	754	755
Retirement benefits[1]	572	558	539
Other compensation costs	637	587	555
Total compensation costs[2]	9,253	8,758	8,719

Other resourcing costs:
Outsourcing	929	693	601
Redundancy and restructuring	199	235	452
Temporary staff costs	70	61	91
Other	156	129	154
Total other resourcing costs	1,354	1,118	1,298

Total staff costs	10,607	9,876	10,017
Group compensation costs as a % of total income	31.8	32.7	34.4
Group staff costs as a % of total income	36.4	36.9	39.5
Notes:
1Retirement benefits charge includes £382m (2024: £377m; 2023: £371m) with respect to defined contribution schemes and £190m (2024: £181m; 2023: £168m)
with respect to defined benefit schemes.
2£834m (2024: £875m; 2023: £860m) of Group compensation cost was capitalised as internally generated software and excluded from the staff costs disclosed above.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	413

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
The number of shares and options expected to vest takes into account the likelihood that applicable performance and service conditions included in the terms of the awards will be met. For other share-based payment schemes, such as Sharesave and Sharepurchase, there are non-vesting conditions which must be met. Failure to meet the non-vesting condition is treated as a cancellation, resulting in an acceleration of recognition of the cost of the employee services.
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
The charge for the year arising from share-based payment schemes was as follows:

	Charge for the year
	2025	2024	2023
	£m	£m	£m
Share Value Plan and Deferred Share Value Plan	353	319	284
Others	259	178	191
Total equity settled	612	497	475
Cash settled	40	10	4
Total Share-based payments	652	507	479
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
Deferred Share Value Plan (DSVP)
The terms of the DSVP are materially the same as the terms of the SVP as described above, save that Executive Directors are not eligible to participate in the DSVP, and the DSVP operates over market purchase shares only.
Other schemes
In addition to the SVP and DSVP, the Barclays PLC Group operates a number of other schemes settled in Barclays PLC Shares including
Sharesave (both UK and Ireland), Sharepurchase (both UK and overseas), and the Barclays PLC Group Long Term Incentive Plan. A
delivery of upfront shares to ‘Material Risk Takers’ can be made as a Share Incentive Award (Holding Period) under the SVP. A free share award was delivered under the SVP to all eligible employees in 2025, with this award being subject to a two-year holding period.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	414

Notes to the financial statements (continued)

Employee benefits
Share option and award plans
The weighted average fair value per award granted, weighted average share price at the date of exercise/release of shares during the year, weighted average contractual remaining life and number of options and awards outstanding (including those exercisable) at the balance sheet date were as follows:

	2025				2024
	Weighted average fair value per award granted in year	Weighted average share price at exercise/ release during year	Weighted average remaining contractual life	Number of options/ awards outstanding	Weighted average fair value per award granted in year	Weighted average share price at exercise/ release during year	Weighted average remaining contractual life	Number of options/ awards outstanding
	£	£	in years	(000s)	£	£	in years	(000s)
SVP and DSVP[1,2]	2.86	3.09	1	438,402	1.52	1.74	1	504,825
Others[1,3]	1.46-3.55	3.04-3.99	0-3	210,182	0.81-2.10	1.71-2.12	0-3	240,029
SVP and DSVP are nil cost awards on which the performance conditions are substantially completed at the date of grant. Consequently, the fair value of these awards is based on the market value at that date.
Sharesave has a contractual life of 3 years and 5 years, the expected volatility is 29.04% for 3 years and 26.48% for 5 years. The risk-free interest rates used for valuations are 3.47% and 3.56% for 3 years and 5 years, respectively. The pure dividend yield rates used for valuations are 1.99% and 2.14% for 3 years and 5 years respectively. The repo rates used for valuations are (0.60)% and (0.69)% for 3 years and 5 years respectively. The inputs into the model, such as risk-free interest rate, expected volatility, pure dividend yield rates and repo rates are derived from market data.
Movements in options and awards
The movement in the number of options and awards for the major schemes and the weighted average exercise price of options was:

	SVP and DSVP[1,2]		Others[1,3]
	Number (000s)		Number (000s)		Weighted average exercise price (£)
	2025	2024	2025	2024	2025	2024
Outstanding at beginning of year/acquisition date	504,825	495,724	240,029	288,755	1.19	1.06
Granted in the year	144,110	224,385	102,649	132,013	2.99	1.79
Exercised/released in the year	(190,408)	(191,471)	(123,832)	(163,322)	1.01	0.95
Less: forfeited in the year	(20,125)	(23,813)	(7,874)	(15,164)	1.44	1.19
Less: expired in the year	—	—	(790)	(2,253)	1.19	1.25
Outstanding at end of year	438,402	504,825	210,182	240,029	1.54	1.19
Of which exercisable:	—	—	39,755	25,164	0.95	1.23
Notes:
1Options/award granted over Barclays PLC shares.
2Weighted average exercise price is not applicable for SVP and DSVP awards as these are not share option schemes.
3The number of awards within Others at the end of the year principally relates to Sharesave (number of awards exercisable at end of year was 22,046,433 (2024:
5,343,579)). The weighted average exercise price relates to Sharesave.
Awards and options granted to employees and former employees under the Group’s share plans may be satisfied using new issue shares, treasury shares and market purchase shares. Awards granted under the DSVP may be satisfied using market purchase shares only.
There were no significant modifications to the share-based payments arrangements in 2025 and 2024.
As at 31 December 2025, the total liability arising from cash-settled employee share-based payments transactions was £40m (2024: £11m).
Holdings of Barclays PLC shares and hedges
Various employee benefit trusts established by the Group hold shares in Barclays PLC to meet obligations under the Barclays share-based payment schemes. The total number of Barclays shares held in these employee benefit trusts at 31 December 2025 was 20m (2024: 19m).
Dividend rights have been waived on all these shares. The total market value of the shares held in trust based on the year end share price of
£4.80 (2024: £2.68) was £96m (2024: £50m). For accounting of treasury shares, see Note 28.
The Group has entered into physically settled forward contracts to hedge the settlement of certain share-based payment schemes. The fixed forward price to be paid under these contracts is £30m and has been recorded in retained earnings.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	415

Notes to the financial statements (continued)

Employee benefits
32 Retirement benefits

Accounting for retirement benefits
The Group operates a number of pension schemes and post-employment benefit schemes.
Defined contribution – the Group recognises contributions due in respect of the accounting period in the income statement. Any contributions unpaid at the balance sheet date are included as a liability.
Defined benefit – the Group recognises its obligations to members of each scheme at the period end, less the fair value of the scheme assets after applying the asset ceiling test.
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

Pension schemes
UK Retirement Fund (UKRF)
The UKRF is the Group’s main scheme, representing 95.3% (2024: 96%) of the Group’s total retirement benefit obligations.
Between 1 January 2025 and 30 June 2025, Barclays Bank PLC was the principal employer of the UKRF, with Barclays Bank UK PLC and
Barclays Execution Services Limited as the participating employers.
From 1 July 2025, the UKRF was amended to become a sectionalised scheme to meet the requirements of the Financial Services and
Markets Act 2000 (Banking Reform) (Pensions) Regulations 2015, creating two separate sections - the Barclays Bank Section and the
Barclays UK Section. From 1 July 2025, Barclays Bank PLC became the principal employer of the Barclays Bank Section, with Barclays
Execution Services Limited as a participating employer. From that date, Barclays Bank UK PLC participates only in the Barclays UK
Section and is solely responsible for funding that section.
Sectionalisation did not change the balance sheet position of the UKRF from the Group's perspective, and employees’ benefits are unchanged.
The UKRF was closed to new entrants on 1 October 2012, and comprises a number of different benefit categories, the two most significant of which are:
•Afterwork, which comprises a contributory cash balance defined benefit element, and a voluntary defined contribution element. The cash balance element is accrued each year and revalued until Normal Retirement Age in line with the increase in Retail Price Index (RPI) (up to a maximum of 5% p.a.). The  risks that Barclays is exposed to in relation to Afterwork are limited although additional contributions are required if pre-retirement investment returns are not sufficient to provide for the benefits.
•The 1964 Pension Scheme. Most UK employees recruited before July 1997 built up benefits in this non-contributory defined benefit scheme in respect of service up to 31 March 2010. Pensions were calculated by reference to service and pensionable salary. From 1 April
2010, members became eligible to accrue future service benefits in either Afterwork or the Pension Investment Plan, a historic defined contribution section which is now closed to future contributions. The risks that Barclays is exposed to  in relation to the 1964 Pension
Scheme are typical of final salary pension schemes, principally that investment returns fall short of expectations, that inflation exceeds expectations, and that retirees live longer than expected.
Barclays Pension Savings Plan (BPSP)
The BPSP is a defined contribution scheme providing benefits for all new UK hires from 1 October 2012. BPSP is not subject to the same investment return, inflation or life expectancy risks for Barclays that defined benefit schemes are. Members’ benefits reflect contributions paid and the level of investment returns achieved.
Other
Apart from the UKRF and the BPSP, Barclays operates a number of smaller pension and long-term employee benefits and post-retirement healthcare plans globally, the largest of which are the US defined benefit and defined contribution schemes. Many of the schemes are funded, with assets backing the obligations held in separate legal vehicles, such as trusts. Others are operated on an unfunded basis. The benefits provided, the approach to funding, and the legal basis of the schemes, reflect local environments.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	416

Notes to the financial statements (continued)

Employee benefits
Governance
The UKRF operates under trust law and is managed and administered on behalf of the members in accordance with the terms of the Trust
Deed and Rules and all relevant legislation. The Trustee is Barclays Pension Funds Trustees Limited, a private limited company and a wholly owned subsidiary of Barclays Bank PLC. The Trustee is the legal owner of the assets of the UKRF, which are held separately from the assets of the Group.
The Trustee Board comprises six Management Directors selected by Barclays, of whom three are independent Directors, with no relationship with Barclays (and who are not members of the UKRF), plus three Member Nominated Directors selected from eligible active, deferred or pensioner members of the UKRF, who apply for the role.
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

Income statement charge/(credit)
	2025	2024	2023
	£m	£m	£m
Current service cost	171	180	165
Net finance income	(159)	(154)	(222)
Past service cost	18	—	—
Other movements	1	1	3
Total	31	27	(54)

Balance sheet reconciliation
	2025		2024
	Total	Of which relates to UKRF	Total	Of which relates to UKRF
	£m	£m	£m	£m
Benefit obligation at beginning of the year	(19,600)	(18,729)	(21,513)	(20,618)
Current service cost	(171)	(143)	(180)	(155)
Interest costs on scheme liabilities	(1,029)	(994)	(933)	(901)
Past service cost	(18)	—	—	—
Remeasurement gain – financial	536	548	1,794	1,797
Remeasurement (loss)/gain – demographic	(59)	(47)	12	13
Remeasurement loss – experience	(196)	(202)	(55)	(54)
Employee contributions	(5)	—	(6)	—
Benefits paid	1,206	1,163	1,230	1,189
Exchange and other movements	25	—	51	—
Benefit obligation at end of the year	(19,311)	(18,404)	(19,600)	(18,729)
Fair value of scheme assets at beginning of the year	22,623	21,928	24,914	24,234
Interest income on scheme assets	1,188	1,164	1,087	1,062
Employer contribution	55	42	37	22
Remeasurement – return on scheme assets less than discount rate	(292)	(303)	(2,192)	(2,184)
Employee contributions	5	—	6	—
Benefits paid	(1,195)	(1,163)	(1,221)	(1,189)
Exchange and other movements	(30)	(14)	(8)	(17)
Fair value of scheme assets at end of the year	22,354	21,654	22,623	21,928
Net surplus	3,043	3,250	3,023	3,199
Retirement benefit assets	3,308	3,250	3,263	3,199
Retirement benefit liabilities	(265)	—	(240)	—
Net retirement benefit assets	3,043	3,250	3,023	3,199
Included within the total benefit obligation is £701m (2024: £695m) relating to overseas pensions and £206m (2024: £175m) relating to other post-employment benefits.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	417

Notes to the financial statements (continued)

Employee benefits

Breakdown of the UKRF benefit obligation and assets split by section
	2025		2025	2024
	Barclays Bank Section	Barclays UK Section	UKRF Total	UKRF Total
	£m	£m	£m	£m
Active members	981	719	1,700	1,699
Deferred members (Afterwork)	1,828	11	1,839	1,716
Deferred members (non-Afterwork)	3,786	—	3,786	4,269
Pensioners and Dependents	11,079	—	11,079	11,045
Benefit obligation at end of the year	17,674	730	18,404	18,729
Assets at end of the year	20,855	799	21,654	21,928
Barclays previously considered the potential implications for the UKRF of the ruling and appeal in Virgin Media v NTL Pension Trustees II
Ltd. This activity did not identify any relevant amendments to the UKRF (of the nature of that found to have been void in the Virgin Media case) that were not subject to actuarial confirmation. Since this activity was completed the Pension Schemes Bill 2025 (the Bill) has been published, which once in force will enable trustees to obtain retrospective actuarial confirmation in certain circumstances. Progress of the
Bill continues to be tracked by Barclays. The position remains that no material additional benefit obligation is expected
As at 31 December 2025, the UKRF as a whole was  in surplus versus benefit obligations by £3,250m (2024: £3,199m).  The Barclays Bank
Section had a surplus of £3,181m and the Barclays UK Section had a surplus of £69m.
The weighted average duration of the benefit payments reflected in the defined benefit obligation for the Barclays Bank Section of the
UKRF is 11 years and Barclays UK Section is 10 years (2024 UKRF: 11 years). The UKRF expected benefits promised to date are projected to be paid out for in excess of 50 years, although 35% of the benefits are expected to be paid in the next 10 years; 34% in years 11 to 20 and
20% in years 21 to 30. The remainder of the benefits are expected to be paid beyond 30 years.
Of the £1,163m (2024: £1,189m) UKRF benefits paid out, £148m (2024: £165m) related to transfers out.
Where a scheme’s assets exceed its obligation, an asset is recognised to the extent that it does not exceed the present value of future contribution holidays or if the Group has an unconditional right to a refund of this asset at the end of the life of the plan (the asset ceiling). In the case of the
UKRF the asset ceiling is not applied as, in certain specified circumstances such as wind-up, the Group expects to be able to recover any surplus or reduce contributions. Similarly, a liability in respect of future minimum funding requirements is not recognised. The Trustee does not have a substantive right to augment benefits, nor do they have the right to wind up the plan except in the dissolution of the Group or termination of contributions by the Group. The application of the asset ceiling to other plans and recognition of additional liabilities in respect of future minimum funding requirements are considered on an individual plan basis.
Critical accounting estimates and judgements
Key areas involving a higher degree of judgement or estimation include:

Estimates
Valuation of defined benefit scheme obligations are dependent on a number of assumptions, the most critical being discount rates, price inflation, and life expectancy.
These estimates are considered to  have a significant risk of resulting in a material adjustment to the carrying amount of defined benefit obligations within the next financial year.
Below is a summary of the main financial and demographic assumptions adopted for both sections of the UKRF with the Barclays Bank
Section representing 91.5% of the UKRF benefit obligation and the Barclays UK Section representing 3.8%.

	2025		2024
	Barclays Bank Section	Barclays UK Section	UKRF
Key UKRF financial assumptions	% p.a.	% p.a.	% p.a.
Discount rate	5.46	5.42	5.44
Inflation rate (RPI)	2.92	2.89	3.32
The discount rate assumption for 2025 for both sections of the UKRF was based on a standard WTW RATE Link model. The RPI inflation assumption for 2025 was set by reference to the Bank of England’s implied inflation curve. The inflation assumption incorporates a deduction of 20 basis points as an allowance for an inflation risk premium. The methodology used to derive the discount rate and inflation assumptions is consistent with that used at the prior year end.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	418

Notes to the financial statements (continued)

Employee benefits
The Barclays Bank Section of the UKRF’s post-retirement mortality assumptions are based on best estimates derived from an analysis in
2022 of the UKRF’s own post-retirement mortality experience and taking account of recent evidence from published mortality surveys. An allowance has been made for future mortality improvements based on the 2024 core projection model published by the Continuous Mortality
Investigation Bureau subject to a long-term trend of 1.1% per annum in future improvements (2024: 1.25% per annum). Barclays UK
Section of the UKRF does not have any post-retirement mortality assumptions as it only provides a cash lump sum at retirement, not a pension for life.
The table below shows how the assumed life expectancy, for members of the Barclays Bank Section, has changed since last year:

Assumed life expectancy[1]	2025	2024
Life expectancy at 60 for current pensioners (years)
– Males	26.6	26.5
– Females	29.3	29.4
Life expectancy at 60 for future pensioners currently aged 40 (years)
– Males	28.0	28.0
– Females	30.6	30.8
Note:
1The life expectancies disclosed are in respect of a population of the membership that represents c60% of the Defined Benefit Obligation of the Barclays Bank
Section of the UKRF (excluding Afterwork, which has no post-retirement mortality risk) with the remaining members having life expectancy at age 60 of between
26.4 years and 29.3 years.
Approximately, 70% of the longevity risk for current pensioners of the Barclays Bank Section of the UKRF has been reinsured and the transactions will provide income to the Section if pensions are paid out for longer than expected. The contracts form part of the Section’s investment portfolio.
Sensitivity analysis on actuarial assumptions
The sensitivity analysis has been calculated by valuing the UKRF liabilities, using the amended assumptions shown in the table below and keeping the remaining assumptions the same as disclosed in the table above, except in the case of the inflation sensitivity where other assumptions that depend on assumed inflation have also been amended correspondingly. The difference between the recalculated liability figure and that stated in the balance sheet reconciliation table above is the figure shown. The selection of these movements to illustrate the sensitivity of the defined benefit obligation to key assumptions should not be interpreted as Barclays expressing any specific view of the probability of such movements happening.

Change in key assumptions for the UKRF
	2025	2025	2024
	(Decrease)/Increase in defined benefit obligation
	Barclays Bank Section	Barclays UK Section	UKRF
	£bn	£bn	£bn
Discount rate
0.5% p.a. increase	(0.9)	(0.03)	(1.0)
0.25% p.a. increase	(0.4)	(0.02)	(0.5)
0.25% p.a. decrease	0.5	0.02	0.5
0.5% p.a. decrease	1.0	0.04	1.1
Assumed RPI
0.5% p.a. increase	0.7	0.03	0.7
0.25% p.a. increase	0.3	0.01	0.3
0.25% p.a. decrease	(0.3)	(0.01)	(0.4)
0.5% p.a. decrease	(0.6)	(0.03)	(0.7)
Life expectancy at 60
One year increase	0.5	0.00	0.5
One year decrease	(0.5)	0.00	(0.5)
Assets
A long-term investment strategy has been set for the Barclays Bank Section and Barclays UK Section of the UKRF, with asset allocation comprising a mixture of gilts, bonds, and other appropriate assets. This strategy recognises that different asset classes are likely to produce different long-term returns, and some asset classes may be more volatile than others. The long-term investment strategies ensure, among other aims, that investments are adequately diversified.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	419

Notes to the financial statements (continued)

Employee benefits
The value of the assets of the schemes and their percentage in relation to total scheme assets were as follows:

Analysis of scheme assets
	Total				Of which relates to UKRF
	Quoted[1] £m	Unquoted[1,2] £m	Value £m	% of total fair value of scheme assets %	Quoted[1] £m	Unquoted[1,2] £m	Value £m	% of total fair value of scheme assets %
As at 31 December 2025
Bonds - fixed government	1,975	4	1,979	8.9	1,769	4	1,773	8.2
Bonds - index-linked government	8,283	—	8,283	37.1	8,269	—	8,269	38.2
Bonds - corporate and other[3]	1,767	5,015	6,782	30.3	1,562	5,015	6,577	30.4
Equities	227	—	227	1.0	99	—	99	0.4
Private equities	—	1,859	1,859	8.3	—	1,859	1,859	8.6
Property	22	1,392	1,414	6.3	—	1,392	1,392	6.4
Infrastructure	—	414	414	1.9	—	413	413	1.9
Hedge funds	13	1,635	1,648	7.4	—	1,635	1,635	7.6
Derivatives	1	(1,476)	(1,475)	(6.6)	—	(1,475)	(1,475)	(6.8)
Longevity reinsurance contracts	—	(103)	(103)	(0.5)	—	(103)	(103)	(0.5)
Cash and liquid assets[4]	2,309	(1,093)	1,216	5.4	2,305	(1,093)	1,212	5.6
Mixed investment funds	—	—	—	—	—	—	—	—
Other	15	95	110	0.5	—	3	3	—
Fair value of scheme assets[5]	14,612	7,742	22,354	100.0	14,004	7,650	21,654	100.0

As at 31 December 2024
Bonds - fixed government	1,546	—	1,546	6.8	1,306	—	1,306	6.0
Bonds - index-linked government	8,234	—	8,234	36.4	8,214	—	8,214	37.5
Bonds - corporate and other	5,604	717	6,321	27.9	5,395	717	6,112	27.9
Equities	121	—	121	0.5	—	—	—	—
Private equities	—	2,134	2,134	9.4	—	2,134	2,134	9.7
Property	19	1,238	1,257	5.6	—	1,238	1,238	5.6
Infrastructure	—	1,388	1,388	6.1	—	1,388	1,388	6.3
Hedge funds	9	1,390	1,399	6.2	—	1,390	1,390	6.3
Derivatives	(7)	(1,799)	(1,806)	(8.0)	(7)	(1,799)	(1,806)	(8.2)
Longevity reinsurance contract	—	(117)	(117)	(0.5)	—	(117)	(117)	(0.5)
Cash and liquid assets[4]	(454)	2,529	2,075	9.2	(464)	2,529	2,065	9.4
Mixed investment funds	8	—	8	—	—	—	—	—
Other	7	56	63	0.4	—	4	4	—
Fair value of scheme assets[5]	15,087	7,536	22,623	100.0	14,444	7,484	21,928	100.0
Notes:
1During the year ended 31 December 2025, there were c£3bn assets re-classified from unquoted to quoted under cash and liquid assets and c£4bn assets reclassified from quoted to unquoted for Bonds - corporate and other (year ended 31 December 2024: there were no material re-classifications). These re-classifications reflect enhancement to the Bank's levelling policy, including the use of additional data in the active market assessment of issued debt.
2Valuation of unquoted assets is provided by the underlying managers or qualified independent valuers. The valuation for some of the unquoted assets, in particular private equities, is based on valuations as at 30 September 2025 adjusted by cash flows, these being the latest available valuations as at the point of publication. All valuations are determined in accordance with relevant industry guidance. Barclays does not believe these valuations will differ materially from the fair value, in the context of the overall UKRF asset size.
3During the year ended 31 December 2025, there were c£740m of infrastructure loan assets reclassified to Bonds - corporate and other (2024 classification :
Infrastructure).
4Cash and liquid assets for the UKRF consists of £189m (2024: £484m) of cash including receivables/payables, £2,116m (2024: £2,529m) of pooled cash funds and
£(1,093)m (2024: £(948)m) of repurchase agreements.
5Included within the fair value of UKRF assets was nil (2024: nil) relating to shares in Barclays PLC and nil (2024: nil) relating to bonds issued by Barclays PLC.
The UKRF also invests in pooled investment vehicles which may hold shares or debt issued by Barclays PLC.
The value of the UKRF assets split by section are shown in the table below.

UKRF assets split by section
	Barclays Bank Section				Barclays UK Section
	Quoted £m	Unquoted £m	Value £m	% of total fair value of scheme assets %	Quoted £m	Unquoted £m	Value £m	% of total fair value of scheme assets %
As at 31 December 2025
Bonds - fixed government	1,721	4	1,725	8.3	48	—	48	6.0
Bonds - index-linked government	7,751	—	7,751	37.2	518	—	518	64.8
Bonds - corporate and other	1,471	4,729	6,200	29.7	91	286	377	47.2
Equities	—	—	—	—	99	—	99	12.4
Private equities	—	1,859	1,859	8.9	—	—	—	—
Property	—	1,392	1,392	6.7	—	—	—	—
Infrastructure	—	413	413	2.0	—	—	—	—
Hedge funds	—	1,635	1,635	7.8	—	—	—	—
Derivatives	—	(1,478)	(1,478)	(7.1)	—	3	3	0.4
Longevity reinsurance contracts	—	(103)	(103)	(0.5)	—	—	—	—
Cash and liquid assets	2,288	(830)	1,458	7.0	17	(263)	(246)	(30.8)
Other	—	3	3	—	—	—	—	—
Fair value of scheme assets	13,231	7,624	20,855	100.0	773	26	799	100.0

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	420

Notes to the financial statements (continued)

Employee benefits
At 31 December 2025, 39% of the Barclays Bank Section assets and 38% of the Barclays UK Section assets (2024 UKRF: 38%) were invested in liability-driven investment strategies; primarily UK gilts as well as interest rate and inflation swaps. These swaps are used to better match the assets to its liabilities. The swaps are used to reduce the scheme’s inflation and duration risks against its liabilities.
The UKRF employs derivative instruments, where appropriate, to match assets more closely to liabilities, or to achieve a desired exposure or return.  The value of assets shown reflects the assets held by the UKRF, with any derivative holdings reflected on a fair value basis. The
Trustee also uses repurchase agreements and reverse repurchase agreements to achieve the Trustee’s liability hedging objective.
The UKRF has a comprehensive and robust liquidity framework in place. The aim of the liquidity framework is to ensure that benefit payments and other liquidity outflows are paid in due course, sufficient liquidity and collateral is maintained to achieve strategic allocation targets and that all liquidity outflows/collateral needs are covered without forced sale or strategic asset allocation changes.
The Barclays Bank Section of the UKRF holds two longevity reinsurance contracts covering 70% of the current pensioner liabilities of the
Barclays Bank Section. The contracts provide income to the Section if pensions are paid out for longer than expected. At 31 December 2025, the combined value of the contracts was £(103)m (2024: £(117)m). The negative value reflects the estimated impact of changes in the reinsurance market, demographic assumptions and risk premia since the contracts were entered into.
For information on the UKRF Trustee’s approach to Responsible Investment and Climate Risk, in the context of managing the UKRF, please refer to the UKRF Trustee website at epa.towerswatson.com/accounts/barclays/public/barclays-bank-responsible-investment-policy/.
Funding valuation
The UKRF annual funding update as at 30 September 2024 showed a funding surplus of £1.75bn. The 30 September 2025 funding update is not available at the date of this report , as the triennial funding valuations for the UKRF are due to be completed in 2026 with an effective date of 30 September 2025.
The main differences between the funding and accounting assumptions are a different approach to setting the discount rate and a more conservative life expectancy assumption for funding.
As part of the 2022 triennial funding valuation, the Trustee and Barclays Bank PLC agreed an annual adequacy test on a basis more prudent than the IAS 19 or funding bases. Should the Barclays Bank Section of the UKRF be sufficiently funded on this basis, the regular employer contributions to this Section to fund future Afterwork accrual will not be required in the following calendar year. The test will be reviewed at the 2025 triennial valuation, which is expected to be completed in 2026. The test was passed in September, so no regular employer contributions to the Barclays Bank Section are required for 2026. Regular employer contributions are being paid to the Barclays UK Section to fund future Afterwork accrual, an annual adequacy test does not apply to this Section.
Other support measure agreed
Collateral – Barclays Bank PLC has entered into an agreement with the UKRF Trustee to provide collateral to cover at least 100% of any
Barclays Bank Section funding deficit with an overall cap of £8.4bn. Barclays Bank UK PLC has entered into an agreement with the UKRF
Trustee to provide collateral to cover at least 100% of any Barclays UK Section funding deficit with an overall cap of £0.6bn. The collateral pools are currently zero, reflecting the surplus funding position of each Section. The arrangements provide the UKRF Trustee with dedicated access to pools of assets in the event of Barclays Bank PLC or Barclays Bank UK PLC not paying any required deficit reduction contribution to their respective Sections or in the event of their respective insolvency.
Contribution
There were nil (2024: nil) Section 75 contributions included within the Group’s contributions paid.
The Group’s expected contribution to the UKRF in respect of defined benefits in 2026 is £59m.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	421

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
Principal subsidiaries for the Group are set out below. This includes those subsidiaries that are most significant in the context of the
Group’s business, results or financial position. The principal subsidiaries are held directly or indirectly via intermediate holding companies within the Group. There were no significant changes in ownership interests in these subsidiaries during the year, and the
Group did not lose control of any of these subsidiaries. There has been no material percentage change in the Group’s shareholding for its main subsidiaries since 2024.

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
There is also often considerable judgement involved in the ongoing assessment of control over structured entities. In this regard, where market conditions have deteriorated, such that the other investors’ exposures to the structure’s variable returns have been substantively eliminated, the Group may conclude that the managers of the structured entity are acting as its agent and therefore will consolidate the structured entity.
An interest in equity voting rights exceeding 50% would typically indicate that the Group has control of an entity. Until 25 October 2024,
Palomino Limited was excluded from consolidation, despite the Group holding 100% of the voting rights as it was managed by an external counterparty and the Group was not exposed to its variable returns. Following the termination of the management agreement, as from 26
October 2024, the entity is now fully consolidated.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	422

Notes to the financial statements (continued)

Scope of consolidation
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
Regulatory requirements
Barclays’ principal subsidiary companies have assets and liabilities before intercompany eliminations of £2,132bn (2024: £2,015bn) and
£2,031bn (2024: £1,919bn) respectively. Certain of these assets and liabilities are subject to prudential regulation and regulatory capital requirements in the countries in which they are regulated. These require entities to maintain minimum capital levels which cannot be returned to the parent company, Barclays PLC, on a going concern basis.
In order to meet capital requirements, subsidiaries may issue certain equity-accounted and debt-accounted financial instruments and non-
equity instruments, such as Tier 1 and Tier 2 capital instruments and other forms of subordinated liabilities. Refer to Note 26 and Note 27 for particulars of these instruments. These instruments may be subject to cancellation clauses or preference share restrictions that would limit the ability of the entity to repatriate the capital on a timely basis.
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
Other restrictions
The Group is required to maintain cash balances with central banks and other regulatory authorities, and these amounted to  £3,007m (2024:
£2,945m).
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
Depending on the Group’s power over the activities of the entity and its exposure to and ability to influence its own returns, it may consolidate the entity. In other cases, it may sponsor or have exposure to such an entity, but not consolidate it.
Consolidated structured entities
The Group has contractual arrangements which may require it to provide financial support to the following types of consolidated structured entities:
•Securitisation vehicles: The Group uses securitisation as a source of financing and a means of risk transfer.  Where entities are controlled by the Group, they are consolidated.  Refer to Note 36 for further detail.
•Commercial Paper (CP) conduits: These entities issue CP and use the proceeds to lend to clients as part of the Group's multi-seller conduit programme. The Group has provided £21.0bn (2024: £23.9bn) in contractual liquidity facilities to the CP conduits that the Group consolidates. These amounts represent the maximum the conduits can lend externally. The amounts of CP conduit lending (drawn and undrawn) to unconsolidated structured entities can be seen in Other interests in unconsolidated structured entities under multi-seller conduit programme in the Nature of interest table.
•Employee benefit trusts: The Group provides capital contributions to employee benefit trusts to enable them to meet obligations to employees in relation to share-based remuneration arrangements.
•Tender Option Bond (TOB)  trusts: During 2025, the Group provided undrawn liquidity facilities of £4.0bn (2024: £4.0bn) to consolidated TOB trusts.  These trusts invest in fixed income instruments issued by state, local or other municipalities in the United
States, funded by long-term senior floating-rate notes and junior residual securities.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	423

Notes to the financial statements (continued)

Scope of consolidation
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
The Group enters into transactions with unconsolidated structured entities in the normal course of business to facilitate customer transactions, to provide  risk management services and for specific investment opportunities.  This is predominantly within the Barclays Investment Bank.
Structured entities may take the form of funds, trusts, securitisation vehicles, and private investment companies. The largest transactions for
Barclays include loans and derivatives with hedge fund structures and special purpose entities, multi-seller conduit lending, holding notes issued by securitisation vehicles, and facilitating customer requirements through funds.
The nature and extent of the Group’s interests in structured entities is summarised below:

Summary of interests in unconsolidated structured entities
	Secured financing	Short-term traded interests	Traded derivatives	Other interests	Total
	£m	£m	£m	£m	£m
As at 31 December 2025
Assets
Trading portfolio assets	—	31,386	—	—	31,386
Financial assets at fair value through the income statement	79,053	—	—	654	79,707
Derivative financial instruments	—	—	6,257	—	6,257
Financial assets at fair value through other comprehensive income	—	—	—	3,811	3,811
Loans and advances at amortised cost	—	—	—	47,279	47,279
Debt securities at amortised cost	—	—	—	23,818	23,818
Reverse repurchase agreements and other similar secured lending	7,049	—	—	—	7,049
Other assets	—	—	—	—	—
Total assets	86,102	31,386	6,257	75,562	199,307
Liabilities
Derivative financial instruments	—	—	6,451	—	6,451

As at 31 December 2024
Assets
Trading portfolio assets	—	23,941	—	—	23,941
Financial assets at fair value through the income statement	87,546	—	—	1,295	88,841
Derivative financial instruments	—	—	6,540	—	6,540
Financial assets at fair value through other comprehensive income	—	—	—	5,571	5,571
Loans and advances at amortised cost	—	—	—	47,151	47,151
Debt securities at amortised cost	—	—	—	24,331	24,331
Reverse repurchase agreements and other similar secured lending	3,145	—	—	—	3,145
Other assets	—	—	—	—	—
Total assets	90,691	23,941	6,540	78,348	199,520
Liabilities
Derivative financial instruments	—	—	6,978	—	6,978
Secured financing arrangements, short-term traded interests and traded derivatives are typically managed under Market risk management policies described in the Market risk management section, which includes an indication of the change of risk measures compared to last year.
For this reason, the total assets of these entities are not considered meaningful for the purposes of understanding the related risks, and so have not been presented. Other interests include conduits and lending where the interest is driven by normal customer demand. As at 31 December
2025, Barclays entered into transactions with approximately 8,000 (2024: 5,000) structured entities.
Secured financing
The Group routinely enters into reverse repurchase contracts, margin lending, stock borrowing and similar arrangements on normal commercial terms where the counterparty to the arrangement is a structured entity. Due to the nature of these arrangements, especially the transfer of collateral and ongoing margining, the Group is able to manage its variable exposure to the performance of the structured entity counterparty. The counterparties included in secured financing mainly include hedge fund limited structures, investment companies and special purpose entities.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	424

Notes to the financial statements (continued)

Scope of consolidation
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
Traded derivatives
The Group enters into a variety of derivative contracts with structured entities which reference market risk variables, such as interest rates, equities, foreign exchange rates and credit indices among other things. The main derivative types which are considered interests in structured entities include equity options, index-based and entity-specific credit default swaps, and total return swaps.  Interest rate swaps and foreign exchange derivatives that are not complex and which expose the Group to insignificant credit risk by being senior in the payment waterfall of a securitisation and derivatives that are determined to introduce risk or variability to a structured entity are not considered to be an interest in an entity and have been excluded from the disclosures.
A description of the types of derivatives and the risk management practices are detailed in Note 14. The risk of loss may be mitigated through ongoing margining requirements, as well as a right to cash flows from the structured entity which are senior in the payment waterfall. Such margining requirements are consistent with market practice for many derivative arrangements and in line with the Group’s normal credit policies.
Derivative transactions require the counterparty to provide cash or other collateral under margining agreements to mitigate counterparty credit risk. The Group is mainly exposed to settlement risk on these derivatives which is mitigated through daily margining. Total notional contract amounts were £641,837m (2024: £712,793m).
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

Nature of interest
	Multi-seller conduit programme	Lending	Other	Total	Of which: Barclays owned, not consolidated entities[1]
	£m	£m	£m	£m	£m
As at 31 December 2025
Financial assets at fair value through the income statement	—	25	629	654	—
Financial assets at fair value through other comprehensive income	—	2,367	1,444	3,811	—
Loans and advances at amortised cost	9,697	37,582	—	47,279	—
Debt securities at amortised cost	—	—	23,818	23,818	—
Other assets	—	—	—	—	—
Total on-balance sheet exposures	9,697	39,974	25,891	75,562	—
Total off-balance sheet notional amounts	11,326	24,866	—	36,192	—
Maximum exposure to loss	21,023	64,840	25,891	111,754	—
Total assets of the entity	32,527	195,337	81,686	309,550	—

As at 31 December 2024
Financial assets at fair value through the income statement	—	27	1,268	1,295	—
Financial assets at fair value through other comprehensive income	—	3,206	2,365	5,571	—
Loans and advances at amortised cost	11,103	36,048	—	47,151	—
Debt securities at amortised cost	—	—	24,331	24,331	—
Other assets	—	—	—	—	—
Total on-balance sheet exposures	11,103	39,281	27,964	78,348	—
Total off-balance sheet notional amounts	11,530	25,737	—	37,267	—
Maximum exposure to loss	22,633	65,018	27,964	115,615	—
Total assets of the entity	41,431	203,723	75,284	320,438	—
Note:
1Comprises of Barclays owned, not consolidated structured entities per IFRS 10 Consolidated Financial Statements. Refer to Note 33 Principal subsidiaries for more details on consolidation.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	425

Notes to the financial statements (continued)

Scope of consolidation
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
Lending
The portfolio includes lending provided by the Group to unconsolidated structured entities in the normal course of its lending business to earn income in the form of interest and lending fees and includes loans to structured entities that are generally collateralised by property, equipment or other assets. All loans are subject to the Group’s credit sanctioning process. Collateral arrangements are specific to the circumstances of each loan, with additional guarantees and collateral sought from the sponsor of the structured entity for certain arrangements. During the period, the Group incurred immaterial impairment against such facilities.
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
Assets transferred to sponsored unconsolidated structured entities
Barclays is considered to sponsor another entity if: it had a key role in establishing that entity, it transferred assets to the entity, the Barclays name appears in the name of the entity or it provides guarantees on the entity’s performance. As at 31 December 2025, assets transferred to sponsored unconsolidated structured entities were £1,060m (2024: £890m).
35 Investments in associates and joint ventures

Accounting for associates and joint ventures
The equity accounted associates include the Group's investment in the Business Growth Fund £724m (2024: £678m) which has increased primarily due to a fair value gain in its investments by £64m (2024: £30m). The equity accounted joint ventures has decreased to £nil
(2024: £199m) due to the announced sale of the holding during the year. The joint ventures held at fair value through profit or loss has increased to £211m (2024: £171m).

	2025			2024
	Associates	Joint ventures	Total	Associates	Joint ventures	Total
	£m	£m	£m	£m	£m	£m
Equity accounted	739	—	739	692	199	891
Held at fair value through profit or loss	—	211	211	—	171	171
Total	739	211	950	692	370	1,062
Summarised financial information for the Group’s equity accounted associates and joint ventures is set out below. The amounts shown are the Group’s share of the net income of the investees for the year ended 31 December 2025, with the exception of certain undertakings for which the amounts are based on accounts made up to dates not earlier than three months before the balance sheet date.

	Associates			Joint ventures
	2025	2024	2023	2025	2024	2023
	£m	£m	£m	£m	£m	£m
Profit/(loss) from continuing operations	64	30	(10)	6	8	1
Other comprehensive income/(loss)	—	—	—	(4)	(1)	(3)
Total comprehensive income/(loss) from continuing operations	64	30	(10)	2	7	(2)
Unrecognised shares of the losses of individually immaterial associates and joint ventures were £nil (2024: £nil).
The Group has provided guarantees amounted to £nil (2024: £nil) to its associates and  joint ventures. The Barclays drawn commitments to finance or otherwise provide resources to its associates and joint ventures are £474m (2024: £474m) The Barclays share of the associates and joint ventures unutilised credit facilities commitments amounted to £nil (2024: £1,389m).

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	426

Notes to the financial statements (continued)

Scope of consolidation
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

In the course of its normal banking activities, the Group  transfers financial assets, either where legal rights to the cash flows from the asset are passed to the counterparty or beneficially, where the Group retains the rights to the cash flows, but assumes a responsibility to transfer them to the counterparty. Depending on the nature of the transaction, this may result in derecognition of the assets in their entirety, partial derecognition or no derecognition of the assets subject to the transfer.
A summary of the main transactions, and the assets and liabilities and the financial risks arising from these transactions, is set out below:
Transfers of financial assets that do not result in derecognition
Securitisations
The Group was party to securitisation transactions involving its credit card balances, consumer and mortgage loans.
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

	2025				2024
	Assets		Liabilities		Assets		Liabilities
	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value
	£m	£m	£m	£m	£m	£m	£m	£m
Loans and advances at amortised cost
Credit cards, unsecured and other retail lending	12,288	12,318	(2,213)	(2,210)	10,115	10,698	(2,130)	(2,134)
Mortgage assets	236	238	(21)	(26)	254	263	(21)	(20)
Financial assets at FVTPL
Mortgage assets	1,523	1,523	—	—	576	576	—	—
Assets included in disposal group classified as held for sale
Personal Loans	—	—	—	—	846	826	—	—
Total	14,047	14,079	(2,234)	(2,236)	11,791	12,363	(2,151)	(2,154)
Balances included within loans and advances at amortised cost represent securitisations where substantially all the risks and rewards of the asset have been retained by the Group, and balances included within Financial assets at FVTPL and Assets included in disposal groups classified as held for sale represent securitisations where the risks and rewards are neither substantially transferred nor retained.
The relationship between the transferred assets and the associated liabilities is that holders of notes may only look to cash flows from the securitised assets for payments of principal and interest due to them under the terms of their notes, although the contractual terms of their notes may be different to the maturity and interest of the transferred assets.
If Barclays transfers a financial asset, but does not transfer or retain substantially all the risk and rewards of the asset and retains control over it, the transferred assets is recognised to the extent of Barclays’ continuing involvement. Total Financial assets of £21,932m (2024:
£11,951m) were originally transferred in this manner and the carrying value of the asset representing continued involvement is included in the table above.
For transfers of assets in relation to repurchase agreements, refer to Note 37.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	427

Notes to the financial statements (continued)

Scope of consolidation
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
The table below shows the potential financial implications of such continuing involvement:

	Continuing involvement[1]			Gain from continuing involvement
	Carrying amount	Fair value	Maximum exposure to loss[2]	For the year ended	Cumulative to 31 December
Type of transfer	£m	£m	£m	£m	£m
2025
Asset backed securities	67	67	141	3	5
Residential mortgage backed securities	3,456	3,452	3,456	150	414
Commercial mortgage backed securities	360	328	360	5	26
Total	3,883	3,847	3,957	158	445

2024
Asset backed securities	53	53	130	1	1
Residential mortgage backed securities	4,462	4,454	4,462	194	261
Commercial mortgage backed securities	377	334	377	3	21
Total	4,892	4,841	4,969	198	283
Notes:
1Assets which represent the Group’s continuing involvement in derecognised assets are recorded in Loans and advances at amortised cost and Debt securities at
FVTPL.
2Maximum exposure to loss includes notional value of undrawn loan commitment, if any.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	428

Notes to the financial statements (continued)

Scope of consolidation
37 Assets pledged, collateral received and assets transferred
Assets are pledged or transferred as collateral to secure liabilities under repurchase agreements, securitisations and stock lending agreements or as security deposits relating to derivatives. Assets transferred are non-cash assets transferred to a third party that do not qualify for derecognition from the Group balance sheet, for example, because Barclays retains substantially all the exposure to those assets under an agreement to repurchase them in the future for a fixed price.
Assets pledged or transferred as collateral include all assets categorised as encumbered in the disclosure in the Barclays PLC Pillar 3 Report
2025 (unaudited), other than those held in commercial paper conduits. In these transactions, the Group will be required to step in to provide financing itself under a liquidity facility if the vehicle cannot access the commercial paper market.
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
The following table summarises the nature and carrying amount of the assets pledged as security:

	2025	2024
	£m	£m
Cash collateral	79,653	76,401
Loans and advances at amortised cost	38,095	63,531
Trading portfolio assets	115,923	107,368
Financial assets at fair value through the income statement	5,726	5,728
Financial assets at fair value through other comprehensive income	17,438	20,982
Assets pledged	256,835	274,010
The following table summarises the transferred financial assets and the associated liabilities. The transferred assets represent the gross carrying value of the assets pledged and the associated liabilities represent the liability recorded on the balance sheet:

	Transferred assets	Associated liabilities
	£m	£m
As at 31 December 2025
Derivatives	79,753	(79,753)
Repurchase agreements	64,689	(45,810)
Securities lending arrangements	99,238	—
Other	13,155	(12,658)
	256,835	(138,221)

As at 31 December 2024
Derivatives	75,157	(75,157)
Repurchase agreements	77,793	(53,481)
Securities lending arrangements	106,106	—
Other	14,954	(13,580)
	274,010	(142,218)

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	429

Notes to the financial statements (continued)

Scope of consolidation
For repurchase agreements, the difference between transferred assets and the associated liabilities is predominantly due to IFRS netting.
Included within Other are agreements where a counterparty's recourse is limited to the transferred assets. The relationship between the gross transferred assets and the associated liabilities is that holders of notes may only look to cash flows from the securitised assets for payments of principal and interest due to them under the terms of their notes.

	Carrying value		Fair value
	Transferred assets	Associated liabilities	Transferred assets	Associated liabilities	Net position
	£m	£m	£m	£m	£m
2025
Recourse to transferred assets only	12,524	(2,234)	12,556	(2,236)	10,320
2024
Recourse to transferred assets only	10,369	(2,151)	10,961	(2,154)	8,807
The Group has an additional £10,567m (2024: £9,500m) of loans and advances within its asset backed funding programmes that can readily be used to raise additional secured funding and are available to support future issuances.
Collateral held as security for assets
Under certain transactions, including reverse repurchase agreements and stock borrowing transactions, the Group is allowed to resell or re-
pledge the collateral held. Collateralised transactions, such as securities lending and borrowing, repurchase and derivative transactions are conducted in accordance with standard terms, which are customary in the market.
The fair value at the balance sheet date of collateral accepted and re-pledged or transferred to others was as follows:

	2025	2024
	£m	£m
Fair value of securities accepted as collateral	1,513,869	1,318,862
Of which fair value of securities re-pledged/transferred to others	1,382,090	1,191,938

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	430

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
Associates, joint ventures and other entities
The Group provides banking services to its associates, joint ventures and the Group pension funds (principally the UK Retirement Fund), providing loans, overdrafts, interest and non-interest bearing deposits and current accounts to these entities, as well as other services. Group companies also provide investment management and custodian services to the Group pension schemes. All of these transactions are conducted on the same terms as third-party transactions. Summarised financial information for the Group’s investments in associates and joint ventures is set out in Note 35.
Amounts included in the Group’s financial statements, in aggregate, by category of related party entity are as follows:

	Associates	Joint ventures	Pension funds
	£m	£m	£m
For the year ended and as at 31 December 2025
Total income	18	43	8
Credit impairment charges	—	—	—
Operating expenses	(22)	—	(1)
Total assets	—		—
Total liabilities	126	—	140
For the year ended and as at 31 December 2024
Total income	(2)	56	2
Credit impairment charges	—	—	—
Operating expenses	(21)	—	(1)
Total assets	—	1,104	0
Total liabilities	64	—	176
For the year ended and as at 31 December 2023
Total income	13	70	4
Credit impairment charges	—	—	—
Operating expenses	(20)	—	(1)
Total liabilities includes derivatives transacted on behalf of the pension funds of £89m (2024: £100m).
Key Management Personnel
Key Management Personnel are defined as those persons having authority and responsibility for planning, directing and controlling the activities of Barclays PLC (directly or indirectly) and comprise the Directors and Officers of Barclays PLC, certain direct reports of the
Group Chief Executive and the heads of major business units and functions.
The Group provides banking services to Key Management Personnel and persons connected to them. The balances outstanding as at 31
December were as follows:

Banking services provided
	2025	2024
	£m	£m
Loans outstanding as at 31 December	15.4	17.5
Deposit outstanding as at 31 December	27.5	23.3

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	431

Notes to the financial statements (continued)

Other disclosure matters
Total commitments outstanding
Total commitments outstanding refers to the total of any undrawn amounts on credit cards and/or overdraft facilities provided to Key
Management Personnel. Total commitments outstanding as at 31 December 2025 were £0.5m (2024: £0.6m).
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

	2025	2024	2023
	£m	£m	£m
Salaries and other short-term benefits	48.3	45.0	33.3
Pension costs	0.1	0.1	—
Other long-term benefits	13.6	10.5	7.2
Share-based payments	26.2	18.1	10.2
Employer social security charges on emoluments	10.2	8.7	6.3
Costs recognised for accounting purposes	98.4	82.4	57.0
Employer social security charges on emoluments	(10.2)	(8.7)	(6.3)
Other long-term benefits – difference between awards granted and costs recognised	9.5	6.6	1.1
Share-based payments – difference between awards granted and costs recognised	11.7	7.4	6.0
Total remuneration awarded	109.4	87.7	57.8
Disclosure required by the Companies Act 2006
The following information regarding the Barclays PLC Board of Directors is presented in accordance with the Companies Act 2006:

	2025	2024	2023
	£m	£m	£m
Aggregate emoluments[1]	11.4	10.9	9.8
Amounts paid under LTIPs[2]	1.2	—	—
	12.6	10.9	9.8
Notes:
1The aggregate emoluments include amounts paid for the 2025 year. In addition, deferred share awards for 2025 with a total value at grant of £1.3m (2024: £1.8m,
2023: £1.5m) will be made to Directors, which will only vest subject to meeting certain conditions.
2The figure above for "Amounts paid under LTIPs" relates to tranches of prior year LTIP awards that were released to Directors during the year. The LTIP figure in the single total figure table for Executive Directors' 2025 remuneration in the Directors' Remuneration report relates to the 2023-2025 LTIP cycle, the first tranche of which is scheduled to be released following the performance period ending on 31 December 2025.
There were no pension contributions paid to defined contribution schemes on behalf of Directors (2024: £nil, 2023: £nil). There were no notional pension contributions to defined contribution schemes.
As at 31 December 2025, there were no Directors accruing benefits under a defined benefit scheme (2024: nil, 2023: nil).
Directors’ and Officers’ shareholdings and options
The beneficial ownership of ordinary share capital of Barclays PLC by all Directors and Officers of Barclays PLC (involving 30 persons) at
31 December 2025 amounted to 18,192,011 (2024: 20,479,846) ordinary shares of 25p each (0.13% of the ordinary share capital outstanding).
As at 31 December 2025, Executive Directors and Officers of Barclays PLC (involving 19 persons) held options to purchase a total of 59,803
(2024: 49,911) Barclays PLC ordinary shares of 25p each at a weighted average price of 148p under Sharesave.
Advances and credit to Directors and guarantees on behalf of Directors
In accordance with Section 413 of the Companies Act 2006, the total amount of advances and credits made available in 2025 to persons who served as Directors during the year was £0.7m (2024: £0.6m). The total value of guarantees entered into on behalf of Directors during 2025 was £nil (2024: £nil).

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	432

Notes to the financial statements (continued)

Other disclosure matters
39 Auditor’s remuneration
Auditor’s remuneration is included within consultancy, legal and professional fees in administration and general expenses and comprises:

	2025	2024	2023
	£m	£m	£m
Audit of the Barclays Group's annual accounts	13	13	11
Other services:
Audit of the Company's subsidiaries[1]	57	58	53
Other audit related fees[2]	15	14	12
Other services	5	6	2
Total auditor's remuneration	90	91	78
Notes:
1Comprises the fees for the statutory audit of subsidiaries both inside and outside the UK and fees for work performed by associates of KPMG in respect of the consolidated financial statements of the Company.
2Comprises services in relation to statutory and regulatory filings. These include audit services for the review of the interim financial information under the Listing
Rules of the UK listing authority.
Audit scope changes are finalised following the completion of the audit and recognised when agreed. The 2025 audit fee includes £nil (2024:
2m, 2023: £1m)  relating to the previous year’s audit.

	2025	2024	2023
Barclays associated pension schemes	£m	£m	£m
Audit fee	0.6	0.3	0.3
Under SEC regulations the remuneration of our auditors is required to be presented as follows: audit fees £77m (2024: £77m, 2023: £70m), audit-related fees £9m (2024: £9m, 2023: £6m), tax fees £nil (2024: £nil, 2023: £nil), and all other fees £4m (2024: £5m, 2023: £2m).
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
The perimeter of the disposal group has been accounted for in line with the requirements of IFRS 5 as at 31 December 2025. A detailed analysis of the disposal group is presented below.
The 2025 disposal group relates to a USCB co-branded Cards portfolio. Barclays has decided not to compete to become the sole issuer for this portfolio leading to its transfer in H1 2026. The portfolio is expected to be sold at a premium. The extension to the 1 year sale period is aligned to the signed contractual arrangements in place to allow the transition of the portfolio in a controlled and effective manner. The 2024 disposal group includes the USCB Cards portfolio and the German Consumer Finance Business within Head Office.
The fair value level of the financial instruments included in held for sale along with corresponding fair value hierarchy under IFRS13 is disclosed on page 390.

As at 31 December	2025	2024
	£m	£m
Assets included in disposal groups classified as held for sale
Loans and advances to customers	5,801	9,544
Intangible assets	11	25
Property, plant and equipment	—	24
Other assets	120	261
Total assets classified as held for sale	5,932	9,854

Liabilities included in disposal groups classified as held for sale
Deposits from customers	—	3,647
Other liabilities	—	77
Provisions	—	2
Total liabilities classified as held for sale	—	3,726

Net assets classified as held for sale	5,932	6,128

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	433

Notes to the financial statements (continued)

Other disclosure matters
41 Barclays PLC (the Parent company)
Total income
Dividend received from subsidiaries
Dividends received from subsidiaries of £4,185m (2024: £3,087m, 2023: £2,818m) relates to dividends received from Barclays Execution
Services Limited £190m, Barclays Bank UK PLC £1,425m and Barclays Bank PLC £2,570m.
Other income
Other income of £714m (2024: £1,183m, 2023: £1,174m expense) includes £997m (2024: £990m, 2023: £985m) of income received from gross coupon payments on Barclays Bank PLC and Barclays Bank UK PLC-issued AT1 securities,  net fee and commission income from subsidiaries £154m (2024: £135m, 2023: £139m) and  foreign exchange and fair value losses of £(437)m (2024: £58m gain, 2023: £(50)m loss).
Total assets and liabilities
Investment in subsidiaries
The investment in subsidiaries of £63,907m (2024: £63,315m) predominantly relates to investments in the ordinary shares of Barclays Bank
PLC of £36,340m (2024: £36,340m) and their AT1 securities of £10,460m (2024: £9,616m), as well as investments in the ordinary shares of
Barclays Bank UK PLC of £14,245m (2024: £14,245m) and their AT1 securities of £2,230m (2024: £2,435m).  The increase of £592m during the year resulted from net issuances of AT1 holdings.
Impairment in subsidiaries
At the end of each reporting period, an impairment review is undertaken in respect of investment in the ordinary shares of subsidiaries.
Where impairment may be indicated a test of the carrying value against the recoverable value is performed; impairment being indicated
where the investment exceeds the recoverable amount. The recoverable amount is calculated as a value in use (VIU) which is derived from the present value of future cash flows expected to be received from the investment. The VIU calculations use forecast profits based on financial budgets approved by management, covering a five-year period as an approximation of future cash flows discounted using a pre-tax discount rate appropriate to the subsidiary being tested. A terminal growth rate has then been applied to the cash flows thereafter, which is based upon expectations of future inflation rates. The 2025 review did not identify any subsidiaries with indicators of impairment.
Loans and advances to subsidiaries
During the year, loans and advances to subsidiaries decreased by £2,677m to £15,730m (2024: £18,407m). The decrease was largely due to maturities of £2,161m intra-group loans to Barclays PLC subsidiaries.
Subordinated liabilities and debt securities in issue
During the year, subordinated liabilities decreased to £8,644m (2024: £9,706m) primarily due to maturity of £615m of Fixed Rate Resetting
Subordinated Callable Notes (£500m and SGD 200m) and FX impact of  £453m. Debt securities in issue of £14,476m (2024: £16,337m)
have reduced during the year primarily due to redemption of £2,391m Fixed Rate Senior Notes and FX impact of £521m. This is partially offset by issuance of £(1,100)m of Fixed Rate Resetting Senior Callable Notes.
Financial assets and liabilities designated at fair value
Financial liabilities designated at fair value of £48,800m (2024: £42,324m) primarily included new senior issuances of £10,226m during the year with principal amounts of £1,803m Fixed Rate Resetting Senior Callable Notes, £2,033m Floating Rate Senior Callable Notes, £6,317m
Fixed-to-Floating Rate Senior Callable Notes. Barclays PLC also issued £1,045m of Subordinated Debt in the year with principal amounts of
EUR 1,250m  of Fixed Rate Resetting Subordinated Callable Notes. The increase is partially offset by redemption of senior debt of £4,610m
(2024:£3,577m). The proceeds raised through these transactions were used to invest in subsidiaries of Barclays PLC and are included within the financial assets designated at fair value through the income statement balance of £50,921m (2024: £44,435m). The effect of changes in the liabilities at fair value, including those due to credit risk, is expected to offset the changes in the fair value of the related financial asset in the income statement. At year end the carrying amount of financial liabilities was £1,168m higher than the contractual amount on maturity
(2024: £195m lower).
Derivative financial instruments
During the year, derivative financial liabilities decreased by £119m to £535m (2024: £654m). This is primarily driven by the gain in derivatives due to mark to market movement.
Total equity
Called up share capital and share premium
Called up share capital and share premium of Barclays PLC is £4,178m (2024: £4,186m). The decrease in the year is primarily due to £636m shares repurchased with a total nominal value of £158m. This decrease was partially offset by shares issued under employee share schemes.
Other equity instruments
Other equity instruments of £12,673m (2024: £12,033m) comprises AT1 securities issued by Barclays PLC. The AT1 securities are perpetual securities with no fixed maturity and are structured to qualify as AT1 instruments under prevailing capital rules applicable as at the relevant issue date. During the year, there were four AT1 issuances with principal amounts totalling £3,799m (USD 1,500m, £1,000m, EUR 1,500m and SGD 500m) and three redemptions with principal amounts totalling £3,120m (USD 1,500m and £2,000m). For further details, please refer to Note 27.
The Parent company financials on pages 348 to 350 form part of this note.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	434

Notes to the financial statements (continued)

Other disclosure matters
42 Related undertakings
The Group’s corporate structure consists of a
number of related undertakings, comprising
subsidiary undertakings, joint ventures,
associated undertakings and significant
holdings. A full list of these related
undertakings is set out below, together with
the country of incorporation, registered
office (or principal place of business) and
the identity and percentage  of each share
class held by the Group. The information is
provided as at 31 December 2025.
The entities are grouped by the countries in
which they are incorporated. The profits
earned by the activities of these entities are
in some cases taxed in countries other than
the country of incorporation, for example,
where the entity carries on business through
a branch in a territory outside of  its country
of incorporation. Barclays PLC Country
Snapshot provides details of where the
Group carries on its business, where its
profits are subject to tax and the taxes it pays
in each country it operates in.
Wholly owned subsidiaries
Unless otherwise stated, the undertakings
below are wholly owned and included in the
consolidation and the share capital held by
the Group comprises ordinary and/or
common shares, which are held by
subsidiaries of Barclays PLC. Unless
otherwise stated, the Group holds 100% of
the nominal value of each share class.

Notes
A	Directly held by Barclays PLC
B	Partnership Interest
C	Membership Interest
D	Class D Shares
E	Preference Shares
F	A Preference Shares
G	B Preference Shares
H	Ordinary/Common Shares in addition to other shares
I	A Ordinary Shares
J	B Ordinary Shares
K	C Ordinary Shares
L	F Ordinary Shares
M	First Preference Shares, Second Preference Shares
N	Registered Address not in country of Incorporation
O	Core Shares, Insurance (Classified) Shares
P	Class B, C, D, E, F, G, H, I, J and K
Q	Non-Redeemable Ordinary Shares

Notes
R	Class A, B and C Shares
S	Class A and Class B Shares
T	PEF Carry Shares
U	Not Consolidated (see Note 34 IFRS12 Structured entities)
V	USD Linked Ordinary Shares
W	Redeemable Class B Shares
X	Capital Contribution Shares
Y	Class A Redeemable Preference
Z	Class B Redeemable Preference
AA	First Class Common Shares, Second Class Common Shares
CC	Non-Voting Redeemable Preference Shares
DD	Ordinary "F" Shares - Variable
EE	Class C Preferred Shares and Class D Preferred Shares
FF	Trust Interest
GG	A1 Ordinary Shares (42.85%) and A2 Preference Shares (45.15%)
HH	A2 Ordinary Shares (14.14%) and A3 Ordinary Shares(68.10%)
II	LLC Share
JJ	A Shares (4.99%) and B Shares (100%)
KK	Class A Ordinary Shares (34.47%) and Class C Ordinary Shares (22.98%)
LL	Class A Ordinary Shares (49.52%) and Preference Shares (48.25%)

Wholly owned subsidiaries	Note
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
Barclays Converted Investments (No.2) Limited
Barclays Direct Investing Nominees Limited
Barclays Directors Limited
Barclays Equity Holdings Limited
Barclays Execution Services Limited	A
Barclays Executive Schemes Trustees Limited
Barclays Financial Planning Nominee Company Limited
Barclays Funds Investments Limited

Wholly owned subsidiaries	Note
Barclays Gaia Holdings Limited
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
Barclaycard Payments Limited
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
Isle of Wight Home Loans Limited
J.V. Estates Limited
Kirsche Investments Limited
Long Island Assets Limited
Maloney Investments Limited
Menlo Investments Limited
Mercantile Credit Company Limited

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	435

Notes to the financial statements (continued)

Other disclosure matters

Wholly owned subsidiaries	Note
Mercantile Leasing Company (No.132) Limited
MK Opportunities LP	B
Naxos Investments Limited (In Liquidation 14 January 2026)
North Colonnade Investments Limited
Northwharf Investments Limited	T,H
Northwharf Nominees Limited
Oak Pension Asset Management Limited	U
Radbroke Mortgages UK Limited
Real Estate Participation Management Limited
Real Estate Participation Services Limited
Relative Value Investments UK Limited Liability Partnership	B
Relative Value Trading Limited
Roder Investments No. 1 Limited	H, E
Roder Investments No. 2 Limited	H, E
RVT CLO Investments LLP	B
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
Wedd Jefferson (Nominees) Limited
Westferry Investments Limited
Woolwich Homes Limited
Woolwich Qualifying Employee Share Ownership Trustee Limited
Zeban Nominees Limited

C/O Teneo Financial Advisory Limited, 3rd Floor, The Colmore Building, 20 Colmore Circus Queensway, Birmingham, West Midlands, B4 6AT
Barclays Nominees (Branches) Limited (In Liquidation)
Leonis Investments LLP (In Liquidation)	B

2nd Floor, Marlow International, Parkway, Marlow, SL7 1YL, United Kingdom
Kensington Mortgage Company Limited
Kensington Mortgage Services Limited

1-4, Clyde Place Lane, Glasgow, G5 8DP
R.C. Greig Nominees Limited

50 Lothian Road, Festival Square, Edinburgh, EH3 9WJ
BNRI PIA Scot GP Limited
BNRI Scots GP, LLP	B
Pecan Aggregator LP	B

Logic House, Waterfront Business Park, Park, Fleet Road, Fleet, Hampshire, GU51 3SB
The Logic Group Enterprises Limited

Wholly owned subsidiaries	Note
The Logic Group Holdings Limited	I

9, allée Scheffer, L-2520, Luxembourg
Barclays Claudas Investments Partnership	B, N
Barclays Pelleas Investments Limited Partnership	B, N
Barclays Blossom Finance Limited Partnership	B, N

Argentina
Marval, O’Farrell & Mairal, Av. Leandro N.Alem 882, Buenos Aires, C1001AAQ
Compañia Regional del Sur S.A.(In Liquidation)

Brazil
Av. Brigadeiro Faria Lima, No.4.440, 12th Floor, Bairro Itaim Bibi, Sao Paulo, CEP, 04538-132
Barclays Brasil Assessoria Financeira Ltda

Canada
Bay Wellington Tower, Brookfield Place, 47th floor, 181 Bay Street, Toronto, Ontario, M5J 2T3
Barclays Capital Canada Inc.
Barclays Corporation Limited

1 Churchill Place, London, E14 5HP
CPIA Canada Holdings	B, N

Cayman Islands
PO Box 309, Ugland House, George Town, Grand Cayman, KY1-1104
Alymere Investments Limited	F, G, H
Analytical Trade UK Limited
Barclays Capital (Cayman) Limited
Barclays Securities Financing Limited	F, G, H
Barclays US Holdings Limited	E, I
Braven Investments No.1 Limited
Capton Investments Limited
Claudas Investments Limited	H, Y, Z
Claudas Investments Two Limited
CPIA Investments No.2 Limited	E, H
Gallen Investments Limited
Hornbeam Limited	U
Mintaka Investments No. 4 Limited
Palomino Limited
Pelleas Investments Limited
Pippin Island Investments Limited
Razzoli Investments Limited	E, H
RVH Limited	E, H

France
34-36 avenue de Friedland, 75008, Paris
Barclays ADF SA

Guernsey
P.O. Box 33, Dorey Court, Admiral Park, St. Peter Port, GY1 4AT

Wholly owned subsidiaries	Note
Barclays Insurance Guernsey PCC Limited	O
Barclays UKRF No.1 IC Limited	U
Barclays UKRF ICC Limited	U
Barclays UKRF No.2 IC Ltd	U

Hong Kong
Level 41, Cheung Kong Center, 2 Queen's Road Central, N/A, Hong Kong
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
Barclays Europe Nominees Designated Activity Company

25-28 North Wall Quay, Dublin1, D01
Erimon Home Loans Ireland Limited

70 Sir John Rogerson’s Quay, Dublin 2, D02 R296
Barclays Finance Ireland Limited

Isle of Man
Eagle Court, Circular Road, Douglas, IM1 1AD
Barclays Nominees (Manx) Limited (In Liquidation)	U
Barclays Private Clients International Limited	I, J, U

c/o Zedra Trust Company (Isle of Man) Limited, 2nd Floor, St Georges Court, Upper Church Street, Douglas, IM1 1EE
Barclays Holdings (Isle of Man) Limited (In Liquidation)

Japan
10-1, Roppongi 6-chome, Minato-ku, Tokyo

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	436

Notes to the financial statements (continued)

Other disclosure matters

Wholly owned subsidiaries	Note
Barclays Funds and Advisory Japan
Barclays Securities Japan Limited	F, H

Jersey
28 Esplanade, St Helier, JE2 3QA
Barclays Services Jersey Limited (In Liquidation)

13 Library Place, St Helier, JE4 8NE
Barclays Nominees (Jersey) Limited	U
Barclaytrust Channel Islands Limited	U

Estera Trust (Jersey) Limited, 13-14 Esplanade, St Helier, JE1 1EE
MK Opportunities GP Ltd

3rd Floor, 44 Esplanade, St. Helier, JE4 9WG, Jersey
Barclaycard Payments Holdings Limited
Barclaycard Payments Midco Limited

Luxembourg
9, allée Scheffer, L-2520, Luxembourg
Barclays Bedivere Investments S.à r.l.	H, I, J
Barclays Cantal Investments S.à r.l.	S
Barclays Capital Luxembourg S.à r.l.
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
31 Avenue de la Costa, Monte Carlo BP 339
Barclays Private Asset Management (Monaco) S.A.M

Saudi Arabia
3rd Floor Al Dahna Center, 114 Al-Ahsa Street, PO Box 1454, Riyadh 11431
Barclays Saudi Arabia (In Liquidation)

Building 4.09- Unit 2- Level 9th, King Abdullah Financial District Riyadh, KSA, Kingdom Abdullah Financial District, Riyadh
Barclays Regional Headquarters Company

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
Barclays Switzerland Services SA
BPB Holdings SA

Taiwan
19F-1, No. 7, Xinyi Road, Sec. 5, Taipei, A322, Taiwan
Barclays Securities Taiwan Limited

Turkey
13th floor, Kanyon Office Block, Büyükdere Caddesi, Levent, Istanbul, 34394
Barclays Menkul Değerler Anonim Şirketi

United States
Corporation Service Company, 251 Little Falls Drive, Wilmington, DE 19808
Analytical Trade Holdings LLC
Barclays Asset Backed Depositor LLC	C
Barclays Bank Delaware	E, H
Barclays Capital Derivatives Funding LLC	C
Barclays STBT Inc.
Barclays Capital Equities Trading GP	B

Wholly owned subsidiaries	Note
Barclays Capital Holdings Inc.	F, G, H
Barclays Capital Real Estate Finance Inc.
Barclays Capital Real Estate Holdings Inc.
Barclays Capital Real Estate Inc.
Barclays Commercial Mortgage Securities LLC	C
Barclays Dryrock Funding LLC	C
Barclays Financial LLC	C
Barclays Group US Inc.	F, H
Barclays Lifestyles LLC	C
Barclays Nest LLC	C
Barclays Oversight Management Inc.
Barclays Receivables LLC	C
Barclays Services Corporation
Barclays Services LLC	C
Barclays US CCP Funding LLC	C
Barclays US Investments Inc.
Barclays US LLC	H, EE
BCAP LLC	C
Gracechurch Services Corporation
Lagalla Investments LLC
Marbury Holdings LLC
Preferred Liquidity, LLC	I
Procella Investments No.2 LLC	II
Procella Investments No.3 LLC	II
Relative Value Holdings, LLC
Surrey Funding Corporation
Sussex Purchasing Corporation
Sutton Funding LLC	C
US Secured Investments LLC	X
Verain Investments LLC
Wilmington Riverfront LLC	C

100 Bank Street, Suite 630, Burlington, Vermont 05401
Barclays Insurance U.S. Inc.

Corporation Service Company, 80 State Street, Albany, NY, 12207-2543
Barclays Equity Holdings Inc.

Corporation Service Company, Goodwin Square, 225 Asylum Street, 20th Floor Hartford CT 06103
Barclays Capital Inc.

Corporation Service Company, 2626, Glenwood Ave, Suite 550, Raleigh, NC, 27608
Barclays US GPF Inc.
Equifirst Corporation (In Liquidation, dissolved with State of North Carolina)

Rodney Square North, 1100, North Market Street, Wilmington, Delaware, 19890
Barclays Dryrock Issuance Trust	FF

745 Seventh Avenue, New York, NY10019
Alynore Investments Limited Partnership	B, N

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial statements	Barclays PLC Annual Report 2025 on Form 20-F	437

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

Other Related Undertakings	%	Note
United Kingdom
1 Churchill Place, London, E14 5HP
Barclaycard Funding PLC	100.00	I
Barclays Covered Bonds Limited Liability Partnership	50.00	B
Barclays Secured Funding (LM) Limited	20.00
Barclays Secured Notes Finance LLP	20.00	B

80 Fenchurch Street, London EC3M 4AE
Igloo Regeneration (General Partner) Limited	25.00	K, U

3-5 London Road, Rainham, Gillingham, Kent ME8 7RG
Trade Ideas Limited	20.00	U

50 Lothian Road, Festival Square, Edinburgh, EH3 9WJ
Equistone Founder Partner III L.P.	20.00	B, U

Enigma, Wavendon Business Park Milton Keynes, MK17 8LX
Intelligent Processing Solutions Limited	19.50	U

180 Borough High Street, London SE1 1LB
Protium Green Solutions Limited		U, GG

13-15 York Buildings, London, WC2N 6JU
BGF Group PLC	24.60	I, U

Unit 9 Westbrook Court, Sharrowvale Road, Sheffield, S11 8YZ
Palms Row Healthcare Holdings Limited	100.00	U, CC

3rd Floor 19-20 Berners Street, London, W1T 3NW
AVFI TIDE I LP	41.30	B, U

3rd Floor, 19-20 Berners Street, London W1T 3NW
Female Innovators Lab L.P.	60.00	B

6th Floor 60 Gracechurch Street, London, EC3V 0HR

Other Related Undertakings	%	Note
BMC (UK) Ltd		U, LL

1301 K Street Nw, Washington DC 20005, United States
Barclays Pre-Seed Investments I LP	100.00	B, N, U
Barclays Pre-Seed Investments II LP	100.00	B, N, U

The White House, High Street, Dereham, Norfolk, NR19 1DR
Naked Energy Limited	25.80	G, U

Belgium
Klipperstraat 15 2030 Antwerp
Euphony Benelux NV (In Administration)	20.00	U

Cayman Islands
Maples Corporate Services Limited, PO Box 309, Ugland House, South Church Street, Grand Cayman, KY1-1104
Southern Peaks Mining LP	54.05	B, U
SPM GP Limited	90.00	U

Korea, Republic of
18th Floor, Daishin Finance Centre, 343, Samil-daero, Jung-go, Seoul
Woori BC Pegasus Securitization Specialty Co. Ltd	70.00	AA

Luxembourg
9, allée Scheffer, L-2520, Luxembourg
Barclays Alzin Investments S.à r.l.	100.00	D, S
Barclays Bordang Investments S.à r.l.	100.00	S

17, Boulevard F.W. Raiffeisen
Salica Growth Debt Fund II SCSp	33.00	B, U

Netherlands
Winschoterdiep, 70, Groningen, 9723AB, Groningen,
Cube Solidus B.V.		U, JJ

Alexanderstraat 18, The Hague, 2514 JM, Zuid-Holland
Tulip Oil Holding BV		U, KK

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
The Board of Directors are responsible,
amongst other things, for setting the
company strategy and budgets.
The last financial year of the above JV
ended on 3 October 2025 and the average
number of monthly employees reported in
the accounts was 1,118.
Notes:
1This is distinct to how the term “joint venture”
may be used for the purposes of IFRS.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial Statements	Barclays PLC Annual Report 2025 on Form 20-F	438

Additional unaudited information
Shareholder information
Annual General Meeting (AGM)
The Barclays PLC 2026 AGM will be held on Thursday 7 May at QEII Centre Broad Sanctuary, Westminster London SW1P 3EE as
described in the Notice of Meeting, to be published on the Company's website (home.barclays/agm).
Keep your personal details up to date
Please remember to tell Equiniti if:
•you move
•you need to update your bank or building society details.
If you are a Shareview member, you can update your bank or building society account or address details online. If you are not a Shareview member you can update details quickly and easily over the telephone using the Equiniti contact details on the next page.
Key dates
20 February  2026
Full year dividend record date
31 March  2026
Full year dividend payment date
28 April 2026
Q1 Results Announcement
7 May 2026
Annual General Meeting
Dividends
The Barclays PLC 2025 full year dividend for the year ended 31 December 2025 will be 5.6p per share, making the 2025 total dividend 8.6p per share.
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
Share Dealing Services, donations to charity and returns to shareholders
During 2025, we offered shareholders the option to donate to ShareGift as part of the Share Dealing Service, which resulted in over £78,000 in donations. The initiative is aimed at shareholders with relatively small shareholdings for whom it might otherwise be uneconomical to deal.
Over £0.5m has been donated as part of the Share Dealing Service since it was launched in 2017. Some shareholders also opt to sell their holding, as is their right to, resulting in approximately £23.91m being returned to shareholders in 2025, with a total of £95.66m returned via this service since it was introduced.
Shareholder Asset Reunification Programme
In November 2025, we launched a new shareholder asset reunification programme instructing Prosearch,a specialist tracing company, to help us trace over 38,000 lost shareholders. We want to reunite shareholders who have lost touch with the company,with  their shareholding and unclaimed dividends. To date, we have already reunited over £362,000 worth of shares and unclaimed dividends to shareholders via this programme.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial Statements	Barclays PLC Annual Report 2025 on Form 20-F	439

Additional unaudited information (continued)
Shareholder security
Shareholders should be wary of any cold calls, emails, texts or instant messages with an offer to buy or sell shares. Fraudsters often use persuasive and high pressure techniques to lure shareholders into high-risk investments or scams. You should treat any unsolicited calls with caution.
Please keep in mind that firms authorised by the Financial Conduct Authority (FCA) are unlikely to contact you out of the blue. You should consider getting independent financial or professional advice from someone unconnected to the respective firm before you hand over any money.
Report a scam
If you suspect that you have been approached by fraudsters please tell the FCA using the share fraud reporting form at fca.org.uk/consumers/
scams. You can also call the FCA Helpline on 0800 111 6768 or through Action Fraud on 0300 123 2040.
Managing your shares online
Shareview
Barclays shareholders can go online to manage their shareholding and find out about Barclays performance by joining Shareview. Through
Shareview, you:
•will receive the latest updates from Barclays direct to your email;
•can update your address and bank details online;
•can vote in advance of general meetings.
To join Shareview, please follow these two easy steps:
Step 1 Go to portfolio.shareview.co.uk
Step 2 Register for electronic communications by following the instructions on screen
Useful contact details
Registrar
Holders of ordinary shares
The Barclays share register is maintained by Equiniti. If you have any questions about your Barclays shares, please contact Equiniti by visiting shareview.co.uk
By phone: +44 (0)371 384 2055a  (UK & International telephone number)
For the hearing and speech impaired Equiniti welcome calls via Relay UK. For more information see relayuk.bt.com.
By post:  Aspect House, Spencer Road, Lancing, West Sussex BN99 6DA
To find out more, contact Equiniti or visit: home.barclays/dividends
Holders of American Depositary Receipts (ADRs)
ADRs represent the ownership of Barclays PLC shares which are traded on the New York Stock Exchange. ADRs carry prices, and pay dividends, in US dollars.
If you have any questions about your Barclays ADRs, please contact Shareowner Services:
Electronically: shareowneronline.com/informational/contact-us/
By phone:
+1 800 990 1135 (toll free in the US and Canada)
+1 651 453 2128 (outside the US and Canada)
By post:
Shareowner Services, PO Box 64504, St Paul, MN 55164-0504, USA
Delivery of ADR certificates and overnight mail
By post: Shareowner Services, 1110 Centre Pointe Curve, Suite 101, Mendota Heights, MN 55120-4100, USA
Qualifying ADR holders should contact Shareowner Services for further details regarding the DRIP

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial Statements	Barclays PLC Annual Report 2025 on Form 20-F	440

Additional unaudited information (continued)
Shareholder Relations
If you have any questions for Barclays about your shareholding, please contact us:
By email: privateshareholderrelations@barclays.com
By post: Private Shareholder Relations, Barclays PLC, 1 Churchill Place, London E14 5HP
Please do not use this channel for general solicitations, marketing or general communications. Any non-shareholder-related enquiries will not receive a response.
Alternative formats
Shareholder documents can be provided in large print, audio CD or Braille free of charge by calling Equiniti.
+44 (0)371 384 2055a
(UK & International telephone number)
Note
aLines open 8.30am to 5.30pm (UK time) Monday to Friday, excluding public holidays.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial Statements	Barclays PLC Annual Report 2025 on Form 20-F	441

Additional unaudited information (continued)
Articles of Association
Barclays PLC (the “Company”) is a public limited company registered in England and Wales under company number 48839. Barclays, originally named Barclay & Company Limited was incorporated in England and Wales on 20 July 1896 under the Companies Acts 1862 to
1890 as a company limited by shares. The company name was changed to Barclays Bank Limited on 17 February 1917 and it was registered on 15 February 1982 as a public limited company under the Companies Acts 1948 to 1980. On 1 January 1985, the company changed its name to Barclays PLC. The objects of the Company are unrestricted.
The current Articles of Association were adopted at the Company's Annual General Meeting ("AGM") on 9 May 2024, in substitution for and to the exclusion of Articles adopted on 5 May 2021.
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
(viii)A Director may appoint either another Director or some other person approved by the Board to act as his/her alternate with power to attend Board meetings and generally to exercise the functions of the appointing Director in his/her absence (other than the power to appoint an alternate of his/her appointor).
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
(xi)A Director may not vote or count towards the quorum on any resolution concerning any proposal in which he/she (or any person connected with him/her) has a material interest (other than by virtue of his/her interest in securities of the Company) or if he/she has a duty which conflicts or may conflict with the interests of the Company, unless the resolution relates to any proposal:
(a)to indemnify a Director or provide him/her with a guarantee or security in respect of money lent by him/her to, or any obligation incurred by him/her or any other person for the benefit of (or at the request of), the Company (or any other member of the Group);
(b)to indemnify or give security or a guarantee to a third party in respect of a debt or obligation of the Company (or any other member of the Group) for which the Director has personally assumed responsibility, in whole or in part;
(c)to obtain insurance for the benefit of Directors;
(d)involving the acquisition by a Director of any securities of the Company (or any other member of the Group) pursuant to an offer to existing holders of securities or to the public;
(e)that the Director underwrite any issue of securities of the Company (or any other member of the Group);
(f)concerning any other company in which the Director is interested as an officer or creditor or shareholder but, broadly, only if he/
she (together with his/her connected persons) is directly or indirectly interested in less than 1% of either any class of the issued equity share capital or of the voting rights of that company; and
(g)concerning any other arrangement for the benefit of employees of the Company (or any other member of the Group) under which the Director benefits or stands to benefit in a similar manner to the employees concerned and which does not give the Director any advantage which the employees to whom the arrangement relates would not receive.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial Statements	Barclays PLC Annual Report 2025 on Form 20-F	442

Additional unaudited information (continued)
(xii)A Director may not vote or be counted in the quorum on any resolution which concerns his/her own employment or appointment to any office of the Company or any other company in which the Company is interested.
(xiii)Subject to applicable legislation, the provisions described in sub-paragraphs (x), (xi) and (xii) may be relaxed or suspended by an ordinary resolution of the members of the Company or any applicable governmental or other regulatory body.
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
If a member fails to pay any call in full (following notice from the Board that such failure will result in forfeiture of the relevant shares), such shares (including any dividends declared but not paid) may be forfeited by a resolution of the Board, and will become the property of the
Company. Forfeiture shall not absolve a previous member for amounts payable by him/her (which may continue to accrue interest).

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial Statements	Barclays PLC Annual Report 2025 on Form 20-F	443

Additional unaudited information (continued)
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
Indemnity
Subject to applicable legislation, every current and former Director or other officer of the Company (other than any person engaged by the company as auditor) shall be indemnified by the Company against any liability in relation to the Company, other than (broadly) any liability to the Company or a member of the Group, or any criminal or regulatory fine.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial Statements	Barclays PLC Annual Report 2025 on Form 20-F	444

Additional unaudited information (continued)
Dividends on the ordinary shares of Barclays PLC
The dividends declared for each of the last five years were:

Pence per 25p ordinary share
	2025	2024	2023	2022	2021
Half year	3.00	2.90	2.70	2.25	2.00
Full year	5.60	5.50	5.30	5.00	4.00
Total	8.60	8.40	8.00	7.25	6.00

US Dollars per 25p ordinary share
	2025	2024	2023	2022	2021
Half year	0.04	0.04	0.03	0.03	0.03
Full year	0.08	0.07	0.07	0.06	0.05
Total	0.12	0.11	0.10	0.09	0.08
The gross dividends applicable to an American Depositary Share (ADS) representing four ordinary shares, before deduction of withholding tax, are as follows:

US Dollars per American Depositary Share
	2025	2024	2023	2022	2021
Half year	0.16	0.15	0.13	0.10	0.11
Full year	0.30	0.27	0.27	0.24	0.22
Total	0.46	0.42	0.40	0.34	0.33
The final dividends shown above are expressed in Dollars translated at the closing spot rate for Pounds Sterling as determined by Bloomberg at 5pm in New York City (the ‘Closing Spot Rate’) on the latest practicable date for inclusion in this report. No representation is made that
Pounds Sterling amounts have been, or could have been, or could be, converted into Dollars at these rates.
Trading market for ordinary shares of Barclays PLC
The principal trading market for Barclays PLC ordinary shares is the London Stock Exchange. At the close of business on 31 December
2025, 13,866,661,730 ordinary shares were in issue.
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
As at December 31, 2025, 299,037,602 ADSs were outstanding (equivalent to 1,196,150,408 ordinary shares or approximately 8.63% of the total outstanding ordinary shares of Barclays PLC on that date). In addition, there were 1,578 record holders of ordinary shares of Barclays
PLC with US addresses as at December 31, 2025, representing 0.03% of the outstanding ordinary shares. Barclays ADSs are held both in the
US and worldwide. Since a certain number of the ordinary shares and ADSs were held by brokers or other nominees, the number of record holders in the US may not be representative of the number of beneficial holders or of their country of residence.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial Statements	Barclays PLC Annual Report 2025 on Form 20-F	445

Additional unaudited information (continued)

Shareholdings at 31 December 2025[1]
	Number of shareholders	Percentage of holders	Shares held	Percentage of capital
		%		%
Classification of shareholders
Personal Holders	181,113	98.67	305,449,527	2.20
Banks and Nominees	1,701	0.93	11,319,402,910	81.63
Other Companies	745	0.40	2,241,799,316	16.17
Insurance Companies	1	—	208	—
Pension Funds	4	—	9,769	—
Total	183,564	100	13,866,661,730	100
Shareholding range
1 - 100	15,400	8.39	553,369	0.01
101 - 250	41,317	22.51	8,395,175	0.06
251 - 500	49,053	26.72	17,149,355	0.12
501 - 1,000	28,114	15.32	19,820,462	0.14
1,001 - 5,000	34,210	18.64	75,719,057	0.55
5,001 - 10,000	7,808	4.25	55,015,732	0.40
10,001 - 25,000	4,721	2.57	71,282,600	0.51
25,001 - 50,000	1,216	0.66	41,564,891	0.30
50,001 and over	1,725	0.94	13,577,161,089	97.91
Total	183,564	100.00	13,866,661,730	100
United States Holdings	1,578	0.86	4,230,437	0.03
Note:
1 These figures do not include Barclays Sharestore members.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial Statements	Barclays PLC Annual Report 2025 on Form 20-F	446

Additional unaudited information (continued)
Taxation of UK holders
The following is a summary of certain UK tax issues which are likely to be material to the holding and disposal of Ordinary Shares of
Barclays PLC or ADSs representing such Ordinary Shares (the "Shares").
It is based on the current laws of England and Wales, UK tax law and the practice of His Majesty’s Revenue and Customs ("HMRC"), each of which may be subject to change, possibly with retrospective effect and in particular it does not contemplate any changes in law announced, but not yet enacted, as part of the UK government's Autumn Budget on 26 November 2025 (the "Budget"). It is a general guide for information purposes and should be treated with appropriate caution. It is not intended as tax advice and it does not purport to describe all of the tax considerations that may be relevant to a prospective purchaser, holder or disposer of Shares. In particular, save where expressly stated to the contrary, this summary deals with shareholders who are resident and, in the case of individuals, domiciled in (and only in) the
UK for UK tax purposes, who hold their Shares as investments (other than under an individual savings account) and who are the absolute beneficial owners of their Shares and any dividends paid on them.
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
For the tax year from 6 April 2025 to 5 April 2026 (inclusive), a nil rate of UK income tax applies to the first £500 of Total Dividend Income received by an individual shareholder in that tax year (the "Nil Rate Amount"). For the 2024-2025 tax year, the Nil Rate Amount was £500.
For the 2023-2024 tax year, the Nil Rate Amount was £1,000. For the 2018-2019, 2019-2020, 2020-2021, 2021-2022 and 2022-2023 tax
years, the Nil Rate Amount was £2,000.
Where the Total Dividend Income received by an individual shareholder in a tax year exceeds the relevant Nil Rate Amount for that tax year, the excess amount (the "Remaining Dividend Income") will, at the date hereof, be subject to UK income tax at the following current rates for the tax year from 6 April 2025 to 5 April 2026:
(a)        at the rate of 8.75% on any portion of the Remaining Dividend Income that falls within the basic tax band;
(b)        at the rate of 33.75% on any portion of the Remaining Dividend Income that falls within the higher tax band; and
(c)        at the rate of 39.35% on any portion of the Remaining Dividend Income that falls within the additional tax band.
The tax rates for the Remaining Dividend Income that falls within the basic tax band and the higher tax band have been provisionally increased by 2% for the tax year from 6 April 2026 to 5 April 2027 to 10.75% and 35.75% respectively pursuant to a series of parliamentary resolutions that give provisional statutory effect to certain aspects of the UK government's Autumn Budget on 26 November 2025. It is expected these increases will be given permanent statutory effect following the enactment of the Finance (No. 2) Bill 2024-26.
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
generally be liable for UK tax on the amount of the dividend as described in (i) Taxation of dividends above, in the same way as the shareholder would have been on the receipt of a cash dividend. For capital gains purposes, the base cost of Shares purchased under the
Dividend Re-Investment Plan will be the amount of the cash dividend used to purchase such Shares.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial Statements	Barclays PLC Annual Report 2025 on Form 20-F	447

Additional unaudited information (continued)
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
force on 11 November 1979 (the "Estate and Gift Tax Convention"), the current UK tax law and the practice of HMRC, all of which are subject to change, possibly on a retroactive basis. This discussion is based in part upon the representations of the ADR Depositary and the assumption that each obligation of the Deposit Agreement and any related agreement will be performed in accordance with its terms.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial Statements	Barclays PLC Annual Report 2025 on Form 20-F	448

Additional unaudited information (continued)
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
Based on its audited financial statements and relevant market and shareholder data, Barclays PLC believes that it was not treated as a PFIC for US federal income tax purposes with respect to its 2024 or 2025 taxable years.  In addition, based on its audited financial statements and current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, Barclays PLC does not anticipate becoming a PFIC for its current taxable year or in the foreseeable future.
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
Taxable sale or other disposition of Shares
Subject to the PFIC rules discussed below, upon a sale or other taxable disposition of the Shares, US Holders generally will not be subject to
UK tax, but will realise gain or loss for US federal income tax purposes in an amount equal to the difference between the US Dollar value of the amount realised on the disposition and the US Holder’s adjusted tax basis in the Shares, as determined in US Dollars. Such gain or loss will be capital gain or loss, and will generally be long-term capital gain or loss if the Shares have been held for more than one year. Long-
term capital gain of a noncorporate US Holder is generally taxed at preferential rates. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. The deductibility of capital losses is subject to limitations.
Taxation of passive foreign investment companies (PFICs)
Based on its audited financial statements and relevant market and shareholder data, Barclays PLC believes that it was not treated as a PFIC for US federal income tax purposes with respect to its 2024 or 2025 taxable years.  In addition, based on its audited financial statements and current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, Barclays PLC does not anticipate becoming a PFIC for its current taxable year or in the foreseeable future. This conclusion is a factual determination that is made annually and thus may be subject to change. In general, Barclays PLC will be a PFIC with respect to a US Holder if, for any taxable year in which a US Holder holds the Shares, either (i) at least 75% of the gross income of Barclays PLC for the taxable year is passive income, or (ii) at least 50% of the value, generally determined on the basis of a quarterly average, of Barclays PLC’s assets is attributable to assets that produce or are held for the production of passive income (including cash). With certain exceptions, a US Holder’s
Shares will be treated as stock of a PFIC if Barclays PLC was a PFIC at any time during such holder’s holding period in its Shares.
If Barclays PLC were to be treated as a PFIC with respect to a US Holder, unless such US Holder elected to be taxed annually on a mark-to-
market basis with respect to its Shares, gain and certain "excess distributions" would be treated as having been realised ratably over a US

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial Statements	Barclays PLC Annual Report 2025 on Form 20-F	449

Additional unaudited information (continued)
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
Foreign Financial Asset Reporting
Certain US Holders that own "specified foreign financial assets" with an aggregate value in excess of US$50,000 on the last day of the taxable year or US$75,000 at any time during the taxable year are generally required to file an information statement along with their tax returns, currently on Form 8938, with respect to such assets. "Specified foreign financial assets" include any financial accounts held at a non-
US financial institution, as well as securities issued by a non-US issuer that are not held in accounts maintained by financial institutions. The understatement of income attributable to "specified foreign financial assets" in excess of US$5,000 extends the statute of limitations with respect to the tax return to six years after the return was filed.  US Holders who fail to report the required information could be subject to substantial penalties.  US Holders are encouraged to consult with their own tax advisors regarding the possible application of these rules, including the application of the rules to their particular circumstances.
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
Documents on display
It is possible to read and copy documents that have been filed by Barclays PLC with the US Securities and Exchange Commission via commercial document retrieval services, and from the website maintained by the US Securities and Exchange Commission at www.sec.gov.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial Statements	Barclays PLC Annual Report 2025 on Form 20-F	450

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
•Share distributions, stock splits, rights issues,
mergers
•Exchange of securities or other transactions or event
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
•Expenses of the ADR depositary in connection with
the conversion of foreign currency into US dollars
(which are paid out of such foreign currency)
•Taxes and other governmental charges
•Cable, telex and facsimile transmission/delivery
•Transfer or registration fees, if applicable, for the
registration of transfers or underlying ordinary shares
•Any other charge payable by ADR depositary or its
agents
Expenses payable at the sole discretion of the ADR depositary by billing Holders or by deducting charges from one or more cash dividends or other cash distributions
Note:
1 The fee in relation to the distribution of cash dividends was  0.011618  per ADS in respect of dividends paid in the year ended 31 December 2025.
Fees and payments made by the ADR depositary to Barclays
The ADR depositary has agreed to provide Barclays with an amount based on any cash dividend, issuance and cancellations fees charged during each twelve-month period for expenses incurred by Barclays in connection with the ADS program. Barclays is entitled to $4,004,907 for the year ended 31 December 2025, though such amount has not yet been paid to Barclays by the ADR depositary.
Under certain circumstances, including non-routine corporate actions, removal of the ADR depositary or termination of the ADS program by
Barclays, Barclays may be charged by the ADR depositary certain fees (including in connection with depositary services, certain expenses paid on behalf of Barclays, an administrative fee, fees for non-routine services and corporate actions and any other reasonable fees/expenses incurred by the ADR depositary).

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial Statements	Barclays PLC Annual Report 2025 on Form 20-F	451

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
Code of Ethics
The NYSE Rules require that domestic US companies adopt and disclose a code of business conduct and ethics for Directors, officers and employees. The Barclays Way was introduced in 2013, this is a Code of Conduct which outlines the Values and Behaviours which govern our way of working across our business globally. The Barclays Way has been adopted on a Group-wide basis by all Directors, Officers and employees. The Barclays Way is available to view on the Barclays website at https://home.barclays/content/dam/home-barclays/documents/
citizenship/the-way-we-do-business/The_Barclays_Way.pdf
Shareholder Approval of Equity-compensation Plans
The NYSE listing standards require that shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions to those plans. We comply with UK requirements, which are similar to the NYSE standards. However, the Board does not explicitly take into consideration the NYSE’s detailed definition of what are considered ‘material revisions’.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial Statements	Barclays PLC Annual Report 2025 on Form 20-F	452

Additional unaudited information (continued)
Major shareholders
Major shareholders do not have different voting rights from those of other shareholders. Information provided to the Company by substantial shareholders pursuant to the FCA’s Disclosure Guidance and Transparency Rules are published via a Regulatory Information Service and is available on the Company’s website.
Refer to the Directors’ report, Other statutory information section for a breakdown of major shareholders as at 31 December 2025.
Comparatives for 2024 and 2023 are presented below.
As at 31 December 2024, the Company had been notified under Rule 5 of the Disclosure and Transparency Rules of the UKLA of the
following holdings of voting rights in its shares:

2024
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
31 December 2023, representing 8.6% of that class of shares.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial Statements	Barclays PLC Annual Report 2025 on Form 20-F	453

Additional unaudited information (continued)
Disclosure controls and procedures
The Chief Executive, C.S. Venkatakrishnan, and the Group Finance Director, Anna Cross, conducted with Group Management an evaluation of the effectiveness of the design and operation of the Group’s disclosure controls and procedures of Barclays PLC as at 31 December 2025, which are defined as those controls and procedures designed to ensure that information required to be disclosed in reports filed or submitted under the US Securities Exchange Act of 1934 is recorded, processed, summarised and reported within the time periods specified in the US
Securities and Exchange Commission’s rules and forms. As of the date of the evaluation, the Chief Executive and Group Finance Director concluded that the design and operation of these disclosure controls and procedures were effective.
Board of Directors
See the Directors’ report for biographies.

Group Executive Committee
Officers of the Group		Date of Appointment as Officer
Anna Cross	Group Finance Director	2022
C S Venkatakrishnan	Group Chief Executive	2021
Wally Adeyemo	Group Head of Strategy Transformation	2025
Craig Bright	Group Co-Chief Operating Officer and Co-CEO, Barclays Execution Services	2025
Stephen Dainton	President Barclays Bank PLC and Head of Investment Bank Managment	2024
Anne Marie Darling	Group Co-Chief Operating Officer and Co-CEO, Barclays Execution Services	2025
Cathal Deasy	Global Co-Head of Investment Banking	2024
Matt Fitzwater	Group Chief Compliance Officer	2024
Matt Hammerstein	Chief Executive of UK Corporate Bank and Head of Public Policy and Corporate Responsibility	2019
Adeel Khan	Head of Global Markets	2024
Vim Maru	CEO, Barclays UK	2023/2024
Denny Nealon	CEO, US Consumer Bank and Barclays Bank Delaware	2024
Tristram Roberts	Group HR Director	2015
Taalib Shaah	Group Chief Risk Officer	2020
Stephen Shapiro	Group General Counsel	2017
Sasha Wiggins	CEO, Private Bank and Wealth Management	2020/2024
Taylor Wright	Global Co-Head of Investment Banking	2024
C.S. Venkatakrishnan, Group Chief Executive, Executive Director
See the Directors’ report for biography.
Anna Cross, Group Finance Director, Executive Director
See the Directors’ report for biography.
Wally Adeyemo, Group Head of Strategy Transformation
Wally Adeyemo is Barclays’ Group Head of Strategy and Transformation and a part of the Group Executive Committee. He previously served as the 15th U.S. Deputy Secretary of the Treasury, serving as the department’s second-highest ranking official and Chief Operating
Officer. In addition to driving the implementation of Treasury’s strategic plan, Wally led the agency’s work on financial sector issues that overlapped with national security, such as cyber security, financial crimes, sanctions, and other issues. Prior to Treasury, Wally served as
Deputy National Security Adviser for International Economics, and as the US representative for the G7 and G20. He also was a senior adviser at BlackRock to chairman and CEO Larry Fink. A member of the Aspen Economic Strategy Group and the U.S. Council on Foreign
Relations, Wally is currently a distinguished fellow at the Columbia University Institute of Global Politics and Center for Global Energy
Policy.
Craig Bright, Group Co-Chief Operating Officer and Co-CEO, Barclays Execution Services
Craig Bright is Group Co-Chief Operating Officer and Co-CEO of  Barclays Execution Services and is a member of the Group Executive
Committee of Barclays, based in London. Craig co-leads and sets the strategy for the Chief Operating Office spanning technology and operations, including data, cybersecurity, real estate, procurement, and group controls. With 30 years of experience in technology and financial services, Craig joined Barclays in 2020 as Group Chief Information Officer. Prior to that he served as the Chief Information Officer for the Westpac Group, accountable for consumer, business, wealth and institutional services across Westpac, Bank of Melbourne, St George
Bank, Bank of SA (South Australia) and Westpac New Zealand. Before that Craig was the Chief Technology Officer for Citi’s Global
Consumer Bank.During his career Craig has led large-scale technology functions, designing and implementing complex and large-scale cloud and digital strategies enabling colleagues, customers, and clients. Craig holds a Bachelor of Computing from Monash University,
Australia.
Stephen Dainton, President Barclays Bank PLC and Head of Investment Bank Management
Stephen Dainton is President of Barclays Bank PLC and Head of Investment Bank Management, based in London. He is a member of the
Group Executive Committee for Barclays and chairs the Investment Bank Management Team. Stephen is accountable for the governance and regulatory obligations of Barclays Bank PLC (BBPLC), exercising executive management responsibilities associated with the operation of the legal entity and the Investment Bank. Stephen has over 30 years of experience in global markets across trading, sales, risk, capital

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial Statements	Barclays PLC Annual Report 2025 on Form 20-F	454

Additional unaudited information (continued)
markets, structuring, and research. He joined Barclays in September 2017 as Global Head of Equities and Co-Head of Global Markets.
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
Anne Marie Darling, Group Co-Chief Operating Officer and Co-CEO, Barclays Execution Services
Anne Marie Darling is Group Co-Chief Operating Officer and Co-CEO of  Barclays Execution Services, and is a member of the Group
Executive Committee. She co-leads Barclays’ global operations and technology teams, driving innovation and growth across the organization and delivering seamless experiences for clients worldwide. Leading a global team of 60,000+, Anne Marie drives operational excellence and spearheads digital transformation, harnessing technology and AI to unlock new revenue streams and elevate client experience. Her strategic vision ensures Barclays remains at the forefront of the industry. Prior to joining Barclays, Anne Marie was a Partner at Goldman Sachs, where she held senior leadership roles over a 25-year career, including Head of Marquee Digital Distribution Strategy, Head of Global Multi-
Asset Platform Sales, Head of Global FICC Execution Services and COO of Global Securities Client Strategy. She played a key role in shaping strategy and digital client solutions and served on several firmwide committees. She was named Managing Director in 2007 and
Partner in 2012.  Anne Marie is an influential leader in the industry, serving as an Independent Non-Executive Director on the Nasdaq
Exchange Board and on the Presidential Leadership Council for both Columbia and Brown Universities. She also serves on the President’s
Advisory Council on Athletics for Brown University and is a member of the New York City Executive Committee for Classroom Champions
reflecting her personal passion for sports. In addition, she is deeply committed to advancing diversity and inclusion as Co-Chair of the
Diversity & Inclusion Advisory Council for Brown University.    She graduated from Brown University with a degree in Engineering and holds an MBA from New York University’s Stern School of Business.
Cathal Deasy, Global Co-Head of Investment Banking
Cathal Deasy is Global Co-Head of Investment Banking and a member of the Group Executive Committee of Barclays, based in London. He is also a member of the Investment Bank Management Team and is Co-Chair of the Investment Banking Management Team. Cathal co-leads and sets the strategy for the Investment Banking business across coverage, capital markets origination, and mergers & acquisitions. With over 20 years of experience in investment banking and mergers & acquisitions, Cathal joined Barclays in 2023. Prior to that he served as
Global Co-Head of Mergers & Acquisitions and Co-Head of EMEA Investment Banking and Capital Markets at Credit Suisse. He was also a member of their IBCM Management Committee. Before that Cathal held a number of investment banking roles at Deutsche Bank. During his career, Cathal has advised companies and played key roles in transactions for, among others, Cinven, Rio Tinto, DuPont, Scout24, and
Paysafe. He has deep experience advising boards and senior management teams on strategic matters such as large-scale acquisitions and mergers; portfolio reshaping including divestments and spin-offs; and public M&A including strategic shareholder engagement, defence and activism. Cathal received a Masters in Business Studies and a Bachelor of Commerce from University of Cork, Ireland..
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
since 2021, and Global Head of Credit Products since 2014. Prior to Barclays, Adeel worked at BlueBay Asset Management where he was also a member of the Investment Committee. Adeel graduated from the London School of Economics with a master’s degree in Finance &
Economics and a bachelor’s degree in Econometrics. Adeel serves on the Board of Directors of EMpowerUK.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial Statements	Barclays PLC Annual Report 2025 on Form 20-F	455

Additional unaudited information (continued)
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
Denny Nealon is the Chief Executive Officer for Barclays US Consumer Bank (USCB) and Barclays Bank Delaware (BBDE) where he is responsible for the overall leadership and direction of Barclays’ consumer business in the United States, which includes award-winning credit card programs, personal loans and retail deposits. He joined Barclays Group Executive Committee in February 2024 and is part of
Barclays America’s management team and serves as a Director on both the BBDE and IHC Boards. Denny has over 25 years of experience in the U.S. credit card industry and first joined Barclays in 2004. Most recently, Denny served as President of the USCB with responsibility for the day-to-day management of the consumer business. Prior to this, he was Head of the US Partnership business, where he oversaw strategic relationships with leading brands across the airline, travel and entertainment, financial institution, and retail segments. Prior to joining Barclays, Denny worked at Bank One and Chase Card Services, where he held leadership positions in finance, business development and partnership management. Denny graduated from the U.S. Naval Academy and served seven years as a Logistics and Supply Corps officer before joining the corporate sector.  He also holds an MBA from the University of Maryland, with concentrations in Finance and
International Business.
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
Taylor Wright, Global Co-Head of Investment Banking
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
Company, Ryan Specialty, UMC and Tradeweb, has led TARP refinancings for multiple US regional banks, and was an advisor to the US
Department of Treasury during the financial crisis. Taylor received an MBA from the University of Virginia’s Darden Graduate School of
Business Administration and received a BA degree in English from Cornell University.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial Statements	Barclays PLC Annual Report 2025 on Form 20-F	456

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
The effective dates of appointment of those Directors that stepped down from the Board in 2025 are also shown below.

Effective date of appointment
Chairman
Nigel Higgins	1 March 2019 (as a Non-Executive Director) 2 May 2019 (as Chairman)
Executive Directors
C.S. Venkatakrishnan	1 November 2021
Anna Cross	23 April 2022
Non-Executive Directors
Robert Berry	8 February 2022
Dawn Fitzpatrick	25 September 2019
Mary Francis	1 October 2016
Brian Gilvary	1 February 2020
Sir John Kingman	1 June 2023
Diony Lebot	17 March 2025
Mary Mack	1 June 2025
Marc Moses	23 January 2023
Brian Shea	19 July 2024
Julia Wilson	1 April 2021
Former Non-Executive Directors
Tim Breedon[1]	1 November 2012
Diane Schueneman[2]	25 June 2015
Notes:
1Tim Breedon stepped down from the Board with effect from 30 April 2025.
2Diane Schueneman stepped down from the Board with effect from 31 January 2025.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial Statements	Barclays PLC Annual Report 2025 on Form 20-F	457

Additional unaudited information (continued)
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

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial Statements	Barclays PLC Annual Report 2025 on Form 20-F	458

Additional unaudited information (continued)
Remuneration policy – Non-Executive Directors

Element and purpose	Operation	Maximum value

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
Additional fees may be paid for new
Committees of the Board and/or where a Non-
Executive Director takes on additional
responsibilities and/or performs an additional
role, provided these are not greater than fees
payable for the existing roles on the
Committees of the Board as detailed in the
Annual report on Directors' remuneration.
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

In accordance with the policy table above, any new Chair would be paid an all-inclusive fee only and any new Non-Executive Director would be paid a basic fee for their appointment as a Non-Executive
Director, plus fees for their participation on and/or
chairing of any Board committees and for taking on additional responsibilities and/or performing an additional role, time
apportioned in the first year as necessary. No sign-on payments are offered to Non-Executive Directors

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial Statements	Barclays PLC Annual Report 2025 on Form 20-F	459

Additional unaudited information (continued)
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
disclosure controls and procedures, and imposes restrictions on trading in its own securities for its own account when it has undisclosed inside information. The Barclays Group also generally refrains from trading in its own securities for its own account during its regular closed periods.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial Statements	Barclays PLC Annual Report 2025 on Form 20-F	460

Additional unaudited information (continued)
Repurchase of Shares by Barclays and Affiliated Purchasers

Month	Period	Total Shares Purchased	Average Price Paid Per Share (pence)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate GBP Value) of Shares that May Yet be Purchased Under the Plans or Programs
Jan-25	Month 1
Feb-25	Month 2	41,243,285	302.32p	41,243,285	£875,313,846.96
Mar-25	Month 3	71,123,102	297.61p	112,366,387	£663,642,726.30
Apr-25	Month 4	53,810,458	271.61p	166,176,845	£517,489,815.80
May-25	Month 5	52,890,588	314.78p	219,067,433	£351,001,571.63
Jun-25	Month 6	55,243,599	326.64p	274,311,032	£170,554,506.75
Jul-25	Month 7	54,726,113	343.08p	329,037,145	£982,800,000.38
Aug-25	Month 8	69,069,991	368.29p	398,107,136	£728,420,209.05
Sep-25	Month 9	67,205,614	375.83p	465,312,750	£475,841,530.14
Oct-25	Month 10	68,589,545	381.11p	533,902,295	£714,439,533.45
Nov-25	Month 11	57,279,037	409.29p	591,181,332	£480,000,009.31
Dec-25	Month 12	46,412,512	449.45p	637,593,844	£271,400,260.97

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial Statements	Barclays PLC Annual Report 2025 on Form 20-F	461

Additional unaudited information (continued)
Number of employees split by grade

	2025	2024	2023
Senior	8%	8%	8%
Middle	43%	42%	42%
Junior	49%	50%	50%
Senior - Managing Director and Director
Middle - Assistant Vice President and Vice President
Junior - Business Analyst grades
Number of employees split by region (full time equivalent)

	2025		2024		2023
UK	44,700	48%	45,200	49%	45,000	49%
APAC	33,600	36%	32,300	35%	31,100	34%
Americas	11,100	12%	11,300	12%	12,200	13%
CEME	3,600	4%	4,100	4%	4,100	4%
Barclays Group	93,000	100%	92,900	100%	92,400	100%

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial Statements	Barclays PLC Annual Report 2025 on Form 20-F	462

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
Pursuant to Section 13(r) of the Exchange Act, we note the following in relation to activity that occurred in 2025, the reporting period covered by this annual report. For completeness, we also include activity that we became aware of in 2025, even if such activity occurred prior to the reporting period. Except as noted below, Barclays intends to continue the activities described. Barclays does not allocate profits at the level of these activities, which in any event would not be significant, and we therefore report only gross revenue where measurable.
Barclays attributed revenue of approximately GBP 7,515.00 in relation to the activities disclosed below.
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
Barclays is not able to exit its obligations under the above guarantees unilaterally, and thus it maintains a limited legacy portfolio of these guarantees, which complied with applicable laws and regulations at the time they were entered into. Barclays intends to terminate the guarantees where an agreement can be reached with the counterparty, in accordance with applicable laws and regulations. Barclays attributed no revenue in 2025 in relation to the Iranian guarantees and revenue of approximately GBP 7,405 in relation to the WMDPSR guarantees prior to the lifting of sanctions against the Syrian bank.
Lease Payments
Barclays is party to a long-term lease, entered in 1979, with the National Iranian Oil Company (“NIOC”), pursuant to which Barclays rents part of NIOC House in London. The lease is for 60 years, contains no early termination clause, and has 14 years remaining. Barclays makes lease payments in GBP to the bank account of a solicitor that represents an entity owned by the Government of Iran. The payments are made in accordance with applicable laws and regulations. Barclays attributed no revenue in 2025 in relation to this activity.
Local Clearing Systems
Banks based in the United Arab Emirates (“UAE”), including certain Iranian banks designated pursuant to the Global Terrorism Sanctions
Regulations (“GTSR”) and/or Government of Iran-owned banks, participate in the various banking payment and settlement systems used in the UAE (the “UAE Clearing Systems”). Barclays, by virtue of its banking activities in the UAE, participates in the UAE Clearing Systems, in accordance with applicable laws and regulations. To mitigate the risk of engaging in transactions in which participant Iranian SDN and/or
Government of Iran-owned banks may be involved, Barclays has implemented restrictions relating to its involvement in the UAE Clearing
Systems. Barclays attributed no revenue in 2025 in relation to this activity.
Other Activity
In 2025, Barclays processed payments to the embassy of the Government of Iran in the UK in relation to persons paying fees for renewing or replacing passports, visa applications, and other administrative matters. The payments were processed in accordance with applicable laws and regulations. Barclays attributed no revenue in 2025 in relation to this activity.
Barclays holds accounts for several UK-resident individuals employed by a UK-based SDN entity that is ultimately owned by the
Government of Iran. Payments are received in GBP from UK-based payment services companies and are credited to the customers’ accounts with Barclays. The payments are processed in accordance with applicable laws and regulations. No payments are received directly from any entity owned by the Government of Iran or any SDN. Barclays attributed no revenue in 2025 in relation to this activity.
In 2025, on behalf of certain customers in the UK, Barclays processed indirect payments from various UK-based offices of Iranian SDNs,
Government of Iran-owned entities, and SDNs designated pursuant to the GTSR (the “entities”). The payments were for general business expenses, including rent, salary payments, tax payments, office maintenance, utility payments, and business travel expenses. A UK accounting firm remitted the payments on behalf of the entities, and all the payments were processed in accordance with applicable laws and regulations. Barclays attributed revenue of approximately GBP 25 in 2025 in relation to this activity.
Barclays maintains a customer relationship with a UK-incorporated charity that works in the areas of blood cancer and stem cell transplantation. In 2025, Barclays processed one payment, on behalf of our customer, where the ultimate beneficiary of the payment was a medical organization affiliated with the Government of Iran. The payment was for the procurement of a blood sample from an individual in

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial Statements	Barclays PLC Annual Report 2025 on Form 20-F	463

Additional unaudited information (continued)
Iran who is a potential donor. The payment was processed in accordance with applicable laws and regulations. Barclays attributed revenue of approximately GBP 10 in 2025 in relation to this activity.
In 2025, the UK Government expanded their “Legal Services” General Licence to allow the payment of fees for legal services provided to entities designated under the Iran (Sanctions) (Nuclear) (EU Exit) Regulations, and the Iran (Sanctions) (EU Exit) Regulations 2023. Several
Barclays customers relied upon this General Licence for the receipt of fees due in relation to legal services given to Government of Iran-
owned entities. All related payments being processed under this General Licence were done in accordance with applicable laws and regulations, including with the General Licence itself. Barclays attributed GBP 45 revenue in 2025 in relation to this activity.
Barclays acted as a correspondent bank for a payment in 2025, which was remitted from a private Indian Commercial entity to a UK-based patent and trademark agent. The payment was settling an invoice for services and fees provided by the UK agent to the Indian Company in connection with applying for a trademark with the Iranian trademark office. The payment did not involve a customer of Barclays, was not to or from any individual or entity owned by the Government of Iran or any SDN, and was processed in accordance with applicable laws and regulations. Barclays attributed GBP 15 of revenue in 2025 in relation to this payment.
Barclays maintains a customer relationship with His Majesty's Revenue & Customs, a UK Government agency, which receives funds from financial institutions, some of which are entities designated pursuant to the GTSR, and/or ultimately owned by the Government of Iran, in relation to the settlement of tax liabilities with the UK Government. The payments were processed in accordance with applicable laws and regulations. Barclays attributed revenue of approximately GBP 15 in 2025 in relation to this activity.
Frozen Accounts
Barclays, and several Barclays customers, continue to hold funds belonging to various SDNs and Government of Iran-owned entities in internal blocked and sundry accounts, some of which are interest bearing. These accounts are held in accordance with applicable laws and regulations. Barclays attributed no revenue in 2025 in relation to this activity.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial Statements	Barclays PLC Annual Report 2025 on Form 20-F	464

Additional unaudited information (continued)
Summary of Barclays Group share and cash plans and long-term incentive plans
Barclays operates a number of share, cash and long-term incentive plans. The principal plans used for awards made in or, in respect of, the
2025 performance year are shown in the table below. Awards are granted by the Barclays PLC Board Remuneration Committee or a
delegated sub-committee (the “Committee”), and are subject to the applicable plan rules (as amended from time to time). Share awards are granted over ordinary shares in Barclays PLC (“Shares”). Barclays has a number of employee benefit trusts which operate in conjunction
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
•The SVP typically used for mandatory deferral of a proportion of bonus into Shares where bonus is above a threshold (set annually by the Committee). The SVP is also used to deliver the upfront portion of a Material Risk Taker’s (“MRT”) variable remuneration that must be delivered in Shares in line with regulatory
requirements.
•This plan typically works in tandem with the CVP (below).
•SVP awards typically vest over three, four, five or seven years dependent on future service.
•Vesting is subject to malus terms, suspension provisions and the other provisions of the rules of the SVP.
•On cessation of employment, eligible leavers (as set out in the rules of the SVP) normally remain eligible for release (on the scheduled release dates) subject to the Committee and/or trustee discretion. For other leavers, including where the employee
resigns before the third anniversary of grant, awards will normally lapse.
•On change of control, awards may vest at the Committee’s and/or trustee’s discretion.
•For SVP awards made to Material Risk Takers (“MRTs”), a
holding period of either 6 or 12 months will apply to Shares (after tax) on release.

Deferred Share Value Plan (SVP)	All employees (excluding executive Directors of Barclays PLC)	No	Deferred Share awards, typically released in instalments over a three, four, five or seven year period, dependent on future service and subject to malus provisions
•The DSVP is in all material respects the same as the SVP
described above. The principle difference is that the DSVP has not
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
•The CVP is typically used for mandatory deferral of a proportion of bonus where bonus is above a threshold (set annually by the
Committee.
•This plan typically works in tandem with the SVP.
•CVP awards vest over three, four, five or seven years dependent on future service.
•Vesting is subject to malus terms, suspension provisions and the other provisions of the rules of the CVP.
•Change of control and leaver provisions are as for SVP.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial Statements	Barclays PLC Annual Report 2025 on Form 20-F	465

Additional unaudited information (continued)

Barclays Long Term Incentive Plan (LTIP)	Selected employees (including executive Directors of Barclays PLC)	Yes	Awards over Shares subject to risk-adjusted performance conditions and malus provisions
•Awarded on a discretionary basis with participation reviewed by the Committee.
•Awards only vest if the forward-looking performance conditions are satisfied over a three year period.
•LTIP awards vest over seven years dependent on future service.
•Vesting is subject to malus terms, suspension provisions and the other provisions of the rules of the LTIP.
•Any Shares released under the LTIP award (after payment of tax)
will be subject to an additional holding period of no less than the minimum regulatory requirements (currently 12 months).
•On cessation of employment, eligible leavers (as set out in the rules of the LTIP) normally remain eligible for release (on the scheduled release dates) pro-rated for time and performance. For other leavers, awards will normally lapse.
•On change of control, awards may vest at the Committee’s
discretion.

Sharesave	All employees in the UK and Ireland (including executive Directors of Barclays PLC)	Yes	Options over Shares at a discount of 20%, with Shares delivered or cash value of savings returned after three or five years
•HMRC tax advantaged plan in the UK and approved by the
Revenue Commissioners in Ireland.
•Opportunity to purchase Shares at a discount price (currently a
20% discount) set on award date with savings made over three or five year term.
•Maximum individual savings of £300 per month or the Euro
equivalent in Ireland.
•On cessation of employment, eligible leavers may exercise options and acquire Shares to the extent of their savings for six months.
•On change of control, participants may exercise options and acquire Shares to the extent of their savings for six months.

Sharepurchase	All employees in the UK (including executive Directors of Barclays PLC)	Yes	Shares purchased from gross salary deductions and Dividend/Matching Shares are held in trust for three to five years
•HMRC tax advantaged plan in the UK.
•Participants may purchase up to £1,800 of Shares each tax year
(“Partnership Shares”).
•Barclays matches the first £600 of Partnership Shares on a one for one basis for each tax year (“Matching Shares”).
•Dividends received are awarded as Dividend Shares.
•Partnership Shares may be withdrawn at any time (though if
removed prior to three years from award, the corresponding
Matching Shares are forfeited).
•Depending on reason for and timing of leaving, Matching Shares may be forfeited.
•On change of control, participants are able to instruct the
Sharepurchase trustee how to act or vote on their behalf in relation to their Shares.

Global Sharepurchase	Employees in certain jurisdictions other than the UK ((including executive Directors of Barclays PLC)	Yes	Shares purchased from net salary deductions and Dividend/Matching Shares are held in trust for three to five years	•Global Sharepurchase is an extension of the Sharepurchase plan (above). •Operates in substantially the same way as Sharepurchase but without the tax advantages.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial Statements	Barclays PLC Annual Report 2025 on Form 20-F	466

Additional unaudited information (continued)
Average deposits at amortised cost, average interest rate paid - split by type and UK vs Non- UK
The following tables present average deposits at amortised cost and their associated interest expense by deposit type split into UK & Non-
UK. For the year ended 31 December 2025 the region has been updated to reflect the location of the office in which the deposits are recorded. For the year ended 31 December 2024 and 2023 the region is based on the customer location.

	Average deposits at amortised cost	Interest expense	Average interest rate
For the year ended 31 December 2025	£m	£m	%
UK
Non- interest bearing current and demand accounts	106,757	—	—
Interest bearing current and demand accounts	72,469	1,305	1.8
Savings and time deposits[1]	264,776	7,431	2.8
Total UK	444,002	8,736	2.0

Non-UK
Non- interest bearing current and demand accounts	9,942	—	—
Interest bearing current and demand accounts	32,106	860	2.7
Savings and time deposits[1]	88,103	2,688	3.1
Total Non-UK	130,151	3,548	2.7
Total deposits at amortised cost	574,153	12,284	2.1

	Average deposits at amortised cost	Interest expense	Average interest rate
For the year ended 31 December 2024	£m	£m	%
UK
Non- interest bearing current and demand accounts	110,562	—	—
Interest bearing current and demand accounts	65,110	1,250	1.9
Savings and time deposits[1]	218,228	6,586	3.0
Total UK	393,900	7,836	2.0

Non-UK
Non- interest bearing current and demand accounts	9,881	—	—
Interest bearing current and demand accounts	32,876	914	2.8
Savings and time deposits[1,2]	121,573	5,342	4.4
Total Non-UK	164,330	6,256	3.8
Total Deposits at amortised cost	558,230	14,092	2.5

	Average deposits at amortised cost	Interest expense	Average interest rate
For the year ended 31 December 2023	£m	£m	%
UK
Non- interest bearing current and demand accounts	124,145	—	—
Interest bearing current and demand accounts	52,005	734	1.4
Savings and time deposits[1]	224,019	5,358	2.4
Total UK	400,169	6,092	1.5

Non-UK
Non- interest bearing current and demand accounts	16,454	—	—
Interest bearing current and demand accounts	14,938	335	2.2
Savings and time deposits[1,2]	120,688	4,824	4.0
Total Non-UK	152,080	5,159	3.4
Total Deposits at amortised cost	552,249	11,251	2.0
Notes:
1 For information on term deposits please refer to the Barclays PLC Annual Report contractual maturity of financial assets and liabilities note.
2Average deposits includes held for sale balances generating interest expense.
As at 31st December 2025, deposits at amortised cost in offices in the United Kingdom received from non-residents amounted to £46,346m
(2024: £43,069m).

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial Statements	Barclays PLC Annual Report 2025 on Form 20-F	467

Additional unaudited information (continued)
Uninsured other time deposits
Uninsured deposits are presented on an approximate basis based on Barclays Group’s deposits less those eligible for the deposit insurance schemes. The maturity for uninsured deposits is based on the residual maturity.

	2025	2024
	£m	£m
3 months or less	85,297	83,283
3 to 6 months	32,167	27,355
6 to 12 months	21,167	16,003
12 months and over	3,790	4,618
Total	142,421	131,259
As at 31 December 2025, £278m (2024: £433m) of U.S. time deposits were in excess of the Federal Deposit Insurance Corporation insurance limit.
Of the total deposits at amortised cost, there are uninsured deposits of £331,932m (2024: £327,188m) which are not insured through the UK
Financial Services Compensation Scheme (FSCS) or other similar deposits schemes.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial Statements	Barclays PLC Annual Report 2025 on Form 20-F	468

Additional unaudited information (continued)
Contractual obligations
Contractual obligations include debt securities and purchase obligations.

Contractual obligations
	Payments due by period
	Less than one year	Between one to three years	Between three to five years	After five years	Total
	£m	£m	£m	£m	£m
As at 31 December 2025
Long-term debt[1]	56,022	20,508	19,441	58,693	154,664
Purchase obligations	1,000	1,080	358	74	2,512
Total	57,022	21,588	19,799	58,767	157,176

As at 31 December 2024
Long-term debt[1]	29,690	20,648	19,340	56,909	126,587
Purchase obligations	920	1,248	563	201	2,932
Total	30,610	21,896	19,903	57,110	129,519
Note:
1    Long-term debt has been prepared to reflect cash flows on an undiscounted basis, which includes interest payments.
Net cash flows from derivatives used to hedge long-term debt amount to £(1.8)bn (2024: £(3.2)bn).
Further information on the contractual maturity of the Group’s assets, liabilities (including lease liabilities), and contingent liabilities and commitments is provided in the Liquidity Risk section.
Securities
Investment securities include debt securities reported at amortised cost and financial assets at fair value through other comprehensive income.
Investment in debt securities principally include government securities held as part of the liquidity risk management within the Treasury and
Capital Risk framework. In addition, the Group holds investments in corporate securities.
The weighted average yield for each maturity range is determined by dividing the annualized interest income for the year ended December
31, 2025, by the book value of debt securities as of that date.

Maturities and yield of investment debt securities

	Maturing within one year		Maturing after one but within five years		Maturing after five but within ten years		Maturing after ten years		Total
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
As at 31 December 2025	£m	%	£m	%	£m	%	£m	%	£m	%
Debt securities at amortised cost	10,664	3.8%	31,655	3.4%	3,159	4.6%	22,997	4.2%	68,475	3.8%
Financial assets at fair value through other comprehensive income	4,730	2.8%	35,467	3.4%	23,879	3.4%	7,947	2.9%	72,023	3.3%
Total book value	15,394		67,122		27,038		30,944		140,498
The above table is only for debt securities held at the reporting date and does not include associated hedges.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial Statements	Barclays PLC Annual Report 2025 on Form 20-F	469

Additional unaudited information (continued)
Average balance sheet
Average balances are based upon monthly averages. UK and Non-UK is based on the location of the office where the transactions are recorded.

Assets		2025
		Average balance	Net interest[1]	Rate
		£m	£m	%
Cash and balances at central banks	UK	102,040	3,677	3.6
Cash and balances at central banks	Non-UK	125,164	5,053	4.0
Cash and balances at central banks	Total	227,204	8,730	3.8
Loans and advances at amortised cost	UK	281,872	12,623	4.5
Loans and advances at amortised cost	Non-UK	81,684	6,039	7.4
Loans and advances at amortised cost[2,5,6]	Total	363,556	18,662	5.1
Debt securities at amortised cost	UK	56,122	2,160	3.8
Debt securities at amortised cost	Non-UK	14,554	660	4.5
Debt securities at amortised cost	Total	70,676	2,820	4.0
Cash collateral	UK	55,507	1,812	3.3
Cash collateral	Non-UK	25,698	322	1.3
Cash collateral	Total	81,205	2,134	2.6
Reverse repurchase agreements	UK	6,345	219	3.5
Reverse repurchase agreements	Non-UK	993	7	0.7
Reverse repurchase agreements	Total	7,338	226	3.1
Fair value through other comprehensive income	UK	72,579	2,969	4.1
Fair value through other comprehensive income	Non-UK	5,389	165	3.1
Fair value through other comprehensive income	Total	77,968	3,134	4.0
Other[3]			483
Total interest earning assets with interest recognise in interest income		827,947	36,189	4.4
Less: interest and similar expense			(21,688)
Net interest income			14,501
Other assets[4]		931,075
Total		1,759,022
Percentage of total average interest earning assets with interest recognise in interest income for offices outside the UK		31%
Notes:
1 Negative interest paid on assets is immaterial for 2025 and 2024, (2023: £53m) which is presented within net interest.
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
income and the average balances for these assets are included in Other assets.
5 Average loans and advances include held for sale balances generating interest income.
6 Material loan fees included in interest income for 2025 is £1,125m (2024: £1,143m, 2023: £973m).

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial Statements	Barclays PLC Annual Report 2025 on Form 20-F	470

Additional unaudited information (continued)

Assets		2024
		Average balance	Net interest[1]	Rate
		£m	£m	%
Cash and balances at central banks	UK	112,440	5,177	4.6
Cash and balances at central banks	Non-UK	120,834	5,899	4.9
Cash and balances at central banks	Total	233,274	11,076	4.7
Loans and advances at amortised cost	UK	266,183	11,695	4.4
Loans and advances at amortised cost	Non-UK	84,146	6,141	7.3
Loans and advances at amortised cost[2,5,6]	Total	350,329	17,836	5.1
Debt securities at amortised cost	UK	52,446	2,010	3.8
Debt securities at amortised cost	Non-UK	9,968	435	4.4
Debt securities at amortised cost	Total	62,414	2,445	3.9
Cash collateral	UK	52,889	1,785	3.4
Cash collateral	Non-UK	25,299	623	2.5
Cash collateral	Total	78,188	2,408	3.1
Reverse repurchase agreements	UK	3,421	110	3.2
Reverse repurchase agreements	Non-UK	772	28	3.6
Reverse repurchase agreements	Total	4,193	138	3.3
Fair value through other comprehensive income	UK	74,712	3,558	4.8
Fair value through other comprehensive income	Non-UK	4,817	263	5.5
Fair value through other comprehensive income	Total	79,529	3,821	4.8
Other[3]			602
Total interest earning assets with interest recognise in interest income		807,927	38,326	4.7
Less: interest and similar expense			(25,390)
Net interest income			12,936
Other assets[4]		795,976
Total		1,603,903
Percentage of total average interest earning assets with interest recognise in interest income for offices outside the UK		30%
Notes
1 Negative interest paid on assets is immaterial for 2025 and 2024, (2023: £53m) which is presented within net interest.
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
net trading income and the average balances for these assets are included in Other assets.
5    Average loans and advances include held for sale balances generating interest income.
6    Material loan fees included in interest income for 2025 is £1,125m (2024: £1,143m, 2023: £973m).

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial Statements	Barclays PLC Annual Report 2025 on Form 20-F	471

Additional unaudited information (continued)

Assets		2023
		Average balance	Net interest[1]	Rate
		£m	£m	%
Cash and balances at central banks	UK	121,390	4,979	4.1
Cash and balances at central banks	Non-UK	133,302	5,279	4.0
Cash and balances at central banks	Total	254,692	10,258	4.0
Loans and advances at amortised cost	UK	271,774	9,599	3.5
Loans and advances at amortised cost	Non-UK	84,556	5,143	6.1
Loans and advances at amortised cost[2,5]	Total	356,330	14,742	4.1
Debt securities at amortised cost	UK	46,793	2,103	4.4
Debt securities at amortised cost	Non-UK	5,023	234	4.7
Debt securities at amortised cost	Total	51,816	2,337	4.5
Cash collateral	UK	56,030	1,683	3.0
Cash collateral	Non-UK	25,875	692	2.7
Cash collateral	Total	81,905	2,375	2.9
Reverse repurchase agreements	UK	1,504	45	3.0
Reverse repurchase agreements	Non-UK	1,247	55	4.4
Reverse repurchase agreements	Total	2,751	100	3.6
Fair value through other comprehensive income	UK	65,001	4,745	7.3
Fair value through other comprehensive income	Non-UK	3,458	162	4.7
Fair value through other comprehensive income	Total	68,459	4,907	7.2
Other[3]			303
Total interest earning assets with interest recognise in interest income		815,953	35,022	4.3
Less: interest and similar expense			(22,313)
Net interest income			12,709
Other assets[4]		779,822
Total		1,595,775
Percentage of total average interest earning assets with interest recognise in interest income for offices outside the UK		31%
Notes
1 Negative interest paid on assets is immaterial for 2025 and 2024, (2023: £53m) which is presented within net interest.
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
net trading income and the average balances for these assets are included in Other assets.
5    Material loan fees included in interest income for 2025 is £1,125m (2024: £1,143m, 2023: £973m).

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial Statements	Barclays PLC Annual Report 2025 on Form 20-F	472

Additional unaudited information (continued)

Liabilities		2025
		Average balance	Net interest[1]	Rate
		£m	£m	%
Interest bearing deposits at amortised cost	UK	337,245	8,736	2.6
Interest bearing deposits at amortised cost	Non-UK	120,209	3,548	3.0
Interest bearing deposits at amortised cost	Total	457,454	12,284	2.7
Cash collateral	UK	47,513	1,093	2.3
Cash collateral	Non-UK	26,071	408	1.6
Cash collateral	Total	73,584	1,501	2.0
Debt securities in issue	UK	71,146	4,077	5.7
Debt securities in issue	Non-UK	34,651	1,929	5.6
Debt securities in issue	Total	105,797	6,006	5.7
Subordinated liabilities	UK	12,364	813	6.6
Subordinated liabilities	Non-UK	594	42	7.1
Subordinated liabilities	Total	12,958	855	6.6
Repurchase agreements	UK	31,144	649	2.1
Repurchase agreements	Non-UK	3,460	221	6.4
Repurchase agreements	Total	34,604	870	2.5
Other[2]			172
Total interest bearing liabilities with interest recognise in interest expense		684,397	21,688	3.2
Other liabilities and Shareholders' equity[3]		1,074,625
Total		1,759,022
Percentage of total average interest bearing liabilities with interest recognise in interest expense for offices outside the UK		27%
Notes
1 Negative interest paid on assets is immaterial for 2025 and 2024, (2023: £53m) which is presented within net interest.
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
Notes
1 Negative interest paid on assets is immaterial for 2025 and 2024, (2023: £53m) which is presented within net interest.
2 Other principally includes interest expense relating to hedging activity.
3The interest on Trading portfolio liabilities, Derivative financial instruments  and Financial liabilities at fair value through the income statement are recognise principally in net trading income and the average balances for these liabilities are included in Other liabilities.
4  Average interest bearing deposits at amortised cost include held for sale balances generating interest expense

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial Statements	Barclays PLC Annual Report 2025 on Form 20-F	473

Additional unaudited information (continued)

Liabilities		2023
		Average balance	Net interest[1]	Rate
		£m	£m	%
Interest bearing deposits at amortised cost	UK	317,497	7,530	2.4
Interest bearing deposits at amortised cost	Non-UK	94,154	3,722	4.0
Interest bearing deposits at amortised cost	Total	411,651	11,252	2.7
Cash collateral	UK	45,188	1,454	3.2
Cash collateral	Non-UK	25,678	800	3.1
Cash collateral	Total	70,866	2,254	3.2
Debt securities in issue	UK	71,956	4,346	6.0
Debt securities in issue	Non-UK	36,272	1,952	5.4
Debt securities in issue	Total	108,228	6,298	5.8
Subordinated liabilities	UK	10,393	811	7.8
Subordinated liabilities	Non-UK	769	55	7.2
Subordinated liabilities	Total	11,162	866	7.8
Repurchase agreements	UK	34,313	1,362	4.0
Repurchase agreements	Non-UK	1,899	73	3.9
Repurchase agreements	Total	36,212	1,435	4.0
Other[2]			208
Total interest bearing liabilities with interest recognise in interest expense		638,119	22,313	3.5
Other liabilities and Shareholders' equity[3]		957,656
Total		1,595,775
Percentage of total average interest bearing liabilities with interest recognise in interest expense for offices outside the UK		25%
Notes
1 Negative interest paid on assets is immaterial for 2025 and 2024, (2023: £53m) which is presented within net interest.
2 Other principally includes interest expense relating to hedging activity.
3The interest on Trading portfolio liabilities, Derivative financial instruments  and Financial liabilities at fair value through the income statement are recognise principally in net trading income and the average balances for these liabilities are included in Other liabilities.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial Statements	Barclays PLC Annual Report 2025 on Form 20-F	474

Additional unaudited information (continued)
Changes in total interest – volume and rate analysis
The following tables allocate changes in interest between changes in volume and changes in interest rates for the last two years. Volume and rate variances have been calculated on the movement in the average balances and the change in the interest rates on average interest earning assets and average interest bearing liabilities. Where variances have arisen from changes in both volumes and interest rates, these have been allocated proportionately between the two.

Interest income
			2025/2024 Change due to increase/(decrease) in:			2024/2023 Change due to increase/(decrease) in:
		Total change	Volume	Rate	Total change	Volume	Rate
		£m	£m	£m	£m	£m	£m
Cash and balances at central banks	UK	(1,500)	(448)	(1,052)	198	(384)	582
Cash and balances at central banks	Non-UK	(846)	205	(1,051)	620	(527)	1,147
Cash and balances at central banks	Total	(2,346)	(243)	(2,103)	818	(911)	1,729
Loans and advances at amortised cost	UK	928	699	229	1,890	(206)	2,096
Loans and advances at amortised cost	Non-UK	(102)	(181)	79	1,204	(24)	1,228
Loans and advances at amortised cost	Total	826	518	308	3,094	(230)	3,324
Debt securities at amortised cost	UK	150	142	8	(93)	237	(330)
Debt securities at amortised cost	Non-UK	225	207	18	201	216	(15)
Debt securities at amortised cost	Total	375	349	26	108	453	(345)
Cash collateral	UK	27	86	(59)	102	(98)	200
Cash collateral	Non-UK	(301)	10	(311)	(69)	(15)	(54)
Cash collateral	Total	(274)	96	(370)	33	(113)	146
Reverse repurchase agreements	UK	109	100	9	65	61	4
Reverse repurchase agreements	Non-UK	(21)	6	(27)	(27)	(18)	(9)
Reverse repurchase agreements	Total	88	106	(18)	38	43	(5)
Fair value through other comprehensive income	UK	(589)	(100)	(489)	(1,187)	635	(1,822)
Fair value through other comprehensive income	Non-UK	(98)	28	(126)	101	72	29
Fair value through other comprehensive income	Total	(687)	(72)	(615)	(1,086)	707	(1,793)
Other interest and similar income		(119)	—	(119)	299	—	299
Total interest receivable		(2,137)	754	(2,891)	3,304	(51)	3,355

Interest expense
			2025/2024 Change due to increase/(decrease) in:			2024/2023 Change due to increase/(decrease) in:
		Total change	Volume	Rate	Total change	Volume	Rate
		£m	£m	£m	£m	£m	£m
Interest bearing deposits at amortised cost	UK	(479)	366	(845)	1,684	157	1,527
Interest bearing deposits at amortised cost	Non-UK	(1,329)	262	(1,591)	1,155	822	333
Interest bearing deposits at amortised cost	Total	(1,808)	628	(2,436)	2,839	979	1,860
Cash collateral	UK	(417)	21	(438)	55	54	1
Cash collateral	Non-UK	(358)	22	(380)	(34)	(11)	(23)
Cash collateral	Total	(775)	43	(818)	21	43	(22)
Debt securities in issue	UK	(578)	169	(747)	309	(211)	520
Debt securities in issue	Non-UK	(124)	261	(385)	101	(344)	445
Debt securities in issue	Total	(702)	430	(1,132)	410	(555)	965
Subordinated liabilities	UK	(82)	119	(201)	84	33	51
Subordinated liabilities	Non-UK	(8)	(6)	(2)	(5)	(7)	2
Subordinated liabilities	Total	(90)	113	(203)	79	26	53
Repurchase agreements	UK	(472)	(261)	(211)	(239)	275	(514)
Repurchase agreements	Non-UK	98	116	(18)	50	(10)	60
Repurchase agreements	Total	(374)	(145)	(229)	(189)	265	(454)
Other interest expense		47	—	47	(83)	—	(83)
Total interest payable		(3,702)	1,069	(4,771)	3,077	758	2,319

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial Statements	Barclays PLC Annual Report 2025 on Form 20-F	475

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
health gives grounds for concern, it is immediately placed into the appropriate category. Once an account has been placed on a watchlist, the exposure is monitored and, where appropriate, exposure reductions are effected. Further information on monitoring weaknesses in portfolios can be found in the Barclays PLC Pillar 3 Report 2025 (unaudited).

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial Statements	Barclays PLC Annual Report 2025 on Form 20-F	476

Additional unaudited information (continued)
Impairment

Allocation of the allowance for credit losses
Balance at end of period applicable to:	Amounts		% of loans in each category to total loans
	2025	2024	2025	2024
As at 31 December	£m	£m
Loans and Advances at amortised cost to Banks	11	9	2.3%	2.4%
Loans and Advances at amortised cost to Customers	5,278	5,061	97.0%	96.7%
FVOCI	1	2	0.7%	0.9%
Loans and advances[1]	5,290	5,072	100.0%	100.0%

Net Charge offs during the period to average loans outstanding[2]
Balance at end of period applicable to:	Amounts
	2025	2024	2023
As at 31 December	£m	£m	£m
Loans and Advances at amortised cost to Banks
Net charge off	—	—	—
Average loans	8,920	8,473	10,671
Ratio %	—%	—%	—%
Loans and Advances at amortised cost to Customers
Net charge off	1,393	1,501	1,095
Average loans	354,636	341,856	345,659
Ratio %	0.4%	0.4%	0.3%
FVOCI
Net charge off	—	—	—
Average loans	2,797	1,784	346
Ratio %	—%	—%	—%

Consolidated basis
Allowance for credit losses to total loans outstanding during	Amounts
	2025	2024
As at 31 December	£m	£m
Allowance for credit losses	5,290	5,072
Total loans outstanding	369,180	354,626
Ratio %	1.4%	1.4%
Notes:
1Total loans outstanding excludes Debt securities at amortized cost.
2Average loans and advances include held for sale balances.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial Statements	Barclays PLC Annual Report 2025 on Form 20-F	477

Additional unaudited information (continued)
Maturity analysis of gross loans and advances
Traded Loans are included in the 'on demand' column at their fair value.  Liquidity risk on these items is not managed on the basis of contractual maturity since these items are not held for settlement according to such maturity and will frequently be settled before contractual maturity at fair value.

20 F-Maturity analysis of gross loans and advances
	Less than 1 year	One to five years	Five to fifteen years	Over fifteen years	Total
As at 31st December 2025	£m	£m	£m	£m	£m
Loans and advances at amortised cost to banks	8,649	—	—	—	8,649
Loans and advances at amortised cost to customers	50,345	98,390	68,469	140,959	358,163
Loans and advances at fair value through other comprehensive income	72	815	1,480	—	2,367
Loans and advances at fair value through profit and loss	40,188	3,980	2,146	1,358	47,672
Traded loans	12,249	—	—	—	12,249
Total gross loans and advances	111,503	103,185	72,095	142,317	429,100
	Less than 1 year	One to five years	Five to fifteen years	Over fifteen years	Total
As at 31 December 2024	£m	£m	£m	£m	£m
Loans and advances at amortised cost to banks	8,336	—	—	—	8,336
Loans and advances at amortised cost to customers	50,338	91,514	69,730	131,425	343,007
Loans and advances at fair value through other comprehensive income	74	1,786	1,423	—	3,283
Loans and advances at fair value through profit and loss	38,930	3,105	1,614	1,418	45,067
Traded loans	13,470	—	—	—	13,470
Total gross loans and advances	111,148	96,405	72,767	132,843	413,163

Interest rate sensitivity of gross loans and advances. Maturity > 1 year
	2025			2024
	Fixed rate	Variable rate	Total	Fixed rate	Variable rate	Total
As at 31 December	£m	£m	£m	£m	£m	£m
Loans and advances at amortised cost to banks	—	—	—	—	—	—
Loans and advances at amortised cost to customers	173,093	134,725	307,818	161,647	131,022	292,669
Loans and advances at fair value through other comprehensive income	—	2,295	2,295	—	3,209	3,209
Loans and advances at fair value through profit and loss	3,672	3,812	7,484	2,504	3,633	6,137
Total loans and advances	176,765	140,832	317,597	164,151	137,864	302,015

Notional principal amounts of credit derivatives
	2025	2024
As at 31 December	£m	£m
Credit derivatives held or issued for trading purposes[1]	1,736,768	1,537,115
Note
1 Includes credit derivatives held as economic hedges which are not designated as hedges for accounting purposes.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial Statements	Barclays PLC Annual Report 2025 on Form 20-F	478

Additional unaudited information (continued)
Related party transactions additional disclosure
For US disclosure purposes, the aggregate emoluments of all Directors and Officers of Barclays PLC who held office during the year (2025:
33 persons, 2024: 32 persons, 2023: 29 persons) for the year ended 31 December 2025 amounted to £98.3m (2024: £82.3m, 2023: £57.0m).
In addition, the aggregate amount set aside for the year ended 31 December 2025, to provide pension benefits for the Directors and Officers amounted to £0.1m (2024: £0.1m, 2023: £nil).
The expiry dates of the 59,803 options held by Executive Directors and Officers of Barclays PLC as at 31 December 2025 are as follows:
•30 April 2026: 21,428 shares
•30 April 2027: 15,853 shares
•30 April 2028: 2,072 shares
•30 April 2029: 3,682 shares
•30 April 2030: 10,558 shares
•30 April 2031: 6,210 shares

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial Statements	Barclays PLC Annual Report 2025 on Form 20-F	479

Glossary of Terms
‘Acceptances and endorsements’ Acceptances are an undertaking by a bank to pay a bill of exchange drawn on a customer, for which reimbursement by the customer is normally immediate. Endorsements are to change the payee of a bill of exchange but with no change to the bank’s liability.
‘Additional Tier 1 (AT1) capital’ A type of capital as defined in CRR, largely comprising eligible non-common equity capital securities and any related share premium.
‘Additional Tier 1 (AT1) securities’ Non-common equity securities that are eligible as AT1 capital.
‘Advanced Internal Ratings Based (A-IRB)’ See ‘Internal Ratings Based (IRB)’.
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
‘Agency Mortgage-Backed Securities’ Mortgage-Backed Securities issued by government-sponsored entities.
‘All price risk (APR)’ An estimate of all the material market risks, including rating migration and default, for the correlation trading portfolio.
‘American Depositary Receipts (ADR) or American Depositary Shares (ADS)’ A negotiable certificate that represents the ownership of depositary shares in a non-US company (e.g. Barclays) trading on US financial markets.
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
‘Application scorecards’ Algorithm based decision-making tools used to aid business decisions and manage credit risk, based on available customer data at the point of application for a product.
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
‘Assets Under Management (AUM)’ Total market value of client investment balances managed within investment mandates where Barclays provides discretionary portfolio management or advisory services.  Total Assets Under Management excludes uninvested cash held under an investment mandate.
‘Assets Under Supervision (AUS)’ Total market value of client investment balances where Barclays provides custodian or transactional services.
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
‘Average tangible shareholders’ equity’ (for businesses) Calculated as the average of the previous month’s period end allocated tangible equity and the current month’s period end allocated tangible equity. The average allocated tangible equity for the period is the average of the monthly averages within that period.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial Statements	Barclays PLC Annual Report 2025 on form 20-F	480

Glossary of Terms (continued)
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
‘Balance weighted Loan to Value (LTV) ratio’ In the context of the credit risk disclosures on secured home loans, a means of calculating marked to market (MTM) LTVs derived by calculating individual LTVs at account level, and weighting it by the balances to arrive at the average position. Balance weighted LTV ratio is calculated using the following formula: LTV = ((loan 1 balance x MTM LTV% for loan 1)
+ (loan 2 balance x MTM LTV% for loan 2) + ...) / total outstanding balances in portfolio.
‘Bank of England (BoE)’ The central bank of the United Kingdom with devolved responsibility for managing monetary policy and to oversee regulation of the UK’s financial sector. The BoE prudentially regulates and supervises certain financial services firms through the
PRA.
‘Bank of England levy scheme’ or ‘BoE levy scheme’ A levy scheme which commenced on 1 March 2024 replacing the Cash Ratio Deposit scheme as a means of funding the BoE's monetary policy and financial stability operations.
‘Bank Recovery and Resolution Directive (BRRD)’ The Bank Recovery and Resolution Directive (Directive 2014/59/EU) established a framework for the recovery and resolution of EU credit institutions and investment firms.
‘Barclaycard Consumer UK’ One of three segments within Barclays UK comprising the UK Barclaycard business.
‘Barclays’ or ‘Barclays Group’ or ‘Group’ Barclays PLC, together with its subsidiaries.
‘Barclays Africa’ or ‘Absa’ or ‘Absa Group Limited’ Absa Group Limited (formerly Barclays Africa Group Limited), which was previously a subsidiary of the Barclays Group. As a consequence of its disposals of shares in April 2022 and September 2022, the Barclays
Group has now exited its shareholding in Absa Group Limited.
‘Barclays Bank Group’ Barclays Bank PLC, together with its subsidiaries.
‘Barclays Bank Ireland PLC’ Barclays Bank Ireland PLC, also known as Barclays Europe and BBI.
‘Barclays Bank UK Group’ Barclays Bank UK PLC, together with its subsidiaries.
‘Barclays Execution Services’ or ‘BX’ or ‘Group Service Company’ Barclays Execution Services Limited, the Group-wide service company providing technology, operations and functional services to businesses across the Barclays Group.
‘Barclays Investment Bank (IB)’ The Barclays Group’s investment bank which consists of origination led and returns focused Global
Markets and Investment Banking businesses.
‘Barclays Operating Businesses’ The core Barclays businesses, comprising Barclays UK (which consists of the Personal Banking, Business
Banking and the Barclaycard Consumer UK businesses), UKCB, PBWM, IB and USCB.
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
‘Basel 3’ or ‘Basel III’ The third of the Basel Accords, setting minimum requirements and standards that apply to internationally active banks.  Basel 3 is a set of measures developed by BCBS aiming to strengthen the regulation, supervision and risk management of banks.
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
‘Basic Indicator Approach (BIA)’ An approach used to quantify required capital for operational risk. Under the BIA, banks are required to hold regulatory capital for operational risk equal to 15% of the annual average, calculated over a rolling three-year period, of the relevant income indicator for the bank as whole.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial Statements	Barclays PLC Annual Report 2025 on form 20-F	481

Glossary of Terms (continued)
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
‘Buy to let mortgage’ A mortgage whereby the intention of the customer at origination is to let the property.
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
‘Capital Requirements Directive (CRD)’ Directive 2013/36/EU (as amended), which accompanies the CRR and which prescribes further prudential standards including capital buffers and "Pillar 2A" capital requirements. CRD was implemented before Brexit. In the EU, further amendments to CRD are made by CRD VI.
‘Capital Requirements Directive VI (CRD VI)’ The Sixth Capital Requirements Directive, being an EU amending Directive accompanied by an amending Regulation (CRR III) which together prescribe EU capital adequacy and liquidity requirements, and which implement Basel
3.1 in the European Union.
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
‘Capital Requirements Regulation (CRR)’ Refers to EU CRR and/or UK CRR as the context requires.
‘Capital Requirements Regulation III (CRR III)’ Regulation (EU) 2024/1623, introducing further amendments to EU CRR as regards to requirements for credit risk, credit valuation adjustment risk, operational risk, market risk and the output floor.
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
‘CBE’ Consumer Bank Europe which was previously the German consumer finance business for Barclays Bank Ireland PLC. On 3 February
2025, Barclays PLC announced that Barclays Bank Ireland PLC had completed the sale of the CBE business to BAWAG P.S.K, a wholly owned subsidiary of BAWAG Group AG.
‘Central Bank of Ireland (CBI)’ The Central Bank of Ireland is responsible for maintaining monetary stability, promoting financial stability, and regulating financial institutions to safeguard the integrity of the financial system in Ireland. The CBI is the Irish national competent authority for the purposes of the SSM and EMIR.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial Statements	Barclays PLC Annual Report 2025 on form 20-F	482

Glossary of Terms (continued)
‘Central Counterparty’ or ‘Central Clearing Counterparties (CCPs)’ A clearing house mediating between the buyer and the seller in a financial transaction, such as a derivative contract or repurchase agreement (Repo). Where a CCP is used, a single bi-lateral contract between the buyer and seller is replaced with two contracts, one between the buyer and the CCP and one between the CCP and the seller. The use of
CCPs allows for greater oversight and improved credit risk mitigation in over-the-counter (OTC) markets.
‘Charge-off’ In the retail segment this refers to the point in time when collections activity changes from the collection of arrears to the recovery of the full balance. This is normally when six payments are in arrears.
‘Client assets and liabilities’ Deposits, lending and invested assets.
‘Climate Risk’ The risk of financial loss arising from climate change, through physical risks and risks associated with transitioning to a low-
carbon economy. Climate Risk focuses on the Financial and Operational Risks associated with climate change.
‘CLOs and other insured assets’ Highly-rated CLO positions wrapped by monolines, non-CLOs wrapped by monolines and other assets wrapped with Credit Support Annex (CSA) protection.
'Clydesdale Financial Services Limited (CFSL)' This houses Barclays’ point-of-sale finance business and trades as Barclays Partner
Finance.
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
‘Combined Buffer Requirement (CBR)’ The total Common Equity Tier 1 capital required to meet the combined requirements of the Capital
Conservation Buffer, the G-SII Buffer, the Countercyclical Capital Buffer, and the O-SII Buffer if applicable to a firm.
‘Commercial paper (CP)’ Typically short-term notes issued by entities, including banks, for funding purposes.
‘Commercial real estate (CRE)’ Commercial real estate includes office buildings, medical centres, hotels, retail stores, shopping centres, farm land, multifamily housing buildings, warehouses, garages, industrial properties and other similar properties. Commercial real estate loans are loans backed by a package of commercial real estate. Note: for the purposes of the Credit Risk section of the Barclays PLC Annual
Report (or equivalent section in quarterly or half yearly results), the UK CRE portfolio includes property investment, development, trading and housebuilders but excludes social housing contractors.
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
‘Commodity Futures Trading Commission (CFTC)’ Certain participants in US swap markets are required to register with the CFTC as
‘swap dealers’ or ‘major swap participants’ and/or with the Securities and Exchange Commission (SEC) as ‘security-based swap dealers’ or
‘major security-based swap participants’. Such registrants are subject to CFTC and/or SEC regulation and oversight. Barclays Bank PLC and
Barclays Bank Ireland PLC are registered with the CFTC as swap dealers and are subject to CFTC oversight.
‘Commodity risk’ Measures the impact of changes in commodity prices and volatilities, including the basis between related commodities
(e.g. Brent vs. West Texas Intermediate crude prices).
‘Common Equity Tier 1 (CET1) capital’ The highest quality form of regulatory capital under CRR that comprises common shares issued and related share premium, retained earnings and other reserves, less specified regulatory adjustments.
‘Common Equity Tier 1 (CET1) ratio’ A measure of CET1 capital expressed as a percentage of RWAs.
‘Compensation: income ratio’ The ratio of compensation expense over total income. Compensation represents total staff costs less non-
compensation items (consisting of outsourcing, staff training, redundancy costs and retirement costs).
‘Compliance Risk’ The risk of poor outcomes for, or harm to, customers, clients and markets, arising from the delivery of the firm’s products and services (also known as 'Conduct Risk') and the risk to Barclays, its clients, customers or markets from a failure to comply with the laws, rules and regulations applicable to the firm (also known as Laws, Rules and Regulations Risk or 'LRR Risk’).
‘Comprehensive Capital Analysis and Review (CCAR)’ An annual exercise, required by and evaluated by the Federal Reserve, through which the largest banks' holding companies operating in the US assess whether they have sufficient capital to continue operations through periods of economic and financial stress and have robust capital-planning processes that account for their unique risks.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial Statements	Barclays PLC Annual Report 2025 on form 20-F	483

Glossary of Terms (continued)
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
‘Coronavirus Business Interruption Loan Scheme (CBILS)’ A loan scheme by the British Business Bank (BBB) to support UK based small and medium-sized businesses (turnover of up to £45 million) adversely impacted by COVID-19. The CBILS provided loans of up to £5 million which are backed by an 80% UK Government (BBB) guarantee. The UK Government will pay interest and fees for the first 12 months on behalf of the borrowers, subject to terms and conditions. This scheme ended on 31 March 2021.
‘Coronavirus Large Business Interruption Loan Scheme (CLBILS)’ A loan scheme by the British Business Bank (BBB) to support UK based medium-sized businesses (turnover above £45 million, but with no access to Covid Corporate Finance Facility (CCFF)) adversely impacted by COVID-19. The CLBILS provided loans of up to £200 million which are backed by an 80% UK Government (BBB) guarantee.
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
‘Covid Corporate Financing Facility (CCFF)’ BoE scheme to support liquidity among larger investment grade firms which make a material
UK contribution, helping to bridge COVID-19 disruption to their cash flows. The BoE provided liquidity by purchasing short-term debt in the form of commercial paper from corporates. Barclays acted as dealer. This scheme closed for new purchases of commercial paper with effect from 23 March 2021.
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
‘Credit quality step’ An indicator of credit risk. In the context of the Standardised Approach to calculating credit risk RWAs, a “credit quality assessment scale” maps the credit assessments of a recognised credit rating agency or export credit agency to certain “credit quality steps” that determine the risk weight to be applied to an exposure.
‘Credit rating’ An evaluation of the creditworthiness of an entity seeking to enter into a credit agreement.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial Statements	Barclays PLC Annual Report 2025 on form 20-F	484

Glossary of Terms (continued)
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
‘Delinquency’ See ‘Arrears’.
‘Deposit Guarantee Scheme (DGS)’ The EU Directive on Deposit Insurance (Directive 2014/49/EU) was transposed into Irish law through the European Union (Deposit Guarantee Schemes) Regulations 2015 which came into effect on 20 November 2015. The CBI as the
‘designated authority’ is required to calculate risk based deposit insurance contributions in accordance with the EBA’s guidelines “on methods for calculating contributions to deposit guarantee schemes.” The DGS is administered by the CBI and is funded by the credit institutions covered by the scheme.
‘Derivatives netting’ Adjustments applied across asset and liability marked to market derivative positions pursuant to legally enforceable bilateral netting agreements and eligible cash collateral received in derivative transactions that meet the requirements of BCBS 270 (Basel III leverage ratio framework and disclosure requirements).
‘Digital Operational Resilience Act (DORA)’ the European Union’s Digital Operational Resilience Act (Regulation (EU) 2022/2554) has
applied from 17 January 2025. This EU regulation introduces comprehensive and sector specific regulation on Information Communication
Technologies (ICT) risk management, ICT incident management and reporting, information sharing, digital operational resilience testing and provides for oversight by the European Supervisory Authorities of critical third-party providers servicing the EU financial services sector.
‘Diversification effect’ Reflects the fact that the risk of a diversified portfolio is smaller than the sum of the risks of its constituent parts. It is measured as the sum of the individual asset class Daily Value at Risk (DVaR) estimates less the total DVaR.
‘Dodd-Frank Act (DFA)’ The US Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, as amended.
‘Domestic Liquidity Sub-Group Arrangement’ An intra-group capital and liquidity support agreement that secures certain regulatory permissions authorised by the PRA.
‘Economic Value of Equity (EVE)’ A measure of the potential change in value of expected future cash flows due to an adverse interest rate movement, based on existing balance sheet run-off profile.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial Statements	Barclays PLC Annual Report 2025 on form 20-F	485

Glossary of Terms (continued)
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
‘EU CRR’ Regulation (EU) No 575/2013 as amended. EU CRR prescribes prudential requirements including minimum capital requirements, for EU banks and certain other entities. EU CRR was amended by CRR III as part of the EU’s implementation of Basel 3.1. The amendments entered into force from January 2025, other than those relating to market risk, whose entry into force was delayed until January 2026 by a
Delegated Act of the European Commission.  In June 2025 the European Commission proposed a further delay to January 2027.
‘EU Risk Reduction Measure package’ A collection of amending Regulations and Directives that update core EU regulatory texts and which came into force on 27 June 2019.
‘Euro Interbank Offered Rate (EURIBOR)’ A benchmark interest rate at which banks can borrow funds from other banks in the European interbank market.
‘Europe’ Geographic segment comprising countries in which Barclays operates within the EU, Northern Continental and Eastern Europe.
‘European Banking Authority (EBA)’ The EBA is an independent EU authority which works to ensure effective and consistent prudential regulation and supervision across the European banking sector. Its overall objectives are to maintain financial stability in the EU and to safeguard the integrity, stability, efficiency and orderly functioning of the banking sector.
‘European Banking Union’ is an EU concept aimed at safeguarding the stability of the EU banking sector and includes as two of its pillars the SSM and SRM.
‘European Central Bank (ECB)’ The European Central Bank is responsible, among other things, for the prudential supervision of credit institutions located in EU member states participating in European Banking Union within the Single Supervisory Mechanism.
‘European Economic Area (EEA)’ The European Economic Area is a free-trade zone established by the EEA Agreement, which came into effect on January 1, 1994. It includes all 27 EU member states and 3 EFTA states (Iceland, Liechtenstein, and Norway), aiming to promote the free movement of goods, services, capital, and people within a unified market. The EEA allows the participating EFTA countries to participate fully in the EU single market without being EU members.
‘European Market Infrastructure Regulation (EMIR)’ The European Market Infrastructure Regulation (Regulation 648/2012) imposes requirements in the EU which are designed to improve transparency and reduce the risks associated with the derivatives market. EMIR has operational and financial impacts on the Barclays Group, including by imposing collateral requirements and a requirement to centrally clear certain OTC derivatives contracts transacted with a broad range of market participants.
‘European Securities and Markets Authority (ESMA)’ An independent European supervisory authority with the remit of enhancing the protection of investors and reinforcing stable and well-functioning financial markets in the European Union.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial Statements	Barclays PLC Annual Report 2025 on form 20-F	486

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
‘Expected Losses’ A regulatory measure of anticipated losses for exposures captured under an Internal Ratings Based (IRB) credit risk approach for capital adequacy calculations.  It is measured as the Barclays Group’s modelled view of anticipated losses based on Probability of Default (PD), Loss Given Default (LGD) and Exposure at Default (EAD), with a one-year time horizon.
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
‘FICC’ Represents Macro (including rates and currency), Credit and Securitised products, part of IB.
‘Financial collateral comprehensive method (FCCM)’ A credit risk mitigation calculation approach which applies volatility adjustments to the market value of exposure and collateral when calculating RWA values.
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
‘Financial Policy Committee (FPC)’ The BoE’s Financial Policy Committee identifies, monitors and takes action to remove or reduce systemic risks with a view to protecting and enhancing the resilience of the UK financial system. The FPC also has a secondary objective to support the economic policy of the UK Government.
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
‘Forbearance Programmes’ Forbearance programmes assist customers in financial difficulty through agreements to accept less than contractual amounts due where financial distress would otherwise prevent satisfactory repayment within the original terms and conditions of the contract. These agreements may be initiated by the customer, Barclays or a third party and include approved debt counselling plans, minimum due reductions, interest rate concessions and switches from capital and interest repayments to interest-only payments.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial Statements	Barclays PLC Annual Report 2025 on form 20-F	487

Glossary of Terms (continued)
‘Foreclosures in Progress’ The process by which a bank initiates legal action against a customer with the intention of terminating a loan agreement whereby the bank may repossess the property used as collateral for the loan, subject to applicable law, and recover amounts it is owed.
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
'Foundation Internal Ratings Based (F-IRB)’ See ‘Internal Ratings Based (IRB)’.
'FTSE 350’ The Financial Times Stock Exchange index comprising the 350 largest companies by capitalisation listed on the London Stock
Exchange.
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
‘Fundamental Review of the Trading Book (FRTB)’ A comprehensive suite of capital rules developed by the BCBS as part of Basel III and applicable to banks’ wholesale trading activities.
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
‘FVOCI’ Fair value through other comprehensive income.
‘FVTPL’ Fair value through profit or loss.
‘FY23 Investor Update’ An event held in connection with Barclays resegmentation of businesses which was announced on 20 February
2024 and is part of its strategy to become Simpler, Better and more Balanced. Introducing the new segments of Barclays UK, Barclays UK
Corporate Bank, Barclays Private Bank and Wealth Management, Barclays Investment Bank, Barclays US Consumer Bank and Head Office.
‘Gains on acquisitions’ The amount by which an acquirer’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities, recognised in a business combination, exceeds the cost of the combination.
‘General Data Protection Regulation (GDPR)’ GDPR (Regulation (EU) 2016/679) is a regulation intended to strengthen and unify data protection for all individuals within the European Union. GDPR forms part of UK law (UK GDPR) pursuant to the European Union
(Withdrawal) Act 2018, as amended and the supplemental Data Protection Act 2018.
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
‘Grandfathering’ In the context of capital resources, the phasing in of the application of instrument eligibility rules, which allows formerly compliant capital instruments to be included in regulatory capital, subject to certain thresholds which decrease over the transitional period.
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
‘Gross new lending’ New lending advanced to customers during the period.
‘Gross write-off rates’ Expressed as a percentage and represent balances written off in the reporting period divided by gross loans and advances held at amortised cost at the balance sheet date.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial Statements	Barclays PLC Annual Report 2025 on form 20-F	488

Glossary of Terms (continued)
‘Group net interest income excluding Barclays Investment Bank and Head Office’ A measure of Barclays Group net interest income, excluding the net interest income reported in Barclays Investment Bank and Head Office.
‘G-SII additional leverage ratio buffer (G-SII ALRB)’ A macroprudential buffer that applies to G-SIBs and other major domestic UK banks and building societies, including banks that are subject to ring-fencing requirements. The G-SII ALRB will be calibrated as 35% of the combined buffers that apply to the bank.
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
Following the resegmentation announced at the FY23 Investor Update on 20 February 2024, Head Office also includes the German consumer finance business (sold early Q1 2025), and the Payment acceptance business (rebranded merchant acquiring business), for which a partnership with Brookfield Asset Management Ltd was announced in April 2025.
‘High-Net-Worth’ Businesses that provide banking and other services to high net worth customers.
‘High-quality liquid assets (HQLA)’ Comprise eligible and unencumbered cash or assets that can be converted into cash at little or no loss of value in private markets, to meet liquidity needs arising from a liquidity stress scenario or event. Among other things, HQLA should be unencumbered and liquid in markets during a time of stress. These include cash and claims on central governments and central banks.  Please refer to ‘Level 1 assets’ and ‘Level 2 assets’.
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
‘IAASA’ Irish Auditing and Accounting Supervisory Authority.
‘IASB’ International Accounting Standards Board.
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
‘Insurance Risk’ The risk of the Barclays Group’s aggregate insurance premiums received from policyholders under a portfolio of insurance contracts being inadequate to cover the claims arising from those policies.
‘Interchange’ Income paid to a credit card issuer for the clearing and settlement of a sale or cash advance transaction.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial Statements	Barclays PLC Annual Report 2025 on form 20-F	489

Glossary of Terms (continued)
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
The IRB approach is divided into two alternative applications, Advanced and Foundation:  Advanced Internal Ratings Based (A-IRB): the
bank uses its own estimates of Probability of Default (PD), Loss Given Default (LGD) and credit conversion factor to model a given risk exposure.  Foundation Internal Ratings Based (F-IRB): the bank applies its own PD as for A-IRB, but it uses standard parameters for the
LGD and the credit conversion factor. The F-IRB approach is specifically designed for wholesale credit exposures. Hence retail, equity, securitisation positions and non-credit obligations asset exposures are treated under standardised or A-IRB.
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
‘Invested assets’ Invested assets (held off-balance sheet) represent assets under management and supervision. Uninvested cash held under an investment mandate and reported within customer deposits is excluded from invested assets.
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
‘Investor Compensation Scheme (ICS)’ The Investor Compensation Directive (Directive 97/9/EC) sets out the basis for clients of investment firms (including banks that carry out investment services) to receive statutory compensation when an authorised investment firm fails. In Ireland, the Investor Compensation Act 1998 (ICA) provides for the establishment of the Investor Compensation Company DAC which administers the ICS.
‘IPO’ Initial Public Offering.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial Statements	Barclays PLC Annual Report 2025 on form 20-F	490

Glossary of Terms (continued)
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
requirements.
‘Large exposure’ A large exposure is defined as the total exposure of a bank to a counterparty or group of connected clients, whether in the banking book or trading book or both, which in aggregate equals or exceeds 10% of the bank's eligible Tier 1 capital.
‘Legal risk', ‘Laws, Rules and Regulations Risk’ or 'LRR risk' The risk of loss or imposition of penalties, damages or fines from the failure of the firm to meet applicable laws, rules and regulations or contractual requirements or to assert or defend its intellectual property rights.
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
‘Level 1 assets’ High-quality liquid assets (HQLA) under local rules implementing the Basel Committee’s Liquidity Coverage Ratio (LCR),
including cash, central bank reserves and higher quality government securities.
‘Level 2 assets’ High-quality liquid assets (HQLA) under local rules implementing the Basel Committee’s Liquidity Coverage Ratio (LCR),
comprising Level 2A assets, including, e.g. lower quality government securities, covered bonds and corporate debt securities, and Level 2B assets, including, e.g. lower rated corporate bonds, Residential Mortgage-Backed Securities and equities that meet certain conditions.
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
‘Liquidity Risk Management Framework (the Liquidity Framework)’ The Liquidity Risk Management Framework incorporates liquidity policies, systems and controls that the Barclays Group has implemented to manage liquidity risk within tolerances approved by the Board and regulatory agencies.
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
‘Loan to deposit ratio’ or ‘Loan: deposit ratio’ Total loans and advances at amortised costs divided by deposits at amortised cost.
‘Loan to value (LTV) ratio’ Expresses the amount borrowed against an asset (i.e. a mortgage) as a percentage of the appraised value of the asset. The ratios are used in determining the appropriate level of risk for the loan and are generally reported as an average for new mortgages or an entire portfolio. Also see ‘Marked to market (MTM) LTV ratio’.
‘London Interbank Offered Rate (LIBOR)’ A benchmark interest rate at which banks can borrow funds from other banks in the London interbank market, currently phased out.
‘Long Term Incentive Plan (LTIP)’ The Barclays PLC Group Long Term Incentive Plan.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial Statements	Barclays PLC Annual Report 2025 on form 20-F	491

Glossary of Terms (continued)
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
‘Medium-Term Notes (MTNs)’ Corporate notes (or debt securities) continuously offered by a company to investors through a broker dealer.
MTN tenors from under 1 year to 30 years. They can be issued with a fixed or floating interest rate or with a more complex calculation of the interest rate; with a fixed maturity date (non-callable) or with embedded call or put options or early repayment triggers. MTNs are most generally issued as senior, unsecured debt.
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
‘Minimum requirement for own funds and eligible liabilities (MREL)’ A European Union-wide requirement under the Bank Recovery and
Resolution Directive for all European banks and investment banks to hold a minimum level of equity and/or loss absorbing eligible liabilities to ensure the operation of the bail-in tool to absorb losses and recapitalise an institution in resolution, or these rules and regulations as they form part of UK law pursuant to the UK transposition of the Directive and the European Union (Withdrawal) Act 2018 (as amended). An institution’s MREL requirement is set by its resolution authority.
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
‘Money market funds’ Investment funds typically invested in short-term debt securities such as CP.
‘Monoline derivatives’ Derivatives with a monoline insurer such as credit default swaps referencing the underlying exposures held.
‘Moody’s’ A credit rating agency, including Moody’s Investors Service, Inc. and its affiliated entities.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial Statements	Barclays PLC Annual Report 2025 on form 20-F	492

Glossary of Terms (continued)
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
‘Net new assets under management’ The net inflows and outflows of client balances within discretionary portfolio management and advisory mandates. Excludes market performance and foreign exchange translation but includes reinvested dividend payments.
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
‘Operating expenses excluding litigation and conduct’ A measure of total operating expenses excluding litigation and conduct charges.
‘Operating costs’ A measure of total operating expenses excluding litigation and conduct charges and UK regulatory levies.
‘Operational Riskdata eXchange Association (ORX)’ A not-for-profit industry association dedicated to advancing the measurement and management of operational risk in the global financial services industry.  Barclays is a member of ORX.
‘Origination led’ Focus on high-margin, low-capital fee-based activities and related hedging opportunities.
‘O-SII Buffer’ CET1 capital required to be held under the UK and EU regimes to ensure that Other Systemically Important Institutions (O-
SIIs) build up surplus capital to compensate for the systemic risk that such institutions represent to the financial system.
‘Other systemically important institutions (O-SII)’ Other systemically important institutions are institutions that are deemed to create risk to financial stability due to their systemic importance.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial Statements	Barclays PLC Annual Report 2025 on form 20-F	493

Glossary of Terms (continued)
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
‘Owner occupied mortgage’ A mortgage where the intention of the customer at origination was to occupy the property.
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
‘Period end allocated tangible equity’ Allocated tangible equity is calculated as 13.5% (2024: 13.5%) of RWAs for each business, adjusted for capital deductions, excluding goodwill and intangible assets, reflecting assumptions the Barclays Group uses for capital planning purposes. Head Office allocated tangible equity represents the difference between the Barclays Group’s tangible shareholders’ equity and the amounts allocated to businesses.
‘Period end tangible shareholder’s equity’ (for Barclays Group) Shareholders' equity attributable to ordinary shareholders of the parent, adjusted for the deduction of intangible assets and goodwill.
‘Period end tangible shareholder’s equity (for businesses)’ Allocated tangible equity is calculated as 13.5% (2024: 13.5%) of RWAs for each business, adjusted for capital deductions, excluding goodwill and intangible assets, reflecting the assumptions the Barclays Group uses for capital planning purposes. Head Office allocated tangible equity represents the difference between the Barclays Group’s tangible shareholders’ equity and the amounts allocated to businesses.
‘Personal Banking’ One of three segments within Barclays UK. The business within the UK that offers retail solutions to help customers with their day-to-day banking needs.
‘Pillar 1 requirements’ The minimum regulatory capital requirements under CRR, covering credit (including counterparty credit) risk, market risk operational risk, settlement risk and CVA.
‘Pillar 2A requirements’ The additional regulatory capital requirement to meet risks not captured under Pillar 1 requirements. These requirements are the outcome of the bank’s ICAAP and the complementary supervisory review and evaluation carried out by the relevant regulator.
‘Pillar Two’ The UK implemented Pillar Two legislation in the Finance (No.2) Act 2023 to introduce the OECD’s global minimum tax rules for accounting periods beginning on or after 31 December 2023. The EU Minimum Tax Directive (Pillar Two) (Council Directive (EU)
2022/2523) entered into force on 23 December 2022 and requires all member states to apply a Qualifying Domestic Minimum Top-up Tax
(QDMTT) to in scope multi-national groups within the EU.
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
‘PRA waivers’ PRA approvals which modify or waive existing rules. Waivers are specific to an organisation and require applications being submitted to and approved by the PRA.
‘Primary securitisations’ The issuance of securities (bonds and commercial papers) for fund-raising.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial Statements	Barclays PLC Annual Report 2025 on form 20-F	494

Glossary of Terms (continued)
‘Primary Stress Tests’ In the context of Traded Market Risk and Stress Testing, Primary Stress Tests apply stress moves to key liquidity risk factors for each of the major trading asset classes.
‘Prime Services’ Involves financing of fixed income and equity positions using Repo and stock lending facilities. The Prime Services business also provides brokerage facilitation services for hedge fund clients offering execution and clearance facilities for a variety of asset classes.
‘Principal’ In the context of a debt liability, the total amount borrowed, or the part of the amount borrowed which remains unpaid (excluding interest).
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
‘Properties in Possession held as ‘Loans and Advances to Customers’ Properties in the UK and Italy where the customer continues to retain legal title but where the bank has enforced the possession order as part of the foreclosure process to allow for the disposal of the asset or the court has ordered the auction of the property.
‘Properties in Possession held as ‘Other Real Estate Owned’ Properties in South Africa where the bank has taken legal ownership of the title as a result of purchase at an auction or similar and treated as ‘Other Real Estate Owned’ within other assets on the bank’s balance sheet.
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
‘Qualifying central bank claims’ An amount calculated in line with the PRA rules allowing banks to exclude claims on the central bank from the calculation of the leverage exposure measure, as long as these amounts are matched by liabilities denominated in the same currency and of identical or longer maturity.
‘Qualifying Revolving Retail Exposure (QRRE)’ In the context of the IRB approach to credit risk RWA calculations, an exposure meeting the criteria set out in Article 154(4) of UK CRR and Article 147(5a) of EU CRR (as applicable). It includes most types of credit card exposure.
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
‘Recovery book’ Represents the total amount of exposure which has been transferred to recovery units who set and implement strategies to recover the Barclays Group’s exposure.
‘Recovery book Impairment Coverage Ratio’ Impairment allowance held against recoveries balances expressed as a percentage of balance in recoveries.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial Statements	Barclays PLC Annual Report 2025 on form 20-F	495

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
Book quality/Asset quality
Credit risk and counterparty risk (including CVA)
This represents RWA movements driven by changes in the underlying credit quality and recoverability of portfolios and reflected through model calibrations or realignments where applicable. This includes, but is not exclusive to:
•PD migration and LGD changes driven by economic conditions
•ratings migration for standardised exposures

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial Statements	Barclays PLC Annual Report 2025 on form 20-F	496

Glossary of Terms (continued)
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
‘Secured Overnight Financing Rate (SOFR)’ A broad measure of the cost of borrowing cash overnight collateralised by US Treasury securities in the Repo market.
‘Securities Financing Transactions (SFT)’ In the context of RWAs, any of the following transactions: a repurchase transaction, a securities or commodities lending or borrowing transaction, or a margin lending transaction whereby cash collateral is received or paid in respect of the transfer of a related asset.
‘Securities Financing Transactions adjustments’ In the context of a bank's leverage ratio, a regulatory add-on calculated as exposure less collateral, taking into account master netting agreements.
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
‘Settlement balances’ Receivables or payables recorded between the date (the trade date) a financial instrument (such as a bond) is sold, purchased or otherwise closed out, and the date the asset is delivered by or to the entity (the settlement date) and cash is received or paid.
‘Settlement Netting’ Netting approach used in the calculation of the leverage exposure measure whereby firms may calculate their exposure value of regular way purchases and sales awaiting settlement.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial Statements	Barclays PLC Annual Report 2025 on form 20-F	497

Glossary of Terms (continued)
‘Settlement risk’ The risk that settlement in a transfer system will not take place as expected, usually owing to a party defaulting on one or more settlement obligations.
‘Significant Increase in Credit Risk (SICR)’ Barclays assesses when a significant increase in credit risk has occurred based on quantitative and qualitative assessments.
‘Single Resolution Board (SRB)’ The Single Resolution Board is the central resolution authority within the European Banking Union, established to ensure an orderly resolution of failing banks with minimal impact on the economy and public finances. It was created in 2015 as part of the broader banking union reforms and acts as the bank resolution authority for a subset of banks in the euro area. The SRB's mission is to avoid future bailouts by placing the burden of resolution on the banks themselves.
‘Single Resolution Fund (SRF)’ is an emergency fund that may be used as part of the SRM. Institutions that come within the scope of the
SRMR are required to make ex-ante contributions to the SRF calculated by the SRB (in accordance with the SRMR) on an annual basis
‘Single Resolution Mechanism Regulation (SRMR)’ The Single Resolution Mechanism Regulation (Regulation 806/2014) established the single resolution mechanism (SRM), which is comprised of the Single Resolution Board (SRB) and the National Resolution Authorities of
participating countries. The purpose of the SRMR is to ensure an orderly resolution of failing banks with minimal costs for taxpayers and to the real economy.
‘Single Supervisory Mechanism (SSM)’ The Single Supervisory Mechanism is a framework for the prudential supervision of credit institutions located in EU member states participating in European Banking Union, primarily overseen by the European Central Bank (ECB)
and also comprising the national competent authorities of the participating member states. It aims to ensure the safety and stability of the
European banking system by coordinating the supervision of significant institutions across member states.
‘Slotting’ Slotting is internal Barclays terminology for what is known as “Specialised Lending” in the IRB approach. A standard set of rules is required to be used in credit risk RWA calculations, based upon an assessment of factors such as the financial strength of the counterparty.
The requirements for the application of the Specialised Lending approach are detailed in Article 153(5) of CRR.
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
‘Software intangibles benefit’ A benefit introduced as part of the EU response package to the COVID-19 pandemic and subsequently reversed in the UK. Since 1 January 2022, software assets are fully deducted from CET 1 capital under UK rules.
‘Sovereign exposure(s)’ Exposures to central governments, including holdings in government bonds and local government bonds.
‘Special purpose entity’ A legally separate vehicle established to carry out a specific financial or operational objective, such as isolating risk or facilitating securitisation. It is typically structured to be bankruptcy-remote, ensuring its obligations remain independent of the financial position of the sponsoring organisation. SPEs may be subsidiaries or orphan entities, depending on the intended legal and accounting treatment.
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
‘Stage 1’ This represents financial instruments where the credit risk of the financial instrument has not increased significantly since initial recognition. Stage 1 financial instruments are required to recognise a 12-month expected credit loss allowance.
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
‘Standardised Approach’ / ‘STD’ A method of calculating RWAs that relies on a mandatory framework set by the regulator to derive risk weights based on counterparty type and credit rating.
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
‘Standby facilities, credit lines and other commitments’ Agreements to lend to a customer in the future, subject to certain conditions. Such commitments are either made for a fixed period, or have no specific maturity but are cancellable by the lender subject to notice requirements.
‘Statutory’ Line items of income, expense, profit or loss, assets, liabilities or equity stated in accordance with the requirements of the UK
Companies Act 2006 and the requirements of IFRS.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial Statements	Barclays PLC Annual Report 2025 on form 20-F	498

Glossary of Terms (continued)
‘Statutory return on average shareholders’ equity’ Statutory profit after tax attributable to ordinary shareholders as a proportion of average shareholders’ equity.
‘Sterling Over Night Index Average (SONIA)’ A risk free interest rate that reflects banks’ and building societies’ wholesale overnight funding rates in the sterling unsecured market administrated and calculated by the BoE.
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
limits and escalating risk events (first line); colleagues in Risk and Compliance who establish the limits, rules and constraints under which the first line operates and monitor their performance against those limits and constraints (second line); and, colleagues in Internal Audit who provide assurance to the Board and Executive Management over the effectiveness of governance, risk management and control over risks

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial Statements	Barclays PLC Annual Report 2025 on form 20-F	499

Glossary of Terms (continued)
(third line). The Legal function does not sit in any of the three lines, but supports them all. The Legal function is, however, subject to oversight from Risk and Compliance with respect to its own Operational and Compliance Risks, as well as with respect to the Legal Risk to which Barclays is exposed.
‘Third country’ As defined in CRR, a country or territory outside the United Kingdom.
‘Third Party Service Providers (TPSP)’ Third Party Service Provider means any entity that has entered an arrangement with Barclays in order to provide business functions, activities, goods and/or services to Barclays.
‘Through-the-cycle’ A long-run average through a full economic cycle.
‘Tier 1 capital’ The sum of the Common Equity Tier 1 (CET1) capital and Additional Tier 1 (AT1) capital.
‘Tier 1 capital ratio’ The ratio which expresses Tier 1 capital as a percentage of RWAs under CRR.
‘Tier 2 (T2) capital’ A type of capital as defined in CRR principally composed of capital instruments, subordinated loans and share premium accounts where qualifying conditions have been met.
‘Tier 2 (T2) securities’ Securities that are treated as Tier 2 (T2) capital.
‘Total balances on forbearance programmes coverage ratio’ Impairment allowance held against forbearance balances expressed as a percentage of balance in forbearance.
‘Total capital ratio’ Total regulatory capital as a percentage of RWAs.
‘Total Loss Absorbing Capacity (TLAC)’ A standard published by the FSB which is applicable to G-SIBs and requires a G-SIB to hold a prescribed minimum level of instruments and liabilities that should be readily available for bail-in within resolution to absorb losses and recapitalise the institution. See also ‘Minimum requirement for own funds and eligible liabilities (MREL)’.
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
‘Transitional’ When a measure is presented or described as being on a transitional basis, it is calculated in accordance with the transitional provisions set out in CRR.
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
‘UK Cards’ Suite of credit cards offered to individual consumers located in the UK to suit their borrowing needs e.g. purchase spend, balance transfer, or rewards. This includes the Tesco Bank cards.
‘UK Personal Loans’ Individual unsecured personal loans predominantly recruited from the Group’s current account base in the UK. This includes the Tesco Bank loans portfolio.
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
liabilities denominated in the same currency and of identical or longer maturity.
‘UK leverage ratio’ As per the PRA Rulebook, means a bank’s Tier 1 capital divided by its total exposure measure, with this ratio expressed as a percentage.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial Statements	Barclays PLC Annual Report 2025 on form 20-F	500

Glossary of Terms (continued)
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
‘WM&I’ The Wealth Management & Investments business, which was transferred from Barclays UK to PBWM on 1 May 2023.
‘Working Group on Sterling Risk-Free Reference Rates (RFRWG)’ A group mandated with catalysing a broad-based transition to using
SONIA as the primary sterling interest rate benchmark in bond, loan and derivatives markets.
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
‘Wrong-way risk’ Arises in a trading exposure when there is significant correlation between the underlying asset and the counterparty, which in an event of default would lead to a significant mark to market loss. When assessing the credit exposure of a wrong-way trade, analysts take into account the correlation between the counterparty and the underlying asset as part of the sanctioning process.

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial Statements	Barclays PLC Annual Report 2025 on Form 20-F	501

Exhibit Index
EXHIBIT INDEX

Exhibit	Description
1.1	Articles of Association of Barclays PLC (incorporated by reference to Barclays PLC’s Form 6-K (File No. 001-09246) filed with the SEC on May 10, 2024)
2.1
Long Term Debt Instruments: Barclays PLC is not party to any single instrument relating to long-term debt pursuant to which a total amount of securities exceeding 10% of its total assets (on a consolidated basis) is authorised to be issued. Barclays PLC hereby agrees to furnish to the
Securities and Exchange Commission (the “Commission”), upon its request, a copy of any instrument defining the rights of holders of its long-
term debt or the rights of holders of the long-term debt of any of its subsidiaries for which consolidated or unconsolidated financial statements are required to be filed with the Commission.

2.2	Description of the Registrant’s Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934
4.1	Rules of the Barclays Group Incentive Share Plan (incorporated by reference to the Barclays PLC Registration Statement on Form S-8 (File no. 333-167232) filed on June 1, 2010)
4.2	Rules of the Barclays Group Share Value Plan (incorporated by reference to Exhibit 4.2 to Barclays PLC’s 2022 Form 20-F (File No. 001-09246) filed with the SEC on February 15, 2023)
4.3	Rules of the Barclays PLC Long Term Incentive Plan (incorporated by reference to Exhibit 4.3 to Barclays PLC’s 2022 Form 20-F (File No. 001-09246) filed with the SEC on February 15, 2023)
4.4	Rules of the Barclays Group Deferred Share Value Plan (incorporated by reference to Exhibit 4.4 to Barclays PLC’s 2022 Form 20-F (File No. 001-09246) filed with the SEC on February 15, 2023)
4.5	Contract of Employment - C.S. Venkatakrishnan (incorporated by reference to the 2021 Form 20-F/A filed on May 23, 2022)
4.6	Appointment Letter – Mary Francis (incorporated by reference to the 2018 Form 20-F filed on February 21, 2019)
4.9	Appointment Letter – Nigel Higgins (incorporated by reference to the 2019 Form 20-F filed on February 13, 2020)
4.10	Appointment Letter – Dawn Fitzpatrick (incorporated by reference to the 2019 Form 20-F filed on February 13, 2020)
4.11	Appointment Letter – Brian Gilvary (incorporated by reference to the 2019 Form 20-F filed on February 13, 2020)
4.12	Appointment Letter - Julia Wilson (incorporated by reference to the 2021 Form 20-F/A filed on May 23, 2022)
4.13	Appointment Letter - Robert Berry (incorporated by reference to the 2021 Form 20-F/A filed on May 23, 2022)
4.14	Contract of Employment - Anna Cross (incorporated by reference to the 2021 Form 20-F/A filed on May 23, 2022)
4.15	Appointment Letter - Marc Moses (incorporated by reference to the 2022 Form 20-F filed with the SEC on February 15, 2023)
4.16	Appointment Letter - Sir John Kingman (incorporated by reference to the 2023 Form 20-F filed with the SEC on February 20, 2024)
4.17	Appointment Letter - Brian Shea (incorporated by reference to the 2024 Form 20-F filed with the SEC on February 13, 2025)
4.18	Appointment Letter - Diony Lebot
4.19	Appointment Letter - Mary Mack
8.1	List of subsidiaries. The list of subsidiaries of Barclays PLC can be found on page 434 of the Form 20-F
11.2	Barclays Group Securities Dealing Code
12.1	Certifications filed pursuant to 17 CFR 240. 13(a)-14(a)
13.1	Certifications filed pursuant to 17 CFR 240. 13(a) and 18 U.S.C 1350(a) and 1350(b)
15.1	Consent of KPMG LLP for incorporation by reference of reports in certain securities registration statements of Barclays PLC.
97.1	Compensation Recovery Policy (incorporated by reference to the 2023 Form 20-F filed with the SEC on February 20, 2024)
99.1	A table setting forth the issued share capital of Barclays Group’s total shareholders’ equity, indebtedness and contingent liabilities as at 31 December 2025
101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH	Inline XBRL Taxonomy Extension Schema
101.CAL	Inline XBRL Taxonomy Extension Schema Calculation Linkbase
101.DEF	Inline XBRL Taxonomy Extension Schema Definition Linkbase
101.LAB	Inline XBRL Taxonomy Extension Schema Label Linkbase
101.PRE	Inline XBRL Taxonomy Extension Schema Presentation Linkbase
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

Strategy	Shareholder information	Climate and sustainability report	Governance	Risk review	Financial review	Financial Statements	Barclays PLC Annual Report 2025 on Form 20-F	502

Signatures
Signatures
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.

Date February 10, 2026	Barclays PLC (Registrant)

	By	/s/ Anna Cross
Anna Cross, Group Finance Director